Form 20-F
period 2018-12-31
CREDICORP LTD
filed 2019-04-30
CIK 1001290

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ________ to ________

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

Yes        ☒                  No        ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes        ☐                  No        ☒

CONTENT

2

ABBREVIATIONS

Abbreviations	Meaning
AFM	Administradora de Fondos Mutuos or Mutual Fund Administrators
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators - Peru
AGF	Administradora General de Fondos or General Funds Management
ALCO	Asset and Liabilities Committee
ALM	Asset and Liabilities Management Service
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia's Stock Market Self-regulator
APERHU	Asociacion Peruana de Recursos Humanos or Peruvian Association of Human Resources
ASB	Atlantic Security Bank
ASBANC	Asociacion de Bancos del Peru or Association of Banks of Peru
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority - Bolivia
ASHC	Atlantic Security Holding Corporation
ASOMIF	Asociacion de Instituciones de Microfinanzas del Peru or Association of Microfinance Institutions of Peru
ATM	Automated Teller Machine (cash machine)
ATPDEA	Andean Trade Promotion and Drug Eradication Act
AuC	Assets under Custody
AuMs	Assets under Management
BCB	Banco Central de Bolivia or Bolivian Central Bank
BCI	Banco de Credito e Inversiones de Chile
BCM	Business Continuity Management
BCP Bolivia	Banco de Credito de Bolivia
BCP Consolidated	Banco de Credito del Peru, including subsidiaries such as Mibanco. It is also called BCP
BCP Stand-alone	Banco de Credito del Peru including BCP Panama and BCP Miami, branches located overseas, and excluding subsidiaries.
BCRP	Banco Central de Reserva del Peru or Peruvian Central Bank
BEX	Banca Exclusiva
Bladex	Banco Latinoamericano de Comercio Exterior
BLMIS	Bernard L. Madoff Investment Securities LLC
BOB	Bolivianos, Bolivian Currency
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAE	Chief Audit Executive
CAF	Corporacion Andina de Fomento or Andean Development Corporation
CCSI	Credicorp Capital Securities Inc.
CDR	Resettable Certificate of Deposits
CET1	Common Equity Tier I
CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority
CLP	Chilean peso

CMF	Comision del Mercado Financiero or Financial Markets Commission
CODM	Chief Operating Decision Maker
COFIDE	Corporacion Financiera de Desarrollo S.A. or Peruvian Government-Owned Development Bank
CONFIEP	Confederacion Nacional de Instituciones Empresariales Privadas or National Confederation of Private Business Institutions in Peru
Congress	Congress of the Republic of Peru
COO	Chief Operating Officer
COP	Colombian peso
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPS	Comision de Proteccion Social or Social Protection Committee
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa S.A.
Credicorp Capital Chile	Credicorp Capital Chile S.A., operating subsidiary of Credicorp Capital Holding Chile
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondos S.A.
Credicorp Capital Holding Chile	Credicorp Capital Holding Chile S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Colombia	Credicorp Capital Holding Colombia S.A.S., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Peru	Credicorp Capital Holding Peru S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Peru	Credicorp Capital Peru S.A.A., operating subsidiary of Credicorp Capital Holding Peru, and formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Credititulos S.A.
CRM	Customer Relationship Management
CRS	Common Reporting Standards
D&S	Disability and Survivorship
DCM	Debt Capital Markets
DTA	Deferred Tax Assets
DTL	Deferred Tax Liabilities
ECM	Equity Capital Management
Edpyme	Empresas de Desarrollo de Pequeña y Microempresa or Small and Micro Firm Development Institutions
Edyficar	Empresa Financiera Edyficar S.A.
ENEL	Enel Distribucion Peru S.A.A.
EPS	Entidad Prestadora de Salud or Health Care Facility
FARC	Fuerzas Armadas Revolucionarias Colombianas or Revolutionary Armed Forces of Colombia
FC	Foreign Currency
FCG	Financial Consolidated Group
FED	Federal Reserve System - US

FELABAN	Federation of Latin American Banks
FFIEC	Federal Financial Institutions Examination Council
FI	Financial Institutions
FIBA	Florida International Bankers Associations
FINRA	Financial Industry Regulatory Authority - US
FMV	Fair market value
FSGC	Financial Services Guidance Committee
FTA	Free Trade Agreement
FuMs	Funds under Management
Fund	Deposit Insurance Fund
FX	Foreign exchange
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
IASB	International Accounting Standards Board
IBNR	Incurred but not reported
ICBSA	Inversiones Credicorp Bolivia S.A.
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
IGA	Intergovernmental Agreements
IGBVL	Indice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IGV	Impuesto General a las Ventas or Value Added Tax
IIA	Institute of Internal Auditors
ILCR	Internal liquidity coverage ratio
IMF	International Monetary Fund
Inversiones IMT	Inversiones IMT S.A., currently eliminated, and replaced as an operating subsidiary by Credicorp Capital Chile
IOL	Internal Overdue Loans
IPO	Initial Public Offering
IPPF	International Professional Practices Framework of Internal Auditing
IRB	Internal Ratings-Based
IRS	Internal Revenue Service
ISACA	Information Systems Audit and Control Association
IT	Information Technology
KRI	Key Risk Indicators
LC	Local Currency
LCR	Liquidity Coverage Ratio
LIBOR	London InterBank Offered Rate
LoB	Lines of Business
LTV	Loan to Value
M&A	Mergers and Acquisitions
MALI	Museo de Arte de Lima or Lima's Fine Arts Museum
MEF	Ministry of Economics and Finance
Mibanco	Mibanco, Banco de la Microempresa S.A.
MILA	Mercado Integrado Latinoamericano or Integrated Latin American Market - among Chile, Colombia, Mexico and Peru
MMD	Middle-Market Division

MOU	Memorandum of undestanding
MRTA	Movimiento Revolucionario Tupac Amaru or Tupac Amaru Revolutionary Movement
NIM	Net Interest Margin
NIST	National Institute of Standards and Technology
NPL	Non-performing loans
NYSE	New York Stock Exchange
OCI	Other Comprehensive Income
OECD	Organization for Economic Cooperation and Development
OPA	Oferta Publica de Adquisicion or Public Tender Offer
P&C	Property and casualty (P&C)
PEN	Peruvian Sol
RB&WM	Retail Banking & Wealth Management Group
REDESUR	Red Electrica del Sur S.A.
REJA	Special Regime for Early Retirement
ROAA	Return on Average Assets
ROAE	Return on Average Equity
ROE	Return on equity
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAM	Standardized Approach Method
SARs	Stock Appreciation Rights
SBP	Superintendencia de Bancos de Panama
SBS	Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or Superintendency of Banks, Insurance and Pension Funds - Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Superintendency of Securities and Insurance
SME	Small and medium enterprise
SME - Pyme	Small and medium enterprise – Pequeña y microempresa or Small and micro enterprise
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market - Peru
SMVP	Superintendencia de Mercado de Valores de Panama
Solucion EAH	Solucion Empresa Administradora Hipotecaria
SPP	Sistema Privado de Pensiones or Private Pension System
SUNAT	Superintendencia Nacional de Aduanas y de Administracion Tributaria or Superintendence of Tax Administration - Peru
TAG	Consultancy boutique for Microsoft
TOSE	Total Liabilities Subject to Reserve Requirements
TPP	Trans-Pacific Parternship
UAI	Internal Audit Unit
VaR	Value at Risk
VAT	Value-added tax
VRAEM	Valley of Rivers, Apurimac, Ene and Mantaro
WBG	Wholesale Banking Group

PRESENTATION OF FINANCIAL INFORMATION

Credicorp Ltd. is a Bermuda limited liability company (and is referred to in this Annual Report as Credicorp, the Company, the Group, we, or us, each of which means either Credicorp Ltd. as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in Peruvian Soles and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from Accounting Principles Generally Accepted in the United States (U.S. GAAP).

The balances of financial instruments at December 31, 2018 have been prepared in accordance with IFRS 9; the balances of the previous period have been prepared in accordance with ISA 39, see Note 3(a)(i) of the Credicorp Consolidated Financial Statements.

We operate primarily through our four lines of business (LoB): Universal Banking, Microfinance, Insurance & Pensions and Investment Banking and Wealth Management. For information about these LoBs, see “Item 4. Information on the Company – 4.B Business Overview”.

Our seven main operating subsidiaries are: (i) Banco de Credito del Peru (BCP Stand-alone); (ii) Banco de Credito de Bolivia (BCP Bolivia), which we hold through Inversiones Credicorp Bolivia S.A. (ICBSA); (iii) Mibanco Banco de la Microempresa S.A. (Mibanco); (iv) Pacifico Cia de Seguros y Reaseguros (which together with its consolidated subsidiaries, is referred to as Grupo Pacifico); (v) Prima AFP; (vi) Credicorp Capital Ltd. (which, together with its subsidiaries, is referred to as Credicorp Capital) and (vii) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which are referred to as ASB and ASHC, respectively). As of and for the year ended December 31, 2018, BCP Stand-alone represented 75.0% of our total assets, 71.8% of our net profit and 63.2% of our equity attributable to Credicorp’s equity holders (that is, its shareholders). Unless otherwise specified, the financial information for BCP Stand-alone, BCP Bolivia, Mibanco, ASB, Grupo Pacifico, Prima AFP and Credicorp Capital included in this Annual Report is presented in accordance with IFRS and before eliminations for consolidation purposes. See “Item 3. Key Information – 3.A Selected Financial Data” and “Item 4. Information on the Company – 4.A History and Development of the Company”. We refer to BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, Prima AFP, Credicorp Capital and ASB as our main operating subsidiaries.

“Item 3. Key Information – 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our Consolidated Financial Statements as of December 31, 2014, 2015, 2016, 2017 and 2018.

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “S/”, “Sol”, “local currency” or “Soles” are to Peruvian Soles (each Sol is divided into 100 centimos (cents)), and references to “$”, “US$,” “Dollars” or “U.S. Dollars” are to United States Dollars.

Some of our subsidiaries, namely ASB and two subsidiaries of Credicorp Capital, Credicorp Capital Securities Inc. (CCSI) and Credicorp Capital Asset Management, maintain their operations and balances in U.S. Dollars and other currencies. As a result, in certain instances throughout this Annual Report, we have translated U.S. Dollars and other currencies to Soles. You should not construe any of these translations as representations that the U.S. Dollar amounts actually represent such equivalent Sol amounts or that such U.S. Dollar amounts could be converted into Soles at the rate indicated, as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from U.S. Dollar amounts at an exchange rate of S/3.373 = US$1.00, which is the December 31, 2018 exchange rate set by the Peruvian Superintendent of Banks, Insurance and Pension Funds (SBS by its Spanish initials). Converting U.S. Dollars to Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would result by converting the same amount of U.S. Dollars on a different specified date (at the prevailing exchange rate on such date). Our Bolivian subsidiary operates in Bolivianos. For consolidation purposes, our Bolivian subsidiary’s financial statements are also presented in Soles. Our Colombian and Chilean subsidiaries, Credicorp Capital Holding Colombia S.A.S. (Credicorp Capital Holding Colombia) and Credicorp Capital Holding Chile S.A. (Credicorp Capital Holding Chile) operate in Colombian Pesos and Chilean Pesos, respectively, and their financial statements are also converted into Soles for consolidation purposes.

Our management’s criteria for translating foreign currency, for the purpose of preparing the Credicorp Consolidated Financial Statements, are described in “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – (1) Critical Accounting Policies – 1.3 Foreign Exchange”.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, which are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (or the Exchange Act). You can find many of these statements by looking for words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “goal”, “seek”, “project”, “strategy”, “future”, “likely”, “should”, “will”, “would”, “may”, or other similar expressions referring to future periods.

Forward-looking statements are based only on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance, or events may be materially different from those in the forward-looking statements due to, without limitation, the following factors:

•	General economic conditions, including in particular economic conditions in Peru;
•	The occurrence of disasters or political or social instability in Peru;
•	The adequency of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders;
•	Performance of, and volalitity in, financial markets, including Latin-American and other emerging markets;
•	The frequency and severity of insured loss events;
•	Fluctuations in interest rate levels;
•	Currency exchange rates, including the Sol/U.S. Dollar exchange rate;
•	Deterioration in the quality of our loan portfolio;
•	Increasing levels of competition in Peru and other emerging markets;
•	Developments and changes in laws and regulation and adoption of new international guidelines;
•	Changes in the policies of central banks and/or foreign governments;
•	General competitive factors, in each case on a global, regional and/or national basis, including in the Peruvian banking industry;
•	Effectiveness of our risk management policies and of our operational and security systems; and
•	Losses associated with counterparty exposures.

See “Item 3. Key Information - 3.D Risk Factors” and “Item 5. Operating and Financial Review and Prospects”.

Any forward-looking statement made by us in this Annual Report is based only on information currently available to us and is made only as of the date on which it is made. We are not under any obligation to, and we expressly disclaim any obligation to, update or alter any forward-looking statements contained in this Annual Report whether as a result of new information, future events or otherwise.

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

The summary of our consolidated financial data as of, and for the year ended, December 31, 2014 was derived from the Consolidated Financial Statements audited by Paredes, Zaldivar, Burga & Asociados S.C.R.L, member firm of Ernst & Young Global (“EY Global”), independent registered public accountants. The consolidated financial data as of, and for the years ended, December 31, 2015, 2016, 2017 and 2018 were derived from the Consolidated Financial Statements audited by Gaveglio, Aparicio y Asociados S.C.R.L, member firm of PricewaterhouseCoopers International Limited, independent registered public accountants.

The report of Gaveglio, Aparicio y Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	(Soles in thousands, except percentages, ratios, and per common share data)					U.S. Dollars in thousands (1)
INCOME STATEMENT DATA:
IFRS:
Interest and similar income	8,578,664	9,784,089	10,773,055	11,030,683	11,522,634	3,501,966
Interest and similar expenses	(2,191,062)	(2,527,133)	(2,914,714)	(2,959,196)	(3,033,529)	(921,952)
Net Interest, similar income and expenses	6,387,602	7,256,956	7,858,341	8,071,487	8,489,105	2,580,014
Provision for credit losses on loan portfolio (2)	(1,914,143)	(2,052,177)	(2,063,209)	(2,057,478)	(1,814,898)	(551,585)
Recoveries of written-off loans	198,333	171,279	277,714	268,313	283,190	86,067
Provision for credit losses on loan portfolio, net of recoveries	(1,715,809)	(1,880,898)	(1,785,495)	(1,789,165)	(1,531,708)	(465,518)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	4,671,793	5,376,058	6,072,846	6,282,322	6,957,397	2,114,496
Commissions and fees	2,521,829	2,644,191	2,771,561	2,911,408	3,126,857	950,316
Net gain on foreign exchange transactions	453,405	773,798	698,159	650,228	737,954	224,279
Net gain on securities	212,943	215,106	339,930	760,772	242,829	73,801
Net gain on derivatives held for trading	22,202	207,938	44,500	103,580	13,262	4,031
Net gain from exchange differences	172,095	46,563	-	17,394	16,022	4,869
Net gain on financial assets designated at fair value through profit or loss	-	-	51,667	67,633	-	-
Others income	639,572	315,482	326,830	376,926	395,557	120,218
Total other income	4,022,046	4,203,078	4,232,647	4,887,941	4,532,481	1,377,514
Net premiums earned	2,189,666	1,733,978	1,799,115	1,808,340	2,100,788	638,473
Net claims incurred for life, general and health insurance contracts	(1,426,733)	(1,031,659)	(1,098,905)	(1,118,304)	(1,239,635)	(376,751)
Total other expenses (3)	(6,067,302)	(5,920,863)	(6,114,275)	(6,285,365)	(6,758,817)	(2,054,143)
Profit before income tax	3,389,470	4,360,592	4,891,428	5,574,934	5,592,214	1,699,589
Income tax	(968,224)	(1,197,207)	(1,281,448)	(1,393,286)	(1,520,909)	(462,236)
Net profit	2,421,246	3,163,385	3,609,980	4,181,648	4,071,305	1,237,353
Attributable to:
Credicorp’s equity holders	2,387,852	3,092,303	3,514,582	4,091,753	3,983,865	1,210,779
Non-controlling interest	33,394	71,082	95,398	89,895	87,440	26,575
Number of shares as adjusted to reflect changes in capital (4)	79,487,653	79,478,484	79,466,780	79,480,309	79,499,043	-
Net basic earnings per common share attributable to Credicorp’s equity holders (5)	30.04	38.91	44.23	51.49	50.13	15.24
Net dilutive earnings per common share attributable to Credicorp’s equity holders (5)	29.97	38.84	44.15	51.35	49.99	15.19
Cash dividends declared per common share Soles (6)	6.7700	8.1910	12.2865	14.1726	20.0000	-
Additional cash dividends declared per common share Soles (6)	-	-	15.7000	-	-	-

	As of December 31,
	2014	2015	2016	2017	2018	2018
	(Soles in thousands, except percentages, ratios, and per common share data)					U.S. Dollars in thousands (1)
STATEMENT OF FINANCIAL POSITION DATA:
IFRS:
Total assets	134,834,372	155,480,217	156,435,222	170,472,283	177,263,201	52,553,573
Total loans (7)	79,509,360	90,328,499	94,768,901	100,477,775	110,759,390	32,837,056
Allowance for loan losses (2)	(3,102,096)	(4,032,219)	(4,416,692)	(4,943,008)	(5,314,531)	(1,575,610)
Total deposits (8)	76,783,964	88,307,962	85,583,120	96,717,674	103,984,124	30,828,379
Equity attributable to Credicorp’s equity holders	13,979,455	16,128,016	19,656,135	21,756,567	23,839,243	7,067,668
Non-controlling interest	646,570	599,554	460,376	497,136	426,833	126,544
Total equity	14,626,025	16,727,570	20,116,511	22,253,703	24,266,076	7,194,212

	Year ended December 31,
	2014	2015	2016	2017	2018

SELECTED RATIOS
IFRS:
Net interest margin – NIM (9)	5.65%	5.45%	5.46%	5.33%	5.30%
Return on average total assets - ROAA(10)	1.92%	2.13%	2.25%	2.50%	2.29%
Return on average equity -ROAE (11)	18.50%	20.54%	19.64%	19.76%	17.47%
Operating efficiency (12)	45.17%	42.77%	43.18%	43.42%	43.95%
Operating expenses as a percentage of average assets (13)	4.32%	3.76%	3.64%	3.62%	3.66%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.37%	10.37%	12.57%	12.76%	13.45%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (14)	14.99%	15.95%	16.33%	15.92%	16.22%
Total internal overdue loan amounts as a percentage of total loans (15)	2.53%	2.56%	2.77%	3.01%	2.82%
Allowance for direct loan losses as a percentage of total loans	3.76%	4.25%	4.44%	4.48%	4.47%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (16)	3.20%	3.69%	3.85%	4.12%	4.04%
Allowance for direct loan losses as a percentage of total internal overdue loans (17)	148.65%	166.16%	160.55%	148.98%	158.75%
Allowance for direct loan losses as a percentage of impaired loans (18)	99.22%	105.35%	99.90%	98.36%	94.56%

Note: Total internal overdue includes internal overdue loans and under legal collection loans.

(1)	Translated for convenience only from Sol amounts to U.S. Dollar amounts using exchange rates of S/3.373 = US$1.00, which is the December 31, 2018 exchange rate set by the SBS, for statement of financial position data and of S/3.290333 = US$1.00, which is the average exchange rate on a monthly basis in 2018, for income statement data (for consistency with the annual amounts being translated).
(2)	Provision for credit losses on loan portfolio and allowance for loan losses include provisions and reserves with respect to direct loans losses and indirect loans losses or off-balance sheet items such as guarantees and standby letters, performance bonds, and import and export letters of credit.
(3)	Total other expenses includes net loss from exchange differences (S/60.6 million in 2016) and net loss on financial assets designated at fair value through profit or loss (S/4.1 million in 2014, S/33.5 million in 2015 and S/53.9 million in 2018).
(4)	The number of shares consists of capital stock (see Note 17(a) to the Consolidated Financial Statements) less treasury stock (see Note 17 (b) to the Consolidated Financial Statements).
(5)	Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock (see Note 29 to the Consolidated Financial Statements).
(6)	Dividends based on net profit attained for the financial years 2014 and 2015 were declared in Soles and paid in U.S. Dollars after converting the Soles amount using the weighted exchange rate of PEN/US$ as published by the SBS for transactions at the close of business on the declaration date. Dividends based on net profit attained for the financial years 2016 and 2017 were declared in Soles and paid in U.S. Dollar on May 12, 2017 and May 11, 2018, respectively, using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 10, 2017 and May 9, 2018 respectively. In October 2017, the Credicorp Board of Directors agreed to pay an additional dividend from the reserves, which was declared in Soles and paid in U.S. Dollar on November 24, 2017, using the weighted exchange rate registered by the SBS for the transactions at the close of business on November 22, 2017.

Dividends based on net profit attained for the financial year 2018 were declared in Soles and will be paid in U.S. Dollar on May 10, 2019 using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 8, 2019.

(7)	“Total loans” refers to “loans, net of unearned income” as disclosed in our Consolidated Financial Statements, which equals direct loans plus accrued interest minus unearned interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in Note (2) above, that amounted to S/17,319.5 million, S/19,004.7 million, S/19,832.0 million, S/19,369.6 million and S/20,774.3 million, as of December 31, 2014, 2015, 2016, 2017 and 2018, respectively. See Note 20 to the Consolidated Financial Statements.
(8)	“Total deposits” excludes Interest payable. See Note 13 to the Consolidated Financial Statements.
(9)	Net interest similar income and expenses as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances.
(10)	Net profit attributable to Credicorp’s equity holders as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(11)	Net profit attributable to Credicorp’s equity holders as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances.
(12)	Sum of salaries and employee benefits, administrative expenses, depreciation and amortization, acquisition cost and Association in participation, all as percentage of the sum of net interest income, commissions and fees, net gain from exchange differences, net gain in associates, net premiums earned, net gain on foreign exchange transactions, net loss (gains) on financial assets designated at fair value through profit or loss and net gain on derivatives held for trading. Acquisition cost includes net fees, underwriting expenses and underwriting income.
(13)	Sum of salaries and employee benefits, administrative expenses, depreciation and amortization and acquisition cost, all as percentage of average total assets.
(14)	Regulatory capital calculated in accordance with guidelines established by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (Basel Committee Accord) as adopted by the SBS. See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources - (1) Capital Adequacy Requirements for Credicorp.”
(15)	Depending on the type of loan, BCP Stand-alone and Mibanco consider corporate, large business and medium business loans to be internal overdue loans for after 15 days; and overdrafts, small and micro business to be internal overdue loans after 30 days. For consumer, mortgage and leasing loans the past-due installments are considered internal overdue after 30 to 90 days and after 90 days, the outstanding balance of the loan is considered internal overdue. ASB considers internal overdue loans all overdue loans except for consumer loans, which are considered internal overdue loans when the scheduled principal and/or interest payments are overdue for more than 30 days. BCP Bolivia considers loans as internal overdue after 30 days.
(16)	Other off-balance-sheet items primarily consist of guarantees and stand-by letters, performance bonds, and import and export letters of credit. See Note 20 to the Consolidated Financial Statements.
(17)	Allowance for direct loan losses, as a percentage of all internal overdue loans without accounting for collateral securing such loans.
(18)	Allowance for direct loan losses as a percentage of direct loans classified as impaired debt. See “Item 4. Information on the Company - 4.B Business Overview - (10) Selected Statistical Information - 10.3 Loan Portfolio - 10.3.7 Classification of the Loan Portfolio.”

3. B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D	Risk Factors

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

(1) Our geographic location exposes us to risks related to Peruvian political, social and economic conditions.

Most operations of BCP Stand-alone, Grupo Pacifico, Prima AFP, Mibanco and a significant part of Credicorp Capital’s operations are located in Peru. In addition, while ASB is based outside of Peru, most of its customers are located in Peru. Therefore, our results are affected by economic activity in Peru. Changes in economic conditions, both international and domestic, or government policies can alter the financial health and normal development of our businesses. These changes may include, but are not limited to, high inflation, currency depreciation, confiscation of private property and financial regulation. Similarly, terrorist activity, political and social unrest, and possible natural disasters (i.e. earthquakes, flooding, etc.) can adversely impact our operations.

Peru has a long history of political instability that includes military coups and a succession of regimes that featured heavy government intervention in the economy. In 1990, Alberto Fujimori took office as president in the middle of hyperinflation (7,649.7% in 1990) and insecurity due to terrorist activities. Market-based reforms and the gradual success of the authorities in capturing terrorist leaders allowed the country to stabilize, and in 1995 Fujimori was re-elected. The administration was accused of authoritarian behavior, especially after closing Peru’s Congress in 1992 and crafting a new constitution. The Fujimori administration also faced several corruption charges. Shortly after starting a controversial third term, Fujimori resigned the presidency and a transitional government led by Valentin Paniagua called for elections to be held in April 2001. After spending several years in Japan, Fujimori was brought back to Peru and was sentenced in 2009 to 25 years in prison for human rights violations. The governments that have been elected since 2001 are those of Alejandro Toledo, from 2001 to 2006; Alan Garcia, from 2006 to 2011; Ollanta Humala from 2011 to 2016; and Pedro Pablo Kuczynski, whose term began in 2016 (as described below) and was to end in 2021. These administrations, despite their different policy priorities, have each been characterized by political fragmentation (more than ten different political organizations have nominated candidates for President in each of the four elections since 2001) and low popularity (usually around 20% - 30% approval ratings). Each of these administrations has also shared mostly cordial relationships with neighboring countries.

Humala’s presidency ended on July 28, 2016. The first round of presidential elections was held on April 10, 2016. A second round between candidates Ms. Keiko Fujimori and Mr. Pedro Pablo Kuczynski was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on June 5, 2016, and Pedro Pablo Kuczynski was elected president for the 2016-2021 term with 50.12% of the vote (the diference was of 41,438 votes). Kuczynski’s presidential period started in July 28, 2016, with high economic expectations due to the highly skilled technical team that backed him and the government. However, in response to concerns regarding Peru’s public infrastructure contracting process raised by Lava -Jato case investigations in Brazil and various other countries, on-going infrastructure projects in Peru that started during the last two governments were put on hold1. Furthermore, during 2017 Peru experienced the negative effects of El Nino Phenomenom, which was the worst El Nino Phenomenon since 1998 due to heavy flooding and infrastructure damage (bridges, road, etc.) in the north of the country (that represents approximately 20% of the Peruvian gross domestic product (GDP)). Moreover, in midst of the Lava-Jato case investigations, in December 2017 a Presidential Vacancy motion was proposed by Congress. The vote did not succeed because only 79 of the 87 votes required to approve the vacancy were obtained. In March 2018, a second Presidential Vacancy motion was presented by Congress. On March 21, 2018 Pedro Pablo Kuczynski presented his resignation as President to the Congress amid high political turmoil. His resignation was accepted on March 22, and on March 23, Martin Vizcarra (Kuczynski’s former first vice-president) took office as President for a term to end July 28, 2021, in a democratic process and as provided in the Constitution of Peru. While the three major international credit rating agencies (Moody’s, S&P and Fitch) remarked that general macroeconomic policies are not expected to change under the new government, any disruption of large-scale projects and a high degree of political uncertainty could affect Peru’s GDP and deteriorate the financial situation of some of Credicorp’s clients. Despite the Lava Jato case, El Nino Phenomenom and the Presidential Vacancy motion of December 2017, the Peruvian real GDP grew 2.5% in 2017. This result was above the growth rates of Chile (1.5%), Colombia (1.8%), Mexico (2.1%) and Brazil (1.1%).

President Vizcarra held a Referendum on December 9, 2018 to address the following issues: (i) re-election of members of congress, (ii) reforms regarding financing for political parties, (iii) a reform of the judiciary system, and (iv) the return to the bicameral parliamentary system. All the reforms were approved, except for the return to the bicameral parliamentary system. The referendum had no material impact on the business environment.

Notwithstanding, during the past 18 years Peru has experienced a period of relative economic and political stability, especially compared to the period between 1980 and 2000. This stability has been reflected in Peru’s average growth rate of 5.0% for real GDP and 5.4% for domestic demand (2001-2018); four consecutive democratic transitions; a relatively consistent free-market approach to economic policy; and growth in GDP per capita, which reached US$7,118 in 2018 (equivalent to S/ 24,010 at an exchange rate of S/ 3.373 per US$1.00), according to the International Monetary Fund (IMF). Nevertheless, political risk is present in any Peruvian presidential election because it is possible that a radical candidate with more interventionist economic policies could prevail. Ollanta Humala was elected in 2011 on a far-left policy platform, which was cast aside after he assumed office. Moreover, in the 2016 first round Presidential Elections, candidate Veronika Mendoza, also with a leftist-policy platform, came in third place (with a two percent points difference with Kuczynski) amid promises to hinder mining projects with vast regulation and renegotiate gas export contracts. Hence, there is a sizeable portion of the population still asking for an economy that is more reliant on govenment spending. Therefore, a risk of significant political and economic change remains.

1 In December 2016, the United States Department of Justice revealed that Odebrecht, the largest Brazilian construction company, had secured around 100 projects in 12 countries (including Peru, Colombia, Ecuador, Panama, Dominican Republic, etc.) using bribery and corruption. Since early 2017, Peruvian prosecutors have been investigating former and current local authorities in Peru for alleged payments from Odebrecht.

Peru also has a history of domestic terrorism. Between the late 1970s and the early 1990s, both Shining Path (Sendero Luminoso in Spanish) and Movimiento Revolucionario Tupac Amaru (“MRTA”) conducted a series of terrorist attacks that caused thousands of casualties and affected normal political, economic and social activities in many parts of the country, including Lima, the capital of Peru. In 1992, the leader of Shining Path, Abimael Guzman, was captured and later sentenced to life in prison (a new trial affirmed the sentence in 2006). By the end of the 1990s, most other members of Shining Path, as well as MRTA, were also captured and sentenced to prison. However, in late 1996 a group of MRTA members stormed the residence of Japan’s Ambassador to Peru and held a group of politicians, diplomats and public figures hostage for approximately four months. In April 1997, a military operation put an end to the hostage situation. All 14 terrorists died in the confrontation, while all but one hostage survived. Since then, and for the following 20 years, terrorist activity in Peru has been mostly confined to small-scale operations in the Huallaga Valley and the VRAEM (Valleys of Rivers Apurimac, Ene and Mantaro) areas, both in the Eastern part of the country (Amazon rainforest). In 2012, the Peruvian government captured Florindo Flores, one of the last remaining leaders of Shining Path, which substantially weakened the organization’s activities in the Huallaga Valley.

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

After serving 25 years in prison due to terrorist activity, a total of seven members from Shining Path and two from MRTA were released in 2017. Moreover, in 2018 another three members from Shining Path were released.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy. In 2018, mining represented approximately 9% of Peru’s GDP and approximately 59% of the country’s exports, while oil and gas represented 1% of Peru’s GDP and 8% of exports according to the Peruvian Central Bank (BCRP by its Spanish initials). On several occasions, local communities have opposed these operations and accused them of polluting the environment, hurting agricultural and other traditional economic activities, as well as complaining of not receiving the benefits in terms of growth and wealth generated by the mining proyects. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold mining project in Cajamarca in northern Peru. The launch of Conga, which involved investments of approximately US$4.5 billion, failed because of the protests.

Delays or cancellations of mining projects could reduce Peruvian economic growth and business confidence, thereby hurting the financial system both directly (many mining projects are at least partially financed by local financial institutions) and indirectly (overall economic activity could decelerate).

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

(3) Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, ASB, Prima AFP and Credicorp Capital. Subject to certain reserve and capital adequacy requirements under applicable regulations, we are able to cause our subsidiaries to declare dividends. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, despite the minimum capital requirements, there are no restrictions on the ability of BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, ASB, Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

In addition, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (e.g. ASB, BCP Bolivia, Credicorp Capital Holding Chile, and Credicorp Capital Holding Colombia) is subject to the impact of the depreciation of the dividend’s currency against Credicorp’s functional currency. This would have a negative impact on our ability to pay dividends to shareholders. For further details about Credicorp’s Dividend Policy refer to “Item 8. Financial Information – 8.A Consolidated Statements and Other Financial Information – (3) Dividend Policy”.

(4) Our financial statements, mainly our interest-earning assets and interest-bearing liabilities, could be exposed to fluctuations in interest rates, foreign currency exchange rates and exchange controls, which may adversely affect our financial condition and results of operations

Since January 1, 2014, the functional currency of our financial statements has been the Sol; however, Credicorp’s subsidiaries generate revenues in Soles, U.S. Dollars, Bolivian Pesos, Colombian Pesos, and Chilean Pesos. As a consequence, the fluctuation of our functional currency against other currencies, or any exchange controls implemented in the countries in which we operate, could have an adverse impact on our financial condition and results of operations. BCP Stand-alone, BCP Bolivia, ASB, Credicorp Capital Colombia and Credicorp Capital Chile are particularly exposed to foreign exchange fluctuations.

The Peruvian government does not impose restrictions on a company’s ability to transfer Soles, U.S. Dollars or other currencies from Peru to other countries, or to convert Peruvian currency into other currencies. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. For further information, see “Item 10. Additional Information – 10.D Exchange Controls”.

The interest income we earn on our interest-earning assets and the interest expense we pay on our interest-bearing liabilities could be affected by changes in domestic and international market interest rates, which are sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions.

We have implemented several policies to manage the interest rate risk exposure and seek proactively to update the interest rate risk profile to minimize losses and optimize net revenues; however, a sudden and/or significant volatility in market interest rates could have a material adverse effect on our financial condition and results of operations. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk – (9) Sensitivity to Changes in Interest Rates.

We also face foreign exchange risk on credit that we extend through our banking business, which is primarily conducted through BCP Stand-alone. To address this risk, BCP Stand-alone identifies borrowers that may not meet their debt obligations due to currency mismatches, by performing a sensitivity analysis of the credit rating of companies and the debt-service capacity of individuals. Then, we classify borrowers according to their level of foreign exchange credit risk exposure. We closely monitor these clients and, on an ongoing basis, we revise our risk policies to underwrite loans as well as to manage our portfolio of foreign currency denominated loans; however, these policies may not sufficiently address our foreign exchange risk, resulting in adverse effects on our financial condition and results of operation.

We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching their volumes and maturities. Nevertheless, a sudden and significant depreciation of the Sol could have a material adverse effect on our financial condition and results of operations. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk – (10) Foreign Exchange Risk”.

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

Banking

We are, most directly, subject to extensive supervision and regulation through the SBS’s Banking and Insurance System Law (Ley General del Sistema Financiero y del Sistema de Seguros y Organica de la Superintendencia de Banca y Seguros) and the Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates (Reglamento para la Supervision Consolidada de los Conglomerados Financieros y Mixtos).

The SBS and the BCRP supervise and regulate BCP Stand-alone and Mibanco’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions, including pension funds and insurance companies. The SBS and the BCRP have general administrative responsibilities over BCP Stand-alone and Mibanco, including defining capital and reserve requirements. In past years, the BCRP has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the BCRP. Such changes in the supervision and regulation of BCP Stand-alone and Mibanco may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco”. Furthermore, changes in regulation related to consumer protection made by these agencies may also affect our business.

The Superintendency of the Securities Market (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises certain of our subsidiaries such as BCP, Credicorp Capital Sociedad Agente de Bolsa (Credicorp Capital Bolsa), Credicorp Capital Sociedad Administradora de Fondos (Credicorp Capital Fondos), Credicorp Capital Peru S.A.A. and Credicorp Capital Titulizadora.

In Colombia, we are subject to supervision and regulation through the Superintendency of Securities and Insurance (SFC - Superintendencia Financiera de Colombia) and the Colombian Stock Market Self-Regulator (AMV - Autorregulador del Mercado de Valores de Colombia). In Chile, we are subject to supervision and regulation through the Chilean Financial Market Commission (CMF - Comision para el Mercado Financiero). See “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation – 9.6 Credicorp Capital”.

Changes in U.S. laws or regulations applicable to our business, or the adoption of new regulations, such as under the Foreign Account Tax Compliance Act (FATCA) or the Dodd-Frank Wall Street Reform and Consumer Protection Act, may have an adverse effect on our financial performance and operations. On January 1, 2019, the OECD´s Common Reporting Standard (CRS) will take effect in Peru, which will increase current client due diligence efforts for BCP Stand-alone and other Credicorp financial subsidiaries in Peru.

We are also regulated by the United States Federal Reserve System, which shares its regulatory responsibility with the State of Florida Department of Banking and Finance - Office of Financial Regulation, with respect to BCP’s Miami agency, and by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA), with respect to Credicorp Capital Securities (CCSI), which is a U.S. broker dealer.

Similarly, we are regulated by other governmental entities in other jurisdictions. In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority (CIMA). In Bolivia, we are subject to the supervision of the Financial System Supervisory Authority (ASFI by its Spanish initials) that has assumed all regulatory functions held previously by the Superintendency of Banks and Financial Entities and the Superintendency of Pensions, Securities and Insurance. Nonetheless, in 2010 the Insurance and Pensions sectors have come out of this regulation and have their own Supervision Authority: Pensions and Insurance Inspection and Control Authority (Autoridad de Fiscalizacion y Control de Pensiones y Seguros – APS).

Finally, in Panama, we are subject to the supervision of the Superintendency of Banks of Panama and the regulatory framework set forth in the Decree Law 9 of February 25, 1998. Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

Taxation

For a discussion of Peruvian Regulationtax regulation see “Item 10. Additional Information – 10.E Taxation”.

The Chilean Statutory Income Tax rate to resident legal entities is 25% under the attribution regime and 27% under the semi-integrated regime (25.5% for semi-integrated regime only for 2017).

On the other hand, foreign resident individuals or legal entities are subject to a 35% dividend withholding tax. This tax applies at the moment of the effective remittance of the dividend and the corporate income tax can be used as a credit. In case of non-treaty country resident shareholders, the corporate tax credit is limited to 65% of the corporate income tax associated to such dividend. Therefore, in this case, the total tax burden for foreign taxpayers, subject to a 35% tax rate, will be 44.45%. Nonetheless, the “65% limit” does not apply to those investors domiciled or resident in a country with which Chile has a Double Taxation Treaty in force. Additionally, a transitory rule provides that this benefit will also be applicable to those investors who are residents of countries with which Chile has a Double Taxation Treaty subscribed and pending ratification, to the extent that the treaty was signed prior to December 31, 2018. This transitory rule would be in effect until December 31, 2021.

If the Chilean entity has chosen the attributed regime, the corporate tax will be fully creditable, regardless of the country of residence of the shareholder.

The Group chose the “Income Tax semi-integrated system”. The additional tax rate has not been changed.

The Colombian statutory income tax rate was 33% for fiscal year 2018 and a temporary income surtax of 4% was introduced (34% and a surtax of 6% for 2017). This surtax applied only from a tax base equal to or greater than 800,000,000 Colombian pesos, approximately US$268,096.

For 2019, Colombian corporate income tax rate is, in general, 33% and will decrease to 32% in 2020, 31% in 2021 and 30% as from 2022. However, a temporary surtax will be applied only to financial institutions whose taxable income equals to or exceeds US$ 1.3 million approximately. (CC Fiduciaria, our Colombia trustee company, is eligible for this surtax). In 2019 the surtax rate is 4%, in 2020, 3%; and 3% in 2021.

Without prejudice of the provisions established in tax treaties, distribution of dividends to non-residents is subject to a 7.5% withholding tax, as from 2019. When the corresponding profits were not taxed at the level of the distributing company, the corporate income tax rate would be applied over the dividends (the percentage will depend on the year of distribution), and after that, the 7.5% tax.

Foreign portfolio investment is also subject to the 7.5% withholding tax. However, in case of previously untaxed corporate profits, instead of applying the general income tax rate, a withholding tax of 25% will be assessed.

Corporate profits earned up to December 31, 2016, are not subject to the 7.5% withholding tax on dividends, even though the distribution occurs from and after January 1, 2017.

Finally, as from 2019, profits distributed to Colombian companies are also subject to the 7.5% tax, under similar conditions of non-resident investors, even though some exceptions apply. In any case, the tax paid by the Colombian company over the dividends can be transferred to its foreign investors. Therefore, they are entitled to use it as a tax credit against its own tax when they receive dividends.

For details on Income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to note 18 (d) of the consolidated financial statements.

Insurance

Our Property and Casualty (P&C) and Life insurance business is carried out by Pacifico Seguros y Reaseguros S.A. (Pacifico Seguros), which is part of Grupo Pacifico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacifico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacifico is unable to predict whether and to what extent new laws and regulations that may affect its business will be adopted in the future.

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

Pension fund

In 2012, the Peruvian Government passed a law to reform the Private Pension System (SPP by its Spanish initials), which attempted to expand coverage for affiliates, encourage market competition, and decrease administration fees in the SPP.

In 2016, the Congress approved a reform that allows pensioners to withdraw up to 95.5% of their pension funds. This initiative may motivate affiliates that haven’t reached the age of retirement to apply to an early retirement regime by altering their employment situation. See “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation – 9.5 Prima AFP”.

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

In addition, loan concentration in commercial sectors is particularly salient in Peru and significant deterioration in such sectors may have a material adverse effect on our business, financial condition and results of operations. For further detail on concentration of loan portfolio see item 4.b 10.3.3 Concentrations of loan portfolio and lending limits. Our current strategy includes increasing our exposure to market segments with heightened credit risk, including middle-market and consumer segments, such as unsecured small companies and consumer loans and consumer mortgages, which have higher risk profiles as compared to loans to large corporate customers. Given the changing composition of our loan portfolio and possible adverse changes in the environment in which we operate, our future results may differ significantly from our past results.

(7) Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions.

BCP Bolivia, Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile expose us to risk related to Bolivian, Colombian and Chilean political and economic conditions, respectively. Most economies in Latin America and the Caribbean experienced low economic growth in 2018, due to: (i) a high political polarization, (ii) weak global demand, and (iii) sluggish investment. Significant changes to Bolivian, Colombian and Chilean political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Bolivia

In February 2016, the government called up for a referendum on whether President Evo Morales could serve as president for a fourth term. With 51.30% votes against the approval of a third term, Movimiento al Socialismo, (President Morales’ political party) will have to nominate a new presidential candidate for the next presidential election. However, in November 2017, the Plurinational Constitutional Court, in a controversial decision, authorized Evo Morales to run again in the presidential elections scheduled for October 2019. Political instability ahead of the 2019 elections could lead to a reduction in foreign investment and a deterioration in the investment climate in Bolivia.

Additionally, the financial services law (Ley de Servicios Financieros N° 393), which was enacted in 2013, established lending quotas and caps on interest rates that could negatively impact interest margins on banks and reduce their ability to generate enough capital to maintain the growth rates in their lending portfolios experienced during the last several years.

During 2018, Bolivia’s macroeconomic indicators recovered. GDP growth in 2018 is expected to be reported at 4.5%, among the highest rates in the region, but below the average growth rate of the last five years and below the budgeted growth rate of 4.7%. Also, in 2018 the trends indicate that for a fourth consecutive year, Bolivia experienced both fiscal and current account deficits due to lower gas exports and increased government spending. Inflation in 2018 was the lowest since 2009, at 1.51%, which was below the BCB’s original and adjusted targets of 4.5% and 3.5%, respectively. On the other hand, as of December 2018, international reserves represented 22% of GDP (US$8.946 billion), a decrease of 12.8% in comparison to 2017.

Colombia

The Colombian economy expanded by 2.7% in 2018, meaning an acceleration when compared to the 1.8% growth rate posted in 2017. Thus, Colombian economic activity started to recover following three years of slowdown after the strong fall in oil prices in 2014. The election of Mr. Ivan Duque as President in June 2018 improved economic sentiment, allowing for a gradual recovery of private investment after the high political uncertainty in previous years had led firms and households to postpone investment decisions. In addition, consumers are facing a better backdrop amid lower inflation and interest rates. Overall, improvements in the economy have continued to be in an orderly manner, particularly considering that the imbalances on both fiscal and external accounts have continued to be reduced. In fact, the fiscal deficit reached 3.1% of GDP in 2018, down from 3.6% in 2017 and 4.0% in 2016, while the current account deficit stabilized near 3% of GDP, well below 6.3% in 2015. Within four months of Mr. Duque taking office, the Colombian Congress passed tax reform aimed no only at raising income to meet the 2019 fiscal target (2.4% of GDP) but also to improve the conditions of firms through a strong reduction of corporate taxes (the statutory tax rate will fall to 30% by 2022, down from 40% in 2017 and 33% in 2019). At the same time, fiscal accounts remain the main long-term challenge of the Colombian economy, as the fiscal law for the upcoming years is still demanding and the enacted reduction of corporate taxes will pose new pressures on fiscal income from 2020 onwards, entailing the need of additional reforms in the next years. In any case, the Colombian government has affirmed that compliance with the fiscal rule remains a priority and so, it will take the necessary actions. Under this context, both S&P and Fitch recently reaffirmed their rating on Colombia at BBB- and BBB, respectively, with a stable outlook.

Chile

The Chilean economy grew by 4% in 2018, the highest pace in five years amid a solid investment performance, which expanded 6% after four consecutive years of contractions. The change in government played a key role, which has been particularly reflected in sentiment. According to firms, the strong reduction of regulatory risks under the Pinera administration has led to a rise in confidence and unlocked investment projects that remained on hold during the previous government. Specifically, several firms have decided to invest in the replacement of depleted assets as well as in technology to gain in efficiency and productivity. Also, higher copper prices compared to previous years led to the announcement of large-scale mining projects, with Quebrada Blanca and Los Pelambres becoming the most relevant with a planned joint total investment of around US$ 6 billion, over several years. Overall, the imbalances of the Chilean economy remain bounded with a current account deficit that stands near 2% of GDP, more than funded by FDI inflows, and a fiscal deficit that reached 1.7% of GDP in 2018, well below the 2.8% observed in 2017. That sentiment decreased somewhat in the last part of 2018 with the inability of the government to approve a proposed tax reform (aimed to reintegrate the tax system) and difficult discussions around pension reform, both being critical factors especially as President Pinera does not have a legislative majority in either house in Congress. Accordingly, politics and the approval of key reforms remain as core challenges for Chile amid the need of maintaining a fiscal consolidation process in the upcoming years while increasing spending needs, especially on social programs.

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

As risk is inherent in the Group’s trading activities, we have implemented a risk management process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process is critical to the Group’s continuing profitability.

(9) Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in Peru, such as earthquakes, floods and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to El Nino Phenomenon, which provokes floods and mudslides in the north and central Andean regions. Due to its very strong intensity, the 1997-1998 El Nino Phenomenon destroyed crops and infrastructure equivalent to 2.2% of GDP. Heavy rains caused by El Nino Phenomenon have severely damaged infrastructure in early 2017. This weather phenomenon will affect negatively Peru’s GDP and may affect the financial situation of some of Credicorp’s clients.

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

Our subsidiary Grupo Pacifico is further exposed to risks associated with natural disasters. To protect Grupo Pacifico’s solvency and liquidity, our insurance business historically has obtained reinsurance for a substantial portion of its earthquake-related risks through automatic quota share and excess of loss; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters.

(10) We operate in a competitive banking environment that may limit our potential to grow, may put pressure on our margins and reduce our profitability.

BCP Stand-alone has experienced increased competition, including increased pressure on margins. This is primarily a result of the following:

•	Highly liquid foreign-owned commercial banks in the market;
•	Local and foreign investment banks with substantial capital, technology, and marketing resources; and
•	Local pension funds that lend to BCP Stand-alone’s corporate customers through securities issuances.

Larger Peruvian companies have gained access to new sources of capital through the local and international capital markets, and BCP Stand-alone’s existing and new competitors have increasingly made inroads into the higher margin, middle market and retail banking sectors. Such increased competition has affected BCP Stand-alone’s loan growth as well as reduced the average interest rates that BCP Stand-alone can charge to its customers.

Competitors may also dedicate greater resources to, and be more successful in, the development of technologically advanced products and services that may compete directly with BCP Stand-alone’s products and services. Such competition would adversely affect the acceptance of BCP Stand-alone’s products and/or lead to adverse changes in the spending and saving habits of BCP Stand-alone’s customer base. If competing entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP Stand-alone, BCP Stand-alone’s products and services may be unable to compete successfully. BCP Stand-alone may not be able to maintain its market share if it is not able to match its competitors’ loan pricing or keep pace with their development of new products and services. Even if its products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP Stand-alone because of their greater financial resources, higher sales and marketing capacity or other similar factors.

As a result of Peru’s better economic growth, some banks have sought and obtained authorization to open representative offices in Peru. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This also will eventually put downward pressure on interest rates. Any negative impact on BCP Stand-alone as a result of increased competition could have a material adverse effect on our results of operations and financial condition. For further detail about the competitive market in our Lines of business see “Item 4. Information on the Company – 4.B. Business Overview – (6) Competition”.

(11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries and developments in international financial markets can affect Peru’s economic growth. The country’s exports are highly concentrated in the mining industry; with tax revenues from the sector peaking at 14% in 2007 and represented 5% of total tax revenues in 2018. In addition, gold and copper exports represented 47% of all shipments in 2018 (49% of all shipments in 2017). Therefore, Peruvian trade responds significantly to fluctuations in metal prices, especially gold and copper, which fell 36.6% and 41.7%, respectively, between December 2012 and December 2015. This turned a US$6.4 billion trade surplus in 2012 into a US$2.9 billion trade deficit in 2015. In contrast, 2018 registered a US$7.0 billion trade surplus (2017: US$ 6.6 billion), the highest since 2011, due to a US$6.8 billion increase in copper exports and US$1.6 billion increase in gold exports since 2015 (the exported volume of copper increased 50.4% and the average export prices of gold increased 9.4% in the same period). In 2018 the average price of copper stood at US$2.96 per pound, its highest price in the last four years. Meanwhile, terms of trade remained stable in 2018 (in 2017 they increased 7.1%, the first increase in the last 6 years).

In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from China and the United States. A pronounced economic slowdown in China over the next few years poses a risk to Peruvian growth as it may impact exports and foreign direct investment. A reduction of growth in Latin America can also impact the Peruvian economy and our business, especially with regard to Chile, Colombia, Bolivia and Panama, where we have operations, as well as Brazil and Mexico, which have a broad impact throughout the region because of their size. Moreover, regarding the Trans-Pacific Partnership (TPP), a free trade agreement (FTA), after a long period of negotiations between the Trade ministers of the 12 Asia-Pacific countries, a final agreement was signed on February 4, 2016. However, on November 22, 2016 the President elect of the United States announced the United States withdrawal from TPP while the other 11 countries reached an arrangement to continue with the agreement without the United Staates. On March 8, 2018, these 11 countries signed a modified FTA called the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTTP or TPP11). Since then, United States officials, including President Donald Trump have suggested that the United States mayrejoin the TPP.

Throughout 2018, there were some trade tensions between United States and China. Early in 2018, the President of the United States issued a memorandum directing his administration to take several actions, including to: file a World Trade Organization case against China for discriminatory licensing practices, restrict investment in key technology sectors, and impose tariffs on Chinese products (such as aerospace, information communication technology and machinery). On July 6, 2018, the United States put in place the first China-specific tariffs (25% on 818 imported Chinese products valued at US$34 billion, referred to as List 1). China took retaliatory measures by imposing a 25% tariff on 545 goods imported from the US, worth US$34 billion. On August 7, 2018, the US released a revised version of the 25% tariffs on a List 2 of goods imported from China worth US$16 billion; China announced on the same day a reciprocal 25% additional tariff on US imported goods valued at US$16 billion. Both of these second-round tariffs were implemented on August 23, 2018. On September 24, 2018, the US implemented a third round of tariffs to Chinese imported goods worth US$200 billion with an initial carry rate of 10% (set to increase up to 25% by January 1, 2019); China reacted with tariffs on US imported goods worth US$60 billion with a rate varying between 5% - 10%. After resuming negotiations in late November 2018 and during the G20 Summit in Buenos Aires in December 2018, US and China agreed to a temporary truce in which both countries would refrain from increasing tariffs or imposing new tariffs for 90 days (until March 1, 2019) as they work towards a large and complete trade deal. To date, no comprehensive trade deal has been struck. The development of the trade tensions between the US and China is relevant to Peru’s economy and businesses because the US and China are Peru’s main trading partners and are relevant drivers of global demand.

Furthermore, financial conditions in global markets also affect the Peruvian economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary policy tightening in developed economies, particularly on the Federal Reserve System in the United States, could affect economic activity in Peru since it strengthens the US dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, since the Peruvian economy still has some level of loans denominated in U.S. Dollars (28.2% of loans and 37.3% of deposits as of December 2018), which we sometimes refer to as dollarization, potential statement of financial position effects should be taken into account since a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but earn their income in local currency.

However, the BCRP has taken steps to foster de-dollarization and thus reduce this vulnerability by implementing in January 2015 the so-called “De-dollarization Program” that implies additional U.S. dollar reserve requirements on financial institutions if:

•	The balance of total loans in dollars (excluding loans for foreign trade operations and loans with a term greater than 3 years and over US$ 10 million since January 1, 2015) as of December 2015 was 90% above the balance recorded in September 2013. In December 2016, the target was updated to 80% of the balance recorded as of September 2013. This target continued to apply for December 2017. For December 2018 the target considered total loans in dollars and required additional U.S. dollar reserve requirements on financial institutions if the balance is either: (i) above 80% of the balance of September 2013, (ii) above the balance of loans in dollars of December 2017 plus 40% of the additional flows in domestic currency compared to Decemeber 2017 (the flows in domestic currency are converted to U.S. dollars using the pubished exchange rate by the SBS, and exclude mortgage, consumer and foreign trade loans) or (iii) above 1.04 times the balance of loans in dollars of December 2017. As of February 2019, the BCRP has made no further rulings on this topic.

•	The balance of car loans and mortgage loans in dollars at December 2015 were above 85% of the balance in February 2013. The target for December 2018 was updated to 60% of the balance recorded in February 2013; and thereafter the target would be lowered by 10 percentage points each year. As of March 2019, the target for December 2019 is 50% of the balance recorded in February 2013.

•	In the case of U.S. dollar total loans, the reduction target is calculated based on period-end balances as of September 2013. The reduction target for the joint portfolio of mortgage and car loans was calculated with period-end balances as of February 2013. However, compliance levels for both targets are calculated using average daily balances.

In the context of the aforementioned “De-dollarization Program”, Credicorp’s main subsidiary BCP Stand-alone has reduced significantly the level of foreign exchange risk on credit risk, which in turn reduces the impact discussed in this risk factor. For further details, see “Item 4. Information on the company – 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.7 The BCRP’s monetary and macro prudential policy”.

These targets were complemented by the addition of two new types of Currency Report Operations (known as Repo). The instruments complemented the de-dollarization process by:

•	Providing liquidity in local currency to financial institutions for an amount up to 20% of such institution’s Total Liabilities Subject to Reserve Requirements (TOSE by its Spanish Initials) in U.S. dollars through a Repo - Expansion. However, under no circumstance, can the median reserve requirements decrease below 25%;
•	Providing local currency to financial institutions at spot foreign exchange (FX) prices in order to finance the re-denomination of their loans in U.S. dollars through a Repo – Substitution.

(12) A failure in, or breach of, our operational or security systems, fraud by employees or outsiders, other operational errors, and the failure of our system of internal controls to discover and rectify such matters could temporarily interrupt our businesses, increasing our costs and causing losses.

Like most significant financial companies, we are susceptible to, among other risks, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors, including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems. While we constantly strive to provide more, and better, functionality to our customers; expanding our mobile and internet-based products and services, at the same time this increased our footprint and visibility, and thus our susceptibility.

While we believe that we maintain an internal control system designed to monitor and control operational risk, we cannot assure that our system of internal controls will be entirely effective. Although we have a strong information technology (IT) infrastructure and highly-skilled professionals managing our IT operations, our risk exposure could be significant. We are still vulnerable to a failure of our operational systems and to cybersecurity threats. Losses from the failure of our internal control system to discover and rectify such matters could have a material adverse effect on our business, financial condition and results.

To address these risks, we have defined and implemented governance with specific roles for risk management & control assessment, monitoring & awareness programs, security initiatives, business objectives, corporate alignment and regulatory compliance with requirements for banking, insurance and pension fund industries in Peru, Bolivia, Chile, Colombia, Panama, the Cayman Islands and the United States.

In 2017, we engaged The Boston Consulting Group (BCG) to review and determine the best cybersecurity governance model for our organization. As a result, during 2018, we increased our investment levels to address the evolving threat environment and implemented a structure of three lines of defense. The first line remains in the IT Division and includes the IT Security and the Security Architecture functions. For the second line of defense, we created the Cyber Security Area, in charge of our Chief Information Security Officer (CISO), who reports directly to the Chief Risk Officer (CRO); this unit defines our cybersecurity strategy and policies, based on the most advanced international standards. Our Internal Audit Division is the third line of defense, reviewing the soundness of the control environment. Furthermore, in 2018, we adopted the National Institute of Standards and Technology (NIST) Cybersecurity Framework, while keeping the ISO 27001 framework that we have been using to control our information security management system. Further, we formed an alliance with a specialized provider to have 2nd generation Security Operations Center (SOC) services and have improved our capabilities with initiatives in security awareness, data protection, privilege access management, among others.

While Credicorp has not yet experienced any material losses related to cyber-attacks or operational instability, our use of the internet and telecommunications technologies to conduct financial transactions, as well as the increased sophistication and activities of organized criminals, hackers and other external parties, could potentially impact the confidentiality, integrity and availability of critical information. We remain subject to substantial cybersecurity risks, and any failure in, or breach of, our operational or cybersecurity systems could temporarily interrupt our businesses, increasing our costs and causing losses. Temporary interruptions or failures in hardware and software that support our business and customers’ transactions could result in regulatory fines, penalties, and reputational loss.

(13) Our anti-money laundering and anti-terrorist financing measures might not prevent third parties from using us as a conduit for such activities and could damage our reputation or expose us to fines, sanctions or legal enforcement, which could have a material adverse effect on our business, financial condition and results of operation.

As financial institutions, our subsidiaries are subject to significant anti-money laundering and anti-terrorist financing laws and regulations. We work diligently to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, and have developed various policies and procedures under a comprehensive risk-based approach as provided by the laws of each country in which Credicorp operates and the Financial Action Task Force (FATF) recommendations and international practices. In this regard our processes contemplate internal controls and "know your client" procedures, aimed at preventing money laundering and terrorist financing. Our anti- money laundering policies and procedures are based upon and comply with the applicable law of our different operations. However, such measures, policies and procedures may not be completely effective in preventing third parties from using us as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. We must indicate that our processes are reviewed annually by internal and external audit and by the regulator itself. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be affected, and / or we could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), which could have an adverse effect on our business, financial condition and results of operations. To mitigate the risk mentioned above, our Corporate Compliance Division has established several programs to strengthen the ethical behavior of Credicorp. For further details see "Item 4. Information on the company – 4.B Business Overview – (2) Corporate compliance".

(14) Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition and results of operation.

Acquisitions and strategic partnerships, including those made in our investment banking and insurance businesses, may not perform as expected since our assessment could be based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition and results of operation. For further detail please see Note 11.b) to the Audited Financial Statements: Intangible Assets and Goodwill.

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

While Credicorp’s internal requirements in regard to reinsurer counterparty credit risk are higher than local regulatory requirements, as set by Grupo Pacifico’s risk management unit and approved by the Risk Management Committee, a failure by one or more of our counter-party reinsurance companies to honor their contractual obligations could have a material adverse effect on our financial condition and results of operations.

(16) Risks not contemplated in our insurance policies may affect our results of operation.

We maintain insurance in amounts that we believe to be adequate to cover risks related to our operations, including, among others, internal and external fraud, computer crime, professional liability for services we provide, directors and officers liability and general liability against general claims involving bodily injuries and property damage. However, it is possible that the terms and conditions of the insurance policies we have will not cover a specific event or incident, or that our insurance will cover only part of the losses that we may incur.

If any uninsured events occur with respect to a significant portion of our operations, such lack of coverage could have a material adverse effect on our financial conditions and results of operations. Additionally, if we are unable to renew our insurance policies from time to time, or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected additional costs, which could adversely affect our business.

(17) Bermuda’s continued presence on a list of non-cooperative jurisdictions published by the European Union could adversely affect our financial condition or results of operations.

During 2017, the European Union Economic and Financial Affairs Council (ECOFIN) released a list of “non-cooperative jurisdictions” for tax purposes. Although not at that time considered “non-cooperative jurisdictions,” certain countries, including Bermuda, were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” Despite enacting legislation in 2018 designed to satisfy the commitment made by Bermuda to address ECOFIN’s concerns relating to economic substance, on March 12, 2019, Bermuda was placed on the EU’s list of non-cooperative tax jurisdictions. The effect of this listing is not yet clear, but Member States of the EU may choose to apply a range of countermeasures to Bermuda and entities registered in Bermuda (such as Credicorp). The Bermuda Government has stated that it believes the relevant Bermuda legislation complies with EU requirements and is committed to reversing Bermuda’s inclusion on the list of non-cooperative tax jurisdictions at the earliest opportunity, but we cannot assure you that the Bermuda Government will be successful in these efforts. If Bermuda is not removed from the list, we cannot assure you that any sanctions or other countermeasures that may be applied by European Member States to Bermuda and to entities registered in Bermuda (such as Credicorp) or the EU’s prohibition of funds being channeled or transited through Bermuda, as well as any measures that Bermuda may adopt in response to such countermeasures and prohibition, will not adversely affect our financial condition or results of operations.

We are undertaking a comprehensive analysis of the regulations to assess their impact on Credicorp and our subsidiaries with operations outside of Peru. It is important to note that approximately 91% of Credicorp’s income is generated by subsidiaries constituted and operating in Peru, for further information please refer to Notes on the Consolidated Financial Statement (See Note 30 OPERATING SEGMENTS – (ii)).

ITEM 4. INFORMATION ON THE COMPANY

4. A	History and development of the company

Credicorp Ltd. is a limited liability company that was formed in Bermuda on October 20, 1995 to act as a holding company for, and to coordinate the policy and administration of our subsidiaries, which include BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, Prima AFP, Credicorp Capital and ASB. We currently hold, directly and indirectly, 97.70% of BCP, 100.00% of BCP Bolivia, 97.74% of Mibanco, 98.80% of Grupo Pacifico, 100.00% of Prima AFP, 100.00% of Credicorp Capital and 100.00% of ASHC (and 100.00% of ASB through ASHC). See “Item 4. Information on the Company – 4.C Organizational Structure”.

Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement a universal banking service mainly in Peru, Bolivia, Colombia and Chile and to develop our insurance & pension funds and Investment Banking and Wealth Management businesses. Though we primarily focus on the aforementioned countries, we also make limited investments in other countries in the same region. Our registered address is Clarendon House, 2 Church Street, Bermuda, and the address of our Internet website is www.credicorpnet.com. The management and administrative office (i.e., principal place of business) of our subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and its phone number is +51-1-313-2000.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our electronic filings with the SEC are available to the public from the SEC’s Internet website at http://www.sec.gov.

As of December 31, 2018, our total assets were S/ 177.3 billion and our equity attributable to Credicorp’s equity holders was S/ 23.8 billion. Our net profit attributable to Credicorp’s equity holders in 2016, 2017 and 2018 was S/ 3,514.6 million, S/ 4,091.8 million and S/3,983.9 million, respectively. See “Item 3. Key Information – 3.A Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

During 2012, Credicorp, as part of our strategic plan, initiated the creation of a regional investment banking platform. On April 27, 2012, Credicorp acquired a 51% stake in Correval S.A. Comisionista de Bolsa, a brokerage entity established in Bogota, Colombia, for approximately US$72.3 million (approximately S/246.6 million). On July 31, 2012, Credicorp acquired 60.6% of IM Trust S.A. Corredores de Bolsa, an investment banking entity established in Santiago, Chile, for approximately US$131.5 million (approximately S/447.1 million). For our investment banking operations in Peru, we created Credicorp Capital Peru S.A.A. (formerly BCP Capital S.A.A.), a company incorporated in Peru that was established in April 2012 through the split of an equity block of BCP Stand-alone. Assets transferred included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP Stand-alone’s investment banking activities. The equity block split had no effect on Credicorp’s consolidated financial statements; no gains or losses arose from it.

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

In 2015, Grupo Pacifico signed an agreement with Banmedica to participate as equal partners in the health insurance and medical services business. This association includes the private health insurance business managed by Pacifico Seguros, the corporate health insurance for employees sold by Pacifico corporate health insurance business, and medical subsidiaries that provide medical services. As a result, Grupo Pacifico transferred the majority control of Pacifico corporate health insurance business to Banmedica. Therefore, Pacifico corporate health insurance business and the medical subsidiaries no longer consolidate with Pacifico Seguros for accounting purposes and are reported as an investment in associates.

At Grupo Credito’s shareholder meeting held on February 11, 2015, shareholders approved the terms of split of equity block of Grupo Credito in favor of Credicorp Capital Holding Peru S.A., a company incorporated on September 3, 2014 and a subsidiary of Credicorp Capital Ltd. (“Credicorp Capital”). The equity block was composed of the investment that Grupo Credito held in Credicorp Capital Holding Peru, whose equity was approximately S/511.3 million as of May 31, 2015. As a result, Grupo Credito reduced its share capital by approximately S/491.7 million. Credicorp Capital Holding Peru also increased its share capital by about S/491.7 million and issued 491,686,830 new shares with a nominal value of S/1.00 each in favor of Credicorp Ltd (shareholder of Grupo Credito). In October 2015, Credicorp’s Board of Directors approved the transfer of the shares to Credicorp Capital, finishing the reorganization process to regroup, under Credicorp Capital, all the investments in subsidiaries related to capital markets.

On May 12, 2016, BCP Stand-alone sold its shares of BCP Bolivia to ICBSA, an indirect subsidiary of Credicorp Ltd., through a book auction over the Bolivian Stock Exchange. This transfer was part of the rearrangement of Credicorp’s organizational structure in Bolivia to efficiently manage its investments in that country and to comply with applicable Bolivian rules and regulations. A total of 43,237 shares were sold at a price of Bs. 25,811 per share, representing sales proceeds of Bs. 1.1 billion, equivalent to US$162.7 million. To finance the acquisition by ICBSA, Grupo Credito S.A. (which is a shareholder of ICBSA and a subsidiary of Credicorp Ltd.) made a capital contribution in Bolivianos to ICBSA of approximately US$163 million.

On September 30, 2016, Credicorp Capital, through its holding subsidiaries, concluded the acquisition of the non-controlling interests in its operating subsidiaries Credicorp Capital Colombia S.A. (Credicorp Capital Colombia, formerly Correval) and Inversiones IMT S.A. (currently eliminated, and replaced as an operating subsidiary by Credicorp Capital Chile S.A. (Credicorp Capital Chile)). During this acquisition process and after the approval of its Board of Directors, Credicorp made several capital contributions totaling approximately US$120.1 million to Credicorp Capital, which, in addition to other available resources, allowed these acquisitions to proceed.

In January 2017, Credicorp’s Board of Directors approved the transfer of 9% of BCP Stand-alone’s total shares to Grupo Credito (Credicorp’s Peruvian wholly owned subsidiary) through a capital contribution, to facilitate Credicorp’s future investments in Peru without modifying the holding structure of BCP Stand-alone. The total amount paid for all the shares was S/3,505,916,484.50. Upon the completion of this transaction, Credicorp directly held 3.7% of BCP Stand-alone’s total shares and, in conjunction with its subsidiary Grupo Credito, continued to control 97.7% of BCP Stand-alone’s shares. This modified organizational structure did not affect the way Credicorp and BCP Stand-alone manage their day-to-day operations, and Credicorp’s dividend policy has not changed as a result of this transaction.

At the respective mandatory Annual Shareholders' Meetings of PPS and Pacifico Vida, each held on February 23, 2017, the merger between PPS and Pacifico Vida was approved, pursuant to which PPS will transfer all of its equity to Pacifico Vida (including the transfer of all assets, rights, obligations and other legal relationships deriving from or linked to such assets and liabilities), all in accordance with the absorption merger form contemplated in section 2 of article 344 of the General Companies Law. The merger came into effect on August 1, 2017, after the Superintendent of Banking, Insurance and AFP issued the corresponding Merger authorization. As a result of the merger, PPS's shares were excluded from the Public Securities Market Registry and delisted from the Lima Stock Exchange (BVL, by the initials for its Spanish name, Bolsa de Valores de Lima), without the obligation to make a public offering by exclusion, and Pacifico Vida acquired all of the rights and obligations of Pacifico Seguros Generales. The resulting company is named Pacifico Compania de Seguros y Reaseguros (Pacifico Seguros). We expect the merger to permit Credicorp to realize synergies in its decision-making process and to integrate all its insurance business lines, which would also allow Grupo Pacifico to provide more integrated insurance solutions to its customers. No gains or losses were recognized in our statement of comprehensive income as a result of this merger.

In December 2017, UnitedHealth Group Inc (UnitedHealth) and Banmedica announced that Banmedica and a wholly owned subsidiary of UnitedHealth had signed a definitive purchase agreement and that the subsidiary intended to launch a tender offer for Banmedica, in a transaction that would value Banmedica’s equity at approximately US$2.8 billion. Upon the closing of the tender offer transaction, UnitedHealth owned 96.8% of Banmedica.

Also, we announced to the market that to enhance the management of Credicorp’s subsidiaries, the Board of Directors unanimously resolved, at its meeting held on Wednesday, December 20 to organize Credicorp’s subsidiaries in four Lines of Business. These change took effect on April 1, 2018.

On April 18, 2018, Credicorp Ltd., through its subsidiaries Grupo Credito S.A. and BCP Stand-alone acquired 3.23% and 0.06%, respectively, of the share capital of Mibanco from minority shareholders for approximately S/129.0 million and S/2.4 million, respectively. Additionally, on May 22 and 23, 2018, BCP Stand-alone acquired 1.22% and 0.05%, respectively, of the share capital of Mibanco from minority shareholders for approximately S/47.3 million and S/1.9 million, respectively. These acquisitions of non-controlling interest were recorded as equity transactions. Through these acquisitions, Credicorp Ltd. increased its interest in the share capital of Mibanco from 93.18% to 97.74%.

On May 7, 2018, Credicorp Ltd. sold to its subsidiary Grupo Credito S.A. 220,113,636 shares of BCP Stand-alone owned by Credicorp Ltd., which represented 2.77% of BCP Stand-alone's share capital. The amount paid per share was S/6.61. Following this sale, Credicorp, in conjunction with its subsidiary Grupo Credito, continued to own 97.7% of the shares of BCP Stand-alone.

Subsequent Events

On February 12, 2019, Credicorp Ltd., through its subsidiary Credicorp Capital Holding Colombia, reached an agreement with the shareholders of Ultraserfinco S.A. Comisionista de Bolsa, a financial services company in Colombia, to acquire the 100% stake in that entity for approximately US$43.0 million. Closing of this transaction is subject to approval from the authorities in Colombia, upon receipt of which the transaction will be completed.

On March 27th, Credicorp Ltd. announced to its shareholders and the market that Krealo, a subsidiary of Credicorp, has agreed to pay approximately US$ 19 million to acquire 100% stake of Multicaja’s digital business unit. The payment will be made in two installments, 50% in 2019 and the remaining in 2020. The transaction is subject to compliance with certain conditions precedent and approvals. Multicaja is a Chilean payment-acquiring company founded in 2007 with a wide presence in Chile through more than 17,000 affiliated merchants and 700,000 online users. The digital business unit of Multicaja comprises: support services to cross-border payments, online top-ups, online utility payments, and pre-paid accounts. The prepaid account business requires a regulatory approval from SBIF (the Chilean Banking Supervisor).

4. B	Business Overview

(1)	Lines of Business (LoBs)

We are the largest financial services holding company in Peru. For management purposes, Credicorp is organized into four LoBs based on our products and services. According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker, who makes decisions about resources allocated for the segment and assesses its performance, and for which discrete financial information is available. We conduct our financial services business through our LoBs as follows: Universal Banking, Microfinance, Insurance & Pensions and Investment Banking and Wealth Management.

1.1	Universal Banking

Our banking business, in terms of lending and investment, is organized into (i) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP Stand-alone’s Wholesale Banking Group (WBG); (ii) retail banking activities, including our SME-Business, SME-Pyme, mortgage, consumer financing, credit card segments, which are carried out by BCP Stand-alone’s Retail Banking Group (RBG); (iii) treasury activities, including money market trades, foreign exchange trading, derivatives and proprietary trading; and (v) wholesale and retail banking activities in Bolivia.

The majority of our banking business is carried out through BCP Stand-alone. We conduct banking activities in Bolivia through BCP Bolivia, a full service commercial bank.

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP Stand-alone and BCP Bolivia. Our Chief Executive Officer (CEO) is in charge of setting the general credit policies for our different business areas. These policies are set within the guidelines established by the laws and regulations of the markets in which we operate, and the guidelines set forth by our Board of Directors. For further details, see “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation”.

Our deposit-taking operations are principally managed by BCP Stand-alone’s RBG group. See “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information – 10.4 Deposits”.

1.1.1 BCP Stand-alone

(1)	Overview

BCP Stand-alone has two branches in Miami and Panama. See “Item 4. Information on the Company – 4.C Organizational Structure – (2) BCP.” BCP Stand-alone’s operations are supervised and regulated by the SBS and the BCRP. As of and for the year ended December 31, 2018, BCP Stand-alone represented 75.0% of our total assets, 71.8% of our net profit and 63.2% of our equity attributable to Credicorp’s equity holders.

The following table shows the client segmentation of BCP Stand-alone. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation
Business	Group	Client Income/Sales/Total debt
Wholesale Banking Group (WBG)(1)	Corporate	Annual sales higher than $100 million
(equivalent to S/337 million)
	Middle-Market	Annual sales from $10 million to $100 million
(equivalent to S/34 million to S/337 million)
Retail Banking Group (RBG)	Enalta	Individual monthly income at least S/20,000; or more than US$ 200,000 in AuM (not including severance indemnity deposits)
	Affluent	Individual monthly income from S/5,000 to S/20,000
	Consumer	Focus on medium- and low-income individuals (less than S/5,000 of individual monthly income)
	SME - Business	Annual sales from S/5.6 million to S/32 million; or total debt from S/1.2 million to S/10 million
	SME- Pyme	Annual sales up to S/5.6 million; or total debt up to S/1.2 million

(1)	Converted into Soles at the exchange rate of S/ 3.373 per U.S. Dollar, December 31, 2018 - SBS.

(2)	Business segments

(2.1)	Wholesale Banking Group (WBG)

WBG competes with local and foreign banks. WBG’s loan book amounted to S/44,780 million in 2018 (a 9.4% YoY increase), compared to average daily balances of S/40,964 million in 2017 (a -2.0% YoY decrease) and S/41,793 million in 2016 (a 7.1% YoY increase). It also maintained its leadership in the Peruvian Wholesale Banking market with a 39.0% market share in loans, according to the SBS and ASBANC. It has also established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

WBG is divided into the following divisions and support areas:

Corporate and International Division (CID)

The CID provides financing for capital expenditures and investments, sales, international trade, and inventories. It offers medium- and long-term financing, financial leases, and project financing and includes the following subdivisions:

•	Corporate banking subdivision, which provides loans and other credit and financial services, focuses on serving large-sized companies in Peru that have annual sales of over US$100 million, corporate governance, audited financial statements, and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an industry that is important to Peru’s economy.

•	International banking & leasing subdivision manages relationships with financial institutions (locally and abroad), and provides trade products, international operational services, and financial leasing products.

•	Cash management and transactional services subdivision develops products and services to support clients’ daily activities of cash management, collections, payments, and investments, among others.

BCP Stand-alone assists its corporate clients with financial services, cash management solutions and short- and medium-term financing through the CID. BCP Stand-alone’s corporate banking loans, measured in average daily balances, decreased from S/28,162 million in 2016 to S/26,807 million in 2017, but grew to S/28,083 million in 2018.

Regardless the intense competition from foreign banks, which finance their operations at lower costs due to the fact that our monetary authority has high U.S. dollar reserve requirements for local banks, BCP Stand-alone has a leading position in the Peruvian banking system with 40.3% of the market share for corporate banking loans, according to the SBS and ASBANC.

Middle-Market Banking Division (MMD)

•	The MMD serves mid-sized companies, organizations and institutions. In identifying potential clients, MMD considers a mix of different characteristics, such as annual revenues, financial leverage, overall debt and product penetration and complexity. The MMD clients’ annual revenues generally range between US$10 million to US$100 million and are serviced nationwide by 12 BCP Stand-alone regional managers and multiple industry-focused service teams.

•	MMD focuses principally on serving profit and non-profit organizations, state-owned companies and other major institutions.

•	Furthermore, Institutional Banking Unit, which operates within the MMD, serves 1,345 clients throughout Peru. In Lima, a specialized MMD team serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations, and regulated entities, such as microfinance institutions, insurance companies, pension funds, and private funds. In other provinces, a specialized remote team partners with RBG to serve clients.

The products offered to middle-market clients are similar to those offered to corporate banking clients. The major types of products are:

•	Revolving credit lines to finance working capital needs and international trade financing;

•	Stand-by letters of credit and bond guarantees;

•	Structured long-term and medium-term financing, through loans or financial leasing; and

•	Cash management, transactional products, and electronic banking.

The MMD loan portfolio was S/13,631 million as of December 31, 2016, S/14,157 million as of December 31, 2017, and S/16,697 million as of December 31, 2018. As of December 31, 2018, BCP Stand-alone had a market share of 37.1% in the Peruvian middle-market segment, according to the SBS and ASBANC.

Support areas

International Banking Unit

BCP Stand-alone’s International Banking Unit focuses on obtaining and providing short-term funding for international trade, as well as medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions. In addition, this unit earns fees by confirming letters of credit and guarantees issued by international banks and otherwise by providing international payment and trade finance services. BCP Stand-alone’s International Banking Unit also promotes international trade activities with its local clients by structuring trade products and services, organizing and sponsoring conferences and advising customers through a wide range of trade products.

Cash Management & Transactional Services Unit

BCP Stand-alone’s Cash Management and Transactional Services Unit provides transactional services and products to WBG’s clients for their day-to-day operations such as payments, collections, factoring, automated payments, electronic office banking, electronic lending solutions, among the most important.

2.2) Retail Banking Group (RBG)

As of December 31, 2018, retail banking-related loans represented 46.2% of BCP Stand-alone’s total loans, while retail banking-related deposits represented 59.8% of BCP Stand-alone’s total deposits.

The business segments within RBG are:

Enalta

Enalta services include investment advisory, securities-based lending, financial planning, and day-to-day banking services including loans and cash accounts. Enalta clients have access to 12 exclusive branches, 11 in Lima and 1 in Arequipa, and the benefit of personalized advice from investment, insurance and loan experts, as well as exclusive, by-invitation-only products. Enalta has approximately 38,000 clients.

Affluent / BEX

Customers in BCP Stand-alone’s “mass affluent” segment receive a differentiated value proposition that includes dedicated customer services channels, such as specialized account managers, preferential service by tellers at branches and through our call center, and preferential interest rates on loans. Aproximately 60% of these clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling, and share-of-wallet strategies. This year we redeployed 50% of these account managers into a remote and digital model, no longer located in the physical branches, which has allowed us to offer clients longer service hours, remote processes, and more personalized service through digital channels, among other things. BCP Stand-alone has approximately 387,000 mass affluent customers.

Consumer Banking

Our Consumer Banking Division is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 8 million medium-to-low-income individuals. Consumer Banking focuses on customers who receive their payroll through BCP Stand-alone (which represent slightly more than 1.5 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that may include non-banking benefits (such as access to discounts on non-banking products) and access to payroll advances.

SME-Business and SME-Pyme

BCP Stand-alone’s SME-Business and SME-Pyme Banking segments serve approximately 626,560 clients. We segment customers in these categories into two groups with different business models, services levels, and product access. SME-Business serves approximately 13,376 clients and SME-Pyme serves approximately 613,184 small and micro-business clients.

Mortgage

According to the SBS and ASBANC, as of December 31, 2018, BCP Stand-alone was the largest mortgage lender in Peru, with a market share of 31.68%, representing a growth of 1.31 percentage points since December 31, 2017. This increase was mainly attributable to an expansion in BCP Stand-alone’s average loan size.

As of December 31, 2018, mortgage loans accounted for 17.1% of Credicorp’s total loan portfolio, with an average loan-to-value ratio (LTV) of 54%. All of our mortgage-financing programs are available to customers with a minimum monthly income of S/1,500. The mortgage loans offered by BCP Stand-alone have a maximum maturity of 25 years.

One of the product lines responsible for recent growth in the middle-income segment is MiVivienda. The MiVivienda program provides government-funded loans with down payment aid to purchasers of properties valued up to S/419,600. Under the program, BCP Stand-alone extended mortgages with LTV up to 90%, based on appraised value of a property (in local currency), and monthly mortgage payments of up to 50% of the client’s stable net profit. Mortgage loans to this sector represent approximately 16.4% of Credicorp’s total mortgage loans and 2.9% of Credicorp’s total loans.

Mortgage loans are associated with low losses because of their low LTV, and they have the added benefit of generating opportunities for cross selling other banking products.

Credit card & Consumer loans

BCP Stand-alone’s outstanding credit card balances increased S/850 million in 2018, from S/4,229 million as of December 31, 2017 to S/5,079 million as of December 31, 2018 (a 20% increase), which allowed us to gain 120 basis points in market share in Peru, closing 2018 with a 22.7% market share, according to the SBS. In 2018, credit card use grew 18%, as we positioned our cards as customers’ main form of payment. These increases in outstanding balances and customer transactions allows us to increase interest and non-interest income.

In its credit card business, BCP Stand-alone continued to apply segmented strategies. BCP Stand-alone offers value to low-income customers by giving them access to credit and to its medium- and high-income customers through loyalty programs such as through a partnership with LATAM airlines.

In 2018, BCP Stand-alone launched a platform for the digital issuance of credit cards that is expected to be one of the main distribution channels in the future, which will reduce acquisition costs and allow us to target new customer segments. Additionally, we developed new servicing functionalities through chatbots and our remote banking platform.

Consumer loans without collaterals, measured in outstanding balances, grew from S/3,892 million as of December 31, 2017 to S/4,378 million as of December 31, 2018. The growth can be explained by our higher penetration in low income segments and the offering of more appealing credit terms to low-risk customers. Our current market penetration strategy for low income segments started in 2017, with the diversification of the value proposition and product portfolio, selling loans with limited amounts and short maturities. In 2018, BCP Stand-alone maintained this strategy, which allowed to attend this new segment in a profitable way and creating medium-term growth opportunities in the future. In 2018, we managed to consolidate the digital sales channel, which represented 35% of the total number of loans granted in 2018.

In 2018, BCP Stand-alone continued developing its prospecting tools, income estimators and customer scoring models.  This allowed that 80% of loan sales come from pre-approved and approved loans, which facilitates the proactive sales in cost-efficient distribution channels. Also, we have led layout improvements and commercial initiatives in our distribution channels, which resulted in better productivity ratios of the commercial team.

(2.3) Treasury

BCP Stand-alone’s Treasury function is managed through three primary units: Assets & Liabilities Management (ALM) Group, the Trading Unit (comprising the FX, Derivatives, and Proprietary Trading Units), and the FX and Derivatives Distribution Unit.

ALM Group

The ALM Group is responsible for managing BCP Stand-alone’s statement of financial position and for taking reasonable interest rate and liquidity risks under the oversight of our Asset and Liabilities Committee (ALCO). The ALM Group is also responsible for maintaining our liquidity asset portfolio and Liquidity Coverage Ratio (LCR) and Common Equity Tier 1 (CET1) ratio compliance under the third Basel Committee Accord (Basel III) standards. In addition, the ALM Group is a participant in money and debt capital markets, oversees reserve requirements, manage BCP Stand-alone’s liquidity and the bank’s statement of financial position. The ALM Group has been active in auctions held by the BCRP for certificates of deposit as well as in financing its funding needs through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments.

Trading Unit

BCP Stand-alone’s Trading Unit manages both FX and Interest Rate Risk exposure for proprietary trading purposes. The market risk exposures and limits are independently defined by the Market Risk Unit and closely monitored by the Treasury Risk Unit. BCP Trading Unit is divided into three desks; as follows:

BCP Stand-alone’s FX Trading Desk offers liquidity for FX Spot operations for its clients in USDPEN, other Latin-American, and G-10 currencies; and actively participates in FX transactions related to the different instruments designed by the BCRP in the local currency market.

BCP Stand-alone’s Derivatives Desk offers Cross Currency and Interest Rate Swaps, as well as tailor-made derivatives for our customers in Peru and Latin America. A team of highly trained market professionals, with years of experience in various markets, allows BCP to provide sound and cost-effective financial solutions to its customer base.

BCP Stand-alone’s Fixed Income Trading Desk consists of short-term investments in securities both corporate and governmental from Latam countries and the US. The BCP Stand-alone’s Fixed Income desk is one of the main liquidity providers in the local government bond market in Peru, where it is part of the Market Maker Program of the Ministry of Economy of Peru

FX and Derivatives Distribution Unit

BCP Stand-alone’s FX and Derivatives Distribution Unit helps both individuals and companies with their FX needs (spot and hedging) through all BCP Stand-alone’s channels (sales desk, branch network, agents, and electronic channels). The broad portfolio of FX products provided to its client base has allowed the FX and Derivatives Distribution Unit to position itself as the largest participant by trading volume in the FX business in the Peruvian market.

(2.4) Transformation

The Digital Transformation of BCP Stand-alone represents one of the most important strategic initiatives the largest subsidiary of Credicorp is embarked on. This initiative has a wide scope and as such has required the involvement of all units across the organization. It is important to briefly highlight the process that Senior Management at BCP-Stand-alone have followed in the last years.

2014 - 2015

Towards the end of 2014 and for the full year 2015, BCP Stand-alone initiated a comprehensive analysis to understand how digital technology could change the business and operational model of a Bank, and as such how it should be incorporated in the organization. The process allowed Senior Mangement to recognize that “digitalization” was beyond a traditional upgrade of IT and systems, and more than just the creation of digital products and channels.

BCP Stand-alone decided to launch its InnovaCXion Center in 2015.

2016

The InnovaCXion Center (“Center”) was created to improve the customer experience using digital technology. Towards the end of 2016 the Digital Transformation Unit incorporated IT, Customer Experience, Data and Strategic Information Analysis & Governance. In the first year of operations, the Digital Transformation Unit created some minimum-viable-products (MVP) such as:

i)	An onboarding self-service platform to open savings accounts at a branch;

ii)	a peer-to-peer payment application called "Yape", which uses the cell phone number as the customer account;

iii)	A web-based self-service platform to offer personal loans to our clients that reduced distribution cost per unit and thus, the minimum ticket and tenure for a personal loan. This has allowed us reach low-income segments profitably.

2017

BCP Stand-alone continued fine-tuning and enlarging the scope of its Digital Transformation Unit. The most important strategic decisions made in 2017 were:

i)	To merge its Digital Transformation initiative and its Cultural Transformation initiative, both of which were developing on their own track. The objective was to manage a single Transformation initiative.

ii)	To incorporate new workstreams: Digital Risk, Digital Operations, Distribution Channels, and Governance.

iii)	To accelerate the execution of the Digital Transformation Strategy.

Furthermore, in terms of value creation to improve customer experience, we launched the first digital product for Wholesale Banking, which is “Carta Fianza Digital” (digital performance bond) that was delivered to a base of 253 companies, posted a 90% satisfaction rate, and reduced issuance-time from two days to a few hours.

40

2018

In 2018, BCP Stand-alone has defined a strategy with the vision to become the first bank in customer experience in Peru, and the most efficient bank in the Latin-American region. To those ends, our transformation initiative has been organized to focus on ten workstreams:

(i) Customer experience

We believe that customer experience is influenced by four drivers: trust, service, product and value. In 2018, we focused our efforts on the service driver. We have a structured methodology to review our key customer journeys and have implemented changes that have increased our customer satisfaction with the journeys affected by those changes.

(ii) Digital journeys

We are improving our customer experience through digital innovations such as those mentioned as part of the products, services and channels created in previous years. we released our web-based investment prospecting tool for affluent customers, which includes a digital self-assessment. In 2018, we launched a web-based self-service platform for our customers to apply for credit cards, a service that had been offered only at our branches.

(iii) Digital risk

We are improving the risk practice within BCP Stand-alone to be more prepared for a digital world. This includes developing the technological capabilities and tools to enable digital sales and extend our reach to new markets, as well as risk policies and statistical models that generated more pre-approved credits and for higher amounts. They also allowed us to reach more customers with two new products (micro-credits and one-installment credits) while reducing the costs when compared to our traditional personal loans.

(iv) Information Technology (IT)

We consider our IT platform to be one of our main competitive strengths and continue to invest in this area to maintain a competitive position in the banking sector. Since 2012, we have outsourced the administration and operation of the IT infrastructure, application development, and maintenance of some of our applications to IBM, Tata Consulting Services and Everis. We also are working on the implementation of a new digital architecture and have started a series of structural projects for integrating channels with product systems more securely, efficiently, and flexibly.

Our IT annual investments, to support both our day-to-day operations and our transformation initiatives, totaled S/227.0 million in 2016, S/260.5 million in 2017, and S/331.2 in 2018. BCP Stand-alone’s IT expenses totaled S/702.0 million in 2016, S/705.2 million in 2017, and S/718.5 in 2018. Although BCP Stand-alone has continued to invest in its digital transformation, continuous control and optimization efforts have allowed us to maintain expense levels that grow at a compound annual growth rate of only 1.2% from 2016 to 2018. Finally, because of our new operating model, our ratio of IT expenses to revenues decreased from 9.4% in 2011, to 8.1% in 2016, and to 7.8% in 2018.

(v) Data & Analytics

We are striving to enable a data-driven organization and are working on a new data architecture, infrastructure, and governance model. We already use data to enable more sales and efficiency through a new CRM engine and advanced analytics models and are acquiring non-traditional data through mobile and web-based platforms. In 2018, we increased our profits in our FX business using an analytical tool that helps traders define the exchange rate to offer to our customers and are working on extending these capabilities to other businesses.

(vi) Distribution model

We are redefining BCP Stand-alone’s distribution model to align it with customers’ needs through four major initiatives: 1) developing a new value proposition to serve customers with basic financial needs; 2) transforming our physical footprint, including consolidation of branches, implementation of new formats for branches, migration of transactions to other channels, and redefinition of branch roles; 3) developing digital sales and servicing capabilities and digital education initiatives; and 4) a laboratory to test and learn new approaches to improve customer experience inside branches.

(vii) Digital operations

We are improving front- and back-office processes with automation tools to deliver faster, less risky, and more efficient processes for increased customer satisfaction and cost reduction.

(viii) Culture & leadership

We are adjusting our practices to manage human resources and developing new capabilities to attract the human talent that is needed as part of the Transformation initiative.

(ix) Governance

We are building a model to enable budget and performance management for the digital bank that should be gradually deployed to the organization.

(x) Agile @scale

We continue to work on the implementation of agile methodologies across all units to transform ourselves into an agile organization, and have created the Agile Center of Excellence to exchange knowledge, promote innovation and predict new opportunities and challenges. We currently have a team of coaches who provide daily training to the 80 agile teams, to improve our practices and move toward the agile mindset. We already have many BCP Stand-alone projects applying agile methodologies, and we will continue developing this process. We are also working on a new organizational structure focused on multidisciplinary teams for our units involved in delivering new products and services.

(3)	Lending policies and procedures

BCP Stand-alone has adopted a risk appetite framework and established objective metrics and thresholds to periodically monitor the Bank’s evolving risk profile. The framework was approved by the Board of Directors, and is managed and monitored by the Risk Management Unit within the BCP Stand-alone’s Central Risk Management Group. The adoption of a risk appetite framework reflects the BCP Stand-alone’s commitment to aligning its forward-looking business strategy with its corporate risk vision.

BCP Stand-alone’s uniform credit policies and approval and review procedures are based upon conservative criteria and are uniformly applied to all of its subsidiaries. These policies are administered in accordance with guidelines established by the Peruvian financial sector laws and SBS regulations. For further information, see “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco”.

BCP Stand-alone’s credit approval process is based primarily on an evaluation of each borrower’s repayment capacity and commercial and banking references. BCP Stand-alone determines a corporate borrower’s repayment capacity by analyzing the historical and projected financial condition of the company and of the industry in which it operates. Other important factors that BCP Stand-alone analyzes include the company’s current management, banking references, past experiences in similar transactions, and the quality of any collateral to be provided. In addition, BCP Stand-alone’s credit officers analyze the corporate client’s ability to repay obligations, estimate the probability of default of the client using an internal risk rating model, and define the maximum credit exposure that BCP Stand-alone wants to hold with the client.

BCP Stand-alone evaluates individual and small business borrowers by considering the client’s repayment capacity, a documented set of policies (including, among other issues, the client’s financial track record and the degree of knowledge of the client) and credit scores, which assign loan-loss probabilities relative to the expected return of each market segment. About 88% of BCP Stand-alone’s credit card and consumer loan application decisions, and about 40% of its SME loan application decisions, are made through automatic means. Loan application decisions in BCP Stand-alone’s mortgage segment and the remaining portions of its small business and consumer segments are made by credit officers who use credit scores and profitability models as inputs for their evaluations and report to a centralized unit.

Our performance in the small business and personal lending areas depends largely on BCP Stand-alone’s ability to obtain reliable credit and client information about prospective borrowers. BCP Stand-alone has a vast transactional information that is heavily used in credit risk models. Also, the SBS has an extensive credit bureau, which has expanded its credit exposure database service to cover businesses and individuals that have borrowed any amounts from Peruvian financial institutions.

BCP Stand-alone has a strictly enforced policy that limits the lending authority of its loan officers. It also has procedures to ensure that these limits are adhered to before a loan is disbursed. Under BCP Stand-alone’s credit approval process, the lending authority for WBG is centralized into a specialized credit risk analysis division; and there exists another specialized credit risk analysis division for RBG. These divisions are operated by officers that have specific lending limits. In addition to the controls built into the loan approval workflow systems, the credit risk management divisions and internal auditors regularly review credit approvals to ensure compliance with lending policies.

In accordance with international standards, BCP Stand-alone has established lending authority limits based on risk rating (probability of default) and particular guarantees of the borrower. Requests for credit facilities in excess of the limits set for credit officers are reviewed by the Credits Committee, Executive Committee or, if the amount requested is sufficiently large, by the Board of Directors. In addition, BCP Stand-alone has approved concentration limits by industry, based on its target market share and loan portfolio participation.

BCP Stand-alone believes that an important factor to maintain the quality of its loan portfolio is the selection and training of its loan and risk officers. BCP Stand-alone requires loan officers to have degrees in economics, accounting, business administration or related fields from competitive local or foreign universities. In addition, training for new loan officers begins with a three-month program that covers all aspects of banking and finance. Subsequently, loan officers receive training in specific matters throughout their careers at BCP Stand-alone. Laterally-hired officers generally are required to have prior experience as loan officers.

BCP Stand-alone operates in substantial part as a secured lender. As of December 31, 2018, approximately S/43.5 billion of our loan portfolio and off-balance-sheet exposure was secured by collateral, which represents 39.3% of its total loan portfolio based upon our unconsolidated figures (excluding BCP Panama and BCP Miami, branch offices located overseas), as compared to 44.9% in 2017 and 48.6% in 2016.

Liquid collateral is a small portion of BCP Stand-alone’s total collateral. In general, when BCP Stand-alone requires collateral for the extension of credit, it requires collateral valued at between 110% and 150% of the principal amount of the credit facility granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts.

BCP Stand-alone’s internal audit division conducts selected revisions and analyses on borrowers’ financial statements, consistent with the local banking regulations of the jurisdictions in which it operates.

1.1.2 BCP Bolivia

BCP Bolivia’s activities include wholesale banking and retail banking. As of December 31, 2018, BCP Bolivia has total assets of S/9,956.9 million, total net loans of S/7,013.0 million, deposits of S/8,862.4 million, and equity of S/691.1 million, with a 2018 ROAE of 11.8% (compared to 12.0% in 2017).

As of December 31,2018, BCP Bolivia’s loans represented approximately 9.4% of total loans in the Bolivian financial system, and its deposits represented approximately 9.7% of total deposits in the Bolivian financial system, according to the Bolivian Financial System Supervisory Authority (ASFI by its Spanish initials).

The following table shows the client segmentation of BCP Bolivia. This segmentation was a result of an analysis, which addressed multiple factors such as the size (by income, sales, and/or debt) and volume of activity for each client, the clients’ affiliation with other companies or groups, and their credit ratings.

Client Segmentation
Business	Group	Income/Sales/Total Debt
Wholesale Banking	Large companies (1)	Annual sales higher than approximately S/49 million
	Medium companies (2)	Annual sales from approximately S/6 million to S/49 million
Retail Banking (3)	Small business (4)	Annual sales from approximately S/0.1 million to S/6 million
	Micro business (4)	Annual sales of at least approximately S/0.1 million
	Consumer (5)	Payroll workers and self-employed workers
	Mortgage Banking (6)	Payroll workers, independent professionals and business owners

(1)	Loans to large companies account for 33% of BCP Bolivia’s total loans. This segment accounts for approximately 690 customers.
(2)	Loans to medium companies account for 11% of BCP Bolivia‘s total loans. This segment accounts for approximately 1,550 customers.
(3)	Retail banking loans account for 56% of BCP Bolivia’s total loans, while retail banking deposits account for 27% of BCP Bolivia's total deposits.
(4)	Small and micro-business banking accounts for 14% of BCP Bolivia’s total loans, BCP Bolivia serves approximately 9,700 small business banking clients and approximately 11,300 micro-business clients.
(5)	Consumer banking accounts for 10% of BCP Bolivia’s total loans. BCP Bolivia serves approximately 40,900 payroll and self-employed workers.
(6)	BCP Bolivia serves approximately 9,900 mortage banking customers, representing 32% of BCP Bolivia’s total loans. BCP Bolivia’s mortgage loans have an average LTV at origination of 80%.

1.2	Microfinance

The Microfinance line of business consists of a group of subsidiaries offering commercial banking activities and specialized financial services to support small and micro business clients in Peru through Mibanco and in Colombia through Edyficar S.A.S., which commercial name is Encumbra, incorporated in 2013. As of December 31, 2018, Mibanco represented around 98.8% of the total loans of the Microfinance line of business, 7.5% of Credicorp’s total assets, 11.3% of Credicorp’s net profit, and 8.0% of equity attributable to Credicorp’s shareholders'.

Mibanco’s credit policies are set within the guidelines established by the laws and regulations of the markets in which we operate and by the guidelines set forth by the Board of Directors. For further details regarding applicable legal and regulatory guidelines, see “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation”.

1.2.1	Mibanco

The following table shows how Mibanco segments its clients. This segmentation is based on an analysis that considered multiple factors such as the size (by income, sales, and/or total debt) and volume of activity for each client, the client’s affiliation with other companies or groups and their credit ratings.

Client Segmentation
Group	Income/Sales/Total debt
SME – medium (2)	Annual sales up to S/20 million.
Total debt higher than S/0.3 million, without issued debt in the capital markets.
SME – small (3)	Total debt from S/0.02 million to S/0.3 million.
Micro-business (4)	Total debt up to S/0.02 million.
Consumer (5)	Focus on debt unrelated to business.
Mortgage (6)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)	As of December 31, 2018, Mibanco had 950,532 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2018, unless otherwise disclosed.
(2)	Mibanco’s SME – medium segment focuses on financing production, trade, or service activities for companies that (1) have total debt in the last 6 months higher than S/300,000, (2) annual sales up to S/20 million in the last 2 consecutive years, and (3) have not participated in the capital markets. This segment represents 2% of Mibanco’ total loans and 1,878 of its clients.
(3)	Mibanco’s SME – small segment focuses on financing production, trade, or service activities for companies that have total debt between S/20,000 and S/300,000 in the last 6 months (without including mortgage loans). This segment represents 59% of Mibanco’s total loans and 164,967 of its clients.
(4)	Mibanco’s micro-business segment focuses on financing production, trade, or service activities for companies that have total debt up to S/20,000 in the last 6 months (without including mortgage loans). Micro-business loans represent 28% of Mibanco’s total loans and 613,575 of its clients.
(5)	Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 6% of Mibanco’s total loans and 166,998 of its clients.
(6)	Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 5% of Mibanco’s total loans and 6,324 of its clients. Mibanco’s mortgage segment has a policy limiting LTV to up to 90%.

1.3	Insurance & Pensions

1.3.1	Grupo Pacifico

We conduct our insurance business exclusively through Grupo Pacifico, which operates in Peru and Bolivia and is the second-largest Peruvian insurance company by written premiums in 2018, according to the SBS and the Superintendencia Nacional de Salud (Susalud). Grupo Pacifico provides a broad range of insurance products focusing on three business areas: property and casualty (P&C), life insurance business, and corporate health insurance and medical services. Grupo Pacifico, like other major Peruvian insurance companies, sells its products both directly (through its own sales force) and through independent brokers, bancassurance, and sponsors.

For further information see “Item 4. Information on the Company – 4.A History and development of the company”.

1.3.2	Prima AFP

Credicorp conducts its pension fund operations through its private pension fund manager Prima AFP, which operates through individual capitalization accounts and provides its affiliates with retirement, disability, survival, and burial benefits. For this purpose, Prima AFP collects affiliates’ mandatory and voluntary contributions, and invests the funds in local and foreign financial markets. The funds that Prima AFP holds in custody for its affiliates are non-attachable and autonomous assets, and are not affected by Prima AFP’s financial results. Prima AFP offers four types of funds, which differ by risk profile and the asset classes in which they invest. The investment and risk management policies are defined by internal committees, and supervised by the SBS and the SMV.

For further information see “Item 4. Information on the Company – 4.B Business Overview – (6) Competition – 6.3 Insurance & Pensions – 6.3.2 Prima AFP” and “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and regulation – 9.5 Prima AFP”.

1.4	Investment Banking & Wealth Management

Credicorp Capital carries out its operations in the Latin-American region through Credicorp Capital Peru, Credicorp Capital Colombia, and Credicorp Capital Chile which hold a considerable market share in the Peruvian, Colombian and Chilean markets, respectively. In 2018, the creation of the LoB Investment Banking & Wealth Management meant to add BCP Stand-alone’s Wealth Management Division and ASB to Credicorp Capital. The main objective of this new way to operate the business in this LoB is to serve as a single regional wealth management model within one business unit, instead of three different models under different business units. This new structure facilitates sharing of best practices and delivery of a regional value proposition, with ASB supporting all wealth management business units and clients (instead of focusing on Peru-based wealth management customers).

Our Investment Banking and Wealth Management LoB’s four main business units are asset management, capital markets, corporate finance and wealth management.

Asset management

Through the regional platform provided by MILA, our asset management business unit offers a wide array of products, including mutual funds, alternative funds, and portfolio management, as well as structured products, to a broad base of clients, including clients in our retail, private and high-net-worth, corporate, and institutional segments.

Capital markets

Our capital markets business unit has an active role in secondary markets, particularly equity and fixed-income products, as well as exchange rate products and derivatives. Our participation in the placement of equity and debt instruments, vis-à-vis our corporate finance team, is also relevant, especially for corporate issuances in local markets. We also have proprietary investments, with trading books managed in Peru, Colombia, and Chile.

Corporate finance

Our corporate finance business unit provides advisory services to structure mid- and long-term financing and structure and place equity and fixed-income instruments in capital markets. It also offers a wide range of financial advisory services and advisory services for mergers and acquisitions.

Wealth management

We run a financial and investment advisory model addressed to high-net-worth and ultra-high-net-worth individuals in which a single relationship manager coordinates various financial services for their clients, including investment advisory, investment management, long-term financial planning, banking services, and credit solutions.

(2)        Corporate compliance

Our corporate compliance programs cover Credicorp and all its subsidiaries and have been developed under a comprehensive approach based on international best practices and our principles and ethical values.

Corporate compliance is responsible for managing the following corporate programs:

•	Anti-money laundering
•	International sanctions and restricted lists
•	Fiscal transparency
•	Regulatory compliance
•	Ethics and conduct
•	Anti-corruption
•	Market abuse prevention
•	Personal information protection
•	Occupational health and safety
•	Consumer protection

Our corporate compliance division is managed by compliance officers in each subsidiary of Credicorp, each of whom reports to the Corporate Compliance Officer of Credicorp, who in turn reports to the Board of Directors and has full autonomy to carry out his or her functions and duties independently.

Our corporate compliance division establishes policies, guidelines and controls that regulate our compliance programs to provide reasonable assurance of compliance with local and international standards, the mitigation of conduct risks and facilitating ethical behavior and values, all with the aim of protecting the reputation and business of Credicorp.

In 2018, our corporate compliance division focused on developing an advanced management model that integrates compliance processes in the ongoing business, applying agile methodologies and strengthening the culture of the organization. In this regard, we apply the benefits of big data and analysis to identify financial crimes and reduce non-financial risk in a timely manner.

Fiscal Transparency

Fiscal Transparency oversees the implementation of the U.S. Foreign Account Tax Compliance Act (FATCA) and the Common Reporting Standard (CRS), which are regulations for exchanging tax information that apply to all Credicorp financial institutions. Understanding FATCA and CRS requirements and having a comprehensive FATCA and CRS compliance program are essential for foreign financial institutions (FFIs), in the case of FATCA, and financial institutions (FIs, for purposes of this subsection), in the case of CRS, to limit non-compliance risk and meet the obligations set out by applicable relevant intergovernmental agreements (IGAs), the U.S. Internal Revenue Service (IRS) and the Organization for Economic Co-operation and Development (OECD).

FATCA implementation at Credicorp: Credicorp has FFIs located in countries under IGA Model I (Bahamas, Luxembourg, Colombia, the Cayman Islands and Panama), IGA Model II (Bermuda and Chile), and General Regulation (Bolivia). Obligations of FFIs in those locations include complying with Client Due Diligence, Client Annual Reporting and Financial Counterparties Exchange of Status Information.

Peru still holds the status for FATCA purposes of “Country with an agreement in substance” while the Peruvian government and the U.S. Department of Treasury continue with the negotiations to sign an IGA. However, the jurisdiction is treated as having an In-Effect agreement for FATCA purposes and all Peruvian FFIs must comply with FATCA obligations. In 2018, the Ministry of Economy and Finance of Peru (MEF) announced that the Client Annual Reporting obligation will be put on hold, while negotiations continue. However, all of the FFIs’ other obligations, including client due diligence, must be carried on as if the IGA is already in force.

CRS implementation at Credicorp: Credicorp has FIs located in countries that started CRS implementation in 2016 and that issued their first multiple report in 2017 (Colombia, the Cayman Islands and Luxembourg). In 2017, Panama and Chile initiated Client Due Diligence obligations, started with the revision of high value accounts and continued with low value accounts through 2018. Between June and July 2018, our FIs in both countries submitted their first Annual Report.

For Peru, in 2017 the MEF announced its intention to subscribe to a CRS agreement which was finally signed at the end of that year and ratified in May 2018. On November 10, 2018, the Peruvian Government issued the Supreme Decree 256-2018-EF (Decree) to instruct Peruvian FIs about the implementation of CRS Phase I. In this regard, some obligations stated in the Decree had to be implemented on or before January 1, 2019 (gather fiscal residency information at the on-boarding of new clients). All Credicorp FIs including BCP Stand-alone, Pacifico, Mibanco, Prima, Credicorp Capital Bolsa, Credicorp Capital Fondos, and Credicorp Capital Titulizadora, implemented the first set of obligations successfully by January 1, 2019. The Program Manager is currently preparing the strategy for Phase II (due diligence of high value accounts for all in-scope FIs) under the Decree. The information gathered during this phase will be used to draft the first Annual Report that will be submitted to the Peruvian Tax Authority (SUNAT) between January and May 2020.

(3)	Internal Audit

In 2018, our internal audit unit focused on creating a permanent risk-based framework to evaluate the effectiveness and efficiency of Credicorp's risk management, control and governance processes. For this purpose, our internal audit unit formulates the Annual Audit Plan using a risk-based audit methodology, that is aligned with the rules of the Global Institute for Internal Auditors (IIA) and approved by the SBS. According to the concerns of the industry, topics related to data analytics and cybersecurity had special attention.

In July 2018, we obtained the International Quality Certification for the Internal Audit Activity with a "Generally Compliant" highest possible rating granted by the IIA in the External Quality Assessment, in accordance with Rule 1312 of the IIA (similar result obtained in 2013), based on compliance with the International Standards for Professional Practice, the Fundamental Principles and the IIA Code of Ethics. In 2018, the result of the internal evaluation, which began during the 2011 fiscal year, in compliance with Standard 1311 of the IIA for the eighth consecutive year, was "Generally Compliant" as a result of the Quality Assurance and Improvement Program in the Corporation (QAIP).

In 2018 our internal corporate auditor, also known as our chief audit executive (CAE) participated as a member of the Financial Services Guidance Committee (FSGC) of the IIA, whose mission is to strategically direct the development of the International Framework for Professional Practice of Internal Auditing to support the advancement of professional auditing practice in the global financial services industry by identifying, prioritizing, launching and, ultimately, approving guidelines specifically geared to the special needs of internal auditors who provide services to the financial services industry.

Consistent with recommended industry practices, Credicorp recently began to apply the Cybersecurity Assessment Tool (CAT) of the U.S. Federal Financial Institutions Examination Council (FFIEC) to its operations.

In 2018, 14,718 hours of training were provided to our internal auditors with an average of 71 hours per auditor (above the 40 hours per auditor recommended by international practices) in topics related to fraud prevention, the new IFRS 9 on recognition and measurement of financial instruments, new cybersecurity frameworks such as the one of IIA, NIST or the FFIEC, internal quality assessment, data analytics, money laundering, validation of models and other topics of financial and operational audit.

(4)	Strategy

Credicorp operates mainly in Peru, an important emerging market economy that has been growing at a solid pace for the past few decades, with a GDP of US$ 225 billions in 2018 (according to BCRP’s figures) that has grown at a compound annual growth rate (CAGR) of 8.2% from 2005 to 2018, and which still has an under-penetrated banking system. These two characteristics represent an important opportunity for long-term growth. Credicorp has solidified its presence in the region through its operations in Peru, Bolivia, Colombia and Chile, contributing to its financial development and accompanying its clients in their growth.

Since Credicorp was created more than 20 years ago, it has evolved into a much larger and complex company. In 2018, the management of the businesses has been organized into the four LoBs.

The LoB Universal Banking continues with its strategy to improve its clients’ experiences in all segments by upgrading and innovating digital banking, which implies, in many cases, educating and accompanying clients in the use of digital channels. This LoB aims to maintain an adequate balance between risk, growth, profitability and operating efficiency.

The LoB Microfinance continue investing in building capacities to fuel local and regional growth based on its current business model. It will do this by focusing on providing the best possible experiences to both its clients and employees. It will continue to drive efforts to capture deposits, which in addition to benefitting the funding structure, allows the organization to analyze and take advantage of information to continuously improve its business model and value proposition for its clients.

The LoB Insurance & Pension continues focused on capturing growth in the Peruvian market, which has one of the lowest penetration levels in the region. As such, the LoB will continue focusing on growing in different channels and in bancassurance to take advantage of the group’s synergies. Furthermore, Grupo Pacifico and Prima AFP will leverage the experience in the Centro de InnovaCXion at BCP to innovate in their different channels and products. Furthermore, Grupo Pacifico will focus on improving the profitability of the health insurance business, which is managed alongside the strategic partner, United Health/Banmedica.

The LoB Investment Banking & Wealth Management will continue to consolidate its position as the best financial advisory service in Peru, Chile and Colombia by strengthening the regional offering of asset management and wealth management services to provide clients with a complete vision of all of their assets while increasing the market share in Colombia and Chile.

(5)	Operations

The following table provides certain financial information about our LoBs as of and for the year ended December 31, 2018:

	As of and for the year ended December 31, 2018
	External income (1)		Net interest, similar income and expenses		Other income, net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	10,757	59.2	5,616	66.2	3,275	60.7	132,880	75.0
BCP Bolivia	686	3.8	309	3.6	124	2.3	9,957	5.6
Insurance and Pension funds
Pacifico Seguros and Subsidiaries	2,861	15.8	446	5.3	1,181	21.9	12,224	6.9
Prima AFP	371	2.0	-	-	371	6.9	875	0.5
Microfinance
Mibanco	2,468	13.6	1,956	23.0	156	2.9	13,220	7.5
Edyficar S.A.S.	44	0.2	40	0.5	1	-	119	0.1
Investment Banking and Wealth Management	886	4.9	98	1.2	634	11.8	9,665	5.5
Other segments	83	0.5	33	0.4	106	2.0	2,862	1.6
Eliminations	-	-	(9)	(0.2)	(454)	(8.5)	(4,539)	(2.7)
Total consolidated	18,156	100.0	8,489	100.0	5,394	100.0	177,263	100.0

(1)	Corresponds to total interest and similar income, other income (including income and expenses on commissions) and net premiums earned from insurance activities.
(2)	Corresponds to income for commissions received and other income (including income and expenses on commissions) and the profits arising from the collection of premiums less claims for loss coverage from insurance activities.

For a description of the principal markets in which we compete, please refer to “Item 4.B. Business Overview – (1) Lines of Business,” “Item 4.B. Business overview – (6) Competition”, “Item 4.B. Business overview – (9) Supervision and Regulation” and Note 30 to Credicorp’s Consolidated Financial Statements. For a breakdown of total income and operating income by geographic market for each of the last three fiscal years, as well as other historical information about our LoBs, please refer to Note 30 to Credicorp’s Consolidated Financial Statements.

5.1 Consolidated contributions

The following table sets forth the contribution to the consolidated net profit attributable to our equity holders by each of LoBs and main subsidiaries:

	2016		2017		2018
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	2,391	68.0	2,565	62.7	2,858	71.8
BCP Bolivia	81	2.3	75	1.8	78	2.0
Insurance and Pension funds
Pacifico Seguros and subsidiaries (1)	299	8.5	321	7.8	349	8.8
Prima AFP	156	4.4	140	3.4	140	3.5
Microfinance
Mibanco	313	8.9	372	9.1	445	11.2
Edyficar S.A.S.	(2)	(0.1)	(1)	-	5	0.1
Investment Banking and Wealth Management (2)	221	6.2	244	6	146	3.6
Others segments and eliminations (3)	56	1.8	376	9.1	(37)	(1.0)
Total	3,515	100.0	4,092	100.0	3,984	100.0

(1)	Includes Crediseguro S.A., Seguros Personales and Crediseguro S.A., Seguros Generales (incorporated in 2017).
(2)	Investment Banking and Wealth Management mainly includes Credicorp Capital Ltd and subsidiaries and Atlantic Security Bank.
(3)	Includes Credicorp Ltd., which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and Grupo Pacifico), and others. In 2017, includes profit from the sale of 50% of BCI shares to a third party (profit from the sale of 50% of BCI shares to a third party in 2016), as well as the sale of the shares of ENEL. See Note 6(c)(viii) to our Consolidated Financial Statements.

The following table shows our LoBs and main subsidiaries’ respective percentage contributions to our total revenues and equity attributable to Credicorp’s equity holders:

	Total revenue (1)			Equity attributable to Credicorp’s equity holders
	For the year ended December 31,			As of December 31,
	2016	2017	2018	2016	2017	2018
Universal Banking
BCP Stand-alone	62.9%	60.6%	61.4%	62.1%	63.0%	63.2%
BCP Bolivia	3.3%	3.5%	3.8%	3.2%	2.9%	2.9%
Insurance and Pension funds
Pacifico Seguros and subsidiaries (2)	14.2%	13.9%	14.9%	11.0%	13.0%	11.0%
Prima AFP	2.4%	2.2%	2.1%	3.1%	2.8%	2.7%
Microfinance
Mibanco	11.8%	13.3%	14.1%	8.0%	7.8%	8.0%
Edyficar SAS	0.1%	0.2%	0.2%	0.3%	0.3%	0.2%
Investment Banking and Wealth Management (3)	5.2%	5.2%	6.2%	9.6%	7.4%	8.0%
Others segments and eliminations (4)	0.1%	1.1%	(2.7)%	2.7%	2.8%	4.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Includes interest income, other income and net premiums earned.

(2) Includes Crediseguro S.A., Seguros Personales and Crediseguro S.A., Seguros Generales.

(3) Investment Banking and Wealth Management mainly includes Credicorp Capital Ltd and subsidiaries and Atlantic Security Bank.

(4) Includes Grupo Credito S.A., CCR Inc, Inversiones Credicorp Bolivia, BCP Emisiones Latam 1 S.A., Solucion EAH and others

The following table shows BCP’s Consolidated main subsidiaries’ respective percentage contributions to its total assets, total revenues, net profit and equity attributable to BCP Consolidated for the year ended December 31, 2018:

	As of and for the year ended December 31, 2018 (1)
	Total assets	Total revenue (2)	Net profit/(Loss)	Equity
BCP Stand-alone	93.0%	81.2%	86.2%	88.4%
Mibanco	7.0%	18.7%	13.6%	11.2%
Others (3)	-	0.1%	0.2%	0.4%
Total	100.0%	100.0%	100.0%	100.0%

(1)	Percentages determined based on BCP’s consolidated financial statements of and for the year ended December 31, 2018.
(2)	Includes interest income and others income.
(3)	Includes Solucion Empresa Administradora Hipotecaria S.A and BCP Emisiones Latam 1 S.A.

(6)	Competition

6.1	Universal Banking

As of December 31, 2018, the principal participants in the Peruvian financial system were the following: the BCRP, the SBS, 55 financial institutions, and four state-owned banks (not including the BCRP): Banco de la Nacion, Corporacion Financiera de Desarrollo S.A. (COFIDE, a Peruvian government-owned development bank), Agrobanco, and Fondo MiVivienda.

	Private Financial System as of December 31, 2018
	Number of entities	Assets (Soles in thousands)	Deposits (Soles in thousands)	Loans (Soles in thousands)
Banking Sector (1)	16	385,343,801	243,860,245	270,662,412
Financial firms (2)	11	14,842,067	7,467,336	12,882,276
Municipal savings banks (3)	12	26,727,333	21,254,159	21,367,823
Rural savings banks (4)	6	1,920,784	1,331,161	1,564,537
Edpymes (5)	9	2,487,842	-	2,229,945
Leasing companies (6)	1	314,853	-	244,033
Total	55	431,636,680	273,912,901	308,951,026

Source: SBS

(1)	Banca Multiple under SBS definition and terminology
(2)	Empresas Financieras under SBS definition and terminology
(3)	Cajas Municipales under SBS definition and terminology
(4)	Cajas Rurales under SBS definition and terminology
(5)	The same name under SBS definition and terminology
(6)	Empresas de arrendamiento financiero under SBS definition and terminology

(i)	Banking Sector

Banking Sector includes universal banks, offer financial services to retail and wholesale clients, among others. The following table sets forth the percentages, by assets, deposits and loans, represented by the major Peruvian banking institutions.

	As % of total Private Financial System			As % of Banking Sector
as of December 31, 2018	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	31.0%	30.3%	29.7%	34.7%	34.0%	33.9%
BBVA Banco Continental	17.4%	18.5%	17.5%	19.5%	20.8%	20.0%
Scotiabank Peru	14.8%	12.9%	14.9%	16.6%	14.5%	17.0%
Interbank	11.0%	11.2%	10.5%	12.3%	12.6%	12.0%
Banco Interamericano de Finanzas	3.3%	3.6%	3.3%	3.6%	4.1%	3.7%
Mibanco	3.0%	3.1%	3.2%	3.4%	3.4%	3.7%

Source: SBS

As of December 31, 2018, BCP Stand-alone ranked first among all Peruvian multiple banks by assets, deposits and loans, according to the SBS.

As of December 31, 2018, the principal Peruvian non-state financial institutions reported total loan balances of S/184,282 million in local currency and of US$25,609 million in foreign currency. These figures represented an annual expansion of loan balances of 11.9% and 2.7%, respectively (compared to expansion of 2.7% and 11.7%, respectively, from December 31, 2016 to December 31, 2017). As a result, the dollarization of loans reached 31.9% as of December 31, 2018 (compared to 32.9% as of December 31, 2017 and 31.8% as of December 31, 2016). As of December 31, 2018, Peru’s total amount of multiple banking deposits were S/243,860 million, and the multiple banking dollarization rate for deposits was 39.5% (compared to 42.9% as of December 31, 2017 and 47.6% as of December 31, 2016).

As part of its plan to decrease the dollarization level of loans in the Peruvian financial system, in order to reduce the risks of currency depreciation associated with borrowing in U.S. dollars, the BRCP established a de-dollarization program. For further information, see “Item 3. Key Information – 3.D Risk Factors – (11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities”.

Peru’s capital ratio (regulatory capital/risk-weighted assets) was 14.66% as of December 31, 2018, which was above the 10% legal minimum that became effective in July 2011 and represented a decrease of 52 basis points from the capital ratio reported as of December 31, 2017 (15.18%). In 2017, the ratio increased 17 basis points from a ratio of 15.01% as of December 31, 2016.

Peru’s loan portfolio quality indicators generally were stable in 2018. As of December 31, 2018, internal overdue ratio reached 2.95%, 9 basis points less than the ratio reported as of December 31, 2017 (3.04%). As of 2017, the ratio had increased 24 basis points compared to December 31, 2016 (2.80%). Also, the internal overdue, refinanced and re-structured loans over total loans ratio was 4.44% as of December 31, 2018, 5 basis points higher than the figure reported at year-end 2017, 4.39% (compared to 4.02% in 2016). Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 153.6% as of December 31, 2018 (compared to 152.6% as of December 31, 2017 and 160.6% as of December 31, 2016).

The liquidity of the Peruvian banking system remained at high and comfortable levels. As of December 31, 2018, the local currency liquidity ratio and the foreign currency liquidity ratio were 27.0% and 44.5%, respectively (compared to 34.3% and 44.9% in 2017 and to 27.4% and 43.9% in 2016, respectively). These liquidity ratio levels were well above the minimums required by SBS regulations (8% for local currency and 20% for foreign currency).

(ii) Other financial institutions

BCP Stand-alone faced strong competition from credit providers, primarily with respect to consumer loans and SME-Pyme loans. SME-Pyme loan providers lent S/16.3 billion to borrowers in the SME-Pyme segment in 2018, compared to S/14.9 billion in 2017 and S/12.9 billion in 2016, according to the SBS. In 2018, overall SME-Pyme loans to customers of other financial institutions represented 22.0% of the total loans in the Peruvian financial system (compared to 21.3% in 2017 and 19.0% in 2016).

Consumer loan providers lent S/12.3 billion to consumer borrowers in 2018, compared to S/10.5 billion and S/8.9 billion in 2017 and 2016, respectively, according to the SBS. In 2018, overall loans to consumers of other financial institutions represented 19.9% of total loans in the financial system (compared to 19.3% in 2017 and 17.5% in 2016).

(iii) Recent Competitive Developments

In recent years, several foreign companies have shown interest in entering the Peruvian universal banking market while financial companies already in Peru have taken steps to expand operations and develop new businesses. In particular, the following authorizations and applications from and to the SBS may be significant to our competitive environment:

•	In April 2016, the SBS authorized J.P. Morgan Banco de Inversion to operate as an investment bank in Peru, and its Peruvian operations commenced in March 2017. JPMorgan already had a representative office in Peru and had advised local businesses regarding U.S. equity markets. Now, with an authorized investment bank, JP Morgan can participate in sales and trading of BCRP and Government instruments, as well as FX trading.

•	In June 2017, the SBS authorized a merger between Caja Rural de Ahorro y Credito Los Andes S.A. (a rural Peruvian savings bank) and EDPYME Solidaridad y Desarrollo Empresarial S.A.C., with Los Andes surviving the merger. In November 2017, Los Andes also bought part of the portfolio from its peer, Caja Municipal de Ahorro y Credito del Santa S.A.

•	In August 2017, the SBS authorized the dissolution and liquidation of Leasing Peru, which at the time was a member of the Bancolombia Group. Leasing Peru officially closed in October 2017.

•	In August 2017, Bank of China Limited requested the SBS approval to establish a bank in Peru. In January 2019, the SBS authorized the organization of this bank as a multiple-operations bank and the commencement of its operations.

•	In May 2018, Scotiabank acquired 51% of Banco Cencosud, authorized by the regulator. This acquisition increases Scotiabank’s market share in the retail banking segment in Peru, as they will jointly manage both portfolios. Afterwards, in February 2019, the regulator approved the conversion of Banco Cencosud from a bank to a rural savings bank.

6.2	Microfinance

Peru has the second-most conducive environment to financial inclusion among 55 selected countries, according to a 2018 report by The Economist Intelligence Unit. In addition, Peruvian microfinance institutions’ customers represent, as of September 2018, 61.8% of the debtors of the regulated Peruvian financial system, according to the SBS.

6.2.1	Peruvian microfinance system

As of December 31, 2018, the Peruvian microfinance system consisted of 180 entities, of which 39 are supervised by the SBS (21.5%), 131 are financial cooperatives (COOPACs) regulated by the SBS but supervised by Federacion de Cooperativas de Ahorro y Credito (FENACREP) (72.4%) and 11 (6.1%) are enrolled in the self-regulation program promoted by Consorcio de Organizaciones Privadas de Promocion al Desarrollo de la Micro y Pequeña Empresa (COPEME).

	Peruvian Microfinance System in 2018
	Number of entities	Assets (Soles in thousands)	Deposits (Soles in thousands)	Loans (Soles in thousands)
Multiple banking	1	12,940,725	8,392,179	9,949,503
Financial firms	11	14,842,067	7,489,881	12,882,276
Municipal savings banks	12	26,727,333	21,265,169	21,367,823
Rural savings banks	6	1,920,784	1,331,271	1,564,537
Edpymes	9	2,487,842	0	2,229,945
Coopacs	131	13,225,790	9,669,192	9,810,988
Others	11	N/A	N/A	N/A
Total	181	72,144,541	48,147,692	57,805,072

According to the SBS, as of December 31, 2018, Mibanco has the largest market share by loans in Peru’s micro and small-company segments regulated by the SBS, with shares of 26.4% and 21.2%, respectively (27.0% and 20.6%, respectively, as of December 31, 2017 and 26.9% and 20.2%, respectively, as of December 31, 2016).

6.2.2	Recent competitive developments

In October 2017, Diviso Grupo Financiero S.A. announced the purchase of 74.06% of shares of EDPYME Alternativa, consolidating a 99.67% ownership of the EDPYME. The acquisition is still subject to approval by the SBS.

The most relevant events for the development of the Peruvian microfinance sector in 2018 were:

•	There were some Peruvian government initiatives to incentivize the granting of credits to small and micro enterprises, such as Fondo Crecer, which was created in September 2018.

•	On July 2018, Peruvian Law No. 30822 (COOPAC Law) was enacted to amend Law No. 26702 to assign responsibility for the regulation and some tasks related to supervision of Peru’s COOPACs to the SBS.

•	Peruvian Law No. 30607, which strengthens the functioning of the Cajas Municipales de Ahorro y Credito (CMACs, which are microfinance institutions) by establishing guidelines for the confirmation of their boards of directors, the authorized services and operations that CMACs can provide, their reinvestment policy, and other topics, were approved.

6.3	Insurance & Pensions

6.3.1	Grupo Pacifico

The Peruvian insurance market, which includes P&C, life and corporate health insurance market, is relatively highly concentrated, comprising only 20 active companies. According to the SBS and Susalud, as of December 31, 2018, four companies (Rimac, Grupo Pacifco, Mapfre and La Positiva) represent a combined 84.2% market share in terms of written premiums, and the leading two companies had a combined market share of 61.2%.

In 2018, Grupo Pacifico was the second-largest insurance company in Peru in terms of written premiums, with a consolidated market share of 29.1% (compared to 28.9% in 2017), according to the SBS and Susalud, and its 13.9% written premium growth from 2017 to 2018, exceeded the Peruvian average growth rate in the same period (12.8%, according to the SBS and Susalud). Grupo Pacifico is also the second-largest insurer in each sector of the Peruvian insurance industry, with the exception of life and health.

Grupo Pacifico has a relatively well-diversified product portfolio, with composition comparable to that of the overall Peruvian insurance industry. In contrast to the Latin-American region, Peru maintains a low insurance penetration level (as of December 31, 2018, region: 3.1%; Peru: 1.7%), and a larger gap compared to other developed countries. With growth of 12.8% in total written premiums from 2017 to 2018, after two preceding years of decrease, the Peruvian insurance industry’s total written premiums were S/15,122 million in 2018.

Market Share by Annual Written Premiums (1)	2016	2017	2018
1. Rimac	33.2%	33.1%	32.1%
2. Grupo Pacifico	27.4%	28.9%	29.1%
3. Mapfre	12.9%	12.8%	12.6%
4. La Positiva	9.8%	9.3%	10.4%
5. Interseguro	5.5%	4.6%	6.2%
6. Protecta	1.0%	1.3%	1.8%
Annual Written Premiums (Soles in millions)	13,230	13,403	15,122

(1) P&C + Life + Corporate Health Insurance Businesses

Source: SBS + Susalud

(i) Life and P&C insurance market

In 2018, total written premiums in the Peruvian life and P&C insurance sectors increased significantly, after a decrease of 4.2% in 2016 and low growth of 0.6% in 2017, according to the SBS. In 2018, written premiums totaled S/12,868.7 million, 13.6% higher than the S/11,327.1 million totals in 2017. Total written premiums in the Peruvian life insurance business grew 17.1% from 2017 to 2018, while its P&C business increased 10.5%. In the same year, Peru’s GDP grew by 4.0% according to the BCRP.

According to SBS, in 2018, Grupo Pacifico’s written premiums in the consolidated life and P&C businesses were 26.4% of the Peruvian market, which was higher than its market share in 2017 (25.9%). Grupo Pacifico’s written premium growth from 2017 to 2018 in these sectors was 15.6%, exceeding Peru’s average growth rate by 13.6%.

(i.i) Life Insurance market

In 2018, written premiums of Peru’s life insurance market were S/6,272.0 million, according to the SBS, which represents an increase of 17.1% from 2017. The increase in premiums was attributable to growth in individual life, credit life, group life, and annuities (in the case of annuities, mainly through a new product, called Renta Privada).

According to the SBS, in 2018, Grupo Pacifico had the largest market share in the Peruvian life insurance market (28.5%), which was higher than its market share of 27.3% in 2017. Grupo Pacifico’s written premiums increased 22.0% from 2017, exceeding Peru’s average growth rate (17.1%). This increase was attributable to growth in annuities (+83.5%), due to the new “Renta Privada” product, individual life (+29.0%) and credit life (+15.7%).

(i.ii) P&C Insurance market

In 2018, the written premiums of Peru’s P&C insurance market were S/6,596.7 million, according to the SBS, which represents an increase of 10.5% from 2017, after year-over year decreases in the preceding two years. The 2018 increase was attributable to growth in medical assistance and commercial lines, with a slower growth in the automobile line.

According to SBS, Grupo Pacifico had the second largest market share in Peru’s P&C sector (24.4%) in 2018, lower than its 24.7% market share in 2017. Grupo Pacifico’s written premiums increased 9.3% from 2017, however, primarily through growth in medical assistance (+12.6%), personal accident (+29.1%), commercial lines (+7.8%), with slower growth in the automobile line (+2.5%).

(i.iii) Corporate Health Insurance and Medical Services market

According to Susalud, in 2018, written premiums in Peru’s health insurance market were S/2,253.4 million, which represented an increase of 8.5% compared to the previous year. Grupo Pacifico had Peru’s largest market share (44.9%) in this market in 2018, unchanged from 2017. This increase was mainly attributable to an increase in regular corporate health insurance.

6.3.2	Prima AFP

The SPP consists of four companies, and Prima AFP is the second largest of the four by funds under management (FuMs). As of December 31, 2018, FuMs in the SPP were S/153.4 billion, according to the SBS, while Prima AFP managed S/47.9 billion. This represented a market share for Prima AFP of 31.2%, a slight decrease compared to its market shares of 31.5% and 31.7% in 2017 and 2016, respectively.

Additionally, the FuMs sourced by voluntary contributions in the SPP were S/2.1 billion as of December 31, 2018, of which S/0.9 billion was managed by Prima AFP, which represented a market share of 45.5% for Prima AFP (compared to its market shares of 47.6% and 48.8% in 2017 and 2016, respectively), according to the SBS.

As of December 31, 2018, the number of affiliates in the SPP was 7 million, of which 2.1 million were Prima AFP customers. According to the SBS, this represented a market share of 30.5%, higher than its market shares of 25.5% and 23.4% in 2017 and 2016, respectively; primarily driven by the Third Pension Tender. For further details about the tender process, see “Item 4. Key Information – 4.B Business Overview - (9) Supervision and regulation – 9.5 Prima AFP”

The average aggregated income of the SPP’s affiliates was S/7.8 billion in 2018, of which S/2.7 billion corresponded to Prima AFP’s affiliates, representing a market share of 34.1%, higher than its market shares of 32.2% and 30.9% in 2017 and 2016, respectively.

According to the SBS, collections in the SPP in 2018 were S/12.7 billion, of which S/4.3 billion was collected by Prima AFP, which had a market share of 34.1%, higher than its market shares of 31.0% and 31.3% in 2017 and 2016.

6.4	Investment Banking and Wealth Management

Our Investment Banking and Wealth Management LoB is organized into four main business units: asset management, capital markets, corporate finance, and wealth management. In addition, we have a regional business support team, an integrated regional sales force, and a centrally managed Treasury Department.

In the asset management business unit, Credicorp Capital’s proprietary funds saw increasing participation by institutional clients and individuals (the latter supported by the development of wealth management teams in Colombia and Chile and an already established team in Peru). Credicorp Capital has the leading market position in mutual funds in Peru, with a market share of 39.5% by total market AuMs, according to the SMV. We are also developing alternative funds in real estate, infrastructure, and private debt at a regional level and offer third-party funds from global asset managers to our clients.

In our capital markets business unit, our brokerage house in Peru held the largest market share there in equities (47% of traded volume) and the second-largest (11% of traded volume) in fixed income in 2018, according to the BVL (excluding over-the-counter trades). Similarly, in 2018 our brokerage company in Colombia held the largest market share there among brokers in equities and the second-largest among brokers in fixed-income intermediation, in terms of traded volume, with 22% and 20% market shares, respectively, according to the Colombia Stock Exchange. In Chile, we held the third-largest market share there in equities (7%) and the largest in fixed income proprietary accounts (15%) in 2018, in terms of traded volume, according to the Santiago Stock Exchange.

Our corporate finance business unit’s teams are recognized mainly in Peru and Chile. Some of this unit’s main businesses are capital markets and lending, in Peru and mergers and acquisitions (M&A) and capital markets in Chile, and it also has a team in Colombia.

Our wealth management business unit held an estimated market share of AuMs of over 30% in Peru as of December 31, 2018, which represents more than 30% of Peru’s total wealth (based on households with net worth over US$1 million), and market shares in Colombia and Chile of less than 2% in both countries, which gives us a big growth potential in those two countries. In this business, Credicorp competes in a regional market led by global banks and financial institutions, especially in the ultra-high-net-worth segment.

Credicorp Capital also offers trust services to its clients in Peru and Colombia. In Peru, we have a strong leadership position in fiduciary and custody services to retail and institutional clients, but further growth is limited by market size. On the other hand, we have a relatively low market share in fiduciary services in Colombia (less than 5% measured by number of trust deeds), according to Asociacion de Fiduciarias de Colombia, which also gives us a big growth potential.

(7)	Peruvian government and economy

Although Credicorp Ltd. is incorporated in Bermuda, most of BCP Stand-alone’s, Prima AFP’s, Mibanco’s, and a significant part of Credicorp Capital’s and Grupo Pacifico’s operations and customers are located in Peru. In addition, although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Therefore, the results of our operations and our financial health could be affected by changes in economic or other policies of the Peruvian government. For further detail, see “Item 3. Key Information – 3.D Risk Factors – (1) Our geographic location exposes us to risk related to Peruvian political, social and economic conditions”.

7.1	Peruvian government

During the past several decades, Peru has had a history of political instability that has included several military coups and multiple government changes. On many occasions, changes in Peru’s government have altered the country’s economic environment, financial system, and agricultural sector, among other components of its infrastructure. For example, in 1987, President Alan Garcia attempted to nationalize the banking system, including BCP Stand-alone. At that time, the major shareholders of BCP Stand-alone sold their controlling interest in BCP Stand-alone to its employees; this action prevented the government from taking control of BCP Stand-alone.

Beginning in 1990, President Alberto Fujimori implemented a series of market-oriented reforms; since that time, despite rhetoric and campaign promises to the contrary, most of these reforms have remained in place.

In 2016, new presidential elections were held, with a first round on April 10, 2016. A second round between candidates Ms. Keiko Fujimori and Mr. Pedro Pablo Kuczynski was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on June 5, 2016, and Pedro Pablo Kuczynski was elected president for the 2016–2021 period with 50.12% of the votes (the diference was 41,438 votes). President Kuczynski, a former Wall Street veteran and World Bank official, was expected to maintain the incumbent economic model. This model included: (i) maintaining the Constitution and respect for the already signed trade agreements, (ii) bolstering private investment, and (iii) reducing the informal economy. Moreover, one of President Kuczynski’s main objectives was for Peru to enter the OECD by 2021. However, President Kuczynski faced a minority in Congress (17 of 130 seats) and political negotiation was a key factor to carry out his political agenda. In October 2016, Peru’s Congress granted, for a period of 90 days, legislative powers to the executive branch relating to (i) economic recovery and formalization, (ii) administrative simplification, (iii) water and sanitation, (iv) fighting corruption, and (v) citizen security. The Executive Branch enacted a total of 112 legislative decrees under this authority.

During President Kuczynski’s abbreviated tenure, political turmoil was a constant factor. President Kuczynski resigned as President, and his first vice president, Martin Vizcarra, took office in March 2018. President Vizcarra’s term runs until July 2021. At President Vizcarra’s request, a nationwide referendum was held on December 9, 2018. This referendum resulted in some changes to Peru’s constitution. The changes include: (i) Congressmen cannot be immediately re-elected under the same designation (Article N° 90), (ii) the establishment of a National Justice Council to replace the previous public organism which designed judges, prosecutors and attorneys at all levels (Articles N° 154, 155 and 156), and (iii) financing of political parties will be further regulated (Article N° 35). However, it is not expected to have a material impact on the Peruvian business environment.

For further detail, see “Item 3. Key Information – 3.D Risk Factors – (1) Our geographic location exposes us to risk related to Peruvian political, social and economic conditions”.

7.2	Peruvian economy

The adoption of market-oriented macroeconomic policies since the early 1990s and a positive outlook for Peru’s economy among international investors has allowed Peru to grow at an average rate of 5.0% since 2000, according to data from the BCRP. In recent years, and as international financial conditions improved following the global financial crisis, growth resumed in most economies, and Peru continued to outperform the global economy, growing 6.0% in 2012 and 5.8% in 2013. In 2014, the economy decelerated and grew 2.4% because of lower international prices for metals, supply-side shocks in the mining, fishing and coffee industries and a contraction of public investment at the subnational level. In 2015, Peru’s economy grew 3.3%, a faster pace compared to 2014 due to growth in the primary sector (6.9% in 2015). In 2016, the economy grew 4.0%, above growth rates for 2015 and 2014, mainly due to the expansion of the mining sector (21.2%) as large mines for copper and other metals near Arequipa, Peru, reached peak capacity and Peruvian copper production grew 40.1%. In 2017, Peru’s GDP grew 2.5% due to the adverse effects of El Nino, the Lava-Jato case and political turmoil associated with President Kuczynski’s administration. In 2018, real GDP grew 4.0%, with a strong contribution from the fishing sector and public investment (both aided by a rebound from the effects of El Nino in 2017) and a 26% year-over-year expansion of mining investment (compared to 18% in 2017). Peru has remained as one of the fastest-growing economies in the Latin American region since 2015, with a GDP growth rates above those of Chile, Colombia, Mexico and Brazil.

Peruvian economic policy

Peruvian economic policy is based on three pillars: trade policy, fiscal policy and monetary policy.

Peru’s has maintained an open trade policy for more than two decades. In 2007, Peru signed an FTA with the United States, that went into effect in 2009, and made permanent the special access to the U.S. market previously granted under the Andean Trade Promotion and Drug Eradication Act (ATPDEA). Exports from Peru to the United States were US$7.9 billion in 2018 (16.2% of Peru’s total exports that year). To date, Peru’s FTA with United States remains intact. Peru remains a net importer from the U.S. In 2018, Peru’s net imports from the United States were US$863 million and Peru’s exports do not represent major competition for the U.S. industrial sector. Peru also signed a trade agreement with China in 2009 that went into effect in 2011. Exports from Peru to China reached US$13.2 billion in 2018 (27.0% of Peru’s total exports that year). In addition, Peru has signed trade agreements with the European Union, Japan, South Korea, Singapore and Thailand, among others. Within Latin America, Peru has trade agreements with Chile, Colombia and Mexico and is a founding member, along with these countries, of the Alliance of the Pacific. Furthermore, Peru signed the TPP, a proposed trade agreement involving twelve Pacific Rim countries that did not go into effect because the President of the United States indicated that the United States would not ratify it. On December 30, 2018, the remaining Pacific Rim countries, including Peru, entered into the Comprehensive and Progressive Agreement for the Trans-Pacific Partnership as a replacement for the TPP.

For further information, see “Item 3. Key Information – 3.D Risk Factors – (11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.”.

In 2018, Peru’s exports increased 8.1% compared to 2017, to US$48.9 billion. Peru’s Imports amounted to US$41.9 billion in 2018, an 8.2% increase from 2017. Nevertheless, Peru’s 2018 trade surplus was US$7.0 billion, the highest total since 2012. As a result, the current account deficit represented 1.5% of Peru’s GDP in 2018, above the level of 2017 (1.2% of GDP).

Peruvian policymakers have also maintained a conservative approach to fiscal policy and government spending. Peru’s debt-to-GDP ratio has fallen from 51.1% in 1999 to 25.7% in 2018 as the government cut its spending and privatized most state-run enterprises. Peru’s fiscal position also benefited from the accumulation of surpluses most years in the 2004 to 2013 period.

In 1999, Peru’s Congress approved the Law of Fiscal Responsibility and Transparency, which includes the following rules: (i) Peru’s fiscal deficit cannot exceed 1% of GDP; (ii) spending related to government consumption cannot grow faster than 4% per year in real terms; and (iii) in years in which general elections take place, government spending in the first seven months of the year shall not exceed 60% of the budget for such year. In 2013, these measures were further refined with the approval of the Law Strengthening Fiscal Responsibility and Transparency, which introduced a structural-guidance approach based on the evolution of structural commodity prices and potential GDP and established that the structural fiscal deficit cannot exceed 1% of GDP. While the 1999 framework helped the country to reduce its debt, the changes introduced in 2013 allow for the implementation of counter-cyclical policy (specifically, when a negative output gap of more than 2% of potential GDP exists, the spending limit can be adjusted by, at most, 0.5% of GDP, and corrective measures should be employed once the output gap falls below 2%) and delineates the responsibilities of national, regional and local governments (with the latter two able to borrow only for investment projects and debt cannot exceed the four-year moving average of annual revenues). Moreover, the changes introduced in 2013 established a public debt ceiling of 30% of Peru’s GDP by fiscal rule. In March 2016, Peru’s Congress approved the bill that establishes the gradual convergence of the structural deficit for 2017 (1.5% of GDP, previously 2.5%) and 2018 (1.0% of GDP, previously 2.0%). These rules, together with low debt levels and fiscal savings of about 15% of GDP, have allowed Peru to not only retain its investment-grade status but also to improve its credit rating, standing at BBB+ for S&P as well as Fitch Ratings and A3 for Moody’s. Peru remains the only MILA country that has not suffered a downgrade or negative outlook revision since commodity prices started to decrease in 2013.

President Kuczynski’s government introduced changes to these fiscal rules with the legislative powers granted by Peru’s Congress to the executive branch. The following changes are among the most notable: (i) the migration from a structural framework to a conventional deficit rule, with an expected trajectory of 2.5% of GDP in 2017, 2.3% in 2018, 2.0% in 2019, 1.5% in 2020 and 1.0% in 2021; (ii) the legal limit to public debt of the non-financial public sector is kept at 30% of GDP, but, exceptionally, a deviation of up to 4 bps in cases of financial volatility (and if other fiscal rules are fulfilled) is allowed; (iii) a limit is established for the real growth of non-financial public spending from the general government, the limit is the upper bound of a 20-year average GDP growth +/- 1bps (the 20-year average includes: the 15 previous years, the estimate for the current year, and forecast for the 4 years ahead); (iv) a limit to the real growth of current spending from the general government, excluding maintenance expenditure, which is the lower bound of the range referred to in item (iii); and (v) simplification of fiscal rules of subnational governments. In light of the El Nino of 2017, the conventional deficit rule referred to in item (i) of the preceding sentence was modified in order to permit the related reconstruction spending assumed by the government. The new expected levels for the conventional fiscal deficit were set to 3.0% of the GDP in 2017, 3.5% in 2018, 2.9% in 2019, 2.0% in 2020 and 1.0% in 2021.

In 2018, Peru’s non-financial public sector reported a deficit equivalent to 2.5% of GDP (compared to 3.1% of GDP in 2017), considerably below the legal limit of 3.5% of GDP. Fiscal revenues represented 19.3% of GDP in 2018 (compared to 18.1% in 2017), leaving behind five years of decline, and increased 11.6% from 2017, the highest increase in 7 years, due to a recovery of domestic demand. In contrast, non-financial spending from the general government stood at 20.4% of GDP (compared to 20.1% in 2017). In particular, public investment by the general government grew 13.3% in 2018, the largest rate of increase since 2012. Peru ended 2018 as the only MILA country with an investment grade that holds a stable outlook from the three main credit rating agencies.

In 2016, relying upon legislative powers granted by Peru’s Congress, the executive branch changed certain tax measures, including as follows: (i) it would have cut Peru’s value-added tax (VAT) from 18% to 17% from July 2017 onwards, provided that government revenues from VAT excluding tax refunds reached 7.2% of GDP by May 2017; (ii) the corporate income tax was set to 29.5%, and the dividend tax was cut from 6.8% to 5% (reverting changes made by the previous administration), while additional deductions to the individual income tax were established in the areas of health, housing spending, and others; and (iii) tax amnesty was implemented to achieve capital repatriation of non-declared income, with a 10% rate for income that is declared and 7% for capital that is repatriated and invested, among other measures. Notably, the condition in item (i) was not met, and the VAT tax rate remains at 18%. The tax amnesty described in item (iii) led to fiscal revenues of S/ 1,007 million during 2017. In 2018, the MEF implemented an increase in the excise tax for specific products such as sugar beverages, alcohol, tobacco and vehicles, among others.

The BCRP, which is officially autonomous and presides over a system of reserve banking, is responsible for monetary policy. The BCRP has had an inflation target of 2.0% (+/-1%) since 2007. The mid-point of this target range, 2.0%, is the lowest in Latin America and reflects the BCRP’s commitment to price stability. The BCRP also has considerable foreign reserves, equivalent to approximately 27% of Peru’s GDP as of year-end 2018, and other mechanisms to provide liquidity to Peru’s domestic financial system. The BCRP also sets regulations for the financial system, including pension funds, in coordination with the SBS. Finally, the currency regime in Peru does not have currency controls or barriers to capital inflows but the BCRP is an important player in the market, selling or buying U.S. dollars in order to soften volatility.

From May 2017 to March 2018, the BCRP lowered its reference rate from 4.25% to 2.75%, which represented a 150 bps reduction in 10 months. The initial monetary stimulus came in a context of high headline inflation, which decreased from 4.00% in March 2017 (mainly affected by El Nino’s effect on food prices) to 1.4% in December 2017 (as the supply-side shock reversed). This trend remained broadly stable in 2018, and headline inflation for the year in Peru was 2.2% (compared to 1.4% in 2017), comfortably within the BCRP’s target range. In general, economic activity grew consistently below its potential in 2017, and remained below its potential in 2018, which gave the BCRP space to apply and maintain monetary stimulus. Moreover, Peru recorded an inflation rate lower than that observed in other countries in the region (Mexico: 4.8%, Brazil: 3.7%, Colombia: 3.2%, Chile: 2.6%). Also, as of December 31, 2018, the Sol was at S/ 3.373 per U.S. Dollar, which represents depreciation of 4.1% from December 31, 2017. With the exception of the Mexican Peso (which remained stable during 2018), the Sol’s depreciation was among the most moderate in the region (compared to the Brazilian Real’s 17.2% decline, the Chilean Peso’s 12.8% decline, and the Colombian Peso’s 9.0% decline). In the fourth quarter of 2018 many financial markets experienced corrections, which, along with a higher perceived global risk aversion, contributed to the exchange rate fluctuating between S/ 3.35 – 3.40 per U.S. Dollar. The BCRP made net purchases of US$184 million during 2018 (compared to US$5.2 billion in 2017, the highest amount since 2012). Most of the FX intervention by the BCRP in 2018 was in the fourth quarter, through the sale of US$1,542 million of currency swaps.

For more information about the BCRP’s economic policies and procedures see “Item 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.7 The BCRP’s monetary and macroprudential policy.”

(8)	The Peruvian financial system

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

8.1	General

Law No. 26702 regulates Peruvian financial and insurance companies. In general, it provides for loan loss reserve standards, brings asset risk weighting in line with Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (Basel Committee) guidelines, empowers the SBS to supervise financial holding companies, and includes specific treatment of a series of recently developed products in the capital markets and derivatives areas.

8.2	The Peruvian Central Bank (BCRP)

The BCRP was established in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The BCRP regulates Peru’s money supply, administers international reserves, issues currency, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru at the IMF and the Latin American Reserve Fund (a financial institution intended to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties).

The highest decision-making authority within the BCRP is its seven-member board of directors. Each director serves a five-year term. Of the seven directors, four are selected by the executive branch and three are selected by the Congress. The Chairman of the BCRP is one of the executive branch nominees but must be approved by Peru’s Congress.

The BCRP’s board of directors develops and oversees monetary policy, establishes reserve requirements for entities within the financial system, and approves guidelines for the management of international reserves. All entities within the financial system are required to comply with the decisions of the BCRP.

8.3	The Superintendency of banks, insurance and pension funds (SBS)

The SBS, whose authority and activities are discussed in ““Item 4.B Business Overview – (9) Supervision and Regulation” is the regulatory authority in charge of implementing and enforcing Law No. 26702 and, more generally, supervising and regulating all financial, insurance and pension fund institutions in Peru.

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

Under Peruvian law, financial institutions are classified as banks, finance companies, other non-banking institutions, specialized companies or investment banks. BCP Stand-alone is classified as a bank.

8.4.1	Banks

A bank is defined by Law No. 26702 as an enterprise whose principal business consists of (i) receiving money from the public, whether by deposits or by any other form of contract, and (ii) using such money (together with the bank’s own capital and funds obtained from other sources) to grant loans or discount documents, or in operations that are subject to market risks.

Banks are permitted to carry out various types of financial operations, including the following:

(i)	receiving demand deposits, time deposits, savings deposits and deposits in trust;

(ii)	granting direct loans;

(iii)	discounting or advancing funds against bills of exchange, promissory notes and other credit instruments;

(iv)	granting mortgage loans and accepting bills of exchange in connection with the mortgage loans;

(v)	granting conditional and unconditional guaranties;

(vi)	issuing, confirming, receiving and discounting letters of credit;

(vii)	acquiring and discounting certificates of deposit, warehouse receipts, bills of exchange and invoices of commercial transactions;

(viii)	performing credit operations with local and foreign banks, as well as making deposits in those institutions;

(ix)	issuing and placing local currency and foreign currency bonds, as well as promissory notes and negotiable certificates of deposits;

(x)	issuing certificates in foreign currency and entering into foreign exchange transactions;

(xi)	purchasing banks and non-Peruvian institutions that conduct financial intermediation or securities exchange transactions in order to maintain an international presence;

(xii)	purchasing, holding and selling gold and silver, as well as stocks and bonds listed on one of the Peruvian stock exchanges and issued by companies incorporated in Peru;

(xiii)	acting as financial agent for investments in Peru for external parties;

(xiv)	purchasing, holding and selling instruments evidencing public debt, whether internal or external, as well as obligations of the BCRP;

(xv)	making collections, payments and transfers of funds;

(xvi)	receiving securities and other assets in trust and leasing safety deposit boxes; and

(xvii)	issuing and administering credit cards and accepting and performing trust functions.

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

Peruvian branches of foreign banks enjoy the same rights and are subject to the same obligations as Peruvian banks. Multinational banks, with operations in various countries, may perform the same activities as Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in local Peruvian markets, multinational banks must maintain capital in Peru of at least the minimum amount that is required for Peruvian banks.

8.4.2	Finance companies

Under Law No. 26702, finance companies are authorized to carry out the same operations as banks, with the exception of (i) issuing loans as overdrafts in checking accounts and (ii) participating in derivative operations. These operations can be carried out by finance companies only if they fulfill the requirements stated by the SBS.

8.4.3	Other financial institutions

The Peruvian financial system has a number of less significant entities that may provide credit, accept deposits or otherwise act as financial intermediaries on a limited basis. Leasing companies specialize in financial leasing operations where goods are leased over the term of the contract and in which one party has the option of purchasing the goods at a predetermined price. Savings and loans associations or cooperatives may accept certain types of savings deposits and provide other similar financial services.

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

Law No. 26702 and Law No. 29946 are the main laws governing insurance companies and insurance in Peru. The SBS is the government agency charged with the supervision and regulation of all insurance companies. The incorporation of an insurance company requires prior authorization of the SBS. The Peruvian insurance industry comprised 20 companies as of December 31, 2018.

(9)	Supervision and regulation

9.1	Credicorp

Currently, there are no applicable regulations under Bermuda Law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. Recent regulation has been enacted in Bermuda, as stated in section “ITEM 3. KEY INFORMATION - 3. D Risk Factors - (17) Bermuda’s continued presence on a list of non-cooperative jurisdictions published by the European Union could adversely affect our financial condition or results of operations.”

Furthermore, because our activities are conducted primarily through our subsidiaries in Peru, the Cayman Islands, Bolivia, Chile, Colombia and Panama, a summary of the main regulations governing our businesses is set forth below.

Our common shares are listed on the New York Stock Exchange (NYSE). We are therefore subject to regulation by the NYSE and the SEC as a “foreign private issuer”. We also must comply with the Sarbanes-Oxley Act of 2002.

We are subject to certain requirements set forth by Law No. 26702, as well as certain banking resolutions issued by the Peruvian banking regulator, SBS, including SBS Resolution No. 11823-2010, which was enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates”. Resolution No. 11823-2010 was partially amended by Resolution No. 2945-2013, which was enacted in May 2013. These regulations affect us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

Since our common shares are listed on the BVL in addition to the New York Stock Exchange, we are subject to certain reporting requirements to the SMV, the Peruvian securities market regulator, and the BVL. See “Item 9. The Offer and Listing – 9.C Markets – (1) The Lima Stock Exchange – 1.2 Market Regulation”.

9.2	BCP Stand-alone and Mibanco

9.2.1	Overview

BCP Stand-alone’s and Mibanco’s operations are regulated by Peruvian law. The regulations governing operations in the Peruvian financial sector are stated in Law No. 26702. The SBS periodically issues resolutions under Law No. 26702. See “Item 4. Information on the Company – 4.B Business Overview – (8) The Peruvian Financial System”. The SBS supervises and regulates entities that Law No. 26702 classifies as financial institutions. These entities include commercial banks, finance companies, small business finance companies, savings and loan corporations, financial services companies such as trust companies and investment banks, and insurance companies. Financial institutions must obtain the SBS’s authorization before beginning operations.

BCP Stand-alone’s and Mibanco’s operations are supervised and regulated by the SBS and the BCRP. Those who violate Law No. 26702 and its underlying regulations may be subject to administrative sanctions and criminal penalties. Additionally, the SBS and the BCRP have the authority to issue fines to financial institutions and their directors and officers if they violate the laws or regulations of Peru, or their own institutions’ Bye-laws.

The SMV is the Peruvian government institution in charge of: (i) promoting the securities market, (ii) making sure fair competition takes place in the securities markets, (iii) supervising the management of businesses that trade in the securities markets, and (iv) regulating their activities and accounting practices. BCP Stand-alone and Mibanco must inform SMV of significant events that affect its business and is required to provide financial statements to it and the BVL each quarter. Both institutions are also regulated by SMV when it conducts operations in the local Peruvian securities market.

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

Peru’s Constitution and Law No. 26702 (which contains the statutory charter of the SBS) grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms, which are regulated by SMV), insurance and reinsurance companies, companies that receive deposits from the general public, AFPs and other similar entities as defined by Law No. 26702. The SBS is also responsible for supervising the BCRP to ensure that it abides by its statutory charter and Bye-laws.

The SBS has administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the BCRP, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to holding companies that are not banks, such as us); (iv) reviewing the Bye-laws and amendments of Bye-laws of these companies; (v) issuing criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the bank’s Risk Assessment Center, to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). The SBS is also responsible for setting criteria for the establishment of financial or mixed conglomerates in Peru and for supervising these entities. As a result, in addition to its supervision of BCP Stand-alone and Mibanco, the SBS also supervises Credicorp Ltd. because Credicorp Ltd. is a financial conglomerate conducting the majority of its operations in Peru.

9.2.3	Management of operational risk

SBS Resolution No. 37-2008, which sets forth the guidelines for enterprise risk management (ERM), and 2116-2009 collectively established guidelines for operational risk management by banks. Under these resolutions, operational risk management is defined broadly to include those risk resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people and systems, or from adverse external events. The resolutions also establish responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to manage risks involved in the performance and continuity of their operations and services adequately in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures. Banks also are required to develop an information security model to guarantee physical and logical information integrity, confidentiality and availability.

On April 1, 2018, SBS Resolution No. 37-2008 was replaced by SBS Resolution No. 272-2017. Regarding Risk management, the new regulation has introduced the following modifications:

(i)            risk management must also consider the macroeconomic environment that affects the markets in which the company operates;

(ii)           the following new types of risk are incorporated in the regulation: (a) money laundering and terrorist financing risk, defined as the possibility of the company being used for money laundering and terrorist financing purposes; and (b) reinsurance risk, defined as the possibility of losses caused by the insufficiency of reinsurance coverage contracted by the assigning insurance company; and

(iii)          the definition of liquidity risk has been modified. It is now understood as the possibility of losses due to anticipated or forced sale of assets at unusual discounts in order for the company to meet its obligations, as well as not being able to close open positions or cover positions in sufficient quantity. Before this modification, it was understood as the possibility of losses caused by the failure to comply with the financing requirements and the application of funds arising from the mismatches of cash flows requirements).

In addition, the new regulation provides that companies must incorporate a centralized unit or units specialized in specific risks management. Under the previous regulation this was optional. The SBS may require the companies to create specialized risks units if considered necessary. Under the previous regulation, if the company did not have a specialized risks unit, it was understood that these functions had been assigned to the CEO. With the new regulation such provision has been eliminated.

Companies must submit the annual risks report to the SBS within 90 days as from the end of each year.

Credicorp, following these SBS requirements, as well as the guidelines issued by the Basel Committee on Banking Supervision, and the advice of international consultants, has appointed a specialized team responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers and the Board of Directors.

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, critical suppliers, critical information assets, technological components, new products and significant changes to our services, and channels. To support the operational risk management process, we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze and report operational risk losses, using advanced models for operational risk capital allocation. We also have monitoring and reporting procedures that are designed to monitor Key Risk Indicators (KRI) and other performance metrics.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while training our operational units to mitigate risks directly.

Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting as of December 31, 2018. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting using the COSO 2013 Internal Control Framework.

9.2.4	Capital adequacy requirements for BCP Stand-alone and Mibanco

Capital adequacy requirements applicable to us are set forth in Law No. 26702 and Legislative Decree 1028. Legislative Decree 1028 was aimed at adapting Law No. 26702 to the capital guidelines and standards established by the second Basel Committee Accord (Basel II). Capital adequacy requirements are also included in Peruvian GAAP guidelines. Pursuant to Basel II guidelines, financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks.

On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the methodologies and the implementation schedule of additional capital requirements consistent with certain aspects of Basel III, which is a comprehensive set of reform measures and guidelines, followed by the SBS, to strengthen the regulation, supervision and risk management of the banking sector. The additional capital requirements include requirements to cover concentration, excessive interest rate risk in the banking book and systemically important risk. Additionally, pro-cyclical capital requirements were established. These additional requirements were fully implemented in July 2016.

Article 184 of Law No. 26702, as amended by Legislative Decree 1028, provides that regulatory capital may be used to cover credit risk, market risk and operational risk. Regulatory capital is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

Basic Capital: Basic Capital or Tier 1 capital comprises:

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

(iii)	unrealized gains and retained earnings in subsidiaries.

Items deducted from Tier 1 capital include:

(a)	current and past years’ unrealized losses;

(b)	deficits of loan loss provisions; banks must deduct the difference between total expected loss and eligible provisions in case internal models are used to estimate credit capital requirements.

(c)	goodwill resulting from corporate reorganizations or acquisitions; and

(d)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (iii) of Tier 1 capital net of deductions (a), (b) and (c) from “Basic Capital” listed above.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	voluntary reserves that may be reduced without prior consent from the SBS;

(ii)	the eligible portion of redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;

(iii)	for banks using the Standardized Approach Method (SAM), the generic loan loss provision up to 1.25% of credit risk-weighted assets; or, alternatively, for banks using the IRB Method, the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to Article 189 of Law No. 26702); and

(iv)	half of the amount referred to in “Deductions” below.

Tier 3 capital is comprised of redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk, as referred to in Article 233 of Law No. 26702.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;

(ii)	all investments in shares and subordinated debt issued by an affiliate with which the bank consolidates its financial statements, including its holding company and such subsidiaries referred to in Articles 34 and 224 of Law No. 26702;

(iii)	the amount in which an investment in shares issued by a company with which the bank does not consolidate its financial statements and which is not part of the bank’s negotiable portfolio exceeds 15% of the bank’s regulatory capital;

(iv)	the aggregate amount of all investments in shares issued by companies with which the bank does not consolidate its financial statements and which are not part of the bank’s negotiable portfolio exceeds 60% of the regulatory capital;

(v)	when applicable, the amount resulting from the formula prescribed in Article 189 of Law No. 26702; and

(vi)	unrealized gains and retained earnings in subsidiaries.

For the purposes herein, “regulatory capital” excludes the amounts referred to in (iii), (iv) and (v) of the components of “Supplementary Capital” listed above.

Article 185 of Law No. 26702 also provides that the following limits apply when calculating regulatory capital:

(i)	the aggregate amount of supplementary capital must not exceed the aggregate amount of basic capital;

(ii)	the amount of redeemable Tier 2 subordinated instruments must be limited to 50% of the amount resulting from the sum of Tier 1 elements net of deductions (a), (b), and (c) from “Basic Capital” listed above;

(iii)	the amount of Tier 3 capital must be limited to 250% of the amount resulting from the sum of Tier 1 elements net of deductions (a), (b), and (c) from “Basic Capital” listed above in the amounts assigned to cover market risk.

SBS Resolution No. 8548-2012, adopted in 2012, modified the regulatory capital requirements for credit risk weighted assets in SBS Resolution No. 14354-2009 and established a schedule for implementing the modifications.

As of December 31, 2018, BCP Stand-alone’s regulatory capital was 14.17% of its unconsolidated risk-weighted assets. As of December 31, 2017 and December 31, 2016, BCP Stand-alone’s regulatory capital was 15.05% and 15.35% of its unconsolidated risk-weighted assets, respectively.

In November 2013, BCP Stand-alone’s board of directors decided to track a Basel III ratio known as Common Equity Tier 1 (CET1). CET1 comprises:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock);

(ii)	legal and other capital reserves;

(iii)	accumulated earnings;

(iv)	unrealized profits (losses);

(v)	deficits of loan loss provisions;

(vi)	intangibles;

(vii)	net deferred taxes that rely on future profitability;

(viii)	goodwill resulting from corporate reorganizations or acquisitions; and

(ix)	100% of the amount referred to in “Deductions” above.

As of December 31, 2018, BCP Stand-alone’s CET1 ratio was 11.55% of its unconsolidated risk-weighted assets, above the 11.00% limit that BCP Stand-alone recently targeted for itself. This limit was raised in October 2018 by BCP Stand-alone’s Risk Committee and is part of BCP Stand-alone’s risk appetite framework. BCP Stand-alone’s CET1 ratio is estimated based on BCP Stand-alone’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru.

Capital management

On February 24, 2016, SBS issued Resolution 975 -2016 - “Subordinated Debt Regulation”, which aims to improve the quality of banks’ total regulatory capital and align Peruvian regulation towards Basel III, by modifying:

•	The characteristics that subordinated debt must meet to be considered in the calculation of total regulatory capital; and

•	The calculation of risk-weighted assets

Under this regulation, subordinated debt issued prior to the regulation that does not meet the new requirements, may be recognized as total regulatory capital, according to the following:

•	Tier 1 subordinated debt: as of January 2017, and for ten (10) years following, Tier 1 subordinated debt is subject to a 10% discount. However, the amount not computable as Tier 1 regulatory capital may be computed as a Tier 2 instrument, if it has a residual maturity equal to or greater than fifteen (15) years.

•	As of December 31, 2018, BCP Stand-alone’s Tier 1 subordinated debt (issued in 2009) totals S/675 million, and matures in 2069. Thus, as of January 2019, the amount to be discounted from Tier 1 regulatory capital is now eligible in Tier 2 regulatory capital.

•	Tier 2 subordinated debt: during the five (5) years prior to maturity, the principal balance will be discounted by 20%. In the year prior to its maturity the tier 2 subordinated debt will not be considered in the calculation of Tier 2. This treatment is similar to that stipulated in the current regulation. As a result, there will be no impact in Tier 2 subordinated debt computed in December 2018.

In addition, the SBS Resolution also includes changes to the calculation of risk-weighted assets of the following accounting items:

•	Intangibles (excluding goodwill);

•	Deferred tax assets (DTAs) that are originated by operating losses; and

DTAs that are associated with temporary differences and that exceed the threshold of 10% of the “adjusted total capital”. In each case, DTAs are to be net of deferred income tax liabilities.

These assets will experience a gradual increase in their risk weights (until they reach a maximum of 1000% in 2026) to replicate the deductions established by Basel III. The risk-weighted assets calculated based on these risk weights will be used exclusively for calculating the Basel III ratios.

Furthermore, the new regulation requires the calculation of a new solvency ratio: Adjusted total capital on adjusted total risk-weighted assets. This methodology is similar to that which is used to calculate the CET1 ratio under Basel III. As a result, the accounting items mentioned above are deducted from the numerator of the new solvency ratio, and the calculation of risk-weighted assets (the denominator) does not consider these deductions. As of December 31, 2018, BCP Stand-alone’s CET1 ratio was 11.55%. This ratio will not change because it is already calculated using an adjusted total risk weight.

SBS Resolution 4280-2018, adopted in October 2018, modified the risk weight applied to intangibles (excluding goodwill) to speed up the increase in this risk weight towards 1000%, with the purpose of closing the regulatory gap with Basel III guidelines, which clearly require intangibles to be fully deducted from core capital measurements.

Finally, for transparency purposes and to demonstrate the calculation of the CET1 ratio, Credicorp will periodically publish BCP Stand-alone’s adjusted total risk-weighted assets.

Regulatory capital information for BCP Stand-alone and Mibanco as of December 31, 2016, 2017 and 2018

BCP Stand-alone Regulatory Capital and Capital Adequacy Ratios
Soles in Millions	2016	2017	2018
Capital stock	7,066	7,933	8,770
Legal and other capital reserves	3,582	3,885	4,184
Accumulated earnings with capitalization agreement	-	-	-
Loan loss reserves (1)	1,181	1,235	1,307
Perpetual subordinated debt	839	729	675
Subordinated debt	4,520	3,978	4,224
Unrealized gain (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net profit	-1,514	-1,588	-1,795
Unrealized profit and net profit in subsidiaries	306	347	435
Goodwill	-122	-122	-122
Total regulatory capital	15,859	16,398	17,679

Tier 1 (2)	10,761	11,805	12,827
Tier 2 (3) + Tier 3 (4)	5,098	4,593	4,852

Total risk-weighted assets	103,350	108,950	124,798
Credit risk-weighted assets	94,496	98,800	114,006
Market risk-weighted assets (5)	746	1,391	1,761
Operational risk-weighted assets	8,109	8,759	9,031

Capital ratios
Tier 1 ratio (6)	10.41%	10.84%	10.28%
Common Equity Tier 1 ratio (7)	11.08%	11.83%	11.55%
BIS ratio (8)	15.35%	15.05%	14.17%
Risk-weighted assets / Regulatory capital (9)	6.52	6.64	7.06

(1) Up to 1.25% of total risk-weighted assets.
(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net profit in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net profit in subsidiaries - Goodwill).
(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net profit in subsidiaries) - (0.5 x Investment in subsidiaries).
(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5) It includes capital requirement to cover price and rate risk.
(6) Tier 1 / Risk-weighted assets
(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.
Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).
(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).
(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014).

Mibanco - Regulatory Capital and Capital Adequacy Ratios
Soles in Millions	2016	2017	2018
Total regulatory capital	1,461	1,453	1,491
Tier 1 (1)	1,054	1,085	1,122
Tier 2 (3)	407	368	370
Total risk-weighted assets	9,404	9,516	10,394
Credit risk-weighted assets	8,895	8,934	9,708
Market risk-weighted assets (3)	98	60	76
Operational risk-weighted assets	410	522	610

Capital ratios
Tier 1 ratio (4)	11.21%	11.41%	10.79%
CET 1 ratio (5)	14.46%	14.92%	15.52%
BIS ratio (6)	15.54%	15.27%	14.35%
Risk-weighted assets / Regulatory capital (7)	6.43	6.55	6.97

(1) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net profit in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net profit in subsidiaries - Goodwill).
(2) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net profit in subsidiaries) - (0.5 x Investment in subsidiaries).
(3) It includes capital requirement to cover price and rate risk.
(4) Tier 1 / Risk-weighted assets

(5) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets – (RWA intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1 + RWA Deferred tax assets generated as a result of past losses).

(6) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)
(7) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

9.2.5	Legal reserve requirements

In accordance with Peruvian regulation -article 67 of Law No. 26702- a reserve of up to at least 35% of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10% of their net profit. In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net profit. As of December 31, 2018, 2017, and 2016, these reserves amounted to approximately S/5,179.0 million, S/4,480.3 million and S/3,987.5 million, respectively.

9.2.6	Provisions for loan losses

Until December 31, 2017, Credicorp’s allowance model complied with the IAS 39 requirements to estimate provisions for loan losses for Wholesale Banking and Retail Banking. Depending on the portfolio analyzed, the methodologies took into consideration collateral recovery projections, outstanding debt and qualitative aspects that reinforced the estimate.

That methodology included three estimation scenarios: base, upper threshold and lower threshold. These scenarios were generated by modifying some assumptions, such as collateral recovery values and adverse effects due to changes in the political and economic environments. The process to select the best estimate within the range was based on management’s best judgment, complemented by historical loss experience.

Since January 1, 2018, Credicorp’s methodology has been modified to comply with the new requirements introduced by the IFRS 9 impairment model, which is based on expected credit losses and differs significantly from the IAS 39 approach, which was based on incurred credit losses. In accordance with IFRS9 standard, all the financial assets classified or designated as amortized cost, debt instruments classified as investments at fair value through other comprehensive income and indirect loans that are presented in off-balance accounts, are subject to impairment evaluation.

Measurement of the IFRS9 expected loss

The measurement of the expected credit losses is mainly based on the product of three parameters: probability of default (PD), loss given default (LGD), and exposure at default (EAD); discounted at the reporting date using the effective interest rate. The estimation of the IFRS9 parameters not only considers past due information, but also all relevant credit information, including actual conditions and expected macroeconomic effects in three scenarios (base, optimistic and pessimistic).

Following, the definition of the parameters:

-	Probability of Default (PD): this is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools. Where the definition of default used in IFRS9 is consistent with the one used for internal credit risk management purposes, as:

•	In case of the retail products, clients are in default if in a specific moment have 60 or more days past due, except for mortgage that is from 120 days. Also, if they have operations in one of the following situations: refinanced, restructured, in pre-judicial, judicial or write off.

•	In the wholesale banking, clients are in default when they pass to Wholesale Collections area or they have an internal classification of deficient with recurrence, doubtful or loss. Also, if they have operations in refinanced, restructured, in pre-judicial, judicial or write off situation; or if they have significant qualitative signs of impairment.

-	Loss Given Default (LGD): Is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of the guarantees (for example: Deposits or they equivalent, commodity warrants, immovables properties, ships, machinery and equipment, among others. LGD also considers all the costs incurred during the recovery process.

In IFRS9 it’s also taken into account the internal policy of write-offs, where the subsidiaries of Credicorp do not have reasonable expectations of recovering the financial asset in its entirety or a portion thereof. It’s important to mentioned that when the group write off a position, it adjust the LGD to 100% to add the allowance necessary to reach the required level.

-	Exposure at Default (EAD): Is a measurement which estimates the exposure at the time of the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

-	Stage 1: Financial assets whose credit risk has not increased significantly since its initial recognition, a reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity less than 12 month, a probability of default corresponding to the remaining term until maturity is used.

-	Stage 2: Financial assets that have presented a significant increase in credit risk in the reporting date compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

The definition used of “significant increase in credit risk” on the reporting date compared with the origination date, considers the following criteria:

•	If an account has more than 30 days in arrears.

•	Risk thresholds have been established based on the internal models and based on relative difference thresholds (by portfolio and risk level) in which the instrument was originated. Less risky PD assets have a broad threshold to move in without migrating to stage 2, in comparison to risky PD assets where a small increase of their PD can make them migrate to stage 2.

•	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.

•	Additionally, alignment criteria are applied with clients that have more than 20% of their position in stage 2. All the rest of their assets in stage 1 get automatically classified in stage

-	Stage 3: Financial assets classified as defaults, which have with objective evidence of impairment on the reporting date, a provision for these assets reflects the expected credit losses during the residual life of the assets. Alignment criteria are also applied to be considered in this stage.

The fundamental difference in the measurement of the expected loss between stage 1 and stage 2 is the PD horizon. The estimates for stage 1 financial assets use a 12-month horizon, while those situated in stage 2 use an expected loss calculated based on the remaining term of the asset and considers the effect of the significant increase in credit risk. Finally, stage 3 estimates of the expected loss are based on the best estimate, according to the situation of the collection process of each asset.

Credicorp’s expected credit losses is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic; that are based on macroeconomic projections provided by the internal team of Economic Studies and approved by Senior Management. In each scenario, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), inflation rate, exchange rate, among others.

The following table provides a comparison between the reported expected credit loss for Credicorp’s loans portfolio and the expected credit loss under three scenarios: base, optimistic and pessimistic.

At December 31,2018 (Soles in thousands)	Optimistic Scenario	Base Case Scenario	Pessimistic Scenario	Reported ECL under IFRS9
Total Loans	5,218,142	5,308,346	5,422,882	5,314,340

For further information about the IFRS9 measurement of the expected credit loss, see Note 3(i) to the Consolidated Financial Statements.

For historical data regarding our loan loss reserves, see “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.12 Allocation of Loan Loss Reserves”.

9.2.7	The BCRP’s monetary and macroprudential policy

The BCRP periodically revises its reference interest rate in accordance with its monetary policy objectives. Once a month the board of directors of the BCRP approves and announces the monetary program through a press release. The following chart summarizes the reference interest rate changes in 2016, 2017 and 2018:

Changes in BCRP's reference interest rate (2016-2018)
Month	Rate
January 2016	4.00%
February 2016	4.25%
May 2017	4.00%
July 2017	3.75%
September 2017	3.50%
November 2017	3.25%
January 2018	3.00%
March 2018	2.75%

The tightening of the BCRP’s monetary policy up to February 2016 intended to anchor inflation expectations within the target range, which ranges from 1% to 3%, in the context of 4.40% inflation in December 2015. Thereafter, the BCRP’s monetary policy rate remained at 4.25% for over a year amid the expectation that inflation would lower towards the target range. Data in this Section 9.2.7 was collected from the BCRP.

Headline inflation in Peru reached 4.0% again in March 2017 due to El Nino’s effect on food prices. However, as the supply-side shock reversed, inflation was 1.4% in 2017 (it reached a minimum of 0.4% in March 2018) and then accelerated to 2.2% in 2018, comfortably within the target range. Moreover, economic activity grew consistently below its potential during 2017, and has remained below its potential during 2018, which gave the BCRP space to apply and maintain monetary stimulus.

Under Law No. 26702, banks and financial institutions are required to maintain legal reserve requirements for certain obligations. The BCRP requires financial institutions to maintain marginal reserve requirements for foreign currency obligations and sets the exact level and method of calculation of that requirement. The reserve requirements in Peru apply to obligations such as demand and time deposits, savings accounts, securities, certain bonds and funds administered by banks. Additionally, the BCRP requires reserves on amounts due to foreign banks and other foreign financial institutions. Since January 2011, obligations of foreign subsidiaries and affiliates also have been subject to the reserve requirement.

For 2015, the BCRP set the minimum level of reserves for banks at 6.5% for local currency and 9.0% for foreign currency. However, the BCRP also establishes a marginal reserve requirement of 70.0% in foreign currency for funds that exceed a certain level set by the BCRP. Foreign currency cannot be used to comply with reserve requirements for liabilities in domestic currency, and vice versa. The BCRP oversees compliance with the reserve requirements.

In 2017, the BCRP lowered the local currency reserve requirement rate (from 6.5% in December 2016 to 5.0% in April 2017) and lowered the foreign currency marginal reserve requirement rate (from 70% in December 2016 to 40% in December 2017). In 2018 the BCRP continued to lower the marginal reserve requirements from 40% in December 2017 to 35% in July 2018. According to the BCRP, this reduction in rates aims to maintain flexible credit conditions considering decreasing demands for loans and increasing external rates. By December 2018, Peruvian commercial banks’ average effective reserve requirement ratio for foreign currency was 35.6%.

In addition to overall changes in reserve requirements, in 2016 the BCRP increased the minimum level for current account deposits that Peruvian banks must keep at the BCRP as reserve funds, from 0.75% at the close of 2015 to 1.00% by March 2016, where it has remained since.

In order to offset the excessive pressure of the derivatives market on the domestic currency, the BCRP has adjusted additional reserve requirements in Soles according to FX derivatives market conditions. Moreover, after significant depreciation of the Sol against the U.S. dollar in 2014 (6.8%) and 2015 (14.6%) the BCRP established a program (De-dollarization Program) aimed at contributing to the de-dollarization of credit to reduce the risks of currency depreciation associated with borrowing in U.S. dollars.

For further information, see “Item 3. Key Information – 3.D Risk Factors – (11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.”

By December 31, 2018, BCP Stand-alone achieved the BCRP’s total loans in U.S. dollars target, with total loans in U.S. dollars at 76.1% of BCP Stand-alone’s September 2013 level, but did not meet its car and mortgage loans target, with car and mortgage loans in foreign currency at 51.1% of BCP Stand-alone’s February 2013 level. Pursuant to the BCRP’s rule, we reserved US$27 million as an additional U.S. dollar reserve in connection with the car and mortgage loans target.

Additionally, in order to reduce the pressures on the Dollar/Sol exchange rate, at the end of August 2015, the BCRP established a new instrument called special repo, which consists of the simultaneous sale of a resettable certificate of deposit (CDR) by the BCRP and a securities repo operation in which financial institutions use the CDR as collateral to lend Soles to the BCRP. Consequently, the instrument does not provide additional liquidity to financial institutions. As a result of this operation, private banks receive domestic currency generating a liability and maintains an asset equivalent to the CDR that is left as collateral at the BCRP. As a result of these measures, Peru’s loan dollarization ratio stood at 28.2% as of December 31, 2018, compared to 29.3% in December 2017 and 29.1% in December 2016.

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

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The credit limit for any Peruvian borrower is 10% of a bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law No. 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2018, 2017 and 2016, the 10.0% unconsolidated credit limit per borrower of BCP Stand-alone for unsecured loans was S/1,767.9 million, S/1,639.8 million and S/1,585.9 million, respectively. As of December 31, 2018, 2017 and 2016 the 30.0% credit limit for secured loans was S/5,303.7 million, S/4,919.5 million and S/4,757.7 million, respectively.

Pursuant to Article 52 of the organic law of the BCRP, in certain circumstances, the BCRP has the authority to establish limits on interest rates charged by commercial banks and other financial institutions. Such limits are not currently in place; however, there can be no assurance that the BCRP will not establish such limits on interest rates in the future.

9.2.9	Related party transactions

Law No. 26702 regulates transactions between financial institutions on the one hand and related parties and or affiliates on the other. The SBS and the SMV have also enacted regulations that define indirect ownership, related parties and economic groups, in order to limit transactions with related parties and affiliates. These regulations also provide standards for the supervision of financial and mixed conglomerates formed by financial institutions.

The total amount of loans to directors, employees or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital. All loans made to any single director or employee borrower, considering his/her close relatives, may not exceed 0.35% of regulatory capital (i.e., 5% of the overall 7% limit).

Pursuant to Law No. 26702, as amended by Law No. 27102, the aggregate amount of loans to related party borrowers considered to be part of an economic group (as defined above) may not exceed 30% of a bank’s regulatory capital. For purposes of this test, related party borrowers include (i) any person holding, directly or indirectly, 4% or more of a bank’s shares, (ii) directors, (iii) certain principal executive officers of a bank, and (iv) people affiliated with the administrators of the bank. Loans to individual related party borrowers are also subject to the limits on lending to a single borrower described under “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation – 9.2.8 Lending Activities”. All loans to related parties must be made on terms no more favorable than the best terms that BCP Stand-alone or Mibanco offers to the public.

9.2.10	Ownership restrictions

Law No. 26702 establishes certain restrictions on the ownership of a bank’s shares. Banks must have a minimum of two shareholders. Among other restrictions, those convicted of drug trafficking, money laundering, terrorism or other felonies, and those who are directors, employees or advisors of public entities that regulate and supervise the activities of banks, are subject to ownership limitations. All transfers of shares in a bank must be recorded at the SBS. Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock require prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders, directors or employees, in the case of juridical persons) are legally disabled or have engaged in illegal activity in the area of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency, among other reasons. The decision of the SBS on such matters is final and cannot be overturned by the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser shall be fined with an amount equivalent to the value of the transferred shares and is obligated to sell the shares within 30 days, or the fine is doubled. In addition, the purchaser is not allowed to exercise its voting rights at the shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals under the limitations described above.

Finally, under Peruvian law, individuals or corporations that acquire, directly or indirectly, 1% of the capital stock of a bank in a period of 12 months, or acquire a 3% or more share participation, have the obligation to provide the information that the SBS may require to identify such individuals’ or corporations’ main economic activities and assets structure.

9.2.11	Risk rating

Law No. 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. As of September 2018, Equilibrium Clasificadora de Riesgo and Apoyo y Asociados Internacionales rating agencies affirmed their “A+” and “A” risk categories for BCP Stand-alone and Mibanco, respectively. As of December 2018, BCP Stand-alone and Mibanco maintained the risk categories of “A+” and “A”, respectively.

9.2.12	Deposit insurance fund

Law No. 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depositos (Deposit Insurance Fund or Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45%, which is applicable to banks in the highest risk category. BCP Stand-alone and Mibanco are currently classified in the lowest risk category. The maximum amount (defined on a monthly basis) that a customer is entitled to recover from the Fund is S/100,864 as of December 31, 2018 and S/99,949 from the period starting in March 2019 until May 2019.

9.2.13	Intervention by the SBS

Pursuant to Law No. 26702, as amended by Law No. 27102, the SBS has the authority to seize the operations and assets of a bank. These laws provide for three levels of action by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken if certain events occur, including if the bank: (i) interrupts payments on its liabilities, (ii) repeatedly fails to comply with the regulations of the SBS or the BCRP, (iii) repeatedly violates the law or the provisions of the bank’s Bye-laws, (iv) repeatedly manages its operations in an unauthorized or unsound manner or (v) has its regulatory capital fall or be reduced by more than 50%.

During the intervention regime, rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on the bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which the bank must adhere to a financial restructuring plan.

The SBS intervention regime stops a bank’s operations for up to 45 days, which may be extended for an additional 45 days. During this time, the SBS may institute measures such as: (i) canceling losses by reducing reserves, capital and subordinated debt, (ii) segregating certain assets and liabilities for transfer to another financial institution and (iii) merging the intervened bank with an acquiring institution according to the program established by Urgent Decree No. 108-2000, enacted in November 2000. After the intervention, the SBS will liquidate the bank unless it is merged with an acquiring institution, as described in clause (iii) above.

9.2.14	Regulation from the United States Federal Reserve and from the State of Florida Department of Banking and Finance

Banco de Credito del Peru Miami Agency (BCP Miami Agency) is licensed to operate as an international bank agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The Office of Financial Regulation of the State of Florida shares regulatory responsibility with the Federal Reserve Bank of Atlanta.

9.2.15	Regulation from the Superintendency of Banks in Panama

BCP Panama is a branch of BCP Stand-alone that is registered in the Republic of Panama. It began operating in June 2002 under an international license issued by the Panamanian Superintendence of Banks, in accordance with Law Decree No. 9 of February 26, 1998, as amended. BCP Panama is subject to an inspection made by auditors and inspectors of the Panamanian Superintendence of Banks, to determine, among other things, its compliance with the Decree Law No. 2 of February 22, 2008 and No. 23 of April 27, 2015, the Law on the Prevention of Money Laundering, Terrorism Financing and Financing of Proliferation of Weapons of Mass Destruction.

9.3	BCP Bolivia

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

Pursuant to Supreme Decree 29894, in May 2009 the ASFI was vested with the authority to regulate the Bolivian banking system. The ASFI also supervises brokerage and mutual fund management activities that Credicorp Ltd. conducts through BCP Bolivia’s affiliates, Credibolsa and Credifondo. These affiliates operate under the Securities Markets Law No. 1834, enacted on March 31, 1998. Additionally, the BCB regulates financial intermediation and deposit activities, determines monetary and foreign exchange policy, and establishes reserve requirements on deposits.

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

In December 2015, the additional income tax was elevated to 22%, which was applied to all financial institutions with a ratio of earnings before taxes to equity in excess of 6%. In February 2017, the government stated its intention to increase the additional income tax to 25%; as of the date of this Annual Report, there has been no official regulation on the proposed increase.

In 2013, Presidential Decree 1842 set interest rate caps for social housing loans ranging from 5.5% to 6.5% and established loan quotas pursuant to which, by December 31, 2018, at least 60% of the loan portfolio of all universal banks needs to comprise loans to productive sectors and social housing loans.

In 2014, the Bolivian government, through Presidential Decree 2137, provided for the creation of a guarantee fund for new mortgages without down payment. This fund, which is aimed at providing guarantees of up to 20% of the amount financed, was established in 2015 through an additional obligatory 6% tax on 2014 net profit.

In November 2015, Presidential Decree 2614 established the creation of a new guarantee fund aimed at guaranteeing loans to productive sectors. The fund was established in 2016 through an additional obligatory 6% tax on 2015 net profit. In December 2016, Presidential Decree 3036 established an additional obligatory 6% tax on 2016 net profit, half of which will be destined to replenish the guarantee fund for social housing established in 2015, while the other half will be destined for a new fund whose objective is to fund seed capital. In January 2018, Presidential Decree 3459 established an additional obligatory 6% tax on 2017 net profit for the creation of a seed capital fund.

9.4	Grupo Pacifico

9.4.1	Overview

Grupo Pacifico’s operations are regulated by Law No. 26702 and the SBS. Peruvian insurance companies must submit regular reports to the SBS concerning their operations. In addition, the SBS conducts on-site reviews on an annual basis, primarily to evaluate compliance with solvency margin, reserve and investment requirements and rules governing the recognition of premium income. If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements, or is unable to pay claims as they become due, it may either liquidate the company or permit it to merge with another insurance company.

On May 27, 2013, a new Peruvian insurance law, Insurance Act No. 29946, became effective. Act No. 29946 governs all insurance contracts, except for those that are expressly governed by other regulations. It substantially changes how insurance policies are offered by insurance companies, regulates the information provided by the insured, and includes changes to termination and arbitration clauses included in insurance contracts. Act No. 29946 also provides a list of terms and conditions that cannot be included in any insurance contract and ensures that any changes in the contract can only be made if 45 days’ notice is given to the policyholder prior to renewal of the policy. Other measures include restrictions on the duration and renewal of contracts, consumer protection rules, and regulations governing how to address non-payment of premium installments required under insurance contracts.

In September 2013, the SBS initiated reforms to the SPP, by establishing a tender process for the exclusive right to manage the SPP’s collective insurance policy for disability and survivorship (D&S) and burial expenses. Tender offers for the collective insurance contract were submitted on September 13, 2013, and the winning bidder obtained the right to manage the SPP’s collective insurance policies from October 1, 2013 until December 31, 2014. The bid submitted by Pacifico was not selected, and as a result Pacifico not issue insurance policies in the SPP for D&S and burial expenses from October 2013 through December 2014. However, in December 2014, Pacifico won the tender process and was able to issue policies for D&S and burial expenses in the SPP system, from January 2015 to December 2016. In 2017, Pacifico Vida won the third tender process, which allows the company to continue in the D&S business for 2017 and 2018. Finally, Pacifico has won the latest D&S tender process, which allows it to continue in the D&S business from January 1, 2019 to December 31, 2020.

Under Peruvian law, insurance companies may engage in certain credit risk operations, such as guarantees, bonds, and trusteeships, but are prohibited from offering other banking services, operating mutual funds, or offering portfolio management services. In addition, insurance companies may not conduct brokerage operations for third parties.

Peruvian insurance companies are also prohibited by an SBS resolution (Resolution SBS No. 3930-2017) from having an ownership interest in other insurance or reinsurance companies of the same class unless such risks are offset by insurance companies acting as subsidiaries and that risk is withdrawn from the principal insurance company’s activities; or in private pension funds.

9.4.2	Establishment of insurance company

Insurance companies must be authorized by the SBS to commence operations. Peruvian law establishes certain minimum capital requirements for insurance and reinsurance companies, which must be satisfied by cash investments in the company. As of December 31, 2018, the statutory capital of Pacifico Seguros is S/1,121 milliions.

9.4.3	Solvency requirements

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

Grupo Pacifico regulatory ratios Soles in thousands	2016	2017	2018
(A) Capital Adequacy	1,462,807	1,462,936	1,511,443
(B) Regulatory Capital Requirement	964,462	913,427	1,019,984
(B.1) Solvency I Required capital	712,247	676,741	755,804
(B.2) Security Fund	249,118	236,687	264,180
(B.3) Credit risk	0	0	0
(B.4) Other Capital Requirement	3,097	0	0
(C) Leverage	495,770	592,397	594,110
Surplus 1 = (A) - (B)	498,345	549,509	491,460
Ratio (A)/(B)	1.5	1.6	1.5
Surplus 1 = (A) - (C)	967,037	870,539	917,334
Ratio (A)/(C)	3.0	2.5	2.5

9.4.4	Legal reserve requirements

Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policyholders by setting aside 10% of income before taxes until the reserve reaches at least 35% of paid-in capital.

9.4.5	Reserve requirements

Pursuant to Law No. 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. Law No. 26702 also requires insurance companies to create a reserve for incurred but not reported (IBNR) claims that are reflected as a liability, in our Consolidated Financial Statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to our Consolidated Financial Statements. Finally, Grupo Pacifico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See “Item 5. Operating and Financial Review and Prospects – 5.A Operating results – (4) Lines of Business – 4.3 Insurance & Pensions – (i) Grupo Pacifico”.

According to a new regulation regarding actuarial management, Resolution SBS No. 3863-2016, the actuarial function must (i) ensure the use of real and adequate parameters in both pricing and technical reserves calculation and (ii) guarantee the consistency of the results obtained. Likewise, based on the sufficiency evaluation analysis, actuarial management must propose changes in the methodologies applied in the calculation of technical or additional reserves.

9.4.6	Investment requirements

Pursuant to Law No. 26702 and a regulation issued by the SBS (Resolution SBS No 1041-2016), the total amount of an insurance company’s solvency equity and technical reserves must be permanently supported by diversified assets, which may not be pledged or otherwise encumbered. The investment regulations further state that deposits in and bonds of one financial institution together cannot exceed 7% of the total of an insurer’s solvency equity and technical reserves combined. In general, no more than 15% of an insurance company’s combined solvency equity and technical reserves may be invested in instruments (including stocks and bonds) issued by a company or group of companies. In order for an insurance company to invest in non-Peruvian securities, the securities must be rated by an internationally recognized credit rating company and the asset class must be authorized by Peruvian SBS regulations. Securities owned by insurance companies must be registered in the Public Registry of Securities of Peru or the comparable registry of their respective country.

9.4.7	Related party transactions

Law No. 26702 provides that insurance companies may not extend credit to or guarantee the obligations of employees or members of the board of directors, except for certain home mortgage loans to employees.

9.4.8	Ownership restrictions

Law No. 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “Item 4. Information on the Company – 4.B Business overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.1 Overview”.

9.5	Prima AFP

Prima AFP’s operations are regulated by the Unified Text of the Private System for the Administration of Funds Act, approved by Supreme Decree No. 054-97-EF and modified by the Law No 29903 in force since August 2013. Operations are under supervision of the SBS and the SMV. AFPs must submit reports related to the administration of pension funds and their operations to the SBS, the SMV, and affiliates. Additionally, AFPs must submit audited financial information according to the SBS regulations.

Under Peruvian legislation, AFPs must only have one business activity: managing pension funds through individual capitalization accounts, sourced by mandatory and/ or voluntary contributions. AFPs must also provide benefits for retirement, disability, and survivorship and finance funeral expenses.

SBS authorization is required for an AFP to begin operations. Peruvian law requires a minimum capital requirement, paid in cash by shareholders. There are certain limitations on the ownership and transfer of AFP shares. Additionally, Peruvian law requires that companies maintain a legal reserve funded with 10% of their net profit, until the reserve reaches the equivalent of 20% of their share capital.

The SBS has set investment limits, which restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits differ according to the fund’s risk profile. The general limits are:

•	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;
•	The total amount invested in instruments issued or guaranteed by the BCRP cannot exceed 30% of the fund value;
•	The total amount invested in instruments issued or guaranteed by the Peruvian State and the BCRP overall cannot exceed 40% of the fund value; and
•	The total amount invested in instruments issued by governments, financial institutions, and non-financial institutions whose commercial activities are mostly abroad cannot exceed 50% of the fund value as of the end of 2018.

The SBS requires that AFPs ensure a minimum yield. Part of the guarantee is the obligatory reserve requirement, which is paid with resources belonging to the AFPs. The amount depends on the assets in the portfolio, but it is approximately 1% of the AFP’s FuMs.

Reform of the SPP in 2012

In 2012, the Peruvian government passed a law to reform the SPP (SPP Reform Law). The relevant changes contemplated in this reform were the following:

•	Tender processes held every 24 months were incorporated, in which the AFP that offers the lowest administration fee wins the tender. As a result, workers who enter the SPP for the first time become members of the tender holder and remain in it for at least 24 months. It should be noted that a prior 8-month tender procedure was won by Prima AFP.

The following table shows SPP tender processes held to date and their winners:

No.	Date Held	Period	Winner
-	September 2012	October 2012 – May 2013	Prima AFP
1st	December 2012	June 2013 – May 2015	AFP Habitat
2nd	December 2014	June 2015 – May 2017	AFP Habitat
3rd	December 2016	June 2017 – May 2019	Prima AFP
4th	December 2018	June 2019 – May 2021	AFP Integra

•	Tender processes to manage the SPP’s collective insurance policy for disability, survivor and burial expenses were also introduced. These insurance lines are managed by the insurance company that wins the tender, for both new and existing affiliates.

•	A mixed-commission scheme was incorporated and included two administration fees: the first charged on the affiliates’ monthly salary, and the second charged on the client’s pension fund sourced by contributions from 2013 onwards. In 2013, affiliates had to choose between the new scheme and the prior scheme, in which a fee was charged on the affiliates’ monthly salary. On the other hand, the mixed-commission scheme is mandatory for new affiliates since 2013.

•	A Fund Type Zero (Capital Protection Fund) was created by each AFP and became effective in April 2016. This fund focuses on low-risk assets to ensure stable yields and is mandatory for affiliates over the age of 65 (retirement age).

Changes to Private Pension System in 2014

In 2014, new local and foreign investment regulations made the SPP’s registration process for new investment securities more flexible. Under the new regulations, AFPs can make non-complex investments in bonds, shares and mutual funds without authorization from the SBS. Additionally, AFPs can use derivative instruments without authorization from the SBS under certain restrictions, such as specific limits regarding each type of fund. These changes were expected to improve the management and risk-return profiles of our portfolios while providing flexibility and additional opportunities to execute transactions in these securities and instruments.

Changes to Private Pension System in 2015

In 2015, the SPP Reform Law continued to be implemented, mainly through the publication of the SBS Resolution No. 3233-2015, which introduced changes to the treatment of the regulatory requirements of both local and foreign investments in order to generate greater flexibility in both direct and indirect investments. The main changes were related to the minimum requirements to be met by structured products, bonds for infrastructure projects, and participation fees of mutual and investment funds, as well as repurchase agreements and securities lending.

SBS Resolution No. 5540-2015 was also published in 2015 and regulates the new Fund Type Zero, which is mandatory for participants from the age of 65 and up who opt for a statutory retirement pension. The Fund Type Zero invests only in short-term instruments and debt securities and became effective on April 1, 2016.

Changes to Private Pension System in 2016

In April 2016, Peruvian Law No. 30425 (further modified by Law No. 30478) was passed and came into force in Peru. Among the most relevant changes, the law allows affiliates to: (i) withdraw up to 95.5% of their pension funds when they reach the age of 65 (retirement age); (ii) use up to 25% of their pension funds as the initial payment or amortization of a mortgage loan used to buy a first house (any beneficiary); and (iii) withdraw up to 50% of their pension funds in case of affiliates with terminal illness.

The new law also extended the Special Regime of Early Retirement (REJA by its Spanish initials) until December 31, 2018, for affiliates who had been unemployed for at least 12 months, and applies to men and women who are at least 55 and 50 years old respectively, and pensioners who chose the retirement program. In 2016, the withdrawal of funds in Prima AFP was approximately S/2,238 million.

Changes to Private Pension System in 2017

In 2017, BCRP raised the foreign investment limit for pension funds to encourage AFPs to diversify their investments. The limit increased from 42% to 45% on July 17, 2017 and to 46% on August 17, 2017. This maximum had been gradually raised from 36.5% in 2013.

In July 2017, a procedure related to the affiliates’ contributions wrongly transferred by local and regional governments to the National Pension System was approved. This procedure requires that authorities schedule the transfer of these contributions to AFPs.

In January 2017, the MEF established the Social Protection Committee (CPS), which, in November 2017, presented a report including proposals on pension system reforms, health financing and unemployment insurance.

In 2017, the withdrawals of funds in Prima AFP was approximately S/ 2,156 million.

Changes to Private Pension System in 2018

Between February and September 2018, the BCRP raised the foreign investment limit for pension funds at a rate of 0.5 percentage points per month until it reached the 50% limit set by the SBS.

In 2018, the withdrawals of funds in Prima AFP was approximately S/ 2,992 million.

9.6	Credicorp Capital

9.6.1	Credicorp Capital Securities, Inc. (CCSI)

CCSI is a broker-dealer registered with FINRA and with the SEC. CCSI is owned by Credicorp Capital Limited, which is wholly owned by Credicorp. Headquartered in Coral Gables, Florida, CCSI provides brokerage services through a clearing agreement with Pershing, LLC. There are currently five registered principals at CCSI, all of whom are Series 7 and Series 24 licensed. At the trading desk, all registered representatives maintain their Series 7 and Series 63 licenses. We also have one Series 27 licensed representative (our Financial and Operations Principal).

9.6.2	Credicorp Capital Peru, S.A.A.

Credicorp Capital Peru falls under the supervision of the SMV, a specialized technical body attached to the MEF, aimed to ensure the protection of investors and the efficiency and transparency of the markets, as well as the diffusion of the information required for such purposes. The SMV enjoys functional, administrative, economic, technical, and budgetary autonomy. The Securities Market Law (Legislative Decree No. 861), as amended, governs the public offering and trading of securities listed on the SMV and the BVL. The latter institution, as the only stock exchange in Peru, also provides internal regulations that form part of the regulations and administrative rulings that govern the offering and trading of securities.

9.6.3	Credicorp Capital Colombia S.A.

Credicorp Capital Colombia falls under the supervision of the Superintendencia Financiera de Colombia, an entity whose main function is to oversee the financial sectors. Although it has an important role in monitoring and surveillance, it also has certain regulatory powers that permit it to issue laws and decrees. Separately, the AMV supervises and regulates the conduct of securities intermediaries, as well as the certification of those who carry out such activities. The AMV is a private entity and is the product of a self-regulatory scheme established after the termination of Law 964 of 2005.

9.6.4	Credicorp Capital Chile S.A.

Credicorp Capital Chile is supervised directly by the Comision del Mercado Financiero (CMF). The CMF ensures that persons or supervised institutions, from formation until liquidation, comply with laws, regulations, statutes, and other provisions governing the functioning of these markets. The CMF also authorizes companies to manage mutual funds (Mutual Fund Administrators and General Fund Management or AFM and AGF, respectively, by their Spanish initials) and oversees such companies and their respective funds to ensure compliance with laws and regulations by monitoring their legal, financial and accounting information

In Chile, there are laws, regulations, and rules that govern the various sectors of the stock market. One such law is the Chilean Securities Market Law, which governs the functioning of the Chilean market and the laws related to corporations, management of third-party funds (investment funds, mutual funds, pension funds and others), and deposit and custody of securities.

9.7	Atlantic Security Bank (ASB)

9.7.1	General

ASB, a subsidiary of ASHC, is a Cayman Islands bank with a branch in Panama. ASB is regulated and supervised by the regulatory authorities of the Cayman Islands (Cayman Island Monetary Authority) while its Panama branch is regulated by the Superintendency of Banks of Panama (SBP by the initials for its Spanish name, Superintendencia de Bancos de Panama). On November 22, 2017, ASB acquired Correval Panama, S.A., a brokerage company in Panama with operations in the local and international markets. This subsidiary is regulated by the Superintendency of the Securities Market of Panama (SMVP by the initials for its Spanish name, Superintendencia de Mercado de Valores de Panama).

ASB is registered as an exempt company and is licensed in the Cayman Islands pursuant to the Banks and Trust Companies Law (Cayman Banking Law). ASB holds an unrestricted Category B Banking and Trust License, as well as a Mutual Fund Administrator License. As a holder of a Category B License, ASB may not take deposits from any person residing in the Cayman Islands other than another licensee, an exempt company, or an ordinary non-resident company which is not carrying on business in the Cayman Islands.

ASB may not invest in any asset which represents a claim on any person residing in the Cayman Islands, except a claim resulting from: (i) a loan to an exempt or an ordinary non-resident company not carrying on business in the Cayman Islands; (ii) a loan by way of mortgage to a member of its staff or to a person possessing or being deemed to possess Caymanian status under the immigration law, for the purchase or construction of a residence in the Cayman Islands to be owner-occupied; (iii) a transaction with another licensee; or (iv) the purchase of bonds or other securities issued by the government of the Cayman Islands, a body incorporated by statute, or a company in which the government is the sole or majority beneficial owner. In addition, ASB may not, without the written approval of the Cayman Islands Monetary Authority (Authority), carry on any business in the Cayman Islands other than business permitted by the Category B License.

There are no ratio or liquidity requirements under the Cayman Banking Law, but the Authority expects observance of prudent banking practices. As a matter of general practice, the ratio of liabilities to capital and surplus should not exceed 40-to-1 and the ratio of risk-weighted assets to capital and surplus should not exceed 8.33-to-1 (approximately 12%). There is a statutory minimum net worth requirement of US$500,000 (approximately S/1,686,500), but the Authority generally requires a bank or trust company to maintain a higher paid-in capital appropriate to its business. The Authority requires compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices although, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Compliance with the Cayman Banking Law is monitored by the Authority.

9.7.2	Continuing requirements

Under the law of the Cayman Islands, ASB is subject to the following continuing requirements: (i) to remain in good standing under the Cayman Islands Companies Law, including the filing of annual and other returns and the payment of annual fees; (ii) to file with the Registrar of Companies any change in the information or documents required to be provided and to pay annual fees; (iii) to file certain prescribed forms with the Authority on a quarterly basis; (iv) to file with the Authority audited accounts within three months of each financial year (in the case of a locally incorporated bank which is not part of a substantial international banking group, a senior officer or board member discusses these accounts each year at a meeting with the Authority); and (v) to file an annual questionnaire.

ASB must receive prior approval from the Authority (i) for any proposed change in the directors or senior officers, though in exceptional cases a waiver can be obtained enabling changes to be reported after the event or annually in the case of a branch of a substantial international bank; (ii) for the issue, transfer or other disposal of shares (it is rare for a waiver to be granted with respect to shares except in the case of a branch of a substantial international bank and where the shares are widely held and publicly traded); (iii) for any significant change in the business plan filed on the original license application; or (iv) to open a subsidiary, branch, agency, or representative office outside the Cayman Islands. Finally, ASB must obtain the prior approval of the Authority to change its name and must notify the Authority of any change in its principal office or its authorized agent in the Cayman Islands.

ASB has a registered branch in Panama (ASB Panama Branch), which holds an International Banking License issued by the SBP. This license allows institutions to carry out banking operations with effects outside of the jurisdiction from a permanent establishment in the Republic of Panama. SBP acts as the main regulator for ASB Panama Branch, although supervision activities are closely coordinated with CIMA as regulator for the Head Office in the Cayman Islands.

Correval Panama S.A. is a wholly owned subsidiary of ASB, incorporated in Panama. Correval Panama S.A. holds a Securities Broker license issued by the Superintendence of the Securities Market that enables the entity to act as securities broker, manager and custodian. Correval Panama S.A. is required to comply with regulations pertaining to corporate governance; minimum working capital and liquidity requirements to meet obligations with customers and vendors; adequate accounting practices and recordkeeping; provision of regulatory reports; adherence to confidentiality standards, code of ethics and prevention of conflict of interest and adequate anti-money laundering and terrorism finance laundering controls, policies, and programs, among others.

(10)	Selected statistical information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results” and the Consolidated Financial Statements (and the notes that accompany the Consolidated Financial Statements). The statistical information and discussion and analysis given below for the years 2014 through 2018 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2014, 2015, 2016, 2017 and 2018 and our results of operations for such years.

10.1	Average statements of financial position and income from interest-earning assets

The tables below set forth selected statistical information based on our average statements of financial position prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily U.S. Dollars) rather than by the domestic or international nature of the balance. For the years 2018, 2017 and 2016 the average balances are computed as the average of period-beginning and period-ending balances on a monthly basis. Any of these month-end balances that were denominated in U.S. Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management believes that the stated averages are representative of our operations, and that it would be too costly to produce daily averages using daily book balances in IFRS, but does not believe that the stated averages present trends in a materially different manner from those that would be presented by daily averages.

Average Statements of Financial Position

Assets, interest earned and average interest rates

	Year ended December 31,
	2016			2017			2018
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
ASSETS:	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	(Soles in thousands, except percentages)
Interest-earning assets:
Deposits in BCRP
Soles	182,411	8,694	4.77%	450,352	12,299	2.73%	152,306	3,603	2.37%
Foreign Currency	11,460,028	13,964	0.12	11,794,540	37,146	0.31	12,587,920	100,296	0.80
Total	11,642,439	22,658	0.19	12,244,892	49,445	0.40	12,740,226	103,899	0.82
Deposits in other Banks
Soles	91,219	9,256	10.15	136,359	7,576	5.56	348,152	11,544	3.32
Foreign Currency	15,060,698	16,712	0.11	12,084,168	31,338	0.26	7,154,138	43,938	0.61
Total	15,151,917	25,968	0.17	12,220,527	38,914	0.32	7,502,290	55,482	0.74
Investment securities
Soles	14,472,747	702,910	4.86	20,331,681	904,881	4.45	20,630,689	830,958	4.03
Foreign Currency	12,510,462	402,128	3.21	11,379,424	394,964	3.47	12,710,524	421,841	3.32
Total	26,983,209	1,105,038	4.10	31,711,105	1,299,845	4.10	33,341,213	1,252,799	3.76
Total loans (1)
Soles	56,027,984	7,128,293	12.72	56,005,287	7,498,053	13.39	61,525,068	7,772,611	12.63
Foreign Currency	36,942,460	2,351,574	6.37	39,379,438	2,048,401	5.20	42,514,346	2,268,486	5.34
Total	92,970,444	9,479,867	10.20	95,384,725	9,546,454	10.01	104,039,414	10,041,097	9.65
Total dividend-earning assets
Soles	739,555	43,798	5.92	735,850	32,207	4.38	657,736	11,578	1.76
Foreign Currency	744,223	8,033	1.08	418,714	20,699	4.94	161,226	12,812	7.95
Total	1,483,778	51,831	3.49	1,154,564	52,906	4.58	818,962	24,390	2.98
Total interest-earning assets
Soles	71,513,916	7,892,951	11.04	77,659,529	8,455,016	10.89	83,313,951	8,630,294	10.36
Foreign Currency	76,717,871	2,792,411	3.64	75,056,284	2,532,548	3.37	75,128,154	2,847,373	3.79
Total	148,231,787	10,685,362	7.21	152,715,813	10,987,564	7.19	158,442,105	11,477,667	7.24
Noninterest-earning assets:
Cash and due from banks
Soles	2,127,988			2,335,051			2,583,630
Foreign Currency	1,658,451			2,034,910			2,818,460
Total	3,786,439			4,369,961			5,402,090
Allowance for direct loan losses
Soles	(2,764,531)			(3,102,394)			(3,744,935)
Foreign Currency	(1,285,636)			(1,226,409)			(1,143,984)
Total	(4,050,167)			(4,328,803)			(4,888,919)
Premises and equipment
Soles	975,150			997,885			872,780
Foreign Currency	625,937			661,952			729,061
Total	1,601,087			1,659,837			1,601,841
Other non-interest-earning assets, derivatives and other interest income
Soles	4,508,824	78,745		3,780,241	35,652		4,314,519	25,471
Foreign Currency	5,096,607	8,948		5,255,753	7,467		6,205,714	19,496
Total	9,605,431	87,693		9,035,994	43,119		10,520,233	44,967
Total non-interest-earning assets
Soles	4,847,431	78,745		4,010,783	35,652		4,025,994	25,471
Foreign Currency	6,095,359	8,948		6,726,206	7,467		8,609,251	19,496
Total	10,942,790	87,693		10,736,989	43,119		12,635,245	44,967
Total average assets
Soles	76,361,347	7,971,696	10.44	81,670,312	8,490,668	10.40	87,339,945	8,655,765	9.91
Foreign Currency	82,813,230	2,801,359	3.38	81,782,490	2,540,015	3.11	83,737,405	2,866,869	3.42
Total	159,174,577	10,773,055	6.77	163,452,802	11,030,683	6.75	171,077,350	11,522,634	6.74

(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

Average Statements of Financial Position

Liabilities, Interest Paid and Average Interest Rates

	Year ended December 31,
	2016			2017			2018
LIABILITIES	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate
	(Soles in thousands, except percentages)
Interest-bearing liabilities:
Savings deposits
Soles (1)	12,283,090	70,108	0.57%	13,341,548	77,061	0.58%	15,732,389	94,017	0.60%
Foreign Currency (1)	13,382,283	41,090	0.31	13,326,600	45,150	0.34	14,606,975	61,082	0.42
Total	25,665,373	111,198	0.43	26,668,148	122,211	0.46	30,339,364	155,099	0.51
Time deposits
Soles (1)	15,910,352	718,632	4.52	16,987,973	709,245	4.17	18,860,241	697,297	3.70
Foreign Currency (1)	18,383,326	283,663	1.54	19,388,313	311,797	1.61	19,619,139	378,298	1.93
Total	34,293,678	1,002,295	2.92	36,376,286	1,021,042	2.81	38,479,380	1,075,595	2.80
Due to banks and correspondents and payables from repurchase agreements
Soles	14,768,243	642,869	4.35	13,190,091	570,066	4.32	9,307,160	383,127	4.12
Foreign Currency	5,492,583	179,645	3.27	7,262,974	193,370	2.66	8,583,916	239,874	2.79
Total	20,260,826	822,514	4.06	20,453,065	763,436	3.73	17,891,076	623,001	3.48
Bonds
Soles	2,376,839	171,783	7.23	2,985,873	184,383	6.18	3,731,852	213,532	5.72
Foreign Currency	13,416,720	633,568	4.72	12,692,444	650,872	5.13	11,619,518	697,474	6.00
Total	15,793,559	805,351	5.10	15,678,317	835,255	5.33	15,351,370	911,006	5.93
Total interest-bearing liabilities
Soles	45,338,524	1,603,392	3.54	46,505,485	1,540,755	3.31	47,631,642	1,387,973	2.91
Foreign Currency	50,674,912	1,137,966	2.25	52,670,331	1,201,189	2.28	54,429,548	1,376,728	2.53
Total	96,013,436	2,741,358	2.86	99,175,816	2,741,944	2.76	102,061,190	2,764,701	2.71
Non-interest-bearing liabilities and equity:
Demand deposits (2)
Soles (1)	9,211,357	35,396	0.38	10,657,824	76,069	0.71	12,369,427	55,216	0.45%
Foreign Currency (1)	20,006,321	34,219	0.17	18,533,473	41,343	0.22	18,353,988	56,300	0.31
Total	29,217,678	69,615	0.24	29,191,297	117,412	0.40	30,723,415	111,516	0.36
Other liabilities, derivatives and other interest expenses
Soles	6,205,882	(666)		6,589,644	21,384		7,839,399	12,029
Foreign Currency	9,233,420	104,407		7,250,235	78,456		7,708,343	145,283
Total	15,439,302	103,741		13,839,879	99,840		15,547,742	157,312
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	17,963,624			20,781,728			22,302,712
Total	17,963,624			20,781,728			22,302,712
Non-controlling interest
Soles
Foreign Currency	540,537			464,082			442,291
Total	540,537			464,082			442,291
Total non-interest-bearing liabilities and equity
Soles	15,417,239	34,730		17,247,468	97,453		20,208,826	67,245
Foreign Currency	47,743,902	138,626		47,029,518	119,799		48,807,334	201,583
Total	63,161,141	173,356		64,276,986	217,252		69,016,160	268,828
Total average liabilities and equity
Soles	60,755,763	1,638,122	2.70	63,752,953	1,638,208	2.57	67,840,468	1,455,218	2.15
Foreign Currency	98,418,814	1,276,592	1.30	99,699,849	1,320,988	1.32	103,236,882	1,578,311	1.53
Total	159,174,577	2,914,714	1.83	163,452,802	2,959,196	1.81	171,077,350	3,033,529	1.77

(1)	Includes the amount paid - for the deposit insurance fund.

(2)	Our policy does not consider the payment of interests for demand deposits; however, in exceptional circumstances the group pays interest on certain demand deposits of corporate clients that exceed certain amounts. These payments are not considered material

10.1.1	Changes in net interest, similar income and expense: volume and rate analysis

The table below sets forth the net effect on annual variation in interest income and interest expense of increases and decreases due to changes in volume and rate. Volume and rate variations have been calculated based on variations in average balances over the period and changes in average rates on interest-earning assets and interest-bearing liabilities from one period to the other. The net changes in “Interest and similar income” and “Interest and similar expense” attributable to both changes in functional currency (Sol) and changes in foreign currency also are presented in the table:

	2017/2016			2018/2017
	Increase/(Decrease) due to changes in:			Increase/(Decrease due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(Soles in thousands)
Interest and similar income:
Interest-earning deposits in BCRP
Soles	10,044	(6,439)	3,605	(7,595)	(1,101)	(8,696)
Foreign Currency	731	22,451	23,182	4,410	58,740	63,150
Total	10,775	16,012	26,787	(3,185)	57,639	54,454
Deposits in other banks
Soles	3,544	(5,224)	(1,680)	9,395	(5,427)	3,968
Foreign Currency	(5,511)	20,137	14,626	(21,532)	34,132	12,600
Total	(1,967)	14,913	12,946	(12,137)	28,705	16,568
Investment securities
Soles	272,657	(70,686)	201,971	12,676	(86,599)	(73,923)
Foreign Currency	(37,806)	30,642	(7,164)	45,189	(18,312)	26,877
Total	234,851	(40,044)	194,807	57,865	(104,911)	(47,046)
Total loans (1)
Soles	(2,963)	372,723	369,760	718,161	(443,603)	274,558
Foreign Currency	140,945	(444,118)	(303,173)	165,171	54,914	220,085
Total	137,982	(71,395)	66,587	883,332	(388,689)	494,643
Total dividend-earning assets
Soles	(191)	(11,400)	(11,591)	(2,397)	(18,232)	(20,629)
Foreign Currency	(9,802)	22,468	12,666	(16,595)	8,708	(7,887)
Total	(9,993)	11,068	1,075	(18,992)	(9,524)	(28,516)
Total interest-earning assets
Soles	673,689	(111,624)	562,065	600,671	(425,393)	175,278
Foreign Currency	(58,272)	(201,591)	(259,863)	2,574	312,251	314,825
Total	615,417	(313,215)	302,202	603,245	(113,142)	490,103
Interest and similar expense:
Demand deposits
Soles	7,941	32,732	40,673	9,928	(30,782)	(20,854)
Foreign Currency	(2,902)	10,026	7,124	(475)	15,432	14,957
Total	5,039	42,758	47,797	9,453	(15,350)	(5,897)
Savings deposits
Soles	6,077	875	6,952	14,049	2,908	16,957
Foreign Currency	(180)	4,240	4,060	4,846	11,086	15,932
Total	5,897	5,115	11,012	18,895	13,994	32,889
Time deposits
Soles	46,832	(56,219)	(9,387)	73,694	(85,642)	(11,948)
Foreign Currency	15,835	12,299	28,134	4,081	62,420	66,501
Total	62,667	(43,920)	18,747	77,775	(23,222)	54,553
Due to banks and correspondents and issued bonds
Soles	(68,452)	(4,351)	(72,803)	(163,829)	(23,110)	(186,939)
Foreign Currency	52,519	(38,794)	13,725	36,041	10,463	46,504
Total	(15,933)	(43,145)	(59,078)	(127,788)	(12,647)	(140,435)
Bonds
Soles	40,813	(28,213)	12,600	44,375	(15,226)	29,149
Foreign Currency	(35,672)	52,976	17,304	(59,712)	106,314	46,602
Total	5,141	24,763	29,904	(15,337)	91,088	75,751
Total interest-bearing liabilities
Soles	39,966	(102,603)	(62,637)	35,063	(187,845)	(152,781)
Foreign Currency	45,158	18,065	63,223	42,309	133,231	175,539
Total	85,124	(84,538)	586	77,372	(54,614)	22,758

(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

10.1.2	Average interest-earning assets, net interest margin and yield spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2016	2017	2018
	(Soles in thousands, except percentages)
Average interest-earning assets
Soles	71,513,916	77,659,529	83,313,951
Foreign Currency	76,717,871	75,056,284	75,128,154
Total	148,231,787	152,715,813	158,442,105
Net interest income from interest-earning assets
Soles	6,289,559	6,914,261	7,242,321
Foreign Currency	1,654,445	1,331,359	1,470,645
Total (1)	7,944,004	8,245,620	8,712,966
Gross yield (2)
Soles	11.04%	10.89%	10.36%
Foreign Currency	3.64%	3.37%	3.79%
Weighted-average rate	7.21%	7.19%	7.24%
Net interest margin (3)
Soles	8.79%	8.90%	8.69%
Foreign Currency	2.16%	1.77%	1.96%
Weighted-average rate	5.36%	5.40%	5.50%
Yield spread (4)
Soles	7.50%	7.57%	7.44%
Foreign Currency	1.39%	1.09%	1.26%
Weighted-average rate	4.35%	4.43%	4.54%

(1)	Net interest income includes the interest earned on total interest-earning assets and interest paid on total interest-bearing liabilities, as shown in section “ - 10.1 Average Statements of Financial Position and income from interest-earning assets”.
(2)	Gross yield is interest income divided by average interest-earning assets.
(3)	Net interest margin represents “Net interest income from interest-earning assets” divided by “Average interest-earning assets”, both computed on a monthly basis.
(4)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

10.1.3	Interest-earning deposits with other banks

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

	Year ended December 31,
	2016	2017	2018
	(Soles in thousands)
Sol-denominated:
BCRP	179,400	453,463	173,725
Commercial banks	173,737	178,505	449,775
Total Sol-denominated	353,137	631,968	623,500
Foreign Currency-denominated:
BCRP (U.S. Dollars)	8,463,256	14,682,782	13,033,160
Commercial banks (U.S. Dollars)	2,091,276	1,739,755	1,040,489
Commercial banks (other currencies)	169,443	147,706	35,560
Total Foreign Currency-denominated	10,723,975	16,570,243	14,109,209
Total	11,077,112	17,202,211	14,732,709

10.2	Investment portfolio

At December 31, 2018, the Group classified the investments in one of the categories defined by IFRS 9 based on the business model for managing the financial assets and the characteristics of the contractual cash flows of the investment. As of December 31, 2017, the Group classified the investments in one of the categories defined by IAS 39 depending on the purpose and intention of the Management for which the financial instruments were acquired and their characteristics.

For information about how we classify and measure of investments refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, f) Financial Instruments: Initial recognition and subsequent measurement.

The following table shows, for 2018, the fair value of our investments at fair value through profit or loss, investments at fair value through other comprehensive income and the amortized cost of our investments at amortized cost under IFRS 9 and, for 2016 and 2017, the fair value of our investments at fair value through profit or loss, available-for-sale and held to maturity investments under IAS 39, in each case, without accrued interest and broken down by type of security at the dates indicated.

	Year ended December 31,
	2016	2017	2018
	(Soles in thousands)
Sol-denominated:
Certificates of deposit BCRP	7,062,505	10,026,037	9,829,584
Peruvian Government Bonds	5,479,972	6,700,376	7,137,786
Bonds	2,022,734	2,273,728	2,627,894
Equity securities	793,002	678,698	636,774
Other investments	567,950	832,682	727,325
Total Sol-denominated	15,926,163	20,511,521	20,959,363
Foreign Currency-denominated:
Bonds	8,650,295	8,774,670	8,668,177
Peruvian Government Bonds	750,394	1,291,618	1,009,520
Equity securities	628,740	208,689	113,764
Other investments	1,601,308	1,761,603	1,805,246
Total foreign currency- denominated	11,630,737	12,036,580	11,596,707
Total securities holdings (1):	27,556,900	32,548,101	32,556,070

(1)	Excludes accrued interest, which amounts to S/262.2 million, S/313.9 million and S/307.0 million as of December 31, 2016, 2017 and 2018, respectively.

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 4.9% in 2016, 4.5% in 2017 and 4.0% in 2018. The weighted-average yield on our foreign currency-denominated portfolio was 3.2% in 2016, 3.5% in 2017 and 3.3% in 2018. The total weighted-average yield of our investment securities was 4.1% in 2016, 2017 and 2018.

The weighted-average yield on our Sol-denominated dividend-earning assets was 5.9% in 2016, 4.4% in 2017 and 1.8% in 2018. The weighted-average yield on our foreign currency-denominated portfolio was 1.1% in 2016, 4.9% in 2017 and 7.9% in 2018. The total weighted-average yield of our dividend-earning assets was 3.5% in 2016, 4.6% in 2017 and 3.0% in 2018.

The interest accrued on investments at fair value through profit or loss, investments at fair value through other comprehensive income and investments at amortized cost were presented separately in Note 6 to the Consolidated Financial Statements.

As of December 31, 2018, the investments at fair value through other comprehensive income and investments at amortized cost pledged as collateral amounted to S/5,001.5 million. The following table shows the maturities, as of December 31, 2018, of our investments at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost designated by type of security:

	Without maturity	Within 1 year	After 1 year but within 3 years	Maturing after 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 years	Total
	(Soles in thousands)
Sol-denominated:
Certificates of deposit BCRP	-	9,251,250	578,334	-	-	-	9,829,584
Peruvian government bonds	-	-	1,008,215	263,729	2,946,796	2,919,046	7,137,786
Bonds	-	59,700	226,639	209,353	769,403	1,362,799	2,627,894
Equity securities (1)	636,774	-	-	-	-	-	636,774
Other investments	454,675	3,978	-	-	50,273	218,399	727,325
Total Sol-denominated	1,091,449	9,314,928	1,813,188	473,082	3,766,472	4,500,244	20,959,363
Foreign Currency-denominated:
Bonds	-	1,511,573	1,627,674	1,523,085	2,135,457	1,870,388	8,668,177
Peruvian government bonds	-	263,440	25,634	18,870	401,508	300,068	1,009,520
Equity securities (1)	113,764	-	-	-	-	-	113,764
Other investments	1,105,935	117,478	258,973	132,060	52,735	138,065	1,805,246
Total Foreign Currency-denominated	1,219,699	1,892,491	1,912,281	1,674,015	2,589,700	2,308,521	11,596,707
Total securities holdings:	2,311,148	11,207,419	3,725,469	2,147,097	6,356,172	6,808,765	32,556,070
Weighted-average yield							6.17%

(1)	Yields on non-taxable investment securities have not been calculated on a tax-equivalent basis because the effect of such calculation would not be material.

(2)	Equity securities in our account are categorized as without maturity.

The maturities of our investment securities classified as fair value through other comprehensive income, as of December 31, 2018, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

As of December 31, 2018, the Group maintains 99,587 certificates of deposit of the Central Reserve Bank of Peru, which are instruments issued at a discount through public auction, traded on the Peruvian secondary market and payable in soles.

Pursuant to the criteria described below, our management has determined that the unrealized losses of our investments at fair value through other comprehensive income, as of December 31, 2018 and investments available for sale as of December 31, 2017 and 2016; which amounted to S/251.4 million, S/36.7 million and S/178.4 million, respectively, were temporary and intends to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

From January 1, 2018, for debt instruments measured at amortized cost or fair value through other comprehensive income, the Management establishes a three-stage expected credit loss model, based on whether there has been a significant increase in the credit risk of the financial asset since its initial recognition. These three stages determine the amount of expected credit loss (ECL) to be recognized at each reporting date.

The ECL is an estimate that considers multiple forward-looking macro-economic scenarios that result in more timely recognition of credit losses.

Up to December 31, 2017, for equity investments, management considered the following criteria to determine whether a loss was temporary:

• The length of time and the extent to which fair value has been below cost;

• The severity of the impairment;

• The cause of the impairment and the financial condition and near-term prospects of the issuer; and

• Activity in the market of the issuer which may indicate adverse credit conditions.

Up to December 31, 2017, for debt investments, management considered the following criteria to determine whether a loss is temporary:

Management assess the probability that the company will receive all amounts due (principal and interest) under the contract of the security. It considered a number of factors in identifying a credit-impaired security, including: (i) the nature of the security and the underlying collateral, (ii) the amount of subordination or credit enhancement supporting the security, (iii) the published credit rating and (iv) other analyses of the probable cash flows from the security. If recovery of all amounts due is not likely, management could determine that credit impairment exists and record unrealized losses on our consolidated income statement. The unrealized loss recorded in income represents the security’s decline in fair value, which includes the decline due to forecasted cash flow shortfalls as well as widening market spread. For a security with an unrealized loss not identified as credit impairment, management determines whether it is desirable to hold the security for a period of time to allow for a potential recovery in the security’s amortized cost. Management estimates a security’s forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums).

Management consideres a number of factors to determine whether to hold an investment, including (i) a quantitative estimate of the expected recovery period (which may extend to maturity), (ii) the severity of the impairment and (iii) its strategy with respect to the security or portfolio. If management had determined it is not desirable to hold the security for a sufficient period of time to allow for a potential recovery in the security’s amortized cost, we recorded the unrealized loss in our consolidated income statement.

10.3	Loan portfolio

10.3.1	Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2014	2015	2016	2017	2018
	(Soles in thousands)
Loans (1)	63,804,147	73,989,049	78,829,537	84,592,203	94,745,078
Leasing receivables	9,280,086	9,574,964	8,302,898	7,401,018	6,322,477
Discounted notes	1,661,592	1,794,928	1,921,403	1,999,099	2,313,478
Factoring receivables	1,002,893	1,261,516	1,428,571	1,722,436	1,923,456
Advances and overdrafts in current account	560,743	75,220	151,613	113,630	255,027
Refinanced and restructured loans	647,802	769,309	844,956	915,614	1,281,487
Total performing loans	76,957,263	87,464,986	91,478,978	96,744,000	106,841,003
Internal overdue loans	2,009,328	2,311,242	2,620,411	3,020,914	3,119,621
Unearned interest	(117,160)	(192,381)	(114,879)	(66,823)	(66,402)
Accrued interest	659,929	744,652	784,391	779,684	865,168
Total loans (2)	79,509,360	90,328,499	94,768,901	100,477,775	110,759,390

(1)	The credit card loans balance amounts to S/3,377 million, S/6,954 million, S/7,037 million, S/6,880 million and S/7,847 million by the years 2014, 2015, 2016, 2017 and 2018, respectively.

(2)	“Total loans” refers to “loans, net of unearned income” as disclosed in our Consolidated Financial Statement, which equals refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items that amounted to S/17,319.5 million, S/19,004.7 million, S/19,832.0 million, S/19,369.6 million and S/20,774.3 million, as of December 31, 2014, 2015, 2016, 2017 and 2018 respectively. See Note 20 to the Consolidated Financial Statements.

As of December 31, 2018, 91.12% and 6.55% of the loan portfolio was concentrated in Peru and Bolivia, respectively; which represent, separately, more than 1% of total assets of the Group.

The loan portfolio categories set forth in the table above are based on internal classifications, which apply to loans generated by BCP Stand-alone, Mibanco, BCP Bolivia and ASB. We categorize loans as follows:

▪	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.

▪	Leasing receivables: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.

▪	Discounted notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.

▪	Factoring receivables: The sale of title of a company’s accounts receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. For factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.

▪	Advances and overdrafts in current account: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.

▪	Refinanced loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when the debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

▪	Internal overdue loans: Includes overdue loans. See “Item 4. Information on the Company – 4.B Business Overview – (10) Selected statistical information – 10.3 Loan Portfolio – 10.3.9 Internal overdue Loan Portfolio” for further detail.

10.3.2	Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2014		2015		2016		2017		2018
	(Soles in thousands, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Commerce	11,427,341	14.37	8,592,281	9.51	15,522,180	16.38	16,418,351	16.34	17,767,360	16.04
Manufacturing	13,082,471	16.45	14,180,845	15.70	14,321,394	15.11	15,536,369	15.46	17,970,359	16.22
Mortgage Loans	12,498,191	15.72	13,258,992	14.68	14,495,454	15.30	15,452,087	15.38	17,770,692	16.04
Consumer Loans (1)	11,647,219	14.65	13,878,711	15.36	11,831,353	12.48	11,930,879	11.87	13,461,017	12.15
Realty Business and Leasing Services	5,134,696	6.46	6,554,783	7.26	7,084,598	7.48	6,025,150	6.00	7,232,299	6.53
Communication, Storage and Transportation	3,766,683	4.74	3,978,516	4.40	4,933,580	5.21	5,275,257	5.25	5,777,353	5.22
Small Business	3,813,398	4.80	7,378,361	8.17	4,625,421	4.88	4,973,681	4.95	5,104,772	4.61
Electricity, Gas and Water	3,932,016	4.95	4,434,448	4.91	4,672,459	4.93	4,281,746	4.26	4,431,300	4.00
Mining	2,508,209	3.15	2,736,641	3.03	2,378,855	2.51	3,124,405	3.11	2,749,712	2.48
Agriculture	1,740,497	2.19	2,195,990	2.43	2,297,446	2.42	2,584,970	2.57	2,899,655	2.62
Financial Services	1,397,287	1.76	1,718,962	1.90	2,216,396	2.34	2,302,449	2.29	2,510,066	2.27
Construction	1,884,714	2.37	1,996,678	2.21	2,056,598	2.17	2,112,349	2.10	2,216,524	2.00
Education, Health and Other Services	1,052,337	1.32	5,795,456	6.42	1,361,442	1.44	1,254,541	1.25	1,465,049	1.32
Fishing	426,458	0.54	420,734	0.47	411,860	0.43	414,042	0.41	470,021	0.42
Others (2)	4,655,074	5.85	2,654,830	2.94	5,890,353	6.21	8,078,638	8.05	8,134,445	7.36
Sub total	78,966,591	99.32	89,776,228	99.39	94,099,389	99.29	99,764,914	99.29	109,960,624	99.28
Unearned interest	(117,160)	(0.15)	(192,381)	(0.21)	(114,879)	(0.12)	(66,823)	(0.07)	(66,402)	(0.06)
Earned interest	659,929	0.83	744,652	0.82	784,391	0.83	779,684	0.78	865,168	0.78
Total	79,509,360	100.00	90,328,499	100.00	94,768,901	100.00	100,477,775	100.00	110,759,390	100.00

(1)	These amounts comprise:

100

	2014	2015	2016	2017	2018
	(Soles in thousands)
Personal loans	8,270,517	6,719,258	7,347,714	7,469,877	8,144,383
Credit card	3,376,702	7,159,453	4,483,639	4,461,002	5,316,634
	11,647,219	13,878,711	11,831,353	11,930,879	13,461,017

(2)	Includes community services, hotels and restaurants, and other sectors.

As of December 31, 2018, 91.12% of the loan portfolio was concentrated in Peru, and 6.55% of the loan portfolio was concentrated in Bolivia.

10.3.3	Concentrations of loan portfolio and lending limits

As of December 31, 2018, loans and other off-balance-sheet exposure to our 20 largest customers (considered as economic groups) equaled S/17,763.9 million and represented 18.51% of our total loan portfolio. See “Item 4 Information on the company – 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.8 Lending Activities” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/528.3 million to S/1,394.1 million, including 11 customers with over S/756.3 million. Total loans and other off-balance-sheet exposure outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2018: Class A (normal)—97.00%; Class B (potential problems)—0.54%; Class C (substandard)—2.46%; Class D (doubtful)—0.00% percent; and Class E (loss)—0.00%. See “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”.

BCP Stand-alone’s loans to a single borrower are subject to lending limits imposed by Law No. 26702. See “Item 4 Information on the Company – 4.B Business overview (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.8 Lending Activities”. The lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of BCP Stand-alone’s loans and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third-party performance received by BCP Stand-alone from such institution, may not exceed 30% of BCP Stand-alone’s regulatory capital (as defined by the SBS). The sum of BCP Stand-alone’s loans and deposits in non-Peruvian financial institutions, plus any guarantees of third-party performance received by BCP Stand-alone from such institutions, are limited to 5%, 10% or 30% of BCP Stand-alone’s regulatory capital, depending upon the level of government supervision of the institution and whether the institution is recognized by the Peruvian Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increases to 50% of BCP Stand-alone’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

BCP Stand-alone’s loans to directors and employees and their relatives have a global limit of 7% of regulatory capital and an individual limit of 5% of such global limit.

Loans to non-Peruvian individuals or companies that are not financial institutions have a limit of 5% of BCP Stand-alone’s regulatory capital. However, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP Stand-alone. Lending on an unsecured basis to individuals or companies residing in Peru that are not financial institutions is limited to 10% of BCP Stand-alone’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral, and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks or a foreign bank determined by the Peruvian Central Bank to be of prime credit quality, or by other highly liquid securities at market value. The single borrower lending limit for loans backed by a cash deposit at BCP Stand-alone or by debt obligations of the Peruvian Central Bank is 30% of BCP Stand-alone’s regulatory capital.

Including the regulatory capital of BCP Stand-alone, which amounted to S/17,679.1 million on December 31, 2018, BCP Stand-alone’s legal lending limits varied from S/884.0 million to S/8,839.6 million. Our consolidated lending limits, based on our regulatory capital on a consolidated basis of S/25,063.9 million on December 31, 2018, ranged from S/1,253.2 million to S/12,532.0 million. As of December 31, 2018, BCP Stand-alone was in compliance with the lending limits of Law No. 26702.

As of December 31, 2018, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

10.3.4	Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2014		2015		2016		2017		2018
	(Soles in thousands, except percentages)
Total loan portfolio:
Sol-denominated	39,604,255	49.81%	54,103,965	59.90%	56,007,585	59.10%	59,552,110	59.27%	65,479,712	59.12%
Foreign Currency-denominated	39,905,105	50.19%	36,224,534	40.10%	38,761,316	40.90%	40,925,665	40.73%	45,279,678	40.88%
Total loans (1)	79,509,360	100.00%	90,328,499	100.00%	94,768,901	100.00%	100,477,775	100.00%	110,759,390	100.00%

(1)	Includes unearned interest and accrued interest.

10.3.5	Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2018, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2018	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(Soles in thousands, except percentages)
Loans	94,745,078	20,115,665	21,886,977	23,282,128	8,854,922	20,605,386
Leasing receivables	6,322,477	505,131	2,031,756	2,150,323	1,104,548	530,719
Discounted notes	2,313,478	1,940,275	288,713	733	125	83,632
Factoring receivables	1,923,456	1,582,511	340,945	-	-	-
Refinanced and restructured loans	1,281,487	108,714	164,217	329,837	341,026	337,693
Advances and overdrafts in current account	255,027	255,027	-	-	-	-
Total	106,841,003	24,507,323	24,712,608	25,763,021	10,300,621	21,557,430
Internal overdue loans	3,119,621
Unearned interest	(66,402)
Accrued interest	865,168
Total Loans	110,759,390
% of total performing loan portfolio	100.00%	22.94%	23.13%	24.11%	9.64%	20.18%

10.3.6	Loan portfolio by interest rate type

The following table sets forth the breakdown of our loan portfolio as of December 31, 2018 by interest rate type, currency, and remaining maturity:

	Amount at December 31, 2018	Maturing After 1 year
	Soles in thousands
Variable Rate
Sol-denominated	159,515	130,445
Foreign Currency-denominated	5,159,719	3,274,458
Total	5,319,234	3,404,903

Fixed Rate
Sol-denominated	65,096,173	36,048,107
Foreign Currency-denominated	39,545,217	18,168,062
Total	104,641,390	54,216,169

Sub total	109,960,624	57,621,072
Unearned interest	(66,402)
Accrued interest	865,168
Total loans	110,759,390

10.3.7	Classification of the loan portfolio

We classify Credicorp’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are:

▪	Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.

▪	Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/300,000 in total loans received from the financial system (excluding mortgage loans).

▪	Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.

▪	Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount to reserve should the borrower fail to make payments as they become due.

The following table sets forth our loan portfolio by class at the dates indicated:

	At December 31,
	2014	2015	2016	2017	2018
	(Soles in thousands)
Commercial loans	43,535,399	53,852,207	54,133,871	58,455,548	63,609,988
Residential mortgage loans	12,498,191	13,258,992	14,495,454	15,452,087	17,770,692
Micro-business loans	11,285,782	8,786,318	12,951,628	13,927,557	15,253,455
Consumer loans	11,647,219	13,878,711	12,518,436	11,929,722	13,326,489
Total	78,966,591	89,776,228	94,099,389	99,764,914	109,960,624
Accrued interest	659,929	744,562	784,391	779,684	865,168
Unearned interest	(117,160)	(192,381)	(114,879)	(66,823)	(66,402)
Total loans	79,509,360	90,328,409	94,768,901	100,477,775	110,759,390

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

Long term financing and lending to corporate entities are generally secured, while revolving individual credit facilities are generally unsecured. In order to minimize credit loss, we seek additional collateral as soon as impairment indicators become apparent.

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

We review our loan portfolio on a continuing basis and we classify our loans based upon risk by assessing the following factors: (i) the payment history of the particular loans, (ii) the history of our dealings with the borrower, (iii) the borrower’s management, (iv) the borrower’s operating history, (v) the borrower’s repayment capability, (vi) the borrower’s availability of funds, (vii) the status of collaterals or guarantees, (viii) the borrower’s financial statements, (ix) the general risk of the sector in which the borrower operates, (x) the borrower’s risk classification made by other financial institutions and (xi) other relevant factors.

According to IFRS7, we classify our portfolio, according to its credit risk quality, in one of the three following levels:

i.	Loans neither past due nor impaired: this level comprises those direct loans which have zero days past due and which are not in default.

ii.	Past due but unimpaired loans: this level comprises those direct loans which are past due when debtors have failed to make a payment on the due date contractually agreed, but are not in default.

iii.	Impaired loans: this level comprises all the direct loans in default.

We continually review our loan portfolio to assess the completeness and accuracy of our loan classifications.

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

The following tables show our direct loan portfolio at the dates indicated:

	At December 31,2018
	(Soles in thousands, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	92,879,450	8,724,747	-	101,604,197	92.4
Past due but not impaired	2,027,374	1,091,598	-	3,118,972	2.8
Impaired debt	-	-	5,237,455	5,237,455	4.8
Total (1)	94,906,824	9,816,345	5,237,455	109,960,624	100.0

	At December 31,
	2014		2015		2016		2017
Level of Risk	(Soles in thousands, except percentages)
Classification	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Neither past due nor impaired	73,487,328	93.1	83,862,801	93.4	88,152,199	93.7	93,268,440	93.5
Past due but not impaired	2,469,051	3.1	2,268,231	2.5	1,735,784	1.8	1,920,828	1.9
Impaired debt	3,010,212	3.8	3,645,196	4.1	4,211,406	4.5	4,575,646	4.6
Total (1)	78,966,591	100.0	89,776,228	100.0	94,099,389	100.0	99,764,914	100.0

(1)	Without unearned interest and accrued interest

10.3.8	Classification of the loan portfolio based on the borrower’s payment performance

We classify a loan as internal overdue mainly based on three aspects: (i) number of days as internal past-due, based on the due date contractually agreed; (ii) the banking subsidiary; and (iii) the type of loan. In that sense:

▪	BCP Stand-alone and Mibanco consider loans as internal overdue: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans and (iii) after 30 days for overdrafts. In the case of consumer, mortgage and leasing loans, the past-due installments are considered overdue after 30 to 90 days; after 90 days, the outstanding balance of the loan is considered internal overdue.

▪	ASB considers all overdue loans past-due, except for consumer loans, which are considered internal overdue when the scheduled principal and/or interest payments are overdue for more than 30 days.

▪	BCP Bolivia considers loans as internal overdue after 30 days.

Furthermore, with regards to refinanced loans, Credicorp’s policy categorizes a loan as “refinanced” when a debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

Finally, non-performing loans are composed of internal overdue, refinanced and restructured loans. For further detail, see Note 33.1(c) to the Consolidated Financial Statements.

Over the past five years, we have recognized interest income on these loans of S/93.4 million in 2014, S/157.9 million in 2015, S/125.6 million in 2016, S/162.4 million in 2017 and S/657.9 million in 2018.

The following table sets forth the repayment status of our loan portfolio as of the dates indicated:

	At December 31,
	2014	2015	2016	2017	2018
	(Soles in thousands, except percentages)
Current	76,957,263	87,464,986	91,478,978	96,744,000	106,841,003
Internal overdue loans:
Overdue up to 90 days	228,535	588,385	539,947	639,329	635,893
Overdue 90 days or more	1,780,793	1,722,857	2,080,464	2,381,585	2,483,728
Subtotal	2,009,328	2,311,242	2,620,411	3,020,914	3,119,621

Total loans (1)	78,966,591	89,776,228	94,099,389	99,764,914	109,960,624
Internal overdue loans amounts as % of total loans	2.54%	2.57%	2.78%	3.03%	2.84%

(1)	Without unearned interest and accrued interest.

With respect to consumer, mortgage and leasing loans, BCP Stand-alone recognizes payments as overdue installments if the loan is less than 90 days overdue. The entire amount of the loans is considered as internal overdue after 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 33.1 to the Consolidated Financial Statements.

10.3.9	Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated

	At December 31,
	2014	2015	2016	2017	2018
	(Soles in thousands)
Internal overdue loan amounts:
Loans	1,716,823	1,942,958	2,231,198	2,563,755	2,671,664
Discounted notes	16,421	16,965	12,330	13,075	20,628
Advances and overdrafts in demand deposits	13,085	32,212	21,492	26,114	38,964
Leasing transactions	44,374	80,219	71,445	60,458	65,562
Refinanced and restructured loans	218,624	238,888	283,946	357,512	322,803
Total internal overdue loans	2,009,327	2,311,242	2,620,411	3,020,914	3,119,621
Less: Allowance for loan losses (1)	(3,102,096)	(4,032,219)	(4,416,692)	(4,943,008)	(5,314,531)
Total internal overdue loans portfolio net of allowance	(1,092,769)	(1,720,977)	(1,796,281)	(1,922,094)	(2,194,910)

(1)       Includes allowance for indirect credits (see “Item 4. Information on the company – 4.B Business Overview – (10) Selected Statistical Information – 10.3 Loan portfolio – 10.3.11 Allowance for loan losses”).

As of December 31, 2018, total internal overdue loans were S/3,119.6 million, which included S/322.8 million of refinanced and restructured loans.

10.3.10	Total Non-performing loans

Non-performing loans include internal overdue loans (S/3,119.6 million as of December 31, 2018), as well as current refinanced and restructured loans (S/1,281.5 million as of December 31, 2018). Therefore, non-performing loans amounted to S/4,401.1 million. As of December 31, 2018, our delinquency ratio (internal overdue-loan ratio) was 2.82% and our non-performing loan ratio (including internal overdue and refinanced and restructured loans) was 3.97%. See “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – (3) Financial Position – 3.1 Total Assets – (ii) Portfolio quality”.

10.3.11	Allowance for loan losses

The following tables shows the changes in our allowance for loan losses and movements at the dates indicated. The first one corresponds to year 2018 under IFRS 9 methodology, and the second one contains historical data under IAS 39:

Year ended December 31, 2018

Allowance for loan losses at the beginning of the year	4,943,008
Effect of adopting IFRS9	320,952
Allowance for loan losses at the beginning of the year (restated)	5,263,960
Credit loss of the period:
New loans and liquidation, net	307,452
Changes in PD, LGDs, EADs	1,507,446
Write-offs	(1,582,196)
Sale of loan portfolio	(158,551)
Exchange difference and others (1)	(23,580)
Total allowance for loan losses at the end of the year	5,314,531

	Year ended December 31,
	2014	2015	2016	2017
	(Soles in thousands)
Allowance for loan losses at the beginning of the year	2,385,958	3,102,096	4,032,219	4,416,692
Provision for loan losses	1,914,142	2,052,177	2,063,209	2,057,478
Write-off	(1,272,218)	(1,471,322)	(1,612,138)	(1,426,201)
Exchange difference and other (1)	74,214	349,268	(66,598)	(104,961)
Total allowance for loan losses at the end of the year	3,102,096	4,032,219	4,416,692	4,943,008

(1)	Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/U.S. dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio” and “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.8 Classification of the loan portfolio based on the borrower’s payment performance”. The balance of the allowance for loan losses for the years 2016, 2017 and 2018 are included in Note 7(d) to the Consolidated Financial Statements.

As of December 31, 2018, the allowance for loan losses was S/5,314.5 million which meant an increase of 7.5% compared to S/4,943.0 million in 2017, which mainly reflects the effect of adoption of IFRS 9. The allowance for loan losses, as of December 31, 2018, included S/4,952.4 million for direct loans losses and S/362.1 million for indirect loans losses or off-balance-sheet exposure losses as compared to S/4,500.5 million and S/442.5 million, respectively, in 2017. The allowance for indirect loans is included in the “Other liabilities” caption of our consolidated statement of financial position. See Notes 7(d) and 12(a) to the Consolidated Financial Statements. The charge-off process is performed with prior approval of our board of directors and the SBS.  Potential charge-offs are considered by the board of directors on a case-by-case basis.

Provision for credit losses decreased from S/1,814.9 million in 2018 compared to S/2,057.5 million in 2017. This change primarily reflects the reduction of BCP Stand-alone’s provision requirement in line with the improvement in the risk quality of the portfolio, in particular, in the consumer and credit card segments, and to a lesser extent, the reversal of provisions for Lava Jato case clients; and the effect in 2017 of the provisions’ requirement for the El Nino Phenomenon and the Lava Jato case.

10.3.12	Allocation of allowance for loan losses

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, micro-business, consumer, and residential mortgage loans at the dates indicated (see also Note 7(d) to the Consolidated Financial Statements):

	At December 31,
	2014	2015	2016	2017	2018
	(Soles in thousands)
Commercial loans	556,270	1,197,713	1,235,970	1,680,126	1,819,129
Micro-business	1,124,072	1,372,099	1,353,168	1,476,578	1,585,404
Consumer loans	1,256,616	1,288,528	1,634,169	1,558,017	1,385,829
Residential mortgage loans	165,138	173,879	193,385	228,287	524,169
Total allowance	3,102,096	4,032,219	4,416,692	4,943,008	5,314,531

The variation in the allowance for direct loans by type of credit is explained below:

-	Commercial loans: Increased 8.3% in 2018; mainly due to the increase in credit risk of the construction sector, whose effect is an increase in the allowance for S/136.0 million, approximately.

-	Micro-business loans: The increase was 7.4%; additionally, the increase in the allowance for loan losses is less than the increase in the gross balance due to write-offs and sales of impaired loans made during the period.

-	Consumer loans: The decrease of 11.1% in the allowance is mainly due to the decrease in credit risk of the portfolio during the period 2018 in comparison to the level posted by vintages from 2015 or before, which led to the delinquency problem. This improvement has been achieved due to the different initiatives for risk management and collections that are in place. The portfolio’s new composition reflects the calibrated profile generated by the change in the risk policy for admissions.

-	Residential mortgage loans: The increase is more than double due to the methodological change in IFRS 9 for calculation of the allowance for loan losses that affected, mainly, the loans in Stage 3. Additionally, this reflects a strategy to enter segments that are somewhat riskier to maximize the portfolio’s profitability while respecting the organization’s appetite for risk.

10.4	Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2016	2017	2018
	(Soles in thousands)
Demand deposits:
Sol-denominated	9,536,877	11,249,872	13,762,008
Foreign currency-denominated	18,969,393	18,520,404	18,753,155
Total	28,506,270	29,770,276	32,515,163
Savings deposits:
Sol-denominated	13,165,182	14,619,905	17,343,268
Foreign currency-denominated	13,518,952	14,013,194	15,250,711
Total	26,684,134	28,633,099	32,593,979
Time deposits:
Sol-denominated	10,134,070	12,444,449	14,813,343
Foreign currency-denominated	12,397,235	17,739,865	15,613,401
Total	22,531,305	30,184,314	30,426,744
Severance Indemnity Deposits
Sol-denominated	4,455,517	4,721,479	5,172,119
Foreign currency-denominated	2,662,168	2,449,455	2,399,256
Total	7,117,685	7,170,934	7,571,375
Bank’s negotiable certificates
Sol-denominated	50,850	120,501	297,358
Foreign currency-denominated	692,876	838,550	579,505
Total	743,726	959,051	876,863
Total deposits:
Sol-denominated	37,342,496	43,156,206	51,388,096
Foreign currency-denominated	48,240,624	53,561,468	52,596,028
Total deposits and obligations without interest payable	85,583,120	96,717,674	103,984,124

Our deposits increased 7.5% in 2018 compared to 2017, which is attributable to an increase in the level of time deposits denominated in soles, mainly at BCP Stand-alone. The increase in savings deposits reflects the results of campaigns to capture savings, mainly through digital channels, which have been well accepted and utilized by clients at BCP Stand-alone.

The following table presents the non-interest-bearing demand deposits and the interest-bearing demand deposits at the dates indicated:

	At December 31,
	2016	2017	2018
	(Soles in thousands)
Sol-denominated:
Non interest-bearing demand deposits	9,502,708	11,205,129	13,711,144
Interest-bearing demand deposits	34,169	44,743	50,864
Total	9,536,877	11,249,872	13,762,008
Foreign currency-denominated:
Non interest-bearing demand deposits	18,581,983	18,177,780	18,538,462
Interest-bearing demand deposits	387,410	342,624	214,693
Total	18,969,393	18,520,404	18,753,155

The following table sets forth information regarding the maturity of our certificates of deposit and time deposits in denominations of S/337,300 (US$100,000) or more on December 31, 2018:

At December 31, 2018
(Soles in thousands)
Certificates of deposit:
Maturing within 30 days	6,665
Maturing after 30 but within 60 days	20,752
Maturing after 60 but within 90 days	-
Maturing after 90 but within 180 days	4,368
Maturing after 180 but within 360 days	4,833
Maturing after 360 days	-
Total certificates of deposits	36,618

Time deposits:
Maturing within 30 days	8,192,210
Maturing after 30 but within 60 days	1,289,614
Maturing after 60 but within 90 days	1,149,352
Maturing after 90 but within 180 days	1,586,737
Maturing after 180 but within 360 days	1,329,227
Maturing after 360 days	151,572
Total time deposits	13,698,712
Total	13,735,330

10.5	Return on equity and assets

	Year ended December 31,
	2016	2017	2018
Return on average assets (1)	2.25%	2.50%	2.29%
Return on average equity (2)	19.64%	19.76%	17.47%
Dividend payout ratio (3)	63.27%	27.52%	39.90%
Equity to assets ratio (4)	11.63%	13.00%	13.30%
Shareholders’ equity to assets ratio (5)	11.29%	12.71%	13.04%

(1)	Net profit attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net profit attributable to our equity holders as a percentage of average equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net profit attributable to our equity holders per share. The 2016 ratio includes an additional dividend from the reserves of S/1,252.3 million
(4)	Average equity attributable to our equity divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

10.6	Short-term borrowing

Our short-term borrowing, other than deposits, equaled, S/5,029.0 million and S/4,503.8 million and S/5,382.1 million, as of December 31, 2016, 2017 and 2018, respectively. Our average balances of borrowed amounts decreased in 2018 due to a reduction in working capital and interbank funds debts. For the years ended December 31, 2016, 2017 and 2018, the short-term borrowing also included repurchase transactions by the BCRP and interbank debts, which are presented separately in this Annual Report. The following table sets forth certain information regarding our short-term borrowing at the dates and for the periods indicated.

	At December 31,
	2016	2017	2018
	(Soles in thousands, except percentages)
Year-end balance	5,028,960	4,503,771	5,382,124
Average balance	5,687,418	5,650,461	4,147,240
Maximum month-end balance	9,350,545	7,810,071	6,337,113
Weighted-average nominal year-end interest rate	2.93%	2.94%	3.16%
Weighted-average nominal interest rate	2.85%	2.89%	2.88%

4. C	Organizational structure

(1)	Credicorp

The following tables show our organizational structure and the organization of our main subsidiaries as of December 31, 2018:

(1)	Credicorp Ltd. directly holds an additional 0.96%.
(2)	Grupo Credito S.A. holds 33.59%.
(3)	Credicorp Capital Holding Peru S.A. holds 85.04% of Credicorp Capital Peru S.A.A., and Credicorp Capital Ltd holds an additional 12.795% of Credicorp Capital Peru S.A.A.
(4)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity. Inversiones Credicorp Bolivia S.A. holds 51.95%.
(5)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity. Inversiones Credicorp Bolivia S.A. holds 51.87%.

(2)	BCP

(1)	Grupo Credito holds 4.99%.

(2)	Grupo Credito holds 49.56%.

BCP’s principal subsidiaries as of December 31, 2018 are as follows:

•	Mibanco, Banco de la Microempresa S.A., is a limited liability company that was chartered in Peru in March 1998. At the end of December 2018, BCP Stand-alone owns 94.931% of this entity’s shares, and Grupo Credito owns 4.99%.

•	Solucion Empresa Administradora Hipotecaria S.A. is a company that specializes in offering mortgage loans. It was initially chartered as a financial company in Peru in 1979. After several modifications to the company’s structure, it became a mortgage loan company in 2010. BCP owns 100 percent of its shares. On September 1, 2017, Solucion Empresa Administradora Hipotecaria S.A. absorbed Edyficar Peru, of which BCP had held 99.95 percent, before the merger.

•	BCP Emisiones Latam 1 S.A. is a special purpose company domiciled in Santiago, Chile. It was chartered in January 2009 and its sole purpose is to invest in all types of real estate securities and debt securities, which are financed through bond issuances in Chile. At the end of November 2015, this company absorbed Inversiones BCP SA.

4. D	Property, furniture and equipment

As of December 31, 2018, we owned 256 properties (247 in Peru, 7 in Bolivia and 2 in Chile) and rented 660 properties (626 in Peru, 26 in Colombia, 5 in Bolivia, 1 in Panama, 1 in Chile and 1 in the United Kingdom), all of which we used for the operation of our network of branches and our business; we do not hold any lease agreements for these purposes. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 2018, we had 803 banking branches, of which 421 were branches of BCP Stand-alone and 326 were branches of Mibanco in Peru. There are no material encumbrances on any of our properties.

For further detail about the possible impact of IFRS 16, please refer to Note 3 Significant accounting policies - ad) International Financial Reporting Standards issued but not yet effective – (i) IFRS 16, “Leases”.

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

1.4	Recognition of income and expenses from banking activities

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

All other revenues and expenses are recognized on an accrual basis.

1.5	Insurance activities

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

1.6	Financial Instruments: Initial recognition and subsequent measurement

As of December 31, 2018, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

-	The business model for managing the financial assets and

-	The characteristics of the contractual cash flows of the financial asset.

Business model: Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers the risks that affect the performance of the business model, and how the performance of the business model is evaluated and informed to Management. If the cash flows are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test: This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

As of December 31, 2017, the Group classified its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities.

The classification of the financial instruments upon their initial recognition depended on the purpose and intention of the Management for which the financial instruments were acquired and their characteristics.

For information about how we classify and measure financial instruments refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, f) Financial Instruments: Initial recognition and subsequent measurement.

1.7	De-recognition of financial assets and financial liabilities

1.7.1	Financial assets

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

1.7.2	Financial liabilities

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

1.8	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

1.9	Impairment of financial assets

As of December 31, 2018, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost,

-	Debt instruments classified as investments at fair value through other comprehensive income, and

-	Indirect loans that are presented in off-balance accounts.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

As of December, 31, 2017, The Group assessed at the end of each period whether there was any objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), had had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. Evidence of impairment could have included indications that the borrower or a group of borrowers was experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability of bankruptcy or other legal financial reorganization process and where observable data indicate that there was a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, i) Impairment of financial assets.

1.10	Leases

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

1.11	Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, Credicorp elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statements of income. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, n) Business combination.

1.12	Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, Credicorp re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated financial income caption. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, p) Goodwill.

1.13	Impairment of non-financial assets

Credicorp assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Credicorp estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, q) Impairment of non-financial assets.

1.14	Derivative financial instruments

Credicorp negotiates derivative financial instruments in order to satisfy clients’ needs. Credicorp may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes. Credicorp also uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, Credicorp applies hedge accounting for transactions which meet the specified criteria. For further detail about the accounting policies used for Derivative financial instruments refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, y) Derivative financial instruments and hedge accounting.

1.15	Fair value measurement

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

1.16	Segment reporting

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

1.17	Fiduciary activities, management of funds and pension funds

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group.

Commissions generated for these activities are included as “Commissions and fees” of the consolidated statements of income.

1.18	Cash and cash equivalents

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

1.19	Incorporation of IFRS 16 Leases

IFRS 16, ‘Leases’ will replace the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations).

IFRS 16 will mainly affect the accounting treatment for lessees, and will result in the recognition of almost all lease contracts in the statement of financial position, since the standard eliminates the distinction between finance and operating leases. Pursuant to the new standard, recognition of an asset (right of use of the leased asset) and of a financial liability is required to make the lease payments. The only exemptions are for short term and low value leases.

The new requirements of IFRS 16 will be applied by adjusting our consolidated statement of financial position at January 1, 2019, the date of its initial application.

Short term and low value leases will be recognized in a straight line as an expense in the consolidated statement of income.

For the rest of the operating leases, the Group expects to recognize assets for right-of-use for approximately S/1,581.9 million, lease liabilities for approximately S/1,579.2 million and deferred charges for prepayments for approximately S/2.7 million.

For more detail of accounting policies see Note 3(ad)(i) to the Consolidated Financial Statements.

(2)	Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s lines of business, total revenues from the universal banking line of business amounted to 66.1%, 60.4% and 63.0% of Credicorp’s total external income (which corresponds to total interest and similar income, including income and expenses on commissions and net premiums earned from insurance activities) in 2016, 2017 and 2018 respectively; therefore, the following historical discussion and analysis is presented principally for the universal banking line of business, except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2016, 2017 and 2018 reflect the financial position and results of operations of our subsidiaries. See “Item 3. Key Information – 3.A Selected Financial Data.”

2.1	Consolidated contributions

See “Item 4.B Business Overview – (5) Operations” for the contribution to the consolidated net profit attributable to our equity holders by each of our principal lines of business and subsidiaries, and for its percentage contribution to Credicorp total assets, total revenues, net profit and equity attributable to Credicorp´s equity holders.

2.2	Financial performance

In 2018, we recorded net profit after non-controlling interest of S/3,983.9 (S/4,091.8 million in 2017 and S/3,514,6 million in 2016). This represented a 2.6% decrease compared to the results of 2017, which included S/444.7 million of gains on sales of investments in BCI and Enel from our proprietary portfolio and to a lesser extend to the increase in operating expenses. Nonetheless, it is important to highlight the positive evolution of key indicators such as the acceleration in the growth of loans, the reduction in the cost of risk, the recovery of net interest income and the growth of Commissions and fee income. 2018 ROAE was 17.5% (19.8% in 2017 and 19.6% in 2016) and ROAA was 2.3% (2.5% in 2017 and 2.3% in 2016).

The main factors behind Credicorp’s results were:

▪	Growth of loans, our most profitable asset, of 10.2% in end of year balances and of 9.2% in average-daily balances, which was led by Wholesale Banking, followed by Retail Banking, where the result for the Mortgage Segment was particularly positive. The expansion was also due, although to a lesser extent, to growth at BCP Bolivia and Mibanco. Loan growth, particularly in local currency, was noteworthy despite a highly competitive environment, after two years of low growth in loans.

▪	The cost of risk fell 40 basis points to situate at 1.38%. The drop was due primarily to (i) an improvement in the risk quality of BCP Stand-alone portfolio in line with improvements that were made in commercial and risk management over the last 3 years and, to a lesser extent, (ii) to reversals of provisions related to Lava Jato Case clients and (iii) to the effect of the provisions’ requirement for the El Nino Phenomenon and the Lava Jato case in 2017. It is important to note that starting on 2018 Credicorp adapt to the IFRS 9 accounting standard, which has made the improvement in vintages more visible. The credit quality ratios are explained below in section “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – (3) Financial Position – 3.1 Total Assets – (ii) Portfolio quality”.

▪	Net interest income growth of 5.2% with regard to 2017, which was due primarily to the increase in interest income on loans, following growth in average daily loan balances, and to a more favorable funding structure, where the share of deposits in total funding increased. The NIM for 2018 was 5.30%, 3 basis points below our NIM for 2017 (5.33%). This indicator was affected by strong growth year-over-year in average interest-earning assets.

▪	Growth in Commissions and fee income and net gain on FX transactions attenuated the contraction in non-financial income with regard to 2017, this was mainly attributable to i) the gain on sales of shares in BCI and Enel (mentioned above) that was posted in 2017 and, in a lesser extent, ii) to the effect of market volatility throughout the year that resulted in a decrease in net gains on securities and in net gain on derivatives held for trading.

▪	Total premiums earned less claims increased 24.8% as a result of higher net premiums earned in the Life Insurance Business and, to a lesser degree, in the Property and Casualty business.

▪	Total other expenses grew 7.5% due to (i) the expansion of administrative expenses, mainly as a result of initiatives to build capabilities to maintain the business growth in the future in line with the Transformation project, and (ii) the increase in salaries and employees benefits, in line with a high variable remuneration due to the improvement of BCP Stand-alone results.

▪	The efficiency ratio increased 18 basis points to situate at 43.73% due to an increase in the pace of growth of operating expenses.

For more detail see “Item 5. Operating and financial review and prospects – 5.A. Operating results – (2) Historical Discussion and Analysis – 2.3 Results of Operations for the Three Years Ended December 31, 2016, 2017 and 2018”.

(i)	Main ratios

	2016	2017	2018	2017 - 2016	2018 - 2017

ROAE (1)	19.60%	19.80%	17.47%	20	-233
ROAA (2)	2.30%	2.50%	2.29%	20	-21
Net interest margin (3)	5.46%	5.33%	5.30%	-13	-3
Funding cost (4)	2.20%	2.35%	2.25%	15	-10
Cost of risk (5)	1.88%	1.78%	1.38%	-10	-40
Loan to deposit (6)	110.30%	103.40%	105.94%	-690	254
Internal overdue ratio (7)	2.77%	3.01%	2.82%	24	-19
Non-performing loan ratio (8)	3.66%	3.92%	3.97%	26	5
Coverage of Internal overdue loans (9)	160.60%	149.00%	158.75%	-1,160	975
Coverage on NPL (10)	121.40%	114.30%	112.53%	-710	-177
Operating efficiency (11)	43.18%	43.42%	43.95%	24	53

(1) Net profit attributable to Credicorp / Average* equity before non-controlling interest.
(2) Net profit attributable to Credicorp / Average* assets.
(3) Net interest margin / Average* interest earning assets.
(4) Interest expense / Average* total funding. Figures differ from the ones previously reported because we change the calculation methodology.
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

(11) (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest income + Commissions and fees + Net gain from exchange differences + Net gain in associates + Net premiums earned + Net gain on foreign exchange transactions + Net loss (gains) on financial assets designated at fair value through profit or loss + Net gain on derivatives held for trading). Acquisition cost includes net fees, underwriting expenses and underwriting income.

* Averages are determined as the average of period-beginning and period-ending balances.

(ii) Distribution Channels

Credicorp’s distribution channel network had 10,651 points of access for our clients at the end of 2018, which represented an increase of 5% with regard to 2017’s level.

For the Universal Banking LoB, the increase in points of contact was due primarily to growth in the number of Agentes BCP both for Peru and Bolivia in 2018, which was in line with the 2018 goal to top 6,600 and 300 Agents respectively. This is in line with our bancarization strategy and the continuous client migration to cost-efficient channels.

In the Microfinance LoB, Mibanco posted an increase in the total number of branches, in line with on-going business growth.

The table below shows the evolution of the points of contact (branches, ATM, Agentes BCP) of each of Credicorp’s subsidiaries:

	2016	2017	2018
Universal Banking	9,344	9,661	10,173
BCP Stand-alone	8,880	9,087	9,455
BCP Bolivia	464	574	718
Microfinance	316	324	326
Mibanco	316	324	326
Insurance and Pensions	145	135	135
Grupo Pacifico	127	117	120
Prima AFP	18	18	15
Investment Banking and Wealth Management	16	19	17
Credicorp Capital	16	19	17
Credicorp	9,821	10,139	10,651

2.3	Results of operations for the three years ended December 31, 2016, 2017 and 2018

The following table sets forth, for the years 2016, 2017 and 2018, the principal components of our net profit:

	Year ended December 31,
	2016	2017	2018
	(Soles in thousand)
Interest and similar income	10,773,055	11,030,683	11,522,634
Interest and similar expenses	(2,914,714)	(2,959,196)	(3,033,529)
interest, similar income and expenses	7,858,341	8,071,487	8,489,105
Provision for credit losses on loan portfolio	(2,063,209)	(2,057,478)	(1,814,898)
Recoveries of written-off loans	277,714	268,313	283,190
Provision for credit losses on loan portfolio, net of recoveries	(1,785,495)	(1,789,165)	(1,531,708)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	6,072,846	6,282,322	6,957,397
Total other income	4,232,647	4,887,941	4,532,481
Total premiums earned less claims	700,210	690,036	861,153
Total other expenses	(6,114,275)	(6,285,365)	(6,758,817)
Profit before income tax	4,891,428	5,574,934	5,592,214
Income tax	(1,281,448)	(1,393,286)	(1,520,909)
Net profit	3,609,980	4,181,648	4,071,305
Net profit attributable to:
Equity holders	3,514,582	4,091,753	3,983,865
Non-controlling interest	95,398	89,895	87,440

In 2018, the net profit attributable to our equity holders decreased 2.6% compared to 2017. This decrement was primarily due to a lower total other income (mainly due to the decrease of net gain on securities, because of the shares sold in 2017 from Banco de Credito e Inversiones de Chile (BCI) and Enel Distribucion Peru (ENEL), formerly Edelnor, which generated a profit, net of commissions, of S/444.8 million and additionally due to the decrease of net gain on financial assets designated at fair value through profit or loss), an increase in total other expenses (mainly in the fields salaries and social benefits and administrative expenses), and the increase in income tax. In 2017, the net profit attributable to our equity holders increased 16.4% compared to 2016. This increase was primarily due to an increase in net interest, similar income and expenses and total other income. The aforementioned were partially offset by the increase in total other expenses (salaries and social benefits and administrative expenses). See “Item 5. Operating and financial review and prospects - 5.A. Operating Results - (2) Historical Discussion and Analysis - 2.2 Financial performance”.

The increase in net interest, similar income and expenses was mainly a result of an increase in income from interest on loans. The aforementioned were partially offset by an increase in interest and similar expenses, mainly due to interest on deposits and obligations and interest on bonds and notes issued.

2.3.1	Net interest, similar income and expenses

The following table sets forth the components of net interest, similar income and expenses:

	Year ended December 31,
	2016	2017	2018
	(Soles in thousand)
Interest and similar income:
Interest on loans	9,479,867	9,546,454	10,041,097
Interest on investments at fair value through other comprehensive income	-	-	954,288
Interest on available-for-sale investments	828,004	951,981	-
Interest on investments at amortized cost	-	-	211,102
Interest on held-to-maturity investments	190,466	234,380	-
Interest on due from banks	48,626	88,359	159,381
Interest on investments at fair value through profit or loss	86,568	113,484	87,409
Dividends received	51,831	52,906	24,390
Other interest and similar income	87,693	43,119	44,967
Total interest income	10,773,055	11,030,683	11,522,634

Interest and similar expenses:
Interest on deposits and obligations	1,062,751	1,132,041	1,202,025
Interest on bonds and notes issued	805,351	835,255	911,006
Interest on due to banks and correspondents	822,514	763,436	623,001
Other interest expenses and similar expense	224,098	228,464	297,497
Total interest expense	2,914,714	2,959,196	3,033,529
Net interest income	7,858,341	8,071,487	8,489,105

Our net interest income increased by 5.2% in 2018 compared to 2017, and increased by 2.7% in 2017 compared to 2016.

Interest and similar income increased by 4.5% in 2018 compared to 2017, after increasing by 2.4% in 2017 compared to 2016. The increase in 2018 was mainly due to higher income for interest on loans.

The average balance of our foreign currency denominated loan portfolio increased by 8.0% to S/42,514.3 million in 2018, as compared to S/39,379.4 million in 2017, which was a 6.6% increase compared to S/36,942.5 million in 2016. The average balance of our Sol-denominated loan portfolio increased by 9.9% to S/61,525 million in 2018, compared to S/56,005.3 million in 2017, which was a 0.04% decreased from S/56,028.0 million in 2016. Credicorp’s loan portfolio expanded in connection with economic growth in Peru (4.0% and 2.5% real GDP growth in 2018 and 2017 respectively), due to growth in commercial loans.

Our average nominal interest rates earned on loans decreased from 10.2% in 2016 and 10.0% in 2017 and 9.7% in 2018. The average nominal interest rate for foreign currency-denominated loans increased from 6.4% in 2016, decreased to 5.2% in 2017 and increased to 5.3% in 2018. Average nominal interest rates for Sol-denominated loans increased from 12.72% in 2016, then to 13.4% in 2017 and decreased to 12.6% in 2018.

Interest and similar expense increased in 2018 by 2.5% to S/3,033.5 million compared to an interest expense in 2017 of S/2,959.2 million, which was an increase of 1.5% compared to S/2,914.7 million in 2016. Nevertheless, as was explained in “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information – 10.4 Deposits”, the time deposits that posted a decrease were exclusively those denominated in foreign currency while those denominated in Soles expanded. The aforementioned put pressure on the interest expense and, consequently, on the funding cost given that lower cost deposits (foreign currency denominated) were replaced with higher rate deposits (Sol denominated).

Our average interest-bearing foreign currency denominated deposits increased 2.6% to S/52,580 million from S/51,248 million in 2017. This followed a 1.0% increase in 2017 from S/51,772 million in 2016. Our average interest-bearing Sol-denominated deposits increased by 14.6% in 2018 to S/46,962 million from S/40,987 in 2017 and increased by 9.6% in 2017 from S/37,405 million in 2016.

Average nominal interest rates paid on foreign currency-denominated deposits was 0.70% 2016, and 0.8% and 2017 and 0.9% in 2018. Average nominal interest paid on Sol-denominated deposits decreased from 2.2% in 2016 to 2.1% in 2017 and decreased -1.8% in 2018.

Our net interest margin (net interest income divided by average interest-earning assets) was 5.50% in 2018, 5.40% in 2017 and 5.36% in 2016. See “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information”. The drop in net interest margin was associated with the increase in average interest earning assets, which was attributable to both an increase in loans and to growth in investments. The latter did not contribute to interest income to the same extent as loans, which meant that growth in net interest income was lower and diluted among higher levels of average interest earning assets.

2.3.2	Provision for loan losses

We establish our allowance for loan losses based on criteria established by IFRS 9 as of December 31, 2018 and by IAS 39 as of December, 2017 and 2016. See “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”.

The following tables set forth the changes in our allowance for loan losses:

	Year ended December 31,
	2016	2017	2018
	(Soles in thousand)
Provision for credit losses on loan portfolio	(2,063,209)	(2,057,478)	(1,814,898)
Recoveries of written-off loans	277,714	268,313	283,190
Provision for credit losses on loan portfolio, net of recoveries	(1,785,495)	(1,789,165)	(1,531,708)

Provision for credit losses decreased from S/1,814.9 million in 2018 compared to S/2,057.5 million in 2017. The fall mainly reflects the reduction of BCP Stand-alone’s provision requirement in line with the improvement in the risk quality of the portfolio, in particular in the consumer and credit card segments, and to a lesser extent, the reversal of provisions for Lava Jato case clients; and the effect in 2017 of the provisions’ requirement for the El Nino Phenomenon and the Lava Jato case.

Total recoveries of written-off loans reached S/283.2 million in 2018 and S/268.3 million in 2017, constituting a 5.54% increase in 2018. Loan loss provision expense in 2018 includes S/52.2 million required by BCP Bolivia (compared to S/71.5 million in 2017).

2.3.3	Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2016	2017	2018
	(Soles in thousands)
Commissions and fees	2,771,561	2,911,408	3,126,857
Net gain on foreign exchange transactions	698,159	650,228	737,954
Net gains on securities	339,930	760,772	242,829
Net gains on derivatives held for trading	44,500	103,580	13,262
Net gain from exchange difference	-	17,394	16,022
Net gains on financial assets designated at fair value through profit or loss	51,667	67,633	-
Other	326,830	376,926	395,557
Total non-interest income	4,232,647	4,887,941	4,532,481

The non-interest income, without including net premiums earned, decreased by 7.3% to S/4,532.5 million in 2018 compared to S/4,887.9 million in 2017 and S/4,232.6 million in 2016. The decrease in 2018 was primarily due to the fluctuation of net gains on securities and commissions and fees.

Commissions and fees increased by 7.4% to S/3,126.9 million in 2018 compared to S/2,911.4 million in 2017, which was an 5.0% increase from S/2,771.6 million in 2016. The increase in commissions and fees from 2017 to 2018 were primarily due to an increase in funds and equity management and an increase in contingent loans and foreign trade fees.

Net gains on sales of securities decreased 68.1% to S/242.8 million in 2018 compared to S/760.8 million in 2017, which was an increase of 123.8% from S/339.9 million in 2016. For further detail, please see Note 6(c)(viii) to the Consolidated Financial Statements. The increase from 2016 to 2017 was primarily due to the sale of shares that the Group held of Banco de Credito e Inversiones Chile (BCI) and of shares that the Group held of Enel Distribucion Peru (formerly Edelnor), which generated a profit, net of commissions, of approximately S/281.1 million and S/163.7 million, respectively

Net gains on foreign exchange transactions increased 13.5% to S/737.9 million in 2018 compared to S/650.2 million in 2017, which was a decrease of 6.9% from S/698.2 million in 2016. Higher gains in 2018 compared to 2017 were primarily due to more spread in our currency exchange positions.

Other income increased by 4.9% to S/395.6 million in 2018, compared to S/376.9 million in 2017, which was an increase of 15.3% from S/326.8 million in 2016.

2.3.4	Insurance Premiums and Claims on Insurance Activities

The following table reflects the earned premiums and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2016	2017	2018
	(Soles in thousands)
Gross written premiums	2,801,046	2,937,407	3,346,576
Technical reserve adjustment	(498,345)	(629,264)	(748,142)
Gross written premiums after adjustments	2,302,701	2,308,143	2,598,434
Premiums ceded to reinsurers, net	(503,586)	(499,803)	(497,646)
Net premiums earned	1,799,115	1,808,340	2,100,788
Net claims incurred for life insurance	(590,146)	(566,181)	(636,867)
Net claims incurred for general insurance	(244,777)	(269,845)	(305,368)
Net claims incurred for health insurance	(263,982)	(282,278)	(297,400)
Total net premiums and claims	700,210	690,036	861,153

For further detail, please see Notes 24 and 25 to the Consolidated Financial Statements.

2.3.5 Operating Expenses

The following table reflects the components of our operating expenses:

	Year ended December 31,
	2016	2017	2018
	(Soles in thousands)
Salaries and employee benefits	2,942,743	3,071,020	3,219,875
Administrative expenses	2,094,678	2,158,823	2,330,044
Depreciation and amortization	407,061	419,975	429,122
Net loss from exchange difference	60,624	-	-
Impairment loss on goodwill	94	-	38,189
Net loss on financial assets designated at fair value through profit or loss	-	-	53,935
Other	609,075	635,547	687,652
Total operating expenses	6,114,275	6,285,365	6,758,817

Salaries and employee benefits increased 4.8% in 2018, after 4.4% increase in 2017. The number of our personnel increased to 34,024 employees in 2018 from 33,636 in 2017 and 33,282 in 2016.

Our administrative expenses (which include taxes other than income taxes) increased by 7.9% in 2018, and 3.1% in 2017. The increase in 2018 resulted primarily from higher expenses in publicity, repair and maintenance, taxes and contributions and consulting and professional fees and services provided by third parties.

Depreciation and amortization increased by 2.2% to S/429.1 million in 2018 from S/420.0 million in 2017.

Other expenses increased by 8.2% to S/687.7 million in 2018 compared to S/635.6 million in 2017, which was an increase of 4.3% from S/609.1 million in 2016. The increased in 2018 was mainly due commissions from insurance activities which amounted to S/341.70 million compared to S/277.9 million in 2017.

2.3.6 Exchange difference

The exchange difference reflects exposure to appreciation of net monetary positions in foreign currencies, principally U.S. Dollars in 2018, 2017 and 2016 and Soles in previous years. We recorded a gain exchange difference of S/16.0 million in 2018, gain exchange difference of S/17.4 million in 2017 and loss exchange difference of S/60.6 million in 2016.

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

As of December 31, 2018, 2017 and 2016, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). As of December 31, 2013, Credicorp’s net foreign exchange balance was the sum of its positive open non-U.S. Dollar positions (net long position) less the sum of its negative open non-U.S. Dollar positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock). For further detail, see “Item 11. Quantitative and qualitative disclosures about market risk – (10) Foreign Exchange Risk".

2.3.7 Income Taxes

We are not subject to income taxes, taxes on capital gains, capital transfers or equity or estate duty under Bermuda Law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP Stand-alone, are subject to corporate taxation on income under Peruvian Tax Law. At December 31, 2018 and 2017, the Peruvian statutory income tax rate was 29.5 percent on taxable profit after calculating the workers’ profit sharing, which is determined using a 5.0 percent rate.

An additional 5.0% withholding tax is applied on dividends, which we register as income tax based on the liquid amount received from BCP Stand-alone, Grupo Credito and Pacifico Seguros. Through Legislative Decree N°1261, published on December 11, 2016, the withholding tax on dividends for the profits generated was increased according to the following terms:

Rate for the profits generated in the years	%
Until 2014	4.1
2015 and 2016	6.8
From 2017 onward	5.0

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

The Bolivian statutory Income Tax rate is 25.0 percent. Financial entities have an additional rate if the ROE exceeds 6 percent. In that case, an additional 25.0 percent must be considered, with which the rate becomes 50 percent.

In the case of Chile, the first category income tax rate for domiciled legal entities who have opted for the attributed regime, is 25.0% for the year 2017 onwards, and for those under the partially integrated system, it is 25.5% for the year 2017 and 27.0% for the year 2018 onward. On the other hand, individuals or legal entities non-domiciled in Chile will be subject to an additional tax of 35.0%. Credicorp Capital Holding Chile, together with all of its subsidiaries opted for the partially integrated regime.

In the case of Colombia, the income tax rate for the year 2017 was 34.0% plus a surcharge of 6.0%. In the year 2018, the rate was 33.0% plus a surcharge of 4.0%. For 2019, Colombian corporate income tax rate is, in general, 33% and will decrease to 32% in 2020, 31% in 2021 and 30% as from 2022. However, a temporary surtax will be applied only to financial institutions whose taxable income equals to or exceeds USD 1,3 million aprox. (CC Fiduciaria, our Colombia trustee company, is eligible for this surtax). In 2019 the surtax rate is 4%, in 2020, 3%; and 3% in 2021.

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2018, 2017 and 2016, no taxable income was generated from their operations in the United States of America.

Tax expenses paid by the subsidiaries increased to S/1,520.9 million in 2018 from S/1,393.3 million in 2017, which was an increase from S/1,281.4 million in 2016. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2018, 2017 and 2016 were 27.20 percent, 24.99 percent and 26.20 percent, respectively. For further detail, see Note 18 to the Consolidated Financial Statements.

(3)	Financial Position

3.1	Total Assets

The following table shows changes to the principal assets of Credicorp from 2016 through 2018:

	2016	2017	2018	2018-2017	2017-2016
	Soles in millions			% Change	% Change
Cash and due from banks	16,646	23,222	22,169	(4.5)	39.5
Cash collateral, reverse repurchase agreements and securities borrowings	10,920	7,480	4,083	(45.4)	(31.5)
Investments:
At fair value through profit or loss	4,015	4,025	3,512	(12.7)	0.2
At fair value through other comprehensive income	-	-	25,196	100.0	-
Available-for-sale	18,686	24,424	-	(100.0)	30.7
Amortized cost	-	-	4,155	100.0	-
Held-to-maturity	5,118	4,413	-	(100.0)	(13.8)
Net loans	90,562	95,977	105,807	10.2	6.0
Other assets (1)	10,488	10,931	12,341	12.9	4.2
Total assets	156,435	170,472	177,263	4.0	9.0

(1) Includes financial assets designated at fair value through profit and loss, premiums and other policies receivable, accounts receivable from reinsurers and coinsurers, property, furniture and equipment, due from customers on acceptances, intangible assets and goodwill, and other assets.

As of December 31, 2018, Credicorp had total assets of S/177.3 billion, an increase of 4.0% compared to total assets of S/170.5 billion as of December 31, 2017. In 2016, total assets were S/156.4 billion. In 2018, net loans increased by 10.2%.

As of December 31, 2018, our total loans, which correspond to direct loans including accrued interest and excluding unearned interest, were S/110,759.4 million that represented 62.5% of total assets. Loans net of allowance for loan losses, were S/105,807.0 million. As of December 31, 2017, our total loans were S/100,477.8 million, which represented 58.9% of total assets, and net of allowance for loan losses were S/95,977.3 million. From December 31, 2017 to December 31, 2018 our total loans and loans net of allowance for loan losses increased by 10.2%.

Our total deposits with the BCRP increased to S/13,206.9 million as of December 31, 2018 from S/15,136.2 million as of December 31, 2017 (our total deposits with the BCRP were S/8,642.7 million in 2016). As of December 31, 2018 our securities holdings include investments at fair value through profit or loss, investments at fair value through other comprehensive income and amortized cost investments which amount to S/32,863.1 million. As of December 31, 2017 and 2016 our securities holdings include investments at fair value through profit or loss, available-for-sale and held-to-maturity investments which amount to S/32,862.0 million and S/27,819.1 million, respectively. The increase of the securities portfolio in 2017 from 2016 was 18.1% and primarily due to higher investments in governments’ treasury bonds, certificates of deposit BCRP and corporate, leasing and subordinated bonds.

(i)	Loan evolution

The increase of 10.2% of Credicorp’s total loans from 2017 to 2018 was a result of the expansion achieved in all business segments and subsidiaries, with the exception of loans at ASB. The following table shows the composition of Credicorp’s total loan portfolio in year-end balances:

Total year-end	2016	2017	2018	2017 - 2016	2018- 2017	2018 - %		2017-%
balances	Soles in millions			% Change		LC	FC(1)	LC	FC(1)
BCP Stand-alone (2)	79,102	83,044	92,377	5.0	11.2	61.6%	38.4%	61.7%	38.3%
Mibanco	8,712	9,471	10,048	8.7	6.1	99.2%	0.8%	98.8%	1.2%
Bolivia	5,486	6,309	7,251	15.0	14.9	-	100%	-	100.0%
ASB	3,128	2,675	2,504	(14.5)	(6.4)	-	100%	-	100.0%
Others (3)	(1,659)	(1,021)	(1,421)	N/A	N/A	-	-	-	-
Total loans	94,769	100,478	110,759	6.0%	10.2%	59.1%	40.9%	59.3%	40.7%

(1)	Includes mainly US dollar currency and other foreign currencies (BOB, COP, CLP).
(2)	Includes BCP Panama, BCP Miami, do not include the loan of BCP to Credicorp for the sale of BCI shares.
(3)	Includes other banking and elimination for consolidation.

As of December 31, 2018 approximately 59.1% of Credicorp total loans were denominated in local currency, mainly as a result of BCRP’s de-dollarization program that set, among other points, goals for progressive de-dollarization by June 2015, December 2015, December 2016, December 2017 and December 2018 for the following portfolios:

▪	the total foreign currency portfolio (excluding loans for foreign trade and loans issues for more than 3 years for amounts that exceed US$10 million); and

▪	the mortgage and car portfolios as a whole.

In 2018, growth in loans was noteworthy and led mainly by Wholesale Banking, followed by the Mortgage segment. BCP Stand-alone’s wholesale banking segment posted an increase of 9.7% in average daily balances. This was due to the increase of 17.9% registered in middle-market segment, primarily due to medium and long-term financing and to a lesser extent, to the increase posted by loans for working capital, followed by the increase of 5.3% registered in the corporate banking segment, where expansion was generated primarily by loans for working capital. BCP Stand-alone’s retail banking loan book grew 8.8% in average daily balances due primarily to expansion in local currency loans across most of the portfolio’s segments. This growth was led by the Mortgage, SME-Pyme and Consumer segments. The variation in retail banking was due to:

▪	Mortgage loans grew 9.4% as a result of loan expansion in the LC portfolio. Since mid-2013, disbursements in mortgage loans have been made primarily in LC, even reaching a level of 100% of disbursement in LC in most months.

▪	SME-Pyme loans grew 9.3% as a result of loan expansion in the LC portfolio.

▪	The Consumer segment posted growth of 10.1% in 2018, mainly due to expansion of the LC portfolio. This reflects the decision made to resume growth in the segment.

▪	The SME-Business loans grew 6.8% in 2018. The increase was in mainly in FC portfolio. Although approximately 54% of loans in this segment are denominated in foreign currency, the total SME-Business loans only represent approximately 5% of Credicorp’s total portfolio.

The Credit Card segment reported growth of 6.8%, due mainly to the expansion in the LC portfolio. The FC loans in the credit card segment are associated with purchases in U.S. Dollars outside of Peru made over the internet or during trips by clients who pay in full at the payment date.

Mibanco’s loan portfolio grew 8.7% in 2018 due to the recovery in loan origination started in 2016, after the acquisition of Mibanco and a subsequent clean-up process during 2015, and in line with an improvement in the productivity of the sales force as this subsidiary continued to implement its strategy for financial inclusion (new clients in the System) while accompanying clients that are growing their businesses. However, the speed of origination is still below Mibanco’s expected potential since Mibanco focus on prioritizing portfolio quality over accelerating the pace of loan growth.

BCP Bolivia and ASB loans accounted for 9.0% of Credicorp’s total loan portfolio. BCP Bolivia loan portfolio increased 15.7% and ASB loan portfolio decreased -6.1% in 2018. BCP Bolivia’s increase in loans was mainly driven by the expansion of its wholesale banking segment.

The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:

Local currency	2016	2017	2018	2017 - 2016	2018 - 2017
year-end balances	Soles in millions			% Change
BCP Stand-alone	49,032	51,214	56,921	4.5	11.1
Mibanco	8,536	9,355	9,964	9.6	6.5

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:

Foreign currency	2016	2017	2018	2017 - 2016	2018 - 2017
year-end balances	U.S. Dollars in millions			% Change
BCP Stand-alone	8,960	9,821	10,512	9.6	7.0
Mibanco	53	36	25	(32.1)	(30.2)
Bolivia	1,635	1,947	2,150	19.1	10.5
ASB	932	825	742	(11.5)	(10.1)

The following table shows the composition of BCP Stand-alone’s loan portfolio, measured in average daily balances. The table includes average daily balances for the following years:

	2016	2017	2018	2017 - 2016	2018 - 2017
	Soles in millions			% Change	% Change
Wholesale Banking	41,479	41,004	45,000	-1.1%	9.7%
Corporate*	27,602	26,616	28,037	-3.6%	5.3%
Middle-Market*	13,876	14,388	16,963	3.7%	17.9%
Retail Banking	35,643	36,792	40,045	3.2%	8.8%
SME-Business*	4,770	4,992	5,332	4.7%	6.8%
SME-Pyme	7,557	8,148	8,903	7.8%	9.3%
Mortgage*	12,554	12,775	13,977	1.8%	9.4%
Consumer	6,453	6,556	7,218	1.6%	10.1%
Credit card	4,308	4,321	4,615	0.3%	6.8%
Total loans	77,122	77,796	85,045	0.9%	9.3%

* Please be advised that starting on 2018 we have split the "Others" category among the Corporate, Middle-market, SME- Business and Mortgage segments.

(ii)	Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 2.82% at the end of 2018, 19 basis points lower than the 3.01% ratio recorded at the end of 2017 (2.77% at the end of 2016). The decrease reported in our internal overdue ratio over the last year reflects the higher pace of growth of total portfolio compared to the one registered by internal overdue loan balances. The non-performing loan ratio remained relatively stable year-over-year primarily due to growth in refinanced loans.

It is important to keep in mind that traditional delinquency ratios like internal overdue loan and non-performing loan ratio continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

An analysis of the internal overdue ratio by business segment shows that:

▪	Wholesale Banking closed the year with an internal overdue ratio that was lower than the ratio reported last year (0.27% in 2018, 0.47% in 2017 and 0.29% in 2016). The ratio continued to reflect the low delinquency levels that characterize this business.

▪	In the SME-Business segment, the internal overdue ratio increased 78 basis points as compared to 2017 level (5.37%, 4.59% and 4.49% in 2018, 2017 and 2016, respectively). The aforementioned was due primarily to growth in the internal overdue loans portfolio, which reflects the deterioration in the situation of a small number of clients. It is important to note that this segment maintains risk quality indicators that are comfortably within the risk appetite that has been set for this segment, where the objective is to maximize the portfolio’s profitability while seeking an adequate balance between risk quality and portfolio growth. The clients in the SME-Business segment have a high level of real estate coverage, which is currently at approximately 70%.

▪	The SME-Pyme segment reported a decrease in its internal overdue ratio (12.03%, 12.61% and 12.41% in 2018, 2017 and 2016, respectively. This was attributable, to a large extent, to the improvement registered in the risk quality of new loans after adjustments were made to the business model. It is worth mentioning that the level of real estate collateral in this segment is approximately 50%.

▪	The Mortgage segment reported a decrease in its internal overdue ratio (2.99%, 3.14% and 2.66% in 2018, 2017 and 2016, respectively), given that the pace of growth of total loans increased after mortgage loan origination accelerated, and followed by the sale of non-performing loans under judiciary process during the first quarter of 2018.

▪	The Consumer segment’s internal overdue ratio in 2018 was 2.01%, a decrease from 2.93% in 2017 (3.02% in 2016). This was mainly attributable to a decrease in IOL loans, which was due primarily to on-going improvements in the risk quality of new vintages and to a lesser extent, to an increase in the speed of growth of total loans after adjustments were made in origination guidelines and campaigns were rolled out to offer more advantages to clients. These efforts focus on accelerating growth in this segment. It is important to note that the portfolio is within the organization’s appetite for risk, and that the portfolio’s risk profile continues to improve in comparison to the level posted by vintages from 2015 or before, which led to the delinquency problem. This improvement has been achieved due to the different initiatives for risk management and collections that are in place. The portfolio’s new composition reflects the calibrated profile generated by the change in the risk policy for admissions.

▪	The Credit Card segment’s internal overdue ratio in 2018 was 3.49%, which was a decrease from 4.79% in 2017 and 4.65% in 2016. This decrease reflects (i) the decrease of the internal overdue loans in line with the improvement in the quality of risk of new vintages and in the portfolio mix after corrective measures were applied to address the delinquency problem that emerged at the end of 2015, and (ii) an increase in the portfolio’s pace of growth.

▪	Mibanco’s internal overdue ratio was 5.20% at the end of 2018, higher than the 4.68% of 2017 (4.39% in 2016), after a deterioration in portfolio risk quality that was identified in the first quarters of the year led the sales force to prioritize collections efforts over origination. These efforts have already begun to show good results. It is important to note that this business’s indicators are within the organization’s appetite for risk.

▪	BCP Bolivia’s internal overdue ratio has remained at very low and stable levels this year (1.89% in 2018, 1.88% in 2017 and 1.80% in 2016).

Provisions for loan losses (the P&L account) decreased by 14.4%, in line with:

(i)	the improvement of the risk quality at BCP Stand-alone portfolio, mainly at Consumer and Credit card segments, in line with improvements that were made in commercial and risk management over the last 3 years, and to a lesser extent, the reversal of provisions for Lava Jato case clients;

(ii)	the higher provisions required in 2017 due to Fenomeno El Nino and Lava Jato Case, which were not required in 2018.

The latter, coupled with portfolio growth resulted in the cost of risk to improve, reaching a 1.38% level in 2018 (1.78% level in 2017 and 1.88% level in 2016).

At the end of 2018, the coverage ratio was 158.9%, which was an increase from the 149.0% recorded at the end of 2017 (160.6% at the end of 2016), given that growth in the allowance for loan losses outpaced the one of the internal overdue loan portfolio.

3.2	Total Liabilities

	2016	2017	2018	2018 - 2017	2017 - 2016
	Soles in millions			% Change
Time deposits	22,531	30,184	30,427	0.8	34.0
Demand deposits	28,506	29,770	32,515	9.2	4.4
Saving deposits	26,684	28,633	32,594	13.8	7.3
Severance indemnity deposits	7,118	7,171	7,571	5.6	0.7
Bank's negotiable certificates	744	959	877	(8.6)	28.9
Interest payable	333	453	567	25.2	36.0
Total deposits	85,916	97,170	104,551	7.6	13.1

Payables from to repurchase agreements and security lending	15,128	13,416	9,415	(29.8)	(11.3)
Due to banks and correspondents	7,494	7,997	8,448	5.6	6.7
Bonds and notes issued	15,940	16,242	15,458	(4.8)	1.9
Other liabilities (1)	11,840	13,393	15,125	12.9	13.1
Total liabilities	136,318	148,218	152,997	3.2	8.7
(1)	Includes banker’s acceptances outstanding, accounts payable to reinsurers, financial liabilities at fair value through profit or loss, technical reserves for insurance claims and premiums and other liabilities.

As of December 31, 2018, we had total liabilities of S/153.0 billion, a 3.2% increase from S/148.2 billion as of December 31, 2017, which was an increase compared to S/136.3 billion in 2016.

As of December 31, 2018, we had total deposits of S/104.6 billion, a 7.6% increase from S/97.2 billion on December 31, 2017 which was a 13.1% increase compared to S/85.9 billion in 2016.

We have structured our funding strategy around maintaining a diversified deposit base. As of December 31, 2018, Credicorp accounted for 42.8% of all total savings deposits in the Peruvian banking system, 36.9% of all demand deposits in the Peruvian banking system, 34.9% of all time deposits in the Peruvian banking system and 37.3% of all total deposits in the Peruvian banking system, the highest of any Peruvian bank in all three types of deposits, according to the SBS. As of December 31, 2018, we had 46.1% of the entire Peruvian banking system’s Severance indemnity deposits, a decrease from 46.3% as of December 31, 2017 and 47.2% as of December 31, 2016, according to the SBS. We believe that we have traditionally attracted a high percentage of the savings, demand and time deposits market because of our reputation as a sound institution, our extensive branch network and the quality of our service.

As of December 31, 2018 we had total bonds and notes issued of S/15.5 billion, a 4.8% decrease from S/16.2 billion as of December 31, 2017, which was an increase of 1.9% compared to S/15.9 billion in 2016. The on-going reduction in BCRP instruments, which have been replaced by lower cost and time deposits, is noteworthy.

As of December 31, 2018 we had total due to banks and correspondents of S/8.4 billion, a 5.6% increase from S/8.0 billion as of December 31, 2017, which was an increase of 6.7% compared to S/7.5 billion in 2016. The increase in due to banks and correspondents was associated with growth in due-to banks with foreign banks, mainly through BCP Stand-alone.

3.2.1 Funding Structure

At the end of 2018, Credicorp’s total funding was S/136.3 billion, which represents a 6.8% increase as compared to 2017’s figure (S/ 133.2 billion and S123.5 billion at the end of 2017 and 2016, respectively).

Credicorp’s funding structure, throughout 2018, was characterized by on-going growth in Total deposits and a continuous increase in Deposits’ share of total funding, which represents the main source of financing with a share of 76.7% (2017 and 2016 share was of 72.9% and 69.7%, respectively).

Increase in deposits was mainly associated to savings deposits and non interest-bearing demand deposits, which represent approximately 57% of total deposits at the end of 2018, in comparison to the 55% at the end of 2017. Both of these types of deposit are considered low-cost alternatives within the mix of deposits. Within other funding sources, analysis shows an on-going drop in the volume of BCRP instruments since 2016, when they represented 9.1% of total funding. This funding source has been replaced primarily by lower-cost deposits.

3.3 Total Equity

	2016	2017	2018	2018 - 2017	2017-2016
	Soles in millions			% Change
Capital stock	1,319	1,319	1,319	-	-
Treasury stock	(209)	(209)	(208)	(0.5)	-
Capital surplus	281	272	246	(9.6)	(3.2)
Reserves	13,539	14,648	17,599	20.1	8.2
Other reserves	1,210	1,456	708	(51.4)	20.3
Retained earnings	3,517	4,271	4,175	(2.2)	21.4
Equity before non-controlling interest	19,657	21,757	23,839	9.6	10.7
Non-controlling interest	460	497	427	(14.1)	8.0
Total equity	20,117	22,254	24,266	9.0	10.6

As of December 31, 2018, we had total equity of S/24.3 billion, a 9.0% increase from S/22.3 billion as of December 31, 2017, which was an 10.6% increase compared to S/20.1 billion in 2016.

During 2018, 2017 and 2016 the shares have been 94,382,317 at US$5.00 par value. As mention in Note 17 of Consolidated Financial Statements, at December 31, 2018 treasury stock comprises the par value of 14,883,274 shares of Credicorp, which include 14,620,846 corresponds to Credicorp’s shares held by ASHC, a subsidiary of Credicorp, as it is explained in “Item 7. Major Shareholders and Related Party Transactions – 7. A Major Shareholders”. The remaining 262,428 shares correspond to the Long-term compensation program of Credicorp for its key employees.

At the Board meetings held on February 28, 2018, February 22, 2017 and February 24, 2016, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,933.6 million, S/2,355.0 million and S/2,316.4 million, respectively.

During 2018, 2017 and 2016, Credicorp paid cash dividends, net of the effect of treasury shares, of approximately US$343.5 million, US$298.1 million and US$184.7 million, respectively (equivalent to approximately S/1,130.4 million, S/980.0 million and S/653.3 million, respectively). In this sense, during the years 2018, 2017 and 2016, cash dividend payouts per share totaled US$4.3, US$3.7 and US$2.3, respectively in accordance with current Peruvian legislation; there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2018 and 2017 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax and at December 31, 2016, the withholding rate was 6.8 percent.

(4)	Lines of Business

4.1	Universal Banking

4.1.1	Assets Structure (excl. Mibanco y B. Privada)

BCP Stand-alone

At the end of 2018, BCP Stand-alone total assets amounted to S/ 132.8 billion, which represents a 3.5% increase compared to 2017’s figure (S/ 128.3 billion in 2017 and S/ 117.3 billion in 2016). The increase in total assets in 2018 was mainly explain by the growth of our loan portfolio, which grew by 11.2% in 2018 (5.0% in 2017 and 8.0% in 2016).

As of December 31, 2018, BCP Stand-alone’s total loans, measured in average daily balances, expanded 9.3% year-over-year. This growth was, primarily due to:

- The growth in Middle-Market loans, due to medium and long-term financing and to a lesser extent, to the increase posted by working capital loans.

- The other segments that contributed to the annual loan growth were: Corporate Banking and Mortgage loans.

For review a further analysis business segment please see “Item 5.A Operating results – (3) Financial position – 3.1 Total Assets – (i) Loan evolution”.

BCP Bolivia

At the end of 2018, BCP Bolivia amounted to S/ 9.9 billion, which represents a 9.2% increase compared to 2017’s figure (S/ 9.1 billion in 2017 and S/ 7.9 billion in 2016). The increase in total assets in 2018 was mainly explain by the growth of our loan portfolio, which grew by 14.9% in 2018 (15.0% in 2017 and 25.7% in 2016).

4.1.2	Portfolio Quality

BCP Stand-alone

At the end of 2018, the IOL ratio at BCP Stand-alone fell from 2.95% in 2017 to 2.65% at the end of 2018. The ratio in 2018, similar to 2017, posted a stable evolution and was within the organization’s appetite for risk. For an analysis of the ratio per business segment please see “Item 5.A Operating results – (3) Financial position – 3.1 Total Assets – (ii) Portfolio quality” bullets one to six.

BCP Stand-alone net provisions for loan losses (expense of the P&L) fell 20.4%, which was primarily due to (i) the improvement posted in the quality of risk of the Consumer and Credit Card portfolios and, to a lesser extent, the reversal of provisions for Lava Jato case clients, and (ii) the increase in provisions registered last year to cover the El Nino Phenomenon and the Lava Jato case. In this context, the cost of risk fell from 1.58% in 2017 to 1.13% in 2018 at BCP Stand-alone.

BCP Bolivia

BCP Bolivia’s internal overdue loan ratio remained at low and stable levels (1.90% in 2018, 1.88% in 2017 and 1.80% in 2016).

4.1.3	Funding Structure

BCP Stand-alone

At the end of 2018, BCP Stand-alone total funding increased 2.3% (in comparison to 8.5% in 2017 and -0.3% in 2016), mainly due to Total deposits, which increased 8.3% and, in to a lesser extent, to Due to banks and correspondents that increased 9.9% for fiscal year 2018.

Total deposits on-going growth reflected an increase in its share of total funding, which represented 74.0% for 2018 (in comparison to 69.9% and 66.1% for 2017 and 2016, respectively). The aforementioned was mainly due to (i) growth in savings deposits, +13.1% YoY, which reflects the results of campaigns to capture savings, mainly through digital channels, and (ii) the increase in non- interest-bearing demand deposits, +12.9% YoY, due to an increase in the average balances of current accounts held by Wholesale Banking clients.

The increase in Deposits offset the reduction of (i) BCRP Instruments and (ii) Bonds and subordinated debt.

BCP Bolivia

At the end of 2018, BCP Bolivia increased its total funding in 9.8%, in comparison to 16.4% in 2017, and 9.6% in 2016. This is attributed to an increase in (i) total deposits, and (ii) Bonds and subordinated debt.

4.2	Microfinance

4.2.1	Assets Structure

Mibanco’s total assets amounted to S/ 13.2 billion at year end 2018 (compared to S/ 12.4 billion as of December 31, 2017, and S/ 11.2 billion as of December 31, 2016). The 6.9% increase in total assets in 2018 as compared to 2017 was a result of: (i) the growth of Mibanco’s loan portfolio and (ii) an increase in fair value through other comprehensive income investments.

As of December 31, 2018, Mibanco’s total loans increased 6.1% year-over-year (compared to 8.8% and 10.1% increases in 2017 and 2016, respectively). This increase was mainly attributable to the growth in Mibanco’s loans to small enterprises, which grew by 9.2% in 2018 (compared to increases of 11.8% in 2017 and 13.0% in 2016) and to microenterprises, for which Mibanco’s total loans grew by 2.7% in 2018 (compared to increases of 8.2% in 2017 and 5.8% in 2016), segments that maintain the largest share of Mibanco portfolio mix with 58.5% and 28.2%, in 2018, respectively. Mibanco’s loan portfolio is highly concentrated in Soles (representing 99.2% of total loans as of December 31, 2018, 98.8% as of December 31, 2017, and 98.0% as of December 31, 2016).

The increase of 9.1% in investments in 2018 (compared to an increase of 20.4% in 2017 and an increase of 7.9% in 2016) was related to purchases of BCRP´s certificates of deposit and of government bonds from Peruvian and Colombia, as an investment-diversification strategy.

4.2.2	Portfolio Quality

Mibanco’s internal overdue ratio (which includes loans under legal collection) was 5.20% as of December 31, of 2018, less than the average of the Peruvian microfinance system but 52 basis points higher than the 4.68% ratio recorded as of December 31, 2017 (and the 4.39% ratio as of December 31, 2016). The increase in 2018 was mainly attributable to: (i) the last vintages of the skip program offered to clients affected by El Nino Phenomenon matured in early 2017, which affected the ability to pay of our customers both directly and indirectly (that is, through the chain of payments); and (ii) the imbalance in the loan officers’ time allocation between loan origination and collections in line with some initiatives to improve loan growth. The balance was restored after applying adjustments to fine-tune the allocation of time between loan origination and collections. Mibanco’s coverage of non-performing loans was 142.2% as of December 31, 2018 (compared to 148.9% and 153.5% as of December 31, in 2017 and 2016, respectively) which is better than the average level observed in the microfinance system (around 108%).

Mibanco’s cost of risk, defined as provisions for loan losses over total loans, was 4.3% for 2018 and was relatively stable in comparison to 2017’s level (4.2% in 2017 and 3.1% in 2016).

4.2.3	Funding Structure

As of December 31, 2018, Mibanco’s total liabilities were S/11.3 billion, which represents a 6.1% increase compared to 2017’s total (S/10.7 billion and S/9.7 billion as of December 31, in 2017 and 2016, respectively), similar to Mibanco’s loan growth rate in 2018. Mibanco’s funding structure, throughout 2018, was characterized by an increase in deposits’, and a decrease in bonds’ and due to banks’ shares of its total liabilities.

Deposits continued to represent most of Mibanco’s total liabilities, with a share of 75.2% for 2018 (compared to 70.2% in 2017 and 66.8% in 2016). Mibanco’s increase in deposits was mainly attributable to growth in its time deposits (9.7% from 2017) and saving deposits (15.5% from 2017). The increases in time deposits and saving deposits reflected Mibanco´s strategy to increase the share of retail deposits in its funding structure to decrease the cost of funds and its depositors’ concentration levels.

Mibanco’s due to banks remained at the same level, as their cost in the market decreased. Mibanco’s bond financing decreased in line with the maturity of these securities.

4.2.4	Financial ratios

Mibanco’s net profit was S/ 462.1 million in 2018, 15.8% higher than its S/ 399.1 million reported in 2017 (compared to S/336.0 million in 2016). Mibanco’s net profit attributable to Credicorp was S/ 445.2 million in 2018, 19.7% higher than the S/ 371.9 and S/ 313.1 reported in 2017 and 2016, respectively.

The ROAE of Mibanco´s contribution to Credicorp in 2018 was 25.9%, higher than the one of 2017 (24.4% and 23.0% in 2017 and 2016, respectively). The improvement of the performance in 2018 reflected (i) growth in net interest income, which was driven by interest income from loans and the decrease in cost of funds, and (ii) increase in non-financial income. However, Mibanco’s NIM in 2018 was 15.62%, 9 bps lower than its NIM in 2017 (15.71% in 2017 and 14.87% in 2016), because the growth rate of loans outpaced the one of net interest income mainly due to increased competition in the market.

In 2018, Mibanco’s efficiency ratio was 48.6%, lower than its 50.6% and 56.4% ratios in 2017 and 2016, respectively, since the increase in operating income offset growth in operating expenses, which were primarily associated with projects that were rolled out throughout the year.

4.3	Insurance & Pensions

(i) Grupo Pacifico

Grupo Pacifico’s net profit before non-controlling interest was S/353.3 million in 2018, 8.7% higher than its S/325.0 million reported in 2017 (compared to S/303.3 million in 2016). Higher net profit was mainly associated to an increase in (i) life insurance business, which represented S/ 251.5 million in 2018, 26.0% higher than the S/199.5 million reported in 2017 (compared to S/193.9 million in 2016); and, (ii) corporate heatlh insurance and medical services (includes only 50% of business due to association with Banmedica), which represented S/50.2 million in 2018, 21.8% higher than the S/41.2 million reported in 2017 (compared to S/27.8 million in 2016). The aforementioned was attenuated by (iii) P&C insurance business, which represented S/33.5 million in 2018, 56.3% lower than its S/76.8 million reported in 2017 (compared to S/70.6 million in 2016).

Grupo Pacifico’s net profit attributable to Credicorp was S/ 349.1 million in 2018, 8.8% higher than the S/ 320.9 reported in 2017.

Grupo Pacifico’s 8.7% growth in net profit before non-controlling interest from 2017 was due to (i) an important growth in written premiums; (ii) higher net financial income; (iii) efficiency in acquisition cost and lower operating expenses ratios; (iv) an increase in other income due to a release of provisions from previous years; and (v) a decrease in income tax. All the aforementioned was attenuated by the increase in net claims in the P&C business.

Written premiums(1)

Soles in thousands	2016(2)	2017(2)	2018
TOTAL WRITTEN PREMIUMS (3)	2,757,047	2,943,862	3,372,639
Property and Casualty Business	1,454,321	1,406,879	1,512,342
Commercial Lines	494,269	441,817	469,733
Personal Lines	195,982	196,643	213,296
Automobile	382,340	374,683	382,269
Medical Assistance	381,730	393,736	447,044
Life Business	1,302,726	1,536,983	1,860,297
Annuities Line	222,074	358,481	561,098
Credit Life	354,841	415,728	477,493
Individual Life	325,031	332,781	364,822
Group Life	209,093	217,577	231,520
Disability and Survival	127,846	144,398	152,512
Personal Accident	63,839	68,018	72,851

(1) The association with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) must be reported as an investment in subsidiaries and do not consolidate in Grupo Pacifico financial statements. Both businesses are managed by Banmedica and Grupo Pacifico receives 50% of net earnings.

(2) The concept of policy fee was not reclassified as written premium in 2016 and 2017.

(3) Without eliminations

Grupo Pacifico reported written premiums of S/3,372.6 million in 2018, which represent an increase of 14.6% compared to 2017. This was mainly attributable to the medical assistance, personal lines, annuities and credit life businesses.

Financial ratios

Grupo Pacifico’s ROAE was 12.9% in 2018, higher than it’s 12.5% in 2017; this was explained by: (i) higher net profit in life insurance business, (ii) continuous growth in health insurance and medical services attenuated by (iii) higher growth in net claims and acquisition cost in the P&C business.

ROAE(1)	2016	2017	2018
Grupo Pacifico	13.6%	12.5%	12.9%
Grupo Pacifico(2)	16.1%	15.8%	16.0%

(1) Annualized and average are determined as the average of period beginning and period ending. Includes 50% of corporate health insurance and medical services business results due to the agreement with Banmedica. Figures do not include eliminations for Credicorp’s consolidation purposes
(2) Exclude unrealized gains or losses.

Property and Casualty business

Grupo Pacifico’s P&C insurance business achieved net profit of S/33.5 million in 2018, 56.3% lower than the S/76.7 million reported in 2017. This decrease is attributable to (i) an increase in loss ratio and acquisition cost and (ii) lower financial income, but; this was mitigated by (i) an increase of written premiums; (ii) a lower operating expenses ratio and (iii) a decrease in income tax.

Grupo Pacifico’s loss ratio in 2018 (57.1%) was higher than its loss ratio in 2017 (54.1%). This increase was due to a growthin medical assistance and automobile insurance claims.

Acquisition cost increased 19.5%, which was attributable to (i) a change in how the policy fee is reported, which was previously classified as an acquisition cost but is currently considered as part of written premiums and accrues over 12 months and; (ii) higher underwriting expenses in automobile insurance.

Grupo Pacifico’s P&C insurance business reported written premiums of S/1,512.3 million in 2018, which represented an increase of 7.5% compared to 2017. This increase was mainly attributable to growth in the medical assistance, personal lines and to a lesser extent in commercial lines and automobile insurance.

Net profit and selected ratios Grupo Pacifico - P&C business (1)

Soles in thousands	2016(2)	2017(2)	2018
Written premiums	1,454,321	1,406,879	1,512,342
Net earned premiums	987,024	988,111	1,051,499
Net claims	508,758	534,212	600,400
Acquisition cost (3)	159,376	176,960	211,473
Underwriting result	318,889	276,939	239,625
Net financial income	51,120	69,832	52,663
Total expenses	232,419	247,193	256,813
Other income/loss	-4,172	20,404	12,101
Translation result	-1,324	632	498
Gain (loss) from Grupo Pacifico and Banmedica agreement	-17,630	-19,757	-14,526
Income tax	43,835	24,101	0
Income before minority interest	70,629	76,757	33,548
Non-controlling interest	0	0	0
Net profit	70,629	76,757	33,548

Loss ratio (4)	51.5%	54.1%	57.1%
Acquisition cost ratio(5)	16.1%	17.9%	20.1%
Operating expenses / net earned premiums	23.5%	25.0%	24.4%
Combined ratio of P&C (6)	91.2%	97.0%	101.6%

(1)	Financial statements without consolidation adjustments.
(2)	The concept of policy fee was not reclassified as written premium in 2016 and 2017
(3)	Fees + Underwriting expenses, net
(4)	Net claims / Net earned premiums.
(5)	Acquisition cost / net earned premiums
(6)	(Net claims / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Life business

Grupo Pacifico’s life insurance business’s net profit was S/ 251.5 million in 2018, 26.0% higher than the S/ 199.5 million reported in 2017. This growth was attributable to (i) an increase in written premiums; (ii) higher financial income; (iii) lower acquisition cost and operating expenses ratios and; (iv) exceptional other income from operational activities; which were offset by an increase in the loss ratio.

Grupo Pacifico’s life insurance business reported written premiums of S/ 1,860.3 million in 2018, which represented an increase of 21.0% compared to 2017. This was associated to higher premiums in all lines of business. In Annuities the increase was due to the launch of new products (“Renta Flex” and “Vida Garantizado Flex”); in credit life, the increase was mainly attributable to new alliances channels; in individual life, the increase was attributable to new products and in group life, the increase was attributable tohigh risk activities (SCTR) and D&S lines.

The life insurance business’s net financial income rose 9.0% from 2017, due to (i) increases in portfolio’s performance in size and rate of return and (ii) an income from the sale of investments in real estate.

The life insurance business’ acquisition cost and operating expenses ratios decreased compared to 2017 as a result of our continued efforts to remain efficient and synergies merger between Pacifico Vida and Pacifico Seguros Generales.

The life insurance business’ loss ratio was 53.5% in 2018 higher than its 49.7% level in 2017, due to a drop-in discount rates used to calculate claims and higher number of cases reported in the D&S line.

Net profit and selected ratios - Life business(1)

Soles in thousands	2016(2)	2017(2)	2018
Written premiums	1,302,726	1,536,983	1,860,297
Net earned premiums	1,250,948	1,416,592	1,737,866
Net claims	582,542	576,675	635,132
Acquisition cost (3)	349,613	407,744	472,184
Reserves	378,921	533,031	726,175
Underwriting result	-60,128	-100,857	-95,625
Net financial income	368,183	415,450	453,028
Total expenses	120,938	124,343	127,675
Other income/loss	9,476	7,760	17,406
Traslations results	-2,616	1,524	4,358
Income before minority interest	193,977	199,533	251,491
Non-controlling interest	0	0	0
Net profit	193,977	199,533	251,491

Loss ratio (4)	46.8%	49.7%	53.5%
Acquisition cost ratio (5)	27.9%	28.8%	27.2%
Operating expenses / net earned premiums	9.7%	8.8%	7.3%
Combined ratio of Life (6)	84.4%	87.3%	88.0%

(1)	Financial statements without consolidation adjustments.
(2)	The concept of policy fee was not reclassified as written premium in 2016 and 2017.
(3)	Fees + underwriting expenses, net
(4)	(Net claims + Financial Income + Reserves)/ Net earned premiums.
(5)	Acquisition cost / net earned premiums
(6)	(Net claims + Financial Income + Reserves / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Corporate Health insurance & Medical services

Corporate health insurance & medical services achieved net profit of S/ 100.4 million 21.8% higher than the S/ 82.4 million reported in 2017. This net profit is explained by (i) higher written premiums; (ii) lower acquisition and operating expenses ratios and (iii) higher Medical services income (S/ 77.0 million respect S/ 59.6 in 2017); this was attenuated by higher net claims.

Net profit and selected ratios - Corporate health insurance & medical services(1)

Soles in thousands	2016(2)	2017(2)	2018
Written premiums	887,116	933,762	1,013,346
Net earned premiums	882,156	927,927	1,002,019
Net claims	742,436	771,793	848,003
Acquisition cost (3)	53,062	54,698	55,520
Underwriting result	86,658	101,437	98,496
Net financial income	5,262	4,491	4,985
Total expenses	69,029	74,154	74,902
Other income/loss	1,638	1,823	5,223
Traslations results	-124	-154	115
Income tax	9,473	10,657	10,538
Net profit Corporate health insurance	14,933	22,784	23,379
Medical Services	40,618	59,642	77,027
Net profit	55,551	82,426	100,405

Loss ratio (4)	84.2%	83.2%	84.6%
Acquisition cost ratio (5)	6.0%	5.9%	5.5%
Operating expenses / net earned premiums	7.8%	8.0%	7.5%
Combined ratio (6)	98.0%	97.1%	97.6%

(1)	Financial statements without consolidation adjustments.
(2)	The concept of policy fee was not reclassified as written premium in 2016 and 2017.
(3)	Fees + underwriting expenses, net
(4)	(Net claims)/ Net earned premiums.
(5)	Acquisition cost / net earned premiums
(6)	(Net claims + Financial Income / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Underwriting, actuarial and reinsurance

Underwriting guidelines for substantially all P&C and Corporate health insurance risks are developed by profit centers in collaboration with the actuarial staff.  Grupo Pacifico’s P&C unit has an engineering staff which inspects most medium and medium-to-large commercial property insured risks prior to underwriting, whereas third party surveyors are employed to inspect smaller risks and/or lower risk property. Pricing and underwriting guidelines, rates and approval thresholds for these risks are periodically reviewed by the profit centers with the actuarial staff, and informed to the risk committee.  Conditions are monitored continuously to ensure they are within competitive market conditions and profitability targets.

Grupo Pacifico’s P&C insurance business transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposures on large individual risks. Reinsurance is placed with reinsurance companies based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. The P&C insurance business acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements and/or the interests of Peruvian clients in the Latin American region.

Historically, Grupo Pacifico’s P&C insurance business has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In 2012 Grupo Pacifico’s P&C insurance business negotiated proportional reinsurance support for this portfolio, which it maintains as of December 31, 2018. Grupo Pacifico’s P&C insurance business has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Grupo Pacifico’s financial condition and/or its operations.

Heavy rains caused by El Nino Phenomenon in early 2017 generated losses in Grupo Pacifico’s P&C insurance business of approximately US$128.8 million (through December 31, 2018), of which approximately 95.0% was ceded to reinsurers & coinsurers. Approximately 5.0% constituted net retained losses, which was within the risk appetite and risk tolerance parameters set by Grupo Pacifico’s risk management unit and approved by our Risk Management Committee.

 In 2018, Grupo Pacifico’s total ceded reinsurance premiums were approximately US$ 165.1 million (approximately 12.5% of total group written premiums), of which approximately 92% were ceded to carriers with A- and above ratings.

Grupo Pacifico’s life insurance business holds excess of loss reinsurance contracts for individual life, personal accident, group life and credit life products; and in the case of work compensation risk insurance and D&S products, a quota share contract is held. Catastrophic reinsurance contracts cover all the Grupo Pacifico’s life lines (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the annuity line. Life premiums ceded to reinsurers represented less than 6% of the life business written premiums in 2018.

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

As of December 31, 2018, the market value of Grupo Pacifico’s investment portfolio was S/9,592 million, which included mainly S/540 million in equity securities, S/1,259 million in investment properties, and S/7,793 million in fixed income instruments. The portfolio is diversified and follows an asset-liability management strategy focused on cash flow, duration and currency matching of assets (portfolio) and liabilities (reserves), and on supporting Grupo Pacifico’s capital structure. Grupo Pacifico’s financial income increased 4.2% in 2018 (to S/505.7 million in 2018, from S/485.3 million in 2017).

(ii) Prima AFP

By December 31, 2018, the number of affiliates in Prima AFP was 2.1 million, higher than in 2017 (1.7 million) and in 2016 (1.5 million); this increase was primarily driven by Prima AFP winning the Third Pension Tender in 2016, as a result of which new members of the SPP join Prima AFP by default.

Prima AFP’s FuMs were S/47.9 billion in 2018, down 3% compared to the prior year (S/49.3 billion), which decrease was driven by withdrawal of funds and the impact of the financial markets’ negative performance. (In 2018, nominal annual yields were 3.6%, 0.7%, -0.9%, and -3.9% for Funds 0, 1, 2, and 3, respectively). In comparison to 2016, FuMs were up 11% from S/43.2 billion. Since 2006, Prima AFP’s funds’ nominal annualized yields were 6.3%, 7.1%, and 6.2% for Funds 1, 2, and 3 respectively, higher than the SPP’s Funds 1 and 2 performances overall, according to the SBS.

Prima AFP’s revenues were S/379.7 million in 2018, lower than the S/384.4 million and S/407.2 million revenues in 2017 and 2016, respectively; the decrease in 2018 was primarily due to the reduction of the administrative fees as result of winning the Third Pension Tender. Additionally, operating expenses, which includes administrative and sale expenses, and depreciation and amortization, were S/171.7 million in 2018, representing a decrease compared to 2017 (S/182.9 million), and 2016 (S/181.3 million), due to our improved efficiency.

Prima AFP’s net profit was S/139.6 million in 2018, which was a slight decrease compared to 2017 (S/140.1 million) and 2016 (S/155.8 million). Prima AFP’s ROAE in 2018 decreased to 22.3%, compared to 22.9% and 26.2% in 2017 and 2016, respectively.

The following table summarizes the administration fees charged by the SPP’s AFPs in 2018:

	Remuneration scheme	Mixed-commission scheme
AFP	Monthly fee on salary	Monthly fee on salary	Annual fee on funds
Prima AFP	1.60%	0.18%	1.25%
AFP Integra	1.55%	0.90%	1.20%
Profuturo AFP	1.69%	1.07%	1.20%
AFP Habitat	1.47%	0.38%	1.25%

As of December 31, 2018, Prima AFP had S/874.6 million in assets (compared to S/882.9 million and S/884.0 million as of December 31, 2017 and 2016, respectively), S/241.3 million in liabilities (compared to S/263.7 million and S/278.0 million in as of December 31, 2017 and 2016, respectively), and shareholders’ equity of S/633.3 million (compared to S/619.2 million and S/606.0 million as of December 31, 2017 and 2016, respectively).

In December 2018, Prima AFP participated in the Fourth Pension Tender; however, it was won by another pension fund. As a result, new members of the SPP will no longer enroll in Prima AFP, beginning in May 2019. From then on, Prima AFP’s growth in affiliates will be driven by transfers from other pension funds.

4.4	Investment Banking and Wealth Management

Our Investment Banking and Wealth Management LoB recorded a net profit of S/ 146 million in 2018 (42% lower than in 2017). The context of high volatility and increases in interest rates in capital markets resulted in a reduction in the mark-to-market valuations of proprietary portfolios that negatively affected its revenues (which decreased by 5% compared to 2017). Despite this context, we managed to maintain our leadership position in financial advisory to corporates in the region, as well as in securities intermediation, and we managed to grow in our asset management and wealth management businesses. In December 2018, a goodwill impairment was recorded in CCH Chile for an amount of S/ 38 million.

(i)	Corporate Finance

Our corporate finance business unit had higher mandates in 2018 compared to 2017. Main highlights were the good results in the lending business in Peru, with outstanding examples such as Pesquera Hayduk and Unacem, as well as a financial lease with Corporacion Aceros Arequipa. On the other hand, the M&A team participated as a financial advisor in large transactions such as Red Megacentro (sale of a portion of shares to Inversiones Siemel) and Agrosuper (purchase of Salmones Friosur), both in Chile. In addition, the Debt Capital Markets (DCM) team got important achievements such as the issuance of bonds of Peruvian issuers in the international market (Peru LNG and Hunt Oil), maintained a leading position in the issuance of bonds in local markets in Peru and Chile, and completed the first issuance of corporate bonds of a foreign issuer in the Colombian market (known as "Dorado Bond"). Finally, the Equity Capital Markets (ECM) team participated in the capital increases of BCI and Falabella, both transactions in Chile.

(ii)	Asset Management

Our asset management business unit once again had an excellent year due to the growth of traditional proprietary (house-brand) funds, highlighting the entry of institutional clients from within and outside the region (+22% compared to 2017), who were attracted by our products complying with the best international standards (funds platform in Luxembourg), competitive returns in local and off-shore funds, and an investment team with high knowledge and specialization in the MILA market. On the side of alternative funds, although with some delays, we continue with the development of local and regional initiatives in Real Estate, Infrastructure and Private Debt. Regarding third-party funds, the main highlight in 2018 is the new placement of funds from Peru, Colombia and Chile clients in alternative funds which generated significant fee income, although we concluded our alliance with other global asset managers. In total, AuMs, including institutional clients and individuals, reached approximately S/ 58 billion, which implies a slight decrease, of 0.8%, compared to 2017.

	2016	2017	2018
	Soles in millions
AuM – Peru (1)	23,970	24,641	25,260
AuM – Colombia	7,530	10,717	11,996
AuM – Chile	16,911	23,112	20,719
Total AuM	48,411	58,470	57,975

Total AuC (2)	65,382	65,519	63,984
(1)	Includes AuMs in ASB. Includes AuM for which there is a service agreement between ASB and Credicorp Capital for the latter to perform functions as Portfolio Manager (ASB funds in millions of Soles are: S/5,876, S/5,885 and S/6,818 in 2016, 2017 and 2018, respectively).

(2)	Assets under Custody.

(iii)	Capital Markets

Our capital markets business unit faced a difficult year due to rising interest rates and volatility in the prices of securities, which caused significant reductions in the value of proprietary positions and a stagnation in the traded volumes of equity securities. In line with our strategy of jointly managing the businesses of Credicorp Capital and ASB, the transfer of the Peruvian Local Fixed Income market-making portfolio to ASB was completed in 2018, and we intend to similarly transfer the Chilean Local Equities portfolio in 2019.

Traded volume	2016	2017	2018
	Soles in millions
Equity securities – Peru [1]	6,974	15,760	10,511
Fixed income – Peru [1]	6,473	11,478	21,572
Equity securities – Colombia [2]	17,551	18,892	17,818
Fixed income – Colombia [2]	248,338	299,423	434,723
Equity securities – Chile [3]	22,181	24,175	27,519
Fixed income – Chile [3]	74,216	98,381	136,932
(1)	Peru: BVL information. Fixed income data also includes information from Datatec platform. Does not include repo operations.
(2)	Colombia: Colombia Stock Exchange information. Fixed income data also includes Banco de la Republica’s information. Does not include repo operations.
(3)	Chile: Santiago Stock Exchange information. Fixed income data includes financial intermediation operations. Equity securities includes operations with investment fund shares and foreign stock. Does not include repo operations.

(iv)	Wealth Management

Our wealth management business unit’s results for 2018 varied by country of operations. Its revenues grew in Peru and Chile, which offset the decline in revenues observed in Colombia. AuMs at the regional level totaled S/ 50.0 billion as of December 31, 2018 (a 10% increase compared to what was observed as of December 31, 2017). In Peru, this business unit’s revenues were boosted by an increase in average deposit balances, but also by growth in commissions for services such as family office and financial planning. Its operations in Chile grew in both revenues and AuMs at double-digit rates from 2017 to December 31, 2018, respectively (16.2% and 18.6%, respectively, as measured in local currency), while its operations in Colombia decreased as to both metrics. In 2019, we intend to standardize this business unit’s investment advisory model on a regional basis and deploy the full value proposition of Wealth Management (including Lending, Wealth & Financial Planning and Ultra-High-Net-Worth Advisory Services).

	2016	2017	2018
	Soles in millions
WM AuMs Peru (1)	29,761	35,282	39,204
WM AuMs Colombia (2)	2,717	3,242	3,221
WM AuMs Chile (2)	4,990	6,906	7,540
Total WM AuMs	37,468	45,430	49,966

Total WM Clients (2)	3,830	3,899	3,757

(1)	Includes AuMs booked in ASB
(2)	Estimated. Includes clients with net worth over US$ 1 million.

The income of our trust services business, which mainly includes income from custody of securities in Peru and administration of trusts in Peru and Colombia, grew 13% compared to 2017. In 2018, this business was selected to manage one of the largest and most complex concessions in Colombia, that of Aseo de Bogota, a US$ 1,800 million deal over a period of eight years.

In 2018, the market value of ASB’s long-term portfolio was also affected by the volatile market situation, interest rate increases, and uncertainty caused by the China-US trade war. This portfolio, which maintained an average balance of just under US$ 1,000 million for most of 2018, and the original objective of which was to earn investment returns from ASB’s excess liquidity, ended 2018 with a reduction of US$ 170 million in the month of December 2018.

5. B	Liquidity and Capital Resources

(1)	Capital Adequacy Requirements for Credicorp

SBS Resolution 11823-2010 established the methodologies for calculating the regulatory capital and capital requirements for financial and mixed conglomerates. Article 4 of SBS Resolution 11823-2010 identifies two categories of consolidated groups: (i) the financial system consolidated group, and (ii) the insurance system consolidated group. A combined group of companies formed by these two categories of entities is called a financial group. The financial system consolidated group, the insurance system consolidated group, and the financial group are each required to hold regulatory capital that is greater than or equal to the capital requirements applicable to each respective group.

The capital requirements applicable to the financial group are the sum of the capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group. The capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group are the sum of the capital requirements applicable to the companies that belong to each respective group. For unsupervised companies, regulatory capital is required to be the greater of: (i) 10% of third party assets and (ii) the ratio of third party assets over total assets multiplied by the sum of paid-in-capital, legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements net of current and past years’ losses.

Article 6 of SBS Resolution 11823-2010, provides that regulatory capital of the consolidated groups comprises the sum of basic capital and supplementary capital and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (that is, earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); and

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

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (ii) of Tier 1 capital net of the deductions in (a), (b), and (c) in this paragraph.

•	Supplementary Capital: Supplementary capital comprises the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;

(ii)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;

(iii)	for banks using the SAM, the generic loan loss provision up to 1.25% of total credit risk-weighted assets; or, alternatively, for banks using the IRB, the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to Article 189 of the Law No. 26702); and

(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital comprises consolidated redeemable subordinated debt that is incurred with the sole purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	for the financial system consolidated group, all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; for the insurance system consolidated group, all investments in shares and subordinated debt issued by other local or foreign insurance companies;

(ii)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;

(iii)	for the financial system group, the amount by which (a) an investment in shares issued by a real sector company which is neither part of the holding nor part of the negotiable portfolio exceeds 15% of the financial system consolidated group’s regulatory capital; and (b) the amount by which the aggregate amount of all investments in shares issued by real sector companies which are not part of the Conglomerate and which are not part of the financial system consolidated group’s negotiable portfolio exceeds 60% of the regulatory capital.

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

Article 10 of SBS Resolution 11823-2010, provides that regulatory capital of the financial group is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital comprises:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (that is, earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); and,

(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS.

(iii)	items deducted from Tier 1 capital include:

a.	current and past years’ losses;

b.	deficits of loan loss provisions;

c.	goodwill resulting from corporate reorganizations or acquisitions; and

d.	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;

(ii)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;

(iii)	the generic loan loss provision included in the supplementary capital of the financial consolidated group; and

(iv)	half of the amount referred to in “Deductions” below.

Tier 3 capital comprises consolidated redeemable subordinated debt computed in the consolidated groups.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;

(ii)	all investments in shares and subordinated debt issued by entities that are part of the Conglomerate but do not belong to any of the consolidated groups;

(iii)	all investment in shares issued by real sector companies that are not part of the Conglomerate and the negotiable portfolio, computed as deductions in the financial system consolidated group.

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group under IFRS rules, as of December 31, 2016, 2017 and 2018:

Regulatory Capital and Capital Adequacy Ratios
Soles in Millions	2016	2017	2018
Capital stock	1,319	1,319	1,319
Treasury stocks	-209	-209	-208
Capital surplus	281	272	246
Legal and other capital reserves (1)	13,539	14,648	17,599
Minority interest (2)	324	349	311
Loan loss reserves (3)	1,338	1,394	1,591
Perpetual subordinated debt	839	729	675
Subordinated debt	5,109	4,521	4,770
Investments in equity and subordinated debt of financial and insurance companies	-729	-664	-648
Goodwill	-636	-636	-591
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-
Deduction for Tier I limit (50% of regulatory capital) (4)	-	-	-
Total Regulatory Capital (A)	21,175	21,723	25,063

Tier I (5)	12,121	12,644	13,498
Tier II (6) + Tier III (7)	9,054	9,079	11,565

Financial Consolidated Group (FCG) Regulatory Capital Requirements	16,495	17,386	19,629
Insurance Consolidated Group (ICG) Capital Requirements	961	913	1,020
FCG Capital Requirements related to operations with ICG (8)	-197	-288	-212
ICG Capital Requirements related to operations with FCG (9)	-	-	-
Total Regulatory Capital Requirements (B)	17,259	18,011	20,437
Regulatory Capital Ratio (A) / (B)	1.23	1.21	1.23
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 12,071 million) and optional capital reserves (PEN 5,528 million).

(2) Minority interest includes Tier I (PEN 311 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Perú, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP Stand-alone and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Soles-based transactions, and 20% for foreign exchange-based transactions. The aggregate average daily ratios of BCP Stand-alone and Mibanco during the month of December 2018 were 30.87% and 38.50% for Soles and foreign exchange-based transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP Stand-alone and Grupo Pacifico complied with all of their payment obligations.

The available sources of excess liquidity for Soles and foreign exchange-based transactions for BCP Stand – alone and Mibanco are as follows. Information with respect to BCP Stand-alone and Mibanco has been aggregated for December 2017 and 2018:

	2014	2015	2016	2017	2018
SOLES RATIO	Soles in thousands	Soles in thousands	Soles in thousands	Soles in thousands	Soles in thousands
CURRENT ASSETS
Cash	2,550,062	2,233,768	2,131,788	2,422,969	2,756,830
Deposits in BCRP and Deposits in Peruvian and foreing banks	831,326	657,023	948,842	760,889	1,022,386
Peruvian Government treasury bonds and BCRP certificates of deposit	3,363,310	6,686,175	8,634,453	12,931,240	11,196,330
Others	14,131		40,411		46,281
Total	6,758,829	9,576,966	11,755,494	16,115,098	15,021,827
CURRENT LIABILITIES
Demand deposits	10,006,248	9,493,236	10,233,993	12,820,189	13,955,403
Saving deposits	10,481,434	11,443,247	12,591,901	14,041,156	22,469,191
Time deposits	7,845,596	10,796,239	11,643,949	12,484,275	10,184,225
Others	608,878	2,180,340	2,582,533	2,408,699	2,045,894
Total	28,942,156	33,913,062	37,052,376	41,754,319	48,654,713
Current ratio	23.35	28.24	31.73	38.60	30.87

	2014	2015	2016	2017	2018
FOREIGN EXCHANGE RATIO	Dollars in thousands	Dollars in thousands	Dollars in thousands	Dollars in thousands	Dollars in thousands
CURRENT ASSETS
Cash	312,437	318,747	413,027	583,988	852,344
Deposits in BCRP and Deposits in Peruvian and foreing banks	4,881,605	4,193,257	3,578,883	4,623,916	4,134,392
Peruvian Government treasury bonds and BCRP certificates of deposit	26,927	123,156	0	171,122	97,867
Others	95,734	216,234	153,400	658	1,290
Total	5,316,703	4,851,394	4,415,310	5,379,684	4,969,135
CURRENT LIABILITIES
Demand deposits	4,675,115	4,604,779	4,682,113	4,602,652	4,727,741
Saving deposits	2,629,064	3,135,044	3,399,034	3,689,212	3,812,589
Time deposits	2,212,701	3,528,667	2,252,924	3,191,678	2,588,207
Others	1,899,361	1,783,898	1,291,847	1,348,370	1,915,356
Total	11,416,241	13,052,388	11,625,918	12,831,912	12,905,385
Current ratio	46.57	37.17	35.66	41.92	38.50

The capability of replacing interest-bearing deposits at their maturity is a key factor in determining liquidity requirements, as well as the exposure to interest and exchange rate risks. BCP Stand-alone’s retail banking group has developed a diversified and stable deposit base and its private banking group has developed a stable deposit base that, in each case, provides us with a low-cost source of funding. This deposit base has traditionally been one of our greatest strengths. The deposit-gathering strategy has focused on products considered as BCP Stand-alone’s core deposits: demand deposits, savings, time deposits and severance indemnity deposits. Other sources of funds and liquidity, which are mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds, and subordinated debt, are of a considerably lower significance compared to our core deposits.

Corporate policies have been implemented by the Group for liquidity risk management. These policies are consistent with the appropiate characteristics of each operating segment, in where each of the Group companies operates. Risk Management heads establish limits and autonomy models to determine the adequate liquidity indicators to be managed

Universal banking and Microfinance

Liquidity risk exposure is based on indicators such as the Internal Liquidity Coverage Ratio (ILCR) which measures the amount of liquid assets available to meet needs that would result from cash outflows within a given stress scenario for a period of 30 days, and the Internal Net Stable Funding Ratio, which is intended to ensure that long-term assets are financed with a minimum number of stable liabilities within a prolonged liquidity crisis scenario (funding crisis); the latter indicator functions as a minimum compliance mechanism that supplements the ILCR. The core limits of these indicators are 100% and any excess is presented to the Credicorp Treasury and ALM Risk Committee, Credicorp Risk Management Committee and ALM Committee of the respective subsidiary. Furthermore, Credicorp has internal appetite risk limits that are monitored and informed to the Credicorp Treasury and ALM Risk Committee.

Insurance

Liquidity risk management follows a particular approach reflecting the nature of the business. For annually renewable businesses, the focus of liquidity is the quick availability of resources in the event of a systemic event (e.g., an earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term insurance businesses, given the nature of the products offered and the contractual relationship with customers, the liquidity risk is not material; rather, the focus is on maintaining a sufficient flow of assets and matching their maturities with the maturities of obligations (e.g., the mathematical technical reserve). For this purpose, there are indicators that measure the asset/liability sufficiency and adequacy, as well as calculations of economic capital subject to interest rate risk.

Pension funds

Liquidity risk management is differentiated between the fund administrator and the funds being managed. Liquidity risk management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported by the collection of commissions. Also, the fund administrator entity does not record unexpected outflows of liquidity, because main financial obligations are payroll payments, taxes, reserve requirements and other accounts payable to suppliers.

Investment banking

Liquidity risk principally affects the security brokerage. In managing this risk, limits on the use of liquidity have been established as well as processed to promote matching maturities by dealing desk. Follow-up liquidity assessments are performed on a daily basis for a short-term horizon covering imminent settlements. If short-term unmatched maturities are observed, repurchase agreements are used. On the other hand, structural risk is not significant given the low levels of debt, which are monitored regularly using financial planning tools.

The following table presents our core deposits, other deposits and other sources of funds without accrued interest:

	At December 31,
	2016	2017	2018
	(Soles in thousands, except percentages)
Core Deposits:
Demand deposits	28,506,270	29,770,276	32,515,163
Savings deposits	26,684,134	28,633,099	32,593,979
Severance indemnity deposits	7,117,685	7,170,934	7,571,375
Total core deposits	62,308,089	65,574,309	72,680,517

Other Deposits:
Time deposits	22,531,305	30,184,314	30,426,744
Bank certificates	743,726	959,051	876,863
Total deposits	85,583,120	96,717,674	103,984,124

Payables from repurchase agreements and security lending	15,127,999	13,415,843	9,415,357

Due to banks and correspondents	7,455,184	7,954,271	8,397,111

Bonds and notes issued	15,750,467	16,049,234	15,270,665

Total sources of funds	123,916,770	134,137,022	137,067,257
Core deposits as a percent of total deposits	72.8%	67.8%	69.9%
Core deposits as a percent of total sources of liquid funds	50.3%	48.9%	53.0%

BCP Stand-alone is required to keep deposits with the Peruvian Central Bank as legal reserves. The amount of required deposits with the Peruvian Central Bank is determined as a percentage of the deposits and other liabilities owed by BCP Stand-alone to its clients. The requirement is currently approximately 5.01% of BCP Stand-alone’s Soles-denominated deposits and approximately 35.12% of BCP Stand-alone’s U.S. Dollar-denominated deposits as of December 31, 2018. See “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.7 The Peruvian Central Bank monetary and macro-prudential policy.” Legal reserves are intended to ensure availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Peruvian Central Bank and our investments in Peruvian Central Bank certificates of deposits:

	At December 31,
	2016	2017	2018
	(Soles in thousands, except percentages)
Funds at Peruvian Central Bank
Deposits	8,642,656	15,136,245	13,206,885
Certificates of deposit	7,062,505	10,026,038	9,829,584
Total funds at Peruvian Central Bank	15,705,161	25,162,283	23,036,469
Total funds at BCRP as a percent of total deposits	18.4%	26.0%	22.2%

BCP Stand-alone at times has accessed Peru’s short-term interbank deposit market, although it is generally a lender in this market. The Peruvian Central Bank’s discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, but has been used infrequently by BCP Stand-alone.

As of December 31, 2018, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide, CAF, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) ranging from 1.0% to 8.67%. As of December 31, 2018, we maintain S/7,849.8 million in such credit lines, secured by the collection of BCP Stand-alone’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. See Notes 14(a) and (c) to the Consolidated Financial Statements. As of December 31, 2018, 2017 and 2016 borrowed funds due to banks and correspondents amounted to S/8,448.1 million, S/7,996.9 million and S/7,493.9 million, respectively.

A source of funds specific to leasing operations are leasing bonds issued by lease financing companies, the terms of which are specified in the Peruvian leasing regulations. As of December 31, 2017 and 2016, BCP Stand-alone had S/100 million of outstanding leasing bonds, which matured in August 2018. These bonds have maturities of up to two years. See Note 16 to the Consolidated Financial Statements for a detailed breakdown of our issued bonds.

The following table presents our issued bonds:

	Years ended December 31,
	2016	2017	2018
	(Soles in million)
Issued bonds
Senior notes	1,007	2,000	-
Corporate bonds	561	182	113
Subordinated bonds	100	30	-
Total issuance	1,668	2,212	113

In July and October, 2018, BCP Stand-alone issued corporate bonds due in 2021 for S/70.8 million and S/42.2 million with fixed annual interest rates of 4.59% and 4.88%, respectively.

In January of 2017, BCP Stand-alone issued corporate bonds due in January of 2020 for S/182.4 million, with a fixed annual interest rates of 5.91% and in June 2017, Mibanco issued subordinated bonds due in June 2027 for S/30.0 million with a fixed annual interest rate of 7.22%.

Additionally, in October of 2017, BCP Stand-alone issued senior notes due in October of 2020 for S/2,000.0 million with a fixed annual interest rate of 4.85%.

In April, June and November of 2016, BCP Stand-alone issued corporate bonds due in April, June and November of 2019, respectively, for S/172.9 million, S/150.0 million and S/138.4 million, respectively, with a fixed annual interest rates of 6.41%, 5.59% and 5.63%, respectively; and in June 2016, Mibanco issued corporate bonds due in June 2019 for S/100.0 million with a fixed annual interest rate of 7.16%. Also, in May 2016, Mibanco issued subordinated bonds due in May 2026 for S/100 million with a fixed annual interest rate of 8.50%.

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

We expect that 2019 will show an economic environment in Peru with a slight recovery in growth compared to 2018. The Peruvian economy continues facing the challenge of recovering foreign private investment. This economic environment represents a challenging scenario mainly for Credicorp’s universal banking line of business, however the resilience of our economy is noteworthy and has overcome a complex political scenario.

In the Universal Banking line of business, we continued to implement our strategy to improve our clients’ experiences in all of our segments by upgrading and innovating digital banking, which implies, in many cases, educating and accompanying our clients in the use of digital channels. We will continue to seek an adequate balance between market share, profitability and operating efficiency. Lastly, we will work to fine-tune our asset and liability management.

With regard to the microfinance line of business, we will continue investing in building capacities to fuel local and regional growth based on our current model. We will do this by focusing on providing the best possible experiences to both our clients and employees. We will continue to drive efforts to capture deposits, which in addition to benefitting our funding structure, allows us to analyze and take advantage of information to continuously improve our business model and value proposition for our clients.

In the Insurance and Pensions line of business, the Peruvian market continues to have one of the lowest penetration levels in the region. As such, we will continue focusing on growing in different channels and in bancassurance to take advantage of the group’s synergies. Along these lines, we will leverage the experience in the Centro de InnovaCXion at BCP Stand-alone and will bet on digital innovation in our different channels and products. We are also focused on improving the profitability of our health insurance business, which we manage alongside our strategic partner, Banmedica.

With regard to the Investment Banking and Wealth Management line of business, we will continue to consolidate our position as the best financial advisory service in Peru, Chile and Colombia. We will strengthen our regional offer of asset management and wealth management services to provide our clients with a complete vision of all their assets while increasing our market share in the markets in Colombia and Chile.

For further detail, see “Item 4 Information on the Company – 4.B Business Overview – (4) Strategy”, and “Item 3. Key Information – 3.D Risk Factors” and the cautionary statement regarding forward looking information.

5. E	Off-Balance Sheet Arrangements

We record various contractual obligations as liabilities in our financial statements. We do not recognize other contractual arrangements, such as off-balance-sheet exposures, as liabilities in our financial statements. These other contractual arrangements are required to be registered in off-balance-sheet accounts. We enter into these off-balance-sheet arrangements in the ordinary course of business to provide support to our clients and to hedge risks in our statement of financial position, including through use of guarantees, letters of credit, derivatives and swaps.

The following table reflects our off-balance sheet arrangements as of December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
	(Soles in thousand)
Off-balance-sheet exposure
Guarantees and stand-by letters	18,000,311	17,688,087	18,874,073
Import and export letters of credit	1,831,674	1,681,472	1,900,198
Sub Total	19,831,985	19,369,559	20,774,271

Responsibilities under credit line agreements (*)	71,158,644	68,594,958	74,234,033

Derivatives (notional amount)
Forwards	9,313,965	10,846,203	17,799,190
Currency swaps	7,518,170	8,528,764	9,999,343
Options	2,747,601	410,982	306,321
Interest rate swaps	36,530,627	43,739,343	34,539,804
Cross currency swaps	1,880,775	2,033,993	2,035,361
Cross currency swaps and interest rate swaps	268,480	259,280	269,840
Sub Total	58,259,618	65,818,565	64,949,859

Total	149,250,247	153,783,082	159,958,163

(*) Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

In the normal course of their business, our banking subsidiaries are parties to transactions with off-balance-sheet risk. These transactions expose them to additional credit risks relative to amounts recognized in the consolidated statements of financial position.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 20 (a) of the Consolidated Financial Statements), including the requirement to obtain collateral when necessary. The collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required. Therefore, the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2018 and 2017, the nominal amounts for forward currency purchase and sale agreements were approximately S/17,799.2 million and S/10,846.2 million, respectively, which in general have maturities of less than one year.

These agreements are entered into to satisfy client requirements and are recognized in the Consolidated Financial Statements at their fair value. As of December 31, 2018, the forward contracts net position is an over-bought of U.S. Dollars of approximately S/4,416.4 million compared to an over-sell of approximately S/959.5 million as of December 31, 2017.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swap contracts are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2018, the notional amount of open interest rate and currency swap contracts was approximately S/44,539.1 million, compared to approximately S/52,268.1 million as of December 31, 2017, see Note 12(b) to the Consolidated Financial Statements.

Cross-currency swap contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2018, the notional amount of cross-currency swap contracts was approximately S/2,305.2 million compared to approximately S/2,293.3 million as of December 31, 2017, see Note 12(b) to the Consolidated Financial Statements.

As of December 31, 2018, the fair values of the asset and liability forward-exchange contracts, options and interest rate and cross-currency swaps amounted approximately to S/766.3 million and S/715.8 million, respectively (compared to approximately S/701.8 million and S/636.8 million as of December 31, 2017) and are included under the caption “Other assets and other liabilities” of the consolidated statements of financial position, respectively, see Note 12(b) to the Consolidated Financial Statements.

Responsibilities under credit line agreements include credit lines and other consumer loans facilities (credit card) and are cancelable upon notification to the client.

5. F	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by remaining maturity as of December 31, 2018.

		Payments due by period
	Total as of December 31, 2018	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Soles in thousand)
Borrowed funds	5,460,725	4,508,425	597,301	5,392	349,607
Promotional credit lines	2,389,086	209,238	433,009	401,503	1,345,336
Interbank funds	547,300	547,300	-	-	-
Time deposits	30,426,744	22,949,271	4,506,612	846,696	2,124,165
Operating lease obligations (1)	1,917,259	269,995	508,084	439,156	700,024
Total (2)	40,741,114	28,484,229	6,045,006	1,692,747	4,519,132

(1)	Contractual obligations related to operating lease obligations include leasing of agencies, offices, IT servers, and ATM.
(2)	The balance includes only interest accrued as of December 31, 2018, which is not significant with respect to the item "interest and similar expense".

Borrowed funds obtained include the obligation to comply with certain covenants which, in our management’s opinion, are being complied with as of the consolidated statement of financial position dates. Some international funds and promotional credit lines include standard covenants related to the compliance with financial ratios, use of funds and other administrative matters. In our management’s opinion, these covenants do not limit our operations and we have fully complied with them as of the consolidated statement of financial position dates. Our deposits and obligations are widely diversified and have no significant concentrations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1)	Board of Directors

The following table sets forth information about the persons that serve as directors of Credicorp Ltd.:

Name	Position	Years served as a Director(1)
Dionisio Romero Paoletti	Chairman	16
Raimundo Morales Dasso	Vice Chairman	11
Fernando Fort Marie	Director	37
Juan Carlos Verme Giannoni	Director	29
Benedicto Cigüeñas Guevara	Director	14
Martin Perez Monteverde	Director	5
Luis Enrique Romero Belismelis	Director	2
Patricia Lizarraga Guthertz	Director	2

(1) In Credicorp or BCP Stand-alone as of December 31, 2018.

Dionisio Romero Paoletti

Dionisio Romero Paoletti has been the Chairman of the Board of Directors of Credicorp and Banco de Credito del Peru (BCP) since 2009. He also served as the Chief Executive Officer of Credicorp from 2009 until March 31, 2018. Mr. Romero currently serves as the Executive Chairman of Credicorp. Mr. Romero has served as a board member of BCP since 2003 and was appointed Vice-Chairman in 2008 and Chairman in 2009. He is also Chairman of the board of other Credicorp subsidiaries such as Pacifico Compañia de Seguros y Reaseguros S.A., Credicorp Capital Ltd., and Grupo Credito S.A. Mr. Romero is Chairman of the Board of Alicorp S.A.A., (consumer products), Agricola del Chira S.A. (sugar and ethanol) and Palmas del Espino S.A. (palm oil). Furthermore, he is member of the boards of other companies in different industries such as Ransa Comercial S.A. (Logistics), Trabajos Maritimos S.A. (port infrastructure), Primax S.A. (energy), Inversiones Centenario S.A.A. (Real Estate), Hochschild Mining Inc. and, Sierra Metals Inc.(mining and exploration), among others. Mr. Romero P. has a bachelor’s degree in economics from Brown University, USA and a Master of Business Administration (MBA) from Stanford University, USA.

Mr. Romero is cousin of Mr. Luis Enrique Romero Belismelis, who is also a Director of Credicorp.

Raimundo Morales Dasso – Independent Director

Mr. Morales has been the Vice-Chairman of the Board of Directors of Credicorp Ltd. and BCP since 2009 and 2008, respectively, as well as of Pacifico Compañia de Seguros y Reaseguros. He joined BCP in 1980 and held different executive management positions, including Executive Vice President for Wholesale Banking and Credit and Risk Management. He became CEO of BCP in 1990 until 2008, when he retired. Mr. Morales was also Chairman of the board and CEO of ASB. He led the IPO for the listing of Credicorp’s shares on the NYSE in October 1995.

In addition to his vast knowledge of Credicorp, Mr. Morales brings his experience since 2008 as a director of companies in different industries, including food, cement, insurance and pension funds. He also has experience in a range of organizations, including ASBANC and Association of AFPs, and was Vice-Chairman of CONFIEP.

Prior to joining Credicorp, Mr. Morales worked for 10 years at Wells Fargo Bank in its offices in San Francisco and Miami (USA), Sao Paulo (Brazil), Caracas (Venezuela), and Buenos Aires (Argentina). His last position at Wells Fargo Bank was as Regional Vice President.

Mr. Morales has a bachelor’s degree in economics and administration from the Universidad del Pacifico (Peru) and holds an MBA from the Wharton Graduate School of Finance of the University of Pennsylvania (USA).

Fernando Fort Marie

Mr. Fort is an attorney at law.

A graduate of the Pontificia Universidad Catolica del Peru, he is a senior partner at Estudio Fort, Bertorini, Godoy & Asociados, which specializes in business advisory services. In the past he has given advice to firms with international presence including, but not limited to, Pepsico, lnc., lnternational Finance Corporation (IFC), Alcatel, lnternational Telephone & Telegraph (ITT), Sheraton Hotels, Volvo Corp., Sandvik, Procter & Gamble, Crown Cork, and Chrysler Corp.

He has been a member of the board of numerous private companies in Peru. He currently acts as member of the board of Credicorp Ltd., Banco de Credito del Perú, Inversiones Centenario S.A.A., Hermes Transportes Blindados SAC and Modasa.

Mr. Fort's contribution to Credicorp and BCP is focused primarily on legal matters.

Juan Carlos Verme Giannoni – Independent Director

Mr. Verme is a private investor and entrepreneur. He has been a member of the Board of Directors of Credicorp Ltd. since September 1995 and has served on the Board of Directors of BCP since March 1990. Mr. Verme is the Chairman of Inversiones Centenario, and member of the board of other Peruvian companies in the industrial, health and education sectors. He is the Chairman of the Board of Trustees of the Museo de Arte de Lima (MALI) and Trustee of the Tate Americas Foundation in the United Kingdom, as well as Vice President of the Museo Reina Sofia Foundation in Madrid, Spain.

Benedicto Cigüeñas Guevara – Independent Director

Mr. Cigueñas has served as a Director of Credicorp Ltd, BCP and Mibanco since January 2014, January 2005 and 2014, respectively. From 1992 to 2004, Mr. Cigüeñas served as the Chief Financial Officer of BCP and Credicorp. Previously, he was Peru’s Vice Minister of Economy and Finance from 1979 to 1981, and was also an executive at the Peruvian Central Bank- BCRP from 1966 to 1971. Mr. Cigüeñas was also CEO of Banco Continental (today, BBVA Continental); Banco de la Nacion (State-owned bank); and Banco Exterior de los Andes y de España (Regional Office in Peru). Mr. Cigüeñas brings to the Board of Directors his deep knowledge of financial matters and macroeconomic policy as well as his extensive experience in Credicorp’s businesses.

Mr. Cigüeñas holds a degree in economics from the Universidad Catolica del Peru and has a master’s degree from Colegio de Mexico.

Martin Perez Monteverde

Mr. Perez has been a Director of Credicorp Ltd. since 2014 and of BCP since 2014. He has more than 25 years of experience in the private sector as both a general manager and a director of leading financial and real estate companies in Peru, including Grupo Pacifico, Toyota, and Mitsui & Co. (Peru). Additionally, Mr. Perez has led institutions linked to the economic sector, including the Instituto Peruano de Economia (former director), the Sociedad de Comercio Exterior del Peru (director) and Asociacion in Peru (director). He was also President of CONFIEP from 2015 to 2017.

Mr. Perez has five years of experience in the public sector as a Congressman and Minister of Foreign Trade and Tourism (from 2006 to 2011). His contributions to the board reflect his rich experience in negotiation, advanced financial analysis, strategic planning and merger and acquisitions.

Mr. Perez has a degree in business administration, marketing and finance from the Universidad del Pacifico (Peru); a diploma from the Programa de Alta Direccion of the Universidad de Piura (Peru); and has participated in the Wharton Management Congress USA at the University of Pennsylvania (USA).

Luis Enrique Romero Belismelis

Mr. Romero B. has been a Director of Credicorp Ltd. since 2017 and of BCP since 2009. He is also on the board of Pacifico Seguros and has been a loan officer at ASB.

Mr. Romero has worked as Head of Finance and General Manager of different groups in Grupo Romero’s consumption and service segments. Currently, he is Chairman of the Board of the storage and logistics sector and port terminals and Vice Chairman of boards of companies in the consumer, real estate, textile, industrial, commerce and service sectors.

Mr. Romero B. holds a bachelor’s degree in economics from Boston University (USA).

Mr. Romero B. is cousin of Mr. Romero P., who is the Chairman of the Board at Credicorp.

Patricia Lizarraga Guthertz - Independent Director

Ms. Patricia Lizarraga is Director of BCP and Credicorp Ltd. Ms. Lizarraga is an experienced Wall Street executive with over 25 years’ experience working in international mergers and acquisitions, capital markets, private equity and valuation experience. She is the founder and CEO of Hypatia Capital Group and a major shareholder of family group Grupo del Ande. Ms. Lizarraga’s board experience includes serving as both President of the board and Chairman of the audit committee of non-profit organizations, as well as private company board experience. She served as President of the Privatization Committee of Toll Roads of Peru. Ms. Lizarraga received her Bachelor of Arts degree from Yale University and her MBA from Harvard Business School.

Conyers Corporate Services (Bermuda) Limited serves as Corporate Secretary. Ms. Miriam Böttger is the Deputy General Secretary.

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

The following table sets forth the name, position and term of service for each member of our Senior Management:

Position (1)	Name	Entity
Executive Chairman	Dionisio Romero P.	Credicorp
Chief Executive Officer	Walter Bayly	Credicorp
Deputy CEO (LoB Universal Banking)	Gianfranco Ferrari	Credicorp
Deputy CEO (LoB Insurance & Pensions and LoB Investment Banking and Wealth Management)	Alvaro Correa	Credicorp
Chief Risk Officer	Reynaldo Llosa	Credicorp
Chief Financial Officer	Cesar Rios	Credicorp
Head of Investment Banking and Wealth Management	Eduardo Montero	Credicorp
Head of Microfinance	Javier Ichazo	Credicorp
Head of Wholesale Banking at BCP	Diego Cavero	BCP
Head of Retail Banking at BCP	Percy Urteaga	BCP
Head of Transformation	Francesca Raffo	BCP
CEO of Prima AFP	Renzo Ricci	Prima AFP
CEO of ASHC	Juan Inchaustegui	ASHC
CEO of BCP Bolivia	Marcelo Trigo	BCP Bolivia
Chief Corporate Audit Officer	Jose Esposito	Credicorp
Chief of Human Resources Officer	Bernardo Sambra	Credicorp
Chief Compliance Officer	Barbara Falero	Credicorp
Head of Legal	Guillermo Morales	Credicorp
Head of Talent Management	Ursula Alvarez	Credicorp
Head of Corporate Strategy	Carlos Niezen	Credicorp
Head of Business Development	Marco Roca	Credicorp
Head of Corporate Affairs	Enrique Pasquel	Credicorp
(1)	In Credicorp or in any subsidiary as of April 25, 2019.

Walter Bayly

Mr. Bayly has been appointed as the CEO of Credicorp Ltd. since April 2018. Previously, he was the CEO of BCP and COO of Credicorp Ltd. since April 2008. Currently he is the Chairman of the board of Mibanco, Prima AFP and BCP Bolivia. He is also a member of the board of Credicorp’s other subsidiaries, including ASB, Credicorp Capital and Pacifico Seguros.

Previously, Mr. Bayly was the Chief Financial Officer of BCP and held other management positions in BCP’s Wholesale Banking, Investment Banking and Systems & Reengineering groups. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa Mexico where he was Partner and Managing Director in Corporate Finance. Prior to that, for ten years he worked at Citibank in Lima (Peru), New York (USA), Mexico City (Mexico), and Caracas (Venezuela), primarily in corporate finance and loan syndications.

Mr. Bayly is currently member of the Board of Directors of The Institute of International Finance and Inversiones Centenario, and a member of the Board of Advisors for Universidad del Pacifico (Peru) and the Peruvian Chapter of Universidad Tecnologica de Monterrey.

Mr. Bayly received a bachelor’s degree in business administration from Universidad del Pacifico (Peru), and an MBA from Arthur D. Little Management Education Institute in Cambridge, Massachusetts (USA).

Gianfranco Ferrari

Mr. Ferrari has been appointed as Deputy CEO & Head of Universal Banking of Credicorp Ltd. and as CEO of BCP since April 2018. He has worked at Credicorp Ltd. since 1995. Mr. Ferrari has an extensive and diverse experience after holding strategic roles such as Head of Corporate Banking & Corporate Finance, Head of Retail Banking & Wealth Management at BCP, and CEO of BCP Bolivia from 2005 to 2008. He led the acquisition of Edyficar in 2009 and Mibanco by BCP in 2014. In 2015, he started leading the Digital Transformation Strategy. He is also the Vice-Chairman of the board of directors at Mibanco, and member of the board of BCP Bolivia.

Mr. Ferrari holds a degree in business administration from Universidad del Pacifico (Peru) and has an MBA from Kellogg Graduate School of Management, Northwestern University (USA).

Alvaro Correa

Mr. Correa has been appointed as Deputy CEO of Credicorp Ltd. since April 2018. Furthermore, Mr. Correa oversees the Insurance & Pensions and the Investment Banking and Wealth Management lines of business. Mr. Correa also serves as the CEO of Grupo Pacifico since 2013.

Mr. Correa joined BCP in 1997, where he held different management positions in Risk and IT at BCP and served as the CEO of ASB and BCP’s Miami Agency. From April 2008 to September 2013, Mr. Correa was the Chief Financial Officer of Credicorp Ltd. and BCP. Currently, he is member of the board at Prima AFP, Credicorp Capital Ltd. and Pacifico EPS

Mr. Correa holds a degree in industrial engineering from the Pontificia Universidad Catolica del Peru and an MBA from Harvard Business School.

Reynaldo Llosa

Mr. Llosa has been the Chief Risk Officer of Credicorp Ltd. and BCP since January 2012. Previously, Mr. Llosa held different positions at BCP, including Head of Risk, Head of Middle-Market Banking and Head of Corporate Banking. Currently, he is member of the Board at Mibanco and BCP Bolivia.

Mr. Llosa holds a bachelor’s degree in business administration from St. Mary's University in San Antonio, Texas (USA), and an MBA with specialization in finance from Northwestern University (J.L. Kellogg Graduate School of Management) in Chicago, Illinois (USA).

Cesar Rios

Mr. Rios has served as the Chief Financial Officer of Credicorp and BCP since April 2018. He has worked at Credicorp since 1993, when he joined as an Associate in Corporate Finance. In 1997, he was appointed the Chief Financial Officer and Chief Operating Officer of Banco Capital in Salvador, after Credicorp acquired this institution. In 2003, Mr. Rios re-joined BCP, where he worked in strategic roles such as Head of Credit and Operating Risk in the Risk Management Unit, Head of Collections for Retail Banking, and Head of Corporate Strategy, which includes corporate strategy, internal consulting, mergers and acquisitions, and business incubation. In 2013, he became Head of Financial Planning and Control at BCP.

Currently, Mr. Rios is a board member of several of Credicorp’s subsidiaries, including, among others, Mibanco, Solucion Empresa Administradora Hipotecaria, and Grupo Credito.

Mr. Rios holds a bachelor’s degree in engineering from Pontificia Universidad Catolica (Peru); a master’s degree from ESAN Escuela de Administracion de Negocios para Graduados (Peru); and an MBA from the Massachusetts Institute of Technology Sloan Fellows Program (USA).

Eduardo Montero

Mr. Eduardo Montero is the Head of Investment Banking and Wealth Management of Credicorp Ltd. and the CEO of Credicorp Capital since January 2019, he has worked at Credicorp since 1994. His extensive experience in the organization includes expertise in different areas such as Corporate Finance, Business Solutions, Retail and Consumer Banking at BCP. He also held the position of CEO at ASB, BCP in Miami and Credicorp Securities.

Mr. Montero holds a bachelor's degree in economics from Lehigh University (USA), and an MBA from the Wharton Graduate School of Finance (USA).

Javier Ichazo

Mr. Ichazo has been the Head of Microfinance of Credicorp Ltd. since April 2018 and the Chief Executive Officer of Mibanco since October 2017. He began his career at BCP in 1996 and held different positions in various regions of Peru. In addition to his extensive knowledge in banking and finance. Mr. Ichazo brings his experience as a Business Manager from 2004 to 2017 at BCP. Mr. Ichazo is Chairman of the board of Edyficar SAS (Encumbra) and Vice Chairman of the Board of ASOMIF (Association of Microfinance Institutions of Peru).

Mr. Ichazo has a bachelor’s degree in economics and administration from the University of Piura (Peru) and holds an MBA from the School of Management of the University of Piura.

Diego Cavero

Mr. Cavero has been the Head of Wholesale Banking at BCP since April 2018. His previous position was Managing Director of the Efficiency, Administration and Processes Division, which includes the areas of Efficiency, Administration, Customer Service/Operations, Processes Improvement, Retail Banking Credits, Retail Banking Collections and Integral Security for Businesses. Mr. Cavero led the creation of this Division and the implementation of the Efficiency program at BCP. Before that, Mr. Cavero has worked in several executive positions, including, among others, Head of Corporate Banking Division, CEO, and Head of Middle Market Commercial Banking of BCP Bolivia. He is currently a member of the board of BCP Bolivia.

Mr. Cavero began working at Credicorp Ltd. in 1994. He graduated with a degree in administrative sciences at the University of Lima (Peru), and an MBA from the University of Texas at Austin (USA).

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

Francesca Raffo

Ms. Raffo was appointed as Head of Transformation at BCP in April 2017. She has worked at Credicorp since 1994, when she joined BCP as part of a pioneering team of Business Process Reengineering. In 1996, she was appointed Head of the Affluent segment at BCP, after she led the Personal Products Area in Retail Banking. From 2000 until 2013 she was in charge of managing several Strategic Projects for Retail Banking. In 2014 she was Head of Marketing Services, which included communications, research, client experience, CRM and Analytics.

In 2015 she took on the challenge to create the first innovation center for BCP (Centro de InnovaCXion), to create a distinctive customer experience by delivering digital journeys. In mid- 2016 she was appointed as Head of the Happy Customer Division.

Ms. Raffo holds a bachelor’s degree in business administration and an MBA in management information systems, both from American University of Washington DC (USA).

Renzo Ricci

Mr. Ricci has been the CEO of Prima AFP since May 2012. He has a wide experience in the finance sector, having worked for BCP as Financial Planning Manager, Manager of Consumer Banking and Manager of a Commercial Area. In 2008, he was appointed Chief Commercial Officer of Prima AFP.

Mr. Ricci has a degree in industrial engineering from Pontificia Universidad Catolica del Peru and has an MBA from ESAN Graduate School of Business School (Peru). Mr. Ricci also holds a master’s degree in Finance from the London Business School (United Kingdom) and attended the CEO Management Program of the Kellogg School of Management (USA).

Juan Inchaustegui

Mr. Inchaustegui has been the CEO of ASB since 2012. Mr. Inchaustegui started working at BCP in 2000, holding various positions such as Vice President of Corporate Finance and Senior Vice President of Risk Management. Prior to joining Credicorp, Mr. Inchaustegui worked in Banco Internacional Del Peru - Interbank in various teams including Project Financing and Leasing and Investment Banking, and also in IBM Andean and Systems Engineer Peru International Mission.

Mr. Inchaustegui has a Bachelor of Science in civil engineering from Pontificia Universidad Catolica Del Peru and an MBA from the University of Texas (USA).

Marcelo Trigo

Mr. Trigo has been the CEO of BCP Bolivia since March 2015. He joined Credicorp Ltd. in 2002 and has served in different positions within BCP Bolivia, including Corporate Banking head in La Paz, Regional Manager of Sucre and Potosi, Wholesale Banking Risk Manager in Bolivia; and Head of the Risk Division in Bolivia. Additionally, he held a position as Consumer Risk Manager in BCP.

Prior to joining Credicorp Ltd., he worked at Citigroup and CN Investments. Mr. Trigo is currently President of the Bolivian Banking Association and member of different boards including for Credifondo, Credibolsa, Inversiones Credicorp and Crediseguro.

Mr. Trigo holds a bachelor’s degree in economics from the University of Notre Dame (USA) and an MBA from McGill University in Montreal (Canada).

Jose Esposito

Mr. Esposito has been the Chief Corporate Audit Officer of Credicorp Ltd. since January 2010. He is a member of the Financial Services Guidance Committee Board of Global IIA. Mr. Esposito has served as Chairman of the Committee of Internal Auditors of FELABAN and Chairman of the Committee of Internal Auditors of ASBANC. He has also been a lecturer in the Master of Finance program at the Universidad del Pacifico (Peru). He began working with Credicorp Ltd. in 1996 through its different subsidiaries, and his last position prior to leading the Audit Division at Credicorp Ltd. was at Pacifico Peruano Suiza Compania de Seguros y Reaseguros S.A., where he was the Chief Financial Officer and the Controller’s Officer. Also, he was Vice Chairman of the Board of Directors of Pacifico Salud EPS S.A., the Vice Chairman and a director of the board of the BVL, a director of Cavali ICLV S.A. and Chairman of the board and General Manager of Credibolsa SAB S.A.

Mr. Esposito holds an undergraduate degree in economics from Universidad del Pacifico (Peru), a master’s degree in economics from the University of Wisconsin- Milwaukee (USA), is a Certified Internal Auditor (CIA) and is certified in Risk Management Assurance by the Global Institute of Internal Auditors (IIA), is certified in Risk and Information Systems Control (CRISC) by ISACA, and is an Anti- Money Laundering Certified Associate (AML/CA) from the Florida International Bankers Association and Florida International University (USA).

Bernardo Sambra

Mr. Sambra has been the Chief Human Resources Officer of Credicorp Ltd. since April 2018 and Chief Human Resources Officer at BCP since August 2010. He joined BCP in April 1999 as Manager of Electronic Cash Management Solutions in the Wholesale Banking Division. Prior to joining Credicorp Ltd., Mr. Sambra worked for nine years at Royal Dutch Shell Group. His last position at this organization was Head of Business Framework Implementation.

In addition to his responsibilities Mr. Sambra has been acting as the President of the Human Resources Committee at ASBANC, Director of APERHU and Director of Patronage for BCP.

Mr. Sambra has an undergraduate degree in business administration from Universidad de Lima (Peru), a master´s degree in finance from Universidad del Pacifico (Peru) and a human resources specialization from Ross School of Business at the University of Michigan (USA), Stanford University Business School (USA), London Business School and Harvard Business School (USA).

Barbara Falero

Ms. Falero has been the Chief Compliance Officer at Credicorp Ltd. and BCP since February 2008, reporting directly to the Board of Credicorp Ltd. Before coming to Peru, Ms. Falero was the Compliance Officer and Vice President of BCP Miami Agency and, for six years prior to that, she worked as a regulator for the Federal Reserve Bank of Atlanta in supervision and regulation of international banks.

Ms. Falero has held various positions including being the community reinvestment officer at BAC Florida Bank in Miami, Florida (USA). Ms. Falero has a bachelor’s degree in finance from Florida International University and an MBA from St. Thomas University, both in Miami, Florida (USA). Ms. Falero has been president of the Committee of Compliance Officers of ASBANC and, for three years, was a member of the Advisory Committee of FIBA.

Guillermo Morales

Mr. Morales has been the Head of Legal at Credicorp Ltd. since April 2018 and Head of Legal Division of BCP since January 2010. Previously, Mr. Morales was the Manager of the Legal Advisory Area at BCP from September 2007 to December 2009, Legal Manager at Grupo Santander Peru SA from January 2003 to July 2007 and Legal Manager at Banco Santander Central Hispano Peru from April 2000 to December 2002. He has been Director of Edelnor SAA, Red Electrica del Sur (Redesur) and Universia Peru SA.

Mr. Morales holds a law degree from the Pontificia Universidad Catolica del Peru and a Master of Laws (LL.M) from the University of Texas at Austin (USA).

Ursula Alvarez

Ms. Alvarez has been the Head of Talent Management since 2009. She began working at BCP in 2006 as Manager of Selection in Human Development Management. Ms. Alvarez has a bachelor’s degree in psychology from the University of Lima (Peru) and a Master of Development from the Universidad de los Andes in Bogota (Colombia).

Carlos Niezen

Mr. Niezen has been the Head of Corporate Strategy at Credicorp Ltd. sin May 2018. He has more than 23 years of experience as a consultant, having been a partner at Bain & Co., A.T. Kearney, and Accenture in the United States and Mexico; specializing in business strategy, operations, and mergers and acquisitions. Carlos was also the founder of Activas Partners, a consulting and investment banking firm in Peru.

Mr. Niezen holds a bachelor’s degree in economics from the Universidad del Pacifico (Peru), and an MBA from the Wharton School at the University of Pennsylvania (USA).

Marco Roca

Mr. Roca is the Head of Business Development for Credicorp Ltd., his responsibilities includes corporate strategy, internal consulting, mergers and acquisitions, and business incubation. Prior to joining Credicorp Ltd. in 2011, Mr. Roca spent over a decade working in the United States and Brazil for corporations such as McKinsey & Co, Unibanco (now Itau) and TAG (Consultancy boutique for Microsoft). Mr. Roca’s broad professional experience cuts across consulting, corporate and line management roles.

Mr. Roca holds a bachelor’s degree in computer science engineering from Pontifical Catholic University (Peru); an MBA from Marriott School, Brigham Young University (USA) and mergers and acquisitions certificates from Harvard and Wharton Business Schools (USA).

Enrique Pasquel

Mr. Pasquel has been the Head of Corporate Affairs at Credicorp Ltd. since April 2018 and Head of Corporate Affairs of BCP since 2017. Previously, between 2011 and 2017, he worked at the newspaper El Comercio, where he held the positions of Deputy Opinion Editor, Politics Editor and Deputy Editor in Chief.

Before his career as a journalist he worked as an attorney in Indecopi (the Peruvian antitrust agency), where he held the positions of Commissioner of the Bureaucratic Barriers Commission and Technical Secretary of the Competition Chamber. Mr. Pasquel holds a law degree from Pontificia Universidad Catolica (Peru) and a Master of Laws degree from Yale Law School (USA).

6. B	Compensation

The following section contains disclosures of compensation to the members of the Board of Directors and to the members of Senior Management for 2016, 2017 and 2018. The table below shows a summary of the compensation to the members of the aforementioned governing bodies at the end of 2016, 2017 and 2018:

	At December 31,
	2016	2017	2018
		(Soles in thousands)

Director’s compensation (1)	5,510	5,318	5,665
Senior Management Compensation (2)
i) Remuneration	43,177	41,211	48,164
ii) Stock awards vested (3)	30,122	32,142	33,429
Total (4)	78,809	78,671	87,258

(1) This item includes the amounts received from Credicorp Ltd. and from its subsidiaries by the eight Directors of Credicorp Ltd. as exclusive compensation for their role as directors serving in the Board of Directors and the Audit Committee of Credicorp Ltd. and in the Board of Directors and in the Executive Committee of Credicorp Ltd.’s subsidiaries .The members of the Board of Directors are listed in ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6. A Directors and Senior Management - (1) Board of Directors

(2) The members of Senior Management according to ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6. A Directors and Senior Management - (2) Senior Management

(3) This item includes the related income taxes assumed by the Group. The amounts correspond to the expenses accrued in the period for the services rendered.

(4) Revised figures for 2016 reflect the expansion of positions considered to be part of Senior Management as of 2017 and the addition of compensation paid to individuals holding such positions in 2016.

We do not disclose to our shareholders, or otherwise make available to the public, information as to the compensation on an individual basis of any member of the Board or of the Senior Management.

Director’s Compensation

The amount of compensation each director receives in his capacity as a board member is approved by the General Shareholders’ Meeting. For further detail about the compensation of Directors, see “Item 6. Directors, Senior Management and Employees – 6.C Board Practices”.

Senior Management Compensation

Compensation to Senior Management can be classified into two different types:

a)	Remuneration

The remuneration scheme for members of our Senior Management comprises a fixed remuneration and a variable remuneration. In turn, variable remuneration has two different components: i) a legal component, which all employees receive based on the net profit of the company for each fiscal year according with the laws of each subsidiary and ii) an incentive-based component, that is determined based on the achievement of objectives and goals established in the year. These remunerations are approved by the Corporate Compensation Committee.

b)	Stock awards vested

In March of each year, Credicorp grants its own shares to members of its Senior Management, as part of the long-term retention plan for these employees. The awarded shares are redeemed in the three subsequent years for up to 33.3% of the shares granted in each of the three previous years. The Credicorp assumes the payment of the related income-tax on behalf of its employees, which corresponds to 30% of the benefit.

During 2018, 2017 and 2016, Credicorp has granted approximately 36,102; 46,638 and 59,577 Credicorp shares, respectively, for the members of its Senior Management. As of December 31, 2018, 2017 and 2016 there were 87,053; 103,651 and 111,612 shares non-vested, respectively.

6. C	Board Practices

Credicorp Ltd.’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp Ltd.’s Bye-laws, is composed of eight members. Directors may be, but are not required to be, shareholders. Directors are elected, and their remuneration is determined, at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. Directors elected in the Annual General Meeting of Shareholders held on March 31, 2017, will hold office until the Annual General Meeting of Shareholders in 2020 (see section “Item 6. Directors, Senior Management and Employees – 6.A Directors and Senior Management”).

The remuneration of the Directors of Credicorp Ltd. and its subsidiaries is approved at their Annual General Meetings of Shareholders.

The total compensation of the eight Directors of Credicorp Ltd.’s Board of Directors, is composed of:

(i)	the remuneration they receive from Credicorp Ltd.: gross annual remuneration of U$50,000 to each Director from April 1, 2019, and gross annual remuneration of US$40,000 to each Director who serves in the Audit Committee; and

(ii)	the remuneration they receive from Credicorp’s subsidiaries, mainly BCP (gross annual remuneration of US$130,000 to each Director and US$1,500 for each session attended by each Director serving on its Executive Committee).

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

Credicorp’s Board of Directors has established the following corporate Committees:

(1)	The Executive Committee was created on March 28, 2012.	(2)	The Audit Committee was created on October 31, 2002.
(3)	The Corporate Governance Committee was created on June 23, 2010.	(4)	The Compensation Committee was created on January 25, 2012.
(5)	The Nominations Committee was created on March 28, 2012.	(6)	The Risk Committee was created on March 28, 2012.
(7)	The Investment Committee was created on June 27, 2018.

The Board of Directors, acting on the recommendation of the Chairman, shall decide on the appointment, ratification or removal of committee members. Directors who are members of committees are appointed to an initial term of up to three-years and maintain such appointments only while a member of the Board. Non-director members of the committees shall maintain such appointment only while he or she is an employee of the Company. Each committee shall have a charter approved by the committee itself and shall designate a chairperson among its members.

With effect from April 2017, the Peruvian Superintendencia de Banca y Seguros y Administradoras Privadas de Fondos de Pensiones, the Peruvian financial regulator, through its Resolution SBS No. 272-2017, requires that risk committees of institutions subject to the regulation must be composed of at least three members and its chairperson shall not chair any other committee, with which the risk committee could have a conflict of interest. In the spirit of Resolution SBS No. 272-2017, on April 26, 2017 Mr. Benedicto Cigüenas was elected chairman of the Risk Committee, replacing Mr. Raimundo Morales who continues as chairman of the Audit Committee.

(1)	Executive Committee

Credicorp’s Executive Committee has to respond to management’s queries on business or operations that require guidance from the Board; make urgent decisions that correspond to the Board by submitting these decisions for ratification at its next session; and make decisions on other specific matters that the Board has delegated to it.

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

Credicorp’s Audit Committee is responsible for assisting in the recommendation of independent external auditors to be appointed at the Annual General Shareholders’ Meeting and reviewing the scope and results of internal and external audits, as well as any follow-up actions. The Audit Committee also (i) reviews compliance with our system of internal control and financial controls, (ii) reviews our annual financial statements before their presentation to regulatory bodies, (iii) oversees the integrity of financial statements and  the integrity of the preparation of audits, (iv) oversees compliance with applicable law and regulations, and (v) establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp’s Complaint System. The current members of the Audit Committee are: Mr. Raimundo Morales Dasso (independent, Chairman since July 2011), Ms. Patricia Lizarraga Guthertz (independent, member of the Audit Committee since May 2017) and Mr. Benedicto Cigüeñas Guevara (financial expert, independent, member of the Audit Committee since April 2014). In December 2016, according to new best practices, the Audit Committee appointed Mr. Ricardo Bustamante Gonzalez, former BCP´s Technological and Digital Strategy Manager, as his IT Advisor.

The Board of Directors has also assigned the Audit Committee responsibility for overseeing the audit committee of all Credicorp subsidiaries, where permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee of all Credicorp subsidiaries, except Credicorp Capital Holding Colombia (Colombia), Credicorp Capital Holding Chile (Chile), which are in the process of adopting corporate policies and procedures that conform to their respective local regulations, and Banco de Credito de Bolivia, which has special audit committee requirements set by the local banking superintendent. Nevertheless, the Audit Committee receives periodic information from the chief audit executive of all Credicorp’s subsidiaries, including Credicorp Capital Holding Colombia, Credicorp Capital Holding Chile and Banco de Credito de Bolivia. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries´ systems of internal control. During 2018, Audit Committee held twelve meetings.

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

Credicorp’s Compensation Committee (i) defines the general guidelines of the Compensation Policy to be implemented at each of the subsidiaries of Credicorp, (ii) approves the proposals for amendment of the Compensation Policies, (iii) proposes to the Board of Directors of Credicorp, for submission to the General Shareholders’ Meeting, the attendance fees, remuneration levels and other compensation and benefit policies of the members of the Board of Directors and Board of Director’s Committees of Credicorp and its subsidiaries, (iv) approves the remuneration levels and other compensation of senior Executives and Managers of Credicorp and its subsidiaries, and (v) approves the short and long-term incentives for Managers and Senior Executives (Salary Bracket 18 and above) of the companies belonging to Credicorp.

The committee consists of three directors of Credicorp. The current members of the Remuneration and Compensation Committee who are directors are: Dionisio Romero Paoletti (Chairman, non-independent), Raimundo Morales Dasso (independent) and Juan Carlos Verme Giannoni (independent).

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

(7)	Investment Committee

Credicorp’s Investment Committee is responsible for (i) reviewing and approving the investment thesis that shall govern any processes under which Credicorp may consider and analyze any potential investment; (ii) reviewing and approving non-binding or indicative offers; (iii) reviewing and approving the budget to be used for the correspondent due diligence process; and, (iv) reviewing any progress made in each investment opportunity.

The Committee consists of three directors of the Board and the CEO; the Chairman and Vice President of the Company must be members of the Committee. The current members of the Investment Committee are: (i) Dionisio Romero Paoletti, Chairman, (ii) Raimundo Morales Dasso, Vice-Chairman, and (iii) Benedicto Cigüeñas Guevara.

6. D	Employees

As of December 31, 2018, Credicorp had 34,024 employees, distributed as set forth in the following table:

At December 31,(*)
	2016	2017	2018
Universal Banking
BCP Stand-alone (1)	16,518	16,839	16,638
Inversiones Credicorp Bolivia (ICBSA) (2)	1,772	1,794	1,777
Microfinance
Mibanco	10,202	10,061	10,335
Edyficar S.A.S. (3)	367	378	424
Insurance and Pensions
Grupo Pacifico (4)	2,588	2,770	2,842
Prima AFP	697	651	663
Investment Banking and Wealth Management
ASB	113	129	136
Credicorp Capital Ltd. (5)	1,053	1,089	1,166
Otros
Credicorp Peru (6)	-	-	43
Total Credicorp	33,310	33,711	34,024

*Includes full-time and part-time employees.

(1)   BCP Stand-alone includes employees from BCP Miami, BCP Panama.

(2)   ICBSA includes BCP Bolivia, Credibolsa, Credifondo, Crediseguro, Crediseguro Seguros Generales and InverCredicorp.

(3)   Started operations in June 2013. Commercial name is Encumbra.

(4)   Does not include the employees of the acquired private hospitals. Pacifico Corporate health insurance employees are not included since 2015.

(5) Includes Credicorp Capital Colombia, Credicorp Capital Chile, Credicorp Capital Securities and Credicorp Capital Peru.

(6)   Started operations in April 2018.

All bank employees in Peru have the option to belong to an employee union. The last strike of employees of the BCP Stand-alone occurred in 1991 and did not interfere with our operations. In July 2013, we were informed of the establishment of the union of BCP Stand-alone employees, which represented 0.17% of the company´s employees at that time. Nowadays, the union of employees represents 0.55% of the total of employees of BCP Stand-alone. The relationship with this union has been cordial having as agreements in April 2016 an Arbitral Award and most recently a collective bargaining agreement valid from August 2016 to December 2018.

6. E	Share Ownership

The following governing bodies are beneficial owners of common shares of Credicorp Ltd. (as the term “beneficial owner” is defined in Form 20-F).

i)	Board of Directors

Director	Share Ownership		Percentage
Dionisio Romero Paoletti	13,146,797	(1)	13.93%
Luis Enrique Romero B.	9,379,025	(2)	9.94	%(2)
Juan Carlos Verme G.			Less than 1%
Raimundo Morales D.			Less than 1%
Benedicto Cigüeñas G.			Less than 1%
Fernando Fort M.	-		-
Martin Perez M.			Less than 1%
Patricia Lizarraga G.	-		-

(1) Includes shares beneficially owned by the Romero family (Mr. Dionisio Romero Paoletti and his family or companies owned or controlled by them)

(2) Shares owned by Mr. Luis Romero B. are also included under the Romero Family shares disclosed with respect to Mr. Dionisio Romero Paoletti, who votes the shares under power of attorney. See ITEM 7. Major Shareholders and related party transactions.

ii)	Senior Management

Excluding Mr. Dionisio Romero Paoletti, our Executive Chairman and whose share ownership is set forth above, members of our senior management, as defined in “Item 6. Directors, Senior Management and Employees” own 386,635 Credicorp shares, which represents 0.4% of our total outstanding shares. While each member of our senior management owns Credicorp shares, none (other than our Executive Chairman) owns more than 1% of our total outstanding shares."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As of December 31, 2018, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP Stand-alone and Grupo Pacifico were transferred to ASHC in April 2004. The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 06, 2019.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation (2)	14,620,846	15.49%
Romero family (3)	13,146,797	13.93%

(1)	As a percentage of issued and outstanding shares (including shares held by ASHC).
(2)	As of February 6, 2019, Atlantic Security Bank (a subsidiary of ASHC) held 1,996,825 shares of Credicorp on behalf of clients as part of the Private Banking Services that ASB provides, and which shares are purchased or sold based on client instructions. ASB does not have the power to dispose of these shares. Because the shares are held by ASB on behalf of clients, which have the power to vote the shares, ASHC and ASB each disclaims beneficial ownership of the shares.
(3)	It includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by them. Mr. Romero P. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders. Each share has right to one vote, including the shares owned by Atlantic Security Holding Corporation.

Approximately 11.22% of Credicorp’s total issued and outstanding common shares are currently held in 2,994 individual accounts with Cavali, a Peruvian securities clearing company.

As of February 06, 2019, Credicorp had 79,761,471 floating common shares (excluding the 14,620,846 shares held by ASHC). Approximately 76.98% of the 94,382,317 Credicorp’s issued common shares were held in the United States. There were approximately 54 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2016, 2017 and 2018 include transactions with related parties. For its 2016, 2017 and 2018 consolidated financial statements, Credicorp defines related parties as (i) related companies, (ii) its board of directors, (iii) its Senior Management and (iv) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of December 31, 2016, 2017 and 2018:

	2016	2017	2018
	(Soles in thousands)
Statement of financial situation -
Direct loans	1,181,648	1,468,211	2,544,431
Investments available-for-sale and trading securities	433,517	715,490	775,397
Deposits	(264,564)	(1,022,462)	(425,938)
Derivatives at fair value	1,074	(2,674)	890

Statement of income -
Interest income related to loans – income	28,872	23,992	2,404
Interest expense related to deposits - expense	(8,001)	(8,342)	(965)
Other income	9,098	7,247	688

Off-balance sheet
Total performance bonds, stand-by and L/Cs.	236,106	385,360	325,427

Credicorp made these loans, contingent operations and derivative contracts with related parties in the ordinary course of business and in accordance with the normal market terms available to other customers. Outstanding loan balances at the year-end are guaranteed by the related party. The loans to related companies as of December 31, 2018 have maturity dates ranging between January 2019 and December 2028 and an accrued annual interest rate average of 6.46% (and as of December 31,2017 had a maturity dates between January 2018 and July 2028 and an average accrued annual interest rate of 6.01%).

As of December 31, 2018, we recorded a S/13.7 million (US$4.1 million) allowance for loan losses for doubtful debt in connection with loans to related parties and as of December 31,2017 this provision amounted to S/7.2 million (US$2.2 million). The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates.

As of December 31, 2016, 2017 and 2018, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law No. 26702, which regulates and limits certain transactions with employees, directors and officers of a bank and insurance company. At December 31, 2016, 2017 and 2018, direct loans to employees, directors, key management of Credicorp and their family members amounted to S/1,015.9 million (US$302.7 million), S/957.2 million (US$295.3 million) and S/1,031.7 million (US$305.9 million), respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

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

There has been significant briefing on issues related to these Madoff Trustee actions, and the U.S. District Court for the Southern District of New York previously entered several rulings on legal issues presented in motions briefed in common by various defendants against which the Madoff Trustee has asserted these “clawback” type claims. In particular, on July 7, 2014, the District Court issued an opinion on extraterritorially (the “Extraterritoriality Order”) and, among other things, held that Bankruptcy Code section 550(a) “does not apply extraterritorially to allow for the recovery of subsequent transfers received abroad by a foreign transferee from a foreign transferor.” The District Court remanded the cases to the Bankruptcy Court for further briefing on the Extraterritoriality Order. Litigation has been ongoing regarding the Extraterritoriality Order, and, on November 22, 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the “Memorandum Decision”), which Memorandum Decision addresses the Extraterritoriality Order. In this Memorandum Decision, the Bankruptcy Court provided that the recovery of certain subsequent foreign transfers under section 550 of the Bankruptcy Code arising from the avoidance of certain transfers made by BLMIS is barred under the doctrine of comity and/or extraterritoriality, and dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. The Bankruptcy Court directed the parties to the Memorandum Decision, which includes ASB, to confer with the Madoff Trustee for the purpose of submitting orders consistent with the Memorandum Opinion (the “Dismissal Order”). The Dismissal Order was entered by the Bankruptcy Court on March 3, 2017, which Dismissal Order dismissed the Madoff Complaint against ASB. On March 16, 2017, the Madoff Trustee filed an appeal (the “Appeal”) of the Memorandum Decision and Dismissal Order (which Appeal also seeks to appeal the Extraterritoriality Order) in the Bankruptcy Court, seeking to appeal the dismissal of claims against ASB (and other similarly situated foreign transferee defendants) directly to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). On or around September 27, 2017, the Second Circuit granted permission for direct appeal. Following briefing filed in the Appeal, the Second Circuit heard oral argument in the Appeal on or about November 16, 2018. On February 25, 2019, the Second Circuit issued its opinion, reversing the Dismissal Order and remanding the matter back to the Bankruptcy Court (the “Second Circuit Opinion”). On or about, March 11, 2019, a number of the defendants, including ASB who joined the petition, filed a petition for panel rehearing and rehearing en banc of the Second Circuit Opinion. On April 4, 2019, the Second Circuit denied the petition for rehearing. On April 8, 2019, the defendant-appellees, including ASB who joined the motion, filed a motion to stay the issuance of the mandate, pending the filing of a petition for a writ of certiorari in the United States Supreme Court. On April 23, 2019, the Second Circuit entered an order granting the motion to stay the mandate.

Management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint, and will continue to contest these claims vigorously.

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

On or about October 21, 2016, pursuant to the CMO, the Fairfield Liquidator filed, among other things, a Motion for Leave to Amend (the “Motion for Leave”) various complaints, including against ASB in the Fairfield v. ASB Adversary Proceeding. On or about January 13, 2017, pursuant to the terms of the CMO, certain defendants, including ASB, filed a motion to dismiss (the “Motion to Dismiss”) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. Reply briefing thereafter by the parties on the Motion for Leave and Motion to Dismiss continued under the terms of the CMO, and on January 8, 2018, the Bankruptcy Court entered an order scheduling oral argument on the Motion for Leave and the Motion to Dismiss for January 25, 2018. The Bankruptcy Court heard oral argument on January 25, 2018, but did not rule at the hearing. On or about August 6, 2018, the Bankruptcy Court entered an initial opinion on the Motion to Dismiss (the “Initial Opinion”), denying certain jurisdictional arguments and holding that the balance of the Motion to Dismiss and Motion for Leave would have to await disposition of further proceedings. Following entry of this Initial Opinion, the Fairfield Liquidator and various defendants, including ASB, entered into an Order and Stipulation that provided that the parties agreed that the Bankruptcy Court could resolve certain issues in the Motion for Leave and Motion to Dismiss, with the parties reserving on and preserving certain jurisdictional arguments, which Order and Stipulation the Court “so ordered” on or around September 20, 2018 (the “Stipulated Order”). Following entry of the Stipulated Order, on or about December 12, 2018, the Bankruptcy Court entered a memorandum decision (the “Second Decision”), which decision granted in part and denied in part the Motion to Dismiss and Motion for Leave.

As part of this Second Decision, the Bankruptcy Court directed the Fairfield Liquidator to settle or submit consensual orders with each defendant consistent with the Second Decision. On or about March 18, 2019, the Fairfield Liquidator submitted the agreed form of a stipulated order dismissing the adversary proceeding against ASB, which proposed order was “so ordered” and entered by the Bankruptcy Court on April 5, 2019 (the “Dismissal Order”). The Fairfield Liquidator has informed the parties, and the Dismissal Order provides a process for this, that it may appeal any dismissal orders.

Management believes it has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and will continue to contest these claims vigorously.

(2)	Government Investigations

Neither we, nor any of our subsidiaries, are involved in any government investigation.

The Chairman and Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of Banco de Credito del Peru, have been summoned as witnesses, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Credicorp does not believe the results of this investigation will have material effect on its business, financial position or profitability.

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

Notwithstanding the foregoing, under Bermuda Law, any dividend may only be declared and paid if the Company is able to (i) pay its liabilities as they become due, and (ii) the realisable value of its assets is not less than the aggregate value of its liabilities, capital stock, and share premium accounts.

The Board of Directors may in its sole discretion declare and pay a dividend below 25%, if any of the above mentioned conditions are not met. Subject to the foregoing, it is expected that dividend payment shall be made once a year within ninety calendar days of the meeting held by the Board to approve the dividend declaration. No interim dividends shall be paid. This policy has been in force since the financial year 2016, and will continue to be applicable until amended or rescinded by the Board of Directors. For further detail about the risk associated with our ability to pay dividends, refer to “Item 3. Key Information – 3.D Risk Factors – (3) Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us”.

The following table shows cash and stock dividends that we paid in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00
2014	94,382,317	US$	2.1873	0.00
2015	94,382,317	US$	2.3160	0.00
2016	94,382,317	S/	12.2865	0.00
2016(1)	94,382,317	S/	15.7000	0.00
2017(2)	94,382,317	S/	14.1726	0.00
2018(3)	94,382,317	S/	20.0000	0.00

(1)	At a meeting held on October 25, 2017, the Board of Directors declared an extraordinary cash dividend of S/ 15.700 per common share. The cash dividend was paid in U.S. Dollars using the weighted exchange rate of S/3.2400 per US Dollar registered by the Superintendent of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on November 22, 2017. The U.S. Dollar dividend amount was rounded up to four decimals, therefore the dividend paid per share was US$4.8457 per share. The aforementioned cash dividend was be paid on November 24, 2017 to those shareholders that were registered as shareholders of Credicorp as of the close of business on November 14, 2017.
(2)	At a meeting held on February 28, 2018, the Board of Directors declared a cash dividend of S/14.1726 per common share. The cash dividend was paid in U.S. Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 09, 2018. The U.S. Dollar dividend amount was rounded up to four decimals. The aforementioned cash dividend was paid on May 11, 2018 to those shareholders that are registered as shareholders of Credicorp as of the close of business on April 18, 2018.
(3)	At a meeting held on February 27, 2019, the Board of Directors declared a cash dividend of S/20.0000 per common share. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 08, 2019. The U.S. Dollar dividend amount will be rounded up to four decimals. The aforementioned cash dividend will be paid on May 10, 2019 to those shareholders that are registered as shareholders of Credicorp as of the close of business on April 16, 2019.

8. B	Significant changes

(1)	Acquisition of non-controlling interest of Mibanco, Banco de la Microempresa S.A. (Mibanco)

On April 18, 2018, Credicorp Ltd. through its subsidiaries Grupo Credito S.A. and Banco de Credito del Peru S.A. acquired 3.23 percent and 0.06 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/129.0 million and S/2.4 million, respectively.

Additionally, on May 22 and 23, 2018, BCP Stand-alone acquired 1.22 percent and 0.05 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/47.3 million and S/1.9 million, respectively.

These acquisitions of non-controlling interest were recorded as an equity transaction.

In view of said acquisitions, Credicorp Ltd. increased its interest in the share capital of Mibanco from 93.18 percent to 97.74 percent.

(2)	Merger by absorption between Credicorp Capital Holding Chile S.A. and Inversiones IMT S.A.

On February 21, 2018, the Private Investment Fund Series B, administered by Credicorp Capital S.A., sold, ceded and transferred to Credicorp Capital Holding Chile S.A. the 11 shares of Inversiones IMT S.A. which it owned.

As a result of the sale, the entity Credicorp Capital Holding Chile S.A. became the holder of 100.0 percent of the share capital of Inversiones IMT S.A. for an uninterrupted period that exceeded 10 days, which is a cause for corporate dissolution, according to article 103 numeral 2 of the Law regarding Joint Stock Companies, in Chile.

Subsequently, on March 3, 2018, the merger by absorption between Inversiones IMT S.A. (absorbed entity) and Credicorp Capital Holding Chile S.A. (absorbing entity) was made effective; the latter acquiring all the assets, liabilities, rights and obligations of Inversiones IMT S.A., without needing to proceed with the liquidation of the dissolved company.

Said transaction has not generated a significant impact on the Group’s consolidated financial statements.

(3)	Merger by absorption between El Pacifico Vida Compañia de Seguros y Reaseguros (Pacifico Vida) and El Pacifico Peruano-Suiza Compañia de Seguros y Reaseguros (PPS)

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

In this sense, the SBS through Resolution N° 2836-2017, dated July 19, 2017, authorized the following to Pacifico Vida:

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

This transaction has not generated a significant impact on the Group's consolidated financial statements.

(4)	Acquisition of the non-controlling interest of Credicorp Capital Colombia S.A. (formerly Correval) and Inversiones IMT S.A.

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

The amount paid by Credicorp Capital Holding Chile was made up of: (i) US$49.2 million originating from the capital contribution of Credicorp Capital Ltd., (ii) US$20.0 million obtained through a financing from a local Chilean bank and (iii) own funds of approximately US$4.5 million.

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

The impacts of the operation on the financial statements of the Group are summarized below:

	Companies acquired
	Inversiones IMT S.A.	Credicorp Capital Holding Colombia S.A.	Coby Business Inc. y Artigas Global Corp.	Total
	S/000	S/000	S/000	S/000
Assets and liabilities acquired / Non-controlling interest	103,630	69,482	43,261	216,373
Payment made / execution of sale option	(241,420)	(152,379)	(96,067)	(489,866)
Effect on Retained Earnings	(137,790)	(82,897)	(52,806)	(273,493)

ITEM 9.	THE OFFER AND LISTING

9. A	Offer and Listing Details

Our common shares have been traded on the New York Stock Exchange since October 25, 1995 under the symbol BAP. Our common shares also trade on the BVL. They are quoted in U.S. Dollars on both exchanges and trade under the symbol BAP.

9. B	Plan of Distribution

Not applicable.

9. C	Markets

(1)	The Lima Stock Exchange

1.1	Trading

As of December 2018, there were 272 companies listed on the BVL, which is Peru’s only securities exchange and was established in 1970. Trading on the BVL is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows:

From the second Sunday of March through the first Sunday of November of each year:	Opening session:	08:20 a.m.	-	08:30 a.m.
	Trading I:	08:30 a.m.	-	02:22 p.m.
	Trading II	02:22 p.m.	-	02:52 p.m.
	Closing session:	02:52 p.m.	-	03:00 p.m.
	Closing Price publication	03:00 p.m.	-	03:02 p.m.
	Trading at closing price:	03:02 p.m.	-	03:10 p.m.
From the first Sunday of November through the second Sunday of March of each year:	Opening session:	09:00 a.m.	-	09:30 a.m.
	Trading I:	09:30 a.m.	-	03:22 p.m.
	Trading II	03:22 p.m.	-	03:52 p.m.
	Closing session:	03:52 p.m.	-	04:00 p.m.
	Closing Price publication	04:00 p.m.	-	04:02 p.m.
	Trading at closing price:	04:02 p.m.	-	04:10 p.m.

Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of all transactions on the BVL currently take place on the electronic system.

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

According to the BVL, the first two quarters of 2018 started out with an improvement, product of the better performance in the mining and industrial stocks during these periods. As from July till the end of the third quarter, the Peruvian stock market, saw a downward trend mainly driven by lower international commodity prices in the mining sector, along with the headwind from the persistent commercial trade tension between U.S.A and China.

During 2018, the BVL reported a highly volatile behavior due to the effects of major political crisis, involving two impeachment requests from the Congress and the posterior resignation of Pedro Pablo Kuzcynski in March 2018, who took office in July 2016. Nevertheless, even though political noise posted ups and downs during the year, the trading volatility registered in 2018 was lower than the one posted in 2017.

The total amount traded on the BVL was US$4,566 million in 2016, US$8,944 million in 2017 and US$6,208 million in 2018. These figures are still far from the record level obtained in 2007, in which trading volume reached US$12,400 million. The Peruvian stock market capitalization amounted to US$142,374 million in 2018 compared to US$162,355 million in 2017 and US$124,044 million in 2016. The Indice General de la Bolsa de Valores de Lima (the General Index of the BVL or IGBVL) closed at 19,350.40 points in 2018 (a decrease of 3.12% compared to 2017).

1.2	Market Regulation

The Securities Market Law (Legislative Decree 861) addresses matters such as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies. The SMV, a governmental entity attached to Peru’s Ministry of Economy and Finance, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while the BVL and its member firms were given the status of self-regulatory organizations. Additionally, a unified system of guarantees and capital requirements was established for the BVL and its member firms.

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

On August 22, 1995, SMV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the BVL. On October 25, 1995, we became the first non-Peruvian company to list our shares on the BVL. See “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation”.

Pursuant to the Securities Market Law, the BVL must maintain a guarantee fund that is funded by its member firms. The actual contributions to be made by the 24 member firms of the BVL are based on volume traded over the exchange. In addition to the guarantee fund managed by the BVL, each member firm is required to maintain a guarantee for operations carried on outside the exchange in favor of SMV. Such guarantees are generally established through bank guarantees issued by local banks.

9. D	Selling Shareholders

Not applicable.

9. E	Dilution

Not applicable.

9. F	Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10. A	Share Capital

Not applicable.

10. B	Memorandum and Articles of Association

“Item 10. Additional Information – Memorandum and Articles of Incorporation” from our Annual Report on Form 20-F dated June 27, 2003 is incorporated herein by reference.

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

As of the date hereof, we have not, nor have our subsidiaries, entered into any material contracts other than those entered into in the ordinary course of our business.

10. D	Exchange Controls

We have been designated as a non-resident for Bermuda exchange control purposes and, therefore, there are no restrictions on our ability to transfer non-Bermuda funds into and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

We rely almost exclusively on dividends from Grupo Credito, BCP Stand-alone, BCP Bolivia, ASHC, Grupo Pacifico, Credicorp Capital and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

Although substantially all of the clients of BCP Stand-alone, ASB and Pacifico are located in Peru, as of December 31, 2018, approximately 38.4% of BCP Stand-alone’s loan portfolio, 100.0% of ASB loan portfolio, and 54.7% of Pacifico’s written premiums were denominated in U.S. Dollars (38.3%, 99.9% and 50.2%; and 38.0%, 99.9%, and 61.4% in 2017, respectively).

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$ 60,121 million or 27% of GDP as of December 31, 2018) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company – 4.B Business Overview – (7) Peruvian Government and Economy”.

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

The disclosures in the following sections describe certain material implications to shareholders under the tax laws of Bermuda, Peru and the United States, but are not intended to provide legal advice to investors. Investors should consult with their own tax advisers in these and other jurisdictions.

Credicorp’s dividends are paid without withholding tax at the source.

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

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 (Bermuda annual government fee for 2017 & 2018). However, there was an increase in the 2019 annual government fee to $19,605.

10.2	Peruvian regulation

On February 15, 2011, the Peruvian government enacted Law No. 29663, which was subsequently amended on July 21, 2011, by Law No. 29757. This law partially modifies the country’s income tax regime by (i) subjecting to taxation in Peru capital gains derived from an indirect transfer of shares issued by a domiciled entity and (ii) introducing more types of income that will qualify as Peruvian source income. Under the law, an indirect transfer of shares issued by a domiciled entity exists and is subject to the Peruvian Income Tax (0%, 5% or 30%) when the shares of a non-domiciled entity, which in turn owns (directly or indirectly through other entities) shares issued by a domiciled entity, are transferred, provided that both of the following two conditions are met:

a.	During the 12 months prior to the transfer, the fair market value (FMV) of the shares of the domiciled entity owned by the non-domiciled entity equals 50% or more of the FMV of the shares of the non-domiciled entity. There is a rebuttable presumption that this condition is met if the non-domiciled entity is a resident in a tax haven; and

b.	During any given 12-month period, shares representing 10% or more of the non-domiciled entity’s share capital are transferred.

The Legislative Decree 1424 (published in September 13, 2018) established an additional rule according to which if the "total amount" of domiciled entity´s shares -indirectly transferred- is equal to or exceeds 40,000 Peruvian Tax Units (approx. US$ 52 millions), an indirect transfer of Peruvian shares would always be deemed to be triggered, irrespective of whether conditions a) or b) are met. This new rule based on the sales price is in force as from January 1, 2019, jointly with the general rule referred above.

The tax rate will apply according to the following table:

Tax rate
Exempt (0%)	Law No. 30341 establishes that the income derived from the transfer of securities in the BVL will be exempt from the Income Tax until December 31, 2019, as long as they have a stock market presence and; if in a period of 12 months, the tax-payer or its related parties, through a single or successive operations, do not transfer 10% or more of the total shares issued by the respective Company.
5%	If the aforementioned requirements are not met and the transfer of shares is realized through the BVL by a non-domiciled subject.
30%	If the transfer of shares is not realized through the BVL by a non-domiciled subject, even if the shares are listed in the BVL.

In addition, the following obligations were imposed on domiciled entities that have economic relationships with non-domiciled sellers:

(1)	Reporting to the SUNAT the direct or indirect transfer of its shares and;

(2)	To the extent that shares of a domiciled company are being directly or indirectly transferred by a non-domiciled seller, the domiciled company is jointly liable for the income tax that is not paid by the non-domiciled seller when such seller and the Peruvian domiciled company are deemed to be economically related for Peruvian Income Tax purposes for any period of time, within 12 months prior to the transfer. However, the joint income tax liability does not apply when the purchaser or acquirer of the transferred shares is a domiciled individual or entity.

To this respect Supreme Decree N° 275-2013-EF, enacted on November 7, 2013, defined the concept of “economical relationship”. A domiciled entity is considered to be economically related to a non-domiciled seller, if, in any given time within the 12-month period prior to the transfer, at least one of the following conditions is met:

a.	The non-domiciled seller owns more than 10% of the equity of the domiciled entity, directly or through a third party;

b.	10% or more of the equity of each of the domiciled entity and the non-domiciled seller is owned by common shareholders;

c.	The domiciled entity and the non-domiciled seller have one or more common directors, managers or administrators, with authority over financial, operative and commercial agreements;

d.	The domiciled entity and the non-domiciled seller prepare joint consolidated financial statements; or

e.	The non-domiciled seller has a dominant influence on the decisions of the administrative areas of the domiciled entity, or vice-versa.

10.3	Material U.S. Federal Income Tax Consequences

This section describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares by U.S. shareholders (as defined below) that hold our common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable regulations of the U.S. Department of the Treasury promulgated thereunder (the “Treasury Regulations”), U.S. Internal Revenue Service (the “IRS”) rulings and decisions and judicial decisions thereon and existing interpretations thereof, all as in effect on the date of this Annual Report. These authorities may be subject to different interpretations or changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below.

We have not sought any ruling from the IRS in respect of the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions, or that the IRS will not challenge any of the positions taken by us and that such challenge, if any, will not be sustained. A different treatment from that described below could adversely affect the tax consequences of the ownership and disposition of our common shares as set forth in this summary.

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of such holder’s circumstances. In particular, this summary does not address all of the tax consequences that may apply to members of a special class of holders subject to special rules, including:

•	dealers in securities or currencies;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	regulated investment companies;

•	real estate investment companies;

•	traders in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt organizations;

•	banks, insurance companies, or any other financial institution;

•	persons that actually or constructively owns 10% or more, by vote or value, of our common shares;

•	persons that hold our common shares as part of a straddle or a hedging, conversion, or other integrated transaction for U.S. federal income tax purposes;

•	persons that purchase or sell common shares as part of a wash sale for U.S. federal income tax purposes;

•	partnerships or other pass-through entities and investors therein; or

•	persons whose functional currency is not the U.S. dollar.

In December 2017, the United States enacted U.S. federal income tax reform, which significantly changed the U.S. federal income tax system. Although this summary takes into account this new U.S. federal income tax law, its provisions are complex and there is limited administrative guidance about its application. You should consult your own tax advisor regarding the potential impact of this new U.S. federal income tax law on the U.S. federal income tax consequences to you in light of your particular circumstances.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares, the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your own tax advisor regarding the U.S. federal income tax consequences to you.

Prospective investors of our common shares should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. and other tax consequences of owning and disposing of the common shares in their particular circumstances.

This summary applies to you if you are a U.S. Shareholder. As used herein, a "U.S. Shareholder" means a beneficial owner of our common shares who or that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons (as defined in the Code and Treasury Regulations) are authorized to control all substantial decisions of the trust.

Taxation of Dividends

Subject to the discussion of the “passive foreign investment company” rules below, the gross amount of any distributions of cash or property with respect to our common shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated first as a return of capital that is applied against and reduces the U.S. Shareholder's adjusted tax basis in the common shares, but not below zero, and thereafter as capital gain realized on the sale or other disposition of the common shares. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Shareholders as dividends.

Any dividends that a U.S. Shareholder receives will be includable in such holder’s gross income as ordinary income on the day such holder actually or constructively receives them. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Shareholders. Dividends paid by us generally will be non-U.S. source income for purposes of the U.S. “foreign tax credit” rules. The rules governing U.S. foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. Shareholder. Therefore, each U.S. Shareholder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. Shareholder’s particular circumstances.

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. Shareholders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation if (1) its shares (including the common shares) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. However, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. The common shares are traded on the New York Stock Exchange. The United States does not have a comprehensive income tax treaty with Bermuda or Peru. Each U.S. Shareholder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

Taxation of Capital Gains

Subject to the discussion of the “passive foreign investment company" rules below, a U.S. Shareholder generally will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the common shares were held for more than one year. Gain or loss, if any, recognized by a U.S. Shareholder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes. Therefore, U.S. Shareholders may not be able to use any U.S. foreign tax credit arising from any Peruvian tax imposed on the sale or exchange of common shares unless the credit can be applied (subject to applicable limitations) against tax due on other non-U.S. source income. A U.S. Shareholder’s adjusted tax basis in its common shares generally is equal to its purchase price for such shares, adjusted as described above. Long-term capital gains recognized by non-corporate U.S. Shareholders generally will be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

For the purposes of this test, such non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Income and assets that would ordinarily be categorized as passive under the rules above would not be so categorized if the assets are used, and the income is derived, in the active conduct of a banking or insurance business by a non-U.S. corporation. The IRS guidance implementing such exceptions are unclear, however, and it is therefore not certain that we, including our subsidiaries, qualify for either such exception.

We have not determined whether we have previously been a PFIC for any year, or whether we are currently, or will be a PFIC in future years. Furthermore, because this determination is made on an annual basis, no assurance can be given that we will not be classified as a PFIC in future taxable years. If we are classified as a PFIC for U.S. federal income tax purposes, a U.S. Shareholder that does not make an election to treat us as a “qualified electing fund” and did not make a “mark-to-market” election, each as described below, will be subject to the follow U.S. federal income tax consequences:

•	“Excess distributions” we make to a U.S. Shareholder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Shareholder with respect to our common shares in any taxable year that exceed 125% of the average distributions received by the U.S. Shareholder from us in the shorter of either the three previous years or the U.S. Shareholder’s holding period for such common shares before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Shareholder has held our common shares. A U.S. Shareholder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A U.S. Shareholder must pay U.S. federal income tax on amounts allocated to each prior taxable PFIC year at the highest marginal tax rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for U.S. federal income tax.

•	The entire amount of gain that is realized by a U.S. Shareholder upon the sale or other disposition of our common shares would also be considered an excess distribution and would be subject to U.S. federal income tax as described above.

•	A U.S. Shareholder’s adjusted tax basis in shares that were acquired from a U.S. decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s adjusted tax basis, if lower than such value.

The special PFIC rules do not apply to a U.S. Shareholder if the U.S. Shareholder makes an election to treat us as a “qualified electing fund” in the first taxable year in which the U.S. Shareholder owns our common shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a U.S. Shareholder generally must file a completed IRS Form 8621 in each year that we are a PFIC. U.S. Shareholders should be aware that, for each taxable year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Shareholders the information such U.S. Shareholders require to make a “qualified electing fund” election with respect to us.

A U.S. Shareholder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Shareholder’s adjusted tax basis in the PFIC shares. If such a mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Assuming that we are trading on the New York Stock Exchange, our common shares are expected to be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election should be able to be made if we are classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and U.S. Shareholders are strongly urged to consult their tax advisors concerning this election if we are classified as a PFIC.

U.S. Shareholders are urged to consult their tax advisors regarding the adverse tax consequences of owning our common shares if we are, or become, a PFIC, and the possibility of making certain elections designed to lessen those adverse consequences.

Medicare Tax on Net Investment Income

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (i) such holder’s "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Shareholder’s net investment income generally includes its dividend income and its net gains from the disposition of our common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Shareholder that is an individual, estate or trust is urged to consult its own tax advisor regarding the applicability of the Medicare tax in respect of its investment in our common shares.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year, may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. Persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Our common shares may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the common shares.

Backup Withholding and Information Reporting

Dividends paid, if any, on our common shares to a U.S. Shareholder may be subject to information reporting and, unless a U.S. Shareholder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax (currently at a rate of 24%). In addition, information reporting generally will apply to payments of proceeds from the sale, exchange, redemption or other disposition of our common shares by a paying agent, including a broker, within the United States to a U.S. Shareholder. A paying agent within the United States will be required to impose backup withholding on any payments of the proceeds from the sale, exchange redemption or other disposition of the common shares within the United States to a U.S. Shareholder if such U.S. Shareholder fails to furnish its correct taxpayer identification number or otherwise fails to establish an exemption or comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. Shareholder’s U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code (commonly known as the Foreign Account Tax Compliance Act, or “FATCA”) impose, under certain circumstances, a 30% U.S. federal withholding tax on certain payments to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the Bermuda government or the IRS regarding our U.S. Shareholders and to withhold on a portion of payments under our common shares to certain U.S. Shareholders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). Each U.S. Shareholder should consult his, her or its own tax advisor regarding the application of FATCA to the purchase, ownership, and disposition of our common shares.

10.4 Double tax treaties

Peru has tax treaties with the following jurisdictions: Brazil, Canada, Chile, Mexico, Portugal, South Korea, Switzerland and the countries member of the Andean Pact (Bolivia, Colombia and Ecuador). Peru does not have a tax treaty with Bermuda and the United States does not have a comprehensive income tax treaty with Bermuda or Peru.

10. F	Dividends and Paying Agents

Not applicable.

10. G	Statement by Experts

Not applicable.

10. H	Documents on Display

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as such requirements apply to us as a foreign private issuer. As such, we file or furnish reports and other information to the SEC, which may be inspected at the public reference facilities of the SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may also inspect any document we file with the SEC at the offices of The New York Stock Exchange, at 20 Broad Street, New York, New York 10005.

In addition, the SEC maintains a website that contains information filed or furnished electronically, which can be accessed at http://www.sec.gov and from certain commercial document retrieval services. Neither information contained on the SEC’s website nor information gathered from commercial document retrieval services form part of this report on Form 20-F.

10. I	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group’s activities involve principally the use of financial instruments, including derivatives, and receives deposits from customers mainly at fixed rates, for different periods, and invests these funds in high-quality assets. Additionally, it places these deposits with legal entities and individuals, considering the financial costs and expected profitability.

We also seek to raise margins, through lending to commercial and retail borrowers with a range of financial products. Such exposures involve not just on-balance sheet loans and advances; we also enter into off-balance sheet facilities and other commitments such as letters of credit and performance bonds.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a cornerstone of its risk management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

(1) Risk Management Structure

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

a)	Group’s Board of Directors

Credicorp’s Board of Directors

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

Group’s Company Boards

The Board of Directors of each subsidiary is responsible for aligning the risk management established by the Board of Credicorp within the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

b)	Credicorp Risk Committee

Represents the Board of Credicorp in risk management decision-making. This committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition, it establishes principles, policies and general limits.

The Credicorp Risk Committee is chaired by a Board member of Credicorp; it also consists of a second member of the Board of Credicorp, a Board member of BCP Stand-alone, the Chief Executive Officer of BCP Stand-alone, the Chief Financial Officer of BCP Stand-alone, the Chief Risk Officer of BCP Stand-alone and the Risk Management Division of BCP Stand-alone’s manager. Furthermore, Credicorp´s Chief Corporte Officer participates as an observer.

In addition, to effectively manage all the risks, the Credicorp Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Credit Risk Committees (retail and non-retail)

The Credit Risk Committees are responsible for reviewing the tolerance level of the credit risk appetite and the limits of exposure. In addition, it proposes credit risk management norms and policies within the framework of governance and organization for the integral management of credit risk. Furthermore, it proposes the approval of any changes to the credit risk management functions and reports important findings to the Risk Committee.

Treasury and ALM (Asset Liability Management) Risk Committee

The Treasury and ALM Risk Committee is responsible for analyzing and proposing corrective measures in the event of deviations from the risk tolerance levels assumed by the Treasury. It also proposes the guidelines and policies for the treasury and ALM risk management within the framework of governance and organization for the integral management of market risks. Furthermore, it is responsible for proposing the approval of any changes in the treasury and ALM risk management functions and for reporting any finding to the Risk Committee.

Operational Risk Committee-

The Operational Risk Committee is responsible for reviewing the tolerance level of the appetite for operational risk and the limits of exposure. It also proposes the rules, operational risk management policies and the mechanisms for the implementation of corrective actions within the governance framework. Furthermore, it proposes the approval of any changes to the operational risk management functions and reports any finding to the Risk Committee.

c)	Central Risk Management

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by Credicorp Board of Directors.

The Central Risk Management is divided into the following units:

Credit Division

The Credit Division is responsible for ensuring the quality of the wholesale banking portfolio in accordance with the Group’s risk strategy and appetite on the basis of an efficient management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Division

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with those established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process. It also has the task of informing the Board of Directors regarding global exposure and by type of risk, as well as the specific exposure of each Group’s company.

The Risk Management Division consists of the following departments: Operational and Insurance Risk Management Department, Methodology and Modeling for Risk Management Department, Market Risk Management Department, Credit and Corporate Risk Management Department, Global Risk Management Department and Model Risk Management Department.

Retail Banking Risk Division

This division is responsible for ensuring the quality of the retail portfolio and the development of credit policies that are consistent with the overall guidelines and risk policies set by the Board of Credicorp.

Treasury Risk Management

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of risk measurement methodologies and limits used by the Treasury Division approved by the Risk Committee. Also, it is responsible for assessing hedge derivatives effectiveness and investments valuation.

Cybersecurity Management

The Cybersecurity Management area establishes policies and regulatory framework for information security and cybersecurity risk management. It is also responsible for designing and implementing the strategies used to create and monitor controls that enable the permanent evaluation of regulatory framework effectiveness. In addition, the area supervises the performance of the functions of the responsible units, monitoring the processes used for the identification, assessment, recording and treatment of information security and cybersecurity risks.

d)	Internal Audit Division

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates the sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

e)	Compliance Division

Compliance Division is responsible for ensuring corporate compliance of regulations and internal Code of Ethics.

(2)	Risk Measurement and Reporting Systems

Credicorp has independent databases that are subsequently integrated through corporate reports. These reports enable it to monitor, at an aggregate and detailed level, the different types of risks to which each company is exposed. The system provides the ability to comply with the needs for reviewing the risk appetite requested by the above-mentioned committees and departments; as well as complying with regulatory requirements.

(3)	Risk Mitigation

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as collateral, derivatives, controls and insurance, among others. Furthermore, it has adopted policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses collateral to reduce its credit risk exposure.

(4)	Risk appetite

Based on corporate risk management, the Group's Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as it seeks its strategic and financial objectives, maintaining a corporate vision in the individual decisions of each entity. This risk appetite framework is based on "core" and "specific" metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and statement of financial position structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk concentration is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

- A risk appetite statement: establishes explicit general principles and the qualitative declarations which complement the risk strategy.

- A metrics scorecard: used to define the levels of risk exposure in the different strategic pillars.

- Limits: allow control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

- Government scheme: seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

(5)	Risk Concentration

Risk concentrations arise when a reduced and representative number of all the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions, among others.

To avoid excessive risk concentration, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

(6)	Market Risk

The Group is exposed to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk in two groups: (i) arising from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) arising from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

(7)	Trading Book

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

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

VaR limits and assumptions are set on the basis of risk appetite and trading strategy of each subsidiary. The assessment of past movements has been based on historical one-year data and 131 market risk factors, which are composed as follows: 31 market curves, 74 stock prices, 15 mutual funds values, 3 volatility series and 8 survival probability curves. Credicorp applies these historical changes in rates directly to its current positions (a method known as historical simulation). Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which Credicorp’s trading book is exposed.

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

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, Credicorp has internal appetite risk limits for the trading book that are monitored and informed to the Credicorp Treasury and ALM Risk Committee. In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate (see “Item 11. Quantitative and qualitative disclosures about market risk – (10) Foreign Exchange Risk”).

During 2018, the Credicorp´s VaR showed an increase compared to the level of 2017, due to the increase of the price risk and the interest rates risk, which were not offset by the important diversification among risks made during 2018. The price risk responds to a greater exposure in shares of Credicorp Capital Colombia. The rate risk responds to a lower diversification of the interestrate portfolios by the subsidiaries. The VaR remains contained within the limits of the risk appetite established by the Bank's Risk Management.

As of December 31, 2018, 2017 and 2016, our VaR by risk type were as follows:

	2016	2017	2018
	Soles in thousand
Interest rate risk	22,553	7,836	9,527
Price risk	9,623	2,759	4,476
Volatility risk	319	-	10
Diversification effect	(6,573)	(3,195)	(3,587)
Consolidated VaR by risk type (1)	25,922	7,400	10,426
(1)	Amplified to the Holding, 10 days period.

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model are considered as part of the sensitivity analysis of rates and market prices in the section number 9. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

The information disclosed in these charts addresses the VaR calculation for the entire consolidated Group. However, minimum, maximum and average VaR calculations are estimated only for BCP Stand-alone’s trading book. The reason for this is that, although there is a daily VaR calculation for all subsidiaries with trading book positions, the entire Group is consolidated once a month in order to calculate a VaR for reporting purposes and to monitor the economic capital limit. Therefore, since there is not a sufficient sample for the Group, minimum, maximum and average VaR are calculated only for the BCP Stand-alone subsidiary. Nonetheless, the Company believes it is relevant information considering that BCP Stand-alone’s trading risk is very close to the total trading risk of the Group’s portfolio.

For the years ended December 31, 2018, 2017 and 2016, the BCP Stand-alone’s VaR is as follows:

	2016	2017	2018
	Soles in thousand
Average daily	50,486	14,834	13,160
Highest	132,038	55,298	25,552
Lowest	8,972	6,022	4,493

7.2	Backtesting

Backtesting is performed on the trading book to verify the predictive power of the VaR calculations. Backtesting compares results of the positions considered for the calculation of VaR and the calculation of the VaR from the previous day. Backtesting exceptions occur when real losses exceed the estimated VaR for the previous day. In order for a backtesting analysis to be considered valid, it should be based on a minimum of 252 observations. Every month, back-testing exceptions are analyzed and reports are prepared to explain the results. These reports are presented to the Treasury and ALM Risk Committee and our Senior Officers. Backtesting is also estimated only for BCP Stand-alone’s trading book, since it should be based on a minimum of 252 observations and the Group’s VaR is consolidated only once a month for reporting purposes and to monitor the economic capital limit.

VaRBacktesting – VaR (1-Day, 99% in millions of Soles) – 2018:

During 2018, BCP Stand-alone recorded two-backtesting exception, when actual losses exceed daily VaR. Acording to the selected test, we believe that the VaR model is statistically correct. The exceptions were due to an increase in market volatility in the LatAm market curves for fixed income and derivatives, mainly in Soles. During 2017, BCP Stand-alone did not record any exceptions.

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

The results of our stress test as of December 31, 2018, 2017, 2016, by risk type, were as follows:

	2016	2017	2018
	Soles in thousand
Interest rate risk	45,453	28,487	41,040
Price risk	35,603	12,301	9,101
Volatility risk	852	-	20
Diversification effect	(33,616)	(5,112)	(8,987)
Consolidated VaR by risk type	48,292	35,676	41,174

(8)	Banking Book

The management of risks associated with long-term and structural positions is called ALM. Non-trading portfolios, which comprise the banking book, are exposed to different sensitivities that can deteriorate the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth.

Interest-Rate Risk

The ALM-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the statement of financial position (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched re-pricing of interest rates that can be tolerated, which is periodically monthly monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those in which earnings are based on interest, such as credits, investments and technical reserves. Interest rate risk management at BCP Stand-alone, BCP Bolivia, Mibanco, Atlantic Security Bank and Grupo Pacifico is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (EAR) and sensitivity analysis of the net economic value (EVE). These calculations consider different rate shocks in stress scenarios.

Re-pricing Gap

The re-pricing gap analyses the term structure of interest rate mismatches within the Group’s balance and out of balance assests and liabilities. Different time bucket schemes may be used in the report. Through this analysis, management can identify the time profile in which interest rate variations may have potential impacts.

The tables below summarize our exposure to interest rate risks for the years 2018, 2017 and 2016. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual repricing or maturity/call date, whichever occurs first:

Investments carried at fair value through profit or loss and trading derivatives are not considerated in the Re-pricing Gap because these instruments are included in the trading book; and VaR methodology is used to assess this type of risk.

	As of December 31, 2016
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	7,467,818	1,845,264	3,709,882	9,890,459	109,340	4,542,630	27,565,393
Investments	1,574,831	465,421	3,913,328	6,261,652	8,908,298	2,680,557	23,804,087
Loans, net	10,525,263	16,135,337	22,739,878	30,353,995	11,170,586	-363,291	90,561,768
Financial assets designated at fair value through profit and loss	-	-	-	-	-	459,099	459,099
Premiums and other policies receivables	623,005	16,533	2,898	788	-	-	643,224
Accounts receivable from re-insurers and co-insurers	110,263	202,610	120,159	21,155	-	-	454,187
Other assets	373,946	5,590	12,537	7,024	-	8,533,348	8,932,445
Total assets	20,675,126	18,670,755	30,498,682	46,535,073	20,188,224	15,852,343	152,420,203
Liabilities
Deposits and obligations	22,908,852	8,273,520	15,162,216	32,654,763	4,970,689	1,946,347	85,916,387
Payables from repurchase agreements, security lending, due to banks and correspondents	2,765,720	2,031,097	5,747,611	10,146,210	1,825,048	106,229	22,621,915
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	209,520	209,520
Accounts payable to reinsurers and coinsurers	32,963	158,957	36,633	5,339	-	-	233,892
Technical, insurance claims reserves and reserves for unearned premiums	185,671	104,065	396,609	1,730,011	3,637,198	732,635	6,786,189
Bonds and notes issued	52,366	40,792	639,238	8,492,272	6,226,773	488,162	15,939,603
Other liabilities	446,131	1,577	218,539	190,300	-	3,754,658	4,611,205
Equity	-	-	-	-	-	20,116,511	20,116,511
Total liabilities and equity	26,391,703	10,610,008	22,200,846	53,218,895	16,659,708	27,354,062	156,435,222
Off-Balance sheet items
Derivatives assets	461,724	2,118,173	498,864	5,738,651	3,961,574	-	12,778,986
Derivatives liabilities	1,682,988	4,308,673	2,609,747	3,461,322	716,256	-	12,778,986
Total Off-Balance Sheet items	-1,221,264	-2,190,500	-2,110,883	2,277,329	3,245,318	-	-
Marginal gap	-6,937,841	5,870,247	6,186,953	-4,406,493	6,773,834	-11,501,719	-4,015,019
Accumulated gap	-6,937,841	-1,067,594	5,119,359	712,866	7,486,700	-4,015,019

Investments carried at fair value through profit or loss and trading derivatives are not considerated in the Repricing Gap because these instruments are included in the trading book; and VaR methodology is used to assess this type of risk.

	As of December 31, 2017
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	11,473,580	1,859,361	4,638,314	6,222,420	79,788	6,428,944	30,702,407
Investments	1,642,823	3,789,292	4,013,113	6,208,053	11,072,700	2,111,283	28,837,264
Loans, net	12,192,582	15,509,563	23,933,640	32,989,209	12,108,217	-755,934	95,977,277
Financial assets designated at fair value through profit and loss	-	-	-	-	-	537,685	537,685
Premiums and other policies receivables	626,392	22,088	6,500	1,849	-	-	656,829
Accounts receivable from re-insurers and co-insurers	163,425	309,669	208,531	34,070	-	-	715,695
Other assets	180,725	24,927	9,736	5,946	577,129	7,722,740	8,521,203
Total assets	26,279,527	21,514,900	32,809,834	45,461,547	23,837,834	16,044,718	165,948,360
Liabilities
Deposits and obligations	26,156,669	9,513,156	17,056,114	36,200,975	6,213,829	2,029,668	97,170,411
Payables from repurchase agreements, security lending, due to banks and correspondents	4,070,558	1,949,926	6,931,824	6,056,395	2,153,396	250,633	21,412,732
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	168,089	168,089
Accounts payable to reinsurers and coinsurers	51,814	141,708	31,726	9,937	-	-	235,185
Technical, insurance claims reserves and reserves for unearned premiums	200,307	118,642	443,141	1,918,617	3,922,902	840,151	7,443,760
Bonds and notes issued	791,247	1,656	395,125	11,998,887	2,973,831	81,511	16,242,257
Other liabilities	155,851	211,103	2,434	-	-	4,674,892	5,044,280
Equity	-	-	-	-	-	22,253,703	22,253,703
Total liabilities and equity	31,426,446	11,936,191	24,860,364	56,184,811	15,263,958	30,298,647	169,970,417
Off-Balance sheet items
Derivatives assets	1,397,860	2,023,671	426,309	6,993,576	2,393,197	-	13,234,613
Derivatives liabilities	4,153,574	4,460,947	181,534	3,944,123	494,435	-	13,234,613
Total Off-Balance Sheet items	-2,755,714	-2,437,276	244,775	3,049,453	1,898,762	-	-
Marginal gap	-7,902,633	7,141,433	8,194,245	-7,673,811	10,472,638	-14,253,929	-4,022,057
Accumulated gap	-7,902,633	-761,200	7,433,045	-240,766	10,231,872	-4,022,057

Investments carried at fair value through profit or loss and trading derivatives are not considerated in the Repricing Gap because these instruments are included in the trading book; and VaR methodology is used to assess this type of risk.

	As of December 31, 2018
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	Soles in thousands
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	8,348,880	2,192,245	2,644,313	4,973,228	94,925	7,997,867	26,251,458
Investments	1,024,895	4,143,332	6,231,197	5,288,235	12,014,435	648,579	29,350,673
Loans, net	12,671,779	17,663,723	25,826,794	36,908,775	13,581,585	(845,658)	105,806,998
Financial assets designated at fair value through profit and loss	-	-	-	-	-	521,186	521,186
Premiums and other policies receivables	848,662	24,303	9,124	5,184	-	-	887,273
Accounts receivable from re-insurers and co-insurers	89	106,421	734,043	1,104	386	-	842,043
Other assets	164,247	420	2,019	6,761	(1,242)	9,296,788	9,468,993
Total assets	23,058,552	24,130,444	35,447,490	47,183,287	25,690,089	17,618,762	173,128,624
Liabilities
Deposits and obligations	27,696,282	9,545,250	17,413,186	39,389,207	6,724,393	3,782,992	104,551,310
Payables from repurchase agreements, security lending, due to banks and correspondents	1,825,899	3,895,312	5,128,527	3,811,941	1,609,500	1,592,318	17,863,497
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	362,310	362,310
Accounts payable to reinsurers and coinsurers	5,504	281,808	3,082	1,299	-	-	291,693
Technical, insurance claims reserves and reserves for unearned premiums	217,240	600,927	1,007,817	2,327,437	4,247,236	52,014	8,452,671
Bonds and notes issued	27	1,934	2,499,807	12,441,149	445,350	69,273	15,457,540
Other liabilities	155,293	218,227	2,419	-	-	4,987,256	5,363,195
Equity	-	-	-	-	-	24,266,076	24,266,076
Total liabilities and equity	29,900,245	14,543,458	26,054,838	57,971,033	13,026,479	35,112,239	176,608,292
Off-Balance sheet items
Derivatives assets	3,393,623	2,736,835	1,204,498	347,883	72,826	-	7,755,665
Derivatives liabilities	823,012	819,882	3,728,800	1,754,972	534,259	-	7,660,925
Total Off-Balance Sheet items	2,570,611	1,916,953	(2,524,302)	(1,407,089)	(461,433)	-	94,740
Marginal gap	(4,271,082)	11,503,939	6,868,350	(12,194,835)	12,202,177	(17,493,477)	(3,384,928)
Accumulated gap	(4,271,082)	7,232,857	14,101,207	1,906,372	14,108,549	(3,384,928)	-

Investments carried at fair value through profit or loss and trading derivatives are not considerated in the Repricing Gap because these instruments are included in the trading book; and VaR methodology is used to assess this type of risk.

(9)	Sensitivity to Changes in Interest Rates

The sensitivity analysis of a reasonable possible change in interest rates on the ALM book comprises an assessment of the sensibility of the financial margin, which seeks to measure the potential changes in interest accruals over a period of time due to the expected parallel movement of the interest rate curves, as well as the sensitivity of the net economic value, which is a long-term metric measured as the difference arising between the economic value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2018, 2017 and 2016, including the effect of derivatives instruments.The sensitivity of net economic value is calculated by reassessing the financial assets and liabilities that comprise the banking book, before income tax and non-controlling interest, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the bankingbook, including instruments classified as fair value through other comprehensive income and amortized cost investments.

The analysis includes the effect of any associated hedges and derivative instruments designated as cash flow hedges, as of December 31, 2018, 2017 and 2016:

	As of December 31, 2016
	Interest Rates Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	8,851	-/+	285,263
Peruvian Currency	+/-	75	-/+	13,276	-/+	427,895
Peruvian Currency	+/-	100	-/+	17,701	-/+	570,526
Peruvian Currency	+/-	150	-/+	26,552	-/+	855,790
U.S. Dollar	+/-	50	+/-	12,613	-/+	146,292
U.S. Dollar	+/-	75	+/-	18,919	-/+	219,438
U.S. Dollar	+/-	100	+/-	25,226	-/+	292,584
U.S. Dollar	+/-	150	+/-	37,838	-/+	438,876

	As of December 31, 2017
	Interest Rates Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	1,451	-/+	354,899
Peruvian Currency	+/-	75	-/+	2,176	-/+	532,348
Peruvian Currency	+/-	100	-/+	2,901	-/+	709,798
Peruvian Currency	+/-	150	-/+	4,352	-/+	1,064,696
U.S. Dollar	+/-	50	+/-	8,068	-/+	129,876
U.S. Dollar	+/-	75	+/-	12,103	-/+	194,813
U.S. Dollar	+/-	100	+/-	16,137	-/+	259,751
U.S. Dollar	+/-	150	+/-	24,205	-/+	389,627

	As of December 31, 2018
	Interest Rates Changes in		Sensitivity of		Sensitivity of
Currency	basis points		financial margin		economic value
			Soles in thousands
Peruvian Currency	+/-	50	-/+	10,463	-/+	439,964
Peruvian Currency	+/-	75	-/+	15,695	-/+	659,946
Peruvian Currency	+/-	100	-/+	20,926	-/+	879,928
Peruvian Currency	+/-	150	-/+	31,389	-/+	1,319,893
U.S. Dollar	+/-	50	+/-	48,325	-/+	6,718
U.S. Dollar	+/-	75	+/-	72,487	-/+	10,078
U.S. Dollar	+/-	100	+/-	96,650	-/+	13,437
U.S. Dollar	+/-	150	+/-	144,975	-/+	20,155

The interest rate sensitivities set out in the tables above are illustrative only and are based on simplified scenarios. These figures represent the effect of the proforma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile.This effect, however, does not incorporate actions that would be taken by management to mitigate the impact of this interest rate risk.In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. These projections also make other simplifying assumptions, including that all positions run to maturity.

As of December 31, 2018, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit orloss, respectively, are not considered as comprising investment securities for interest ratesensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

At December 31, 2017 and 2016, available-for-sale investments in equity securities and various fundsare not considered as comprising investment securities for interest rate sensitivity calculationpurposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to theseprice-sensitivity securities.

Sensitivity tests as of December 31, 2017 and 2016 are presented below:

	Changes in market prices	2016	2017
Market price sensitivity	%	Soles in thousands
Equity securities	+/- 10	125,720	76,559
Equity securities	+/- 25	314,300	191,399
Equity securities	+/- 30	377,160	229,678
Mutual funds	+/- 10	29,234	40,957
Mutual funds	+/- 25	73,085	102,392
Mutual funds	+/- 30	87,701	122,870
Restricted mutual funds	+/- 10	36,842	41,670
Restricted mutual funds	+/- 25	92,105	104,174
Restricted mutual funds	+/- 30	110,525	125,009
Fund of Liquid Assets Requirement (RAL)	+/- 10	65,080	52,741
Fund of Liquid Assets Requirement (RAL)	+/- 25	162,701	131,851
Fund of Liquid Assets Requirement (RAL)	+/- 30	195,241	158,222
Investment Funds	+/- 10	5,763	5,962
Investment Funds	+/- 25	14,408	14,905
Investment Funds	+/- 30	17,290	17,886
Hedge Funds	+/- 10	110	106
Hedge Funds	+/- 25	274	266
Hedge Funds	+/- 30	329	319

The market price sensitivity tests as of December 31, 2018 are presented below:

Equity at Fair value through other comprehensive income	Changes in market prices %	2018 Soles in thousands
Equity securities	+/- 10	64,947
Equity securities	+/- 25	162,368
Equity securities	+/- 30	194,841

Funds at Fair value through profit or loss	Changes in market prices %	2018 Soles in thousands
Mutual funds	+/- 10	25,687
Mutual funds	+/- 25	64,219
Mutual funds	+/- 30	77,062
Restricted mutual funds	+/- 10	40,735
Restricted mutual funds	+/- 25	101,838
Restricted mutual funds	+/- 30	122,205
Fund of Liquid Assets Requirement (RAL)	+/- 10	44,504
Fund of Liquid Assets Requirement (RAL)	+/- 25	111,260
Fund of Liquid Assets Requirement (RAL)	+/- 30	133,512
Investment Funds	+/- 10	32,346
Investment Funds	+/- 25	80,864
Investment Funds	+/- 30	97,037
Hedge Funds	+/- 10	4,434
Hedge Funds	+/- 25	11,084
Hedge Funds	+/- 30	13,301

(10)	Foreign Exchange Risk

Our financial position and cash flows are exposed to foreign currency exchange rates. Our management sets limits on the level of total exposure to foreign currencies, which are monitored daily. Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2018, 2017 and 2016, the Group’s assets and liabilities by currencies were as follows:

	Peruvian		Other
2016	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	2,675,238	12,131,203	1,839,328	16,645,769
Cash collateral, reverse repurchase agreements and securities borrowings	4,021	10,621,045	294,558	10,919,624
Trading securities	2,433,444	172,999	1,408,576	4,015,019
Available-for-sale investments	8,326,735	7,301,306	367,248	15,995,289
Held-to-maturity investments	4,102,739	1,015,681	-	5,118,420
Loans, net	53,118,275	32,215,401	5,228,092	90,561,768
Financial assets designated at fair value through profit or loss	85,333	373,766	-	459,099
Other assets	1,456,407	1,993,385	538,039	3,987,831
	72,202,192	65,824,786	9,675,841	147,702,819
Monetary liabilities -
Deposits and obligations	(37,468,123)	(41,514,198)	(6,934,066)	(85,916,387)
Payables from repurchase agreements and securities lending	(12,522,337)	(1,313,163)	(1,292,499)	(15,127,999)
Due to bank and correspondents	(2,630,256)	(4,644,838)	(218,822)	(7,493,916)
Financial liabilities designated at fair value through profit or loss	-	(6,052)	(203,468)	(209,520)
Insurance claims reserves and technical reserves	(3,134,680)	(3,650,466)	(1,043)	(6,786,189)
Bonds and subordinated notes issued	(2,544,031)	(13,291,371)	(104,201)	(15,939,603)
Other liabilities	(2,434,407)	(1,492,911)	(917,779)	(4,845,097)
	(60,733,834)	(65,912,999)	(9,671,878)	(136,318,711)
	11,468,358	(88,213)	3,963	11,384,108
Forwards position, net	508,304	(529,352)	(93,844)	(114,892)
Currency swaps position, net	245,063	(245,098)	35	-
Cross-currency swaps position, net	(1,340,985)	1,433,012	(92,027)	-
Options, net	(86,059)	86,059	-	-
Net monetary position	10,794,681	656,408	(181,873)	11,269,216

	Peruvian		Other
2017	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	3,149,300	18,578,798	1,493,889	23,221,987
Cash collateral, reverse repurchase agreements and securities borrowings	119,976	6,915,937	444,507	7,480,420
Trading securities	2,222,061	209,543	1,593,133	4,024,737
Available-for-sale investments	13,804,121	7,697,970	810,517	22,312,608
Held-to-maturity investments	3,453,790	959,583	-	4,413,373
Loans, net	56,226,385	33,580,636	6,170,256	95,977,277
Financial assets designated at fair value through profit or loss	48,454	489,231	-	537,685
Other assets	1,219,985	2,268,659	876,864	4,365,508
	80,244,072	70,700,357	11,389,166	162,333,595
Monetary liabilities -
Deposits and obligations	(43,334,026)	(45,875,469)	(7,960,916)	(97,170,411)
Payables from repurchase agreements and securities lending	(10,155,790)	(1,582,783)	(1,677,270)	(13,415,843)
Due to bank and correspondents	(3,229,753)	(4,463,659)	(303,477)	(7,996,889)
Financial liabilities designated at fair value through profit or loss	(3,094)	(26,057)	(138,938)	(168,089)
Insurance claims reserves and technical reserves	(3,632,896)	(3,809,742)	(1,122)	(7,443,760)
Bonds and subordinated notes issued	(3,869,494)	(12,271,451)	(101,312)	(16,242,257)
Other liabilities	(2,737,797)	(2,030,093)	(1,013,441)	(5,781,331)
	(66,962,850)	(70,059,254)	(11,196,476)	(148,218,580)
	13,281,222	641,103	192,690	14,115,015
Forwards position, net	859,439	(824,434)	(19,186)	15,819
Currency swaps position, net	370,697	(371,301)	3,776	3,172
Cross-currency swaps position, net	(1,725,567)	1,814,960	(92,565)	(3,172)
Options, net	60,704	(60,704)	-	-
Net monetary position	12,846,495	1,199,624	84,715	14,130,834

	Peruvian		Other
2018	currency	U.S. Dollars	currencies	Total
	Soles in thousands
Monetary assets -
Cash and due from banks	3,582,390	17,117,551	1,468,575	22,168,516
Cash collateral, reverse repurchase agreements and securities borrowings	6,654	3,362,285	714,003	4,082,942
Investments at fair value through profit or loss	541,649	733,801	2,236,995	3,512,445
Investments at fair value through other comprehensive income	16,758,808	7,057,303	731,145	24,547,256
Amortized cost investments	3,239,330	915,508	-	4,154,838
Loans, net	61,665,634	37,032,752	7,108,612	105,806,998
Financial assets designated at fair value through profit or loss	44,109	477,077	-	521,186
Other assets	2,561,684	2,765,000	408,913	5,735,597
	88,400,258	69,461,277	12,668,243	170,529,778
Monetary liabilities -
Deposits and obligations	(51,559,266)	(44,122,875)	(8,869,169)	(104,551,310)
Payables from repurchase agreements and securities lending	(5,914,736)	(1,860,424)	(1,640,197)	(9,415,357)
Due to bank and correspondents	(3,442,620)	(4,751,314)	(254,206)	(8,448,140)
Financial liabilities designated at fair value through profit or loss	(35,220)	(58,031)	(269,059)	(362,310)
Technical reserves for claims and insurance premiums	(4,318,973)	(4,131,263)	(2,435)	(8,452,671)
Bonds and subordinated notes issued	(3,599,610)	(11,752,328)	(105,602)	(15,457,540)
Other liabilities	(3,452,975)	(2,208,427)	(648,396)	(6,309,798)
	(72,323,400)	(68,884,662)	(11,789,064)	(152,997,126)
	16,076,858	576,615	879,179	17,532,652
Forwards position, net	1,820,527	(1,719,788)	(101,048)	(309)
Currency swaps position, net	(199,746)	199,512	234	-
Cross-currency swaps position, net	(1,833,236)	1,918,994	(85,758)	-
Options, net	(23,414)	23,414	-	-
Net monetary position	15,840,989	998,747	692,607	17,532,343

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

As of December 31, 2018, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2018 on its monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the Sol against U.S. Dollar, with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2016	2017	2018
	%	Soles in thousands	Soles in thousands	Soles in thousands
Depreciation -
Sol against U.S. Dollar	5	31,257	57,125	47,559
Sol against U.S. Dollar	10	59,673	109,057	90,795

Appreciation -
Sol against U.S. Dollar	5	-34,548	-63,138	-52,566
Sol against U.S. Dollar	10	-72,934	-133,292	-110,972

(11)	Risk in the insurance activity and the operational risk

Both the operational risk, which measures the probability of loss of the business operations, and the insurance activity, which measures the real cost of claims and benefit payments or the timing thereof, are important for the Group’s risk management. Also, the way these risks are identified, evaluated, measured, treated and controlled is defined and explained in the notes to the audited financial statements, 33.4 Operational risk and 33.5 Risk of the insurance activity.

Regarding insurance contracts, the main risk faced by Credicorp is that the real cost of claims and payments, or the opportunity thereof, differ from what was expected. This is influenced by the frequency of claims, the severity of claims, the real benefits paid and the development of long-term claims. Therefore, the Group's objective is to ensure that sufficient reserves are available to cover these obligations. Credicorp permanently monitors the adequacy of its technical reserves by taking appropriate measures against possible adverse results. Likewise, it contracts independent firms of actuarial services with recognized prestige, which are in charge of making periodic reviews regarding the sufficiency of reserves for the companies that make up the Insurance Group.

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

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2018. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework version 2013. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and concluded that, as of December 31, 2018, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Gaveglio Aparicio y Asociados S. Civil de R.L (member firm of PricewaterhouseCoopers), our independent registered public accounting firm. As stated in their report included herein, Gaveglio Aparicio y Asociados S. Civil de R.L has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2018.

15. C	Attestation Report of Independent Registered Public Accounting Firm

To The Board of Directors and shareholders

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and its subsidiaries (“the Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 (a) (i) to the consolidated financial statements, the Company has changed the manner in which it accounts for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 9 Financial Instruments.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/S/ Gaveglio, Aparicio y Asociados S.C.R.L.
Lima, Perú
April 30, 2019

We have served as the Company’s auditor since 2015.

Countersigned by

___________________________________ (partner)

/S/ Fernando Gaveglio

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

At the Annual General Meeting of Shareholders held on March 31, 2017, shareholders elected the new members of the Board of Directors of Credicorp as discussed in Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management. Furthermore, our Board of Directors, in its meeting held on April 26, 2017 appointed the following members to the Audit Committee: Mr. Raimundo Morales Dasso (Chairman since July 2011), Ms. Patricia Lizarraga Guthertz and Mr. Benedicto Cigüeñas Guevara (financial expert, member of the Audit Committee since April 2014).

Mr. Morales, Ms. Lizarraga and Mr. Cigüeñas are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of the NYSE Listed Company Manual.

Mr. Cigüeñas, our Audit Committee Financial Expert, has been a Director of Credicorp Ltd, Banco de Credito del Peru – BCP Stand-alone and Mibanco from January 2014 to date, January 2005 to date and 2014 to date, respectively. From 1992 to 2004, Mr. Cigüeñas served as Chief Financial Officer at BCP Stand-alone and Credicorp. Previously, he was Peru’s Vice Minister of Economy and Finance from 1979 to 1981, and was also an executive at the BCRP from 1966 to 1971. Mr. Cigüeñas also served as CEO of Banco Continental (today BBVA Continental); Banco de la Nacion (State-owned banck); and Banco Exterior de los Andes y de España (Regional Office in Peru). Mr. Cigüeñas brings to the Board of Directors his deep knowledge of financial matters and macroeconomic policy as well as his extensive experience in Credicorp’s businesses.

Mr. Cigüeñas is an Economist with a degree from the Universidad Catolica del Peru and a Master’s degree from Colegio de Mexico.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics (Codigo de Etica) that applies to our board of directors, including our chief executive officer, chief financial officer, and our other principal executive officers, as well as to all other employees. In addition, we have adopted a code of ethics for professionals with financial responsibility (Codigo de Etica Para Profesionales con Responsibilidad Financiera) that applies to employees with financial management responsibilities. Our code of ethics and code of ethics for professionals with financial responsibility are available on the corporate governance section of our web site at www.credicorpnet.com, Governance, Governance Documents (https://credicorp.gcs-web.com/corporate-governance/governance-documents).

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

Furthermore, in accordance with a proposal made by the Audit Committee, in 2013, the Board of Directors of Credicorp engaged in a process to select and appoint the company to act as our independent external auditor for the 5 year period starting in 2015. The companies invited to participate in the selection process were the four most prominent auditors with operations in the countries where Credicorp’s subsidiaries operate: Ernst and Young (“EY”), PricewaterhouseCoopers, KPMG, and Deloitte. After analyzing the proposals, the Audit Committee agreed to recommend EY to serve as the independent external auditor of Credicorp and its subsidiaries for the fiscal year 2014 and Gaveglio, Aparicio y Asociados S. Civil de R.L, a member firm of PricewaterhouseCoopers for a period of 5 years starting on January 1, 2015 and ending on December 31, 2019. Our Board of Directors’ continued support for PricewaterhouseCoopers during its term as independent external auditor is subject to the firm’s performance, which will be evaluated at the end of each year during its appointment.

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

The following table sets forth, for each of the years indicated, the fees agreed to our independent external auditors, Gaveglio, Aparicio y Asociados S.C.R.L., a member of PwC, for the audit of our financial statements for the years ended December 31, 2016, 2017 and 2018.

	Years ended December 31,
	2016	2017	2018
	(Soles in thousands)
Audit	13,902	15,907	15,556
Audit – Related	702	600	20
Tax	912	357	57
All Other	215	314	266
Total	15,731	17,178	15,899

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

The decrease in audit fees in 2018 respect to 2017 is mainly due to the fact that our subsidiary "Inversiones Credicorp Bolivia and Subsidiaries" and our associate "Pacifico EPS and Subsidiaries" are audited by Ernst & Young Global; in compliance with the arranged by its regulatory authorities in relation to maximum service periods.

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

In 2018, other fees were mainly related to the optimization of the use of Team Mate software and custody of third-party securities. During 2017, other fees were mainly related to training programs and evaluation of a sample of clients from BCP Bolivia´s credit portfolio. In 2016, other fees were mainly related to (i) training programs and (ii) assess the current structure of the finance organization in one of the subsidiaries of Credicorp, based on benchmarking and gap analysis. Audit fees corresponding to “Taxes” and “All other” paid in 2018, 2017 and 2016 were subject to the aforementioned 35% limit and represented 2%, 4% and 7%, respectively, of the total auditor’s fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2018, as part of their core businesses, our affiliates, Prima AFP, ASB, Credicorp Capital Sociedad Administradora de Fondos, Pacifico Seguros and Credicorp Capital Bolsa made purchases in open-market transactions on behalf of our clients. Furthermore, the following purchases were made for the 2018 long-term retention plan for certain employees, as explained in Notes 3(x) and 19 of the consolidated financial statements.

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2018	119,840	US$	219.31

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the board of directors must be “independent directors”, as defined by the NYSE.	Credicorp is not required under Bermuda Law to maintain a board of directors with a majority being independent directors. As of April 26, 2018, four Directors out of eight are independent.

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

(4)  Senior Executive: An executive officer of Credicorp (holding), or CEO or Central Manager of BCP Stand-alone, or CEO of any of its other subsidiaries.

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

Although these committees are not required by law to be composed entirely of independent directors (as defined by the NYSE), under Credicorp’s current Corporate Governance Policy:

•      the Nominations Committee shall consist of the President and the Vice President of the Company and a Director; and

•     the Corporate Governance Committee must be composed of at least three directors of Credicorp or its subsidiaries, and at least one of them must be independent (as determined by Credicorp).

There is no similar requirement under Bermuda law.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	Under Bermuda law, compensation of executive officers need not be determined by an independent committee. However, Credicorp has established a Compensation Committee that reviews and approves the compensation and benefits for Credicorp’s executive officers and other key executives of Credicorp and its subsidiaries. Although the Compensation Committee does not currently have a separate charter, Credicorp’s Corporate Governance Policy establishes minimum requirements for the committee and provides that the committee must consist of at least three directors of Credicorp or its subsidiaries.

303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Credicorp has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. There is no similar requirement under Bermuda law.

303A.07	Listed companies must have an audit committee with at least three members, and all members of the committee must satisfy the “independence” requirements set forth in Section 303A.02 of the NYSE Listed Company Manual (described above). The audit committee must also have a written charter that addresses specific minimum requirements, and listed companies must have an internal audit function.	Credicorp has formed an Audit Committee responsible for advising the board regarding the selection of independent auditors and evaluating Credicorp’s internal controls. Credicorp’s Audit Committee has three members and the members satisfy the independence requirements of Rule 10A-3 under the Exchange Act as a foreign private issuer. The Committee shall have at least one member who is considered a financial expert. Credicorp’s board of directors has adopted an audit committee charter. There is no similar requirement under Bermuda law.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Bermuda law, Credicorp is not required to obtain shareholder consent prior to adopting share compensation plans.

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Credicorp has adopted a set of corporate governance guidelines.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Credicorp has adopted and published on the company’s webside (www.credicorpnet.com) a Code of Ethics for directors, officers and employees and has adopted a Code of Ethics for professionals with financial responsibility. In accordance with our corporate policies, all directors, executives, employees and suppliers must comply with the laws, regulations and government requirements applicable to business conducted both in Peru and in other jurisdictions where the Corporation operates, acting with honesty and integrity as described in Credicorp’s Corporate Compliance Manual, Credicorp’s Code of Ethics, Credicorp’s Corporate Ethics and Conduct Policy, the Anti-Money Laundering and Financing of Terrorism Manual, and other internal documents relative to compliance.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Credicorp Corporate Governance Practices
303A.12	Each listed company must submit an executed written affirmation annually to the NYSE. Each listed company CEO must (i) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary and (ii) promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	As a NYSE listed company, Credicorp must submit an executed written affirmation annually to the NYSE, and its CEO must promptly notify the NYSE in writing after any executive officer of Credicorp becomes aware of any non-compliance with any applicable provisions of Section 303A. There is no similar requirement under Bermuda law.

16G. B	Bermuda Law – Corporate Governance

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

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2018, 2017 and 2016 together with the Report of Independent Registered Public Accounting Firm

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
Dated: April 30, 2019

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

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

US$	= United States dollar
S/	= Sol

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and its subsidiaries (“the Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 (a) (i) to the consolidated financial statements, the Company has changed the manner in which it accounts for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 9 Financial Instruments.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/S/Gaveglio, Aparicio y Asociados S.C.R.L.

Lima, Perú

April 30, 2019

We have served as the Company’s auditor since 2015.

Countersigned by

___________________________________ (partner)

/S/Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No. 01-019847

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2018 AND 2017

	Note	2018	2017
		S/(000)	S/(000)
Assets (*)

Cash and due from banks:	4
Non-interest-bearing		7,435,807	6,019,776
Interest-bearing		14,732,709	17,202,211
		22,168,516	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	4,082,942	7,480,420

Investments:
At fair value through profit or loss	6(a)	3,512,445	4,024,737
At fair value through other comprehensive income		23,056,954	–
At fair value through other comprehensive income pledged as collateral		2,138,881	–
	6(b)	25,195,835	–

Available-for-sale		–	21,732,107
Available-for-sale pledged as collateral		–	2,691,784
	6(c)	–	24,423,891

Amortized cost		1,292,203	–
Amortized cost pledged as collateral		2,862,635	–
	6(d)	4,154,838	–

Held-to-maturity		–	1,826,394
Held-to-maturity pledged as collateral		–	2,586,979
	6(e)	–	4,413,373
		32,863,118	32,862,001

Loans, net:	7
Loans, net of unearned income		110,759,390	100,477,775
Allowance for loan losses		(4,952,392)	(4,500,498)
		105,806,998	95,977,277
Financial assets designated at fair value through profit or loss	8	521,186	537,685
Premiums and other policies receivable	9(a)	887,273	656,829
Accounts receivable from reinsurers and coinsurers	9(b)	842,043	715,695
Property, furniture and equipment, net	10	1,480,702	1,509,492
Due from customers on acceptances		967,968	532,034
Intangible assets and goodwill, net	11	2,055,702	1,978,865
Other assets	12	5,586,753	4,999,998
Total assets		177,263,201	170,472,283

Liabilities and Equity

Deposits and obligations:	13
Non-interest-bearing		32,249,606	29,382,909
Interest-bearing		72,301,704	67,787,502
		104,551,310	97,170,411

Payables from repurchase agreements and securities lending	5(b)	9,415,357	13,415,843
Due to banks and correspondents	14	8,448,140	7,996,889
Banker’s acceptances outstanding		967,968	532,034
Accounts payable to reinsurers	9(b)	291,693	235,185
Financial liabilities at fair value through profit or loss	3(f)(viii)	362,310	168,089
Technical reserves for insurance claims and premiums	15	8,452,671	7,443,760
Bonds and notes issued	16	15,457,540	16,242,257
Other liabilities	12	5,050,136	5,014,112

Total liabilities		152,997,125	148,218,580

Equity	17

Equity attributable to Credicorp´s equity holders

Capital stock		1,318,993	1,318,993
Treasury stock		(207,994)	(208,937)
Capital surplus		246,194	271,948
Reserves		17,598,556	14,647,709
Other reserves		708,453	1,455,594
Retained earnings		4,175,041	4,271,260
		23,839,243	21,756,567
Non-controlling interest		426,833	497,136

Total equity		24,266,076	22,253,703

Total liabilities and equity		177,263,201	170,472,283

(*)	The balances of financial instruments at December 31, 2018 have been prepared in accordance with IFRS 9; the balances of the previous period have not been restated, see Note 3(a)(i).

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)

Interest and similar income	21	11,522,634	11,030,683	10,773,055
Interest and similar expenses	21	(3,033,529)	(2,959,196)	(2,914,714)
Net interest, similar income and expenses		8,489,105	8,071,487	7,858,341

Provision for credit losses on loan portfolio	7(d)	(1,814,898)	(2,057,478)	(2,063,209)
Recoveries of written-off loans		283,190	268,313	277,714
Provision for credit losses on loan portfolio, net of recoveries		(1,531,708)	(1,789,165)	(1,785,495)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio
		6,957,397	6,282,322	6,072,846

Other income
Commissions and fees	22	3,126,857	2,911,408	2,771,561
Net gain on foreign exchange transactions		737,954	650,228	698,159
Net gain on securities	23	242,829	760,772	339,930
Net gain on derivatives held for trading		13,262	103,580	44,500
Net gain from exchange differences		16,022	17,394	–
Net gain on financial assets designated at fair value through profit or loss	8	–	67,633	51,667
Others	28	395,557	376,926	326,830
Total other income		4,532,481	4,887,941	4,232,647

Insurance premiums and claims
Net premiums earned	24	2,100,788	1,808,340	1,799,115
Net claims incurred for life, general and health insurance contracts	25	(1,239,635)	(1,118,304)	(1,098,905)
Total premiums earned less claims		861,153	690,036	700,210

Other expenses
Salaries and employee benefits	26	(3,219,875)	(3,071,020)	(2,942,743)
Administrative expenses	27	(2,330,044)	(2,158,823)	(2,094,678)
Depreciation and amortization	10(a) y 11(a)	(429,122)	(419,975)	(407,061)
Net loss from exchange differences		–	–	(60,624)
Impairment loss on goodwill	11(b)	(38,189)	–	(94)
Net loss on financial assets designated at fair value through profit or loss	8	(53,935)	–	–
Others	28	(687,652)	(635,547)	(609,075)
Total other expenses		(6,758,817)	(6,285,365)	(6,114,275)

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)

Profit before income tax		5,592,214	5,574,934	4,891,428
Income tax	18(b)	(1,520,909)	(1,393,286)	(1,281,448)
Net profit		4,071,305	4,181,648	3,609,980

Attributable to:
Credicorp’s equity holders		3,983,865	4,091,753	3,514,582
Non-controlling interest		87,440	89,895	95,398
		4,071,305	4,181,648	3,609,980
Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in Soles):

Basic	29	50.13	51.49	44.23
Diluted	29	49.99	51.35	44.15

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

		2018	2017	2016
		S/(000)	S/(000)	S/(000)

Net profit for the year		4,071,305	4,181,648	3,609,980
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net loss on investments at fair value through other comprehensive income	17(d)	(642,505)	–	–
Income tax	17(d)	11,831	–	–
		(630,674)	–	–

Net gain on investments available for sale	17(d)	–	375,710	518,658
Income tax	17(d)	–	(13,962)	(22,975)
		–	361,748	495,683

Net movement on cash flow hedges	17(d)	41,241	(77,369)	(22,109)
Income tax	17(d)	(10,942)	18,719	2,294
		30,299	(58,650)	(19,815)

Exchange differences on translation of foreign operations	17(d)	45,655	(54,227)	(26,571)
		45,655	(54,227)	(26,571)
Total		(554,720)	248,871	449,297

Not to be reclassified to profit or loss in subsequent periods:

Net gain in equity instruments designated at fair value through other comprehensive income	17(d)	20,971	–	–
Income tax	17(d)	(168)	–	–
		20,803	–	–

Total		20,803	–	–

Total comprehensive income for the year, net of income tax		3,537,388	4,430,519	4,059,277

Attributable to:
Credicorp's equity holders		3,455,682	4,337,616	3,961,618
Non-controlling interest		81,706	92,903	97,659
		3,537,388	4,430,519	4,059,277

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Attributable to Credicorp's equity holders.
						Other reserves
	Capital stock	Treasury stock	Capital surplus	Reserves	Put options	Available-for- sale investment	Investments in debt instruments (*)	Investments in equity instruments (*)	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2016	1,318,993	(208,978)	284,171	11,222,031	(340,353)	652,904	–	–	45,050	64,741	3,089,457	16,128,016	599,554	16,727,570
Changes in equity in 2016 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	3,514,582	3,514,582	95,398	3,609,980
Other comprehensive income, Note 17(d)	–	–	–	–	–	493,884	–	–	(20,400)	(26,448)	–	447,036	2,261	449,297
Total comprehensive income	–	–	–	–	–	493,884	–	–	(20,400)	(26,448)	3,514,582	3,961,618	97,659	4,059,277
Transfer of retained earnings to reserves, Note 17(c)	–	–	–	2,316,370	–	–	–	–	–	–	(2,316,370)	–	–	–
Dividend distribution, Note 17(e)	–	–	–	–	–	–	–	–	–	–	(653,326)	(653,326)	–	(653,326)
Dividends of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(34,514)	(34,514)
Purchase of treasury stock, Note 17(b)	–	(2,604)	(63,924)	–	–	–	–	–	–	–	–	(66,528)	–	(66,528)
Share-based payment transactions	–	2,260	60,629	690	–	–	–	–	–	–	–	63,579	–	63,579
Acquisition of non-controlling interest, Note 2(d)	–	–	–	–	340,353	–	–	–	–	–	(123,980)	216,373	(216,373)	–
Others	–	–	–	–	–	–	–	–	–	–	6,403	6,403	14,050	20,453
Balances at December 31, 2016	1,318,993	(209,322)	280,876	13,539,091	–	1,146,788	–	–	24,650	38,293	3,516,766	19,656,135	460,376	20,116,511

Changes in equity in 2017 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	4,091,753	4,091,753	89,895	4,181,648
Other comprehensive income, Note 17(d)	–	–	–	–	–	357,628	–	–	(57,431)	(54,334)	–	245,863	3,008	248,871
Total comprehensive income	–	–	–	–	–	357,628	–	–	(57,431)	(54,334)	4,091,753	4,337,616	92,903	4,430,519
Transfer of retained earnings to reserves, Note 17(c)	–	–	–	2,354,954	–	–	–	–	–	–	(2,354,954)	–	–	–
Dividend distribution, Note 17(e)	–	–	–	–	–	–	–	–	–	–	(979,989)	(979,989)	–	(979,989)
Dividends of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(50,234)	(50,234)
Additional dividends, Note 17(e)	–	–	–	(1,252,255)	–	–	–	–	–	–	–	(1,252,255)	–	(1,252,255)
Purchase of treasury stock, Note 17(b)	–	(2,141)	(68,867)	–	–	–	–	–	–	–	–	(71,008)	–	(71,008)
Share-based payment transactions	–	2,526	59,939	5,919	–	–	–	–	–	–	–	68,384	–	68,384
Others	–	–	–	–	–	–	–	–	–	–	(2,316)	(2,316)	(5,909)	(8,225)
Balances at December 31, 2017	1,318,993	(208,937)	271,948	14,647,709	–	1,504,416	–	–	(32,781)	(16,041)	4,271,260	21,756,567	497,136	22,253,703
Change in accounting policy, Note 3(a)(i)	–	–	–	–	–	(1,504,416)	853,747	431,711	–	–	27,318	(191,640)	–	(191,640)
Balances at January 1, 2018 (restated)	1,318,993	(208,937)	271,948	14,647,709	–	–	853,747	431,711	(32,781)	(16,041)	4,298,578	21,564,927	497,136	22,062,063

Changes in equity in 2018 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	3,983,865	3,983,865	87,440	4,071,305
Other comprehensive income, Note 17(d)	–	–	–	–	–	–	(624,277)	20,840	29,620	45,634	–	(528,183)	(5,734)	(533,917)
Total comprehensive income	–	–	–	–	–	–	(624,277)	20,840	29,620	45,634	3,983,865	3,455,682	81,706	3,537,388
Transfer of retained earnings to reserves, Note 17(c)	–	–	–	2,933,617	–	–	–	–	–	–	(2,933,617)	–	–	–
Dividend distribution, Note 17(e)	–	–	–	–	–	–	–	–	–	–	(1,130,427)	(1,130,427)	–	(1,130,427)
Dividends of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(45,134)	(45,134)
Acquisition of non-controlling interest	–	–	–	–	–	–	–	–	–	–	(70,046)	(70,046)	(104,426)	(174,472)
Purchase of treasury stock, Note 17(b)	–	(1,869)	(93,544)	–	–	–	–	–	–	–	–	(95,413)	–	(95,413)
Share-based payment transactions	–	2,812	67,790	17,230	–	–	–	–	–	–	–	87,832	–	87,832
Others	–	–	–	–	–	–	–	–	–	–	26,688	26,688	(2,449)	24,239
Balances at December 31, 2018	1,318,993	(207,994)	246,194	17,598,556	–	–	229,470	452,551	(3,161)	29,593	4,175,041	23,839,243	426,833	24,266,076

(*) These are classified as investments at fair value through other comprehensive income

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIAS

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Note	2018	2017	2016
		S/000	S/000	S/000

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		4,071,305	4,181,648	3,609,980

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(d)	1,814,898	2,057,478	2,063,209
Depreciation and amortization	10 and 11(a)	429,122	419,975	407,061
Depreciation of investment properties	12(e)	7,405	6,440	4,369
Deferred income tax	18(b)	91,101	(3,556)	28,228
Adjustment of technical reserves	24(a)	713,433	605,072	507,484
Net gain on securities	23	(242,829)	(760,772)	(339,930)
Impairment loss on goodwill	11(b)	38,189	–	94
Provision for sundry risks	12(f)	42,236	29,023	28,093
Net loss (gain) on financial assets designated at fair value through profit and loss	8	53,935	(67,633)	(51,667)
Net gain of trading derivatives		(13,262)	(103,580)	(44,500)
(Gain) loss on sales of property, furniture and equipment		(54,952)	(36,970)	45,076
Net loss (gain) from sale of seized and recovered assets	28	3,411	(2,494)	(1,377)
Expense for share-based payment transactions	26	65,547	62,043	73,930
Others		(16,022)	2,363	78,254
Net changes in assets and liabilities
Net (increase) decrease in assets
Loans		(10,236,155)	(8,387,767)	(6,636,536)
Investments at fair value through profit or loss		530,918	(16,400)	(1,694,949)
Investments at fair value through other comprehensive income		(837,699)	–	–
Investments available-for-sale		–	(5,380,789)	562,679
Cash collateral, reverse repurchase agreements and securities borrowings		3,604,105	3,134,530	(28,856)
Other assets		(1,078,163)	425,245	1,502,444
Net increase (decrease) in liabilities
Deposits and obligations		5,583,328	12,779,204	(1,981,653)
Due to Banks and correspondents		267,383	661,747	(188,720)
Payables from repurchase agreements and securities lending		(4,069,121)	(1,661,576)	518,755
Bonds and notes issued		(1,264,573)	788,144	274,766
Other liabilities		1,481,198	1,584,847	1,004,803
Income tax paid		(1,106,700)	(1,014,907)	(1,108,641)
Net cash flow from operating activities		(121,962)	9,301,315	(1,367,604)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2018	2017	2016
		S/000	S/000	S/000

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		95,063	44,137	47,044
Revenue from sale of investment property		25,628	115,705	–
Purchase of property, furniture and equipment	10	(181,459)	(143,851)	(110,151)
Purchase of investment property	12(e)	(49,519)	(9,217)	(88,186)
Additions of intangible assets	11(a)	(419,789)	(271,722)	(277,346)
Amortized cost investments		295,990	–	–
Held-to-maturity investments		–	670,620	(1,550,332)
Net cash flows from investing activities		(234,086)	405,672	(1,978,971)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	17(e)	(1,130,427)	(979,989)	(653,326)
Additional dividends	17(e)	–	(1,252,255)	–
Subordinated bonds and notes issued		–	(40,049)	(401,257)
Purchase of treasury stock	17(b)	(95,413)	(71,008)	(66,528)
Acquisition of non-controlling interest		(174,472)	–	(489,866)
Net cash flows from financing activities		(1,400,312)	(2,343,301)	(1,610,977)

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		(1,756,360)	7,363,686	(4,957,552)
Effect of changes in exchange rate of cash and cash equivalents		704,966	(784,685)	(454,120)
Cash and cash equivalents at the beginning of the year		23,212,197	16,633,196	22,044,868
Cash and cash equivalents at the end of the year		22,160,803	23,212,197	16,633,196

Additional information from cash flows
Interest received		11,469,209	10,935,640	10,640,157
Interest paid		(3,034,140)	(2,885,989)	(2,772,891)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2018	At January 1, 2018	New issues	Amortization of principal (*)	Exchange difference	Changes in fair value	Discontinuing of hedge (*)	Others	At December 31, 2018
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	2,257,516	–	–	183,791	164	2,951,813	31,117	5,424,401
Fair value	2,989,873	–	–	17,210	(55,270)	(2,951,813)	–	–
	5,247,389	–	–	201,001	(55,106)	–	31,117	5,424,401

Fair value hedge	(34,290)	–	(9,245)	(293)	31,185	–	12,643	–

		Changes that generate cash flows		Changes that do not generate cash flows
2017	At January 1, 2017	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge	Others	At December 31, 2017
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	2,371,073	29,953	(70,002)	(70,522)	–	–	(2,986)	2,257,516
Fair value	3,189,921	–	–	(166,645)	(39,137)	–	5,734	2,989,873
	5,560,994	29,953	(70,002)	(237,167)	(39,137)	–	2,748	5,247,389

Fair value hedge	(77,508)	–	–	2,512	39,250	–	1,456	(34,290)

(*)	During the first quarter of 2018, the Group discontinued the fair value hedge of certain liability bonds; as a result, these bonds were reclassified as financial liabilities at amortized cost. See explanation in Note 16(a).

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

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

These consolidated financial statements were approved at the March 29, 2019 General Shareholder’s Meeting. The Company evaluated events or transactions that may have occurred between March 29, 2019 and April 23, 2019 for potential recognition or disclosures. No significant events or transactions were identified, except for the event indicated in Note 17(e) on the agreement to declare a cash dividend, which was approved by Management and in the Audit Committee held on April 23, 2019.

Further, there are not significant events or transactions between April 23, 2019 and April 30, 2019 that were identified.

2	MERGER AND ACQUISITIONS

a)	Acquisition of non-controlling interest of Mibanco, Banco de la Microempresa S.A. (Mibanco) -

On April 18, 2018, Credicorp Ltd. through its subsidiaries Grupo Crédito S.A. and Banco de Crédito del Perú S.A. acquired 3.23 percent and 0.06 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/129.0 million and S/2.4 million, respectively.

Additionally, on May 22 and 23, 2018, BCP acquired 1.22 percent and 0.05 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/47.3 million and S/1.9 million, respectively.

These acquisitions of non-controlling interest were recorded as an equity transaction.

In view of said acquisitions, Credicorp Ltd. increased its interest in the share capital of Mibanco from 93.18 percent to 97.74 percent.

b)	Merger by absorption between Credicorp Capital Holding Chile S.A. and Inversiones IMT S.A. -

On February 21, 2018, the Private Investment Fund Series B, administered by Credicorp Capital S.A., sold, ceded and transferred to Credicorp Capital Holding Chile S.A. the 11 shares of Inversiones IMT S.A. which it owned.

As a result of the sale, the entity Credicorp Capital Holding Chile S.A. became the holder of 100.0 percent of the share capital of Inversiones IMT S.A. for an uninterrupted period that exceeded 10 days, which is a cause for corporate dissolution, according to article 103 numeral 2 of the Law regarding Joint Stock Companies, in Chile.

Subsequently, on March 3, 2018, the merger by absorption between Inversiones IMT S.A. (absorbed entity) and Credicorp Capital Holding Chile S.A. (absorbing entity) was made effective; the latter acquiring all the assets, liabilities, rights and obligations of Inversiones IMT S.A., without needing to proceed with the liquidation of the dissolved company.

Said transaction has not generated a significant impact on the Group’s consolidated financial statements.

c)	Merger by absorption between El Pacífico Vida Compañía de Seguros y Reaseguros (Pacífico Vida) and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) -

At the Obligatory Annual Shareholders’ Meeting of Pacífico Vida, held on February 23, 2017, the merger by absorption was approved between Pacífico Vida (absorbing entity) and PPS (absorbed entity), and the amendments to their corporate denomination and purpose. Furthermore, it was agreed that said merger would come into effect on the date of the approval of the Public Deed, subject to the prior authorization of the Superintendencia de Banca, Seguros y AFP (authority that regulates banking, insurance and pension fund management activities in Peru, hereinafter “SBS”).

In this sense, the SBS through Resolution N° 2836-2017, dated July 19, 2017, authorized the following to Pacífico Vida:

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

This transaction has not generated a significant impact on the Group's consolidated financial statements.

d)	Acquisition of the non-controlling interest of Credicorp Capital Colombia S.A. (formerly Correval) and Inversiones IMT S.A. (absorbed in March 2018 by Credicorp Capital Holding Chile S.A.) -

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

It should be mentioned that in said Board meetings, a capital contribution in favor of Credicorp Capital Ltd. was initially approved for a total amount of US$121.7 million; however, Management subsequently decided that the contribution would only be for US$120.1 million.

Credicorp Capital Ltd. made capital contributions in favor of Credicorp Capital Holding Chile S.A. and Credicorp Capital Holding Colombia S.A.S. for approximately US$49.2 million and US$44.2 million, respectively, to enable said entities to execute directly the purchase and sale options (PUT) of the minority shareholders.

Accordingly, on May 20 and August 1 of 2016, Credicorp Capital Holding Chile S.A. executed the purchase option of Inversiones IMT S.A shares, acquiring the 39.4 percent share held by the minority shareholders, for approximately US$73.7 million (equivalent to S/241.4 million), through which, Credicorp Capital Holding Chile S.A. became the owner, directly and indirectly, of 100 percent of the capital stock of Inversiones IMT S.A (11 shares of the capital stock of Inversiones IMT S.A. are held by Fondo de Inversión Privado Serie B, an indirect subsidiary of Credicorp Capital Holding Chile S.A.).

The amount paid by Credicorp Capital Holding Chile was made up of: (i) US$49.2 million originating from the capital contribution of Credicorp Capital Ltd., (ii) US$20.0 million obtained through a financing from a local Chilean bank and (iii) own funds of approximately US$4.5 million.

Furthermore, on May 20, June 1 and August 1, of 2016, Credicorp Capital Holding Colombia S.A.S. executed the purchase option of Credicorp Capital Colombia S.A., purchasing the 30.32 percent share held by the minority shareholders for approximately US$45.2 million (equivalent to S/152.4 million), through which, Credicorp Capital Holding Colombia S.A.S. became the owner of 81.32 percent of the share capital of Credicorp Capital Colombia S.A.

The amount paid by Credicorp Capital Holding Colombia S.A.S. is made up of US$44.2 million originating from the capital contribution of Credicorp Capital Ltd. and US$1.0 million of own funds.

Finally, on September 30, 2016, Credicorp Capital Ltd. executed the remaining purchase option of Credicorp Capital Colombia S.A., purchasing the 18.68 percent share held by the minority shareholders, by means of the purchase of the entities Coby Business Inc. and Artigas Global Corp, both Panamanian companies whose only assets are their shares of Credicorp Capital Colombia S.A. The total amount of the purchase was US$28.3 million (equivalent to S/96.1 million), of which Credicorp Capital Ltd. paid US$26.7 million in cash (which originated from Credicorp´s capital contribution).

The total contribution of Credicorp Ltd. in Credicorp Capital Ltd. was US$120.1 million and with the financing taken by Credicorp Capital Holding Chile S.A., all of the purchase options were exercised, resulting in the achievement of a 100 percent share in Inversiones IMT S.A. and in Credicorp Capital Colombia S.A. With this operation, the process was concluded of establishing a regional investment bank which operates in the Integrated Latin American Market (MILA), involving the stock exchanges of Peru, Colombia and Chile.

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

The consolidated financial statements as of December 31, 2018, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss (investments at fair value through profit or loss, investments available for sale, financial assets designated at fair value through profit or loss, derivative financial instruments, bonds and notes associated with fair value hedges, and financial liabilities at fair value through profit or loss; as of December 31, 2017); which have been measured at fair value.

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

As of December 31, 2018, the most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the expected loss on loans, the valuation of investments, the technical reserves for insurance claims and premiums, the impairment of goodwill , the expected loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of share-based payment plans and the valuation of derivative financial instruments.

As of December 31, 2017, the most significant estimates included in the accompanying consolidated financial statements were related to allowance for loan losses, the valuation of investments, the technical reserves for insurance claims and premiums, goodwill impairment, the impairment of available-for-sale investments and investments held to maturity, the valuation of share-based payment transactions and the valuation of derivative financial instruments. Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The accounting policies adopted are consistent with those of the previous years, except that the Group has adopted the new revised IFRS and IAS which are mandatory for the periods beginning on or after January 1, 2018, as described below:

(i)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting to replace IAS 39 “Financial instruments: Measurement and Recognition”.

IFRS 9 establishes three categories of classification and measurement for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. This classification is used by the entity's business model to manage the financial assets and the characteristics of the contractual cash flows of the financial assets.

With respect to financial liabilities, the majority of classification and measurement requirements included in IFRS 9 are similar to those in IAS 39.

IFRS 9 introduces a new impairment model based on expected credit losses involving three stages approach whereby financial assets go through these stages when their credit quality changes. This model differs significantly from the model under IAS 39 related to credit losses incurred, which results in the early recognition of credit losses.

In addition, the current model of hedge accounting according to IFRS 9 simplifies hedge accounting, aligns the accounting of the hedging relationships more closely with the risk management activities of an entity and permits hedge accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedge accounting.

The new classification, measurement and impairment requirements were applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information for the comparative period, as permitted by the aforementioned accounting standard.

The initial recognition and subsequent measurement are explained in Note 3(f) and the determination of impairment is explained in Note 3(i).

-	Classification and measurement of the financial instruments

The following table presents the measurement categories and the carrying value of the financial instruments under IAS 39 and IFRS 9 as of January 1, 2018:

	IAS 39		IFRS 9
		Carrying		Carrying
Financial assets	Category	amount	Category	amount
		S/(000)		S/(000)

Cash and due from banks	Loans and receivables	23,221,987	Amortized cost	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowings	Loans and receivables	7,480,420	Amortized cost	7,480,420

Investments	At fair value through profit or loss	4,024,737	At fair value through profit or loss	5,613,356

	Available-for-sale	24,423,891	At fair value through other comprehensive income (Debt instruments)	22,181,733
			At fair value through other comprehensive income (Designated equity instruments)	653,539

	Held-to-maturity	4,413,373	Amortized cost	4,411,637

Loans, net	Loans and receivables	95,977,277	Amortized cost	95,770,509

Financial assets designated at fair value through profit or loss	At fair value through profit or loss (Designated upon initial recognition)	537,685	At fair value through profit or loss (Designated upon initial recognition)	537,685

Premiums and other policies receivable	Loans and receivables	656,829	Amortized cost	649,135

Accounts receivable from reinsurers and coinsurers	Loans and receivables	715,695	Amortized cost	715,553

Due from customers on acceptances	Loans and receivables	532,034	Amortized cost	532,034

Derivatives receivable	At fair value for trading or for hedging purposes	701,826	At fair value for trading or for hedging purposes	701,826

Other assets	Loans and receivables	1,759,125	Amortized cost	1,759,125

	Total financial assets	164,444,879		164,228,539

Financial liabilities

Liabilities	Amortized cost	130,842,331	Amortized cost	130,956,515

Liabilities	At fair value	8,791,390	At fair value	8,791,390

	Total financial liabilities	139,633,721		139,747,905

-	Reconciliation of balances of the statement of financial position from IAS 39 to IFRS 9 at January 1, 2018

The following table presents the detail of the reconciliation of balances of financial assets under IAS 39 to IFRS 9, distinguishing between the impacts due to category change and impairment remeasurement:

Financial assets	IAS 39	Change of category	Impairment remeasurement	IFRS 9
	S/(000)	S/(000)	S/(000)	S/(000)

Cash and due from banks	23,221,987	–	–	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowings	7,480,420	–	–	7,480,420

Investments:
At fair value through profit or loss :
Opening balance under IAS 39	4,024,737
Addition: From investments available for sale (*)		1,588,619
Closing balance under IFRS 9				5,613,356

At fair value through other comprehensive income (debt):
Opening balance under IAS 39	–
Addition: From investments available for sale		22,181,733
Closing balance under IFRS 9				22,181,733

At fair value through other comprehensive income (Designated equity instruments)	–	653,539	–	653,539

Available for sale:
Opening balance under IAS 39	24,423,891
Subtraction: Reclassification to investments at fair value through profit or loss (*)		(1,588,619)
Subtraction: Reclassification to investments at fair value through other comprehensive income (debt)		(22,181,733)
Subtraction: Reclassification to investments at fair value through other comprehensive income (Designated - equity)		(653,539)
Closing balance under IFRS 9				–

Amortized cost:
Opening balance under IAS 39	–
Addition: From investments held-to-maturity (IAS 39)		4,413,373
Remeasurement: Expected loss (IFRS 9)			(1,736)
Closing balance under IFRS 9				4,411,637

Held-to-maturity:
Opening balance under IAS 39	4,413,373
Subtraction: Reclassification to investments at amortized cost		(4,413,373)
Closing balance under IFRS 9				–

Loans, net	95,977,277	–	(206,768)	95,770,509

Financial assets designated at fair value through profit or loss	537,685	–	–	537,685

Premiums and other policies receivable	656,829	–	(7,694)	649,135

Accounts receivable from reinsurers and coinsurers	715,695	–	(142)	715,553

Due from customers on acceptances	532,034	–	–	532,034

Derivative receivables	701,826	–	–	701,826

Other assets	1,759,125	–	–	1,759,125
Total	164,444,879	–	(216,340)	164,228,539

(*)	The combined application of the tests regarding the characteristics of the contractual cash flows and business models at January 1, 2018, resulted in certain investments classified as “Available for sale” under IAS 39, having to be reclassified in the category “At fair value through profit of loss” under IFRS 9. These financial assets maintained unrealized gains in the statement of changes in equity, net of income tax, of approximately S/314.4 million in the item “Net unrealized gains (losses)”, which were reclassified to the item “Retained earnings”.

The classification and measurement of the financial liabilities have not had changes due to the application of IFRS 9, except for the provision of credit loss for indirect loans which required an additional provision of S/114.2 million.

-	Reconciliation of the balances of the provision for impairment under IAS 39 and IFRS 9 as of January 1, 2018:

	IAS 39	Impairment remeasurement	IFRS 9
	S/(000)	S/(000)	S/(000)
Financial asset:
Investment at amortized cost	–	1,736	1,736
Loans	4,500,498	206,768	4,707,266
Premiums and other policies receivable	12,255	7,694	19,949
Accounts receivable from reinsurers and coinsurers	8,715	142	8,857
Total financial assets	4,521,468	216,340	4,737,808

Financial liabilities:
Provision for credit losses on indirect loans	442,510	114,184	556,694
Total financial liabilities	442,510	114,184	556,694

Also, a provision for investments at fair value through other comprehensive income for approximately S/48.8 million was recorded in the account “Net unrealized gains (losses)” in consolidated statement of changes in equity.

(ii)	IFRS 15 “Revenue from contracts with customers” -

IFRS 15, which was published in May 2014 and amended in April 2016, replaced IAS 18 “Revenue”, and IAS 11 “Construction Contracts”.

The new standard is based on the principle that revenue is recognized when the control of a good or service is transferred to a customer, so that the notion of control replaces the existing notion of risks and benefits.

The standard establishes a new five-step model that applies to the recording of revenue from contracts with customers:

-	Identify the contracts with customer.
-	Identify the distinct performance obligation in the contract.
-	Determine the transaction price.
-	Allocate the transaction price to each performance obligations, and
-	Recognize revenue when or as a performance obligation is satisfied.

Key changes to the practice followed previously:

-	All the grouped goods and services which are different must be recognized separately and, in general, the discounts or rebates in the contract price must be assigned to the separate elements.
-	Revenue can be recognized earlier than previously if the consideration varies for any reason (for example, incentives, rebates, management commissions, royalties, success fee, etc.). If they are not at significant risk of reversal, the minimum amounts must be recognized.
-	The point at which revenue may be recognized can change: some revenue that is currently recognized at a given moment at the end of a contract may have to be recognized during the term of the contract and vice versa.
-	There are new specific standards regarding licenses, guarantees, non-reimbursable fee advances and consignment agreements, to name a few.
-	There are also greater disclosure requirements.

(iii)	Amendments to IFRS 2: Classification and measurement of share-based payment -

The amendments made by the IASB in July 2016 clarify the basis of measurement of the share-based payments in cash and the recording of the amendments which change benefits liquidated in cash into equity instruments.

Moreover, an exception is introduced to the principle of classification. When an employer is obliged to retain a certain amount for a tax obligation of the employee associated with a share-based payment, and they pay that amount to the tax authority, the total benefit will be treated as though it were liquidated in equity instruments, as long as it was liquidated in shares without the benefit of a net liquidation.

Entities with the following agreements may find themselves affected by these changes:

-	Benefits liquidated in equity instruments which include net liquidations related to tax obligations.

-	Share-based payments which include performance conditions, and

-	Cash liquidation agreements which are amended to share-based payments liquidated in equity instruments.

(iv)	Annual improvements to the IFRS (2014 - 2016 Cycle)

In December 2016, the following improvements were completed:

-	IFRS 1 “First Time Adoption of IFRS”, which eliminates the short-term exemptions which cover the provisions for transition of IFRS 7, IAS 19 and IFRS 10 which are no longer relevant.

-	IAS 28 “Investments in Associates and Joint Ventures”. This clarifies that the choice by investment funds, mutual funds, investment trusts and similar entities to measure the investments in associates or joint ventures at fair value through profit or loss must be made separately for each associate or joint venture at initial recognition.

(v)	Amendments to IAS 40: “Transfers of Investment Property” –

The amendments clarify that transfers to or from, investment properties can only be made if there has been a change in the use of the property that is supported with evidence. A change in use occurs when the property complies with, or ceases to comply with, the definition of investment property.

A change of intention by itself is not sufficient to support a transfer from or to investment properties.

The list of tests for a change of use in the standard is characterized as a non-exhaustive list of examples to help to illustrate the principal.

The IASB provided two examples for the transition:

-	Prospectively, with any impact from the reclassification recognized as an adjustment to the initial retained earnings at the date of initial recognition, or

-	Retrospectively, only permitted without taking advantage of retrospective information.

Additional disclosures are required if an entity adopts the requirements prospectively.

b)	Basis of consolidation -

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

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

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

At December 31, 2018 and 2017, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (i)	Banking, Peru	97.71	97.69	144,768,951	139,658,667	127,683,654	124,107,841	17,085,297	15,550,826	3,391,015	3,036,929
Pacífico Compañía de Seguros y Reaseguros S.A. and Subsidiaries (ii), Note 2(c)	Insurance, Peru	98.79	98.79	12,222,763	11,402,998	9,590,768	8,558,149	2,631,995	2,844,849	353,292	325,008
Credicorp Capital Ltd. and Subsidiaries (iii)	Capital markets, Bermuda	100.00	100.00	3,393,325	3,731,930	2,695,499	2,943,210	697,826	788,720	35,191	77,963
Inversiones Credicorp Bolivia S.A. and Subsidiaries (iv)	Banking, Bolivia	99.96	99.96	10,020,148	9,153,381	9,239,568	8,458,813	780,580	694,568	99,402	96,826
Atlantic Security Holding Corporation and Subsidiaries (v)	Capital Markets, Cayman islands	100.00	100.00	6,607,494	7,034,717	5,395,262	6,206,861	1,212,232	827,856	351,425	187,132
CCR Inc. (vi)	Special purpose Entity, Bahamas	100.00	100.00	543,113	667,170	543,896	670,132	(783)	(2,962)	2,179	14,018
Prima AFP S.A. (vii)	Private pension fund administrator, Peru	100.00	100.00	874,649	882,917	241,307	263,717	633,342	619,200	139,586	140,082
Grupo Crédito S.A (viii)	Holding, Peru	100.00	100.00	424,738	208,049	41,648	241,237	383,090	(33,188)	15,603	(31,089)

(i)	BCP was established in 1889 and its activities are regulated by the SBS.

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a banking entity in Peru oriented towards the micro and small business sector. At December 31, 2018, the assets, liabilities, equity and net income of Mibanco amount to approximately S/13,220.3 million, S/11,321.8 million, S/1,898.5 million and S/462.1million, respectively (S//12,363.0 million, S/10,666.5 million, S/1,696.5 million, and S/399.1 million, respectively at December 31, 2017).

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales and Crediseguro Seguros Generales, and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Capital Holding Colombia (owner of Credicorp Capital Colombia), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the individual or consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Capital Holding Perú S.A. and Subsidiaries	100.00	100.00	339,220	303,121	141,943	121,302	197,277	181,819	42,684	28,604
Credicorp Capital Colombia	100.00	100.00	1,882,183	1,667,003	1,749,472	1,522,222	132,711	144,781	15,407	18,795
Credicorp Capital Chile	100.00	100.00	324,907	213,165	196,715	71,108	128,192	142,057	12,504	21,420

Credicorp Capital Perú has the principal function of a holding company of shares, participations, and securities in general, provision of financial and corporate advisory services, and property investment. At December 31, 2018 and 2017, Credicorp Capital Peru holds as Subsidiaries, Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital S.A. Sociedad Administradora de Fondos, Credicorp Capital Servicios Financieros S.A. and Credicorp Capital Sociedad Titulizadora S.A., member companies of the Investment Banking Group in Peru.

(iv)	Inversiones Credicorp Bolivia S.A. (hereinafter ICBSA) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter BCB), a commercial bank which operates in Bolivia. At December 31, 2018, the assets, liabilities, equity and net profit of BCB were approximately S/9,956.9 million, S/9,265.8 million, S/691.1 million and S/78.3 million, respectively (S/9,118.4 million, S/8,481.7 million, S/636.7 million and S/75.4 million, respectively at December 31, 2017).

(v)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(vi)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 16(a)(iii). These loans are collateralized by transactions performed by BCP.

(vii)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

(viii)	The main activity of Grupo Crédito is to invest in shares listed in the Peruvian- Stock Exchange and in unlisted shares of Peruvian companies. It also holds the Group’s shares in BCP, and Inversiones Credicorp Bolivia, Prima AFP and Pacífico Seguros. Grupo Crédito’s balances are presented net of its investments in said entities.

c)	Functional, presentation and foreign currency -

(i)	Functional and presentation currency -

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

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially recorded by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Net gain from exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are stated at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

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

d)	Recognition of income and expenses from banking activities -

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or measured at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statement of income using the Effective Interest Rate (EIR) method, which is the rate that discounts estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income includes coupons earned on fixed income investment and the discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Fees and commission income are recognized on an accrual basis. Contingent credit fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any direct incremental cost) and recognized as an adjustment to the effective interest rate on the loan.

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

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims reserve or settled claims and ceded premiums, associated with the ceded policies and in accordance with the related reinsurance contracts.

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

As of December 31, 2018 and 2017 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses are allocated directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group. The liabilities linked to these contracts are equal in amount to the assets that support them, net of the commissions that the Group charges for the management of these contracts.

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

Insurance contract liabilities:

(i)	Life insurance contract liabilities -

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

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims that have not been reported to the Group. At December 31, 2018 and 2017, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2018 and 2017, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

(ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

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

At each reporting date the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2018 and 2017, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

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

f)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that originates a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at initial recognition.

All the financial instruments are initially recognized at fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issue of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

The purchases or sales of financial assets that require the delivery of the assets within a term established according to market regulations or conventions (regular market terms) are recognized on the negotiation date, in other words, the date in which the Group commits to purchase or sell the asset. The derivatives are recognized on the trading date.

Policy applicable from January 1, 2018 -

At December 31, 2018, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

-	The business model for managing the financial assets and
-	The characteristics of the contractual cash flows of the financial asset.

Business model -

Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers the risks that affect the performance of the business model, and how the performance of the business model is evaluated and informed to Management. If the cash flows are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test -

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if: a) it is held within a business model the objective of which is to maintain the financial asset to obtain the contractual cash flows, and b) the contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After their initial recognition, the financial assets of this category are valued at amortized cost, using the effective interest rate method, minus any credit loss provision. The amortized cost is calculated considering any discount or premium incurred in the acquisition and professional fees that constitute an integral part of the effective interest rate. The amortization of the effective interest rate is included in the item “Interest and similar income” of the consolidated income statement. The effective interest rate is the rate that discounts the future estimated cash payments or collections throughout the expected useful life of the financial asset using the gross carrying amount.

Financial assets at amortized cost include direct credits that are recorded when the disbursement of the funds in favor of the clients is carried out, and indirect (contingent) credits that are recorded when the documents that support said credit facilities are issued. Furthermore, the Group considers as refinanced or restructured those credits that, due to difficulties in payment on the part of the debtor, change their payment schedule.

The impairment loss is calculated using the expected credit loss approach, and recognized in the consolidated income statement in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for loans.

The balance of the financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

The accounting treatment of repurchase and reverse repurchase agreements and securities lending and borrowing is explained in Note 3(f)(viii).

(ii)	Financial assets at fair value through other comprehensive income -

A financial asset is classified and measured at fair value through other comprehensive income if: a) the financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and b) the contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments -

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” of the consolidated statement of income.

The gains or losses due to exchange differences related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to the difference between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

The impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” of the consolidated statement of income; in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition -

At the moment of their initial recognition, the Group can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the category “At fair value through other comprehensive income”.

After their initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” of the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” of the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss -

Financial assets must be classified and measured at fair value through profit or loss, unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value through profit or loss from their initial recognition, and d) derivative financial instruments for trading purposes.

Debt instruments -

Said instruments are classified in this category since: a) they are maintained for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After their initial recognition they are measured at fair value, recording the changes in the item “Net gain on securities” of the consolidated statement of income. The interest earned is accrued in the item “Interest and similar income” of the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in the item “Net gains on securities” of the consolidated statement of income. The profit from dividends is recorded in the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from initial recognition -

Upon initial recognition, Management can irrevocably designate financial assets as measured at fair value through profit or loss, if doing so eliminates or significantly reduces an incongruence of measurement or recognition that would otherwise arise from the measurement of the assets or liabilities or from the recognition of the profit and losses thereof on different bases.

After initial recognition they are measured at fair value, recording the changes in the item “Net gain (loss) on financial assets designated at fair value through profit or loss” of the consolidated statement of income.

At December 31, 2018, the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

The interest incurred is accrued in the item “Interest and similar income” of the consolidated statement of income.

Furthermore, upon initial recognition, Management can irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is complied with:

-	An incongruence in the measurement is eliminated or significantly reduced, which would otherwise arise from using different criteria to measure assets or liabilities; or
-	They are part of a group of financial liabilities, which are managed and their yield is evaluated based on fair value, according to a documented investment strategy or risk management; or
-	The financial liability contains one or more embedded derivatives that otherwise significantly modify the required cash flows.

Policy applicable up to December 31, 2017 -

As of December 31, 2017, the Group classified its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities.

The classification of the financial instruments upon their initial recognition depended on the purpose and intention of the Management for which the financial instruments were acquired and their characteristics.

(iv)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss included financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss, the designation of which was upon initial recognition and on an instrument by instrument basis. Derivative financial instruments were also categorized as held for trading unless they had been designated as hedging instruments.

A financial asset or liability was classified as held for trading if it was acquired for the purpose of selling or repurchasing in the short term, and is presented in “Investments at fair value through profit or loss” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

Interest earned or incurred was accrued in the consolidated statement of income in “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income was recorded when the right to payment was established.

Management could designate an instrument at fair value through profit or loss upon initial recognition if the following criteria were met:

-	The designation eliminated or significantly reduced the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses generated by them on a different basis; or

-	The assets and liabilities were part of a group of financial assets, financial liabilities or both which were managed and evaluated based on the yield on their fair value, in accordance with a documented risk management or investment strategy; or

-	A contract contained one or more embedded derivatives which significantly modified the cash flows that might otherwise be required by the contract and their separation was not prohibited by IAS 39. In this case, the entire contract was designated at fair value through profit or loss.

Changes in fair value of a financial asset designated through profit or loss were recorded in “Net gain (loss) on financial assets designated at fair value through profit or loss” of the consolidated statement of income.

(v)	Loans and receivables -

Loans and receivables were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market.

After initial recognition, loans and receivables were measured at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees or costs that were an integral part of the effective interest rate. The effective interest rate amortization was recognized in the consolidated statement of income in “Interest and similar income”. Losses from impairment were recognized in the consolidated statement of income in “Provision for credit losses on loan portfolio”.

Direct loans were recorded when disbursement of funds to the costumers were made. Indirect (off-balance sheet) loans were recorded when documents supporting such facilities were issued. In the same way, the Group considered as refinanced or restructured those loans that changed their payment schedules due to difficulties in the debtor’s ability to repay the loan.

A provision for loan losses was established if there was objective evidence that the Group would not be able to collect all amounts due according to the original contractual terms of the loans. The provision for loan losses was established based on an internal risk classification and considering any guarantees and collaterals received, Note 3(i) and 33.1.

(vi)	Available-for-sale investments -

Available-for-sale investments included equity investments and debt securities. Equity investments classified as available-for-sale were those that were neither classified as held for trading nor designated at fair value through profit or loss. Debt instruments in this category were those that were intended to be held for an indefinite period of time and that could be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale investments were subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of the corresponding deferred income tax and non-controlling interest, until the investment was sold, at which time the cumulative gain or loss was recognized in the consolidated statement of income in “Net gain on securities”, or was determined to be impaired, at which time the impaired amount was recognized in the consolidated statement of income in “Net gain on securities”, and removed from the reserve of investments available-for-sale.

Interest and similar income earned were recognized in the consolidated statement of income in “Interest and similar income”. Interest earned was reported as interest income using the effective interest rate method and similar income earned were recognized when collection rights were established.

Estimated fair values were based primarily on quoted prices or, if quoted market prices were not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

The Group evaluated whether its ability and intention to sell its available-for-sale financial assets in the near term were still appropriate. When, in rare circumstances, the Group was unable to trade these financial assets due to inactive markets, the Group could elect to reclassify these financial assets if Management had the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification became its new amortized cost and any previous gain or loss on the asset that had been recognized in other comprehensive income was amortized to consolidated statement of income over the remaining life of the investment using the effective interest rate.

(vii)	Held-to-maturity investments -

Held-to-maturity investments were non–derivative financial assets with fixed or variable payments and fixed maturities, which Credicorp had the intention and ability to hold to maturity. After initial measurement, held-to-maturity investments were subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees that were an integral part of the effective interest rate. The amortization was included in “Interest and similar income” of the consolidated statement of income. The losses arising from impairment of these investments were recognized in the consolidated statement of income in “Net gain on securities”.

At December 31, 2017, the Group had not recognized any impairment loss on held-to-maturity investments. See policy of impairment of financial assets carried at amortized cost in Note 3(i)(i).

If the Group sold or reclassified a more than insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (2) years.

At December 31, 2017, the Group did not plan to sell or reclassify any of its held-to-maturity investments.

(viii)	Repurchase and reverse repurchase agreements and securities lending and borrowing -

Securities sold under repurchase agreements at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recorded as an asset in “Cash and due from banks” and the corresponding obligation to return it is recognized too, including accrued interest, as a liability in “Payables from repurchase agreements and securities lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price was treated as interest expense and accrued over the life of the agreement using the effective interest rate and was recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method.

Conversely, securities purchased under reverse repurchase agreements at a specified future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outgoing asset in “Cash and due from banks” account and the corresponding right to payment, including accrued interest, is recorded in “Cash collateral from reverse repurchase agreements and securities borrowing”, reflecting the transaction’s economic substance as a loan granted by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate method.

If securities purchased under reverse repurchase agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position as “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income as “Net gain on securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(ix)	Other financial liabilities -

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

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

Policy applicable from January 1, 2018 -

As of December 31, 2018, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost,
-	Debt instruments classified as investments at fair value through other comprehensive income, and
-	Indirect loans that are presented in off-balance accounts.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

Impairment model of expected credit losses -

The calculations of credit losses are products of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from the beginning. The expected credit loss reflects an unbiased result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

-	Stage 1: Financial assets whose credit risk has not increased significantly since its initial recognition, a reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

-	Stage 2: Financial assets that have presented a significant increase in credit risk compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

-	Stage 3: Financial assets with evidence of impairment on the reporting date, a reserve will be recognized for losses equivalent to the expected credit losses during the entire life of the asset. The interest income will be recognized based on the carrying amount of the asset, net of the loss reserve.

Measurement of the expected loss –

The measurement of the expected credit loss is mainly based on the product of probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date and considering the expected macroeconomic effects and all in accordance with the new regulation.

The details of these statistical parameters are the following:

-	PD: is an estimate of the probability of default in a determined time horizon. A default can only occur at a determined moment during the remaining estimated life, if the provision has not been previously derecognized and it is still in the loan portfolio.

-	LGD: is an estimate of the loss produced in the case a predetermined value is produced at a given time. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of any guarantee. Generally, it is expressed as a percentage of the EAD.

-	EAD: is an estimate of the exposure on a future default date, which considers the changes expected in the exposure after the reporting date, including the reimbursements of principal and interest, whether programmed by contract or otherwise, and the interest accrued due to default payments.

The fundamental difference between the credit loss considered as Stage 1 and Stage 2 is the PD horizon. The estimates of Stage 1 use a 12-month horizon, while those situated in Stage 2 use an expected loss calculated with the remaining term of the asset and considers the effect of the significant increase in credit risk. Finally, Stage 3 will estimate the expected loss based on the best estimate (“ELBE”), according to the situation of the collection process of each asset.

Changes from one stage to another –

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	Risk thresholds have been established based on the internal models and based on relative difference thresholds (by portfolio and risk level) in which the instrument was originated.

-	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.

Additionally, all the accounts that are classified as default on the reporting date are considered as stage 3. The significant risk increase evaluations from their initial recognition and of credit impairment are carried out independently on each reporting date. The assets can move in both directions, from one stage to another.

Prospective information -

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as the projections of future events and economic conditions. The estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, included macroeconomic variables that differ between portfolios. These projections have a 3-year period and, additionally, a long-term projection.

The estimate of expected losses for stages 1, 2 and 3 will be a weighted estimate that considers three future macroeconomic scenarios. The base, optimist and pessimist scenarios are based on macroeconomic projections provided by the internal team of economic studies and approved by Senior Management. This same team also provides the probabilities of occurrence of each scenario. It should be stated, that the design of the scenario is adjusted at least once a year, with the possibility of a greater frequency if required by the surrounding conditions.

Macroeconomic factors -

In its models, the Group bases itself on an wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), unemployment rates, the base rates of the central bank, among others. It is possible that the inputs and models used to calculate the expected credit losses do not always capture all the market characteristics on the date of the financial statements. To reflect this, qualitative adjustments or overlays such as temporary adjustments can be carried out using the opinion of experts.

Expected life -

For the instruments in Stage 2 or 3, the reserves for losses will cover the lifetime expected credit losses of the instrument. For the majority of the instruments, the expected life is limited to the remaining term of the product, adjusted by expected advance payments. In the case of revolving products, an analysis was carried out in order to determine the expected life period.

Presentation of allowance for loan losses in the consolidated statement of financial position -

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
-	Debt instruments measured at fair value through other comprehensive income: it does not recognize any provision in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in other comprehensive income;
-	Indirect loans: the credit loss provision is presented in the item “Other liabilities” of the statement of financial position.

Policy applicable up to December 31, 2017 -

The Group assessed at the end of each period whether there was any objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), had had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. Evidence of impairment could have included indications that the borrower or a group of borrowers was experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability of bankruptcy or other legal financial reorganization process and where observable data indicate that there was a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets was follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that were carried at amortized cost, the Group first assessed whether impairment existed individually for financial assets that were individually significant, or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment existed for an individually assessed financial asset, whether significant or not, it included that asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was, or continues to be, recognized were not included in a collective assessment of impairment.

The amount of any impairment loss identified was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that had not yet been incurred).

The carrying amount of the asset was reduced through the use of a provision account and the amount of the loss was recognized in the consolidated statement of income. A loan, together with the respective associated provision, was written off when classified as a loss and was fully provisioned and there was real and verifiable evidence that the loan was irrecoverable and collection efforts had been concluded without success, the impossibility of foreclosures or all collateral had been realized or had been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increased or decreased because of an event occurring after the impairment was recognized, the previously recognized impairment loss was increased or reduced by adjusting the provision account. If in the future a written-off loan was later recovered, the recovery was recognized in the consolidated statement of income, as a credit to “Recovery of written off loans”.

The present value of the estimated future cash flows was discounted at the financial asset’s original effective interest rate. If a loan had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflected the cash flows that could have resulted from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure was probable.

For collective assessment of impairment, financial assets were grouped considering the Group’s internal credit rating system, which considered credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

Future cash flows from a group of financial assets that were collectively evaluated for impairment were estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in the group. Historical loss experience was adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience was based and to remove the effects of conditions in the historical period that did not exist. The methodology and assumptions used were reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale investments -

For available-for-sale financial investments, the Group assessed at each date of the consolidated statement of financial position whether there was objective evidence that an investment or a group of investments was impaired.

In the case of equity investments, objective evidence could have included a significant or prolonged decline in their fair value below cost. “Significant” was to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value had been below its original cost. The determination of what was “significant” or “prolonged” required judgment. In making this judgment, the Group evaluated, among other factors, the duration or extent to which the fair value of an investment was less than its cost.

When there was evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) was removed from the available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments were not reversed through the consolidated statement of income; increases in their fair value after impairment were recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment was assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment was the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income was based on the reduced carrying amount and was accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income was recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase could be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss was reversed through the consolidated statement of income.

Renegotiated loans -

When a loan is modified, it is not considered as past due but maintained its previous classification as impaired or not impaired. If the debtor complied with the new agreement over the following six months, and an analysis of its payment capacity supported a new improved risk classification, the loan is classified as not impaired. If, subsequent to the loan modification, the debtor failed to comply with the new agreement, it is considered as impaired and past due.

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

Property, furniture and equipment are recorded at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

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

Assets’ residual value and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

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

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 “Financial instruments”, as of December 31, 2018 (IAS 39 “Financial instruments: Recognition and measurement”, as of December 31, 2017) is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

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

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	16
Client relationship cash, fixed and variable income - Credicorp Capital Colombia	5
Client relationship APT - Credicorp Capital Colombia	5
Client relationship - Edyficar Peru	10
Client relationship – Mibanco	7
Brand - Mibanco	25
Brand - Credicorp Capital Colombia	5
Fund manager contract - Credicorp Capital Colombia	28
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	5
Core deposits - Mibanco	6
Others	5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred and the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

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

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

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

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and banker’s acceptances. Financial guarantees are initially recognized at fair value, which is equivalent to the commission initially received, also, letters of credit and guarantees are recorded in caption “Other liabilities” of the consolidated statement of financial position and banker’s acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Commissions and fees” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

t)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle said obligation and a reliable estimate of the amount can be made.

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

Income tax is computed based on the individual financial statements of each of the Group’s members.

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

y)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its costumers’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IFRS 9 as of December 31, 2018 (IAS 39, as of December 31, 2017) and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are remeasured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

Criteria required for hedge accounting

Policy applicable from January 1, 2018 –

At inception, the Group formally designates and documents the hedge relationship, the risk management objective and strategy for using the hedge. This documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and a description of how the Group assesses whether the hedging relationship meets the hedge effectiveness requirements.

The hedge relationship meets all of the following hedge effectiveness requirements:

-	An economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not dominate the value changes that result from the economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

Policy applicable up to December 31, 2017 –

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

A hedge is considered highly effective if the following conditions are met:

-	At the inception of a hedge and in following years, the hedge is expected to be highly effective to offset changes in the fair value or cash flows attributable to the hedged risk over the designated period of the hedge; and
-	The actual effectiveness of the hedge is within the range of 80-125 percent.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

The effective portion of the accumulated gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve” in the consolidated statement of financial position, while any ineffective portion is recognized immediately in the consolidated statement of income.

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

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the risk hedged are recorded as a part of the carrying value of the hedged item and recognized in the consolidated statement of income.

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

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, See Note 3(f)(iii), Note 3(f)(iv) and Note 8.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 33.7(b).

aa)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 30.

ab)	Fiduciary activities, management of funds and pension funds –

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 33.8.

Commissions generated for these activities are included as “Commissions and fees” of the consolidated statement of income.

ac)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, interbank funds, time deposits and amounts due from banks with maturities of three months or less from the date of acquisition, excluding restricted cash, see Note 4.

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

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2018:

(i)	IFRS 16, “Leases” -

IFRS 16, ‘Leases’ will replace the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations).

IFRS 16 will mainly affect the accounting treatment for lessees, and will result in the recognition of almost all lease contracts in the statement of financial position, since the standard eliminates the distinction between finance and operating leases. Pursuant to the new standard, recognition of an asset (right of use of the leased asset) and of a financial liability is required to make the lease payments. The only exemptions are for short term and low value leases.

The statement of income will also be affected, since the total expense is normally higher in the initial years of the lease contract and lower in the final years. Furthermore, the operating costs will be replaced with interest and depreciation, therefore key metrics such as earnings before interest, taxes, depreciation and amortization (EBITDA).

Operating cash flows will be greater since cash payments for the principal portion of the lease debt are classified in financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

The accounting by the lessors will not change significantly. Some differences may arise as a result of the new guidance on the definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

IFRS 16 applies to annual periods beginning on or after January 1, 2019, with earlier application permitted, if IFRS 15, Revenue from Contracts with Customers, is adopted at the same time.

The new requirements of IFRS 16 will be applied by adjusting our consolidated statement of financial position at January 1, 2019, the date of its initial application.

Short term and low value leases will be recognized in a straight line as an expense in the consolidated statement of income.

For the rest of the operating leases, the Group expects to recognize assets for right-of-use for approximately S/1,581.9 million, lease liabilities for approximately S/1,579.2 million and deferred charges for prepayments for approximately S/2.7 million.

The Group will continue monitoring and perfecting certain elements of our lease contract review process, considering the new lease accounting guidelines in IFRS 16.

The accounting treatment for lessors continues with a model similar to IAS 17; therefore, the lessors will continue to perform a classification test to distinguish between financial and operating leases.

(ii)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model, where estimate are remeasured in each reporting period. The contracts are measured using the building blocks of:

-	Discounted probability-weighted cash flows.
-	An explicit risk adjustment, and
-	A contractual service margin which represents the unearned profit of the contract recognized as income over the coverage.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions’ method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers that use this model will be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, on November 14, 2018, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2022.

Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

(iii)	IFRIC 23 “Uncertainty over income tax treatments” -

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. In particular, it discusses:

-	How to determine the appropriate unit of account, and that each uncertain tax treatment should be considered separately or together as a group, depending on which approach better predicts the resolution of the uncertainty.
-	That the entity should assume a tax authority will examine the uncertain tax treatments and have full knowledge of all related information, that is, that detection risk should be ignored.
-	That the entity should reflect the effect of the uncertainty in its income tax accounting when it is not probable that the tax authorities will accept the treatment.
-	That the impact of the uncertainty should be measured using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty, and
-	That the judgments and estimates made must be reassessed whenever circumstances have changed or there is new information that affects the judgments.

While there are no new disclosure requirements, entities are reminded of the general requirement to provide information about judgments and estimates made in preparing the financial statements.

IFRIC 23 applies to financial statement for annual periods beginning on or after January 1, 2019.

(iv)	Annual improvements to the IFRS (2015 - 2017 Cycle) -

In December 2017, the following improvements were completed:

-	IFRS 3 “Business Combinations” - clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages.
-	IFRS 11 “Joint Arragements” - clarified that the party obtaining joint control of a business that is a joint operation should not measure its previously held interest in the joint operation.
-	IAS 12 “Income taxes” - clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized.
-	IAS 23 “Borrowing costs” - clarified that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

Said improvements are applicable for financial periods from January 1, 2019.

(v)	Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in Associates and Joint Ventures”: Sale or contribution of assets between an investor and the related associate or joint venture.

The IASB made limited scope amendments to IFRS 10 and IAS 28.

The amendments clarify the accounting treatment of the sales or contribution of assets between an investor and his associates or joint venture. These amendments confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes “a business” (as defined in IFRS 3 “Business combinations”).

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

(vi)	Change in Conceptual Framework –

In March, 2018, the IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, write-off, measurement, presentation and disclosure of equity elements and income.

These changes are effective for financial statements for annual periods beginning on or after January 1, 2020.

(vii)	Plan Amendment, Curtailment or Settlement - Amendments to IAS 19 –

The amendments to IAS 19 clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must:

-	Calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change.

-	Any reduction in a surplus should be recognized immediately in profit or loss either as part of past service cost, or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.
-	Separately recognize any changes in the asset ceiling through other comprehensive income.

Said improvements are applicable for financial statements of financial periods beginning on or after January 1, 2019.

There are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on expected future transactions.

4	CASH AND DUE FROM BANKS

This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Cash and clearing (a)	6,169,795	5,034,569
Deposits with Central Reserve Bank of Peru - BCRP (a)	13,206,885	15,136,245
Deposits with local and foreign banks (b)	2,509,520	2,828,830
Interbank funds	253,970	207,559
Accrued interest	20,633	4,994
Total cash and cash equivalents	22,160,803	23,212,197
Restricted funds	7,713	9,790
Total cash	22,168,516	23,221,987

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

a)	Cash and clearing and deposits with Central Reserve Bank of Peru -

These accounts mainly include the legal cash requirements that Credicorp and its Subsidiaries must keep to be able to honor their obligations with the public, which are within the limits established by current legislation. The composition of these funds is as follows:

	2018	2017
	S/(000)	S/(000)

Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	11,769,043	11,768,476
Cash in vaults of Bank	5,591,168	4,425,384
Total legal cash requirements	17,360,211	16,193,860

Additional funds
Overnight deposits (ii)	1,437,842	3,367,769
Cash in vaults of Bank and others	578,627	609,185
Total additional funds	2,016,469	3,976,954
Total	19,376,680	20,170,814

(i)	At December 31, 2018 cash and deposits subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 5.01 percent and 35.12 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (5.00 percent and 32.40 percent, respectively, at December 31, 2017).

(ii)	At December 31, 2018, the Group maintains two “overnight” deposits with the BCRP, which are denominated in U.S Dollars for US$426.3 million, equivalent to S/1,437.8 million. At said date, deposits in dollars accrue interest at annual rates of 2.43 percent and have maturities at 2 days.

At December 31, 2017, the Group maintains two “overnight” deposits with the BCRP, which are denominated in U.S Dollars for US$946.6 million, equivalent to S/3,067.8 million and a deposit in soles for S/300.0 million. At said date, deposits in dollars and soles accrue interest at annual rates of 1.41 percent and 2.00 percent, respectively, and have maturities at 5 days.

b)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. dollars; these are cash in hand and earn interest at market rates. At December 31, 2018 and 2017 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2018	2017
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	3,409,890	6,962,421
Cash collateral for short sales	–	17,688
Reverse repurchase agreement and security borrowings (ii)	659,380	456,145
Receivables for short sales	13,672	44,166
Total	4,082,942	7,480,420

(i)	At December 31, 2018, the balance mainly comprises cash collateral for approximately US$919.2 million, equivalent to S/3,100.5 million, delivered to BCRP to secure a borrowing in soles of approximately S/2,948.5 million obtained from the same entity (cash collateral for approximately US$2,061.5 million, equivalent to S/6,681.2 million, and borrowing of approximately S/6,575.8 million, at December 31, 2017).

Cash collateral bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2018						At December 31, 2017
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	6.60	–	401,580	47,872	449,452	443,386	6.79	–	138,552	170,106	308,658	309,574
Instruments issued by the Chilean Government	Chilean pesos	0.27	24,624	–	–	24,624	24,628	0.35	8,920	256	–	9,176	9,176
Other instruments		3.76	12,013	157,871	15,420	185,304	186,774	2.62	23,337	70,809	44,165	138,311	137,815
			36,637	559,451	63,292	659,380	654,788		32,257	209,617	214,271	456,145	456,565

b)	Credicorp, through its subsidiaries, obtains financing through “Payables on repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		At December 31, 2018						At December 31, 2017
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	5.97	–	1,231,639	3,124	1,234,763	1,235,472	6.62	–	1,291,621	–	1,291,621	1,292,272
Instruments issued by the Chilean Government	Chilean pesos	0.26	24,912	–	–	24,912	27,529	0.25	103,040	–	–	103,040	103,040
Other instruments		1.88	144,668	66,224	–	210,892	214,051	0.23	146,146	–	236	146,382	146,382
Debt instruments (c)			159,570	365,201	7,420,019	7,944,790	8,572,837		8,921	47,946	11,817,933	11,874,800	12,392,983
			329,150	1,663,064	7,423,143	9,415,357	10,049,889		258,107	1,339,567	11,818,169	13,415,843	13,934,677

c)	At December 31, 2018, and 2017, the Group has repurchase agreements secured with: (i) cash, see Note 5(a), and (ii) investments, see Note 6(b). This item consists of the following:

		At December 31, 2018			At December 31, 2017
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	January 2019 / November 2019	2,948,500	Cash with BCRP	January 2018 / October 2020	6,575,800	Cash with BCRP
BCRP	Soles	January 2019 / November 2020	2,220,265	FVOCI investments (*) and amortized cost investments	January 2018 / July 2020	2,710,232	Available-for-sale investments and held-to-maturity investments
Natixis S.A.	Soles	August 2020 / August 2028	570,000	Amortized cost investments	August 2020 / August 2028	570,000	Held-to-maturity investments
Nomura International PLC (i)	U.S. Dollar	March 2019 / December 2019	505,950	Amortized cost investments and cash	March 2019 / December 2019	486,150	Held-to-maturity investments and cash
Natixis	U.S. Dollar	January 2019 / March 2019	566,962	FVOCI investments (*), amortized cost investments and FVPL investments	January 2018 / July 2018	293,944	Available-for-sale investments and held-to-maturity investments
Nomura International PLC (ii)	U.S. Dollar	August 2020	269,840	Amortized cost investments and cash	August 2020	259,280	Held-to-maturity investments and cash
Nomura International PLC (iii)	U.S. Dollar	August 2020	236,110	Amortized cost investments and cash	August 2020	226,870	Held-to-maturity investments and cash
Citigroup Global Markets Limited (iv)	U.S. Dollar	August 2026	151,785	FVOCI investments (*)	August 2026	145,845	Available-for-sale investments
Citigroup Global Markets Limited	Soles	August 2020	100,000	Amortized cost investments	August 2020	100,000	Held-to-maturity investments
Banco Central de Bolivia	Bolivianos	May 2019	89,941	Cash	January 2018	90,134	Cash
Banco Económico S.A.	Bolivianos	October 2033	15,437	Amortized cost investments	-	–	-
Banco de la República	Colombian Pesos	January 2019	42,607	FVPL investments	-	–	-
UBS	U.S. Dollar	February 2019	33,255	FVOCI investments (*)	January 2018 / March 2018	83,921	Held-to-maturity investments
Natixis S.A. (v)	U.S. Dollar	August 2026	84,325	FVOCI investments (*)	August 2026	81,025	Available-for-sale investments
Other below S/22 million	-	January 2019	21,606	FVPL investments	January 2018 / December 2032	46,069	Investments
Accrued interest			88,207			205,530
			7,944,790			11,874,800

(*) This item includes investments at fair value through other comprehensive income

At December 31, 2018, said operations accrue interest at fixed and variable rates between 0.09 percent and 7.20 percent and between Libor 3M + 0.35 percent and Libor 6M + 1.90 percent, respectively, (between 1.00 percent and 7.20 percent and between Libor 3M + 0.35 percent and Libor 6M + 1.90 percent, respectively, at December 31, 2017).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(i)	At December 31, 2018, the Group holds five IRS which were designated as cash flow hedges of certain repurchase agreements at variable rate for a notional amount of US$150.0 million, equivalent to S/506.0 million (US$150.0 million, equivalent to S/486.2 million, at December 31, 2017). By using these IRS, those repurchase agreements were economically converted to fixed interest rate; see Note 12(b).

(ii)	At December 31, 2018, the Group maintains an IRS and a CCS, which were together designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable interest rate for a notional amount of US$80.0 million, equivalent to S/269.8 million (US$80.0 million, equivalent to S/259.3 million, at December 31, 2017). By means of the IRS and the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate, See Note 12(b).

(iii)	At December 31, 2018, the Group maintains a CCS which were designated as a cash flow hedge for a repurchase agreement in U.S. dollars at variable rate for a notional amount of US$70.0 million, equivalent to S/236.1million (approximately US$70.0 million, equivalent to S/226.9 million, at December 31, 2017). By means of the CCS, this repurchase agreement was economically converted to soles at a fixed interest rate. See Note 12(b).

(iv)	December 31, 2018, the Group maintains two CCS which were designated as a cash flow hedge of two repurchase agreements in U.S. dollars at variable rate for a total notional amount of US$45.0 million, equivalent to S/151.8 million (approximately US$45.0 million, equivalent to S/145.8 million, at December 31, 2017). By means of the CCS, said repurchase agreements were economically converted to soles; see Note 12(b).

(v)	At December 31, 2018, the Group maintains a CCS which were designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable rate for a notional amount of US$25.0 million, equivalent to S/84.3 million (approximately US$25.0 million, equivalent to S/81.0 million, at December 31, 2017). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see Note 12(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2018	2017
	S/(000)	S/(000)

Government treasury bonds	1,318,311	1,174,613
Participation in RAL Fund (i)	445,039	–
Restricted mutual funds (ii)	407,350	–
Investment funds	323,455	–
Participation in mutual funds	310,265	52,380
Multilateral organization bonds	223,777	260,342
Corporate and leasing bonds	160,006	205,819
Listed shares	101,068	122,398
Subordinated bonds	94,413	27,789
Hedge funds	44,335	–
Negotiable certificates of deposit	29,496	74,086
Certificates of deposit BCRP	–	2,102,331
Others	50,061	1,053
Balance before accrued interest	3,507,576	4,020,811
Accrued interest	4,869	3,926
Total	3,512,445	4,024,737

The balances as of December 31, 2018 have been prepared in accordance with IFRS 9; and are not comparable to the balances as of December 31, 2017, which were prepared in accordance with IAS 39, see Note 3(f).

(i)	At December 31, 2018, these funds total approximately S/174.3 million in bolivianos and S/270.7 million in U.S. dollars and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(ii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

b)	Investments at fair value through other comprehensive income consist of the following:

	2018
		Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate, leasing and subordinated bonds (i)	8,478,834	212,549	(185,603)	8,505,780
Certificates of deposit BCRP (ii)	9,833,776	189	(4,381)	9,829,584
Government treasury bonds (iii)	4,977,422	260,939	(47,613)	5,190,748
Securitization instruments (iv)	505,976	22,492	(9,980)	518,488
Negotiable certificates of deposit	280,828	2,981	(250)	283,559
Others	3,384	–	–	3,384
	24,080,220	499,150	(247,827)	24,331,543
Equity instruments designated at the initial recognition

Shares issued by:
Alicorp S.A.A.	12,198	218,994	–	231,192
Inversiones Centenario	112,647	236,063	–	348,710
Bolsa de Valores de Lima	19,698	9,363	–	29,061
Bolsa de Comercio de Santiago	8,808	5,360	–	14,168
Compañía Universal Textil S.A.	9,597	248	(3,397)	6,448
Bolsa de Valores de Colombia	4,585	–	(211)	4,374
Others	12,099	3,418	–	15,517
	179,632	473,446	(3,608)	649,470

Balance before accrued interest	24,259,852	972,596	(251,435)	24,981,013
Accrued interest				214,822
Total				25,195,835

The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income at December 31, 2018 are of a temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2018, as a result of the impairment of its investments at fair value through other comprehensive income, the Group recorded an expected loss of S/2.4 million, which is shown in “Net gain on securities” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of the “Reserve for investments at fair value through other comprehensive income, net of deferred income tax and non-controlling interest, is shown in Note 17(c).

During 2018, the Group has not reclassified instruments from the portfolio of investments at fair value through other comprehensive income to investments at amortized cost.

At December 31, 2018, the Group maintains IRS, which have been designated as fair value hedges of certain bonds at a fixed rate in US dollars, issued by Government, corporate and international financial entities, for a nominal amount of S/923.9 million, see Note 12(b); through these IRS these bonds were economically converted to a variable rate.

Likewise, at the end of the same year, the Group entered into repurchase agreement transactions for corporate bonds, multilateral organization bonds and foreign government bonds classified as investments at fair value through other comprehensive income, for an estimated fair value of S/2,138.9 million, of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

The maturities and annual market rates of investments at fair value through other comprehensive income are as follows:

	Maturities	Annual effective interest rate
		S/		US$		Other currencies
		Min	Max	Min	Max	Min	Max
		%	%	%	%	%	%
Corporate, leasing and subordinated bonds	Jan-2019 / Feb-2065	1.49	11.90	1.16	11.39	0.94	8.39
Certificates of deposit BCRP	Jan-2019 / Jun-2020	2.59	3.04	–	–	–	–
Government treasury bonds	Jan-2019 / Feb-2055	2.37	6.50	1.22	7.07	0.60	0.60
Securitization instruments	Jun-2019 / Sep-2045	3.40	14.81	4.56	6.85	1.68	6.00
Negotiable certificates of deposits	Jan-2019 / Dec-2026	4.54	4.54	–	–	1.40	4.98

(i)	At December 31, 2018 the most significant individual unrealized loss amounted to approximately S/8.2 million.

Likewise, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a nominal amount of S/136.1million, see Note 12(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

In December 2018, according to the foreign exchange exposure strategy, the Group discontinued the cash flow hedge of a certain corporate bond through the liquidation of the CCS whose notional amount at that date amounted to US$13.0 million, equivalent to S/43.8 million.

(ii)	The Group maintains 99,587 BCRP certificates of deposit of the Central Reserve Bank of Peru, which are instruments issued at a discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iii)	At December 31, 2018, the balance includes the following Government Treasury Bonds:

2018
S/(000)
Peruvian sovereign bonds	4,706,121
Colombian sovereign bonds	137,936
Chilean sovereign bonds	119,517
Bolivian sovereign bonds	90,370
Others	136,804
Total	5,190,748

The Group maintains CCS, which were designated as cash flow hedges of certain government treasury bonds for a nominal amount of S/77.8 million, see Note 12(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

(iv)	At December 31, 2018, the balance of securitization instruments includes the following:

2018
S/(000)
Inmuebles Panamericana	153,953
Abengoa Transmisión del Norte	80,948
Industrias de Aceite S.A.	48,231
Homecenters Peruanos S.A.	32,520
Others	202,836
Total	518,488

The bonds have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte), accounts receivable for the transformation and commercialization of agribusiness products (Industrias de Aceite S.A.) and accounts receivable for commercialization of construction products (Homecenters Peruanos S.A.).

c)	Investments available-for-sale consist of the following:

	2017
		Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)

Corporate, leasing and subordinated bonds (i)	7,919,202	460,826	(22,838)	8,357,190
Certificates of deposit BCRP (ii)	7,906,747	16,960	–	7,923,707
Government treasury bonds (iii)	4,308,507	336,561	(4,520)	4,640,548
Participation in RAL Fund (iv)	527,405	–	–	527,405
Securitization instruments (v)	478,921	35,747	(6,565)	508,103
Restricted mutual funds (vi)	186,407	230,289	–	416,696
Participation in mutual funds	398,308	11,458	(200)	409,566
Negotiable certificates of deposit	285,493	5,036	(346)	290,183
Multilateral organization bonds	165,830	13,897	(224)	179,503
Certificates of Central Bank of Bolivia (vii)	94,692	33	–	94,725
Investment funds	34,703	25,013	(95)	59,621
Collateralized mortgage obligation	17,116	7,048	(6)	24,158
Commercial paper	5,185	–	–	5,185
Hedge funds	48	1,014	–	1,062
U.S. Federal agency bonds	799	80	–	879
	22,329,363	1,143,962	(34,794)	23,438,531

Shares -
Listed (viii)	254,931	496,737	(1,937)	749,731
Non-listed	14,770	1,093	–	15,863
	269,701	497,830	(1,937)	765,594
Balance before accrued interest	22,599,064	1,641,792	(36,731)	24,204,125
Accrued interest				219,766
Total				24,423,891

The Management of Credicorp has determined that the unrealized losses of available-for-sale investments at December 31, 2017 were of a temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2017, as a result of the impairment assessment of its available-for-sale investments, the Group recorded an impairment loss of S/0.8 million, which is shown in “Net gain on securities” in the consolidated statement of income.

The movement of available-for-sale investment reserves, net of deferred income tax and non-controlling interest, is shown in Note 17(c).

During 2017, the Group had not reclassified instruments from the portfolio of available-for-sale investments to investments held to maturity. During the year 2017, S/2.1 million was amortized from unrealized results which were recorded in equity, and were transferred to caption “Net gain on securities” of the consolidated statement of income. At December 31, 2017, an unrealized gain amounting to S/0.02 million was held in equity, corresponding to the investments that were reclassified.

At December 31, 2017, the Group maintains IRS, which were designated as fair value hedges of certain bonds at a fixed rate in US dollars, issued by Government, corporate and international financial entities, for a nominal amount of S/659.5 million, see Note 12(b); through these IRS these bonds were economically converted to a variable rate.

Similarly, at the end of the same year, the Group entered into repurchase agreement transactions for corporate bonds, multilateral organization bonds and foreign government bonds classified as investments at fair value through other comprehensive for an estimated fair value of S/2,691.8 million, of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

The maturities and annual market rates of investments at fair value through other comprehensive income during 2017 were as follows:

	Maturities	Annual effective interest rate
		S/		US$		Other currencies
		Min	Max	Min	Max	Min	Max
		%	%	%	%	%	%
Corporate, leasing and subordinated bonds	Jan-2018 / Feb-2065	1.37	9.20	0.24	7.55	0.17	7.83
Certificates of deposit BCRP	Jan-2018 / Apr-2019	3.08	3.17	–	–	–	–
Government treasury bonds	Feb-2018 / Feb-2055	1.32	6.25	1.27	6.25	–	–
Securitization instruments	Jan-2018 / Sep-2045	4.09	11.75	3.06	6.16	1.68	6.00
Certificates deposits of Central Bank of Bolivia	Jan-2018 / Sep-2018	–	–	–	–	0.50	1.15
Negotiable certificates of deposits	Jan-2018 / Mar-2033	0.49	4.33	–	–	1.18	4.90
Multilateral organization bonds	Mar-2018 / Feb-2044	2.13	7.04	1.83	2.44	–	–
Collateralized mortgage obligations	Aug-2020 / Dec-2036	–	–	2.23	9.40	–	–
U.S. Federal agency bonds	Aug-2035	–	–	1.66	1.66	–	–

(i)	At December 31, 2017 the most significant individual unrealized loss amounted to approximately S/2.2 million.

Likewise, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a nominal amount of S/228.8 million, see Note 12(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

(ii)	The Group maintains 79,901 certificates of deposits of the Central Reserve Bank of Peru, which are instruments issued at a discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iii)	At December 31, 2017, the balance includes the following Government Treasury Bonds:

2017
S/(000)
Peruvian sovereign bonds	4,364,172
Bolivian sovereign bonds	106,461
Colombian sovereign bonds	58,381
U.S. Federal agency bonds	55,875
Others	55,659
Total	4,640,548

At December 31, 2017, the Group maintains CCS, which were designated as cash flow hedges of certain government treasury bonds for a nominal amount of S/55.1 million, see Note 12(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

(iv)	Comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(v)	At December 31, 2017, the balance of securitization instruments includes the following:

2017
S/(000)
Inmuebles Panamericana	156,186
Abengoa Transmisión del Norte	82,492
Concesionaria La Chira S.A.	30,182
Hunt Oil Company	23,244
Others	215,999
Total	508,103

The bonds have semiannual payments until 2045.The pool of underlying assets mainly consists of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte), accounts receivable for collection via banking channels of water and sanitation service bills (Concesionaria La Chira) and accounts receivable for the sale of hydrocarbons in Peru (Hunt Oil Company).

(vi)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(vii)	At December 31, 2017, certificates of deposit issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

(viii)	Between the years 2016 and 2017, the Group sold through Credicorp Capital Corredores de Bolsa, 100.0 percent of the shares that it held of Banco de Crédito e Inversiones de Chile (hereinafter “BCI Chile”) and 100.0 percent of the shares that it held of Enel Distribución Perú S.A.A. (formerly Edelnor S.A.A.) We present below the sales made:

-	On March 7, 2016, Credicorp signed a Memorandum of Understanding (MOU) with BCI Chile, in which, as a minority shareholder with a 4.06 percent participation in BCI Chile, it stated its intention to sell up to 50.0 percent of said shares.

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

At December 31, 2017, the Group recorded the gain on the sale of these investments in the caption "Net gain on securities" in the consolidated statement of income.

At December 31, 2017 the unrealized gain on listed shares arises mainly from investment in Alicorp S.A.A. and Inversiones Centenario S.A.A. and totaled S/234.1 million, and S/226.5 million, respectively.

d)	Amortized cost investments consist of the following:

	2018
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds	3,166,639	3,168,202
Foreign government bonds	347,749	347,427
Peruvian treasury bonds	215,751	215,769
Corporate bonds	220,203	217,993
Certificates of payment on work progress (CRPAO) (*)	117,139	117,175
	4,067,481	4,066,566
Accrued interest	87,357	87,357
Total investments at amortized cost	4,154,838	4,153,923

At December 31, 2018, the expected credit loss of investments at amortized cost amounts to S/1.5 million.

At December 31, 2018, said bonds have maturities between January 2019 and February 2042, accruing interest at an annual effective interest rate between 3.15 percent and 6.24 percent on bonds denominated in soles and between 1.22 percent and 5.56 percent on bonds in U.S. dollar.

Likewise, Credicorp Management has determined that the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

At December 31, 2018, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/2,953.3 million, the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

(*)	At December 31, there are 185 certificates of Annual Recognition of Payment for Work Progress (CRPAO from Spanish acronym), respectively, issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2019 and April 2026, accruing interest at an annual effective rate between 4.72 percent and 6.02 percent.

e)	Held-to-maturity investments consist of the following:

	2017
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds	3,378,046	3,700,535
Foreign government bonds	352,205	355,438
Peruvian treasury bonds	217,187	221,799
Corporate bonds	246,284	254,131
Certificates of payment on work progress (CRPAO) (*)	129,443	134,238
	4,323,165	4,666,141
Accrued interest	90,208	90,208
Total investments held to maturity	4,413,373	4,756,349

At December 31, 2017, said bonds have maturities between January 2018 and February 2042, accruing interest at an annual effective interest rate between 3.19 percent and 6.09 percent on bonds denominated in soles and between 1.39 percent and 4.55 percent on bonds in U.S. dollar

Likewise, Credicorp Management has determined that the difference between amortized cost and the fair value of held-to-maturity investment is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of December 31, 2017, the Group has entered into repurchase agreement transactions for held-to-maturity investments for an estimated fair value of S/2,725.8 million, which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, See Note 5(c).

(*)	At December 31, 2017, there are, 217 certificates of Annual Recognition of Payment for Work Progress (CRPAO from Spanish acronym), respectively, issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment has maturities between January 2018 and April 2026, accruing interest at an annual effective rate between 3.90 percent and 5.38 percent.

f)	The table below shows the balance of investments, by maturity groupings, before accrued interest:

	2018
		At fair value
	At fair value	through other
	through profit	comprehensive	Amortized
	or loss	income	cost
	S/(000)	S/(000)	S/(000)

Up to 3 months	318,648	4,280,152	371,498
From 3 months to 1 year	186,358	5,842,026	208,737
From 1 to 3 years	485,333	2,145,494	1,094,642
From 3 to 5 years	152,083	1,722,051	272,963
More than 5 years	703,476	10,341,820	2,119,641
Without maturity	1,661,678	649,470	–
Total	3,507,576	24,981,013	4,067,481

	2017
	At fair value
	through profit	Available	Held to
	or loss	for sale	maturity
	S/(000)	S/(000)	S/(000)

Up to 3 months	1,476,174	4,987,080	334,791
From 3 months to 1 year	1,096,855	3,785,935	68,690
From 1 to 3 years	516,919	2,407,141	1,625,856
From 3 to 5 years	180,739	1,516,653	110,746
More than 5 years	574,293	9,327,327	2,183,082
Without maturity	175,831	2,179,989	–
Total	4,020,811	24,204,125	4,323,165

7	LOANS, NET

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Direct loans -
Loans	86,898,040	77,712,186
Leasing receivables	6,322,477	7,401,018
Credit cards	7,847,038	6,880,017
Discounted notes	2,313,478	1,999,099
Factoring receivables	1,923,456	1,722,436
Advances and overdrafts in current account	255,027	113,630
Refinanced loans	1,281,360	915,493
Restructured loans	127	121
Total direct loans	106,841,003	96,744,000

Internal overdue loans and under legal collection loans	3,119,621	3,020,914
	109,960,624	99,764,914
Add (less) -
Accrued interest	865,168	779,684
Unearned interest	(66,402)	(66,823)
Total direct loans	110,759,390	100,477,775
Allowance for loan losses (d)	(4,952,392)	(4,500,498)
Total direct loans, net	105,806,998	95,977,277

Indirect loans, Note 20(a)	20,774,271	19,369,559

b)	Gross balance of loan portfolio and due from customers on acceptances segregated by stages is as follows

Stage 1	Balance at			Transfer	Transfer	Transfers				Exchange	Balance at
	January 1rst,	Transfer to	Transfer to	from	from	between classes	New loans and		Sale of loan	differences	December
Loans by class	2018	Stage 2	Stage 3	Stage 2	Stage 3	of loans	liquidation, net	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	70,538,767	(2,216,860)	(187,558)	807,179	18,884	379,440	4,184,442	(7,895)	–	693,669	74,210,068
Residential mortgage loans	14,119,221	(416,937)	(159,561)	151,660	11,333	14,782	2,216,512	(126)	(70)	112,296	16,049,110
Micro-business loans	11,561,250	(612,647)	(325,773)	412,930	13,543	(360,158)	1,664,637	(152,431)	–	34,789	12,236,140
Consumer loans	9,333,443	(654,148)	(203,805)	453,760	21,458	(34,064)	1,911,174	(144,796)	–	29,849	10,712,871
Total	105,552,681	(3,900,592)	(876,697)	1,825,529	65,218	–	9,976,765	(305,248)	(70)	870,603	113,208,189

Stage 2	Balance at			Transfer	Transfer	Transfers				Exchange	Balance at
	January 1rst,	Transfer to	Transfer to	from	from	between classes	New loans and		Sale of loan	Differences	December
Loans by class	2018	Stage 1	Stage 3	Stage 1	Stage 3	of loans	liquidation, net	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,549,605	(807,179)	(306,268)	2,216,860	16,587	45,734	2,769,685	(4,795)	–	49,877	7,530,106
Residential mortgage loans	569,685	(151,660)	(123,255)	416,937	6,586	240	1,302	(142)	(218)	43,074	762,549
Micro-business loans	1,986,325	(412,930)	(205,492)	612,647	8,582	(45,172)	176,717	(156,322)	–	706	1,965,061
Consumer loans	1,764,494	(453,760)	(199,903)	654,148	24,345	(802)	331,516	(200,315)	–	481	1,920,204
Total	7,870,109	(1,825,529)	(834,918)	3,900,592	56,100	–	3,279,220	(361,574)	(218)	94,138	12,177,920

Stage 3	Balance at			Transfer	Transfer	Transfers				Exchange	Balance at
	January 1rst,	Transfer to	Transfer to	from	from	between classes	New loans and		Sale of loan	Differences	December
Loans by class	2018	Stage 1	Stage 2	Stage 1	Stage 2	of loans	liquidation, net	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,253,560	(18,884)	(16,587)	187,558	306,268	(33,127)	(156,568)	(102,350)	(57,956)	36,986	3,398,900
Residential mortgage loans	862,645	(11,333)	(6,586)	159,561	123,255	353	(116,995)	(11,115)	(49,908)	9,156	959,033
Micro-business loans	1,295,025	(13,543)	(8,582)	325,773	205,492	32,923	(151,256)	(357,753)	(75,916)	5,793	1,257,956
Consumer loans	832,487	(21,458)	(24,345)	203,805	199,903	(149)	(74,552)	(402,837)	(13,843)	1,854	700,865
Total	6,243,717	(65,218)	(56,100)	876,697	834,918	–	(499,371)	(874,055)	(197,623)	53,789	6,316,754

Consolidated 3 Stages	Balance at	Transfers				Exchange	Balance at
	January 1rst,	between classes	New loans and		Sale of loan	Differences	December
Loans by class	2018	of loans	liquidation, net	Write-offs	portfolio	and others	31, 2018 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	77,341,932	392,047	6,797,559	(115,040)	(57,956)	780,532	85,139,074
Residential mortgage loans	15,551,551	15,375	2,100,819	(11,383)	(50,196)	164,526	17,770,692
Micro-business loans	14,842,600	(372,407)	1,690,098	(666,506)	(75,916)	41,288	15,459,157
Consumer loans	11,930,424	(35,015)	2,168,138	(747,948)	(13,843)	32,184	13,333,940
Total	119,666,507	–	12,756,614	(1,540,877)	(197,911)	1,018,530	131,702,863

(*)	Movement of gross balance of loan portfolio includes the balance of direct and indirect loans and banker’s acceptances for approximately S/109,960.6 million, S/20,774.3 million and S/968.0 million, respectively, at December 31, 2018 (approximately S/99,764.9 million, S/19,369.6 million and S/532.0 million, respectively, at January 1, 2018). Banker’s acceptances are included in “Banker’s acceptances outstanding " caption of the consolidated statement of financial position.

c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

d)	At December 31, 2018, the allowance for loan losses for direct and indirect loans was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct and indirect loans:

Stage 1	Restated					Transfers	New loans
	balance at			Transfer	Transfer	between	and	Changes in		Sale of	Exchange	Balance at
Loans by class	January 1, 2018	Transfer to Stage 2	Transfer to Stage 3	from Stage 2	from Stage 3	classes of loans	liquidation, net	PDs, LGDs, EADs	Write-offs	loan portfolio	differences and others	December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	280,211	(13,311)	(6,647)	16,464	10,864	5,238	30,376	(5,007)	(7,972)	–	1,551	311,767
Residential mortgage loans	18,614	(1,716)	(817)	2,565	5,556	449	7,674	(1,114)	(142)	–	410	31,479
Micro-business loans	350,134	(27,116)	(17,238)	46,522	13,148	(5,634)	68,232	86,904	(178,657)	–	6,224	342,519
Consumer loans	356,938	(29,407)	(9,568)	91,969	19,765	(53)	38,423	(43,030)	(149,573)	–	555	276,019
Total	1,005,897	(71,550)	(34,270)	157,520	49,333	–	144,705	37,753	(336,344)	–	8,740	961,784

Stage 2	Restated					Transfers	New loans
	balance at			Transfer	Transfer	between	and	Changes in		Sale of	Exchange	Balance at
Loans by class	January 1, 2018	Transfer to Stage 1	Transfer to Stage 3	from Stage 1	from Stage 3	classes of loans	liquidation, net	PDs, LGDs, EADs	Write-offs	loan portfolio	differences and others	December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	99,004	(16,464)	(20,602)	13,311	13,696	(254)	34,236	33,375	(4,952)	–	649	151,999
Residential mortgage loans	13,747	(2,565)	(2,945)	1,716	3,201	7	1,761	7,296	(144)	–	330	22,404
Micro-business loans	281,227	(46,522)	(43,715)	27,116	7,817	378	42,058	168,748	(176,095)	–	2,581	263,593
Consumer loans	507,726	(91,969)	(53,473)	29,407	22,834	(131)	57,606	231,922	(203,471)	–	84	500,535
Total	901,704	(157,520)	(120,735)	71,550	47,548	–	135,661	441,341	(384,662)	–	3,644	938,531

Stage 3	Restated					Transfers	New loans
	balance at			Transfer	Transfer	between	and	Changes in		Sale of	Exchange	Balance at
Loans by class	January 1, 2018	Transfer to Stage 1	Transfer to Stage 2	from Stage 1	from Stage 2	classes of loans	liquidation, net	PDs, LGDs, EADs	Write-offs	loan portfolio	differences and others	December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,259,257	(10,864)	(13,696)	6,647	20,602	(34,932)	37,701	294,960	(102,442)	(48,442)	(53,429)	1,355,362
Residential mortgage loans	411,087	(5,556)	(3,201)	817	2,945	302	(45,198)	142,064	(11,478)	(32,089)	10,593	470,286
Micro-business loans	1,001,287	(13,148)	(7,817)	17,238	43,715	34,709	13,267	296,807	(340,693)	(67,682)	1,610	979,293
Consumer loans	684,728	(19,765)	(22,834)	9,568	53,473	(79)	21,316	294,521	(406,577)	(10,338)	5,262	609,275
Total	3,356,359	(49,333)	(47,548)	34,270	120,735	–	27,086	1,028,352	(861,190)	(158,551)	(35,964)	3,414,216

Consolidated 3 Stages					Credit loss of the period
	Balance at	Effect of	Restated	Transfers	New loans	Changes in		Sale of	Exchange	Balance at
	December	adopting	balance at	between	and	PDs, LGDs,		loan	differences	December
Loans by class	31, 2017	IFRS 9	January 1,	classes of	liquidation,	EADs	Write-offs	portfolio	and others	31, 2018 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,680,126	(41,653)	1,638,473	(29,948)	102,313	323,328	(115,366)	(48,442)	(51,229)	1,819,129
Residential mortgage loans	228,287	215,161	443,448	758	(35,763)	148,246	(11,764)	(32,089)	11,333	524,169
Micro-business loans	1,476,578	156,069	1,632,647	29,453	123,557	552,459	(695,445)	(67,682)	10,415	1,585,404
Consumer loans	1,558,017	(8,625)	1,549,392	(263)	117,345	483,413	(759,621)	(10,338)	5,901	1,385,829
Total	4,943,008	320,952	5,263,960	–	307,452	1,507,446	(1,582,196)	(158,551)	(23,580)	5,314,531

(*)	The movement in the allowance for loan losses of the period 2018 includes the allowance for direct and indirect loans for approximately S/4,952.4 million y S/362.1 million, respectively. The allowance for indirect loan losses is included in “Other liabilities” of the consolidated statement of financial position, Note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2018 has been established in accordance with IFRS 9 and is sufficient to cover incurred losses on the loan portfolio.

As of December 31, 2017 and 2016, the allowance for loan losses for direct and indirect loans was determined under incurred credit losses model as established in the IAS 39. The movement in the allowance for loan losses is shown below for direct and indirect loans:

Loans by class	Balance as of December 31, 2016	Provision for loan losses	Loan portfolio written-off	Exchange differences and others	Balance as of December 31, 2017 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Commercial loans	1,235,970	737,929	(217,160)	(76,613)	1,680,126
Residential mortgage loans	193,385	50,663	(10,662)	(5,099)	228,287
Micro-business loans	1,353,168	576,931	(437,594)	(15,927)	1,476,578
Consumer loans	1,634,169	691,955	(760,785)	(7,322)	1,558,017
Total	4,416,692	2,057,478	(1,426,201)	(104,961)	4,943,008

Loans by class	Balance as of December 31, 2015	Provision for loan losses	Loan portfolio written-off	Exchange differences and others	Balance as of December 31, 2016 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Commercial loans	1,197,713	245,553	(143,871)	(63,425)	1,235,970
Residential mortgage loans	173,879	27,659	(7,877)	(276)	193,385
Micro-business loans	1,372,099	588,821	(606,546)	(1,206)	1,353,168
Consumer loans	1,288,528	1,201,176	(853,844)	(1,691)	1,634,169
Total	4,032,219	2,063,209	(1,612,138)	(66,598)	4,416,692

(*)	The movement in the allowance for loan losses for 2017 included the allowance for direct and indirect loans for approximately S/4,500.5 million y S/442.5 million, respectively (approximately S/4,207.1 million and S/209.6 million, respectively, for 2016). The allowance for indirect loan losses was included in “Other liabilities” of the consolidated statement of financial position, Note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2017 and 2016 was established in accordance with IAS 39 and was sufficient to cover incurred losses on the loan portfolio.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio at December 31, 2018 and 2017 by maturity based on the remaining period to the payment due date:

	2018	2017
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	49,219,931	38,052,430
From 1 to 3 years	25,763,021	20,167,475
From 3 to 5 years	10,300,621	12,082,996
More than 5 years	21,557,430	26,441,099
	106,841,003	96,744,000
Internal overdue loans -
Overdue 90 days	635,893	639,329
Over 90 days	2,483,728	2,381,585
	3,119,621	3,020,914

Total	109,960,624	99,764,914

See credit risk analysis in Note 33.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

The profit resulting from these assets is shown in “Net income on financial assets designated at fair value through profit or loss” in the consolidated statement of income.

	2018	2017
	S/(000)	S/(000)

Net profit on sale of financial investments	25,342	27,764
Changes in the fair value of financial assets	(90,467)	30,719
Dividends, interests and others	11,190	9,150
Total	(53,935)	67,633

The offsetting of this effect is included in gross premiums which are part of “Net premiums earned” of the consolidated statement of income, see Note 24.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2018 and 2017, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/887.3 million and S/656.8 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	715,695	454,187	457,189
Reported claims of premiums ceded, Note 25	367,969	483,387	145,498
Premiums ceded unearned during the year, Note 24(a)(**)	34,709	21,192	(9,139)
Premiums assumed	5,882	2,341	4,977
Settled claims of premiums ceded by reinsurance contracts	(238,936)	(231,298)	(90,550)
Collections and others, net	(43,276)	(14,114)	(53,788)
Balances at the end of the period	842,043	715,695	454,187

Accounts receivable as of December 31, 2018 and 2017, include S/152.9 million and S/151.6 million, respectively, which correspond to the unearned portion of the premiums ceded to the reinsurers.

Accounts Payable:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	235,185	233,892	241,847
Premiums ceded for automatic contracts (mainly excess of loss), Note 24(a)(**)	243,427	257,617	201,892
Premiums ceded to reinsurers in facultative contracts, Note 24(a)(**)	288,928	263,378	292,555
Coinsurance granted	11,433	5,925	5,965
Payments and other, net	(487,280)	(525,627)	(508,367)
Balances at the end of the period	291,693	235,185	233,892

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2018, 2017, and 2016 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2018	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	421,639	1,139,916	591,449	513,536	615,059	158,608	64,019	3,504,226	3,409,369	3,455,442
Additions	–	3,339	9,589	25,002	39,270	6,868	97,391	181,459	143,851	110,151
Transfers	6	8,348	37,442	3,820	3,108	337	(53,061)	–	–	–
Disposals and others	(10,535)	10,774	(26,912)	(20,837)	(25,223)	(10,396)	(28,976)	(112,105)	(48,994)	(156,224)
Balance as of December 31	411,110	1,162,377	611,568	521,521	632,214	155,417	79,373	3,573,580	3,504,226	3,409,369

Accumulated depreciation -
Balance as of January 1	–	615,725	424,999	336,095	509,707	108,208	–	1,994,734	1,857,666	1,784,001
Depreciation for the year	–	30,607	45,831	33,419	47,234	13,047	–	170,138	178,895	182,845
Disposals and others	–	(14,071)	(13,726)	(16,056)	(20,619)	(7,522)	–	(71,994)	(41,827)	(109,180)
Balance as of December 31	–	632,261	457,104	353,458	536,322	113,733	–	2,092,878	1,994,734	1,857,666

Net carrying amount	411,110	530,116	154,464	168,063	95,892	41,684	79,373	1,480,702	1,509,492	1,551,703

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During the year 2018, the Bank has carried out operations related to the purchase of computer equipment, furniture and services, as well as the remodeling of its headquarters in La Molina, as part of its annual infrastructure investin. During 2017 Credicorp and its Subsidiaries, as part of its annual infrastructure investing, made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies and administrative offices.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2018 and 2017 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2018, 2017 and 2016 was as follows:

Description	Client relationships (i)	Rights of use	Brand name (ii)	Fund manager contract (iii)	Core deposits intangible	Software and developments	Intangible in progress	Other	2018	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	407,205	55,900	262,099	101,485	21,100	1,909,252	306,211	27,113	3,090,365	2,789,435	2,512,114
Additions	–	–	–	–	–	96,368	323,421	–	419,789	271,722	277,346
Transfers	–	–	–	–	–	202,876	(202,604)	(272)	–	–	–
Disposals and others	(3,598)	(55,900)	(3,171)	(5,958)	–	(35,194)	–	–	(103,821)	29,208	(25)
Balances at December 31	403,607	–	258,928	95,527	21,100	2,173,302	427,028	26,841	3,406,333	3,090,365	2,789,435

Accumulated amortization -
Balance at January 1	231,552	55,900	111,653	2,739	13,187	1,305,603	–	26,841	1,747,475	1,464,894	1,242,843
Amortization of the year	27,411	–	11,574	5,363	3,516	211,120	–	–	258,984	241,080	224,216
Disposals and others	(1,383)	(55,900)	(2,802)	(1,030)	–	(3,383)	–	–	(64,498)	41,501	(2,165)
Balance at December 31	257,580	–	120,425	7,072	16,703	1,513,340	–	26,841	1,941,961	1,747,475	1,464,894

Net carrying amount	146,027	–	138,503	88,455	4,397	659,962	427,028	–	1,464,372	1,342,890	1,324,541

During the year 2018, additions are mainly related to the implementation and development of various IT projects such as Business Integration, DWH – Modelo Lineal I15, Credit Card, Customer Identity and Access Management, DWH – Operative Model, Yape and others (Nuevo HomeBanking Alta, opening of savings accounts in Kiosco, Yape, User IT, Retail Credits, Effectiveness in approval and Portal Via BCP (implementation of a technological platform, which is used for the administration of the insurance segment of the group, and to develop applications related to customer service channels, and implementation of treasury solutions during the year 2017).

(i)	Client relationships -

This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	94,670	107,018
Mibanco	27,065	39,093
Credicorp Capital Holding Chile - Inversiones IMT	22,776	26,206
Mibanco - Edyficar Perú	1,516	3,336
Net carrying amount	146,027	175,653

(ii)	Brand name -

This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Mibanco	138,268	145,095
Credicorp Capital Holding Chile - Inversiones IMT	235	5,351
Net carrying amount	138,503	150,446

(iii)	Fund management contract -

This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Credicorp Capital Colombia	47,886	52,635
Credicorp Capital Holding Chile - Inversiones IMT	40,569	46,111
Net carrying amount	88,455	98,746

Management has assessed at each reporting date that there was no indication that customer relationships, rights of use, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2018	2017
	S/(000)	S/(000)
Mibanco - Edyficar Perú	273,694	273,694
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	74,391	77,746
Banco de Crédito del Perú	52,359	52,359
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Crediseguro Seguros Personales	96	96
Credicorp Capital Holding Chile - Inversiones IMT	–	41,290
Net carrying amount	591,330	635,975

The recoverable amount of all of the CGUs has been determined based on the calculations of the fair value less selling costs, which is the present value of the discounted cash flows determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Balances of goodwill from Inversiones IMT and Credicorp Capital Colombia are impacted by the volatility of the exchange rate of the local currency of the countries in which they operate against the exchange rate of Group’s functional currency.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2018 and 2017:

	At December 31, 2018
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	14.18
Prima AFP - AFP Unión Vida	1.00	10.73
Credicorp Capital Colombia	3.80	14.65
Banco de Crédito del Perú	5.00	11.15
Credicorp Capital Holding Chile - Inversiones IMT	5.25	13.68
Pacífico Seguros (*)	5.00	12.05 and 14.00
Atlantic Security Holding Corporation	2.00	10.07

(*)	As of December 31, 2018, corresponds to the discount rates used to determine the recoverable value for the general and life insurance business lines cash flows that comprise the merged entity in 2017 period, see Note 2(c).

	At December 31, 2017
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	12.43
Prima AFP - AFP Unión Vida	1.00	9.41
Credicorp Capital Colombia	3.80	12.63
Banco de Crédito del Perú	5.00	11.46
Credicorp Capital Holding Chile - Inversiones IMT	5.25	11.72
Pacífico Seguros	5.00	11.24 and 12.38
Atlantic Security Holding Corporation	2.00	10.31

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

During the year 2018, the Group recorded a gross impairment loss amounting to S/38.2 million (no impairment recorded during 2017 and S/0.1 million during 2016), as a result of the assessment of the recoverable amount of the CGU “Inversiones IMT”, decreasing in relation to prior years due to the lower revenues generated compared to those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform presented in Chile.

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2018, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables	1,948,849	1,676,583
Derivatives receivable (b)	766,317	701,826
Operations in process (c)	357,611	82,542
	3,072,777	2,460,951

Non-financial instruments:
Deferred income tax asset, Note 18(c)	463,717	480,057
Investment in associates (d)	582,132	708,873
Investment properties, net (e)	440,234	458,855
Deferred fees	455,249	431,598
Income tax prepayments, net	389,029	301,863
Seized assets, net	133,112	95,012
VAT (IGV) tax credit	37,771	50,138
Others	12,732	12,651
	2,513,976	2,539,047
Total	5,586,753	4,999,998

	2018	2017
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable	1,540,057	1,875,153
Derivatives payable (b)	715,804	636,762
Salaries and other personnel expenses	717,820	644,234
Allowance for indirect loan losses, Note 7(d)	362,139	442,510
Operations in process (c)	358,498	274,354
	3,694,318	3,873,013
Non-financial instruments:
Taxes	677,229	480,781
Deferred income tax, Note 18(c)	108,603	150,280
Provision for sundry risks (f)	342,350	275,841
Others	227,636	234,197
	1,355,818	1,141,099
Total	5,050,136	5,014,112

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows at December 31, 2018 and 2017 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

		2018				2017				2018 and 2017
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading (i) -
Foreign currency forwards		124,688	104,206	17,799,190	January 2019 / September 2020	62,353	56,869	10,846,203	January 2018 / June 2020	-
Interest rate swaps		141,731	148,119	29,905,592	January 2019 / December 2031	101,765	94,238	33,057,283	January 2018 / December 2031	-
Currency swaps		354,432	401,856	9,999,343	January 2019 / January 2033	332,376	349,779	8,528,764	January 2018 / December 2027	-
Foreign exchange options		1,281	728	306,321	January 2019 / November 2020	2,692	980	410,982	January 2018 / November 2018	-
		622,132	654,909	58,010,446		499,186	501,866	52,843,232
Derivatives held as hedges
Cash flow hedges (ii) -
Interest rate swaps (IRS)	14(b)(i)	4,364	123	1,180,550	January 2019 / August 2019	2,491	–	486,150	August 2019	Debt to banks
Interest rate swaps (IRS)	14(b)(ii)	3,445	67	843,250	February 2019 / November 2019	1,864	–	486,150	September 2018 / November 2019	Debt to banks
Interest rate swaps (IRS)	14(b)(iv)	209	233	505,950	May 2019 / October 2019	112	–	324,100	January 2018	Debt to banks
Interest rate swaps (IRS)	14(b)(v)	–	151	337,300	July 2019	–	–	–	-	Debt to banks
Interest rate swaps (IRS)	14(b)(vi)	312	–	337,300	May 2019	–	–	–	-	Debt to banks
Interest rate swaps (IRS)	14(b)(vii)	–	–	–		658	–	324,100	March 2018	Debt to banks
Interest rate swaps (IRS)	5(c)(i)	3,417	–	505,950	March 2019 / December 2019	4,626	–	486,150	March 2019 / December 2019	Repurchase agreements
Cross currency swaps (CCS)	16(a)(x)	–	35,658	1,011,900	October 2019	–	97,440	972,300	October 2019	Bonds issued
Cross currency swaps (CCS)	5(c)(iii)	35,229	–	236,110	August 2020	18,889	–	226,870	August 2020	Repurchase agreements
Cross currency swaps (CCS)	5(c)(iv)	–	11,939	151,785	August 2026	–	26,240	145,845	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(v)	–	1,741	84,325	August 2026	–	9,053	81,025	August 2026	Repurchase agreements
Cross currency swaps (CCS)	6(b)(i) and 6(c)(i)	21,424	1,867	136,119	February 2021 / September 2024	24,263	1,386	228,756	January 2018 / September 2024	Investments (*)
Cross currency swaps (CCS)	6(b)(iii) and 6(c)(iii)	–	4,249	77,822	March 2019	–	151	55,097	March 2019	Investments (*)
Cross currency swaps (CCS)	14(b)(iii)	16,132	–	337,300	January 2020	73	79	324,100	January 2020	Debt to banks
Cross currency swaps and interest rate swaps (CCS and IRS)	5(c)(ii)	47,959	–	269,840	August 2020	32,719	–	259,280	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	6(b) y 6(c)	11,694	4,867	923,912	July 2019 / July 2025	6,137	547	659,524	April 2018 / October 2023	Investments (*)
Interest rate swaps (IRS)	16(a)	–	–	–	-	110,808	–	7,915,886	September 2020 / April 2023	Bonds issued
		144,185	60,895	6,939,413		202,640	134,896	12,975,333
		766,317	715,804	64,949,859		701,826	636,762	65,818,565

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2018 (classified as available-for-sale under IAS 39 as of December 31, 2017).

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements (IAS 39 as of December 31, 2017). Fair value of derivatives held for trading classified by contractual maturity is as follows:

	At December 31, 2018						At December 31, 2017
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	72,540	47,081	5,067	–	–	124,688	41,995	19,238	1,120	–	–	62,353
Interest rate swaps	4,075	7,441	22,888	22,286	85,041	141,731	5,487	16,971	22,705	18,464	38,138	101,765
Currency swaps	6,316	24,183	142,696	130,594	50,643	354,432	12,190	7,803	142,370	58,391	111,622	332,376
Foreign exchange options	763	380	138	–	–	1,281	2,468	224	–	–	–	2,692
Total assets	83,694	79,085	170,789	152,880	135,684	622,132	62,140	44,236	166,195	76,855	149,760	499,186

	At December 31, 2018						At December 31, 2017
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	64,459	37,501	2,246	–	–	104,206	39,888	16,603	378	–	–	56,869
Interest rate swaps	11,265	16,586	19,458	19,459	81,351	148,119	6,841	14,196	24,537	17,018	31,646	94,238
Currency swaps	22,163	34,896	187,581	87,496	69,720	401,856	22,457	27,855	171,412	17,056	110,999	349,779
Foreign exchange options	282	310	136	–	–	728	547	433	–	–	–	980
Total liabilities	98,169	89,293	209,421	106,955	151,071	654,909	69,733	59,087	196,327	34,074	142,645	501,866

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	At December 31, 2018					At December 31, 2017
	Up to 1	From 1 to 3	From 3 to 5	Over 5		Up to 1	From 1 to 3	From 3 to 5	Over 5
	year	years	years	years	Total	year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	4,873,965	1,197,478	27,734	281,061	6,380,238	962,966	3,432,756	100,247	283,896	4,779,865
Cash outflows (liabilities)	(4,913,876)	(1,101,309)	(37,660)	(249,925)	(6,302,770)	(1,016,748)	(3,434,333)	(110,355)	(265,716)	(4,827,152)
Consolidated statement of income	(4,948)	1,145	(523)	(3,430)	(7,756)	(8,073)	(26,534)	1,749	(7,348)	(40,206)

At December 31, 2018, the accumulated balance of net unrealized loss from cash flow hedges, which is included as other comprehensive income in “Cash flow hedge reserves” results from the current hedges, which have an unrealized profit of approximately S/7.8 million and from the revoked hedges, which have an unrealized profit of approximately S/4.6 million (unrealized loss of approximately S/40.2 million from current hedges and unrealized profit for S/7.4 million from revoked hedges, at December 31, 2017), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is presented in Note 17(c).

c)	Transactions in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

d)	Credicorp’s principal associate is Pacífico EPS, whose balance amounts to S/537.2 million and S/510.9 million at December 31, 2018 and 2017, respectively.

e)	Investment properties -

The movement of investment properties is as follows:

	2018			2017
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	237,214	261,411	498,625	550,606
Additions (i)	28,433	21,086	49,519	9,217
Transfers (ii)	–	–	–	66,856
Sales (iii)	(10,934)	(5,231)	(16,165)	(89,897)
Disposals and others	(32,224)	(14,973)	(47,197)	(38,157)
Balance at December 31	222,489	262,293	484,782	498,625

Accumulated depreciation
Balance at January 1	–	39,770	39,770	45,679
Depreciation for the year	–	7,405	7,405	6,440
Sales	–	(3,154)	(3,154)	(6,277)
Disposals and others	–	(533)	(533)	(6,072)
Balance at December 31	–	43,488	43,488	39,770

Impairment losses (iv)	689	371	1,060	–

Net carrying amount	221,800	218,434	440,234	458,855

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	In 2018, the most important additions corresponded to the acquisition of two properties, one in Lurín for approximately S/21.9 million (S/14.0 million and S/7.9 million correspond to the land and the building, respectively) and another in Galería Chinchón for S/3.9 million (S/1.4 million and S/2.5 million correspond to the land and the building, respectively). Also, the 15th floor of Edificio Panorama was acquired for S/10.0 million and two plots of land in Trujillo for S/6.9 million and S/2.6 million.

(ii)	In order to consolidate the real estate projects, mainly of offices, during the year 2017, Pacífico Seguros liquidated the trust of the “Panorama” building located at Av. Juan de Arona N° 830 for a total amount of S/66.9 million.

(iii)	The balance of sales for the year 2018, mainly comprises of the disposal of a property located at Av. Santa Cruz, whose sale value was S/12.6 million. The net cost of the property amounted to S/5.0 million comprises S/2.4 million in land and S/2.6 million in building.

Likewise, land located at Av. Reducto and Av. Salaverry were sold for approximately S 10.1 million and S/2.9 million, whose disposal costs were S/6.5 million and S/2.0 million, respectively.

The balance of sales for the year 2017 mainly comprises the transfer by Pacífico Seguros of the building located at Av. Guardia Civil 337 – Urb. Corpac, San Borja, for a sale value of S/95.7 million and disposal cost of S/68.5 million (S/34.5 million in land and S/34.0 million in building).

(iv)	The Group’s Management has determined that the recoverable value of it investment properties is greater than their net carrying amount, with the exception of a property located in the city of Ica, for which an impairment of S/1.1 million was recorded during 2018.

As of December 31, 2018, the market value of the property amounts to approximately US $ 241.3 million, which was determined through a valuation made by an independent appraiser.

f)	The movement of the provision for sundry risks for the years ended December 31, 2018, 2017 and 2016 was as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	275,841	296,339	196,261
Provision, Note 28	42,236	29,023	28,093
Increase (decrease), net	24,273	(49,521)	71,985
Balances at the end of the year	342,350	275,841	296,339

Because of the nature of its business, the Group has various pending lawsuits, due to which a provision is recorded when, in Management's and its in-house legal advisors opinion, they will result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Demand deposits	32,515,163	29,770,276
Time deposits (c)	30,426,744	30,184,314
Saving deposits	32,593,979	28,633,099
Severance indemnity deposits	7,571,375	7,170,934
Bank’s negotiable certificates	876,863	959,051
Total	103,984,124	96,717,674
Interest payable	567,186	452,737
Total	104,551,310	97,170,411

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2018	2017
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	29,552,904	26,786,474
In other countries	2,696,702	2,596,435
	32,249,606	29,382,909

Interest-bearing -
In Peru	63,938,399	60,372,602
In other countries	7,796,119	6,962,163
	71,734,518	67,334,765

Total	103,984,124	96,717,674

c)	The balance of time deposits classified by maturity is as follows:

	2018	2017
	S/(000)	S/(000)

Up to 3 months	14,771,836	15,152,619
From 3 months to 1 year	8,177,435	8,735,918
From 1 to 3 years	4,506,612	3,478,314
From 3 to 5 years	846,696	702,962
More than 5 years	2,124,165	2,114,501
Total	30,426,744	30,184,314

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2018 and 2017.

At December 31, 2018 and 2017, of the total balance of deposits and obligations, approximately S/33,571.8 million and S/30,064.8 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/100,864 and S/97,529, respectively.

14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

International funds and others (b)	5,460,725	5,264,545
Promotional credit lines (c)	2,389,086	2,029,989
Inter-bank funds	547,300	659,737
	8,397,111	7,954,271
Interest payable	51,029	42,618
Total	8,448,140	7,996,889

b)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Citibank N.A. (i)	1,180,550	1,166,760
Wells Fargo Bank (ii)	843,250	810,250
Corporación Andina de Fomento (CAF) (iii)	674,600	324,100
Bank of America (iv)	505,950	324,088
Standard Chartered Bank (v)	404,760	194,460
Corporación Financiera de Desarrollo (COFIDE)	340,572	600,871
Sumitomo Mitsui Banking Corporation (vi)	337,300	–
Deutsche Bank	337,300	581
International Finance Corporation (IFC)	183,391	190,337
Scotiabank Perú S.A.A.	100,000	100,000
Wachovia Bank N.A.	84,325	–
BBVA Banco Continental	82,850	–
Banco Consorcio	79,526	94,157
Banco de la Nación	75,000	125,000
Toronto Dominion Bank	–	259,280
Bank of Montreal	–	162,050
JP Morgan Chase Bank, National Association (vii)	–	324,030
Banco del Estado de Chile	–	162,195
Others less than S/75.0 million	231,351	426,386
Total	5,460,725	5,264,545

At December 31, 2018, the loans have maturities between January 2019 and March 2032 (January 2018 and March 2032, at December 31, 2017) and accrue interest at rates that fluctuate between 1.00 percent and 8.67 percent (between 0.50 percent and 9.04 percent, at December 31, 2017).

(i)	At December 31, 2018, the balance corresponds to four variable rate loans obtained in July 2017, May 2018 and October 2018 for a total of US$350.0 million, equivalent to S/1,180.6 million (two loans obtained in July 2017 for a total of US$150.0 million, equivalent to S/486.2 million, at December 31, 2017), the amounts of which are hedged by four IRS (two IRS at December 31, 2017) for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loans were economically converted to a fixed rate.

(ii)	At December 31, 2018, the balance corresponds to three variable rate loans obtained in October 2017, February 2018 and October 2018 for a total of US$250.0 million, equivalent to S/843.3 million (two loans obtained in June 2016 and October 2017 for a total of US$150.0 million, equivalent to S/486.2 million, at December 31, 2017); the amounts of which are hedged by three IRS (two IRS at December 31, 2017) for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loans were economically converted to a fixed rate.

(iii)	At December 31, 2018, the balance includes a variable rate loan in US Dollars, obtained in December 2017 for US$100.0 million, equivalent to S/337.3 million, the amount of which is hedged by two CCS for a notional amount equal to the principal and with the same maturity (US$100.0 million, equivalent to S/324.1 million, at December 31, 2017), see Note 12(b). By means of the CCS, said loan was economically converted to soles at a fixed rate.

(iv)	At December 31, 2018, the balance corresponds to three variable rate loans obtained in May, July and October 2018 for a total of US$150.0 million, equivalent to S/506.0 million (a loan obtained in December 2015 for US$100.0 million, equivalent to S/324.1 million, at December 31, 2017), whose amounts are hedged by three IRS (one IRS at December 31, 2017) for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loans were economically converted to a fixed rate.

The loan obtained in December 2015 for US$100.0 million matured in January 2018.

(v)	At December 31, 2018, the balance includes a variable rate loan obtained in October 2018 for US$100.0 million, equivalent to S/337.3 million, the amount of which is hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate.

(vi)	At December 31, 2018, the balance corresponds to a variable rate loan obtained in May 2018 for US$100.0 million, equivalent to S/337.3 million, the amount of which is hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate.

(vii)	At December 31, 2017, the balance corresponded to a variable rate loan obtained in February 2016 for US$100.0 million, equivalent to S/324.1 million, the amount of which was hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate.

Said loan for US$100.0 million matured in March 2018.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2019 and July 2024 and bear annual interest rates varying 4.20 percent and 7.75 percent at December 31, 2018 (between January 2018 and January 2023 and with annual interest rates ranging between 6.00 percent and 7.75 percent at December 31, 2017). These credit lines are secured by a loan portfolio totaling S/2,389.1 million and S/2,030.0 million, at December 31, 2018 and December 31, 2017, respectively.

d)	The following table presents the maturities of due to banks and correspondents at December 31, 2018 and 2017 based on the period remaining to maturity:

	2018	2017
	S/(000)	S/(000)

Up to 3 months	1,917,829	2,169,022
From 3 months to 1 year	3,347,134	2,055,859
From 1 to 3 years	1,030,310	1,715,035
From 3 to 5 years	406,895	452,577
More than 5 years	1,694,943	1,561,778
Total	8,397,111	7,954,271

e)	At December 31, 2018 and 2017, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/7,849.8 million and S/7,294.5 million, respectively.

f)	Certain debts to banks and correspondents include standard covenants addressing observance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and with which it is compliant at the date of the consolidated financial statements.

15	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2018
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	732,868	6,329,512	7,062,380
General insurance	562,430	593,938	1,156,368
Health insurance	71,372	162,551	233,923
Total	1,366,670	7,086,001	8,452,671

	2017
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	626,871	5,599,777	6,226,648
General insurance	484,608	513,826	998,434
Health insurance	69,373	149,305	218,678
Total	1,180,852	6,262,908	7,443,760

(*)	At December 31, 2018, the life insurance technical reserves include the mathematical reserves of life annuities amounting to S/4,073.3 million (S/3,514.4 million at December 31, 2017).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See Note 9(b).

At December 31, 2018, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/314.5 million, S/16.7 million y S/50.2 million, respectively (S/282.4 million, S/11.3 million and S/47.6 million, respectively, at December 31, 2017).

At December 31, 2018 and in previous years, the differences between the estimates for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2018 and 2017.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2018 and 2017:

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	626,871	484,608	69,373	1,180,852
Claims, Note 25	737,982	562,440	307,182	1,607,604
Payments	(635,345)	(505,069)	(305,257)	(1,445,671)
Exchange difference	3,360	20,451	74	23,885
Ending balance	732,868	562,430	71,372	1,366,670

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	551,516	325,748	60,733	937,997
Claims, Note 25	646,026	661,108	294,557	1,601,691
Payments	(569,108)	(491,108)	(285,899)	(1,346,115)
Exchange difference	(1,563)	(11,140)	(18)	(12,721)
Ending balance	626,871	484,608	69,373	1,180,852

c)	Technical reserves occurred during the years 2018 and 2017:

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	5,599,777	513,826	149,305	6,262,908
Time course expenses and others	(117,965)	–	–	(117,965)
Unearned premium and other technical reserves variation, net	1,901	64,302	13,146	79,349
Insurance subscriptions	724,458	–	–	724,458
Exchange difference and others	121,341	15,810	100	137,251
Ending balance	6,329,512	593,938	162,551	7,086,001

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	5,128,974	574,435	144,783	5,848,192
Time course expenses and others	77,855	–	–	77,855
Unearned premium and other technical reserves variation, net	127	(28,992)	4,621	(24,244)
Insurance subscriptions	491,519	–	–	491,519
Exchange difference and others	(98,698)	(31,617)	(99)	(130,414)
Ending balance	5,599,777	513,826	149,305	6,262,908

At December 31, 2018 and 2017 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used to estimate of retirement, disability and survival annuities and individual life (including Investment link insurance contracts) reserves, as of those dates, are as follows:

	At December 31, 2018		At December 31, 2017
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Between 3.81% - 7.99% / Between 2.50% - 5.25%	SPP-S-2017 and SPP-I- 2017	Between 2.90% - 7.93% / Between 2.50% - 5.25%
Pension insurance – Temporary Regime / SCTR (*)	B-85 and MI-85	3.00% soles VAC	B-85 and MI-85	3.00% soles VAC
Pension insurance – Definitive Regime	B-85 and MI-85	2.96% soles VAC / 4.40% nominal dollars	B-85 and MI-85	3.31% soles VAC / 4.66% nominal dollars
Pension insurance – Definitive Regime / SCTR	B-85 adjusted and MI-85	Between 3.00%, 2.96% soles VAC / 4.40% nominal dollars / 5.82% soles adjusted / 4.40% dollars adjusted	B-85 adjusted and MI-85	Between 3.00%, 3.38% soles VAC / 4.66% nominal dollars / 6.35% soles adjusted / 4.66% dollars adjusted
Pension insurance – Temporary Regime /SCTR (Longevity)	SPP-S-2017- and SPP-I-2017	Between 3.7910%, 3.915% soles VAC	SPP-S-2017- and SPP-I-2017	Between 3.81%, 3.88% soles VAC
Individual life	CSO 80 adjusted	Between 4.00% - 5.00%	CSO 80 adjusted	Between 4.00% - 5.00%

(*)	Complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2018 and 2017, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	At December 31, 2018			At December 31, 2017
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%

Portfolio in S/ - Base amount	3,163,166	–	–	2,682,536	–	–
Changes in interest rates: + 100 bps	2,869,164	(294,001)	(9.29)	2,428,338	(254,198)	(9.48)
Changes in interest rates: - 100 bps	3,520,992	357,827	11.31	2,993,483	310,948	11.59
Changes in Mortality tables to 105%	3,141,047	(22,118)	(0.70)	2,660,474	(22,062)	(0.82)
Changes in Mortality tables to 95%	3,186,369	23,203	0.73	2,705,711	23,176	0.86

Portfolio in US$ - Base amount	518,160	–	–	519,317	–	–
Changes in interest rates: + 100 bps	473,054	(45,106)	(8.70)	473,067	(46,250)	(8.91)
Changes in interest rates: - 100 bps	571,943	53,783	10.38	574,664	55,347	10.66
Changes in Mortality tables to 105%	512,875	(5,285)	(1.02)	514,091	(5,226)	(1.01)
Changes in Mortality tables to 95%	523,707	5,547	1.07	524,801	5,484	1.06

16	BONDS AND NOTES ISSUED

a)	This item consists of the following:

	Annual interest rate	Interest payment	Maturity	Issued amount	2018	2017
	%			(000)	S/(000)	S/(000)

Senior notes - (i)	5.38	Semi-annual	September 2020	US$800,000	2,671,647	2,612,379
Senior notes - (i)(ix)	Between 2.75 and 4.25	Semi-annual	Between January 2018 and April 2023	US$596,455	1,225,109	1,948,082
Senior notes - (ii)	4.25	Semi-annual	April 2023	US$350,000	1,123,542	1,066,904
Senior notes - (x)	2.25	Semi-annual	October 2019	US$300,000	996,355	954,131
Senior notes	4.85	Semi-annual	October 2020	S/2,000,000	1,977,410	1,958,571

CCR Inc. MMT 100 - Secured notes- (iii)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	543,896	670,132

Corporate bonds -
Second program
Third issuance (Series A and B) – BCP	Between 7.47 and 8.50	Quarterly	Between June and July 2018	S/200,000	–	194,883

Fourth program
Tenth issuance (Series A, B and C) - BCP	Between 5.31 and 7.25	Semi-annual	Between December 2021 and November 2022	S/550,000	529,515	530,034
First issuance (Series A) - Mibanco	6.56	Semi-annual	July 2018	S/100,000	–	86,513
First issuance (Series B) - Mibanco	7.16	Semi-annual	June 2019	S/100,000	100,000	89,087

Fifth program
First issuance (Series A) - BCP	6.41	Semi-annual	April 2019	S/172,870	162,561	162,096
First issuance (Series B) - BCP	5.59	Semi-annual	September 2019	S/150,000	128,342	136,311
First issuance (Series C) - BCP	5.625	Semi-annual	November 2019	S/138,410	124,019	123,761
First issuance (Series D) - BCP	5.91	Semi-annual	January 2020	S/182,410	167,649	167,500
Third issuance (Series A) - BCP	4.59	Semi-annual	July 2021	S/70,770	65,300	–
Third issuance (Series B) - BCP	4.88	Semi-annual	October 2021	S/42,200	29,729	–

					1,307,115	1,490,185

	Annual interest rate	Interest payment	Maturity	Issued amount	2018	2017
	%			(000)	S/(000)	S/(000)

Subordinated bonds - BCP (iv)	6.13	Semi-annual	April 2027	US$720,000	2,436,615	2,333,152

Subordinated bonds - BCP (v)	6.88	Semi-annual	September 2026	US$350,000	1,151,325	1,135,050

Junior subordinated bonds - BCP (vi)	9.75	Semi-annual	November 2069	US$250,000	840,543	813,695

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	15,000
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	201,933	193,900

Second program
First issuance (Series A) - Mibanco	8.50	Semi-annual	May 2026	S/100,000	100,000	100,000
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	30,000	29,953

Third program
Fourth issuance (Series A) - Mibanco	6.19	Semi-annual	December 2022	S/40,000	39,862	39,978
Fifth issuance (Series A and B) - Mibanco	7.75	Semi-annual	July 2024	S/88,009	88,009	87,869

Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	34,418	33,072
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	68,168	65,677
					577,390	565,449

Negotiable certificate of deposit - Mibanco	Between 1.80 and 5.90	Annual	Between January 2018 and January 2024	S/2,998	1,190	1,461

Subordinated negotiable certificates - BCP (vii)	6.88	Semi-annual	September 2026	US$126,120	408,544	390,450
Subordinated negotiable certificates - BCP (vii)	Libor 3M + 279 bp	Semi-annual	November 2021	US$2,960	9,984	9,593

Leasing bonds
First program (viii)
Sixth issuance (Series A) - BCP	8.72	Quarterly	August 2018	S/100,000	–	100,000
					15,270,665	16,049,234
Interest payable					186,875	193,023
Total					15,457,540	16,242,257

At December 31, 2017 the Group holds IRS for a notional amount totaling US$2,442.4 million, equivalent to S/7,915.9 million, see Note 12(b), which were designated as fair value hedges of certain corporate bonds, subordinated bonds and Notes denominated in U.S. Dollars at a fixed rate; through said IRS, these bonds and Notes were economically converted to a variable interest rate.

During the first quarter of 2018, according to the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of these bonds through the liquidation of the IRS. The cumulative gain from the fair value of these bonds at the time of the settlement of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in liabilities, is being transferred to the consolidated statement of income until the maturity date of the said bonds. During the 2018 period, the amount recorded in the consolidated statement of income amounted to US$5.5 million (equivalent to S/16.1 million).

(i)	The Group can redeem all or part of the bonds at any date, taking as penalty an interest rate equal to the Treasury of the United States of America’s plus 40 basis points. Payment of principal will take place on the date of maturity or redemption of the bonds.

(ii)	The Group can redeem all or part of the notes at any date, taking as penalty an interest rate equal to the Treasury of the United States of America’s plus 50 basis points. Payment of principal will take place on the date of maturity or redemption of the notes.

(iii)	This issuance are secured by the collection of BCP’s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

(iv)	From 2022, the Bank will pay a floating interest rate of Libor 3 month plus 704.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank can redeem all or part of the subordinated bonds taking as penalty an interest rate equal to the Treasury of the United States of America’s plus 50 basis points. Additionally, from April 25, 2022 or at any later date of coupon payment, the Bank will be able to redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(v)	As from September 16, 2021, the interest rate becomes a floating rate Libor 3 month plus 770.8 basis points. Between September 16, 2016 and September 15, 2021, the Group may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, the Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(vi)	In November 2019, interest rate will become a variable rate Libor 3 month plus 816.7 basis points. As from that date and any interest payment date the Bank can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or upon redemption.

This issuance, as authorized by the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees.

(vii)	As of November 2016, interest is accrued at a variable rate of Libor 3 month plus 2.79 basis points with semi-annual payments; likewise, as of that date, the Group can redeem all the certificates without penalties. The payment of the principal will occur on the date of expiration or redemption.

(viii)	Leasing bonds are collateralized by assets financed by the Group.

(ix)	In June 2014, the Group offered an exchange to the holders of senior notes, by which the notes were partially replaced with new notes, at market rate, with the same characteristics of the senior notes mentioned in (i) above.

(x)	The Group can redeem all or part of the notes at any time, subject to a penalty of an interest rate equal to the Treasury of the United States of America’s plus 20 basis points. The payment of principal will take place on the maturity date of the notes or when the Group redeems them.

At December 31, 2018, cash flows of the bond issued in U.S. dollars, subject to exchange rate risk have been hedged by three CCS designated as a cash flow hedge for a notional amount of US$300.0 million, equivalent to S/1,011.9 million (US$300.0 million, equivalent to S/972.3 million at December 31, 2017), see Note 12(b). By means of the CCS, the bond was economically converted to soles.

b)	The table below shows the bonds and notes issued, classified by maturity:

	2018	2017
	S/(000)	S/(000)

Up to 3 months	63,518	36,687
From 3 months to 1 year	1,625,563	1,236,046
From 1 to 3 years	5,375,585	6,508,352
From 3 to 5 years	2,905,763	760,102
More than 5 years	5,300,236	7,508,047

Total	15,270,665	16,049,234

17	EQUITY

a)	Capital stock -

At December 31, 2018, 2017 and 2016 a total of 94,382,317 shares have been issued at US$5 par value each.

b)	Treasury stock -

We present below the treasury stock owned by the Group entities at December 31, 2018, 2017 and 2016:

	2018	2017	2016

Atlantic Security Holding Corporation	14,620,846	14,620,846	14,620,846
Share-based compensation plans, Note 19	260,548	276,011	277,436
Others	1,880	5,151	17,255
	14,883,274	14,902,008	14,915,537

During 2018, 2017 and 2016, the Group purchased 133,750, 132,110 and 156,603 shares of Credicorp Ltd., respectively, for a total of US$29.3 million (equivalent to S/95.4 million), US$21.9 million (equivalent to S/71.0 million) y US$20 million (equivalent to a S/66.5 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2018, 2017 and 2016, the balance of this reserves amounts approximately to S/5,179.0 million, S/4,480.3 million and S/3,987.5 million, respectively.

At the Board meetings held on February 28, 2018, February 22, 2017 and February 24, 2016, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,933.6 million, S/2,355.0 million and S/2,316.4 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value through other comprehensive investments (available-for-sale investments under IAS 39, at December 31, 2017 and 2016) and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Net unrealized gains (losses):
	Reserve for investments at fair value through other comprehensive income	Reserve for available-for- sale investments	Reserve for cash flow hedges	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance at January 1, 2016	–	652,904	45,050	64,741	762,695
Increase in net unrealized gains on investments	–	554,869	–	–	554,869
Transfer of net realized gains on investments to profit or loss, net of realized loss	–	(75,444)	–	–	(75,444)
Transfer of the impairment loss on investments to profit or loss, Note 23	–	14,459	–	–	14,459
Change in net unrealized gains on cash flow hedges	–	–	(16,724)	–	(16,724)
Transfer of net realized losses on cash flow hedges to profit or loss	–	–	(3,676)	–	(3,676)
Foreign exchange translation	–	–	–	(26,448)	(26,448)
Balance at December 31, 2016	–	1,146,788	24,650	38,293	1,209,731
Increase in net unrealized gains on investments	–	873,868	–	–	873,868
Transfer of net realized gains on investments to profit or loss, net of realized loss	–	(517,006)	–	–	(517,006)
Transfer of the impairment loss on investments to profit or loss Note 23	–	766	–	–	766
Change in net unrealized loss on cash flow hedges	–	–	(59,709)	–	(59,709)
Transfer of net realized losses on cash flow hedges to profit or loss	–	–	2,278	–	2,278
Foreign exchange translation	–	–	–	(54,334)	(54,334)
Balance at December 31, 2017	–	1,504,416	(32,781)	(16,041)	1,455,594
Change in accounting policy, Note 3(a)(i)	1,285,458	(1,504,416)	–	–	(218,958)
Balance at December 31, 2017 - Restated	1,285,458	–	(32,781)	(16,041)	1,236,636
Decrease in net unrealized gains on investments	(562,545)	–	–	–	(562,545)
Transfer of net realized gains on investments to profit or loss, net of realized loss	(38,983)	–	–	–	(38,983)
Credit loss of investments recorded against profit or loss, Note 23	(1,909)	–	–	–	(1,909)
Change in net unrealized gains on cash flow hedges	–	–	73,263	–	73,263
Transfer of net realized losses on cash flow hedges to profit or loss	–	–	(43,643)	–	(43,643)
Foreign exchange translation	–	–	–	45,634	45,634
Balance at December 31, 2018	682,021	–	(3,161)	29,593	708,453

d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from fair value through other comprehensive income investments under IFRS 9 (available-for-sale investments under IAS 39, at December 31, 2018) and derivatives financial instruments used as cash flow hedges; their movements are as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Investments at fair value through other comprehensive income:
Unrealized losses on investments	(583,385)	–	–
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	(38,983)	–	–
Transfer of expected losses on investments to profit or loss	(1,909)	–	–
Sub total	(624,277)	–	–
Non-controlling interest	(6,397)	–	–
Income tax	(11,831)	–	–
	(642,505)	–	–

Capital instruments
Unrealized gains	20,840	–	–
Non-controlling interest	(37)	–	–
Income tax	168	–	–
	20,971	–	–

Available-for-sale investments:
Unrealized gains on available-for-sale investments	–	873,868	554,869
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	–	(517,006)	(75,444)
Transfer of impairment losses on available-for-sale investments to profit or loss	–	766	14,459
Sub total	–	357,628	493,884
Non-controlling interest	–	4,120	1,799
Income tax	–	13,962	22,975
	–	375,710	518,658

Cash flow hedge:
Net gains (losses) on cash flow hedges	73,263	(59,709)	(16,724)
Transfer of net realized losses (gains) on cash flow hedges to profit or loss	(43,643)	2,278	(3,676)
Sub total	29,620	(57,431)	(20,400)
Non-controlling interest	679	(1,219)	585
Income tax	10,942	(18,719)	(2,294)
	41,241	(77,369)	(22,109)

Foreign exchange translation:
Exchange gains or losses	45,634	(54,334)	(26,448)
Non-controlling interest	21	107	(123)
	45,655	(54,227)	(26,571)

F-98

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Attributable to:
Credicorp's equity holders	(528,183)	245,863	447,036
Non-controlling interest	(5,734)	3,008	2,261
	(533,917)	248,871	449,297

e)	Dividend distribution -

At December 31, 2018, 2017 and 2016, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$343.5 million, US$298.1 million and US$184.7 million, respectively (equivalent to approximately S/1,130.4 million, S/980 million and S/653.3 million, respectively). In this sense, at December 31, 2018, 2017 and 2016, cash dividend payouts per share totaled US$4.3, US$3.7 and US$2.3, respectively.

Furthermore, at the meeting of the Board of Directors held on October 25, 2017, they agreed to make an additional dividend payment, net of the effect of treasury stock, for approximately US$386.5 million (equivalent to S/1,252.3 million) from the reserves. Said dividends were paid in November 2017.

The Board of Directors Meeting dated February 27, 2019, agreed to declare a cash dividend of S/20.00 per common share, approximately S/1,887.6 million, corresponding to the 2018 results, which will be paid on May 10, 2019. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate registered by the Superintendent of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 8, 2019.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2018 and 2017 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax and at December 31, 2016, the withholding rate was 6.8 percent.

f)	Regulatory capital -

At December 31, 2018 and 2017, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/25,063.9 million and S/21,723 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/4,658.1 million and S/3,710.3 million, respectively, the minimum regulatory capital required by the SBS.

18	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Peru as of December 31, 2018 and 2017 was 29.5 percent of the taxable income after calculating the worker's participation, which is determined using a rate of 5 percent.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2018 and 2017. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent (22.0 percent additional to December 31, 2017, with which the rate was 47.0 percent in that period).

In the case of Chile, the first category income tax rate for domiciled legal entities under the attributed regime is 25.0 percent and for those under the partially integrated scheme it is 27.0 percent for the year 2018 (25.0 percent and 25.5 percent, respectively, for the year 2017). Credicorp Capital Holding Chile, like all its subsidiaries, used the partially integrated regime.

On the other hand, individuals or legal entities not domiciled in Chile will be subject to a tax called "Additional income tax" whose rates are between 4.0 percent and 35.0 percent, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, the income tax rate for 2018 was 33.0 percent plus a surcharge of 4.0 percent and as of December 31, 2017 was 34.0 percent plus a surcharge of 6.0 percent. For the years 2019, 2020 and 2021 the rates will be 33.0 percent, 32.0 percent and 31.0 percent, respectively. From the year 2022 onwards, the rate will be 30.0 percent.

Considering that Credicorp Capital Fiduciaria, is considered a financial company, for the year 2019 it will have a surcharge of 4.0 percent and for the years 2020 and 2021 it will have a surcharge of 3.0 percent.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2018, 2017 and 2016, no taxable income was generated from the operations in the United States of America.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2018	2017	2016
	%	%	%

Peruvian statutory income tax rate	29.50	29.50	28.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income (loss) of subsidiaries not domiciled in Peru	0.09	(1.82)	(0.04)
(ii) Non-taxable income, net	(2.39)	(2.69)	(1.23)
(iii)Effect of change in Peruvian tax rates	–	–	(0.53)
Effective income tax rate	27.20	24.99	26.20

b)	Income tax expense for the years ended December 31, 2018, 2017 and 2016 comprises:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,315,896	1,262,302	1,098,125
In other countries	113,912	134,540	155,095
	1,429,808	1,396,842	1,253,220

Deferred -
In Peru	87,952	(18,264)	31,472
In other countries	3,149	14,708	10,748
Effect of change in Peruvian tax rates	–	–	(13,992)
	91,101	(3,556)	28,228
Total	1,520,909	1,393,286	1,281,448

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2018	2017
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	674,689	604,828
Provision for sundry expenses	46,314	44,885
Unrealized loss in valuation on cash flow hedge derivatives	9,286	22,039
Provision for sundry risks	285	20,173
Impairments in buildings for rent depreciation	20,479	17,489
Fluctuation of the fair value of the covered bonds	–	8,734
Carry forward tax losses	6,790	13,332
Unrealized losses due to valuation of investments at fair value through other comprehensive income	4,105	–
Unrealized losses due to valuation of investments available for sale.	–	2,563
Others	41,597	40,447

Deferred liability
Intangibles, net	(159,621)	(132,553)
Buildings depreciation	(68,398)	(70,515)
Adjustment for difference in exchange of SUNAT and SBS	(47,289)	(35,660)
Fluctuation of the fair value of the covered bonds	(16,558)	–
Deferred acquisitions costs - DAC	(14,913)	(12,855)
Unrealized gain in valuation on cash flow hedge derivatives	(6,608)	(8,431)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(3,190)	–
Unrealized gain due to valuation of investments available for sale	–	(8,095)
Buildings revaluation	(5,356)	(5,917)
Unrealized gain in valuation on fair value hedge derivatives	(5,201)	(5,687)
Others	(12,694)	(14,720)
Total	463,717	480,057

Deferred income tax liability, net
Deferred asset
Carry forward tax losses	20,369	14,039
Unrealized losses due to valuation of investments at fair value through other comprehensive income	11,893	–
Unrealized losses due to valuation of investments available for sale.	–	1,746
Provision for sundry risks, net	3,761	8,750
Deferred income due to commission - DIL	7,503	8,326
Others	13,424	11,154

Deferred liability
Intangibles, net	(36,907)	(48,797)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs - DAC	(28,581)	(30,322)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(20,790)	–
Unrealized gain due to valuation of investments available for sale.	–	(41,910)
Fluctuation due to valuation of investments at fair value through profit or loss investments	(3,061)	–
Catastrophic insurance reserve	(9,950)	(9,561)
Leasing operations related to loans	(4,788)	(5,063)
Buildings depreciation	(3,076)	(2,736)
Buildings revaluation	(1,694)	(2,578)
Others	(17,191)	(13,813)
Total	(108,603)	(150,280)

As of December 31, 2018, the Group has recorded a deferred income tax of S/5.3 million, corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges.

As of December 31, 2017 and 2016, the Group has recorded S/32.1 million and S/26.8 million, respectively, corresponding to unrealized gains and losses generated by investments available for sale and cash flow hedges.

d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2013 to 2018
Mibanco, Banco de la Microempresa S.A.	2014 to 2018
Prima AFP S.A	2014, 2016 to 2018
Pacífico Compañía de Seguros y Reaseguros	2014 to 2018
Pacífico Peruano Suiza	2014 to 2017

On January 18, 2018, the Peruvian Tax Authority notified the initial Presentation and Requirement Letter for the examination of income tax returns of Banco de Crédito del Peru for the year 2013, a process that is still in process; this notification includes the obligations on Transfer Pricing for 2013, whose review has culminated without observations.

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

Banco de Crédito de Bolivia	2011, 2012, 2014 to 2018
Credicorp Capital Colombia	2016 to 2018
Credicorp Capital Holding Chile	2014 to 2018

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2018 and 2017.

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

At December 31, 2018, 2017 and 2016, the Group has granted 119,840, 140,812 and 140,498 Credicorp shares, of which 260,548, 276,011 and 277,436 shares were pending delivery as of December 31, 2018, 2017 and 2016, respectively. During those years, the recorded expense amounted to approximately S/65.5 million, S/62.0 million and S/73.9 million, respectively.

20	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Contingent credits – indirect loans (b), Note 7(a)
Guarantees and standby letters	18,874,073	17,688,087
Import and export letters of credit	1,900,198	1,681,472
	20,774,271	19,369,559

Responsibilities under credit line agreements (c)	74,234,033	68,594,958

Total	95,008,304	87,964,517

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in Note 12(b).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

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

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

21	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	10,041,097	9,546,454	9,479,867
Interest on investments at fair value through other comprehensive income	954,288	–	–
Interest on available-for-sale investments	–	951,981	828,004
Interest on investments at amortized cost	211,102	–	–
Interest on held-to-maturity investments	–	234,380	190,466
Interest on due from banks	159,381	88,359	48,626
Interest on investments at fair value through profit or loss	87,409	113,484	86,568
Dividends received	24,390	52,906	51,831
Other interest and similar income	44,967	43,119	87,693
Total	11,522,634	11,030,683	10,773,055

Interest and similar expense
Interest on deposits and obligations	(1,202,025)	(1,132,041)	(1,062,751)
Interest on bonds and notes issued	(911,006)	(835,255)	(805,351)
Interest on due to banks and correspondents	(623,001)	(763,436)	(822,514)
Other interest and similar expense	(297,497)	(228,464)	(224,098)
Total	(3,033,529)	(2,959,196)	(2,914,714)

22	COMMISSIONS AND FEES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services	1,214,365	1,251,935	1,146,082
Funds and equity management	644,038	505,215	467,558
Contingent loans and foreign trade fees	360,798	279,211	260,704
Commissions for banking services	270,784	290,855	202,863
Collection services	234,754	235,369	331,885
Brokerage, securities and custody services	108,333	142,288	166,581
Penalty commissions	71,049	49,350	46,572
Others	222,736	157,185	149,316
Total	3,126,857	2,911,408	2,771,561

23	NET GAIN ON SECURITIES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Net gain on the purchase and sale of securities	153,034	672,200	293,579
Net gain in associates (*)	72,254	49,268	41,444
Net gain on financial assets at fair value through profit or loss	15,552	40,314	20,117
Credit loss on investments at fair value through other comprehensive income	1,909	–	–
Credit loss on investments available-for-sale	–	(766)	(14,459)
Others	80	(244)	(751)
Total	242,829	760,772	339,930

(*)	It mainly includes the profit of its associated Entidad Prestadora de Salud for approximately S/50.4 million during the year 2018 (S/37.2 million in 2017).

24	NET PREMIUMS EARNED

a)	This item consists of the following:

	Gross written premiums (*)	Technical reserve adjustment	Gross written premiums after adjustments (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2018
Life insurance	1,881,804	(685,022)	1,196,782	(116,043)	1,080,739
Health insurance	468,316	(11,069)	457,247	(10,257)	446,990
General insurance	996,456	(52,051)	944,405	(371,346)	573,059
Total	3,346,576	(748,142)	2,598,434	(497,646)	2,100,788

2017
Life insurance	1,567,774	(618,259)	949,515	(108,378)	841,137
Health insurance	433,317	1,491	434,808	(13,568)	421,240
General insurance	936,316	(12,496)	923,820	(377,857)	545,963
Total	2,937,407	(629,264)	2,308,143	(499,803)	1,808,340

2016
Life insurance	1,360,387	(484,072)	876,315	(37,725)	838,590
Health insurance	431,290	(15,950)	415,340	(10,011)	405,329
General insurance	1,009,369	1,677	1,011,046	(455,850)	555,196
Total	2,801,046	(498,345)	2,302,701	(503,586)	1,799,115

(*)	This item includes earned premiums, reinsurance premiums accepted and coinsurance premiums accepted and received.

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(243,427)	(257,617)	(201,892)
Premiums ceded for facultative contracts, Note 9(b)	(288,928)	(263,378)	(292,555)
Annual variation for unearned premiums ceded reserves, Note 9(b)	34,709	21,192	(9,139)
	(497,646)	(499,803)	(503,586)

b)	Gross written premiums after adjustments by insurance type are described below:

	2018		2017		2016
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	1,196,782	46.05	949,515	41.14	876,315	38.06
Health insurance (ii)	457,247	17.60	434,808	18.84	415,340	18.04
General insurance (iii)	944,405	36.35	923,820	40.02	1,011,046	43.90
Total	2,598,434	100.00	2,308,143	100.00	2,302,701	100.00

(i)	The breakdown of life insurance gross written premiums after adjustments is as follows:

	2018		2017		2016
	S/(000)%		S/(000)%		S/(000)%

Credit life	507,359	42.40	436,443	45.96	366,623	41.83
Disability and survival (*)	270,082	22.57	237,559	25.02	214,310	24.46
Individual life and personal accidents (**)	258,639	21.61	131,840	13.89	147,949	16.88
Group life	113,118	9.44	117,580	12.38	118,634	13.54
Annuities	47,584	3.98	26,093	2.75	28,799	3.29
Total life insurance gross premiums	1,196,782	100.00	949,515	100.00	876,315	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Health insurance gross written premiums after adjustments include medical assistance which amounts to S/420 million at December 31, 2018 (S/386.3 y S/371.2 million at December 31, 2017 and 2016, respectively) and represents 91.84 percent of this line of business at December 31, 2018 (88.83 y 89.38 percent at December 31, 2017 and 2016, respectively).

(iii)	General insurance gross written premiums after adjustments consist of the following:

	2018		2017		2016
	S/(000)%		S/(000)%		S/(000)%

Automobile	333,400	35.30	308,910	33.44	336,068	33.24
Fire and allied lines	245,632	26.01	244,474	26.46	279,192	27.61
Theft and robbery	89,332	9.46	81,699	8.84	79,593	7.87
Technical lines (*)	63,141	6.69	62,973	6.82	70,926	7.02
Third party liability	48,482	5.13	44,536	4.82	43,028	4.26
Transport	48,379	5.12	46,534	5.04	51,702	5.11
SOAT (Mandatory automobile line)	30,659	3.25	24,573	2.66	20,830	2.06
Marine Hull	26,924	2.85	27,317	2.96	27,954	2.76
Aviation	16,090	1.70	25,185	2.73	55,149	5.45
Others	42,366	4.49	57,619	6.23	46,604	4.62
Total	944,405	100.00	923,820	100.00	1,011,046	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

25	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 15(b)	737,982	562,440	307,182	1,607,604
Ceded claims, Note 9(b)	(101,115)	(257,072)	(9,782)	(367,969)
Net insurance claims	636,867	305,368	297,400	1,239,635

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 15(b)	646,026	661,108	294,557	1,601,691
Ceded claims, Note 9(b)	(79,845)	(391,263)	(12,279)	(483,387)
Net insurance claims	566,181	269,845	282,278	1,118,304

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims	618,274	351,227	274,902	1,244,403
Ceded claims, Note 9(b)	(28,128)	(106,450)	(10,920)	(145,498)
Net insurance claims	590,146	244,777	263,982	1,098,905

26	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Salaries	1,738,913	1,662,327	1,622,065
Vacations, medical assistance and others	377,927	361,511	316,345
Bonuses	248,704	237,192	233,163
Workers’ profit sharing	228,786	220,967	194,851
Social security	184,489	205,714	172,090
Additional participation	233,146	188,870	200,120
Severance indemnities	142,363	132,396	130,179
Share-based payment plans	65,547	62,043	73,930
Total	3,219,875	3,071,020	2,942,743

27	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Repair and maintenance	442,802	414,784	423,219
Publicity	336,203	304,119	300,401
Taxes and contributions	285,551	259,523	270,932
Rental	226,388	230,257	226,301
Consulting and professional fees	223,239	206,224	183,751
Transport and communications	176,623	176,273	188,444
Sundry supplies	54,742	49,935	45,878
Services by third-party and others (*)	584,496	517,708	455,752
Total	2,330,044	2,158,823	2,094,678

(*)	The balance consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance expenses, subscription expenses, BCP agent commission expenses.

28	OTHER INCOME AND EXPENSES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Other income
Income from premiums commissions and technical insurance income	121,675	127,729	136,919
Rental income	35,941	43,118	37,324
Recoveries of other accounts receivable and other assets	79	14,824	4,660
Net gain from sale of seized and recovered assets	–	2,494	1,377
Others (*)	237,862	188,761	146,550
Total other income	395,557	376,926	326,830

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Other expenses
Commissions for insurance activities	341,680	277,878	272,949
Sundry technical insurance expenses	115,792	119,355	102,670
Losses due to operational risk	46,528	55,477	37,407
Expenses on improvements in building for rent	36,551	42,083	43,775
Provision for sundry risks, Note 12(f)	42,236	29,023	28,093
Association in participation (**)	14,526	19,757	17,630
Provision for other accounts receivable	7,174	19,316	8,239
Administrative and tax penalties	4,301	8,387	16,374
Put option write on non-controlling interests	–	–	11,890
Net loss from sale adjudicated assets	3,411	–	1,426
Others	75,453	64,271	68,622
Total other expenses	687,652	635,547	609,075

(*)	The balance mainly comprises property sales, liquidation for sale of Credicorp shares, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products; also, collection of commission for relocation, vehicle taxes, municipal property taxes, fines and penalties to clients related to the Leasing product.

(**)	During 2015, Credicorp Ltd., through its Subsidiary Pacífico Seguros, entered into a partnership agreement with Empremédica S.A. domiciled in Peru (a subsidiary of Banmédica S.A.) with the purpose of obtaining 50% of the results related to the Medical Insurance business line of Pacífico Seguros; for which, Empremédica S.A. made a monetary contribution of US$ 25.0 million (equivalent to S/77.3 million). The results attributable to Empremédica S.A. for this transaction they are presented under the heading "Association in participation ".

29	EARNINGS PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2018	2017	2016

Net income attributable to equity holders of Credicorp (in thousands of Soles)	3,983,865	4,091,753	3,514,582

Number of stock
Ordinary stock, Note 17(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,902,008)	(14,915,537)	(14,903,833)
(Acquisition) sale of treasury stock, net	(3,015)	3,088	(8,778)
Weighted average number of ordinary shares for basic earnings	79,477,294	79,469,868	79,469,706
Plus - dilution effect - stock awards	209,128	220,296	143,903
Weighted average number of ordinary shares adjusted for the effect of dilution	79,686,422	79,690,164	79,613,609

Basic earnings per share (in Soles)	50.13	51.49	44.23
Diluted earnings per share (in Soles)	49.99	51.35	44.15

30	OPERATING SEGMENTS

In the Credicorp Board of Directors meeting held on December 20, 2017, it was agreed to organize the Group’s subsidiaries into new business lines, grouping them according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. This change came into effect as from April 1, 2018, and the new business lines are:

a)	Universal Banking –

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions –

-	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance –

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A. and Edyficar S.A.S. (Encumbra).

d)	Investment Banking and Wealth Management –

Brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All of these services are provided through Credicorp Capital Ltd. and subsidiaries; Atlantic Security Bank (ASB) and the Wealth Management team of BCP.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which resulting from the diversification of our portfolio.

-	Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to bring to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses, and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 per cent or more of the total income of the Group at December 31, 2018, 2017 and 2016.

The information presented at December 31, 2017 and 2016, and for the years then ended, has been restated, according to the new definition of business lines for comparison purposes.

(i)	The table below shows (in millions of soles) a breakdown of the Group’s total income, operating income and non-current assets; classified by location of customers and assets, respectively for the years ended December 31, 2018, 2017 and 2016:

	Income (*)
2018	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Capital expenditures, intangible assets and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,757	381	5,616	3,275	(1,046)	(277)	(1,137)	2,927	397	132,880	117,803
Banco de Crédito de Bolivia	686	4	309	124	(52)	(12)	(45)	78	45	9,957	9,266
Insurance and Pension funds
Pacífico Seguros and Subsidiaries	2,861	21	446	1,181	–	(51)	(4)	353	85	12,224	9,591
Prima AFP	371	2	–	371	–	(18)	(58)	140	9	875	241
Microfinance
Mibanco	2,468	88	1,956	156	(430)	(49)	(193)	462	50	13,220	11,322
Edyficas S.A.S.	44	–	40	1	(4)	–	(4)	5	–	119	62
Investment Banking and Wealth Management	886	(14)	98	634	–	(21)	(29)	146	8	9,665	8,190
Other segments	83	97	33	106	–	(1)	(51)	(40)	7	2,862	950
Eliminations	–	–	(9)	(454)	–	–	–	–	–	(4,539)	(4,428)
Total consolidated	18,156	579	8,489	5,394	(1,532)	(429)	(1,521)	4,071	601	177,263	152,997

	Income (*)
2017	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Capital expenditures, intangible assets and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,095	371	5,300	2,927	(1,313)	(261)	(996)	2,638	286	128,259	114,543
Banco de Crédito de Bolivia	616	2	315	119	(71)	(11)	(40)	75	10	9,118	8,482
Insurance and Pension funds
Pacífico Seguros and Subsidiaries	2,790	120	423	1,369	–	(49)	(28)	326	56	11,409	8,560
Prima AFP	388	3	1	387	–	(23)	(66)	140	10	883	264
Microfinance
Mibanco	2,337	77	1,829	98	(399)	(49)	(146)	399	44	12,363	10,666
Edyficas S.A.S.	30	–	27	1	(5)	(1)	–	(1)	1	92	37
Investment Banking and Wealth Management	906	(5)	135	658	–	(25)	(33)	252	7	10,389	8,730
Other segments	565	77	42	535	(1)	(1)	(84)	353	2	2,781	1,668
Eliminations	–	–	(1)	(516)	–	–	–	–	–	(4,822)	(4,731)
Total consolidated	17,727	645	8,071	5,578	(1,789)	(420)	(1,393)	4,182	416	170,472	148,219

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to income for commissions received and other income (include income and expenses for commissions) and the profits arising from the collection of premiums less claims for loss coverage from insurance activities.

	Income (*)
2016	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Capital expenditures, intangible assets and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,582	297	5,334	3,120	(1,454)	(248)	(885)	2,586	265	117,329	105,107
Banco de Crédito de Bolivia	532	12	299	111	(50)	(12)	(50)	81	10	7,949	7,329
Insurance and Pension funds
Pacífico Seguros and Subsidiaries	2,160	56	393	983	–	(45)	(51)	303	48	10,200	7,826
Prima AFP	399	13	1	407	–	(21)	(70)	156	8	884	278
Microfinance
Mibanco	2,045	101	1,628	46	(274)	(55)	(100)	336	39	11,235	9,658
Edyficas S.A.S.	25	–	23	1	(7)	(1)	–	(2)	–	77	18
Investment Banking and Wealth Management	873	20	149	592	–	(24)	(31)	247	9	9,910	8,244
Other segments	189	90	60	51	–	(1)	(94)	(97)	8	3,313	2,256
Eliminations	–	–	(29)	(378)	–	–	–	–	–	(4,462)	(4,397)
Total consolidated	16,805	589	7,858	4,933	(1,785)	(407)	(1,281)	3,610	387	156,435	136,319

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to income for commissions received and other income (include income and expenses for commissions) and the profits arising from the collection of premiums less claims for loss coverage from insurance activities.

(ii)	The following table presents (in millions of soles) the distribution of the external revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, at December 31, 2018, 2017 and 2016:

	2018				2017				2016
	External income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	External income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	External income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	16,633	8,913	3,102	135,422	13,234	8,199	2,976	130,953	15,087	8,051	2,994	119,813
Bermuda	13	14	88	169	2,708	37	121	933	152	27	124	1,254
Panama	2	–	–	–	–	–	–	–	–	–	–	–
Cayman Islands	285	104	3	5,465	512	183	5	5,250	466	147	5	5,695
Bolivia	750	344	78	9,317	813	338	102	8,490	682	321	79	7,246
Colombia	314	(2)	138	1,823	286	10	145	1,573	264	17	172	1,396
United States of America	6	–	–	2	8	–	–	2	8	–	–	2
Chile	153	(6)	84	799	167	(5)	139	1,018	160	(4)	138	913
Total consolidado	18,156	9,367	3,493	152,997	17,728	8,762	3,488	148,219	16,819	8,559	3,512	136,319

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets and goodwill, net.

31	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2018 and 2017 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions with related parties as of December 31, 2018 and 2017:

	2018	2017
	S/(000)	S/(000)

Statement of financial position -
Direct loans	2,544,431	1,468,211
Investments	775,397	715,490
Deposits	(425,938)	(1,022,462)
Derivatives at fair value	890	(2,674)

Statement of income
Interest income related to loans	2,404	23,992
Interest expenses related to deposits	(965)	(8,342)
Other income	688	7,247

Off-balance sheet
Indirect loans	325,427	385,360

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2018, direct loans to related companies are secured by collateral, had maturities between January 2019 and December 2028, at an annual average interest rate of 6.46 percent (at December 31, 2017 maturities where between January 2018 and July 2028, and the annual average interest rate was 6.01 percent). Also, at December 31, 2018 and 2017, the Group maintains an allowance for loan losses for related parties amounting to S/13.7 million and S/7.2 million, respectively.

d)	At December 31, 2018 and 2017, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2018 and 2017, direct loans to employees, directors, key management and family members amounted to S/1,031.7 million and S/957.2 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2018, 2017 and 2016 was as follows

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Director’s compensation	5,665	5,318	5,510
Senior Management Compensation:
Remuneration	48,164	41,211	43,177
Stock awards vested	33,429	32,142	30,122
Total	87,258	78,671	78,809

f)	At December 31, 2018 and 2017 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

2018
S/(000)
At fair value through profit or loss:
Mutual funds and hedge funds
Soles	18,394
Bolivianos	104,596
U.S. Dollars	76,887
Colombian pesos	5,201
Chilean pesos	6,938
Total	212,016

Restricted mutual funds, Note 6(a)(ii)	407,350

2017
S/(000)
At fair value through profit or loss and available-for-sale investments:
Mutual funds and hedge funds:
Soles	125,056
Bolivianos	77,804
U.S. Dollars	40,588
Colombian pesos	21,525
Chilean pesos	14,267
Total	279,240

Restricted mutual funds, Note 6(c)(vi)	416,696

32	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2018 and IAS 39 as of December 31, 2017:

	At December 31, 2018						At December 31, 2017
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities measured at fair value
	Investments and hedges	Designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Financial liabilities at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	–	–	–	–	22,168,516	22,168,516	–	–	23,221,987	–	–	–	23,221,987
Cash collateral, reverse repurchase agreements and securities borrowings	–	–	–	–	4,082,942	4,082,942	–	–	7,480,420	–	–	–	7,480,420
At fair value through profit or loss	3,512,445	–	–	–	–	3,512,445	4,024,737	–	–	–	–	–	4,024,737
Investments at fair value through other comprehensive income, Note 6(b)	–	–	24,546,365	649,470	–	25,195,835	–	–	–	–	–	–	–
Available-for-sale investments	–	–	–	–	–	–	–	–	–	24,423,891	–	–	24,423,891
Amortized cost investments	–	–	–	–	4,154,838	4,154,838	–	–	–	–	–	–	–
Held-to-maturity Investments	–	–	–	–	–	–	–	–	–	–	4,413,373	–	4,413,373
Loans, net	–	–	–	–	105,806,998	105,806,998	–	–	95,977,277	–	–	–	95,977,277
Financial assets designated at fair value through profit or loss	–	521,186	–	–	–	521,186	–	537,685	–	–	–	–	537,685
Premiums and other policies receivable	–	–	–	–	887,273	887,273	–	–	656,829	–	–	–	656,829
Accounts receivable from reinsurers and coinsurers	–	–	–	–	842,043	842,043	–	–	715,695	–	–	–	715,695
Due from customers on acceptances	–	–	–	–	967,968	967,968	–	–	532,034	–	–	–	532,034
Other assets, Note 12(a)	766,317	–	–	–	2,306,460	3,072,777	701,826	–	1,759,125	–	–	–	2,460,951
	4,278,762	521,186	24,546,365	649,470	141,217,038	171,212,821	4,726,563	537,685	130,343,367	24,423,891	4,413,373	–	164,444,879

Liabilities

Deposits and obligations	–	–	–	–	104,551,310	104,551,310	–	–	–	–	–	97,170,411	97,170,411
Payables from repurchase agreements and securities lending	–	–	–	–	9,415,357	9,415,357	–	–	–	–	–	13,415,843	13,415,843
Due to banks and correspondents	–	–	–	–	8,448,140	8,448,140	–	–	–	–	–	7,996,889	7,996,889
Bankers’ acceptances outstanding	–	–	–	–	967,968	967,968	–	–	–	–	–	532,034	532,034
Financial liabilities at fair value through profit or loss	362,310	–	–	–	–	362,310	168,089	–	–	–	–	–	168,089
Accounts payable to reinsurers and coinsurers	–	–	–	–	291,693	291,693	–	–	–	–	–	235,185	235,185
Bonds and notes issued	–	–	–	–	15,457,540	15,457,540	7,986,539	–	–	–	–	8,255,718	16,242,257
Other liabilities, Note 12(a)	715,804	–	–	–	2,978,514	3,694,318	636,762	–	–	–	–	3,236,251	3,873,013
	1,078,114	–	–	–	142,110,522	143,188,636	8,791,390	–	–	–	–	130,842,331	139,633,721

33	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives and accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk and market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors -

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

Group Company Boards -

The Board of each of the Group companies is responsible for aligning the risk management established by the Board of Credicorp with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Board of Credicorp in risk management decision-making. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establishing principles, policies and general limits.

The Risk Committee is presided by a Board member of Credicorp, it also consists of a second member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of the Risk Management Division of BCP.

In addition to effectively managing all the risks, the Credicorp Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Credit Risk Committees (retail and non retail)-

The Credit Risk Committees are responsible for reviewing the tolerance level of the credit risk appetite and the limits of exposure. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Risk Committee.

Treasury and ALM (Asset Liability Management) Risk Committee -

The Treasury and ALM Risk Committee is responsible for analyzing and proposing corrective measures in the event of deviations from the risk tolerance levels assumed by the Treasury risk appetite. It also proposes the guidelines and policies for the Treasury Risk Management and ALM, within the framework of governance and organization for the integral management of market risks. Furthermore, it is responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Risk Committee.

Operational Risk Committee–

The Operational Risk Committee is responsible for reviewing the tolerance level of the appetite for operational risk and the limits of exposure. It also proposes the rules, operational risk management policies and the mechanisms for the implementation of corrective actions within the governance framework. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by Credicorp Board of Directors.

The Central Risk Management is divided into the following units:

Credit Division -

The Credit Division is responsible for ensuring the quality of the wholesale banking portfolio in accordance with the Group’s risk strategy and appetite on the basis of an efficient management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process. It also has the task of informing Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

The Risk Management Division consists of the following departments: Operational and Insurance Risk Management Department, Methodology and Modeling for Risk Management Department, Market Risk Management Department, Credit and Corporate Risk Management Department, Global Risk Management Department and Model Risk Management Department.

Retail Banking Risk Division -

This division is responsible for ensuring the quality of retail portfolio and the development of credit policies that are consistent with the overall guidelines and risk policies set by the Board of Credicorp.

Treasury Risk Management -

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of risk measurement methodologies and limits used by the Treasury Division approved by the Risk Committee. Also, it is responsible for assessing hedge derivatives effectiveness and investments valuation.

Cybersecurity Management –

The Cybersecurity Management area establishes polices and regulatory framework for information security and cybersecurity risk management. It is also responsible for designing and implementing the strategies used to create and monitor controls that enable the permanent evaluation of regulatory framework effectiveness. In addition, the area supervises the performance of the functions of the responsible units, monitoring the processes used for the identification, assessment, recording and treatment of information security and cybersecurity risks.

(iv)	Internal Audit Division and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

Compliance Division is responsible for ensuring corporate compliance of regulations and internal Code of Ethics.

b)	Risk measurement and reporting systems -

Credicorp has independent databases that are subsequently integrated through corporate reports. These reports enable it to monitor at an aggregate and detailed level, the different types of risks to which each company is exposed. The system provides the ability to comply with the needs for reviewing the risk appetite requested by the above-mentioned committees and departments; as well as complying with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Group's Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on "core" and "specific" metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

33.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

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

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments and cash.

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

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure.

With respect to derivatives agreed with non-financial customers, collateral has been pledged to secure the overall amount; with respect to financial counterparties, collateral granted is that required under the clearing provisions issued by the International Swaps and Derivatives Association Inc. (ISDA) or the local framework agreement.

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

In order to manage credit risk, as part of the Group’s risk management structure, there is a Credit Risk Management Department, the major functions of which are to implement methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and recommending global risk exposures by economic sector, among others.

For enhanced risk identification, there are internal credit scoring models, which have been prepared and implemented for the main business segments. Each model is related to a defined group of rating or scoring bands. Customers who are inside a band are characterized by having a similar risk level (within the band); however, they are different compared to the other band. For retail customers, these scoring models are highly related to management (admission, follow-up, campaigns, etc.) from different portfolios. On the other hand, for non-retail customers, ratings mainly serve as support for making credit decisions in admission, follow-up and price allocation, etc.

The Group has a Credit Division, which establishes the overall credit policies for each of the businesses in which the Group decides to take part. These credit policies are set forth based on the guidelines established by the Board of Directors and in compliance with statutory financial laws and regulations. The main activities are to establish the costumer credit standards and guidelines (evaluation, authorization and control); follow the guidelines established by the Board of Directors and General Management, as well as those established by governmental regulatory bodies; review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits; and to monitor credit-granting activities within the different autonomous entities, among others.

b)	The maximum exposure to credit risk at December 31, 2018 and 2017, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 33.7(a), 33.7(b) and the contingent credits detailed in Note 20(a).

Management is confident of its ability to continue controlling and maintaining minimal credit risk exposure within the Group, considering both its loan and securities portfolio.

c)	Credit risk management for loans -

The management of credit risk is mainly based on rating and scoring of the internal models of each company of the Group. In Credicorp, a quantitative and qualitative analysis is made of each client, with regard to his financial position, his credit behavior in the System and the market in which it operates; which is carried out continuously, so as to assemble the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due, depending on three aspects: the number of days in arrears based on the contractually agreed due date, the subsidiary and the type of credit:

-	Banco de Crédito del Perú, Mibanco, Solución Empresa Administradora Hipotecaria S.A. and Edyficar S.A.S. consider a loan past due:

-	For corporate enterprises, large and medium companies after 15 days in arrears.
-	For small and microenterprises after 30 days past due.
-	For overdrafts, after 30 days past due.
-	For consumer, mortgage and lease operation products, quotas are considered past due internally when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-	Atlantic Security Bank considers a credit past due when its payment schedule of capital and/or interest exceed 30 days in arrears.

-	Banco de Crédito de Bolivia considers a credit as an internal past due with effect from day 30 in arrears.

Estimate of the expected loss -

The measurement of the credit loss is based on the product of the following parameters: (i) probability of default (PD) (ii) loss given default (LGD), and (iii) Exposure at default (EAD); discounted at the reporting period, using the effective interest rate. The definition of the parameters is presented below:

-	Probability of Default (PD): this is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools.

The Group considers that a financial instrument is in default if it meets the following conditions depending on the type of asset:

-	Consumer Products, Credit Card and SME: If the costumer, at some point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage Product: If the customer, at some point, presents arrears equal to or greater 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial Banking: Those customers that are in the Special Accounts portfolio or have risk classification as deficient, doubtful or lost, or have refinanced, judicial or written off operations. Also, a customer can be considered as Default in case of signs of significant qualitative impairment so as to consider it in said stage.

-	Investments: If the instrument has a Default rating according to external rating agencies such as Fitch, Standard & Poors or Moody's or with an indicator of arrears equal to or greater than 90 days. Also, a customer can be considered as Default in case of signs of significant qualitative impairment.

-	Loss Given Default (LGD): Is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, depending on the stage of the customer:

-	LGD Workout: The LGD workout is the real loss of the customers who have arrived at the stage of default. The recoveries and costs of each one of the operations are used in order to calculate it (Includes open and closed recovery processes).

-	LGD ELBE (Expected Loss Best Estimate): The LGD ELBE is the loss of the contracts in a default situation, based on the time in arrears of the operation (The longer the operation is in default, the greater will be the loss level).

-	Exposure at Default (EAD): Is a measurement which estimates the exposure at the time of the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

Accordingly, the estimated of the parameters take into consideration information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic) which are analyzed in order to obtain the expected loss.

The fundamental difference between the credit loss of an account considered as Stage 1 and Stage 2 is the PD horizon. Specifically, the estimates of Stage 1 use a maximum PD of 12 months, while those in Stage 2 will use a PD measured for the entire life of the instrument. The estimates of Stage 3 will be carried out on the basis of a best estimate LGD.

In those cases, in which the portfolio is immaterial and does not have credit score models, the option was to extrapolate the loss ratio of portfolios with comparable characteristics.

Prospective information:

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested. Each macroeconomic scenario used in calculating the expected loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation, among others, for a period of 3 years and a long-term projection.

The estimate of the expected loss for stages 1, 2 and 3 is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios, as well as the probability of occurrence of each scenario, are macroeconomic projections provided by the Economic Studies Management. It should be noted that the scenario design is adjusted quarterly. All the scenarios considered apply to portfolios subject to expected credit losses with the same probabilities.

Changes from one stage to another

The classification of an instrument as stage 1 or stage 2 depends on the concept of "significant increase in credit risk" at the reporting date compared to the origin. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days of delay.
-	Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the level of risk in which the instrument originated. The thresholds differ for each of the portfolios considered.
-	Additional qualitative reviews are carried out based on the segmentation of risks used in the management of Retail Banking and an individual review in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date according to the management definition used by the Group are considered as stage 3.

Evaluations of a significant increase in risk from initial recognition and credit deterioration are carried out independently on each reporting date. Assets can be moved in both directions from one phase to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1, if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the credit is no longer considered to be impaired.

Expected life

For the instruments in stage 2 or 3, the reserves for losses will cover the expected credit losses during the expected time of the remaining useful life of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out in order to determine what would be the expected life period.

The following is a summary of the direct credits classified into three important groups and their respective allowance for each of the types of loans:

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but unimpaired loans, which comprise all of the loans of customers who are not in default, but have failed to make a payment at its contractual maturity, according to the provisions of the rules of IFRS 7.
(iii)	Impaired loans, those considered to be in stage 3 or default.

Commercial loans	Stage 1	Stage 2	Stage 3	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	55,085,853	4,950,181	–	60,036,034	56,125,417
Past due but not impaired	998,105	254,514	–	1,252,619	757,552
Impaired	–	–	2,321,335	2,321,335	1,572,579
Gross	56,083,958	5,204,695	2,321,335	63,609,988	58,455,548

Less: Allowance for loan losses	287,961	146,455	1,023,771	1,458,187	1,237,616

Total, net	55,795,997	5,058,240	1,297,564	62,151,801	57,217,932

Residential mortgage loans	Stage 1	Stage 2	Stage 3	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	15,431,424	495,131	–	15,926,555	14,064,927
Past due but not impaired	617,686	267,418	–	885,104	521,550
Impaired	–	–	959,033	959,033	865,610
Gross	16,049,110	762,549	959,033	17,770,692	15,452,087

Less: Allowance for loan losses	31,479	22,404	470,286	524,169	228,287

Total, net	16,017,631	740,145	488,747	17,246,523	15,223,800

Microbusiness loans	Stage 1	Stage 2	Stage 3	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	11,845,358	1,626,944	–	13,472,302	12,288,639
Past due but not impaired	192,588	334,039	–	526,627	379,283
Impaired	–	–	1,254,526	1,254,526	1,259,635
Gross	12,037,946	1,960,983	1,254,526	15,253,455	13,927,557

Less: Allowance for loan losses	340,576	262,777	978,834	1,582,187	1,476,578

Total, net	11,697,370	1,698,206	275,692	13,671,268	12,450,979

Consumer loans	Stage 1	Stage 2	Stage 3	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	10,516,815	1,652,491	–	12,169,306	10,789,457
Past due but not impaired	218,995	235,627	–	454,622	262,443
Impaired	–	–	702,561	702,561	877,822
Gross	10,735,810	1,888,118	702,561	13,326,489	11,929,722

Less: Allowance for loan losses	284,207	494,956	608,686	1,387,849	1,558,017

Total, net	10,451,603	1,393,162	93,875	11,938,640	10,371,705

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

Explanations on variations in the allowance for loan losses are presented below:

-	Commercial loans: Increase is mainly due to the increase in credit risk of the construction sector, whose effect is an increase in the allowance for S/136.0 million, approximately.
-	Residential mortgage Loans: The increase is due to the methodological change in IFRS 9 for calculation of the allowance for loan losses that affected, mainly, the loans in stage 3.
-	Micro business loans: The increase in the allowance for loan losses is less than the increase in the gross balance due to write-offs and sales of impaired loans made during the period.
-	Consumer loans: The decrease in the allowance is mainly due to the decrease in credit risk of the portfolio during the period, which improves the quality of the portfolio on which the allowance is calculated.

At December 31, 2018, the renegotiated credits amount to approximately S/1,281.5 million, of which S/339.6 million are classified as not past due nor impaired, S/270.3 million as past due but not impaired and S/671.6 million as impaired but not past due (S/915.6 million, S/339.6 million, S/165.3 million y S/410.7 million, respectively, at December 31, 2017).

	At December 31, 2018					At December 31, 2017
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	2,321,335	959,033	1,254,526	702,561	5,237,455	1,572,579	865,610	1,259,635	877,822	4,575,646
Fair value of collateral	1,758,098	820,291	422,330	189,811	3,190,530	1,398,427	774,280	485,281	229,578	2,887,566
Allowance for loan losses	1,023,771	470,286	978,834	608,686	3,081,577	749,882	215,997	893,671	648,884	2,508,434

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)	Loans with payment delay of one day or more, but are not past due according to our internal guidelines. Comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past-due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.
(iv)	Past due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of "past due" loans consistent with IFRS 7.

	As of December 31, 2018						As of December 31, 2017
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	101,602,442	–	–	1,755	101,604,197	1,755	93,268,440	–	–	–	93,268,440	–
Past due but not impaired	–	–	2,869,944	249,028	3,118,972	3,118,972	–	–	1,839,774	81,054	1,920,828	1,920,828
Impaired debt	–	1,582,189	786,428	2,868,838	5,237,455	3,655,266	–	734,582	901,204	2,939,860	4,575,646	3,841,064
Total	101,602,442	1,582,189	3,656,372	3,119,621	109,960,624	6,775,993	93,268,440	734,582	2,740,978	3,020,914	99,764,914	5,761,892

The classification of loans by type of banking and maturity is as follows:

	As of December 31, 2018					As of December 31, 2017
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	60,034,357	797,776	1,541,975	1,235,880	63,609,988	56,125,417	211,917	790,739	1,327,475	58,455,548
Residential mortgage loans	15,926,555	258,149	1,054,112	531,876	17,770,692	14,064,927	185,853	693,482	507,825	15,452,087
Micro-business loans	13,472,223	253,735	526,023	1,001,474	15,253,455	12,288,639	207,549	774,435	656,934	13,927,557
Consumer loans	12,169,307	272,529	534,262	350,391	13,326,489	10,789,457	129,262	482,323	528,680	11,929,722
Total	101,602,442	1,582,189	3,656,372	3,119,621	109,960,624	93,268,440	734,581	2,740,979	3,020,914	99,764,914

Allowance for direct and indirect loan losses is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic; that are based on macroeconomic projections provided by the internal team of Economic Studies and approved by Senior Management. In each scenario, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product, inflation rate, exchange rate, among others.

The following table provides a comparison between the carrying amount of allowance for direct and indirect loan losses and its estimation under three scenarios: base, optimistic and pessimistic.

At December 31, 2018
S/(000)
Carrying amount	5,314,340

Scenarios:
Optimistic	5,218,142
Base Case	5,308,346
Pessimistic	5,422,882

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Peru, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above mentioned institutions.

The following table shows the analysis of the risk-rating of the investments, provided by the institutions referred to above:

	At December 31, 2018		At December 31, 2017
	S/(000)%		S/(000)%
Instruments rated in Peru:
AAA	1,219,451	3.7	1,254,943	3.8
AA- a AA+	1,483,063	4.5	1,313,967	4.0
A- to A+	6,809,865	20.7	6,850,118	20.9
BBB- to BBB+	2,282,714	6.9	2,279,478	7.0
BB- to BB+	459,249	1.4	469,679	1.4
Lower and equal to +B	7,397	–	4,960	–
Unrated:
BCRP certificates of deposit	9,829,584	29.9	10,026,038	30.5
Listed and unlisted securities	649,677	2.0	702,384	2.1
Restricted mutual funds	407,350	1.2	425,300	1.3
Investment funds	66,932	0.2	–	–
Mutual funds	16,811	0.1	167,607	0.5
Other instruments	728,543	2.2	29,181	0.1
Subtotal	23,960,636	72.8	23,523,655	71.6

	At December 31, 2018		At December 31, 2017
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	286,417	0.9	467,654	1.4
AA- a AA+	513,577	1.6	1,040,411	3.2
A- to A+	1,265,390	3.9	1,434,598	4.4
BBB- to BBB+	4,064,725	12.4	4,179,102	12.7
BB- to BB+	1,383,960	4.2	1,258,752	3.8
Lower and equal to +B	81,627	0.2	19,869	0.1
Unrated:
Listed and unlisted securities	100,031	0.3	211,487	0.6
Bolivia Central Bank certificates of deposit	–	–	95,042	0.3
Participations of RAL funds	445,039	1.4	527,729	1.6
Mutual funds	293,020	0.9	98,911	0.3
Investment funds	256,523	0.8	–	–
Hedge funds	44,335	0.1	1,062	–
Other instruments	167,838	0.5	3,729	–
Subtotal	8,902,482	27.2	9,338,346	28.4
Total	32,863,118	100.0	32,862,001	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2018 and 2017, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2018					2017
	At fair value through profit for loss			At fair value		At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	through other comprehensive income investments	Total	Held for trading and hedging	Designated at inception	Loans and receivables	Investments available- for-sale	Investments held-to maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	–	–	16,307,372	9,830,911	26,138,283	2,102,331	–	21,630,506	7,925,997	–	31,658,834
Financial services	1,640,578	161,498	13,237,970	2,462,343	17,502,389	1,057,679	320,619	11,892,190	4,700,343	98,866	18,069,697
Manufacturing	97,425	38,586	16,840,385	1,337,907	18,314,303	23,277	29,508	14,363,997	1,529,261	13,135	15,959,178
Mortgage loans	–	–	16,997,464	–	16,997,464	–	–	14,638,363	–	–	14,638,363
Consumer loans	–	–	13,384,611	–	13,384,611	–	–	10,816,588	–	–	10,816,588
Micro-business loans	–	–	13,150,811	–	13,150,811	–	–	12,897,206	–	–	12,897,206
Commerce	27,021	11,377	12,752,836	330,492	13,121,726	52,453	45,130	11,682,985	248,396	17,950	12,046,914
Government and public administration	1,790,176	41,060	4,768,891	5,547,253	12,147,380	1,287,212	40,480	450,174	5,220,054	4,164,128	11,162,048
Electricity, gas and water	101,939	42,705	4,312,044	1,940,604	6,397,292	79,825	52,521	4,148,658	1,918,317	56,331	6,255,652
Community services	–	–	4,459,532	7,391	4,466,923	–	–	4,408,494	34,495	–	4,442,989
Communications, storage and transportation	24,678	36,794	4,377,933	1,279,371	5,718,776	8,285	–	3,991,424	1,182,783	34,477	5,216,969
Mining	31,094	5,749	2,661,615	154,188	2,852,646	7,728	29,249	3,031,376	329,773	–	3,398,126
Construction	15,068	1,913	1,848,063	372,827	2,237,871	51,812	17,820	1,790,431	400,386	9,333	2,269,782
Agriculture	13,440	–	2,546,889	45,425	2,605,754	3,342	–	2,272,312	5,447	–	2,281,101
Insurance	19,106	–	1,862,688	–	1,881,794	6,664	–	1,529,342	–	–	1,536,006
Education, health and others	5,419	21,518	1,296,293	399,752	1,722,982	5,279	2,358	1,494,635	213,181	–	1,715,453
Real estate and leasing	62,597	159,986	6,423,262	1,455,551	8,101,396	10,391	–	5,306,353	77,161	–	5,393,905
Fishing	3,416	–	445,603	–	449,019	1,689	–	394,287	–	–	395,976
Others	446,805	–	3,542,776	31,820	4,021,401	28,596	–	3,604,046	638,297	19,153	4,290,092
Total	4,278,762	521,186	141,217,038	25,195,835	171,212,821	4,726,563	537,685	130,343,367	24,423,891	4,413,373	164,444,879

(*)	It includes non-trading investments that did not pass SPPI test.

As of December 31, 2018 and 2017 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2018					2017
	At fair value through profit for loss			At fair value		At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	through other comprehensive income investments	Total	Held for trading and hedging	Designated at inception	Loans and receivables	Investments available- for-sale	Investments held-to maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Peru	839,713	121,725	124,349,120	19,640,847	144,951,405	2,394,575	118,396	114,046,024	17,324,374	3,900,388	137,783,757
United Stated of America	476,593	241,743	1,538,853	2,616,120	4,873,309	195,955	291,295	1,757,745	3,049,957	111,122	5,406,074
Bolivia	716,740	–	8,531,311	514,845	9,762,896	13,372	–	7,516,991	1,213,397	–	8,743,760
Colombia	1,450,342	23,274	2,214,653	492,121	4,180,390	1,324,999	28,510	1,619,679	590,387	138,941	3,702,516
Panama	5,406	–	663,326	56,780	725,512	4,909	–	498,512	48,531	–	551,952
Chile	306,299	41,290	1,868,149	677,740	2,893,478	411,276	22,154	1,906,346	379,465	72,004	2,791,245
Brazil	7,773	–	436,580	17,074	461,427	22,476	–	193,120	44,062	111,168	370,826
Mexico	51,091	12,206	147,632	286,235	497,164	19,570	30,148	80,844	329,679	70,072	530,313
Canada	9,478	–	30,537	91,832	131,847	14,804	–	39,477	74,533	–	128,814
Europe:
United Kingdom	192,141	18,451	116,262	126,811	453,665	231,336	–	112,869	172,932	3,132	520,269
Others in Europe	54,252	15,244	115,467	103,970	288,933	2,215	–	131,983	269,958	–	404,156
France	119,572	–	7,961	63,855	191,388	90,845	–	12,883	48,649	1,639	154,016
Spain	8,960	–	22,060	1,322	32,342	–	–	204,100	5,048	3,269	212,417
Switzerland	1,315	–	91,029	23,785	116,129	231	–	89,718	47,027	–	136,976
Netherlands	–	15,390	989	–	16,379	–	–	–	54,251	–	54,251
Others	39,087	31,863	1,083,109	482,498	1,636,557	–	47,182	2,133,076	771,641	1,638	2,953,537
Total	4,278,762	521,186	141,217,038	25,195,835	171,212,821	4,726,563	537,685	130,343,367	24,423,891	4,413,373	164,444,879

(*)	It includes non-trading investments that did not pass SPPI test.

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and securities borrowing;
-	Payables from repurchase agreements and securities lending; and
-	Other financial assets and liabilities

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

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	As of December 31, 2018
		Gross amounts of recognized financial liabilities and offset in the consolidated	Net of financial assets presented	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	statement of financial positions	in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	766,317	–	766,317	(44,159)	(28,906)	693,252
Cash collateral, reverse repurchase agreements and securities borrowing	4,082,942	–	4,082,942	(35,008)	(3,319,949)	727,985
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	5,001,516	–	5,001,516	(3,123,930)	–	1,877,586
Total	9,850,775	–	9,850,775	(3,203,097)	(3,348,855)	3,298,823

	As of December 31, 2017
		Gross amounts of recognized financial liabilities and offset in the consolidated	Net of financial assets presented	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	statement of financial positions	in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	701,826	–	701,826	(86,292)	(80,140)	535,394
Cash collateral, reverse repurchase agreements and securities borrowing	7,480,420	–	7,480,420	(19,485)	(6,660,170)	800,765
Available-for-sale and held-to-maturity investments pledged as collateral	5,278,763	–	5,278,763	(4,387,330)	–	891,433
Total	13,461,009	–	13,461,009	(4,493,107)	(6,740,310)	2,227,592

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	As of December 31, 2018
	Gross amounts of	Gross amounts of recognized liabilities and offset	Net amounts of financial liabilities presented in the consolidated	Related amounts not offset in the consolidated statement of financial position
Details	recognized financial liabilities	in the consolidated statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	715,804	–	715,804	(44,159)	(190,212)	481,433
Payables on repurchase agreements and securites lending	9,415,357	–	9,415,357	(3,123,930)	(3,409,890)	2,881,537
Total	10,131,161	–	10,131,161	(3,168,089)	(3,600,102)	3,362,970

	As of December 31, 2017
	Gross amounts of	Gross amounts of recognized liabilities and offset	Net amounts of financial liabilities presented in the consolidated	Related amounts not offset in the consolidated statement of financial position
Details	recognized financial liabilities	in the consolidated statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	636,762	–	636,762	(86,292)	(149,846)	400,624
Payables on repurchase agreements and securites lending	13,415,843	–	13,415,843	(5,900,903)	(6,962,421)	552,519
Total	14,052,605	–	14,052,605	(5,987,195)	(7,112,267)	953,143

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.

-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.

-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 12(b)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

33.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

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

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of portfolio movements has been based on historical one-year data and 131 market risk factors, which are composed as follows: 31 market curves, 74 stock prices, 15 mutual funds values, 3 volatility series and 8 survival probability curves. The Group applies these historical changes in rates directly to each position of its current portfolio (a method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Credicorp Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 32.2 (b)(ii).

The Group's VaR showed an increase as of December 31, 2018, due to the increased of the price risk and the interest rates risk, which were not offset for a greater diversification among risks. The greater price risk responds to a greater exposure in shares of Credicorp Capital Colombia. The greater rate risk responds to a lower diversification of the interest rate portfolios the subsidiaries. The VaR remains contained within the limits of the risk appetite established by the Bank's Risk Management.

As of December 31, 2018 and 2017, the Group’s VaR by risk type is as follows:

	2018	2017
	S/(000)	S/(000)

Interest rate risk	9,527	7,836
Price risk	4,476	2,759
Volatility risk	–	–
Diversification effect	(3,587)	(3,195)
Consolidated VaR by type of risk	10,416	7,400

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model are considered as part of the sensitivity analysis of rates in the next section. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

b)	Banking Book -

Non-trading portfolios which comprise the Banking Book are exposed to different risks, given that they are sensitive to market rate movements, which could bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of their net worth.

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

Analysis of repricing gap -

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	At December 31, 2018
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	8,348,880	2,192,245	2,644,313	4,973,228	94,925	7,997,867	26,251,458
Investments	1,024,895	4,143,332	6,231,197	5,288,235	12,014,435	648,579	29,350,673
Loans, net	12,671,779	17,663,723	25,826,794	36,908,775	13,581,585	(845,658)	105,806,998
Financial assets designated at fair value through profit or loss	–	–	–	–	–	521,186	521,186
Premiums and other policies receivable	848,662	24,303	9,124	5,184	–	–	887,273
Accounts receivable from reinsurers and coinsurers	89	106,421	734,043	1,104	386	–	842,043
Other assets (*)	164,247	420	2,019	6,761	(1,242)	9,296,788	9,468,993
Total assets	23,058,552	24,130,444	35,447,490	47,183,287	25,690,089	17,618,762	173,128,624

Liabilities
Deposits and obligations	27,696,282	9,545,250	17,413,186	39,389,207	6,724,393	3,782,992	104,551,310
Payables from repurchase agreements and securities lending	1,825,899	3,895,312	5,128,527	3,811,941	1,609,500	1,592,318	17,863,497
Accounts payable to reinsurers and coinsurers	5,504	281,808	3,082	1,299	–	–	291,693
Technical reserves for claims and insurance premiums	217,240	600,927	1,007,817	2,327,437	4,247,236	52,014	8,452,671
Financial liabilities at fair value through profit or loss	–	–	–	–	–	362,310	362,310
Bonds and Notes issued	27	1,934	2,499,807	12,441,149	445,350	69,273	15,457,540
Other liabilities (**)	155,293	218,227	2,419	–	–	4,987,256	5,363,195
Equity	–	–	–	–	–	24,266,076	24,266,076
Total liabilities and equity	29,900,245	14,543,458	26,054,838	57,971,033	13,026,479	35,112,239	176,608,292

Off-balance-sheet accounts
Derivative financial assets	3,393,623	2,736,835	1,204,498	347,883	72,826	–	7,755,665
Derivative financial liabilities	823,012	819,882	3,728,800	1,754,972	534,259	–	7,660,925
	2,570,611	1,916,953	(2,524,302)	(1,407,089)	(461,433)	–	94,740
Marginal gap	(4,271,082)	11,503,939	6,868,350	(12,194,835)	12,202,177	(17,493,477)	(3,384,928)
Accumulated gap	(4,271,082)	7,232,857	14,101,207	1,906,372	14,108,549	(3,384,928)	–

(*) Includes property, furniture and equipment, net, intangible and goodwill, net, due from customers on acceptances and other assets.

(**) Includes banker’s acceptances outstanding and other liabilities.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	At December 31, 2017
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	11,473,580	1,859,361	4,638,314	6,222,420	79,788	6,428,944	30,702,407
Investment	1,642,823	3,789,292	4,013,113	6,208,053	11,072,700	2,111,283	28,837,264
Loans, net	12,192,582	15,509,563	23,933,640	32,989,209	12,108,217	(755,934)	95,977,277
Financial assets designated at fair value through profit or loss	–	–	–	–	–	537,685	537,685
Premiums and other policies receivable	626,392	22,088	6,500	1,849	–	–	656,829
Accounts receivable from reinsurers and coinsurers	163,425	309,669	208,531	34,070	–	–	715,695
Other assets (*)	180,725	24,927	9,736	5,946	577,129	7,722,740	8,521,203
Total assets	26,279,527	21,514,900	32,809,834	45,461,547	23,837,834	16,044,718	165,948,360

Liabilities
Deposits and obligations	26,156,669	9,513,156	17,056,114	36,200,975	6,213,829	2,029,668	97,170,411
Payables from repurchase agreements and securities lending	4,070,558	1,949,926	6,931,824	6,056,395	2,153,396	250,633	21,412,732
Accounts payable to reinsurers and coinsurers	51,814	141,708	31,726	9,937	–	–	235,185
Technical reserves for claims and insurance premiums	200,307	118,642	443,141	1,918,617	3,922,902	840,151	7,443,760
Financial liabilities at fair value through profit or loss	–	–	–	–	–	168,089	168,089
Bonds and Notes issued	791,247	1,656	395,125	11,998,887	2,973,831	81,511	16,242,257
Other liabilities (**)	155,851	211,103	2,434	–	–	4,674,892	5,044,280
Equity	–	–	–	–	–	22,253,703	22,253,703
Total liabilities and equity	31,426,446	11,936,191	24,860,364	56,184,811	15,263,958	30,298,647	169,970,417

Off-balance-sheet accounts
Derivative financial assets	1,397,860	2,023,671	426,309	6,993,576	2,393,197	–	13,234,613
Derivative financial liabilities	4,153,574	4,460,947	181,534	3,944,123	494,435	–	13,234,613
	(2,755,714)	(2,437,276)	244,775	3,049,453	1,898,762	–	–
Marginal gap	(7,902,633)	7,141,433	8,194,245	(7,673,811)	10,472,638	(14,253,929)	(4,022,057)
Accumulated gap	(7,902,633)	(761,200)	7,433,045	(240,766)	10,231,872	(4,022,057)	–

(*) Includes property, furniture and equipment, net, intangible and goodwill, net, due from customers on acceptances and other assets.

(**)Includes banker’s acceptances outstanding and other liabilities.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2018 and 2017, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, and held to maturity at a fixed rate, before income tax and non-controlling interest, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2018 and 2017 are presented below:

2018
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	-/+	10,463	-/+	439,964
Soles	+/-	75	-/+	15,695	-/+	659,946
Soles	+/-	100	-/+	20,926	-/+	879,928
Soles	+/-	150	-/+	31,389	-/+	1,319,893
U.S. Dollar	+/-	50	+/-	48,325	-/+	6,718
U.S. Dollar	+/-	75	+/-	72,487	-/+	10,078
U.S. Dollar	+/-	100	+/-	96,650	-/+	13,437
U.S. Dollar	+/-	150	+/-	144,975	-/+	20,155

2017
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	-/+	1,451	-/+	354,899
Soles	+/-	75	-/+	2,176	-/+	532,348
Soles	+/-	100	-/+	2,901	-/+	709,798
Soles	+/-	150	-/+	4,352	-/+	1,064,696
U.S. Dollar	+/-	50	+/-	8,068	-/+	129,876
U.S. Dollar	+/-	75	+/-	12,103	-/+	194,813
U.S. Dollar	+/-	100	+/-	16,137	-/+	259,751
U.S. Dollar	+/-	150	+/-	24,205	-/+	389,627

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

As of December 31, 2018, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2018 are presented below:

Equity securities
Measured at fair value
through other comprehensive	Change in
income	market prices	2018
	%	S/(000)

Equity securities	+/-10	64,947
Equity securities	+/-25	162,368
Equity securities	+/-30	194,841

Funds
Measured at fair value	Change in
through profit or loss	market prices	2018
	%	S/(000)

Participation in mutual funds	+/-10	25,687
Participation in mutual funds	+/-25	64,219
Participation in mutual funds	+/-30	77,062
Restricted mutual funds	+/-10	40,735
Restricted mutual funds	+/-25	101,838
Restricted mutual funds	+/-30	122,205
Participation in RAL funds	+/-10	44,504
Participation in RAL funds	+/-25	111,260
Participation in RAL funds	+/-30	133,512
Investment funds	+/-10	32,346
Investment funds	+/-25	80,864
Investment funds	+/-30	97,037
Hedge funds	+/-10	4,434
Hedge funds	+/-25	11,084
Hedge funds	+/-30	13,301

At December 31, 2017, available-for-sale investments in equity securities and various funds are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

Sensitivity tests as of December 31, 2017 are presented below:

	Change in
Market price sensitivity	market prices	2017
	%	S/(000)

Equity securities	+/-10	76,559
Equity securities	+/-25	191,399
Equity securities	+/-30	229,678
Participation in mutual funds	+/-10	40,957
Participation in mutual funds	+/-25	102,392
Participation in mutual funds	+/-30	122,870
Restricted mutual funds	+/-10	41,670
Restricted mutual funds	+/-25	104,174
Restricted mutual funds	+/-30	125,009
Participation in RAL funds	+/-10	52,741
Participation in RAL funds	+/-25	131,851
Participation in RAL funds	+/-30	158,222
Investment funds	+/-10	5,962
Investment funds	+/-25	14,905
Investment funds	+/-30	17,886
Hedge funds	+/-10	106
Hedge funds	+/-25	266
Hedge funds	+/-30	319

(ii)	Foreign exchange risk -

The Group is exposed to foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and overnight and intra-day total positions, which are monitored daily.

At December 31, 2018, the free market exchange rate for buying and selling transactions for each United Stated Dollar, the main foreign currency held by the Group, was S/3.373 (S/3.241 at December 31, 2017).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2018 and 2017, the Group’s assets and liabilities by currencies were as follows:

	At December 31, 2018				At December 31, 2017
			Other				Other
	Soles	U.S. Dollar	currencies	Total	Soles	U.S. Dollar	currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	3,582,390	17,117,551	1,468,575	22,168,516	3,149,300	18,578,798	1,493,889	23,221,987
Cash collateral, reverse repurchase agreements and securities borrowing	6,654	3,362,285	714,003	4,082,942	119,976	6,915,937	444,507	7,480,420
Investments:
At fair value through profit or loss	541,649	733,801	2,236,995	3,512,445	2,222,061	209,543	1,593,133	4,024,737
At fair value through other comprehensive income	16,758,808	7,057,303	731,145	24,547,256	–	–	–	–
Available-for-sale	–	–	–	–	13,804,121	7,697,970	810,517	22,312,608
At amortized cost	3,239,330	915,508	–	4,154,838	–	–	–	–
Held-to-maturity	–	–	–	–	3,453,790	959,583	–	4,413,373
Loans, net	61,665,634	37,032,752	7,108,612	105,806,998	56,226,385	33,580,636	6,170,256	95,977,277
Financial assets designated at fair value through profit or loss	44,109	477,077	–	521,186	48,454	489,231	–	537,685
Other assets	2,561,684	2,765,000	408,913	5,735,597	1,219,985	2,268,659	876,864	4,365,508
Total monetary assets	88,400,258	69,461,277	12,668,243	170,529,778	80,244,072	70,700,357	11,389,166	162,333,595

Monetary liabilities
Deposits and obligations	(51,559,266)	(44,122,875)	(8,869,169)	(104,551,310)	(43,334,026)	(45,875,469)	(7,960,916)	(97,170,411)
Payables from repurchase agreements and securities lending	(5,914,736)	(1,860,424)	(1,640,197)	(9,415,357)	(10,155,790)	(1,582,783)	(1,677,270)	(13,415,843)
Due to bank and correspondents	(3,442,620)	(4,751,314)	(254,206)	(8,448,140)	(3,229,753)	(4,463,659)	(303,477)	(7,996,889)
Financial liabilities at fair value through profit or loss	(35,220)	(58,031)	(269,059)	(362,310)	(3,094)	(26,057)	(138,938)	(168,089)
Technical reserves for claims and insurance premiums	(4,318,973)	(4,131,263)	(2,435)	(8,452,671)	(3,632,896)	(3,809,742)	(1,122)	(7,443,760)
Bonds and notes issued	(3,599,610)	(11,752,328)	(105,602)	(15,457,540)	(3,869,494)	(12,271,451)	(101,312)	(16,242,257)
Other liabilities	(3,452,975)	(2,208,427)	(648,396)	(6,309,798)	(2,737,797)	(2,030,093)	(1,013,441)	(5,781,331)
Total monetary liabilities	(72,323,400)	(68,884,662)	(11,789,064)	(152,997,126)	(66,962,850)	(70,059,254)	(11,196,476)	(148,218,580)
	16,076,858	576,615	879,179	17,532,652	13,281,222	641,103	192,690	14,115,015

Forwards position, net	1,820,527	(1,719,788)	(101,048)	(309)	859,439	(824,434)	(19,186)	15,819
Currency swaps position, net	(199,746)	199,512	234	–	370,697	(371,301)	3,776	3,172
Cross currency swaps position, net	(1,833,236)	1,918,994	(85,758)	–	(1,725,567)	1,814,960	(92,565)	(3,172)
Options, net	(23,414)	23,414	–	–	60,704	(60,704)	–	–
Net monetary position	15,840,989	998,747	692,607	17,532,343	12,846,495	1,199,624	84,715	14,130,834

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in soles. (since 2014 considering its change in functional currency, it was measured in U.S. Dollars before), so if the net foreign exchange position (U.S. Dollar) is an asset, any depreciation of soles with respect to this currency would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-soles positions (net long position) less the sum of its negative open non-soles positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2018 and 2017 in its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	2018	2017
	%	S/000	S/000

Depreciation -
U.S. Dollar	5	47,559	57,125
U.S. Dollar	10	90,795	109,057

Appreciation -
U.S. Dollar	5	(52,566)	(63,138)
U.S. Dollar	10	(110,972)	(133,292)

33.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the Market Risk Management Department to maintain a wide diversification by currency, geography, provider, product and term.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking: Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and ALM of the respective subsidiary.

Insurance and AFPs:

Insurance: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

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

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2018						2017
	Up to a	From 1 to	From 3 to	From 1 to	Over 5		Up to a	From 1 to	From 3 to	From 1 to	Over 5
	month	3 months	12 months	5 years	Year	Total	month	3 months	12 months	5 years	Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	29,402,396	26,409,954	42,782,806	65,440,380	37,419,428	201,454,964	32,066,988	23,840,167	39,862,618	60,040,832	32,705,161	188,515,766

Financial liabilities by type -
Deposits and obligations	30,659,602	10,717,381	20,100,704	38,903,924	8,663,463	109,045,074	28,360,646	10,523,572	18,803,383	34,738,531	8,662,213	101,088,345
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	2,920,477	3,995,758	4,976,816	4,639,124	6,878,937	23,411,112	3,658,434	1,801,493	6,363,038	6,597,765	6,352,357	24,773,087
Accounts payable to reinsurers and coinsurers	9,087	290,214	5,088	2,144	–	306,533	51,426	140,648	31,489	9,862	–	233,425
Financial liabilities designated at fair value through profit or loss	362,310	–	–	–	–	362,310	168,089	–	–	–	–	168,089
Bonds and notes issued	71,272	133,642	3,062,572	13,316,127	473,092	17,056,705	833,517	130,988	1,059,795	13,471,851	2,905,297	18,401,448
Other liabilities	1,989,185	332,555	421,685	6,013	1,315,576	4,065,014	1,997,270	293,864	298,986	5,310	1,341,955	3,937,385
Total liabilities	36,011,933	15,469,550	28,566,865	56,867,332	17,331,068	154,246,748	35,069,382	12,890,565	26,556,691	54,823,319	19,261,822	148,601,779

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	1,537,102	1,267,858	1,155,340	1,663,518	1,058,385	6,682,203	150,149	123,114	464,466	1,770,499	790,843	3,299,071
Contractual amounts payable (outflows)	556,987	274,168	1,116,070	1,882,494	1,104,179	4,933,898	1,117,375	362,073	628,800	1,791,667	862,514	4,762,429
Total liabilities	980,115	993,690	39,270	(218,976)	(45,794)	1,748,305	(967,226)	(238,959)	(164,334)	(21,168)	(71,671)	(1,463,358)

33.4	Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk.

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk and business continuity, corporate guidelines are used and methodologies and best practices are shared among the Group's companies.

The management of information security is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. The Group designs and develops the guidelines described in the policy and procedures to have strategies for availability, privacy and integrity of the information assets of the organization.

33.5	Risk of the insurance activity -

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

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, determining whether the need exists to establish an allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

33.6	Capital management -

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

As of December 31, 2018 and 2017, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/25,063.9 million and S/21,723 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/4,658.1 million the minimum regulatory capital required as of December 31, 2018 (approximately S/3,710.3 million as of December 31, 2017).

33.7	Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		As of December 31, 2018
	Note	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Foreign currency forwards		–	124,688	–	124,688
Interest rate swaps		–	165,172	–	165,172
Cross currency swaps		–	120,744	–	120,744
Currency swaps		–	354,432	–	354,432
Foreign exchange options		–	1,281	–	1,281
	12(b)	–	766,317	–	766,317

Investments at fair value through profit of loss	6(a)	1,690,430	1,012,801	809,214	3,512,445
Financial assets at fair value through profit or losss	8	470,112	51,074	–	521,186

Investments at fair value through other comprehensive income:
Debt instruments:
Corporate, leasing and subordinated bons		1,497,082	7,132,691	5,279	8,635,052
Certificates of deposit BCRP		–	9,829,584	–	9,829,584
Government treasury bonds		4,587,264	681,282	–	5,268,546
Securitization instruments		–	521,452	–	521,452
Negotiable certificates of deposit		–	289,148	–	289,148
Other instruments		–	3,384	–	3,384
Equity instruments		235,566	395,722	17,381	648,669
	6(b)	6,319,912	18,853,263	22,660	25,195,835
Total financial assets		8,480,454	20,683,455	831,874	29,995,783

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		–	153,560	–	153,560
Foreign currency forwards		–	104,206	–	104,206
Cross currency swaps		–	55,454	–	55,454
Currency swaps		–	401,856	–	401,856
Foreign exchange options		–	728	–	728
	12(b)	–	715,804	–	715,804

Financial liabilities at fair value through profit or loss		–	362,310	–	362,310
Total financial liabilities		–	1,078,114	–	1,078,114

		As of December 31, 2017
	Note	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Forward foreign exchange contracts		–	62,353	–	62,353
Interest rate swaps		–	228,461	–	228,461
Cross currency swaps		–	75,944	–	75,944
Currency swaps		–	332,376	–	332,376
Foreign exchange options		–	2,692	–	2,692
	12(b)	–	701,826	–	701,826

Investments at fair value through profit of loss	6(a)	1,611,952	2,410,315	2,470	4,024,737
Financial assets at fair value through profit or loss	8	484,930	52,755	–	537,685

Investments available for sale:
Debt instruments:
Certificates of deposit BCRP		–	7,923,706	–	7,923,706
Corporate, leasing and subordinated bons		3,988,785	4,489,275	1,461	8,479,521
Government treasury bonds		4,074,302	658,461	–	4,732,763
Participation in mutual funds		745,546	–	79,533	825,079
Other instruments		105,787	1,002,557	537,065	1,645,409
Equity instruments		317,020	417,703	82,690	817,413
	6(c)	9,231,440	14,491,702	700,749	24,423,891
Total financial assets		11,328,322	17,656,598	703,219	29,688,139

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		–	94,785	–	94,785
Forward foreign exchange contracts		–	56,869	–	56,869
Cross currency swaps		–	134,349	–	134,349
Currency swaps		–	349,779	–	349,779
Foreign exchange options		–	980	–	980
	12(b)	–	636,762	–	636,762

Bonds and Notes issued at fair value		–	7,986,539	–	7,986,539
Financial liabilities at fair value through profit or loss		–	168,089	–	168,089
Total financial liabilities		–	8,791,390	–	8,791,390

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

As of December 31, 2018, the balance of receivables and payables corresponding to derivatives amounted to S/766.3 million and S/715.8 million respectively, See Note 12(b), generating DVA and CVA adjustments for approximately S/15.4 million and S/17.1 million respectively. The net impact of both items in the consolidated statement of income amounted to S/0.2 million. As of December 31, 2017, the balance of receivables and payables corresponding to derivatives amounted to S/701.8 million and S/636.8 million, respectively, See Note 12(b), generating DVA and CVA adjustments for approximately S/12.6 million and S/16.3 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/1.4 million.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 –

Valuation of BCRP certificates of deposit, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

BCRP certificates of deposit (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2018 and 2017, the net unrealized loss (gain) of Level 3 financial instruments amounted to S/2.3 million and S/39.1 million, respectively. During 2018 and 2017, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa. Also, there have been no transfers between Level 1 and Level 2.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	As of December 31, 2018					As of December 31, 2017
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	–	22,168,516	–	22,168,516	22,168,516	–	23,221,987	–	23,221,987	23,221,987
Cash collateral, reverse repurchase	–	4,082,942	–	4,082,942	4,082,942	–	7,480,420	–	7,480,420	7,480,420
Investments at amortized cost	3,815,301	337,821	–	4,153,122	4,154,838	–	–	–	–	–
Held–to–maturity investments	–	–	–	–	–	4,088,520	561,562	–	4,650,082	4,413,373
Loans, net	–	126,581,269	–	126,581,269	126,581,269	–	115,346,836	–	115,346,836	115,346,836
Premiums and other policies receivable	–	887,273	–	887,273	887,273	–	656,829	–	656,829	656,829
Accounts receivable from reinsurers and coinsurers	–	842,043	–	842,043	842,043	–	715,695	–	715,695	715,695
Due from customers on acceptances	–	967,968	–	967,968	967,968	–	532,034	–	532,034	532,034
Other assets	–	2,306,460	–	2,306,460	2,306,460	–	1,759,125	–	1,759,125	1,759,125
Total	3,815,301	158,174,292	–	161,989,593	161,991,309	4,088,520	150,274,488	–	154,363,008	154,126,299

Liabilities

Deposits and obligations	–	104,551,310	–	104,551,310	104,551,310	–	97,170,411	–	97,170,411	97,170,411
Payables on repurchase agreements and securities lending	–	9,415,357	–	9,415,357	9,415,357	–	13,415,843	–	13,415,843	13,415,843
Due to Banks and correspondents and other entities	–	8,520,401	–	8,520,401	8,448,140	–	8,034,990	–	8,034,990	7,996,889
Banker’s acceptances outstanding	–	967,968	–	967,968	967,968	–	532,034	–	532,034	532,034
Payable to reinsurers and coinsurers	–	308,602	–	308,602	308,602	–	235,185	–	235,185	235,185
Bond and notes issued	–	15,928,607	–	15,928,607	15,457,540	–	8,830,070	–	8,830,070	8,255,718
Other liabilities	–	2,996,068	–	2,996,068	2,996,068	–	3,270,714	–	3,270,714	3,270,714
Total	–	142,688,313	–	142,688,313	142,144,985	–	131,489,247	–	131,489,247	130,876,794

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2018 and 2017, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

33.8	Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2018 and 2017, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2018	2017

Pension funds	47,452	48,868
Investment funds	40,186	37,567
Equity managed	15,397	12,874
Bank trusts	4,608	3,435
Total	107,643	102,744

34	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies –

i)	Madoff Trustee Litigation -

On September 22, 2011, the Trustee for the liquidations of Bernard L. Madoff Investment Securities LLC (BLMIS), (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/404.8 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited Fund in Liquidation (hereafter “Fairfield”), a fund that invested in BLMIS.

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

On March 16, 2017, the Trustee appealed this decision, additionally seeking that the appeal be heard be heard before the Second Circuit of the Court of Appeal of the United States. On September 27, 2017, the Court of Appeals admitted the hearing of the Trustee’s appeal directly before said Court. On January 10, 2018, the Trustee presented to the Court the written arguments that support his appeal. Dated April 18 and May 9 of 2018, respectively, ASB and the Trustee have submitted additional written arguments supporting their respective positions on the subject.

The Court of Appeals held an oral hearing on the case on November 16, 2018; the Court listened to the arguments of both parties. On February 25, 2019, the Court of Appeals issued its resolution whereby it has revoked the resolution of the Bankruptcy Court. Although the decision of the Court of Appeals is an adverse outcome in the process does not mean a final result in the trial, but leaves aside a procedural defense that we had. Our attorneys in the United States will be meeting in the next few days with the attorneys of the other defendants to evaluate the next steps.

Management believes that, nevertheless the resolution of the Court of Appeals, ASB has other valid defense arguments against the Madoff Trustee's claims presented in the Complaint and intends to answer the Claim. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulting in a net loss in the funds that ASB managed on behalf of its costumers for approximately US$78.0 million (equivalent to approximately S/263.1 million) as of December, 2008.

ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115.0 million (equivalent to approximately S/387.9 million), reflecting ASB’s redemptions of certain investments in Fairfield Sentry Limited, together with investment returns thereon. These are essentially the same moneys that the Madoff Trustee seeks to recover in the Madoff Litigation described above.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by consent of the parties, the Bankruptcy Court decreed the suspension of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in the light of the pending litigation in the British Virgin Island courts (BVI litigation) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry. This suspension has been lifted, and on September 18, 2016, the Fairfield Liquidator filed a New Complaint (the modified original Complaint) against ASB. On January 13, 2017, ASB has presented, together with other defendants, a procedural motion/defense for the Complaint to be dismissed. On January 25, 2018, a hearing was held in which the parties have orally presented their arguments in support of each of their positions.

On August 6, 2018 the Bankruptcy Court issued a resolution stating that it has jurisdiction over the matter being sued, but that it will still have to determine whether the complaint has sufficient substantive grounds (merits) to be protected and also whether the Court has jurisdiction regarding each of the defendants. The latter will have to be determined case by case based on an analysis of the facts referred to each one of the defendants. On December 12, 2018, the Court issued a resolution sheltering, in part, and denying in part, the motion to dismiss the claim. In said resolution, the Court orders the Fairfield Liquidator to negotiate or reach agreements with the defendant parties, observing the provisions of said resolution.

Management considers that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

35	EVENTS OCURRED AFTER THE REPORT PERIOD

a)	Issuance of bonds -

In January 2019, Banco de Credito del Peru S.A., issued bonds in the Japanese market for a nominal amount of US$70.0 million, with the purpose of diversify funding sources and achieve conditions that compare favorably to issuances in other markets.

b)	Acquisition of Ultraserfinco S.A. Comisionista de Bolsa –

Credicorp Ltd., through its subsidiary Credicorp Capital Holding Colombia, reached an agreement on February 12, 2019 with the shareholders of Ultraserfinco S.A. Comisionista de Bolsa, one of the leading financial services companies in Colombia, to acquire the 100 percent stake in such entity for approximately US$43.0 million. Closing of this transaction is subject to the approval from the authorities in Colombia, at which time the transaction will be completed.

