Form 20-F
period 2019-12-31
CREDICORP LTD
filed 2020-05-29
CIK 1001290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ________ to ________

Commission file number 1-14014

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of incorporation or organization)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive offices)

Cesar Rios
Chief Financial Officer
Credicorp Ltd
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
Phone (+511) 313 2014
Facsimile (+511) 313 2121
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $5.00 per share	BAP	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐ No ☒

Explanatory Note

As previously reported by Credicorp Ltd., or the Company, on its Form 6-K furnished on April 27, 2020 to the Securities and Exchange Commission, or the SEC, the Company is relying on the SEC’s Order, or the Order, under Section 36 of the Securities Exchange Act of 1934, as amended, Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465) to file this annual report on Form 20-F for the year ended December 31, 2019 within the time frame of the extension, on or before June 15, 2020.

Due to the circumstances related to COVID-19, on March 15, 2020, the government of Peru declared a national state of emergency. Under the state of emergency, Peru enacted a mandatory quarantine, from March 16, 2020, at which point the government of Peru closed all international borders (land, air, and maritime) and suspended all interprovincial travel within Peru (land, air, and river). The state of emergency also includes a prohibition of large gatherings, the institution of a curfew, and limitations on the use of private vehicles, among other limitations. The government of Peru has extended the quarantine and curfew until June 30, 2020, and has directed the military to detain any persons in noncompliance with these restrictions as well as imposing fines. The prohibition of large gatherings, the institution of a curfew, and limitations on the use of private vehicles, among other limitations, has limited access to our facilities by executives, support staff and professional advisors. This, in turn, delayed the Company’s ability to complete its annual review and prepare the annual report by the original filing deadline of April 30, 2020, and the Company is hereby filing this annual report on Form 20-F, including our audited financial statements in xBRL format, on the date hereof (which date is within 45 days after the original due date, as required by the Order).

CONTENT

ABBREVIATIONS

Abbreviations	Meaning
AFM	Administradora de Fondos Mutuos or Mutual Fund Administrators
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators – Peru
AGF	Administradora General de Fondos or General Funds Management
ALCO	Asset and Liabilities Committee
ALM	Asset and Liabilities Management Service
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia's Stock Market Self-regulator
ANPDP	Autoridad Nacional de Protección de Datos Personales
ASB	Atlantic Security Bank
ASBANC	Asociacion de Bancos del Peru or Association of Banks of Peru
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority – Bolivia
ASHC	Atlantic Security Holding Corporation
ASOMIF	Asociacion de Instituciones de Microfinanzas del Peru or Association of Microfinance Institutions of Peru
ASOMICROFINANZAS	Asociacion Colombiana de Instituciones Microfinancieras or Association of Microfinance Institutions of Colombia
ATM	Automated Teller Machine (cash machine)
ATPDEA	Andean Trade Promotion and Drug Eradication Act
AuC	Assets under Custody
AuMs	Assets under Management
Bancompartir	Banco Compartir S.A. de Colombia
BCB	Banco Central de Bolivia or Bolivian Central Bank
BCI	Banco de Credito e Inversiones de Chile
BCM	Business Continuity Management
BCP Bolivia	Banco de Credito de Bolivia
BCP Consolidated	Banco de Credito del Peru, including subsidiaries such as Mibanco. It is also called BCP
BCP Stand-alone	Banco de Credito del Peru including BCP Panama and BCP Miami, branches located overseas and excluding subsidiaries.
BCRP	Banco Central de Reserva del Peru or Peruvian Central Bank
BLMIS	Bernard L. Madoff Investment Securities LLC
BOB	Bolivianos, Bolivian Currency
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAE	Chief Audit Executive
CAF	Corporacion Andina de Fomento or Andean Development Corporation
CAGR	Compound annual growth rate
CCSI	Credicorp Capital Securities Inc.
CEO	Chief Executive Officer
CET1	Common Equity Tier I

CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority
CLP	Chilean peso
CMF	Comision del Mercado Financiero or Financial Markets Commission of Chile
CODM	Chief Operating Decision Maker
COFIDE	Corporacion Financiera de Desarrollo S.A. or Peruvian Government-Owned Development Bank
CONFIEP	Confederacion Nacional de Instituciones Empresariales Privadas or National Confederation of Private Business Institutions in Peru
Congress	Congress of the Republic of Peru
COO	Chief Operating Officer
COP	Colombian peso
COPEME	Consorcio de Organizaciones Privadas de Promocion al Desarrollo de la Micro y Pequeña Empresa
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPS	Comision de Proteccion Social or Social Protection Committee of Peru
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa S.A.
Credicorp Capital Chile	Credicorp Capital Chile S.A., operating subsidiary of Credicorp Capital Holding Chile
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondos S.A.
Credicorp Capital Holding Chile	Credicorp Capital Holding Chile S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Colombia	Credicorp Capital Holding Colombia S.A.S., holding subsidiary of Credicorp Capital Ltd.
Credicorp Holding Colombia	Credicorp Holding Colombia S.A.S., holding subsidiary of Credicorp Ltd. Holding of Credicorp Capital Colombia S.A.S. and Banco Compatir S.A.
Credicorp Capital Holding Peru	Credicorp Capital Holding Peru S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Peru	Credicorp Capital Peru S.A.A., operating subsidiary of Credicorp Capital Holding Peru, and formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Credititulos S.A.
CRS	Common Reporting Standards
D&S	Disability and Survivorship
DTA	Deferred Tax Assets
EAP	Economically Active Population
Edpyme	Empresas de Desarrollo de Pequeña y Microempresa or Small and Micro Firm Development Institutions
Edyficar	Empresa Financiera Edyficar S.A.

ENEL	Enel Distribucion Peru S.A.A.
EPS	Entidad Prestadora de Salud or Health Care Facility
FAE-MYPE	Fondo de Apoyo Empresarial a la MYPE or SME Business Support Fund
FARC	Fuerzas Armadas Revolucionarias Colombianas or Revolutionary Armed Forces of Colombia
FATCA	Foreign Account Tax Compliance Act
FC	Foreign Currency
FCG	Financial Consolidated Group
FED	Federal Reserve System – US
FELABAN	Federation of Latin American Banks
FFIEC	Federal Financial Institutions Examination Council
FI	Financial Institutions
FIBA	Florida International Bankers Associations
FINRA	Financial Industry Regulatory Authority – US
FMV	Fair market value
FTA	Free Trade Agreement
FuMs	Funds under Management
FSD	Deposit Insurance Fund
FX	Foreign Exchange
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
IASB	International Accounting Standards Board
IBNR	Incurred but not reported
ICBSA	Inversiones Credicorp Bolivia S.A.
INDECOPI	Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
IGA	Intergovernmental Agreements
IGBVL	Indice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IGV	Impuesto General a las Ventas or Value Added Tax
IIA	Institute of Internal Auditors
ILCR	Internal liquidity coverage ratio
IMF	International Monetary Fund
Inversiones IMT	Inversiones IMT S.A., currently eliminated, and replaced as an operating subsidiary by Credicorp Capital Chile
IOL	Internal Overdue Loans
IPO	Initial Public Offering
IPPF	International Professional Practices Framework of Internal Auditing
IRB	Internal Ratings-Based
IRS	Internal Revenue Service
ISACA	Information Systems Audit and Control Association

IT	Information Technology
KRI	Key Risk Indicators
Krealo	Krealo S.P.A.
LC	Local Currency
LCR	Liquidity Coverage Ratio
LIBOR	London Interbank Offered Rate
LoB	Lines of Business
LTV	Loan to Value
M&A	Mergers and Acquisitions
MEF	Ministry of Economics and Finance
Mibanco	Mibanco, Banco de la Microempresa S.A.
MILA	Mercado Integrado Latinoamericano or Integrated Latin American Market - among Chile, Colombia, Mexico and Peru
MMD	Middle-Market Division
MRTA	Movimiento Revolucionario Tupac Amaru or Tupac Amaru Revolutionary Movement
NIM	Net Interest Margin
NIST	National Institute of Standards and Technology
NPL	Non-performing loans
NYSE	New York Stock Exchange
OCI	Other Comprehensive Income
OECD	Organization for Economic Cooperation and Development
OPA	Oferta Publica de Adquisicion or Public Tender Offer
P&C	Property and casualty (P&C)
PEN	Peruvian Sol
RBG	Retail Banking Group
RB&WM	Retail Banking & Wealth Management Group
REDESUR	Red Electrica del Sur S.A.
REJA	Special Regime for Early Retirement
ROAA	Return on Average Assets
ROAE	Return on Average Equity
ROE	Return on equity
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SAM	Standardized Approach Method
SARs	Stock Appreciation Rights
SBP	Superintendencia de Bancos de Panama
SBS	Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or Superintendence of Banks, Insurance and Pension Funds - Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Superintendence of Securities and Insurance

SISCO	Disability, survivorship and burial expenses policies for the Private Pension Fund System
SME	Small and Medium Enterprise
SME – Pyme	Small and medium enterprise – Pequeña y microempresa or Small and micro enterprise
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market – Peru
SMVP	Superintendencia de Mercado de Valores de Panama
Solucion EAH	Solucion Empresa Administradora Hipotecaria
SPP	Sistema Privado de Pensiones or Private Pension System
SUNAT	Superintendencia Nacional de Aduanas y de Administracion Tributaria or Superintendence of Tax Administration – Peru
TAG	Consultancy boutique for Microsoft
TOSE	Total Liabilities Subject to Reserve Requirements
TPP	Trans-Pacific Parternship
UAI	Internal Audit Unit
USDPEN	Currency exchange in American Dollar against Peruvian Sol in the FX Trading Desk
VaR	Value at Risk
VAT	Value-added tax
VRAEM	Valley of Rivers, Apurimac, Ene and Mantaro
WBG	Wholesale Banking Group

PRESENTATION OF FINANCIAL INFORMATION

Credicorp Ltd. is a Bermuda limited liability company (and is referred to in this Annual Report as Credicorp, the Company, the Group, we, or us, each of which means either Credicorp Ltd. as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in Peruvian Soles and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from Generally Accepted Accounting Principles in the United States (U.S. GAAP).

The balances of financial instruments as of December 31, 2019 and 2018 have been prepared in accordance with IFRS 9 “Financial Instruments”; the balances of the previous periods have been prepared in accordance with IAS 39 “Financial Instruments: Measurement and recognition”, see Note 3(a) (vii) of the Credicorp Consolidated Financial Statements. Also, the balances of leases as of December 31, 2019 have been prepared in accordance with IFRS 16 “Leases”; and the balances of the previous period have been prepared in accordance with IAS 17 “Leases”, see Note 3(j) of the Credicorp Consolidated Financial Statements.

We operate primarily through our four lines of business (LoB): Universal Banking, Microfinance, Insurance & Pensions and Investment Banking and Wealth Management. For information about these LoBs, see “Item 4. Information on the Company – 4.B Business Overview”.

Our nine main operating subsidiaries are: (i) Banco de Credito del Peru (BCP Stand-alone); (ii) Banco de Credito de Bolivia (BCP Bolivia), which we hold through Inversiones Credicorp Bolivia S.A. (ICBSA); (iii) Mibanco Banco de la Microempresa S.A. (Mibanco); (iv) Pacifico Compañia de Seguros y Reaseguros (which together with its consolidated subsidiaries, is referred to as Grupo Pacifico); (v) Prima AFP; (vi) Edyficar S.A.S. (Encumbra); (vii) Banco Compartir S.A. (Bancompatir); (viii) Credicorp Capital Ltd. (which, together with its subsidiaries, is referred to as Credicorp Capital) and (ix) Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (which are referred to as ASB and ASHC, respectively). As of and for the year ended December 31, 2019, BCP Stand-alone represented 74.4% of our total assets, 74.2% of our net profit and 63.9% of our equity attributable to Credicorp’s equity holders (that is, its shareholders). Unless otherwise specified, the financial information for BCP Stand-alone, BCP Bolivia, Mibanco, ASB, Grupo Pacifico, Prima AFP and Credicorp Capital included in this Annual Report is presented in accordance with IFRS and before eliminations for consolidation purposes. See “Item 3. Key Information – 3.A Selected Financial Data” and “Item 4. Information on the Company – 4.A History and Development of the Company”. We refer to BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, Prima AFP, Credicorp Capital and ASB as our main operating subsidiaries.

“Item 3. Key Information – 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our Consolidated Financial Statements as of December 31, 2015, 2016, 2017, 2018 and 2019.

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “S/”, “Sol”, “local currency” or “Soles” are to Peruvian Soles (each Sol is divided into 100 centimos (cents), and references to “$”, “US$,” “Dollars” or “US Dollars” are to United States Dollars.

Some of our subsidiaries, namely ASB and two subsidiaries of Credicorp Capital, Credicorp Capital Securities Inc. (CCSI) and Credicorp Capital Asset Management, maintain their operations and balances in US Dollars and other currencies. As a result, in certain instances throughout this Annual Report, we have translated US Dollars and other currencies to Soles. You should not construe any of these translations as representations that the US Dollar amounts actually represent such equivalent Sol amounts or that such US Dollar amounts could be converted into Soles at the rate indicated, as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from US Dollar amounts at an exchange rate of S/3.314 = US$1.00, which is the December 31, 2019 exchange rate set by the Peruvian Superintendence of Banks, Insurance and Pension Funds (SBS by its Spanish initials). Converting US Dollars to Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would result by converting the same amount of US Dollars on a different specified date (at the prevailing exchange rate on such date). Our Bolivian subsidiary operates in Bolivianos. For consolidation purposes, our Bolivian subsidiary’s financial statements are also presented in Soles. Our Colombian and Chilean subsidiaries operate in Colombian Pesos and Chilean Pesos, respectively, and their financial statements are also converted into Soles for consolidation purposes.

Our management’s criteria for translating foreign currency, for the purpose of preparing the Credicorp Consolidated Financial Statements, are described in “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – (1) Critical Accounting Policies – 1.3 Foreign Exchange”.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections entitled “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, which are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (or the Exchange Act). You can find many of these statements by looking for words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “goal”, “seek”, “project”, “strategy”, “future”, “likely”, “should”, “will”, “would”, “may”, or other similar expressions referring to future periods.

Forward-looking statements are based only on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance, or events may be materially different from those in the forward-looking statements due to, without limitation, the following factors:

•	Particular economic conditions in Peru;
•	The occurrence of disasters or political or social instability in Peru;
•	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders;
•	Performance of, and volatility in, financial markets, including Latin-American and other emerging markets;
•	The frequency and severity of insured loss events;
•	Fluctuations in interest rate levels;
•	Currency exchange rates, including the Sol/US Dollar exchange rate;
•	Deterioration in the quality of our loan portfolio;
•	Increasing levels of competition in Peru and other emerging markets;
•	Developments and changes in laws and regulation and adoption of new international guidelines;
•	Changes in the policies of central banks and/or foreign governments;
•	General competitive factors, in each case on a global, regional and/or national basis, including in the Peruvian banking industry;
•	Effectiveness of our risk management policies and of our operational and security systems;
•	Losses associated with counterparty exposures; and
•	The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing.

See “Item 3. Key Information - 3.D Risk Factors” and “Item 5. Operating and Financial Review and Prospects”.

Any forward-looking statement made by us in this Annual Report is based only on information currently available to us and is made only as of the date on which it is made. We are not under any obligation to, and we expressly disclaim any obligation to, update or alter any forward-looking statements contained in this Annual Report whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A	Selected financial data

The following table presents a summary of our consolidated financial information at the dates and for the periods indicated. This selected financial data is presented in Soles. You should read this information in conjunction with, and qualify this information in its entirety by reference to, the Consolidated Financial Statements, which are also presented in Soles.

The summary of our consolidated financial data as of, and for the years ended, December 31, 2015, 2016, 2017, 2018 and 2019 were derived from the Consolidated Financial Statements audited by Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited, independent registered public accountants.

The report of Gaveglio, Aparicio y Asociados S.C.R.L on the Consolidated Financial Statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2015	2016	2017	2018	2019	2019
	(In thousands of Soles, except percentages, ratios, and per common share data)					In thousands of US Dollars(1)
INCOME STATEMENT DATA:
IFRS:
Interest and similar income	9,784,089	10,773,055	11,030,683	11,522,634	12,381,664	3,708,565
Interest and similar expenses	(2,527,133)	(2,914,714)	(2,959,196)	(3,033,529)	(3,290,867)	(985,683)
Net Interest, similar income and expenses	7,256,956	7,858,341	8,071,487	8,489,105	9,090,797	2,722,882
Provision for credit losses on loan portfolio (2)	(2,052,177)	(2,063,209)	(2,057,478)	(1,814,898)	(2,100,091)	(629,021)
Recoveries of written-off loans	171,279	277,714	268,313	283,190	254,155	76,125
Provision for credit losses on loan portfolio, net of recoveries	(1,880,898)	(1,785,495)	(1,789,165)	(1,531,708)	(1,845,936)	(552,896)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	5,376,058	6,072,846	6,282,322	6,957,397	7,244,861	2,169,986
Commissions and fees	2,644,191	2,771,561	2,911,408	3,126,857	3,232,781	968,285
Net gain on foreign exchange transactions	773,798	698,159	650,228	737,954	748,382	224,156
Net gain on securities	215,106	339,930	760,772	242,829	546,814	163,782
Net gain on derivatives held for trading	207,938	44,500	103,580	13,262	6,043	1,810
Net gain from exchange differences	46,563	-	17,394	16,022	19,735	5,911
Others income	181,654	189,911	249,197	273,882	344,229	103,104
Total other income	4,069,250	4,044,061	4,692,579	4,410,806	4,897,984	1,467,048
Net premiums earned	1,700,478	1,850,782	1,875,973	2,091,366	2,419,349	724,645
Net claims incurred for life, general and health insurance contracts	(1,031,659)	(1,098,905)	(1,118,304)	(1,239,635)	(1,554,477)	(465,598)
Acquisition cost	(193,550)	(238,700)	(269,504)	(380,310)	(365,848)	(109,579)
Total other expenses (3)	(5,559,985)	(5,738,656)	(5,888,132)	(6,247,410)	(6,666,461)	(1,996,743)
Profit before income tax	4,360,592	4,891,428	5,574,934	5,592,214	5,975,408	1,789,759
Income tax	(1,197,207)	(1,281,448)	(1,393,286)	(1,520,909)	(1,623,077)	(486,145)
Net profit	3,163,385	3,609,980	4,181,648	4,071,305	4,352,331	1,303,613
Attributable to:
Credicorp’s equity holders	3,092,303	3,514,582	4,091,753	3,983,865	4,265,304	1,277,547
Non-controlling interest	71,082	95,398	89,895	87,440	87,027	26,066
Number of shares as adjusted to reflect changes in capital (4)	79,478,484	79,466,780	79,480,309	79,499,043	79,510,153
Net basic earnings per common share attributable to Credicorp’s equity holders (5)	38.91	44.23	51.49	50.13	53.66	16.07
Net dilutive earnings per common share attributable to Credicorp’s equity holders (5)	38.84	44.15	51.35	49.99	53.53	16.03
Cash dividends declared per common share Soles (6)	8.1910	12.2865	14.1726	20.0000	30.0000	-
Additional cash dividends declared per common share Soles (6)	-	15.7000	-	8.0000	-	-

	As of December 31,
	2015	2016	2017	2018	2019	2019
	(In thousands of Soles, except percentages, ratios, and per common share data)					In thousands of US Dollars(1)
STATEMENT OF FINANCIAL POSITION DATA:
IFRS:
Total assets	155,480,217	156,435,222	170,472,283	177,263,201	187,876,691	56,691,820
Total loans (7)	90,328,499	94,768,901	100,477,775	110,759,390	115,609,679	34,885,238
Allowance for loan losses (2)	(4,032,219)	(4,416,692)	(4,943,008)	(5,314,531)	(5,507,759)	(1,661,967)
Total deposits (8)	88,307,962	85,583,120	96,717,674	103,984,124	111,324,194	33,592,092
Equity attributable to Credicorp’s equity holders	16,128,016	19,656,135	21,756,567	23,839,243	26,237,960	7,917,308
Non-controlling interest	599,554	460,376	497,136	426,833	508,350	153,395
Total equity	16,727,570	20,116,511	22,253,703	24,266,076	26,746,310	8,070,703

	Year ended December 31,
	2015	2016	2017	2018	2019
SELECTED RATIOS
IFRS:
Net interest margin – NIM (9)	5.45%	5.46%	5.33%	5.30%	5.42%
Return on average total assets – ROAA (10)	2.13%	2.25%	2.50%	2.29%	2.34%
Return on average equity -ROAE (11)	20.54%	19.64%	19.76%	17.47%	17.03%
Operating efficiency (12)	42.77%	42.98%	43.42%	43.82%	42.37%
Operating expenses as a percentage of average assets (13)	3.77%	3.66%	3.63%	3.67%	3.62%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.37%	12.57%	12.76%	13.45%	13.97%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (14)	15.95%	16.33%	15.92%	16.22%	16.65%
Total internal overdue loan amounts as a percentage of total loans (15)	2.56%	2.77%	3.01%	2.82%	2.86%
Allowance for direct loan losses as a percentage of total loans	4.25%	4.44%	4.48%	4.47%	4.43%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (16)	3.69%	3.85%	4.12%	4.04%	4.03%
Allowance for direct loan losses as a percentage of total internal overdue loans (17)	166.16%	160.55%	148.98%	158.75%	155.04%
Allowance for direct loan losses as a percentage of impaired loans (18)	105.35%	99.90%	98.36%	94.56%	88.05%

Note: Total internal overdue includes internal overdue loans and under legal collection loans.

(1)	Translated for convenience only from Sol amounts to US Dollar amounts using exchange rates of S/3.314000 = US$1.00, which is the December 31, 2019 exchange rate set by the SBS, for statement of financial position data and of S/3.338667 = US$1.00, which is the average exchange rate on a monthly basis in 2019, for income statement data (for consistency with the annual amounts being translated).

(2)	Provision for credit losses on loan portfolio and allowance for loan losses include provisions and reserves with respect to direct loans losses and indirect loans losses or off-balance sheet items such as guarantees and standby letters, performance bonds, and import and export letters of credit.

(3)	Total other expenses include net loss from exchange differences amounted to S/60.6 million in 2016.

(4)	The number of shares consists of capital stock (see Note 18(a) to the Consolidated Financial Statements) less treasury stock (see Note 18 (b) to the Consolidated Financial Statements).

(5)	Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock (see Note 30 to the Consolidated Financial Statements).

(6)	Dividends based on net profit attained for the financial year 2015 were declared in Soles and paid in US Dollars after converting the Soles amount using the weighted exchange rate of PEN/US$ as published by the SBS for transactions at the close of business on the declaration date. Dividends based on net profit attained for the financial years 2016, 2017 and 2018 were declared in Soles and paid in US Dollars on May 12, 2017, May 11, 2018 and May 10, 2019, respectively, using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 10, 2017, May 9, 2018 and May 8, 2019, respectively. In October 25, 2017 and September 25, 2019, the Credicorp Board of Directors agreed to pay an additional dividend from the reserves, which was declared in Soles and paid in US Dollars on November 24, 2017 and November 22, 2019, respectively, using the weighted exchange rate registered by the SBS for the transactions at the close of business on November 22, 2017 and November 20, 2019, respectively. Dividends based on net profit attained for the financial year 2019 were declared in Soles and will be paid in US Dollars on May 8, 2020 using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 6, 2020.

(7)	“Total loans” refers to “loans, net of unearned income” as disclosed in our Consolidated Financial Statements, which equals direct loans plus accrued interest minus unearned interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in Note (2) above that amounted to S/19,004.7 million, S/19,832.0 million, S/19,369.6 million, S/20,774.3 and S/21,081.0 million, as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively. See Note 21 to the Consolidated Financial Statements.

(8)	“Total deposits” excludes Interest payable. See Note 14 to the Consolidated Financial Statements.

(9)	Net interest similar income and expenses as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances.

(10)	Net profit attributable to Credicorp’s equity holders as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.

(11)	Net profit attributable to Credicorp’s equity holders as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances.

(12)	Sum of salaries and employee benefits, administrative expenses, depreciation and amortization, acquisition cost and association in participation, all as percentage of the sum of net interest income, commissions and fees, net gain from exchange differences, net gain in associates, net premiums earned, net gain on foreign exchange transactions and net gain on derivatives held for trading. Acquisition cost includes net fees, underwriting expenses and underwriting income.

(13)	Sum of salaries and employee benefits, administrative expenses, depreciation and amortization and acquisition cost, all as percentage of average total assets.

(14)	Regulatory capital calculated in accordance with guidelines established by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (Basel Committee Accord) as adopted by the SBS. See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources - (1) Capital Adequacy Requirements for Credicorp.”

(15)	Depending on the type of loan, BCP Stand-alone and Mibanco consider corporate, large business and medium business loans to be internal overdue loans for after 15 days; and overdrafts, small and micro business to be internal overdue loans after 30 days. For consumer, mortgage and leasing loans the past-due installments are considered internal overdue after 30 to 90 days and after 90 days, the outstanding balance of the loan is considered internal overdue. ASB considers internal overdue loans all overdue loans when the scheduled principal and/or interest payments are overdue for more than 30 days. BCP Bolivia considers loans as internal overdue after 30 days.

(16)	Other off-balance-sheet items primarily consist of guarantees and stand-by letters, performance bonds, and import and export letters of credit. See Note 21 to the Consolidated Financial Statements.

(17)	Allowance for direct loan losses, as a percentage of all internal overdue loans without accounting for collateral securing such loans.

(18)	Allowance for direct loan losses as a percentage of direct loans classified as impaired debt. See “Item 4. Information on the Company - 4.B Business Overview - (10) Selected Statistical Information - 10.3 Loan Portfolio - 10.3.7 Classification of the Loan Portfolio”.

3. B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D	Risk Factors

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

(1) Our geographic location exposes us to risks related to Peruvian political, social and economic conditions.

Most operations of BCP Stand-alone, Grupo Pacifico, Prima AFP, Mibanco and a significant part of Credicorp Capital’s operations are located in Peru. In addition, while ASB is based outside of Peru, most of its customers are located in Peru. Therefore, our results are affected by economic activity in Peru. Changes in economic conditions, both international and domestic, or government policies can alter the financial health and normal development of our businesses. These changes may include, but are not limited to, high inflation, currency depreciation, confiscation of private property and financial regulation. Similarly, terrorist activity, political and social unrest, and possible natural disasters (i.e. earthquakes, flooding, etc.) can adversely impact our operations.

Peru has a long history of political instability that includes military coups and a succession of regimes that featured heavy government intervention in the economy. In 1990, Alberto Fujimori took office as president in the middle of hyperinflation (7,649.7% in 1990) and insecurity due to terrorist activities. Market-based reforms and the gradual success of the authorities in capturing terrorist leaders allowed the country to stabilize, and in 1995 Fujimori was re-elected. The administration was accused of authoritarian behavior, especially after closing Peru’s Congress in 1992 and crafting a new constitution. The Fujimori administration also faced several corruption charges. Shortly after starting a controversial third term, Fujimori resigned from the presidency, and a transitional government led by Valentin Paniagua called for elections to be held in April 2001. After spending several years in Japan, Fujimori was brought back to Peru, and in 2009, he was sentenced to 25 years in prison for premeditated murder and aggravated kidnapping, which constitute human right violations, as well as battery. The governments that have been elected since 2001 are those of Alejandro Toledo, from 2001 to 2006; Alan Garcia, from 2006 to 2011; Ollanta Humala from 2011 to 2016; and Pedro Pablo Kuczynski, whose term began in 2016 (as described below) and was to end in 2021. These administrations, despite their different policy priorities, have each been characterized by political fragmentation (more than ten different political organizations have nominated candidates for President in each of the four elections since 2001) and low popularity (usually around 20% - 30% approval ratings). Each of these administrations has also shared mostly cordial relationships with neighboring countries.

Humala’s presidency ended on July 28, 2016. The first round of presidential elections was held on April 10, 2016. A second round between candidates Ms. Keiko Fujimori and Mr. Pedro Pablo Kuczynski was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on June 5, 2016, and Pedro Pablo Kuczynski was elected president for the 2016-2021 term with 50.12% of the vote (the difference was of 41,438 votes). Kuczynski’s presidential period started in July 28, 2016, with high economic expectations due to the highly skilled technical team that backed him and the government. However, in response to concerns regarding Peru’s public infrastructure contracting process raised by the Lava-Jato case investigations in Brazil and various other countries, on-going infrastructure projects in Peru that started during the Garcia and Humala administrations were put on hold. Since early 2017, Peruvian prosecutors have been investigating former and current local officials in Peru for alleged payments from Odebrecht, a Brazilian construction company implicated in the Lava Jato investigation. Furthermore, during 2017 Peru experienced the negative effects of El Nino Phenomenon, which was the worst El Nino Phenomenon since 1998 due to heavy flooding and infrastructure damage (bridges, road, etc.) in the north of the country (which represents approximately 20% of the Peruvian gross domestic product (GDP)). Moreover, in midst of the Lava-Jato case investigations, in December 2017, a motion to remove the president was proposed by Congress. The vote did not succeed due not meeting the 87 votes threshold required to approve the removal. In March 2018, a second motion to remove the president was presented by Congress. On March 21, 2018 Pedro Pablo Kuczynski presented his resignation as President to the Congress amid high political turmoil. His resignation was accepted on March 22, and on March 23, Martin Vizcarra (Kuczynski’s former first vice-president) took office as President for a term to end July 28, 2021, in a democratic process and as provided in the Constitution of Peru.

President Vizcarra held a Referendum on December 9, 2018 to address the following issues: (i) re-election of members of congress, (ii) reforms regarding financing for political parties, (iii) a reform of the judiciary system, and (iv) the return to the bicameral parliamentary system. All the reforms were approved, except for the return to the bicameral parliamentary system. Moreover, President Vizcarra closed Congress on September 30, 2019 and called for parliamentary elections on January 26, 2020. Importantly, on January 15, 2020, the Constitutional Court of Peru ruled that the dissolution of Congress was constitutional. As a result of parliamentary elections, a new Congress has been formed which will carry out its functions until 2021. The next general elections will occur in April 2021.

Notwithstanding the above, during the past 19 years Peru has experienced a period of relative economic and political stability, especially when compared to the period between 1980 and 2000. This stability has been reflected in Peru’s average growth rate of 4.9% for real GDP and 5.3% for domestic demand (2001-2019); four consecutive democratic transitions; a relatively consistent free-market approach to economic policy; and growth in GDP per capita, which reached US$7,047 in 2019 (equivalent to S/23,353 at an exchange rate of S/3.314 per US$1.00), according to the International Monetary Fund (IMF). Nevertheless, political risk is present in any Peruvian presidential election because it is possible that a radical candidate with more interventionist economic policies could prevail. Ollanta Humala was elected in 2011 on a far-left policy platform, which was cast aside after he assumed office. Moreover, in the first round of the Presidential Elections in 2016, candidate Veronika Mendoza, who also favored a leftist-policy platform, came in third place (with a two percent point difference with Kuczynski) amid promises to vastly further regulate mining projects and to renegotiate gas export contracts. Hence, there is a sizeable portion of the population still asking for an economy that is more reliant on government spending. Further, the macroeconomic impact of the novel COVID-19 outbreak and the government’s response to prevent the spread and mitigate its effects may adversely affect Peru’s economy and lead to social unrest. Therefore, a risk of significant political and economic change remains.

During the 1980’s, Peru experienced significant domestic terrorism. Although the risk of renewed domestic terrorism is not expected, any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy. In 2019, mining represented approximately 9% of Peru’s GDP and approximately 59% of the country’s exports, while oil and gas represented 1% of Peru’s GDP and 6% of exports according to the Peruvian Central Bank (BCRP by its Spanish initials). On several occasions, local communities have opposed these operations and accused them of polluting the environment, hurting agricultural and other traditional economic activities, as well as complained of not receiving the benefits in terms of growth and wealth generated by the mining projects. In late 2011 and throughout 2012, social and political tension peaked around Conga, a gold mining project in Cajamarca in northern Peru. The launch of Conga, which involved investments of approximately US$4.8 billion, failed because of the protests.

Delays or cancellations of mining projects could reduce Peruvian economic growth and business confidence, thereby hurting the financial system both directly (many mining projects are at least partially financed by local financial institutions) and indirectly (overall economic activity could decelerate). Any such effect on to the financial system could have a material adverse effect on our business and result of operations.

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

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, ASB, Prima AFP and Credicorp Capital. Subject to certain reserve and capital adequacy requirements under applicable regulations, we are able to cause our subsidiaries to declare dividends. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, apart from the minimum capital requirements, there are no restrictions on the ability of BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, ASB, Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments. Further, to mitigate the financial effects of the COVID-19 outbreak and ensure a strong capital base, Credicorp may reduce the dividends declared by its subsidiaries, which may affect Credicorp’s ability to declare dividends to its shareholders.

Finally, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (e.g. ASB, BCP Bolivia, Credicorp Capital Holding Chile, and Credicorp Capital Holding Colombia) is subject to the impact of the depreciation of the dividend’s currency against Credicorp’s functional currency. This would have a negative impact on our ability to pay dividends to shareholders. For further details about Credicorp’s Dividend Policy refer to “Item 8. Financial Information – 8.A Consolidated Statements and Other Financial Information – (3) Dividend Policy”.

(4) Our financial statements, mainly our interest-earning assets and interest-bearing liabilities, could be exposed to fluctuations in interest rates, foreign currency exchange rates and exchange controls, which may adversely affect our financial condition and results of operations.

Since January 1, 2014, the functional currency of our financial statements has been the Sol; however, Credicorp’s subsidiaries generate revenues in Soles, US Dollars, Bolivian Bolivianos, Colombian Pesos, and Chilean Pesos. As a consequence, the fluctuation of our functional currency against other currencies, or any exchange controls implemented in the countries in which we operate, could have an adverse impact on our financial condition and results of operations. BCP Stand-alone, BCP Bolivia, ASB, Credicorp Capital Colombia and Credicorp Capital Chile are particularly exposed to foreign exchange fluctuations.

The Peruvian government does not impose restrictions on a company’s ability to transfer Soles, US Dollars or other currencies from Peru to other countries, or to convert Peruvian currency into other currencies. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. For further information, see “Item 10. Additional Information – 10.D Exchange Controls”.

The interest income we earn on our interest-earning assets and the interest expense we pay on our interest-bearing liabilities could be affected by changes in domestic and international market interest rates, which are sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions.

We have implemented several policies to manage the interest rate risk exposure and seek proactively to update the interest rate risk profile to minimize losses and optimize net revenues; however, a sudden and/or significant volatility in market interest rates could have a material adverse effect on our financial condition and results of operations. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk – (9) Sensitivity to Changes in Interest Rates.

We also face foreign exchange risk on credit that we extend through our banking business, which is primarily conducted through BCP Stand-alone. To address this risk, BCP Stand-alone identifies borrowers that may not meet their debt obligations due to currency mismatches, by performing a sensitivity analysis of the credit rating of companies and the debt-service capacity of individuals. Then, we classify borrowers according to their level of foreign exchange credit risk exposure. We monitor these clients and, on an ongoing basis, we revise our risk policies for underwriting loans and managing our portfolio of foreign currency denominated loans. However, these policies may not sufficiently address our foreign exchange risk, resulting in adverse effects on our financial condition and results of operations.

We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching their volumes and maturities. Nevertheless, a sudden and significant depreciation of the Sol could have a material adverse effect on our financial condition and results of operations. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk – (10) Foreign Exchange Risk”.

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

Banking

We are, most directly, subject to extensive supervision and regulation through the SBS’s Banking and Insurance System Law (Ley General del Sistema Financiero y del Sistema de Seguros y Organica de la Superintendencia de Banca y Seguros) and the Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates (Reglamento para la Supervision Consolidada de los Conglomerados Financieros y Mixtos).

The SBS and the BCRP supervise and regulate BCP Stand-alone and Mibanco’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions, including pension funds and insurance companies. The SBS and the BCRP have general administrative responsibilities over BCP Stand-alone and Mibanco, including defining capital and reserve requirements. In past years, the BCRP has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the BCRP. Such changes in the supervision and regulation of BCP Stand-alone and Mibanco may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco”. Furthermore, changes in regulation related to consumer protection made by these agencies may also affect our business.

The Superintendence of the Securities Market (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises certain of our subsidiaries such as BCP, Credicorp Capital Sociedad Agente de Bolsa (Credicorp Capital Bolsa), Credicorp Capital Sociedad Administradora de Fondos (Credicorp Capital Fondos), Credicorp Capital Peru S.A.A. and Credicorp Capital Titulizadora.

In Colombia, we are subject to supervision and regulation through the Superintendence of Securities and Insurance (Superintendencia Financiera de Colombia or SFC by its Spanish initials) and the Colombian Stock Market Self-Regulator (Autorregulador del Mercado de Valores de Colombia or AMV by its Spanish initials). In Chile, we are subject to supervision and regulation through the Chilean Financial Market Commission (Comision para el Mercado Financiero or CMF by its Spanish initials). See “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation – 9.6 Credicorp Capital”.

Changes in U.S. laws or regulations applicable to our business, such as the Foreign Account Tax Compliance Act (FATCA) and well as other international regulations such as the OECD´s Common Reporting Standard (CRS), may have an adverse effect on our financial performance and operations due to significant increase in compliance obligations and their costs going forward.

We are also regulated by the United States Federal Reserve System, which shares its regulatory responsibility with the State of Florida Department of Banking and Finance - Office of Financial Regulation, with respect to BCP’s Miami agency, and by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA), with respect to Credicorp Capital Securities (CCSI), which is a U.S. broker dealer.

Similarly, we are regulated by other governmental entities in other jurisdictions. In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority (CIMA). In Bolivia, we are subject to the supervision of the Financial System Supervisory Authority (ASFI by its Spanish initials) that has assumed all regulatory functions held previously by the Superintendence of Banks and Financial Entities and the Superintendence of Pensions, Securities and Insurance. As of 2010 the insurance and pensions sectors have come out of this regulation and have their own Supervision Authority, the Pensions and Insurance Inspection and Control Authority (Autoridad de Fiscalizacion y Control de Pensiones y Seguros or APS).

Finally, in Panama, we are subject to the supervision of the Superintendence of Banks of Panama (SBS by its Spanish initials) and the regulatory framework set forth in the Decree Law 9 of February 25, 1998. Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

Taxation

For a discussion of Peruvian tax regulation, see “Item 10. Additional Information – 10.E Taxation”.

The Chilean Statutory Income Tax rate to resident legal entities is 25% under the attribution regime and 27% under the semi-integrated regime (same rate for semi-integrated regime since 2018).

Foreign individual or legal resident entities are subject to a 35% dividend withholding tax. This tax applies at the moment of the effective remittance of the dividend and the corporate income tax can be used as a credit. In case of non-treaty country resident shareholders, the corporate tax credit is limited to 65% of the corporate income tax associated to such dividend. Therefore, in this case, the total tax burden for foreign taxpayers, subject to a 35% tax rate, will be 44.45%. Nonetheless, the “65% limit” does not apply to those investors domiciled or resident in a country with which Chile has a Double Taxation Treaty in force. Additionally, a transitory rule provides that this benefit will also be applicable to those investors who are residents of countries with which Chile has a Double Taxation Treaty subscribed and pending ratification, to the extent that the treaty was signed prior to December 31, 2018. This transitory rule would be in effect until December 31, 2021.

If the Chilean entity has chosen the attributed regime, the corporate tax will be fully creditable, regardless of the country of residence of the shareholder.

The Group is under the “Income Tax semi-integrated system”. The additional tax rate has not been changed.

The Colombian corporate income tax rate is, in general, 33% in 2019 and will decrease to 32% in 2020, 31% in 2021 and 30% in 2022. However, a temporary surtax will be applied only to financial institutions whose taxable income equal to or exceeds approximately US$1.3 million. (CC Fiduciaria, our Colombia Trustee Company and Banco Compartir, are eligible for this surtax). In 2020 the surtax rate is 4% (same rate since 2018), decreasing to 3% in 2021 and 2022.

Without prejudice of the provisions established in tax treaties, distribution of dividends to non-residents is subject to a 7.5% withholding tax, in 2019 and 10% from 2020. When the corresponding profits were not taxed at the level of the distributing company, the corporate income tax rate would be applied over the dividends (the percentage will depend on the year of distribution), and after that, the 7.5% in 2019 and 10% from 2020 tax.

Foreign portfolio investment is also subject to the 10% withholding tax. However, in case of previously untaxed corporate profits, instead of applying the general income tax rate, a withholding tax of 25% will be assessed.

Corporate profits earned up to December 31, 2016, are not subject to the 7.5% or 10% withholding tax on dividends, even though if the distribution occurs from and after January 1, 2017.

Finally, as of 2019, profits distributed to Colombian companies are also subject to the 7.5% tax, under similar conditions of non-resident investors, though some exceptions apply. In any case, the tax paid by the Colombian company over the dividends can be transferred to its foreign investors. Therefore, they are entitled to use it as a tax credit against its own tax when they receive dividends.

For details on Income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to note 19 (a) and (d) of the consolidated financial statements.

Insurance

Our Property and Casualty (P&C) and Life insurance business is carried out by Pacifico Compañia de Seguros y Reaseguros S.A. (Pacifico Seguros), which is part of Grupo Pacifico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacifico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacifico is unable to predict whether and to what extent new laws and regulations that may affect its business will be adopted in the future.

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

Pension fund

In 2012, the Peruvian Government passed a law to reform the Private Pension System (SPP by its Spanish initials), which attempted to expand coverage for affiliates, encourage market competition, and decrease administration fees in the SPP.

In 2016, the Congress approved a reform that allows pensioners to withdraw up to 95.5% of their pension funds. This initiative may motivate affiliates that haven’t reached the age of retirement to apply to an early retirement regime by altering their employment situation.

As such, as it pertains to affiliates close to retirement, the withdrawal of 95.5% of their funds will have an effect on the results of operations due to retirees no longer being obliged to pay a commission for administration of funds. In 2019 the government approved new restrictions to qualify for this retirement alternative for those affiliates that could qualify for early retirement.

In March 2020, in response to the COVID-19 crisis, the Peruvian government and congress took measures to provide liquidity to private pensioners by allowing them to draw down their funds. These measures will have an impact on funds under management and on income at the AFP in 2020.

The measures decreed by the government and congress are:

•	A temporary and exceptional exemption from making pension fund contributions for the pay period corresponding to the month of April of 2020. There is the possibility that the government will use such relief measure again in the future.

•	Affiliates that meet specific requirements can withdraw up to S/ 2,000.

•	Affiliates can withdraw up to 25% of their funds with a ceiling equivalent to 3 UIT (equivalent to S/12,900) and a minimum withdrawal equivalent to 1 UIT (equivalent to S/ 4,300). Affiliates can only submit their request to withdraw up to 25% of their funds within sixty calendar days counting from May 18, 2020.

Additionally, the Congress has formed a special commission that has up to 150 days (starting on May 20th 2020) to evaluate, design and propose an integral reform of the Peruvian pension system. The reform will include both the private and public pension fund systems. The special commission will be manned solely by members of Congress (unlike on previous occasions where commissions included members of congress, the executive branch, regulatory bodies, etc.) but specialists may be invited to participate. It is very difficult to predict what the results of this process will be. As such, there is a high risk of material impact on both the results and financial condition of our pension business.

See “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation – 9.5 Prima AFP”.

(6) A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our income is related to lending activities, a significant deterioration of loan quality would have a material adverse effect on our business, financial condition and results of operations. We are subject to concentration default risks in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and results of operations. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification, our pursuit of opportunities in which we can charge higher interest rates, and thereby increase revenue, may reduce diversification of our loan portfolio and expose us to greater credit risk. Further, the negative impacts that the COVID-19 outbreak has had on both the global and regional economy will affect the ability of some of our borrowers to make payments, increasing the credit risk of some of our loan portfolios. For more information on the increased credit risk of loan portfolios in light of COVID-19, see “Item 3. Key Information – 3.D Risk Factors – (12) Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control”.

In addition, loan concentration in commercial sectors is particularly salient in Peru and significant deterioration in such sectors may have a material adverse effect on our business, financial condition and results of operations. For further detail on concentration of loan portfolio see “Item 4. Information on the Company – 4.B Business Overview – 10.3 Loan portfolio – (10) Selected statistical information - 10.3.3 Concentrations of loan portfolio and lending limits. Our current strategy includes increasing our exposure to market segments with heightened credit risk, including middle-market and consumer segments, such as unsecured small companies and consumer loans and consumer mortgages, which have higher risk profiles as compared to loans to large corporate customers. Given the changing composition of our loan portfolio and the possible adverse changes in the environment in which we operate, our future results may differ significantly from our past results.

(7) Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions.

BCP Bolivia, Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile expose us to risk related to Bolivian, Colombian and Chilean political and economic conditions, respectively. Most economies in Latin America and the Caribbean experienced low economic growth in 2019, due to: (i) a high political polarization, (ii) weak global demand, and (iii) decreased investment. Significant changes to Bolivian, Colombian and Chilean political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Bolivia

The Bolivian electoral process of October 2019 was marked by irregularities and a conflicted political environment, which led to the cancellation of the electoral results and the resignation of Evo Morales from the presidency of Bolivia. After that, a new government was temporarily installed. Ex-Senator Jeanine Añez assumed the presidency by constitutional succession; and called for new presidential elections, scheduled for May 3, 2020.The upcoming elections will have the participation of eight candidates. On March 23, 2020 the Supreme Electoral Tribunal announced the postponement of the May elections due to the disruptions caused by the COVID-19 pandemic. A new date for the elections has not been set yet.

During 2019, Bolivia’s macroeconomic conditions showed considerable deterioration. GDP grew 2.49% in 2019, which was below expectations. This was caused by the contraction of the hydrocarbons sector, due to the reduced export of gas. For the fifth consecutive year, Bolivia experienced both fiscal and current account deficits due to lower gas revenues and high government spending. Inflation in 2019 was 1.47%, which was below BCB´s target. Finally, international reserves decreased considerably, accounting for US$6.468 billion, which represented 15% of GDP, a decrease of 28% compared to 2018.

Additionally, the financial services law (Ley de Servicios Financieros N° 393), which was enacted in 2013, established lending quotas and caps on interest rates that could negatively impact interest margins on banks and reduce their ability to generate enough capital to maintain the growth rates in their lending portfolios experienced during the last several years.

Colombia

The external and fiscal accounts remain as the main challenge considering that the Colombian economy continues to heavily depend on oil prices while the corporate tax cuts will imply a reduction of fiscal revenues for roughly 1% of GDP in the upcoming years.

On the social front, some demonstrations have occurred since November 2019, but they have mostly been peaceful. In fact, demonstrations have materially been reduced, while it is likely that the negotiations between the government and the protest leaders will continue in 2020.

Colombia was the best performing economy in the region last year, growing near 3.3%, above the 2.6% observed in 2018. This result was explained by a strong performance of domestic demand (4.8%) as both private consumption and investment recorded a solid trend (4.6% and 6.5%, respectively). The favorable economic activity is consistent with both a material reduction of political uncertainty after the victory of Ivan Duque in the 2018 presidential election and the reduction of corporate taxes embedded in the 2018 tax reform. On its part, consumption fundamentals are favorable (low inflation and interest rates, higher salaries, stronger consumption loans and remittances).

Colombia is a country that could be seriously affected by movements in crude oil prices. The impact during 2020 would be mainly seen through lower oil investment as oil exploration and production become less profitable. The transmission to private consumption would be slower as the oil industry is not labor-intensive. In general, households would gradually feel a negative effect once the lower national income starts to spread across all sectors, particularly the government via weaker fiscal revenues. In addition, investment other-than-oil could see an impact, especially considering the strong increase in the FX. Therefore, a more visible effect on variables other than investment would be observed in 2021 as public spending would be less dynamic next year amid lower oil-related revenues.

Chile

Chile is currently facing an extremely uncertainty following the social crisis that emerged on October 18, 2019. The demonstrations, which ended up in significant violence, were based on popular discontent regarding three main factors: pensions, education and healthcare. As a result, the economic and political agenda has structurally changed, resulting in the approval of a tax reform completely different from the original proposal of President Sebastian Piñera (which aimed to reintegrate the tax system), and in the possibility of an entirely new Constitution.

On the economic front, the activity is already feeling the negative impact of the social crisis, with the GDP contracting 2.3% year on year in the fourth quarter of 2019 and growing only 1% for the full year. This compares to growth of 4% in 2018 and represents the slowest pace since 2009. Currently, both business confidence and household sentiment stand at the lowest levels on record. So far, a reform to the pension system and some changes to the healthcare system have been presented to Congress. Having said that, the most important development ahead will be the constitutional process, starting with a plebiscite to be held on April 26, 2020 in which the electorate will decide if a new constitution should be written. Polls show that 60%-80% of the population wants a new constitution. If this outcome materializes, the constitutional process may last until 2022.

Panama

Panama’s model as a regional trade, logistics and financial center, has positioned the country as one of the fastest growing economies in the Latin America region during the last decade. Real GDP expanded at an average rate of 5.7% between 2009 and 2019, and its strong fundamentals reflect open trade, high investment and a stable political environment. This explains why its sovereign credit rating is one of the highest in the region (Fitch “BBB” or two notches above investment grade). However, according to the World Bank, in an increasingly competitive global context, this model could be at risk, since the economy has been based on traffic through the Panama Canal and investment in infrastructure.

In 2019, real GDP grew 3%, its slowest growth rate since the global financial crisis amid a slowdown in the construction and services sectors (70% of GDP). The mining sector supported the economy as Minera Cobre Panama started production. Regarding the risks faced by the economy, given the country’s exposure to international trade through the importance of the Panama Canal and the Colon Free Zone, a global economic downturn, accompanied of a significant dollar appreciation (dollarized economy) and a tightening of financial conditions would have a detrimental effect.

Moreover, Panama faces other important risks related to the exiting of the FATF grey list (included again in June 2019) and public debt sustainability. Recently, Fitch lowered its sovereign credit rating outlook from stable to negative (“BBB”) driven by a marked deterioration in fiscal deficits and a notable increase in the government’s debt burden. Last year, the government modified the social and fiscal responsibility law (SFRL) which raised the fiscal deficit limit from 2% to 3.5% of GDP. Complying with the rule could be challenging.

Significant changes to Bolivian, Colombian, Chilean and Panamanian political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

(8) Our trading activities expose us to volatility in market prices, declines in market liquidity or fluctuations in foreign currency exchange rates, which may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

The securities and derivative financial instruments in our trading portfolio may cause us to record gains or losses, when sold or marked to market, and may fluctuate considerably from period to period due to numerous factors that are beyond our control, including foreign currency exchange rates, interest rate levels, the credit risk of our counterparties and general market volatility. These losses from trading activities could have a material adverse effect on our business, financial condition and results of operations. Further, the COVID-19 outbreak has caused widespread market disruption and may increase our market and liquidity risk. For more information on the potential for increased market and liquidity risk in light of COVID-19, see “Item 3. Key Information – 3.D Risk Factors – (12) our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.”

As risk is inherent in the Group’s trading activities, we have implemented a risk management process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process is critical to the Group’s continuing profitability.

(9) Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in Peru, such as earthquakes, floods and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to the El Nino Phenomenon, which provokes floods and mudslides in the north and central Andean regions. Due to its very strong intensity, the 1997-1998 the El Nino Phenomenon destroyed crops and infrastructure equivalent to 2.2% of GDP. Heavy rains caused by El Nino Phenomenon severely damaged infrastructure in early 2017. This weather phenomenon will affect negatively Peru’s GDP and may affect the financial situation of some of Credicorp’s clients.

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

Our subsidiary Grupo Pacifico is further exposed to risks associated with natural disasters. To protect Grupo Pacifico’s solvency and liquidity, our insurance business historically has obtained reinsurance contracts for a substantial portion of its earthquake-related risks through automatic quota share and excess of loss; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters.

(10) We operate in a competitive environment that may limit our potential to grow, may put pressure on our margins and reduce our profitability.

BCP Stand-alone and Mibanco have experienced increased competition, including increased pressure on margins. This is primarily a result of the following:

Highly liquid foreign-owned commercial banks and microfinance institutions in the market;

Local and foreign financial services, wealth management and capital markets institutions, with substantial capital, technology, and marketing resources; and

Local pension funds that lend to BCP Stand-alone’s corporate customers through securities issuances.

Larger Peruvian companies have gained access to new sources of capital through the local and international capital markets, and BCP Stand-alone’s existing and new competitors have increasingly made inroads into the higher margin, middle market and retail banking sectors. Such increased competition has affected BCP Stand-alone’s loan growth as well as reduced the average interest rates that BCP Stand-alone can charge to its customers.

Competitors may also dedicate greater resources to, and be more successful in, the development of technologically advanced products and services that may compete directly with BCP Stand-alone’s and Mibanco products and services. Such competition would adversely affect the acceptance of BCP Stand-alone’s and Mibanco products and/or lead to adverse changes in the spending and saving habits of BCP Stand-alone’s and Mibanco customer base. If competing entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP Stand-alone and Mibanco, BCP Stand-alone’s and Mibanco products and services may be unable to compete successfully. BCP Stand-alone and Mibanco may not be able to maintain its market share if it is not able to match its competitors’ loan pricing or keep pace with their development of new products and services. Even if its products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP Stand-alone and Mibanco because of their greater financial resources, higher sales and marketing capacity or other similar factors.

As a result of Peru’s better economic growth, some international banks and microfinance institutions have sought and obtained authorization to open representative offices in Peru. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This also will eventually put downward pressure on interest rates. Any negative impact on BCP Stand-alone and Mibanco as a result of increased competition could have a material adverse effect on our results of operations and financial condition. For further detail about the competitive market in our Lines of business see “Item 4. Information on the Company – 4.B. Business Overview – (6) Competition”.

(11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries and developments in international financial markets can affect Peru’s economic growth. The country’s exports are highly concentrated in the mining industry; with tax revenues from the sector peaking at 14% in 2007 and representing 3% of total tax revenues in 2019. In addition, gold and copper exports represented 47% of all exports in 2019 (equal to 2018). Therefore, Peruvian trade responds significantly to fluctuations in metal prices, especially gold and copper, which fell 36.6% and 41.7%, respectively, between December 2012 and December 2015. This turned a US$6.4 billion trade surplus in 2012 into a US$2.9 billion trade deficit in 2015. In contrast, 2019 registered a US$6.6 billion trade surplus (2018: US$7.2 billion), due to a US$5.7 billion increase in copper exports and US$1.6 billion increase in gold exports since 2015 (the exported volume of copper increased 54.3% and the average export prices of gold increased 20.0% in the same period). In 2019 the average price of copper stood at US$2.72 per pound, below the US$2.96 per pound average of 2018. In response, terms of trade declined 1.8% compared to 2018.

In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from China and the United States. A pronounced economic slowdown in China over the next few years poses a risk to Peruvian growth as it may impact exports and foreign direct investment. A reduction of growth in Latin America can also impact the Peruvian economy and our business, especially with regard to Chile, Colombia, Bolivia and Panama, where we have operations, as well as Brazil and Mexico, which have a broad impact throughout the region because of their size.

Particularly important is the relationship between both of Peru’s main trade partners- the United States and China. Throughout 2018 and 2019, there were trade tensions between the United States and China. These tensions included the imposition of tariffs on both US and Chinese products on several occasions, denouncements regarding currency manipulation and filing actions in the World Trade Organization, among others. Trade talks regarding a deal occurred between late 2018 and early 2019, with setbacks. On December 13, 2019, the US and China announced agreement on a Phase One deal. In January 15, 2020, the US and China signed a long-awaited Phase One deal at the White House, easing 18 months of trade tensions between the world’s two biggest economies. The development of the trade tensions between the US and China is relevant to Peru’s economy and businesses because the US and China are Peru’s main trading partners and are relevant drivers of global demand. Further, the COVID-19 outbreak has adversely affected the global economy, including the economies of China and the United States, resulting in, among other things, decreased demand for goods and services and a negative impact on trade activity, which, in turn, may adversely affect Peru's economy.

Despite the global importance of the United Kingdom (UK) leaving the European Union (Brexit), the effects on the Peruvian economy and Credicorp’ s businesses are estimated to be limited. According to the UK, the agreement is expected to take effect from January 1st, 2021, when existing EU trade agreements no longer apply to the UK.

Peru can also be affected by social and political events in neighbor countries. During the last quarter of 2019, neighboring countries like Chile, Ecuador and Bolivia faced social protests against government measures and political events. These protests in urban areas had a negative effect on economic activity and businesses in general. We cannot assure you that Peru will not experience such events itself or experience any residual effects from events in neighboring countries. Nonetheless, should such events in urban areas arise, that may have a materially adverse effect on our business and result of operations.

Furthermore, financial conditions in global markets also affect the Peruvian economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary policy tightening in developed economies, particularly by the Federal Reserve in the United States, could affect economic activity in Peru since it strengthens the US dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, since the Peruvian economy has some level of loans denominated in US Dollars (26.0% of loans and 32.9% of deposits as of December 2019), which is referred to as financial dollarization, potential statement of financial position effects should be taken into account because a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but earn their income in local currency.

However, the BCRP has taken steps to foster de-dollarization and thus reduce this vulnerability by implementing in January 2015 the so-called “De-dollarization Program,” imposing additional US dollar reserve requirements on financial institutions. As of December 2019, this marginal reserve requirement in foreign currency was of 35% (compared to 35% as of December 2018 and 40% as of December 2017), and is applied on based two criteria: (i) balance of total loans in US dollars, and (ii) balance of car and mortgage loans in US dollars.

In the context of the aforementioned “De-dollarization Program”, Credicorp’s main subsidiary BCP Stand-alone has reduced significantly the level of foreign exchange risk on credit risk, which in turn reduces the impact discussed in this risk factor. For further details, see “Item 4. Information on the company – 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.7 The BCRP’s monetary and macro prudential policy”.

These targets were complemented by the addition of two new types of Currency Repurchase Agreements (known as Repo). The instruments complemented the de-dollarization process by:

•	Providing liquidity in local currency to financial institutions for an amount up to 20% of such institution’s Total Liabilities Subject to Reserve Requirements (TOSE by its Spanish Initials) in US Dollars through a Repo - Expansion. However, under no circumstance, can the median reserve requirements decrease below 25%;

•	Providing local currency to financial institutions at spot foreign exchange (FX) prices in order to finance the re-denomination of their loans in US Dollars through a Repo – Substitution.

In conclusion, Peru is a small, open economy highly integrated with the rest of the world and is affected by movements in the external environment (growth of our main trade partners, changes in commodity prices, and movements in external rates and global financial markets). As such, any major deterioration of the international economy can have a materially adverse effect on the Peruvian economy and markets, as well as our businesses and result operations.

(12) Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.

A more recent event that implies risks for the Peruvian economy and our result of operations is the ongoing outbreak of COVID-19, which was first reported in Wuhan, China, on December 31, 2019. Due to the nature of the outbreak, strong measures to mitigate COVID-19 contagion have been taken by governments all around the world, which include closed international borders and severe mobility restrictions (quarantines). As a result, global GDP is estimated to contract severely in 2020 (lowest since the Great Depression of 1929), which affects Peru’s main trade partners, including China and the U.S. Moreover, Peru’s exports prices will also be affected due to lower global demand.

As a result of COVID-19, the economies in which Credicorp operates (mainly Peru, Colombia and Bolivia) will be severely disrupted by two factors: (i) the effect on the global economy (economic growth of our main trade partners like China and the U.S., as well as lower commodity prices), and (ii) the local effect of government measures to stop the COVID-19 outbreak. Estimates suggest that around 60% of GDP growth volatility in Peru is explained by external factors.

In Bolivia, acting president established a state of emergency on March 21, 2020 ordering a nation-wide quarantine. The quarantine was extended multiple times and dynamic regional quarantines were supposed to start on May 11, 2020. However, the municipal authorities of La Paz and El Alto resolved to maintain strict quarantines until May 31, 2020. The low reproduction rate of COVID-19 in high altitude areas could be a positive factor helping Bolivia to maintain the cases at a low level.

To cope with the economic shock due to COVID-19, Bolivia’s government announced fiscal and monetary measures, including monetary transfers for the unemployed and for families with children, coverage of basic services, credits to companies to cover the payment of wages, and a Microcredit Support Program. In addition, the Central Bank injected liquidity into the local market.

In Colombia, the president established the state of emergency on March 23, 2020. The lockdown has been extended until May 31, 2020. However, sectors such as manufacturing and construction (which account for 10% of GDP) were recently reactivated to minimize the economic shock. The COVID-19 pandemic occurred while the economy was in a process of gradual recovery due to the drop in the price of oil. Further, Colombia has the highest level of current account deficit in the region (4.3% of GDP in 2019) while public debt has been expanding over the last years (50% of GDP in 2019). In addition, the government faces the potential loss of their investment grade rating after S&P and Fitch gave the country a BBB- rating with a negative outlook. Finally, a decrease in exports due to the COVID-19 will be a significant challenge for Colombia to overcome this year.

To cope with the economic shock due to COVID-19, Colombia’s government gradually implemented fiscal measures such as wage subsidies, deferment of payment of corporate income taxes and social transfers. On the monetary side, the Central Bank has injected close to 1.4% of GDP in liquidity into the local market, and the Central Bank cut the reference rate by 100 basis points to 3.25%, the lowest rate since 2013 and the first cut in almost two years.

In Peru, the president established a state of emergency on March 16, 2020, and ordered a general lockdown on the country. Minor exceptions were made for key sectors (food supply, health, and banking). The lockdown was initially established for 15 calendar days, but was extended on several occasions, to last until June 30, 2020, for a total of 107 calendar days. Even though the Peruvian economy has one of the strongest macroeconomic fundamentals among emerging markets, the quality of the health system in Peru stands below the region’s average.

In response to the major sanitary and economic shock from COVID-19, the Ministry of Finance, the Central Bank and the Congress have announced and are implementing ample package of measures to mitigate and stimulate the economy for the equivalent of approximately 20% of GDP. The ability to implement measures of this magnitude stems from prudent macroeconomic policies that have been implemented for decades. The measures enacted include tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

In particular, the government is supporting the business sector through two government-backed programs:

•	“Reactiva Peru” is a liquidity program, implemented through BCRP, that has resources of PEN 60 billion (8% of GDP) and will help mainly small and medium-size companies obtain new working capital and continue operating. The government guarantee coverage level for these loans varies between 80% and 98% for loans between PEN 30 thousand and PEN 10 million. The criteria to establish coverage limits the maximum between three times the contribution to social security during 2019 or one month of average sales in 2019, according to SUNAT. These new loans will have terms of up to 36 months, with up to a 12 month grace period. The interest rates for these loans will be capped according to the auction results published by the Central Bank, which charges a flat 0.5% to participating institutions for the transaction.

•	The Enterprise Support Fund (FAE, by its Spanish initials) program enables banks and microfinance entities to provide Small and Micro businesses loans for up to S/4 Billion with government guarantee coverage levels between 90%-98%. This amount represents about 9% of the loan portfolio for SMEs systemwide.

Finally, the Central Bank has lowered its reference rate 200 basis points to 0.25%, a historic minimum, and has provided liquidity for 6 and 12 months through Repo operations since the beginning of March. BCRP has also implemented measures to mitigate exchange rate volatility. Additionally, the SBS has authorized credit extensions for up to 6 months with no effect on client credit ratings.

The COVID-19 pandemic has caused disruptions in the world economy, which, in turn, could disrupt the business of both Credicorp and its customers. Due to the travel restrictions, closed international borders and prolonged lockdown periods decreed by governments around the world to manage the COVID-19 outbreak, Credicorp’s business may be affected.

As of the first quarter of 2020 some of the impacts already generated by COVID-19 at Credicorp are: (i) about 70% of BCP Stand-alone and Mibanco branches are serving nationwide and work at 50% of their capacity; (ii) financial relief measures have been offered to clients, including debt and insurance premium reprograming, cost-free cash management services, COVID-19 health and life insurance coverage and partial reimbursements of premiums on car insurance; (iii) there has been lower business activity as a result of lockdown, (iv) lower reference rates (-200 bps) which impact NIMs; (v) higher market volatility that impact investment portfolios; (vi) lower GDP growth expectations which negatively impact forward looking provisions; and (vii) new expenses including both one-off donations and operating expenses related to crisis management measures.

The impact of the COVID-19 pandemic may adversely affect the credit risk of Credicorp’s investment portfolio and wholesale loan portfolio. In particular, the challenges posed by COVID-19, including reduced business volumes, temporary closures and insufficient liquidity may have a higher impact on clients engaging in certain economic activities such as retail, automobile sales, residential real estate, poultry farming, air travel, tourism, microfinance, transportation and restaurants. As a result, the company expects a downgrade in the financial condition of some of our borrowers, which, in turn, could materially affect Credicorp’s business and result of operations. For example, we understand that on May 25, 2020, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States filed for voluntary protection under the U.S. Chapter 11 financial reorganization process, with the goal of working with creditors and other stakeholders to reduce debt, access new sources of financing and continue operating. Credicorp is reviewing the filing and exploring its options.

The impact of the COVID-19 pandemic may adversely affect the credit risk of Credicorp’s retail and microfinance loan portfolio, due to its effect in SME and individual clients. SME clients may be adversely impacted by the lockdown period and the resulting inability to perform operations and generate cash flows. After the lockdown period, SMEs may also face a period of reduced level of operations because of the restrictions that may be imposed on the reopening of different economic sectors. Individuals may be adversely impacted by an increase of the unemployment rate and the reduction of business operations. As a result, the company expects an adverse effect on the credit quality of its loan portfolio and an increase of the cost of risk.

The unprecedented shocks to the economy and the high level of uncertainty regarding its recovery, as a result of COVID-19 may increase market risk by causing fluctuations in market prices and loss of liquidity of financial instruments, which may have an adverse impact on our investment portfolio.

Prolonged economic stress and market disruptions as a result of COVID-19 may generate pressure on our liquidity management. This increase in liquidity risk may result in limited and/or costly access to financing sources, inability to access capital markets, an increase in draws of outstanding credit lines and a change in the expected level of cash inflow as consequence of large-scale loan reprogramming.

In terms of non-financial risks, given the high rate of contagion of the disease, a significant number of our employees may acquire the virus, which may affect our ability to continue operating. Additionally, due to prolonged lock downs, some of our critical suppliers may stop providing us with certain key services for business continuity. Finally, since we have adopted a remote work approach, we may be exposed to a greater risk of cybersecurity threats because many of our employees now connect to Credicorp’s systems from outside our controlled technological environments.

The full extent of the effect on Credicorp’s operating and financial results is still difficult to predict due to the uncertainty about the duration and concentration of the outbreak, but the COVID-19 pandemic, or any other health crisis beyond our control, could have a material adverse effect on our business, financial condition and results of operations.

(13) A failure in, or breach of, our operational or security systems, fraud by employees or outsiders, other operational errors, and the failure of our system of internal controls to discover and rectify such matters could temporarily interrupt our businesses, increasing our costs and causing losses.

Like most significant financial companies, we are exposed to, among other risks, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors, including clerical or record keeping errors resulting from faulty computer or telecommunications systems. While we constantly strive to provide more and better functionality to our customers by expanding our mobile and internet-based products and services, at the same time we increase our footprint and visibility, and thus our exposure to cyberattacks.

We maintain an internal control system designed to monitor and control operational and cybersecurity risks; however, we cannot assure that our system of internal controls will be entirely effective. Losses from the failure of our internal control system as well as the necessary investment to discover and rectify such matters could have a material adverse effect on our business, financial condition and results of operations.

(14) Our anti-money laundering and anti-terrorist financing measures might not prevent third parties from using us as a conduit for such activities and could damage our reputation or expose us to fines, sanctions or legal enforcement, which could have a material adverse effect on our business, financial condition and results of operation.

As financial institutions, our subsidiaries are subject to significant anti-money laundering and anti-terrorist financing laws and regulations. We work diligently to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations and have developed various policies and procedures under a comprehensive risk-based approach as provided by the laws of each country in which Credicorp operates and the Financial Action Task Force (FATF) recommendations and international practices. In this regard our processes contemplate internal controls and "know your client" procedures, aimed at preventing money laundering and terrorist financing. Our anti- money laundering policies and procedures are based upon and comply with the applicable law of our different operations. Our processes are reviewed annually by internal and external audit and by the regulator itself. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be affected, and / or we could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), which could have an adverse effect on our business, financial condition and results of operations. While our Corporate Compliance Division has established several programs to strengthen the ethical behavior of Credicorp (see "Item 4. Information on the company – 4.B Business Overview – (2) Corporate compliance”), such measures, policies and procedures may not be completely effective in preventing third parties from using us as a conduit form money laundering (including illegal cash operations) or terrorist financing without our knowledge. Any failure of the measures we take to counter money laundering and terrorist financing could damage our reputation or expose us to fines, sanctions or legal enforcement, which could have a material adverse effect on our business, financial condition and results of operations.

(15) Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition and results of operation.

Acquisitions and strategic partnerships, including those made in our investment banking and wealth management; insurance; and microfinance businesses, may not perform as expected since our assessment could be based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition and results of operation. For further detail please see Note 11.b) to the Audited Financial Statements: Intangible Assets and Goodwill.

In 2019, Credicorp acquired Bancompartir and Ultraserfinco to consolidate their business in the Microfinance and Wealth Management respectively in Colombia. For further detail about the acquisition, see “Item 15.B. Management’s Annual Report on Internal Control over Financial Reporting”.

(16) Reinsurance is an important tool in risk management of any primary insurance company and as such, it allows achieving a level of risk diversification that in turns helps to reduce losses. But we face the possibility that the reinsurance companies will be unable to honor their contractual obligations.

Credicorp assumes reinsurance risk in the normal course of business for our insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business.

While Credicorp’s internal requirements in regard to reinsurer counterparty credit risk are higher than local regulatory requirements, as set by Grupo Pacifico’s risk management unit and approved by the Risk Committee, a failure by one or more of our counter-party reinsurance companies to honor their contractual obligations could have a material adverse effect on our financial condition and results of operations.

(17) Risks not contemplated in our insurance policies may affect our results of operation.

We maintain insurance in amounts that we believe to be adequate to cover risks related to our operations, including, among others, internal and external fraud, computer crime, professional liability for services we provide, directors and officers liability and general liability against general claims involving bodily injuries and property damage. However, it is possible that the terms and conditions of the insurance policies we have will not cover a specific event or incident, or that our insurance will cover only part of the losses that we may incur.

If any uninsured events occur with respect to a significant portion of our operations, such lack of coverage could have a material adverse effect on our financial condition and results of operations. Additionally, if we are unable to renew our insurance policies from time to time, or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected additional costs, which could adversely affect our business.

(18) Credicorp, as a Bermuda's company, may be adversely affected by any change in Bermuda law or regulation.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities.

Companies incorporated in Bermuda must submit a declaration within 6 months after the end of the fiscal year, indicating the relevant activities they carried out during the previous fiscal year. In addition to the annual declaration, companies must submit a separate communication on January 31 of each year to the Registrar of Companies in Bermuda agent, indicating the relevant activities that they carried out the previous year. In Credicorp’s January 2020 communication, we declared two relevant “Holding Entity” and “Headquarter” activities. The competent authority will review the statements submitted by companies by June 30, 2020. In cases where the authority considers that the economic substance requirements have not been met, it may issue a notice to the company and impose a fine between US$7,500 and US$50,000. In addition, the authority would grant a remediation period of 30 to 180 days, depending on the particular facts and circumstances. If the breach continues after that period, the company could be issued second and/or third notices. In such cases, the amounts of the fines would increase to: (i) between US$25,000 and US$100,000, where a second notice has been issued; and (ii) between US$50,000 and US$250,000, where a third notice has been issued. The periods granted for remediation would also be reduced to: (i) between 15 and 90 days, where a second notice has been issued; and (ii) between eight and 45 days, where a third notice has been issued. If, after the civil penalties have been exhausted, the company continues its failure to comply, the Registrar of Companies in Bermuda may apply to the Supreme Court of Bermuda for an order in such terms as it thinks fit. This may include an order for striking off the company from the register. Additionally, making a knowingly false economic substance declaration, carry penalties up to US$10,000 or imprisonment for two years, or both.

Credicorp Capital Ltd is also a Bermuda company, thus the Economic Substance Law will apply to it. Other offshore jurisdictions released similar legislations that affects some of our offshore entities–ASHC and ASB in the Caiman Islands—imposing similar requirements and penalties.

We are undertaking a comprehensive analysis of the regulations to assess their impact on Credicorp and our subsidiaries with operations outside of Peru. Approximately 91% of Credicorp’s income is generated by subsidiaries constituted and operating in Peru.

(19) The U.K. Financial Conduct Authority (“FCA”), which regulates the London Inter Bank Offered Rate (LIBOR), announced in July 2017 that it will no longer require banks to submit rates for LIBOR beyond 2021.

The announcement of discontinuation of this rate has led to uncertainty, since LIBOR references approximately US$350 trillion of global transactions in a broad range of financial products, hence the cessation of LIBOR poses a financial stability risk.

Regulators and market participants in various jurisdictions have been working to identify alternative reference rates that are compliant with the standards of the International Organization of Securities Commissions (“IOSCO”). In the US, the Alternative Reference Rates Committee (the “ARRC”), a group of market participants organized by the US Federal Reserve and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate (“SOFR”) as the alternative benchmark rate for US dollar LIBOR. In that sense, the ARRC has put in place a paced transition plan with the goal of ensuring a successful transition from US dollar LIBOR to SOFR.

Since the first half of 2018, Credicorp has had a multidisciplinary group working to define and execute a transition plan away from LIBOR and into SOFR and other alternative reference rates. This group has Credicorp’s CFO and BCP’s Head of the Treasury Division as senior sponsors. The group has measured exposure and risks of the transition in terms of products, clients, funding, contracts, and infrastructure, among others. For each exposure, we have established an individual plan aligned, as far as possible, to the recommendations published by the ARRC and we are starting to execute them.

We consider Credicorp’s net exposure to be non-material, as it represents approximately 1.7% of our assets and 1% of our liabilities. In the short term, infrastructure and contracts are the biggest risks for the transition. In that sense, we are improving data and systems, which allow an easier transition; and we have defined a fallback language, that has been put in place for most of liability contracts and for new client loans within BCP.

We continue to monitor our exposure, along with any new risks that may emerge as new developments and information is released to the market. Nevertheless, the potential cessation of LIBOR by the end of 2021 creates substantial risks to the global banking industry. Unless alternative rates can be negotiated, confusion could disrupt the global capital and credit markets. It cannot be predicted whether SOFR or another index or indices will become a market standard that replaces LIBOR, and if so, the effects on the global banking industry, our counterparties and our customers, and therefore on our future results of operations or financial condition.

(20) We may incur financial losses and damages to our reputation from environmental, social and governance (ESG) risks. In recent years, these risks have been recognized as increasingly relevant, since they can affect the creation of long-term value for stakeholders of the company

Environmental issues may affect our businesses, mainly our banking and asset management business, as the relation with some of our clients may be damaged if the company is perceived as not being environmentally responsible. Also, we may suffer from reputational risk if the projects or companies we finance or we invest into cause environmental damage. Social issues related to managing employee, customers and / or communities relationships may affect our business mainly through talent and or capabilities deficit, high training costs, compliance failures, operational inefficiencies and reputational risks. Corporate governance issues may affect our business mainly through reputational risk, if we are perceived by stakeholders as a company that has any controversy related to transparency, board structure and remuneration or stakeholder governance.

Credicorp has specific subsidiaries´ policies that cover environmental risks. Moreover, the Board of Credicorp has been working on enhancing its corporate governance framework and improving its disclosure related to these matters, as it is evident by the recent changes proposed to the Annual General meeting of shareholders, on section 4.A. History and Development of the Company / Subsequent Events. Finally, the company is currently developing a corporate ESG strategy and management framework to further structurally mitigate these risks.

ITEM 4. INFORMATION ON THE COMPANY

4. A   History and development of the company

Credicorp Ltd. is a limited liability company that was formed in Bermuda on October 20, 1995 pursuant to Bermuda Companies Act 1981 to act as a holding company for, and to coordinate the policy and administration of our subsidiaries, which include BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, Prima AFP, Credicorp Capital and ASB. We currently hold, directly and indirectly, 97.71% of BCP, 99.96% of BCP Bolivia, 99.92% of Mibanco, 98.79% of Grupo Pacifico, 100.00% of Prima AFP, 100.00% of Credicorp Capital and 100.00% of ASHC (and 100.00% of ASB through ASHC). See “Item 4. Information on the Company – 4.C Organizational Structure”. In Bermuda, Credicorp operates under the Bermuda Companies Act 1981 (as to date amended).

Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement a universal banking service mainly in Peru, Bolivia, Colombia and Chile and to develop our insurance and pension funds and Investment Banking and Wealth Management businesses. Though we primarily focus on the aforementioned countries, we also make limited investments in other countries in the same region. We are domiciled in Bermuda, with a registered address of Clarendon House, 2 Church Street, Bermuda, the phone number is +1 441 295 5950 and the address of our Internet website is https://www.grupocredicorp.com/ (The website and the information on such website are not incorporated in this Form 20-F). The management and administrative office (i.e., principal place of business) of our subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and its phone number is +51-1-313-2000.

The SEC maintains an Internet website that contains reports of issuers that file electronically with the SEC. Our electronic filings with the SEC are available to the public from the SEC’s Internet website at http://www.sec.gov.

As of December 31, 2019, our total assets were S/187.9 billion and our equity attributable to Credicorp’s equity holders was S/26.2 billion. Our net profit attributable to Credicorp’s equity holders in 2017, 2018 and 2019 was S/4,091.8 million, S/3,983.9 million and S/4,265.3 million, respectively. See “Item 3. Key Information – 3.A Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

During 2012, Credicorp, as part of our strategic plan, initiated the creation of a regional investment banking platform. On April 27, 2012, Credicorp acquired a 51% stake in Correval S.A. Comisionista de Bolsa, a brokerage entity established in Bogota, Colombia, for approximately US$72.3 million (approximately S/246.6 million). On July 31, 2012, Credicorp acquired 60.6% of IM Trust S.A. Corredores de Bolsa, an investment banking entity established in Santiago, Chile, for approximately US$131.5 million (approximately S/447.1 million). In April 2013, a company incorporated in Peru for our investment banking operations in that country. Assets transferred to Credicorp Capital Peru S.A.A. included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP Stand-alone’s investment banking activities. The equity block split had no effect on Credicorp’s consolidated financial statements; no gains or losses arose from it.

On March 20, 2014, Credicorp, through its subsidiary Edyficar, acquired a 60.68% stake in Mibanco, Banco de la Microempresa S.A. (Mibanco), a local bank that specialized in the micro and small entities sector, for approximately S/504.8 million or US$179.5 million, in cash. On April 8, 2014, Grupo Credito S.A. (Grupo Credito) and Edyficar, subsidiaries of Credicorp Ltd., acquired from the International Finance Corporation (IFC) an additional 6.5% stake in Mibanco (5% through Grupo Credito and 1.5% through Edyficar) for approximately S/54.1 million. In addition, Credicorp’s subsidiaries made a Public Tender Offer (Oferta Publica de Adquisicion or OPA by its Spanish initials) to non-controlling shareholders of Mibanco pursuant to the Capital Markets Law. On July 2014, Credicorp acquired an additional 18.56% of Mibanco’s capital stock for approximately S/153.6 million; and in September 2014, acquired an additional 1.19% for approximately S/10 million. As of December 31, 2014, Credicorp held 86.93% of Mibanco’s capital stock and paid an aggregate of approximately S/722.5 million to acquire that stock. A merger transaction between Edyficar and Mibanco, which involved a spin-off of the majority of the assets and liabilities of Edyficar, was made effective on March 2, 2015. No gains or losses were recognized on Credicorp’s in the income statement as a result. As of the date that the merger became effective, Credicorp held 95.36% of the new Mibanco's capital stock.

In 2015, Grupo Pacifico signed an agreement with Banmedica to participate as equal partners in the health insurance and medical services business. This association includes the private health insurance business managed by Pacifico Seguros, the corporate health insurance for employees sold by Pacifico Seguros corporate health insurance business, and medical subsidiaries that provide medical services. As a result, Grupo Pacifico transferred the majority control of Pacifico corporate health insurance business to Banmedica. As a result, Pacifico corporate health insurance business and the medical subsidiaries are no longer consolidated with Pacifico Seguros for accounting purposes and are reported as an investment in associates.

Grupo Credito (a Peruvian, wholly owned subsidiary of Credicorp) held a shareholder meeting on February 11, 2015, during which shareholders approved the terms of a split of an equity block of Grupo Credito in favor of Credicorp Capital Holding Peru S.A., a company incorporated on September 3, 2014 and a subsidiary of Credicorp Capital Ltd. (Credicorp Capital). The equity block was composed of the equity investment that Grupo Credito held in Credicorp Capital Holding Peru, whose equity totaled approximately S/511.3 million as of May 31, 2015. As a result, Grupo Credito reduced its share capital by approximately S/491.7 million. Credicorp Capital Holding Peru also increased its share capital by about S/491.7 million and issued 491,686,830 new shares with a nominal value of S/1.00 each in favor of Credicorp Ltd (a shareholder of Grupo Credito). In October 2015, Credicorp’s Board of Directors approved the transfer of the shares to Credicorp Capital, completing the reorganization process, which aimed group all investments in subsidiaries related to capital markets under Credicorp Capital.

On May 12, 2016, BCP Stand-alone sold its shares of BCP Bolivia to ICBSA, an indirect subsidiary of Credicorp Ltd., through a book auction over the Bolivian Stock Exchange. This transfer was part of the reorganization of Credicorp’s organizational structure in Bolivia to efficiently manage its investments in that country and to comply with applicable Bolivian rules and regulations. A total of 43,237 shares were sold at a price of Bs. 25,811 per share, representing sales proceeds of Bs. 1.1 billion, equivalent to US$162.7 million. To finance the acquisition by ICBSA, Grupo Credito (which is a shareholder of ICBSA) made a capital contribution to ICBSA in Bolivianos of approximately US$163 million.

On September 30, 2016, Credicorp Capital, through its holding subsidiaries, concluded the acquisition of non-controlling interests in its operating subsidiaries Credicorp Capital Colombia S.A. (Credicorp Capital Colombia, formerly Correval). Later, Inversiones IMT S.A. was dissolved, and replaced as an operating subsidiary by Credicorp Capital Chile S.A. (“Credicorp Capital Chile”). During this acquisition process and after the approval of its Board of Directors, Credicorp made several capital contributions totaling approximately US$120.1 million to Credicorp Capital, which, in addition to other available resources, allowed these acquisitions to proceed.

In January 2017, Credicorp’s Board of Directors approved the transfer of 9% of BCP Stand-alone’s total shares to Grupo Credito in the form of a capital contribution, to facilitate Credicorp’s future investments in Peru without modifying the holding structure of BCP Stand-alone. The total amount paid for all the shares was S/3,505,916,484.50. Upon the completion of this transaction, Credicorp directly held 3.7% of BCP Stand-alone’s total shares and, aggregated with the holdings of its subsidiary Grupo Credito, controlled 97.7% of BCP Stand-alone’s shares. This modified organizational structure did not affect the way Credicorp and BCP Stand-alone manage their day-to-day operations, and Credicorp’s dividend policy has not changed as a result of this transaction.

At the respective mandatory Annual Shareholders' Meetings of PPS and Pacifico Vida, each held on February 23, 2017, the merger between PPS and Pacifico Vida was approved, pursuant to which PPS will transfer all of its equity to Pacifico Vida (including the transfer of all assets, rights, obligations and other legal relationships deriving from or linked to such assets and liabilities), all in accordance with the absorption merger form contemplated in section 2 of article 344 of the General Companies Law. The merger came into effect on August 1, 2017, after the Superintendent of Banking, Insurance and AFP issued the corresponding Merger authorization. As a result of the merger, PPS’s shares were excluded from the Public Securities Market Registry and delisted from the Lima Stock Exchange (Bolsa de Valores de Lima, or BVL, in Spanish), without the obligation to make a public offering by exclusion, and Pacifico Vida acquired all of the rights and obligations of Pacifico Seguros Generales. The resulting company is named Pacifico Compania de Seguros y Reaseguros (Pacifico Seguros). We expect the merger to permit Credicorp to realize synergies in its decision-making process and to integrate all its insurance business lines, which would also allow Grupo Pacifico to provide more integrated insurance solutions to its customers. No gains or losses were recognized in our statement of comprehensive income as a result of this merger.

In December 2017, UnitedHealth Group Inc (UnitedHealth) and Banmedica announced that Banmedica and a wholly owned subsidiary of UnitedHealth had signed a definitive purchase agreement and that the subsidiary intended to launch a tender offer for Banmedica, in a transaction that would value Banmedica’s equity at approximately US$2.8 billion. Upon the closing of the tender offer transaction, UnitedHealth owned 96.8% of Banmedica.

Also, we announced to the market that to enhance the management of Credicorp’s subsidiaries, the Board of Directors unanimously resolved, at its meeting held on Wednesday 20, December 2017 to organize Credicorp’s subsidiaries in four Lines of Business: Universal Banking; Microfinance; Insurance and Pension; and Investment Banking and Wealth Management. These changes took effect on April 1, 2018.

On April 18, 2018, Credicorp Ltd., through its subsidiaries Grupo Credito and BCP Stand-alone acquired 3.23% and 0.06%, respectively, of the share capital of Mibanco from minority shareholders for approximately S/129.0 million and S/2.4 million, respectively. Additionally, on May 22 and 23, 2018, BCP Stand-alone acquired 1.22% and 0.05%, respectively, of the share capital of Mibanco from minority shareholders for approximately S/47.3 million and S/1.9 million, respectively. These acquisitions of non-controlling interest were recorded as equity transactions. Through these acquisitions, Credicorp Ltd. increased its interest in the share capital of Mibanco from 93.18% to 97.74%.

On May 7, 2018, Credicorp Ltd. sold to its subsidiary Grupo Credito 220,113,636 shares of BCP Stand-alone owned by Credicorp Ltd., which represented 2.77% of BCP Stand-alone’s share capital. The amount paid per share was S/6.61. Following this sale, Credicorp, in conjunction with its subsidiary Grupo Credito, continued to own 97.7% of the shares of BCP Stand-alone.

On February 12, 2019, Credicorp Ltd., through its subsidiary Credicorp Holding Colombia S.A.S., reached an agreement with the shareholders of Ultraserfinco S.A. Comisionista de Bolsa, a financial services company in Colombia, to acquire a 100% stake in Ultraserfinco S.A. Comisionista de Bolsa for approximately US$43.0 million. On November 1, 2019, after obtaining the necessary regulatory approvals, the complete acquisition of 100% of the capital stock of Ultraserfinco S.A. Comisionista de Bolsa completed through Credicorp Holding Colombia S.A.S and Credicorp Capital Fiduciaria S.A. Ultraserfinco S.A. Comisionista de Bolsa has several subsidiaries including Ultralat, a company regulated by the SEC.

On June 28, 2019, Credicorp Ltd., through its subsidiary Credicorp Holding Colombia S.A.S., reached an agreement with the shareholder of Banco Compartir S.A. (Bancompartir) to acquire the majority of stake. On December 2, 2019, Credicorp Ltd. announced that after obtaining the necessary regulatory approvals, it completed the acquisition of 77.46% of the capital stock of Banco Compartir S.A. (Bancompartir), one of the top four microfinance banks in Colombia, which provides microfinance and SME financing solutions to micro entrepreneurs, for approximately US$76.0 million. This acquisition represents an important step expanding Credicorp Ltd.’s microfinance business in Latin America.

Subsequent Events

(1)        Corporate Governance

In its session held on February 5, 2020, Credicorp’s Board of Directors, agreed to make several updates related to corporate governance in line with its objective to become a leader in governance best practices among its peers. These governance improvements will be effective after the Annual General Meeting of Shareholders in 2020.

•	Simplifying our Committee Structure

o	After the Annual General Meeting, Credicorp will reconstitute its committee structure to migrate from seven committees to four

o	We will eliminate the Executive and Investment Committees and combine our Compensation and Nominations Committees

o	Remaining committees will be Risk, Compensation and Nominations, Corporate Governance, and Audit

•	Increasing Committee Independence

o	After the election of Board members at the Annual General Meeting, the Chairman will participate at the Risk Committee and the Compensation & Nominations Committee, although not as the committee chairperson

o	This means that our Chairman will no longer chair any standing Board committees

•	Redefining Independence Criteria

o	Board tasked our Corporate Governance Committee with ensuring that we meet the highest international standards for independence

•	Expanding Board Size

o	Management will submit a proposal at our Annual General Meeting, subject to shareholder approval, to expand the size of the board from eight to nine directors

o	We are seeking by this amendment to enhance the independence, diversity, skills, and experiences of the members of our Board of Directors.

•	Enhancing Controls

o	Our Board has tasked our CFO with instituting more stringent policies and procedures at our Holding companies to enhance our internal controls

On April 24, 2020, Credicorp announced that the Board of Directors, in its session held on April 23rd, 2020, has agreed to schedule the Annual General Meeting of Shareholders to take place on June 5th, 2020, Additionally, Credicorp announced that Dionisio Romero Paoletti, Chairman of the Board of Directors, would not stand for reelection. Moreover, Credicorp’s Board of Directors proposed for re-election the following four existing directors: Fernando Fort Marie, Patricia Lizarraga Guthertz, Raimundo Morales Dasso and Luis Enrique Romero Belismelis; and four new independent directors: Mr. Alexandre Gouvea, Ms. Maite Aranzabal Harreguy, Mr. Antonio Abruña Puyol and Mr. Irzio Pinasco Menchelli. As per Credicorp’s Bye-laws, after the Annual General Meeting, the new Board in its first session shall designate the new Chairman and the new composition of Board committees. Below are brief descriptions of the new director candidates

Alexandre Gouvea

Mr. Gouvea recently retired as director at McKinsey & Co. He is Brazilian and has 30 years of international experience at the firm and specializes in providing advice to financial services clients. Mr. Gouvea is an expert in retail banking and insurance (including technological transition and digital transformation). He has provided financial services in Latin America and built the Practica de Organizaciones y la Unidad de Recuperacion y Transformacion. Mr. Gouvea is currently on the Board of Lojas Renner (the largest retailer in Brazil) and of Habitat for Humanity International. Mr. Gouvea has a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro, Brazil and has an MBA from Anderson School of Management, UCLA.

Maite Aranzabal Harreguy

Mrs. Aranzabal is a Spanish executive with an international career and relevant experience on Boards of public and private companies and NGOs. She began her career at McKinsey & Company in Spain and Argentina where she consulted with clients in multiple industries, including retail banking. Following this, she joined Grupo Cortefiel, a family-owned retailer, where she successfully led franchise marketing, strategy and international growth. Focusing on the fashion retail business, she joined Advent International, the private equity firm, as retail expert, supporting analysis of potential acquisitions in the fashion and retail spaces, as well as leading the turnaround of one business (KA International, €40 million in sales). She currently leads her own consulting company, which specializes in retail and real estate businesses, Alir Consulting and Trade, and participates as a member of the Board of Adolfo Dominguez SA (listed company). Mrs. Aranzabal is a graduate in Business Administration by ICADE, Spain, and holds an MBA from The Wharton School of the University of Pennsylvania.

Antonio Abruña Puyol

Mr. Abruña is a Spanish attorney-at-law with deep experience as a legal scholar and manager of academic institutions. Since 2018, Mr. Abruña is Rector of Universidad de Piura, Peru, where he has had a long and successful career. He participated in the process to reorganize General Studies and in the launch of the Law School, where he has been dean and a professor. Recently, Mr. Abruña was part of the Special Commission appointed by the Peruvian government to designate the seven members of the National Justice Council. He was the representative in Peru of the Instituto per la Cooperazione Universitaria (ICU). Mr. Abruña has a law degree from the Universidad Complutense de Madrid and a Doctor in Law from the Universidad de Navarra, Spain.

Irzio Pinasco Menchelli

Mr. Pinasco is a Peruvian executive with more than 30 years of experience leading companies in diverse sectors. Between 2006 and 2019 he was CEO, and is now an Executive Director, of Acurio Restaurantes, leader in the internationalization of Peruvian gastronomy. Since 2008 he has served as a Director/Promoter of SIGMA SAFI, a leading fund manager in Peru. In addition to his extensive past business and professional activities, he chaired the Organization Committee of the Copa America football tournament in 2004. Mr. Pinasco has been an independent board member of BCP since 2018 and holds a BA in Economics and International Relations from Brown University and an MBA from Columbia University.

(2)       COVID-19

From the beginning of 2020, a public health emergency caused by the COVID-19 pandemic has been experienced worldwide. In Peru, the government decreed a state of national emergency and a lockdown and imposed other measures to preserve the health of the population. Minor exceptions were made for key sectors such as food supply, health, banking among others. The lockdown was initially established for 15 calendar days, but was extended on several occasions, to last until June 30, 2020 for a total of 107 calendar days.

These measures may have negative impact on the economy and our business. As such, Credicorp reacted to the circumstances, developing simultaneous initiatives on four fronts:

•	Employees: Credicorp has prioritized guaranteeing that our employees remain healthy and work in optimum conditions. At our branches and within our distribution network, we are taking necessary health prevention measures, such as providing protective equipment, secure environments and programs for employees to ensure the physical, emotional and financial stability. Further 95% of our staff employees are working remotely from home.

•	Customers: Credicorp is offering different debt extensions or installment-freezing solutions, cost-free services such as interbank transfers and nationwide money transfers, COVID-19 health and life insurance coverage, and auto-premium payment reimbursements, and has promoted the use of digital channels.

•	Business continuity: Credicorp has implemented its continuity plan successfully during the lockdown. We have taken health prevention, capacity management and physical and cyber security measures to ensure operational continuity throughout our channels. At the same time, we have managed liquidity and financial risks to maintain our solid financial condition. In terms of Credicorp’s liquidity, the SBS monitors the 30-day Liquidity Coverage Ratio, and BCP Stand-alone has maintained levels well above the regulatory minimum. However, for management decisions we use a more stringent indicator, relying on Liquidity Coverage Ratios of 15, 30 and 60 days, whose standards are aligned with Basel III, where we have maintained adequate levels of High Quality Liquid Assets.

•	Social Commitment: having faced several crises in our 130-year history, we have demonstrated and will continue to show clear commitment to supporting our communities. During this crisis, 160,000 impoverished families in Peru will benefit from BCP´s donation drive #YoMeSumo, which collected PEN 126 million, PEN 100 million from BCP, PEN 10 million from Mibanco, and PEN 16 million from other companies and thousands of individuals. Moreover, front-line national emergency workers, including health professionals, police and the Peruvian armed forces, now have life insurance policies thanks to a donation of PEN 5 million from Pacifico. Finally, we have been working in close coordination with the Health and Social Inclusion Ministries, giving support during crisis response to design measures for subsequent execution through our health and banking networks. This includes providing health services to public sector patients through our health network and distributing government cash payments through our banking network, all of which benefits thousands of families.

For more details regarding COVID-19’s impact the business refer to “Item 5 Operating and Financial Review and Prospects 5.D Trend Information.”

(3)     Credicorp’s declaration of dividends

In its session held on February 27, 2020, Credicorp’s Board of Directors approved the distribution of a cash dividend of S/ 2,831,469,510.00, for a total of 94,382,317 outstanding shares, which is equivalent to S/ 30.0000 per share. The cash dividend was paid on May 8th, 2020, without withholding tax at source, to shareholders of record on April 13th, 2020.

The dividend was paid in US Dollars using the weighted exchange rate registered by the superintendence of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFPs) for the transactions at the close of business on May 6th, 2020 (S/3.4081 per US Dollar). In this regard, the dividend paid per share was US$8.8026, equivalent to S/30.00 per share.

4. B   Business Overview

(1)        Lines of Business (LoBs)

We are the largest financial services holding company in Peru. For management purposes, Credicorp is organized into four LoBs based on our products and services. We conduct our financial services business through our LoBs as follows: (1) Universal Banking, (2) Microfinance, (3) Insurance and Pensions and (4) Investment Banking and Wealth Management. Each LoB is further broken down into segments. According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker, who makes decisions about resources allocated for the segment and assesses its performance, and for which discrete financial information is available.

1.1 Universal Banking

Universal Banking business, which focuses on lending and investment, is organized into (i) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP Stand-alone’s Wholesale Banking Group (WBG); (ii) retail banking activities, including our SME-Business, SME-Pyme, mortgage, consumer financing, credit card segments, which are carried out by BCP Stand-alone’s Retail Banking Group (RBG); (iii) treasury activities, including money market trades, foreign exchange trading, derivatives and proprietary trading which are carried out by BCP Stand-alone’s Treasury; and (v) wholesale and retail banking activities in Bolivia.

The majority of our banking business is carried out through BCP Stand-alone. We conduct banking activities in Bolivia through BCP Bolivia, a full-service commercial bank.

We apply uniform credit policies and approval and review procedures, which are based on conservative criteria adopted by BCP Stand-alone and BCP Bolivia. Our Chief Executive Officer (CEO) is in charge of setting the general credit policies for each business areas. These policies are set within the guidelines established by the laws and regulations of the markets in which we operate, and the guidelines set forth by our Board of Directors. For further details, see “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation”.

1.1.1 BCP Stand-alone

(I)        Overview

BCP Stand-alone has two branches, one in Miami and one in Panama. See “Item 4. Information on the Company – 4.C Organizational Structure – (2) BCP.” BCP Stand-alone’s operations are supervised and regulated by the SBS and the BCRP. As of and for the year ended December 31, 2019, BCP Stand-alone represented 74.4% of our total assets, 74.2% of our net profit and 63.9% of our equity attributable to Credicorp’s equity holders.

The following table shows the client segmentation of BCP Stand-alone’s business segments. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation
Business	Group	Client Income/Sales/Total debt
	Corporate	Annual sales higher than $100 million (equivalent to S/331 million)
Wholesale Banking Group (WBG)(1)
	Middle-Market	Annual sales from $10 million to $100 million (equivalent to S/33 million to S/331 million)
	Enalta	Individual monthly income at least S/20,000; or more than US$200,000 in AuM (not including severance indemnity deposits)
	Affluent	Individual monthly income from S/5,000 to S/20,000
Retail Banking Group (RBG)	Consumer	Focus on medium- and low-income individuals (less than S/5,000 of individual monthly income)
	SME – Business	Annual sales from S/5.6 million to S/33 million; or total debt from S/1.2 million to S/10 million
	SME- Pyme	Annual sales up to S/5.6 million; or total debt up to S/1.2 million

(1)	Converted into Soles at the exchange rate of S/3.314 per US Dollar, December 31, 2019 - SBS.

(II)        BCP Stand-alone’s Business Segments

(II.I) Wholesale Banking Group (WBG)

As of December 31, 2019, wholesale banking loans represented 51% of BCP Stand-alone’s total loans, while wholesale banking deposits represented 37% of BCP Stand-alone’s total deposits. WBG competes with local and foreign banks in Peru. WBG’s loan book amounted to S/46,042 million in 2019 (a 5.5% YoY increase), compared to average daily balances of S/44,779 million in 2018 (a 9.3% YoY increase) and S/40,964 million in 2017 (a -2.0% YoY decrease). It also maintained its leadership in the Peruvian Wholesale Banking market with a 36.2% market share in loans, according to the SBS and ASBANC. It has also established longstanding client relationships with virtually all of the major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing and lease and project financing.

WBG is divided into the following divisions and support areas:

Corporate and International Division (CID)

The CID provides financing for capital expenditures and investments, sales, international trade, and inventories. It offers medium- and long-term financing, financial leases, and project financing and includes the following subdivisions:

•	Corporate banking subdivision, which provides loans and other credit and financial services, focuses on serving large-sized companies in Peru that have annual sales of over US$100 million, corporate governance, audited financial statements, and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an industry that is important to Peru’s economy.

•	International banking & leasing subdivision, which manages relationships with financial institutions (locally and abroad), and provides trade products, international operational services, and financial leasing products.

•	Cash management and transactional services subdivision, which develops products and services to support clients’ daily activities of cash management, collections, payments, and investments, among others.

Through the CID, BCP Stand-alone assists its corporate clients with financial services, cash management solutions and short- and medium-term financing through the CID. BCP Stand-alone’s corporate banking loans, measured in average daily balances, increased from S/26,807 million in 2017 to S/28,083 million in 2018, and to S/28,269 million in 2019.

Despite the intense competition of foreign banks that may offer lower rates to the market, since they finance their operations at lower costs from their headquarters; BCP Stand-alone has a leading position in the Peruvian banking system with 36.2% of the market share for corporate banking loans, according to the SBS and ASBANC.

Middle-Market Banking Division (MMD)

•	The MMD serves mid-sized companies, organizations and institutions. In identifying potential clients, MMD considers a mix of different characteristics, such as annual revenues, financial leverage, overall debt and product penetration and complexity. The MMD clients’ annual revenues generally range between US$10 million to US$100 million and are serviced nationwide by 12 BCP Stand-alone regional managers and multiple industry-focused service teams.

•	MMD focuses principally on serving profit and non-profit organizations, state-owned companies and other major institutions.

•	Furthermore, the Institutional Banking Unit, which operates within the MMD, serves 1,602 clients throughout Peru. In Lima, a specialized MMD team serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations, and regulated entities, such as microfinance institutions, insurance companies, pension funds, and private funds. Also, in the largest provinces in Peru, BCP Stand-alone has deployed a specialized MMD team. On the other hand, in the smaller provinces in Peru, MMD is supported by the Retail Banking Division team who attends the needs of our customers.

The products offered to middle-market clients are similar to those offered to corporate banking clients. The major types of products are:

•	Revolving credit lines to finance working capital needs and international trade financing;

•	Stand-by letters of credit and bond guarantees;

•	Structured long-term and medium-term financing, through loans or financial leasing; and

•	Cash management, transactional products, and electronic banking.

The MMD loan portfolio was S/14,157 million as of December 31, 2017, S/16,696 million as of December 31, 2018, and S/17,773 million as of December 31, 2019. As of December 31, 2019, BCP Stand-alone had a market share of 36.2% in the Peruvian middle-market segment, according to the SBS and ASBANC.

Support areas

Correspondent Banking Unit

BCP Stand-alone’s Correspondent Banking Unit focuses on obtaining and providing short-term funding for international trade, as well as medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions. In addition, this unit earns fees by confirming letters of credit and guarantees issued by international banks and otherwise by providing international payment and trade finance services. The unit also provides funding to some other Latin American banks which send their international trade and guarantee flows to Peru through BCP Stand-alone. BCP Stand-alone’s Correspondent Banking Unit also promotes international trade activities with its local clients by structuring trade products and services, organizing and sponsoring conferences and advising customers through a wide range of trade products.

Cash Management & Transactional Services Unit

BCP Stand-alone’s Cash Management and Transactional Services Unit provides transactional services and products to WBG’s clients for their day-to-day operations such as payments, collections, factoring, automated payments, electronic office banking and electronic lending solutions.

Wholesale Banking Group Tribes

In 2019, a new working organization called “The Tribes” was incorporated in the Wholesale Banking Group. The Tribes use the agile methodology to assess different projects during their development cycle. There are three Tribes in the WBG and their main objectives are:

•	Tribe of Business Credit Products: Giving their business clients efficient financial solutions through an outstanding and unique experience which satisfies their main needs.

•	Tribe of Transactional Products for Businesses: Giving their business clients integral solutions which simplify their cash management processes and generate customer loyalty.

•	Tribe of Digital Platforms for Businesses: Giving their business clients an outstanding and unique digital experience in order to become their ‘top of mind’ choice.

(II.II) Retail Banking Group (RBG)

As of December 31, 2019, retail banking-related loans represented 48.5% of BCP Stand-alone’s total loans, while retail banking-related deposits represented 59.3% of BCP Stand-alone’s total deposits.

The business segments within RBG are:

Enalta

Enalta services include investment advisory, securities-based lending, financial planning, and day-to-day banking services such as loans and cash accounts. Enalta clients have access to 12 exclusive branches, 11 in Lima and one in Arequipa, and they benefit from the personalized advice of investment, insurance and loan experts, as well as exclusive, invitation-only products. Enalta has approximately 43,000 clients.

Affluent

Customers in BCP Stand-alone’s Affluent segment receive a differentiated value proposition that includes dedicated customer services channels, such as specialized account managers, preferential service by tellers at branches and through our call center, and preferential interest rates on loans. Approximately 75% of these clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling, and share-of-wallet strategies. As part of our remote banking model, during 2019 we redeployed the remaining account managers from the physical branches. This has allowed us to offer clients longer service hours, remote processes, and more personalized services through off-branch channels. We ended the redeployment with a total of 248 relationship managers who serve around 245,000 customers through this remote channel. Affluent has approximately 360,000 clients.

Consumer Banking

Our Consumer Banking segment is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 7.6 million (only considers clients with at least one product) medium-to-low-income individuals. Consumer Banking focuses on customers who receive their payroll through BCP Stand-alone (which represent around 1.2 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that may include non-banking benefits (such as access to discounts on non-banking products) and access to payroll advances.

Business and SME-Pyme

BCP Stand-alone’s SME-Business and SME-Pyme Banking segments (as it was defined in client segmentation table, see section 4. B Business Overview - 1.1.1 BCP Stand-alone - (I) Overview) serve approximately 536,097 clients. The customers are divided into two groups with different business models, service levels, and product access. SME-Business serves approximately 19,284 clients and SME-Pyme serves approximately 516,813 small and micro-business clients.

Mortgage

According to the SBS and ASBANC, as of December 31, 2019, BCP Stand-alone was the largest mortgage lender in Peru, with a market share of 32.6%, representing a growth of 100 basis points since December 31, 2018. This increase was mainly attributable to the growth of market share in new mortgages.

As of December 31, 2019, mortgage loans accounted for 14.3% of Credicorp’s total loan portfolio, with an average loan-to-value ratio (LTV) of 53%. All of our mortgage-financing programs are available to customers with a minimum monthly income of S/1,500. The mortgage loans offered by BCP Stand-alone have a maximum maturity of 25 years.

One of the product lines responsible for recent growth in the low-income segment is MiVivienda. The MiVivienda program provides government-funded loans with down payment aid to purchasers of properties valued up to S/427,600. This program seeks to cover the deficit in housing for lower-income population segments. Under the program, BCP Stand-alone extend mortgages with LTV of up to 90%, and monthly mortgage payments of up to 50% of the client’s stable net profit. Mortgage loans in this sector represent approximately 17.2% of Credicorp’s total mortgage loans and 2.5% of Credicorp’s total loans.

The MiVivienda Sostenible product allows banks to obtain lower-cost funding through Cofide, which translates into lower interest rates and installment payments for clients, which results in more accessible products to clients.

BCP Stand-alone received an award from Fondo MiVivienda for the second consecutive year in 2019, in recognition of its status as the “entity that made the largest number of Mivivienda loans in the financial system,” after BCP placed more than 4,000 loans.

Mortgage loans are associated with low losses because of their low LTV, and they have the added benefit of generating opportunities for cross selling other banking products.

Credit Card & Consumer Loans

Within the Credit Card Segment, BCP Stand-alone’s outstanding current balances increased S/504 million in 2019, from S/5,079 million as of December 31, 2018 to S/5,584 million as of December 31, 2019 (a 10% increase), which allowed it to close the 2019 fiscal year with a market share of 21.7%, according to the SBS. In 2019, credit card usage by our Credit Card Segment clients grew 16% due to our actions to promote the credit card as the main form of payment and actively foment the daily use of the cards. These increases in balances and customer transactions allow us to increase interest and non-interest income. BCP continues to apply segmented strategies across the market offering value to its low-income customers by giving them access to credit and to its medium- and high-income customers through loyalty programs mostly through our partnership with LATAM airlines.

By the end of 2019, 14% of credit card sales were made through our digital platform launched in 2018. Our digital platform is expected to be one of the main distribution channels in the near future, which will reduce acquisition costs and allow us to target new segments. Additionally, we developed new servicing functionalities through chatbots and our mobile banking platform.

Consumer loans without collaterals grew from S/.4, 378 million as of December 2018 to S/5,283 million as of December 2019 (21% growth over the year). The growth can be explained by our higher penetration in low income segments and the expansion of our digital platform. Our digital platform currently generates 60% of the loans we sell every month. This high increase allows us to profitably penetrate low income segments with an attractive value proposition and excellent customer experience with an online disbursement.

In 2019, we continued to improve our prospecting tools and customer scoring models, allowing us to generate an offer for over 30% of the working population in Peru.  We have also improved our prices and provision/allowance models by efficiently evaluating risk and customer profiles.

Support areas

Retail Banking Group Tribes

Since 2019, a new working organization has been incorporated in the Retail Banking Group: The Tribes, which use the agile methodology to assess different projects during their development cycle. There are three Tribes in the RBG, and their main objectives are:

Digital Channels Tribe: Facilitating our costumer everyday transactions, providing them with extraordinary digital experiences with a mobile first design.

Alternative Channels Tribe: Improving the lives of Peruvians by offering them simple and efficient “phygital” (physical and digital) solutions such as ATM, Agentes BCP, Kioskos BCP and POS whenever and wherever they need them.

SME-Pyme and SME-Business Tribe: Helping in the development of small and medium size entrepreneurs, simplifying the management of their businesses with relevant products, and advisory services.

(II.III) Treasury

BCP Stand-alone’s Treasury function is divided into three primary units: (1) Assets & Liabilities Management (ALM) Group, (2) Sales & Trading Unit, and (3) FX and Derivatives Distribution Unit.

ALM Group

The ALM Group is responsible for managing BCP Stand-alone’s statement of financial position and for taking reasonable interest rate and liquidity risks under the oversight of our Asset and Liabilities Committee (ALCO). The ALM Group is also responsible for maintaining our liquidity asset portfolio and Liquidity Coverage Ratio (LCR) and Common Equity Tier 1 (CET1) ratio compliance under the third Basel Committee Accord (Basel III) standards. In addition, the ALM Group is a participant in money and debt capital markets, oversees reserve requirements, and manages BCP Stand-alone’s liquidity and the bank’s statement of financial position. The ALM Group has been active in auctions held by the BCRP for certificates of deposit as well as in financing its funding needs through certificates of deposit, interbank transactions and guaranteed negotiable notes, among other instruments.

Sales and Trading Unit

BCP Stand-alone’s Trading Unit manages both FX and Interest Rate Risk exposure for proprietary trading purposes. The managed risk originates mainly from client transactions and also from open proprietary positions. Market risk exposures and limits are independently defined by the Market Risk Unit and closely monitored by the Treasury Risk Unit. BCP Stand-alone’s Trading Unit is divided into three desks, as follows:

▪	FX Trading: The FX Trading Desk offers liquidity for FX Spot and Forward transactions for its clients in USDPEN, other Latin-American currencies, and G-10 currencies. The FX Trading Desk also manages a FX volatility book for USDPEN. Additionally, the desk participates in FX transactions related to different instruments designed by the BCRP in the local currency market.
▪	Rates: The Rates Desk manages the risk from both Fixed Income and Interest Rate Swap transactions from clients and also from proprietary positions. Fixed Income portfolio consists mainly of government bonds (both in local and hard currency) from Latin-American countries and the US. The BCP Fixed Income desk is one of the main liquidity providers in the Peruvian government bond market, where it is part of the Market Maker Program of the Ministry of Economy of Peru.
▪	Structuring: The Structuring Desk is responsible for the development of tailor-made derivatives for our customers in Peru and Latin America. A team of highly trained market professionals, with years of experience in various markets, allows BCP Stand-alone to provide sound and cost-effective financial solutions to its customer base.

FX and Derivatives Distribution Unit

BCP Stand-alone’s FX and Derivatives Distribution Unit helps both individuals and companies with their FX needs (spot and hedging) through all of BCP Stand-alone’s channels (sales desk, branch network, agents, and electronic channels). The broad portfolio of FX products provided to its client base has allowed the FX and Derivatives Distribution Unit to position itself as the largest participant by trading volume in the FX business in the Peruvian market.

(II.IV) BCP Transformation

The Transformation is one of BCP Stand-alone’s primary strategic initiatives. This effort is broad in scope and involves many teams within the organization.

The initiative was born from an exhaustive analysis to understand how digitalization can change the Bank’s business and operating model. We found that digitalization goes beyond merely updating IT frameworks and entails more than just creating digital products and channels. For this reason, in 2015 we created the Centro de InnovaCXion (CIX).

In 2016, the IT, Client Experience and Data and Analytics teams came on board. During that year, Minimum Viable Products (MPVs) were developed as a platform to open accounts at the Branch level; a web platform to sell personal loans; and as an application for cash transfers between accounts via telephone numbers, which we named Yape.

In 2017, we adopted the term “Cultural Transformation,” which acts as an umbrella term for all transformation initiatives. During that year, we incorporated the Digital Risk, Digital Operations, Distribution Model and Governance teams in the effort. We also launched the first digital product for Wholesale Banking: The Digital Guarantee Letter, which received a 90% satisfaction rating from clients.

In 2018, BCP Stand-alone developed a strategy to become the leading bank in client satisfaction in Peru and the most efficient bank in the region by 2021. In 2019, we maintained 10 fronts (Digital Journeys; Data and Analytics; Culture and Leadership; Digital Risk; Distributions model; Agile Scale; Governance; Digital Ops; Customer Experience and IT) that had been initiated in previous years to contribute to achieving these two major objectives.

Along these lines, this year we have worked on developing enablers in our existing points of contacts to provide a differentiated experience to our clients.

The enablers, and their achievements, are segmented into three groups:

Cybersecurity

We are focusing our efforts on the most effective strategies to reduce our exposure to cybersecurity risk and achieve our objective risk appetite at a significantly lower cost, applying the appropriate level of control to the relevant areas of potential risk. For this reason, we maintain an important investment program, which allows us to have the necessary technologies and processes to keep our operations and assets safe. During 2019, we explored methods to identify, quantify, add and prioritize cybersecurity risks.

We have defined the following cybersecurity priorities for all the Group’s companies:

▪	Cybersecurity governance structure: Each company, according to its complexity, is responsible for defining the structure and responsibilities for cybersecurity risk management. That structure consists of three lines of defense (IT Security, Cybersecurity and Audit). Additionally, all companies have to implement corporate cybersecurity policies.
▪	Adoption of the National Institute of Standards and Technology (NIST) cybersecurity framework: It is necessary to have a guide to identify the best practices and the minimum necessary controls to manage cybersecurity risk. For this reason, we have taken the NIST cybersecurity framework as a base, and using the Federal Financial Institutions Examination Council (FFIEC) Cybersecurity Assessment Tool, we have performed a self-assessment to determine the risk profile of each company, and based on the results, the required controls, as well as a work plan with periodic objectives, are being implemented.

▪	Awareness program: The technology to prevent cyber-attacks is not enough; the weakest point in an organization is, usually, the internal user due to the incorrect handling of digital tools and their exposure to possible cyber-attacks. Therefore, BCP generated an awareness strategy at the end of 2018, defining parameters and best practices for training users for preventing and responding to cyber-attacks. This awareness strategy was shared with all the Group’s companies during 2019 and includes periodic phishing tests to improve user response and campaigns to create awareness in order to generate a cultural change in the organization.
▪	Cybersecurity indicators: It is necessary to verify whether the controls we implement are effective. For this reason, BCP defined significant cybersecurity indicators (KRI’s and KPI’s) for the organization, such as patchs deployment, computers with latest antivirus, legacy servers, etc. which were shared with Credicorp companies and were adopted and adapted according to each company´s particularities and specific needs.
▪	Third party governance: To ensure that the information we share with our suppliers complies with our standards, we have updated the critical suppliers evaluation process including a questionnaire with cybersecurity controls. Additionally, within BCP Stand-alone we have implemented an online monitoring tool for those critical providers that have access to our information.
▪	Implementation of cybersecurity technologies: Cyberattacks are increasingly sophisticated, so we periodically analyze the threat trend in order to generate a list of minimum necessary technologies to address these risks. Each company, according to its risk profile, implements the necessary tools according to its strategy and work plan.

Technology, Data and Operations:

We can now offer our clients a larger array of functionalities, improvements and availabilities. This is evident in the significant reduction we have registered in our average time for pre-production passes despite a 40% increase in the number of pre-production passes in year-on-year terms. Additionally, as of December 31, 2019, the number of mass incidents fell more than 15% since 2018 and 30% since 2017.

We are using advanced analytics to detect opportunities to optimize and generate additional income. We have launched a Center for Excellence in Analytics to broaden this capacity and be more effective when incorporating data for decision-making at the team level.

The applications developed by the data laboratories included 500,000 users, which provided us with better information on our contacts and more updated information on both clients and non-clients. As a result, we closed the year with relevant growth in pre-approved offers of credit products.

At the operations level, we have opened a Whatsapp channel to open savings accounts and a new chatbot platform called “Clara” to serve and inform our clients. Additionally, we are producing Robotic Process Automation solutions and improvements in processes for post-sale teams, which will lead to savings from optimization and allow us to offer a more effective and streamlined experience to our clients.

Agility and Becoming More Client-Focused:

Throughout the year, we designed 16 Tribes and three Centers of Excellence, many of which are now operating. All Tribes and Centers of Excellence follow an agile operating model that allows them to plan, prioritize and focus on initiatives that directly contribute to established objectives, providing flexibility and agility to offer value to clients by maximizing productivity.

These agile organizations operate in quarterly cycles. In each quarter they follow a process of Planning and Value Accountability called QBR (Quarterly Business Review) Process. In this process, all BCP Leaders align their objectives with BCP’s strategy and coordinate interdependencies among them. Agility is aimed at generating value by creating multidisciplinary, stable, self-organized and empowered teams. In any case, applying agility may introduce operational risks to BCP Stand-alone, which are mitigated by these agile organizations following all control processes established in BCP Stand-alone (risk control, budget, audit, security, etc) like any other unit in BCP.

In the Centro de InnovaCXion (CIX), we have also been working on client-focused solutions. At the end of 2019, four laboratories were in the production stage: company-supplier payment solutions, a real estate ecosystem, account openings via Whatsapp, and a currency exchange platform.

In addition to working on enablers, we have focused on generating positive change in the life cycle of a typical client and have identified five key stages of client interaction. Transformation has obtained results for each of these stages, which have an impact on how the client experiences our brand, services and products.

The first stage consists of ensuring that the client considers us as an option when seeking banking services. For this purpose, we have worked on different client journeys: five for services and two for products. We have significantly improved our clients’ experience, doubling top to box satisfaction levels in the consumer segment compared to our 2017 figures. In this context, we have obtained our clients’ recognition as the number one bank for client experience.

The second stage consists of being present during the clients’ research and selection process. This has led us to strengthen our presence in digital channels to provide all necessary information clearly and transparently. We have been working on digital advertising of products and services, which has increased the number of visits to BCP Stand-alone’s website by 30%.

The third stage focuses on client requirements of our services in order to them to perform their operations with us. We have two focuses in this regard: new clients and recurring clients. For new clients, we work to pre-approve of Economically Active Population (EAP). In this regard, coverage levels at the end of 2019 were more than double the level reported in 2017.

When it comes to recurring clients, we offer different digital channels to execute transactions. For this purpose, we use Yape, an app that facilitates transfers using a mobile phone number or QR codes. This app has multiplied its base of users by four in the last year alone to reach almost 2 million users as of January 2020. We also have digital channels at the bank level: Mobile Banking and Internet Banking. These channels have seen a 50% increase in their user base over the last year while the number of clients that use the digital token (needed to make money transfers through the bank’s applications) more than tripled during the same period. As such, a quick uptick in the number of digital token users allows us to increase the number of transactions made through digital channels rather than traditional channels, which increases both cost-efficiency and security levels.

The fourth stage focuses on the process used by clients to acquire products. We have promoted the use of digital channels to acquire products through a digital marketing strategy. This strategy, coupled with an increase in the product supply, has allowed us to more than double the number of units sold through digital channels in 2018. In fact, these channels accounted for 19% of the total number of units of products sold in the months of December 2019.

Finally, the fifth stage involves our clients’ transition to the digital world. We have increased the functionalities or our digital channels on the service side and bolstered the availability of new products. We have also made considerable investments in educating our clients at the branch level about the benefits of using digital channels. This has led an increase of more than 50% in the number of digital clients at the end of 2019 compared to the figure to the end of 2018. Our ratio of digital clients was 41.2% with respect to total clients at the end of 2019 versus 29.7% at the end of 2018. Additionally, at the end of 2019, more than 8 million Peruvians chose to work with BCP to meet their business and personal needs.

(II.V) Yape

Yape is an application to make transfers and payments through a mobile phone. Yape users can receive transfers and payments in their accounts, which are linked to a phone number or a QR code. This application’s objective is to replace cash in daily and recurring transactions and to channel small transfers and digital payments.

During 2019, Yape has attracted 130,000 users a month, of which 40,000 represent new clients for BCP. A new user of Yape is twice as likely to acquire more BCP Stand-alone products and become a subject of cross-selling efforts than a non-Yape user.

Yape was created at the end of 2016 through an enterprising effort at CIX. The objective was to simplify payments between BCP Stand-Alone’s clients. In 2017 - 2018, Yape launched strategies to capture more affiliates and increase the bank’s client base given that users needed to have an account at BCP Stand-alone to use Yape. Yape’s strategy for 2019-2021 is to dominate the ecosystem for Peruvian digital payments by creating relations between individuals; small businesses; and retail chains for mass and daily consumption. As part of this strategy, at the end of the first quarter of 2020, strategic alliances were established with Mibanco, Caja Cuzco and Banco de la Nacion so that their clients could make transfers through Yape. The objective is to ensure that the person who wants to make small payments has Yape as an option.

In 2019, Yape created two large ecosystems that feed each other. One is P2P (Peer to Peer), which is facilitating increasingly larger flows of transfers between individuals and the other, P2M (Peer to Merchant), where growing numbers of small businesses are accepting Yape as a means of payment, whether through a QR from Yape or Visa.

At the end of January 2020, Yape had 2 million users, 30% of which had used the application in the last 30 days. At the end of December 2019, Yape was used by more than 100,000 small businesses and 15,000 taxi drivers. The pace of growth in the last quarter of 2019 was situated at 7,000 downloads a day, 70% of which become affiliates. The objective for 2020 is to reach 10,000 downloads a day so that Yape hits the 5 million-user mark at the end of this year.

Yape generates value for BCP in five ways: (i) transactional data is gathered on clients who used to use cash for transactions, which generated no usable data, (ii) deposit balances remain in BCP’s accounts for longer because people take less cash out of ATMs, which reduces the number of withdrawals and ensures that the money remains in bank accounts (iii) less is spent on recharging ATMs, (iv) BCP can capture new clients given that today, many people and businesses open their accounts at BCP to be able to use Yape (approximately 40,000 new accounts are opened each month of 2019 for Yape) and (v) client digitalization levels increase, which decreases service costs.

(III)     Lending policies and procedures

BCP Stand-alone has adopted a risk appetite framework and established objective metrics and thresholds to periodically monitor the Bank’s evolving risk profile. The framework was approved by the Board of Directors; and is managed and monitored by the Risk Management Division within BCP Stand-alone’s Central Risk Management Group. The adoption of a risk appetite framework reflects BCP Stand-alone’s commitment to aligning its forward-looking business strategy with its corporate risk vision.

BCP Stand-alone’s uniform credit policies and approval and review procedures are based upon conservative criteria and are uniformly applied to all of its subsidiaries. These policies are administered in accordance with guidelines established by the Peruvian financial sector laws and SBS regulations. For further information, see “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco”.

BCP Stand-alone’s credit approval process is based primarily on an evaluation of each borrower’s repayment capacity and commercial and banking references. BCP Stand-alone determines a corporate borrower’s repayment capacity by analyzing the historical and projected financial condition of the company and of the industry in which it operates. Other important factors that BCP Stand-alone analyzes include the company’s current management, banking references, past experiences in similar transactions, and the quality of any collateral to be provided. In addition, BCP Stand-alone’s credit officers analyze the corporate client’s ability to repay obligations, estimate the probability of default of the client using an internal risk rating model, and define the maximum credit exposure that BCP Stand-alone wants to hold with the client.

BCP Stand-alone evaluates individual and small business borrowers by considering the client’s repayment capacity, a documented set of policies (including, among other issues, the client’s financial track record and the degree of knowledge of the client) and credit scores, which assign loan-loss probabilities relative to the expected return of each market segment. Nowadays a significant part of BCP Stand-alone’s credit card and consumer loan, and SME loan application decisions, are made through automatic means. Loan application decisions in BCP Stand-alone’s mortgage segment and the remaining portions of its small business and consumer segments are made by credit officers who use credit scores and profitability models as inputs for their evaluations and report to a centralized unit.

Our performance in the small business and personal lending areas depends largely on BCP Stand-alone’s ability to obtain reliable credit and client information about prospective borrowers. BCP Stand-alone has a large body of transactional information that is used in credit risk models. Also, the SBS has an extensive credit bureau, which has expanded its credit exposure database service to cover businesses and individuals that have borrowed any amounts from Peruvian financial institutions.

BCP Stand-alone has a strictly enforced policy that limits the lending authority of its loan officers. It also has procedures to ensure that these limits are adhered to before a loan is disbursed. Under BCP Stand-alone’s credit approval process, the lending authority for WBG is centralized into a specialized credit risk analysis division; and there is another specialized credit risk analysis division for RBG. These divisions are operated by officers that have specific lending limits. In addition to the controls built into the loan approval workflow systems, the credit risk management divisions and internal auditors regularly review credit approvals to ensure compliance with lending policies.

For the WBG, in accordance with international standards, BCP Stand-alone has established lending authority limits based on risk rating (probability of default) and particular guarantees of the borrower. Requests for credit facilities in excess of the limits set for credit officers are reviewed by the Credits Committee, Executive Committee or, if the amount requested is sufficiently large, by the Board of Directors. In addition, BCP Stand-alone has concentration limits in the loan portfolio by industry, which is based on its target risk appetite and market share.

BCP Stand-alone believes that an important factor to maintain the quality of its loan portfolio is the selection and training of its loan and risk officers. BCP Stand-alone requires loan officers to have degrees in economics, accounting, business administration or related fields from competitive local or foreign universities. In addition, training for new loan officers begins with a three-month program that covers all aspects of banking and finance. Subsequently, loan officers receive training in specific matters throughout their careers at BCP Stand-alone. Laterally-hired officers are generally required to have prior experience as loan officers.

BCP Stand-alone operates in substantial part as a secured lender. As of December 31, 2019, approximately S/41.2 billion of its loan portfolio and off-balance-sheet exposure was secured by collateral, which represents 38.3% of its total loan portfolio based on unconsolidated figures (excluding BCP Panama and BCP Miami, branch offices located overseas), as compared to 39.3% in 2018 and 44.9% in 2017.

Liquid collateral is a small portion of BCP Stand-alone’s total collateral. BCP Stand-alone requires collateral for the extension of credit depending on the risk profile and the business segment of the client, among other factors. When BCP Stand-alone requires collateral, it is usually valued at between 110% and 150% of the principal amount of the credit facility granted. The appraisal of illiquid collateral, in particular real estate assets, machinery and equipment, is performed by independent experts. BCP Stand-alone’s internal audit division conducts selected revisions and analyses on borrowers’ financial statements, consistent with the local banking regulations of the jurisdictions in which it operates.

1.1.2  BCP Bolivia

BCP Bolivia’s activities include wholesale banking and retail banking. As of December 31, 2019, BCP Bolivia has total assets of S/10,480.9 million, total net loans of S/7,388.0 million, deposits of S/8,965.8 million, and equity of S/736.5 million, with a 2019 ROAE of 11.0% (compared to 11.8% in 2018).

As of December 31, 2019, BCP Bolivia’s loans represented approximately 9.4% of total loans in the Bolivian financial system, and its deposits represented approximately 9.7% of total deposits in the Bolivian financial system, according to the Bolivian Financial System Supervisory Authority.

The following table shows the client segmentation of BCP Bolivia. This segmentation was a result of an analysis, which addressed multiple factors such as the size (by income, sales, and/or debt) and volume of activity for each client, the clients’ affiliation with other companies or groups, and their credit ratings.

Client Segmentation
Business	Group	Income/Sales/Total Debt
Wholesale Banking	Large companies (1)	Annual sales higher than approximately S/50 million
	Medium companies (2)	Annual sales from approximately S/3 million to S/50 million
Retail Banking (3)	Small business (4)	Annual sales from approximately S/100,000 to S/3,000,000
	Micro business (4)	Annual sales of at least approximately S/100,000
	Consumer (5)	Payroll workers and self-employed workers
	Mortgage Banking (6)	Payroll workers, independent professionals and business owners

(1)	Loans to Large companies account for 33% of BCP Bolivia’s total loans. This segment accounts for approximately 755 customers.
(2)	Loans to Medium companies account for 12% of BCP Bolivia‘s total loans. This segment accounts for approximately 1,702 customers.
(3)	At the end of 2019, retail banking loans accounted for 55% of BCP Bolivia’s total loans, while retail banking deposits accounted for 24% of BCP Bolivia’s total deposits.
(4)	Small and Micro business banking accounts for 14% of BCP Bolivia’s total loans; Small business banking serves approximately 10,200 clients while Micro Business serves approximately 11,840 business clients.
(5)	Consumer banking accounts for 10% of total loans of BCP. Its customer base consists of approximately 49,170 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products.
(6)	BCP Bolivia serves approximately 11,770 mortgage banking customers, representing 32% of BCP Bolivia’s total loans. BCP Bolivia’s mortgage loans have an average LTV at origination of 80%.

1.2   Microfinance

The Microfinance line of business consists of a group of subsidiaries offering commercial banking activities and specialized financial services to support small and micro business clients in Peru through Mibanco and in Colombia through Edyficar S.A.S. (whose commercial name is Encumbra), incorporated in 2013 and Bancompartir incorporated in December 2019. As of December 31, 2019, Mibanco represented around 92.0% of the total loans of the Microfinance line of business, 7.2% of Credicorp’s total assets, 9.2% of Credicorp’s net profit, and 8.0% of equity attributable to Credicorp’s shareholders.

In Peru, Mibanco’s credit policies are set within the guidelines established by the laws and regulations of the markets in which we operate and by the guidelines set forth by the Board of Directors. For further details regarding applicable legal and regulatory guidelines, see “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation”. Additionally, in Colombia, Bancompatir and Encumbra are regulated by the Superintendencia Financiera de Colombia (SFC) and Asociación Colombiana de Instituciones Microfinancieras (Asomicrofinanzas) respectively.

In Microfinance, transformation entails: ensuring the evolution of our culture; driving a change in mindset; and making innovations in the way we serve our clients and in our business model. We will accomplish this by leveraging new technologies and forms of works to ensure that we are on track to meet our objectives.

Our focus covers three main objectives: to become a reference in terms of customer experience, lead growth in the region and become a benchmark for the microfinance business model.

We are focused on five enabling fronts:

•	Customer Centric, to provide an extraordinary experience that is in tune with the needs of our clients.
•	Digital Business Model, to generate digital capacities and evolve the current business model, focusing on customer experience and efficient growth.
•	Collaborative Organizational Culture, focused on implementing a customer-client focus, reinforcing reliability and commitment and ensuring that we have the talent and leadership required for transformation while forming work squads and tribes.
•	Data driven: focused on creating a competitive advantage by generating advanced analytical capacities to support core business practices (origination, collections, commercial effectiveness, pricing and key personnel) and analytics to make decisions.
•	IT & Digital Risk: Having flexible architecture to support digital transformation and to ensure that cybersecurity is at the required level.

1.2.1  Mibanco

(I) Overview

The following table shows how Mibanco segments its clients. This segmentation is based on an analysis that considered multiple factors such as the size (by income, sales, and/or total debt) and volume of activity for each client, the client’s affiliation with other companies or groups and their credit ratings.

Client Segmentation (1)
Group	Income/Sales/Total debt
SME – medium (2)	Annual sales up to S/20 million
Total debt higher than S/300,000, without issued debt in the capital markets
SME – small (3)	Total debt from S/20,000 to S/300,000
Micro-business (4)	Total debt up to S/20,000
Consumer (5)	Focus on debt unrelated to business
Mortgage (6)	Focus on individuals for the acquisition and construction of homes and granting mortgages

(1)	As of December 31, 2019, Mibanco had 974,045 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2019, unless otherwise disclosed.
(2)	Mibanco’s SME – medium segment focuses on financing production, trade, or service activities for companies that (1) have total debt in the last 6 months higher than S/300,000, (2) annual sales up to S/20 million in the last 2 consecutive years, and (3) have not participated in the capital markets. This segment represents 3% of Mibanco’s total loans and 2,050 of its clients.
(3)	Mibanco’s SME – small segment focuses on financing production, trade, or service activities for companies that have total debt between S/20,000 and S/300,000 in the last 6 months (without including mortgage loans). This segment represents 60% of Mibanco’s total loans and 191,387 of its clients.
(4)	Mibanco’s micro-business segment focuses on financing production, trade, or service activities for companies that have total debt up to S/20,000 in the last 6 months (without including mortgage loans). Micro-business loans represent 26% of Mibanco’s total loans and 614,026 of its clients.
(5)	Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 6% of Mibanco’s total loans and 160,771 of its clients.
(6)	Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 5% of Mibanco’s total loans and 5,811 of its clients. Mibanco’s mortgage segment has a policy of limiting LTV to up to 90%.

(II) Mibanco Transformation

In 2019, we made the following progress on our transformation strategy:

•	Customer Centric: by analyzing the journeys of our clients and employees and implementing the actions that cover the most significant “pain points,” we increased our Net Promoter Score (NPS), going from 29% in 2018 to 35% in 2019 and our workplace climate indicator is situated at 88%.
•	Digital Business Model: we have made progress in developing our hybrid business model by developing digital tools and implementing new sale channels as alternatives to traditional outlets (business advisor) and to provide customer service such as: telephone sales, APP, home banking, teller and platform. We are also developing a digital instrument for Business Advisors called URPI, which facilitates the advisor’s assessment, sales and collections in the field to ensure that he or she has more face-to-face time with clients. As of December 2019, 16.9% of the credit operations were conducted through alternative sales channels and 75% of our advisors were utilizing the functionalities available on URPI. These functionalities include field information on the clients, an operation simulator (amount, tenure and rate), planning sales priorities and collection in the field. We have also completed the digital model for our alliance with UBER and MO Technologies, which will make a digital assessment of potential clients within the pool of UBER drivers. This will be based on alliance models in the digital ecosystem such as Fintech MO Technologies.
•	Collaborative Organizational Culture: We have adopted agile forms of work through squads. In 2019, we had 10 squads that support the originations, collections, digital development, experimental work, client experience, six business models for intelligent business and advanced analytics teams; and one digital channels tribe.

•	Data driven: In 2019, we were focused on generating competitive advantages through centralized loan assessment and working on a multi-channel collections strategy. Improvements in this regard were supported by advanced analytics models, which helped us increase the number of approved loans using leads from 19.53% in 2018 to 26.3% in 2019.
•	IT & Digital Risk: We made progress with the integration platform that supports digital transformation and in our quest to meet all cybersecurity requirements. We also made progress in implementing tools for digital collaboration.

1.2.2  Bancompartir

The following table shows how Bancompartir segments its clients. This segmentation is based on an analysis that considered multiple factors such as the size (by assets and/or total debt) and volume of activity for each client, the client’s affiliation with other companies or groups and their credit ratings.

Client Segmentation
Group	Income/Sales/Total debt (1)
Commercial (2)	Debt not categorized as micro, consumer or mortgage.
Micro (3)	Total debt up to 120 statutory minimum wages (equivalent to S/100,000).
Consumer (4)	Focus on debt unrelated to business.
Mortgage (5)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)	Converted into Soles at the exchange rate of S/0.000997 per Colombian Peso, December 31, 2019 – SBS. As of December 31, 2019, Bancompartir had 92,549 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2019, unless otherwise disclosed.
(2)	Bancompartir’s commercial segment focuses on all credits other than Micro, Consumer and Mortgage. Commercial loans represent 25% of Bancompartir’s total loans and 5,553 of its clients.
(3)	Bancompartir’s micro-business segment focuses on financing production, trade, or service activities for companies that have total debt up to 25 statutory minimum wages (approximately S/20M) and workers up to 10. Micro-business loans represent 66% of Bancompartir’s total loans and 79,036 of its clients.
(4)	Bancompartir’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 5% of Bancompartir’s total loans and 7,358 of its clients.
(5)	Bancompartir’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 4% of Bancompartir’s total loans and 602 of its clients.

1.2.2  Encumbra

The following table shows how Encumbra segments its clients. This segmentation is based on an analysis that considered multiple factors such as the size (by assets and/or total debt) and volume of activity for each client, the client’s affiliation with other companies or groups and their credit ratings.

Client Segmentation
Group	Income/Sales/Total debt (1)
Commercial (2)	Debt not categorized as micro.
Micro (3)	Total debt up to 120 statutory minimum wages (equivalent to S/100,000).

(1)	Converted into Soles at the exchange rate of S/0.000997 per Colombian Peso, December 31, 2019 – SBS. As of December 31, 2019, Encumbra had 32,625 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2019, unless otherwise disclosed.
(2)	Encumbra’s commercial segment focuses on all credits other than Micro, Consumer and Mortgage. Commercial loans represent 10% of Encumbra’s total loans and 388 of its clients.
(3)	Encumbra’s micro-business segment focuses on financing production, trade, or service activities for microenterprises that have total debt up to 120 statutory minimum wages (approximately S/0.1M). Micro-business loans represent 90% of Encumbra’s total loans and 32,237 of its clients.

1.3       Insurance & Pensions

1.3.1   Grupo Pacifico

(I) Overview

We conduct our insurance business exclusively through Grupo Pacifico, which operates in Peru and Bolivia and is the second-largest Peruvian insurance company by written premiums in 2019, according to the SBS and the Superintendencia Nacional de Salud (Susalud). Grupo Pacifico provides a broad range of insurance products focusing on three business areas: P&C, life insurance business, and corporate health insurance and medical services. Grupo Pacifico, like other major Peruvian insurance companies, sells its products both directly (through its own sales force) and through independent brokers, bancassurance, and sponsors.

For further information see “Item 4. Information on the Company – 4.A History and development of the company”.

(II) Pacifico Transformation

Grupo Pacifico is going through a transformation process, with the objective of accompanying our clients at every moment of their life. This involves different actions, from the automation of its internal processes to the creation of digital tools and services, through the creation of new products and channels; and the modernization of current ones.

During 2019, we have continued moving towards the best insurance company in growth, client experience and efficiency. We see this in achievements such as: Reaching 76% of self-managed broker transactions; launching the app “Mi Espacio Pacifico”, which allows our clients to have complete information on their products and resolve requirements and queries in a digital space, and already has 35,000 affiliates; launching the new product “Plan Kilometros”, where the customer pays monthly only for the kilometers he drives; and we implement the Bancassurance tribe in conjunction with BCP, which is the first organizational change focused on agility, outside our innovation unit known as “Chackra”. This tribe already has seven teams developing solutions in an agile way.

1.3.2  Prima AFP

Credicorp conducts its pension fund business through Prima AFP, which operates through individual capitalization accounts and provides its affiliates with retirement, disability, survival, and burial benefits. For this purpose, Prima AFP collects affiliates’ mandatory and voluntary contributions, and invests the funds in local and foreign financial markets. The funds that Prima AFP holds in custody for its affiliates are non-attachable by it and autonomous assets and are not affected by Prima AFP’s financial results. Prima AFP offers four types of funds, which differ by risk profile and the asset classes in which they invest. The investment and risk management policies are defined by internal committees and supervised by the SBS and the SMV.

For further information see “Item 4. Information on the Company – 4.B Business Overview – (6) Competition – 6.3 Insurance & Pensions – 6.3.2 Prima AFP” and “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and regulation – 9.5 Prima AFP”.

1.4     Investment Banking & Wealth Management

Credicorp Capital carries out its investment banking and wealth management operations in the Latin America region through Credicorp Capital Peru, Credicorp Capital Colombia, and Credicorp Capital Chile which hold a considerable market share in the Peruvian, Colombian and Chilean markets, respectively. In 2018, the creation of the Investment Banking & Wealth Management LoB included the addition of BCP Stand-alone’s Wealth Management Division and ASB to Credicorp Capital. The main objective of this new LoB is to operate as a single regional wealth management model within one business unit, instead of three different models under different business units. This new structure facilitates sharing of best practices and delivery of a regional value proposition, with ASB supporting all wealth management business units and clients (instead of focusing on Peru-based wealth management customers). With the same objective, in 2019, Credicorp Capital completed the acquisition of Ultraserfinco and its subsidiaries expanding our Wealth Management business in Colombia and also strengthening our geographical presence in Medellin.

Our Investment Banking and Wealth Management LoB’s four main business units are asset management, capital markets, corporate finance and wealth management.

Asset management

Through the regional platform provided by Latin-American Integrated Market (Mercado Integrado Latinoamericano, MILA), our asset management business unit offers a wide array of products, including mutual funds, alternative funds, and portfolio management, as well as structured products, to a broad base of clients, including those in our retail, private and high-net-worth, corporate, and institutional segments. We also act as a third-party distributor in Latin America, representing other global asset managers.

Capital markets

Our capital markets business unit has an active role in secondary markets, particularly equity and fixed-income products, as well as exchange rate products and derivatives. Our participation in the placement of equity and debt instruments, vis-à-vis our corporate finance team, is also relevant, especially for corporate issuances in local markets. We also have proprietary investments, with trading books managed in Peru, Colombia, and Chile.

Corporate finance

Our corporate finance business unit provides advisory services for the structuring of mid- and long-term financing and the structuring and placement of equity and fixed-income instruments in capital markets. It also offers a wide range of financial advisory services and advisory services for mergers and acquisitions.

Wealth management

We run a financial and investment advisory model tailored to high-net-worth and ultra-high-net-worth individuals in which a single relationship manager coordinates various financial services for their clients, including investment advisory, investment management, long-term financial planning, banking services, and credit solutions.

1.5      Open Innovation

Krealo, Credicorp’s open innovation arm, was created in March 2018 with the purpose of re-imagining financial services through digital sustainable businesses which will complement Credicorp’s financial transformation. The company is dedicated to building, growing and investing in Fintechs (new technologies that seeks to improve and automate the delivery and use of financial services) with the objective of reaching 100 million people across Peru, Chile and Colombia. Krealo leverages Credicorp’s experience and financial knowledge combined with the agility and disruption components of Fintechs, offering a new user-centric view of the business.

To accomplish its objective, Krealo combines the activities of a company builder with those of a corporate venture capital fund. We focus on defining the strategic direction of each venture. At the center of each venture stands the team of founders, which is charged with executing the product roadmap assuring strong unit economics and enabling a fast, sustainable growth with scalable technology and operations.

In Latin America, 50% of people do not own an investment product or have a bank account, 90% do not own an insurance product and 70% of SME’s do not have a payment solution. Therefore, Krealo is targeting two main segments: consumers and SME’s.

With respect to consumer segment, Krealo focuses on satisfying the needs of users that are not currently served by the financial sector. To achieve this, Krealo has deployed two initiatives: Tyba and Tenpo. Tyba is a financial advisor that provides access to investments to the Colombian population from $25 upwards. There is no investment limit. Tempo is a 100% digital account which allows Chilean population to make online payments.

With respect to SME’s, Krealo has focused on solving day-to-day issues for clients who lack financial knowledge and tools. To achieve this, Krealo has deployed three initiatives: First, in January 2019, Credicorp acquired a majority stake in Culqi, a Peruvian payment processing company, which launched a mobile point-of-sale (MPOS) solution to offer loans in October 2019. Second, by the end of 2019 Krealo acquired a minority stake in two Peruvian start-ups: Wally, Software as a Service (SAAS) Company which offers sales conciliations, inventory management and e-billing to SME’s, and Lumingo, a marketplace which offers SME’s an online channel to increase sales.

In 2020, Krealo and its ventures will focus on growing their user base and enhancing unit economics.

(2)     Corporate compliance

Our corporate compliance programs apply to Credicorp and all its subsidiaries and have been developed using a comprehensive approach based on international best practices and as well as our principles and ethical values.

Corporate compliance is responsible for managing the following corporate programs:

•	Anti-money laundering
•	International sanctions and restricted lists
•	Fiscal transparency (FATCA & CRS)
•	Regulatory compliance
•	Ethics and conduct
•	Anti-corruption
•	Market abuse prevention
•	Personal information protection
•	Occupational health and safety
•	Market Conduct

Our corporate compliance division is managed by compliance officers in each of Credicorp’s subsidiaries, each of whom reports to the Corporate Compliance Officer of Credicorp, who in turn reports to the Board of Directors and has full autonomy to carry out his or her functions and duties independently.

Our corporate compliance division establishes policies, guidelines and controls that regulate our compliance programs to provide reasonable assurance of compliance with local and international standards mitigate conduct risks and encourage ethical behavior and values, all with the aim of protecting the reputation and business of Credicorp.

In 2019, our corporate compliance division focused on consolidating the advanced management model that integrates the compliance processes within the business, the application of agile methodologies and the culture of the organization These strategies will allow us to improve our use of big data and analytics to increase efficiency and effectiveness in the identification of financial crimes and reduce non-financial risk, advise our businesses immediately of any risk of noncompliance, generate value and provide alternative solutions.

Fiscal Transparency

The Fiscal Transparency group within Credicorp oversees the implementation of the U.S. Foreign Account Tax Compliance Act (FATCA) and the OECD´s Common Reporting Standard (CRS) which are the global standard for the automatic exchange of financial information between governments; and apply these standards to all Credicorp financial institutions. Understanding FATCA and CRS requirements and having a comprehensive Fiscal Transparency compliance program are essential for financial institutions to limit non-compliance risk and meet the obligations set out by applicable country Intergovernmental Agreements (IGAs) with the U.S. Internal Revenue Service (IRS) and the commitments signed with Organization for Economic Co-operation and Development (OECD).

FATCA at Credicorp: Credicorp has investment vehicles located in countries under IGA Model I (Bahamas, Luxembourg, Colombia, the Cayman Islands and Panama), IGA Model II (Bermuda and Chile), and General Regulation (Bolivia and EE.UU.). Obligations include complying with client due diligence, client annual reporting and financial counterparties exchange of status information. Peru still holds the status of “agreement in substance” while the Peruvian government and the U.S. Department of Treasury continue with the negotiations to sign an IGA Model I. Considering this, in 2018 the Ministry of Economy and Finance of Peru (MEF) announced that the Annual Client Reporting obligation would be put on hold, while negotiations continue. However, all Peruvian financial institutions must comply with all other FATCA obligations as if the IGA were already in force.

CRS at Credicorp: Credicorp has financial institutions located in countries that started CRS implementation in 2016 (Colombia, the Cayman Islands and Luxembourg), 2017 (Panama and Chile) and 2019 (Peru). In the countries that adopted CRS in 2016 and 2017, our main activities will continue to focus on (i) keeping the information of our clients and counterparts updated, (ii) sending annual reports to tax authorities and (iii) completing the certifications and audits according to the laws applicable to each country.

In Peru, the implementation of CRS is part of the mandatory requirements of the OECD to grant full membership status to Peru. Therefore, all Credicorp financial institutions in Peru, including BCP, Pacifico, Mibanco, Prima, Credicorp Capital Bolsa, Credicorp Capital Fondos, and Credicorp Capital Titulizadora; implemented the first set of obligations successfully by January 1, 2019 and performed the due diligence of high value accounts by the deadline of December 31, 2019. The information gathered during this period will be used to draft the first Annual Report that will be submitted to the Peruvian Tax Authority (SUNAT) in May 2020.

(3)      Internal Audit

In 2019, our internal audit unit focused on creating a permanent risk-based framework to evaluate the effectiveness and efficiency of Credicorp’s risk management, control and governance processes. For this purpose, our internal audit unit formulated the Annual Audit Plan using a risk-based audit methodology, which is aligned with the rules of the Global Institute for Internal Auditors (IIA) and approved by the SBS. Based on industry-specific concerns, topics related to data analytics and cybersecurity were given special attention.

During 2019, for the ninth consecutive year, an internal evaluation was conducted in compliance with Standard 1311 of the Global IIA. During this evaluation, we received the qualification of “General Compliance” (the maximum possible rating according to IIA) due to our Quality Assurance and Improvement Program. The evaluation also verified that our internal audit function complies with the International Standards for Professional Practice, Fundamental Principles and the IIA Code of Ethics.

During 2019, our Chief Internal Auditor was nominated as Chairman of the Financial Services Guidance Committee of IIA Global, whose mission is to strategically direct the development of the International Framework for Professional Practice of Internal Auditing to support the advancement of the professional auditing practice in the global financial services industry by identifying, prioritizing, launching and, ultimately, approving guidelines specifically geared to the special needs of internal auditors who provide services to the financial services industry.

In 2019, the Corporate Auditor and Pacifico Group’s Auditor participated on behalf of Credicorp in the preparation of the document “Agility in Internal Audit – Latin American Banks” which was presented at the Latin American Audit Congress of the Latin American Foundation of Internal Auditors (FLAI). This document was one of the first to introduce Agile Audit practices to banks in the region.

Consistent with recommended industry practices, Credicorp continued to apply the Cybersecurity Assessment Tool (CAT) of the U.S. Federal Financial Institutions Examination Council (FFIEC) to its operations. In addition, Credicorp also implemented a centralized methodology to apply data analytics in a coordinated and integrated manner and promoted the use of the Agile Audit Methodology guidelines.

In 2019, we provided 14,775 hours of training our internal auditors, with an average of 72 hours per auditor (above the 40 hours per auditor recommended by international practices) in topics related to fraud prevention, IFRS 9, new cybersecurity frameworks such as those promulgated by the IIA, NIST or the FFIEC, internal quality assessment, data analytics, money laundering, validation of models and other topics of financial and operational audit.

(4)      Strategy

Credicorp operates mainly in Peru, an important emerging market economy that has been growing at a solid pace for the past few decades, with a GDP of US$230 billion in 2019 (according to BCRP’s figures) that has grown at a compound annual growth rate (CAGR) of 8.3% from 2001 to 2019, and which still has an under-penetrated banking system. These two characteristics represent an important opportunity for long-term growth. Credicorp has solidified its presence in the region through its operations in Peru, Bolivia, Colombia and Chile, contributing to its financial development and accompanying its clients in their growth.

Since Credicorp was created nearly 25 years ago, it has evolved into a much larger and complex company. In 2018, the management of the several businesses was organized into the four LoBs: Universal Banking, Microfinance, Insurance & Pension and Investment Banking & Wealth Management.

The Universal Banking LoB continues with its strategy to improve its clients’ experiences in all segments by upgrading and innovating digital banking, which implies, in many cases, educating and accompanying clients in the use of digital channels. In 2019, we continued to advance in our transformation strategy by improving our digital sales and customer satisfaction. This LoB aims to maintain an adequate balance between risk, growth, profitability and operating efficiency.

The Microfinance LoB continues to invest in building capacities to fuel local and regional growth based on its current business model. This will be accomplished by focusing on consolidating the new hybrid model and in creating new business alliances to scale the business. It will continue to drive efforts to capture deposits, which in addition to benefitting the funding structure, allows the organization to analyze and take advantage of information to continuously improve its business model and value proposition for its clients. In 2019, we acquired Bancompartir, a subsidiary that will allow us to consolidate our business in the Microfinance market in Colombia with Encumbra.

The Insurance & Pension LoB continues to focus on capturing growth in the Peruvian market, which has one of the lowest penetration levels in the region. As such, this LoB will continue focusing on growing in different channels and in bancassurance to take advantage of the group’s synergies. Furthermore, Grupo Pacifico and Prima AFP will leverage the experience in the Centro de InnovaCXion at BCP to innovate different channels and products. Furthermore, Grupo Pacifico will focus on improving the profitability of the health insurance business, which is managed alongside the strategic partner, United Health/Banmedica. In 2019, we continued to improve the synergies between various teams from Prima AFP and Pacifico, which will help us reduce our operating expenses and improve our efficiency.

The Investment Banking & Wealth Management LoB continues to consolidate its position as the best financial advisory service in Peru, Chile and Colombia by strengthening the regional offering of asset management and wealth management services to provide clients with a complete vision of all of their assets while increasing the market share in Colombia and Chile. In 2019 we acquired Ultraserfinco, which will increase our business in Colombia.

(5)      Operations

The following table provides certain financial information about our LoBs as of and for the year ended December 31, 2019 and 2018:

	As of and for the year ended December 31, 2019
	External income (2)		Net interest, similar income and expenses		Other income, net (3)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	11,750	59.7	6,244	68.7	3,632	67.3	139,832	74.4
BCP Bolivia	736	3.7	329	3.6	117	2.2	10,481	5.6
Insurance and Pension funds
Pacifico Seguros and Subsidiaries	3,249	16.5	493	5.4	348	6.4	13,785	7.3
Prima AFP	457	2.3	(1)	-	457	8.5	909	0.5
Microfinance
Mibanco	2,408	12.2	1,901	20.9	62	1.1	13,576	7.2
Banco Compartir S.A.(1)	18	0.1	13	0.1	2	-	1,046	0.6
Edyficar S.A.S.	50	0.3	43	0.5	2	-	141	0.1
Investment Banking and Wealth Management	968	4.9	69	0.8	885	16.4	9,423	5.0
Other segments	63	0.3	443	4.9	561	10.4	2,998	1.6
Eliminations	-	-	(443)	(4.9)	(669)	(12.3)	(4,314)	(2.3)
Total consolidated	19,699	100.0	9,091	100.0	5,397	100.0	187,877	100.0

(1)	Bancompartir has been included since December 2019.
(2)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(3)	Corresponds to total other income (include income and expenses for commissions) and insurance underwriting result.

	As of and for the year ended December 31, 2018
	External income (1)		Net interest, similar income and expenses		Other income, net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	10,757	59.7	5,616	66.2	3,275	67.1	132,880	75.0
BCP Bolivia	686	3.8	309	3.6	124	2.5	9,957	5.6
Insurance and Pension funds
Pacifico Seguros and Subsidiaries	2,730	15.1	446	5.3	669	13.7	12,224	6.9
Prima AFP	371	2.1	-	-	371	7.6	875	0.5
Microfinance
Mibanco	2,468	13.7	1,956	23.0	156	3.2	13,220	7.5
Edyficar S.A.S.	44	0.2	40	0.5	1	-	119	0.1
Investment Banking and Wealth Management	886	4.9	98	1.2	634	13.0	9,665	5.5
Other segments	83	0.5	33	0.3	106	2.2	2,862	1.6
Eliminations	-	-	(9)	(0.1)	(454)	(9.3)	(4,539)	(2.7)
Total consolidated	18,025	100.0	8,489	100.0	4,882	100.0	177,263	100.0

(1)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(2)	Corresponds to total other income (include income and expenses for commissions) and insurance underwriting result.

For a description of the principal markets in which we compete, please refer to “Item 4.B. Business Overview – (1) Lines of Business,” “Item 4.B. Business overview – (6) Competition”, “Item 4.B. Business overview – (9) Supervision and Regulation” and Note 30 to Credicorp’s Consolidated Financial Statements. For a breakdown of total income and operating income by geographic market for each of the last three fiscal years, as well as other historical information about our LoBs, please refer to Note 30 to Credicorp’s Consolidated Financial Statements.

5.1 Consolidated contributions

The following table sets forth the contribution to the consolidated net profit attributable to our equity holders by each of LoBs and main subsidiaries:

	2017		2018		2019
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	2,565	62.7	2,858	71.7	3,163	74.2
BCP Bolivia	75	1.8	78	1.9	79	1.8
Insurance and Pension
Pacifico Seguros and subsidiaries (1)	321	7.8	349	8.8	377	8.8
Prima AFP	140	3.4	140	3.5	197	4.6
Microfinance
Mibanco	372	9.1	445	11.2	392	9.2
Banco Compartir S.A.					(2)	0.0
Edyficar S.A.S.	(1)	-	5	0.1	5	0.1
Investment Banking and Wealth Management (2)	245	6.0	146	3.7	230	5.4
Others segments and eliminations (3)	375	9.2	(37)	(0.9)	(176)	(4.1)
Total	4,092	100.0	3,984	100.0	4,265	100.0

(1)	Includes Crediseguro S.A., Seguros Personales and Crediseguro S.A., Seguros Generales (incorporated in 2017).
(2)	Investment Banking and Wealth Management mainly includes Credicorp Capital Ltd and subsidiaries and Atlantic Security Bank.
(3)	Includes Credicorp Ltd., which mainly includes expenses and the tax withheld in connection with the estimation of the dividends to be distributed to us by our Peruvian subsidiaries (BCP and Grupo Pacifico), and others. In 2017, includes profit from the sale of 50% of BCI shares to a third party, as well as the sale of the shares of ENEL.

The following table shows our LoBs and main subsidiaries’ respective percentage contributions to our total equity attributable to Credicorp’s equity holders:

	2017		2018		2019
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	13,697	63.0	15,063	63.2	16,762	63.9
BCP Bolivia	637	2.9	691	2.9	736	2.8
Insurance and Pension
Pacifico Seguros and subsidiaries (1)	2,831	13.0	2,614	11.0	2,801	10.7
Prima AFP	619	2.8	633	2.7	698	2.7
Microfinance
Mibanco	1,696	7.8	1,898	8.0	2,086	8.0
Banco Compartir S.A.	-	-	-	-	158	0.6
Edyficar S.A.S.	55	0.3	58	0.2	61	0.2
Investment Banking and Wealth Management (2)	1,428	6.6	1,905	8.0	1,841	7.0
Others segments and eliminations (3)	794	3.6	977	4.0	1,095	4.1
Total	21,757	100.0	23,839	100.0	26,238	100.0

(1)	Includes Crediseguro S.A., Seguros Personales and Crediseguro S.A., Seguros Generales.
(2)	Investment Banking and Wealth Management mainly includes Credicorp Capital Ltd and subsidiaries and Atlantic Security Bank.
(3)	Includes Grupo Credito, CCR Inc., Inversiones Credicorp Bolivia, BCP Emisiones Latam 1 S.A., EAH and others.

(6)      Competition

6.1      Universal Banking

As of December 31, 2019, the principal participants in the Peruvian financial system were the following: the BCRP, the SBS, 54 financial institutions, and four state-owned banks (Banco de la Nacion, Corporacion Financiera de Desarrollo S.A., a Peruvian government-owned development bank, Agrobanco and Fondo MiVivienda).

	Private Financial System as of December 31, 2019
	Number of entities	Assets (Soles in thousands)	Deposits (Soles in thousands)	Loans (Soles in thousands)
Banking Sector (1)	15	414,175,421	263,121,071	286,085,699
Financial firms (2)	10	16,160,954	7,943,924	13,840,117
Municipal savings banks (3)	12	29,698,537	23,392,869	23,576,580
Rural savings banks (4)	7	2,902,184	1,773,692	2,400,499
Edpymes (5)	9	2,911,664	-	2,638,303
Leasing companies (6)	1	332,018	-	263,103
Total (7)	54	466,180,778	296,231,556	328,804,301

Source: SBS

(1)	Banca Multiple under SBS definition and terminology
(2)	Empresas Financieras under SBS definition and terminology
(3)	Cajas Municipales under SBS definition and terminology
(4)	Cajas Rurales under SBS definition and terminology
(5)	The same name under SBS definition and terminology

(6)  Empresas de arrendamiento financiero under SBS definition and terminology

(7)	The total Private Financial entities doesn’t include Coopacs, since the information is not yet publicly available in the SBS

(i)	Banking Sector

The Banking Sector includes universal banks and, offering financial services to retail and wholesale clients, among others. The following table sets forth the percentages, by assets, deposits and loans, represented by the major Peruvian banking institutions.

	As % of total Private Financial System			As % of Banking Sector
As of December 31, 2019	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	30.21%	29.83%	28.90%	34.00%	33.59%	33.22%
BBVA Banco Continental	17.53%	18.69%	17.88%	19.73%	21.04%	20.55%
Scotiabank Peru	15.49%	13.30%	14.95%	17.44%	14.97%	17.19%
Interbank	11.27%	11.80%	11.00%	12.69%	13.28%	12.64%
Banco Interamericano de Finanzas	3.19%	3.38%	3.21%	3.59%	3.80%	3.69%
Mibanco	2.82%	2.84%	3.23%	3.17%	3.19%	3.72%

Source: SBS

As of December 31, 2019, BCP Stand-alone ranked first among all Peruvian multiple banks by assets, deposits and loans, according to the SBS.

As of December 31, 2019, the principal Peruvian non-state financial institutions reported total loan balances of S/200,331 million in local currency and of US$25,877 million in foreign currency. These figures represented an annual expansion of local currency and foreign currency loan balances of 8.7% and 1.0%, respectively (compared to an expansion of 11.9% and 2.7%, respectively, from December 31, 2017 to December 31, 2018). As a result, the dollarization of loans reduced to 30.0% as of December 31, 2019 (compared to 31.9% as of December 31, 2018 and 32.9% as of December 31, 2017). As of December 31, 2019, Peru’s total amount of multiple banking deposits were S/263,121 million, and the multiple banking dollarization rate for deposits was 38.9% (compared to 39.5% as of December 31, 2018 and 42.9% as of December 31, 2017).

As part of its plan to decrease the dollarization level of loans in the Peruvian financial system, in order to reduce the risks of currency depreciation associated with borrowing in US Dollars, the BRCP established a de-dollarization program. For further information, see “Item 3. Key Information – 3.D Risk Factors – (11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities”.

Peru’s capital ratio (regulatory capital/risk-weighted assets) was 14.57% as of December 31, 2019, which was above the 10% legal minimum that became effective in July 2011 and represented a decrease of 9 basis points from the capital ratio reported as of December 31, 2018 (14.66%). In 2018, the ratio decreased by 52 basis points from a ratio of 15.18% as of December 31, 2017.

Peru’s loan portfolio quality indicators generally were stable in 2019. As of December 31, 2019, internal overdue ratio reached 3.02%, 7 basis points higher than the ratio reported as of December 31, 2018 (2.95%). As of 2018, the ratio had decreased 9 basis points compared to December 31, 2017 (3.04%). Also, the internal overdue, refinanced and re-structured loans over total loans ratio was 4.46% as of December 31, 2019, 2 basis points higher than the figure reported at year-end 2018, 4.44% (compared to 4.39% in 2017). Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 152.1% as of December 31, 2019 (compared to 153.6% as of December 31, 2018 and 152.6% as of December 31, 2017).

The liquidity of the Peruvian banking system remained at high and comfortable levels. As of December 31, 2019, the local currency liquidity ratio and the foreign currency liquidity ratio were 27.0% and 49.6%, respectively (compared to 27.0% and 44.5% in 2018 and to 34.3% and 44.9% in 2017, respectively). These liquidity ratio levels were well above the minimum required by SBS regulations (8% for local currency and 20% for foreign currency).

(ii) Other financial institutions

BCP Stand-alone also faced a strong competition from credit providers, aside banking institutions, primarily with respect to consumer loans and SME-Pyme loans. SME-Pyme loan providers from other financial institutions, lent S/17.3 billion to borrowers in 2019, compared to S/16.3 billion in 2018, and S/14.9 billion in 2017, according to the SBS. In 2019, overall SME-Pyme loans to customers of other financial institutions represented 22.8% of the total loans in the Peruvian financial system (compared to 22.0% in 2018 and 21.3% in 2017).

Consumer loan providers from other financial institutions lent S/15.1 billion to borrowers in 2019, compared to S/12.3 billion in 2018, and S/10.5 billion in 2017, according to the SBS. In 2019, overall loans to consumers of other financial institutions represented 21.2% of total loans in the financial system (compared to 19.9% in 2018 and 19.3% in 2017).

(iii) Recent Competitive Developments

In recent years, several foreign companies have shown interest in entering the Peruvian universal banking market while financial companies already in Peru have taken steps to expand operations and develop new businesses. In particular, the following authorizations and applications from and to the SBS may be significant to our competitive environment:

•	In August 2017, Bank of China Limited requested the SBS approval to establish a bank in Peru. In January 2019, the SBS authorized the organization of this bank as a multiple-operations bank and the commencement of its operations.

•	In May 2018, Scotiabank acquired 51% of Banco Cencosud, authorized by the regulator. This acquisition increases Scotiabank’s market share in the retail banking segment in Peru, as they will jointly manage both portfolios. Afterwards, in February 2019, the regulator approved the conversion of Banco Cencosud from a bank to a rural savings bank.

•	In November 2019, the SBS modified the credit and debit card regulations given the current context of technological innovation that has been transforming the business models. This new regulation is focused on ensuring a responsible offer, changing the definition of a traditional credit and debit card, and improving their security.

•	In December 2019, BCP won the contest held by the Deposit Insurance Fund, so it will be the entities in charge of returning the money of the Financiera TFC to its clients after the SBS order its closure. For further details about the closure of Financiera TFC, see “Item 4. Key Information – 4.B Business Overview - (6) Competition – 6.2.2 Recent competitive developments”. The SBS pointed out that in a first stage the payments will correspond to the savings and term deposits of individuals that do not maintain joint accounts, severance indemnity deposits, or debts with Financiera TFC that are covered by the Deposit Insurance Fund.

•	In April 2020, the SBS authorized the operation of Bank of China (Peru) S.A. as a multiple operation banking company. Bank of China already has a representative office on Peru.

6.2       Microfinance

Colombia and Peru, respectively, have the first and second-most conducive environment for financial inclusion among 55 selected countries, according to a 2019 report by The Economist Intelligence Unit.

In Peru, the focus is on the regulatory framework, as well as ensuring that offers are adapted to population’s needs. In addition, as of December 2019, Peruvian microfinance institutions’ customers represent 60.2% of the debtors of the regulated Peruvian financial system, according to the SBS.

Colombia’s financial inclusion environment draws strength from policies and support from the government and a focus on consumer protection and digital transformation. As of November 2019, microfinance institutions had coverage in 1,102 municipalities (98% of total municipalities in the country) and 51.1% of the microentrepreneurs were women, according to Asomicrofinanzas (Asociacion Colombiana de Instituciones Microfinancieras).

6.2.1       Peruvian microfinance system

As of December 31, 2019, the Peruvian microfinance system consisted of 186 entities, of which 170 are supervised by the SBS (91.4%) and 16 (8.6%) are enrolled in the self-regulation program promoted by Consorcio de Organizaciones Privadas de Promocion al Desarrollo de la Micro y Pequeña Empresa (COPEME).

	Peruvian Microfinance System as of December 2019
	Number of entities	Assets (Soles in thousands)	Deposits (Soles in thousands)	Loans (Soles in thousands)
Multiple banking	1	13,146,041	8,400,036	10,630,433
Financial firms	10	16,160,954	7,943,924	13,840,117
Municipal savings banks	12	29,689,537	23,392,869	23,576,580
Rural savings banks	7	2,902,184	1,773,692	2,400,499
Edpymes	9	2,911,184	-	2,638,303
Coopacs (1)	131	13,225,790	9,669,192	9,810,988
Others (2)	16	N/A	N/A	N/A
Total	186	78,035,690	51,179,713	62,896,920
(1)	Since 2019, Coopacs are no longer supervised by the Federacion de Cooperativas de Ahorro y Credito (FENACREP) and are now supervised by SBS, but the consolidated information is not still publicly available.
(2)	Others include NGO’s regulated by COPEME, but the information about total assets, deposits and loans isn’t available.

According to the SBS, as of December 31, 2019, Mibanco has the largest market share by loans in Peru’s micro and small-company segments regulated by the SBS, with shares of 24.5% and 21.1%, respectively (compared to 26.4% and 21.2%, respectively, as of December 31, 2018 and 27.0% and 20.6%, respectively, as of December 31, 2017).

6.2.2       Recent competitive developments

The most relevant news and developments in the Peruvian microfinance sector during 2019 were:

•	The expansion of Fondo Crecer, a Peruvian government initiative created in September 2018 to grant credits to small and micro enterprises. Eight of the 18 financial institutions participating in the program operate with resources from this fund that allow micro, small and medium enterprises access to loans at rates of 15% (compared to previous rates greater than 32%). The fund also implemented extended guarantees to allow access to more companies and expanded the program to be available to cooperatives as well.

•	A new trust account signed by Fondemi, a government fund to develop micro and small business, and Cofide will permit loans of up to S/100,000 to medium and small businesses. These resources will be offered to clients through financial institutions, municipal savings banks, rural savings banks, EDPYMES and NGOs.

•	In January 2019, Law No. 30822 (Coopac Law) entered into force, which stablishes the creation of the registry of cooperatives that operate in the market and the creation of the cooperative deposit insurance fund. It also designates the SBS as supervisor, based on a modular scheme according to the size of its assets.

•	In November 2019, through Resolution SBS N° 5646-2019, the coverage by deposit insurance funds was extended to Coopacs at maximum amounts of S/5,000 and S/10,000 depending on the level of the cooperative and its assets, ensuring protection of the member’s savings.

•	In December 2019, through Urgent Decree No. 025-2019, the exemption from tax payments for foundations and NGOs was extended until December 31, 2020.

•	In December 2019, the SBS ordered the closure of Financiera TFC S.A (TFC) for having reported a reduction of its effective equity greater than 50% in the last 12 months. TFC operates within the microfinance sector; however, most of its loans focus on the medium, mortgage and small segments.

6.2.3       Colombian microfinance system

As of December 2019, Colombian microfinance institutions represent around 25% of the total entities regulated by the Colombian financial system, with microfinance loans totaling 15,713,007 million Colombian pesos according to the Superintendencia Financiera de Colombia (SFC) and Asociacion Colombiana de Instituciones Microfinancieras (Asomicrofinanzas).

	Colombian Financial System in December 2019
	Number of entities	Assets (Pesos in millions)	Deposits (Pesos in millions)	Loans (Pesos in millions)	Loans microfinance (Pesos in millions)
Multiple banking	26	675,086,917	414,066,124	478,705,296	12,567,609
Financial corporations	14	13,221,518	7,454,119	11,562,507	398,139
Finance company	5	18,187,036	4,155,569	0	0
Financial cooperatives	11	3,838,033	2,378,678	3,272,599	818,654
Microfinance institutions	19	N/A	N/A	N/A	1,928,605
Total	75	710,333,504	428,054,490	493,540,402	15,713,007

Source: SFC and Asomicrofinanzas

As of December 2019, Banco Compartir “Bancompartir”, which belongs to the Multiple Banking sector and is regulated by SFC, maintaining 8.46% of the market share in the microfinance system and Encumbra Microfinanzas “Encumbra”, which belongs to the Microfinance institutions sector and is supervised by Superintendencia de Sociedades, maintains 1.25% of the market share in the microfinance system according to Asomicrofinanzas.

6.2.4       Recent competitive developments

The most relevant new developments in the Colombian microfinance sector in 2019 were:

•	The elimination of restrictions on the activities of banks and non-bank institutions to allow remote account opening and proportional reduction of due diligence requirements. These changes have allowed financial institutions to issue simplified accounts with similar requirements to those imposed on firms specialized in electronic deposits and payments.

•	In May 2019, law N° 1955-2019, formally adopted a regulatory approach to the testing environment, which adds to previous regulations, such as Decree No. 1357 of 2018, to facilitate the use of collective financing, or “crowdfunding,” and banks’ investments in financial technology.

6.3           Insurance & Pensions

6.3.1        Grupo Pacifico

The Peruvian insurance market, which includes P&C, life and corporate health insurance market, is highly concentrated, comprising of 20 active companies. According to the SBS and Susalud, as of December 31, 2019, four companies (Rimac, Grupo Pacifico, Mapfre and La Positiva) represented a combined 84.2% market share in terms of written premiums, and the leading two companies had a combined market share of 60.5%, both according to the SBS.

In 2019, Grupo Pacifico was the second-largest insurance company in Peru in terms of written premiums, with a consolidated market share of 28.7% (compared to 29.1% in 2018), according to the SBS and Susalud. Grupo Pacifico had a 7.7% written premium growth from 2018 to 2019, which lower than the Peruvian average growth rate of 9.6%, according to the SBS and Susalud, in the same period. However, Grupo Pacifico remains the largest insurance company in the life and health insurance market with 28.8% and 44.3% of market share respectively according to the SBS.

Grupo Pacifico has a relatively well-diversified product portfolio, with composition comparable to that of the overall Peruvian insurance industry. In contrast to the Latin-American region, Peru maintains a low insurance penetration level: as of December 31, 2019, the region has an insurance penetration level of 3.1%, while Peru´s was 1.8%. In 2019, the Peruvian insurance industry’s total written premiums totaled S/16,567, which is 9.6% more than in 2018. After two years of decreasing productivity, the industry has been growing since 2018 due to the country´s growth, the improvement in private investment and higher new insurance products offer.

Market Share by Annual Written Premiums (1)	2017	2018	2019
1. Rimac	33.1%	32.1%	32.2%
2. Grupo Pacifico	28.9%	29.1%	28.7%
3. Mapfre	12.8%	12.6%	12.3%
4. La Positiva	9.3%	10.4%	11.2%
5. Interseguro	4.6%	6.2%	5.1%
6. Protecta	1.3%	1.8%	2.4%
Annual Written Premiums (Soles in millions)	13,403	15,122	16,567
Source: SBS + Susalud (1) P&C + Life + Corporate Health Insurance Businesses

(i) Life and P&C insurance market

In 2019, total written premiums in the Peruvian life and P&C insurance sectors increased 9.7%, after a significant 13.6% increase in 2018, and a low growth of 0.6% in 2017, according to the SBS. Written premiums in the Peruvian life and P&C insurance market totaled S/14,113 million in 2019, higher than S/12,868 million in 2018. Total written premiums in the Peruvian life insurance business grew by 10.6% from 2018 to 2019, while those in the P&C business grew by 8.8% from 2018 to 2019. In the same year, Peru’s GDP grew by 2.3% according to the BCRP.

According to SBS, in 2019, Grupo Pacifico´s written premiums in the consolidated life and P&C businesses made up 25.9% of the Peruvian market, compared to 26.4% in 2018, representing a growth of 7.7%, compared to the average growth in Peru of 9.7%. These figures place Grupo Pacifico as the second largest company in the consolidated life and P&C insurance market.

(i.i) Life Insurance market

In 2019, written premiums in Peru’s life insurance market totaled S/6,937.8 million, according to the SBS, which represents an increase of 10.6% from 2018. The increase in premiums was attributable to all business lines, mainly the individual life (+13.9%) and credit life (+13.7%), and to a lesser extent, group life (+9.5%), annuity line (+8.3%) and D&S line (7.4%).

According to the SBS, in 2019, Grupo Pacifico had the largest market share in the Peruvian life insurance market (28.8%), which was higher than its market share of 28.5% in 2018. Grupo Pacifico’s written premiums increased 11.8% from 2018, exceeding Peru’s average growth rate of 10.6%. This result was primarily attributable to the D&S line (153.1%), after the company won two tranches of SISCO IV and one tranche in SISCO III (in 2017-2018), and group life (16.5%) due to the annual registration of premiums.

(i.ii) P&C Insurance market

In 2019, the written premiums of Peru’s P&C insurance market totaled S/7,175.7 million, according to the SBS, which represents an increase of 8.8% from 2018. This result was primarily attributable to medical assistance (13.5%), earthquake insurance (14.5%) and civil liability insurance (33.8%).

According to SBS, Grupo Pacifico had the second largest market share in Peru’s P&C sector at 23.2% in 2019, which is lower than its 24.4% market share in 2018. Grupo Pacifico’s written premiums increased 3.2% from 2018, which is lower than Peru´s average growth rate of 8.8%. This growth rate is explained by a smaller increase in the medical assistance (8.6%) and automobile (4.7%) markets; and a decrease in earthquake insurance, transport insurance and personal accident insurance.

(i.iii) Corporate Health Insurance and Medical Services market

According to Susalud, in 2019, written premiums in Peru’s health insurance market totaled S/2,453 million, which represented an increase of 8.9% compared to the previous year. Based in figures from Susalud, Grupo Pacifico had Peru’s largest market share (44.4%) in this market in 2019. This increase was mainly attributable to an increase in regular corporate health insurance.

6.3.2       Prima AFP

The SPP consists of four companies, and Prima AFP is the second largest of the four by funds under management (FuMs), according to figures from the SBS. As of December 31, 2019, FuMs in the SPP totaled S/174.8 billion, according to the SBS, of which Prima AFP managed S/54.2 billion. This represented a market share of 31.0%, a slight decrease compared to its market shares of 31.2% and 31.5% in 2018 and 2017, respectively, according to the SBS.

Additionally, the FuMs sourced by voluntary contributions in the SPP totaled S/2.3 billion as of December 31, 2019, of which Prima AFP managed S/1.1 billion. This represented a market share of 48.1%, compared to its market shares of 45.5% and 47.6% in 2018 and 2017, respectively, according to the SBS.

As of December 31, 2019, the SPP had 7.4 million affiliates, of which 2.4 million were Prima AFP customers. According to the SBS, this represented a market share of 31.8%, higher than its market shares of 30.5% and 25.5% in 2018 and 2017, respectively. This increase in market share is primarily driven by the Third Pension Tender (June 2017- May 2019). For further details about the tender process, see “Item 4. Key Information – 4.B Business Overview - (9) Supervision and regulation – 9.5 Prima AFP”

According to the SBS, collections in the SPP in 2019 totaled S/13.6 billion, of which S/4.8 billion was collected by Prima AFP. This represents a market share of 35.4%, which is higher than its market shares of 34.1% and 31.0% in 2018 and 2017, according to the SBS.

6.4           Investment Banking and Wealth Management

Our Investment Banking and Wealth Management LoB is organized into four main business units: asset management, capital markets, corporate finance, and wealth management. In addition, we have a regional business support team and a centrally managed Treasury Department.

In Asset Management, Credicorp Capital’s proprietary funds saw increased participation by institutional clients and individuals (the latter supported by the development of wealth management teams in Colombia and Chile and an already established team in Peru). Credicorp Capital has the leading market position in mutual funds in Peru, with a market share of 40.2% by total market AuMs, according to the SMV. We are also developing alternative funds in real estate, infrastructure, and private debt at a regional level and offer third-party funds from global asset managers to our clients.

In capital markets, our brokerage house in Peru reaffirmed its leadership, holding the largest market share in equities (31% of traded value) and the second largest in fixed income (21% of traded volume), excluding the volumes outside of the stock market, according to BVL. Similarly, our brokerage company in Colombia held the largest market share among brokers in equities (23% of traded value) and in fixed income (22% of traded value) according to the Colombia Stock Exchange. In Chile, we held the fourth largest market share in equities (8%) and the second largest in fixed income proprietary accounts (10%), in terms of traded volume, according to the Santiago Stock Exchange.

In Corporate Finance, our teams are mainly recognized in Peru and Chile, while the team in Colombia is still building up its reputation. These teams offer lending and capital markets solutions for corporations’ financing needs and offer them advisory services for mergers and acquisitions.

In Wealth Management, while the team is consolidated in Peru, we recognize the opportunity for growth in Colombia and Chile. In this business, Credicorp competes in a regional market led by global banks and financial institutions, especially in the ultra-high-net-worth segment.

Credicorp Capital also offers trust services to its clients in Peru and Colombia. In Peru, we have a strong leadership position in fiduciary and custody services to retail and institutional clients, but further growth is limited by market size. On the other hand, we have a relatively low market share in fiduciary services in Colombia (less than 4% measured by number of trust deeds), according to Asociacion de Fiduciarias de Colombia, which also presents us with an opportunity for growth.

(7)           Peruvian government and economy

Although Credicorp Ltd. is incorporated in Bermuda, most of BCP Stand-alone’s, Prima AFP’s, Mibanco’s, and a significant part of Credicorp Capital’s and Grupo Pacifico’s operations and customers are located in Peru. In addition, although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Therefore, the results of our operations and our financial health could be affected by changes in economic or other policies of the Peruvian government. For further detail, see “Item 3. Key Information – 3.D Risk Factors – (1) Our geographic location exposes us to risk related to Peruvian political, social and economic conditions”.

7.1           Peruvian government

During the past several decades, Peru has had a history of political instability that has included several military coups and multiple government changes. On many occasions, changes in Peru’s government have altered the country’s economic environment, financial system, and agricultural sector, among other components of its infrastructure. For example, in 1987, President Alan Garcia attempted to nationalize the banking system, including BCP Stand-alone. At that time, the major shareholders of BCP Stand-alone sold their controlling interest in BCP Stand-alone to its employees; this action prevented the government from taking control of BCP Stand-alone.

Beginning in 1990, President Alberto Fujimori implemented a series of market-oriented reforms; since that time, despite rhetoric and campaign promises to the contrary, most of these reforms have remained in place.

In 2016, new presidential elections were held, with a first round on April 10, 2016. A second round between candidates Ms. Keiko Fujimori and Mr. Pedro Pablo Kuczynski was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on June 5, 2016, and Pedro Pablo Kuczynski was elected president for the 2016–2021 period with 50.12% of the votes (the subtracted was 41,438 votes). President Kuczynski, a former Wall Street veteran and World Bank official, was expected to maintain the incumbent economic model. This model included: (i) maintaining the Constitution and respect for the already signed trade agreements, (ii) bolstering private investment, and (iii) reducing the informal economy. Moreover, one of President Kuczynski’s main objectives was for Peru to enter the OECD by 2021. However, President Kuczynski faced a minority in Congress (17 of 130 seats) and political negotiation was a key factor to carry out his political agenda. In October 2016, Peru’s Congress granted, for a period of 90 days, legislative powers to the executive branch relating to (i) economic recovery and formalization, (ii) administrative simplification, (iii) water and sanitation, (iv) fighting corruption, and (v) citizen security. The Executive Branch enacted a total of 112 legislative decrees under this authority.

During President Kuczynski’s abbreviated tenure, political turmoil was a constant factor. President Kuczynski resigned as President, and his first vice president, Martin Vizcarra, took office in March 2018. President Vizcarra’s term runs until July 2021. At President Vizcarra’s request, a nationwide referendum was held on December 9, 2018. This referendum resulted in some changes to Peru’s constitution. The changes include: (i) Congressmen cannot be immediately re-elected under the same designation (Article N° 90), (ii) the establishment of a National Judicial Council to replace the previous public organ which designed judges, prosecutors and attorneys at all levels (Articles N° 154, 155 and 156), and (iii) financing of political parties will be further regulated (Article N° 35). However, these changes are not expected to have a material impact on the Peruvian business environment. Moreover, President Vizcarra dissolved Congress on September 30, 2019 and called for early legislative elections to be held on January 26, 2020.

For further detail, see “Item 3. Key Information – 3.D Risk Factors – (1) Our geographic location exposes us to risk related to Peruvian political, social and economic conditions”. The new composition of government does not imply latent risk for Peru’s macroeconomic model.

7.2           Peruvian economy

The adoption of market-oriented macroeconomic policies since the early 1990s and a positive outlook for Peru’s economy among international investors has allowed Peru to grow at an average annual rate of 4.9% since 2001 to 2019, according to data from the BCRP. Between 2000 and 2013, the Peruvian economy outperformed, on average, the global economy in a context of favorable metal prices and favorable financial conditions. Nonetheless, since 2014 the Peruvian economy has been affected by several shocks such as decline in metal prices, contraction of public investment, El Niño of 2017, the Lava-Jato investigations, and political turmoil. As such, the average annual growth rate for the Peruvian economy in 2014-2019 stood at 3.1% but remained among the highest of the economies of the Latin American region. For further detail on the effect of these shocks on the Peruvian economy, see Credicorp Ltd.’s annual report on Form 20-F for the year ended December 31, 2018 “Item 4. 4.B - (7) Peruvian Government and Economy”. In particular, the Peruvian economy grew 2.2% in 2019 (compared to 4.0% in 2018 and 2.4% in 2017) amid a contraction of primary sectors and public investment, as well as a deceleration of private consumption and investment spending. Despite both local and external shocks, non-primary sectors expanded 3.2% in 2019, while private investment grew 4.0% in 2019 as mining investment projects develop new mining units that will enter operations in upcoming years.

Peruvian economic policy

Peruvian economic policy is based on three pillars: trade policy, fiscal policy and monetary policy.

Peru has maintained an open trade policy for more than two decades. In 2007, Peru signed an FTA with the United States that went into effect in 2009 and made permanent the special access to the U.S. market previously granted under the Andean Trade Promotion and Drug Eradication Act (ATPDEA). Exports from Peru to the United States totaled US$5.7 billion in 2019 (comprising 11.9% of Peru’s total exports that year). To date, Peru’s FTA with the United States remains force. Peru remains a net importer from the U.S. In 2018, Peru’s net imports from the United States were US$2.8 billion and Peru’s exports do not represent major competition for the U.S. industrial sector. Peru also signed a trade agreement with China in 2009 that went into effect in 2011. Exports from Peru to China reached US$13.5 billion in 2019 (comprising 28.3% of Peru’s total exports that year). In addition, Peru has signed trade agreements with the European Union, Japan, South Korea, Singapore and Thailand, among others. Within Latin America, Peru has trade agreements with Chile, Colombia and Mexico and is a founding member, along with these countries, of the Alliance of the Pacific. Furthermore, Peru signed the TPP, a proposed trade agreement involving twelve Pacific Rim countries that did not go into effect because the President of the United States indicated that the United States would not ratify it. On December 30, 2018, the remaining Pacific Rim countries, including Peru, entered into the Comprehensive and Progressive Agreement for the Trans-Pacific Partnership as a replacement for the TPP.

For further information, see “Item 3. Key Information – 3.D Risk Factors – (11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities”.

In 2019, Peru’s exports decreased to US$47.7 billion, a 2.8% decrease from 2018. Peru’s imports amounted to US$41.1 billion in 2019, a 1.9% decrease from 2018. Nevertheless, Peru’s trade surplus was US$6.6 billion in 2019, its fourth consecutive year of surplus. As a result, the current account deficit represented 1.5% of Peru’s GDP in 2019, above the 2018 (level of 1.7% of GDP).

Peruvian policymakers have also maintained a conservative approach to fiscal policy and government spending. Peru’s debt-to-GDP ratio has fallen from 51.1% in 1999 to 26.8% in 2019 as the government cut its spending and privatized most state-run enterprises. Peru’s fiscal position also benefited from the accumulation of surpluses most years in the period from 2004 to 2013. In that sense, Peru’s fiscal policy has evolved since 1999 in order to promote sound macroeconomic fundamentals and has been adapted according to economic reality. For further detail, see Credicorp Ltd.’s annual report on Form 20-F for the year ended December 31, 2018 “Item 4. 4B. - (7) Peruvian Government and Economy”.

Former President Kuczynski’s government introduced changes to these fiscal rules with the legislative powers granted by Peru’s Congress to the executive branch. Later, under President Vizcarra’s administration, an additional change was established regarding the observed fiscal deficit rule. As of 2019, Peru’s fiscal rules are:

•	Public debt cannot exceed 30% of GDP. In exceptional cases of financial volatility, and only if other fiscal rules are met, a temporal deviation of 4 percentage points of GDP is allowed.

•	The fiscal deficit must not exceed 1% of GDP. For 2019 the limit is 2.9% of GDP and for 2020 the limit is 2.1% of GDP. For 2021-2024, the fiscal deficit must not exceed 1.8%, 1.6%, 1.3% and 1.0% of GDP, respectively.

•	Non-financial spending by the government is limited by long-run real GDP growth of the economy[1] (+/- 1%.) Complying with this rule assumes mutual compliance with the two prior fiscal rules.

•	Current spending by the government, excluding maintenance, cannot exceed the long-run real GDP growth of the economy, minus 1%. For 2020 and 2021 the reduction of 1.5% is subtracted from the long-run real GDP growth. For 2019 the limit was 4.2% in real terms.

Peru complied with all of its fiscal rules during 2019.

In 2019, Peru’s non-financial public sector reported a deficit equivalent to 1.6% of GDP (compared to a deficit of 2.3% of GDP in 2018), considerably below the legal limit of 2.9% of GDP. Fiscal revenues represented 19.8% of GDP in 2019 (compared to 19.3% of GDP in 2018). This marked the second year of fiscal revenue increase as it expanded 4.2% in real terms (compared to 11.2% in 2018). In contrast, non-financial spending by the general government stood at 20.1% of GDP (compared to 20.2% in 2018). In particular, public investment by the government fell 6.3% in real terms due to lower budget execution by new regional and local authorities which took office in January 2019. Peru ended 2019 as the only MILA country with an investment grade rating that holds a stable outlook from the three main credit rating agencies.

The BCRP, which is officially autonomous and presides over a system of reserve banking, is responsible for monetary policy. The BCRP has had an inflation target of 2.0% (+/-1%) since 2007. The mid-point of this target range, 2.0%, is the lowest in Latin America and reflects the BCRP’s commitment to price stability. The BCRP has considerable foreign reserves, equivalent to approximately 30% of Peru’s GDP as of year-end 2019, and other mechanisms to provide liquidity to Peru’s domestic financial system. The BCRP also sets regulations for the financial system, including pension funds, in coordination with the SBS. Finally, the currency regime in Peru does not have currency controls or barriers to capital inflows but the BCRP is an important player in the market, selling or buying US Dollars in order to soften volatility.

From May 2017 to March 2018, the BCRP lowered its reference rate from 4.25% to 2.75%, which represented a 150 basis point reduction in 10 months. The initial monetary stimulus came in the context of high headline inflation, which decreased from 4.0% in March 2017 (mainly affected by El Nino’s effect on food prices) to 1.4% in December 2017 (as the supply-side shock reversed). This trend remained broadly stable in the following years, and headline inflation in Peru was 2.2% in 2018 and 1.9% in 2019, comfortably within the BCRP’s target range. In general, economic activity grew consistently below its potential in 2017, 2018 and 2019, which gave the BCRP space to apply and maintain monetary stimulus. In such sense, during 2019 the Central Bank lowered its monetary policy rate from 2.75% to 2.25% during 2019, as economic activity started to disappoint, and economic expectations declined. Moreover, Peru recorded an inflation rate lower than that observed in other countries in the region (Brazil: 4.3%, Colombia: 3.8%, Chile: 3.0%, Mexico: 2.8%). Also, as of December 31, 2019, the Sol was at S/3.314 per US Dollar, which represents an appreciation of 1.7% from December 31, 2018. Apart from the Mexican Peso, which appreciated 3.7% in 2019, other currencies in the region depreciated (Brazilian Real declined 10.4%, Chilean Peso declined 8.5% and Colombian Peso declined 1.0%). During 2019, the BCRP made net purchases of US$405 million (compared to US$184 million during 2018). Most of the FX intervention by the BCRP in 2019 was during the second half of the year through the sale of US$975 million in currency swaps, compared to US$1,542 million during 2018. Moreover, Peru’s net international reserves stood at US$68.3 billion in 2019 (approximately 30% of GDP) which is an increase from the US$60.1 billion in 2018.

1 The long-run real GDP growth of the economy implies a 20-year average of real GDP growth. This 20-year average considers 15 years of history, the current year estimate, and real GDP growth forecasts 4 years ahead.

For more information about the BCRP’s economic policies and procedures, see “Item 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.7 The BCRP’s monetary and macro prudential policy.”

(8)           The Peruvian financial system

As our activities are conducted primarily through banking and insurance subsidiaries operating in Peru, a summary of the Peruvian financial system is set forth below.

8.1          General

Law No. 26702 regulates Peruvian financial and insurance companies. In general, it provides for loan loss reserve standards, brings asset risk weighting in line with Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (Basel Committee) guidelines, empowers the SBS to supervise financial holding companies, and includes specific treatment of a series of recently developed products in the capital markets and derivatives areas.

8.2          The Peruvian Central Bank (BCRP)

The BCRP was established in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The BCRP regulates Peru’s money supply, administers international reserves, issues currency, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru at the IMF and the Latin American Reserve Fund (a financial institution intended to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties).

The highest decision-making authority within the BCRP is its seven-member board of directors. Each director serves a five-year term. Of the seven directors, four are selected by the executive branch and three are selected by the Congress. The Chairman of the BCRP is one of the executive branch nominees but must be approved by Peru’s Congress.

The BCRP’s board of directors develops and oversees monetary policy, establishes reserve requirements for entities within the financial system, and approves guidelines for the management of international reserves. All entities within the financial system are required to comply with the decisions of the BCRP.

8.3          The Superintendence of banks, insurance and pension funds (SBS)

The SBS, whose authority and activities are discussed in ““Item 4.B Business Overview – (9) Supervision and Regulation” is the regulatory authority in charge of implementing and enforcing Law No. 26702 and, more generally, supervising and regulating all financial, insurance and pension fund institutions in Peru.

Since July 2009, Peruvian financial institutions generally have applied a standardized method to calculate their capital requirement related to credit, market and operational risk. As an alternative to the standardized method, financial institutions may request authorization from the SBS to use different models for calculating the reserve amount associated with any of these three risks. In July 2009, the SBS started accepting applications to use alternative models, referred to as Internal Models Methods. If the amount of an institution’s reserve requirements would be higher using the standard model than it would be using the approved Internal Models Method, then the institution will have to maintain between 80% and 95% of the standard amount during a phase-in period. Even after the phase-in period, institutions using an Internal Models Method are subject to regulatory capital floors.

8.4           Financial System institutions

Under Peruvian law, financial institutions are classified as banks, finance companies, other non-banking institutions, specialized companies or investment banks. BCP Stand-alone is classified as a bank.

8.4.1       Banks

A bank is defined by Law No. 26702 as an enterprise whose principal business consists of (i) receiving money from the public, whether by deposits or by any other form of contract, and (ii) using such money (together with the bank’s own capital and funds obtained from other sources) to grant loans or discount documents, or in operations that are subject to market risks.

Banks are permitted to carry out various types of financial operations, including the following:

•	receiving demand deposits, time deposits, savings deposits and deposits in trust;
•	granting direct loans;
•	discounting or advancing funds against bills of exchange, promissory notes and other credit instruments;

•	granting mortgage loans and accepting bills of exchange in connection with the mortgage loans;
•	granting conditional and unconditional guaranties;
•	issuing, confirming, receiving and discounting letters of credit;
•	acquiring and discounting certificates of deposit, warehouse receipts, bills of exchange and invoices of commercial transactions;
•	performing credit operations with local and foreign banks, as well as making deposits in those institutions;
•	issuing and placing local currency and foreign currency bonds, as well as promissory notes and negotiable certificates of deposits;
•	issuing certificates in foreign currency and entering into foreign exchange transactions;
•	purchasing banks and non-Peruvian institutions that conduct financial intermediation or securities exchange transactions in order to maintain an international presence;
•	purchasing, holding and selling gold and silver, as well as stocks and bonds listed on one of the Peruvian stock exchanges and issued by companies incorporated in Peru;
•	acting as financial agent for investments in Peru for external parties;
•	purchasing, holding and selling instruments evidencing public debt, whether internal or external, as well as obligations of the BCRP;
•	making collections, payments and transfers of funds;
•	receiving securities and other assets in trust and leasing safety deposit boxes; and
•	issuing and administering credit cards and accepting and performing trust functions.

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

Peruvian branches of foreign banks enjoy the same rights and are subject to the same obligations as Peruvian banks. Multinational banks, with operations in various countries, may perform the same activities as Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in local Peruvian markets, multinational banks must maintain capital in Peru of at least the minimum amount that is required for Peruvian banks.

8.4.2       Finance companies

Under Law No. 26702, finance companies are authorized to carry out the same operations as banks, with the exception of (i) issuing loans as overdrafts in checking accounts and (ii) participating in derivative operations. These operations can be carried out by finance companies only if they fulfill the requirements stated by the SBS.

8.4.3       Other financial institutions

The Peruvian financial system has a number of less significant entities that may provide credit, accept deposits or otherwise act as financial intermediaries on a limited basis. Leasing companies specialize in financial leasing operations where goods are leased over the term of the contract and in which one party has the option of purchasing the goods at a predetermined price. Savings and loans associations or cooperatives may accept certain types of savings deposits and provide other similar financial services.

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

Law No. 26702 and Law No. 29946 are the main laws governing insurance companies and insurance in Peru. The SBS is the government agency charged with the supervision and regulation of all insurance companies. The incorporation of an insurance company requires prior authorization of the SBS. The Peruvian insurance industry comprised 20 companies as of December 31, 2019.

(9)           Supervision and regulation

9.1           Credicorp

Currently, there are no applicable regulations under Bermuda Law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. See “ITEM 3. KEY INFORMATION - 3. D Risk Factors - (18) Credicorp, as a Bermuda company, may be adversely affected by any change in Bermuda law or regulation, for additional information on the recently enacted ESL and other potential risks associated with it.”

Furthermore, because our activities are conducted primarily through our subsidiaries in Peru, the Cayman Islands, Bolivia, Chile, Colombia and Panama, a summary of the main regulations governing our businesses is set forth below.

Our common shares are listed on the New York Stock Exchange (NYSE). We are therefore subject to regulation by the NYSE and the SEC as a “foreign private issuer”. We also must comply with the Sarbanes-Oxley Act of 2002.

We are subject to certain requirements set forth by Law No. 26702, as well as certain banking resolutions issued by the Peruvian banking regulator, SBS, including SBS Resolution No. 11823-2010, which was enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates”. Resolution No. 11823-2010 was partially amended by Resolution No. 2945-2013, which was enacted in May 2013. These regulations affect us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

Since our common shares are listed on the BVL in addition to the New York Stock Exchange, we are subject to certain reporting requirements to the SMV, the Peruvian securities market regulator, and the BVL. See “Item 9. The Offer and Listing – 9.C Markets – (1) The Lima Stock Exchange – 1.2 Market Regulation”. In the last year, the SMV issued SMV Resolution 016-2019-SMV/01. - “Guidelines for the qualification of Independent Directors”. These Guidelines are not binding rules; they are only recommendations to the issuers listed on the BVL that are under SMV supervision.

9.2          BCP Stand-alone and Mibanco

9.2.1       Overview

BCP Stand-alone’s and Mibanco’s operations are regulated by Peruvian law. The regulations governing operations in the Peruvian financial sector are stated in Law No. 26702. The SBS periodically issues resolutions under Law No. 26702. See “Item 4. Information on the Company – 4.B Business Overview – (8) The Peruvian Financial System”. The SBS supervises and regulates entities that Law No. 26702 classifies as financial institutions. These entities include commercial banks; finance companies; small business finance companies: savings and loan corporations; financial services companies such as trust companies and investment banks; and insurance companies. Financial institutions must obtain the SBS’s authorization before beginning operations.

BCP Stand-alone’s and Mibanco’s operations are supervised and regulated by the SBS and the BCRP. Those who violate Law No. 26702 and its underlying regulations may be subject to administrative sanctions and criminal penalties; as an example, BCP was sanctioned with a fine of eighty-four (84) UIT, which amount in soles is S/ 352,800.00 (three hundred fifty-two thousand eight hundred) for having incurred serious infringement related to partial and late delivery of information protected by bank secrecy duly required by a proper authority. The company´s administration acknowledged the above-mentioned infringement and adopted all necessary measures to prevent any further occurrence. Additionally, the SBS and the BCRP have the authority to issue fines to financial institutions and their directors and officers if they violate the laws or regulations of Peru, or their own institutions’ Bye-laws.

BCP Stand – alone´s and Mibanco’s also can be supervised and regulated by Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (INDECOPI) and Autoridad Nacional de Protección de Datos Personales (ANPDP) only and exclusively in the aspects of their competence. INDECOPI regulates the protection of the consumer’s rights. This regulation is state in Law No. 29571. INDECOPI has the authority to issue fines to financial institutions if they violate the laws and regulations regarding protection of the consumer rights. ANPDP regulates the protection of personal data. This regulation is state in Law No. 29733. ANPDP has the authority to issue fines to financial institutions, if they violate the laws and regulations regarding personal data protection.

The SMV is the Peruvian government institution in charge of: (i) promoting the securities markets, (ii) making sure fair competition takes place in the securities markets, (iii) supervising the management of businesses that trade in the securities markets, and (iv) regulating such businesses’ activities and accounting practices. BCP Stand-alone and Mibanco must inform the SMV of significant events that affect their business and are required to provide financial statements to both the SMV and the BVL each quarter. Both institutions are also regulated by the SMV when they conduct operations in the local Peruvian securities market.

Under Peruvian law, banks may conduct brokerage operations and administer mutual funds but must do so through subsidiaries. However, bank employees may market the financial products of the bank’s brokerage and mutual fund subsidiaries. Banks are prohibited from issuing insurance policies but are not prohibited from distributing insurance policies issued by insurance companies.

9.2.2       Authority of the SBS

Peru’s Constitution and Law No. 26702, which contains the statutory charter of the SBS, grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms, which are regulated by the SMV), insurance and reinsurance companies, companies that receive deposits from the general public, AFPs and other similar entities as defined by Law No. 26702. The SBS is also responsible for supervising the BCRP to ensure that it abides by its statutory charter and Bye-laws.

The SBS has administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the BCRP, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to holding companies that are not banks, such as Credicorp); (iv) reviewing the Bye-laws and amendments to Bye-laws of these companies; (v) issuing criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the bank’s Risk Assessment Center, to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). The SBS is also responsible for setting criteria for the establishment of financial or mixed conglomerates in Peru and for supervising these entities. As a result, in addition to its supervision of BCP Stand-alone and Mibanco, the SBS also supervises Credicorp Ltd. because Credicorp Ltd. is a financial conglomerate conducting the majority of its operations in Peru.

9.2.3        Management of operational risk

SBS Resolution No. 37-2008, which sets forth the guidelines for enterprise risk management (ERM), and Resolution No. 2116-2009 collectively established guidelines for operational risk management by banks. Under these resolutions, operational risk management is defined broadly to include those risk resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people and systems, or from adverse external events. The resolutions also establish responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to manage risks involved in the performance and continuity of their operations and services adequately in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures. Banks also are required to develop an information security model to guarantee physical and logical information integrity, confidentiality and availability.

On April 1, 2018, SBS Resolution No. 37-2008 was replaced by SBS Resolution No. 272-2017. The new regulation has introduced the following modifications regarding risk management:

•	Risk management must also consider the macroeconomic environment that affects the markets in which the company operates;
•	The following new types of risk are incorporated in the regulation: (a) money laundering and terrorist financing risk, defined as the possibility of the company being used for money laundering and terrorist financing purposes; and (b) reinsurance risk, defined as the possibility of losses caused by the insufficiency of reinsurance coverage contracted by the assigning insurance company; and
•	The definition of liquidity risk has been modified. It is now understood as the possibility of losses due to anticipated or forced sale of assets at unusual discounts in order for the company to meet its obligations, as well as not being able to close open positions or cover positions in sufficient quantity. Before this modification, it was understood as the possibility of losses caused by the failure to comply with the financing requirements and the application of funds arising from the mismatches of cash flows requirements.

In addition, the new regulation provides that companies must incorporate a centralized unit or units specialized in specific risk management. Under the previous regulation this was optional. The SBS may require companies to create specialized risk units if considered necessary. Under the previous regulation, if the company did not have a specialized risk unit, it was understood that these functions had been assigned to the CEO. With the new regulation such provision has been eliminated.

Companies must submit the annual risk report to the SBS within 90 days from the end of each year.

Credicorp, following these SBS requirements, as well as the guidelines issued by the Basel Committee on Banking Supervision, and the advice of international consultants, has appointed a specialized team responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers and the Board of Directors.

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, critical suppliers, critical information assets, technological components, new products and significant changes to our services, and channels. To support the operational risk management process, we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze and report operational risk losses, using advanced models for operational risk capital allocation. We also have monitoring and reporting procedures that are designed to monitor Key Risk Indicators (KRI) and other performance metrics.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while training our operational units to mitigate risks directly.

Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting using the COSO 2013 Internal Control Framework.

9.2.4 Capital adequacy requirements for BCP Stand-alone and Mibanco

Capital adequacy requirements applicable to us are set forth in Law No. 26702 and Legislative Decree 1028. Legislative Decree 1028 was aimed at adapting Law No. 26702 to the capital guidelines and standards established by the second Basel Committee Accord (Basel II). Capital adequacy requirements are also included in Peruvian GAAP guidelines. Pursuant to Basel II guidelines, financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit risk-weighted assets, and (ii) 10 times the amount required to cover market and operational risks.

On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the methodologies and the implementation schedule of additional capital requirements consistent with certain aspects of Basel III, which is a comprehensive set of reform measures and guidelines, followed by the SBS, to strengthen the regulation, supervision and risk management of the banking sector. The additional capital requirements include requirements to cover concentration, excessive interest rate risk in the banking book and systemically important risk. Additionally, pro-cyclical capital requirements were established. These additional requirements were fully implemented in July 2016.

Article 184 of Law No. 26702, as amended by Legislative Decree 1028, provides that regulatory capital may be used to cover credit risk, market risk and operational risk. Regulatory capital is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

Basic Capital: Basic Capital or Tier 1 capital comprises:

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
(iii)	unrealized gains and retained earnings in subsidiaries.

Items deducted from Tier 1 capital include:

(i)	current and past years’ unrealized losses;
(ii)	deficits of loan loss provisions; banks must deduct the difference between total expected loss and eligible provisions in case internal models are used to estimate credit capital requirements.
(iii)	goodwill resulting from corporate reorganizations or acquisitions; and
(iv)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (iii) of Tier 1 capital net of deductions (a), (b) and (c) from “Basic Capital” listed above.

Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	voluntary reserves that may be reduced without prior consent from the SBS;
(ii)	the eligible portion of redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;
(iii)	for banks using the Standardized Approach Method (SAM), the generic loan loss provision up to 1.25% of credit risk-weighted assets; or, alternatively, for banks using the IRB Method, the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to Article 189 of Law No. 26702); and
(iv)	half of the amount referred to in “Deductions” below.

Tier 3 capital is comprised of redeemable subordinated debt that is incurred with the exclusive purpose of covering market risk, as referred to in Article 233 of Law No. 26702.

Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;
(ii)	all investments in shares and subordinated debt issued by an affiliate with which the bank consolidates its financial statements, including its holding company and such subsidiaries referred to in Articles 34 and 224 of Law No. 26702;
(iii)	the amount in which an investment in shares issued by a company with which the bank does not consolidate its financial statements and which is not part of the bank’s negotiable portfolio exceeds 15% of the bank’s regulatory capital;
(iv)	the aggregate amount of all investments in shares issued by companies with which the bank does not consolidate its financial statements and which are not part of the bank’s negotiable portfolio exceeds 60% of the regulatory capital;
(v)	when applicable, the amount resulting from the formula prescribed in Article 189 of Law No. 26702; and
(vi)	unrealized gains and retained earnings in subsidiaries.

For the purposes herein, “regulatory capital” excludes the amounts referred to in (iii), (iv) and (v) of the components of “Supplementary Capital” listed above.

Article 185 of Law No. 26702 also provides that the following limits apply when calculating regulatory capital:

(i)	the aggregate amount of supplementary capital must not exceed the aggregate amount of basic capital;
(ii)	the amount of redeemable Tier 2 subordinated instruments must be limited to 50% of the amount resulting from the sum of Tier 1 elements net of deductions (a), (b), and (c) from “Basic Capital” listed above;
(iii)	the amount of Tier 3 capital must be limited to 250% of the amount resulting from the sum of Tier 1 elements net of deductions (a), (b), and (c) from “Basic Capital” listed above in the amounts assigned to cover market risk.

SBS Resolution No. 8548-2012, adopted in 2012, modified the regulatory capital requirements for credit risk weighted assets in SBS Resolution No. 14354-2009 and established a schedule for implementing the modifications.

As of December 31, 2019, BCP Stand-alone’s regulatory capital was 14.47% of its unconsolidated risk-weighted assets. As of December 31, 2018, and December 31, 2017, BCP Stand-alone’s regulatory capital was 14.17% and 15.05% of its unconsolidated risk-weighted assets, respectively.

In November 2013, BCP Stand-alone’s board of directors decided to track a Basel III ratio known as Common Equity Tier 1 (CET1). CET1 comprises:

•	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock);
•	legal and other capital reserves;
•	accumulated earnings;
•	unrealized profits (losses);
•	deficits of loan loss provisions;
•	intangibles;
•	net deferred taxes that rely on future profitability;
•	goodwill resulting from corporate reorganizations or acquisitions; and
•	100% of the amount referred to in “Deductions” above.

As of December 31, 2019, BCP Stand-alone’s CET1 ratio was 12.35% of its unconsolidated risk-weighted assets, above the 11.00% limit that BCP Stand-alone recently targeted for itself. This limit was raised in October 2018 by BCP Stand-alone’s Risk Committee and is part of BCP Stand-alone’s risk appetite framework. BCP Stand-alone’s CET1 ratio is estimated based on BCP Stand-alone’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru.

Capital management

On February 24, 2016, SBS issued Resolution 975 -2016 - “Subordinated Debt Regulation”, which aims to improve the quality of banks’ total regulatory capital and align Peruvian regulation towards Basel III, by modifying:

•	The characteristics that subordinated debt must meet to be considered in the calculation of total regulatory capital; and
•	The calculation of risk-weighted assets

Under this regulation, subordinated debt issued prior to the regulation that does not meet the new requirements may be recognized as total regulatory capital, according to the following:

•	Tier 1 subordinated debt: as of January 2017, and for 10 years following, Tier 1 subordinated debt is subject to a 10% discount. However, the amount not computable as Tier 1 regulatory capital may be computed as a Tier 2 instrument, if it has a residual maturity equal to or greater than 15 years.

•	As of December 31, 2018, BCP Stand-alone’s Tier 1 subordinated debt (issued in 2009) totals S/675 million and matures in 2069. Thus, as of January 2019, the amount to be discounted from Tier 1 regulatory capital is now eligible in Tier 2 regulatory capital.
•	Tier 2 subordinated debt: during the five years prior to maturity, the principal balance will be discounted by 20%. In the year prior to its maturity the Tier 2 subordinated debt will not be considered in the calculation of Tier 2. This treatment is similar to that stipulated in the current regulation. As a result, there will be no impact in Tier 2 subordinated debt computed in December 2018.

In addition, the SBS Resolution also includes changes to the calculation of risk-weighted assets of the following accounting items:

•	Intangibles (excluding goodwill);
•	Deferred tax assets (DTAs) that are originated by operating losses; and
•	DTAs that are associated with temporary differences and that exceed the threshold of 10% of the “adjusted total capital”. In each case, DTAs are to be net of deferred income tax liabilities.

These assets will experience a gradual increase in their risk weights (until they reach a maximum of 1000% in 2026) to replicate the deductions established by Basel III. The risk-weighted assets calculated based on these risk weights will be used exclusively for calculating the Basel III ratios.

Furthermore, the new regulation requires the calculation of a new solvency ratio: Adjusted total capital on adjusted total risk-weighted assets. This methodology is similar to that which is used to calculate the CET1 ratio under Basel III. As a result, the accounting items mentioned above are deducted from the numerator of the new solvency ratio, and the calculation of risk-weighted assets (the denominator) does not consider these deductions. As of December 31, 2019, BCP Stand-alone’s CET1 ratio was 12.35%. This ratio will not change because it is already calculated using an adjusted total risk weight.

SBS Resolution 4280-2018, adopted in October 2018, modified the risk weight applied to intangibles (excluding goodwill) to speed up the increase in this risk weight towards 1000%, with the purpose of closing the regulatory gap with Basel III guidelines, which clearly require intangibles to be fully deducted from core capital measurements.

Finally, for transparency purposes and to demonstrate the calculation of the CET1 ratio, Credicorp will periodically publish BCP Stand-alone’s adjusted total risk-weighted assets.

Regulatory capital information for BCP Stand-alone and Mibanco as of December 31, 2017, 2018 and 2019

BCP Stand-alone Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)
	2017	2018	2019
Capital stock	7,933	8,770	10,217
Legal and other capital reserves	3,885	4,184	4,695
Accumulated earnings with capitalization agreement	-	-	850
Loan loss reserves (1)	1,235	1,307	1,367
Perpetual subordinated debt	729	675	-
Subordinated debt	3,978	4,224	3,981
Unrealized gain (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net profit	-1,241	-1,360	-1,580
Investment in subsidiaries and others	-1,588	-1,795	-1,965
Unrealized profit and net profit in subsidiaries	347	435	385
Goodwill	-122	-122	-122
Total regulatory capital	16,397	17,678	19,408

Tier 1 (2)	11,805	12,827	14,850
Tier 2 (3) + Tier 3 (4)	4,592	4,851	4,558

Total risk-weighted assets	108,950	124,798	134,129
Credit risk-weighted assets	98,800	114,006	122,234
Market risk-weighted assets (5)	1,391	1,761	2,264
Operational risk-weighted assets	8,759	9,031	9,631

Capital ratios
Tier 1 ratio (6)	10.84%	10.28%	11.07%
CET 1 ratio (7)	11.83%	11.55%	12.35%
BIS ratio (8)	15.05%	14.17%	14.47%
Risk-weighted assets / Regulatory capital (9)	6.64	7.06	6.91

(1) Up to 1.25% of total risk-weighted assets.
(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net profit in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net profit in subsidiaries - Goodwill).
(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net profit in subsidiaries) - (0.5 x Investment in subsidiaries).
(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5) It includes capital requirement to cover price and rate risk.
(6) Tier 1 / Risk-weighted assets
(7) CET 1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.
Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).
(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).
(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014).

Mibanco - Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)
	2017	2018	2019
Total regulatory capital	1,453	1,492	1,668
Tier 1(1)	1,085	1,122	1,397
Tier 2(2)	368	370	271
Total risk-weighted assets	9,516	10,394	11,536
Credit risk-weighted assets	8,934	9,708	10,759
Market risk-weighted assets(3)	60	76	79
Operational risk-weighted assets	522	610	698

Capital ratios
Tier 1 ratio (4)	11.40%	10.79%	12.11%
CET 1 ratio (5)	14.92%	15.52%	15.70%
BIS ratio (6)	15.27%	14.35%	14.45%
Risk-weighted assets / Regulatory capital (7)	6.55	6.97	6.92

(1) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net profit in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net profit in subsidiaries - Goodwill).
(2) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net profit in subsidiaries) - (0.5 x Investment in subsidiaries).
(3) It includes capital requirement to cover price and rate risk.
(4) Tier 1 / Risk-weighted assets

(5) CET 1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets – (RWA intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1 + RWA Deferred tax assets generated as a result of past losses).

(6) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)
(7) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014).

9.2.5 Legal reserve requirements

In accordance with Peruvian regulation (article 67 of Law No. 26702) a reserve of up to at least 35% of paid-in capital of the Group’s subsidiaries operating in Peru is required to be established through annual transfers of at least 10% of their net profit. In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net profit. As of December 31, 2019, 2018, and 2017, these reserves amounted to approximately S/6,236.5 million, S/5,179.0 million and S/4,480.3 million, respectively.

9.2.6 Provisions for loan losses

Until December 31, 2017, Credicorp’s allowance model complied with the IAS 39 requirements to estimate provisions for loan losses for Wholesale Banking and Retail Banking. Depending on the portfolio analyzed, the methodologies took into consideration collateral recovery projections, outstanding debt and qualitative aspects that reinforced the estimate.

That methodology included three estimation scenarios: base, upper threshold and lower threshold. These scenarios were generated by modifying some assumptions, such as collateral recovery values and adverse effects due to changes in the political and economic environments. The process to select the best estimate within the range was based on management’s best judgment, complemented by historical loss experience.

Since January 1, 2018, Credicorp’s methodology has been modified to comply with the new requirements introduced by the IFRS 9 impairment model, which is based on expected credit losses and differs significantly from the IAS 39 approach, which was based on incurred credit losses. In accordance with IFRS9 standard, all the financial assets classified or designated as amortized cost, debt instruments classified as investments at fair value through other comprehensive income and indirect loans that are presented in off-balance accounts are subject to impairment evaluation.

Measurement of the IFRS9 expected loss

The measurement of the expected credit losses is mainly based on the product of three parameters: probability of default (PD), loss given default (LGD), and exposure at default (EAD); discounted at the reporting date using the effective interest rate. The estimation of the IFRS9 parameters not only considers past due information, but also all relevant credit information, including actual conditions and expected macroeconomic effects in three scenarios (base, optimistic and pessimistic).

Following, the definition of the parameters:

•	Probability of Default (PD): This is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools. Where the definition of default used in IFRS9 is consistent with the one used for internal credit risk management purposes, as:

o	In case of the retail products, clients are in default if (i) at a specific moment, they are 60 or more days past due, except for mortgages, for which we allow 120 days; or (ii) if they have operations in one of the following situations: refinanced, restructured, in pre-judicial, judicial or write off.
o	In wholesale banking, clients are in default when they pass to Wholesale Collections or they have an internal classification of deficient with recurrence, doubtful or loss. Also, if they have operations in refinanced, restructured, pre-judicial, judicial or write off situation; or if they have significant qualitative signs of impairment.

•	Loss Given Default (LGD): This is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of the guarantees (for example: deposits or the equivalent, commodity warrants, immovable properties, ships, machinery and equipment, among others). LGD also considers all the costs incurred during the recovery process.

▪	For IFRS9 we also take into account the internal policy of write-offs, where the subsidiaries of Credicorp do not have reasonable expectations of recovering the financial asset in its entirety or a portion thereof. It’s important to mention that when the group writes off a position, it adjusts the LGD to 100% to add the allowance necessary to reach the required level.

•	Exposure at Default (EAD): This is a measurement which estimate the exposure at the time that the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

•	Stage 1: For financial assets whose credit risk has not increased significantly since their initial recognition, a reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity of less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

•	Stage 2: For financial assets that have presented a significant increase in credit risk since the reporting date compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

The definition of “significant increase in credit risk” used on the reporting date compared with the origination date considers the following criteria:

o	Whether an account has more than 30 days in arrears.
o	Risk thresholds that have been established based on the internal models and based on relative difference thresholds (by portfolio and risk level) in which the instrument was originated. For example, less risky PD assets have a broad threshold to move in without migrating to stage 2, in comparison to risky PD assets where a small increase of their PD can make them migrate to stage 2.
o	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.
o	Additionally, alignment criteria are applied with clients that have more than 20% of their position in stage 2. All the rest of their assets in stage 1 get automatically classified in stage 1.

•	Stage 3: Financial assets classified as defaults, which have with objective evidence of impairment on the reporting date, a provision for these assets reflects the expected credit losses during the residual life of the assets. Alignment criteria are also applied to be considered in this stage.

The fundamental difference in the measurement of the expected loss between stage 1 and stage 2 is the PD horizon. The estimates for stage 1 financial assets use a 12-month horizon, while those situated in stage 2 use an expected loss calculated based on the remaining term of the asset and considering the effect of the significant increase in credit risk. Finally, stage 3 estimates of expected loss are based on the best estimate, according to the situation of the collection process of each asset.

Credicorp’s expected credit losses are a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic; that are based on macroeconomic projections provided by the internal team of Economic Research and approved by Senior Management. In each scenario, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the Gross Domestic Product (GDP), inflation rate and exchange rate, among others.

The macroeconomic scenarios reflect that Peru is a small and open economy, dependent on the international environment; with about 60% of GDP volatility explained by external factors. These external factors include Peru’s terms of trade, growth of Peru’s main trade partners, and external interest rates, which are constructed for each scenario for the next 3 years.

The above mentioned variables are then incorporated to economic models for the Peruvian economy along with local variables (fiscal and monetary variables). Two types of models can be distinguished: (i) the structural forecasting model, and (ii) the financial programming model. The first is a stochastic dynamic general equilibrium model with expectations. The second is constructed on the basis of the main identities of national accounts according to the financial programming methodology designed by the International Monetary Fund (IMF) and a set of econometric models.

The output of this process takes into account GDP growth, inflation rates, reference rates, and exchange rates, among other variables for the next 3 years. The base scenario´s forecast is consistent with the trajectory of exogenous variables and an initial projection point. For the two alternative scenarios (optimistic and pessimistic), relatively likely economic shocks are considered. These macroeconomic outputs are then provided as an input for IFRS 9 expected loss calculations. In December 2019, the 2020 GDP growth forecasts approved for the IFRS 9 exercise were 3.0% for the base scenario, 3.8% for the optimistic scenario, and 2.0% for the pessimistic scenario, which results in a range of 1.8 points of GDP difference between optimistic and pessimistic scenarios.

The following table provides a comparison between the reported expected credit loss (ECL) for Credicorp’s loans portfolio and the expected credit loss under three scenarios: base, optimistic and pessimistic.

At December 31,2019 (in thousands of Soles)	Optimistic Scenario	Base Case Scenario	Pessimistic Scenario	Reported ECL under IFRS9
Total Loans	5,426,608	5,509,729	5,584,965	5,507,759

For further information about the IFRS9 measurement of the expected credit loss, see Note 3(i) to the Consolidated Financial Statements.

For historical data regarding our loan loss reserves, see “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.12 Allocation of Loan Loss Reserves”.

9.2.7 The BCRP’s monetary and macroprudential policy

The BCRP periodically revises its reference interest rate in accordance with its monetary policy objectives. Once a month the board of directors of the BCRP approves and announces the monetary program through a press release. The following chart summarizes the reference interest rate changes in 2017, 2018 and 2019:

Changes in BCRP's reference interest rate (2017-2019)
Month	Rate
May 2017	4.00%
July 2017	3.75%
September 2017	3.50%
November 2017	3.25%
January 2018	3.00%
March 2018	2.75%
August 2019	2.50%
November 2019	2.25%

Headline inflation in Peru reached 4.0% in March 2017 due to El Niño’s effect on food prices. However, as the supply-side shock reversed, inflation fell to 1.4% in 2017 and reached a minimum of 0.4% in March 2018. It then increased to 2.2% in 2018 and remained broadly stable at 1.9% in 2019, comfortably within the target range. Moreover, economic activity grew consistently below its potential during 2017, 2018 and 2019, which gave the BCRP space to apply and maintain monetary stimulus.

Under Law No. 26702, banks and financial institutions are required to maintain legal reserve requirements for certain obligations. The BCRP requires financial institutions to maintain marginal reserve requirements for foreign currency obligations and sets the exact level and method of calculation of that requirement. The reserve requirements in Peru apply to obligations such as demand and time deposits, savings accounts, securities, certain bonds and funds administered by banks. Additionally, the BCRP requires reserves on amounts due to foreign banks and other foreign financial institutions. Since January 2011, obligations of foreign subsidiaries and affiliates also have been subject to the reserve requirement.

For 2015, the BCRP set the minimum level of reserves for banks at 6.5% for local currency and 9.0% for foreign currency. However, the BCRP also established a marginal reserve requirement of 70.0% in foreign currency for funds that exceed a certain level set by the BCRP. Foreign currency cannot be used to comply with reserve requirements for liabilities in domestic currency, and vice versa. The BCRP oversees compliance with the reserve requirements.

In 2017, the BCRP lowered the local currency reserve requirement rate (from 6.5% in December 2016 to 5.0% in April 2017) and lowered the foreign currency marginal reserve requirement rate (from 70% in December 2016 to 40% in December 2017). In 2018 the BCRP continued to lower the marginal reserve requirements from 40% in December 2017 to 35% in July 2018. According to the BCRP, this reduction in rates aims to maintain flexible credit conditions considering decreasing demands for loans and increasing external rates. No further changes were ruled by the BCRP during 2019. By December 2019, Peruvian commercial banks’ average effective reserve requirement ratio for foreign currency was 36.0%.

In addition to overall changes in reserve requirements, in 2016 the BCRP increased the minimum level for current account deposits that Peruvian banks must keep at the BCRP as reserve funds, from 0.75% at the close of 2015 to 1.00% by March 2016, where it has remained since.

In order to offset the excessive pressure of the derivatives market on the domestic currency, the BCRP has adjusted additional reserve requirements in Soles according to FX derivatives market conditions. Moreover, after significant depreciation of the Sol against the US Dollar in 2014 (6.8%) and 2015 (14.6%) the BCRP established a program (De-dollarization Program) aimed at contributing to the de-dollarization of credit to reduce the risks of currency depreciation associated with borrowing in US Dollars.

For further information, see “Item 3. Key Information – 3.D Risk Factors – (11) Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.”

9.2.8 Lending activities

Law No. 26702 sets the maximum amount of credit that a financial institution may extend to a single borrower, whether the borrower is an individual or an economic group. Resolution SBS No. 5780-2015 establishes that an “economic group” is one that has a single or common risk exposure and includes a person, such person’s close relatives and the companies in which such person or his or her close relatives have significant share ownership or decision-making capability. Significant decision-making capability is deemed to be present when, among other factors, a person or group can exercise material and continuous influence over the decisions of a company, when a person or company holds seats on the board of directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficiary of credit facilities granted to another company.

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The credit limit for any Peruvian borrower is 10% of a bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law No. 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2019, 2018 and 2017, the 10.0% unconsolidated credit limit per borrower of BCP Stand-alone for unsecured loans was S/1,940.8 million, S/1,767.9 million and S/1,639.8 million, respectively. As of December 31, 2019, 2018 and 2017, the 30.0% credit limit for secured loans was S/5,822.4 million, S/5,303.7 million and S/4,919.5 million, respectively.

Pursuant to Article 52 of the organic law of the BCRP, under certain circumstances, the BCRP has the authority to establish limits on interest rates charged by commercial banks and other financial institutions. Such limits are not currently in place; however, there can be no assurance that the BCRP will not establish such limits on interest rates in the future.

9.2.9 Related party transactions

Law No. 26702 regulates transactions between financial institutions on the one hand and related parties or affiliates on the other. The SBS and the SMV have also enacted regulations that define indirect ownership, related parties and economic groups, in order to limit transactions with related parties and affiliates. These regulations also provide standards for the supervision of financial and mixed conglomerates formed by financial institutions.

The total amount of loans to directors, employees or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital. All loans made to any single director or employee borrower, considering his or her close relatives, may not exceed 0.35% of regulatory capital (i.e., 5% of the overall 7% limit).

Pursuant to Law No. 26702, as amended by Law No. 27102, the aggregate amount of loans to related party borrowers considered to be part of an economic group (as defined above) may not exceed 30% of a bank’s regulatory capital. For purposes of this test, related party borrowers include (i) any person holding, directly or indirectly, 4% or more of a bank’s shares, (ii) directors, (iii) certain principal executive officers of a bank, and (iv) people affiliated with the administrators of the bank. Loans to individual related party borrowers are also subject to the limits on lending to a single borrower described under “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation – 9.2.8 Lending Activities”. All loans to related parties must be made on terms no more favorable than the best terms that BCP Stand-alone or Mibanco offers to the public.

9.2.10 Ownership restrictions

Law No. 26702 establishes certain restrictions on the ownership of a bank’s shares. Banks must have a minimum of two shareholders. Among other restrictions, those convicted of drug trafficking, money laundering, terrorism or other felonies, and those who are directors, employees or advisors of public entities that regulate and supervise the activities of banks, are subject to ownership limitations. All transfers of shares in a bank must be recorded at the SBS. Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock require prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders, directors or employees, in the case of juridical persons) are legally disabled or have engaged in illegal activity in the area of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency, among other reasons. The decision of the SBS on such matters is final and cannot be overturned by the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser shall be fined with an amount equivalent to the value of the transferred shares and is obligated to sell the shares within 30 days, or the fine is doubled. In addition, the purchaser is not allowed to exercise its voting rights at the shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals under the limitations described above.

Finally, under Peruvian law, individuals or corporations that acquire, directly or indirectly, 1% of the capital stock of a bank in a period of 12 months, or acquire a 3% or more share participation, have the obligation to provide the information that the SBS may require to identify such individuals’ or corporations’ main economic activities and asset structure.

9.2.11 Risk rating

Law No. 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. In October 2019 and September 2019, Moody’s Local PE Clasificadora de Riesgos and Apoyo y Asociados Internacionales rating agencies, respectively, affirmed their “A+” risk categories for BCP Stand-alone. In September 2019, both rating agencies affirmed their “A” risk categories for Mibanco. As of December 2019, BCP Stand-alone and Mibanco maintained the risk categories of “A+” and “A”, respectively.

9.2.12 Deposit insurance fund

Law No. 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Fondo de Seguro de Depositos (Deposit Insurance Fund or Fund) for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium - set by the Law No. 26702 - begins at 0.65% of total funds on deposit under the coverage of the Fund and increases to 1.45%, which is applicable to banks in the highest risk category. Such annual premium basis and maximum were modified by Resolution SBS No. 0657-99 which established complementary proceedings and modified the amount of the annual premium; such that the annual premium now begins at 0.45% of total funds on deposit and increases to 1.45% which is applicable to banks in the highest risk category. BCP Stand-alone and Mibanco are currently classified in the lowest risk category and apply the 0.45% set by the Resolution SBS No 0657-99.

9.2.13 Intervention by the SBS

Pursuant to Law No. 26702, as amended by Law No. 27102, the SBS has the authority to seize the operations and assets of a bank. These laws provide for three levels of action by the SBS: a supervisory regime, an intervention regime and the liquidation of the bank. Any of these actions may be taken if certain events occur, such as if the bank: (i) interrupts payments on its liabilities, (ii) repeatedly fails to comply with the regulations of the SBS or the BCRP, (iii) repeatedly violates the law or the provisions of the bank’s Bye-laws, (iv) repeatedly manages its operations in an unauthorized or unsound manner or (v) has its regulatory capital fall or be reduced by more than 50%.

During the intervention regime, rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on the bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which the bank must adhere to a financial restructuring plan.

The SBS intervention regime stops a bank’s operations for up to 45 days, which may be extended for an additional 45 days. During this time, the SBS may institute measures such as: (i) canceling losses by reducing reserves, capital and subordinated debt, (ii) segregating certain assets and liabilities for transfer to another financial institution and (iii) merging the intervened bank with an acquiring institution according to the program established by Urgent Decree No. 108-2000, enacted in November 2000. After the intervention, the SBS will liquidate the bank unless it is merged with an acquiring institution, as described in clause (iii) above.

9.2.14 Regulation from the United States Federal Reserve and from the State of Florida Department of Banking and Finance

Banco de Credito del Peru Miami Agency (BCP Miami Agency) is licensed to operate as an international bank agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The Office of Financial Regulation of the State of Florida shares regulatory responsibility over BCP Miami Agency with the Federal Reserve Bank of Atlanta.

9.2.15 Regulation from the Superintendence of Banks in Panama

BCP Panama is a branch of BCP Stand-alone that is registered in the Republic of Panama. It began operating in June 2002 under an international license issued by the Panamanian Superintendence of Banks, in accordance with Law Decree No. 9 of February 26, 1998, as amended. BCP Panama is subject to an inspection made by auditors and inspectors of the Panamanian Superintendence of Banks, to determine, among other things, its compliance with the Law Decree No. 2 of February 22, 2008 and No. 23 of April 27, 2015, the Law on the Prevention of Money Laundering, Terrorism Financing and Financing of Proliferation of Weapons of Mass Destruction.

9.3 BCP Bolivia

Until November 2013, the Bolivian banking system operated under the Law of Banks and Financial Entities No. 1488, enacted on April 14, 1993, and later modified by Law 3076 of June 20, 2005. On August 21, 2013, the Bolivian Government enacted a new Banking Law (Law 393), which became effective on November 21, 2013. This new law envisions a more active role of government in the financial services industry and emphasizes the social objective of financial services.

Pursuant to Supreme Decree No. 29894, in May 2009 the Autoridad de Supervision del Sistema Financiero (ASFI) was vested with the authority to regulate the Bolivian banking system. ASFI also supervises brokerage and mutual fund management activities that Credicorp Ltd. conducts through BCP Bolivia’s affiliates, Credibolsa and Credifondo. These affiliates operate under the Securities Markets Law No. 1834, enacted on March 31, 1998. Additionally, the Central Bank of Bolivia (BCB) regulates financial intermediation and deposit activities, determines monetary and foreign exchange policy, and establishes reserve requirements on deposits.

In 2012, the Bolivian government imposed an additional income tax of 12.5% on earnings before taxes, which applied to all financial institutions with a ratio of earnings before taxes to equity in excess of 13%. Additionally, in November 2012, the government approved a new tax on sales of foreign exchange. This new tax, which levied all sales of foreign exchange with a 0.70% rate on the amount of foreign currency sold, was in effect for 36 months and expired in December 2015.

In December 2015, the additional income tax was elevated to 22%, which was applied to all financial institutions with a ratio of earnings before taxes to equity in excess of 6%. In February 2017, the government stated its intention to increase the additional income tax to 25%; as of the date of this Annual Report, there has been no official regulation on the proposed increase.

In 2013, Supreme Decree (Presidential Decree) No. 1842 set interest rate caps for social housing loans ranging from 5.5% to 6.5% and established loan quotas pursuant to which, by December 31, 2018, at least 60% of the loan portfolio of all universal banks needs to include loans to productive sectors and social housing loans.

In 2014, the Bolivian government, through Supreme Decrees Nos. 2136 and 2137, solicited the Banks in Bolivia to contribute an obligatory 6% of the annual net profit of that year, to create a Guarantee Fund for the loans for the Productive Sector (agriculture, tourism, manufacture and others) and for the Housing of Social Interest Sector under their administration. The objective of the fund is to provide guarantees of up to 20% of the amount financed.

Additionally, in December 2015, Presidential Decree No. 2614 separated the Guarantee Fund for the Productive Sector from the Fund for the Housing Sector. In order to achieve this, Banks were required to contribute an additional 6% of their 2015 net profit.

In December 2016, Supreme Decree No. 3036 established an additional obligatory contribution of 6% of 2016 net profit from Banks, half of which was used to replenish the Guarantee Fund for social housing established in 2015, and the other half of which was used for a new fund with the objective of funding seed capital, according to a Resolution of the Ministry of Economics and Public Finance.

In January 2018, Supreme Decree No. 3459 established that the Banks should transfer an additional obligatory 6% of 2017 net profit for the Seed Capital Fund, an independent fund administered by the Bank of Productive Development.

In 2019, Supreme Decree No. 3764 required that Microfinance Banks (referred to as Pyme Banks in Bolivian legislation) assign 6% of their 2018 net profit to the Productive Sector Fund under their administration, and General Banks (referred to as Multiple Banks in the Bolivian legislation) assign 3% of their 2018 net profit to the Housing of Social Interest Sector Fund and 3% to the Productive Sector Fund, under their administration.

On February 27, 2020 the Bolivian Government issued the Supreme Decree No. 4164 which modified the loan quotas that were enacted in 2013. Universal banks are now required to have at least 50% of their loan portfolio in loans to productive sectors and social housing loans. The previous quota had been set at 60% of the loan portfolio. Additionally, the Supreme Decree established that annual loan growth must include at least 40% of loans to productive sectors or social housing loans.

9.4 Grupo Pacifico

9.4.1 Overview

Grupo Pacifico’s operations are regulated by Law No. 26702 and the SBS. Peruvian insurance companies must submit regular reports to the SBS concerning their operations. In addition, the SBS conducts on-site reviews on an annual basis, primarily to evaluate compliance with solvency margin, reserve and investment requirements and rules governing the recognition of premium income. If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements or is unable to pay claims as they become due, it may either liquidate the company or permit it to merge with another insurance company.

On May 27, 2013, a new Peruvian insurance law, Insurance Act No. 29946, became effective. Act No. 29946 governs all insurance contracts, except for those that are expressly governed by other regulations. It substantially changes how insurance policies are offered by insurance companies, regulates the information provided by the insured, and includes changes to termination and arbitration clauses included in insurance contracts. Act No. 29946 also provides a list of terms and conditions that cannot be included in any insurance contract and ensures that any changes in the contract can only be made if 45 days’ notice is given to the policyholder prior to renewal of the policy. Other measures include restrictions on the duration and renewal of contracts, consumer protection rules, and regulations governing how to address non-payment of premium installments required under insurance contracts.

In September 2013, the SBS initiated reforms to the SPP, by establishing a tender process for the exclusive right to manage the SPP’s collective insurance policy for disability and survivorship (D&S) and burial expenses. Tender offers for the collective insurance contract were submitted on September 13, 2013, and the winning bidder obtained the right to manage the SPP’s collective insurance policies from October 1, 2013 until December 31, 2014. The bid submitted by Pacifico was not selected, and as a result Pacifico did not issue insurance policies in the SPP for D&S and burial expenses from October 2013 through December 2014. However, in December 2014, Pacifico won the tender process and was able to issue policies for D&S and burial expenses in the SPP system, from January 2015 to December 2016. In 2017, Pacifico won the third tender process, which allows the company to continue in the D&S business for 2017 and 2018. Finally, Pacifico won the latest D&S tender process, which allows it to continue in the D&S business from January 1, 2019 to December 31, 2020.

Under Peruvian law, insurance companies may engage in certain credit risk operations, such as guarantees, bonds, and trusteeships, but are prohibited from offering other banking services, operating mutual funds, or offering portfolio management services. In addition, insurance companies may not conduct brokerage operations for third parties.

Peruvian insurance companies are also prohibited by an SBS resolution (SBS Resolution No. 3930-2017) from having an ownership interest in other insurance or reinsurance companies of the same class unless such risks are offset by insurance companies acting as subsidiaries and that risk is withdrawn from the principal insurance company’s activities. This resolution also prohibits Peruvian insurance companies from having an ownership interest in private pension funds.

9.4.2 Establishment of insurance company

Insurance companies must be authorized by the SBS to commence operations. Peruvian law establishes certain minimum capital requirements for insurance and reinsurance companies, which must be satisfied by cash investments in the company. As of December 31, 2019, the statutory capital of Pacifico Seguros is S/1,135 millions.

9.4.3 Solvency requirements

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

Grupo Pacifico Regulatory Ratios in thousands of Soles	2017	2018	2019
(A) Capital Adequacy	1,462,936	1,511,443	1,557,115
(B) Regulatory Capital Requirement	913,428	1,019,984	1,199,849
(B.1) Solvency I Required capital	676,741	755,804	889,111
(B.2) Security Fund	236,687	264,180	310,738
(B.3) Credit risk	0	0	0
(B.4) Other Capital Requirement	0	0	0
(C) Leverage	592,397	594,110	702,761
Surplus 1 = (A) - (B)	549,508	491,459	357,266
Ratio (A)/(B)	1.6	1.5	1.3
Surplus 1 = (A) - (C)	870,539	917,333	854,354
Ratio (A)/(C)	2.5	2.5	2.2

9.4.4 Legal reserve requirements

Peruvian law also requires that all insurance companies establish a legal guarantee reserve for policyholders by setting aside 10% of income before taxes until the reserve reaches at least 35% of paid-in capital.

9.4.5 Reserve requirements

Pursuant to Law No. 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. Law No. 26702 also requires insurance companies to create a reserve for incurred but not reported (IBNR) claims that are reflected as a liability in their Consolidated Financial Statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to our Consolidated Financial Statements. Finally, Grupo Pacifico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See “Item 5. Operating and Financial Review and Prospects – 5.A Operating results – (4) Lines of Business – 4.3 Insurance & Pensions – (i) Grupo Pacifico”.

According to a new regulation regarding actuarial management, SBS Resolution No. 3863-2016, the actuarial function must (i) ensure the use of real and adequate parameters in both pricing and technical reserves calculation and (ii) guarantee the consistency of the results obtained. Likewise, based on the sufficiency evaluation analysis, actuarial management must propose changes in the methodologies applied in the calculation of technical or additional reserves.

9.4.6 Investment requirements

Pursuant to Law No. 26702 and a regulation issued by the SBS Resolution No. 1041-2016, the total amount of an insurance company’s solvency equity and technical reserves must be permanently supported by diversified assets, which may not be pledged or otherwise encumbered. The investment regulations further state that deposits in and bonds of one financial institution together cannot exceed 7% of the total of an insurer’s solvency equity and technical reserves combined. In general, no more than 15% of an insurance company’s combined solvency equity and technical reserves may be invested in instruments (including stocks and bonds) issued by a company or group of companies. In order for an insurance company to invest in non-Peruvian securities, the securities must be rated by an internationally recognized credit rating agency and the asset class must be authorized by Peruvian SBS regulations. Securities owned by insurance companies must be registered in the Public Registry of Securities of Peru or the comparable registry of their respective country.

9.4.7 Related party transactions

Law No. 26702 provides that insurance companies may not extend credit to or guarantee the obligations of employees or members of the board of directors, except for certain home mortgage loans to employees.

9.4.8 Ownership restrictions

Law No. 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “Item 4. Information on the Company – 4.B Business overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.1 Overview”.

9.4.9 Risk Rating

After two years of consolidating the Life and P&C businesses, Grupo Pacifico has achieved an upgrade in its international credit’s ratings. In May 2019, Fitch Ratings upgraded its Insurer Financial Strength (IFS) rating to from 'BBB' to 'BBB+' and, in December 2019, AM Best improved its outlook from stable to positive and affirmed the IFS rating of A- (Excellent). The rating upgrades were in response to the Grupo Pacifico’s stable technical results and the favorable financial performance of the company in recent years.

9.5 Prima AFP

Prima AFP’s operations are regulated by the Unified Text of the Private System for the Administration of Funds Act, approved by Supreme Decree No. 054-97-EF and modified by Law No 29903 in force since August 2013. Operations are under supervision of the SBS and the SMV. Pension fund administrators (Administradoras de Fondos de Pensiones or AFPs) must submit reports related to the administration of pension funds and their operations to the SBS, the SMV, and affiliates. Additionally, AFPs must submit audited financial information according to SBS regulations.

Under Peruvian legislation, AFPs must have only one business activity: managing pension funds through individual capitalization accounts, sourced by mandatory and/ or voluntary contributions. AFPs must also provide benefits for retirement, disability, and survivorship and finance funeral expenses.

SBS authorization is required for an AFP to begin operations. Peruvian law requires a minimum capital requirement, paid in cash by shareholders. There are certain limitations on the ownership and transfer of AFP shares. Additionally, Peruvian law requires that companies maintain a legal reserve funded with 10% of their net profit, until the reserve reaches the equivalent of 20% of their share capital.

The SBS has set investment limits, which restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits differ according to the fund’s risk profile. The general limits are:

▪	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;
▪	The total amount invested in instruments issued or guaranteed by the BCRP cannot exceed 30% of the fund value;
▪	The total amount invested in instruments issued or guaranteed by the Peruvian State and the BCRP overall cannot exceed 40% of the fund value; and
▪	The total amount invested in instruments issued by governments, financial institutions, and non-financial institutions whose commercial activities are mostly abroad cannot exceed 50% of the fund value.

The SBS requires that AFPs ensure a minimum yield. Part of the guarantee is the obligatory reserve requirement, which is paid with resources belonging to the AFPs. The amount depends on the assets in the portfolio, but it is approximately 1% of the AFP’s FuMs.

Reform of the SPP in 2012

In 2012, the Peruvian government passed a law to reform the SPP (SPP Reform Law). The relevant changes contemplated in this reform were the following:

▪	Tender processes held every 24 months were incorporated, in which the AFP that offers the lowest management fee wins the tender. As a result, new workers who enter the SPP become members of the tender holder and remain in it for at least 24 months. It should be noted that the prior 8-month tender procedure was won by Prima AFP.

The following table shows SPP tender processes held to date and their winners:

No.	Date Held	Period	Winner
-	September 2012	October 2012 – May 2013	Prima AFP
1st	December 2012	June 2013 – May 2015	AFP Habitat
2nd	December 2014	June 2015 – May 2017	AFP Habitat
3rd	December 2016	June 2017 – May 2019	Prima AFP
4th	December 2018	June 2019 – May 2021	AFP Integra

▪	Tender processes to manage the SPP’s collective insurance policy for disability, survivor and burial expenses were also introduced. These insurance lines are managed by the insurance company that wins the tender, for both new and existing affiliates.
▪	A mixed-commission scheme was incorporated and includes two management fees: the first applies to the affiliates’ monthly salary, and the second applies to the client’s pension fund sourced by contributions from 2013 onwards. In 2013, affiliates had to choose between the mixed-commission scheme and the prior scheme, in which a fee was charged on the affiliates’ monthly salary. However, the mixed-commission scheme is mandatory for new affiliates since 2013.
▪	A Fund Type Zero (Capital Protection Fund) was created by each AFP and became effective in April 2016. This fund focuses on low-risk assets to ensure stable yields and is mandatory for affiliates over the age of 65 (retirement age).

Changes to Private Pension System in 2014

In 2014, new local and foreign investment regulations made the SPP’s registration process for new investment securities more flexible. Under the new regulations, AFPs can make non-complex investments in bonds, shares and mutual funds without authorization from the SBS. Additionally, AFPs can use derivative instruments without authorization from the SBS under certain restrictions, such as specific limits regarding each type of fund. These changes were expected to improve the management and risk-return profiles of our portfolios while providing flexibility and additional opportunities to execute transactions in these securities and instruments.

Changes to Private Pension System in 2015

In 2015, the SPP Reform Law continued to be implemented, mainly through the publication of the SBS Resolution No. 3233-2015, which introduced changes to the treatment of regulatory requirements of both local and foreign investments to generate greater flexibility in both direct and indirect investments. The main changes were related to the minimum requirements to be met by structured products, bonds for infrastructure projects, and participation fees of mutual and investment funds, as well as repurchase agreements and securities lending.

SBS Resolution No. 5540-2015 was also published in 2015 and regulates the new Fund Type Zero, which is mandatory for participants from the age of 65 and up who opt for a statutory retirement pension. The Fund Type Zero became effective on April 1, 2016 and invests only in national currency short-term instruments and debt securities.

Changes to Private Pension System in 2016

In April 2016, Peruvian Law No. 30425 (further modified by Law No. 30478) was passed and came into force in Peru. Among the most relevant changes, the law allows affiliates to: (i) withdraw up to 95.5% of their pension funds when they reach the age of 65 (retirement age); (ii) use up to 25% of their pension funds as the down payment or amortization of a mortgage loan used to buy a first house; and (iii) in the case of affiliates with terminal illness, withdraw up to 50% of their pension funds.

The new law also extended the Special Regime of Early Retirement until December 31, 2018, for affiliates who had been unemployed for at least 12 months. The Regime applies to men and women who are at least 55 and 50 years old respectively, and pensioners who choose the retirement program.

In 2016, the withdrawals of funds in Prima AFP totaled approximately S/2,238 million.

Changes to Private Pension System in 2017

In 2017, BCRP raised the foreign investment limit for pension funds to encourage AFPs to diversify their investments. The limit increased from 42% to 45% on July 17, 2017, and to 46% on August 17, 2017. This maximum had been gradually raised from 36.5% in 2013.

In January 2017, the MEF established the Social Protection Committee (CPS), which, in November 2017, presented a report including proposals on pension system reforms, health financing and unemployment insurance.

In July 2017, a procedure to fix incorrect contributions from government employees to the National Pension System was approved. This procedure requires that authorities schedule the transfer of these contributions to AFPs.

In 2017, the withdrawals of funds in Prima AFP totaled approximately S/2,156 million.

Changes to Private Pension System in 2018

Between February and September 2018, the BCRP raised the foreign investment limit for pension funds at a rate of 0.5 percentage points per month until it reached the 50% limit set by the SBS.

In 2018, the withdrawals of funds in Prima AFP totaled approximately S/2,992 million.

Changes to Private Pension System in 2019

On April 3, 2019, Congress permanently approved the Special Regime of Early Retirement for affiliates with a minimum age of 55 years old for men and 50 years old for women, who are unemployed for at least 12 consecutive months, and who prove an income of less than S/29,400 (7 UIT), to receive independent employment (4th category) income during their unemployment period. These modifications were promulgated by Peruvian Law No. 30939.

Congress also approved new criteria to apply for Ordinary Early Retirement. Ordinary Early Retirement is available to affiliates with a minimum age of 55 years old for men and 50 years old for women, who have a pension fund that allows them to access a pension of at least 40% of the average income received during the last 120 months. These modifications were promulgated by Peruvian Law No. 30939

In 2019, the withdrawals of funds in Prima AFP totaled approximately S/2,797 million.

Additionally, in 2020, the Peruvian government and congress took measures to provide liquidity to private pensioners by allowing them to draw down their funds. These measures will have an impact on funds under management and on income at the AFP in 2020. For further information, see “Item 3. Key Information – 3.D Risk Factors – (5) Regulatory changes and adoption of new international guidelines to sectors in which we operate could impact our earnings and adversely affect our operating performance.”

9.6 Credicorp Capital

9.6.1 Credicorp Capital Securities, Inc. (CCSI)

CCSI is a broker-dealer registered with FINRA and with the SEC. CCSI is owned by Credicorp Capital Limited, which is wholly owned by Credicorp. Headquartered in Coral Gables, Florida, CCSI provides brokerage services through a clearing agreement with Pershing, LLC. There are currently five registered principals at CCSI, all of whom are Series 7 and Series 24 licensed. At the trading desk, all registered representatives maintain their Series 7 and Series 63 licenses. We also have one Series 27 licensed representative (our Financial and Operations Principal).

9.6.2 Credicorp Capital Peru, S.A.A.

Credicorp Capital Peru falls under the supervision of the SMV, a specialized technical body attached to MEF, aimed to ensure the protection of investors and the efficiency and transparency of the markets, as well as the diffusion of the information required for such purposes. The SMV enjoys functional, administrative, economic, technical, and budgetary autonomy. The Securities Market Law (Legislative Decree No. 861), as amended, governs the public offering and trading of securities listed on the SMV and the BVL. The BVL, as the only stock exchange in Peru, also provides internal regulations that form part of the regulations and administrative rulings that govern the offering and trading of securities.

9.6.3 Credicorp Capital Colombia S.A.

Credicorp Capital Colombia falls under the supervision of the Superintendencia Financiera de Colombia, an entity whose main function is to oversee the financial sectors. Although it has an important role in monitoring and surveillance, it also has certain regulatory powers that permit it to issue laws and decrees. Separately, the AMV supervises and regulates the conduct of securities intermediaries, as well as the certification of those who carry out such activities. The AMV is a private entity and is the product of a self-regulatory scheme established after the termination of Law No. 964 of 2005.

9.6.4 Credicorp Capital Chile S.A.

Credicorp Capital Chile is the main shareholder of Credicorp Capital S.A. Corredores de Bolsa and Credicorp Capital Asset Management S.A. Administradora General de Fondos. These entities are supervised directly by the Comision del Mercado Financiero (CMF). The CMF ensures that persons or supervised institutions, from formation until liquidation, comply with laws, regulations, statutes, and other provisions governing the functioning of these markets. The CMF also authorizes companies to manage mutual funds (knows as Mutual Fund Administrators and General Fund Management or AFM and AGF, respectively, by their Spanish initials) and oversees such companies and their respective funds to ensure compliance with laws and regulations by monitoring their legal, financial and accounting information

In Chile, there are laws, regulations, and rules that govern the various sectors of the stock market. One such law is the Chilean Securities Market Law, which governs the functioning of the Chilean market and the laws related to corporations, management of third-party funds (investment funds, mutual funds, pension funds and others), and deposit and custody of securities.

9.6.5 Ultraserfinco S.A. and Subsidiaries

Ultraserfinco is an investment advisory company licensed to operate as a stockbroker in Colombia. Like Credicorp Capital Colombia, Ultraserfinco falls under the supervision and regulation of the Superintendencia Financiera de Colombia and the AMV. Ultraserfinco is wholly owned by Credicorp Capital Holdings S.A.S. (domiciled in Colombia), which is wholly owned by Credicorp Capital Ltd.

Ultralat is a Florida corporation approved for FINRA membership and registered with the SEC. The Firm is a wholly owned subsidiary of Ultra Holdings Group Inc., which is wholly owned by Ultraserfinco S.A. Ultralat primarily, provides retail brokerage services for customers based in Latin America through a clearing agreement with Pershing LLC and also through a tri-party sub-clearing agreement with Ultraserfinco. The company, through its main officers, is qualified under Series 7 y 24 licenses, among others, which gives the company substantial experience in both operations and compliance.

9.7        Atlantic Security Bank (ASB)

9.7.1 General

ASB, a subsidiary of ASHC, is a Cayman Islands bank with a branch in Panama. ASB is regulated and supervised by the regulatory authorities of the Cayman Islands (Cayman Island Monetary Authority) while its Panama branch is regulated by the Superintendence of Banks of Panama (SBP). On March 29, 2019, the merger between the ASB Panama branch and Correval Panama was carried out. This operation was approved by the directors of each institution.

Further, our broker agency was renamed ASB Casa de Valores. This entity is regulated by the Superintendence of the Securities Market of Panama (SMVP).

ASB Casa de Valores holds a Securities Broker license issued by the Superintendence of the Securities Market that enables the entity to act as securities broker, manager and custodian. It is required to comply with regulations pertaining to corporate governance; minimum working capital and liquidity requirements to meet obligations with customers and vendors; adequate accounting practices and recordkeeping; provision of regulatory reports; adherence to confidentiality standards, code of ethics and prevention of conflict of interest; and adequate anti-money laundering and terrorism finance laundering controls, policies, and programs, among others.

ASB is registered as an exempt company and is licensed in the Cayman Islands pursuant to the Banks and Trust Companies Law (Cayman Banking Law). ASB holds an unrestricted Category B Banking and Trust License, as well as a Mutual Fund Administrator License. As a holder of a Category B License, ASB may not take deposits from any person residing in the Cayman Islands other than another licensee, an exempt company, or an ordinary non-resident company which is not carrying on business in the Cayman Islands.

ASB may not invest in any asset which represents a claim on any person residing in the Cayman Islands, except a claim resulting from: (i) a loan to an exempt or an ordinary non-resident company not carrying on business in the Cayman Islands; (ii) a loan by way of a mortgage to a member of its staff or to a person possessing or being deemed to possess Caymanian status under the immigration law, for the purchase or construction of a residence in the Cayman Islands to be owner-occupied; (iii) a transaction with another licensee; or (iv) the purchase of bonds or other securities issued by the government of the Cayman Islands, a body incorporated by statute, or a company in which the government is the sole or majority beneficial owner. In addition, ASB may not, without the written approval of the Cayman Islands Monetary Authority (CIMA), carry on any business in the Cayman Islands other than business permitted by the Category B License.

On June 1, 2019 the CIMA implemented a Liquidity Risk Management program for banks. The program includes minimum standards for funding liquidity, called Minimum Liquidity Ratio (“MLR”), which establishes a minimum limit of 15% of your liabilities against liquid assets considered under regulation. As of December 31, 2019, ASB had an MLR of 19.18% meeting the requirements of CIMA. There is a statutory minimum net worth requirement of US$500,000 (approximately S/1,657,000), but the CIMA generally requires a bank or trust company to maintain a higher paid-in capital appropriate to its business. CIMA requires compliance with the guidelines promulgated by the Basel Accord on Banking Regulations and Supervisory Practices, though, in special circumstances, different gearing and/or capital risk asset ratios may be negotiated. Compliance with the Cayman Banking Law is monitored by CIMA.

9.7.2 Continuing requirements

Under the law of the Cayman Islands, ASB is subject to the following continuing requirements: (i) to remain in good standing under the Cayman Islands Companies Law, including the filing of annual and other returns and the payment of annual fees; (ii) to file with the Registrar of Companies any change in the information or documents required to be provided and to pay annual fees; (iii) to file certain prescribed forms with CIMA on a quarterly basis; (iv) to file with CIMA audited accounts within three months of each financial year (in the case of a locally incorporated bank which is not part of a substantial international banking group, a senior officer or board member discusses these accounts each year at a meeting with CIMA); and (v) to file an annual questionnaire.

ASB must receive prior approval from CIMA (i) for any proposed change in the directors or senior officers, though in exceptional cases a waiver can be obtained enabling changes to be reported after the event or annually in the case of a branch of a substantial international bank; (ii) for the issue, transfer or other disposal of shares (it is rare for a waiver to be granted with respect to shares except in the case of a branch of a substantial international bank and where the shares are widely held and publicly traded); (iii) for any significant change in the business plan filed on the original license application; or (iv) to open a subsidiary, branch, agency, or representative office outside the Cayman Islands. Finally, ASB must obtain the prior approval of CIMA to change its name and must notify CIMA of any change in its principal office or its authorized agent in the Cayman Islands.

ASB has a registered branch in Panama (ASB Panama Branch), which holds an International Banking License issued by the SBP. This license allows institutions to carry out banking operations with effects outside of the jurisdiction from a permanent establishment in Panama. SBP acts as the main regulator for ASB Panama Branch, although supervision is closely coordinated with CIMA as regulator for the Head Office in the Cayman Islands.

(10) Selected statistical information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results” and the Consolidated Financial Statements (and the notes that accompany the Consolidated Financial Statements). The statistical information and discussion and analysis given below for the years 2015 through 2019 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2015, 2016, 2017, 2018 and 2019 and our results of operations for such years.

10.1        Average statements of financial position and income from interest-earning assets

The tables below set forth selected statistical information based on our average statements of financial position prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily US Dollars) rather than by the domestic or international nature of the balance. For the years 2019, 2018 and 2017, the average balances are computed as the average of period-beginning and period-ending balances on a monthly basis. Any of these month-end balances that were denominated in US Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management believes that the stated averages are representative of our operations, and that it would be too costly to produce daily averages using daily book balances in IFRS, but does not believe that the stated averages present trends in a materially different manner from those that would be presented by daily averages.

Average Statements of Financial Position

Assets, interest earned and average interest rates (1)

	Year ended December 31,
	2017			2018			2019
ASSETS:	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	( in thousands of Soles, except percentages)
Interest-earning assets:
Deposits in BCRP
Soles	450,352	12,299	2.73%	152,306	3,603	2.37%	194,045	4,978	2.57%
Foreign Currency	11,794,540	37,146	0.31	12,587,920	100,296	0.80	15,438,824	248,337	1.61
Total	12,244,892	49,445	0.40	12,740,226	103,899	0.82	15,632,869	253,315	1.62
Deposits in other Banks
Soles	136,359	7,576	5.56	348,152	11,544	3.32	480,586	13,103	2.73
Foreign Currency	12,084,168	31,338	0.26	7,154,138	43,938	0.61	6,189,004	54,295	0.88
Total	12,220,527	38,914	0.32	7,502,290	55,482	0.74	6,669,590	67,398	1.01
Investment securities
Soles	20,331,681	904,881	4.45	20,630,689	830,958	4.03	23,282,679	926,539	3.98
Foreign Currency	11,379,424	394,964	3.47	12,710,524	421,841	3.32	11,645,709	384,903	3.31
Total	31,711,105	1,299,845	4.10	33,341,213	1,252,799	3.76	34,928,388	1,311,442	3.75
Total loans ()
Soles	56,005,287	7,498,053	13.39	61,525,068	7,772,611	12.63	67,091,181	8,222,685	12.26
Foreign Currency	39,379,438	2,048,401	5.20	42,514,346	2,268,486	5.34	43,818,575	2,441,834	5.57
Total	95,384,725	9,546,454	10.01	104,039,414	10,041,097	9.65	110,909,756	10,664,519	9.62
Total dividend-earning assets
Soles	735,850	32,207	4.38	657,736	11,578	1.76	561,253	8,990	1.60
Foreign Currency	418,714	20,699	4.94	161,226	12,812	7.95	101,031	16,269	16.10
Total	1,154,564	52,906	4.58	818,962	24,390	2.98	662,284	25,259	3.81
Total interest-earning assets
Soles	77,659,529	8,455,016	10.89	83,313,951	8,630,294	10.36	91,609,744	9,176,295	10.02
Foreign Currency	75,056,284	2,532,548	3.37	75,128,154	2,847,373	3.79	77,193,143	3,145,638	4.08
Total	152,715,813	10,987,564	7.19	158,442,105	11,477,667	7.24	168,802,887	12,321,933	7.30
Noninterest-earning assets:
Cash and due from banks
Soles	2,335,051			2,583,630			2,798,404
Foreign Currency	2,034,910			2,818,460			2,666,835
Total	4,369,961			5,402,090			5,465,239
Allowance for direct loan losses
Soles	(3,102,394)			(3,744,935)			(3,925,507)
Foreign Currency	(1,226,409)			(1,143,984)			(1,016,238)
Total	(4,328,803)			(4,888,919)			(4,941,745)
Premises and equipment
Soles	997,885			872,780			1,832,146
Foreign Currency	661,952			729,061			836,470
Total	1,659,837			1,601,841			2,668,616
Other non-interest-earning assets, derivatives and other interest income
Soles	3,780,241	35,652		4,314,519	25,471		5,049,093	29,313
Foreign Currency	5,255,753	7,467		6,205,714	19,496		6,183,773	30,418
Total	9,035,994	43,119		10,520,233	44,967		11,232,866	59,731
Total non-interest-earning assets
Soles	4,010,783	35,652		4,025,994	25,471		5,754,136	29,313
Foreign Currency	6,726,206	7,467		8,609,251	19,496		8,670,840	30,418
Total	10,736,989	43,119		12,635,245	44,967		14,424,976	59,731
Total average assets
Soles	81,670,312	8,490,668	10.40	87,339,945	8,655,765	9.91	97,363,880	9,205,608	9.45
Foreign Currency	81,782,490	2,540,015	3.11	83,737,405	2,866,869	3.42	85,863,983	3,176,056	3.70
Total	163,452,802	11,030,683	6.75	171,077,350	11,522,634	6.74	183,227,863	12,381,664	6.76

(1)	The table has been made with monthly average balances and monthly average interest rates.
(2)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

Average Statements of Financial Position

Liabilities, Interest Paid and Average Interest Rates (1)

	Year ended December 31,
	2017			2018			2019
LIABILITIES	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate
	(thousands of Soles, except percentages)
Interest-bearing liabilities:
Savings deposits
Soles (2)	13,341,548	77,061	0.58%	15,732,389	94,017	0.60%	18,086,800	107,467	0.59%
Foreign Currency (2)	13,326,600	45,150	0.34	14,606,975	61,082	0.42	15,263,456	69,312	0.45
Total	26,668,148	122,211	0.46	30,339,364	155,099	0.51	33,350,256	176,779	0.53
Time deposits
Soles (2)	16,987,973	709,245	4.17	18,860,241	697,297	3.70	21,700,375	870,034	4.01
Foreign Currency (2)	19,388,313	311,797	1.61	19,619,139	378,298	1.93	19,317,889	436,061	2.26
Total	36,376,286	1,021,042	2.81	38,479,380	1,075,595	2.80	41,018,264	1,306,095	3.18
Due to banks and correspondents and payables from repurchase agreements
Soles	13,190,091	570,066	4.32	9,307,160	383,127	4.12	9,308,252	382,906	4.11
Foreign Currency	7,262,974	193,370	2.66	8,583,916	239,874	2.79	7,786,339	208,002	2.67
Total	20,453,065	763,436	3.73	17,891,076	623,001	3.48	17,094,591	590,908	3.46
Bonds
Soles	2,985,873	184,383	6.18	3,731,852	213,532	5.72	3,676,399	229,542	6.24
Foreign Currency	12,692,444	650,872	5.13	11,619,518	697,474	6.00	11,849,698	670,630	5.66
Total	15,678,317	835,255	5.33	15,351,370	911,006	5.93	15,526,097	900,172	5.80
Total interest-bearing liabilities
Soles	46,505,485	1,540,755	3.31	47,631,642	1,387,973	2.91	52,771,826	1,915,895	3.63
Foreign Currency	52,670,331	1,201,189	2.28	54,429,548	1,376,728	2.53	54,217,382	1,058,059	1.95
Total	99,175,816	2,741,944	2.76	102,061,190	2,764,701	2.71	106,989,208	2,973,954	2.78
Non-interest-bearing liabilities and equity:
Demand deposits (3)
Soles (2)	10,657,824	76,069	0.71	12,369,427	55,216	0.45	13,784,465	57,963	0.42%
Foreign Currency (2)	18,533,473	41,343	0.22	18,353,988	56,300	0.31	18,608,112	69,701	0.37
Total	29,191,297	117,412	0.40	30,723,415	111,516	0.36	32,392,577	127,664	0.39
Other liabilities, derivatives and other interest expenses
Soles	6,589,644	21,384		7,839,399	12,029		10,523,703	38,589
Foreign Currency	7,250,235	78,456		7,708,343	145,283		7,658,275	150,660
Total	13,839,879	99,840		15,547,742	157,312		18,181,978	189,249
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	20,781,728			22,302,712			25,211,482
Total	20,781,728			22,302,712			25,211,482
Non-controlling interest
Soles
Foreign Currency	464,082			442,291			452,618
Total	464,082			442,291			452,618
Total non-interest-bearing liabilities and equity
Soles	17,247,468	97,453		20,208,826	67,245		24,308,168	96,552
Foreign Currency	47,029,518	119,799		48,807,334	201,583		51,930,487	220,361
Total	64,276,986	217,252		69,016,160	268,828		76,238,655	316,913
Total average liabilities and equity
Soles	63,752,953	1,638,208	2.57	67,840,468	1,455,218	2.15	77,079,994	2,012,447	2.61
Foreign Currency	99,699,849	1,320,988	1.32	103,236,882	1,578,311	1.53	106,147,869	1,278,420	1.20
Total	163,452,802	2,959,196	1.81	171,077,350	3,033,529	1.77	183,227,863	3,290,867	1.80
(1)	The table has been made with monthly average balances and monthly average interest rates.
(2)	Includes the amount paid - for the deposit insurance fund.
(3)	Our policy does not consider the payment of interests for demand deposits; however, in exceptional circumstances the group pays interest on certain demand deposits of corporate clients that exceed certain amounts. These payments are not considered material

10.1.1 Changes in net interest, similar income and expense: volume and rate analysis

The table below sets forth the net effect on annual variation in interest income and interest expense of increases and decreases due to changes in volume and rate. Volume and rate variations have been calculated based on variations in average balances over the period and changes in average rates on interest-earning assets and interest-bearing liabilities from one period to the other. The net changes in “Interest and similar income” and “Interest and similar expense” attributable to both changes in functional currency (Sol) and changes in foreign currency also are presented in the table:

	2018/2017			2019 /2018
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Soles)
Interest and similar income:
Interest-earning deposits in BCRP
Soles	(7,595)	(1,101)	(8,696)	1,029	346	1,375
Foreign Currency	4,410	58,740	63,150	34,286	113,755	148,041
Total	(3,185)	57,639	54,454	35,315	114,101	149,416
Deposits in other banks
Soles	9,395	(5,427)	3,968	4,001	(2,442)	1,559
Foreign Currency	(21,532)	34,132	12,600	(7,197)	17,554	10,357
Total	(12,137)	28,705	16,568	(3,196)	15,112	11,916
Investment securities
Soles	12,676	(86,599)	(73,923)	106,176	(10,595)	95,581
Foreign Currency	45,189	(18,312)	26,877	(35,266)	(1,672)	(36,938)
Total	57,865	(104,911)	(47,046)	70,910	(12,267)	58,643
Total loans (1)
Soles	718,161	(443,603)	274,558	692,681	(242,607)	450,074
Foreign Currency	165,171	54,914	220,085	71,135	102,213	173,348
Total	883,332	(388,689)	494,643	763,816	(140,394)	623,422
Total dividend-earning assets
Soles	(2,397)	(18,232)	(20,629)	(1,622)	(966)	(2,588)
Foreign Currency	(16,595)	8,708	(7,887)	(7,238)	10,695	3,457
Total	(18,992)	(9,524)	(28,516)	(8,860)	9,729	869
Total interest-earning assets
Soles	600,671	(425,393)	175,278	845,154	(299,153)	546,001
Foreign Currency	2,574	312,251	314,825	81,206	217,059	298,265
Total	603,245	(113,142)	490,103	926,360	(82,094)	844,266
Interest and similar expense:
Demand deposits
Soles	9,928	(30,782)	(20,854)	6,133	(3,386)	2,747
Foreign Currency	(475)	15,432	14,957	866	12,536	13,402
Total	9,453	(15,350)	(5,897)	6,999	9,150	16,149
Savings deposits
Soles	14,049	2,908	16,957	14,030	(580)	13,450
Foreign Currency	4,846	11,086	15,932	2,863	5,366	8,229
Total	18,895	13,994	32,889	16,893	4,786	21,679
Time deposits
Soles	73,694	(85,642)	(11,948)	109,437	63,300	172,737
Foreign Currency	4,081	62,420	66,501	(6,304)	64,068	57,764
Total	77,775	(23,222)	54,553	103,133	127,368	230,501
Due to banks and correspondents and issued bonds
Soles	(163,829)	(23,110)	(186,939)	45	(266)	(221)
Foreign Currency	36,041	10,463	46,504	(21,797)	(10,075)	(31,872)
Total	(127,788)	(12,647)	(140,435)	(21,752)	(10,341)	(32,093)
Bonds
Soles	44,375	(15,226)	29,149	(5,776)	347,732	341,956
Foreign Currency	(59,712)	106,314	46,602	10,256	(363,046)	(352,790)
Total	(15,337)	91,088	75,751	4,480	(15,314)	(10,834)
Total interest-bearing liabilities
Soles	35,063	(187,845)	(152,782)	168,200	359,722	527,922
Foreign Currency	42,309	133,231	175,540	(4,753)	(313,916)	(318,669)
Total	77,372	(54,614)	22,758	163,447	45,806	209,253
(1)	Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

10.1.2 Average interest-earning assets, net interest margin and yield spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis:

	Year ended December 31,
	2017	2018	2019
	(in thousands of Soles, except percentages)
Average interest-earning assets (1)
Soles	77,659,529	83,313,951	91,609,744
Foreign Currency	75,056,284	75,128,154	77,193,143
Total	152,715,813	158,442,105	168,802,887
Net interest income from interest-earning assets
Soles	6,914,261	7,242,321	7,260,400
Foreign Currency	1,331,359	1,470,645	2,087,579
Total (2)	8,245,620	8,712,966	9,347,979
Gross yield (3)
Soles	10.89%	10.36%	10.02%
Foreign Currency	3.37%	3.79%	4.08%
Weighted-average rate	7.19%	7.24%	7.30%
Net interest margin (4)
Soles	8.90%	8.69%	7.93%
Foreign Currency	1.77%	1.96%	2.71%
Weighted-average rate	5.40%	5.50%	5.54%
Yield spread (5)
Soles	7.57%	7.44%	6.39%
Foreign Currency	1.09%	1.26%	2.13%
Weighted-average rate	4.43%	4.54%	4.52%
(1)	Monthly average balances
(2)	Net interest income includes the interest earned on total interest-earning assets and interest paid on total interest-bearing liabilities, as shown in section “- 10.1 Average Statements of Financial Position and income from interest-earning assets”.
(3)	Gross yield is interest income divided by average interest-earning assets.
(4)	Net interest margin represents “Net interest income from interest-earning assets” divided by “Average interest-earning assets”, both computed on a monthly basis.
(5)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

10.1.3 Interest-earning deposits with other banks

The following table shows the short-term funds deposited with other banks. These deposits are denominated by currency as of the dates indicated. Deposits held in countries other than Peru are denominated in several currencies; however, the majority of these deposits are denominated in US Dollars. All currencies were converted to Soles using the applicable SBS exchange rate as of the dates indicated.

	Year ended December 31,
	2017	2018	2019
	(in thousands of Soles)
Sol-denominated:
BCRP	453,463	173,725	668,760
Commercial banks	178,505	449,775	311,099
Total Sol-denominated	631,968	623,500	979,859
Foreign Currency-denominated:
BCRP (US Dollars)	14,682,782	13,033,160	17,698,891
Commercial banks (US Dollars)	1,739,755	1,040,489	1,038,176
Commercial banks (other currencies)	147,706	35,560	92,480
Total Foreign Currency-denominated	16,570,243	14,109,209	18,829,547
Total	17,202,211	14,732,709	19,809,406

10.2 Investment portfolio

At December 31, 2019 and 2018, the Group classified its investments in one of the categories defined by IFRS 9 based on the business model for managing the financial assets and the characteristics of the contractual cash flows of the investment. As of December 31, 2017, the Group classified the investments in one of the categories defined by IAS 39 depending on the purpose and intention of the Management for which the financial instruments were acquired and their characteristics.

For information about how we classify and measure of investments refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, f) Financial Instruments: Initial recognition and subsequent measurement.

The following table shows, for 2019 and 2018, the fair value of our investments at fair value through profit or loss, investments at fair value through other comprehensive income and the amortized cost of our investments at amortized cost under IFRS 9 and, for 2017, the fair value of our investments at fair value through profit or loss, available-for-sale and held to maturity investments under IAS 39, in each case, without accrued interest and broken down by type of security at the dates indicated.

	Year ended December 31,
	2017	2018	2019
	(in thousands of Soles)
Sol-denominated:
Certificates of deposit BCRP	10,026,037	9,829,584	8,665,272
Government treasury bonds	6,700,376	7,137,786	8,893,831
Bonds	2,273,728	2,627,894	3,453,610
Equity securities	678,698	636,774	561,253
Restricted mutual funds	416,696	407,350	460,086
Other investments	415,986	319,975	649,303
Total Sol-denominated	20,511,521	20,959,363	22,683,355
Foreign Currency-denominated:
Bonds	7,004,065	6,576,285	6,073,850
Government treasury bonds	3,062,223	3,102,946	2,379,653
Participation in RAL Funds	527,405	445,039	300,398
Equity securities	208,689	113,764	101,031
Other investments	1,234,198	1,360,207	1,656,249
Total foreign currency- denominated	12,036,580	11,598,241	10,511,181
Total securities holdings (1):	32,548,101	32,557,604	33,194,536
(1)	Excludes accrued interest, which amounts to S/313.9 million, S/307.0 million and S/336.3 million as of December 31, 2017, 2018 and 2019, respectively. Also excludes provision for credit losses on investment at amortized cost.

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 4.5% in 2017, 4.0% in 2018 and 3.8% in 2019. The weighted-average yield on our foreign currency-denominated portfolio was 3.5% in 2017, 3.3% in 2018 and 3.6% in 2019. The total weighted-average yield of our investment securities was 4.1% in 2017; and 3.8% in both 2018 and 2019.

The weighted-average yield on our Sol-denominated dividend-earning assets was 4.4% in 2017, 1.8% in 2018 and 1.6% in 2019. The weighted-average yield on our foreign currency-denominated portfolio was 4.9% in 2017, 7.9% in 2018 and 16.1% in 2019. The total weighted-average yield of our dividend-earning assets was 4.6% in 2017, 3.0% in 2018 and 3.8% in 2019.

As of December 31, 2019, the investments at fair value through other comprehensive income and investments at amortized cost pledged as collateral amounted to S/3,158.0 million. The following table shows the maturities, as of December 31, 2019, of our investments at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost designated by type of security:

	Without maturity	Within 1 year	After 1 year but within 3 years	Maturing after 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 years	Total
	(in thousands of Soles)
Sol-denominated:
Certificates of deposit BCRP	-	8,022,821	642,451	-	-	-	8,665,272
Government treasury bonds	-	874,148	-	2,185,338	3,461,675	2,372,670	8,893,831
Bonds	-	190,305	450,383	226,403	1,043,967	1,542,552	3,453,610
Equity securities	561,253	-	-	-	-	-	561,253
Restricted mutual funds	460,086	-	-	-	-	-	460,086
Other investments	199,202	39,108	8,408	30,412	93,661	278,512	649,303
Total Sol-denominated	1,220,541	9,126,382	1,101,242	2,442,153	4,599,303	4,193,734	22,683,355
Foreign Currency-denominated:
Bonds	-	438,133	934,524	1,075,764	1,627,213	1,998,216	6,073,850
Government treasury bonds	-	694,677	368,029	70,974	718,719	527,254	2,379,653
Participation in RAL Funds	300,398	-	-	-	-	-	300,398
Equity securities	101,031	-	-	-	-	-	101,031
Other investments	504,706	280,821	265,913	352,558	104,686	147,565	1,656,249
Total Foreign Currency-denominated	906,135	1,413,631	1,568,466	1,499,296	2,450,618	2,673,035	10,511,181
Total securities holdings:	2,126,676	10,540,013	2,669,708	3,941,449	7,049,921	6,866,769	33,194,536
Weighted-average yield (1)							3.75%
(1)	Yields on non-taxable investment securities have not been calculated on a tax-equivalent basis because the effect of such calculation would not be material.

The maturities of our investment securities classified as fair value through other comprehensive income, as of December 31, 2019, are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

As of December 31, 2019 and 2018, the Group held 87,530 and 99,587 certificates of deposit of the Central Reserve Bank of Peru, respectively, which are instruments issued at a discount through public auction, traded on the Peruvian secondary market and payable in soles.

Pursuant to the criteria described below, our management has determined that the unrealized losses of our investments at fair value through other comprehensive income, as of December 31, 2019 and 2018, amounted to S/21.7 million and S/251.2 million, respectively. Unrealized losses of investments available for sale as of December 31, 2017, which amounted to S/36.7 million, were temporary, and we intend to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

From January 1, 2018, for debt instruments measured at amortized cost or fair value through other comprehensive income, the management establishes a three-stage expected credit loss model, based on whether there has been a significant increase in the credit risk of the financial asset since its initial recognition. These three stages determine the amount of expected credit loss (ECL) to be recognized at each reporting date.

The ECL is an estimate that considers multiple forward-looking macro-economic scenarios that result in more timely recognition of credit losses.

Prior and up to December 31, 2017, for equity investments, management considered the following criteria to determine whether a loss was temporary:

▪	the length of time and the extent to which fair value has been below cost;
▪	the severity of the impairment;
▪	the cause of the impairment and the financial condition and near-term prospects of the issuer; and
▪	activity in the market of the issuer which may indicate adverse credit conditions.

Prior and up to December 31, 2017, for debt investments, management considered the following criteria to determine whether a loss is temporary:

Management assessed the probability that the company would receive all amounts due (principal and interest) under the contract of the security. It considered a number of factors in identifying a credit-impaired security, including: (i) the nature of the security and the underlying collateral, (ii) the amount of subordination or credit enhancement supporting the security, (iii) the published credit rating, and (iv) other analyses of the probable cash flows from the security. If recovery of all amounts due was not likely, management could determine that credit impairment exists and record unrealized losses on our consolidated income statement. The unrealized loss recorded in income represents the security’s decline in fair value, which includes the decline due to forecasted cash flow shortfalls as well as widening market spread. For a security with an unrealized loss not identified as credit impairment, management determines whether it is desirable to hold the security for a period of time to allow for a potential recovery in the security’s amortized cost. Management estimates a security’s forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums).

Management considers a number of factors to determine whether to hold an investment, including (i) a quantitative estimate of the expected recovery period (which may extend to maturity), (ii) the severity of the impairment and (iii) its strategy with respect to the security or portfolio. If management had determined it is not desirable to hold the security for a sufficient period of time to allow for a potential recovery in the security’s amortized cost, we recorded the unrealized loss in our consolidated income statement.

10.3 Loan portfolio

10.3.1 Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2015	2016	2017	2018	2019
	(in thousands of Soles)
Loans (1)	73,989,049	78,829,537	84,592,203	94,745,078	99,960,555
Leasing receivables	9,574,964	8,302,898	7,401,018	6,322,477	5,978,421
Discounted notes	1,794,928	1,921,403	1,999,099	2,313,478	2,200,142
Factoring receivables	1,261,516	1,428,571	1,722,436	1,923,456	2,015,513
Advances and overdrafts in current account	75,220	151,613	113,630	255,027	162,149
Refinanced and restructured loans	769,309	844,956	915,614	1,281,487	1,186,292
Total performing loans	87,464,986	91,478,978	96,744,000	106,841,003	111,503,072
Internal overdue loans	2,311,242	2,620,411	3,020,914	3,119,621	3,304,886
Unearned interest	(192,381)	(114,879)	(66,823)	(66,402)	(68,689)
Accrued interest	744,652	784,391	779,684	865,168	870,410
Total loans (2)	90,328,499	94,768,901	100,477,775	110,759,390	115,609,679

(1)	The credit card loans balance amounts to S/6,954 million, S/7,037 million, S/6,880 million, S/7,847 million and S/8,479.4 million for the years 2015, 2016, 2017, 2018 and 2019, respectively.
(2)	“Total loans” refers to “loans, net of unearned income” as disclosed in our Consolidated Financial Statement, which refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the Consolidated Financial Statements. In addition to loans outstanding, we had off-balance-sheet items that amounted to S/19,004.7 million, S/19,832.0 million, S/19,369.6 million, S/20,774.3 million and S/21,081.0 million, as of December 31, 2015, 2016, 2017, 2018 and 2019 respectively. See Note 21 to the Consolidated Financial Statements.

The loan portfolio categories set forth in the table above are based on internal classifications, which apply to loans generated by BCP Stand-alone, SEAH, Mibanco, BCP Bolivia, Bancompartir, Encumbra and ASB. We categorize loans as follows:

•	Loans: Basic term loans documented by promissory notes and other extensions of credit, such as mortgage loans, credit cards and other consumer loans in various forms, including trade finance loans to importers and exporters on specialized terms adapted to the needs of the international trade transaction.
•	Leasing receivables: Transactions that involve our acquisition of an asset and the financial leasing of that asset to a client.
•	Discounted notes: Loans discounted at the outset (the client signs a promissory note or other evidence of indebtedness for the principal amount payable at a future date). Discounted loans also include discounting of drafts, where we make a loan supported by a draft signed by one party and discounted by another party, with recourse to both parties.
•	Factoring receivables: The sale of title of a company’s account receivables to a bank (or financial company). The receivables are sold without recourse, and the bank cannot recover from the seller in the event that the accounts are uncollectible. For factoring loans, the seller receives funds from the bank prior to the average maturity date based on the invoice amount of the receivable, less cash discounts and allowances for estimated claims and returns, among other items.
•	Advances and overdrafts in current account: Extensions of credit to clients by way of an overdraft facility in the client’s checking account. This category also includes secured short-term advances.
•	Refinanced loans: Loans that were refinanced because the client was unable to pay at maturity. A loan is categorized as a refinanced loan when the debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.
•	Internal overdue loans: Includes overdue loans. See “Item 4. Information on the Company – 4.B Business Overview – (10) Selected statistical information – 10.3 Loan Portfolio – 10.3.9 Internal overdue Loan Portfolio” for further detail.

10.3.2 Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2015		2016		2017		2018		2019
	(in thousands of Soles, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Mortgage Loans	13,258,992	14.68	14,495,454	15.30	15,452,087	15.38	17,770,692	16.04	19,675,821	17.02
Commerce	8,592,281	9.51	15,522,180	16.38	16,418,351	16.34	17,767,360	16.04	19,817,723	17.14
Manufacturing	14,180,845	15.70	14,321,394	15.11	15,536,369	15.46	17,970,359	16.22	15,966,936	13.81
Consumer Loans	13,878,711	15.36	11,831,353	12.48	11,930,879	11.87	13,326,489	12.15	15,281,239	13.22
Small Business	7,378,361	8.17	4,625,421	4.88	4,973,681	4.95	5,104,772	4.61	8,085,943	6.99
Realty Business and Leasing Services	6,554,783	7.26	7,084,598	7.48	6,025,150	6.00	7,232,299	6.53	7,365,640	6.37
Communication, Storage and Transportation	3,978,516	4.40	4,933,580	5.21	5,275,257	5.25	5,777,353	5.22	4,570,489	3.95
Mining	2,736,641	3.03	2,378,855	2.51	3,124,405	3.11	2,749,712	2.48	3,303,428	2.86
Agriculture	2,195,990	2.43	2,297,446	2.42	2,584,970	2.57	2,899,655	2.62	3,120,364	2.70
Electricity, Gas and Water	4,434,448	4.91	4,672,459	4.93	4,281,746	4.26	4,431,300	4.00	3,107,288	2.69
Financial Services	1,718,962	1.90	2,216,396	2.34	2,302,449	2.29	2,510,066	2.27	2,924,691	2.53
Construction	1,996,678	2.21	2,056,598	2.17	2,112,349	2.10	2,216,524	2.00	2,095,425	1.81
Education, Health and Other Services	5,795,456	6.42	1,361,442	1.44	1,254,541	1.25	1,465,049	1.32	1,413,121	1.22
Fishing	420,734	0.47	411,860	0.43	414,042	0.41	470,021	0.42	428,387	0.37
Others (1)	2,654,830	2.94	5,890,353	6.21	8,078,638	8.05	8,268,973	7.36	7,651,463	6.63
Sub total	89,776,228	99.39	94,099,389	99.29	99,764,914	99.29	109,960,624	99.28	114,807,958	99.31
Unearned interest	(192,381)	(0.21)	(114,879)	(0.12)	(66,823)	(0.07)	(66,402)	(0.06)	(68,689)	(0.06)
Earned interest	744,652	0.82	784,391	0.83	779,684	0.78	865,168	0.78	870,410	0.75
Total	90,328,499	100.00	94,768,901	100.00	100,477,775	100.00	110,759,390	100.00	115,609,679	100.00

(1) Includes community services, hotels and restaurants, and other sectors.

As of December 31, 2019, 90.52% and 6.59% of the loan portfolio was concentrated in Peru and Bolivia, respectively. As of December 31, 2018, 91.12% and 6.55% of the loan portfolio was concentrated in Peru and Bolivia, respectively, which represent, separately, more than 1% of total assets of the Group.

10.3.3 Concentrations of loan portfolio and lending limits

As of December 31, 2019, loans and other off-balance-sheet exposure to our 20 largest customers (considered as economic groups) equaled S/16,233.1 million and represented 14.04% of our total loan portfolio. See “Item 4 Information on the company – 4.B Business Overview – (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.8 Lending Activities” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/326.5 million to S/1,490.1 million, including 11 customers with over S/680.7 million. Total loans and other off-balance-sheet exposure outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2019: Class A (normal)—97.73%; Class B (potential problems)—0.19%; Class C (substandard)—2.08%; Class D (doubtful)—0.00% percent; and Class E (loss)—0.00%. See “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio”.

BCP Stand-alone’s loans to a single borrower are subject to lending limits imposed by Law No. 26702. See “Item 4 Information on the Company – 4.B Business overview (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.8 Lending Activities”. The lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of BCP Stand-alone’s loans and deposits in either another Peruvian universal bank or Peruvian financial institution, plus any guarantees of third-party performance received by BCP Stand-alone from such institution, may not exceed 30% of BCP Stand-alone’s regulatory capital (as defined by the SBS). The sum of BCP Stand-alone’s loans and deposits in non-Peruvian financial institutions, plus any guarantees of third-party performance received by BCP Stand-alone from such institutions, are limited to 5%, 10% or 30% of BCP Stand-alone’s regulatory capital, depending upon the level of government supervision of the institution and whether the institution is recognized by the Peruvian Central Bank as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increase to 50% of BCP Stand-alone’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

BCP Stand-alone’s loans to directors and employees and their relatives have a global limit of 7% of regulatory capital and an individual limit of 5% of such global limit.

Loans to non-Peruvian individuals or companies that are not financial institutions have a limit of 5% of BCP Stand-alone’s regulatory capital. However, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP Stand-alone. Lending on an unsecured basis to individuals or companies residing in Peru that are not financial institutions is limited to 10% of BCP Stand-alone’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral, and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks or a foreign bank determined by the Peruvian Central Bank to be of prime credit quality, or by other highly liquid securities at market value. The single borrower lending limit for loans backed by a cash deposit at BCP Stand-alone or by debt obligations of the Peruvian Central Bank is 30% of BCP Stand-alone’s regulatory capital.

Taking into account the regulatory capital of BCP Stand-alone, which amounted to S/19,408.0 million on December 31, 2019, BCP Stand-alone’s legal lending limits varied from S/970.4 million to S/9,704.0 million. The Group’s consolidated lending limits, based on our regulatory capital on a consolidated basis of S/25,732.0 million on December 31, 2019, ranged from S/1,286.6 million to S/12,866.0 million. As of December 31, 2019, BCP Stand-alone was in compliance with the lending limits of Law No. 26702.

As of December 31, 2019, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our board of directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

10.3.4 Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2015		2016		2017		2018		2019
	(in thousands of Soles, except percentages)
Total loan portfolio:
Sol-denominated	54,103,965	59.90%	56,007,585	59.10%	59,552,110	59.27%	65,479,712	59.12%	70,838,841	61.27%
Foreign Currency-denominated	36,224,534	40.10%	38,761,316	40.90%	40,925,665	40.73%	45,279,678	40.88%	44,770,838	38.73%
Total loans (1)	90,328,499	100.00%	94,768,901	100.00%	100,477,775	100.00%	110,759,390	100.00%	115,609,679	100.00%

(1)       Includes unearned interest and accrued interest.

10.3.5 Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2019, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2019	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(in thousands of Soles, except percentages)
Loans	99,960,555	21,690,928	23,743,272	22,818,628	8,424,335	23,283,392
Leasing receivables	5,978,421	512,388	2,836,083	1,424,265	875,345	330,340
Discounted notes	2,200,142	1,835,668	305,058	2,616	-	56,800
Factoring receivables	2,015,513	1,648,001	367,512	-	-	-
Refinanced and restructured loans	1,186,292	77,795	128,082	340,932	315,834	323,649
Advances and overdrafts in current account	162,149	162,149	-	-	-	-
Total	111,503,072	25,926,929	27,380,007	24,586,441	9,615,514	23,994,181
Internal overdue loans	3,304,886
Unearned interest	(68,689)
Accrued interest	870,410
Total Loans	115,609,679
% of total performing loan portfolio	100.00%	23.25%	24.56%	22.05%	8.62%	21.52%

10.3.6 Loan portfolio by interest rate type

The following table sets forth the breakdown of our loan portfolio as of December 31, 2019 by interest rate type, currency, and remaining maturity:

	Amount at December 31, 2019	Maturing After 1 year
	(in thousands of Soles)
Variable Rate
Sol-denominated	127,235	100,586
Foreign Currency-denominated	4,665,816	2,889,702
Total	4,793,051	2,990,288

Fixed Rate
Sol-denominated	71,087,285	38,156,114
Foreign Currency-denominated	38,927,622	17,049,734
Total	110,014,907	55,205,848

Sub total	114,807,958	58,196,136
Unearned interest	(68,689)
Accrued interest	870,410
Total loans	115,609,679

10.3.7 Classification of the loan portfolio

We classify Credicorp’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are:

•	Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.
•	Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/300,000 in total loans received from the financial system (excluding mortgage loans).
•	Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.
•	Residential mortgage loans are all loans to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount to reserve should the borrower fail to make payments as they become due.

The following table sets forth our loan portfolio by class at the dates indicated:

	At December 31,
	2015	2016	2017	2018	2019
	(in thousands of Soles)
Commercial loans	53,852,207	54,133,871	58,455,548	63,609,988	63,097,073
Residential mortgage loans	13,258,992	14,495,454	15,452,087	17,770,692	19,675,821
Micro-business loans	8,786,318	12,951,628	13,927,557	15,253,455	16,753,825
Consumer loans	13,878,711	12,518,436	11,929,722	13,326,489	15,281,239
Total	89,776,228	94,099,389	99,764,914	109,960,624	114,807,958
Accrued interest	744,562	784,391	779,684	865,168	870,410
Unearned interest	(192,381)	(114,879)	(66,823)	(66,402)	(68,689)
Total loans	90,328,409	94,768,901	100,477,775	110,759,390	115,609,679

We employ a range of policies and practices to mitigate credit risk. Our usual practice is to take security for fund advances. We implement guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The principal collateral types for loans and advances are mortgages over residential properties, liens over business assets (such as premises, inventory and accounts receivable), and liens over financial instruments (such as debt securities and equities).

Long term financing and lending to corporate entities are generally secured, while revolving individual credit facilities are generally unsecured. In order to minimize credit loss, we seek additional collateral as soon as impairment indicators become apparent.

We determine the appropriate collateral to hold as security for financial assets (other than loans) according to the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, except for asset-backed securities and other similar instruments, which are secured by portfolios of financial instruments.

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

We review our loan portfolio on a continuing basis and we classify our loans based upon risk by assessing the following factors: (i) the payment history of the particular loans, (ii) the history of our dealings with the borrower, (iii) the borrower’s management, (iv) the borrower’s operating history, (v) the borrower’s repayment capability, (vi) the borrower’s availability of funds, (vii) the status of collaterals or guarantees, (viii) the borrower’s financial statements, (ix) the general risk of the sector in which the borrower operates, (x) the borrower’s risk classification made by other financial institutions and (xi) other relevant factors.

According to IFRS7, we classify our portfolio, according to its credit risk quality, in one of the three following levels:

•	Loans neither past due nor impaired: this level comprises those direct loans which are zero days past due and which not in default.
•	Past due but unimpaired loans: this level comprises those direct loans which are past due when debtors have failed to make a payment on the due date contractually agreed, but are not in default.
•	Impaired loans: this level comprises all the direct loans in default.

We continually review our loan portfolio to assess the completeness and accuracy of our loan classifications.

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

The following tables show our direct loan portfolio at the dates indicated:

	At December 31,2019
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	99,220,798	6,923,249	-	106,144,047	92.4
Past due but not impaired	1,745,518	1,099,098	-	2,844,616	2.5
Impaired debt	-	-	5,819,295	5,819,295	5.1
Total (1)	100,966,316	8,022,347	5,819,295	114,807,958	100

	At December 31,2018
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	92,879,450	8,724,747	-	101,604,197	92.4
Past due but not impaired	2,027,374	1,091,598	-	3,118,972	2.8
Impaired debt	-	-	5,237,455	5,237,455	4.8
Total (1)	94,906,824	9,816,345	5,237,455	109,960,624	100

	At December 31,
	2015		2016		2017
Level of Risk	(in thousands of Soles, except percentages)
Classification	Amount	% Total	Amount	% Total	Amount	% Total
Neither past due nor impaired	83,862,801	93.4	88,152,199	93.7	93,268,440	93.5
Past due but not impaired	2,268,231	2.5	1,735,784	1.8	1,920,828	1.9
Impaired debt	3,645,196	4.1	4,211,406	4.5	4,575,646	4.6
Total (1)	89,776,228	100	94,099,389	100	99,764,914	100

(1)	Without unearned interest and accrued interest

10.3.8 Classification of the loan portfolio based on the borrower’s payment performance

We classify a loan as internal overdue mainly based on three aspects: (i) number of days as internal past-due, based on the due date contractually agreed; (ii) the banking subsidiary; and (iii) the type of loan. In that sense:

•	BCP Stand-alone, SEAH and Mibanco consider loans as internal overdue: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans and (iii) after 30 days for overdrafts. In the case of consumer, mortgage and leasing loans, the past-due installments are considered overdue after 30 to 90 days; after 90 days, the outstanding balance of the loan is considered internal overdue.
•	ASB considers all overdue loans past-due, except for consumer loans, which are considered internal overdue when the scheduled principal and/or interest payments are overdue for more than 30 days.
•	BCP Bolivia, Encumbra and Bancompartir consider loans as internal overdue after 30 days.

Furthermore, with regards to refinanced loans, Credicorp’s policy categorizes a loan as “refinanced” when a debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

Finally, non-performing loans are composed of internal overdue, refinanced and restructured loans. For further detail, see Note 34.1(c) to the Consolidated Financial Statements.

Over the past five years, we have recognized interest income on these loans of S/157.9 million in 2015, S/125.6 million in 2016, S/162.4 million in 2017, S/657.9 million in 2018 and S/548.3 million in 2019.

The following table sets forth the repayment status of our loan portfolio as of the dates indicated:

	At December 31,
	2015	2016	2017	2018	2019
	(in thousands of Soles, except percentages)
Current	87,464,986	91,478,978	96,744,000	106,841,003	111,503,072
Internal overdue loans:
Overdue up to 90 days	588,385	539,947	639,329	635,893	692,161
Overdue 90 days or more	1,722,857	2,080,464	2,381,585	2,483,728	2,612,725
Subtotal internal overdue	2,311,242	2,620,411	3,020,914	3,119,621	3,304,886
Total	89,776,228	94,099,389	99,764,914	109,960,624	114,807,958
Accrued interest	744,652	784,391	779,684	865,168	870,410
Unearned interest	(192,381)	(114,879)	(66,823)	(66,402)	(68,689)
Total loans	90,328,409	94,768,901	100,477,775	110,759,390	115,609,679
Internal overdue loans amounts as % of total loans	2.56%	2.77%	3.01%	2.82%	2.86%

With respect to consumer, mortgage and leasing loans, BCP Stand-alone recognizes payments as overdue installments if the loan is less than 90 days overdue. The entire amount of the loans is considered as internal overdue after 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 34.1 to the Consolidated Financial Statements.

10.3.9 Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated:

	At December 31,
	2015	2016	2017	2018	2019
	(in thousands of Soles)
Internal overdue loan amounts:
Loans	1,942,958	2,231,198	2,563,755	2,671,664	2,820,909
Discounted notes	16,965	12,330	13,075	20,628	46,544
Advances and overdrafts in demand deposits	32,212	21,492	26,114	38,964	36,068
Leasing transactions	80,219	71,445	60,458	65,562	66,905
Refinanced and restructured loans	238,888	283,946	357,512	322,803	334,460
Total internal overdue loans	2,311,242	2,620,411	3,020,914	3,119,621	3,304,886
Less: Allowance for loan losses (1)	(4,032,21)	(4,416,692	(4,943,008)	(5,314,531)	(5,507,75)
Total internal overdue loans portfolio net of allowance	(1,720,97)	(1,796,28)	(1,922,094)	(2,194,910)	(2,202,87)

(1)    Includes allowance for direct and indirect credits (see “Item 4. Information on the company – 4.B Business Overview – (10) Selected Statistical Information – 10.3 Loan portfolio – 10.3.11 Allowance for loan losses”).

10.3.10 Total Non-performing loans

Non-performing loans include internal overdue loans (S/3,304.9 million as of December 31, 2019), as well as current refinanced and restructured loans (S/1,186.3 million as of December 31, 2019). Therefore, non-performing loans amounted to S/4,491.2 million. As of December 31, 2019, our delinquency ratio (internal overdue-loan ratio) was 2.86% and our non-performing loan ratio (including internal overdue and refinanced and restructured loans) was 3.88%. As of December 31, 2018, our delinquency ratio was 2.82% and our non-performing loan ratio was 3.97%. See “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – (3) Financial Position – 3.1 Total Assets – (ii) Portfolio quality”.

10.3.11 Allowance for loan losses

The following tables show the changes in our allowance for loan losses and movements at the dates indicated. The first table corresponds to years 2019 and 2018 under IFRS 9 methodology, and the second table contains historical data under IAS 39:

	Year ended December 31, 2018	Year ended December 31, 2019
	(in thousands of Soles)
Allowance for loan losses at the beginning of the year	4,943,008	5,314,531
Effect of adopting IFRS9	320,952	-
Allowance for loan losses at the beginning of the year (restated)	5,263,960	5,314,531
Credit loss of the period:
New loans and liquidation, net	307,452	331,672
Changes in PD, LGDs, EADs	1,507,446	1,768,419
Write-offs	(1,582,196)	(1,822,919)
Sale of loan portfolio	(158,551)	(111,312)
Exchange difference and others (1)	(23,580)	(90,735)
Acquisition of business	-	118,103
Total allowance for loan losses at the end of the year	5,314,531	5,507,759

	Year ended December 31,
	2015	2016	2017
	(in thousands of Soles)
Allowance for loan losses at the beginning of the year	3,102,096	4,032,219	4,416,692
Provision for loan losses	2,052,177	2,063,209	2,057,478
Write-off	(1,471,322)	(1,612,138)	(1,426,201)
Exchange difference and other (1)	349,268	(66,598)	(104,961)
Total allowance for loan losses at the end of the year	4,032,219	4,416,692	4,943,008

(1)	Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/US Dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.7 Classification of the Loan Portfolio” and “Item 4. Information on the Company – 4.B Business Overview - (10) Selected Statistical Information – 10.3 Loan Portfolio – 10.3.8 Classification of the loan portfolio based on the borrower’s payment performance”. The balance of the allowance for loan losses for the years 2017, 2018 and 2019 are included in Note 7(c) to the Consolidated Financial Statements.

As of December 31, 2019, the allowance for loan losses was S/5,507.8 million which meant an increase of 3.6% compared to S/5,314.5 million in 2018. The allowance for loan losses, as of December 31, 2019, included S/5,124.0 million for direct loans losses and S/383.8 million for indirect loan losses or off-balance-sheet exposure losses as compared to S/4,952.4million and S/362.1 million, respectively, in 2018. The allowance for indirect loans is included in the “Other liabilities” caption of our consolidated statement of financial position. See Notes 7(c) and 13(a) to the Consolidated Financial Statements. The charge-off process is performed with prior approval of our board of directors and the SBS.  Potential charge-offs are considered by the board of directors on a case-by-case basis.

Provision for credit losses increased to S/2,100.1 million in 2019 from S/1,814.9 million in 2018. This change primarily reflects (i) the growth in digital consumer loans, which are loans focused in riskier segments; and (ii) the increase due to the deterioration level of loans to finance fixed assets and revolving credit for SME-Pyme clients. Credit Card loans have an increased probability of default due in part to the increase in indebtness per person in the Peruvian financial system.

10.3.12 Allocation of allowance for loan losses

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, micro-business, consumer, and residential mortgage loans at the dates indicated (see also Note 7(c) to the Consolidated Financial Statements):

	At December 31,
	2015	2016	2017	2018	2019
	(in thousands of Soles)
Commercial loans	1,197,713	1,235,970	1,680,126	1,819,129	1,870,047
Micro-business	1,372,099	1,353,168	1,476,578	1,585,404	1,636,487
Consumer loans	1,288,528	1,634,169	1,558,017	1,385,829	1,464,745
Residential mortgage loans	173,879	193,385	228,287	524,169	536,480
Total allowance	4,032,219	4,416,692	4,943,008	5,314,531	5,507,759

The variation in the allowance for direct loans by type of credit is explained below:

•	Commercial loans: Increased 2.8% in 2019 compared to 2018, mainly due to the increase in credit risk of corporate clients. The effect is compensated by the decrease of credit allowance of the construction sector, approximately S/125 million, due to a reduction in exposure.
•	Micro-business loans: Increase of 3.2% in 2019 compared to 2018, due to the acquisition of Bancompartir.
•	Consumer loans: Increase of 5.7% in 2019 compared to 2018, mainly due to BCP's strategy of penetrating new market segments, which have higher credit risk.
•	Residential mortgage loans: Increased of 2.3% in 2019 compared to 2018, due to a minor increase in impaired customers.

10.4 Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2017	2018	2019
	(in thousands of Soles)
Demand deposits:
Sol-denominated	11,249,872	13,762,008	14,882,670
Foreign currency-denominated	18,520,404	18,753,155	19,330,518
Total	29,770,276	32,515,163	34,213,188
Savings deposits:
Sol-denominated	14,619,905	17,343,268	19,599,971
Foreign currency-denominated	14,013,194	15,250,711	15,579,799
Total	28,633,099	32,593,979	35,179,770
Time deposits:
Sol-denominated	12,444,449	14,813,343	15,960,194
Foreign currency-denominated	17,739,865	15,613,401	16,893,382
Total	30,184,314	30,426,744	32,853,576
Severance Indemnity Deposits
Sol-denominated	4,721,479	5,172,119	5,707,854
Foreign currency-denominated	2,449,455	2,399,256	2,189,345
Total	7,170,934	7,571,375	7,897,199
Bank’s negotiable certificates
Sol-denominated	120,501	297,358	401,178
Foreign currency-denominated	838,550	579,505	779,283
Total	959,051	876,863	1,180,461
Total deposits:
Sol-denominated	43,156,206	51,388,096	56,551,867
Foreign currency-denominated	53,561,468	52,596,028	54,772,327
Total deposits and obligations without interest payable	96,717,674	103,984,124	111,324,194

Our deposits increased 7.1% in 2019 compared to 2018, which is attributable to an increase in the level of savings deposits and time deposits denominated in soles, mainly at BCP Stand-alone. The increase in savings deposits reflects the results of campaigns to capture savings, mainly through digital channels, which have been well accepted and utilized by clients at BCP Stand-alone as is explained in section “5.A Operating Results – 2.2 Financial Performance – (4) Lines of Business – (4.1) Universal Banking – (4.1.3) Funding Structure”. In addition, Mibanco had an increase their retail deposits as is explained in Section “5.A Operating Results – 2.2 Financial Performance – (4) Lines of Business – (4.2) Microfinance – (4.2.3) Funding Structure”.

The following table presents the non-interest-bearing demand deposits and the interest-bearing demand deposits at the dates indicated:

	At December 31,
	2017	2018	2019
	(in thousands of Soles)
Sol-denominated:
Non-interest-bearing demand deposits	11,205,129	13,711,144	14,861,045
Interest-bearing demand deposits	44,743	50,864	21,625
Total	11,249,872	13,762,008	14,882,670
Foreign currency-denominated:
Non-interest-bearing demand deposits	18,177,780	18,538,462	18,969,121
Interest-bearing demand deposits	342,624	214,693	361,397
Total	18,520,404	18,753,155	19,330,518

The following table sets forth information regarding the maturity of our certificates of deposit and time deposits in denominations of S/331,400 (US$100,000) or more on December 31, 2019:

At December 31, 2019
(in thousands of Soles)
Certificates of deposit:
Maturing within 30 days	3,778
Maturing after 30 but within 60 days	2,360
Maturing after 60 but within 90 days	-
Maturing after 90 but within 180 days	351
Maturing after 180 but within 360 days	-
Maturing after 360 days	-
Total certificates of deposits	6,489

Time deposits:
Maturing within 30 days	8,718,558
Maturing after 30 but within 60 days	1,768,271
Maturing after 60 but within 90 days	845,555
Maturing after 90 but within 180 days	1,152,586
Maturing after 180 but within 360 days	2,397,133
Maturing after 360 days	159,798
Total time deposits	15,041,901
Total	15,048,390

10.5 Return on equity and assets

	Year ended December 31,
	2017	2018	2019
Return on average assets (1)	2.50%	2.29%	2.34%
Return on average equity (2)	19.76%	17.47%	17.03%
Dividend payout ratio (3)	27.52%	39.90%	55.91%
Equity to assets ratio (4)	13.00%	13.30%	13.76%
Shareholders’ equity to assets ratio (5)	12.71%	13.04%	14.01%

(1)	Net profit attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net profit attributable to our equity holders as a percentage of average equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net profit attributable to our equity holders per share.
(4)	Average equity attributable to our equity divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

10.6 Short-term borrowing

Our short-term borrowing, other than deposits, equaled, S/4,503.8 million, S/5,382.1 million and S/5,772.7 million, as of December 31, 2017, 2018 and 2019, respectively. Our average balances of borrowed amounts increased in 2019 due to an increase in foreign trade operations and promotional credit lines. As of December 31, 2017, 2018 and 2019, the short-term borrowing also included repurchase transactions by the BCRP and interbank debts, which are presented separately in this Annual Report. The following table sets forth certain information regarding our short-term borrowing at the dates and for the periods indicated.

	At December 31,
	2017	2018	2019
	(in thousands of Soles, except percentages)
Year-end balance	4,503,771	5,382,124	5,772,653
Average balance	5,650,461	4,147,240	5,020,969
Maximum month-end balance	7,810,071	6,337,113	6,890,362
Weighted-average nominal year-end interest rate	2.94%	3.16%	2.58%
Weighted-average nominal interest rate	2.89%	2.88%	3.25%

4. C      Organizational structure

(1)        Credicorp

The following tables show our organizational structure and the organization of our main subsidiaries as of December 31, 2019, indicating in each case its country of incorporation:

(1)	Grupo Credito holds 33.59%.
(2)	Credicorp Capital Holding Peru S.A. holds 85.04% of Credicorp Capital Peru S.A.A., and Credicorp Capital Ltd holds an additional 12.795% of Credicorp Capital Peru S.A.A.
(3)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity. Inversiones Credicorp Bolivia S.A. holds 51.95%.
(4)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity. Inversiones Credicorp Bolivia S.A. holds 51.87%.

(2)         BCP

(1)         Grupo Credito holds 4.99%.

(2)         Grupo Credito holds 49.56%.

BCP’s principal subsidiaries as of December 31, 2019 are as follows:

•	Mibanco, Banco de la Microempresa S.A., is a limited liability company that was chartered in Peru in March 1998. As of the end of December 2018, BCP Stand-alone owns 94.931% of this entity’s shares, and Grupo Credito owns 4.99%.

•	Solucion Empresa Administradora Hipotecaria S.A. is a company that specializes in offering mortgage loans. It was initially chartered as a financial company in Peru in 1979. After several modifications to the company’s structure, it became a mortgage loan company in 2010. BCP owns 100 percent of its shares. On September 1, 2017, Solucion Empresa Administradora Hipotecaria S.A. absorbed Edyficar Peru, of which BCP had held 99.95 percent, before the merger.

•	BCP Emisiones Latam 1 S.A. is a special purpose company domiciled in Santiago, Chile. It was chartered in January 2009 and its sole purpose is to invest in all types of real estate securities and debt securities, which are financed through bond issuances in Chile. At the end of November 2015, this company absorbed Inversiones BCP SA.

4. D      Property, plants and equipment

As of December 31, 2019, we owned 355 properties (339 in Peru, 9 in Bolivia, 4 in Colombia and 3 in Chile) and rented 814 properties (607 in Peru, 151 in Colombia, 51 in Bolivia, 3 in Chile, 1 in Panama, and 1 in Miami), all of which we used for the operation of our network of branches and our business. We do not hold any lease agreements for these purposes. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 2019, we had 779 banking branches, of which 402 were branches of BCP Stand-alone, 54 were branches of BCP Bolivia and 323 were branches of Mibanco in Peru. There are no material encumbrances on any of our properties.

For further detail about the possible impact of IFRS 16, please refer to Note 3 Significant accounting policies - ad) International Financial Reporting Standards issued but not yet effective – (i) IFRS 16, “Leases”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A       Operating results

(1)        Critical accounting policies

1.1        Basis of presentation, use of estimates and changes in accounting policies

The accompanying Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, a) Basis of presentation and use of estimates.

1.2        Consolidation

The Consolidated Financial Statements comprise the financial statements of Credicorp and its controlled subsidiaries for all the years presented. Control is achieved when Credicorp is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, b) Basis of Consolidation.

1.3        Foreign exchange

Functional and presentation currency

Credicorp considers the Sol as our functional and presentation currency because it reflects the nature of the economic events and relevant circumstances given the fact that its major transactions and/operations (such as lending, borrowing, financial income, financial expenses) and a significant percentage of our purchases are transacted in Soles.

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

1.4         Recognition of income and expenses from banking activities

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

1.5         Insurance activities

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

Life insurance contracts offered by Credicorp include retirement, disability and survival, annuities and individual life, which include unit-linked insurance contracts. The non-life insurance contracts mainly include automobile, fire and allied, technical lines and healthcare.

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

1.5.1       Insurance contracts liabilities

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

The Group also uses discount rates in measuring retirement, disability and survival annuities, in order to reflect the market value in the measurement of insurance liabilities, as follows:

o	Until December 31, 2018, the Group used the average purchase interest rate of the portfolio of its financial assets grouped by currency (historical rates).
o	As of December 31, 2019, the Group uses the average market rate of the portfolio of its financial assets grouped by currency (market rates).

These situations were treated as a change in accounting policies in accordance with the provisions of IFRS 4 - Insurance Contracts. Additionally, these changes in accounting policy generated a greater technical reserve amounting to S/666.6 million, which was recognized in the consolidated statement of comprehensive income for the year, under the heading “Insurance reserves” of the consolidated statement of changes in equity Such reserve being reported in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, wasn’t applied retroactively, since the effect was not material in previous years.

For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, a.1) Changes in accounting policies.

1.6        Financial Instruments: Initial recognition and subsequent measurement

As of December 31, 2019 and 2018, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

•	The business model for managing the financial assets and
•	The characteristics of the contractual cash flows of the financial asset.

Business model: Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers the risks that affect the performance of the business model, and how the performance of the business model is evaluated and informed to Management. If the cash flows are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is held in business models i) or ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test: This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

As of December 31, 2017, the Group classified its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities.

The classification of the financial instruments upon their initial recognition depends on the purpose and intention of the Management for which the financial instruments were acquired and their characteristics.

For information about how we classify and measure financial instruments refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, f) Financial Instruments: Initial recognition and subsequent measurement.

1.7        De-recognition of financial assets and financial liabilities

1.7.1    Financial assets

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

1.7.2     Financial liabilities

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

1.8        Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

1.9        Impairment of financial assets

As of December 31, 2019 and 2018, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

•	Financial assets at amortized cost,
•	Debt instruments classified as investments at fair value through other comprehensive income, and
•	Indirect loans that are presented in off-balance accounts.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

As of December 31, 2017, the Group assessed at the end of each period whether there was any objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), had had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. Evidence of impairment could have included indications that the borrower or a group of borrowers was experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability of bankruptcy or other legal financial reorganization process and where observable data indicate that there was a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, i) Impairment of financial assets.

1.10        Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement. For further detail refer to Notes to the consolidated financial statements, 3.Significant Accounting Policies, j) Leases.

1.11        Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, Credicorp elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in the caption “Administrative expenses” of the consolidated statements of income. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, n) Business combination.

1.12        Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, Credicorp re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated financial income caption. For further detail refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, p) Goodwill.

1.13        Impairment of non-financial assets

Credicorp assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Credicorp estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. For further detail refer to the Notes to the consolidated financial statements, 3. Significant Accounting Policies, q) Impairment of non-financial assets.

1.14        Derivative financial instruments

Credicorp negotiates derivative financial instruments in order to satisfy clients’ needs. Credicorp may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes. Credicorp also uses derivative instruments to manage exposures to interest rates and foreign currency. In order to manage particular risks, Credicorp applies hedge accounting for transactions which meet the specified criteria. For further detail about the accounting policies used for Derivative financial instruments refer to Notes to the consolidated financial statements, 3. Significant Accounting Policies, y) Derivative financial instruments and hedge accounting.

1.15        Fair value measurement

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

The principal or most advantageous market must be accessible to Credicorp. Also, the fair value of a liability reflects its non-performance risk.

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

All assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

1.16 Segment reporting

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

1.17 Fiduciary activities, management of funds and pension funds

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group.

Commissions generated for these activities are included as “Commissions and fees” on the consolidated statements of income.

1.18 Cash and cash equivalents

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

1.19 Incorporation of IFRS 16 Leases

IFRS 16, ‘Leases’ replace the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations, which are valid until December 31, 2018).

IFRS 16 mainly affects the accounting treatment for lessees, and result in the recognition of almost all lease contracts in the statement of financial position, since the standard eliminates the distinction between finance and operating leases. Pursuant to the new standard, was required the recognition of an asset (right of use of the leased asset) and of a financial liability because of the lease payments. The only exemptions are for short term and low value leases.

The new requirements of IFRS 16 were applied by adjusting our consolidated statement of financial position at January 1, 2019, the date of its initial application.

Short term and low value leases could be recognized in a straight line as an expense in the consolidated statement of income.

At January 1, 2019, the Group recognized assets for right-of-use for approximately S/855.5 million, lease liabilities for approximately S/852.8 million and deferred charges for prepayments for approximately S/2.7 million.

For more detail of accounting policies see Note 3(ad) (i) to the Consolidated Financial Statements.

(2) Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s lines of business, total external income from the universal banking line of business amounted to 60.9%, 63.5% and 63.4% of Credicorp’s total external income (which corresponds to total interest and similar income, including income and expenses on commissions and net premiums earned from insurance activities) in 2017, 2018 and 2019, respectively; therefore, the following historical discussion and analysis is presented principally for the universal banking line of business, except when otherwise indicated, and is based upon information contained in our Consolidated Financial Statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2017, 2018 and 2019 reflects the financial position and results of operations of our subsidiaries. See “Item 3. Key Information – 3.A Selected Financial Data.”

2.1 Consolidated contributions

See “Item 4.B Business Overview – (5) Operations” for the contribution to the consolidated net profit attributable to our equity holders by each of our principal lines of business and subsidiaries, and for its percentage contribution to Credicorp total assets, total revenues, net profit and equity attributable to Credicorp´s equity holders.

2.2 Financial performance

In 2019, we recorded net profit after non-controlling interest of S/4,265.3 (S/3,983.9 million in 2018 and S/4,091.8 million in 2017). This represented an increase of 7.1% compared to the results of 2018. This evolution was attributable to the higher net income in all the lines of business, except for the Microfinance business, mainly due to the increase in competition which affected the net interest income as well as additional expenses at corporate level (higher withholding taxes and increase in Krealo´s business investment). In addition, it is important to highlight the positive evolution of key indicators such as the higher net interest margin, the improvement in efficiency ratio and the growth of commissions and fee income. In 2019 ROAE was 17.0% (17.5% in 2018 and 19.8% in 2017) and ROAA was 2.3% (2.3% in 2018 and 2.5% in 2017).

The main factors behind Credicorp’s results were:

•	The growth in total loans, our most profitable asset, of 4.4% in year end balances and of 6.6% in average-daily balances. This increase was led by Retail Banking, mainly driven by the Mortgage, Consumer, Credit Card and SME-Pyme segments. The other segments that contributed significantly to growth were the Middle Market Banking (within Corporate Banking), Mibanco and BCP Bolivia. Loan growth, particularly in local currency, was on good levels despite disruptions in the international environment, lower global economic growth and highly uncertain local political contexts.

•	The cost of risk grew 22 basis points to situate at 1.60%. The increase was due primarily to higher provisions in (i) the consumer segment in line with the growth in digital loans, which are directed to higher-risk clients, (ii) the SME-Pyme segment due to the deterioration of loans to finance fixed assets and (iii) Credit cards, due to the higher indebtedness per person in the Peruvian financial system. The credit quality ratios are explained below in section “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – (3) Financial Position – 3.1 Total Assets – (ii) Portfolio quality”.

•	Net interest income grew 6.9% compared to 2018. This was a result of the increase in interest income on loans due to growth in average daily loan balances and a more favorable funding structure, where share of deposits in total funding increased. Net Interest Margin (“NIM”) for 2019 was 5.42%, 12 basis points above our NIM for 2018 (5.30%).

•	Non-interest income expanded 11.1% compared to 2018. This was driven mainly by (i) an increase in the net gain on sales of securities, which was attributable to growth in gains in the proprietary investment portfolios of Atlantic Security Bank and BCP Stand-alone, and to a lesser extent (ii) to growth in fee income (3.4%), due to an increase in the gain in drafts and transfers; and payments and collections in BCP Stand-alone and to an increase in fee income at Mibanco.

•	Total insurance underwriting results (premiums earned less claims) increased 5.9% as a result of higher net premiums earned in the Life Insurance Business and, to a lesser degree, in the Property and Casualty business, which was attenuated by the increase in net claims in the Life Insurance Business.

•	Total other expenses grew 6.7% due to (i) the increase in salaries and employee benefits (mainly at Mibanco due to the increase in headcount in 2019 and to a lesser extent at BCP Stand-alone associated with the hired new employees with specialized profiles), and (ii) the depreciation for right-of-use assets, after the application of IFRS 16 in which part of the expenses for leasing, which were formerly included in administrative expenses, were reclassified to this account.

•	The efficiency ratio improved 30 basis points to situate at 43.5% due to an increase in the pace of growth of operating income, mainly at Pacifico and BCP Stand-alone.

For more detail see “Item 5. Operating and financial review and prospects – 5.A. Operating results – (2) Historical Discussion and Analysis – 2.3 Results of Operations for the Three Years Ended December 31, 2017, 2018 and 2019”.

(i)	Main ratios

	2017	2018	2019	2018 – 2017	2019 – 2018
ROAE (1)	19.80%	17.47%	17.03%	-233	-44
ROAA (2)	2.50%	2.29%	2.34%	-21	4
Net interest margin (3)	5.33%	5.30%	5.42%	-3	12
Funding cost (4)	2.35%	2.25%	2.36%	-10	11
Cost of risk (5)	1.78%	1.38%	1.60%	-40	21
Loan to deposit (6)	103.40%	105.94%	103.22%	254	-272
Internal overdue ratio (7)	3.01%	2.82%	2.86%	-19	4
Non-performing loan ratio (8)	3.92%	3.97%	3.88%	5	-9
Coverage of Internal overdue loans (9)	148.98%	158.75%	155.04%	977	-371
Coverage on NPL (10)	114.30%	112.53%	114.09%	-177	156
Operating efficiency (11)	43.42%	43.82%	42.37%	40	-144

(1) Net profit attributable to Credicorp / Average* equity before non-controlling interest.

(2) Net profit attributable to Credicorp / Average* assets.

(3) Net interest margin / Average* interest earning assets.

(4) Interest expense / Average* total funding. Figures differ from the ones previously reported because we change the calculation methodology.

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

(11) (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest income + Commissions and fees+ Net gain from exchange differences + Net gain in associates + Net premiums earned + Net gain on foreign exchange transactions + Net loss (gains) on financial assets designated at fair value through profit or loss + Net gain on derivatives held for trading + Net loss from exchange differences). Acquisition cost includes net fees, underwriting expenses and underwriting income.

* Averages are determined as the average of period-beginning and period-ending balances.

(ii) Distribution Channels

Credicorp’s distribution channel network had 11,264 points of access for our clients at the end of 2019, which represented an increase of 5.8% with regard to 2018’s level.

For the Universal Banking LoB, the increase in points of contact in 2019 was due primarily to growth in the number of Agentes BCP both for Peru (+1.9% resulting in 7,187 as of December 2019) and Bolivia (+1.83% resulting in 446 as of December 2019), which was in line with the 2019 goal to exceed 7,155 and 450 Agentes BCP respectively. This is in line with our bancarization strategy and the continuous client migration to cost-efficient channels.

In the Microfinance LoB, Mibanco posted a decrease in the total number of branches. This was due to branch closings at the Banco de la Nacion. It is important to note that Mibanco has an agreement with Banco de la Nacion that allows it to use the latter’s branch space to reduce operating costs. These branches represent 11% (35 branches) of Mibanco’s total of 323 branches.

The table below shows the evolution of the points of contact (branches, ATM, Agentes BCP) of each of Credicorp’s subsidiaries:

	2017	2018	2019
Universal Banking	9,661	10,173	10,675
BCP Stand-alone	9,087	9,455	9,874
BCP Bolivia	574	718	801
Microfinance	324	326	323
Mibanco	324	326	323
Insurance and Pensions	135	135	251
Grupo Pacifico	117	120	236
Prima AFP	18	15	15
Investment Banking and Wealth Management	19	17	15
Credicorp Capital	19	17	15
Credicorp	10,139	10,651	11,264

2.3 Results of operations for the three years ended December 31, 2017, 2018 and 2019

The following table sets forth, for the years 2017, 2018 and 2019, the principal components of our net profit:

	Year ended December 31,
	2017	2018	2019(1)
	(in thousands of Soles)
Interest and similar income	11,030,683	11,522,634	12,381,664
Interest and similar expenses	(2,959,196)	(3,033,529)	(3,290,867)
Net interest, similar income and expenses	8,071,487	8,489,105	9,090,797
Provision for credit losses on loan portfolio	(2,057,478)	(1,814,898)	(2,100,091)
Recoveries of written-off loans	268,313	283,190	254,155
Provision for credit losses on loan portfolio, net of recoveries	(1,789,165)	(1,531,708)	(1,845,936))
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	6,282,322	6,957,397	7,244,861
Total other income	4,692,579	4,410,806	4,897,984
Total insurance underwriting results	488,165	471,421	499,024
Total other expenses	(5,888,132)	(6,247,410)	(6,666,461)
Profit before income tax	5,574,934	5,592,214	5,975,408
Income tax	(1,393,286)	(1,520,909)	(1,623,077)
Net profit	4,181,648	4,071,305	4,352,331
Net profit attributable to:
Credicorp’s equity holders	4,091,753	3,983,865	4,265,304
Non-controlling interest	89,895	87,440	87,027

(1)	Bancompatir is consolidated within the Microfinance line of business as of December 2019

In 2019, the net profit attributable to our equity holders increased 7.1% compared to 2018. This result was primarily due to (i) higher net interest income (growth of 7.1% compared to 2018) in line with growth in total loans (ii) higher total other income as a result of an increase in net gain on securities (attributable to bond sales at ASB and BCP Stand-alone in the first half of 2019); and (iii) and higher commission and fees. The aforementioned was partially offset by an increase of 6.7% in total other expenses due to (i) higher depreciation and amortization as a consequence of the incorporation of IFRS 16 in our financial statements, (ii) a rise in salaries and social benefits in line with an 11.8% increase in headcount in 2019 at Mibanco as the sales force was strengthened (iii) an increase in fixed compensation after new employees with specialized profiles were hired in the first half of 2019 at BCP Stand-alone (iv) higher provision on loans in line with growth in riskier segments and (v) higher withholding taxes in 2019.

In 2018, the net profit attributable to our equity holders decreased 2.6% compared to 2017. This decrease was primarily due to lower total other income (mainly due to the decrease of net gain on securities) and an increase in total other expenses (mainly in field salaries, social benefits and administrative expenses).

For more detail about our main financial indicators, see “Item 5. Operating and financial review and prospects - 5.A. Operating Results - (2) Historical Discussion and Analysis - 2.2 Financial performance - .2.3.1 Net interest, similar income and expenses.”

The following table sets forth the components of net interest, similar income and expenses:

	Year ended December 31,
	2017	2018	2019(1)
	(in thousands of Soles)
Interest and similar income:
Interest on loans	9,546,454	10,041,097	10,664,519
Interest on investments at fair value through other comprehensive income	-	954,288	1,070,469
Interest on available-for-sale investments	951,981	-	-
Interest on investments at amortized cost	-	211,102	194,803
Interest on held-to-maturity investments	234,380	-	-
Interest on due from banks	88,359	159,381	320,713
Interest on investments at fair value through profit or loss	113,484	87,409	46,170
Dividends received	52,906	24,390	25,259
Other interest and similar income	43,119	44,967	59,731
Total interest income	11,030,683	11,522,634	12,381,664

Interest and similar expenses:
Interest on deposits and obligations	1,132,041	1,202,025	1,458,910
Interest on bonds and notes issued	835,255	911,006	900,172
Interest on due to banks and correspondents	763,436	623,001	590,908
Deposit Insurance Fund	128,625	140,184	151,626
Interest on lease liabilities	-	-	37,438
Other interest expenses and similar expense	99,839	157,313	151,813
Total interest expense	2,959,196	3,033,529	3,290,867
Net interest income	8,071,487	8,489,105	9,090,797

(1)	Bancompatir is consolidated within the Microfinance line of business as of December 2019.

Net interest income increased 7.1% in 2019 compared to 2018 and increased 5.2% in 2018 compared to 2017.

Interest and similar income increased 7.5% in 2019 compared to 2018, after increasing by 4.5% in 2018 compared to 2017. The increase in 2019 was mainly due to higher income for interest on loans.

The average balance of our foreign currency denominated loan portfolio increased 3.1% to S/43,819 million in 2019, compared to S/42,514 million in 2018, which was an 8.0% increase compared to S/39,164 million in 2017. The average balance of the Sol-denominated loan portfolio increased 9.0% to S/67,091 million in 2019, compared to S/61,525 million in 2018, which was a 9.9% increase from S/56,005 million in 2017. Unlike in previous years, the growth of loans was driven, mainly, by the retail banking as a result of the paralysis of different public and private investment projects during 2019.

The average nominal interest rates earned on loans decreased from 10.0% in 2017 to 9.7% in 2018 and to 9.6% in 2019. The average nominal interest rate for foreign currency-denominated loans increased from 5.2% in 2017 to 5.3% in 2018 and to 5.6% in 2019. Average nominal interest rates for Sol-denominated loans increased from 13.4% in 2017 to 12.6% in 2018 and to 12.3% in 2019.

Interest and similar expense increased in 2019 by 8.5% to S/3,290.9 million compared to an interest expense in 2018 of S/3,033.5 million, which was an increase of 2.5% compared to S/2,959.2 million in 2017. This rise was driven by an increase of 21.4% in interest on deposits, in line with the growth in total deposits, especially in time deposits and saving deposits in local currency. This put pressure on the interest expense and, consequently, on funding cost given that lower cost deposits were replaced with higher rate deposits. The aforementioned was partially offset by the decrease in interest on borrowed funds and interest on bonds and subordinated notes as part of the funding strategy on BCP Stand-alone. For more detail see “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information – 10.4 Deposits”.

Average interest-bearing foreign currency denominated deposits increased 1.2% to S/53,189 million from S/52,580 million in 2018. This followed a 2.6% increase in 2018 from S/51,248 million in 2017. Our average interest-bearing Sol-denominated deposits increased by 14.1% in 2019 to S/53,572 million from S/46,962 in 2018 and increased by 14.6% in 2018 from S/40,987 million in 2017.

Average nominal interest rates paid on foreign currency-denominated deposits was 0.8%, 0.9% and 1.1% in 2017, 2018 and 2019, respectively. Average nominal interest paid on Sol-denominated deposits decreased from 2.1% in 2017 to 1.8% in 2018 and increased to 1.9% in 2019. Net interest margin (net interest income divided by average interest-earning assets) was 5.54% in 2019, 5.50% in 2018 and 5.40% in 2017. For more detail, see “Item 4. Information on the Company – 4.B Business Overview – (10) Selected Statistical Information”.

The improvement over 2018’s result was attributable to an increase in interest income on loans, which was in turn due to an increase in average daily loan balances. Loan growth was driven primarily by Retail Banking which offers higher margins. Though Retail Banking offers higher margins, it also implies higher risk.

2.3.2 Provision for loan losses

The following tables set forth the changes in our allowance for loan losses:

	Year ended December 31,
	2017	2018	2019(1)
	(in thousands of Soles)
Provision for credit losses on loan portfolio	(2,057,478)	(1,814,898)	(2,100,091)
Recoveries of written-off loans	268,313	283,190	254,155
Provision for credit losses on loan portfolio, net of recoveries	(1,789,165)	(1,531,708)	(1,845,936)

(1)	Bancompatir is consolidated within the Microfinance line of business as of December 2019.

Provision for credit losses on loan portfolio, net of recoveries increased by 20.5% in 2019 to S/1,845.9 million, compared to S/1,531.7 million in 2018 and S/1,789,165 million in 2017. The increase reflects the higher provisions at BCP Stand-alone, specifically in the retail segment. This was mainly due to the increase of provisions in:

•	Consumer segment: Provisions grew impacted by the incursion in higher risk segments through digital channels. Nonetheless, the increase in the cost of risk was offset by higher margins.

•	SME-Pyme: In particular, the increase in the level of deterioration of medium term loans. Accordingly, provisions deteriorated more than expected. Pricing, origination and collection measures have already been taken, but due to the duration of this portfolio, the results of the adjustments will start to materialize during 2020.

•	Credit Card segment: The probability of default rose due to a system-wide increase in client indebtedness.

Total recoveries of written-off loans reached S/254.2 million in 2019 and S/283.2 million in 2018, constituting a 10.25% decrease in 2019. Loan loss provision expense in 2019 includes S/60.7 million required by BCP Bolivia (compared to S/52.2 million in 2018).

2.3.3 Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2017	2018	2019(1)
	(in thousands of Soles)
Commissions and fees	2,911,408	3,126,857	3,232,781
Net gain on foreign exchange transactions	650,228	737,954	748,382
Net gains on securities	760,772	242,829	546,814
Net gains on derivatives held for trading	103,580	13,262	6,043
Net gain from exchange difference	17,394	16,022	19,735
Other	249,197	273,882	344,229
Total non-interest income	4,692,579	4,410,806	4,897,984

(1)	Bancompatir is consolidated within the Microfinance line of business as of December 2019

The non-interest income, without including net premiums earned, increased by 11.0% to S/4,898.0 million in 2019 compared to S/4,410.8 million in 2018 and S/4,692.6 million in 2017. The increase in 2019 was primarily due to the fluctuation of net gains on securities and commissions and fees.

Net gains on securities increased 125.2% to S/546.8 million in 2019 compared to S/242.8 million in 2018, which was a decrease of 68.1% from S/760.8 million in 2017. For further detail, please see Note 24 of the Consolidated Financial Statements. The increase was primarily attributable to an improvement in the results at ASB and BCP Stand-alone and, to a lesser extent, to positive results at Prima AFP and Credicorp Capital. The aforementioned was generated by higher gains on proprietary investment portfolios at each subsidiary due to both an increase in the mark-to-market value (MtM) and to the gain produced by the sale of some positions, mainly driven by a favorable context in the financial markets.

Commissions and fees increased by 3.4% to S/3,232.8 million in 2019 compared to S/3,126.9 million in 2018, which was a 7.4% increase from S/2,911.4 million in 2017. The increase in commissions and fees from 2018 to 2019 were primarily due to the positive evolution of this component at BCP Stand-alone and Mibanco. Growth at BCP Stand-alone was attributable to growth in drafts and transfers and in collections and payments. At Mibanco, the increase was attributable to a change in accounting reporting for fees received from insurance on loans. Under the new reporting standard, this concept is deferred for an average of 12 months and as of 2019, once the income is received, it is recognized in its entirety.

Other income increased by 25.7% to S/344.2 million in 2019, compared to S/273.9 million in 2018, which was an increase of 9.9% from S/249.2 million in 2017. The expansion was mainly driven by BCP Stand-alone and BCP Bolivia after the sale of different properties, in line with the strategy to migrate clients from traditional channels (Branches) to cost-efficient and digital channels; and the sale of loan portfolios.

Net gains on foreign exchange transactions increased 1.4% to S/748.4 million in 2019 compared to S/738.0 million in 2018, which was an increase of 13.5% from S/650.2 million in 2017. Higher gains were primarily from BCP Stand-alone and were achieved in a highly challenging context, as our clients migrate to more cost-efficient and digital channels.

2.3.4 Insurance Premiums and Claims on Insurance Activities

The following table reflects the earned premiums and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2017	2018	2019
	(in thousands of Soles)
Gross written premiums	2,937,407	3,391,089	3,631,880
Technical reserve adjustment	(629,264)	(748,142)	(747,035)
Gross written premiums after adjustments	2,308,143	2,642,947	2,884,845
Premiums ceded to reinsurers, net	(499,803)	(497,646)	(559,160)
Results of assets designated at fair value through profit or loss	67,633	(53,935)	93,664
Net premiums earned	1,875,973	2,091,366	2,419,349
Net claims incurred for life insurance	(566,181)	(636,867)	(901,239)
Net claims incurred for general insurance	(269,845)	(305,368)	(338,440)
Net claims incurred for health insurance	(282,278)	(297,400)	(314,798)
Acquisition cost	(269,504)	(380,310)	(365,848)
Total net premiums and claims	488,165	471,421	499,024

For further detail, please see Notes 25 and 26 to the Consolidated Financial Statements.

2.3.5 Operating Expenses

The following table reflects the components of our operating expenses:

	Year ended December 31,
	2017	2018	2019(1)
	(in thousands of Soles)
Salaries and employee benefits	3,071,020	3,219,875	3,411,023
Administrative expenses	2,158,823	2,330,044	2,354,630
Depreciation and amortization	419,975	429,122	455,032
Depreciation for right-of-use assets	-	-	177,307
Impairment loss on goodwill	-	38,189	-
Other	238,314	230,180	268,469
Total operating expenses	5,888,132	6,247,410	6,666,461

(1)	Bancompatir is consolidated within the Microfinance line of business as of December 2019.

Salaries and employee benefits increased by 5.9%, mainly due to the higher expenses registered at Mibanco and to a lesser extent, at BCP Stand-alone and Credicorp Capital. In the case of Mibanco, the increase was attributable primarily to an increase in the headcount in during 2019 as the sales force was bolstered and efforts were made to build capacities to harness growth down the line. At BCP Stand-alone, the increase was mainly associated with an increase in fixed compensation after new employees with specialized profiles were hired in the first half of 2019 and, to a lesser extent, with an increase to cover additional productivity incentives in Retail Banking. Finally, in the case of Credicorp Capital the increase was attributable to an increase in headcount, mainly in Peru and Chile. The number of our personnel increased to 35,846 employees in 2019 from 34,024 in 2018 and 33,636 in 2017.

After the implementation of IFRS 16, the expenses for leasing, which were formerly included in administrative expenses, were classified since 2019 and included in depreciation for right-of-use assets. When we analyze administrative expenses and taxes alongside depreciation and amortization, we see that the increase is mainly attributable to an uptick in consultancy and marketing services expenses.

2.3.6 Exchange difference

The exchange difference reflects exposure to appreciation of net monetary positions in foreign currencies, principally US Dollars in 2019, 2018 and 2017, and Soles in previous years. We recorded a gain exchange difference of S/19.7 million, S/16.0 million and S/17.4 million, respectively.

Credicorp manages foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure our performance in Soles (since 2014, when we changed our functional currency from US Dollars), so if the net foreign exchange position (e.g. US Dollar) is an asset, any depreciation of Soles with respect to the relevant foreign currency would positively affect Credicorp’s consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statements of income.

As of December 31, 2019, 2018 and 2017, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). As of December 31, 2013, Credicorp’s net foreign exchange balance was the sum of its positive open non-US Dollar positions (net long position) less the sum of its negative open non-US Dollar positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statements of income. A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock). For further detail, see “Item 11. Quantitative and qualitative disclosures about market risk – (10) Foreign Exchange Risk".

2.3.7 Income Taxes

We are not subject to income taxes, taxes on capital gains, capital transfers or equity or estate duty under Bermuda Law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Our Peruvian subsidiaries, including BCP Stand-alone, are subject to corporate taxation on income under Peruvian Tax Law. At December 31, 2019 and 2018, the Peruvian statutory income tax rate was 29.5% on taxable profit after calculating the workers’ profit sharing, which is determined using a 5.0% rate.

An additional 5.0% withholding tax is applied on to dividends, which we register as income tax based on the liquid amount received from BCP Stand-alone, Grupo Credito and Pacifico Seguros. Through Legislative Decree N°1261, published on December 11, 2016, the withholding tax on dividends for the profits generated was increased according to the following terms:

Rate for the profits generated in the years	%
Until 2014	4.1
2015 and 2016	6.8
From 2017 onward	5.0

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

The Bolivian statutory income tax rate is 25.0%. Financial entities have an additional rate if the ROE exceeds 6.0%. In that case, an additional 25.0% must be considered, with which the rate becomes 50%.

In the case of Chile, there are two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all of its subsidiaries are under partially integrated regime, under which the tax rate for domiciled legal entities was 27.0% for the year 2019 and 2018. On the other hand, individuals or legal entities not domiciled in Chile are subject to a tax called "additional income tax" whose rates are between 4.0% and 35.0%, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, the income tax rate for 2018 was 33.0% plus a surcharge of 4.0% for all entities in the country whose taxable income is less than US$800.0 million Colombian pesos. In the year 2019, under the law called “Financing Law” N° 1943, dated December 28, 2018, the income tax rate of 33.0% was established for all entities without surcharge. As of the year 2020, under the law N° 2010 dated December 27, 2019; the tax rates are as follows:

Taxable year	Rate (%)	Additional rate (surcharge) (%) (*)
2020	32	4
2021	31	3
2022	30	3
As of 2023	30	-

(*) The additional rate (surcharge) will be applicable only to financial entities that have a taxable rate equal to or greater than 120,000 Unit of tax value (“UVT” from its Spanish acronym) which as of December 31, 2019 amounts to a total of S/4.2 million; in that sense, Credicorp Capital Fiduciaria and Banco Compartir must pay the income tax taking into account the aforementioned.

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2019, 2018 and 2017, no taxable income was generated from their operations in the United States of America.

Tax expenses paid by the subsidiaries increased to S/1,623.1 million in 2019 from S/1,520.9 million in 2018, which was an increase from S/1,393.3 million in 2017. Income tax growth in these periods reflects increases in our taxable income. Since 1994, we have paid the Peruvian income tax at the statutory rate. The effective tax rates in 2019, 2018 and 2017 were 27.14 percent, 27.20 percent and 24.99 percent, respectively. For further detail, see Note 19 to the Consolidated Financial Statements.

(3) Financial Position

3.1 Total Assets

The following table shows changes to the principal assets of Credicorp from 2017 through 2019:

	2017	2018	2019	2019-2018	2018-2017
	in millions of Soles			% Change	% Change
Cash and due from banks	23,222	22,169	25,987	17.2	(4.5)
Cash collateral, reverse repurchase agreements and securities borrowings	7,480	4,083	4,289	5.0	(45.4)
Investments:
At fair value through profit or loss	4,025	3,512	3,851	9.7	(12.7)
At fair value through other comprehensive income	-	25,196	26,203	4.0	100.0
Available-for-sale	24,424	-	-	-	(100.0)
Amortized cost	-	4,155	3,477	(16.3)	100.0
Held-to-maturity	4,413	-	-	-	(100.0)
Net loans	95,977	105,807	110,486	4.4	10.2
Other assets (1)	10,931	12,341	13,584	10.1	12.9
Total assets	170,472	177,263	187,877	6.0	4.0

(1) Includes financial assets designated at fair value through profit and loss, premiums and other policies receivable, accounts receivable from reinsurers and coinsurers, property, furniture and equipment, due from customers on acceptances, intangible assets and goodwill, and other assets. Also include the payment in favor of Latam Airlines Group S.A. Sucursal Peru for US$202.0 million (equivalent in soles to S/669.4 million) on account of Latam Pass Miles that the Bank must acquire from January 2020. This payment is part of the contract signed with Latam in 2019, and can be amortized until 2024 when these miles are granted to our clients as part of our Loyalty Program. We understand that on May 25, 2020, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States filed for voluntary protection under the U.S. Chapter 11 financial reorganization process, with the goal of working with creditors and other stakeholders to reduce debt, access new sources of financing and continue operating. Credicorp is reviewing the filing and exploring its options.

As of December 31, 2019, Credicorp had total assets of S/187.9 billion, an increase of 6.0% compared to the total assets of S/177.3 billion as of December 31, 2018. In 2017, total assets were S/170.5 billion. In 2019, net loans increased by 4.4%.

As of December 31, 2019, our total loans, which correspond to direct loans including accrued interest and excluding unearned interest, were S/115,609.7 million that represented 61.5% of total assets. Loans net of allowance for loan losses totaled S/110,485.7 million. As of December 31, 2018, our total loans totaled S/110,759.4 million, which represented 62.5% of total assets, and net of allowance for loan losses totaled S/105,807.0 million. From December 31, 2018 to December 31, 2019 our total loans and loans net of allowance for loan losses increased by 4.4%.

Our total deposits with the BCRP increased to S/18,367.7 million as of December 31, 2019 from S/13,206.9 million as of December 31, 2018 (our total deposits with the BCRP were S/15,136.2 million in 2017). As of December 31, 2019 our securities holdings include investments at fair value through profit or loss, investments at fair value through other comprehensive income and amortized cost investments, which amount to S/33,530.5 million. As of December 31, 2018 and 2017 our securities holdings include investments at fair value through profit or loss, available-for-sale and held-to-maturity investments which amount to S/32,863.1 million and S/32,862.0 million, respectively.

(i)	Loan evolution

The increase of 4.4% of Credicorp’s total loans from 2018 to 2019 was a result of the expansion achieved in all business segments and subsidiaries, with the exception of loans at ASB. The following table shows the composition of Credicorp’s total loan portfolio in year-end balances:

Total year-	2017	2018	2019	2018 - 2017	2019- 2018	2019-%		2018-%
end balances	in millions of Soles			% Change		LC	FC(1)	LC	FC(1)
BCP Stand-alone (2)	83,044	92,377	95,549	11.2	3.4	64.6	35.4	61.6	38.4
Mibanco	9,471	10,048	10,728	6.1	6.8	99.5	0.5	99.2	0.8
Bolivia	6,309	7,251	7,620	14.9	5.1	-	100	-	100
ASB	2,675	2,504	2,437	(6.4)	(2.7)	-	100	-	100
Others (3)	(1,021)	(1,421)	(724)	N/A	N/A	N/A	N/A	N/A	N/A
Total loans	100,478	110,759	115,610	10.2	4.4	61.3	38.7	59.1	40.9

(1)	Includes mainly US dollar currency and other foreign currencies (BOB, COP and CLP).

(2)	Includes BCP Panama, BCP Miami, do not include the loan of BCP to Credicorp for the sale of BCI shares.

(3)	Includes other banking and elimination for consolidation.

In 2019, growth in loans was noteworthy given disruptions in global economic growth and highly uncertain local and international political environment. Loan expansion was primarily attributable to growth in the loan portfolio at BCP Stand-alone, which loan book grew 6.9% in average daily balances due to expansion in both local and foreign currency across most of the portfolio’s segments. This growth was led by the Retail Banking portfolio (+11.6%), in which the Mortgage, Consumer, Credit Card and Pyme segments had the highest growth contribution. Within the Wholesale portfolio, albeit to a lesser extent, the Middle Market segment expansion was noteworthy. The variation in the loan portfolio in average daily balances was, in order of magnitude, due to:

•	Mortgage loans grew 13.3% as a result of loan expansion in the LC portfolio. Since mid-2013, disbursements in mortgage loans have been made primarily in LC, even reaching a level of 100% of disbursement in LC in most months. The Mortgage loan book led expansion within the retail banking portfolio, accounting for 40% of total growth for this portfolio. It is important to mention that MiVivienda loans increased their participation in our mortgage portfolio as they have grown at double-digit rates in LC; however, the most significant portfolio expansion was attributable to our traditional mortgage products in LC.

•	The Middle Market segment, grew 6.8% in average daily balances, mainly due to the expansion of FC loans.

•	The Consumer segment posted growth of 12.3% in 2019, due to expansion of both the LC and FC portfolio. The greater expansion was registered in cash loans, both with and without collateral, as the company put efforts in place to offer more consumer loans through digital channels and to new population segments. Albeit to a lesser extent, expansion was also attributable to auto loans, which product registered the highest pace of growth in the Consumer segment.

•	Credit Card segment reported remarkable growth of 19.0%, due mainly to the expansion in the LC portfolio.

•	SME-Pyme loans grew 9.6% as a result of loan expansion in the LC portfolio, mainly in loans for capital expenditures in fixed assets while working capital products presented sluggish growth.

In 2019, Mibanco’s loan portfolio grew 5.4% in average daily balances, less than the 8.7% growth registered in 2018, due to less dynamism in the economy, strong competition in the microfinance sector and Mibanco’s decision to focus on segments with better risk profiles to control portfolio quality. It’s important to note that the pace of growth of Mibanco’s origination is below Mibanco’s expected potential, because the unbanked population and informal sectors in the economy are still large. Currently, Mibanco’s strategy is to increase its regional presence and to expand financial inclusion. In 2019, for the first time since acquisition, Mibanco expanded its relationship managers and sales force to sustain future business growth, and the company is deploying its strategy to migrate to a hybrid model, leveraging the use of data and analytics to originate loans based on models while gradually relying less on loan officers for loan origination.

BCP Bolivia registered loan growth of 9.3% in average daily balances driven by the expansion of the Wholesale Banking portfolio for both the Corporate and Middle Market segments, despite the political issues that took the presidency down in 2019. Lastly, ASB loans accounted for 2.2% of Credicorp’s total loan portfolio and continue losing participation compared with the 2.5% registered in 2018. It’s important to note that ASB bank’s main business is in asset and wealth management.

The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:

Local currency	2017	2018	2019	2018 - 2017	2019 - 2018
year-end balances	in millions of Soles			% Change
BCP Stand-alone	51,214	56,921	61,748	11.1	8.5
Mibanco	9,355	9,964	10,671	6.5	7.1

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:

Foreign currency	2017	2018	2019	2018 – 2017	2019 – 2018
year-end balances	in millions of US Dollars			% Change
BCP Stand-alone	9,821	10,512	10,199	7.0	(3.0)
Mibanco	36	25	17	(30.2)	(32.0)
Bolivia	1,947	2,150	2,299	10.5	6.9
ASB	825	742	735	(10.1)	(0.9)

The following table shows the composition of Credicorp’s loan portfolio, measured in average daily balances. The table includes average daily balances for the following years:

	2017	2018	2019	2018 - 2017	2019 – 2018
	in millions of Soles			% Change	% Change
BCP Stand-alone	77,796	85,043	90,935	9.3%	6.9%
Wholesale Banking	41,004	44,999	46,266	9.7%	2.8%
Corporate*	26,616	28,037	28,155	5.3%	0.4%
Middle-Market*	14,388	16,963	18,111	17.9%	6.8%
Retail Banking	36,792	40,045	44,670	8.8%	11.5%
SME-Business*	4,992	5,332	5,487	6.8%	2.9%
SME-Pyme	8,148	8,903	9,754	9.3%	9.6%
Mortgage*	12,775	13,977	15,831	9.4%	13.3%
Consumer	6,556	7,218	8,105	10.1%	12.3%
Credit card	4,321	4,615	5,493	6.8%	19.0%
Mibanco	8,800	9,567	10,080	8.7%	5.4%
BCP Bolivia	5,803	6,712	7,334	15.7%	9.3%
ASB	2,766	2,596	2,450	(6.1%)	(5.6%)
Total loans	95,165	103,919	110,799	9.2%	6.6%

* Please be advised that starting on 2018 we have split the "Others" category into the Corporate, Middle-market, SME- Business and Mortgage segments.

(ii)	Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 2.86% at the end of 2019, 4 basis points higher than the 2.82% ratio recorded at the end of 2018 (3.01% at the end of 2017). The increase reported in our internal overdue ratio over the last year reflects the higher pace of the internal overdue loan balances compared to the growth of the total portfolio. The non-performing loan ratio decreased 9 basis points from 3.97% in 2018 to 3.88% in 2019. This was mainly due to the decrease of refinanced loans, as clients from the construction sector partially paid their debt.

It is important to keep in mind that traditional delinquency ratios like internal overdue loans and non-performing loan ratio continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

An analysis of the internal overdue ratio by business segment shows that:

•	Wholesale Banking deteriorated but continues to post low and stable ratios, which characterize this business (0.38% for the IOL ratio in 2019 and 0.27% in 2018). Nevertheless, several cases arose during the year that pushed the IOL ratio slightly upward, specifically in the first half of 2019 after some loans migrated from the current to overdue portfolio.

•	The delinquency ratio in the SME-Business segment increased 85 basis points in 2019 (6.22% and 5.37% in 2019 and 2018 respectively). This was due primarily to growth in IOL loans, which reflected deterioration in the debt service capacity of a small number of clients. It is important to note that the clients in this segment have a high coverage rate of 74% due to the existence of real guarantees (properties).

•	The SME-Pyme segment reported an improvement of 115 basis points in its IOL ratio, which was situated at 10.88% versus 12.03% in 2018. This was due primarily to the sale of a portfolio during 2019, an increase in write-off for loans that were over 150 days overdue, and strong growth in the loan segment. The level of real guarantees on loans in this business is 52%.

•	The delinquency level fell in the Mortgage segment, mainly attributable to an uptick in the growth of average daily balances in the segment and, to a lesser extent, to the sale of an overdue portfolio in 2019. In 2019, the ratio was situated at 2.58% in 2019 versus 2.99% in 2018.

•	The delinquency level in the Consumer sector registered an improvement from 2.01% in 2018 to 1.66% in 2019. This was driven primarily by a reduction in the IOL portfolio after a portion of this portfolio was sold in 2019. It is important to note that the portfolio remains within the organization’s appetite for risk and its risk profile continues to improve when compared with vintages from 2015 or before. The improvement recorded this year was thanks to different initiatives for risk management and collections. The portfolio’s new composition reflects a calibrated profile, which was generated by a change in the risk policy for acceptances.

•	The Credit cards segment registered a 66 basis points increase in its delinquency ratio, which was situated at 4.15% in December 2019 versus 3.49% in 2018. This was attributable to the increase in indebtedness per person in the Peruvian financial system, which was partially attenuated, at the BCP level, by the sale of a portion of the IOL portfolio during the year.

•	Mibanco showed an increase in the delinquent portfolio index, in line with the decrease in write-offs in 2019 compared to 2018. The IOL ratio increased in 13 basis points, from 5.20% in 2018 to 5.33% in 2019.

•	BCP Bolivia’s internal overdue ratio has improved by 14 basis points, from 1.89% in 2018 to 1.75% in 2019, in line with the increase in write-offs during 2019.

The coverage ratio decreased from 158.7% in 2018 to 155.0% at the end of 2019. This was mainly due to the increase in write-offs during the year at BCP Stand-alone, specifically, the write-off of loans with more than 150 overdue days in the SME-Pyme segment.

3.2 Total Liabilities

	2017	2018	2019	2019 – 2018	2018 - 2017
	in millions of Soles			% Change
Time deposits	30,184	30,427	32,854	8.0	0.8
Demand deposits	29,770	32,515	34,213	5.2	9.2
Saving deposits	28,633	32,594	35,180	7.9	13.8
Severance indemnity deposits	7,171	7,571	7,897	4.3	5.6
Bank's negotiable certificates	959	877	1,180	34.5	(8.6)
Interest payable	453	567	681	20.1	25.2
Total deposits	97,170	104,551	112,005	7.1	7.6

Payables from to repurchase agreements and security lending	13,416	9,415	7,678	(18.4)	(29.8)
Due to banks and correspondents	7,997	8,448	8,842	4.7	5.6
Bonds and notes issued	16,242	15,458	14,946	(3.3)	(4.8)
Other liabilities (1)	13,393	15,125	17,659	16.8	12.9
Total liabilities	148,218	152,997	161,130	5.3	3.2

(1)	Includes banker’s acceptances outstanding, accounts payable to reinsurers, financial liabilities at fair value through profit or loss, technical reserves for insurance claims and premiums and other liabilities.

As of December 31, 2019, we had total liabilities of S/161.1 billion, a 5.3% increase from S/153.0 billion as of December 31, 2018, which was an increase compared to S/148.2 billion in 2017.

As of December 31, 2019, we had total deposits of S/112.0 billion, a 7.1% increase from S/104.6 billion on December 31, 2018, which was a 7.1% increase compared to S/97.2 billion in 2017.

We have structured our funding strategy around maintaining a diversified deposit base. According to the SBS, as of December 31, 2019, Credicorp accounted for 43.0% of total savings deposits in the Peruvian banking system, 36.3% of total demand deposits in the Peruvian banking system, 29.9% of total time deposits in the Peruvian banking system and 36.8% of total deposits in the Peruvian banking system, the highest of any Peruvian bank in all three types of deposits. In addition, as of December 31, 2019, we had 46.8% of the entire Peruvian banking system’s severance indemnity deposits, an increase from 46.1% as of December 31, 2018 and 46.3% as of December 31, 2017, according to the SBS. We have traditionally attracted a high percentage of the savings, demand and time deposits market because of our reputation as a sound institution, our extensive branch network and the quality of our service.

As of December 31, 2019, we had total bonds and notes issued of S/14.9 billion, a 3.3% decrease from S/15.5 billion as of December 31, 2018, which was a 4.8% decrease compared to S/16.2 billion in 2017. The aforementioned was a result of BCP Stand-alone’s funding strategy. In addition, the on-going reduction in BCRP instruments, which have been replaced by lower cost sources of funding, such as deposits.

As of December 31, 2019, our total due to banks and correspondents was S/8.8 billion, a 4.7% increase from S/8.4 billion as of December 31, 2018, which was a 5.6% increase from S/8.0 billion as of December 31, 2017. The increase in the amount due to banks and correspondents was associated with growth in due-to banks, with foreign banks in a lower market rates context, mainly through BCP Stand-alone, and with companies in the Peruvian financial system, mainly through Mibanco.

3.2.1 Funding Structure

At the end of 2019, Credicorp’s total funding was S/142.1 billion, which represents a 4.2% increase as compared to 2018’s figure (S/136.3 billion and S/133.3 billion at the end of 2018 and 2017, respectively).

Credicorp’s funding structure, throughout 2019, was characterized by on-going growth in total deposits and a continuous increase in deposits’ share of total funding, which represents the main source of financing with a share of 78.8% (the 2018 and 2017 share was 76.7% and 72.9%, respectively).

The increase in deposits was mainly associated with time deposits and savings deposits, which increased 8.0% and 7.9%, respectively, compared to 2018. It is important to note that the shares of savings deposits and non-interest bearing demand deposits continued to increase within the deposits mix (57.0% at the end of 2019, in comparison to 56.9% in 2018 and 54.6% in 2017). Both types of deposit are considered low-cost alternatives within the mix of deposits. Within other funding sources, analysis shows an on-going drop in the volume of BCRP instruments since 2016, when they represented 9.3% of total funding (as of December 31, 2019, they represent 3.1% of total funding). This funding source has been replaced primarily by lower-cost deposits.

Finally, it is important to mention that BCP Stand-alone improved its wholesale funding maturity profile, reducing the funding cost curve in both local and foreign currency due to the liability management strategy that was implemented in the third quarter of 2019.  The “new money” issued allowed BCP Stand-alone to replace more expensive debt such as a corporate bond that expired and a Perpetual Subordinated debt that was called.

3.3 Total Equity

	2017	2018	2019	2019 - 2018	2018-2017
	in millions of Soles			% Change
Capital stock (1)	1,319	1,319	1,319	-	-
Treasury stock (1)	(209)	(208)	(208)	-	(0.5)
Capital surplus	272	246	226	(8.1)	(9.6)
Reserves	14,648	17,599	19,438	10.4	20.1
Other reserves	1,456	708	1,088	53.7	(51.4)
Retained earnings	4,271	4,175	4,375	4.8	(2.2)
Equity before non-controlling interest	21,757	23,839	26,238	10.1	9.6
Non-controlling interest	497	427	508	19.0	(14.1)
Total equity	22,254	24,266	26,746	10.2	9.0

(1) Capital Stock and Treasury Stock are accounted at a fixed exchange rate of S/2.795 per US$1.00. This is the exchange rate registered as of January 1, 2014, the date when the functional currency of Credicorp was changed from US dollars to soles.

As of December 31, 2019, we had total equity of S/26.7 billion, a 10.2% increase from S/24.3 billion as of December 31, 2018, which was an 9.0% increase compared to S/22.3 billion as of December 31, 2017.

During 2019, 2018 and 2017 we had 94,382,317 shares issued each with a US$5.00 par value.

As provided for in Note 18 of our Consolidated Financial Statements, at December 31, 2019, 14,872,164 of our issued shares were treasury stock. The term "treasury stock", as used in this Annual Report and our Consolidated Financial Statements, follows the IFRS definition of treasury stock, which includes (i) shares acquired and held by subsidiaries and members of the consolidated group and (ii) shares sold, issued or cancelled in connection with employee share option plans, employee share purchase plans and all other share-based payments arrangements. The term “treasury stock” is not related to the term "treasury shares" as used under the Companies Act 1981 of Bermuda, which defines “treasury shares” (in Section 42B of such Act) as shares that (i) were (or are treated as having been) acquired directly by the company that issued the shares and have not been cancelled and (ii) have been held by the company continuously since they were acquired. Credicorp is not allowed to hold "treasury shares" as such term is used under Bermuda Law. Under Bermuda law, a company cannot (i) exercise any rights in respect of treasury shares (as such term is used under Bermuda Law), including any right to attend and vote at meetings or (ii) pay dividends in respect of treasury shares.

We present below our treasury stock at December 31, 2019:

	At December 31, 2019
	Shares of the Group		Shared-based payment (1)		Total treasury stock
	Soles in thousands	Units	Soles in thousands	Units	Soles in thousands	Units
Atlantic Security Holding Corporation	204,326	14,620,846	-	-	204,326	14,620,846
BCP	-	-	1,875	134,169	1,875	134,169
Pacifico Seguros	-	-	413	29,539	413	29,539
Credicorp Peru	-	-	303	21,695	303	21,695
Credicorp Capital Servicios Financieros	-	-	193	13,830	193	13,830
Other entities	61	4,387	667	47,698	728	52,085
Total	204,388	14,625,233	3,451	246,931	207,839	14,872,164

(1) Correspond to Credicorp’s long-term compensation program that were granted to its employees and senior management, for which they have the right to vote. These stocks are not vested at December 31, 2019. For further detail refer to Note 20 to the consolidated financial statements and item 7. Major Shareholders and Related Party Transactions – 7. A Major Shareholders.

At the Board of Directors meetings held on February 27, 2019, February 28, 2018 and February 22, 2017, the decision was made to transfer S/1,858.8 million, S/2,933.6 million and S/2,355.0 million, respectively, from “Retained earnings” to “Reserves”.

During 2019, 2018 and 2017, Credicorp paid cash dividends, net of the effect of treasury stock, of approximately US$481.4 million, US$343.5 million and US$298.1 million, respectively (equivalent to approximately S/1,595.2 million, S/1,130.4 million and S/980.0 million, respectively). In this sense, during the years 2019, 2018 and 2017, cash dividend payouts per share totaled US$6.00, US$4.30 and US$3.70, respectively. In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2019, 2018 and 2017 dividends paid by our Peruvian subsidiaries to Credicorp were subject to a 5.0% withholding tax.

(4) Lines of Business

4.1 Universal Banking

4.1.1 Assets Structure

BCP Stand-alone

At the end of 2019, BCP Stand-alone’s total assets amounted to S/139.8 billion, which represents a 5.2% increase compared to 2018’s figure (S/132.9 billion in 2018 and S/128.3 billion in 2017). The increase in total assets in 2019 was mainly explained by the growth of our loan portfolio, which grew by 3.4% in 2019 (11.2% in 2018 and 5.0% in 2017).

As of December 31, 2019, BCP Stand-alone’s total loans, measured in average daily balances, expanded 6.9% year-over-year. This growth was primarily due to:

- The growth of 6.8% in average daily balances in Middle-Market loans, due to medium and long-term financing and, to a lesser extent, to the increase posted by working capital loans.

- The growth in Retail Banking loans, mainly attributable to Mortgages loans, which increased by 13.3% in average daily balances with respect to 2018.

For a further analysis of the business segment, please see “Item 5.A Operating results – (3) Financial position – 3.1 Total Assets – (i) Loan evolution”.

BCP Bolivia

At the end of 2019, BCP Bolivia’s total assets amounted to S/10.5 billion, which represents a 5.3% increase compared to 2018’s figure (S/10.0 billion in 2018 and S/9.1 billion in 2017). The increase in total assets in 2019 was mainly explained by the growth of our loan portfolio, which grew by 5.3% in 2019 (14.9% in 2018 and 15.0% in 2017).

4.1.2 Portfolio Quality

BCP Stand-alone

The IOL ratio at BCP Stand-alone increased from 2.65% in 2018 to 2.69% at the end of 2019. The ratio in 2019, similar to 2018, was stable and within our risk tolerance. For an analysis of the ratio per business segment see “Item 5.A Operating results – (3) Financial position – 3.1 Total Assets – (ii) Portfolio quality” (bullets one to six).

BCP Stand-alone’s net provisions for loan losses (expense on the income statement) increased by 31.7%, which was primarily due to (i) the higher provisions in the consumer segment, in line with the growth in digital loans, which target higher risk clients, but generate higher income; (ii) the deterioration of loans to financed fixed assets in the SME-Pyme business; and (iii) the growth in credit card provisions, in line with the increase in individual indebtedness.

BCP Bolivia

BCP Bolivia’s net provisions for loan losses increased by 16.3% due to the political uncertainty during 2019. Nevertheless, the internal overdue ratio has improved by 14 basis points, from 1.89% in 2018 to 1.75% in 2019, in line with the increase in write-offs during 2019.

4.1.3 Funding Structure

BCP Stand-alone

At the end of 2019, BCP Stand-alone’s total funding increased by 4.6% (in comparison to 2.8% in 2018 and 8.5% in 2017), mainly due to higher volumes of total deposits, which increased by 7.5% during 2019.

Due to ongoing growth, total deposits reflected an increase in the share of total funding, which represented 73.8% for 2019 (in comparison to 71.8% and 68.2% for 2018 and 2017, respectively). The aforementioned was mainly due to (i) growth in savings deposits, 7.8% YoY, which reflects the results of campaigns to capture savings, mainly through digital channels, and (ii) the increase in time deposits, 5.2% YoY.

The increase in deposits offset the reduction of (i) BCRP Instruments and (ii) bonds and notes issued.

BCP Bolivia

At the end of 2019, BCP Bolivia increased its total funding by 5.2%, in comparison to 9.2% in 2018, and 15.7% in 2017. This is attributed to an increase in (i) total deposits (+1.2%), and (ii) repurchase agreements (+343.2%).

4.1.4 Financial ratios

BCP Stand-alone’s net earnings contribution to Credicorp totaled S/3,163.2 million in 2019, which represented a 10.7% increase with regard to the S/2,858.2 million reported in 2018 (S/2,565.2 million in 2017). This was a result of a rise in interest and dividend income in line with growth in loans.

BCP Stand-alone’s ROAE contribution to Credicorp was 20.4% in 2019 (versus 20.3% in 2018 and 2017). The evolution in 2019 reflects (i) a rise in net interest income as a result of a larger increase in interest and dividend income compared to the increase in interest expenses, (ii) an improvement in fee income due to an increase in (a) drafts and transfers and (b) payments and collections, and (iii) an increase in net gain on securities due to sales of fixed income securities.

Net interest margin (NIM) was situated at 4.79% in 2019. This represented a rise of 27 basis points with regard to 2018’s NIM (4.53% in 2018 and 4.50% in 2017). This increment was in line with the growth in retail loans, which have higher margins.

In 2019, the efficiency ratio at BCP Stand-alone improved by 110 basis points, from 41.8% in 2018 to 40.7% for 2019. This improvement was due to the higher growth of operating income compared to the increase of operating expenses. The increase in operating income was due primarily to the growth in interest income on loans, which went hand-in-hand with an increase in average daily balances. The aforementioned offset the growth in administrative expenses, mainly for consultant and marketing expenses.

4.2 Microfinance

4.2.1 Assets Structure

The total asset level at Mibanco was situated at S/13.7 billion as of December 31, 2019 (versus S/13.2 billion as of December 31, 2018 and S/12.4 billion as of December 31, 2017). The 3.9% increase in total assets in 2019 reflects the growth in the loan portfolio, which was driven by business expansion. This was offset by a decrease in short-term investments after a strategy was implemented to optimize the structure of the balance.

On December 31, 2019, Mibanco’s loans posted growth of 6.8% year-over-year (compared to 6.1% and 8.8% in 2018 and 2017 respectively). This expansion was primarily attributable to an increase in loans in the small business segment, which grew 9.5% in 2019 (versus growth of 9.2% in 2018 and 11.8% in 2017). The aforementioned offset the drop in loans in the microbusiness segment, which registered a decrease of 0.9% in 2019 (versus increase of 2.7% in 2018 and 8.2% in 2017). The small business and microbusiness segments represented a higher share of total loans in 2019 with shares of 60.0% and 26.2% respectively. Additionally, Mibanco’s loan portfolio was highly concentrated in Soles as LC loans represented 99.5% of total loans as of December 31, 2019 (versus 99.2% as of December 31, 2018 and 98.8% as of December 2017).

Short-term investments fell 32.2% in 2019 (increase of 9.1% in 2018 and 20.4% in 2017); this was associated with the sale of BCRP Certificates of Deposits and in line with the strategy to optimize the balance structure. The loan portfolio represented 79.5% of total interest-earning assets in 2019 (compared to 75.3% in 2018).

4.2.2 Portfolio Quality

Mibanco’s cost of risk ratio, which is defined as net provisions for loan losses over total loans, was situated at 3.80% on December 31, 2019. This reflected an improvement of 47 basis points, over the 4.27% reported on December 31, 2018 (4.20% on December 31, 2017). This was the result of operating improvements in the origination and collections processes:

•	Adjustments in credit policies and models

•	Focus on early collections and improving the scheme of incentives for the sales force

•	Development of new channels and collections strategies.

Mibanco has been raised two places in the ranking of acceptance quality to situate among the top 4 performers in the microfinance market.

4.2.3 Funding Structure

On December 31, 2019, total liabilities at Mibanco were situated at S/11.7 billion, which represented an increase of 2.9% with regard to the total liabilities reported at the end of 2018 (S/11.3 billion at the end of 2018 and S/10.7 billion at the end of 2017). In 2019, Mibanco’s funding strategy reflected an increase in retail deposits and amounts due to other banks and a decrease in institutional deposits and bond debt.

In 2019 total deposits continued to represent the largest source of funding, accounting for 73.4% (75.2% in 2018 and 70.2% in 2017) of total liabilities. In 2019 growth in deposits was led by retail channels while institutional deposits decreased considerably. In this context, retail time and retail savings deposits grew 26.6% and 24.9% respectively. Consequently, retail deposits posted an increase in their share of total funding, going from 35.8% in 2018 to 44.3% in 2019. This new funding structure caused our funding cost to fall and has reduced the concentration of depositors.

In 2019, Mibanco increased its loans with other banks to take advantage of lower interest rates. Financing through bonds and notes issued fell due to the expiration of issuances.

4.2.4 Financial ratios

Net earnings at Mibanco totaled S/400.7 million in 2019, which represented a 13.3% decrease with regard to the S/462.1 million reported in 2018 (S/399.1 million in 2017). Net earnings attributable to Credicorp totaled S/391.7 million in 2019, which was 12.0% lower than last year’s result (S/445.2 million in 2018 and S/371.9 million in 2017).

Mibanco’s ROAE contribution to Credicorp was 20.1% (versus 25.9% and 24.4% in 2018 and 2017 respectively). The evolution in 2019 reflects (i) a drop in net interest income; (ii) an improvement in net provisions for loans losses, which was attributable to improvements in acceptance and portfolio quality; (iii) an increase in non-financial income, driven by fees from bancassurance; and (iv) an increase in operating expenses due growth in the headcount of the sales force.

Net interest margin (NIM) was situated at 14.88% in 2019. This represented a drop of 76 basis points with regard to last year’s NIM (15.64% in 2018 and 15.71% in 2017). The aforementioned was attributable to a decrease in the interest rates offered in the microfinance market in a context of heightened competition. Interest rate cuts were partially offset by growth in the small business portfolio.

In 2019, the efficiency ratio at Mibanco was situated at 52.9%, which topped the 48.0% and 49.7% registered for 2018 and 2017 respectively. This result was attributable to an increase in operating expenses, which was directly associated with higher expenses to increase the headcount of the sales force; the decrease in net interest income due to the higher competition; and the investment in strategic projects, which will drive development of future capacities.

4.3 Insurance & Pensions

(i) Grupo Pacifico

Grupo Pacifico’s net profit before non-controlling interest was S/381.5 million in 2019, 8.0% higher than its S/353.3 million reported in 2018 (compared to S/325.0 million in 2017). Higher net profit was mainly associated with an increase in (i) P&C insurance business, which represented S/73.5 million in 2019, 53.4% higher than the S/47.9 million reported in 2018 (compared to S/93.1 million in 2017); (ii) Corporate health insurance and medical services (includes only 50% of business due to association with Banmedica), which represented S/53.5 million in 2019, 6.5% higher than the S/50.2 million reported in 2018 (compared to S/41.2 million in 2017); and (iii) Crediseguros, which represented S/19.5 million in 2019, 9.3% higher than the S/17.9 million reported in 2018 (compared to S/12.7 million in 2017). The aforementioned was attenuated by Life insurance business, which represented S/234.8 million in 2019, 1.0% slightly below the S/237.1 million reported in 2018 (compared to S/183.2 million in 2017).

Grupo Pacifico’s net profit contribution to Credicorp was S/376.9 million in 2019, 8.0% higher than the S/349.1 million reported in 2018.

Grupo Pacifico’s 8.0% growth in net profit before non-controlling interest from 2018 was due to (i) an important growth in net financial income, (ii) higher written premiums in both businesses, and (iii) efficiency in acquisition cost and lower operating expenses ratios. The aforementioned was attenuated by the increase in net claims in both businesses.

Grupo Pacifico reported written premiums of S/3,664.1 million in 2019, which represented an increase of 7.2% compared to 2018. This was mainly attributable to the disability and survivorship lines, personal lines, medical assistance and automobile lines businesses, but attenuated by group life and annuity.

Written premiums (1)

	2017(2)	2018	2019
	(in thousands of Soles)
TOTAL WRITTEN PREMIUMS (3)	2,981,313	3,419,303	3,664,067
Property and Casualty Business	1,474,897	1,585,193	1,668,763
Commercial Lines	441,817	469,733	441,540
Personal Lines (4)	264,661	286,147	340,889
Automobile	374,683	382,269	401,512
Medical Assistance	393,736	447,044	484,822
Life Business	1,468,965	1,787,445	1,942,239
Annuities Line	358,481	561,098	471,953
Credit Life	415,728	477,493	488,853
Individual Life	332,781	364,822	381,999
Group Life	217,577	231,520	213,364
Disability and Survival	144,398	152,512	386,070
Crediseguros	37,452	46,664	53,066

(1)	The association with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) must be reported as an investment in subsidiaries and do not consolidate in Grupo Pacifico financial statements. Both businesses are managed by Banmedica, and Grupo Pacifico receives 50% of net earnings.
(2)	The concept of policy fee was not reclassified as written premium in 2017.
(3)	Without eliminations
(4)	From the year 2019 the Personal Accident line is included in Personal Lines in P&C Business.

Financial Ratios

Grupo Pacifico’s ROAE was 14.1% in 2019, higher than its return of 12.9% in 2018. This was explained by (i) higher net financial income in both businesses, (ii) efficiency in acquisition cost and lower operating expenses ratios, (iii) higher underwriting results in the P&C business, and (iv) continuous growth in health insurance and medical services. These effects were attenuated by higher net claims in the life business.

ROAE (1)	2017	2018	2019
Grupo Pacifico	12.5%	12.9%	14.1%
Grupo Pacifico (2)	15.8%	16.0%	16.5%

(1)	Annualized and average are determined as the average of period beginning and period ending. Includes 50% of corporate health insurance and medical services business results due to the agreement with Banmedica. Figures do not include eliminations for Credicorp’s consolidation purposes
(2)	Exclude unrealized gains or losses.

Property and Casualty Business

Grupo Pacifico’s P&C insurance business achieved net profit of S/73.5 million in 2019, 53.4% higher than the S/47.9 million reported in 2018. This increase is attributable to (i) higher financial income, (ii) an increase in underwriting result, and (iii) a lower operating expenses ratio. This was attenuated by a decrease in translations results and other income.

The net financial income rose 39.8% from 2018, due to (i) higher sales of investments in real estate and (ii) higher sales of securities, mainly by the sale of Peru´s Government bonds.

The underwriting result grew 7.2% from 2018, which was mainly attributable to an increase in written premiums and lower loss ratio, which was attenuated by an increase in acquisition cost. The increased in the underwriting result was due to more insurance policies issued in medical assistance, automobile and personal lines.

Written premiums totaled S/1,668.8 million in 2019, which represented an increase of 5.3% compared to 2018. This increase was mainly attributable to medical assistance, which registered higher sales of oncological and health insurance products; personal lines, which had higher sales of financial products and properties; and automobile insurance, as a result of the recovery of the market. The aforementioned is lower than market growth (8.8%). However, Pacifico maintained the second place in the P&C business with 23.2% of market share as of December 31, 2019, (versus 24.4% at the end of 2018), according to SBS.

Net claims increased 7.4% over the previous year, mainly in Medical Assistance, due to higher average cost of oncological products and mandatory insurance against traffic accidents (SOAT), a program initiated due to an increase in motorcycle insurance frequency. These effects were mitigated by a decrease in automobile claims, which registered a decrease in the average cost after claims were channeled to preferred repair shops. As a result, the loss ratio in 2019 was 54.4% lower than 54.5% in 2018 because of higher premiums and a decrease in automobile claims, as discussed above.

The increase in the acquisition cost was associated with growth in commission mainly attributable to personal lines, due to higher sales in credit card protection product through the bancassurance channel, and medical assistance, due to higher sales by the sales force.

Net Profit and Selected Ratios for Grupo Pacifico’s - P&C business (1)

	2017(2)	2018	2019
	(in thousands of Soles)
Written premiums	1,474,897	1,585,193	1,668,762
Ceded premiums	414,343	434,364	445,380
Reserves	12,789	35,774	23,942
Net earned premiums	1,047,765	1,115,055	1,199,440
Net claims	537,896	607,819	652,743
Acquisition cost (3)	206,407	243,326	263,798
Underwriting result	303,462	263,910	282,899
Net financial income	73,290	56,347	78,760
Total expenses	261,660	273,768	275,495
Other income/loss	21,241	15,429	12,963
Traslation result	644	534	-2,988
Gain (loss) from Grupo Pacifico and Banmedica agreement	-19,757	-14,526	-22,636
Income tax	24,101	1	0
Income before minority interest	93,119	47,925	73,503
Non-controlling interest	0	0	0
Net profit	93,119	47,925	73,503

Loss ratio (4)	51.3%	54.5%	54.4%
Acquisition cost ratio (5)	19.7%	21.8%	22.0%
Operating expenses / net earned premiums	25.0%	24.6%	23.0%
Combined ratio of P&C (6)	96.0%	100.9%	99.4%

(1)	Financial statements without consolidation adjustments.
(2)	The concept of policy fee was not reclassified as written premium in 2017
(3)	Fees + Underwriting expenses, net
(4)	Net claims / Net earned premiums.
(5)	Acquisition cost / net earned premiums
(6)	(Net claims / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Life Business

Grupo Pacifico’s life insurance business’s net profit was S/234.8 million in 2019, 1.0% below the S/237.1 million reported in 2018. This decrease was mainly attributable to (i) an increase in net claims, and (ii) exceptional other income from operational activities registered in 2018. These effects were mitigated by (i) an increase in written premiums, (ii) higher net financial income and (iii) lower acquisition cost.

Grupo Pacifico’s life insurance business reported written premiums of S/1,942.2 million in 2019, which represented an increase of 8.7% compared to 2018. This result is explained by higher sales in the (i) D&S line, after the company won two tranches of SISCO IV (plus one tranche in SISCO III in 2017-2018); (ii) Individual Life, from (a) a new product with profit return called “Devolucion Plus BCP” which was offered through bancassurance, and (b) higher renewal premiums obtained through our sales force; and (iii) Credit Life products, through the bancassurance and alliance channel. These effects contributed to maintaining Grupo Pacifico’s leadership in the market.

In 2019, net claims increased by 41% compared to 2018, mainly for the D&S line, due to the two tranches of SISCO IV and one tranche in SISCO III in 2017-2018. This resulted in an increased loss ratio of 125 basis points from 2018 to 2019.

Financial income showed significant growth of 8.5% in 2019 compared to 2018 as a result of optimal investment management in terms of profitability and control, especially due to an increase in the value of portfolio.

The life insurance business acquisition cost ratio decreased in 2019 compared to 2018 mainly due to the decrease in commissions in Credit Life through the alliance channel, as a result of finishing a contract with an important sponsor.

Net Profit and Selected Ratios for Grupo Pacifico’s- Life business (1)

	2017(2)	2018	2019
	(in thousands of Soles)
Written premiums	1,468,965	1,787,446	1,942,239
Ceded premiums	104,206	108,657	113,551
Reserves	540,851	730,654	657,542
Net earned premiums	823,908	948,135	1,171,146
Net claims	572,991	627,713	882,953
Acquisition cost (3)	378,298	440,329	427,474
Underwriting result	-127,381	-119,907	-139,281
Net financial income	411,992	449,070	487,383
Total expenses	109,877	110,726	122,006
Other income/los	6,923	14,362	6,236
Translations results	1,513	4,320	2,468
Income before minority interest	183,170	237,119	234,800
Non-controlling interest	0	0	0
Net profit	183,170	237,119	234,800

Loss ratio (4)	20.7%	21.1%	33.6%
Acquisition cost ratio (5)	45.9%	46.4%	36.5%
Operating expenses / net earned premiums	13.3%	11.7%	10.4%
Combined ratio of Life (6)	80.0%	79.2%	80.5%

(1)	Financial statements without consolidation adjustments.
(2)	The concept of policy fee was not reclassified as written premium in 2017.
(3)	Fees + underwriting expenses, net
(4)	(Net claims + Financial Income without real estate sales, impairment loss and fluctuation)/ Net earned premiums.
(5)	Acquisition cost / net earned premiums
(6)	(Net claims + Financial Income without real estate sales, impairment loss and fluctuation + Reserves / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Corporate Health Insurance and Medical Services

Corporate health insurance and medical services achieved a net profit of S/106.9 million in 2019, which was 6.5% higher than the S/100.4 million reported in 2018. This net profit is explained by higher Medical services income mainly attributable to health clinics (S/85.0 million in 2019 versus S/77.0 million in 2018) and was attenuated by the decrease in net profit from corporate health insurance, explained by higher claims from an increase in frequency of medical care.

Net Profit and Selected Ratios for Grupo Pacifico’s - Corporate Health Insurance & Medical Services (1)

	2017(2)	2018(2)	2019
	(in thousands of Soles)
Written premiums	933,762	1,013,346	1,092,279
Ceded premiums	2,453	6,483	11,334
Reserves	-374	373	1,068
Net earned premiums	931,683	1,006,490	1,079,877
Net claims	771,793	848,003	921,650
Acquisition cost (3)	58,454	59,991	59,553
Underwriting result	101,436	98,496	98,674
Net financial income	4,491	4,985	5,760
Total expenses	74,154	74,902	74,806
Other income/loss	1,823	5,223	2,789
Traslations results	-154	115	101
Income tax	10,657	10,538	10,575
Net profit Corporate health insurance	22,785	23,379	21,943
Medical Services	59,642	77,027	85,009
Net profit	82,427	100,406	106,952

Loss ratio (4)	82.8%	84.3%	85.3%
Acquisition cost ratio (5)	6.3%	6.0%	5.5%
Operating expenses / net earned premiums	8.0%	7.4%	6.9%
Combined ratio (6)	97.1%	97.7%	97.8%

(1)	Financial statements without consolidation adjustments.
(2)	The concept of policy fee was not reclassified as written premium in 2017.
(3)	Fees + underwriting expenses, net
(4)	(Net claims)/ Net earned premiums.
(5)	Acquisition cost / net earned premiums
(6)	(Net claims / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Underwriting, Actuarial and Reinsurance

Underwriting guidelines for substantially all P&C and Corporate Health Insurance risks are developed by profit centers in collaboration with the actuarial staff.  Grupo Pacifico’s P&C unit has an engineering staff which inspects most medium and medium-to-large commercial property insured for risks prior to underwriting and third party surveyors are employed to inspect smaller and/or lower risk property. Pricing and underwriting guidelines, rates and approval thresholds for these risks are periodically reviewed by the profit centers with actuarial staff and reported to the Risk Committee.  Conditions are monitored continuously to ensure they are within competitive market conditions and profitability targets.

Grupo Pacifico’s P&C insurance business transfers risks to reinsurers in order to limit its maximum aggregate potential losses and minimize exposures on large individual risks. Reinsurance is placed with reinsurance companies based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. The P&C insurance business acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements and/or the interests of Peruvian clients in the Latin American region.

Historically, Grupo Pacifico’s P&C insurance business has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In 2012 Grupo Pacifico’s P&C insurance business negotiated proportional reinsurance support for this portfolio, which it maintains as of December 31, 2019. Grupo Pacifico’s P&C insurance business has property catastrophe reinsurance coverage in place that covers its probable maximum loss under local regulatory requirements. However, there can be no assurance that a major catastrophe would not have a material adverse impact on Grupo Pacifico’s financial condition and/or its operations.

Heavy rains caused by the El Nino Phenomenon in early 2017 generated losses in Grupo Pacifico’s P&C insurance business of approximately US$131.1 million (through December 31, 2019), of which approximately 95.0% was ceded to reinsurers and coinsurers. Approximately 5.0% constituted net retained losses, which was within the risk appetite and risk tolerance parameters set by Grupo Pacifico’s risk management unit and approved by our Risk Committee.

In 2019, Grupo Pacifico’s total ceded reinsurance premiums totaled approximately US$167.1 million (approximately 15.5% of total group written premiums), of which approximately 96% were ceded to carriers with A- and above ratings.

Grupo Pacifico’s life insurance business holds excess of loss reinsurance contracts for its individual life, personal accident, group life and credit life products; and in the case of work compensation risk insurance and D&S products, a quota share contract is held. Catastrophic reinsurance contracts cover all of Grupo Pacifico’s life lines (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the annuity line. Life premiums ceded to reinsurers represented less than 6% of the life business written premiums in 2019.

Investment portfolio

Grupo Pacifico’s investments are made primarily to meet its solvency equity ratio and to provide reserves for its claims. Investments are managed by product within (i) the property and casualty lines, and (ii) the life and annuities lines, and are designed to contain sufficient assets to match the company’s liabilities and to comply with the specific technical requirements of each business line. Grupo Pacifico has adopted strict policies related to investment decisions that are reviewed and approved by Grupo Pacifico’s Board of Directors. Its investment strategy is reviewed by the Investment Committee and the Board of Directors on a monthly basis. Grupo Pacifico invests in local and international markets, emphasizing investments in Peru, the U.S. and Latin America.

As of December 31, 2019, the market value of Grupo Pacifico’s investment portfolio was S/11,621 million, which included mainly S/484 million in equity securities, S/1,147 million in investment properties, and S/9,990 million in fixed income instruments. The portfolio is diversified and follows an asset-liability management strategy focused on cash flow, duration and currency matching of assets (portfolio) and liabilities (reserves), and on supporting Grupo Pacifico’s capital structure. Grupo Pacifico’s financial income increased 11.9% in 2019 (to S/566.1 million, from S/505.7 million in 2018).

(ii) Prima AFP

As of December 31, 2019, the number of affiliates in Prima AFP was 2.4 million, higher than 2.1 million in 2018 and 1.7 million in 2017. This increase was primarily driven by Prima AFP’s winning the Third Pension Tender (May 2017- June 2019), as a result of which new members of the SPP join Prima AFP by default.

Prima AFP’s FuMs totaled S/54.2 billion in 2019, up 13.3% compared to the prior year (S/47.9 billion) and 10.1% in comparison to 2017 (S/49.3 billion). The increase was mainly driven by the results of the third tender, which caused an increase in enrollment, and the above average return of the FuMs. In 2019, nominal annual yields were 4.4%, 15.3%, 13.1%, and 5.7% for Funds 0, 1, 2, and 3, respectively. Since 2006, Prima AFP’s nominal annualized yields were 6.9%, 7.6%, and 6.2% for Funds 1, 2, and 3 respectively, which were higher than the SPP’s Funds 1 and 2 performances overall, according to the SBS.

Prima AFP’s revenues were S/403.3 million in 2019, higher than S/379.7 million and S/384.4 million revenues for 2018 and 2017, respectively. The increase in 2019 was primarily a result of winning the Third Pension Tender. Additionally, operating expenses were S/172.1 million in 2019, representing an increase compared to S/171.7 million in 2018 and S/182.9 million in 2017, due to organizational restructuring and cost reduction initiatives through all the company.

Prima AFP’s net profit was S/196.6 million in 2019, which was an increase compared to S/139.6 million in 2018 and S/140.1 million in 2017. In 2019, Prima AFP’s ROAE increased to 29.5%, compared to 22.3% and 22.9% in 2018 and 2017, respectively.

The following table summarizes the administration fees charged by the SPP’s AFPs in 2019 (since May 2019):

	Remuneration scheme	Mixed-commission scheme
AFP	Monthly fee on salary	Monthly fee on salary	Annual fee on funds
Prima AFP	1.60%	0.18%	1.25%
AFP Integra	1.55%	0.00%	0.82%
Profuturo AFP	1.69%	0.67%	1.20%
AFP Habitat	1.47%	0.38%	1.25%

As of December 31, 2019, Prima AFP had S/982.6 million in assets (compared to S/874.6 million and S/882.9 million as of December 31, 2018 and December 31, 2017, respectively), S/284.6 million in liabilities (compared to S/241.3 million and S/263.7 million as of December 31, 2018 and December 31, 2017, respectively), and shareholders’ equity of S/697.9 million (compared to S/633.3 million and S/619.2 million as of December 31, 2018 and December 31, 2017, respectively).

In December 2018, Prima AFP participated in the Fourth Pension Tender; however, it was awarded to another pension fund. As a result, new members of the SPP will no longer enroll in Prima AFP, beginning in May 2019. From then on, Prima AFP’s growth in affiliates will be driven by transfers from other pension funds.

4.4 Investment Banking and Wealth Management

Our Investment Banking and Asset Management LoB registered a net profit of S/230 million in 2019. Throughout the year, although we were exposed to social and political turbulence in the region that affected the dynamism of certain businesses, we managed to maintain our leading position in financial advisory in the region. Our strategies and adaptation to market fluctuations in the management of proprietary portfolios and the expansion of the portfolio of products and services offered in our Asset Management and Wealth Management businesses allowed us to achieve revenues that exceeded what was recorded in 2018 by 9%. This result, accompanied by efficient expense management, allowed us to improve the levels of cost-to-income.

It should be noted that, during 2019, the acquisition of Ultraserfinco and its subsidiaries, an investment advisory company licensed to operate as a stockbroker in Colombia and a broker-dealer and financial advisor in the US (via Ultralat), was completed. This acquisition will consolidate our Wealth Management business and complement our geographical presence, given its importance in Medellin, Colombia, where Credicorp Capital seeks to grow.

(i) Corporate Finance

Our Corporate Finance business was affected by a context of lower corporate activity, resulting in a reduced number of mandates, mainly in lending and M&A operations, compared to 2018. However, there were a series of large-scale operations that were executed throughout the year: Loans to Kallpa Generacion and UNACEM in Peru; M&A advisory to Bogota Energy Group for the purchase of Electro Dunas of Peru, which resulted in an important cross-border transaction jointly achieved by the Peruvian and Colombian teams; and finally, several bond issues by Banco de Credito del Peru in the international market and Colegios Peruanos – Innova Schools, the first public social bond issued in Peru.

(ii) Asset Management

Our Asset Management business, once again, had a year with good results, sustained mainly by the growth in alternative funds, where the development of a regional platform continues through funds that invest in Real Estate Assets, Infrastructure and Private Debt and also by the growth in the sale of structured products and third-party funds to private banking clients. Likewise, we highlight the confidence maintained by institutional clients in our traditional funds, attracted by an offer of products that maintain international standards, competitive returns, and an investment team with high knowledge and specialization in the Latin American market. In 2020, one of the main objectives for the business is to expand our offering outside the region through our fund platform in Luxembourg, which in 2019 exceeded US$480 million in managed assets, mainly from institutional clients in the region.

In total, assets under management, aggregating institutional clients and retail clients, exceeded S/61 billion in 2019, which implies a growth of 6% compared to the end of 2018.

	2017	2018	2019
	Soles in millions
AuM – Peru (1)	24,641	25,260	24,832
AuM – Colombia	10,717	11,996	12,153
AuM – Chile	23,112	20,719	24,494
Total AuM	58,470	57,975	61,479
Total AuC (2)	65,519	63,984	68,829

(1)	Includes AuMs in ASB. Includes AuM for which there is a service agreement between ASB and Credicorp Capital for the latter to perform functions as Portfolio Manager (ASB funds in millions of Soles are: S/5,885, S/6,818 and S/5,563 in 2017, 2018 and 2019, respectively).
(2)	Assets under Custody.

(iii) Capital Markets

In 2019, our Capital Markets business obtained very good results in the management of proprietary trading positions, which recovered significantly compared to the previous year, in the context of more favorable market conditions, though always with certain volatility. Long and short positioning strategies together with hedging strategies with derivatives instruments resulted in favorable outcomes for the business. On the other hand, our Sales business had a more static year, but we managed to maintain leadership positions in both fixed income and equities intermediation.

Finally, it should be noted that, in alignment with the company's strategy of jointly managing the businesses of Credicorp Capital and ASB, we completed the transfer of a Chilean equities proprietary portfolio to ASB, which adds to the Peruvian Local Fixed Income portfolio transferred at the end of 2018 and an International Fixed Income portfolio transferred in 2017.

Capital Markets Securities Portfolio

	2017	2018	2019
Traded volume	in millions of Soles
Equity securities – Peru [1]	15,760	10,511	7,594
Fixed income – Peru [1]	11,478	21,572	44,065
Equity securities – Colombia [2]	18,892	17,818	16,154
Fixed income – Colombia [2]	299,423	434,723	191,248
Equity securities – Chile [3]	24,175	27,519	23,834
Fixed income – Chile [3]	98,381	136,932	99,931

(1)	Peru: BVL information. Fixed income data also includes information from Datatec platform. Does not include repo operations.
(2)	Colombia: Colombia Stock Exchange information. Fixed income data also includes Banco de la Republica’s information. Does not include repo operations.
(3)	Chile: Santiago Stock Exchange information. Fixed income data includes financial intermediation operations. Equity securities include operations with investment fund shares and foreign stock. Does not include repo operations

(iv) Wealth Management

Our Wealth Management business had a year with different results across countries: Revenues grew in Colombia and Chile but were offset by a reduced income in Peru. Assets under Management for private banking clients reached a total of S/53.5 billion (an increase of 7% compared to what was observed in 2018).

In Colombia and Chile, both revenues and AUMs increased compared to 2018 boosted by the business expansion project in the region carried out by the company. In Peru, deposits were significantly reduced, affecting total revenues (a decrease of 7% compared to 2018) but we still managed to grow in AUMs compared to 2018.

For 2020, following what we started in 2019, the main initiative is to standardize and expand the integral private banking advisory model at a regional level and to deploy the full value proposal of Wealth Management (including Lending, Wealth & Financial Planning and Family Office). Wealth Management is also going to expand in Colombia and USA through Ultraserfinco and Ultralat.

Wealth Management Assets under Management

	2017	2018	2019
	in millions of Soles
WM AuMs Peru (1)	35,282	39,204	40,332
WM AuMs Colombia (2)(3)	3,242	3,221	4,506
WM AuMs Chile (2)	6,906	7,540	8,700
Total WM AuMs	45,430	49,965	53,538
Total WM Clients (2)(3)	3,899	3,757	4,083

(1)	Includes AuMs booked in ASB
(2)	Estimated. Includes clients with net worth over US$1 million
(3)	Does not include Ultraserfinco and subsidiaries.

(v) Other Relevant Businesses

Our Trust Services Business, which mainly includes income from custody of securities in Peru and administration of trusts in Peru and Colombia, also had a positive year in 2019 with a growth of 15% compared to 2018. Finally, a new Strategic Asset Allocation at ASB was defined for 2019, so that the long-term portfolio went from an approximated balance of US$800 million at the end of 2018 to just under US$500 million at the end of 2019. The strategies followed throughout the year, favored by good market conditions, allowed us to reduce the size of the portfolio with significant profits for the company.

5. B      Liquidity and Capital Resources

(1) Capital Adequacy Requirements for Credicorp

SBS Resolution 11823-2010 established the methodologies for calculating the regulatory capital and capital requirements for financial and mixed conglomerates. Article 4 of SBS Resolution 11823-2010 identifies two categories of consolidated groups: (i) the financial system consolidated group and (ii) the insurance system consolidated group. A combined group of companies formed by these two categories of entities is called a financial group. The financial system consolidated group, the insurance system consolidated group, and the financial group are each required to hold regulatory capital that is greater than or equal to the capital requirements applicable to each respective group.

The capital requirements applicable to the financial group are the sum of the capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group. The capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group are the sum of the capital requirements applicable to the companies that belong to each respective group. For unsupervised companies, regulatory capital is required to be the greater of: (i) 10% of third party assets or (ii) the ratio of third party assets over total assets multiplied by the sum of paid-in-capital, legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements net of current and past years’ losses.

Article 6 of SBS Resolution 11823-2010, provides that regulatory capital of the consolidated groups comprises the sum of basic capital and supplementary capital and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (that is, earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); and
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

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) and (ii) of Tier 1 capital net of the deductions in (a), (b), and (c) in this paragraph.

•	Supplementary Capital: Supplementary capital comprises the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;
(ii)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;
(iii)	for banks using the SAM, the generic loan loss provision up to 1.25% of total credit risk-weighted assets; or, alternatively, for banks using the IRB, the generic loan loss provision up to 0.6% of total credit risk-weighted assets (pursuant to Article 189 of Law No. 26702); and
(iv)	half of the amount referred to in “Deductions” below. Tier 3 capital comprises consolidated redeemable subordinated debt that is incurred with the sole purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	for the financial system consolidated group, all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; for the insurance system consolidated group, all investments in shares and subordinated debt issued by other local or foreign insurance companies;
(ii)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;
(iii)	for the financial system group, the amount by which (a) an investment in shares issued by a real sector company which is neither part of the holding nor part of the negotiable portfolio exceeds 15% of the financial system consolidated group’s regulatory capital; and (b) the amount by which the aggregate amount of all investments in shares issued by real sector companies which are not part of the Conglomerate and which are not part of the financial system consolidated group’s negotiable portfolio exceeds 60% of the regulatory capital.

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

Article 10 of SBS Resolution 11823-2010 provides that regulatory capital of the financial group is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital comprises:

(i)	paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements (that is, earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); and
(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS.

Items deducted from Tier 1 capital include:

a.	current and past years’ losses;
b.	deficits of loan loss provisions;
c.	goodwill resulting from corporate reorganizations or acquisitions; and
d.	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;
(ii)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;
(iii)	the generic loan loss provision included in the supplementary capital of the financial consolidated group; and
(iv)	half of the amount referred to in “Deductions” below.

Tier 3 capital comprises consolidated redeemable subordinated debt computed in the consolidated groups.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;
(ii)	all investments in shares and subordinated debt issued by entities that are part of the Conglomerate but do not belong to any of the consolidated groups;
(iii)	all investment in shares issued by real sector companies that are not part of the Conglomerate and the negotiable portfolio, computed as deductions in the financial system consolidated group.

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group under IFRS rules, as of December 31, 2017, 2018 and 2019:

Regulatory Capital and Capital Adequacy Ratios

	2017	2018	2019
	In millions of Soles
Capital stock	1,319	1,319	1,319
Treasury stocks	-209	-208	-208
Capital surplus	272	246	226
Legal and other capital reserves (1)	14,648	17,599	19,438
Minority interest (2)	349	311	393
Loan loss reserves (3)	1,394	1,591	1,691
Perpetual subordinated debt	729	675	-
Subordinated debt	4,521	4,770	4,410
Investments in equity and subordinated debt of financial and insurance companies	-664	-648	-701
Goodwill	-636	-591	-835
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-
Deduction for Tier I limit (50% of regulatory capital) (4)	-	-	-
Total Regulatory Capital (A)	21,723	25,063	25,732
Tier I (5)	12,644	13,498	14,010
Tier II (6) + Tier III (7)	9,079	11,565	11,722
Financial Consolidated Group (FCG) Regulatory Capital Requirements	17,386	19,629	20,751
Insurance Consolidated Group (ICG) Capital Requirements	913	1,020	1,200
FCG Capital Requirements related to operations with ICG (8)	-288	-212	-329
ICG Capital Requirements related to operations with FCG (9)	-	-	-
Total Regulatory Capital Requirements (B)	18,011	20,437	21,622
Regulatory Capital Ratio (A) / (B)	1.21	1.23	1.19
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1)	Legal and other capital reserves include restricted capital reserves (PEN 13,465 million) and optional capital reserves (PEN 5,972 million).
(2)	Minority interest includes Tier 1 (PEN 000 million)
(3)	Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(4)	Tier 2 + Tier 3 cannot be more than 50% of total regulatory capital.
(5)	Tier 1 = capital + restricted capital reserves + Tier 1 minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.
(6)	Tier 2 = subordinated debt + Tier 2 minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).
(7)	Tier 3 = Subordinated debt covering market risk only.
(8)	Includes regulatory capital requirements of the financial consolidated group.
(9)	Includes regulatory capital requirements of the insurance consolidated group.
(10)	Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and by which minimum liquidity ratios were established. The ratio of liquid assets as a percentage of short-term liabilities, as strictly defined by the SBS, must exceed 8% for Soles-based transactions, and 20% for foreign exchange-based transactions. The aggregate average daily ratios of BCP and Mibanco during the month of December 2019 were 29.40% and 48.78% for Soles and foreign exchange-based transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP and Grupo Pacifico complied with all of their payment obligations.

The available sources of excess liquidity for Soles and foreign exchange-based transactions for BCP are as follows. Information with respect to BCP and Mibanco has been aggregated for December 2018 and 2019:

	2015	2016	2017	2018*	2019
SOLES RATIO	in thousands of Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles
CURRENT ASSETS
Cash	2,233,768	2,131,788	2,422,969	2,756,830	2,721,004
Deposits in BCRP and Deposits in Peruvian and foreign banks	657,023	948,842	760,889	1,022,386	909,908
Peruvian Government treasury bonds and BCRP certificates of deposit	6,686,175	8,634,453	12,931,240	11,196,330	12,722,970
Others		40,411		46,281	21
Total	9,576,966	11,755,494	16,115,098	15,021,827	16,353,903
CURRENT LIABILITIES
Demand deposits	9,493,236	10,233,993	12,820,189	13,808,266	16,381,056
Saving deposits	11,443,247	12,591,901	14,041,156	16,764,646	19,022,347
Time deposits	10,796,239	11,643,949	12,484,275	15,888,770	16,734,279
Others	2,180,340	2,582,533	2,408,699	2,220,649	3,489,061
Total	33,913,062	37,052,376	41,754,319	48,682,331	55,626,743
Current ratio	28.24	31.73	38.60	30.86	29.40

* Figures differ from previously reported, please consider the data presented on this report.

	2015	2016	2017	2018	2019
FOREIGN EXCHANGE RATIO	in thousands of Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles
CURRENT ASSETS
Cash	318,747	413,027	583,988	852,344	395,752
Deposits in BCRP and Deposits in Peruvian and foreign banks	4,193,257	3,578,883	4,623,916	4,134,392	5,867,898
Peruvian Government treasury bonds and BCRP certificates of deposit	123,156	0	171,122	97,867	0
Others	216,234	153,400	658	21,277	19,023
Total	4,851,394	4,145,310	5,379,684	5,105,880	6,282,673
CURRENT LIABILITIES
Demand deposits	4,604,779	4,682,113	4,602,652	4,727,741	4,968,859
Saving deposits	3,135,044	3,399,034	3,689,212	3,812,589	3,958,174
Time deposits	3,528,667	2,252,924	3,191,678	2,588,207	3,025,493
Others	1,783,898	1,291,847	1,348,370	1,915,356	926,333
Total	13,052,388	11,625,918	12,831,912	13,043,893	12,878,859
Current ratio	37.17	35.66	41.92	39.14	48.78

The capability of replacing interest-bearing deposits at their maturity is a key factor in determining liquidity requirements, as well as the exposure to interest and exchange rate risks. BCP Stand-alone’s retail banking group has developed a diversified and stable deposit base and its private banking group has developed a stable deposit base that, in each case, provides us with a low-cost source of funding. This deposit base has traditionally been one of our greatest strengths. The deposit-gathering strategy has focused on products considered as BCP Stand-alone’s core deposits: demand deposits, savings, time deposits and severance indemnity deposits. Other sources of funds and liquidity, which are mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds, and notes issued, are of a considerably lower significance compared to our core deposits.

Corporate policies have been implemented by the Group for liquidity risk management. These policies are consistent with the appropriate characteristics of each operating segment, in where each of the Group companies operates. The Risk Committee establishes limits and autonomy models to determine the adequate liquidity indicators to be managed.

Universal banking and Microfinance

Liquidity risk exposure is based on indicators such as the Internal Liquidity Coverage Ratio (ILCR) which measures the amount of liquid assets available to meet needs that would result from cash outflows within a given stress scenario for a period of 30 days, and the Internal Net Stable Funding Ratio, which is intended to ensure that long-term assets are financed with a minimum number of stable liabilities within a prolonged liquidity crisis scenario (funding crisis); the latter indicator functions as a minimum compliance mechanism that supplements the ILCR. The core limits of these indicators are 100% and any excess is presented to the Credicorp Treasury and ALM Risk Committee, Credicorp Risk Committee and ALM Committee of the respective subsidiary. Furthermore, Credicorp has internal appetite risk limits that are monitored and reported on to the Credicorp Treasury and ALM Risk Committee.

Insurance

Liquidity risk management follows a particular approach reflecting the nature of the business. For annually renewable businesses, the focus of liquidity is the quick availability of resources in the event of a systemic event (e.g., an earthquake). For this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term insurance businesses, given the nature of the products offered and the contractual relationship with customers, the liquidity risk is not material. Rather, the focus is on maintaining a sufficient flow of assets and matching their maturities with the maturities of obligations (e.g., the mathematical technical reserve). For this purpose, there are indicators that measure the asset/liability sufficiency and adequacy, as well as calculations of economic capital subject to interest rate risk.

Pension funds

Liquidity risk management is differentiated between the fund administrator and the funds being managed. Liquidity risk management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported by the collection of commissions. Also, the fund administrator does not record unexpected outflows of liquidity, because main financial obligations are payroll payments, taxes, reserve requirements and other accounts payable to suppliers. Liquidity risk in the funds managed (pension funds) is focused on meeting liquidity requirements due to scheduled pension payments, funds transfers to other AFP, withdrawals of voluntary contributions or any other concept deemed necessary to be included in estimations. For this purpose, the company holds highly liquid assets as part of the managed portfolios to meet these cash requirements.

Investment banking

Liquidity risk principally affects the security brokerage. In managing this risk, limits on the use of liquidity have been implemented to promote matching maturities by dealing desk. Follow-up liquidity assessments are performed on a daily basis for a short-term horizon covering imminent settlements. If short-term unmatched maturities are observed, repurchase agreements are used. On the other hand, structural risk is not significant given the low levels of debt, which are monitored regularly using financial planning tools.

The following table presents our core deposits, other deposits and other sources of funds without accrued interest:

	At December 31,
	2017	2018	2019
	(in thousands of Soles, except percentages)
Core Deposits:
Demand deposits	29,770,276	32,515,163	34,213,188
Savings deposits	28,633,099	32,593,979	35,179,770
Severance indemnity deposits	7,170,934	7,571,375	7,897,199
Total core deposits	65,574,309	72,680,517	77,290,157

Other Deposits:
Time deposits	30,184,314	30,426,744	32,853,576
Bank certificates	959,051	876,863	1,180,461
Total deposits	96,717,674	103,984,124	111,324,194

Payables from repurchase agreements and security lending	13,415,843	9,415,357	7,678,016

Due to banks and correspondents	7,954,271	8,397,111	8,797,995

Bonds and notes issued	16,049,234	15,270,665	14,766,848

Total sources of funds	134,137,022	137,067,257	142,567,053
Core deposits as a percent of total deposits	67.8%	69.9%	69.4%
Core deposits as a percent of total sources of liquid funds	48.9%	53.0%	54.2%

BCP Stand-alone is required to keep deposits with the Peruvian Central Bank as legal reserves. The amount of required deposits with the Peruvian Central Bank is determined as a percentage of the deposits and other liabilities owed by BCP Stand-alone to its clients. The current requirement is approximately 5.01% of BCP Stand-alone’s Soles-denominated deposits and approximately 35.06% of BCP Stand-alone’s US Dollar-denominated deposits as of December 31, 2019. See “Item 4. Information on the Company – 4.B Business Overview - (9) Supervision and Regulation – 9.2 BCP Stand-alone and Mibanco – 9.2.7 The Peruvian Central Bank monetary and macro-prudential policy.” Legal reserves are intended to ensure availability of liquid funds to cover withdrawals of deposits. Additionally, we have significant investments of excess liquid funds in short-term Central Bank certificates of deposits.

The following table presents our deposits at the Peruvian Central Bank and our investments in Peruvian Central Bank certificates of deposit:

	At December 31,
	2017	2018	2019
	(in thousands of Soles, except percentages)
Funds at Peruvian Central Bank
Deposits	15,136,245	13,206,885	18,367,651
Certificates of deposit	10,026,038	9,829,584	8,665,272
Total funds at Peruvian Central Bank	25,162,283	23,036,469	27,032,923
Total funds at BCRP as a percent of total deposits (*)	26.0%	22.2%	24.3%

(*) Total deposits exclude interest payable.

As of December 31, 2019, we had uncommitted credit lines with various banks, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from Cofide, CAF, and other international lenders. The transactions relating to these credit lines include import and export transactions and average annual rates (including Libor) ranging from 3.17% to 8.67%. As of December 31, 2019, we maintain S/8,593.0 million in such credit lines, secured by the collection of BCP Stand-alone’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution. See Notes 15(a) and (c) to the Consolidated Financial Statements. As of December 31, 2019, 2018 and 2017, borrowed funds due to banks and correspondents amounted to S/8,841.7 million, S/8,448.1 million and S/7,996.9 million, respectively.

In addition, another source of funds some from issuing bonds and notes. The following table presents our principal issued bonds:

	Years ended December 31,
	2017	2018	2019
	( in millions of Soles)
Issued bonds
Senior notes	2,000	-	5,204
Corporate bonds	182	113	151
Subordinated bonds	30	-	-
Total issuance	2,212	113	5,355

In September 2019, BCP Stand-alone issued US$700.0 million (equivalent to S/2,320.0 million) of senior notes due 2025 and S/2,500.0 million of senior notes due September 2024, with fixed annual interest rates of 2.70% and 4.65%, respectively.

In July and October, 2018, BCP Stand-alone issued corporate bonds due 2021 in aggregate principal amount of S/70.8 million and S/42.2 million with fixed annual interest rates of 4.59% and 4.88%, respectively.

In January of 2017, BCP Stand-alone issued S/182.4 million in corporate bonds due January 2020 with fixed annual interest rates of 5.91%, and in June 2017, Mibanco issued S/30.0 million in subordinated bonds due June 2027 with a fixed annual interest rate of 7.22%.

Additionally, in October of 2017, BCP Stand-alone issued S/2,000.0 million in senior notes due October 2020 with a fixed annual interest rate of 4.85%.

5. C	Research and Development, Patents and Licenses, Etc.

Not applicable.

5. D	Trend Information

We expect Peru’s GDP to experience a contraction due to the current global spread of COVID-19. The measures implemented to contain COVID-19 contagion, both locally and abroad, have had disruptive effects on economic activity. On March 15, 2020, President Vizcarra took a quick and stringent measure to control the COVID-19 contagion by ordering a countrywide lockdown, initially set for 15 days, which has since been extended several times, and now lasts until June 30, 2020. This lockdown has impacted several indicators such as electricity demand and public investment. Our estimates suggest that the economy operates at 40%-45% of its capacity during the lockdown. As a result, the Peruvian government enacted a package of measures equivalent to approximately 20% of GDP to mitigate the COVID-19 outbreak and stimulate the economy. These measures provide economic support for households and companies, access to private savings (pension funds, severance indemnity deposits, etc) for individuals, injection of liquidity into the economy through Government-backed guarantees via the Reactiva Peru program and FAE program, tax relief, and public spending measures. For further detail about the COVID-19 risk related to the economy, please refer to “Item 3.D.Risk Factors – (12) Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.”

At Credicorp, we are managing the impact of COVID-19 by tailoring our response to asset types and client segments. In terms of our investment portfolio, around 90% is comprised of fixed income investments (Treasury, global and sovereign bonds, and Peruvian Certificates of Deposit). Moreover, 78% of our investment portfolio is consider investments at fair value through other comprehensive income, as such most value changes do not impact results, but directly affect our equity. In terms of our loan portfolio, the economic sectors most impacted by the COVID-19 pandemic include retail, automobile sales, residential real estate, poultry farming, air travels, tourism, microfinance, transportation and restaurants. From a client segmentation perspective, we consider Microfinance clients, SME Retail clients and part of Wholesale clients to be the most exposed. For example, we understand that on May 25, 2020, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States filed for voluntary protection under the U.S. Chapter 11 financial reorganization process, with the goal of working with creditors and other stakeholders to reduce debt, access new sources of financing and continue operating. Credicorp is reviewing the filing and exploring its options.

Credicorp has developed a set of short-term liquidity facilities to support our clients as the COVID-19 scenario evolves:

These include debt extensions, installment-freezing solutions and cost-free services for retail clients. For example, Credicorp has offered zero-interest-rate loans to finance up to two freezed installments, which could generate impairment charges in the short term, according to IFRS9. For this type of loans, IFRS9 require to recalculate the gross carrying amount, and the company shall recognize a modification loss. The gross carrying amount of the loan shall be recalculated as the present value of the new contractual cash flows (zero-interest-rate cash flows) that are discounted at market effective interest rate. This charge represents a temporal difference which will be amortized over the remaining term of the zero-interest-rate loan.

As a complementary measure for business clients, we are participating in both government-backed liquidity programs: the “Reactiva Peru” program (liquidity program with government guarantee ranging between 80% and 98%), in which BCP has been awarded a significant share of the amount auctioned, and the FAE program which will enable up to PEN 4 billion financing to SMEs with government guarantee ranging between 90% and 98%). For further information from the “Reactiva Peru program” and FAE program, please refer to “Item 3.D.Risk Factors – (12) Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.”

The most important drivers that will impact Credicorp’s results throughout 2020 are: the macroeconomic environment, the special interest-free and cost-free solutions offered to clients and a marked decline in business activity during the lockdown, all of which will negatively impact our sources of income. Additionally, we are using our judgment and adjusting our approach to determine Expected Losses in different circumstances, based on reasonable and supportable information, which translated into a significantly increase of provisions.  In line with the IFRS 9 methodology, forward looking COVID-19 provisions are estimated based on a macroeconomic perspective. Given that macroeconomic projections continue to worsen significantly, provisions materially higher than those already accounted, could be recorded in the future. Finally, in order to manage expenses, we are optimizing operating costs and re-prioritizing strategic projects.

In terms of our liquidity and capital management, Credicorp operates with strict risk management standards. For liquidity management Credicorp relies on Liquidity Coverage Ratios of 15, 30 and 60 days, whose standards are aligned with Basel III. Within the context of the COVID-19 pandemic Credicorp has maintained its High Quality Liquid Assets at adequate levels through the first quarter of 2020. Regarding regulatory capital, as of the first quarter of 2020 each subsidiary maintains adequate capital levels. In addition, Credicorp reduced dividends at most subsidiaries to strengthen the capital base of operating units. For more detail about liquidity and regulatory capital, please see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - 5. B Liquidity and Capital Resources.”

In terms of relationship with clients, Credicorp’s clients have been able to rely on the strong relationships we have built in several years and have benefited from our digital network. As of the first quarter of 2020, including the lockdown period, loans and deposits have materially increased. Wholesale clients had increased short-term funding needs and part of the fresh liquidity obtained by the Wholesale clients has been maintained at the bank as demand deposits.

For our Retail Banking segment, the COVID-19 outbreak has presented an opportunity for those clients to benefit from our digital channels. Yape welcomed more than 500,000 new users from January to April this year. As of April 2020, the monthly amount transacted through this app had grown almost four-fold with respect to April 2019. Moreover, our BCP Stand-alone digital channels have registered a material increase in their share of our distribution network due to an uptick in use during lockdown.

Additionally, there have already been some impacts on Credicorp’s financial results due to the COVID-19 dynamics and relief measures taken:

•	The donation of S/100 million through BCP Stand-alone and S/10 million through Mibanco to help families in need, with the Yo me sumo program.
•	Pacifico reimbursed 50% of car premiums for March and April to individual clients who were up to date in their payments.
•	Pacifico donated S/5 million in life insurance to healthcare professionals, police and the army.
•	Prima AFP fee income has been negatively affected by the exemption of the contribution to the pension fund system in April and the measures decreed by the government and congress that allow affiliates to withdraw a portion of pension funds.
•	There has been an increase in the operating expenses of our LoBs as a result of measures taken to protect employees and client's health, and to ensure business continuity.

We are aware of the level of uncertainty we are facing, and the resulting need to adapt our businesses and organization in a changing environment. In this context, we are reviewing our strategic initiatives on a constant basis and adjusting them for each LoB:

Universal banking will focus on:

•	Engaging with customers to understand their financial needs post COVID-19, adjusting risk management measures and designing medium-term restructuring initiatives;
•	Implementing the Reactiva Peru program;
•	Restarting sales capabilities with dynamic pricing;
•	Accelerating customer’s adoption of digital channels; as well as rethinking and implementing the new operating model

Microfinance will focus on:

•	Engaging with customers, assessing new needs and risks, and executing refinancing initiatives;
•	Implementing the FAE program;
•	Accelerating the path to the hybrid decision making model, leveraging the use of data and analytics;
•	Redefining the new remote operating model; and
•	Finalizing the Bancompartir merger by the third quarter of 2020.

Insurance and Pensions will focus on:

•	Restarting the insurance sales force adding digital capabilities, and adjusting Pacifico´s new operating model;
•	Managing the liquidity and profitability of the pension investment portfolio in a context of expected withdrawals; and
•	Actively participating in the pension system reform.

Investment Banking and Wealth Management will focus on:

•	Developing business opportunities in Wealth Management and Asset Management by offering a diversified portfolio;
•	Developing the Corporate Finance pipeline;
•	Improving efficiency by re-prioritizing operating expenses and investments;
•	Defining support functions and technological platforms to improve the customer experience and enable future growth; and
•	Finalizing the integration of Ultraserfinco by the first half of 2020.

Finally, on a consolidated level, Credicorp has launched a project to develop a strategy aimed at integrating ESG more deeply and consistently into business planning and activities. Additionally, to take advantage of the new opportunities, specific initiatives at Krealo will be selected in order to be accelerated.

5. E	Off-Balance Sheet Arrangements

We record various contractual obligations as liabilities in our financial statements. We do not recognize other contractual arrangements, such as off-balance-sheet exposures, as liabilities in our financial statements. These other contractual arrangements are required to be registered in off-balance-sheet accounts. We enter into these off-balance-sheet arrangements in the ordinary course of business to provide support to our clients and to hedge risks in our statement of financial position, including through use of guarantees, letters of credit, derivatives and swaps.

The following table reflects our off-balance sheet arrangements as of December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	(in thousands of Soles)
Off-balance-sheet exposure
Guarantees and stand-by letters	17,688,087	18,874,073	18,894,456
Import and export letters of credit	1,681,472	1,900,198	2,186,579
Sub Total	19,369,559	20,774,271	21,081,035

Responsibilities under credit line agreements (*)	68,594,958	74,234,033	75,615,563

Derivatives (notional amount)
Forwards	10,639,767	17,557,683	27,422,634
Currency swaps	8,528,764	9,999,343	8,177,179
Options	410,982	306,321	1,565,083
Interest rate swaps	43,739,343	26,525,174	31,052,559
Cross currency swaps	2,033,993	2,035,361	1,221,030
Cross currency swaps and interest rate swaps	259,280	269,840	265,120
Futures	206,436	241,507	16,901
Sub Total	65,818,565	56,935,229	69,720,506

Total	153,783,082	151,943,533	166,417,104

(*) Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

In the normal course of their business, our banking subsidiaries are parties to transactions with off-balance-sheet risk. These transactions expose them to additional credit risks relative to amounts recognized in the consolidated statements of financial position.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 21(a) of the Consolidated Financial Statements), including the requirement to obtain collateral when necessary. The collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions are expected to expire without any performance being required. Therefore, the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2019 and 2018, the nominal amounts for forward currency purchase and sale agreements, which in general have maturities of less than one year, were approximately S/27,422.6 million and S/17,557.7 million, respectively.

These agreements are entered into to satisfy client requirements and are recognized in the Consolidated Financial Statements at their fair value. As of December 31, 2019 and 2018, the forward contracts net position was an over-bought of US Dollars of approximately S/8,327.3 million and S/4,174.9 million, respectively.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swap contracts are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2019, the notional amount of open interest rate and currency swap contracts was approximately S/39,229.7 million, compared to approximately S/36,524.5 million as of December 31, 2018, see Note 13(b) to the Consolidated Financial Statements.

Cross-currency swap contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2019, the notional amount of cross-currency swap contracts was approximately S/1,486.2 million compared to approximately S/2,305.2 million as of December 31, 2018; see Note 13(b) to the Consolidated Financial Statements.

As of December 31, 2018, the fair values of the asset and liability forward-exchange contracts, options, futures and interest rate and cross-currency swaps amounted approximately to S/1,092.1 million and S/1,040.3 million, respectively (compared to approximately S/766.3 million and S/715.8 million as of December 31, 2018) and are included under the caption “Other assets and other liabilities” of the consolidated statements of financial position, respectively, see Note 13(b) to the Consolidated Financial Statements.

5. F	Tabular Disclosure of Contractual Obligations

Credicorp enters into various contractual obligations that may require future cash payments. The following table summarizes our contractual obligations by maturity as of December 31, 2019.

		Payments due by period
	Total as of December 31, 2019	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of Soles)
Borrowed funds	5,654,014	5,277,756	44,713	119,794	211,751
Promotional credit lines	2,938,981	272,693	514,798	494,471	1,657,019
Interbank funds	205,000	205,000	-	-	-
Time deposits	32,853,576	23,650,042	6,096,891	819,446	2,287,197
Bonds and notes issued	14,766,848	1,921,723	1,438,732	4,863,708	6,542,685
Operating lease obligations (1)	1,031,631	128,621	228,269	206,528	468,213
Total (2)	57,450,050	31,455,835	8,323,403	6,503,947	11,166,865

(1)	Demand deposits, saving deposits and severance indemnity deposits do not have a specific maturity date because they are required on demand and therefore are excluded from this table.
(2)	The balance does not include accrued interest as of December 31, 2019 (which is not significant with respect to the item "Interest and similar expense"); except for lease liabilities that includes future interest payments.

Borrowed funds obtained include the obligation to comply with certain covenants which, in our management’s opinion, are being complied with as of the consolidated statement of financial position dates. Some international funds and promotional credit lines include standard covenants related to the compliance with financial ratios, use of funds and other administrative matters. In our management’s opinion, these covenants do not limit our operations and we have fully complied with them as of the consolidated statement of financial position dates. Our deposits and obligations are widely diversified and have no significant concentrations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1) Board of Directors

The following table sets forth information about the persons that serve as directors of Credicorp Ltd.:

Name	Position	Years served as a Director (1)	Birth Date
Dionisio Romero Paoletti	Chairman	17	07/05/1965
Raimundo Morales Dasso	Vice Chairman	12	11/09/1946
Fernando Fort Marie	Director	38	01/23/1940
Juan Carlos Verme Giannoni	Director	30	10/07/1964
Benedicto Cigüeñas Guevara	Director	15	01/20/1942
Martin Perez Monteverde	Director	6	02/04/1965
Luis Enrique Romero Belismelis	Director	11	09/01/1961
Patricia Lizarraga Guthertz		3	07/14/1966

(1)	In Credicorp or BCP Stand-alone as of December 31, 2019.

Dionisio Romero Paoletti

Dionisio Romero Paoletti has been the Chairman of the Board of Directors of Credicorp and Banco de Credito del Peru since 2009. Previously, he served as the Chief Executive Officer of Credicorp from 2009 until March 31, 2018. Mr. Romero currently serves as the Executive Chairman of Credicorp. Mr. Romero has served as a Board member of Banco de Credito del Peru since 2003 and was appointed as its Vice Chairman in 2008 and Chairman in 2009. He is also Chairman of the Board of other Credicorp subsidiaries such as Pacifico Compañia de Seguros y Reaseguros S.A., Atlantic Security Holding Corporation, Atlantic Security Bank, Credicorp Peru S.A.C. and Grupo Credito. Mr. Romero is Chairman of the Board of Alicorp S.A.A. (consumer products), Agricola del Chira S.A. (sugar and ethanol) and Palmas del Espino S.A. (palm oil). Furthermore, he is a board member of other companies in different industries such as Ransa Comercial S.A. (logistics), Trabajos Maritimos S.A. (port infrastructure), Corporacion Primax S.A. (energy), Inversiones Centenario S.A.A. (real estate), Hochschild Mining Inc. and, Sierra Metals Inc. (mining and exploration), among others. Mr. Romero P. has a bachelor’s degree in Economics from Brown University, USA and an MBA from Stanford University, USA.

Mr. Romero is a cousin of Mr. Luis Enrique Romero Belismelis, who also is a Director of Credicorp.

Raimundo Morales Dasso – Independent Director

Mr. Morales has been the Vice-Chairman of the Board of Directors of Credicorp Ltd. and Banco de Credito del Peru since 2009 and 2008, respectively, as well as of Pacifico Compañia de Seguros y Reaseguros. He joined Banco de Credito del Peru in 1980 and held different executive management positions, including Executive Vice President for Wholesale Banking and Credit and Risk Management. He became CEO of Banco de Credito del Peru in 1990 and served in that role until 2008, when he retired. Mr. Morales was also Chairman of the board and CEO of ASB. He led the IPO for the listing of Credicorp’s shares on the NYSE in October 1995.

In addition to his vast knowledge of Credicorp, Mr. Morales brings his experience since 2008 as a director of companies in different industries, including food, cement, insurance and pension funds. He also has experience in a range of organizations, including ASBANC and Association of AFPs, and was Vice-Chairman of CONFIEP.

Prior to joining Credicorp, Mr. Morales worked for 10 years at Wells Fargo Bank in its offices in San Francisco and Miami (USA), Sao Paulo (Brazil), Caracas (Venezuela), and Buenos Aires (Argentina). His last position at Wells Fargo Bank was as Regional Vice President.

Mr. Morales has a bachelor’s degree in economics and administration from the Universidad del Pacifico (Peru) and holds an MBA from the Wharton Graduate School of Finance of the University of Pennsylvania (USA).

Fernando Fort Marie

Mr. Fort has been a Director of Credicorp Ltd. since 1999 and of Banco de Credito del Peru since 1979, with the exception of the years 1988 and 1989.

Mr. Fort is an attorney at law. A graduate of the Pontificia Universidad Catolica del Peru, he is a senior partner at Estudio Fort, Bertorini, Godoy & Asociados, which specializes in business advisory services. In the past he has given advice to firms with international presence such as Pepsico, lnc., lnternational Finance Corporation (IFC), Alcatel, lnternational Telephone & Telegraph (ITT), Sheraton Hotels, Volvo Corp., Sandvik, Procter & Gamble, Crown Cork, Chrysler Corp., etc.

He has been a member of the board of numerous other private companies in Peru. He currently acts as a member of the Boards of Inversiones Centenario S.A.A., Hermes Transportes Blindados SAC and Modasa.

Juan Carlos Verme Giannoni – Independent Director

Mr. Verme is a Private investor and entrepreneur and has been a member of the Board of Directors of Credicorp Ltd. since September 1995. He has served on the Board of Directors of Banco de Credito del Peru since March 1990. Mr. Verme is Chairman of Inversiones Centenario S.A.A, and a member of the Board of other Peruvian companies in the industrial, health and education sectors. He is Chairman of the Board of Trustees of the Museo de Arte de Lima (MALI) and of the Board of Directors of World Monuments Fund Peru. Mr. Verme is also a Founding Trustee and Vice President of the Museo Reina Sofia Foundation of Madrid, Spain.

Benedicto Cigüeñas Guevara – Independent Director

Mr. Cigüeñas has served as a Director of Credicorp Ltd, Banco de Credito del Peru and Mibanco since 2014, 2005 and 2014, respectively. From 1992 to 2004, Mr. Cigüeñas served as the Chief Financial Officer of Banco de Credito del Peru and Credicorp. Previously, he was Peru’s Vice Minister of Economy and Finance from 1979 to 1981, and was also an executive at the Peruvian Central Bank- BCRP from 1966 to 1971. Mr. Cigüeñas was also CEO of Banco Continental (today, BBVA Continental); Banco de la Nacion (State-owned bank); and Banco Exterior de los Andes y de España (Regional Office in Peru). Mr. Cigüeñas brings to the Board of Directors his deep knowledge of financial matters and macroeconomic policy as well as his extensive experience in Credicorp’s businesses.

Mr. Cigüeñas holds a degree in economics from the Universidad Catolica del Peru and has a master’s degree from Colegio de Mexico.

Martin Perez Monteverde

Mr. Perez has been the Director of Credicorp Ltd. and the Stand-alone since 2014 to date.

He is an executive with more than 29 years of experience in the private sector, as General Manager, Consultant and Director of several leading companies in the Peruvian market, including Entel Peru, Enel Distribution Peru, Pacifico Compañia de Seguros y Reaseguros, Centennial Investments, Sigma Safi and member of the Advisory Board of Toyota of Peru and Consultant of Mitsui & Co.

Additionally, he has been President of the National Confederation of Private Business Institutions (CONFIEP), Founder and President of the Private Anti-Corruption Council (CPA), and President of the Peruvian Institute of Economy (IPE), of which he is currently Director, as of other sector associations.

In the public sphere, he was elected Congressman of the Republic (2006 - 2011) and Minister of State of the Foreign Trade and Tourism portfolio (2009 - 2010).

Mr. Perez, with extensive experience in the private and public sectors, contributes to the Board of Directors of Credicorp and Banco de Credito del Peru in negotiation management, advanced financial analysis, mergers and acquisitions, strategic communications planning, crisis management, among others.

He is a Business Administrator of the University of the Pacific, graduated from the Senior Management Program of the University of Piura. He participated in the USA Wharton Management Congress of Wharton School University of Pennsylvania.

Luis Enrique Romero Belismelis

Mr. Romero B. has been a Director of Credicorp Ltd. since 2017 and Banco de Credito del Peru since 2009. He is also a Member of the Board of Pacifico Cia. de Seguros y Reaseguros.

Mr. Romero has worked as Head of Finance and General Manager of different companies all related to Grupo Romero. Currently, he is Chairman of the Board and Vice Chairman of companies participating in different sectors of the economy, such as, consumer goods, real state, textile, logistics and ports.

Mr. Romero B. holds a Bachelor degree of Economics from Boston University (U.S.A.).

Mr. Romero B. is a cousin of Mr. Dionisio Romero Paoletti, who also is a director of Credicorp Ltd. and Banco de Credito del Peru.

Patricia Lizarraga Guthertz - Independent Director

Ms. Patricia Lizarraga has been a director of Banco de Credito del Peru and of Credicorp Ltd since 2017. Ms. Lizarraga is an experienced Wall Street executive with over 25 years working in international mergers & acquisitions, capital markets, private equity and valuation experience including Allen & Company, Donaldson Lufkin & Jenrette and Citigroup. She is the founder and Chief Executive Officer of Hypatia Capital Group, since 2007, and founder and major shareholder of family group Grupo del Ande. Ms. Lizarraga’s board experience includes serving as both President of the Board and Chair of the Audit Committee of non-profit organizations, as well as private company board experience. She served as President of the Privatization Committee of Toll Roads of Peru. Ms. Lizarraga received her Bachelor of Arts degree from Yale University and her Master’s of Business Administration from Harvard Business School.

Corporate Secretary

Conyers Corporate Services (Bermuda) Limited serves as Credicorp’s Corporate Secretary. Ms. Miriam Böttger is Credicorp’s Deputy General Secretary.

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

The following table sets forth the name, position(s) and principal relevant Credicorp entities for each member of our senior management:

Position(s) (1)	Name	Entity(ies)
Executive Chairman	Dionisio Romero P.	Credicorp
Chief Executive Officer	Walter Bayly	Credicorp
Deputy CEO (LoB Universal Banking), CEO (BCP Stand-alone)	Gianfranco Ferrari	Credicorp, BCP Stand-alone
Deputy CEO (LoB Insurance & Pensions and LoB Investment Banking and Wealth Management)	Alvaro Correa	Credicorp
Chief Risk Officer	Reynaldo Llosa	Credicorp, BCP Stand-alone
Chief Financial Officer	Cesar Rios	Credicorp, BCP Stand-alone
Head of Investment Banking and Wealth Management (Credicorp), CEO (Credicorp Capital)	Eduardo Montero	Credicorp, Credicorp Capital
Head of Microfinance(Credicorp), CEO (Mibanco)	Javier Ichazo	Credicorp, Mibanco
Chief Corporate Audit Officer	Jose Esposito	Credicorp BCP Stand-alone
Chief Compliance and Ethics Officer	Barbara Falero	Credicorp BCP Stand-alone
Head of Legal	Guillermo Morales	Credicorp, BCP Stand-alone
Head of Talent Management	Ursula Alvarez	Credicorp

(1)	In Credicorp or in any subsidiary as of April 25, 2020.

Walter Bayly

Mr. Bayly has been appointed as the CEO of Credicorp Ltd. since April 2018. Previously he was the CEO of Banco de Credito del Peru and COO of Credicorp Ltd. since April 2008.

Currently he is the Chairman of the Board of Mibanco, Credicorp Capital Ltd. and BCP Bolivia. He is also a member of the Board of other Credicorp’s subsidiaries such as Atlantic Security Bank and Pacifico Cia. de Seguros y Reaseguros.

Previously, Mr. Bayly was the CFO of Banco de Credito del Peru and held other management positions in Wholesale Banking, Investment Banking and Systems & Reengineering groups. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa Mexico where he was Partner and Managing Director in Corporate Finance. Prior to that, for ten years he worked at Citibank in Lima, New York, Mexico, and Caracas, primarily in corporate finance and loan syndications.

Mr. Bayly is currently member of the Board of Directors of The Institute of International Finance and Inversiones Centenario, and Member of the Board of Advisors for Universidad del Pacifico.

Mr. Bayly received a Bachelor’s degree in Business Administration from Universidad del Pacifico in Lima, Peru, and an MBA from Arthur D. Little Management Education Institute in Cambridge, Massachusetts

Gianfranco Ferrari

Mr. Ferrari has been the Deputy CEO and Head of Universal Banking of Credicorp Ltd. and the CEO of Banco de Credito del Peru since April 2018. He has worked at Credicorp Ltd. since 1995. Mr. Ferrari has extensive and diverse experience after holding strategic roles such as Head of Corporate Banking & Corporate Finance, Head of Retail Banking & Wealth Management at Banco de Credito del Peru, and CEO of BCP Bolivia from 2005 to 2008. He led the acquisition of Edyficar in 2009 and Mibanco in 2014. In 2015, he started leading our Digital Transformation Strategy. He is also a member of the Board of BCP Bolivia.

Mr. Ferrari holds a degree in Business Administration from Universidad del Pacifico and has an MBA from Kellogg Graduate School of Management, Northwestern University, USA.

Alvaro Correa

Mr. Correa has been the Deputy CEO of Credicorp Ltd. since April 2018. Furthermore, Mr. Correa oversees our Insurance & Pensions and Investment Banking and Wealth Management LoB. Mr. Correa has also served as the CEO of Grupo Pacifico between 2013 and 2019.

Mr. Correa joined Banco de Credito del Peru in 1997, where he held different management positions in Risk and IT at Banco de Credito del Peru and served as the CEO of ASB and BCP’s Miami Agency. From April 2008 to September 2013, Mr. Correa was the Chief Financial Officer of Credicorp Ltd. and BCP. Currently, he is a member of the Boards of Prima AFP, Credicorp Capital Ltd., Pacifico EPS and Atlantic Security Bank.

Mr. Correa holds a degree in industrial engineering from the Pontificia Universidad Catolica del Peru and an MBA from Harvard Business School, USA.

Reynaldo Llosa

Mr. Llosa has been the Chief Risk Officer of Credicorp Ltd. and BCP since January 2012. Previously, Mr. Llosa held different positions at BCP, as Head of Risk, Head of Middle-Market Banking and Head of Corporate Banking. Currently, he is a member of the Boards of Mibanco and BCP Bolivia.

Mr. Llosa holds a Bachelor’s degree in Business Administration from St. Mary's University, San Antonio, Texas, USA, and an MBA with specialization in Finance from Northwestern University (J.L. Kellogg Graduate School of Management), Chicago, Illinois, USA.

Cesar Rios

Mr. Rios has served as the Chief Financial Officer of Credicorp and BCP since April 2018. He has worked at Credicorp since 1993, when he joined as an Associate in Corporate Finance. In 1997, he was appointed as Chief Financial Officer and Chief Operating Officer of Banco Capital in Salvador, after Credicorp acquired this institution. In 2003, Mr. Rios re-joined BCP, where he worked in strategic roles such as Head of Credit and Operating Risk in the Risk Management Unit, Head of Collections for Retail Banking, and Head of Corporate Strategy, which includes corporate strategy, internal consulting, mergers and acquisitions, and business incubation. In 2013, he became Head of Financial Planning and Control at BCP.

Currently, Mr. Rios is a board member of several of Credicorp’s subsidiaries, including, among others, Mibanco, Solucion Empresa Administradora Hipotecaria, and Grupo Credito.

Mr. Rios holds a bachelor’s degree in engineering from Pontificia Universidad Catolica (Peru); a master’s degree from ESAN Escuela de Administracion de Negocios para Graduados (Peru); and an MBA from the Massachusetts Institute of Technology Sloan Fellows Program (USA).

Eduardo Montero

Mr. Eduardo Montero has been the Head of Investment Banking and Wealth Management of Credicorp Ltd. and the CEO of Credicorp Capital since January 2019. He has worked at Credicorp since 1994. His extensive experience in the organization includes expertise in different areas such as Corporate Finance, Business Solutions and Retail and Consumer Banking at Banco de Credito del Peru. He also held the position of CEO at ASB, BCP Miami and Credicorp Securities.

Mr. Montero holds a bachelor's degree in economics from Lehigh University (USA), and an MBA from the Wharton Graduate School of Finance (USA).

Javier Ichazo

Mr. Ichazo is the CEO of Mibanco and Head of Microfinance of Credicorp. He began his career at Banco de Credito del Peru in 1996 and held different positions in various regions of Peru. In addition to his extensive knowledge in banking and finance Mr. Ichazo brings his experience as a Business Manager from 2004 to 2017 at Banco de Credito del Peru.

Mr. Ichazo is the Chairman of the Board of Edyficar SAS, Encumbra, and Vice Chairman of the Board of ASOMIF (Association of Microfinance institutions of Peru).

Mr. Ichazo has a bachelor’s degree in Economics and Administration from the University of Piura (Peru) and holds an MBA from the School of Management of the University of Piura.

Jose Esposito

Mr. Esposito has been the Chief Corporate Audit Officer of Credicorp Ltd. since January 2010. He is the Chairman of the Financial Services Guidance Committee Board of IIA Global. Mr. Esposito has served as Chairman of the Committee of Internal Auditors of the Latin American Federation of Banks (FELABAN) and Chairman of the Committee of Internal Auditors of the Peruvian Association of Banks (ASBANC). He is also a lecturer in the Master of Finance program at the Universidad del Pacifico. He began working with Credicorp Ltd. since 1996 through its different subsidiaries. His last position prior to leading the Audit Division at Credicorp Ltd. was at Pacifico Peruano Suiza Compania de Seguros y Reaseguros S.A., where he was CFO and the Controller’s Officer. He also was the Vice Chairman of the Board of Directors of Pacifico Salud EPS S.A., Vice Chairman and Director of the Board of the Lima Stock Exchange, Director of Cavali ICLV S.A. and Chairman of the Board and General Manager of Credibolsa SAB S.A.

Mr. Esposito holds an Economics degree from Universidad del Pacifico, Lima; Master of Arts in Economics from the University of Wisconsin-Milwaukee, USA; Certified Internal Auditor (CIA) and Certified in Risk Management Assurance (CRMA) by the Institute of Internal Auditors Global (IIA); Certified in Risk and Information Systems Control (CRISC) by ISACA; and Anti- Money Laundering Certified Associate (AML/CA) from the Florida International Bankers Association and Florida International University, USA.

Barbara Falero

Ms. Falero has been the Chief Compliance and Ethics Officer at Credicorp Ltd. and Banco de Credito del Peru since February 2008 and reports directly to Credicorp Ltd.’s Board. Before coming to Peru, Ms. Falero was the Compliance Officer and Vice President of BCP Miami Agency. Prior to that, she worked as a regulator for the Federal Reserve Bank of Atlanta for six years in supervision and regulation of international banks.

Ms. Falero has held various positions including being the Community Reinvestment Officer at BAC Florida Bank, Miami, Florida.

Ms. Falero has a Bachelor of Finance from Florida International University, USA and a Master of Business Administration from St. Thomas University, Miami, Florida, USA. Ms. Falero has been the President of the Committee of Compliance Officers of ASBANC (Association of Banks in Peru) and during a three-year period, was a Member of the Advisory Committee of the Florida International Bankers Association (FIBA).

Guillermo Morales

Mr. Morales has been the Head of Legal at Credicorp Ltd. since April 2018 and Head of Legal Division of Banco de Credito del Peru since January 2010. Previously, Mr. Morales was the Manager of the Legal Advisory Area at Banco de Credito del Peru from September 2007 to December 2009, Legal Manager at Grupo Santander Peru SA from January 2003 to July 2007 and Legal Manager at Banco Santander Central Hispano Peru from April 2000 to December 2002. He has also been a Director of Edelnor SAA, Red Electrica del Sur (Redesur) and Universia Peru SA.

Mr. Morales holds a law degree from the Pontificia Universidad Catolica del Peru and a Master of Laws (LLM) from the University of Texas at Austin (USA).

Ursula Alvarez

Ms. Alvarez has been the Head of Talent Management since 2009. She began working at Banco de Credito del Peru in 2006 as Manager of Selection in Human Development Management. Ms. Alvarez has a Bachelor of Psychology from the University of Lima and a Master of Development from the Universidad de los Andes in Bogota.

6. B	Compensation

The following section contains disclosures of compensation to the members of Credicorp Ltd.’s Board of Directors and to the members of our senior management for 2017, 2018 and 2019:

		At December 31,
	2017	2018	2019
	(in thousands of Soles)
Director’s compensation (1)	5,318	5,665	6,766
Senior Management Compensation (2)
i) Remuneration	27,133	34,118	32,218
ii) Stock awards (3)	26,572	27,313	27,157
Total	59,023	67,096	66,141

(1) This item includes the amounts received from Credicorp Ltd. and from its subsidiaries by the eight Directors of Credicorp Ltd. as exclusive compensation for their role as directors serving in the Board of Directors and the Audit Committee of Credicorp Ltd. and in the Board of Directors and in the Executive Committee of Credicorp Ltd.’s subsidiaries. The members of the Board of Directors are listed in ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6. A Directors and Senior Management - (1) Board of Directors

(2) The members of senior management according to ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6. A Directors and Senior Management

(3) This item includes the related income taxes assumed by the Group. The amounts correspond to the expenses accrued in the period for the services rendered.

For further detail about the compensation of Directors, see “Item 6. Directors, Senior Management and Employees – 6.C Board Practices”.

We are not required to disclose in our home country and do not disclose to our shareholders, or otherwise make available to the public, information as to the compensation on an individual basis of any member of Credicorp Ltd.’s Board or of our senior management.

Senior Management Compensation

Compensation to senior management can be classified into two different types:

a)	Remuneration

The remuneration scheme for members of our senior management comprises a fixed remuneration and a variable remuneration. In turn, variable remuneration has two different components: i) a legal component, which all employees receive based on the net profit of the company for each fiscal year in accordance with the laws of the country of each subsidiary and ii) an incentive-based component, that is determined based on the achievement of objectives and goals established in the year. These remunerations are approved by the Corporate Compensation Committee.

b)	Stock awards

In March of each year, Credicorp grants common shares to members of its senior management, as part of the long-term compensation program for these senior managers. These granted shares are vested over the three subsequent years, with up to 33.3% of the granted shares vesting per year. Credicorp assumes the payment of the related income-tax on behalf of its employees, which depends on the country of residence and the annual compensation of the employee.

The shares used for grants to members of senior management are obtained through repurchases in the market. We present below the treasury stock granted to Credicorp’s senior management and employees during the years 2017, 2018 and 2019, and granted but unvested shares as of December 31, 2017, 2018 and 2019.

	Year ended December 31,			As of December 31,
	2017	2018	2019	2017	2018	2019
	Granted shares in units			Granted but unvested shares in units
Senior Management	31,101	29,343	26,425	89,114	70,603	56,687
Employees	109,711	90,497	90,169	186,897	189,945	190,244
Total	140,812	119,840	116,594	276,011	260,548	246,931

6. C	Board Practices

Credicorp Ltd.’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp Ltd.’s Bye-laws, is composed of eight members. As of May 26, 2020, four Directors are independent. Directors may be, but are not required to be, shareholders. Directors are elected, and their remuneration is determined, at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. Directors elected in the Annual General Meeting of Shareholders held on March 31, 2017, will hold office until the Annual General Meeting of Shareholders in 2020 (see section “Item 6. Directors, Senior Management and Employees – 6.A Directors and Senior Management”).

Neither Credicorp nor any of its subsidiaries has any type of agreement with Credicorp’s Directors providing for benefits upon termination of their term as directors.

The remuneration of the Directors of Credicorp Ltd. and its subsidiaries is approved at their respective Annual General Meetings of Shareholders.

The total compensation of the eight Directors of Credicorp Ltd.’s Board of Directors, is composed of:

•	the remuneration they receive from Credicorp Ltd.: gross annual remuneration of US$50,000 to each Director from April 1, 2019, and gross annual remuneration of US$40,000 to each Director who serves in the Audit Committee; and
•	the remuneration they receive from Credicorp’s subsidiaries of which they are directors, mainly BCP (gross annual remuneration of US$130,000 to each Director and US$1,500 for each session attended by each Director serving on its Executive Committee).

Directors received no other compensation or benefits in their capacities as directors in 2019.

Pursuant to Credicorp’s Bye-laws, the required quorum for business to take place during a Board meeting shall be a simple majority of the directors of the Company.

Credicorp’s Board of Directors has the power to appoint any person as a director to fill a vacancy on the Board as a result of the death, disability, disqualification or resignation of any director for the remainder of such director’s term. A resolution in writing signed by all directors shall be as valid as if it had been passed at a meeting duly called and constituted.

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
(7) The Investment Committee was created on June 27, 2018.

Credicorp’s Board of Directors, acting on the recommendation of the Chairman, decides on the appointment, ratification or removal of committee members. Directors who are members of committees are appointed to an initial term of up to three-years and maintain such appointments only while a member of the Board. Non-director members of the committees maintain such appointment only while he or she is an employee of the Company. Each committee has a charter approved by the committee itself and designates a chairperson among its members.

Since April 2017, the SBS, through its Resolution SBS No. 272-2017, has required that risk committees of institutions subject to the SBS’s regulation must be composed of at least three members and that their chairperson not chair any other committee with which the risk committee could have a conflict of interest. In the spirit of Resolution SBS No. 272-2017, on April 26, 2017, Mr. Benedicto Cigüenas was elected chairman of the Risk Committee, replacing Mr. Raimundo Morales who continues as chairman of the Audit Committee.

(1) Executive Committee

Credicorp’s Executive Committee is responsible for responding to management’s queries on business or operations that require guidance from the Board; making urgent decisions within the purview of the Board of Directors and submitting these decisions for ratification at the next session of the Board of Directors; and making decisions on other specific matters that the Board of Directors has delegated to it.

Credicorp’s Executive Committee is composed of six Directors and this number may be modified by agreement of the Board of Directors. The Chairman and Vice Chairman of the Board of Directors must be members of the Committee. The current members of the Executive Committee are: Mr. Dionisio Romero Paoletti (Chairman, non-independent), Mr. Raimundo Morales Dasso (Vice Chairman, independent), Mr. Fernando Fort Marie (non-independent), Mr. Martin Perez Monteverde (non-independent), Mr. Juan Carlos Verme Giannoni (independent) and Mr. Benedicto Cigüeñas Guevara (independent).

(2) Audit Committee

Credicorp’s Audit Committee is responsible for selecting our independent external auditors to be appointed at the Annual General Shareholders’ Meeting and for reviewing the scope and results of internal and external audits, as well as any follow-up actions. The Audit Committee also (i) reviews compliance with our system of internal control and financial controls, (ii) reviews our annual financial statements before their presentation to regulatory bodies, (iii) oversees the integrity of financial statements and  the integrity of the preparation of audits, (iv) oversees compliance with applicable law and regulations, and (v) establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp’s Complaint System. The current members of the Audit Committee are: Mr. Raimundo Morales Dasso (independent, Chairman since July 2011), Ms. Patricia Lizarraga Guthertz (independent, member of the Audit Committee since May 2017) and Mr. Benedicto Cigüeñas Guevara (financial expert, independent, member of the Audit Committee since April 2014). In December 2016, in accordance with developing best practices, the Audit Committee appointed Mr. Ricardo Bustamante Gonzalez, BCP´s former Technological and Digital Strategy Manager, as its IT Advisor.

The Board of Directors has also assigned the Audit Committee responsibility for overseeing the audit committees of all Credicorp subsidiaries, where permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee of all Credicorp subsidiaries, except Credicorp Capital Colombia (Colombia) and Credicorp Capital Chile (Chile), Bancompartir (Colombia), BCP Bolivia and ICBSA, which have special audit committee requirements set by their respective regulators. Nevertheless, the Audit Committee receives periodic information from the chief audit executive of all of Credicorp’s subsidiaries, including Credicorp Capital Colombia, Credicorp Capital Chile, Bancompartir, BCP Bolivia and ICBSA. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries´ systems of internal control. During 2019, Credicorp’s Audit Committee held twelve meetings.

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

Credicorp’s Corporate Governance Committee comprises four Directors of Credicorp or its subsidiaries. At least one member should be independent. The current members of the Corporate Governance Committee are: Ms. Patricia Lizarraga Guthertz (Chairwoman, independent), Mr. Fernando Fort Marie (non-independent), Mr. Juan Carlos Verme Giannoni (independent) and Ms. Barbara Bruce Ventura (independent director of BCP Stand-alone).

Before December 19, 2019, Credicorp’s Corporate Governance Committee was comprised of Mr. Dionisio Romero Paoletti (Chairman, non-independent); Mr. Juan Carlos Verme Giannoni (independent), Mr. Benedicto Cigüeñas Guevara (independent) and Mr. Eduardo Hochschild (independent director of BCP Stand-alone).

(4) Compensation Committee

Credicorp’s Compensation Committee is responsible for (i) defining the general guidelines of the Compensation Policy to be implemented at each of the subsidiaries of Credicorp, (ii) approving proposals for amendment of the Compensation Policies, (iii) proposing to the Board of Directors of Credicorp, for submission to the General Shareholders’ Meeting, the attendance fees, remuneration levels and other compensation and benefit policies of the members of the Boards of Directors and Board Committees of Credicorp and its subsidiaries, (iv) approving the remuneration levels and other compensation of senior Executives and Managers of Credicorp and its subsidiaries, and (v) approving the short and long-term incentives for Managers and Senior Executives (Salary Bracket 18 and above) of Credicorp’s subsidiaries.

Credicorp’s Compensation Committee consists of three directors of Credicorp. The current members of the Compensation Committee are: Mr. Dionisio Romero Paoletti (Chairman, non-independent), Mr. Raimundo Morales Dasso (independent) and Mr. Juan Carlos Verme Giannoni (independent).

Credicorp does not have a fully independent compensation (remuneration) committee. When the Compensation Committee was created in January 2012, the Board of Directors determined that the most important criteria in selecting directors to serve on the Committee were deep knowledge of the organization and its people and also the leadership and continuity provided by senior management. The Board of Directors believes that each individual on the Committee can and does make quality and independent judgments in the best interest of Credicorp on all relevant issues and that the existing membership will best accomplish the goals of the Committee.

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

Credicorp’s committee consists of three Directors. The current members of the Nominations Committee are: Mr. Dionisio Romero Paoletti (Chairman, non-independent), Mr. Raimundo Morales Dasso (independent) and Mr. Martin Perez Monteverde (non-independent).

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

The committee consists of three directors of Credicorp or its subsidiaries and four executive officers of Credicorp or its subsidiaries. The current members of the Risk Committee are: Mr. Benedicto Cigüeñas Guevara (Chairman, independent), Mr. Dionisio Romero Paoletti (Chairman of the Board of Directors, non-independent) and Mr. Raimundo Morales Dasso (independent).

(7) Investment Committee

Credicorp’s Investment Committee is responsible for (i) reviewing and approving the investment thesis that will govern any processes under which Credicorp may consider and analyze any potential investment; (ii) reviewing and approving non-binding or indicative offers; (iii) reviewing and approving the budget to be used for the corresponding due diligence process; and, (iv) reviewing any progress made in each investment opportunity.

Credicorp’s Committee consists of three Directors and the CEO; the Chairman and Vice President of the Company must be members of the Committee. The current members of the Investment Committee are: (i) Mr. Dionisio Romero Paoletti (Chairman, non-independent), (ii) Mr. Raimundo Morales Dasso (Vice-Chairman, independent), and (iii) Mr. Benedicto Cigüeñas Guevara (independent).

6. D	Employees

As of December 31, 2019, Credicorp had 35,828 employees (including full-time and part-time employees), distributed as set forth in the following table:

As of December 31,
	2017	2018	2019
Universal Banking
BCP Stand-alone (1)	16,839	16,638	17,005
Inversiones Credicorp Bolivia (ICBSA) (2)	1,794	1,777	1,802
Microfinance
Mibanco	10,061	10,335	11,553
Edyficar S.A.S. (3)	378	424	527
Insurance and Pensions
Grupo Pacifico (4)	2,770	2,842	2,904
Prima AFP	651	663	616
Investment Banking and Wealth Management
ASB	129	136	147
Credicorp Capital Ltd. (5)	1,089	1,166	1,216
Others
Credicorp Peru (6)	-	43	58
Total, Credicorp (7)	33,711	34,024	35,828

(1) BCP Stand-alone includes employees from BCP Miami and BCP Panama.

(2) ICBSA includes BCP Bolivia, Credibolsa, Credifondo, Crediseguro, Crediseguro Seguros Generales and InverCredicorp

(3) Started operations in June 2013. Commercial name is Encumbra

(4) Does not include the employees of the acquired private hospitals. Pacifico Corporate health insurance employees are not included since 2015.
(5) Includes Credicorp Capital Colombia, Credicorp Capital Chile, Credicorp Capital Securities and Credicorp Capital Peru.
(6) Started operations in April 2018. (7) Total Credicorp employees does not include the employees of Bancompartir and Ultraserfinco S.A.

All bank employees in Peru have the option of belonging to an employee union. The last strike of employees of BCP Stand-alone occurred in 1991 and did not interfere with our operations. In July 2013, we were informed of the establishment of the BCP Stand-alone independent employee union, which represented 0.17% of the BCP Stand-alone’s employees at that time. Today, the employee union represents 0.53% of the total employees of BCP Stand-alone. The relationship with this union has been cordial with agreement in April 2016, an arbitration award and a collective bargaining agreement valid from August 2016 to December 2018. In January 2019, we signed a collective agreement with this union that runs from January 2019 until December 2020.

6. E	Share Ownership

i)	Board of Directors

The following persons were beneficial owners of the listed numbers of common shares of Credicorp Ltd. (as the term “beneficial owner” is defined in Form 20-F) as of December 31, 2019.

Director	Share Ownership	Percentage
Dionisio Romero Paoletti	12,325,011 (1)	13.06%
Luis Enrique Romero B.
Juan Carlos Verme G.		Less than 1%
Raimundo Morales D.		Less than 1%
Benedicto Cigüeñas G.		Less than 1%
Fernando Fort M.	-	-
Martin Perez M.		Less than 1%
Patricia Lizarraga G.	-	-

(1) Includes beneficially owned shares of the Romero family (Mr. Dionisio Romero Paoletti, Mr. Luis Enrique Romero B. and their family or companies owned or controlled by them). 9,369,880 shares (9.93%) is jointly managed by Mr. Dionisio Romero Paoletti and Mr. Luis Enrique Romero B. and 2,955,131 (3.13%) is under the management of Mr. Dionisio Romero Paoletti alone.

Common shares held by our Directors and our senior management does not have voting rights different from shares held by our other shareholders. As of December 31, 2019, there are no stock options granted by Credicorp to acquire any of Credicorp’s outstanding common shares.

ii)	Senior Management

Excluding Mr. Dionisio Romero Paoletti, our Executive Chairman, whose share ownership is set forth above, as of December 31, 2019, members of our senior management, as defined in “Item 6. Directors, Senior Management and Employees” own 134,069 Credicorp shares, which represents 0.14% of our total outstanding shares. While each member of our senior management owns Credicorp shares, none (other than our Executive Chairman) owns more than 1% of our total outstanding shares.

iii)	Employees

As of December 31, 2019, Credicorp’s employees, excluding the senior management, own 686,587 Credicorp shares (granted by Credicorp as part of Credicorp’s long-term compensation program for its key employees and purchased by Credicorp’s employees), which represents 0.73% of our total outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As of December 31, 2019, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP Stand-alone and Grupo Pacifico were transferred to ASHC in April 2004. The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of April 8, 2020.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation	14,620,846	15.49%
Romero family (2)	12,325,011	13.06%
Invesco Ltd.	4,731,510	5.01%

(1)	As a percentage of all issued and outstanding shares (including shares held by ASHC).

(2)	It includes common shares directly or indirectly owned by Dionisio Romero Paoletti and his family or companies owned or controlled by them. Mr. Romero P. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders. Each share has right to one vote, including the shares owned by Atlantic Security Holding Corporation.

Approximately 11.01% of Credicorp’s total issued and outstanding common shares are currently held in 3,279 individual accounts with Cavali, a Peruvian securities clearing company.

As of December 31, 2019, Credicorp had 79,510,153 floating common shares (excluding the 14,620,846 shares held by ASHC and 251,318 shares held by Credicorp’s subsidiaries that correspond to Credicorp’s long-term compensation program for its key employees). For more details regarding our treasury stock see Note 18 (b) to our Consolidated Financial Statements. Approximately 77.59% of the 94,382,317 Credicorp’s issued common shares were held in the United States. There were approximately 55 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2017, 2018 and 2019 include transactions with related parties, which correspond mainly to (i) related companies such as associates or others, (ii) its Board of Directors, (iii) its senior management, (iv) close members of the families of its directors or members of its senior management and (v) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of and for the fiscal years ended December 31, 2017, 2018 and 2019; and for the fiscal quarter ended March 31. 2020.

	2017	2018	2019	March, 31,2020
Statement of financial situation -	In thousands of soles
Direct loans	1,468,211	2,594,712	1,657,206	2,216,886
Investments	715,490	775,397	935,286	876,807
Deposits	(1,022,462)	(425,938)	(751,990)	(1,846,410)
Derivatives at fair value	(2,674)	890	4,984	3,390

Statement of income -
Interest income related to loans – income	23,992	28,384	28,477	8,012
Interest expense related to deposits - expense	(8,342)	(9,573)	(10,377)	(2,794)
Other income	7,247	8,088	9,698	1,520

Off-balance sheet
Total performance bonds, and stand-by letters of credit	385,360	325,427	373,865	421,168

Credicorp made these loans and entered into these contingent obligations and derivatives contracts with related parties in the ordinary course of business and in accordance with the normal market terms, including interest rate and collateral, as those available at the time to other customers for comparable transactions, and they did not involve more than the normal risk of collectability or present other unfavorable features. Outstanding loan balances at year-end were guaranteed by the related party. The loans to related companies as of December 31, 2019 have maturity dates ranging between January 2020 and December 2029 and an accrued annual interest rate average of 6.21% (and as of December 31, 2018 had a maturity dates between January 2019 and December 2028 and an average accrued annual interest rate of 6.46%).

As of March 31, 2020, the related company that had the largest debt balance of direct loans with Credicorp is in the manufacturing sector and maintains a total balance of S/272.2 million compared to a total balance of S/322.3 million as of December, 31, 2019. Those balances included short-term financing, as well as medium-term and long-term operations, where the most important loan aims to expand its production plant and purchase a minority stake in a subsidiary; interest rates of most relevant operations range between 2.2% and 7.5% in soles. As of December 31, 2018, another manufacturing company was the related party with the largest debt balance of direct loans with Credicorp, which was totaling S/597.6 million. The balance included short-term financing and a bridge loan, were the interest rates of most relevant operations where 3.43% in dollars and 5.70% in soles.

As of December 31, 2019, we recorded an S/12.6 million allowance for loan losses for doubtful debt in connection with loans to related parties and as of December 31, 2018 this provision amounted to S/13.7 million. The amount of this provision is established based on an assessment, performed on a continuous basis, of the financial position of each related party and the market in which it operates.

As of December 31, 2017, 2018 and 2019, Credicorp’s directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law No. 26702, which regulates and limits certain transactions with employees, directors and officers of a bank and insurance company. At December 31, 2017, 2018 and 2019, direct loans to employees, directors, key management of Credicorp and their family members amounted to S/957.2 million, S/1,031.7 million and S/1,003.2 million, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

In 2019, Credicorp and subsidiaries made payments totaling approximately S/188.7 million to the following related suppliers: Hermes Transportes Blindados, McKinsey & Company Peru Inc., Grupo Romero and subsidiaries, Grupo Centenario and subsidiaries, Falabella Peru and subsidiaries, and ENEL Distribucion Peru SAA. This information is being disclosed in accordance with our Corporate Policy on Related Parties, which came into effect in December 2019.

7. C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8. A	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements, audited by an independent registered public accounting firm and accompanied by an audit report, are included beginning at page F-1 of this Annual Report.

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

The following is a description of material litigation in which we or our subsidiaries are engaged as of the date of this Annual Report, or that has had, in the recent past, significant effects on the Company’s financial position or profitability.

Madoff Trustee Litigation. In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary ASB in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120 million, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry). The Madoff Complaint seeks the recovery of these redemptions from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and it dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. Briefing is ongoing, and the petition remains pending. Our management believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint.

Fairfield Litigation. In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint against ASB (the Fairfield Complaint) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million from ASB, representing the amount of ASB’s redemptions of certain investments in Fairfield Sentry. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield v. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation described above, the Fairfield v. ASB Adversary Proceeding and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB, filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB and other defendants, in May 2019. The appeal remains pending. Our management believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

(2) Government Investigations

The Chairman and Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our Chairman testified on November 18, 2019, and our Vice Chairman testified on December 9, 2019. The Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fujimori 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

In addition, the Chairman informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately USD 200,000) to the Peruanos Por el Kambio campaign. These contributions were made in compliance both with Peruvian electoral law and with Credicorp’s own political contributions guidelines, adopted in 2015. These guidelines provided details on the procedures for obtaining approval for contributions and outlined the specific required conditions for transparent contributions.

The Peruvian Superintendencia del Mercado de Valores (SMV) has initiated a sanctioning process against Credicorp, for not having disclosed to the market, in due course, the contributions made to political campaigns in the years 2011 and 2016. The Peruvian Superintendencia del Mercado de Valores (SMV) also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for not having disclosed to the market, in due course, the contributions made to political campaigns in connection with the 2016 presidential elections. The SMV may impose pecuniary sanctions (fines) on Credicorp and these three subsidiaries as a consequence of these sanctioning processes.

Credicorp believes that neither the contributions disclosed by our Chairman and Vice Chairman in recent months nor the related SMV sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either will have material effect on the Company’s business, financial position or profitability.

The SBS conducted a special analysis regarding the political contributions case at BCP Stand-alone, Mibanco and Grupo Pacifico, with which these subsidiaries have cooperated. The SBS communicated to BCP on February 25, 2020 the results of its analysis, to which BCP Stand-alone responded on March 2, 2020. The SBS analysis resolution is currently pending.

(3) Dividend Policy

In each year, the Company intends to declare and pay dividends in cash of at least 25% of the Company’s consolidated net profits based on the last audited financial accounts. The Board of Directors shall take into consideration the following when deciding to distribute dividends:

•	The availability of dividends from the Company’s subsidiaries.

•	Whether the declaration and payment of dividends would cause the Company to breach any applicable laws or adversely impact the equity growth requirements of the Company or its subsidiaries.

•	Financial performance of the Company.

•	General business and economic-financial conditions affecting the Company.

•	Any other factors which the Board may deem relevant.

Under Bermuda Law, any dividend may only be declared and paid if the Company is able to (i) pay its liabilities as they become due, and (ii) the realizable value of its assets is not less than the aggregate value of its liabilities, capital stock, and share premium accounts.

The Board of Directors may in its sole discretion declare and pay a dividend below 25%, if any of the above mentioned conditions are not met. Subject to the foregoing, it is expected that regular dividend payments are to be made once a year within 90 calendar days of the meeting held by the Board to approve the dividend declaration. No interim dividends are to be paid, except for extraordinary dividends if previously approved by the Board of Directors. This policy has been in force since fiscal year 2016, and it will continue to be applicable until amended or rescinded by the Board of Directors. For further detail about the risk associated with our ability to pay dividends, refer to “Item 3. Key Information – 3.D Risk Factors – (3) Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us”.

The following table shows cash and stock dividends that we paid based on our results of operations in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00
2014	94,382,317	US$	2.1873	0.00
2015	94,382,317	US$	2.3160	0.00
2016	94,382,317	S/	12.2865	0.00
2016(1)	94,382,317	S/	15.7000	0.00
2017(2)	94,382,317	S/	14.1726	0.00
2018(3)	94,382,317	S/	20.0000	0.00
2019(4)	94,382,317	S/	30.0000	0.00

(1)	At a meeting held on October 25, 2017, the Board of Directors declared an extraordinary cash dividend of S/15.700 per common share. The cash dividend was paid in US Dollars using the weighted exchange rate of S/3.2400 per US Dollar registered by the Superintendent of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on November 22, 2017. The US Dollar dividend amount was rounded up to four decimals; therefore the dividend paid per share was US$4.8457 per share. The aforementioned cash dividend was paid on November 24, 2017 to those shareholders that were registered as shareholders of Credicorp as of the close of business on November 14, 2017.

(2)	At a meeting held on February 28, 2018, the Board of Directors declared a cash dividend of S/14.1726 per common share. The cash dividend was paid in US Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 9, 2018. The US Dollar dividend amount was rounded up to four decimals. The aforementioned cash dividend was paid on May 11, 2018 to those shareholders that were registered as shareholders of Credicorp as of the close of business on April 18, 2018.

(3)	At a meeting held on February 27, 2019, the Board of Directors declared a cash dividend of S/20.0000 per common share. The cash dividend was paid in US Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 8, 2019. The US Dollar dividend amount was rounded up to four decimals. The aforementioned cash dividend was paid on May 10, 2019 to those shareholders that were registered as shareholders of Credicorp as of the close of business on April 16, 2019.

(4)	At a meeting held on February 27, 2020, the Board of Directors declared a cash dividend of S/30.0000 per common share. The cash dividend will be paid in US Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 8, 2020. The US Dollar dividend amount will be rounded up to four decimals. The aforementioned cash dividend was paid on May 8, 2020 to those shareholders that were registered as shareholders of Credicorp as of the close of business on April 13, 2020.

8. B	Significant changes

There have not been any significant changes since the date of our Consolidated Financial Statements.

ITEM 9.	THE OFFER AND LISTING

9. A	Offer and Listing Details

Our common shares have been traded on the NYSE since October 25, 1995. Our common shares also trade on the BVL. They are quoted in US Dollars and trade under the symbol BAP on both exchanges.

Credicorp’s shareholders do not have preemptive purchase rights under the Company’s Bye-laws.

As of December 31, 2019, Credicorp had 94,382,317 issued registered common shares with a nominal par value of US$5.00 per share. Under Credicorp’s Bye-laws, any holder of such shares is entitled to one vote per share, to such dividends as the Board of Directors may from time to time declare and to the surplus assets of Credicorp in the event of a winding-up or dissolution.

9. B	Plan of Distribution

Not applicable.

9. C	Markets

The BVL is the principal non-U.S. trading market for our common shares.

(1) Trading

As of December 2019, there were 260 companies listed on the BVL, which is Peru’s only securities exchange and was established in 1970. Trading on the BVL is primarily done on an electronic trading system. Trading hours are Monday through Friday as follows:

From the second Sunday of March through the first Sunday of November of each year:	Opening session:	08:20 a.m.	-	08:30 a.m.
	Trading I:	08:30 a.m.	-	02:22 p.m.
	Trading II	02:22 p.m.	-	02:52 p.m.
	Closing session:	02:52 p.m.	-	03:00 p.m.
	Closing Price publication	03:00 p.m.	-	03:02 p.m.
	Trading at closing price:	03:02 p.m.	-	03:10 p.m.
From the first Sunday of November through the second Sunday of March of each year:	Opening session:	09:00 a.m.	-	09:30 a.m.
	Trading I:	09:30 a.m.	-	03:22 p.m.
	Trading II	03:22 p.m.	-	03:52 p.m.
	Closing session:	03:52 p.m.	-	04:00 p.m.
	Closing Price publication	04:00 p.m.	-	04:02 p.m.
	Trading at closing price:	04:02 p.m.	-	04:10 p.m.

Equity securities may also be traded in an open outcry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of all transactions on the BVL currently take place on the electronic system.

Transactions during both the open trading and the electronic sessions are executed through brokerage firms and stockbrokers on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order in which they were received. The orders specify the type of security ordered or offered as well as the amounts and the price of the sale or purchase. In general, share prices are permitted to increase or decrease up to 15% for Peruvian companies, and up to 30% for foreign companies, within a single trading day.

According to the BVL, throughout 2019 the economic agents and markets were progressively affected by the trade war between China and the United States. This had an impact on investor-decision and price-setting processes across several markets. Although there was a moderate reaction in developed markets, emerging markets showed an overreaction at times of greatest pessimism.

In addition, unfavorable economic results in several countries and inverted yield curve for US Treasury bonds (that is, higher short-term yields that long-term yields), which has been interpreted as a sign of recession, motivated a further drop in commodities. As a consequence of the above, the ISBVL reached its lowest level of 2019 on August 26 (487.81 points).

The total amount traded on the BVL was US$8,944 million in 2017, US$6,208 million in 2018 and US$5,473 million in 2019. These figures are still far from the record level obtained in 2007, in which trading volume reached US$12,400 million. The Peruvian stock market capitalization amounted to US$162,010 million in 2019 compared to US$142,374 million in 2018 and US$162,355 million in 2017. The Indice General de la Bolsa de Valores de Lima (the General Index of the BVL or IGBVL) closed at 20,526.13 points in 2019 (an increase of 6.08% compared to 2018).

(2) Market Regulation

The Securities Market Law (Legislative Decree 861) addresses matters such as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies. The SMV, a governmental entity attached to Peru’s Ministry of Economy and Finance, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while the BVL and its member firms were given the status of self-regulatory organizations. Additionally, a unified system of guarantees and capital requirements was established for the BVL and its member firms.

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

On August 22, 1995, SMV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the BVL. On October 25, 1995, we became the first non-Peruvian company to list our shares on the BVL. See “Item 4. Information on the Company – 4.B Business Overview – (9) Supervision and Regulation”.

Pursuant to the Securities Market Law, the BVL must maintain a guarantee fund that is funded by its member firms. The actual contributions to be made by the 24 member firms of the BVL are based on volume traded over the exchange. In addition to the guarantee fund managed by the BVL, each member firm is required to maintain a guarantee for operations carried on outside the exchange in favor of SMV. Such guarantees are generally established through bank guarantees issued by local banks.

9. D	Selling Shareholders

Not applicable.

9. E	Dilution

Not applicable.

9. F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10. A	Share Capital

Not applicable.

10. B	Memorandum of Association and Bye-laws

Credicorp Ltd.’s registration number with the Registrar of Companies of Bermuda is 21045. Set forth below is certain information concerning Credicorp’s Board of Directors and our share capital and a brief summary of certain significant provisions of Credicorp’s Memorandum of Association and Bye-laws and Bermuda corporate law. This description does not purport to be complete and is qualified by reference to Credicorp’s Memorandum of Association and Bye-laws and to applicable corporate law. See Exhibit 2.1 to this Annual Report for certain amendments to Credicorp’s Bye-laws that will be considered and voted on by shareholders at the Annual General Meeting to be held on June 5, 2020.

(1) Credicorp Ltd.’s Objects

The objects for which Credicorp is formed and incorporated under its Memorandum of Association are:

•	to act and to perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which Credicorp or any subsidiary company is a member or which are in any manner controlled directly or indirectly by Credicorp;

•	to carry on the business of an investment company and for that purpose to acquire and hold whether in the name of Credicorp or in that of any nominee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company however incorporated or carrying on business; and

•	certain other standard objects of Bermuda exempted companies as set out in the Second Schedule to the Bermuda Companies Act 1981.

Credicorp’s business falls within the scope of its objects under its Memorandum of Association.

(2) Directors

The business of Credicorp is managed and conducted by the Board of Directors, which is fixed by Credicorp’s Bye-laws at eight directors. For additional information regarding the membership and operation of Credicorp’s Board of Directors, see “Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management” and “6. C Board Practices”.

Each director holds office for a period (the Election Period) commencing at the annual general meeting the director was elected and ending at the annual general meeting in the third successive year of the year of his election or until his successor is elected or appointed subject to his office being vacated. At any general meeting, the shareholders may authorize the Board to fill for the remainder of the Election Period any vacancy in their numbers left unfilled at the general meeting. Shareholders in general meeting or the Board shall have the power to appoint any person as a director to fill a vacancy on the Board for the remainder of the Election Period occurring as a result of the death, disability, disqualification or resignation of any director.

There are no age limit requirements regarding retirement or non-retirement of directors. Holding shares is not a requirement in order to be appointed as a director of the Company.

The office of director shall be vacated if the director: (i) is removed from office pursuant to Credicorp’s Bye-laws or is prohibited from being a director by law; (ii) is or becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is or becomes of unsound mind or dies; or (iv) resigns his or her office by notice in writing to the Company.

Directors’ remuneration is determined by Credicorp’s shareholders in general meetings and is deemed to accrue from day to day. Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from meetings of the Board of Directors, any committee appointed by the Board of Directors, general meetings of the Company, or in connection with the business of the Company or their duties as directors generally.

Any director, or any director’s firm, partner or any company with whom any director is associated, may act in a professional capacity for Credicorp and such director or such director’s firm, partner or such company shall be entitled to remuneration for professional services as if such director were not a director, provided that a director or director’s firm, partner or such company is not authorized to act as auditor of the Company.

A director may not vote in respect of any contract or proposed contract or arrangement in which such director is interested or in respect of which such director has a conflict of interest.

The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled share capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.

(3) Common Shares

Credicorp’s Bye-laws provide for its share capital to be a single class of common shares, with a par value of $5.00 per share, subject to any resolution of the shareholders to the contrary. To date, Credicorp has issued 94,382,317 common shares with a par value of US$5.00 per share, each fully paid.

Under Credicorp’s Bye-laws, any holder of Credicorp’s common shares is entitled to one vote per share, to such dividends as the Board of Directors may from time to time declare and to the surplus assets of Credicorp in the event of widing-up or dissolution. Unclaimed dividends do not earn interest. Dividends unclaimed three years after they are declared revert to the Company, and no shareholder has any rights to such dividends. For information regarding Credicorp’s dividend policy and applicable Bermuda law, refer to “Item 8. Financial Information - 8. A Consolidated Statements and Other Financial Information (3) Dividend Policy”.

Subject to applicable law, in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise, or upon any distribution of share capital, the holders of our common shares will be entitled to the surplus assets of the Company.

No limitations on rights to own our securities or on the rights of non-resident or foreign shareholders to hold or exercise voting rights on those securities, are imposed by the Bermuda Companies Act 1981 or by Memorandum of Association, the charter or Bye-laws of Credicorp.

There is no provision of the Company’s Memorandum of Association or Bye-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

There are no Bye-law provisions or provision of Bermuda law governing the ownership threshold above which ownership of Credicorp shares must be disclosed. Under Peruvian law, any individual or legal entity who acquires, directly or indirectly, 1% or more of the share capital of a company operating in the financial and insurance systems (or that is engaged in activities that are either associated with or complementary to the purpose of such companies) in a 12-month period, or who obtains a shareholder stake of 3% or more, must provide the SBS with the information that the SBS requests to identify the shareholder’s main economic activities and the structure of its assets. In addition, transfers of shares of a company operating in the financial or insurance system exceeding 10% of the company’s share capital (or resulting, when aggregated with previous holdings, in the holding of 10% of the company’s share capital) to a single individual or entity, whether directly or indirectly, require prior authorization from the SBS. If a legal person domiciled in Peru holds shares in the financial company in excess of 10%, prior authorization from the SBS is required for the transfer of rights or shares of its holding company in proportions that exceed 10%. If the holding company is a legal person that is not domiciled in Peru, such as Credicorp, the SBS must be informed if there is a modification in the composition of the holding company’s shareholders in proportions that exceed 10%, indicating the names of such shareholders.

Under Peruvian securities market regulation, any issuer with shares registered in a centralized exchange, such as Credicorp, must present to the SMV a list of its shareholders who hold more than 0.5% of its capital stock and update the list each month that a change occurs. The issuer also must update the Securities Market Public Register with information on shareholders holding 4% or more of its share capital following any change.

Credicorp can, from time to time, purchase its own shares in accordance with Section 42A of the Companies Act 1981 of Bermuda. Section 42A of the Companies Act 1981 of Bermuda provides that a company cannot purchase its shares if there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due. Shares purchased under Section 42A are treated as cancelled, and the amount of the company’s issued capital, but not its authorized share capital, is diminished by the nominal value of the cancelled shares.

The rights of Credicorp’s shareholders can be changed by amendment of Credicorp’s Bye-laws. Amendments, rescissions or alterations to Credicorp’s Bye-laws generally require approval by a resolution of its Board of Directors and a resolution of the shareholders passed by a majority of the votes cast in accordance with the provisions of the Bye-laws. Amending Bye-laws 4.11 and 4.23 of Credicorp’s Bye-laws, regarding the number of directors, tenure, election process and filling of vacancies, among other matters, requires affirmative votes of at least two-thirds of the total issued voting shares of the Company Bye-laws amendments may be made at a general meeting or at a special meeting.

Under the Companies Act 1981 of Bermuda, shareholders may resolve in a general meeting to reduce paid-up share capital that is in excess of the Company’s requirements. Upon such a shareholder resolution reached in accordance with Credicorp’s Bye-laws, the Company must publish notice in a newspaper 15 to 30 days before the reduction in share capital is to become effective, stating (i) the amount of share capital as last determined by the Company; (ii) the amount by which the share capital is to be reduced; and (iii) the date on which the reduction will become effective. Then, the Company may proceed to reduce its share capital by (a) extinguishing or reducing the liability on any of its shares in respect of capital not paid up; (b) with or without extinguishing or reducing liability on any of its shares, cancel any paid up capital that is lost or unrepresented by available assets; or (c) with or without extinguishing or reducing liability of any of its shares, and with or without reducing the number of such shares, pay off any paid-up capital that is in excess of the requirements of the Company. Subject to Credicorp’s Bye-laws, when share capital is to be reduced by cancellation of part of a class of shares, the shares to be cancelled must be selected (a) by lot, in such manner as the Directors determine; (b) as nearly as may be in proportion to the number of shares of the class registered in the name of each shareholder; or (c) in such other manner as the Directors, with the consent of the majority of shareholders of the share class to be cancelled, determine. When shares are to be cancelled to reduce the Company’s share capital, the shares shall be acquired at the lowest price at which the shares are obtainable, in the opinion of the Directors, but not exceeding an amount, if any, stated in the Bye-laws. Credicorp’s Bye-laws do not state any amount or price at which shares are to be cancelled when undertaking a share capital reduction of this kind. There are no conditions in our Memorandum of Association or Bye-laws governing changes in our share capital that are more stringent than those required under Bermudan law.

Credicorp’s annual general meeting is held each year to consider and adopt resolutions, to receive the report of the auditors and the financial statements for the last financial year, to elect directors, to consider fees payable to directors, to appoint auditors and to consider other matters properly brought before the meeting. At least fourteen days’ notice of an annual general meeting is given to each shareholder. Notice of an annual general meeting will state the date, place and time at which the meeting is to be held, that the election of directors will take place at the meeting, and as far as practicable, the other business to be conducted at the meeting. At least ten days’ notice of a special general meeting is given to each shareholder. Notice of a special general meeting will state the date, time, place and the general nature of the business to be considered at the meeting. Subject to the provisions of the Bermuda Companies Act 1981 and Credicorp’s Bye-laws, any question proposed for the consideration of the shareholders at any general meeting will be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of Credicorp’s Bye-laws. In the case of a tie, the resolution fails.

10. C	Material Contracts

As of the date hereof, we have not, nor have our subsidiaries, entered into any material contracts in the immediately preceding two years other than those contracts entered into in the ordinary course of our business.

10. D	Exchange Controls

We rely almost exclusively on dividends from Grupo Credito, BCP Stand-alone, BCP Bolivia, ASHC, Grupo Pacifico, Credicorp Capital and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent our subsidiaries are restricted by law from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

Although substantially all of the clients of BCP Stand-alone, ASB and Pacifico are located in Peru, as of December 31, 2019, approximately 35.4% of BCP Stand-alone’s loan portfolio, 99.9% of ASB’s loan portfolio, and 43.9% of Pacifico’s written premiums were denominated in US Dollars (38.4%, 100.0% and 54.7%; and 38.3%, 99.9%, and 50.2% in 2018 and 2017, respectively).

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$68,316 million or 30% of GDP as of December 31, 2019) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company – 4.B Business Overview – (7) Peruvian Government and Economy”.

Since March 1991, there have been no exchange rate controls in Peru, and all foreign exchange transactions are based on market exchange rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by the Company. These investors are allowed to purchase foreign exchange at market exchange rates through any member of the Peruvian banking system.

We have been designated as a non-resident for Bermuda exchange control purposes. Therefore, there are no restrictions on our ability to transfer non-Bermuda funds into and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

10. E	Taxation

For details on income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to Note 19 (a) and (d) of the Consolidated Financial Statements.

The disclosures in the following sections describe certain material implications to shareholders under the tax laws of Bermuda, Peru and the United States, but are not intended to provide legal advice to investors. Investors should consult with their own tax advisers in these and other jurisdictions.

Credicorp’s dividends are paid without withholding tax at the source.

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

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 (Bermuda annual government fee for 2017 & 2018). However, with effect beginning in 2019, the annual government fee increased to $19,605.

10.2 Peruvian regulation

On February 15, 2011, the Peruvian government enacted Law No. 29663, which was subsequently amended on July 21, 2011, by Law No. 29757. This law partially modifies the country’s income tax regime by (i) subjecting to taxation in Peru capital gains derived from an indirect transfer of shares issued by a domiciled entity and (ii) introducing more types of income that will qualify as Peruvian source income. Under the law, an indirect transfer of shares issued by a domiciled entity exists and is subject to the Peruvian Income Tax (0%, 5% or 30%) when the shares of a non-domiciled entity, which in turn owns (directly or indirectly through other entities) shares issued by a domiciled entity, are transferred, provided that both of the following two conditions are met:

•	During the 12 months prior to the transfer, the fair market value (FMV) of the shares of the domiciled entity owned by the non-domiciled entity equals 50% or more of the FMV of the shares of the non-domiciled entity. There is a rebuttable presumption that this condition is met if the non-domiciled entity is a resident in a tax haven; and

•	During any given 12-month period, shares representing 10% or more of the non-domiciled entity’s share capital are transferred.

The Legislative Decree 1424 (published in September 13, 2018) established an additional rule according to which if the "total amount" of domiciled entity´s shares -indirectly transferred- is equal to or exceeds 40,000 Peruvian Tax Units (approx. US$52 millions), an indirect transfer of Peruvian shares would always be deemed to be triggered, regardless of whether conditions a) or b) are met. This new rule based on the sales price is in force as of January 1, 2019, jointly with the general rule referred above.

The tax rate will apply according to the following table:

Tax rate
Exempt (0%)	Income derived from the transfer of securities in the Lima Stock Exchange will be exempt from the Income Tax until December 31, 2022, as long as they have a stock market presence and; if in a period of 12 months, the tax-payer or its related parties, through a single or successive operations, do not transfer 10% or more of the total shares issued by the respective Company.
5%	If the aforementioned requirements are not met and the transfer of shares is realized through the BVL by a non-domiciled subject.
30%	If the transfer of shares is not realized through the BVL by a non-domiciled subject, even if the shares are listed in the Lima Stock Exchange.

In addition, the following obligations were imposed on domiciled entities that have economic relationships with non-domiciled sellers:

•	Reporting to the SUNAT the direct or indirect transfer of its shares and;

•	To the extent that shares of a domiciled company are being directly or indirectly transferred by a non-domiciled seller, the domiciled company is jointly liable for the income tax that is not paid by the non-domiciled seller when such seller and the Peruvian domiciled company are deemed to be economically related for Peruvian Income Tax purposes for any period of time, within 12 months prior to the transfer. However, the joint income tax liability does not apply when the purchaser or acquirer of the transferred shares is a domiciled individual or entity.

To this respect Supreme Decree N° 275-2013-EF, enacted on November 7, 2013, defined the concept of “economical relationship”. A domiciled entity is considered to be economically related to a non-domiciled seller, if, in any given time within the 12-month period prior to the transfer, at least one of the following conditions is met:

•	The non-domiciled seller owns more than 10% of the equity of the domiciled entity, directly or through a third party;

•	10% or more of the equity of each of the domiciled entity and the non-domiciled seller is owned by common shareholders;

•	The domiciled entity and the non-domiciled seller have one or more common directors, managers or administrators, with authority over financial, operative and commercial agreements;

•	The domiciled entity and the non-domiciled seller prepare joint consolidated financial statements; or

•	The non-domiciled seller has a dominant influence on the decisions of the administrative areas of the domiciled entity, or vice-versa.

10.3 Material U.S. Federal Income Tax Consequences

This section describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares by U.S. shareholders (as defined below) that hold our common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable regulations of the U.S. Department of the Treasury promulgated thereunder (the “Treasury Regulations”), U.S. Internal Revenue Service (the “IRS”) rulings and decisions and judicial decisions thereon and existing interpretations thereof, all as in effect on the date of this Annual Report. These authorities may be subject to different interpretations or changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below.

We have not sought any ruling from the IRS in respect of the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions, or that the IRS will not challenge any of the positions taken by us and that such challenge, if any, will not be sustained. A different treatment from that described below could adversely affect the tax consequences of the ownership and disposition of our common shares as set forth in this summary.

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of such holder’s circumstances. In particular, this summary does not address all of the tax consequences that may apply to members of a special class of holders subject to special rules, including:

•	dealers in securities or currencies;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	regulated investment companies;

•	real estate investment companies;

•	traders in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt organizations;

•	banks, insurance companies, or any other financial institution;

•	persons that actually or constructively owns 10% or more, by vote or value, of our common shares;

•	persons that hold our common shares as part of a straddle or a hedging, conversion, or other integrated transaction for U.S. federal income tax purposes;

•	persons that purchase or sell common shares as part of a wash sale for U.S. federal income tax purposes;

•	partnerships or other pass-through entities and investors therein; or

•	persons whose functional currency is not the US Dollar.

In December 2017, the United States enacted U.S. federal income tax reform, which significantly changed the U.S. federal income tax system. Although this summary takes into account this new U.S. federal income tax law, its provisions are complex and there is limited administrative guidance about its application. You should consult your own tax advisor regarding the potential impact of this new U.S. federal income tax law on the U.S. federal income tax consequences to you in light of your particular circumstances.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares, the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your own tax advisor regarding the U.S. federal income tax consequences to you.

Prospective investors of our common shares should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. and other tax consequences of owning and disposing of the common shares in their particular circumstances.

This summary applies to you if you are a U.S. Shareholder. As used herein, a "U.S. Shareholder" means a beneficial owner of our common shares who or that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons (as defined in the Code and Treasury Regulations) are authorized to control all substantial decisions of the trust.

Taxation of Dividends

Subject to the discussion of the “passive foreign investment company” rules below, the gross amount of any distributions of cash or property with respect to our common shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated first as a return of capital that is applied against and reduces the U.S. Shareholder's adjusted tax basis in the common shares, but not below zero, and thereafter as capital gain realized on the sale or other disposition of the common shares. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Shareholders as dividends.

Any dividends that a U.S. Shareholder receives will be includable in such holder’s gross income as ordinary income on the day such holder actually or constructively receives them. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Shareholders. Dividends paid by us generally will be non-U.S. source income for purposes of the U.S. “foreign tax credit” rules. The rules governing U.S. foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. Shareholder. Therefore, each U.S. Shareholder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. Shareholder’s particular circumstances.

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. Shareholders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation if (1) its shares (including the common shares) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. However, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. The common shares are traded on the New York Stock Exchange. The United States does not have a comprehensive income tax treaty with Bermuda or Peru. Each U.S. Shareholder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

Taxation of Capital Gains

Subject to the discussion of the “passive foreign investment company" rules below, a U.S. Shareholder generally will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the common shares were held for more than one year. Gain or loss, if any, recognized by a U.S. Shareholder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes. Therefore, U.S. Shareholders may not be able to use any U.S. foreign tax credit arising from any Peruvian tax imposed on the sale or exchange of common shares unless the credit can be applied (subject to applicable limitations) against tax due on other non-U.S. source income. A U.S. Shareholder’s adjusted tax basis in its common shares generally is equal to its purchase price for such shares, adjusted as described above. Long-term capital gains recognized by non-corporate U.S. Shareholders generally will be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

For the purposes of this test, such non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Income and assets that would ordinarily be categorized as passive under the rules above would not be so categorized if the assets are used, and the income is derived, in the active conduct of a banking or insurance business by a non-U.S. corporation. The IRS guidance implementing such exceptions is unclear, however, and it is therefore not certain that we, including our subsidiaries, qualify for either such exception.

We have not determined whether we have previously been a PFIC for any year, or whether we are currently, or will be a PFIC in future years. Furthermore, because this determination is made on an annual basis, no assurance can be given that we will not be classified as a PFIC in future taxable years. If we are classified as a PFIC for U.S. federal income tax purposes, a U.S. Shareholder that does not make an election to treat us as a “qualified electing fund” and did not make a “mark-to-market” election, each as described below, will be subject to the follow U.S. federal income tax consequences:

•	“Excess distributions” we make to a U.S. Shareholder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Shareholder with respect to our common shares in any taxable year that exceed 125% of the average distributions received by the U.S. Shareholder from us in the shorter of either the three previous years or the U.S. Shareholder’s holding period for such common shares before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Shareholder has held our common shares. A U.S. Shareholder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A U.S. Shareholder must pay U.S. federal income tax on amounts allocated to each prior taxable PFIC year at the highest marginal tax rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for U.S. federal income tax.

•	The entire amount of gain that is realized by a U.S. Shareholder upon the sale or other disposition of our common shares would also be considered an excess distribution and would be subject to U.S. federal income tax as described above.

•	A U.S. Shareholder’s adjusted tax basis in shares that were acquired from a U.S. decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s adjusted tax basis, if lower than such value.

The special PFIC rules do not apply to a U.S. Shareholder if the U.S. Shareholder makes an election to treat us as a “qualified electing fund” in the first taxable year in which the U.S. Shareholder owns our common shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a U.S. Shareholder generally must file a completed IRS Form 8621 in each year that we are a PFIC. U.S. Shareholders should be aware that, for each taxable year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Shareholders the information such U.S. Shareholders require to make a “qualified electing fund” election with respect to us.

A U.S. Shareholder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Shareholder’s adjusted tax basis in the PFIC shares. If such a mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Assuming that we are trading on the New York Stock Exchange, our common shares are expected to be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election should be able to be made if we are classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and U.S. Shareholders are strongly urged to consult their tax advisors concerning this election if we are classified as a PFIC.

U.S. Shareholders are urged to consult their tax advisors regarding the adverse tax consequences of owning our common shares if we are, or become, a PFIC, and the possibility of making certain elections designed to lessen those adverse consequences.

Medicare Tax on Net Investment Income

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (i) such holder’s "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Shareholder’s net investment income generally includes its dividend income and its net gains from the disposition of our common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Shareholder that is an individual, estate or trust is urged to consult its own tax advisor regarding the applicability of the Medicare tax in respect of its investment in our common shares.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year, may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. Persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Our common shares may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the common shares.

Backup Withholding and Information Reporting

Dividends paid, if any, on our common shares to a U.S. Shareholder may be subject to information reporting and, unless a U.S. Shareholder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax (currently at a rate of 24%). In addition, information reporting generally will apply to payments of proceeds from the sale, exchange, redemption or other disposition of our common shares by a paying agent, including a broker, within the United States to a U.S. Shareholder. A paying agent within the United States will be required to impose backup withholding on any payments of the proceeds from the sale, exchange redemption or other disposition of the common shares within the United States to a U.S. Shareholder if such U.S. Shareholder fails to furnish its correct taxpayer identification number or otherwise fails to establish an exemption or comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. Shareholder’s U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code (commonly known as the Foreign Account Tax Compliance Act, or “FATCA”) impose, under certain circumstances, a 30% U.S. federal withholding tax on certain payments to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the Bermuda government or the IRS regarding our U.S. Shareholders and to withhold on a portion of payments under our common shares to certain U.S. Shareholders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). Each U.S. Shareholder should consult his, her or its own tax advisor regarding the application of FATCA to the purchase, ownership, and disposition of our common shares.

10.4 Double tax treaties

As of January 14, 2020, Peru has tax treaties with the following jurisdictions: Brazil, Canada, Chile, Mexico, Portugal, South Korea, Switzerland and the countries member of the Andean Pact (Bolivia, Colombia and Ecuador). Peru has also signed a tax treaty with Japan, which is not effective yet. Peru does not have a tax treaty with Bermuda and the United States does not have a comprehensive income tax treaty with Bermuda or Peru.

10. F	Dividends and Paying Agents

Not applicable.

10. G	Statement by Experts

Not applicable.

10. H	Documents on Display

We are subject to the information reporting requirements of the Securities Exchange Act of 1934; as such requirements apply to us as a foreign private issuer. As such, we file or furnish reports and other information to the SEC, which may be inspected at the public reference facilities of the SEC, at 100 F Street, N.E., Washington, D.C. 20549.

In addition, the SEC maintains a website that contains information filed or furnished electronically, which can be accessed at http://www.sec.gov, and from certain commercial document retrieval services. Neither information contained on the SEC’s website nor information gathered from commercial document retrieval services form part of this report on Form 20-F.

10. I    Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group’s activity involves principally the use of financial instruments, including derivatives, and receives deposits from customers mainly at fixed rates, for different periods, and invests these funds in high-quality assets. Additionally, it places these deposits with legal entities and individuals, considering the financial costs and expected profitability.

We also seek to raise margins, through lending to commercial and retail borrowers with a range of financial products. Such exposures involve not just on-balance sheet loans and advances; we also enter into off-balance sheet facilities and other commitments such as letters of credit and performance bonds.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short-term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a cornerstone of its risk management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operational risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

(1) Risk Management Structure

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

a)	The Group’s Boards of Directors

Credicorp’s Board of Directors

The Board of Directors of Credicorp is responsible for the overall risk management approach and for the approval of the levels of risk appetite that the Group is prepared to assume. Furthermore, it approves the guidelines and policies for integral risk management. On the other hand, the Board establishes an organizational culture which emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the compliance function.

The Group’s Subsidiaries Boards of Directors

The Board of Directors of each subsidiary is responsible for aligning the risk management established by the Board of Credicorp within the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

b)	Credicorp Risk Committee

The Credicorp Risk Committee represents the Board of Credicorp in risk management decision-making. This committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition, it establishes principles, policies and general limits.

The Credicorp Risk Committee is chaired by a Board member of Credicorp; it also includes a second member of the Board of Credicorp, a Board member of BCP Stand-alone, the Chief Executive Officer of BCP Stand-alone, the Chief Financial Officer of Credicorp, the Chief Risk Officer of Credicorp and the Risk Management Division of BCP Stand-alone’s manager.

In addition, to effectively manage all the risks, the Credicorp Risk Committee is supported by the following committees, which report periodically on all relevant changes or issues relating to the risks being managed:

Credicorp Credit Risk Committees (retail and non-retail)

The Credit Risk Committees (retail and non-retail) are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the implementation of corrective measures in case there are deviations. In addition, they propose credit risk management guidelines within the framework of governance and organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the credit risk management functions and reports important findings to the Credicorp Risk Committee.

Credicorp Treasury and ALM (Asset Liability Management) Risk Committee

The Credicorp Treasury and ALM Risk Committee is responsible for analyzing and proposing the objectives, guidelines and policies for the treasury and ALM risk management of the Group’s companies. Furthermore, the committee is responsible for monitoring the market risk indicators and appetite limits for Credicorp and each of the Group’s companies. Additionally, it is informed of the actions for the implementation of corrective measures in case there are deviations regarding the levels of risk appetite and tolerance assumed by the Group’s companies. Furthermore, it is responsible for proposing the approval of any changes in the treasury and ALM risk management functions and for reporting any finding to the Credicorp Risk Committee.

Credicorp Methodologic Operational Risk Committee

The Credicorp Methodologic Operational Risk Committee is responsible for monitoring the operational risk indicators of each of the Group’s companies and the progress of the implementation of operational risk and business continuity methodologies. Additionally, it serves as a mechanism to share best practices regarding the main challenges faced by the Group’s companies.

Credicorp Model Risk Committee

The Credicorp Model Risk Committee is responsible for analyzing and proposing corrective actions in case there are deviations from the model risk appetite limits. Furthermore, it proposes the creation and/or modification of the model risk management governance structure, supervising its compliance. It also monitors the data and analytics strategy of the Group and the health status of its model portfolio. Additionally, it is responsible for informing the Credicorp Risk Committee about exposures, related to model risk, that involve variations in the risk profile.

c)	Central Risk Management

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Board of Credicorp. Furthermore, it constantly emphasizes the importance of adequate risk management specifying to each of the units their role in the identification and definition of the corresponding actions.

The Central Risk Management units with corporate risk functions are the following:

Risk Management Division

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with those established by the Board of Credicorp. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting standard risk management aligned with best practices. It also has the task of informing the Board of Credicorp regarding global exposure and by type of risk, as well as the specific exposure of each Group’s company.

Retail Banking Risk Division

The Retail Banking Risk Division is responsible for ensuring the quality of the retail portfolio and promoting retail credit risk guidelines that are consistent with the overall guidelines and risk policies set by the Board of Credicorp.

Credit Division

The Credit Division is responsible for proposing the credit policies and the criteria for the evaluation and administration of credit risks that the Group assumes with the clients of the wholesale segment. It evaluates and approves the loan proposals within its autonomy and proposes their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Board of Credicorp, respecting the laws and regulations in force.

Non-financial Risks Division

The Non-financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board of Credicorp. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risk strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

It is important to note that the Non-financial Risks Division is composed of the following areas: Cybersecurity Management Area, Corporate Security and Cyber Crime Management Area and Operational Risk Management Area.

d)	Internal Audit Division

The Audit Division is in charge of monitoring, on an ongoing basis, the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Credicorp. On the other hand, it evaluates the sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

e)	Compliance Division

Compliance Division reports to the Board of Credicorp and is responsible for ensuring corporate compliance of regulations and internal Code of Ethics.

(2) Risk Measurement and Reporting Systems

Risk is measured using models and methodologies developed for the management of each type of risk. Credicorp has independent databases that are subsequently integrated through corporate reports. These reports enable it to monitor, at an aggregate and detailed level, the different types of risks to which each company is exposed. The system provides the ability to comply with the needs for reviewing the risk appetite requested by the above-mentioned committees and departments; as well as complying with regulatory requirements.

(3) Risk Mitigation

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as collateral, derivatives, controls and insurance, among others. Furthermore, it has adopted policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses collateral to reduce its credit risk exposure.

(4) Risk appetite

Based on corporate risk management, the Group's Board of Directors annually approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as it seeks its strategic and financial objectives, maintaining a corporate vision in the individual decisions of each entity. This risk appetite framework is based on "core" and "specific" metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and statement of financial position structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which every company of the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk concentration is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

•	A risk appetite statement: establishes explicit general principles and the qualitative declarations which complement the risk strategy.

•	A metrics scorecard: used to define the levels of risk exposure in the different strategic pillars.

•	Limits: allow control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

•	Governance scheme: seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

•	The appetite is integrated in the processes of strategic and capital guidelines, as well as in the definition of the budget exercise, facilitating the strategic decision making process of the organization.

(5) Risk Concentration

Risk concentrations arise when a reduced and representative number of all the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions, among others.

To avoid excessive risk concentration, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

(6) Market Risk

The Group is exposed to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk in two groups: (i) arising from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) arising from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

(7) Trading Book

The trading book is characterized by liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by our management as held for trading.

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

VaR limits and assumptions are set on the basis of risk appetite and trading strategy of each subsidiary. The assessment of past movements has been based on historical one-year data and 131 market risk factors, which are composed as follows: 31 market curves, 74 stock prices, 15 mutual funds values, 3 volatility series and 8 survival probability curves. Credicorp applies these historical changes in rates directly to its current positions (a method known as historical simulation). Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which Credicorp’s trading book is exposed.

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

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, Credicorp has internal appetite risk limits for the trading book that are monitored and informed to the Credicorp Treasury and ALM Risk Committee. In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate (see “Item 11. Quantitative and qualitative disclosures about market risk – (10) Foreign Exchange Risk”).

During 2019, the Credicorp’s VaR showed an increase compared to the level of 2018, mainly by Price Effect due to greater exposure in Equity instruments despite of an increase in diversification between risks. The VaR remains contained within the limits of the risk appetite established by the Bank's Risk Management.

As of December 31, 2017, 2018 and 2019, our VaR by risk type were as follows:

	2017	2018	2019
	in thousands of Soles
Interest rate risk	7,836	9,527	9,274
Price risk	2,759	4,476	7,809
Volatility risk	-	10	463
Diversification effect	(3,195)	(3,587)	(6,245)
Consolidated VaR by risk type (1)	7,400	10,426	11,301
(1)	Amplified to the Holding, adjusted by a 10 days period of liquidation.

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model are considered as part of the sensitivity analysis of rates and market prices in the section number 9. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

The information disclosed in these charts addresses the VaR calculation for the entire consolidated Group. However, minimum, maximum and average VaR calculations are estimated only for BCP Stand-alone’s trading book. The reason for this is that, although there is a daily VaR calculation for all subsidiaries with trading book positions, the entire Group is consolidated once a month in order to calculate a VaR for reporting purposes and to monitor the economic capital limit. Therefore, since there is not a sufficient sample for the Group, minimum, maximum and average VaR are calculated only for the BCP Stand-alone subsidiary. Nonetheless, the Company believes it is relevant information considering that BCP Stand-alone’s trading risk is very close to the total trading risk of the Group’s portfolio.

For the years end December 31, 2017, 2018 and 2019, the BCP Stand-alone’s VaR statistics were as follows:

	2017	2018	2019
	in thousands of Soles
Average daily	14,834	13,160	7,007
Highest	55,298	25,552	18,556
Lowest	6,022	4,493	1,727

7.2 Backtesting

Backtesting is performed on the trading book to verify the predictive power of the VaR calculations. Backtesting compares results of the positions considered for the calculation of VaR and the calculation of the VaR from the previous day. Backtesting exceptions occur when real losses exceed the estimated VaR for the previous day. In order for a backtesting analysis to be considered valid, it should be based on a minimum of 252 observations. Every month, backtesting exceptions are analyzed and reports are prepared to explain the results. These reports are presented to the Treasury and ALM Risk Committee and our Senior Officers. Backtesting is estimated only for BCP Stand-alone’s trading book, since it should be based on a minimum of 252 observations and the Group’s VaR is consolidated only once a month for reporting purposes and to monitor the Group’s economic capital limit.

VaR Backtesting – VaR (1-Day, 99% in millions of Soles) – 2019:

Credicorp's backtesting analysis is based on Kupiec statistic test to determine if the number of exceptions is statistically different to the one expected by the VaR confidence level. Since the test uses the last 252 observations and a 99% VaR confidence level, a number of exceptions greater than 5 would indicate the VaR is too low and that the model understates the probability of large losses.

During 2019, BCP Stand-alone recorded four backtesting exceptions, when actual daily losses exceeded daily VaR. According to the selected test; we believe that these backtesting results do not suggest a problem with the quality or accuracy of our VaR model. We believe that the exceptions were due to an increase in market volatility in the USD treasuries and Latam market curves for fixed-income and derivative instruments.

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

The results of our stress test as of December 31, 2017, 2018, 2019, by risk type, were as follows:

	2017	2018	2019
	in thousands of Soles
Interest rate risk	28,487	41,040	70,199
Price risk	12,301	9,101	25,172
Volatility risk	-	20	1,119
Diversification effect	(5,112)	(8,987)	(33,713)
Consolidated VaR by risk type	35,676	41,174	62,777

(8) Banking Book

The management of risks associated with long-term and structural positions is called ALM. Non-trading portfolios, which comprise the banking book, are exposed to different sensitivities that can deteriorate the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth.

Interest Rate Risk

The ALM-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the statement of financial position (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monthly monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those in which earnings are based on interest, such as credits, investments and technical reserves. Interest rate risk management at BCP Stand-alone, BCP Bolivia, Mibanco, Atlantic Security Bank, Grupo Pacifico and Bancompartir is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (EAR) and sensitivity analysis of the net economic value (EVE). These calculations consider different rate shocks in stress scenarios.

Repricing Gap

Repricing gap analysis identifies the term structure of interest rate mismatches within the Group’s balance and out of balance assets and liabilities. Different time bucket schemes may be used in the report. Through this analysis, management can identify the time profile in which interest rate variations may have potential impacts.

The tables below provide information about our financial instruments that are sensitive to interest rates, including deposits, bonds and other obligations, and summarize our exposure to interest rate risks as of December 31, 2017, 2018 and 2019. It includes the Group’s financial instruments at carrying amounts, categorized into columns based on the earlier of their contractual repricing date and maturity/call date.

	As of December 31, 2017
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	11,473,580	1,859,361	4,638,314	6,222,420	79,788	6,428,944	30,702,407
Investments	1,642,823	3,789,292	4,013,113	6,208,053	11,072,700	2,111,283	28,837,264
Loans, net	12,192,582	15,509,563	23,933,640	32,989,209	12,108,217	(755,934)	95,977,277
Financial assets designated at fair value through profit and loss	-	-	-	-	-	537,685	537,685
Premiums and other policies receivables	626,392	22,088	6,500	1,849	-	-	656,829
Accounts receivable from re-insurers and co-insurers	163,425	309,669	208,531	34,070	-	-	715,695
Other assets	180,725	24,926	9,736	5,946	577,129	1,695,336	2,493,798
Total assets	26,279,527	21,514,899	32,809,834	45,461,547	23,837,834	10,017,314	159,920,955
Liabilities
Deposits and obligations	26,156,669	9,513,156	17,056,114	36,200,975	6,213,829	2,029,668	97,170,411
Payables from repurchase agreements, security lending, due to banks and correspondents	4,070,558	1,949,926	6,931,824	6,056,395	2,153,396	250,633	21,412,732
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	168,089	168,089
Accounts payable to reinsurers and coinsurers	51,814	141,708	31,726	9,937	-	-	235,185
Technical, insurance claims reserves and reserves for unearned premiums	200,307	118,642	443,141	1,918,617	3,922,902	840,151	7,443,760
Bonds and notes issued	791,247	1,656	395,125	11,998,887	2,973,831	81,511	16,242,257
Other liabilities	155,851	211,103	2,434	-	-	3,533,793	3,903,181
Equity	-	-	-	-	-	22,253,703	22,253,703
Total liabilities and equity	31,426,446	11,936,191	24,860,364	56,184,811	15,263,957	29,157,548	168,829,317
Off-Balance sheet items
Derivatives assets	1,397,860	2,023,671	426,309	6,993,576	2,393,197	-	13,234,613
Derivatives liabilities	4,153,574	4,460,947	181,534	3,944,123	494,435	-	13,234,613
Total Off-Balance Sheet items	2,755,714)	2,437,276)	244,775	3,049,453	1,898,762	-	-
Marginal gap	(7,902,633)	7,141,432	8,194,245	(7,673,811)	10,472,639	(19,140,234)	(8,908,362)
Accumulated gap	(7,902,633)	(761,201)	7,433,044	(240,767)	10,231,872	(8,908,362)

	As of December 31, 2018
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	8,348,880	2,192,245	2,644,313	4,973,228	94,925	7,997,867	26,251,458
Investments	1,024,895	4,143,332	6,231,197	5,288,235	12,014,435	648,579	29,350,673
Loans, net	12,671,779	17,663,723	25,826,794	36,908,775	13,581,585	(845,658)	105,806,998
Financial assets designated at fair value through profit and loss	-	-	-	-	-	521,186	521,186
Premiums and other policies receivables	848,662	24,303	9,124	5,184	-	-	887,273
Accounts receivable from re-insurers and co-insurers	89	106,421	734,043	1,104	386	-	842,043
Other assets	42,057	46	498	1,735	(1,763)	2,408,072	2,450,645
Total assets	22,936,362	24,130,070	35,445,969	47,178,261	25,689,568	10,730,046	166,110,276
Liabilities
Deposits and obligations	27,696,282	9,545,250	17,413,186	39,389,207	6,724,393	3,782,992	104,551,310
Payables from repurchase agreements, security lending, due to banks and correspondents	1,825,899	3,895,312	5,128,527	3,811,941	1,609,500	1,592,318	17,863,497
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	362,310	362,310
Accounts payable to reinsurers and coinsurers	5,504	281,808	3,082	1,299	-	-	291,693
Technical, insurance claims reserves and reserves for unearned premiums	217,240	600,927	1,007,817	2,327,437	4,247,236	52,014	8,452,671
Bonds and notes issued	27	1,934	2,499,807	12,441,149	445,350	69,273	15,457,540
Other liabilities	175,892	247,175	2,739	-	-	2,613,602	3,039,408
Equity	-	-	-	-	-	24,266,076	24,266,076
Total liabilities and equity	29,920,844	14,572,406	26,055,158	57,971,033	13,026,479	32,738,585	174,284,505
Off-Balance sheet items
Derivatives assets	3,393,623	2,736,835	1,204,498	347,883	72,826	-	7,755,665
Derivatives liabilities	823,012	819,882	3,728,800	1,754,972	534,259	-	7,660,925
Total Off-Balance Sheet items	2,570,611	1,916,953	(2,524,302)	(1,407,089)	(461,433)	-	94,740
Marginal gap	(4,413,871)	11,474,617	6,866,509	(12,199,861)	12,201,656	(22,008,539)	(8,079,489)
Accumulated gap	(4,413,871)	7,060,746	13,927,255	1,727,394	13,929,050	(8,079,489)	-

	As of December 31, 2019
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	12,702,384	1,841,425	3,683,141	5,351,933	125,088	6,571,315	30,275,286
Investments	1,462,956	1,346,028	7,786,732	5,876,624	12,628,641	578,788	29,679,769
Loans, net	14,595,317	17,107,120	28,291,817	35,086,667	15,737,689	(332,893)	110,485,717
Financial assets designated at fair value through profit and loss	-	-	-	-	-	620,544	620,544
Premiums and other policies receivables	802,558	22,866	8,496	4,811	-	-	838,731
Accounts receivable from re-insurers and co-insurers	734	120,600	668,551	1,348	471	-	791,704
Other assets	273,338	38,841	8	-	-	2,023,067	2,335,254
Total assets	29,837,287	20,476,880	40,438,745	46,321,383	28,491,889	9,460,821	175,027,005
Liabilities
Deposits and obligations	29,478,976	9,711,623	19,010,084	43,285,525	7,339,092	3,180,085	112,005,385
Payables from repurchase agreements, security lending, due to banks and correspondents	3,742,155	3,269,341	4,969,337	1,784,133	2,528,985	225,797	16,519,748
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	493,700	493,700
Accounts payable to reinsurers and coinsurers	46,144	133,864	25,838	10,888	-	-	216,734
Technical, insurance claims reserves and reserves for unearned premiums	266,556	703,337	1,166,055	2,703,092	5,056,900	54,293	9,950,233
Bonds and notes issued	180,311	252,316	1,683,166	10,060,986	2,753,679	15,905	14,946,363
Other liabilities	437,529	361,087	3,765	-	-	3,008,995	3,811,376
Equity	-	-	-	-	-	26,746,310	26,746,310
Total liabilities and equity	34,151,671	14,431,568	26,858,245	57,844,624	17,678,656	33,725,085	184,689,849
Off-Balance sheet items
Derivatives assets	2,806,693	2,849,046	454,349	272,223	165,700	-	6,548,011
Derivatives liabilities	323,360	821,872	3,798,631	1,110,774	406,320	-	6,460,957
Total Off-Balance Sheet items	2,483,333	2,027,174	(3,344,282)	(838,551)	(240,620)	-	87,054
Marginal gap	(1,831,051)	8,072,486	10,236,218	(12,361,792)	10,572,613	(24,264,264)	(9,575,790)
Accumulated gap	(1,831,051)	6,241,435	16,477,653	4,115,861	14,688,474	(9,575,790)	-

Investments and derivatives classified by our management as held for trading are not considered in our repricing gap analysis, because these instruments are included in the trading book. Instead of repricing gap analysis, we use VaR methodology to assess risk arising from these instruments.

Other assets and other liabilities include only financial accounts. Balances of years 2018 and 2017 have been adjusted accordingly for this report.

(9) Sensitivity to Changes in Interest Rates

The sensitivity analysis of a reasonable possible change in interest rates on the ALM book comprises an assessment of the sensibility of the financial margin, which seeks to measure the potential changes in interest accruals over a period of time due to the expected parallel movement of the interest rate curves, as well as the sensitivity of the net economic value, which is a long-term metric measured as the difference arising between the economic value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax for one year, based on non-trading financial assets and financial liabilities held at December 31, 2019, 2018 and 2017, including the effect of derivatives instruments. The sensitivity of net economic value is calculated by reassessing the financial assets and liabilities that comprise the banking book, including the effect of any associated hedge and derivative instruments designated as a cash flow hedge. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the banking book, including instruments classified as fair value through other comprehensive income and amortized cost investments.

The tables below summarize our exposure to interest rate changes as of December 31, 2017, 2018 and 2019:

	As of December 31, 2017
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		financial margin		economic value
			in thousands of Soles
Peruvian Currency	+/-	50	-/+	1,451	-/+	354,899
Peruvian Currency	+/-	75	-/+	2,176	-/+	532,348
Peruvian Currency	+/-	100	-/+	2,901	-/+	709,798
Peruvian Currency	+/-	150	-/+	4,352	-/+	1,064,696
US Dollar	+/-	50	+/-	8,068	-/+	129,876
US Dollar	+/-	75	+/-	12,103	-/+	194,813
US Dollar	+/-	100	+/-	16,137	-/+	259,751
US Dollar	+/-	150	+/-	24,205	-/+	389,627

	As of December 31, 2018
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		financial margin		economic value
			in thousands of Soles
Peruvian Currency	+/-	50	-/+	10,463	-/+	439,964
Peruvian Currency	+/-	75	-/+	15,695	-/+	659,946
Peruvian Currency	+/-	100	-/+	20,926	-/+	879,928
Peruvian Currency	+/-	150	-/+	31,389	-/+	1,319,893
US Dollar	+/-	50	+/-	48,325	-/+	6,718
US Dollar	+/-	75	+/-	72,487	-/+	10,078
US Dollar	+/-	100	+/-	96,650	-/+	13,437
US Dollar	+/-	150	+/-	144,975	-/+	20,155

	As of December 31, 2019
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		financial margin		economic value
			in thousands of Soles
Peruvian Currency	+/-	50	-/+	7,696	-/+	520,389
Peruvian Currency	+/-	75	-/+	11,544	-/+	780,584
Peruvian Currency	+/-	100	-/+	15,392	-/+	1,040,778
Peruvian Currency	+/-	150	-/+	23,088	-/+	1,561,167
US Dollar	+/-	50	+/-	52,276	-/+	50,253
US Dollar	+/-	75	+/-	78,413	-/+	75,379
US Dollar	+/-	100	+/-	104,551	-/+	100,506
US Dollar	+/-	150	+/-	156,827	-/+	150,759

The interest rate sensitivities set out in the tables above are illustrative only and are based on simplified scenarios. These figures represent the effect of the preform movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2017, available-for-sale investments in equity securities and various funds were not considered to be investment securities for interest rate sensitivity calculation purposes; however, 10-, 25- and 30-percent of changes in market prices is conducted to these price-sensitivity securities.

Sensitivity tests as of December 31, 2017 are presented below:

Market price sensitivity	Changes in market prices %	2017 in thousands of Soles
Equity securities	+/-10	76,559
Equity securities	+/-25	191,399
Equity securities	+/-30	229,678
Mutual funds	+/-10	40,957
Mutual funds	+/-25	102,392
Mutual funds	+/-30	122,870
Restricted mutual funds	+/-10	41,670
Restricted mutual funds	+/-25	104,174
Restricted mutual funds	+/-30	125,009
Fund of Liquid Assets Requirement (RAL)	+/-10	52,741
Fund of Liquid Assets Requirement (RAL)	+/-25	131,851
Fund of Liquid Assets Requirement (RAL)	+/-30	158,222
Investment Funds	+/-10	5,962
Investment Funds	+/-25	14,905
Investment Funds	+/-30	17,886
Hedge Funds	+/-10	106
Hedge Funds	+/-25	266
Hedge Funds	+/-30	319

As of December 31, 2018 and 2019, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, 10-, 25- and 30-percent changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2018 and 2019 are presented below:

Equity at fair value through	Changes in market prices	2018	2019
other comprehensive income	%	in thousands of Soles
Equity securities	+/-10	64,947	57,920
Equity securities	+/-25	162,368	144,800
Equity securities	+/-30	194,841	173,760

Funds at fair value through profit or loss	Changes in market prices %	2018	2019
		in thousands of Soles
Mutual funds	+/-10	25,687	59,127
Mutual funds	+/-25	64,219	147,818
Mutual funds	+/-30	77,062	177,381
Restricted mutual funds	+/-10	40,735	46,009
Restricted mutual funds	+/-25	101,838	115,022
Restricted mutual funds	+/-30	122,205	138,026
Fund of Liquid Assets Requirement (RAL)	+/-10	44,504	30,040
Fund of Liquid Assets Requirement (RAL)	+/-25	111,260	75,100
Fund of Liquid Assets Requirement (RAL)	+/-30	133,512	90,119
Investment Funds	+/-10	32,346	30,576
Investment Funds	+/-25	80,864	76,440
Investment Funds	+/-30	97,037	91,728
Hedge Funds	+/-10	4,434	3,364
Hedge Funds	+/-25	11,084	8,410
Hedge Funds	+/-30	13,301	10,092
Exchange Traded Funds	+/-10	1,360	2,556
Exchange Traded Funds	+/-25	3,399	6,391
Exchange Traded Funds	+/-30	4,079	7,669

(10) Foreign Exchange Risk

Our financial position and cash flows are exposed to foreign currency exchange rates. Our management sets limits on the level of total exposure to foreign currencies, which are monitored daily. Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2017, 2018 and 2019, the Group’s assets and liabilities by currencies were as follows:

2017	Peruvian currency	US Dollars	Other currencies	Total
	in thousands of Soles
Monetary assets
Cash and due from banks	3,149,300	18,578,798	1,493,889	23,221,987
Cash collateral, reverse repurchase agreements and securities borrowings	119,976	6,915,937	444,507	7,480,420
Trading securities	2,222,061	209,543	1,593,133	4,024,737
Available-for-sale investments	13,804,121	7,697,970	810,517	22,312,608
Held-to-maturity investments	3,453,790	959,583	-	4,413,373
Loans, net	56,226,385	33,580,636	6,170,256	95,977,277
Financial assets designated at fair value through profit or loss	48,454	489,231	-	537,685
Other assets	1,219,985	2,268,659	876,864	4,365,508
	80,244,072	70,700,357	11,389,166	162,333,595
Monetary liabilities
Deposits and obligations	(43,334,026)	(45,875,469)	(7,960,916)	(97,170,411)
Payables from repurchase agreements and securities lending	(10,155,790)	(1,582,783)	(1,677,270)	(13,415,843)
Due to bank and correspondents	(3,229,753)	(4,463,659)	(303,477)	(7,996,889)
Financial liabilities designated at fair value through profit or loss	(3,094)	(26,057)	(138,938)	(168,089)
Insurance claims reserves and technical reserves	(3,632,896)	(3,809,742)	(1,122)	(7,443,760)
Bonds and subordinated notes issued	(3,869,494)	(12,271,451)	(101,312)	(16,242,257)
Other liabilities	(2,737,797)	(2,030,093)	(1,013,441)	(5,781,331)
	(66,962,850)	(70,059,254)	(11,196,476)	(148,218,580)
	13,281,222	641,103	192,690	14,115,015
Forwards position, net	859,439	(824,434)	(19,186)	15,819
Currency swaps position, net	370,697	(371,301)	3,776	3,172
Cross-currency swaps position, net	(1,725,567)	1,814,960	(92,565)	(3,172)
Options, net	60,704	(60,704)	-	-
Net monetary position	12,846,495	1,199,624	84,715	14,130,834

2018	Peruvian currency	US Dollars	Other currencies	Total
	in thousands of Soles
Monetary assets
Cash and due from banks	3,582,390	17,117,551	1,468,575	22,168,516
Cash collateral, reverse repurchase agreements and securities borrowings	6,654	3,362,285	714,003	4,082,942
Trading securities	541,649	733,801	2,236,995	3,512,445
Available-for-sale investments	16,757,917	7,057,303	731,145	24,546,365
Held-to-maturity investments	3,239,330	915,508	-	4,154,838
Loans, net	61,665,634	37,032,752	7,108,612	105,806,998
Financial assets designated at fair value through profit or loss	44,109	477,077	-	521,186
Other assets	2,561,684	2,765,000	408,913	5,735,597
	88,399,367	69,461,277	12,668,243	170,528,887
Monetary liabilities
Deposits and obligations	(51,559,266)	(44,122,875)	(8,869,169)	(104,551,310)
Payables from repurchase agreements and securities lending	(5,914,736)	(1,860,424)	(1,640,197)	(9,415,357)
Due to bank and correspondents	(3,442,620)	(4,751,314)	(254,206)	(8,448,140)
Financial liabilities designated at fair value through profit or loss	(35,220)	(58,031)	(269,059)	(362,310)
Insurance claims reserves and technical reserves	(4,318,973)	(4,131,263)	(2,435)	(8,452,671)
Bonds and subordinated notes issued	(3,599,610)	(11,752,328)	(105,602)	(15,457,540)
Other liabilities	(3,452,975)	(2,208,427)	(648,395)	(6,309,797)
	(72,323,400)	(68,884,662)	(11,789,063)	(152,997,125)
	16,075,967	576,615	879,180	17,531,762
Forwards position, net	1,820,527	(1,719,788)	(101,048)	(309)
Currency swaps position, net	(199,746)	199,512	234	-
Cross-currency swaps position, net	(1,833,236)	1,918,994	(85,758)	-
Options, net	(23,414)	23,414	-	-
Net monetary position	15,840,098	998,747	692,608	17,531,453

2019	Peruvian Currency	US Dollars	Other currencies	Total
	in thousands of Soles
Monetary assets
Cash and due from banks	3,960,190	20,762,648	1,263,924	25,986,762
Cash collateral, reverse repurchase agreements and securities borrowings	150,009	3,389,090	749,425	4,288,524
Investments at fair value through profit or loss	800,370	1,053,925	1,996,467	3,850,762
Investments at fair value through other comprehensive income	18,221,102	6,869,840	532,582	25,623,524
Amortized cost investments	3,355,579	100,299	21,168	3,477,046
Loans, net	66,737,870	35,598,141	8,149,706	110,485,717
Financial assets designated at fair value through profit or loss	44,223	576,321	-	620,544
Other assets	2,072,867	2,142,237	678,111	4,893,215
	95,342,210	70,492,501	13,391,383	179,226,094
Monetary liabilities
Deposits and obligations	(56,769,748)	(46,319,179)	(8,916,458)	(112,005,385)
Payables from repurchase agreements and securities lending	(5,068,896)	(734,441)	(1,874,679)	(7,678,016)
Due to bank and correspondents	(3,798,717)	(4,709,610)	(333,405)	(8,841,732)
Lease liabilities	(162,103)	(605,036)	(80,365)	(847,504)
Financial liabilities designated at fair value through profit or loss	-	(94,475)	(399,225)	(493,700)
Technical reserves for claims and insurance premiums	(5,642,772)	(4,301,468)	(5,993)	(9,950,233)
Bonds and subordinated notes issued	(4,028,893)	(10,660,989)	(256,481)	(14,946,363)
Other liabilities	(3,541,350)	(1,951,682)	(874,416)	(6,367,448)
	(79,012,479)	(69,376,880)	(12,741,022)	(161,130,381)
	16,329,731	1,115,621	650,361	18,095,713
Forwards position, net	1,534,948	(1,351,414)	(116,899)	66,635
Currency swaps position, net	281,672	(281,672)	-	-
Cross-currency swaps position, net	(787,355)	692,525	(57,715)	(152,545)
Options, net	25,071	(25,071)	-	-
Net monetary position	17,384,067	149,989	475,747	18,009,803

We manage foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. Since 2014, we have measured the performance of these positions in Soles, our functional currency, so if the net foreign exchange position (e.g. US Dollar) is an asset, any depreciation of the Soles with respect to this currency would affect positively our consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated income statement.

Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the US Dollar, the currency to which the Group had significant exposure as of December 31, 2017, 2018 and 2019 in its monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the Sol against US Dollar, with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2017	2018	2019
	%	in thousands of Soles
Depreciation
Sol against US Dollar	-5	57,125	47,559	7,142
Sol against US Dollar	-10	109,057	90,795	13,635

Appreciation
Sol against US Dollar	+5	(63,138)	(52,566)	(7,894)
Sol against US Dollar	+10	(133,292)	(110,972)	(16,665)

(11)	Risk in the insurance activity and the operational risk

Both our operational risk, which measures the probability of loss of the business operations, and our insurance activity risk, which measures the real cost of claims and benefit payments or the timing thereof, are important for the Group’s risk management. How we identify, evaluate, measure, treat and control operational risk and insurance activity risk is defined and explained in the following notes to our audited consolidated financial statements: 34.4 Operational risk and 34.5 Risk of the insurance activity.

The main risk faced by Credicorp related to insurance contracts is that the real cost of claims and payments, or the opportunity cost of claims and payments, differs from what was expected. The magnitude of this risk is influenced by the frequency of claims, the severity of claims, the real benefits paid and the development of long-term claims. Therefore, the Group seeks to ensure that sufficient reserves are available to cover these obligations. Credicorp constantly monitors the adequacy of its technical reserves by taking appropriate measures against possible adverse results. Likewise, it contracts with independent, recognized actuarial services firms to conduct periodic reviews regarding the sufficiency of reserves for the companies that make up the Insurance & Pensions LoB.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

13. A	Material Defaults

Neither we, nor any of our subsidiaries, have ever defaulted on any of our debt or have ever been forced to reschedule any of our obligations.

13. B	Dividend Arrearages and Delinquencies

None of our dividends are in arrears, and there has not been any other material delinquency not cured within 30 days relating to any class of preferred stock of our significant subsidiaries. Credicorp Ltd. does not have any preferred stock outstanding.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has not been any modification to the rights of security holders.

ITEM 15.	CONTROLS AND PROCEDURES

15. A	Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2019. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Our internal control over financial reporting includes policies and procedures that:

▪	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

▪	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, and our receipts and expenditures are being made only in accordance with authorizations of our management and IFRS; and

▪	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections about the effectiveness of our internal controls are subject to the risk that controls will become inadequate because of changes in conditions or deterioration in compliance with policies or procedure.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework version 2013. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and concluded that, as of December 31, 2019, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner.

As disclosed in Note 2(a) to our Consolidated Financial Statements, in 2019, we acquired interests in the capital stock of Bancompartir and Ultraserfinco S.A. (Ultraserfinco). The SEC permits registrants to exclude acquisitions from their assessment of internal control over financial reporting during the first year from the date of acquisition. Because the acquisitions of Bancompatir and Ultraselfinco closed less than one year prior to the date of this report, management’s assessment of and conclusion on the effectiveness of our internal control over financial reporting does not include the internal controls at these entities included in the consolidated financial statements of Credicorp Ltd. and its subsidiaries. Bancompartir is a 77.46% owned subsidiary which constituted S/1,045.9 million of total assets (0.56% of Credicorp’s total assets) as of December 31, 2019, and S/12.7 million of interest and similar income (0.14% of Credicorp’s net interest, similar income and expenses), for the year ended. Ultraserfinco is a wholly-owned subsidiary, which constituted S/94.4 million of total assets (0.05% of Credicorp’s total assets) as of December 31, 2019, and S/0.2 million of interest and similar income (0.002% of Credicorp’s net interest, similar income and expenses), for the year ended.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Gaveglio Aparicio y Asociados S.C.R.L (a member firm of PricewaterhouseCoopers International Limited), our independent registered public accounting firm. As stated in their report included herein, Gaveglio Aparicio y Asociados S.C.R.L has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019.

15. C	Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Credicorp Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in net equity and cash flows for each of the three years in the period ended December 31,2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 (a) (vii) to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Bancompartir and Ultraserfinco from its assessment of internal control over financial reporting as of December 31, 2019, because they were acquired by the Company in purchase business combinations during 2019. We have also excluded Bancompartir and Ultraserfinco from our audit of internal control over financial reporting. Bancompartir is a 77.46% owned subsidiary and Ultraserfinco is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 0.56% and 0.05% of total assets, respectively and approximately 0.14% and 0.002% of net interest, similar income and expenses of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses on loan portfolio

As described in Notes 3 i; 7 (c) and 34.1 to the consolidated financial statements, the amount recognized as allowance for credit losses on loan portfolio is S/ 5,508 million at December 31, 2019. As disclosed by management, the calculations of credit losses are product of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies, such as the probabilities of default, loss given default and exposure at default, including prospective information, macroeconomic factors and expected life of a financial instrument, among others. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from its beginning. The expected credit loss reflects a result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The principal considerations for our determination that performing procedures relating to allowance for credit losses on loan portfolio is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the assumptions used such as the probabilities of default, loss given default and exposure at default, including prospective information, macroeconomic factors and expected life of a financial instrument. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance estimation process, which include controls over data inputs, models and assumptions adopted by Management, calculation of the allowance for loan losses. These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used in the model, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating expected credit loss allowance, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as the probabilities of default, loss given default and exposure at default including prospective information, macroeconomic factors and expected life.

Valuation of the mathematical reserves for annuities

As described in Notes 3 e and 16 to the consolidated financial statements, the amount recognized as mathematical reserves for annuities is S/ 5,961 million at December 31, 2019. As disclosed by management, the valuation of the Group’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation. Some of the key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the mortality tables and interest rates. Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

The principal considerations for our determination that performing procedures relating to mathematical reserves for annuities is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related assumptions used such as the mortality tables and interest rates. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the mathematical reserves for annuities, which includes controls over data inputs, assumptions and calculation of the mathematical reserves. These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used in the model, the reasonableness of interest rates, and the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for the valuation of the mathematical reserves for annuities, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as mortality tables.

/S/Gaveglio, Aparicio y Asociados S.C.R.L

Lima, Perú

May 29, 2020

We have served as the Company’s auditor since 2015.

Countersigned by

___________________________________ (partner)

/S/Fernando Gaveglio

Peruvian Certified Public Accountant Registration No. 01-019847

15. D	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At the Annual General Meeting of Shareholders held on March 31, 2017, shareholders elected the new members of the Board of Directors of Credicorp as discussed in Item 6. Directors, Senior Management and Employees - 6. A Directors and Senior Management. Furthermore, our Board of Directors, in its meeting held on April 26, 2017, appointed the following members to the Audit Committee: Mr. Raimundo Morales Dasso (Chairman since July 2011), Ms. Patricia Lizarraga Guthertz and Mr. Benedicto Cigüeñas Guevara (financial expert, member of the Audit Committee since April 2014).

Mr. Morales, Ms. Lizarraga and Mr. Cigüeñas are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of the NYSE Listed Company Manual.

Mr. Cigüeñas, our Audit Committee Financial Expert as determined by the Board of Directors, has served as a Director of Credicorp Ltd, Banco de Credito del Peru and Mibanco since 2014, 2005 and 2014, respectively. From 1992 to 2004, Mr. Cigüeñas served as the Chief Financial Officer of Banco de Credito del Peru and Credicorp. Previously, he was Peru’s Vice Minister of Economy and Finance from 1979 to 1981, and was also an executive at the Peruvian Central Bank (BCRP by its Spanish initials) from 1966 to 1971. Mr. Cigüeñas was also CEO of Banco Continental (today, BBVA Continental); Banco de la Nacion (a Peruvian state-owned bank); and the Peruvian regional office of Banco Exterior de los Andes y de España. Mr. Cigüeñas brings to the Board of Directors his deep knowledge of financial matters and macroeconomic policy, as well as his extensive experience in Credicorp’s businesses.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics (Codigo de Etica) that applies to our Board of Directors and to our chief executive officer, our chief financial officer, and our other principal executive officers, as well as to all of our other employees. In addition, we have adopted a code of ethics for professionals with financial responsibility (Codigo de Etica Para Profesionales con Responsibilidad Financiera) that applies to employees with financial management responsibilities. Our code of ethics and code of ethics for professionals with financial responsibility are available on the corporate governance section of our web site at https://www.grupocredicorp.com/, or at https://credicorp.gcs-web.com/corporate-governance/governance-documents (in English).

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

Furthermore, in accordance with a proposal made by the Audit Committee, in 2013, the Board of Directors of Credicorp engaged in a process to select and appoint the company to act as our independent external auditor for the 5-year period starting in 2015. The companies invited to participate in the selection process were the four most prominent auditors with operations in the countries where Credicorp’s subsidiaries operate: Ernst and Young (“EY”), PricewaterhouseCoopers, KPMG, and Deloitte. After analyzing the proposals, the Audit Committee agreed to recommend EY to serve as the independent external auditor of Credicorp and its subsidiaries for the fiscal year 2014 and Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited for a period of 5 years starting on January 1, 2015 and ending on December 31, 2019. Our Board of Directors’ continued support for PricewaterhouseCoopers International Limited during its term as independent external auditor is subject to the firm’s performance, which will be evaluated at the end of each year during its appointment.

At the Annual General Meeting of Shareholders held on March 29, 2019, the shareholders of Credicorp approved the designation of Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited, to act as independent external auditors of Credicorp for an additional period of 1 year in accordance with the proposal and recommendation of the Audit Committee to our Board of Directors and authorized our Board of Directors to delegate the approval of the independent external auditor’s annual fees to its Audit Committee.

At the meeting of the Audit Committee held on May 29, 2019, after assessing the quality, professional experience and international support, the Audit Committee approved to extend the appointment of Gaveglio, Aparicio y Asociados S.C.R.L., a member firm of PricewaterhouseCoopers International Limited, to act as independent external auditors of Credicorp for the fiscal years 2020, 2021 and 2022 subject to the firm’s performance, which will be evaluated at the end of each year during its appointment.

The following table sets forth, for each of the years indicated, the fees agreed to for our independent external auditors, Gaveglio, Aparicio y Asociados S.C.R.L., for the audit of our financial statements, for assurance and related services, for tax compliance, tax advice and tax planning and for other services and products for each of the years ended December 31, 2017, 2018 and 2019.

	Year-end December 31,
	2017	2018	2019
	(in thousands of Soles)
Audit	15,907	15,556	17,223
Audit – Related	600	20	66
Tax	357	57	520
All Other	314	266	928
Total	17,178	15,899	18,737

Audit Fees

Audit fees correspond to audit services performed (i) reviewing Credicorp’s Consolidated Financial Statements and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include the audit work in connection with reviews of interim financial information. During, 2019, the Audit Committee approved all fees but there were no services approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Audit fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/15.6 million for 2018 and S/17.2 million for 2019. The increase in audit fees in 2019 compared to 2018 was mainly due to audit of a BCP Stand-alone issuance prospectus (Medium-Term-Notes 2019) which fees amounted to US$0.3 million, equivalent to S/1.1million.

Audit-Related Fees

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

Audit-related fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/20,000 for 2018 and S/66,000 for 2019.

Tax Fees

Tax Fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and which principally consist of tax compliance and advisory services approved by the Audit Committee.

Tax fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/57,000 for 2018 and S/520,000 for 2019.

All Other Fees

In 2019, other fees were mainly related to the consulting known as the Proactive Assurance Approach of IFRS 17 to Pacifico Compañia de Seguros y Reaseguros, which was a program that started in 2019 and is expected to finalize in 2022. In 2018, other fees were mainly related to the optimization of the use of Team Mate software and services to give an opinion on custody services provided by Credicorp Capital S.A. Corredores de Bolsa to their clients. During 2017, other fees were mainly related to training programs and evaluation of a sample of clients from BCP Bolivia´s credit portfolio. Audit fees corresponding to “Taxes” and “All other” paid in 2019, 2018 and 2017 were subject to the aforementioned 35% limit and represented 8%, 2% and 4%, respectively, of the total auditor’s fees.

All other fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/266,000 for 2018 and S/928,000 for 2019.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2019, as part of their core businesses, our affiliates, Prima AFP, ASB, Credicorp Capital Sociedad Administradora de Fondos, Pacifico Seguros and Credicorp Capital Bolsa made purchases of our common shares in open-market transactions on behalf of our clients.

In addition, we and our affiliated purchasers repurchased common shares for our 2019 long-term retention plan for certain employees, as explained in Notes 3(x) and 20 of the consolidated financial statements. The following table sets forth, for each month in 2019 in which such repurchases occurred, the total number of shares purchased and the average price paid per share. None of the repurchased shares were purchased as part of publicly announced plans or programs.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
March 2019	116,594	US$ 238.51	-	-

(1)    Shares repurchased in open-market transactions.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

16G. A	The New York Stock Exchange – Corporate Governance

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

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the board of directors must be “independent directors”, as defined by the NYSE.	Credicorp is not required under Bermuda Law to maintain a board of directors with a majority being independent directors. As of May 26, 2020, four Directors out of eight are independent.

303A.02	A director cannot be “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company. In addition, a director is not independent if the director:	Credicorp has adopted an “independence” standard that is different from the standard established by the NYSE. Credicorp’s independence standard incorporates the SEC’s minimum independence requirements applicable to directors serving on audit committees. The definition of independence is included in Credicorp’s Corporate Governance Policy. There is no similar requirement under Bermuda law.

	• is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company	Under our definition, a director shall be deemed to be independent if he/she meets each of the following conditions:

	• has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service	• He/she has no material relationship (1) with Credicorp (2).

	• (a) is a current partner or employee of a firm that is the listed company's internal or external auditor; (b) has an immediate family member who is a current partner of such a firm; (c) has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (d) was, or an immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time	• He/she is not and has not been an employee of Credicorp (2) during the last twelve months.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
	• is, or has been with the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company’s compensation committee	• He/she does not have an immediate family member (3) who is currently a senior executive (4) of Credicorp (2).

	• is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company's consolidated gross revenues.	• He/she has not received during the last twelve months, more than US$150,000 from Credicorp(2), as direct compensation, other than his/her compensation as director or as a member of a committee designated by the Board of Directors.

• He/she does not have an immediate family member (3) that has received during the last twelve months, more than US$150,000 from Credicorp (2).

• He/she is not a current partner or employee of Credicorp’s (2) current external auditing firm.

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

• He/she is not a current employee, and none of his/her immediate family members (3) is a current senior executive, of any company not affiliated with Credicorp (2) that has made payments to, or received from, Credicorp (2) for property or services in an amount which, in any of the last twelve months, totals over US$1 million in one year and which may represent 10% or more of the consolidated gross revenue of such company in one year.

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

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
• He/she is not an affiliate (5) of Credicorp (2), an executive officer of an affiliate, an employee of an affiliate, a general partner of an affiliate or a managing member of an affiliate.

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

(4) Senior Executive: An executive officer of Credicorp (holding), or CEO or Central Manager of BCP Stand-alone, or CEO of any of its other subsidiaries.

(5) Affiliate: A person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with Credicorp.

303A.03	Non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	Credicorp is not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	Credicorp has established a Nominations Committee and a Corporate Governance Committee. The minimum requirements and procedures to be followed by each committee are set forth in Credicorp’s Corporate Governance Policy. Credicorp has adopted a charter for the Corporate Governance Committee and for the Nominations Committee.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
Although these committees are not required by law to be composed entirely of independent directors (as defined by the NYSE), under Credicorp’s current Corporate Governance Policy:

• the Nominations Committee shall consist of the President and the Vice President of the Company and a Director; and
• the Corporate Governance Committee must be composed of at least three directors of Credicorp or its subsidiaries, and at least one of them must be independent (as determined by Credicorp).
There is no similar requirement under Bermuda law.
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	Under Bermuda law, compensation of executive officers need not be determined by an independent committee. However, Credicorp has established a Compensation Committee that reviews and approves the compensation and benefits for Credicorp’s executive officers and other key executives of Credicorp and its subsidiaries. Although the Compensation Committee does not currently have a separate charter, Credicorp’s Corporate Governance Policy establishes minimum requirements for the committee and provides that the committee must consist of at least three directors of Credicorp or its subsidiaries.
303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Credicorp has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. There is no similar requirement under Bermuda law.
303A.07	Listed companies must have an audit committee with at least three members, and all members of the committee must satisfy the “independence” requirements set forth in Section 303A.02 of the NYSE Listed Company Manual (described above). The audit committee must also have a written charter that addresses specific minimum requirements, and listed companies must have an internal audit function.	Credicorp has formed an Audit Committee responsible for advising the board regarding the selection of independent auditors and evaluating Credicorp’s internal controls. Credicorp’s Audit Committee has three members and the members satisfy the independence requirements of Rule 10A-3 under the Exchange Act as a foreign private issuer. The Committee shall have at least one member who is considered a financial expert. Credicorp’s board of directors has adopted an audit committee charter. There is no similar requirement under Bermuda law.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Bermuda law, Credicorp is not required to obtain shareholder consent prior to adopting share compensation plans.
303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Credicorp has adopted a set of corporate governance guidelines.
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	Credicorp has adopted and published on the company’s website (https://www.grupocredicorp.com/) a Code of Ethics for directors, officers and employees and has adopted a Code of Ethics for professionals with financial responsibility. In accordance with our corporate policies, all directors, executives, employees and suppliers must comply with the laws, regulations and government requirements applicable to business conducted both in Peru and in other jurisdictions where the Corporation operates, acting with honesty and integrity as described in Credicorp’s Corporate Compliance Manual, Credicorp’s Code of Ethics, Credicorp’s Corporate Ethics and Conduct Policy, the Anti-Money Laundering and Financing of Terrorism Manual, and other internal documents related to compliance.
303A.12	Each listed company must submit an executed written affirmation annually to the NYSE. Each listed company CEO must (i) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary and (ii) promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	As a NYSE listed company, Credicorp must submit an executed written affirmation annually to the NYSE, and its CEO must promptly notify the NYSE in writing after any executive officer of Credicorp becomes aware of any non-compliance with any applicable provisions of Section 303A. There is no similar requirement under Bermuda law.

16G. B	Bermuda Law – Corporate Governance

We are a company incorporated under the laws of Bermuda and are subject to Bermuda laws related to corporate governance. Under Bermuda law, there are no statutory requirements with respect to the independence of a board of directors, meetings of non-management directors, the establishment and composition of certain committees or the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. Certain Bermuda common law and statutory provisions, however, relate to duties and obligations of a company and its directors that are similar to some of the duties and obligations arising from the provisions of Section 303A of the NYSE’s Listed Company Manual.

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

Fiduciary Duty

Under the common law applicable to Bermuda companies, the fiduciary duty of directors has four aspects which may be briefly summarized as follows:

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

Duty of Skill and Care

Under the common law, applicable to Bermuda companies, the duty of skill and care has three aspects which may be briefly summarized as follows:

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

Limits on Indemnity for Directors

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which, by virtue of any rule of law, would otherwise be imposed on them with respect to any negligence, default, breach of duty or breach of trust. However, this rule does not apply in cases where such liability arises from fraud or dishonesty of which such director; officer or auditor may be guilty in relation to the company or any of its subsidiaries. Any provision, whether contained in the Bye-laws of a company or in any contract or arrangement between the company and one of its directors which would exempt such director from, or indemnify him against, any liability that would otherwise attach to him with respect to his fraud or dishonesty in relation to the company will be void. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. In the event that an allegation of fraud or dishonesty is proven, the director is obligated to disgorge any money provided for his defense.

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

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Credicorp Consolidated Financial Statements and the report of the independent public accounting firm in connection therewith are filed as part of this Annual Report on Form 20-F, as noted below:

ITEM 19.	EXHIBITS

(a)	Index to Exhibits

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd. (filed herewith)

2.1	Description of Securities (filed herewith)

8	List of Subsidiaries (filed herewith)

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ CESAR RIOS
Name:	Cesar Rios
Tittle:	Chief Financial Officer
Dated: May 29, 2020

EXHIBITS INDEX

1.1	Bye-laws of Credicorp Ltd., incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated June 30, 2005

1.2	Memorandum of Association of Credicorp Ltd. (filed herewith)

2.1	Description of Securities (filed herewith)

8	List of Subsidiaries (filed herewith)

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

US$	=	United States dollar
S/	=	Sol

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Credicorp Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in net equity and cash flows for each of the three years in the period ended December 31,2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 (a) (vii) to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Bancompartir and Ultraserfinco from its assessment of internal control over financial reporting as of December 31, 2019, because they were acquired by the Company in purchase business combinations during 2019. We have also excluded Bancompartir and Ultraserfinco from our audit of internal control over financial reporting. Bancompartir is a 77.46% owned subsidiary and Ultraserfinco is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 0.56% and 0.05% of total assets, respectively and approximately 0.14% and 0.002% of net interest, similar income and expenses of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses on loan portfolio

As described in Notes 3 i; 7 (c) and 34.1 to the consolidated financial statements, the amount recognized as allowance for credit losses on loan portfolio is S/ 5,508 million at December 31, 2019. As disclosed by management, the calculations of credit losses are product of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies, such as the probabilities of default, loss given default and exposure at default, including prospective information, macroeconomic factors and expected life of a financial instrument, among others. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from its beginning. The expected credit loss reflects a result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The principal considerations for our determination that performing procedures relating to allowance for credit losses on loan portfolio is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the assumptions used such as the probabilities of default, loss given default and exposure at default, including prospective information, macroeconomic factors and expected life of a financial instrument. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance estimation process, which include controls over data inputs, models and assumptions adopted by Management, calculation of the allowance for loan losses. These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used in the model, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating expected credit loss allowance, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as the probabilities of default, loss given default and exposure at default including prospective information, macroeconomic factors and expected life.

Valuation of the mathematical reserves for annuities

As described in Notes 3 e and 16 to the consolidated financial statements, the amount recognized as mathematical reserves for annuities is S/ 5,961 million at December 31, 2019. As disclosed by management, the valuation of the Group’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation. Some of the key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the mortality tables and interest rates. Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

The principal considerations for our determination that performing procedures relating to mathematical reserves for annuities is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related assumptions used such as the mortality tables and interest rates. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the mathematical reserves for annuities, which includes controls over data inputs, assumptions and calculation of the mathematical reserves. These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used in the model, the reasonableness of interest rates, and the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for the valuation of the mathematical reserves for annuities, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as mortality tables.

/S/Gaveglio, Aparicio y Asociados S.C.R.L

Lima, Perú

May 29, 2020

We have served as the Company’s auditor since 2015.

Countersigned by

(partner)

/S/Fernando Gaveglio

Peruvian Certified Public Accountant Registration No. 01-019847

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2019 AND 2018

	Note	2019	2018
		S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		6,177,356	7,435,807
Interest-bearing		19,809,406	14,732,709
	4	25,986,762	22,168,516

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	4,288,524	4,082,942
Investments:
At fair value through profit or loss	6(a)	3,850,762	3,512,445

At fair value through other comprehensive income		24,614,050	23,056,954
At fair value through other comprehensive income pledged as collateral		1,588,673	2,138,881
	6(b)	26,202,723	25,195,835

Amortized cost		1,907,738	1,292,203
Amortized cost pledged as collateral		1,569,308	2,862,635
	6(c)	3,477,046	4,154,838

Loans, net:	7
Loans, net of unearned income		115,609,679	110,759,390
Allowance for loan losses		(5,123,962)	(4,952,392)
		110,485,717	105,806,998

Financial assets designated at fair value through profit or loss	8	620,544	521,186
Premiums and other policies receivable	9(a)	838,731	887,273
Accounts receivable from reinsurers and coinsurers	9(b)	791,704	842,043
Property, furniture and equipment, net	10	1,428,173	1,480,702
Due from customers on acceptances		535,222	967,968
Intangible assets and goodwill, net	11	2,552,274	2,055,702
Right-of-use assets, net	12(a)	839,086	-
Deferred tax assets, net	19(c)	520,953	463,717
Other assets	13	5,458,470	5,123,036
Total assets		187,876,691	177,263,201

Liabilities

Deposits and obligations:	14
Non-interest-bearing		33,830,166	32,249,606
Interest-bearing		78,175,219	72,301,704
		112,005,385	104,551,310

Payables from repurchase agreements and securities lending	5(b)	7,678,016	9,415,357
Due to banks and correspondents	15	8,841,732	8,448,140
Banker’s acceptances outstanding		535,222	967,968
Accounts payable to reinsurers	9(b)	216,734	291,693
Lease liabilities	12(b)	847,504	-
Financial liabilities at fair value through profit or loss	3(f)(ix)	493,700	362,310
Technical reserves for insurance claims and premiums	16	9,950,233	8,452,671
Bonds and notes issued	17	14,946,363	15,457,540
Deferred tax liabilities, net	19(c)	134,204	108,603
Other liabilities	13	5,481,288	4,941,533
Total liabilities		161,130,381	152,997,125

Equity, net	18
Equity attributable to Credicorp´s equity holders:
Capital stock		1,318,993	1,318,993
Treasury stock		(207,839)	(207,994)
Capital surplus		226,037	246,194
Reserves		19,437,645	17,598,556
Other reserves		1,088,189	708,453
Retained earnings		4,374,935	4,175,041
		26,237,960	23,839,243

Non-controlling interest		508,350	426,833
Total equity, net		26,746,310	24,266,076

Total liabilities and net equity		187,876,691	177,263,201

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)

Interest and similar income	22	12,381,664	11,522,634	11,030,683
Interest and similar expenses	22	(3,290,867)	(3,033,529)	(2,959,196)
Net interest, similar income and expenses		9,090,797	8,489,105	8,071,487

Provision for credit losses on loan portfolio	7(c)	(2,100,091)	(1,814,898)	(2,057,478)
Recoveries of written-off loans		254,155	283,190	268,313
Provision for credit losses on loan portfolio, net of recoveries		(1,845,936)	(1,531,708)	(1,789,165)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio

		7,244,861	6,957,397	6,282,322

Other income
Commissions and fees	23	3,232,781	3,126,857	2,911,408
Net gain on foreign exchange transactions		748,382	737,954	650,228
Net gain on securities	24	546,814	242,829	760,772
Net gain on derivatives held for trading		6,043	13,262	103,580
Net gain from exchange differences		19,735	16,022	17,394
Others	29	344,229	273,882	249,197
Total other income		4,897,984	4,410,806	4,692,579

Insurance underwriting result
Net premiums earned	25	2,419,349	2,091,366	1,875,973
Net claims incurred for life, general and health insurance contracts	26	(1,554,477)	(1,239,635)	(1,118,304)
Acquisition cost		(365,848)	(380,310)	(269,504)
Total insurance underwriting result		499,024	471,421	488,165

Other expenses
Salaries and employee benefits	27	(3,411,023)	(3,219,875)	(3,071,020)
Administrative expenses	28	(2,354,630)	(2,330,044)	(2,158,823)
Depreciation and amortization	10 and 11(a)	(455,032)	(429,122)	(419,975)
Depreciation for right-of-use assets	12(a)	(177,307)	-	-
Impairment loss on goodwill	11(b)	-	(38,189)	-
Others	29	(268,469)	(230,180)	(238,314)
Total other expenses		(6,666,461)	(6,247,410)	(5,888,132)

Profit before income tax		5,975,408	5,592,214	5,574,934
Income tax	19(b)	(1,623,077)	(1,520,909)	(1,393,286)
Net profit		4,352,331	4,071,305	4,181,648

Attributable to:
Credicorp’s equity holders		4,265,304	3,983,865	4,091,753
Non-controlling interest		87,027	87,440	89,895
		4,352,331	4,071,305	4,181,648

Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in Soles):

Basic	30	53.66	50.13	51.49
Diluted	30	53.53	49.99	51.35

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

		2019	2018	2017
		S/(000)	S/(000)	S/(000)

Net profit for the year		4,352,331	4,071,305	4,181,648
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net gain (loss) on investments at fair value through other comprehensive income	18(d)	1,064,859	(642,505)	-
Income tax	18(d)	(22,259)	11,831	-
		1,042,600	(630,674)	-

Net gain on investments available for sale	18(d)	-	-	375,710
Income tax	18(d)	-	-	(13,962)
		-	-	361,748

Net movement on cash flow hedges	18(d)	(37,851)	41,241	(77,369)
Income tax	18(d)	10,290	(10,942)	18,719
		(27,561)	30,299	(58,650)

Other reserves	18(d)	(666,556)	-	-
		(666,556)	-	-

Exchange differences on translation of foreign operations	18(d)	(58,323)	45,655	(54,227)
		(58,323)	45,655	(54,227)

Total		290,160	(554,720)	248,871

Not to be reclassified to profit or loss in subsequent periods:

Net gain in equity instruments designated at fair value through other comprehensive income	18(d)	91,512	20,971	-
Income tax	18(d)	5,999	(168)	-
		97,511	20,803	-

Total		97,511	20,803	-

Total other comprehensive income	18(d)	387,671	(533,917)	248,871

Total comprehensive income for the year, net of income tax		4,740,002	3,537,388	4,430,519

Attributable to:
Credicorp's equity holders		4,645,040	3,455,682	4,337,616
Non-controlling interest		94,962	81,706	92,903
		4,740,002	3,537,388	4,430,519

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Attributable to Credicorp's equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves	Investments in equity instruments	Available- for-sale investments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances at January 1, 2017	1,318,993	(204,567)	(4,755)	280,876	13,539,091	-	1,146,788	-	24,650	-	38,293	3,516,766	19,656,135	460,376	20,116,511
Changes in equity in 2017 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	4,091,753	4,091,753	89,895	4,181,648
Other comprehensive income, Note 18(d)	-	-	-	-	-	-	357,628	-	(57,431)	-	(54,334)	-	245,863	3,008	248,871
Total comprehensive income	-	-	-	-	-	-	357,628	-	(57,431)	-	(54,334)	4,091,753	4,337,616	92,903	4,430,519
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	-	2,354,954	-	-	-	-	-	-	(2,354,954)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	-	-	(979,989)	(979,989)	-	(979,989)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(50,234)	(50,234)
Additional dividends	-	-	-	-	(1,252,255)	-	-	-	-	-	-	-	(1,252,255)	-	(1,252,255)
Purchase of treasury stock, Note 18(b)	-	-	(2,141)	(68,867)	-	-	-	-	-	-	-	-	(71,008)	-	(71,008)
Share-based payment transactions	-	-	2,357	59,939	5,919	-	-	-	-	-	-	-	68,215	-	68,215
Others	-	169	-	-	-	-	-	-	-	-	-	(2,316)	(2,147)	(5,909)	(8,056)
Balances at December 31, 2017	1,318,993	(204,398)	(4,539)	271,948	14,647,709	-	1,504,416	-	(32,781)	-	(16,041)	4,271,260	21,756,567	497,136	22,253,703
Change in accounting policy, Note 3(a)(vii)	-	-	-	-	-	431,711	(1,504,416)	853,747	-	-	-	27,318	(191,640)	-	(191,640)
Balances at January 1, 2018 - Restated	1,318,993	(204,398)	(4,539)	271,948	14,647,709	431,711	-	853,747	(32,781)	-	(16,041)	4,298,578	21,564,927	497,136	22,062,063

Changes in equity in 2018 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	3,983,865	3,983,865	87,440	4,071,305
Other comprehensive income, Note 18(d)	-	-	-	-	-	20,840	-	(624,277)	29,620	-	45,634	-	(528,183)	(5,734)	(533,917)
Total comprehensive income	-	-	-	-	-	20,840	-	(624,277)	29,620	-	45,634	3,983,865	3,455,682	81,706	3,537,388
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	-	2,933,617	-	-	-	-	-	-	(2,933,617)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	-	-	(1,130,427)	(1,130,427)	-	(1,130,427)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(45,134)	(45,134)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(70,046)	(70,046)	(104,426)	(174,472)
Purchase of treasury stock, Note 18(b)	-	-	(1,869)	(93,544)	-	-	-	-	-	-	-	-	(95,413)	-	(95,413)
Share-based payment transactions	-	-	2,767	67,790	17,230	-	-	-	-	-	-	-	87,787	-	87,787
Others	-	45	-	-	-	-	-	-	-	-	-	26,688	26,733	(2,449)	24,284
Balances at December 31, 2018	1,318,993	(204,353)	(3,641)	246,194	17,598,556	452,551	-	229,470	(3,161)	-	29,593	4,175,041	23,839,243	426,833	24,266,076

Balances at December 31, 2018	1,318,993	(204,353)	(3,641)	246,194	17,598,556	452,551	-	229,470	(3,161)	-	29,593	4,175,041	23,839,243	426,833	24,266,076
Changes in equity in 2019 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	-	4,265,304	4,265,304	87,027	4,352,331
Other comprehensive income, Note 18(d)	-	-	-	-	-	97,514	-	1,026,518	(26,943)	(658,491)	(58,862)	-	379,736	7,935	387,671
Total comprehensive income	-	-	-	-	-	97,514	-	1,026,518	(26,943)	(658,491)	(58,862)	4,265,304	4,645,040	94,962	4,740,002
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	-	1,858,811	-	-	-	-	-	-	(1,858,811)	-	-	-
Dividend distribution, Note 18(e)	-	-	-	-	-	-	-	-	-	-	-	(1,595,229)	(1,595,229)	-	(1,595,229)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(52,971)	(52,971)
Additional dividends	-	-	-	-	(31,268)	-	-	-	-	-	-	(606,824)	(638,092)	-	(638,092)
Purchase of treasury stock, Note 18(b)	-	-	(1,814)	(101,411)	-	-	-	-	-	-	-	-	(103,225)	-	(103,225)
Share-based payment transactions	-	-	2,004	81,254	11,546	-	-	-	-	-	-	-	94,804	-	94,804
Acquisition of subsidiaries, Note 2(a)	-	-	-	-	-	-	-	-	-	-	-	-	-	74,392	74,392
Others	-	(35)	-	-	-	-	-	-	-	-	-	(4,546)	(4,581)	(34,866)	(39,447)
Balances at December 31, 2019	1,318,993	(204,388)	(3,451)	226,037	19,437,645	550,065	-	1,255,988	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Note	2019	2018	2017
		S/000	S/000	S/000
CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		4,352,331	4,071,305	4,181,648

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7 (c)	2,100,091	1,814,898	2,057,478
Depreciation and amortization	10 and 11(a)	455,032	429,122	419,975
Depreciation of right-of-use assets	12 (a)	177,307	-	-
Depreciation of investment properties	13 (e)	6,727	7,405	6,440
Deferred (income) tax expense	19 (b)	(52,540)	91,101	(3,556)
Adjustment of technical reserves	25 (a)	761,970	713,433	608,072
Net gain on securities	24	(546,814)	(242,829)	(760,772)
Impairment loss on goodwill	11 (b)	-	38,189	-
Provision for sundry risks	13 (f)	27,272	42,236	29,023
Gain (loss) on financial assets designated at fair value through profit and loss	25 (a)	(93,664)	53,935	(67,633)
Net gain of trading derivatives		(6,043)	(13,262)	(103,580)
Net Income from sale of property, furniture and equipment	29	(16,869)	(54,952)	(36,970)
Net loss (gain) from sale of seized and recovered assets	29	9,617	3,411	(2,494)
Expense for share-based payment transactions	27	120,062	106,865	104,170
Others		(19,735)	(16,022)	2,363
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(6,767,721)	(10,236,155)	(8,387,767)
Investments at fair value through profit or loss		(206,534)	530,918	(16,400)
Investments at fair value through other comprehensive income		771,680	(837,699)	-
Investments available-for-sale		-	-	(5,380,789)
Cash collateral, reverse repurchase agreements and securities borrowings		(265,157)	3,604,105	3,134,530
Other assets		(1,066,465)	(1,078,163)	425,245
Net increase (decrease) in liabilities
Deposits and obligations		7,457,393	5,583,328	12,779,204
Due to Banks and correspondents		426,411	267,383	661,747
Payables from repurchase agreements and securities lending		(1,714,532)	(4,069,121)	(1,661,576)
Bonds and notes issued		670,877	(1,264,573)	788,144
Short-term and low-value lease payments		(63,047)	-	-
Other liabilities		1,584,192	1,310,271	1,745,720
Income tax paid		(1,168,130)	(1,106,700)	(1,014,907)
Net cash flow from operating activities		6,933,711	(251,571)	9,507,315

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2019	2018	2017
		S/000	S/000	S/000
NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		35,355	95,063	44,137
Revenue from sale of investment property		38,969	25,552	115,705
Purchase of property, furniture and equipment	10	(134,776)	(181,459)	(143,851)
Purchase of investment property	13 (e)	(33,321)	(49,519)	(9,217)
Purchase of intangible assets	11 (a)	(371,957)	(419,789)	(271,722)
Purchase of investment at amortized cost		(1,688,443)	(3,613,093)	-
Revenue from sales and reimbursement of investment at amortized cost		3,256,332	4,083,902	-
Purchase of investments held-to-maturity		-	-	(2,242,548)
Revenue from sales and reimbursement of investments held-to-maturity		-	-	2,757,402
Acquisition of subsidiaries, net of cash received	2 (a)	(375,952)	-	-
Net cash flows from investing activities		726,207	(59,343)	249,906

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18 (e)	(1,595,229)	(1,130,427)	(979,989)
Dividends paid to non-controlling interest of subsidiaries		(52,971)	(45,134)	(50,234)
Additional dividends paid	18 (e)	(638,092)	-	(1,252,255)
Principal payments of leasing contracts		(147,841)	-	-
Interest payments of leasing contracts		(37,438)	-	-
Subordinated bonds		(977,009)	-	(40,049)
Purchase of treasury stock	18 (b)	(103,225)	(95,413)	(71,008)
Acquisition of non-controlling interest		-	(174,472)	-
Net cash flows from financing activities		(3,551,805)	(1,445,446)	(2,393,535)

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		4,108,113	(1,756,360)	7,363,686
Effect of changes in exchange rate of cash and cash equivalents		(294,874)	704,966	(784,685)
Cash and cash equivalents at the beginning of the period		22,160,803	23,212,197	16,633,196
Cash and cash equivalents at the end of the period		25,974,042	22,160,803	23,212,197

Additional information from cash flows
Interest received		12,349,495	11,469,209	10,935,640
Interest paid		(3,193,536)	(3,034,140)	(2,885,989)

Transactions that do not represent cash flow
Recognition of lease operations		852,800	-	-
Reclassification from investments at amortized cost to fair value with changes in equity		241,656	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2019	At January 1, 2019	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge	Others	At December 31, 2019
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	5,424,401	-	(977,009)	(69,875)	421	-	9,805	4,387,743
Fair value	-	-	-	-	-	-	-	-
	5,424,401	-	(977,009)	(69,875)	421	-	9,805	4,387,743

		Changes that generate cash flows		Changes that do not generate cash flows
2018	At January 1, 2018	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge (*)	Others	At December 31, 2019
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	2,257,516	-	-	183,791	164	2,951,813	31,117	5,424,401
Fair value	2,989,873	-	-	17,210	(55,270)	(2,951,813)	-	-
	5,247,389	-	-	201,001	(55,106)	-	31,117	5,424,401

Fair value hedge	(34,290)	-	(9,245)	(293)	31,185	-	12,643	-

(*) During the first quarter of 2018, the Group discontinued the fair value hedge of certain liability bonds that were classified to fair value; as a result, these bonds were reclassified as financial liabilities at amortized cost. See explanation in Note 17(a).

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

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

The consolidated financial statements as of December 31, 2019 and for the year then ended were approved by the Board of Directors on February 27, 2020. The Company evaluated events or transactions that may have occurred between February 27, 2020 and May 26, 2020 for potential recognition or disclosures. No significant events or transactions were identified, except for the events indicated in Note 18(e) on the agreement to declare a cash dividend and Note 36 on the outbreak of the new coronavirus (hereinafter “COVID-19”), which was approved by Management and in the Audit Committee held on May 26, 2020.

Further, there are not significant events or transactions between May 26, 2020 and May 29, 2020 that were identified.

2	MAIN ACQUISITIONS, INCORPORATIONS AND MERGERS

a)	Acquisitions during the year 2019

Banco Compartir S.A.-

On June 28, 2019, Credicorp, through its Subsidiary Credicorp Holding Colombia S.A.S., signed an agreement with the majority shareholders of Banco Compartir S.A. (hereinafter "Bancompartir") to acquire 74.49 percent of its share capital. Subsequently, as part of the initial agreement, in July 2019, Credicorp Holding Colombia S.A.S. signed agreements with minority shareholders to additionally acquire 2.97 percent of the share capital of Bancompartir.

Bancompartir is a financial institution incorporated in Colombia to operate as banking stablishment, with the objective of carrying out all the businesses, operations, acts and contracts authorized by law and by the Superintendency of Banks Colombia.

The acquisition of Bancompartir was approved by the Superintendency of Banks Colombia through document N°2019120112-000-000, dated in November 12, 2019.

Credicorp Holding Colombia S.A.S. paid a total of COP265,251.7 million (equivalent to S/255.7 million) for the acquisition of 77.46 percent of the share capital of Bancompartir, effective December 1, 2019.

Ultraserfinco S.A. and Subsidiaries -

On November 1, 2019, Credicorp through its Subsidiaries Credicorp Holding Colombia S.A.S. and Credicorp Capital Fiduciaria S.A., acquired 84.20 percent and 15.80 percent, respectively, of the capital stock of Ultraserfinco S.A. (a company incorporated in Colombia in 1991 and oriented to provide services related to the purchase and sale of securities), for approximately COP118,251 million (equivalent to S/116.8 million) and COP22,312 million (equivalent to S/22.1 million), respectively.

The acquisition of Ultraserfinco includes its subsidiaries Ultra Holdings Group Inc.; Ultralat Group Inc.; Ultralat Capital Market Inc. and Ultralat Investment Advisor; which have as economic goal to administer investment funds and carry out stock operations in the country in which they operate.

The transaction was approved by the Superintendency of Banks Colombia through document N° 2019052313-000-000 dated October 22, 2019, the effective date of the acquisition was in November 1, 2019.

Multicaja Prepago S.A. and Tenpo SpA -

On March 27, 2019, Credicorp through its subsidiary Krealo SpA (an entity incorporated in Chile on January 2019), suscribed an agreement with Multicaja S.A. in order to acquire the 100.0 percent of the equity of Multicaja Prepago S.A. for approximately US$6.1 million equivalent to S/19.6 million, and Tenpo SpA for approximately US$12.5 million, equivalent to S/41.1 million.

Multicaja Prepago S.A., is a chilean company oriented exclusively to the issuance of non-bank payment cards with provision of funds and other necessary activities, which are authorized by the Comisión para el Mercado Financiero- CMF (before “Superintendencia de Bancos e Instituciones Financieras”, the Chilean Banking Supervisor- SBIF from spanish acronym).

The acquisition of Multicaja Prepago was approved by the SBIF through the document N°218999 on May 28, 2019.

Tenpo SpA, is a Chilean company oriented to develop information systems and data processing; as well as the development of activities related to the commercialization or distribution of digital and computer products and services. The acquisition of this entity does not required the approval of the Chilean Banking Supervisor.

The acquisition of these entities was effective in July 1, 2019.

Compañía Incubadora de Soluciones Móviles S.A.C. -

On January 2019, Credicorp through its subsidiary Grupo Crédito S.A. (hereinafter “Grupo Crédito”) acquired the 100.00 percent of the capital stock of Compañía Incubadora de Soluciones Móviles S.A. (hereinafter "Culqi"), an entity incorporated in Peru, oriented to the development and operation of a platform online payment methods for approximately US$4.0 million (equivalent to S/13.3 million).

At the date of acquisition, the book value and fair value of the identified assets and liabilities of the entities purchased were the following:

	Book value					Fair value adjustments					Fair value recognized on acquisition
	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Total fair value recognized on acquisition
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash	30,985	55,160	3,633	1,938	1,016	-	-	-	-	-	30,985	55,160	3,633	1,938	1,016	92,732
Investments	153,188	24,739	-	-	-	-	-	-	-	-	153,188	24,739	-	-	-	177,927
Loans, net	706,621	-	-	-	-	(54,765)	-	-	-	-	651,856	-	-	-	-	651,856
Right-of-use assets, net	6,578	5,206	-	-	-	-	-	-	-	-	6,578	5,206	-	-	-	11,784
Property, furniture and equipment, net, Note 10(a)	5,969	3,385	34	112	32	374	688	-	-	-	6,343	4,073	34	112	32	10,594
Intangible, Note 11
Software and licenses	60,450	-	-	-	2	-	-	2,647	4,640	8,322	60,450	-	2,647	4,640	8,324	76,061
Brand "Culqi"	-	-	-	-	-	-	-	-	-	1,164	-	-	-	-	1,164	1,164
Brand "Recarga"	-	-	-	-	-	-	-	-	2,790	-	-	-	-	2,790	-	2,790
Client relationships	-	-	-	-	-	-	13,376	-	2,536	2,550	-	13,376	-	2,536	2,550	18,462
PayPal Contract	-	-	-	-	-	-	-	-	7,504	-	-	-	-	7,504	-	7,504
Fund manager contract	-	-	-	-	-	-	4,298	-	-	-	-	4,298	-	-	-	4,298
Anti-competition contract	-	-	-	-	-	5,454	7,291	-	-	-	5,454	7,291	-	-	-	12,745
Deferred tax assets	-	-	-	-	-	18,242	-	-	-	541	18,242	-	-	-	541	18,783
Other assets	58,557	17,784	17	1,204	1,100	-	-	-	-	(400)	58,557	17,784	17	1,204	700	78,262

Liabilities
Deposits and obligations	794,893	-	-	-	-	-	-	-	-	-	794,893	-	-	-	-	794,893
Due to banks and correspondents	50,659	-	-	-	-	-	-	-	-	-	50,659	-	-	-	-	50,659
Lease liabilities	6,874	5,680	-	-	-	-	-	-	-	-	6,874	5,680	-	-	-	12,554
Deferred tax liabilities	139	-	-	-	-	1,895	7,924	715	4,717	3,550	2,034	7,924	715	4,717	3,550	18,940
Other liabilities	16,101	24,041	192	142	955	-	-	-	-	-	16,101	24,041	192	142	955	41,431

Total net assets identified at fair value	153,682	76,553	3,492	3,112	1,195	(32,590)	17,729	1,932	12,753	8,627	121,092	94,282	5,424	15,865	9,822	246,485

Non-controlling interest											(74,392)	-	-	-	-	(74,392)

Goodwill arising on acquisition											209,003	44,628	14,182	25,260	3,518	296,591

Total purchase consideration											255,703	138,910	19,606	41,125	13,340	468,684

All purchases were recorded using the purchase method, as required by the IFRS 3 “Business combinations”, applicable on the date of the transaction. Assets and liabilities were recorded at their estimated market values at the acquisition dates, including intangible assets identified not recorded in the financial statements of each entity.

The acquisition costs incurred by Bancompartir and Ultraserfinco and Subsidiaries amounted to approximately COP 2,040.2 million equivalent to S/2.0 million, acquisition costs incurred by Multicaja and Tenpo amounted to CLP 50.6 million equivalent to approximately S/0.2 million and the acquisition costs of Culqi amounted to S/0.1 million. Also, these costs were recorded in the “Administrative expenses” section of the consolidated statement of income.

The non-controlling interest of Bancompartir was measured at fair value, which are estimated considering the consideration paid.

The fair values of the intangible assets identified at the acquisition date were determined using the income approach, based on the present value of earnings attributable to the asset or in saving acquisition costs. Under this approach, the fair value of intangible assets is determined through the future cash flow methodology discounted using the rate of return that considers the relative risk of getting cash flows and the value of money over time.

The following methods, based on the income approach, were used by the Management of Credicorp, to estimate the fair values of the intangible assets identified at the acquisition date.

-	For the valuation of the intangible acquired by the anti-competition contract, the Management used the “With-or-without” method, which estimates the net present value of the projected cash flow during the exclusivity of the contract, considering the potential decrease in revenue or the increase in expenses as a result of the competition that sellers could perform when starting a similar business. The difference between both scenarios would correspond to the fair value of this intangible.

-	For the software valuation was applied the method "Replacement cost to new", which estimates the costs that should be incurred to acquire or build an asset with similar characteristics, capacity and functionalities.

-	The “Relief from Royalties” method was applied for brand valuation, which estimates the cash flows that the company saves for the payment of royalties that it would make if it did not count with a brand of its own.

-	For the valuation of the intangibles assets of the Client relationship, fund manager contracts and PayPal contract was used the method of “Multi-Period Excess Earnings Method (MEEM)”, which estimates the residual cash flow of the intangibles assets after discounting returns for all assets that contribute to the flow.

In Management's opinion, those methods are generally accepted for the valuation of intangible assets identified in business combination processes.

Considering the acquisition dates, the adjusments made are under review. Therefore, certain amounts reported could incorporate non-significant variations. In Management’s opinion, no substantial changes would occur.

From the effective date of acquisition (December 1, 2019) until December 31, 2019, Bancompartir contribution’s in interest and similar income amounted to approximately S/16.5 million. If the combination had taken place at the beginning of the year, the similar interests and income of the Group would have amounted to approximately S/198.7 million (an increase of S/182.2 million). The income of the other acquired companies is inmaterial for the consolidated financial statements of the Group. Also, for the periods from the date of acquisition and the period from January 1 to December 31, 2019 are immaterial for consolidated financial statements of the Group.

b)	Acquisition of non-controlling interest of Mibanco, Banco de la Microempresa S.A. (Mibanco) -

On April 18, 2018, Credicorp Ltd. through its subsidiaries Grupo Crédito S.A. and Banco de Crédito del Perú S.A. acquired 3.23 percent and 0.06 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/129.0 million and S/2.4 million, respectively.

Additionally, on May 22 and 23, 2018, BCP acquired 1.22 percent and 0.05 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/47.3 million and S/1.9 million, respectively.

These acquisitions of non-controlling interest were recorded as an equity transaction.

In view of said acquisitions, Credicorp Ltd. increased its interest in the share capital of Mibanco from 93.18 percent to 97.74 percent.

c)	Merger by absorption between Credicorp Capital Holding Chile S.A. and Inversiones IMT S.A. -

On February 21, 2018, the Private Investment Fund Series B, administered by Credicorp Capital S.A., sold, ceded and transferred to Credicorp Capital Holding Chile S.A. the 11 shares of Inversiones IMT S.A. which it owned.

As a result of the sale, the entity Credicorp Capital Holding Chile S.A. became the holder of 100.00 percent of the share capital of Inversiones IMT S.A. for an uninterrupted period that exceeded 10 days, which is a cause for corporate dissolution, according to article 103 numeral 2 of the Law regarding Joint Stock Companies, in Chile.

Subsequently, on March 3, 2018, the merger by absorption between Inversiones IMT S.A. (absorbed entity) and Credicorp Capital Holding Chile S.A. (absorbing entity) was made effective; the latter acquiring all the assets, liabilities, rights and obligations of Inversiones IMT S.A., without needing to proceed with the liquidation of the dissolved company.

Said transaction has not generated a significant impact on the Group’s consolidated financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2019 and 2018, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss; which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of Credicorp Ltd and subsidiaries, see paragraph (c) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, the Management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio, the valuation of investments, the technical reserves for insurance claims and premiums, the impairment of goodwill , the expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of share-based payment plans and the valuation of derivative financial instruments.

Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The Group has adopted the following standards and modifications for first time for its annual period that starts on January 1, 2019, as described below:

(i)	IFRS 16 “Leases” -

On January 2016, the IASB issued the IFRS 16, ‘Leases’ to replace the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations, which are valid until December 31, 2018).

According with IFRS 16, a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

IFRS 16 mainly affect the accounting treatment for lessees, and will result in the recognition of almost all lease contracts in the statement of financial position, since the standard eliminates the distinction between finance and operating leases.

Pursuant to the new standard, was required the recognition of an asset (right-of-use of the leased asset) and of a financial liability because of the lease payments. The only exemptions are for short term and low value leases, both could be recorded in a straight line as an expense in the consolidated statement of income.

The consolidated statement of income also is affected, since the total expense is normally higher in the initial years of the lease contract and lower in the final years. Furthermore, the operating costs are replaced with interest and depreciation, therefore key metrics such as earnings before interest, taxes, depreciation and amortization (EBITDA) will change.

The principal and interest payments of the lease liabilities are classified in the consolidated statement of cash flows within the financing activities.

The accounting treatment for lessors continues with a similar model to IAS 17; therefore, the lessors will continue to perform a classification test to distinguish between financial and operating leases.

The new requirements of the IFRS 16 were applied by adjusting our consolidated statement of financial position as of January 1, 2019, date of initial application, without restating the financial information of the comparative period, in accordance to what is allowed by the transition provisions of the aforementioned standard. On the date of the initial application, the Group has considered the following aspects:

-	The use of a single discount rate in a lease portfolio with reasonably similar characteristics.
-	Choose not to apply the recognition and measurement requirements established by the IFRS 16 to: (i) leases with a remaining lease term of less than 12 months as of January 1, 2019, and (ii) leases in which the underlying asset is of low value. In these cases, payments will be recognized as an expense in a straight line over the term of the lease.
-	The exclusion of the initial direct costs for the measurement of the asset by right of use.
-	For the contracts concluded before the transition date, the Group relied on its assessment carried out applying IAS 17 and IFRIC 4; that is, not to reevaluate again if a contract is, or contains, an operating lease.

In that regard, as of January 1, 2019, the Group has recorded right-of-use assets for approximately S/855.5 million, lease liabilities for approximately S/852.8 million and deferred charges for prepayments for approximately S/2.7 million. There was no net impact on the retained earnings.

(ii)	Prepayment features with negative compensation- amendments to IFRS 9 “Financial instruments” -

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. These assets, which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss.

To qualify for amortized cost measurement, the negative compensation must be ‘reasonable compensation for early termination of the contract’ and the asset must be held within a ‘held to collect’ business model.

(iii)	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28 “Investments in Associates and Join Ventures” -

The amendments clarify the accounting record of long-term interests in an associate or joint venture, which in substance form part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must record for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements in IAS 28.

(iv)	Plan Amendment, Curtailment or Settlement - Amendments to IAS 19 “Employee Benefits” -

The amendments to IAS 19 clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must:

-	Calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change.
-	Any reduction in a surplus should be recognized immediately in profit or loss either as part of past service cost, or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.
-	Separately recognize any changes in the asset ceiling through other comprehensive income.

(v)	IFRIC 23 “Uncertainty over income tax treatments” -

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities when there is uncertainty over a tax treatment. In particular, it discusses:

-	How to determine the appropriate obligation or right, and that each uncertain tax treatment should be considered separately or together as a group, depending on which approach better predicts the resolution of the uncertainty.
-	That the entity should assume a tax authority will examine the uncertain tax treatments and have full knowledge of all related information, that is, that detection risk should be ignored.
-	That the entity should reflect the effect of the uncertainty in its income tax accounting when it is not probable that the tax authorities will accept the treatment.
-	That the impact of the uncertainty should be measured using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty, and
-	That the judgments and estimates made must be reassessed whenever circumstances have changed or there is new information that affects the judgments.

While there are no new disclosure requirements, entities are reminded of the general requirement to provide information about judgments and estimates made in preparing the financial statements.

The entry into force of this interpretation has not had any significant impact on the consolidated financial statements of the Group.

(vi)	Annual improvements to the IFRS (2015 - 2017 Cycle) -

The following improvements were completed in December 2017:

-	IFRS 3 “Business Combinations” - clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages.
-	IFRS 11 “Joint Arragements” - clarified that the party obtaining joint control of a business that is a joint operation should not measure again its previously held interest in the joint operation.
-	IAS 12 “Income taxes” - clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized.
-	IAS 23 “Borrowing costs” - clarified that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

The modifications indicated above, except IFRS 16, had no impact on the amounts recognized in previous or current periods and are not expected to significantly affect future periods.

The Group have applied the following standards and modifications for first time for its annual report that have started on January 1, 2018:

(vii)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting to replace IAS 39 “Financial instruments: Measurement and Recognition”.

IFRS 9 establishes three categories of classification and measurement for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. This classification is used by the entity's business model to manage the financial assets and the characteristics of the contractual cash flows of the financial assets.

With respect to financial liabilities, the majority of classification and measurement requirements included in IFRS 9 are similar to those in IAS 39.

IFRS 9 introduces a new impairment model based on expected credit losses involving three stages approach whereby financial assets go through these stages when their credit quality changes. This model differs significantly from the model under IAS 39 related to credit losses incurred, which results in the early recognition of credit losses.

In addition, the current model of hedge accounting according to IFRS 9 simplifies hedge accounting, aligns the accounting of the hedging relationships more closely with the risk management activities of an entity and permits hedge accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedge accounting.

The new classification, measurement and impairment requirements were applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information for the comparative period, as permitted by the aforementioned accounting standard.

The initial recognition and subsequent measurement are explained in Note 3(f) and the determination of impairment is explained in Note 3(i).

-	Classification and measurement of the financial instruments

The following table presents the measurement categories and the carrying value of the financial instruments under IAS 39 and IFRS 9 as of January 1, 2018:

	IAS 39		IFRS 9
		Carrying		Carrying
Financial assets	Category	amount	Category	amount
		S/(000)		S/(000)
Cash and due from banks	Loans and receivables	23,221,987	Amortized cost	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowings	Loans and receivables	7,480,420	Amortized cost	7,480,420

Investments	At fair value through profit or loss	4,024,737	At fair value through profit or loss	5,613,356

	Available-for-sale	24,423,891	At fair value through other comprehensive income (Debt instruments)	22,181,733
			At fair value through other comprehensive income (Designated equity instruments)	653,539

	Held-to-maturity	4,413,373	Amortized cost	4,411,637

Loans, net	Loans and receivables	95,977,277	Amortized cost	95,770,509

Financial assets designated at fair value through profit or loss	At fair value through profit or loss (Designated upon initial recognition)	537,685	At fair value through profit or loss (Designated upon initial recognition)	537,685

Premiums and other policies receivable	Loans and receivables	656,829	Amortized cost	649,135

Accounts receivable from reinsurers and coinsurers	Loans and receivables	715,695	Amortized cost	715,553

Due from customers on acceptances	Loans and receivables	532,034	Amortized cost	532,034

Derivatives receivable	At fair value for trading or for hedging purposes	701,826	At fair value for trading or for hedging purposes	701,826

Other assets	Loans and receivables	1,759,125	Amortized cost	1,759,125

	Total financial assets	164,444,879		164,228,539

Financial liabilities

Liabilities	Amortized cost	130,842,331	Amortized cost	130,956,515

Liabilities	At fair value	8,791,390	At fair value	8,791,390

	Total financial liabilities	139,633,721		139,747,905

-	Reconciliation of balances of the statement of financial position from IAS 39 to IFRS 9 at January 1, 2018

The following table presents the detail of the reconciliation of balances of financial assets under IAS 39 to IFRS 9, distinguishing between the impacts due to category change and impairment remeasurement:

Financial assets	IAS 39	Change of category	Impairment remeasurement	IFRS 9
	S/(000)	S/(000)	S/(000)	S/(000)
Cash and due from banks	23,221,987	-	-	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowings	7,480,420	-	-	7,480,420

Investments:
At fair value through profit or loss :
Opening balance under IAS 39	4,024,737
Addition: From investments available for sale (*)		1,588,619
Closing balance under IFRS 9				5,613,356

At fair value through other comprehensive income (debt):
Opening balance under IAS 39	-
Addition: From investments available for sale		22,181,733
Closing balance under IFRS 9				22,181,733

At fair value through other comprehensive income (Designated equity instruments)	-	653,539	-	653,539

Available for sale:
Opening balance under IAS 39	24,423,891
Subtraction: Reclassification to investments at fair value through profit or loss (*)		(1,588,619)
Subtraction: Reclassification to investments at fair value through other comprehensive income (debt)		(22,181,733)
Subtraction: Reclassification to investments at fair value through other comprehensive income (Designated - equity)		(653,539)
Closing balance under IFRS 9				-

Amortized cost:
Opening balance under IAS 39	-
Addition: From investments held-to-maturity (IAS 39)		4,413,373
Remeasurement: Expected loss (IFRS 9)			(1,736)
Closing balance under IFRS 9				4,411,637

Held-to-maturity:
Opening balance under IAS 39	4,413,373
Subtraction: Reclassification to investments at amortized cost		(4,413,373)
Closing balance under IFRS 9				-

Loans, net	95,977,277	-	(206,768)	95,770,509

Financial assets designated at fair value through profit or loss	537,685	-	-	537,685

Premiums and other policies receivable	656,829	-	(7,694)	649,135

Accounts receivable from reinsurers and coinsurers	715,695	-	(142)	715,553

Due from customers on acceptances	532,034	-	-	532,034

Derivative receivables	701,826	-	-	701,826

Other assets	1,759,125	-	-	1,759,125
Total	164,444,879	-	(216,340)	164,228,539

(*)	The combined application of the tests regarding the characteristics of the contractual cash flows and business models at January 1, 2018, resulted in certain investments classified as “Available for sale” under IAS 39, having to be reclassified in the category “At fair value through profit of loss” under IFRS 9. These financial assets maintained unrealized gains in the statement of changes in equity, net of income tax, of approximately S/314.4 million in the item “Net unrealized gains (losses)”, which were reclassified to the item “Retained earnings”.

The classification and measurement of the financial liabilities have not had changes due to the application of IFRS 9, except for the provision of credit loss for indirect loans which required an additional provision of S/114.2 million.

-	Reconciliation of the balances of the provision for impairment under IAS 39 and IFRS 9 as of January 1, 2018:

	IAS 39	Impairment remeasurement	IFRS 9
	S/(000)	S/(000)	S/(000)
Financial asset:
Investment at amortized cost	-	1,736	1,736
Loans	4,500,498	206,768	4,707,266
Premiums and other policies receivable	12,255	7,694	19,949
Accounts receivable from reinsurers and coinsurers	8,715	142	8,857
Total financial assets	4,521,468	216,340	4,737,808

Financial liabilities:
Provision for credit losses on indirect loans	442,510	114,184	556,694
Total financial liabilities	442,510	114,184	556,694

Also, a provision for investments at fair value through other comprehensive income for approximately S/48.8 million was recorded in the account “Net unrealized gains (losses)” in consolidated statement of changes in equity.

(viii)	IFRS 15 “Revenue from contracts with customers”

(ix)	Amendments to IFRS 2: Classification and measurement of share-based payment

(x)	Annual improvements to the IFRS (2014 - 2016 Cycle)

(xi)	Amendments to IAS 40: “Transfers of Investment Property”

The modifications indicated previously, except of IFRS 9, had no significant impact on the amounts recorded until December 31, 2017 and not affected significantly the period of 2018, except of IFRS 9.

a.1)	Changes in accounting policies -

As of December 31, 2018, the technical reserves for premiums corresponding to income were determined as the present value of the future cash flows estimated by these contracts, using the rate of return on investments calculated at the time of purchase of said financial assets , that is, a historical rate was used as the discount rate.

In 2019, the Group adopted the following changes regarding the valuation and recognition of mathematical income reserves:

-	Change of criteria in the discount rates used, and thus reflect the effect of market interest rates in the measurement of insurance liabilities,

-	Because the financial assets that have a direct effect on the annuities are measured at fair value through other comprehensive income, it was decided to recognize in the consolidated statement of comprehensive income the proportion corresponding to the annuities of the unrealized results that generate the assets and that have a direct effect on said annuities.

These situations were treated as a change in accounting policies in accordance with the provisions of IFRS 4 - Insurance Contracts.

These changes in accounting policy generated a greater income reserve amounting to S/666.6 million, which was recognized in the consolidated statement of comprehensive income for the year, under the heading Insurance reserves of the consolidated statement of changes in equity, considering that the effect was not material in previous years, in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

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

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of the other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, Note 3(ab).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in net equity.

The Group does not record any additional goodwill after the purchase of the non-controlling interest, nor does it recognize a gain or loss from the sale of the non-controlling interest.

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

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; the returns resulting from the use of the equity method of accounting are included in “Net gain on securities” of the consolidated statement of income.

At December 31, 2019 and 2018, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	165,072,249	156,578,928	142,514,228	136,996,483	22,558,021	19,582,445	3,638,334	2,544,847
Pacífico Compañía de Seguros y Reaseguros S.A. and Subsidiaries (ii)	Insurance, Peru	98.79	98.79	13,783,515	12,222,763	10,963,533	9,590,768	2,819,982	2,631,995	381,492	353,292
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	6,076,928	6,607,494	4,986,657	5,395,262	1,090,271	1,212,232	601,629	351,425
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	4,807,905	3,393,325	3,832,287	2,695,499	975,618	697,826	41,634	35,191
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	386,146	543,113	385,253	543,896	893	(783)	1,676	2,179

(i)	The main activity of Grupo Crédito is to invest in shares listed in the Peruvian-Stock Exchange and in unlisted shares of Peruvian companies. Below, we present the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.71	97.71	152,426,848	144,768,951	133,456,760	127,683,654	18,970,088	17,085,297	3,641,935	3,391,015
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	10,552,154	10,020,148	9,773,372	9,239,568	778,782	780,580	94,666	99,402
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	982,591	874,649	284,643	241,307	697,948	633,342	196,590	139,586
Krealo SpA and Subsidiaries (d)	Holding, Chile	100.00	-	72,847	-	41,765	-	31,082	-	(6,476)	-

a)	BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS").

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Peru oriented towards the micro and small business sector. At December 31, 2019, the assets, liabilities, equity and net income of Mibanco amount to approximately S/13,741.7 million, S/11,655.7 million, S/2,086.0 million and S/401.0 million, respectively (S/13,220.3 million, S/11,321.8 million, S/1,898.5 million, and S/462.1 million, respectively at December 31, 2018).

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. At December 31, 2019, the assets, liabilities, equity and net profit of BCB were approximately S/10,480.9 million, S/9,743.9 million, S/737.0 million and S/79.0 million, respectively (S/9,956.9 million, S/ 9,265.8 million, S/691.1 million and S/78.3 million, respectively at December 31, 2018).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)	Krealo SpA (hereinafter “Krealo") was established in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Krealo acquired Tenpo SpA and Multicaja Prepago S.A.

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales and Crediseguro Seguros Generales, and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia, Ultraserfinco S.A. and Banco Compartir S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	3,400,683	2,037,411	2,692,520	1,761,112	708,163	276,299	22,964	19,945
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	1,161,991	933,822	1,017,072	762,192	144,919	171,630	(5,222)	(36,663)
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	228,421	339,220	114,913	141,943	113,508	197,277	24,452	42,684

a)	Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons. Its main subsidiary is Credicorp Capital Colombia S.A.

b)	Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)	Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 17(a)(iii). These loans are collateralized by transactions performed by BCP.

c)	Functional, presentation and foreign currency transactions -

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities, given the fact their major transactions and/operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; they are agreed and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially recorded by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the consolidated statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Net gain from exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Panama and Bolivia have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated taking into account any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss are not included.

Interest income and expenses:

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the consolidated statement of income.

Dividends:

Dividends are recorded as income when they are declared.

Commissions and fees:

Commission income (which is not an integral part of the EIR) and fees are recorded as they accrue. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and contingent credit fees.

Other income and expenses:

All other income and expenses are recorded in the period in which the performance obligation is satisfied.

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

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims reserve or settled claims and ceded premiums, associated with the ceded policies and in accordance with the related reinsurance contracts.

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

Premiums and claims are presented as gross amounts for reinsurance ceded. Reinsurance assets or liabilities are written off when contractual rights are terminated or expire or when the contract is transferred to a third party.

Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables:

Insurance receivables are recognized when they are enforceable and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost.

As of December 31, 2019 and 2018 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses are allocated directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group. The liabilities linked to these contracts are equal in amount to the assets that support them, net of the commissions that the Group charges for the management of these contracts.

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

Insurance contract liabilities:

(i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the reserves of this business, the discounted present value of the expected future pensions, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

The mathematical reserves of the income lines are determined by the sum of the value discounted from future expected pensions to be paid during a defined period or not defined, calculated on the basis of the current mortality and morbidity tables, and the market discount interest rates of the investment portfolio. During the year 2018, the Group adopted new mortality tables that reflect recent changes in the life expectancy.

The Group also uses discount rates in measuring annuities, in order to reflect the market value in the measurement of insurance liabilities, as follows:

-	Until December 31, 2018, the Group used the average purchase interest rate of the portfolio of its financial assets grouped by currency (historical rates).

-	As of December 31, 2019, the Group uses the average market rate of the portfolio of its financial assets grouped by currency (market rates).

Also, given that the financial assets that have a direct effect on the annuities are measured at fair value through other comprehensive income, the Group modified the recognition of its annuities with the aim of recognizing in the consolidated statement of comprehensive income the proportion that corresponds to annuities, of the unrealized results generated by the assets and that have a direct effect in said annuities.

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

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims buy not reported (IBNR) to the Group. At December 31, 2019 and 2018, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. At December 31, 2019 the adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income (due to the effects of the variations in the mortality tables) and in the consolidated statement of comprehensive income (due to the effect of the discount rate), both effects are included in the consolidated statement of income at December 31, 2018. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2019 and 2018, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

(ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

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

At each reporting date the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. At December 31, 2019 and 2018, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

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

(ii)	Ceded premiums -

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

f)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that originates a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at the date of initial recognition.

All the financial instruments are initially recognized at fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issue of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

The purchases or sales of financial assets that require the delivery of the assets within a term established according to market regulations or conventions (regular market terms) are recognized on the negotiation date, in other words, the date in which the Group commits to purchase or sell the asset.

Policy applicable from January 1, 2018 -

At December 31, 2019 and 2018, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

-	The business model for managing the financial assets and
-	The characteristics of the contractual cash flows of the financial asset.

Business model -

Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers:

- The risks that affect the performance of the business model, and in particular, the way in which these risks are managed.

- How the performance of the business model and the financial assets, held within this business model, are evaluated and informed to the key personnel of the Administration of the Group.

If the cash flows after initial recognition are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) -

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if the following conditions are met:

-	It is held within a business model the objective of which is to maintain the financial asset to obtain the contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After their initial recognition, the financial assets of this category are valued at amortized cost, using the effective interest rate method, minus any credit loss provision. The amortized cost is calculated considering any discount or premium incurred in the acquisition and professional fees that constitute an integral part of the effective interest rate. The interests income are included in the item “Interest and similar income” of the consolidated income statement.

Financial assets at amortized cost include direct credits that are recorded when the disbursement of the funds in favor of the clients is carried out, and indirect (contingent) credits that are recorded when the documents that support said credit facilities are issued. Furthermore, the Group considers as refinanced or restructured those credits that, due to difficulties in payment on the part of the debtor, change their payment schedule.

The impairment loss is calculated using the expected loss approach and recognized in the consolidated income statement in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for loans.

The balance of the financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

The accounting treatment of repurchase and reverse repurchase agreements and securities lending and borrowing is explained in Note 3(f)(ix).

(ii)	Financial assets at fair value through other comprehensive income -

The financial assets that the Group maintains in this category are : a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are followed:

-	The financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” of the consolidated statement of income.

The gains or losses due to exchange differences related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to the difference between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

The impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” of the consolidated statement of income; in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition -

At the moment of their initial recognition, the Group can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the category “At fair value through other comprehensive income”.

After their initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” of the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” of the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss -

Financial assets must be classified and measured at fair value through profit or loss, unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value through profit or loss from their initial recognition, and d) derivative financial instruments for trading purposes.

Debt instruments -

Said instruments are classified in this category since: a) they are maintained for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After their initial recognition they are measured at fair value, recording the changes in the item “Net gain on securities” of the consolidated statement of income. Interests accrued are calculated using the contractual interest rate and recorded in the “Interest and similar income” item of the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in the item “Net gains on securities” of the consolidated statement of income. The profit from dividends is recorded in the item “Interest and similar income” of consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from initial recognition -

Upon initial recognition, Management can irrevocably designate financial assets as measured at fair value through profit or loss, if doing so eliminates or significantly reduces an incongruence of measurement or recognition that would otherwise arise from the measurement of the assets or liabilities or from the recognition of the profit and losses thereof on different bases.

After initial recognition they are measured at fair value, recording the changes in the consolidated statement of income.

At December 31, 2019 and 2018, the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

The interest incurred is accrued in the item “Interest and similar expense” of the consolidated statement of income.

Furthermore, upon initial recognition, Management can irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is complied with:

-	An incongruence in the measurement is eliminated or significantly reduced, which would otherwise arise from using different criteria to measure assets or liabilities; or
-	They are part of a group of financial liabilities, which are managed and their yield is evaluated based on fair value, according to a documented investment strategy or risk management; or
-	The financial liability contains one or more embedded derivatives that otherwise significantly modify the required cash flows.

(iv)	Reclassification of financial assets and liabilities -

From January 1, 2018, the reclassification of financial assets will always take place as long as when the business model that manages financial assets is changed. We expect this change will be less than frequently. These changes are determined by the Group Management as a result of external or internal changes, which must be necessary for the Group's operations and demonstrable against third parties. Therefore, a change in the Group's business model will take place only when it starts or stop carrying out an activity that is significant for its operations. The financial liabilities are never reclassified.

Policy applicable up to December 31, 2017 -

As of December 31, 2017, the Group classified its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities.

The classification of the financial instruments upon their initial recognition depended on the purpose and intention of the Management for which the financial instruments were acquired and their characteristics.

(v)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss included financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss, the designation of which was upon initial recognition and on an instrument by instrument basis. Derivative financial instruments were also categorized as held for trading unless they had been designated as hedging instruments.

A financial asset or liability was classified as held for trading if it was acquired for the purpose of selling or repurchasing in the short term, and is presented in “Investments at fair value through profit or loss” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

Interest earned or incurred was accrued in the consolidated statement of income in “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income was recorded when the right to payment was established.

Management could designate an instrument at fair value through profit or loss upon initial recognition if the following criteria were met:

-	The designation eliminated or significantly reduced the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses generated by them on a different basis; or

-	The assets and liabilities were part of a group of financial assets, financial liabilities or both which were managed and evaluated based on the yield on their fair value, in accordance with a documented risk management or investment strategy; or

-	A contract contained one or more embedded derivatives which significantly modified the cash flows that might otherwise be required by the contract and their separation was not prohibited by IAS 39. In this case, the entire contract was designated at fair value through profit or loss.

Changes in fair value of a financial asset designated through profit or loss were recorded in the consolidated statement of income.

(vi)	Loans and receivables -

Loans and receivables were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market.

After initial recognition, loans and receivables were measured at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees or costs that were an integral part of the effective interest rate. The effective interest rate amortization was recognized in the consolidated statement of income in “Interest and similar income”. Losses from impairment were recognized in the consolidated statement of income in “Provision for credit losses on loan portfolio”.

Direct loans were recorded when disbursement of funds to the costumers were made. Indirect (off-balance sheet) loans were recorded when documents supporting such facilities were issued. In the same way, the Group considered as refinanced or restructured those loans that changed their payment schedules due to difficulties in the debtor’s ability to repay the loan.

A provision for loan losses was established if there was objective evidence that the Group would not be able to collect all amounts due according to the original contractual terms of the loans. The provision for loan losses was established based on an internal risk classification and considering any guarantees and collaterals received.

(vii)	Available-for-sale investments -

Available-for-sale investments included equity investments and debt securities. Equity investments classified as available-for-sale were those that were neither classified as held for trading nor designated at fair value through profit or loss. Debt instruments in this category were those that were intended to be held for an indefinite period of time and that could be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale investments were subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of the corresponding deferred income tax and non-controlling interest, until the investment was sold, at which time the cumulative gain or loss was recognized in the consolidated statement of income in “Net gain on securities”, or was determined to be impaired, at which time the impaired amount was recognized in the consolidated statement of income in “Net gain on securities”, and removed from the reserve of investments available-for-sale.

Interest and similar income earned were recognized in the consolidated statement of income in “Interest and similar income”. Interest earned was reported as interest income using the effective interest rate method and similar income earned were recognized when collection rights were established.

The estimated fair value of the investments available for sale was determined mainly on the basis of quotes or, in the absence of these, on the basis of discounted cash flows using market rates commensurate with the credit quality and maturity of the investment.

The Group evaluated whether its ability and intention to sell its available-for-sale financial assets in the near term were still appropriate. When, in rare circumstances, the Group was unable to trade these financial assets due to inactive markets, the Group could elect to reclassify these financial assets if Management had the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification became its new amortized cost and any previous gain or loss on the asset that had been recognized in other comprehensive income was amortized to consolidated statement of income over the remaining life of the investment using the effective interest rate.

(viii)	Held-to-maturity investments -

Held-to-maturity investments were non–derivative financial assets with fixed or variable payments and fixed maturities, which Credicorp had the intention and ability to hold to maturity. After initial measurement, held-to-maturity investments were subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees that were an integral part of the effective interest rate. The amortization was included in “Interest and similar income” of the consolidated statement of income. The losses arising from impairment of these investments were recognized in the consolidated statement of income in “Net gain on securities”.

At December 31, 2017, the Group had not recognized any impairment loss on held-to-maturity investments. See policy of impairment of financial assets carried at amortized cost in Note 3(i)(i).

If the Group sold or reclassified a more than insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (2) years.

At December 31, 2017, the Group did not sell or reclassify any of its held-to-maturity investments.

(ix)	Repurchase and reverse repurchase agreements and securities lending and borrowing -

Securities sold under repurchase agreements at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recorded as an asset in “Cash and due from banks” and the corresponding obligation to return it is recognized too, including accrued interest, as a liability in “Payables from repurchase agreements and securities lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price was treated as interest expense and accrued over the life of the agreement using the effective interest rate and was recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method.

Conversely, securities purchased under reverse repurchase agreements at a specified future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outgoing asset in “Cash and due from banks” account and the corresponding right to charge it, including accrued interest, is recorded in “Cash collateral, reverse repurchase agreements and securities borrowing”, reflecting the transaction’s economic substance as a loan granted by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate method.

If securities purchased under reverse repurchase agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position as “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income as “Net gain on securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(x)	Other financial liabilities -

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

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a withdrawal of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

Policy applicable from January 1, 2018 -

As of December 31, 2019 and 2018, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost,
-	Debt instruments classified as investments at fair value through other comprehensive income, and
-	Indirect loans that are presented in off-balance accounts.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

Impairment model of expected credit losses -

The calculations of credit losses are products of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from the beginning. The expected credit loss reflects an unbiased result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

-	Stage 1: Financial assets whose credit risk has not increased significantly since its initial recognition, a reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

-	Stage 2: Financial assets that have presented a significant increase in credit risk compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

-	Stage 3: Financial assets with evidence of impairment on the reporting date, a reserve will be recognized for losses equivalent to the expected credit losses during the entire life of the asset. The interest income will be recognized based on the carrying amount of the asset, net of the loss reserve.

Measurement of the expected loss -

The measurement of the expected credit loss is mainly based on the product of probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date and considering the expected macroeconomic effects and all in accordance with the new regulation.

The details of these statistical parameters are the following:

-	PD: is an estimate of the probability of default in a determined time horizon. A default can only occur at a determined moment during the remaining estimated life, if the provision has not been previously derecognized and it is still in the loan portfolio.

-	LGD: is an estimate of the loss produced in the case a predetermined value is produced at a given time. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of any guarantee. Generally, it is expressed as a percentage of the EAD.

-	EAD: is an estimate of the exposure on a future default date, which considers the changes expected in the exposure after the reporting date, including the reimbursements of principal and interest, whether programmed by contract or otherwise, and the interest accrued due to default payments.

The fundamental difference between the credit loss considered as Stage 1 and Stage 2 is the PD horizon. The estimates of Stage 1 use a 12-month horizon, while those situated in Stage 2 use an expected loss calculated with the remaining term of the asset and considers the effect of the significant increase in credit risk. Finally, Stage 3 will estimate the expected loss based on the best estimate (“ELBE”), according to the situation of the collection process of each asset.

Changes from one stage to another -

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	Risk thresholds have been established based on the internal models and based on relative difference thresholds (by portfolio and risk level) in which the instrument was originated.

-	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.

Additionally, all the accounts that are classified as default on the reporting date are considered as stage 3. The significant risk increase evaluations from their initial recognition and of credit impairment are carried out independently on each reporting date. The assets can move in both directions, from one stage to another.

Prospective information -

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as the projections of future events and economic conditions. The estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, included macroeconomic variables that differ between portfolios. These projections have a 3-year period and, additionally, a long-term projection.

The estimate of expected losses for stages 1, 2 and 3 will be a weighted estimate that considers three future macroeconomic scenarios. The base, optimist and pessimist scenarios are based on macroeconomic projections provided by the internal team of economic studies and approved by Senior Management. This same team also provides the probabilities of occurrence of each scenario. It should be stated, that the design of the scenario is adjusted at least once a year, with the possibility of a greater frequency if required by the surrounding conditions.

Macroeconomic factors -

In its models, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), unemployment rates, the base rates of the central bank, among others. It is possible that the inputs and models used to calculate the expected credit losses do not always capture all the market characteristics on the date of the financial statements. To reflect this, qualitative adjustments or overlays such as temporary adjustments can be carried out using the opinion of experts.

Expected life -

For the instruments in Stage 2 or 3, the reserves for losses will cover the lifetime expected credit losses of the instrument. For the majority of the instruments, the expected life is limited to the remaining term of the product, adjusted by expected advance payments. In the case of revolving products, an analysis was carried out in order to determine the expected life period.

Presentation of allowance for loan losses in the consolidated statement of financial position -

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
-	Debt instruments measured at fair value through other comprehensive income: it does not recognize any provision in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in other comprehensive income;
-	Indirect loans: the credit loss provision is presented in the item “Other liabilities” of the statement of financial position.

Policy applicable up to December 31, 2017 -

The Group assessed at the end of each period whether there was any objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), had had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. Evidence of impairment could have included indications that the borrower or a group of borrowers was experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability of bankruptcy or other legal financial reorganization process and where observable data indicate that there was a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets was follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that were carried at amortized cost, the Group first assessed whether impairment existed individually for financial assets that were individually significant, or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment existed for an individually assessed financial asset, whether significant or not, it included that asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was, or continues to be, recognized were not included in a collective assessment of impairment.

The amount of any impairment loss identified was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that had not yet been incurred).

The carrying amount of the asset was reduced through the use of a provision account and the amount of the loss was recognized in the consolidated statement of income. A loan, together with the respective associated provision, was written off when classified as a loss and was fully provisioned and there was real and verifiable evidence that the loan was irrecoverable and collection efforts had been concluded without success, the impossibility of foreclosures or all collateral had been realized or had been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increased or decreased because of an event occurring after the impairment was recognized, the previously recognized impairment loss was increased or reduced by adjusting the provision account. If in the future a written-off loan was later recovered, the recovery was recognized in the consolidated statement of income, as a credit to “Recovery of written off loans”.

The present value of the estimated future cash flows was discounted at the financial asset’s original effective interest rate. If a loan had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflected the cash flows that could have resulted from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure was probable.

For collective assessment of impairment, financial assets were grouped considering the Group’s internal credit rating system, which considered credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

Future cash flows from a group of financial assets that were collectively evaluated for impairment were estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in the group. Historical loss experience was adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience was based and to remove the effects of conditions in the historical period that did not exist. The methodology and assumptions used were reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale investments -

For available-for-sale financial investments, the Group assessed at each date of the consolidated statement of financial position whether there was objective evidence that an investment or a group of investments was impaired.

In the case of equity investments, objective evidence could have included a significant or prolonged decline in their fair value below cost. “Significant” was to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value had been below its original cost. The determination of what was “significant” or “prolonged” required judgment. In making this judgment, the Group evaluated, among other factors, the duration or extent to which the fair value of an investment was less than its cost.

When there was evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) was removed from the available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments were not reversed through the consolidated statement of income; increases in their fair value after impairment were recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment was assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment was the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income was based on the reduced carrying amount and was accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income was recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase could be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss was reversed through the consolidated statement of income.

Renegotiated loans -

When a loan is modified, it is not considered as past due but maintained its previous classification as impaired or not impaired. If the debtor complied with the new agreement over the following six months, and an analysis of its payment capacity supported a new improved risk classification, the loan is classified as not impaired. If, subsequent to the loan modification, the debtor failed to comply with the new agreement, it is considered as impaired and past due.

j)	Leases -

Policy aplicable from January 1, 2019 -

As of December 31, 2019, the Group maintains mainly lease premises, used as offices and agencies, and servers and technological platforms, which were recorded in accordance with the provisions of IFRS 16 “Leases”. This standard considers that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

Initial Recognition -

The lease contracts are recorded in the consolidated statement of financial position as a right-of-use asset and a lease liability in the date the leased asset is available for use.

The right-of-use assets are initially recognized at cost including the following:

-	The amount of the initial measurement of the lease liability.
-	Any lease payment paid to the lessor before the start date or on the same date.
-	Direct costs incurred and costs for dismantling or rehabilitation, if any.

Lease liabilities include the present value of fixed payments and variable lease payments that are based on an index or rate. Lease payments that will be made under renewal options with reasonable certainty of being exercised are included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease, if that rate could be determined easily, or the incremental interest rate by loans of the lesse, which is the interest rate that the lessee would have to pay for borrowing for a term similar, the funds necessary to obtain an asset of similar value asset by the right-of-use in a similar economic environment with similar terms, guarantees and conditions.

In determining the term of the lease, Management considers all the facts and circumstances that create an economic incentive to exercise the extension option, or not to exercise a termination option. Likewise, the estimation of the extension or termination options will be revalued only if an event or changes in the circumstances occur within the control of the entity that affects said estimate.

Subsequent Recognition -

The right-of-use asset is generally depreciated in a straight line during the shortest period of the asset's useful life and the lease term. If the Group is reasonably certain of exercising a purchase option, the right-of-use asset depreciates over the useful life of the underlying asset.

The Group has chosen to measure the asset at cost less depreciation and accumulated impairment loss, and adjusted for any remeasurement of the lease liability. Depreciation is calculated in a straight line within the term of the lease.

The liability will be recorded at its amortized cost, that is, it will be increased to reflect the accrued interest, recognize in the heading “Interest, returns and similar expenses” of the consolidated statement of income, and the fees paid will be subtracted.

Likewise, the balance of the liability will be reviewed in the following cases:

-	When there is a change in the expected amount to be paid under a residual value guarantee.
-	When there is a change in future lease installments to reflect the variation in an index or interest rate.
-	When there is a change in the terms o the lease.
-	When there is a change in the evaluation of an option to purchase the underlying asset.

The changes will be recorded as an adjustment of the lease liability and the right of use, unless the book value of the right of use has been reduced to zero, in which case it must be recorded against the consolidated statement of income.

Short-term leases with little significant value are recognized in a straight line as an expense in the “Administrative expenses” item of the consolidated statement of income.

The accounting treatment of lessors continues with a similar model to that of IAS 17; In that sense, lessors continue to perform a classification test to distinguish between financial and operating leases.

Policy applicable up to December 31, 2018 -

As of December 31, 2018, the Group recorded the leases according to the IAS 17 “Leases”. According to that standard, the determination of whether an arrangement is, or contains, a lease was based on the substance of the arrangement at the inception date: whether fulfillment of the arrangement was dependent on the use of a specific asset or assets and on whether the arrangement conveys a right to use the asset even if that right was not explicitly specified in an arrangement.

Operating leases:

Leases in which a significant portion of the risks and benefits of the asset were held by the lessor were classified as operating leases. Under this concept the Group had mainly leased premises used as offices and agencies of the Group’s subsidiaries.

Payments made under an operating lease were charged to the “Administrative expenses” heading of the consolidated statement of income based on the straight-line method in the lease period.

When an operating lease was terminated before the lease period has expired, any penalty payment to the lessor was recognized as an expense in the period in which termination takes place.

Finance leases:

Finance leases were recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan was recognized as unearned interest. Lease income was recognized over the term of the lease agreement using the effective interest rate method, which reflected a constant periodic rate of return.

k)	Property, furniture and equipment -

Property, furniture and equipment are recorded at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

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

Assets’ residual value and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

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

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as related expenses directly with the maintenance of the leased assets, they are recorded net in the item of “Other Income” of the consolidated statement of income.

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

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 “Financial instruments”, is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

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

If a business combination achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized is recognized in profit or loss.

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years
Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22
Client relationship - Edyficar Peru	10
Client relationship – Mibanco	7
Client relationship - Ultraserfinco	9.2
Brand - Mibanco	25
Brand - Culqi	5
Fund manager contract - Credicorp Capital Colombia	20 and 28
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11 and 24
Fund manager contract - Ultraserfinco	23
Core deposits - Mibanco	6
Others	Between 3 and 7.5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred and the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

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

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

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

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and banker’s acceptances. Financial guarantees are initially recognized at fair value, which is equivalent to the commission initially received, also, letters of credit and guarantees are recorded in caption “Other liabilities” of the consolidated statement of financial position and banker’s acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Commissions and fees” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

t)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle said obligation and a reliable estimate of the amount can be made.

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

Income tax is computed based on the individual financial statements of each of the Group’s members.

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

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is likely to exist sufficient tax benefits for the application of temporary difference. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

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

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would have been issued if all potential ordinary shares with dilutive effect have been converted into ordinary shares.

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

y)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its costumers’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IFRS 9 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are remeasured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

In accordance with IFRS 9, to qualify as hedging operations, all the following conditions must be met:

-	The coverage ratio consists only of hedging instruments and hedged items eligible.

-	At inception, the Group formally designates and documents the hedge relationship, the risk management objective and strategy for using the hedge. This documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and a description of how the Group assesses whether the hedging relationship meets the hedge effectiveness requirements.

-	The hedge relationship meets all of the following hedge effectiveness requirements:

-	An economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not dominate the value changes that result from the economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

The effective portion of the accumulated gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve” in the consolidated statement of changes in equity, and it is reclassified to the consolidated statement of income in the same period or periods in which the covered operation affects results; that is, when income or financial expenses related with coverage are registered, or when a forecasted transaction occurs.

The part of the gain or loss in derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recognized in other comprehensive income and subsequently reclassified to the consolidated statement of income are registered as expenses or income in the cases in which the hedged item is reported.

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

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the risk hedged are recorded as a part of the carrying value of the hedged item and recognized in the consolidated statement of income.

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

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For fair value hedges related with items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and said host contract is not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, See Note 3(f)(iii) and Note 3(f)(v) for the periods 2019 and 2018, respectively, and Note 8.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 31.

ab)	Fiduciary activities, management of funds and pension funds –

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.8.

Commissions generated for these activities are included as “Commissions and fees” of the consolidated statement of income.

ac)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, interbank funds, time deposits with maturities of three months or less from the date of acquisition, excluding restricted cash, see Note 4(a).

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see Note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, See Note 13.

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2019:

(i)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model, where estimate are remeasured in each reporting period. The contracts are measured using the building blocks of:

-	Discounted- weighted of probability cash flows
-	An explicit risk adjustment, and
-	A contractual service margin which represents the unearned profit of the contract recognized as income over the coverage.

IFRS 17 applies to all types of insurance contracts (life, non-life and reinsurance insurance), regardless of the type of entities that issue them, as well as certain guarantees and financial instruments with certain discretionary participation characteristics. The general objective of IFRS 17 is to provide an accounting model that is more useful and uniform for insurance entities. Unlike IFRS 4, which relies heavily on the application of existing / local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, which covers all relevant accounting aspects.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions’ method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers that use this model will be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Also, its implementation will modify the recognition, measurement, presentation and disclosure of insurance contracts having a significant impact on the underlying valuation models, systems, processes, internal controls and other fundamental aspects of the insurance business.

The Group has established governance structures related to the IFRS 17 project with the Audit Committee as the highest instance. As required by the standard, currently, the entities that make up the Group are in the process of determining the impact of their application.

Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, on November 14, 2018, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2022.

Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

(ii)	Definition of Material - Amendments to IAS 1 and IAS 8 -

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

-	That the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and
-	The meaning of ‘primary users of general-purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

These changes are effective for financial statements for annual periods beginning on or after January 1, 2020.

(iii)	Definition of a Business - Amendments to IFRS 3 -

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

These changes are effective for financial statements for annual periods beginning on or after January 1, 2020.

(iv)	Revised Conceptual Framework for Financial Reporting -

The IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

-	Increasing the prominence of stewardship in the objective of financial reporting.
-	Reinstating prudence as a component of neutrality.
-	Refining a reporting entity, which may be a legal entity, or a portion of an entity.
-	Revising the definitions of an asset and a liability.
-	Removing the probability threshold for recognition and adding guidance on derecognition.
-	Adding guidance on different measurement basis, and
-	Stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from 1 January 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

These changes are effective for financial statements for annual periods beginning on or after January 1, 2020.

(v)	Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures”: Sale or contribution of assets between an investor and its associate or joint venture -

The IASB made limited scope amendments to IFRS 10 and IAS 28.

The amendments clarify the accounting treatment of the sales or contribution of assets between an investor and his associates or joint venture. These amendments confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes “a business” (as defined in IFRS 3 “Business combinations”).

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

The Group is in the process of evaluating the impact of the application of these standards, and to date, it considers that there will be no significant impact on the consolidated financial statements, except for IFRS 17.

Likewise, there are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on expected future transactions.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2019	2018
	S/(000)	S/(000)
Cash and clearing (b)	4,917,674	6,169,795
Deposits with Central Reserve Bank of Peru ( BCRP) (b)	18,367,651	13,206,885
Deposits with Central Bank of Bolivia	646,865	791,083
Deposits with foreign banks (c)	1,408,117	1,219,006
Deposits with local banks (c)	481,412	499,431
Interbank funds	137,722	253,970
Accrued interest	14,601	20,633
Total cash and cash equivalents	25,974,042	22,160,803
Restricted funds	12,720	7,713
Total cash	25,986,762	22,168,516

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see note 3(ac).

b)	Cash and clearing and deposits with Central Reserve Bank of Peru -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp, incorporated in Peru, must keep to be able to honor their obligations with the public. The composition of these funds is as follows:

	2019	2018
	S/(000)	S/(000)
Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	13,727,222	11,769,043
Cash in vaults of Bank	4,132,347	5,591,168
Total legal cash requirements	17,859,569	17,360,211

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	4,640,429	1,437,842
Cash in vaults of Bank and others	785,327	578,627
Total additional funds	5,425,756	2,016,469
Total	23,285,325	19,376,680

(i)	At December 31, 2019 cash and deposits subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 5.01 percent and 35.06 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (5.01 percent and 35.12 percent, respectively, at December 31, 2018).

In Management's opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)	At December 31, 2019, the Group maintains three "overnight" deposits with the BCRP, of which are one denominated in soles for S/360.0 million and two in U.S Dollars for of US$1,291.6 million, equivalent to S/4,280.4 million. At said date, the deposit in soles and deposits in U.S Dollars accrue interest at annual rates of 1.00 percent and 1.57 percent, respectively, and have maturities at 2 days.

At December 31, 2018, the Group maintains two “overnight” deposits with the BCRP, which are denominated in U.S Dollars for US$426.3 million, equivalent to S/1,437.8 million. At said date, deposits in U.S. Dollars accrue interest at annual rates of 2.43 percent and have maturities at 2 days.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. Dollars; these are cash in hand and earn interest at market rates. At December 31, 2019 and 2018 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2019	2018
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	3,293,837	3,409,890
Reverse repurchase agreement and security borrowings (ii)	899,435	659,380
Receivables for short sales	95,252	13,672
Total	4,288,524	4,082,942

(i)	At December 31, 2019, the balance mainly comprises cash collateral for approximately US$844.5 million, equivalent to S/2,798.7 million, delivered to BCRP to secure a borrowing in soles of approximately S/2,800.4 million from the same entity (cash collateral for approximately US$919.2 million, equivalent to S/3,100.5 million, and borrowing of approximately S/2,948.5 million, at December 31, 2018).

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2019						At December 31, 2018
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Instruments issued by the Colombian Government	Colombian pesos	5.61	97,747	376,043	76,396	550,186	550,579	6.60	-	401,580	47,872	449,452	443,386
Instruments issued by the Chilean Government	Chilean pesos	0.34	7,002	15,505	-	22,507	22,507	0.27	24,624	-	-	24,624	24,628
Other instruments		4.44	156,969	130,932	38,841	326,742	328,291	3.76	12,013	157,871	15,420	185,304	186,774
			261,718	522,480	115,237	899,435	901,377		36,637	559,451	63,292	659,380	654,788

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		At December 31, 2019						At December 31, 2018
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debt instruments (c)			64,900	25,699	6,240,866	6,331,465	6,709,182		159,570	365,201	7,420,019	7,944,790	8,572,837
Instruments issued by the Colombian Government	Colombian pesos	5.49	135,997	941,431	-	1,077,428	1,077,917	5.97	-	1,231,639	3,124	1,234,763	1,235,472
Instruments issued by the Chilean Government	Chilean pesos	0.20	130,551	44,411	-	174,962	175,054	0.26	24,912	-	-	24,912	27,529
Other instruments		2.07	70,997	16,809	6,355	94,161	105,086	1.88	144,668	66,224	-	210,892	214,051
			402,445	1,028,350	6,247,221	7,678,016	8,067,239		329,150	1,663,064	7,423,143	9,415,357	10,049,889

c)	At December 31, 2019, and 2018, the Group has repurchase agreements secured with: (i) cash, see note 5(a), and (ii) investments, see note 6(b). This item consists of the following:

		At December 31, 2019			At December 31, 2018
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	February 2020 / October 2020	2,800,400	Cash with BCRP	January 2019 / November 2019	2,948,500	Cash with BCRP
BCRP	Soles	June 2020 / November 2020	1,504,088	Investments	January 2019 / November 2020	2,220,265	Investments
Natixis S.A.	Soles	August 2020 / August 2028	570,000	Investments	August 2020 / August 2028	570,000	Investments
Banco Central de Bolivia	Bolivianos	May 2020 / February 2021	398,586	Cash	May 2019	89,941	Cash
Nomura International PLC (i)	U.S. Dollar	August 2020	265,120	Investments and cash	August 2020	269,840	Investments and cash
Nomura International PLC (ii)	U.S. Dollar	August 2020	231,980	Investments and cash	August 2020	236,110	Investments and cash
Citigroup Global Market Limited (iii)	U.S. Dollar	August 2026	149,130	Investments	August 2026	151,785	Investments
Citigroup Global Markets Limited	Soles	August 2020	100,000	Investments	August 2020	100,000	Investments
Natixis S.A. (iv)	U.S. Dollar	August 2026	82,850	Investments	August 2026	84,325	Investments
Banco de la República	Colombian pesos	January 2020	64,540	Investments	January 2019	42,607	Investments
Nomura International PLC (v)	U.S. Dollar	-	-	-	March 2019 / December 2019	505,950	Investments
Naitixis	U.S. Dollar	-	-	-	January 2019 / March 2019	566,962	Investments
Other below S/6.0 million	-	January 2020 / April 2033	64,970	Investments	January 2019 / October 2033	70,298	Investments
Accrued interest			99,801			88,207
			6,331,465			7,944,790

At December 31, 2019, said operations accrue interest at fixed and variable rates between 2.6 percent and 7.20 percent and between Libor 3M + 0.80 percent and Libor 6M + 1.90 percent, respectively, (between 0.09 percent and 7.20 percent and between Libor 3M + 0.35 percent and Libor 6M + 1.90 percent, respectively, at December 31, 2018).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(i)	At December 31, 2019, the Group maintains an IRS and a CCS which were together designated as a cash flow hedge of a repurchase agreement in U.S. Dollars at variable rate for a notional amount of US$80.0 million, equivalent to S/ 265.1 million (approximately US$ 80.0 million, equivalent to S/ 269.8 million, at December 31, 2018). By means of the IRS and the CCS, said repurchase agreement was economically converted to soles at fixed interest rate; see note 13(b).

(ii)	At December 31, 2019, the Group maintain a CCS, which was designated as a cash flow hedge of a repurchase agreement in U.S. Dollars at variable interest rate for a notional amount of US$ 70.0 million, equivalent to S/ 232.0 million (approximately US$ 70.0 million, equivalent to S/ 236.1 million, at December 31, 2018). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate, See note 13(b).

(iii)	At December 31, 2019, the Group maintains two CCS which were together designated as a cash flow hedge for two repurchase agreements in U.S. Dollars at variable rate for a notional amount of US$ 45.0 million, equivalent to S/ 149.1 million (approximately US$ 45.0 million, equivalent to S/ 151.8 million, at December 31, 2018). By means of these CCS, said repurchase agreements were economically converted to soles. See note 13(b).

(iv)	At December 31, 2019, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. Dollars at variable rate for a total notional amount of US$ 25.0 million, equivalent to S/ 82.9 million (approximately US$ 25.0 million, equivalent to S/ 84.3 million, at December 31, 2018). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see note 13(b).

(v)	At December 31, 2018, the Group maintained five IRS which were designated as a cash flow hedge of a certain repurchase agreements in U.S. Dollars at variable rate for a notional amount of US$ 150.0 million, equivalent to S/ 506.0 million. By means of these IRS, said repurchase agreements were economically converted to a fixed interest rate; see note 13(b). Said IRS expired between March and December of 2019.

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2019	2018
	S/(000)	S/(000)
Government treasury bonds (i)	1,276,573	1,318,311
Mutual funds	593,552	397,918
Restricted mutual funds (ii)	460,086	407,350
Corporate bonds	326,673	160,006
Investment funds	327,659	179,015
Participation in RAL Funds (iii)	300,398	445,039
Central Bank of Chile bonds	182,540	30,382
Shares	83,085	101,068
Subordinated bonds	80,084	94,413
Royalty Pharma (iv)	68,584	56,787
Multilateral organization bonds	53,353	193,395
Others	93,204	123,892
Balance before accrued interest	3,845,791	3,507,576
Accrued interest	4,971	4,869
Total	3,850,762	3,512,445

(i)	At December 31, 2019 and 2018 the balance of these instruments includes the following government treasury bonds:

	2019	2018
	S/(000)	S/(000)
Colombian Treasury bonds	1,102,865	1,259,516
Peruvian Treasury bonds	95,308	58,795
U.S. treasury and federal agency bonds	78,400	-
Total	1,276,573	1,318,311

(ii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(iii)	At December 31, 2019, these funds are approximately S/ 166.9 million in bolivianos and S/ 133.5 million in U.S. Dollars (S/ 174.3 million in bolivianos and S/ 270.7 million in U.S. Dollars at December 31, 2018) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(iv)	It corresponds to participations in RPI International Holding, LP, who invests in a series of subordinate funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. Participations in RPI International Holdings, LP, are not liquid and require authorization for negotiation.

During the year of 2019 and 2018, the Group has received dividends from these participations for S/3,610.7 and S/3,689.4, respectively; which are presented in the item of “Interest and similar income” of the consolidated statement of income.

b)	Investments at fair value through other comprehensive income consist of the following:

	2019				2018
		Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debts instruments:

Corporate bonds (i)	7,974,080	706,394	(8,322)	8,672,152	8,263,943	208,409	(182,479)	8,289,873
Certificates of deposit BCRP (ii)	8,649,885	15,388	(1)	8,665,272	9,833,776	189	(4,381)	9,829,584
Government treasury bonds (iii)	6,009,137	690,048	(1,109)	6,698,076	4,977,422	260,939	(47,613)	5,190,748
Securitization instruments (iv)	580,778	53,328	(8,344)	625,762	505,976	22,492	(9,980)	518,488
Negotiable certificates of deposit	369,016	856	(303)	369,569	280,828	2,981	(250)	283,559
Subordinated bonds	150,172	14,085	(100)	164,157	163,891	3,900	(2,443)	165,348
Others	167,529	7,896	-	175,425	54,384	240	(681)	53,943
	23,900,597	1,487,995	(18,179)	25,370,413	24,080,220	499,150	(247,827)	24,331,543
Equity instruments designated at the initial recognition

Shares issued by:
Alicorp S.A.A.	12,198	201,567	-	213,765	12,198	218,994	-	231,192
Inversiones Centenario	112,647	195,305	-	307,952	112,647	236,063	-	348,710
Bolsa de Valores de Lima	19,423	2,115	-	21,538	19,698	9,363	-	29,061
Bolsa de Comercio de Santiago	4,964	5,688	-	10,652	8,808	5,360	-	14,168
Compañía Universal Textil S.A.	9,597	248	(3,432)	6,413	9,597	248	(3,397)	6,448
Pagos Digitales Peruanos S.A.	5,197	-	-	5,197	4,717	-	-	4,717
Corporación Andina de Fomento	4,441	181	-	4,622	4,428	57	-	4,485
Bolsa de Valores de Colombia	872	4,070	(53)	4,889	4,681	1,958	-	6,639
Others	2,638	1,533	-	4,171	2,858	1,192	-	4,050
	171,977	410,707	(3,485)	579,199	179,632	473,235	(3,397)	649,470

Balance before accrued interest	24,072,574	1,898,702	(21,664)	25,949,612	24,259,852	972,385	(251,224)	24,981,013
Accrued interest				253,111				214,822
Total				26,202,723				25,195,835

The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income at December 31, 2019 and 2018 are of a temporary nature, considering factors such as intended strategy in relation with the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2019, as a result of assesment of the impairment of its investments at fair value through other comprehensive income, the Group recorded a recovery of credit loss of S/0.7 million (recovery of credit loss of S/1.9 million during the year 2018), which is shown in “Net gain on securities” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of the “Reserve for investments at fair value through other comprehensive income” net of deferred income tax and non-controlling interest, is shown in note 18(c).

During 2019 and 2018, the Group has not reclassified instruments from the portfolio of investments at fair value through other comprehensive income to investments at amortized cost.

The maturities and annual market rates of investments at fair value through other comprehensive income during the years of 2019 and 2018, are as follows:

	Maturities		Annual effective interest rate
	2019	2018	2019						2018
			S/		US$		Other		S/		US$		Other
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%
Corporate bonds	Jan-2020 / Feb-2065	Jan-2019 / Feb-2065	1.09	8.16	0.47	8.25	0.62	6.55	1.49	11.90	1.16	11.39	0.94	8.39
Certificates of deposit BCRP	Jan-2020 / Jul-2021	Jan-2019 / Jun-2020	2.02	2.35	-	-	-	-	2.59	3.04	-	-	-	-
Government treasury bonds	Jan-2020 / Feb-2055	Jan-2019 / Feb-2055	0.55	5.31	1.11	4.61	0.43	0.82	2.37	6.50	1.22	7.07	0.60	0.60
Securitization instruments	May-2020 / Sep-2045	Jun-2019 / Sep-2045	2.46	13.26	3.08	9.14	1.68	6.00	3.40	14.81	4.56	6.85	1.68	6.00
Negotiable certificates of deposits	Jan-2020 / Dec 2026	Jan-2019 / Dec-2026	3.27	4.01	2.48	2.68	1.00	4.98	4.54	4.54	-	-	1.40	4.98
Subordinated bonds	Apr-2022 / Aug-2045	Jan-2021 / Feb-2057	1.21	5.52	3.27	5.23	1.53	1.53	3.21	7.41	3.60	7.26	2.52	2.52
Others	Jan-2020 / Jan-2028	Oct-2019 / Jun-2021	1.95	3.73	4.73	6.92	-	-	4.24	6.14	-	-	-	-

At December 31, 2019, the Group maintains IRS, which have been designated as fair value hedges of certain bonds at a fixed rate in U.S. Dollars, issued by Government treasury bonds, corporate and multilateral organization entities, classified as investments at fair value through other comprehensive income, for a notional amount of S/618.8 million (S/923.9 million at December 31, 2018), see note 13(b); through these IRS these bonds were economically converted to a variable rate.

Likewise, at December 31, 2019, the Group entered into repurchase agreement transactions for corporate bonds, multilateral organization bonds and foreign government bonds classified as investments at fair value through other comprehensive income, for an estimated fair value of S/1,588.7 million (S/2,138.9 million at December 31, 2018), of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

(i)	At December 31, 2019 the most significant individual unrealized loss amounted to approximately S/ 1.5 million (S/8.2 million at December 31, 2018).

Likewise, at December 31, 2019, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a notional amount of S/ 107.4 million (S/136.1 million at December 31, 2018), see note 13(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

In December 2018, according to the foreign exchange exposure strategy, the Group discontinued the cash flow hedge of a certain corporate bond through the liquidation of the CCS whose notional amount at that date amounted to US$13.0 million, equivalent to S/43.8 million.

(ii)	At December 31, 2019, the Group maintains 87,530 certificates of deposits BCRP ( 99,587 at December 31, 2018); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iii)	At December 31, 2019 and 2018, the balance includes the following Government Treasury Bonds:

	2019	2018
	S/(000)	S/(000)
Peruvian treasury bonds	5,959,066	4,706,121
U.S. treasury and federal agency bonds	391,475	82,477
Chilean treasury bonds	173,364	119,517
Bolivian treasury bonds	72,516	90,370
Colombian treasury bonds	61,009	137,936
Others	40,646	54,327
Total	6,698,076	5,190,748

At December 31, 2018, the Group maintained CCS, which were designated as cash flow hedges of certain government treasury bonds for a notional amount of S/ 77.8 million, see note 13(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate. The CCS matured in March 2019.

(iv)	At December 31, 2019 and 2018, the balance of securitization instruments includes the following:

	2019	2018
	S/(000)	S/(000)
Inmuebles Panamericana	169,959	153,953
Abengoa Transmisión del Norte	87,377	80,948
Industrias de Aceite S.A.	32,050	48,231
Homecenters Peruanos S.A.	35,269	32,520
Others	301,107	202,836
Total	625,762	518,488

The bonds have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte), accounts receivable for the transformation and commercialization of agribusiness products (Industrias de Aceite S.A.) and accounts receivable for commercialization of construction products (Homecenters Peruanos S.A.).

c)	Amortized cost investments consist of the following:

	2019
	Carrying	Fair
	amount	value
	S/(000)	S/(000)
Peruvian sovereign bonds (i)	3,277,667	3,694,631
Foreign government bonds (i)	21,168	21,168
Certificates of payment on work progress (CRPAO) (ii)	100,298	103,015
Sub total	3,399,133	3,818,814
Accrued interest	78,180	78,180
Total investments at amortized cost	3,477,313	3,896,994
Provision for credit losses	(267)	(267)
Total investments at amortized cost, net	3,477,046	3,896,727

	2018
	Carrying	Fair
	amount	value
	S/(000)	S/(000)
Peruvian sovereign bonds (i)	3,167,666	3,169,229
Foreign government bonds (i)	347,824	347,502
Peruvian treasury bonds (i)	215,769	215,787
Corporate bonds (i)	220,583	218,373
Certificates of payment on work progress (CRPAO) (ii)	117,173	117,209
Sub total	4,069,015	4,068,100
Accrued interest	87,357	87,357
Total investments at amortized cost	4,156,372	4,155,457
Provision for credit losses	(1,534)	(1,534)
Total investments at amortized cost, net	4,154,838	4,153,923

(i)	At December 31, 2019, said bonds have maturities between January 2020 and February 2042, accruing interest at an annual effective interest rate between 2.14 percent and 5.28 percent on bonds denominated in soles and between 0.45 percent and 2.53 percent annual on bonds issued in other currencies. (at December 31, 2018 have maturities between January 2019 and February 2042, accruing interest at an annual effective interest rate between 3.15 percent and 6.24 percent on bonds denominated in soles and between 1.22 percent and 5.56 percent on bonds in U.S. Dollars).

Likewise, Credicorp Management has determined that at December 31, 2018, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

At December 31, 2019, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/1,569.3 million (S/2,953.3 million at December 31, 2018), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

(ii)	At December 31, 2019 there are 153 certificates of Annual Recognition of Payment on Work Progress - CRPAO from Spanish acronym (185 CRPAOs at December 31, 2018), issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2020 and April 2026, accruing interest at an annual effective rate between 3.74 percent and 4.67 percent at December 31, 2019 (between January 2019 and April 2026, accruing interest at an annual effective rate between 4.72 percent and 6.02 percent at December 31, 2018).

On July 30, 2019, the Assets and Liabilities Committee (ALCO) approved the request to change the Atlantic Security Bank (ASB) business model to manage its investments according to its new balance sheet structure, which generated a reclassification of the entire investment portfolio classified as amortized cost to the investment portfolio at fair value with through other comprehensive income and then sell them and acquire new investments that adapt to the new investment portfolio strategy.

The value of the investments at amortized cost as of July 30, 2019 amounted to US$73,030.4 (in thousands) with a fluctuation amounting to US$2,117.5 (in thousands), with a market value of US$ 75,147.9 (in thousands) and finally an expected credit loss of US$82.4 (in thousands). The fluctuation and expected credit loss were recorded in other comprehensive income.

d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2019
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)
Up to 3 months	237,624	2,420,464	9,969
From 3 months to 1 year	269,199	6,694,486	908,271
From 1 to 3 years	472,215	2,155,053	42,440
From 3 to 5 years	289,393	2,961,767	690,289
More than 5 years	1,029,883	11,138,643	1,748,164
Without maturity	1,547,477	579,199	-
Total	3,845,791	25,949,612	3,399,133

	2018
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)
Up to 3 months	318,648	4,280,152	372,525
From 3 months to 1 year	197,829	5,842,026	208,812
From 1 to 3 years	485,333	2,145,494	1,094,660
From 3 to 5 years	152,083	1,722,051	273,343
More than 5 years	871,020	10,341,820	2,119,675
Without maturity	1,482,663	649,470	-
Total	3,507,576	24,981,013	4,069,015

7              LOANS, NET

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Direct loans -
Loans	91,481,200	86,898,040
Leasing receivables	5,978,421	6,322,477
Credit cards	8,479,355	7,847,038
Discounted notes	2,200,142	2,313,478
Factoring receivables	2,015,513	1,923,456
Advances and overdrafts in current account	162,149	255,027
Refinanced loans	1,186,167	1,281,360
Restructured loans	125	127
Total direct loans	111,503,072	106,841,003

Internal overdue loans and under legal collection loans	3,304,886	3,119,621
	114,807,958	109,960,624
Add (less) -
Accrued interest	870,410	865,168
Unearned interest	(68,689)	(66,402)
Total direct loans	115,609,679	110,759,390
Allowance for loan losses (c)	(5,123,962)	(4,952,392)
Total direct loans, net	110,485,717	105,806,998

b)	At December 31, 2019 and 2018, the composition of the gross credit balance is as follows:

	2019	2018
	S/(000)	S/(000)
Direct loans	114,807,958	109,960,624
Indirect loans, Note 21(a)	21,081,035	20,774,271
Banker’s acceptances outstanding	535,222	967,968
Total	136,424,215	131,702,863

The movement of gross balance of loan portfolio by stages is as follows for the periods of 2019 and 2018:

Stage 1
Loans by class	Balance at December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	74,210,068	(1,157,585)	(569,032)	1,511,304	13,724	1,608,096	370,433	-	(312,259)	163,499	75,838,248
Residential mortgage loans	16,049,110	(411,622)	(135,231)	315,586	12,980	2,108,051	2,633	-	(64,077)	25,598	17,903,028
Micro-business loans	12,236,140	(504,971)	(440,088)	491,781	12,896	1,973,561	(355,466)	-	(462)	368,932	13,782,323
Consumer loans	10,712,871	(624,147)	(307,297)	527,363	17,725	1,832,590	(17,600)	-	(9,896)	91,249	12,222,858
Total	113,208,189	(2,698,325)	(1,451,648)	2,846,034	57,325	7,522,298	-	-	(386,694)	649,278	119,746,457
Stage 2
Loans by class	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	7,530,106	(1,511,304)	(381,261)	1,157,585	8,894	(1,960,025)	54,299	-	(20,022)	4,767	4,883,039
Residential mortgage loans	762,549	(315,586)	(142,954)	411,622	4,840	59,553	155	-	(1,813)	336	778,702
Micro-business loans	1,965,061	(491,781)	(208,610)	504,971	6,320	95,835	(53,193)	-	(311)	21,305	1,839,597
Consumer loans	1,920,204	(527,363)	(166,708)	624,147	22,807	330,963	(1,261)	-	369	7,346	2,210,504
Total	12,177,920	(2,846,034)	(899,533)	2,698,325	42,861	(1,473,674)	-	-	(21,777)	33,754	9,711,842
Stage 3
Loans by class	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,398,900	(13,724)	(8,894)	569,032	381,261	(446,188)	(33,193)	(72,219)	(18,719)	15,161	3,771,417
Residential mortgage loans	959,033	(12,980)	(4,840)	135,231	142,954	(179,012)	-	(41,080)	(4,634)	319	994,991
Micro-business loans	1,257,956	(12,896)	(6,320)	440,088	208,610	(591,241)	32,745	(33,262)	(366)	55,544	1,350,858
Consumer loans	700,865	(17,725)	(22,807)	307,297	166,708	(296,338)	448	(5,220)	(481)	15,903	848,650
Total	6,316,754	(57,325)	(42,861)	1,451,648	899,533	(1,512,779)	-	(151,781)	(24,200)	86,927	6,965,916
Consolidated 3 Stages
Loans by class				Balance at December 31, 2018	Write-offs, net	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				85,139,074	(175,761)	(622,356)	391,539	(72,219)	(351,000)	183,427	84,492,704
Residential mortgage loans				17,770,692	(40,009)	2,028,601	2,788	(41,080)	(70,524)	26,253	19,676,721
Micro-business loans				15,459,157	(816,890)	2,295,045	(375,914)	(33,262)	(1,139)	445,781	16,972,778
Consumer loans				13,333,940	(790,797)	2,658,012	(18,413)	(5,220)	(10,008)	114,498	15,282,012
Total				131,702,863	(1,823,457)	6,359,302	-	(151,781)	(432,671)	769,959	136,424,215

Stage 1
	Balance at	Transfer to	Transfer to	Transfer from	Transfer from	New loans, liquidation	Transfers between	Sale of loan	Exchange differences	Balance at December
Loans by class	January 1rst, 2018	Stage 2	Stage 3	Stage 2	Stage 3	and write-offs, net	classes of loans	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	70,538,767	(2,216,860)	(187,558)	807,179	18,884	4,176,547	379,440	-	693,669	74,210,068
Residential mortgage loans	14,119,221	(416,937)	(159,561)	151,660	11,333	2,216,316	14,782	-	112,296	16,049,110
Micro-business loans	11,561,250	(612,647)	(325,773)	412,930	13,543	1,512,206	(360,158)	-	34,789	12,236,140
Consumer loans	9,333,443	(654,148)	(203,805)	453,760	21,458	1,766,378	(34,064)	-	29,849	10,712,871
Total	105,552,681	(3,900,592)	(876,697)	1,825,529	65,218	9,671,447	-	-	870,603	113,208,189

Stage 2
	Balance at	Transfer to	Transfer to	Transfer from	Transfer from	New loans, liquidation	Transfers between	Sale of loan	Exchange differences	Balance at December
Loans by class	January 1rst, 2018	Stage 2	Stage 3	Stage 2	Stage 3	and write-offs, net	classes of loans	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,549,605	(807,179)	(306,268)	2,216,860	16,587	2,764,890	45,734	-	49,877	7,530,106
Residential mortgage loans	569,685	(151,660)	(123,255)	416,937	6,586	942	240	-	43,074	762,549
Micro-business loans	1,986,325	(412,930)	(205,492)	612,647	8,582	20,395	(45,172)	-	706	1,965,061
Consumer loans	1,764,494	(453,760)	(199,903)	654,148	24,345	131,201	(802)	-	481	1,920,204
Total	7,870,109	(1,825,529)	(834,918)	3,900,592	56,100	2,917,428	-	-	94,138	12,177,920

Stage 3
	Balance at	Transfer to	Transfer to	Transfer from	Transfer from	New loans, liquidation	Transfers between	Sale of loan	Exchange differences	Balance at December
Loans by class	January 1rst, 2018	Stage 2	Stage 3	Stage 2	Stage 3	and write-offs, net	classes of loans	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,253,560	(18,884)	(16,587)	187,558	306,268	(258,918)	(33,127)	(57,956)	36,986	3,398,900
Residential mortgage loans	862,645	(11,333)	(6,586)	159,561	123,255	(128,110)	353	(49,908)	9,156	959,033
Micro-business loans	1,295,025	(13,543)	(8,582)	325,773	205,492	(509,009)	32,923	(75,916)	5,793	1,257,956
Consumer loans	832,487	(21,458)	(24,345)	203,805	199,903	(477,389)	(149)	(13,843)	1,854	700,865
Total	6,243,717	(65,218)	(56,100)	876,697	834,918	(1,373,426)	-	(197,623)	53,789	6,316,754

Consolidated 3 Stages
	Balance at			Transfers		Exchange	Balance at
	January	Write-offs,	New loans and	between classes	Sale of loan	differences and	December 31,
Loans by class	1rst, 2018	net	liquidation, net	of loans	portfolio	others	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	77,341,932	(115,040)	6,797,559	392,047	(57,956)	780,532	85,139,074
Residential mortgage loans	15,551,551	(11,671)	2,100,819	15,375	(49,908)	164,526	17,770,692
Micro-business loans	14,842,600	(666,506)	1,690,098	(372,407)	(75,916)	41,288	15,459,157
Consumer loans	11,930,424	(747,948)	2,168,138	(35,015)	(13,843)	32,184	13,333,940
Total	119,666,507	(1,541,165)	12,756,614	-	(197,623)	1,018,530	131,702,863

c)	At December 31, 2019 and 2018, the allowance for loan loss for direct and indirect loans was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan loss is shown below for direct and indirect loans:

Stage 1						New loans		Transfers
	Balance at			Transfer	Transfer	liquidation,	Changes in	between		Exchange	Acquisition	Balance at
	December 31,	Transfer to	Transfer to	from	from	and write-	PDs, LGDs,	classes of	Sale of loan	differences	of business,	December
Loans by class	2018	Stage 2	Stage 3	Stage 2	Stage 3	offs, net	EADs	loans	portfolio	and others	Note 2(a)	31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	311,767	(11,258)	(9,281)	41,033	9,492	36,768	10,982	4,886	-	(8,834)	3,130	388,685
Residential mortgage loans	31,479	(2,069)	(726)	7,857	6,178	6,850	(11,675)	134	-	(490)	547	38,085
Micro-business loans	342,519	(22,272)	(49,368)	57,319	9,631	(71,852)	149,468	(6,511)	-	(5,759)	22,467	425,642
Consumer loans	276,019	(18,691)	(80,991)	90,915	16,831	(97,213)	57,927	1,491	-	(176)	2,243	248,355
Total	961,784	(54,290)	(140,366)	197,124	42,132	(125,447)	206,702	-	-	(15,259)	28,387	1,100,767

Stage 2						New loans		Transfers
	Balance at			Transfer	Transfer	liquidation,	Changes in	between		Exchange	Acquisition	Balance at
	December 31,	Transfer to	Transfer to	from	from	and write-	PDs, LGDs,	classes of	Sale of loan	differences	of business,	December
Loans by class	2018	Stage 1	Stage 3	Stage 1	Stage 3	offs, net	EADs	loans	portfolio	and others	Note 2(a)	31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	151,999	(41,033)	(21,988)	11,258	6,102	(4,601)	62,277	994	-	(511)	1,638	166,135
Residential mortgage loans	22,404	(7,857)	(4,562)	2,069	2,434	2,780	8,409	42	-	(100)	65	25,684
Micro-business loans	263,593	(57,319)	(43,113)	22,272	5,576	(121,662)	172,546	(956)	-	63	8,960	249,960
Consumer loans	500,535	(90,915)	(43,031)	18,691	21,996	(153,370)	257,845	(80)	-	(19)	1,779	513,431
Total	938,531	(197,124)	(112,694)	54,290	36,108	(276,853)	501,077	-	-	(567)	12,442	955,210

Stage 3						New loans		Transfers
	Balance at			Transfer	Transfer	liquidation,	Changes in	between		Exchange	Acquisition	Balance at
	December 31,	Transfer to	Transfer to	from	from	and write-	PDs, LGDs,	classes of	Sale of loan	differences	of business,	December
Loans by class	2018	Stage 1	Stage 2	Stage 1	Stage 2	offs, net	EADs	loans	portfolio	and others	Note 2(a)	31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,355,363	(9,492)	(6,102)	9,281	21,988	(275,028)	301,493	(33,973)	(55,783)	(6,348)	13,828	1,315,227
Residential mortgage loans	470,286	(6,178)	(2,434)	726	4,562	(101,740)	146,860	-	(24,319)	(15,245)	193	472,711
Micro-business loans	979,292	(9,631)	(5,576)	49,368	43,113	(457,093)	327,884	32,878	(27,267)	(22,688)	50,605	960,885
Consumer loans	609,275	(16,831)	(21,996)	80,991	43,031	(255,086)	284,403	1,095	(3,943)	(30,628)	12,648	702,959
Total	3,414,216	(42,132)	(36,108)	140,366	112,694	(1,088,947)	1,060,640	-	(111,312)	(74,909)	77,274	3,451,782

Consolidated 3 Stages			Credit loss of the period
			New loans		Transfers
	Balance at		and	Changes in	between		Exchange	Acquisition	Balance at
	December	Write-offs,	liquidation,	PDs, LGDs,	classes of	Sale of loan	differences	of business,	December
Loans by class	31, 2018	net	net	EADs	loans	portfolio	and others	Note 2(a)	31, 2019 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,819,129	(181,520)	(61,341)	374,752	(28,093)	(55,783)	(15,693)	18,596	1,870,047
Residential mortgage loans	524,169	(42,920)	(49,190)	143,594	176	(24,319)	(15,835)	805	536,480
Micro-business loans	1,585,404	(816,886)	166,279	649,898	25,411	(27,267)	(28,384)	82,032	1,636,487
Consumer loans	1,385,829	(781,593)	275,924	600,175	2,506	(3,943)	(30,823)	16,670	1,464,745
Total	5,314,531	(1,822,919)	331,672	1,768,419	-	(111,312)	(90,735)	118,103	5,507,759

Stage 1
Loans by class	Restated balance at January 1, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	280,211	(13,311)	(6,647)	16,464	10,864	22,404	(5,007)	5,238	-	1,551	311,767
Residential mortgage loans	18,614	(1,716)	(817)	2,565	5,556	7,532	(1,114)	449	-	410	31,479
Micro-business loans	350,134	(27,116)	(17,238)	46,522	13,148	(110,425)	86,904	(5,634)	-	6,224	342,519
Consumer loans	356,938	(29,407)	(9,568)	91,969	19,765	(111,150)	(43,030)	(53)	-	555	276,019
Total	1,005,897	(71,550)	(34,270)	157,520	49,333	(191,639)	37,753	-	-	8,740	961,784

Stage 2
Loans by class	Restated balance at January 1, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	99,004	(16,464)	(20,602)	13,311	13,696	29,284	33,375	(254)	-	649	151,999
Residential mortgage loans	13,747	(2,565)	(2,945)	1,716	3,201	1,617	7,296	7	-	330	22,404
Micro-business loans	281,227	(46,522)	(43,715)	27,116	7,817	(134,037)	168,748	378	-	2,581	263,593
Consumer loans	507,726	(91,969)	(53,473)	29,407	22,834	(145,865)	231,922	(131)	-	84	500,535
Total	901,704	(157,520)	(120,735)	71,550	47,548	(249,001)	441,341	-	-	3,644	938,531

Stage 3
Loans by class	Restated balance at January 1, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,259,258	(10,864)	(13,696)	6,647	20,602	(64,741)	294,960	(34,932)	(48,442)	(53,429)	1,355,363
Residential mortgage loans	411,087	(5,556)	(3,201)	817	2,945	(56,676)	142,064	302	(32,089)	10,593	470,286
Micro-business loans	1,001,286	(13,148)	(7,817)	17,238	43,715	(327,426)	296,807	34,709	(67,682)	1,610	979,292
Consumer loans	684,728	(19,765)	(22,834)	9,568	53,473	(385,261)	294,521	(79)	(10,338)	5,262	609,275
Total	3,356,359	(49,333)	(47,548)	34,270	120,735	(834,104)	1,028,352	-	(158,551)	(35,964)	3,414,216

Consolidated 3 Stages					Credit loss of the period
Loans by class	Balance at December 31, 2017	Effect of adopting IFRS 9	Restated balance at January 1, 2018	Write-offs, net	New loans and liquidation, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2018 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,680,126	(41,653)	1,638,473	(115,366)	102,313	323,328	(29,948)	(48,442)	(51,229)	1,819,129
Residential mortgage loans	228,287	215,161	443,448	(11,764)	(35,763)	148,246	758	(32,089)	11,333	524,169
Micro-business loans	1,476,578	156,069	1,632,647	(695,445)	123,557	552,459	29,453	(67,682)	10,415	1,585,404
Consumer loans	1,558,017	(8,625)	1,549,392	(759,621)	117,345	483,413	(263)	(10,338)	5,901	1,385,829
Total	4,943,008	320,952	5,263,960	(1,582,196)	307,452	1,507,446	-	(158,551)	(23,580)	5,314,531

(*)       The movement in the allowance for loan losses of the period 2019 includes the allowance for direct and indirect loans for approximately S/5,124.0 million and S/383.8 million, respectively (approximately S/4,952.4 million and S/362.1 million, respectively, at December 31, 2018). The expected loan loss for indirect loan is included in “Other liabilities” of the consolidated statement of financial position, Note 13(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2019 and 2018 has been established in accordance with IFRS 9 and is sufficient to cover incurred losses on the loan portfolio.

As of December 31, 2017, the allowance for loan losses for direct and indirect loans was determined under incurred credit losses model as established in the IAS 39. The movement in the allowance for loan losses is shown below for direct and indirect loans:

Loans by class	Balance as of December 31, 2016	Allowance for loan losses	Loan portfolio written-off	Exchange differences and others	Balance as of December 31, 2017 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,235,970	737,929	(217,160)	(76,613)	1,680,126
Residential mortgage loans	193,385	50,663	(10,662)	(5,099)	228,287
Micro-business loans	1,353,168	576,931	(437,594)	(15,927)	1,476,578
Consumer loans	1,634,169	691,955	(760,785)	(7,322)	1,558,017
Total	4,416,692	2,057,478	(1,426,201)	(104,961)	4,943,008

(*)	The movement in the allowance for loan losses for 2017 included the allowance for direct and indirect loans for approximately S/4,500.5 million and S/442.5 million, respectively. In Management’s opinion, the allowance for loan losses recorded as of December 31, 2017 was established in accordance with IAS 39 and was sufficient to cover incurred losses on the loan portfolio.

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio at December 31, 2019 and 2018 by maturity based on the remaining period to the payment due date:

	2019	2018
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	53,306,936	49,219,931
From 1 to 3 years	24,586,441	25,763,021
From 3 to 5 years	9,615,514	10,300,621
More than 5 years	23,994,181	21,557,430
	111,503,072	106,841,003
Internal overdue loans -
Overdue 90 days	692,161	635,893
Over 90 days	2,612,725	2,483,728
	3,304,886	3,119,621

Total	114,807,958	109,960,624

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

The profit resulting from these assets is shown in “Net premiums earned” in the consolidated statement of income. The composition of the generated returns is presented below:

	2019	2018
	S/(000)	S/(000)
Net profit on sale of financial investments	21,879	25,342
Changes in the fair value of financial assets	58,351	(90,467)
Dividends, interests and others	13,434	11,190
Total	93,664	(53,935)

The offsetting of this effect is included in the technical reserve adjustment, which is part of the item “Net premiums earned” of the consolidated statement of income, see Note 25.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2019 and 2018, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/838.7 million and S/887.3 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Balances at the beginning of the period	842,043	715,695	454,187
Reported claims of premiums ceded, Note 26	321,375	367,969	483,387
Reserve risk in progress of premiums ceded, Note 25(a)(**)	(14,935)	34,709	21,192
Premiums assumed	668	5,882	2,341
Settled claims of premiums ceded by reinsurance contracts	(226,769)	(238,936)	(231,298)
Collections and others, net	(130,678)	(43,276)	(14,114)
Balances at the end of the period	791,704	842,043	715,695

Accounts receivable as of December 31, 2019 and 2018, include S/201.0 million and S/152.9 million, respectively, which correspond to the assigned portion of technical reserves for premiums ceded to the reinsurers.

Accounts Payable:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Balances at the beginning of the period	291,693	235,185	233,892
Premiums ceded for automatic contracts (mainly excess of loss), Note 25(a)(**)	254,839	243,427	257,617
Premiums ceded to reinsurers in facultative contracts, Note 25(a)(**)	289,386	288,928	263,378
Coinsurance granted	4,332	11,433	5,925
Payments and other, net	(623,516)	(487,280)	(525,627)
Balances at the end of the period	216,734	291,693	235,185

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2019, 2018, and 2017 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	411,110	1,162,377	611,568	521,521	632,214	155,417	79,373	3,573,580	3,504,226	3,409,369
Additions	2,259	3,758	13,493	29,213	23,094	486	62,473	134,776	181,459	143,851
Acquisition of business, Note 2(a)	505	2,550	-	14,407	12,121	310	-	29,893	-	-
Transfers	-	2,154	39,114	5,549	5,687	141	(52,645)	-	-	-
Disposals and others	(12,321)	(14,587)	(10,447)	(90,942)	(37,913)	(39,729)	(19,833)	(225,772)	(112,105)	(48,994)
Balance as of December 31	401,553	1,156,252	653,728	479,748	635,203	116,625	69,368	3,512,477	3,573,580	3,504,226

Accumulated depreciation -
Balance as of January 1	-	632,261	457,104	353,458	536,322	113,733	-	2,092,878	1,994,734	1,857,666
Depreciation of the year	-	31,065	28,627	33,210	42,378	10,786	-	146,066	170,138	178,895
Acquisition of business, Note 2(a)	-	56	-	9,678	9,424	141	-	19,299	-	-
Disposals and others	-	(5,692)	(7,437)	(88,326)	(36,101)	(36,383)	-	(173,939)	(71,994)	(41,827)
Balance as of December 31	-	657,690	478,294	308,020	552,023	88,277	-	2,084,304	2,092,878	1,994,734

Net carrying amount	401,553	498,562	175,434	171,728	83,180	28,348	69,368	1,428,173	1,480,702	1,509,492

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During the year 2019, the Bank has made disbursements mainly related to the remodeling of its headquarters in La Molina and integral remodeling to the Sucursal Cusco. During 2018, the Bank has carried out operations related to the purchase of computer equipment, furniture and services, as well as the remodeling of its headquarters in La Molina, as part of its annual infrastructure investin.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2019, 2018 and 2017 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2019, 2018 and 2017 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	403,607	258,928	95,527	21,100	2,173,302	427,028	26,841	3,406,333	3,090,365	2,789,435
Additions	-	-	-	-	101,503	270,454	-	371,957	419,789	271,722
Acquisition of business, Note 2(a)	18,462	1,164	4,298	-	79,165	-	23,039	126,128	-	-
Transfers	-	-	-	-	357,432	(357,432)	-	-	-	-
Disposals and others	(43,173)	(66,845)	(5,682)	-	(6,841)	23,297	(185)	(99,429)	(103,821)	29,208
Balances at December 31	378,896	193,247	94,143	21,100	2,704,561	363,347	49,695	3,804,989	3,406,333	3,090,365

Accumulated amortization -
Balance at January 1	257,580	120,425	7,072	16,703	1,513,340	-	26,841	1,941,961	1,747,475	1,464,894
Amortization of the year	27,229	7,041	4,396	3,516	266,338	-	446	308,966	258,984	241,080
Acquisition of business, Note 2(a)	-	-	-	-	3,104	-	-	3,104	-	-
Disposals and others	(40,858)	(66,823)	973	-	(8,599)	-	-	(115,307)	(64,498)	41,501
Balance at December 31	243,951	60,643	12,441	20,219	1,774,183	-	27,287	2,138,724	1,941,961	1,747,475

Net carrying amount	134,945	132,604	81,702	881	930,378	363,347	22,408	1,666,265	1,464,372	1,342,890

During the year 2019, the Group has made disbursements mainly related with the implementation and development of various IT projects such as DataLake, Holístico, SpotLigth, DWH, Operating Model, Client 360, Connex, Mainframe, Kalignite NDC, Small and medium businesses (PYME, from spanish acronym) Loans Online, Information Cube and others (Business Integration, DWH - Modelo Lineal I15, Credit Card, Customer Identity and Access Management, DWH - Operative Model, Yape and others during the year 2018).

Also, during the year 2019, the activation of various intangibles in progress was carried out, mainly the DataLake system for a total cost of US$19.7 million, equivalent to S/64.9 million. This system manages the Bank's customer database and provides various financial reports.

(i)    Client relationships -

This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Prima AFP - AFP Unión Vida	82,322	94,670
Credicorp Capital Holding Chile - Inversiones IMT	19,333	22,776
Mibanco	15,036	27,065
Ultraserfinco	13,400	-
Culqi	2,550	-
Tenpo	2,304	-
Mibanco - Edyficar Perú	-	1,516
Net carrying amount	134,945	146,027

(ii)	Brand name -

This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Mibanco	131,440	138,268
Culqi	1,164	-
Credicorp Capital Holding Chile - Inversiones IMT	-	235
Net carrying amount	132,604	138,503

(iii)	Fund management contract -

This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Credicorp Capital Colombia	42,352	47,886
Credicorp Capital Holding Chile - Inversiones IMT	34,997	40,569
Ultrasefinco S.A.	4,353	-
Net carrying amount	81,702	88,455

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2019	2018
	S/(000)	S/(000)
Mibanco - Edyficar Perú	273,694	273,694
Banco Compartir S.A.	212,085	-
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	72,134	74,391
Banco de Crédito del Perú	52,359	52,359
Ultraserfinco S.A.	45,339	-
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Tenpo SpA	23,051	-
Multicaja Prepago S.A.	12,943	-
Compañía Incubadora de Soluciones Móviles S.A.	3,518	-
Crediseguro Seguros Personales	96	96
Net carrying amount	886,009	591,330

The recoverable amount of all of the CGUs has been determined based on the calculations of the fair value less selling costs, which is the present value of the discounted cash flows determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance from Credicorp Holding Colombia (due to the acquisition of Credicorp Capital Colombia S.A, Banco Compartir S.A. and Ultraserfinco S.A.) and Krealo SpA (due to the acquisition of Tenpo SpA and Multicaja Prepago S.A.) are affected by the volatility effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd and subsidiaries.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2019 and 2018:

	At December 31, 2019
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	12.35
Prima AFP - AFP Unión Vida	1.00	11.63
Credicorp Capital Colombia	3.80	12.62
Banco de Crédito del Perú	5.00	11.19
Pacífico Seguros (*)	5.00	10.72 and 12.00
Atlantic Security Holding Corporation	2.00	11.41

	At December 31, 2018
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	14.18
Prima AFP - AFP Unión Vida	1.00	10.73
Credicorp Capital Colombia	3.80	14.65
Banco de Crédito del Perú	5.00	11.15
Pacífico Seguros (*)	5.00	12.05 and 14.00
Atlantic Security Holding Corporation	2.00	10.07

(*)	As of December 31, 2019 and 2018, corresponds to the discount rates used to determine the recoverable value for the general and life insurance business lines cash flows.

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on historic performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the specific risks to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market specific risk premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

During the year 2019, the Group did not recorded any impairment loss. During the year 2018, the Group recorded a gross impairment loss amounting to S/38.2 million, as a result of the assessment of the recoverable amount of the CGU “Inversiones IMT”, decreasing in relation to prior years due to the lower revenues generated compared to those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform presented in Chile.

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2019 and 2018, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	RIGHT-OF-USE ASSETS AND LEASE LIABILITES

a)	Right-of-use

The Group has lease agreements according to the following composition:

	2019
	Property: Agencies and offices	Servers and technology platforms	Spaces for ATM	Transport units	Other leases	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -	819,046	168,371	25,146	3,006	7,394	1,022,963
Balance at December 31	819,046	168,371	25,146	3,006	7,394	1,022,963

Accumulated depreciation -
Balance at January 1, 2019	-	-	-	-	-	-
Depreciation of the period	125,462	39,891	7,900	400	3,654	177,307
Acquisition of business and others	5,299	700	-	571	-	6,570
Balance at December 31	130,761	40,591	7,900	971	3,654	183,877

Net carrying amount	688,285	127,780	17,246	2,035	3,740	839,086

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

13	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Other assets - Financial instruments:
Receivables	1,590,472	1,948,849
Derivatives receivable (b)	1,092,107	766,317
Operations in process (c)	110,389	357,611
	2,792,968	3,072,777

Non-financial instruments:
Deferred fees (g)	1,056,656	340,564
Investment in associates (d)	628,822	582,132
Investment properties, net (e)	450,929	440,234
Income tax prepayments, net	191,502	389,029
Adjudicated assets, net	143,349	133,112
Improvements in leased premises	112,385	114,685
VAT (IGV) tax credit	75,605	37,771
Others	6,254	12,732
	2,665,502	2,050,259
Total	5,458,470	5,123,036

	2019	2018
	S/(000)	S/(000)
Other liabilities - Financial instruments:
Accounts payable	1,981,873	1,540,057
Derivatives payable (b)	1,040,282	715,804
Salaries and other personnel expenses	760,140	717,820
Allowance for indirect loan losses, Note 7(c)	383,797	362,139
Operations in process (c)	80,734	358,498
	4,246,826	3,694,318
Non-financial instruments:
Taxes	644,802	677,229
Provision for sundry risks (f)	359,853	342,350
Others	229,807	227,636
	1,234,462	1,247,215
Total	5,481,288	4,941,533

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows at December 31, 2019 and 2018 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

			2019				2018				2019 and 2018
	Note		Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
			S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Derivatives held for trading (i) -
Foreign currency forwards			306,148	246,960	27,422,634	January 2020 / October 2022	124,124	101,548	17,557,683	January 2019 / September 2020	-
Interest rate swaps			268,633	350,938	26,268,071	January 2020 / December 2031	141,731	148,119	21,890,962	January 2019 / December 2031	-
Currency swaps			411,656	366,545	8,177,179	January 2020 / January 2033	354,432	401,856	9,999,343	January 2019 / January 2033	-
Foreign exchange options			6,489	6,089	1,565,083	January 2020 / December 2020	1,281	728	306,321	January 2019 / November 2020	-
Futures			10	139	16,901	March 2020	564	2,658	241,507	March 2019	-
			992,936	970,671	63,449,868		622,132	654,909	49,995,816
Derivatives held as hedges Cash flow hedges (ii) -
Interest rate swaps (IRS)	15	(b)(v)	102	1,111	662,800	May 2020 / November 2020	4,364	123	1,180,550	January 2019 / August 2019	Debt to banks
Interest rate swaps (IRS)	15	(b)(iii)	-	1,046	629,660	May 2020 / June 2020	3,445	67	843,250	February 2019 / November 2019	Debt to banks
Interest rate swaps (IRS)	15	(b)(ii)	55	714	984,258	February 2020 / November 2020	312	-	337,300	May 2019	Debt to banks
Interest rate swaps (IRS)	15	(b)(i)	315	839	994,200	May 2020 / August 2020	209	233	505,950	May 2019 / October 2019	Debt to banks
Interest rate swaps (IRS)	15	(b)(vi)	114	-	331,400	August 2020	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	15	(b)(iv)	-	447	331,400	June 2020	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	15	(b)(vii)	-	-	-	-	-	151	337,300	July 2019	Debt to banks
Interest rate swaps (IRS)	5	(c)(v)	-	-	-	-	3,417	-	505,950	March 2019 / December 2019	Repurchase agreements
Interest rate swaps (IRS)	17	(a)(iv)	-	2,555	231,980	March 2021	-	-	-	-	Bonds issued
Cross currency swaps (CCS)	5	(c)(ii)	30,741	-	231,980	August 2020	35,229	-	236,110	August 2020	Repurchase agreements
Cross currency swaps (CCS)	5	(c)(iii)	-	30,352	149,130	August 2026	-	11,939	151,785	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5	(c)(iv)	-	12,236	82,850	August 2026	-	1,741	84,325	August 2026	Repurchase agreements
Cross currency swaps (CCS)	6	(b)(i)	20,803	1,167	107,425	May 2021 / September 2024	21,424	1,867	136,119	February 2021 / September 2024	Investments (*)
Cross currency swaps (CCS)	6	(b)(iii)	-	-	-	-	-	4,249	77,822	March 2019	Investments (*)
Cross currency swaps (CCS)	15	(b)(iv)	7,624	-	331,400	January 2020	16,132	-	337,300	January 2020	Debt to banks
Cross currency swaps (CCS)	17	(a)(vi)	-	-	-	-	-	35,658	1,011,900	October 2019	Bonds issued
Cross currency swaps (CCS)	17	(a)(i)	-	8,197	165,700	January 2025	-	-	-	-	Bonds issued
Cross currency swaps (CCS)	17	(a)(v)	-	2,823	152,545	August 2021	-	-	-	-	Bonds issued
Cross currency swaps (CCS) and Interest rate swaps (IRS)	5	(c)(i)	39,417	-	265,120	August 2020	47,959	-	269,840	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	6	(b)	-	8,124	618,790	June 2021 / May 2023	11,694	4,867	923,912	July 2019 / July 2025	Investments (*)
			99,171	69,611	6,270,638		144,185	60,895	6,939,413
			1,092,107	1,040,282	69,720,506		766,317	715,804	56,935,229

(*) Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2019 and 2018.

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:
	At December 31, 2019						At December 31, 2018
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	199,070	104,265	2,813	-	-	306,148	71,976	47,081	5,067	-	-	124,124
Interest rate swaps	3,716	8,409	38,569	8,067	209,872	268,633	4,075	7,441	22,888	22,286	85,041	141,731
Currency swaps	7,124	101,368	102,703	67,826	132,635	411,656	6,316	24,183	142,696	130,594	50,643	354,432
Foreign exchange options	1,844	4,645	-	-	-	6,489	763	380	138	-	-	1,281
Futures	10	-	-	-	-	10	564	-	-	-	-	564
Total assets	211,764	218,687	144,085	75,893	342,507	992,936	83,694	79,085	170,789	152,880	135,684	622,132

	At December 31, 2019						At December 31, 2018
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	154,424	89,739	2,797	-	-	246,960	61,801	37,501	2,246	-	-	101,548
Interest rate swaps	7,705	13,837	46,840	18,477	264,079	350,938	11,265	16,586	19,458	19,459	81,351	148,119
Currency swaps	41,729	92,917	79,844	50,663	101,392	366,545	22,163	34,896	187,581	87,496	69,720	401,856
Foreign exchange options	836	5,253	-	-	-	6,089	282	310	136	-	-	728
Futures	139	-	-	-	-	139	2,658	-	-	-	-	2,658
Total liabilities	204,833	201,746	129,481	69,140	365,471	970,671	98,169	89,293	209,421	106,955	151,071	654,909

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	At December 31, 2019					At December 31, 2018
	Up to 1	From 1 to 3	From 3 to 5	Over 5		Up to 1	From 1 to 3	From 3 to 5	Over 5
	year	years	years	years	Total	year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	5,081,355	301,865	84,786	254,968	5,722,974	4,873,965	1,197,478	27,734	281,061	6,380,238
Cash outflows (liabilities)	(4,693,775)	(330,220)	(91,678)	(355,702)	(5,471,375)	(4,913,876)	(1,101,309)	(37,660)	(249,925)	(6,302,770)
Consolidated statement of income	(8,949)	(4,367)	(487)	(18,139)	(31,942)	(4,948)	1,145	(523)	(3,430)	(7,756)

At December 31, 2019, the accumulated balance of net unrealized loss from cash flow hedges, which is included as other comprehensive income in “Cash flow hedge reserves” results from the current hedges, which have an unrealized profit of approximately S/0.1 million and from the revoked hedges, which have an unrealized profit of approximately S/3.8 million (unrealized loss of approximately S/7.8 million from current hedges and unrealized profit for S/4.6 million from revoked hedges, at December 31, 2018), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is presented in Note 18(c).

c)      Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

d)	Credicorp’s principal associate is Entidad Prestadora de Salud (EPS), whose balance amounts to S/571.9 million and S/537.2 million at December 31, 2019 and 2018, respectively.

e)	Investment properties -

The movement of investment properties is as follows:

	2019			2018
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	239,225	245,557	484,782	498,625
Additions (i)	23,931	9,390	33,321	49,519
Sales (ii)	(9,362)	(17,413)	(26,775)	(16,165)
Disposals and others	(753)	791	38	(47,197)
Balance at December 31	253,041	238,325	491,366	484,782

Accumulated depreciation
Balance at January 1	-	43,488	43,488	39,770
Depreciation for the year	-	6,727	6,727	7,405
Sales (ii)	-	(11,435)	(11,435)	(3,154)
Disposals and others	-	247	247	(533)
Balance at December 31	-	39,027	39,027	43,488

Impairment losses (iii)	689	721	1,410	1,060

Net carrying amount	252,352	198,577	450,929	440,234

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	In 2019, the most important additions corresponded to the acquisition of 13th floor of Panorama Building located in the district of Santiago de Surco for approximately S/10.1 million (S/1.3 million for land and S/8.8 million for building) and land located in the district of San Martín de Porres for approximately S/8.7 million.

In 2018, the most important additions corresponded to the acquisition of two properties, one in the district of Lurín for approximately S/21.9 million and another in Chinchón Gallery for S/3.9 million. Also, the 15th floor of Panorama Building was acquired for S/10.0 million and two plots of land in the department of Trujillo for a total of S/9.5 million.

(ii)	The amount for the sales of 2019, is mainly made up of the sale of a property located in Camino Real 348, San Isidro, whose sale value was S/27.5 million (cost of disposal of the property amounted to S/6.3 million); and a property located in Manuel Maria Izaga Street, located in the province of Chiclayo, whose value was S/3.4 million (net cost of the property amounted to S/4.2 millions).

The balance of sales for the year 2018, mainly comprises of the disposal of a property located at Av. Santa Cruz, whose sale value was S/12.6 million (cost of the disposal of the property amounted to S/5.0 million). Likewise, land located at Av. Reducto and Av. Salaverry were sold for approximately S/10.1 million and S/2.9 million, whose disposal costs were S/6.5 million and S/2.0 million, respectively.

(iii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount, with the exception of a property located in the city of Ica, for which an impairment of S/0.3 million was recorded during 2019 (S/1.1 million during the period of 2018).

As of December 31, 2019, and 2018, the market value of the property amounts to approximately S/937.8 million and S/805.2 million, respectively; which was determined through a valuation made by an independent appraiser.

f)	The movement of the provision for sundry risks for the years ended December 31, 2019, 2018 and 2017 was as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Balance at the beginning of the year	342,350	275,841	296,339
Provision, Note 29	27,272	42,236	29,023
Increase (decrease), net	(9,769)	24,273	(49,521)
Balances at the end of the year	359,853	342,350	275,841

Because of the nature of its business, the Group has various pending lawsuits, which provisions are recorded when, in Management's and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

g)	The balance corresponds mainly to the payment in favor of Latam Airlines Group S.A. Sucursal Perú for US$202.0 million (equivalent in soles to S/669.4 million) on account of Latam Pass Miles that the Bank must acquire from January 2020.

14	DEPOSITS AND OBLIGATIONS

a)  This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Demand deposits	34,213,188	32,515,163
Time deposits (c)	32,853,576	30,426,744
Saving deposits	35,179,770	32,593,979
Severance indemnity deposits	7,897,199	7,571,375
Bank’s negotiable certificates	1,180,461	876,863
Total	111,324,194	103,984,124
Interest payable	681,191	567,186
Total	112,005,385	104,551,310

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2019	2018
	S/(000)	S/(000)
Non-interest-bearing -
In Peru	31,155,442	29,552,904
In other countries	2,674,724	2,696,702
	33,830,166	32,249,606

Interest-bearing -
In Peru	68,899,966	63,938,399
In other countries	8,594,062	7,796,119
	77,494,028	71,734,518

Total	111,324,194	103,984,124

c)	The balance of time deposits classified by maturity is as follows:

	2019	2018
	S/(000)	S/(000)
Up to 3 months	14,674,773	14,771,836
From 3 months to 1 year	8,975,269	8,177,435
From 1 to 3 years	6,096,891	4,506,612
From 3 to 5 years	819,446	846,696
More than 5 years	2,287,197	2,124,165
Total	32,853,576	30,426,744

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2019 and 2018.

At December 31, 2019 and 2018, of the total balance of deposits and obligations, approximately S/35,511.9 million and S/33,571.8 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/100,661 and S/100,864, respectively.

15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
International funds and others (b)	5,654,014	5,460,725
Promotional credit lines (c)	2,938,981	2,389,086
Inter-bank funds	205,000	547,300
	8,797,995	8,397,111
Interest payable	43,737	51,029
Total	8,841,732	8,448,140

b)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Bank of America, N.A. (i)	994,200	505,950
Sumitomo Mitsui Banking Corporation (ii)	984,258	337,300
Wells Fargo Bank, N.A. (iii)	730,074	843,250
Corporación Andina de Fomento - CAF (iv)	662,800	674,600
Citibank N.A. (v)	662,800	1,180,550
Corporación Financiera de Desarrollo (COFIDE)	406,710	340,572
Bank of New York Mellon (vi)	331,400	-
Caja Municipal de Ahorro y Crédito de Arequipa S.A.	140,000	-
Scotiabank Perú S.A.A.	100,000	100,000
International Finance Corporation (IFC)	91,558	183,391
Standard Chartered Bank (vii)	86,827	404,760
Banco BBVA Perú	85,000	82,850
Banco Internacional del Perú S.A.A. (Interbank)	50,000	-
Banco Consorcio	34,627	79,526
Deutsche Bank	-	337,300
Wachovia Bank N.A.	-	84,325
Banco de la Nación	-	75,000
Others less than S/51.0 million	293,760	231,351
Total	5,654,014	5,460,725

At December 31, 2019, the loans have maturities between January 2020 and March 2032 (between January 2019 and March 2032, at December 31, 2018) and accrue interest at rates that fluctuate between 3.17 percent and 8.67 percent (between 1.00 percent and 8.67 percent, at December 31, 2018).

(i)	At December 31, 2019, the balance corresponds to four variable rate loans obtained between May and November 2019 for a total of US$ 300.0 million, equivalent to S/994.2 million (three loans obtained between May and October 2018 fo1r a total of US$150.0 million, equivalent to S/506.0 million, at December 31, 2018) which amounts are hedged by four IRS (three IRS at December 31, 2018) for a notional amount equal to the principal and maturity, see Note 13(b). By means of IRS these loans were economically converted to a fix rate.

The loans that were in effect at December 31, 2018 for US$150.0 millions matured during the year of 2019.

(ii)	At December 31, 2019, the balance corresponds to three variable rate loans obtained between May and November 2019 for a total of US$297.0 million, equivalent to S/984.3 million (a loan obtained in May 2018 for US$100.0 million, equivalent to S/337.3 million at December 31, 2018); the amounts of which are hedged by four IRS (an IRS at December 31, 2018) for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of the IRS, said loans were economically converted to a fixed rate.

The loan that was in effect at December 31, 2018 of US$100.0 million matured during the year of 2019.

(iii)	At December 31, 2019, balance comprises four variable rate loans obtained between May and July of 2019 for a total of US$190.0 million, equivalent to S/629.7 million (three loans obtained between October 2017 and October 2018 for a total amount of US$250.0 million, equivalent to S/843.3 million, at December 31, 2018), whose amounts are hedged by four IRS (three IRS at December 31, 2018) for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of these IRS, said loans were economically converted to a fixed rate.

The loans that were in effect at December 31, 2018 for US$250.0 million matured during the year of 2019.

(iv)	At December 31, 2019, the balance comprises a variable rate loan in U.S. Dollars obtained in June 2019 for US$100.0 million, equivalent to S/331.4 million, the amount of which was hedged by a IRS for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of this IRS this loan was economically converted to a fixed rate.

Likewise, at December 31, 2019, its included a variable rate loan in U.S. Dollars obtained in December 2017 for a total of US$100.0 million, equivalent to S/331.4 million (US$ 100.0 million, equivalent to S/ 337.3 million, at December 31, 2018) the amount of which was hedged by two CCS for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of these CCS, said loan was economically converted to a fixed rate.

(v)	At December 31, 2019, the balance corresponds to a three variable rate loan obtained between May and November 2019 for US$ 200.0 million, equivalent to S/ 662.8 million (four loans obtained between July 2017 and October 2018 for a total amount of US$ 350.0 million, equivalent to S/ 1,180.6 million at December 31, 2018); the amounts of which were hedged by three IRS (four IRS at December 31, 2018) for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of this IRS, said loans were economically converted to a fixed rate.

The loans that were in effect at December 31, 2018 of US$350.0 million matured during the year of 2019.

(vi)	At December 31, 2019, the balance corresponded to a variable rate loan in U.S. Dollars obtained in August 2019 for US$100.0 million, equivalent to S/331.4 million, the amount of which was hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of the IRS, said loan was economically converted to a fixed rate.

(vii)	At December 31, 2018, the balance included a variable rate loan obtained in October 2018 for US$ 100.0 million, equivalent to S/337.3 million, the amount of which was hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 13(b). By means of these IRS, said loan was economically converted to a fixed rate.

The said loan matured in May 2019.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2020 and July 2029 and bear annual interest rates varying 4.20 percent and 7.60 percent at December 31, 2019 (between January 2019 and July 2024 and with annual interest rates ranging between 4.20 percent and 7.75 percent at December 31, 2018). These credit lines are secured by a loan portfolio totaling S/2,939.0 million and S/2,389.1 million, at December 31, 2019 and December 31, 2018, respectively.

d)	The following table presents the maturities of due to banks and correspondents at December 31, 2019 and 2018 based on the period remaining to maturity:

	2019	2018
	S/(000)	S/(000)
Up to 3 months	2,062,121	1,917,829
From 3 months to 1 year	3,693,328	3,347,134
From 1 to 3 years	559,511	1,030,310
From 3 to 5 years	614,265	406,895
More than 5 years	1,868,770	1,694,943
Total	8,797,995	8,397,111

e)	At December 31, 2019 and 2018, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/8,593.0 million and S/7,849.8 million, respectively.

f)	Certain debts to banks and correspondents include standard covenants addressing observance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and have been complied with at the date of the consolidated financial statements.

16	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2019
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	908,362	7,548,684	8,457,046
General insurance	590,588	651,129	1,241,717
Health insurance	77,278	174,192	251,470
Total	1,576,228	8,374,005	9,950,233

	2018
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	732,868	6,329,512	7,062,380
General insurance	562,430	593,938	1,156,368
Health insurance	71,372	162,551	233,923
Total	1,366,670	7,086,001	8,452,671

(*)	At December 31, 2019, the life insurance technical reserves include the mathematical reserves of income amounting to S/5,961.0 million (S/ 4,073.3 million at December 31, 2018).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims to be paid by reinsurers and co-insurers represents ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See Note 9(b).

At December 31, 2019, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/393.4 million, S/24.3 million and S/63.5 million, respectively (S/314.5 million, S/16.7 million and S/50.2 million, respectively, at December 31, 2018).

At December 31, 2019 and in previous years, the differences between the estimates for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2019 and 2018.

Technical reserves include reserves for obligations for future benefits under insurance of life and personal accidents in force; and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods of related coverage.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2019 and 2018:

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	732,868	562,430	71,372	1,366,670
Gross claims, Note 26	1,001,671	547,201	326,980	1,875,852
Payments	(822,644)	(510,678)	(321,085)	(1,654,407)
Exchange difference	(3,533)	(8,365)	11	(11,887)
Ending balance	908,362	590,588	77,278	1,576,228

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	626,871	484,608	69,373	1,180,852
Gross claims, Note 26	737,982	562,440	307,182	1,607,604
Payments	(635,345)	(505,069)	(305,257)	(1,445,671)
Exchange difference	3,360	20,451	74	23,885
Ending balance	732,868	562,430	71,372	1,366,670

c)	Technical reserves occurred during the years 2019 and 2018:

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	6,329,512	593,938	162,551	7,086,001
Time course expenses and others	67,989	(3,891)	-	64,098
Unearned premium and other technical reserves variation, net	(61,834)	62,862	11,685	12,713
Insurance subscriptions	604,262	8,692	-	612,954
Adjustment by application of market rates	666,556	-	-	666,556
Exchange difference and others	(57,801)	(10,472)	(44)	(68,317)
Ending balance	7,548,684	651,129	174,192	8,374,005

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	5,599,777	513,826	149,305	6,262,908
Time course expenses and others	(117,965)	-	-	(117,965)
Unearned premium and other technical reserves variation, net	1,901	64,302	13,146	79,349
Insurance subscriptions	724,458	-	-	724,458
Exchange difference and others	121,341	15,810	100	137,251
Ending balance	6,329,512	593,938	162,551	7,086,001

At December 31, 2019 and 2018 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used to estimate of retirement, disability and survival annuities and individual life (including Investment link insurance contracts) reserves, as of those dates, are as follows:

	At December 31, 2019		At December 31, 2018
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Between 3.81% - 7.99% / Between 2.50% - 5.25%	SPP-S-2017 and SPP-I- 2017	Between 3.81% - 7.99% / Between 2.50% - 5.25%
Pension insurance – Temporary Regime / SCTR (*)	B-85 and MI-85	3.00% soles VAC	B-85 and MI-85	3.00% soles VAC
Pension insurance – Definitive Regime	B-85 and MI-85	2.41% soles VAC / 4.26% nominal dollars	B-85 and MI-85	2.96% soles VAC / 4.40% nominal dollars
Pension insurance – Definitive Regime / SCTR	B-85 adjusted and MI-85	Between 2.41%, 3.00%, soles VAC / 4.26% nominal dollars / 5.67% soles adjusted / 4.26% dollars adjusted	B-85 adjusted and MI-85	Between 3.00%, 2.96% soles VAC / 4.40% nominal dollars / 5.82% soles adjusted / 4.40% dollars adjusted
Pension insurance – Temporary Regime /SCTR (Longevity)	SPP-S-2017- and SPP-I-2017	3.816% soles VAC/Between 0.94% -2.83% soles VAC/ 3.771% soles VAC	SPP-S-2017- and SPP-I-2017	Between 3.7910%, 3.915% soles VAC
Individual life	CSO 80 adjusted	Between 4.00% - 5.00%	CSO 80 adjusted	Between 4.00% - 5.00%

(*)       Complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2019 and 2018, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	At December 31, 2019			At December 31, 2018
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
			%			%
Portfolio in S/ - Base amount	3,896,211	-	-	3,163,166	-	-
Changes in interest rates: + 100 bps	3,575,717	(320,494)	(8.23)	2,869,164	(294,001)	(9.29)
Changes in interest rates: - 100 bps	4,285,955	389,743	10.00	3,520,992	357,827	11.31
Changes in Mortality tables to 105%	3,872,104	(24,107)	(0.62)	3,141,047	(22,118)	(0.70)
Changes in Mortality tables to 95%	3,922,178	25,967	0.67	3,186,369	23,203	0.73

Portfolio in US$ - Base amount	614,766	-	-	518,160	-	-
Changes in interest rates: + 100 bps	568,767	(45,999)	(7.48)	473,054	(45,106)	(8.70)
Changes in interest rates: - 100 bps	669,412	54,646	8.89	571,943	53,783	10.38
Changes in Mortality tables to 105%	609,349	(5,417)	(0.88)	512,875	(5,285)	(1.02)
Changes in Mortality tables to 95%	620,430	5,664	0.92	523,707	5,547	1.07

17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			At December 31, 2019			At December 31, 2018
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)
Senior notes - BCP (i)	Between 2.70 to 5.38	Semi-annual	September 2020 / January 2025	US$1,074,628	3,464,199	September 2020	US$800,000	2,671,647
Senior notes - BCP (ii)	4.25	Semi-annual	April 2023	US$716,301	2,318,975	April 2023	US$716,301	2,348,651
Senior notes - BCP (iii)	Between 4.65 to 4.85	Semi-annual	October 2020 / September 2024	S/2,900,000	2,872,355	October 2020	S/2,000,000	1,977,410
Senior notes - BCP (iv)	Libor 3M + 100 pb	Quarterly	March 2021	US$70,000	231,738	-	-	-
Senior notes - BCP (v)	0.42	Semi-annual	August 2021	¥5,000,000	151,888	-	-	-
Senior notes - BCP (vi)	2.25	Semi-annual	-	-	-	October 2019	US$300,000	996,355

MMT 100 - Secured notes- CCR Inc. (vii)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	385,253	July 2022	US$315,000	543,896

Corporate bonds -
Fourth program
Tenth issuance (Series A, B and C) - BCP	Between 5.31 to 7.25	Semi-annual	December 2021 / November 2022	S/550,000	527,868	December 2021/ November 2022	S/550,000	529,515
First issuance (Series B) - Mibanco	7.16	Semi-annual	-	-	-	June 2019	S/100,000	100,000

Fifth program
First issuance (Series A) - BCP	6.41	Semi-annual	-	-	-	April 2019	S/172,870	162,561
First issuance (Series B) - BCP	5.59	Semi-annual	-	-	-	September 2019	S/150,000	128,342
First issuance (Series C) - BCP	5.625	Semi-annual	-	-	-	November 2019	S/138,410	124,019
First issuance (Series D) - BCP	5.91	Semi-annual	January 2020	S/182,410	182,061	January 2020	S/182,410	167,649
Third issuance (Series A) - BCP	4.59	Semi-annual	July 2021	S/70,770	63,430	July 2021	S/70,770	65,300
Third issuance (Series B) - BCP	4.88	Semi-annual	October 2021	S/42,200	29,183	October 2021	S/42,200	29,729
Third issuance (Series C) - BCP	4.25	Semi-annual	July 2022	S/109,310	108,821	-	-	-
Third issuance (Series D) - BCP	3.88	Semi-annual	August 2022	S/42,660	42,337	-	-	-

					953,700			1,307,115

			At December 31, 2019			At December 31, 2018
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)
Subordinated bonds - BCP (viii)	6.13	Semi-annual	April 2027	US$720,000	2,383,860	April 2027	US$720,000	2,436,615

Subordinated bonds - BCP (ix)	6.88	Semi-annual	September 2026	US$476,120	1,549,702	September 2026	US$476,120	1,559,869

Junior subordinated bonds - BCP (x)	9.75	Semi-annual	-	-	-	November 2069	US$250,000	840,543

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	May 2027	S/15,000	15,000
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	198,840	November 2026	US$60,000	201,933

Second program
First issuance (Series A) - Mibanco	8.50	Semi-annual	May 2026	S/100,000	99,934	May 2026	S/100,000	100,000
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

Third program (xiv)
Fourth issuance (Series A) - Mibanco	6.19	Semi-annual	-	-	-	December 2022	S/40,000	39,862
Fifth issuance (Series A and B) - Mibanco	7.75	Semi-annual	-	-	-	July 2024	S/88,009	88,009

Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	33,816	August 2028	Bs70,000	34,418
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	66,782	August 2022	Bs137,200	68,168
					444,372			577,390

Negotiable certificate of deposit - Mibanco	Between 3.80 to 5.80	Annual	January 2020 / January 2024	S/2,998	997	January 2019 / January 2024	S/2,998	1,190

Subordinated negotiable certificates - BCP	Libor 3M + 279 bp	Semi-annual	November 2021	US$2,960	9,809	November 2021	US$2,960	9,984

					14,766,848			15,270,665
Interest payable					179,515			186,875
Total					14,946,363			15,457,540

During the first quarter of 2018, in accordance with the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of certain bonds, issued in U.S. Dollars at a fixed rate, through the liquidation of the IRS. The accumulated profit of the fair value of these bonds at the time of the liquidation of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in the liability, which has been transferred to the consolidated statement of income up to the date of maturity of said bonds. As of December 31, 2019, the liability amounts to US$8.7 million, equivalent to S/28.8 million, (US$16.5 million, equivalent to S/55.7 million, as of December 31, 2018). The amount recorded in the consolidated statement of income during the year 2019 amounts to US$7.8 million, equivalent to S/26.0 million (US$5.5 million, equivalent to S/16.1 million, during the year 2018).

(i)	In september 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the US$ 800.0 million issued in september of 2010, managing to repurchase US$ 220.3 million and exchanging US$ 205.0 million with new senior notes, at market rates , whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to US$374.6 million, which can be redeemed by the Bank in whole or in part, in any date, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 40 basis points.

In the same way, in september 2019, the Bank issued senior notes of approximately US$700 million (that amount includes the US$205.0 million of the exchange mentioned in the paragraph before). The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 10, 2024, at a redemption price equal to or greater than : (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

At December 31, 2019, the Bank maintains a CCS which was designated as cash flows hedges of a part of senior notes in U.S Dollars subject to exchange rate risk for a notional amount of US$50.0 million, equivalent to S/165.7 million, see note 13(b). By means of the CCS, the cover part of senior notes was economically converted to soles.

(ii)	The Bank can redeem the total or part of the notes in any time, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 50 basis point. The payment of principal will take place on the due date of the notes or when the Bank redeems these notes.

(iii)	In september 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the S/2,000 million issued in October of 2017, managing to repurchase S/291.2 million and exchanging S/1,308.8 million with new senior notes, at market rates, whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to S/400.0 million, which can be redeemed by the Bank in whole or in part, as of October 15, 2020 without penalties.

At the same date, the Bank issued senior notes for approximately S/2,500.0 million (this amount includes the S/1,308.8 million of the exchange mentioned in the paragraph before). The Bank can redeem the whole or part of the senior notes between October 17, 2021 and August 16, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes, and (ii) the sum of the present value of cash flows discounted at interest rate equivalent to sovereign bonds issued by the government of Perú or other comparable titles plus 25 basis points. As of August 17, 2024, the Bank may redeem all or part of the senior notes at a redemption price equal to 100 percent of the aggregate amount of the principal to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

(iv)	In February of 2019, the Bank issued Senior Notes for approximately US$70.0 million at variable rate.

At December 31, 2019, the cash flows of these Senior Notes maintaned covered by an IRS designated as cash flows hedge, for a notional amount of US$70.0 million, equivalent to S/232.0 million, see note 13(b). By means of the IRS, the note was economically converted to a fixed interest rate.

(v)	In july of 2019, the Bank issued Senior Notes for approximately JPY5,000.0 million at fixed interest rate.

At December 31, 2019, the cash flows of the notes issued in yen subject to exchange rate risk have been hedged through a CCS designated as a cash flow hedge, for a notional amount of JPY 5,000.0 million, equivalent to S/ 152.5 million, see note 13(b). By means of the CCS, the note was economically converted to soles.

(vi)	The Bank can redeem the whole or part of the notes at any time, having a penalty of an interest rate equal to the Treasury of the United States of America plus 20 basis points. The payment of the principal amount has made in October of 2019.

At December 31, 2018, the cash flows of the note issued in U.S. Dollars subject to exchange rate risk were covered by three CCS designated as a cash flow hedges, for a notional amount of US$ 300.0 million equivalent to S/1,011.9 million, see note 13(b). By means of the CCS, the note was economically converted to soles. This CCS matured in October of 2019.

(vii)	This issue is guaranteed by the future collection of electronic payment orders sent to BCP (including foreign branches) through the Society Worldwide Interbank Financial Telecommunications, through which the correspondent bank uses the network to places orders of payment to beneficiary that is not a financial institution.

(viii)	The Bank as of the year of 2022 will pay a three-month Libor plus 70.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank can redeem the whole or part of the bonds having a penalty of an interest rate equal to the Treasury of United States of América’s rate plus 50 basis points. Also, as of April 25, 2022 or at any date after interest payment, the Bank can redeem all or part of the bonds without penalty. Payment of the principal will take place on the due date of the bonds or when the Bank redeems them.

(ix)	The Bank as of September 16, 2021, will pay a three-month Libor plus 770.8 basis points. Between the dates of September 16, 2016 and September 15, 2021, the Bank can redeem the whole or part of the bonds, having a penalty of an interest rate equal to the Treasury of United States of America´s rate plus 50 basis point. Also, as of September 16, 2021 or at any time after at the payment of interests, the Bank can redeem the whole or part of the bonds without penalties. The payment of the principal amount will take place on due date or in the redemptions of them.

(x)	The Bank as of November of 2019, and at any date past of the payment of interests, can redeem the whole of the bonds without penalties; in that sense, using its conferred powers, the Bank redeemed all the bonds on November 6, 2019.

This issuance, as authorized by the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2019	2018
	S/(000)	S/(000)
Up to 3 months	182,365	63,518
From 3 months to 1 year	1,739,358	1,625,563
From 1 to 3 years	1,438,732	5,375,585
From 3 to 5 years	4,863,708	2,905,763
More than 5 years	6,542,685	5,300,236
Total	14,766,848	15,270,665

18	EQUITY

a)	Capital stock -

At December 31, 2019, 2018 and 2017 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain at December 31, 2019, 2018 and 2017:

	Number of shares
At December 31, 2019	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	-	14,620,846
BCP	-	134,169	134,169
Pacífico Seguros	-	29,539	29,539
Credicorp Perú	-	21,695	21,695
Credicorp Capital Servicios Financieros	-	13,830	13,830
Other minors	4,387	47,698	52,085
	14,625,233	246,931	14,872,164

	Number of shares
At December 31, 2018	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	-	14,620,846
BCP	-	162,286	162,286
Pacífico Seguros	-	33,794	33,794
Credicorp Perú	-	13,113	13,113
Credicorp Capital Servicios Financieros	-	8,546	8,546
Other minors	1,880	42,809	44,689
	14,622,726	260,548	14,883,274

	Number of shares
At December 31, 2017	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	-	14,620,846
BCP	-	194,177	194,177
Pacífico Seguros	-	36,581	36,581
Credicorp Capital Ltd.	-	20,752	20,752
Other minors	5,151	24,501	29,652
	14,625,997	276,011	14,902,008

(*) Corresponds to treasury stock that were granted to employees and senior management, for which they have the right to vote. These stocks are not vested at said dates, see Note 20.

During 2019, 2018 and 2017, the Group purchased 129,807, 133,750 and 132,110 shares of Credicorp Ltd., respectively, for a total of US$31 million (equivalent to S/103.2 million), US$29.3 million (equivalent to S/95.4 million) and US$21.9 million (equivalent to a S/71.0 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2019, 2018 and 2017, the balance of this reserves amounts approximately to S/6,236.5 million, S/5,179.0 million and S/4,480.3 million, respectively.

At the Board meetings held on February 27, 2019, February 28, 2018 and February 22, 2017, the decision was made to transfer from “Retained earnings” to “Reserves” S/1,858.8 million, S/2,933.6 million and S/2,355.0 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income (available-for-sale investments under IAS 39, at December 31, 2017) and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for available-for- sale investments	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at January 1, 2017	-	-	1,146,788	24,650	-	38,293	1,209,731
Increase in net unrealized gains on investments	-	-	873,868	-	-	-	873,868
Transfer of net realized gains on investments to profit or loss	-	-	(517,006)	-	-	-	(517,006)
Transfer of the recovery of the impairment loss on investments to profit or loss, Note 24	-	-	766	-	-	-	766
Change in net unrealized losses on cash flow hedges derivatives	-	-	-	(59,709)	-	-	(59,709)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	-	-	-	2,278	-	-	2,278
Foreign exchange translation	-	-	-	-	-	(54,334)	(54,334)
Balance at December 31, 2017	-	-	1,504,416	(32,781)	-	(16,041)	1,455,594
Change in accounting policy, Note 3(a)(vii)	431,711	853,747	(1,504,416)	-	-	-	(218,958)
Balance at December 31, 2017 - Restated	431,711	853,747	-	(32,781)	-	(16,041)	1,236,636
Increase (decrease) in net unrealized gains on investments	20,840	(583,385)	-	-	-	-	(562,545)
Transfer of net realized gains on investments to profit or loss	-	(38,983)	-	-	-	-	(38,983)
Transfer of the impairment credit loss on investments to profit or loss, Note 24	-	(1,909)	-	-	-	-	(1,909)
Change in net unrealized gain on cash flow hedges derivatives	-	-	-	73,263	-	-	73,263
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	-	-	-	(43,643)	-	-	(43,643)
Foreign exchange translation	-	-	-	-	-	45,634	45,634
Balance at December 31, 2018	452,551	229,470	-	(3,161)	-	29,593	708,453
Increase in net unrealized gains on investments	97,514	606,276	-	-	-	-	703,790
Transfer of net realized loss on investments to profit or loss	-	420,987	-	-	-	-	420,987
Transfer of recovery of credit loss of investments to profit or loss, Note 24	-	(745)	-	-	-	-	(745)
Change in net unrealized loss on cash flow hedges derivatives	-	-	-	(62,002)	-	-	(62,002)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	-	-	-	35,059	-	-	35,059
Other reserves	-	-	-	-	(658,491)	-	(658,491)
Foreign exchange translation	-	-	-	-	-	(58,862)	(58,862)
Balance at December 31, 2019	550,065	1,255,988	-	(30,104)	(658,491)	(29,269)	1,088,189

d)    Components of other comprehensive income -

The movement of the item is as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods
Net unrealized (gain) loss	606,276	(583,385)	-
Transfer of net realized loss (gain) to profit or loss	420,987	(38,983)	-
Transfer of recovery of credit loss to profit or loss	(745)	(1,909)	-
Sub total	1,026,518	(624,277)	-
Non-controlling interest	16,082	(6,397)	-
Income tax	22,259	(11,831)	-
	1,064,859	(642,505)	-

Available-for-sale investments:
Net unrealized gain	-	-	873,868
Transfer of net realized gain to profit or loss	-	-	(517,006)
Transfer of impairment loss to profit or loss	-	-	766
Sub total	-	-	357,628
Non-controlling interest	-	-	4,120
Income tax	-	-	13,962
	-	-	375,710

Cash flow hedge:
Net (losses) gains on cash flow hedges	(62,002)	73,263	(59,709)
Transfer of net realized losses (gains) on cash flow hedges derivatives to profit or loss	35,059	(43,643)	2,278
Sub total	(26,943)	29,620	(57,431)
Non-controlling interest	(618)	679	(1,219)
Income tax	(10,290)	10,942	(18,719)
	(37,851)	41,241	(77,369)

Other reserves:
Insurances reserves	(658,491)	-	-
Non-controlling interest	(8,065)	-	-
	(666,556)	-	-

Foreign exchange traslation:
Exchange gains or losses	(58,862)	45,634	(54,334)
Non-controlling interest	539	21	107
	(58,323)	45,655	(54,227)

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Not to be reclassified to the consolidated statement of income in later periods:
Equity instruments at fair value through other comprehensive income -
Net unrealized gains	97,514	20,840	-
Non-controlling interest	(3)	(37)	-
Income tax	(5,999)	168	-
	91,512	20,971	-

Attributable to:
Credicorp's equity holders	379,736	(528,183)	245,863
Non-controlling interest	7,935	(5,734)	3,008
	387,671	(533,917)	248,871

e)	Dividend distribution -

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2019	2018	2017
Date of Meeting - Board of Directors	27.02.2019	28.02.2018	22.02.2017
Dividends distribution, net of treasury shares effect	1,595,229	1,130,427	979,989
Payment of dividends per share (in soles)	20.0000	14.1726	12.2865
Date of dividends payout	10.05.2019	11.05.2018	12.05.2017
Exchange rate published by the SBS	3.3150	3.2929	3.2873
Dividends payout (equivalent in thousands of US$)	481,215	343,292	298,114

In the Board of Directors held in September 25, 2019, they agreed an additional dividend payment, net of the effect of treasury stock, for approximately S/638.4 million from the retain earnings and reserves. Said dividends have been paid in November 22, 2019.

Furthermore, at the meeting of the Board of Directors held on October 25, 2017, they agreed to make an additional dividend payment, net of the effect of treasury stock, for approximately US$386.5 million (equivalent to S/1,252.3 million) from the reserves. Said dividends were paid in November 2017.

The Board of Directors Meeting dated February 27, 2020, agreed to declare a cash dividend of S/30.00 per common share, approximately S/2,831.5 million, corresponding to the 2019 results, which will be paid on May 8, 2020. The cash dividend will be paid in U.S. Dollars using the weighted exchange rate registered by the Superintendency of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 6, 2020.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2019, 2018 and 2017 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

At December 31, 2019 and 2018, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/25,732.0 million and S/25,063.9 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/4,151.6 million and S/4,658.1 million, respectively, the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Peru as of December 31, 2019 and 2018 was 29.5 percent of the taxable income after calculating the worker's participation, which is determined using a rate of 5.0 percent.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2019 and 2018. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent.

In the case of Chile, there are two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all of their subsidiaries are under partially integrated regime, whose tax rate for domiciled legal entities under this regime is 27.0 percent for the year 2019 and 2018.

On the other hand, individuals or legal entities not domiciled in Chile will be subject to a tax called "Additional income tax" whose rates are between 4.0 percent and 35.0 percent, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, the income tax rate for 2018 was 33.0 percent plus a surcharge of 4.0 percent for all entities in this country (whose taxe base is taxable income less US$800.0 million of colombian pesos). In the year 2019, under the law called “Financing Law” N° 1943 dated December 28, 2018, the income tax rate of 33.0 percent was established for all entities without surcharge. As of the year 2020, under the law N° 2010 issued in December 27, 2019, the tax rates are as follows:

Taxable year	Rate	Additional rate (surcharge) (*)
2020	32	4
2021	31	3
2022	30	3
As of 2023	30	-

(*)	The additional rate (surcharge) will be applicable only to financial entities that have a taxable rate equal or greater than 120,000 Unit of tax value (“UVT” from its Spanish acronym) which as of December 31,2019 amounts to a total of S/4.2 million; in that sense, Credicorp Capital Fiduciaria and Banco Compartir must pay the income tax taking into account the aforemetioned.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2019, 2018 and 2017, no taxable income was generated from the operations in the United States of America.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2019	2018	2017
	%	%	%
Peruvian statutory income tax rate	29.50	29.50	29.50
Increase (decrease) in the statutory tax rate due to:
(i) Increase arising from income of subsidiaries not domiciled in Peru	1.55	0.09	0.47
(ii) Non-taxable income, net	(3.91)	(2.39)	(4.98)
Effective income tax rate	27.14	27.20	24.99

b)	Income tax expense for the years ended December 31, 2019, 2018 and 2017 comprises:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,469,497	1,315,896	1,262,302
In other countries	206,120	113,912	134,540
	1,675,617	1,429,808	1,396,842

Deferred -
In Peru	(30,967)	87,952	(18,264)
In other countries	(21,573)	3,149	14,708
	(52,540)	91,101	(3,556)
Total	1,623,077	1,520,909	1,393,286

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2019	2018
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	699,970	674,689
Provision for profit sharing	57,351	8,852
Provision for sundry expenses and risks	36,256	27,404
Provision for pending vacations	24,378	16,817
Depreciation of improvements for leased premises	19,005	20,479
Unrealized loss in valuation on cash flow hedge derivatives	14,992	9,286
Carry forward tax losses	4,773	6,790
Unrealized losses due to valuation of investments at fair value through other comprehensive income	632	4,105
Others	51,541	35,122

Deferred liability
Intangibles, net	(223,101)	(159,620)
Buildings depreciation	(66,818)	(68,398)
Adjustment for difference in exchange of SUNAT and SBS	(30,846)	(47,289)
Deferred acquisitions costs - DAC	(17,578)	(14,913)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(12,387)	(3,190)
Unrealized gain in valuation on fair value hedge derivatives	(9,451)	(5,201)
Fluctuation of the fair value of the covered bonds	(7,971)	(16,558)
Unrealized gain in valuation on cash flow hedge derivatives	(2,021)	(6,608)
Buildings revaluation	(4,795)	(5,356)
Others	(12,977)	(12,694)
Total	520,953	463,717

	2019	2018
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Carry forward tax losses	14,309	20,369
Deferred income due to commission	8,138	7,503
Allowance for loan losses for insurance	6,945	8,298
Unrealized losses due to valuation of investments at fair value through other comprehensive income	6,229	11,893
Provision for sundry expenses and risks	5,313	3,761
Others	27,913	5,126

Deferred liability
Intangibles, net	(50,048)	(36,907)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(34,054)	(20,790)
Deferred acquisitions costs - DAC	(27,925)	(28,581)
Technical reserves for premiums	(23,180)	(12,084)
Others	(11,202)	(5,107)
Catastrophic insurance reserve	(9,776)	(9,950)
Leasing operations related to loans	(3,810)	(4,788)
Buildings revaluation	(3,463)	(1,694)
Buildings depreciation	(78)	(3,076)
Fluctuation due to valuation of investments at fair value through profit or loss	-	(3,061)
Total	(134,204)	(108,603)

As of December 31, 2019 and 2018, the Group has recorded a deferred liability of deferred income tax of S/26.6 million and S/5.3 million, respectively, corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

At December 31, 2017, the Group has recorded a deferred liability of deferred income tax of S/ 32.1 million,corresponding to unrealized gains and losses generated by investments available for sale and cash flow hedges derivatives.

d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016 to 2019
Mibanco, Banco de la Microempresa S.A.	2015 to 2019
Prima AFP S.A	2016 to 2019
Pacífico Compañía de Seguros y Reaseguros	2015 to 2019
Pacífico Peruano Suiza	2015 to 2017

On September 10, 2019 and December 20, 2019, the Peruvian Tax Authority started the examination of income tax returns of Banco de Crédito del Peru for the year 2014 and 2015, respectively, of Banco de Crédito del Perú, a tax control process that is still in process. Likewise, on December 10, 2019 the Tax Administration notified a Resolution finalizing the process of inspection of the Income Tax declaration of 2013 fiscal year in which a lower tax payment was determined.

It is important to mentioned that the Peruvian Tax Authority is auditing the Income Tax declaration of 2014 of Mibanco.

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

Banco de Crédito de Bolivia	2011, 2012, 2014 to 2019
Credicorp Capital Colombia	2016 to 2019
Credicorp Capital Holding Chile	2018 to 2019

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2019 and 2018.

20	SHARE-BASED COMPENSATION PLANS

As indicated in Note 3(x), in March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which depend on the country of residence and the annual compensation of the employee.

At December 31, 2019, 2018 and 2017, the Group has granted 116,594, 119,840 and 140,812 Credicorp shares, of which 246,931, 260,548 and 276,011 shares were not vested as of December 31, 2019, 2018 and 2017, respectively. During those years, the recorded expense amounted to approximately S/ 120.1 million, S/ 106.9 million and S/ 104.2 million, respectively, see Note 27.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2019	2018
	S/(000)	S/(000)
Contingent credits - indirect loans (b)
Guarantees and standby letters	18,894,456	18,874,073
Import and export letters of credit	2,186,579	1,900,198
Sub-total, Note 7(b)	21,081,035	20,774,271

Responsibilities under credit line agreements (c)	75,615,563	74,234,033
Total	96,696,598	95,008,304

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in Note 13(b).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

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

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

22	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	10,664,519	10,041,097	9,546,454
Interest on investments at fair value through other comprehensive income	1,070,469	954,288	-
Interest on available-for-sale investments	-	-	951,981
Interest on investments at amortized cost	194,803	211,102	-
Interest on held-to-maturity investments	-	-	234,380
Interest on due from banks	320,713	159,381	88,359
Interest on investments at fair value through profit or loss	46,170	87,409	113,484
Dividends received	25,259	24,390	52,906
Other interest and similar income	59,731	44,967	43,119
Total	12,381,664	11,522,634	11,030,683

Interest and similar expense
Interest on deposits and obligations	(1,458,910)	(1,202,025)	(1,132,041)
Interest on bonds and notes issued	(900,172)	(911,006)	(835,255)
Interest on due to banks and correspondents	(590,908)	(623,001)	(763,436)
Deposit Insurance Fund	(151,626)	(140,184)	(128,625)
Interest on lease liabilities	(37,438)	-	-
Other interest and similar expense	(151,813)	(157,313)	(99,839)
Total	(3,290,867)	(3,033,529)	(2,959,196)

23	COMMISSIONS AND FEES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Maintenance of accounts, transfers and credit and debit card services	1,148,515	1,214,365	1,251,935
Funds and equity management	681,072	644,038	505,215
Contingent loans and foreign trade fees	372,647	360,798	279,211
Commissions for banking services	278,993	270,784	290,855
Collection services	364,456	234,754	235,369
Brokerage, securities and custody services	78,737	108,333	142,288
Penalty commissions	84,757	71,049	49,350
Others	223,604	222,736	157,185
Total	3,232,781	3,126,857	2,911,408

24	NET GAIN ON SECURITIES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Net gain on the purchase and sale of securities	317,862	135,253	658,495
Net gain in associates (*)	79,844	72,254	49,268
Net gain on financial assets at fair value through profit or loss	147,582	33,333	54,019
Recovery of credit loss for investments at fair value through other comprehensive income, Note 6(b)	745	1,909	-
Credit loss on investments available-for-sale	-	-	(766)
Others	781	80	(244)
Total	546,814	242,829	760,772

(*) It mainly includes the gain of its associated “Entidad Prestadora de Salud” for approximately S/53.6 million during the year 2019 (S/50.4 million during the year 2018).

25	NET PREMIUMS EARNED

a)	This item consists of the following:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss, Note 8	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2019
Life insurance	1,984,279	(738,421)	1,245,858	(119,310)	93,664	1,220,212
Health insurance	571,006	(22,843)	548,163	(12,828)	-	535,335
General insurance	1,076,595	14,229	1,090,824	(427,022)	-	663,802
Total	3,631,880	(747,035)	2,884,845	(559,160)	93,664	2,419,349

2018
Life insurance	1,821,867	(677,708)	1,144,159	(116,043)	(53,935)	974,181
Health insurance	554,517	(18,383)	536,134	(10,257)	-	525,877
General insurance	1,014,705	(52,051)	962,654	(371,346)	-	591,308
Total	3,391,089	(748,142)	2,642,947	(497,646)	(53,935)	2,091,366

2017
Life insurance	1,498,943	(611,621)	887,322	(106,652)	67,633	848,303
Health insurance	502,148	(5,147)	497,001	(15,294)	-	481,707
General insurance	936,316	(12,496)	923,820	(377,857)	-	545,963
Total	2,937,407	(629,264)	2,308,143	(499,803)	67,633	1,875,973

(*)         This item includes earned premiums, reinsurance premiums accepted and coinsurance premiums accepted and received.

(**)       “Premiums ceded to reinsurers and coinsurers, net” include:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(254,839)	(243,427)	(257,617)
Premiums ceded for facultative contracts, Note 9(b)	(289,386)	(288,928)	(263,378)
Annual variation of reserve risk in progress of premiums ceded, Note 9(b)	(14,935)	34,709	21,192
	(559,160)	(497,646)	(499,803)

b)      Gross written premiums by insurance type are described below:

	2019		2018		2017
	S/(000)	%	S/(000)	%	S/(000)	%
Life insurance (i)	1,245,858	43.19	1,144,159	43.29	887,322	38.44
Health insurance (ii)	548,163	19.00	536,134	20.29	497,001	21.54
General insurance (iii)	1,090,824	37.81	962,654	36.42	923,820	40.02
Total	2,884,845	100.00	2,642,947	100.00	2,308,143	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2019		2018		2017
	S/(000)%		S/(000)%		S/(000)%
Credit life	536,091	43.03	507,496	44.36	436,443	49.19
Disability and survival (*)	470,066	37.73	272,144	23.79	237,559	26.77
Individual life (**)	60,705	4.87	203,662	17.80	69,647	7.85
Group life	128,656	10.33	113,273	9.90	117,580	13.25
Annuities	50,340	4.04	47,584	4.15	26,093	2.94
Total	1,245,858	100.00	1,144,159	100.00	887,322	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Health insurance gross written premiums after adjustments include medical assistance which amounts to S/ 464.7 million at December 31, 2019 (S/ 420.5 and S/ 386.3 million at December 31, 2018 and 2017, respectively) and represents 84.78 percent of this line of business at December 31, 2019 (78.44 and 77.73 percent at December 31, 2018 and 2017,respectively).

(iii)	General insurance gross written premiums consist of the following:

	2019		2018		2017
	S/(000)%		S/(000)%		S/(000)%
Automobile	357,796	32.80	340,236	35.34	308,910	33.44
Fire and allied lines	293,392	26.90	248,832	25.85	244,474	26.46
Theft and robbery	110,395	10.12	91,369	9.49	81,699	8.84
Technical lines (*)	70,364	6.45	64,141	6.66	62,973	6.82
Third party liability	50,024	4.59	49,421	5.13	44,536	4.82
Transport	44,368	4.07	49,441	5.14	46,534	5.04
SOAT (Mandatory automobile line)	41,068	3.76	32,015	3.33	24,573	2.66
Marine Hull	27,005	2.48	27,394	2.85	27,317	2.96
Aviation	42,191	3.87	16,173	1.68	25,185	2.73
Others	54,221	4.96	43,632	4.53	57,619	6.23
Total	1,090,824	100.00	962,654	100.00	923,820	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

26	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	1,001,671	547,201	326,980	1,875,852
Ceded claims, Note 9(b)	(100,432)	(208,761)	(12,182)	(321,375)
Net insurance claims	901,239	338,440	314,798	1,554,477

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	737,982	562,440	307,182	1,607,604
Ceded claims, Note 9(b)	(101,115)	(257,072)	(9,782)	(367,969)
Net insurance claims	636,867	305,368	297,400	1,239,635

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims	646,026	661,108	294,557	1,601,691
Ceded claims, Note 9(b)	(79,845)	(391,263)	(12,279)	(483,387)
Net insurance claims	566,181	269,845	282,278	1,118,304

27	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Salaries	1,816,939	1,738,913	1,662,327
Vacations, medical assistance and others	360,334	336,609	319,384
Bonuses	264,171	248,704	237,192
Workers’ profit sharing	252,850	228,786	220,967
Social security	200,935	184,489	205,714
Additional participation	243,787	233,146	188,870
Severance indemnities	151,945	142,363	132,396
Share-based payment plans	120,062	106,865	104,170
Total	3,411,023	3,219,875	3,071,020

28	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Repair and maintenance	318,715	301,893	271,081
Publicity	380,147	336,203	304,119
Taxes and contributions	334,398	285,551	259,523
Rental (*)	63,047	226,388	230,257
Consulting and professional fees	261,144	223,239	206,224
Transport and communications	168,237	176,623	176,273
Sundry supplies	74,038	54,742	49,935
IBM services expenses	118,009	140,909	143,703
Services by third-party and others (**)	636,895	584,496	517,708
Total	2,354,630	2,330,044	2,158,823

(*)	During the year 2019, the amount corresponds only to short-term leases and of low value, which are recognized in the consolidated statement of income according to the provisions of IFRS 16 “Leases” (During the year 2018, amounts corresponded to all leases recognized in accordance with IAS 17 “Leases”).

(**)	The balance consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance policy expenses, subscription expenses and commission expenses.

29	OTHER INCOME AND EXPENSES

This item consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Other income
Revenue from sale of loan portfolio	75,800	26,616	-
Rental income	37,847	35,941	43,118
Net income from the sale of investments properties	23,629	12,541	15,837
Net income from the sale of property, furniture and equipment	16,869	54,952	36,970
Recoveries of other accounts receivable and other assets	13,796	79	14,824
Net gain from sale of seized and recovered assets	-	-	2,494
Others (*)	176,288	143,753	135,954
Total other income	344,229	273,882	249,197

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Other expenses
Losses due to operational risk	29,878	46,528	55,477
Expenses on improvements in building for rent	30,721	36,551	42,083
Provision for sundry risks, Note 13(f)	27,272	42,236	29,023
Association in participation	22,636	14,526	19,757
Provision for other accounts receivable	8,059	7,174	19,316
Net loss from sale adjudicated assets	9,617	3,411	-
Administrative and tax penalties	2,659	4,301	8,387
Others	137,627	75,453	64,271
Total other expenses	268,469	230,180	238,314

(*)	The balance mainly comprises liquidation for sale of Credicorp shares, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products; also, collection of commission for relocation, vehicle taxes, municipal property taxes, fines and penalties to clients related to the Leasing product.

30	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2019	2018	2017
Net income attributable to equity holders of Credicorp (in thousands of Soles)	4,265,304	3,983,865	4,091,753

Number of stock
Ordinary stock, Note 18(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,883,274)	(14,902,008)	(14,915,537)
(Acquisition) sale of treasury stock, net	(9,738)	(3,015)	3,088
Weighted average number of ordinary shares for basic earnings	79,489,305	79,477,294	79,469,868
Plus - dilution effect - stock awards	194,213	209,128	220,296
Weighted average number of ordinary shares adjusted for the effect of dilution	79,683,518	79,686,422	79,690,164

Basic earnings per share (in Soles)	53.66	50.13	51.49
Diluted earnings per share (in Soles)	53.53	49.99	51.35

31	OPERATING SEGMENTS

In the Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking -

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions -

-	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance -

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A., Banco Compartir S.A. and Edyficar S.A.S. (Encumbra).

d)	Investment Banking and Wealth Management -

Brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All of these services are provided through Credicorp Capital Ltd. and subsidiaries; Atlantic Security Bank (ASB) and the Wealth Management team of BCP.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which resulting from the diversification of our portfolio.

-	Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to bring to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses, and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 per cent or more of the total income of the Group at December 31, 2019, 2018 and 2017.

(i)	The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2019, 2018 and 2017:

	Income (*)
2019	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,750	345	6,244	3,632	(1,558)	(421)	(1,160)	3,239	349	139,832	123,057
Banco de Crédito de Bolivia	736	4	329	117	(61)	(19)	(43)	79	16	10,481	9,744
Insurance and Pension funds
Pacífico Seguros y subsidiarias	3,249	23	493	348	-	(58)	(6)	381	45	13,785	10,964
Prima AFP	457	3	(1)	457	-	(20)	(85)	197	8	909	211
Microfinance
Mibanco	2,408	126	1,901	62	(472)	(87)	(168)	401	60	13,576	11,489
Banco Compartir S.A.	18	-	13	2	(2)	(1)	1	(2)	1	1,046	888
Edyficar S.A.S.	50	-	43	2	(6)	(1)	(3)	5	1	141	80
Investment Banking and Wealth Management	968	6	69	885	-	(22)	(16)	230	236	9,423	7,950
Other segments	63	100	443	561	(1)	(3)	(143)	(179)	87	2,998	992
Eliminations	-	-	(443)	(669)	-	-	-	-	-	(4,314)	(4,245)
Total consolidated	19,699	607	9,091	5,397	(2,100)	(632)	(1,623)	4,352	803	187,877	161,130

	Income (*)
2018	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,757	381	5,616	3,275	(1,265)	(277)	(1,137)	2,927	397	132,880	117,803
Banco de Crédito de Bolivia	686	4	309	124	(55)	(12)	(45)	78	45	9,957	9,266
Insurance and Pension funds
Pacífico Seguros y subsidiarias	2,730	21	446	669	-	(51)	(4)	353	85	12,224	9,591
Prima AFP	371	2	-	371	-	(18)	(58)	140	9	875	241
Microfinance
Mibanco	2,468	88	1,956	156	(491)	(49)	(193)	462	50	13,220	11,322
Edyficar S.A.S.	44	-	40	1	(4)	-	(4)	5	-	119	62
Investment Banking and Wealth Management	886	(14)	98	634	-	(21)	(29)	146	8	9,665	8,190
Other segments	83	97	33	106	-	(1)	(51)	(40)	7	2,862	950
Eliminations	-	-	(9)	(454)	-	-	-	-	-	(4,539)	(4,428)
Total consolidated	18,025	579	8,489	4,882	(1,815)	(429)	(1,521)	4,071	601	177,263	152,997

(*)        Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.

(**)        Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***) Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.

	Income (*)
2017	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,095	371	5,300	2,927	(1,515)	(261)	(996)	2,638	286	128,259	114,543
Banco de Crédito de Bolivia	616	2	315	119	(79)	(11)	(40)	75	10	9,118	8,482
Insurance and Pension funds
Pacífico Seguros y subsidiarias	2,662	120	423	972	-	(49)	(28)	326	56	11,409	8,560
Prima AFP	388	3	1	387	-	(23)	(66)	140	10	883	264
Microfinance
Mibanco	2,337	77	1,829	98	(457)	(49)	(146)	399	44	12,363	10,666
Edyficar S.A.S.	30	-	27	1	(5)	(1)	-	(1)	1	92	37
Investment Banking and Wealth Management	906	(5)	135	658	-	(25)	(33)	252	7	10,389	8,730
Other segments	565	77	42	535	(1)	(1)	(84)	353	2	2,781	1,668
Eliminations	-	-	(1)	(516)	-	-	-	-	-	(4,822)	(4,731)
Total consolidated	17,599	645	8,071	5,181	(2,057)	(420)	(1,393)	4,182	416	170,472	148,219

(*)      Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.

(**)   Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***) Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.

(ii)	The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, at December 31, 2019, 2018 and 2017:

	2019				2018				2017
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating incom (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	18,015	9,106	3,943	142,178	16,502	8,476	3,145	135,422	13,105	7,997	2,976	130,953
Bermuda	13	10	117	266	13	14	88	169	2,708	37	121	933
Panama	-	-	-	-	2	-	-	-	-	-	-	-
Cayman Islands	354	88	20	5,008	285	134	3	5,465	512	183	5	5,250
Bolivia	809	368	93	9,815	750	344	78	9,317	813	338	102	8,490
Colombia	356	21	435	2,769	314	(2)	138	1,823	286	10	145	1,573
United States of America	10	(1)	3	6	6	-	-	2	8	-	-	2
Chile	142	(2)	209	1,088	153	(6)	84	799	167	(5)	139	1,018
Total consolidado	19,699	9,590	4,820	161,130	18,025	8,960	3,536	152,997	17,599	8,560	3,488	148,219

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.
(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.

32	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2019 and 2018 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions with related parties as of December 31, 2019 and 2018:

	2019	2018
	S/(000)	S/(000)
Statement of financial position -
Direct loans	1,657,206	2,594,712
Investments	935,286	775,397
Deposits	(751,990)	(425,938)
Derivatives at fair value	4,984	890

Statement of income
Interest income related to loans	28,477	28,384
Interest expenses related to deposits	(10,377)	(9,573)
Other income	9,698	8,088

Off-balance sheet
Indirect loans	373,865	325,427

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2019, direct loans to related companies are secured by collateral, had maturities between January 2020 and December 2029, at an annual average interest rate of 6.21 percent (at December 31, 2018 maturities where between January 2019 and December 2028, and the annual average interest rate was 6.46 percent). Also, at December 31, 2019 and 2018, the Group maintains an allowance for loan losses for related parties amounting to S/12.6 million and S/13.7 million, respectively.

d)	At December 31, 2019 and 2018, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2019 and 2018, direct loans to employees, directors, key management and family members amounted to S/1,003.2 million and S/1,031.7 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2019 and 2018 was as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Director’s compensation	6,766	5,665	5,318
Senior Management Compensation:
Remuneration	32,218	34,118	27,133
Stock awards vested	27,157	27,313	26,572
Total	66,141	67,096	59,023

f)	At December 31, 2019 and 2018 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2019	2018
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
Bolivianos	126,722	104,596
Soles	59,934	18,394
U.S. Dollars	38,149	76,887
Colombian pesos	17,475	5,201
Chilean pesos	6,765	6,938
Total	249,045	212,016

Restricted mutual funds, Note 6(a)(ii)	460,086	407,350

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2019 and IAS 39 as of December 31, 2018:

	At December 31, 2019						At December 31, 2018
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	-	-	-	-	25,986,762	25,986,762	-	-	-	-	22,168,516	22,168,516
Guarantee funds, reverse repurchase agreements and securities borrowings	-	-	-	-	4,288,524	4,288,524	-	-	-	-	4,082,942	4,082,942
At fair value through profit or loss	3,850,762	-	-	-	-	3,850,762	3,512,445	-	-	-	-	3,512,445
Investments at fair value through other comprehensive income, Note 6(b)	-	-	25,623,934	578,789	-	26,202,723	-	-	24,546,365	649,470	-	25,195,835
Amortized cost investments	-	-	-	-	3,477,046	3,477,046	-	-	-	-	4,154,838	4,154,838
Loans, net	-	-	-	-	110,485,717	110,485,717	-	-	-	-	105,806,998	105,806,998
Financial assets designated at fair value through profit or loss	-	620,544	-	-	-	620,544	-	521,186	-	-	-	521,186
Premiums and other policies receivable	-	-	-	-	838,731	838,731	-	-	-	-	887,273	887,273
Accounts receivable from reinsurers and coinsurers	-	-	-	-	791,704	791,704	-	-	-	-	842,043	842,043
Due from customers on acceptances	-	-	-	-	535,222	535,222	-	-	-	-	967,968	967,968
Other assets, Note 13(a)	1,092,107	-	-	-	1,700,861	2,792,968	766,317	-	-	-	2,306,460	3,072,777
	4,942,869	620,544	25,623,934	578,789	148,104,567	179,870,703	4,278,762	521,186	24,546,365	649,470	141,217,038	171,212,821

Liabilities

Deposits and obligations	-	-	-	-	112,005,385	112,005,385	-	-	-	-	104,551,310	104,551,310
Payables from repurchase agreements and securities lending	-	-	-	-	7,678,016	7,678,016	-	-	-	-	9,415,357	9,415,357
Due to banks and correspondents	-	-	-	-	8,841,732	8,841,732	-	-	-	-	8,448,140	8,448,140
Bankers’ acceptances outstanding	-	-	-	-	535,222	535,222	-	-	-	-	967,968	967,968
Accounts payable to reinsurers and coinsurers	-	-	-	-	216,734	216,734	-	-	-	-	291,693	291,693
Lease liabilities	-	-	-	-	847,504	847,504	-	-	-	-	-	-
Financial liabilities at fair value through profit or loss	493,700	-	-	-	-	493,700	362,310	-	-	-	-	362,310
Bonds and notes issued	-	-	-	-	14,946,363	14,946,363	-	-	-	-	15,457,540	15,457,540
Other liabilities, Note 13(a)	1,040,282	-	-	-	3,206,544	4,246,826	715,804	-	-	-	2,978,514	3,694,318
	1,533,982	-	-	-	148,277,500	149,811,482	1,078,114	-	-	-	142,110,522	143,188,636

34	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors -

This Board of Directors is responsible for the overall risk management approach and for the approval of the levels of risk appetite that the Group is prepared to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management. On the other hand, the Board establishes an organizational culture which emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the compliance function.

Group Company Boards -

The Board of each of the Group companies is responsible for aligning the risk management established by the Board of Credicorp with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Board of Credicorp in risk management decision-making. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establishing principles, policies and general limits.

The Risk Committee is presided by a Board member of Credicorp, it also consists of a second member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of the Risk Management Division of BCP.

In addition to effectively managing all the risks, the Credicorp Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Credit Risk Committees (retail and non retail) -

The Credit Risk Committees are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the actions for the implementation of corrective measures, in case there are deviations. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Risk Committee.

Treasury and ALM (Asset Liability Management) Risk Committee -

The Treasury Risk Committee and ALM Credicorp are responsible for analyzing and proposing the corporate objectives, guidelines and policies for Treasury Risk Management and ALM of all the companies of the Group. As well as, monitoring the indicators and limits of Credicorp market risk appetite and each of the companies of the Group. Further, they are responsible of be aware of the actions for the implementation of the corrective measures if there are deviations from appetite levels and risk tolerance assumed by the companies of Group. Furthermore, they are responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Risk Committee.

Credicorp Model Risk Committee -

The Credicorp Model Risk Committee is responsible for analyzing and proposing the actions corrections in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring compliance with the same. The Model Risk Committee monitors the Group's data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Committee of Credicorp Risks on exposures, related to model risk, which involve variations in the risk profile.

Operational Risk Methodology Committee -

The Credicorp Methodological Committee of Operational Risk has as main responsibilities to review the main indicators of Operational Risk of the companies of the Credicorp Group, as well as the progress of the methodologies deployed for Operational Risk and Business Continuity. Likewise, share best practices regarding the main challenges faced by Credicorp Group companies.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by Credicorp Board of Directors. Likewise, it also broadcasts the importance of adequate risk management, specifying in each of the units, their role in the timely identification and definition of actions corresponding.

The Central Risk Management is divided into the following units:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Credicorp Board, respecting the laws and regulations in force.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

Retail Banking Risk Division -

This division is responsible for ensuring the quality of retail portfolio and the development of credit policies that are consistent with the overall guidelines and risk policies set by the Board of Credicorp.

Cybersecurity Management -

The Cybersecurity Management area establishes polices and regulatory framework for information security and cybersecurity risk management. It is also responsible for designing and implementing the strategies used to create and monitor controls that enable the permanent evaluation of regulatory framework effectiveness. In addition, the area supervises the performance of the functions of the responsible units, monitoring the processes used for the identification, assessment, recording and treatment of information security and cybersecurity risks.

Corporate Security and Cybernetic Crime Managament -

The Corporate Security and Cybernetic Crime Managament is responsible for implementing policies, procedures and actions that safeguard the security of employees, customers and assets of the organization, and protect the Group against incidents of fraud, security and reputational risk. In addition, it fosters a culture of prevention, which minimizes risks in fraud and security.

Non-financial Risks Division

The Non-financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board of Credicorp. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risks strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

The Non-financial Risks Division was created on February 2020 and is composed by the following areas: Cybersecurity Management Area, Corporate Security and Operational Risk Management Area.

It is important to remark that Cybersecurity Management Area and Corporate Security were in force at December 31, 2019.

(iv)	Internal Audit Division and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems.

Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Compliance and Corporate Ethics Division reports to the Board of Directors and is responsible for ensure that Credicorp Group companies specifically comply with regulations that specified them and the guidelines established in the Code of Ethics.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Credicorp has risk reports that allow to monitor at the level added and detailed the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Group's Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on "core" and specific metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

34.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of the management of this type of risk, Credicorp assigns impairment provisions for its loan portfolio at the date of the statement of financial position.

The Group defines the levels of credit risk assumed based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments and cash.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered goods are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding credit. In general, the Group does not use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)	The maximum exposure to credit risk at December 31, 2019 and 2018, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 34.7(a), 34.7(b) and the contingent credits detailed in Note 21(a).

Management is confident of its ability to continue controlling and maintaining minimal credit risk exposure within the Group, considering both its loan and securities portfolio.

c)	Credit risk management for loans -

The management of credit risk is mainly based on rating and scoring of the internal models of each company of the Group. In Credicorp, a quantitative and qualitative analysis is made of each client, with regard to his financial position, his credit behavior in the System and the market in which it operates; which is carried out continuously, so as to assemble the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due, depending on three aspects: the number of days in arrears based on the contractually agreed due date, the subsidiary and the type of credit. In that sense:

-	Banco de Credito del Peru, Mibanco and Solucion Empresa Administradora Hipotecaria S.A. consider a loan past due:

-	For corporate enterprises, large and medium companies after 15 days in arrears.
-	For small and micro-business after 30 days past due.

-	For overdrafts, after 30 days past due.
-	For consumer, mortgage and lease operation products, quotas are considered past due internally when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-	Atlantic Security Bank considers a credit past due when its payment schedule of capital and/or interest exceed 30 days in arrears.

-	Banco de Credito de Bolivia, Edyficar S.A.S. and Bancompartir consider a credit as an internal past due with effect from day 30 in arrears.

Estimate of the expected loss -

The measurement of the credit loss is based on the product of the following parameters: (i) probability of default (PD) (ii) loss given default (LGD), and (iii) Exposure at default (EAD); discounted at the reporting period, using the effective interest rate. The definition of the parameters is presented below:

-	Probability of Default (PD): this is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools.

The Group considers that a financial instrument is in default if it meets the following conditions depending on the type of asset:

-	Consumer Products, Credit Card and SME: If the costumer, at some point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage Product: If the customer, at some point, presents arrears equal to or greater 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial Banking: Those customers that are in the Special Accounts portfolio or have risk classification as deficient, doubtful or lost, or have refinanced, judicial or written off operations. Also, a customer can be considered as Default in case of signs of significant qualitative impairment so as to consider it in said stage.

-	Investments: If the instrument has a Default rating according to external rating agencies such as Fitch, Standard & Poors or Moody's or with an indicator of arrears equal to or greater than 90 days. Also, a customer can be considered as Default in case of signs of significant qualitative impairment.

-	Loss Given Default (LGD): Is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, depending on the stage of the customer:

-	LGD Workout: The LGD workout is the real loss of the customers who have arrived at the stage of default. The recoveries and costs of each one of the operations are used in order to calculate it (Includes open and closed recovery processes).

-	LGD ELBE (Expected Loss Best Estimate): The LGD ELBE is the loss of the contracts in a default situation, based on the time in arrears of the operation (The longer the operation is in default, the greater will be the loss level).

-	Exposure at Default (EAD): Is a measurement which estimates the exposure at the time of the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

Accordingly, the estimated of the parameters take into consideration information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic) which are analyzed in order to obtain the expected loss.

The fundamental difference between the credit loss of an account considered as Stage 1 and Stage 2 is the PD horizon. Specifically, the estimates of Stage 1 use a maximum PD of 12 months, while those in Stage 2 will use a PD measured for the entire life of the instrument. The estimates of Stage 3 will be carried out on the basis of a best estimate LGD.

In those cases, in which the portfolio is immaterial and does not have credit score models, the option was to extrapolate the loss ratio of portfolios with comparable characteristics.

Prospective information:

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested. Each macroeconomic scenario used in calculating the expected loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation, among others, for a period of 3 years and a long-term projection.

The estimate of the expected loss for stages 1, 2 and 3 is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios, as well as the probability of occurrence of each scenario, are macroeconomic projections provided by the Economic Studies Management. It should be noted that the scenario design is adjusted quarterly. All the scenarios considered apply to portfolios subject to expected credit losses with the same probabilities.

Changes from one stage to another

The classification of an instrument as stage 1 or stage 2 depends on the concept of "significant increase in credit risk" at the reporting date compared to the origin. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days of delay.
-	Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the level of risk in which the instrument originated. The thresholds differ for each of the portfolios considered.
-	Additional qualitative reviews are carried out based on the segmentation of risks used in the management of Retail Banking and an individual review in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date according to the management definition used by the Group are considered as stage 3.

Evaluations of a significant increase in risk from initial recognition and credit deterioration are carried out independently on each reporting date. Assets can be moved in both directions from one phase to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1, if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the credit is no longer considered to be impaired.

Expected life

For the instruments in stage 2 or 3, the reserves for losses will cover the expected credit losses during the expected time of the remaining useful life of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out in order to determine what would be the expected life period.

The following is a summary of the direct credits classified into three important groups and their respective allowance for each of the types of loans:

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but unimpaired loans, which comprise all of the loans of customers who are not in default, but have failed to make a payment at its contractual maturity, according to the provisions of the rules of IFRS 7.
(iii)	Impaired loans, those considered to be in stage 3 or default, as detailed in Note 34.1(c).

	At December 31, 2019				At December 31, 2018
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	56,270,934	2,948,066	-	59,219,000	55,085,853	4,950,181	-	60,036,034
Past due but not impaired	815,751	250,311	-	1,066,062	998,105	254,514	-	1,252,619
Impaired	-	-	2,812,011	2,812,011	-	-	2,321,335	2,321,335
Gross	57,086,685	3,198,377	2,812,011	63,097,073	56,083,958	5,204,695	2,321,335	63,609,988
Less: Allowance for loan losses	416,692	161,190	982,950	1,560,832	287,961	146,455	1,023,771	1,458,187
Total, net	56,669,993	3,037,187	1,829,061	61,536,241	55,795,997	5,058,240	1,297,564	62,151,801

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	17,477,899	507,910	-	17,985,809	15,431,424	495,131	-	15,926,555
Past due but not impaired	424,741	270,792	-	695,533	617,686	267,418	-	885,104
Impaired	-	-	994,479	994,479	-	-	959,033	959,033
Gross	17,902,640	778,702	994,479	19,675,821	16,049,110	762,549	959,033	17,770,692
Less: Allowance for loan losses	43,217	25,710	472,718	541,645	31,479	22,404	470,286	524,169
Total, net	17,859,423	752,992	521,761	19,134,176	16,017,631	740,145	488,747	17,246,523

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	13,363,213	1,535,064	-	14,898,277	11,845,358	1,626,944	-	13,472,302
Past due but not impaired	301,879	299,700	-	601,579	192,588	334,039	-	526,627
Impaired	-	-	1,253,969	1,253,969	-	-	1,254,526	1,254,526
Gross	13,665,092	1,834,764	1,253,969	16,753,825	12,037,946	1,960,983	1,254,526	15,253,455
Less: Allowance for loan losses	515,662	249,457	931,587	1,696,706	340,576	262,777	978,834	1,582,187
Total, net	13,149,430	1,585,307	322,382	15,057,119	11,697,370	1,698,206	275,692	13,671,268

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	12,108,752	1,932,209	-	14,040,961	10,516,815	1,652,491	-	12,169,306
Past due but not impaired	203,147	278,295	-	481,442	218,995	235,627	-	454,622
Impaired	-	-	758,836	758,836	-	-	702,561	702,561
Gross	12,311,899	2,210,504	758,836	15,281,239	10,735,810	1,888,118	702,561	13,326,489
Less: Allowance for loan losses	263,788	431,433	629,558	1,324,779	284,207	494,956	608,686	1,387,849
Total, net	12,048,111	1,779,071	129,278	13,956,460	10,451,603	1,393,162	93,875	11,938,640

Consolidated of credits	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct credits, Note 7(a)	100,966,316	8,022,347	5,819,295	114,807,958	94,906,824	9,816,345	5,237,455	109,960,624
Total allowance for loan losses, Note 7(a)	1,239,359	867,790	3,016,813	5,123,962	944,223	926,592	3,081,577	4,952,392
Total net direct credits	99,726,957	7,154,557	2,802,482	109,683,996	93,962,601	8,889,753	2,155,878	105,008,232

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

Explanations on variations in the allowance for loan losses are presented below:

-Commercial loans: Increased 2.80% in 2019; mainly due to the increase in credit risk of corporate clients. The effect is compensated by the decrease of credit allowance of the construction sector, approximately S/124.7 million, due to a reduction in exposure.

-Micro-business loans: Increase of 3.22% due to the acquisition of Banco Compartir S.A.

-Consumer loans: Increased in 5.69%; mainly due to BCP's strategy of penetrating new market segments, that have higher credit risk.

-Residential mortgage loans: Increased in 2.35% due to a minor increase in impaired customers.

At December 31, 2019, the renegotiated credits amount to approximately S/ 1,186.3 million, of which S/ 118.6 million are classified as not past due nor impaired, S/ 160.3 million as past due but not impaired and S/ 907.4 million as impaired but not past due (S/ 1,281.5 million, S/ 339.6 million, S/ 270.3 million and S/ 671.5 million, respectively, at December 31, 2018).

	At December 31, 2019					At December 31, 2018
	Commercial loans	Residential mortgage loans	Small and microenterprise loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	2,812,011	994,479	1,253,969	758,836	5,819,295	2,321,335	959,033	1,254,526	702,561	5,237,455
Fair value of collateral	2,491,069	864,473	330,347	193,319	3,879,208	1,758,098	820,291	422,330	189,811	3,190,530
Allowance for loan losses	982,950	472,718	931,587	629,558	3,016,813	1,023,771	470,286	978,834	608,686	3,081,577

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)	Loans with payment delay of one day or more, but are not past due according to our internal guidelines. Comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past-due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.
(iv)	Past due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of "past due" loans consistent with IFRS 7.

	As of December 31, 2019						As of December 31, 2018
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	106,143,943	-	-	103	106,144,046	103	101,602,442	-	-	1,755	101,604,197	1,755
Past due but not impaired	(30)	-	2,569,349	275,296	2,844,615	2,844,645	-	-	2,869,944	249,028	3,118,972	3,118,972
Impaired debt	-	2,274,182	515,628	3,029,487	5,819,297	3,545,115	-	1,582,189	786,428	2,868,838	5,237,455	3,655,266
Total	106,143,913	2,274,182	3,084,977	3,304,886	114,807,958	6,389,863	101,602,442	1,582,189	3,656,372	3,119,621	109,960,624	6,775,993

The classification of loans by type of banking and maturity is as follows:

	As of December 31, 2019					As of December 31, 2018
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	59,218,904	1,460,816	1,027,177	1,390,176	63,097,073	60,034,357	797,776	1,541,975	1,235,880	63,609,988
Residential mortgage loans	17,985,809	284,279	868,087	537,646	19,675,821	15,926,555	258,149	1,054,112	531,876	17,770,692
Small and microenterprise loans	14,898,270	247,076	635,436	973,043	16,753,825	13,472,223	253,735	526,023	1,001,474	15,253,455
Consumer loans	14,040,930	282,011	554,277	404,021	15,281,239	12,169,307	272,529	534,262	350,391	13,326,489
Total	106,143,913	2,274,182	3,084,977	3,304,886	114,807,958	101,602,442	1,582,189	3,656,372	3,119,621	109,960,624

Provision of credit loss for direct and indirect loan is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic; that are based on macroeconomic projections provided by the internal team of Economic Studies and approved by Senior Management. In each scenario, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product, inflation rate, exchange rate, among others, see more explanation in Note 3(i).

The following table provides a comparison between the carrying amount of provision of credit loss for direct and indirect loan and its estimation under three scenarios: base, optimistic and pessimistic.

	Balance at December 31, 2019	Balance at December 31, 2018
	S/(000)	S/(000)
Carrying amount	5,507,759	5,314,531

Scenarios:
Optimistic	5,426,608	5,218,142
Base Case	5,509,729	5,308,346
Pessimistic	5,584,965	5,422,882

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Peru, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above-mentioned institutions.

The following table shows the analysis of the risk-rating of the investments, provided by the institutions referred to above:

	At December 31, 2019		At December 31, 2018
	S/(000)%		S/(000)%
Instruments rated in Peru:
AAA	1,621,270	4.80	1,219,451	3.70
AA- to AA+	1,853,042	5.50	1,483,063	4.50
A- to A+	8,970,590	26.80	6,809,865	20.70
BBB- to BBB+	1,874,556	5.60	2,282,714	6.90
BB- to BB+	517,146	1.50	459,249	1.40
Lower and equal to +B	-	-	7,397	-
Unrated:
BCRP certificates of deposit	8,665,272	25.80	9,829,584	29.90
Listed and unlisted securities	573,485	1.70	650,507	2.00
Restricted mutual funds	460,086	1.40	407,350	1.20
Investment funds	102,085	0.30	66,932	0.20
Mutual funds	291,024	0.90	16,811	0.10
Other instruments	264,497	0.80	727,713	2.20
Subtotal	25,193,053	75.10	23,960,636	72.80

	At December 31, 2019		At December 31, 2018
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	657,787	2.00	286,417	0.90
AA- to AA+	854,501	2.50	513,577	1.60
A- to A+	1,581,995	4.70	1,265,390	3.90
BBB- to BBB+	2,974,639	8.90	4,064,725	12.40
BB- to BB+	996,917	3.00	1,383,960	4.20
Lower and equal to +B	54,316	0.20	81,627	0.20
Unrated:
Listed and unlisted securities	88,799	0.30	100,031	0.30
Participations of RAL funds	300,398	0.90	445,039	1.40
Mutual funds	302,528	0.90	381,107	1.20
Investment funds	294,158	0.90	168,870	0.50
Hedge funds	33,223	0.10	44,335	0.10
Other instruments	198,217	0.50	167,404	0.50
Subtotal	8,337,478	24.90	8,902,482	27.20
Total	33,530,531	100.00	32,863,118	100.00

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2019 and 2018, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2019					2018
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	-	-	21,166,346	8,665,272	29,831,618	-	-	16,307,372	9,829,584	26,136,956
Financial services	2,856,512	237,240	13,281,408	2,883,301	19,258,461	1,640,578	161,498	13,237,970	2,462,343	17,502,389
Manufacturing	202,554	36,686	15,608,834	1,225,118	17,073,192	97,425	38,586	16,840,385	1,337,907	18,314,303
Mortgage loans	-	-	18,985,407	-	18,985,407	-	-	16,997,464	-	16,997,464
Consumer loans	-	-	14,809,503	-	14,809,503	-	-	13,384,611	-	13,384,611
Micro-business loans	-	-	13,902,760	-	13,902,760	-	-	13,150,811	-	13,150,811
Commerce	21,228	12,468	12,636,843	452,214	13,122,753	27,021	11,377	12,752,836	330,492	13,121,726
Government and public administration	1,581,527	12,994	3,985,158	7,170,624	12,750,303	1,790,176	41,060	4,768,891	5,547,253	12,147,380
Electricity, gas and water	91,055	50,929	3,014,319	2,286,932	5,443,235	101,939	42,705	4,312,044	1,940,604	6,397,292
Community services	-	-	4,858,427	5,798	4,864,225	-	-	4,459,532	7,391	4,466,923
Communications, storage and transportation	17,306	59,392	4,421,095	1,071,335	5,569,128	24,678	36,794	4,377,933	1,279,371	5,718,776
Mining	41,687	27,875	3,195,049	146,362	3,410,973	31,094	5,749	2,661,615	154,188	2,852,646
Construction	20,847	3,967	2,089,164	322,864	2,436,842	15,068	1,913	1,848,063	372,827	2,237,871
Agriculture	1,963	-	3,050,141	17,887	3,069,991	13,440	-	2,546,889	45,425	2,605,754
Insurance	5,100	-	123,771	986	129,857	19,106	-	1,862,688	-	1,881,794
Education, health and others	4,543	53,792	1,364,542	644,143	2,067,020	5,419	21,518	1,296,293	399,752	1,722,982
Real estate and leasing	43,203	125,201	7,158,667	1,276,941	8,604,012	62,597	159,986	6,423,262	1,455,551	8,101,396
Fishing	321	-	417,067	-	417,388	3,416	-	445,603	-	449,019
Others	55,023	-	4,036,066	32,946	4,124,035	446,805	-	3,542,776	33,147	4,022,728
Total	4,942,869	620,544	148,104,567	26,202,723	179,870,703	4,278,762	521,186	141,217,038	25,195,835	171,212,821

(*) It includes non-trading investments that did not pass SPPI test.

As of December 31, 2019 and 2018 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2019					2018
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peru	688,099	138,293	130,436,702	20,674,142	151,937,236	839,713	121,725	124,349,120	19,640,847	144,951,405
United States of America	568,588	275,991	982,944	2,770,903	4,598,426	476,593	241,743	1,538,853	2,616,120	4,873,309
Bolivia	494,547	-	9,218,219	555,028	10,267,794	716,740	-	8,531,311	514,845	9,762,896
Colombia	1,346,042	21,289	2,627,353	385,794	4,380,478	1,450,342	23,274	2,214,653	492,121	4,180,390
Panama	-	-	905,675	91,571	997,246	5,406	-	663,326	56,780	725,512
Chile	683,822	34,606	2,047,951	450,382	3,216,761	306,299	41,290	1,868,149	677,740	2,893,478
Brazil	6,023	5,867	485,594	40,472	537,956	7,773	-	436,580	17,074	461,427
Mexico	28,846	18,093	5,962	247,713	300,614	51,091	12,206	147,632	286,235	497,164
Canada	29,976	-	109,233	108,494	247,703	9,478	-	30,537	91,832	131,847
Europe:
United Kingdom	189,658	14,950	273,477	80,965	559,050	192,141	18,451	116,262	126,811	453,665
Others in Europe	127,915	17,184	83,979	46,331	275,409	54,252	15,244	115,467	103,970	288,933
France	227,823	8,850	27,244	169,632	433,549	119,572	-	7,961	63,855	191,388
Spain	11,105	-	32,836	32,366	76,307	8,960	-	22,060	1,322	32,342
Switzerland	514	-	980	26,136	27,630	1,315	-	91,029	23,785	116,129
Netherlands	-	-	26,024	108,343	134,367	-	15,390	989	-	16,379
Others	539,911	85,421	840,394	414,451	1,880,177	39,087	31,863	1,083,109	482,498	1,636,557
Total	4,942,869	620,544	148,104,567	26,202,723	179,870,703	4,278,762	521,186	141,217,038	25,195,835	171,212,821

(*) It includes non-trading investments that did not pass SPPI test.

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and securities borrowing;
-	Payables from repurchase agreements and securities lending; and
-	Other financial assets and liabilities

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

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	As of December 31, 2018
		Gross amounts of recognized financial assets and offset in the	Net of financial assets presented	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	consolidated statement of financial positions	in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,092,107	-	1,092,107	(122,557)	(144,175)	825,375
Cash collateral, reverse repurchase agreements and securities borrowing	4,288,524	-	4,288,524	(151,538)	(2,893,723)	1,243,263
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	3,157,981	-	3,157,981	(3,208,973)	-	(50,992)
Total	8,538,612	-	8,538,612	(3,483,068)	(3,037,898)	2,017,646

	As of December 31, 2018
		Gross amounts of recognized financial assets and offset in the	Net of financial assets presented	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	consolidated statement of financial positions	in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	766,317	-	766,317	(44,159)	(28,906)	693,252
Cash collateral, reverse repurchase agreements and securities borrowing	4,082,942	-	4,082,942	(35,008)	(3,319,949)	727,985
Available-for-sale and held-to-maturity investments pledged as collateral	5,001,516	-	5,001,516	(3,123,930)	-	1,877,586
Total	9,850,775	-	9,850,775	(3,203,097)	(3,348,855)	3,298,823

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	As of December 31, 2019
Details	Gross amounts of recognized financial liabilities	Gross amounts of recognized liabilities and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,040,282	-	1,040,282	122,557	(186,384)	976,455
Payables on repurchase agreements and securites lending	7,678,016	-	7,678,016	(3,208,973)	(3,293,837)	1,175,206
Total	8,718,298	-	8,718,298	(3,086,416)	(3,480,221)	2,151,661

	As of December 31, 2018
Details	Gross amounts of recognized financial liabilities	Gross amounts of recognized liabilities and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	715,804	-	715,804	(44,159)	(190,212)	481,433
Payables on repurchase agreements and securites lending	9,415,357	-	9,415,357	(3,123,930)	(3,409,890)	2,881,537
Total	10,131,161	-	10,131,161	(3,168,089)	(3,600,102)	3,362,970

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.
-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 13(b)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

34.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

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

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of portfolio movements has been based on annual historical information and 250 market risk factors, which are detailed below; 43 market curves, 156 stock prices, 36 mutual fund values, 4 series of volatility and 11 survival probability curves. The Group directly applies these historical changes in rates to each position in its current portfalio (method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Credicorp Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see Note 34.2 (b)(ii).

The Group's VaR showed an increase at December 31, 2019, mainly by Price Effect due to greater exposure in Equity instruments despite of an increase in diversification between risks. The VaR remains contained within the limits of the risk appetite established by the Bank's Risk Management of each subsidiary.

As of December 31, 2019 and 2018, the Group’s VaR by risk type is as follows:

	2019	2018
	S/(000)	S/(000)
Interest rate risk	9,274	9,527
Price risk	7,809	4,476
Volatility risk	463	10
Diversification effect	(6,245)	(3,587)
Consolidated VaR by type of risk	11,301	10,426

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model and are considered as part of the sensitivity analysis of rates in the next section. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

b)	Banking Book -

Non-trading portfolios which comprise the Banking Book are exposed to different risks, given that they are sensitive to market rate movements, which could bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of their net worth.

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

Analysis of repricing gap -

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	At December 31, 2019
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash and cash collateral, reverse repurchase agreements and securities borrowing	12,702,384	1,841,425	3,683,141	5,351,933	125,088	6,571,315	30,275,286
Investments	1,462,956	1,346,028	7,786,732	5,876,624	12,628,641	578,788	29,679,769
Loans, net	14,595,317	17,107,120	28,291,817	35,086,667	15,737,689	(332,893)	110,485,717
Financial assets designated at fair value through profit or loss	-	-	-	-	-	620,544	620,544
Premiums and other policies receivable	802,558	22,866	8,496	4,811	-	-	838,731
Accounts receivable from reinsurers and coinsurers	734	120,600	668,551	1,348	471	-	791,704
Other assets (*)	273,338	38,841	8	-	-	2,023,067	2,335,254
Total assets	29,837,287	20,476,880	40,438,745	46,321,383	28,491,889	9,460,821	175,027,005

Liabilities
Deposits and obligations	29,478,976	9,711,623	19,010,084	43,285,525	7,339,092	3,180,085	112,005,385
Payables from repurchase agreements and securities lending	3,742,155	3,269,341	4,969,337	1,784,133	2,528,985	225,797	16,519,748
Accounts payable to reinsurers and coinsurers	46,144	133,864	25,838	10,888	-	-	216,734
Technical reserves for claims and insurance premiums	266,556	703,337	1,166,055	2,703,092	5,056,900	54,293	9,950,233
Financial liabilities at fair value through profit or loss	-	-	-	-	-	493,700	493,700
Bonds and Notes issued	180,311	252,316	1,683,166	10,060,986	2,753,679	15,905	14,946,363
Other liabilities (**)	437,529	361,087	3,765	-	-	3,008,995	3,811,376
Equity	-	-	-	-	-	26,746,310	26,746,310
Total liabilities and equity	34,151,671	14,431,568	26,858,245	57,844,624	17,678,656	33,725,085	184,689,849

Off-balance-sheet accounts
Derivative financial assets	2,806,693	2,849,046	454,349	272,223	165,700	-	6,548,011
Derivative financial liabilities	323,360	821,872	3,798,631	1,110,774	406,320	-	6,460,957
	2,483,333	2,027,174	(3,344,282)	(838,551)	(240,620)	-	87,054
Marginal gap	(1,831,051)	8,072,486	10,236,218	(12,361,792)	10,572,613	(24,264,264)	(9,575,790)
Accumulated gap	(1,831,051)	6,241,435	16,477,653	4,115,861	14,688,474	(9,575,790)	-

(*)	Other assets and other liabilities only include financial accounts. The balances of the year 2018 have been adjusted and confirmed said guidelines in the information disclosed for this report.
(**)	Includes banker’s acceptances outstanding and other liabilities.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	At December 31, 2018
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	8,348,880	2,192,245	2,644,313	4,973,228	94,925	7,997,867	26,251,458
Investment	1,024,895	4,143,332	6,231,197	5,288,235	12,014,435	648,579	29,350,673
Loans, net	12,671,779	17,663,723	25,826,794	36,908,775	13,581,585	(845,658)	105,806,998
Financial assets designated at fair value through profit or loss	-	-	-	-	-	521,186	521,186
Premiums and other policies receivable	848,662	24,303	9,124	5,184	-	-	887,273
Accounts receivable from reinsurers and coinsurers	89	106,421	734,043	1,104	386	-	842,043
Other assets (*)	42,057	46	498	1,735	(1,763)	2,408,072	2,450,645
Total assets	22,936,362	24,130,070	35,445,969	47,178,261	25,689,568	10,730,046	166,110,276

Liabilities
Deposits and obligations	27,696,282	9,545,250	17,413,186	39,389,207	6,724,393	3,782,992	104,551,310
Payables from repurchase agreements and securities lending	1,825,899	3,895,312	5,128,527	3,811,941	1,609,500	1,592,318	17,863,497
Accounts payable to reinsurers and coinsurers	5,504	281,808	3,082	1,299	-	-	291,693
Technical reserves for claims and insurance premiums	217,240	600,927	1,007,817	2,327,437	4,247,236	52,014	8,452,671
Financial liabilities at fair value through profit or loss	-	-	-	-	-	362,310	362,310
Bonds and Notes issued	27	1,934	2,499,807	12,441,149	445,350	69,273	15,457,540
Other liabilities (**)	175,892	247,175	2,739	-	-	2,613,602	3,039,408
Equity	-	-	-	-	-	24,266,076	24,266,076
Total liabilities and equity	29,920,844	14,572,406	26,055,158	57,971,033	13,026,479	32,738,585	174,284,505

Off-balance-sheet accounts
Derivative financial assets	3,393,623	2,736,835	1,204,498	347,883	72,826	-	7,755,665
Derivative financial liabilities	823,012	819,882	3,728,800	1,754,972	534,259	-	7,660,925
	2,570,611	1,916,953	(2,524,302)	(1,407,089)	(461,433)	-	94,740
Marginal gap	(4,413,871)	11,474,617	6,866,509	(12,199,861)	12,201,656	(22,008,539)	(8,079,489)
Accumulated gap	(4,413,871)	7,060,746	13,927,255	1,727,394	13,929,050	(8,079,489)	-

(*)	Other assets and other liabilities only include financial accounts. The balances of the year 2018 have been adjusted and confirmed said guidelines in the information disclosed for this report.
(**)	Includes banker’s acceptances outstanding and other liabilities.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held at December 31, 2019 and 2018, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2019 and 2018 are presented below:

2019
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	-/+	7,696	-/+	520,389
Soles	+/-	75	-/+	11,544	-/+	780,584
Soles	+/-	100	-/+	15,392	-/+	1,040,778
Soles	+/-	150	-/+	23,088	-/+	1,561,167
U.S. Dollar	+/-	50	+/-	52,276	-/+	50,253
U.S. Dollar	+/-	75	+/-	78,413	-/+	75,379
U.S. Dollar	+/-	100	+/-	104,551	-/+	100,506
U.S. Dollar	+/-	150	+/-	156,827	-/+	150,759

2018
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	-/+	10,463	-/+	439,964
Soles	+/-	75	-/+	15,695	-/+	659,946
Soles	+/-	100	-/+	20,926	-/+	879,928
Soles	+/-	150	-/+	31,389	-/+	1,319,893
U.S. Dollar	+/-	50	+/-	48,325	-/+	6,718
U.S. Dollar	+/-	75	+/-	72,487	-/+	10,078
U.S. Dollar	+/-	100	+/-	96,650	-/+	13,437
U.S. Dollar	+/-	150	+/-	144,975	-/+	20,155

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

As of December 31, 2019 and 2018, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2019 and 2018 are presented below:

Equity securities
Measured at fair value through	Change in
other comprehensive income	market prices	2019	2018
	%	S/(000)	S/(000)
Equity securities	+/-10	57,920	64,947
Equity securities	+/-25	144,800	162,368
Equity securities	+/-30	173,760	194,841

Funds
Measured at fair value	Change in
through profit or loss	market prices	2019	2018
	%	S/(000)	S/(000)
Participation in mutual funds	+/-10	59,127	25,687
Participation in mutual funds	+/-25	147,818	64,219
Participation in mutual funds	+/-30	177,381	77,062
Restricted mutual funds	+/-10	46,009	40,735
Restricted mutual funds	+/-25	115,022	101,838
Restricted mutual funds	+/-30	138,026	122,205
Participation in RAL funds	+/-10	30,040	44,504
Participation in RAL funds	+/-25	75,100	111,260
Participation in RAL funds	+/-30	90,119	133,512
Investment funds	+/-10	30,576	32,346
Investment funds	+/-25	76,440	80,864
Investment funds	+/-30	91,728	97,037
Hedge funds	+/-10	3,364	4,434
Hedge funds	+/-25	8,410	11,084
Hedge funds	+/-30	10,092	13,301
Exchange Trade Funds	+/-10	1,360	2,556
Exchange Trade Funds	+/-25	3,399	6,391
Exchange Trade Funds	+/-30	4,079	7,669

(ii)	Foreign currency exchange risk -

The Group is exposed to fluctuations in foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and overnight and intra-day total positions, which are monitored daily.

At December 31, 2019, the free market exchange rate for buying and selling transactions for each United States of Dollars, the main foreign currency held by the Group, was S/ 3.314 (S/3.373 at December 31, 2018).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2019 and 2018, the Group’s assets and liabilities by currencies were as follows:

	At December 31,2019				At December 31, 2018
			Other				Other
	Soles	U.S. Dollars	currencies	Total	Soles	U.S. Dollars	currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	3,960,190	20,762,648	1,263,924	25,986,762	3,582,390	17,117,551	1,468,575	22,168,516
Cash collateral, reverse repurchase agreements and securities borrowing	150,009	3,389,090	749,425	4,288,524	6,654	3,362,285	714,003	4,082,942
Investments:		-	-	-	-	-	-	-
At fair value through profit or loss	800,370	1,053,925	1,996,467	3,850,762	541,649	733,801	2,236,995	3,512,445
At fair value through other comprehensive income	18,221,102	6,869,840	532,582	25,623,524	16,757,917	7,057,303	731,145	24,546,365
At amortized cost	3,355,579	100,299	21,168	3,477,046	3,239,330	915,508	-	4,154,838
Loans, net	66,737,870	35,598,141	8,149,706	110,485,717	61,665,634	37,032,752	7,108,612	105,806,998
Financial assets designated at fair value through profit or loss	44,223	576,321	-	620,544	44,109	477,077	-	521,186
Other assets	2,072,867	2,142,237	678,111	4,893,215	2,561,684	2,765,000	408,913	5,735,597
Total monetary assets	95,342,210	70,492,501	13,391,383	179,226,094	88,399,367	69,461,277	12,668,243	170,528,887

Monetary liabilities
Deposits and obligations	(56,769,748)	(46,319,179)	(8,916,458)	(112,005,385)	(51,559,266)	(44,122,875)	(8,869,169)	(104,551,310)
Payables from repurchase agreements and securities lending	(5,068,896)	(734,441)	(1,874,679)	(7,678,016)	(5,914,736)	(1,860,424)	(1,640,197)	(9,415,357)
Due to bank and correspondents	(3,798,717)	(4,709,610)	(333,405)	(8,841,732)	(3,442,620)	(4,751,314)	(254,206)	(8,448,140)
Lease liabilities	(162,103)	(605,036)	(80,365)	(847,504)	-	-	-	-
Financial liabilities at fair value through profit or loss	-	(94,475)	(399,225)	(493,700)	(35,220)	(58,031)	(269,059)	(362,310)
Technical reserves for claims and insurance	(5,642,772)	(4,301,468)	(5,993)	(9,950,233)	(4,318,973)	(4,131,263)	(2,435)	(8,452,671)
Bonds and notes issued	(4,028,893)	(10,660,989)	(256,481)	(14,946,363)	(3,599,610)	(11,752,328)	(105,602)	(15,457,540)
Other liabilities	(3,541,350)	(1,951,682)	(874,416)	(6,367,448)	(3,452,975)	(2,208,427)	(648,395)	(6,309,797)
Total monetary liabilities	(79,012,479)	(69,376,880)	(12,741,022)	(161,130,381)	(72,323,400)	(68,884,662)	(11,789,063)	(152,997,125)
	16,329,731	1,115,621	650,361	18,095,713	16,075,967	576,615	879,180	17,531,762

Forwards position, net	1,534,948	(1,351,414)	(116,899)	66,635	1,820,527	(1,719,788)	(101,048)	(309)
Currency swaps position, net	281,672	(281,672)	-	-	(199,746)	199,512	234	-
Cross currency swaps position, net	(787,355)	692,525	(57,715)	(152,545)	(1,833,236)	1,918,994	(85,758)	-
Options, net	25,071	(25,071)	-	-	(23,414)	23,414	-	-
Net monetary position	17,384,067	149,989	475,747	18,009,803	15,840,098	998,747	692,608	17,531,453

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in soles. (since 2014 considering its change in functional currency, it was measured in U.S. Dollars before), so if the net foreign currency exchange position (U.S. Dollar) is positive, any depreciation of soles would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-soles positions (net long position) less the sum of its negative open non-soles positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2019 and 2018 in its monetary assets and liabilities and its forecast cash flows. The analysis determines the effect of a reasonably possible variation of the exchange rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	2019	2018
	%	S/000	S/000
Depreciation -
Soles in relation to U.S. Dollar	5	7,142	47,559
Soles in relation to U.S. Dollar	10	13,635	90,795

Appreciation -
Soles in relation to U.S. Dollar	5	(7,894)	(52,566)
Soles in relation to U.S. Dollar	10	(16,665)	(110,972)

34.3	Liquidity risk -

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

The procedure to controlled the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacifico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacifico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of Atlantic Security Bank, the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2019						2018
	Up to a	From 1 to	From 3 to	From 1 to	Over 5		Up to a	From 1 to	From 3 to	From 1 to	Over 5
	month	3 months	12 months	5 years	Year	Total	month	3 months	12 months	5 years	Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000
Financial assets	35,352,840	22,105,919	49,635,736	63,189,798	42,676,791	212,961,084	29,543,745	26,446,311	42,823,710	65,551,209	36,941,247	201,306,222

Financial liabilities by type -
Deposits and obligations	33,056,293	10,879,383	22,008,052	42,265,306	9,820,049	118,029,083	30,659,602	10,717,381	20,100,704	38,903,924	8,663,463	109,045,074
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	3,880,781	1,810,265	1,118,503	1,933,857	7,624,058	16,367,464	2,920,477	3,995,758	4,976,816	4,639,124	6,878,937	23,411,112
Accounts payable to reinsurers and coinsurers	45,702	132,581	25,590	10,784	-	214,657	9,087	290,214	5,088	2,144	-	306,533
Financial liabilities designated at fair
value through profit or loss	493,700	-	-	-	-	493,700	362,310	-	-	-	-	362,310
Bonds and notes issued	549,434	149,009	2,138,869	11,255,465	2,709,880	16,802,657	71,272	133,642	3,062,572	13,316,127	473,092	17,056,705
Lease liabilities	10,857	21,751	96,013	434,797	468,213	1,031,631	-	-	-	-	-	-
Other liabilities	2,719,050	285,956	347,590	217,701	1,200,736	4,771,033	1,989,185	332,555	421,685	6,013	1,315,576	4,065,014
Total liabilities	40,755,817	13,278,945	25,734,617	56,117,910	21,822,936	157,710,225	36,011,933	15,469,550	28,566,865	56,867,332	17,331,068	154,246,748

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	921,774	722,448	1,244,120	966,488	966,870	4,821,700	1,537,102	1,267,858	1,155,340	1,663,518	1,058,385	6,682,203
Contractual amounts payable (outflows)	501,611	435,484	787,985	1,224,424	983,394	3,932,898	556,987	274,168	1,116,070	1,882,494	1,104,179	4,933,898
Total liabilities	420,163	286,964	456,135	(257,936)	(16,524)	888,802	980,115	993,690	39,270	(218,976)	(45,794)	1,748,305

34.4	Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk (with the exception of companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Likewise carries out an active cybersecurity and fraud prevention management, aligned with the best international practices.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group's companies.

The management of information security is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. The Group designs and develops the guidelines described in the policy and procedures to have strategies for availability, privacy and integrity of the information assets of the organization.

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

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

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

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography. Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity -

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge the total obligation at maturity.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

-	Credit risk from customer balances related to non-payment of premiums or contributions, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance contracts strategy, determining whether the need exists to establish an allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

34.6	Capital management -

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

As of December 31, 2019 and 2018, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/ 25,732.0 million and S/ 25,063.9 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/ 4,151.6 million the minimum regulatory capital required as of December 31, 2019 (approximately S/ 4,658.1 million as of December 31, 2018).

34.7	Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		As of December 31, 2019				As of December 31, 2018
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Currency swaps		-	411,656	-	411,656	-	354,432	-	354,432
Interest rate swaps		-	269,219	-	269,219	-	165,172	-	165,172
Foreign currency forwards		-	306,148	-	306,148	-	124,124	-	124,124
Cross currency swaps		-	98,585	-	98,585	-	120,744	-	120,744
Foreign exchange options		-	6,489	-	6,489	-	1,281	-	1,281
Futures		-	10	-	10	-	564	-	564
	13 (b)	-	1,092,107	-	1,092,107	-	766,317	-	766,317

Investments at fair value through profit of loss	6 (a)	2,320,141	786,477	744,144	3,850,762	1,690,430	1,012,801	809,214	3,512,445
Financial assets at fair value through profit of loss	8	558,471	62,073	-	620,544	470,112	51,074	-	521,186

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		3,171,451	5,621,363	939	8,793,753	1,487,110	6,924,129	5,279	8,416,518
Certificates of deposit BCRP		-	8,665,272	-	8,665,272	-	9,829,584	-	9,829,584
Government treasury bonds		6,194,116	620,465	-	6,814,581	4,587,264	681,282	-	5,268,546
Securitization instruments		-	629,818	-	629,818	-	521,452	-	521,452
Negotiable certificates of deposit		-	377,296	-	377,296	-	289,148	-	289,148
Subordinated bonds		29,778	135,609	-	165,387	9,972	157,508	-	167,480
Other instruments		-	177,417	-	177,417	-	53,637	-	53,637
Equity instruments		239,555	320,579	19,065	579,199	235,566	396,523	17,381	649,470
	6 (b)	9,634,900	16,547,819	20,004	26,202,723	6,319,912	18,853,263	22,660	25,195,835

Total financial assets		12,513,512	18,488,476	764,148	31,766,136	8,480,454	20,683,455	831,874	29,995,783

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		-	365,774	-	365,774	-	153,560	-	153,560
Currency swaps		-	366,545	-	366,545	-	401,856	-	401,856
Foreign currency forwards		-	246,960	-	246,960	-	101,548	-	101,548
Cross currency swaps		-	54,775	-	54,775	-	55,454	-	55,454
Foreign exchange options		-	6,089	-	6,089	-	728	-	728
Futures		-	139	-	139	-	2,658	-	2,658
	13 (b)	-	1,040,282	-	1,040,282	-	715,804	-	715,804
Financial liabilities at fair value through profit or loss		-	493,700	-	493,700	-	362,310	-	362,310
Total financial liabilities		-	1,533,982	-	1,533,982	-	1,078,114	-	1,078,114

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

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

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

As of December 31, 2019, the balance of receivables and payables corresponding to derivatives amounted to S/ 1,092.1 million and S/ 1,040.3 million respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/ 12.6 million and S/ 14.0 million respectively. The net impact of both items in the consolidated statement of income amounted to S/ 3.2 million. As of December 31, 2018, the balance of receivables and payables corresponding to derivatives amounted to S/ 766.3 million and S/ 715.8 million, respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/ 15.4 million and S/ 17.1 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/0.2 million.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero-coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Certificates of deposit BCRP (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2019 and 2018, the net unrealized loss of Level 3 financial instruments amounted to S/1.9 million and S/ 2.3 million, respectively. During 2019 and 2018, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	As of December 31, 2019					As of December 31, 2018
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	-	25,986,762	-	25,986,762	25,986,762	-	22,168,516	-	22,168,516	22,168,516
Cash collateral, reverse repurchase agreements and securities borrowing	-	4,288,524	-	4,288,524	4,288,524	-	4,082,942	-	4,082,942	4,082,942
Investments at amortized cost	3,772,509	124,222	-	3,896,731	3,477,046	3,815,301	337,821	-	4,153,122	4,154,838
Loans, net	-	110,485,717	-	110,485,717	110,485,717	-	105,806,998	-	105,806,998	105,806,998
Premiums and other policies receivable	-	838,731	-	838,731	838,731	-	887,273	-	887,273	887,273
Accounts receivable from reinsurers and coinsurers	-	791,704	-	791,704	791,704	-	842,043	-	842,043	842,043
Due from customers on acceptances	-	535,222	-	535,222	535,222	-	967,968	-	967,968	967,968
Other assets	-	1,700,861	-	1,700,861	1,700,861	-	2,306,460	-	2,306,460	2,306,460
Total	3,772,509	144,751,743	-	148,524,252	148,104,567	3,815,301	137,400,021	-	141,215,322	141,217,038

Liabilities
Deposits and obligations	-	112,005,385	-	112,005,385	112,005,385	-	104,551,310	-	104,551,310	104,551,310
Payables on repurchase agreements and securities lending	-	7,678,016	-	7,678,016	7,678,016	-	9,415,357	-	9,415,357	9,415,357
Due to Banks and correspondents and other entities	-	9,032,177	-	9,032,177	8,841,732	-	8,520,401	-	8,520,401	8,448,140
Banker’s acceptances outstanding	-	535,222	-	535,222	535,222	-	967,968	-	967,968	967,968
Payable to reinsurers and coinsurers	-	216,734	-	216,734	216,734	-	291,693	-	291,693	291,693
Lease liabilities	-	847,504	-	847,504	847,504	-	-	-	-	-
Bond and notes issued	-	15,638,835	-	15,638,835	14,946,363	-	15,928,607	-	15,928,607	15,457,540
Other liabilities	-	3,206,544	-	3,206,544	3,206,544	-	2,978,514	-	2,978,514	2,978,514
Total	-	149,160,417	-	149,160,417	148,277,500	-	142,653,850	-	142,653,850	142,110,522

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2019 and 2018, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.8	Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2019 and 2018, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2019	2018
Pension funds	53,912	47,452
Investment funds and mutual funds	43,635	40,186
Equity managed	18,387	15,397
Bank trusts	4,834	4,608
Total	120,768	107,643

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

i)	Madoff Trustee Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary ASB in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120 million, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry). The Madoff Complaint seeks the recovery of these redemptions from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and it dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. Briefing is ongoing, and the petition remains pending. The Group believes that ASB has substantial defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint.

ii)	Fairfield Liquidator Litigation -

In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint against ASB (the Fairfield Complaint) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million from ASB, representing the amount of ASB’s redemptions of certain investments in Fairfield Sentry. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield v. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation described above, the Fairfield v. ASB Adversary Proceeding and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB, filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB and other defendants, in May 2019. The appeal remains pending.

The Group believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

36	EVENTS OCURRED AFTER THE REPORT PERIOD

From January 1, 2020 until the date of this report, no significant event of a financial-accounting nature has occurred which affects the interpretation of the consolidated financial statements, except for the following paragraphs.

In March 2020, the outbreak of the new coronavirus (“COVID-19”) was declared an international pandemic by the World Health Organization, which was first reported in Wuhan, China, on December 31, 2019. This implies a risk to the economies of the countries in which Credicorp's subsidiaries operate. Due to the nature of the outbreak, several governments around the world have taken firm measures to mitigate the contagion of COVID-19, including closed international borders and severe mobility restrictions (quarantines). As a result, global GDP is estimated to contract sharply in 2020.

According to the above mentioned, the economies in which Credicorp operates (mainly Peru, Colombia and Bolivia) will be severely disrupted by two factors: (i) the effect on the international environment (economic growth of our main trade partners like China and the US, as well as lower commodity prices), and (ii) the local effect of measures to stop the COVID-19 outbreak established by the governments.

Specifically, in Peru, the Government established the emergency state on March 16th, which implied a general lockdown on the country, which has been extended until June 30th. Minor exceptions were made to sectors identified as key (food supply, health, and banking). In order to cope with the economic shock due to COVID-19, the Government announced tax alleviations, public spending alleviations, access to private savings that are the pension fund accounts and the compensation for period of service (CTS, the Spanish acronym), as well specific liquidity provision programs: the “Reactiva Peru” and the Enterprise Support Fund.

In Colombia, the Government established the emergency state on March 23rd, which has been extended until May 31st; however, to this date, sectors such as manufacturing and construction were reactivated (10% of GDP) to compensate the economic shock.

In Bolivia, the Government established the emergency state on March 21st. The lockdown was extended more than once, and a dynamic quarantine by regions was supposed to start on May 11th. However, the municipal authorities of La Paz and El Alto resolved to maintain the strict quarantine until May 31st.

Based on international news regarding the outbreak and rapid spread of the Coronavirus (COVID-19) overseas, Credicorp companies began to activate their crisis management or pandemic prevention committees from January 2020. In this effort, a review and update of contingency policies were begun on a preventive basis, specifically those relating to manage pandemics, considering the characteristics observed of Coronavirus in other countries.

Following the above, once the virus was confirmed to be present in each of the countries, and mandatory quarantines were triggered, the Credicorp companies began to take actions to reduce the rate of virus spread and infections among our collaborators, suppliers and/or customers, including.

The below-described situation may have material impacts on the Company results of operations, financial position and liquidity; those impacts are assessed, on a day-to day basis by Management so that measures can be timely taken to mitigate the adverse effects of this situation over 2020.

For this reason, the company is also carrying out a continuous update of its strategic plans.

1)	Collaborators

•	Preparing and providing our collaborators with the preventive protocols, as reinforced by the leaders, regarding detection of cases and quarantine of coworkers
•	Preparing and updating guidelines for travel, suppliers and visits of people
•	Support guidelines for collaborators that keep working in bank agencies and other sites:
-	Providing additional means of transport and/or additional and temporary allowances for transportation given the public and private transportation restrictions;
-	Providing lunch packages and /or additional and temporary allowances for food given the closure of dinners and restaurants in the cities
-	Provide information and medical assistance in areas of the country with a high level of infection and a weak health system
•	Increasing the service capacities of social workers and occupational doctors
•	Performing close follow-up on confirmed coworker cases of Coronavirus
•	Delivering personal protection kits, together with communication materials
•	Upgrading the depth and increasing frequency of office cleaning activities
•	Communicating internal protocols to suppliers who are physically present in our facilities for their adherence
•	Restrictions in capacity of individuals present at facilities to maximize social distancing between and among collaborators and customers
•	Carry out COVID-19 detection tests, under preventive or reactive strategies, as needed. This helps to detect positive cases in advance and reduce the probability of contagion in other workers; as well as minimizing the quarantine times of the workers.

It is important to maintain preventive protocols for collaborators in order to achieve continuity in our customer service agencies

2)	Operations

•	Prioritizing strategies to be followed:
-	Remote working
-	Splitting up teams to different sites; and
-	Team rotation by time shifts
•	With respect to remote working, significantly extending licenses and infrastructures to enable collaborators to work home in percentages above 90% (except for collaborators in bank agencies) throughout most group companies
•	For agencies and branches, assessing on an ongoing basis whether to open up new agencies and branches to meet increased customer demand in strict line with social distancing restrictions; or keep home workers isolated so they can replace infected staff when needed
•	Setting a strategy of minimum reduction of operating capacity of Call Center
•	With respect to bank agencies, defining operating strategies to secure ATM supply
•	With respect to certain locations, supporting national government plans to pay allowances to population in the poverty segment
•	Coordinating and supporting suppliers to ensure continued performance of their activities, with a special focus on critical suppliers
•	Coordinating with sanitation, law and order and/ industry regulators
•	Keeping close monitoring on cybersecurity activities

3)	Customers

•	Defining customer support and refinancing plans involving emerging obligations, , which may be refinancing plans with a guarantee from the national government, as well as the bank's own plans
•	Strengthening social responsibility campaigns

4)	Financial

•	The group has been taking measures to ensure liquidity coverage ratio for both local and foreign currency and at all time horizons (15, 30 and 60 days). Liquidity risk at Credicorp is managed in a conservative way and through stringent assumptions aligned with Basel III, which is reflected in a significant amount of High Quality Liquid Assets (HQLA)

5)	Communications

•	Conducting communication campaigns with guidelines and recommendations addressed to collaborators, leaders and suppliers
•	Reinforcing communications to customers, with an emphasis on the availability of digital channels and products
•	Keeping ongoing communications with collaborators on the actions taken to manage this crisis
•	Keeping ongoing communication with crisis committees within the company on actions taken and impacts

It is not possible to estimate the impact of the short and long-term effects of the outbreak of this pandemic. In this case, we do not consider it feasible to provide a quantitative estimate of the potential impact of this pandemic in the Group at the date of this report.

The consolidated financial statements have been prepared based on the existing conditions as of December 31, 2019, and considering those events that occurred after that date, which provide evidence of the conditions that existed at the date of this report. No adjustments have been recorded to the consolidated financial statements as of December 31, 2019 due to the COVID-19 impacts. Any adjustment will be recorded prospectively in the annual consolidated financial statements for the year 2020.