Form 20-F
period 2020-12-31
CREDICORP LTD
filed 2021-04-28
CIK 1001290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ________ to _______

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

Yes        ☐          No        ☒

CONTENT

ABBREVIATIONS

Abbreviations	Meaning
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
ALCO	Asset and Liabilities Committee
ALM	Asset and Liabilities Management
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia’s Stock Market Self-regulator
ANPDP	Autoridad Nacional de Protección de Datos Personales or National Authority for the Protection of Personal Data
APS	Autoridad de Fiscalizacion y Control de Pensiones y Seguros or Supervision and Control Authority for Pensions and Insurance
ASB	Atlantic Security Bank
ASBANC	Asociacion de Bancos del Peru or Association of Banks of Peru
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority – Bolivia
ASHC	Atlantic Security Holding Corporation
ASOMIF	Asociacion de Instituciones de Microfinanzas del Peru or Association of Microfinance Institutions of Peru
ASOMICROFINANZAS	Asociacion Colombiana de Instituciones Microfinancieras or Association of Microfinance Institutions of Colombia
ATM	Automated Teller Machine (cash machine)
Bancompartir	Banco Compartir S.A., now Mibanco Colombia
BCB	Banco Central de Bolivia or Bolivian Central Bank
BCM	Business Continuity Management
BCP Bolivia	Banco de Credito de Bolivia
BCP Consolidated	BCP Consolidated includes BCP Stand-alone, Mibanco and Solucion Empresa Administradora Hipotecaria
BCP Miami	Banco de Credito del Peru, Miami Agency
BCP Panama	Banco de Credito del Peru, Panama Branch
BCP Stand-alone	Banco de Credito del Peru including BCP Panama (Panama Branch) and BCP Miami (Miami Agency), but excluding subsidiaries
BCRP	Banco Central de Reserva del Peru or Peruvian Central Bank
BLMIS	Bernard L. Madoff Investment Securities LLC
BOB	Bolivianos, Bolivian Currency
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAS	Contrato Administrativo de Servicios or Administrative Contracting of Services
CCSI	Credicorp Capital Securities Inc.
CEO	Chief Executive Officer
CET1	Common Equity Tier I
CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority

CLP	Chilean peso
CMAC	Municipal Savings Bank of Peru
CMF	Comision para el Mercado Financiero or Financial Markets Commission of Chile
CODM	Chief Operating Decision Maker
COFIDE	Corporacion Financiera de Desarrollo S.A. or Peruvian Government-Owned Development Bank
CONFIEP	Confederacion Nacional de Instituciones Empresariales Privadas or National Confederation of Private Business Institutions in Peru
COO	Chief Operating Officer
COOPACS	Cooperativa de Ahorro y Creditos de Peru or Savings and Loans Associations of Peru
COP	Colombian peso
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPS	Comision de Proteccion Social or Social Protection Committee of Peru
CRAC	Rural Savings Banks of Peru
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa SAB S.A.
Credicorp Capital Chile	Credicorp Capital Chile S.A., operating subsidiary of Credicorp Capital Holding Chile
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondo SAFI S.A.
Credicorp Capital Holding Chile	Credicorp Capital Holding Chile S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Colombia	Credicorp Capital Holding Colombia S.A.S., holding subsidiary of Credicorp Capital Ltd.
Credicorp Holding Colombia	Credicorp Holding Colombia S.A.S., holding subsidiary of Credicorp Ltd. Holding of Credicorp Capital Colombia S.A.S. and Banco Compatir S.A.
Credicorp Capital Holding Peru	Credicorp Capital Holding Peru S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Peru	Credicorp Capital Peru S.A.A., operating subsidiary of Credicorp Capital Holding Peru, and formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Credititulos S.A.
CRS	Common Reporting Standards
CTF	Counter-Terrorism Financing
D&S	Disability and Survivorship
Deposit Insurance Fund	Fondo de Seguro de Depositos or Deposit Insurance Fund of Peru
DTA	Deferred Tax Assets

Edpymes	Empresas de Desarrollo de Pequeña y Microempresa or Small and Micro Firm Development Institutions
Edyficar	Empresa Financiera Edyficar S.A.
EIR	Effective Interest Rate
Encumbra	Empresa Financiera Edyficar S.A.S.
EPS	Entidad Prestadora de Salud or Health Care Facility
ENPS	Employee Net Promoter Score
FAE	Fondo de Apoyo Empresarial or Business Support Fund
FAE-Mype	Fondo de Apoyo Empresarial a la Mype or SME Business Support Fund
FATCA	Foreign Account Tax Compliance Act
FC	Foreign Currency
FCA	Financial Conduct Authority – United Kingdom
FED	Board of Governors of the U.S. Federal Reserve System
FFIEC	Federal Financial Institutions Examination Council
FIBA	Florida International Bankers Associations
FINRA	Financial Industry Regulatory Authority – US
Fintech	Financial Technology
FMV	Fair market value
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
IASB	International Accounting Standards Board
IBA	ICE Benchmark Administration Limited
IBNR	Incurred but not reported
ICBSA	Inversiones Credicorp Bolivia S.A.
INDECOPI	Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual del Peru
IFRS	International Financial Reporting Standards
IGA	Intergovernmental Agreements
IGBVL	Indice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IIA	Institute of Internal Auditors
IMF	International Monetary Fund
IPO	Initial Public Offering
IRB	Internal Ratings-Based
IRS	Internal Revenue Service
ISACA	Information Systems Audit and Control Association
IT	Information Technology
Krealo	Krealo S.P.A.
KRI	Key Risk Indicators
LC	Local Currency
LCR	Liquidity Coverage Ratio

LGD	Loss Given Default
LIBOR	London Interbank Offered Rate
LoB	Lines of Business
LTV	Loan to Value
MEF	Ministry of Economy and Finance of Peru
Mibanco	Mibanco, Banco de la Microempresa S.A.
Mibanco Colombia	Mibanco, Banco de la Microempresa de Colombia S.A.
MMD	Middle-Market Division
Mype	Micro y Pequeña Empresa or Micro and Small Enterprise
NIM	Net Interest Margin
NIST	National Institute of Standards and Technology
NPS	Net Promoter Score
NYSE	New York Stock Exchange
OECD	Organization for Economic Cooperation and Development
P&C	Property and casualty
PEN	Peruvian Sol
PPS	Peruvian Private Pension System
RBG	Retail Banking Group
ROAA	Return on Average Assets
ROAE	Return on Average Equity
ROE	Return on equity
RWAs	Risk-Weighted Asset
S&P	Standard and Poor’s
SBP	Superintendencia de Bancos de Panama or Superintendency of Banks of Panama
SBS	Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or Superintendence of Banks, Insurance and Pension Funds – Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEAH	Solucion Empresa Administradora Hipotecaria S.A.
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Financial Superintendence of Colombia
SME	Small and Medium Enterprise
SME – Business	SME-Business Credicorp Segment
SME – Pyme	SME-Pyme Credicorp Segment
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market – Peru
SUNAT	Superintendencia Nacional de Aduanas y de Administracion Tributaria or Superintendence of Tax Administration – Peru
USDPEN	Currency exchange in U.S. Dollar against Peruvian Sol
VaR	Value at Risk
VAT	Value-added tax
WBG	Wholesale Banking Group
WHO	World Health Organization

PRESENTATION OF FINANCIAL INFORMATION

Credicorp Ltd. is a Bermuda exempted company (and is referred to in this Annual Report as Credicorp, the Company, the Group, we, or us, each of which means either Credicorp Ltd. as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in Peruvian Soles and present our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS differ in certain respects from Generally Accepted Accounting Principles (GAAP) in the United States.

The balances of financial instruments as of December 31, 2018, 2019 and 2020 have been prepared in accordance with IFRS 9 “Financial Instruments”; the balances of the previous periods have been prepared in accordance with IAS 39 “Financial Instruments: Measurement and recognition”. Also, the balances of leases as of December 31, 2019 and 2020 have been prepared in accordance with IFRS 16 “Leases”; and the balances of the previous period have been prepared in accordance with IAS 17 “Leases”.

We operate primarily through our four lines of business (LoBs): Universal Banking, Microfinance, Insurance & Pensions and Investment Banking and Wealth Management.

Our eight main operating subsidiaries are:

•

Within Universal Banking: (i) Banco de Credito del Peru S.A. (BCP Stand-alone), a Peruvian financial institution; and (ii) Banco de Credito de Bolivia (BCP Bolivia) a commercial bank that operates in Bolivia and that we hold through Inversiones Credicorp Bolivia S.A. (ICBSA);

•

Within Microfinance: (iii) Mibanco, Banco de la Microempresa S.A. (Mibanco), a Peruvian banking entity oriented toward the micro and small business sector; and (iv) Mibanco – Banco de la Microempresa de Colombia S.A. (Mibanco Colombia), which resulted from the merger between Banco Compartir S.A. (Bancompartir) and Edyficar S.A.S. (Encumbra), which we hold through Credicorp Holding Colombia;

•

Within Insurance and Pensions: (v) Pacifico Compañia de Seguros y Reaseguros (Pacifico Seguros and, together with its consolidated subsidiaries, Grupo Pacifico), an entity that contracts and manages all types of general risk and life insurance, reinsurance and property investment and financial operations; and (vi) Prima AFP, a private pension fund; and

•

Finally, within Investment Banking and Wealth Management: (vii) Credicorp Capital Ltd. (together with its subsidiaries, Credicorp Capital), which was formed in 2012, and (viii) Atlantic Security Bank (ASB), which we hold through Atlantic Security Holding Corporation (ASHC).

For information about these LoBs, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (2) Lines of Business (LoBs)”.

As of and for the year ended December 31, 2020, BCP Stand-alone represented 76.1% of our total assets and 64.6% of our equity attributable to Credicorp’s equity holders (that is, its shareholders). Unless otherwise specified, the financial information for BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, ASB, Grupo Pacifico, Prima AFP and Credicorp Capital included in this Annual Report is presented in accordance with IFRS and before eliminations for consolidation purposes. See “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” and “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and Development of the Company”. We refer to BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacifico, Prima AFP, Credicorp Capital and ASB as our main operating subsidiaries.

“ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2016, 2017, 2018, 2019 and 2020.

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “S/”, “Sol”, “local currency” or “Soles” are to Peruvian Soles (each Sol is divided into 100 centimos (cents)), and references to “$”, “US$,” “Dollars” or “US Dollars” are to United States Dollars.

Some of our subsidiaries, namely ASIF, ASB, three subsidiaries of Credicorp Capital, Credicorp Capital UK, Credicorp Capital Securities Inc. (CCSI) and Credicorp Capital USA (with its subsidiaries Credicorp Capital Advisors LLC and Ultralat Capital Market Inc.), maintain their operations and balances in US Dollars and other currencies. As a result, in certain instances throughout this Annual Report, we have translated US Dollars and other currencies to Soles. You should not construe any of these translations as representations that the US Dollar amounts actually represent such equivalent Sol amounts or that such US Dollar amounts could be converted into Soles at the rate indicated, as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from US Dollar amounts at an exchange rate of S/3.621 = US$1.00, which is the December 31, 2020 exchange rate set by the Peruvian Superintendence of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or SBS by its Spanish initials). Converting US Dollars to Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would result by converting the same amount of US Dollars on a different specified date (at the prevailing exchange rate on such date). Our Bolivian subsidiary operates in Bolivianos (BOB). For consolidation purposes, our Bolivian subsidiary’s financial statements are also presented in Soles. Our Colombian and Chilean subsidiaries operate in Colombian Pesos (COP) and Chilean Pesos (CLP), respectively, and their financial statements are also converted into Soles for consolidation purposes.

Our management’s criteria for translating foreign currency, for the purpose of preparing Credicorp’s consolidated financial statements, are described in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (3) Critical Accounting Policies – 3.3 Foreign Exchange”.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections titled “ITEM 3. KEY INFORMATION”, “ITEM 4. INFORMATION ON THE COMPANY”, “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT”, which are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). You can find many of these statements by looking for words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “goal”, “seek”, “project”, “strategy”, “future”, “likely”, “should”, “will”, “would”, “may”, or other similar expressions referring to future periods.

Forward-looking statements are based only on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance, or events may be materially different from those in the forward-looking statements due to, without limitation, the following factors:

a)	Economic conditions in Peru;

b)	The occurrence of natural disasters or political or social instability in Peru;

c)	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;

d)	Performance of, and volatility in, financial markets, including in Latin America and other emerging markets;

e)	The frequency, severity and types of insured loss events;

f)	Fluctuations in interest rate levels;

g)	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;

h)	Deterioration in the quality of our loan portfolio;

i)	Increasing levels of competition in Peru and markets in which we operate;

j)	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;

k)	Changes in the policies of central banks and/or foreign governments;

l)	Effectiveness of our risk management policies and of our operational and security systems;

m)	Losses associated with counterparty exposures;

n)

The scope of the coronavirus disease 2019 (COVID-19) pandemic, actions taken to contain the COVID-19 pandemic and related economic effects from such actions and our ability to maintain adequate staffing; and

o)	Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “ITEM 3. KEY INFORMATION - 3.D Risk Factors” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” for additional information and other such factors.

Any forward-looking statement made by us in this Annual Report is based only on information currently available to us and is made only as of the date on which it is made, and you are cautioned not to place any undue reliance on any such statement. We are not under any obligation to, and we expressly disclaim any obligation to, update or alter any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3. A   Selected Financial Data

The following table presents a summary of our consolidated financial information at the dates and for the periods indicated. This selected financial data is presented in Soles. You should read this information in conjunction with and qualify this information in its entirety by reference to, the consolidated financial statements, which are also presented in Soles.

The summary of our consolidated financial data as of, and for the years ended, December 31, 2016, 2017, 2018, 2019 and 2020 were derived from the consolidated financial statements audited by Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited, independent registered public accountants.

The report of Gaveglio, Aparicio y Asociados S.C.R.L on the consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 appears elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2016	2017	2018	2019	2020	2020
	(In thousands of Soles, except percentages, ratios, and per common share data)					In thousands of US Dollars (1)
INCOME STATEMENT DATA:
IFRS:
Interest and similar income	10,773,055	11,030,683	11,522,634	12,381,664	11,547,648	3,290,163
Interest and similar expenses	(2,914,714)	(2,959,196)	(3,033,529)	(3,289,913)	(2,976,306)	(848,011)
Net Interest, similar income and expenses	7,858,341	8,071,487	8,489,105	9,091,751	8,571,342	2,442,152
Provision for credit losses on loan portfolio (2)	(2,063,209)	(2,057,478)	(1,814,898)	(2,100,091)	(6,080,289)	(1,732,400)
Recoveries of written-off loans	277,714	268,313	283,190	254,155	159,781	45,525
Provision for credit losses on loan portfolio, net of recoveries	(1,785,495)	(1,789,165)	(1,531,708)	(1,845,936)	(5,920,508)	(1,686,875)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	6,072,846	6,282,322	6,957,397	7,245,815	2,650,834	755,277
Commissions and fees	2,771,561	2,911,408	3,126,857	3,232,781	2,912,778	829,910
Net gain on foreign exchange transactions	698,159	650,228	737,954	748,382	622,783	177,444
Net gain on securities	339,930	760,772	242,829	546,814	523,082	149,037
Net gain on derivatives held for trading	44,500	103,580	13,262	6,043	40,789	11,622
Net gain from exchange differences	-	17,394	16,022	19,520	19,804	5,643
Others income	189,911	249,197	273,882	344,229	286,981	81,766
Total non-interest income	4,044,061	4,692,579	4,410,806	4,897,769	4,406,217	1,255,422
Net premiums earned	1,850,782	1,875,973	2,061,481	2,394,243	2,428,060	691,804
Net claims incurred for life, general and health insurance contracts	(1,098,905)	(1,118,304)	(1,212,198)	(1,531,418)	(1,708,113)	(486,677)
Acquisition cost	(238,700)	(269,504)	(380,310)	(365,848)	(361,814)	(103,088)
Total other expenses (3)	(5,738,656)	(5,888,132)	(6,244,962)	(6,665,048)	(7,191,023)	(2,048,870)
Profit before income tax	4,891,428	5,574,934	5,592,214	5,975,513	224,161	63,868
Income tax	(1,281,448)	(1,393,286)	(1,520,909)	(1,623,182)	109,977	31,335
Net profit	3,609,980	4,181,648	4,071,305	4,352,331	334,138	95,203
Attributable to:
Credicorp’s equity holders	3,514,582	4,091,753	3,983,865	4,265,304	346,894	98,837
Non-controlling interest	95,398	89,895	87,440	87,027	(12,756)	(3,634)
Number of shares as adjusted to reflect changes in capital (4)	79,466,780	79,480,309	79,499,043	79,510,153	79,467,583	-
Net basic earnings per common share attributable to Credicorp’s equity holders (5)	44.23	51.49	50.13	53.66	4.37	1.25
Net dilutive earnings per common share attributable to Credicorp’s equity holders (5)	44.15	51.35	49.99	53.53	4.36	1.24
Cash dividends declared per common share Soles (6)	12.2865	14.1726	20.0000	30.0000	-	-
Additional cash dividends declared per common share Soles (6)	15.7000	-	8.0000	-	-	-

	As of December 31,
	2016	2017	2018	2019	2020	2020

	(In thousands of Soles, except percentages, ratios, and per common share data)					In thousands of US Dollars (1)
STATEMENT OF FINANCIAL POSITION DATA:
IFRS:
Total assets	156,435,222	170,472,283	177,263,201	187,859,340	237,406,163	65,563,701
Total loans (7)	94,768,901	100,477,775	110,759,390	115,609,679	137,659,885	38,017,091
Allowance for loan losses (2)	(4,416,692)	(4,943,008)	(5,314,531)	(5,507,759)	(10,435,623)	(2,881,973)
Total deposits (8)	85,583,120	96,717,674	103,984,124	111,324,194	141,660,321	39,121,878
Equity attributable to Credicorp’s equity holders	19,656,135	21,756,567	23,839,243	26,237,960	24,945,870	6,889,221
Non-controlling interest	460,376	497,136	426,833	508,350	499,777	138,022
Total equity	20,116,511	22,253,703	24,266,076	26,746,310	25,445,647	7,027,243

	Year ended December 31,
	2016	2017	2018	2019	2020
SELECTED RATIOS
IFRS:
Net interest margin (NIM) (9)	5.46%	5.33%	5.30%	5.42%	4.32%
Return on average total assets (ROAA) (10)	2.25%	2.50%	2.29%	2.34%	0.16%
Return on average equity (ROAE) (11)	19.64%	19.76%	17.47%	17.03%	1.36%
Operating efficiency (12)	42.98%	43.42%	43.82%	42.48%	45.09%
Operating expenses as a percentage of average assets (13)	3.66%	3.63%	3.66%	3.62%	3.11%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	12.57%	12.76%	13.45%	13.97%	10.51%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (14)	16.33%	15.92%	16.22%	16.65%	16.44%
Total internal overdue loan amounts as a percentage of total loans (15)	2.77%	3.01%	2.82%	2.86%	3.40%
Allowance for direct loan losses as a percentage of total loans	4.44%	4.48%	4.47%	4.43%	7.19%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (16)	3.85%	4.12%	4.04%	4.03%	6.58%
Allowance for direct loan losses as a percentage of total internal overdue loans (17)	160.55%	148.98%	158.75%	155.04%	211.26%
Allowance for direct loan losses as a percentage of impaired loans (18)	99.90%	98.36%	94.56%	88.05%	100.94%

Note: Total internal overdue loans include overdue and under legal collection loans.

(1)

Translated for convenience only from Sol amounts to US Dollar amounts using exchange rates of S/3.621000 = US$1.00, which is the December 31, 2020 exchange rate set by the SBS, for statement of financial position data and of S/3.50975 = US$1.00, which is the average exchange rate on a monthly basis in 2020, for income statement data (for consistency with the annual amounts being translated). As of December 31,2020, Provision for credit losses increased due to the COVID-19. For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors”.

(2)

Provision for credit losses on loan portfolio and allowance for loan losses include provisions and reserves with respect to direct loans losses and indirect loans losses or off-balance sheet items such as guarantees and standby letters, performance bonds, and import and export letters of credit. As of December 31. 2020, Provision for credit losses increased due to the COVID-19, for further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors”.

(3)	Total other expenses include salaries and employee benefits, administrative expenses, depreciation and amortization, depreciation for right-of-use assets, impairment loss on goodwill and others.

(4)	The number of shares consists of capital stock (see Note 18(a) to the consolidated financial statements) less treasury stock (see Note 18 (b) to the consolidated financial statements).

(5)

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock (see Note 30 to the consolidated financial statements).

(6)

Dividends based on net profit attained for the financial years 2016, 2017 and 2018 were declared in Soles and paid in US Dollars on May 12, 2017, May 11, 2018 and May 10, 2019, respectively, using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 10, 2017, May 9, 2018 and May 8, 2019, respectively. Dividends based on net profit attained for the financial year 2019 were declared in Soles and will be paid in US Dollars on May 8, 2020 using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 6, 2020. In October 25, 2017 and September 25, 2019, the Credicorp Board of Directors agreed to pay an additional dividend from the reserves, which was declared in Soles and paid in US Dollars on November 24, 2017 and November 22, 2019, respectively, using the weighted exchange rate registered by the SBS for the transactions at the close of business on November 22, 2017 and November 20, 2019, respectively. Dividends based on net profit obtained for the financial years 2020 have not been declared.

(7)

“Total loans” refers to “loans, net of unearned income” as disclosed in our consolidated financial statements, which equals direct loans plus accrued interest minus unearned interest. See Note 7 to the consolidated financial statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in Note (2) above that amounted to S/19,832.0 million, S/19,369.6 million, S/20,774.3 million, S/21,081.0 and S/20,973.8 million, as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively. See Note 21 to the consolidated financial statements. As of December 21, 2020, the balance includes loans disbursed from “Reactiva Peru” program. For further information, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – (2) Political and Macroeconomic Environment”.

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

(18)

Allowance for direct loan losses as a percentage of direct loans classified as impaired debt. See “ITEM 4. INFORMATION ON THE COMPANY - 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan Portfolio – 7.3.7 Classification of the Loan Portfolio”.

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

Macroeconomic Risks

Our geographic location exposes us to risks related to Peruvian political, social and economic conditions.

Most operations of BCP Stand-alone, Grupo Pacifico, Prima AFP, Mibanco and a significant part of Credicorp Capital’s operations are located in Peru. In addition, while ASB is based outside of Peru, most of its customers are located in Peru. Therefore, our results primarily depend on economic activity in Peru. Changes in economic conditions, both international and domestic, government policies or social uncertainty can alter the financial health and normal development of our businesses. These changes may include, but are not limited to, high inflation, currency depreciation, currency exchange controls, limits on interest rates, confiscation of private property, financial regulation, among others. Similarly, terrorist activity, political and social unrest and corruption scandals can adversely impact our operations.

In the past, Peru has experienced social and political instability from domestic terrorism, during the 1980’s, to military coups and a succession of regimes. Although the risk of renewed domestic terrorism is not expected, any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations. Additionally, some regimes heavily intervened in the economy, where various economic policies and priorities were pursued, including expropriation, nationalization, and new taxation policies. This altered the country’s economic environment, financial system, and agricultural sector, among other components.

Likewise, political disputes between the government and the opposition have been experienced. Since 2001, more than ten different political organizations have nominated candidates for President in each of the four elections, showing low approval rating for all candidates (usually around 20%-30% approval ratings). Under former President Kuczynski’s term, there were several episodes of political disputes and turmoil which resulted in minister censoring by Peru’s congress. After Kuczynski’s resignation in March 2018 (amid corruption allegations due to the Lava Jato (Portuguese for “car wash”) scandal) led to Martin Vizcarra taking office. The tension between the executive branch and congress persisted, and finally President Vizcarra dissolved the congress on September 30, 2019, called for a new election of congressional members. Importantly, on January 15, 2020, the Constitutional Court ruled that the dissolution of Peru’s congress was constitutional. After the new congress entered office in March 2020, political disputes still persisted, which was reflected in the bills presented by congress and the vetoes adopted by the Executive branch. Since the last general elections in 2016 until March 2021, Peru had 4 presidents, 2 congresses and 9 prime ministers, which reflects the political uncertainty derived from confrontation between the government and congress. Moreover, there is no assurance as to whether current and future elected congresses will support measures from the executive branch and how these may affect the Peruvian economy and indirectly have a material adverse effect on our business, financial condition and results of operations.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy. In 2020, mining represented approximately 9% of Peru’s GDP and approximately 61% of the country’s exports, while oil and gas represented 1% of Peru’s GDP and 3% of exports, according to the Peruvian Central Bank (Banco Central de Reserva del Peru or BCRP by its Spanish initials). On several occasions, local communities have opposed these operations and accused them of polluting the environment, hurting agricultural and other traditional economic activities, as well as complained of not receiving the benefits in terms of growth and wealth generated by the mining projects. For example, in late 2011 and throughout 2012, social and political tension peaked in the form of protests around Conga, a gold mining project in Cajamarca in northern Peru, which failed because of the protests. Delays or cancellations of mining projects could reduce Peruvian economic growth and business confidence, thereby hurting the financial system both directly (many mining projects are at least partially financed by local financial institutions) and indirectly (overall economic activity could decelerate). Any such effect on to the financial system could have a material adverse effect on our business and result of operations.

There can be no assurance that Peru will not face political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. The first round of general elections was held on April 11, 2021, where Pedro Castillo came in first place in the presidential race, followed by Keiko Fujimori. Both candidates will face off in the second round of presidential elections, which will occur on June 6, 2021. Castillo, candidate from the leftist political party “Peru Libre”, has proposed several measures which include: (i) increasing the public budget on education and health to 10% of GDP, respectively (in comparison to a public budget of 4.1% and 2.7% of 2019 GDP on education and health, respectively), (ii) a change in the economic model in which the government would have a more active role, (iii) expropriation and nationalization of strategic sectors, such as gas, mining, telecommunications, among others, and (iv) promoting a new constituent assembly in order to elaborate a new constitution, among other measures. The other presidential candidate, Keiko Fujimori, is a pro-market candidate who supports national and foreign investments, who proposes a restricted and secondary role of the government in the economy and maintain the currently effective constitution. It is important to mention that, according to available information, the results of the general elections entail an important fragmentation of Congress, as 10 political parties will be part of the parliament’s composition. Political risk is present in any Peruvian presidential election because it is possible that a candidate with strict interventionist economic policies could prevail or that government policies could otherwise change in a manner adverse to our business.

Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions.

Inversiones Credicorp Bolivia (ICBSA), Credicorp Capital Holding Colombia, Credicorp Capital Holding Chile and Atlantic Security Bank (ASB) expose us to risks related to Bolivian, Colombian, Chilean and Panamanian political and economic conditions, respectively. In 2020, most economies in Latin America and the Caribbean experienced their worst economic contraction in decades, due to: (i) the COVID-19 pandemic that affected both the demand and supply side and (ii) continuous political instability. Significant changes to Bolivian, Colombian, Chilean and Panamanian political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Bolivia

Presidential elections were held on October 20th after being postponed twice due to the COVID-19 pandemic. Luis Arce Catacora from the Movement to Socialism (Movimiento al Socialismo or MAS by its Spanish initials) and who served as Minister of Economy and Public Finance throughout most of Evo Morales’s presidency, was declared the elected president with more than 55% of the vote. His term as president of Bolivia is from 2020 to 2025.

The COVID-19 pandemic-related lockdowns in 2020 led to an almost complete standstill of key economic sectors of the Bolivian economy. Bolivia’s 2020 GDP is forecasted to have contracted by approximately 8.4% from 2019, with the expectation of a mild recovery in 2021 of around 4%, according to Bolivia’s Central Bank. For the fifth consecutive year, Bolivia registered a trade deficit. Nonetheless, this year is significantly lower with respect to past years due to the sharp drop in imports observed during 2020. The fiscal deficit reached 12.3% compared to deficits of 7.2% in 2019 and 8.1% in 2018. Finally, international reserves fell by 18% in 2020 continuing the decline that started in 2015.

Additionally, the financial services law (Ley de Servicios Financieros N° 393), which was enacted in 2013, establishing lending quotas and caps on interest rates has continued to negatively impact interest margins on banks and to reduce their ability to generate enough capital to maintain the growth rates in their lending portfolios. Furthermore, the loan deferrals established by the government in 2020 stressed the banks’ liquidity and reduced their ability to aid the economic recovery.

Colombia

In Colombia, economic activity has been relatively resilient, with Colombian GDP falling less than most countries’ in the region in the second quarter of 2020 and growing 3.7% in the second half of 2020, according to the National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadistica or DANE, by its Spanish initials) as pandemic-related restrictions eased. The geographic diffusion of Colombia’s domestic economy relative to regional peers, with Bogota accounting for only 27% of national GDP, according to DANE, has been a strength during shocks.

In 2020, private consumption in Colombia showed resilience in face of the pandemic context, posting positive indicators since June 2020, including car, new home and retail sales, as well as credit/debit card transactions, all increasing consistently throughout the second half of 2020. This growth has occurred despite Colombia’s fiscal stimulus package to deal with COVID-19 having been much smaller compared to other countries in the region, while pension funds have not been used. Moreover, infrastructure projects, including 4G road concessions, have continued to progress. The government will prioritize 79 infrastructure projects for a total spending of approximately US$16 billion as part of the announced reactivation program, including approximately US$4.7 billion of Colombia’s first wave of 5G infrastructure projects.

Despite these relatively positive signs, uncertainty about the pace of recovery of both the labor market and private investment remains prevalent in Colombia. In addition, the recent upsurge of COVID-19 cases in Colombia will restrict activity in the short term, as sectorized quarantines have already been declared in the major cities and vaccination efforts are lagging in Colombia compared to the broader region.

We expect that the Colombian government will present a new tax reform proposal in 2021, which will focus on exemptions, especially related to Value Added Tax (VAT). Official reports suggest that the reform will be aimed at raising revenue to repair deterioration of public finances as a result of the pandemic, which has put the country on the brink of losing its investment-grade credit rating. We believe that the tax reform proposal will be more likely to pass if it is presented in the first half of 2021. That timing would reduce the likelihood that politics materially interferes in the debate, as the campaign for the 2022 elections is expected to begin at some point during the second half of 2021. Colombia has no national elections of any sort scheduled for 2021, in contrast to the generally heavy political calendar of the region this year.

Chile

After being severely affected by the pandemic during second quarter of 2020, the Chilean economy started a process of gradual recovery. The course has occurred amid an unprecedented fiscal stimulus for more than 12% of GDP, according to the Ministry of Finance, pension funds withdrawals representing approximately 13% of GDP, according to the Chilean Central Bank, and both conventional and non-conventional monetary stimulus equivalent to more than 40% of GDP, provided by the Chilean Central Bank.

On the social front, the frequency of the demonstrations that resulted in violent confrontations during the fourth quarter of 2019 have been reduced significantly. The social demands that were based on popular discontent regarding pensions, education, and healthcare, among others, have not yet been structurally addressed. As a result, in October 2020, in an historic plebiscite with unprecedented voter turnout for Chile, over 78% of Chilean voters approved a proposal for a new Constitution to be written.

On the political front, the agenda for the year will be busy, including voting for the members of the Constitutional Convention, a presidential election and elections for regional governors, deputies, and senators. These factors could result in relatively high social and political uncertainty in 2021.

On the economic front, the GDP, after falling approximately 6% in 2020, is expected to increase 6.3% during 2021, according to Credicorp Capital Research team, led by private consumption and an improvement in the external environment from the main trading partners, such as China and the United States. The evolution of the pandemic will allow higher mobility levels than those of mid-2020, while we expect that fiscal stimulus will continue to have positive effects and that monetary policy will be highly expansive.

On its part, the government has confirmed orders for more than 40 million doses of COVID-19 vaccines, leading the region on a per capita basis. The COVID-19 vaccination process already started in December 2020 with health workers.

Panama

Panama has been one of the Latin American countries hardest hit by the pandemic due to the importance of the services sector, which represents more than 75.0% of GDP, and its reliance on external demand. Its model as a regional trade, logistics and financial hub, highly integrated into the world economy, left it vulnerable to a severe global downturn. The prolonged social distancing measures also played an important role in making the 2020 recession an unprecedented one. The economy contracted 17.9% according to the INEC (National Institute of Statistics and Census), a recession with no precedent in Panama. The weak recovery is also explained by the lack of fiscal space and the absence of a central bank that executes its own monetary policy given that Panama is a dollarized economy.

According to projections published by the Economic Commission for Latin America and the Caribbean (ECLAC), in 2021, the Panamanian economy will rebound 5.5%, supported by the continued global economic recovery, big infrastructure projects and the first full year of copper production of Minera Cobre Panama. This mining project has been the largest private investment project in Panama’s history (US$6.7 billion, or 10.0% of 2019 GDP) and will be part of the top 15 copper production mines in the world. In terms of risks, the most important one is related to future COVID-19 waves and the effects of the renewed quarantine measures like the ones announced at the beginning of 2021 with Panama City under mobility restrictions. On the positive side, the vaccination program started in January.

However, Panama faces other important risks related to public debt sustainability and the exiting of the Financial Action Task Force (FATF) grey list (included again in June 2019). Public debt as a percentage of GDP increased more than 20 percentage points from 2019, to 68% of GDP in 2020. As a consequence, in November 2020, Standard & Poor’s downgraded its credit rating to BBB with stable outlook, while Moody’s, in October, changed its credit rating outlook to negative (Baa1). Fitch, in February 2020, also changed its outlook to negative (BBB) and a year later, in February 2021 it downgraded its credit rating to BBB- with no upgrade of the outlook. This leaves Panama only one notch above investment grade.

Significant changes to Bolivian, Colombian, Chilean and Panamanian political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries and developments in international financial markets can affect Peru’s economic growth. The country’s exports are highly concentrated in the mining industry; with tax revenues from the sector peaking at 14% in 2007 and representing 3% of total tax revenues in 2020. In addition, gold and copper exports represented 49% of all exports in 2020 (2019: 47%). Therefore, Peruvian trade responds significantly to fluctuations in metal prices, especially gold and copper. In 2020, Peru registered a US$7.7 billion trade surplus (2019: US$6.6 billion), due to a US$4.6 billion increase in copper exports and US$1.2 billion increase in gold exports since 2015 (the exported volume of copper increased 33.2% and the average export prices of gold increased 52.5% in the same period). In 2020, price of copper stood at a minimum of US$2.10 per pound during March 2020 and closed the year at US$3.51 per pound, compared to US$2.72 and US$2.96 per pound average of 2019 and 2018 respectively. For further detail please refer to previous 2018 and 2019 20-F documents and for further information, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic Environment.”

In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from China and the United States, Peru’s main trade partners. It is worth mentioning, that throughout 2018 and 2019, there were trade tensions between the United States and China. These tensions included the imposition of tariffs on both U.S. and Chinese products on several occasions, denouncements regarding currency manipulation and filing actions in the World Trade Organization, among others, which affected negatively the global demand. Additionally, a pronounced economic slowdown in China over the next few years poses a risk to Peruvian growth as it may impact exports and foreign direct investment. Further, the COVID-19 outbreak has adversely affected the global economy, including the economies of China and the United States, resulting in, among other things, decreased demand for goods and services and a negative impact on trade activity, which, in turn, adversely affected Peru’s economy.

Likewise, a reduction of growth in Latin America can also impact the Peruvian economy and our business, especially regarding Chile, Colombia, Bolivia and Panama, where we have operations, as well as Brazil and Mexico, which have a broad impact throughout the region because of their size. During the last quarter of 2019, neighboring countries like Chile, Ecuador and Bolivia faced social protests against government measures and political events. These protests in urban areas had a negative effect on economic activity and businesses in general. We cannot assure that Peru will not experience such events itself or experience any residual effects from events in neighboring countries, which may have a materially adverse effect on our business and result of operations.

Despite the global importance of the United Kingdom (UK) leaving the European Union (Brexit), the effects on the Peruvian economy and Credicorp’s businesses are estimated to be limited.

Furthermore, financial conditions in global markets also affect the Peruvian economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary policy tightening in developed economies, particularly by the Federal Reserve in the United States, could adversely affect economic activity in Peru since it strengthens the US Dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, since the Peruvian economy has some level of loans denominated in US Dollars (22.3% of loans and 32.1% of deposits as of December 2020), which is referred to as financial dollarization, potential statement of financial position effects should be considered because a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but earn their income in local currency.

In conclusion, Peru is a small, open economy highly integrated with the rest of the world and is affected by movements in the external environment (growth of main trade partners, changes in commodity prices, and movements in external rates and global financial markets). As such, any major deterioration of the international economy can have a materially adverse effect on the Peruvian economy and markets, as well as in our businesses and results of operations.

Legal and Regulatory Risks

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

Financial Services Activities

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

The SBS and the BCRP supervise and regulate BCP Stand-alone and Mibanco’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions, including private pension funds and insurance companies. The SBS and the BCRP have general administrative responsibilities over BCP Stand-alone and Mibanco, including defining capital and reserve requirements. In past years, the BCRP has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the BCRP. Such changes in the supervision and regulation of BCP Stand-alone and Mibanco may adversely affect our results of operations and financial condition. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation- 6.2 Subsidiaries – 6.2.1 Peru”. Furthermore, changes in regulation related to consumer protection made by these agencies may also affect our business. In late 2020, Peru’s congress proposed different populist measures, which are currently under review by the executive branch and could affect Credicorp’s operating results if adopted as proposed. On March 2021, a new interest rate ceiling law was approved by Peru’s congress, which grants the BCRP the power to set rates every six months, with the purpose of regulating the market for consumer, small consumer, SMEs, and credit card loans. Additionally, the law also defines a new regulation on certain fee charges, which will be supervised by the SBS. Therefore, regulatory risks are a key factor due to their potential impact on Credicorp’s businesses and financial condition.

For further information about SBS Intervention please refer to “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and regulation – 6.2 Subsidiaries – 6.2.1 Peru (iii) Peruvian Commercial Banks Regulation - BCP Stand-alone and Mibanco”.

The Superintendence of the Securities Market of Peru (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises certain of our subsidiaries such as BCP Consolidated, Credicorp Capital Sociedad Agente de Bolsa (Credicorp Capital Bolsa), Credicorp Capital Sociedad Administradora de Fondos (Credicorp Capital Fondos), Credicorp Capital Peru S.A.A. and Credicorp Capital Sociedad Titulizadora S.A. (Credicorp Capital Titulizadora).

Similarly, we are regulated by other governmental entities in other jurisdictions. In Colombia, we are subject to supervision and regulation through the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia or SFC by its Spanish initials) and the Colombian Stock Market Self-Regulator (Autorregulador del Mercado de Valores de Colombia or AMV by its Spanish initials). In Chile, we are subject to supervision and regulation through the Financial Markets Commission of Chile (Comision para el Mercado Financiero or CMF by its Spanish initials). See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.4. Colombia and 6.2.5 Chile”.

BCP’s Miami agency is regulated, supervised and examined by the Office of Financial Regulation of the State of Florida Department of Financial Services and by the Board of Governors of the U.S. Federal Reserve System (Federal Reserve). Our direct and indirect nonbanking subsidiaries doing business in the United States also are subject to regulation by the Federal Reserve. Further, Credicorp Capital LLC, our U.S. broker dealer, is regulated, supervised and examined by the Securities and Exchange Commission (SEC) and The Financial Industry Regulatory Authority, Inc. (FINRA)

In the Cayman Islands, we are subject to the supervision and regulation of the Cayman Islands Monetary Authority (CIMA) and the Cayman Islands Companies Law. It is worth mentioning that a merger is being executed between Atlantic Security Bank (Cayman Islands) and ASB Bank Corp (Panama), with the latter being the surviving entity. After the merger is concluded, ASHC will continue to be regulated by Cayman Islands Companies Law and ASB Bank Corp will have the Panamanian authorities as principal regulators. In Bolivia, we are subject to the supervision of the Bolivian Financial System Supervisory Authority (Autoridad de Supervision del Sistema Financiero or ASFI by its Spanish initials) and of the Bolivian Authority for Pensions and Insurance (Autoridad de Fiscalizacion y Control Social de Pensiones y Seguros or APS by its Spanish initials).

Finally, in Panama, we are subject to the supervision of the Superintendence of Banks of Panama (Superintendencia de Bancos de Panama or SBP by its Spanish initials). We are also subject to the supervision of the Superintendence of the Securities Market of the Republic of Panama with respect to activities relating to securities investment business.

Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

Taxation

Changes in U.S. laws or regulations applicable to our business, such as the Foreign Account Tax Compliance Act (FATCA), as well as other international regulations such as the OECD’s Common Reporting Standards (CRS), may have an adverse effect on our financial and operational performance, due to significant increase in compliance obligations. Complying with these regulations has become increasingly challenging, especially in the context of the ongoing COVID-19 pandemic and related events that have had a profound impact on our organizations, by reshaping banking business in terms of digital transformation and customer relations.

For a discussion of Peruvian tax regulation, see “ITEM 10. ADDITIONAL INFORMATION – 10.E Taxation – 10.2 Peruvian regulation”.

The Chilean Statutory Income Tax rate to resident legal entities is 27% under the semi-integrated regime (same rate for semi-integrated regime since 2018). Foreign individual or legal resident entities are subject to a 35% dividend withholding tax. This tax applies at the moment of the effective remittance of the dividend and the corporate income tax can be used as a credit. In case of non-treaty country resident shareholders, the corporate tax credit is limited to 65% of the corporate income tax associated to such dividend. Therefore, in this case, the total tax burden for foreign taxpayers, subject to a 35% tax rate, will be 44.45%. Nonetheless, the “65% limit” does not apply to those investors domiciled or resident in a country with which Chile has a Double Taxation Treaty in force. Additionally, a transitory rule provides that this benefit will also be applicable to those investors who are residents of countries with which Chile has a Double Taxation Treaty subscribed and pending ratification, to the extent that the treaty was signed prior to December 31, 2020. This transitory rule would be in effect until December 31, 2025. The Group is under the Income Tax semi-integrated system. The additional tax rate has not been changed.

The Colombian corporate income tax rate is, in general, 31% in 2021 and will decrease to 30% in 2022. However, a temporary surtax will be applied only to financial institutions whose taxable income equal to or exceeds approximately US$1.3 million. (Credicorp Capital Colombia, CC Fiduciaria, our Colombia Trustee Company and Mibanco Colombia, are eligible for this surtax). In 2020 the surtax rate is 4% (same rate since 2018), decreasing to 3% in 2021 and 2022. Without prejudice of the provisions established in tax treaties, distribution of dividends to non-residents is subject to a 10% dividend tax in 2020. When the corresponding profits were not taxed at the level of the distributing company, the corporate income tax rate would be applied over the dividends (the percentage will depend on the year of distribution), and after that, the 10% dividend tax is applied. Foreign portfolio investment is also subject to the 10% withholding tax. However, in case of previously untaxed corporate profits, instead of applying the general income tax rate, a withholding tax of 25% will be assessed. Corporate profits earned up to December 31, 2016, are not subject to the 7.5% or 10% withholding tax on dividends, even though the distribution occurs from and after January 1, 2017. Finally, as of 2019, profits distributed to Colombian companies are also subject to the 7.5% tax, under similar conditions of non-resident investors, though some exceptions apply. In any case, the tax paid by the Colombian company over the dividends can be transferred to its foreign investors. Therefore, they are entitled to use it as a tax credit against its own tax when they receive dividends.

For details on Income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to note 19(a) and (d) of the consolidated financial statements.

Insurance

Our Property and Casualty (P&C) and Life insurance business is carried out by Pacifico Seguros, which is part of Grupo Pacifico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacifico’s ability to underwrite and price risks accurately, which in turn would affect underwriting results and business profitability. Grupo Pacifico is unable to predict whether and to what extent new laws and regulations that may affect its business will be adopted in the future.

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

Pension fund

In 2012, the Peruvian Government passed a law to reform the Peruvian Private Pension System (PPS), which attempted to expand coverage for affiliates, encourage market competition, and decrease administration fees in the PPS.

In 2016, Peru’s congress approved a reform that allows pensioners to withdraw up to 95.5% of their pension funds. This initiative may motivate affiliates that haven’t reached the age of retirement to apply to an early retirement regime by altering their employment situation.

As such, as it pertains to affiliates close to retirement, the withdrawal of 95.5% of their funds have an effect on the results of operations due to retirees no longer being obliged to pay a commission for administration of funds. Therefore, in 2019, to reinforce this reform and cushion the level of early withdrawals that could impact the AFP’s funds under management, the government approved new strict restrictions for this retirement alternative for those affiliates who qualify for early retirement. Although this can help to mitigate the risk that a massive number of affiliates request early withdrawals, and so reduce the impact of early retirement on funds under management, the risk of retirements of funds is still on the table.

In March and April 2020, in response to the COVID-19 crisis, the Peruvian government and congress took measures to provide liquidity to affiliates by allowing them to draw down their funds. These measures had an impact on funds under management and on income in the AFPs’ system in 2020. In the case of Prima, total fund withdrawals amounted to 7.5 billion soles, which represent 70% of the funds that were available for withdrawal. Again, in November 2020, as the COVID-19 crisis continued, the Peruvian government and congress allowed a second withdraw of funds. This new measure executed in November could lead to additional withdrawals of approximately 3.4 billion soles in Prima which will materialize in 2021. As the COVID-19 crisis continuous, we could be subject to new government measure as the ones describe above that could affect our funds under management and income.

Additionally, in May 2020, Peru’s congress formed a special committee to evaluate, design and propose an integral reform of the Peruvian pension system. On January 26, 2021, the special committee approved a proposal that would replace the existing private and public pension system with an integrated system run by the government. Peru’s congress must make the final approval of this proposal, but the date of the vote is still undetermined. It is very difficult to predict what the result of this process will be. As such, there is a high risk of material impact on both the results and financial condition of our pension business.

See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”.

Credicorp, as a Bermuda exempted company, may be adversely affected by any change in Bermuda law or regulation.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the ES Act) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (non-resident entity) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities.

Based on the current guidance issued pursuant to the ES Act, the Bermuda Registrar of Companies will consider that relevant activities are being carried on as a business by an entity, and that such entity is therefore in scope of the ES Act, whether or not the entity earns any gross revenue in respect of such activity during the relevant financial period. Credicorp currently conducts the relevant activities of holding entity and headquarters. All entities undertaking relevant activities, which includes all holding entities (i.e. pure equity holding entities), must file annually with the Registrar of Companies an Economic Substance Declaration (ESD), providing information in relation to the previous financial year (relevant financial period). The ESD will require the disclosure of certain key information applicable to an analysis of economic substance requirements. Pure equity holding entities are currently subject to reduced economic substance requirements, including the requirement to have adequate people for holding and managing equity participations, and adequate premises in Bermuda. An entity conducting the relevant activity of headquarters which generates gross revenue is required to satisfy the requirements under the ES Act in respect of that activity for that relevant financial period. However, an entity that earns no gross revenue in respect of such activity in any relevant financial period will not be required to satisfy the requirements under the ES Act in respect of that activity for that relevant financial period.

The Registrar of Companies is responsible for monitoring and enforcing the economic substance regime. The legislation provides for civil penalties, subject to rights of appeal, up to US$250,000 to be applied in relation to non-compliance with the applicable economic substance requirements. If, after the civil penalties have been exhausted, an entity continues its failure to comply, the Registrar of Companies may apply to the Supreme Court of Bermuda for an order in such terms as it thinks fit. This may include an order to strike the entity off the Register of Companies. There is also an offence created of knowingly providing false declaration information to the Registrar of Companies, with penalties up to US$10,000 or imprisonment for two years, or both.

As the ES Act remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of the ES Act on Credicorp.

Credicorp Capital Ltd. is also a Bermuda exempted company; thus, the ES Act will apply to it. Other offshore jurisdictions released similar legislations that affect some of our offshore entities–ASHC and ASB in the Cayman Islands—imposing similar requirements and penalties.”

The U.K. Financial Conduct Authority (FCA), which regulates the London Interbank Offered Rate (LIBOR), announced in July 2017 that it will no longer require banks to submit rates for LIBOR beyond 2021.

The announcement of discontinuation of this rate has led to uncertainty, since LIBOR references approximately US$350 trillion of global transactions in a broad range of financial products, hence the cessation of LIBOR poses a financial stability risk.

Regulators and market participants in various jurisdictions have been working to identify alternative reference rates that are compliant with the standards of the International Organization of Securities Commissions (IOSCO). In the US, the Alternative Reference Rates Committee (the ARRC), a group of market participants organized by the Federal Reserve and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate (SOFR) as the alternative benchmark rate for US dollar LIBOR. In that sense, the ARRC has put in place a paced transition plan with the goal of ensuring a successful transition from US dollar LIBOR to SOFR.

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

We consider Credicorp’s net exposure to LIBOR to be non-material, as it represents approximately 0.5% of our assets and 0.2% of our liabilities, as of December 31, 2020.

In the short term, infrastructure and contracts are the biggest risks for the transition. In that sense, we are improving data and systems, which allow an easier transition; and we have defined a fallback language, that has been put in place for most contracts in which we assume a liability and for new client loans originated by BCP.

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

Following a recent consultation process, on March 5, 2021, ICE Benchmark Administration Limited (IBA) announced that it will cease publication of most LIBOR settings on December 31, 2021, with the exception of U.S. dollar LIBOR setting for overnight and 1, 3, 6 and 12 month periods, which shall continue to be published until June 30, 2023. The FCA has advised IBA that it has no intention of requiring it to publish any LIBOR settings beyond the intended cessation dates for such settings.

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

Industry and Market Risks

We operate in a competitive environment that may limit our potential to grow, may put pressure on our margins and reduce our profitability.

BCP Stand-alone and Mibanco have experienced increased competition, including increased pressure on margins. This is primarily a result of the following:

•	Highly liquid foreign-owned commercial banks and microfinance institutions in the market;

•	Local and foreign financial services, wealth management and capital markets institutions, with substantial capital, technology, and marketing resources; and

•	Local pension funds that lend to BCP Stand-alone’s corporate customers through securities issuances.

Larger Peruvian companies have gained access to new sources of capital through the local and international capital markets, and BCP Stand-alone’s existing and new competitors, including non-banking institutions such as fintech companies, have increasingly made inroads into the higher margin, middle market and retail banking sectors. Such increased competition has affected BCP Stand-alone’s loan growth as well as reduced the average interest rates that BCP Stand-alone can charge to its customers.

Competitors may also dedicate greater resources to, and be more successful in, the development of technologically advanced products and services that may compete directly with BCP Stand-alone’s and Mibanco products and services. Such competition would adversely affect the acceptance of BCP Stand-alone’s and Mibanco products and/or lead to adverse changes in the spending and saving habits of BCP Stand-alone’s and Mibanco customer base. If competing entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP Stand-alone and Mibanco, BCP Stand-alone’s and Mibanco products and services may be unable to compete successfully. BCP Stand-alone and Mibanco may not be able to maintain its market share if they are not able to match its competitors’ loan pricing or keep pace with their development of new products and services. Even if its products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP Stand-alone and Mibanco because of their greater financial resources, higher sales and marketing capacity or other similar factors.

We also face increasingly competition from non-banking competitors in some of our products and services. These financial competitors have emerged over the last years, in line with the higher role of digitalization, which include fintech and startups companies and other technological companies that may affect adversely our results. Some of these competitors operate with a differentiated or reduced level of regulation in comparison to regular banking supervision, as of for BCP Stand-alone and Mibanco. Therefore, these non-banking competitors are not subject to the same specific solvency or liquidity requirements as banks.

As a result of Peru’s better economic growth, some international banks and microfinance institutions have sought and obtained authorization to open representative offices in Peru. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This also will eventually put downward pressure on interest rates. Any negative impact on BCP Stand-alone and Mibanco as a result of increased competition could have a material adverse effect on our results of operations and financial condition. For further detail about the competitive market in our LoBs, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B. Business Overview – (5) Competition”.

Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.

A more recent event that implies risks for the Peruvian economy and our result of operations is the ongoing outbreak of the COVID-19 pandemic, which was first reported in Wuhan, China, on December 31, 2019. On January 30, 2020, the World Health Organization (WHO) declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the outbreak a pandemic. Due to the nature of the outbreak, strong measures to mitigate the COVID-19 contagion have been taken by governments all around the world, which include closed international borders, severe mobility restrictions (quarantines) and forced economic shutdowns. As a result, global GDP contracted severely in 2020 (lowest since the Great Depression of 1929), which affects Peru’s main trade partners, including China and the U.S. Moreover, Peru’s exports prices will also be affected due to lower global demand.

As a result of COVID-19, the economies in which Credicorp operates (mainly Peru, Bolivia, Colombia, Chile and Panama) were severely disrupted by two factors: (i) the effect on the global economy (economic growth of our main trade partners like China and the U.S., as well as lower commodity prices, mainly metals and oil, during the first semester of 2020), and (ii) the local effect of government measures to stop the COVID-19 outbreak such as quarantines, forced economic shutdowns and populist initiatives. These may significantly impact macroeconomic variables in the countries where we operate, which might adversely affect our results. Some of the economic indicators affected include exchange rates, interest rates, credit spreads and commodity prices.

Furthermore, any actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition. Government measures are constantly evolving, and future measures are uncertain and hardly predictable. Any decision by the government, such as changes to the monetary, trade and fiscal policies, among other measures, are also expected to affect our results of operations. For further detail, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic Environment – COVID-19 Measures.”

Likewise, the effect of the COVID-19 pandemic may adversely affect the credit risk of Credicorp’s investment portfolio and wholesale loan portfolio, including reduced business volumes, temporary closures and insufficient liquidity, which may have a higher impact on clients engaging in certain economic activities such as retail, automobile sales, residential real estate, poultry farming, air travel, tourism, microfinance, transportation and restaurants. In addition, these clients may result in a lower demand for loans, a decrease in savings and investments, and an inability to perform on their obligations.

As a result, the company expects a downgrade in the financial condition of some of our borrowers, which, in turn, could materially affect the Group’s business and result of operations. Therefore, BCP Stand-alone has segmented the Wholesale Banking Group (WBG) portfolio into four exposure level groups according to each client economic sector: (i) high risk, mainly composed of retail, car sales, real state, air travel, tourism, transportation and restaurants; (ii) above average, mainly composed of construction, suppliers of construction materials, education, hydrocarbons, among others; (iii) moderate, mainly composed of universal banking, fishing, cargo transportation, telecommunications; and (iv) limited, mainly composed of agricultural export, energy, food and beverage production and Health services.

The impact of the COVID-19 pandemic may adversely affect the credit risk of Credicorp’s retail and microfinance loan portfolio, due to its effect in SME and individual clients. SME clients may be adversely impacted by the lockdown period and the resulting inability to perform operations and generate cash flows. After the lockdown period, SMEs may also face a period of reduced level of operations because of the restrictions that may be imposed on the reopening of different economic sectors. Individuals may be adversely impacted by an increase of the unemployment rate and the reduction of business operations. As a result, Credicorp expects an adverse effect on the credit quality of its loan portfolio and an increase of the cost of risk.

Furthermore, the emergence of futures waves of COVID-19 cases could deepen the adverse impacts on our financial results. Considering these potential effects, BCP Stand-alone has segmented its Retail Banking Group (RBG) portfolio into risk levels based on credit scores and ratings, both of which are adjusted to recognize the potential exposure to COVID-19 in their modeling, aiming to achieve a more accurate assessment and management of risk. Following this segmentation, the High Risk Viable and High Risk Not Viable segments would be the most vulnerable to the economic conditions previously described. The High Risk Viable segment consists of customers with a probability of default greater than 20% in SMEs, greater than 32% in Individuals and internal rating worse than CC (rating with probability of default greater than 13%), in Medium-size companies. The High Risk Not Viable segment mainly consists of customers in default, for whom recoverability would be adversely impacted.

Additionally, our insurance business may be impacted negatively given the possible increase in the level of claims, mainly in the life and health segment. Regarding our pension fund business, possible government measures or pension reforms may lead to higher demand for early redemptions from clients, which could impact our revenues through a reduction in the management fees.

Prolonged economic stress and market disruptions as a result of COVID-19 may generate pressure on our liquidity management and increased volatility in financial markets, such as disruption in fixed and equity income global markets (resulting in the fall of stock prices, including the price of Credicorp). Moreover, the increase in liquidity risk may result in limited and/or costly access to financing sources, inability to access capital markets, an increase in draws of outstanding credit lines and a change in the expected level of cash inflow as consequence of large-scale loan reprogramming.

In terms of non-financial risks, given the high rate of contagion of the disease, a significant number of our employees may acquire the virus, which may affect our ability to continue operating. Additionally, due to prolonged lockdowns, some of our critical suppliers may stop providing us with certain key services for business continuity. Finally, since we have adopted a remote work approach, we may be exposed to a greater risk of cybersecurity threats because many of our employees now connect to the Group’s systems from outside our controlled technological environments, as well as increased periods of service unavailability and network congestions.

The full extent of the effect on Credicorp’s operating and financial results is still difficult to predict due to the uncertainty about the duration and concentration of the outbreak, but the COVID-19 pandemic, or any other health crisis beyond our control, could have a material adverse effect on our business, financial condition and results of operations. For further detail, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic Environment – COVID-19 Measures.”

Our financial statements, particularly our interest-earning assets and interest-bearing liabilities, could be exposed to fluctuations in interest rates, foreign currency exchange rates and exchange controls, which may adversely affect our financial condition and results of operations.

Since January 1, 2014, the functional currency of our financial statements has been the Sol; however, Group’s subsidiaries generate revenues in Soles, US Dollars, Bolivian Bolivianos, Colombian Pesos, and Chilean Pesos. As a consequence, the fluctuation of our functional currency against other currencies, or any exchange controls implemented in the countries in which we operate, could have an adverse impact on our financial condition and results of operations. BCP Stand-alone, BCP Bolivia, ASB, Credicorp Capital Colombia and Credicorp Capital Chile are particularly exposed to foreign exchange fluctuations.

Except in specific circumstances, the Peruvian government generally does not impose restrictions on companies’ ability to transfer Soles, US Dollars or other currencies from Peru to other countries, to convert Peruvian currency into other currencies. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. For further information, see “ITEM 10. ADDITIONAL INFORMATION – 10.D Exchange Controls”.

The interest income we earn on our interest-earning assets and the interest expense we pay on our interest-bearing liabilities could be affected by changes in domestic and international market interest rates, which are sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions.

We have implemented several policies to manage the interest rate risk exposure and seek proactively to update the interest rate risk profile to minimize losses and optimize net revenues; however, a sudden and/or significant volatility in market interest rates could have a material adverse effect on our financial condition and results of operations. For further information, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – (12) Sensitivity to Changes in Interest Rates.”

We also face foreign exchange risk on credit that we extend through our banking business, which is primarily conducted through BCP Stand-alone. To address this risk, BCP Stand-alone identifies borrowers that may not meet their debt obligations due to currency mismatches, by performing a sensitivity analysis of the credit rating of companies and the debt-service capacity of individuals. Then, we classify borrowers according to their level of foreign exchange credit risk exposure. We monitor these clients, and, on an ongoing basis, we revise our risk policies for underwriting loans and managing our portfolio of foreign currency denominated loans. However, these policies may not sufficiently address our foreign exchange risk, resulting in adverse effects on our financial condition and results of operations.

We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching their volumes and maturities. Nevertheless, a sudden and significant depreciation of the Sol could have a material adverse effect on our financial condition and results of operations. For further information, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – (13) Foreign Currency Exchange Rate Risk”.

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

Business Performance Risks

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

In addition, loan concentration in commercial sectors is particularly salient in Peru and significant deterioration in such sectors may have a material adverse effect on our business, financial condition and results of operations. For additional detail on the composition of our loan portfolio see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan portfolio and – 7.3.3 Concentrations of loan portfolio and lending limits”. Our current strategy includes increasing our exposure to market segments with heightened credit risk, including middle-market and consumer segments, such as unsecured small companies and consumer loans and consumer mortgages, which have higher risk profiles as compared to loans to large corporate customers. Given the changing composition of our loan portfolio and the possible adverse changes in the environment in which we operate, our future results may differ significantly from our past results.

Finally, the Group relies heavily in the use of models all throughout the credit management process (prospection, underwriting, monitoring and collection). This requires a comprehensive governance framework seeking excellent standards in the quality and stability of these models. Severe changes in the macro and micro economic environment could affect the calibration of these models and could have a negative impact in the risk quality of our portfolio, especially in the consumer and small and medium enterprise (SME) segments.

Accurate underwriting and setting of premiums, as well as reinsurance, are important risk management tools for primary insurance companies, including Grupo Pacifico. But we face the risks that the estimates underlying our underwriting and premiums may be inaccurate, and that our reinsurers will be unable to honor their contractual obligations.

Grupo Pacifico’s operating performance and financial condition depend on its ability to underwrite and set premium rates accurately across a full spectrum of risks. In order to be profitable, Grupo Pacifico must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses.

To price premium rates accurately, Grupo Pacifico must:

•	Collect and analyze a substantial volume of data;

•	Provide sufficient resources to its technical units;

•	Develop, test and apply appropriate rating formulae;

•	Closely monitor changes in trends in a timely fashion; and

•	Predict both severity and frequency with reasonable accuracy.

If Grupo Pacifico fails to accurately assess the risks that it assumes or does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a material adverse effect on our operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing life insurance reserves and P&C loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacifico ultimately expects to pay out on claims and the related costs of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others: (i) in the case of life insurance reserves, changes in mortality/longevity rates, interest rates, persistency rates and regulation; and (ii) in the case of P&C loss reserves, changes in medical costs, repair costs and regulation. Any negative effect on Grupo Pacifico could have a material adverse effect on our results of operations and financial condition.

For more details on extraordinary situations where these risks are latent, please see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control”.

Grupo Pacifico assumes reinsurance risk in the normal course of business for our insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, considering the product classification of the reinsured business.

While Grupo Pacifico’s internal requirements in regard to reinsurer counterparty credit risk are higher than local regulatory requirements, as set by Grupo Pacifico’s risk management unit and approved by the Risk Committee, a failure by one or more of our counterparty reinsurance companies to honor their contractual obligations could have a material adverse effect on our financial condition and results of operations.

Risks not contemplated in our insurance policies may affect our results of operation.

We maintain insurance in amounts that we believe to be adequate to cover risks related to our operations, including, among others, internal and external fraud, computer crime, professional liability for services we provide, Directors and officers liability and general liability against general claims involving bodily injuries and property damage. However, it is possible that the terms and conditions of the insurance policies we have will not cover a specific event or incident, or that our insurance will cover only part of the losses that we may incur. The insurance policies of Credicorp and its subsidiaries are contracted with Grupo Pacifico. Grupo Pacifico reinsures the policies in the cases it deems pertinent due to the materiality of the risk.

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

For example, in 2020, the Group recorded a gross impairment loss totaling S/64.0 million for its investment in Mibanco Colombia (formerly Bancompartir) as a result of its assessment of the recoverable amount. In this assessment, the fair value of Mibanco Colombia was estimated to be 366,691 Colombian Pesos (COP), equivalent to US$95.7 million, in comparison to its book value of 434,825 COP, equivalent to US$113.4 million.

For further detail please see Note 11(b) (Intangible Assets and Goodwill) to the consolidated financial statements.

Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us.

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, ASB, Prima AFP and Credicorp Capital. Subject to certain minimum liquidity, reserve and capital adequacy requirements under applicable regulations, we are able to cause our subsidiaries to declare dividends. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, apart from the minimum capital requirements, there are no restrictions on the ability of BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, ASB, Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments. Further, to mitigate the financial effects of the COVID-19 outbreak and ensure a strong capital base, Credicorp may reduce the dividends declared by its subsidiaries, which may affect Credicorp’s ability to declare dividends to its shareholders.

Since our main Peruvian subsidiaries pay dividends considering the accumulated results shown in the financial statements prepared under GAAP in Peru applicable to financial entities, it is necessary to consider that there could be differences between Peruvian GAAP and IFRS. The main difference between these is concentrated in the application of IFRS 9, for both the methodology used to determine the provision for credit losses in loan portfolio and for the determination of financial income for loans. For 2020, the application of IFRS9 resulted in provision expense for credit losses in the loan portfolio being S/594.3 million higher than under Peruvian GAAP and in net interest income being S/178.7 million lower than under Peruvian GAAP. The combined effects of these differences, net of income tax, resulted in net profit being S/545.0 million lower under IFRS than under Peruvian GAAP.

Finally, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (such as ASB, BCP Bolivia, Credicorp Capital Holding Chile, and Credicorp Capital Holding Colombia) is subject to the impact of the depreciation of the dividend’s currency against Credicorp’s functional currency. This would have a negative impact on our ability to pay dividends to shareholders. For further details about Credicorp’s Dividend Policy refer to “ITEM 8. FINANCIAL INFORMATION – 8.A Consolidated Statements and Other Financial Information – (3) Dividend Policy”.

Operational Risks

A failure in, or breach of, our operational or security systems, fraud by employees or outsiders, other operational errors, and the failure of our system of internal controls to discover and rectify such matters could temporarily interrupt our businesses, increasing our costs and causing losses.

Like most companies, we are increasingly dependent on information technology (IT) systems. The use of IT brings risks such as availability & continuity risk, change risk, data integrity risk, outsourcing risk and cybersecurity risk. These risks can be triggered by people, technology or process failures or by malicious internal or external actors. While we constantly strive to provide more and better functionality to our customers by expanding our mobile and internet-based products and services, at the same time we increase our footprint and visibility, and thus our exposure to these risks.

Ensuring the availability and continuity of our systems becomes a challenge due to the complexity and variety of services offered; the risk of change is added to this, and despite the controls and contingency plans that we have in place, an error in the process or incident in our infrastructure would directly affect our systems. We have third-party services that also store, transmit and process our confidential information and that of our clients, which constitutes the outsourcing risk. In addition, we have seen an increase in recent years of cyberattacks not only against financial institutions but also their providers worldwide and these cyberattacks are increasingly sophisticated; using new techniques and tools; and exploiting unidentified vulnerabilities.

To face these risks, we implement security technologies and improvements in the monitoring and control processes to protect the integrity and confidentiality of our data, as well as the strengthening incident response management and our cybersecurity awareness program. However, we cannot assure that our system of internal controls will be entirely effective. These cyberattacks could cause a significant loss of customer data or confidential information, in addition to large costs to resolve the incident, loss of revenue, loss of customers, legal risks which would directly affect our business and operation.

Our anti-money laundering and anti-terrorist financing measures might not prevent third parties from using us as a conduit for such activities and could damage our reputation or expose us to fines, sanctions or legal enforcement, which could have a material adverse effect on our business, financial condition and results of operation.

As financial institutions, our subsidiaries are subject to comply with significant anti-money laundering and anti-terrorist financing laws, regulations, as well as the international standards and recommendations such as the ones provided by the Financial Action Task Force (FATF). Aligned with these principles, our group has developed a comprehensive risk-based approach strategy to implement an Anti-Money Laundering (AML) and Counter-Terrorism Financing (CTF) Program in every financial institution of Credicorp. Nonetheless, the COVID-19 pandemic has forced financial institutions and regulators across the globe, to rethink operations and adapt to an entirely new environment.

Key regulators have encouraged financial institutions to be flexible with certain aspects of their AML/CTF requirements, such as client onboarding and customer due diligence, but at the same time, they are requiring financial institutions to maintain control and compliance. At Credicorp, our financial institutions have continued to face many of the pre-COVID AML/CTF risks such as fines, commercial sanctions or legal enforcement. Since the advent of the COVID-19 pandemic, these risks may be experienced under more complex circumstances, such as an increase in fraudulent activities. To address confinement and social distancing measures introduced to contain COVID-19, we have adapted our compliance AML/CTF program and processes to a work-from-home setting and shifted entire operations to online platforms and digital channels without reducing the enforcement of our procedures for investigations, onboarding and customer identification.

In Peru, the SBS published the Anti-Money Laundering and Anti-Financing of Terrorism (AML/AFT) Risk Management Regulation in 2015 (SBS Resolution No. 2660-2015 and subsequent amendments); which includes provisions that extend the duties and functions of the Compliance Officer, make clear the obligation of companies to carry out customer classification under strict terms, establish enhanced due diligence for high risk customers and set out the guidelines for transferring funds, as well as many other specific details for daily transactions. These guidelines result in higher operational costs, due to the significant investment in technology required to keep up with the strict terms of the regulation.

Environmental, Social and Governance Risks

Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in Peru, such as earthquakes, floods and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to the El Nino Phenomenon, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, which provokes heavy rains off the coast of Peru that may result in floods and mudslides in the north and central Andean regions. Due to its very strong intensity, the 1997-1998 the El Nino Phenomenon destroyed crops and infrastructure equivalent to 2.2% of GDP. In early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity, caused widespread damage to infrastructure and displaced people, resulted in a deceleration of growth from 4.0% in 2016 to 2.5% in 2017. According to Peru’s fiscal council, El Niño Phenomenon caused US$6.2 billion in damages (equivalent to 2.9% of GDP) in affected regions in the first half of 2017 through damages to bridges, roadways, housing and educations services, among others. This weather phenomenon will continue to affect negatively Peru’s GDP from time to time and may affect the financial situation of some of Credicorp’s clients and the quality of our loan portfolio.

Similar natural disasters, or other types of disaster, could impair our operational capacity. Our business continuity plans include emergency response, disaster recovery, operations continuity, crisis management, data protection and recovery, and critical systems redundancy. Although we test our business continuity plans annually, these plans may prove to be ineffective which could have a material adverse effect on our ability to carry out our businesses, especially if an incidence or disaster affects computer-based data systems or damages customer or other data. In addition, if a significant number of our employees were affected by the natural disaster, our ability to conduct business could be impaired.

Our subsidiary, Grupo Pacifico, is exposed to additional risks associated with natural disasters. To protect Grupo Pacifico’s solvency and liquidity, our insurance business historically has obtained reinsurance contracts for a substantial portion of its earthquake-related risks through automatic quota share and excess of loss; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters.

We may incur financial losses and damages to our reputation from environmental, social and governance (ESG) risks. In recent years, these risks have been recognized as increasingly relevant, since they can affect the creation of long-term value for stakeholders of the company.

Environmental issues may affect our businesses, mainly our banking and asset management business, as the relation with some of our clients may be damaged if the company is perceived as not being environmentally responsible. Also, we may suffer from reputational risk if the projects or companies we finance, or invest into, cause environmental damage. Additionally, we are exposed to the physical risks of climate change, which can generate adverse climate effects such as, for example, a more frequent or a more intense El Nino phenomenon as described in more detail in “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition”.

Social issues related to managing employee, customers and/or communities’ relationships may affect our business mainly through talent and or capabilities deficit, high training costs, compliance failures, operational inefficiencies and reputational risks. Corporate governance issues may affect our business mainly through reputational risk, if we are perceived by stakeholders as a company that has any controversy related to transparency, Board structure and remuneration or stakeholder governance.

ITEM 4. INFORMATION ON THE COMPANY

4. A     History and development of the company

Credicorp Ltd. (The New York Stock Exchange (NYSE) and Bolsa de Valores de Lima (BVL) trading code: BAP) is an exempted company that was formed in Bermuda on August 17, 1995 pursuant to the Bermuda Companies Act 1981 to act as a holding company for, and to coordinate the policy and administration of our subsidiaries, which include BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, Prima AFP, Credicorp Capital and ASB. We currently hold, directly and indirectly, 97.71% of BCP, 99.96% of BCP Bolivia, 99.92% of Mibanco, 98.81% of Grupo Pacifico, 100.00% of Prima AFP, 100.00% of Credicorp Capital and 100.00% of ASHC (and 100.00% of ASB through ASHC). See “ITEM 4. INFORMATION ON THE COMPANY – 4.C Organizational Structure”. In Bermuda, Credicorp operates under the Bermuda Companies Act 1981 (as to date amended).

Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement a universal banking service mainly in Peru, Bolivia, Colombia and Chile and to develop our insurance and pension funds and Investment Banking and Wealth Management businesses. Though we primarily focus on the aforementioned countries, we also make limited investments in other countries in the same region. Our registered address in Bermuda is at Clarendon House, 2 Church Street, Bermuda, the phone number is +1 441 295 5950 and the address of our Internet website is https://www.grupocredicorp.com/ (which website, and the information on such website, are not incorporated in this Form 20-F). The management and administrative office (that is, principal place of business) of our principal subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and its phone number is +51-1-313-2000.

The SEC maintains an Internet website that contains reports of issuers that file electronically with the SEC. Our electronic filings with the SEC are available to the public from the SEC’s Internet website at http://www.sec.gov. (Trading Code – BAP)

As of December 31, 2020, our total assets were S/237.4 billion and our equity attributable to Credicorp’s equity holders was S/24.9 billion. Our net profit attributable to Credicorp’s equity holders in 2018, 2019 and 2020 was S/3,983.9 million, S/4,265.3 million and S/346.9 million, respectively. See “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

During 2012, Credicorp initiated the creation of a regional investment banking platform. On April 27, 2012, Credicorp acquired a 51% stake in Correval S.A. Comisionista de Bolsa in Colombia and On July 31, 2012, Credicorp acquired 60.6% of IM Trust S.A. Corredores de Bolsa in Chile. In April 2013, Credicorp Capital Peru S.A.A. was created and included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP Stand-alone’s investment banking activities.

On March 20, 2014, Credicorp, through its subsidiary Edyficar S.A. (Edyficar), acquired a 60.68% stake in Mibanco, Banco de la Microempresa S.A. (Mibanco). During the following months, Credicorp acquired an additional total of 26.25% of Mibanco’s capital stock. As of December 31, 2014, Credicorp owned 86.93% of Mibanco’s capital stock. A merger transaction between Edyficar and Mibanco was made effective on March 2, 2015. As of the date that the merger became effective, Credicorp held 95.36% of the new Mibanco’s capital stock.

In 2015, Grupo Pacifico signed an agreement with Banmedica to participate as equal partners in the health insurance and medical services business. This association includes the private health insurance managed by Pacifico Seguros, the corporate health insurance for employees sold by Pacifico Seguros corporate health insurance business, and medical subsidiaries (associate clinics, cancer centers and health laboratories) that provide medical services. As a result, Grupo Pacifico transferred the majority control of Pacifico corporate health insurance business and medical services to Banmedica. Consequently, the Pacifico corporate health insurance business and medical services are no longer consolidated with Grupo Pacifico for accounting purposes and are reported as an investment in associates.

On May 12, 2016, BCP Stand-alone sold its shares of BCP Bolivia to ICBSA, an indirect subsidiary of Credicorp Ltd. This transfer was part of the reorganization of Credicorp’s organizational structure in Bolivia to efficiently manage its investments in that country and to comply with applicable Bolivian rules and regulations.

On September 30, 2016, Credicorp Capital, through its holding subsidiaries, concluded the acquisition of non-controlling interests in its operating subsidiaries Credicorp Capital Colombia S.A. Later, Inversiones IMT S.A. was dissolved, and replaced as an operating subsidiary by Credicorp Capital Chile.

On February 23, 2017, at the Annual Shareholders’ Meetings of PPS and Pacifico Vida, the merger between PPS and Pacifico Vida was approved. The merger came into effect on August 1, 2017, after the SBS issued the corresponding merger authorization. The resulting company is Pacifico Compañia de Seguros y Reaseguros (Pacifico Seguros).

On December 20, 2017, Credicorp’s Board of Directors resolved to organize Credicorp’s subsidiaries in four LoBs: Universal Banking; Microfinance; Insurance and Pension; and Investment Banking and Wealth Management. These changes took effect on April 1, 2018.

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

In January 2019, 91.36% of the Compania Incubadora de Soluciones Moviles S.A. – Culqi was acquired and Krealo S.P.A was chartered. In March 2019, Credicorp Capital Negocios Digitales S.A.S. was chartered; in July 2019, 100% of Tenpo SPA and 100% of Multicaja Prepago S.A. were acquired.

On February 12, 2019, Credicorp Ltd., through its subsidiary Credicorp Holding Colombia S.A.S., reached an agreement with the shareholders of Ultraserfinco S.A. Comisionista de Bolsa, a financial services company in Colombia, to acquire a 100% stake in Ultraserfinco S.A. Comisionista de Bolsa and its subsidiaries, which include 100% of Ultra Holding Group Inc., which in turn holds 100% of Ultralat Group Inc. (includes 100% of Ultralat Investment Advisor and 100% of Ultralat Capital Market Inc.), for approximately US$43.0 million. On November 1, 2019, after obtaining the necessary regulatory approvals, the complete acquisition of 100% of the capital stock of Ultraserfinco S.A. Comisionista de Bolsa completed through Credicorp Holding Colombia S.A.S and Credicorp Capital Fiduciaria S.A. Ultraserfinco S.A. Comisionista de Bolsa has several subsidiaries including Ultralat, a company regulated by the SEC.

On June 28, 2019, Credicorp Ltd., through its subsidiary Credicorp Holding Colombia S.A.S., reached an agreement with the majority shareholders of Banco Compartir S.A. (Bancompartir) to acquire a majority stake in Bancompartir, which provides microfinance and SME financing solutions to micro entrepreneurs and was one of the top four microfinance banks in Colombia. On December 2, 2019, Credicorp Ltd. announced that after obtaining the necessary regulatory approvals, it completed the acquisition of 77.46% of the capital stock of Bancompartir for approximately US$76.0 million, as part of Credicorp Ltd.’s strategy of expanding its microfinance business in Latin America.

On October 30, 2020, Credicorp Ltd. confirmed the merger of Bancompartir and Edyficar S.A.S (Encumbra), to be integrated under the name Mibanco - Banco de la Microempresa de Colombia S.A. (Mibanco Colombia). The merged entity has a consolidated loan portfolio of more than US$270 million as of December 31, 2020. Its operating model focuses on achieving financial inclusion and social development serving and accompanying small and micro entrepreneurs in line with the business strategy proposed by Credicorp.

Subsequent Events

•

On February 1, 2021, we finalized the merger between Credicorp Capital Securities, Inc. and Ultralat Capital Markets, LLC (UCM), which resulted in Credicorp Capital LLC. Credicorp Capital LLC is a broker-dealer registered with FINRA and the SEC. Credicorp Capital LLC is owned by Credicorp Capital Limited, which is wholly owned by Credicorp Ltd. Credicorp Capital LLC has an affiliate investment adviser, Credicorp Capital Advisors LLC. They share the same Board of Directors and ownership.

•

ASHC is executing a merger by absorption between its subsidiaries Atlantic Security Bank (Cayman Islands) and ASB Bank Corp (Panama), with the latter being the surviving entity. The process is in the regulatory approval stage and is expected to be concluded within the second quarter of 2021. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.2 Cayman Islands and 6.2.6 Panama”.

•

In March 2021, the Peruvian congress approved a new law which grants the BCRP the power to set an interest rate ceiling every six months and defines new regulation on certain fee charges. For further information, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.D Trend Information”.

•	During the last week of March 2021, BCP Stand-alone executed a liability management transaction, to strengthen its capital base.

○

BCP Stand-alone issued a USD500 million subordinated bond maturing in 2031 at a coupon rate of 3.25%, and repurchased USD 60 million of a subordinated bond maturing in 2026 at a coupon rate of 6.875% and USD 99 million of a subordinated bond maturing in 2027 at coupon rate of 6.125%.

○	Additionally, BCP Stand-alone announced a make-whole redemption of the outstanding amount of both subordinated bonds maturing in 2026 and in 2027, which took place in April 2021.

○

The transaction generated a one-off charge in financial expenses in March 2021 and will result in a negative impact in year 2021 due to the premiums related to the repurchase and redemption of the old bonds. Nonetheless, we expect that this transaction will generate savings in financial expenses in future periods due to the lower interest rate of the new bond.

For more details please review note 36 (“Events occurred after the reported period”) to our consolidated financial statements.

4. B    Business Overview

(1) Credicorp Overview

Credicorp is the leading financial services holding company with operations in Peru with over 130 years of experience in the financial sector. We are organized into four LoBs: (1) Universal Banking, and (2) Insurance and Pensions that mainly serve the overall Peruvian market, together with (3) Microfinance and (4) Investment Banking and Wealth Management that have a strong presence in Latin America.

In 2020, Credicorp commemorated its 25th anniversary of listing on the New York Stock Exchange (NYSE). Throughout its history, Credicorp has leveraged the strength of its franchises and has evolved towards customer-centricity, innovation and growth, and has consolidated into a Group with more than 36,000 employees and operations mainly in four countries: Peru, Colombia, Chile and Bolivia.

Our Purpose

Contributing to improve lives by driving the changes that our countries need.

Our Vision

To be a sustainable financial services leader in Latin America. We are purpose-led, future-oriented and focused on creating superior and sustainable value for our employees, customers, shareholders and the countries we operate in.

We fulfill our vision through four key growth levers. These include: 1) our positioning as a leading player in an underpenetrated region; 2) our ability to remain close to our customers through our expansive footprint, facilitating cross-selling opportunities; 3) the actively managed approach of our independent business lines, leveraging best practices, synergies and scale; and 4) our innovative culture and ability to replicate successes throughout the organization.

Being a leading player or among the main players in each of our businesses, we continue to see an important growth potential based on the low levels of penetration in the financial industry in the markets in which we operate, where the majority of Peru’s population use informal financial products and only 43% of the adult population has a bank account, according to the SBS. Additionally, one of the reasons why banking penetration in Peru is so low is the relative informality of the Peruvian economy: 72% of the 17 million economically active Peruvians do not have formal employment, according to the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadisticas e Informatica or INEI by its Spanish initials). Furthermore, in Latin America, 46% of people do not have a bank account, 87% do not have a voluntary investment product, and 70% of the SMEs do not have a payment solution. While we continue to see Peru as our main market and the focus of our growth, we are also very interested in focalized opportunities in Colombia and Chile.

Each of our LoBs has made efforts to become more customer centric, so we can understand our customers better and develop processes and products that solve their needs without creating pain points. The utilization of data has been key in understanding patterns and creating solutions. In 2020, client satisfaction evolved positively in BCP (from 67% in 2019 to 69% in 2020) and Grupo Pacifico (from 63% to 70%). We also try to focus on capturing cross-selling opportunities when more than one LoB is involved in serving our clients throughout our diversified physical and digital distribution networks.

Over the past years, Credicorp has been evolving its operating model called Credicorp’s Way. The objective is to identify best practices within the LoBs staff functions, to be shared among the different units without increasing bureaucracy and costs associated with a centralized staff. This is continuously adjusted over time, as the impact of this initiative is constantly evaluated. As a result, Credicorp’s businesses share best practices such as Data and Analytics, Agility and Cybersecurity with expert staff.

As developed below in “(2) Lines of Business (LoBs)”, each of our LoBs has its own agenda, tailored to the needs of the individual customers and to the priorities and situation of each business unit. They all have a common goal, which is to rapidly adapt and transform our operating models and our distribution channels in order to improve customer experience while capturing cost efficiencies.

Open Innovation

As part of our innovation efforts at the holding level, in 2018 Credicorp set up Krealo S.P.A (Krealo), our open innovation initiative, to be better connected to the fintech ecosystem in search of opportunities that fit our long-term vision. Krealo aims to drive digital inclusion across Latin America as a means to achieve financial inclusion. The goal is to increase the size of the financial services market while evolving Credicorp’s technology and business models. To do this, Krealo builds, invests in, or partners with fintech and startup companies that create sustainable digital businesses, which complement Credicorp’s transformation. Krealo leverages Credicorp’s experience and financial knowledge combined with the agility and disruption components of fintech companies, offering a new user-centric view of the business.

Krealo targets two main segments in Latin America, consumers and SMEs, through three distinct verticals: e-commerce, SME Services, and Digital Consumers.

For the first segment, e-commerce, we have invested in the marketplace Comercio Digital Integral S.A.C. (Lumingo), which gives access to businesses to a digital sales channel. Also, we acquired Compania Incubadora de Soluciones Moviles S.A. (Culqi), a Peruvian payment gateway that allows businesses to process payments on their e-commerce platforms.

For our SME Services, after our acquisition of Culqi, we developed a mobile point-of-sale (MPOS) solution targeting the long tail of Peruvian SMEs with the objective of complementing Credicorp’s battle against cash. We also invested in the company that created Wally POS S.A.C (Wally), a Peruvian Software as a Service (SAAS) offering that gives business the tools they need to manage their day-to-day operations and finances.

Finally, for our Digital Consumer segment, we have a digital broker in Colombia, Credicorp Capital Negocios Digitales S.A.S (Tyba), which allows people to invest in financial instruments with small tickets. Also, we have Tenpo S.P.A (Tenpo), a financial ecosystem that aims to be Chile’s first neobank, or Internet-only bank. It currently offers transactional services such as peer to peer (P2P) transfers, international and domestic purchases with a digital card, mobile top-ups, utility payments, and withdrawals from PayPal accounts.

In 2021, our strategic focus is to scale our businesses and increase user engagement. We strive to reduce our customer acquisition costs by leveraging organic channels as well as partnerships with Credicorp’s companies and other market leaders. Furthermore, we are developing more products within our ventures to improve the stickiness of our solutions, generate cross-selling opportunities and keep our customers within our ecosystem with wider options according to their needs.

Our Response to the COVID-19 Pandemic

Our ongoing focus on creating stakeholder value, together with the experience of our management and the resilience of our businesses, has allowed us to quickly implement a series of initiatives to support our clients, employees and communities through the COVID-19 pandemic.

Our Response to COVID-19 Pandemic
Front	Initiatives
Employees	•	Biosecurity protocols
	•	More than 19 thousand of front-line employees received protective equipment
	•	95% of office support functions working remotely
	•	Focus on fostering physical, emotional and financial stability
	•	Full medical coverage for employees who have contracted COVID-19
Clients	•	Over 1.5 million clients have benefited from debt reprogramming across Peru, Colombia and Bolivia
	•	Over 1.5 million retail clients have received fee waivers
	•	BCP disbursed over S/22 billion and Mibanco over S/2 billion in government loans
	•	Grupo Pacifico’s clients received COVID-19 coverage, benefited from payments reprogramming, and received partial reimbursements for car premiums
	•	Clients across LoBs have benefitted from digital channels
	•	Financial education campaigns to foster a healthier relationship with the financial system
Society	•	#YoMeSumo campaign, from BCP Stand-alone, contributed with S/126 million (S/100 million from BCP, S/10 million from Mibanco and S/16 million from individuals and enterprises) to more than 160 thousand of vulnerable families
	•	Bolstering the wellbeing of front-line national workers (Health Professionals, Police and Army) through a S/5 million donations to grant them life-insurance policies from Grupo Pacifico
	•	Credicorp Capital, Grupo Pacifico and Prima AFP donated S/4 million to equip the Peruvian health system with medical oxygen
	•	Supporting the Health and Social Inclusion Ministries in designing and executing relief measures through our health and banking networks
Business Continuity	•	Effectively implemented home-office
	•	Executed physical and cyber security measures
	•	Reduced branch capacity in line with our biosecurity protocols and government measures
	•	Provided support to suppliers and commercial partners to ensure service continuity
	•	Successfully implemented contingency plan to ensure liquidity and solvency

Our ESG Approach

In 2020, to further strengthen our long-term performance and competitiveness in the markets in which we operate, we have developed a program to integrate sustainability more deeply within our business strategy and activities. The result is our 2020-2025 Commitment to Sustainability Program (the Sustainability Program) summarized below.

Each of the main subsidiaries of Credicorp will play a vital role in the Sustainability Program. By executing on tangible and feasible business opportunities that aim to improve both business performance and positive ESG impact, we aim to create long-term value for both Credicorp and its stakeholders. The Sustainability Program defines three pillars, that will guide Credicorp’s sustainability ambitions for 2020-2025:

1.

Create a more sustainable and inclusive economy: Financial inclusion is a key driver of this pillar, and Credicorp has always contributed to this front; Mibanco, for instance, has played a particularly important role having historically been committed to serving the microbusiness segment. Efforts to support the growth of SMEs and microfinance customers aim to generate highly positive results in the countries in which we operate, as these are key for economic growth and societal progress. In the consumer segment, with our Yape application, we are facilitating the use of the digital wallet for those who have no bank accounts. Via this digital platform, we have also aided the government in its efforts to distribute economic relief to the country’s vulnerable population. Going forward, we will strengthen our focus on environmental risks and further develop a sustainable investing policy framework for assets under management. We will work alongside our business clients to find ways in which we can help them transition to more green and sustainable business practices through our financing opportunities as part of our 2020-2025 roadmap.

2.

Improve the financial health of citizens: Client experience and efficiency have always been at the core of our strategy. Innovation, digital transformation and improving customer experiences are key to our customer-centric approach. Financial education is particularly relevant in this regard, as it helps us foster healthier relationships between our clients and the financial system. BCP, BCP Bolivia, Mibanco, Pacifico and Prima AFP actively participate in financial education. Given its client base and mission, Mibanco is especially active on this front. We intend to bolster these initiatives to help people improve their financial knowledge and skills to make better financial decisions. We plan to build trusted relationships through transparency and simplicity, while expanding not only the reach but also the content and tools of our financial education programs.

3.

Empower our people to thrive: We will continue to develop our human capital has been, and will continue to be, our priority. Championing a diverse and inclusive workforce should foster creativity and innovation; secure long-term prosperity; and bolster employees’ motivation. To achieve long-term sustainability and successfully implement our ambitious transformation goals, we will need to foster the professional development of the workforce of the future, supporting people in their quests to strengthen their skills, effectiveness and impact to respond to a rapidly and constantly changing business environment. We will also encourage people to do the right thing in their careers and the community, promoting our culture and values. Finally, we will further enhance and strengthen our governance structure to ensure that we are aligned with best practices as we commit to make effective and ethical decisions.

The three pillars described above are aligned with our core business operations and with the United Nations Sustainability Development Goals (SDGs), specifically with the following SDGs:

SDG 5 – Gender Equality: Achieve gender equality and empower all women and girls

SDG 8 – Decent Work and Economic Work: Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

SDG 10 – Reduced Inequalities: Reduce inequality within and among countries

SDG 12 – Responsible Consumption and Production: Ensure sustainable consumption and production patterns

SDG 13 – Climate Action: Take urgent action to combat climate change and its impacts

SDG 17 – Partnerships for the Goals: Strengthen the means of implementation and revitalize the global partnership for sustainable development

Our Sustainability Program includes a portfolio of over 30 client-facing initiatives and business opportunities, grouped into 8 business platforms that are specifically balanced to create financial or strategic value and generate positive stakeholder impact across multiple time horizons. Each of our 6 main subsidiaries – BCP, BCP Bolivia, Mibanco, Pacifico, Prima AFP and Credicorp Capital – contributes to the strategy, by focusing on the objectives best aligned with their core business.

For example, through the Financial Inclusion platform we will focus on developing, offering and distributing products, services and digital channels to reduce the barriers that retail customers (both citizens and SMEs) experience when seeking to join the financial system. The Financial Inclusion platform is also supported by initiatives of other platforms, such as financial education and simplicity & transparency, which can be leveraged to heighten the impact of efforts to reduce barriers.

BCP Stand-alone’s initiatives have been grouped to form its “Reconecta” Sustainability Program. The Reconecta Program is aligned with our Sustainability Program, and seeks to boost financial inclusion, financial education and empowerment for SMEs through the expansion of Yape’s user base, by providing digital tools and training programs to retail customers and SMEs, and by making financial products simpler and more accessible. Furthermore, BCP will seek to accompany wholesale customers in their transition to become more environmentally sustainable businesses.

Mibanco will also contribute to the financial inclusion platform by offering inclusive financial products; efficiently scaling its physical and digital distribution models; striving to build or participate in ecosystems; and entering into public and private partnerships. Pacifico Seguros aims to increase access to insurance products through more inclusive pricing and coverage offerings, such as its indemnity oncological insurance, while Prima AFP intends to promote savings efforts through its AhorroYa! voluntary savings program.

Another of our platforms is helping Businesses to Grow. BCP will focus on empowering SME customers through its Reconecta Program, while Mibanco will focus on growing its microfinance portfolio by scaling and digitalizing its distribution model.

Through the Sustainable asset under management platform, Prima AFP (Pension Funds), Credicorp Capital (Investment Banking and Wealth Management), and Pacifico Seguros (Insurance) are committed to incorporating sustainability factors into their investment processes and have designed diverse ESG initiatives to this effect. The three companies are signatories of the UN’s Principles for Responsible Investment. Additionally, in 2020, Credicorp Capital developed a Responsible Investment Policy framework for the Asset Management division and plans to integrate responsible investment practices in other business areas of the company.

Through the financial education platform, BCP will leverage its “ABC del BCP” initiative to educate people to use financial products, promoting a healthier relationship with the financial system in general, and with BCP in particular. Pacifico Seguros has a back-to-basics project to use its “ABC del Seguro” initiative to educate the young adult target market regarding, among others, the benefits of insurance products. Prima AFP will accelerate efforts to increase knowledge of the pension system; educate the population about the system’s importance; explain the benefits of affiliation; and demonstrate the positive effects that the system has on the broader economy. Mibanco is planning to exponentially increase the reach of its financial and digital education programs; develop digital training tools; and use mobile phone capacities with a specific focus on microloans.

To help achieve the key ambitions within each pillar, we identified 7 so-called enablers that will help step up change and ensure accountability for ESG initiatives and results. One of the main enablers, enhancing our corporate governance framework, entails creating a stronger sustainability governance structure. To that end, we have designated Credicorp’s Deputy CEO, Mr. Alvaro Correa as Executive Sponsor of our Sustainability Program, we have created a Sustainability Office at the holding level, and each subsidiary has designated an Executive Sponsor (its respective CEO) and a Sustainability Leader. We are currently in the process of developing goals and metrics to measure performance.

Credicorp’s Integrated 2020-2025 ESG Business Strategy
Our Vision

To be a sustainable financial services leader in Latin America. We are purpose-led, future-oriented and focused on creating superior value for our employees, customers, shareholders and the countries we operate in

Three Pillars	Create a more Sustainable and Inclusive Economy			Improve the Financial Health of Citizens		Empower our People to Thrive
12 Key Ambitions

● Increase financial inclusion

● Contribute to the transition to a more formal economy

● Support the transition to an environmentally sustainable economy, including the effects of climate change

● Enable SMEs to start and grow, including our supplier ecosystem

● Become #1 in delivering the best experience      for      our customers    in    the most efficient way

● Build      long-term,      trusted relationships      through transparency and simplicity

● Help   people   improve their financial knowledge and skills   to make   better financial decisions

● Increase the pace of innovation to anticipate    customer’s needs in the future

● Champion   diversity,  inclusion and gender equality

● Model   the  development  of  the workforce for the future by supporting people to enhance their skills, effectiveness, and impact

● Enhancing   out   governance structures and encourage people to do the right thing in their    careers   and   the community

● Develop societal solutions and partnerships to solve important issues

8 Platforms	Sustainable Assets under management	Financial inclusion	Sustainable Finance	Financial Education	Simplicity and Transparency	Female oriented products and opportunities
	Helping businesses to grow	Transition to more formal economy
7 Enablers	Human Resources		●Workforce of the future ●Champion diversity, inclusion and gender equality
	Finance		●Optimize communication and reporting to capital markets ●Be the steward of long-term value creation
	Risk		●Integrate ESG into risk management framework including improving cybersecurity and data protection
	Other		●Enhancing corporate governance framework ●Direct environmental footprint and ESG communications

Through our Sustainability Program, we will continue to identify business opportunities, but success will ultimately depend on the internal measures the Group and its subsidiaries take to advance implementation of the program to achieve key sustainability results. We are laying the groundwork to change the way we measure the success of our operations by adding new metrics that go beyond traditional indicators of financial performance.

As we move forward, our focus will be on improving our disclosure to provide our stakeholders with up-to-date information on our sustainability efforts and policies. We will also focus on incorporating international best practices in our sustainability reporting standards and to our new holistic performance measurement framework.

Risk Rating

In June 2020, Fitch Ratings and S&P Global, assigned Credicorp Ltd.’s new issuance with the risk ratings of BBB+ and BBB, respectively. The criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency.

Credicorp’s LoBs’ Contributions

According to IFRS, an operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM), who makes decisions about resources allocated for the segment and assesses its performance, and for which discrete financial information is available.

The following table provides certain financial information about our LoBs as of and for the year ended December 31, 2020 and 2019:

	As of and for the year ended December 31, 2020
	External income (2)		Net interest, similar income and expenses		Non-interest income, net (3)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	10,775	58.6	6,092	71.1	2,795	58.7	180,766	76.1
BCP Bolivia	773	4.2	330	3.9	103	2.2	12,472	5.3
Insurance and Pension funds
Pacifico Seguros and subsidiaries	3,211	17.5	526	6.1	602	12.6	16,025	6.8
Prima AFP	389	2.1	(8)	(0.1)	388	8.1	1,108	0.5
Microfinance
Mibanco	1,972	10.7	1,550	18.1	24	0.5	15,649	6.6
Mibanco Colombia (1)	238	1.3	165	1.9	28	0.6	1,208	0.5
Investment Banking and Wealth Management	1,102	6.0	70	0.8	920	19.3	11,715	4.9
Other segments	(78)	(0.4)	431	5.0	(96)	(2.0)	3,484	1.5
Eliminations	-	-	(585)	(6.8)	-	-	(5,021)	(2.2)
Total consolidated	18,382	100.0	8,571	100.0	4,764	100.0	237,406	100.0

(1)	Bancompartir and Encumbra merged in October 2020 to form Mibanco Colombia. See more detail in Note 2(a) to the consolidated financial statements.
(2)	Corresponds to total interest and similar income, non-interest income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(3)	Corresponds to total non-interest income (include income and expenses for commissions) and insurance underwriting result.

	As of and for the year ended December 31, 2019
	External income (2)		Net interest, similar income and expenses		Non-interest income, net (3)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	11,750	59.8	6,245	68.7	3,632	67.3	139,832	74.4
BCP Bolivia	736	3.7	329	3.6	117	2.2	10,481	5.6
Insurance and Pension funds
Pacifico Seguros and subsidiaries	3,224	16.4	493	5.4	346	6.4	13,785	7.3
Prima AFP	457	2.3	(1)	-	457	8.5	909	0.5
Microfinance
Mibanco	2,408	12.2	1,901	20.9	62	1.1	13,576	7.2
Bancompartir (1)	18	0.1	13	0.1	2	-	1,028	0.5
Encumbra	50	0.3	43	0.5	2	-	141	0.1
Investment Banking and Wealth Management	968	4.9	69	0.8	885	16.4	9,423	5.0
Other segments	63	0.3	443	4.9	561	10.4	2,998	1.6
Eliminations	-	-	(443)	(4.9)	(669)	(12.3)	(4,314)	(2.2)
Total consolidated	19,674	100.0	9,092	100.0	5,395	100.0	187,859	100.0

(1)	Bancompartir and Encumbra merged in October 2020 to form Mibanco Colombia. See more detail in Note 2(a) to the consolidated financial statements.
(2)	Corresponds to total interest and similar income, non-interest income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(3)	Corresponds to total non-interest income (include income and expenses for commissions) and insurance underwriting result.

The following table sets forth the contribution to the consolidated net profit attributable to our equity holders by each of LoBs and main subsidiaries:

	2018		2019		2020
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	2,858	71.7	3,163	74.2	606	174.6
BCP Bolivia	78	1.9	79	1.8	(74)	(21.3)
Insurance and Pension
Pacifico Seguros and subsidiaries (1)	349	8.8	377	8.8	192	55.3
Prima AFP	140	3.5	197	4.6	148	42.7
Microfinance
Mibanco	445	11.2	392	9.2	(371)	(106.9)
Bancompartir	-	-	(2)	0.0	(97)	(28.0)
Encumbra	5	0.1	5	0.1	-	-
Investment Banking and Wealth Management (2)	146	3.7	230	5.4	192	55.3
Other segments and eliminations (3)	(37)	(0.9)	(176)	(4.1)	(249)	(71.7)
Total	3,984	100.0	4,265	100.0	347	100

(1)	Includes Crediseguro S.A. Seguros Personales, Crediseguro S.A. Seguros Generales (incorporated in 2017) y Pacifico Asiste (incorporated in 2020).
(2)	Bancompartir and Encumbra merged in October 2020 to form Mibanco Colombia. See more detail in Note 2(a) to the consolidated financial statements.
(3)	Investment Banking and Wealth Management mainly includes Credicorp Capital Ltd and subsidiaries and Atlantic Security Bank.
(4)	As of December 31, 2020, it includes Credicorp Ltd., Grupo Credito and ASHC which mainly includes expenses and others.

The following table shows our LoBs and main subsidiaries’ respective percentage contributions to our total equity attributable to Credicorp’s equity holders:

	2018		2019		2020
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	15,063	63.2	16,762	63.9	16,122	64.6
BCP Bolivia	691	2.9	736	2.8	691	2.8
Insurance and Pension
Pacifico Seguros and subsidiaries (1)	2,614	11.0	2,801	10.7	2,971	11.9
Prima AFP	633	2.7	698	2.7	700	2.8
Microfinance
Mibanco	1,898	8.0	2,086	8.0	2,110	8.5
Mibanco Colombia (2)	-	-	158	0.6	215	0.9
Edyficar S.A.S. (2)	58	0.2	61	0.2	-	-
Investment Banking and Wealth Management (3)	1,905	8.0	1,841	7.0	2,503	10.0
Other segments and eliminations (4)	977	4.0	1,095	4.1	(366)	(1.5)
Total	23,839	100.0	26,238	100.0	24,946	100

(1)	Includes Crediseguro S.A. Seguros Personales, Crediseguro S.A. Seguros Generales (incorporated in 2017) y Pacifico Asiste (incorporated in 2020).
(2)	Bancompartir and Encumbra merged in October 2020 to form Mibanco Colombia. See more detail in Note 2(a) to the consolidated financial statements.
(3)	Investment Banking and Wealth Management mainly includes Credicorp Capital Ltd and subsidiaries and Atlantic Security Bank.
(4)	Includes Grupo Credito, CCR Inc., Inversiones Credicorp Bolivia, BCP Emisiones Latam 1 S.A., SEAH and others.

For a description of the principal markets in which we compete, please refer to “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (2) Lines of Business (LoBs), – (5) Competition, and – (6) Supervision and Regulation” and Note 31 to Credicorp’s consolidated financial statements. For a breakdown of total income and operating income by geographic market for each of the last three fiscal years, as well as other historical information about our LoBs, please refer to Note 31 to Credicorp’s consolidated financial statements.

(2) Lines of Business (LoBs)

2.1 Universal Banking

Universal Banking business, which focuses on lending and investment, is organized into (i) retail banking activities, including our Individuals, SME-Business, SME-Pyme segments, which are carried out by BCP Stand-alone’s Retail Banking Group (RBG); (ii) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP Stand-alone’s Wholesale Banking Group (WBG); (iii) treasury activities, including asset and liabilities management (ALM); sales and trading; and foreign exchange and derivatives distribution which are carried out by BCP Stand-alone’s Treasury function; and (iv) wholesale and retail banking activities in Bolivia.

The majority of our banking business is carried out through BCP Stand-alone, the leading Bank in Peru with close to 35% market share in loans and deposits. We conduct banking activities in Bolivia through BCP Bolivia, a full-service commercial bank.

2.1.1 BCP Stand-alone

(I)        BCP Stand-alone’s Overview

BCP Stand-alone has one agency in Miami and one branch in Panama. See “ITEM 4. INFORMATION ON THE COMPANY – 4.C Organizational Structure – (1) Credicorp – (i) BCP.” BCP Stand-alone’s operations are supervised and regulated by the SBS, SMV and the BCRP in Peru, by the Office of Financial Regulation of the State of Florida Department of Financial Services and the FED in the U.S., and by the SBP in Panama. As of and for the year ended December 31, 2020, BCP Stand-alone represented 76.1% of our total assets, and 64.6% of our equity attributable to Credicorp’s equity holders.

BCP Stand-alone’s purpose and values

Our purpose is “Transforming plans into reality”. We aim to support our clients by always being with them, encouraging and transforming their dreams and plans into reality, while building Peru’s story of development and progress deepening our connection to communities to generate value for all stakeholders and ensure long-term sustainability.

We believe our values are key elements to fulfilling our purpose and shaping our culture. We call it our WOW culture because it helps us to provide the best Customer Experience with a team committed to achieving our customers goals and dreams. Our values guide our employees and shareholders to work towards our purpose and reflect the role we want in Peruvian society. Our values are:

•	Customer Centricity

•	Test and Learn

•	Risk-conscious and righteous

•	Collaboration

•	Give your Best

•	Boost your Skills

Our framework

The framework which guides our path is comprised of key objectives and key results, as well as strategic pillars. The former describes what we want to achieve, while the latter represents how we want to achieve it.

We have two key objectives that leads all our business efforts: (i) being number one in customer experience and (ii) having the best efficiency ratio in Latin America.

We have seven strategic pillars directly related to each of our key objectives (efficiency and experience), and internal capabilities, to help ensure a comprehensive strategic plan.

Experience:

•	The best experience. We offer a WOW experience in each touchpoint with our customers; and aim to provide solutions to their needs; and to support them at critical moments.
•	Deepening our connection to communities. We do business taking into consideration our role in the society and our different stakeholders.

Efficiency

•

New sources and optimization of income. We continually develop new products and services to serve our customers and provide financial solutions to more Peruvians. In addition, we focus on optimizing our current revenue streams to their highest potential.

•	The most efficient bank in the region. We optimize our products and processes with an overall portfolio perspective. We incorporate technology and innovation to offer the most cost-efficient option.

Internal Capabilities:

•	Innovation and digital. We leverage our digital capabilities to know our customers better, and to offer them a 24x7 customer service in a simple, fast and secure manner.
•	Data driven organization. We are the organization that captures and exploits data in the most effective and intelligent manner.
•	The best team. We are a team with the mindset, capabilities and culture focus on delivering continuing value to our customers.

Enablers that facilitate the fulfillment of our objectives

Technology, Data and Operations:

We can now offer our clients a larger array of functionalities, improvements and availabilities. In 2020 we have improved our time-to-market, due to multiple improvements both at traditional water-fall initiatives and specially thanks to Development Security Operations (DevSecOps) practices. For example, we registered a 27% reduction in our average time for pre-production passes from 2019 to 2020 despite a 103% increase in the number of pre-production passes over the same period.

We also are transforming our legacy technologies to be more scalable, efficient and stable. We have multiple initiatives, which could be explained in three layers: front, middle and back, which are related to three technologies: cloud, middleware and APIs respectively. Our main achievements in 2020 have been related to the migration of the client-facing channels to cloud, and on developing and reutilizing APIs. The middleware efforts were postponed due to the COVID-19 pandemic, but we expect the initiative to continue during 2021.

We are using advanced analytics to detect opportunities to optimize and generate additional income. Our Center for Excellence in Analytics helps broaden this capacity to be more effective when incorporating data for decision-making at the team level.

The applications developed by the data laboratories reach multiple users, which provide us with better information on our contacts and more updated information on both clients and non-clients. As a result, we are able to increase the number of leads and pre-approved offers to individual clients.

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

We have defined the following cybersecurity priorities for all the Group’s companies:

a.	Cybersecurity governance structure: The structure consists of three lines of defense (IT Security, Cybersecurity and Audit). Additionally, we have implemented corporate cybersecurity policies.
b.

Adoption of the National Institute of Standards and Technology (NIST) cybersecurity framework: we have taken the NIST cybersecurity framework as a base and using the U.S. Federal Financial Institutions Examination Council (FFIEC) Cybersecurity Assessment Tool, we have performed a self-assessment to determine our risk profile. Based on the results, we are implementing the required controls, as well as a work plan with periodic objectives.

c.

Awareness program: The technology to prevent cyber-attacks is not enough; the weakest point in an organization is, usually, the internal user incorrectly handling digital tools and their exposure to possible cyber-attacks. Therefore, since 2018, BCP Stand-alone generated an awareness strategy, defining parameters and best practices to train users to prevent and respond to cyber-attacks.

d.

Cybersecurity indicators: It is necessary to verify whether the controls we implement are effective. For this reason, BCP defined significant cybersecurity indicators (key risk indicators and key performance indicators) for the organization, such as patches deployment, use of the latest antivirus software, and legacy servers.

e.

Third party governance: To ensure that the information we share with our suppliers complies with our standards, we have updated the critical supplier’s evaluation process including a questionnaire with cybersecurity controls. Additionally, within BCP Stand-alone, we have implemented an online monitoring tool for those critical providers that have access to our information.

f.

Implementation of security technologies: Cyber-attacks are increasingly sophisticated, so the threat trend is periodically analyzed to generate a list of minimum technologies necessary to address these risks.

g.	“Tabletop” tests: Due to the increase in cyber-attacks in the world, we decided to carry out “tabletop” tests to determine the level of maturity in responding to cybersecurity incidents.

Agility

During 2020 we advanced in scaling agility through new designs and the evolution of our Tribes and Centers of Excellence. Given the pandemic outbreak, we quickly adapted our model, implemented remote agility, and extended the design phase of the last units until mid-2021. All Tribes and Centers of Excellence follow an agile operating model that allows them to plan, prioritize and focus on initiatives that directly contribute to established objectives, providing flexibility and agility to offer value to clients by maximizing productivity.

These agile organizations operate in quarterly cycles. In each quarter they follow a process of planning and value accountability called QBR (Quarterly Business Review) Process. In this process, all BCP Leaders align their objectives with BCP’s strategy and coordinate interdependencies among them. Agility is aimed at generating value by creating multidisciplinary, stable, self-organized and empowered teams. In any case, applying agility may introduce operational risks to BCP Stand-alone, which are mitigated by these agile organizations following all control processes established in BCP Stand-alone (risk control, budget, audit, security, etc.) like any other unit in BCP.

In addition, we also created and deployed an Agile Academy Program for all employees at BCP. The objective was to disseminate basic concepts about agility, to encourage the rest of employees to understand and apply agility mindset and simple techniques in their day to day business.

What we have gotten so far.

As a consequence of our initiatives, we have made substantial progress in our key objectives as well as in all key results.

We have boosted our customer satisfaction consistently over the years surpassing our local competitors. In 2017, we were in the last position in customer satisfaction among the four largest banks in Peru, but only after two years we were number one among our local peers and across all business segments according to our internal survey led by Ipsos Peru. We identified the customer journeys with the lowest levels of customer satisfaction, but the highest value for our customers; and focused our efforts on improving those. For example, making a complaint was a highly valued journey and we increased our client’s satisfaction almost two times in less than three years according to our internal survey led by Ipsos Peru.

In addition, sustained increases in digital sales and accelerated adoption of digital channels has led to efficiency improvements in operational indicators and will help us achieve lower cost to income ratios. In 2017, digital sales represented only 5.4% of total units sold, but in 2020, our digital sales accounted for over 30% of total units sold. We have also increased our share of digital clients, which were 23% of individual clients in 2017 and reached 55% in 2020. To achieve these results, we have improved the experience in our digital channels increasing our mobile banking users from 0.8 million in 2017 to over 3.5 million in 2020. Moreover, in 2017, we innovated and launched Yape, the largest digital wallet in Peru with over 5 million users by the end of 2020. We increased our volume per employee (+56% in 2020 vs. 2015), reduced our branches (-15.9% in 2020 vs. 2015), and reduced our transactional cost (-60.5% in 2020 vs. 2015) placing us among the most efficient financial institutions in Latin America. By no means is this is the end of the path, and we have continued increasing our expenses and investment in IT (+65% in 2020 vs. 2015) to achieve further improvements in our efficiency indicators in the medium term.

(II) BCP Stand-alone’s Business Segments

(II.I) Retail Banking Group (RBG)

As of December 31, 2020, retail banking-related loans represented 49.3% of BCP Stand-alone’s total loans, while retail banking-related deposits represented 61.3% of BCP Stand-alone’s total deposits.

The following table shows the client segmentation for RBG. This segmentation was a result of an analysis that addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation
Business	Segment	Group	Client Income/Sales/Total debt
Retail Banking Group (RBG)	Individuals	Enalta (High Wealth)	Individual monthly income at least S/20,000; or more than US$200,000 in asset under management (not including severance indemnity deposits) in each month for the previous 6 months
		Affluent	Individual monthly income from S/5,000 to S/20,000 in each month for the previous 6 months
		Consumer	Focus on medium- and low-income individuals (less than S/5,000 of individual monthly income)
	SME	Business	Annual sales from S/5.6 million to S/33 million; or total debt from S/1.2 million to S/10 million
		Pyme	Annual sales up to S/5.6 million; or total debt up to S/1.2 million

Individuals business segments within RBG are:

Enalta (High Wealth)

Enalta services include investment advisory, securities-based lending, financial planning, and day-to-day banking services such as loans and cash accounts. Enalta clients have access to 9 exclusive branches, 8 in Lima and 1 in Arequipa, and they benefit from the personalized advice of investment, insurance and loan experts, as well as exclusive, invitation-only products. Enalta has close to 44,000 clients.

Affluent

Customers in RBG’s Affluent segment receive a differentiated value proposition that includes dedicated customer services channels, such as specialized account managers, preferential service by tellers at branches and through our call center, and preferential interest rates on loans. Approximately 76% of these clients are serviced through specialized account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling, and share-of-wallet strategies. As part of our remote banking model, during 2020 we redeployed the remaining account managers from the physical branches. This has allowed us to offer clients longer service hours, remote processes, and more personalized services through off-branch channels. We ended the redeployment with a total of 246 relationship managers who serve around 244,000 customers through this remote channel. Affluent has approximately 344,000 clients.

Consumer Banking

Our Consumer Banking segment is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 8.7 million (only considers clients with at least one product) medium-to-low-income individuals. Consumer Banking focuses on customers who receive their payroll through BCP Stand-alone (which represents around 1.1 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that may include non-banking benefits (such as access to discounts on non-banking products) and access to payroll advances.

The main products offered to individuals are:

Mortgage

According to the SBS and the Association of Banks of Peru (Asociacion de Bancos del Peru or ASBANC by its Spanish initials), as of December 31, 2020, BCP Stand-alone was the largest mortgage lender in Peru, with a market share of 32.78%, representing a growth of 17 basis points since December 31, 2019. This increase was mainly attributable to the growth of market share in new mortgages.

As of December 31, 2020, mortgage loans accounted for 13.2% of Credicorp’s total loan portfolio. All of our mortgage-financing programs are available to customers with a minimum monthly income of S/1,500. The mortgage loans offered by BCP Stand-alone have a maximum maturity of 25 years and loan to value (LTV) of up to 90%.

One of the product lines responsible for recent growth in the low-income segment is MiVivienda. The MiVivienda program provides government-funded loans with down payment aid to purchaser’s properties valued up to S/436,100. This program seeks to cover the deficit in housing for lower-income population segments. Mortgage loans in this sector represent approximately 3.0% of BCP Stand-alone’s total mortgage loans and 2.5% of Credicorp’s mortgages loans.

The MiVivienda Sostenible product allows banks to obtain lower-cost funding through the Peruvian Government-Owned Development Bank (Corporacion Financiera de Desarrollo S.A. or COFIDE by its Spanish initials), which translates into lower interest rates and installment payments for clients, resulting in more accessible products for clients.

BCP Stand-alone is the entity that has been making the largest number of Mivivienda loans in the financial system, in 2020 we placed around 3,000 loans. According to the SBS, as of December 31, 2020, BCP Stand-alone had a Mivivienda sales market share of 49% measured in soles.

Mortgage loans are associated with low losses because of their low LTV, as they are backed by the home equity guarantee and they have the added benefit of generating opportunities for cross selling other banking products.

Credit Card & Consumer Loans

During 2020, the credit card market was negatively affected due to COVID-19. In this context, BCP Stand-alone reduced its average current balances by S/516 million in 2020, from S/5,392 million in 2019 to S/4,866 million in 2020 (a 10% decrease) which resulted in a market share of 20.7% in December 2020, according to the SBS.

During the first two months of 2020, the credit card consumption represented 117% of the same period of the previous year. However, in April, due to the COVID lockdown and other measures imposed by the government such as border closures and internal travel ban, the consumption decreased to 29% of the previous year. Through different campaigns and targeted actions to promote the use in the main market categories, BCP Stand-alone was able to recover 85% of the previous year’s consumption. Contactless payments were promoted through credit cards and mobile payment, increasing the contactless transactions to 23% (+16pp vs. last year).

During 2020, 20.9% of credit card sales were made through our digital platform. Although total sales decreased 52.9% for 2020 as compared to 2019, due to major changes to the risk environment and widespread market contraction as a result of the aforementioned measures imposed by the government to deal with the pandemic, BCP obtained the number one position in credit card sales with 15.44% of market share in December 2020 according to the SBS.

Regarding consumer loans, the COVID-19 pandemic forced us to change our plans and in record time we designed and implemented different ways of helping our clients whose income was negatively impacted, so that they would be able to afford their loan payments. We helped thousands of clients with extended terms to repay their debts, grace periods to allow them to solve current problems and reprogramming with increasing installments. These initiatives allowed for default rates to be controlled in spite of the impact COVID-19 had on the economy. Towards the end of the year we increased the offer of loans at attractive rates. Consumer loans without collaterals grew from S/4,807 million in 2019 to S/ 5,154 million in 2020 (7% growth over the year) and digital sales accounted for 60% of the total loans sold.

The SME segments within RBG are:

SME-Pyme

SME-Pyme serves approximately 585,566 clients. Its credit portfolio reached S/17,721 million in 2020 (+93.8% vs. 2019) and a market share of 23.9%, according to the SBS. In 2020, the Peruvian government implemented the Reactiva Peru Program, the objective of which was to ensure continuity in the payment chain, providing guarantees to micro, small, medium, and large companies to access working capital loans and address their short-term capital needs. During most of 2020, we were focused on facilitating Reactiva Peru Program and debt reprogramming to our clients, while digitizing our processes and systems. We launched specialized teams in order to serve our most affected clients due to the pandemic. Almost 56 thousand clients received Reactiva Peru loans through BCP valued at S/9,000 million. In addition, during the height of the COVID.19 pandemic, we reprogrammed 76.6% of the loan portfolio, valued at S/7,690 million. Finally, according to BCP’s own customer satisfaction surveys led by Ipsos Peru, 53% of SME-Pyme clients indicated that they were satisfied or highly satisfied with BCP Stand-alone products and services.

SME-Business

SME-Business served 19,249 clients by our specialized teams. In 2020, SME-Business experienced a substantial growth in loans and deposits, which grew 64% and 51%, respectively, as compared to 2019, mostly due to the Reactiva Peru Program. Excluding the effects of the Reactiva Peru Program, loans posted a reduction of 24.4%. According to the SBS, we closed 2020 with a record of 41.2% in loans market share, maintaining credit performance and default rates, and this put us in the first place in market share. Furthermore, according to our internal customer satisfaction survey led by Ipsos Peru, 92% of our SME-Business clients indicated that they were satisfied or highly satisfied with BCP Stand-alone products and services compared to 86% in 2019.

Distribution Channels

Digital channels

•	Mobile Banking: In 2020, more than 169 million transactions were channeled through Mobile Banking at BCP Stand-alone, which represented growth of 85.9% with regard to the level reported in 2019. This growth was driven by client migration to digital channels during the quarantine.

•	Internet Banking: Transactions through Internet Banking at BCP Stand-alone grew 29.5% in 2020 to close the year with a total of 23.5 million transactions. Additionally, through different digital platforms, more than 2 million sales were made throughout the year. This represented growth of 71.9% with regard to the level reported in 2019.

•	Yape: Yape registered higher growth than any of our other channels from 2019 to 2020, reporting expansion of 500% in monthly average transactions from 11.7 million in 2019 to 80.5 million in 2020. Yape has grown through BCP accounts and via the Yapecard product launched in May 2020.

•	Cocos&Lucas: In December 2019, BCP Stand-alone launched its platform to change soles and dollars, Cocos&Lucas. This offered clients a new alternative for exchange transactions. The platform exchanged the equivalent of 194.3 million soles in 2020.

For more detail about Yape and Cocos&Lucas, please see “Retail Banking Innovations “.

Self-service channels

•	ATMs: During 2020, ATM monetary transactions decreased 32% and total transactions decreased in 38% because our clients preferred to use digital channels, and they were programmed to allow cash out of the government financial assistance. BCP Stand-alone increased its ATM pool by 32 to close the year at 2,317 units.

•	Kioskos BCP: The confinement measures mandated by the Peruvian government led to a 47.4% drop in the number of transactions conducted through Kioskos BCP in 2020. Kioskos BCP received 8.0 million transactions and allowed 0.8 million people to open saving accounts and/or pick up debit cards.

Physical channels

•	BCP Agentes: BCP Agentes, which are legally separated points of contact at allied SMEs, with which we contract to enable our clients to carry out certain transactions, continues to constitute a highly effective channel for providing services to our clients given the wide availability of BCP Agentes in Peru. At the end of 2020, BCP Stand-alone had 7,003 BCP Agentes, which reflected a decrease of 184 BCP Agentes compared to the end of 2019.

•	Branches: At the end of 2020, BCP Stand-alone had 386 branches, which represented a reduction of 20 branches with regard to the level reported in 2019. This decline was attributable to an increase in client digitalization levels in the context of the pandemic, which led us to optimize our network.

Retail Banking Innovations

Yape

Yape is an app used to make money transfers and payments through a cell phone. Yape users can receive money transfers to their bank accounts or make transfers and payments to other accounts which are linked to their cell phone number and/or to a unique QR code. The purpose of this app is to replace the use of cash when making small recurring transfers or payments for services such as utilities, among others. Yape does not aim to compete with other bank’s applications, but rather with coins and small bills.

Yape receives more than 300,000 users per month, of whom more than 80,000 are new BCP Stand-Alone clients and first time users of a debit prepaid BCP Stand-Alone bank card. A new Yape user is more likely to acquire other BCP Stand-Alone products and lead to new clients than a non-Yape user.

The goal of Yape is to achieve financial inclusion for the almost two thirds of Peruvians which today do not have access to banking services in the country. That is why Yapecard was launched in May of 2020. Yapecard is a prepaid digital account. Any Peruvian citizen, 18 years or older can register with an ID and use Yape without having a BCP Stand-Alone bank account.

In the context of COVID-19 pandemic, Yapecard was a key contributor in the distribution and payment of the Bono Familiar Universal (Universal Family Bonus) given by the Peruvian government to more than 109,000 Peruvians who were not users of the formal banking system. Those citizens were able to receive financial aid provided by the government in a timely and safe manner because of Yapecard.

In 2020, Yape focused on getting affiliates from those areas in the country that have the least amount of users of the banking system; peripheral zones around Lima and remote regions in the center of the country. As a result of this effort, Yape provided access to financial services to more than 649 thousand Peruvians for the first time.

By the end of 2020, Yape had more than 5 million users, 20 million monthly transactions, S/. 7,200 million of soles transferred and more than 761 thousand small businesses affiliated. Regarding active users, more than 45% use Yape at least once a month. The growth rate is of approximately 11 thousand registrations per day.

Today, Yape adds value to the organization through four main sources: (i) client’s transactional data. Since cash transactions are replaced by digital ones, it is possible to register information about payments and transfers from small businesses and, as a consequence, improve risk assessment and develop new products targeted to this segment; (ii) bank accounts remain with a positive balance for longer periods of time because the use of cash is less frequent as it is replaced with digital transactions. In addition, there is a reduction in the use of tellers or ATMs thus reducing associated operating costs; (iii) Yape has generated a significant number of new customers to BCP Stand-Alone with a small investment of marketing resources. Also, because those clients are mostly digital clients, customer service costs are reduced too. In addition, there are more than one million Yapecard members who can become potential users of BCP Stand-Alone bank accounts; and finally (iv) current BCP Stand-Alone clients can turn into digital clients, that is, make a more frequent use of digital channels which lowers the cost of attention.

In 2021, Yape plans to generate direct income by partnering with mobile phone carriers to let users buy cell phone credit for a fee. In addition, Yape plans to offer novel services to our Business clients and we believe there is potential to become a digital channel to offer products like loans and insurance services, among others.

Cocos&Lucas

Cocos&Lucas is a digital money exchange service manage through a web and an application. Our clients use it for exchanging money between U.S. Dollars (USD) and Peruvian Soles (PEN).

Financial and commercial transactions in US Dollars are still very common in Peru. As a result, retail clients hold saving accounts denominated in US Dollars. Over the years an informal foreign exchange market has developed in Peru and, consequently, bank costumers retire their money from their account to make cash foreign exchange transactions in the informal market. Although this carries several risks to the clients such as being robbed or receiving fake bills, some clients are willing to take the risk in order to gain money from pricing disparities between banks and the informal market.

Our objective is to seize an important portion of the informal market, by developing an easy way for making digital foreign exchange transactions based on security, immediacy and fair price.

Cocos&Lucas started operations in November 2019 and as of December 2020, the monthly volume traded was $54.7 million. As of December 2020, Cocos&Lucas has 37.1 thousand clients, of which 40% were new foreign exchange clients for BCP Stand-alone.

As of today, Cocos&Lucas adds value to the organization through four main sources: (i) The bank earns a spread in every Cocos&Lucas foreign exchange transactions, most of which were conducted in the unregulated market before Cocos&Lucas started operation; (ii) we improve our client data, as these operations are recorded by BCP Stand-alone, and it would not have been possible for us to record the transactions if they had been conducted in the informal market; (iii) bank accounts remain with a positive balance for longer periods of time since the use of cash is less frequent as it is replaced with digital transactions and (iv) Cocos&Lucas creates new clients for BCP Stand-alone’s foreign exchange business as 40% of Cocos&Lucas clients were not previously foreign exchange clients of BCP Stand-alone.

COVID-19 management

RBG extended financial facilities to 500,000 clients for 22,000 million soles through skips, frozen installments, reprogramming loans and debt consolidation; and waived fees on the following: 7.2 million domestic money orders, 3.6 million interbank transfers and 130,390 credit card maintenance fees during 2020, starting in the month March.

Also, BCP’s branches disbursed more than 1.6 million payments of government financial assistance to vulnerable population, served 2.1 million pension fund withdrawals and 1.8 million severance indemnity withdrawals. In addition, 157,964 individuals received financial assistance from donations of private institutions and individuals through the Program Yo Me Sumo1.

BCP Stand-alone has segmented its RBG portfolio into risk levels based on credit scores and ratings, both of which are adjusted to recognize the potential exposure to COVID-19 in their modeling, aiming to achieve a more accurate assessment and management of risk

1 On April 2020, BCP Stand-alone launched a social program to collect donations to the vulnerable families that was not considered by the Government Financial Assistance

(II.II)  Wholesale Banking Group (WBG)

As of December 31, 2020, wholesale banking loans represented 50% of BCP Stand-alone’s total loans, while wholesale banking deposits represented 37% of BCP Stand-alone’s total deposits. WBG competes with local and foreign banks in Peru. WBG’s average daily balances amounted to S/52,061 million in 2020 (a 13.1% increase from 2019), compared to average daily balances of S/46,042 million in 2019 (a 2.8% increase from 2018) and S/44,779 million in 2018 (a 9.3% increase from 2017). It also maintained its leadership in the Peruvian Wholesale Banking market with a 36.8% market share in loans, according to the SBS and ASBANC. It has also established longstanding client relationships with virtually all major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing, and lease and project financing.

The following table shows the client segmentation of BCP Stand-alone’s WBG segments. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation
Business	Group	Client Income/Sales/Total debt
WBG (1)	Corporate	Annual sales higher than $100 million
(equivalent to S/362 million)
	Middle-Market	Annual sales from $10 million to $100 million
(equivalent to S/36 million to S/362 million)

(1) Converted into Soles at the exchange rate of S/3.621 per US Dollar, December 31, 2020 - SBS.

WBG is divided into the following divisions and support areas:

Corporate and International Division (CID)

The CID provides financing for capital expenditures and investments, sales, international trade, and inventories. It offers medium- and long-term financing, financial leases, and project financing and includes the following subdivisions:

1.

Corporate banking subdivision, which provides loans and other credit and financial services. Focuses on serving large-sized companies in Peru that have annual sales of over US$100 million, corporate governance, audited financial statements, and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an important industry to Peru’s economy.

2.

International banking & leasing subdivision manages relationships with financial institutions (locally and abroad) and provides trade products, international operational services, and financial leasing products.

69

•

BCP Stand-alone’s Correspondent Banking Unit focuses on obtaining and providing short-term funding for international trade, as well as medium-term lines of credit funded by international commercial banks and other countries’ governmental institutions. Besides, this unit earns fees by confirming letters of credit and guarantees issued by international banks and otherwise by providing international payment and trade finance services. The department also provides funding to some other Latin American banks which send their international trade and guarantee flows to Peru through BCP Stand-alone. BCP Stand-alone’s Correspondent Banking Unit also promotes international trade activities with its local clients by structuring trade products and services, organizing and sponsoring conferences, and advising customers through a wide range of trade products.

Through the CID, BCP Stand-alone assists its corporate clients with financial services, cash management solutions, and short- and medium-term financing through the CID. BCP Stand-alone’s corporate banking loans, measured in average daily balances, increased from S/28,083 million in 2018 to S/28,269 million in 2019 and S/30,801 million in 2020.

BCP Stand-alone has a leading position in the Peruvian banking system with 35.9% of the market share for corporate banking loans, according to the SBS and ASBANC. Despite the intense competition of foreign banks that may offer lower rates to the market, since they finance their operations at lower costs from their headquarters.

Middle-Market Banking Division (MMD)

(i)

The MMD serves mid-sized companies, organizations, and institutions. MMD considers a mix of different characteristics in identifying potential clients, such as annual revenues, financial leverage, overall debt, product penetration, and complexity. The MMD clients’ annual revenues generally range between US$10 million to US$100 million and are serviced nationwide by 12 BCP Stand-alone regional managers and multiple industry-focused service teams.

(ii)	MMD focuses principally on serving for-profit and non-profit organizations, state-owned companies, and other significant institutions.

(iii)

Furthermore, the Institutional Banking Unit, which operates within the MMD, serves 1,477 clients throughout Peru. In Lima, a specialized MMD team serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations, and regulated entities, such as microfinance institutions, insurance companies, pension funds, and private funds. Also, BCP Stand-alone has deployed specialized MMD teams in the largest provinces in Peru. On the other hand, in the smaller provinces in Peru, MMD is supported by the Retail Banking Division team who attends our customers’ needs.

(iv)	Cash management and transactional services subdivision, which develops products and services to support clients’ daily cash management activities, collections payments, and investments, among others.

The MMD loan portfolio was S/16,696 million as of December 31, 2018, S/17,773 million as of December 31, 2019, and S/21,260 million as of December 31, 2020. As of December 31, 2020, BCP Stand-alone had a market share of 37.8% in the Peruvian middle-market segment, according to the SBS and ASBANC.

The products offered to middle-market clients are similar to those offered to corporate banking clients. The major types of products are:

(1)	Revolving credit lines to finance working capital needs and international trade financing;

(2)	Standby letters of credit and bond guarantees;

(3)	Structured long-term and medium-term financing, through loans or financial leasing; and

(4)	Cash management, transactional products, and electronic banking.

WBG Tribes

There are three Tribes in the WBG, and their main objectives are:

(1)	Tribe of Business Credit Products: Giving their business clients efficient financial solutions through an outstanding and unique experience that satisfies their main needs.

(2)	Tribe of Transactional Products for Businesses: Giving their business clients integral solutions that simplify their cash management processes and generate customer loyalty.

(3)	Tribe of Digital Platforms for Businesses: Giving their business clients an outstanding and unique digital experience to become their ‘top of mind’ choice.

Digital Transformation

At WBG we aim to strengthen our clients’ preferences by improving business profitability, preserving risk quality, and enhancing our digital platforms. Therefore, our strategy focuses on the following points:

•

Collections defense: due to greater competition in the non-lending business, today we have projects focused on digitalizing our clients’ collection journey to provide them with an improved customer experience and maintain our leadership position in the market.

•

A unique and powerful digital platform offering: make our Office Banking the best digital platform in the local financial market that allows us to accompany our clients in all their journeys, offering a digital end to end solution with 24/7 accessibility to our product and services portfolio.

•	Financial Ecosystems development: we focus on creating an interconnected services network that allows users to satisfy multiple needs through a single integrated digital experience.

COVID-19 management

Since mid-March 2020, most companies suffered large economic losses due to COVID-19. In addition to their liquidity needs, many of our clients need complex attention and ad hoc structuring to help them overcome the crisis.

•

The creation of the Restructured Customer area: many of our clients suffered large economic losses due to the global pandemic. For this reason, this area was created to look after some of our Middle-Market and Corporate division clients who might need closer monitoring and special financing structures, with the aim of maintaining the commercial relationship and ensuring their financial performance recovery.

•

Credit Rescheduling: In response to liquidity needs, WBG provided rescheduling of short and long-term loans to its clients to provide them with a new schedule that better suits their payment capabilities. More than 34,800 credits were reprogramed (approximately an amount of S / 3,166 million).

•

Reactiva Peru Program: The Peruvian government implemented the Reactiva Peru Program, the objective of which was to ensure continuity in the payment chain, providing guarantees to micro, small, medium, and large companies to access working capital loans and address their short-term capital needs. WBG participated in the program, and we granted loans to 1,773 clients (a total of S/7,127 million, which represents 47% of Reactiva loans given to corporations and medium-sized companies in the banking system) according to the MEF.

•

Risk segmentation: the WBG portfolio by client economic sector was divided into four exposure level groups (with the percentage of total loans in each group in parentheses): (i) high risk (21%), mainly composed of retail, car sales, real estate, air travel, tourism, transportation and restaurants; (ii) above average (34%), mainly composed of construction, suppliers of construction materials, education, hydrocarbons, among others; (iii) moderate (25%), mainly composed of universal banking, fishing, cargo transportation, telecommunications; and (iv) limited (20%), mainly composed of agricultural export, energy, food and beverage production and Health services.

(II.III) Treasury

BCP Stand-alone’s Treasury function is divided into four primary units: (1) ALM Group, (2) Sales & Trading Unit, (3) Foreign Exchange and Derivatives Distribution Unit, and (4) Treasury Tribe.

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

Sales and Trading Unit

BCP Stand-alone’s Sales and Trading Unit manages both Foreign Exchange and Interest Rate Risk exposure for proprietary trading purposes. The managed risk originates mainly from client transactions and from open proprietary positions. Market risk exposures and limits are independently defined by the Market Risk Unit and closely monitored by the Treasury Risk Unit. Additionally, an Investor Sales team has been recently launched within the Sales & Trading unit to actively cover the Institutional Investor segment providing direct access to market maker prices and liquidity. The Sales and Trading Unit manages both Foreign Exchange Desk and Interest Rate Desk risk as follows:

•

Foreign Exchange: The foreign exchange Desk offers liquidity for foreign exchange Spot and Forward transactions for its clients in US Dollar-Peruvian Soles (USDPEN), other Latin-American currencies, and G-10 currencies. The foreign exchange Trading Desk also manages a foreign exchange volatility book for USDPEN. Additionally, the desk participates in foreign exchange transactions related to different instruments designed by the BCRP in the local currency market.

•

Rates: The Rates Desk manages the risk originated from both Fixed Income and Swap transactions from clients and from proprietary positions. Fixed Income portfolio consists mainly of government bonds (both in local and hard currency) from Latin-American countries and US Treasuries. The BCP Fixed Income desk is one of the main liquidity providers in the Peruvian government bond market, where it is a leading participant of the Market Maker Program of the MEF, according to the MEF.

Foreign Exchange and Derivatives Distribution Unit

BCP Stand-alone’s Foreign Exchange and Derivatives Distribution Unit helps companies with their foreign exchange needs (spot and hedging) through the Distribution Desk. The broad portfolio of foreign exchange products provided to its client base has allowed the Foreign Exchange and Derivatives Distribution Unit to position itself as a benchmark in the foreign exchange business in the Peruvian market.

Treasury Tribe

The Treasury Tribe is responsible for providing technological support to the different units that make up the Treasury through the enabling of platforms and technological tools; as well as, through the implementation of different initiatives that allow business scalability. The tribe is made up of six squads, five for the development of initiatives related to products, such as Exchange, Foreign Exchange & Derivatives, Investments & Funding, Liquidity, ALM and one for shared requirements across those products.

(III)      BCP Stand-alone’s lending policies and procedures

BCP Stand-alone has adopted a risk appetite framework and established objective metrics and thresholds to periodically monitor the Bank’s evolving risk profile. The framework was approved by the Bank’s Board of Directors; and is managed and monitored by the Risk Management Division within BCP Stand-alone’s Central Risk Management Group. The adoption of a risk appetite framework reflects BCP Stand-alone’s commitment to aligning its forward-looking business strategy with its corporate risk vision.

BCP Stand-alone’s uniform credit policies and approval and review procedures are based upon conservative criteria and are uniformly applied to all of its subsidiaries. These policies are administered in accordance with guidelines established by the Peruvian financial sector laws and SBS regulations. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation”.

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

The process of standardized risk model building and monitoring based on new sources of information and innovative statistical techniques was crucial to the Group transformation to endure decisions in the credit process, such as admission, monitoring and recovery. In particular, more complex models with enriched data allow for the inclusion of lesser-known customers into BCP Stand-alone portfolio and the more precise estimation of income and sales, which otherwise would have been done by physical means. These models are continuously monitored in order to assess their accuracy and revised if necessary.

BCP Stand-alone evaluates individual and small business borrowers by considering the client’s repayment capacity, a documented set of policies (including, among other issues, the client’s financial track record and the degree of knowledge of the client) and credit scores, which assign loan-loss probabilities relative to the expected return of each market segment. Nowadays a significant part of BCP Stand-alone’s credit card and consumer loan, and SME loan application decisions, are made through automatic means. Loan application decisions in BCP Stand-alone’s mortgage segment and the remaining portions of its small business and consumer segments are made by credit officers who use credit scores and profitability models as inputs for their evaluations and report to a centralized unit. Since 2020, BCP’s Credit Risk Department has adopted an agile framework, in which Tribes and Squads follow an agile operating model that allows them to plan, prioritize and focus on initiatives that directly contribute to established objectives, providing flexibility and agility, in order to create value for our clients.

By March 2021, BCP’s Retail Risk Division will have accomplished the first year of successful operations under the agile framework. This framework has facilitated speed when calibrating and creating credit scoring models and various analytical tools required for credit management. It also allowed a fast response when adjusting credit policy and credit processes; capabilities which have been critical for the bank to face the COVID downturn.

Under the agile framework, Tribes and Squads now consist of diverse team members such as risk specialists, data scientists, risk policy implementation members, among others, that previously worked more separately and more remotely in distinct units. Operating under cross-functional Squads has created a better understanding and alignment of goals in a timely schedule, through increased and improved communication and collaboration. Squads achieve a faster and more effective exchange of data, information and knowledge. Consequently, BCP’s Retail Risk Division has used the framework to enhance the bank’s abilities to more precisely and timely identify and assess the specific segments and subsegments that may require adjustments in credit policies and processes in order to be optimally managed.

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

As a result of COVID-19, BCP Stand-alone has introduced methodological adjustments and new sources of information (including thousands of surveys given to different pools of clients to capture the impact of COVID-19 on their personal income or level of operations) to calibrate the expected loss models. Some of these improvements include a greater granularity and better capture the real situation of deterioration of the clients (mainly SME-Pyme and Consumer portfolios). This led to closely monitoring the potential continued effects and impacts of COVID-19, as well as the effectiveness of actions and measures especially for our vulnerable clients.

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

For the WBG, in accordance with international standards, BCP Stand-alone has established lending authority limits based on risk rating (probability of default) and particular guarantees of the borrower. Requests for credit facilities in excess of the limits set for credit officers are reviewed by the Credits Committee, Executive Committee or, if the amount requested is sufficiently large, by the BCP Stand-alone’s Board of Directors. In addition, BCP Stand-alone has concentration limits in the loan portfolio by industry, which is based on its target risk appetite and market share.

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

BCP Stand-alone operates in substantial part as a secured lender. As of December 31, 2020, approximately S/59.3 billion of its loan portfolio and off-balance-sheet exposure was secured by collateral, which represents 47.2% of its total loan portfolio based on unconsolidated figures (excluding overseas branch office BCP Panama and overseas agency Banco de Credito del Peru, Miami Agency (BCP Miami)), as compared to 38.3% in 2019 and 39.3% in 2018. The increase in 2020 was driven in large party by the loans guaranteed under the Reactiva Peru Program (which provides coverage between 80% and 95%). Excluding these loans, 37.3% of the portfolio was secured by collateral.

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

To understand the impact of the crisis on each client, we established a process that prioritized the review of “high risk” and “above average risk” clients, and to a lesser extent those of “moderate risk” (according to its internal rating). To this end, more than 1,600 clients were reviewed, including more than once, with more than 2,000 special COVID reviews being carried out. Likewise, we developed a “Sector Map” to characterize the client portfolio based on the economic activity they carry out. According to the Sector Map, a level of exposure to risk was assigned to the COVID-19 situation of each client: “limited”, “moderate”, “above average”, “high”. Finally, an internal credit guideline was drawn up to guide decision-making taking into account the economic activity performed by each client and their financial capacity to face the shock.

2.1.2 BCP Bolivia

(I)      BCP Bolivia Overview

BCP Bolivia’s activities include wholesale banking and retail banking. As of December 31, 2020, BCP Bolivia has total assets of S/12,472.4 million, total net loans of S/8,223.9 million, deposits of S/10,722.7 million, and equity of S/691.0 million, with a 2020 ROAE of -10.37% (compared to 11.07% in 2019).

As of December 31, 2020, BCP Bolivia’s loans represented approximately 9.2% of total loans in the Bolivian financial system, and its deposits represented approximately 9.5% of total deposits in the Bolivian financial system, according to the ASFI.

The following table shows the client segmentation of BCP Bolivia. This segmentation was a result of an analysis, which addressed multiple factors such as the size (by income, sales, and/or debt) and volume of activity for each client, the clients’ affiliation with other companies or groups, and their credit ratings.

Client Segmentation (1)
Business	Group	Income/Sales/Total Debt
Wholesale Banking	Large companies (2)	Annual sales higher than approximately S/54 million
	Medium companies (3) Small business (5)	Annual sales from approximately S/4 million to S/54 million Annual sales from approximately S/0.1 million to S/4 million
Retail Banking (5)
	Micro business (5)	Annual sales of at least approximately S/0.1 million
	Consumer (6)	Payroll workers and self-employed workers
	Mortgage Banking	Payroll workers, independent professionals and business owners

(1)	Converted into Soles at the exchange rate of S/3.621 per U.S. Dollar, December 31, 2020 - SBS.
(2)	Loans to Large companies account for 35% of BCP Bolivia’s total loans. This segment accounts for approximately 1,050 customers.
(3)	Loans to Medium companies account for 11% of BCP Bolivia’s total loans. This segment accounts for approximately 1,609 customers.
(4)	At the end of 2020, retail banking loans accounted for 54% of total loans of BCP Bolivia, while retail banking deposits accounted for 26% of BCP Bolivia’s total deposits.
(5)

Small and Micro business banking accounts for 13% of total loans of BCP Bolivia, small business banking serves approximately 9,214 clients while Micro Business serves approximately 11,870 business clients.

(6)

Consumer banking accounts for 9% of total loans of BCP. Its customer base consists of approximately 54,902 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products. This segment serves 11,993 customers, representing 31% of BCP’s total loans.

(II)       BCP Bolivia Transformation

During 2020, we progressed and extended our digital portfolio products (insurance, consumer credits, savings account, fixed-term deposits, payday loan), with an intention of changing the traditional sales format. We also digitalized and automated the credit evaluation processes of the above-mentioned products.

1.	We set up data governance and began the process of implementing the data architecture and a Data Lake.
2.	We promoted the development of digital ecosystems by introducing a mobile app called SOLI (a 100% digital payment method) to the market (specially the unbanked).
3.

We strengthened the innovation area with the creation of new squads (multidisciplinary teams, that work under agile methodologies) and we continued with the process of cultural change through the in-house development of agile and digital talent.

Distribution Channels

Digital channels

•

Soli: As part of our commitment to banking more of the population, BCP Bolivia launched an ecosystem for digital payments in 2020 called Soli. The objective of this new application is to reach the unbanked population in Bolivia.

Self-service channels

•	ATMs: BCP Bolivia increased its number of ATMs by 9 and reported 310 units at December 31, 2020.

Physical channels

•	BCP Agentes: BCP Bolivia, on the other hand, incorporated 405 new BCP Agentes in 2020, bringing the total number of BCP Agentes to 851.

•	Branches: At the end of 2020, BCP Bolivia had a total of 54 branches.

2.2 Microfinance

(I) Microfinance Overview

The Microfinance LoB is focused on offering commercial banking activities and specialized financial services to small and micro business clients in Peru and Colombia through Mibanco. Mibanco Colombia was created in October 2020 after a reverse merger between between Edyficar S.A.S. (whose commercial name was Encumbra) and Bancompartir (the surviving entity). According to the Economist, Mibanco franchise is the leading Microfinance group in the Americas and the second largest private microfinance bank in the world with a loan portfolio of 14,141 million soles and approximately 1.8 million clients and represents around 7.1% of Credicorp’s total assets and 9.43% of the equity attributable to Credicorp’s equity holders. As of December 31, 2020, Mibanco Peru represented around 91.8% of the total loans of the Microfinance LoB.

Mibanco’s purpose

Mibanco’s purpose is to transform lives and accompany our clients as they write their success stories. By doing so, we expand financial inclusion in the markets in which we operate. Microfinance is a social business, and its success depends on the social development of our clients, employees and communities.

Microfinance transformation

In Microfinance, our transformation strategy is focused on migrating our traditional business model, which is intensive in people and offices, to a hybrid multichannel model guided by information and analysis to improve our customers’ experiences. Transformation entails: ensuring the evolution of our culture; driving a change in mindset; and making innovations in the way we serve our clients and in our business model. We will accomplish this by leveraging new technologies and forms of work to ensure that we are on track to meet our objectives.

Our focus covers three main objectives: to become a reference point for customer experience; lead growth in the region; and become a benchmark for the microfinance business model.

We are focused on five enabling fronts:

▪	Customer Centric, to provide an extraordinary experience that is in tune with the needs of our clients.
▪	Digital Business Model, to generate digital capacities and evolve the current business model by focusing on customer experience and efficient growth.
▪

Collaborative Organizational Culture focused on implementing a customer-client focus; reinforcing reliability and commitment; and ensuring that we have the talent and leadership required for transformation while forming work squads and tribes.

▪

Data driven: focused on creating a competitive advantage by generating advanced analytical capacities to support core business practices (origination, collections, commercial effectiveness, pricing and key personnel) and analytics to make decisions.

▪	IT & Digital Risk: Having flexible architecture to support digital transformation and to ensure that cybersecurity is at necessary levels.

In Colombia, there is an opportunity to replicate, through the “Mibanco Way,” the improvements that we are already seeing in Peru in terms of productivity, cost of risk and efficiency.

2.2.1   Mibanco Peru

The following table shows how Mibanco segments its clients. This segmentation is based on an analysis that considers multiple factors, such as business size and client income, sales, and/or total debt, among others, as well as the client’s affiliation with other companies or groups and their credit ratings.

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

(1)

As of December 31, 2020, Mibanco had 856,263 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2020, unless otherwise disclosed.

(2)

Mibanco’s SME – medium segment focuses on financing production, trade, or service activities for companies that (1) have total debt in the last 6 months higher than S/300,000, (2) annual sales up to S/20 million in the last 2 consecutive years, and (3) have not participated in the capital markets. This segment represents 4% of Mibanco’s total loans and 3,197 of its clients.

(3)

Mibanco’s SME – small segment focuses on financing production, trade, or service activities for companies that have total debt between S/20,000 and S/300,000 in the last 6 months (without including mortgage loans). This segment represents 57% of Mibanco’s total loans and 186,920 of its clients.

(4)

Mibanco’s micro-business segment focuses on financing production, trade, or service activities for companies that have total debt up to S/20,000 in the last 6 months (without including mortgage loans). Micro-business loans represent 31% of Mibanco’s total loans and 540,387 of its clients.

(5)

Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 4% of Mibanco’s total loans and 120,366 of its clients.

(6)

Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 4% of Mibanco’s total loans and 5,393 of its clients. Mibanco’s mortgage segment has a policy of limiting LTV to up to 90%.

Progress in Transformation

In 2020, we made the following progress on our transformation journey:

Customer Centric

As proof of our desire to put our customers’ needs first, we offered financial facilities to our clients to help them overcome the crisis arising from the COVID-19 pandemic, which generated a drop, albeit temporary, in our margins this year. We are working on deploying the NPS (Net Promoter Score) throughout our branch network to align the whole organization under the Customer Centric enabling front. This will materially increase the number of surveys that are conducted, which will serve as a foundational element of our effort to lead the microfinance market in the region by enhancing the customer experience. In 2020, we achieved an NPS of 16%. We are also using the Employee Net Promoter Score (ENPS) indicator in our management processes to measure the employee experience. As of December 2020, our ENPS score was situated at 65%. This is the result of the first year of applying this indicator, so it will be our baseline for improving the satisfaction of our employees.

Digital Business Model

We have advanced in our journey to a hybrid business model by developing digital tools and implementing new sale channels as alternatives to traditional outlets (business advisor), providing customers services through:

•	Telephone sales, APP, home banking, teller and platform.

•

URPI, a digital instrument for business advisors, which facilitates the advisor’s assessment, sales and collections in the field to ensure that they have more face-to-face time with clients. As of December 2020, 16.2% of the credit operations were conducted through alternative sales channels and 100% of our relationship managers were utilizing the functionalities available on URPI. These functionalities include field information on the clients, an operation simulator (amount, tenure and rate), planning sales priorities and collections in the field.

•

We have launched a digital model through an alliance with Uber Technologies Inc. and MO Technologies, a fintech that conducts a digital assessment of potential clients with the database of Uber drivers to grant them loans which are disbursed in Mibanco’s deposit accounts; this provides information that allows us to expand our client base selectively and provides a great deal of information to scale up our business with controlled risk.

Collaborative Organizational Culture

We have adopted agile forms of work through squads. By the 2020, we had 15 squads, which supported: origination, collections, digital development, experimental work and client experience. Additionally, we developed six business models for intelligent business; advanced analytics teams; and set up one digital channels tribe.

Data Driven

In 2020, we were focused on generating competitive advantages through centralized loan assessment and working on a multi-channel collections strategy. Improvements in this regard were supported by advanced analytics models, which helped us increase the number of loans approved through leads from 26.1% in 2019 to 27.3% in 2020.

IT & Digital Risk

We made progress in integrating the platform that supports digital transformation and rolled out processes to ensure that we meet all cybersecurity requirements. We also advanced in our quest to implement tools for digital collaboration.

Distribution Channels

Digital channels

•	Mibanco Mobile App: In 2020, 218,422 client inquiries were processed through the Mibanco Mobile App and 3 million transactions were conducted, which represented growth of 800% with regard to 2019.
81

•	Mibanco Web: Mibanco’s web page processed 546,168 transactions in 2020. Additionally, 796 clients requested loans through the web, which translated into S/1.3 million in disbursements.

•	Yape: Since June 2020, Mibanco’s clients have been able to create a Yape account with their bank account. This has allowed 110,116 of Mibanco’s clients to become Yape users.

•	Culqi: Mibanco created an alliance with Culqi, a digital POS, in October 2019. In 2020, more than 21,000 of these units were placed.

•

Digital Alliances: The digital alliance between Uber, MO and Mibanco has generated fruits. In 2020, we conducted 970 new loan disbursements and since June 2019, have disbursed 1,918 loans and opened 2,788 savings accounts to customers originated through this alliance.

Physical channels

•

Kasnet Agentes: As part of the services offered to its clients, Mibanco has an agreement with Kasnet Agentes, a network of Multibank correspondents in Peru. At the end of 2020, 9,026 Kasnet Agentes were available for Mibanco clients; this represented an increase of 6.5% with regard to the figure registered in 2019.

•	Branches: At the end of 2020, Mibanco had 323 branches; 289 were own branches while 34 belonged to Banco de la Nacion, which offers services to Mibanco clients under a special agreement.

COVID-19 Management

Mibanco created a matrix segmenting the portfolio according to the type of relief received, the stage of the relief (under grace period or current), the risk Scoring adjusted to the adverse economic scenario and a COVID-19 score developed in the second quarter. This score was developed with the objective of identifying the level of exposure and impact of the COVID-19 and was based on client interviews, location, economic sector and payment behavior. The above served to segment the portfolio into four groups to develop the commercial and risk strategies, according to each segment current risk and probability of default.

Credit Reprogramming: In response to liquidity needs, Mibanco offered reprogramming for short and long-term loans to provide clients with payments schedules that are better aligned with their payment capacities. Approximately 890,000 loans were reprogrammed (in the total amount of S/8,607 million).

Reactiva Peru Program: Mibanco participated in the program, and we granted loans to approximately 245,000 clients (in the total amount of S/2,485 million).

FAE-Mype Program: The Peruvian government implemented the micro and small Business Support Fund (Fondo de Apoyo Empresarial a la Mype or FAE-Mype by its Spanish initials) program to provide working capital to micro and small businesses in all productive sectors. Mibanco participated in the FAE-Mype program and granted loans to approximately 35,000 clients for a total of S/386 million.

2.2.2        Mibanco Colombia

The following table shows how Mibanco Colombia segments its clients. This segmentation is based on an analysis that considers multiple factors, such as business size, client income, assets and/or total debt, among others, as well as the client’s affiliation with other companies or groups and their credit ratings.

Client Segmentation
Group	Income/Sales/Total debt (1)
Commercial (2)	Debt not categorized as micro, consumer or mortgage.
Micro (3)	Total debt up to 120 statutory minimum wages (equivalent to S/100,000).
Consumer (4)	Focus on debt unrelated to business.
Mortgage (5)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)

Converted into Soles at the exchange rate of S/0.001065 per Colombian Peso as of December 31, 2020. As of December 31, 2020, Mibanco had 97,617 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2020, unless otherwise disclosed.

(2)	Mibanco’s commercial segment focuses on all credits other than Micro, Consumer and Mortgage. Commercial loans represent 22% of Mibanco’s total loans and 4,315 of its clients.

(3)

Mibanco’s micro-business segment focuses on financing production, trade, or service activities for companies that have total debt up to 25 statutory minimum wages (approximately S/20 million) and workers up to 10. Micro-business loans represent 71% of Mibanco’s total loans and 87,818 of its clients.

(4)

Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 3% of Mibanco’s total loans and 4,527 of its clients.

(5)

Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 5% of Mibanco’s total loans and 957 of its clients.

2.3 Insurance & Pensions

2.3.1 Grupo Pacifico

(I) Grupo Pacifico Overview

We conduct our insurance business exclusively through Grupo Pacifico, which operates in Peru and Bolivia and is the second-largest Peruvian insurance company by written premiums in 2020, according to the SBS and the National Superintendency of Health of Peru (Superintendencia Nacional de Salud or Susalud by its Spanish initials). Grupo Pacifico provides a broad range of insurance products focusing on three business areas: P&C, life insurance business, and corporate health insurance and medical services. Grupo Pacifico, like other major Peruvian insurance companies, sells its products both directly (through its own sales force) and through independent brokers, bancassurance (which is an arrangement between a bank and an insurance company allowing the insurance company to sell its products to the bank’s client base) and sponsors.

For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and development of the company”.

In the last few years, we have seen a greater level of awareness in the need for protection. This was evidenced by the interest generated by certain high volume, low ticket products which we have successfully introduced. Moreover, the current situation has generated an even greater desire for protection, and a wider acceptance of digital channels in the insurance category.

During 2020, we have developed a strategy to capture this growth opportunity, which is based on three axes: customer-centric innovation, a focus on Credicorp distribution channels and digitalization for both sales and services.

The first strategic axis is geared towards customer-centricity through innovation by closely understanding our market and generating products based on the current and future needs of the population. Through the axis we have developed a product of flexible annuities, after the introduction of a law that allows the retrieval of 95.5% of the pension funds upon retirement, which has grown 3-fold since its launch. Another example is our new auto insurance product called “Plan Kilometros” where customers pay a low fixed premium plus a variable amount based on the kilometers driven, which has grown 8 times since 2019 (from S/0.53 million to S/4.56 million).

A second strategic axis focuses on capitalizing on the reach and provided by the Credicorp channels. Currently, BCP and Mibanco have over 9 million customers, which provides a great opportunity for Pacifico to cross-sell and grow. To seize this opportunity, we have created a Bank-assurance Tribe combining team members from BCP and Grupo Pacifico, all focused on generating business and products for BCP customers. Additionally, we created the first combined squad with Grupo Pacifico and Mibanco team members, to develop ad-hoc products adapted to the needs of lower income clients.

The third strategic axis is oriented around digitalization. Our industry will become increasingly digital and we must be at the forefront of this trend. Grupo Pacifico has been adding products to its e-commerce platform with great success: in the last year we have doubled our direct-digital premiums, and also, we have launched a digital health insurance product focused only on cancer coverage. Finally, we have improved our self-service capabilities by continuing to develop our app “Mi Espacio Pacifico”, where we have quadrupled the registered users and doubled the percentage of customer self-service.

Distribution Channels

Digital channels

•

Mi Espacio Pacifico App: In 2020, more than 169 thousand clients used Grupo Pacifico’s app, compared to 39 thousand in 2019. Additionally, 60% of inquiries were self-managed as compared to 33% of inquiries that were self-managed in 2019.

84

•

Pacifico Web: In 2020, more than 7 million visits were made to Grupo Pacifico’s website, which compared favorably with the 5 million reported in 2019. Sales through the website and other digital channels totaled S/88 million, which represented a growth of 74% with regard to the level in 2019.

Physical channels

•

Branches: Due to the social distancing measures enacted during the pandemic, Grupo Pacifico temporarily closed its offices and branches to the public. Nevertheless, the company has continued providing its clients with the services they need.

COVID-19 Management

•	Pacifico reimbursed 50% of car premiums for March and April 2019 to individual clients who were up to date on their payments.

•	Pacifico donated S/5 million in life insurance to healthcare professionals, police and the army.

2.3.2 Prima AFP

(I) Prima AFP Overview

Credicorp conducts its pension fund business through Prima AFP, the second largest player in the Pensions business in Peru, which operates through individual capitalization accounts and provides its affiliates with retirement, disability, survival, and burial benefits. For this purpose, Prima AFP collects affiliates’ mandatory and voluntary contributions, and invests the funds in local and foreign financial markets. The funds that Prima AFP holds in custody for its affiliates are non-attachable by it and autonomous assets and are not affected by Prima AFP’s financial results. Prima AFP offers four types of funds, which differ by risk profile and the asset classes in which they invest. The investment and risk management policies are defined by internal committees and supervised by the SBS and the SMV.

For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (5) Competition – 5.3 Insurance & Pensions – 5.3.2 Prima AFP” and “Item 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and regulation – 6.2. Subsidiaries – 6.2.1 Peru.”

For Prima AFP, 2020 was an atypical year with many challenges due to the COVID-19 pandemic. The Peruvian Government, in order to mitigate the health and economic crisis, promulgated a Law and various Emergency Decrees (DU) that ranged from the suspension of pension contributions in April, to the withdrawal of funds by clients. To comply with the requirements of the government, we had to rapidly execute actions. On the commercial front, we increased the processing capacity of our customer service channels, doubled the chat infrastructure to provide more prompt attention to customers, and implemented a bot that is available 24 hours per day, to quickly attend client needs. Additionally, we equipped a team of customer service executives with tools to attend clients from their homes and provide specialty service.

At Prima AFP, the commitment to our employees has always prevailed, providing them with job stability and continuity of working conditions. They also received the tools to work from their homes. Likewise, an active communication was maintained by the general management to keep everyone updated on the news and strategies taken by the organization.

In 2020 and coming years, Prima AFP’s efforts are focused on the experience of our clients, on providing the best profitability to the funds under management and on the efficiency of our organization. All this under a framework of sustainability which focuses on the progress of our clients. Additionally, we continue to implement our responsible investment model, which applies environmental, social and corporate governance (ESG) factors in our investment process.

Since 2019, we have been immersed in a transformation process that focuses on becoming an agile and adaptable organization to generate value, strengthen the PPS, face up disruptive competition and meet the expectations of our customers by providing them with extraordinary experiences.

Distribution Channels

Digital channels

•	Prima AFP’s App: Thanks to our clients’ migration to digital channels, in 2020 more than 8 million sessions were initiated in Prima AFP’s mobile app, compared to 367 thousand in 2019.

•

Prima AFP’s Web: In 2020, more than 2 million sessions were initiated through Prima AFP’s web page, compared to 334 thousand in 2019. Users can use the web page to check contributions; find details on fund movements and balances; and request a change in fund risk level.

Physical channels

•	Branches: Prima has 15 offices nationwide. Nevertheless, as of March 2020, all offices have been closed to the public due to government measures in the context of COVID-19.

For further detail about Prima AFP COVID-19 Management, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic Environment – COVID-19 Measures.”

2.4 Investment Banking & Wealth Management

Credicorp Capital carries out its investment banking and wealth management operations in the Latin America region through Credicorp Capital Peru, Credicorp Capital Colombia, and Credicorp Capital Chile which hold a considerable market share in the Peruvian, Colombian and Chilean markets, respectively.

In 2018, the creation of the Investment Banking & Wealth Management LoB included the addition of BCP Stand-alone’s and ASB Wealth Management Division to Credicorp Capital. The main objective of this new LoB is to operate as a single regional wealth management model within one business unit, instead of three different models under different business units. This new structure facilitates sharing of best practices and delivery of a regional value proposition, with ASB supporting all wealth management business units and clients (instead of focusing on Peru-based wealth management customers).

In 2019, Credicorp Capital completed the acquisition of Ultraserfinco and its subsidiaries, a leading financial services company licensed to operate as a broker-dealer in Colombia. In June 2020, the merger with Ultralat, a broker-dealer and financial advisor in the U.S., concluded successfully. This allowed to expand our Wealth Management business in Colombia, in addition to the possibility of building a robust Capital Markets and Wealth Management Platform in the U.S.

With operations in Chile, Peru, Colombia and the United States, we are consolidating our leadership position operating through four main business units: Asset Management, Capital Markets, Corporate Finance and Wealth Management, with ASB as our banking operation in Panama that supports our Wealth Management business, consolidates some of our Capital Markets Trading Strategies and increasingly provides its balance sheet to support our Corporate Finance business unit.

Asset management

Through the regional platform provided by Latin-American Integrated Market (Mercado Integrado Latinoamericano), our asset management business unit offers a wide array of products, including mutual funds, alternative funds, and portfolio management, as well as structured products, to a broad base of clients, including those in our retail, private and high-net-worth, corporate, and institutional segments. We also act as a third-party distributor in Latin America, representing other global asset managers.

Capital markets

Our capital markets business unit has an active role in secondary markets, particularly equity and fixed-income products, as well as exchange rate products and derivatives. Our participation in the placement of equity and debt instruments, vis-à-vis our corporate finance team, is also relevant, especially for corporate issuances in local markets. We also have proprietary investments, with trading books managed in Peru, Colombia and Chile.

Corporate finance

Our corporate finance business unit provides advisory services for the structuring of mid- and long-term financing and the structuring and placement of equity and fixed-income instruments in capital markets. It also offers a wide range of financial advisory services and advisory services for mergers and acquisitions.

Wealth management

We run a financial and investment advisory model tailored to high-net-worth and ultra-high-net-worth individuals under a comprehensive value proposition where we offer our clients a broad range of products (including investment advisory, investment management, long-term financial planning, banking services, and credit solutions), an expert advisory model (in which a single relationship manager coordinates the various financial services for their clients) and a multi-platform that provides access to local, regional and international markets, including the U.S.

Distribution Channels

Digital channels

•

Tyba: Tyba is an online application that operates as a digital broker in Colombia and allows clients to manage their personal finances, making investments according to their own risk profile and tailored to their investment plans. It provides a simple and secure means for clients to access to investment products by allowing any investment of a minimum amount of 100,000 Colombian Pesos (COP) to be made entirely through the Tyba platform. At the end of 2020, Tyba has 218,000 users.

Physical channels and Telephone

•

Offices: Credicorp Capital’s clients can be served through its 23 regional offices, which are distributed across Peru, Colombia and Chile, and also have points of contact in the United States and Panama. Additionally, BCP clients can manage their investments in mutual funds through its network of agencies across Peru.

•	Call center: Through a specialized team, we serve and advise our Capital Market clients in the intermediation of fixed income and variable income securities.

(3) Corporate compliance and ethics

Credicorp and all its subsidiaries, using a comprehensive approach based on international best practices and our principles and ethical values, have established 10 corporate compliance and ethics programs that cover local and international regulations and mitigate conduct risks by encouraging ethical behavior in order to protect the reputation of the corporation. These programs are the following:

•	Anti-money laundering and Counter financing of terrorism (AML/CTF)
88

•	Financial stability

•	Fiscal transparency (FATCA & CRS)
•	Regulatory compliance
•	Ethics and conduct

•	Anti-corruption

•	Market abuse prevention

•	Personal data protection

•	Occupational safety and health

•	Market Conduct

The programs listed above are under the oversight of the Chief Compliance and Ethics Officer who has full autonomy to carry out her functions and duties independently, and reports directly to our Board of Directors, through the Sustainability Committee, in order to provide regular and consolidated reports about the performance of the compliance and ethics programs in place at all of our subsidiaries. Each subsidiary has a compliance and ethics officer, who works with a specialized team and reports to the head office.

In 2020, we continued with our strategy about the migration from a single-program perspective to a comprehensive compliance and ethics advisory framework to provide timely risk assessment of new products, channels, service initiatives or changes in the realm of compliance. We have implemented a new way of providing comprehensive advice (that includes all programs within the role of compliance and ethics) to Credicorp business units, tribes and squads to ensure that products and services can be rolled out in a timely manner.

Fiscal Transparency

The Fiscal Transparency Unit within Credicorp oversees the implementation of the U.S. Foreign Account Tax Compliance Act (FATCA) and the OECD’s Common Reporting Standard (CRS) which are the global standards for the automatic exchange of financial information between governments; and apply these standards to all Credicorp financial institutions. Understanding FATCA and CRS requirements and having a comprehensive Fiscal Transparency compliance program are essential for financial institutions to limit non-compliance risk and meet the obligations set out by applicable country Intergovernmental Agreements (IGAs) with the U.S. Internal Revenue Service (IRS) and the commitments signed with Organization for Economic Co-operation and Development (OECD).

FATCA at Credicorp: Credicorp has investment vehicles located in countries under IGA Model I (Bahamas, Luxembourg, Colombia, the Cayman Islands and Panama), IGA Model II (Bermuda and Chile), and General Regulation (Bolivia and EE.UU.). Obligations include complying with client due diligence, client annual reporting and financial counterparties exchange of status information. Peru still holds the status of “agreement in substance” while the Peruvian government and the U.S. Department of Treasury continue with the negotiations to sign an IGA Model I. Given this status, in 2018 the MEF announced that the Annual Client Reporting obligation would be put on hold, while negotiations continue. However, all Peruvian financial institutions must comply with all other FATCA obligations as if the IGA were already in force.

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

In Peru, the implementation of CRS is part of the mandatory requirements of the OECD to grant full membership status to Peru. Therefore, all Credicorp financial institutions in Peru, including BCP Stand-alone, Grupo Pacifico, Mibanco, Prima AFP, Credicorp Capital Bolsa, Credicorp Capital Fondos, and Credicorp Capital Titulizadora; submitted their first Annual Report to the Superintendence of Tax Administration of Peru (Superintendencia Nacional de Aduanas y de Administracion Tributaria de Peru or SUNAT by its Spanish initials), the Peruvian Tax Authority, in August 2020.

(4) Internal Audit

In 2020, our internal audit unit focused on creating a permanent risk-based framework to evaluate the effectiveness and efficiency of Credicorp’s risk management, control and governance processes. The unit’s objectives are improving and protecting the corporation’s value through an agile and timely independent assessment, as well as data-based consulting and risk analysis. For this purpose, our internal audit unit formulated the Annual Audit Plan using a risk-based audit methodology, which is aligned with the rules of The Institute of Internal Auditors (IIA) and approved by the SBS. Based on industry-specific concerns, topics related to data analytics, cybersecurity and agility were given special attention and therefore addressed the audit management strategy.

During 2020, for the tenth consecutive year, an internal evaluation was conducted in compliance with Standard 1311 of the IIA. During this evaluation, we received the qualification of “General Compliance” (the highest qualification rating provided by the IIA) due in part to our Quality Assurance and Improvement Program. The evaluation also verified that our internal audit function complies with the International Standards for Professional Practice, Fundamental Principles and the IIA Code of Ethics. For the year 2021, we plan to deploy the Audit Maturity Model, recommended by the IIA.

During 2020, our Chief Internal Auditor remained as Chairman of the Financial Services Guidance Committee the IIA, whose mission is to strategically direct the development of the International Framework for Professional Practice of Internal Auditing to support the advancement of the professional auditing practice in the global financial services industry by identifying, prioritizing, launching and, ultimately, approving guidelines specifically geared to the special needs of internal auditors who provide services to the financial services industry. Furthermore, during the year, Grupo Pacifico’s Chief Auditor continued as Chairman of the Lima Chapter of the Information Systems Audit and Control Association (ISACA), and participated with our Chief Auditor on behalf of Credicorp, with counterparts from various peer universal banking institutions from various Latin-American countries in the Agility Internal Audit Committee - Latin American Banks, a self-organized group composed by the audit function of those banks, to share experience and knowledge. Furthermore, the Auditor of ASB was part of the Board of Directors of the Audit Committee of the Association Banking of Panama. Another highlight was the confirmation of the new Credicorp Capital Peru Audit team in July 2020.

Consistent with recommended industry practices, Credicorp continued to apply the Cybersecurity Assessment Tool (CAT) of the U.S. Federal Financial Institutions Examination Council (FFIEC) to its operations. In addition, Credicorp implemented a centralized methodology to apply data analytics in a coordinated and integrated manner and, during 2020, we also began to apply a decentralized data analytics model following best practices and promoted the use of Agile audit methodology guidelines. In that sense, for example at BCP the percentage of our audit engagement using data & analytics techniques grew from 55% in 2019 to 91% during 2020.

Despite the COVID-19 pandemic, Credicorp Audit was able to fulfill its annual plan remotely, due to the technical facilities deployed by the different companies of the group. In this field, special methodologies were developed for remote visits to agencies that serve our clients.

In 2020, we provided 20,704 hours of training to our internal auditors, with an average of 91 hours per auditor (above the 40 hours per auditor recommended by international practices) in topics related to fraud prevention, IFRS 9, new cybersecurity frameworks such as those promulgated by the IIA, NIST or the FFIEC, internal quality assessment, data analytics, risk management, programming language, anti-money laundering, validation of models and other topics of financial and operational audit.

(5) Competition

5.1 Universal Banking

As of December 31, 2020, there are 54 financial institutions, and four state-owned banks (Banco de la Nacion, Corporacion Financiera de Desarrollo S.A., a Peruvian government-owned development bank, Agrobanco and Fondo MiVivienda) in the Peruvian universal banking sector.

	Private Financial System as of December 31, 2020
	Number of entities	Assets (Soles in thousands)	Deposits (Soles in thousands)	Loans (Soles in thousands)
Banking Sector (1)	16	515,698,170	329,937,958	326,021,798
Financial firms (2)	10	15,445,489	8,379,218	13,340,950
Municipal savings banks (3)	12	34,910,251	25,452,829	26,454,575
Rural savings banks (4)	7	2,999,392	1,780,372	2,394,140
Edpymes (5)	9	2,862,092	—	2,549,945
Total (6)	54	571,915,394	365,550,377	370,761,408

Source: SBS

(1) Banca Multiple under SBS definition and terminology

(2) Empresas Financieras under SBS definition and terminology

(3) Cajas Municipales under SBS definition and terminology

(4) Cajas Rurales under SBS definition and terminology

(5) The same name under SBS definition and terminology

(6) The total Private Financial entities doesn’t include savings and loans associations (COOPACS), since the information for COOPACS is not yet publicly available from the SBS

(i) Banking Sector

The Banking Sector includes universal banks, offering financial services to retail and wholesale clients, among others. The following table sets forth the percentages, by assets, deposits and loans, represented by the major Peruvian banking institutions.

	As % of total Private Financial System			As % of Banking Sector
As of December 31, 2020	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	31.92%	31.85%	30.50%	35.40%	35.29%	34.68%
Banco BBVA Peru	18.78%	19.51%	18.98%	20.82%	21.62%	21.59%
Scotiabank Peru	13.50%	12.18%	13.76%	14.98%	13.50%	15.65%
Interbank	11.91%	12.02%	11.22%	13.21%	13.32%	12.76%
Banco Interamericano de Finanzas	3.21%	3.51%	3.26%	3.56%	3.89%	3.70%
Mibanco	2.73%	2.34%	3.50%	3.03%	2.59%	3.98%

Source: SBS

As of December 31, 2020, BCP Stand-alone ranked first among all Peruvian multiple banks by assets, deposits and loans, according to the SBS.

As of December 31, 2020, the principal Peruvian non-state financial institutions reported total loan balances of S/243,371 million in local currency and of US$22,825 million in foreign currency (in comparison to S/200,331 million and US$25,877 million in 2019, respectively). These figures represented an annual expansion of local currency loan balances of 21.5% and a contraction of foreign currency loan balances of 11.8% (compared to an expansion of 8.7% and 1.0%, respectively, from December 31, 2018 to December 31, 2019). As a result, the dollarization of loans reduced to 25.4% as of December 31, 2020 (compared to 30.0% as of December 31, 2019 and 31.9% as of December 31, 2018). As of December 31, 2020, Peru’s total amount of multiple banking deposits were S/329,938 million, and the multiple banking dollarization rate for deposits was 37.9% (compared to 38.9% as of December 31, 2019 and 39.5% as of December 31, 2018). As part of its plan to decrease the dollarization level of loans in the Peruvian financial system, in order to reduce the risks of currency depreciation associated with borrowing in US Dollars, the BRCP established a de-dollarization program beginning in January 2015. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru – (i) Peruvian Regulators”.

Peru’s capital ratio (regulatory capital divided by risk-weighted assets (RWAs)) was 15.52% as of December 31, 2020, which was above the 10% legal minimum that became effective in July 2011 and represented an increase of 95 basis points from the capital ratio reported as of December 31, 2019 (14.57%). In 2019, the ratio decreased by 9 basis points from a ratio of 14.66% as of December 31, 2018.

Peru’s loan portfolio quality indicators deteriorated in 2020. As of December 31, 2020, internal overdue ratio reached 3.80%, 78 basis points higher than the ratio reported as of December 31, 2019 (3.02%). As of 2019, the ratio had increased 7 basis points compared to December 31, 2018 (2.95%). Also, the internal overdue, refinanced and re-structured loans over total loans ratio was 5.52% as of December 31, 2020, 106 basis points higher than the figure reported at year-end 2019, 4.46% (compared to 4.44% in 2018). Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 177.7% as of December 31, 2020 (compared to 152.1% as of December 31, 2019 and 153.6% as of December 31, 2018).

The liquidity of the Peruvian banking system remained at high and comfortable levels. As of December 31, 2020, the local currency liquidity ratio and the foreign currency liquidity ratio were 52.2% and 49.2%, respectively (compared to 27.0% and 49.6% in 2019 and to 27.0% and 44.5% in 2018, respectively). The significant increase in the local currency liquidity ratio is mainly attributable to the government program liquidity measures. These liquidity ratio levels were well above the minimum required by SBS regulations (10% for local currency and 25% for foreign currency).

(ii) Other financial institutions

BCP Stand-alone also faced a strong competition from credit providers, aside banking institutions, primarily with respect to consumer loans and SME-Pyme loans. SME-Pyme loan providers from other financial institutions, lent S/19.7 billion to borrowers in 2020, compared to S/17.3 billion in 2019, and S/16.3 billion in 2018, according to the SBS. In 2020, overall SME-Pyme loans to customers of other financial institutions represented 18.0% of the total loans in the Peruvian financial system (compared to 22.8% in 2019 and 22.0% in 2018).

Consumer loan providers from other financial institutions lent S/14.0 billion to borrowers in 2020, compared to S/15.1 billion in 2019 and S/12.3 billion in 2018, according to the SBS. In 2020, overall loans to consumers of other financial institutions represented 21.2% of total loans in the financial system (compared to 21.2% in 2019 and 19.9% in 2018).

(iii) Recent Competitive Developments

In recent years, several foreign companies have shown interest in entering the Peruvian universal banking market while financial companies already in Peru have taken steps to expand operations and develop new businesses. In addition, non-traditional players, such as fintech and startup companies, began to operate in the financial sector in recent years. These new strong competitors may affect adversely our results as they set and provide similar products and services. In particular, the following authorizations and applications from and to the SBS may be significant to our competitive environment:

(1)

In May 2018, Scotiabank acquired 51% of Banco Cencosud, authorized by the regulator. This acquisition increases Scotiabank’s market share in the retail banking segment in Peru, as they will jointly manage both portfolios. Afterwards, in February 2019, the regulator approved the conversion of Banco Cencosud from a bank to a rural savings bank.

94

(2)

In November 2019, the SBS modified the credit and debit card regulations given the current context of technological innovation that has been transforming the business models. This new regulation is focused on ensuring a responsible offer, changing the definition of a traditional credit and debit card, and improving their security.

(3)

In December 2019, BCP won the contest held by Peru’s Deposit Insurance Fund (Fondo de Seguro de Depositos), so it will be the entities in charge of returning the money of the Financiera TFC to its clients after the SBS order its closure. For further details about the closure of Financiera TFC, see “ITEM 4. INFORMATION OF THE COMPANY – 4.B Business Overview - (5) Competition – 5.2. Microfinance – 5.2.1 Peruvian microfinance system – Recent competitive developments”. The SBS pointed out that in a first stage the payments will correspond to the savings and term deposits of individuals that do not maintain joint accounts, severance indemnity deposits, or debts with Financiera TFC that are covered by the Deposit Insurance Fund.

(4)	In April 2020, the SBS authorized the operation of Bank of China (Peru) S.A. as a multiple operation banking company. Bank of China already has a representative office on Peru.

During 2020, along with our traditional competitors, there was new technology-driven entities such as fintech and startup companies, which showed greater interest in the financial sector, in line with higher digitization under the COVID-19 context. We highlight specific strategic alliances between these and current financial institutions competitors such as: (i) BBVA: Kontigo, (ii) Banco Interamericano de Finanzas: Microwd, and (iii) Interbank: RappiBank and Kambista.

5.2 Microfinance

According to The Economist Intelligence Unit in 2020, among 55 selected countries, Peru and Colombia have the most conducive environments for financial inclusion. We are aware that a large portion of microbusiness owners in both countries are currently unbanked, which constitutes an opportunity to contribute to these economies while growing our businesses.

5.2.1 Peruvian microfinance system

As of December 31, 2020, the Peruvian Microfinance System is mainly regulated by the SBS and is comprised of entities that vary in size, client segments, and ambit of geographic action: 1 bank, which is Mibanco; 10 financial firms, 12 municipal savings banks, 7 rural savings banks and 9 development entities for small and microbusinesses (Edpymes). This system also includes 150 savings and loan associations (Cooperativa de Ahorro y Creditos or COOPACS by its Spanish initials), which have small portfolios and target specific geographic areas.

As of December 31, 2020, the Peruvian microfinance system (excluding COOPACS) represented around 70% of the total entities regulated by the Peruvian financial system, with microfinance loans totaling approximately 57.7 billion soles (15% of Peruvian Financial System). As of December 2020, according to the SBS, microfinance customers represented 59.1% of borrowers in the regulated Peruvian financial system.

	Peruvian Microfinance System as of December 2020
	Number of entities	Assets (Soles in thousands)	Loans (Soles in thousands)	Deposits (Soles in thousands)
Multiple banking	1	15,625,042	12,985,006	8,548,184
Financial firms	10	15,445,489	13,340,950	8,379,218
Municipal savings banks	12	34,910,251	26,454,575	25,452,829
Rural savings banks	7	2,999,392	2,394,140	1,780,372
Edpymes	9	2,862,092	2,549,945	—
Savings and loan associations (Coopacs) (1)	150	N/A	N/A	N/A
Total	189	71,842,266	57,724,616	44,160,603

(1) In 2019, SBS began overseeing COOPACS and according to the latest financial information available, at the end of 2019, 131 COOPACS reported (aggregate) a total of S/13.2 billion in assets S/9.8 billion in loans and S/9.7 billion in deposits

Source: SBS

According to the SBS, as of December 31, 2020, Mibanco led the market for loans in the micro and small business segments regulated by SBS, with shares of 28.6% and 18.2% respectively (compared to 24.5% and 21.1%, respectively, as of December 31, 2019 and 26.4% and 21.2%, respectively, as of December 31, 2018).

Municipal savings banks are important players in the microfinance system in the Peru. In 2020, 12 institutions were operating and represented 46% of the total loans at year-end. The business model used by municipal savings associations is similar to the traditional relational model used by Mibanco, which conducts an on-site cash flow assessment of the customer. The municipal savings associations operate in municipal government ambits, and as such, their ability to innovate and modify products and processes is limited by the existence of multiple layers of approval.

In 2020, in the context of the pandemic, Mibanco worked to keep its portfolio quality in check while acting prudently to manage its internal overdue loan coverage ratio, which was situated at 198.2% in IFRS. In local GAAP, Mibanco’s internal overdue loan coverage ratio was situated at 160.8% and the average for municipal savings banks was situated at 186.1% at the end of December 2020. Mibanco’s global capital ratio was situated at 19.8% at year end, which far exceed the 15.6% reported by municipal savings associations at the end of December 2020.

Recent competitive developments

The most relevant news and developments in the Peruvian microfinance sector from 2018 to 2020 were:

•

The expansion of Fondo Crecer, a Peruvian government initiative created in September 2018 to grant loans to small and microbusinesses. Eight of the 18 financial institutions participating in the program operate with resources from this fund, which offers micro, small and medium businesses access to loans at rates of 15% (compared to rates of 32% prior to 2018). The fund also implemented extended guarantees to expand access to more companies and to cooperatives.

96

•

A new trust account signed by Fondemi (a government fund to develop micro and small business) and Peruvian Government-Owned Development Bank (or COFIDE by its initials in Spanish) will permit loans of up to S/100,000 to medium and small businesses. These resources will be offered to clients through financial institutions, municipal savings banks, rural savings banks, Edpymes and non-governmental organizations (NGOs).

•

In January 2019, Law No. 30822 (COOPAC Law) went into effect, which created a registry of cooperatives that operate in the market and set up the cooperative deposit insurance fund. This law gives the SBS oversight powers, which utilize a modular scheme that considers the business’s size and assets.

•

In November 2019, through Resolution SBS N° 5646-2019, the coverage for insurance fund deposits was extended to COOPACS Coverage maximums are S/5,000 or S/10,000, depending on the cooperative’s size and assets; the objective is to protect members’ savings.

•	In December 2019, through Urgent Decree No. 025-2019, exemptions on tax payments for foundations and NGOs were extended until December 31, 2020.

•

In December 2019, the SBS ordered the closure of Financiera TFC S.A (TFC), after its effective equity level fell more than 50% in 12 months. TFC operated in the microfinance sector and most of its loan funding was for the medium, mortgage and small business segments. In January 2020, through Urgent Decree 013-2020, new regulation was issued to advance efforts to fund microbusinesses by introducing a regulatory framework that contemplates establishing crowdfunding platforms to finance entrepreneurial projects, micro and small-sized companies, and startups in Peru.

•

In 2020, most of the developments and regulations affecting the Peruvian microfinance were related to Government relief measures in the context of COVID-19. In March 2020, through Multiple Resolution (Oficio Multiple) No. 11170-2020-SBS, the SBS authorized entities in the financial system to modify loan contracts to extend grace periods for borrowers. This allowed clients to repay debts over longer periods without generating the usual black marks on credit histories that are generated when grace periods expire. For more information, please refer to the following section: ITEM 3 KEY INFORMATION – 3.D Risk Factors – Our business and results of operations may continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.

5.2.2    Colombian microfinance system

The Colombian microfinance system is regulated by the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia or SFC by its Spanish initials).

As of December 2020, Colombian microfinance institutions represented around 27% of the total entities regulated by the Colombian financial system, with microfinance loans totaling approximately 15.3 billion Colombian pesos. Mibanco Colombia, which belongs to the Multiple Banking sector, was ranked 6th in the microfinance system with a market share of 8.55% of loans in this segment according to the SFC. Microfinance institutions reported a presence in 1,103 municipalities (99% of total municipalities in the country) and 56.0% of the microentrepreneurs were women, according to the Association of Microfinance Institutions of Colombia (or Asomicrofinanzas by its Spanish initials) (Colombian Association of Microfinance Institutions).

	Colombian Financial System in December 2020
	Number of entities	Assets (Pesos in millions)	Deposits (Pesos in millions)	Loans (Pesos in millions)	Loans microfinance (Pesos in millions)
Multiple banking	26	729,840,954	458,282,570	498,837,827	12,698,854
Financial corporations	10	12,198,987	6,317,450	10,703,388	375,436
Finance company	5	22,513,546	4,957,754	0	0
Financial cooperatives	5	4,170,282	2,668,942	3,270,935	696,783
Microfinance institutions	17	N/A	N/A	N/A	1,440,369
Total	63	768,723,769	472,226,716	512,812,150	15,211,442

Source: SFC

Recent competitive developments

The most relevant new developments in the Colombian microfinance sector were:

•

The elimination of restrictions on activities of banks and non-bank institutions to allow remote account openings and proportional reductions in due diligence requirements. These changes have allowed financial institutions to open simplified accounts with requirements similar to those imposed on companies that specialize in electronic deposits and payments.

•

In May 2019, Law No. 1955-2019 formally adopted a regulatory approach to the testing environment, which adds to previous regulations, such as Decree No. 1357 of 2018, to facilitate the use of collective financing, or “crowdfunding,” and bank investment in financial technology.

•	Electronic payments on existing cash transfer programs such as Familias en Accion (FA), Jovenes en Accion (JA) and Colombia Mayor (CM) increased during the COVID-19 pandemic.

•

In April 2020, through decree 518 of 2020, the Programa Ingreso Solidario (IS) was created to support impoverished households by providing monetary support to individuals who are not included in the FA, CM, JA and Devolucion del IVA (DI) programs. The objective was to reach an additional layer of low-income families. The program has banked 2.5 million individuals who were previously not included in the formal system.

•

In 2020, ‘Unidos por Colombia’ was created to guarantee $12 billion to fund credit for any company but with particular emphasis on providing funds to small and medium businesses (SMEs) and microbusinesses with guarantees that cover up to 60% of the loans granted by banks and non-banking entities, including microfinance institutions.

•

In July 2020, Bill 122-2020, created the Law for Entrepreneurial Endeavors, which seeks to propitiate the growth, consolidation and sustainability of entrepreneurship to increase social wellbeing and generate equity in the country. The objective is to create a favorable environment to grow collective and individual initiatives to make Colombia a point of reference in the region for sustainability.

5.3 Insurance & Pensions

5.3.1  Grupo Pacifico

The Peruvian insurance market, which includes property and casualty (P&C), life and corporate health insurance market, is highly concentrated, comprising of 19 active companies, which 7 are dedicated to P&C and lifelines, 8 exclusively to P&C, and 4 exclusively to life. According to the SBS and Susalud, as of December 31, 2020, four companies (Rimac, Grupo Pacifico, Mapfre and La Positiva) represented a combined 84.8% market share in terms of written premiums, and the leading two companies had a combined market share of 61.1%, both according to the SBS.

In 2020, Grupo Pacifico was the second-largest insurance company in Peru in terms of written premiums, with a consolidated market share of 28.9% (compared to 28.7% in 2019), according to the SBS and Susalud. While the Peruvian average written premiums decrease in 0.1% during 2020 in line with the lower economic activity in the context of COVID-19, Grupo Pacifico had a 0.7% written premium increase from 2019 to 2020 due to its efficient management. As a result, Grupo Pacifico remains the largest insurance company in the life and health insurance market with 30.0% and 44.8% of market share respectively according to the SBS.

Grupo Pacifico has a relatively well-diversified product portfolio, with composition comparable to that of the overall Peruvian insurance industry. In contrast to the Latin-American region, Peru maintains a low insurance penetration level: as of December 31, 2020, the region has an insurance penetration level of 3.0%, while Peru’s was 2.0%.

In 2020, the Peruvian insurance industry’s total written premiums totaled S/16,542 million, which is 0.1% lower than in 2019. This explained by the crisis originated by the application of confinement and social distancing measures to face the COVID-19 pandemic, in addition to the political noise of transitory governments, which makes the economic outlook difficult for the country.

The SBS had initiated a reform to the PPS in September 2013, by establishing a tender process for the exclusive right to manage the PPS’s collective insurance policies for disability and survivorship (D&S) and burial expenses. As a result of the SBS’s reform, these exclusive rights were offered for the collective insurance contract which were submitted on September 13, 2013, and the winning bidder obtained the right to manage the PPS’s collective insurance policies from October 1, 2013 until December 31, 2014. The bid submitted by Grupo Pacifico was not selected, and as a result Grupo Pacifico did not issue insurance policies in the PPS for D&S and burial expenses from October 2013 through December 2014. However, in December 2014, Pacifico won the tender process and was able to issue policies for D&S and burial expenses in the PPS from January 2015 to December 2016. In 2017 and 2019, Grupo Pacifico won the third and fourth tender process, which allowed the company to continue in the D&S business from 2017 to 2020. Finally, Pacifico won the latest D&S tender process, which allows it to continue in the D&S business from January 1, 2021 to December 31, 2022. We expected that the tender will positively impact Grupo Pacifico’s market share on these product lines.

Market Share by Annual Written Premiums (1)	2018	2019	2020
1. Rimac	32.1%	32.2%	32.1%
2. Grupo Pacifico	29.1%	28.7%	28.9%
3. Mapfre	12.6%	12.3%	12.1%
4. La Positiva	10.4%	11.2%	11.6%
5. Interseguro	6.2%	5.1%	4.5%
6. Protecta	1.8%	2.4%	2.5%
Annual Written Premiums (Soles in millions)	15,122	16,567	16,542

Source: SBS + Susalud (1) P&C + Life + Corporate Health Insurance Businesses

Life and P&C insurance market

In 2020, total written premiums in the Peruvian life and P&C insurance sectors decreased 0.7%, after a significant 9.7% increase in 2019, and a higher growth of 13.6% in 2018, according to the SBS. Written premiums in the Peruvian life and P&C insurance market totaled S/14,021 million in 2020, lower than S/14,113 million registered in 2019. Total written premiums in the Peruvian life insurance business decrease 4.1% from 2019 to 2020, while those in the P&C business grew by 2.7% from 2019 to 2020. In the same year, Peru’s GDP decrease by 11.1% according to the BCRP.

According to the SBS, in 2020, Grupo Pacifico’s written premiums in the consolidated life and P&C businesses made up 26.1% of the Peruvian market, compared to 25.9% in 2019. These figures place Grupo Pacifico as the second largest company in the consolidated life and P&C insurance market.

Life Insurance market

In 2020, written premiums in Peru’s life insurance market totaled S/6,654.3 million, according to the SBS, which represents a decrease of 4.1% from 2019. This was mainly attributable to the individual life (which decreased 10.9% from 2019), annuity line (which decreased 8.9% from 2019), and to a lesser extent, D&S line (which decreased 3.2% from 2019). These decreases were partially offset by group life (which increased 7.3% from 2019) and credit life (which increased 1.5% from 2019).

According to the SBS, in 2020, Grupo Pacifico had the largest market share in the Peruvian life insurance market by written premiums (30.0%), which was higher than its market share of 28.8% in 2019. Grupo Pacifico’s written premiums increased 0.2% from 2019, compared to a decrease in written premiums in the overall Peruvian life insurance market. The increase in Grupo Pacifico’s written premiums was primarily attributable to credit life (which increased 8.1% from 2019) through the alliance channel due to solidarity payments (debt delinquency that is assumed by the entity) and an increase in sales in the bancassurance channel; and individual life (which increased 6.8% from 2019) due to an increase in renewal premiums, an improvement in collections and an increase in the exchange rate; and annuity line (which increased 2.3% from 2019).

P&C Insurance market

In 2020, the written premiums of Peru’s P&C insurance market totaled S/7,367.2 million, according to the SBS, which represents an increase of 2.7% from 2019. This result was primarily attributable to medical assistance (which increased 8.7% from 2019), fire risk (which increased 19.5% from 2019), agricultural insurance (which amounted S/94 million as compared to S/7 million in 2019) and earthquake insurance (which increased 5.9% from 2019). This was attenuated by automobile (which decreased 12.8% from 2019) and personal accident (which decreased 22.6% from 2019).

According to the SBS, Grupo Pacifico had the second largest market share in Peru’s P&C sector at 22.5% in 2020, which is lower than its 23.2% market share in 2019. Grupo Pacifico’s written premiums decreased -0.5% from 2019, while Peru’s average growth rate for P&C written premiums was 2.7% from 2019 to 2020. Grupo Pacifico’s decrease is mainly explained by automobile (which decreased 11.2% from 2019), SOAT (which decreased 30.0% from 2019) and Personal Accident (which decreased 8.8% from 2019) due to mandatory social immobilization in the context of the pandemic, causing less circulation of vehicles and lower sales in the school insurance product.

Corporate Health Insurance and Medical Services market

According to Susalud, in 2020, written premiums in Peru’s health insurance market totaled S/2,521 million, which represented an increase of 2.8% compared to the previous year. This increase was mainly attributable to an increase in regular corporate health insurance. Based in figures from Susalud, Grupo Pacifico had Peru’s largest market share (44.8%) in this market in 2020.

Risk rating

Grupo Pacifico managed to reaffirm the solidity and solvency of the company, maintaining its international credit ratings, despite the difficult context of the COVID-19 pandemic and related disruptions, as follows: AM Best A-, Fitch BBB+, Moody’s Baa2. Grupo Pacifico also accessed the capital market and placed in subordinated bonds for US$50 million at a competitive rate in December 2020, in order to finance working capital, support potential future growth and other corporate uses.

5.3.2 Prima AFP

The PPS consists of four companies, and Prima AFP is the second largest of the four by funds under management. According to the SBS, as of December 31, 2020, funds under management in the PPS reached S/164.9 billion, of which Prima AFP managed S/49.8 billion. This represented a market share of 30.2%, a slight decrease compared to its market shares of 31.0% and 31.2% in 2019 and 2018, respectively also according to SBS data.

On December 31, 2020, the PPS reached 7.8 million affiliates, of which 2.4 million were Prima AFP’s customers, this represented a market share of 30.3%, lower than its market shares of 31.8.% and 30.4% in 2019 and 2018, respectively, according to the SBS.

Collections in the PPS in 2020 reached S/10.9 billion, of which S/3.4 billion was collected by Prima AFP. This represents a market share of 31.4%, which is lower than its market shares of 35.4% and 34.1% in 2019 and 2018, according to the SBS.

As discussed below under “PPS Reforms”, the Peruvian government began a process of reforming the PPS in 2012 through the passage of the PPS Reform Law. This reform contemplated a tender process to be held every 24 months, in which the AFP that offers the lowest management fee wins the tender. As a result, new workers who enter the PPS become members of the tender holder and remain in it for at least 24 months.

The following table shows the PPS tender processes held to date and their respective winners:

No.	Date Held	Period	Winner
—	September 2012	October 2012 – May 2013	Prima AFP
1st	December 2012	June 2013 – May 2015	AFP Habitat
2nd	December 2014	June 2015 – May 2017	AFP Habitat
3rd	December 2016	June 2017 – May 2019	Prima AFP
4th	December 2018	June 2019 – May 2021	AFP Integra
5th	December 2020	June 2021 - May 2023	AFP Integra
102

5.4 Investment Banking and Wealth Management

Our Investment Banking and Wealth Management LoB is organized into four main business units: asset management, capital markets, corporate finance, and wealth management. In addition, we have a regional business support team and a centrally managed Treasury Department.

Asset Management

In Asset Management, Credicorp Capital’s proprietary funds saw increased participation by institutional clients and individuals (the latter supported by the development of wealth management teams in Colombia and Chile and an already established team in Peru). Credicorp Capital has the leading market position in mutual funds in Peru, with a market share of 37.9% by total market assets under management, according to the SMV. We are also developing alternative funds in real estate, infrastructure, and private debt at a regional level and offer third-party funds from global asset managers to our clients.

Capital Markets

In capital markets, our brokerage house in Peru reaffirmed its leadership, holding the largest market share in equities (32% of traded value) and the second largest in fixed income (37% of traded volume), excluding the volumes outside of the stock market, according to the Lima Stock Exchange (Bolsa de Valores de Lima or BVL by its Spanish initials). Similarly, our brokerage company in Colombia held the largest market share among brokers in equities (21% of traded value) and in fixed income (25% of traded volume) according to the Colombian Stock Exchange. In Chile, we held the fifth largest market share in equities (5%) and the second largest in fixed income proprietary accounts (7%), in terms of traded volume, according to the Santiago Stock Exchange.

Corporate Finance

In Corporate Finance, our teams are mainly recognized in Peru and Chile, while the team in Colombia is still building up its reputation. These teams offer lending and capital markets solutions for corporations’ financing needs and offer them advisory services for mergers and acquisitions.

Wealth Management

In Wealth Management, while the team is consolidated in Peru, we recognize the opportunity for growth in Colombia and Chile. In this business, Credicorp competes in a regional market led by global banks and financial institutions, especially in the ultra-high-net-worth segment.

Credicorp Capital also offers trust services to its clients in Peru and Colombia. In Peru, we have a strong leadership position in fiduciary and custody services to retail and institutional clients, but further growth is limited by market size. On the other hand, we have a relatively low market share in fiduciary services in Colombia (less than 4% measured by number of trust deeds), according to the Association of Fiduciaries of Colombia (Asociacion de Fiduciarias de Colombia), which also presents us with an opportunity for growth.

(6) Supervision and regulation

6.1 Credicorp

Credicorp Ltd. is an exempted company located in Bermuda. Credicorp maintain presence and conduct its activities in Peru, Cayman Islands, Bolivia, Colombia, Chile, Panama and the United States, through its different LoBs and subsidiaries.

Save as aforesaid, there are no applicable regulations under Bermuda Law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to us as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda. See “ITEM 3. KEY INFORMATION - 3. D Risk Factors - Credicorp, as a Bermuda exempted company, may be adversely affected by any change in Bermuda law or regulation”.

Our common shares are listed on the NYSE. We are therefore subject to regulation by the NYSE and the SEC as a “foreign private issuer”. We also must comply with the Sarbanes-Oxley Act of 2002.

We are subject to certain requirements set forth by Law No. 26702, as well as certain banking resolutions issued by the Peruvian banking regulator, the SBS, including SBS Resolution No. 11823-2010, which was enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates”. Resolution No. 11823-2010 was partially amended by Resolution No. 2945-2013, which was enacted in May 2013. These regulations affect us primarily in the areas of reporting, risk control guidelines, limitations, ratios and capital requirements.

Since our common shares are listed on the BVL in addition to the NYSE, we are subject to certain reporting requirements to the SMV, the Peruvian securities market regulator, and the BVL. See “Item 9. The Offer and Listing – 9.C Markets – (2) Market Regulation”. In the last year, the SMV issued SMV Resolution 016-2019-SMV/01 - “Guidelines for the qualification of Independent Directors”. These Guidelines are not binding rules; they are only recommendations to the issuers listed on the BVL that are under SMV supervision.

(i) Capital Adequacy Requirements

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
105

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) of Basic Capital or Tier 1 capital net of the deductions in (a), (b), and (c) in the list above.

•	Supplementary Capital: Supplementary capital comprises the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(a)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;

(b)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;

(c)

for banks using the SBS standardized approach method, the generic loan loss provision up to 1.25% of total credit RWAs; or, alternatively, for banks using the internal ratings-based (IRB) method, the generic loan loss provision up to 0.6% of total credit RWAs (pursuant to Article 189 of Law No. 26702); and

(d)	half of the amount referred to in “Deductions” below. Tier 3 capital comprises consolidated redeemable subordinated debt that is incurred with the sole purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

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

(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS.

•	Items deducted from Tier 1 capital include:

(i)	current and past years’ losses;

(ii)	deficits of loan loss provisions;

(iii)	goodwill resulting from corporate reorganizations or acquisitions; and

(iv)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

•	Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;

(ii)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;

(iii)	the generic loan loss provision included in the supplementary capital of the financial consolidated group; and

(iv)	half of the amount referred to in “Deductions” below.

Tier 3 capital comprises consolidated redeemable subordinated debt computed in the consolidated groups.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(i)	all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies;

(ii)	all investments in shares and subordinated debt issued by entities that are part of the Conglomerate but do not belong to any of the consolidated groups;

(iii)	all investment in shares issued by real sector companies that are not part of the Conglomerate and the negotiable portfolio, computed as deductions in the financial system consolidated group.

For further information, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5. B Liquidity and Capital Resources – (1) Capital Adequacy and Solvency Management – (1.1) Credicorp”.

6.2 Subsidiaries

6.2.1 Peru

Credicorp’s main subsidiaries, BCP Stand-alone, Mibanco, Grupo Pacifico, Prima AFP and Credicorp Capital Peru, are located in Peru and they offer banking and financial services. Furthermore, they are regulated by Peruvian laws and supervised by Peruvian Financial Regulators.

In Peru financial institutions, insurance companies and pension funds are regulated by Law No. 26702. In general, it provides for loan loss reserve standards, brings asset risk weighting in line with Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (Basel Committee) guidelines, empowers the SBS to supervise financial holding companies, and includes specific treatment of a series of recently developed products in the capital markets and derivatives areas.

(i)	Peruvian Regulators

The Peruvian Central Bank (BCRP)

The BCRP was established in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The BCRP regulates Peru’s money supply, administers international reserves, issues currency, target inflation ranges, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru at the IMF and the Latin American Reserve Fund, which is a financial institution intended to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties.

The highest decision-making authority within the BCRP is its seven-member Board of Directors. Each Director serves a five-year term. Of the seven Directors, four are selected by the executive branch and three are selected by Peru’s congress. The Chairman of the BCRP is one of the executive branch nominees but must be approved by Peru’s congress.

The BCRP’s Board of Directors develops and oversees monetary policy, establishes reserve requirements for entities within the financial system, and approves guidelines for the management of international reserves. All entities within the financial system are required to comply with the decisions of the BCRP.

One of the functions of the BCRP is to periodically revise its reference interest rate in accordance with its monetary policy objectives. Once a month, the Board of Directors of the BCRP approves and announces the monetary program through a press release. The following chart summarizes the reference interest rate changes in 2018, 2019 and 2020:

Changes in BCRP’s reference interest rate (2018-2020)
Month	Rate
January 2018	3.00%
March 2018	2.75%
August 2019	2.50%
November 2019	2.25%
March 2020	1.25%
April 2020	0.25%

As part of its dollarization control function, the BCRP has taken steps to foster the de-dollarization of credit to reduce the risks of currency depreciation associated with borrowing in US Dollars and thus reduce this vulnerability by implementing in January 2015 the so-called “De-dollarization Program”. The program imposes additional US Dollar reserve requirements on financial institutions based on limits to the credit balance in US Dollars for total credit, as well as mortgage and vehicle credits, in order to reduce credit dollarization. As of December 2020, this marginal reserve requirement in foreign currency was of 35% (unchanged from the levels of December 2019 and December 2018), and is applied on based two criteria: (i) balance of total loans in US Dollars, and (ii) balance of car and mortgage loans in US Dollars.

In the context of the De-dollarization Program, Credicorp’s main subsidiary, BCP Stand-alone has reduced significantly the level of foreign exchange risk on credit risk, which in turn reduces the impact discussed in this risk factor.

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

•	Providing local currency to financial institutions at spot foreign exchange prices in order to finance the re-denomination of their loans in US Dollars through a Repo – Substitution.

The Superintendence of Banks, Insurance and Pension Funds (SBS)

The SBS is the regulatory authority in charge of, supervising and regulating all financial, insurance and pension fund institutions in Peru. Peru’s Constitution and Law No. 26702, which contains the statutory charter of the SBS, grant the SBS the authority to oversee and control banks and financial institutions (with the exception of brokerage firms, which are regulated by the SMV), insurance and reinsurance companies, companies that receive deposits from the general public, AFPs and other similar entities as defined by Law No. 26702. The SBS is also responsible for supervising the BCRP to ensure that it abides by its statutory charter and Bye-laws.

The SBS has administrative, financial and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the BCRP, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to holding companies that are not banks, such as Credicorp); (iv) reviewing the Bye-laws and amendments to Bye-laws of these companies; (v) issuing criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the bank’s Risk Assessment Center, to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). The SBS is also responsible for setting criteria for the establishment of financial or mixed conglomerates in Peru and for supervising these entities. As a result, in addition to its supervision of BCP Stand-alone, Mibanco Grupo Pacifico and Prima AFP, the SBS also supervises Credicorp Ltd. because Credicorp Ltd. is a financial conglomerate conducting the majority of its operations in Peru.

The Superintendence of the Securities Market (SMV)

The SMV is the Peruvian government institution in charge of: (i) promoting the securities markets, (ii) making sure fair competition takes place in the securities markets, (iii) supervising the management of businesses that trade in the securities markets, and (iv) regulating such businesses’ activities and accounting practices. The SMV enjoys functional, administrative, economic, technical, and budgetary autonomy relative to other branches of the Peruvian government. Financial institutions such as banks, insurance companies, pension funds and brokerage firms must inform the SMV of significant events that affect their business and are required to provide financial statements to both the SMV and the BVL each quarter. Those institutions are also regulated by the SMV when they conduct operations in the local Peruvian securities market.

National Institute for the Defense of Competition and the Protection of Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual or INDECOPI by its Spanish initials)

INDECOPI regulates the protection of the consumer’s rights. This regulation is stated in Law No. 29571. INDECOPI has the authority to issue fines to financial institutions if they violate the laws and regulations regarding protection of the consumer rights.

National Authority for the Protection of Personal Data (Autoridad Nacional de Proteccion de Datos Personales or ANPDP by its Spanish initials)

The ANPDP regulates the protection of personal data in Peru. The primary governing regulation for the ANPDP is Law No. 29733. ANPDP has the authority to issue fines to financial institutions that violate the laws and regulations regarding personal data protection.

(ii)	Supervised Institutions

Under Peruvian law, financial institutions are classified as universal banks, insurance companies, pension funds, finance companies and other financial institutions such as small business finance companies, savings and loan corporations, financial services companies, investment banks, mutual housing associations, municipal savings and credit associations and savings and credit cooperatives.

Financial institutions must obtain the SBS’s authorization before beginning operations. BCP Stand-alone and Mibanco are classified as a universal bank, Grupo Pacifico is classified as an insurance company and Prima AFP is classified as a pension fund company.

Universal Banks

A universal bank, or bank is defined by Law No. 26702 as an enterprise whose principal business consists of (i) receiving money from the public, whether by deposits or by any other form of contract, and (ii) using such money (together with the bank’s own capital and funds obtained from other sources) to grant loans or discount documents, or in operations that are subject to market risks.

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
111

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

Under Peruvian law, universal banks may conduct brokerage operations and administer mutual funds but must do so through subsidiaries. However, universal bank employees may market the financial products of the bank’s brokerage and mutual fund subsidiaries. Banks are prohibited from issuing insurance policies but are not prohibited from distributing insurance policies issued by insurance companies.

Peruvian branches of foreign banks enjoy the same rights and are subject to the same obligations as Peruvian universal banks. Multinational banks, with operations in various countries, may perform the same activities as universal Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in local Peruvian markets, multinational banks must maintain capital in Peru of at least the minimum amount that is required for Peruvian banks.

Those universal banks who violate Law No. 26702 and its underlying regulations may be subject to administrative sanctions and criminal penalties Additionally, the SBS and the BCRP have the authority to issue fines to financial institutions and their Directors and officers if they violate the laws or regulations of Peru, or their own institutions’ Bye-laws.

Insurance companies

Since the Peruvian insurance industry was deregulated in 1991, insurance companies have been authorized to conduct all types of operations and to enter into all forms of agreements that are needed to offer risk coverage to customers. Insurance companies may also invest in financial and non-financial assets in order to maintain liquidity and capital requirements to pay their clients when claim occurs.

Law No. 26702 and Law No. 29946 are the main laws governing insurance companies and insurance in Peru. The SBS is the government agency charged with the supervision and regulation of all insurance companies. The incorporation of an insurance company requires prior authorization of the SBS. Also, SMV supervises and regulates insurance companies through the Law No. 26126 and its amendments.

On May 27, 2013, a new Peruvian insurance law, Insurance Law No. 29946, became effective. Law No. 29946 governs all insurance contracts, except for those that are expressly governed by other regulations. It substantially changes how insurance policies are offered by insurance companies, regulates the information provided by the insured and includes changes to termination and arbitration clauses included in insurance contracts. Law No. 29946 also provides a list of terms and conditions that cannot be included in any insurance contract and ensures that any changes in the contract can only be made if 45 days’ notice is given to the policyholder prior to renewal of the policy. Other measures include restrictions on the duration and renewal of contracts, consumer protection rules, and regulations governing how to address non-payment of premium installments required under insurance contracts.

In September 2013, the SBS established a tender process for the exclusive right to manage collective insurance policy for D&S and burial expenses of the PPS as part of its reform.

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

Pension Funds

Pension Funds operations are regulated by the Unified Text of the Private System for the Administration of Fund Act, approved by Supreme Decree No. 054-97-EF and modified by Law No. 29903 in force since August 2013.

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

Peru also has numerous mutual housing associations, municipal savings and credit associations, savings and credit cooperatives and municipal credit bureaus. Over the past six years the entry of new participants, including foreign banks and non-bank financial institutions, has increased the level of competition in Peru.

(iii)	Peruvian Commercial Banks Regulation - BCP Stand-alone and Mibanco

Management of operational risk Requirements

SBS Resolution No. 37-2008, which sets forth the guidelines for enterprise risk management (ERM), and Resolution No. 2116-2009, collectively established guidelines for operational risk management by banks. Under these resolutions, operational risk management is defined broadly to include those risk resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people and systems, or from adverse external events. The resolutions also establish responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to manage risks involved in the performance and continuity of their operations and services adequately in order to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures. Banks also are required to develop an information security model to guarantee physical and logical information integrity, confidentiality and availability.

On April 1, 2018, SBS Resolution No. 37-2008 was replaced by SBS Resolution No. 272-2017. The new regulation has introduced the following modifications regarding risk management:

a.	Risk management must also consider the macroeconomic environment that affects the markets in which the company operates;

b.

The following new types of risk are incorporated in the regulation: (a) money laundering and terrorist financing risk, defined as the possibility of the company being used for money laundering and terrorist financing purposes; and (b) reinsurance risk, defined as the possibility of losses caused by the insufficiency of reinsurance coverage contracted by the assigning insurance company; and

c.

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

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, critical suppliers, critical information assets, technological components, new products and significant changes to our services, and channels. To support the operational risk management process, we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze and report operational risk losses, using advanced models for operational risk capital allocation. We also have monitoring and reporting procedures that are designed to monitor KRIs and other performance metrics.

We intend to be guided by the risk control standards of international financial institutions that are noted for their leadership in this field. Our overall objective is to implement an efficient and permanent monitoring system to control operational risks, while training our operational units to mitigate risks directly.

Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to make certain certifications regarding our internal controls over financial reporting. We have developed internal methods to identify and evaluate risk and controls over our critical processes to determinate how effective internal controls are over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 Internal Control Framework.

Capital adequacy requirements

Capital adequacy requirements applicable to us are set forth in Law No. 26702 and Legislative Decree 1028. Legislative Decree 1028 was aimed at adapting Law No. 26702 to the capital guidelines and standards established by the second Basel Committee Accord (Basel II). Capital adequacy requirements are also included in Peruvian GAAP guidelines. Pursuant to Basel II guidelines, financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit RWAs, and (ii) 10 times the amount required to cover market and operational risks.

Since July 2009, Peruvian financial institutions generally have applied a standardized approach to calculate their capital requirement related to credit, market and operational risk. As an alternative to the standardized approach, financial institutions may request authorization from the SBS to use different models for calculating the reserve amount associated with any of these three risks. In July 2009, the SBS started accepting applications to use alternative models, referred to as Internal Models Methods. If the amount of an institution’s reserve requirements would be higher using the standard model than it would be using the approved Internal Models Method, then the institution will have to maintain between 80% and 95% of the standard amount during a phase-in period. Even after the phase-in period, institutions using an Internal Models Method are subject to regulatory capital floors.

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

(ii)	other elements that have characteristics of permanence and loss absorption that are in compliance with regulations enacted by the SBS, such as hybrid securities.

Items deducted from Tier 1 capital include:

(a)	current and past years’ unrealized losses; deficits of loan loss provisions;

(b)	banks must deduct the difference between total expected loss and eligible provisions in case internal models are used to estimate credit capital requirements.

(c)	goodwill resulting from corporate reorganizations or acquisitions; and

(d)	half of the amount referred to in “Deductions” below. Absent any Tier 2 capital, 100% of the amount referred to in “Deductions” below must be deducted from Tier 1 capital.

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components (i) of Basic Capital or Tier 1 capital net of deductions (a), (b) and (c) from “Basic Capital” listed above.

Supplementary Capital: Supplementary capital is comprised of the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(i)	voluntary reserves that may be reduced without prior consent from the SBS;

(ii)	the eligible portion of redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;

(iii)

for banks using the SBS standardized approach method, the generic loan loss provision up to 1.25% of credit RWAs; or, alternatively, for banks using the IRB Method, the generic loan loss provision up to 0.6% of total credit RWAs (pursuant to Article 189 of Law No. 26702); and

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

For the purposes herein, “regulatory capital” excludes the amounts referred to in clauses (iii), (iv) and (v) of the elements deducted from Tier 1 and Tier 2 capital listed above.

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

SBS Resolution No. 8548-2012, adopted in 2012, modified the regulatory capital requirements for credit RWAs in SBS Resolution No. 14354-2009 and established a schedule for implementing the modifications.

On February 24, 2016, SBS issued Resolution 975 -2016 - “Subordinated Debt Regulation”, which aims to improve the quality of banks’ total regulatory capital and align Peruvian regulation towards Basel III, by modifying:

•	The characteristics that subordinated debt must meet to be considered in the calculation of total regulatory capital; and

•	The calculation of RWAs.
118

Under this regulation, subordinated debt issued prior to the regulation that did not meet the requirements was to be recognized as total regulatory capital, according to the following:

•

Tier 1 subordinated debt: as of January 2017, and for 10 years following, Tier 1 subordinated debt is subject to a 10% discount. However, the amount not computable as Tier 1 regulatory capital may be computed as a Tier 2 instrument, if it has a residual maturity equal to or greater than 15 years.

•

On November 2019, BCP redeemed the total amount of its Tier 1 subordinated debt issuance (issued in 2009) totaling US$250 million. Thus, as of December 2019, neither Tier 1 nor Tier 2 of BCP’s regulatory capital was comprised of non-compliant Tier 1 subordinated debt.

•

Tier 2 subordinated debt: during the five years prior to maturity, the principal balance will be discounted by 20%. In the year prior to its maturity, the Tier 2 subordinated debt will not be considered in the calculation of Tier 2. This treatment did not change compared to previous regulation. As a result, Tier 2 Subordinated debt issued previous to the rule was grandfathered.

In addition, the SBS Resolution also included changes to the calculation of RWAs of the following accounting items:

•	Intangibles (excluding goodwill);

•	Deferred tax assets (DTAs) that are originated by operating losses; and

•	DTAs that are associated with temporary differences and that exceed the threshold of 10% of the “adjusted total capital”. In each case, DTAs are to be net of deferred income tax liabilities.

These assets will experience a gradual increase in their risk weights (until they reach a maximum of 1,000% in 2026) to replicate the deductions established by Basel III. The RWAs calculated based on these risk weights will be used exclusively for calculating the Basel III ratios.

Furthermore, the new regulation requires the calculation of a new solvency ratio: Adjusted total capital on adjusted total RWAs. This methodology is similar to that which is used to calculate the CET1 ratio under Basel III. As a result, the accounting items mentioned above are deducted from the numerator of the new solvency ratio, and the calculation of RWAs (the denominator) does not consider these deductions. As of December 31, 2020, BCP Stand-alone’s CET1 ratio was 11.40%.

SBS Resolution 4280-2018, adopted in October 2018, modified the risk weight applied to intangibles (excluding goodwill) to speed up the increase in this risk weight towards 100%, with the purpose of closing the regulatory gap with Basel III guidelines, which clearly require intangibles to be fully deducted from core capital measurements.

In March 2020, as the scale of the global COVID-19-induced economic shock became apparent, the SBS passed Resolution 1264-2020, which suspended the countercyclical capital requirements for the banking system, unlocking a significant capital buffer for local banks, which was built during the last several years, in order to prevent a credit contraction.

Furthermore, in April 2020, the Ministry of Finance and the BCR engineered and launched a large Credit enhancement program, Reactiva Peru, in response to the economic crisis, which comprised government guarantees for a broad range of loans to local enterprises. This program successfully promoted the expansion of credit to local enterprises in 2020 without consuming significant capital requirements to local banks.

Common Equity Tier 1 (CET1)

In November 2013, BCP Stand-alone’s Board of Directors decided to track the Basel III ratio known as CET1. CET1 comprises:

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

CET1 Internal Targets

In October 2018, BCP Stand-alone’s Risk Committee approved a rise on CET1 ratio limits for BCP Stand-alone and Mibanco, targeting them in 11.00% and 15.00%, respectively. These limits are part of their risk appetite framework. BCP Stand-alone’s CET1 ratio is estimated based on BCP Stand-alone’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru.

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

The intervention procedure entails an automatic stay, protecting the assets of the bank or insurance company. Hence, the following actions are temporarily suspended: (i) collection of debts (judicially or administratively), (ii) execution of any judicial order, (iii) creation of liens, and (iv) making payments, advances or offsetting debts; although statute regulates some specific cases where offsetting is admitted during the stay.

In case of dissolution of the bank, the priority of payments goes as follows: (a) wages and social benefits of the bank’s employees, (b) return of saving deposits (in the portion not covered by the Deposit Insurance Fund), (c) tax obligations; and, (d) the rest of the obligations under general rules of payment.

Liens created against bank’s assets survive the dissolution, but the following rules apply:

1.	Each encumbered asset is sold separately.

2.	The proceeds of the sales are deposited separately from the rest of the bank’s assets to preferentially pay the secured obligations.

3.

If the wages and social benefits of the bank’s employees are fully paid with the rest of the company’s assets, the proceeds described in clause (2) above are used to pay the secured obligations. Otherwise, they are used to complete such payments, reducing pro-rata the amount available for payment of secured obligations.

4.	If the secured obligations are fully paid and there is an excess from the proceeds described in clause (2) above, the balance is added to the rest of the bank’s assets.

5.	If the secured obligations are not fully paid, the unpaid balance is treated as an unsecured obligation and may be collected, if possible, against the rest of the bank’s assets.

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

In 2017, the BCRP lowered the local currency reserve requirement rate (from 6.5% in December 2016 to 5.0% in April 2017). In 2018, the BCRP lowered the marginal reserve requirements from 40% in December 2017 to 35% in July 2018 (70% in December 2016), and is applied on based two criteria: (i) balance of total loans in US Dollars, and (ii) balance of car and mortgage loans in US Dollars. According to the BCRP, this reduction in rates aims to maintain flexible credit conditions considering decreasing demands for loans and increasing external rates. In 2020, the BCRP lowered reserve requirements for obligations with an average term equal to or below 2 years with financial institutions from abroad, subject to a special regime, from 50% to 9% and suspended the additional reserve requirement based on the evolution of foreign currency loans until April 2021. By December 2020, Peruvian commercial banks’ average effective reserve requirement ratio for foreign currency was 34.4%.

In addition to overall changes in reserve requirements, in 2016, the BCRP increased the minimum level for current account deposits that Peruvian banks must keep at the BCRP as reserve funds, from 0.75% at the close of 2015 to 1.00% by March 2016. In April 2020, the BCRP lowered the minimum level for current account deposits back to 0.75% as part of measures to ease financial conditions. Moreover, in April 2020 it also lowered the legal and general regime local currency reserve requirement rate from 5.0% to 4.0%.

In order to offset the excessive pressure of the derivatives market on the domestic currency, the BCRP has adjusted additional reserve requirements in Soles according to foreign exchange derivatives market conditions. Moreover, after significant depreciation of the Sol against the US Dollar in 2014 (6.8%) and 2015 (14.6%) the BCRP established a program (De-dollarization Program) aimed at contributing to the de-dollarization of credit to reduce the risks of currency depreciation associated with borrowing in US Dollars.

For further historical events please refer to previous 20-F documents, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities”.

Lending activities requirements

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

The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The credit limit for any Peruvian borrower is 10% of a bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law No. 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2018, 2019 and 2020, the 10.0% unconsolidated credit limit per borrower of BCP Stand-alone for unsecured loans was S/1,767.9 million, S/1,940.8 million and S/2,121.0 million, respectively. As of December 31, 2018, 2019 and 2020, the 30.0% credit limit for secured loans was S/5,303.7 million, S/5,822.4 million and S/6,363.1 million, respectively.

Pursuant to Article 52 of the organic law of the BCRP, under certain circumstances, the BCRP has the authority to establish limits on interest rates charged by commercial banks and other financial institutions. Such limits are not currently in place; however, there can be no assurance that the BCRP will not establish such limits on interest rates in the future.

In addition, according to SBS Resolution No. 6941-2008, as amended, banks and other financial entities must adopt a system to manage the risk of over-indebtedness that (a) allows the mitigation of such risk before and after making the loan, (b) permits the performance of a permanent monitoring of the portfolio to identify over indebted borrowers and (c) includes the periodic evaluation of the control mechanisms being used and of the corrective actions or required improvements, as the case may be.

Portfolio Classification Requirement

In order to comply with the SBS regulation, we have a loan portfolio classified in accordance with SBS Resolution No. 11356-2008 and it was amended as of July 1, 2010. For this reason, a bank’s portfolio is classified into eight different categories: corporate, large companies, medium-sized companies, small companies, micro-companies. Commercial, consumer revolving, non-renewable consumer, and residential mortgage loans.

Related party transactions requirements

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

The total amount of loans to Directors, employees or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital. All loans made to any single Director or employee borrower, considering his or her close relatives, may not exceed 0.35% of regulatory capital (that is, 5% of the overall 7% limit).

Pursuant to Law No. 26702, as amended by Law No. 27102, the aggregate amount of loans to related party borrowers considered to be part of an economic group (as defined above) may not exceed 30% of a bank’s regulatory capital. For purposes of this test, related party borrowers include (i) any person holding, directly or indirectly, 4% or more of a bank’s shares, (ii) Directors, (iii) certain principal executive officers of a bank, and (iv) people affiliated with the administrators of the bank. Loans to individual related party borrowers are also subject to the limits on lending to a single borrower described under “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”. All loans to related parties must be made on terms no more favorable than the best terms that BCP Stand-alone or Mibanco offers to the public.

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

Additionally, on January 7, 2021, Law No. 31112 was promulgated, which provides that any transaction that causes ownerships to cross the threshold set by Law No. 31112 and can result in action in concert must have the authorization of INDECOPI to complete that ownership. According to this law, financial institutions must present the acquisition request to the SBS. If the SBS determines that there is a financial crisis, the acquisition does not require authorization from INDECOPI.

Finally, under Peruvian law, individuals or corporations that acquire, directly or indirectly, 1% of the capital stock of a bank in a period of 12 months, or acquire a 3% or more share participation, have the obligation to provide the information that the SBS may require to identify such individuals’ or corporations’ main economic activities and asset structure.

Risk rating requirements

Law No. 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. In October 2019 and September 2020, the Moody’s Local PE Clasificadora de Riesgos S.A. and Apoyo y Asociados Internacionales S.A.C. rating agencies, affirmed their respective “A+” risk categories for BCP Stand-alone. In September 2020, both rating agencies affirmed their “A” risk categories for Mibanco. As of December 2020, BCP Stand-alone and Mibanco maintained the risk categories of “A+” and “A”, respectively, with both rating agencies.

Deposit insurance fund

Law No. 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Deposit Insurance Fund for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated on the basis of the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium, which is set by Law No. 26702, begins at 0.65% of total funds on deposit under the coverage of the Deposit Insurance Fund and increases to 1.45%, which is applicable to banks in the highest risk category. Such annual premium basis and maximum were modified by Resolution SBS No. 0657-99 which established complementary proceedings and modified the amount of the annual premium; such that the annual premium now begins at 0.45% of total funds on deposit and increases to 1.45% which is applicable to banks in the highest risk category. BCP Stand-alone and Mibanco are currently classified in the lowest risk category and apply the 0.45% set by the Resolution SBS No 0657-99.

The maximum amount that a customer is entitled to recover from the Deposit Insurance Fund is S/ 101,522.00 for the period starting from December 2020 until February 2021.

(iv)	Peruvian Insurance Companies Regulation - Grupo Pacifico

Solvency requirements

Pursuant to Law No. 26702, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin calculations consider the amount of premiums written and losses incurred during a specified period prior to the date of the calculation.

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

Technical reserve requirements

Pursuant to Law No. 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. Law No. 26702 also requires insurance companies to create a reserve for incurred but not reported (IBNR) claims that are reflected as a liability in their consolidated financial statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to our consolidated financial statements. Finally, Grupo Pacifico is required by the SBS to establish pre-event reserves for risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – (6) Lines of Business (LoBs) – 6.3 Insurance & Pensions – (i) Grupo Pacifico”.

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

Related party transactions requirements

Law No. 26702 provides that insurance companies may not extend credit to or guarantee the obligations of employees or members of the Board of Directors, except for certain home mortgage loans to employees.

Ownership restrictions

Law No. 26702 sets forth the same types of restrictions regarding the ownership and transfer of insurance company shares as it does regarding the ownership and transfer of shares in banks. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1. Peru”.

(v)	Peruvian Pension Fund Regulation – Prima AFP

Minimum capital requirements

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

Investment limits

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

The SBS requires that AFPs ensure a minimum yield. Part of the guarantee is the obligatory reserve requirement, which is paid with resources belonging to the AFPs. The amount depends on the assets in the portfolio, but it is approximately 1% of the AFP’s funds under management.

PPS Reforms

PPS Reform and changes of the PPS between 2012 and 2017

Since 2012, the Private Pension System has witnessed different reforms and changes applied by the Peruvian government and its regulators. The most relevant changes contemplated during 2012 to 2017 were the following:

▪

In 2012, a tender process held every 24 months were incorporated, in which the AFP that offers the lowest management fee wins the tender. As a result, new workers who enter the PPS become members of the tender holder and remain in it for at least 24 months.

▪

In 2014, new local and foreign investment regulations made the PPS registration process for new investment securities more flexible. It allows AFPs to make non-complex investments and use derivatives instruments under certain restriction without authorization from the SBS.

▪

In 2015, SBS Resolution No. 5540-2015 was also published and regulates the new Fund Type Zero, which is mandatory for participants from the age of 65 and up who opt for a statutory retirement pension. The Fund Type Zero became effective on April 1, 2016 and invests only in national currency short-term instruments and debt securities.

▪	In April 2016, Peruvian Law No. 30425 (further modified by Law No. 30478) was passed and came into force in Peru. Among the most relevant changes, the law allows affiliates to: (i) withdraw up to 95.5% of their pension funds when they reach the age of 65 (retirement age); (ii) use up to 25% of their pension funds as the down payment or amortization of a mortgage loan used to buy a first house; and (iii) in the case of affiliates with terminal illness, withdraw up to 50% of their pension funds. The new law also extended the Special Regime of Early Retirement until December 31, 2018, for affiliates who had been unemployed for at least 12 months. The Regime applies to men and women who are at least 55 and 50 years old respectively, and pensioners who choose the retirement program.

▪	In 2017, BCRP raised the foreign investment limit up to 46% for pension funds to encourage AFPs to diversify their investments.

For further detail please refer to Credicorp’s previous 2019 20-F document, see “ITEM 4. INFORMATION OF THE COMPANY – 4.B Business Overview – (9) Supervision and Regulation – 9.5 Prima AFP”.

Changes to PPS in 2018

Between February and September 2018, the BCRP raised the foreign investment limit for pension funds at a rate of 0.5 percentage points per month until it reached the 50% limit set by the SBS.

In 2018, the withdrawals of funds in Prima AFP totaled approximately S/2,992 million.

Changes to PPS in 2019

On April 3, 2019, Peru’s congress permanently approved the Special Regime of Early Retirement for affiliates with a minimum age of 55 years old for men and 50 years old for women, who are unemployed for at least 12 consecutive months, and who prove an income of less than S/29,400 (7 UIT), to receive independent employment (4th category) income during their unemployment period. These modifications were promulgated by Peruvian Law No. 30939.

Peru’s congress also approved new criteria to apply for Ordinary Early Retirement. Ordinary Early Retirement is available to affiliates with a minimum age of 55 years old for men and 50 years old for women, who have a pension fund that allows them to access a pension of at least 40% of the average income received during the last 120 months. These modifications were promulgated by Peruvian Law No. 30939. In 2019, the withdrawals of funds in Prima AFP totaled approximately S/2,797 million.

Additionally, in 2020, the Peruvian government and congress took measures to provide liquidity to private pensioners by allowing them to draw down their funds. These measures had an impact on funds under management and on income at the AFP in 2020 and will have impact in 2021. For further information about the measures taken by the government, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Regulatory changes and adoption of new international guidelines to sectors in which we operate could impact our earnings and adversely affect our operating performance” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – (2) Political and Macroeconomic Environment”.

(vi)	Peruvian Investment Banking & Wealth Management Company Regulation - Credicorp Capital Peru

Credicorp Capital Peru is the main shareholder of Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital Sociedad Titulizadora S.A., Credicorp Capital Servicios Financieros S.A and Credicorp Capital S.A. Sociedad Administradora de Fondos.

The Securities Market Law (Legislative Decree No. 861), as amended, governs the public offering and trading of securities listed on the SMV and the BVL. The BVL, as the only stock exchange in Peru, also provides internal regulations that form part of the regulations and administrative rulings that govern the offering and trading of securities.

6.2.2 Cayman Islands

Atlantic Security Holding Corporation (ASHC) Regulation

ASHC is an entity regulated under Cayman Islands Companies Law, and operations of its main subsidiary, Atlantic Security Bank (ASB), are supervised by the Cayman Island Monetary Authority (CIMA). Under the law of the Cayman Islands, ASB is subject to the following continuing requirements: (i) to remain in good standing under the Cayman Islands Companies Law, including the filing of annual and other returns and the payment of annual fees; (ii) to file with the Registrar of Companies any change in the information or documents required to be provided and to pay annual fees; (iii) to file certain prescribed forms with CIMA on a quarterly basis; (iv) to file with CIMA audited accounts within three months of each financial year (in the case of a locally incorporated bank which is not part of a substantial international banking group, a senior officer or board member discusses these accounts each year at a meeting with CIMA); and (v) to file an annual questionnaire.

ASB has a registered branch in Panama (ASB Panama Branch), which holds an International Banking License issued by the SBP and a Securities Broker License issued by the Superintendency of the Securities Market of the Republic of Panama. The International Banking License allows institutions to carry out banking operations with effects outside of the jurisdiction from a permanent establishment in Panama. The SBP and the Superintendency of the Securities Market of the Republic of Panama act as the main regulators for ASB Panama Branch, although supervision is closely coordinated with CIMA as regulator for the Head Office in the Cayman Islands.

Currently, a merger project is being executed between ASB (Cayman Islands) and ASB Bank Corp (Panama), both wholly owned subsidiaries of Credicorp. The merger is carried out under the modality of merger by absorption, with ASB Bank Corp being the surviving entity. Therefore, after the merger is concluded, ASHC will continue to be regulated by Cayman Islands Companies Law, but ASB now will have the Panamanian authorities as the principal entities to foresee continuing requirements. The process is in the regulatory approval stage and is expected to be concluded within the second quarter of 2021. The merger is being carried out with the purpose of consolidating the operation of the private banking segment in Panama, and no material changes are foreseen in the offer of products and services, operation and management resulting from this restructuring.

Atlantic Security Bank Regulation

ASB, a subsidiary of ASHC, is a Cayman Islands bank with a branch in Panama (ASB Panama Branch). ASB is regulated and supervised by the regulatory authorities of the Cayman Islands (CIMA) while its Panama branch is regulated by the SBP and the Superintendency of the Securities Market of the Republic of Panama.

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

ASB may not invest in any asset which represents a claim on any person residing in the Cayman Islands, except a claim resulting from: (i) a loan to an exempt or an ordinary non-resident company not carrying on business in the Cayman Islands; (ii) a loan by way of a mortgage to a member of its staff or to a person possessing or being deemed to possess Caymanian status under the immigration law, for the purchase or construction of a residence in the Cayman Islands to be owner-occupied; (iii) a transaction with another licensee; or (iv) the purchase of bonds or other securities issued by the government of the Cayman Islands, a body incorporated by statute, or a company in which the government is the sole or majority beneficial owner. In addition, ASB may not, without the written approval of the CIMA, carry on any business in the Cayman Islands other than business permitted by the Category B License.

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

ASB Casa de Valores holds a Securities Broker license issued by the Superintendence of the Securities Market of the Republic of Panama that enables the entity to act as securities broker, manager and custodian. It is required to comply with regulations pertaining to corporate governance; minimum working capital and liquidity requirements to meet obligations with customers and vendors; adequate accounting practices and recordkeeping; provision of regulatory reports; adherence to confidentiality standards, code of ethics and prevention of conflict of interest; and adequate anti-money laundering and terrorism finance laundering controls, policies, and programs, among others.

6.2.3 Bolivia

Bolivian Regulators

Pursuant to Supreme Decree No. 29894, in May 2009 the ASFI was vested with the authority to regulate the Bolivian banking system. The ASFI also supervises brokerage and mutual fund management activities that Credicorp Ltd. conducts through BCP Bolivia’s affiliates, Credibolsa and Credifondo. These affiliates operate under the Securities Markets Law No. 1834, enacted on March 31, 1998. Additionally, the Central Bank of Bolivia (Banco Central de Bolivia or BCB by its Spanish initials) regulates financial intermediation and deposit activities, determines monetary and foreign exchange policy, and establishes reserve requirements on deposits.

Regulation of Bolivian financial institutions

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

On December 10th, 2010 through the enactment of Law No 065 (Ley de Pensiones), the supervision of all insurance activities in Bolivia was transferred from the ASFI to the Supervision and Control Authority for Pensions and Insurance (Autoridad de Fiscalizacion y Control de Pensiones y Seguros or APS by its Spanish initials). Our life and P&C insurance affiliates in Bolivia, which operate under the commercial name Crediseguro, are thus regulated and supervised by the APS.

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

The additional income tax rate was subsequently increased to 22% in December 2015, and to 25% in March 2017, and was made applicable to all financial institutions with a ratio of earnings before taxes to equity in excess of 6%.

In 2013, Supreme Decree No. 1842 set interest rate caps for social housing loans ranging from 5.5% to 6.5%, and for loans to productive sectors (agriculture, tourism, manufacture, etc.), and established loan quotas pursuant to which, by December 31, 2018, and afterwards, at least 60% of the loan portfolio of all universal banks needs to be comprised of loans to productive sectors and social housing loans.

As per Law 393, in 2014, the Bolivian government, through Supreme Decrees No. 2136 and No. 2137, instructed banks in Bolivia to contribute 6% of that year’s total profits for the creation of a Guarantee Fund – to be administered by the banks - intended to provide guarantees of up to 20% of the amount financed of productive sector and social housing loans. From 2015 to 2019, the government instructed banks to contribute 6% of those years’ profits to replenish either the existing Guarantee Funds or to make contributions to a newly created Seed Capital Fund administered by the government-owned development bank.

On February 27, 2020, the Bolivian Government issued Supreme Decree No. 4164 which modified the loan quotas that were enacted in 2013. The percentage of the loan portfolio that needed to be comprised of productive and social housing loans was lowered from 60% to 50%. Additionally, it established that in any given year, loan growth had to include at least 40% of loans to productive sectors or social housing. As per Supreme Decree No. 4408 of December 2nd, 2020, Supreme Decree No. 4164 was modified reinstating the loan quotas that had been in force since 2013.

In response to the COVID-19 pandemic, on April 1st, 2020, the Bolivian government enacted Law No 1294, which established the automatic deferral of all loan installments (capital, interest and other charges) payable to financial institutions for the duration of the Emergency Declaration due to the Coronavirus Pandemic. Supreme Decree No. 4206 established an initial deferral period from March 2020 to May 2020, which was subsequently extended to August 2020 through Supreme Decree No. 4248, and then to December 2020 through Law No. 1319.

On December 2nd, 2020, the Government issued Supreme Decree, No. 4409, establishing that the capital portion of the installments that had been deferred in 2020 would not accrue interest until their cancellation.

On December 28th, 2020, Law No.1356 was enacted, eliminating the tax exemption for capital gains generated in the Bolivian Stock Exchange and introducing an additional income tax of 25% applicable to all brokerage houses, mutual fund administrators and insurance companies with a ratio of earnings before taxes to equity in excess of 6%.

In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net profit. As of December 31, 2018, 2019, and 2020, these reserves amounted to approximately S/5,179.0 million, S/6,236.5 million and S/6,990.1 million, respectively.

6.2.4 Colombia

Colombia Regulation – Mibanco Colombia & Credicorp Capital Colombia

The SFC is an entity whose main function is to oversee the financial sectors. Although it has an important role in monitoring and surveillance, it also has certain regulatory powers that permit it to issue regulations through regulatory circular letters laws and decrees. Separately, the AMV supervises and regulates the conduct of securities intermediaries, as well as the certification of those who carry out such activities. The AMV is a private entity and is the product of a self-regulatory scheme. established after the termination of Law No. 964 of 2005.

The regulation of the financial sector and the securities market in Colombia is directed by Colombia’s congress, which issues laws, and the Colombian Ministry of Finance’s Financial Regulation Unit (Unidad de Regulacion Financiera), which issues decrees.

6.2.5 Chile

Chilean Regulation – Credicorp Capital Chile

The CMF is responsible of the supervision of entities of the securities markets, insurance, banks and financial institutions, and other entities established by law. The CMF regulates Credicorp Capital Chile through the Chilean stock exchange market. The CMF ensures that persons or supervised institutions, from formation until liquidation, comply with laws, regulations, statutes, and other provisions governing the functioning of these markets. The CMF also authorizes companies to manage mutual funds (known as Mutual Fund Administrators and General Fund Management or AFM and AGF, respectively, by their Spanish initials) and oversees such companies and their respective funds to ensure compliance with laws and regulations by monitoring their legal, financial and accounting information.

In Chile, there are laws, regulations, and rules that govern the various sectors of the stock market. One of those laws is the Chilean Securities Market Law, which governs the functioning of the Chilean market and the laws related to corporations, management of third-party funds (investment funds, mutual funds, pension funds and others), and deposit and custody of securities.

6.2.6 Panama

International Bank Regulation – BCP Panama and ASB Bank Corp.

BCP Panama, a branch of BCP Stand-alone, and ASB Bank Corp., a wholly owned subsidiary of ASHC, were registered in the Republic of Panama in 2002 and 2020 respectively, under an international license issued by the SBP, in accordance with Law Decree No. 9 of February 26, 1998, as amended. ASB also has a Securities Broker License issued by the Superintendency of the Securities Market of the Republic of Panama.

BCP Panama is subject to an inspection made by auditors and inspectors of the SBP, to determine, among other things, its compliance with the Law Decree No. 2 of February 22, 2008 and No. 23 of April 27, 2015, the Law on the Prevention of Money Laundering, Terrorism Financing and Financing of Proliferation of Weapons of Mass Destruction.

ASB Bank Corp. has been created with the purpose of merging with Atlantic Security Bank, with ASB Bank Corp. as the surviving entity. ASB Bank Corp. will not launch operations until the intended merger process takes place, once the relevant regulatory authorizations have been obtained. It is expected that the merger shall be completed in the second quarter of 2021. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and development of the company – Subsequent Events”.

6.2.7 United States

International Bank Regulation – BCP Miami

BCP Miami Agency is licensed to operate as an international bank agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The BCP Miami Agency is regulated, supervised and examined by the Office of Financial Regulation of the State of Florida Department of Financial Services and by the Federal Reserve through the Federal Reserve Bank of Atlanta. Our direct and indirect nonbanking subsidiaries doing business in the United States also are subject to regulation by the Federal Reserve.

Investment Banking and Wealth Management Company Regulation – Credicorp Capital LLC

Credicorp Capital LLC is a broker-dealer registered with FINRA and the SEC. Credicorp Capital LLC is the entity resulting from the recent merger between Credicorp Capital Securities, Inc. and Ultralat Capital Markets, LLC which took place on February 1st, 2021. Credicorp Capital LLC is owned by Credicorp Capital Limited, which is wholly owned by Credicorp Ltd. Headquartered in Brickell, Florida, Credicorp Capital LLC provides brokerage services through a clearing agreement with Pershing, LLC. There are currently 7 registered principals at Credicorp Capital LLC, all of whom are Series 7 and Series 24 licensed. At the trading desk, all registered representatives maintain their Series 7 and Series 63 licenses.

Credicorp Capital LLC has an affiliate investment adviser, Credicorp Capital Advisors LLC. They share the same Board of Directors and ownership.

(7) Selected statistical information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results” and the consolidated financial statements (and the notes that accompany the consolidated financial statements). The statistical information and discussion and analysis given below for the years 2016 through 2019 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2016, 2017, 2018, 2019 and 2020 and our results of operations for such years.

7.1 Average statements of financial position and income from interest-earning assets

The tables below set forth selected statistical information based on our average statements of financial position prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily US Dollars) rather than by the domestic or international nature of the balance. For the years 2020, 2019 and 2018, the average balances are computed as the average of period-beginning and period-ending balances on a monthly basis. Any of these month-end balances that were denominated in US Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management believes that the stated averages are representative of our operations, and that it would be too costly to produce daily averages using daily book balances in IFRS, but does not believe that the stated averages present trends in a materially different manner from those that would be presented by daily averages.

Average Statements of Financial Position

Assets, interest earned and average interest rates (1)

	Year ended December 31,
	2018			2019			2020
ASSETS:	Average Balance	Interest Earned	Nominal Avg. Rate	Average Balance	Interest Earned	Nominal Avg. Rate	Average Balance	Interest Earned	Nominal Avg. Rate
	(in thousands of Soles, except percentages)
Interest-earning assets:
Deposits in BCRP
Soles	152,306	3,603	2.37%	194,045	4,978	2.57%	4,158,501	10,551	0.25%
Foreign Currency	12,587,920	100,296	0.80	15,438,824	248,337	1.61	19,792,862	41,908	0.21
Total	12,740,226	103,899	0.82	15,632,869	253,315	1.62	23,951,363	52,459	0.22
Deposits in other Banks
Soles	348,152	11,544	3.32	480,586	13,103	2.73	520,306	3,826	0.74
Foreign Currency	7,154,138	43,938	0.61	6,189,004	54,295	0.88	6,568,981	18,528	0.28
Total	7,502,290	55,482	0.74	6,669,590	67,398	1.01	7,089,287	22,354	0.32
Investment securities
Soles	20,630,689	830,958	4.03	23,282,679	926,539	3.98	30,422,192	983,791	3.23
Foreign Currency	12,710,524	421,841	3.32	11,645,709	384,903	3.31	14,395,322	388,373	2.70
Total	33,341,213	1,252,799	3.76	34,928,388	1,311,442	3.75	44,817,514	1,372,164	3.06
Total loans (1)
Soles	61,525,068	7,772,611	12.63	67,091,181	8,222,685	12.26	84,042,922	7,695,726	9.16
Foreign Currency	42,514,346	2,268,486	5.34	43,818,575	2,441,834	5.57	45,916,114	2,332,108	5.08
Total	104,039,414	10,041,097	9.65	110,909,756	10,664,519	9.62	129,959,036	10,027,834	7.72
Total dividend-earning assets
Soles	657,736	11,578	1.76	561,253	8,990	1.60	484,417	8,123	1.68
Foreign Currency	161,226	12,812	7.95	101,031	16,269	16.10	307,482	17,480	5.68
Total	818,962	24,390	2.98	662,284	25,259	3.81	791,899	25,603	3.23
Total interest-earning assets
Soles	83,313,951	8,630,294	10.36	91,609,744	9,176,295	10.02	119,628,338	8,702,017	7.27
Foreign Currency	75,128,154	2,847,373	3.79	77,193,143	3,145,638	4.08	86,980,761	2,798,397	3.22
Total	158,442,105	11,477,667	7.24	168,802,887	12,321,933	7.30	206,609,099	11,500,414	5.57
Noninterest-earning assets:
Cash and due from banks
Soles	2,583,630			2,798,404			2,946,320
Foreign Currency	2,818,460			2,666,835			2,159,340
Total	5,402,090			5,465,239			5,105,660
Allowance for direct loan losses
Soles	(3,744,935)			(3,925,507)			(6,530,146)
Foreign Currency	(1,143,984)			(1,016,238)			(1,390,331)
Total	(4,888,919)			(4,941,745)			(7,920,477)
Premises and equipment
Soles	872,780			1,832,146			1,383,640
Foreign Currency	729,061			836,470			882,677
Total	1,601,841			2,668,616			2,266,317
Other non-interest-earning assets, derivatives and other interest income
Soles	4,314,519	25,471		5,049,093	29,313		8,873,581	32,965
Foreign Currency	6,205,714	19,496		6,183,773	30,418		3,723,751	14,269
Total	10,520,233	44,967		11,232,866	59,731		12,597,332	47,234
Total non-interest-earning assets
Soles	4,025,994	25,471		5,754,136	29,313		6,673,395	32,965
Foreign Currency	8,609,251	19,496		8,670,840	30,418		5,375,437	14,269
Total	12,635,245	44,967		14,424,976	59,731		12,048,832	47,234
Total average assets
Soles	87,339,945	8,655,765	9.91	97,363,880	9,205,608	9.45	126,301,733	8,734,982	6.92
Foreign Currency	83,737,405	2,866,869	3.42	85,863,983	3,176,056	3.70	92,356,198	2,812,666	3.05
Total	171,077,350	11,522,634	6.74	183,227,863	12,381,664	6.76	218,657,931	11,547,648	5.28

(1)

Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

Average Statements of Financial Position

Liabilities, Interest Paid and Average Interest Rates (1)

	Year ended December 31,
	2018			2019			2020
LIABILITIES	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate
	(thousands of Soles, except percentages)
Interest-bearing liabilities:
Savings deposits
Soles (1)	15,732,389	94,017	0.60%	18,086,800	107,467	0.59%	24,980,192	146,089	0.58%
Foreign Currency (1)	14,606,975	61,082	0.42	15,263,456	69,312	0.45	17,761,179	76,798	0.43
Total	30,339,364	155,099	0.51	33,350,256	176,779	0.53	42,741,371	222,887	0.52
Time deposits
Soles (1)	18,860,241	697,297	3.70	21,700,375	870,034	4.01	20,014,910	610,238	3.05
Foreign Currency (1)	19,619,139	378,298	1.93	19,317,889	436,061	2.26	19,931,021	394,083	1.98
Total	38,479,380	1,075,595	2.80	41,018,264	1,306,095	3.18	39,945,931	1,004,321	2.51
Due to banks and correspondents and payables from repurchase agreements
Soles	9,307,160	383,127	4.12	9,308,252	382,906	4.11	22,117,488	431,654	1.95
Foreign Currency	8,583,916	239,874	2.79	7,786,339	208,002	2.67	6,223,888	125,487	2.02
Total	17,891,076	623,001	3.48	17,094,591	590,908	3.46	28,341,376	557,141	1.97
Bonds
Soles	3,731,852	213,532	5.72	3,676,399	229,542	6.24	3,741,617	203,617	5.44
Foreign Currency	11,619,518	697,474	6.00	11,849,698	670,630	5.66	12,360,656	680,296	5.50
Total	15,351,370	911,006	5.93	15,526,097	900,172	5.80	16,102,273	883,913	5.49
Total interest-bearing liabilities
Soles	47,631,642	1,387,973	2.91	52,771,826	1,589,949	3.01	70,854,207	1,391,598	1.96
Foreign Currency	54,429,548	1,376,728	2.53	54,217,382	1,384,005	2.55	56,276,744	1,276,664	2.27
Total	102,061,190	2,764,701	2.71	106,989,208	2,973,954	2.78	127,130,951	2,668,262	2.10
Non-interest-bearing liabilities and equity:
Demand deposits (2)
Soles (1)	12,369,427	55,216	0.45	13,784,465	57,963	0.42	23,333,665	78,880	0.34%
Foreign Currency (1)	18,353,988	56,300	0.31	18,608,112	69,701	0.37	23,382,041	65,381	0.28
Total	30,723,415	111,516	0.36	32,392,577	127,664	0.39	46,715,706	144,261	0.31
Other liabilities, derivatives and other interest expenses
Soles	7,839,399	12,029		10,523,703	37,635		10,115,435	34,789
Foreign Currency	7,708,343	145,283		7,658,275	150,660		10,033,400	128,995
Total	15,547,742	157,312		18,181,978	188,295		20,148,835	163,784
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	22,302,712			25,211,482			24,168,217
Total	22,302,712			25,211,482			24,168,217
Non-controlling interest
Soles
Foreign Currency	442,291			452,618			494,222
Total	442,291			452,618			494,222
Total non-interest-bearing liabilities and equity
Soles	20,208,826	67,245		24,308,168	95,598		33,449,100	113,669
Foreign Currency	48,807,334	201,583		51,930,487	220,361		58,077,880	194,376
Total	69,016,160	268,828		76,238,655	315,959		91,526,980	308,045
Total average liabilities and equity
Soles	67,840,468	1,455,218	2.15	77,079,994	1,685,547	2.19	104,303,307	1,505,267	1.44
Foreign Currency	103,236,882	1,578,311	1.53	106,147,869	1,604,366	1.51	114,354,624	1,471,039	1.29
Total	171,077,350	3,033,529	1.77	183,227,863	3,289,913	1.80	218,657,931	2,976,306	1.36

(1)	Includes the amount paid - for the deposit insurance fund.

(2)

Our policy does not consider the payment of interests for demand deposits; however, in exceptional circumstances the group pays interest on certain demand deposits of corporate clients that exceed certain amounts. These payments are not considered material.

7.1.1 Changes in net interest, similar income and expense: volume and rate analysis

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

	2019/2018			2020/2019
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Soles)
Interest and similar income:
Interest-earning deposits in BCRP
Soles	1,029	346	1,375	55,881	(50,308)	5,573
Foreign Currency	34,286	113,755	148,041	39,627	(246,056)	(206,429)
Total	35,315	114,101	149,416	95,508	(296,364)	(200,856)
Deposits in other banks
Soles	4,001	(2,442)	1,559	688	(9,965)	(9,277)
Foreign Currency	(7,197)	17,554	10,357	2,203	(37,970)	(35,767)
Total	(3,196)	15,112	11,916	2,891	(47,935)	(45,044)
Investment securities
Soles	106,176	(10,595)	95,581	257,498	(200,246)	57,252
Foreign Currency	(35,266)	(1,672)	(36,938)	82,530	(79,060)	3,470
Total	70,910	(12,267)	58,643	340,028	(279,306)	60,722
Total loans (1)
Soles	692,681	(242,607)	450,074	1,814,928	(2,341,887)	(526,959)
Foreign Currency	71,135	102,213	173,348	111,711	(221,437)	(109,726)
Total	763,816	(140,394)	623,422	1,926,639	(2,563,324)	(636,685)
Total dividend-earning assets
Soles	(1,622)	(966)	(2,588)	(1,260)	393	(867)
Foreign Currency	(7,238)	10,695	3,457	22,491	(21,280)	1,211
Total	(8,860)	9,729	869	21,231	(20,887)	344
Total interest-earning assets
Soles	845,154	(299,153)	546,001	2,422,338	(2,896,616)	(474,278)
Foreign Currency	81,206	217,059	298,265	356,870	(704,111)	(347,241)
Total	926,360	(82,094)	844,266	2,779,208	(3,600,727)	(821,519)
Interest and similar expense:
Demand deposits
Soles	6,133	(3,386)	2,747	36,218	(15,300)	20,918
Foreign Currency	866	12,536	13,401	15,615	(19,936)	(4,321)
Total	6,999	9,150	16,149	51,833	(35,236)	16,597
Savings deposits
Soles	14,030	(580)	13,450	40,636	(2,014)	38,622
Foreign Currency	2,863	5,366	8,229	11,071	(3,585)	7,486
Total	16,893	4,786	21,679	51,707	(5,599)	46,108
Time deposits
Soles	109,437	63,300	172,737	(59,482)	(200,314)	(259,796)
Foreign Currency	(6,304)	64,068	57,763	12,982	(54,960)	(41,978)
Total	103,133	127,368	230,501	(46,500)	(255,274)	(301,774)
Due to banks and correspondents and issued bonds
Soles	45	(266)	(221)	388,457	(339,709)	48,748
Foreign Currency	(21,797)	(10,075)	(31,872)	(36,621)	(45,894)	(82,515)
Total	(21,752)	(10,341)	(32,093)	351,836	(385,603)	(33,767)
Bonds
Soles	(3,318)	19,328	16,010	3,811	(29,736)	(25,925)
Foreign Currency	13,422	(40,266)	(26,844)	28,520	(18,854)	9,666
Total	10,104	(20,938)	(10,834)	32,331	(48,590)	(16,259)
Total interest-bearing liabilities
Soles	152,325	49,650	201,975	449,971	(648,322)	(198,351)
Foreign Currency	(5,391)	12,668	7,277	49,643	(156,984)	(107,341)
Total	146,934	62,318	209,252	499,614	(805,306)	(305,692)

(1) Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans internal overdue loans. Accrued interest is included.

7.1.2 Average interest-earning assets, net interest margin (NIM), and yield spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, NIM, and yield spread, all on a nominal basis:

	Year ended December 31,
	2018	2019	2020
	(in thousands of Soles, except percentages)
Average interest-earning assets (1)
Soles	83,313,951	91,609,744	119,628,338
Foreign Currency	75,128,154	77,193,143	86,980,761
Total	158,442,105	168,802,887	206,609,099
Net interest income from interest-earning assets
Soles	7,242,321	7,586,346	7,310,419
Foreign Currency	1,470,645	1,761,633	1,521,733
Total (2)	8,712,966	9,347,979	8,832,152
Gross yield (3)
Soles	10.36%	10.02%	7.27%
Foreign Currency	3.79%	4.08%	3.22%
Weighted-average rate	7.24%	7.30%	5.57%
NIM (4)
Soles	8.69%	8.28%	6.11%
Foreign Currency	1.96%	2.28%	1.75%
Weighted-average rate	5.50%	5.54%	4.27%
Yield spread (5)
Soles	7.44%	7.00%	5.31%
Foreign Currency	1.26%	1.52%	0.95%
Weighted-average rate	4.54%	4.52%	3.47%

(1)	Monthly average balances.

(2)

Net interest income includes the interest earned on total interest-earning assets and interest paid on total interest-bearing liabilities, as shown in section “– 10.1 Average Statements of Financial Position and income from interest-earning assets”.

(3)	Gross yield is interest income divided by average interest-earning assets.

(4)	NIM represents “Net interest income from interest-earning assets” divided by “Average interest-earning assets”, both computed on a monthly basis.

(5)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.
139

7.1.3 Interest-earning deposits with other banks

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

	Year ended December 31,
	2018	2019	2020
	(in thousands of Soles)
Sol-denominated:
BCRP	173,725	668,760	6,980,064
Commercial banks	449,775	311,099	436,218
Total Sol-denominated	623,500	979,859	7,416,282
Foreign Currency-denominated:
BCRP (US Dollars)	13,033,160	17,698,891	19,023,351
Commercial banks (US Dollars)	1,040,489	1,038,176	1,838,676
Commercial banks (other currencies)	35,560	92,480	298,073
Total Foreign Currency-denominated	14,109,209	18,829,547	21,160,100
Total	14,732,709	19,809,406	28,576,382

7.2 Investment portfolio

As of December 31, 2018, 2019 and 2020, the Group classified its investments in one of the categories defined by IFRS 9 based on the business model for managing the financial assets and the characteristics of the contractual cash flows of the investment.

For information about how we classify, and measure of investments refer to Note 3(f) (Significant Accounting Policies: Financial Instruments: Initial recognition and subsequent measurement) to the consolidated financial statements.

The following table shows, for 2018, 2019 and 2020, the fair value of our investments at fair value through profit or loss, investments at fair value through other comprehensive income and the amortized cost of our investments at amortized cost under IFRS 9, in each case, without accrued interest and broken down by type of security at the dates indicated.

	Year ended December 31,
	2018	2019	2020
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	7,137,786	8,893,831	15,861,567
Certificates of deposit BCRP	9,829,584	8,665,272	15,364,282
Bonds	2,627,894	3,453,610	5,525,067
Equity securities	636,774	561,253	484,417
Restricted mutual funds	407,350	460,086	436,770
Other investments	319,975	649,303	779,698
Total Sol-denominated	20,959,363	22,683,355	38,451,801
Foreign currency- denominated:
Bonds	6,576,285	6,073,850	8,421,303
Government treasury bonds	3,102,946	2,379,653	2,697,579
Certificates of deposit BCRP	—	—	1,872,875
Equity securities	113,764	101,031	307,482
Participation in RAL Funds	445,039	300,398	278,819
Restricted mutual funds	—	—	111
Other investments	1,360,207	1,656,249	2,616,214
Total foreign currency- denominated	11,598,241	10,511,181	16,194,383
Total securities holdings (1)	32,557,604	33,194,536	54,646,184

(1) Excludes accrued interest, which amounts to S/307.0 million, S/336.3 million and S/528.3 million as of December 31, 2018, 2019 and 2020, respectively. Also excludes provision for credit losses on investment at amortized cost.

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 4.0% in 2018, 3.8% in 2019 and 3.2% in 2020. The weighted-average yield on our foreign currency-denominated portfolio was 3.3% in 2018, 3.6% in 2019 and 2.7% in 2020. The total weighted-average yield of our investment securities was 3.8% in both 2018 and 2019, and 3.1% in 2020.

The weighted-average yield on our Sol-denominated dividend-earning assets was 1.8% in 2018, 1.6% in 2019 and 1.7% in 2020. The weighted-average yield on our foreign currency-denominated portfolio was 7.9% in 2018, 16.1% in 2019 and 5.7% in 2020. The total weighted-average yield of our dividend-earning assets was 3.0% in 2018, 3.8% in 2019 and 3.2% in 2020.

As of December 31, 2020, the investments at fair value through other comprehensive income and investments at amortized cost pledged as collateral amounted to S/3,764.0 million. The following table shows the maturities, as of December 31, 2020, of our investments at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost designated by type of security:

	Without maturity	Within 1 year	After 1 year but within 3 years	Maturing after 3 years but within 5 years	Maturing after 5 years but within 10 years	After 10 years	Total
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	—	—	139,626	2,462,150	5,551,682	7,708,109	15,861,567
Certificates of deposit BCRP	—	14,638,193	726,089	—	—	—	15,364,282
Bonds	—	1,195,922	1,007,553	474,136	1,444,881	1,402,575	5,525,067
Equity securities	484,417	—	—	—	—	—	484,417
Restricted mutual funds	436,770	—	—	—	—	—	436,770
Other investments	248,434	22,556	45,626	32,308	107,185	323,589	779,698
Total Sol-denominated	1,169,621	15,856,671	1,918,894	2,968,594	7,103,748	9,434,273	38,451,801
Foreign Currency-denominated:
Bonds	—	295,383	2,063,851	1,390,394	2,201,702	2,469,973	8,421,303
Government treasury bonds	—	655,966	484,259	260,164	599,379	697,811	2,697,579
Certificates of deposit BCRP	—	1,872,875	—	—	—	—	1,872,875
Equity securities	307,482	—	—	—	—	—	307,482
Participation in RAL Funds	278,819	—	—	—	—	—	278,819
Restricted mutual funds	111	—	—	—	—	—	111
Other investments	894,487	611,818	430,855	269,428	194,851	214,775	2,616,214
Total Foreign Currency-denominated	1,480,899	3,436,042	2,978,965	1,919,986	2,995,932	3,382,559	16,194,383
Total securities holdings:	2,650,520	19,292,713	4,897,859	4,888,580	10,099,680	12,816,832	54,646,184
Weighted-average yield (1)							3.06%

(1)	Yields on non-taxable investment securities have not been calculated on a tax-equivalent basis because the effect of such calculation would not be material.

The maturities of our investment securities classified as fair value through other comprehensive income, as of December 31, 2020, are described in “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT”.

As of December 31, 2018, 2019 and 2020, the Group held 99,587, 87,530 and 153,760 certificates of deposit of the Central Reserve Bank of Peru, respectively, which are instruments issued at a discount through public auction, traded on the Peruvian secondary market and payable in soles.

Pursuant to the criteria described below, our management has determined that the unrealized losses of our investments at fair value through other comprehensive income, as of December 31, 2018, 2019 and 2020, amounted to S/251.2 million, S/21.7 million and S/94.4 million, respectively, were temporary, and we intend to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

As of December 31, 2018, 2019 and 2020, for debt instruments measured at amortized cost or fair value through other comprehensive income, the management establishes a three-stage expected credit loss model, based on whether there has been a significant increase in the credit risk of the financial asset since its initial recognition. These three stages determine the amount of expected credit loss (ECL) to be recognized at each reporting date.

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

7.3 Loan portfolio

7.3.1 Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	On December 31,
	2016	2017	2018	2019	2020
	(in thousands of Soles)
Loans (1)	78,829,537	84,592,203	94,745,078	99,960,555	120,842,725
Leasing receivables	8,302,898	7,401,018	6,322,477	5,978,421	5,775,917
Discounted notes	1,921,403	1,999,099	2,313,478	2,200,142	1,483,723
Factoring receivables	1,428,571	1,722,436	1,923,456	2,015,513	2,153,689
Advances and overdrafts in current account	151,613	113,630	255,027	162,149	52,807
Refinanced and restructured loans	844,956	915,614	1,281,487	1,186,292	1,669,395
Total performing loans	91,478,978	96,744,000	106,841,003	111,503,072	131,978,256
Internal overdue loans	2,620,411	3,020,914	3,119,621	3,304,886	4,685,569
Unearned interest	(114,879)	(66,823)	(66,402)	(68,689)	(201,429)
Accrued interest	784,391	779,684	865,168	870,410	1,197,489
Total loans (2)	94,768,901	100,477,775	110,759,390	115,609,679	137,659,885

(1)	The credit card loans balance amounts to S/7,037.0 million, S/6,880.0 million, S/7,847.0 million, S/8,479.4 million and S/5,629.2 million for the years 2016, 2017, 2018, 2019 and 2020, respectively.

(2)

“Total loans” refers to “loans, net of unearned income” as disclosed in our consolidated financial statement, which refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the consolidated financial statements. In addition to loans outstanding, we had off-balance-sheet items that amounted to S/19,832.0 million, S/19,369.6 million, S/20,774.3 million, S/21,081.0 million, and S/20,973.8 million, as of December 31, 2016, 2017, 2018, 2019 and 2020 respectively. See Note 21 to the consolidated financial statements.

The loan portfolio categories set forth in the table above are based on internal classifications, which apply to loans generated by BCP Stand-alone, SEAH, Mibanco, BCP Bolivia, Mibanco Colombia and ASB. We categorize loans as follows:

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

•

Internal overdue loans: Includes overdue loans and under legal collection loans. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected statistical information – 7.3 Loan Portfolio – 7.3.9 Internal overdue Loan Portfolio” for further detail.

7.3.2 Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	At December 31,
	2016		2017		2018		2019		2020
	(in thousands of Soles, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Mortgage Loans	14,495,454	15.30	15,452,087	15.38	17,770,692	16.04	19,675,821	17.02	20,568,378	14.94
Commerce	15,520,410	16.38	17,689,341	17.61	19,058,456	17.21	19,344,169	16.73	26,440,537	19.21
Manufacturing	14,884,790	15.71	16,167,458	16.09	18,616,912	16.81	17,397,443	15.05	20,204,843	14.68
Consumer Loans	11,831,353	12.48	11,930,879	11.87	13,326,489	12.03	15,281,239	13.22	14,205,774	10.32
Realty Business and Leasing Services	8,139,463	8.59	7,058,946	7.03	8,327,763	7.52	9,145,997	7.91	12,648,755	9.19
Communication, Storage and Transportation	5,254,997	5.55	5,617,270	5.59	6,076,879	5.49	6,263,029	5.42	8,047,222	5.85
Community Services	4,704,773	4.96	5,231,161	5.21	5,379,498	4.86	5,868,022	5.08	7,897,438	5.74
Agriculture	2,448,592	2.58	2,714,051	2.70	3,011,384	2.72	3,549,298	3.07	4,330,378	3.15
Construction	2,323,252	2.45	2,440,563	2.43	2,592,134	2.34	2,797,020	2.42	4,066,692	2.95
Electricity, Gas and Water	4,850,589	5.12	4,452,954	4.43	4,670,536	4.22	3,314,968	2.87	3,742,212	2.72
Mining	2,497,185	2.64	3,166,968	3.15	2,784,726	2.51	3,379,787	2.92	3,702,900	2.69
Hotels and Restaurants	1,764,543	1.86	1,860,259	1.85	2,129,048	1.92	2,387,737	2.07	3,077,985	2.24
Financial Services	2,452,993	2.59	2,326,300	2.32	2,435,109	2.20	2,881,599	2.49	2,891,472	2.10
Education, Health and Other Services	943,075	1.00	1,234,408	1.23	1,441,309	1.30	1,501,122	1.30	1,855,636	1.35
Fishing	452,901	0.48	467,411	0.47	516,642	0.47	477,736	0.41	677,858	0.49
Others	1,535,019	1.60	1,954,858	1.95	1,823,047	1.64	1,542,971	1.33	2,305,745	1.66
Sub total	94,099,389	99.29	99,764,914	99.29	109,960,624	99.28	114,807,958	99.31	136,663,825	99.28
Unearned interest	(114,879)	(0.12)	(66,823)	(0.07)	(66,402)	(0.06)	(68,689)	(0.06)	(201,429)	(0.15)
Earned interest	784,391	0.83	779,684	0.78	865,168	0.78	870,410	0.75	1,197,489	0.87
Total	94,768,901	100.00	100,477,775	100.00	110,759,390	100.00	115,609,679	100.00	137,659,885	100.00

As of December 31, 2020, 91.00% and 6.31% of the loan portfolio was concentrated in Peru and Bolivia, respectively, which represent, separately, more than 52% and 3% of total assets of the Group, respectively. As of December 31, 2019, 90.52% and 6.59% of the loan portfolio was concentrated in Peru and Bolivia, respectively.

7.3.3 Concentrations of loan portfolio and lending limits

As of December 31, 2020, loans and other off-balance-sheet exposure to our 20 largest customers (considered as economic groups) equaled S/17,087.0 million and represented 12.41% of our total loan portfolio. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/322.2 million to S/1,621.7 million, including 11 customers with over S/778.9 million. Total loans and other off-balance-sheet exposure outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2020: Class A (normal)—91.59%; Class B (potential problems)—3.71%; Class C (substandard)—4.70%; Class D (doubtful)—0.00% percent; and Class E (loss)—0.00%. For further information, see “– 7.3 Loan Portfolio – 7.3.7 Classification of the Loan Portfolio”.

BCP Stand-alone’s loans to a single borrower are subject to lending limits imposed by Law No. 26702. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”. The lending limits depend on the nature of the borrower involved and the type of collateral received. The sum of BCP Stand-alone’s loans and deposits in either another Peruvian universal bank or Peruvian FI, plus any guarantees of third-party performance received by BCP Stand-alone from such institution, may not exceed 30% of BCP Stand-alone’s regulatory capital (as defined by the SBS). The sum of BCP Stand-alone’s loans and deposits in non-Peruvian financial institutions, plus any guarantees of third-party performance received by BCP Stand-alone from such institutions, are limited to 5%, 10% or 30% of BCP Stand-alone’s regulatory capital, depending upon the level of government supervision of the institution and whether the institution is recognized by the BCRP as an international bank of prime credit quality. The limits on lending to non-Peruvian financial institutions increase to 50% of BCP Stand-alone’s regulatory capital if the amount by which such loans exceed the 5%, 10% or 30% limits is backed by certain letters of credit.

BCP Stand-alone’s loans to Directors and employees and their relatives have a global limit of 7% of regulatory capital and an individual limit of 5% of such global limit.

Loans to non-Peruvian individuals or companies that are not financial institutions have a limit of 5% of BCP Stand-alone’s regulatory capital. However, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly-traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP Stand-alone. Lending on an unsecured basis to individuals or companies residing in Peru that are not financial institutions is limited to 10% of BCP Stand-alone’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral, and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks or a foreign bank determined by the BCRP to be of prime credit quality, or by other highly liquid securities at market value. The single borrower lending limit for loans backed by a cash deposit at BCP Stand-alone or by debt obligations of the BCRP is 30% of BCP Stand-alone’s regulatory capital.

Considering the regulatory capital of BCP Stand-alone, which amounted to S/21,210.3 million on December 31, 2020, BCP Stand-alone’s legal lending limits varied from S/1,060.5 million to S/10,605.2 million. The Group’s consolidated lending limits, based on our regulatory capital on a consolidated basis of S/28,969.3 million on December 31, 2020, ranged from S/1,448.5 million to S/14,484.7 million. As of December 31, 2020, BCP Stand-alone was in compliance with the lending limits of Law No. 26702.

As of December 31, 2020, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our Board of Directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

7.3.4 Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	At December 31,
	2016		2017		2018		2019		2020
	(in thousands of Soles, except percentages)
Total loan portfolio:
Sol-denominated	56,007,585	59.10%	59,552,110	59.27%	65,479,712	59.12%	70,838,841	61.27%	92,956,345	67.53%
Foreign Currency-denominated	38,761,316	40.90%	40,925,665	40.73%	45,279,678	40.88%	44,770,838	38.73%	44,703,540	32.47%
Total loans (1)	94,768,901	100.00%	100,477,775	100.00%	110,759,390	100.00%	115,609,679	100.00%	137,659,885	100.00%

(1)	Includes unearned interest and accrued interest.

7.3.5 Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2020, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2020	Within 3 months	After 3 months but within 12 months	After 1 year but within 3 years	After 3 years but within 5 years	After 5 years
	(in thousands of Soles, except percentages)
Loans	120,842,725	18,073,621	25,896,537	38,969,324	11,589,811	26,313,432
Leasing receivables	5,775,917	380,768	2,989,324	1404,347	748,433	253,045
Discounted notes	1,483,723	1,182,904	235,122	84	169	65,444
Factoring receivables	2,153,689	2,075,669	78,020	—	—	—
Refinanced and restructured loans	1,669,395	94,294	287,046	523,801	474,033	290,221
Advances and overdrafts in current account	52,807	52,807	—	—	—	—
Total	131,978,256	21,860,063	29,486,049	40,897,556	12,812,446	26,922,142
Internal overdue loans	4,685,569
Unearned interest	(201,429)
Accrued interest	1,197,489
Total Loans	137,659,885
% of total performing loan portfolio	100.00%	16.56%	22.34%	30.99%	9.71%	20.40%

7.3.6 Loan portfolio by interest rate type

The following table sets forth the breakdown of our loan portfolio as of December 31, 2020 by interest rate type, currency, and remaining maturity:

	Amount at December 31, 2020	Maturing After 1 year
	(in thousands of Soles)
Variable Rate
Sol-denominated	97,969	76,298
Foreign Currency-denominated	8,152,087	6,082,932
Total	8,250,056	6,159,230

Fixed Rate
Sol-denominated	92,69,555	59,309,467
Foreign Currency-denominated	35,784,214	15,163,447
Total	128,413,769	74,472,914

Sub total	136,663,825	80,632,144
Unearned interest	(201,429)
Accrued interest	1,197,489
Total loans	137,659,885

7.3.7 Classification of the loan portfolio

We classify Credicorp’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are:

(1)	Commercial loans are generally those that finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.

(2)

Micro-business loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/300,000 in total loans received from the financial system (excluding mortgage loans).

(3)

Consumer loans are generally loans granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.

(4)

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

The following table sets forth our loan portfolio by class at the dates indicated:

	At December 31,
	2016	2017	2018	2019	2020
	(in thousands of Soles)
Commercial loans	54,133,871	58,455,548	63,609,988	63,097,073	79,899,769
Residential mortgage loans	14,495,454	15,452,087	17,770,692	19,675,821	20,568,378
Micro-business loans	12,951,628	13,927,557	15,253,455	16,753,825	21,989,904
Consumer loans	12,518,436	11,929,722	13,326,489	15,281,239	14,205,774
Total	94,099,389	99,764,914	109,960,624	114,807,958	136,663,825
Accrued interest	784,391	779,684	865,168	870,410	1,197,489
Unearned interest	(114,879)	(66,823)	(66,402)	(68,689)	(201,429)
Total loans	94,768,901	100,477,775	110,759,390	115,609,679	137,659,885
148

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

According to IFRS7, we classify our portfolio, according to its credit risk quality, in one of the three following levels:

•	Loans neither past due nor impaired: this level comprises those direct loans which are zero days past due and which not in default.

•	Past due but unimpaired loans: this level comprises those direct loans which are past due when debtors have failed to make a payment on the due date contractually agreed but are not in default.

•	Impaired loans: this level comprises all the direct loans in default.

We continually review our loan portfolio to assess the completeness and accuracy of our loan classifications.

We assess financial guarantees and letters of credit in the same way we assess loans.

When a borrower is in a country where there is an increased risk of difficulty servicing external debt, we assess the political and economic conditions in that country, and factor additional country risk into our assessment.

When we determine that a loan is uncollectible, it is written off against the provision for loan impairment. We write off these loans after all necessary procedures have been completed and the amount of the loss is determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in our consolidated income statements.

The following tables show our direct loan portfolio at the dates indicated:

	At December 31, 2020
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	105,185,254	19,489,880	—	124,675,134	91.2
Past due but not impaired	841,400	1,341,067	—	2,182,467	1.6
Impaired debt	—	—	9,806,224	9,806,224	7.2
Total (1)	106,026,654	20,830,947	9,806,224	136,663,825	100

	At December 31, 2019
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	99,220,798	6,923,249	—	106,144,047	92.4
Past due but not impaired	1,745,518	1,099,098	—	2,844,616	2.5
Impaired debt	—	—	5,819,295	5,819,295	5.1
Total (1)	100,966,316	8,022,347	5,819,295	114,807,958	100

Level of Risk Classification	At December 31,
	2016		2017		2018
	(in thousands of Soles, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Neither past due nor impaired	88,152,199	93.7	93,268,440	93.5	101,604,197	92.4
Past due but not impaired	1,735,784	1.8	1,920,828	1.9	3,118,972	2.8
Impaired debt	4,211,406	4.5	4,575,646	4.6	5,237,455	4.8
Total (1)	94,099,389	100	99,764,914	100	109,960,624	100.0

(1) Without unearned interest and accrued interest. Includes internal overdue loans (overdue loans and under legal collection loans).

7.3.8 Classification of the loan portfolio based on the borrower’s payment performance

We classify a loan as internal overdue mainly based on three aspects: (i) number of days as internal past-due, based on the due date contractually agreed; (ii) the banking subsidiary; and (iii) the type of loan. In that sense:

•

BCP Stand-alone, SEAH, Mibanco and Mibanco Colombia consider loans as internal overdue: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans and (iii) after 30 days for overdrafts. In the case of consumer, mortgage and leasing loans, the past-due installments are considered overdue after 30 to 90 days; after 90 days, the outstanding balance of the loan is considered overdue.

•	ASB considers loans as internal overdue when the scheduled principal and/or interest payments are overdue for more than 90 days.

•	Banco de Credito de Bolivia considers loans as internal overdue when they have 30 or more days past due.

Furthermore, with regards to refinanced loans, Credicorp’s policy categorizes a loan as “refinanced” when a debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and experience as well as IFRS.

Finally, Non-performing loans are composed of internal overdue, refinanced and restructured loans. For further detail, see Note 34.1(c) to the consolidated financial statements.

Over the past five years, we have recognized interest income on these loans of S/125.6 million in 2016, S/162.4 million in 2017, S/657.9 million in 2018, S/548.3 million in 2019 and S/491.4 million in 2020. The following table sets forth the repayment status of our loan portfolio as of the dates indicated:

	At December 31,
	2016	2017	2018	2019	2020
	(in thousands of Soles, except percentages)
Current	91,478,978	96,744,000	106,841,003	111,503,072	131,978,256
Internal overdue loans:
Overdue up to 90 days	539,947	639,329	635,893	692,161	851,755
Overdue 90 days or more	2,080,464	2,381,585	2,483,728	2,612,725	3,833,814
Subtotal internal overdue	2,620,411	3,020,914	3,119,621	3,304,886	4,685,569
Total	94,099,389	99,764,914	109,960,624	114,807,958	136,663,825
Accrued interest	784,391	779,684	865,168	870,410	1,197,489
Unearned interest	(114,879)	(66,823)	(66,402)	(68,689)	(201,429)
Total direct loans	94,768,901	100,477,775	110,759,390	115,609,679	137,659,885
Internal overdue loans amount as % of total loans (1)	2.78%	3.03%	2.84%	2.88%	3.43%

(1)	Without unearned interest and accrued interest. Includes overdue loans (overdue loans and under legal collection loans).

With respect to consumer, mortgage and leasing loans, BCP Stand-alone recognizes payments as overdue installments if the loan is less than 90 days overdue. The entire amount of the loans is considered as internal overdue after 90 days. For IFRS 7 disclosure requirements on past-due loans, see Note 34.1 to the consolidated financial statements.

7.3.9 Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated:

	At December 31,
	2016	2017	2018	2019	2020
	(in thousands of Soles)
Internal overdue loan amounts:
Loans	2,231,198	2,563,755	2,671,664	2,820,909	3,984,422
Discounted notes	12,330	13,075	20,628	46,544	53,006
Advances and overdrafts in demand deposits	21,492	26,114	38,964	36,068	38,758
Leasing transactions	71,445	60,458	65,562	66,905	176,604
Refinanced and restructured loans	283,946	357,512	322,803	334,460	432,779
Total internal overdue loans	2,620,411	3,020,914	3,119,621	3,304,886	4,685,569
Less: Allowance for loan losses (1)	(4,416,692	(4,943,008)	(5,314,531)	(5,507,759)	(10,435,623)
Total internal overdue loans portfolio net of allowance	(1,796,281)	(1,922,094)	(2,194,910)	(2,202,873)	(5,750,054)

(1

(1)   Includes allowance for direct and indirect credits (see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan portfolio – 7.3.11 Allowance for loan losses”).

7.3.10 Total Non-performing loans

Non-performing loans include internal overdue loans (S/4,685.6 million as of December 31, 2020), as well as current refinanced and restructured loans (S/1,669.4 million as of December 31, 2020). Therefore, Non-performing loans amounted to S/6,355.0 million. As of December 31, 2020, our delinquency ratio (internal overdue-loan ratio) was 3.40% and our Non-performing loan ratio (including internal overdue and refinanced and restructured loans) was 4.62%. As of December 31, 2019, our delinquency ratio was 2.86% and our Non-performing loan ratio was 3.88%. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (5) Financial Position – 5.1 Total Assets – Portfolio quality”.

7.3.11 Allowance for loan losses

The following tables show the changes in our allowance for loan losses and movements at the dates indicated. The first table corresponds to years 2020, 2019 and 2018 under IFRS 9 methodology, and the second table contains historical data under IAS 39:

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(in thousands of Soles)
Allowance for loan losses at the beginning of the year	4,943,008	5,314,531	5,507,759
Effect of adopting IFRS9	320,952	—	—
Allowance for loan losses at the beginning of the year (restated)	5,263,960	5,314,531	5,507,759
Credit loss of the period:
New loans and liquidation, net	307,452	331,672	(128,653)
Changes in PD, LGDs, EADs	1,507,446	1,768,419	6,208,942
Write-offs	(1,582,196)	(1,822,919)	(1,269,118)
Sale of loan portfolio	(158,551)	(111,312)	(23,490)
Exchange difference and others (1)	(23,580)	(90,735)	140,183
Acquisition of business	—	118,103	—
Total allowance for loan losses at the end of the year	5,314,531	5,507,759	10,435,623

	Year ended December 31,
	2016	2017
	(in thousands of Soles)
Allowance for loan losses at the beginning of the year	4,032,219	4,416,692
Provision for loan losses	2,063,209	2,057,478
Write-off	(1,612,138)	(1,426,201)
Exchange difference and other (1)	(66,598)	(104,961)
Total allowance for loan losses at the end of the year	4,416,692	4,943,008

(1) Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/US Dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – 7.3.7 Classification of the Loan Portfolio” and “– 7.3.8 Classification of the loan portfolio based on the borrower’s payment performance”. The balance of the allowance for loan losses for the years 2018, 2019 and 2020 are included in Note 7(c) to the consolidated financial statements.

As of December 31, 2020, the allowance for loan losses was S/10,435.6 million which meant an increase of 89.5% compared to S/5,507.8 million in 2019. The allowance for loan losses, as of December 31, 2020, included S/9,898.8 million for direct loans losses and S/536.8 million for indirect loan losses or off-balance-sheet exposure losses as compared to S/5,124.0 million and S/383.8 million, respectively, in 2019. The allowance for indirect loans is included in the “Other liabilities” caption of our consolidated statement of financial position. See Notes 7(c) and 13(a) to the consolidated financial statements. The charge-off process is performed with prior approval of our board of Directors and the SBS. Potential charge-offs are considered by the board of Directors on a case-by-case basis.

Provision for credit losses increased to S/6,080.3 million in 2020 from S/2,100.1 million in 2019. This change reflects the greater risk and deterioration of Credicorp’s loan portfolio due to the impact of the COVID-19 pandemic on the financial condition of the Group’s clients. This impact mainly comes from adjustments made to the risk models that take into consideration current transactional information of our clients and their responses to questionnaires know the impact of COVID-19 on their operations.

7.3.12 Allocation of allowance for loan losses

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, micro-business, consumer, and residential mortgage loans at the dates indicated (see also Note 7(c) to the consolidated financial statements):

	At December 31,
	2016	2017	2018	2019	2020
	(in thousands of Soles)
Commercial loans	1,235,970	1,680,126	1,819,129	1,870,047	3,616,932
Micro-business	1,353,168	1,476,578	1,585,404	1,636,487	3,144,154
Consumer loans	1,634,169	1,558,017	1,385,829	1,464,745	2,765,113
Residential mortgage loans	193,385	228,287	524,169	536,480	909,424
Total allowance	4,416,692	4,943,008	5,314,531	5,507,759	10,435,623

Credicorp’s total allowance for loan losses increased by 89.48% from December 31, 2019 to December 31, 2020 – mainly in the first two quarters of 2020. This increase is due primarily to the projection of the effect related to COVID-19, reflected in the adjustments and adaptations to the risk models. This increase had a reduction in the last two quarters of 2020 due to the end of the confinement, the progressive economic reactivation observed in the early indicators and better macroeconomic expectations for the following years. These expectations may be modified by future waves of infections or by strict containment measures. The effects of the pandemic on the loan portfolio have also caused significant transitions to phases with greater deterioration.

The main methodological adjustments in the internal credit risk models made during 2020 are:

•

Internal models were reviewed, and upgrades were carried out using representative and updated COVID-19 impact customer surveys, using updated information on customer transaction after confinement. This made it possible to characterize the different types of clients in order to assign them the corresponding level of risk in a granular manner and in line with the first observed indicators of early payment of the transactions and portfolio maturities (real data observed that complements the assumptions used).

•

LGD (Loss Given Default) estimates were adjusted with updated information on assumptions, recovery costs and payments from clients in arrears, in order to collect the impact of COVID-19 on recoveries, which have been affected by delays in lawsuits, deterioration in the value of guarantees and increased penalties.

Further, the macroeconomic projections were updated, collecting a better expectation for 2021, although it is noted that these projections are not expected to recover the absolute levels of the pre-COVID-19 context yet.

7.4 Deposits

The following table presents the components of our deposit base at the dates indicated:

	At December 31,
	2018	2019	2020
	(in thousands of Soles)
Demand deposits:
Sol-denominated	13,762,008	14,882,670	27,879,297
Foreign currency-denominated	18,753,155	19,330,518	26,651,058
Total	32,515,163	34,213,188	54,530,355
Savings deposits:
Sol-denominated	17,343,268	19,599,971	29,944,969
Foreign currency-denominated	15,250,711	15,579,799	20,124,160
Total	32,593,979	35,179,770	50,069,129
Time deposits:
Sol-denominated	14,813,343	15,960,194	12,214,773
Foreign currency-denominated	15,613,401	16,893,382	15,906,321
Total	30,426,744	32,853,576	28,121,094
Severance indemnity deposits
Sol-denominated	5,172,119	5,707,854	5,512,943
Foreign currency-denominated	2,399,256	2,189,345	2,223,804
Total	7,571,375	7,897,199	7,736,747
Bank’s negotiable certificates
Sol-denominated	297,358	401,178	512,509
Foreign currency-denominated	579,505	779,283	690,487
Total	876,863	1,180,461	1,202,996
Total deposits:
Sol-denominated	51,388,096	56,551,867	76,064,491
Foreign currency-denominated	52,596,028	54,772,327	65,595,830
Total deposits and obligations without interest payable	103,984,124	111,324,194	141,660,321
155

Our deposits increased 27.3% in 2020 compared to 2019, which is attributable to an increase in the level of savings and demand deposits denominated in soles and in foreign currency, mainly at BCP Stand-alone and Mibanco. The increase in savings and demand deposits was related to non-interest bearing deposits as a consequence of the measures taken by the government, which gave retail banking a platform to capture deposits and allowed clients in the wholesale banking, business and SME clients to benefit from loans from Reactiva Peru and FAE-Mype, as discussed in section “5.A Operating Results – (6) Lines of Business – 6.1 Universal Banking – 6.1.3 Funding Structure”. In addition, Mibanco had an increase their retail deposits as is explained in Section “5.A Operating Results – (6) Lines of Business – 6.2 Microfinance – 6.2.3 Funding Structure”.

The following table presents the non-interest-bearing demand deposits and the interest-bearing demand deposits at the dates indicated:

	At December 31,
	2018	2019	2020
	(in thousands of Soles)
Sol-denominated:
Non-interest-bearing demand deposits	13,711,144	14,861,045	24,454,469
Interest-bearing demand deposits	50,864	21,625	3,424,828
Total	13,762,008	14,882,670	27,879,297
Foreign currency-denominated:
Non-interest-bearing demand deposits	18,538,462	18,969,121	23,168,650
Interest-bearing demand deposits	214,693	361,397	3,482,408
Total	18,753,155	19,330,518	26,651,058

The following table sets forth information regarding the maturity of our time deposits in denominations of S/362,100 (US$100,000) or more on December 31, 2020:

At December 31, 2020
(in thousands of Soles)
Time deposits:
Maturing within 30 days	7,207,234
Maturing after 30 but within 60 days	1,675,389
Maturing after 60 but within 90 days	725,377
Maturing after 90 but within 180 days	745,890
Maturing after 180 but within 360 days	367,559
Maturing after 360 days	805,708
Total time deposits	11,527,157

7.5 Return on equity and assets

	Year ended December 31,
	2018	2019	2020
Return on average assets (1)	2.29%	2.34%	0.16%
Return on average equity (2)	17.47%	17.03%	1.36%
Dividend payout ratio (3)	39.90%	55.91%	0%
Equity to assets ratio (4)	13.30%	13.76%	11.05%
Shareholders’ equity to assets ratio (5)	13.04%	14.01%	11.28%

(1)	Net profit attributable to our equity holders as a percentage of average total assets, computed as the average of period beginning and period ending balances.
(2)	Net profit attributable to our equity holders as a percentage of average equity attributable to our equity holders, computed as the average of monthly balances.
(3)	Dividends declared per share divided by net profit attributable to our equity holders per share.
(4)	Average equity attributable to our equity divided by average total assets, both averages computed as the average of month-ending balances.
(5)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

7.6 Short-term borrowing

Our short-term borrowing, other than deposits, equaled, S/5,382.1 million, S/5,772.7 million and S/2,093.4 million, as of December 31, 2018, 2019 and 2020, respectively. Our average balances of borrowed amounts increased in 2019 due to an increase in foreign trade operations and promotional credit lines. As of December 31, 2018, 2019 and 2020, the short-term borrowing also included repurchase transactions by the BCRP and interbank debts, which are presented separately in this Annual Report. The following table sets forth certain information regarding our short-term borrowing at the dates and for the periods indicated.

	At December 31,
	2018	2019	2020
	(in thousands of Soles, except percentages)
Year-end balance	5,382,124	5,772,653	2,093.377
Average balance	4,147,240	5,020,969	4,017,597
Maximum month-end balance	6,337,113	6,890,362	6,733,650
Weighted-average nominal year-end interest rate	3.16%	2.58%	1.97%
Weighted-average nominal interest rate	2.88%	3.25%	1.96%
157

4. C       Organizational structure

(1)      Credicorp

The following tables show our organizational structure and the organization of our main subsidiaries as of December 31, 2020, indicating in each case its country of incorporation:

(1)	Grupo Credito holds 33.61%.

(2)	Credicorp Capital Holding Peru S.A. holds 85.04% of Credicorp Capital Peru S.A.A., and Credicorp Capital Ltd holds an additional 12.795% of Credicorp Capital Peru S.A.A.

(3)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity Inversiones Credicorp Bolivia S.A. holds 51.95%.

(4)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity Inversiones Credicorp Bolivia S.A. holds 51.87%.

(i)	BCP

(1)	Grupo Credito holds 4.99%.

(2)	Grupo Credito holds 49.56%. In addition, this entity is in the process of liquidation.

BCP’s principal subsidiaries as of December 31, 2020 are as follows:

(i)

Mibanco, Banco de la Microempresa S.A., is a limited liability company that was chartered in Peru in March 1998. As of the end of December 2018, BCP Stand-alone owns 94.931% of this entity’s shares, and Grupo Credito owns 4.99%.

(ii)

Solucion Empresa Administradora Hipotecaria S.A. (SEAH) is a company that specializes in offering mortgage loans. It was initially chartered as a financial company in Peru in 1979. After several modifications to the company’s structure, it became a mortgage loan company in 2010. BCP owns 100 percent of its shares. On September 1, 2017, SEAH absorbed Edyficar Peru, of which BCP had held 99.95 percent, before the merger.

(iii)

BCP Emisiones Latam 1 S.A. is a special purpose company domiciled in Santiago, Chile. It was chartered in January 2009 and its sole purpose is to invest in all types of real estate securities and debt securities, which are financed through bond issuances in Chile. At the end of November 2015, this company absorbed Inversiones BCP SA. The company is currently in liquidation process.

4. D     Property, plants and equipment

As of December 31, 2020, we owned 326 properties (307 in Peru, 8 in Bolivia, 9 in Colombia and 2 in Chile) and leased 859 properties (625 in Peru, 152 in Colombia, 72 in Bolivia, 5 in Chile, 1 in Panama and 4 in Miami), all of which we use for the operation of our branch network and our business. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 2020, we had 773 bank branches, of which 390 were BCP Stand-alone branches, 54 were BCP Bolivia branches and 322 were Mibanco branches in Peru.

There are no significant encumbrances on any of our properties and addition, both, owned and leased properties, have multi-risk property insurance. The respective policy is renewed annually and covers our properties against the risks of fire, natural disasters, and socio-political risks among others.

During the year 2020, the principal disbursement was related mainly to the remodeling of its headquarters in La Molina and integral remodeling of the Café Dasso office. For more details on the balance of properties, plants and equipment in progress, see note 10 to the consolidated financial statements.

For further detail about the possible impact of IFRS 16, please refer to Note 3 Significant accounting policies - ad) International Financial Reporting Standards issued but not yet effective – (i) IFRS 16, “Leases”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A     Operating results

(1) Management Discussion and Analysis

General Economic Conditions

In 2020, the global economy experienced one of the most difficult health and economic crises as a result of the COVID-19 pandemic. Peru’s economy was particularly affected due to the strict social distancing measures imposed by the government to mitigate COVID-19’s pandemic effects. The most drastic of these measures was  the general lockdown in effect from March 16 to June 30, 2020. Economy activity contracted by 40% from April 2019 to April 2020, a contraction without precedent. Nonetheless, the second part of the year was characterized by a gradual economic revitalization following an improvement in the public health situation. In 2020, Peruvian GDP contracted by 11.1%, which was less than the initial estimate, reflecting a favorable international economic environment and an uptick in several economic indicators for the local economy, such as consumption, employment, cement dispatch, debit and credit cards transactions, among others.

The BCRP remains on alert to stimulate the economy through several mechanisms. In 2020, core inflation (excluding food and energy) was 2.0%, with inflation registering below 2% for ten consecutive months. The BCRP set the reference rate at 0.25%, after cutting the rate by 100 basis points at an extraordinary monetary policy meeting in March and April respectively.

As a result of government programs (representing 20% of Peru’s GDP) aimed at boosting the economy, Peruvian public debt rose to 35.0% of GDP in 2020 as compared to 26.8% in 2019. The fiscal deficit represented 8.9% of GDP in 2020 as compared to 1.6% in 2019. The exchange rate closed on December 31, 2020 at USDPEN 3.621, reflecting a depreciation of the Peruvian Sol of 9.3% as compared to the closing rate of USDPEN 3.314 on December 31, 2019.

Although the Peruvian economy continues to recover and the vaccination process has begun, future waves of COVID-19 cases generates economic uncertainly for 2021.

Credicorp 2020 Financial Performance

In 2020, Credicorp generated S/346.9 million of net profit attributable to its equity holders and net basic earnings per common share attributable to its equity holders of S/4.37, as compared with S/4,265.3 million of net profit attributable to its equity holders and net basic earnings per common share attributable to its equity holders of S/53.66 in 2019. This translates to a return on average assets (ROAA) of 0.16% and a return on average equity (ROAE) of 1.36% in 2020, down from 2.34% and 17.03%, respectively, in 2019.

As of December 31, 2020, loans, net of unearned income, totaled S/137,659.9 million, representing an increase of S/22,050.2, or 19.1%, compared to S/115,609.7 million as of December 31,2019. This growth was mainly driven by Wholesale Banking, SME-Pyme, SME-Business, and Mibanco, all of which benefited from economic reactivation government programs (Reactiva Peru S/24.3 billion and FAE-Mype S/353.5 million). Total deposits grew to S/142,365.5 million as of December 31, 2020, up S/30,360.1 million from S/112,005.4 million as of December 31, 2019, which was primarily driven by a 68.2% increase in non-interest bearing deposits, from S/28,316.2 million as of December 31, 2019 to S/47,623.1 million as of December 31, 2020. The increase in non-interest bearing deposits was primarily due to more liquidity in the system as a consequence of less investment and expenses in an economic crisis context.

In 2020, net interest income was S/8,571.3 million, down from S/9,091.8 million, or 5.7%, with respect to 2019. This decrease was fueled by lower interest rates and a less profitable asset mix, as a result of government loans disbursements. The decrease was partially offset by a decrease in interest expenses due to the improvement in the funding mix during the year. As a consequence, NIM were situated at 4.32%, 110 basis points below NIM reported in 2019.

The provisions for credit losses on loan portfolio, net of recoveries, totaled S/5,920.5 million for 2020, representing an increase of 220.7% from S/2,100.1 million for 2019. Thus, cost of risk in 2020 was 4.30% as compared to 1.60% in 2019. Growth in provisions outpaced the expansion registered by the Non-performing loan portfolio; this led to a subsequent increase in the coverage ratio for the Non-performing loan portfolio, which was positioned at 155.8% in 2020, as compared to 114.4% in 2019.

In 2020, non-interest income (non-financial income) was S/4,406.2 million, representing a 10.0% decrease compared to S/4,897.8 million in 2019. This was attributable to a decrease in transaction levels, particularly in the months of obligatory confinement in the first half of the year. In this context, fee income was the component that registered the most significant impact with a decrease of S/320.0 million or 9.9%.

Credicorp’s underwriting result was S/358.1 million in 2020 representing a decline of S/497.0 million, or 27.9%, compared to S/497.0 reported in 2019. This was attributable to growth in claims in the life insurance business due to COVID-19-related mortality rates, which was slightly mitigated by a decrease in claims in the P&C business.

The efficiency ratio in 2020 deteriorated by 261 basis points to 45.09% (as compared to 42.48% in 2019), which was due to a drop in income, mainly at net interest income and fee income.

These results reflect the most challenging environment that we have experienced at Credicorp in our 25-year history, driven primarily by the economic crisis and lower rates associated with government programs and lower market rates.

LoB Highlights

Universal Banking ROAE BCP Stand-alone: 3.8% BCP Bolivia: -10.4%	Microfinance ROAE Mibanco: -18.1% Mibanco Colombia: -30.5%
• BCP Stand-alone net interest income was S/6,091.9 million in 2020, down by S/151.6 million, or 2.4%, compared to 2019.	• Mibanco net interest income was S/1,550.1 million in 2020, down by S/348.5 million, or 18.4% from 2019.
• BCP Stand-alone cost of risk was 5.31% in 2020, 340 basis points above the registered in 2019.	• Mibanco cost of risk was 8.43% in 2020, 463 basis points above 3.80% for 2019.
• BCP Stand-alone non-interest income was S/3,151.3 million in 2020, down by S/384.5 million, or 10.9%, from 2019.	• Mibanco non-interest income was S/107,9 million in 2020, down S/78.2 million, or 42.0%, from 2019.
• BCP Stand-alone efficiency ratio remained stable at 40.9% in both 2019 and 2020.	• Mibanco efficiency ratio was 63.1% for 2020, up by 1000 basis points compared to 53.1% from 2019.
• BCP Stand-alone CET1 ratio was 11.40% in 2020, compared to 12.35% from 2019.	• Mibanco CET1 ratio was 17.70% in 2020, which was well above the 15.70% from 2019, after a S/400 million capital.

Insurance and Pension Funds ROAE Grupo Pacifico: 6.7% Prima AFP: 21.2%	Investment Banking and Wealth Management ROAE Credicorp Capital: 8.4% Atlantic Security Bank: 17.4%

• Grupo Pacifico net earned premiums were S/2,461.2 million in 2020, up 1.4% from S/2,427.4 million in 2019.	• Credicorp Capital net income was S/55,897 million, up 27.4% from S/43,883 million reported in 2019.
• Grupo Pacifico net claims were S/1,731.9 million, up 11.4% from S/1,554.5 million in 2019.	• Atlantic Security Bank net income was S/135,877 million, down by 27.2% with respect to S/186,540 million reported in 2019.
• Grupo Pacifico insurance underwriting result was S/28.5 million, representing a decrease of 83.4% from S/172.3 million in 2019.	• Total Assets under Management were S/153,989 million as of December 31, 2020, up from S/115,017 million as of December 31, 2019.
• Grupo Pacifico loss ratio was 70.4% in 2020, up 640 basis points from 64.0% in 2019.
• Prima AFP income from commission was S/352.1 million, down 12.7% from S/403.3 million in 2019.

2020 Events and Developments

•

Between April and May of 2020, the most critical months of the COVID-19 pandemic in Peru, Credicorp, through its subsidiaries, donated a total of S/128.9 million to vulnerable populations (BCP Stand-alone S/109.7 million, Mibanco S/10 million, Grupo Pacifico and Prima AFP S/8.5 million and others S/0.7 million).

•	On June 17, 2020, Credicorp issued its first senior corporate bond with a coupon of 2.75% and nominal value of US$500 million with maturity in 2025. The offering price resulted in a yield of 2.867% and an implied spread of 250 basis points over the reference US Treasury yield. It is worth mentioning that the offering received over US$4 billion of demand from nearly 200 institutional investors across Latin America, USA, Europe and Asia, which reflects the trust of global investors in the company, its management, and the Peruvian economy. Credicorp has been assigned first time debt ratings of BBB (stable outlook) and BBB+ (negative outlook) by Standard & Poor’s (S&P) and Fitch, respectively.

•	On July 1, 2020 BCP Stand-alone executed a liability management transaction whereby it repurchased two subordinated bonds with maturities in 2026 and 2027 with yields of 6.875% and 6.125% respectively; and issued a new subordinated bond at a rate of 3.125% and nominal value of USD850 million with maturity in 2030.

•	In November 2020, Bancompartir and Encumbra completed their merger, forming Mibanco Colombia.

(2) Political and Macroeconomic Environment

Although Credicorp Ltd. is incorporated in Bermuda, the holding, through BCP Stand-alone, has been present in the Peruvian financial sector for over 130 years. It is important to note that most of BCP Stand-alone, Prima AFP, Mibanco, and a significant part of Credicorp Capital’s and Grupo Pacifico’s operations and customers are located in Peru. In addition, although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. Therefore, our results of operations and financial health could be affected by political and economic changes or policies in Peru. For further details, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our geographic location exposes us to risk related to Peruvian political, social and economic conditions”.

Political Environment

Historically, Peru has experienced political instability, including domestic terrorism, military coups, and a succession of regimes that featured heavy government intervention. In 1995, when Credicorp was established, President Alberto Fujimori was re-elected, despite the administration being accused of authoritarian behavior, including dissolving Peru’s congress in 1992 and crafting a new constitution in 1993. In 2000, Fujimori was ousted and succeeded by a transitional government led by Valentin Paniagua, who called for elections to be held in April 2001.

The presidents who have been elected since 2001 include Alejandro Toledo, from 2001 to 2006; Alan Garcia, from 2006 to 2011; Ollanta Humala from 2011 to 2016; and Pedro Pablo Kuczynski, whose term began in 2016 and was set to end in 2021. Since early 2017, Peruvian prosecutors have been investigating former and current local officials for allegedly accepting bribes from Odebrecht, a Brazilian construction company implicated in the Lava Jato investigation. In midst of the Lava Jato investigation, in December 2017, Peru’s congress proposed a motion to remove the president; however, the motion failed to gain the required 87 votes for approval.

In March 2018, congress presented a second motion to remove the president. On March 21, 2018, President Kuczynski resigned amid political turmoil. His resignation was accepted on March 22, and on March 23, Martin Vizcarra, Kuczynski’s former vice-president, took office as President for a term ending on July 28, 2021.

Under President Vizcarra’s term, political turmoil continued. On December 9, 2018, a nationwide referendum was held to address the following issues: (i) re-election of members of Peru’s congress, (ii) reforms regarding financing for political parties, (iii) a reform of the judiciary system, and (iv) return to the bicameral parliamentary system. All the reforms, excluding the latter, were approved. Moreover, President Vizcarra dissolved the congress on September 30, 2019, after it delivered two votes of no-confidence to two different cabinets during the same presidential term and called for parliamentary elections on January 26, 2020. On January 15, 2020, the Constitutional Court ruled that the dissolution of Peru’s congress was constitutional. As a result of the parliamentary elections held in January 2020, a new Peruvian congress was formed, and with a plan to carry out its functions until July 2021.

In September 2020, Peru’s congress presented a presidential vacancy motion amid corruption allegations against President Vizcarra. However, the motion failed to garner the necessary votes to succeed. In November 2020, the congress presented a second presidential vacancy motion based on corruption allegations during Vizcarra’s term as a Regional Governor from 2011 to 2014. On November 9, 2020, the motion succeeded, with 105 votes cast in favor. On November 10, 2020, Manuel Merino, the president of Peru’s congress, assumed control of the government pursuant to the Peruvian Constitution. The presidential vacancy and new government under Manuel Merino (former president of Peru’s congress) generated riots across the country, particularly among the young adult population. On November 15, 2020, President Merino resigned, amid extremely high political turmoil and uncertainty unseen in 20 years. Peru’s congress elected a new Directive Board led by Francisco Sagasti, and on November 16, 2020, Sagasti assumed the presidency for a term set to end on July 28, 2021. President Sagasti has remarked that one of his government’s main priorities is to facilitate an orderly democratic transition. The first round of general elections was held on April 11, 2021, and Pedro Castillo came in first place in the presidential race, followed by Keiko Fujimori. Both candidates will face off in the second round of presidential elections, which will occur on June 6, 2021. It is important to mention that, according to available information, the results of the general elections entail an important fragmentation of Congress, as 10 political parties will be part of the parliament’s composition. For further information, see “ITEM 3. KEY INFORATION – 3.D. Risk Factors – Our geographic location exposes us to risks related to Peruvian political, social and economic conditions”.

For further details, please refer to our previous 20-F documents under “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our geographic location exposes us to risk related to Peruvian political, social and economic conditions.”

Macroeconomic Environment

The adoption of market-oriented macroeconomic policies since the early 1990s, a strong macroeconomic fundamental outlook for Peru’s economy and stable credit rating have allowed the country to grow at an average annual rate of 4.9% from 2001 to 2019, according to data from the BCRP. Some of the strongest economic indicators include Foreign Exchange Reserves (30%), Current Account (-1.5%), Public Debt (27%), and Fiscal Saving (14%), as a percentage of the 2019 GDP. Between 2000 and 2013, the Peruvian economy, on average, outperformed the global economy primarily due to favorable metal prices and financial conditions. Nonetheless, since 2014 the Peruvian economy has been affected by several economic shocks such as decline in metal prices, contraction of public investment, El Niño of 2017, the Lava-Jato investigations, and political turmoil. As such, the average annual growth rate for the Peruvian economy from 2014 through 2019 stood at 3.1% but remained among the highest of the Latin American region economies.

Peruvian economic policy is based on three pillars: trade policy, fiscal policy and monetary policy. Peru has maintained an open trade policy for more than two decades. Some examples of Peru’s open trade policy include:

○

In 2007, Peru signed a free trade agreement (FTA) with the United States that went into effect in 2009 and remains in force to this day. The FTA made permanent special access to the U.S. market, which had been previously granted under the Andean Trade Promotion and Drug Eradication Act. In 2020, exports from Peru to the United States totaled US$6.3 billion comprising 16.0% of Peru’s total exports that year and Peru’s imports from the United States were US$0.3 billion. Peru’s exports do not represent a major source of competition for the U.S. industrial sector.

○

Peru also signed a trade agreement with China in 2009 that went into effect in 2011. Exports from Peru to China reached US$11.1 billion in 2020 (comprising 28.3% of Peru’s total exports that year). Peru has also signed trade agreements with the European Union, Japan, South Korea, Singapore, Thailand, among others.

○

Within Latin America, Peru has trade agreements with Chile, Colombia and Mexico and is a founding member, along with these countries, of the Alliance of the Pacific. Furthermore, Peru signed the Trans-Pacific Partnership (TPP), a proposed trade agreement involving twelve Pacific Rim countries, which never went into effect because President Trump indicated that the United States would not ratify it. On December 30, 2018, the remaining Pacific Rim countries, including Peru, entered into the Comprehensive and Progressive Agreement for the Trans-Pacific Partnership as a replacement for the TPP.

Peruvian policymakers have maintained a conservative approach to fiscal policy and government spending. Peru’s debt-to-GDP ratio has fallen from 51.1% in 1999 to 26.8% in 2019 as the government has cut its spending and privatized most state-run enterprises. Peru’s fiscal position also benefited from the accumulation of surpluses most years in the period from 2004 to 2013. Peru’s fiscal policy has evolved since 1999 to promote sound macroeconomic fundamentals.

In 2020, Peru implemented the following fiscal rules:

a.	Public debt cannot exceed 30% of GDP. In exceptional cases of financial volatility, and only if other fiscal rules are met, a temporal deviation of 4 percentage points of GDP is allowed.

b.	The fiscal deficit must not exceed 1% of GDP.

c.	Non-financial spending by the government is limited by long-run real GDP growth of the economy (2) (+/- 1%). Compliance with this rule assumes mutual compliance with the two prior fiscal rules.

d.	Current spending by the government, excluding for maintenance, cannot exceed the long-run real GDP growth of the economy (-1%).

Amid the COVID-19 pandemic, fiscal rules for the years 2020 and 2021 were suspended exceptionally, by Legislative Decree No.1457, which was published on April 12, 2020.

Regarding Peru’s monetary policy, the BCRP officially presides over a reserve banking system. The BCRP has had an inflation target of 2.0% (+/-1%) since 2007, the lowest in Latin America, reflecting the BCRP’s commitment to price stability. The BCRP has considerable foreign reserves, equivalent to approximately 38% of Peru’s GDP as of year-end 2020, and other mechanisms to provide liquidity to Peru’s domestic financial system. The BCRP also sets regulations for the financial system, including pension funds, in coordination with the SBS. Finally, the currency regime in Peru does not have currency controls or barriers to capital inflows but the BCRP is an important player in the market, selling or buying US Dollars in order to soften volatility. For further information, see “Item 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”.

COVID-19 Measures

In 2020, the global economy was impacted by the COVID-19 pandemic. During this unprecedented health crisis, we are engaged in reducing the contagion not only within our facilities but also across Peru and in the countries in which we operate.

While the impact of the pandemic on our operational results and financial condition remains extremely difficult to predict, we may expect to experience negative impacts on Credicorp’s consolidated financial results during the current fiscal year, depending on the length of the pandemic and Peruvian government measures to control COVID-19. We are closely monitoring the evolution of the pandemic, in order to take preventive measures to ensure the continuity of operations. For further information on COVID-19’s impact on our business, see “ITEM  3. KEY INFORMATION – 3.D Risk Factors – Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.”

2 According to the Legislative Decree 1276, the long-run real GDP growth of the economy implies a 20-year average of real GDP growth. This 20-year average considers 15 years of history, the current year estimate, and real GDP growth forecasts 4 years ahead.

Below, we highlight the relevant COVID-19 measures taken in the countries in which we operate.

Peru

In Peru, former president Vizcarra established a state of emergency on March 16, 2020 and ordered a general lockdown on the country. Minor exceptions were made for key sectors (specifically, food supply, health, and banking). The lockdown was initially established for 15 calendar days but was extended on several occasions to last until June 30, 2020, for a total of 107 calendar days. Throughout the third quarter of 2020, the government decreed targeted quarantines, which were gradually lifted. Importantly, even in regions where the quarantines were lifted, social mobility restrictions continued throughout the weekdays. In addition, as the quarantines were lifted, the government established a phase-based economic reactivation plan. Phase 1 began in May 2020; Phase 2 in June 2020; Phase 3 in July 2020; and Phase 4 in October, after initially being delayed, and continued throughout the rest of 2020. As a result of the general quarantine, and resulting limited economic activity, GDP fell by 30% from the second quarter of 2019 to the second quarter of 2020. As mobility restrictions were gradually lifted, several indicators showed lower levels of economic contraction, with GDP declining 9% from the third quarter of 2019 to the third quarter of 2020 and 1.7% from the fourth quarter of 2019 to the fourth quarter of 2020. On a full-year basis, economic activity contracted 11.1% from 2019 to 2020.

In response to the major public health and economic shocks from COVID-19, the MEF, the BCRP, the SBS, and Peru’s congress offered an ample package of measures to mitigate and stimulate the economy for the equivalent of approximately 20% of GDP. The measures enacted by the MEF include tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

In particular, the government is supporting the business sector through two government-backed programs:

•	Reactiva Peru, a liquidity program enacted through Legislative Decree No. 1455 and modified by Legislative Decree No. 1457 and Supreme Decree No. 124-2020-EF, aims to quickly and effectively meet the liquidity needs of companies facing the impacts of COVID-19. The program seeks to ensure continuity in the credit chain, granting guarantees to micro, small, medium and large companies so that they can access working capital loans, and thereby meet their short-term obligations to their workers and suppliers of goods and services. This program initially had resources of S/30 billion and later, through Legislative Decree No. 1485, the amount was increased by an additional S/30 billion, totaling S/60 billion which is equivalent to 8% of the 2019 GDP.

The amount of the credit in Peruvian Soles disbursed and the individual guarantee depended on the sales volume of each company. The maximum amount of guaranteed credits to be granted corresponded to the three months of average monthly sales in 2019, according to the SUNAT. Likewise, in the case of credits intended for microenterprises, as an alternative to the sales level, the amount equivalent to two months average debt of the year 2019 can also be used as a reference, up to a maximum of S/40 thousand. The level of guaranteed coverage for these loans is 98% for loans disbursed up to S/90 thousand and varies between 80% and 95% for loans greater than S/90 thousand and up to S/10 million. The loans disbursed from the program have a maximum term of up to 36 months, with a grace period of up to 12 months.

Likewise, financial entities undertake to offer these credits at record low rates, since the BCRP granted said funds through repurchase credit agreements guaranteed by the government represented in securities. These securities may be assigned through auctions or direct operations, and they remunerate an effective annual rate of 0.5%, with a grace period of 12 months without payment of interest or principal. By the end of December 2020, the liquidated repurchase agreement operations guaranteed by the BCRP stood at S/50,729 million.

•	The Business Support Fund (Fondo de Apoyo Empresarial para Mype or FAE-Mype, by its Spanish initials) program enables banks and microfinance entities to provide small and micro businesses loans for up to S/4.0 billion with government guarantee coverage levels between 90% and 98%. This amount represents about 9% of the loan portfolio for SMEs system-wide. Other newly created funds include FAE-Mype’s for Agriculture and Tourism for S/2.0 billion and S/1.5 billion, respectively. These funds follow similar structures to the original FAE-Mype but are focused on specific sectors.

The government has also established a COVID-19 Guarantees Program in October 2020 for consumer, personal, mortgages, vehicle and SME loan rescheduling. The program enables loan rescheduling with a government guarantee in which financial institutions lower interest rates to their clients by at least 15%. The government guarantee is partial and progressive depending on each loan segment (according to the previous client’s performance and segment, they stand between 40% and 80%).

During the first quarter of 2021 the government announced additional measures to support firms. In February 2021 it created the Enterprise Support Program for Small and Micro businesses (PAE-Mype, by its Spanish initials) and authorized the program for up to S/2 billion through urgency decree no 019-2021. The program is similar to FAE-Mype, but covers loans of up to S/60,000, with government guaranteed coverages between 90% and 98%, whereas the FAE-Mype covers loans for up to S/30,000. In addition, in March 2021 the government also enabled the rescheduling of Reactiva Peru and FAE-Mype loans through urgency decrees no. 026-2021 and 029-2021, respectively. In the case of Reactiva Peru loans, up to S/16 billion can be rescheduled should they meet specific criteria (depending on the size of the loan up to S/90,000, the criteria considers a decline of sales of 10% or 20% in the fourth quarter of 2020 compared to the same period of 2019), and the ability to grant another grace period of 12 months. The government also established a government transfer to vulnerable households in February 2021 of S/600 for each 4.2 million vulnerable households, totaling approximately S/2.5 billion.

Regarding public finances, the government tapped into the international debt market in order to finance its spending needs during 2020. In April 2020, the government issued US$3 billion in two branches: (i) US$1 billion with a 5-year tenor, coupon rate of 2.392%, and 200 basis points spread over Treasury, and (ii) US$2 billion with a 10-year tenor, coupon rate of 2.783%, and 212.5 basis points spread over Treasury. Moreover, in November 2020, the government issued US$4 billion in three branches: (i) US$1 billion with a 12-year tenor, coupon rate of 1.862%, and 100 basis points spread over Treasury, (ii) US$2 billion with a 40-year tenor, coupon rate of 2.780%, and 125 basis points spread over Treasury, and (iii) US$1 billion with 101-year tenor, coupon rate of 3.230%, and 170 basis points spread over Treasury.

Nonetheless, in December 2020, Fitch revised Peru’s sovereign credit rating outlook in long-term foreign currency from Stable to Negative while affirming its BBB+ rating. According to Fitch, Peru reflects a Negative Outlook due to a weakened government balance sheet and a deterioration of policy predictability, as a result of congressional populist measures in recent months. The weakening of political cohesiveness and institutions since 2016 could undermine the capacity of the next government to implement wide-ranging fiscal, political and productivity enhancing economic reforms.

Additionally, the BCRP has lowered its reference rate by 200 basis points to 0.25%, a historic minimum, and has provided liquidity for 6 to 12 months through Repo operations since March 2020. The BCRP has also implemented measures to mitigate exchange rate volatility. The BCRP bought US$32 million and sold US$191 million in the spot foreign exchange market, which resulted in total net sales of US$159 million. In addition, the BCRP’s outstanding re-adjustable deposits certificate increased by S/6,392 million, while the outstanding sales in foreign exchange swaps increased by S/7,235 million. In December 2020, the BCRP added new monetary operations conditioned on the expansion of long-term credit (interest rate swaps with three to seven year terms, and direct repo operations with one to three year terms) in order to reinforce the transmission of its monetary policies towards long-term interest rates, as well as repo operations with negotiable invoices.

Likewise, the SBS applied macro-prudential measures during the pandemic, which included: (i) the inapplicability of the LCR, (ii) flexibility of capital requirements for rescheduled loans and use of cyclical capital buffers, and (iii) cero generic and capital provisions for Reactiva Peru and FAE-Mype loans. Moreover, the SBS introduced micro-prudential measures, which included, most notably, the massive loan rescheduling scheme from financial institutions to retail loans and medium-size firm loans.

Peru’s congress proposed and adopted populist measures including, but not limited to: (i) Nation Pension Fund system withdrawals for up to S/4,300 of individual contributions (later declared unconstitutional by the Constitutional Court), (ii) interest rate ceilings established by the BCRP and limits on certain fee charges by the SBS, and (iii) the following measures regarding the Private Pension Fund System:.

In March and April 2020, the measures decreed by the government and congress included the following:

•	Exonerate clients on the fees and contributions corresponding to the month of April of 2020.

•	Affiliates that meet specific requirements can withdraw up to S/2,000.

•

Affiliates can withdraw up to 25% of their funds with a ceiling equivalent to 3 UIT (equivalent to S/12,900) and a minimum withdrawal equivalent to 1 UIT (equivalent to S/4,300). Affiliates were only able their request to withdraw up to 25% of their funds within sixty calendar days counting from May 18, 2020.

In November 2020, the government and congress decreed a new measure regarding the withdrawals, which permitted the following:

•

Affiliates can withdraw from their funds up to 4 UIT (equivalent to S/17,200) as long as they have not made contributions for at least 12 consecutive months until October 31, 2020 (did not include members subject to the Early Retirement System for Unemployment)

•	Affiliates with oncological illness proven by a health organization can withdraw from their funds up to 4 UIT (equivalent to S/17,200).

•	Affiliates can withdraw from their funds up to 1 UIT (equivalent to S/4,300) as long as they have not made contributions in October 2020.

The congress also proposed measures that implied higher public spending such as: (i) the government’s payment of the debt derived from court rulings against the three levels of government, (ii) the elimination of the Administrative Contracting of Services (Contratacion Administrativa de Servicios or CAS by its Spanish initials) labor regime in the public sector (estimated cost of S/4.2 billion), (iii) the regulation of the collective negotiation at the public sector (which excluded the Ministry of Finance’s technical reports for its application), and (iv) the renegotiation of toll payments in the national roadways amid the national emergency (later declared unconstitutional by the Constitutional Court). In March 2021, the congress approved a bill that enables the Central Bank to establish interest rates ceilings for banking loan operations, as well as certain fee charge regulations. Therefore, regulatory risks after the COVID-19 crisis are important to monitor due to their potential impact on Credicorp’s businesses.

In late December 2020 and throughout January and February 2021, COVID-19 cases started to increase once again, and the Ministry of Health declared the occurrence of a second wave in Peru. The government established restrictive measures based on the severity of COVID-19 indicators, including the designation of high, very high and extreme risk levels. On January 28, 2021 the government ordered a new focalized lockdown from January 31 to February 28, 2021. The effect of these restrictions will slow down the recovery in the Commerce and Service sectors, while other sectors, including Agriculture, Mining, Fishing, Manufacturing, and Construction, continued to produce. Since February, the Government has implemented other temporary and localized lockdowns in order to mitigate COVID-19 contagion. At the same time, COVID-19 vaccine doses started to arrive to Peru in February, and the vaccination process has begun. According to Government’s declarations, as of April 14th Peru has assured 48 million vaccine doses from different laboratories which would arrive throughout 2021.

Bolivia

In Bolivia, then-president Jeannine Añez established a state of emergency on March 21, 2020, ordering a nationwide quarantine, and suspending public and private activities until May 10, 2020. Later, the government modified its order, basing the level of quarantine imposed on each region on three risks levels (high, medium and low) until August 31, 2020. As of September 1, 2020, Bolivia entered a new stage of normal with the restart of activities in sectors such as industry, commerce, agriculture, construction and mining. However, due to a resurgence of cases after the New Year’s Eve festivities, a quarantine was imposed in Santa Cruz and Cochabamba in January 2021. As a result of the COVID-19 pandemic, Bolivian economic activity declined 26.6% from April 2019 to April 2020, the biggest contraction on record for the Bolivian Global Index of Economic Activity (IGAE) published by the Bolivian National Institute of Statistics. Bolivian’s economic recovery began during the second half of 2020 following an increase in commodity prices and normalization in gas related activities. In the first 11 months of 2020, the economy contracted by 8.2%, and in 2020, according to the Latin Focus Consensus, the economy contracted by an estimated 7.9%, the largest decline in almost 70 years.

To cope with the economic shock, Bolivia’s government announced fiscal and monetary measures, including monetary payments for the unemployed and for families with children, coverage of basic services, credits to companies to cover the payment of wages, and a Microcredit Support Program. In addition, the BCB provided liquidity to the local market equivalent to 1.2% of GDP and reserve requirements in foreign currency were cut from 46.5% to 31.5%. Bolivia’s newly elected president, Luis Arce, announced new economic measures impacting families, the tax system and the financial system. For families, the government implemented a new program for monetary payments of 1,000 Bolivianos (Bs) per person, with a wider coverage than the Bono Universal approved by the previous administration. In December 2020, the following was approved with respect to taxes: (i) a tax on “Fortunes,” applicable to all natural persons with assets above Bs 30 million, with a tax range between 1.4% to 2.4%, and estimated impact to 130 families; (ii) a refund of the VAT of 5% of the sales price subject to VAT (13% in Bolivia) for natural persons with average monthly income equal to or less than Bs 9,000 (US$1,300). With respect to the financial system, the government renewed a deferral of bank loan payments until July 2021. In December, the government decreed that other entities of the financial system, such as general deposit warehouses, investment fund management companies, brokerage agencies, and securitization companies, must pay an additional 25% tax on profits if their profitability exceeds 6% per year. So far, the measure has only applied to banks and financial companies. Additionally, the government approved the capitalization of 100% of the 2020 net profits obtained by banks and financial entities. It is important to note that clients have not paid capital or interests payments since March 2020. Finally, the Senate is currently debating a proposal to allow the withdrawal of retirement funds (AFPs). The draft plans to authorize staggered withdrawals, or even up to 100% withdrawals in the case of individuals with minimal contributions.

In terms of credit rating, Bolivia was downgraded by three main rating agencies during 2020. In April, S&P downgraded Bolivia’s long-term foreign currency rating from BB- to B+, due to a longer than expected fiscal deficit and an increase in the financing needs of the government. Similarly, in September, Fitch and Moody’s downgraded Bolivia from B+ to B due to the deterioration in the country’s growth prospects and public finances amid acute political tensions. Following these downgrades, the three agencies have maintained a stable outlook of the country.

Bolivia began vaccinating its people for COVID-19 on January 29, 2020, with the arrival of the first 20,000 doses of the Russian Sputnik-V vaccine. The Ministry of Health announced that the government has signed a contract with AstraZeneca and Russia for its Sputnik-V vaccine.

Colombia

The COVID-19 pandemic hit Colombia while its economy was in the process of gradual recovery from a drop in oil prices. Colombia has exhibited the highest level of current account deficit in the region (4.3% of GDP in 2019) while public debt has been increasing over the past years.

In Colombia, the government established a state of emergency on March 23, 2020, extending its lockdown until August 31, 2020. Sectors such as manufacturing and construction (which account for 10% of GDP) began operations by the end of April. Several municipalities reopened due to the low transmission of COVID-19 cases, moderating the economic impact. Therefore, the economy went from operating at a capacity of 35.0% to 40.0% during April, to 90.0% by the end of the year. However, new restrictions were applied by the end of the year as a result of an effort to limit social mobilizations around the holidays as well as a steep increase in cases and hospitalizations. Additionally, during January 2021, Bogota was placed under strict confinement on the weekends, according to municipal and local authorities.

The Colombian economy hit its lowest activity level of 2020 in April, with a contraction of 20.1% from April 2019, according to Colombia’s Economic Activity Index (IMACO), after which the economy recovered steadily until July. Throughout August and September, the economy contracted due to lower activity in commerce, as the government campaigns of special days without taxes (IVA) ended, in construction and in primary sectors, especially mining and oil. However, during October and November, the economy contracted at a slower pace. As a result, according to the National Bureau of Statistics (DANE), the economy contracted 6.8% during 2020.

To cope with the economic shock of COVID-19, Colombia’s government gradually implemented a series of measures such as grace periods and credit restructuring for individuals and legal entities, wage subsidies, deferment of payment of corporate income taxes and household transfers. The government also launched a credit program for enterprises equivalent to 8% of GDP. Moreover, the Central Bank provided liquidity for an amount close to 1.4% of GDP and cut the reference rate by 250 basis points to 1.75%, a new minimum.

In September 2020, the government took advantage of the low interest rates and held two global bond issuances of US$2,500.0 million (representing 0.8% of 2019 GDP), with maturities of 11 and 31 years and at historically low interest rates.

Colombia faces the potential loss of their investment grade. Fitch downgraded Colombia’s long-term foreign currency rating from BBB to BBB- with a negative outlook in April 2020. In addition, S&P modified its outlook from stable to negative in March 2020 with a rating of BBB- when the pandemic began. S&P warned of a further downgrade in 2021 in the event of a failure to make a severe public finance adjustment. Moody’s also modified its outlook from stable to negative with a rating of Baa2 based on a sharp deterioration of multiple debt indicators during 2020. In 2020, fiscal deficit represented 7.8% of Colombia’s GDP (compared to a deficit of 2.5% in 2019) and public debt reached 64.8% of GDP as of December 2020 (compared to 50.3% of GDP in 2019), both of which represent the highest number on record. Colombia expects a fiscal consolidation process in 2022 as a result of the new tax reform to be discussed in the first half of 2021, which could lower the likelihood of credit downgrades.

The Ministry of Health announced that it had signed a contract with the COVAX facilities to acquire vaccines for Colombian citizens. It had likewise signed contracts with Pfizer and AstraZeneca in order to cover at least 29 million Colombians prioritized for vaccination. The vaccination process started on February 17, 2021, three days earlier than expected by the government.

Chile

The Chilean government announced a state of emergency on March 18, 2020, which was initially meant to last for 90 days but was extended to continue until June 30, 2021. The government imposed a series of measures, including the closure of all borders, establishment of selective quarantines and sanitary measures, and a night curfew. However, unlike its peer countries, Chile never had a nationwide quarantine, though a total quarantine was imposed in the metropolitan region of Santiago (and other regions), which represents 40% of the GDP. On July 19, 2020, the government presented the plan, “Paso a Paso”, to reopen the region in five stages (quarantine, transition, preparation, initial and advanced opening), subject to the sanitary situation of each district. Santiago entered the transition phase on August 17, 2020. The increase in COVID-19 cases at the end of the year led the government to backtrack on its reopening plan by requiring around 20% of the population move back into quarantine and allowing 52% to proceed the transition phase.

The economic impact of the pandemic has no precedent in Chile. The economy hit its lowest point in May, in which GDP contracted by 15.5% as compared to May 2019 and has recovered since then. The monthly economic activity indicator of Chile’s economic activity (IMACEC) shows that economic activity fell 0.4% from December 2019 to December 2020, and, on a full-year basis, GDP contracted 5.9% from 2019. The commerce and industry sectors continue leading the gradual recovery, but the services and construction sectors remain weak.

To mitigate the effects of the COVID-19 pandemic, the government announced three fiscal stimulus packages collectively representing 12% of GDP, with measures mainly focused on the protection of jobs and income for low and middle-income families, as well as SMEs. The Treasury also announced the expansion of the guarantee fund for small businesses (FOGAPE) in order to temporarily include medium and large companies, allowing it to disburse around US$14 billion in loans. In December, the FOGAPE was extended in order to support the economic recovery. The Treasury also approved two 10% withdrawals from individual pension fund accounts, which together has had an estimated effect on GDP of 2.8%, according to the Central Bank of Chile (BCCh by its Spanish initials). The BCCh reduced its interest rate by cumulative 125 basis points to 0.5% from February to April 2020 and adopted unconventional measures, including buying bank and government bonds as well as new funding for a lending scheme for banks. The measures collectively accounted for around 35% of Chile’s 2019 GDP.

In terms of Chile politics, the massive demonstrations and riots that began in October 2019, which started as a response to the increase in the Santiago Metro’s subway fare but extended develop into a general protest against social inequality that lasted until March 2020, resulted in a historic constitutional plebiscite that took place on October 25, 2020. Over 78% of Chilean voters approved a proposal for a new constitution to be written by a convention of 155 Chileans selected exclusively for this purpose. The election of the convention’s members will take place on April 11, 2021, and presidential elections are scheduled for November 21, 2021.

On October 15, Fitch downgraded Chile’s long-term foreign currency rating from A to A- in response to a marked deterioration of its fiscal accounts, with the debt to GDP ratio expected to increase to 37.4% of GDP in 2021, compared to 33% in 2020 and 28% in 2019. Chile’s credit rating outlook, according to Fitch, is stable.

Chile’s vaccination process began on December 24, 2020, and the government has informed the public that it has commitments from different laboratories for the delivery of millions of vaccines. Accordingly, Chile leads the vaccination process in the region.

Panama

Panama’s, the authorities declared a national emergency on March 13, 2020, and ordered a mandatory quarantine on March 25, 2020. This included a 24-hour curfew (replaced by a night curfew on June 1, 2020), gender-based movement restrictions from April 1 to May 31, 2020 (re-imposed on June 8, 2020), suspension of all construction projects, (excluding those that were health-related), and a ban on all commercial flights. On May 13, 2020, the economy began to gradually reopen based on activity type. However, this process was paused on June 8, 2020, given the increase in COVID-19 cases. On July 15, 2020, the government re-imposed the weekend total quarantine in the most affected provinces, including the metropolitan area of Panama City. Finally, on September 7, 2020, the economy re-opened again, authorizing certain sectors and the Canal Free Zone to begin operations. Domestic flights were allowed on September 28 and international flights followed on October 12. At the end of the year, due to the COVID-19 second wave, the government re-imposed quarantine measures and restrictions on alcoholic beverages, introduced a new curfew and with Panama City under mobility restrictions, until March 6, 2021.

Panama has been one of the Latin American countries hardest hit by the pandemic. This is primarily due to the country’s reliance on the services sector, which represents more than 75.0% of GDP, as well as its reliance on external demand. According to the National Institute of Statistics and Census (INEC), GDP fell 17.9% in 2020, an unprecedented contraction and the worst of any Latin American country after Venezuela. The labor market has been severely affected, with the unemployment rate jumping to 18.5%, the highest rate in more than 20 years.

Standard & Poor’s downgraded its credit rating of Panama to BBB with a stable outlook, while Moody’s changed its credit rating to negative at a rating of Baa1. Fitch also changed its outlook to negative with a rating of BBB and a year later, downgraded its credit rating to BBB-, without updating its negative outlook.

The vaccination process began on January 21, 2021, and the government has established a multiphase immunization plan. Phase 1 includes health workers and adults over 60 years of age who are in care homes; phase 2 includes adults over 60 years, people between 15 and 59 with chronic diseases and workers in the education sector; phase 3 includes people in regions of difficult access, drivers of public transport and personnel in the travel sector; and phase 4 includes people between 16 to 59 years without chronic diseases. On March 4, 2021, Panama entered phase 2 of the plan.

For further information on COVID.19’s impact on our business in the aforementioned countries, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control”.

Macroeconomic Results

In 2020, the global economy was shocked by the COVID-19 pandemic, which led to historical economic contraction, mainly in the second quarter of 2020, amid the effects of quarantines implemented to mitigate contagion. The quick and significant reaction of policymakers helped to avoid a worse outcome, especially during the reopening phase in the second half of 2020, and pushed asset prices higher. However, lower revenues and higher spending significantly weakened fiscal accounts, resulting in high fiscal deficits as a percentage of GDP not seen in decades and credit rating downgrades.

In 2020, Peru’s exports decreased to US$42.4 billion, a 5.3% contraction from 2019, mostly due to lower export volumes. Peru’s imports amounted to US$34.7 billion in 2020, a 6.4% decrease from 2019, in response to lower import prices and volumes. Nevertheless, Peru’s trade surplus was US$7.7 billion in 2020, its fifth consecutive year of surplus. As a result, the current account deficit represented 0.1% of Peru’s GDP in 2020, below 2019 level of 1.5% of GDP. Importantly, Peru’s trade surplus increased by 8.2% in 2020, the highest increase since 2010, as export prices recovered during the second half of 2020.

Peru’s non-financial public sector reported a deficit equivalent to 8.9% of GDP in 2020 (compared to a deficit of 1.6% of GDP in 2019). Fiscal revenues represented 18.0% of GDP in 2020 (compared to 19.7% of GDP in 2019). The contraction mostly reflected a decline in economic activity observed during the year, and to a lesser extent the economic measures implemented by the government. In contrast, non-financial spending by the government stood at 25% of GDP (compared to 20.1% in 2019). This increase was mostly explained by expansive fiscal policy measures in response to the pandemic, including monetary transfers by the government for S/13.1 billion. The stimulus package representing approximately 20% of GDP. Nonetheless, public investment by the government fell by 15.8% due to halted execution during the early stages of the nationwide lockdown. As a result of the high fiscal deficit, gross public debt rose to 35.0% of GDP in 2020.

Macroeconomic Indicators for Peru	2017	2018	2019	2020
GDP (US$ Millions)	214,265	225,200	230,846	203,524
Real GDP (% change)	2.5	4.0	2.2	-11.1
Inflation	1.4	2.2	1.9	2.0
Central Bank Reference Rate	3.25	2.75	2.25	0.25
Fiscal Balance (% GDP)	-3.1	-2.5	-1.6	-8.9
Public Debt (% GDP)	24.9	25.7	26.8	35.0
Financial System Loans (% change)	5.6	10.1	6.2	12.4
Current Account Balance (% GDP)	-1.3	-1.7	-1.5	0.5
Exchange rate, end of period	3.24	3.37	3.31	3.62
Exchange rate, (% change)	-3.5	4.1	-1.7	9.3

In 2020, Peru’s GDP contracted by 11.1% due to lower economic activity. The second half of 2020 was characterized by a gradual recovery of economic activity, and for the fourth quarter of 2020, GDP reflected only a 1.7% year-over-year decrease. The ability to implement measures of this magnitude stems from prudent macroeconomic policies that have been implemented for decades. The measures enacted include tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

The BCRP lowered its reference rate by 200 basis points to 0.25%, a new historical minimum, as part of its expansive monetary policy to combat inflation and contraction of economic activity. The BCRP also implemented the Reactiva Peru program, which provided the financial system with vast liquidity and enabled the expansion of loans throughout 2020. It is important to note that on December 2020. Fitch revised Peru’s sovereign credit rating outlook in long-term foreign currency from Stable to Negative but affirmed the rating at BBB+.

Throughout 2020, the BCRP made net sales of US$159 million (compared to net purchases of US$405 million during 2019). Most of the foreign exchange intervention by the BCRP in 2020 was through currency swaps and re-adjustable deposit certificates, which increased by S/7,235 million and S/6,392 million, respectively, from December 31, 2019. Moreover, Peru’s net international reserves stood at US$74.7 billion as of December 31, 2020, which is an increase from US$68.3 billion as of December 31, 2019 and represents a new year-end historical maximum for Peru.

As of December 31, 2020, the Peruvian Sol was at S/3.621 per US Dollar, which represents a depreciation of 9.3% from December 31, 2019. The depreciation of the Peruvian Sol was accompanied by depreciation of the Brazilian Real, Mexican Peso, and Colombian Peso of 29%, 5% and 4%, respectively, against the US Dollar from December 31, 2019 to December 31, 2020. In contrast, the Chilean Peso appreciated by 6% from December 31, 2019 to December 31, 2020 after depreciating by 8.5% from December 31, 2018 to December 31, 2019.

Macroeconomic Indicators 2020	Bolivia	Colombia	Chile	Panama
Real GDP (% change)	(7.9%)	(6.8%)	(5.9%)	(17.9%)
Inflation (Deflation)	0.7%	1.6%	3.0%	(0.8%)
Central Bank Reference Rate	N.A.	1.75	0.50	N.A.
Public Debt (as % GDP)	72.1%	64.8%	33.0%	69.8%
Exchange rate (local currency to US Dollars), end of period	6.91	3,428.3	710.5	N.A.
Exchange rate, (% change)	0.0%	(4.3%)	(5.6%)	N.A.

N.A. – Not Applicable

In Bolivia, GDP contracted by an estimate of 7.9% in 2020 (as compared to a 2.2% increase in 2019), the country’s largest drop on record. The production of gas, one of the main contributors to the country’s fiscal revenues, has been declining since the peak of 2014 and declined to 27% by October. As a result, public finances have weakened over the last year. According to official data, the fiscal deficit rose to 12% of GDP, the highest in nearly 36 years and, according to the Latin Focus forecast for February 2021, public debt jumped to 72% of GDP. Bolivia has maintained a fixed exchange regime since 2011. In 2020 international reserves dropped by 18.4% to close the year at USD 5,276 million. Finally, according to the National Institute of Statistics inflation was at 0.7% for 2020 compared to 1.5% for 2019.

The Colombian economy contracted by 6.8% in 2020 (as compared to a 3.3% increase in 2019), marking the worst recession since reliable data became available in 1906. The construction, mining, and commerce and services sectors were among the worst performing sectors with a contraction of 27.7%, 15.1%, and 15.7%, respectively. Colombia has been facing higher debt levels over the last year and, by the end of 2020, the public gross debt was estimated to be at a record 64.8% of GDP, according to the Treasury Department. From January to October 2020, the Central Bank lowered its reference interest rate from 4.25% to 1.75%, which represented a 250 basis point reduction. As of December 31, 2020, the COP was valuated at 1 USD per 3,428.3 COP, which represents a depreciation of 4.3% from December 31, 2019. Finally, inflation was at a historically low rate of 1.6% as of the end of 2020.

In Chile, GDP contracted by 5.9% in 2020, the largest drop in almost 40 years since the 1982 banking crisis. Given the nature of the economic and health shock, the services sector was the most affected with an annual contraction close to 8%. This led to a severe weakening of public finances which had been already damaged by the 2019-2020 Chilean protests attributable to social inequality. The fiscal deficit rose to 7.4% of GDP, also the highest in nearly 40 years, and public debt jumped from 28% to 33% from 2019. Inflation closed the year at 3.0% and the Chilean currency was the only currency in the Latin American region to appreciate in 2020, benefitting from the copper price rebound and rising to levels not seen in almost nine years. However, in 2019, the currency depreciated 8% due to the social crisis towards the end of the year. On the political side, the October 2019 social crisis resulted in a constitutional plebiscite that took place on October 25, 2020, where the Chilean population approved, with more than 78% of the votes, that a new Constitution will be written.

Panama has been one of the Latin American countries hardest hit by the pandemic due to the importance of the services sector and the country’s reliance on external demand. According to the INEC, GDP fell by 17.9% in 2020, presenting the worst decline among the Latin American countries after Venezuela. In February 2021, Panama’s credit rating was downgraded to one BBB- to reflect a significant deterioration of public finances, which was explained by the fiscal deficit reaching 10.1% of GDP and public debt increasing from 46.4% to 69.8% of GDP from 2019. Inflation was negative at -1.6% for a second year in a row given the large economic contraction.

For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – “Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities” and “Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.”

(3) Critical accounting policies

3.1 Basis of presentation, use of estimates and changes in accounting policies

The accompanying consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. For further details, refer to Notes to the consolidated financial statements, “3. Significant Accounting Policies, a) Basis of presentation and use of estimates.”

3.2 Consolidation

The consolidated financial statements comprise the financial statements of Credicorp and its controlled subsidiaries for all the years presented. Control is achieved when Credicorp is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For further details refer to Notes to the consolidated financial statements, “3. Significant Accounting Policies, b) Basis of Consolidation.”

3.3 Functional, presentation and foreign currency transactions

Functional and presentation currency

Credicorp and its Subsidiaries operating in Peru consider the Peruvian Sol to be their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group’s entities, taking into account their major transactions and/operations. These include: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases. These transactions and/or operations are agreed to and settled in Soles.

Transactions and balances in foreign currency

Foreign currency transactions are those entered into in a currency other than the functional currency. These transactions are initially recorded by the Group’s entities at the exchange rates of their functional currencies at the transaction dates. For further detail refer to Notes to the consolidated financial statements, “3. Significant Accounting Policies, c) Functional, presentation and foreign currency transactions.”

3.4 Recognition of income and expenses from banking activities

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to the liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated by taking into account any discount, premium and transaction costs that are an integral part of the EIR of the financial instrument, without including the expected credit loss.

Interest income and expenses:

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) to the consolidated financial statements), the Group calculates interest income by applying the EIR at the carrying amount of the asset, net of its provision for credit loss. If the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “interest and similar expenses” of the consolidated statement of income.

Dividends

Dividends are recorded as income when they are declared.

Commissions and fees

Commission income (which is not an integral part of the EIR) and fees are recorded as they accrue. Commissions and fees include, among other things, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and contingent credit fees.

Non-interest income and expenses

All non-interest income and expenses are recorded in the period in which the performance obligation is satisfied.

3.5 Insurance activities

Insurance contracts are those contracts in which the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. These contracts also include reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survivorship insurance, annuities and individual life insurance, including Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Reinsurance

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

The Group also assumes reinsurance risk in the normal course of its business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, considering the classification of the reinsured insurance contract.

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

As of December 31, 2019, and 2020, the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income.

“Investment Link” assets

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

Deferred acquisition costs (DAC)

DAC comprise the direct costs that originate with and are related to traditional life and Investment Link insurance contracts, which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs are composed primarily of agent commissions corresponding to the underwriting and policy issuance costs.

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

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts are less than the carrying value, an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

3.5.1   Insurance contracts liabilities

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, and claims incurred but not reported (IBNR), as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with life annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the mathematical reserves of this business, the discounted present value of the expected future pensions is calculated on the basis of mortality tables and interest rates. Those mathematical reserves are based on the market value of the assets portfolio that back the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

The mathematical reserves of the income lines are determined by the sum of the value discounted from future expected pensions to be paid during a defined or undefined period, calculated on the basis of the current mortality and morbidity tables, and the market discount interest rates of the investment portfolio. During 2018, the Group adopted the new mortality tables approved and published by the SBS through Resolution SBS No.886-2018; these tables reflect recent changes in the life expectancy.

The Group also uses discount rates in measuring retirement, disability and survivorship annuities, in order to reflect the market value in the measurement of insurance liabilities, as follows:

•	Until December 31, 2018, the Group used the average purchase interest rate of the portfolio of its financial assets grouped by currency (historical rates).

•	As of December 31, 2019, and 2020, the Group uses the market rate for harvests of the portfolio of its financial assets for pension flows shifted by currency (market rates).

These situations were treated as a change in accounting policies in accordance with the provisions of IFRS 4 - Insurance Contracts. Additionally, these changes generated a greater technical reserve amounting to S/666.6 million, which was recognized in the consolidated statement of comprehensive income for the year 2019, under the heading “insurance reserves” of the consolidated statement of changes in equity. Such reserves were reported in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, wasn’t applied retroactively, given that the effect was not material in previous years.

For further details, refer to Notes to the consolidated financial statements, “3. Significant Accounting Policies, e) Insurance activities.”

3.6 Financial Instruments: Initial recognition and subsequent measurement

As of December 31, 2018, 2019 and 2020, the Group classified financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost, based on:

•     The business model for managing the financial assets and

•     The characteristics of the contractual cash flows of the financial asset.

The business model: explains how the financial assets are managed to generate cash flows and does not depend on Management’s intention regarding to an individual instrument. Financial assets can be managed for the purpose of: (i) obtaining contractual cash flows; (ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate a business model, the Group considers the risks affecting the performance of the business model, and the manner in which the performance of the business model is evaluated and reported to Management. If the cash flows are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets in this business model is not modified.

When the financial asset is held in business models i) or ii), it requires the application of the “Solely Payments of Principal and Interest” (SPPI) test. This test evaluates the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly; in other words, the entire instrument is measured at fair value through profit or loss.

As of December 31, 2017, the Group classifies its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities.

The classification of the financial instruments upon their initial recognition depends on the purpose and intention of Management for which the financial instruments were acquired and their characteristics.

3.7 De-recognition of financial assets and financial liabilities

3.7.1 Financial assets

A financial asset (or, where applicable a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) Credicorp has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either Credicorp has transferred substantially all the risks and rewards of the asset, or Credicorp has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

3.7.2 Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability. The difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statements of income.

3.8 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

3.9 Impairment of financial assets

As of December 31, 2018, 2019 and 2020, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

•	Financial assets at amortized cost,
•	Debt instruments classified as investments at fair value through other comprehensive income, and
•	Indirect loans that are presented in off-balance accounts.

Financial assets classified or designated at fair value through profit or loss and the equity instruments designated at fair value through other comprehensive income, are not subject to an impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

For further details, refer to Note 3(i) (Significant Accounting Policies: Impairment of financial assets) to the consolidated financial statements.

3.10 Leases

Policy applicable from January 1, 2019

As of December 31, 2019, and 2020, the Group maintains mainly leased premises, used as offices, agencies, servers, and technological platforms, which were registered in accordance with the provisions of IFRS 16 for Leases. This standard state that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

Initial Recognition

The lease contracts are recorded in the consolidated statement of financial position as a right-of-use asset and a lease liability as of the date the leased asset is available for use.

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

Lease payments are discounted using the interest rate implicit in the lease, if that rate could be determined easily, or the incremental interest rate by loans of the lessee, which is the interest rate that the lessee would have to pay for borrowing for a similar term, the funds necessary to obtain an asset of similar value asset by the right-of-use in a similar economic environment with similar terms, guarantees and conditions.

In determining the term of the lease, Management considers all the facts and circumstances that create an economic incentive to exercise the extension option, or not to exercise a termination option. Likewise, the estimation of the extension or termination options will be revalued only if an event or changes in the circumstances occur within the control of the entity that affects said estimate.

Subsequent Recognition

The right-of-use asset is generally depreciated in a straight line during the shortest period of the asset’s useful life and the lease term. If the Group is reasonably certain of exercising a purchase option, the right-of-use asset depreciates over the useful life of the underlying asset.

The Group has chosen to measure the asset at cost less depreciation and accumulated impairment loss, with adjustments for any new measurement of the lease liability. Depreciation is calculated in a straight line within the term of the lease.

The liability will be recorded at its amortized cost, that is, it will be increased to reflect the accrued interest. This is recognized under the section titled “Interest, returns and similar expenses” of the consolidated statement of income. The fees paid will be subtracted.

Likewise, the balance of the liability will be reviewed in the following cases:

- When there is a change in the expected amount to be paid under a residual value guarantee.

- When there is a change in future lease installments to reflect the variation in an index or interest rate.

- When there is a change in the terms of the lease.

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

The accounting treatment of lessors continues with a similar model to that of IAS 17. Thus, lessors continue to distinguish between financial and operating leases.

Policy applicable up to December 31, 2018

As of December 31, 2018, the Group recorded the leases according to the provisions of IAS 17 for leases. According to that standard, the determination of whether an arrangement is, or contains, a lease was based on the substance of the arrangement at the inception date. That is whether the arrangement was lease depended on the use of a specific asset or assets and on whether the arrangement conveys a right to use the asset even if that right was not explicitly specified in an arrangement.

Operating leases

Leases in which a significant portion of the risks and benefits of the asset were held by the lessor were classified as operating leases. The Group had mainly executed operating leases for premises used as offices and agencies of the Group’s subsidiaries.

Payments made under an operating lease were charged as “Administrative expenses” under the consolidated statement of income based on the straight-line method in the lease period.

When an operating lease was terminated before the lease period has expired, any penalty payment to the lessor was recognized as an expense in the period in which termination takes place.

Finance leases

Finance leases were recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan was recognized as unearned interest. Lease income was recognized over the term of the lease agreement using the EIR method, which reflected a constant periodic rate of return.

3.11 Business combination

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination, the Group decides whether to measure the non-controlling interest in the acquire at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expenses and are included as “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquire.

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

The acquisition of a non-controlling interest is recorded directly in net equity, and any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

If a business combination is achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized as profit or loss. There have been no business combinations in 2020.

Combinations of entities under common control

A business combination between entities, or businesses under common control is outside the scope of IFRS 3, because it corresponds to a business combination in which all the entities or businesses that are combined are controlled, ultimately, by the same part or parts, before and after the business combination. In these transactions, the Group recognizes the assets acquired under the interest unification method, whereby the assets and liabilities of the combined companies are reflected at their book values and no goodwill is recognized as a result of the combination.

3.12 Goodwill

Goodwill is the excess of the aggregate of the consideration transferred and the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGUs) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to these units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill and the assets disposed of are included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than it carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

3.13 Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use, and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions, if any, are considered. If this type of transaction cannot be identified, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

3.14 Derivative financial instruments and hedge accounting

Credicorp negotiates derivative financial instruments in order to satisfy clients’ needs. Credicorp may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes. Credicorp also uses derivative instruments to manage exposures to interest rates and foreign currency. In order to manage particular risks, Credicorp applies hedge accounting for transactions which meet the specified criteria. For further details about the accounting policies used for Derivative financial instruments, refer to Note 3(y) (Significant Accounting Policies: Derivative financial instruments and hedge accounting) to the consolidated financial statements.

3.15 Fair value measurement

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

The principal or the most advantageous market must be accessible by the Group. Additionally, the fair value of a liability reflects its non-performance risk.

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

The chosen valuation technique incorporates all of the factors that market participants would consider in pricing a transaction.

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

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics, and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.16 Segment reporting

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s CODM in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments.

3.17 Fiduciary activities, management of funds and pension funds

The Group provides custody, trustee, investment management, and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from the consolidated financial statements, as they are not assets of the Group.

Commissions generated for these activities are included as “Commissions and fees” in the consolidated statement of income.

3.18 Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with original maturities of three months or less, excluding restricted balances.

Cash collateral pledged as a part of repurchase agreements are presented as “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position.

Cash collateral pledged as a part of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position.

(4) Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s LoBs, total external income from the universal banking LoB amounted to 63.6%, 63.5%, and 62.8% of Credicorp’s total external income (which corresponds to total interest and similar income, including income and expenses on commissions and net premiums earned from insurance activities) in 2018, 2019 and 2020, respectively. Therefore, the following historical discussion and analysis is presented principally for the universal banking LoB, except when otherwise indicated, and is based upon information contained in our consolidated financial statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2018, 2019 and 2020 reflects the financial position and results of operations of our subsidiaries. For further details, see “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data.”

4.1 Consolidated contributions

See “Item 4.B Business Overview – (1) Credicorp” for the contribution to the consolidated net profit attributable to our equity holders by each of our principal LoBs and subsidiaries, as well as for the percentage contribution to Credicorp total assets, total revenues, net profit and equity attributable to Credicorp’s equity holders.

4.2 Financial performance

In 2020, we recorded a net profit, after non-controlling interest, of S/346.9 million (compared to S/4,265.3 million in 2019 and S/3,983.9 million in 2018). This represented a decrease of 91.9% as compared to the results in 2019. The decrease was attributable to lower net income in all our LoBs, which stemmed from lower interest rates from government program loans made in response to the economic contraction following COVID-19. In addition, it is important to highlight that other expenses have remained relatively stable in line with the cost-reduction plan. In 2020, ROAE was 1.36% (compared to 17.03% in 2019 and 17.47% in 2018), and ROAA was 0.16% (compared to 2.34% in 2019 and 2.29% in 2018).

    The main factors behind Credicorp’s results were:

•

The growth in total loans, our most profitable asset, of 19.1% in year end balances and of 15.8% in average-daily balances. This increase was led by the participation of BCP Stand-alone and, to a lesser extent, the participation of Mibanco in government-backed programs (Reactiva Peru S/24.3 billion and FAE-Mype S/353.5 million) aimed to provide financial relief and maintain the payment chain between the businesses and individuals in the COVID-19 economic environment. The BCP segments of our portfolio impacted by these programs are the SME-Pyme segment and SME-Business within Retail Banking and the Middle-Market segment within Wholesale Banking. Credicorp’s financial subsidiaries began offering these loans at low interest rates, due to the BCRP granting funds through repurchase credit agreements that were guaranteed by the government and collateralized by securities.

•

The cost of risk grew by 270 basis points to reach 4.30%. The increase was due primarily to (i) forward-looking provisions, associated with the expectations of recession in the region’s economies, and (ii) the reduction in our client’s payment capacities, which have been highly impacted by the pandemic. Higher provisions were mainly registered in the Retail Portfolio, particularly in the Credit Card and Consumer segments, and in Mibanco, in line with the higher probability of default of its clients. The credit quality ratios are explained below in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (5) Financial Position – 5.1 Total Assets – Portfolio quality”.

•

Net interest income fell by 5.7% as compared to 2019. This was mainly driven by a decrease in interest income on loans, which was attributable to high inflows of low interest government loans and to a decrease in the interest rates. The decrease in interest income on loans was fueled by the impact on interest income of financial relief measures offered to clients at zero cost. These factors combined with a less profitable asset mix led NIM to register at 4.32% in 2020, 110 basis points lower than the level registered in 2019.

•

Non-interest income decreased by 10.0% as compared to 2019. This was driven mainly by (i) a contraction in fee income (9.9%) as a result of fee exemptions offered to clients from March to September to help mitigate the effects of the most critical months of the pandemic; and, (ii) to a lesser extent, a decrease in Net gain on foreign exchange transactions (16.8%) stemming from lower transactionality during government lockdowns.

•

Total insurance underwriting results (net earned premiums less claims and acquisition cost) decreased by 27.9% as compared to 2019 as a result of higher net claims levels in the life insurance business and, IBNR provisions for excess mortality related to the COVID-19 pandemic, which was attenuated by the decrease in net claims in the P&C business as a result of confinement and social distancing measures.

•	Total other expenses increased 7.9%, mainly due to COVID-19 related expenses.
•	The efficiency ratio decreased by 261 basis points to register at 45.09% primarily due to a contraction in net interest income and fee income in a pandemic context.

Main ratios

	2018	2019	2020	2019 – 2018	2020 – 2019
ROAE (1)	17.47%	17.03%	1.36%	(44)	(1,567)
ROAA (2)	2.29%	2.34%	0.16%	5	(218)
NIM (3)	5.30%	5.42%	4.32%	12	(110)
Funding cost (4)	2.25%	2.36%	1.79%	11	(57)
Cost of risk (5)	1.38%	1.60%	4.30%	22	270
Loan to deposit (6)	105.94%	103.22%	96.69%	(272)	(653)
Internal overdue ratio (7)	2.82%	2.86%	3.40%	4	54
Non-performing loan ratio (8)	3.97%	3.88%	4.62%	(9)	74
Coverage of Internal overdue loans (9)	158.75%	155.04%	211.26%	(371)	5,622
Coverage on Non-performing loan (10)	112.53%	114.09%	155.76%	156	4,167
Operating efficiency (11)	43.82%	42.48%	45.09%	(134)	261

(1) Net profit attributable to Credicorp / Average* equity before non-controlling interest.
(2) Net profit attributable to Credicorp / Average* assets.
(3) NIM / Average* interest earning assets.
(4) Interest expense / Average* total funding. Figures differ from the previously reported due to the implementation of IFRS 16.
(5) Provisions for loan losses, net of recoveries / Total loans.
(6) Total loans, net of unearned income / Total deposits and obligations.
(7) Internal overdue loans / Total loans. For the definition of Internal overdue loans see “ITEM 3. KEY INFORMATION – 3. A Selected financial data, Note (14).”
(8) Non-performing loans / Total loans. Non-performing loans = Internal Overdue Loans + Refinanced Loans + Restructured Loans
(9) Allowance for loan losses / Internal overdue loans.
(10) Allowance for loan losses / Non-performing loans.
(11) (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest income + Commissions and fees + Net gain from exchange differences + Net gain in associates + Net premiums earned + Net gain on foreign exchange transactions + Net loss(gains) on financial assets designated at fair value through profit or loss + Net gain on derivatives held for trading + Net loss from exchange differences). Acquisition cost includes net fees, underwriting expenses and underwriting income.
* Averagesare determined as the average of period-beginning and period-ending balances.

For more details, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (4) Historical Discussion and Analysis – 4.3 Results of Operations for the Three Years Ended December 31, 2018, 2019 and 2020.”

4.3 Results of operations for the three years ending on December 31, 2018, 2019 and 2020

The following table sets forth, for the years 2018, 2019 and 2020, the principal components of our net profit:

	Year ended December 31,
	2018	2019 (1)	2020
	(in thousands of Soles)
Interest and similar income	11,522,634	12,381,664	11,547,648
Interest and similar expenses	(3,033,529)	(3,289,913)	(2,976,306)
Net interest, similar income and expenses	8,489,105	9,091,751	8,571,342
Provision for credit losses on loan portfolio	(1,814,898)	(2,100,091)	(6,080,289)
Recoveries of written-off loans	283,190	254,155	159,781
Provision for credit losses on loan portfolio, net of recoveries	(1,531,708)	(1,845,936)	(5,920,508)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	6,957,397	7,245,815	2,650,834
Total non-interest income	4,410,806	4,897,769	4,406,217
Total insurance underwriting results	468,973	496,977	358,133
Total other expenses	(6,244,962)	(6,665,048)	(7,191,023)
Profit before income tax	5,592,214	5,975,513	224,161
Income tax	(1,520,909)	(1,623,182)	109,977
Net profit	4,071,305	4,352,331	334,138
Net profit attributable to:
Credicorp’s equity holders	3,983,865	4,265,304	346,894
Non-controlling interest	87,440	87,027	(12,756)

(1)	Bancompatir is consolidated within the Microfinance line of business as of December 2019.

The net profit attributable to our equity holders for 2020 reflected a decrease of 91.9%, as compared to 2019. This result was primarily due to (i) an 189.5% increase in our provision for credit losses on loan portfolio, as compared to 2019, stemming from the new macroeconomic projections affected by the COVID-19, (ii) lower net interest, similar income and expenses (contraction of 5.7%, as compared to 2019) attributable to lower rate loans from government programs, and (iii) lower total non-interest income as a result of a decrease in fee income (attributable to waivers offered to the clients), as well as a decrease in net gain on foreign exchange transactions.

In 2019, the net profit attributable to our equity holders increased by 7.1%, as compared to 2018. This result was primarily due to (i) higher net interest income (growth of 7.1%, as compared to 2018) in line with growth in total loans (ii) higher total non-interest income as a result of an increase in net gain on securities (attributable to bond sales at ASB and BCP Stand-alone in the first half of 2019); and (iii) higher commission and fees.

For more detail about our main financial indicators, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating Results – (4) Historical Discussion and Analysis – 4.2 Financial performance – 4.3.1 Net interest, similar income and expenses.”

4.3.1     Net Interest, similar income and expenses

The following table sets forth the components of net interest, similar income and expenses:

	Year ended December 31,
	2018	2019	2020
	(in thousands of Soles)
Interest and similar income:
Interest on loans	10,041,097	10,664,519	10,027,834
Interest on investments at fair value through other comprehensive income	954,288	1,070,469	1,097,952
Interest on investments at amortized cost	211,102	194,803	226,516
Interest on due from banks	159,381	320,713	74,813
Interest on investments at fair value through profit or loss	87,409	46,170	47,696
Dividends received	24,390	25,259	25,603
Other interest and similar income	44,967	59,731	47,234
Total interest income	11,522,634	12,381,664	11,547,648

Interest and similar expenses:
Interest on deposits and obligations	(1,202,025)	(1,458,910)	(1,188,335)
Interest on bonds and notes issued	(911,006)	(900,172)	(883,913)
Interest on due to banks and correspondents	(623,001)	(590,908)	(557,141)
Deposit Insurance Fund	(140,184)	(151,626)	(183,132)
Interest on lease liabilities	—	(36,484)	(32,295)
Other interest and similar expense	(157,313)	(151,813)	(131,490)
Total interest expense	(3,033,529)	(3,289,913)	(2,976,306)
Net interest, similar income and expenses	8,489,105	9,091,751	8,571,342

Net interest income fell by 5.7%, as compared to 2019. This was a result of a contraction in interest income, which was partially mitigated by a reduction in interest expenses.

Interest and similar income fell by 6.7% in 2020, as compared to 2019, after increasing by 7.5% in 2019, as compared to 2018. The decline in 2020 was mainly due to a 6% contraction of interest income on loans, which primarily stemmed from a less profitable portfolio affected by lower market rates, government programs with negligible yields, and the relief measures we gave to our clients across Peru, Bolivia and Colombia. Also, the contraction of interest and similar income was a result of the decrease of interest on deposits in other banks (76.7%, S/246 million) stemming from a reduction in the remuneration rate for legal reserves and the consequent decline in voluntary reserves.

The average balance of our foreign currency denominated loan portfolio increased by 4.8% to S/45,916.1 million in 2020, as compared to S/43,818.6 million in 2019, which was an 3.1% increase compared to S/42,514.3 million in 2018. The average balance of the Sol-denominated loan portfolio increased by 25.3% to S/84,042.9 million in 2020, compared to S/67,091.2 million in 2019, which was a 9.0% increase from S/61,525.1 million in 2018. Unlike in previous years, the growth of loans is primarily due to the credits from the Reactiva Peru program and Effective Credits disbursed between the months of May to December 2020. For further details, see Note 7 to the consolidated financial statements.

The average nominal interest rates earned on loans decreased from 9.7% in 2018 to 9.6% in 2019 and to 7.7% in 2020. The average nominal interest rate for foreign currency-denominated loans increased from 5.3% in 2018 to 5.6% in 2019 and decreased to 5.1% in 2020. Average nominal interest rates for Sol-denominated loans decreased from 12.6% in 2018 to 12.3% in 2019 and to 9.2% in 2020.

Interest and similar expenses decreased by 9.5% in 2020 to S/2,976.3 million, compared to an interest expense in 2019 of S/3,289.9 million, which was an 8.5% increase compared to an interest expense in 2018 of S/3,033.5 million. The 2020 reduction was primarily due to a decrease in interest on deposits, which was explained by the following:

•	Deposit mix consisting of a significant growth of low-cost deposits and a contraction in the most expensive deposits type, which led to a subsequent decrease in interest expenses.

•	Context marked by low-cost funding due to the inflow of government relief funds.

•	Rates following a downward trend during the economic contraction due to the pandemic.

Average interest-bearing foreign currency denominated deposits increased in 2020 by 14.8% to S/61.1 billion from S/53.2 billion in 2019. This followed a 1.2% increase in 2019 from S/52.6 billion in 2018. Our average interest-bearing Sol-denominated deposits increased by 27.5% in 2020 to S/68.3 billion from S/53.6 billion in 2019 and increased by 14.1% in 2019 from S/47.0 billion in 2018.

Average nominal interest rates paid on foreign currency-denominated deposits was 0.9%, 1.1%, and 0.9% in 2018, 2019 and 2020, respectively. Average nominal interest paid on Sol-denominated deposits increased from 1.8% in 2018 to 1.9% in 2019 and increased to 1.2% in 2020. NIM (net interest income divided by average interest-earning assets) was 4.27% in 2020, 5.54% in 2019 and 5.50% in 2018. For more detail, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information”.

4.3.2 Provisions for loan losses

The following tables set forth the changes in our allowance for loan losses:

	Year ended December 31,
	2018	2019 (1)	2020
	(in thousands of Soles)
Provision for credit losses on loan portfolio	(1,814,898)	(2,100,091)	(6,080,289)
Recoveries of written-off loans	283,190	254,155	159,781
Provision for credit losses on loan portfolio, net of recoveries	(1,531,708)	(1,845,936)	(5,920,508)

(1)	Mibanco Colombia (before Bancompatir) is consolidated within the Microfinance line of business as of December 2019.
198

Provisions for credit losses on loan portfolio, net of recoveries increased by 220.7% in 2020 to S/5,920.5 million as compared to S/1,845.9 million in 2019 and to S/1,531.7 million in 2018. The increase reflects the higher provisions across Credicorp’s banking businesses, specifically in BCP Stand-alone and Mibanco. This was mainly due to the increase of provisions in:

•	Retail Banking: Provisions grew particularly in the Credit Card, Consumer and SME-Pyme segments, mainly due to (i) forward-looking provisions, related to the expected decline in economic activity and its subsequent effect in payment capacities, (ii) the incorporation into Stage 3 of clients who had two facilities and arrears in excess of 30 days, (iii) an increase in entries in default, and (iv) adjustments to the Bottom-Up and LGD models.

•	Wholesale Banking: Higher levels of provisions were driven by a decline in the debt service capacity of a number of clients in the airline, tourism, transportation and energy sectors, which have been highly affected by the pandemic.

•	Mibanco: Changes in macroeconomic expectations and methodological adjustments to the expected loss models translated to provisions growth. In addition, adjustments to the Bottom-Up and LGD models were made.

•	BCP Bolivia: Provision for loan loss expenses increased to S/245.3 million in 2020, as compared to S/60.7 million in 2019. Growth was mainly attributable to methodological adjustments to our models, due to COVID-19, and to economic and political uncertainty.

Total recoveries of written-off loans reached S/ 159.8 in 2020, as compared to S/254.2 million in 2019, constituting a 37.1% decrease. This significant drop is attributable to Peruvian regulatory requirements, which dictated that clients could not be classified as a situation of loss (due to days delinquent) – and its subsequent progression to write-offs – from the second to third quarter of 2020.

4.3.3 Non-Interest Income

The following table reflects the components of our non-interest income:

	Year ended December 31,
	2018	2019 (1)	2020
	(in thousands of Soles)
Commissions and fees	3,126,857	3,232,781	2,912,778
Net gain on foreign exchange transactions	737,954	748,382	622,783
Net gains on securities	242,829	546,814	523,082
Net gains on derivatives held for trading	13,262	6,043	40,789
Net gain from exchange difference	16,022	19,520	19,804
Other	273,882	344,229	286,981
Total non-interest income	4,410,806	4,897,769	4,406,217

(1)	Bancompatir is consolidated within the Microfinance line of business as of December 2019
199

The non-interest income, without including net premiums earned, decreased by 10.0% to S/4,406.2 million in 2020 compared S/4,897.8 million in 2019 which increase 11% from S/4,410.8 million in 2018. The reduction in 2020 was primarily driven by the contraction in commission and fees, as well as net gain on foreign exchange transactions.

Commissions and fees decreased by 9.9% to S/2,912.8 million in 2020 as compared to S/3,232.8 million in 2019, which was a 3.4% increase from S/3,126.9 million in 2018. The contraction in commissions and fees from 2019 to 2020 was primarily due to the fee exceptions offered to clients at BCP Stand-alone and Mibanco from March to September as part of our support to clients during the COVID-19 pandemic.

Net gains on foreign exchange transactions contracted by 16.8% to S/622.8 million in 2020 as compared to S/748.4 million in 2019, which was an increase of 1.4% from S/738.0 million in 2018. Reduction in gains was a result of lower transactionality in the context of decreased economic activity during government imposed lockdowns. This primarily affected BCP Stand-alone.

4.3.4 Insurance Premiums and Claims on Insurance Activities

The following table reflects the earned premiums and claims incurred in connection with our insurance activities:

	Year ended December 31,
	2018	2019	2020
	(in thousands of Soles)
Gross written premiums	3,361,204	3,606,774	3,641,917
Technical reserve adjustment	(748,142)	(747,035)	(781,460)
Gross written premiums after adjustments	2,613,062	2,859,739	2,860,457
Premiums ceded to reinsurers, net	(497,646)	(559,160)	(548,024)
Results of assets designated at fair value through profit or loss	(53,935)	93,664	115,627
Net premiums earned	2,061,481	2,394,243	2,428,060
Net claims incurred for life insurance	(636,867)	(901,239)	(1,244,771)
Net claims incurred for general insurance	(277,931)	(315,381)	(194,739)
Net claims incurred for health insurance	(297,400)	(314,798)	(268,603)
Acquisition cost	(380,310)	(365,848)	(361,814)
Total net premiums and claims	468,973	496,977	358,133

For further details, please see Notes 25 and 26 to the consolidated financial statements.

4.3.5 Other Expenses

The following table reflects the components of our expenses:

	Year ended December 31,
	2018	2019 (1) (2)	2020
	(in thousands of Soles)
Salaries and employee benefits	3,219,875	3,411,023	3,312,954
Administrative expenses	2,317,829	2,361,117	2,386,108
Depreciation and amortization	429,122	455,033	497,910
Depreciation for right-of-use assets	-	169,406	172,005
Impairment loss on goodwill	38,189	-	63,978
Other	239,947	268,469	758,068
Total other expenses	6,244,962	6,665,048	7,191,023

(1)	Bancompatir is consolidated within the Microfinance line of business as of December 2019

(2)	IFRS16 was implemented during 2019

Salaries and employee benefits decreased by 2.9% to S/3,313.0 million as compared to S/3,411.0 million in 2019, which was a 5.9% increase from S/3,219.9 million in 2018. This mainly due to the lower expenses registered at BCP Stand-alone and Mibanco. In both cases, this was in line with the cost-savings strategy implemented. In this context, both hiring, and promotion were put on hold and some variable compensation schemes were frozen. This strategy was implemented to manage the impact generated by the COVID-19 pandemic. However administrative expenses expanded 10.58% given the investment in IT and cybersecurity.

In 2019, after the implementation of IFRS 16, the expenses for leasing, which were formerly included in administrative expenses, were classified and included in depreciation for right-of-use assets. When we analyze administrative expenses alongside depreciation and amortization, we see that the increase is mainly attributable to an uptick in consultancy and marketing services expenses.

4.3.6 Exchange difference

The exchange difference reflects exposure to appreciation of net monetary positions in foreign currencies, principally US Dollars, in 2020, 2019 and 2018, to Peruvian Soles. We recorded a gain on exchange difference of S/19.8 million, S/19.5 million and S/16.0 million, respectively.

Credicorp manages foreign exchange risk by monitoring and controlling the position values due to changes in exchange rates. We measure our performance in Soles (since 2014, when we changed our functional currency from US Dollars) such that if the net foreign exchange position (mainly US Dollar) is an asset, any depreciation of Soles with respect to the relevant foreign currency would positively affect Credicorp’s consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statements of income.

As of December 31, 2018, 2019 and 2020, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). For further details, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – (13) Foreign Currency Exchange Rate Risk”.

4.3.7 Income Taxes

We are not subject to income taxes, taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Peru

Our Peruvian subsidiaries, including BCP Stand-alone, are subject to corporate taxation on income under Peruvian Tax Law. At December 31, 2019 and 2020, the Peruvian statutory income tax rate was 29.5% on taxable profit after calculating the workers’ profit sharing, which is determined using a 5.0% rate.

An additional 5.0% withholding tax is applied to dividends, which we register as income tax based on the liquid amount received from BCP Stand-alone, Grupo Credito and Pacifico Seguros. Through Legislative Decree No. 1261, published on December 11, 2016, the withholding tax on dividends for the profits generated was increased according to the following terms:

Rate for the profits generated in the years	%
Until 2014	4.1
2015 and 2016	6.8
From 2017 onward	5.0

Peruvian tax legislation is applicable to legal entities established in Peru, and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets.

Through Legislative Decree No. 1471 issued under Law No. 31011, a rule that delegated various legislative powers to the Executive Branch and is in force as of April 30, 2020, taxpayers who generate business income may, as an alternative to the procedure described in Article 85° of the Income Tax Law, choose to modify or suspend their payments on account for the months of April, May, June and/or July of the 2020 taxable year in order to assist with the economic reactivation as a result of the COVID-19 pandemic.

As a procedure, it was established that the net income obtained in each month of 2020 should be compared with those obtained in the same month of 2019. Thus, the following scenarios could occur:

- If the net income decreases by more than 30%, the suspension is applied.

- If the net income decreases up to 30%, it will be multiplied by a factor of 0.5846.

BCP Stand-alone accepted the modification of the coefficient of the payment on account for the months of April, May and July of 2020 due to the decrease in its net income compared to the previous year, by 8.17%, 23.97%, and 15.19%, respectively.

Likewise, Mibanco accepted the modification of the coefficient of payment on account for the months of May, June and July 2020 due to the decrease in its net income compared to the previous year, by 11.57%, 8.73%, and 21.95%, respectively.

Bolivia

The Bolivian statutory income tax rate is 25%. Financial entities face an additional rate if the return on equity (ROE) exceeds 6.0%. In that case, an additional 25% must be considered, with which the rate becomes 50%.

Chile

In the case of Chile, there are two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all of its subsidiaries are under a partially integrated regime, under which the tax rate for domiciled legal entities was 27% for the years 2019 and 2018. On the other hand, individuals or legal entities not domiciled in Chile are subject an “additional income tax” the rates of which are between 4% and 35%, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

Credicorp Capital Holding Chile, like all its subsidiaries, is taxed under the general tax regime, whose income tax rate for domiciled legal entities remains at 27% percent as of December 31, 2020 and for future periods.

Colombia

In the case of Colombia, the income tax rate for 2018 was 33% plus a surcharge of 4% for all entities in the country whose taxable income is less than US$800 million COP. In 2019, under the “Financing Law” N° 1943, dated December 28, 2018, the 33% income tax rate was established for all entities without surcharge. As of 2020, under a law dated December 27, 2019, the tax rates are as follows:

Taxable year	Rate (%)	Additional rate (surcharge) (%) (*)
2020	32	4
2021	31	3
2022	30	3
As of 2023	30	-

(*) The additional rate (surcharge) will be applicable only to financial entities, that in the corresponding taxable year have a taxable income equal or greater than 120,000 Tax Value Unit (UVT by its Spanish initials), which as of December 31, 2020 is equivalent to a total of S/4.5 million; in that sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Mibanco - Banco de la Microempresa de Colombia (before Banco Compartir) must pay the income tax taking into account the aforementioned.

Cayman Islands and Panama

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2018, 2019 and 2020, no taxable income was generated from their operations in the United States of America.

In 2020 there was income tax profit of S/110.0 million, unlike in 2019 and 2018, which had an income tax expense of S/1,623.2 million and S/1,520.9 million, respectively. The income tax profit in 2020 is mainly due to the increase of the provision for credit losses on loan portfolio due to the methodological adjustments in the internal credit risk models made during 2020. For further details, see Notes 7(c) and 34.1 to the consolidated financial statements.

(5) Financial Position

5.1 Total Assets

The following table shows changes to the principal assets of Credicorp from 2018 through 2020:

	2018	2019	2020	2019-2020	2018-2019
	(in millions of Soles)			% Change	% Change
Cash and due from banks	22,169	25,987	36,753	41.4	17.2
Cash collateral, reverse repurchase agreements and securities borrowings	4,083	4,289	2,394	(44.2)	5.0
Investments:
At fair value through profit or loss	3,512	3,851	6,467	67.9	9.7
At fair value through other comprehensive income	25,196	26,203	43,744	66.9	4.0
Amortized cost	4,155	3,477	4,962	42.7	(16.3)
Net loans	105,807	110,486	127,761	15.6	4.4
Other assets (1)	12,341	13,566	15,325	13.0	9.9
Total assets	177,263	187,859	237,406	26.4	6.0

 (1) Includes financial assets designated at fair value through profit and loss, premiums and other policies receivable, accounts receivable from reinsurers and coinsurers, property, furniture and equipment, due from customers on acceptances, intangible assets and goodwill, and other assets. Also include the payment in favor of Latam Airlines Group S.A. Sucursal Peru for US$165.1 million (equivalent in soles to S/597.9 million) on account of Latam Pass Miles that the Bank must acquire from January 2020. This payment is part of the contract signed with Latam in 2019 and can be amortized until 2024 when these miles are granted to our clients as part of our Loyalty Program.  This advance made is being applied with the miles awarded to our clients for the use of Latam Pass credit cards. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

As of December 31, 2020, Credicorp had total assets of S/237.4 billion, an increase of 26.4% as compared to the total assets of S/187.9 billion in 2019. In 2018, total assets were S/177.3 billion.

As of December 31, 2020, our total loans, which correspond to direct loans including accrued interest and excluding unearned interest, were S/137.7 billion, which represented 58.0% of total assets. Loans net of allowance for loan losses totaled S/127.8 billion. As of December 31, 2019, total loans totaled S/115.6 billion representing 61.5% total assets and net of allowance for loan losses totaled S/110,485.7 million. As of December 31, 2018, our total loans totaled S/110,759.4 million, representing 62.5% of total assets, and net of allowance for loan losses totaled S/105,807.0 million. From December 31, 2019 to December 31, 2020 our total loans and loans net of allowance for loan losses increased by 15.6%.

Our total deposits with the BCRP increased to S/26,003.4 million as of December 31, 2020 from S/18,367.7 million in December 31, 2019 and from S/13,206.9 million in 2018. As of December 31, 2020, 2019 and 2018, our securities holdings include investments at fair value through profit or loss, investments at fair value through other comprehensive income and amortized cost, which amount to S/55,173.7 million, S/33,530.5 million and S/32,863.1 million, respectively.

•	Loan evolution

The increase of 19.1% of Credicorp’s total loans from 2019 to 2020 was a result of the participation of BCP Stand-alone and, to a lesser extent, the participation of Mibanco in government-backed programs (Reactiva Peru S/24.3 billion and FAE-Mype S/353.5 million)) aimed at providing financial relief and maintaining the payment chain between businesses and individual in the COVID-19 economic environment.

	2018	2019	2020	2019 - 2018	2020- 2019	2020 - %		2019 - %
Total year-end balances	(in millions of Soles)			% Change		Local Currency	Foreign Currency (1)	Local Currency	Foreign Currency (1)
BCP Stand-alone (2)	92,377	95,549	113,465	3.4	18.8	71.4	28.6	64.6	35.4
Mibanco	10,048	10,728	12,929	6.8	20.5	99.6	0.4	99.5	0.5
Bolivia	7,251	7,620	8,838	5.1	16.0	-	100.0	-	100.0
ASB	2,504	2,437	2,710	(2.7)	11.2	-	100.0	-	100.0
Others (3)	(1,421)	(724)	(282)	N/A	N/A	N/A	N/A	N/A	N/A
Total loans	110,759	115,610	137,660	4.4	19.1	67.5	32.5	61.3	38.7

(1)	Includes mainly US dollar currency and other foreign currencies (BOB, COP and CLP).

(2)	Includes BCP Panama, BCP Miami, do not include the loan of BCP to Credicorp for the sale of Banco de Credito e Inversiones de Chile shares.

(3)	Includes other banking and elimination for consolidation.

In 2020, growth in loans was primarily attributable to the increase in the loan portfolio of BCP Stand-alone, whose loan book grew by 17.1% in average daily balances due to expansion in the local currency portfolio due to government programs. The variation in the BCP Stand-alone loan portfolio in average daily balances was, in order of magnitude, due to:

•	Retail Banking was the largest contributor to total growth, led by SME-Pyme (increase of S/4,636 million, or 47.5% in average daily balances) and SME-Business (increase of S/2,987 million, or 54.4% in average daily balances), both of which received large inflows of loans from Reactiva Peru. Other segments that contributed to expansion in this portfolio were the Mortgage segment (increase of S/1,139 million, or 7.2% in average daily balances) and Consumer (segment increase of S/1,061 million, or 13.1% in average daily balances).
205

•	Wholesale Banking, which include Middle Market and Corporate Banking segments, also contributed to total growth. Middle Market Banking grew S/3,631 million or 20.0% in average daily balances. This increase was primarily due to disbursements through Reactiva Peru. Corporate Banking, in turn, grew S/2,631 million or 9.3% in average daily balances, driven by an increase in low-cost disbursements at the beginning of the pandemic in a context of attractive rates that businesses seeking to safeguard liquidity in the face of uncertainty. Expansion in these segments was also attributable, although to a lesser extent, to the exchange rate effect generated by the appreciation in the US Dollar.

Growth in the total portfolio was also due to the increase in Mibanco’s portfolio of 13.4% in average daily balances with respect to 2019, which was primarily associated with loans from the government relief programs of Reactiva Peru and FAE-Mype. These programs began in May and picked up between July and September with the roll out of phase 2 of Reactiva Peru, which reached a larger number of clients in the microfinance segment.

BCP Bolivia performed positively and was up 9.1% in average daily balances. The growth was led by the Wholesale Banking portfolio and the Mortgage segment in Retail Banking.

Lastly, ASB loans accounted for 1.9% of Credicorp’s total loan portfolio and continued losing participation compared with the 2.2% registered in 2019. It is important to note that ASB bank’s main business is in asset and wealth management.

The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:

Local currency	2018	2019	2020	2019 - 2018	2020 - 2019
year-end balances	(in millions of Soles)			% Change
BCP Stand-alone	56,921	61,748	81,036	8.5	31.2
Mibanco	9,964	10,671	12,881	7.1	20.7

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:

Foreign currency	2018	2019	2020	2019 – 2018	2020 – 2019
year-end balances	(in millions of US Dollars)			% Change
BCP Stand-alone	10,512	10,199	8,956	(3.0)	(12.2)
Mibanco	25	17	13	(32.0)	(23.5)
Bolivia	2,150	2,299	2,441	6.9	6.2
ASB	742	735	748	(0.9)	1.8
206

The following table shows the composition of Credicorp’s loan portfolio, measured in average daily balances.

	2018	2019	2020	2019 – 2018	2020 – 2019
	(in millions of Soles)			% Change	% Change
BCP Stand-alone	85,045	90,936	106,514	6.9%	17.1%
Wholesale Banking	45,000	46,266	52,527	2.8%	13.5%
Corporate*	28,037	28,155	30,786	0.4%	9.3%
Middle-Market*	16,963	18,111	21,741	6.8%	20.0%
Retail Banking	40,045	44,670	53,987	11.5%	20.9%
SME-Business*	5,332	5,487	8,474	2.9%	54.4%
SME-Pyme	8,903	9,754	14,390	9.6%	47.5%
Mortgage*	13,977	15,831	16,969	13.3%	7.2%
Consumer	7,218	8,105	9,166	12.3%	13.1%
Credit card	4,615	5,493	4,988	19.0%	-9.2%
Mibanco	9,567	10,080	11,431	5.4%	13.4%
BCP Bolivia	6,712	7,334	8,002	9.3%	9.1%
ASB	2,596	2,452	2,397	(5.6%)	-2.2%
Total loans	103,920	110,802	128,344	6.6%	15.8%

* Please be advised that starting on 2018 we have split the “Others” category into the Corporate, Middle-market, SME- Business and Mortgage segments.

•	Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 3.40% at the end of 2020, 54 basis points higher than the 2.86% ratio recorded at the end of 2019 (2.81% at the end of 2018). The reported increase over the last year reflects the higher pace of growth in internal overdue loans balances compared to the growth of the total portfolio, as the pandemic hit clients’ payment capacities. The Non-performing loan ratio increased by 74 basis points from 3.88% in 2019 to 4.62% in 2020. This was mainly due to growth of overdue and refinanced loans, which was primarily attributable to the deterioration in client debt service capacities after grace periods expired and new facilities offered to clients.

It is worth mentioning that Credicorp implemented various measures, including providing grace periods and loan freezing to attenuate the reduced payment capacities of clients as well as reprogramming to attenuate clients’ liquidity problems and avoid default, especially for those clients who were up-to-date in their payments as of February 15. As a result, the delinquency ratios began to reflect the real deterioration of client debt capacities at the end of the year, once facilities expired. Likewise, delinquency ratios for the Wholesale, SME-Business and SME-Pyme segments in BCP Stand-alone and Mibanco are distorted due to the Reactiva Peru and FAE-Mype loans.

The most vulnerable segments in the context of COVID-19 were situated in Retail Banking and Mibanco. In the case of Retail Banking, the composition of the portfolio by payment situation at the end of 2020 was as follows: 20% of the portfolio, excluding Reactiva loans and past due over 90 days, was reprogrammed and up-to-date; 74% had no reprogramming and was up-to-date; and 6% was overdue. At Mibanco, the composition of the portfolio was as follows: 45% of the portfolio, excluding Reactiva loans and past due over 90 days, was reprogrammed and up-to-date; 49% had no reprogramming and was up-to-date; and 6% was overdue. If we include total reprogrammed loans for the portfolios from Wholesale Banking, BCP Bolivia and Mibanco Colombia, the level of reprogrammed loans at the Credicorp level represents approximately 15% of total loans. Reprogramming facilities have helped attenuate deterioration at the portfolio level.

It is important to keep in mind that traditional delinquency ratios such as internal overdue loan and non-performing loan ratios continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which may take several years to culminate.

An analysis of the internal overdue ratio by business segment shows that:

•	Wholesale Banking declined mainly due to specific Corporate Banking clients (1.03% for the internal overdue loan ratio in 2020 and 0.38% in 2019). As of December 2020, the internal overdue loan portfolio was mainly composed of clients from the transportation and energy sectors, which were highly affected by the COVID-19 pandemic. This increase, which outpaced total loan growth, reflects the impact on client debt service capacities. Additionally, some clients with refinanced loans began to register an increase in the number of days of being delinquent, which meant that these loans had to be shifted to the internal overdue loan portfolio.

•	The delinquency ratio in the SME-Business segment decreased by 260 basis points in 2020 (3.62% and 6.22% in 2020 and 2019 respectively). This was primarily due to growth in total loans, as S/6.2 billion government program loans were granted. Excluding these loans, the internal overdue loan portfolio shows a decline in the debt service capacity of a small number of clients.

•	The SME-Pyme segment reported a significant improvement of 417 basis points in its internal overdue loan ratio, which registered at 6.71% versus 10.88% in 2019. This was primarily due to growth in total loans, as S/9.1 billion government program loans were granted. Excluding these loans, the internal overdue loan ratio decreases due to clients that received facilities but were unable to meet payment obligations once the grace periods expired.

•	The delinquency level grew in the Mortgage segment, after grace periods on loans extended earlier during the pandemic expired. Likewise, the increase is affected by the higher origination of MiVivienda loans, as a result of the strategy of entering slightly riskier segments to maximize the portfolio’s profitability. In 2020, the ratio registered at 2.94% versus 2.58% in 2019.
208

•	The delinquency level in the Consumer sector registered a decline from 1.66% in 2019 to 4.30% in 2020. This was primarily driven by an expansion in the internal overdue loan portfolio, which outpaced total loans growth. Internal overdue loan grew after clients were unable to pay their obligations upon the expiration of grace periods, as this segment was severely impacted by the COVID-19 pandemic.

•	The Credit cards segment registered an increase of 605 basis points in its delinquency ratio, which registered at 10.20% in 2020 versus 4.15% in 2019. This can be attributed to the increase in indebtedness per person in the Peruvian financial system.

•	Mibanco showed an increase in the delinquent portfolio index, in line with the decrease in write-offs in 2020 compared to 2019. The internal overdue loan ratio increased by 173 basis points, from 5.33% in 2019 to 7.06% in 2020.

•	BCP Bolivia’s internal overdue ratio improved by 74 basis points, from 1.75% in 2019 to 1.01% in 2020, in line with the Bolivian government mandate to facilitate automatic loan reprogramming to clients.

The coverage ratio increased from 155.04% in 2019 to 211.26% at the end of 2020. This was mainly due to the increased allowance for loan losses during the year at BCP Stand-alone and Mibanco.

5.2 Total Liabilities

	2018	2019	2020	2020 - 2019	2019 - 2018
	in millions of Soles			% Change
Time deposits	30,427	32,854	28,121	(14.4)	8.0
Demand deposits	32,515	34,213	54,530	59.4	5.2
Saving deposits	32,594	35,180	50,069	42.3	7.9
Severance indemnity deposits	7,571	7,897	7,737	(2.0)	4.3
Bank’s negotiable certificates	877	1,180	1,203	1.9	34.5
Interest payable	567	681	705	3.5	20.1
Total deposits	104,551	112,005	142,365	27.1	7.1

Payables from to repurchase agreements and security lending	9,415	7,678	27,924	263.7	(18.4)
Due to banks and correspondents	8,448	8,842	5,978	(32.4)	4.7
Bonds and notes issued	15,458	14,946	16,320	9.2	(3.3)
Other liabilities (1)	15,125	17,642	19,374	9.8	16.6
Total liabilities	152,997	161,113	211,961	31.6	5.3

(1)	Includes banker’s acceptances outstanding, accounts payable to reinsurers, lease liabilities, financial liabilities at fair value through profit or loss, technical reserves for insurance claims and premiums, deferred tax liabilities, net, and other liabilities.

As of December 31, 2020, we had total liabilities of S/212.0 billion, a 31.6% increase from S/161.1 billion as of December 31, 2019, which was a 5.3% increase as compared to S/153.0 billion in 2018.

As of December 31, 2020, we had total deposits of S/142.4 billion, a 27.1% increase from S/112.0 billion on December 31, 2019, which was a 7.1% increase compared to S/104.6 billion in 2018. The increase in 2020 was driven by growth in savings and demand deposits, particularly non-interest bearing deposits as a consequence of the measures taken by the government, which gave retail banking a platform to capture deposits and allowed clients in the wholesale banking, business and SME clients to benefit from the Reactiva Peru and FAE-Mype loans, which were subsequently deposited in accounts at BCP Stand-alone and Mibanco.

According to the SBS, as of December 31, 2020, Credicorp accounted for 42.0% of total savings deposits, 41.1% of total demand deposits, 26.5% of total time deposits, and 38.2% of total deposits in the Peruvian banking system, the highest of any Peruvian bank in all these types of deposits. In addition, as of December 31, 2020, we were in possession of 46.8% of the entire Peruvian banking system’s severance indemnity deposits. We have traditionally attracted a high percentage of the savings, demand and time deposits market because of our reputation as a sound institution, our extensive branch network and the quality of our service.

As of December 31, 2020, our payables from repurchase agreements and security lending were S/27.9 billion, a 263.7% increase from S/7.7 billion as of December 31, 2019, which was a 18.4% decrease compared to S/9.4 billion in 2018. During 2020, BCRP instruments witnessed a significant growth given the liquidity facilities offered by the Peruvian government for loan disbursements under the Reactiva and FAE-Mype programs.

As of December 31, 2020, our total bonds and notes issued were S/16.3 billion, a 9.2% increase from S/15.0 billion as of December 31, 2019, which was a 3.3% decrease as compared to S/15.5 billion in 2018. The increase in 2020 was attributable to a corporate bond issuance in June at Credicorp Ltd. This transaction was the first public debt offering at the financial holding level, which experienced high demand from international investors. This offering was conducted at the beginning of the crisis to ensure a liquidity cushion, which is still available and maintained at a low cost. The public offering was for US$500 million at a rate of 2.75% with an expiration date in 2025.

As of December 31, 2020, our total due to banks and correspondents was S/6.0 billion, representing a 32.4% decrease from S/8.8 billion as of December 31, 2019, which in turn represented a 4.7% increase from S/8.4 billion as of December 31, 2018. The decrease in 2020 attributable to expired obligations expired with foreign financial institutions at BCP Stand-alone and, to a lesser extent, expired obligations with companies in the national financial system at Mibanco.

5.2.1 Funding Structure

At the end of 2020, Credicorp’s total funding was S/191.5 billion, which represents a 34.8% increase as compared to S/142.0 billion at the end of 2019 (and S/136.3 billion at the end of 2018).

Credicorp’s funding structure shows an on-going growth in total deposits throughout 2020. Nonetheless, due to the increase of BCRP instruments driven by government-provided facilities, deposits registered a funding share of 74.4%, as compared to 78.9% at the end of 2019 (and 76.7% at the end of 2018).

The increase in deposits was mainly associated with demand deposits and saving deposits, which increased by 59.4% and 42.3% respectively, as compared to 2019. It is important to note that the shares of savings deposits and non-interest bearing demand deposits continued to increase within the deposits mix (68.6% at the end of 2020, as compared to 56.7% in 2019 and 62.0% in 2018). Both types of deposits are considered low-cost alternatives within the mix of deposits.

With respect to other funding sources, our analysis shows a growth in the volume of BCRP instruments in 2020, representing 13.4% of total funding (on December 31, 2019, they represented 3.0% of total funding). This increase was a result of the Reactiva Program funding instruments. It is important to mention that these funding sources were administrated at low rates.

Finally, as part of its debt restructuring strategy, BCP Stand-alone executed an international debt issuance in July. Through this effort, two subordinated bonds were repurchased for US$768 million through a new issuance valued at US$850 million in total, with a new expiration date in July 2030 and a coupon rate of 3.125%.

5.3 Total Equity

	2018	2019	2020	2020 - 2019	2019-2018
	in millions of Soles			% Change
Capital stock	1,319	1,319	1,319	-	-
Treasury stock	(208)	(208)	(208)	-	-
Capital surplus	246	226	192	(15.0)	(8.1)
Reserves	17,599	19,438	21,430	10.2	10.4
Other reserves	708	1,088	1,866	71.5	53.7
Retained earnings	4,175	4,375	347	(92.1)	4.8
Equity before non-controlling interest	23,839	26,238	24,946	(4.9)	10.1
Non-controlling interest	427	508	500	(1.6)	19.0
Total equity	24,266	26,746	25,446	(4.9)	10.2

As of December 31, 2020, we had total equity of S/25.5 billion, a 4.9% decrease from S/26.8 billion as of December 31, 2019, which was a 10.2% increase compared to S/24.3 billion as of December 31, 2018.

During 2018, 2019 and 2020, we had 94,382,317 issued shares each at a US$5.00 par value.

As provided in Note 18 to our consolidated financial statements, on December 31, 2020, 14,914,734 of our issued shares were treasury stock. The term “treasury stock,” as used in this Annual Report and our consolidated financial statements, follows the IFRS definition of treasury stock, which includes (i) shares acquired and held by subsidiaries and members of the consolidated group and (ii) shares sold, issued or cancelled in connection with employee share option plans, employee share purchase plans and all other share-based payments arrangements. The term “treasury stock” is not related to the term “treasury shares” as used under the Companies Act 1981 of Bermuda, which defines “treasury shares” (in Section 42B of such Act) as shares that (i) were (or are treated as having been) acquired directly by the company that issued the shares and have not been cancelled and (ii) have been continuously held by the company since they were acquired. Credicorp is not allowed to hold “treasury shares” as such term is used under Bermuda Law. Under Bermuda law, a company cannot (i) exercise any rights with respect to treasury shares, including any right to attend and vote at meetings or (ii) pay dividends with respect to treasury shares.

We present below the following table presents our treasury stock as of December 31, 2020:

	At December 31, 2020
	Shares of the Group		Shared-based payment (1)		Total treasury stock
	Soles in thousands	Units	Soles in thousands	Units	Soles in thousands	Units
ASOMIF	204,326	14,620,846	-	-	204,326	14,620,846
BCP	-	-	2,227	159,339	2,227	159,339
Grupo Credito			454	32,512	454	32,512
Pacifico Seguros	-	-	417	29,845	417	29,845
Credicorp Capital Servicios Financieros	-	-	246	17,598	246	17,598
Mibanco	-	-	208	14,872	208	14,872
ASB	-	-	160	11,434	160	11,434
Prima AFP	-	-	107	7,664	107	7,664
Other entities	-	-	288	20,624	288	20,624
Total	204,326	14,620,846	4,107	293,888	208,433	14,914,734

(1) Correspond to Credicorp’s long-term compensation program that were granted to its employees and senior management, for which they have the right to vote. These stocks are not vested at December 31, 2020. For further detail refer to Note 20 to the consolidated financial statements and ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – 7. A Major Shareholders.

At meetings held on February 27, 2020, February 27, 2019, and February 28, 2018, the Board of Directors decided to transfer S/1,977.1 million, S/1,858.8 million and S/2,933.6 million, respectively, from “Retained earnings” to “Reserves”.

During 2020, 2019 and 2018, Credicorp paid cash dividends, net of the effect of treasury stock, of approximately US$702.1 million, US$481.4 million and US$343.5 million, respectively (equivalent to approximately S/2,392.8 million, S/1,595.2 million and S/1,130.4 million, respectively). Thus, during these years, cash dividend payouts per share totaled US$8.80, US$6.00, and US$4.30, respectively. In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. On December 31, 2020, 2019 and 2018 dividends paid by our Peruvian subsidiaries to Credicorp were subject to a 5% withholding tax.

At meeting held on September 25, 2019, the Board of Directors agreed to make an additional payment of dividends, net of the effect of treasury stock, of approximately US$188.5 million (equivalent to S/638.1 million) from accumulated results and reserves. These dividends were paid on November 22, 2019.

5.4 Off-Balance Sheet Arrangements

We record various contractual obligations as liabilities in our consolidated financial statements. We do not recognize other contractual arrangements, such as off-balance-sheet exposures, as liabilities in our consolidated financial statements. These other contractual arrangements are required to be registered in off-balance-sheet accounts. We enter into these off-balance-sheet arrangements in the ordinary course of business to provide support to our clients and to hedge risks in our statement of financial position, including through use of guarantees, letters of credit, derivatives and swaps.

The following table reflects our off-balance sheet arrangements as of December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
	(in thousands of Soles)
Off-balance-sheet exposure
Guarantees and stand-by letters	18,874,073	18,894,456	18,562,120
Import and export letters of credit	1,900,198	2,186,579	2,411,690
Sub Total	20,774,271	21,081,035	20,973,810

Responsibilities under credit line agreements (*)	74,234,033	75,615,563	86,074,859

Derivatives (notional amount)
Forwards	17,557,683	27,422,634	22,030,623
Currency swaps	9,999,343	8,177,179	9,095,243
Options	306,321	1,565,083	426,848
Interest rate swaps	26,525,174	31,052,559	22,162,392
Cross currency swaps	2,035,361	1,221,030	1,096,911
Cross currency swaps and interest rate swaps	269,840	265,120	-
Futures	241,507	16,901	32,589
Sub Total	56,935,229	69,720,506	54,844,606

Total	151,943,533	166,417,104	161,893,275

(*) Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

In the normal course of business, our banking subsidiaries are parties to transactions with off-balance-sheet risk. These transactions expose them to additional credit risks relative to amounts recognized in the consolidated statements of financial position.

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss as a result of any other party to a financial instrument failing to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 21(a) of the consolidated financial statements), including the requirement to obtain collateral when necessary. The type and amount of collateral held varies, but may include deposits in financial institutions, securities or other assets. Many contingent transactions are expected to expire without any performance being required. Therefore, the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2019, and 2020, the nominal amounts for forward currency purchase and sale agreements, which in general have maturities of less than one year, were approximately S/22,030.6 million and S/27,422.6 million, respectively.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2020, and 2019, the forward contracts’ net position was an over-bought of US Dollars of approximately S/6,293.9 million and S/8,327.3 million, respectively.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swap contracts are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract’s inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2020, the notional amount of open interest rate and currency swap contracts was approximately S/31,257.6 million, compared to approximately S/39,229.7 million as of December 31, 2019, see Note 13(b) to the consolidated financial statements.

Cross-currency swap contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2020, the notional amount of cross-currency swap contracts was approximately S/1,096.9 million compared to approximately S/1,486.2 million as of December 31, 2019; see Note 13(b) to the consolidated financial statements.

As of December 31, 2020, the fair values of the asset and liability forward-exchange contracts, options, futures and interest rate and cross-currency swaps amounted to approximately S/1,214.5 million and S/1,205.2 million, respectively (compared to approximately S/1,092.1 million and S/1,040.3 million as of December 31, 2019) and are included under the “Other assets and other liabilities” section of the consolidated statements of financial position, respectively, see Note 13(b) to the consolidated financial statements.

(6) Lines of Business (LoBs)

6.1 Universal Banking

6.1.1 BCP Stand-alone

Asset Structure

At the end of 2020, BCP Stand-alone’s total assets amounted to S/182.9 billion, which represents a 28.9% increase compared to S/141.9 billion in 2019 (and S/134.8 billion in 2018). The increase in total assets in 2020 was mainly explained by the growth of our loan portfolio, which grew by 18.8% in 2020 totaling S/113.5 billion compared S/95.5 billion in 2019 (and S/92.4 billion in 2018).

As of December 31, 2020, BCP Stand-alone’s total loans, measured in average daily balances, grew 17.1% year-over-year. This growth was primarily due to:

•	The loan growth measured in average daily balances of SME-Pyme, Middle Market, SME-Business and Corporate loans (increase of 4.6 billion, 3.6 billion, 3.0 billion and 2.6 billion with respect to 2019, respectively), which mainly correspond to working capital loans belonging to the government programs aimed at economic revitalization.

•	The growth in mortgages and consumer loans measured in average daily balances (increase of 1.1 billion with respect to 2019 in both segments) stemming from an uptick in sales during the second part of the year, after the economic situation began to improve.

For further analysis of our asset structure, please see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Loan evolution”.

Portfolio Quality

The internal overdue loan ratio at BCP Stand-alone increased from 2.69% in 2019 to 3.19% in 2020 (2.65% in 2018). This can be attributed to Retail Banking, specifically to decline of the payment behavior in the Consumer and Credit Card segments during the COVID-19 pandemic. For further analysis of the ratio per business segment, see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Portfolio quality” (bullets one to six).

BCP Stand-alone’s provisions for credit losses on loan portfolio, net of recoveries increased by 230.1%, with respect to 2019 (31.7% in 2019 with respect to 2018) after clients experienced a reduction in their debt service capacities during the COVID-19 pandemic. The increase in provisions was driven by the retail segments but was also impacted by Wholesale Banking, in which adjustments were made to avoid clients’ default in Stage 3.

Funding Structure

At the end of 2020, BCP Stand-alone’s total funding increased by 33.8% (in comparison to 4.4% in 2019 and 2.9% in 2018), mainly due to higher volumes of BCRP instruments, which increased by 436.8% in line with government program disbursements.

As a result of the higher liquidity in the market due to less expenses and investment, total deposits grew to S/118.3 billion (as compared to S/90.8 billion in 2019 and S/84.6 billion in 2018). The growth mainly due to non-interest bearing deposits and savings deposits, which grew 59.2% and 44.5% respectively.

Financial Ratios

BCP Stand-alone’s net earnings contribution to Credicorp totaled S/605.8 million in 2020, which represented a decrease of 80.9% with regard to the S/3,163.2 million reported in 2019 (and S/2,858.2 million in 2018). This was a result of the high level of provisions for credit losses during the COVID-19 pandemic.

BCP Stand-alone’s ROAE contribution to Credicorp was 3.8% in 2020 (versus 20.4% in 2019 and 20.3% in 2018). The evolution in 2020 reflects (i) a decline in net interest income due to the disbursement of government program loans with lower rates and (ii) a decline in fee income as a result of fee exemptions given to our clients between March and September as part of the client support plan.

NIM registered at 3.94% in 2020, representing a decline of 89 basis points with regard to 2019’s NIM at 4.83% (and 4.53% in 2018). This was in line with the lower rates of government program loans.

In 2020, the efficiency ratio at BCP Stand-alone remained flat at 40.9% (versus 40.9% in 2019 and 41.8% in 2018). This result was in line with the cost-saving strategy, in which both hiring and promotion were put on hold and some variable compensation schemes were frozen. This strategy was implemented to manage the impact of the COVID-19 pandemic.

6.1.2 BCP Bolivia

Asset Structure

By the end of 2020, BCP Bolivia’s total assets amounted to S/12.5 billion, which represents a 19.0% increase compared to S/10.5 billion in 2019 (and S/10.0 billion in 2018). The increase in total assets in 2020 was mainly explained by the growth in loan portfolio, which grew by 16.0% in 2020 (as compared to 5.3% in 2019 and 14.9% in 2018).

Portfolio Quality

BCP Bolivia’s net provisions for loan losses increased by 164.9% due to the COVID-19 pandemic. Nevertheless, the internal overdue ratio has improved by 74 basis points, from 1.75% in 2019 to 1.01% in 2020, in line with the increase in write-offs during 2019 due to automatic loan reprogramming in the Retail Banking segment, which was in effect until the end of December 2020, as mandated by Bolivian law.

Funding Structure

By the end of 2020, BCP Bolivia increased its total funding by 20.9%, in comparison to 5.2% in 2019, and 5.2% in 2018. This is attributed to an increase in (i) total deposits (19.6%), and (ii) bonds and subordinated debt (62.6%).

6.2 Microfinance Peru

Asset Structure

Total assets at Mibanco were S/15.6 billion as of December 31, 2020 (compared to S/13.7 billion as of December 31, 2019 and S/13.2 billion as of December 31, 2018). The 13.9% increase in total assets in 2020 reflects growth in the loan portfolio and an increase in short term investments to make excess liquidity more profitable. This was offset by an increase in provisions for loans losses in a context marked by perceptions of greater risk for our portfolio and potential changes in macroeconomic projections as a result of the COVID-19 pandemic.

On December 31, 2020, Mibanco’s loans totaled S/12.9 billion, which represent 20.5% growth with respect to 2019 (compared to 6.8% and 6.1% in 2019 and 2018 respectively). The growth was driven by government-backed loans, particularly Reactiva and FAE-Mype, the majority of which were concentrated in the microbusiness segment, which registered a 46.5% increase in its loan level in 2020 (compared to a decrease of 0.9% in 2019 and increase of 2.7% in 2018) and an increase in loans in the SME-small segment, which grew 15.1% in 2020 (compared to growth of 9.5% in 2019 and 9.2% in 2018). The micro business and small business segments represented a higher share of total loans in 2020 with shares of 31.4% and 56.5% respectively (as compared to 26.2% and 60.0% in 2019 and 28.2% and 58.5% in 2018). Finally, the loan portfolio represented 82.2% of total interest-earning assets in 2020 (as compared to 83.4% in 2019).

Cash and investments increased by 23.57% in 2020 (as compared to a decrease of 18.10% in 2019 and increase of 9.60% in 2018). This was attributable to a year-over-year increase in liquid assets after more deposits were made in the BCRP to increase the profitability of excess funding, as well as a capital contribution of US$400 million executed in December.

Portfolio Quality

Despite the improvements observed in credit quality in 2019 and in the first few months of 2020, the cost of risk was situated at 8.4% by the end of 2020 (as compared to 3.8% and 4.3% in 2019 and 2018 respectively). The increase in cost of risk was primarily driven by changes made to include COVID-19 related impacts in economic modeling scenarios. The coverage ratio for total loans in 2020 was situated at 14.1% (as compared to 8.7% and 9.2% in 2019 and 2018 respectively).

Loan issuances were put on hold from March to August so that our advisors could focus on loan reprogramming and on assessments of government-backed Reactiva loans. Loan issuances resumed in September with disbursements to segments in stressed scenarios, which were evaluated with a new scoring methodology that has been designed to reflect the impact of the COVID-19 pandemic on client behavior.

Funding Structure

On December 31, 2020, total liabilities at Mibanco amounted to S/13.5 billion, which represent an increase of 16.2% as compared to S/11.7 billion at the end of 2019 (and S/11.3 billion at the end of 2018). In 2020, Mibanco’s funding strategy reflected an increase in other liabilities, which was attributable to high inflows of the government-backed Reactiva and FAE-Mype loans and an increase in retail deposits. The increase in other liabilities was partially offset by a decrease in due to other banks and in institutional deposits.

In 2020, total deposits continued to represent the largest source of funding, accounting for 64.0% (as compared to 73.4% in 2019 and 75.2% in 2018) of total liabilities. The significant growth in other liabilities was driven by high inflows of government-backed Reactiva and FAE-Mype loans, leading to a decrease in Mibanco’s share of deposits. Nonetheless, there was a significant increase in retail deposits, driven by retail savings and retail time deposits, which grew by 36.6% and 6.9% respectively. This new funding structure and lower market rates led our funding cost to fall to 2.28% by the end of 2020 (as compared to 4.11% at the end of 2019 and 4.26% at the end of 2018) and has reduced the concentration of depositors.

In 2020, institutional deposits and loans with other banks fell as a result of expirations. This allowed Mibanco to take advantage of lower interest rates and improve its funding structure. Financing through bonds has generated no material changes this year.

Financial ratios

Net losses at Mibanco totaled S/379.3 million in 2020, as compared to S/401.0 million in net earnings in 2019 (and S/462.1 million in net earnings in 2018). Net losses attributable to Credicorp totaled S/370.5 million in 2020, as compared to net earnings of S/391.7 million in 2019 (and net earnings of S/445.2 million in 2018).

Mibanco’s ROAE contribution to Credicorp was -18.1% in 2020 (a negative contribution, as compared to its contribution of 20.1% and 25.9% in 2019 and 2018 respectively). This decline reflects (i) an increase in net provisions for loan losses, in line with the expected impact of the COVID-19 pandemic; (ii) a decrease in net interest income; (iii) a decrease in non-interest income, driven by lower fees from bancassurances as a result of a decrease in transaction levels, particularly in the months of quarantine in the first half of the year; and (iv) savings in operating expenses, despite higher short-term expenses due to COVID-19 measures.

NIM was situated at 10.84% in 2020 which represents a drop of 391 basis points as compared to last year’s NIM (14.88% in 2019 and 15.64% in 2018). The decrease in NIM was fueled by lower interest rates and a less profitable asset mix, which was partially offset by a decrease in interest expenses due to an improvement in the funding mix.

In 2020, Mibanco’s efficiency ratio was 63.1%, which represents a decrease as compared to the 53.1% and 48.0% ratios registered for 2019 and 2018 respectively. This result was primarily attributable to a drop in income. Short-term operating expenses due to COVID-19 measures and donations were offset by the savings generated by a decrease in visits to monitor clients, marketing campaigns, collections, and consulting expenses.

6.3 Microfinance – Mibanco Colombia

At Mibanco Colombia, the loan portfolio totaled $882.7 billion pesos at year-end, which represents a decrease of 3.91% year-over-year. It is important to note that this downward hit a turning point in August 2020, which allowed the company to register growth of $42.0 billion pesos by year-end. The microloan segment registered a stronger pace of recovery and represented 71.03% of total gross loans at the end of December 2020.

The COVID-19 pandemic caused a decrease in loan growth and a slower pace of loan disbursement; this led to decreases in financial and non-financial income from 2019 to 2020 of -7.59% and -12.11%, respectively. Our funding rate fell 30 basis points between 2019 and 2020, which was due primarily to excess liquidity in the market and to a decrease in the reference rate, which was situated at 1.75% at the end of 2020.

Net provisions for loan losses grew 93.44% year-over-year, which reflected the adverse impact of the pandemic; a decrease in macroeconomic expectations; the implementation of the IFRS expected loss model; the fact that the Non-performing loans ratio at the end of 2020 was situated 191.14; and an increase in the cost of risk, which rose to 9.1% in 2020 from 4.5% in 2019.

Finally, operating expenses increased 14.63%, which was due to an increase in expenses due to the merger of Bancompartir and Encumbra; indemnity for decoupling; amortization for core change; corporate alignment; expenses for Sarbanes Oxley (SOX) auditing; and expenses related to health coverage for workers, strategic consultancy services on the cultural front, and digitalization. The efficiency ratio rose from 77.1% in 2019 to 98.5% in 2020, which primarily reflected a drop in income and an increase in incurred expenses.

6.3	Insurance & Pensions

6.3.1 Grupo Pacifico

Net Profits

Grupo Pacifico’s net profit before non-controlling interest was S/194.6 million in 2020, which was 49.0% lower than the S/381.5 million reported in 2019 and to S/353.3 million in 2018. The lower net profit was mainly attributable to:

•	A decrease in the life insurance business, which totaled S/-53.7 million in 2020, 122.9% lower than the S/234.8 million reported in 2019 and S/237.1 million in 2018. This decrease was primarily due to an increase in net claims as a consequence of the high mortality in the COVID-19 context, lower net financial income (which includes interest income from investments, earnings from real estate sales, fluctuation in investment values, deterioration of investment values, net leases and financial charges) as a result of the unfavorable market conditions and lower premiums.

•	A S/7.3 million decrease in the Crediseguros business in 2020, which was 62.7% lower than the S/19.5 million reported in 2019 and S/17.9 million in 2018.

The aforementioned was partially offset by:

•	An increase in the P&C insurance business, which totaled S/180.7 million in 2020, 145.9% higher than the S/73.5 million reported in 2019 and S/47.9 million in 2018. This increase is attributable to a decrease in net claims as a result of lower case frequency across all of the business lines due to the government-imposed confinement measures taken in response to COVID-19.

•	An increase in the Corporate health insurance and medical services businesses (only 50% of this business profits corresponds to Grupo Pacifico, given the partnership with Banmedica), which totaled S/59.9 million in 2020, 12.0% higher than the S/53.5 million reported in 2019 and S/50.2 million in 2018. For further details about Grupo Pacifico’s association with Banmedica, see “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and development of the company.

Grupo Pacifico’s net profit contribution to Credicorp was S/192.0 million in 2020, which was 49.1% lower than the S/376.9 million reported in 2019.

Grupo Pacifico reported written premiums of S/3,707.5 million in 2020, which represented an increase of 1.2% as compared to 2019. This was mainly attributable to the commercial lines, credit life, and individual life insurance businesses but attenuated by automobile and disability and survivorship insurance businesses.

Written premiums (1)

	2018	2019	2020
	(in thousands of Soles)
TOTAL WRITTEN PREMIUMS (2)	3,419,302	3,664,067	3,707,525
P&C Business	1,585,193	1,668,763	1,656,302
Commercial Lines	469,733	441,540	478,822
Personal Lines (3)	286,147	340,889	332,545
Automobile	382,269	401,512	349,202
Medical Assistance	447,044	484,822	495,733
Life Business	1,787,445	1,942,239	1,991,417
Annuities Line	561,098	471,953	473,303
Credit Life	477,493	488,853	521,296
Individual Life	364,822	381,999	403,782
Group Life	231,520	213,364	223,556
Disability and Survivorship	152,512	386,070	369,480
Crediseguros	46,664	53,066	59,806

(1) The association with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) must be reported as an investment in subsidiaries and are not consolidates in the Grupo Pacifico financial statements. Both businesses are managed by Banmedica, and Grupo Pacifico receives 50% of net earnings.

(2) Without eliminations

(3) From the year 2019 the Personal Accident line is included in Personal Lines in P&C Business.

Financial Ratios

Grupo Pacifico’s ROAE was 6.7% in 2020, which was lower than its return of 14.1% in 2019. This decrease can be explained by (i) lower underwriting results in the Life insurance business due to increased net claims in connection with excess mortality during the COVID-19 pandemic, and (ii) lower net financial income in the P&C insurance business due to sales of real estate investments in 2019. This decrease was partially offset by higher underwriting results in P&C business due to a lower frequency of cases in all business lines as a result of the confinement measures ordered by the government.

ROAE (1)	2018	2019	2020
Grupo Pacifico	12.9%	14.1%	6.7%
Grupo Pacifico (2)	16.0%	16.5%	8.2%

(1)	Annualized and average are determined as the average of period beginning and period ending. Includes 50% of corporate health insurance and medical services business results due to the agreement with Banmedica. Figures do not include eliminations for Credicorp’s consolidation purposes.

(2)	Exclude unrealized gains or losses.
221

P&C Insurance Business

Grupo Pacifico’s P&C insurance business achieved a net profit of S/180.7 million in 2020, which was 145.9% higher than the S/73.5 million reported in 2019. This increase is attributable to (i) an increase in underwriting results due to lower net claims, (ii) lower acquisition costs and operating expenses, and (iii) higher translation results. This increase was partially offset by a decrease in net premiums and lower financial income.

The underwriting results grew by 51.1% from 2019, which was mainly attributable to a decrease in net claims and lower acquisition costs. This increase was partially offset by a decrease in written premiums.

Net claims decreased by 25.8% over the previous year due to a lower overall frequency of cases in all business lines as a result of the confinement measures ordered by the government due to COVID-19. The main effects were attributable to automobile insurance business due to fewer car accidents resulting from decreased traffic, as well as in the medical assistance due to less use of insurance resulting from the loss of clients with high accident rates. As a result, the loss ratio in 2020 was 41.5%, which was lower than the 54.4% reported in 2019.The decrease in the acquisition costs can be attributed to lower fees in all business lines, which was primarily driven by lower written premiums and a decrease in operating expenses. This decrease was partially offset by higher net underwriting expenses arising from reimbursements of premiums after clients were unable to use their vehicles during the lockdown.

Written premiums totaled S/1,656.3 million in 2020, which represented a decrease of 0.7% as compared to 2019. This decrease was mainly attributable to the automobile and personal lines insurance businesses, as a result of social distancing measures and the decrease economic activities, especially between the months of March and June. This was partially offset by an increase in the medical assistance insurance business, which registered higher sales of health insurance products and commercial lines due to higher sales in liability insurance and fire risks. The aforementioned increase is lower than market growth (2.7%). However, Grupo Pacifico maintained second place among Peru’s P&C insurance businesses, with 22.5% of market share as of December 31, 2020, (versus 23.2% at the end of 2019), according to the SBS.

Net financial income for the P&C insurance business decreased by 28.7% from 2019 due to sales of investments in real estate made last year and a lower return on investment.

Net Profit and Selected Ratios for Grupo Pacifico’s - P&C business (1)

	2018	2019	2020
	(in thousands of Soles)
Written premiums	1,585,193	1,668,762	1,656,303
Ceded premiums	434,364	445,380	484,783
Reserves	35,774	23,942	2,607
Net earned premiums	1,115,055	1,199,440	1,168,913
Net claims	607,819	652,743	484,617
Acquisition cost (2)	243,326	263,798	256,896
Underwriting result	263,910	282,899	427,400
Net financial income (3)	56,347	78,760	56,190
Total expenses	273,768	275,495	267,490
Other income/loss	15,429	12,963	11,362
Translation result	534	(2,988)	5,269
Gain (loss) from Grupo Pacifico and Banmedica agreement	(14,526)	(22,636)	(52,020)
Income tax	1	0	0
Income before minority interest	47,927	73,502	180,711
Non-controlling interest	0	0	0
Net profit	47,927	73,502	180,711

Loss ratio (4)	54.5%	54.4%	41.5%
Acquisition cost ratio (5)	21.8%	22.0%	22.0%
Operating expenses / net earned premiums	24.6%	23.0%	22.9%
Combined ratio of P&C (6)	100.9%	99.4%	86.3%

(1)	Financial statements without consolidation adjustments.
(2)	Fees + Underwriting expenses, net.
(3)	Net financial income includes interest income from investments, earnings from real estate sales, fluctuation in investment values, deterioration of investment values, net leases and financial charges.
(4)	Net claims / Net earned premiums.
(5)	Acquisition cost / net earned premiums.
(6)	(Net claims / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Life Insurance Business

The net profits of Grupo Pacifico’s life insurance business was S/-53.7 million in 2020, which was 122.9% below the S/234.8 million reported in 2019. This decrease was mainly attributable to (i) a significant increase in net claims, (ii) higher acquisition costs and total expenses, and (iii) an increase in other income and translation results. The decrease was partially offset by an increase in written premiums and higher net financial income.

In 2020, net claims increased by 37.0% as compared to 2019, mainly due to the excess mortality during the COVID-19 pandemic, resulting in an increased loss ratio from 33.6% in 2019 to 55.5% in 2020. The increase in net claims was mainly concentrated in the disability and survivorship and credit life insurance businesses.

Grupo Pacifico’s life insurance business reported written premiums of S/1,991.4 million in 2020, which represented an increase of 2.5% as compared to 2019. This result is explained by (i) an increase in the credit life insurance business due to solidarity payments in the alliance channel and higher sales in the bancassurance channel; (ii) an increase in the individual life insurance business due to higher renewal premiums and increase in the exchange rate; (iii) an increase in the group Life insurance business, which was mainly a result of the Statutory Life product going into effect in January and Complementary Work Risk Insurance (Seguro complementario de Trabajo de Riesgo or SCTR by its Spanish initials) for the recovery of an extraordinary premium from a mining client; and (iv) annuities from higher premiums on individual products. This result was partially offset by a decrease in premiums of the disability and survivorship life insurance business resulting from lower premiums in connection with the economic impacts, particularly unemployment, of the COVID-19 pandemic. All these effects contributed to maintaining Grupo Pacifico’s leadership in the market.

The acquisition cost ratio increased in 2020 as compared to 2019 mainly due to the higher premiums in the credit life insurance business.

Financial income grew by 2.5% in 2020 as compared to 2019 as a result of higher returns on investments and despite the volatile capital context during the COVID-19 pandemic.

Net Profit and Selected Ratios for Grupo Pacifico’s- Life business (1)

	2018	2019	2020
	(in thousands of Soles)
Written premiums	1,787,446	1,942,239	1,991,417
Ceded premiums	108,657	113,551	108,054
Reserves	730,654	657,542	654,610
Net earned premiums	948,135	1,171,146	1,228,753
Net claims	627,713	882,953	1,210,213
Acquisition cost (2)	440,329	427,474	439,226
Underwriting result	(119,907)	(139,281)	(420,686)
Net financial income (3)	449,070	487,383	499,805
Total expenses	110,726	122,006	130,005
Other income/loss	14,362	6,236	4,511
Translations results	4,320	2,468	(7,314)
Income before minority interest	237,119	234,800	(53,688)
Non-controlling interest	0	0	0
Net profit	237,119	234,800	(53,688)

Loss ratio (4)	21.1%	33.6%	55.5%
Acquisition cost ratio (5)	46.4%	36.5%	35.7%
Operating expenses / net earned premiums	11.7%	10.4%	10.6%
Combined ratio of Life (6)	79.2%	80.5%	104. %

(1)	Financial statements without consolidation adjustments.

(2)	Fees + underwriting expenses, net

(3)	Net financial income includes interest income from investments, earnings from real estate sales, fluctuation in investment values, deterioration of investment values, net leases and financial charges

(4)	(Net claims + Financial Income without real estate sales, impairment loss and fluctuation)/ Net earned premiums.

(5)	Acquisition cost / net earned premiums

(6)	(Net claims + Financial Income without real estate sales, impairment loss and fluctuation + Reserves / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].
224

Corporate Health and Medical Services Insurance Business

Corporate health insurance and medical services achieved a net profit of S/119.7 million in 2020, which was 12.0% higher than the S/106.9 million reported in 2019. This increase in net profit can be attributed to a higher net profit in corporate health insurance, as a result of lower claims in connection with a lower frequency of medical care and higher net premiums. The increase in net profit was partially offset by a decrease in medical services income, which was mainly attributable to health clinics (which had net profit of S/28.2 million in 2020 as compared to S/85.0 million in 2019) as a result of a decrease in the demand for services due to occupancy limits at clinics and clients who preferred to delay appointments due to the COVID-19 pandemic.

Net Profit and Selected Ratios for Grupo Pacifico’s Corporate Health Insurance & Medical Services (1)

	2018	2019	2020
	(in thousands of Soles)
Written premiums	1,013,346	1,092,279	1,131,466
Ceded premiums	6,483	11,334	12,706
Reserves	373	1,068	-651
Net earned premiums	1,006,490	1,079,877	1,119,411
Net claims	848,003	921,650	854,107
Acquisition cost (2)	59,991	59,553	57,659
Underwriting result	98,496	98,674	207,645
Net financial income (3)	4,985	5,760	5,851
Total expenses	74,902	74,806	86,281
Other income/loss	5,223	2,789	3,199
Translation results	115	101	3,352
Income tax	10,538	10,575	42,202
Net profit Corporate health insurance	23,379	21,943	91,564
Medical Services	77,027	85,009	28,180
Net profit	100,406	106,952	119,744

Loss ratio (4)	84.3%	85.3%	76.3%
Acquisition cost ratio (5)	6.0%	5.5%	5.2%
Operating expenses / net earned premiums	7.4%	6.9%	7.7%
Combined ratio (6)	97.7%	97.8%	89.2%

(1)	Financial statements without consolidation adjustments.

(2)	Fees + underwriting expenses, net

(3)	Net financial income includes interest income from investments, earnings from real estate sales, fluctuation in investment values, deterioration of investment values, net leases and financial charges.

(4)	(Net claims)/ Net earned premiums.

(5)	Acquisition cost / net earned premiums.

(6)	(Net claims / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].
225

Underwriting, Actuarial and Reinsurance

Underwriting guidelines for substantially all of the risks associated with the P&C and corporate health insurance business are developed by profit centers in collaboration with the actuarial staff.  Grupo Pacifico’s P&C insurance business unit has an engineering staff that ensures that most medium and medium-to-large commercial properties are insured for risks prior to underwriting, while third party surveyors are employed to inspect smaller and/or lower risk properties. Pricing and underwriting guidelines, rates and approval thresholds for these risks, are periodically reviewed by the staff, reported to the Risk Committee and continuously monitored to ensure that they are within competitive market conditions and profitability targets.

Grupo Pacifico’s P&C insurance business transfers risks to reinsurers in order to limit maximum aggregate potential losses and minimize exposures to large individual risks. Reinsurance companies are chosen based on the evaluation of the credit quality of the reinsurer, terms of coverage and price. The P&C insurance business acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements and/or the interests of Peruvian clients in the Latin American region.

Historically, Grupo Pacifico’s P&C insurance business has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In 2012 Grupo Pacifico’s P&C insurance business negotiated proportional reinsurance support for this portfolio, which it maintains as of December 31, 2020. The insurance business has property catastrophe reinsurance coverage that covers its probable maximum loss under local regulatory requirements. However, there is no guarantee that a major catastrophe would not have a material adverse impact on Grupo Pacifico’s financial condition and/or its operations.

Heavy rains caused by El Nino Phenomenon in early 2017 generated losses in Grupo Pacifico’s P&C insurance business of approximately US$133.7 million (through December 31, 2020), of which approximately 95.5% was ceded to reinsurers and coinsurers. Approximately 4.1% constituted net retained losses, which was within the risk appetite and risk tolerance parameters set by Grupo Pacifico’s risk management unit and approved by our Risk Committee.

 In 2020, Grupo Pacifico’s total ceded reinsurance premiums totaled approximately US$169.0 million (approximately 16.2% of total group written premiums), of which approximately 89% were ceded to carriers with A- and above ratings.

Grupo Pacifico’s life insurance business holds excess loss reinsurance contracts for its individual life, personal accident, group life and credit life products; in the case of work compensation risk insurance and D&S products, a quota share contract is held. Catastrophic reinsurance contracts cover all of Grupo Pacifico’s lifelines (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the annuity line. Life premiums ceded to reinsurers represented less than 5.4% of the life insurance businesses written premiums in 2020.

Investment Portfolio

Grupo Pacifico’s investments are primarily made to meet its solvency equity ratio and provide reserves for its claims. Investments are managed by product within P&C life insurance business and are designed to contain sufficient assets to match the company’s liabilities. Grupo Pacifico has adopted strict policies related to investment decisions that are reviewed and approved by Grupo Pacifico’s Board of Directors on a monthly basis. Grupo Pacifico invests in local and international markets, emphasizing investments in Peru, the United States, and Latin America.

As of December 31, 2020, the market value of Grupo Pacifico’s investment portfolio was S/13,738 million, which included mainly S/644 million in equity securities, S/241 million in alternative investments, S/1,216 million in investment properties, and S/11,640 million in fixed income instruments. This diversified portfolio follows an asset-liability management strategy focused on cash flow, duration, and currency matching of assets (portfolio) and liabilities (reserves), as well as on supporting Grupo Pacifico’s capital structure. Grupo Pacifico’s financial income decreased by 1.8% in 2020 to S/556.0 million from S/566.2 million in 2019.

6.3.2 Prima AFP

As of December 31, 2020, the number of affiliates in Prima AFP was 2.4 million, similar to 2.4 million in 2019 and higher than 2.1 million in 2018.

Prima AFP’s funds under management reached S/49.8 billion in 2020, which was 8.2% lower than the S/54.2 billion in 2019 and 4.0% higher than the S/47.9 billion in 2018. The decrease was mainly due to funds withdrawals approved by the government in response to the COVID-19 pandemic. In 2020, nominal annual yields were 3.0%, 9.9%, 8.9%, and 3.0% for Funds 0, 1, 2, and 3, respectively. Since 2006, Prima AFP’s nominal annualized yields were 7.1%, 7.7%, and 6.0% for Funds 1, 2, and 3 respectively.

Prima AFP’s revenues were S/352.1 million in 2020, lower than S/403.3 million and S/379.7 million in 2019 and 2018, respectively. The decrease was mainly due to:

•	Fewer contributors due to increased unemployment;

•	Government provisions to not collect contributions from affiliates in April; and

•	Less funds under management due to withdrawals approved by the government.
227

Additionally, operating expenses amounted to S/162.3 million in 2020, which was a decrease as compared to S/172.1 million in 2019 and S/171.7 million in 2018. This decrease was mainly driven by cost reduction initiatives.

Prima AFP’s net profit was S/148.1.million in 2020, which was a decrease compared to S/196.6 million in 2019 and an increase compared to S/139.6 million in 2018. In 2020, Prima AFP’s ROAE decreased to 21.2%, compared to 29.5% and 22.3% in 2019 and 2018, respectively.

The following table summarizes the administration fees charged by the AFPs’ PPS in 2020:

	Remuneration scheme	Mixed-commission scheme
AFP	Monthly fee on salary	Monthly fee on salary	Annual fee on funds
Prima AFP	1.60%	0.18%	1.25%
AFP Integra	1.55%	0.00%	0.82%
Profuturo AFP	1.69%	0.67%	1.20%
AFP Habitat	1.47%	0.38%	1.25%

As of December 31, 2020, Prima AFP had S/1,107.7 million in assets (compared to S/982.6 million and S/874.6 million as of December 31, 2019 and December 31, 2018, respectively), S/407.5 million in liabilities (compared to S/284.6 million and S/241.3 million as of December 31, 2019 and December 31, 2018, respectively), and shareholders’ equity of S/700.2 million (compared to S/697.9 million and S/633.3 million as of December 31, 2019 and December 31, 2018, respectively).

In December 2020, Prima AFP participated in the Fifth Pension Tender; which was awarded to another pension fund. For the following two years, Prima AFP’s growth in affiliates will be driven by voluntary contributions and client transfers from other pension funds.

6.4 Investment Banking and Wealth Management

Our Investment Banking and Wealth Management LoB registered a net profit of S/191.8 million in 2020. Although 2020 began with favorable results, we faced a severe crisis in the form of the COVID-19 pandemic and an associated market downturn, which affected the performance and dynamism of our business units significantly, especially those with higher volatility, and tested our ability to continue developing ongoing key strategic projects for our future growth. However, as markets gradually recovered, economic conditions improved and levels of uncertainty lowered in the following months, we managed to overcome the negative results, reaching total revenues that exceeded its 2019 total revenues by 3%.

6.4.1 Corporate Finance

Our Corporate Finance business was affected by a context in which both economic and market conditions stemming from the COVID-19 pandemic, which proved unfavorable for the execution of corporate transactions. However, a series of large-scale transactions executed throughout 2020 allowed us to achieve revenues that exceeded what was recorded in 2019 by 9%. A few of these transactions included the syndicated loan to Autopista del Norte (Aunor) in Peru; the corporate bond exchange with Aguas Nuevas in Chile; and the merger and acquisition advisory to Cementos Yura, allowing its entry to the Chilean market.

6.4.2 Asset Management

In our Asset Management business, market conditions led to early withdrawals from traditional funds by the end of the first quarter of 2020, mainly from institutional clients and in Colombia (where Fonval lost assets under management by almost 50%). However, in the following months, asset outflows recovered due to our retail and institutional clients, who were attracted by an offer of products that maintained international standards and competitive returns, as well as an investment team with knowledge and specialization in the Latin American market. By the end of the year total assets under management, including institutional and retail clients, exceeded S/94 billion, representing an increase of 54% compared to the previous year.

Likewise, revenues exceeded what was recorded in 2019 by 16%, boosted by the growth in traditional funds in Peru and Colombia (where asset outflows were recovered), the continued development of a regional platform of alternative funds (especially the Real Estate Fund Inmoval in Colombia), and by higher revenues from distributors of third-party products, especially in Chile.

One of the main objectives for the business is to expand our offering outside the region through our fund platform in Luxembourg, which in 2020 exceeded US$707 million in assets under management among three funds with a significant participation of institutional clients within the region. We plan to continue enhancing our Luxembourg platform with new strategies as well as reaching new pockets of funds in foreign markets through alliances with placement agents in Europe and the United States.

Asset Management Assets under Management

	2018	2019	2020
	(in millions of Soles)
Assets under management – Peru (1)	25,260	24,832	34,527
Assets under management – Colombia	11,996	12,153	22,798
Assets under management – Chile	20,719	24,494	37,492
Total assets under management	57,975	61,479	94,818

Total assets under custody	63,984	68,829	85,127

(1)	Includes assets under management in ASB. Includes assets under management for which there is a service agreement between ASB and Credicorp Capital for the latter to perform functions as Portfolio Manager (ASB funds in millions of Soles are: S/6,818, S/5,563 and S/6,490 in 2018, 2019 and 2020, respectively).
229

6.4.3 Capital Markets

Our Capital Markets business was significantly affected with the market downturn in March. Nevertheless, as markets gradually recovered, the strategies implemented in the following months allowed us to match 2019 revenues in the management of proprietary trading positions, including long and short positioning strategies together with hedging strategies with derivatives instruments. On the other hand, our sales business, including the corporate segment in Colombia, increased its revenues by 30% as compared to 2019, allowing us to maintain our leadership in both fixed income and equities intermediation.

Finally, it should be noted that, in alignment with the company’s strategy of jointly managing the businesses of Credicorp Capital and ASB, we transferred a Chilean Equity proprietary portfolio and a Peruvian Local and International Fixed Income portfolio to ASB.

Capital Markets Securities Portfolio

Traded volume	2018	2019	2020
	(in millions of Soles)
Equity securities – Peru [1]	10,511	7,594	8,608
Fixed income – Peru [1]	21,572	44,065	48,322
Equity securities – Colombia [2]	17,818	16,154	11,877
Fixed income – Colombia [2]	434,723	191,248	145,963
Equity securities – Chile [3]	27,519	23,834	13,533
Fixed income – Chile [3]	136,932	99,931	59,850

(1)	Peru: BVL information. Fixed income data also includes information from Datatec platform. Does not include repo operations.

(2)	Colombia: Colombia Stock Exchange information. Fixed income data also includes Banco de la Republica’s information. Does not include repo operations.

(3)	Chile: Santiago Stock Exchange information. Fixed income data includes financial intermediation operations. Equity securities include operations with investment fund shares and foreign stock. Does not include repo operations.

6.4.4 Wealth Management

Our Wealth Management business saw varied results across countries: Revenues grew in Colombia but were offset by a reduced income in Peru and Chile. Assets under management for private banking clients reached a total of S/62.1 billion (an increase of 11% as compared to 2019).

In Colombia, both revenues and assets under management increased as compared to 2019, boosted by the merger with Ultraserfinco and the deployment of our comprehensive value proposition. In Peru, assets under management were significantly affected, as the market downturn impacted our customers’ investment values, especially those in brokerage. Revenues also decreased as a result of an important provision for impairment of some private banking clients. In Chile, the pandemic, added to the unfavorable conditions resulting from the social crisis by the end of 2019, led to lower revenues. However, assets under management increased as a result of an important client outreach effort and the deployment of our comprehensive value proposition.

It should be noted that we launched Vicctus, our renewed Multi Family Office service for the ultra-high-net-worth clientele of the region led by a senior and highly talented team. Vicctus, among other things, offers the most exclusive investment opportunities, specialized services beyond financial and investment advisory, direct access to the United States, and the possibility to provide advisory services within third party platforms.

Wealth Management Assets under Management

	2018	2019	2020
	(in millions of Soles)
Assets under management – Peru (1)	41,583	41,600	41,357
Assets under management – Colombia	4,300	5,315	10,265
Assets under management – Chile	7,750	8,921	10,428
Total assets under management (2)	53,633	55,836	62,050

Total Clients (3)	3,757	4,083	5,300

(1)	Includes assets under management booked in ASB.

(2)	Includes Asset Management products for S/ 12,322, S/ 15,548 and S/ 19,958 million as of 2018, 2019 and 2020, respectively.

(3)	Estimated. Includes clients with net worth over US$1 million.

6.4.5 Other Relevant Businesses

Our Trust Services Business, which mainly includes income from custody of securities in Peru and administration of trusts in Peru and Colombia, had a positive year in 2020 with a growth of 8% as compared to 2019. Finally, the strategies followed throughout the year, allowed us to stay aligned to the new Strategic Asset Allocation at ASB defined in 2019, such that the long-term portfolio went from an approximated balance of US$475 million at the end of 2019 to just over US$501 million at the end of 2020.

5. B Liquidity and Capital Resources

(1) Capital Adequacy and Solvency Management

1.1	Credicorp

Our solvency buffers, measured by either regulatory or internal capital ratios, are deemed appropriate in order to comply with both current and expected capital requirements and support our business growth in the coming years. In a similar fashion, our working capital and other liquidity measures are deemed sufficient for current and projected business and regulatory requirements.

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group under IFRS rules, as of December 31, 2018, 2019, and 2020:

Regulatory Capital and Capital Adequacy Ratios

	2018	2019	2020
	In millions of Soles
Capital stock	1,319	1,319	1,319
Treasury stocks	-208	-208	-208
Capital surplus	246	226	193
Legal and other capital reserves (1)	17,599	19,438	21,430
Minority interest (2)	311	393	443
Loan loss reserves (3)	1,591	1,691	1,838
Perpetual subordinated debt	675	-	-
Subordinated debt	4,770	4,410	5,491
Investments in equity and subordinated debt of financial and insurance companies	-648	-701	-716
Goodwill	-591	-835	-821
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-
Deduction for Tier I limit (50% of regulatory capital) (4)	-	-	-
Total Regulatory Capital (A)	25,064	25,733	28,969

Tier I (5)	13,499	14,010	15,313
Tier II (6) + Tier III (7)	11,565	11,722	13,657

Financial Consolidated Group (FCG) Regulatory Capital Requirements	19,629	20,751	20,159
Insurance Consolidated Group (ICG) Capital Requirements	1,020	1,200	1,304
FCG Capital Requirements related to operations with ICG (8)	(212)	(329)	(467)
ICG Capital Requirements related to operations with FCG (9)	-	-	-
Total Regulatory Capital Requirements (B)	20,437	21,622	20,995
Regulatory Capital Ratio (A) / (B)	1.23	1.19	1.38
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 13,465 million) and optional capital reserves (PEN 5,972 million).

(2) Minority interest includes Tier 1 (PEN 000 million)

(3) Up to 1.25% of total RWAs of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

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

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

1.2	BCP Stand-alone and Mibanco

BCP Stand-alone and Mibanco actively manage their capital resources, in order to comply with both solvency regulatory requirements and their own internal limits.

In June 2020, BCP Stand-alone successfully made a tender offer of its subordinated debt maturing in 2026 and 2027, where a combined amount of US$719.9 million of the outstanding debt was redeemed and new Tier 2 notes maturing in 2030 for US$850 million were issued instead. The successful tender offer effectively extended BCP Stand-alone’s bond maturity profile while helping BCP Stand-alone maintain an efficient capital structure.

In November 2020, Mibanco approved a capital increase, which was executed in December 2020 to generate capital contributions for a total of S/400.1 million. This reflected the Board’s decision to support management needs in the context of the COVID-19 pandemic.

In December 2020, a capital increase was executed for Mibanco Colombia for 75,000 million COP to strengthen future growth under the strategic plan in place.

For transparency purposes and to demonstrate the calculation of the CET1 ratio, Credicorp periodically discloses BCP Stand-alone and Mibanco’s adjusted total RWAs.

The following table presents regulatory capital information for BCP Stand-alone and Mibanco as of December 31, 2018, 2019 and 2020:

BCP Stand-alone Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)

	2018	2019	2020
Capital stock	8,770	10,217	11,067
Legal and other capital reserves	4,184	4,695	6,167
Accumulated earnings with capitalization agreement	-	850	-
Loan loss reserves (1)	1,307	1,367	1,596
Perpetual subordinated debt	675	-	-
Subordinated debt	4,224	3,981	4,817
Unrealized gain (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	-1,360	-1,581	-2,315
Investment in subsidiaries and others	-1,795	-1,965	-2,298
Unrealized profit and net profit in subsidiaries	435	384	-17
Goodwill	-122	-122	-122
Total regulatory capital	17,678	19,408	21,210

Tier 1 (2)	12,827	14,850	14,784
Tier 2 (3) + Tier 3 (4)	4,851	4,558	6,426

Total RWAs	124,798	134,129	142,043
Credit RWAs	114,006	122,234	125,874
Market RWAs (5)	1,761	2,264	4,859
Operational RWAs	9,031	9,631	11,309

Capital ratios
Tier 1 ratio (6)	10.28%	11.07%	10.41%
CET1 ratio (7)	11.55%	12.35%	11.40%
BIS ratio (8)	14.17%	14.47%	14.93%
RWAs / Regulatory capital	7.06	6.91	6.70

(1) Up to 1.25% of total RWAs.

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

(6) Tier 1 / RWAs

(7) CET1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / RWAs (legal minimum = 10% since July 2011).

As of December 31, 2020, BCP Stand-alone’s regulatory capital was 14.93% of its unconsolidated RWAs. As of December 31, 2019, and December 31, 2018, BCP Stand-alone’s regulatory capital was 14.47% and 14.17% of its unconsolidated RWAs, respectively.

Mibanco - Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)

	2018	2019	2020
Total regulatory capital	1,492	1,667	2,450
Tier (1)	1,122	1,397	2,184
Tier 2 (2)	370	271	266
Total RWAs	10,394	11,536	12,357
Credit RWAs	9,708	10,759	10,315
Market RWAs (3)	76	79	135
Operational RWAs	610	698	1,907

Capital ratios
Tier 1 ratio (4)	10.79%	12.11%	17.67%
CET1 ratio (5)	15.52%	15.70%	17.70%
BIS ratio (6)	14.35%	14.45%	19.82%
RWAs / Regulatory capital	6.97	6.92	5.04

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

(4) Tier 1 / RWAs

(5) CET1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7)     Regulatory Capital / RWAs (legal minimum = 10% since July 2011)

As of December 31, 2020, Mibanco Peru regulatory capital was 19.82% of its unconsolidated RWAs. As of December 31, 2019, and December 31, 2018, Mibanco Peru regulatory capital was 14.45% and 14.35% of its unconsolidated RWAs, respectively.

As of December 31, 2020, BCP Stand-alone’s and Mibanco’s CET1 ratio were 11.40% and 17.70%, of their respective unconsolidated RWAs and above their corresponding limits of 11.00% and 15.00%.

1.3 Grupo Pacifico

Grupo Pacifico has solid solvency indicators given the equity requirements of the insurance business, which has allowed the capacity of Grupo Pacifico to satisfy its obligations to its policyholders and thus have an adequate level of financial leverage.

The following table shows the regulatory capital adequacy requirements applicable to Grupo Pacifico, as of December 31, 2018, 2019 and 2020:

Grupo Pacifico Regulatory Ratios	As of December 31,
(in thousands of Soles)	2018	2019	2020
(A) Capital Adequacy	1,511,443	1,557,115	1,749,908
(B) Regulatory Capital Requirement	1,019,984	1,199,849	1,304,266
(B.1) Solvency I Required capital	755,804	889,111	966,023
(B.2) Security Fund	264,180	310,738	337,581
(B.3) Credit risk	0	0	0
(B.4) Other Capital Requirement	0	0	662
(C) Leverage	594,110	702,761	910,440
Surplus 1 = (A) - (B)	491,459	357,266	445,642
Ratio (A)/(B)	1.48	1.30	1.34
Surplus 1 = (A) - (C)	917,333	854,354	839,468
Ratio (A)/(C)	2.54	2.22	1.92
235

(2) Cash flows and Capital Expenditures

The following table shows net cash from operating, investing and financing activities, for the periods indicated:

	2018	2019	2020
	In millions of Soles
Net cash flow from operating activities	-251,571	6,933,711	12,686,823
Net cash flows from investing activities	-59,343	726,207	-1,873,356
Net cash flows from financing activities	-1,445,446	-3,551,805	-2,088,460

Operating Activities

The increase in net cash flow from operating activities was S/5,753 million in 2020 compared to 2019, which was mainly due to higher growth of deposits and payables from repurchase agreements as a result of government programs. The increase in net cash flow was partially offset by higher growth of loans and investments at fair value through other comprehensive income.

The increase in net cash flow from operating activities was S/7,185 million in 2019 compared to 2018, which was mainly due to lower growth of loans, and higher growth of deposits and notes issued.

Investing Activities

Variations in net cash flow from investing activities were mainly due to the net effect of purchases and sales of investments sovereign bonds at amortized cost.

In 2020, 2019, and 2018 intangibles assets consumed cash of S/535 million, S/371 million, and S/420 million, respectively, mainly driven by digital transformation efforts.

Financing Activities

The increase in net cash flow from financing activities was S/1,463 million in 2020 compared to 2019, which was mainly due to the issuance of subordinated notes of US$850 million by BCP Stand-alone. The increase in net cash flow was partially offset by repurchases of subordinated bonds.

The decrease in net cash flow from financing activities was S/2,106 million in 2019 compared to 2018, which was mainly due to additional dividends paid and the redemption of junior subordinated bonds by BCP.

For more information on Credicorp’s contractual obligation, see note to financial statements 34.3 where a consolidated table is shown with the cash flows to be paid by the Group.

(3) Liquidity Risk

We manage our assets and liabilities to ensure that we have sufficient liquidity to meet our present and future financial obligations and take advantage of appropriate business opportunities as they arise. Liquidity risk represents the potential for loss as a result of limitations on our ability to adjust future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost-effective basis. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extensions of loans or other forms of credit, and working capital needs.

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP Stand-alone and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and established minimum liquidity ratios. The ratio of liquid assets as a percentage of short-term liabilities, as defined by the SBS, must exceed 8% for Soles-based transactions and 20% for foreign exchange transactions. The aggregate average daily ratios of BCP Stand-alone and Mibanco during December 2020 was 48.55% and 48.96% for Soles and foreign exchange transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP Stand-alone and Grupo Pacifico complied with all of their payment obligations.

The available sources of excess liquidity for Soles and foreign exchange transactions for BCP Stand-alone are as follows. Information with respect to BCP Stand-alone and Mibanco has been aggregated for December 2019 and 2020:

	2016	2017	2018	2019	2020
SOLES RATIO	in thousands of Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles
CURRENT ASSETS
Cash	2,131,788	2,422,969	2,756,830	2,721,004	2,946,602
Deposits in BCRP and Deposits in Peruvian and foreign banks	948,842	760.889	1,022,386	909,908	6,743,088
Peruvian Government treasury bonds and BCRP certificates of deposit	8,634,453	12,931,240	11,196,330	12,722,970	25,040,078
Others	40,411	0	46,281	21	2
Total	11,755,494	16,115,098	15,021,827	16,353,903	34,729,771
CURRENT LIABILITIES
Demand deposits	10,233,993	12,820,189	13,808,266	16,381,056	28,242,834
Saving deposits	12,591,901	14,041,156	22,469,191	19,022,347	28,622,004
Time deposits	11,643,949	12,484,275	10,184,225	16,734,279	12,824,488
Others	2,582,533	2,408,699	2,220,649	3,489,061	1,851,829
Total	37,052,376	41,754,319	48,682,331	55,626,743	71,541,155
Current ratio	31.73	38.60	30.86	29.40	48.55
237

	2016	2017	2018	2019	2020
FOREIGN EXCHANGE RATIO	in thousands of Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles
CURRENT ASSETS
Cash	413,027	583,988	852,344	395,752	361,969
Deposits in BCRP and Deposits in Peruvian and foreign banks	3,578,883	4,623,916	4,134,392	5,867,898	5,775,043
Peruvian Government treasury bonds and BCRP certificates of deposit	0	171,122	97,867	0	748,933
Others	153,400	658	21,277	19,023	18,915
Total	4,145,310	5,379,684	5,105,880	6,282,673	6,904,860
CURRENT LIABILITIES
Demand deposits	4,682,113	4,602,652	4,727,741	4,968,859	6,124,288
Saving deposits	3,399,034	3,689,212	3,812,589	3,958,174	4,756,948
Time deposits	2,252,924	3,191,678	2,588,207	3,025,493	2,268,408
Others	1,291,847	1,348,370	1,915,356	926,333	953,841
Total	11,625,918	12,831,912	13,043,893	12,878,859	14,103,485
Current ratio	35.66	41.92	39.14	48.78	48.96

The capability of replacing interest-bearing deposits at their maturity is a key factor in determining liquidity requirements, as well as the exposure to interest and exchange rate risks. RBG, as well as BCP Stand-alone’s private banking group, have developed a diversified and stable deposit base that, in each case, provides us with a low-cost source of funding. This deposit base has traditionally been one of our greatest strengths. The deposit-gathering strategy has focused on products considered to be BCP Stand-alone’s core deposits: demand deposits, savings, time deposits, and severance indemnity deposits. Other sources of funds and liquidity, which are mostly short- and long-term borrowings from correspondent banks and other financial institutions, issued bonds, and notes issued, are of a considerably lower significance compared to our core deposits.

Corporate policies have been implemented by the Group for liquidity risk management. These policies are consistent with the appropriate characteristics of each operating segment, where each of the Group companies operates. The Risk Committee establishes limits and autonomy models to determine the adequate liquidity indicators to be managed.

Throughout 2020 the Group continuously assessed and monitored the sufficiency of its liquid assets in order to cover or mitigate contingencies that could stress the funding requirements of the Group’s companies.

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

Insurance

Liquidity risk management follows a particular approach reflecting the nature of the business. For annually renewable businesses, the focus of liquidity is the quick availability of resources in the event of a systemic event (for example, an earthquake). For this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term insurance businesses, given the nature of the products offered and the contractual relationship with customers, the liquidity risk is not material. Rather, the focus is on maintaining a sufficient flow of assets and matching their maturities with the maturities of obligations (for example, through the mathematical reserve). For this purpose, there are indicators that measure the asset/liability sufficiency and adequacy, as well as calculations of economic capital subject to interest rate risk.

Pension funds

Liquidity risk management is differentiated between the fund administrator and the funds being managed. Liquidity risk management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported by the collection of commissions. The fund administrator does not record unexpected outflows of liquidity because its main financial obligations are payroll payments, taxes, reserve requirements and other accounts payable to suppliers. Liquidity risk in the funds managed (pension funds) is focused on meeting liquidity requirements due to scheduled pension payments, funds transfers to other AFPs, withdrawals of voluntary contributions, or anything else deemed necessary to be included in estimations. For this purpose, the company holds highly liquid assets as part of the managed portfolios to meet these cash requirements.

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

	At December 31,
	2018	2019	2020
	(in thousands of Soles, except percentages)
Core Deposits:
Demand deposits	32,515,163	34,213,188	54,530,355
Savings deposits	32,593,979	35,179,770	50,069,129
Severance indemnity deposits	7,571,375	7,897,199	7,736,747
Total core deposits	72,680,517	77,290,157	112,336,231

Other Deposits:
Time deposits	30,426,744	32,853,576	28,121,094
Bank certificates	876,863	1,180,461	1,202,996
Total deposits	103,984,124	111,324,194	141,660,321

Payables from repurchase agreements and security lending	9,415,357	7,678,016	27,923,617

Due to banks and correspondents	8,397,111	8,797,995	5,913,487

Bonds and notes issued	15,270,665	14,766,848	16,181,568

Total sources of funds	137,067,257	142,567,053	191,678,993
Core deposits as a percent of total deposits	69.9%	69.4%	79.3%
Core deposits as a percent of total sources of liquid funds	53.0%	54.2%	58.6%

BCP Stand-alone is required to keep deposits with the BCRP as legal reserves. The amount of required deposits in the BCRP is determined as a percentage of the deposits and other liabilities owed by BCP Stand-alone to its clients. The current requirement is approximately 4.00% of BCP Stand-alone’s Soles-denominated deposits and approximately 34.51% of BCP Stand-alone’s US Dollar-denominated deposits as of December 31, 2020. For further detail, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview - (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru.”

The following table presents our deposits at the BCRP and our investments in the BCRP’s certificates of deposit:

	At December 31,
	2018	2019	2020
	(in thousands of Soles, except percentages)
Funds at the BCRP
Deposits	13,206,885	18,367,651	26,003,415
Certificates of deposit	9,829,584	8,665,272	17,237,157
Total funds at the BCRP	23,036,469	27,032,923	43,240,572
Total funds at BCRP as a percent of total deposits (*)	22.2%	24.3%	30.5%

(*) Total deposits exclude interest payable.

As of December 31, 2020, we had uncommitted credit lines, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from COFIDE, Banco de la Nacion, Bank of New York Mellon and other international lenders. The transactions relating to those fundings include import and export transactions and average annual rates (including Libor) ranging from 0.92% to 4.30% in soles and from 0.40% to 8.30% in dollars. As of December 31, 2020, we maintain S/5,913.5 million in due to banks and correspondents, secured by the collection of BCP Stand-alone’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not an FI. For further details, see Notes 15(a), (b) and (c) to the consolidated financial statements. As of December 31, 2018, 2019 and 2020, borrowed funds due to banks and correspondents, including payable interests, amounted to S/8,448.1, S/8,841.7 million and S/5,978.3 million, respectively.

In addition, another source of funds arises out of issuing bonds and notes. The following table presents our principal issued bonds from 2018 to 2020:

	Years ended December 31,
	2018	2019	2020
	(in millions of Soles)
Issued bonds
Senior notes	-	5,204	1,920
Corporate bonds	113	151	-
Subordinated bonds	-	-	3,312
Total issuance	113	5,355	5,232

In June 2020, Credicorp Ltd. issued US$500.0 million (equivalent to S/1,810.5 million) of senior notes due in 2025, with a fixed annual interest rate of 2.75%.

In February 2020, BCP Stand-alone issued US$30.0 million (equivalent to S/108.6 million) of senior notes due in 2022, with an annual interest rate of three month-Libor plus 0.55%. In July 2020, BCP Stand-alone issued US$850.0 million (equivalent to S/3,077.9 million) of subordinated notes due in 2030, with a fixed annual interest rate of 3.13%.

Additionally, in October 2020, Banco de Credito de Bolivia issued Bs100.0 million (equivalent to S/53.3 million) of subordinated bonds due in 2030, with a fixed annual interest rate of 6.00%. In December 2020, Pacifico Compañia de Seguros y Reaseguros issued US$50.0 million (equivalent to S/181.1 million) of subordinated bonds due in 2030, with a fixed annual interest rate of 4.41%.

5. C Research and Development, Patents and Licenses, Etc.

Not applicable.

5. D Trend Information

The following list sets forth the most important trends, uncertainties and events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

We expect Peru’s GDP to grow between 8% and 10% in 2021, underpinned by high copper prices, capital inflows to emerging markets, and expansive monetary and fiscal policies in Peru. On the other hand, there are several factors driving uncertainty, which may affect these results.

COVID-19

The first factor is the extent and duration of the COVID-19 pandemic, particularly with the emergence of future waves of cases. On January 2021 the government ordered a new focalized lockdown, lasting from the end of January to February 2021. Additionally, Peru is under state of emergency until April.

In addition to government-imposed lockdowns, the distribution speed, scope, and effectiveness of vaccines will play a major role. Despite the arrival of COVID-19 vaccine doses and initiation of the vaccination process in February, the current capacity of doses is marginal, and the geographical logistics may further hinder an effective vaccination process. According to Government’s declarations, as of April 14th Peru has assured 48 million vaccine doses from different laboratories which would arrive throughout 2021.

For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control”.

Executive measures

Both restrictive measures and stimulus packages could affect our business operations and growth expectations. Recently, the executive branch proposed a number of economic measures, including:

•	Private Savings Access: Pension affiliates and Severance indemnity deposits holders are allowed to withdraw certain amounts of their individual funds.

•	Public Spending: The government effected transfers to vulnerable households.

•	Liquidity Programs: The government implemented the Reactiva Peru and FAE-Mype programs. In March 2021, grace periods were extended for a total of up to four years.

For further details, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – (2) Political and Macroeconomic Environment – Macroeconomic Environment – COVID-19 Measures – Peru.”

Regulatory and legislative measures

Our subsidiaries are subject to extensive regulation and supervision, and changes in existing regulations or the implementation of future regulations may impact our financial health. These changes include:

•	A new law approved in March 2021, which grants the BCRP the power to set an interest rate ceiling every six months with the purpose of regulating the market for consumer loans, small consumer loans, SMEs loans and credit card loans. The law also defines new regulation on certain fee charges, which will be supervised by the SBS.

•	There is a special congress commission currently evaluating and designing an integral reform of the Peruvian pension system. The reform will include both the private and public pension fund systems. It is very difficult to predict what the results of this process will be.

For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Regulatory changes and adoption of new international guidelines to sectors in which we operate could impact our earnings and adversely affect our operating performance.”

Presidential Elections

According to the ONPE, the Peruvian organism of electoral processes, which is in charge of organizing and executing electoral processes, no candidate had a voter preference above 20% of valid votes in the 2021 general elections, indicating that results will play out in coming months. In addition, blank and null votes represented approximately 18% of valid votes in the first round of presidential elections. More importantly approximately 30% of the available voters did not assist to the general elections, which compares to 18% in the past general elections.

The aforementioned factors may impact the economy by affecting the following variables:

•	Economic activities from many sectors, particularly those related to investment projects, commerce and mass consumption

•	Private and individual consumption

•	Transactional activity

•	Employment

•	Monetary policies, Interest rates and financial system liquidity

•	Volatility of the financial market, affecting stock prices, including Credicorp’s stock

•	International trade (including supply chains and export levels)

•	Stability of exchange rates, credit spreads, and commodity prices

•	Regulatory capital requirements

The evolution of the above factors may impact Credicorp’s results and operations in the following ways:

•	Loans: Government Liquidity Programs such as Reactiva Peru, FAE-Mype and PAE-Mype may affect our SME’s and Wholesale loan portfolio origination and, therefore, impact our interest income and operating results. Additionally, financial facilities and benefits offered to clients, including loan reprogramming, loan freezing and grace periods, may impact our loan origination, asset quality and interest income.

•	Portfolio quality and Cost of risk: Volatility in the credit risk profiles of our clients may increase, especially from the Individual and SME segments, potentially affecting overdue loans, provisions for loan losses and reprogramming portfolio. Moreover, changes in economic expectations and changes in transactional activity and client’s payments behavior result in changes in our cost of risk.

•	NIM: In March 2021, the BCRP maintained its reference rate at 0.25%, suggesting that low rates will likely be maintained over the year. An environment of low-interest rates impacts our interest income generation. Additionally, the new law introducing interest-rate caps in the financial system may impact our margins, which will be determined by the BCRP. On the other hand, Individuals loan portfolio growth, outpacing SMEs and Wholesale growth, may positively impact our NIM. Finally, an environment of lower interest rates may also affect positively our interest expenses on our funding structure.

•	Net Premiums and claims: Our insurance results may experience changes in premiums and claims.

•	Operating efficiency: The acceleration of client migration to digital channels may decelerate fee income, but at the same time generate more customer satisfaction as well as efficiency and productivity.

For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors” where we present risks to our business operations, operating results, liquidity or capital resources.

We are aware of the uncertainties we are facing, and the resulting need to adapt our businesses and organization in a changing environment. In the current environment we are prioritizing:

(1)       The safety and well-being of our employees

(2)       The continuity of our businesses

(3)       Offering credit relief facilities, updating risk models and managing our client’s portfolio

(4)       Accelerating commercial activities, especially in the Individuals segment, which is within our risk appetite.

In a medium-term perspective, we review our strategic initiatives on a constant basis:

•	Universal Banking: At BCP we are reviewing our operating model to accelerate our digitalization process while generating further efficiencies;

•	At BCP Bolivia, we continue to develop initiatives for digital marketing and data analytics;

•	Microfinance: we are increasing the sophistication of our risk models and investing in technological infrastructure to accelerate our migration to a hybrid model;

•	Insurance and Pensions: we are increasing the scale of the agile model, strengthening our data analytics capacities and developing new products and services; and

•	Investment Banking & Wealth Management: we are optimizing and scaling our operating model.

5.E Critical accounting estimates

The audited annual consolidated financial statements have been prepared according to International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions that affect the reported figures of assets, liabilities, income, and expenses and disclose significant events in the notes to the consolidated financial statements.

Our estimates and assumptions are continually evaluated and are based on historical experience and other factors, including the reasonable expectation of future events that are believed to be reasonable under current circumstances. The final results could differ from these estimates; however, Management expects that the variations, if any, will not have a significant effect on the consolidated financial statements.

Key areas involving a high degree of judgment with respect to our estimates and assumptions in the consolidated financial statements include:

(1)	the calculation of the impairment of the portfolio of loans and financial investments;

(2)	the measurement of the fair value of the financial investments;

(3)	the assessment of the impairment of the goodwill;

(4)	the liabilities for insurance contracts;

(5)	the measurement of the fair value of derivative financial instruments; and

(6)	the valuation of share-based payment plans.
245

Other estimates include the estimated useful life of intangible assets, property, furniture and equipment, and deferred income tax assets and liabilities.

We believe that our judgments, estimates and assumptions are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of Credicorp as of December 31, 2019 and 2020 and the results of our operations and cash flows for the years ended December 31, 2018, 2019 and 2020, in accordance with IFRS.

For more information about our critical accounting estimates and judgments, see: “Note 3 Significant accounting policies, a) Basis of presentation, use of estimates and changes in accounting policies” to the consolidated financial statements; “Note 34.1 Credit Risk” and “Note 34.2 Market Risk Management” for a discussion of risk and sensitivity of certain items; “ITEM 3. KEY INFORMATION – 3.D Risk Factors” of this Annual Report on Form 20-F; and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” of this Form 20-F for more information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A        Directors and Senior Management

(1) Board of Directors

The following table sets forth information about the Directors of Credicorp Ltd.:

Name	Position	Years served as a Director (1)	Birth Date
Luis Enrique Romero Belismelis	Chairman	12	09/01/1961
Raimundo Morales Dasso	Vice Chairman	13	11/09/1946
Fernando Fort Marie	Director	39	01/23/1940
Patricia Lizarraga Guthertz	Director	4	07/14/1966
Irzio Pinasco Menchelli	Director	3	12/22/1965
Antonio Abruña Puyol	Director	0	04/08/1954
Alexandre Gouvêa	Director	0	02/12/1959
Maite Aranzabal Harreguy	Director	0	02/22/1963
Leslie Pierce Diez Canseco	Director	0	12/31/1948

(1) In Credicorp or BCP Stand-alone as of December 31, 2020.

Luis Enrique Romero Belismelis

Mr. Romero is currently the Chairman and Executive Chairman of Credicorp since June 2020. He has been the Chairman of Grupo Credito S.A. since October 2020. He has been a Director of Credicorp Ltd. since 2017 and Banco de Credito del Peru since 2009. He is also a Member of the Board of Pacifico Cia. de Seguros y Reaseguros and Atlantic Security Holding Corporation.

Mr. Romero has worked as Head of Finance and General Manager of various companies all of which are related to Grupo Romero. Currently, he is Chairman of the Board and Vice Chairman of companies participating in different sectors of the economy, such as, consumer goods, real estate, textile, logistics and ports.

Mr. Romero holds a bachelor’s degree in Economics from Boston University (U.S.A).

Raimundo Morales Dasso

Mr. Morales has been the Vice-Chairman of the Board of Directors of Credicorp Ltd. and Banco de Credito del Peru since 2009 and 2008, respectively, as well as of Pacifico Compañia de Seguros y Reaseguros and Grupo Credito S.A. Currently, he is Chairman of the Risk Management Committee of Credicorp Ltd and Grupo Credito S.A.

Mr. Morales joined Banco de Credito del Peru in 1980 and has held various executive management positions, including Executive Vice President for Wholesale Banking and Credit and Risk Management. He became CEO of Banco de Credito del Peru in 1990 and served in that role until 2008. Mr. Morales was also Chairman of the Board and CEO of ASB. He led Credicorp’s IPO on the NYSE in October 1995.

In addition to his vast knowledge of Credicorp, Mr. Morales brings his experience since 2008 as a Director of companies in various industries, including food, cement, insurance and pension funds. He also has experience in a range of organizations, including ASBANC and Association of AFP, and CONFIEP at which he served as Vice-Chairman.

Prior to joining Credicorp, Mr. Morales worked for 10 years at Wells Fargo in its offices in San Francisco and Miami (USA), Sao Paulo (Brazil), Caracas (Venezuela), and Buenos Aires (Argentina). The last position he held at Wells Fargo was Regional Vice President.

Mr. Morales has a bachelor’s degree in Economics and Administration from the Universidad del Pacifico in Peru and holds an MBA from the University of Pennsylvania’s Wharton Graduate School of Finance.

Fernando Fort Marie

Mr. Fort has been a Director of Credicorp Ltd. since 1999 and of Banco de Credito del Peru since 1979, with the exception of the years 1988 and 1989. He has also been a Member of the Board of Directors of Grupo Credito S.A. since October 2020.

Mr. Fort is a senior partner at Estudio Fort, Bertorini, Godoy & Asociados, which specializes in business advisory services. In the past he has provided advice to firms with international presence such as Pepsico, lnc., lnternational Finance Corporation (IFC), Alcatel, lnternational Telephone & Telegraph (ITT), Sheraton Hotels, Volvo Corp., Sandvik, Procter & Gamble, Crown Cork, Chrysler Corp., among others.

Mr. Fort has been a board member of numerous other private companies in Peru. Currently, he is a board member of Atlantic Security Holding Corporation, Inversiones Centenario S.A.A., Hermes Transportes Blindados SAC and Modasa.

Mr. Fort is an attorney at law and graduated from the Pontificia Universidad Catolica del Peru.

Patricia Lizarraga Guthertz - Independent Director

Ms. Lizarraga has been a Director of Banco de Credito del Peru and Credicorp Ltd since 2017. She has also been a Member of the Board of Directors of Grupo Credito S.A. since October 2020. Currently, she is Chairwoman of the Audit Committee of Credicorp Ltd.

Ms. Lizarraga is an experienced Wall Street executive with over 25 years working in international mergers & acquisitions, capital markets, private equity and valuation experience with Allen & Company, Donaldson Lufkin & Jenrette, and Citigroup. She is the founder and CEO of Hypatia Capital Group, since 2007 and founder and major shareholder of family group Grupo del Ande.

Ms. Lizarraga’s board experience includes serving as both President of the Board and Chair of the Audit Committee of non-profit organizations, as well as serving on the board of private companies. She has served as President of the Privatization Committee of Toll Roads of Peru.

Ms. Lizarraga received her Bachelor of Arts degree from Yale University and her MBA from Harvard Business School.

Irzio Pinasco Menchelli – Independent Director

Mr. Pinasco has been a Director of Credicorp Ltd. since June 2020 and has served as an independent Director of Banco de Credito del Peru since 2018. He has also been a Member of the Board of Directors of Grupo Credito S.A. since October 2020.

Mr. Pinasco has more than 30 years of experience leading companies in diverse sectors. Between 2006 and 2019 he was CEO, and is now an Executive Director, of Acurio Restaurantes, a leader in the internationalization of Peruvian gastronomy. Since 2008 he has served as a Director/Promoter of SIGMA SAFI, a leading fund manager in Peru.

In addition to his extensive business and professional activities, Mr. Pinasco chaired the Organization Committee of the Copa America football tournament in 2004.

Mr. Pinasco holds a bachelor’s degree in Economics and International Relations from Brown University and an MBA from Columbia University.

Antonio Abruña Puyol – Independent Director

Mr. Abruña has been Director of Credicorp Ltd. since June 2020. He has also been a Member of the Board of Directors of Grupo Credito S.A. since October 2020.

Mr. Abruña is a Spanish attorney-at-law with extensive experience as a legal scholar and manager of academic institutions. Since 2018, Mr. Abruña has been Rector of Universidad de Piura, Peru, where he has had a long and successful career. He participated in the reorganization of General Studies as well as in the launch of the Law School, where he has been dean and a professor.

Recently, Mr. Abruña was part of the Special Commission appointed by the Peruvian government to designate the seven members of the National Justice Council. He was Peru’s representative of the Instituto per la Cooperazione Universitaria (ICU).

Mr. Abruña has a law degree from the Universidad Complutense de Madrid and a doctorate in Law from the Universidad de Navarra, Spain.

Alexandre Gouvêa – Independent Director

Mr. Gouvêa has been a Director of Credicorp Ltd. and Banco de Credito del Peru since June 2020. He has also been also a Member of the Board of Directors of Grupo Credito S.A. since October 2020. Currently, he is Chairman of the Compensation and Nominations Committee of Credicorp Ltd. And Grupo Credito S.a.

Mr. Gouvêa is Brazilian and has 30 years of international experience at McKinsey and specializes in providing advice to financial services clients.

Mr. Gouvêa is an expert in retail banking and insurance (including technological transition and digital transformation). He has provided financial services throughout Latin America and built the Practica de Organizaciones y la Unidad de Recuperacion y Transformacion.

Mr. Gouvêa is currently on the Board of Lojas Renner (the largest retailer in Brazil) and of Habitat for Humanity International. Mr. Gouvêa is a recently retired director at McKinsey & Co.

Mr. Gouvêa has a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro, Brazil and has an MBA from UCLA’s Anderson School of Management.

Maite Aranzabal Harreguy - Independent Director

Mrs. Aranzabal has been a Director of Banco de Credito del Peru and of Credicorp Ltd since June 2020. She has also been a Member of the Board of Directors of Grupo Credito S.A. since October 2020. Currently, she is Chairwoman of the Sustainability Committee of Credicorp Ltd and Grupo Credito S.A.

Mrs. Aranzabal is a Spanish executive with an international career and has relevant experience serving on the boards of public and private companies as well as non-profit organizations. She has International experience as executive across a variety of sectors, ranging from retail, fashion, consumer goods and real estate.

She began her career at McKinsey & Co. in Spain and Argentina where she consulted with clients in various industries, including retail banking. She then joined Grupo Cortefiel, a family-owned retailer, where she successfully led business development, strategy and international growth. She also collaborated with Advent International, the private equity firm, as retail expert, and was later in charge of the turnaround of KA International

Mrs. Aranzabal currently leads Alir Consulting and Trade, her own consulting company, which specilizes in retail and real estate, and serves as Vice President of the Board of Adolfo Dominguez SA.

Leslie Pierce Diez Canseco

Mr. Pierce has been a Director of Credicorp Ltd. and Grupo Credito S.A. since October 2020.

Mr. Pierce has served in executive leadership positions, primarily of Peruvian companies, for almost 40 years. He served as CEO of Alicorp (BVL: ALICORC1), Peru’s largest consumer goods company with operations throughout Latin America, from 1991 to 2011. Prior to that, Mr. Pierce served as General Manager of Hormec Constructora, Hormec Transportes, and Ganaderia Shilcayo from 1984 to 1991. He served as a Vice Minister of Commerce in the MEF from 1983 to 1984.

Mr. Pierce currently serves as a Director in a number of private businesses including Empresa Siderurgica del Peru, S.A.A., H&V Contratistas S.A., Maquinarias, S.A., Latina Media S.A.C., Ransa Comercial S.A., Corporacion Primax S.A., Grupo Celima Trebol and Grupo Romero. He also serves as a community leader in philanthropic organizations such as Vida Peru, Banco de Alimentos del Peru and Crea+.

Mr. Pierce holds a bachelor’s degree in Economics from Pontificia Universidad Catolica de Peru and a post-graduate degree in Economics from, Pontificia Universidad Catolica de Chile.

Corporate Secretary

Conyers Corporate Services (Bermuda) Limited serves as Credicorp’s Corporate Secretary. Ms. Miriam Böttger is Credicorp’s Deputy Secretary.

(2) Senior Management

Credicorp believes that a unified financial group with a coordinated strategy is best able to take advantage of growth in the Peruvian economy and achieve synergies from cross-selling financial services and products (such as through BCP’s extensive branch network). Pursuant to Credicorp’s Bye-laws, the Board of Directors has the power to delegate its authority to oversee the day-to-day management of the company to one or more Directors or officers.

The following table sets forth the name, position(s), and principal Credicorp entities for each member of our senior management:

Position(s) (1)	Name	Entity(ies)
Executive Chairman	Luis Romero B.	Credicorp
Chief Executive Officer	Walter Bayly	Credicorp
Deputy CEO (Credicorp), Head of Universal Banking (Credicorp), CEO (BCP Stand-alone)	Gianfranco Ferrari	Credicorp, BCP Stand-alone
Deputy CEO (Credicorp), Head of Insurance & Pensions (Credicorp)	Alvaro Correa	Credicorp
Chief Risk Officer	Reynaldo Llosa	Credicorp, BCP Stand-alone
Chief Financial Officer	Cesar Rios	Credicorp, BCP Stand-alone
Head of Investment Banking and Wealth Management (Credicorp), CEO (Credicorp Capital)	Eduardo Montero	Credicorp, Credicorp Capital
Head of Microfinance (Credicorp), CEO (Mibanco)	Javier Ichazo	Credicorp, Mibanco
Chief Corporate Audit Officer	Jose Esposito	Credicorp BCP Stand-alone
Chief Compliance and Ethics Officer	Barbara Falero	Credicorp BCP Stand-alone
Head of Legal	Guillermo Morales	Credicorp, BCP Stand-alone
Head of Talent Management	Ursula Alvarez	Credicorp
Chief Human Resources Officer	Bernardo Sambra	Credicorp, BCP Stand-alone
Head of Corporate Affairs	Enrique Pasquel	Credicorp,

1.	In Credicorp or in any subsidiary as of April 25, 2021.

Walter Bayly

Mr. Bayly was appointed as CEO of Credicorp Ltd in April 2018.

Prior to this position, he held other positions within the corporation, including COO of Credicorp Ltd., CEO and CFO of Banco de Credito del Peru, as well as Manager of the Corporate and Business Banking Divisions, Systems and Organization, and Investment Banking.

Mr. Bayly joined Banco de Credito in 1993, after three years as Partner and Executive Director of the Casa Bolsa from Mexico and a ten-year career at Citicorp in Lima, New York, Mexico, and Caracas, where he mainly worked in Corporate Finance and Syndicated Loans.

Mr. Bayly is Chairman of the Board of Directors of Banco de Credito de Bolivia, Mibanco and Credicorp Capital Ltd., and a Member of the Board of Directors of the Pacifico Compañia de Seguros y Reaseguros, Pacifico Entidad Prestadora de Salud, Atlantic Security Bank Panama, Inversiones Centenario, and Instituto Internacional de Finanzas (IIF). He is also a Member of the Advisory Council of the Universidad del Pacifico.

Mr. Bayly has a degree in Business Administration from the Universidad del Pacifico, as well as a master’s degree in Administrative Sciences with a major in Finance from Arthur D. Little Management Education Institute in Cambridge, Massachusetts.

Gianfranco Ferrari

Mr. Ferrari has been the Deputy CEO and Head of Universal Banking of Credicorp Ltd. and the CEO of Banco de Credito del Peru since April 2018. He has worked at Credicorp Ltd. since 1995.

Mr. Ferrari has extensive and diverse experience after holding strategic roles such as Head of Corporate Banking & Corporate Finance and Head of Retail Banking & Wealth Management at Banco de Credito del Peru. He was also CEO of BCP Bolivia from 2005 to 2008. He led the acquisition of Edyficar in 2009 and Mibanco in 2014. In 2015, he started leading our Digital Transformation Strategy. He is also Vice Chairman of Mibanco and member of the Board of BCP Bolivia.

Mr. Ferrari holds a degree in Business Administration from Universidad del Pacifico and has an MBA from Kellogg Graduate School of Management at Northwestern University, USA.

Alvaro Correa

Mr. Correa has been Deputy CEO of Credicorp Ltd. since April 2018 and Head of the Insurance and Pensions Business of Credicorp. He is primarily responsible for the investment banking, asset and wealth management businesses. He is also the Sponsor of Credicorp Group Sustainability Program.

Mr. Correa joined BCP in 1997, where he held different management positions in Risks and IT. He was CEO of Atlantic Security Bank, Credicorp Securities and BCP Miami. From April 2008 to September 2013, Mr. Correa was the CFO of Credicorp and BCP, and between 2013 and 2019 he served as CEO of Grupo Pacifico.

Currently, he is a member of the boards of Credicorp Capital Ltd., Atlantic Security Bank, and Pacifico Seguros, Pacifico S.A. Entidad Prestadora de Salud and Chairman of the Board of Prima AFP.

Mr. Correa graduated with a degree in Industrial Engineering from the Pontificia Universidad Catolica del Peru and an MBA from Harvard Business School.

Reynaldo Llosa

Mr. Llosa is the Chief Risk Officer of Credicorp Ltd. and Banco de Credito del Peru since January 2012. Previously, Mr. Llosa held various positions at BCP Stand-alone as Head of Risk, Head of Middle-Market Banking, and Head of Corporate Banking. Currently, he is member of the Board at Mibanco and Banco de Credito de Bolivia.

Mr. Llosa holds a bachelor’s degree in Business Administration from St. Mary’s University in San Antonio, Texas, USA and an MBA with specialization in Finance from Northwestern University (J.L. Kellogg Graduate School of Management), Chicago, Illinois, USA.

Cesar Rios

Mr. Rios has served as the CFO of Credicorp Ltd. and Banco de Credito del Peru since April 2018. He has worked at Credicorp since 1993, when he joined as a Corporate Finance associate. In 1997, he was appointed as the CFO and COO of Banco Capital in Salvador, following Credicorp’s acquisition. In 2003, Mr. Rios re-joined BCP Stand-alone, where he worked in strategic roles such as Head of Credit and Operating Risk in the Risk Management Unit, Head of Collections for Retail Banking, and Head of Corporate Strategy, which includes corporate strategy, internal consulting, mergers and acquisitions, and business incubation. In 2013, he became Head of Financial Planning and Control at BCP.

Currently, Mr. Rios is a board member of several of Credicorp’s subsidiaries, including Mibanco, Solucion Empresa Administradora Hipotecaria, among others.

Mr. Rios holds a bachelor’s degree in engineering from Pontificia Universidad Catolica (Peru); a master’s degree from ESAN Escuela de Administracion de Negocios para Graduados (Peru); and an MBA from the Massachusetts Institute of Technology’s Sloan Fellows Program (USA).

Eduardo Montero

Mr. Montero is the Head of Investment Banking and Wealth Management of Credicorp Ltd. and the CEO of Credicorp Capital Ltd. since January 2019. He has worked at Credicorp since 1994. His extensive experience in the organization includes expertise in different areas such as Corporate Finance, Business Solutions, as well as Personal Banking and Wealth Management at Banco de Credito del Peru. He also held the position of CEO at ASB, BCP Miami and Credicorp Securities (USA).

Mr. Montero holds a bachelor’s degree in economics from Lehigh University (USA), and an MBA from the Wharton School of Business at the University of Pennsylvania (USA).

Javier Ichazo

Mr. Ichazo is the CEO of Mibanco and Head of Microfinance of Credicorp. He began his career at Banco de Credito del Peru in 1996 and held different positions in various regions of Peru. In addition to his extensive knowledge in banking and finance, Mr. Ichazo brings his experience as Business Manager from 2004 to 2017 at Banco de Credito del Peru.

Mr. Ichazo is the Chairman of the Board of Edyficar SAS, Encumbra, and Vice Chairman of the Board of ASOMIF (Association of Microfinance Institutions of Peru or Asociacion de Instituciones de Microfinanzas del Peru).

Mr. Ichazo holds a bachelor’s degree in Economics and Administration from the University of Piura (Peru) and holds an MBA from the School of Management of the University of Piura.

Jose Esposito

Mr. Esposito has been the Chief Corporate Audit Officer of Credicorp Ltd. since January 2010. He is Chairman of the Financial Services Guidance Committee Board of IIA Global. Mr. Esposito has also served as Chairman of the Committee of Internal Auditors of the Latin American Federation of Banks (FELABAN) and Chairman of the Committee of Internal Auditors of ASBANC. Currently, he is a lecturer in the Master of Finance program at the Universidad del Pacifico and Director of the specialization in Integral Risk Management.

Since 1996, Mr. Esposito began working for Credicorp Ltd.’s various subsidiaries. His last position prior to leading the Audit Division at Credicorp Ltd. was at Pacifico Peruano Suiza Compania de Seguros y Reaseguros S.A., where he was CFO and the Controller’s Officer. He was also Vice Chairman of the Board of Directors of Pacifico Salud EPS S.A., Vice Chairman and Director of the Board of the Lima Stock Exchange, Director of Cavali ICLV S.A. and Chairman of the Board and General Manager of Credibolsa SAB S.A.

Mr. Esposito holds a bachelor’s degree in Economics from Universidad del Pacifico, Lima; and a master’s degree in Economics from the University of Wisconsin – Milwaukee, USA. He has also been certified in Internal Audits (CIA) and Risk Management Assurance (CRMA) by the Institute of Internal Auditors Global (IIA); Risk and Information Systems Control (CRISC) by ISACA; and Anti-Money Laundering Certified Associate (AML/CA) from the Florida International Bankers Association and Florida International University.

Barbara Falero

Ms. Falero has been the Chief Compliance and Ethics Officer at Credicorp Ltd. and Banco de Credito del Peru since February 2008 and reports directly to Credicorp Ltd.’s Board. Before her arrival at Peru, Ms. Falero was the Compliance Officer and Vice President of BCP Miami Agency. Prior to that, she worked as a regulator for the Federal Reserve Bank of Atlanta for six years in supervision and regulation of international banks.

Ms. Falero has been the President of the Committee of Compliance Officers of ASBANC and during a three-year period, was a Member of the Advisory Committee of the Florida International Bankers Association (FIBA). Ms. Falero has also held various other positions including as the Community Reinvestment Officer at BAC Florida Bank in Miami, Florida.

Ms. Falero holds a bachelor’s degree in Finance from Florida International University, USA and an MBA from St. Thomas University in Miami, Florida, USA.

Guillermo Morales

Mr. Morales has been the Head of Legal at Credicorp Ltd. since April 2018 and Head of Legal Division of BCP since January 2010. Previously, Mr. Morales was the Manager of the Legal Advisory Area at BCP from September 2007 to December 2009, Legal Manager at Grupo Santander Peru SA from January 2003 to July 2007 and Legal Manager at Banco Santander Central Hispano Peru from April 2000 to December 2002. He has also served as Director of Edelnor SAA, Red Electrica del Sur (Redesur) and Universidad de Peru SA.

Mr. Morales holds a law degree from the Pontificia Universidad Catolica del Peru and a Master of Laws (LL.M) from the University of Texas in Austin, USA.

Ursula Alvarez

Ms. Alvarez has been the Head of Talent Management since 2009. She began working at BCP in 2006 as Manager of Selection in Human Development Management. Ms. Alvarez holds a bachelor’s degree in Psychology from the University of Lima and a master’s degree in Development from the Universidad de los Andes in Bogota.

Bernardo Sambra

Mr. Sambra is Corporate Chief of Human Resources and Human Development of Banco de Credito BCP and Credicorp Ltd. He joined BCP in April 1999 as Manager of Electronic Cash Management Solutions in the Wholesale Banking Division. Prior to joining Credicorp Ltd., Mr. Sambra worked for nine years at Royal Dutch Shell Group in different units, including Financial Planning, Commercial, and Marketing.

Mr. Sambra is President of the Board of Directors of DCH Peru (International Parliament of HR), former President of the Human Resources Committee at ASBANC, Director of the Peruvian Association of Human Resources (APERHU), Director of “Patronato BCP”, and Member of the Advisory Council in prestigious universities in Peru.

Mr. Sambra holds a degree in Business Administration from Universidad de Lima, and a master’s degree in Finance from Universidad del Pacifico, as well as Human Resources specializations at Business Schools from the University of Michigan, Stanford University, London Business School and Harvard Business School.

Enrique Pasquel

Mr. Pasquel has served as the Head of Corporate Affairs at Credicorp Ltd. since April 2018 and Head of Corporate Affairs of BCP since 2017. Previously, between 2011 and 2017, he worked at El Comercio newspaper, where he held the positions of Deputy Opinion Editor, Politics Editor, and Deputy Editor in Chief. Before his journalist career, he was an attorney in INDECOPI, the Peruvian antitrust agency, where he served as Commissioner of the Bureaucratic Barriers Commission and Technical Secretary of the Competition Chamber.

Mr. Pasquel holds a law degree from Pontificia Universidad Catolica del Peru and a Master of Laws degree from Yale Law School.

6. B Compensation

The following section contains the compensations of the members of Credicorp Ltd.’s Board of Directors and senior management for 2018, 2019, and 2020:

	At December 31,
	2018	2019	2020
	(in thousands of Soles)
Director’s compensation (1)	5,665	6,766	6,106
Senior Management Compensation (2)
i) Remuneration	34,118	32,218	32,396
ii) Stock awards (3)	27,313	27,157	22,756
Total	67,096	66,141	61,258

(1) This item includes the amounts received from Credicorp Ltd. and from its subsidiaries by the nine Directors of Credicorp Ltd. as exclusive compensation for their role as Directors serving in the Board of Directors, in the Audit Committee, in Compensation and Nomination Committee, in Sustainability Committee and in Risk Committee of Credicorp Ltd., and in the Board of Directors and in the Executive Committee of Credicorp Ltd.’s subsidiaries; The members of the Board of Directors are listed in ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6.A Directors and Senior Management - (1) Board of Directors.

(2) The members of senior management according to ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6. A Directors and Senior Management.

(3) This item includes the related income taxes assumed by the Group. The amounts correspond to the expenses accrued in the period for the services rendered.

Credicorp and its subsidiaries do not set aside or accrue funds to provide pension, retirement, or similar benefits for the directors and other members in management”.

For further details about the compensation of Directors and Senior Management, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.C Board Practices”.

Board of Directors Compensation

We are not required to disclose our directors’ compensation in our home country. Moreover, we do not disclose to our shareholders, or otherwise make available our directors’ compensation to the public, information as to the compensation on an individual basis of any member of Credicorp Ltd.’s Board or of our senior management.

Board Remuneration

The remuneration of the Directors of Credicorp Ltd. and its subsidiaries is approved at their respective Annual General Meetings of Shareholders. The total compensation of the Directors of Credicorp Ltd.’s Board of Directors, is composed of:

•	Remuneration received from Credicorp Ltd.: Gross annual remuneration of US$50,000 to each Director from June 5, 2020[3], gross annual remuneration of US$40,000 to each Director who serves in the Audit Committee; and up to US$1,500 per attended session to each Director who participates in one or more of the Board Committees other than the Audit Committee, and

•	Remuneration received from Credicorp’s subsidiaries of which they are Directors, mainly BCP Stand-alone: Gross annual remuneration of US$130,000 to each Director and US$1,500 for each session attended by each Director serving on its Executive Committee).

Directors received no other compensation or benefits in their capacities as directors in 2020. Neither Credicorp nor any of its subsidiaries has any type of agreement with Credicorp’s Directors providing for benefits upon termination of their term as Directors.

Senior Management Compensation

Our senior management’s compensation can be classified as follows:

•	Remuneration

The remuneration scheme for members of our senior management comprises a fixed remuneration and a variable remuneration. Variable remuneration has two different components: (i) a legal component, which all employees receive based on the net profit of the company for each fiscal year in accordance with the laws of the country of each subsidiary and (ii) an incentive-based component, which is determined based on the achievement of objectives and goals established for the year. These remunerations are approved by the Corporate Compensation Committee.

•	Stock awards

In March of each year, Credicorp grants common shares to members of its senior management as part of the long-term compensation program for these senior managers. These granted shares are vested over the three subsequent years, with up to 33.3% of the granted shares vesting per year. Credicorp assumes the payment of the related income-tax on behalf of its employees, which depends on the country of residence and the annual compensation of the employee.

3 Except for Leslie Pierce who was elected as a Director since October 16,2020.

The shares used for grants to members of senior management are obtained through repurchases in the market. We present below the treasury stock granted to Credicorp’s senior management and employees during the years 2018, 2019, and 2020, and granted but unvested shares as of December 31, 2018, 2019, and 2020.

	Year ended December 31,			As of December 31,
	2018	2019	2020	2018	2019	2020
	Granted shares in units			Granted but unvested shares in units
Senior Management	29,343	26,425	36,806	70,603	56,687	64,204
Employees	90,497	90,169	139,406	189,945	190,244	229,684
Total	119,840	116,594	176,212	260,548	246,931	293,888

6. C        Board Practices

Board Structure

Credicorp Ltd.’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp Ltd.’s Bye-laws, is composed of nine members. As of April 28, 2021, five Directors are independent. Directors may be, but are not required to be, shareholders. Directors are elected, and their remuneration is determined, at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. Currently Directors were elected at the Annual General Meeting of Shareholders held on June 5, 2020 and will hold office until the Annual General Meeting of Shareholders in 2023. The Board of Directors has the power to appoint any person as a Director to fill a vacancy as a result of the death, disability, disqualification, or resignation of any Director for the remainder of such Director’s term. Pursuant to Credicorp’s Bye-laws, the required quorum for business to take place during a Board meeting is the simple majority of the Directors. A resolution in writing signed by all directors will be valid as if it had been passed at a Board meeting duly called and constituted. For further details, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.A Directors and Senior Management”.

Board Decision-making

For the purposes of complying with the Bermuda Government’s Economic Substance regulations, the Board of Directors decided to limit its decisions to matters pertaining to the strategy, objectives, and goals of the Company, as well as main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of main expenses, investments, and acquisitions and dispositions, among other decisions of a “passive” nature related to the Company, beginning in October 29,2020.

The Board of Directors of Grupo Credito S.A., a subsidiary of Credicorp, will have the authority to make “active” decisions pertaining to Credicorp’s subsidiaries, such as making relevant strategic or management decisions, incurring expenditures on behalf of affiliates, coordinating group activities, and providing credit facilities to its affiliates.

Board Committee Structure

The Boards of Directors (and Board Committees) of each of Credicorp and Grupo Credito are composed of the same individuals and the management structure in both companies has been standardized. Credicorp’s and Grupo Credito’s Board of Directors, acting on the recommendation of the Chairman, decides on the appointment, ratification or removal of committee members. Directors who are members of committees are appointed to an initial term of up to three-years and maintain such appointments only while a member of the Board. Regarding Board Committees, the Board of Directors of each of Credicorp and Grupo Credito, designates a chairperson among its members and approves the respective charters.

On February 5, 2020, the Board of Directors agreed to simplify the structure of its committees, reducing the number of committees from seven to four. As a result, the Executive Committee and the Investment Committee were eliminated, and the Remuneration and Compensation Committees and the Nominating Committee were integrated.

On June 3, 2020, the Board of Directors approved new criteria to define which Directors are categorized as Independent. International references for best practice were utilized to improve and broaden the Independence criteria. The new scope can be found in Credicorp’s Corporate Governance Policy, which is available on Credicorp’s web page.

On June 5, 2020, at the Annual General Shareholders Meeting, the shareholders of Credicorp approved an amendment to Credicorp’s Bye-laws to increase the size of the board from 8 to 9 members. On October 16th, in the Special General Meeting of Shareholders, Leslie Pierce was elected to serve as the 9th member of Credicorp’s Board of Directors for the period 2020-2023. For further information, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.A Directors and Senior Management”.

For the purposes of complying with the Bermuda Government’s Economic Substance regulations, Credicorp’s Board of Directors decided to limit its decisions to matters pertaining to the strategy, objectives and goals of the Company, as well as main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of main expenses, investments, and acquisitions and dispositions, among other decisions of a “passive” nature related to the Company, beginning in October 29, 2020.

The authority to make “active” decisions pertaining to Credicorp’s subsidiaries, such as making relevant strategic or management decisions, incurring expenditures on behalf of affiliates, coordinating group activities, and providing credit facilities to its affiliates, will be taken by the Board of Directors of Grupo Credito S.A., a subsidiary of Credicorp.

On December 17, 2020, the Board of Directors of Credicorp approved an initiative to broaden the scope of the Corporate Governance Committee and was renamed to “Sustainability Committee” to reflect its goal to lead and supervise Credicorp’s Sustainability program. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview – Our ESG Approach.”

Credicorp’s Board of Directors has established the following Committees:

(1)	The Audit Committee was created on October 31, 2002.

(2)	The Corporate Governance Committee was created on June 23, 2010. On December 17, 2020 it expanded its functions and renamed as the Sustainability Committee.

(3)	The Compensation and Nominations Committee was formed on June 5, 2020 because of the integration of the Compensation Committee (created on January 25, 2012) and the Nominations Committee (created on March 28, 2012).

(4)	The Risk Committee was created on March 28, 2012.

(1) Audit Committee

The Audit Committee is manned by three Directors from Credicorp. The Committee must include at least one member who is considered to be a financial expert. The Chairman must not be a member of the Committee. All members of the Committee must be independent, according to the definition of independence set forth by the SEC. In order to be considered independent pursuant to the Exchange Act, an Audit Committee member must not (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from Credicorp or any of its subsidiaries beyond the compensation paid to him or her in his/her capacity as a Director with the exception of retirement plans that meet the conditions established by the SEC; (ii) be an affiliated person of Credicorp or its subsidiaries (that is, must not own or control, directly or indirectly, more than 10% of the Company’s voting shares and must not be an executive officer of Credicorp) according to Rule 10A-3 under the Securities Exchange Act of 1934 and the U.S. Securities and Exchange Commission - SEC).

Credicorp’s Audit Committee is responsible for selecting our independent external auditors, who are appointed at the Annual General Shareholders’ Meeting, and for reviewing the scope and results of internal and external audits and engaging in any follow-up actions. The Audit Committee also (i) reviews compliance with our system of internal control and financial controls, (ii) reviews our annual financial statements before their presentation to regulatory bodies, (iii) oversees the integrity of financial statements, as well as the preparation of audits, (iv) oversees compliance with applicable law and regulations, and (v) establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, fraud and ethics, through Credicorp’s Complaint System. There are currently three members on the Audit Committee: Ms. Patricia Lizarraga Guthertz (financial expert, independent, Chairwoman since June 2020 and Member since May 2017), Ms. Maite Aranzabal Harreguy (independent, member of the Audit Committee since June 2020) and Mr. Irzio Pinasco Menchelli (independent, member of the Audit Committee since June 2020). In June 2020, Mr. Raimundo Morales Dasso was named advisor to this committee. In December 2016, in accordance with best practices, the Audit Committee appointed Mr. Ricardo Bustamante Gonzalez, BCP’s former Technological and Digital Strategy Manager, as its IT Advisor. In 2020, Credicorp’s Audit Committee held twelve meetings.

The Board of Directors has also assigned the Audit Committee the responsibility of overseeing the audit committees at all of Credicorp’s subsidiaries, to the extent permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee for all Credicorp subsidiaries, with the exception of Credicorp Capital Colombia (Colombia), Credicorp Holding Colombia (Colombia) and Credicorp Capital Chile (Chile), Mibanco Colombia (formerly Bancompartir) (Colombia), BCP Bolivia and ICBSA, which are bound by special audit committee requirements set by local regulators. The Audit Committee receives periodic information from the chief audit executive for all of Credicorp’s subsidiaries, including Credicorp Capital Colombia, Credicorp Holding Colombia, Credicorp Capital Chile, Mibanco Colombia (Formerly Bancompartir), BCP Bolivia and ICBSA. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries’ systems of internal control. For further information, please refer to “Item 16G. A The New York Stock Exchange – Corporate Governance.”

(2) Sustainability Committee

On December 17, 2020, the Board of Directors renamed the Corporate Governance Committee as the Sustainability Committee.

Credicorp’s Sustainability Committee is comprised of six Directors from Credicorp or its subsidiaries. At least two members should be independent and one of them chairs the Committee. The current members of the Sustainability Committee include: Ms. Maite Aranzabal (Chairwoman, independent), Mr. Fernando Fort (non-independent), Mr. Antonio Abruña (independent), Ms. Patricia Lizarraga (independent), Mr. Leslie Pierce (non-independent), and Ms. Barbara Bruce (independent Director of BCP Stand-alone). In 2020, Credicorp’s Sustainability Committee held three meetings.

The Sustainability Committee is responsible, among other functions, for (i) proposing to the Board of Directors good corporate governance practices to be implemented throughout the Company; (ii) reviewing Credicorp’s Sustainability and ESG strategy and initiatives, and following up its most relevant activities, including the Sustainability program; and (iii) supervising the development of the strategic initiatives of the Corporate Compliance and Ethics Programs, establishing and overseeing the ethics line and ensuring the adequate attention to conflicts of interest or ethics of Directors and senior executives, as well as transparency in relationships with related parties.

(3) Compensation and Nominations Committee

Until June 5, 2020, Credicorp’s Board of Directors had separate committees for Compensation and Remunerations, and Nominations. These committees were subsequently combined to form the Compensation and Nominations Committee.

Credicorp’s Compensation and Nominations Committee consists of four Directors from Credicorp. At least two members should be independent and one of them chairs the Committee. The current members of the Compensation Committee include: Mr. Alexandre Gouvêa (Chairman, independent), Mr. Luis Romero Belismelis (non-independent), Mr. Raimundo Morales Dasso (non-independent) and Mr. Antonio Abruña Puyol (independent). Before June 2020, the Nominations Committee held seven meetings and the Compensation and Remuneration Committee held two meetings. After June 2020, Credicorp’s Compensation and Nominations Committee held five meetings.

Credicorp does not have a fully independent Compensation and Nominations Committee. When the Committee was created, the Board of Directors determined that the most important criterion to select Directors to serve on the Committee was deep knowledge of the organization and its people, which, coupled with the leadership and continuity provided by senior management, ensures that the organization functions efficiently. The Board of Directors believes that each individual on the Committee makes quality, independent judgments in the best interests of Credicorp with regard to all relevant issues and that the committee’s structure currently represents the best possible configuration to ensure that goals are met.

The Compensation and Nominations Committee is responsible for (i) defining, reviewing and approving compensation for the main executives and managers of Credicorp; (ii) proposing to the Board of Directors of Credicorp, for submission to the General Meeting of Shareholders, the attendance fees and remuneration levels of the members of the Boards of Directors and Committees of Credicorp; and (iii) selecting and recommending to the Board of Directors the candidates to be proposed to the General Meeting of Shareholders of Credicorp.

(4) Risk Committee

Credicorp’s Risk Committee’s consists of four Directors from Credicorp or its subsidiaries. At least one member must be independent. The current members of the Risk Committee include: Mr. Raimundo Morales Dasso (Chairman, non-independent), Mr. Luis Romero Belismelis (Chairman of the Board of Directors, non-independent), Mr. Alexandre Gouvêa (independent), and Mr. Pedro Rubio Feijoo (non-independent Director of BCP and other subsidiaries). In 2020, Credicorp’s Risk Committee held seventeen meetings.

The Risk Committee’s duties are: (i) acknowledging and informing Credicorp’s Board of Directors the level of compliance with the risk appetite and the level of exposure assumed by the Group; and (ii) acknowledging the relevant improvements in the comprehensive risk management of the Group.

6. D     Employees

As of December 31, 2020, Credicorp had 36,806 employees (including full-time and part-time employees), as set forth in the following table:

As of December 31,
	2018	2019	2020
Universal Banking
BCP Stand-alone (1)	16,638	17,005	16,770
Inversiones Credicorp Bolivia (ICBSA) (2)	1,777	1,802	1,724
Microfinance
Mibanco	10,335	11,553	10,781
Mibanco Colombia (3)	424	527	2,076
Insurance and Pensions
Grupo Pacifico (4)	2,842	2,904	2,984
Prima AFP	663	616	631
Investment Banking and Wealth Management
ASB	136	147	167
Credicorp Capital Ltd. (5)	1,166	1,216	1,601
Others
Grupo Credito (6)	43	58	72
Total Credicorp	34,024	35,828	36,806

(1)	BCP Stand-alone includes employees from BCP Miami and BCP Panama.
(2)	ICBSA includes BCP Bolivia, Credibolsa, Credifondo, Crediseguro Seguros Personales and Crediseguro Seguros Generales.
(3)	Mibanco Colombia is a result of the merger of Encumbra and Bancompartir.2018 and 2019 figures only includes Encumbra employees.
(4)	Does not include the employees of the acquired private hospitals. Pacifico corporate health insurance employees are not included since 2015.
(5)	Includes Credicorp Capital Colombia, Credicorp Capital Chile, Credicorp Capital Securities, Credicorp Capital USA and Credicorp Capital Peru.
(6)	Started operations in April 2018. Previously called Credicorp Peru.
263

All bank employees in Peru have the option of belonging to an employee union. The last strike of employees of BCP Stand-alone occurred in 1991 and did not interfere with our operations. In July 2013, we were informed of the establishment of the BCP Stand-alone independent employee union, which represented 0.17% of the BCP Stand-alone’s employees at that time. Today, the employee union represents 0.82% of the total employees of BCP Stand-alone. The relationship with this union has been cordial with an agreement in April 2016, an arbitration award and collective bargaining agreement valid from August 2016 to December 2018, and a last collective bargaining agreement that run from January 2019 to December 2020.

6. E     Share Ownership

•	Board of Directors

The following persons were beneficial owners of the listed numbers of common shares of Credicorp Ltd. (as the term “beneficial owner” is defined in Form 20-F) as of December 31, 2020.

Director	Share Ownership		Percentage
Luis Enrique Romero B.	12,212,591	(1)	12.94%
Raimundo Morales D.	-		-
Fernando Fort M.			Less than 1%
Patricia Lizarraga G.	-		-
Antonio Abruña P.	-		-
Maite Aranzábal H.	-		-
Alexandre Gouvea	-		-
Irzio Pinasco M.	-		-
Leslie Pierce D.	-		-

(1) Includes beneficially owned shares of the Romero family (Mr. Luis Enrique Romero B. and their family or companies owned or controlled by them).

Common shares held by our Directors and our senior management does not have voting rights different from shares held by our other shareholders. As of December 31, 2020, there are no stock options granted by Credicorp to acquire any of Credicorp’s outstanding common shares.

•	Senior Management

Excluding Mr. Luis Romero Belismelis, our Executive Chairman, whose share ownership is set forth above, as of December 31, 2020, members of our senior management, as defined in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES” own 154,437 Credicorp shares, which represents 0.16% of our total outstanding shares. While each member of our senior management owns Credicorp shares, none (other than our Executive Chairman) owns more than 1% of our total outstanding shares.

•	Employees

As of December 31, 2020, Credicorp’s employees, excluding the senior management, own 866,136 Credicorp shares (granted by Credicorp as part of Credicorp’s long-term compensation program for its key employees and purchased by Credicorp’s employees), which represents 0.92% of our total outstanding shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A     Major Shareholders

As of December 31, 2020, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP Stand-alone and Grupo Pacifico were transferred to ASHC in April 2004. The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 2, 2021.

Owner	Common Shares	Percent of Class(1)
Atlantic Security Holding Corporation	14,620,846	15.49%
Romero family (2)	12,212,591	12.94%

(1)	As a percentage of all issued and outstanding shares (including shares held by ASHC).

(2)	It includes common shares directly or indirectly owned by Luis Romero Belismelis and his family or companies owned or controlled by them. Mr. Romero B. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders. Each share has right to one vote, including the shares owned by Atlantic Security Holding Corporation.

Approximately 11.39% of Credicorp’s total issued and outstanding common shares are currently held in 4,302 individual accounts with Cavalli, a Peruvian securities clearing company.

As of December 31, 2020, Credicorp had 79,467,583 floating common shares (excluding the 14,620,846 shares held by ASHC and 293,888 shares held by Credicorp’s subsidiaries that correspond to Credicorp’s long-term compensation program for its key employees). For more details regarding our treasury stock see Note 18 (b) to our consolidated financial statements. Approximately 76.87% of the 94,382,317 Credicorp’s issued common shares were held in the United States. There were approximately 53 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2018, 2019 and 2020 include transactions with related parties, including (i) related companies such as associates or others, (ii) its Board of Directors, (iii) its senior management, (iv) close members of the families of its Directors or members of its senior management and (v) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

The following table shows Credicorp’s main transactions with related companies as of and for the years ended December 31, 2018, 2019 and 2020.

	As of or for the year ended December 31,
	2018	2019	2020
	(in thousands of soles)
Statement of financial situation
Direct loans	2,594,712	1,657,206	1,909,516
Investments (1)	775,397	935,286	1,165,661
Deposits (2)	(425,938)	(751,990)	(1,582,412)
Derivatives at fair value	890	4,984	4,408

Statement of income -
Interest income related to loans – income	28,384	28,477	57,373
Interest expense related to deposits - expense	(9,573)	(10,377)	(17,212)
Non-interest income	8,088	9,698	24,411

Off-balance sheet
Total performance bonds, and stand-by letters of credit	325,427	373,865	431,089

(1)	The balance includes mainly S/167.1 million of shares and S/200.3 million of bonds issued by Alicorp S.A.A., S/153.0 million of bonds issued by Cementos Pacasmayo S.A., and S/280.8 million of shares of Inversiones Centenario. The increase in the balance corresponds mainly to the acquisition of corporate bonds issued by Alicorp S.A.

(2)	It corresponds to deposits of legal and natural persons. The increase corresponds mainly to higher deposits from related companies Inversiones Piuranas, Inversiones Centenario and Cementos Pacasmayo among other variations.
266

Credicorp has entered into these transactions with related parties in the ordinary course of business and in accordance with normal market terms, including interest rate and collateral, which were available to other customers for comparable transactions at that time, and they did not involve more than the normal risk of collectability or present other unfavorable features. Outstanding loan balances at year-end were guaranteed by the related party. On December 31, 2020, direct loans to related companies were secured by collateral, which had maturities between January 2021 and March 2036, at an annual soles average interest rate of 5.33% and at an annual foreign currency average interest rate of 4.45% (as of December 31, 2019, maturities were between January 2020 and December 2028, and the annual soles average interest rate was 6.21% and the annual foreign currency average interest rate was 5.7%). As of December 31, 2020, we recorded an S/9.1 million allowance for loan losses for doubtful debt in connection with loans to related parties. As of December 31, 2019, this provision amounted to S/12.6 million. The amount of this provision is adjusted on a continuous basis and based on the financial position of each related party and the market in which it operates.

As of December 31, 2020, the related company that had the largest debt balance of direct loans with Credicorp was in the real estate sector with a total balance of S/239.0 million. This balance included short-term financing, as well as medium-term operations. Interest rates of the operations ranged from 6.05% to 6.33% in soles and from 2.80% to 3.08% + Libor 3 million in dollars. As of December 31, 2019, the related party with the largest debt balance of direct loans with Credicorp, was a manufacturing company with a total balance of S/322.3 million. This balance included short-term financing, as well as medium and long-term operations. Interest rates of the most relevant operations ranged from 2.20% to 7.50% in soles.

As of December 31, 2018, 2019 and 2020, Credicorp’s Directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law No. 26702, which regulates and limits certain transactions with employees, Directors and officers of a bank and insurance company. On December 31, 2018, 2019 and 2020, direct loans to employees, Directors, senior management, and their family members amounted to S/1.0 billion, S/1.0 billion and S/1.1 billion, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to Directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

In 2020, Credicorp and subsidiaries made payments totaling approximately US$45.2 million to the following related suppliers: Hermes Transportes Blindados, McKinsey & Company Peru Inc., Grupo Romero and subsidiaries, Grupo Centenario and subsidiaries, ENEL Distribucion Peru SAA. and Entel Peru S.A. This information is disclosed in accordance with our Corporate Policy on Related Parties, which came into effect in December 2019.

7. C     Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8. A     Consolidated Statements and Other Financial Information

Our annual consolidated financial statements, audited by an independent registered public accounting firm and accompanied by an audit report, are included beginning on page F-1 of this Annual Report.

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

The following is a description of material litigation in which we or our subsidiaries are engaged in as of the date of this Annual Report, or that has had, in the recent past, significant effects on the Company’s financial position or profitability.

Madoff Trustee Litigation. In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary, ASB, in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120 million in principal amount, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry) together with fees, costs, interest and expenses. The Madoff Complaint seeks the recovery of these redemptions from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. On or about June 1, 2020, the United States Supreme Court denied the petition for a writ of certiorari. Following the denial of the petition for writ of certiorari, the judgment for dismissal by the Bankruptcy Court was vacated and the matter was remanded back to the Bankruptcy Court. The case now remains pending in the Bankruptcy Court. While Management believes that ASB has substantial defenses against the Madoff Trustee’s claims and intends to defend against any action by the Madoff Trustee, following a recent decision by the US Supreme Court not to hear an appeal, certain defenses are no longer available, and therefore, Management believes that a provision at this time would be prudent.

Fairfield Litigation. In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint against ASB (the Fairfield Complaint) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million in principal amount from ASB, representing the amount of ASB’s redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation as described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield v. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation, the Fairfield v. ASB Adversary Proceeding and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB, filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB and other defendants, in May 2019. The appeal remains pending. Management believes that ASB has defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

(2) Government Investigations

The former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former Chairman testified on November 18, 2019, and our Vice Chairman testified on December 9, 2019. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fujimori 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

The former Chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the Peruanos Por el Kambio campaign. These contributions were made in compliance with both Peruvian electoral law and Credicorp’s own political contributions guidelines, adopted in 2015. These guidelines provided details on the procedures for obtaining approval for contributions and outlined the specific required conditions for transparent contributions.

The Peruvian SMV has initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV has recently notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance Resolutions on these proceedings. The mentioned Resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a consequence of these sanctioning processes. Credicorp, BCP, Mibanco and Grupo Pacifico have appealed the Resolutions.

Additionally, the SBS conducted a special analysis regarding the political contributions case of the three subsidiaries (BCP Stand-alone, Mibanco and Grupo Pacifico), with which these subsidiaries have cooperated. The SBS has initiated a sanctioning process against BCP on August 5, 2020. BCP responded on August 25, 2020. The SBS has recently notified BCP with first instance Resolution on this proceeding. The mentioned Resolution imposed a fine on BCP in the amount of US $482,000. BCP has already paid the fine and therefore the process has concluded.

Credicorp believes that neither the contributions disclosed by our former Chairman and the current Vice Chairman in 2019 nor the related SMV sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either of the contributions will have a material effect on the Company’s business, financial position or profitability.

(3)	Regulatory Sanctions

The ANPDP recently imposed a fine on BCP Stand-alone in the amount of approximately US$48 thousand, or S/173.8 thousand4, on the basis that BCP had breached confidentiality under the Peru’s Data Protection Law through cybersecurity incidents. It also imposed a corrective measure to replace the credit cards and debit cards of those whose information was exposed as a result of the cybersecurity incidents.

The SBS recently imposed a fine on BCP Stand-alone in the amount of ninety ninety UIT (or S/396 thousand) for serious infringement related to personal data protection. The company’s management acknowledged the infringement and adopted all necessary measures to prevent any further occurrence.

(4)	Dividend Policy

Under Bermuda law, a dividend may only be declared and paid if the Company is able to (i) pay its liabilities as they become due, and (ii) the realizable value of its assets is not less than the aggregate value of its liabilities.

Each year, the Company intends to declare and pay dividends in cash of at least 25% of the Company’s consolidated net profits based on the last audited financial accounts. The Board of Directors shall take into consideration the following when deciding to distribute dividends:

•	The availability of dividends from the Company’s subsidiaries;

•	Whether the declaration and payment of dividends would cause the Company to breach any applicable laws or adversely impact the equity growth requirements of the Company or its subsidiaries;

•	Financial performance of the Company;

•	General business and economic-financial conditions affecting the Company; and

•	Any other factors that the Board may deem relevant.

The Board of Directors may in its sole discretion declare and pay a dividend below 25%, if any of the aforementioned conditions are not met. Subject to the foregoing, it is expected that dividend payments are to be made once a year within 90 calendar days of the meeting held by the Board to approve the dividend declaration. No interim dividends are to be paid. This policy has been in force since 2016 and it will continue to be applicable until amended or rescinded by the Board of Directors. For further details about the risk associated with our ability to pay dividends, please refer to “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us.”

4 An exchange rate of 3.6210 soles per dollar was used.

The following table shows the cash and stock dividends that we paid based on the results of our operations in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00
2014	94,382,317	US$	2.1873	0.00
2015	94,382,317	US$	2.3160	0.00
2016	94,382,317	S/	12.2865	0.00
2016(1)	94,382,317	S/	15.7000	0.00
2017(2)	94,382,317	S/	14.1726	0.00
2018(3)	94,382,317	S/	20.0000	0.00
2019(4)	94,382,317	S/	30.0000	0.00
2020(5)	94,382,317	S/	-	0.00

(1)	At a meeting held on October 25, 2017, the Board of Directors declared an extraordinary cash dividend of S/15.700 per common share. The cash dividend was paid in US Dollars using the weighted exchange rate of S/3.2400 per US Dollar registered by the SBS for the transactions at the close of business on November 22, 2017. The US Dollar dividend amount was rounded up to four decimals; therefore, the dividend paid per share was US$4.8457 per share. The aforementioned cash dividend was paid on November 24, 2017 to those shareholders that were registered as shareholders of Credicorp as of the close of business on November 14, 2017.

(2)	At a meeting held on February 28, 2018, the Board of Directors declared a cash dividend of S/14.1726 per common share. The cash dividend was paid in US Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 9, 2018. The US Dollar dividend amount was rounded up to four decimals. The aforementioned cash dividend was paid on May 11, 2018 to those shareholders that were registered as shareholders of Credicorp as of the close of business on April 18, 2018.

(3)	At a meeting held on February 27, 2019, the Board of Directors declared a cash dividend of S/20.0000 per common share. The cash dividend was paid in US Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 8, 2019. The US Dollar dividend amount was rounded up to four decimals. The aforementioned cash dividend was paid on May 10, 2019 to those shareholders that were registered as shareholders of Credicorp as of the close of business on April 16, 2019.

(4)	At a meeting held on February 27, 2020, the Board of Directors declared a cash dividend of S/30.0000 per common share. The cash dividend will be paid in US Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 8, 2020. The US Dollar dividend amount will be rounded up to four decimals. The aforementioned cash dividend was paid on May 8, 2020 to those shareholders that were registered as shareholders of Credicorp as of the close of business on April 13, 2020.

(5)	At a meeting held on February 25, 2021, the Board of Directors discussed the probability of approving a distribution of dividends for the results obtained in 2020. Due to the uncertainty in the health and economic expectations of Peru and the countries in which we operate, this decision will be defined in the following directories agreed during 2021, taking into account the evolution of the pandemic and its possible impact on the solvency, liquidity and profitability of Credicorp.

8. B      Significant changes

There have not been any significant changes since the date of our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

9. A     Offer and Listing Details

Our common shares have been traded on the NYSE since October 25, 1995. Our common shares also trade on the BVL. They are quoted in US Dollars and trade under the symbol BAP on both exchanges.

As of December 31, 2020, Credicorp had issued 94,382,317 registered common shares with a nominal par value of US$5.00 per share. Under Credicorp’s Bye-laws, any holder of such shares is entitled to one vote per share, to such dividends as the Board of Directors may from time to time declare and to the surplus assets of Credicorp in the event of a winding-up or dissolution. Credicorp’s shareholders do not have preemptive purchase rights under the Company’s Bye laws.

9. B     Plan of Distribution

Not applicable.

9. C     Markets

The BVL is the principal non-U.S. trading market for our common shares.

(1) Trading

As of December 2020, there were 267 companies listed on the BVL, which is Peru’s only securities exchange established in 1970. Trading on the BVL is primarily done on an electronic trading system, though trading may also occur in an open outcry auction floor session. Trading hours occur from Monday through Friday as follows:

From the second Sunday of March through the first Sunday of November of each year:	Opening session:	08:20	-	08:30
	Trading I:	08:30	-	14:22
	Trading II	14:22	-	14:52
	Closing session:	14:52	-	15:00
	Closing Price publication	15:00	-	15:02
	Trading at closing price:	15:02	-	15:10
From the first Sunday of November through the second Sunday of March of each year:	Opening session:	09:00	-	09:30
	Trading I:	09:30	-	15:22
	Trading II	15:22	-	15:52
	Closing session:	15:52	-	16:00
	Closing Price publication	16:00	-	16:02
	Trading at closing price:	16:02	-	16:10

Transactions during both the open trading and the electronic sessions are executed through brokerage firms and stockbrokers on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order in which they were received. The orders specify the type of security ordered or offered as well as the amounts and price of the sale or purchase. In general, share prices are permitted to increase or decrease up to 15% for Peruvian companies, and up to 30% for foreign companies, within a single trading day.

For the first nine months of 2020, the world economy and several markets were hit by the COVID-19 pandemic. According to the BVL, over the first part of the year, stock markets were marked by uncertainty given the shutdown measures imposed to contain the spread. However, over the following months, the market stabilized, initiating an economic recovery process following fiscal and monetary stimulus packages implemented by various governments and the creation of the COVID-19 vaccines.

In the last month of 2020, the equities race in the global market continued. Nevertheless, the increase in daily cases and hospitalizations with the new COVID-19 virus variant and increasing China-US trade tensions limited gains of the stock exchanges. Locally, bullish trends continued, as a result of solid gains in the mining and consumer industries and a growth in the traded amounts and the total number of transactions traded on the BVL.

The total amount traded on the BVL was US$5.8 billion in 2020, US$5.5 billion in 2019 andUS$6.2 billion in 2018. These figures are still far from the record level obtained in 2007, in which trading volume reached US$12.4 billion. The Peruvian stock market capitalization amounted to US$165.5 billion in 2020 compared to US$162.0 billion in 2019 and US$142.4 billion in 2018. The General Index of the Lima Stock Exchange (Indice General de la Bolsa de Valores de Lima or IGBVL by its Spanish initials) closed at 20,822.15 points at the close of the last trading day in 2020 (an increase of 1.44% compared to the close of the last trading day 2019).

(2) Market Regulation

The Securities Market Law (Legislative Decree 861) addresses matters such as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies. The SMV, a governmental entity attached to the MEF, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while the BVL and its member firms were given the status of self-regulatory organizations. Additionally, a unified system of guarantees and capital requirements was established for the BVL and its member firms.

The SMV is governed by a five-member board, which includes an Independent Director and the Superintendent, both of whom are appointed by the government. SMV has broad regulatory powers, which include studying, promoting, and establishing rules for the securities market, supervising its participants, and approving the registration of public offerings of securities.

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

On August 22, 1995, the SMV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the BVL. On October 25, 1995, we became the first non-Peruvian company to list our shares on the BVL. For further details, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”.

Pursuant to the Securities Market Law, the BVL must maintain a guarantee fund that is funded by its member firms. The actual contributions to be made by the 24 member firms of the BVL are based on volume traded over the exchange. In addition to the guarantee fund managed by the BVL, each member firm is required to maintain a guarantee for operations carried out outside the exchange in favor of SMV. Such guarantees are generally established through bank guarantees issued by local banks.

9. D     Selling Shareholders

Not applicable.

9. E     Dilution

Not applicable.

9. F      Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10. A  Share Capital

Not applicable.

10. B  Memorandum of Association and Bye-laws

Credicorp Ltd.’s registration number with the Registrar of Companies of Bermuda is 21045.

The following sections set forth certain information concerning Credicorp’s Board of Directors and our share capital, and a summary of certain significant provisions of Credicorp’s Memorandum of Association and Bye-laws and Bermuda corporate law. This description does not purport to be complete and is qualified by reference to Credicorp’s Memorandum of Association and Bye-laws and to applicable corporate law. For further information on Credicorp’s current Bye-laws, as amended in 2020, see Exhibit 1.1 to this Annual Report.

(1)    Credicorp Ltd.’s Objects

The objects under which Credicorp is formed and incorporated under its Memorandum of Association are:

(1)	To act and perform all the functions of a holding company in all of its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which Credicorp or any subsidiary company is a member or which are in any manner controlled directly or indirectly by Credicorp;

(2)	To carry on the business of an investment company and for that purpose to acquire and hold, whether in the name of Credicorp or in that of any nominee, shares, stocks, debentures, debenture stock, bonds, notes, obligations, and securities issued or guaranteed by any company however incorporated or carrying on business; and

(3)	Certain other standard objects of Bermuda exempted companies as set out in the Second Schedule to the Bermuda Companies Act 1981.

Credicorp’s business falls within the scope of its objects under its Memorandum of Association.

(2)    Directors

Credicorp’s business is managed and conducted by the Board of Directors, which is fixed by Credicorp’s Bye-laws at nine Directors. For additional information regarding the membership and operation of Credicorp’s Board of Directors, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6. A Directors and Senior Management” and “– 6. C Board Practices”.

Each Director holds office for a period (the Election Period) commencing at the annual general meeting in which the Director was elected and ending at the annual general meeting in the third successive year of his election or until his successor is elected or appointed subject to his office being vacated. At any general meeting, the shareholders may authorize the Board to fill for the remainder of the Election Period any vacancy in their numbers left unfilled at the general meeting. Shareholders in a general meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy on the Board for the remainder of the Election Period occurring as a result of the death, disability, disqualification or resignation of any Director.

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

Directors’ remuneration is determined by Credicorp’s shareholders in general meetings. Directors may also be paid all travel, hotel, and other expenses properly incurred in attending meetings of the Board of Directors, meetings of any committee appointed by the Board of Directors, general meetings of the Company, or any meetings in connection with the business of the Company or their duties as Directors generally.

Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in a professional capacity for Credicorp, and such Director or such Director’s firm, partner or such company may be entitled to remuneration for professional services as if such Director were not a Director, provided that a Director or Director’s firm, partner or such company is not authorized to act as auditor of the Company.

The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled share capital, or any part thereof. The Board of Directors may also issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.

(3)    Common Shares

Credicorp’s Bye-laws provide for its share capital to be a single class of common shares, with a par value of $5.00 per share, subject to any resolution of the shareholders to the contrary. To date, Credicorp has issued 94,382,317 common shares with a par value of US$5.00 per share, each fully paid.

Under Credicorp’s Bye-laws, any holder of Credicorp’s common shares is entitled to one vote per share, such dividends as the Board of Directors may from time to time declare, and the surplus assets of Credicorp in the event of winding-up or dissolution. Unclaimed dividends do not earn interest. Dividends unclaimed for three years after they are declared revert back to the Company, and shareholders do not have any rights to such dividends. For more information regarding Credicorp’s dividend policy and applicable Bermuda law, refer to “ITEM 8. FINANCIAL INFORMATION – 8. A Consolidated Statements and Other Financial Information (3) Dividend Policy”.

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

Under the Companies Act 1981 of Bermuda, shareholders may resolve in a general meeting to reduce paid-up share capital that is in excess of the Company’s requirements. Upon such a shareholder resolution reached in accordance with Credicorp’s Bye-laws, the Company must publish notice in a newspaper 15 to 30 days before the reduction in share capital is to become effective, stating (i) the amount of share capital as last determined by the Company; (ii) the amount by which the share capital is to be reduced; and (iii) the date on which the reduction will become effective. Then, the Company may proceed to reduce its share capital in any way, including by (a) extinguishing or reducing the liability on any of its shares in respect of capital not paid up; (b) with or without extinguishing or reducing liability on any of its shares, cancel any paid up capital that is lost or unrepresented by available assets; or (c) with or without extinguishing or reducing liability of any of its shares, and with or without reducing the number of such shares, pay off any paid-up capital that is in excess of the requirements of the Company. Subject to Credicorp’s Bye-laws, when share capital is to be reduced by cancellation of part of a class of shares, the shares to be cancelled must be selected (a) by lot, in such manner as the Directors determine; (b) as nearly as may be in proportion to the number of shares of the class registered in the name of each shareholder; or (c) in such other manner as the Directors, with the consent of the majority of shareholders of the share class to be cancelled, determine. When shares are to be cancelled to reduce the Company’s share capital, the shares shall be acquired at the lowest price at which the shares are obtainable, in the opinion of the Directors, but not exceeding an amount, if any, stated in the Bye-laws. Credicorp’s Bye-laws do not state any amount or price at which shares are to be cancelled when undertaking a share capital reduction of this kind. There are no conditions in our Memorandum of Association or Bye-laws governing changes in our share capital that are more stringent than those required under Bermuda law.

The rights of Credicorp’s shareholders can be changed by amendment of Credicorp’s Bye-laws. Amendments, rescissions or alterations to Credicorp’s Bye-laws generally require approval by a resolution of its Board of Directors and a resolution of the shareholders passed by a majority of the votes cast in accordance with the provisions of the Bye-laws. Amending Bye-laws 4.11 and 4.23 of Credicorp’s Bye-laws, regarding the number of Directors, tenure, election process and filling of vacancies, among other matters, requires affirmative votes of at least two-thirds of the total issued voting shares of the Company. Bye-law amendments may be made at a general meeting or at a special meeting.

Credicorp’s annual general meeting is held each year to consider and adopt resolutions, to receive the report of the auditors and the consolidated financial statements for the last financial year, to elect Directors, to consider fees payable to Directors, to appoint auditors and to consider other matters properly brought before the meeting. At least fourteen days’ notice of an annual general meeting is given to each shareholder. Notice of an annual general meeting will state the date, place and time at which the meeting is to be held, that the election of Directors will take place at the meeting, and as far as practicable, the other business to be conducted at the meeting. At least ten days’ notice of a special general meeting is given to each shareholder. Notice of a special general meeting will state the date, time, place and the general nature of the business to be considered at the meeting. Subject to the provisions of the Bermuda Companies Act 1981 and Credicorp’s Bye-laws, any question proposed for the consideration of the shareholders at any general meeting will be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of Credicorp’s Bye-laws. In the case of a tie, the resolution fails.

No limitations on the rights to own our securities, or on the rights of non-resident or foreign shareholders to hold or exercise voting rights on those securities, are imposed by the Companies Act 1981 of Bermuda or by the Memorandum of Association, or Bye-laws of Credicorp.

There is no provision of the Company’s Memorandum of Association or Bye-laws that would delay, defer or prevent a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

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

Under Peruvian securities market regulation, any issuer with shares registered in a centralized exchange, such as Credicorp, must present to the SMV a list of its shareholders who hold more than 0.5% of its capital stock and update the list within the first 15 calendar days of the following month in which a change occurs. The issuer also must update the Securities Market Public Register with information on shareholders holding 4% or more of its share capital following any change.

10. C   Material Contracts

As of the date hereof, we have not, nor have our subsidiaries, entered into any material contracts in the immediately preceding two years other than those contracts entered into in the ordinary course of our business.

10. D   Exchange Controls

We rely almost exclusively on dividends from Grupo Credito, BCP Stand-alone, BCP Bolivia, ASHC, Grupo Pacifico, Credicorp Capital, and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent that our subsidiaries are legally restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

Although substantially all of the clients of BCP Stand-alone, ASB, and Grupo Pacifico are located in Peru, as of December 31, 2020, approximately 28.6% of BCP Stand-alone’s loan portfolio, 100.0% of ASB’s loan portfolio, and 49.0% of Grupo Pacifico’s written premiums were denominated in US Dollars (35.4%, 99.9% and 43.9%; and 38.4%, 100.0% and 54.7% in 2019 and 2018, respectively).

Since March 1991, there have been no exchange rate controls in Peru, and all foreign exchange transactions are based on market exchange rates. The Peruvian Constitution establishes equal treatment between national and foreign investment in Article 63, and Legislative Decree No 662 allow foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by the Company. These investors are allowed to purchase foreign exchange at market exchange rates through any member of the Peruvian banking system.

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$74,707 million or 37% of GDP as of December 31, 2020) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company – 4.B Business Overview – (7) Peruvian Government and Economy”.

We have been designated as a non-resident corporation for Bermuda exchange control purposes. Therefore, there are no restrictions on our ability to transfer non-Bermuda funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

10. E   Taxation

The disclosures in the following sections describe certain material implications to shareholders under the tax laws of Bermuda, Peru and the United States, but are not intended to provide legal advice to investors. Investors should consult with their own tax advisers in these and other jurisdictions. For details on income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to Note 19 (a) and (d) to the consolidated financial statements.

Credicorp’s dividends are paid without withholding tax at the source.

10.1     Bermuda regulation

As of the date of this report, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, or inheritance tax that we must pay or that our shareholders must pay with respect to their shares. We have obtained assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures, or other obligations. This assurance, however, does not cover any tax applicable to persons who ordinarily reside in Bermuda or to any taxes that we must pay with respect to real property that we own or lease in Bermuda.

As an exempted company, we are liable to pay in Bermuda an annual government fee based on our authorized share capital and the premium on our issued common shares, which amounted to approximately US$18,670 (Bermuda annual government fee for 2017 and 2018.) However, with effect beginning in 2019, the annual government fee increased to $19,605.

10.2     Peruvian regulation

On February 15, 2011, the Peruvian government enacted Law No. 29663, which was subsequently amended on July 21, 2011, by Law No. 29757. This law partially modifies the country’s income tax regime by (i) subjecting to taxation in Peru capital gains derived from an indirect transfer of shares issued by a domiciled entity and (ii) introducing more types of income that will qualify as Peruvian source income. Under the law, an indirect transfer of shares issued by a domiciled entity occurs, and is subject to the Peruvian Income Tax (at a 0%, 5% or 30% rate) when the shares of a non-domiciled entity, which in turn owns (directly or indirectly through other entities) shares issued by a domiciled entity, are transferred, provided that both of the following conditions are met:

(1)               During the 12 months prior to the transfer, the fair market value (FMV) of the shares of the domiciled entity owned by the non-domiciled entity equals 50% or more of the FMV of the shares of the non-domiciled entity. There is a rebuttable presumption that this condition is met if the non-domiciled entity is a resident in a tax haven; and

(2)               During any given 12-month period, shares representing 10% or more of the non-domiciled entity’s share capital are transferred.

The Legislative Decree 1424 (published in September 13, 2018) established an additional rule according to which if the “total amount” of domiciled entity’s shares -indirectly transferred- is equal to or exceeds 40,000 Peruvian Tax Units (approximately US$52 million), an indirect transfer of Peruvian shares would always be deemed to be triggered, regardless of whether conditions a) or b) are met. This new rule based on the sales price is in force as of January 1, 2019, jointly with the general rule referred above.

On April 21, 2020, Supreme Decree No. 085-2020-EF established for purposes of determining the FMV of the non-domiciled shares and the Peruvian entities, the following methods must be followed:

•  Higher listed value: In the case of shares listed on the Stock Exchange, the market value will be the highest listed value.

•  Discounted cash flow (DCF): In the case of shares that are not listed on the Stock Exchange, the market value will be the discounted cash flow value in case the entity evidences a predictable horizon of future cash flows or has elements such as licenses, authorizations or intangibles that allows the existence of such cash flows to be anticipated. If the company has several business units, a projection must be made for each business unit.

The DCF methodology of the company will be applied if there is no expectation of debt linked to the economic activity or business unit of the company; otherwise, the DCF methodology of the shareholder will apply.

For the development of the projection, the following will be considered:

(1)            The cash flow period should be at least 10 years. If the company has a shorter duration, the balance of the duration will be considered.

(2)            If the company’s cash flow is applied, the discount rate is the weighted average cost of capital, which must consider the opportunity cost of capital and the cost of debt. If the shareholder’s cash flow is applied, the opportunity cost of capital must be considered as the discount rate, which includes the minimum profitability expected by the shareholder at market value.

(3)            Continuity value, when the company is expected to receive income for an unspecified period of time or the residual value, as applicable.

In case the domiciled entity directly or indirectly owns shares of another or other domiciled entities and/or non-domiciled entities; the market value of such shares must include the market value of these other companies.

For the determination of the discounted cash flow value to be credited, the taxpayer must have a technical report containing at least the following information: (i) an executive summary; (ii) an analysis of the sector in which the company operates; (iii) an analysis of the company; (iv) valuation; and (v) annexes that accredit the results obtained.

•	Equity Participation Value (EPV): If the methods described above are not complied with, the EPV is calculated on the basis of the last audited balance sheet of the issuing company closed within 90 days prior to the disposal. This is applicable in the case of entities that are under the supervision of the SMV or entities authorized to perform the same functions in other jurisdictions. If, within 90 days prior to the sale, a reduction in the share capital of the non-resident entity is made, the balance sheet of the non-resident entity will be the one corresponding before the reduction.

•	Residual Method: If the previous methods are not applicable, the EPV will be one of the following:

1.	The EPV shall be the result of dividing the equity value of the entity based on the last balance sheet closed within 90 days prior to the disposal, in accordance with the accounting standards officialized or approved by the competent body of the country, increased by the average monthly active market rate in local currency (TAMN); and by the number of shares issued, provided the following conditions are met:

•	The entity’s shares are not listed on a stock exchange or in any centralized trading mechanism, and,

•	The entity is not under the control and supervision of an entity that is entitled to perform the same functions as the SMV under the of its country of residence.

2.	The EPV will be the appraised value established within the six months prior to the date of the transfer.

The tax rate will apply according to the following table:

Tax rate
Exempt (0%)	Income derived from the transfer of securities in the Lima Stock Exchange will be exempt from the Income Tax until December 31, 2022, as long as they have a stock market presence and; if in a period of 12 months, the tax-payer or its related parties, through a single or successive operations, do not transfer 10% or more of the total shares issued by the respective Company.
5%	If the aforementioned requirements are not met and the transfer of shares is realized through the BVL by a non-domiciled subject.
30%	If the transfer of shares is not realized through the BVL by a non-domiciled subject, even if the shares are listed in the Lima Stock Exchange.
283

In addition, the following obligations were imposed on domiciled entities that have “economic relationships” (defined below) with non-domiciled sellers:

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

According to Supreme Decree No. 275-2013-EF, enacted on November 7, 2013, which defined the concept of “economic relationships”, a domiciled entity is considered to be economically related to a non-domiciled seller, if, in any given time within the 12-month period prior to the transfer, at least one of the following conditions is met:

○	The non-domiciled seller owns more than 10% of the equity of the domiciled entity, directly or through a third party;

○	10% or more of the equity of each of the domiciled entity and the non-domiciled seller is owned by common shareholders;

○	The domiciled entity and the non-domiciled seller have one or more common Directors, managers or administrators, with authority over financial, operative and commercial agreements;

○	The domiciled entity and the non-domiciled seller prepare joint consolidated financial statements; or

○	The non-domiciled seller has a dominant influence on the decisions of the administrative areas of the domiciled entity, or vice-versa.

10.3      Material U.S. Federal Income Tax Consequences

This section describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares held by U.S. shareholders (as defined below) that hold our common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), applicable regulations of the U.S. Department of the Treasury promulgated thereunder (the Treasury Regulations), U.S. Internal Revenue Service (IRS) rulings and decisions, and judicial decisions thereon and existing interpretations thereof, all as in effect on the date of this Annual Report. These authorities may be subject to different interpretations or changes, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below.

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

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of such holder’s circumstances. In particular, this summary does not address all of the tax consequences that may apply to members of a special class of holders subject to special rules, including:

(1)	dealers in securities or currencies;

(2)	persons subject to special tax accounting rules under Section 451(b) of the Code;

(3)	regulated investment companies;

(4)	real estate investment companies;

(5)	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

(6)	tax-exempt organizations;

(7)	banks, insurance companies, or any other financial institution;

(8)	persons that actually or constructively own 10% or more, by vote or value, of our common shares;

(9)	persons that hold our common shares as part of a straddle or a hedging, conversion, or other integrated transaction for U.S. federal income tax purposes;

(10)	persons that purchase or sell common shares as part of a wash sale for U.S. federal income tax purposes;

(11)	partnerships or other pass-through entities and investors therein; or

(12)	persons whose functional currency is not the US Dollar.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares, the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Partners of a partnership holding common shares should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

Prospective investors of our common shares should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. and other tax consequences of owning and disposing of the common shares in their particular circumstances.

This summary applies to U.S. Shareholders. As used in this section 10.3, a “U.S. Shareholder” means a beneficial owner of our common shares who or that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (as defined in the Code and Treasury Regulations) are authorized to control all substantial decisions of the trust.

Taxation of Dividends

Subject to the discussion of the “passive foreign investment company” rules below, the gross amount of any distributions of cash or property with respect to our common shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated first as a return of capital that is applied against and reduces the U.S. Shareholder’s adjusted tax basis in the common shares, but not below zero, and thereafter as capital gain realized on the sale or other disposition of the common shares. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Shareholders as dividends. The amount of any distribution paid in a foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Any dividends that a U.S. Shareholder receives will be includable in such holder’s gross income as ordinary income on the day such holder actually or constructively receives them. Such dividends will not be eligible for the dividends received deduction generally allowed to certain corporate U.S. Shareholders. Dividends paid by us generally will be non-U.S. source income for purposes of the U.S. “foreign tax credit” rules. The rules governing U.S. foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. Shareholder. Therefore, each U.S. Shareholder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits in such U.S. Shareholder’s particular circumstances.

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. Shareholders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation if (1) its shares (including the common shares) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. However, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. The common shares are traded on the NYSE, an established securities market. The United States does not have a comprehensive income tax treaty with Bermuda or Peru. Each U.S. Shareholder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Taxation of Capital Gains

Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Shareholder generally will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the common shares were held for more than one year. Gain or loss, if any, recognized by a U.S. Shareholder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes. Therefore, U.S. Shareholders may not be able to use any U.S. foreign tax credit arising from any Peruvian tax imposed on the sale or exchange of common shares unless the credit can be applied (subject to applicable limitations) against tax due on other non-U.S. source income. A U.S. Shareholder’s adjusted tax basis in its common shares generally is equal to its purchase price for such shares, adjusted according to U.S. federal income tax principles. Long-term capital gains recognized by non-corporate U.S. Shareholders generally will be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (PFIC)

A non-U.S. corporation will be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis), 50% or more of its assets produce or are held for the production of passive income.

For the purposes of this test, such non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

We have not determined whether we have previously been a PFIC for any year, or whether we are currently, or will be a PFIC in future years. Furthermore, because this determination is made on an annual basis, no assurance can be given that we will not be classified as a PFIC in future taxable years. If we are classified as a PFIC for U.S. federal income tax purposes, a U.S. Shareholder that does not make an election to treat us as a “qualified electing fund” and did not make a “mark-to-market” election, each as described below, will be subject to the following U.S. federal income tax consequences:

1.	“Excess distributions” we make to a U.S. Shareholder will be taxed in a special way. “Excess distributions” are amounts received by a U.S. Shareholder with respect to our common shares in any taxable year that exceed 125% of the average distributions received by the U.S. Shareholder from us in the shorter of either the three previous years or the U.S. Shareholder’s holding period for such common shares before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Shareholder has held our common shares. A U.S. Shareholder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A U.S. Shareholder must pay U.S. federal income tax on amounts allocated to each prior taxable PFIC year at the highest marginal tax rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for U.S. federal income tax.

2.	The entire amount of gain that is realized by a U.S. Shareholder upon the sale or other disposition of our common shares will also be considered an excess distribution and will be subject to U.S. federal income tax as described above.

3.	A U.S. Shareholder’s adjusted tax basis in shares that were acquired from a U.S. decedent would not receive a step-up to fair market value (FMV) as of the date of the decedent’s death but instead would be equal to the decedent’s adjusted tax basis, if lower than such value.

The special PFIC rules do not apply to a U.S. Shareholder if the U.S. Shareholder makes an election to treat us as a “qualified electing fund” in the first taxable year in which the U.S. Shareholder owns our common shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Shareholder makes the election by attaching a completed IRS Form 8621, which includes the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a U.S. Shareholder generally must file a completed IRS Form 8621 in each year that we are a PFIC. U.S. Shareholders should be aware that, for each taxable year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Shareholders the information such U.S. Shareholders require to make a “qualified electing fund” election with respect to us.

A U.S. Shareholder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the FMV of the PFIC shares and the U.S. Shareholder’s adjusted tax basis in the PFIC shares. If such a mark-to-market election is made, then the rules set forth above would not apply for periods covered by the election. Assuming that we are trading on the NYSE, our common shares are expected to be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election should be able to be made if we are classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and U.S. Shareholders are strongly urged to consult their tax advisors concerning this election if we are classified as a PFIC.

U.S. Shareholders are urged to consult their tax advisors regarding the adverse tax consequences of owning our common shares if we are, or become, a PFIC, and the possibility of making certain elections designed to lessen those adverse consequences.

Medicare Tax on Net Investment Income

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (i) such holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances and tax filing status). A U.S. Shareholder’s net investment income generally includes its dividend income and its net gains from the disposition of our common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Shareholder that is an individual, estate or trust is urged to consult his, her or its own tax advisor regarding the applicability of the Medicare tax in respect of its investment in our common shares.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year, may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Our common shares may be treated as specified foreign financial assets, and the holders of those shares may be subject to this information reporting regime. Failure to file information reports may subject holders to penalties. Holders should consult their own tax advisors regarding their obligation to file information reports with respect to the common shares.

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

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 through 1474 of the Code (commonly known as the Foreign Account Tax Compliance Act, or FATCA) impose, under certain circumstances, a 30% U.S. federal withholding tax on certain payments to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the Bermuda government or the IRS regarding our U.S. Shareholders and to withhold on a portion of payments under our common shares to certain U.S. Shareholders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). Each U.S. Shareholder should consult his, her or its own tax advisor regarding the application of FATCA to the purchase, ownership, and disposition of our common shares.

10.4      Double tax treaties

As of January 25, 2021, Peru has tax treaties with the following jurisdictions: Brazil, Canada, Chile, Mexico, Portugal, South Korea, Switzerland and the member countries of the Andean Pact (Bolivia, Colombia and Ecuador). Peru has also signed a tax treaty with Japan, which went into effect on January 29, 2021, for information exchange purposes and will be effective on January 1, 2022 for income tax purposes. Peru does not have a tax treaty with Bermuda, and the United States does not have a comprehensive income tax treaty with Bermuda or Peru.

10. F   Dividends and Paying Agents

Not applicable.

10. G   Statement by Experts

Not applicable.

10. H  Documents on Display

As a foreign private issuer, we are subject to the information reporting requirements of the Exchange Act. As such we must file or furnish reports and other information to the SEC, which may be inspected at the public reference facilities of the SEC, at 100 F Street, N.E., Washington, D.C. 20549. Due to COVID-19, the SEC has closed its public reference room until further notice. Members of the public who have questions about information available in the public reference room should contact the staff at library@sec.gov or at (202) 551-5450.

In addition, the SEC maintains a website at which the documents concerning the Group that have been filed or furnished electronically may be inspected. These documents can be accessed at http://www.sec.gov, as well as from certain commercial document retrieval services. Neither information contained on the SEC’s website nor information gathered from commercial document retrieval services forms part of this Form 20-F.

10. I    Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT

The Group’s activity principally involves the use of financial instruments, including derivatives, and receives deposits from customers mainly at fixed rates, for different periods, and invests these funds in high-quality assets. Additionally, it places these deposits with legal entities and individuals, taking into account the financial costs and expected profitability.

We also seek to raise margins, through lending to commercial and retail borrowers with a range of financial products. Such exposures involve not only on-balance sheet loans and advances but also enter into off-balance sheet facilities and other commitments such as letters of credit and performance bonds.

The Group also takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a cornerstone of its risk management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operational risk, credit risk, liquidity risk, market risk, strategic risk and underwriting risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

11.1    Risk Management Governance

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate and independent instances in which the major subsidiaries are responsible for managing and monitoring risks, as further explained below:

(a)	The Group’s Boards of Directors

Credicorp’s Board of Directors

Credicorp’s Board of Directors is responsible for the approval of the levels of risk appetite that Credicorp Ltd. is prepared to assume. The Board of Directors also acknowledges the Group’s level of compliance with the risk appetite and level of risk exposure, as well as the relevant improvements in the risk management approaches of the Group.

Grupo Credito’s Board of Directors

Grupo Credito’s Board of Directors is responsible for the overall risk management approach and the approval of the levels of risk appetite that Grupo Credito and subsidiaries are prepared to assume. Furthermore, it approves the guidelines and policies for comprehensive risk management. The Board also establishes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures compliance to the risk appetite

Boards of Directors of the Group’s Subsidiaries

The Board of directors of each subsidiary is responsible for aligning the risk management approach established by Credicorp’s Board of Directors to fit their particular context. To that end, each Board establishes a framework for risk appetite, policies and guidelines.

(b)	Credicorp Risk Committee

The Credicorp Risk Committee, representing Credicorp’s Board of Directors, proposes risk appetite levels for Credicorp Ltd. Furthermore, it considers the level of compliance to the risk appetite and level of risk exposure, as well as the relevant improvements, when assessing the Group’s comprehensive risk management.

The Committee is made up of no less than three directors of Credicorp, at least one of whom must be independent. Additionally, the Board may incorporate as a member one or more directors of Credicorp subsidiaries. Furthermore, the Committee’s coordinator is the Credicorp Risk Manager, and the Committee’s observer member is the Internal Audit Manager (without voice or vote).

(c)	Grupo Credito Risk Committee

The Grupo Credito Risk Committee, representing Grupo Credito’s Board of Directors, defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition, the committee establishes principles, policies and guidelines.

The Committee is made up of no less than three directors of Grupo Credito, at least one of whom must be independent. Additionally, Grupo Credito’s Board of Directors may incorporate as a member one or more directors of Credicorp Ltd. Furthermore, the Committee’s coordinator is the Grupo Credito Risk Manager, and the Committee’s observer member is the Internal Audit Manager (without voice or vote). Finally, depending on the topics to be discussed and at the invitation of the coordinator, the following officials will attend the meetings as guests: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and other managers of the Groups that will help with the development of the session at discretion of the coordinator.

The Grupo Credito Risk Committee is supported by the following committees, which report periodically on all relevant changes or issues relating to the risks being managed:

Corporate Credit Risk Committees

The Corporate Credit Risk Committees (retail and non-retail) are responsible for reviewing the level of the credit risk appetite, limits of exposure and implementation of corrective measures in case of deviations. In addition, the committees propose credit risk management guidelines within the framework of governance and organization for the comprehensive management of credit risks. Furthermore, the committees propose the approval of any changes to the credit risk management functions and report important findings to the Grupo Credito Risk Committee.

Corporate Treasury and ALM Risk Committee

The Corporate Treasury and Assets Liability Management (ALM) Risk Committee is responsible for analyzing and proposing objectives, guidelines and policies for the treasury and ALM risk management of the Group’s companies. Furthermore, the committee is responsible for monitoring the market risk indicators and appetite limits for Credicorp and each of the Group’s companies. Additionally, it receives reports regarding the actions to implement corrective measures in case of deviations regarding the levels of risk appetite and tolerance assumed by the Group’s companies. Furthermore, the committee is responsible for proposing the approval of any changes in the treasury and ALM risk management functions and for reporting any finding to the Grupo Credito Risk Committee.

Corporate Methodologic Operational Risk Committee

The Corporate Methodologic Operational Risk Committee is responsible for monitoring the operational risk indicators of each of the Group’s companies and the progress of the implementation of operational risk and business continuity methodologies. Additionally, the committees share best practices relevant to major challenges faced by the Group’s companies.

Corporate Model Risk Committee

The Corporate Model Risk Committee is responsible for analyzing and proposing corrective actions in case of deviations from the model risk appetite limits. Furthermore, the committee proposes the creation and/or modification of the model risk management governance structure. It also monitors the data and analytics strategy of the Group and the health status of its model portfolio. Additionally, it is responsible for informing the Grupo Credito Risk Committee about exposures, related to model risk and that involve variations in the risk profile.

(d)	Credicorp Central Risk Management

Credicorp’s Central Risk Management informs the Credicorp Risk Committee of the level of compliance with the risk appetite and the level of exposure assumed by Grupo Credito and Credicorp subsidiaries. Also, it reports the relevant improvements in the comprehensive risk management of Grupo Credito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

(e)	Grupo Credito Central Risk Management

Grupo Credito Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. It also participates in the creation of the strategic plans of the business units to ensure compliance to the risk appetite metrics approved by Grupo Credito’s Board of Directors. Furthermore, it emphasizes the importance of each unit’s role in defining and identifying actions with respect to risk management.

The Central Risk Management units with corporate risk functions are the following:

Risk Management Division

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with those established by the Grupo Credito’s Board. In addition, it is responsible for supervising the process of risk management and coordinating with the Group’s companies involved in the process, promoting standard risk management aligned with best practices. It also has the task of informing Grupo Credito’s Board of global exposure to risk, by type of risk, as well as the specific exposure of each of the Group’s companies.

Retail Banking Risk Division

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and promoting retail credit risk specific guidelines that are consistent with the overall guidelines and risk policies set by the Grupo Credito’s Board. It also, participates defining the products and campaigns aligned with said policies; as well as in the design, optimization and integration of credit assessment tools and income estimation for credit management.

Credit Division

The Credit Division is responsible for proposing credit policies and criteria for the evaluation and administration of credit risks that the Group assumes with clients in the wholesale segment. It evaluates and approves loan proposals and proposes their approval to the higher instances for those that exceed its autonomy. These policies and criteria are established based on policies set by Grupo Credito’s Board and in accordance with the laws and regulations in force. In addition, it measures the evolution of the risk faced by wholesale clients and identifies possible signs of deterioration in their payment capacity, taking actions to mitigate or resolve them.

Non-Financial Risks Division

The Non-Financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by Grupo Credito’s Board. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks. Additionally, in order to achieve the objectives defined in the non-financial risk strategy, the Division promotes corporate risk culture, develops risk skills and tools, defines non-financial risk indicators and generates and keep track of strategic projects and initiatives.

The Non-Financial Risks Division is composed of the following areas: Cybersecurity Management, Corporate Security and Cyber Crime Management, Operational Risk Management and Digital Risk Project Management.

(f)	Internal Audit Division

The Internal Audit Division is in charge of monitoring, on an ongoing basis, the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by Credicorp’s Board. In addition, it evaluates the sufficiency and integration level of the Group’s information and database systems. Finally, it ensures that, for each of the Group’s companies, the functions of the risk management and business units are independent of each other.

(g)	Compliance Division

The Compliance Division reports to Credicorp’s Board of Credicorp and is responsible for ensuring corporate compliance to regulations and the Group’s internal code of ethics.

11.2   Risk Measurement and Reporting Systems

Risk is measured using models and methodologies developed for the management of each type of risk. Credicorp has independent databases that are subsequently integrated into its corporate reports. These reports enable it to monitor, at an aggregate and detailed level, the different types of risks to which each company is exposed. The system provides the ability to review and comply with the risk management-related needs requested by the aforementioned committees and divisions; as well as the ability to comply with regulatory requirements.

11.3   Risk Mitigation

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as collateral, derivatives, controls, and insurance. Furthermore, it has adopted policies regarding risk appetite and established procedures for each type of risk.

The Group actively uses collateral to reduce its credit risk exposure.

11.4   Risk Appetite

The Group’s Board of Directors annually approves the risk appetite framework defining the maximum level of risk that the organization is willing to tolerate as it seeks to attain its strategic and financial objectives. In order to ensure consistency with the group’s corporate risk vision, the Board of Directors, through the corporate Risk Committee, has the function of review and approve the risk appetite of each subsidiary, respecting its business model. This risk appetite framework is based on “core” and “specific” metrics:

•	Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and statement of financial position (that is, balance sheet) structure.

•	Specific metrics are intended to monitor on a qualitative and quantitative basis the various risks, to which every company of the Group is exposed, as well as defining a tolerance threshold of each of those risks, such that the risk profile set by the board is preserved and any risk concentration is anticipated on a more granular basis.

Risk appetite is measured based on the following guidelines:

(1)	A risk appetite statement establishes general principles and the qualitative declarations that complement the risk strategy.

(2)	A metrics scorecard is used to define the levels of risk exposure in the different strategic pillars.

(3)	Risk limits allow control over the risk-taking process within the tolerance threshold established by the Board. Limits also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.
296

(4)	A governance scheme: seeks to guarantee compliance to the framework through different roles and responsibilities assigned to the units involved.

(5)	The risk appetite is integrated in the processes of strategic and capital guidelines, as well as in the definition of the budget exercise, facilitating the strategic decision-making process of the organization.

During 2020, the uncertainty produced by the health and economic crisis marked the need to approve temporary modifications to the Group’s risk appetite approach, specifically the management of non-compliance with some financial metrics. Our objective was to facilitate crisis management for the business and risk units. Additionally, protocols related to the monitoring and reporting of all indicators continued, while non-compliance management focused on operational risk, cybersecurity and business continuity.

11.5   Risk Concentration

Risk concentration arises when a reduced and representative number of all the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions. To avoid excessive risk concentration, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

11.6   Credit Risk

The Group is exposed to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet.

Credit risk is the most important risk affecting the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit risk exposures arise principally from lending activities that lead to direct loans, though they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk can also arise from derivative financial instruments that currently show positive fair values.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Risk exposure limits are established in relation to one borrower or group of borrowers, geography, and industry segments. Furthermore, the risk limits by product, industry sector and geographical area are approved by Credicorp’s Risk Committee.

All exposures to credit risk (direct or indirect) are mitigated by the Group’s control processes and policies. Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and changes in the credit limits as appropriate.

As part of managing credit risk, provisions for impairment of its portfolio are assigned as of the date of the statement of financial position.

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

Since January 1, 2018, Credicorp’s methodology has been modified to comply with the new requirements introduced by the IFRS 9 impairment model, which is based on expected credit losses and differs significantly from the IAS 39 approach, which was based on incurred credit losses. In accordance with IFRS9 standard, all the financial assets classified or designated as an amortized cost, debt instruments classified as investments at fair value through other comprehensive income, and indirect loans presented in off-balance accounts are subject to an impairment evaluation.

Measurement of expected credit losses

Measurement of expected credit losses is mainly based on three parameters: probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date using the effective interest rate. The estimates, pursuant to IFRS9 parameters, consider not only past due information, but also all relevant credit information, including actual conditions and expected macroeconomic effects in three scenarios (base, optimistic and pessimistic).

The definitions of the three parameters are as follows:

•	Probability of Default (PD): This is a measurement of credit ratings given internally to customers, designed to estimate their probability of default within a specific time period. This measurement is obtained through scoring and rating tools. The definition of default in IFRS9 is consistent with the one used for internal credit risk management purposes, as follows:

1.	In the case of retail products, clients are in default if (i) at a specific moment, they are 60 or more days past due, except for mortgages, for which we allow 120 days; or (ii) if they have operations in one of the following situations: refinanced, restructured, in pre-judicial, judicial or write off.

2.	In wholesale banking, clients are in default if (i) they pass to Wholesale Collections; (ii) they have an internal classification of deficient with recurrence, doubtful or loss; (iii) they have operations in refinanced, restructured, pre-judicial, judicial or write off; or (iv) they have significant qualitative signs of impairment.

•	Loss Given Default (LGD): This is a measurement that estimates the severity of the loss that would be incurred at the time of the default. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of the guarantees (for example: deposits or the equivalent, commodity warrants, immovable properties, ships, machinery and equipment). LGD also considers all the costs incurred during the recovery process.

•	It is important to mention that when the Group writes off a position, it adjusts the LGD to 100% to add the allowance necessary to reach the required level, in accordance with our internal policy of write-offs, in which Credicorp’s subsidiaries do not have reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

•	Exposure at Default (EAD): This is a measurement that estimates the exposure at the time that the customer goes into default, considering changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

Provisions for credit losses are measured on each reporting date following a three-stage model of expected credit losses based on the degree of a financial asset’s credit impairment:

(1)	Stage 1: For financial assets with credit risk that has not increased significantly since their initial recognition, a reserve is recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity of less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

(2)	Stage 2: For financial assets that have presented a significant increase in credit risk since their initial recognition, but are not considered impaired, a reserve is recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

The definition of “significant increase in credit risk” used on the reporting date compared with the origination date considers the following criteria:

•	Whether an account has been more than 30 days in arrears.
299

•	Risk thresholds have been established based on internal models and relative difference thresholds (by portfolio and risk level) in which the instrument originated. For example, less risky PD assets have a broad threshold to move in without migrating to stage 2, in comparison to risky PD assets for which a small increase in PD can force them to migrate to stage 2.

•	Whether follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in the Wholesale and Retail Banking segments.

•	Alignment criteria are applied to clients that have more than 20% of their position in stage 2. All the rest of their assets in stage 1 get automatically classified as stage 1.

(3)	Stage 3: For financial assets classified as defaults, with objective evidence of impairment on the reporting date, a provision for these assets reflects the expected credit losses during the residual life of the assets. Alignment criteria are also applied at this stage.

The fundamental difference in the measurement of expected losses between stage 1 and stage 2 is the PD horizon. The estimates for stage 1 use a 12-month time period, while the estimates for stage 2 use an expected loss calculated based on the remaining term of the asset and considers the effect of the significant increase in credit risk. Finally, estimates for stage 3 are based on the best estimate, according to the collection process of each asset.

For portfolios that are not material, the Group extrapolates the expected credit loss ratio of portfolios with comparable characteristics.

During 2020, the main methodological adjustments in the group’s internal credit risk models are as follows:

•	Updates were carried out using representative and updated COVID-19-related surveys distributed to clients and updated information on clients’ transactions after COVID-19 related confinement. This allowed the Group to distinguish between the different types of clients and assign each client to the corresponding level of risk in a granular manner.

•	LGD estimates were updated with information on assumptions of recovery costs and payments from clients in arrears, in order to assess the impacts of COVID-19 on recoveries, which include delays in lawsuits, decline in the value of guarantees and higher penalties

•	The Macroeconomic projections were updated as will be explained in the following paragraphs.

The Group’s expected credit losses are a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic; which are based on macroeconomic projections provided by the internal team of economic research and approved by senior management. In each scenario, the Group considers a wide variety of prospective information as economic inputs, including the growth of the GDP, the inflation rate and the exchange rate.

The macroeconomic scenarios take into account the fact that Peru is a small and open economy, dependent on the international environment; with about 60% of GDP growth volatility explained by external factors. These external factors include Peru’s terms of trade, growth of Peru’s main trade partners, and external interest rates. Information on each of these factors is collected to project each scenario for the next three years.

The aforementioned variables are then incorporated into economic models for the Peruvian economy along with local variables (fiscal and monetary). Two types of models can be distinguished: (i) the structural forecasting model, and (ii) the financial programming model. The first is a stochastic dynamic general equilibrium model with expectations. The second is constructed based on the main identities of national accounts according to the financial programming methodology designed by the International Monetary Fund (IMF) and a set of econometric models.

Through this process, Credicorp obtains figures for GDP growth, inflation, reference rate, exchange rate and other variables for the years 2020, 2021 and 2022.

In the fourth quarter of 2020, GDP decreased 1.7% compared to the same quarter of 2019, showing a lower contraction than in the previous quarter, mainly explained by greater activity in the construction sector due to households higher spending in self-construction projects. In addition, economic activity fell 11.1% in 2020, a contraction more than one percentage point lower than that estimated in the base scenario (-12.5%) but similar to the projection expected in the optimistic scenario (-11.0%). A “wait and see” environment sets in private investment, ahead of the April 2021 general election and increasing regulatory risks from potential action by Peru’s congress.

•	Unwanted inventories remaining high.

•	Severe decline in the labor market.

These projections do not consider the impact of the quarantine imposed on many cities in Peru as consequence of the second wave of COVID-19 infections in the beginning of 2021.

For 2021, the Group projects that GDP will expand 9.0%. This estimate represents an improvement over the projection made in May 2020 (GDP 2021: 6.5%), which was driven based on the following:

•	Global economic activity growth of around 4.6% (GDP contraction of 4.8% in 2020)

•	Improvement in private spending (private investment and private consumption around 22.0% and 7.0% (contraction of 28.5% and 9.5% in 2020, respectively)).

•	In the economic sectors, we expect mining to increase around 11.0% (contraction of 14% in 2020) and construction to increase by 16.0% (contraction of 18.0% in 2020).

•	Strong increase in Peru’s balance of trade.
301

Our Economic Studies team has estimated that the economy will take until 2022 to reach the levels recorded in 2019 (before the pandemic) after it analyzes about the pace of economy reactivation. In this scenario, growth is expected to be 4.0% in 2022. This projection is slightly higher than the 3.8% projection made in May 2020.

For the year 2020, probabilities of 80.0%, 15.0% and 5.0% were considered for the base, optimistic and pessimistic scenarios respectively. As a result, the we estimated our provision based on an expected value of the three GDP projections, that gave us a decline of 12.5% for 2020.

For 2021 and 2022, the probability is 50.0% in the base scenario and 25.0% for the optimistic and pessimistic scenarios (the models do not contemplate a scenario of economic crisis due to COVID-19). The probabilities assigned to each scenario and projection year are validated by fan chart analysis, which uses a probability function to identify and analyze:

•	The central tendency of the projections.

•	The dispersion that is expected around this value.

•	The values that are higher or lower the central value are more or less probable.

The following table provides a comparison of the reported expected credit loss for Credicorp’s loan portfolio and the expected credit loss under the three scenarios:

At December 31,2020 (in thousands of Soles)	Optimistic Scenario	Base Case Scenario	Pessimistic Scenario	Reported ECL under IFRS9
Total Loans	10,100,156	10,460,012	11,018,666	10,435,623

For further information about the IFRS9 measurement of the expected credit loss, see Note 3(i) to the consolidated financial statements.

For historical data regarding our loan loss reserves, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan Portfolio – 7.3.12 Allocation of Loan Loss Reserves”.

11.7  Non-Financial Risk

Operational Risk

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of IT, relations with third parties or external events. Operational risks are tied to internal fraud, external fraud; labor relations; job security; relations with customers, business products and practices; damages to material assets; business and systems interruption; and failures in process execution, delivery, and management of processes. Operational risks exclude strategic and reputational risks (with the exception of companies under Colombian regulations, under which reputational risk is included in operational risk). Operational risks can lead to financial losses and have legal or regulatory consequences.

In order to develop an efficient risk culture, the Group records operational risks and their respective process controls. The Risk Map, which is a document that lists all the risks that could affect the organization and their characteristics, permits their monitoring, prioritization and proposed treatment The Group also carries out an active cybersecurity and fraud prevention management program, which is aligned with the best international practices.

Moreover, the business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services, which are periodically tested to measure the effectiveness of such strategies. Information security management is carried out through a systematic process, which is documented and known by the entire organization, pursuant to best practices and regulatory requirements. The Group designs and develops the guidelines described in the policies and procedures to have strategies for the availability, confidentiality, and integrity of the information of assets of the organization. To manage operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group’s companies.

Finally, in the event of the materialization of operational risks, the Group maintains a diverse portfolio with non-financial risk transfer options, mainly through its contracted insurance policies. These policies cover losses arising from fraud, civil and professional liability, cyber risks, damage to physical assets, among other things. The coverage needs of key areas and new emerging risks are constantly being analyzed, leading to modifications to the existing policies and the incorporation of new insurances, taking into account the Group’s risk appetite and the expected and unexpected levels of our losses. This practice allows us to optimize the Group’s insured risk profile.

Cybersecurity

Credicorp focuses on the most cost-efficient strategies to reduce exposure to cybersecurity risk and, thereby, meet the Group’s risk appetite. Credicorp applies different levels of controls to the different potentially exposed areas and companies. To this end, it maintains an investment program, which allows it to have the technologies and processes necessary to keep the Group’s operations and assets safe.

As part of cybersecurity management, the Group has lines of action to mitigate risk as well as implementation priorities and improvements that take into account the different realities of the companies. These lines of action include:

•	The maturity of cybersecurity according to FFIEC, allow for adjustments to cybersecurity controls for each of the Group’s companies.

•	Policies and guidelines standardizing the levels of compliance with cybersecurity controls in each of the Group’s companies.

•	An awareness program, including constant training that generates a culture of cybersecurity awareness in all the Group’s companies.

•	Cybersecurity indicators that show the effectiveness of the processes through periodic evaluations carried out in each of the Group’s companies.

•	Governance of suppliers which ensures the deployment of the Group’s policies to third parties. In other words, when a supplier wishes to interconnect digitally with any of the Group’s companies.

•	The implementation of security technologies, which seeks to cover said risks according to the threat trend and the risk profile of each company in the Group.

•	Tabletop tests that help to identify the level of response from the Group’s collaborators, through incident simulation tests.

•

Part of the continuous improvement in risk management is to identify opportunities for improvement. To this end, BCP Stand-alone worked on updating the cybersecurity risk taxonomy so that technical language can be expressed in business terms and be understandable at all levels. Likewise, BCP Stand-alone decided to implement the Factor Analysis of Information Risk (FAIR) methodology to quantify and prioritize cybersecurity risk. Once the methodology is established in BCP, it will be deployed at the corporate level.

Corporate Security and Cybernetic Crime

The Group implements policies, procedures and actions that safeguard employees, customers and assets of the organization. In addition, it protects the institution against incidents of fraud, security and reputational risk. It also fosters a culture of prevention, allowing it to minimize the risks of fraud and security. Finally, it has established a solid relationship with stakeholders and Financial Institutions in the region.

Management has in place an integral security scheme called MISB (Comprehensive Banking Security Model), which includes variables for prevention, detection, response and recovery. The MISB has six strategic axes: training and training for internal and external clients, fraud and security risk assessments, business support through early alerts, continuous monitoring and reporting, specialized forensic investigation, and cyber-intelligence. In addition, Management has a second line of defense focused on generating a comprehensive vision of fraud and security risks. This includes state-of-the-art technological tools as well as advanced analysis models for risk profiling for the detection of internal fraud and tools to detect anomalous behaviors.

11.8 Model Risk

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The main sources that generate this risk are: deficiencies in data, errors in the model (from design to implementation) or wrong use of the model.

The Group uses models for different purposes such as credit admission, capital calculation, monitoring behavior of payment, determination of loan reserves, market risk and liquidity. Model risk management is structured around a set of processes known as the life cycle of the model. The phases of the life cycle of the model in the Group are: Identification, Planning, Development, Internal Validation, Approval, Implementation and use, and Monitoring and control.

Management of model risk is proportional to the importance of each model. To this end, a tiered approach is used to synthesize the level of importance of a model, from which the level of model management is determined

11.9 Market Risk

The Group is exposed to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk has not been approved; thus, this type of instrument is not traded.

The Group separates exposures to market risk into two groups: (i) risk arising from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) risk arising from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book). These risks are recorded at amortized cost and at fair value with changes in other comprehensive income.

The risks that trading portfolios (Trading book) face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of ALM.

11.10 Trading Book

The trading book is characterized by liquid positions in stocks, bonds, foreign currencies and derivatives, arising from transactions in which the Group acts as counterparty with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

Value at Risk (VaR)

Based on a number of assumptions about changes in market conditions, we apply VaR to our trading portfolios to estimate the market risk of our positions and our maximum losses.

Daily calculation of VaR is a statistically-based estimate of the potential loss on our current portfolio caused by adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99%). There is therefore a specified statistical probability (1%) that actual loss could be greater than the VaR estimate.

The time period used to calculate VaR is one day. However, because the VaR model assumes a ten-day “holding period” within which positions can be closed, the one-day VaR is amplified to a ten-day time frame and calculated by multiplying the one-day VaR by the square root of 10. This adjustment is exact only if the changes in the portfolio in the following days have a normal distribution identical and independent; otherwise, the 10-day VaR is an approximation.

VaR limits and assumptions are set based on the risk appetite and trading strategy of each subsidiary. The assessment of past movements are based on historical one-year data and 133 market risk factors, which are comprised as follows: 35 market curves, 72 stock prices, 22 mutual funds values and 4 volatility series. The Group applies these historical changes into rates to its current positions (a method known as historical simulation). Management believes that the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

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

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, Credicorp has internal appetite risk limits for the trading book which are monitored and reported to the Credicorp Treasury and ALM Risk Committee. In VaR calculations, the foreign exchange effect is not included and as such the calculation is measured assuming a constant exchange rate. For further information, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – (13) Foreign Currency Exchange Rate Risk”.

During 2020, the Credicorp’s VaR increased compared to the level of 2019, by Interest Rate and Price effect due to higher volatility of market risk factors caused by the COVID-19 pandemic. In addition, we increased the Fixed Income position, mainly in Banco de Credito del Peru and Credicorp Capital Colombia. The VaR remains contained within the limits of the risk appetite established by the Bank’s Risk Management.

As of December 31, 2018, 2019 and 2020, our VaR by risk type were as follows:

	2018	2019	2020
	in thousands of Soles
Interest rate risk	9,527	9,274	163,982
Price risk	4,476	7,809	55,748
Volatility risk (1)	10	463	708
Diversification effect	(3,587)	(6,245)	(84,977)
Consolidated VaR by risk type (2)	10,426	11,301	135,461

(1)	Volatility risk

(2)	Amplified to the holding period, adjusted by a 10-days period of liquidation.

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss, which are not part of the selling business model are considered as part of the sensitivity analysis of rates and market prices in the next section (11.11). See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

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

For the years ending on December 31, 2018, 2019 and 2020, the BCP Stand-alone’s VaR statistics were as follows:

	2018	2019	2020
	in thousands of Soles
Average daily	13,160	7,007	36,949
Highest	25,552	18,556	114,593
Lowest	4,493	1,727	1,659
307

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

VaR Backtesting – VaR (1-Day, 99% in millions of Soles) – 2020:

The backtesting analysis uses the Kupiec statistic test to determine if the number of exceptions is statistically different from the one expected by the VaR confidence level. Since the test uses the last 252 observations and a 99% VaR confidence level, the model will indicate an underestimation of the probability of large losses from the sixth exception, unless a fitting factor is applied to the VaR to correct the model underestimation.

During 2020, BCP Stand-alone recorded six backtesting exceptions, in which actual daily losses exceeded daily VaR. These exceptions occurred between February 28th and March 18th due to a significant increase in the volatility of market factors such as treasuries and LATAM rates caused by the COVID-19 pandemic. For this reason, a fitting factor was applied to ensure the quality and accuracy of our VaR model.

Stress test

A stress test is used to calculate the maximum loss that the Group incurs in light of daily shocks to the market risk factors from March 18, 2008 until the effective date of the stress test. The maximum loss is considered the outcome for the stress test.

The methodology for the stress test assumes a certain “holding period” until positions can be closed (1 - 10 days). The time period used to calculate the losses is one day; however, the final figures are amplified to a 10-day time period and the final calculation is determined by multiplying the one-day losses times by the square root of 10. This adjustment will be exact only if the changes in the portfolio in the following days follow a normal distribution that is identical and independent; otherwise, the worst loss of the ten-day period will be an approximation.

The results of our stress test as of December 31, 2018, 2019, 2020, by risk type, were as follows:

	2018	2019	2020
	in thousands of Soles
Interest rate risk	41,040	70,199	163,008
Price risk	9,101	25,172	56,743
Volatility risk (1)	20	1,119	2,157
Diversification effect	(8,987)	(33,713)	(87,420)
Consolidated VaR by risk type	41,174	62,777	134,489

(1)	Volatility risk is the potential loss that result from fluctuations in option implied volatilities

In 2020, in the context of uncertainty due to the COVID-19 pandemic, continuous evaluations of stress test scenarios were carried out in order to anticipate potential losses for the Group and generate action plans to mitigate losses. Additionally, a review of the current models and methodologies was carried out to ensure that volatility was included in the market risk indicators and valuations of the instruments.

11.11 Banking Book

The management of risks associated with long-term and structural positions is called ALM. Non-trading portfolios, which comprise the banking book, are exposed to different sensitivities that can deteriorate the value of the Group’s assets relative to its liabilities and hence can reduce the Group’s net worth. Management of the Banking Book includes management of interest rates and the analysis of the repricing GAP.

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

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monthly monitored by our ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those in which earnings are based on interest, such as credits, investments and technical reserves. Interest rate risk management at BCP Stand-alone, BCP Bolivia, Mibanco, ASB, Grupo Pacifico and Mibanco Colombia is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (EAR) and sensitivity analysis of the net economic value (EVE). These calculations consider different rate shocks in stress scenarios.

Repricing Gap- Analysis

Repricing gap analysis identifies the term structure of interest rate mismatches within the Group’s balance and out of balance assets and liabilities. Different time bucket schemes may be used in the report. Through this analysis, Management can identify the time period in which interest rate variations may have potential impacts.

The tables below provide information about our financial instruments that are sensitive to interest rates, including deposits, bonds and other obligations, and summarize our exposure to interest rate risks as of December 31, 2018, 2019 and 2020. It includes the Group’s financial instruments at carrying amounts, categorized into columns based on the earlier of their contractual repricing date and maturity/call date.

	As of December 31, 2018
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	8,348,880	2,192,245	2,644,313	4,973,228	94,925	7,997,867	26,251,458
Investments	1,024,895	4,143,332	6,231,197	5,288,235	12,014,435	648,579	29,350,673
Loans, net	12,671,779	17,663,723	25,826,794	36,908,775	13,581,585	(845,658)	105,806,998
Financial assets designated at fair value through profit and loss	-	-	-	-	-	521,186	521,186
Premiums and other policies receivables	848,662	24,303	9,124	5,184	-	-	887,273
Accounts receivable from re-insurers and co-insurers	89	106,421	734,043	1,104	386	-	842,043
Other assets	42,057	46	498	1,735	(1,763)	2,408,072	2,450,645
Total assets	22,936,362	24,130,070	35,445,969	47,178,261	25,689,568	10,730,046	166,110,276
Liabilities
Deposits and obligations	27,696,282	9,545,250	17,413,186	39,389,207	6,724,393	3,782,992	104,551,310
Payables from repurchase agreements, security lending, due to banks and correspondents	1,825,899	3,895,312	5,128,527	3,811,941	1,609,500	1,592,318	17,863,497
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	362,310	362,310
Accounts payable to reinsurers and coinsurers	5,504	281,808	3,082	1,299	-	-	291,693
Technical, insurance claims reserves and reserves for unearned premiums	217,240	600,927	1,007,817	2,327,437	4,247,236	52,014	8,452,671
Bonds and notes issued	27	1,934	2,499,807	12,441,149	445,350	69,273	15,457,540
Other liabilities	175,892	247,175	2,739	-	-	2,613,602	3,039,408
Equity	-	-	-	-	-	24,266,076	24,266,076
Total liabilities and equity	29,920,844	14,572,406	26,055,158	57,971,033	13,026,479	32,738,585	174,284,505
Off-Balance sheet items
Derivatives assets	3,393,623	2,736,835	1,204,498	347,883	72,826	-	7,755,665
Derivatives liabilities	823,012	819,882	3,728,800	1,754,972	534,259	-	7,660,925
Total Off-Balance Sheet items	2,570,611	1,916,953	(2,524,302)	(1,407,089)	(461,433)	-	94,740
Marginal gap	(4,413,871)	11,474,617	6,866,509	(12,199,861)	12,201,656	(22,008,539)	(8,079,489)
Accumulated gap	(4,413,871)	7,060,746	13,927,255	1,727,394	13,929,050	(8,079,489)	-
310

	As of December 31, 2019
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	12,702,384	1,841,425	3,683,141	5,351,933	125,088	6,571,315	30,275,286
Investments	1,462,956	1,346,028	7,786,732	5,876,624	12,628,641	578,788	29,679,769
Loans, net	14,595,317	17,107,120	28,291,817	35,086,667	15,737,689	(332,893)	110,485,717
Financial assets designated at fair value through profit and loss	-	-	-	-	-	620,544	620,544
Premiums and other policies receivables	802,558	22,866	8,496	4,811	-	-	838,731
Accounts receivable from re-insurers and co-insurers	734	120,600	668,551	1,348	471	-	791,704
Other assets	273,338	38,841	8	-	-	2,023,067	2,335,254
Total assets	29,837,287	20,476,880	40,438,745	46,321,383	28,491,889	9,460,821	175,027,005
Liabilities
Deposits and obligations	29,478,976	9,711,623	19,010,084	43,285,525	7,339,092	3,180,085	112,005,385
Payables from repurchase agreements, security lending, due to banks and correspondents	3,742,155	3,269,341	4,969,337	1,784,133	2,528,985	225,797	16,519,748
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	493,700	493,700
Accounts payable to reinsurers and coinsurers	46,144	133,864	25,838	10,888	-	-	216,734
Technical, insurance claims reserves and reserves for unearned premiums	266,556	703,337	1,166,055	2,703,092	5,056,900	54,293	9,950,233
Bonds and notes issued	180,311	252,316	1,683,166	10,060,986	2,753,679	15,905	14,946,363
Other liabilities	437,529	361,087	3,765	-	-	3,008,995	3,811,376
Equity	-	-	-	-	-	26,746,310	26,746,310
Total liabilities and equity	34,151,671	14,431,568	26,858,245	57,844,624	17,678,656	33,725,085	184,689,849
Off-Balance sheet items
Derivatives assets	2,806,693	2,849,046	454,349	272,223	165,700	-	6,548,011
Derivatives liabilities	323,360	821,872	3,798,631	1,110,774	406,320	-	6,460,957
Total Off-Balance Sheet items	2,483,333	2,027,174	(3,344,282)	(838,551)	(240,620)	-	87,054
Marginal gap	(1,831,051)	8,072,486	10,236,218	(12,361,792)	10,572,613	(24,264,264)	(9,575,790)
Accumulated gap	(1,831,051)	6,241,435	16,477,653	4,115,861	14,688,474	(9,575,790)	-
311

	As of December 31, 2020
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest
	month	months	months	years	years	bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	20,110,489	1,607,867	2,052,436	7,682,481	149,669	7,544,354	39,147,296
Investments	4,639,795	11,068,740	2,777,817	8,783,106	20,934,358	502,455	48,706,271
Loans, net	12,721,639	15,427,902	31,709,621	54,248,434	16,352,436	(2,698,907)	127,761,125
Financial assets designated at fair value through profit and loss	-	-	-	-	-	823,270	823,270
Premiums and other policies receivables	897,086	25,288	9,472	5,377	-	-	937,223
Accounts receivable from re-insurers and co-insurers	726	164,184	730,963	1,930	675	20,941	919,419
Other assets	83,113	2,961	34,482	9,539	-	2,176,901	2,306,996
Total assets	38,452,848	28,296,942	37,314,791	70,730,867	37,437,138	8,369,014	220,601,600
Liabilities
Deposits and obligations	38,284,217	10,646,664	18,968,119	62,281,065	9,594,605	2,590,832	142,365,502
Payables from repurchase agreements, security lending, due to banks and correspondents	620,946	2,900,084	7,709,973	19,573,712	3,042,388	54,771	33,901,874
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	561,602	561,602
Accounts payable to reinsurers and coinsurers	72,060	209,035	40,349	17,002	-	-	338,446
Technical, insurance claims reserves and reserves for unearned premiums	296,493	810,514	1,355,486	3,133,235	5,752,899	326,449	11,675,076
Bonds and notes issued	3	425,231	1,238,141	13,867,807	616,225	172,000	16,319,407
Other liabilities	601,545	49,851	8,185	-	-	3,247,834	3,907,415
Equity	-	-	-	-	-	25,445,647	25,445,647
Total liabilities and equity	39,875,264	15,041,379	29,320,253	98,872,821	19,006,117	32,399,135	234,514,969
Off-Balance sheet items
Derivatives assets	547,271	1,307,322	557,277	341,564	165,700	-	2,753,434
Derivatives liabilities	112,357	1,017,607	360,010	1,046,481	238,600	-	2,775,055
Total Off-Balance Sheet items	434,914	289,715	197,267	(704,917)	(238,600)	-	(21,621)
Marginal gap	(987,502)	13,545,278	8,191,805	(28,846,871)	18,192,421	(24,030,121)	(13,934,990)
Accumulated gap	(987,502)	12,557,776	20,749,581	(8,097,290)	10,095,131	(13,934,990)	-
312

Investments and derivatives classified by our management as held for trading are not considered in our repricing gap analysis, because these instruments are included in the trading book. Instead of repricing gap analysis, we use VaR methodology to assess risk arising from these instruments. Other assets and other liabilities include only financial accounts.

The COVID-19 outbreak implied changes in customer behavior patterns and government programs that represented a high level of uncertainty and risk for the Group’s balance sheet structure and its consequent exposure to interest rate risk in the banking book. To effectively deal with this environment, efforts were focused on analyzing government stimulus packages, the creation of financial relief products for clients, the evolution in the composition of assets and liabilities both in volume and in characteristics, collecting all these aspects in key risk metrics and analytical reports to ensure a level of exposure to interest rate risks consistent with the Group’s risk appetite level.

11.12 Sensitivity to Changes in Interest Rates

The sensitivity analysis of a reasonable possible change in interest rates on the ALM book comprises an assessment of the sensibility of the financial margin, which seeks to measure the potential changes in interest accruals over a period of time due to the expected parallel movement of the interest rate curves, as well as the sensitivity of the net economic value, which is a long-term metric measured as the difference between the economic value of net assets and liabilities before and after a variation in interest rates.

313

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax for one year and is based on non-trading financial assets and financial liabilities held at December 31, 2020, 2019 and 2018, including the effect of derivatives instruments. The sensitivity of net economic value is calculated by reassessing the financial assets and liabilities that comprise the banking book, including the effect of any associated hedge and derivative instruments designated as a cash flow hedge. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the banking book, including instruments classified as fair value through other comprehensive income and amortized cost investments.

The tables below summarize our exposure to interest rate changes as of December 31, 2018, 2019 and 2020:

	As of December 31, 2018
Currency	Interest rates changes in basis points		Sensitivity of financial margin		Sensitivity of economic value
			in thousands of Soles
Peruvian Currency	+/-	50	-/+	10,463	-/+	439,964
Peruvian Currency	+/-	75	-/+	15,695	-/+	659,946
Peruvian Currency	+/-	100	-/+	20,926	-/+	879,928
Peruvian Currency	+/-	150	-/+	31,389	-/+	1,319,893
US Dollar	+/-	50	+/-	48,325	-/+	6,718
US Dollar	+/-	75	+/-	72,487	-/+	10,078
US Dollar	+/-	100	+/-	96,650	-/+	13,437
US Dollar	+/-	150	+/-	144,975	-/+	20,155

	As of December 31, 2019
Currency	Interest rates changes in basis points		Sensitivity of financial margin		Sensitivity of economic value
			in thousands of Soles
Peruvian Currency	+/-	50	-/+	7,696	-/+	285,699
Peruvian Currency	+/-	75	-/+	11,544	-/+	428,549
Peruvian Currency	+/-	100	-/+	15,392	-/+	571,398
Peruvian Currency	+/-	150	-/+	23,088	-/+	857,097
US Dollar	+/-	50	+/-	52,276	-/+	152,926
US Dollar	+/-	75	+/-	78,413	-/+	229,389
US Dollar	+/-	100	+/-	104,551	-/+	305,852
US Dollar	+/-	150	+/-	156,827	-/+	458,777
314

	As of December 31, 2020
Currency	Interest rates changes in basis points		Sensitivity of financial margin		Sensitivity of economic value
			in thousands of Soles
Peruvian Currency	+/-	50	+/-	19,640	-/+	391,821
Peruvian Currency	+/-	75	+/-	29,459	-/+	587,731
Peruvian Currency	+/-	100	+/-	39,279	-/+	783,642
Peruvian Currency	+/-	150	+/-	58,919	-/+	1,175,462
US Dollar	+/-	50	+/-	47,929	+/-	345,185
US Dollar	+/-	75	+/-	71,894	+/-	517,777
US Dollar	+/-	100	+/-	95,859	+/-	690,369
US Dollar	+/-	150	+/-	143,788	+/-	1,035,554

The interest rate sensitivities set out in the tables above are illustrative only and are based on simplified scenarios. These figures represent the effect of the preform movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group proactively seeks to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2018, 2019 and 2020, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, 10%, 25% and 30% changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2018, 2019 and 2020 are presented below:

Equity at fair value through other comprehensive income	Changes in market prices %	2018	2019	2020
		in thousands of Soles
Equity securities	+/-10	64,947	57,920	50,255
Equity securities	+/-25	162,368	144,800	125,638
Equity securities	+/-30	194,841	173,760	150,765

Funds at fair value through profit or loss	Changes in market prices %	2018	2019	2020
		in thousands of Soles
Mutual funds	+/-10	25,687	59,127	96,665
Mutual funds	+/-25	64,219	147,818	241,661
Mutual funds	+/-30	77,062	177,381	289,994
Restricted mutual funds	+/-10	40,735	46,009	43,688
Restricted mutual funds	+/-25	101,838	115,022	109,220
Restricted mutual funds	+/-30	122,205	138,026	131,064
Fund of Liquid Assets Requirement (RAL)	+/-10	44,504	30,040	27,882
Fund of Liquid Assets Requirement (RAL)	+/-25	111,260	75,100	69,705
Fund of Liquid Assets Requirement (RAL)	+/-30	133,512	90,119	83,646
Investment Funds	+/-10	32,346	30,576	36,160
Investment Funds	+/-25	80,864	76,440	90,399
Investment Funds	+/-30	97,037	91,728	108,479
Hedge Funds	+/-10	4,434	3,364	12,694
Hedge Funds	+/-25	11,084	8,410	31,735
Hedge Funds	+/-30	13,301	10,092	38,081
Exchange Traded Funds	+/-10	1,360	2,556	3,209
Exchange Traded Funds	+/-25	3,399	6,391	8,021
Exchange Traded Funds	+/-30	4,079	7,669	9,626
315

11.13 Foreign Currency Exchange Rate Risk

Our financial position and cash flows are exposed to risks associated with foreign currency exchange rates. Management sets limits on the level of total exposure to risks related to foreign currency exchange rates and monitors foreign currencies daily. Foreign currency transactions are executed using the free market exchange rates applicable in countries in which Credicorp’s subsidiaries operate. As of December 31, 2018, 2019 and 2020, the Group’s assets and liabilities by currency were as follows:

2018	Peruvian currency	US Dollars	Other currencies	Total
	in thousands of Soles
Monetary assets
Cash and due from banks	3,582,390	17,117,551	1,468,575	22,168,516
Cash collateral, reverse repurchase agreements and securities borrowings	6,654	3,362,285	714,003	4,082,942
Trading securities	541,649	733,801	2,236,995	3,512,445
Available-for-sale investments	16,757,917	7,057,303	731,145	24,546,365
Held-to-maturity investments	3,239,330	915,508	-	4,154,838
Loans, net	61,665,634	37,032,752	7,108,612	105,806,998
Financial assets designated at fair value through profit or loss	44,109	477,077	-	521,186
Other assets	2,561,684	2,765,000	408,913	5,735,597
	88,399,367	69,461,277	12,668,243	170,528,887
Monetary liabilities
Deposits and obligations	(51,559,266)	(44,122,875)	(8,869,169)	(104,551,310)
Payables from repurchase agreements and securities lending	(5,914,736)	(1,860,424)	(1,640,197)	(9,415,357)
Due to bank and correspondents	(3,442,620)	(4,751,314)	(254,206)	(8,448,140)
Financial liabilities designated at fair value through profit or loss	(35,220)	(58,031)	(269,059)	(362,310)
Insurance claims reserves and technical reserves	(4,318,973)	(4,131,263)	(2,435)	(8,452,671)
Bonds and subordinated notes issued	(3,599,610)	(11,752,328)	(105,602)	(15,457,540)
Other liabilities	(3,452,975)	(2,208,427)	(648,395)	(6,309,797)
	(72,323,400)	(68,884,662)	(11,789,063)	(152,997,125)
	16,075,967	576,615	879,180	17,531,762
Forwards position, net	1,820,527	(1,719,788)	(101,048)	(309)
Currency swaps position, net	(199,746)	199,512	234	-
Cross-currency swaps position, net	(1,833,236)	1,918,994	(85,758)	-
Options, net	(23,414)	23,414	-	-
Net monetary position	15,840,098	998,747	692,608	17,531,453
316

2019	Peruvian Currency	US Dollars	Other Currencies	Total
	in thousands of Soles
Monetary assets
Cash and due from banks	3,960,190	20,762,648	1,263,924	25,986,762
Cash collateral, reverse repurchase agreements and securities borrowings	150,009	3,389,090	749,425	4,288,524
Investments at fair value through profit or loss	800,370	1,053,925	1,996,467	3,850,762
Investments at fair value through other comprehensive income	18,221,102	6,869,840	532,582	25,623,524
Amortized cost investments	3,355,579	100,299	21,168	3,477,046
Loans, net	66,737,870	35,598,141	8,149,706	110,485,717
Financial assets designated at fair value through profit or loss	44,223	576,321	-	620,544
Other assets	2,055,836	2,142,237	678,111	4,876,184
	95,325,179	70,492,501	13,391,383	179,209,063
Monetary liabilities
Deposits and obligations	(56,769,748)	(46,319,179)	(8,916,458)	(112,005,385)
Payables from repurchase agreements and securities lending	(5,068,896)	(734,441)	(1,874,679)	(7,678,016)
Due to bank and correspondents	(3,798,717)	(4,709,610)	(333,405)	(8,841,732)
Lease liabilities	(144,752)	(605,036)	(80,365)	(830,153)
Financial liabilities designated at fair value through profit or loss	-	(94,475)	(399,225)	(493,700)
Technical reserves for claims and insurance premiums	(5,642,772)	(4,301,468)	(5,993)	(9,950,233)
Bonds and subordinated notes issued	(4,028,893)	(10,660,989)	(256,481)	(14,946,363)
Other liabilities	(3,541,350)	(1,951,682)	(874,416)	(6,367,448)
	(78,995,128)	(69,376,880)	(12,741,022)	(161,113,030)
	16,330,051	1,115,621	650,361	18,096,033
Forwards position, net	1,534,948	(1,351,414)	(116,899)	66,635
Currency swaps position, net	281,672	(281,672)	-	-
Cross-currency swaps position, net	(787,355)	692,525	(57,715)	(152,545)
Options, net	25,071	(25,071)	-	-
Net monetary position	17,384,387	149,989	475,747	18,010,123

2020	Peruvian Currency	US Dollars	Other Currencies	Total
	in thousands of Soles
Monetary assets
Cash and due from banks	10,689,167	24,030,096	2,033,731	36,752,994
Cash collateral, reverse repurchase agreements and securities borrowings		2,030,165	364,137	2,394,302
Investments at fair value through profit or loss	1,106,875	3,531,911	1,828,685	6,467,471
Investments at fair value through other comprehensive income	32,423,989	9,600,018	1,217,428	43,241,435
Amortized cost investments	4,844,238	89,095	29,049	4,962,382
Loans, net	84,761,689	33,998,843	9,000,593	127,761,125
Financial assets designated at fair value through profit or loss	23,477	799,793	-	823,270
Other assets	1,524,882	2,768,455	857,489	5,150,826
	135,374,317	76,848,376	15,331,112	227,553,805
Monetary liabilities

Deposits and obligations	(76,179,373)	(55,636,591)	(10,549,538)	(142,365,502)
Payables from repurchase agreements and securities lending	(26,011,980)	(255,607)	(1,656,030)	(27,923,617)
Due to bank and correspondents	(4,158,523)	(1,454,565)	(365,169)	(5,978,257)
Lease liabilities	(257,702)	(409,866)	(83,010)	(750,578)
Financial liabilities designated at fair value through profit or loss	(87,715)	(340,774)	(133,113)	(561,602)
Technical reserves for claims and insurance premiums	(6,245,669)	(5,400,003)	(29,404)	(11,675,076)
Bonds and subordinated notes issued	(3,454,685)	(12,520,242)	(344,480)	(16,319,407)
Other liabilities	(2,492,261)	(2,864,519)	(1,029,697)	(6,386,477)
	(118,887,908)	(78,882,167)	(14,190,441)	(211,960,516)
	16,486,409	(2,033,791)	1,140,671	15,593,289
Forwards position, net	(36,268)	198,835	(164,334)	(1,767)
Currency swaps position, net	(2,854,724)	1,054,037	-	(1,800,687)
Cross-currency swaps position, net	(1,229,834)	578,389	(313,022)	(964,467)
Options, net	(32,123)	32,123

Accounting hedge (investment abroad) (*)	-	490,385	-	490,385

Net monetary position	12,333,460	319,978	663,315	13,316,753

(*) As of December 31, 2020, hedge accounting of a net investment in a foreign operation was carried out. Where the investment in Atlantic Security Holding Corporation is being hedged with part of our dollar liabilities position of the balance of “Bonds and notes issued”. The hedged amount is” approximately US$135.4 million, equivalent to S/490.3 million. For further detail refer to Notes to the consolidated financial statements, 17. Bonds and Notes Issued, (iv) Senior notes - Credicorp Ltd.

We manage foreign exchange risk by monitoring and controlling the position values based on changes in exchange rates. Since 2014, we have measured the performance of these positions in Soles, our functional currency. Thus, if the net foreign exchange position (for example, in US Dollars) is an asset, any depreciation of the Soles with respect to this currency would positively affect our consolidated statements of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated income statement.

Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). A currency mismatch would leave Credicorp’s consolidated statements of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the US Dollar, the currency to which the Group had significant exposure as of December 31, 2018, 2019 and 2020 in its monetary assets and liabilities and its forecasted cash flows. The analysis calculates the effect of a reasonably possible movement of the Sol against the US Dollar, with all other variables held constant on the consolidated statements of income, before income tax. A negative amount in the table reflects a potential net reduction in consolidated statements of income, while a positive amount reflects a net potential increase:

Sensitivity Analysis	Change in Currency Rates	2018	2019	2020
	%	in thousands of Soles
Depreciation
Sol against US Dollar	5	47,559	7,142	15,237
Sol against US Dollar	10	90,795	13,635	29,089

Appreciation
Sol against US Dollar	5	(52,566)	(7,894)	(16,841)
Sol against US Dollar	10	(110,972)	(16,665)	(35,553)

11.14 Risk in insurance activity and operational risk

Both our operational risk, which measures the probability of loss of the business operations, and our insurance activity risk, which measures the real cost of claims and benefit payments and the timing thereof, are important for the Group’s risk management. How we identify, evaluate, measure, treat and control operational risk and insurance activity risk is defined and explained in the following notes to our audited consolidated financial statements: 34.4 Operational risk and 34.8 Risk of the insurance activity.

The main risk faced by the Group related to insurance contracts is that the real cost of claims and payments, or the opportunity cost of claims and payments, differs from what was expected. The magnitude of this risk is influenced by the frequency of claims, the severity of claims, the real benefits paid and the development of long-term claims. Therefore, the Group seeks to ensure that sufficient reserves are available to cover these obligations. The Group constantly monitors the adequacy of its technical reserves by taking appropriate measures against possible adverse results. It also, contracts with independent, recognized actuarial services firms to conduct periodic reviews regarding the sufficiency of reserves for the companies that make up the Insurance & Pensions LoB.

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

ITEM 15. CONTROLS AND PROCEDURES

15. A Disclosure Controls and Procedures

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2020. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

15. B  Management’s Annual Report on Internal Control over Financial Reporting

Our Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the framework set forth by the COSO in Internal Control-Integrated Framework version 2013. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and concluded that, as of December 31, 2020, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Gaveglio Aparicio y Asociados S.C.R.L (a member firm of PricewaterhouseCoopers International Limited), our independent registered public accounting firm. As stated in their report included herein, Gaveglio Aparicio y Asociados S.C.R.L has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020.

15. C   Attestation Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Credicorp Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in net equity and cash flows for each of the three years in the period ended December 31,2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for credit losses on loan portfolio

As described in Notes 3 f, 3 i, 7 (c) and 34.1 to the consolidated financial statements, the amount recognized as allowance for credit losses on loan portfolio is S/10,435.6 million at December 31, 2020. As disclosed by management, the calculations of credit losses are product of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies, such as the probabilities of default, loss given default (LGD) and exposure at default, including prospective information, macroeconomic factors and expected life of a financial instrument, among others. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from its beginning. The expected credit loss reflects a result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts. Additionally, management has reviewed its internal credit risk methodological models, in order to respond to the uncertainty regarding COVID-19, carrying out certain procedures, such as: (i) conducting customer surveys to assign them a granular risk level in line with actual observed data that complements the assumptions used; (ii) LGD estimates were updated with assumptions, recovery costs and payments from clients in arrears, to collect the impact on recoveries, which were affected by delays in lawsuits and deterioration of guarantees; and, (iii) the macroeconomic projections were updated, collecting a better expectation for 2021 under the context of COVID-19, as well as the weights of the scenarios for 2020.

The principal considerations for our determination that performing procedures relating to allowance for credit losses on loan portfolio is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the assumptions used such as the probabilities of default, loss given default and exposure at default, including prospective information, macroeconomic factors and expected life of a financial instrument and also considering the updates to respond to the uncertainty regarding COVID-19. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance estimation process, which include controls over data inputs, models and assumptions adopted by management, calculation of the allowance for loan losses. These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used in the model, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating expected credit loss allowance, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as the probabilities of default, loss given default and exposure at default including prospective information, macroeconomic factors, expected life and also considering the updates to respond to the uncertainty regarding COVID-19.

Valuation of the mathematical reserves for annuities

As described in Notes 3 e, 16 and 34.8 to the consolidated financial statements, the amount recognized as mathematical reserves for annuities is S/6,806.1 million at December 31, 2020. As disclosed by management, the valuation of the Group’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation. Some of the key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the mortality tables and interest rates. Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

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

Lima, Peru

April 28, 2021

We have served as the Company’s auditor since 2015.

Countersigned by

___________________________________ (partner)

/S/Carlos Gonzalez Gonzalez

Peruvian Certified Public Accountant Registration No. 50403

15. D   Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At the Annual General Meeting of Shareholders held on June 5, 2020, shareholders elected the new members of the Board of Directors of Credicorp as discussed in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6. A Directors and Senior Management”. Furthermore, our Board of Directors, in its meeting held on June 9, 2020, appointed the following members to the Audit Committee: Ms. Patricia Lizarraga Guthertz (independent, chair of the Audit Committee since Jun 2020), Mr. Irzio Pinasco Menchelli (independent, member of the Audit Committee) and Ms. Maite Aranzabal Harreguy (independent, member of the Audit Committee). Mr. Raimundo Morales Dasso, former Chairman of the Audit Committee has been appointed as Advisor.

Ms. Lizarraga, Mr. Pinasco and Ms. Aranzabal are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of the NYSE Listed Company Manual.

Ms. Lizarraga, our Audit Committee Financial Expert as determined by the Board of Directors, is Director of BCP and Credicorp Ltd. Ms. Lizarraga is an experienced Wall Street executive with over 25 years’ experience working in international mergers and acquisitions, capital markets, private equity and valuation experience. She is the founder and CEO of Hypatia Capital Group and a major shareholder of family group Grupo del Ande. Ms. Lizarraga’s Board experience includes serving as both President of the Board and Chairman of the audit committee of non-profit organizations, as well as private company Board experience. She served as President of the Privatization Committee of Toll Roads of Peru. Ms. Lizarraga received her Bachelor of Arts degree from Yale University and her MBA from Harvard Business School.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics (Codigo de Etica) that applies to our Board of Directors and to our CEO, our chief financial officer, and our other principal executive officers, as well as to all of our other employees. In addition, we have adopted a code of ethics for professionals with financial responsibility (Codigo de Etica Para Profesionales con Responsibilidad Financiera) that applies to employees with financial management responsibilities. Our code of ethics and code of ethics for professionals with financial responsibility are available on the corporate governance section of our web site at https://www.grupocredicorp.com/, or at https://credicorp.gcs-web.com/corporate-governance/governance-documents (in English).

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

Furthermore, in accordance with a proposal made by the Audit Committee, in 2013, the Board of Directors of Credicorp engaged in a process to select and appoint the company to act as our independent external auditor for the 5-year period starting in 2015. The companies invited to participate in the selection process were the four most prominent auditors with operations in the countries where Credicorp’s subsidiaries operate: Ernst and Young (EY), PricewaterhouseCoopers, KPMG, and Deloitte. After analyzing the proposals, the Audit Committee agreed to recommend EY to serve as the independent external auditor of Credicorp and its subsidiaries for the fiscal year 2014 and Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited for a period of 5 years starting on January 1, 2015 and ending on December 31, 2019. Our Board of Directors’ continued support for PricewaterhouseCoopers International Limited during its term as independent external auditor is subject to the firm’s performance, which will be evaluated at the end of each year during its appointment.

Considering the previous recommendation of the Audit Committee and the Board of Directors to hire PricewaterhouseCoopers to audit Credicorp and its subsidiaries for three financial years, as from January 1, 2020 until the end of the financial year 2022, based on the quality of the work carried out by the selected firm, at the Annual General Meeting of Shareholders held on March 29, 2019, the shareholders of Credicorp approved the designation of Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited, to act as independent external auditors of Credicorp and subsidiaries for the fiscal year 2020 and authorized our Board of Directors to delegate the approval of the independent external auditor’s annual fees to its Audit Committee.

At the meeting of the Audit Committee held on May 29, 2019, after assessing the quality, professional experience and international support, the Audit Committee approved to extend the appointment of Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited, to act as independent external auditors of Credicorp for the fiscal years 2020, 2021 and 2022 subject to the firm’s performance, which will be evaluated at the end of each year during its appointment.

The following table sets forth, for each of the years indicated, the fees agreed to for our independent external auditors, Gaveglio, Aparicio y Asociados S.C.R.L., for the audit of our financial statements, for assurance and related services, for tax compliance, tax advice and tax planning and for other services and products for each of the years ended December 31, 2018, 2019 and 2020.

	Year-end December 31,
	2018	2019	2020
	(in thousands of Soles)
Audit	15,556	17,223	21,106
Audit – Related	20	66	-
Tax	57	520	410
All Other	266	928	489
Total	15,899	18,737	22,005

Audit Fees

Audit fees correspond to audit services performed (i) reviewing the consolidated financial statements of Credicorp and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include the audit work in connection with reviews of interim financial information. During, 2020, the Audit Committee approved all fees but there were no services approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Audit fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/17.3 million for 2019 and S/21.1 million for 2020. The increase in audit fees in 2020 compared to 2019 was mainly due to audit of a Credicorp Ltd.’s quarterly reports and BCP issuance prospectus (Medium-Term-Notes 2020), both fees amounted to US$0.38 million, equivalent to S/1.38 million. Likewise, for the review service of the Offering Memorandum Credicorp Ltd - June 2020 whose fees amounted to US$0.2 million, equivalent to S/0.72 million.

Audit Related Fees

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

Tax fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/520,000 for 2019 and S/410,000 for 2020.

All Other Fees

In 2020, the other fees were mainly related to advice on economic substance to Credicorp Ltd and specialized COSO training services to BCP. In 2019, other fees were mainly related to the consulting known as the Proactive Assurance Approach of IFRS 17 to Pacifico Compañia de Seguros y Reaseguros, which was a program that started in 2019 and is expected to finalize in 2022. In 2018, other fees were mainly related to the optimization of the use of Teammate software and services to give an opinion on custody services provided by Credicorp Capital S.A. Corredores de Bolsa to their clients. Audit fees corresponding to “Taxes” and “All other” paid in 2020, 2019 and 2018 were subject to the aforementioned 35% limit and represented 4%, 8% and 2%, respectively, of the total auditor’s fees.

All other fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/928,000 for 2019 and S/489,000 for 2020.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2020, as part of their core businesses, our affiliates, Prima AFP, ASB, Credicorp Capital Sociedad Administradora de Fondos, Grupo Pacifico and Credicorp Capital Bolsa made purchases of our common shares in open-market transactions on behalf of our clients.

In addition, we and our affiliated purchasers repurchased common shares for our 2020 long-term retention plan for certain employees, as explained in Notes 3(x) and 20 to the consolidated financial statements. The following table sets forth, for each month in 2020 in which such repurchases occurred, the total number of shares purchased, and the average price paid per share. None of the repurchased shares were purchased as part of publicly announced plans or programs.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
March 2020	176,212	US$ 184.0	-	-

(1)	Shares repurchased in open-market transactions.

In March 2020, 176,212 shares were repurchased in open market operations at an average price paid per share of US $184.0. None of the repurchased shares were acquired as part of publicly announced plans or programs.

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

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the Board of Directors must be “Independent Directors”, as defined by the NYSE.	Credicorp is not required under Bermuda law to maintain a Board of Directors with a majority being Independent Directors. As of March 31, 2021, five Directors out of nine are independent.
303A.02

A Director cannot be “independent” unless the Board of Directors affirmatively determines that the Director has no material relationship with the listed company. In addition, a Director is not independent if the Director:

(i)     is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company

(ii)   has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than Director and committee fees and pension or other forms of deferred compensation for prior service

(iii)   (a) is a current partner or employee of a firm that is the listed company’s internal or external auditor; (b) has an immediate family member who is a current partner of such a firm; (c) has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (d) was, or an immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time

Credicorp has adopted an “independence” standard that is different from the standard established by the NYSE. Credicorp’s independence standard incorporates the SEC’s minimum independence requirements applicable to Directors serving on audit committees. The definition of independence is included in Credicorp’s Corporate Governance Policy. There is no similar requirement under Bermuda law.

Under our definition, a Director shall be deemed to be independent if he/she meets each of the following conditions:

(vi)         Not being or having been, in the last three years, a Related Director or employee of Credicorp and/or subsidiaries.

(vii)        Not being or having been, in the last three years, a Director or employee of a company holding >=5% interest in Credicorp. This criterion shall not apply to Directors with an independent status in Credicorp and/or subsidiaries.

(viii)       Not being a shareholder with >1% interest in Credicorp, not being entitled to exercise voting rights in excess of such percentage nor have preferential voting rights nor have any agreement or agreements allowing such shareholder to exercise the rights to purchase Credicorp shares in excess of such percentage.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices

(iv)   is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee

(v)    is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

(ix)         Not being a Director or a member of the Senior Management of a company in which any Related Director or member of the Senior Management of Credicorp is a member of the Board of Directors. Such restriction shall not apply when cross Directorship is with respect to Credicorp subsidiaries.

(x)          Not being or having been a member of the Senior Management of a company in which any Related Director or member of the Senior Management of Credicorp is or has been a member of the Compensation Committee of the Board of Directors in the last three years.

(xi)          Not being a shareholder with >5% interest, partner, Director or member of the Senior Management of a third-party company which makes or has made business or contractual transactions for >1% of the annual revenue of Credicorp or >5% of the third-party company, or >5% of the annual income of the proposed Director in the last three fiscal years.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices

(xii)        Not having received from Credicorp and/or subsidiaries any compensation >$120,000 over a period of 12 months during the last three years, excluding Directors’ fees and revenue from investments in financial instruments (bonds, shares, term deposits, among others) of Credicorp and/or subsidiaries. Applies also with respect to Relatives.

(xiii)       Not being or having been an employee or partner of the auditing firm of Credicorp and/or subsidiaries in the last three years.

(xiv)       Not being a Relative of shareholders with >=5% interest in Credicorp, or of members of the Board of Directors or the Senior Management of Credicorp.

(xv)        Not acting as an Independent Director in >5 Boards of Directors of companies entered in the Securities Market Public Registry (RMPV). Excludes boards of Directors of Credicorp and/or subsidiaries.

(xvi)       Not being or having been an Independent Director for over 10 continuous or alternate years during the last 15 years in Credicorp and/or subsidiaries.

(xvii)      The Board of Directors shall be entitled to determine the Independence of a Director in situations calling for interpretation or which have not been contemplated in this document.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices

Definitions

Senior Management: is made up of the following roles:

(xviii)    CEO

(xix)       General Manager

(xx)        Deputy General Managers

(xxi)       Managers in charge of the four Business Units (Universal Banking, Microfinance, Insurance and Retirement, and Investment Banking and Asset Management)

(xxii)      Managers with the following Corporate Roles:

(xxiii)     Financial Manager

•  Risk Manager

•  Audit Manager

•  Compliance Manager

•  Legal Manager

•  Corporate Human Management and Development Manager

•  Talent Manager

•  Corporate Affairs Manager

Definitions:

Related Director: the Credicorp Director who is not considered independent.

Relative: a person having an up to second-degree blood or affinity relation, including common law or similar affective relationships.

Corporate Role: it is the function of corporate scope that implies direct or shared responsibility with the management of the business units.

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

Credicorp has established a Compensation and Nominations Committee and a Sustainability Committee (former Corporate Governance Committee). The minimum requirements and procedures to be followed by each committee are set forth in Credicorp’s Corporate Governance Policy. Credicorp has adopted a charter for the Sustainability Committee and for the Compensation and Nominations Committee.

Although these committees are not required by law to be composed entirely of independent Directors (as defined by the NYSE), under Credicorp’s current Corporate Governance Policy:

–     the Compensation and Nominations Committee shall consist of no less than three Directors, at least two of them must be independent. It will be chaired by one of the independent Directors, and

–     the Sustainability Committee must be composed of at least three Directors of Credicorp, at least two of whom must be independent (as determined by Credicorp). Additionally, the Board of Directors may incorporate as a member one or more Directors of subsidiaries of the Corporation. The chairman of the Board may not be part of the committee.

There is no similar requirement under Bermuda law.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
303A.05	Listed companies must have a compensation committee composed entirely of independent Directors, with a written charter that addresses specific minimum requirements.	Under Bermuda law, compensation of executive officers need not be determined by an independent committee. However, Credicorp has established a Compensation and Nominations Committee that reviews and approves the compensation and benefits for Credicorp’s executive officers and other key executives of Credicorp. Credicorp’s Board of Directors has adopted a Compensation and Nominations Committee charter.
303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Credicorp has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. There is no similar requirement under Bermuda law.
303A.07	Listed companies must have an audit committee with at least three members, and all members of the committee must satisfy the “independence” requirements set forth in Section 303A.02 of the NYSE Listed Company Manual (described above). The audit committee must also have a written charter that addresses specific minimum requirements, and listed companies must have an internal audit function.	Credicorp has formed an Audit Committee responsible for advising the Board regarding the selection of independent auditors and evaluating Credicorp’s internal controls. Credicorp’s Audit Committee has three members and the members satisfy the independence requirements of Rule 10A-3 under the Exchange Act as a foreign private issuer. The Committee shall have at least one member who is considered a financial expert. Credicorp’s Board of Directors has adopted an audit committee charter. There is no similar requirement under Bermuda law.
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Bermuda law, Credicorp is not required to obtain shareholder consent prior to adopting share compensation plans.
303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Credicorp has adopted a set of corporate governance guidelines.
336

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for Directors, officers and employees and promptly disclose any waivers of the code for Directors or executive officers.	Credicorp has adopted and published on the company’s website (https://www.grupocredicorp.com/) a Code of Ethics for Directors, officers and employees and has adopted a Code of Ethics for professionals with financial responsibility. In accordance with our corporate policies, all Directors, executives, employees and suppliers must comply with the laws, regulations and government requirements applicable to business conducted both in Peru and in other jurisdictions where the Corporation operates, acting with honesty and integrity as described in Credicorp’s Corporate Compliance Manual, Credicorp’s Code of Ethics, Credicorp’s Corporate Ethics and Conduct Policy, the Anti-Money Laundering and Financing of Terrorism Manual, and other internal documents related to compliance.
303A.12	Each listed company must submit an executed written affirmation annually to the NYSE. Each listed company CEO must (i) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary and (ii) promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	As a NYSE-listed company, Credicorp must submit an executed written affirmation annually to the NYSE, and its CEO must promptly notify the NYSE in writing after any executive officer of Credicorp becomes aware of any non-compliance with any applicable provisions of Section 303A. There is no similar requirement under Bermuda law.

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

Fiduciary Duty

Under the common law applicable to Bermuda companies, the fiduciary duty of Directors has four aspects which may be briefly summarized as follows:

a)	A duty to act honestly and in good faith. A Director has a duty to act honestly and in good faith in what he considers are the best interests of the company and not for any collateral purpose. The courts allow the Director wide discretion in determining this, interfering only if no reasonable Director could have believed that a course of action was in the best interests of the company. However, a Director acting honestly, but not in the best interests of the company, is in breach of such duty.

b)	A duty to exercise powers for a proper purpose. Directors must act within the powers set out in the company’s memorandum of association and bye-laws and exercise their powers in the company’s interests and for the purposes for which those powers were conferred. Even if the Directors are acting in good faith in the interests of the company as a whole, they must still use their powers for the purposes for which they were intended. For example, in general Directors are not allowed to exercise their powers in such a way as to prevent a majority of the members from exercising their rights.

c)	A duty to avoid conflicts of interest. A Director must not put himself in a position where there is an actual or potential conflict between a personal interest and his duty to the company. However, a Director may enter into a contract where a conflict of interest might arise if the Bye-laws allow it or the company gives its approval in a general meeting. Our bye-laws do not prohibit a Director from entering into a contract where a conflict of interest may arise, but they do prohibit a Director from voting with respect to any contract or proposed contract or arrangement in which such Director is interested or with which such Director has a conflict of interest. In addition, section 97(4) of the Companies Act requires our Directors and officers to disclose at the first opportunity any interest in a material contract, proposed material contract or person that is a party to a material contract or proposed material contract with us or any of our subsidiaries.

d)	A duty not to appropriate, divert or personally profit from corporate opportunities. Unless the bye-laws specifically provide otherwise, a Director’s fiduciary position precludes him from appropriating, diverting or taking a personal profit from any opportunities that result from the directorship. Our Bye-laws do provide an exception to this rule. They provide that any Director, any Director’s firm or partner, or any company with which any Director is associated may act for us in a professional capacity. Such Director, firm, partner or company will be entitled to compensation for professional services as if the Director were not a member of our Board of Directors. However, such Director, firm, partner or company may not act as our auditor.
338

Duty of Skill and Care

Under the common law, applicable to Bermuda companies, the duty of skill and care has three aspects which may be briefly summarized as follows:

e)	Degree of Skill. A Director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of like knowledge and experience. A Director is not expected to exercise a level of skill he does not have. The level of skill required of a Director is subjective, in that the Director is not expected, merely by virtue of the office, to possess any particular skills. Performance must be judged by the way the Director applies any skills which he actually has. However, Directors ought to acquire and maintain a sufficient knowledge and understanding of the company’s business to enable them to properly discharge their duties as Directors.

f)	Attention to the Business. A Director must diligently attend to the affairs of the company. In the performance of this duty, a Director must at a minimum display the reasonable care an ordinary person would be expected to take in the same circumstances on his own behalf. Mere errors of judgment have been held not to breach the duty of skill and care. A Director, as such, is not bound to give continuous attention to the affairs of the company, as his or her duties are of an intermittent nature.

g)	Reliance on Others. A Director is not liable for the acts of Co-Directors or other company officers solely by virtue of the position. A Director is entitled to rely on his Co-Directors or company officers as well as subordinates who are expressly put in charge of attending to the detail of management, provided such reliance is honest and reasonable (although a Director cannot absolve himself entirely of responsibility by delegation to others). As a general rule, before delegating responsibility to others, the Directors in question should satisfy themselves that the delegates have the requisite skills to discharge the functions delegated to them. In addition, the Directors must ensure that there is set up an adequate system of monitoring such delegates (e.g., managers). The Directors must, on a regular basis, ensure that their delegates have fulfilled their obligations. The Directors should require a regular flow of information from the delegates to ensure that they are carrying out their duties satisfactorily. In addition, section 97(5A) of the Companies Act provides that a Director shall not have breached the fiduciary duty or duty of skill and care required by section 97(1) if he relies in good faith upon financial statements of the company represented to him by another Director or officer of the company or a report of an attorney, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by him.
339

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

340

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

341

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Credicorp Consolidated Financial Statements and the report of the independent public accounting firm in connection therewith are filed as part of this Annual Report on Form 20-F, as noted below:

342

ITEM 19. EXHIBITS

•	Index to Exhibits

1.1 Bye-laws of Credicorp Ltd. (filed herewith)

1.2 Memorandum of Association of Credicorp Ltd. incorporated herein by reference to Credicorp’s Annual Report on Form 20-F dated May 29, 2020

2.1 Description of Securities (filed herewith)

2.2 Indenture among Credicorp Ltd., as issuer, The Bank of New York Mellon, as Trustee, Paying Agent and Registrar, dated as of June 17, 2020 (undertaking to furnish upon request)

8. List of Subsidiaries (filed herewith)

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

343

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ CESAR RIOS
Name:	Cesar Rios
Tittle:	Chief Financial Officer
Dated: April 28, 2021

344

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

US$	= United States dollar
S/	= Sol

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Credicorp Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in net equity and cash flows for each of the three years in the period ended December 31,2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for credit losses on loan portfolio

As described in Notes 3 f, 3 i, 7 (c) and 34.1 to the consolidated financial statements, the amount recognized as allowance for credit losses on loan portfolio is S/10,435.6 million at December 31, 2020. As disclosed by management, the calculations of credit losses are product of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies, such as the probabilities of default, loss given default (LGD) and exposure at default, including prospective information, macroeconomic factors and expected life of a financial instrument, among others. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from its beginning. The expected credit loss reflects a result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts. Additionally, management has reviewed its internal credit risk methodological models, in order to respond to the uncertainty regarding COVID-19, carrying out certain procedures, such as: (i) conducting customer surveys to assign them a granular risk level in line with actual observed data that complements the assumptions used; (ii) LGD estimates were updated with assumptions, recovery costs and payments from clients in arrears, to collect the impact on recoveries, which were affected by delays in lawsuits and deterioration of guarantees; and, (iii) the macroeconomic projections were updated, collecting a better expectation for 2021 under the context of COVID-19, as well as the weights of the scenarios for 2020.

The principal considerations for our determination that performing procedures relating to allowance for credit losses on loan portfolio is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the assumptions used such as the probabilities of default, loss given default and exposure at default, including prospective information, macroeconomic factors and expected life of a financial instrument and also considering the updates to respond to the uncertainty regarding COVID-19. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance estimation process, which include controls over data inputs, models and assumptions adopted by management, calculation of the allowance for loan losses. These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used in the model, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating expected credit loss allowance, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as the probabilities of default, loss given default and exposure at default including prospective information, macroeconomic factors, expected life and also considering the updates to respond to the uncertainty regarding COVID-19.

Valuation of the mathematical reserves for annuities

As described in Notes 3 e, 16 and 34.8 to the consolidated financial statements, the amount recognized as mathematical reserves for annuities is S/6,806.1 million at December 31, 2020. As disclosed by management, the valuation of the Group’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation. Some of the key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the mortality tables and interest rates. Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

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

Gaveglio Aparicio y Asociados, S. Civil de R.L.

Lima, Perú

April 28, 2021

We have served as the Company’s auditor since 2015.

Countersigned by

___________________________________ (partner)

/S/ Carlos Gonzalez Gonzalez

Peruvian Public Accountant Registration No. 50403

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

	Note	2020	2019
		S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		8,176,612	6,177,356
Interest-bearing		28,576,382	19,809,406
	4	36,752,994	25,986,762

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	2,394,302	4,288,524

Investments:
At fair value through profit or loss	6(a)	6,467,471	3,850,762

At fair value through other comprehensive income		42,746,061	24,614,050
At fair value through other comprehensive income pledged as collateral		997,828	1,588,673
	6(b)	43,743,889	26,202,723

Amortized cost		2,196,220	1,907,738
Amortized cost pledged as collateral		2,766,162	1,569,308
	6(c)	4,962,382	3,477,046

Loans, net:	7
Loans, net of unearned income		137,659,885	115,609,679
Allowance for loan losses		(9,898,760)	(5,123,962)
		127,761,125	110,485,717

Financial assets designated at fair value through profit or loss	8	823,270	620,544
Premiums and other policies receivable	9(a)	937,223	838,731
Accounts receivable from reinsurers and coinsurers	9(b)	919,419	791,704
Property, furniture and equipment, net	10	1,374,875	1,428,173
Due from customers on acceptances		455,343	535,222
Intangible assets and goodwill, net	11	2,639,297	2,532,087
Right-of-use assets, net	12(a)	702,928	821,840
Deferred tax assets, net	19(c)	1,693,655	520,848
Other assets	13	5,777,990	5,478,657
Total assets		237,406,163	187,859,340

Liabilities

Deposits and obligations:	14
Non-interest-bearing		47,623,119	28,316,170
Interest-bearing		94,742,383	83,689,215
		142,365,502	112,005,385

Payables from repurchase agreements and securities lending	5(b)	27,923,617	7,678,016
Due to banks and correspondents	15	5,978,257	8,841,732
Banker’s acceptances outstanding		455,343	535,222
Accounts payable to reinsurers	9(b)	338,446	216,734
Lease liabilities	12(b)	750,578	830,153
Financial liabilities at fair value through profit or loss	3(f)(v)	561,602	493,700
Technical reserves for insurance claims and premiums	16	11,675,076	9,950,233
Bonds and notes issued	17	16,319,407	14,946,363
Deferred tax liabilities, net	19(c)	105,529	134,204
Other liabilities	13	5,487,159	5,481,288
Total liabilities		211,960,516	161,113,030

Equity, net	18
Equity attributable to Credicorp´s equity holders:
Capital stock		1,318,993	1,318,993
Treasury stock		(208,433)	(207,839)
Capital surplus		192,625	226,037
Reserves		21,429,635	19,437,645
Other reserves		1,865,898	1,088,189
Retained earnings (losses)		347,152	4,374,935
		24,945,870	26,237,960

Non-controlling interest		499,777	508,350
Total equity, net		25,445,647	26,746,310

Total liabilities and net equity		237,406,163	187,859,340

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Interest and similar income	22	11,547,648	12,381,664	11,522,634
Interest and similar expenses	22	(2,976,306)	(3,289,913)	(3,033,529)
Net interest, similar income and expenses		8,571,342	9,091,751	8,489,105

Provision for credit losses on loan portfolio	7(c)	(6,080,289)	(2,100,091)	(1,814,898)
Recoveries of written-off loans		159,781	254,155	283,190
Provision for credit losses on loan portfolio, net of recoveries		(5,920,508)	(1,845,936)	(1,531,708)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		2,650,834	7,245,815	6,957,397

Other income
Commissions and fees	23	2,912,778	3,232,781	3,126,857
Net gain on foreign exchange transactions		622,783	748,382	737,954
Net gain on securities	24	523,082	546,814	242,829
Net gain on derivatives held for trading		40,789	6,043	13,262
Net gain from exchange differences		19,804	19,520	16,022
Others	29	286,981	344,229	273,882
Total other income		4,406,217	4,897,769	4,410,806

Insurance underwriting result
Net premiums earned	25	2,428,060	2,394,243	2,061,481
Net claims incurred for life, general and health insurance contracts	26	(1,708,113)	(1,531,418)	(1,212,198)
Acquisition cost		(361,814)	(365,848)	(380,310)
Total insurance underwriting result		358,133	496,977	468,973

Other expenses
Salaries and employee benefits	27	(3,312,954)	(3,411,023)	(3,219,875)
Administrative expenses	28	(2,386,108)	(2,361,117)	(2,317,829)
Depreciation and amortization	10 and 11(a)	(497,910)	(455,033)	(429,122)
Impairment loss on goodwill	11(b)	(63,978)	–	(38,189)
Depreciation for right-of-use assets	12(a)	(172,005)	(169,406)	–
Others	29	(758,068)	(268,469)	(239,947)
Total other expenses		(7,191,023)	(6,665,048)	(6,244,962)

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Profit before income tax		224,161	5,975,513	5,592,214
Income tax	19(b)	109,977	(1,623,182)	(1,520,909)
Net profit		334,138	4,352,331	4,071,305

Attributable to:
Credicorp’s equity holders		346,894	4,265,304	3,983,865
Non-controlling interest		(12,756)	87,027	87,440
		334,138	4,352,331	4,071,305

Net basic and dilutive earnings per share attributable to Credicorp’s equity holders (in Soles):

Basic	30	4.37	53.66	50.13
Diluted	30	4.36	53.53	49.99

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

		2020	2019	2018
		S/(000)	S/(000)	S/(000)
Net profit for the year		334,138	4,352,331	4,071,305
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net gain (loss) on investments at fair value through other comprehensive income	18(d)	714,362	1,064,859	(642,505)
Income tax	18(d)	(11,717)	(22,259)	11,831
		702,645	1,042,600	(630,674)

Net movement on cash flow hedges	18(d)	(16,402)	(37,851)	41,241
Income tax	18(d)	3,933	10,290	(10,942)
		(12,469)	(27,561)	30,299

Other reserves	18(d)	(263,820)	(666,556)	–
Income tax	18(d)	26,846	–	–
		(236,974)	(666,556)	–

Exchange differences on translation of foreign operations	18(d)	258,271	(58,323)	45,655
Net movement in hedges of net investments in foreign businesses	18(d)	(1,219)	–	–
		257,052	(58,323)	45,655

Total		710,254	290,160	(554,720)

Not to be reclassified to profit or loss in subsequent periods:

Net gain in equity instruments designated at fair value through other comprehensive income	18(d)	73,270	91,512	20,971
Income tax	18(d)	3,414	5,999	(168)
		76,684	97,511	20,803

Total		76,684	97,511	20,803

Total other comprehensive income	18(d)	786,938	387,671	(533,917)

Total comprehensive income for the year, net of income tax		1,121,076	4,740,002	3,537,388

Attributable to:
Credicorp’s equity holders		1,124,603	4,645,040	3,455,682
Non-controlling interest		(3,527)	94,962	81,706
		1,121,076	4,740,002	3,537,388

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018 - Restated	1,318,993	(204,398)	(4,539)	271,948	14,647,709	431,711	853,747	(32,781)	–	(16,041)	4,298,578	21,564,927	497,136	22,062,063
Changes in equity in 2018 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	3,983,865	3,983,865	87,440	4,071,305
Other comprehensive income, Note 18(d)	–	–	–	–	–	20,840	(624,277)	29,620	–	45,634	–	(528,183)	(5,734)	(533,917)
Total comprehensive income	–	–	–	–	–	20,840	(624,277)	29,620	–	45,634	3,983,865	3,455,682	81,706	3,537,388
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	2,933,617	–	–	–	–	–	(2,933,617)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	–	–	–	–	–	–	(1,130,427)	(1,130,427)	–	(1,130,427)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(45,134)	(45,134)
Acquisition of non-controlling interest	–	–	–	–	–	–	–	–	–	–	(70,046)	(70,046)	(104,426)	(174,472)
Purchase of treasury stock, Note 18(b)	–	–	(1,869)	(93,544)	–	–	–	–	–	–	–	(95,413)	–	(95,413)
Share-based payment transactions	–	–	2,767	67,790	17,230	–	–	–	–	–	–	87,787	–	87,787
Others	–	45	–	–	–	–	–	–	–	–	26,688	26,733	(2,449)	24,284
Balances as of December 31, 2018	1,318,993	(204,353)	(3,641)	246,194	17,598,556	452,551	229,470	(3,161)	–	29,593	4,175,041	23,839,243	426,833	24,266,076

Changes in equity in 2019 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	4,265,304	4,265,304	87,027	4,352,331
Other comprehensive income, Note 18(d)	–	–	–	–	–	97,514	1,026,518	(26,943)	(658,491)	(58,862)	–	379,736	7,935	387,671
Total comprehensive income	–	–	–	–	–	97,514	1,026,518	(26,943)	(658,491)	(58,862)	4,265,304	4,645,040	94,962	4,740,002
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	1,858,811	–	–	–	–	–	(1,858,811)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	–	–	–	–	–	–	(1,595,229)	(1,595,229)	–	(1,595,229)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(52,971)	(52,971)
Additional dividends	–	–	–	–	(31,268)	–	–	–	–	–	(606,824)	(638,092)	–	(638,092)
Purchase of treasury stock, Note 18(b)	–	–	(1,814)	(101,411)	–	–	–	–	–	–	–	(103,225)	–	(103,225)
Share-based payment transactions	–	–	2,004	81,254	11,546	–	–	–	–	–	–	94,804	–	94,804
Acquisition of subsidiaries, Note 2(a)	–	–	–	–	–	–	–	–	–	–	–	–	74,392	74,392
Others	–	(35)	–	–	–	–	–	–	–	–	(4,546)	(4,581)	(34,866)	(39,447)
Balances as of December 31, 2019	1,318,993	(204,388)	(3,451)	226,037	19,437,645	550,065	1,255,988	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY (CONTINUED)

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of December 31, 2019	1,318,993	(204,388)	(3,451)	226,037	19,437,645	550,065	1,255,988	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310
Changes in equity in 2020 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	346,894	346,894	(12,756)	334,138
Other comprehensive income, Note 18(d)	–	–	–	–	–	76,849	688,831	(12,217)	(234,107)	258,353	–	777,709	9,229	786,938
Total comprehensive income	–	–	–	–	–	76,849	688,831	(12,217)	(234,107)	258,353	346,894	1,124,603	(3,527)	1,121,076
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	1,977,091	–	–	–	–	–	(1,977,091)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	–	–	–	–	–	–	(2,392,844)	(2,392,844)	–	(2,392,844)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(32,273)	(32,273)
Additional dividends	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Purchase of treasury stock, Note 18(b)	–	–	(3,418)	(148,543)	–	–	–	–	–	–	–	(151,961)	–	(151,961)
Sale of treasury stocks, Note 18(b)	–	62	–	–	–	–	–	–	–	–	–	62	–	62
Share-based payment transactions	–	–	2,762	115,131	14,899	–	–	–	–	–	–	132,792	–	132,792
Others	–	–	–	–	–	–	–	–	–	–	(4,742)	(4,742)	27,227	22,485
Balances as of December 31, 2020	1,318,993	(204,326)	(4,107)	192,625	21,429,635	626,914	1,944,819	(42,321)	(892,598)	229,084	347,152	24,945,870	499,777	25,445,647

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Note	2020	2019	2018
		S/000	S/000	S/000
CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		334,138	4,352,331	4,071,305

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c)	6,080,289	2,100,091	1,814,898
Impact of fair value of portfolio with change in effective rate		326,691	–	–
Depreciation and amortization	10 and 11(a)	497,910	455,033	429,122
Depreciation of right-of-use assets	12(a)	172,005	160,406	–
Depreciation of investment properties	13(e)	7,018	6,727	7,405
Deferred (income) tax expense	19(b)	(1,147,311)	(52,435)	91,101
Adjustment of technical reserves	25(a)	758,274	761,970	713,433
Net gain on securities	24	(523,082)	(546,814)	(242,829)
Impairment loss on goodwill	11(b)	63,978	–	38,189
Provision for sundry risks	13(f)	140,897	27,272	42,236
(Gain) loss on financial assets designated at fair value through profit and loss	25(a)	(115,627)	(93,664)	53,935
Net gain of trading derivatives		(40,789)	(6,043)	(13,262)
Net Income from sale of property, furniture and equipment	29	(8,523)	(16,869)	(54,952)
(Gain) loss net from sale of seized and recovered assets	29	(728)	9,617	3,411
Expense for share-based payment transactions	27	103,632	120,062	106,865
Net gain from sale of written-off portfolio		(35,638)	(106,835)	(60,663)
Intangible losses due to withdrawals and dismissed projects	29	40,342	22,492	–
Others		33,827	(19,840)	(16,022)
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(20,593,548)	(6,767,721)	(10,236,155)
Investments at fair value through profit or loss		(2,197,109)	(206,534)	530,918
Investments at fair value through other comprehensive income		(15,904,097)	771,680	(837,699)
Cash collateral, reverse repurchase agreements and securities borrowings		2,137,262	(265,157)	3,604,105
Sale of written off portfolio		36,921	193,770	60,663
Other assets		(335,229)	(1,142,133)	(1,078,163)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2020	2019	2018
		S/000	S/000	S/000
Net increase (decrease) in liabilities
Deposits and obligations		25,856,151	7,457,393	5,583,328
Due to Banks and correspondents		(3,143,279)	426,411	267,383
Payables from repurchase agreements and securities lending		20,200,747	(1,714,532)	(4,069,121)
Bonds and notes issued		(96,199)	670,877	(1,264,573)
Short-term and low-value lease payments		(74,016)	(63,047)	–
Other liabilities		1,274,759	1,567,333	1,310,271
Income tax paid		(1,162,843)	(1,168,130)	(1,106,700)
Net cash flow from operating activities		12,686,823	6,933,711	(251,571)

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		22,956	35,355	95,063
Revenue from sale of investment property		78	38,969	25,552
Revenue from sales and reimbursement of investment to amortized cost		1,600,519	3,256,332	4,083,902
Purchase of property, furniture and equipment	10	(98,120)	(134,776)	(181,459)
Purchase of investment property	13(e)	(26,533)	(33,321)	(49,519)
Purchase of intangible assets	11(a)	(535,241)	(371,957)	(419,789)
Purchase of investment at amortized cost		(2,837,015)	(1,688,443)	(3,613,093)
Acquisition of subsidiaries, net of cash received	2(a)	–	(375,952)	–
Net cash flows from investing activities		(1,873,356)	726,207	(59,343)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(e)	(2,392,844)	(1,595,229)	(1,130,427)
Dividends paid to non-controlling interest of subsidiaries		(32,273)	(52,971)	(45,134)
Additional dividends	18(e)	–	(638,092)	–
Principal payments of leasing contracts		(163,392)	(147,841)	–
Interest payments of leasing contracts		(32,295)	(37,438)	–
Subordinated bonds		684,243	(977,009)	–
Purchase of treasury stock	18(b)	(151,899)	(103,225)	(95,413)
Acquisition of non-controlling interest		–	–	(174,472)
Net cash flows from financing activities		(2,088,460)	(3,551,805)	(1,445,446)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2020	2019	2018
		S/000	S/000	S/000
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		8,725,007	4,108,113	(1,756,360)
Effect of changes in exchange rate of cash and cash equivalents		2,034,718	(294,874)	704,966
Cash and cash equivalents at the beginning of the period		25,974,042	22,160,803	23,212,197
Cash and cash equivalents at the end of the period		36,733,767	25,974,042	22,160,803

Additional information from cash flows
Interest received		11,161,316	12,349,495	11,469,209
Interest paid		(2,959,525)	(3,193,536)	(3,034,140)

Transactions that do not represent cash flow
Recognition of lease operations		(118,912)	852,800	–
Reclassification from investments at amortized cost to fair value with changes in equity		–	241,656	–

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2020	As of January 1, 2020	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge	Others	As of December 31, 2020
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	4,387,743	3,222,663	(2,538,420)	396,089	-	-	(86,752)	5,381,323
Fair value	-	-	-	-	-	-	-	-
	4,387,743	3,222,663	(2,538,420)	396,089	-	-	(86,752)	5,381,323
Fair value hedge	-	-	-	-	-	-	-	-

		Changes that generate cash flows		Changes that do not generate cash flows
2019	As of January 1, 2019	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge	Others	As of December 31, 2019
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	5,424,401	-	(977,009)	(69,875)	421	-	9,805	4,387,743
Fair value	-	-	-	-	-	-	-	-
	5,424,401	-	(977,009)	(69,875)	421	-	9,805	4,387,743
Fair value hedge	-	-	-	-	-	-	-	-

		Changes that generate cash flows		Changes that do not generate cash flows
2018	As of January 1, 2018	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge (*)	Others	As of December 31, 2018
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	2,257,516	-	-	183,791	164	2,951,813	31,117	5,424,401
Fair value	2,989,873	-	-	17,210	(55,270)	(2,951,813)	-	-
	5,247,389	-	-	201,001	(55,106)	-	31,117	5,424,401
Fair value hedge	(34,290)	-	(9,245)	(293)	31,185	-	12,643	-

(*) During the first quarter of 2018, the Group discontinued the fair value hedge of certain liability bonds that were classified to fair value; as a result, these bonds were reclassified as financial liabilities at amortized cost.

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and according to Bermuda’s economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp’s activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp’s structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, as of October 29, 2020, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp’s strategy, objectives and goals, main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp’s subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of group activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito SA, a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries (see Note 3 (b)). Its main subsidiary is Banco de Credito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Peru.

Credicorp’s legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp’s businesses are managed are located at Calle Centenario N ° 156, La Molina, Lima, Peru.

At a Credicorp Board of Directors meeting, held on December 19, 2019, the Corporate Policy for the Prevention of Corruption and Bribery was approved. This document specifies that neither Credicorp nor any of its subsidiaries can make contributions or deliver any benefit to political organizations or their members, under any modality, directly or indirectly. Management confirms that during 2020, none of these contributions have been made.

The consolidated financial statements presented correspond to the financial statement of Credicorp and subsidiaries (hereinafter “the Group”). The consolidated financial statements as of December 31, 2019 and for the year then ended were approved by the Board of Directors on February 27, 2020 and presented to the General Shareholders’ Meeting on June 5, 2020. The consolidated financial statements as of December 31, 2020 and for the year ended on that date were approved and authorized for the issuance by the Board of Directors and Management on February 25, 2021 and presented to the General Shareholder's Meeting on March 31, 2021. The Company evaluated events or transactions that may have occurred between February 25, 2021 and April 23, 2021 for potential recognition or disclosures. No significant events or transactions were identified and were approved by Management and in the Audit Committee held on April 23, 2021.

Further, there are not significant events or transactions between April 23, 2021 and April 28, 2021 that were identified.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers

i)	Acquisitions during the year 2019

Banco Compartir S.A.-

On June 28, 2019, Credicorp, through its Subsidiary Credicorp Holding Colombia S.A.S., signed an agreement with the majority shareholders of Banco Compartir S.A. (hereinafter “Bancompartir”) to acquire 74.49 percent of its share capital. Subsequently, as part of the initial agreement, in July 2019, Credicorp Holding Colombia S.A.S. signed agreements with minority shareholders to additionally acquire 2.97 percent of the share capital of Bancompartir.

Bancompartir is a financial institution incorporated in Colombia to operate as banking stablishment, with the objective of carrying out all the businesses, operations, acts and contracts authorized by law and by the Superintendency of Banks Colombia (SFC from spanish acronym, banking regulator of Colombia).

The acquisition of Bancompartir was approved by the Superintendency of Banks Colombia Insurance through document N°2019120112-000-000, dated in November 12, 2019.

Credicorp Holding Colombia S.A.S. paid a total of COP265,251.7 million (equivalent to S/255.7 million) for the acquisition of 77.46 percent of the share capital of Bancompartir, effective December 1, 2019.

Ultraserfinco S.A. and Subsidiaries –

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

The transaction was approved by the Superintendencia Financiera of Securities and Insurance through document N° 2019052313-000-000 dated October 22, 2019, the effective date of the acquisition was in November 1, 2019.

Multicaja Prepago S.A. and Tenpo SpA –

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

The acquisition of Multicaja Prepago was approved by the SBIF through the document N° 218999 on May 28, 2019.

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

Compañía Incubadora de Soluciones Móviles S.A.C. -

On January 2019, Credicorp through its subsidiary Grupo Crédito S.A. (hereinafter “Grupo Crédito”) acquired the 100.00 percent of the capital stock of Compañía Incubadora de Soluciones Móviles S.A. (hereinafter “Culqi”), an entity incorporated in Peru, oriented to the development and operation of a platform online payment methods for approximately US$4.0 million (equivalent to S/13.3 million).

At the date of acquisition, the book value and fair value of the identified assets and liabilities of the entities purchased were the following:

	Book value					Fair value adjustments					Fair value recognized on acquisition					Total fair value recognized on acquisition
	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash	30,985	55,160	3,633	1,938	1,016	−	−	−	−	−	30,985	55,160	3,633	1,938	1,016	92,732
Investments	153,188	24,739	−	−	−	−	−	−	−	−	153,188	24,739	−	−	−	177,927
Loans, net	706,621	−	−	−	−	(54,765)	−	−	−	−	651,856	−	−	−	−	651,856
Right-of-use assets, net	6,578	5,206	−	−	−	−	−	−	−	−	6,578	5,206	−	−	−	11,784
Property, furniture and equipment, net, Note 10(a)	5,969	3,385	34	112	32	374	688	−	−	−	6,343	4,073	34	112	32	10,594
Intangible, Note 11
Software and licenses	60,450	−	−	−	2	−	−	2,647	4,640	8,322	60,450	−	2,647	4,640	8,324	76,061
Brand “Culqi”	−	−	−	−	−	−	−	−	−	1,164	−	−	−	−	1,164	1,164
Brand “Recarga”	−	−	−	−	−	−	−	−	2,790	−	−	−	−	2,790	−	2,790
Client relationships	−	−	−	−	−	−	13,376	−	2,536	2,550	−	13,376	−	2,536	2,550	18,462
PayPal Contract	−	−	−	−	−	−	−	−	7,504	−	−	−	−	7,504	−	7,504
Fund manager contract	−	−	−	−	−	−	4,298	−	−	−	−	4,298	−	−	−	4,298
Anti-competition contract	−	−	−	−	−	5,454	7,291	−	−	−	5,454	7,291	−	−	−	12,745
Deferred tax assets	−	−	−	−	−	18,242	−	−	−	541	18,242	−	−	−	541	18,783
Other assets	58,557	17,784	17	1,204	1,100	−	−	−	−	(400)	58,557	17,784	17	1,204	700	78,262

Liabilities
Deposits and obligations	794,893	−	−	−	−	−	−	−	−	−	794,893	−	−	−	−	794,893
Due to banks and correspondents	50,659	−	−	−	−	−	−	−	−	−	50,659	−	−	−	−	50,659
Lease liabilities	6,874	5,680	−	−	−	−	−	−	−	−	6,874	5,680	−	−	−	12,554
Deferred tax liabilities	139	−	−	−	−	1,895	7,924	715	4,717	3,550	2,034	7,924	715	4,717	3,550	18,940
Other liabilities	16,101	24,041	192	142	955	−	−	−	−	−	16,101	24,041	192	142	955	41,431

Total net assets identified at fair value	153,682	76,553	3,492	3,112	1,195	(32,590)	17,729	1,932	12,753	8,627	121,092	94,282	5,424	15,865	9,822	246,485

Non-controlling interest											(56,689)	−	−	−	−	(56,689)

Goodwill arising on acquisition											188,271	44,628	14,182	25,260	3,518	275,859

Total purchase consideration											252,674	138,910	19,606	41,125	13,340	465,655

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

The Group chose to measure the uncontrolled interests held in Bancompartir at fair value, which were estimated considering the consideration paid.

The fair values of the intangible assets identified at the acquisition date were determined using the income approach, based on the present value of earnings attributable to the asset or costs avoided as a result of being the owner of the asset. Under this approach, the fair value of intangible assets is determined through the future cash flow methodology discounted using the rate of return that considers the relative risk of getting cash flows and the value of money over time.

The following methods, based on the income approach, were used by the Management of Credicorp, to estimate the fair values of the intangible assets identified at the acquisition date.

-	For the valuation of the intangible acquired by the anti-competition contract, the Management used the “With-or-without” method, which estimates the fair value of intangible assets comparing with the cash flows generated by the entity, including the intangible asset against cash flows generated by the company excluding said intangible asset.

-	For the software valuation was applied the method “Replacement cost to new”, which estimates the costs that should be incurred to acquire or build an asset with similar characteristics, capacity and functionalities.

-	The “Relief from Royalties” method was applied for brand valuation, which estimates the cash flows that the company saves for the payment of royalties that it would make if it did not count with a brand of its own.

-	For the valuation of the intangible asset of the Client relationship was used the method of “Multi-Period Excess Earnings Method (MEEM)”, which estimates the residual cash flow of the intangible asset after discounting returns for all assets that contribute to the flow.

-	For the valuation of the intangible asset of the fund manager contracts was used the method of “Multi-Period Excess Earnings Method (MEEM)”, which estimates the residual cash flow of the intangible asset after discounting returns for all assets that contribute to the flow.

-	For the valuation of the intangible asset of the PayPal contract was used the method of “Multi-Period Excess Earnings Method (MEEM)”, which estimates the residual cash flow of the intangible asset after discounting returns for all assets that contribute to the flow.

In Management’s opinion, those methods are generally accepted for the valuation of intangible assets identified in business combination processes.

From the effective date of acquisition (December 1, 2019) until December 31, 2019, Bancompartir contribution’s in interest and similar income amounted to approximately S/16.5 million. If the combination had taken place at the beginning of the year, the similar interests and income of the Group would have amounted to approximately S/198.7 million (an increase of S/182.2 million). The income of the other acquired companies is inmaterial for the consolidated financial statements of the Group. Also, for the year 2019, the profit (loss) before taxes of acquired companies are immaterial for consolidated financial statements of the Group.

ii)	Merger by absorption between Credicorp Capital Colombia S.A. and Ultraserfinco S.A. –

At the General Shareholders’ Meeting - Extraordinary Meeting held on January 13, 2020, the shareholders of Credicorp Capital Colombia S.A. approved the legal merger of Ultraserfinco S.A. This operation was authorized by the Superintendency of Colombian Bank through Resolution N°0421 of April 24, 2020. Also, on June 27, 2020, Credicorp Capital Colombia S.A. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Ultraserfinco S.A. (absorbed entity).

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

iii)	Merger by absorption between Banco Compartir S.A. and Edyficar S.A.S. –

At the General Shareholders’ Meeting - Extraordinary Meeting held on August 03, 2020, the shareholders of Banco Compartir S.A. approved the legal merger of Edyficar S.A.S. This operation was authorized by the Superintendency of Colombian Bank through Resolution N°756 of August 26, 2020. Also, October 30,2020, Banco Compartir S.A. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Edyficar S.A.S. (absorbed entity). Likewise, both entities agreed that, from the date of the merger, the legal name of the new merged entity will be “Mibanco - Banco de la Microempresa de Colombia S.A.”.

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

b)	The outbreak of the new coronavirus (hereinafter “COVID-19”).

The COVID-19 outbreak, which was first reported in Wuhan, China, in late year 2019 forced governments globally to take important measures to mitigate the spread of the disease, such as the closure of international borders, severe mobilization restrictions and quarantines. As a result, the Global Gross Domestic Product (GDP; and PBI, by its initials in Spanish) contracted severely in 2020 and the economies in which Credicorp operates (mainly Peru, Chile, Colombia, Bolivia and Panama) were severely affected.

The main measures taken by the governments of the countries in which Credicorp operates consisted of emergency declarations, mobilization restrictions, quarantines and border closures, which have later been modified to selective quarantines in most cases. During the second semester of 2020, the economies of these countries began their reopening processes in phases or stages, but due to the increase in cases that have occurred at the end of 2020, restrictive movement measures have been imposed by risk areas that extend until the date of issuance of this report.

The economies of the countries in which the Group mainly operates have shown signs of recovery and vaccinations began on December 24, 2020 in Chile, January 2021 in Panama and Bolivia, on February 9, 2021 in Peru and February 17, 2021 in Colombia.

Panama

i)	Government measures to counteract negative effects of the pandemic -

The government adopted fiscal and macro-financial measures such as spending on social and health programs aimed at supporting SMEs and implemented tax relief measures. The Superintendency of Banks of Panama (SBP) allowed banks to use accumulated dynamic provisioning to absorb the impact of credit losses, allowed banks to undertake voluntary loan restructurings with distressed borrowers, and requested banks not to charge interest on unpaid interest.

ii)	Effects of the pandemic on the economy-

In May 2020, at the worst moment of the pandemic, GDP fell 31.0 percent “compared to the previous year” (hereinafter, “y/y”) due to the importance of the services sector, which represents more than 75.0 percent GDP, and its dependence on external demand. Its recovery has been taking place at a slower pace than its peers, with a fall in GDP of 17.9 percent y/y in December 2020.

In February 2021, Panama’s credit rating was downgraded to one notch above investment grade by Fitch (BBB-) to reflect a significant deterioration of public finances with the fiscal deficit reaching 10.1% of GDP

Bolivia

i)	Government measures to counteract negative effects of the pandemic -

The Bolivian government announced fiscal and monetary measures such as payments for the unemployed and families with children, coverage of basic services, loans to companies to cover the payment of wages, a microcredit support program, a bonus against hunger, the enactment of a tax on Large Fortunes Law and the Refund of the Value Added Tax (VAT). The Central Bank injected liquidity to the local market and; in relation to measures that affect the financial system, the renewal of the deferral of the payment of bank loans and interest was approved until July 2021 (clients have not been paying capital or interest since March 2020). On the other hand, banks and financial companies must pay an additional 25.0 percent tax on profits if the ROE (Retorn on Equity) exceeds 6.0. Likewise, in December 2020, the capitalization of 100.0 percent of the net profits obtained by banks and financial entities was approved, with the aim of strengthening the financial system and expanding credit.

ii)	Effects of the pandemic on the economy-

The economy sank 26.6 percent y/y in April, the largest recorded contraction of the Global Index of Economic Activity (IGAE, by its acronym in Spanish) in recent times. The recovery began in the second quarter of 2020 with the rise in commodity prices and some normalization in gas-related activities. The 2020 is estimated to have closed with a GDP of (7.9) percent.

In September, Fitch and Moody’s lowered Bolivia’s long-term foreign currency rating from B + to B due to deteriorating growth prospects and the country’s public finances amid acute political tensions.

Colombia

i)	Government measures to counteract negative effects of the pandemic -

The Colombian government gradually implemented a series of measures such as salary subsidies, deferral of the payment of business income tax, and social security payments. In addition, a credit program for companies equivalent to 8.0 points per capita of GDP was launched. On the other hand, the Central Bank has injected about 1.4 percent of GDP to provide liquidity in the local market and cut the benchmark rate by 250 basis points to 1.75 percent, a new low. In relation to the financial system, grace periods and credit restructuring were given for natural and legal people.

ii)	Effects of the pandemic on the economy -

In April, the recession reached its lowest point with a contraction of 20.1 percent y/y according to the Economic Activity Index (IMACO, by its acronym in Spanish) and from there the recovery began and closed the year 2020 with a contraction of the GDP of 6.8 percent.

Colombia faces the possible loss of investment grade. Fitch downgraded the long-term foreign currency rating from BBB to BBB- with a negative outlook in April. S&P also downgraded the outlook to negative in March with a BBB- rating when the pandemic began. Finally, in December, Moody’s also changed the outlook from stable to negative, ratifying the rating at Baa2. The decision was based on a strong deterioration of multiple debt indicators during 2020, although they expect a fiscal consolidation from 2022 as a result of the new tax reform that will be discussed in the first half of 2021.

Chile

i)	Government measures to counteract negative effects of the pandemic -

The Chilean government announced three fiscal stimulus packages that represent 12.0 percent of GDP, with measures mainly focused on protecting jobs and income for low- and middle-income families, as well as SMEs. The Ministry of Finance also announced an expansion of the Fund of Guarantee for Small businesses (FOGAPE, by its acronym in Spanish) to temporarily include medium and large companies. The Central Bank of Chile (BCCh, by its initials in Spanish) reduced its interest rate in 125 basis points accumulated to 0.5 percent and adopted unconventional measures such as the purchase of bank and government bonds, as well as the introduction of a new financing program for banks conditional to increased credit. Additionally, two withdrawals of 10.0 percent of the individual pension fund accounts were approved.

ii)	Effects of the pandemic on the economy -

The economic impact of the pandemic is unprecedented in Chile. The economy hit its lowest point in May with a contraction of 15.5 percent y/y and has since recovered. At the end of 2020 the GDP closed at (5.9) percent. Commerce and industry continue to lead the gradual recovery, but the services sector and construction remain weak.

On October 15, Fitch downgraded Chile’s long-term foreign currency rating from A to A- in response primarily to a marked deterioration in fiscal accounts.

Peru

i)	Government measures to counteract negative effects of the pandemic -

In response to the major sanitary and economic shock from COVID-19, the Ministry of Finance, the Central Bank and Congress announced and implemented an ample package of measures to mitigate and stimulate the economy for the equivalent of around 20.0 percent of GDP. The ability to implement measures of this magnitude stems from prudent macroeconomic policies that have been implemented for decades.

The measures enacted include grace periods and rescheduling of credits to individuals and legal entities, tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

In particular, the government supported the business sector through two government-backed programs:

- “Reactiva Perú” is a liquidity program, created by the National Government through Legislative Decree N°1455, and modified by Legislative Decree N°1457 and Supreme Decree N°124-2020-EF, it aims to give a quick and effective response to the liquidity needs that companies have to face due to the impact of COVID-19. The program seeks to ensure continuity in the credit chain, granting guarantees to micro, small, medium and large companies so that they can access working capital loans, and thus can meet their short-term obligations with its workers and suppliers of goods and services. This program initially had resources of S/30 billion and later, through Legislative Decree N°1485, the amount was increased by an additional S/30 billion reaching the amount of S/60 billion equivalents to 8.0 percent of GDP.

The amount of the credit in soles disbursed and the individual guarantee depended on the sales volume of each company. The maximum amount of guaranteed credits to be granted responded to the three months of average monthly sales in 2019, according to the Tax Administration of Peru (SUNAT, by its acronym in Spanish). Likewise, in the case of credits intended for microenterprises, an alternative to the sales level, the amount equivalent to two months average debt of the year 2019 can also be used, up to a maximum of S/40.0 thousand. The level of guarantee coverage of the Peruvian Government for these loans is 98.0 percent for loans disbursed up to S/90.0 thousand and varies between 95.0 percent and 80.0 percent for loans greater than S/90.0 thousand and up to S/10.0 million.

The loans disbursed from “Reactiva Perú” program have maximum terms of up to thirty-six months, with a grace period of up to twelve months. Likewise, financial entities undertake to offer these credits at record low rates, since the Central Reserve Bank of Peru (BCRP, by its initials in Spanish) granted said funds through repurchase credit agreement with the Guarantee of the National Government represented in securities, which may be assigned through auctions or direct operations, they remunerate an effective annual rate of 0.5 percent and include a grace period of twelve months without payment of interest or principal.

By end December 2020 the liquidated repurchase agreement operations with state guarantee from the Central Bank stood at S/50,729 million.

-  The Enterprise Support Fund (FAE, by its acronym in Spanish) program enables banks and microfinance entities to provide Small and Micro businesses loans for up to S/4.0 billion with government guarantee coverage levels between 90.0 percent and 98.0 percent. This amount represents about 9.0 percent of the loan portfolio for SMEs (Pymes, by its Spanish initials) systemwide. Other Funds which have also been created are FAE funds for Agriculture and Tourism for S/2.0 billion and S/1.5 billion, respectively. These funds follow similar structures to the original FAE but are focused on specific sectors.

Finally, the Central Bank lowered its reference rate in 200 basis points reaching 0.25 percent, a historic minimum, and has provided liquidity for six and twelve months through credit agreements since the beginning of March. BCRP has also implemented measures to mitigate exchange rate volatility. Additionally, the Superintendency of Banking, Insurance and AFP (SBS) authorized credit extensions for up to six months with no effect on clients’ credit ratings.

ii)	Effects of the pandemic on the economy -

Economic activity has continued to show signs of recovery, at a better rate than initially expected, after registering a 29.8 percent drop in GDP in the second quarter, at the end of 2020 the GDP contracted 11.1 percent. This recovery was supported by a more favorable external environment, mainly due to the appreciation of the price of copper, and an environment where available local economic indicators also accompanied the recovery.

The Government made international issues at historically low rates for a total of US$7,000.0 million in the year, to finance the significant fiscal deficit incurred during 2020.

However, in December 2020, the risk rating agency Fitch revised the outlook for Peru’s long-term credit rating in foreign currency from Stable to Negative, but maintained the rating at BBB+.

The notes to the consolidated financial statements that show some impact due to COVID 19 are as follows: Note 5, Note 6, Note 7, Note 9, Note 12, Note 14, Note 16, Note 22, Note 23, Note 24, Note 26, Note 29 and Note 34.

The consolidated financial statements reasonable reflect the best available information at the time of preparation, including the uncertainty and the impact on significant assumptions and estimations, that are disclosed in the main notes to the consolidated financial statements. Those accounting estimates, in the opinion of Management, are reasonable in the circumstances.

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

The consolidated financial statements as of December 31, 2020 and 2019, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss; which have been measured at fair value.

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

The Group has adopted the following standards and modifications for first time for its annual period that starts on January 1, 2020, as described below:

(i)	Amendments to IAS 1 and IAS 8 - Definition of materiality.

The amendments to these standards provide a new definition of “materiality”, as that information whose omission by mistake or obstruction is reasonably expected to influence the decision-making of the primary users of financial statements. The amendments clarify that materiality depends on the nature or magnitude of information, individually or in aggregate with other information, in the context of the financial statements.

These amendments have no impact on the consolidated financial statements and are not expected to have future impacts for the Group.

(ii)	Amendments to IFRS 3 - Business Definition -

The amendments to this standard provide a new definition of business that requires an acquisition to include at least one input and a substantive process that together significantly contribute to the ability to create products. The definition of the term “products” is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs, savings and other economic benefits.

These amendments have no impact on the consolidated financial statements and are not expected to have future impacts for the Group.

(iii)	Amendments to IFRS 7, IFRS 9 and IAS 39 - Reference rate reform -

The amendments made to IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement provide certain exceptions in relation to the benchmark interest rate reforms.

Exceptions are related to hedge accounting and have the effect that the amendments should not generally cause the termination of hedge accounting. However, any ineffectiveness of the hedge will continue to be recorded in the consolidated income statement.

These modifications have no impact on the consolidated financial statements and are not expected to have future significant impacts for the Group.

(iv)	Modifications to the Conceptual Framework of Financial Reporting -

The revised conceptual framework includes some new concepts and definitions, as well as criteria for the recognition of assets and liabilities, and clarifies some other concepts. In particular, the IASB has issued a revised Conceptual Framework to be used for standard setting decisions with immediate effect. The key changes include:

-	Increasing the importance of administration in the objective of financial information.

-	Restore prudence as a component of neutrality.

-	Define a reporting entity, which can be a legal entity, or a part of an entity.

-	Review the definitions of an asset and a liability.

-	Eliminate the probability threshold for recognition and add guidelines on derecognition.

-	Add guides on different measurement bases; and

-	Establish that profit or loss is the main performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled when this improves the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework to determine their accounting policies for transactions, events, or conditions that are not otherwise addressed under accounting standards must apply the revised Framework as of January 1, 2020. These entities must consider whether its accounting policies are still appropriate under the revised Framework.

These modifications have no impact on the consolidated financial statements and are not expected to have future impacts for the Group.

(v)	Amendment to IFRS 16 “Leases” - Covid-19 related to rentals

This amendment was issued on May 28, 2020, is applicable for annual periods beginning on June 1, 2020 and provides an exemption in relation to the accounting treatment of modification to lease contracts under IFRS16, to lessees who obtain modifications to lease contracts in the context of Covid-19 (grace periods and extension of lease payments dates).

The adoption of the amendment did not have a significant effect on the consolidated financial statements.

The Group have applied the following standards and modifications for first time for its annual report that have started on January 1, 2019:

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

Pursuant to the new standard, is required the recognition of an asset (right-of-use of the leased asset) and of a financial liability because of the lease payments. The only exemptions are for short term and low value leases, both could be recorded in a straight line as an expense in the consolidated statement of income.

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

(ii)	Prepayment features with negative compensation- amendments to IFRS 9 “Financial instruments” –

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

(iii)	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28 “Investments in Associates and Join Ventures” –

The amendments clarify the accounting record of long-term interests in an associate or joint venture, which in substance form part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must record for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements in IAS 28.

(iv)	Plan Amendment, Curtailment or Settlement – Amendments to IAS 19 “Employee Benefits” –

The amendments to IAS 19 clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must:

-	Calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change.

-	Any reduction in a surplus should be recognized immediately in profit or loss either as part of past service cost, or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.

-	Separately recognize any changes in the asset ceiling through other comprehensive income.

(v)	IFRIC 23 “Uncertainty over income tax treatments” -

The interpretation explains how to recognize, and measure deferred and current income tax assets and liabilities when there is uncertainty over a tax treatment. In particular, it discusses:

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

In 2019, the Group adopted the following changes regarding the valuation and recognition of mathematical income reserves:

-	Change of criteria in the discount rates used, and thus reflect the effect of market interest rates in the measurement of insurance liabilities,

-	Because the financial assets that have a direct effect on the annuities are measured at fair value with a change in comprehensive income, it was decided to recognize in the consolidated statement of comprehensive income the proportion corresponding to the annuities of the unrealized results that generate the assets and that have a direct effect on said annuities.

These situations were treated as a change in accounting policies in accordance with the provisions of IFRS 4 - Insurance Contracts.

These changes in accounting policy generated a greater income reserve amounting to S / 666.6 million, which was recognized in the consolidated statement of comprehensive income for the year, under the heading Insurance reserves of the consolidated statement of changes in equity, taking into account Consideration that the effect was not material in previous years, in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

b)	Basis of consolidation –

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

At December 31, 2020 and 2019, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
		2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	210,298,709	165,072,249	189,194,894	142,514,228	21,103,815	22,558,021	274,816	3,638,334
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.81	98.79	16,020,865	13,783,515	13,036,221	10,963,533	2,984,644	2,819,982	194,639	381,492
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	8,593,553	6,076,928	6,876,666	4,986,657	1,716,887	1,090,271	507,303	601,629
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	4,535,200	4,807,905	3,600,354	3,832,287	934,846	975,618	(65,575)	41,634
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	259,373	386,146	257,996	385,253	1,377	893	484	1,676

(i)	Grupo Crédito is a company whose main activities are to carry out management and administration activities of the Credicorp Group’s subsidiaries and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. we present the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
		2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.71	97.71	195,702,525	152,426,848	177,367,887	133,456,760	18,334,638	18,970,088	244,303	3,641,935
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	12,533,378	10,552,154	11,802,383	9,773,372	730,995	778,782	(65,653)	94,666
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	1,107,706	982,591	407,536	284,643	700,170	697,948	148,141	196,590
Krealo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	95,693	72,847	22,453	41,765	73,240	31,082	(19,912)	(6,476)

a)	BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Peru oriented towards the micro and small business sector. At December 31, 2020, the assets, liabilities, equity and net result of Mibanco amount to approximately S/15,649.5 million, S/13,539.5 million, S/2,110.0 million and S/(379.3) million, respectively (S/13,741.7 million, S/11,655.7 million, S/2,086.0 million, and S/401.0 million, respectively at December 31, 2019). At the General Shareholders’ Meeting on November 9, 2020, it was agreed to increase Mibanco’s share capital by S / 400 million. On December 20, 2020, BCP contributed S / 380 million and Grupo Crédito S/20 million. As of December 31, 2020, the shares are pending issuance.

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

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. At December 31, 2020, the assets, liabilities, equity and net result of BCB were approximately S/12,472.4 million, S/11,781.4 million, S/691.0 million and S/(74.3) million, respectively (S/10,480.9 million, S/ 9,743.9 million, S/737.0 million and S/79.0 million, respectively at December 31, 2019).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)	Krealo SpA (hereinafter “Krealo”) was established in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Krealo acquired Tenpo SpA and Tenpo Prepago S.A. (before Multicaja Prepago S.A.)

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales, Crediseguro Seguros Generales and Pacifico Asiste and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	3,229,783	3,400,683	2,606,724	2,692,520	623,059	708,163	(60,398)	22,964
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	915,013	1,161,991	744,027	1,017,072	170,986	144,919	(16,979)	(5,222)
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	358,241	228,421	228,555	114,913	129,686	113,508	37,804	24,452

a)	Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in the year 2012 and merged with Ultraserfinco S.A. In June 2020, this subsidiary is oriented to the activities of commission agents and securities brokers. Likewise, Mibanco Colombia (before Banco Compartir S.A.) was acquired in the year 2019 and merged with Edyficar S.A.S. in October 2020, this subsidiary is oriented to grant credits to the micro and small business sector. As of December 31, 2020 and 2019, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	%	%	%	%	%	%	%	%	%	%
Credicorp Capital Colombia S.A.	100.00	100.00	1,630,701	1,896,733	1,438,236	1,757,850	192,465	138,883	45,454	23,101
Mibanco – Banco de la Microempresa de Colombia S.A.	83.07	77.47	1,207,875	1,045,912	992,611	888,092	215,264	157,820	(50,742)	(2,105)

b)	Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)	Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 17(a)(iii). These loans are collateralized by transactions performed by BCP.

c)	Functional, presentation and foreign currency transactions –

(i)	Functional and presentation currency -

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

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Net gain from exchange differences”, except for those that correspond to monetary items that are part of a hedging strategy for a net investment abroad, said accumulated difference is recognized in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income.. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

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

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations”, including the differences in financial instruments designated as accounting hedges of said investments, in the consolidated statement of comprehensive income.

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

As of December 31, 2020 and 2019 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

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

The mathematical reserves of the income lines are determined by the sum of the value discounted from future expected pensions to be paid during a defined period or not defined, calculated on the basis of the current mortality and morbidity tables, and the market discount interest rates of the investment portfolio. During the year 2018, the Group adopted the new mortality tables approved and published by the SBS through Resolution SBS No.886-2018; these tables reflect recent changes in the life expectancy.

The Group also uses discount rates in measuring annuities, in order to reflect the market value in the measurement of insurance liabilities, as follows:

-	As of December 31, 2020 and 2019, the Group uses the market rate for harvests of the portfolio of its financial assets for pension flows shifted by currency (market rates).

As of December 31, 2020 and 2019, the adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income (due to the effects of the variations in the mortality tables) and in the consolidated statement of comprehensive income (due to the effect of the market rate), both effects are included in the consolidated statement of income as of December 31, 2020. The liability is derecognized when the contract expires, is discharged or is cancelled.

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

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims buy not reported (IBNR) to the Group. As of December 31, 2019, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Due to the COVID-19 pandemic, as of December 31, 2020, IBNR reserves were calculated in two parts:

a) IBNR reserve for regular claims and

b) IBNR reserve for expected excess mortality (deaths above the average number of cases in the pre-pandemic months).

For part a) the reserves were determined based on the Chain Ladder methodology, maintaining the expected loss ratio of the periods prior to the pandemic and for part b) the IBNR reserves were determined based on the estimate of deaths in addition to the average (excess mortality) of each portfolio and subtracting additional claims to the average already reported to the company. The excess mortality of each portfolio is calculated taking into account the excess mortality experienced in the country by geographic location and age ranges and the representation of the portfolio of policyholders in those same segments. It should be noted that, due to periods of social confinement and stoppage of certain activities, the claim report during 2020 has shown greater delays than in previous years, which translates into an increase in IBNR and an increase in claims, likewise, it is reflected in the increase in the reserve for pending claims. In general, claim reserves have been estimated with prudential criteria due to the uncertainty in the loss ratio caused by the pandemic.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2020 and 2019, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

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

Claims occurred but not reported are estimated and included in the provision (liabilities). The reserves for claims that have not been reported are determined based on the Chain Ladder methodology (a generally accepted actuarial method) that considers the statistical analysis of the experience in reporting claims of the Group, the expected costs of the claims to be reported and when appropriate, adjustments in the last estimated periods based on the frequency and/or severity of the cases to better reflect the current conditions.

During 2020, the Group incorporated in the estimate of the reserve for incurred and unreported claims (IBNR) of the general insurance businesses, adjustments in the expected frequency of claims during the months of confinement, stoppage of transport and activities in the country, as well as the decrease in the insured portfolio that was later recovering its usual level.

In the case of Medical Assistance (“AMED” in Spanish), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID claims, which had a different frequency and cost than regular claims. For the months prior to the pandemic, the estimate of expected claims was maintained considering that during 2020 the reporting of claims had a significant delay compared to previous years as a result of the confinement decreed in the country.

For the months of pandemic, from March 2020 onwards, the regular IBNR incorporated in the estimate the decrease in the frequency of outpatient consultations (only hospitalizations and emergencies were attended) while the IBNR COVID included the claims estimated by the pandemic with the costs expected treatment, hospitalizations and intensive care admissions. During the year 2021, the development and reporting of regular claims and COVID will continue to be monitored, given that activities and mobilization in the country are not yet at the usual levels.

No provision is recognized for stabilization or catastrophic reserves. The liability is written off when the contract expires, is eliminated or canceled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is liberated during the term of the contract and is recognized as premium income.

At each reporting date, the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. At December 31, 2020 and 2019, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

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

Policy applicable from January 1, 2018 -

At December 31, 2020 and 2019, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

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

The accounting treatment of repurchase and reverse repurchase agreements and securities lending and borrowing is explained in Note 3(f)(v).

(ii)	Financial assets at fair value through other comprehensive income -

The financial assets that the Group maintains in this category are : a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments –

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

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at the initial recognition) -

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

As of December 31, 2020 and 2019, the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

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

(iv)	Reclassification of financial assets and liabilities -

From January 1, 2018, the reclassification of financial assets will always take place as long as when the business model that manages financial assets is changed. We expect this change will be less than frequently. These changes are determined by the Group Management as a result of external or internal changes, which must be necessary for the Group’s operations and demonstrable against third parties. Therefore, a change in the Group’s business model will take place only when it starts or stop carrying out an activity that is significant for its operations. The financial liabilities are never reclassified.

(v)	Repurchase and reverse repurchase agreements and securities lending and borrowing –

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

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Investments at fair value through other comprehensive income pledged as collateral” or “Amortized cost investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. When the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method. Likewise, when the counterparty receives loan portfolio, the Group maintains these loans in “Loan portfolio, net” in the statement of financial position, whose control is kept in off-balance sheet accounts.

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

Policy applicable from January 1, 2018 -

As of December 31, 2020 and 2019, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

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

Macroeconomic factors -

In its models, the Group bases itself on an wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), unemployment rates, the base rates of the central bank, among others. It is possible that the inputs and models used to calculate the expected credit losses do not always capture all the market characteristics on the date of the financial statements. To reflect this, qualitative adjustments or overlays such as temporary adjustments can be carried out using the opinion of experts.

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

Policy aplicable from January 1, 2019 -

As of December 31, 2020 and 2019, the Group maintains mainly lease premises, used as offices and agencies, and servers and technological platforms, which were registered in accordance with the provisions of IFRS 16 “Leases”. This standard considers that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

Initial Recognition -

The lease contracts are recorded in the consolidated statement of financial position as an right-of-use asset and a lease liability in the date the leased asset is available for use.

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

Subsequent Recognition –

The right-of-use asset is generally depreciated in a straight line during the shortest period of the asset’s useful life and the lease term. If the Group is reasonably certain of exercising a purchase option, the right-of-use asset depreciates over the useful life of the underlying asset.

The Group has chosen to measure the asset at cost less depreciation and accumulated impairment loss, and adjusting any new measurement of the lease liability. Depreciation is calculated in a straight line within the term of the lease.

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

Policy aplicable up to December 31, 2018 -

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

If a business combination achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized is recognized in profit or loss. During 2020 there have been no business combinations.

Combinations of entities under common control

A business combination between entities or businesses under common control is outside the scope of IFRS 3, because it corresponds to a business combination in which all the entities or businesses that are combined are controlled, ultimately, by the same part or parts, before and after the business combination. In these transactions, the Group recognizes the assets acquired under the interest unification method, whereby the assets and liabilities of the combined companies are reflected at their book values and no goodwill is recognized as a result of the combination.

The consolidated financial statements of the Group have been presented considering the aforementioned. See Note 2(a).

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

In accordance with IFRS 9, to qualify as hedging operations, all the following conditions must be met:

-	The coverage ratio consist only of hedging instruments and hedged items eligible.

-	At inception, the Group formally designates and documents the hedge relationship, the risk management objective and strategy for using the hedge. This documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and a description of how the Group assesses whether the hedging relationship meets the hedge effectiveness requirements.

-	The hedge relationship meets all of the following hedge effectiveness requirements:

-	An economic relationship between the hedged item and the hedging instrument.

-	The effect of credit risk does not dominate the value changes that result from the economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

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

iii)	Hedges of net investments in foreign businesses -

Hedges of net investments in foreign operations are recognized for in a similar manner to cash flow hedges.

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the caption “Exchange differences on translation of foreign operations” of the consolidated statement of changes in net equity. The gain or loss related to the ineffective portion is recognized immediately in the consolidated statement of income under “Other income” or “Other expenses”.

Accumulated gains and losses in the consolidated statement of changes in net equity are reclassified to the consolidated statement of income when the net investment abroad is disposed or sold partially.

iv)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and said host contract is not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, See Note 3(f)(iii) for the periods 2020 and 2019, and Note 8.

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

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2020:

(i)	Amendment to IAS 1: Classification of Liabilities as Current or Non-current -

The amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the reporting period. Classification is not affected by the entity’s expectations or by events after the reporting date (for example, a waiver or failure to comply with an agreement).

Amendments also indicate what IAS 1 means when it refers to “liquidating” a liability. Changes can affect the classification of liabilities, particularly with regard to entities that previously considered management’s intentions when determining the classification and for some liabilities that may be converted into equity.

Amendments that should be applied retroactively in accordance with standard requirements under IAS 8 Accounting Policies, Changes in Estimates and Errors.

In May 2020, IASB issued a Proposal for a Standard that proposed extending the effective date of changes to January 1, 2023.

The amendments are effective for the annual periods reported on or after January 1, 2023 and must be applied retrospectively.

(ii)	Amendment to IAS 16 - Property, Plant and Equipment: Product before use -

In May 2020, the International Accounting Standards Board issued the Property, Plant and Equipment: Product before Provided Use Standard, which prohibits companies to deducting from the cost of an item of Property, Plant and Equipment, any product of the sale of items produced while taking such asset to the location and condition necessary for it to operate in the manner intended by management. Instead, an entity should recognize the proceeds from the sale of those items, and the costs of production associated with those items, in the profit and loss statement.

The amendments are effective as of January 1, 2023 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the first period presented when the entity first applied the amendment.

(iii)	Amendments to IFRS 3 - reference to the Conceptual Framework -

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of contingent liabilities and liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and of the Interpretation IFRIC 21 Liens.

The amendments also confirm that contingent assets should not be recognized on the acquisition date.

The amendments will be effective for the annual periods reported on or after January 1, 2022.

(iv)	Onerous Contracts - Cost of fulfilling a contract - Amendments to IAS 37 -

In May 2020, the International Accounting Standards Board issued amendments to IAS 37 to specify what cost an entity needs to include when evaluating whether a contract is onerous or generates losses.

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to the performance of contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred in the assets used to fulfill the contract.

The Amendment is effective for the annual periods reported that began on or after January 1, 2022.

The Company will apply this modification to contracts for which it has not yet fulfilled all their obligations at the beginning of the annual reported period, in which it is the first time in applying the modifications.

(v)	Annual improvements to IFRS Cycle 2018–2020 -

As part of its 2018-2020 annual enhancements to the IFRS standard process in May 2020, the International Accounting Standards Board issued the following amendments:

-	IFRS 9 Financial Instruments - clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

-	IFRS 16 Leases - amendment of illustrative example 13 to remove the illustration of lessor payments related to lease improvements, to eliminate any confusion about the treatment of lease incentives.

-	IFRS 1 First-time adoption of international financial reporting standards - allows entities that have measured their assets and liabilities at the book values recorded in the books of their parent to also measure any accumulated translation differences using the amounts reported by matrix. This modification will also apply to associates and joint ventures that have taken the same exception of the IFRS 1.

-	IAS 41 Agriculture - elimination of the requirement for entities to exclude cash flows from taxes when measuring fair value under IAS 41. This amendment is intended to align with the requirement of the standard to discount cash flows on an after-tax base.

Amendments will be effective for the annual periods reported beginning on or after January 1, 2022 with early adoption permitted.

The Company will apply the modifications related to Financial liabilities, Leases, which will be made on or after the beginning of the annual reported period in which the entity applies the modifications for the first time.

(vi)	Amendment to IFRS 10 and IAS 28 - Sale or contribution of assets that takes place an investor and its associate or joint venture -

The IASB has made modifications of limited scope to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures”.

Amendments clarify the accounting treatment of asset sales or contributions between an investor and its associates or joint ventures. They further confirm that the accounting treatment will depend on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a “business” (as defined in IFRS 3 “Business Combinations”). When non-monetary assets constitute a business, the investor will recognize the total gain or loss from the sale or contribution of the assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only in proportion to the investment of the other investors in the joint venture associate. These modifications will be applied prospectively.

In December 2015, IASB decided to postpone the date of application of this amendment until its research project on the equity method has been completed.

Amendments will be effective for the annual reporting periods on or after January 1, 2023 and must be applied retrospectively to articles of property, plant and equipment that are made available for use or after the beginning for the first period in which the entity first applies said change.

(vii)	IFRS 17 “Insurance Contracts” -

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

Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2023.

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

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2020	2019
	S/(000)	S/(000)
Cash and clearing (b)	5,233,643	4,917,674
Deposits with Central Reserve Bank of Peru (BCRP) (b)	26,003,415	18,367,651
Deposits with Central Bank of Bolivia and Colombia (b)	1,085,785	652,579
Deposits with foreign banks (c)	3,350,106	1,402,403
Deposits with local banks (c)	1,027,081	481,412
Interbank funds	32,222	137,722
Accrued interest	1,515	14,601
Total cash and cash equivalents	36,733,767	25,974,042
Restricted funds	19,227	12,720
Total cash	36,752,994	25,986,762

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see note 3(ac).

b)	Cash, clearing and deposits with Central Banks and Bank of the Republic -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must keep to be able to honor their obligations with the public. The composition of these funds is as follows:

	2020	2019
	S/(000)	S/(000)
Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	16,903,941	13,727,222
Deposits with Central Bank of Bolivia	1,079,878	646,865
Deposits with Republic Bank of Colombia	5,907	5,714
Cash in vaults of Bank	4,529,683	4,132,347
Total legal cash requirements	22,519,409	18,512,148

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	2,972,744	4,640,429
Term deposits with Central Reserve Bank of Peru (iii)	5,988,900	—
Cash in vaults of Bank and others	703,960	785,327
Other Deposits BCRP	137,830	—
Total additional funds	9,803,434	5,425,756
Total	32,322,843	23,937,904

(i)	At December 31, 2020 cash and deposits that generate interest subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 4.00 percent and 34.51 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (5.01 percent and 35.06 percent, respectively, at December 31, 2019).

In Management’s opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)	At December 31, 2020, the Group maintains four “overnight” deposits with the BCRP, of which are two denominated in soles in amount of S/559.7 million and two in U.S Dollars in amount of US$666.4 million, equivalent to S/2,413.0 million. At said date, the deposit in soles and deposits in U.S Dollars accrue interest at annual rates of 0.15 percent and 0.13 percent, respectively, and have maturities at 4 days.

At December 31, 2019, the Group maintains three “overnight” deposits with the BCRP, which are one denominated in soles in amount of S/360.0 million and two in U.S Dollars in amount of US$1,291.6 million, equivalent to S/4,280.4 million. At said date, deposits in soles and deposits in U.S Dollars accrue interest at annual rates of 1.00 percent and 1.57, respectively, and have maturities at 2 days.

(iii)	In order to temporarily control the liquidity generated by the disbursement of the credit repurchase agreement with a National Government Guarantee represented in securities, and in view of the BCRP’s offer of profitable rates for short-term deposits. The Group maintains sixteen term deposits, which are denominated in soles. As of that date, the deposits accrue interest at an annual rate of 0.25 percent and have maturities between January 4 and 7, 2021.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. dollars; these are cash in hand and earn interest at market rates. At December 31, 2020 and 2019 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2020	2019
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	1,601,200	3,293,837
Reverse repurchase agreement and security borrowings	626,925	899,435
Receivables for short sales	166,177	95,252
Total	2,394,302	4,288,524

(i)	At December 31, 2020, the balance mainly comprises cash collateral for approximately US$305.1 million, equivalent to S/1,104.7 million, delivered to BCRP to secure a borrowing in soles of approximately S/1,055 million from the same entity (cash collateral for approximately US$844.5 million, equivalent to S/2,798.7 million, and borrowing of approximately S/2,800.4 million, at December 31, 2019).

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2020						2019
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Instruments issued by the Colombian Government	Colombian pesos	5.37	–	259,093	–	259,093	258,442	5.61	97,747	376,043	76,396	550,186	550,579
Instruments issued by the Chilean Government	Chilean pesos	(0.53)	–	25,775	–	25,775	24,427	0.34	7,002	15,505	–	22,507	22,507
Other instruments		1.40	23,423	231,226	87,408	342,057	341,085	4.44	156,969	130,932	38,841	326,742	328,291
			23,423	516,094	87,408	626,925	623,954		261,718	522,480	115,237	899,435	901,377

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2020						2019
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debt instruments (c)			–	383,020	26,781,748	27,164,768	28,960,995		64,900	25,699	6,240,866	6,331,465	6,709,182
Instruments issued by the Colombian Government	Colombian pesos	4.62	–	700,719	–	700,719	700,637	5.49	135,997	941,431	–	1,077,428	1,077,917
Instruments issued by the Chilean Government	Chilean pesos	0.09	17,865	–	–	17,865	17,865	0.20	130,551	44,411	–	174,962	175,054
Other instruments		1.19	31,245	9,020	–	40,265	40,276	2.07	70,997	16,809	6,355	94,161	105,086
			49,110	1,092,759	26,781,748	27,923,617	29,719,773		402,445	1,028,350	6,247,221	7,678,016	8,067,239

c)	At December 31, 2020, and 2019, the Group has repurchase agreements secured with: (i) cash, see note 5(a), (ii) investments, see note 6(b), and (iii) loans, see note 7(a). This item consists of the following:

		2020			2019
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP - Reactiva Perú (*)	Soles	May 2023 / December 2023	20,916,438	Loans guaranteed by National Government	−	−	−
BCRP	Soles	March 2021 / July 2024	2,903,266	Investments	June 2020 / November 2020	1,504,088	Investments
BCRP, nota 5(a)(i)	Soles	February 2021 / March 2023	1,055,000	Cash with BCRP	February 2020 / October 2020	2,800,400	Cash with BCRP
BCRP - Reactiva Perú Special (*)	Soles	June 2023 / December 2023	756,387	Loans guaranteed by National Government	−	−	−
Banco Central de Bolivia	Bolivianos	February 2021 / December 2022	486,331	Cash	May 2020 / February 2021	398,586	Cash
Banco de la República de Colombia	Colombian pesos	January 2021	319,481	Investments	January 2020	64,540	Investments
Natixis S.A.	Soles	August 2028	270,000	Investments	August 2020 / August 2028	570,000	Investments
Citigroup Global Markets Limited (i)	U.S. Dollar	August 2026	162,945	Investments	August 2026	149,130	Investments
Natixis S.A. (ii)	U.S. Dollar	August 2026	90,525	Investments	August 2026	82,850	Investments
Nomura International PLC (iii)	U.S. Dollar	-	−	-	August 2020	265,120	Investments and cash
Nomura International PLC (iv)	U.S. Dollar	-	−	-	August 2020	231,980	Investments and cash
Citigroup Global Markets Limited	Soles	-	−	-	August 2020	100,000	Investments
Others below S/92.0 million	-	January 2021 / April 2033	91,160	Investments	January 2020 / April 2033	64,970	Investments
Accrued interest			113,235			99,801
			27,164,768			6,331,465

(*)   It corresponds to Agreement Transactions where BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government. The BCRP will charge a fixed interest annual rate in soles of 0.5 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 2020, the total credits granted through the Reactiva Peru program is S/24,286.5 million, see Note 7(a). See more details of the Reactiva Peru program in Note 2(b).

At December 31, 2020, said operations accrue interest at fixed and variable rates between 0.5 percent and 6.73 percent and between Libor 6M + 1.85 percent and Libor 6M + 1.90 percent, respectively, (between 2.6 percent and 7.20 percent and between Libor 3M + 0.80 percent and Libor 6M + 1.90 percent, respectively, at December 31, 2019).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(i)	At December 31, 2020 the Group maintains two CCS which were together designated as a cash flow hedge for two repurchase agreements in U.S. Dollars at variable rate for a notional amount of US$ 45.0 million, equivalent to S/ 162.9 million (approximately US$ 45.0 million, equivalent to S/ 149.1 million, at December 31, 2019). By means of these CCS, said repurchase agreements were economically converted to soles, see note 13(b).

(ii)	At December 31, 2020, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. Dollars at variable rate for a total notional amount of US$25.0 million, equivalent to S/90.5 million (approximately US$25.0 million, equivalent to S/82.9 million, at December 31, 2019). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see note 13(b).

(iii)	As of August 31, 2020, the interest rate swap (IRS) that the Bank held as a cash flow hedge of a repurchase agreement in US dollars at a variable rate for an amount of US $ 80.0 million, equivalent to S/283.5 million (US$80.0 million, equivalent to S/265.1 million, as of December 31, 2019). Through the IRS, said repurchase agreement was economically converted to a fixed rate. Likewise, the cross currency swap (CCS) expired, which was designated in a combined manner with the IRS, which the Bank maintained as a cash flow hedge since, through said instrument, the repurchase agreement was economically converted to soles at a fixed rate, see note 13(b).

(iv)	As of August 31, 2020, the cross currency swap (CCS) that the Bank held as a cash flow hedge of a repurchase agreement in US dollars at a variable rate expired for a nominal amount of US$70.0 million, equivalent to S/248.0 million (US$70.0 million, equivalent to S/231.9 million, as of December 31, 2019). Through the cross currency swap (CCS), said repurchase agreement was economically converted to soles at a fixed rate, see note 13(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2020	2019
	S/(000)	S/(000)
Certificates of deposit BCRP (i)	1,872,875	-
Government treasury bonds (ii)	1,584,913	1,276,573
Mutual funds (iii)	979,296	593,552
Restricted mutual funds (iv)	436,881	460,086
Investment funds	362,493	327,659
Corporate bonds	328,315	326,673
Shares (v)	289,349	83,085
Participation in RAL Funds (vi)	278,819	300,398
Hedge funds (vii)	126,938	33,640
Subordinated bonds	103,162	80,084
Central Bank of Chile bonds	15,306	182,540
Multilateral organization bonds	14,765	53,353
RPI International Holding, LP (viii)	5,641	68,584
Others	55,344	59,564
Balance before accrued interest	6,454,097	3,845,791
Accrued interest	13,374	4,971
Total	6,467,471	3,850,762

(i)	As of December 31, 2020, the balance corresponds to 5,174 certificates of deposit for US$517.23 million, equivalent to S/1,872.9 million, accruing interest at an effective annual rate from 0.25 percent to 0.28 percent, and maturing from January to March 2021. From October to December 2020, it was purchased instruments issued through public auction by the BCRP as part of an exchange operation in order to regulate the liquidity of the financial system.

(ii)	As of December 31, 2020 and 2019 the balance of these instruments includes the following government treasury bonds:

	2020	2019
	S/(000)	S/(000)

Colombian Treasury bonds	1,120,991	1,102,865
Peruvian Treasury bonds	349,219	95,308
Brasil Treasury bonds	53,857	–
Chile Treasury bonds	21,072	–
Panama Treasury bonds	20,644	–
Mexico Treasury bonds	19,130	–
U.S. treasury and federal agency bonds	–	78,400
Total	1,584,913	1,276,573

(iii)	The increase in the balance corresponds mainly to the purchase of new participations in the funds “Credicorp Capital Latin American Corporate Debt Fund” and “Credicorp Capital Latin American Investment Grade Fund”, whose balances as of 31 December, 2020, amounting to S/135.5 million and S/99.4 million, respectively.

(iv)	The restricted mutual funds comprise mainly the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(v)	The increase of the balance in shares of capital corresponds mainly to the exchange realized of RPI International Holding, LP’s participations into Royalty Pharma plc’s ordinary shares (see item viii). As of December 31, 2020, the balance includes 757,692 new shares of Royalty Pharma plc for US$37.9 million, equivalent to S/137.2 million (see Note 24(ii)).

(vi)	As of December 31, 2020, these funds are approximately S/ 173.2 million in bolivianos and S/ 105.6 million in U.S. Dollars (S/ 166.9 million in bolivianos and S/ 133.5 million in U.S. Dollars at December 31, 2019) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vii)	The increase of the balance corresponds mainly to the purchase of new participations in hedge funds, denominated mainly in Colombian pesos, in the Fondo de Inversión Colectiva Fonval and in the Fondo de capital privado 4G Credicorp Capital – Sura, whose balances as of December 31, 2020 amount to S/35.5 million and S/49.0 million, respectively.

(viii)	It corresponds to participations in RPI International Holding, LP, who invests in a series of subordinate funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. Participations in RPI International Holdings, LP, are not liquid and require authorization for negotiation.

On June 29, 2020, Atlantic Security Bank (ASB) exchanged 97,355 of its participations in RPI International Holding, LP, for 973,545 shares of Royalty Pharma plc, a public company established under the laws of England and Wales, whose shares are listed on the Nasdaq Stock Exchange; at the date of said transaction, the unit prices of the participations and shares amounted to US$205.10 and US$20.51, respectively. It is worth mentioning that this transaction was realized as a result of Royalty Pharma plc executed its Initial Public Offering of Shares (IPO) in June 2020 (see item (v)).

In this sense, the decrease of the balance is mainly due to the exchange mentioned in the paragraph before; as of December 31, 2020, the balance corresponds to 7,594 participations for approximately US$1.55 million equivalent to S/5.6 million (as of December 31, 2019, 112,187 participations for US$20.7 million equivalent to S/68.6 million).

During the year of 2020 and 2019, the Group has received dividends from these participations for S/2,674.4 and S/3,610.7, respectively; which are presented in the item of “Interest and similar income” of the consolidated statement of income.

b)	Investments at fair value through other comprehensive income consist of the following:

	2020				2019
		Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debts instruments:

Certificates of deposit BCRP (i)	15,343,851	20,431	–	15,364,282	8,649,885	15,388	(1)	8,665,272
Corporate bonds (ii)	12,177,023	1,132,719	(52,953)	13,256,789	7,974,080	706,394	(8,322)	8,672,152
Government treasury bonds (iii)	11,051,662	1,158,845	(5,458)	12,205,049	6,009,137	690,048	(1,109)	6,698,076
Securitization instruments (iv)	703,920	63,131	(21,471)	745,580	580,778	53,328	(8,344)	625,762
Negotiable certificates of deposit (v)	873,218	14,093	(1,420)	885,891	369,016	856	(303)	369,569
Subordinated bonds	191,966	19,933	(317)	211,582	150,172	14,085	(100)	164,157
Others	147,327	14,802	(44)	162,085	167,529	7,896	–	175,425
	40,488,967	2,423,954	(81,663)	42,831,258	23,900,597	1,487,995	(18,179)	25,370,413
Equity instruments designated at the initial recognition

Shares issued by:
Inversiones Centenario	112,647	168,132	–	280,779	112,647	195,305	–	307,952
Bolsa de Valores de Lima	19,423	3,942	–	23,365	19,423	2,115	–	21,538
Alicorp S.A.A.	12,198	153,935	–	166,133	12,198	201,567	–	213,765
Bolsa de Comercio de Santiago	15,306	–	(3,995)	11,311	4,964	5,688	–	10,652
Compañía Universal Textil S.A.	9,597	–	(3,163)	6,434	9,597	248	(3,432)	6,413
Pagos Digitales Peruanos S.A.	5,197	–	(5,197)	–	5,197	–	–	5,197
Bolsa de Valores de Colombia	5,380	118	–	5,498	872	4,070	(53)	4,889
Corporación Andina de Fomento	–	–	–	–	4,441	181	–	4,622
Others	7,640	1,786	(396)	9,030	2,638	1,533	–	4,171
	187,388	327,913	(12,751)	502,550	171,977	410,707	(3,485)	579,199

Balance before accrued interest	40,676,355	2,751,867	(94,414)	43,333,808	24,072,574	1,898,702	(21,664)	25,949,612
Accrued interest				410,081				253,111
Total				43,743,889				26,202,723

The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income as of December 31, 2020 and 2019 are of a temporary nature, considering factors such as intended strategy in relation with the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2020, as a result of assesment of the impairment of its investments at fair value through other comprehensive income, the Group recorded a provision of credit loss of S/52.3 million (recovery of credit loss of S/0.7 million during the year 2019), which is shown in “Net gain on securities” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of the “Reserve for investments at fair value through other comprehensive income” net of deferred income tax and non-controlling interest, is shown in Note 18(c).

During 2020 and 2019, the Group has not reclassified instruments from the portfolio of investments at fair value through other comprehensive income to investments at amortized cost.

The maturities and annual market rates of investments at fair value through other comprehensive income during the years of 2020 and 2019, are as follows:

	Maturities		Annual effective interest rate
	2020	2019	2020						2019
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%
Certificates of deposit BCRP	Jan-2021 / Mar-2023	Jan-2020 / Jul-2021	0.25	0.73	−	−	−	−	2.02	2.35	-	-	-	-
Corporate bonds (*)	Jan-2021 / Jul-2070	Jan-2020 / Feb-2065	(0.31)	16.21	0.01	10.51	0.78	6.25	1.09	8.16	0.47	8.25	0.62	6.55
Government treasury bonds (**)	Jan-2021 / Feb-2055	Jan-2020 / Feb-2055	(1.20)	5.08	0.03	4.61	0.07	0.41	0.55	5.31	1.11	4.61	0.43	0.82
Securitization instruments	Jan-2021 / Sep-2045	May-2020 / Sep-2045	1.32	13.36	1.51	9.19	−	6.00	2.46	13.26	3.08	9.14	1.68	6.00
Negotiable certificates of deposits	Jan-2021 / Jul-2033	Jan-2020 / Dec-2026	−	−	2.48	4.57	0.05	5.90	3.27	4.01	2.48	2.68	1.00	4.98
Subordinated bonds	Apr-2022 / Aug-2045	Apr-2022 / Aug-2045	(0.04)	5.74	0.16	4.76	−	−	1.21	5.52	3.27	5.23	1.53	1.53
Others	Jan-2021 / Feb-2035	Jan-2020 / Jan-2028	(0.18)	5.84	3.38	4.52	−	−	1.95	3.73	4.73	6.92	-	-

(*) As of December 31, 2020, the annual effective interest rate of (0.31) percent and 16.21 percent correspond to bonds issued by JP Morgan Chase & Co. and Cineplex S.A., respectively; excluding such interest rates, the range is from 0.01 percent to 14.31 percent.

(**) As of December 31, 2020, the annual effective interest rate of (1.20) percent corresponds to a bond issued by the Peruvian Treasury; Excluding said interest rate, the rate range starts from 0.16 percent.

The negative rates correspond to bonds, whose nominal value is subject to a daily readjustment index for inflation determined by the BCRP. Said negative rates correspond to the market behavior in the face of the decrease in the BCRP’s reference interest rate.

As of December 31, 2020, the Group maintains IRS, which have been designated as fair value hedges of certain bonds at a fixed rate in U.S. Dollars, issued by corporate entities, classified as investments at fair value through other comprehensive income, for a notional amount of S/628.7 million (S/618.8 million as of December 31, 2019), see Note 13(b); through these IRS these bonds were economically converted to a variable rate.

Likewise, as of December 31, 2020, the Group entered into repurchase agreement transactions for government bonds and certificates of deposit BCRP classified as investments at fair value through other comprehensive income, for an estimated fair value of S/997.8 million (S/1,588.7 million as of December 31, 2019), of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

(i)	As of December 31, 2020, the Group maintains 153,760 certificates of deposits BCRP (87,530 as of December 31, 2019); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

(ii)	As of December 31, 2020, the balance corresponds to corporate bonds issued by companies from Peru, United States, Colombia and other countries, which represent 43.6 percent, 32.3 percent, 4.6 percent and 19.5 percent of the total, respectively (issued by companies from Peru, United States, Colombia and other countries, which represent 51.7 percent, 26.8 percent, 3.6 percent and 17.9 percent of the total, respectively, as of December 31, 2019).

As of December 31, 2020 the most significant individual unrealized loss amounted to approximately S/ 13.0 million (S/1.5 million at December 31, 2019).

Likewise, as of December 31, 2020, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a notional amount of S/ 81.8 million (S/107.4 million as of December 31, 2019), see Note 13(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

The largest unrealized loss compared to the balance in 2019 is due to the COVID-19 crisis. As of December 31, 2020, the balance mainly includes S/40.5 million from the Peruvian company Rutas de Lima S.A.C.

(iii)	As of December 31, 2020 and 2019, the balance includes the following Government Treasury Bonds:

	2020	2019
	S/(000)	S/(000)
Peruvian treasury bonds (*)	11,343,664	5,959,066
U.S. treasury and federal agency bonds	564,380	391,475
Colombian treasury bonds	101,741	61,009
Chilean treasury bonds	81,502	173,364
Bolivian treasury bonds	74,248	72,516
Others	39,514	40,646
Total	12,205,049	6,698,076

(*)	The balance includes new bonds issued by the Peruvian Government. As of December 31, 2020, the bonds accrue annual effective rates from (1.20) percent to 5.08 percent and have maturities from January 2023 to February 2055.

(iv)	As of December 31, 2020 and 2019, the balance of securitization instruments includes the following:

	2020	2019
	S/(000)	S/(000)
Inmuebles Panamericana	164,091	169,959
Abengoa Transmisión del Norte	99,112	87,377
Colegios Peruanos S.A.	63,268	37,585
Costa de Sol S.A.	51,483	–
Nessus Hoteles Perú S.A.	40,050	39,768
Industrias de Aceite S.A.	37,175	32,050
Fábrica Nacional de Cemento S.A.	34,537	31,512
Homecenters Peruanos S.A.	32,308	35,269
Concesionaria La Chira S.A.	32,138	30,801
Others (minor than S/30.5 million)	191,418	161,441
Total	745,580	625,762

The bonds have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), and accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte).

(v)	As of December 31, 2020, the balance corresponds to certificates for US$6.65 million, equivalent to S/24.1 million; and in other currencies, equivalent to S/861.8 million, issued by the financial system of Colombia and Bolivia.

Likewise, as of December 31, 2020, the Group maintains CCS, which were designated as cash flow hedges of certain certificates for a notional amount of S/405.2 million, see Note 13(b); by means of said CCS, the certificates were economically converted to soles at a fixed rate.

c)	Amortized cost investments consist of the following:

	2020
	Carrying	Fair
	amount	value
	S/(000)	S/(000)
Peruvian sovereign bonds (i)	4,740,275	5,439,612
Foreign government bonds (i)	28,909	28,695
Certificates of payment on work progress (CRPAO) (ii)	89,095	93,602
Sub total	4,858,279	5,561,909
Accrued interest	104,801	104,801
Total investments at amortized cost	4,963,080	5,666,710
Provision for credit losses	(698)	(698)
Total investments at amortized cost, net	4,962,382	5,666,012

	2019
	Carrying	Fair
	amount	value
	S/(000)	S/(000)
Peruvian sovereign bonds (i)	3,277,667	3,694,631
Foreign government bonds (i)	21,168	21,168
Certificates of payment on work progress (CRPAO) (ii)	100,298	103,015
Sub total	3,399,133	3,818,814
Accrued interest	78,180	78,180
Total investments at amortized cost	3,477,313	3,896,994
Provision for credit losses	(267)	(267)
Total investments at amortized cost, net	3,477,046	3,896,727

(i)	As of December 31, 2020, said bonds have maturities between January 2021 and February 2042, accruing interest at an annual effective interest rate between 0.74 percent and 5.06 percent on bonds denominated in soles and between 0.0 percent and 3.05 percent annual on bonds issued in other currencies. (as of December 31, 2019, have maturities between January 2020 and February 2042, accruing interest at an annual effective interest rate between 2.14 percent and 5.28 percent on bonds denominated in soles and between 0.45 percent and 2.53 percent on bonds issued in other currencies).

Likewise, Credicorp Management has determined that as of December 31, 2020, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of December 31, 2020, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/2,766.2 million (S/1,569.3 million as of December 31, 2019), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

(ii)	As of December 31, 2020 there are 121 certificates of Annual Recognition of Payment on Work Progress - CRPAO from Spanish acronym (153 CRPAOs as of December 31, 2019), issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2021 and April 2026, accruing interest at an annual effective rate between 2.42 percent and 3.47 percent as of December 31, 2020 (between January 2020 and April 2026, accruing interest at an annual effective rate between 3.74 percent and 4.67 percent as of December 31, 2019).

On July 30, 2019, the Assets and Liabilities Committee (ALCO) approved the request to change the Atlantic Security Bank (ASB) business model to manage its investments according to its new balance sheet structure, which generated a reclassification of the entire investment portfolio classified as amortized cost to the investment portfolio at fair value with changes in other comprehensive income and then sell them and acquire new investments that adapt to the new investment portfolio strategy.

The value of the investments at amortized cost as of July 30, 2019 amounted to US$73,030.4 (in thousands) with a fluctuation amounting to US$2,117.5 (in thousands), with a market value of US$ 75,147.9 (in thousands) and finally an expected credit loss of US$82.4 (in thousands). The fluctuation and expected credit loss were recorded in other comprehensive income.

d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2020
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)
Up to 3 months	1,973,038	14,564,360	11,518
From 3 months to 1 year	94,554	2,606,845	42,398
From 1 to 3 years	462,168	4,272,547	163,144
From 3 to 5 years	486,310	3,770,438	631,832
More than 5 years	1,290,057	17,617,068	4,009,387
Without maturity	2,147,970	502,550	–
Total	6,454,097	43,333,808	4,858,279

	2019
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)
Up to 3 months	237,624	2,420,464	9,969
From 3 months to 1 year	269,199	6,694,486	908,271
From 1 to 3 years	472,215	2,155,053	42,440
From 3 to 5 years	289,393	2,961,767	690,289
More than 5 years	1,029,883	11,138,643	1,748,164
Without maturity	1,547,477	579,199	–
Total	3,845,791	25,949,612	3,399,133

7	LOANS, NET

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Direct loans -
Loans	115,213,536	91,481,200
Credit cards	5,629,189	8,479,355
Leasing receivables	5,775,917	5,978,421
Factoring receivables	2,153,689	2,015,513
Discounted notes	1,483,723	2,200,142
Advances and overdrafts in current account	52,807	162,149
Refinanced loans	1,669,395	1,186,167
Restructured loans	–	125
Total direct loans	131,978,256	111,503,072

Internal overdue loans and under legal collection loans	4,685,569	3,304,886
	136,663,825	114,807,958
Add (less) -
Accrued interest	1,197,489	870,410
Unearned interest	(201,429)	(68,689)
Total direct loans	137,659,885	115,609,679
Allowance for loan losses (c)	(9,898,760)	(5,123,962)
Total direct loans, net	127,761,125	110,485,717

The increase of the credits, accrued interest and unearned interest as of December 31, 2020 compared to December 31, 2019, is mainly due to the credits from the Reactiva Peru program and Effective Credits disbursed between the months of May to December 2020. The total granted through this program as of December 31, 2020 is S/24,286.5 million. Loans reporting operations with guarantee of the National Government amount to S/21,672.8 million, see Note 5(c). See more details of the Reactiva Peru program in the Note 2(b).

The government, to serve small companies that the Reactiva Perú program does not reach, has established the Business Support Fund for the MYPE (FAE-MYPE) which represents for Mibanco a total of S/79.9 million and S/273.6 million for FAE-MYPE 1 and FAE-MYPE 2, respectively as of December 31, 2020. See more details of the FAE-MYPE program in the Note 2(b).

Likewise, due COVID-19 Pandemic effects, BCP and Mibanco, the main Subsidiaries of Credicorp have offered its clients in Retail Banking the opportunity to reschedule their loans for 30 or 90 days without incurring in overdue fees and interest on capital. As of December 31, 2020, the rescheduled portfolio amounts to a total of S/24,813.2 million.

In the loan portfolio, the most vulnerable segments are: Mibanco and within BCP stand-alone SME-Pyme and individuals, where debt reprogramming rates reached 15.28 percent, 20.76 percent and 33.54 percent respectively at the end as of December 31, 2020.

b)	As of December 31, 2020 and 2019, the composition of the gross credit balance is as follows:

	2020	2019
	S/(000)	S/(000)
Direct loans	136,663,825	114,807,958
Indirect loans, Note 21(a)	20,973,810	21,081,035
Banker’s acceptances outstanding	455,343	535,222
Total	158,092,978	136,424,215

The movement of gross balance of loan portfolio by stages is as follows for the periods of 2020 and 2019:

Stage 1
Loans by class	Balance at December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	75,838,248	(11,454,423)	(1,156,992)	6,357,672	208,847	9,161,013	3,077,315	–	2,335,115	–	84,366,795
Residential mortgage loans	17,903,028	(2,119,501)	(85,736)	965,659	10,610	1,064,765	7,965	–	316,525	–	18,063,315
Micro-business loans	13,782,323	(12,403,714)	(395,404)	2,699,000	117,762	10,635,242	(3,006,249)	–	151,833	–	11,580,793
Consumer loans	12,222,858	(4,958,492)	(769,528)	2,018,818	21,518	1,438,695	(79,031)	–	85,666	–	9,980,504
Total	119,746,457	(30,936,130)	(2,407,660)	12,041,149	358,737	22,299,715	–	–	2,889,139	–	123,991,407

Stage 2
Loans by class	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	4,883,039	(6,357,672)	(1,690,324)	11,454,423	301,053	421,704	915,980	–	161,956	–	10,090,159
Residential mortgage loans	778,702	(965,659)	(276,415)	2,119,501	7,597	(317,002)	173	–	13,563	–	1,360,460
Micro-business loans	1,839,597	(2,699,000)	(1,001,599)	12,403,714	95,468	(1,283,205)	(906,426)	–	3,398	–	8,451,947
Consumer loans	2,210,504	(2,018,818)	(1,235,709)	4,958,492	62,822	(1,385,764)	(9,727)	–	2,376	–	2,584,176
Total	9,711,842	(12,041,149)	(4,204,047)	30,936,130	466,940	(2,564,267)	–	–	181,293	–	22,486,742

Stage 3
Loans by class	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,771,417	(208,847)	(301,053)	1,156,992	1,690,324	606,823	9,933	(14,938)	139,830	–	6,850,481
Residential mortgage loans	994,991	(10,610)	(7,597)	85,736	276,415	(207,041)	1	(8,167)	20,877	–	1,144,605
Micro-business loans	1,350,858	(117,762)	(95,468)	395,404	1,001,599	(566,112)	2,738	(3,934)	11,125	–	1,978,448
Consumer loans	848,650	(21,518)	(62,822)	769,528	1,235,709	(1,115,561)	(12,672)	(3,607)	3,588	–	1,641,295
Total	6,965,916	(358,737)	(466,940)	2,407,660	4,204,047	(1,281,891)	–	(30,646)	175,420	–	11,614,829

Consolidated 3 Stages
Loans by class	Balance at December 31, 2019	Write-offs, net	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	84,492,704	(115,471)	10,305,011	4,003,228	(14,938)	2,636,901	–	101,307,435
Residential mortgage loans	19,676,721	(39,862)	580,584	8,139	(8,167)	350,965	–	20,568,380
Micro-business loans	16,972,778	(506,473)	9,292,398	(3,909,937)	(3,934)	166,356	–	22,011,188
Consumer loans	15,282,012	(531,964)	(530,666)	(101,430)	(3,607)	91,630	–	14,205,975
Total	136,424,215	(1,193,770)	19,647,327	–	(30,646)	3,245,852	–	158,092,978

Stage 1
Loans by class	Balance at December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	74,210,068	(1,157,585)	(569,032)	1,511,304	13,724	1,608,096	370,433	–	(312,259)	163,499	75,838,248
Residential mortgage loans	16,049,110	(411,622)	(135,231)	315,586	12,980	2,108,051	2,633	–	(64,077)	25,598	17,903,028
Micro-business loans	12,236,140	(504,971)	(440,088)	491,781	12,896	1,973,561	(355,466)	–	(462)	368,932	13,782,323
Consumer loans	10,712,871	(624,147)	(307,297)	527,363	17,725	1,832,590	(17,600)	–	(9,896)	91,249	12,222,858
Total	113,208,189	(2,698,325)	(1,451,648)	2,846,034	57,325	7,522,298	–	–	(386,694)	649,278	119,746,457

Stage 2
Loans by class	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	7,530,106	(1,511,304)	(381,261)	1,157,585	8,894	(1,960,025)	54,299	–	(20,022)	4,767	4,883,039
Residential mortgage loans	762,549	(315,586)	(142,954)	411,622	4,840	59,553	155	–	(1,813)	336	778,702
Micro-business loans	1,965,061	(491,781)	(208,610)	504,971	6,320	95,835	(53,193)	–	(311)	21,305	1,839,597
Consumer loans	1,920,204	(527,363)	(166,708)	624,147	22,807	330,963	(1,261)	–	369	7,346	2,210,504
Total	12,177,920	(2,846,034)	(899,533)	2,698,325	42,861	(1,473,674)	–	–	(21,777)	33,754	9,711,842

Stage 3
Loans by class	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,398,900	(13,724)	(8,894)	569,032	381,261	(446,188)	(33,193)	(72,219)	(18,719)	15,161	3,771,417
Residential mortgage loans	959,033	(12,980)	(4,840)	135,231	142,954	(179,012)	–	(41,080)	(4,634)	319	994,991
Micro-business loans	1,257,956	(12,896)	(6,320)	440,088	208,610	(591,241)	32,745	(33,262)	(366)	55,544	1,350,858
Consumer loans	700,865	(17,725)	(22,807)	307,297	166,708	(296,338)	448	(5,220)	(481)	15,903	848,650
Total	6,316,754	(57,325)	(42,861)	1,451,648	899,533	(1,512,779)	–	(151,781)	(24,200)	86,927	6,965,916

Consolidated 3 Stages
Loans by class	Balance at December 31, 2018	Write-offs, net	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	85,139,074	(115,040)	(683,077)	391,539	(72,219)	(351,000)	183,427	84,492,704
Residential mortgage loans	17,770,692	(11,671)	2,000,263	2,788	(41,080)	(70,524)	26,253	19,676,721
Micro-business loans	15,459,157	(666,506)	2,144,661	(375,914)	(33,262)	(1,139)	445,781	16,972,778
Consumer loans	13,333,940	(747,948)	2,615,163	(18,413)	(5,220)	(10,008)	114,498	15,282,012
Total	131,702,863	(1,541,165)	6,077,010	—	(151,781)	(432,671)	769,959	136,424,215

c)	At December 31, 2020 and 2019, the allowance for loan loss for direct and indirect loans was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan loss is shown below for direct and indirect loans:

Stage 1	Balance at December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	388,685	(319,248)	(22,486)	316,999	17,175	30,824	107,989	155,568	−	45,997	−	721,503
Residential mortgage loans	38,085	(43,170)	(1,721)	31,320	4,980	30,797	92,322	258	−	5,064	−	157,935
Micro-business loans	425,642	(854,632)	(63,397)	324,242	26,997	551,140	199,197	(14,574)	−	15,573	−	610,188
Consumer loans	248,355	(392,000)	(45,561)	418,592	29,305	422,158	(191,856)	(141,252)	−	7,695	−	355,436
Total	1,100,767	(1,609,050)	(133,165)	1,091,153	78,457	1,034,919	207,652	−	−	74,329	−	1,845,062

Stage 2	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	166,135	(316,999)	(117,858)	319,248	42,832	4,911	473,890	91,534	−	2,523	−	666,216
Residential mortgage loans	25,684	(31,320)	(19,698)	43,170	3,977	(24,980)	113,363	4	−	1,539	−	111,739
Micro-business loans	249,960	(324,242)	(275,227)	854,632	51,478	(231,405)	851,228	(88,758)	−	312	−	1,087,978
Consumer loans	513,431	(418,592)	(650,885)	392,000	57,554	(285,948)	1,341,355	(2,780)	−	177	−	946,312
Total	955,210	(1,091,153)	(1,063,668)	1,609,050	155,841	(537,422)	2,779,836	−	−	4,551	−	2,812,245

Stage 3	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,315,227	(17,175)	(42,832)	22,486	118,072	(154,589)	989,400	(22,478)	(13,124)	34,440	−	2,229,427
Residential mortgage loans	472,711	(4,980)	(3,977)	1,721	19,698	(102,806)	247,475	1	(4,523)	14,430	−	639,750
Micro-business loans	960,885	(26,997)	(51,478)	63,397	275,227	(683,408)	870,928	31,414	(3,511)	9,531	−	1,445,988
Consumer loans	702,959	(29,305)	(57,554)	45,561	650,885	(954,465)	1,113,651	(8,937)	(2,332)	2,902	−	1,463,365
Total	3,451,782	(78,457)	(155,841)	133,165	1,063,882	(1,895,268)	3,221,454	−	(23,490)	61,303	−	5,778,530

Consolidated 3 Stages			Credit loss of the period
	Balance at December 31, 2019	Write-offs, net	New loans and liquidation, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020 (*)

Loans by class

	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,870,047	(141,669)	22,815	1,571,279	224,624	(13,124)	82,960	−	3,616,932
Residential mortgage loans	536,480	(46,519)	(50,470)	453,160	263	(4,523)	21,033	−	909,424
Micro-business loans	1,636,487	(529,268)	165,595	1,921,353	(71,918)	(3,511)	25,416	−	3,144,154
Consumer loans	1,464,745	(551,662)	(266,593)	2,263,150	(152,969)	(2,332)	10,774	−	2,765,113
Total	5,507,759	(1,269,118)	(128,653)	6,208,942	−	(23,490)	140,183	−	10,435,623

Stage 1	Balance at December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Exchange differences and others	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	311,767	(11,258)	(9,281)	41,033	9,492	36,768	10,982	4,886	−	(8,834)	3,130	388,685
Residential mortgage loans	31,479	(2,069)	(726)	7,857	6,178	6,850	(11,675)	134	−	(490)	547	38,085
Micro-business loans	342,519	(22,272)	(49,368)	57,319	9,631	(71,852)	149,468	(6,511)	−	(5,759)	22,467	425,642
Consumer loans	276,019	(18,691)	(80,991)	90,915	16,831	(97,213)	57,927	1,491	−	(176)	2,243	248,355
Total	961,784	(54,290)	(140,366)	197,124	42,132	(125,447)	206,702	−	−	(15,259)	28,387	1,100,767

Stage 2	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Exchange differences and others	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	151,999	(41,033)	(21,988)	11,258	6,102	(4,601)	62,277	994	−	(511)	1,638	166,135
Residential mortgage loans	22,404	(7,857)	(4,562)	2,069	2,434	2,780	8,409	42	−	(100)	65	25,684
Micro-business loans	263,593	(57,319)	(43,113)	22,272	5,576	(121,662)	172,546	(956)	−	63	8,960	249,960
Consumer loans	500,535	(90,915)	(43,031)	18,691	21,996	(153,370)	257,845	(80)	−	(19)	1,779	513,431
Total	938,531	(197,124)	(112,694)	54,290	36,108	(276,853)	501,077	−	−	(567)	12,442	955,210

Stage 3	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Exchange differences and others	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,355,363	(9,492)	(6,102)	9,281	21,988	(275,028)	301,493	(33,973)	(55,783)	(6,348)	13,828	1,315,227
Residential mortgage loans	470,286	(6,178)	(2,434)	726	4,562	(101,740)	146,860	−	(24,319)	(15,245)	193	472,711
Micro-business loans	979,292	(9,631)	(5,576)	49,368	43,113	(457,093)	327,884	32,878	(27,267)	(22,688)	50,605	960,885
Consumer loans	609,275	(16,831)	(21,996)	80,991	43,031	(255,086)	284,403	1,095	(3,943)	(30,628)	12,648	702,959
Total	3,414,216	(42,132)	(36,108)	140,366	112,694	(1,088,947)	1,060,640	−	(111,312)	(74,909)	77,274	3,451,782

Consolidated 3 Stages			Credit loss of the period
	Balance at December 31, 2018	Write-offs, net	New loans and liquidation, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Exchange differences and others	Balance at December 31, 2019 (*)

Loans by class

	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,819,129	(181,520)	(61,341)	374,752	(28,093)	(55,783)	(15,693)	18,596	1,870,047
Residential mortgage loans	524,169	(42,920)	(49,190)	143,594	176	(24,319)	(15,835)	805	536,480
Micro-business loans	1,585,404	(816,886)	166,279	649,898	25,411	(27,267)	(28,384)	82,032	1,636,487
Consumer loans	1,385,829	(781,593)	275,924	600,175	2,506	(3,943)	(30,823)	16,670	1,464,745
Total	5,314,531	(1,822,919)	331,672	1,768,419	−	(111,312)	(90,735)	118,103	5,507,759

(*)       The movement in the allowance for loan losses of the period 2020 includes the allowance for direct and indirect loans for approximately S/9,898.8 million and S/536.9 million, respectively (approximately S/5,124.0 million and S/383.8 million, respectively, at December 31, 2019). The expected loan loss for indirect loan is included in “Other liabilities” of the consolidated statement of financial position, Note 13(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2020 and 2019 has been established in accordance with IFRS 9 and is sufficient to cover incurred losses on the loan portfolio.

During the 2020, Credicorp’s stock of provisions increased significantly compared to the stock as of December 31, 2019, mainly in the two first quarters, due to the projected effects related to COVID-19. This increase was reduced during the last two quarters of 2020 due to the end of the confinement, the progressive economic reactivation observed in the early indicators and better macroeconomic expectations for the following years. It should be noted that these expectations can be altered by future waves of infections or strict confinement measures.

The main methodological adjustments in internal credit risk models made during 2020 are:

–	Internal models were reviewed, and upgrades were carried out using representative and updated COVID-19 impact customer surveys, using updated information on customer transaction after confinement. This made it possible to characterize the different types of clients in order to assign them the corresponding level of risk in a granular manner and in line with the first observed indicators of early payment of the transactions and portfolio maturities (real data observed that complements the assumptions used).

–	LGD (Loss Given Default) estimates were adjusted with updated information on assumptions, recovery costs and payments from clients in arrears, in order to collect the impact of COVID-19 on recoveries, which have been affected by delays in lawsuits, deterioration in the value of guarantees and increased penalties.

Further, the macroeconomic projections were updated, collecting a better expectation for 2021, although it is noted that these projections are not expected to recover the absolute levels of the pre-Covid-19 context yet.

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio at December 31, 2020 and 2019 by maturity based on the remaining period to the payment due date:

	2020	2019
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	51,346,112	53,306,936
From 1 to 3 years	40,897,556	24,586,441
From 3 to 5 years	12,812,446	9,615,514
More than 5 years	26,922,142	23,994,181
	131,978,256	111,503,072

Internal overdue loans -
Overdue 90 days	984,630	692,161
Over 90 days	3,700,939	2,612,725
	4,685,569	3,304,886

Total	136,663,825	114,807,958

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

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

The profit resulting from these assets is shown in “Net premiums earned” in the consolidated statement of income. The composition of the generated returns is presented below:

	2020	2019
	S/(000)	S/(000)
Net profit on sale of financial investments	38,055	21,879
Changes in the fair value of financial assets	68,311	58,351
Dividends, interests and others	9,261	13,434
Total	115,627	93,664

As of December 31, 2020, financial markets have recovered significantly after the fluctuations that occurred during 2020, optimism about the recovery of the global economy after the production of effective vaccines, the economic reopening of sectors affected by Covid-19, as well as the continuous expansionary monetary policy of the central banks, favored the holding and search for debt instruments with higher returns.

Latin American assets continued to evolve positively in line with a greater risk appetite in the context of monetary stimuli and the search for better returns. At the local level, sovereign bonds performed positively in the middle and long section of the curve in soles, driven by less uncertainty due to local politics.

At the date of this report, there has been a recovery of the global indices, and what Credicorp seeks is to control the volatility of the portfolio in order to minimize the losses of our clients in these difficult times.

The offsetting of this effect is included in the technical reserve adjustment, which is part of the item “Net premiums earned” of the consolidated statement of income, see Note 25.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2020 and December 31, 2019, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/937.2 million and S/838.7 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Balances as of January 1	791,704	842,043	715,695
Reported claims of premiums ceded, Note 26	283,041	321,375	367,969
Reserve risk in progress of premiums ceded, Note 25(a)(**)	23,186	(14,935)	34,709
Premiums assumed	–	668	5,882
Settled claims of premiums ceded by reinsurance contracts	(229,729)	(226,769)	(238,936)
Collections and others, net (i)	51,217	(130,678)	(43,276)
Balances at the end of the period	919,419	791,704	842,043

Accounts receivable as of December 31, 2020 and December 31, 2019, include S/282.0 million and S/201.0 million, respectively, which correspond to the assigned portion of technical reserves for premiums ceded to the reinsurers.

(i)	As of December 31, 2020, the balance consists of collections made to reinsurers, which were reduced by S/10.0 million, as well as the effect of exchange difference for approximately S/55.0 million; As of December 31, 2019, collections made amounted to S/ 115.0 million and the effect of exchange difference for S/ (4.4) million.

Accounts Payable:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Balances as of January 1	216,734	291,693	235,185
Premiums ceded for automatic contracts (mainly excess of loss), Note 25(a)(**)	244,112	254,839	243,427
Premiums ceded to reinsurers in facultative contracts, Note 25(a)(**)	327,098	289,386	288,928
Coinsurance granted	753	4,332	11,433
Payments and other, net	(450,251)	(623,516)	(487,280)
Balances at the end of the period	338,446	216,734	291,693

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2020, 2019, and 2018 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2020	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	401,553	1,156,252	653,728	479,748	635,203	116,625	69,368	3,512,477	3,573,580	3,504,226
Additions	34	1,673	6,016	21,301	23,425	1,149	44,522	98,120	134,776	181,459
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	29,893	–
Transfers	–	8,906	19,616	1,529	8,997	3,633	(42,681)	–	–	–
Disposals and others	1,618	4,954	(3,420)	(28,146)	(54,734)	(6,000)	(9,667)	(95,395)	(225,772)	(112,105)
Balance as of December 31	403,205	1,171,785	675,940	474,432	612,891	115,407	61,542	3,515,202	3,512,477	3,573,580

Accumulated depreciation -
Balance as of January 1	–	657,690	478,294	308,020	552,023	88,277	–	2,084,304	2,092,878	1,994,734
Depreciation of the year	–	29,792	27,025	36,866	40,701	7,708	–	142,092	146,066	170,138
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	19,299	–
Transfers	–	–	–	–	–	–	–	–	–	–
Disposals and others	–	1,579	(1,346)	(26,181)	(54,734)	(5,387)	–	(86,069)	(173,939)	(71,994)
Balance as of December 31	–	689,061	503,973	318,705	537,990	90,598	–	2,140,327	2,084,304	2,092,878

Net carrying amount	403,205	482,724	171,967	155,727	74,901	24,809	61,542	1,374,875	1,428,173	1,480,702

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During 2020, the Group has not had any significant commitment to purchase property, furniture and equipment. Likewise, as part of the investment in fixed assets made annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina and the comprehensive remodeling of the Café Dasso office. During the year 2019, the Bank has made disbursements mainly related to the remodeling of its headquarters in La Molina and integral remodeling to the Sucursal Cusco. During 2018, the Bank has carried out operations related to the purchase of computer equipment, furniture and services, as well as the remodeling of its headquarters in La Molina.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2020, 2019 and 2018 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets –

The movement of intangible assets with limited useful life for the years ended December 31, 2020, 2019 and 2018 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2020	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balances at January 1	378,896	193,247	94,143	21,100	2,702,983	364,925	49,695	3,804,989	3,406,333	3,090,365
Additions	–	–	–	–	91,652	443,557	32	535,241	371,957	419,789
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	126,128	–
Transfers	–	–	–	–	230,477	(230,477)	–	–	–	–
Disposals and others	5,625	(21,383)	9,557	–	(11,013)	(27,366)	(1,786)	(46,366)	(99,429)	(103,821)
Balances at December 31	384,521	171,864	103,700	21,100	3,014,099	550,639	47,941	4,293,864	3,804,989	3,406,333

Accumulated amortization -
Balance at January 1	243,951	60,643	12,441	20,219	1,774,183	–	27,287	2,138,724	1,941,961	1,747,475
Amortization of the year	27,699	7,062	4,502	881	312,163	–	3,511	355,818	308,966	258,984
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	3,104	–
Disposals and others	2,318	(21,226)	2,426	–	(3,551)	–	957	(19,076)	(115,307)	(64,498)
Balance at December 31	273,968	46,479	19,369	21,100	2,082,795	–	31,755	2,475,466	2,138,724	1,941,961

Net carrying amount	110,553	125,385	84,331	–	931,304	550,639	16,186	1,818,398	1,666,265	1,464,372

During 2020, the Group has not had any significant commitment for the acquisition of significant intangibles. Likewise, the main intangibles activated during the year correspond to projects the Identify Access Management, Bidirectional Communication for Fraud alerts, HomeBanking 2.0 projects, among others. During the year 2019, the Group has made disbursements mainly related with the implementation and development of various IT projects such as DataLake, Holístico, SpotLigth, DWH, Operating Model, Client 360, Connex, Mainframe, Kalignite NDC, Small and medium businesses (PYME, from spanish acronym) Loans Online, Information Cube and others (Business Integration, DWH – Modelo Lineal I15, Credit Card, Customer Identity and Access Management, DWH – Operative Model, Yape and others during the year 2018).

(i)	Client relationships -

This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Prima AFP - AFP Unión Vida	69,974	82,322
Credicorp Capital Holding Chile - Inversiones IMT	20,782	19,333
Mibanco	3,007	15,036
Ultraserfinco	12,592	13,400
Culqi	2,167	2,550
Tenpo	2,031	2,304
Net carrying amount	110,553	134,945

(ii)	Brand name –

This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Mibanco	124,610	131,440
Culqi	775	1,164
Net carrying amount	125,385	132,604

(iii)	Fund management contract -

This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Credicorp Capital Colombia	42,328	42,352
Credicorp Capital Holding Chile - Inversiones IMT	38,553	34,997
Ultrasefinco S.A.	3,450	4,353
Net carrying amount	84,331	81,702

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2020	2019
	S/(000)	S/(000)
Mibanco - Edyficar Perú	273,694	273,694
MiBanco Colombia - Banco Compartir S.A.	135,658	191,898
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia (*)	124,447	72,134
Banco de Crédito del Perú	52,359	52,359
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Tenpo SpA	26,602	23,051
Tenpo Prepago S.A. (before "Multicaja Prepago S.A.")	14,956	12,943
Compañía Incubadora de Soluciones Móviles S.A-Culqi	2,297	3,518
Crediseguro Seguros Personales	96	96
Ultraserfinco S.A. (*)	–	45,339
Net carrying amount	820,899	865,822

(*) The variation corresponds mainly to the merger by absorption between Credicorp Capital Colombia S.A. (absorbing entity) and Ultraserfinco S.A. (absorbed entity); see note 2(a). Additionally, the balances are affected by the volatility of the exchange rate of the colombian peso against the functional currency of Credicorp Ltd.

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

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

Given that during 2020 we were within twelve months to make adjustments to the initial recognition of goodwill, minor non-material changes have been made to the corresponding goodwill of MiBanco Colombia (formerly Banco Compartir S.A.).

During the year 2020, the Group recorded a gross impairment loss amounting to S/64.0 million for MiBanco Colombia (before Banco Compartir S.A.) as a result of its assessment of the recoverable amount (S/54.0 million of impairment correspond to the participation of Credicorp and S/10.0 million correspond to the minority participation). For determination this impairment, a fair value of 366,691 Colombian Pesos was estimated, equivalent to US$95.7 million, and a book value of 434,825 Colombian Pesos, equivalent to US$113.4 million. For the estimation, a discount rate of 13.2 percent and a growth rate in perpetuity of 4.0 percent were used as assumptions. Likewise, payments from 2021 to 2025 of 0.0 percent, 98.0 percent, 94.0 percent, 94.0 percent and 80.0 percent, respectively, and a perpetual payment of 80.0 percent, have been considered. Finally, the dividend tax rate considered has been 10.0 percent and the exchange rate of the Colombian Peso to the dollar was 3,833. During 2019, the Group did not register an impairment.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2020 and 2019:

	2020
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	12.19
Prima AFP - AFP Unión Vida	1.00	11.43
Credicorp Capital Colombia	3.80	12.62
Banco de Crédito del Perú	5.00	10.93
Pacífico Seguros (*)	5.00	10.44 and 11.81
Atlantic Security Holding Corporation	2.00	11.29
Mibanco Colombia - Bancompartir	4.00	13.20
Tenpo	5.00	25.00
Compañía Incubadora de Soluciones Móviles S.A. - Culqi	5.00	25.00

	2019
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	12.35
Prima AFP - AFP Unión Vida	1.00	11.63
Credicorp Capital Colombia	3.80	12.62
Banco de Crédito del Perú	5.00	11.19
Pacífico Seguros (*)	5.00	10.72 and 12.00
Atlantic Security Holding Corporation	2.00	11.41

(*) As of December 31, 2020 and 2019, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

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

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2020 and 2019, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	RIGHT-OF-USE ASSETS AND LEASE LIABILITES

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property: Agencies and offices	Servers and technology platforms	Transport units	Other leases	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1,	819,046	168,371	3,006	7,394	997,817	–
Additions	28,352	145,140	598	20,411	194,501	997,817
Acquisition of business	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
Disposal and others	(49,544)	(151,877)	(749)	–	(202,170)	–
Balance as of December 31	797,854	161,634	2,855	27,805	990,148	997,817

Accumulated depreciation -
Balance as of January 1,	130,761	40,591	971	3,654	175,977	–
Depreciation of the period	131,815	35,926	837	3,427	172,005	169,406
Acquisition of business	–	–	–	–	–	6,571
Transfers	–	–	–	–	–	–
Disposal and others	(5,144)	(55,763)	145	–	(60,762)	–
Balance as of December 31	257,432	20,754	1,953	7,081	287,220	175,977

Net carrying amount	540,422	140,880	902	20,724	702,928	821,840

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

13	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (i)	1,307,187	1,311,892
Derivatives receivable (b)	1,214,497	1,092,107
Receivables from sale of invesments (h)	271,066	278,580
Operations in process (c)	245,303	110,389
	3,038,053	2,792,968

Non-financial instruments:
Deferred fees (g)	1,039,557	1,056,656
Investment in associates (d)	645,886	628,822
Investment properties, net (e)	466,859	450,929
Income tax prepayments, net	303,838	191,502
Adjudicated assets, net	135,089	143,349
Improvements in leased premises	90,146	112,385
VAT (IGV) tax credit	49,364	75,605
Others	9,198	26,441
	2,739,937	2,685,689
Total	5,777,990	5,478,657

	2020	2019
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (j)	1,788,956	1,670,525
Derivatives payable (b)	1,205,213	1,040,282
Accounts payable for acquisitions of investments (h)	260,786	311,348
Salaries and other personnel expenses	614,349	760,140
Allowance for indirect loan losses, Note 7(c)	536,863	383,797
Operations in process (c)	72,800	80,734
	4,478,967	4,246,826
Non-financial instruments:
Taxes	293,873	644,802
Provision for sundry risks (f)	514,382	359,853
Others	199,937	229,807
	1,008,192	1,234,462
Total	5,487,159	5,481,288

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2020 and 2019 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

		2020				2019				2020 and 2019
		Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Derivatives held for trading (i) -
Foreign currency forwards		256,891	257,999	22,030,623	January 2021 / October 2022	306,148	246,960	27,422,634	January 2020 / October 2020	-
Interest rate swaps		600,718	613,624	20,447,415	January 2021 / December 2031	268,633	350,938	26,268,071	January 2020 / December 2031	-
Currency swaps		323,425	181,454	9,095,243	January 2021 / January 2033	411,656	366,545	8,177,179	January 2020 / January 2033	-
Foreign exchange options		2,673	3,547	426,848	January 2021 / June 2021	6,489	6,089	1,565,083	January 2020 / December 2020	-
Futures		2,694	2,616	32,589	March 2021	10	139	16,901	March 2020	-
		1,186,401	1,059,240	52,032,718		992,936	970,671	63,449,868
Derivatives held as hedges
Cash flow hedges -
Interest rate swaps (IRS)	17(a)(x)	–	2,525	108,630	March 2022	–	–	–	-	Bonds issued
Interest rate swaps (IRS)	17(a)(v)	–	1,473	253,470	March 2021	–	2,555	231,980	March 2021	Bonds issued
Interest rate swaps (IRS)	15(b)(i)	–	315	362,100	March 2021	102	1,111	662,800	May 2020 / November 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(iii)	–	72	181,050	March 2021	55	714	984,258	February 2020 / November 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(ii)	–	60	181,050	March 2021	114	–	331,400	August 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(v)	–	–	–	-	315	839	994,200	May 2020 / August 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(vi)	–	–	–	-	–	447	331,400	June 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(iv)	–	–	–	-	–	1,046	629,660	May 2020 / June 2020	Debt to banks
Cross currency swaps (CCS)	6(b)(ii)/(v)	18,224	74,677	487,046	January 2021 / September 2024	20,803	1,167	107,425	May 2021 / September 2024	Investments (*)
Cross currency swaps (CCS)	17(a)(iii)	5,090	–	181,050	January 2025	–	8,197	165,700	January 2025	Bonds issued
Cross currency swaps (CCS)	17(a)(vi)	4,782	–	175,345	August 2021	–	2,823	152,545	August 2021	Bonds issued
Cross currency swaps (CCS)	5(c)(i)	–	29,001	162,945	August 2026	–	30,352	149,130	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(ii)	–	11,797	90,525	August 2026	–	12,236	82,850	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(iv)	–	–	–	-	30,741	–	231,980	August 2020	Repurchase agreements
Cross currency swaps (CCS)	15(b)(vi)	–	–	–	-	7,624	–	331,400	January 2020	Debt to banks
Cross currency swaps (CCS) and Interest rate swaps (IRS)	5(c)(iii)	–	–	–	-	39,417	–	265,120	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	6(b)	–	26,053	628,677	March 2022 / May 2023	–	8,124	618,790	June 2021 / May 2023	Investments (*)
		28,096	145,973	2,811,888		99,171	69,611	6,270,638
		1,214,497	1,205,213	54,844,606		1,092,107	1,040,282	69,720,506

(*) Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2020 and 2019.

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	2020						2019
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	148,076	108,541	274	–	–	256,891	199,070	104,265	2,813	–	–	306,148
Interest rate swaps	4,025	25,005	81,209	46,101	444,378	600,718	3,716	8,409	38,569	8,067	209,872	268,633
Currency swaps	12,324	11,499	122,673	36,219	140,710	323,425	7,124	101,368	102,703	67,826	132,635	411,656
Foreign exchange options	379	2,294	–	–	–	2,673	1,844	4,645	–	–	–	6,489
Futures	2,694	–	–	–	–	2,694	10	–	–	–	–	10
Total assets	167,498	147,339	204,156	82,320	585,088	1,186,401	211,764	218,687	144,085	75,893	342,507	992,936

	2020						2019
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	145,781	111,956	262	–	–	257,999	154,424	89,739	2,797	–	–	246,960
Interest rate swaps	12,794	23,211	80,629	64,995	431,995	613,624	7,705	13,837	46,840	18,477	264,079	350,938
Currency swaps	15,122	33,147	86,265	20,344	26,576	181,454	41,729	92,917	79,844	50,663	101,392	366,545
Foreign exchange options	676	2,871	–	–	–	3,547	836	5,253	–	–	–	6,089
Futures	2,616	–	–	–	–	2,616	139	–	–	–	–	139
Total liabilities	176,989	171,185	167,156	85,339	458,571	1,059,240	204,833	201,746	129,481	69,140	365,471	970,671

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2020					2019
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	1,268,082	229,366	275,235	255,963	2,028,646	5,081,355	301,865	84,786	254,968	5,722,974
Cash outflows (liabilities)	(1,347,995)	(274,482)	(265,536)	(236,859)	(2,124,872)	(4,693,775)	(330,220)	(91,678)	(355,702)	(5,471,375)
Consolidated statement of income	(4,939)	(5,314)	(4,969)	(25,891)	(41,113)	(8,949)	(4,367)	(487)	(18,139)	(31,942)

As of December 31, 2020, the accumulated balance of net unrealized loss from cash flow hedges, which is included as other comprehensive income in “Cash flow hedge reserves” results from the current hedges, which have an unrealized loss of approximately S/38.2 million and from the revoked hedges, which have an unrealized loss of approximately S/2.9 million (unrealized loss of approximately S/0.1 million from current hedges and unrealized profit for S/3.8 million from revoked hedges, as of December 31, 2019), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is presented in Note 18(c).

c)	Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

d)	Credicorp’s principal associate is Entidad Prestadora de Salud (EPS), whose balance amounts to S/603.4 million and S/571.9 million as of December 31, 2020 and 2019, respectively.

e)	Investment properties -

The movement of investment properties is as follows:

	2020			2019
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	253,041	238,325	491,366	484,782
Additions (i)	12,543	13,990	26,533	33,321
Sales (ii)	(31)	(202)	(233)	(26,775)
Disposals and others	(2,114)	(1,634)	(3,748)	38
Ending Period	263,439	250,479	513,918	491,366

Accumulated depreciation
Balance at January 1	–	39,027	39,027	43,488
Depreciation for the year	–	7,018	7,018	6,727
Sales (ii)	–	(148)	(148)	(11,435)
Disposals and others	–	(248)	(248)	247
Ending Period	–	45,649	45,649	39,027

Impairment losses (iii)	689	721	1,410	1,410

Net carrying amount	262,750	204,109	466,859	450,929

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	As of December 31, 2020, the main additions correspond to the acquisition of land located in the Comas district in the city of Lima for the amount of S/12.5 million. Likewise, in order to consolidate the real estate projects, the Group has made disbursements mainly for the improvements of buildings one of them located in Arequipa for the amount of S/5.1 million, the other located in Trujillo for approximately S/3.8 million and also improvements on the 13th floor of Panorama building located in the district of Santiago de Surco, Lima amounted of S/2.4 million.

In 2019, the most important additions corresponded to the acquisition of 13th floor of Panorama Building located in the district of Santiago de Surco, Lima for approximately S/10.1 million (S/1.3 million for land and S/8.8 million for building) and land located in the district of San Martín de Porres, Lima for approximately S/8.7 million.

(ii)	The amount for sales for the 2020 period is mainly due to the sale of a store N° 112 located in the Jr. Huallaga (Lima) building, whose sale value was S/0.08 million (disposal cost amounted to S/0.09 million).

The amount for the sales of 2019, is mainly made up of the sale of a property located in Camino Real 348, San Isidro (Lima), whose sale value was S/27.5 million (cost of disposal of the property amounted to S/6.3 million); and a property located in Manuel Maria Izaga Street, located in the province of Chiclayo, whose value was S/3.4 million (net cost of the property amounted to S/4.2 million).

(iii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount, with the exception of a property located in the city of Ica, for which an impairment of S/0.3 million was recorded during the year of 2019.

As of December 31, 2020, and 2019, the market value of the property amounts to approximately S/1,050.4 million and S/937.8 million, respectively; which was determined through a valuation made by an independent appraiser.

f)	The movement of the provision for sundry risks for the years ended December 31, 2020, 2019 and 2018 was as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Balance at the beginning of the year	359,853	342,350	275,841
Provision, Note 29	140,897	27,272	42,236
Increase (decrease), net	13,632	(9,769)	24,273
Balances at the end of the year	514,382	359,853	342,350

Because of the nature of its business, the Group has various pending lawsuits, which provisions are recorded when, in Management’s and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

g)	As of December 31, 2020, the balance corresponds mainly to the payment in advance in favor of Latam Airlines Group S.A. Peru Branch for US$165.1 million, equivalent to S/597.9 million, (US$202.0 million, equivalent to S/669.4 million as of December 31, 2019) on account of the Latam Pass Miles that the Bank must acquire from January 2020. This advance made is being applied with the miles awarded to our clients for the use of Latam Pass credit cards. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

h)	As of December 31, 2020 and 2019, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

i)	As of December 31, 2020, the balance is mainly made up of the margin call for derivatives for S/242.3 million, works for taxes for S/169.8 million, visa account for payments to establishments for S/81.1 million, taxes paid on account from third parties and other accounts receivable related to taxes for S/75.3 million, accounts receivable from deferred currency sale for S/60.2 million, dividends receivable for S/6.8 million, accounts receivable from associate for S/6.5 million, among others (as of December 31, 2019, the balance was mainly made up of margin call for derivatives for S/201.7 million, works for taxes for S/253.5 million, account receivable from deferred currency sale for S/128.8 million, taxes paid on account from third parties and other accounts receivable related to taxes for S/94.5 million, visa account for payment to establishments for S/89.1 million, dividends receivable for S/0.4 million, account receivable from an associate for S/6.8 million, among others).

j)	As of December 31, 2020, the balance corresponds mainly to accounts payable to suppliers for S/215.0 million, accounts payable to policyholders for S/91.5 million, accounts payable to intermediaries for S/87.3 million, accounts payable for the purchase of deferred foreign currency for S/65.9 million, accounts payable for premiums to the Deposit Insurance Fund for S/46.4 million, interbank operations to be settled with the BCRP for S/39.6 million, Liquidation Funds of Financiera TFC for S/12.5 million, repurchase agreements to be settled for S/9.5 million, accounts payable to an associate for S/3.9 million, among others (as of December 31, 2019, the balance corresponded mainly to accounts payable to suppliers for S/313.0 million, accounts payable to intermediaries for S/206.5 million, accounts payable to policyholders for S/108.1 million, Liquidation funds of Financiera TFC for S/104.0 million, accounts payable to an associate for S/52.0 million, interbank operations to be settled with BCRP for S/22.4 million, insurance payable on behalf of third parties for S/14.0 million and accounts payable for the purchase of deferred foreign currency for S/10.9 million, among others).

14	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Demand deposits	54,530,355	34,213,188
Saving deposits	50,069,129	35,179,770
Time deposits (c)	28,121,094	32,853,576
Severance indemnity deposits	7,736,747	7,897,199
Bank’s negotiable certificates	1,202,996	1,180,461
Total	141,660,321	111,324,194
Interest payable	705,181	681,191
Total	142,365,502	112,005,385

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

The increase in the balance corresponds mainly to funds disbursed by the government through the Reactiva Peru program intended for the economic reactivation of companies, funds released from the AFPs, bonds granted by the government to the natural people; and among other liquidity injection measures due to the COVID-19 crisis, see Note 2(b).

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2020	2019
	S/(000)	S/(000)
Non-interest-bearing -
In Peru	44,037,934	25,641,446
In other countries	3,585,185	2,674,724
	47,623,119	28,316,170

Interest-bearing -
In Peru	82,907,313	74,413,962
In other countries	11,129,889	8,594,062
	94,037,202	83,008,024

Total	141,660,321	111,324,194

c)	The balance of time deposits classified by maturity is as follows:

	2020	2019
	S/(000)	S/(000)
Up to 3 months	13,750,133	14,674,773
From 3 months to 1 year	6,849,436	8,975,269
From 1 to 3 years	4,143,040	6,096,891
From 3 to 5 years	473,479	819,446
More than 5 years	2,905,006	2,287,197
Total	28,121,094	32,853,576

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2020 and 2019.

At December 31, 2020 and 2019, of the total balance of deposits and obligations, approximately S/45,448.1 million and S/35,511.9 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/101,522 and S/100,661, respectively.

As of December 31, 2020 and 2019, of the total balance of deposits and obligations, approximately 214,426.3 million Colombian pesos (equivalent to S/228.4 million) and 201,715.7 million Colombian pesos (equivalent to S/203.1 million), respectively, are secured by the Colombian “Financial Institutions Guarantee Fund” (Fogafín, for its Spanish acronym). At said dates, maximum amount of coverage per depositor recognized by “Fogafín” totaled 50,000,000.0 Colombian pesos (equivalent to S/53,250) and 50,000,000.0 Colombian pesos (equivalent to S/50,350), respectively.

15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
International funds and others (b)	2,710,224	5,654,014
Promotional credit lines (c)	3,203,263	2,938,981
Inter-bank funds	–	205,000
	5,913,487	8,797,995
Interest payable	64,770	43,737
Total	5,978,257	8,841,732

b)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Corporación Financiera de Desarrollo (COFIDE)	624,480	406,710
Citibank N.A. (i)	362,100	662,800
The Toronto Dominion Bank	271,575	–
Banco de la Nación	260,000	–
Bank of New York Mellon (ii)	181,051	331,400
Sumitomo Mitsui Banking Corporation (iii)	181,050	984,258
Wells Fargo Bank, N.A. (iv)	181,050	730,074
Bancoldex	118,516	–
Banco BBVA Perú	107,900	85,000
Scotiabank Perú S.A.A.	100,000	100,000
Bankinter	72,420	-
Caja Municipal de Ahorro y Crédito de Arequipa S.A.	25,000	140,000
Bank of America, N.A. (v)	–	994,200
Banco de Desarrollo de America Latina - CAF (vi)	–	662,800
International Finance Corporation (IFC)	–	91,558
Standard Chartered Bank	–	86,827
Banco Internacional del Perú S.A.A. (Interbank)	–	50,000
Others less than S/49.2 millon	225,082	328,387
Total	2,710,224	5,654,014

As of December 31, 2020, the loans have maturities between January 2021 and March 2032 (between January 2020 and March 2032, as of December 31, 2019) and accrue interest in soles currency at rates that fluctuate between 0.92 percent and 4.3 percent and accrue interest in foreign currency at rates that fluctuate between 0.4 percent and 8.3 percent (between 3.17 percent and 8.67 percent and between 0.50 percent and 9.65 percent, as of December 31, 2019).

(i)	As of December 31, 2020, the balance corresponded to US$100.0 million, equivalent to S/362.1 million, (US$200.0 million, equivalent to S/662.8 million, as of December 31, 2019) is hedged by a swap of interest rate interest (IRS) for a nominal amount equal to the principal and the same maturity, note 13(b), said loan was economically converted at a fixed rate.

(ii)	As of December 31, 2020, the balance corresponded to US$50.0 million equivalent to S/181.1 million (US$100.0 million equivalent to S/331.4 million, as of December 31, 2019) is hedged by an interest rate swap (IRS) for a nominal amount equal to the principal and equal maturity, note 13(b), said loan was economically converted at a fixed rate.

(iii)	As of December 31, 2020, the balance corresponds to US$50.0 million equivalent to S/181.1 million (US$297.0 million equivalent to S/984.3 million, as of December 31, 2019) is hedged by an interest rate swap (IRS) for a nominal amount equal to the principal and equal maturity, note 13(b), said loan was economically converted at a fixed rate.

(iv)	As of December 31, 2020, the agreed loans for a total of US$190.0 were due, million (US$190.0 million equivalent to S/629.7 million, as of December 31,2019) that were hedged by interest rate swaps (IRS) for amounts nominal amounts equal to the principal and the same maturities, note 13(b), said loans were economically converted at a fixed rate.

(v)	As of December 31, 2020, the balance corresponds to US$300.0 million were due, (US$300.0 million equivalent to S/994.2 million, as of December 31, 2019) that is they were hedged by rate swaps (IRS) for nominal amounts equal to the principal and equal maturities, note 13(b), said loans were economically converted at a rate fixed.

(vi)	As of December 31, 2020, the loan amounting to US$100 million were due (US$100.0 million, equivalent to S/331.4 million, as of December 31, 2019) that remained hedged by an interest rate swap (IRS) for a nominal amount equal to the principal and same maturity, note 13(b), said loan was economically converted to a fixed rate.

Likewise, at December 31, 2020, the loan for US$100 million were due (US$ 100.0 million, equivalent to S/331.4 million, as of December 31, 2019) which was hedged by two currency swaps (CCS) whose sum of nominals was equal to the principal and equal maturity, note 13(b), said loan was economically converted to a liability with cash flows in soles and at a fixed rate in soles.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2021 and July 2029 and bear annual interest in soles at rates that fluctuate between 3.98 percent and 7.25 percent and interest in foreign currency 6.4 percent at December 31, 2020 (between January 2020 and July 2029 and with annual interest in soles between 4.20 percent and 7.60 percent and interest in foreign currency 7.75 percent at December 31, 2019). These credit lines are secured by a loan portfolio totaling S/3,203.3 million and S/2,939.0 million, at December 31, 2020 and December 31, 2019, respectively.

d)	The following table presents the maturities of due to banks and correspondents at December 31, 2020 and 2019 based on the period remaining to maturity:

	2020	2019
	S/(000)	S/(000)
Up to 3 months	2,343	2,062,121
From 3 months to 1 year	1,854,351	3,693,328
From 1 to 3 years	819,991	559,511
From 3 to 5 years	601,258	614,265
More than 5 years	2,635,544	1,868,770
Total	5,913,487	8,797,995

e)	As of December 31, 2020 and 2019, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/5,913.5 million and S/8,593.0 million, respectively.

f)	Certain debts to banks and correspondents include standard covenants addressing observance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and have been complied with at the date of the consolidated financial statements.

16	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2020
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	1,288,056	8,784,732	10,072,788
General insurance	629,330	656,963	1,286,293
Health insurance	133,088	182,907	315,995
Total	2,050,474	9,624,602	11,675,076

	2019
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	908,362	7,548,684	8,457,046
General insurance	590,588	651,129	1,241,717
Health insurance	77,278	174,192	251,470
Total	1,576,228	8,374,005	9,950,233

(*) As of December 31, 2020, the life insurance technical reserves include the mathematical reserves of income amounting to S/6,806.1 million (S/ 5,961.0 million as of December 31, 2019).

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

As of December 31, 2020, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/602.7 million, S/42.5 million and S/125.3 million, respectively (S/393.4 million, S/24.3 million and S/63.5 million, respectively, as of December 31, 2019).

The increase in reserves is mainly due to the mortality experienced due to COVID-19. Thus, the increase in the technical reserve for claims corresponds to the effect experienced by the business lines due to increases in the reserve amount for outstanding claims due to Overmortality and IBNR. Likewise, the increase in technical reserves for premiums is mainly due to the increase due to new sales in the Income line and in addition to the increase due to the variation in market rates of all pension lines (Income, Complementary Risk Work Insurance -SCTR for its acronym in Spanish and AFP Old Regime).

As of December 31, 2020 due to the COVID-19 pandemic, IBNR reserves were calculated in two parts: a) IBNR reserve for regular claims and b) IBNR reserve for expected excess mortality (deaths above the average number of cases months pre-pandemic). (See note 3 (e) (i)).

As of December 31, 2019 and in previous years, the differences between the estimates of the reserves for incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general and health risks, the retrospective analysis indicates that the amounts accrued are adequate and in Management’s opinion, the estimate of the reserve for IBNR is sufficient to cover any obligation as of December 31, 2020 and 2019.

In the case of Medical Assistance (AMED for its acronym in Spanish), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID-19 claims, which had a different frequency and cost than regular claims (See note 3 (e ) (ii)).

In general, claims reserves have been estimated using prudential criteria due to the uncertainty in the loss ratio caused by the pandemic that began in 2020.

Technical reserves include reserves for obligations for future benefits under insurance of life and personal accidents in force; and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods of related coverage.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2020 and 2019:

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	908,362	590,588	77,278	1,576,228
Gross claims, Note 26	1,383,344	326,183	281,627	1,991,154
Payments	(1,012,012)	(363,374)	(225,882)	(1,601,268)
Exchange difference	8,362	75,933	65	84,360
Ending balance	1,288,056	629,330	133,088	2,050,474

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	732,868	562,430	71,372	1,366,670
Gross claims, Note 26	1,001,671	524,142	326,980	1,852,793
Payments	(822,644)	(510,678)	(321,085)	(1,654,407)
Exchange difference	(3,533)	14,694	11	11,172
Ending balance	908,362	590,588	77,278	1,576,228

The increase in technical reserves for claims mainly corresponds to excess mortality in the Life Insurance Businesses and the provision of services for Health Insurance. The impact by business is detailed below:

Business line	IBNR Balance COVID - 19	Claims reported COVID – 19	Total Impact COVID-19
Vida Individual	S/ 7.0 MM	S/ 17.1 MM	S/ 24.1 MM
Vida Grupo	S/ 9.8 MM	S/ 9 MM	S/ 18.8 MM
Vida Ley	S/ 11.3 MM	S/ 19.4 MM	S/ 30.7 MM
Vida Crédito	S/ 21.7 MM	S/ 101.8 MM	S/ 123.5 MM
SISCO	S/ 49.0 MM	S/ 112.9 MM	S/ 161.9 MM
Asistencia Médica	S/ 24.5 MM	S/ 33.1 MM	S/ 57.6 MM
Totales	S/ 123.3 MM	S/ 293.3 MM	S/ 416.6 MM

c)	Technical reserves occurred during the years 2020 and 2019:

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	7,548,684	651,129	174,192	8,374,005
Time course expenses and others	75,115	818	–	75,933
Unearned premium and other technical reserves variation, net	1,006	(36,323)	8,501	(26,816)
Insurance subscriptions	599,149	5,941	–	605,090
Adjustment by application of market rates	263,820	–	–	263,820
Exchange difference and others	296,958	35,398	214	332,570
Ending balance	8,784,732	656,963	182,907	9,624,602

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	6,329,512	593,938	162,551	7,086,001
Time course expenses and others	67,989	(3,891)	–	64,098
Unearned premium and other technical reserves variation, net	(61,834)	62,862	11,685	12,713
Insurance subscriptions	604,262	8,692	–	612,954
Adjustment by application of market rates	666,556	–	–	666,556
Exchange difference and others	(57,801)	(10,472)	(44)	(68,317)
Ending balance	7,548,684	651,129	174,192	8,374,005

The increase in technical reserves for premiums is mainly due to the increase in new income sales, an increase in the adjustment of market rates of pension lines (Income, Complementary Risk Work Insurance -SCTR for its Spanish acronym and AFP Old Regime), as well as the increase in the amount of the unearned premium reserve due to an increase in the “Vida Ley” portfolio, due to the new regulation that covers from the first day of work.

As of December 31, 2020 and 2019 no additional reserves were needed as a result of the liability adequacy test. Likewise, the main assumptions to be used in response to the effects of the pandemic due to reserves for mortality claims and COVID-19 reserves are detailed on note 3 (e) (i) and 3 (e) (ii).

The main assumptions used to estimate of retirement, disability and survival annuities and individual life (including Investment link insurance contracts) reserves, as of those dates, are as follows:

	2020		2019
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Between 3.21% - 7.96% / Between 2.50% - 5.25%	SPP-S-2017 and SPP-I- 2017	Between 3.81% - 7.99% / Between 2.50% - 5.25% soles VAC
Pension insurance – Temporary Regime / SCTR (*)	-	-	B-85 and MI-85	3.00% soles VAC
Pension insurance – Definitive Regime	B-85 and MI-85	1.7% soles VAC / 3.68% nominal dollars	B-85 and MI-85	2.41% soles VAC / 4.26% nominal dollars
Pension insurance – Definitive Regime / SCTR	B-85 adjusted and MI-85	1.7% soles VAC / 3.68% nominal dollars / 5.25% soles adjusted / 3.68% dollars adjusted	B-85 adjusted and MI-85	Between 2.41%, 3.00%, soles VAC / 4.26% nominal dollars / 5.67% soles adjusted / 4.26% dollars adjusted
Pension insurance – Temporary Regime /SCTR	SPP-S-2017- and SPP-I-2017	3.648% soles VAC/3.672% soles VAC/2.734% soles VAC	SPP-S-2017- and SPP-I-2017	3.816% soles VAC/Between 0.94% -2.83% soles VAC/ 3.771% soles VAC
Pension insurance - SCTR (Longevity)	-	-	SPP-S-2017 and SPP-I-2017	Soles VAC 3.771%
Individual life	CSO 80 adjusted	Between 4.00% - 5.00%	CSO 80 adjusted	Between 4.00% - 5.00%

(*)       Complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2020 and 2019, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	2020			2019
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
			%			%
Portfolio in S/ - Base amount	4,121,791	–	–	3,896,211	–	–
Changes in interest rates: + 100 bps	3,783,665	(338,126)	(8.20)	3,575,717	(320,494)	(8.23)
Changes in interest rates: - 100 bps	4,530,919	409,128	9.93	4,285,955	389,743	10.00
Changes in Mortality tables to 105%	4,095,670	(26,121)	(0.63)	3,872,104	(24,107)	(0.62)
Changes in Mortality tables to 95%	4,148,940	27,149	0.66	3,922,178	25,967	0.67

Portfolio in US$ - Base amount	847,563	–	–	614,766	–	–
Changes in interest rates: + 100 bps	801,574	(45,989)	(5.43)	568,767	(45,999)	(7.48)
Changes in interest rates: - 100 bps	902,102	54,539	6.43	669,412	54,646	8.89
Changes in Mortality tables to 105%	842,068	(5,495)	(0.65)	609,349	(5,417)	(0.88)
Changes in Mortality tables to 95%	853,308	5,745	0.68	620,430	5,664	0.92

17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			2020			2019
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)
Senior notes - BCP (i)	4.25	Semi-annual	April 2023	US$716,301	2,552,985	April 2023	US$716,301	2,318,975
Senior notes - BCP (ii)	From 4.65 to 4.85	Semi-annual	September 2024	S/2,900,000	2,469,832	October 2020 / September 2024	S/2,900,000	2,872,355
Senior notes - BCP (iii)	From 2.70 to 5.38	Semi-annual	January 2025	US$700,000	2,453,353	September 2020 / January 2025	US$1,074,628	3,464,199
Senior notes - Credicorp Ltd. (iv)	2.75	Semi-annual	June 2025	US$500,000	1,737,139	-	-	−
Senior notes - BCP (v)	Libor 3M + 100 pb	Quarterly	March 2021	US$70,000	253,412	March 2021	US$70,000	231,738
Senior notes - BCP (vi)	0.42	Semi-annual	August 2021	¥5,000,000	175,087	August 2021	¥5,000,000	151,888
Senior notes - BCP (x)	Libor 3M + 55 pb	Quarterly	March 2022	US$30,000	108,479	-	-	−

MMT 100 - Secured notes- CCR Inc. (vii)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	257,996	July 2022	US$315,000	385,253

Corporate bonds -

Fourth program
Tenth issuance (Series A, B and C) - BCP	From 5.31 to 7.25	Semi-annual	December 2021 / November 2022	S/550,000	527,794	December 2021/ November 2022	S/550,000	527,868

Fifth program
Third issuance (Series C) - BCP	4.25	Semi-annual	July 2022	S/109,310	108,980	July 2022	S/109,310	108,821
Third issuance (Series A) - BCP	4.59	Semi-annual	July 2021	S/70,770	69,178	July 2021	S/70,770	63,430
Third issuance (Series D) - BCP	3.88	Semi-annual	August 2022	S/42,660	42,456	August 2022	S/42,660	42,337
Third issuance (Series B) - BCP	4.88	Semi-annual	October 2021	S/42,200	42,169	October 2021	S/42,200	29,183
First issuance (Series D) - BCP	5.91	Semi-annual	-	-	−	January 2020	S/182,410	182,061
					790,577			953,700

			2020			2019
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		S/(000)	S/(000)
Subordinated bonds - BCP (viii)	From 3.13 to 6.13	Semi-annual	April 2027 / July 2030	US$1,144,700	4,028,266	April 2027	US$720,000	2,383,860

Subordinated bonds - BCP (ix)	6.88	Semi-annual	September 2026	US$181,505	651,176	September 2026	US$476,120	1,549,702

Subordinated bonds -
First program
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	217,260	November 2026	US$60,000	198,840
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	May 2027	S/15,000	15,000

Second program
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	December 2030	US$50,000	164,784	-	-	−
First issuance (Series A) - Mibanco	8.50	Semi-annual	May 2026	S/100,000	100,000	May 2026	S/100,000	99,934
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

Third program
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	73,546	August 2022	Bs137,200	66,782
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	August 2030	Bs100,000	53,278	-	-	−
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	37,295	August 2028	Bs70,000	33,816
					691,163			444,372

Negotiable certificate of deposit - Mibanco	From 1.20 to 5.80	Annual	January 2021 / November 2024	S/1,385	1,385	January 2020 / January 2024	S/997	997

Subordinated negotiable certificates - BCP	Libor 3M + 279 bp	Quarterly	November 2021	US$2,960	10,718	November 2021	US$2,960	9,809

					16,181,568			14,766,848
Interest payable					137,839			179,515
Total					16,319,407			14,946,363

During the first quarter of 2018, in accordance with the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of certain bonds, issued in U.S. Dollars at a fixed rate, through the liquidation of the IRS. The accumulated profit of the fair value of these bonds at the time of the liquidation of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in the liability, which has been transferred to the consolidated statement of income up to the date of maturity of said bonds. As of December 31, 2020, the liability amounts to US$2.6 million, equivalent to S/9.4 million, (US$8.7 million, equivalent to S/28.8 million, as of December 31, 2019). The amount recorded in the consolidated statement of income during the year 2020 amounts to US$6.1 million, equivalent to S/21.2 million (US$7.8 million, equivalent to S/26.0 million, during the year 2019).

(i)	The Bank can redeem the total or part of the notes in any time, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 50 basis point. The payment of principal will take place on the due date of the notes or when the Bank redeems these notes.

(ii)	In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the S/2,000 million issued in October of 2017, managing to repurchase S/291.2 million and exchanging S/1,308.8 million with new senior notes, at market rates, whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to S/400.0 million, which was fully redeemed in October 2020.

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

The payment of principal will take place on the due date or when the Bank redeems the notes

(iii)	In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the US$ 800.0 million issued in September of 2010, managing to repurchase US$ 220.3 million and exchanging US$ 205.0 million with new senior notes, at market rates , whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to US$374.6 million, which matured in September 2020.

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

At December 31, 2020, the Bank maintains a CCS which was designated as cash flows hedges of a part of senior notes in U.S dollars subject to exchange rate risk for a notional amount of US$50.0 million, equivalent to S/181.1 million (US$50.0 million equivalent to S/165.7 million, as of December 31, 2019), see note 13(b). By means of the CCS, the cover part of senior notes was economically converted to soles.

(iv)	In June 2020, Credicorp Ltd. issued Senior Notes for approximately US$500.0 million, equivalent to S/1,810.5 million as of December 31, 2020 at fixed interest rate, whose maturity date is on June 17, 2025.

These Senior Notes can redeem the whole or part mainly by the following ways (i) at any time prior to May 17, 2025, make whole or partial call, at Treasury plus 40 basis points, and (ii) at any time on or after May 17, 2025, at par value.

The payment of principal will take place on the due date or when Credicorp Ltd. redeems the notes.

In December 2020, the Group designated as a hedge of a net investment of a foreign operation a portion of these bonds issued for approximately US$135.4 million, equivalent to S/490.3 million, which hedges by the same amount the exposure of the net investment in the subsidiary Atlantic Security Holding Corporation (ASHC), established in Cayman Islands and whose functional currency is the US dollar, see note 34.2(b)(ii). This hedge covers the fluctuation in the exchange rate risk associated with the conversion of the net investment held in ASHC to the Group’s functional currency (Soles).

(v)	In February of 2019, the Bank issued Senior Notes for approximately US$70.0 million, equivalent to S/253.5 million as of December 31, 2020 (US$70.0 million equivalent to S/232.0 million as of December 31, 2019) at variable rate, whose maturity date is on March 5, 2021.

At December 31, 2020, the cash flows of these Senior Notes maintained covered by an IRS designated as cash flows hedge, for a notional amount of US$70.0 million, equivalent to S/253.5 million (US$70.0 million equivalent to S/232.0 million as of December 31, 2019), see note 13(b). By means of the IRS, the note was economically converted to a fixed interest rate.

(vi)	In July of 2019, the Bank issued Senior Notes for approximately JPY5,000.0 million, equivalent to S/175.3 million as of December 31, 2020 (JPY5,000.0 million, equivalent to S/152.5 million as of December 31, 2019) at fixed interest rate, whose maturity date is on August 2, 2021.

At December 31, 2020, the cash flows of the notes issued in yen subject to exchange rate risk have been hedged through a CCS designated as a cash flow hedge, for a notional amount of JPY5,000.0 million, equivalent to S/175.3 million (JPY5,000.0 million, equivalent to S/152.5 million as of December 31, 2019), see note 13(b). By means of the CCS, the note was economically converted to soles.

(vii)	This issue is guaranteed by the future collection of electronic payment orders sent to BCP (including foreign branches) through the Society Worldwide Interbank Financial Telecommunications, through which the correspondent bank uses the network to places orders of payment to beneficiary that is not a financial institution.

(viii)	The Bank as of the year of 2022 will pay a three-month Libor plus 704.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank can redeem the whole or part of the bonds having a penalty of an interest rate equal to the Treasury of United States of América’s rate plus 50 basis points. Also, as of April 25, 2022 or at any date after interest payment, the Bank can redeem all or part of the bonds without penalty. Payment of the principal will take place on the due date of the bonds or when the Bank redeems them.

In July 2020, The Bank repurchased US$294.6 million from the total US$476.1 million outstanding amount of “6.875% Fixed- to-Floating Rate Subordinated Notes due 2026”. Also, the Bank repurchased US$224.9 and exchanged US$200.4 million from the total US$720 million outstanding amount of “6.125% Fixed-to-Floating Rate Subordinated Notes due 2027”

Also, on July 1, 2020, the Bank issued Subordinated Notes under the Medium-Term Bond Program for a total amount of US$850.0 million at a semi-annual coupon rate of 3.125 percent maturing in July 2030 under the name of “3.125% Subordinated Fixed-to-Fixed Rate Notes due 2030 (Callable 2025)”. On July 1, 2025, the Bank may redeem all or part of the notes at a redemption price equal to 100% of the aggregate amount of the principal of the notes to be redeemed. From now on, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (1) 100% of the principal amount of the notes and (2) the sum of the remaining cashflows discounted at a rate equivalent to the US Treasury interest rate plus 45 basis points. The payment of principal will take place on the due date or when the Bank redeems the notes.

(ix)	The Bank as of September 16, 2021, will pay a three-month Libor plus 770.8 basis points. Between the dates of September 16, 2016 and September 15, 2021, the Bank can redeem the whole or part of the bonds, having a penalty of an interest rate equal to the Treasury of United States of America´s rate plus 50 basis point. Also, as of September 16, 2021 or at any time after at the payment of interests, the Bank can redeem the whole or part of the bonds without penalties. The payment of the principal amount will take place on due date or in the redemptions of them.

(x)	At December 31, 2020, the Group maintains an IRS for a notional amount of US$30.0 million, equivalent to S/108.6 million, see note 13(b), which was designated as cash flows hedge of a corporate bond issued in US dollar at a variable rate. By means of the IRS, this bond was economically converted to a fixed interest rate.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2020	2019
	S/(000)	S/(000)
Up to 3 months	291,866	182,365
From 3 months to 1 year	547,325	1,739,358
From 1 to 3 years	3,294,335	1,438,732
From 3 to 5 years	6,714,223	4,863,708
More than 5 years	5,333,819	6,542,685
Total	16,181,568	14,766,848

18	EQUITY

a)	Capital stock -

As of December 31, 2020, 2019 and 2018 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain as of December 31, 2020, 2019 and 2018:

	Number of shares
As of December 31, 2020	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	159,339	159,339
Grupo Crédito	–	32,512	32,512
Pacífico Seguros	–	29,845	29,845
Credicorp Capital Servicios Financieros	–	17,598	17,598
Mibanco	–	14,872	14,872
Atlantic Security Bank	–	11,434	11,434
Prima AFP	–	7,664	7,664
Other minors	–	20,624	20,624
	14,620,846	293,888	14,914,734

	Number of shares
As of December 31, 2019	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	134,169	134,169
Pacífico Seguros	–	29,539	29,539
Credicorp Capital Servicios Financieros	–	13,830	13,830
Mibanco	–	9,060	9,060
Credicorp Perú	–	21,695	21,695
Credicorp Capital limited	–	9,518	9,518
Prima AFP	–	6,397	6,397
Other minors	4,387	22,723	27,110
	14,625,233	246,931	14,872,164

	Number of shares
As of December 31, 2018	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	162,286	162,286
Pacífico Seguros	–	33,794	33,794
Credicorp Capital Servicios Financieros	–	8,546	8,546
Mibanco	–	9,934	9,934
Credicorp Perú	–	13,113	13,113
Prima AFP	–	6,979	6,979
Other minors	1,880	25,896	27,776
	14,622,726	260,548	14,883,274

(*) Corresponds to treasury stock that were granted to employees and senior management, for which they have the right to vote. These stocks are not vested at said dates, see Note 20.

During 2020, 2019 and 2018, the Group purchased 240,151, 129,807 and 133,750 shares of Credicorp Ltd., respectively, for a total of US$44.4 million (equivalent to S/151.9 million), US$31.0 million (equivalent to S/103.2 million) and US$29.3 million (equivalent to a S/95.4 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. As of December 31, 2020, 2019 and 2018, the balance of this reserves amounts approximately to S/6,990.1 million, S/6,236.5 million and S/5,179 million, respectively.

At the Board meetings held on February 27, 2020, February 27, 2019 and February 28, 2018, the decision was made to transfer from “Retained earnings” to “Reserves” S/1,977.1 million, S/1,858.8 million and S/2,933.6 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income (available-for-sale investments under IAS 39, as of December 31, 2017) and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2018	431,711	853,747	(32,781)	–	(16,041)	1,236,636
Increase (decrease) in net unrealized gains on investments	20,840	(583,385)	–	–	–	(562,545)
Transfer of net realized gains on investments to profit or loss	–	(38,983)	–	–	–	(38,983)
Transfer of the impairment credit loss on investments to profit or loss, Note 24	–	(1,909)	–	–	–	(1,909)
Change in net unrealized gain on cash flow hedges derivatives	–	–	73,263	–	–	73,263
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(43,643)	–	–	(43,643)
Foreign exchange translation	–	–	–	–	45,634	45,634
Balance as of December 31, 2018	452,551	229,470	(3,161)	–	29,593	708,453
Increase in net unrealized gains on investments	97,514	606,276	–	–	–	703,790
Transfer of net realized loss on investments to profit or loss	–	420,987	–	–	–	420,987
Transfer of recovery of credit loss of investments to profit or loss, Note 24	–	(745)	–	–	–	(745)
Change in net unrealized gain on cash flow hedges derivatives	–	–	(62,002)	–	–	(62,002)
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	35,059	–	–	35,059
Other reserves	–	–	–	(658,491)	–	(658,491)
Foreign exchange translation	–	–	–	–	(58,862)	(58,862)
Balance as of December 31, 2019	550,065	1,255,988	(30,104)	(658,491)	(29,269)	1,088,189
Increase in net unrealized gains on investments	76,849	196,152	–	–	–	273,001
Transfer of net realized loss on investments to profit or loss	–	440,416	–	–	–	440,416
Transfer of recovery of credit loss of investments to profit or loss, Note 24	–	52,263	–	–	–	52,263
Change in net unrealized loss on cash flow hedges derivatives	–	–	(68,001)	–	–	(68,001)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	–	–	55,784	–	–	55,784
Other reserves	–	–	–	(234,107)	–	(234,107)
Foreign exchange translation	–	–	–	–	259,572	259,572
Net movement in hedges of net investments in foreign businesses	–	–	–	–	(1,219)	(1,219)
Balance as of December 31, 2020	626,914	1,944,819	(42,321)	(892,598)	229,084	1,865,898

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods
Net unrealized (gain) loss	196,152	606,276	(583,385)
Transfer of net realized loss (gain) to profit or loss	440,416	420,987	(38,983)
Transfer of recovery of credit loss to profit or loss	52,263	(745)	(1,909)
Sub total	688,831	1,026,518	(624,277)
Non-controlling interest	13,814	16,082	(6,397)
Income tax	11,717	22,259	(11,831)
	714,362	1,064,859	(642,505)

Cash flow hedge:
Net (losses) gains on cash flow hedges	(68,001)	(62,002)	73,263
Transfer of net realized losses (gains) on cash flow hedges derivatives to profit or loss	55,784	35,059	(43,643)
Sub total	(12,217)	(26,943)	29,620
Non-controlling interest	(252)	(618)	679
Income tax	(3,933)	(10,290)	10,942
	(16,402)	(37,851)	41,241

Other reserves:
Insurances reserves	(234,107)	(658,491)	–
Non-controlling interest	(2,867)	(8,065)	–
Income tax	(26,846)	–	–
	(263,820)	(666,556)	–

Foreign exchange traslation:
Exchange gains or losses	259,572	(58,862)	45,634
Net movement in hedges of net investments in foreign businesses	(1,219)	–	–
Sub total	258,353	(58,862)	45,634
Non-controlling interest	(1,301)	539	21
	257,052	(58,323)	45,655
Not to be reclassified to the consolidated statement of income in later periods:
Equity instruments at fair value through other comprehensive income -
Net unrealized gains	76,849	97,514	20,840
Non-controlling interest	(165)	(3)	(37)
Income tax	(3,414)	(5,999)	168
	73,270	91,512	20,971
Attributable to:
Credicorp’s equity holders	777,709	379,736	(528,183)
Non-controlling interest	9,229	7,935	(5,734)
	786,938	387,671	(533,917)

e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors :

	2020	2019	2018
Date of Meeting - Board of Directors	27.02.2020	27.02.2019	28.02.2018
Dividends distribution, net of treasury shares effect (in thousands of soles)	2,392,844	1,595,229	1,130,427
Payment of dividends per share (in soles)	30.0000	20.0000	14.1726
Date of dividends payout	08.05.2020	10.05.2019	11.05.2018
Exchange rate published by the SBS	3.4081	3.3150	3.2929
Dividends payout (equivalent in thousands of US$)	702,105	481,215	343,292

In the Board of Directors held in September 25, 2019, they agreed an additional dividend payment, net of the effect of treasury stock, for approximately S/638.1 million from the retain earnings and reserves. Said dividends have been paid in November 22, 2019.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2020, 2019 and 2018 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

As of December 31, 2020 and 2019, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/28,969.3 million and S/25,732 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/7,973.9 million and S/4,151.6 million, respectively, the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Peru as of December 31, 2020, 2019 and 2018 was 29.5 percent of the taxable income after calculating the worker’s participation, which is determined using a rate of 5.0 percent.

Through Legislative Decree No. 1471 issued under the scope of Law No. 31011, a rule that delegated various legislative powers to the Executive Branch and in force as of April 30, 2020, it is exceptionally provided that taxpayers who generate business income may alternatively to the procedure described in article 85° of the Income Tax Law, choose to modify or suspend their payments on account for the months of April, May, June and/or July of the taxable year 2020 in order to assist with the economic reactivation as a result of the Coronavirus pandemic.

As a procedure, it was established that the net income obtained in each month 2020 should be compared with those obtained in the same month of the year 2019. In this sense, the following scenarios and effects of such comparison could occur:

- If they decrease by more than 30%, the suspension is applied.

- If they decrease up to 30%, it will be multiplied by a factor of 0.5846.

In this regard, Banco de Crédito del Perú accepted the modification of the coefficient of the payment on account for the months of April, May and July of 2020 due to the decrease in its net income compared to the previous year, in 8.17%, 23.97% and 15.19%, respectively.

Likewise, Mibanco accepted the modification of the coefficient of payment on account for the months of May, June and July 2020 due to the decrease in its net income compared to the previous year, by 11.57%, 8.73 and 21.95%, respectively.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2020, 2019 and 2018. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent.

In the case of Chile, for the period 2019 and 2018 there were two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all their Subsidiaries was taxed under the partially integrated regime, whose first category income tax rate for domiciled legal entities was 27.0 percent for both periods.

With the change in tax legislation of Chile in 2020, two new regimes currently in force are established: the general regime and the Pro-SME regime, for smaller companies. Credicorp Capital Holding Chile, like all its subsidiaries, is taxed under the general tax regime, whose first category income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2020 and for future periods.

On the other hand, individuals or legal entities not domiciled in Chile will be subject to a tax called “Additional income tax” whose rates are between 4.0 percent and 35.0 percent, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, the income tax rate for 2018 was 33.0 percent on taxable income, plus a 4.0 percent surcharge for all entities (whose tax base is taxable income minus $800.0 million of Colombian pesos). For the year of 2019, under the law called “Financing Law” N° 1943 dated December 28, 2018, the income tax rate of 33.0 percent was established without surcharge for all entities. For the year of 2020, under the law N° 2010 issued on December 27, 2019, the tax rates are as follows:

Taxable year	Rate	Additional rate (surcharge) (*)
2020	32	4
2021	31	3
2022	30	3
As of 2023	30	–

(*)	The additional rate (surcharge) will be applicable only to financial entities, that in the corresponding taxable year have a taxable income equal or greater than 120,000 Tax Value Unit (“UVT” from its Spanish acronym), which as of December 31, 2020 is equivalent to a total of S/4.5 million; in that sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Banco de la Microempresa de Colombia (before Banco Compartir) must pay the income tax taking into account the aforementioned.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2020, 2019 and 2018, no taxable income was generated from the operations in the United States of America.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2020		2019		2018
	In millions	%	In millions	%	In millions	%
Theoretical tax and income tax rate in Perú	(66.1)	(29.50)	(1,764.0)	(29.50)	(1,649.8)	(29.50)
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) due to the profit of subsidiaries not domiciled in Perú	50.1	22.36	49.9	–	41.9	–
(ii) Provision tax on dividends	(44.6)	(19.91)	(142.7)	–	(46.8)	–
(iii) Non-taxable income, net	117.3	52.32	233.8	3.91	133.7	2.39
(iv) Change in estimate of deferred tax rate, net (Banco de Crédito de Bolivia)	53.3	23.80	–	–	–	–
Income tax and effective income tax rate	110.0	49.06	(1,623.0)	(25.59)	(1,521.0)	(27.11)

b)	Income tax expense for the years ended December 31, 2020, 2019 and 2018 comprises:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Current -
In Peru	926,361	1,469,497	1,315,896
In other countries	110,973	206,120	113,912
	1,037,334	1,675,617	1,429,808

Deferred -
In Peru	(927,130)	(30,862)	87,952
In other countries	(220,181)	(21,573)	3,149
	(1,147,311)	(52,435)	91,101
Total	(109,977)	1,623,182	1,520,909

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

The variation in the income tax expense and the deferred is mainly due to the increase in pproximately S/725.0 million as of December 31, 2020 because of the increase of the allowance of loan losses. Also, the increased of the recognition of a lower deduction for S/68.0 million as of December 31, 2020 in relation to intangible assets since there is a lower number of activated projects at the end of said period.

c)	The following table presents a summary of the Group’s deferred income tax:

	2020	2019
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	1,738,240	699,970
Freezing credits (zero rate) and FAE funds	45,317	–
Provision for profit sharing	40,648	57,351
Carry forward tax losses	34,972	4,773
Provision for pending vacations	25,994	24,378
Provision for sundry expenses and risks	24,972	35,056
Depreciation of improvements for leased premises	24,945	19,005
Provision of interest on overdue refinanced loans	24,254	–
Unrealized losses due to valuation of investments at fair value through other comprehensive income	21,062	632
Provision of Stock awards	15,325	2,233
Unrealized loss in valuation on cash flow hedge derivatives	999	14,992
Others	83,717	50,403

Deferred liability
Intangibles, net	(219,980)	(223,101)
Buildings depreciation	(65,052)	(66,818)
Adjustment for difference in exchange of SUNAT and SBS	(28,424)	(30,846)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(28,377)	(12,387)
Deferred acquisitions costs - DAC	(14,705)	(17,578)
Unrealized gain from valuation of fair value hedging derivatives	(13,714)	(9,451)
Buildings revaluation	(4,234)	(4,795)
Unrealized gain in valuation on cash flow hedge derivatives	(3,974)	(2,021)
Fluctuation of the fair value of the covered bonds	(1,707)	(7,971)
Others	(6,623)	(12,977)
Total	1,693,655	520,848

	2020	2019
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Unrealized losses due to valuation of investments at fair value through other comprehensive income	20,488	6,229
Carry forward tax losses	19,443	14,309
Provision for sundry expenses and risks	18,634	5,313
Deferred income due to commission	9,021	8,138
Allowance for loan losses for insurance	–	6,945
Provision for profit sharing	4,041	8,562
Others	21,514	19,351

Deferred liability
Intangibles, net	(41,491)	(50,048)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(36,796)	(34,054)
Deferred acquisitions costs - DAC	(26,616)	(27,925)
Technical reserves for premiums	–	(23,180)
Catastrophic insurance reserve	(10,682)	(9,776)
Leasing operations related to loans	(3,595)	(3,810)
Buildings revaluation	(3,558)	(3,463)
Others	(36,417)	(11,280)
Total	(105,529)	(134,204)

As of December 31, 2020 and 2019, the Group has recorded a deferred liability of deferred income tax of S/26.6 million for both periods corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

As of December 31, 2018, the Group has recorded a deferred liability of deferred income tax of S/ 5.3 million, corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016 to 2020
Mibanco, Banco de la Microempresa S.A.	2016 to 2020
Prima AFP S.A	2016 to 2020
Pacífico Compañía de Seguros y Reaseguros	2017 to 2020
Pacífico Peruano Suiza	2017

On September 11, 2019 and December 12, 2019, the Tax Authority began the audit process of the affidavit of income tax of the third category of the periods 2014 and 2015, respectively, of Banco de Crédito del Perú, a process that is still in process. Likewise, on December 10, 2019, the Tax Administration notified the Determination resolution, thus ending the inspection process of the declaration of the Income tax for fiscal year 2013 in which a lower income tax payment was determined rent.

It is important to mentioned that the Peruvian Tax Authority is auditing the Income Tax declaration of 2015 of Mibanco and the Income Tax declaration of 2016 of Pacifico Compañía de Seguros y Reaseguros and Pacífico Vida.

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

Banco de Crédito de Bolivia	2012, 2014, 2015 to 2020
Credicorp Capital Colombia	2016, 2017, 2018 to 2020
Credicorp Capital Holding Chile	2020

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2020 and 2019.

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

As of December 31, 2020, 2019 and 2018, the Group has granted 176,212, 116,594 and 119,840 Credicorp shares, of which 293,888, 246,931 and 260,548 shares not vested as of December 31, 2020, 2019 and 2018, respectively. During those years, the recorded expense amounted to approximately S/ 103.6 million, S/ 120.1 million and S/ 106.9 million, respectively, see Note 27.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Contingent credits – indirect loans (b)
Guarantees and standby letters	18,562,120	18,894,456
Import and export letters of credit	2,411,690	2,186,579
Sub-total, Note 7(b)	20,973,810	21,081,035

Responsibilities under credit line agreements (c)	86,074,859	75,615,563
Total	107,048,669	96,696,598

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in note 13(b).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

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

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

22	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	10,027,834	10,664,519	10,041,097
Interest on investments at fair value through other comprehensive income	1,097,952	1,070,469	954,288
Interest on investments at amortized cost	226,516	194,803	211,102
Interest on due from banks (*)	74,813	320,713	159,381
Interest on investments at fair value through profit or loss	47,696	46,170	87,409
Dividends received	25,603	25,259	24,390
Other interest and similar income	47,234	59,731	44,967
Total	11,547,648	12,381,664	11,522,634

Interest and similar expense
Interest on deposits and obligations	(1,188,335)	(1,458,910)	(1,202,025)
Interest on bonds and notes issued	(883,913)	(900,172)	(911,006)
Interest on due to banks and correspondents	(557,141)	(590,908)	(623,001)
Deposit Insurance Fund	(183,132)	(151,626)	(140,184)
Interest on lease liabilities	(32,295)	(36,484)	-
Other interest and similar expense	(131,490)	(151,813)	(157,313)
Total	(2,976,306)	(3,289,913)	(3,033,529)

(*) As of December 31, 2020, the item suffered a decrease that is mainly due to a significant drop in the interest rate paid by the BCR to the ordinary reserve accounts. See note 4.

23	COMMISSIONS AND FEES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Maintenance of accounts, transfers and credit and debit card services	1,125,432	1,326,344	1,214,365
Funds and equity management	684,308	676,456	644,038
Contingent loans and foreign trade fees	372,586	372,647	360,798
Commissions for banking services	263,298	282,593	270,784
Collection services	90,456	131,502	234,754
Commissions for consulting and technical studies	57,949	84,725	76,557
Penalty commissions	53,859	84,757	71,049
Commissions for salary advance and payment of services	34,766	49,998	50,456
Brokerage, securities and custody services	35,565	95,207	108,333
Others (i)	194,559	128,552	95,723
Total	2,912,778	3,232,781	3,126,857

The main variations in the commissions and fees corresponding the period 2020 compared to the period 2019 are mainly due to lower numbers of banking operations as a product of less dynamism of the economy as a consequence of the COVID-19, see Note 2(b).

(i) The increase corresponds mainly to the S/47,676M increase in revenue in the Recharge and Paypal businesses.

24	NET GAIN ON SECURITIES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Net gain on investments at fair value through other comprehensive income	291,944	317,862	135,253
Net gain in associates (i)	64,672	79,844	72,254
Net gain on financial assets at fair value through profit or loss (ii)	221,060	147,582	33,333
(Provision) recovery of credit loss for investments at fair value through other comprehensive income (iii), Note 6(b)	(52,263)	745	1,909
Others	(2,331)	781	80
Total	523,082	546,814	242,829

(i)	It mainly includes the gain of its associated “Entidad Prestadora de Salud” for approximately S/60.0 million during the year 2020 (S/53.6 million during the year 2019).

(ii)	The variation is due to the result obtained mainly from the following subsidiaries:

-	Atlantic Security Bank (ASB) obtained a net profit for approximately S/141.7 million, which corresponds mainly to the unrealized profit from the Royalty Pharma plc’s shares (see Note 6(a)(v)) (during 2019, net profit for approximately S/51.2 million).

-	Credicorp Capital Colombia S.A. obtained a net profit for approximately S/93.1 million (during 2019, net profit for approximately S/32.0 million).

-	Atlantic Security Private Equity General Partner obtained a net loss for approximately S/47.0 million corresponding to unrealized losses from the Carlyle Peru Fund L.P. investment funds (during 2019, net profit for approximately S/13.1 million).

-	Banco de Crédito del Perú obtained a net loss for approximately S/18.4 million, mainly due to realized losses (during 2019, net profit for approximately S/1.1 million).

(iii)	The balance includes provisions recorded mainly by the following subsidiaries during 2020: (i) S/28.8 million by Pacífico Seguros, mainly from securitization instruments issued by Compañía de Turismo La Paz S.A.C. and Peruvian corporate bonds issued by Rutas de Lima S.A.C., (ii) S/10.7 million by Banco de Crédito del Perú, mainly from Peruvian corporate bonds from the mining sector, and (iii) S/8.9 million by Banco de Crédito de Bolivia (BCB). The higher provision compared to year 2019 is mainly due to the impact of COVID-19. See more details of the impact of COVID-19 in Note 2(b).

25	NET PREMIUMS EARNED

a)	This item consists of the following:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss, Note 8	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Life insurance	2,036,713	(754,480)	1,282,233	(115,347)	115,627	1,282,513
Health insurance	584,068	(22,366)	561,702	(12,309)	–	549,393
General insurance	1,021,136	(4,614)	1,016,522	(420,368)	–	596,154
Total	3,641,917	(781,460)	2,860,457	(548,024)	115,627	2,428,060

2019
Life insurance	1,984,279	(738,421)	1,245,858	(119,310)	93,664	1,220,212
Health insurance	571,006	(22,843)	548,163	(12,828)	–	535,335
General insurance	1,051,489	14,229	1,065,718	(427,022)	–	638,696
Total	3,606,774	(747,035)	2,859,739	(559,160)	93,664	2,394,243

2018
Life insurance	1,821,867	(677,708)	1,144,159	(116,043)	(53,935)	974,181
Health insurance	554,517	(18,383)	536,134	(10,257)	–	525,877
General insurance	984,820	(52,051)	932,769	(371,346)	–	561,423
Total	3,361,204	(748,142)	2,613,062	(497,646)	(53,935)	2,061,481

(*)	This item includes earned premiums, reinsurance premiums accepted and coinsurance premiums accepted and received.

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(244,112)	(254,839)	(243,427)
Premiums ceded for facultative contracts, Note 9(b)	(327,098)	(289,386)	(288,928)
Annual variation of reserve risk in progress of premiums ceded, Note 9(b)	23,186	(14,935)	34,709
	(548,024)	(559,160)	(497,646)

b)	Gross written premiums by insurance type are described below:

	2020		2019		2018
	S/(000)	%	S/(000)	%	S/(000)	%
Life insurance (i)	1,282,233	44.83	1,245,858	43.57	1,144,159	43.79
Health insurance (ii)	561,702	19.64	548,163	19.17	536,134	20.53
General insurance (iii)	1,016,522	35.53	1,065,718	37.26	932,769	35.68
Total	2,860,457	100.00	2,859,739	100.00	2,613,062	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2020		2019		2018
	S/(000)	%	S/(000)	%	S/(000)	%
Credit life	582,064	45.39	536,091	43.03	507,496	44.36
Disability and survival (*)	458,653	35.77	470,066	37.73	272,144	23.79
Individual life (**)	46,391	3.62	60,705	4.87	203,662	17.80
Group life	129,315	10.09	128,656	10.33	113,273	9.90
Annuities	65,810	5.13	50,340	4.04	47,584	4.15
Total	1,282,233	100.00	1,245,858	100.00	1,144,159	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Health insurance gross written premiums after adjustments include medical assistance which amounts to S/ 483.1 million as of December 31, 2020 (S/ 464.7 and S/ 420.5 million as of December 31, 2019 and 2018, respectively) and represents 86.01 percent of this line of business as of December 31, 2020 ( 84.78 and 78.44 percent as of December 31, 2019 and 2018,respectively).

(iii)	General insurance gross written premiums consist of the following:

	2020		2019		2018
	S/(000)%		S/(000)%		S/(000)%
Automobile	339,306	33.38	357,796	33.57	340,236	36.48
Fire and allied lines	271,380	26.70	293,392	27.53	248,832	26.68
Theft and robbery	88,751	8.73	110,395	10.36	91,369	9.80
Technical lines (*)	59,370	5.84	70,364	6.60	64,141	6.88
Third party liability	62,080	6.11	50,024	4.69	49,421	5.30
Transport	42,758	4.21	44,368	4.16	49,441	5.30
SOAT (Mandatory automobile line)	32,934	3.24	41,068	3.85	32,015	3.43
Marine Hull	23,091	2.27	27,005	2.53	27,394	2.94
Aviation	37,366	3.68	42,191	3.96	16,173	1.73
Others	59,486	5.84	29,115	2.75	13,747	1.46
Total	1,016,522	100.00	1,065,718	100.00	932,769	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

26	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	1,383,344	326,183	281,627	1,991,154
Ceded claims, Note 9(b)	(138,573)	(131,444)	(13,024)	(283,041)
Net insurance claims	1,244,771	194,739	268,603	1,708,113

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	1,001,671	524,142	326,980	1,852,793
Ceded claims, Note 9(b)	(100,432)	(208,761)	(12,182)	(321,375)
Net insurance claims	901,239	315,381	314,798	1,531,418

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims	737,982	535,003	307,182	1,580,167
Ceded claims, Note 9(b)	(101,115)	(257,072)	(9,782)	(367,969)
Net insurance claims	636,867	277,931	297,400	1,212,198

As of December 31, 2020 the net insurances claims for general insurance had a reduction mainly because of confinement dictated by the Government in the previous months of the year of 2020, see Note 2(b). Among the most affected branches are vehicle insurance, Mandatory Traffic Accident Insurance (“SOAT” by its acronym in Spanish) and personal accidents. Likewise, the increase in net insurances claims for Life Insurances was mainly due to the impact of COVID-19.

27	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Salaries	1,959,399	1,816,939	1,738,913
Vacations, medical assistance and others	286,129	360,334	336,609
Bonuses	271,712	264,171	248,704
Social security	209,782	200,935	184,489
Additional participation	165,859	243,787	233,146
Workers’ profit sharing	164,716	252,850	228,786
Severance indemnities	151,725	151,945	142,363
Share-based payment plans	103,632	120,062	106,865
Total	3,312,954	3,411,023	3,219,875

28	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Repair and maintenance	417,286	328,875	301,893
Publicity	348,987	380,147	336,203
Taxes and contributions	266,704	291,621	244,400
Consulting and professional fees	214,012	261,144	223,239
Transport and communications	159,556	168,237	176,623
IBM services expenses	146,874	106,102	140,909
Comissions by agents	85,852	84,641	66,775
Lease (*)	74,016	71,581	226,388
Sundry supplies	67,537	74,550	55,176
Security and protection	64,439	66,424	68,691
Electricity and water	51,649	54,952	54,669
Subscriptions and quotes	49,212	44,523	41,150
Insurance	46,047	30,873	24,674
Electronic processing	36,920	28,217	24,928
Cleaning	22,900	21,445	21,903
Audit Services	7,256	6,245	7,165
Services by third-party and others (**)	326,861	341,540	303,043
Total	2,386,108	2,361,117	2,317,829

(*)	During the year of 2020 and 2019, the amount corresponds principally to short-term leases and of low value and variable rent, which are recognized in the consolidated statement of income according to the provisions of IFRS 16 “Leases” (During the year 2018, amounts corresponded to all leases recognized in accordance with IAS 17 “Leases”).

(**)	The balance is mainly made up of outsourcing, digitization and archiving services, appraisal, representation among other concepts.

29	OTHER INCOME AND EXPENSES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Other income
Rental income	37,882	37,847	35,941
Revenue from sale of loan portfolio (i)	28,728	75,800	26,616
Net income from the sale of property, furniture and equipment	8,523	16,869	54,952
Income from resolution of IFRS 16 contracts	8,273	–	–
Recoveries of other accounts receivable and other assets	1,137	13,796	79
Net gain from sale of adjudicated assets	728	–	–
Net income from the sale of investment properties	–	23,629	12,541
Others (ii)	201,710	176,288	143,753
Total other income	286,981	344,229	273,882

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Other expenses
Provision for sundry risks, Note 13(f)	140,897	27,272	42,236
Donations (iii)	128,884	10,378	10,550
Various operating expenses (iv)	106,776	–	–
Losses due to operational risk	54,818	29,878	46,528
Association in participation	52,020	22,636	14,526
Provision for other accounts receivable	51,517	8,059	7,174
Intangible losses due to withdrawals and dismissed projects	40,342	22,492	–
Expenses on improvements in building for rent	25,773	30,721	36,551
Administrative and tax penalties	3,029	2,659	4,301
Net loss from sale of adjudicated assets	–	9,617	3,411
Loss on sale of investment properties	1,328	–	–
Others (v)	152,684	104,757	74,670
Total other expenses	758,068	268,469	239,947

(i)	Income from portfolio sale is mainly explained by the sale of the judicial portfolio in the form of transfer of rights to Deutsche Bank AG/SPVI S.A. for S/25.9 million and sale of a written-off portfolio to Conecta CNS S.A for S/1.9 million and JS Ornamental Peruvian Fish EIRL for S/0.6 million, among other minor ones. (Income from portfolio sale is mainly explained by the sale of judicial portfolio for S/19.2 million with GS Perú Loans Holdings LTD and S/3.8 million with Administradora del Comercio SA and written off portfolio for S/27.7 million with System Cobro Perú SAC , Four Capital SAC for S/10.0 million, Empresa de Recaudación SAC for S/4.8 million, among other minor ones, as of December 31, 2019).

(ii)	The balance is mainly made up of income due to penalties for breach of contract, commissions for recovery in civil and judicial processes of personal credit products and credit cards; also collection of commissions for relocation, vehicle taxes, property, fines and infractions to customers of the Leasing product.

(iii)	As of December 31, 2020, the Group has made donations mainly through its subsidiaries BCP and MiBanco, a donation of S / 100.0 million was the fundraising campaign called “#YoMeSumo” by BCP and S/ 10.0 million a donation from MiBanco, in both cases, to raise funds for the poorest families affected by COVID19.

(iv)	It corresponds to the expenses incurred by the health emergency such as safety equipment, mobility vouchers, medical expenses, food, rapid tests, temperature measurement, among others.

(v)	The increase corresponds mainly to expenses for write-offs of unrecovered accounts receivable related to tax works, expenses for closing agencies, litigation and customer claims, among other minor expenses.

30	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2020	2019	2018
Net income attributable to equity holders of Credicorp (in thousands of Soles)	346,894	4,265,304	3,983,865

Number of stock
Ordinary stock, note 18(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,872,164)	(14,883,274)	(14,902,008)
Acquisition of treasury stock, net	(99,716)	(9,737)	(3,015)
Weighted average number of ordinary shares for basic earnings	79,410,437	79,489,306	79,477,294
Plus - dilution effect - stock awards	212,438	194,213	209,128
Weighted average number of ordinary shares adjusted for the effect of dilution	79,622,875	79,683,519	79,686,422

Basic earnings per share (in Soles)	4.37	53.66	50.13
Diluted earnings per share (in Soles)	4.36	53.53	49.99

31	OPERATING SEGMENTS

In the Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking –

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

b)	Insurance and Pensions –

-	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance –

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A. and Mibanco – Banco de la Microempresa de Colombia S.A.

d)	Investment Banking and Wealth Management –

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

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 per cent or more of the total income of the Group at December 31, 2020, 2019 and 2018.

(i)	The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2020, 2019 and 2018:

	Income (*)
2020	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,775	412	6,092	2,795	(4,637)	(428)	(51)	619	464	180,766	164,632
Banco de Crédito de Bolivia	773	7	330	103	(252)	(23)	139	(74)	16	12,472	11,781
Insurance and Pension funds
Pacífico Seguros y subsidiarias	3,211	57	526	602	–	(59)	(2)	195	49	16,025	13,039
Prima AFP	389	2	(8)	388	–	(21)	(67)	148	7	1,108	408
Microfinance
Mibanco	1,972	–	1,550	24	(1,118)	(86)	142	(379)	51	15,649	13,540
Mibanco Colombia (****)	238	–	165	28	(75)	(14)	19	(51)	13	1,208	993
Investment Banking and Wealth Management	1,102	31	70	920	–	(35)	(34)	(78)	29	11,715	9,995
Other segments	(78)	16	431	(96)	2	(4)	(36)	(46)	4	3,484	2,531
Eliminations	–	–	(585)	–	–	–	–	–	–	(5,021)	(4,958)
Total consolidated	18,382	525	8,571	4,764	(6,080)	(670)	110	334	633	237,406	211,961

	Income (*)
2019	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,750	345	6,245	3,632	(1,558)	(413)	(1,160)	3,239	349	139,832	123,040
Banco de Crédito de Bolivia	736	4	329	117	(61)	(19)	(43)	79	16	10,481	9,744
Insurance and Pension funds
Pacífico Seguros y subsidiarias	3,224	23	493	346	–	(58)	(6)	381	45	13,785	10,964
Prima AFP	457	3	(1)	457	–	(20)	(85)	197	8	909	211
Microfinance
Mibanco	2,408	126	1,901	62	(472)	(87)	(168)	401	60	13,576	11,489
Mibanco Colombia (****)	18	–	13	2	(2)	(1)	1	(2)	1	1,028	888
Edyficar S.A.S. (****)	50	–	43	2	(6)	(1)	(3)	5	1	141	80
Investment Banking and Wealth Management	968	6	69	885	–	(22)	(16)	230	236	9,423	7,950
Other segments	63	100	443	561	(1)	(3)	(143)	(178)	87	2,998	992
Eliminations	–	–	(443)	(669)	–	–	–	–	–	(4,314)	(4,245)
Total consolidated	19,674	607	9,092	5,395	(2,100)	(624)	(1,623)	4,352	803	187,859	161,113

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.

(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.

(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia. See more detail in note 2 (a).

	Income (*)
2018	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,757	381	5,616	3,275	(1,265)	(277)	(1,137)	2,927	397	132,880	117,803
Banco de Crédito de Bolivia	686	4	309	124	(55)	(12)	(45)	78	45	9,957	9,266
Insurance and Pension funds
Pacífico Seguros y subsidiarias	2,700	21	446	667	–	(51)	(4)	353	85	12,224	9,591
Prima AFP	371	2	–	371	–	(18)	(58)	140	9	875	241
Microfinance
Mibanco	2,468	88	1,956	156	(491)	(49)	(193)	462	50	13,220	11,322
Edyficar S.A.S. (****)	44	–	40	1	(4)	–	(4)	5	–	119	62
Investment Banking and Wealth Management	886	(14)	98	634	–	(21)	(29)	146	8	9,665	8,190
Other segments	83	97	33	106	–	(1)	(51)	(40)	7	2,862	950
Eliminations	–	–	(9)	(454)	–	–	–	–	–	(4,539)	(4,428)
Total consolidated	17,995	579	8,489	4,880	(1,815)	(429)	(1,521)	4,071	601	177,263	152,997

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.

(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.

(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia. See more detail in note 2 (a).

(ii)	The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, at December 31, 2020, 2019 and 2018:

	2020				2019				2018
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	16,452	8,413	3,825	187,291	17,990	9,105	3,925	142,161	16,472	8,474	3,145	135,422
Bermuda	(14)	(22)	134	1,930	13	10	117	266	13	14	88	169
Panama	18	–	–	491	–	–	–	–	2	–	–	–
Cayman Islands	340	39	32	6,913	354	88	20	5,008	285	134	3	5,465
Bolivia	853	357	101	11,870	809	368	93	9,815	750	344	78	9,317
Colombia	566	144	451	2,607	356	21	432	2,769	314	(2)	138	1,823
United States of America	33	–	3	6	10	(1)	3	6	6	–	–	2
Chile	134	(2)	171	853	142	(2)	209	1,088	153	(6)	84	799
Total consolidado	18,382	8,929	4,717	211,961	19,674	9,589	4,799	161,113	17,995	8,958	3,536	152,997

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.

(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.

(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.

32	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2020 and 2019 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions with related parties as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
Statement of financial position -
Direct loans	1,909,516	1,657,206
Investments (*)	1,165,661	935,286
Deposits (**)	(1,582,412)	(751,990)
Derivatives at fair value	4,408	4,984

(*)	The balance includes mainly S/167.1 million of shares and S/200.3 million of bonds issued by Alicorp S.A.A., S/153.0 million of bonds issued by Cementos Pacasmayo S.A., and S/280.8 million of shares of Inversiones Centenario. The increase in the balance corresponds mainly to the acquisition of corporate bonds issued by Alicorp S.A.

(**)	It corresponds to deposits of legal and natural persons. The increase corresponds mainly to higher deposits from related companies Inversiones Piuranas, Inversiones Centenario and Cementos Pacasmayo among other variations.

	2020	2019
	S/(000)	S/(000)
Statement of income
Interest income related to loans	57,373	28,477
Interest expenses related to deposits	(17,212)	(10,377)
Other income	24,411	9,698

Off-balance sheet
Indirect loans	431,089	373,865

The increase of the direct loans and accrued interest on loans is mainly due to loan Effective Credits awarded made between May and December 2020. Likewise, the increase in deposits and interest expenses increased in the same proportion as a result of the entities maintaining the loans received as demand deposits.

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2020 and 2019, direct loans to related companies are secured by collateral, had maturities between January 2021 an March 2036, at an annual soles average interest rate of 5.33 percent and at an annual foreign currency average interest rate of 4.45 percent (as of December 31, 2019, maturities where between January 2020 and December 2028, and the annual soles average interest rate was 6.21 percent and the annual foreign currency average interest rate was 5.70 percent). Also, as of December 31, 2020 and December 31, 2019, the Group maintains an allowance for loan losses for related parties amounting to S/9.1 million and S/12.6 million, respectively.

d)	At December 31, 2020 and 2019, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2020 and 2019, direct loans to employees, directors, key management and family members amounted to S/1,062.1 million and S/1,003.2 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2020 and 2019 was as follows:

	2020	2019
	S/(000)	S/(000)
Director’s compensation	6,106	6,766
Senior Management Compensation:
Remuneration	32,396	32,218
Stock awards vested	22,756	27,157
Total	61,258	66,141

f)	At December 31, 2020 and 2019 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2020	2019
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars (*)	427,012	38,149
Bolivianos	138,887	126,722
Soles	553,947	59,934
Colombian pesos	67,284	17,475
Chilean pesos	1,522	6,765
Total	1,188,652	249,045

Restricted mutual funds, Note 6(a)(iv)	436,881	460,086

(*)	The increase in the balance corresponds mainly to the purchase of new participations in mutual funds. See Note 6(a)(iii).

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2020 and 2019:

	2020						2019
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	–	–	–	–	36,752,994	36,752,994	–	–	–	–	25,986,762	25,986,762
Guarantee funds, reverse repurchase agreements and securities borrowings	–	–	–	–	2,394,302	2,394,302	–	–	–	–	4,288,524	4,288,524
At fair value through profit or loss	6,467,471	–	–	–	–	6,467,471	3,850,762	–	–	–	–	3,850,762
Investments at fair value through other comprehensive income, Note 6(b)	–	–	43,241,339	502,550	–	43,743,889	–	–	25,623,934	578,789	–	26,202,723
Amortized cost investments	–	–	–	–	4,962,382	4,962,382	–	–	–	–	3,477,046	3,477,046
Loans, net	–	–	–	–	127,761,125	127,761,125	–	–	–	–	110,485,717	110,485,717
Financial assets designated at fair value through profit or loss	–	823,270	–	–	–	823,270	–	620,544	–	–	–	620,544
Premiums and other policies receivable	–	–	–	–	937,223	937,223	–	–	–	–	838,731	838,731
Accounts receivable from reinsurers and coinsurers	–	–	–	–	919,419	919,419	–	–	–	–	791,704	791,704
Due from customers on acceptances	–	–	–	–	455,343	455,343	–	–	–	–	535,222	535,222
Other assets, Note 13(a)	1,214,497	–	–	–	1,823,556	3,038,053	1,092,107	–	–	–	1,700,861	2,792,968
	7,681,968	823,270	43,241,339	502,550	176,006,344	228,255,471	4,942,869	620,544	25,623,934	578,789	148,104,567	179,870,703

Liabilities

Deposits and obligations	–	–	–	–	142,365,502	142,365,502	–	–	–	–	112,005,385	112,005,385
Payables from repurchase agreements and securities lending	–	–	–	–	27,923,617	27,923,617	–	–	–	–	7,678,016	7,678,016
Due to banks and correspondents	–	–	–	–	5,978,257	5,978,257	–	–	–	–	8,841,732	8,841,732
Bankers’ acceptances outstanding	–	–	–	–	455,343	455,343	–	–	–	–	535,222	535,222
Accounts payable to reinsurers and coinsurers	–	–	–	–	338,446	338,446	–	–	–	–	216,734	216,734
Lease liabilities	–	–	–	–	750,578	750,578	–	–	–	–	847,504	847,504
Financial liabilities at fair value through profit or loss	561,602	–	–	–	–	561,602	493,700	–	–	–	–	493,700
Bonds and notes issued	–	–	–	–	16,319,407	16,319,407	–	–	–	–	14,946,363	14,946,363
Other liabilities, Note 13(a)	1,205,213	–	–	–	3,273,754	4,478,967	1,040,282	–	–	–	3,206,544	4,246,826
	1,766,815	–	–	–	197,404,904	199,171,719	1,533,982	–	–	–	148,277,500	149,811,482

34	FINANCIAL RISK MANAGEMENT

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

Credicorp Board of Directors –

The Credicorp Board of Directors is responsible for the overall approach to risk management of Credicorp Ltd., including the approval of its appetite for risk.

Likewise; take knowledge of the level of compliance of the appetite and the level of risk exposure, as well as the relevant improvements in the integral risk management of Grupo Crédito and Subsidiaries of Credicorp (Group).

Grupo Crédito’s Board of Directors –

Grupo Crédito’s Board of Directors is responsible for the general approach to risk management of the Group’s subsidiaries and the approval of the risk appetite levels that it is willing to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management, promotes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the Group’s regulatory compliance function.

Group Company Boards -

The Board of each company of the Group is responsible for aligning the risk management established by the Board of Grupo Crédito with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Credicorp Board of Directors, proposes the levels of risk appetite for Credicorp Ltd. Also, it is aware of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries and the relevant improvements in integral management of risks of said entities.

The Committee will be made up of no less than three directors of Credicorp, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of Credicorp subsidiaries. Likewise, the coordinator of the Committee will be the Credicorp Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

(iii)	Grupo Crédito Risk Committee -

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establishing principles, policies and general limits.

The Risk Committee is presided by no less than three Board member of Grupo Crédito, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of the Group. Likewise, the coordinator of the Committee will be the Grupo Crédito Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

In addition to effectively managing all the risks, the Grupo Crédito Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Corporate credit Risk Committees (retail and non-retail)-

The Corporate credit Risk Committees (retail and non-retail) are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the actions for the implementation of corrective measures, in case there are deviations. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Grupo Crédito Risk Committee.

Corporate Treasury and ALM (Asset Liability Management) Risk Committee -

The corporate Treasury and ALM Risk Committee are responsible for analyzing and proposing the corporate objectives, guidelines and policies for Treasury Risk Management and ALM of all the companies of the Group. As well as, monitoring the indicators and limits of the Group market risk appetite and each of the companies of the Group. Further, they are responsible of be aware of the actions for the implementation of the corrective measures if there are deviations from appetite levels and risk tolerance assumed by the companies of Group. Furthermore, they are responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Grupo Crédito Risk Committee.

Corporate Model Risk Committee –

The Corporate Model Risk Committee is responsible for analyzing and proposing the actions corrections in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring compliance with the same. The Model Risk Committee monitors the Group’s data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Committee of Grupo Crédito Risks on exposures, related to model risk, which involve variations in the risk profile.

Corporate Operational Risk Methodology Committee -

The Corporate Methodological Committee of Operational Risk has as main responsibilities to review the main indicators of Operational Risk of the companies of the Group, as well as the progress of the methodologies deployed for Operational Risk and Business Continuity. Likewise, share best practices regarding the main challenges faced by Group companies.

(iv)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries. Likewise, it reports the relevant improvements in the integral risk management of Grupo Crédito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

(v)	Central Risk Management of Grupo Crédito -

The Central Risk Management is responsible for the implementation of policies, procedures, methodologies and the actions to be taken to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. In addition, it is responsible for participating in the design and definition of the strategic plans of the business units to ensure that they are aligned within the risk parameters approved by the Grupo Crédito Board of Directors. Likewise, it disseminates the importance of adequate risk management, specifying in each of the units, the role that corresponds to them in the timely identification and definition of the corresponding actions.

The units of the Central Risk Management that manage risk at the corporate level are the following:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Grupo Crédito Board, respecting the laws and regulations in force. In addition, it assesses the evolution of the risk of wholesale clients and identifies problematic situations, taking actions to mitigate or resolve them.

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

Retail Banking Risk Division -

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and developing credit policies that are in accordance with the guidelines and risk levels established by Grupo Crédito’s Board of Directors. Likewise, it participates in the definition of products and campaigns aligned to these policies, as well as in the design, optimization and integration of credit evaluation tools and income estimation for credit management.

Non-financial Risks Division -

The Non-financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board of Grupo Crédito. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risks strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

The Non-Financial Risks Division is made up of the following areas: Cybersecurity Area Management, Corporate Security Area Management, Operational Risk Management Area Management, and the Digital Risk Project Management Office.

(vi)	Internal Audit Division and Compliance Division -

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

The Corporate Compliance and Ethics Division reports to the Board of Directors and is responsible of providing corporate policies for ensure that Group companies specifically comply with regulations that specified them, and the guidelines established in the Code of Ethics.

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

Depending on the type of risk, mitigating instruments are used to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Grupo Crédito’s Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on “core” and specific metrics:

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

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines and limits to guarantee a diversified portfolio.

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

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the statement of financial position.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

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

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments, cash and loans.

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

b)	The maximum exposure to credit risk as of December 31, 2020 and 2019, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 34.10(a), 34.10(b) and the contingent credits detailed in Note 21(a).

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

In the Group, a loan is internally classified as past due, depending on three aspects: the number of days in arrears based on the contractually agreed due date, the subsidiary and the type of credit. In that sense:

–	Banco de Crédito del Perú, Mibanco, Solución Empresa Administradora Hipotecaria S.A., and Banco de la Microempresa de Colombia S.A. consider a loan past due:

-	For corporate enterprises, large and medium companies after 15 days in arrears.

-	For small and micro-business after 30 days past due.

-	For overdrafts, after 30 days past due.

-	For consumer, mortgage and lease operation products, quotas are considered past due internally when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

–	Atlantic Security Bank considers a credit past due when its payment schedule of capital and/or interest exceed 30 days in arrears.

–	Banco de Crédito de Bolivia and Banco de la Microempresa de Colombia S.A. consider a credit as an internal past due with effect from day 30 in arrears.

Estimate of the expected loss -

The measurement of the credit loss is based on the product of the following parameters: (i) probability of default (PD) (ii) loss given default (LGD), and (iii) Exposure at default (EAD); discounted at the reporting period, using the effective interest rate. The definition of the parameters is presented below:

–	Probability of Default (PD): this is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools.

The Group considers that a financial instrument is in default if it meets the following conditions depending on the type of asset:

-	Consumer Products, Credit Card and SME: If the costumer, at some point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage Product: If the customer, at some point, presents arrears equal to or greater 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial Banking: Those customers that are in the Special Accounts portfolio or have risk classification as deficient, doubtful or lost, or have refinanced, judicial or written off operations. Also, a customer can be considered as Default in case of signs of significant qualitative impairment so as to consider it in said stage.

-	Investments: If the instrument has a Default rating according to external rating agencies such as Fitch, Standard & Poors or Moody’s or with an indicator of arrears equal to or greater than 90 days. Also, a customer can be considered as Default in case of signs of significant qualitative impairment.

–	Loss Given Default (LGD): Is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, depending on the stage of the customer:

-	LGD Workout: The LGD workout is the real loss of the customers who have arrived at the stage of default. The recoveries and costs of each one of the operations are used in order to calculate it (Includes open and closed recovery processes).

-	LGD ELBE (Expected Loss Best Estimate): The LGD ELBE is the loss of the contracts in a default situation, based on the time in arrears of the operation (The longer the operation is in default, the greater will be the loss level).

–	Exposure at Default (EAD): Is a measurement which estimates the exposure at the time of the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

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

The main methodological adjustments in internal credit risk models made during 2020 are:

-	Internal models were reviewed, and upgrades were carried out using representative and updated COVID-19 impact customer surveys, using updated information on customer transaction after confinement. This made it possible to characterize the different types of clients in order to assign them the corresponding level of risk in a granular manner and in line with the first observed indicators of early payment of the transactions and portfolio maturities (real data observed that complements the assumptions used).

-	LGD (Loss Given Default) estimates were adjusted with updated information on assumptions, recovery costs and payments from clients in arrears, in order to collect the impact of COVID-19 on recoveries, which have been affected by delays in lawsuits, deterioration in the value of guarantees and increased penalties.

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

Changes from one stage to another

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” at the reporting date compared to the origin. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

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

The following is a summary of the direct credits classified into three important groups and their respective allowance for each of the types of loans, it should be noted that impaired loans are loans in default that are located in phase 3:

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.

(ii)	Past due but unimpaired loans, which comprise all of the loans of customers who are not in default, but have failed to make a payment at its contractual maturity, according to the provisions of the rules of IFRS 7.

(iii)	Impaired loans, those considered to be in stage 3 or default, as detailed in note 34.1(c).

	2020				2019
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	66,039,657	8,159,561	—	74,199,218	56,270,934	2,948,066	—	59,219,000
Past due but not impaired	371,432	266,533	—	637,965	815,751	250,311	—	1,066,062
Impaired	—	—	5,062,586	5,062,586	—	—	2,812,011	2,812,011
Gross	66,411,089	8,426,094	5,062,586	79,899,769	57,086,685	3,198,377	2,812,011	63,097,073
Less: Allowance for loan losses	717,445	659,272	1,755,096	3,131,813	416,692	161,190	982,950	1,560,832
Total, net	65,693,644	7,766,822	3,307,490	76,767,956	56,669,993	3,037,187	1,829,061	61,536,241

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	17,760,423	1,069,247	—	18,829,670	17,477,899	507,910	—	17,985,809
Past due but not impaired	303,647	291,165	—	594,812	424,741	270,792	—	695,533
Impaired	—	—	1,143,896	1,143,896	—	—	994,479	994,479
Gross	18,064,070	1,360,412	1,143,896	20,568,378	17,902,640	778,702	994,479	19,675,821
Less: Allowance for loan losses	160,945	109,666	638,845	909,456	43,217	25,710	472,718	541,645
Total, net	17,903,125	1,250,746	505,051	19,658,922	17,859,423	752,992	521,761	19,134,176

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	11,494,102	7,936,951	—	19,431,053	13,363,213	1,535,064	—	14,898,277
Past due but not impaired	64,318	522,530	—	586,848	301,879	299,700	—	601,579
Impaired	—	—	1,972,003	1,972,003	—	—	1,253,969	1,253,969
Gross	11,558,420	8,459,481	1,972,003	21,989,904	13,665,092	1,834,764	1,253,969	16,753,825
Less: Allowance for loan losses	568,588	1,118,054	1,406,014	3,092,656	515,662	249,457	931,587	1,696,706
Total, net	10,989,832	7,341,427	565,989	18,897,248	13,149,430	1,585,307	322,382	15,057,119

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	9,891,072	2,324,121	—	12,215,193	12,108,752	1,932,209	—	14,040,961
Past due but not impaired	102,003	260,839	—	362,842	203,147	278,295	—	481,442
Impaired	—	—	1,627,739	1,627,739	—	—	758,836	758,836
Gross	9,993,075	2,584,960	1,627,739	14,205,774	12,311,899	2,210,504	758,836	15,281,239
Less: Allowance for loan losses	415,223	974,113	1,375,499	2,764,835	263,788	431,433	629,558	1,324,779
Total, net	9,577,852	1,610,847	252,240	11,440,939	12,048,111	1,779,071	129,278	13,956,460

Consolidated of credits	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct credits, Note 7(a)	106,026,654	20,830,947	9,806,224	136,663,825	100,966,316	8,022,347	5,819,295	114,807,958
Total allowance for loan losses, Note 7(a)	1,862,201	2,861,105	5,175,454	9,898,760	1,239,359	867,790	3,016,813	5,123,962
Total net direct credits	104,164,453	17,969,842	4,630,770	126,765,065	99,726,957	7,154,557	2,802,482	109,683,996

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due. Below are the explanations of the changes in the credit loss provision:

-	The growth in loans is attributed to the disbursements made within the Reactiva Peru program, which does not generate higher provisions due to it has a government guarantee.

-	The increase in the stock of provisions is due to the estimate of the expected loss due to the COVID-19 Pandemic reflected in the adjustments and adaptations to the aforementioned risk models. The effects of the Pandemic on the loan portfolio also have caused significant transitions to phases that represent greater deterioration.

The detail of the gross amount of impaired credits by type of credit, together with the fair value of the related collateral and the amounts of its provision for doubtful accounts, are as follows:

	2020					2019
	Commercial loans	Residential mortgage loans	Small and microenterprise loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	5,062,586	1,143,896	1,972,003	1,627,739	9,806,224	2,812,011	994,479	1,253,969	758,836	5,819,295
Fair value of collateral	4,414,346	975,834	433,151	233,665	6,056,996	2,491,069	864,473	330,347	193,319	3,879,208
Allowance for loan losses	1,755,096	638,845	1,406,014	1,375,499	5,175,454	982,950	472,718	931,587	629,558	3,016,813

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.

(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.

(iii)	Loans with payment delay of one day or more, but are not past due according to our internal guidelines. Comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past-due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.

(iv)	Past due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of ”past due” loans consistent with IFRS 7.

	2020						2019
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	124,673,294	–	–	1,839	124,675,133	1,839	106,143,943	–	–	103	106,144,046	103
Past due but not impaired	–	–	1,824,361	358,107	2,182,468	2,182,468	(30)	–	2,569,349	275,296	2,844,615	2,844,645
Impaired debt	–	4,860,128	620,473	4,325,623	9,806,224	4,946,097	–	2,274,182	515,628	3,029,487	5,819,297	3,545,115
Total	124,673,294	4,860,128	2,444,834	4,685,569	136,663,825	7,130,404	106,143,913	2,274,182	3,084,977	3,304,886	114,807,958	6,389,863

The classification of loans by type of banking and maturity is as follows:

	2020					2019
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	74,198,115	3,117,852	683,061	1,900,741	79,899,769	59,218,904	1,460,816	1,027,177	1,390,176	63,097,073
Residential mortgage loans	18,828,934	376,053	744,339	619,052	20,568,378	17,985,809	284,279	868,087	537,646	19,675,821
Small and microenterprise loans	19,431,050	683,370	520,062	1,355,422	21,989,904	14,898,270	247,076	635,436	973,043	16,753,825
Consumer loans	12,215,195	682,853	497,372	810,354	14,205,774	14,040,930	282,011	554,277	404,021	15,281,239
Total	124,673,294	4,860,128	2,444,834	4,685,569	136,663,825	106,143,913	2,274,182	3,084,977	3,304,886	114,807,958

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

Macroeconomic scenario -

Expected losses are a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic and are calculated with macroeconomic projections provided by the team from Economic Studies. The local and international information flows available during the analysis period are used to feed projections, which reflect the fact that Peru is a small and open economy and in this context, approximately 60.0 percent of the volatility in economic growth is driven by external factors including: terms of trade; the growth of Peru’s trading partners; and external interest rates. Information on each of these factors is gathered to construct each scenario for the next three years.

The variables mentioned above, together with local variables (fiscal and monetary variables), are incorporated in the economic models. Two types of models are used in this regard:

i)	Structural Projection Model, and

ii)	Financial Programming Model.

The first is a dynamic stochastic general equilibrium model, which is constructed with expectations. The second is built with the main identities of national accounts in accordance with the financial programming methodology designed by IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, we obtain figures for GDP growth, inflation, the reference rate, exchange rate and other variables for the years 2020, 2021 and 2022. It is important to note that we expect a contraction in GDP in 2020 of 12.5 percent in the base scenario. This reflects a revision with regard to the projection registered in May (GDP 2020: (11.0) percent) given that going forward, recovery is expected to be more gradual than initially thought:

i)	“Wait-and-see” environment in private investment before the general elections in April,2021 and growing regulatory risks from Congress.

ii)	Unwanted inventories still high, and

iii)	Severe deterioration in the labor market.

It is important to mention that these projections do not assume that mobility may be restricted if Peru suffers a second wave of infections.

For 2021, we project that GDP will expand 9.0 percent. This estimate represents an improvement over the projection made in May 2020 (GDP 2021: 6.5 percent) that was driven by the following:

i)	Growth in world economic activity of around 4.6 percent (2020: (4.8) percent).

ii)	Improvement in private spending (private investment and private consumption around 22.0 percent (2020: (28.5) percent) and 7.0 percent (2020: (9.5) percent), respectively.

iii)	On the sectoral side, we expect mining to rebound around 11.0 percent (2020: (14) percent) and construction, 16.0 percent (2020: (18.0) percent), and

iv)	Strong rise in the terms of trade.

It is expected that it will take the economy until 2022 to reach the levels recorded in 2019 (pre-pandemic). In this scenario, growth is expected to situate at 4.0 percent in 2022. This projection is slightly higher than that made in May 2020, when growth of 3.8 percent was expected.

Regarding the probabilities of each scenario, probabilities of 80.0 percent, 15.0 percent and 5.0 percent were considered for the base, optimistic and pessimistic scenarios respectively. The expected value of the three GDP projections gives us a drop of 12.5 percent for 2020. For 2021 and 2022 (the models do not contemplate a scenario of economic crisis due to COVID-19), the probability is 50.0 percent in the base scenario and 25.0 percent for the optimistic and pessimistic scenarios. The probabilities assigned to each scenario and projection year are validated through a fan chart analysis, which uses a probability function to identify and analyze:

i)	The central tendency of the projections.

ii)	The dispersion that is expected around this value, and

iii)	The values that are higher or lower than the central value that are more or less probable.

The following table provides a comparison between the carrying amount of provision of credit loss for direct and indirect loan and its estimation under three scenarios: base, optimistic and pessimistic.

	2020	2019
	S/(000)	S/(000)
Carrying amount	10,435,623	5,507,759

Scenarios:
Optimistic	10,100,156	5,426,608
Base Case	10,460,012	5,509,729
Pessimistic	11,018,666	5,584,965

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

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above mentioned institutions.

The following table shows the analysis of the risk-rating of the investments, provided by the institutions referred to above:

	2020		2019
	S/(000)%		S/(000)%
Instruments rated in Peru:
AAA (i)	–	–	1,621,270	4.8
AA- a AA+ (i)	–	–	1,853,042	5.5
A- to A+ (i)	1,369,969	2.5	8,970,590	26.8
BBB- to BBB+ (ii)	21,395,476	38.8	1,874,556	5.6
BB- to BB+	901,934	1.6	517,146	1.5
Lower and equal to +B	5,590	–	–	–
Unrated:
BCRP certificates of deposit (iii)	17,237,158	31.3	8,665,272	25.8
Listed and unlisted securities	514,297	0.9	573,485	1.7
Restricted mutual funds	436,881	0.8	460,086	1.4
Investment funds	212,951	0.4	102,085	0.3
Mutual funds	302,212	0.5	291,024	0.9
Other instruments	82,664	0.1	264,497	0.8
Subtotal	42,459,132	76.9	25,193,053	75.1

	2020		2019
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	700,312	1.3	657,787	2.0
AA- a AA+	1,043,409	1.9	854,501	2.5
A- to A+	2,395,327	4.4	1,581,995	4.7
BBB- to BBB+	4,594,711	8.4	2,974,639	8.9
BB- to BB+	1,733,080	3.1	996,917	3.0
Lower and equal to +B	129,094	0.2	54,316	0.2
Unrated:
Listed and unlisted securities	267,943	0.5	88,799	0.3
Participations of RAL funds	278,819	0.5	300,398	0.9
Mutual funds	677,084	1.2	302,528	0.9
Investment funds	155,183	0.3	294,158	0.9
Hedge funds	122,433	0.2	33,223	0.1
Other instruments	617,215	1.1	198,217	0.5
Subtotal	12,714,610	23.1	8,337,478	24.9
Total	55,173,742	100.0	33,530,531	100.0

(i)	The decrease in the balances is due to the fall in the rating mainly of corporate bonds. As of December 31, 2020, its rating is mainly BBB+, due to the COVID-19 crisis. See more details in Note 2(b).

(ii)	The increase in the balance is due to the indicated in the previous paragraph, to the fall in the rating of the sovereign bonds of the Peruvian Treasury, whose rating as of December 31, 2020 is BBB+ and as of December 31, 2019 were A-, and to the purchase of sovereign bonds from the Peruvian Treasury. This rating maintained by the instruments is due to the COVID-19 crisis. See more details in Note 2(b).

(iii)	The increase in the balance is due to the acquisition of new instruments. See more details in Notes 6(a)(i) and 6(b)(i).

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2020 and 2019, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2020					2019
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Central Reserve Bank of Peru (**)	1,872,875	–	26,003,491	15,364,283	43,240,649	–	–	21,166,346	8,665,272	29,831,618
Financial services	2,902,651	168,452	16,946,211	5,941,069	25,958,383	2,856,512	237,240	13,346,814	2,883,301	19,323,867
Commerce	18,817	–	24,029,835	490,612	24,539,264	21,228	12,468	18,478,960	452,214	18,964,870
Manufacturing	409,490	91,110	19,155,347	2,694,326	22,350,273	202,554	36,686	16,923,024	1,225,118	18,387,382
Government and public administration	1,888,710	–	5,374,603	12,831,954	20,095,267	1,581,527	12,994	3,995,389	7,170,624	12,760,534
Mortgage loans	–	–	19,738,710	–	19,738,710	–	–	18,933,894	–	18,933,894
Consumer loans	–	–	13,144,271	–	13,144,271	–	–	14,769,022	–	14,769,022
Real estate and leasing	93,422	3,073	11,798,614	179,368	12,074,477	43,203	125,201	8,841,466	1,276,941	10,286,811
Communications, storage and transportation	76,711	367,908	7,416,065	924,885	8,785,569	17,306	59,392	6,003,950	1,071,335	7,151,983
Community services	37	–	7,382,713	–	7,382,750	–	–	5,651,923	5,798	5,657,721
Electricity, gas and water	194,542	116,209	3,533,722	2,893,815	6,738,288	91,055	50,929	3,204,625	2,286,932	5,633,541
Construction	35,557	–	3,807,260	331,946	4,174,763	20,847	3,967	2,762,340	322,864	3,110,018
Agriculture	10,815	–	4,044,735	15,473	4,071,023	1,963	–	3,465,369	17,887	3,485,219
Mining	76,012	8,083	3,470,665	241,063	3,795,823	41,687	27,875	3,268,970	146,362	3,484,894
Education, health and others	20,285	68,435	1,712,817	1,680,135	3,481,672	4,543	53,792	1,455,374	644,143	2,157,852
Hotels and restaurants	–	–	2,762,674	–	2,762,674			2,313,523		2,313,523
Insurance	10,080	–	1,898,194	919	1,909,193	5,100	–	123,771	986	129,857
Fishing	923	–	639,227	9,169	649,319	321	–	465,818	–	466,139
Others	71,041	–	3,147,190	144,872	3,363,103	55,023	–	2,933,989	32,946	3,021,958
Total	7,681,968	823,270	176,006,344	43,743,889	228,255,471	4,942,869	620,544	148,104,567	26,202,723	179,870,703

(*)	It includes non-trading investments that did not pass SPPI test.

(**)	The increase in the balance corresponds mainly to (i) the purchase of certificates of deposits from the BCRP and (ii) the increase in deposits with the Central Reserve Bank of Peru; see more details in Notes 6(a)(i) and 6(b)(i), and in Note 4(b), respectively

As of December 31, 2020 and 2019 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2020					2019
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peru	3,511,686	67,821	155,598,019	34,208,824	193,386,350	688,099	138,293	130,436,702	20,674,142	151,937,236
Bolivia	584,879	–	10,718,164	708,784	12,011,827	494,547	–	9,218,219	555,028	10,267,794
United States of America	444,924	459,266	3,288,720	4,922,144	9,115,054	568,588	275,991	982,944	2,746,987	4,574,510
Colombia	1,387,406	4,788	2,264,768	1,147,770	4,804,732	1,346,042	21,289	2,627,353	385,794	4,380,478
Chile	420,527	5,315	1,446,246	618,572	2,490,660	683,822	34,606	2,047,951	450,382	3,216,761
Brazil	104,774	–	752,257	86,673	943,704	6,023	5,867	485,594	40,472	537,956
Mexico	113,988	42,336	1,942	408,567	566,833	28,846	18,093	5,962	247,713	300,614
Panama	25,624	–	405,941	131,722	563,287	–	–	905,675	91,571	997,246
Canada	26,894	373	70,562	119,897	217,726	29,976	–	109,233	108,494	247,703
Europe:
France	423,711	1,890	32,864	253,152	711,617	227,823	8,850	27,244	169,632	433,549
Others in Europe	392,808	42,991	85,541	137,469	658,809	127,915	17,184	83,979	46,331	275,409
United Kingdom	27,869	18,870	369,455	140,302	556,496	189,658	14,950	273,477	80,965	559,050
Spain	26,152	–	42,157	76,770	145,079	11,105	–	32,836	32,366	76,307
Switzerland	494	799	74,246	60,378	135,917	514	–	980	26,136	27,630
Netherlands	952	1,526	122,696	50,676	175,850	–	–	26,024	108,343	134,367
Multilateral Organizations (**)	–	–	–	150,656	150,656	–	–	–	28,733	28,733
Others	189,280	177,295	732,766	521,533	1,620,874	539,911	85,421	840,394	409,634	1,875,360
Total	7,681,968	823,270	176,006,344	43,743,889	228,255,471	4,942,869	620,544	148,104,567	26,202,723	179,870,703

(*)	It includes non-trading investments that did not pass SPPI test.

(**)	It corresponds to instruments issued by the Banco de Desarrollo de América Latina (before CAF) and by the Banco Interamericano de Desarrollo (BID).

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or

-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

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

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2020
		Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets		Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,214,497	1,214,497	(85,156)	(33,784)	1,095,557
Cash collateral, reverse repurchase agreements and securities borrowing	2,394,302	2,394,302	–	(1,340,272)	1,054,030
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	2,766,162	2,766,162	(1,128,875)	–	1,637,287
Total	6,374,961	6,374,961	(1,214,031)	(1,374,056)	3,786,874

	2019
		Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets		Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,092,107	1,092,107	(122,557)	(144,175)	825,375
Cash collateral, reverse repurchase agreements and securities borrowing	4,288,524	4,288,524	(151,538)	(2,893,723)	1,243,263
Available-for-sale and held-to-maturity investments pledged as collateral	3,157,981	3,157,981	(3,208,973)	–	(50,992)
Total	8,538,612	8,538,612	(3,483,068)	(3,037,898)	2,017,646

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	2020
		Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities		Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,205,213	1,205,213	85,156	(269,024)	1,021,345
Payables on repurchase agreements and securites lending	27,923,617	27,923,617	(22,637,034)	(1,601,200)	3,685,383
Total	29,128,830	29,128,830	(22,551,878)	(1,870,224)	4,706,728

	2019
		Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities		Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,040,282	1,040,282	122,557	(186,384)	976,455
Payables on repurchase agreements and securites lending	7,678,016	7,678,016	(3,208,973)	(3,293,837)	1,175,206
Total	8,718,298	8,718,298	(3,086,416)	(3,480,221)	2,151,661

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

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the order of the Group’s current activities, commodity price risk has not been approved, so this type of instrument is not agreed.

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

The assessment of portfolio movements has been based on annual historical information and 133 market risk factors, which are detailed below: 35 market curves, 72 stock prices, 22 mutual fund values and 4 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfalio (method known as historical simulation).

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

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Corporate Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 34.2(b)(ii).

The Group’s VaR showed an increase as of December 31, 2020, due to the Rate Effect and Price Effect due to greater volatility in the market risk factors caused by the COVID-19 pandemic; Likewise, due to a greater exposure in Fixed Income instruments, mainly in Banco de Crédito del Perú and Credicorp Capital Colombia. The VaR was kept within the risk appetite limits established by the Risk Management of each Subsidiary

As of December 31, 2020 and 2019, the Group’s VaR by risk type is as follows:

	2020	2019
	S/(000)	S/(000)
Interest rate risk	163,982	9,274
Price risk	55,748	7,809
Volatility risk	708	463
Diversification effect	(84,977)	(6,245)
Consolidated VaR by type of risk	135,461	11,301

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

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Mibanco Colombia, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

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

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2020
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	20,110,489	1,607,867	2,052,436	7,682,481	149,669	7,544,354	39,147,296
Investments	4,639,795	11,068,740	2,777,817	8,783,106	20,934,358	502,455	48,706,271
Loans, net	12,721,639	15,427,902	31,709,621	54,248,434	16,352,436	(2,698,907)	127,761,125
Financial assets designated at fair value
through profit or loss	–	–	–	–	–	823,270	823,270
Premiums and other policies receivable	897,086	25,288	9,472	5,377	–	–	937,223
Accounts receivable from reinsurers and coinsurers	726	164,184	730,963	1,930	675	20,941	919,419
Other assets (*)	83,113	2,961	34,482	9,539	–	2,176,901	2,306,996
Total assets	38,452,848	28,296,942	37,314,791	70,730,867	37,437,138	8,369,014	220,601,600

Liabilities
Deposits and obligations	38,284,217	10,646,664	18,968,119	62,281,065	9,594,605	2,590,832	142,365,502
Payables from repurchase agreements and securities lending	620,946	2,900,084	7,709,973	19,573,712	3,042,388	54,771	33,901,874
Accounts payable to reinsurers and coinsurers	72,060	209,035	40,349	17,002	–	–	338,446
Technical reserves for claims and insurance premiums	296,493	810,514	1,355,486	3,133,235	5,752,899	326,449	11,675,076
Financial liabilities at fair value through profit or loss	–	–	–	–	–	561,602	561,602
Bonds and Notes issued	3	425,231	1,238,141	13,867,807	616,225	172,000	16,319,407
Other liabilities (*)	601,545	49,851	8,185	–	–	3,247,834	3,907,415
Equity	–	–	–	–	–	25,445,647	25,445,647
Total liabilities and equity	39,875,264	15,041,379	29,320,253	98,872,821	19,006,117	32,399,135	234,514,969

Off-balance-sheet accounts
Derivative financial assets	547,271	1,307,322	557,277	341,564	–	–	2,753,434
Derivative financial liabilities	112,357	1,017,607	360,010	1,046,481	238,600	–	2,775,055
	434,914	289,715	197,267	(704,917)	(238,600)	–	(21,621)
Marginal gap	(987,502)	13,545,278	8,191,805	(28,846,871)	18,192,421	(24,030,121)	(13,934,990)
Accumulated gap	(987,502)	12,557,776	20,749,581	(8,097,290)	10,095,131	(13,934,990)	–

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	2019
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	12,702,384	1,841,425	3,683,141	5,351,933	125,088	6,571,315	30,275,286
Investment	1,462,956	1,346,028	7,786,732	5,876,624	12,628,641	578,788	29,679,769
Loans, net	14,595,317	17,107,120	28,291,817	35,086,667	15,737,689	(332,893)	110,485,717
Financial assets designated at fair value
through profit or loss	–	–	–	–	–	620,544	620,544
Premiums and other policies receivable	802,558	22,866	8,496	4,811	–	–	838,731
Accounts receivable from reinsurers and coinsurers	734	120,600	668,551	1,348	471	–	791,704
Other assets (*)	273,338	38,841	8	–	–	2,023,067	2,335,254
Total assets	29,837,287	20,476,880	40,438,745	46,321,383	28,491,889	9,460,821	175,027,005

Liabilities
Deposits and obligations	29,478,976	9,711,623	19,010,084	43,285,525	7,339,092	3,180,085	112,005,385
Payables from repurchase agreements and securities lending	3,742,155	3,269,341	4,969,337	1,784,133	2,528,985	225,797	16,519,748
Accounts payable to reinsurers and coinsurers	46,144	133,864	25,838	10,888	–	–	216,734
Technical reserves for claims and insurance premiums	266,556	703,337	1,166,055	2,703,092	5,056,900	54,293	9,950,233
Financial liabilities at fair value through profit or loss	–	–	–	–	–	493,700	493,700
Bonds and Notes issued	180,311	252,316	1,683,166	10,060,986	2,753,679	15,905	14,946,363
Other liabilities (*)	437,529	361,087	3,765	–	–	3,008,995	3,811,376
Equity	–	–	–	–	–	26,746,310	26,746,310
Total liabilities and equity	34,151,671	14,431,568	26,858,245	57,844,624	17,678,656	33,725,085	184,689,849

Off-balance-sheet accounts
Derivative financial assets	2,806,693	2,849,046	454,349	272,223	165,700	–	6,548,011
Derivative financial liabilities	323,360	821,872	3,798,631	1,110,774	406,320	–	6,460,957
	2,483,333	2,027,174	(3,344,282)	(838,551)	(240,620)	–	87,054
Marginal gap	(1,831,051)	8,072,486	10,236,218	(12,361,792)	10,572,613	(24,264,264)	(9,575,790)
Accumulated gap	(1,831,051)	6,241,435	16,477,653	4,115,861	14,688,474	(9,575,790)	–

(*) Other assets and other liabilities only include financial accounts.

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

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2020 and 2019, including the effect of derivative instruments.

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

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2020 and 2019 are presented below:

2020
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	+/-	19,640	-/+	391,821
Soles	+/-	75	+/-	29,459	-/+	587,731
Soles	+/-	100	+/-	39,279	-/+	783,642
Soles	+/-	150	+/-	58,919	-/+	1,175,462
U.S. Dollar	+/-	50	+/-	47,929	+/-	345,185
U.S. Dollar	+/-	75	+/-	71,894	+/-	517,777
U.S. Dollar	+/-	100	+/-	95,859	+/-	690,369
U.S. Dollar	+/-	150	+/-	143,788	+/-	1,035,554

2019
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	-/+	7,696	-/+	285,699
Soles	+/-	75	-/+	11,544	-/+	428,549
Soles	+/-	100	-/+	15,392	-/+	571,398
Soles	+/-	150	-/+	23,088	-/+	857,097
U.S. Dollar	+/-	50	+/-	52,276	+/-	152,926
U.S. Dollar	+/-	75	+/-	78,413	+/-	229,389
U.S. Dollar	+/-	100	+/-	104,551	+/-	305,852
U.S. Dollar	+/-	150	+/-	156,827	+/-	458,777

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

As of December 31, 2020 and 2019, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2020 and 2019 are presented below:

Equity securities
Measured at fair value through	Change in
other comprehensive income	market prices	2020	2019
	%	S/(000)	S/(000)
Equity securities	+/-10	50,255	57,920
Equity securities	+/-25	125,638	144,800
Equity securities	+/-30	150,765	173,760

Funds
Measured at fair value	Change in
through profit or loss	market prices	2020	2019
	%	S/(000)	S/(000)
Participation in mutual funds	+/-10	96,665	59,127
Participation in mutual funds	+/-25	241,661	147,818
Participation in mutual funds	+/-30	289,994	177,381
Restricted mutual funds	+/-10	43,688	46,009
Restricted mutual funds	+/-25	109,220	115,022
Restricted mutual funds	+/-30	131,064	138,026
Participation in RAL funds	+/-10	27,882	30,040
Participation in RAL funds	+/-25	69,705	75,100
Participation in RAL funds	+/-30	83,646	90,119
Investment funds	+/-10	36,160	30,576
Investment funds	+/-25	90,399	76,440
Investment funds	+/-30	108,479	91,728
Hedge funds	+/-10	12,694	3,364
Hedge funds	+/-25	31,735	8,410
Hedge funds	+/-30	38,081	10,092
Exchange Trade Funds	+/-10	3,209	1,360
Exchange Trade Funds	+/-25	8,021	3,399
Exchange Trade Funds	+/-30	9,626	4,079

(ii) Foreign currency exchange risk -

The Group is exposed to fluctuations in foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and overnight and intra-day total positions, which are monitored daily.

As of December 31, 2020, the free market exchange rate for buying and selling transactions for each United States of Dollars, the main foreign currency held by the Group, was S/ 3.621 (S/3.314 as of December 31, 2019).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2020 and 2019, the Group’s assets and liabilities by currencies were as follows:

	2020				2019
			Other				Other
	Soles	U.S. Dollars	currencies	Total	Soles	U.S. Dollars	currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	10,689,167	24,030,096	2,033,731	36,752,994	3,960,190	20,762,648	1,263,924	25,986,762
Cash collateral, reverse repurchase agreements and securities borrowing	–	2,030,165	364,137	2,394,302	150,009	3,389,090	749,425	4,288,524
Investments:
At fair value through profit or loss	1,106,875	3,531,911	1,828,685	6,467,471	800,370	1,053,925	1,996,467	3,850,762
At fair value through other comprehensive income	32,423,989	9,600,018	1,217,428	43,241,435	18,221,102	6,869,840	532,582	25,623,524
At amortized cost	4,844,238	89,095	29,049	4,962,382	3,355,579	100,299	21,168	3,477,046
Loans, net	84,761,689	33,998,843	9,000,593	127,761,125	66,737,870	35,598,141	8,149,706	110,485,717
Financial assets designated at fair value through profit or loss	23,477	799,793	–	823,270	44,223	576,321	–	620,544
Other assets	1,524,882	2,768,455	857,489	5,150,826	2,055,836	2,142,237	678,111	4,876,184
Total monetary assets	135,374,317	76,848,376	15,331,112	227,553,805	95,325,179	70,492,501	13,391,383	179,209,063

Monetary liabilities
Deposits and obligations	(76,179,373)	(55,636,591)	(10,549,538)	(142,365,502)	(56,769,748)	(46,319,179)	(8,916,458)	(112,005,385)
Payables from repurchase agreements and securities lending	(26,011,980)	(255,607)	(1,656,030)	(27,923,617)	(5,068,896)	(734,441)	(1,874,679)	(7,678,016)
Due to bank and correspondents	(4,158,523)	(1,454,565)	(365,169)	(5,978,257)	(3,798,717)	(4,709,610)	(333,405)	(8,841,732)
Lease liabilities	(257,702)	(409,866)	(83,010)	(750,578)	(144,752)	(605,036)	(80,365)	(830,153)
Financial liabilities at fair value through profit or loss	(87,715)	(340,774)	(133,113)	(561,602)	–	(94,475)	(399,225)	(493,700)
Technical reserves for claims and insurance	(6,245,669)	(5,400,003)	(29,404)	(11,675,076)	(5,642,772)	(4,301,468)	(5,993)	(9,950,233)
Bonds and notes issued	(3,454,685)	(12,520,242)	(344,480)	(16,319,407)	(4,028,893)	(10,660,989)	(256,481)	(14,946,363)
Other liabilities	(2,492,261)	(2,864,519)	(1,029,697)	(6,386,477)	(3,541,350)	(1,951,682)	(874,416)	(6,367,448)
Total monetary liabilities	(118,887,908)	(78,882,167)	(14,190,441)	(211,960,516)	(78,995,128)	(69,376,880)	(12,741,022)	(161,113,030)
	16,486,409	(2,033,791)	1,140,671	15,593,289	16,330,051	1,115,621	650,361	18,096,033

Forwards position, net	(36,268)	198,835	(164,334)	(1,767)	1,534,948	(1,351,414)	(116,899)	66,635
Currency swaps position, net	(2,854,724)	1,054,037	–	(1,800,687)	281,672	(281,672)	–	–
Cross currency swaps position, net	(1,229,834)	578,389	(313,022)	(964,467)	(787,355)	692,525	(57,715)	(152,545)
Options, net	(32,123)	32,123	–	–	25,071	(25,071)	–	–

Accounting hedge (investment abroad) (*)	–	490,385	–	490,385	–	–	–	–

Net monetary position	12,333,460	319,978	663,315	13,316,753	17,384,387	149,989	475,747	18,010,123

(*) As of December 31, 2020, an accounting hedge of a net investment abroad was carried out where part of our liability position in dollars related to the balance of the caption “bonds and notes issued”, see Note 17(iv), was designated as cover our permanent investment in Atlantic Security Holding Corporation. The hedged amount is approximately US$135.4 million, equivalent to S/490.3 million.

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

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2020 and 2019 in its monetary assets and liabilities and its forecast cash flows. The analysis determines the effect of a reasonably possible variation of the exchange rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	As of December 31, 2020	As of December 31, 2019
	%	S/000	S/000
Depreciation -
Soles in relation to U.S. Dollar	5	15,237	7,142
Soles in relation to U.S. Dollar	10	29,089	13,635

Appreciation -
Soles in relation to U.S. Dollar	5	(16,841)	(7,894)
Soles in relation to U.S. Dollar	10	(35,553)	(16,665)

34.3	Liquidity risk

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

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group’s subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

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

Commercial banking and Microfinance:

Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Mibanco Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

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

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2020						2019
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000
Financial assets	47,587,613	33,012,127	47,692,934	89,394,618	47,041,495	264,728,787	35,352,840	22,105,919	49,635,736	63,189,798	42,676,791	212,961,084

Financial liabilities by type -
Deposits and obligations	40,780,477	11,340,863	20,204,905	66,342,002	10,220,206	148,888,453	33,056,293	10,879,383	22,008,052	42,265,306	9,820,049	118,029,083
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	764,998	3,572,866	9,498,586	24,114,558	3,748,182	41,699,190	3,917,690	1,827,617	1,928,676	1,964,421	8,143,235	17,781,639
Accounts payable to reinsurers	72,060	209,035	40,349	17,002	–	338,446	46,144	133,864	25,838	10,888	–	216,734
Financial liabilities designated at fair
value through profit or loss	561,602	–	–	–	–	561,602	493,700	–	–	–	–	493,700
Bonds and notes issued	3	432,446	1,259,147	14,103,090	626,680	16,421,366	549,434	149,009	2,138,869	11,255,465	2,709,880	16,802,657
Lease liabilities	37,557	31,718	109,969	425,566	173,744	778,554	10,857	21,751	96,013	434,797	468,213	1,031,631
Other liabilities	2,507,012	262,080	198,629	302,056	1,271,750	4,541,527	2,719,050	285,956	347,590	217,701	1,200,736	4,771,033
Total liabilities	44,723,709	15,849,008	31,311,585	105,304,274	16,040,562	213,229,138	40,793,168	13,297,580	26,545,038	56,148,578	22,342,113	159,126,477

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	548,397	1,309,229	574,501	1,075,567	1,003,295	4,510,989	921,774	722,448	1,244,120	966,488	966,870	4,821,700
Contractual amounts payable (outflows)	117,572	1,032,719	429,197	1,206,819	951,855	3,738,162	501,611	435,484	787,985	1,224,424	983,394	3,932,898
Total liabilities	430,825	276,510	145,304	(131,252)	51,440	772,827	420,163	286,964	456,135	(257,936)	(16,524)	888,802

34.4	Operational risk -

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

In the management of operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group’s companies.

The management of information security is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. The Group designs and develops the guidelines described in the policy and procedures to have strategies for availability, privacy and integrity of the information assets of the organization.

Finally, it is incorporated as a mechanism of recovery in front of the materialization of operational risks, the management of the Transfer of Non-Financial Risks, mainly through Insurance Policies contracted individually or corporately in the local and international market, which cover losses due to fraud, civil and professional liability, cyber risks, damage to physical assets, among others. The insurance design is in accordance with the Group’s main operating risks, the coverage needs of key areas and the organization’s risk appetite, constantly seeking efficiencies in the cost of policies, working together with the insurers that make up the Group and the most important insurance/reinsurance brokers in the international market.

34.5	Cybersecurity -

Credicorp focuses its efforts on the most cost-efficient strategies to reduce exposure to cybersecurity risk; thereby comply the Group’s risk appetite. To achieve it, different levels of controls are applied adapted to the different areas and potentially exposed companies. For this reason, it maintains an important investment program, which allows it to have the technologies and processes necessary to keep the Group’s operations and assets safe.

As part of cybersecurity management, the Group has lines of action that allow mitigating this risk and, at the corporate level, it is established implementation priorities and improvements in accordance with the different realities of the companies. These lines of work are:

-	Cybersecurity maturity according to the FFIEC reference framework, allows defining the guide for the implementation of cybersecurity controls adjusted to each of the Group’s companies.

-	The policies and guidelines make it possible to standardize the levels of compliance with cybersecurity controls in each of the Group’s companies.

-	The aim of the awareness programs is to generate a culture of cybersecurity in all the Group’s companies. For this, constant training is carried out.

-	The cybersecurity indicators that indicate the effectiveness of the processes in terms of the periodic evaluations carried out in each of the Group’s companies.

-	The governance of suppliers that ensures the deployment of the Group’s policies to third parties. In other words, when a supplier wishes to interconnect digitally with any of the Group’s companies.

-	The implementation of security technologies, which seeks to cover said risks according to the threat trend and the risk profile of each company in the Group.

-	The “Tabletop” tests that help to identify the level of response of the Group’s collaborators, through incident simulation tests.

-	Cybersecurity risk management that allows for a response work plan to address cyber risks through periodic evaluations of each of the applications of each Group company.

Finally, it should be noted that the new normality has required us to re-establish priorities in the controls to be implemented and to deepen the improvements in the processes; for example, we carry out awareness campaigns for collaborators focused on precautions in remote work, identification of phishing, among others.

34.6	Corporate Security and Cybercrime -

The Group, as part of non-financial risk management, implements policies, procedures and actions that safeguard the safety of employees, customers and assets of the organization. In addition, it protects the institution against incidents of fraud, security and reputational risk. Likewise, it fosters a culture of prevention, which allows minimizing the risks of fraud and security. Finally, it has established a solid relationship with stakeholders and Financial Institutions in the region in search of implementing best practices for the benefit of its clients.

Part of fraud and security management is to have a integral security scheme called BSIM (Banking Security Integral Model), which includes the variables of prevention, detection, response and recovery. The BSIM has 6 strategic axes: Training and training for internal/external clients, fraud and security risk assessments (COSO), business support through early alerts, continuous monitoring and reporting, specialized forensic investigation and cyber-intelligence.

Likewise, there is a second line of defense scheme focused on generating a integral vision of fraud and security risks. With a preventive approach, there are last generation technological tools to support this task. Likewise, there are advanced analysis models for risk profiling to the detection of internal fraud and the implementation of tools to detect anomalous behaviors

34.7	Model Risk -

The Group uses models for different purposes such as credit admission, capital calculation, behavior, provisions, market risk, liquidity, among others.

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The sources that generate this risk are mainly: deficiencies in data, errors in the model (from design to implementation), use of the model.

The management of model risk is proportional to the importance of each model. In this sense, a concept of “tiering” (measurement system that orders the models depending to the importance according to the impact on the business) is defined as the main attribute to synthesize the level of importance or relevance of a model, from which is determined the intensity of the model risk management processes to be followed.

Model risk management is structured around a set of processes known as the life cycle of the model. The definition of phases of the life cycle of the model in the Group is detailed below: Identification, Planning, Development, Internal Validation, Approval, Implementation and use, and Monitoring and control

34.8	Risk of the insurance activity -

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

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts and by having different lines of business. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

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

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

-	Credit risk from customer balances related to non-payment of premiums or contributions, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance contracts strategy, determining whether the need exists to establish an allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

34.9	Capital management -

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

As of December 31, 2020 and 2019, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/ 28,969.3 million and S/ 25,732 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/ 7,973.9 million the minimum regulatory capital required as of December 31, 2019 (approximately S/ 4,151.6 million as of December 31, 2019).

34.10	Fair values –

a)	Financial instruments recorded at fair value and fair value hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		2020				2019
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Currency swaps		–	323,425	–	323,425	–	411,656	–	411,656
Interest rate swaps		–	600,718	–	600,718	–	269,219	–	269,219
Foreign currency forwards		–	256,891	–	256,891	–	306,148	–	306,148
Cross currency swaps		–	28,096	–	28,096	–	98,585	–	98,585
Foreign exchange options		–	2,673	–	2,673	–	6,489	–	6,489
Futures		–	2,694	–	2,694	–	10	–	10
	13(b)	–	1,214,497	–	1,214,497	–	1,092,107	–	1,092,107

Investments at fair value through profit of loss	6(a)	3,186,413	2,543,159	737,899	6,467,471	2,320,141	786,477	744,144	3,850,762
Financial assets at fair value through profit of loss	8	808,182	15,088	–	823,270	558,471	62,073	–	620,544

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		5,199,696	8,220,732	–	13,420,428	3,171,451	5,621,363	939	8,793,753
Certificates of deposit BCRP		–	15,364,282	–	15,364,282	–	8,665,272	–	8,665,272
Government treasury bonds		11,615,890	811,526	–	12,427,416	6,194,116	620,465	–	6,814,581
Securitization instruments		53	751,383	–	751,436	–	629,818	–	629,818
Negotiable certificates of deposit		–	898,277	–	898,277	–	377,296	–	377,296
Subordinated bonds		39,047	174,250	–	213,297	29,778	135,609	–	165,387
Other instruments		–	166,203	–	166,203	–	177,417	–	177,417
Equity instruments		182,943	304,291	15,316	502,550	239,555	320,579	19,065	579,199
	6(b)	17,037,629	26,690,944	15,316	43,743,889	9,634,900	16,547,819	20,004	26,202,723

Total financial assets		21,032,224	30,463,688	753,215	52,249,127	12,513,512	18,488,476	764,148	31,766,136

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		–	644,122	–	644,122	–	365,774	–	365,774
Currency swaps		–	181,454	–	181,454	–	366,545	–	366,545
Foreign currency forwards		–	257,999	–	257,999	–	246,960	–	246,960
Cross currency swaps		–	115,475	–	115,475	–	54,775	–	54,775
Foreign exchange options		–	3,547	–	3,547	–	6,089	–	6,089
Futures		–	2,616	–	2,616	–	139	–	139
	13(b)	–	1,205,213	–	1,205,213	–	1,040,282	–	1,040,282
Financial liabilities at fair value through profit or loss		–	561,602	–	561,602	–	493,700	–	493,700
Total financial liabilities		–	1,766,815	–	1,766,815	–	1,533,982	–	1,533,982

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

As of December 31, 2020, the balance of receivables and payables corresponding to derivatives amounted to S/ 1,214.5 million and S/ 1,205.2 million respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/ 8.3 million and S/ 18.6 million respectively. The net impact of both items in the consolidated statement of income amounted to S/ 3.5 million of loss. As of December 31, 2019, the balance of receivables and payables corresponding to derivatives amounted to S/ 1,092.1 million and S/ 1,040.3 million, respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/ 12.6 million and S/ 14.0 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/3.2 million of profit.

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

As of December 31, 2020 and 2019, the net unrealized loss of Level 3 financial instruments amounted to S/7.2 million and S/ 1.9 million, respectively. During 2020 and 2019, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2020					2019
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	–	36,752,994	–	36,752,994	36,752,994	–	25,986,762	–	25,986,762	25,986,762
Cash collateral, reverse repurchase agreements and securities borrowing	–	2,394,302	–	2,394,302	2,394,302	–	4,288,524	–	4,288,524	4,288,524
Investments at amortized cost	5,552,020	113,992	–	5,666,012	4,962,382	3,772,509	124,222	–	3,896,731	3,477,046
Loans, net	–	127,761,125	–	127,761,125	127,761,125	–	110,485,717	–	110,485,717	110,485,717
Premiums and other policies receivable	–	937,223	–	937,223	937,223	–	838,731	–	838,731	838,731
Accounts receivable from reinsurers and coinsurers	–	919,419	–	919,419	919,419	–	791,704	–	791,704	791,704
Due from customers on acceptances	–	455,343	–	455,343	455,343	–	535,222	–	535,222	535,222
Other assets	–	1,823,556	–	1,823,556	1,823,556	–	1,700,861	–	1,700,861	1,700,861
Total	5,552,020	171,157,954	–	176,709,974	176,006,344	3,772,509	144,751,743	–	148,524,252	148,104,567

Liabilities
Deposits and obligations	–	142,365,502	–	142,365,502	142,365,502	–	112,005,385	–	112,005,385	112,005,385
Payables on repurchase agreements and securities lending	–	27,923,617	–	27,923,617	27,923,617	–	7,678,016	–	7,678,016	7,678,016
Due to Banks and correspondents and other entities	–	6,327,779	–	6,327,779	5,978,257	–	9,032,177	–	9,032,177	8,841,732
Banker’s acceptances outstanding	–	455,343	–	455,343	455,343	–	535,222	–	535,222	535,222
Payable to reinsurers and coinsurers	–	338,446	–	338,446	338,446	–	216,734	–	216,734	216,734
Lease liabilities	–	750,578	–	750,578	750,578	–	830,153	–	830,153	830,153
Bond and notes issued	–	17,264,023	–	17,264,023	16,319,407	–	15,638,835	–	15,638,835	14,946,363
Other liabilities	–	3,273,754	–	3,273,754	3,273,754	–	3,206,544	–	3,206,544	3,206,544
Total	–	198,699,042	–	198,699,042	197,404,904	–	149,143,066	–	149,143,066	148,260,149

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2020 and 2019, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.11	Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2020 and 2019, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2020	2019
Pension funds	49,582	53,912
Investment funds and mutual funds	52,174	43,635
Equity managed	25,273	18,387
Bank trusts	5,529	4,834
Total	132,558	120,768

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

i)	Madoff Trustee Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary ASB in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120.0 million in principal amount, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry), together with fees, costs, interest and expenses. The Madoff Complaint seeks the recovery of these redemptions from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and it dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. The mentioned petition was denied by the Supreme Court in June 2020. Following the denial of the petition for writ of certiorari, the judgment for dismissal by the Bankruptcy Court was vacated and the matter was remanded back to the Bankruptcy Court. The case now remains pending in the Bankruptcy Court. While management believes that ASB has substantial defenses against the Madoff Trustee’s claims and intends to defend against any action by the Madoff Trustee, following a recent decision by the US Supreme Court not to hear an appeal, certain defenses are no longer available, and therefore, management believes that a provision at this time would be prudent.

ii)	Fairfield Liquidator Litigation -

In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint against ASB (the Fairfield Complaint) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million in principal amount from ASB, representing the amount of ASB’s redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield V. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

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

The management believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

iii)	Government Investigations -

The former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former Chairman testified on November 18, 2019, and our current Vice Chairman testified on December 9, 2019. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fujimori 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

In addition, the former Chairman informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the Peruanos Por el Kambio campaign. These contributions were made in compliance both with Peruvian electoral law and with Credicorp’s own political contributions guidelines, adopted in 2015. These guidelines provided details on the procedures for obtaining approval for contributions and outlined the specific required conditions for transparent contributions.

The Peruvian Superintendencia del Mercado de Valores (‘SMV’ for its Spanish acronym) has initiated a sanctioning process against Credicorp, for not having disclosed to the market, in due course, the contributions made to political campaigns in the years 2011 and 2016. The Peruvian Superintendencia del Mercado de Valores (SMV) also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for not having disclosed to the market, in due course, the contributions made to political campaigns in connection with the 2016 presidential elections. The SMV has recently notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance Resolutions on these proceedings. The mentioned Resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a consequence of these sanctioning processes. Credicorp, BCP, Mibanco and Grupo Pacifico are going to appeal the Resolutions.

Credicorp believes that neither the contributions disclosed by our former Chairman and our current Vice Chairman in recent months nor the related SMV and SBS sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either will have material effect on the Company’s business, financial position or profitability.

Additionally, the SBS conducted a special analysis regarding the political contributions case at three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), with which these subsidiaries have cooperated. The SBS has initiated a sanctioning process against BCP on August 5, 2020. BCP responded on August 25, 2020. The SBS has recently notified BCP with first instance Resolution on this proceeding. The mentioned Resolution imposed a fine on BCP in the amount of US $ 482,000. BCP has already paid the fine and therefore the process has concluded.

36	EVENTS OCURRED AFTER THE REPORT PERIOD

Merger between Credicorp Capital Securities, Inc. and Ultralat Capital Markets, LLC:

On February 1, 2021, we finalized the merger between Credicorp Capital Securities, Inc. and Ultralat Capital Markets, LLC, which resulted in Credicorp Capital LLC. Credicorp Capital LLC is a broker-dealer registered with FINRA and the SEC. Credicorp Capital LLC is owned by Credicorp Capital Limited, which is wholly owned by Credicorp Ltd. Credicorp Capital LLC has an affiliate investment adviser, Credicorp Capital Advisors LLC. They share the same board of directors and ownership.

This operation will not have an impact on the consolidated financial statements of Credicorp Ltd. and Subsidiaries.

Merger between ASB Bank Corp and Atlantic Security Bank:

ASHC is executing a merger by absorption between its subsidiaries Atlantic Security Bank (Cayman Islands) and ASB Bank Corp (Panama), with the latter being the surviving entity. The process is in the regulatory approval stage and is expected to be concluded within the second quarter of 2021.

This operation will not have an impact on the consolidated financial statements of Credicorp Ltd. and Subsidiaries.

Interest rate ceiling

On March 2021, a new interest rate ceiling law was approved by Peru’s congress, which grants the BCRP the power to set rates every six months, with the purpose of regulating the market for consumer, small consumer, SMEs, and credit card loans. Additionally, the law also defines a new regulation on certain fee charges, which will be supervised by the SBS.

Management is in the process of evaluating the potential effects it could have on the Consolidated financial statements of Credicorp Ltd. and Subsidiaries of 2021 because the law has not been regulated yet.

BCP subordinated bonds repurchase, make-whole redemption and issuance:

As of March 2021, the Bank announced the results of a buyback offer for two subordinated bonds. A total of US$ 60.0 million was repurchased from the Subordinated Bond maturing in 2026, of which the outstanding amount was US$181.5 million. A total of US$ 11.0 million were exchanged and a total of US$ 88.5 million was repurchased from the Subordinated Bond maturing in 2027, of which the outstanding amount was US$294.7 million. Then the Bank announced a make-whole redemption from the Subordinated Bond maturing in 2026 and from the Subordinated Bond maturing in 2027, which will take place on April 2021.

At the same time, the Bank issued a subordinated bond under the Medium-Term Bond Program for US$ 500.0 million at a semi-annual coupon rate of 3.25 percent, maturing in September 30, 2031. The bonds issued have the option of repurchase in the year 2026 under the following conditions:

i. On September 30, 2026, BCP has the option to redeem all the bonds at a redemption price equal to 100% of the aggregate principal amount, otherwise, from that date it will pay a rate of fixed interest equal to the Treasury of the United States of America’s rate plus 245 basis points.

ii. After September 30, 2026, BCP may redeem all or part of the bonds at a redemption price equal to the greater of (1) 100% of the principal amount of the notes and (2) the sum of the remaining flows discounted at a discount rate equivalent to the Treasury of the United States of America’s rate plus 40 basis points.