Form 20-F
period 2021-12-31
CREDICORP LTD
filed 2022-04-26
CIK 1001290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Yes        ☒        No        ☐

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

Yes        ☐          No        ☒

CONTENT

Content

Content

Content
ABBREVIATIONS

Abbreviations	Meaning
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
ALCO	Asset and Liabilities Committee
ALM	Asset and Liabilities Management
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia’s Stock Market Self-regulator
ANPDP	Autoridad Nacional de Protección de Datos Personales or National Authority for the Protection of Personal Data
APS	Autoridad de Fiscalización y Control de Pensiones y Seguros or Supervision and Control Authority for Pensions and Insurance
ASB	Atlantic Security Bank, currently ASB Bank Corp.
ASBANC	Asociación de Bancos del Perú or Association of Banks of Peru
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority – Bolivia
ASHC	Atlantic Security Holding Corporation
ASOMIF	Asociación de Instituciones de Microfinanzas del Peru or Association of Microfinance Institutions of Peru
ATM	Automated Teller Machine (cash machine)
Bancompartir	Banco Compartir S.A., now Mibanco Colombia
BCB	Banco Central de Bolivia or Bolivian Central Bank
BCCh	Banco Central de Chile or Central Bank of Chile
BCM	Business Continuity Management
BCP Bolivia	Banco de Crédito de Bolivia S.A.
BCP Consolidated	BCP Consolidated includes BCP Stand-alone, Mibanco and Solución Empresa Administradora Hipotecaria
BCP Miami	Banco de Crédito del Perú, Miami Agency
BCP Panama	Banco de Crédito del Perú, Panama Branch
BCP Stand-alone	Banco de Crédito del Perú including BCP Panama (Panama Branch) and BCP Miami (Miami Agency), but excluding subsidiaries
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
BLMIS	Bernard L. Madoff Investment Securities LLC.
BOB	Bolivianos – Bolivian Currency
Bps	Basis Points
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAS	Contrato Administrativo de Servicios or Administrative Contracting of Services
CCSI	Credicorp Capital Securities Inc.
CEO	Chief Executive Officer
CET1	Common Equity Tier I
CGU	Cash-Generating Unit
CID	Corporate and International Division

Content
CIMA	Cayman Islands Monetary Authority
CLP	Chilean Peso – Chilean Currency
CMF	Comisión para el Mercado Financiero or Financial Markets Commission of Chile
CODM	Chief Operating Decision Maker
COFIDE	Corporación Financiera de Desarrollo S.A. or Peruvian Government-Owned Development Bank
CONFIEP	Confederación Nacional de Instituciones Empresariales Privadas or National Confederation of Private Business Institutions in Peru
COO	Chief Operating Officer
COOPACS	Cooperativa de Ahorro y Créditos de Peru or Savings and Loans Associations of Peru
COP	Colombian Peso – Colombian Currency
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPS	Comisión de Protección Social or Social Protection Committee of Peru
CRAC	Rural Savings Banks of Peru
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa SAB S.A.
Credicorp Capital Chile	Credicorp Capital Chile S.A., operating subsidiary of Credicorp Capital Holding Chile
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondo SAFI S.A.
Credicorp Capital Holding Chile	Credicorp Capital Holding Chile S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Colombia	Credicorp Capital Holding Colombia S.A.S., holding subsidiary of Credicorp Capital Ltd.
Credicorp Holding Colombia	Credicorp Holding Colombia S.A.S., holding subsidiary of Credicorp Ltd., which holds Credicorp Capital Colombia S.A.S. and Mibanco – Banco de la Microempresa de Colombia S.A.
Credicorp Capital Holding Peru	Credicorp Capital Holding Peru S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Peru	Credicorp Capital Peru S.A.A., operating subsidiary of Credicorp Capital Holding Peru, and formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Credititulos S.A.
CRS	Common Reporting Standards
CTF	Counter-Terrorism Financing
Culqi	Compañia Incubadora de Soluciones Moviles S.A.
DANE	Departamento Administrativo Nacional de Estadísticas or Colombian National Statistics Bureau
D&S	Disability and Survivorship

Content
Deposit Insurance Fund	Fondo de Seguro de Depósitos or Deposit Insurance Fund of Peru
DIAN	Dirección de Impuestos y Aduanas Nacionales or Taxes and National Customs Authority
DTA	Deferred Tax Assets
Edpymes	Empresas de Crédito or Small and Micro Firm Development Institution, formerly Empresas de Desarrollo de Pequeña y Microempresa (Legislative Decree No. 1531)
Edyficar	Empresa Financiera Edyficar S.A.
EIR	Effective Interest Rate
Encumbra	Empresa Financiera Edyficar S.A.S.
EPS	Entidad Prestadora de Salud or Health Care Facility
ENPS	Employee Net Promoter Score
FAE	Fondo de Apoyo Empresarial or Business Support Fund
FAE-Mype	Fondo de Apoyo Empresarial a la Mype or SME Business Support Fund
FATCA	Foreign Account Tax Compliance Act
FC	Foreign Currency
FCA	Financial Conduct Authority – United Kingdom
FED	Board of Governors of the U.S. Federal Reserve System
FFIEC	Federal Financial Institutions Examination Council
FIBA	Financial and International Business Association
FINRA	Financial Industry Regulatory Authority – US
Fintech	Financial Technology
FMV	Fair market value
Fondemi	Fondo de Desarrollo de la Microempresa or SMEs Development Fund
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
Grupo Pacifico	Pacífico Compañía de Seguros y Reaseguros S.A. and consolidated subsidaries
IASB	International Accounting Standards Board
IBA	ICE Benchmark Administration Limited
IBNR	Incurred but not reported
ICBSA	Inversiones Credicorp Bolivia S.A.
INDECOPI	Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual del Perú or National Institute for the Defense of Competition and the Protection of Intellectual Property
IFRS	International Financial Reporting Standards
IGA	Intergovernmental Agreements
IGBVL	Índice General de la Bolsa de Valores de Lima or General Index of the Lima Stock Exchange
IIA	Institute of Internal Auditors
IMF	International Monetary Fund
INEI	Instituto Nacional de Estadística e Informática or Peruvian National institute of Statistic and Informatic
IPO	Initial Public Offering
IRS	Internal Revenue Service
ISACA	Information Systems Audit and Control Association

Content
IT	Information Technology
KRI	Key Risk Indicators
LC	Local Currency
LCR	Liquidity Coverage Ratio
LGD	Loss Given Default
LIBOR	London Interbank Offered Rate
LoB	Lines of Business
LTV	Loan to Value
MEF	Ministry of Economy and Finance of Peru
Mibanco	Mibanco, Banco de la Microempresa S.A.
Mibanco Colombia	Mibanco, Banco de la Microempresa de Colombia S.A.
MMD	Middle-Market Division
Mype	Micro y Pequeña Empresa or Micro and Small Enterprise
NIM	Net Interest Margin
NIST	National Institute of Standards and Technology
NPS	Net Promoter Score
NYSE	New York Stock Exchange
OECD	Organization for Economic Cooperation and Development
P&C	Property and Casualty
Pacifico Seguros	Pacífico Compañía de Seguros y Reaseguros S.A.
PEN	Peruvian Sol (S/) – Peruvian Currency
PPS	Peruvian Private Pension System
RBG	Retail Banking Group
ROAA	Return on Average Assets
ROAE	Return on Average Equity
ROE	Return on equity
RWAs	Risk-Weighted Asset
S&P	Standard and Poor’s
SBP	Superintendencia de Bancos de Panamá or Superintendency of Banks of Panama
SBS	Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or Superintendence of Banks, Insurance and Pension Funds – Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEAH	Solución Empresa Administradora Hipotecaria S.A.
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Financial Superintendence of Colombia
SME	Small and Medium Enterprise
SME – Business	SME-Business Credicorp Segment
SME – Pyme	SME-Pyme Credicorp Segment

Content
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market – Peru
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria or Superintendence of Tax Administration – Peru
SUSALUD	Superintendencia Nacional de Salud or National Health Superintendence
Soles	Peruvian currency (S/ - PEN)
Tenpo	Tenpo SpA (formerly Krealo SpA)
Tyba	Credicorp Capital Negocios Digitales S.A.S.
U.S. Dollar	United States currency (also $, US$, Dollars or U.S. Dollars)
USA	United States of America (USA, U.S.A., US or U.S.)
USDPEN	Currency exchange rate between the U.S. Dollar and the Peruvian Sol
VaR	Value at Risk
VAT	Value-added tax
Wally	Wally POS S.A.C.
WBG	Wholesale Banking Group
WHO	World Health Organization

Content
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

The balances of financial instruments as of December 31, 2019, 2020 and 2021 have been prepared in accordance with IFRS 9 “Financial Instruments”; the balances of the previous periods have been prepared in accordance with IAS 39 “Financial Instruments: Measurement and recognition”. Also, the balances of leases as of December 31, 2019, 2020 and 2021 have been prepared in accordance with IFRS 16 “Leases”; and the balances of the previous period have been prepared in accordance with IAS 17 “Leases”.

We operate primarily through our four lines of business (LoBs): Universal Banking, Microfinance, Insurance & Pensions, and Investment Banking & Wealth Management.

Our eight main operating subsidiaries are:

•
Within Universal Banking: (i) Banco de Crédito del Perú S.A. (BCP Stand-alone), a Peruvian financial institution; and (ii) Banco de Crédito de Bolivia S.A. (BCP Bolivia) a commercial bank that operates in Bolivia and that we hold through Inversiones Credicorp Bolivia S.A. (ICBSA);

•
Within Microfinance: (iii) Mibanco, Banco de la Microempresa S.A. (Mibanco), a Peruvian banking entity oriented toward the micro and small business sector; and (iv) Mibanco – Banco de la Microempresa de Colombia S.A. (Mibanco Colombia), which resulted from the merger between Banco Compartir S.A. (Bancompartir) and Edyficar S.A.S. (Encumbra), which we hold through Credicorp Holding Colombia S.A.S.;

•
Within Insurance and Pensions: (v) Pacífico Compañía de Seguros y Reaseguros S.A. (Pacífico Seguros and, together with its consolidated subsidiaries, Grupo Pacífico), an entity that contracts and manages all types of general risk and life insurance, reinsurance and property investment and financial operations; and (vi) Prima AFP, a private pension fund; and

•
Finally, within Investment Banking and Wealth Management: (vii) Credicorp Capital Ltd. (together with its subsidiaries) was formed in 2012, and (viii) ASB Bank Corp., resulted from the merger between ASB Bank Corp. and Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (ASHC).

Content
For information about these LoBs, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (2) Lines of Business (LoBs)”.

As of and for the year ended December 31, 2021, BCP Stand-alone represented 75.5% of our total assets and 69.1% of our equity attributable to Credicorp’s equity holders (that is, its shareholders). Unless otherwise specified, the financial information for BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, ASB Bank Corp., Grupo Pacifico, Prima AFP and Credicorp Capital included in this Annual Report is presented in accordance with IFRS and before eliminations for consolidation purposes. See “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” and “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and Development of the Company”. We refer to BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacifico, Prima AFP, Credicorp Capital and ASB as our main operating subsidiaries.

“ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2019, 2020 and 2021.

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “S/”, “Sol”, “local currency” or “Soles” are to Peruvian Soles (each Sol is divided into 100 céntimos (cents)), and references to “$”, “US$,” “Dollars”, “US Dollars” or “U.S. Dollars” are to United States Dollars. In addition, references to USDPEN are the currency exchange rate between the U.S. Dollar and the Peruvian Sol.

Content
Some of our subsidiaries, namely Atlantic Security Holding and four of its subsidiaries: Atlantic Security International Financial Services Inc (ASIF), ASB Bank Corp., Atlantic Private Equity Investment Advisor, Atlantic Security Private Equity General Partner, Credicorp Capital USA, Inc. (with its subsidiaries Credicorp Capital Advisors LLC. and Credicorp Capital LLC.) and Credicorp Capital Asset Management Administradora General de Fondos maintain their operations and balances in US Dollars and other currencies. As a result, in certain instances throughout this Annual Report, we have translated US Dollars and other currencies to Soles. You should not construe any of these translations as representations that the US Dollar amounts actually represent such equivalent Sol amounts or that such US Dollar amounts could be converted into Soles at the rate indicated, as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from US Dollar amounts at an exchange rate of S/3.987 = US$1.00, which is the December 31, 2021 exchange rate set by the Peruvian Superintendence of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or SBS by its Spanish initials). Converting US Dollars to Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would result by converting the same amount of US Dollars on a different specified date (at the prevailing exchange rate on such date). Our Bolivian subsidiary operates in Bolivianos (BOB). For consolidation purposes, our Bolivian subsidiary’s financial statements are also presented in Soles. Our Colombian and Chilean subsidiaries operate in Colombian Pesos (COP) and Chilean Pesos (CLP), respectively, and their financial statements are also converted into Soles for consolidation purposes.

Our management’s criteria for translating foreign currency, for the purpose of preparing Credicorp’s consolidated financial statements, are described in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (3) Critical Accounting Policies – 3.3 Foreign Exchange”.

Content
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

Forward-looking statements are based only on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance, or events may be materially different from those in the forward-looking statements due to, without limitation, the following factors:

a)	Economic conditions in Peru;
b)	The occurrence of natural disasters or political or social instability in Peru;
c)	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
d)	Performance of, and volatility in, financial markets, including in Latin America and other emerging markets;
e)	The frequency, severity, and types of insured loss events;
f)	Fluctuations in interest rate levels;
g)	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
h)	Deterioration in the quality of our loan portfolio;
i)	Increasing levels of competition in Peru and markets in which we operate;
j)	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
k)	Changes in the policies of central banks and/or foreign governments;
l)	Effectiveness of our risk management policies and of our operational and security systems;
m)	Emerging cybersecurity and environmental risks;
n)	Losses associated with counterparty exposures;
o)
The scope of the coronavirus disease 2019 (COVID-19) pandemic, actions taken to contain the COVID-19 pandemic and related economic effects from such actions and our ability to maintain adequate staffing; and

Content
p)	Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

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

Content
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

The summary of our consolidated financial data as of, and for the years ended, December 31, 2019, 2020 and 2021 were derived from the consolidated financial statements audited by Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited, independent registered public accountants.

The report of Gaveglio, Aparicio y Asociados S.C.R.L on the consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 appears elsewhere in this Annual Report.

Content
SELECTED FINANCIAL DATA

	Year ended December 31,
	2019	2020	2021	2021
	(In thousands of Soles, except percentages, ratios, and per common share data)			In thousands of US Dollars (1)
INCOME STATEMENT DATA:
IFRS:
Interest and similar income	12,381,664	11,547,648	11,850,406	3,038,306
Interest and similar expenses	(3,289,913)	(2,976,306)	(2,488,426)	(638,003)
Net Interest, similar income and expenses	9,091,751	8,571,342	9,361,980	2,400,303
Provision for credit losses on loan portfolio (2)	(2,100,091)	(6,080,289)	(1,558,951)	(399,697)
Recoveries of written-off loans	254,155	159,781	346,728	88,897
Provision for credit losses on loan portfolio, net of recoveries	(1,845,936)	(5,920,508)	(1,212,223)	(310,800)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	7,245,815	2,650,834	8,149,757	2,089,503
Commissions and fees	3,232,781	2,912,778	3,493,734	895,753
Net gain on foreign exchange transactions	748,382	622,783	920,797	236,082
Net gain on securities	546,814	523,082	28,650	7,346
Net gain on derivatives held for trading	6,043	40,789	185,271	47,501
Net gain from exchange differences	19,520	19,804	34,698	8,896
Other income	344,229	286,981	263,716	67,614
Total non-interest income	4,897,769	4,406,217	4,926,866	1,263,192
Net premiums earned	2,394,243	2,428,060	2,671,530	684,949
Net claims incurred for life, general and health insurance contracts	(1,531,418)	(1,708,113)	(2,341,917)	(600,440)
Acquisition cost	(365,848)	(361,814)	(333,334)	(85,463)
Total other expenses (3)	(6,665,048)	(7,191,023)	(7,740,086)	(1,984,468)
Profit before income tax	5,975,513	224,161	5,332,816	1,367,273
Income tax	(1,623,182)	109,977	(1,660,987)	(425,858)
Net profit	4,352,331	334,138	3,671,829	941,415
Attributable to:
Credicorp’s equity holders	4,265,304	346,894	3,584,582	919,045
Non-controlling interest	87,027	(12,756)	87,247	22,369
Number of shares as adjusted to reflect changes in capital (4)	79,510,153	79,467,865	79,531,948	-
Net basic earnings per common share attributable to Credicorp’s equity holders (5)	53.66	4.37	45.09	11.56
Net dilutive earnings per common share attributable to Credicorp’s equity holders (5)	53.53	4.36	44.99	11.53
Cash dividends declared per common share Soles (6)	30.0	5.0	-	-

Content
	As of December 31,
	2019	2020	2021	2021
	(In thousands of Soles, except percentages, ratios, and per common share data)			In thousands of US Dollars (1)
STATEMENT OF FINANCIAL POSITION DATA:
IFRS:
Total assets	187,859,340	237,406,163	244,821,984	61,405,062
Total loans (7)	115,609,679	137,659,885	147,597,412	37,019,667
Allowance for loan losses (2)	(5,507,759)	(10,435,623)	(9,071,011)	(2,275,147)
Total deposits (8)	111,324,194	141,660,321	149,587,798	37,518,886
Equity attributable to Credicorp’s equity holders	26,237,960	24,945,870	26,496,767	6,645,791
Non-controlling interest	508,350	499,777	540,672	135,609
Total equity	26,746,310	25,445,647	27,037,439	6,781,399

	As of and for the year ended December 31,
	2019	2020	2021

SELECTED RATIOS
IFRS:
Net interest margin (NIM) (9)	5.40%	4.30%	4.10%
Return on average total assets (ROAA) (10)	2.34%	0.16%	1.49%
Return on average equity (ROAE) (11)	17.03%	1.36%	13.94%
Operating efficiency (12)	42.48%	45.09%	44.96%
Operating expenses as a percentage of average assets (13)	3.62%	3.11%	3.12%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	13.97%	10.51%	10.82%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (14)	16.65%	16.44%	16.71%
Total internal overdue loan amounts as a percentage of total loans (15)	2.86%	3.40%	3.77%
Allowance for direct loan losses as a percentage of total loans	4.43%	7.19%	5.74%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (16)	4.03%	6.58%	5.32%
Allowance for direct loan losses as a percentage of total internal overdue loans (17)	155.04%	211.26%	152.40%
Allowance for direct loan losses as a percentage of impaired loans (18)	88.05%	100.94%	75.13%
Dividend payout ratio (19)	55.91%	114.42%	-
Equity to assets ratio (20)	13.76%	11.05%	10.21%
Shareholders’ equity to assets ratio (21)	14.01%	11.28%	10.41%

Content
Note: Total internal overdue loans include overdue and under legal collection loans.
(1)
Translated for convenience only from Sol amounts to US Dollar amounts using exchange rates of S/3.987000 = US$1.00, which is the December 31, 2021 exchange rate set by the SBS, for statement of financial position data and of S/3.900333 = US$1.00, which is the average exchange rate on a monthly basis in 2021, for income statement data (for consistency with the annual amounts being translated). As of December 31, 2020, Provision for credit losses increased due to the COVID-19. For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors”.

(2)
Provision for credit losses on loan portfolio and allowance for loan losses include provisions and reserves with respect to direct loans losses and indirect loans losses or off-balance sheet items such as guarantees and standby letters, performance bonds, and import and export letters of credit. The 2020 provision for credit losses increased from 2019 results due to the economic effects of the COVID-19 pandemic. For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.”.

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

(6)
Dividends declared per share based on net profit attained for the financial years 2019 and 2020 were declared in Soles and paid in US Dollars on May 8, 2020 and October 07, 2021, respectively, using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 6, 2020 and October 07, 2021, respectively. On September 25, 2019, the Credicorp Board of Directors agreed to pay an additional dividend from the reserves, which was declared in Soles and paid in US Dollars on November 22, 2019, using the exchange rate registered by the SBS for the transactions at the close of business on November 20, 2019. Dividends based on net profit obtained for the financial years 2021 have not been declared yet.

(7)
“Total loans” refers to “loans, net of unearned income” as disclosed in our consolidated financial statements, which equals direct loans plus accrued interest minus unearned interest. See Note 7 to the consolidated financial statements. In addition to loans outstanding, we had off-balance-sheet items, including those mentioned in Note (2) above that amounted to S/21,081.0 million, S/20,973.8 and S/22,914.3 million, as of December 31, 2019, 2020 and 2021, respectively. See Note 21 to the consolidated financial statements.

(8)	Total deposits exclude Interest payable. See Note 14 to the consolidated financial statements.
(9)	Net interest similar income and expenses as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances.
(10)	Net profit attributable to Credicorp’s equity holders as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(11)	Net profit attributable to Credicorp’s equity holders as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances.
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

(19)
Dividends declared based on net profit attained for the financial years 2019 and 2020 divided by net profit attributable to our equity holders of the year 2019 and 2020, respectively. Dividends for 2021 results have not been declared yet.

(20)	Average equity attributable to our equity divided by average total assets, both averages computed as the average of month-ending balances.
(21)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

3.B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

Content
3. D	Risk Factors

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

Macroeconomic Risks

Our geographic location exposes us to risks related to Peruvian political, social, and economic conditions.

Most operations of BCP Stand-alone, Grupo Pacifico, Prima AFP, Mibanco and a significant part of Credicorp Capital’s operations are located in Peru. In addition, while ASB Bank Corp. is based in Panama rather than in Peru, most of its customers are located in Peru. Therefore, our results primarily depend on economic activity in Peru. Changes in economic conditions, both international and domestic, government policies or social uncertainty can alter the financial health and normal development of our businesses. These changes may include, but are not limited to, high inflation, currency depreciation, currency exchange controls, limits on interest rates, confiscation of private property, financial regulation, among others. Similarly, terrorist activity, political and social unrest and corruption scandals can adversely impact our operations.

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

Likewise, political disputes between the government and the opposition have been experienced. Since 2001, more than ten different political organizations have nominated candidates for President in each of the four elections, showing low approval rating for all candidates (usually around 20%-30% approval ratings). Under former President Kuczynski’s term, there were several episodes of political disputes and turmoil which resulted in minister censoring by Peru’s congress. After Kuczynski’s resignation in March 2018 (amid corruption allegations due to the Lava Jato (Portuguese for “car wash”) scandal) led to Martin Vizcarra taking office. The tension between the executive branch and congress persisted, and finally President Vizcarra dissolved the congress on September 30, 2019, and called for a new election of congressional members. Importantly, on January 15, 2020, the Constitutional Court ruled that the dissolution of Peru’s congress was constitutional. After the new congress entered office in March 2020, political disputes still persisted, which was reflected in the bills presented by congress and the vetoes adopted by the Executive branch. Between the general elections in 2016 until March 2021, Peru had 4 presidents, 2 congresses and 9 prime ministers, which reflects the political uncertainty derived from confrontation between the government and congress.

Content
According to the Peruvian National institute of Statistic and Informatic (Instituto Nacional de Estadítica e Informática or INEI by its Spanish initials), high levels of poverty in Peru have always been a historical factor of social conflict. Between 2010 and 2019, according to INEI, Peru’s poverty rate decreased from 30.8% of the population to 20.2%. However, according to INEI, in 2020, due to the economic shock resulting from the COVID-19 pandemic, and lockdowns that reduced output, the poverty rate increased to 30.1%, erasing nearly all gains from the last decade.

In this context of higher poverty, in 2021, Pedro Castillo was elected president resulting in a political and social polarization, and the fragmentation of political forces has been noted by all major rating agencies that rate Peruvian obligations. Since July 2021, President Castillo has appointed four prime ministers, Guido Bellido in July 2021, Mirtha Vasquez in October 2021, Hector Valer in February 2022, and Anibal Torres in February 2022. The current minister of finance is Oscar Graham. Even though his influence within the cabinet is limited, Mr. Graham is an experienced economist from the Peruvian Central Bank (Banco Central de Reserva or BCRP by its Spanish initials) and has worked at the Ministry of Finance (MEF) as General Director of Financial Markets and as an advisor to the Minister. Among the risks of Castillo’s government is the intentions of higher state control of the economy, the change of the 1993 Constitution, and the lack of a highly technical cabinet. However, a high disapproval of the government reduces the risk of a Constituent Assembly and a radical change in the economic regime (according to Datum, an international recognized market research company, government disapproval was 76% as of April 2022). If this context continues, agents anticipate that it would be unlikely to see a net capital outflow like the one in 2021, which reached a historical record of around US$16 billion (7.4% of GDP in 2021), according to the BCRP.

There can be no assurance that Peru will not face political, economic, or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations. There is always the possibility that a political fraction could promote policies to respond to social unrest with messages that could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. Mining is an important part of the Peruvian economy. According to INEI, the mining and hydrocarbons sector represented 14.4% of GDP (mining 12.1% and hydrocarbons 2.2%) in 2021. The country’s exports are highly concentrated in the mining industry; in 2021 free on board (FOB) exports of metallic mining represented 62.8% of total exports, with tax revenues from the sector representing 16.3% of total tax revenue in 2021 (9.1% in January 2022).

Content
On several occasions, local communities have opposed these operations and accused them of polluting the environment, specifically rivers, hurting agricultural and other traditional economic activities, as well as complained of not receiving the benefits in terms of growth and wealth generated by the mining projects. For example, in 2021, given the politicized social unrest in Apurimac surrounding the mining project Las Bambas, the firm MMG stated that if the routes to the mine continued blocked by different politicized members of communities surrounding the mine and routes to the mine, they will not be able to operate. During 2021, due to restrictions on both inbound and outbound transportation, Las Bambas has been forced to progressively reduce mining operations. At the end of 2021, Las Bambas produced 12.6% of all Peruvian copper.

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

ICBSA, Credicorp Capital Holding Colombia, Credicorp Capital Holding Chile and ASB Bank Corp. expose us to risks related to Bolivian, Colombian, Chilean and Panamanian political and economic conditions, respectively.

Latin America has historically shown high rates of poverty and social inequalities. According to CEPAL, Poverty in Latin America went from 51.2% in 1990 to 31.6% in 2010, and due to the pandemic poverty increased to 33.0% in 2020, and in 2021 CEPAL estimates 32.1%. With respect to extreme poverty in Latin America, it went from 15.5% in 1990 to 11.4% in 2019, and because of the pandemic it increased to 13.1% in 2020, and in 2021 CEPAL estimates an increase to 13.8%. Representing the high rates of social inequalities, the Gini coefficient, a measure of income inequality (from 0 to 1; 0=no inequality, 1=maximum inequality), was 0.54 for Latin America in 2002 and was 0.46 in 2020. In 2020, the Gini coefficients for certain major Latin-American countries were as follows according to the World Bank: Colombia – 0.55, Brazil – 0.52, Panama – 0.51, Chile – 0.47, Ecuador – 0.47, Peru – 0.46, Bolivia – 0.45, Mexico – 0.45. As a comparison, according to the World Bank, the Gini coefficient shows less inequality in Spain – 0.35, Canada – 0.33, Denmark – 0.28, Netherlands – 0.28, Belgium – 0.27, Iceland – 0.26 and, Slovenia – 0.25.

As a consequence of this poverty and inequality, which results in fewer economic opportunities for Latin Americans, Latin America has lately witnessed the advance of leftist positions and populist promises in the political arena. There have been related riots in Chile and Colombia, far-left candidates have won elections in Argentina, El Salvador, Peru, Chile and Nicaragua, and new leftist governments may soon be elected in the upcoming presidential elections in Colombia and Brazil. As a consequence, there is a risk for private investment and investment confidence, as leftist, populist, and non-feasible promises continue in political set.

Content
Bolivia

During 2021, the Bolivian economy registered a gradual recovery, after an unprecedented contraction of 8.83% in 2020 due to the consequences of the COVID-19 pandemic. With the easing of strict lockdown measures imposed in 2020, many economic sectors resumed operations in 2021, allowing for an improvement in the main macroeconomic indicators. Also, the international context and higher commodities’ prices played a fundamental role in restoring the dynamics of key sectors of the economy. Specifically, the mining and commodities sector experienced significant benefits from the favorable external context. Likewise, there was less pressure on international reserves due to a decrease in the local demand for dollars and a positive flow of foreign currency into the financial system. By the end of the year, Bolivia’s international reserves were at US$4.7 billion, equivalent to 12.0% of its GDP.

According to local analysts, Bolivia’s GDP expanded approximately 6.0% in 2021. For 2022, the Minister of Economy has predicted that the growth rate will be 5.1%, provided that external conditions do not change and the government continues with its stimulus programs. On the other hand, the authorities expect a progressive reduction in the fiscal deficit in 2022 year and a slight increase in inflation. However, the economic outlook will still depend on the application of sustainable economic policies in the medium term, access to external financing, control of the COVID-19 pandemic and the extent to which the Omicron variant of the coronavirus that causes COVID-19 may affect Bolivia is not yet clear.

Additionally, the lending quotas and caps on interest rates that were established in the financial services law (Ley de Servicios Financieros No. 393), which was enacted in 2013, continued to negatively impact interest margins on banks and reduce their ability to generate enough capital to maintain the growth rates in their lending portfolios. Finally, according to Law No. 1392, enacted in September 2021, participants in the private pension system, were made eligible, under certain conditions, to make partial withdrawals from their pension funds. However, the impact on the liquidity of the financial system of this measure was minimal.

Colombia

The Colombian economy achieved a remarkable performance in 2021, as the GDP expanded 10.6% (compared to having shrunk 7.0% in 2020) according to the Colombian National Statistics Bureau (DANE by its Spanish Initials), despite dealing with a national strike between March and April 2021 and a strong third wave of COVID-19 contagion in 2Q21. This strong performance was mainly explained by the remarkable evolution of consumption, as household spending maintained a strong momentum throughout the year amid favorable financial conditions, record-high remittances from abroad workers and a continuous reopening of the economy, which pushed services spending. On its part, the government maintained an expansionary spending stance, like the one of the first year of the pandemic, which also significantly pushed the growth of domestic demand.

Content
While the recovery of the economy has been strong and better-than-expected, there are pending tasks and weaknesses that should be acknowledged. First, exports have been weak in the past quarters and have lagged the recovery of total GDP. Thus, the current account deficit has widened significantly given weak external sales and the rapid acceleration of domestic demand. Subsequently, Colombia currently has one of the largest external deficits among emerging countries (close to 5.7% of GDP in 2021, according to Banco de la República). Secondly, the investment recovery has lagged in comparison to the consumption recovery, mainly due to the political and pandemic uncertainty. Finally, the labor market has not yet fully recovered, which may cause more social tensions for the upcoming government.

Furthermore, uncertainty is also driven by the upcoming elections in first half of 2022. Following the elections held in mid-March of 2022, Congress will continue to be fragmented during the 2022 to 2026 period, remaining a key counterweight for the next administration. Regardless of the profile and political leaning of the upcoming president, the administration will have to deal with pressures on the labor market, the pension system, the public finances, and the need of diversifying (and strengthening) the exports basket of the country.

According to the National Registry, in the congressional elections held in March 2022, the far-left party Pacto Histórico, led by presidential candidate Gustavo Petro, reached roughly 18% of votes, equivalent to 19 seats in the Senate. On the other hand, the Conservative party (right) reached 16 seats. Although it is too early to assume potential alliances, it seems very tough for any candidate to achieve more than 50% in Congress.

Beyond Congress, the threat of a potential populist government after the upcoming presidential elections (May 29, 2022, with a possible runoff on June 19, 2022) remains high. Gustavo Petro, who leads the voting polls (36.5% and 37.0% according to the latest surveys of CNC (Centro Nacional de Consultoría) and Yanhaas, respectively) would represent a threat to policy continuity given his heterodox proposals. The silver lining is that Mr. Petro has affirmed that he would not pursue a constitutional change, as he aims to enforce the current Constitution. We believe that his proposals would nevertheless have a strong effect on the economy over time, particularly through an impact on private investment.

Despite the electoral uncertainty, 2022 GDP is expected to grow 4.9% according to expectations surveys of Banco de la República, as the impulse of private consumption should remain as the economy reopens, while investments and exports would eventually catch up to the favorable external conditions.

Content
Chile

The Chilean GDP rebounded 11.7% in 2021 (compared to a 5.8% contraction in 2020) according to the Central Bank of Chile (BCCh by its Spanish initials), one of the biggest among region and emerging countries. The reopening process, measures to support households and companies and withdrawals from pension funds boosted growth during the last part of the year. As a result, the GDP is expected to grow around 8% in 2022 according to BCCh statistics, above pre-pandemic levels.

Chile’s vaccination process, continues to evolve positively, leading the region in terms of vaccinated population and also one of the best performers at a global level. In fact, in January 2022, the government started the implementation of 4th vaccination doses. Nevertheless, inflation accelerated during the last half of 2021 and closed at 7.2% (in comparison to 2020) according to the National Statistics Institute (INE), while the policy rate stood at 4%. As a result of idiosyncratic factors, the CLP depreciated almost 20% in 2021, closing the year at CLP/USD 850 according to BCCh statistics.

On the political front, on December 19, 2021, the presidential election showed that leftist candidate Gabriel Boric was elected as the new Chilean president with 56% of the votes, while conservative candidate Jose Antonio Kast obtained 44%. Voter turnout stood at 56%, higher than the ballotage in 2017 and from the first voting round in November 2021. In fact, according to the national election commission, the participation rate was even higher than the Plebiscite in 2019, beating even the most optimistic forecasts, but in line with a political event that was considered one of the most polarized, uncertain, and relevant political processes in Chile from the last decades. Mr. Boric became president in March 2022, and his term lasts until March 2026.

In addition, Congress election in November 2021 showed that, in the upper house, the right-wing coalition increased its participation from 44% to 50%, while in the lower chamber, it reduced its participation from 46% to 44%, according to the national election commission. However, the left-wing coalition now is even more fragmented than before. These results will be particularly relevant to reach the quorums needed to approve upcoming structural reforms.

The Constitutional Convention that was convened to draft a new constitution for Chile after the approval of a national plebiscite held in October 2020, has approved both some moderate articles and some articles that propose significant changes. Some of the most controversial articles approved include i) the creation of regional states that are politically, administratively and financially autonomous; ii) legal pluralism; and iii) jurisdictional responsibility. Other controversial articles that are still pending for approval include: i) changes in the political system, ii) nationalization of mining companies, and iii) changes in the water rights. A sluggish private investment, a lower long-term GDP growth and a persistent low business sentiment are the main risks that may arise from radical proposals approval. It is still too early to determine whether Chile will face a substantial or moderate shift in the rules. The referendum will take place in September 2022, and 44% of respondents are expected to vote in favor of the new constitution, 37% against, and 19% undecided, according to a CADEM (market research company) poll conducted on March 6, 2022.

Content
Panama

Panama was one of the Latin American countries hardest hit by the pandemic, due to the importance of the services sector, which represents more than 75% of GDP according to Focus Economics statistics, and its reliance on external demand. It models as a regional trade, logistics and financial hub, highly integrated into the world economy, which left it vulnerable to a severe global downturn. The prolonged social distancing measures also played an important role in making the 2020 recession an unprecedented one, where GDP contracted 17.9% according to the National Institute of Statistics and Census (INEC).

Compared to other countries where Credicorp operates, Panama’s economic recovery has been weaker given the lack of fiscal space to adopt an expansionary fiscal policy and the absence of a central bank that executes its own monetary policy, as it is a dollarized economy. In that sense, although the GDP rebounded 15.3% in 2021 (according to the latest data available of INEC), which is considered one of the highest growth rates in the region, the GDP is still 5.4% below the same period of 2019. Growth in 2021 has been supported by the continued global economic recovery, big infrastructure projects and the first full year of copper production of Minera Cobre Panamá. This mining project has been the largest private investment project in Panama’s history (US$6.7 billion or 10.0% of 2019 GDP, according to the IMF) and will be part of the top 15 copper production mines in the world. Copper exports have more than doubled from US$1.1 billion in 2020 to US$2.8 billion in 2021according to the INEC.

Panama faces important public debt sustainability issues and is part of the grey list of the Financial Action Task Force (FATF). Public debt as a percentage of GDP peaked in 2020 at 68% of GDP. As a result of this weakened fiscal position, Panama’s credit rating has suffered downgrades. In November 2020, Standard & Poor’s (S&P) reduced its credit rating to BBB with stable outlook and later, in August 2021, changed the outlook to negative. Additionally, in March 2021, Moody’s also lowered its credit rating by one notch to Baa2. Lastly, in February 2020, Fitch changed its outlook to negative (BBB) and a year later, in February 2021 it downgraded its credit rating to BBB- with no upgrade of the outlook, which left Panama only one notch above investment grade. The outlook was changed from negative to stable in January 2022. As of December 2021, Panama’s public debt of as repsented 63% of its GDP, which is still higher than pre-pandemic levels.

For 2022, the Economic Commission for Latin America and the Caribbean (ECLAC) estimates that the economy will expand 7.3% and that it will have the highest growth rate in the region. Thus, according to the government, it is highly probable it will recover to pre-pandemic levels as activities keep returning to normality, the population is increasingly vaccinated, and copper production and large infrastructure projects continue.

As a result, significant changes to Bolivian, Colombian, Chilean and Panamanian political and economic conditions could have an adverse effect on our business, financial condition, and results of operations.

Content
Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Economic conditions in other countries and developments in international financial markets can affect Peru’s economic growth.

Peruvian trade responds significantly to fluctuations in metal prices, especially gold and copper. The trade balance closed in 2021 at a historical maximum of US$14,752 million. Exports reached 28% of GDP, the highest since the 1950s. As of February 17, 2022, copper price registered US$4.55 per pound, this is an increase of 63% since December 31, 2019, and 20% since December 31, 2020. It is worth to mention, that copper price stood at a minimum of US$2.10 per pound during March 2020. As of December 2021, gold prices registered US$1,829.2 per Troy ounce, decreasing 3.6% since December 31, 2020, but increasing 16.0% since December 31, 2019.

For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.”

In addition to changes in metal prices, Peru is also vulnerable to fluctuations in foreign demand, especially from China (33% of Peru’s 2021 exports) and the United States (13% of Peru’s 2021 exports), both Peru’s main trade partners. Throughout 2018 and 2019, there were trade tensions between the United States and China. These tensions included the imposition of tariffs on both U.S. and Chinese products on several occasions, denouncements regarding currency manipulation and filing actions in the World Trade Organization, among others, which negatively affected the global demand. Additionally, a pronounced economic slowdown in China over the next few years poses a risk to Peruvian growth as it may impact exports and foreign direct investment. Furthermore, the COVID-19 outbreak adversely affected the global economy, including the economies of China and the United States, resulting in, among other things, decreased demand for goods and services and a negative impact on trade activity, which adversely affected Peru’s economy.

Likewise, a reduction of growth in Latin America can also impact the Peruvian economy and our business, especially regarding Chile, Colombia, Bolivia and Panama, where we have operations. During the last quarter of 2019, neighboring countries like Chile, Ecuador and Bolivia faced social protests against government measures and political events. In 2020, riots happened in Colombia due social protest to the tight fiscal policy of the government during the pandemic. Also, in 2020, protests in Peru ended with the departure of President Merino, and the designation of Francisco Sagasti by Congress as President of Peru.

These protests in urban areas had a negative effect on economic activity and businesses in general. We cannot assure that Peru will not experience new events itself or experience any residual effects from events in neighboring countries, which may have a materially adverse effect on our business and result of operations.

Content
In 2020, despite the global importance of the United Kingdom (UK) leaving the European Union (Brexit), the effects on the Peruvian economy and Credicorp’s businesses are estimated to be limited. Peruvian FOB exports to U.K. were 2.3% in 2021.

Furthermore, financial conditions in global markets also affect the Peruvian economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary policy tightening in developed economies, particularly by the FED in the United States, could adversely affect economic activity in Peru since it strengthens the US Dollar and increases interest rates, thereby reducing access to funding for some local businesses. The relative uncertainty associated with the reversal of monetary stimuli in advanced economies affects growth.

Also, since the Peruvian economy has loans denominated in US Dollars (23.0% of loans and 36.2% of deposits as of December 2021), which is referred to as financial dollarization, potential financial balance sheet position effects should be considered because a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but earn their income in local currency.

In conclusion, Peru is a small, open economy highly integrated with the rest of the world and is affected by movements in the external environment (growth of main trade partners, changes in commodity prices, and movements in external rates and global financial markets). As such, any major deterioration of the international economy can have a materially adverse effect on the Peruvian economy and markets, as well as on our businesses and results of operations.

Geopolitical tensions and conflict, including the conflict between Russia and Ukraine, could have economic effects that could have a negative impact on Peruvian economy.

We are subject to geopolitical risks, including economic sanctions, acts or threats of international or domestic terrorism, actions taken by governments in response thereto, state-sponsored cyberattacks or campaigns, civil unrest and/or military conflicts, which could adversely affect business and economic conditions abroad and in the markets in which we operate. For example, in early 2022, geopolitical tensions intensified as Russia invaded Ukraine and NATO backed Ukraine with various forms of support short of direct intervention. This geopolitical conflict, and related instability and international sanctions and other restrictions on transactions with Russia, is affecting international energy prices (crude oil and natural gas price) and agricultural goods (grains and fertilizers). Since the conflict began on February 24, 2022, international prices of crude oil, wheat and fertilizers have reached their highest prices in several years.

World inflation unleashed by the COVID-19 pandemic and its resulting major bottlenecks in the supply chain, which had already led to responses from the central banks of emerging economies, now may accelerate more quickly due to the shock in the supply of commodities as a consequence of the conflict. High global inflation together with the conflict may deteriorate (i) real income, (ii) aggregate demand, and (iii) economic growth expectations, wich could lead to a contraction of vulnerable economies, including those that were heavily indebted after the economic shock resulting from the COVID-19 pandemic.

Content
Emerging nations with higher levels of poverty (such many Latin-American nations), in particular, may suffer greater impacts than other nations from rising prices of fertilizers and grains that will make agricultural products and basic needs more expensive, along with higher costs in the transportation of goods and public due to the higher price of oil. In this way, the worst transmission channel for emerging economies with high poverty rates may be a drop in real income due to higher inflation in 2022. High poverty levels, together with greater inequality, could translate into fewer economic opportunities for residents of emerging nations and could lead to risk of social risk factor, unrest to the extent that real wages continue to stagnate due to higher consumer prices.

In addition, in Peru, where we conduct most of our business, this conflict may have impacts on the economy despite Russia and Ukraine represent less than 2% of the World’s GDP.  The BCRP might be pressured to further raise its reference rate so that inflation expectations for 2023 do not become unanchored. These and other economic effects of this conflict and other geopolitical situations could have a negative impact on the Peruvian economy, specially it can impact on short-term private investment and the ability of borrowers to repay their obligations to the Group.

Legal and Regulatory Risks

Regulatory changes and adoption of new international guidelines to sectors in which we operate could impact our earnings and adversely affect our operating performance.

Because we are subject to regulation and supervision in Peru, Bolivia, Colombia, Chile, Cayman Islands, United States of America, and Panama, changes to the regulatory framework in any of these countries or changes in tax laws could adversely affect our business.

Financial Services Activities

We are, most directly, subject to extensive supervision and regulation through the SBS’s Banking and Insurance System Law (Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica) and the Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates (Reglamento para la Supervision Consolidada de los Conglomerados Financieros y Mixtos).

The SBS and the BCRP supervise and regulate BCP Stand-alone and Mibanco’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions, including private pension funds and insurance companies. The SBS and the BCRP have general administrative responsibilities over BCP Stand-alone and Mibanco, including defining capital and reserve requirements. In past years, the BCRP has, on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks, as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the BCRP. Such changes in the supervision and regulation of BCP Stand-alone and Mibanco may adversely affect our results of operations and financial condition. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”. Furthermore, changes in regulation related to consumer protection made by these agencies may also affect our business. In March 2021, a new interest rate ceiling law was approved by Peru’s congress, which grants the BCRP the power to set rates every six months, with the purpose of regulating the market for consumers, small consumer loans, small and medium enterprises (SMEs), and credit card loans. Additionally, the law also defines a new regulation on certain fee charges, which will be supervised by the SBS. Therefore, regulatory risks are a key factor due to their potential impact on Credicorp’s businesses and financial condition.

Content
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

Similarly, we are regulated by other governmental entities in other jurisdictions. In Colombia, we are subject to supervision and regulation through the Unit of Financial Regulation (Unidad de Regulación Financiera or URF by its Spanish Initials as regulation entity), the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia or SFC by its Spanish initials) as supervision and regulation entity and the Colombian Stock Market Self-Regulator (Autorregulador del Mercado de Valores de Colombia or AMV by its Spanish initials). In Chile, we are subject to supervision and regulation through the Financial Markets Commission of Chile (Comisión para el Mercado Financiero or CMF by its Spanish initials). See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.4. Colombia and 6.2.5 Chile”.

BCP’s Miami agency is regulated, supervised, and examined by the Office of Financial Regulation of the State of Florida Department of Financial Services and by the Board of Governors of the FED. Our direct and indirect nonbanking subsidiaries doing business in the United States also are subject to the authority of relevant U.S. financial regulatory agencies depending on their U.S. activities.

Content
Further, Credicorp Capital LLC., our U.S. broker-dealer, is regulated, supervised, and examined by the U.S. Securities and Exchange Commission (SEC) and The Financial Industry Regulatory Authority, Inc. (FINRA). Additionally, Credicorp Capital Advisors LLC., our U.S. financial advisor, is also regulated by the SEC.

In the Cayman Islands, we are subject to the regulation of the Cayman Islands Companies Law for ASHC. Effective August 2, 2021, Atlantic Security Bank (Cayman Islands) and ASB Bank Corp. (Panama) merged, with the latter being the surviving entity. ASB Bank Corp. is supervised by its principal regulators, the Superintendence of Banks of Panama (Superintendencia de Bancos de Panama or SBP by its Spanish initials) and, with respect to activities relating to its securities investment business, the Superintendence of the Securities Market of the Republic of Panama. In Bolivia, we are subject to the supervision of the Bolivian Financial System Supervisory Authority (Autoridad de Supervision del Sistema Financiero or ASFI by its Spanish initials) and of the Bolivian Supervision and Control Authority of Pensions and Insurance (Autoridad de Fiscalización y Control Social de Pensiones y Seguros or APS by its Spanish initials).

Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

Taxation

Changes in U.S. laws or regulations applicable to our business, such as the Foreign Account Tax Compliance Act (FATCA), as well as other international regulations such as the OECD’s Common Reporting Standards (CRS), may have an adverse effect on our financial and operational performance, by significantly increasing our compliance obligations. Complying with these regulations has become increasingly challenging, especially in the context of the ongoing COVID-19 pandemic and related events that have had a profound impact on our organizations, by reshaping banking business in terms of digital transformation and customer relations.

For a discussion of Peruvian, Chilean, and Colombian tax regulation, see “ITEM 10. ADDITIONAL INFORMATION – 10.E Taxation”.

For details on Income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to Note 19(a) and (d) of the consolidated financial statements. Also, for further information refer to “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries”.

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

Content
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

In 2016, Peru’s congress approved a reform that allows affiliates to withdraw up to 95.5% of their pension funds when they reach the retirement age (65 years) and unemployment early retirement age (50 and 55 years for women and men, respectively).  This initiative may motivate affiliates that haven’t reached the age of retirement to apply to an early retirement regime by altering their employment situation.

As such, as it pertains to affiliates close to retirement, the withdrawal of 95.5% of their funds could impact AFP’s funds under management and the Prima’s operations. Therefore, in 2019, to reinforce this reform and cushion the level of early withdrawals, the government approved new strict restrictions for this retirement alternative for those affiliates who qualify for early retirement. Although this can help to mitigate the risk that a massive number of affiliates request early withdrawals, and so reduce the impact of early retirement on funds under management, the risk of retirements of funds is still on the table.

In March and April 2020, in response to the COVID-19 crisis, the Peruvian government and congress took measures to provide liquidity to affiliates by allowing them to draw down their funds. These measures had an impact on funds under management and on income in the AFPs’ system in 2020. In the case of Prima, total fund withdrawals amounted S/7.5 billion, representing 70% of the funds that were available for withdrawal. In November 2020, as the COVID-19 crisis continued, the Peruvian government and congress allowed a second withdraw of funds which reached 2.4 billion soles approximately. This withdrawal took effect between December 2020 and February 2021.

Content
In May 2021, the government and congress approved a new withdrawal of funds, the total amount withdrawn reached S/9.2 billion, representing 79% of the funds available for withdrawal. In August 2021, the Congress approved and published a Law that reduces from 55 to 50 the age to access early retirement for men.

See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”.

Credicorp, as a Bermuda exempted company, may be adversely affected by any change in Bermuda law or regulation.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the ES Act), which came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (non-resident entity) that carries on as a business with any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda.  The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities.

Based on the current guidance issued pursuant to the ES Act, the Bermuda Registrar of Companies will consider that relevant activities are being carried on as a business by an entity, and that such entity is therefore in scope of the ES Act, whether or not the entity earns any gross revenue in respect of such activity during the relevant financial period. Both Credicorp Ltd. and Credicorp Capital Ltd. are Bermuda exempted companies; thus, the ES Act will apply to them; both companies are considered “Pure Equity Holding” entities. All entities undertaking relevant activities, which includes all holding entities (i.e., pure equity holding entities), must file annually with the Registrar of Companies an Economic Substance Declaration (ESD), providing information in relation to the previous financial year (relevant financial period). The ESD will require the disclosure of certain key information applicable to an analysis of economic substance requirements. Pure equity holding entities are currently subject to reduced economic substance requirements, including the requirement to have adequate people for holding and managing equity participations, and adequate premises in Bermuda. An entity conducting the relevant activity of having a headquarters in Bermuda which generates gross revenue is required to satisfy the requirements under the ES Act in respect of that activity for that relevant financial period. However, an entity that earns no gross revenue in respect of such activity in any relevant financial period will not be required to satisfy the requirements under the ES Act in respect of that activity for that relevant financial period.

Content
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

Other offshore jurisdictions released similar legislations that affect some of our offshore entities – ASHC in the Cayman Islands — imposing similar requirements and penalties.

The announcement and implementation of the discontinuance of the London Interbank Offered Rate (LIBOR) has led to uncertainty for financial institutions and may result in differences in the calculation of the applicable interest rate or payment amount depending on the terms of the governing instruments and increase operational and other risks to us and other industry participants.

The U.K. Financial Conduct Authority (FCA), which regulates LIBOR, announced in July 2017 that it would no longer require banks to submit rates for LIBOR beyond 2021. Following a consultation process, on March 5, 2021, ICE Benchmark Administration Limited (IBA) announced that it would cease publication of most LIBOR settings on December 31, 2021, with the exception of U.S. dollar LIBOR setting for overnight and 1-, 3-, 6- and 12-month periods, which will continue to be published until June 30, 2023. The FCA has advised IBA that it has no intention of requiring it to publish any LIBOR settings beyond the cessation dates for such settings. The announcement that LIBOR would be discontinued led to uncertainty for financial institutions around the world, since LIBOR was referenced in hundreds of trillions of dollars of global transactions in a broad range of financial products. The discontinuance of LIBOR may also result in differences in the calculation of the applicable interest rate or payment amount depending on the terms of the governing instruments and increase operational and other risks to us and other industry participants.

Regulators and market participants in various jurisdictions have been working to identify alternative reference rates that are compliant with the standards of the International Organization of Securities Commissions (IOSCO). In the United States, the Alternative Reference Rates Committee (the ARRC), a group of market participants organized by the FED and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate (SOFR) as its preferred the alternative benchmark rate for US dollar LIBOR. U.S. federal bank regulatory agencies have also issued guidance on planning for and implementing a successful transition from LIBOR to SOFR.

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

Content
We consider Credicorp’s net exposure to LIBOR to be non-material, as it represents approximately 1.04% of our assets and 1.15% of our liabilities, as of December 31, 2021.

During the transition, infrastructure and contracts have been the biggest challenges, as well as the continuous changes in the market. In 2021, we worked on various fronts, such as improving data and systems, which allows an easier transition, defining and applying fallback language, which has been put in place for most contracts where we assume a liability and for new client loans originated at BCP, and keeping all the related teams updated, in order to offer the most accurate information to our clients.

In addition, in November 2021, the SBS recommended that supervised institutions not offer new contracts using LIBOR as a reference rate and that they instead use robust market-standard alternative rates. In light of these developments, we decided to follow the SBS’s recommendation, and have stopped offering products indexed to LIBOR and started using SOFR as main alternative reference rate since January 2022. Nevertheless, there can be no assurance on which benchmark rate(s) will ultimately gain acceptance as LIBOR replacements or how LIBOR may be determined for purpose of financial instruments that are currently referencing LIBOR, and we continue to monitor our exposure, along with any new risks that may emerge in connection with new developments and the release of information.

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

In addition, our Bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or Directors. This waiver limits the rights of shareholders to assert claims against our officers and Directors for any action taken by an officer or Director. It also limits the rights of shareholders to assert claims against officers for the failure of an officer or Director to take any action in the performance of his or her duties, except with respect to any matter involving willful negligence, willful default, fraud, or dishonesty on the part of the officer or Director.

Content
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

Larger Peruvian companies have gained access to new sources of capital through the local and international capital markets, and BCP Stand-alone’s existing and new competitors, including non-banking institutions such as fintech companies, have increasingly made inroads into the higher margin, middle market, and retail banking sectors. Such increased competition has affected BCP Stand-alone’s loan growth as well as reduced the average interest rates that BCP Stand-alone can charge to its customers.

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

Content
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

As a result of Peru’s better economic growth, some international banks and microfinance institutions have sought and obtained authorization to open representative offices in Peru. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This also will eventually put downward pressure on interest rates. Any negative impact on BCP Stand-alone and Mibanco as a result of increased competition could have a material adverse effect on our results of operations and financial condition. For further detail about the competitive market in our LoB’s, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B. Business Overview – (5) Competition”.

Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.

A more recent event that implies risks for the Peruvian economy and our result of operations is the ongoing outbreak of the COVID-19 pandemic, which was first reported in Wuhan, China, on December 31, 2019. On January 30, 2020, the World Health Organization (WHO) declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the pandemic outbreak. Due to the nature of the outbreak, strong measures to mitigate the COVID-19 contagion were taken by governments all around the world, which included closed international borders, severe mobility restrictions (quarantines) and forced economic shutdowns. As a result, global GDP contracted severely in 2020 (lowest since the Great Depression of 1929), which affected Peru’s main trade partners. Moreover, Peru’s exports prices were also affected due to lower global demand.

As a result of COVID-19, the economies in which Credicorp operates (mainly Peru, Bolivia, Colombia, Chile and Panama) were severely disrupted by two factors: (i) the effect on the global economy (lower economic growth of our main trade partners like China and the U.S.) , as well as lower commodity prices and (ii) the local effect of government measures to stop the COVID-19 outbreak such as quarantines, economic shutdowns, greater fiscal expenditure, higher public debt, and expansionary monetary policy. This pandemic circle that forced lockdowns in the economy with the fall of GDP during 2020, and the increase of public debt to afford COVID-19 programs resulted in a higher Debt-to-GDP rate for almost all countries, that together with the higher fiscal deficit and a very expansionary monetary policy worldwide have resulted in a high inflation not seen since the 80’s all across the world.

Content
These factors significantly impacted macroeconomic variables in the countries where we operate, which might adversely affect our results. As a consequence, some of the main economic indicators affected include exchange rates, interest rates, credit spreads, commodity prices, GDP and sovereign government debt.

After the economy fell 11% in 2020, the economy rebounded 13.3% in 2021. In addition to the reopening of the economy and the progress in the vaccinations process, also contributed to the rebound a high copper price of US$4.23 in 2021, which implied an increase of 51% compared to the average price of 2020; as well as expansionary monetary and fiscal policies.

In 2021, inflation has become a worldwide issue. The annual inflation rate in Peru closed 2021 at 6.4% year-over-year (YoY), the highest increase in 13 years, and exceeded the upper limit of the BCRP’s target range (1%-3%). The acceleration of inflation was mainly explained by food and energy in response to factors such as higher international prices for oil and agricultural products, as well as the 11% depreciation in 2021.

In a context of high inflation, central banks, with the aim of anchoring inflation expectations, have in some cases aggressively increased their reference rates. In 2022, rates increased by 300 bps in Chile, 200 bps in Colombia and 200 bps in Peru. In Peru, the Central Bank raised the reference rate to 4.50% in April 2022, the highest since October 2017 (+425 bps since the upward cycle began in August 21).

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

For further detail, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic Environment”

Likewise, the effect of the COVID-19 pandemic may adversely affect the credit risk of Credicorp’s investment portfolio and wholesale loan portfolio, including reduced business volumes, temporary closures, and insufficient liquidity, which may have a higher impact on clients engaging in certain economic activities. Our business and results of operations were less affected during 2021 than in 2020 given that many businesses reopened, despite the second wave of COVID-19.

The impact of the COVID-19 pandemic negatively affected the credit risk of some sectors of the portfolio, such as tourism, restaurants, and real estate, among others. Likewise, in 2021 the Peruvian State provided the facility to reschedule with an additional year of grace period the debt of the Peru Reactive Program to customers who showed a greater drop in sales at the end of 2020, in order to support them in their economic recovery.

Content
The impact of the COVID-19 pandemic may adversely affect the credit risk of Credicorp’s retail and microfinance loan portfolio, due to its effect in small and medium enterprise (SME) and individual clients. SME clients may be adversely impacted in case mobility restrictions or lockdown periods be imposed to mitigate potential new waves and/or significant variants of the virus, resulting inability to perform operations and generate cash flows. SMEs may also face a period of reduced level of operations because of the restrictions that may be imposed on the reopening of different economic sectors, restrictions such as restricted opening hours or reduced capacity. Individuals may be adversely impacted by an increase of the unemployment rate and the reduction of business operations. In this scenario, Credicorp expects an adverse effect on the credit quality of its loan portfolio and an increase of the cost of risk.

Consequently, the emergence of futures waves of COVID-19 cases could have a negative impact on our financial results. Considering these potential effects, BCP Stand-alone has segmented its Retail Banking Group (RBG) portfolio into risk levels based on credit scores and ratings, both of which adjusted to recognize the potential exposure to COVID-19 in their modeling, aiming to achieve a more accurate assessment and management of risk. Following this segmentation, the High Risk Viable and High Risk Not Viable segments would be the most vulnerable to the economic conditions previously described. The High-Risk Viable segment consists of customers with a probability of default greater than 20% in SMEs, greater than 32% in Individuals and internal rating worse than CC (rating with probability of default greater than 13%), in Medium-size companies. The High Risk Not Viable segment mainly consists of customers in default, for whom recoverability would be adversely impacted.

Additionally, our insurance business may be impacted negatively given the possible increase in the level of claims, mainly in the life and health segment.

Regarding our pension fund business, possible government measures or pension reforms may lead to higher demand for early redemptions from clients, which could impact our revenues through a reduction in the management fees.

Prolonged economic stress and market disruptions may generate pressure on our liquidity management and increased volatility in financial markets, such as disruption in fixed and equity income global markets (resulting in the fall of stock prices, including the price of Credicorp). Moreover, the increase in liquidity risk may result in limited and/or costly access to financing sources, inability to access capital markets, an increase in draws of outstanding credit lines and a change in the expected level of cash inflow as consequence of large-scale loan reprogramming.

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

Content
The full extent of the effect on Credicorp’s operating and financial results is still difficult to predict due to the uncertainty about the duration and concentration of the outbreak, but the COVID-19 pandemic, or any other health crisis beyond our control, could have a material adverse effect on our business, financial condition, and results of operations. For further detail, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic Environment – COVID-19 Measures.”

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

Except in specific circumstances, the Peruvian government generally does not impose restrictions on companies’ ability to transfer Soles, US Dollars, or other currencies from Peru to other countries, to convert Peruvian currency into other currencies. Nevertheless, Peru has implemented restrictive exchange controls in its history, and the Peruvian government might, in the future, consider it necessary to implement restrictions on such transfers, payments or conversions. For further information, see “ITEM 10. ADDITIONAL INFORMATION – 10.D Exchange Controls”.

The interest income we earn on our interest-earning assets, and the interest expense we pay on our interest-bearing liabilities, could be affected by changes in domestic and international market interest rates, which are sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions.

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

Content
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

Our trading activities expose us to volatility in market prices, declines in market liquidity or fluctuations in foreign currency exchange rates, which may result in losses that could have a material adverse effect on our business, financial condition, and results of operations.

The securities and derivative financial instruments in our trading portfolio may cause us to record gains or losses, when sold or marked to market, and may fluctuate considerably from period to period due to numerous factors that are beyond our control, including foreign currency exchange rates, interest rate levels, the credit risk of our counterparties and general market volatility. These losses from trading activities could have a material adverse effect on our business, financial condition, and results of operations.

As risk is inherent in the Group’s trading activities, we have implemented a risk management process of ongoing identification, measurement, and monitoring, subject to risk limits and other controls. This process is critical to the Group’s continuing profitability.

Business Performance Risks

A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our income is related to lending activities, a significant deterioration of loan quality would have a material adverse effect on our business, financial condition, and results of operations. We are subject to concentration default risks in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and results of operations. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification, our pursuit of opportunities in which we can charge higher interest rates, and thereby increase revenue may have an impact in the profile of loan portfolio and exposure at risk.

Content
In addition, loan concentration in commercial sectors is particularly salient in Peru and significant deterioration in such sectors may have a material adverse effect on our business, financial condition, and results of operations. For additional detail on the composition of our loan portfolio see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan portfolio and – 7.3.3 Concentrations of loan portfolio and lending limits”. Our current strategy includes increasing our exposure to market segments with heightened credit risk, including middle-market and consumer segments, such as unsecured small companies and consumer loans and consumer mortgages, which have higher risk profiles as compared to loans to large corporate customers. Given the changing composition of our loan portfolio and the possible adverse changes in the environment in which we operate, our future results may differ significantly from our past results.

Finally, the Group relies heavily in the use of models all throughout the credit management process (prospection, underwriting, monitoring, and collection). This requires a comprehensive governance framework seeking excellent standards in the quality and stability of these models. Those standards mitigate the impact that severe or unexpected changes in the macro and micro economic environment could have in the risk quality of our portfolio, especially in the consumer and SME segments.

Accurate underwriting and setting of premiums are important risk management tools for primary insurance companies, including Grupo Pacifico. But we face the risks that the estimates underlying our underwriting and premiums may be inaccurate.

Grupo Pacifico’s operating performance and financial condition depend on its ability to underwrite and set premium rates accurately across a full spectrum of risks. In order to be profitable, Grupo Pacifico must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses.

To price premium rates accurately, Grupo Pacifico must:

•	Collect and analyze a substantial volume of data;
•	Provide sufficient resources to its technical units;
•	Develop, test, and apply appropriate rating formula;
•	Closely monitor changes in trends in a timely fashion; and
•	Predict both severity and frequency with reasonable accuracy.

If Grupo Pacifico fails to assess the risks that it assumes accurately or does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a material adverse effect on our operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing life insurance reserves and P&C loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacifico ultimately expects to pay out on claims and the related costs of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others: (i) in the case of life insurance reserves, changes in mortality /longevity rates, interest rates, persistency rates and regulation; and (ii) in the case of P&C loss reserves, morbility, changes in medical costs, repair costs and regulation. Any negative effect on Grupo Pacifico could have a material adverse effect on our results of operations and financial condition.

Content
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

Risks not contemplated in our insurance policies may affect our results of operations.

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

The adoption of the IFRS 17 norm may impact our results of operations.

IFRS 17 will imply fundamental changes in the recognition, measurement, presentation and disclosure of information on insurance and reinsurance contracts, as well as in their related processes. Insurance contracts combine financial and service characteristics and, in many cases, generate long-term variable cash flows. To properly reflect these characteristics, IFRS 17 combines the measurement of future cash flows with the results of the insurance contract during the period in which the service is provided and requires the presentation of the financial results of the provisions for the service. This allows Companies, through the choice of an accounting policy option, to recognize such financial results in the income statement or in other financial results. IFRS 17 norms will be effective as of January 1, 2023.

Content
Under strict governance and participation of the units involved in the processes involved, the Group has been making adjustments to its processes, architecture, controls and corporate governance in order to implement the standard, as well as to have the necessary financial and management reports.

In this process, the Group made the decision to use the computer platform of Fidelity National Information Services – FIS, a provider specialized in insurance business worldwide, and has been supported in its implementation by firms such as Deloitte and Management Solutions, both based in Spain. The implementation includes extensive tests performed regarding the accounting of insurance contracts under IFRS 17. In parallel, the progress of the work has been presented to external auditors.

IFRS 17 is expected to have the following impacts depending on the type of risk in which the Group operates:

•
P&C businesses Risks: The Group expects a reduction in insurance liabilities due to reserves discount, which is expected to be low given the current interest rate environment as well as the nature of this risk in terms of the reserve duration.

•
Life businesses Risks: The Group considers that there will be an increase in insurance liabilities related to the interest rates effect and to the constitution of an explicit future profit margin known as the contractual service margin. The variation in reserves, as a result of discounting liabilities for reserves, will result in a decrease in equity.

At this time, the execution of the implementation schedule is within the established deadlines and the estimated effects on equity, attributable to higher liabilities for reserves requirements, is expected to be assessed by the third quarter of 2022. Management constantly evaluates the impacts on the presentation and disclosure in the Group’s Financial Statements related to insurance operations and considers that the recording of the effect of the implementation of the standard will not have a material impact on the Group’s regulatory capital needs.

Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition, and results of operations.

Acquisitions and strategic partnerships, including those made in our investment banking and wealth management; insurance; and microfinance businesses, may not perform as expected since our assessment could be based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition, and results of operation.

Content
For example, in 2020, the Group recorded a gross impairment loss totaling S/64.0 million equivalent to US$17.7 million and 68,134 miilon Colombian Pesos (COP) for its investment in Mibanco Colombia (formerly Bancompartir) as a result of its assessment of the recoverable amount. In this assessment, the fair value of Mibanco Colombia was estimated to be 366,691 million COP, equivalent to US$95.7 million and S/346.5 miilon, in comparison to its book value of 434,825 milion COP, equivalent to US$113.4 million and S/410.6 million. During 2021, the group has not recorded a gross impairment loss. For further detail, please see Note 11(b) (Intangible Assets and Goodwill) to the consolidated financial statements.

Credicorp’s increasing investments in digital transformation and disruptive initiatives may fail to achieve the ambitions, efficiencies and other performance improvements that it is pursuing.

As part of its transformation strategy, Credicorp is increasing investments in developing capabilities such as, IT, data analytics or cybersecurity. The Company is attracting digital talent, evolving its agile culture to maximize client’s experience, and strengthening its self-disruptive mindset. Moreover, Credicorp is increasing its investments in innovation and disruptive initiatives. The Company may fail to achieve ambitions related to acquisition of clients, income generation, efficiency and other performance improvements described in “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview”.

Credicorp continues to invest in its technology and digital capabilities across its franchises, including digital platforms and cloud-based solutions. Credicorp has also been pursuing productivity and operational performance improvements through evolving its diverse business models. For example, in microfinance, Mibanco has leveraged data and analytics to develop centralized credit assessment capabilities and generate loan offers to current clients; and has leveraged alternative channels to increase loan disbursements. In addition, Credicorp has been making other investments in new ventures within its LoBs such as Yape, and through its corporate venture capital center Krealo, which is investing in startup fintech such as Tenpo, Tyba, Culqi and Wally.

Failure to properly invest in Credicorp’s digital and innovation strategy could result in an inability to be sufficiently competitive or provide superior customer experience. There is no guarantee that these or other initiatives at Credicorp will achieve the ambitions, efficiencies, profitability or other performance improvements that the Company is pursuing or have any benefits at all.

Furthermore, Credicorp´s digital investments involve execution complexity, and could result in additional losses, charges or other negative financial impacts. For example, Credicorp may not be able to achieve its objectives related to monetization of disruptive initiatives.

Content
Credicorp’s digital investment and other initiatives may continue to evolve as its business strategies, the market environment and regulatory expectations change, which could make the initiatives more costly and more challenging to implement and limit their effectiveness. Moreover, Credicorp’s ability to achieve expected returns on its investments and costs savings depends partially on factors that it cannot control, including, among others, interest rates; inflation; impacts related to the pandemic; customer, client and competitor actions; and ongoing regulatory changes.

Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us.

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, ASB Bank Corp, Prima AFP and Credicorp Capital. Subject to certain minimum liquidity, reserve, and capital adequacy requirements under applicable regulations, we are able to cause our subsidiaries to declare dividends. If our subsidiaries do not have funds available, or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, apart from the minimum capital requirements, there are no restrictions on the ability of BCP Stand-alone, BCP Bolivia, Mibanco, Grupo Pacifico, ASB Bank Corp., Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (and thus the ability of holders of our securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments. Further, to mitigate the financial effects of the COVID-19 outbreak and ensure a strong capital base, Credicorp may reduce the dividends declared by its subsidiaries, which may affect Credicorp’s ability to declare dividends to its shareholders.

Since our main Peruvian subsidiaries pay dividends considering the accumulated results shown in the financial statements prepared under GAAP in Peru applicable to financial entities, it is necessary to consider that there could be differences between Peruvian GAAP and IFRS. The main difference between these is concentrated in the application of IFRS 9, for both the methodology used to determine the provision for credit losses in loan portfolio and for the determination of financial income for loans. For 2021, the application of IFRS9 resulted in provision reversal for credit losses in the loan portfolio being S/644.8 million and a net higher interest income of S/144.7 million. The effects of these differences, net of income tax, resulted in net profit being S/556.4 million higher under IFRS than under Peruvian GAAP.

Finally, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (such as ASB Bank Corp., BCP Bolivia, Credicorp Capital Holding Chile, and Credicorp Capital Holding Colombia) is subject to the impact of the depreciation of the dividend’s currency against Credicorp’s functional currency. This would have a negative impact on our ability to pay dividends to shareholders. For further details about Credicorp’s Dividend Policy refer to “ITEM 8. FINANCIAL INFORMATION – 8.A Consolidated Statements and Other Financial Information – (3) Dividend Policy”.

Content
Operational Risks

A failure in, or breach of, our operational or security systems, fraud by employees or outsiders, other operational errors, and the failure of our system of internal controls to discover and rectify such matters could temporarily interrupt our businesses, increasing our costs and causing losses.

Like most companies, we are increasingly dependent on information technology (IT) systems, particularly due to our remote work policy. The use of IT brings risks such as availability & continuity risk, change risk, data integrity risk, outsourcing risk, and cybersecurity risk. These risks can be triggered by people, technology, or process failures or by malicious internal or external actors. While we constantly strive to provide more and better functionality to our customers by expanding our mobile and internet-based products and services, at the same time we increase our footprint and visibility, and thus our exposure to these risks.

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

Our anti-money laundering and counter-terrorist financing measures might not prevent third parties from using us as a conduit for such activities and could damage our reputation or expose us to fines, sanctions or legal enforcement, which could have a material adverse effect on our business, financial condition, and results of operation.

Content
As financial institutions, our subsidiaries are subject to comply with significant anti-money laundering and counter-terrorist financing laws, regulations, as well as the international standards and recommendations such as the ones provided by the Financial Action Task Force (FATF) and from local directives. Aligned with these principles, our group has developed a comprehensive risk-based approach strategy to implement an Anti-Money Laundering (AML) and Counter-Terrorism Financing (CTF) Program, preventing third parties from channeling illicit funds through Credicorp. Nonetheless, the COVID-19 pandemic and new digital businesses has forced financial institutions and regulators across the globe to rethink operations and adapt to an entirely new environment.

Key regulators have encouraged financial institutions to be flexible with certain aspects of their AML/CTF requirements, such as client onboarding and customer due diligence, but at the same time, they are requiring financial institutions to maintain control and compliance. At Credicorp, our financial institutions have continued to face many of the pre-COVID AML/CTF risks such as fines, commercial sanctions, or legal enforcement. Since the advent of the COVID-19 pandemic, these risks may be experienced under more complex circumstances, as well as an increase in fraudulent activities. To address confinement and social distancing measures introduced to contain COVID-19, we have adapted our compliance AML/CTF program and processes to a work-from-home setting and shifted entire operations to online platforms and digital channels without reducing the enforcement of our procedures for investigations, onboarding, and customer identification.

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

We are exposed to natural disasters in Peru, such as earthquakes, floods, and mudslides. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to the El Niño Phenomenon (El Niño), an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, which provokes heavy rains off the coast of Peru that may result in floods and mudslides in the north and central Andean regions. Due to its very strong intensity, the 1997-1998 El Niño destroyed crops and infrastructure equivalent to 2.2% of Peru’s GDP. In early 2017, El Niño adversely affected agricultural production, transportation services, tourism, and commercial activity, caused widespread damage to infrastructure and displaced people, resulted in a deceleration of growth from 4.0% in 2016 to 2.5% in 2017. According to Peru’s fiscal council, El Niño caused US$6.2 billion in damages (equivalent to 2.9% of Peru’s GDP) in affected regions in the first half of 2017 through damages to bridges, roadways, housing, and educations services, among others. This weather phenomenon will continue to negatively affect Peru’s GDP from time to time and may affect the financial situation of some of Credicorp’s clients and the quality of our loan portfolio.

Content
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

Our subsidiary Grupo Pacifico is further exposed to risks associated with natural disasters due to the policies that it underwrites. To protect Grupo Pacifico’s solvency and liquidity, our insurance business historically has obtained reinsurance contracts for a substantial portion of its earthquake-related risks through automatic quota share and excess of loss; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies will be an effective hedge against our exposure to risks resulting from natural disasters.

We may incur financial losses and damages to our reputation from environmental, social and governance (ESG) risks. In recent years, these risks have been recognized as increasingly relevant since they can affect the creation of long-term value for stakeholders of the Company.

Environmental issues may affect our businesses, mainly our banking and asset management business, as the relation with some of our clients may be damaged if the Company is perceived as not being environmentally responsible. Also, we may suffer from reputational risk if the projects or companies we finance, or invest into, cause environmental damage. Additionally, we are exposed to the physical risks of climate change, which can generate adverse climate effects such as, for example, a more frequent or a more intense El Niño Phenomenon as described in more detail in “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition”.

Social issues related to managing employee, customers and/or communities’ relationships may affect our business mainly through talent and or capabilities deficit, high training costs, compliance failures, operational inefficiencies, and reputational risks. Corporate governance issues may affect our business mainly through reputational risk, if we are perceived by stakeholders as a company that has any controversy related to transparency, Board structure and remuneration or stakeholder governance.

Content
ITEM 4.	INFORMATION ON THE COMPANY

4. A	History and development of the Company

Credicorp Ltd. (The New York Stock Exchange (NYSE) and Lima Stock Exchange (Bolsa de Valores de Lima or BVL by its Spanish initials) trading code: BAP) is an exempted company that was formed in Bermuda on August 17, 1995 pursuant to the Bermuda Companies Act 1981 to act as a holding company for, and to coordinate the policy and administration of our subsidiaries, which include BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacifico, Prima AFP, Credicorp Capital and ASB Bank Corp. We currently hold, directly and indirectly, 97.74% of BCP, 99.96% of BCP Bolivia, 99.92% of Mibanco, 85.58% of Mibanco Colombia, 98.86% of Grupo Pacifico, 100.00% of Prima AFP, 100.00% of Credicorp Capital and 100.00% of ASHC (and 100.00% of ASB Bank Corp. through ASHC). See “ITEM 4. INFORMATION ON THE COMPANY – 4.C Organizational Structure”. In Bermuda, Credicorp operates under the Bermuda Companies Act 1981 (as to date amended).

Our principal activity is to coordinate and manage the business plans of our subsidiaries in an effort to implement a universal banking service mainly in Peru, Bolivia, Colombia, Chile and Panama and to develop our insurance and pension funds and Investment Banking and Wealth Management businesses. Though we primarily focus on the aforementioned countries, we also make limited investments in other countries in the same region. Our registered address in Bermuda is at Clarendon House, 2 Church Street, Bermuda, the phone number is +1 441 295 5950 and the address of our Internet website is https://www.grupocredicorp.com/ (which website, and the information on such website, are not incorporated in this Form 20-F). The management and administrative office (that is, principal place of business) of our principal subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and its phone number is +51-1-313-2000.

The SEC maintains an Internet website that contains reports of issuers that file electronically with the SEC. Our electronic filings with the SEC are available to the public from the SEC’s Internet website at http://www.sec.gov.  (Trading Code – BAP)

As of December 31, 2021, our total assets were S/244.8 billion and our equity attributable to Credicorp’s equity holders was S/26.5 billion. Our net profit attributable to Credicorp’s equity holders in 2019, 2020 and 2021 was S/4,265.3 million, S/346.9 million and S/3,584.6 million, respectively. See “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

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

Content
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

On September 30, 2016, Credicorp Capital, concluded the acquisition of the remaining stake in Credicorp Capital Colombia and Credicorp Capital Chile. As a result of these acquisitions, Credicorp Capital is now the owner of 100% of Credicorp Capital Colombia and 100% of Credicorp Capital Chile.

On February 23, 2017, at the Annual Shareholders’ Meetings of PPS and Pacifico Vida, the merger between PPS and Pacifico Vida was approved. The merger came into effect on August 1, 2017, after the SBS issued the corresponding merger authorization. The resulting company was Pacifico Seguros.

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

Content
On May 7, 2018, Credicorp Ltd. sold to its subsidiary Grupo Credito 220,113,636 shares of BCP Stand-alone owned by Credicorp Ltd., which represented 2.77% of BCP Stand-alone’s share capital. The amount paid per share was S/6.61. Following this sale, Credicorp, in conjunction with its subsidiary Grupo Credito, continued to own 97.7% of the shares of BCP Stand-alone.

In January 2019, 91.36% of Compañia Incubadora de Soluciones Moviles S.A. (Culqi) was acquired, and Tenpo SpA was chartered. In March 2019, Credicorp Capital Negocios Digitales S.A.S. (Tyba) was chartered; in July 2019, 100% of Tenpo SpA (Tenpo) and 100% of Multicaja Prepago S.A. were acquired.

On February 12, 2019, Credicorp Ltd., through its subsidiary Credicorp Holding Colombia S.A.S., reached an agreement with the shareholders of Ultraserfinco S.A. Comisionista de Bolsa, a financial services company in Colombia, to acquire a 100% stake in Ultraserfinco S.A. Comisionista de Bolsa and its subsidiaries, which include 100% of Ultra Holding Group Inc., which in turn holds 100% of Ultralat Group Inc. (including 100% of Ultralat Investment Advisor and 100% of Ultralat Capital Market, LLC. (UCM)), for approximately US$43.0 million. On November 1, 2019, after obtaining the necessary regulatory approvals, the complete acquisition of 100% of the capital stock of Ultraserfinco S.A. Comisionista de Bolsa completed through Credicorp Holding Colombia S.A.S. and Credicorp Capital Fiduciaria S.A. Ultraserfinco S.A. Comisionista de Bolsa had several subsidiaries including Ultralat, a company regulated by the SEC.

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

On October 30, 2020, Credicorp Ltd. confirmed the merger of Bancompartir and Edyficar S.A.S. (Encumbra), to be integrated under the name Mibanco – Banco de la Microempresa de Colombia S.A. (Mibanco Colombia). The merged entity has a consolidated loan portfolio of more than US$270 million as of December 31, 2020. Its operating model focuses on achieving financial inclusion and social development serving and accompanying small and micro entrepreneurs in line with the business strategy proposed by Credicorp.

Content
On February 1, 2021, we finalized a merger between CCSI and UCM, which resulted in Credicorp Capital LLC.

On August 2, 2021, we finalized the merger by absorption between Atlantic Security Bank (Cayman Islands) and ASB Bank Corp. (Panama), with the latter being the surviving entity. ASB Bank Corp., is a financial institution incorporated under the laws of Panama, with an International Banking License and a securities brokerage license, issued by the SBP and the Panamanian Superintendency of the Securities Market, respectively.

Subsequent Events

On January 27, 2022, Credicorp’s Board of Directors resolved to appoint Mr. Cesar Rivera as Head of Insurance and Pensions. Mr. Rivera succeeded Mr. Alvaro Correa effective as of February 1, 2022. Mr. Rivera maintained his position as CEO of Pacifico Seguros, which is a subsidiary of Credicorp.

On January 27, 2022, Credicorp’s Board of Directors resolved to appoint Ms. Francesca Raffo as Chief Innovation Officer (CINO) of Credicorp, reporting to the CEO of Credicorp. This appointment was effective as of February 1, 2022. Ms. Raffo maintained her position as Deputy CEO Retail Banking at Banco de Credito del Peru, which is a subsidiary of Credicorp.

On March 15, 2022, Credicorp incorporated CC Asset Management Mexico S.A. de C.V., an unregulated legal entity (specifically, a variable capital corporation) in Mexico. This entity will distribute mutual funds and investment funds through private offerings. The company was constituted as a subsidiary of Credicorp Capital Ltd.

On March 21, 2022, S&P Global Ratings confirmed the credit rating of Credicorp Ltd. at BBB and the outlook as negative. Also, as a result of the change in rating and outlook for long-term sovereign ratings on Peru, the rating agency has changed the credit rating from BBB+ to BBB and the outlook from negative to stable of BCP Stand-alone and Mibanco. On April 7, 2022, Fitch Ratings affirmed Credicorp Ltd.’s risk ratings at ‘BBB’ with a stable outlook.

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

Content
Throughout its history, Credicorp has leveraged the strength of its franchises and has evolved towards customer-centricity, innovation, and growth, and has consolidated into a Group with more than 36,000 employees and operations mainly in six countries: Peru, Bolivia, Colombia, Chile, Panama and USA. We have a purpose, a vision and values oriented towards the creation of value for our stakeholders and the societies of countries where we operate.

Our Purpose

Contributing to improve lives by driving the changes that our countries need.

Our Vision

To be a sustainable financial services leader in Latin America. We are purpose-led, future-oriented and focused on creating superior and sustainable value for our employees, customers, shareholders, and the countries we operate in.

Our Values

•	Respect: We have an open-door culture that respects and values people, their beliefs and decisions, always promoting a participatory, collaborative and horizontal work environment.

•	Fairness: We act in a fair and equitable manner in the treatment and recognition of people, seeking equal rights, responsibilities and opportunities for all.

•	Honesty: We promote transparency and seek to act consistent with what we believe and say; this is the only way we will continue to build relationships of trust.

•
Sustainability: Because people are at the center of everything we do, we carefully attend to their needs, seeking to guarantee social, economic and environmental well-being, for the present and for the future.

Our North Stars

•	Efficiency

•	Customer Experience

•	Growth

Content
Sustainability Strategy

Governance

For Credicorp, integrating sustainability in our day-to-day management of our businesses is vital to ensuring effective implementation of Credicorp’s corporate sustainability strategy.  The sustainability governance structure’s objective is to increase the visibility of sustainability within the organization and establish clear responsibilities for the strategy and its successful execution at the Credicorp and subsidiary levels.

We opted to add a series of roles to the existing governance structures to drive implementation and align actions at the subsidiary level with the sustainability strategy developed at the corporate parent level. Involving the Board and the leaders of the organization in this process has been key to its success.

Governance Structure

Forum / Team	Description
Sustainability Committee	The Sustainability Committee reviews Credicorp’s sustainability strategy and initiatives.
Sustainability Executive Sponsors (CEO, COO)
To ensure that adequate responsibility is assumed for the implementation of the Sustainability Program at the corporate parent level, we designated an executive sponsor to take charge of supervising the sustainability strategy.

Sustainability Steering Committee	The objective of this forum is to ensure that the sustainability strategy is adequately executed in all of the subsidiaries and at every level.
Sustainability Leader at Credicorp	The sustainability leader reports directly to Credicorp’s Sustainability Sponsor (COO) and is in charge of the Corporate Sustainability Office.
Sustainability Office
The Sustainability Office works alongside the Sponsor, sustainability leaders and project leaders at all the subsidiaries to extend and align efforts while ensuring synergy development and consistency as it supports different instances in the execution of their initiatives.

Sustainability Leaders (Subsidiaries)	These leaders supervise the implementation plan at the company level and monitor the initiatives’ progress.

Content
For further information about the Sustainability Committee, please see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.C Board Practices”.

Our ESG Approach

To further strengthen our long-term performance and competitiveness in the markets in which we operate, we developed a program to integrate sustainability more deeply within our business strategy and activities. The result is our 2020-2025 Commitment to Sustainability Program (the Sustainability Program) summarized below.

Each of the main subsidiaries of Credicorp will play a vital role in the Sustainability Program. By executing on tangible and feasible business opportunities that aim to improve both business performance and positive ESG impact, we aim to create long-term value for both Credicorp and its stakeholders. The Sustainability Program defines three pillars, that will guide Credicorp’s sustainability ambitions for 2020-2025:

(i)	Create a more sustainable and inclusive economy:

At Credicorp, we are conscious that we are a significant player in and have notable shares of the markets in which we operate and, accordingly, must assume a proportionate role in promoting a more sustainable and inclusive economy. For this reason, our main ambitions include diverse efforts to drive the financial inclusion of people, as well as micro and small businesses. On this front, Mibanco has played a particularly important role given its historic commitment to the financial inclusion of SMEs (small and medium enterprise), which contributes to the transition to a more formal economy. The efforts directed at supporting growth in this segment, which is the engine of our economy, coupled with initiatives to close gender gaps (for example, through Mibanco’s Crédito Mujer product), will help Credicorp generate positive impacts in our society. Our financing programs complement our innovative initiatives for financial inclusion, such as our Yape mobile application, which has become one of Peru’s primary conduits for low-value payments and transfers and has greatly accelerated Credicorp’s efforts in financial inclusion.

To guide our efforts to create a more sustainable economy, we have focused on systematizing our approach and rolled out policies to guide our sustainability journey. In 2021, we published our environmental policy and we seek to continue publishing relevant information about our sustainability. The purpose of both documents is to provide guidelines to implement and manage our environmental and sustainability approaches respectively. Additionally, we set an aspiration to hone our management of environmental risks and have taken initial steps in this regard, taking into consideration international best practices. To complement these endeavors, we developed the first version of our ESG taxonomy for the environmental front. Additionally, we strengthened our credit policy to ensure better alignment with environmental considerations and demonstrate a greater commitment to continuously improving our risk management.

Content
(ii)	Improve the financial health of citizens:

We believe that we bear significant responsibility for improving the financial health of individuals, increasing their economic resilience, and improving their relations with the financial system, in the countries where we operate. When people are financially healthy, they are in a better position to take advantage of opportunities to achieve personal and professional objectives.

In 2021, Credicorp and its companies continued to support and lead multiple initiatives for financial education, which included programs for the general public, such as ABC at BCP, ABC del Seguro at Pacifico, the web series El Depa (pension education program from Prima AFP) and 5to piso (financial education product from BCP), and targeted programs, such as Munay Voluntariado from Mibanco, which provides personalized advice to entrepreneurs. These programs benefitted millions of people and demonstrated Credicorp’s commitment to helping people bolster their financial knowledge as well as financial and digital skills. We are certain that these efforts will allow people to take advantage of opportunities that may lead them to a lifetime of financial health and prosperity, which should also help mitigate the financial impacts of unforeseen events on their financial health.

As we develop our sustainability initiatives, we seek to build long-term relations with our clients based on trust. We do so by invoking high levels of transparency and continuously simplifying designs for communication, products, and processes.

Finally, to anticipate the needs of our clients, in 2021, we redesigned our disruptive innovation model. We have revamped our innovation governance to strengthen the Group’s capacity to incubate businesses that are close to our core in the Innovation Centers of each of our business lines as we seek to innovate through our Corporate Venture Capital, which we call Krealo. We have directed a large number of resources to these fronts and will report our advances down the line.

(iii)	Empower our people to thrive:

As a Group, we seek to empower people both in and outside the organization so that they can thrive. We promote a diverse and inclusive workforce with equal opportunities to strengthen creativity and innovation; ensure long-term prosperity; and boost our employees’ motivation. For this purpose, we continue to implement our Gender Equality Program, which promotes equitable treatment at every level of the organization. This year, we conducted a number of initiatives to improve the gender balance in leadership positions by ensuring that the final rounds of interviews respect a gender balance; establishing internal targets and aspirations for gender balance in mid-level management; and conducting training of the Human Management and Development teams to prepare them to conduct interviews free of gender and other biases. Additionally, we worked to update our corporate governance policy to include a gender focus in the diversity guidelines that govern the composition of the board and its committees.

Content
Together with our efforts to achieve equality at our companies through equitable treatment, we have implemented initiatives to promote the development of our human capital. In a constantly changing environment, our workforce will require critical abilities in the area of digital knowledge; data management; and agility. For this reason, the corporate office of Human Management and Development is strengthening programs to bolster these capacities and is working to ensure that the roll out is structured, phased, and organized in every company in the Group. Additionally, a hybrid work model was launched to improve our employees’ experiences (based on the nature of the position held). This model’s flexibility allows us to capture and retain talent as we gain organizational efficiencies.

At Credicorp, we are conscious of the fact that our sustainability strategy has multiple fronts and, to heighten its effectiveness, many actors influence its development and implementation. To ensure that the impacts we generate with our initiatives can be multiplied to benefit more people, we have identified spaces to cultivate alliances. An example of this kind of effort is Yape’s participation in the distribution of government relief payments in the context of the pandemic. Through this collaborative effort, Yape, along with other mobile wallets, ensured that vulnerable Peruvians received much needed support in an agile, rapid, and cashless manner.

The three pillars described above are aligned with our core business operations and with the United Nations Sustainability Development Goals (SDGs), specifically with the following SDGs:

SDG 5 – Gender Equality: Achieve gender equality and empower all women and girls

SDG 8 – Decent Work and Economic Work: Promote sustained, inclusive, and sustainable economic growth, full and productive employment, and decent work for all

SDG 9 – Industry, Innovation, and Infrastructure: Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation

SDG 10 – Reduced Inequalities: Reduce inequality within and among countries

SDG 13 – Climate Action: Take urgent action to combat climate change and its impacts

Content
SDG 16 – Peace and Justice Strong Institutions: Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable, and inclusive institutions at all levels

SDG 17 – Partnerships for the Goals: Strengthen the means of implementation and revitalize the global partnership for sustainable development

To achieve our vision of sustainability, we have identified the business initiatives that we must pursue based on their relevance to the market and to the products and services that improve our competitiveness. These efforts ensure that sustainability is at the core of our business model.  We have also determined which internal changes must be made to our operating model so that it provides an adequate launchpad for initiatives and catalyzes our impact. The business initiatives are concentrated in Platforms while internal changes are situated in Enablers.

In 2021, we rolled out 7 of our 8 platforms, which are comprised of 40 initiatives or business opportunities that have been identified by the Group’s different companies and at the corporate level. Each of these platforms is equipped with a forum for discussion and coordination, which generates visibility and alignment and provides a platform to share good practices and develop synergies. These platforms have been designed to generate positive impacts among interest groups while they generate value for the business. Additionally, each of our companies contribute to the development of these platforms by sharing its experience and specialized business knowledge.

Content
Credicorp’s Integrated 2020-2025 ESG Business Strategy
Our Vision
To be a sustainable financial services leader in Latin America. We are purpose-led, future-oriented and focused on creating superior value for our employees, customers, shareholders, and the countries we operate in

Three Pillars	Create a more Sustainable and Inclusive Economy			Improve the Financial Health of Citizens		Empower our People to Thrive
12 Key Ambitions
•Increase financial inclusion

•Contribute to the transition to a more formal economy

•Support the transition to an environmentally sustainable economy, including the effects of climate change

•Enable small and medium-sized businesses to start and grow, including our supplier ecosystem

•Become #1 in delivering the best experience for our customers in the most efficient way

•Build long-term relationships based on trust, through transparency and simplicity

•Help people improve their financial knowledge and skills to make better financial decisions

•Increase the pace of innovation to anticipate customer’s needs in the future

•Champion diversity, inclusion, and gender equality

•Model the development of the workforce for the future by supporting people to enhance their skills, effectiveness, and impact

•Enhancing our governance structures and encourage people to do the right thing in their careers and the community

•Develop creative solutions and partnerships to solve important societal issues

8 Platforms	Sustainable Assets under management	Financial inclusion	Sustainable Finance	Financial Education	Simplicity and Transparency	Female oriented products and opportunities
	Helping small businesses to grow		Transition to more formal economy
9 Enablers	Human Resources		•Workforce of the future Change management •Champion diversity, inclusion, and gender equality
	Finance		•Optimize communication and reporting to capital markets •Be the steward of long-term value creation
	Risk		•Integrate ESG into risk management framework including improving cybersecurity and data protection
	Compliance and Ethics		Encourage people to do the right thing
	Other		•Enhancing corporate governance framework •Direct environmental footprint, ESG communications and CSR

Content
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

Our Digital Strategy

Our digital strategy is fundamental to our goal of successfully executing our purpose, leaving our values and advancing towards the future guided by our north stars. With an overarching group strategy, we are deepening our digital and transformation processes to capture opportunities efficiently while expanding our total addressable market and strengthening our operational drivers.

Our transformation journey began in 2015, when BCP Stand-alone decided to raise the bar in customer satisfaction while pursing greater efficiency. Later, this path was followed by Grupo Pacifico, Mibanco, Prima AFP and Credicorp Capital, where, as of 2021, each of our LoBs have created an independent Innovation Lab, and more importantly have embarked in a cultural and digital transformation.

Throughout all these years we have been innovating by constantly challenging, transforming and disrupting ourselves in order to anticipate and adapt to the increasingly fast changing megatrends that could impact our customers, capture digital opportunities and generate long-term profitability.  This has been achieved by the digital capabilities we have been developing such as:

a) Having a self-disruptive mindset,
b) Strengthening an agile and user experience culture,
c) Capturing digital talent, and;
d) Developing solid tech capabilities.

And by leveraging our competitive strengths:

a) Diversified and independent LoBs,
b) Strong brand & extensive network of long-term client relationships,
c) Sound management with resilient track record, and;
d) Solid balance sheet and risk discipline.

Despite the significant milestones achieved throughout the years, going forward we´re accelerating our transformation process while putting in place a new governance structure that will focus on capturing synergies & leveraging cross-fertilization opportunities across our businesses, while at the same time, we maintain the independence and disruptive initiatives of our different LoBs and develop new initiatives. This new governance will also ensure financial and operational discipline, at a time when our appetite for this kind of investment has increased.

Content
In order to enhance our disruptive and entrepreneurial culture, while adding an extra layer of support to innovation, we’ve created two new governance bodies at the Credicorp level, the Innovation Committee and the BAP Innovation Table, both of which are led by the Chief Innovation Officer (CINO), in order to optimize the return on our innovation investment portfolio.

The Innovation Committee will be comprised by C-level voting members, other senior members of the LoBs, and potentially, external advisors. The committee will delineate and propose the innovation strategy, composed by the ambition, the domains in which we want to operate and the fund sourcing and allocation for the Board’s approval. This Committee will also determine and monitor key progress and success metrics at aggregate domain and group levels, to take portfolio decisions in order to quickly respond to changes in market and technology trends.

The Innovation Table will serve as a space for sharing ideas and identifying opportunities for synergies and cross-fertilization between our LoBs. From the lessons learned by our Innovation Labs, we will distribute the best ideas, methods, and technologies to implement them across our LoBs.

Corporate Venture Capital – Krealo

We developed Krealo, our open innovation arm, into our Corporate Venture Capital arm, which will focus on external innovation to invest in opportunities that complement current and future LoBs, seeking to create both financial and strategic value for Credicorp and the ventures, bringing innovation from the outside-in. Krealo functions independently to other LoBs, with a similar flexibility to venture capital funds, coupled with the control, network and scalability of Credicorp.

As part of our innovation efforts at the holding level, in 2018, Credicorp set up Krealo, an initiative that has evolved from our open innovation arm to Credicorp’s Corporate Venture Capital, bringing innovation from the outside-in.

Krealo’s purpose is to identify, screen, and invest in opportunities that complement current and future Credicorp’s LoBs by building and/or acquiring new features. Krealo currently manages four ventures across Peru, Chile, and Colombia including: Tenpo SpA (Tenpo), a neobank, or online bank, in Chile; Credicorp Capital Negocios Digitales S.A.S. (Tyba), an online digital broker in Colombia, Chile, and Peru; Compañia Incubadora de Soluciones Moviles S.A. (Culqi), an offline and online payments company in Peru; and Wally POS S.A.C. (Wally), a POS SAAS business also in Peru. Krealo seeks to create both financial and strategic value for (i) Credicorp and (ii) the ventures:

(i)	Regarding Credicorp, Krealo creates strategic value by:
a.
Boosting Credicorp’s current businesses: As an example, in Tyba, through its 100% digital onboarding, it allows its users to invest in funds from less than US$25, therefore expanding the total addressable market in the Wealth Management business of Credicorp.

Content
b.
Creating new businesses for Credicorp: Tenpo, our neobank in Chile, has become Credicorp’s first step into Chilean retail banking through its product offering. With over 950,000 registered clients since July 2019, Tenpo is democratizing financial services in Chile.

(ii)	Regarding the ventures, Krealo creates strategic value by:
a.	Providing independence to the ventures with constant support in areas of expertise including growth, IT, data, cybersecurity, among others.
b.	Acting as a long-term strategic partner, willing to support ventures with capital and expertise throughout their development.
c.	Offering flexible deal structures with the aim of generating financial and strategic value.
d.
Helping ventures grow faster by offering partnerships with LoBs, regulatory and financial expertise, relationships with industry leaders and the financial ecosystem, and the opportunity to leverage in Credicorp’s distribution channel (both by selling their products through Credicorp channels and selling Credicorp products through the ventures channels).

Krealo seeks to become one of the most relevant actors in the Andean Venture Capital ecosystem by continuing to invest in fintech or startups with financial services angles.

In 2022, our strategic focus is to scale our businesses and increase user engagement. We strive to reduce our customer acquisition costs by leveraging organic channels, as well as partnerships with Credicorp’s companies and other market leaders. Furthermore, we are developing more products within our ventures to improve the stickiness of our solutions, generate cross-selling opportunities and keep our customers within our ecosystem with wider options according to their needs.

Risk Rating

In March 2022, S&P Global Ratings confirmed the credit rating of Credicorp Ltd. At ‘BBB’ and the outlook as negative. Also, as a result of the change in rating and outlook for long-term sovereign ratings on Peru, the rating agency has changed the credit rating from ‘BBB+’ to ‘BBB’ and the outlook from negative to stable of 7 Peruvian financial entities, including BCP Stand-alone and Mibanco. In April 2022, Fitch Ratings affirmed Credicorp Ltd.’s risk ratings at ‘BBB’ with a stable outlook.

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

Content
The following tables provide certain financial information about our LoBs as of and for the years ended December 31, 2021 and 2020:

	As of and for the year ended December 31, 2021
	External income (1)		Net interest, similar income and expenses		Non-interest income, net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	11,143	57.3	6,194	66.2	3,262	66.3	184,715	75.5
BCP Bolivia	891	4.6	337	3.6	157	3.2	13,800	5.6
Insurance and Pension funds
Grupo Pacifico	3,544	18.2	610	6.5	228	4.6	16,491	6.7
Prima AFP	407	2.1	(4)	-	406	8.2	840	0.3
Microfinance
Mibanco	2,114	10.9	1,860	19.9	(12)	(0.2)	16,163	6.6
Mibanco Colombia	302	1.6	229	2.4	35	0.7	1,393	0.6
Investment Banking and Wealth Management	866	4.5	89	1.0	767	15.6	14,744	6.0
Other segments	182	0.8	47	0.4	80	1.6	3,377	1.4
Eliminations	-	-	-	-	-	-	(6,701)	(2.7)
Total consolidated	19,449	100.0	9,362	100.0	4,923	100.0	244,822	100.0

(1)	Corresponds to total interest and similar income, non-interest income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(2)	Corresponds to total non-interest income (include income and expenses for commissions) and insurance underwriting result.

	As of and for the year ended December 31, 2020
	External income (1)		Net interest, similar income and expenses		Non-interest income, net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	10,775	58.6	5,994	69.9	2,795	58.7	180,766	76.1
BCP Bolivia	773	4.2	330	3.9	103	2.2	12,472	5.3
Insurance and Pension funds
Grupo Pacifico	3,211	17.5	526	6.1	602	12.6	16,025	6.8
Prima AFP	389	2.1	(8)	(0.1)	388	8.1	1,108	0.5
Microfinance
Mibanco	1,972	10.7	1,506	17.6	24	0.5	15,649	6.6
Mibanco Colombia	238	1.3	165	1.9	28	0.6	1,208	0.5
Investment Banking and Wealth Management	1,102	6.0	70	0.8	920	19.3	11,715	4.9
Other segments	(78)	(0.4)	(12)	(0.1)	(96)	(2.0)	3,484	1.5
Eliminations	-	-	-	-	-	-	(5,021)	(2.2)
Total consolidated	18,382	100.0	8,571	100.0	4,764	100.0	237,406	100.0

(1)	Corresponds to total interest and similar income, non-interest income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(2)	Corresponds to total non-interest income (include income and expenses for commissions) and insurance underwriting result.

Content
The following table sets forth the contribution to the consolidated net profit attributable to our equity holders by each of LoBs and main subsidiaries:

	2019		2020		2021
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	3,163	74.2	606	174.6	3,312	92.4
BCP Bolivia	79	1.8	(74)	(21.3)	72	2.0
Insurance and Pension
Grupo Pacifico	377	8.8	192	55.3	(129)	(3.6)
Prima AFP	197	4.6	148	42.7	146	4.1
Microfinance
Mibanco	392	9.2	(371)	(106.9)	260	7.3
Mibanco Colombia	3	0.1	(97)	(28.0)	37	1.0
Investment Banking and Wealth Management	230	5.4	192	55.3	164	4.6
Other segments and eliminations (1)	(176)	(4.1)	(249)	(71.7)	(277)	(7.8)
Total	4,265	100.0	347	100.0	3,585	100.0

(1)	As of December 31, 2021, it includes Credicorp Ltd., Grupo Credito and ASHC which mainly includes expenses and others.

The following table shows our LoBs and main subsidiaries’ respective percentage contributions to our total equity attributable to Credicorp’s equity holders:

	2019		2020		2021
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	16,762	63.9	16,122	64.6	18,300	69.1
BCP Bolivia	736	2.8	691	2.8	835	3.1
Insurance and Pension
Grupo Pacifico	2,801	10.7	2,971	11.9	2,279	8.6
Prima AFP	698	2.7	700	2.8	575	2.2
Microfinance
Mibanco	2,086	8.0	2,110	8.5	2,363	8.9
Mibanco Colombia	219	0.8	215	0.9	234	0.9
Investment Banking and Wealth Management (1)	1,841	7.0	2,503	10.0	2,990	11.3
Other segments and eliminations (2)	1,095	4.1	(366)	(1.5)	(1,079)	(4.1)
Total	26,238	100.0	24,946	100	26,497	100.0

(1)	Investment Banking and Wealth Management mainly includes Credicorp Capital Ltd and subsidiaries and ASB Bank Corp.
(2)	Includes Grupo Credito, CCR Inc., Inversiones Credicorp Bolivia, BCP Emisiones Latam 1 S.A., SEAH and others.

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

Content
(2) Lines of Business (LoBs)

2.1 Universal Banking

Universal Banking business, which focuses on lending and investment, is organized into (i) retail banking activities, including our Individuals, SME-Business, SME-Pyme (small and micro firm) segments, which are carried out by BCP Stand-alone’s Retail Banking Group (RBG);  (ii) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP Stand-alone’s Wholesale Banking Group (WBG); (iii) treasury activities, including asset and liabilities management (ALM); sales and trading; and foreign exchange and derivatives distribution which are carried out by BCP Stand-alone’s Treasury function; and (iv) wholesale and retail banking activities in Bolivia.

The majority of our banking business is carried out through BCP Stand-alone, the leading Bank in Peru with close to 31% market share in loans and 33% market share in deposits. We conduct banking activities in Bolivia through BCP Bolivia, a full-service commercial bank.

2.1.1 BCP Stand-alone

(I)	BCP Stand-alone’s Overview

BCP Stand-alone has one agency in Miami and one branch in Panama. See “ITEM 4. INFORMATION ON THE COMPANY – 4.C Organizational Structure – (1) Credicorp – (i) BCP.”  BCP Stand-alone’s operations are supervised and regulated by the SBS, SMV and the BCRP in Peru, by the Office of Financial Regulation of the State of Florida Department of Financial Services and the FED in the U.S., and by the SBP in Panama. As of and for the year ended December 31, 2021, BCP Stand-alone represented 75.5% of our total assets, and 69.1% of our equity attributable to Credicorp’s equity holders.

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

We believe our values are key elements to fulfilling our purpose and shaping our culture. We call it our WOW culture because it helps us to provide the best Customer Experience with a team committed to achieving our customers goals and dreams. Our values guide our employees and shareholders to work towards our purpose and reflect the role we want in Peruvian society. Our values are:

•	Customer Centricity
•	Test and Learn
•	Risk-conscious and righteous
•	Collaboration

Content
•	Give your Best
•	Boost your Skills

BCP Stand-alone framework

The framework which guides our path is comprised of key objectives and key results, as well as strategic pillars. The former describes what we want to achieve, while the latter represents how we want to achieve it.

At BCP Stand-alone, we began our transformation process long ago and our digital journey started in 2015. Now, we continue to be focused on our digital transformation, given that it is a fundamental part of our strategy and business development. In 2021, we accelerated our transformation by articulating all our efforts into one comprehensive plan to help us to achieve our goals. We have two key objectives that leads all our business efforts: (i) being number one in customer experience and (ii) having the best efficiency ratio in Latin America.

At BCP Stand-alone, we monitor and manage results and asset allocation by business segments, sub-segments, products, and channels as we seek out opportunities to optimize results. Additionally, we conduct quarterly business reviews, where we monitor more than 400 Objectives Key Results, which are aligned with our 7 strategic pillars, which define how we seek to accomplish our main objectives, to ensure that we are moving in the right direction.

Experience:

•	Deepening our connection to communities: We do business taking into consideration our role in the society and our different stakeholders.
•	The best experience: We offer a WOW experience in each touchpoint with our customers; and aim to provide solutions to their needs; and to support them at critical moments.

Efficiency

•
New sources and optimization of income: We continually develop new products and services to serve our customers and provide financial solutions to more Peruvians. In addition, we focus on optimizing our current revenue streams to their highest potential.

•	The most efficient bank in the region: We optimize our products and processes with an overall portfolio perspective. We incorporate technology and innovation to offer the most cost-efficient option.

The following internal capabilities will help us to achieve these objectives:

•	Data driven organization: We seek to capture and exploit data in the most effective and intelligent manner.

Content
•	Agile and effective operating model: Our operating model allows us to translate our strategy into results in an agile and effective way by prioritizing, allocating resources and managing results.
•	The best team: We are a team with the mindset, capabilities, and culture focus on delivering continuing value to our customers.

Enablers that facilitate the fulfillment of our objectives

Technology, Data and Operations:

During 2021, we have increased the number of functionalities and completely renovated our main mobile apps, both for corporate and retail customers. We have also improved our time-to-market, due to multiple improvements thanks to the adoption of scaled agile methodologies and Development Security Operations (DevSecOps) practices.

We continued transforming our legacy technologies to be more scalable, efficient, and stable to provide API services to most internal consumers. We experienced a major refocus on prioritizing operational stability in order to cope with increased transaction volumes coming from customers operating in our digital channels. We expect operational stability will continue to be a key priority during 2022.

We leverage artificial intelligence and advanced analytics to identify and improve the decision-making process of the different businesses of BCP Stand-alone. Our Center of Excellence in Advanced Analytics has developed over 30 initiatives to improve the customer experience and help to reduce costs with automatization.

The initiatives developed by the data laboratory, which is one of our tribes, study the population (including current customers and non-customers) by using non-traditional data sources, as well as data from our digital channels. The data capture strategies, algorithms and data models support lead generation (for people and enterprises) and updating of customers contact information.

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

Content
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

c.
Awareness program: The technology to prevent cyber-attacks is not enough; the weakest point in an organization is, usually, an internal user incorrectly handling digital tools and exposed to possible cyber-attacks. Therefore, since 2018, BCP Stand-alone generated an awareness strategy, defining parameters and best practices to train users to prevent and respond to cyber-attacks.

d.
Cybersecurity indicators: It is necessary to verify whether the controls we implement are effective. For this reason, BCP Stand-alone defined significant cybersecurity indicators (key risk indicators and key performance indicators) for the organization, such as patches deployment, use of the latest antivirus software, and legacy servers.

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

Agility

In 2021, we finish deploying all the agile units contemplated by BCP Stand-alone’s business agility strategy. Our agile operation encompasses 26 Tribes and 13 Centers of Excellence (CoEs), which is how we refer to our agile organizations dedicated to the creation and evolution of a company’s highly specialized and strategic capabilities.

All tribes and CoEs follow an agile operating model that allows them to plan, prioritize and focus on initiatives that directly contribute to established objectives, providing flexibility and agility to offer value to clients by maximizing productivity.

These agile organizations operate in quarterly cycles. In each quarter they follow a process of planning and value accountability called QBR (Quarterly Business Review) Process. In this process, BCP Stand-alone Tribe Leaders align their objectives with BCP Stand-alone’s strategy and coordinate interdependencies among them. Agility is aimed at generating value by creating multidisciplinary, stable, self-organized and empowered teams. In any case, applying agility may introduce operational risks to BCP Stand-alone, which are mitigated by these agile organizations following all control processes established in BCP Stand-alone (risk control, budget, audit, security, etc.) like any other unit in BCP Stand-alone.

Content
Among BCP Stand-alone’s main agile achievements in 2021 were: 1) the implementation of an agile organization scheme with Tribes an CoEs (as of December 2021 BCP Stand-alone had 29 Tribes and 13 CoEs, compared to none as of December 2017); 2) time-to-market improvement for new products from 6-18 months in 20202 to a maximum time of 3 months in 2021; and 3) the deployment an Agile Academy Program and an Agile Day Event for all employees at Credicorp as part of a cultural educational strategy.

Currently, our main agile focus is to consolidate the agile operating model that we have built, and for this we have 3 ongoing projects: 1) implementing an agile management model, which we believe promotes the alignment, prioritization, and accountability of initiatives, as well as better performance and use of resources towards our objectives as a company; 2) developing high performance agile teams by focusing on initiatives that improve time to market, productivity and quality in our squads, which are our agile, autonomous and multidisciplinary teams that work within the Tribes and CoEs; and 3) strengthening our chapters, which are highly specialized people that compose our CoEs, by raising the quality level of the service they offer to our squads.

We plan to continue our efforts to increase the level of maturity in business agility of our organization.

Where we stand today….

We continue working to progress in our key objectives as well as in key results, in line with our main objectives of providing the best Experience and increase Efficiency.

In terms of customer experience, we identify the customer journeys with the lowest levels of satisfaction, but with the highest value for our customers, and focus our efforts on improving those journeys. We are constantly working to improve operational stability and the service provided through our different channels to continue improving our customer satisfaction, given that it is one of our main strategic priorities.

We also believe that sustained increases in digital sales, accelerated adoption of digital service and increase in IT resources will impact positively in the medium term on our efficiency ratio. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (6) Lines of Business (LoBs) – 6.1 Universal Banking – 6.1.1 BCP Stand-alone – Financial Ratios” for analysis of recent trends in BCP Stand-alone’s efficiency ratio.

Content
We continue to make progress in digitizing our customers by launching new functions and products in our mobile applications. In 2017, retail digital sales represented only 5.4% of total units sold, but in 2021, our digital sales accounted for over 40% of total units sold, of which products such as advance on wages, savings accounts and insurances had higher levels of units sold digitally. We have also increased our share of digital clients, which were 23% of individual clients in 2017 and reached 57% in 2021. Digital clients are retail customers who comply with at least with one of three conditions: (i) carry out at least 50% of their monetary transactions through digital channels, (ii) carry out at least 50% of their non-monetary transactions through digital channels, or (iii) bought products digitally in the last 12 months. To achieve these results, we have improved the experience in our digital channels and have increased our mobile banking users from 0.8 million in 2017 to over 4.5 million in 2021. Moreover, in 2017, we launched Yape, which has since become the largest digital wallet in Peru, according to BCP Stand-alone’s research unit, with over 8 million users by the end of 2021. We increased our volume of loans and deposits per employee (by 47% from 2017 to 2021) and reduced our branches (by 21% from 2017 to 2021) placing us among the most efficient financial institutions in Latin America according to BCP Stand-alone’s research unit analysis of the efficiency ratio of its main regional peers. We have also continued increasing our spending and investment in IT (by 79% from 2017 to 2021) to achieve further improvements in our efficiency indicators in the medium term.  For further information about our digital transformation investments please refer to “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our increasing investments in digital transformation and disruptive initiatives may fail to achieve the ambitions, efficiencies and other performance improvements, which could affect our financial performance.”

(II)	BCP Stand-alone’s Business Segments

(II.I)	Retail Banking Group (RBG)

As of December 31, 2021, retail banking-related loans represented 51.9% of BCP Stand-alone’s total loans, while retail banking-related deposits represented 62.4% of BCP Stand-alone’s total deposits.

The following table shows the client segmentation for RBG. This segmentation was a result of an analysis that addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation
Business	Segment	Group	Client Income/Sales/Total debt
Retail Banking Group (RBG)	Individuals	Enalta	Individual monthly income at least S/20,000; or more than US$200,000 in asset under management (not including severance indemnity deposits) in each month for the previous 6 months
		Affluent	Individual monthly income from S/5,000 to S/20,000 in each month for the previous 6 months
		Consumer	Focus on medium- and low-income individuals (less than S/5,000 of individual monthly income)
	SME	Business	Annual sales from S/5.6 million to S/33 million; or total debt from S/1.2 million to S/10 million
		Pyme	Annual sales up to S/5.6 million; or total debt up to S/1.2 million

Content
Individuals’ business segments within RBG are:

Enalta

Enalta services include investment advisory, securities-based lending, financial planning, and day-to-day banking services such as loans and cash accounts. Enalta clients have access to 8 exclusive branches, 7 in Lima and 1 in Arequipa, and they benefit from the personalized advice of investment, insurance and loan experts, as well as exclusive, invitation-only products. Enalta has close to 44,000 clients.

Affluent

Customers in RBG’s Affluent segment receive a differentiated value proposition that includes dedicated remote customer service, such as specialized account managers, preferential service by tellers at branches, an exclusive contact number, and preferential interest rates on loans. Approximately 80% of these clients are serviced through specialized remote account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling, and share-of-wallet strategies. In 2021, we diverted the remaining clients from the physical branches to remote account managers. This has allowed us to give greater personalized services to customers with more products. Affluent has approximately 355,000 clients, of which 285,000 are served by 298 relationship managers. Clients without a relationship manager are served by a pool of assistants.

Consumer Banking

Our Consumer Banking segment is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 9.8 million (only considers clients with at least one product) medium-to-low-income individuals. Consumer Banking focuses on customers who receive their payroll through BCP Stand-alone (which represents around 1.25 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that may include non-banking benefits (such as access to discounts on non-banking products) and access to payroll advances.

The main products offered to individuals are:

Mortgage

According to the SBS and the Association of Banks of Peru (Asociación de Bancos del Peru or ASBANC by its Spanish initials), as of December 31, 2021, BCP Stand-alone was the largest mortgage lender in Peru, with a market share of 32.06%.

Content
One of the product lines responsible for recent growth in BCP Stand-alone’s mortgage lending to low-income customer is loans funded by the credit program of the Peruvian Housing Development Bank (Fondo MiVivienda). The Fondo MiVivienda credit program provides government-funded loans with down payment aid for the purchase of properties valued up to S/427,600. This program seeks to cover the deficit in housing for lower-income population segments.

According to the SBS, in 2021, BCP Stand-alone made over 4,000 MiVivienda loans, representing the largest number of MiVivienda loans in the financial system, according to the SBS. In addition, as of December 31, 2021, BCP Stand-alone had a MiVivienda market share of 40.4%.

Mortgage loans are associated with low losses because of their low LTV, as they are backed by the home equity guarantee. These loans have the added benefit of generating opportunities for cross selling other banking products.

Credit Card & Consumer Loans

BCP Stand-alone’s current credit card balances decreased from S/4,004 million as of December 31, 2020 to S/3,754 million as of December 31, 2021, due to our implementation of a risk-reduction strategy in the first half of 2021 and to the fact that clients had excess liquidity from severance indemnity and pension fund withdrawals approved but the government, which led to less use of their credit cards. However, the optimization of our risk models and pricing strategy, enabled BCP Stand-alone to increase its credit card sales by 34% from 2020 to 2021 also following the implementation of new commercial campaigns and the lifting of pandemic related restrictions, contributed to the total credit card usage by BCP Stand-alone’s customers increasing by 54% during the same period

In addition, BCP Stand-alone increased its credit card authorization rate by 3.5% compared to 2020, from 88.2% to 91.7%. Furthermore, contactless payments were promoted through credit cards and mobile payments. As a result, this type of payments represented 55% of total transactions (an increase of 19% compared to 2020). Moreover, BCP Stand-alone achieved 34.4% of its sales through digital channels in 2021 (an increase of 7.3% compared to 2020). These improvements enabled BCP Stand-alone to improve its customers’ credit card satisfaction rate by 12% from 2020 to 2021, according to BCP Stand-alone’s own customer satisfaction surveys led by Ipsos Peru.

Content
During 2021, consumer loans showed a significant recovery in line with economic reactivation after the initial phase of the COVID-19 pandemic. We achieved record levels of sales, with over S/600 million in 2021.

At the beginning of the year, we focused on increasing our product offering to allow more customers to start building a credit record and be included in the financial system. To reach these objectives, we offered 92,000 customers low credit limits and gradually increased limits for customers with good payment behavior. We also improved our value proposition by using an elasticity model to set interest rates. Consumer loans without collateral grew from S/4,933 million in 2020 to S/6,115 million in 2021 (representing 24% growth), and digital sales accounted for 77% of total loans sold in 2021 (an increase of 17% compared to 2020).

The SME segments within RBG are:

SME-Pyme

SME-Pyme served approximately 647,600 clients as of December 31, 2021. Its credit portfolio reached S/19,787 million in 2021 (compared to S/19,916 million in 2020) and a market share of 22.0%, according to the SBS. In 2021, we continued to serve our clients while digitizing our processes and systems. Finally, according to BCP Stand-alone’s own customer satisfaction surveys led by Ipsos Peru in 2021, 52% of SME-Pyme clients indicated that they were satisfied or highly satisfied with BCP Stand-alone products and services.

SME-Business

SME-Business served approximately 11,100 clients as of December 31, 2021. In 2021, SME-Business experienced a reduction in loans and deposits, which decreased 4.7% and 4.9%, respectively, from December 31, 2020, to December 31, 2021, mainly driven by lower Reactiva Peru loans and deposits. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic Environment – Peru” for a description of the Reactiva Peru Program. Excluding the effects of the Reactiva Peru Program, SME-Business’s loans balance decreased by 9.4% over the same period. According to the SBS, BCP Stand-alone closed 2021 with 40.8% in loans market share, in Peru, keeping BCP Stand-alone in first place in market share. Furthermore, according to our internal customer satisfaction survey led by Ipsos Peru, 90% of our SME-Business clients indicated that they were satisfied or highly satisfied with BCP Stand-alone products and services in 2021 compared to 92% in 2020.

Content
Distribution Channels

Digital channels

◾
Mobile Banking: In 2021, more than 373 million monetary transactions were channeled through Mobile Banking at BCP Stand-alone, which represented growth of 48.6% with regard to the level reported in 2020. This growth was driven by client migration to digital channels during the quarantine.

◾
Internet Banking: Transactions through Internet Banking at BCP Stand-alone grew 22.1% in 2021 to close the year with a total of 135 million monetary transactions. Additionally, through different digital platforms, more than 3.4 million sales were made throughout the year. This represented growth of 64.5% with regard to the level reported in 2020.

◾
Yape: Yape registered higher growth in monetary transactions than any of our other channels from 2020 to 2021, reporting expansion of 270% in monetary transactions from 105.9 million in 2020 to 391.3 million in 2021.

◾	Cocos y Lucas: In December 2019, BCP Stand-alone launched its platform to change soles and dollars, Cocos y Lucas. This offered clients a new alternative for exchange transactions.

For more detail about Yape, please see “Retail Banking Innovations “.

Self-service channels

◾
ATMs: In 2021, BCP Stand-alone’s ATM monetary transactions increased 11.3% and total transactions increased in 8.4%. BCP Stand-alone decreased its ATM pool by 95 to close the year at 2,222 units. This reduction was in line with the closing of branches where these ATMs where assigned.

◾
Kioskos BCP: Kioskos BCP are digital self-service platforms at which customers can open savings accounts and/or pick up debit cards.  6.8 million transactions were conducted through Kioskos BCP in 2021, which represented a 15.3% decrease from 2020.

Physical channels

◾
BCP Agentes: BCP Agentes, which are legally separated points of contact at allied SMEs, with which we contract to enable our clients to carry out certain transactions, continues to constitute a highly effective channel for providing services to our clients given the wide availability of BCP Agentes in Peru. At the end of 2021, BCP Stand-alone had 8,054 BCP Agentes, which reflected an increase of 1,051 BCP Agentes compared to the end of 2020. BCP Agentes conducted 357 million of monetary transactions, which represent an increase of 24.7% with respect to 2020.

◾
Branches: At the end of 2021, BCP Stand-alone had 357 branches, which represented a reduction of 31 branches with regard to the level reported in 2020. This decline was attributable to an increase in client digitalization levels in the context of the pandemic, which led us to optimize our network.

Content
Retail Banking Innovations

Yape

Yape’s goal is to be the preferred app for Peruvians to solve their daily needs. Yape is an app used to make money transfers and payments through a cell phone. Yape users can receive money transfers to their bank accounts, make transfers and payments to other accounts which are linked to their cell phone number and/or to a unique QR code, or buy cell phone credit. Our main goals for this app are: for it to be the main payments network in Peru, to be present in the daily lives of Yaperos (Yape users); and to solve Yaperos’ financial needs.

Yape grew an average of 270,000 new monthly users during 2021, of whom more than 70,000 are new BCP Stand-Alone clients and first-time users of a debit prepaid BCP Stand-Alone bank card. A new Yape user is more likely to acquire other BCP Stand-Alone products and to lead to new clients than a non-Yape user.

The goal of Yape is to achieve financial inclusion for the almost two thirds of Peruvians which today do not have access to banking services in the country. To that end, we launched Yape Card in May of 2020. Yape Card is a prepaid digital account. Any Peruvian citizen, 18 years or older can register with an ID and use Yape without having a BCP Stand-Alone bank account.

In the context of COVID-19 pandemic, in 2021 Yape Card was a key contributor in the distribution and payment of the Bono 600 and Bono Yanapay transfers given by the Peruvian government to more than 780,000 Peruvians who were not users of the formal banking system. Those citizens were able to receive financial aid provided by the government in a timely and safe manner because of Yape Card.

As of December 2021, Yape had more than 8 million users, 57 million monthly transactions, S/25.7 billion transferred annually, and more than 1.6 million small businesses affiliated. More than 54% of users used Yape at least once a month. During 2021, the growth rate for Yape’s users was approximately 13,000 registrations per day.

Today, Yape adds value to the organization through four main sources: (i) client’s transactional data. Given that cash transactions are replaced by digital ones, it is possible to duly register information about payments and transfers from small businesses and, as a consequence, improve credit risk assessment and develop new products targeted to this segment; (ii) bank accounts remain with a positive balance for longer periods of time because the use of cash is less frequent as it is replaced with digital transactions. In addition, there is a reduction in the use of tellers or ATMs thus reducing associated operating costs; (iii) Yape has generated a significant number of new customers to BCP Stand-Alone. Also, because those clients are mostly digital clients, customer service costs are reduced too. In addition, there are more than one million Yape Card members who can become potential users of BCP Stand-Alone banking products; and finally (iv) current BCP Stand-Alone clients can turn into digital clients, that is, make a more frequent use of digital channels which lowers the cost of attention.

Content
One of the most important milestones of 2021 occurred in November with the launch of our first product: “Mobile Top-Ups” (cell phone credit recharges), which allows users to buy cell phone credit from the Yape app. This launch has brought with it promising results, since in just a month and a half, 1.3 million top-ups were reached, which represented S/7.6 million transacted. This is the first functionality that generates direct income to the Company, because there is a fee paid by the mobile phone carriers.

COVID-19 management

RBG extended financial facilities to clients through reprogramming loans and debt consolidation and as of December 31, 2021, facilities extended to individuals totaled S/1,282 million, facilities extended to SME-Pyme totaled S/305 million and facilities extended to SME-Business totaled S/299 million.

Also, BCP Stand-alone disbursed approximately 880,000 payments of government financial assistance to vulnerable populations and served 879,000 clients with their severance indemnity withdrawals and approximately 1.2 million clients with their pension fund withdrawals

(II.II)	Wholesale Banking Group (WBG)

As of December 31, 2021, wholesale banking loans represented 46% of BCP Stand-alone’s total loans, while wholesale banking deposits represented 36% of BCP Stand-alone’s total deposits. WBG competes with local and foreign banks in Peru. WBG’s average daily balances amounted to S/52,892 million in 2021 (a 1.6% increase from 2020), compared to average daily balances of S/52,061 million in 2020 (a 13.1% increase from 2019) and S/46,042 million in 2019 (a 2.8% increase from 2018). It also maintained its leadership in the Peruvian Wholesale Banking market with a 37.8% market share in loans, according to the SBS and ASBANC. It has also established longstanding client relationships with major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing, and lease and project financing.

The following table shows the client segmentation of BCP Stand-alone’s WBG segments. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation
Business	Group	Client Income/Sales/Total debt
WBG (1)	Corporate	Annual sales higher than $100 million
(equivalent to S/399 million)
	Middle-Market	Annual sales from $10 million to $100 million

(1)	Converted into Soles at the exchange rate of S/3.987 per US Dollar, December 31, 2021 - SBS.

Content
WBG is divided into the following divisions and support areas:

Corporate and International Division (CID)

The CID served 4,831 clients as of December 31, 2021. The CID provides financing for capital expenditures and investments, sales, international trade, and inventories. It offers medium- and long-term financing, financial leases, and project financing and includes the following subdivisions:

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

Through the CID, BCP Stand-alone assists its corporate clients with financial services, cash management solutions, and short- and medium-term financing through the CID. BCP Stand-alone’s corporate banking loans, measured in average daily balances, increased from S/28,269 million in 2019 to S/30,801 million in 2020, but decreased to S/29,992 million in 2021.

BCP Stand-alone has a leading position in the Peruvian banking system with 37.7% of the market share for corporate banking loans, according to the SBS and ASBANC. Despite the intense competition of foreign banks that may offer lower rates to the market since they finance their operations at lower costs from their headquarters.

Middle-Market Banking Division (MMD)

The MMD served 8,931 clients as of December 31, 2021. Regarding MMD, we note the following:

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

Content
(ii)	MMD focuses principally on serving for-profit and non-profit organizations, state-owned companies, and other significant institutions.
(iii)
Furthermore, the Institutional Banking Unit, which operates within the MMD, serves 1,557 clients throughout Peru. In Lima, a specialized MMD team serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations, and regulated entities, such as microfinance institutions, insurance companies, pension funds, and private funds. Also, BCP Stand-alone has deployed specialized MMD teams in the largest provinces in Peru. On the other hand, in the smaller provinces in Peru, MMD is supported by the Retail Banking Division team who attends our customers’ needs.

(iv)	Cash management and transactional services subdivision, which develops products and services to support clients’ daily cash management activities, collections payments, and investments, among others.

The MMD loan portfolio was S/17,773 million as of December 31, 2019, S/21,260 million as of December 31, 2020, and S/22,900 million as of December 31, 2021. As of December 31, 2021, BCP Stand-alone had a market share of 37.9% in the Peruvian middle-market segment, according to the SBS and ASBANC.

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

Content
Digital Transformation

At WBG we aim to strengthen our clients’ preferences by improving business profitability, preserving risk quality, and enhancing our digital platforms. Therefore, our strategy has been focused on the following points:

•
Collection process enhancement: due to greater competition in the non-lending business, we have implemented projects focused on digitalizing our clients’ collection journey, providing them with an improved customer experience and maintaining our leadership position in the market. During 2021, we deployed initiatives based on educating and rewarding clients for the use of digital channels for service payments and worked on improving their customer experience.

•
A unique and powerful digital platform offering: make our Office Banking the best digital platform in the local financial market that allows us to accompany our clients in all their journeys, offering a digital end to end solution with 24/7 accessibility to our product and services portfolio.

•	Operational stability improvement: assure security and availability of our platforms.
•	Financial ecosystems and Open API development: we focus on creating an interconnected services network that allows users to satisfy multiple needs through a single integrated digital experience.

Sustainable Finance

WBG is committed to the sustainability objectives of Credicorp, which intends to create a more sustainable and inclusive economy. Hence, we offered green financing alternatives to our clients such as green loans and Eco-factoring; with the aim of empowering them to finance projects with a distinctive environmental footprint. In March 2021, as part of a club deal with another local bank, we granted Arca Continental Lindley a green loan for the repay of international bonds, issued to build the first industrial plants in Peru with LEED (Leadership in Energy and Environmental Design) Gold and Platinum certifications for their high-level of efficiency on resource management and care of human health.

COVID-19 Management

Since mid-March 2020, most companies have struggled with liquidity due to COVID-19. The WBG helped many companies to overcome the crisis by creating a specialized unit department in charge of rescheduling credits.

This area serves 148 clients from 12 economic groups, and its loan portfolio was S/2,807 million as of December 2021. This area was created to look after some of our Middle-Market and Corporate division clients who might need closer monitoring and special financing structures, with the aim of maintaining the commercial relationship and ensuring their financial performance recovery.

Content
Likewise, in March 2021, the Peruvian government approved rescheduling of loans acquired in the Reactiva Peru Program for clients that were still recovering from revenues losses due to the global pandemic. WBG proceeded to reschedule a total of S/1,406 million loans of 548 clients.

(II.III)	Treasury

BCP Stand-alone’s Treasury function is divided into four primary units: (1) the ALM Group, (2) the Sales & Trading Unit, (3) the Foreign Exchange and Derivatives Distribution Unit, and (4) the Treasury Tribe.

ALM Group

The ALM Group is responsible for managing BCP Stand-alone’s statement of financial position and for taking reasonable interest rate and liquidity risks under the oversight of our Asset and Liabilities Committee (ALCO). The ALM Group is also responsible for maintaining our investment portfolio, Liquidity Coverage Ratio (LCR) and Capital Management. In addition, the ALM Group participates in money and debt capital markets, oversees reserve requirements, and manages BCP Stand-alone’s liquidity and the bank’s statement of financial position. The ALM Group has been active in auctions held by the BCRP for certificates of deposit as well as in financing its funding needs, interbank transactions, guaranteed negotiable notes, and other instruments.

Sales and Trading Unit

BCP Stand-alone’s Sales and Trading Unit manages both foreign exchange and interest rate risk exposure and investments for proprietary positions purposes. The managed risk originates mainly from client liquidity transactions and from open proprietary positions. Market risk exposures and limits are independently defined by the Market Risk Unit and closely monitored by the Treasury Risk Unit. Additionally, an Investor Sales team within the Sales and Trading Unit actively reaches out to institutional investors, providing direct access to market maker prices and liquidity. The Sales and Trading Unit includes both a Foreign Exchange Desk and an Interest Rates Desk that manages risk as follows:

•
Foreign Exchange: The Foreign Exchange Desk provides liquidity for spot and forward transactions for its clients and other market makers in US Dollar-Peruvian Soles (USDPEN), other Latin-American currencies, and G-10 currencies. The Foreign Exchange Trading Desk also manages foreign exchange volatility book for USDPEN. Additionally, the desk participates in Foreign Exchange transactions related to different instruments designed by the BCRP to smooth out any currency volatility.

•
Interest Rates (IR): The Interest Rates Desk manages the investments and risk originated from both fixed-income and swap transactions from clients and from proprietary positions. BCP Stand-alone’s fixed-income portfolio consists mainly of government bonds (both in local and hard currency) from Latin-American countries and US Treasuries. The Interest Rates Desk is one of the main liquidity providers in the Peruvian government bond market, where it is a leading participant of the Market Maker Program of the Ministry of Economy and Finance of Peru.

Content
Foreign Exchange and Derivatives Distribution Unit

BCP Stand-alone’s Foreign Exchange and Derivatives Distribution Unit helps companies with their foreign exchange needs (spot and hedging) through its Distribution Desk. The broad portfolio of foreign exchange products provided to its client base has allowed the Foreign Exchange and Derivatives Distribution Unit to position itself as a benchmark in the foreign exchange business in the Peruvian market.

Treasury Tribe

The Treasury Tribe is responsible for providing technological support to the different units that make up the Treasury function through the enabling of platforms and technological tools; as well as, through the implementation of different initiatives that allow business scalability. The Tribe is made up of six squads — five for the development of initiatives related to products (Exchange, Foreign Exchange & Derivatives, Investments & Funding, Liquidity and ALM) and one for shared requirements across those products.

Role in LIBOR Transition

The Treasury team has been leading the transition process from LIBOR to other references rates. During this process, the group has measured the exposure and risks regarding the transition in terms of products, clients, funding, contracts, training, infrastructure, and other areas.

BCP Stand-alone has adopted most of the recommendations given by the ARRC convened by the FED. Specifically, Treasury and commercial bank products have been conformed to use Secured Overnight Financing Rate (SOFR) as the main alternative reference floating rate. This new alternative rate has been implemented in BCP Stand-alone’s systems that register and valuate contracts. BCP Stand-alone also has adopted the Fallbacks Protocol of the International Swaps and Derivatives Association (ISDA), amended legacy contracts, and advised its clients about changes in the market and current trends. The Treasury team has also trained the commercial teams and kept them up to date, in order to offer the most accurate information to BCP Stand-alone´s clients.

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

Content
BCP Stand-alone’s uniform credit policies and approval and review procedures are based upon conservative criteria. These policies are administered in accordance with guidelines established by the Peruvian financial sector laws and SBS regulations. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation”.

BCP Stand-alone’s credit approval process is based primarily on an evaluation of each borrower’s repayment capacity and commercial and historical credit behavior. BCP Stand-alone determines a corporate borrower’s repayment capacity by analyzing the historical and projected financial condition of the company and of the industry in which it operates. Other factors that BCP Stand-alone analyzes include the company’s current management and the quality of any collateral to be provided. In addition, BCP Stand-alone’s credit officers analyze the corporate client’s ability to repay obligations, estimate the probability of default of the client using an internal risk rating model, and define the maximum credit exposure that BCP Stand-alone wants to hold with the client.

The process of standardized risk model building, and monitoring based on new sources of information and innovative statistical techniques was crucial to the Group transformation to endure decisions in the credit process, such as admission, monitoring, and recovery. In particular, more complex models with enriched data allow for the inclusion of lesser-known customers into BCP Stand-alone portfolio and the more precise estimation of income and sales, which otherwise would have been done by physical means. These models are continuously monitored in order to assess their accuracy and revised if necessary. During 2021, some of the model adjustments introduced because of COVID-19 were reviewed and dismantled, particularly in credit admissions, as the uncertainty regarding customers’ payment behavior began to decrease.

BCP Stand-alone evaluates individual and small business borrowers by considering the client’s repayment capacity, a documented set of policies (including, among other issues, the client’s financial track record and the degree of knowledge of the client) and credit scores, which assign loan-loss probabilities relative to the expected return of each market segment. Nowadays a significant part of BCP Stand-alone’s loan application decisions for Individuals and SME applicants, are made through automatic means. However, more sophisticated loans application decisions are made by credit officers who use credit scores and profitability models as inputs for their evaluations. In 2021, BCP’s Credit Risk Department continued operating in an agile framework, in which tribes and squads follow an agile operating model that allows them to plan, prioritize and focus on initiatives that directly contribute to established objectives, providing flexibility and agility, in order to create value for our clients.

Under the agile framework, tribes and squads consist of diverse team members such as risk specialists, data scientists, risk policy implementation members, among others, that previously worked more separately and more remotely in distinct units. Operating under cross-functional Squads has created a better understanding and alignment of goals in a timely schedule, through increased and improved communication and collaboration. Squads achieve a faster and more effective exchange of data, information, and knowledge. Consequently, BCP’s Retail Risk Division has used the framework to enhance the bank’s abilities to more precisely and timely identify and assess the specific segments and subsegments that may require adjustments in credit policies and processes in order to be optimally managed.

Content
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

As a result of COVID-19, BCP Stand-alone has introduced methodological adjustments and new sources of information (including payment record and behavior on different pandemic phases, information about economic and geographic restrictions, and other internal variables) to calibrate the expected loss models. Some of these improvements include a greater granularity and improved assessment of the real situation of deterioration of the clients (mainly SME-Pyme and Consumer portfolios). This led to closely monitoring the potential continued effects and impacts of COVID-19, as well as the effectiveness of actions and measures especially for our vulnerable clients.

BCP Stand-alone has a strictly enforced policy that limits the lending authority of its loan officers. It also has procedures to ensure that these limits are adhered to before a loan is disbursed. Under BCP Stand-alone’s credit approval process, the lending authority for WBG is centralized into a specialized credit risk analysis division. This division is operated by officers and committees that have specific lending limits set by client and economic group.  Likewise, for RBG, there is another specialized credit risk analysis division that also operates with lending limits by product portfolio. In addition to the controls built into the loan approval workflow systems, the credit risk management divisions and internal auditors regularly review credit approvals to ensure compliance with lending policies.

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

Content
BCP Stand-alone believes that an important factor to maintain the quality of its loan portfolio is the selection and training of its loan and risk officers. BCP Stand-alone requires loan officers to have degrees in economics, accounting, business administration or related fields from competitive local or foreign universities. In addition, training for new loan officers begins with a three-month program that covers all aspects of banking and finance. Subsequently, loan officers receive training in specific matters throughout their careers at BCP Stand-alone. Laterally hired officers are generally required to have prior experience as loan officers.

BCP Stand-alone operates in substantial part as a secured lender. As of December 31, 2021, approximately S/60.7 billion of its loan portfolio and off-balance-sheet exposure was secured by collateral, which represents 45.0% of its total loan portfolio based on unconsolidated figures (excluding overseas branch office BCP Panama and overseas agency BCP Miami), as compared to 47.2% in 2020 and 38.3% in 2019. The increase since 2020 was driven in large part by the loans guaranteed under the Reactiva Peru Program (which provides coverage between 80% and 95%). Excluding these loans, 38.3% of the portfolio was secured by collateral in 2021.

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

In BCP Stand-alone’s credit monitoring unit, we continue improving the anticipation of credit deterioration for Wholesale Banking and Business Banking customers. We included transactional flows (cash flows in checking accounts, both input and output) in our alarm system.

Additionally, we have a sectorial taxonomy for risk management in case of unexpected events. This map is prepared by segmenting the portfolio by economic activities and identifying the risks for each sector.  In relation to rescheduled loans and loans under the Reactiva 1 and Reactiva 2 programs, we prepare quarterly portfolio monitoring for different risk variables in order to identify the level of portfolio risk. These variables include: rating, type of credit according to SBS, classification, credit exchange risk, and unique risk, among others; Likewise, we carry out an individual follow-up on a quarterly basis according to the alerts of each client.

2.1.2	BCP Bolivia

(I)	BCP Bolivia Overview

BCP Bolivia’s activities include wholesale banking and retail banking. As of December 31, 2021, BCP Bolivia had total assets of S/13,799.8 million, which include total net loans of S/9,148.7 million. At the same time, BCP Bolivia had customer deposits of S/10,585.8 million, and equity of S/835.0 million, with a 2021 ROAE of 9.24%.

Content
As of December 31, 2021, BCP Bolivia’s loans represented approximately 8.8% of total loans in the Bolivian financial system, and its deposits represented approximately 8.7% of total deposits in the Bolivian financial system, according to the ASFI.

The following table shows the client segmentation of BCP Bolivia. This segmentation was a result of an analysis, which addressed multiple factors such as the size (by income, sales, and/or debt) and volume of activity for each client, the clients’ affiliation with other companies or groups, and their credit ratings.

Client Segmentation (1)
Business	Group	Income/Sales/Total Debt
Wholesale Banking	Large companies (2)	Annual sales higher than approximately S/60 million
	Medium companies (3)	Annual sales from approximately S/4 million to S/60 million
Retail Banking (5)	Small business (5)	Annual sales from approximately S/0.1 million to S/4 million
	Micro business (5)	Annual sales of at least approximately S/0.1 million
	Consumer (6)	Payroll workers and self-employed workers
	Mortgage Banking (7)	Payroll workers, independent professionals, and business owners

(1)	Converted into Soles at the exchange rate of S/3.987 per U.S. Dollar, December 31, 2021 - SBS.
(2)	Loans to Large companies account for 36% of BCP Bolivia’s total loans. This segment accounts for approximately 297 customers.
(3)	Loans to Medium companies account for 12% of BCP Bolivia’s total loans. This segment accounts for approximately 534 customers.
(4)	At the end of 2021, retail banking loans accounted for 52% of total loans of BCP Bolivia, while retail banking deposits accounted for 30% of BCP Bolivia’s total deposits.
(5)
Small and Micro business banking accounts for 11% of total loans of BCP Bolivia, small business banking serves approximately 6,931 clients while Micro Business serves approximately 9,574 business clients.

(6)
Consumer banking accounts for 9% of total loans of BCP. Its customer base consists of approximately 56,370 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products.

(7)	This segment serves 11,682 customers, representing 31% of BCP’s total loans.

(II)	BCP Bolivia Transformation

During 2021, we extended our portfolio of digital products to include insurance policies, consumer loans, saving accounts, fixed-term deposits, and payroll-linked loans. We also digitalized and automated the credit evaluation processes of the above-mentioned products.

Other initiatives that are related to our digital transformation program that were implemented in 2021 include:

1.	The set-up of data governance and the implementation of data architecture and a Data Lake.
2.	The development of digital ecosystems through a mobile app called SOLI (a 100% digital payment method) to the market (specially the unbanked).
3.	The strengthening of our innovation capabilities with the creation of new squads (multidisciplinary teams that work under agile methodologies).

Content
Distribution Channels

Digital channels

•
Soli: As part of our commitment to increasing access to banking products, BCP Bolivia fosters the development of an ecosystem for digital payments called Soli, launched in 2016, which at the end of 2021 had 248 thousand users.

Self-service channels

•	ATMs: BCP Bolivia reported 310 units on December 31, 2021.

Physical channels

•	BCP Agentes: BCP Bolivia, incorporated 128 new BCP Agentes in 2021, bringing the total number of BCP Agentes to 1,019 as of December 31, 2021.
•	Branches: BCP Bolivia reduced its branches in 10 and reported a total of 44 branches at the end of 2021.

2.2 Microfinance

(I)	Microfinance Overview

The Microfinance LoB is focused on offering commercial banking activities and specialized financial services to small and micro business clients in Peru and Colombia through Mibanco. Mibanco Colombia was created in October 2020 after a reverse merger between Edyficar S.A.S. (whose commercial name was Encumbra) and Bancompartir (the surviving entity). According to the Economist, Mibanco franchise is the leading Microfinance group in the Americas and the second largest private microfinance bank in the world with a loan portfolio of S/14,491 million and approximately 1.9 million clients, representing around 7.1% of Credicorp’s total assets and 9.4% of the equity attributable to Credicorp’s equity holders. As of December 31, 2021, Mibanco Peru represented around 92.7% of the total loans of the Microfinance LoB.

Mibanco’s purpose

Mibanco’s purpose is to transform lives and accompany our clients as they write their success stories. By doing so, we expand financial inclusion in the markets in which we operate. Microfinance is a social business, and its success depends on the social development of our clients, employees, and communities.

Content
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

We are focused on five enabling fronts:

■	Customer Centric: to provide an extraordinary experience that is in tune with the needs of our clients.
■	Digital Business Model: to generate digital capacities and evolve the current business model by focusing on customer experience and efficient growth.
■
Collaborative Organizational Culture: focused on implementing a customer-client focus; reinforcing reliability and commitment; and ensuring that we have the talent and leadership required for transformation while forming work squads and tribes.

■
Data driven: focused on creating a competitive advantage by generating advanced analytical capacities to support core business practices (origination, collections, commercial effectiveness, pricing, and key personnel) and analytics to make decisions.

■	IT & Digital Risk: Having flexible architecture to support digital transformation and to ensure that cybersecurity is at necessary levels.

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

Content
Client Segmentation (1)
Group	Income/Sales/Total debt
SME – medium (2)	Annual sales up to S/20 million
Total debt higher than S/300,000, without issued debt in the capital markets
SME – small (3)	Total debt from S/20,000 to S/300,000
Microbusiness (4)	Total debt up to S/20,000
Consumer (5)	Focus on debt unrelated to business
Mortgage (6)	Focus on individuals for the acquisition and construction of homes and granting mortgages

(1)
As of December 31, 2021, Mibanco had 903,109 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2021, unless otherwise disclosed.

(2)
Mibanco’s SME – medium segment focuses on financing production, trade, or service activities for companies that (1) have total debt in the last 6 months higher than S/300,000, (2) annual sales up to S/20 million in the last 2 consecutive years, and (3) have not participated in the capital markets. This segment represents 4% of Mibanco’s total loans and 3,331 of its clients.

(3)
Mibanco’s SME – small segment focuses on financing production, trade, or service activities for companies that have total debt between S/20,000 and S/300,000 in the last 6 months (without including mortgage loans). This segment represents 61% of Mibanco’s total loans and 217,834 of its clients.

(4)
Mibanco’s microbusiness segment focuses on financing production, trade, or service activities for companies that have total debt up to S/20,000 in the last 6 months (without including mortgage loans). Microbusiness loans represent 27% of Mibanco’s total loans and 565,561 of its clients.

(5)
Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 4% of Mibanco’s total loans and 115,881 of its clients.

(6)
Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 3% of Mibanco’s total loans and 5,340 of its clients. Mibanco’s mortgage segment has a policy of limiting LTV to up to 90%.

Progress in Transformation

In 2021, we made the following progress on our transformation journey:

Customer Centric

During 2021, our efforts were aimed at improving our digital channels and their functionalities in order to provide the best experience to our customers. For this we have worked on three fronts.

(i)
Client Digitization: The use of the mobile application was promoted to answer queries and carry out operations. As a result, as of December 31, 2021, our mobile application had 570 thousand users and more than 14% of loan disbursements are made through this channel (compared to 306 thousand users and 2% of loan disbursements in 2020). Likewise, the digitization of our clients’ businesses was promoted through the use of Yape and Culqi, which are part of our payment ecosystem solutions, to carry out collection operations. Furthermore, in line with providing an extraordinary experience to our customers, business advisors conducted 144,000 training sessions on the use of digital channels for our customers.

(ii)
Disbursements generated through leads: Mibanco’s hybrid model in based on the capacity to generate loans through leads. Starting in 2021 and boosted by the economic reactivation, the generation of loans through leads became the lead process’s power to generate loans. In 2021, 67.5% of disbursement balances were generated through leads compared to 51.4% registered in 2020.

(iii)
Disbursements through alternative channels: Since 2020, to better meet the needs of Mibanco’s clients, we began to make loan disbursements through alternative channels. This has allowed clients to receive disbursed amounts directly through internet home banking or via mobile banking, eliminating the need to visit a branch.  During 2021, loan disbursement through alternative channels began to pick up, in line with an increase in total disbursements driven by economic reactivation. In 2021, disbursements through alternative channels accounted for 33.1% of total disbursements and represented 8.6% of the total amount disbursed, compared to 11.2% of total loan disbursements through alternative channels in 2020, which represented 5.6% of the total amount disbursed.

Content
At the same time, we are taking a more active role in the SME-Pyme financial ecosystem with Yevo, which is our digital platform where entrepreneurs can apply for loans, and receive advice related to digital issues and financial health. Yevo also offers services that add value to businesses, such as creating a virtual store, among others.

Finally, we are working on deploying the NPS (Net Promoter Score) throughout Mibanco’s branch network to align the whole organization under the Customer Centric enabling front. Mibanco’s NPS was 30% as of December 2021. We are also using the Employee Net Promoter Score (ENPS) indicator in our management processes to measure the employee experience. Mibanco’s ENPS score was situated at 55% as of December 2021.

Digital Business Model

We have advanced in our journey to a hybrid business model by developing digital tools and implementing new sale channels as alternatives to traditional outlets (business advisor), providing customers services through:

•	Telephone sales, APP, home banking, teller, and platform.
•
URPI, a digital instrument for business advisors, which facilitates the advisor’s assessment, sales, and collections in the field to ensure that they have more face-to-face time with clients. As of December 2021, 43.5% of the credit operations were conducted through alternative sales channels and 97% of our relationship managers were utilizing the functionalities available on URPI. These functionalities include field information on the clients, an operation simulator (amount, tenure, and rate), planning sales priorities and collections in the field.

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

Collaborative Organizational Culture

We have adopted agile forms of work through tribes, COEs and squads in order to serve our customers better more efficiently. By the end of 2021, we had 4 tribes (Traditional Channels, Product Segment, Business Ecosystem and Digital Channels); 2 COEs (Agility COE and Customer Experience COE); and 25 squads, which supported origination, collections, digital development, experimental work, and client experience. Additionally, we developed six business models for intelligent business and an advanced analytics team.

Content
Additionally, we have implemented our own network of Innovation Coaches and Architects to ensure innovation is maintained at all levels of the organization. In line with this, we launched the “Spiral of Innovation” award among the employees of Mibanco Peru and Mibanco Colombia, which is a contest where we evaluate the results of initiatives and choose the best one between various categories such as: new products and services, efficiency, employee experience, customer experience and sustainability. This contest highlighted Mibanco Peru’s Crediagua and Credito Mujer initiatives for their promotion of innovation in various economic sectors. Finally, we have implemented our ideas incubator named Muru, which aims to transform ideas within Mibanco Peru and Mibanco Colombia into tangible results.

Data Driven

In 2021, we were focused on generating competitive advantages through centralized lending and working on a multi-channel collections strategy. Improvements in this regard were supported by advanced analytics models, which helped us increase the number of loans approved through leads from 28.3% in 2020 to 36.3% in 2021.

IT & Digital Risk

We made progress in integrating the platform that supports digital transformation and rolled out processes to ensure that we meet all cybersecurity requirements. We also advanced in our quest to implement tools for digital collaboration.

Distribution Channels

Digital channels

•
Mibanco Mobile App: In 2021, 8.8 million transactions were processed through Mibanco’s Mobile App, which represented an increase of 171%, compared to 2020. Additionally, 131,389 loans were requested through the app, which translated into S/156.4 million in disbursements

•
Mibanco Web: Mibanco’s web page processed 1.2 million transactions in 2021, which represented a growth of 115% compared to 2020. Additionally, 20,605 loans were requested through the web, which translated into S/23.4 million in disbursements.

•	Yape: Since June 2020, Mibanco’s clients have been able to create a Yape account with their bank account.
•	Culqi: Mibanco created an alliance with Culqi, a digital POS, in October 2019.

Content
Physical channels

•
Agentes Kasnet: As part of the services offered to its clients, Mibanco has an agreement with Agentes Kasnet, a network of Multibank correspondents in Peru. At the end of 2021, 12,631 Agentes Kasnet were available for Mibanco clients; this represented an increase of 39.9% compared to the figure registered in 2020.

•
Branches: At the end of 2021, Mibanco had 315 branches; 281 were own branches while 34 belonged to Banco de la Nacion, a Peruvian state-owned bank that offers services to Mibanco clients under a special agreement.

COVID-19 Management

Credit Reprogramming: In response to liquidity needs, Mibanco offered reprogramming for short and long-term loans to provide clients with payments schedules that are better aligned with their payment capacities. Approximately 890,000 loans were reprogrammed (in the total amount of S/8,607 million) in 2020. As of December 31, 2021, the reprogrammed portfolio totaled S/1,832 million.

Reactiva Peru Program: Mibanco participated in the program, and we granted loans to approximately 245,000 clients (in the total amount of S/2,485 million) in 2020. As of December 31, 2021, Reactiva portfolio totals 238,000 loans (in the total amount of S/2,099 million). In March 2021, the government allowed the reprogramming of Reactiva loans. At Mibanco, the reprogramming has been generated with an additional 12 months of grace and up to 36 months for the payment of credit installments.

FAE-Mype Program: The Peruvian government implemented the micro and small Business Support Fund (Fondo de Apoyo Empresarial a la Mype or FAE-Mype by its Spanish initials) program to provide working capital to micro and small businesses in all productive sectors. Mibanco participated in the FAE-Mype program and granted loans to approximately 35,000 loans for a total of S/386 million in 2020. As of December 31, 2021, this programmed totaled 24,000 loans (in the total amount of S/236 million).

2.2.2	Mibanco Colombia

The following table shows how Mibanco Colombia segments its clients. This segmentation is based on an analysis that considers multiple factors, such as business size, client income, assets and/or total debt, among others, as well as the client’s affiliation with other companies or groups and their credit ratings.

Content
Client Segmentation
Group	Income/Sales/Total debt (1)
Commercial (2)	Debt not categorized as micro, consumer, or mortgage.
Micro (3)	Total debt up to 120 statutory minimum wages (equivalent to S/107,000).
Consumer (4)	Focus on debt unrelated to business.
Mortgage (5)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)
Converted into Soles at the exchange rate of S/0.000981 per Colombian Peso as of December 31, 2021. As of December 31, 2020, Mibanco had 115,414 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2021, unless otherwise disclosed.

(2)	Mibanco’s commercial segment focuses on all credits other than Micro, Consumer and Mortgage. Commercial loans represent 22% of Mibanco’s total loans and 4,772 of its clients.
(3)
Mibanco’s microbusiness segment focuses on financing production, trade, or service activities for companies that have total debt up to 25 statutory minimum wages (approximately S/22 thousand) and workers up to 10. Microbusiness loans represent 73% of Mibanco’s total loans and 107,817 of its clients.

(4)
Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 1% of Mibanco’s total loans and 1,673 of its clients.

(5)
Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 4% of Mibanco’s total loans and 1,152 of its clients.

2.3 Insurance & Pensions

2.3.1	Grupo Pacifico

(I) Grupo Pacifico Overview

We conduct our insurance business exclusively through Grupo Pacifico, which operates in Peru and Bolivia and is the second-largest Peruvian insurance company by written premiums in 2021, according to the SBS and the Peru’s National Health Superintendence (Superintendencia Nacional de Salud or SUSALUD by its Spanish Initials). Grupo Pacifico provides a broad range of insurance products focusing on three business areas: P&C, life insurance business, and corporate health insurance and medical services. Grupo Pacifico, like other major Peruvian insurance companies, sells its products both directly (through its own sales force) and through independent brokers, bancassurance, and sponsors.

For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and development of the Company”.

In the last three years, we have focused on the development of digital channels in our insurance business, both for sales and client service. This has helped us improve the acceptance and widened the adoption by clients of digital channels in our insurance business in order to respond to the greater need for protection.

During 2021, we have continued our strategy to seize this opportunity, which establishes three main axes: customer-centric innovation, focus on Credicorp distribution channels and process digitalization for both sales and services.

The first strategic axis is to provide customer-centric products and service to our clients. This axis has allowed us to create new digital sales experiences for our customers, and the share of our digital policies, which are the retail policies sold through our digital channels such as ecommerce, digital platforms for insurance brokers and digital integration with retail alliances. Retail policies out of our total policies increased from 13% as of December 31, 2020 to 24% as of December 31, 2021. This growth is supported by the steady pace in which we have enabled digital products to fit our client’s needs.

Content
The second strategic axis is focus on taking advantage of the reach provided by Credicorp channels. This year, through BCP Stand-alone digital channels, we have enabled two digital products on the BCP Stand-alone Insurance Marketplace, which is an insurance dedicated section in BCP Stand-alone’s main website, that we created in 2020. In addition, through a combined team with representatives from both Grupo Pacifico and Mibanco, we have established a coordinated roadmap to develop digital insurance products on Mibanco’s sales and client platforms; this enabled us to increase the digital sales of optional policies, such as limited health cancer insurance, business insurance, limited life insurance and bodily injury liability car insurance. The number of digital sales increased from 396 as of December 31, 2020 to 10,745 as of December 31, 2021.

The third axis is process digitalization. The need for both digital sales and digital client servicing has scaled significantly as a result of the COVID-19 pandemic and has become a part of our client’s basic needs during 2021 Therefore, we keep seeking to be at the forefront of this development. In 2021, Credicorp’s digital premiums, which are the premiums sold through our digital channels, increased by 144% from 2020.

We also seek to automate our processes. By the end of 2021, we have started to pilot a self-service claim process for our retail home insurance product, a claim process that is supported by artificial intelligence software.

COVID-19 Management

Pacifico as well as other subsidiaries joined the Ministry of Health campaign, Pongo el Hombro por el Perú, and collaborated on the process to vaccinate Peruvians be developing brigades at the largest drive through vaccination site in Peru. In a complementary effort, we strengthened communication for clients to stress the importance of vaccination by leveraging our presence in the social networks.

Distribution Channels

Digital channels

•
Mi Espacio Pacifico App: In 2021, 257 thousand clients used Grupo Pacifico’s app, compared to 169 thousand in 2020. Additionally, 67.7% of inquiries were self-managed as compared to 60.0% of inquiries that were self-managed in 2020.

•
Pacifico Web: In 2021, over 6.3 million visits were made to Grupo Pacifico’s website, compared with the 7 million reported in 2020. Sales through the website and other digital channels totaled S/144 million, which represented a growth of 63% with regard to the level in 2020.

Content
Physical channels

•
Branches: At the end of 2021, Pacifico had 26 branches (compared to 35 branches in 2020). Due to the social distancing measures enacted during the pandemic, Grupo Pacifico temporarily closed its offices and branches to the public. Nevertheless, the company has continued providing its clients with the services they need.

(II) Risk Rating

Grupo Pacifico managed to reaffirm the solidity and solvency of the company, maintaining its international credit’s ratings despite the Peruvian context: AM Best affirmed “A-” in December 2021, Fitch affirmed “BBB+” in April 2021 and Moody’s “Baa2” in December 2021.

2.3.2   Prima AFP

(I) Prima AFP Overview

Credicorp conducts its pension fund business through Prima AFP, the second largest player in the Pensions business in Peru, which operates through individual capitalization accounts and provides its affiliates with retirement, disability, survival, and burial benefits. For this purpose, Prima AFP collects affiliates’ mandatory and voluntary contributions, and invests the funds in local and foreign financial markets. The funds that Prima AFP holds in custody for its affiliates are non-attachable and are autonomous assets, which are not affected by Prima AFP’s financial results. Prima AFP offers four types of funds, which differ by risk profile and the asset classes in which they invest. The investment and risk management policies are defined by internal committees and supervised by the SBS and the SMV.

For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (5) Competition – 5.3 Insurance & Pensions – 5.3.2 Prima AFP” and “Item 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and regulation – 6.2. Subsidiaries – 6.2.1 Peru.”

In 2021, Peruvian companies continued to face new challenges due to high political uncertainty and the COVID-19 pandemic. The Private Pension System was impacted by the Peruvian government approval of new laws that allowed clients to withdraw part of their funds, as well as reducing from 55 to 50 the age to access early retirement.

Despite these developments, during 2021 Prima AFP continued to focus on:

(i)	Digitalization of the client’s service model by improving its digital channels and digitalizing several services to give its customers a better experience.
(ii)	Execution of infrastructure and technology projects by launching a virtual self-service platform for client operations.

Content
(iii)	Strengthening cybersecurity by executing an investment plan to reduce the risk of cyberattacks and protect our clients.
(iv)	Improving efficiency by optimizing processes and structures and controlling expenses.
(v)
Operating under an environmental, social, and governance (ESG) model with special attention on (i) responsible investing, (ii) building trust through transparency and simplicity, and (iii) educating society on the private pension system.

COVID-19 Management

Prima AFP served more than S/9.2 billion in fund withdrawals in 2021. As a result, our number of service requests increased significantly, reaching nearly 9 times higher than the previous year, going from an average of 120,000 monthly handled requests in 2020 to an average of 1,000,000 monthly handled requests in 2021. However, to continue providing the best experience to our customers, we worked on processes that helped increase our communications with clients.

Distribution Channels

Digital channels

•
Prima AFP’s App: Thanks to our clients’ migration to digital channels, more than 6 million sessions were initiated in Prima AFP’s mobile app in 2021, compared to 8 million in 2020. This decrease is due to the fact that in 2021 the number of affiliates who had a balance available for withdrawal was lower.

•
Prima AFP’s Web: In 2021, more than 1 million sessions were initiated through Prima AFP’s web page, compared to 2 million in 2020. Users can use the web page to check contributions; find details on fund movements and balances; and request a change in fund risk level.

Physical channels

•	Branches: Prima has 15 offices nationwide. Nevertheless, since March 2020, all offices have been closed to the public due to government measures in the context of COVID-19.

For further detail about Prima AFP COVID-19 Management, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic Environment – COVID-19 Measures.”

2.4 Investment Banking & Wealth Management

Credicorp Capital carries out its investment banking and wealth management operations in the Latin America region through Credicorp Capital Peru, Credicorp Capital Colombia, Credicorp Capital Chile, Credicorp Capital US and ASB Bank Corp., which hold a considerable market share in the Peruvian, Colombian, Chilean, and Panamanian markets, respectively.

Content
In 2018, we created the Investment Banking & Wealth Management LoB by adding BCP Stand-alone’s Wealth Management Division and ASB to Credicorp Capital to operate as a single regional wealth management model within one business unit. This new structure facilitates sharing of best practices and delivery of a regional value proposition, with ASB supporting all wealth management business units and clients (instead of focusing on Peru-based wealth management customers).

In 2019, Credicorp Capital completed the acquisition of Ultraserfinco and its subsidiaries, a leading financial services company licensed to operate as a broker-dealer in Colombia. In June 2020, the merger with Credicorp Capital Colombia concluded successfully. In February 2021, the merger between Credicorp Capital Securities (CSI) and Ultralat, a broker-dealer and financial advisor in the U.S., also concluded successfully. This allowed our Wealth Management business to expand in Colombia, in addition to the possibility of building a robust Capital Markets and Wealth Management Platform in the U.S.

With operations in Chile, Peru, Colombia, Panama and the United States, we are consolidating our leadership position through four main business units: Asset Management, Capital Markets, Corporate Finance and Wealth Management, with ASB Bank Corp. as our banking operation in Panama that supports our Wealth Management business, consolidates some of our Capital Markets Trading Strategies and increasingly provides its balance sheet to support our Corporate Finance business unit.

Asset Management

Through our regional platform, our Asset Management business unit offers a wide array of products, including mutual funds, alternative funds, and portfolio management, as well as structured products to a broad base of clients, including those in our retail, private and high-net-worth, corporate, and institutional segments. We also act as a third-party distributor in Latin America, representing other global asset managers.

Capital Markets

Our capital markets business unit has an active role in secondary markets, particularly equity and fixed-income products, as well as exchange rate products and derivatives. Our participation in the placement of equity and debt instruments, vis-à-vis our corporate finance team, is also active, especially for corporate issuances in local markets. We also have proprietary investments, with trading books managed in Peru, Colombia, Chile, and Panama.

Content
Corporate Finance

Our corporate finance business unit provides advisory services for the structuring of mid- and long-term financing and the structuring and placement of equity and fixed-income instruments in capital markets. It also offers a wide range of financial advisory services and advisory services for mergers and acquisitions.

Wealth Management

We run a financial and investment advisory model tailored to high-net-worth and ultra-high-net-worth individuals under a comprehensive value proposition where we offer our clients a broad range of products (including investment advisory, investment management, long-term financial planning, banking services, and credit solutions), an expert advisory model (in which a single relationship manager coordinates the various financial services for their clients) and a multi-platform network that provides access to local, regional and international markets, including the United States.

Distribution Channels

Digital channels

•
Via BCP: BCP Stand-alone’s web channel, through which its clients can view their investments in Mutual Funds and in the Stock Market managed by Credicorp Capital. Likewise, through Via BCP, clients can perform Mutual Funds subscription and redemption operations.

•
Tyba: our online application that operates as a digital broker in Colombia and Peru, allowing clients to manage their personal finances, making investments according to their own risk profile and tailored to their own investment plans. It provides a simple and secure means for clients to access investment products in a digital platform, allowing investments with a minimum amount of US$100, S/100 or COP 100,000.

Physical channels and Telephone

•
Offices: Credicorp Capital’s clients can be served through its 23 regional offices, which are distributed across Peru, Colombia, and Chile, and also have points of contact in the United States and Panama. Additionally, BCP clients can manage some of our investment’s products through its network of agencies across Peru.

•	Call center: Through a specialized team, we serve and advise our Capital Market clients in the intermediation of fixed income and variable income securities in Peru, Colombia, and Chile.

(3) Corporate compliance and ethics

Our Compliance and Ethics management system is a key enabler in Credicorp’s sustainability framework. We meet the needs both of our businesses and stakeholders through: (i) ensuring the clarity of the terms and conditions of financial products and services, (ii) providing a framework and monitoring it to ensure a good work environment and equal opportunities for all employees, and (iii) ensuring the responsibility and integrity through all our businesses.

Content
Credicorp and all its subsidiaries, using a comprehensive approach based on international best practices and our principles and ethical values, have established 11 corporate compliance and ethics programs that cover local and international regulations and mitigate conduct risks by encouraging ethical behavior in order to protect the reputation of the corporation. These programs are the following:

•	Anti-money laundering and Counter financing of terrorism (AML/CFT)
•	Financial stability
•	Fiscal transparency (FATCA & CRS)
•	Regulatory compliance
•	Ethics and conduct
•	Anti-corruption
•	Market abuse prevention
•	Personal data protection
•	Occupational safety and health
•	Market Conduct
•	Antitrust (implementation started at the end of 2021 and is expected to be completed by 2022)

The programs listed above are under the oversight of the Chief Compliance and Ethics Officer who has full autonomy to carry out functions and duties independently. The Chief reports directly to our Board of Directors through the Sustainability Committee, providing regular and consolidated reports about the performance of the compliance and ethics programs at all our subsidiaries. Each subsidiary has a Compliance and Ethics Officer, who works with a specialized team and reports to the head office.

Anti-money laundering and Counter financing of terrorism (AML/CFT)

Through this program, we manage all the procedures and policies related to the risks of entrance or movement of money from illicit activities. In 2021, we continued to face the COVID-19 pandemic and the presence of new digital businesses. In this increasingly dynamic context, we have adapted our customer experience and services to all our stakeholders with effective policies, guidelines, and robust AML controls, in order to meet the new demands that are defined by an intensive use of the technology as a preferred form of connection. Therefore, we are strongly committed in working with innovative technologies for these new business models that present additional challenges for the traditional KYC (Know Your Customer) strategies.

Furthermore, all of Credicorp’s subsidiaries have continued to manage the AML/CFT program based on key KRI (Key Risk Indicators), aiming for a solid governance, searching for efficiencies, identifying automation opportunities, and using technology & analytics. We continue directing our efforts to minimize risks, meet our client’s needs and develop fast and efficient processes that help us achieve our business key goals.

Content
Financial stability

The Financial Stability Program supports our compliance with the applicable regulations derived from the U.S. Dodd-Frank, Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the European Market Infrastructure Regulation (EMIR) and the European Bank Recovery and Resolution Directive. During 2021, we focused on carrying out actions for the exchange of information with counterparts regarding the regulations that make up the Financial Stability Program. Also, the necessary actions were taken to comply with the requirements of Initial Margin Rules.

Fiscal Transparency

The Fiscal Transparency Unit within Credicorp oversees the implementation of two international regulations, the U.S. Foreign Account Tax Compliance Act (FATCA) and the OECD’s Common Reporting Standard (CRS), which are the global standards for the automatic exchange of financial information between governments and contributes to the global effort against tax evasion and increased collection through exchange of financial information among participating countries. These standards apply to all of Credicorp’s financial institutions. Understanding FATCA and CRS requirements and having a comprehensive tax transparency compliance program are essential for financial institutions to limit non-compliance risk and meet the obligations set out by applicable country Intergovernmental Agreements (IGAs) with the U.S. Internal Revenue Service (IRS) and the commitments signed with Organization for Economic Co-operation and Development (OECD). As an example, in 2021, Credicorp sent more than 80 FATCA and CRS reports to the tax authorities of a total of eight countries, which demonstrates our commitment to international standards for the prevention of tax evasion. This process begins at the moment that the customer is enrolled in our systems and the related Know Your Customer due diligence processes are commenced.

FATCA at Credicorp: Credicorp has investment vehicles located in countries under IGA Model I (Bahamas, Luxembourg, Colombia, the Cayman Islands and Panama), IGA Model II (Bermuda and Chile), and General Regulation (Bolivia and EE.UU.). Obligations include complying with client due diligence, client annual reporting and financial counterparties exchange of status information. Peru still holds the status of “agreement in substance” while the Peruvian government and the U.S. Department of the Treasury continue with the negotiations to sign an IGA Model I. Given this status, in 2018 Peru’s Ministry of Economy and Finance (MEF) announced that the Annual Client Reporting obligation would be on hold while negotiations continue. However, all Peruvian financial institutions must comply with all other FATCA obligations.

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

Content
In Peru, the implementation of CRS is part of the mandatory requirements of the OECD to grant full membership status to Peru. Therefore, all Credicorp financial institutions in Peru, including BCP, Grupo Pacifico, Mibanco, Prima AFP, Credicorp Capital Bolsa, Credicorp Capital Fondos, and Credicorp Capital Titulizadora; are obliged to comply. As part of these commitments, our Peruvian companies submitted their first annual report to the Superintendence of Tax Administration of Peru (Superintendencia Nacional de Aduanas y de Administración Tributaria de Peru or SUNAT by its Spanish initials), the Peruvian Tax Authority in 2021.

Regulatory compliance

At Credicorp and its subsidiaries, we are committed to complying and following external legal mandates set forth by regulatory entities, such as the SBS or the relevant governments. We ensure the implementation of all the regulatory framework applicable to each of the companies, using methodologies with a comprehensive approach based on risk and international best practices in order to reduce risks that would arise from regulatory noncompliance, like sanctions and reputational risks. Over the last two years, the number of laws, regulations, standards, and guidelines applicable to our business has increased due to COVID-19 pandemic, and we have worked to implement our regulatory obligations while remaining committed to the success of our clients, employees, and other stakeholders.

Ethics and conduct

This program manages our Corporate Code of Ethics (the Code) and complementary Ethics Policies to provide guidelines for employees to avoid misconduct and provide tools to properly manage potential conflict of interest scenarios. It is also responsible for the operations of our international “Alerta GenEtica” ethics and compliance hotline.

The Code, approved by the Board of Directors, is the conduct reference for Directors and employees, who must comply with it each year. The Code is reviewed periodically, but in 2021 we started a key project to renew our commitment with our stakeholders by updating our Code, which is presented in our corporate webpage. Our Board of Directors, senior management, employees, clients, suppliers, and other stakeholders participated actively in the process, in order to ensure a dynamic and transparent document that reflects our corporate values and current beliefs, such as responsible financial inclusion, human rights, diversity and gender equity, among others

To manage potential conflict of interests, Directors and employees must submit relevant information periodically, including their outside business activities. We also have policies to manage operations between Credicorp’s related parties, where relevant transactions are disclosed to the Sustainability Committee and to other stakeholders. In 2021, we updated the guidelines to manage potential conflicts of interest and held 3 multidisciplinary workshops to identify risks in critical processes, allowing us to strengthen our controls. We also continuously foster awareness of our “Alerta GenEtica” ethics and compliance hotline through communication campaigns and training and encourage stakeholders to use the hotline.

Content
Anti-corruption

Credicorp has a Corporate Compliance System based on international standards, which allows us to develop procedures that ensure compliance with anti-corruption regulatory requirements and maintain responsible businesses to offer our clients legal and reputational support.

At Credicorp, we are committed to maintain honest, transparent, and corruption-free businesses. In this sense, we strictly comply with the anti-corruption and anti-bribery legislation of the countries or markets where we operate. In addition, we have a Corporate Policy for the Prevention of Corruption and Bribery, which is aligned with the requirements of foreign (FCPA – U.S. and UKBA - United Kingdom) and Peruvian regulations, such as Law No. 30424, which regulates the administrative liability of legal persons.

As part of the efforts of the Anti-Corruption Program, BCP Stand-alone obtained the international certification ISO 37001 - Anti-Bribery Management System. As an organization, we are willing to implement and follow the best practices and international standards. For this reason, we have certified 5 key processes with ISO 37001, which are:

•	Regulatory Affairs Management
•	Commercial Management of Institutional Banking
•	Selection and Management of External Law Firms in the Legal Division and Labor Relations.
•	Centralized Purchases
•	Municipal Operations Management

In 2021, BCP Stand-alone obtained the Anti-Bribery Certification from the Empresarios por la Integridad organization in Peru, which uses an audit-based process to demonstrate compliance with anti-bribery requirements at the entity-wide level.

Market abuse prevention

Through Credicorp’s Market Abuse Prevention program, guidelines and controls are established to prevent insider trading and market manipulation.

In 2021, we continued to perform risk assessments in two of our subsidiaries, that allowed us to assess the risks of the program and generate a plan to reduce them. We were able to implement guidelines and controls to mitigate risks of insider trading and market manipulation in our Universal Banking business. Furthermore, Pacifico Seguros claimed compliance with the Asset Manager Code of the CFA Institute, being the 4th subsidiary of Credicorp to comply with the code, along with Prima AFP, Credicorp Capital Peru, and Credicorp Capital Chile.

Content
Personal data protection

At our companies, we strive to protect and ensure the privacy of our users’ personal information. We guarantee absolute confidentiality and use the highest security standards in accordance with the Personal Information Protection Law N° 29733 and the related regulation, approved by Supreme Decree, No. 003-2013-JUS (“rules to protect personal information”).

Our companies, as so-called personal data bank owners, must comply with these rules’ guiding principles for the protection of personal data. Also, as personal data bank owners, we are required to secure the consent of the personal data owners to process and transfer their personal data, taking into account the provisions of the Personal Data Protection Statutes, which are part of Credicorp’s internal compliance policy.

We must ensure the exercise of protected rights that may be exercised by the personal data owner. To this end, we must make available channels, procedures and information to tend to these requests within the timeframes established under the Personal Data Protection Statutes and the rules.

Consequently, our corporate personal data protection policy has the following goals:

a)	Establishing general guidelines for the processing and transfer of personal data of stakeholders such as employees, users, customers and suppliers of all our companies.
b)	Ensuring that our companies comply with the Personal Data Protection Statutes.
c)	Advise all employees of our companies of the impact of non-compliance with the applicable standards of personal data protection.

Occupational safety and health

Credicorp has an Occupational Health and Safety Program, which aims to maintain and ensure safe and healthy environments for all employees, suppliers, customers, and visitors, in order to avoid work accidents and occupational diseases. In 2021, as the pandemic continued, we sustained the measures and controls to mitigate contagion, managing to limit the impact of the new waves and making the confinement measures more flexible through various control activities, such as training to prevent contagion by using safety equipment properly. We also continued to improve the processes, such as inspections to verify controls and identify unsafe conditions, investigation of undesirable events, among others. As a result, we were able to reduce reported accidents by 16% compared to 2020. In 2022, we will continue with the activities focused on preventing COVID-19, as well as the other maintenance activities of the Occupational Health and Safety Program.

Content
Market conduct

Credicorp’s market conduct program is aimed at promoting good business practices with customers, mitigating the risk of marketing and design of products that do not meet the needs of clients, ensuring the information transparency, giving clarity of the terms and conditions of financial products and services and, to properly manage the attention of claims. These actions allow us to encourage ethical behavior, in order to protect the reputation of the corporation and achieving sustainable relationships with our customers.

During 2021, we implemented new regulatory requirements, such as Peru’s Credit Reprogramming regulation, which provides facilities to customers who had difficulties paying their debts during the pandemic, and Peru’s Usury Law Regulation, which establishes maximum interest rates for consumer products, eliminates certain commissions and requires that borrowers be presented with a choice of credit life insurance with redemption or return of premium. In addition, we have been part of the great effort to implement more digital channels and new initiatives that facilitate marketing and customer service.

Antitrust

In 2021, Credicorp strengthened its commitment to free competition in the markets where it operates, through the implementation of the Antitrust Compliance Program. The goal is to implement actions through policies and operating controls to prevent, detect and remedy any anticompetitive behavior, complying regulations in this matter, under a prevention model described in Compliance Guide of Peru’s National Institute for the Defense of Competition and the Protection of Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual or INDECOPI by its Spanish initials).

BCP Stand-alone executed a consultant project with EY Peru, with the main objectives of (i) creating an Antitrust Risk Matrix, and (ii) setting the actions plans to implement the Antitrust Compliance Program. Through the project, 18 risks were identified, none of which was considered to be at a RHC (Relevant, High, Critical) level. EY recommended nine controls related to multiple bank processes and eleven action plans related to implementation of the compliance program. The Antitrust Compliance Program started during October 2021.

Besides BCP Stand-alone, three other companies (Pacifico, Prima and Mibanco) will begin their own Antitrust Compliance Programs in 2022.

(4) Internal Audit

In 2021, our internal audit unit focused on creating a permanent risk-based framework to evaluate the effectiveness and efficiency of Credicorp’s risk management, control, and governance processes. The unit’s objectives are improving and protecting the corporation’s value through an agile and timely independent assessment, as well as data-based consulting and risk analysis. For this purpose, our internal audit unit formulated the Annual Audit Plan using a risk-based audit methodology, which is aligned with the rules of The Institute of Internal Auditors (IIA) and approved by the SBS. Based on industry-specific concerns, topics related to data analytics, cybersecurity and agility were given special attention and therefore addressed the audit management strategy. For 2022, we will introduce “Innovation” as a fourth pillar of our strategy.

Content

During 2021, for the eleventh consecutive year, an internal evaluation was conducted in compliance with Standard 1311 of the IIA. During this evaluation, we received the qualification of “General Compliance” (the highest qualification rating provided by the IIA) due in part to our Quality Assurance and Improvement Program. The evaluation also verified that our internal audit function complies with the International Standards for Professional Practice, Fundamental Principles and the IIA Code of Ethics. For the year 2022, we plan to a) conduct an external quality assessment performed by the IIA Global and b) deploy the Internal Audit Ambition Model, which is a tool that helps to assess level of Internal Audit Functions and determine the ambition level, as recommended by the Institute of Internal Auditors Netherland´s.

During 2021, our Chief Internal Auditor completed his term as Chairman of the Financial Services Guidance Committee of the IIA, whose mission is to strategically direct the development of the International Framework for Professional Practice of Internal Auditing to support the advancement of the professional auditing practice in the global financial services industry by identifying, prioritizing, launching and, ultimately, approving guidelines specifically geared to the special needs of internal auditors who provide services to the financial services industry. In July 2021, he has become a member of the Board of IIA Global, the highest governing body of the institution. The Board is composed of 17 representatives of the different chapters of the Institute, and they were elected during the IIA’s Annual Business Meeting. Furthermore, during the year, Grupo Pacifico’s Chief Auditor continued as Chairman of the Lima Chapter of the Information Systems Audit and Control Association (ISACA), and participated with our Chief Auditor on behalf of Credicorp, with counterparts from various peer universal banking institutions from various Latin-American countries, in the Agility Internal Audit Committee - Latin American Banks of the Latin American Foundation of Internal Auditors (Fundación Latinoamericana de Auditores Internos or FLAI by its Spanish initials), a self-organized group composed by the internal audit function of those banks.

Content
Consistent with recommended industry practices, Credicorp continued to apply the Cybersecurity Assessment Tool (CAT) of the U.S. Federal Financial Institutions Examination Council (FFIEC) to its operations. In addition, Credicorp implemented a centralized methodology to apply data analytics in a coordinated and integrated manner and also began to apply a decentralized data analytics model following best practices and promoted the use of Agile audit methodology guidelines.

In 2021, we achieved important advances in two of the main action fronts of Data Analytics: the construction of analytical models that allow us to identify suspicious transactions or transactions with a greater probability of error, and the digitization of audit tests, which may reduce the time incurred during the review.

During 2021, we continue auditing agile tables, under a risk-based methodology that seeks to evaluate the correct application of agile methodologies in the corporation, especially in the relevant domains of IT security and cybersecurity.

Despite the COVID-19 pandemic, Credicorp’s internal audit function was able to fulfill its annual plan remotely, due to the technical facilities deployed by the different companies of the group. In this field, special methodologies were developed for remote visits to agencies that serve our clients.

In 2021, we provided 20,657 hours of training to our internal auditors, with an average of 89 hours per auditor (above the 40 hours per auditor recommended by international practices) in topics related to fraud prevention, IFRS 9, new cybersecurity frameworks such as those promulgated by the IIA, NIST or the FFIEC, internal quality assessment, data analytics, risk management, programming language, anti-money laundering, validation of models and other topics of financial and operational audit.

Content
(5) Competition

5.1 Universal Banking

As of December 31, 2021, there are 52 financial institutions, and four state-owned banks (Banco de la Nación, COFIDE, Banco Agropecuario (Agrobanco) and Fondo MiVivienda), in the Peruvian universal banking sector.

	Private Financial System as of December 31, 2021
	Number of entities	Assets (Soles in thousands)	Deposits (Soles in thousands)	Loans (Soles in thousands)
Banking Sector (1)	16	518,094,060	331,259,595	350,028,574
Financial firms (2)	10	14,973,820	7,415,885	12,640,409
Municipal savings banks (3)	12	34,989,805	24,719,608	29,286,072
Rural savings banks (4)	6	2,699,848	1,549,579	2,239,536
Edpymes (5)	8	3,214,732	-	2,678,834
Total	52	573,972,265	364,944,667	396,873,425

Source: SBS
(1) “Banca Multiple” under SBS definition and terminology
(2) “Empresas Financieras” under SBS definition and terminology
(3) “Cajas Municipales” under SBS definition and terminology
(4) “Cajas Rurales” under SBS definition and terminology
(5) The same name under SBS definition and terminology (as defined below under “– 5.2 Microfinance – 5.2.1 Peruvian microfinance system”).
(6) The total Private Financial entities does not include savings and loans associations (COOPACS), because the information for COOPACS is not yet publicly available from the SBS.

(i) Banking Sector

The Banking Sector includes universal banks, offering financial services to retail and wholesale clients, among others. The following table sets forth the percentages, by assets, deposits, and loans, represented by the major Peruvian banking institutions.

	As % of total Private Financial System			As % of Banking Sector
as of December 31, 2021	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	32.39%	33.37%	30.84%	35.88%	36.77%	34.97%
BBVA Banco Continental	17.71%	17.32%	18.76%	19.62%	19.08%	21.27%
Scotiabank Peru	13.42%	12.13%	14.28%	14.87%	13.36%	16.19%
Interbank	11.91%	12.17%	10.85%	13.20%	13.40%	12.30%
Banco Interamericano de Finanzas	3.32%	3.41%	3.30%	3.68%	3.75%	3.74%
Mibanco	2.75%	2.28%	3.38%	3.05%	2.52%	3.84%

Source: SBS

As of December 31, 2021, BCP Stand-alone ranked first among all Peruvian multiple banks by assets, deposits, and loans, according to the SBS.

As of December 31, 2021, the principal Peruvian non-state financial institutions reported total loan balances of S/259,007 million in local currency and of US$22,830 million in foreign currency (in comparison to S/243,371 million and US$22,825 million as of December 31, 2020, respectively). These figures represented an expansion of local currency loan balances of 6.4% and an expansion 0.1% in foreign currency loan balances from December 31, 2020 (compared to an expansion of 21.5.% and contraction of 11.8%, respectively, from December 31, 2019 to December 31, 2020). As a result, the dollarization of loans reached 26% as of December 31, 2021 (compared to 25.4% as of December 31, 2020 and 30.0% as of December 31, 2019).

Content
As of December 31, 2021, Peru’s total amount of multiple banking deposits were S/331,259 million, and the multiple banking dollarization rate for deposits was 43.0% (compared to 37.9% as of December 31, 2020 and 38.9% as of December 31, 2019). As part of its plan to decrease the dollarization level of loans in the Peruvian financial system, in order to reduce the risks of currency depreciation associated with borrowing in US Dollars, the BRCP established a de-dollarization program beginning in January 2015. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru – (i) Peruvian Regulators”.

Peru’s capital ratio (regulatory capital divided by risk-weighted assets (RWAs) was 14.92% as of December 31, 2021, which was above the 10% legal minimum that became effective in July 2011 and represented a decrease of 53 basis points from the capital ratio reported as of December 31, 2020 (15.52%). In 2020, the ratio increased by 95 basis points from a ratio of 14.57% as of December 31, 2019.

Peru’s loan portfolio quality indicators generally improved in 2021. As of December 31, 2021, internal overdue ratio reached 3.77%, 3 basis points below than the ratio reported as of December 31, 2020 (3.80%). As of 2020, the ratio had increased 78 basis points compared to December 31, 2019 (3.02%). Also, the internal overdue, refinanced, and re-structured loans over total loans ratio was 5.65% as of December 31, 2021, 13 basis points higher than the figure reported at year-end 2020, 5.52% (compared to 4.46% in 2019). Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 155.4% as of December 31, 2021 (compared to 177.7% as of December 31, 2020 and 152.1% as of December 31, 2019).

The liquidity of the Peruvian banking system remained at relatively high levels. As of December 31, 2021, the local currency liquidity ratio and the foreign currency liquidity ratio were 33.7% and 51.4%, respectively (compared to 52.2% and 49.2% in 2020 and to 27.0% and 49.6% in 2019, respectively). The decrease in the local currency liquidity ratio is consistent with bank customer drawing down their deposits as economy reactivated. These liquidity ratio levels were well above the minimum required by SBS regulations (8% for local currency, which will return to 10% on March 2022, and 25% for foreign currency).

(ii) Other financial institutions

BCP Stand-alone also faced a strong competition from credit providers, aside banking institutions, primarily with respect to consumer loans and SME-Pyme loans. SME-Pyme loan providers from other financial institutions, lent S/22.2 billion to borrowers in 2021, compared to S/19.7 billion in 2020, and S/17.3 billion in 2019, according to the SBS. In 2021, overall SME-Pyme loans to customers of other financial institutions represented 19.8% of the total loans in the Peruvian financial system (compared to 18.0% in 2020 and 22.8% in 2019).

Content
Consumer loan providers from other financial institutions lent S/13.4 billion to borrowers in 2021, compared to S/14.0 billion in 2020 and S/15.1 billion in 2019, according to the SBS. In 2021, overall loans to consumers of other financial institutions represented 19.4% of total loans in the financial system (compared to 21.2% in 2020 and 21.2% in 2019).

 (iii) Recent Competitive Developments

In recent years, several foreign companies have shown interest in entering the Peruvian universal banking market while financial companies already in Peru have taken steps to expand operations and develop new businesses. In addition, non-traditional players, such as fintech and startup companies, began to operate in the financial sector in recent years. These new strong competitors may affect adversely our results as they set and provide similar products and services. In particular, the following authorizations and applications from and to the SBS may be significant to our competitive environment in Peru:

(1)
In November 2019, the SBS modified the credit and debit card regulations given the current context of technological innovation that has been transforming the business models. This new regulation is focused on ensuring a responsible offer, changing the definition of a traditional credit and debit card, and improving their security.

(2)
In December 2019, BCP won a contest held by Peru’s Deposit Insurance Fund (Fondo de Seguro de Depósitos), to be the entity in charge of returning the money of Financiera TFC S.A. (TFC) to its clients after the SBS order its closure. For further details about the closure of TFC, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview - (5) Competition – 5.2. Microfinance – 5.2.1 Peruvian microfinance system – Recent competitive developments”. The SBS pointed out that in a first stage the payments will correspond to the savings and term deposits of individuals that do not maintain joint accounts, severance indemnity deposits, or debts with TFC that are covered by the Deposit Insurance Fund.

(3)	In April 2020, the SBS authorized the operation of Bank of China (Peru) S.A. as a multiple operation banking company. Bank of China already has a representative office on Peru.
(4)
In February 2021, the RappiBank digital platform was launched, an alliance between Interbank and Rappi that offers digital financial services such as digital savings accounts, debit cards and credit cards.

(5)
In March 2021, Peruvian congress approved the Usury Law Regulation, which protects consumers of financial services from usury. This law establishes caps on the interest rates charged by the financial institutions, which must be within the limit proposed by the BCRP. Likewise, the rule also prohibits the capitalization of interest and the collection of a penalty or other commission or expense in the event of non-compliance or delay in the payment of the loan.

(6)
In September 2021, the SBS authorized the organization of banking company under the corporate name Banco BCI Perú. It will operate as a subsidiary of the Chilean banking company BCI, which had already agreed to its international expansion in Peru in September 2019.

Content
During 2021, along with our traditional competitors, new technology-driven entities such as fintech and startup companies, showed greater interest in the financial sector, in line with higher digitization under the COVID-19 context. We highlight specific strategic alliances between these and current financial institutions competitors such as: (i) BBVA: Kontigo, (ii) Banco Interamericano de Finanzas: Microwd, and (iii) Interbank: RappiBank and Kambista.

5.2 Microfinance

According to The Economist Intelligence, Peru and Colombia have the most conducive environments for financial inclusion. We are aware that a large portion of microbusiness owners in both countries are currently unbanked, which constitutes an opportunity to contribute to these economies while growing our businesses.

5.2.1 Peruvian microfinance system

As of December 31, 2021, the Peruvian Microfinance System is mainly regulated by the SBS and is comprised of entities that vary in size, client segments, and ambit of geographic action: 1 bank, which is Mibanco; 10 financial firms, 12 municipal savings banks, 6 rural savings banks and 8 development entities for small and microbusinesses (Edpymes). This system also includes 439 savings and loan associations (Cooperativa de Ahorro y Créditos or COOPACS by its Spanish initials), which have small portfolios and target specific geographic areas.

As of December 31, 2021, the Peruvian microfinance system (excluding COOPACS) represented around 69% of the total entities regulated by the Peruvian financial system, with microfinance loans totaling approximately 60.3 billion soles (15% of Peruvian Financial System). As of December 2021, according to the SBS, microfinance customers represented 58.3% of borrowers in the regulated Peruvian financial system.

	Peruvian Microfinance System as of December 2021
	Number of entities	Assets (Soles in thousands)	Loans (Soles in thousands)	Deposits (Soles in thousands)
Multiple banking	1	15,806,707	13,431,828	8,336,949
Financial firms	10	14,973,820	12,640,409	7,415,885
Municipal savings banks	12	34,989,805	29,286,072	24,719,608
Rural savings banks	6	2,699,552	2,239,536	1,549,579
Edpymes	8	3,214,732	2,678,834	-
Savings and loan associations (COOPACS) (1)	439	N/A	N/A	N/A
Total	476	71,684,616	60,276,679	42,022,021

(1) In 2019, SBS began overseeing COOPACS and according to the latest financial information available, at the end of 2019, 131 COOPACS reported (aggregate) a total of S/13.2 billion in assets, S/9.8 billion in loans and S/9.7 billion in deposits.
Source: SBS

Content
According to the SBS, as of December 31, 2021, Mibanco led the market for loans in the micro and small business segments regulated by SBS, with shares of 26.6% and 20.6% respectively (compared to 26.6% and 18.2%, respectively, as of December 31, 2020 and 24.5% and 21.1%, respectively, as of December 31, 2019).

Municipal savings banks are important players in the microfinance system in Peru. In 2021, 12 institutions were operating and represented 49% of the total loans at year-end. The business model used by municipal savings associations is similar to the traditional relational model used by Mibanco, which conducts an on-site cash flow assessment of the customer. The municipal savings associations operate in municipal government ambits, and as such, their ability to innovate and modify products and processes is limited by the existence of multiple layers of approval.

In 2021, in the context of the pandemic, Mibanco worked to keep its portfolio quality in check while acting prudently to manage its internal overdue loan coverage ratio, which was situated at 126.6% in IFRS. In local GAAP, Mibanco’s internal overdue loan coverage ratio was situated at 135.3% and the average for municipal savings banks was situated at 180.8% at the end of December 2021. Mibanco’s global capital ratio was situated at 16.4% at year-end, which far exceed the 14.5% reported by municipal savings associations at the end of December 2020. Furthermore, in 2021, Mibanco presented profitability indicators higher than those shown by the Municipal Savings Banks system, registering a ROE of 8.3% that exceeded the 3.1% reported by the municipal savings banks system.

Recent competitive developments

The most relevant news and developments in the Peruvian microfinance sector from 2019 to 2021 were:

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

•
In December 2019, the SBS ordered the closure of TFC, after its effective equity level fell more than 50% in 12 months. TFC operated in the microfinance sector and most of its loan funding was for the medium, mortgage and small business segments. In January 2020, through Urgent Decree No. 013-2020, new regulation was issued to advance efforts to fund microbusinesses by introducing a regulatory framework that contemplates establishing crowdfunding platforms to finance entrepreneurial projects, micro and small-sized companies, and startups in Peru.

Content
•
In January 2020, through Urgent Decree No. 013-2020, new regulation was issued to advance efforts to fund microbusinesses by introducing a regulatory framework that contemplates establishing crowdfunding platforms to finance entrepreneurial projects, micro and small-sized companies, and startups in Peru.

•
In 2020, Peru’s Ministry of Production (Ministerio de la Producción) signed a new trust agreement with COFIDE for the administration of Peru’s Microenterprise Development Fund (Fondemi by its Spanish initials). Fondemi was intended to fund loans of up to S/100,000 to medium and small businesses. These resources will be offered to clients through financial institutions, municipal savings banks, rural savings banks, Edpymes and non-governmental organizations (NGOs).

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

•
In December 2020, through Multiple Official Letter No. 42138-2020, the SBS provided that, exceptionally and subject to prior authorization, companies in the financial system may reduce their capital stock, legal reserve and/or other equity accounts for the purpose of constituting new specific and/or generic provisions (including voluntary) for their credit portfolio.

•
In March 2021, by means of Ministerial Resolution No. 119-2021-EF/15, the entities of the financial system were authorized to grant guaranteed credits obtained for a single time under the Reactiva Peru Program, with a new grace period of 6 to 12 months, which allows rescheduling in 24 months or, in exceptional cases, in 36 months.

•
In March 2021, Peruvian congress approved the Usury Law Regulation, which protects consumers of financial services from usury. This law establishes caps on the interest rates charged by the financial institutions, which must be within the limit proposed by the BCRP. Likewise, the rule also prohibits the capitalization of interest and the collection of a penalty or other commission or expense in the event of non-compliance or delay in the payment of the loan.

•
In April 2021, through Law No. 31171, dependent workers were authorized to withdraw their Severance Indemnity deposits in order to cover the economic needs caused by the COVID-19 pandemic. A single withdrawal was allowed and had to be made before December 31, 2021. The withdrawal could be up to 100% of their accumulated Severance Indemnity deposits on the date of disposal.

•
In 2021, the SBS intervened in more than 10 COOPACS that had incurred a cause of total loss of their equity. Among the most important of these COOPACS were AELUCOOP and Credicoop Arequipa. The SBS attributed these losses to mismanagement by its directors, alleged criminal actions committed by them and failure to carry out an adequate analysis of the debtor’s ability to pay.

Content
5.2.2          Colombian microfinance system

The Colombian microfinance system is regulated by the SFC. As of December 2021, Colombian microfinance institutions represented around 30% of the total entities regulated by the Colombian financial system, with microfinance loans totaling approximately 16.5 billion Colombian pesos. Mibanco Colombia, which belongs to the Multiple Banking sector, was ranked fifth in the microfinance system with a market share of 10.44% of loans in this segment according to the SFC. Microfinance institutions reported a presence in 1,079 municipalities (96% of total municipalities in the country) and 56.0% of the microentrepreneurs were women, according to the Association of Microfinance Institutions of Colombia (or Asomicrofinanzas by its Spanish initials)

	Colombian Financial System in December 2021
	Number of entities	Assets (Pesos in millions)	Deposits (Pesos in millions)	Loans (Pesos in millions)	Microfinance Loans (Pesos in millions)
Multiple banking	27	817,570,848	508,146,991	550,204,275	13,864,028
Financial corporations	10	13,784,490	7,117,209	11,851,555	402,078
Finance company	2	25,217,277	5,304,873	-	-
Financial cooperatives	5	4,448,949	2,815,447	3,707,387	733,380
Microfinance institutions	19	N/A	N/A	N/A	1,494,228
Total	63	861,021,564	523,384,520	565,763,217	16,493,713

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

•
In May 2019, Law No. 1955-2019 formally adopted a regulatory approach to the testing environment, which adds to previous regulations, such as Decree No. 1357 of 2018, to facilitate the use of collective financing or “crowdfunding,” and bank investment in financial technology.

•
Electronic payments on existing cash transfer programs such as Families in Action (Familias en Acción or FA by its Spanish initials), Youth in Action (Jóvenes en Acción or JA by its Spanish initials) and Colombia Elderly (Colombia Mayor or CM by its Spanish initials) increased during the COVID-19 pandemic.

Content
•
In April 2020, through Decree No. 518 of 2020, the Solidarity Income Program (Programa Ingreso Solidario or IS by its Spanish initials) was created to support impoverished households by providing monetary support to individuals who were not included in the FA, CM, JA and VAT Refund (Devolución del IVA or DI by its Spanish initials) programs. The program has banked 2.5 million individuals who were previously not included in the formal system.

•
In 2020, “Unidos por Colombia” was created to guarantee US$12 billion to fund credit for any company but with particular emphasis on providing funds to small and medium businesses (SMEs) and microbusinesses with guarantees that cover up to 60% of the loans granted by banks and non-banking entities, including microfinance institutions.

•
In July 2020, Bill 122-2020, created the Law for Entrepreneurial Endeavors, which seeks to propitiate the growth, consolidation, and sustainability of entrepreneurship to increase social wellbeing and generate equity in the country.

•
In June 2021, the first bond issue in the Colombian market with a gender focus was launched by Bancamia S.A. The issue had a value of US$54 million and was intended to grant credit to 50,000 women in vulnerable situations.

5.3 Insurance & Pensions

5.3.1	Grupo Pacifico

The Peruvian insurance market, which includes P&C, life, and corporate health insurance market, is comprised of 18 active companies, which 6 are dedicated to P&C and lifelines, 7 exclusively to P&C, and 5 exclusively to life. According to the SBS and SUSALUD, as of December 31, 2021, four companies (Rimac, Grupo Pacifico, La Positiva and Mapfre) represented a combined 80.9% market share in terms of written premiums, and the leading two companies had a combined market share of 57.6%, both according to the SBS.

In 2021, Grupo Pacifico was the second-largest insurance company in Peru in terms of written premiums, with a consolidated market share of 26.7% (compared to 28.9% in 2020), according to the SBS and SUSALUD. Grupo Pacifico had a 14.1% written premium increase from 2020 to 2021, which was lower than the Peruvian average growth of 23.4%, in line with the higher economic activity. However, Grupo Pacifico remains the largest insurance company in the life and health insurance market with 26.7% and 43.5% of market share respectively according to the SBS and SUSALUD.

Grupo Pacifico has a relatively well-diversified product portfolio, with composition comparable to that of the overall Peruvian insurance industry. In contrast to the Latin-American region, Peru maintains a low insurance penetration level: as of December 31, 2020, the region has an insurance penetration level of 3.0%, while Peru´s was 2.3% in 2021, according to the SBS and BCRP.

Content
In 2021, the Peruvian insurance market registered an increase of 25.7% in terms of total direct premiums (S/20,176 million compared to S/16,542 million in 2020), explained by the country’s economic recovery, aligned to lower confinement and social distancing measures to face the COVID-19 pandemic, as compared to 2020. This increase is mainly due to the life segment, for which production increased 38.5% from 2020 to 2021, and by the P&C segment, for which production increased 15.1% from 2020 to 2021.

The SBS had initiated a reform to the PPS in September 2013, by establishing a tender process for the exclusive right to manage the PPS’s collective insurance policies for disability and survivorship (D&S) and burial expenses. As a result of the SBS’s reform, these exclusive rights were offered for the collective insurance contract. In 2017 and 2019, Grupo Pacifico won the third and fourth tender process, which allowed the company to continue in the D&S business from 2017 to 2020. Grupo Pacifico won the latest D&S tender process, which allows it to continue in the D&S business from January 1, 2021 to December 31, 2022.

Market Share by Annual Written Premiums (1)	2019	2020	2021
1. Rimac	32.2%	32.1%	30.9%
2. Grupo Pacifico	28.7%	28.9%	26.7%
3. La Positiva	11.2%	11.6%	11.7%
4. Mapfre	12.3%	12.1%	11.6%
5. Interseguro	5.1%	4.5%	6.2%
6. Protecta	2.4%	2.5%	3.3%
Annual Written Premiums (Soles in millions)	16,567	16,542	20,417
Source: SBS + SUSALUD (1) P&C + Life + Corporate Health Insurance Businesses

Life and P&C insurance market

In 2021, total written premiums in the Peruvian life and P&C insurance sectors increased 26.2% after a decrease 0.7% in 2020, and a higher growth of 9.7% increase in 2019. Written premiums in the Peruvian life and P&C insurance market totaled S/17,695 million in 2021, higher than S/14,021 million registered in 2020. Total written premiums in the Peruvian life insurance business increase 38.5% from 2020 to 2021, and in the P&C business grew 15.1% from 2020 to 2021, according to the SBS. In the same year, Peru’s GDP increased by 13%, according to the BCRP.

According to the SBS, in 2021, Grupo Pacifico’s written premiums in the consolidated life and P&C businesses was 24.1% of the Peruvian market, compared to 26.1% in 2020. These figures place Grupo Pacifico as the second largest company in the consolidated life and P&C insurance market.

Content
Life Insurance market

In 2021, written premiums in Peru’s Life insurance market totaled S/9,217.2 million, which represents an increase of 38.5% from 2020, according to the SBS. This was mainly attributable to Annuities (which increased 73.7% from 2020), D&S (which increased 43.7% from 2020), Group life (which increased 40.0% from 2020), Individual life (which increased 26.9% from 2020), and to a lesser extent, Credit life (which increased 4.8% from 2020).

According to the SBS, in 2021, Grupo Pacifico had the largest market share in the Peruvian life insurance market by written premiums (26.7%), which was lower than its market share of 30.0% in 2020. In 2021, Grupo Pacifico’s written premiums increased 23.1% from 2020, lower than Peru’s average growth of 38.5%. The increase in Grupo Pacifico’s written premiums was primarily attributable to D&S (which increased 53.2% from 2020), which experienced higher premium collections under the new SISCO V regimen, via an increase in the premium rate; Annuities (which increased 37.6% from 2020), due to growth in sales of Survivorship Annuities; Individual life (which increased 13.9% from 2020), due to higher sales and an exchange rate effect; Group life (which increased 14.1% from 2020), attributable to statutory life product sales growth; and to Credit life (which increased 3.7% from 2020), mainly driven by the bancassurance channel.

P&C Insurance market

In 2021, the written premiums of Peru’s P&C insurance market totaled S/8,478.3 million, which represents an increase of 15.1% from 2020, according to the SBS. This result was primarily attributable to automobile (which increased 16.2% from 2020), medical assistance (which increased 11.7% from 2020), earthquake insurance (which increased 9.7% from 2020), liability insurance (which increased 30.0% from 2020) and fire risk (which increased 15.2% from 2020).

According to the SBS, Grupo Pacifico had the second largest market share in Peru’s P&C sector, standing at 21.3% in 2021, which is lower than its 22.5% market share in 2020. Grupo Pacifico’s written premiums increased 9.4% from 2020, which is lower than Peru’s average growth rate of 15.1%. Grupo Pacifico’s increase was mainly driven by commercial lines (which increased 15.2% from 2020), due to higher volume of fire, liability insurance and transportation risks policy renewals; medical assistance (which increased 7.8% from 2020), due to growth in premium renewals for comprehensive health and oncological products; and automobile (which increased 1.1% from 2020), due to an increase in renewals in the Brokers and Digital Sales channels.

Corporate Health Insurance and Medical Services market

According to SUSALUD, in 2021, written premiums in Peru’s health insurance market totaled S/2,721 million, which represented an increase of 8.0% compared to the previous year. Based in figures from SUSALUD, Grupo Pacifico had Peru’s largest market share (43.5%) in this market in 2021, compared to 44.8% in 2020.

Content
5.3.2	Prima AFP

The PPS consists of four companies, and Prima AFP is the second largest of the four by funds under management. According to the SBS, as of December 31, 2021, funds under management in the PPS reached S/133.3 billion, of which Prima AFP managed S/40.1 billion. This represented a market share of 30.1%, a decrease compared to its market shares of 30.2% and 31.0% in 2020 and 2019, respectively also according to SBS data.

On December 31, 2021, the PPS reached 8.3 million affiliates, of which 2.3 million were Prima AFP’s customers, this represented a market share of 28.5%, lower than its market shares of 30.3% and 31.7% in 2020 and 2019, respectively, according to the SBS.

Collections in the PPS in 2021 reached S/13.9 billion, of which S/4.0 billion was collected by Prima AFP. This represents a market share of 28.9%, which is lower than its market shares of 31.4% and 35.4% in 2020 and 2019, according to the SBS.

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

5.4 Investment Banking and Wealth Management

Our Investment Banking and Wealth Management LoB is organized into four main business units: Asset Management, Capital Markets, Corporate Finance, and Wealth Management. In addition, there is a regional Business Support team and a centrally managed Treasury Department.

Asset Management

In Asset Management, Credicorp Capital’s proprietary funds reduced its market share by institutional clients and individuals, driven by significant local outflows in Peru, in a context of high political uncertainty. However, we maintained the leading market position in mutual funds in Peru, with a market share of 30.5% by total market assets under management, according to the SMV. We are also developing alternative funds in real estate, infrastructure, and private debt at a regional level and offer third-party funds from global asset managers to our clients.

Content
Capital Markets

In capital markets, our brokerage house in Peru reaffirmed its leadership, holding the largest market share in equities (31% of traded value) and the second largest in fixed income (41% of traded volume), excluding the volumes outside of the stock market, according to the BVL. Similarly, our brokerage company in Colombia held the largest market share among brokers in equities (20% of traded value) and in fixed income (29% of traded volume) according to the Colombian Stock Exchange. In Chile, we held the fifth largest market share in equities (5%) and the second largest in fixed income proprietary accounts (4%), in terms of traded volume, according to the Santiago Stock Exchange.

Corporate Finance

In Corporate Finance, our teams are mainly recognized in Peru and Chile, while the team in Colombia continues to build up its reputation after a notable performance throughout this year. These teams offer lending and capital markets solutions for corporations’ financing needs and offer them advisory services for mergers and acquisitions.

Wealth Management

In Wealth Management, while the team is consolidated in Peru, we seek to capitalize on the growth opportunity in Colombia and Chile. In this business, we compete in a regional market led by global banks and financial institutions, especially in the ultra-high-net-worth segment.

Other Relevant Businesses

Credicorp Capital also offers trust services to its clients in Peru and Colombia. In Peru, we have a strong leadership position in fiduciary and custody services to retail and institutional clients, but further growth is limited by market size. On the other hand, we have a relatively low market share in fiduciary services in Colombia (less than 5% measured by number of trust deeds), according to the Association of Fiduciaries of Colombia (Asociación de Fiduciarias de Colombia), which also presents us with an opportunity for growth.

Content
(6)  Supervision and regulation

6.1 Credicorp

Credicorp Ltd. is an exempted company located in Bermuda. Credicorp maintains a presence and conducts its activities in Peru, Cayman Islands, Bolivia, Colombia, Chile, Panama, and the United States, through its different LoBs and subsidiaries.

Other than as described under “ITEM 3. KEY INFORMATION - 3. D Risk Factors - Credicorp, as a Bermuda exempted company, may be adversely affected by any change in Bermuda law or regulation,” there are no applicable regulations under Bermuda law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to Credicorp as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda.

Our common shares are listed on the NYSE. We are therefore subject to regulation by the NYSE and the SEC as a “foreign private issuer”. We also must comply with the Sarbanes-Oxley Act of 2002.

We are subject to certain requirements set forth by Peru’s Law No. 26702, as well as certain banking resolutions issued by the Peruvian banking regulator, the SBS, including SBS Resolution No. 11823-2010, which was enacted in September 2010 and which approved the “Regulation of the Consolidated Supervision of Financial and Mixed Conglomerates”. SBS Resolution No. 11823-2010 was partially amended by SBS Resolutions No. 2945-2013, 1200-2018, 00779-2021 and 01378-2021. These regulations affect us primarily in the areas of reporting, risk control guidelines, limitations, ratios, and capital requirements.

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

The capital requirements applicable to the financial group are the sum of the capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group. The capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group are the sum of the capital requirements applicable to the companies that belong to each respective group. For unsupervised companies, regulatory capital is required to be the greater of: (i) 10% of third-party assets or (ii) the ratio of third-party assets over total assets multiplied by the sum of paid-in-capital, legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements net of current and past years’ losses.

Content
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

•	Supplementary Capital: Supplementary capital comprises the sum of Tier 2 and Tier 3 capital. Tier 2 capital elements include:

(e)	paid-in-capital, legal reserves, supplementary capital premiums, and voluntary reserves that may be reduced without prior consent from the SBS;
(f)	the eligible portion of the consolidated redeemable subordinated debt and of any other components that have characteristics of debt and equity as provided by the SBS;
(g)
for banks using the SBS standardized approach method, the generic loan loss provision up to 1.25% of total credit RWAs; or, alternatively, for banks using the internal ratings-based (IRB) method, the generic loan loss provision up to 0.6% of total credit RWAs (pursuant to Article 189 of Law No. 26702); and

Content
(h)	half of the amount referred to in “Deductions” below. Tier 3 capital comprises consolidated redeemable subordinated debt that is incurred with the sole purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

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

Content
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

(ii) Other Regulations

The Dodd-Frank Act imposes obligations on swap dealers in respect of swap transactions, including trading relationship documentation and disclosure obligations.

EMIR is a European Union regulation aimed at reducing systemic counterparty risk by increasing transparency of both parts in over-the-counter transactions.

Content
Credicorp comply with both regulations through the International Swaps and Derivatives Association (ISDA) Protocols.

For further information, see “ITEM 4. INFORMATION ON THE COMPANY– 4. B Business Overview – (3) Corporate compliance and ethics”.

6.2 Subsidiaries

6.2.1 Peru

Credicorp’s main subsidiaries, BCP Stand-alone, Mibanco, Grupo Pacifico, Prima AFP, and Credicorp Capital Peru, are located in Peru and they offer banking and financial services. Furthermore, they are regulated by Peruvian laws and supervised by Peruvian Financial Regulators.

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

The Peruvian Central Bank (BCRP)

The BCRP was established in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system. The BCRP regulates Peru’s money supply, administers international reserves, issues currency, targets inflation ranges, determines Peru’s balance of payments and other monetary accounts, and furnishes information regarding the country’s financial situation. It also represents the government of Peru at the IMF and the Latin American Reserve Fund, which is a financial institution intended to provide balance of payments assistance to its member countries by granting credits or guaranteeing loans to third parties.

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

Content
Instruments of Monetary Policy

a)	Monetary policy rate

One of the functions of the BCRP is to periodically revise its monetary policy rate (reference interest rate) in accordance with its monetary policy objectives. Once a month, the Board of Directors of the BCRP approves and announces the monetary program through a press release.

The BCRP reference rate went from 2.25% in November 2019 to 0.25% in April 2020, in response to the COVID-19 pandemic shock, which represented a new all-time low for Peru’s reference rate. This rate was maintained until July 2021, and, since August 2021, the Central Bank began a series of increases due to the fact that the twelve-month inflation rate and inflation expectations have been increasing since June 2021 above the upper limit of the inflation target range. Additionally, the Central Bank will seek to anchor inflation expectations to the target range, while trying to ensure that the real reference rate is in a neighborhood of 0 positive, which as of April 2022 is (0.11%).

The following table summarizes the reference interest rate changes from August 2019 to April 2022:

Changes in BCRP’s reference interest rate (August 2019 - April 2022)
Month	Rate
August 2019	2.50%
November 2019	2.25%
March 2020	1.25%
April 2020	0.25%
August 2021	0.50%
September 2021	1.00%
October 2021	1.50%
November 2021	2.00%
December 2021	2.50%
January 2022	3.00%
February 2022	3.50%
March 2022	4.00%
April 2022	4.50%

b)	Reserve requirement for domestic currency

The Central Bank resolved to increase the minimum legal reserve of 5.00% in January 2022 to 5.25% in February 2022, to 5.50% in March 2022, to 5.75% in April 2022 and to 6.00% from May 2022, of the total obligations subject to reserve requirements. These measures seek to support monetary sterilization mechanisms and strengthen the liquidity levels of entities subject to reserve requirements with a view to preserving monetary stability.

Content
c)	Reserve requirement for foreign currency

Reserve requirement funds are composed solely of (i) cash in foreign currency that the Reserved Entity keeps in cash, in its offices in the country, and (ii) deposits in current accounts in dollars of the United States of America, which the Reserve Subject Entity maintains in the Central Bank with a minimum level equivalent to 3.0% of the total obligations subject to reserve requirements.

(i)
Minimum legal reserve and additional reserve.  The BCRP, as of March 19, 2021, resolved to modify the additional reserve requirements based on the evolution of total credit and vehicle and mortgage consumer credit in currency foreign. These measures are intended to continue promoting a process of gradual reduction in credit dollarization. Entities Subject to Reserve Requirements must maintain a minimum legal reserve requirement of 9% for the total of its obligations subject to reserves. The required reserve that exceeds the minimum legal is called additional reserve.

(ii)
Required reserves for obligations subject to the general regime. Obligations that exceed the amount of the Base (marginal obligations) are subject to a rate of 35%. Also, the obligations of the companies that become part of the Entities Subject to Reserve, will be subject to a reserve rate of 35%.

(iii)	Obligations subject to the special regime and their required reserves.
a.	Obligations with average terms equal to or less than 2 years with foreign financial entities have a required reserve rate of 9%.
b.	Indexed Obligations have a required reserve rate of 9%.
c.
External lines of credit to finance foreign trade operations, up to an amount equivalent to 40% of the effective equity as of December 31 of the last year published by the SBS of the Entity Subject to Reserve Requirements are not subject to reserve requirements. The excess is subject to the reserve requirement rate of 9%.

(iv)	Additional reserve based on the evolution of credit in foreign currency.
a.
Due to the evolution of total credit in foreign currency. For entities subject to cash reserves that at the end of the period have an average daily balance of credits (excluding the average balance of credits for foreign trade and the average balance of credits granted as of January 1, 2015 for a term greater than 3 years exceeding an amount of US$10 million) greater than or equal to US$200 million, an additional reserve is established if, during the reserve period, its average daily balance of total credits (excluding the average balance of credits for foreign trade and the average balance of credits granted as of January 1, 2015 for a term greater than 3 years that exceed an amount of US$10 million) exceeds the average daily balance of credits in foreign currency of December 2018 (excluding the average balance of credits for foreign trade and the average balance of credits granted as of January 1, 2015 for a term greater than 3 years that exceed an amount of US$10 million) plus 30% of the accumulated flow of the average credit in national currency compared to December 2018, excluding from said flow that corresponding to mortgage, consumer and foreign trade credit. The accumulated flow resulting from the average credit in national currency is considered for the calculation of the limit, as long as it is positive. For the conversion to dollars of this flow, the accounting exchange rate at the end of the 2018 period, published by the SBS, will be used.

Content
b.
Due to the evolution of consumer credit for vehicles and mortgages in foreign currency. The Entities Subject to Reserves whose average daily balance of total vehicle and mortgage consumer loans exceeds 90% of the balance reached as of December 31, 2018 or 6% of their effective equity last published by the SBS, whichever is higher, will be subject to an additional reserve equivalent to 15% of the percentage deviation with respect to the limit, which will be applied to total liabilities in foreign currency.

As a note, it is important to mention that the “marginal reserve rate” was used for the last time on June 28, 2018. Since 2019, this term has no longer been used.

Repo operations to promote debt payment reschedules at lower interest rates and longer terms. Since June 2020, with these new Operations, the companies of the financial system can temporarily sell to the Central Bank first quality securities, including those representative of the credit portfolio, or foreign currency and, in the same operation, commit to repurchase them at the established maturity. This operation is carried out only when the companies of the financial system comply with refinancing an amount of loans with their clients, at least in an amount equivalent to that assigned in the Operations. For this purpose, they may also include credits purchased from other financial institutions, offering the end customer a rescheduling of the original conditions. These rescheduling must be for a period of no less than 6 months and at interest rates lower than those originally agreed. In this way, debtors will benefit from the reduction in interest rates on their credits, thus reflecting the reduction in the reference rate of the BCRP’s monetary policy and the lower interest rates achieved by the Reactiva Peru Program for new credits. It should be noted that the rescheduling of debt payments is voluntary, but it is estimated that this new BCRP operation will generate a coordination effect whereby the rescheduling will be extended to all financial entities.  Likewise, these operations will allow companies and families to recover more quickly from the substantial drop-in economic activity and employment.

Currency Repurchase Agreements (known as Repo) and Swaps conditioned to the expansion of long-term credit. Since December 2020, BCRP has incorporated Operations Conditional on the Expansion of Long-Term Credit as part of its monetary instruments with the aim of promoting the transmission of its monetary policy towards long-term interest rates. Financial entities that grant new business and mortgage loans in national currency with a term greater than or equal to 3 years, will be able to access Repos and Interest Rate Swaps, for the equivalent of the accumulated amount of the credits granted by the financial entity to as of January 1, 2021. This amount will include the purchase of debts to other financial entities with the characteristics of the aforementioned credits and will exclude rescheduled or refinanced credits. The Interest Rate Swaps will be placed through auctions and may have terms between 3 and 7 years, while the Repos Transactions will be carried out through direct operations and may have terms between 1 and 3 years. The BCRP will charge a fixed interest rate in national currency for Repos, which will be established in the corresponding call.

Content
Repos with negotiable invoices. In December 2020, the BCRP created a reporting operations facility with negotiable invoices for 1 and 2 month terms. Through this facility, financial entities will be able to temporarily sell to the BCRP negotiable invoices registered in CAVALI, instruments that are preferably used by MYPES to finance their working capital operations. With this, it is expected that the offer of discount operations of negotiable invoices will increase, and the interest rates for these operations will be reduced, in a manner consistent with the expansionary position of the monetary policy.

The Superintendence of Banks, Insurance and Pension Funds (SBS)

The SBS is the regulatory authority in charge of, supervising and regulating all financial, insurance and pension fund institutions in Peru. Peru’s Constitution and Law No. 26702, which contains the statutory charter of the SBS, grant the SBS the authority to oversee and control banks and financial institutions (apart from brokerage firms, which are regulated by the SMV), insurance and reinsurance companies, companies that receive deposits from the general public, AFPs and other similar entities as defined by Law No. 26702. The SBS is also responsible for supervising the BCRP to ensure that it abides by its statutory charter and Bye-laws.

The SBS has administrative, financial, and operating autonomy. Its objectives include protecting the public interest, ensuring the financial stability of the institutions over which it has authority and punishing violators of its regulations. Its responsibilities include: (i) reviewing and approving, with the assistance of the BCRP, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to holding companies that are not banks, such as Credicorp); (iv) reviewing the Bye-laws and amendments to Bye-laws of these companies; (v) issuing criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the bank’s Risk Assessment Center, to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s banks). The SBS is also responsible for setting criteria for the establishment of financial or mixed conglomerates in Peru and for supervising these entities. As a result, in addition to its supervision of BCP Stand-alone, Mibanco, Grupo Pacifico and Prima AFP, the SBS also supervises Credicorp Ltd. because Credicorp Ltd. is a financial conglomerate conducting most of its operations in Peru.

Content
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

National Institute for the Defense of Competition and the Protection of Intellectual Property (INDECOPI)

INDECOPI regulates the protection of the consumer’s rights. This regulation is stated in Peru’s Law No. 29571. INDECOPI has the authority to issue fines to financial institutions if they violate the laws and regulations regarding protection of the consumer rights.

National Authority for the Protection of Personal Data (ANPDP)

The ANPDP regulates the protection of personal data in Peru. The primary governing regulation for the ANPDP is Peru’s Law No. 29733. ANPDP has the authority to issue fines to financial institutions that violate the laws and regulations regarding personal data protection.

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

Financial institutions must obtain the SBS’s authorization before beginning operations. BCP Stand-alone and Mibanco are each classified as a universal bank, Grupo Pacifico is classified as an insurance company and Prima AFP is classified as a pension fund company.

Universal Banks

A universal bank, or bank, is defined by Law No. 26702 as an enterprise whose principal business consists of (i) receiving money from the public, whether by deposits or by any other form of contract, and (ii) using such money (together with the bank’s own capital and funds obtained from other sources) to grant loans or discount documents, or in operations that are subject to market risks.

Content
Banks are permitted to carry out various types of financial operations, including the following:

•	receiving demand deposits, time deposits, savings deposits, and deposits in trust;
•	granting direct loans;
•	discounting or advancing funds against bills of exchange, promissory notes, and other credit instruments;
•	granting mortgage loans and accepting bills of exchange in connection with the mortgage loans;
•	granting conditional and unconditional guarantees;
•	issuing, confirming, receiving, and discounting letters of credit;
•	acquiring and discounting certificates of deposit, warehouse receipts, bills of exchange and invoices of commercial transactions;
•	performing credit operations with local and foreign banks, as well as making deposits in those institutions;
•	issuing and placing local currency and foreign currency bonds, as well as promissory notes and negotiable certificates of deposits;
•	issuing certificates in foreign currency and entering into foreign exchange transactions;
•	purchasing banks and non-Peruvian institutions that conduct financial intermediation or securities exchange transactions in order to maintain an international presence;
•	purchasing, holding, and selling gold and silver, as well as stocks and bonds listed on one of the Peruvian stock exchanges and issued by companies incorporated in Peru;
•	acting as financial agent for investments in Peru for external parties;
•	purchasing, holding, and selling instruments evidencing public debt, whether internal or external, as well as obligations of the BCRP;
•	making collections, payments, and transfers of funds;
•	receiving securities and other assets in trust and leasing safety deposit boxes; and
•	issuing and administering credit cards and accepting and performing trust functions.

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

Content
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

Those universal banks who violate Law No. 26702 and its underlying regulations may be subject to administrative sanctions and criminal penalties. Additionally, the SBS and the BCRP have the authority to issue fines to financial institutions and their directors and officers if they violate the laws or regulations of Peru, or their own institutions’ Bye-laws.

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

Peru’s law No. 26702 and Law No. 29946, which are discussed below, are the main laws governing insurance companies and insurance in Peru. The SBS is the government agency charged with the supervision and regulation of all insurance companies. The incorporation of an insurance company requires prior authorization of the SBS. Also, SMV supervises and regulates insurance companies through the Peru’s Law No. 26126 and its amendments.

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

Content
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

Pension Funds

The operations of pensions funds in Peru are regulated by the Unified Text of the Private System for the Administration of Fund Act, approved by Supreme Decree No. 054-97-EF, and modified by Law No. 29903, which has been in force in Peru since August 2013.

Under Peruvian legislation, AFPs must have only one business activity: managing pension funds through individual capitalization accounts, sourced by mandatory and/ or voluntary contributions. AFPs must also provide benefits for retirement, disability, and survivorship and finance funeral expenses.

Finance companies

Under Law No. 26702, finance companies are authorized to carry out the same operations as banks, except for (i) issuing loans as overdrafts in checking accounts and (ii) participating in derivative operations. These operations can be carried out by finance companies only if they fulfill the requirements stated by the SBS.

Content
Other financial institutions

The Peruvian financial system has a number of less significant entities that may provide credit, accept deposits, or otherwise act as financial intermediaries on a limited basis. Leasing companies specialize in financial leasing operations where goods are leased over the term of the contract and in which one party has the option of purchasing the goods at a predetermined price. Savings and loans associations or cooperatives may accept certain types of savings deposits and provide other similar financial services.

Peru also has numerous mutual housing associations, municipal savings and credit associations, savings and credit cooperatives and municipal credit bureaus. Over the past seven years the entry of new participants, including foreign banks and non-bank financial institutions, has increased the level of competition in Peru.

(iii) Peruvian Commercial Banks Regulation - BCP Stand-alone and Mibanco

Management of operational risk Requirements

SBS Resolution No. 37-2008, which sets forth the guidelines for enterprise risk management (ERM), and SBS Resolution No. 2116-2009, collectively established guidelines for operational risk management by banks. Under these resolutions, operational risk management is defined broadly to include those risk resulting from the possibility of suffering financial losses due to inadequate or failed internal processes, people, and systems, or from adverse external events. These resolutions also establish responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to manage risks involved in the performance and continuity of their operations and services adequately to minimize possible financial losses and reputation damage due to inadequate or non-existent policies or procedures. Banks also are required to develop an information security model to guarantee physical and logical information integrity, confidentiality, and availability.

On April 1, 2018, SBS Resolution No. 37-2008 was replaced by SBS Resolution No. 272-2017. The new regulation has introduced the following modifications regarding risk management:

a.	Risk management must also consider the macroeconomic environment that affects the markets in which the company operates;
b.
The following new types of risk are incorporated in the regulation: (a) money laundering and terrorist financing risk, defined as the possibility of the company being used for money laundering and terrorist financing purposes; and (b) reinsurance risk, defined as the possibility of losses caused by the insufficiency of reinsurance coverage contracted by the assigning insurance company; and

c.
The definition of liquidity risk has been modified. It is now understood as the possibility of losses due to anticipated or forced sale of assets at unusual discounts for the company to meet its obligations, as well as not being able to close open positions or cover positions in sufficient quantity. Before this modification, it was understood as the possibility of losses caused by the failure to comply with the financing requirements and the application of funds arising from the mismatches of cash flows requirements.

Content
In addition, the new regulation provides that companies must incorporate a centralized unit or units specialized in specific risk management. Under the previous regulation this was optional. The SBS may require companies to create specialized risk units if considered necessary. Under the previous regulation, if the company did not have a specialized risk unit, it was understood that these functions had been assigned to the CEO. With the new regulation this provision has been eliminated.

Companies must submit the annual risk report to the SBS within 90 days from the end of each year.

Credicorp, following these SBS requirements, as well as the guidelines issued by the Basel Committee on Banking Supervision and the advice of international consultants, has appointed a specialized team responsible for operational risk management across our organization. This team reports regularly to our risk committee, top managers, and the Board of Directors.

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, critical suppliers, critical information assets, technological components, new products and significant changes to our services, and channels. To support the operational risk management process, we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze, and report operational risk losses, using advanced models for operational risk capital allocation. We also have monitoring and reporting procedures that are designed to monitor KRIs and other performance metrics.

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

Content
Capital adequacy requirements

Capital adequacy requirements applicable to us are set forth in Peru’s Law No. 26702 and Legislative Decree No. 1028. Legislative Decree No. 1028 was aimed at adapting Law No. 26702 to the capital guidelines and standards established by the second Basel Committee Accord (Basel II). Capital adequacy requirements are also included in Peruvian GAAP guidelines. Pursuant to Basel II guidelines, financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit RWAs, and (ii) 10 times the amount required to cover market and operational risks.

Since July 2009, Peruvian financial institutions generally have applied a standardized approach to calculate their capital requirement related to credit, market, and operational risk. As an alternative to the standardized approach, financial institutions may request authorization from the SBS to use different models for calculating the reserve amount associated with any of these three risks. In July 2009, the SBS started accepting applications to use alternative models, referred to as Internal Models Methods. If the amount of an institution’s reserve requirements would be higher using the standard model than it would be using the approved Internal Models Method, then the institution will have to maintain between 80% and 95% of the standard amount during a phase-in period. Even after the phase-in period, institutions using an Internal Models Method are subject to regulatory capital floors.

On July 20, 2011, the SBS issued SBS Resolution 8425-2011, establishing the methodologies and the implementation schedule of additional capital requirements consistent with certain aspects of Basel III, which is a comprehensive set of reform measures and guidelines, followed by the SBS, to strengthen the regulation, supervision, and risk management of the banking sector. The additional capital requirements include requirements to cover concentration, excessive interest rate risk in the banking book and systemically important risk. Additionally, pro-cyclical capital requirements were established. These additional requirements were fully implemented in July 2016.

Article 184 of Law No. 26702, as amended by Legislative Decree No. 1028, provides that regulatory capital may be used to cover credit risk, market risk and operational risk. Regulatory capital is comprised of the sum of basic capital and supplementary capital, and is calculated as follows:

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

Content
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

Content
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

Under this regulation, subordinated debt issued prior to the regulation that did not meet the requirements was to be recognized as total regulatory capital, according to the following:

•
Tier 1 subordinated debt: as of January 2017, and for 10 years following, Tier 1 subordinated debt is subject to a 10% discount. However, the amount not computable as Tier 1 regulatory capital may be computed as a Tier 2 instrument if it has a residual maturity equal to or greater than 15 years.

•
In November 2019, BCP Stand-alone redeemed the total amount of its Tier 1 subordinated debt issuance (issued in 2009) totaling US$250 million. Thus, as of December 2019, neither Tier 1 nor Tier 2 of BCP’s regulatory capital was comprised of non-compliant Tier 1 subordinated debt.

•
Tier 2 subordinated debt: during the five years prior to maturity, the principal balance will be discounted by 20%. In the year prior to its maturity, the Tier 2 subordinated debt will not be considered in the calculation of Tier 2. This treatment did not change compared to previous regulation. As a result, Tier 2 Subordinated debt issued previous to the rule was grandfathered.

Content
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

Furthermore, the new regulation requires the calculation of a new solvency ratio: Adjusted total capital on adjusted total RWAs. This methodology is similar to that which is used to calculate the CET1 ratio under Basel III. As a result, the accounting items mentioned above are deducted from the numerator of the new solvency ratio, and the calculation of RWAs (the denominator) does not consider these deductions. As of December 31, 2020, BCP Stand-alone’ s CET1 ratio was 11.40%.

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

Furthermore, in April 2020, the Ministry of Finance and the BCRP engineered and launched a large credit-enhancement program, Reactiva Peru, in response to the economic crisis, which comprised government guarantees for a broad range of loans to local enterprises. This program successfully promoted the expansion of credit to local enterprises in 2020 without consuming significant capital requirements to local banks.

As some of the restrictions and consequences due to COVID-19 continued early 2021, Presidential Urgent Decree No. 037-2021 was approved in March 2021. The minimum global capital ratio, which is the minimum requirement mandated by the regulator, was temporarily reduced from 10% to 8%. This gave an additional buffer to financial institutions until the economic outlook start presenting stronger signs of improvement. The same decree ordered the minimum global capital ratio to be lifted back to 10% in March 2022.

Content
In December 2021, the SBS issued Resolution 3718-2021, modifying cyclical provisions from Resolution 11356-2008 and, as an extension, the activation of the countercyclical capital buffer. Among the main changes were decreasing the threshold for the activation of the countercyclical rule from 5% to 4% for the average of annualized percentage change in GDP for the last 30 months and the minimum rates for the cyclical provision component. It should be noted that the countercyclical capital buffer could be activated no earlier than of January 1, 2024.

Additionally, in December 2021, the SBS adopted Resolution 3921-2021, which adds capital rules regarding the domestic systemically important capital requirement, which is a requirement similar to the D-SIB under Basel 3 where an additional requirement is calculated based on the relative size of the bank within the local financial system. This additional requirement affects both BCP Stand-alone and Mibanco by increasing the regulatory requirement of Credicorp. The changes will have a transition phase of two years, with 75% of the additional requirements to take effect in December 2022 and the full requirement effective in December 2023.

In March 2022, Legislative Decree 1531 was passed by the Government, Regulatory Capital definition rules in Banking Law 26702 were revised. Changes were aimed to better comply with the standards established by the Basel International Regulatory Framework for Banks (Basel III). The new regulatory capital framework defines CET1 and Total regulatory capital new minimum requirements at 4.5% and 10%, plus capital buffers. Although the main changes will be applied from January 2023, there still relevant regulation to be passed by the Banking Regulator to implement the aforementioned law and provide any adequacy period.

Common Equity Tier 1 (CET1)

In November 2013, BCP Stand-alone’ s Board of Directors decided to track the Basel III ratio known as CET1. CET1 comprises:

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

Content
CET1 Internal Targets

In October 2018, BCP Stand-alone’s Risk Committee approved a rise on CET1 ratio limits for BCP Stand-alone and Mibanco, targeting them at 11% and 15%, respectively. These limits are part of their risk appetite framework. BCP Stand-alone’s CET1 ratio is estimated based on BCP Stand-alone’s understanding, expectations and interpretation of the proposed Basel III requirements in Peru.

Intervention by the SBS

Pursuant to Peru’s Law No. 26702, as amended by Law No. 27102, the SBS has the authority to seize the operations and assets of a bank. These laws provide for three levels of action by the SBS: a supervisory regime, an intervention regime, and the liquidation of the bank. Any of these actions may be taken if certain events occur, such as if the bank: (i) interrupts payments on its liabilities, (ii) repeatedly fails to comply with the regulations of the SBS or the BCRP, (iii) repeatedly violates the law or the provisions of the bank’s Bye-laws, (iv) repeatedly manages its operations in an unauthorized or unsound manner or (v) has its regulatory capital fall or be reduced by more than 50%.

During the intervention regime, rather than seizing the operations and assets of a bank, the SBS may adopt other measures, including (i) placing additional requirements on the bank, (ii) ordering it to increase its capital stock or divest certain or all of its assets, or (iii) imposing a special supervision regime during which the bank must adhere to a financial restructuring plan.

The SBS intervention regime stops a bank’s operations for up to 45 days, which may be extended for an additional 45 days. During this time, the SBS may institute measures such as: (i) canceling losses by reducing reserves, capital, and subordinated debt, (ii) segregating certain assets and liabilities for transfer to another financial institution and (iii) merging the intervened bank with an acquiring institution according to the program established by Presidential Urgent Decree No. 108-2000, which was enacted in November 2000. After the intervention, the SBS will liquidate the bank unless it is merged with an acquiring institution, as described in clause (iii) above.

The intervention procedure entails an automatic stay, protecting the assets of the bank or insurance company. Hence, the following actions are temporarily suspended: (i) collection of debts (judicially or administratively), (ii) execution of any judicial order, (iii) creation of liens, and (iv) making payments, advances, or offsetting debts; although statute regulates some specific cases where offsetting is admitted during the stay.

In case of dissolution of the bank, the priority of payments goes as follows: (a) wages and social benefits of the bank’s employees, (b) return of saving deposits (in the portion not covered by the Deposit Insurance Fund), (c) tax obligations; and (d) the rest of the obligations under general rules of payment.

Content
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

Lending activities requirements

Law No. 26702 sets the maximum amount of credit that a financial institution may extend to a single borrower, whether the borrower is an individual or an economic group. SBS Resolution No. 5780-2015 establishes that an “economic group” is one that has a single or common risk exposure and includes a person, such person’s close relatives and the companies in which such person or his or her close relatives have significant share ownership or decision-making capability. Significant decision-making capability is deemed to be present when, among other factors, a person or group can exercise material and continuous influence over the decisions of a company, when a person or company holds seats on the Board of Directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficiary of credit facilities granted to another company.

Content
The limit on credit that may be extended to one borrower varies according to the type of borrower and the collateral received. The credit limit for any Peruvian borrower is 10% of a bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law No. 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2019, 2020 and 2021, the 10.0% unconsolidated credit limit per borrower of BCP Stand-alone for unsecured loans was S/1,940.8 million, S/2,121.0 million and S/2,277.2 million, respectively. As of December 31, 2019, 2020 and 2021, the 30.0% credit limit for secured loans was S/5,822.4 million, S/6,363.1 million and S/6,831.6 million, respectively.

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

Related party transactions requirements

Law No. 26702 regulates transactions between financial institutions on the one hand and related parties or affiliates on the other. The SBS and the SMV have also enacted regulations that define indirect ownership, related parties, and economic groups, in order to limit transactions with related parties and affiliates. These regulations also provide standards for the supervision of financial and mixed conglomerates formed by financial institutions.

The total amount of loans to directors, employees, or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital. All loans made to any single director or employee borrower, considering his or her close relatives, may not exceed 0.35% of regulatory capital (that is, 5% of the overall 7% limit).

Content
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

Ownership restrictions

Law No. 26702 establishes certain restrictions on the ownership of a bank’s shares. Banks must have a minimum of two shareholders. Among other restrictions, those convicted of drug trafficking, money laundering, terrorism, or other felonies, and those who are directors, employees or advisors of public entities that regulate and supervise the activities of banks, are subject to ownership limitations. All transfers of shares in a bank must be recorded at the SBS. Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank’s capital stock require prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders, directors, or employees, in the case of juridical persons) are legally disabled or have engaged in illegal activity in the area of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or economic solvency, among other reasons. The decision of the SBS on such matters is final and cannot be overturned by the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser shall be fined with an amount equivalent to the value of the transferred shares and is obligated to sell the shares within 30 days, or the fine is doubled. In addition, the purchaser is not allowed to exercise its voting rights at the shareholders’ meetings. Foreign investors receive the same treatment as Peruvian nationals under the limitations described above.

Additionally, on January 7, 2021, the Peruvian government promulged Law No. 31112, which provides that any transaction that causes ownerships to cross the threshold set by Law No. 31112 and can result in action in concert must have the authorization of INDECOPI to complete that ownership. According to this law, financial institutions must present the acquisition request to the SBS. If the SBS determines that there is a financial crisis, the acquisition does not require authorization from INDECOPI.

Finally, under Peruvian law, individuals or corporations that acquire, directly or indirectly, 1% of the capital stock of a bank in a period of 12 months, or acquire a 3% or more share participation, have the obligation to provide the information that the SBS may require to identify such individuals’ or corporations’ main economic activities and asset structure.

Content
Risk rating requirements

Law No. 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity, and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. In September 2021, the Moody’s Local PE Clasificadora de Riesgos S.A. and Apoyo y Asociados Internacionales S.A.C. rating agencies, affirmed their respective “A+” risk categories for BCP Stand-alone. In September 2021, both rating agencies affirmed their “A” risk categories for Mibanco. As of December 2021, BCP Stand-alone and Mibanco maintained the risk categories of “A+” and “A”, respectively, with both rating agencies.

Deposit insurance fund

Law No. 26702 provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Deposit Insurance Fund for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated and based on the type of deposits accepted by the entity and the risk classification of such entity, made by the SBS and at least two independent risk-rating agencies. The annual premium, which is set by Law No. 26702, begins at 0.65% of total funds on deposit under the coverage of the Deposit Insurance Fund and increases to 1.45%, which is applicable to banks in the highest risk category. Such annual premium basis and maximum were modified by SBS Resolution No. 0657-99 which established complementary proceedings and modified the amount of the annual premium; such that the annual premium now begins at 0.45% of total funds on deposit and increases to 1.45% which is applicable to banks in the highest risk category. BCP Stand-alone and Mibanco are currently classified in the lowest risk category and apply the 0.45% set by the SBS Resolution No 0657-99.

The maximum amount that a customer is entitled to recover from the Deposit Insurance Fund is S/115,637 for the period starting from December 2021 until February 2022.

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

Content
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

Content
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

(v) Peruvian Pension Fund Regulation – Prima AFP

Minimum capital requirements

SBS authorization is required for an AFP to begin operations. Peruvian law requires a minimum capital requirement, paid in cash by shareholders. There are certain limitations on the ownership and transfer of AFP shares. Additionally, Peruvian law requires that companies maintain a legal reserve funded with 10% of their net profit, until the reserve reaches the equivalent of 20% of their share capital

Investment limits

The SBS has set investment limits, which restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits differ according to the fund’s risk profile. The general limits are:

■	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value;
■	The total amount invested in instruments issued or guaranteed by the BCRP cannot exceed 30% of the fund value;
■	The total amount invested in instruments issued or guaranteed by the Peruvian State and the BCRP overall cannot exceed 40% of the fund value; and
■
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

Content
PPS Reforms

PPS Reform and changes of the PPS between 2012 and 2017

Since 2012, the Private Pension System has witnessed different reforms and changes applied by the Peruvian government and its regulators. The most relevant changes contemplated during 2012 to 2017 were the following:

■
In 2012, a tender process held every 24 months were incorporated, in which the AFP that offers the lowest management fee wins the tender. As a result, new workers who enter the PPS become members of the tender holder and remain in it for at least 24 months.

■
In 2014, new local and foreign investment regulations made the PPS registration process for new investment securities more flexible. It allows AFPs to make non-complex investments and use derivatives instruments under certain restriction without authorization from the SBS.

■
In 2015, SBS Resolution No. 5540-2015 was also published and regulates the new Fund Type Zero, which is mandatory for participants from the age of 65 and up who opt for a statutory retirement pension. The Fund Type Zero became effective on April 1, 2016 and invests only in national currency short-term instruments and debt securities.

■
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

■	In 2017, BCRP raised the foreign investment limit up to 46% for pension funds to encourage AFPs to diversify their investments.

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

Content
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

Changes to PPS in 2020

In 2020, the Peruvian government and congress took measures to provide liquidity to private pensioners by allowing them to draw down their funds. These measures had an impact on funds under management and on income at the AFP in 2020 and 2021.

Changes to PPS in 2021

On May 7, Law No. 31192 was published, which authorizes affiliates of the Private Pension Fund Administration System to withdraw up to S/17,200 from their funds.

On August 6, Law No. 31332 was published, which reduces from 55 to 50 the age to access early retirement for men.

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

Peruvian Investment Banking & Wealth Management Regulation - Credicorp Capital Peru

Credicorp Capital Peru is the main shareholder of Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital Sociedad Titulizadora S.A., Credicorp Capital Servicios Financieros S.A., and Credicorp Capital S.A. Sociedad Administradora de Fondos.

The Securities Market Law (Legislative Decree No. 861), as amended, governs the public offering and trading of securities listed on the SMV and the BVL. The BVL, as the only stock exchange in Peru, also provides internal regulations that form part of the regulations and administrative rulings that govern the offering and trading of securities.

Content
6.2.2 Cayman Islands

Cayman Islands Regulation - Atlantic Security Holding Corporation (ASHC)

ASHC is an entity regulated under Cayman Islands Companies Law, duly supervised by the Cayman Island Monetary Authority (CIMA). Under the law of the Cayman Islands, ASHC is subject to the following continuing requirements: (i) to remain in good standing under the Cayman Islands Companies Law, including the filing of annual and other returns and the payment of annual fees; (ii) to file any change in the information or documents required to be provided and to pay annual fees with the Registrar of Companies; (iii) to file certain prescribed forms with CIMA on a quarterly basis; (iv) to file audited accounts with CIMA within three months of each financial year (in the case of a locally incorporated bank, which is not part of a substantial international banking group, a senior officer or board member discusses these accounts each year at a meeting with CIMA); and (v) to file an annual questionnaire.

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

Regulation of Bolivian Financial Institutions

Until November 2013, the Bolivian banking system operated under the Law of Banks and Financial Entities No. 1488, enacted on April 14, 1993, and later modified by Law No. 3076 of June 20, 2005. On August 21, 2013, the Bolivian government enacted a new Banking Law (Law No. 393), which became effective on November 21, 2013. This new law envisions a more active role of government in the financial services industry and emphasizes the social objective of financial services.

On December 10, 2010 through the enactment in Bolivia of Law No. 065 (Ley de Pensiones), the supervision of all insurance activities in Bolivia was transferred from the ASFI to the APS. Our life and P&C insurance affiliates in Bolivia, which operate under the commercial name Crediseguro, are thus regulated, and supervised by the APS.

Content
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

In 2013, Supreme Decree No. 1842 set interest rate caps for social housing loans ranging from 5.5% to 6.5%, and for loans to productive sectors (agriculture, tourism, manufacture, etc.), and established loan quotas pursuant to which, by December 31, 2018, and afterwards, at least 60% of the loan portfolio of all universal banks needs to be comprised of loans to productive sectors and social housing loans, with a sublimit that establishes that loans to productive sectors must represent at least 25% of the portfolio.

Further to Law 393, in 2014, the Bolivian government, through Supreme Decrees No. 2136 and No. 2137, instructed banks in Bolivia to contribute 6% of that year’s total profits for the creation of a guarantee fund – to be administered by the banks - intended to provide guarantees of up to 20% of the amount financed of productive sector and social housing loans. From 2015 to 2019, the government instructed banks to contribute 6% of those years’ profits to replenish either the existing guarantee funds or to make contributions to a newly created seed capital fund administered by the government-owned development bank.

In response to the COVID-19 pandemic, on April 1, 2020, the Bolivian government enacted Law No 1294, which established the automatic deferral of all loan installments (capital, interest, and other charges) payable to financial institutions for the duration of Bolivian Coronavirus Pandemic Emergency Declaration. These deferred installments will start to be collected after the final installment established on the original payment schedule. Supreme Decree No. 4206 established an initial deferral period from March 2020 to May 2020, which was subsequently extended to August 2020 through Supreme Decree No. 4248, and then to December 2020 through Law No. 1319.

On December 2, 2020, the Bolivian government issued Supreme Decree No. 4409, establishing that the capital portion of the installments that had been deferred in 2020 would not accrue interest until their cancellation. Supreme Decree No. 4409 also established that once the deferral period has concluded, upon request of the borrowers that had their installments deferred, banks must refinance and/or reschedule their loans, based on the borrowers’ economic situation and payment capacity. The refinanced and/or rescheduled loans have the benefit of a six-month grace period during which no interest or capital payments are required from the borrower. The collection of the amount of interest accrued but not collected during the aforementioned grace period will be made pro rata during the new term of the loan.

Content
On December 28, 2020, the Bolivian government enacted Law No.1356 was enacted, eliminating the tax exemption for capital gains generated in the Bolivian Stock Exchange and introducing an additional income tax of 25% applicable to all brokerage houses, mutual fund administrators and insurance companies with a ratio of earnings before taxes to equity in excess of 6%.

In accordance with Bolivian regulation, a reserve of up to at least 50% of paid-in capital of the Group’s subsidiaries operating in Bolivia is required to be established through annual transfers of at least 10% of their net profit. As of December 31, 2018, 2019, and 2020, these reserves amounted to approximately S/5,179.0 million, S/6,236.5 million and S/6,990.1 million, respectively.

6.2.4 Colombia

Colombian Regulation – Credicorp Holding Colombia, Mibanco Colombia & Credicorp Capital Colombia

Credicorp Holding Colombia S.A.S. is the main shareholder of Credicorp Capital Colombia S.A., Credicorp Capital Fiduciaria S.A., Credicorp Capital Servicios S.A.S., Credicorp Negocios Digitales S.A.S. and Mibanco Colombia S.A.

The SFC is an entity whose main function is to oversee Colombia’s financial sectors. Although it has an important role in monitoring and surveillance, it also has certain regulatory powers that permit it to issue regulations through regulatory circular letters laws and decrees. Separately, the AMV supervises and regulates the conduct of securities intermediaries, as well as the certification of those who carry out such activities. The AMV is a private entity and is the product of a self-regulatory scheme established after the termination of Law No. 964 of 2005.

The regulation of the financial sector and the securities market in Colombia is directed by Colombia’s congress, which issues laws, and the Colombian Ministry of Finance’s URF, which issues decrees. Also, the Taxes and National Customs Authority (Dirección de Impuestos y Aduanas Nacionales or DIAN by its Spanish initials) oversees the regulation related to FATCA & CRS.

Finally, the Colombian Ministry of Commerce, Industry and Tourism’s Superintendence of Corporations (Superintendencia de Sociedades) is a regulatory agency that oversees commercial corporations that are not under the supervision of other Superintendencies.

Content
6.2.5 Chile

Chilean Regulation – Credicorp Capital Chile

The CMF is responsible for the supervision of entities in the securities market, insurance, banks, financial institutions, and other financial entities. The CMF regulates Credicorp Capital Chile through the Chilean stock exchange market. The CMF ensures that supervised institutions comply with laws, regulations, statutes, and other provisions governing the functioning of these markets. The CMF also authorizes companies to manage mutual and investment funds (known as Mutual Fund Administrators and General Fund Management or AFM and AGF, respectively, by their Spanish initials) and supervises such companies and their managed funds by monitoring their legal, financial, and accounting information to ensure compliance with applicable laws and regulations.

Chilean regulators have established several laws, regulations, and rules to address the various sectors of the stock market. One of those laws is the Chilean Securities Market Law, which governs the functioning of the Chilean market, its corporations, management of third-party funds (investment funds, mutual funds, pension funds and others), and deposit and custody of securities.

6.2.6 Panama

International Bank Regulation – BCP Panama

BCP Panama is a branch of BCP Stand-alone, registered in the Republic of Panama in 2002, under an international license issued by the SBP in accordance with Law Decree No. 9 of February 26, 1998, as amended.

BCP Panama is subject to an inspection made by auditors and inspectors of the SBP, to determine, among other things, its compliance with the Law Decree No. 2 of February 22, 2008 and No. 23 of April 27, 2015, the Law on the Prevention of Money Laundering, Terrorism Financing and Financing of Proliferation of Weapons of Mass Destruction.

ASB Bank Corp.

ASB Bank Corp., a subsidiary of ASHC, is regulated by the SBP, registered in 2020 under an international banking license issued by the SBP, in accordance with Law Decree No. 9 of February 26, 1998, as amended.

As a holder of this license, ASB Bank Corp. can manage banking operations carried out outside of Panamanian territory from an office located in Panama. Likewise, it grants the right to exercise any other activity authorized by the SBP. ASB Bank Corp. may not take deposits from any person residing in the Republic of Panama.

ASB Bank Corp. is also regulated and holds a Securities Broker license issued by the Panamanian Superintendency of the Securities Market that enables the entity to act as securities broker, manager, and custodian. It is required to comply with regulations pertaining to corporate governance; minimum working capital and liquidity requirements to meet obligations with customers and vendors; adequate accounting practices and recordkeeping; provision of regulatory reports; adherence to confidentiality standards, code of ethics and prevention of conflict of interest; and adequate anti-money laundering and terrorism finance laundering controls, policies, and programs, among others.

Content
ASB Bank Corp. must receive prior approval from the SBP and the Superintendency of the Securities Market for: (i) any proposed changes in the Board of Directors or senior officers; (ii) the issuance, transfer or other disposal of shares (it is uncommon for a waiver to be granted with respect to shares related matters except in the case of a branch of a substantial international bank and where the shares are widely held and publicly traded); (iii) any significant change in the business plan filed on the original licenses applications; or (iv) to open a subsidiary, branch, agency, or representative office outside the Republic of Panama. Finally, ASB Bank Corp. must obtain the prior approval of the SBP and the Panamanian Superintendency of Securities Market to change its name and must notify them of any change in its principal office or its authorized agent in the Republic of Panama.

6.2.7 United States

International Bank Regulation – BCP Miami

BCP Miami Agency is licensed to operate as an international bank agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The BCP Miami Agency is regulated, supervised, and examined by the Office of Financial Regulation of the State of Florida Department of Financial Services and by the FED through the Federal Reserve Bank of Atlanta. Our direct and indirect nonbanking subsidiaries doing business in the United States also are subject to the authority of relevant U.S. financial regulatory agencies depending on their U.S. activities.

Investment Banking and Wealth Management Company Regulation – Credicorp Capital LLC.

Credicorp Capital LLC. is a broker-dealer registered with FINRA and the SEC. Credicorp Capital LLC. was the entity resulting from the merger between Credicorp Capital Securities, Inc. (CRD No. 122199) and Ultralat Capital Markets, LLC (UCM) (CRD No. 136791), which took place on February 1, 2021. Credicorp Capital LLC. is owned by Credicorp Capital Limited, which is wholly owned by Credicorp Ltd. Headquartered in Brickell, Florida, Credicorp Capital LLC. provides brokerage services through a clearing agreement with Pershing, LLC. As of December 31, 2021, there were nine registered principals at Credicorp Capital LLC., all of whom are Series 7 and Series 24 licensed. At the trading desk, all registered representatives maintain their Series 7 and Series 63 licenses.

Credicorp Capital LLC. has an affiliate investment adviser, Credicorp Capital Advisors LLC. They share the same Board of Directors and ownership.

Content
(7) Selected statistical information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results” and the consolidated financial statements (and the notes that accompany the consolidated financial statements). The statistical information and discussion and analysis given below for the years 2019 through 2021 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2019, 2020 and 2021 and our results of operations for the years then ended.

7.1 Average statements of financial position and income from interest-earning assets

The tables below set forth selected statistical information based on our average statements of financial position prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily US Dollars) rather than by the domestic or international nature of the balance. For the years 2019, 2020 and 2021, the average balances are computed as the average of period-beginning and period-ending balances on a monthly basis. Any of these month-end balances that were denominated in US Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management believes that the stated averages are representative of our operations, and that it would be too costly to produce daily averages using daily book balances in IFRS but does not believe that the stated averages present trends in a materially different manner from those that would be presented by daily averages.

Average Statements of Financial Position
Assets, interest earned and average interest rates (1)

	Year ended December 31,
	2019			2020			2021
ASSETS:	Average Balance	Interest Earned	Nominal Avg. Rate	Average Balance	Interest Earned	Nominal Avg. Rate	Average Balance	Interest Earned	Nominal Avg. Rate
	(in thousands of Soles, except percentages)
Interest-earning assets:
Deposits in BCRP
Soles	194,045	4,978	2.57%	4,158,501	10,551	0.25%	5,210,865	31,505	0.60%
Foreign Currency	15,438,824	248,337	1.61	19,792,862	41,908	0.21	21,370,530	2,293	0.01
Total	15,632,869	253,315	1.62	23,951,363	52,459	0.22	26,581,395	33,798	0.13
Deposits in other Banks
Soles	480,586	13,103	2.73	520,306	3,826	0.74	407,357	1,642	0.40
Foreign Currency	6,189,004	54,295	0.88	6,568,981	18,528	0.28	9,010,149	14,197	0.16
Total	6,669,590	67,398	1.01	7,089,287	22,354	0.32	9,417,506	15,839	0.17
Investment securities
Soles	23,282,679	926,539	3.98	30,422,192	983,791	3.23	34,968,222	1,089,913	3.12
Foreign Currency	11,645,709	384,903	3.31	14,395,322	388,373	2.70	19,931,263	436,880	2.19
Total	34,928,388	1,311,442	3.75	44,817,514	1,372,164	3.06	54,899,485	1,526,793	2.78
Total loans (1)
Soles	67,091,181	8,222,685	12.26	84,042,922	7,695,726	9.16	94,750,905	7,789,085	8.22
Foreign Currency	43,818,575	2,441,834	5.57	45,916,114	2,332,108	5.08	47,791,467	2,381,595	4.98
Total	110,909,756	10,664,519	9.62	129,959,036	10,027,834	7.72	142,542,372	10,170,680	7.14
Total dividend-earning assets
Soles	561,253	8,990	1.60	484,417	8,123	1.68	358,451	23,794	6.64
Foreign Currency	101,031	16,269	16.10	307,482	17,480	5.68	110,104	16,843	15.30
Total	662,284	25,259	3.81	791,899	25,603	3.23	468,555	40,637	8.67
Total interest-earning assets
Soles	91,609,744	9,176,295	10.02	119,628,338	8,702,017	7.27	135,695,800	8,935,939	6.59
Foreign Currency	77,193,143	3,145,638	4.08	86,980,761	2,798,397	3.22	98,213,513	2,851,808	2.90
Total	168,802,887	12,321,933	7.30	206,609,099	11,500,414	5.57	233,909,313	11,787,747	5.04
Noninterest-earning assets:
Cash and due from banks
Soles	2,798,404			2,946,320			2,941,680
Foreign Currency	2,666,835			2,159,340			2,824,559
Total	5,465,239			5,105,660			5,766,239
Allowance for direct loan losses
Soles	(3,925,507)			(6,530,146)			(7,487,480)
Foreign Currency	(1,016,238)			(1,390,331)			(1,767,750)
Total	(4,941,745)			(7,920,477)			(9,255,230)
Premises and equipment
Soles	1,832,146			1,383,640			1,094,085
Foreign Currency	836,470			882,677			929,155
Total	2,668,616			2,266,317			2,023,240
Other non-interest-earning assets, derivatives and other interest income
Soles	5,049,093	29,313		8,873,581	32,965		8,198,900	50,773
Foreign Currency	6,183,773	30,418		3,723,751	14,269		6,286,945	11,886
Total	11,232,866	59,731		12,597,332	47,234		14,485,845	62,659
Total non-interest-earning assets
Soles	5,754,136	29,313		6,673,395	32,965		4,747,185	50,773
Foreign Currency	8,670,840	30,418		5,375,437	14,269		8,272,909	11,886
Total	14,424,976	59,731		12,048,832	47,234		13,020,094	62,659
Total average assets
Soles	97,363,880	9,205,608	9.45	126,301,733	8,734,982	6.92	140,442,985	8,986,712	6.40
Foreign Currency	85,863,983	3,176,056	3.70	92,356,198	2,812,666	3.05	106,486,422	2,863,694	2.69
Total	183,227,863	12,381,664	6.76	218,657,931	11,547,648	5.28	246,929,407	11,850,406	4.80

(1)
Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans became internal overdue loans. Accrued interest is included.

Content
Average Statements of Financial Position

Liabilities and Equity, Interest Paid and Average Interest Rates (1)

	2019			2020			2021
LIABILITIES	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate	Average Balance	Interest Paid	Nominal Avg. Rate

Interest-bearing liabilities:
Savings deposits
Soles (1)	18,086,800	107,467	0.59%	24,980,192	146,089	0.58%	30,138,029	173,193	0.57%
Foreign Currency (1)	15,263,456	69,312	0.45	17,761,179	76,798	0.43	22,670,476	93,930	0.41
Total	33,350,256	176,779	0.53	42,741,371	222,887	0.52	52,808,505	267,123	0.51
Time deposits
Soles (1)	21,700,375	870,034	4.01	20,014,910	610,238	3.05	17,277,160	328,679	1.90
Foreign Currency (1)	19,317,889	436,061	2.26	19,931,021	394,083	1.98	19,857,929	355,248	1.79
Total	41,018,264	1,306,095	3.18	39,945,931	1,004,321	2.51	37,135,089	683,927	1.84
Due to banks and correspondents
Soles	3,491,145	210,876	6.04	4,110,388	227,246	5.53	4,230,960	228,427	5.40
Foreign Currency	4,675,523	163,879	3.51	3,914,547	108,291	2.77	2,460,979	44,438	1.81
Total	8,166,668	374,755	4.59	8,024,935	335,537	4.18	6,691,939	272,865	4.08
Bonds
Soles	3,676,399	229,542	6.24	3,741,617	203,617	5.44	3,468,936	177,481	5.12
Foreign Currency	11,849,698	670,630	5.66	12,360,656	680,296	5.50	13,662,502	623,320	4.56
Total	15,526,097	900,172	5.80	16,102,273	883,913	5.49	17,131,438	800,801	4.67
Payables from repurchase agreements
Soles	5,817,107	174,760	3.00	18,007,100	204,409	1.14	22,800,403	155,808	0.68
Foreign Currency	3,110,816	104,684	3.37	2,309,341	46,947	2.03	2,312,115	28,384	1.23
Total	8,927,923	279,444	3.13	20,316,441	251,356	1.24	25,112,518	184,192	0.73
Total interest-bearing liabilities
Soles	52,771,826	1,592,679	3.02	70,854,207	1,391,599	1.96	77,915,488	1,063,588	1.37
Foreign Currency	54,217,382	1,444,566	2.66	56,276,744	1,306,415	2.32	60,964,001	1,145,320	1.88
Total	106,989,208	3,037,245	2.84	127,130,951	2,698,014	2.12	138,879,489	2,208,908	1.59
Non-interest-bearing liabilities and equity:
Demand deposits 2)
Soles (1)	13,784,465	57,963	0.42	23,333,665	78,880	0.34	27,352,388	66,943	0.24%
Foreign Currency (1)	18,608,112	69,701	0.37	23,382,041	65,381	0.28	32,632,889	61,222	0.19
Total	32,392,577	127,664	0.39	46,715,706	144,261	0.31	59,985,277	128,165	0.21
Other liabilities, derivatives and other interest expenses
Soles	10,523,703	34,905		10,115,435	34,788		10,607,850	26,107
Foreign Currency	7,658,275	90,099		10,033,400	99,244		11,740,807	125,246
Total	18,181,978	125,004		20,148,835	134,032		22,348,657	151,353
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	25,211,482			24,168,217			25,207,194
Total	25,211,482			24,168,217			25,207,194
Non-controlling interest
Soles
Foreign Currency	452,618			494,222			508,790
Total	452,618			494,222			508,790
Total non-interest-bearing liabilities and equity
Soles	24,308,168	92,868		33,449,100	113,668		37,960,238	93,050
Foreign Currency	51,930,487	159,800		58,077,880	164,625		70,089,680	186,468
Total	76,238,655	252,668		91,526,980	278,293		108,049,918	279,518
Total average liabilities and equity
Soles	77,079,994	1,685,547	2.19	104,303,307	1,505,267	1.44	115,875,726	1,156,638	1.00
Foreign Currency	106,147,869	1,604,366	1.51	114,354,624	1,471,039	1.29	131,053,681	1,331,788	1.02
Total	183,227,863	3,289,913	1.80	218,657,931	2,976,306	1.36	246,929,407	2,488,426	1.01

(1)	Includes the amount paid - for the deposit insurance fund.
(2)
Our policy does not consider the payment of interests for demand deposits; however, in exceptional circumstances the group pays interest on certain demand deposits of corporate clients that exceed certain amounts. These payments are not considered material.

Content
7.1.1 Changes in net interest, similar income, and expense: volume and rate analysis

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

	2020/2019			2021/2020
	Increase/(Decrease) due to changes in:			Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Soles)
Interest and similar income:
Interest-earning deposits in BCRP
Soles	55,881	(50,308)	5,573	4,516	16,438	20,954
Foreign Currency	39,627	(246,056)	(206,429)	1,755	(41,370)	(39,615)
Total	95,508	(296,364)	(200,856)	6,271	(24,932)	(18,661)
Deposits in other banks
Soles	688	(9,965)	(9,277)	(643)	(1,541)	(2,184)
Foreign Currency	2,203	(37,970)	(35,767)	5,366	(9,697)	(4,331)
Total	2,891	(47,935)	(45,044)	4,723	(11,238)	(6,515)
Investment securities
Soles	257,498	(200,246)	57,252	144,351	(38,229)	106,122
Foreign Currency	82,530	(79,060)	3,470	135,349	(86,842)	48,507
Total	340,028	(279,306)	60,722	279,700	(125,071)	154,629
Total loans (1)
Soles	1,814,928	(2,341,887)	(526,959)	930,389	(837,030)	93,359
Foreign Currency	111,711	(221,437)	(109,726)	94,352	(44,865)	49,487
Total	1,926,639	(2,563,324)	(636,685)	1,024,741	(881,895)	142,846
Total dividend-earning assets
Soles	(1,260)	393	(867)	(5,237)	20,908	15,671
Foreign Currency	22,491	(21,280)	1,211	(20,707)	20,070	(637)
Total	21,231	(20,887)	344	(25,944)	40,978	15,034
Total interest-earning assets
Soles	2,422,338	(2,896,616)	(474,278)	1,113,434	(879,512)	233,922
Foreign Currency	356,870	(704,111)	(347,241)	343,775	(290,364)	53,411
Total	2,779,208	(3,600,727)	(821,519)	1,457,209	(1,169,876)	287,333
Interest and similar expense:
Demand deposits
Soles	36,218	(15,300)	20,918	11,710	(23,648)	(11,938)
Foreign Currency	15,615	(19,936)	(4,321)	21,611	(25,770)	(4,159)
Total	51,833	(35,236)	16,597	33,321	(49,418)	(16,097)
Savings deposits
Soles	40,636	(2,014)	38,622	29,902	(2,798)	27,104
Foreign Currency	11,071	(3,585)	7,486	20,784	(3,652)	17,132
Total	51,707	(5,599)	46,108	50,686	(6,450)	44,236
Time deposits
Soles	(59,482)	(200,314)	(259,796)	(67,777)	(213,782)	(281,559)
Foreign Currency	12,982	(54,960)	(41,978)	(1,376)	(37,459)	(38,835)
Total	(46,500)	(255,274)	(301,774)	(69,153)	(251,241)	(320,394)
Due to banks and correspondents and issued bonds
Soles	35,820	(19,450)	16,370	6,588	(5,407)	1,181
Foreign Currency	(23,862)	(31,726)	(55,588)	(33,229)	(30,624)	(63,853)
Total	11,958	(51,176)	(39,218)	(26,641)	(36,031)	(62,672)
Bonds
Soles	3,811	(29,736)	(25,925)	(14,395)	(11,741)	(26,136)
Foreign Currency	28,520	(18,854)	9,666	65,522	(122,498)	(56,976)
Total	32,331	(48,590)	(16,259)	51,127	(134,239)	(83,112)
Payables from repurchase agreements
Soles	252,296	(222,647)	29,649	43,583	(92,184)	(48,601)
Foreign Currency	(21,632)	(36,105)	(57,737)	45	(18,608)	(18,563)
Total	230,664	(258,752)	(28,088)	43,628	(110,792)	(67,164)
Total interest-bearing liabilities
Soles	450,439	(651,519)	(201,080)	117,538	(445,549)	(328,011)
Foreign Currency	51,338	(189,489)	(138,151)	98,435	(259,529)	(161,094)
Total	501,777	(841,008)	(339,231)	215,973	(705,078)	(489,105)
(1) Figures for total loans include internal overdue loans, but do not include accrued but unpaid interest on such internal overdue loans in the year in which such loans internal overdue loans. Accrued interest is included.

Content
7.1.2 Average interest-earning assets, net interest margin (NIM), and yield spread

The following table shows for each of the periods indicated, by currency, the levels of average interest-earning assets, net interest income, gross yield, NIM, and yield spread, all on a nominal basis:

	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles, except percentages)
Average interest-earning assets (1)
Soles	91,609,744	119,628,338	135,695,800
Foreign Currency	77,193,143	86,980,761	98,213,513
Total	168,802,887	206,609,099	233,909,313
Net interest income from interest-earning assets
Soles	7,583,616	7,310,418	7,872,351
Foreign Currency	1,701,072	1,491,982	1,706,488
Total (2)	9,284,688	8,802,400	9,578,839
Gross yield (3)
Soles	10.02%	7.27%	6.59%
Foreign Currency	4.08%	3.22%	2.90%
Weighted-average rate	7.30%	5.57%	5.04%
NIM (4)
Soles	8.28%	6.11%	5.80%
Foreign Currency	2.20%	1.72%	1.74%
Weighted-average rate	5.50%	4.26%	4.10%
Yield spread (5)
Soles	7.00%	5.31%	5.22%
Foreign Currency	1.41%	0.90%	1.02%
Weighted-average rate	4.46%	3.44%	3.45%

(1)	Monthly average balances.
(2)
Net interest income includes the interest earned on total interest-earning assets and interest paid on total interest-bearing liabilities, as shown in section “7.1 Average statements of financial position and income from interest-earning assets”.

(3)	Gross yield is interest income divided by average interest-earning assets.
(4)	NIM represents “Net interest income from interest-earning assets” divided by “Average interest-earning assets”, both computed on a monthly basis.
(5)	Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

Content
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

	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles)
Sol-denominated:
BCRP	668,760	6,980,064	2,500,242
Commercial banks	311,099	436,218	280,009
Total Sol-denominated	979,859	7,416,282	2,780,251
Foreign Currency-denominated:
BCRP (US Dollars)	17,698,891	19,023,351	22,679,713
Commercial banks (US Dollars)	1,038,176	1,838,676	6,700,668
Commercial banks (other currencies)	92,480	298,073	234,776
Total Foreign Currency-denominated	18,829,547	21,160,100	29,615,157
Total	19,809,406	28,576,382	32,395,408

7.2 Investment portfolio

As of December 31, 2019, 2020 and 2021, the Group classified each of its investments in one of the categories defined by IFRS 9 based on the business model for managing the financial assets and the characteristics of the contractual cash flows of the investment.

For information about how we classify, and measure of investments refer to Note 3(f) (Significant Accounting Policies: Financial Instruments: Initial recognition and subsequent measurement) to the consolidated financial statements.

The following table shows, for 2019, 2020 and 2021, the fair value of our investments at fair value through profit or loss, investments at fair value through other comprehensive income and the amortized cost of our investments at amortized cost under IFRS 9, in each case, without accrued interest and broken down by type of security at the dates indicated.

Content
	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	8,893,831	15,861,567	14,610,773
Certificates of deposit BCRP	8,665,272	15,364,282	8,337,432
Corporate bonds	3,287,587	5,353,190	5,235,958
Securitization instruments	-	-	398,089
Subordinated bonds	117,522	155,426	121,442
Negotiable Certificates of Deposit	-	-	6,755
Equity securities	561,253	484,417	358,450
Restricted mutual funds	460,086	436,770	365,774
Other investments of equity	-	-	144,886
Other investments of debt	697,804	796,149	165,350
Total Sol-denominated	22,683,355	38,451,801	29,744,909
Foreign currency- denominated:
Government treasury bonds	2,379,653	2,697,579	3,325,653
Certificates of deposit BCRP	-	1,872,875	1,111,142
Corporate bonds	5,711,238	8,231,914	10,072,583
Securitization instruments	-	-	324,868
Subordinated bonds	126,719	159,318	295,182
Negotiable Certificates of Deposit	-	-	627,106
Equity securities	101,031	307,482	110,105
Participation in RAL Funds	300,398	278,819	323,139
Restricted mutual funds	-	111	180
Other investments of equity	-	-	2,243,315
Other investments of debt	1,892,142	2,646,285	195,636
Total foreign currency- denominated	10,511,181	16,194,383	18,628,909
Total securities holdings (1)	33,194,536	54,646,184	48,373,818

(1)
Excludes accrued interest, which amounts to S/336.3 million, S/528.3 million and S/578.7 million as of December 31, 2019, 2020 and 2021, respectively. Also excludes provision for credit losses on investment at amortized cost.

The allowance for decline in value of marketable securities is debited from the value of each individual security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 3.8% in 2019, 3.2% in 2020 and 3.1% in 2021. The weighted-average yield on our foreign currency-denominated portfolio was 3.6% in 2019, 2.7% in 2020 and 2.2% in 2021. The total weighted-average yield of our investment securities was 3.8% in 2019, 3.1 in 2020 and 2.8% in 2021.

Content
The weighted-average yield on our Sol-denominated dividend-earning assets was 1.6% in 2019, 1.7% in 2020 and 6.6% in 2021. The weighted-average yield on our foreign currency-denominated portfolio was 16.1% in 2019, 5.7% in 2020 and 15.3% in 2021. The total weighted-average yield of our dividend-earning assets was 3.8% in 2019, 3.2% in 2020 and 8.7% in 2021.

As of December 31, 2021, the investments at fair value through other comprehensive income and investments at amortized cost pledged as collateral amounted to S/4,172.4 million. The following table shows the maturities, as of December 31, 2021, of our investments at fair value through other comprehensive income and at amortized cost designated by type of security:

Content
Investments at fair value with changes in other comprehensive income

	Without maturity	Within 1 year	Weighted average yield	After 1 year but within 3 years	Weighted average yield	Maturing after 3 years but within 5 years	Weighted average yield	Maturing after 5 years but within 10 years	Weighted average yield	After 10 years	Weighted average yield	Total
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	-	-	-	1,201,736	4.21%	965,548	4.72%	2,152,458	5.43%	2,662,915	6.33%	6,982,657
Certificates of deposit BCRP	-	8,087,110	2.57%	250,322	3.36%	-	-	-	-	-	-	8,337,432
Corporate bonds	-	1,395,644	3.60%	809,983	4.72%	569,452	5.61%	1,256,765	7.00%	1,174,565	7.59%	5,206,409
Securitization instruments	-	-	-	-	-	32,270	8.44%	43,394	7.23%	322,425	11.61%	398,089
Negotiable Certificates of Deposit	-	6,755	3.88%	-	-	-	-	-	-	-	-	6,755
Subordinated bonds	-	17,654	2.24%	16,799	2.87%	56,233	5.55%	30,145	7.36%	-	-	120,831
Other investments of debt	-	-	-	31,527	1.77%	-	-	31,775	4.17%	7,656	7.99%	70,958
Equity securities	357,754	-	-	-	-	-	-	-	-	-	-	357,754
Total Sol-denominated	357,754	9,507,163		2,310,367		1,623,503		3,514,537		4,167,561		21,480,885

Foreign Currency-denominated:
Government treasury bonds	-	1,408,848	0.11%	103,122	0.66%	195,233	1,8%	155,842	2.31%	392,697	4.44%	2,255,742
Corporate bonds	-	664,095	1.50%	2,017,237	7.84%	2,106,741	1.77%	2,258,960	5.60%	2,461,979	3.68%	9,509,012
Securitization instruments	-	6,272	4.23%	62,778	4.49%	10,592	4.33%	55,423	2.17%	188,235	8.15%	323,300
Negotiable Certificates of Deposit	-	196,710	3.51%	250,761	5.98%	145,552	3.65%	21,095	4.15%	3,638	2.58%	617,756
Subordinated bonds	-	-	-	29,823	1.51%	22,338	3.59%	23,305	3.32%	22,982	3.45%	98,448
Other investments of debt	-	17,836	3.62%	30,141	4.42%	7,317	5.02%	-	-	-	-	55,294
Equity securities	20,074	-	-	-	-	-	-	-	-	-	-	20,074
Total Foreign Currency-denominated	20,074	2,293,761		2,493,862		2,487,773		2,514,625		3,069,531		12,879,626
Total securities holdings:	377,828	11,800,924		4,804,229		4,111,276		6,029,162		7,237,092		34,360,511

(1)	Yields on non-taxable investment securities have not been calculated on a tax-equivalent basis because the effect of such calculation would not be material.
(2)
The average-weighted yields have been calculated by obtaining the weighted average of the yields for each type of investment, to maturity, taking into account the currency and using a constant effective interest rate.

Content
Investments held to maturity

	Without maturity	Within 1 year	Weighted average yield	After 1 year but within 3 years	Weighted average yield	Maturing after 3 years but within 5 years	Weighted average yield	Maturing after 5 years but within 10 years	Weighted average yield	After 10 years	Weighted average yield	Total
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	-	-	-	1,386,732	4.21%	451,903	4.72%	2,988,410	5.55%	2,611,319	6.56%	7,438,364
Total Sol-denominated	-	-	-	1,386,732		451,903		2,988,410		2,611,319		7,438,364
Foreign Currency-denominated:
Government treasury bonds	-	74,121	1.56%	-	-	-	-	-	-	-	-	74,121
Corporate bonds	-	217,575	1.79%	202,688	1.58%	-	-	-	-	-	-	420,263
Subordinated bonds	-	55,837	2.28%	12,359	2.52%	-	-	18,667	4.14%	-	-	86,863
Other investments of debt	-	27,477	2.54%	39,561	3.16%	7,460	4.11%	-	-	-	-	74,498
Total Foreign Currency-denominated	-	375,010		254,608		7,460		18,667		-		655,745
Total securities holdings:	-	375,010		1,641,340		459,363		3,007,077		2,611,319		8,094,109

(1)	Yields on non-taxable investment securities have not been calculated on a tax-equivalent basis because the effect of such calculation would not be material.
(2)
The average-weighted yields have been calculated by obtaining the weighted average of the yields for each type of investment, to maturity, taking into account the currency and using a constant effective interest rate.

Content
The maturities of our investment securities classified as fair value through other comprehensive income, as of December 31, 2021, are described in “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT”.

As of December 31, 2019, 2020 and 2021, the Group held in investments at fair value with changes in other comprehensive income 87,530, 153,760 and 80,541 certificates of deposit of the BCRP, respectively. These certificates of deposit are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

Pursuant to the criteria described below, our management has determined that the unrealized losses of our investments at fair value through other comprehensive income, as of December 31, 2019, 2020 and 2021, amounted to S/21.7 million, S/94.4 million and S/999.0 million, respectively, were temporary, and we intend to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

As of December 31, 2019, 2020 and 2021, for debt instruments measured at amortized cost or fair value through other comprehensive income, the management establishes a three-stage expected credit loss model, based on whether there has been a significant increase in the credit risk of the financial asset since its initial recognition. These three stages determine the amount of expected credit loss (ECL) to be recognized at each reporting date.

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

7.3 Loan portfolio

Except where otherwise specified, references to loans in this section 7.3 are to our direct loans. Our direct loans are distinct from our indirect loans (which are discussed in Note 21(a) of our consolidated financial statements) and our due from customers on banker’s acceptances (which are discussed in Note 3(r) of our consolidated financial statements),

Content
7.3.1 Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles)
Loans (1)	99,960,555	120,842,725	126,247,209
Leasing receivables	5,978,421	5,775,917	6,446,450
Discounted notes	2,200,142	1,483,723	2,718,321
Factoring receivables	2,015,513	2,153,689	3,572,697
Advances and overdrafts in current account	162,149	52,807	69,238
Refinanced and restructured loans	1,186,292	1,669,395	1,800,465
Total performing loans	111,503,072	131,978,256	140,854,380
Internal overdue loans	3,304,886	4,685,569	5,562,439
Unearned interest	(68,689)	(201,429)	(99,669)
Accrued interest	870,410	1,197,489	1,280,262
Total loans (2)	115,609,679	137,659,885	147,597,412

(1)	The credit card loans balance amounts to S/8,479.4 million, S/5,629.2 million and S/5,626.0 million for the years 2019, 2020 and 2021, respectively.
(2)
“Total loans” refers to “loans, net of unearned income” as disclosed in our consolidated financial statement, which refers to direct loans minus unearned interest plus accrued interest. See Note 7 to the consolidated financial statements. In addition to loans outstanding, we had off-balance-sheet items that amounted to S/21,081.0 million, S/20,973.8 million, and S/22,914.3 million, as of December 31, 2019, 2020 and 2021 respectively. See Note 21 to the consolidated financial statements.

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

Content
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

7.3.2 Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	As of December 31,
	2019		2020		2021
	(in thousands of Soles, except percentages)

	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Mortgage Loans	19,675,821	17.02	20,568,378	14.94	21,831,460	14.79
Commerce	19,344,169	16.73	26,440,537	19.21	28,675,217	19.43
Manufacturing	17,397,443	15.05	20,204,843	14.68	23,450,465	15.89
Consumer Loans	15,281,239	13.22	14,205,774	10.32	16,014,227	10.85
Realty Business and Leasing Services	9,145,997	7.91	12,648,755	9.19	12,019,162	8.14
Communication, Storage and Transportation	6,263,029	5.42	8,047,222	5.85	7,717,777	5.23
Community Services	5,868,022	5.08	7,897,438	5.74	8,014,016	5.43
Agriculture	3,549,298	3.07	4,330,378	3.15	4,864,701	3.30
Construction	2,797,020	2.42	4,066,692	2.95	4,099,452	2.78
Electricity, Gas and Water	3,314,968	2.87	3,742,212	2.72	4,637,316	3.14
Mining	3,379,787	2.92	3,702,900	2.69	4,774,821	3.24
Hotels and Restaurants	2,387,737	2.07	3,077,985	2.24	3,039,811	2.06
Financial Services	2,881,599	2.49	2,891,472	2.10	1,395,138	0.95
Education, Health and Other Services	1,501,122	1.30	1,855,636	1.35	1,962,405	1.33
Fishing	477,736	0.41	677,858	0.49	640,932	0.43
Others	1,542,971	1.33	2,305,745	1.66	3,279,919	2.21
Sub total	114,807,958	99.31	136,663,825	99.28	146,416,819	99.20
Unearned interest	(68,689)	(0.06)	(201,429)	(0.15)	(99,669)	(0.07)
Earned interest	870,410	0.75	1,197,489	0.87	1,280,262	0.87
Total	115,609,679	100.00	137,659,885	100.00	147,597,412	100.00

Content
As of December 31, 2021, 89.57% and 6.50% of the loan portfolio was concentrated in Peru and Bolivia, respectively, which represent, separately, more than 54.00% and 3.92% of total assets of the Group, respectively. As of December 31, 2020, 91.00% and 6.31% of the loan portfolio was concentrated in Peru and Bolivia, respectively.

7.3.3 Concentrations of loan portfolio and lending limits

As of December 31, 2021, loans and other off-balance-sheet exposure to our 20 largest customers (considered as economic groups) equaled S/20,562.2 million and represented 13.93% of our total loan portfolio. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/604.3 million to S/1,947.3 million, including 11 customers with over S/830.5 million. Total loans and other off-balance-sheet exposure outstanding to our 20 largest customers were ranked in the following risk categories as of December 31, 2021: Class A (normal)—95.56%; Class B (potential problems)—0.43%; Class C (substandard)—3.33%; Class D (doubtful)—0.00% percent; and Class E (loss)—0.68%. For further information, see “– 7.3 Loan Portfolio – 7.3.7 Classification of the Loan Portfolio”.

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

Content
Loans to non-Peruvian individuals or companies that are not financial institutions have a limit of 5% of BCP Stand-alone’s regulatory capital. However, this limit increases to 10% if the additional 5% is guaranteed by a mortgage or certain publicly traded securities. The limit rises to 30% if the additional amount is guaranteed by certain banks or by cash deposits in BCP Stand-alone. Lending on an unsecured basis to individuals or companies residing in Peru that are not financial institutions is limited to 10% of BCP Stand-alone’s regulatory capital. This limit rises to 15% if the additional 5% is guaranteed by a mortgage, certain securities, equipment or other collateral, and to 20% if the additional amount is either backed by certain debt instruments guaranteed by other local banks or a foreign bank determined by the BCRP to be of prime credit quality, or by other highly liquid securities at market value. The single borrower lending limit for loans backed by a cash deposit at BCP Stand-alone or by debt obligations of the BCRP is 30% of BCP Stand-alone’s regulatory capital.

Considering the regulatory capital of BCP Stand-alone, which amounted to S/22,772.2 million on December 31, 2021, BCP Stand-alone’s legal lending limits varied from S/1,138.6 million to S/11,386.1 million. The Group’s consolidated lending limits, based on our regulatory capital on a consolidated basis of S/29,741.6 million on December 31, 2021, ranged from S/1,487.1 million to S/14,870.8 million. As of December 31, 2021, BCP Stand-alone was in compliance with the lending limits of Law No. 26702.

As of December 31, 2021, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our Board of Directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

7.3.4 Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	As of December 31,
	2019		2020		2021
	(in thousands of Soles, except percentages)
Total loan portfolio:
Sol-denominated	70,838,841	61.27%	92,956,345	67.53%	97,825,661	66.28%
Foreign Currency-denominated	44,770,838	38.73%	44,703,540	32.47%	49,771,751	33.72%
Total loans (1)	115,609,679	100.00%	137,659,885	100.00%	147,597,412	100.00%

(1)	Includes unearned interest and accrued interest

Content
7.3.5 Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2021, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2021	Within 12 months	After 1 year but within 5 years	After 5 years but within 15 years	After 15 years
	(in thousands of Soles, except percentages)
Loans	120,621,183	49,518,399	40,949,752	26,005,396	4,147,636
Credit Cards	5,626,026	4,203,346	1,422,680	-	-
Leasing receivables	6,446,450	3,740,711	2,467,219	238,520	-
Discounted notes	2,718,321	2,656,414	5,262	56,645	-
Factoring receivables	3,572,697	3,572,697	-	-	-
Refinanced loans	1,800,465	335,222	836,403	625,647	3,193
Advances and overdrafts in current account	69,238	69,238	-	-	-
Total	140,854,380	64,096,027	45,681,316	26,926,208	4,150,829
Internal overdue loans and under legal collection loans	5,562,439
Unearned interest	1,280,262
Accrued interest	(99,669)
Total Loans	147,597,412
% of total performing loan portfolio	100.00%	45.51%	32.43%	19.12%	2.94%

7.3.6 Loan portfolio by interest rate type

The following table sets forth the breakdown of our loan portfolio as of December 31, 2021 by interest rate type, currency, and remaining maturity:

Content
	Amount at December 31, 2021	Maturing After 1 year
	(in thousands of Soles)
Variable Rate
Sol-denominated	74,790	2,856,580
Loans	74,790	58,751
Internal overdue loans and under legal collection loans	-	2,797,829
Foreign Currency-denominated	3,776,569	2,995,093
Loans	3,282,261	2,652,857
Leasing receivables	458,400	-
Refinanced loans	7	6
Internal overdue loans and under legal collection loans	35,901	342,230
Total	3,851,359	5,851,673

Fixed Rate
Sol-denominated	97,769,389	52,055,423
Loans	82,010,175	48,449,137
Leasing receivables	2,081,331	1,272,999
Credit cards	4,798,280	1,185,431
Factoring receivables	1,262,132	-
Discounted notes	1,059,405	3
Advances and overdrafts in current account	40,058	-
Refinanced loans	1,451,316	805,816
Internal overdue loans and under legal collection loans	5,066,692	342,037
Foreign Currency-denominated	44,796,071	18,851,257
Loans	35,253,957	16,812,792
Leasing receivables	3,906,719	1,442,611
Credit cards	827,746	237,256
Factoring receivables	2,310,565	-
Discounted notes	1,658,916	6617
Advances and overdrafts in current account	29,180	153
Refinanced loans	349,142	265,153
Internal overdue loans and under legal collection loans	459,846	86,675
Total	142,565,460	70,906,680

Sub total	146,416,819	76,758,353
Unearned interest	(99,669)
Accrued interest	1,280,262
Total loans	147,597,412

7.3.7 Classification of the loan portfolio

We classify Credicorp’s loan portfolio in accordance with internal practices. According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are:

(1)	Commercial loans, which generally finance the production and sale of goods and services, including commercial leases, as well as credit card debt on cards held by business entities.
(2)
Microbusiness loans, which are exclusively targeted for the production and sale of goods and services, are made to individuals or companies with no more than S/300,000 in total loans received from the financial system (excluding mortgage loans).

(3)
Consumer loans, which are generally granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services not related to a business activity.

(4)
Residential mortgage loans, which are all the loans granted to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to Directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans are considered commercial loans. The classification of the loan determines the amount to reserve should the borrower fail to make payments as they become due.

Content
The following table sets forth our loan portfolio by class at the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles)
Commercial loans	63,097,073	79,899,769	87,006,950
Residential mortgage loans	19,675,821	20,568,378	21,831,460
Microbusiness loans	16,753,825	21,989,904	21,582,601
Consumer loans	15,281,239	14,205,774	15,995,808
Total	114,807,958	136,663,825	146,416,819
Accrued interest	870,410	1,197,489	1,280,262
Unearned interest	(68,689)	(201,429)	(99,669)
Total loans	115,609,679	137,659,885	147,597,412

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

Content
In accordance with IFRS7, we classify our loan portfolio, according to its credit risk quality, in one of the three following levels:

•	Loans neither past due nor impaired: this level comprises those direct loans which are zero days past due and which are not in default.
•	Past due but unimpaired loans: this level comprises those direct loans for which debtors have failed to make a payment on the contractually agreed due date but are not in default.
•	Impaired loans: this level comprises all the direct loans in default.

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

The following tables show our direct loan portfolio at the dates indicated:

	As of December 31, 2021
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	110,764,795	21,522,072	-	132,286,867	90.4
Past due but not impaired	1,037,432	1,809,327	-	2,846,759	1.9
Impaired debt	-	-	11,283,193	11,283,193	7.7
Total (1)	111,802,227	23,331,399	11,283,193	146,416,819	100.0

	As of December 31, 2020
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	105,185,254	19,489,880	-	124,675,134	91.2
Past due but not impaired	841,400	1,341,067	-	2,182,467	1.6
Impaired debt	-	-	9,806,224	9,806,224	7.2
Total (1)	106,026,654	20,830,947	9,806,224	136,663,825	100

Content
	As of December 31, 2019
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	99,220,798	6,923,249	-	106,144,047	92.4
Past due but not impaired	1,745,518	1,099,098	-	2,844,616	2.5
Impaired debt	-	-	5,819,295	5,819,295	5.1
Total (1)	100,966,316	8,022,347	5,819,295	114,807,958	100

(1) Without unearned interest and accrued interest. Includes internal overdue loans (overdue loans and under legal collection loans).

7.3.8 Classification of the loan portfolio based on the borrower’s payment performance

We classify a loan as internal overdue according to three criteria: (i) the number of days past-due based on the contractually agreed due date; (ii) the banking subsidiary; and (iii) the type of loan. In that sense:

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

•
Mibanco Colombia considers loans as internal overdue: (i) after 90 days for commercial loans; (ii) after 60 days for micro business loans; (iii) after 60 days for consumer loans and (iv) after 30 days for mortgage loans.

•	ASB considers loans as internal overdue when they are 1 or more days past due.
•	BCP Bolivia considers loans as internal overdue when they have 30 or more days past due.

Furthermore, with regards to refinanced loans, Credicorp’s policy categorizes a loan as “refinanced” when a debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and experience as well as IFRS.

Content
Finally, Non-performing loans are composed of internal overdue, refinanced, and restructured loans. For further detail, see Note 34.1(c) to the consolidated financial statements.

	As of December 31,
	2019	2020	2021
	(in thousands of Soles, except percentages)
Current	111,503,072	131,978,256	140,854,380
Internal overdue loans:
Overdue up to 90 days	692,161	984,630	1,353,655
Overdue 90 days or more	2,612,725	3,700,939	4,208,784
Subtotal internal overdue	3,304,886	4,685,569	5,562,439
Total	114,807,958	136,663,825	146,416,819
Accrued interest	870,410	1,197,489	1,280,262
Unearned interest	(68,689)	(201,429)	(99,669)
Total direct loans	115,609,679	137,659,885	147,597,412
Internal overdue loans amount as % of total loans (1)	2.88%	3.43%	3.80%

(1)	Without unearned interest and accrued interest. Includes overdue loans (overdue loans and under legal collection loans).

For IFRS 7 disclosure requirements on past-due loans, see Note 34.1 to the consolidated financial statements.

7.3.9 Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles)
Internal overdue loan amounts:
Loans	2,820,909	3,984,422	4,866,319
Discounted notes	46,544	53,006	22,309
Advances and overdrafts in demand deposits	36,068	38,758	53,827
Leasing transactions	66,905	176,604	207,817
Refinanced and restructured loans	334,460	432,779	412,167
Total internal overdue loans	3,304,886	4,685,569	5,562,439
Less: Allowance for loan losses (1)	(5,507,759)	(10,435,623)	(9,071,011)
Total internal overdue loans portfolio net of allowance	(2,202,873)	(5,750,054)	(3,508,572)

(1)	Includes allowance for direct and indirect credits (see section “(7) Selected Statistical Information – 7.3.11 Allowance for loan losses”).

7.3.10 Total Non-performing loans

Non-performing loans include internal overdue loans (S/5,562.4 million as of December 31, 2021), as well as current refinanced and restructured loans (S/1,800.5 million as of December 31, 2021). Therefore, Non-performing loans amounted to S/7,362.9 million. As of December 31, 2021, our delinquency ratio (internal overdue-loan ratio) was 3.77% and our Non-performing loan ratio (including internal overdue and refinanced and restructured loans) was 4.99%. As of December 31, 2020, our delinquency ratio was 3.40% and our Non-performing loan ratio was 4.62%. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (5) Financial Position – 5.1 Total Assets – Portfolio quality”. For the ratio of Non-performing loans to total loans and the ratio of allowance for loan losses to Non-performing loans (which we refer to as coverage of Non-performing loans) as of December 31, 2019, 2020 and 2021, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (4) Historical Discussion and Analysis – 4.2 Financial performance.”

Content
7.3.11 Allowance for loan losses

The following tables show the changes in our allowance for loan losses during the periods indicated. The first table corresponds to years 2019, 2020 and 2021 under IFRS 9 methodology:

	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
	(in thousands of Soles)
Allowance for loan losses at the beginning of the year	5,314,531	5,507,759	10,435,623
Credit loss of the period:
New loans and liquidation, net	396,405	(128,653)	(919,447)
Changes in PD, LGDs, EADs	1,768,419	6,208,942	2,478,398
Loans Write-offs	(1,822,919)	(1,193,770)	(2,929,332)
Loans Forgivens	(64,733)	(75,348)	(137,050)
Sale of loan portfolio	(111,312)	(23,490)	(40,833)
Exchange difference and others (1)	(90,735)	140,183	183,652
Acquisition of business	118,103	-	-
Total allowance for loan losses at the end of the year	5,507,759	10,435,623	9,071,011

(1) Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/US Dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – 7.3.7 Classification of the Loan Portfolio” and “– 7.3.8 Classification of the loan portfolio based on the borrower’s payment performance”. The balance of the allowance for loan losses as of December 31, 2019, 2020 and 2021 are included in Note 7(c) to the consolidated financial statements.

As of December 31, 2021, the allowance for loan losses was S/9,071.0 million which meant a decrease of 13.08% compared to S/10,435.6 million in 2020. The allowance for loan losses, as of December 31, 2021, included S/8,477.3 million for direct loans losses and S/593.7 million for indirect loan losses or off-balance-sheet exposure losses as compared to S/9,898.8 million and S/536.8 million, respectively, in 2020. The allowance for indirect loans is included in the “Other liabilities” caption of our consolidated statement of financial position. See Notes 7(c) and 13(a) to the consolidated financial statements. For the ratio of the allowance for loan losses to total loans as of December 31, 2019, 2020 and 2021, see “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data.”

Content
The write-off process is performed with prior approval of our board of Directors and the SBS. Potential write-offs are considered by the board of Directors on a case-by-case basis.

Provision for credit losses on loan portfolio decreased to S/1,212.2 million in 2021 from S/5,920.5 million in 2020. This decrease is primarily explained by the extraordinarily high provision made in 2020, which represented an increase from S/1,845.9 million in 2019 and reflected Credicorp’s perceptions of risk and a deterioration of Credicorp’s loan portfolio due to the impact of the COVID-19 pandemic on the financial condition of the Group’s clients.

7.3.12 Allocation of allowance for loan losses

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, microbusiness, consumer, and residential mortgage loans at the dates indicated (see also Note 7(c) to the consolidated financial statements):

	As of December 31,
	2019	2020	2021
Allowance for loan losses for:	(in thousands of Soles)
Commercial loans	1,870,047	3,616,932	3,991,453
Microbusiness	1,636,487	3,144,154	2,208,049
Consumer loans	1,464,745	2,765,113	1,896,776
Residential mortgage loans	536,480	909,424	974,733
Total	5,507,759	10,435,623	9,071,011

Credicorp’s total allowance for loan losses decreased by 13.1% from December 31, 2020 to December 31, 2021. This was mainly driven by: (i) calibrations of the internal credit risk models, both Probability of Default (PD) and Loss Given Default (LGD), which generated a decrease in Stage 1 and 2 loans that was partially offset by updates to macroeconomic models and projections; (ii) a high volume of write-offs, which generated a decrease in Stage 3, mostly due to the impairments generated by the COVID-19 pandemic, mainly in BCP Stand-alone and Mibanco.

The main methodological calibration made in the internal credit risk models during 2021 were:

•
PD models: we evaluated if the adjustments implemented during the first wave of COVID-19 and the measurement of credit risk given the subsequent aid measures implemented by the Peruvian government and the Group were still appropriate; particularly in a context where those aid measures had already expired (or were never given) and we had observed enough payment behavior.

Content
Therefore, we began again to use actual customer payment records to measure credit risk in some segments first, in Consumer loans, and then in the Mortgage and SME segments also considering the additional political uncertainty. BCP Stand-alone ended 2021 with models in which more than 90% of the retail portfolio and approximately two-thirds of the SME portfolio (without considering Reactiva Peru loans) was calibrated using historical default rates.
•
LGD models: we evaluated whether the assumptions implemented during 2020 were still adequate. Given that observed payment behavior was better than expected, we adjusted the roll rates in all segments; but we kept the assumptions on the evolution of real estate prices in the future, because we expect a less dynamic macroeconomic environment in the coming years.

7.3.13 Credit Ratios

The following table sets forth our ratio of allowance for loan losses to total loans outstanding and, for both total loans and each type of loan, net write-offs to average loans outstanding, as well as the components of these ratios, at and for the years ended December 31, 2019, 2020 and 2021.

	At and for the year ended December 31,
	2019	2020	2021
	(in thousands of Soles, except percentages)
Allowance for loan losses to total loans outstanding:	4.94%	7.91%	6.44%
Allowance for loan losses	5,507,759	10,435,623	9,071,011
Total loans outstanding	111,503,072	131,978,256	140,854,380
Total net write-offs to average loans outstanding:	1.7%	1.0%	2.2%
Total net write-offs	(1,822,919)	(1,193,770)	(2,929,332)
Average loans outstanding	106,826,676	125,100,978	136,243,721
Net write-offs to average loans outstanding:
Loans:
Average amount outstanding	87,396,531	107,303,800	118,371,601
Net write-offs	(1,242,645)	(622,502)	(1,936,112)
Net write-offs to average amount outstanding	1.4%	0.6%	1.6%
Credit cards:
Average amount outstanding	8,245,868	7,085,872	5,140,892
Net write-offs	(394,668)	(277,898)	(498,625)
Net write-offs to average amount outstanding	4.8%	3.9%	9.7%
Leasing receivables:
Average amount outstanding	6,023,461	5,960,427	6,010,948
Net write-offs	-	-	-
Net write-offs to average amount outstanding	0.0%	0.0%	0.0%
Discounted notes:
Average amount outstanding	2,014,064	1,559,482	1,999,481
Net write-offs	-	-	-
Net write-offs to average amount outstanding	0.0%	0.0%	0.0%
Factoring receivables:
Average amount outstanding	1,716,044	1,668,337	2,623,819
Net write-offs	-	-	-
Net write-offs to average amount outstanding	0.0%	0.0%	0.0%
Advances and overdrafts in current account:
Average amount outstanding	198,479	192,572	147,567
Net write-offs	-	-	-
Net write-offs to average amount outstanding	0.0%	0.0%	0.0%
Refinanced loans:
Average amount outstanding	1,232,229	1,330,488	1,949,413
Net write-offs	(185,606)	(293,370)	(494,595)
Net write-offs to average amount outstanding	15.1%	22.0%	25.4%

Content
The ratio of allowance for loan losses to total loans outstanding increased from 4.94% in 2019 to 7.91% in 2020, due to the recognition of the deterioration of the credit risk quality of Credicorp’s loan portfolio as a result of the COVID-19 pandemic from 2019 to 2020, which resulted in general increases in PD and LGD estimates that Credicorp uses to calculate the allowance for loan losses of its loan portfolio. In 2021, this ratio decreased to 6.44% due to a decrease in the allowance for loan losses resulting from PD and LGD estimates decreasing as uncertainty related to the pandemic partially dissipated. The diminished uncertainty was partially offset by higher perceived risk to the Peruvian macroeconomic outlook due to political uncertainty. The allowance for loan losses also decreased due to an elevated level of write-offs in 2021 compared to 2019 and 2020, as discussed in the following paragraph.

The ratio of net write-offs to average loans outstanding ratio decreased from 1.4% in 2019 to 0.6% in 2020 as defaults were postponed due to clients receiving government and Credicorp support to mitigate the impacts of the COVID-19 pandemic. Postponed defaults started to materialize in late 2020 and continued materializing in 2021. Consequently, net write-offs increased from S/0.62 billion in 2020 to S/1.94 billion in 2021 (compared to S/1.24 billion in 2019). Net write-offs particularly increased in 2021 at BCP Stand-alone and Mibanco Peru due to disproportionate defaults related to the pandemic by their clients.

7.4 Deposits

The following table presents the components of our deposit base at the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles)
Demand deposits:
Sol-denominated	14,882,670	27,879,297	23,765,622
Foreign currency-denominated	19,330,518	26,651,058	34,864,039
Total	34,213,188	54,530,355	58,629,661
Savings deposits:
Sol-denominated	19,599,971	29,944,969	32,409,764
Foreign currency-denominated	15,579,799	20,124,160	24,535,498
Total	35,179,770	50,069,129	56,945,262
Time deposits:
Sol-denominated	15,960,194	12,214,773	12,607,182
Foreign currency-denominated	16,893,382	15,906,321	16,060,938
Total	32,853,576	28,121,094	28,668,120
Severance indemnity deposits
Sol-denominated	5,707,854	5,512,943	2,733,699
Foreign currency-denominated	2,189,345	2,223,804	1,283,366
Total	7,897,199	7,736,747	4,017,065
Bank’s negotiable certificates
Sol-denominated	401,178	512,509	497,103
Foreign currency-denominated	779,283	690,487	830,587
Total	1,180,461	1,202,996	1,327,690
Total deposits:
Sol-denominated	56,551,867	76,064,491	72,013,370
Foreign currency-denominated	54,772,327	65,595,830	77,574,428
Total deposits and obligations without interest payable	111,324,194	141,660,321	149,587,798

Content
Our total deposits and obligations without interest payable increased 5.6% from December 31, 2020 to December 31, 2021, which is attributable to an increase in the level of total savings and demand deposits, mainly at BCP Stand-alone and Mibanco. The increase in savings and demand deposits was related to greater liquidity due to the Peruvian government’s approval of new law in 2021 that allowed clients to withdraw their severance indemnity funds and part of their funds from AFPs, as well as reducing from 55 to 50 the age to access early retirement, and the effects of exchange rates.

The following table presents the non-interest-bearing demand deposits and the interest-bearing demand deposits at the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles)
Sol-denominated:
Non-interest-bearing demand deposits	14,861,045	24,454,469	21,084,666
Interest-bearing demand deposits	21,625	3,424,828	2,680,956
Total	14,882,670	27,879,297	23,765,622
Foreign currency-denominated:
Non-interest-bearing demand deposits	18,969,121	23,168,650	30,766,541
Interest-bearing demand deposits	361,397	3,482,408	4,097,498
Total	19,330,518	26,651,058	34,864,039

Deposits are generally insured to mitigate losses to depositors in case a financial institution goes bankrupt; the insured value of any particular deposit will vary depending on the country where the bank is located. As of December 31, 2021, deposits in Peru are insured by the Fondo de Seguro de Depósitos (Deposit Insurance Fund) up to a maximum of S/115,637 (US$29,004) per depositor; in Colombia, they are insured by “Financial Institutions Guarantee Fund” (Fogafín by its Spanish acronym) up to a maximum of S/49,050 (US$12,302) per depositor; in Bolivia, they are insured by ASFI up to a maximum of S/55,509 (US$13,922) per depositor; in Panama, deposits are not insured. As of December 31, 2019, 2020 and 2021 the uninsured deposits held by the group, that were estimated based on the same methodologies and assumptions used for the regulatory reporting requirements, are S/76,764,733; S/97,797,275 and S/101,616,083, respectively.

Content
Below are the estimated uninsured time deposits as of December 31, 2021:

As of December 31, 2021
(in thousands of Soles)

Time deposits:
Maturing within 60 days	11,933,512
Maturing after 61 but within 90 days	1,501,005
Maturing after 91 but within 180 days	3,451,288
Maturing after 181 but within 360 days	3,429,739
Maturing after 361 days	5,684,916
Total time deposits	26,000,460

4. C	Organizational structure

(1)	Credicorp

The following tables show our organizational structure and the organization of our main subsidiaries as of December 31, 2021, indicating in each case its country of incorporation:

(1)	Grupo Credito holds 33.66%.
(2)	Credicorp Capital Holding Peru S.A. holds 85.07% of Credicorp Capital Peru S.A.A., and Credicorp Capital Ltd holds an additional 12.795% of Credicorp Capital Peru S.A.A.
(3)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity; Inversiones Credicorp Bolivia S.A. holds 51.95%.
(4)	Pacifico Compañia de Seguros y Reaseguros S.A. controls the entity; Inversiones Credicorp Bolivia S.A. holds 51.87%.

Content
(i)	BCP

(1)	Grupo Credito holds 4.99%.
(2)	Grupo Credito holds 49.61%. In addition, this entity is in the process of liquidation.

BCP’s principal subsidiaries as of December 31, 2021 are as follows:

(i)
Mibanco, Banco de la Microempresa S.A., is a limited liability company that was chartered in Peru in March 1998. As of the end of December 2018, BCP Stand-alone owns 94.93% of this entity’s shares, and Grupo Credito owns 4.99%.

(ii)
Solucion Empresa Administradora Hipotecaria S.A. (SEAH) is a company that specializes in offering mortgage loans. It was initially chartered as a financial company in Peru in 1979. After several modifications to the company’s structure, it became a mortgage loan company in 2010. BCP owns 100% of its shares. On September 1, 2017, SEAH absorbed Edyficar Peru, of which BCP had held 99.95%, before the merger.

(iii)
BCP Emisiones Latam 1 S.A. is a special purpose company domiciled in Santiago, Chile. It was chartered in January 2009 and its sole purpose is to invest in all types of real estate securities and debt securities, which are financed through bond issuances in Chile. At the end of November 2015, this company absorbed Inversiones BCP SA. The company is currently in liquidation process.

4. D	Property, plants, and equipment

As of December 31, 2021, we owned 308 properties (291 in Peru, 12 in Bolivia, 4 in Colombia and 1 in Chile) and leased 734 properties (530 in Peru, 67 in Bolivia ,130 in Colombia, 4 in Chile, 2 in Panama and 1 in the United States), which we use for the operation of our branch network and our business. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 2021, we had 715 bank branches, of which 359 were BCP Stand-alone branches, 51 were BCP Bolivia branches and 305 were Mibanco branches in Peru.

There are no significant encumbrances on any of our properties and addition, both, owned and leased properties, have multi-risk property insurance. The respective policy is renewed annually and covers our properties against the risks of fire, natural disasters, and socio-political risks among others.

Content
During the year 2021, the principal disbursement was related mainly to the remodeling of its headquarters in La Molina, San Pedro and Lima offices. For more details on the balance of properties, plants and equipment in progress, see Note 10 to the consolidated financial statements.

For further detail about the possible impact of IFRS 16, please refer to Note 3 Significant accounting policies - ad) International Financial Reporting Standards issued but not yet effective – (i) IFRS 16, “Leases”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A	Operating results

(1) Management Discussion and Analysis

a) General Economic Conditions

In 2021, the global economy experienced an extraordinary rebound after one of the most difficult health and economic crises as a result of the COVID-19 pandemic. In Peru, the economy started to reactivate after due to the relaxation of social distancing measures. In 2021, Peruvian GDP expanded by 13.3%, reflecting a favorable international economic environment and an uptick in several economic indicators for the local economy, such as consumption, employment, debit, and credit cards transactions, among others.

After maintaining an expansive economic policy and stimulating the economy through several mechanisms, the BCRP started a contractionary economic policy to curb inflation. In 2021, core inflation (excluding food and energy) was 6.4%, with inflation registering above the target of 3% since June 2021. The BCRP has rose the reference rate and set it at 4.50% in April 2022. With these measures, the BCRP expect to return to inflations target levels.

b) Credicorp 2021 Financial Performance

In 2021, Credicorp generated S/3,584.6 million of net profit attributable to its equity holders and net basic earnings per common share attributable to its equity holders of S/45.09, as compared with S/346.9 million of net profit attributable to its equity holders and net basic earnings per common share attributable to its equity holders of S/4.37 in 2020. This translates to a return on average assets (ROAA) of 1.49% and a return on average equity (ROAE) of 13.94% in 2021, up from 0.16% and 1.36%, respectively, in 2020.

Content
As of December 31, 2021, loans, net of unearned income, totaled S/147,597.4 million, representing an increase of 7.2% compared to S/137,659.9 million as of December 31,2020. This growth was driven by Wholesale Banking, SME-Pyme, and Mibanco, all of which benefited from economic reactivation after the government started loosening pandemic restrictions while the sanitary situation improved. Total deposits grew to S/150,340.9 million as of December 31, 2021, up S/7,975.4 million from S/142,365.5 million as of December 31, 2020, which was primarily driven by a 13.7% increase in saving deposits, from S/50,069.1 million as of December 31, 2020 to S/56,945.3 million as of December 31, 2021. The increase in saving deposits was primarily due to more liquidity in the system as a consequence of Pension and Severance Indemnity funds were released.

In 2021, net interest income was S/9,362.0 million, up from S/8,571.3 million, or 9.2%, with respect to 2020. This increase was fueled by growth in structural loans and a reduction in the funding cost. The latter was attributable to growth in low-cost deposits and a decrease in market rates. In this context, NIM was situated at 4.10%, 20 basis points below the figure reported in 2020, in line with the decrease in interest rates.

The provisions for credit losses on loan portfolio, net of recoveries, totaled S/1,212.2 million for 2021, representing a contraction of 79.5% from S/5,920.5 million for 2020. Thus, cost of risk in 2021 was 0.82% as compared to 4.30% in 2020. Additionally, the reduction in allowance for loan losses and the expansion registered by the Non-performing loan portfolio, led to a subsequent decrease in the coverage ratio for the Non-performing loan portfolio, which was positioned at 115.3% in 2021, as compared to 156.1% in 2020.

In 2021, other income was S/4,926.9 million, representing a 11.8% increase compared to S/4,406.2 million in 2020. This was attributable to an increase in line with economic reactivation and new services in our digital channels. In this context, fee income was the component that registered the most significant impact with an increase of S/581.0 million or 19.9%.

Credicorp’s underwriting result was (S/3.7) million in 2021 representing a decline of S/361.8 million, or (101.0%), compared to S/358.1 reported in 2020. This was attributable to growth in claims in the life insurance business due to COVID-19-related mortality rates in the second wave, which was partially mitigated by an increase in both Life and P&C businesses.

The efficiency ratio in 2021 improved by 40 basis points to 45.9% (as compared to 46.3% in 2020), which was due to an increase in income, mainly at net interest income and fee income.

These results reflect the economic reactivation registered in 2021, as well as the positive effects of the higher levels of vaccination on the population.

Content
c) LoBs Highlights

Universal Banking ROAE BCP Stand-alone: 18.8% BCP Bolivia: 9.24%	Microfinance ROAE Mibanco: 11.9% Mibanco Colombia: 11.6%

• BCP Stand-alone net interest income was S/6,258.8 million in 2021, up by S/166.9 million, or 2.7%, compared to 2020.	• Mibanco net interest income was S/1,860.4 million in 2021, growing 18.4% compared to the S/1,550.1 registered in 2020.

• BCP Stand-alone cost of risk was 0.65% in 2021, 333 basis points below the registered in 2020.	• Mibanco cost of risk was 3.15% in 2021, 528 basis points below the 8.43% in 2020.

• BCP Stand-alone other income was S/3,940.4 million in 2021, up by S/1,141.8 million, or 40.8%, from 2020.	• Mibanco 2021 non-interest income was S/98.8 million, down 8.4% from the S/107.9 million from 2020.

• BCP Stand-alone efficiency ratio was 43.4% for 2021, up by 253 basis points compared to 40.9% from 2020.	• Mibanco efficiency ratio was 55.8% for 2021, down by 730 basis points compared to 63.1% from 2020.

• BCP Stand-alone CET1 ratio was 11.84% in 2021, compared to 11.40% from 2020.	• Mibanco CET1 ratio was 14.90% in 2021, below the 17.70% from 2020, after growth in the risk weighted assets due to higher structural origination.

Insurance and Pension Funds ROAE Grupo Pacifico: -5.0% Prima AFP: 22.9%	Investment Banking and Wealth Management ROAE Credicorp Capital: 8.8% Atlantic Security Bank: 11.8%

• Grupo Pacifico net earned premiums were S/2,686.5 million in 2021, up 9.2% from S/2,461.2 million in 2020.	• Credicorp Capital net income was S/56.3million, up 0.6% from S/55.9 million reported in 2020.

• Grupo Pacifico net claims were S/2,346.5 million, up 35.5% from S/1,731.9 million in 2020.	• ASB Bank Corp. net income was S/107.6million, down by 20.8% with respect to S/135,9million reported in 2020.

• Grupo Pacifico insurance underwriting result was (S/378.2) million, from S/28.5 million in 2020. • Grupo Pacifico loss ratio was 87.3% in 2021, up 1,690 basis points from 70.4% in 2020.
•      Total assets under management in the Asset Management business were S/94,438 million as of December 31, 2021, down from S/95,834 million as of December 31, 2020.
•      Total assets under management in the Wealth Management business were S/65,303 million in 2021, up from S/62,129 million in 2020.

• Prima AFP income from commission was S/378.7 million, up 7.6% from S/352.1 million in 2020.

Content
d)	2021 Events and Developments

•	On August 2, 2021, Atlantic Security Bank (Cayman Islands) and ASB Bank Corp. (Panama) finalized their merger, with the latter being the surviving entity.
•
On December 23, 2021, The Board of Directors approved to designated Ms. Patricia Lizarraga Guthertz as new member of the Risk Committee and Ms. Maria Teresa (Maite) Aranzabal Harreguy as new member of the Compensation and Nomination Committee. These appointments were part of the plan of generate greater independence in each committee.

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

Content
Under President Vizcarra’s term, political turmoil continued. On December 9, 2018, a nationwide referendum was held to address the following issues: (i) re-election of members of Peru’s congress, (ii) reforms regarding financing for political parties, (iii) a reform of the judiciary system, and (iv) return to the bicameral parliamentary system. All the reforms, excluding the latter, were approved. Moreover, President Vizcarra dissolved the congress on September 30, 2019, after it delivered two votes of no-confidence to two different cabinets during the same presidential term and called for parliamentary elections on January 26, 2020. On January 15, 2020, the Constitutional Court ruled that the dissolution of Peru’s congress was constitutional. As a result of the parliamentary elections held in January 2020, a new Peruvian congress was formed, and with a plan to carry out its functions until July 2021. After a first presidential vacancy motion failed in September 2020, in November 2020, congress presented a second presidential vacancy motion based on corruption allegations against Vizcarra’s term as a Regional Governor from 2011 to 2014. The motion succeeded, with 105 votes cast in favor. On November 10, 2020, Manuel Merino, president of Peru’s congress, assumed control of the government. This generated riots across the country, particularly among the young adult population. On November 15, 2020, President Merino resigned, amid extremely high political turmoil and uncertainty not seen in 20 years. Peru’s congress elected a new Directive Board led by Francisco Sagasti, and on November 16, 2020, Sagasti assumed the presidency for a term set to end on July 28, 2021.

In 2021, the deterioration in the political environment hardened after Pedro Castillo, of the far-left party Peru Libre won the presidential elections with 50.13% of the votes. These results entailed an important fragmentation of Congress, as 10 political parties became part of the parliament’s composition. Since July 2021, after continuous messages from the executive of greater state control of the economy, promises to expand popular loans, greater spending on social services such as education and health, a new system of universal pension plans, the expropriation of various mining and hydrocarbon operations, and a new constituent assembly, political and regulatory uncertainty became even more fragmented and risk perception increased. In this riskier environment, in September 2021 the rating agency Moody’s Investor reduced Peru’s foreign-currency long-term debt credit rating to Baa1 from A3 and changed the outlook to Stable from Negative. In October 2021, the rating agency Standard and Poor’s maintained Peru’s credit rating at A- but lowered the outlook to negative from stable.

President Castillo has appointed four prime ministers since July-2021, Guido Bellido in July 2021, Mirtha Vasquez in October 2021, Hector Valer in February 2022, and Anibal Torres in February 2022. The current minister of finance is Oscar Graham is an experienced economist from the Central Bank and has worked at the Ministry of Finance (MEF) as General Director of Financial Markets and as an advisor to the Minister. However, support for the president is around 25%, and disapproval is at 69%, according to a survey led by Ipsos in February 2022. The high disapproval of the government reduces the risk of a Constituent Assembly and a radical change in the economic regime. If this context continues, agents anticipate that it would be unlikely to see a net capital outflow like the one in 2021, which reached a historical record of around US$16.5 billion (7.3% of GDP).

Content
For further details, please refer to our previous 20-F documents under “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – (2) Political and Macroeconomic Environment” and “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our geographic location exposes us to risk related to Peruvian political, social and economic conditions.”

Macroeconomic Environment

The adoption of market-oriented macroeconomic policies since the early 1990s, and two decades of strong macroeconomic fundamental outlook for Peru’s economy and stable credit rating have allowed the country to grow at an average annual rate of 4.9% from 2001 to 2019, according to data from the BCRP. Between 2000 and 2013, the Peruvian economy, on average, outperformed the global economy primarily due to favorable metal prices and financial conditions. Nonetheless, since 2014 the Peruvian economy has been affected by several economic shocks such as decline in metal prices, contraction of public investment, El Niño Phenomenon of 2017, the Lava-Jato investigations, and political turmoil. As such, the average annual growth rate for the Peruvian economy from 2014 through 2019 stood at 3.1% and remained among the highest of the Latin American region economies.

Peruvian economic policy has been based on three pillars: trade policy, fiscal policy and monetary policy. Peru has maintained an open trade policy for more than two decades. Some examples of Peru’s open trade policy include free trade agreements with the United States in effect since 2009, with China since 2011, with Chile, Colombia and Mexico in the Pacific Alliance. In addition, after the withdrawal of the United States from the TPP, the remaining Pacific Rim countries, including Peru, entered into the Comprehensive and Progressive Agreement for the Trans-Pacific Partnership in 2018.

Before the economic shock of the COVID-19 pandemic, Peruvian policymakers maintained a conservative and prudent approach to fiscal policy and government spending, and Peru’s fiscal policy evolved since 1999 to promote sound macroeconomic fundamentals. Peru’s debt-to-GDP ratio fell from 51.1% in 1999 to 26.8% in 2019 as the government cut its spending and privatized most state-run enterprises. Peru’s fiscal position also benefited from the accumulation of surpluses most years in the period from 2004 to 2013, resources that help Peru to respond to the pandemic needs in 2020 and 2021. Since 2009, the government approved the Law of Responsibility and Fiscal Transparency that include a set of macroeconomic fiscal rules that have been evolving up to 2019. The main rules are as follows: (a) the fiscal deficit must not exceed 1% of GDP; (b) public debt cannot exceed 30% of GDP. In exceptional cases of financial volatility, and only if other fiscal rules are met, a temporal deviation of 4 percentage points of GDP is allowed; (c) non-financial spending by the government is limited by long-run real GDP growth of the economy (+/- 1%). Compliance with this rule assumes mutual compliance with the two prior fiscal rules; and (d) Current spending by the government, excluding for maintenance, cannot exceed the long-run real GDP growth of the economy (-1%). Amid the COVID-19 pandemic, fiscal rules were suspended exceptionally for the years 2020 and 2021, by Legislative Decree No.1457, which was published on April 12, 2020.

Content
Regarding Peru’s monetary policy, the BCRP obtained its independence in 1992, and officially presides over a reserve banking system. The BCRP has had an inflation target of 2.0% (+/-1%) since 2007, the lowest in Latin America, reflecting the BCRP’s commitment to price stability. The BCRP has considerable foreign reserves that closed 2021 at US$78.5billion (approximately 35% of Peru’s GDP) and as of February 11th, 2022 is US$77.5 billion). The BCRP also has other mechanisms to provide liquidity to Peru’s domestic financial system. The BCRP also sets regulations for the financial system, including pension funds, in coordination with the SBS. Finally, the currency regime in Peru does not have currency controls or barriers to capital inflows but the BCRP is an important player in the market, selling or buying US Dollars to soften volatility.

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

Content
Peru

In Peru, former president Vizcarra established a state of emergency on March 16, 2020 and ordered a general lockdown on the country. Minor exceptions were made for key sectors (specifically, food supply, health, and banking). The lockdown resulted in a contraction of economic activity of 11% from 2019 to 2020.  In response to the major public health and economic shocks from COVID-19, the MEF, the BCRP, the SBS, and Peru’s Congress offered an ample package of measures to mitigate and stimulate the economy for the equivalent of approximately 20% of GDP. The measures enacted by the MEF include tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

On the monetary policy side, the BCRP lowered its reference rate by 200 basis points to 0.25% from 2020 to July 2021, a historic minimum, and has provided liquidity for 6 to 12 months through Repo operations since March 2020.

On Government Loans Program , in particular, the government supported the business sector through two government-backed programs: (i) Reactiva Peru, a liquidity program that aimed to quickly and effectively meet the liquidity needs of companies facing the impacts of COVID-19 with government guarantee coverage levels between 80% to 98%, and (ii) The Business Support Fund (FAE-Mype) program enabled banks and microfinance entities to provide small and micro businesses loans for up to S/4.0 billion with government guarantee coverage levels between 90% and 98%.   The government also established a COVID-19 Guarantees Program in October 2020 for consumer, personal, mortgages, vehicle and SME loan rescheduling. The program enabled loan rescheduling with a government guarantee in which financial institutions lower interest rates to their clients by at least 15%. The government guarantee was partial and progressive depending on each loan segment (according to the previous client’s performance and segment, they stand between 40% and 80%).

Likewise, the SBS applied macro-prudential measures during the pandemic, which included: (i) the inapplicability of the LCR, (ii) flexibility of capital requirements for rescheduled loans and use of cyclical capital buffers, and (iii) cero generic and capital provisions for Reactiva Peru and FAE-Mype loans, this only affects the domestic accounting system and not the NIIF accounting system.    Moreover, the SBS introduced micro-prudential measures, which included, most notably, the massive loan rescheduling scheme from financial institutions to retail loans and medium-size firm loans.

During the first quarter of 2021 the government announced additional measures to support firms. In February 2021 it created the Enterprise Support Program for Small and Micro businesses (PAE-Mype, by its Spanish initials) and authorized the program for up to S/2 billion through Urgenct Decree No. 019-2021. The program is similar to FAE-Mype, but covers loans of up to S/60,000, with government guaranteed coverages between 90% and 98%, whereas the FAE-Mype covers loans for up to S/30,000. In addition, in March 2021 the government also enabled the rescheduling of Reactiva Peru and FAE-Mype loans through Urgent Decrees No. 026-2021 and 029-2021, respectively. In the case of Reactiva Peru loans, up to S/16 billion can be rescheduled should they meet specific criteria (depending on the size of the loan up to S/90,000, the criteria consider a decline of sales of 10% or 20% in the fourth quarter of 2020 compared to the same period of 2019), and the ability to grant another grace period of 12 months. The government also established a government transfer to vulnerable households in February 2021 of S/600 for each 4.2 million vulnerable households, totaling approximately S/2.5 billion.

Content
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

Peru’s Congress proposed and adopted populist measures including, but not limited to: (i) Nation Pension Fund system withdrawals for up to S/4,300 of individual contributions (later declared unconstitutional by the Constitutional Court), (ii) interest rate ceilings established by the BCRP and limits on certain fee charges by the SBS, and (iii) the following measures regarding the Private Pension Fund System. Congress also proposed measures that implied higher public spending such as: (i) the government’s payment of the debt derived from court rulings against the three levels of government, (ii) the elimination of the Administrative Contracting of Services (Contratacion Administrativa de Servicios or CAS by its Spanish initials) labor regime in the public sector (estimated cost of S/4.2 billion), (iii) the regulation of the collective negotiation at the public sector (which excluded the Ministry of Finance’s technical reports for its application), and (iv) the renegotiation of toll payments in the national roadways amid the national emergency (later declared unconstitutional by the Constitutional Court). In March 2021, the congress approved a bill that enables the Central Bank to establish interest rates ceilings for banking loan operations, as well as certain fee charge regulations. Therefore, regulatory risks after the COVID-19 crisis are important to monitor due to their potential impact on Credicorp’s businesses.

In 2021, a new law permitting withdrawals of the individual Pension Fund were approved by government and Congress. This law allows two withdrawals per person during the year, with amounts depending on the total amount of the individual fund. The average withdrawal was approximately 12 thousand soles each, and each withdrawal was paid in two parts. Congress also approved a new law permitting the extraordinary withdrawal of 100% of the severance indemnity deposits until December 31, 2021.

Since August 2021, in response to the global inflationary process due to the global pandemic responses, the Central Bank raised its policy rate in 7 increases since August, totaling 325 bps from 0.25% to 3.50% in February 2022. Throughout 2021, the BCRP made net sales of US$11,626 million (compared to net purchases of US$405 million in 2019 and US$159 million in 2020) in order to control high volatility of the foreign exchange. Moreover, Peru’s net international reserves stood at US$78.5 billion as of December 31, 2021 (compared to US$68.3 billion at the end of 2019 and US$74.7 billion at the end of 2020).

Content
At the beginning of 2021, COVID-19 cases started to increase once again, and the Ministry of Health declared the occurrence of a second wave in Peru. The government established restrictive measures based on the severity of COVID-19 indicators, including the designation of high, very high and extreme risk levels. On January 28, 2021 the government ordered a new focalized lockdown from January 31 to February 28, 2021. Since February 2021, the Government has implemented other temporary and localized lockdowns in order to mitigate COVID-19 contagion. At the same time, COVID-19 vaccine doses started to arrive to Peru in February 2021, and the vaccination process begun.

For further details, please refer to our previous 20-F documents under “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – (2) Political and Macroeconomic Environment” and “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control.”

Bolivia

In December 2020, the following was approved with respect to taxes: (i) a tax on “Fortunes,” applicable to all natural persons with assets above Bs 30 million, with a tax range between 1.4% to 2.4%, and estimated impact to 130 families; (ii) a refund of the VAT of 5% of the sales price subject to VAT (13% in Bolivia) for natural persons with average monthly income equal to or less than Bs 9,000 (US$1,300). Government measures to counteract negative effects of the pandemic implemented in 2020 remained in force in 2021. With respect to the financial system, the government renewed a deferral of bank loan payments until July 2021 (clients did not pay capital or interests since March 2020). In December 2020, the government decreed that other entities of the financial system, such as general deposit warehouses, investment fund management companies, brokerage agencies, and securitization companies, must pay an additional 25% tax on profits if their profitability exceeds 6% per year. So far, the measure has only applied to banks and financial companies. Additionally, the government approved the capitalization of 100% of the 2020 net profits obtained by banks and financial entities.

The government also approved an increase in the national minimum wage by 2.0% in 2021, as well as a bill that allowed a partial or total withdrawal of individual pension fund accounts, which according to the Ministry of Finance reached 1,070 billion Bolivianos or 0.4% of GDP.

Bolivia’s credit rating deteriorated. In March 2021, S&P affirmed the country’s B+ rating but changed its outlook to negative from stable on a rising governmental debt burden. In September 2021 Moody’s affirmed the B2 rating but changed outlook to negative due to large and recurring fiscal deficits, a declining foreign exchange reserves and large government financing needs in the next years. Finally, in October 2021 Fitch affirmed the B credit rating with outlook stable.

Content
Colombia

The COVID-19 pandemic hit Colombia while its economy was in the process of gradual recovery from a drop in oil prices. Colombia has exhibited the highest level of current account deficit in the region, while public debt has been increasing over the past years. In Colombia, the government established a state of emergency on March 12, 2020. According to the National Bureau of Statistics (DANE), the economy contracted 6.8% during 2020.

To cope with the economic shock of COVID-19, Colombia’s government gradually implemented a series of measures such as grace periods and credit restructuring for individuals and legal entities, wage subsidies, deferment of payment of corporate income taxes and household transfers. Moreover, the Central Bank cut the reference rate by 250 basis points to a new minimum of 1.75% in September 2020.

Likewise, in September 2020, the government took advantage of the low interest rates and held two global bond issuances of US$2,500.0 million (representing 0.8% of 2019 GDP), with maturities of 11 and 31 years and at historically low interest rates.

On May 2021, Fitch and S&P gave a BB+ rating for Colombia debt, losing its investment grade rating.

The Ministry of Health announced that it had signed a contract with the COVAX facilities to acquire vaccines for Colombian citizens. The vaccination process started on February 17, 2021.

In 2021, unspent resources from the emergency mitigation fund (FOME) created last year will be used to finance the extension of some transfer programs during the first half of 2021 as well as to fund the vaccination program.

Chile

Chile’s GDP grew 11.7% in 2021 (one of the fastest growth rates in Latin America and among emerging countries), rebounding significantly from its 5.8% contraction in 2020. The economic recovery has been a positive surprise to many observers; it has been attributable to unprecedented fiscal support, favorable external conditions with copper prices, its main export product, reaching all-time highs in May 2021 and one of the most successful vaccination processes within the Latam region. Likewise, Chile’s COVID-19 vaccination process continues evolving positively, and Chile leads the region in terms of population vaccinated for COVID-19; it is even one of most highly vaccinated countries in the world. In fact, during January 2022, the government started distributing 4th doses of COVID-19 vaccines. As a result, the GDP is expected to grow around 8% in 2022 according to BCCh statistics, above pre-pandemic levels.

Inflation in Chile accelerated during the second half of 2021, ending at 7.2% in 2021 according to INE, its highest rate in fourteen years and largely above the 2.0% to 4.0% target range of the BCCh. In response to this inflation, the BCCh started the process of normalizing its monetary policy in July 2021 and, since then has increased its reference rate by 500 basis points to 5.50% as of January 2022. Prices were also driven by a large depreciation the Chilean pesos against the U.S. dollars of almost 20% from December 2020 to December 2021.

Content
In politics, on May 15 and 16, 2021, Chile held a Constitutional Convention Election to select the members of the body in charge of writing its new Constitution; results showed that left-wing parties would predominate. On December 19, 2021, Chile held a runoff presidential election, in which Gabriel Boric was elected president with 56% of the votes while the conservative candidate, Jose Antonio Kast from the Republican Party, obtained 44%. In congressional elections, in the upper house, the right-wing coalition increased its participation from 44% to 50%, while in the lower chamber, it reduced its participation from 46% to 44%. However, the left-wing coalition now is even more fragmented. The new administration will have no majority in Congress and heightened uncertainty will surround the constitutional process with the exit plebiscite, where the population will vote to accept or reject the new Constitution, expected to take place in September 2022.

In this context, during the last two years, Chile’s sovereign credit rating has deteriorated. On October 15, 2020, Fitch downgraded Chile’s long-term foreign currency rating from A to A- in response primarily to a marked deterioration in fiscal accounts. And on March 24, 2021, Standard and Poor’s followed suit cutting its rating to A from A+, due to the expectation that the country’s public finances will stabilize at a structurally weaker level.

Panama

Panama was one of the Latin American countries hardest hit by the pandemic due to the importance of the services sector, which represents more than 75% of GDP, and its reliance on external demand. Its model as a regional trade, logistics and financial hub, highly integrated into the world economy, left it vulnerable to a severe global downturn. The prolonged social distancing measures also played an important role in making the 2020 recession an unprecedented one, where GDP fell 17.9%.

Panama’s economy grew 15.3% in 2021 after a historical contraction in 2020. However, the recovery has been weaker compared to other countries where Credicorp operates given the lack of fiscal space to adopt an expansionary fiscal policy and the absence of a central bank that executes its own monetary policy as it is a dollarized economy. In that sense, GDP is still 5.4% below pre pandemic levels (year 2019). Growth in 2021 has been supported by the continued global economic recovery, big infrastructure projects and the first full year of copper production of Minera Cobre Panama. This mining project has been the largest private investment project in Panama’s history (US$6.7 billion or 10.0% of 2019 GDP) and will be part of the top 15 copper production mines in the world. Copper exports have more than doubled from US$1.1 billion in 2020 to US$2.8 billion in 2021, representing 79% of total exports (in comparison to 0% in 2019).

Content
Panama faces important public debt sustainability issues and is part of the grey list of the Financial Action Task Force (FATF). Public debt as a percentage of GDP peaked in 2020 at 68% of GDP. As a result of this weakened fiscal position, Panama’s credit rating has suffered downgrades. In November 2020, Standard & Poor’s (S&P) reduced its credit rating to BBB with stable outlook and later, in August 2021, changed the outlook to negative. Additionally, in March 2021, Moody’s also lowered its credit rating by one notch to Baa2. Lastly, in February 2020, Fitch changed its outlook to negative (BBB) and a year later, in February 2021 it downgraded its credit rating to BBB- with no upgrade of the outlook, which left Panama only one notch above investment grade. As of December 2021, Panama’s public debt as a percentage of GDP was 63%, still higher than pre-pandemic levels. The outlook was changed from negative to stable in January 2022.

For further information on COVID-19’s impact on our business in the aforementioned countries, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control”.

Macroeconomic Results

In 2020, the global economy was shocked by the COVID-19 pandemic, which led to historical economic contraction, amid the effects of quarantines implemented to mitigate contagion. However, lower revenues and higher spending significantly weakened fiscal accounts, resulting in high fiscal deficits as a percentage of GDP not seen in decades and credit rating downgrades. In that context, in 2020, the Peruvian economy contracted 11%. As a result of higher fiscal expenditure, in December 2020, Fitch revised Peru’s sovereign credit rating outlook in long-term foreign currency from Stable to Negative while affirming its BBB+ rating. According to Fitch, Peru reflects a Negative Outlook due to a weakened government balance sheet and a deterioration of policy predictability, as a result of congressional populist measures in recent months. The weakening of political cohesiveness and institutions since 2016 could undermine the capacity of the next government to implement wide-ranging fiscal, political and productivity enhancing economic reforms.

In 2021, despite a highly fragmented political environment that have resulted in the increase of financial risks and negative shock in business expectations, the Peruvian economy has shown a strong resilience with rebound of 13.3% compared to 2020, helped by better international prices for commodities, the reopening of the economy, and faster vaccination process. Other factors that contributed to the rebound were: (i) high average price of copper of US$4.23 in 2021, which implied an increase of 51% compared to the average price of 2020; as well as (ii) expansionary monetary and fiscal policies.

Even though, the pandemic shock increased the Fiscal Deficit to 8.9% of GDP in 2020, Peru has been able to return to Fiscal Deficit of 2.5% of GDP in January 2022. Therefore, some of the strongest economic indicators as a percentage of 2021 GDP include Foreign Exchange Reserves (35%), Public Debt (36.1%), and Fiscal Balance (2.6%).

Content
On the external accounts side, the current account deficit stood at (2.8%) of GDP in 2021 compared to a surplus of 0.8% of GDP in 2020. In the external sector, the trade balance closed in 2021 at a historical maximum of US$14,757 million. Exports reached 28% of GDP, the highest since the 1950s. The trade balance surplus is expected to widen with the entry into operation of new copper mines that will increase production by around 20% by 2023 vs. 2019. The terms of trade reached their highest level in almost 50 years in 2021. For its part, 2021 saw the largest short-term capital outflow since the 1980s (7.3% of GDP).

Macroeconomic Indicators for Peru	2019	2020	2021
GDP (Millions of US Dollars)	230,846	203,524	224,664
Real GDP (% change)	2.2	(11.1)	13.3
Inflation	1.9	2.0	6.4
Reference Rate	2.25	0.25	2.50
Fiscal Balance (% GDP)	(1.6)	(8.9)	(2.6)
Public Debt (% GDP)	26.8	35.0	36.1
Financial System Loans (% change)	6.2	12.4	7.0
Current Account Balance (% GDP)	(1.5)	0.5	(2.8)
Exchange rate, end of period	3.31	3.62	3.99
Exchange rate, (% change)	(1.7)	9.3	10.2

On monetary authorities, in October 2021, the new government and Congress ratified Julio Velarde as president of the BCRP, while announcing the election of other three directors of the six that would join Velarde: the economists Roxana Barrantes, José Távara and Germán Alarco. Congress appointed the other three directors: Carlos Oliva (ex-Minister of Finance), Diego Macera, and Inés Marylin Choy. The Board of the Central Bank is made up of 7 members: 1 president of the Board of directors and 6 directors. The executive branch appoints the chairman of the board and other three directors, while Congress appoints another three.

Inflation has been an important global widespread factor in 2021, that has also affected the Peruvian economy. Inflation rate for Metropolitan Lima went from 3.3% in June 2021 to 6.4% in December 2021, and 6.8% in March 2022, due to higher international prices of fuels and grains driven by global supply shocks, higher prices of foods with imported content, and the depreciation of the sun. In response, the Central Bank raised its policy rate in 9 opportunities since August, totaling 425 bp from 0.25% to 4.50% in April 2022. Additionally, the Central Bank will seek to anchor inflation expectations to the target range (1% to 3%), while trying to ensure that the real reference rate (+0.11% as of April 2022) is located in a 0 positive neighborhood.

Content
Throughout 2021, the Central Bank made net sales of US$11,626 million (compared to net purchases of US$405 million in 2019 and US$159 million in 2020) to control high volatility of the foreign exchange. In 2022, the Central Bank has sold US$207 million as of February 25. Moreover, Peru’s net international reserves closed 2021 at US$78.5 billion, (US$68.3 billion at the end of 2019 and US$74.7 billion at the end of 2020) and stood at US$77,505 million as of February 11, 2022. Political instability lingers in Peru, but our economic fundamentals remain strong. Peruvian Soles (PEN) closed 2021 at 3.99, and was as of February 17, 2022 at 3.73, after reaching a peak of 4.14 on October 6, 2021.

Regarding Peru’s Long-Term Foreign Currency Debt Credit Rating, as of September 2021, given rating agency Moody’s view that an increasingly polarized political environment would undermine the effectiveness of the country’s policymaking. Moody’s lowered Peru’s credit rating from A3 (negative) to Baa1 (stable). In October 2021, Fitch Rating lowered Peru’s credit rating from BBB+ (negative) to BBB (stable) and indicates that Peruvian government debt is higher today (37% of GDP) than when the rating was upgraded to BBB+ in 2013 (19% of GDP). For its part, the rating agency Standard & Poor’s (S&P) changed Peru’s outlook from “stable” to “negative” due to political instability. S&P maintained Peru’s rating at BBB+ (and A- for local currency).

In 2021, the Public Treasury successfully issued global bonds in March and October/November, denominated in USD and Euros. In March, the issue of USD denominated bonds was the reopening of 2031 for US$1.75 billion, and two new references 2041 for US$1.25 billion and 2051 for US$1 billion. Also, in March, the Treasury issued the Euro denominated bond 2033 for Euros 825 million. In the second operation between October and November, the Public Treasury issued USD denominated bonds with the reopening of 2051 for 750 million, and two new sustainable bond references in 2034 for US$2.25 billion and 2072 for US$1 billion; in addition, a new social bond reference 2036 in Euros for 1 billion. As result in 2021 the Public Treasury issued a total of US$8 billion and Euros 1.85 billion. The March operation, at a competitive cost, was intended to finance the financial requirements set forth in the Budget Law for Fiscal Year 2021. The October/November operation will finance the needs of 2022.

Macroeconomic Indicators 2021	Bolivia	Colombia	Chile	Panama
Real GDP (% change)	6.8	10.6	11.7	15.3
Inflation	0.9	5.6	7.2	1.6
Reference Rate	N.A.	3.0	4.0	N.A.
Public Debt (as % GDP)	78.9	61.5	36.0	63.7
Exchange rate, end of period	6.91	4,064.92	850	N.A.
Exchange rate, (% change)	0.0	18.6	(19.9)	N.A.
N.A. – Not Applicable

Content
In Bolivia, after falling 8.8% in 2020, GDP rebounded close to 7% in 2021 thanks to the easing of restrictions put in place due to the pandemic and a favorable international environment with higher oil and metal prices, which allowed a recovery in sectors such as hydrocarbons and mining. For its part, the decline in international reserves slowed down due to a controlled demand for dollars and higher remittances from Bolivians abroad (as of December 2021, 25% higher compared to the same period in 2020). International reserves closed 2021 at US$4.8 billion (12% of GDP), which decreased by just over US$500 million compared to 2020. Meanwhile, fiscal imbalances persisted with a deficit of around 8% of GDP and a public debt close to 80% of GDP (a high in 17 years).

Colombia was hit hard by the pandemic and the economy contracted by 6.8% in 2020 (as compared to a 3.3% increase in 2019. In the first half of 2021, the normalization of political and social turmoil let the outlook improved as protests eased, the vaccination process accelerated and restrictions on activity subside. In 2021, a faster-than-expected recovery made the economy reach pre-pandemic levels in June and ends 2021 with a growth rate of around 10% (after 2020: (6.8%)). These good results were mainly explained by the notable strength of consumption, as household spending maintained a strong momentum throughout the year amid favorable financial conditions, record remittances from foreign workers and a continued reopening of the economy that boosted spending on services. The government maintained an expansionary spending stance, similar to that of the first year of the pandemic, which also stimulated domestic demand growth. The recovery of investment has been much slower than that observed in consumption, given the prevailing uncertainty due to the political scenario and the presence of the pandemic. Consumer inflation reached 5.6% in December 2021, the highest since December 2016. However, Colombia’s inflation is the lowest in the region. The inflation has been accelerating steadily since March 2021 (1.5%) due to higher international commodities prices and bottlenecks in global supply chains.

Due to a faster-than-expected recovery and inflationary pressures, the Central Bank of Colombia started its monetary policy normalization process from a policy rate of 1.75% in August to 3.0% in December 2021.

On the fiscal side, on April 15, 2021, the government presented a fiscal reform to the Parliament, thus maintaining a trend of tax changes every 2-3 years. The goal was to raise funds (2% of GDP) via mainly a VAT hike, and individual and businesses taxes. A higher tax collection sought to strengthen the main social programs and to achieve the required fiscal adjustment after the strong hit on public finances from the pandemic. However, the government withdrew the tax reform due to growing social protests. After that, the government structured another tax reform project, less ambitious than the previous one, which was approved by Congress in September 2021. The tax reform is expected to limit the risk of further fiscal slippage, at least in the short term, and intends to collect US$4.0 billion. The government issued global bonds in the international markets. In February, it issued global bonds for US$2.8 billion. In April for US$3.0 billion (US$2.0 billion by 2032 and US$1.0 billion by 2042). In October 14, 2021, the government raised US$1.0 billion in the international markets through the reopening of the 2049 global bond.

Afterwards, on May 19, 2021, S&P removed the Investment Grade status of Colombia by cutting the sovereign rating from BBB- to BB+ (outlook stable), while Fitch followed suit with the same move on July 1, 2021. Moody’s in October improved the outlook to stable and kept the rating at Baa2.

Content
In Chile, GDP expanded 11.7% in 2021, one of the fastest catch-up in the Latam region and among emerging countries, rebounding significantly from the 5.9% contraction of 2020. The economic recovery has surprised to the upside thanks to an unprecedented fiscal support, favorable external conditions and one of the most successful vaccination processes within the Latam region. However, because of high government spending, the fiscal deficit rose to 7.6% of GDP and public debt jumped to 36%. Inflation ended the year at 7.2% according to INE, while the BCCh increased its rate by 500 basis points since July to 5.50% in January 2022. Prices were also driven by a large foreign exchange depreciation of almost 20% to USDCLP 850 at the end of 2021. In politics, on May 15 and 16, 2021, Chile held a Constitutional Convention Election to select the members of the body in charge of writing its new Constitution results showed that left-wing parties would predominate. On December 19, 2021, Chile held presidential election runoff, in which Gabriel Boric was elected president with 56% of the votes, while the conservative candidate, Jose Antonio Kast from the Republican Party, obtained 44%.

Panama’s economic recovery has been weaker compared to other countries where Credicorp operates due to the lack of fiscal space to adopt an expansionary fiscal policy and the absence of a central bank that executes its own monetary policy as it is a dollarized economy. So, although the economy rebounded 15.3% in 2021, one of the highest growth rates in the region, GDP is still 5.4% below the same period of 2019. The first full year of copper production of Minera Cobre Panamá has been one of the main drivers of growth. In August 2021, Standard & Poor’s (S&P) changed the outlook of its BBB rating to negative to reflect a weak fiscal position with public debt as a percentage of GDP at 64% in 2021. Inflation closed the year in 1.6% after two consecutive years of negative readings.

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

(3) Critical accounting policies

3.1 Basis of presentation, use of estimates and changes in accounting policies

The accompanying consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. For further details, refer to Notes to the consolidated financial statements, “3. Significant Accounting Policies, a) Basis of presentation and use of estimates”.

Content
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

Content
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

Content
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

Content
As of December 31, 2020, and 2021, the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income.

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

Content
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

The Group also uses discount rates in measuring annuities, in order to reflect the market value in the measurement of insurance liabilities, as of December 31, 2019, 2020, and 2021, the Group uses the market rate for harvests of the portfolio of its financial assets for pension flows shifted by currency (market rates).

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

3.6 Financial Instruments: Initial recognition and subsequent measurement

As of December 31, 2019, 2020 and 2021, the Group classified financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost, based on:

■	The business model for managing the financial assets and

Content
■	The characteristics of the contractual cash flows of the financial asset.

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

Content
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

3.8 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and management has the intention to settle on a net basis or realize the assets and settle the liability simultaneously.

3.9 Impairment of financial assets

As of December 31, 2019, 2020 and 2021, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

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

Content
3.10 Leases

Policy applicable from January 1, 2019

As of December 31, 2020, and 2021, the Group maintains mainly leased premises, used as offices, agencies, servers, and technological platforms, which were registered in accordance with the provisions of IFRS 16 for Leases. This standard state that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

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

Content
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

Content
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

If a business combination is achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized as profit or loss. There have been no business combinations in 2021.

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

Content
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

Content
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

Content
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

Content
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

(4) Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s LoBs, total external income from the universal banking LoB amounted to 63.5%, 62.8%, and 61.9% of Credicorp’s total external income (which corresponds to total interest and similar income, including income and expenses on commissions and net premiums earned from insurance activities) in 2019, 2020 and 2021, respectively. Therefore, the following historical discussion and analysis is presented principally for the universal banking LoB, except when otherwise indicated, and is based upon information contained in our consolidated financial statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2019, 2020 and 2021 reflects the financial position and results of operations of our subsidiaries. For further details, see “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data.”

4.1 Consolidated contributions

See “Item 4.B Business Overview – (1) Credicorp” for the contribution to the consolidated net profit attributable to our equity holders by each of our principal LoBs and subsidiaries, as well as for the percentage contribution to Credicorp total assets, total revenues, net profit, and equity attributable to Credicorp’s equity holders.

Content
4.2 Financial performance

In 2021, we recorded a net profit, after non-controlling interest, of S/3,584.6 million (compared to S/346.9 million in 2020 and S/4,265.3 million in 2019). This represented an increase of 933.3% as compared to the results in 2020. The increase was attributable to higher net income in Universal Banking, Microfinance and Investment Banking and Wealth Management which stemmed from higher interest rates from structural loans that have been replacing government program loans made in 2020. In addition, it is important to highlight that other expenses grew due to investment and expenses related to digital transformation and disruptive initiatives and to an increase in variable compensation in line with higher net income. In 2021, ROAE was 13.94% (compared to 1.36% in 2020 and 17.03% in 2019), and ROAA was 1.49% (compared to 0.16% in 2020 and 2.34% in 2019).

The main factors behind Credicorp’s results were:

•
The growth in total loans was 7.2% in year end balances and 9.9% in average-daily balances. This increase was led by the Wholesale and the SME-Pyme segments at BCP Stand Alone, and Mibanco, due to a reactivation in internal demand in a context of loosening pandemic restrictions and improvements in the sanitary situation.

•
The cost of risk decreased by 348 basis points to situate at 0.82%. The reduction was due primarily to (i) the economic reactivation, which performed better-than-expected, (ii) positive client’s payments behaviors, in line with income levels recovery and higher liquidity from individuals, and (iii) lower risk levels, attributable to an improvement in originations and a decrease in advancements between Stages. Lower provisions were mainly registered in the Retail Portfolio, particularly in the SME-Pyme and Consumer segments. The credit quality ratios are explained below in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (5) Financial Position – 5.1 Total Assets – Portfolio quality”.

•
Net interest income grew by 9.2% as compared to 2020. This was mainly driven by an increase in interest income on loans, after registering an impairment charge in 2020. Growth in net interest income was also driven by uptick in structural loans and a decrease in interest expenses. The latter was attributable to growth in low-cost deposits and a decrease in market rates, which improved the funding structure. Regarding NIM, the ratio registered a decrease of 20 basis points from at 4.30% in 2020 to 4.10% in 2021 mainly because of lower market rates.

•
Other income increased by 11.8% as compared to 2020. This was driven mainly by (i) an expansion in fee income (19.9%) driven by growth in transaction in line with economy reactivation and new services in our digital channels; and (ii) to a lesser extent, increase in Net gain on foreign exchange transactions (47.9%) as a result of market volatility.

•
Total insurance underwriting results (net earned premiums less claims and acquisition cost) decreased by 101.0% as compared to 2020 as a result of higher net claims levels in the life insurance business and, IBNR provisions for excess mortality related to the second wave of COVID-19, which was attenuated by an increase in net earned premiums in the Life and P&C business as a result of economic reactivation.

•
Total other expenses increased 7.6%, mainly due to (i) expenses related to digital transformation and disruptive initiatives; and (ii) to an increase in variable compensation in line with growth in net income.

Content
•	The efficiency ratio decreased by 40 basis points to register at 45.9% primarily due to an expansion in net interest income and fee income.

Main ratios

	2019	2020	2021	2020 – 2019	2021 – 2020
				(Expressed in basis points)
ROAE (1)	17.03%	1.36%	13.94%	(1,560)	1250
ROAA (2)	2.34%	0.16%	1.49%	(210)	130
NIM (3)	5.40%	4.30%	4.10%	(110)	(20)
Funding cost (4)	2.36%	1.79%	1.29%	(57)	(50)
Cost of risk (5)	1.60%	4.30%	0.82%	270	(348)
Loan to deposit (6)	103.22%	96.69%	98.18%	(653)	149
Internal overdue ratio (7)	2.86%	3.40%	3.77%	55	36
Non-performing loan ratio (8)	3.88%	4.62%	4.99%	74	37
Coverage of Internal overdue loans (9)	155.38%	211.71%	152.71%	5,630	(5,900)
Coverage on Non-performing loans (10)	114.36%	156.12%	115.32%	4,170	(4,080)
Operating efficiency (11)	43.57%	46.27%	45.92%	270	(40)

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
(11) (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest income + Commissions and fees + Net gain from exchange differences + Net gain in associates + Net premiums earned + Net gain on foreign exchange transactions + Net loss(gains) on financial assets designated at fair value through profit or loss + Net gain on derivatives held for trading + Net loss from exchange differences). Acquisition cost includes net fees, underwriting expenses, and underwriting income.
* Averages are determined as the average of period-beginning and period-ending balances.

For more details, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (4) Historical Discussion and Analysis – 4.3 Results of Operations for the Three Years Ended December 31, 2019, 2020 and 2021.”

Content
4.3 Results of operations for the three years ending on December 31, 2019, 2020 and 2021

The following table sets forth, for the years 2019, 2020 and 2021, the principal components of our net profit:
	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles)
Interest and similar income	12,381,664	11,547,648	11,850,406
Interest and similar expenses	(3,289,913)	(2,976,306)	(2,488,426)
Net interest, similar income and expenses	9,091,751	8,571,342	9,361,980
Provision for credit losses on loan portfolio	(2,100,091)	(6,080,289)	(1,558,951)
Recoveries of written-off loans	254,155	159,781	346,728
Provision for credit losses on loan portfolio, net of recoveries	(1,845,936)	(5,920,508)	(1,212,223)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	7,245,815	2,650,834	8,149,757
Total non-interest income	4,897,769	4,406,217	4,926,866
Total insurance underwriting results	496,977	358,133	(3,721)
Total other expenses	(6,665,048)	(7,191,023)	(7,740,086)
Profit before income tax	5,975,513	224,161	5,332,816
Income tax	(1,623,182)	109,977	(1,660,987)
Net profit	4,352,331	334,138	3,671,829
Net profit attributable to:
Credicorp’s equity holders	4,265,304	346,894	3,584,582
Non-controlling interest	87,027	(12,756)	87,247

The net profit attributable to our equity holders for 2021 reflected an increase of 933.3%, as compared to 2020. This result was primarily due to (i) a 74.4% decrease in our provision for credit losses on loan portfolio, as compared to 2020, stemming reduction in the probability of default of our clients driven by the economy reactivation, (ii) higher net interest, similar income and expenses (increase of 9.2%, as compared to 2020) as government loans began to be replaced by structural loans, and (iii) higher total non-interest income as a result of an increase in fee income (attributable to higher transaction rates and new services in our digital channels), as well as an increase in net gain on foreign exchange transactions.

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

Content
4.3.1          Net Interest, similar income, and expenses

The following table sets forth the components of net interest, similar income, and expenses:

	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles)
Interest and similar income:
Interest on loans	10,664,519	10,027,834	10,170,680
Interest on investments at fair value through other comprehensive income	1,070,469	1,097,952	1,152,542
Interest on investments at amortized cost	194,803	226,516	323,689
Interest on due from banks	320,713	74,813	49,637
Interest on investments at fair value through profit or loss	46,170	47,696	50,562
Dividends received	25,259	25,603	40,637
Other interest and similar income	59,731	47,234	62,659
Total interest income	12,381,664	11,547,648	11,850,406

Interest and similar expenses:
Interest on deposits and obligations	(1,458,910)	(1,188,335)	(865,474)
Interest on bonds and notes issued	(900,172)	(883,913)	(800,801)
Interest on due to banks and correspondents	(590,908)	(557,141)	(435,426)
Deposit Insurance Fund	(151,626)	(183,132)	(213,741)
Interest on lease liabilities	(36,484)	(32,295)	(27,374)
Other interest and similar expense	(151,813)	(131,490)	(145,610)
Total interest expense	(3,289,913)	(2,976,306)	(2,488,426)
Net interest, similar income and expenses	9,091,751	8,571,342	9,361,980

Net interest income grew by 9.2%, as compared to 2020. This was a result of higher interest income and a reduction in interest expenses. In 2021, net interest income fell by 5.7%, as compared to 2019, due to a contraction in interest income, which was partially mitigated by a reduction in interest expenses.

Interest and similar income grew by 2.6% in 2021, as compared to 2020, after declining by 6.7% in 2020, as compared to 2019. The increase in 2021 was mainly due to the fact that in 2020 an impairment charge was registered in interest income because of zero-rate loan facilities granted to our clients. The increase in interest income was also attributable to higher structural origination but was partially offset by a drop in market rates.

The average balance of our foreign currency denominated loan portfolio increased by 4.1% to S/47.8 billion in 2021, as compared to S/45.9 billion in 2020, which was an 4.8% increase compared to S/43.8 billion in 2019. The average balance of the Sol-denominated loan portfolio increased by 12.7% to S/94.8 billion in 2021, compared to S/84.0 billion in 2020, which was a 25.3% increase from S/67.1 billion in 2019.

The average nominal interest rates earned on loans decreased from 9.6% in 2019 to 7.7% in 2020 and to 7.1% in 2021. The average nominal interest rate for foreign currency-denominated loans decreased from 5.6% in 2019 to 5.1% in 2020 and to 5.0% in 2021. Average nominal interest rates for Sol-denominated loans decreased from 12.3% in 2019 to 9.2% in 2020 and to 8.2% in 2021.

Interest and similar expenses decreased by 16.4% in 2021 compared to the level registered in 2020. In 2020, interest expense also registered a reduction of 9.5% compared to 2019. The 2021 decrease in interest expenses was attributable to a lower-cost funding structure due to growth in the share of low-cost deposits, and to a drop in market interest rates.

Content
Average interest-bearing foreign currency denominated deposits increased in 2021 by 23.1% to S/75,161.3 million from S/61,074.2 million in 2020. This followed a 14.8% increase in 2020 from S/53,189.4 million in 2019. Our average interest-bearing Sol-denominated deposits increased by 9.4% in 2021 to S/74,767.6 million from S/68,328.8 million in 2020 and increased by 27.5% in 2020 from S/53,571.6 million in 2019.

Average nominal interest rates paid on foreign currency-denominated deposits was 1.1%, 0.9%, and 0.7% in 2019, 2020 and 2021, respectively. Average nominal interest paid on Sol-denominated deposits increased from 1.9% in 2019 to 1.2% in 2020 and increased to 0.8% in 2021. NIM (net interest income divided by average interest-earning assets) was 4.10% in 2021, 4.27% in 2020 and 5.54% in 2019. For more detail, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information”.

4.3.2 Provisions for loan losses

The following tables set forth the changes in our allowance for loan losses:

	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles)
Provision for credit losses on loan portfolio	(2,100,091)	(6,080,289)	(1,558,951)
Recoveries of written-off loans	254,155	159,781	346,728
Provision for credit losses on loan portfolio, net of recoveries	(1,845,936)	(5,920,508)	(1,212,223)

Provisions for credit losses on loan portfolio, net of recoveries decreased by 79.5% in 2021 to S/1,212.2 million as compared to S/5,920.5 million in 2020 and to S/1,845.9 million in 2019. The contraction reflects the lower provisions across Credicorp’s banking businesses, specifically in BCP Stand-alone and Mibanco. This was mainly due to the decrease of provisions in:

•
Retail Banking: particularly in the SME-Pyme, Consumer and Credit Card segments, mainly due to (i) a reduction in the Probability of Default and Loss Given Default risk levels due to adjustments to score models and lower delinquency, (ii) a decrease in the volume of advancements between Stages, and (iii) higher clients’ income levels, due to an influx of liquidity driven by government facilities.

•
Mibanco: mainly driven by (i) methodological adjustments to the PD (Probability of Default) Bottom-Up models related to better payment behaviors, (ii) a decrease in risk levels, which was attributable to an improvement in originations, and (iii) to improvements in collection processes. Additionally, the drop was attributable to an uptick in the recovery of written-off loans.

Content
•
Wholesale Banking: attributable to (i) positive on-time payments, mainly from specific clients who emerged from default, (ii) lower volume of loans that advanced from Stage 2 to Stage 3, and (iii) an uptick in companies’ sales.

•
BCP Bolivia: decreased to S/5.5 million in 2021, as compared to S/245.3 million in 2020. Reduction was mainly attributable to (i) methodological adjustments to our models, (ii) positive payment behaviors, and (iii) higher recoveries of written-off loans.

Total recoveries of written-off loans reached S/346.7 in 2021, as compared to S/159.8 million in 2020, constituting a 117.0% increase.

4.3.3 Other Income

The following table reflects the components of our other income:
	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles)
Commissions and fees	3,232,781	2,912,778	3,493,734
Net gain on foreign exchange transactions	748,382	622,783	920,797
Net gains on securities	546,814	523,082	28,650
Net gains on derivatives held for trading	6,043	40,789	185,271
Net gain from exchange difference	19,520	19,804	34,698
Other	344,229	286,981	263,716
Total other income	4,897,769	4,406,217	4,926,866

Other income, excluding net premiums earned, increased by 11.8% to S/4,926.9 million in 2021, compared to S/4,406.2 million in 2020, which represented a decrease of 10.0% from S/4,897.8 million in 2019. The expansion in 2021 was primarily driven by the higher commission and fees, as well as net gain on foreign exchange transactions.

Commissions and fees increased by 19.9% to S/3,493.7 million in 2021 as compared to S/2,912.8 million in 2020, which was an 9.9% decrease from S/3,232.8 million in 2019. The expansion in commissions and fees from 2020 to 2021 was primarily due to higher transaction rates in line with economic reactivation and new services released in our digital channels.

Net gains on foreign exchange transactions increase by 47.9% to S/920.8 million in 2021 as compared to S/622.8 million in 2020, which was a contraction of 16.8% from S/748.4 million in 2019. Expansion in gains was a result of higher transaction rates in a context of market volatility.

Content
4.3.4 Insurance Premiums and Claims on Insurance Activities

The following table reflects the earned premiums and claims incurred in connection with our insurance activities:
	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles)
Gross written premiums	3,606,774	3,641,917	4,279,422
Technical reserve adjustment	(747,035)	(781,460)	(923,849)
Gross written premiums after adjustments	2,859,739	2,860,457	3,355,573
Premiums ceded to reinsurers, net	(559,160)	(548,024)	(738,706)
Results of assets designated at fair value through profit or loss	93,664	115,627	54,663
Net premiums earned	2,394,243	2,428,060	2,671,530
Net claims incurred for life insurance	(901,239)	(1,244,771)	(1,777,295)
Net claims incurred for general insurance	(315,381)	(194,739)	(254,616)
Net claims incurred for health insurance	(314,798)	(268,603)	(310,006)
Acquisition cost	(365,848)	(361,814)	(333,334)
Total net premiums and claims	496,977	358,133	(3,721)

For further details, please see Notes 25 and 26 to the consolidated financial statements.

4.3.5   Other Expenses

The following table reflects the components of our expenses:

	Year ended December 31,
	2019	2020	2021
	(in thousands of Soles)
Salaries and employee benefits	3,411,023	3,312,954	3,668,476
Administrative expenses	2,361,117	2,386,108	2,956,093
Depreciation and amortization	455,033	497,910	521,967
Depreciation for right-of-use assets	169,406	172,005	161,287
Impairment loss on goodwill	-	63,978	-
Other	268,469	758,068	432,263
Total other expenses	6,665,048	7,191,023	7,740,086

Salaries and employee benefits increased by 10.7% to S/3,668.5 million in 2021 as compared to S/3,313.0 million in 2020, which was a 2.9% decrease from S/3,411.0 million in 2019. This was mainly due to an increase in variable compensation in line with higher net income in 2021.

Administrative expenses increased by 23.9% to S/2,956.1 million in 2021 as compared to S/2,386.1 million in 2020, which was a 1.1% increase from S/2,361.1 million in 2019. This was attributable to higher investments and expenses related to digital transformation and disruptive initiatives.

Content
4.3.6   Exchange difference

The exchange difference reflects exposure to appreciation of net monetary positions in foreign currencies, principally US Dollars, in 2019, 2020 and 2021, to Peruvian Soles. We recorded a gain on exchange difference of S/19.5 million, S/19.8 million and S/34.7 million, respectively.

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

As of December 31, 2019, 2020 and 2021, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). For further details, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – (13) Foreign Currency Exchange Rate Risk”.

4.3.7   Income Taxes

We are not subject to income taxes, taxes on capital gains, capital transfers or equity or estate duty under Bermuda law. However, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Peru

Our Peruvian subsidiaries, including BCP Stand-alone, are subject to corporate taxation on income under Peruvian Tax Law. At December 31, 2020 and 2021, the Peruvian statutory income tax rate was 29.5% on taxable profit after calculating the workers’ profit sharing, which is determined using a 5.0% rate.

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

Content
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

The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

-	Banco de Crédito del Perú S.A.	2016 to 2021
-	Mibanco, Banco de la Microempresa S.A.	2016 to 2021
-	Pacífico Compañía de Seguros y Reaseguros S.A.	2017 to 2021
-	Credicorp Capital Servicios Financieros S.A.	2017 to 2021
-	Credicorp Capital Perú S.A.A.	2017 to 2021
-	Credicorp Capital Holding Perú S.A.A.	2017 to 2021

It is important to mention that the Peruvian Tax Authority is auditing the Income Tax declaration of Mibanco for the year 2015 and BCP Stand-alone for 2016 and 2017.

The Tax Authority concluded the audit of BCP Stand-alone for 2014 and 2015, obtaining satisfactory results.

Bolivia

The income tax rate in Bolivia is 25.0% as of December 31, 2020 and December 31, 2021. Financial entities have an additional rate if the ROE exceeds 6.0%; in that case, they must consider an additional 25.0%, with which the rate would be 50.0%. Situation that as of the 2021 administration, was also established for brokerage firms, investment fund management companies and insurance entities.

Chile

In the case of Chile, there were two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all its Subsidiaries were taxed under the partially integrated regime, whose first category income tax rate for domiciled legal entities was 27.0%. This regime was maintained until December 31, 2019.

With the change in Chile’s tax legislation in 2020, two new regimes, which are currently in force, were established: the general regime and the Pro SME regime, for smaller companies. Credicorp Capital Holding Chile, like all its subsidiaries, is taxed under the general tax regime, whose first category income tax rate for domiciled legal entities remains at 27.0% as of December 31, 2021.

Content
On the other hand, natural or legal persons not domiciled in Chile will be subject to a tax called “Additional income tax” whose rates range between 4.0% and 35.0%, depending on the nature of the rent. Additionally, Chile has signed agreements to avoid double taxation with different countries, so that certain income could be released from withholding taxes or for the use of reduced rates.

Colombia

In the case of Colombia, according to Law No.2155 of 2021 issued on September 14, 2021, the income tax rate for the year 2022 will be 35.0% of taxable income, for financial institutions it will be You must pay some additional points to the income tax and complementary during the following taxable periods.

Financial institutions must pay some additional points to the income tax and complementary during the following taxable periods:

-	For the taxable year 2022, 3.0 percent points will be added to the general tax rate, totaling 38.0%.
-	For the taxable year 2023, 3.0 percent points will be added to the general tax rate, totaling 38.0%.
-	For the taxable year 2024, 3.0 percent points will be added to the general tax rate, totaling 38.0%.

The additional rate will be applicable only to financial institutions that in the corresponding tax year have a taxable income equal to or greater than 120,000 Tax Value Units (UVT), which as of December 31, 2021 is equivalent to a total of S/4.7 million (S/4.5 million as of December 31, 2020); in this sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Mibanco Colombia must pay income tax taking into consideration the above. In the event that the company receives occasional profits, quoted and established by the National Government in the Tax Statute and that are not subject to income tax, the company must apply a differential rate of 10.0% on net profit and expenses. associated respectively.

The Tax Reform Law No. 2155 of 2021 repeals paragraph 1 of article 115 of the Tax Statute, which would allow from the year 2022 to take 100.0% of the industry and commerce tax as a tax discount for income tax, notices and boards. Thus, only 50.0% of the industry and commerce tax, notices and boards can be taken as a tax discount.

In addition to the Tax Reform Law No. 2155 of 2021, the possibility of reducing the term of finality of the income tax return and complementary for the taxable periods 2022 and 2023 is established as follows:

Increase in net income tax compared to the previous year	Firmness of the declaration
35%	6 months
25%	12 months

Content
The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax the subsidiaries to Credicorp located in said countries, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

-	Banco de Crédito de Bolivia S.A.	2016 to 2020
-	Credicorp Capital Colombia S.A.	2016 to 2020
-	Credicorp Capital Holding Chile S.A.	2019 to 2020

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2020 and 2021.

(5) Financial Position

5.1 Total Assets

The following table shows changes to the principal assets of Credicorp from 2019 through 2021:

	2019	2020	2021	2020-2021	2019-2020
	(in millions of Soles)			% Change	% Change
Cash and due from banks	25,987	36,753	39,321	7.0	41.4
Cash collateral, reverse repurchase agreements and securities borrowings	4,289	2,394	1,767	(26.2)	(44.2)
Investments:
At fair value through profit or loss	3,851	6,467	5,928	(8.3)	67.9
At fair value through other comprehensive income	26,203	43,744	34,758	(20.5)	66.9
Amortized cost	3,477	4,962	8,266	66.6	42.7
Net loans	110,486	127,761	139,120	8.9	15.6
Other assets (1)	13,566	15,325	15,662	2.2	13.0
Total assets	187,859	237,406	244,822	3.1	26.4

 (1) Includes financial assets designated at fair value through profit and loss, premiums and other policies receivable, accounts receivable from reinsurers and coinsurers, property, furniture and equipment, due from customers on acceptances, intangible assets and goodwill, and other assets. Also include the payment in favor of Latam Airlines Group S.A. Sucursal Peru for US$113.9 million (equivalent in soles to S/454.0 million) on account of the Latam Pass Miles that the Bank has been crediting to its customers for the use of their credit and debit cards, and other BCP Latam Pass financial products. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

As of December 31, 2021, Credicorp had total assets of S/244.8 billion, an increase of 3.1% as compared to the total assets of S/237.4 billion in 2020. In 2019, total assets were S/187.9 billion.

Content
As of December 31, 2021, our total loans, which correspond to direct loans including accrued interest and excluding unearned interest, were S/147.6 billion, which represented 60.3% of total assets. Loan’s net of allowance for loan losses totaled S/139.1 billion and grew 8.9% from 2020. As of December 31, 2020, total loans totaled S/137.7 billion representing 58.0% total assets and net of allowance for loan losses totaled S/127.8 million. From December 31, 2019 to December 31, 2020 loans net of allowance for loan losses increased by 15.6%. As of December 31, 2019, total loans totaled S/115.6 billion representing 61.5% total assets and net of allowance for loan losses totaled S/110.5 million. From December 31, 2018 to December 31, 2019 our loans net of allowance for loan losses increased by 4.4%.

Our total deposits with the BCRP decreased to S/25,359.6 million as of December 31, 2021 from S/26,003.4 million as of December 31, 2020 (our total deposits with the BCRP were S/18,367.7 million in 2019). As of December 31, 2021, 2020 and 2019, our securities holdings include investments at fair value through profit or loss, investments at fair value through other comprehensive income and amortized cost investments, which amount to S/48,952.5 million, S/55,173.7 million and S/33,530.5 million, respectively.

•	Loan evolution

The increase of 7.2% of Credicorp’s total loans from 2020 to 2021 was a result of the dynamics from the Wholesale Banking, SME-Pyme, and Mibanco segments, all of which benefited from economic reactivation after the government started loosening pandemic restrictions while the sanitary situation improved.

	2019	2020	2021	2020 - 2019	2021- 2020	2021 - %		2020 - %
Total year- end balances	(in millions of Soles)			% Change		Local Currency	Foreign Currency (1)	Local Currency	Foreign Currency (1)
BCP Stand-alone (2)	95,549	113,465	122,752	18.8	8.2	70.3	29.7	71.4	28.6
Mibanco	10,728	12,929	13,513	20.5	4.5	99.8	0.2	99.6	0.4
Bolivia	7,620	8,838	9,597	16.0	8.6	-	100.0	-	100.0
ASB Bank Corp.	2,437	2,710	2,652	11.2	(2.1)	1.1	98.9	-	100.0
Others (3)	(724)	(282)	(917)	N/A	N/A	N/A	N/A	N/A	N/A
Total loans	115,610	137,660	147,597	19.1	7.2	66.3	33.7	67.5	32.5

(1)	Includes mainly US dollar currency and other foreign currencies (BOB, COP, and CLP).
(2)	Includes BCP Panama and BCP Miami, does not include the loan by BCP to Credicorp for the sale of Banco de Credito e Inversiones de Chile shares.
(3)	Includes other banking and elimination for consolidation.

In 2021, growth in loans was primarily attributable to the increase in the loan portfolio of BCP Stand-alone, whose loan book grew by 9.4% in average daily balances in line with the following dynamics:

•
Retail Banking was the largest contributor to total growth, led by SME-Pyme (increase of S/5,248 million, or 36.5% in average daily balances) and SME-Business (increase of S/2,515 million, or 29.7% in average daily balances), both of which received large inflows of loans from Reactiva Peru and experienced better dynamics by year-end due to seasonality and loosening pandemic restrictions. Other segments that contributed to expansion in this portfolio were the Mortgage segment (increase of S/1,073 million, or 6.3% in average daily balances) and Consumer (segment increase of S/916 million, or 10.0% in average daily balances).

Content
•
Wholesale Banking, which include Middle Market and Corporate Banking segments, also contributed to total growth. Middle Market Banking grew S/2,053 million or 9.4% in average daily balances. By the contrary, Corporate Banking, fell S/657 million or 2.1% in average daily balances, driven by the fact that companies had fewer financial needs given that they had already shored up liquidity at the beginning of the pandemic. Expansion in these segments was also attributable to the exchange rate effect generated by the depreciation of the Sol.

Growth in the total portfolio was also due to the increase in Mibanco’s loan balances of 14.6% in average daily balances with respect to 2020, which was primarily associated with operating capabilities, the economic reactivation and year-end seasonality.

BCP Bolivia also performed positively mainly because of the evolution of the exchange rate.

Lastly, ASB Bank Corp. loans continued losing participation and registered a decline of S/65 million or 2.7%. It is important to note that ASB Bank Corp. main business is in asset and wealth management industry.

The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:

Local currency year-end balances	2019	2020	2021	2020 - 2019	2021 - 2020
	(in millions of Soles)			% Change
BCP Stand-alone	61,748	81,036	86,298	31.2	6.5
Mibanco	10,671	12,881	13,480	20.7	4.7
ASB Bank Corp.	-	-	28	-	100.0

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:

Foreign currency	2019	2020	2021	2020 – 2019	2021 – 2020
year-end balances	(in millions of US Dollars)			% Change
BCP Stand-alone	10,199	8,956	9,143	(12.2)	2.1
Mibanco	17	13	8	(23.5)	(38.5)
BCP Bolivia	2,299	2,441	2,407	6.2	(1.4)
ASB Bank Corp.	735	748	658	1.8	(12.0)

Content
The following table shows the composition of Credicorp’s loan portfolio, measured in average daily balances.

	2019	2020	2021	2020-2019	2021 – 2020
	(in millions of Soles)			% Change	% Change
BCP Stand-alone	90,936	106,514	116,546	17.10%	9.40%
Wholesale Banking	46,266	52,527	53,923	13.50%	2.70%
Corporate*	28,155	30,786	30,129	9.30%	(2.10%)
Middle-Market*	18,111	21,741	23,795	20.00%	9.40%
Retail Banking	44,670	53,987	62,623	20.90%	16.00%
SME-Business*	5,487	8,474	10,989	54.40%	29.70%
SME-Pyme	9,754	14,390	19,638	47.50%	36.50%
Mortgage*	15,831	16,969	18,042	7.20%	6.30%
Consumer	8,105	9,166	10,082	13.10%	10.00%
Credit card	5,493	4,988	3,871	(9.20%)	(22.40%)
Mibanco	10,080	11,431	13,095	13.40%	14.60%
Mibanco Colombia	-	811	995	-	22.70%
BCP Bolivia	7,334	8,002	8,002	9.3%	9.1%
ASB Bank Corp.	2,452	2,397	2,397	(5.6%)	(2.2%)
Total loans	110,802	129,155	141,933	15.80%	9.90%

•	Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 3.77% at the end of 2021, 37 basis points higher than the 3.40% ratio recorded at the end of 2020 (2.86% at the end of 2019). The reported increase over the last year reflects the higher pace of growth in internal overdue loans balances compared to the growth of the total portfolio, as the Government Program Portfolio (which includes Reactiva Peru and FAE loans) grace periods expired. The Non-performing loan ratio increased by 37 basis points from 4.62% in 2020 to 4.99% in 2021. This was mainly due to growth of overdue and refinanced loans, which was primarily attributable to the deterioration in client debt service capacities after grace periods expired and new facilities were offered to clients. As of December 31, 2021, the Government Program (GP) Portfolio represented 13% of Credicorp’s total portfolio (in comparison to 18% as of December 31, 2020). It is important to highlight that a large part of the GP Portfolio is backed by state guarantees, whose recovery processes for loans over 90 days past due are underway with the regulatory entities.

Regarding Credicorp’s Structural portfolio quality, which excludes the GP Portfolio, the Non-performing loan (NPL) ratio decreased by 74 basis points from 5.61% in 2020 to 4.87% in 2021. This significant improvement is mainly driven by positive loan volumes evolution and strong on-time payments in our banking businesses. This positive evolution was attributable to (i) the economic reactivation, (ii) growth in individuals’ liquidity due to Government reliefs, and (iii) an increase in transactional activity. Additionally, NPL’s balances were favored by higher write-offs.

Content
An analysis of the Structural NPL ratio by business segment shows that:

•
Wholesale Banking: increased 1 basis points due to specific clients (2.17% for the Structural NPL ratio in 2021 and 2.16% in 2020). As of December 2021, the non-performing loan portfolio was mainly composed of clients from the transportation, energy and leisure and tourism sectors, which were highly affected by the pandemic. This was partially offset by an increase in loan volumes.

•
SME-Business: The delinquency ratio increased by 66 basis points in 2021 (10.15% and 9.49% in 2021 and 2020, respectively). This was primarily due to the expiration of facilities, which outpaced loan growth.

•
SME-Pyme: a deterioration of 10 basis points was registered, situating its NPL ratio at 15.72% versus 15.62% in 2020. Higher non-performing loans are due to clients that received facilities but were unable to meet payment obligations once the grace periods expired.

•	Mortgage: The delinquency level grew in the Mortgage segment, as clients opted for refinancing facilities. In 2021, the ratio stood at 3.56% versus 3.19% in 2020.
•
Consumer: The delinquency level in the Consumer sector registered a decline from 10.37% in 2020 to 7.24% in 2021. This was primarily driven by a contraction in the overdue loan portfolio, as individual’s liquidity rose after severance indemnity and pensions funds were government-mandated released.

•
Credit Card: the segment registered a significant drop of 715 basis points in its delinquency ratio, which situated at 3.30% in 2021 versus 10.45% in 2020. This is the result of higher individual’s income levels and expansion of loan volumes, situating the ratio below pre-pandemic levels.

•
Mibanco: showed a decrease in the delinquent portfolio balances, in line with the increase in write-offs and positive payment behaviors. The NPL ratio reduced by 310 basis points, from 10.15% in 2020 to 7.05% in 2021.

•	BCP Bolivia: NPL ratio improved by 21 basis points, from 1.52% in 2020 to 1.31% in 2021, in line with the improvements of on-time payments, higher write-offs and loan growth.

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

The Structural Coverage ratio of NPL’s decreased from 154.0% in 2020 to 132.0% at the end of 2021. This was mainly due to the contraction of the allowance for loan losses, which outpaced the reduction of the NPL’s balances.

Content
5.2 Total Liabilities

	2019	2020	2021	2021 - 2020	2020 - 2019
	in millions of Soles			% Change
Time deposits	32,854	28,121	28,668	1.9	(14.4)
Demand deposits	34,213	54,530	58,630	7.5	59.4
Saving deposits	35,180	50,069	56,945	13.7	42.3
Severance indemnity deposits	7,897	7,737	4,017	(48.1)	(2.0)
Bank’s negotiable certificates	1,180	1,203	1,328	10.4	1.9
Interest payable	681	705	753	6.8	3.5
Total deposits	112,005	142,365	150,341	5.6	27.1

Payables from to repurchase agreements and security lending	7,678	27,924	22,014	(21.2)	263.7
Due to banks and correspondents	8,842	5,978	7,213	20.7	(32.4)
Bonds and notes issued	14,946	16,320	17,079	4.7	9.2
Other liabilities (1)	17,642	19,374	21,138	9.1	9.8
Total liabilities	161,113	211,961	217,785	2.7	31.6

(1)
Includes banker’s acceptances outstanding, accounts payable to reinsurers, lease liabilities, financial liabilities at fair value through profit or loss, technical reserves for insurance claims and premiums, deferred tax liabilities, net, and other liabilities.

As of December 31, 2021, we had total liabilities of S/217.8 billion, a 2.7% increase from S/212.0 billion as of December 31, 2020, which was a 31.6% increase as compared to S/161.1 billion in 2019.

As of December 31, 2021, we had total deposits of S/150.3 billion, a 5.6% increase from S/142.4 billion on December 31, 2020, which was a 27.1% increase compared to S/112.0 billion in 2019. The increase in 2021 was driven by growth in savings deposits as a result of the measures taken by the government , specifically facilities to personal clients for draw down funds from Pension funds and severance indemnity accounts, which subsequently transferred to low-cost bank accounts primarily in BCP Stand-alone; and also a growth in demand deposits, particularly non-interest bearing deposits in foreign currency from wholesale and personal clients in ASB Bank Corp. and BCP Stand-alone which sought to increase their exposure related to an increase in the exchange rate

According to the SBS, as of December 31, 2021, Credicorp accounted for 41.1% of total savings deposits, 43.9% of total demand deposits, 28.0% of total time deposits, and 39.3% of total deposits in the Peruvian banking system, the highest of any Peruvian bank in all these types of deposits. In addition, as of December 31, 2021, we were in possession of 47.3% of the entire Peruvian banking system’s severance indemnity deposits. We have traditionally attracted a high percentage of the savings, demand, and time deposits market because of our reputation as a sound institution, our extensive branch network, and the quality of our service.

As of December 31, 2021, our total due to banks and correspondents was S/7.2 billion, representing a 20.7% increase from S/6.0 billion as of December 31, 2020, which in turn represented a 32.4% decrease from S/8.8 billion as of December 31, 2019. The increase in 2021 was attributable a higher obligation with local financial institutions at Mibanco and, to a lesser extent, obligations taken with companies in the foreign financial system and with COFIDE at BCP Stand-alone.

Content
As of December 31, 2021, our total bonds and notes issued were S/17.1 billion, a 4.7% increase from S/16.3 billion as of December 31, 2020, which was a 9.2% increase as compared to S/15.0 billion in 2019. The increase in 2021 was attributable to an increase in the exchange rate PEN/USD given that 78% of the total balance is in foreign currency.

As of December 31, 2021, our payables from repurchase agreements and security lending were S/22.0 billion, a 21.2% decrease from S/27.9 billion as of December 31, 2020, which was a 263.7% increase compared to S/7.7 billion in 2019. During 2021, BCRP instruments witnessed a significant decrease primarily in BCP Stand-alone and slight in Mibanco, driven by the progressive amortization of Reactiva loans disbursements, facilities offered by the Peruvian government.

5.2.1   Funding Structure

At the end of 2021, Credicorp’s total funding was S/195.6 billion, which represents a 2.2% increase as compared to S/191.5 billion at the end of 2020 (and S/142.0 billion at the end of 2019).

Credicorp’s funding structure shows an on-going growth in total deposits throughout 2021, despite a decrease of Severance indemnity deposits driven by government-mandated facilities to withdrawal 100% of available funds, deposits registered a funding share of 76.9%, as compared to 74.4% at the end of 2020 (and 78.9% at the end of 2019).

The increase in deposits was mainly associated with saving deposits and demand deposits, which increased by 13.7% and 7.5% respectively, as compared to 2020. It is important to note that the shares of savings deposits and non-interest-bearing demand deposits continued to increase within the deposits mix (72.4% at the end of 2021, as compared to 68.6% in 2020 and 56.7% in 2019). Both types of deposits are considered low-cost alternatives within the mix of deposits.

With respect to other funding sources, our analysis shows a decrease in the volume of BCRP instruments in 2021, representing 10.1% of total funding (on December 31, 2020, they represented 13.4% of total funding). This decrease was a result of the amortization of Reactiva Program funding instruments. It is important to mention that these funding sources were administrated at low rates.

Finally, as part of its Liability Management strategy, BCP Stand-alone executed a new issuance of international subordinated bond for US$500 million in March with a coupon rate of 3.25% and an expiration in 2031 with the objective of reprofiling expiration dates in a context of low market rates. This issuance was used to exchanges of subordinated callable bonds 2026 and 2027 awarded at rates of 6.875% and 6.125% respectively.

Content
5.3 Total Equity

	2019	2020	2021	2021 - 2020	2020-2019
	in millions of Soles			% Change
Capital stock	1,319	1,319	1,319	-	-
Treasury stock	(208)	(208)	(208)	-	-
Capital surplus	226	192	229	19.3	(15.0)
Reserves	19,438	21,430	21,364	(0.3)	10.2
Other reserves	1,088	1,866	237	(87.3)	71.5
Retained earnings	4,375	347	3,556	924.8	(92.1)
Equity before non-controlling interest	26,238	24,946	26,497	6.2	(4.9)
Non-controlling interest	508	500	540	8.0	(1.6)
Total equity	26,746	25,446	27,037	6.3	(4.9)

As of December 31, 2021, we had total equity of S/27.0 billion, a 6.3% increase from S/25.4 billion as of December 31, 2020, which was an 4.9% decrease compared to S/26.7 billion as of December 31, 2019.

During 2019, 2020 and 2021, we had 94,382,317 issued shares each at US$5.00 par value.

As provided in Note 18 to our consolidated financial statements, on December 31, 2021, 14,850,369 of our issued shares were treasury stock. The term “treasury stock,” as used in this Annual Report and our consolidated financial statements, follows the IFRS definition of treasury stock, which includes (i) shares acquired and held by subsidiaries and members of the consolidated group and (ii) shares sold, issued or cancelled in connection with employee share option plans, employee share purchase plans and all other share-based payments arrangements. The term “treasury stock” is not related to the term “treasury shares” as used under the Companies Act 1981 of Bermuda, which defines “treasury shares” (in Section 42B of such Act) as shares that (i) were (or are treated as having been) acquired directly by the company that issued the shares and have not been cancelled and (ii) have been continuously held by the company since they were acquired. Credicorp is not allowed to hold “treasury shares” as such term is used under Bermuda Law.  Under Bermuda law, a company cannot (i) exercise any rights with respect to treasury shares, including any right to attend and vote at meetings or (ii) pay dividends with respect to treasury shares.

Content
We present below the following table presents our treasury stock as of December 31, 2021:

	As of December 31, 2021
	Shares of the Group		Shared-based payment (1)		Total treasury stock
	Soles in thousands	Units	Soles in thousands	Units	Soles in thousands	Units
Atlantic Security Holding Corporation	204,326	14,620,846	-	-	204,326	14,620,846
BCP	-	-	1,875	134,133	1,875	134,133
Grupo Credito			110	7,871	110	7,871
Pacifico Seguros	-	-	321	22,966	321	22,966
Credicorp Capital Servicios Financieros	-	-	217	15,561	217	15,561
Mibanco	-	-	201	14,418	201	14,418
ASB Bank Corp. (Atlantic Security Bank)	-	-	156	11,193	156	11,193
Prima AFP	-	-	90	6,406	90	6,406
Other entities	-	-	237	16,975	237	16,975
Total	204,326	14,620,846	3,207	229,523	207,533	14,850,369

(1)
Correspond to Credicorp’s long-term compensation program that were granted to its employees and senior management, for which they have the right to vote. These stocks are not vested at December 31, 2021. For further detail refer to Note 20 to the consolidated financial statements and ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – 7. A Major Shareholders.

At meetings held on February 25, 2021, February 27, 2020, and February 27, 2019, the Board of Directors decided to transfer S/347.0 million, S/1,977.1 million and S/1,858.8 million, respectively, from “Retained earnings” to “Reserves”.

During 2021, 2020 and 2019, Credicorp paid cash dividends, net of the effect of treasury stock, of approximately US$96.5 million, US$702.1 million and US$669.7 million, respectively (equivalent to approximately S/398.8 million, S/2,392.8 million and S/2,233.3 million, respectively). Thus, during these years, cash dividend payouts per share totaled US$1.2, US$8.8, and US$8.4, respectively. In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. On December 31, 2019, 2020 and 2021 dividends paid by our Peruvian subsidiaries to Credicorp were subject to a 5% withholding tax.

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

Content
The following table reflects our off-balance sheet arrangements as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles)
Off-balance-sheet exposure
Guarantees and stand-by letters	18,894,456	18,562,120	20,455,238
Import and export letters of credit	2,186,579	2,411,690	2,459,105
Sub Total	21,081,035	20,973,810	22,914,343

Responsibilities under credit line agreements (*)	75,615,563	86,074,859	88,382,322

Derivatives (notional amount)
Forwards	27,422,634	22,030,623	28,618,406
Currency swaps	8,177,179	9,095,243	15,935,149
Options	1,565,083	426,848	576,398
Interest rate swaps	31,052,559	22,162,392	27,634,201
Cross currency swaps	1,221,030	1,096,911	806,290
Cross currency swaps and interest rate swaps	265,120	-	-
Futures	16,901	32,589	72,165
Sub Total	69,720,506	54,844,606	73,642,609

Total	166,417,104	161,893,275	184,939,274

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

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2021, and 2020, the nominal amounts for forward currency purchase and sale agreements, which in general have maturities of less than one year, were approximately S/22,030.6 million and S/28,618,4 million, respectively.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2020, and 2021, the forward contracts’ net position was approximately (S/6,293.9) million and S/539.9 million, respectively.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swap contracts are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract’s inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2021, the notional amount of open interest rate and currency swap contracts was approximately S/43,569.4 million, compared to approximately S/31,257.6 million as of December 31, 2020, see Note 13(b) to the consolidated financial statements.

Content
Cross-currency swap contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2021, the notional amount of cross-currency swap contracts was approximately S/806.3 million compared to approximately S/1,096.9 million as of December 31, 2020; see Note 13(b) to the consolidated financial statements.

As of December 31, 2021, the fair values of the asset and liability forward-exchange contracts, options, futures and interest rate and cross-currency swaps amounted to approximately S/1,661.6 million and S/1,524.8 million, respectively (compared to approximately S/1,214.5 million and S/1,205.2 million as of December 31, 2020) and are included under the “Other assets and other liabilities” section of the consolidated statements of financial position, respectively, see Note 13(b) to the consolidated financial statements.

(6) Lines of Business (LoBs)

6.1   Universal Banking

6.1.1   BCP Stand-alone

Asset Structure

At the end of 2021, BCP Stand-alone’s total assets amounted to S/187.0 billion, which represents a 2.3% increase compared to S/182.9 billion in 2020 (and S/141.9 billion in 2019). The increase in total assets in 2021 was mainly explained by the growth of our loan portfolio, which grew by 8.2% in 2021 totaling S/122.8 billion compared S/113.5 billion in 2020 (and S/95.5 billion in 2019).

In 2021, BCP Stand-alone’s total loans grew 9.4%, in average daily balances, driven by growth in Retail Banking led by SME-Pyme, SME-Business, Mortgage and the Consumer segments which experienced better dynamics by year-end due to seasonality and loosening pandemic restrictions. The inflows of loans from Reactiva Peru also contributed to this growth.

For further analysis of our asset structure, please see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Loan evolution”.

Content
Portfolio Quality

The internal overdue loan ratio at BCP Stand-alone increased to 3.67% in 2021, compared to 3.19% in 2020 (which represented an increase from 2.69% in 2019). This was mainly driven by the SME and Wholesale Banking segments, specifically due to clients from the Government Program Portfolio.  For further analysis of the ratio per business segment, see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Portfolio quality” (bullets one to six).

BCP Stand-alone’s provisions for credit losses on loan portfolio, net of recoveries decreased by 82.4%, with respect to 2020 (in comparison to the 230.1% increase in 2020 with respect to 2019) attributable to economic reactivation, growth in individuals’ liquidity due to Government reliefs, and an increase in transactional activity. The decrease in provisions was seen among all segments, situating BCP Stand-alone’s cost of risk at 0.65% in 2021 (in comparison to 3.98% in 2020), representing historic lows.

Funding Structure

At the end of 2021, BCP Stand-alone’s total funding increased by 0.8% (in comparison to 33.8% in 2020 and 4.4% in 2019), due to higher volumes of deposits and lower BCRP instruments, which decreased by 24.6% fueled by amortizations of Reactiva loans.

As a result of (i) higher personal liquidity after AFPs and Severance Indemnity funds were released and (ii) an exchange rate effect, total deposits grew to S/123.8 billion (as compared to S/118.3 billion in 2020 and S/90.8 billion in 2019). The growth mainly due to savings deposits and demand deposits, which grew 14.0% and 5.5% respectively.

Financial Ratios

BCP Stand-alone’s net earnings contribution to Credicorp totaled S/3,312.2 million in 2021, which represented an increase of 446.8% with regard to the S/605.8 million reported in 2020 (and S/3,163.2 million in 2019). This was a result of the lower level of provisions for credit losses, higher net interest income, fee income and net gain from foreign exchange transactions in line with economy reactivation during 2021.

BCP Stand-alone’s ROAE contribution to Credicorp was 18.8% in 2021 (compared to 1.4% in 2020 and 20.4% in 2019). The higher contribution in 2021 reflects (i) an increase in net interest income as government program loans with lower rates were replaced by structural loans with higher rates and (ii) an increase in fee income as a result of higher transactional volumes in line with economic reactivation, despite a challenging regulatory environment.

NIM stood at 3.52% in 2021, representing a decline of 48 basis points with regard to 2020’s NIM of 3.94% (and 4.83% in 2019). This decline was in line with the lower market rates and the impact of Reactiva loans in BCP balances.

Content
In 2021, the efficiency ratio at BCP Stand-alone stood at 43.4% (versus 40.9% in 2020 and 40.9% in 2019). This was a result of growth in administrative and general expenses and taxes given digital transformation investment and expenses in technology, data analysis and consultancy. In addition, Salaries and Employee Benefits increase, after earnings rose in a context marked by economic reactivation and moves to hire more specialized technical profiles under our digital transformation strategy.

6.1.2 BCP Bolivia

Asset Structure

By the end of 2021, BCP Bolivia’s total assets amounted to S/13.8 billion, which represents a 10.4% increase compared to S/12.5 billion in 2020. The increase in the loan portfolio was approximately 8.7%. At the same time, temporary and permanent investments grew by 20.2%. Adjusting for variations in the Peruvian Sol to Boliviano exchange rate, in 2021, the growth rate would have been 0.8% in total assets, (1.0%) in the loan portfolio, and 9.5% in the temporary and permanent investments.

Portfolio Quality

BCP Bolivia’s allowance for loan losses fall 98.59% after especially high provision were registered in 2020 due to COVID-19 pandemic.  The internal overdue ratio has improved by 8 basis points, from 1.01% in 2020 to 0.94% in 2021.

Funding Structure

By the end of 2021, BCP Bolivia increased its total liabilities by 10.0%, in comparison to the increase of 20.9% in 2020. This includes an increase in total deposits of 7.8%. Adjusting for variations in the Peruvian Sol to Boliviano exchange rate, the growth rate in total liabilities would have been 0.3% and (1.8%) in total customer deposits.

6.2 Microfinance

6.2.1 Mibanco Peru

Asset Structure

Total assets at Mibanco were S/16.2 billion as of December 31, 2021 (compared to S/15.6 billion as of December 31, 2020 and S/13.7 billion as of December 31, 2019). The 3.3% increase in total assets in 2021 reflects growth in the loan portfolio, an increase in short term investments to make excess liquidity more profitable and a decrease in provisions for loans losses as higher provision were registered due to COVID-19 pandemic in 2020.

Content
On December 31, 2021, Mibanco’s loans totaled S/13.5 billion, which represent 4.5% growth with respect to 2020 (compared to 20.5% and 6.8% in 2020 and 2019 respectively). The growth was driven by structural loans, the majority of which were concentrated in the SME-Small segment, which registered a 12.5% increase in its loan level in 2021 (compared to an increase of 15.1% in 2020 and 9.5% in 2019). This was partially offset by a decrease in microbusiness of 11.1% in 2021 (compared to an increase of 46.5% in 2020 and a decrease of 0.9% in 2019). The small business and micro business segments represented a higher share of total loans in 2021 with shares of 61.5% and 27.0% respectively (as compared to 56.5% and 31.4% in 2020 and 60.0% and 26.2% in 2019). Finally, the loan portfolio represented 83.3% of total interest-earning assets in 2021 (as compared to 79.8% in 2020).

Cash and investments decreased by 18.13% in 2021 (as compared to an increase of 23.57% in 2020 and decrease of 18.10% in 2019). This was attributable to a year-over-year decrease in liquid assets that were necessary to cover the outflow of retail time deposits.

Portfolio Quality

Despite the deterioration observed in credit quality during 2020 due to COVID-19 pandemic impacts in the economy, the credit quality improved in 2021 and the cost of risk was situated at 3.2% by the end of 2021 (as compared to 8.4% and 3.8% in 2020 and 2019 respectively). The decrease in cost of risk was primarily driven by methodological adjustments models parameter and to a decrease in risk levels, which was attributable to an improvement in originations, and to collection processes. The coverage ratio for total loans in 2021 was situated at 8.5% (as compared to 14.1% and 8.7% in 2020 and 2019 respectively).

Funding Structure

On December 31, 2021, total liabilities at Mibanco amounted to S/13.8 billion, which represent an increase of 1.9% as compared to S/13.5 billion at the end of 2020 (and S/11.7 billion at the end of 2019). In 2021, Mibanco’s funding strategy reflected an increase in due to other banks and in institutional deposits, which were partially offset by the amortizations of the government-backed Reactiva and FAE-Mype loans and a decrease in retail time deposits.

In 2021, total deposits continued to represent the largest source of funding, accounting for 61.1% (as compared to 64.0% in 2020 and 73.4% in 2019) of total liabilities. The significant growth in due to other banks was driven by the amortizations of government-backed Reactiva and FAE-Mype loans and a decrease in Mibanco’s share of retail time deposits. Nonetheless, there was a significant increase in institutional time deposits which grew by 14.9%. This new funding structure and lower market rates led our funding cost to fall to 2.22% by the end of 2021 (as compared to 2.28% at the end of 2020 and 4.11% at the end of 2019).

Content
In 2021, retail time deposits and CTS funds fell as a result of the country’s political uncertainty. In that context, Mibanco took advantage of lower market interest rates and at the same time improve its funding structure to cover its funding needs.

Financial ratios

Net earnings at Mibanco totaled S/266.1 million in 2021, as compared to S/379.0 million in net losses in 2020 (and S/401.1 million in net earnings in 2019). Net earnings attributable to Credicorp totaled S/260.2 million in 2021, as compared to net losses of S/370.5 million in 2020 (and net earnings of S/391.7 million in 2019).

Mibanco’s ROAE contribution to Credicorp was 11.9% in 2021 (a positive contribution, as compared to its contribution of (18.1%) and 20.1% in 2020 and 2019 respectively). This increase reflects (i) a decline in net provisions for loan losses, in line with better economic modeling scenarios and an improvement in originations and collection processes; and (ii) an increase in net interest income. The aforementioned was partially offset by (i) a decrease in non-interest income driven by lower fees from bancassurances as a result of a decrease in transaction levels during 2021; and (ii) higher operating expenses due to the execution of strategic initiatives.

NIM was situated at 11.9% in 2021 which represents an increase of 101 basis points as compared to last year’s NIM (10.8% in 2020 and 14.9% in 2019). The increase in NIM was fueled by growth in the loan portfolio, higher interest rates and more profitable asset mix, which was boosted by a decrease in interest expenses due to lower market interest rates and an improvement in the funding mix.

In 2021, Mibanco’s efficiency ratio was 55.8%, which represents a decrease as compared to the 63.1% and an increase to the 53.1% ratios registered for 2020 and 2019 respectively. This result was primarily attributable to an increase in net interest income which was partially offset by operating expenses increase due to higher provisions for contingencies and distribution of profits, as well as execution of strategic initiatives and marketing campaigns.

6.2.2 Mibanco Colombia

At Mibanco Colombia, the loan portfolio totaled $1,079.3 billion pesos at year-end, which represents an increase of 22.3% year-over-year. The year´s growth was sustained by the increase in the productivity (monthly loans disbursed per executive). The microcredit segment registered a stronger pace of recovery and represented 73.08% of total gross loans at the end of December 2021.

The interest income and other income increase were in line with the growth in gross loan. The increases generated were 12% and 10%, respectively.

Content
Our funding cost fell 156 basis points between 2020 and 2021, which was primarily attributable to liquidity excess in the market and to a decrease in the reference rate, which was situated at 1.75% during the first 9 months of the year. As of December 31, 2021, the reference rate was 3% given the inflationary pressures of the region.

Better macroeconomic expectations and improvements in collection management generated a significant decrease in net provisions for loan losses. NPL ratio 30 days closed at 6%, 146 basis points less than 2020. These facts generated a cost of risk of (0.70%) for the end of 2021.

Finally, Mibanco Colombia’s operating expenses increased 1% due to higher salaries and employees’ benefits driven by the increase in our loan officers during 2021. In addition, important expenses were made such as: remodeling of agencies, digital transformation, organizational culture and strengthening of administrative positions. The efficiency ratio improved from 96.9% in 2020 to 79.08% in 2021.

6.3 Insurance & Pensions

6.3.1 Grupo Pacifico

Net Profits

Grupo Pacifico’s net profit before non-controlling interest reported a loss of (S/130.5) million in 2021, 167.0% lower than its S/194.6 million reported in 2020 (compared to S/381.5 million in 2019). Lower net profit was mainly associated with:

•
A decrease in Life insurance business, which totaled (S/341.9) million in 2021, 548.8% lower than the (S/53.7) million reported in 2020 and S/234.8 million in 2019. This decrease was primarily due to an increase in net claims as a consequence of the excess mortality of the second wave of COVID-19, where we have protected thousands of families since the beginning of the pandemic. Pacifico’s Life insurance claims topped over S/1 billion, the highest amount paid by any company in the history of the Peruvian insurance market. This was partially offset by an increase in written premiums and higher net financial income.

•
A decrease in P&C insurance business, which totaled S/148.5 million in 2021, 17.8% lower than the S/180.7 million reported in 2020 and S/73.5 million in 2019. This decrease is attributable to an increase in net claims as a result of higher case frequency in Medical Assistance, Cars and Commercial Lines due to fewer confinement measures were imposed by the government in 2021 compared to 2020. This was partially offset by an increase in written premiums.

•
A decrease in the Corporate health insurance and medical services (only 50% of this business profits corresponds to Grupo Pacifico, given the partnership with Banmedica), which totaled S/53.8 million in 2021, 10.2% lower than the S/59.9 million reported in 2020 and higher than S/53.5 million reported in 2019.

Content
The aforementioned was partially offset by an increase in the Crediseguro business, which represented S/8.4 million in 2021, 15.8% higher than the S/7.3 million reported in 2020 and S/19.5 million in 2019.

Grupo Pacifico’s net profit contribution to Credicorp was (S/129.3) million in 2021, 167.3% lower than the S/192.0 million reported in 2020.

Grupo Pacifico reported written premiums of S/4,339.2 million in 2021, which represented an increase of 17.0% compared to 2020. This was mainly attributable to disability and survivorship, annuities, commercial lines, individual life, medical assistance, and credit life, but attenuated by SOAT.

Written premiums (1)

	2019	2020	2021
	(in thousands of Soles)
TOTAL WRITTEN PREMIUMS (2)	3,664,067	3,707,525	4,339,198
P&C Business	1,668,763	1,656,302	1,813,579
Commercial Lines	441,540	478,822	586,832
Personal Lines (3)	340,889	332,545	343,639
Automobile	401,512	349,202	348,943
Medical Assistance	484,822	495,733	534,165
Life Business	1,942,239	1,991,417	2,460,277
Annuities Line	471,953	473,303	606,710
Credit Life	488,853	521,296	552,019
Individual Life	381,999	403,782	485,005
Group Life	213,364	223,556	250,321
Disability and Survivorship	386,070	369,480	566,222
Crediseguro	53,066	59,806	65,344

(1) The association with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers, and laboratories) must be reported as an investment in subsidiaries and are not consolidates in the Grupo Pacifico financial statements. Both businesses are managed by Banmedica, and Grupo Pacifico receives 50% of net earnings.
(2) Without eliminations
(3) From the year 2019 the Personal Accident line is included in Personal Lines in P&C Business.

Content
Financial Ratios

Grupo Pacifico’s ROAE was (5.0%) in 2021, lower than its return of 6.7% in 2020. This was explained by (i) lower underwriting results in the Life business due to the increase in net claims explained by the excess mortality generated as a consequence of the second wave COVID-19 pandemic, (ii) lower underwriting result in the P&C business was attributable to growth in claims through the Medical Assistance, Cars and Commercial Lines due to an uptick in claims frequency and severity after mobilization. These effects were mitigated by higher net financial income in Life business due to higher financial income, lower impairment loss and higher value fluctuation.

ROAE (1)	2019	2020	2021
Grupo Pacifico	14.1%	6.7%	(5.0%)
Grupo Pacifico (2)	16.5%	8.2%	(6.0%)

(1)
Annualized and average are determined as the average of period beginning and period ending. Includes 50% of corporate health insurance and medical services business results due to the agreement with Banmedica. Figures do not include eliminations for Credicorp’s consolidation purposes.

(2)	Exclude unrealized gains or losses.

P&C Insurance Business

Grupo Pacifico’s P&C insurance business achieved net profit of S/148.5 million in 2021, which was 17.8% lower than the S/180.7 million reported in 2020. This decrease is attributable to (i) a decrease in underwriting result due to higher net claims, (ii) lower financial net income and (iii) higher operating expenses. This was partially offset by an increase in net premiums and lower underwriting expenses.

The 2021 underwriting result fell 8.3% from 2020, which was mainly attributable to an increase in net claims and higher acquisition cost, which was partially offset by an increase in written premiums.

Net claims increased 17.4% was attributable to growth in claims through the Medical Assistance, Cars and Commercial Lines due to an uptick in claims frequency and severity after mobilization restrictions were lifted in the year. As a result, the loss ratio in 2021 was 46.7% higher than 41.5% in 2020 because of the increase in claims as discussed above.

The net financial income decreased 39.1% from 2020 due to higher impairment loss and loss on sale of securities

Written premiums totaled S/1,813.6 million in 2021, which represented an increase of 9.5% compared to 2020. This increase was mainly attributable to Commercial Lines, due to the volume of policy renewals in Fire, Third-party Liability and Transportation risks; Medical Assistance, due to growth in premium renewals for comprehensive health and oncological products; Cars, due to an increase in renewals in the Brokers and Digital Sales channels, and Personal lines, due to an increase in policy issuances for the credit card product through digital sales and Personal Accidents. The aforementioned is lower than market growth (+15.1%). However, Pacifico maintained the second place in the P&C business with 21.3% of market share as of December 31, 2021, (versus 22.5% at the end of 2020), according to SBS.

Content
The decrease in the acquisition cost was associated with lower net underwriting expenses given that the expenses registered in 2020 was particularly high in Cars (in line with premium reimbursements in the context of the pandemic). This was attenuated by higher fees attributable to higher written premiums.

Net Profit and Selected Ratios for Grupo Pacifico’s - P&C business (1)

	2019	2020	2021
	(in thousands of Soles)
Written premiums	1,668,762	1,656,303	1,813,578
Ceded premiums	(445,380)	(484,783)	(572,362)
Reserves	(23,942)	(2,607)	(24,147)
Net earned premiums	1,199,440	1,168,913	1,217,069
Net claims	(652,743)	(484,617)	(568,784)
Acquisition cost (2)	(263,798)	(256,896)	(256,183)
Underwriting result	282,899	427,400	392,102
Net financial income	78,760	56,190	34,201
Total expenses	(275,495)	(267,490)	(272,894)
Other income/loss	12,963	11,362	21,126
Translation result	(2,988)	5,269	21,116
Gain (loss) from Grupo Pacifico and Banmedica agreement	(22,636)	(52,020)	(47,176)
Income tax	-	-	-
Income before minority interest	73,502	180,711	148,475
Non-controlling interest	-	-	-
Net profit	73,503	180,711	148,475

Loss ratio (3)	54.4%	41.5%	46.7%
Acquisition cost ratio (4)	22.0%	22.0%	21.0%
Operating expenses / net earned premiums	23.0%	22.9%	22.4%
Combined ratio of P&C (5)	99.4%	86.3%	90.2%

(1)	Financial statements without consolidation adjustments.
(2)	Fees + Underwriting expenses, net
(3)	Net claims / Net earned premiums.
(4)	Acquisition cost / net earned premiums
(5)	(Net claims / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Life Insurance Business

Grupo Pacifico’s life insurance business’s net profit was (S/341.9) million in 2021, which was 536.9% below the (S/53.7) million reported in 2020. This decrease was mainly attributable to (i) a significant uptick in net claims, (ii) higher acquisition cost and total expenses and (iii) lower other income and translations results. These effects were mitigated by an important increase in written premiums and higher net financial income.

Content
In 2021, net claims increased by 44% compared to 2020, due to the excess mortality generated as a consequence of the second wave COVID-19 pandemic, mainly in D&S and Credit Life. This resulted in an increased loss ratio from 55.5% in 2020 to 80.5% in 2021.

Grupo Pacifico’s life insurance business reported written premiums of S/2,460.3 million in 2021, which represented an increase of 23.5% compared to 2020. This result is explained by the country’s economic recovery, mainly attributable to (i) D&S, which experienced an uptick in premium collections under the new SISCO V regimen via an increase in the premium rate; (ii) Annuities, due to growth in sales of Survivorship Annuities; (iii) Individual Life, which registered higher sales and an exchange rate effect; (iv) Credit life through the bancassurance channel due to higher sales; and (v) Group Life mainly by Statutory Life product. All these effects contributed to maintaining Grupo Pacifico’s leadership in the market, according to the SBS.

The acquisition cost ratio increased in 2021 compared to 2020 mainly due to the increase in fees in Individual life and Credit life according to higher premiums.

Financial income grew by 24% in 2021 compared to 2020 as a result of the increase in financial income as a result of an optimal investment management in terms of profitability and control, despite the volatile capital context during the second wave COVID-19 pandemic and the political situation.

Net Profit and Selected Ratios for Grupo Pacifico’s- Life business (1)

	2019	2020	2021
	(in thousands of Soles)
Written premiums	1,942,239	1,991,417	2,460,276
Ceded premiums	(113,551)	(108,054)	(206,584)
Reserves	(657,542)	(654,610)	(852,876)
Net earned premiums	1,171,146	1,228,753	1,400,816
Net claims	(882,953)	(1,210,213)	(1,742,093)
Acquisition cost (2)	(427,474)	(439,226)	(462,563)
Underwriting result	(139,281)	(420,686)	(803,840)
Net financial income	487,383	499,805	619,928
Total expenses	(122,006)	(130,005)	(138,822)
Other income/loss	6,236	4,511	2,353
Translations results	2,468	(7,314)	(21,567)
Income before minority interest	234,800	(53,689)	(341,948)
Non-controlling interest	-	-	-
Net profit	234,800	(53,689)	(341,948)

Loss ratio (3)	33.6%	55.5%	80.5%
Acquisition cost ratio (4)	36.5%	35.7%	33.0%
Operating expenses / net earned premiums	10.4%	10.6%	9.9%
Combined ratio of Life (5)	80.5%	104.1%	123.5%

(1)	Financial statements without consolidation adjustments.
(2)	Fees + underwriting expenses, net
(3)	(Net claims + Financial Income without real estate sales, impairment loss and fluctuation)/ Net earned premiums.
(4)	Acquisition cost / net earned premiums
(5)	(Net claims + Financial Income without real estate sales, impairment loss and fluctuation + Reserves / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Corporate Health and Medical Services Insurance Business

Corporate health insurance and medical services achieved a net profit of S/107.6 million in 2021, which was 10.2% lower than the S/119.7 million reported in 2020. This decrease in net profit can be attributed to a lower net profit in corporate health insurance, as a result of a higher expense for COVID-19 claims and also for the recovery of claims for other diseases, while in 2020 there is a lower consumption of claims during the first semester of 2020 (pandemic quarantine). The decrease in net profit was offset by an increase in medical services income, which was mainly attributable to health clinics and specialized clinics (S/102.3 million in 2021 versus S/28.2 million in 2020) as a result of an increase in the demand for services.

Content
Net Profit and Selected Ratios for Grupo Pacifico’s Corporate Health Insurance & Medical Services (1)

	2019	2020	2021
	(in thousands of Soles)
Written premiums	1,013,346	1,131,466	1,195,094
Ceded premiums	(6,483)	(12,706)	(15,086)
Reserves	(373)	651	(7,610)
Net earned premiums	1,006,490	1,119,411	1,172,398
Net claims	(848,003)	(854,107)	(1,019,908)
Acquisition cost (2)	(59,991)	(57,659)	(62,093)
Underwriting result	98,496	207,645	90,397
Net financial income	4,985	5,851	6,217
Total expenses	(74,902)	(86,281)	(88,112)
Other income/loss	5,223	3,199	3,502
Translation results	115	3,352	6,659
Income tax	(10,538)	(42,202)	(13,436)
Net profit Corporate health insurance	23,379	91,564	5,227
Medical Services	77,027	28,180	102,352
Net profit	100,406	119,744	107,579

Loss ratio (3)	84.3%	76.3%	87.0%
Acquisition cost ratio 4)	6.0%	5.2%	5.3%
Operating expenses / net earned premiums	7.4%	7.7%	7.5%
Combined ratio (5)	97.7%	89.2%	99.8%

(1)	Financial statements without consolidation adjustments.
(2)	Fees + underwriting expenses, net
(3)	(Net claims)/ Net earned premiums.
(4)	Acquisition cost / net earned premiums
(5)	(Net claims / Net earned premiums) + [(Acquisition cost + Total expenses) / Net earned premiums].

Underwriting, Actuarial and Reinsurance

Underwriting guidelines for substantially all the risks associated with the P&C and corporate health insurance business are developed by profit centers in collaboration with the actuarial staff. Grupo Pacifico’s P&C insurance business unit has an engineering staff that ensures that most medium and medium-to-large commercial properties are insured for risks prior to underwriting, while third party surveyors are employed to inspect smaller and/or lower risk properties. Pricing and underwriting guidelines, rates, and approval thresholds for these risks, are periodically reviewed by the staff, reported to the Risk and Pricing Committees, and continuously monitored to ensure that they are within competitive market conditions and profitability targets.

Grupo Pacifico’s P&C insurance business transfers risks to reinsurers in order to limit maximum aggregate potential losses and minimize exposures to large individual risks. Reinsurance companies are chosen based on the evaluation of the credit quality of the reinsurer, financial rating, terms of coverage and price. The P&C insurance business acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements and/or the interests of Peruvian clients in the Latin American region.

Historically, Grupo Pacifico’s P&C insurance business has obtained reinsurance for a substantial portion of its earthquake-related insurance portfolio through excess loss reinsurance treaties. In 2012, Grupo Pacifico’s P&C insurance business negotiated proportional reinsurance support for this portfolio, which it maintains as of December 31, 2021. The insurance business has property catastrophe reinsurance coverage that covers its probable maximum loss under local regulatory requirements. However, there is no guarantee that a major catastrophe would not have a material adverse impact on Grupo Pacifico’s financial condition and/or its operations.

In 2021, Grupo Pacifico’s total ceded reinsurance premiums totaled approximately US$197.0 million (approximately 18.2% of total group written premiums), of which approximately 90% were ceded to carriers with A- and above ratings.

Grupo Pacifico’s life insurance business holds excess loss reinsurance contracts for its individual life, personal accident, group life and credit life products; in the case of work compensation risk insurance and D&S products, a quota share contract is held. Catastrophic reinsurance contracts cover all of Grupo Pacifico’s lifelines (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the annuity line. Life premiums ceded to reinsurers represented less than 8.5% of the life insurance businesses written premiums in 2021.

Content
Investment Portfolio

Grupo Pacifico’s investments are primarily made to meet its solvency equity ratio and provide reserves for its claims. Investments are managed by product within P&C and life insurance business; and are designed to contain sufficient assets to match the company’s liabilities. Grupo Pacifico has adopted strict policies related to investment decisions that are reviewed and approved by Grupo Pacifico’s Board of Directors on a monthly basis. Grupo Pacifico invests in local and international markets, emphasizing investments in Peru, the United States, and Latin America.

As of December 31, 2021, the market value of Grupo Pacifico’s investment portfolio was S/14,021 million, which included mainly S/11,542 million in fixed income instruments, S/1,370 million in investment properties, S/707 million in equity securities, and S/402 million in alternative investments. This diversified portfolio follows an asset-liability management strategy focused on cash flow, duration, and currency matching of assets (portfolio) and liabilities (reserves), as well as on supporting Grupo Pacifico’s capital structure. Grupo Pacifico’s financial income increased by 18% in 2021 to S/654.3 million from S/555.9 million in 2020.

6.3.2 Prima AFP

As of December 31, 2021, the number of affiliates in Prima AFP was 2.3 million, slightly lower than the 2.4 million in 2020 and 2.4 million in 2019.

Prima AFP’s funds under management reached S/40.1 billion in 2021, which was 19.4% lower than the S/49.8 billion in 2020 and 26.0% lower than the S/54.2 billion in 2019. The decrease was mainly due to fund withdrawal approved by the government in response to the COVID-19 pandemic. In 2021, nominal annual yields were 0.7%, -2.2%, 6.4%, and 18.9% for Funds 0, 1, 2, and 3, respectively. Since 2006, Prima AFP’s nominal annualized yields were 6.5%, 7.6%, and 6.8% for Funds 1, 2, and 3 respectively.

Prima AFP’s revenues were S/378.7 million in 2021, higher than S/352.1 million in 2020 and lower than S/403.3 in 2019.

Additionally, operating expenses amounted to S/189.5 million in 2021, which was an increase as compared to S/162.3 million in 2020 and S/172.1 million in 2019. This increase was mainly due to higher projects, technology, and personnel expense.

Prima AFP’s net profit was S/146.1.million in 2021, which was a decrease compared to S/148.1 million and S/196.6 million in 2020 and 2019, respectively. In 2021, Prima AFP’s ROAE increased to 22.9% compared to 21.2% in 2020 and decreased compared to 29.5% in 2019.

Content
The following table summarizes the administration fees charged by the AFPs’ for PPS in 2021:

AFP	Remuneration scheme	Mixed-commission scheme
	Monthly fee on salary	Monthly fee on salary	Annual fee on funds
Prima AFP	1.60%	0.18%	1.25%
AFP Integra	1.55%	0.00%	0.79%
Profuturo AFP	1.69%	0.28%	1.20%
AFP Habitat	1.47%	0.23%	1.25%

As of December 31, 2021, Prima AFP had S/839.8 million in assets (compared to S/1,107.7 million and S/982.6 million as of December 31, 2020 and December 31, 2019, respectively), S/265.2 million in liabilities (compared to S/407.5 million and S/284.7 million as of December 31, 2020 and December 31, 2019, respectively), and shareholders’ equity of S/574.6 million (compared to S/700.2 million and S/697.9 million as of December 31, 2020 and December 31, 2019, respectively).

6.4 Investment Banking and Wealth Management

Our Investment Banking and Wealth Management LoB registered a net profit attributable to Credicorp of S/163.9 million in 2021. During this year, we faced a particularly challenging context in which, in addition to the challenges brought by the COVID-19 pandemic, we went through periods of high political uncertainty and social instability in the region. This situation had an impact on the performance and dynamism of our business units, especially those with higher volatility, and tested the company’s ability to adapt to the new needs of our customers while developing ongoing key strategic projects for our future growth. This year, despite the difficult conditions and adversities, we maintained our leadership position in financial advisory services to the region’s main companies, reaching total revenues that exceeded 2020 figures by 8%.

6.4.1 Corporate Finance

Our Corporate Finance business was affected by a context in which both economic and market conditions proved unfavorable for the execution of corporate transactions. However, we achieved to execute a series of large-scale transactions throughout 2021 (mainly towards the last quarter of the year), including the structuring of the loans granted to Aeropuertos del Peru, Cementos Pacasmayo, Ferrocarril Central Andino and Universidad Tecnologica del Peru in Peru; and a series of transactions in Colombia (especially in Advisory and M&A) where the business grew considerably as compared to the previous year.

Content
6.4.2 Asset Management

In our Asset Management business, market conditions driven by the political and social context led to early withdrawals from local traditional funds during the second and third quarters of the year. This was mainly attributable to Peru, where Mutual Funds lost assets under management by almost 50% between April (where the first round of the presidential elections took place) and the end of the year. However, local asset outflows where partially offset as part of this funds migrated to our offshore platforms, where we offer proprietary funds under regional strategies (such as our Vision Global funds and Luxembourg funds) and third-party funds to our private banking and institutional clients. Clients were attracted by an offer of products that maintained international standards and competitive returns, as well as an investment team with knowledge and specialization in the Latin American market.

 By the end of the year, total assets under management, including institutional and retail clients, exceeded S/94 billion, representing a decrease of 1.5% compared to the previous year. Nonetheless, revenues exceeded results in 2020 by 29%, boosted by the growth in traditional and third-party offshore funds (especially from Peruvian clients), higher revenues from distribution of third-party products (especially in Chile and Colombia) and a continued development of a regional platform of alternative funds.

One of the main objectives for the business is to expand our offering outside the region, mainly through our platform fund in Luxembourg, which, in 2021, exceeded US$790 million in assets under management among four funds, with a significant participation of institutional clients within the region. We plan to continue enhancing our Luxembourg platform with new strategies, as well as reaching new pockets of funds in foreign markets through alliances with placement agents in Europe and the United States.

Asset Management Assets under Management
	2019	2020	2021
	(in millions of Soles)
Assets under management – Peru (1)	24,832	34,815	29,074
Assets under management – Colombia	12,153	23,906	27,853
Assets under management – Chile	24,494	37,112	37,512
Total assets under management	61,479	95,834	94,438

Total assets under custody	68,829	85,127	83,538

(1)
Includes assets under management in ASB Bank Corp. Includes assets under management for which there is a service agreement between ASB and Credicorp Capital for the latter to perform functions as Portfolio Manager (ASB Bank Corp. funds in millions of Soles are: S/5,563, S/6,490 and S/10,672 in 2019, 2020 and 2021 respectively).

Content
6.4.3 Capital Markets

Our Capital Markets business was significantly affected by the volatility introduced by the political and social context in the region. Revenues in the management of proprietary trading positions, including long and short positioning strategies, together with hedging strategies with derivatives instruments, decreased as compared to 2020. On the other hand, our sales business saw higher traded volumes in Peru, as our private banking clients settled their equity positions as a measure to reduce their exposure to the local market; and higher revenues from the Corporate segment in Colombia and Chile; allowing us to match 2020 revenues and to maintain our leadership in both fixed income and equities intermediation.

It should be noted that, in alignment with the company’s strategy of jointly managing the businesses of Credicorp Capital and ASB Bank Corp., a Chilean Equity proprietary portfolio, a Peruvian Local Fixed Income portfolio and an International Fixed Income portfolio are managed in ASB Bank Corp.

Capital Markets Securities Portfolio

Traded volume	2019	2020	2021
	(in millions of Soles)
Equity securities – Peru [1]	7,594	8,753	10,485
Fixed income – Peru [1]	44,065	49,032	58,321
Equity securities – Colombia [2]	16,154	12,027	10,521
Fixed income – Colombia [2]	191,248	148,028	141,427
Equity securities – Chile [3]	23,834	13,422	18,969
Fixed income – Chile [3]	99,931	59,710	35,242

(1)	Peru: BVL information. Fixed income data also includes information from Datatec platform. Does not include repo operations.
(2)	Colombia: Colombia Stock Exchange information. Fixed income data also includes Banco de la República’s information. Does not include repo operations.
(3)
Chile: Santiago Stock Exchange information. Fixed income data includes financial intermediation operations. Equity securities include operations with investment fund shares and foreign stock. Does not include repo operations.

6.4.4 Wealth Management

Our Wealth Management business saw varied results across countries: Revenues grew in Peru and Chile but were partially offset by lower income in Colombia. Total revenues increased 37% as compared to 2020 and assets under management reached a total of S/65.3 billion (an increase of 5.1% as compared to 2020).

In Peru, the business was also impacted by the conditions set by the political and social context. Significant outflows were recorded in our onshore platform, as a risk-mitigation measure from our clients to reduce their exposure to the local markets due to political instability. As mentioned above, clients placed early withdrawals from traditional local funds and settled their equity positions in the local capital markets. However, local outflows were offset as funds migrated to our offshore platforms, where we also registered fresh funds inflows. As a result, assets under management increased in Peru as compared to 2020. Likewise, revenues were boosted by increased offshore proprietary and third-party funds; larger traded volumes in brokerage; increased deposit balances; and Vicctus, our Multi Family Office service. It should be noted that revenues were also boosted by an important reversal of provisions for impairment of some private banking clients.

Content
In Chile, both revenues and assets under management increased as compared to 2020, driven by higher traded volumes in asset management products and brokerage; and by an important client outreach effort in Vicctus. In Colombia a reduced number of bankers and changes in the advisory model led to lower revenues in brokerage and asset management products. However, assets under management increased as compared to 2020, measured in local currency.

It should be noted that, in 2020, we launched Vicctus, our renewed Multi Family Office service for the ultra-high-net-worth clientele of the region led by a senior and highly talented team. Vicctus, among other things, offers the most exclusive investment opportunities, specialized services beyond financial and investment advisory, direct access to the United States, and the possibility to provide advisory services within third party platforms.

Wealth Management Assets under Management

	2019	2020	2021
	(in millions of Soles)
Assets under management – Peru (1)	41,600	41,357	43,786
Assets under management – Colombia	5,315	10,344	10,124
Assets under management – Chile	8,921	10,428	11,393
Total assets under management (2)	55,836	62,129	65,303

Total Clients (3)	4,083	5,300	5,911

(1)	Includes assets under management booked in ASB Bank Corp.
(2)	Includes Asset Management products for S/15,548, S/19,958, and S/19,689 million as of 2019, 2020 and 2021, respectively.
(3)	Estimated. Includes clients with net worth over US$1 million.

6.4.5 Other Relevant Businesses

Our Trust Services Business, which mainly includes income from custody of securities in Peru and administration of trusts in Peru and Colombia, had a positive year in 2021 with a growth of 18% as compared to 2020. Finally, the long-term portfolio managed in ASB Bank Corp. went from an approximated balance of US$501 million at the end of 2020 to just under US$490 million at the end of 2021, aligned with the defined Strategic Asset Allocation for this year.

Content
5 .B	Liquidity and Capital Resources

(1) Capital Adequacy and Solvency Management

1.1	Credicorp

Our solvency buffers, measured by either regulatory or internal capital ratios, are deemed appropriate in order to comply with both current and expected capital requirements and support our business growth in the coming years. In a similar fashion, our working capital and other liquidity measures are deemed sufficient for current and projected business and regulatory requirements.

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group under IFRS rules, as of December 31, 2019, 2020, and 2021:

Regulatory Capital and Capital Adequacy Ratios
	2019	2020	2021
	In millions of Soles
Capital stock	1,319	1,319	1,319
Treasury stocks	(208)	(208)	(208)
Capital surplus	226	193	229
Legal and other capital reserves (1)	19,438	21,430	21,364
Minority interest (2)	393	443	420
Loan loss reserves (3)	1,691	1,838	2,001
Perpetual subordinated debt	-	-	-
Subordinated debt	4,410	5,491	6,125
Investments in equity and subordinated debt of financial and insurance companies	(701)	(716)	(713)
Goodwill	(835)	(821)	(797)
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-
Deduction for Tier I limit (50% of regulatory capital) (4)	-	-	-
Total Regulatory Capital (A)	25,733	28,969	29,740

Tier I (5)	14,010	15,313	15,352
Tier II (6) + Tier III (7)	11,722	13,657	14,389

Financial Consolidated Group (FCG) Regulatory Capital Requirements	20,751	20,136	18,530
Insurance Consolidated Group (ICG) Capital Requirements	1,200	1,304	1,431
FCG Capital Requirements related to operations with ICG (8)	(329)	(467)	(513)
ICG Capital Requirements related to operations with FCG (9)	-	-	-
Total Regulatory Capital Requirements (B)	21,622	20,973	19,448
Regulatory Capital Ratio (A) / (B)	1.19	1.38	1.53
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1)	Legal and other capital reserves include restricted capital reserves (PEN 13,465 million) and optional capital reserves (PEN 5,972 million).
(2)	Minority interest includes Tier 1 (PEN 000 million)
(3)	Up to 1.25% of total RWAs of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(4)	Tier 2 + Tier 3 cannot be more than 50% of total regulatory capital.
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

Content
1.2	BCP Stand-alone and Mibanco

BCP Stand-alone and Mibanco actively manage their capital resources, in order to comply with both solvency regulatory requirements and their own internal limits.

In March 2021, BCP Stand-alone successfully made a tender offer of its subordinated debt maturing in 2026 and 2027, where a combined amount of US$477 million of the outstanding debt was redeemed and new Tier 2 notes maturing in 2031 for US$500 million were issued instead. The successful tender offer effectively extended BCP Stand-alone’s bond maturity profile while helping BCP Stand-alone maintain an efficient capital structure.

In December 2020, Mibanco generate capital contributions for a total of S/400.1 million. Subsequently, in March 2021, portfolio provisions were established in line with that recommended by SBS and complying with the conditions stipulated in official letter 42138-2020-SBS. This reduced the capital previously contributed and reflected the Board’s decision to support management needs in the context of the COVID-19 pandemic.

In December 2020, a capital increase was executed for Mibanco Colombia for 75,000 million COP to strengthen future growth under the strategic plan in place.

For transparency purposes and to demonstrate the calculation of the CET1 ratio, Credicorp periodically discloses BCP Stand-alone and Mibanco’s adjusted total RWAs.

The following table presents regulatory capital information for BCP Stand-alone and Mibanco as of December 31, 2019, 2020 and 2021:

BCP Stand-alone Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)
	2019	2020	2021
Capital stock	10,217	11,067	11,317
Legal and other capital reserves	4,695	6,167	6,708
Accumulated earnings with capitalization agreement	850	-	-
Loan loss reserves (1)	1,367	1,596	1,735
Perpetual subordinated debt	-	-	-
Subordinated debt	3,981	4,817	5,397
Unrealized gain (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,581)	(2,315)	(2,264)
Investment in subsidiaries and others	(1,965)	(2,298)	(2,436)
Unrealized profit and net profit in subsidiaries	384	(17)	172
Goodwill	(122)	(122)	(122)
Total regulatory capital	19,407	21,210	22,771

Tier 1 (2)	14,850	14,784	15,143
Tier 2 (3) + Tier 3 (4)	4,558	6,426	7,629

Total RWAs	134,129	142,043	152,376
Credit RWAs	122,234	125,874	137,707
Market RWAs (5)	2,264	4,859	2,409
Operational RWAs	9,631	11,309	12,260

Capital ratios
Tier 1 ratio (6)	11.07%	10.41%	9.94%
CET1 ratio (7)	12.35%	11.40%	11.84%
BIS ratio (8)	14.47%	14.93%	14.94%
RWAs / Regulatory capital	6.91	6.70	6.69

(1)	Up to 1.25% of total RWAs.
(2
)Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net profit in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net profit in subsidiaries - Goodwill).

(3	)Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net profit in subsidiaries) - (0.5 x Investment in subsidiaries).
(4)	Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5)	It includes capital requirement to cover price and rate risk.
(6)	Tier 1 / RWAs
(7)
CET1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles, and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(8)	Regulatory Capital / RWAs (legal minimum = 10% since July 2011).

Content
As of December 31, 2021, BCP Stand-alone’s regulatory capital was 14.94% of its unconsolidated RWAs. As of December 31, 2020, and December 31, 2019, BCP Stand-alone’s regulatory capital was 14.93% and 14.47% of its unconsolidated RWAs, respectively.

Mibanco - Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)
	2019	2020	2021
Total regulatory capital	1,667	2,450	2,305
Tier (1)	1,397	2,184	1,962
Tier 2 (2)	271	266	343
Total RWAs	11,536	12,357	14,088
Credit RWAs	10,759	10,315	12,018
Market RWAs (3)	79	135	181
Operational RWAs	698	1,907	1,889

Capital ratios
Tier 1 ratio (4)	12.11%	17.67%	13.93%
CET1 ratio (5)	15.70%	17.70%	14.87%
BIS ratio (6)	14.45%	19.82%	16.36%
RWAs / Regulatory capital	6.92	5.04	6.11

(1)
Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net profit in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net profit in subsidiaries – Goodwill

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

(6)	Regulatory Capital / RWAs (legal minimum = 10% since July 2011)

As of December 31, 2021, Mibanco Peru regulatory capital was 16.36% of its unconsolidated RWAs. As of December 31, 2020, and December 31, 2019, Mibanco Peru regulatory capital was 19.82% and 14.45% of its unconsolidated RWAs, respectively.

As of December 31, 2021, BCP Stand-alone’s and Mibanco’s CET1 ratio were 11.84% and 14.87%, of their respective unconsolidated RWAs and above their corresponding limits of 11.00% and 15.00%.

1.3 Grupo Pacifico

Grupo Pacifico has solid solvency indicators given the equity requirements of the insurance business, which has allowed the capacity of Grupo Pacifico to satisfy its obligations to its policyholders and thus have an adequate level of financial leverage.

Content
The following table shows the regulatory capital adequacy requirements applicable to Grupo Pacifico, as of December 31, 2019, 2020 and 2021:

	As of December 31,
Grupo Pacifico Regulatory Ratios (in thousands of Soles)	2019	2020	2021
(A) Capital Adequacy	1,557,115	1,749,908	1,683,534
(B) Regulatory Capital Requirement	1,199,849	1,304,266	1,430,566
(B.1) Solvency I Required capital	889,111	966,023	1,059,693
(B.2) Security Fund	310,738	337,581	370,329
(B.3) Credit risk	-	-	-
(B.4) Other Capital Requirement	-	662	544
(C) Leverage	702,761	910,440	1,063,610
Surplus 1 = (A) - (B)	357,266	445,642	252,968
Ratio (A)/(B)	1.30	1.34	1.18
Surplus 1 = (A) - (C)	854,354	839,468	619,924
Ratio (A)/(C)	2.22	1.92	1.58

(2) Cash flows and Capital Expenditures

The following table shows net cash from operating, investing and financing activities, for the periods indicated:

	2019	2020	2021
	In thousands of Soles
Net cash flow from operating activities	6,933,711	12,686,823	3,972,994
Net cash flows from investing activities	726,207	(1,873,356)	(3,727,711)
Net cash flows from financing activities	(3,551,805)	(2,088,460)	(465,296)

Operating Activities

The decrease in net cash flow from operating activities of S/8,714 thousand in 2021 compared to 2020, was mainly due to the reduction in accounts payable from repurchase agreements associated with government programs and the increase in loans. This was partially offset by a decrease in investments at fair value through other comprehensive income and an increase in deposits.

In 2020, the increase in net cash flow from operating activities was S/5,753 thousand compared to 2019, which was mainly due to higher growth of deposits and payables from repurchase agreements, as a result of government programs. The increase in net cash flow was partially offset by higher growth of loans and investments at fair value through other comprehensive income.

Investing Activities

Variations in net cash flow from investing activities were mainly due to the net effect of purchases and sales of investments sovereign bonds at amortized cost.

In 2021, 2020, and 2019 intangibles assets consumed cash of S/532 million, S/535 million, and S/372 million, respectively, mainly driven by digital transformation efforts and disruptive initiatives.

Content
Financing Activities

The lower cash used in net cash flow from financing activities of S/1,623 thousand in 2021 compared to 2020, was mainly due to lower dividend payments in line with lower earnings due to the pandemic.

The lower cash used in net cash flow from financing activities was S/1,463 thousand in 2020 compared to 2019, which was mainly due to the issuance of subordinated notes of US$850 million by BCP stand-alone, partially offset by repurchases of subordinated bonds.

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP Stand-alone and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and established minimum liquidity ratios. The ratio of liquid assets as a percentage of short-term liabilities, as defined by the SBS, must exceed 8% for Soles-based transactions and 20% for foreign exchange transactions. The aggregate average daily ratios of BCP Stand-alone and Mibanco during December 2021 was 32.69% and 49.06% for Soles and foreign exchange transactions, respectively, demonstrating our excess liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP Stand-alone and Grupo Pacifico complied with all of their payment obligations.

The available sources of excess liquidity for Soles and foreign exchange transactions for BCP Stand-alone are as follows. Information with respect to BCP Stand-alone and Mibanco has been aggregated for December 2019, 2020 and 2021:

Content
SOLES RATIO	2019 in thousands of Soles	2020 in thousands of Soles	2021 in thousands of Soles
CURRENT ASSETS
Cash	2,721,004	2,946,602	2,797,386
Deposits in BCRP and Deposits in Peruvian and foreign banks	909,908	6,743,088	4,540,407
Peruvian Government treasury bonds and BCRP certificates of deposit	12,722,970	25,040,078	16,335,655
Others	21	2	6
Total	16,353,903	34,729,768	23,673,454
CURRENT LIABILITIES
Demand deposits	16,381,056	28,242,834	25,822,361
Saving deposits	19,022,347	28,622,004	31,353,804
Time deposits	16,734,279	12,824,488	13,527,441
Others	3,489,061	1,851,829	1,723,288
Total	55,626,743	71,541,155	72,426,894
Current ratio	29.40	48.55	32.69

FOREIGN EXCHANGE RATIO	2019 in thousands of Soles	2020 in thousands of Soles	2021 in thousands of Soles
CURRENT ASSETS
Cash	395,752	361,969	500,024
Deposits in BCRP and Deposits in Peruvian and foreign banks	5,867,898	5,775,043	6,092,995
Peruvian Government treasury bonds and BCRP certificates of deposit	-	748,933	350,250
Others	19,023	18,915	19,650
Total	6,282,673	6,904,860	6,962,919
CURRENT LIABILITIES
Demand deposits	4,968,859	6,124,288	7,388,298
Saving deposits	3,958,174	4,756,948	5,158,353
Time deposits	3,025,493	2,268,408	1,626,094
Others	926,333	953,841	20,722
Total	12,878,859	14,103,485	14,193,467
Current ratio	48.78	48.96	49.06

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

Content
Throughout 2021 the Group continuously assessed and monitored the sufficiency of its liquid assets in order to cover or mitigate contingencies that could stress the funding requirements of the Group’s companies.

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

Content
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

Funding Sources

The following table presents the components of our funding sources at the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles, except percentages)
Core Deposits:
Demand deposits	34,213,188	54,530,355	58,629,661
Savings deposits	35,179,770	50,069,129	56,945,262
Severance indemnity deposits	7,897,199	7,736,747	4,017,065
Total core deposits	77,290,157	112,336,231	119,591,988

Other Deposits:
Time deposits	32,853,576	28,121,094	28,668,120
Bank certificates	1,180,461	1,202,996	1,327,690
Total deposits	111,324,194	141,660,321	149,587,798

Payables from repurchase agreements and security lending	7,678,016	27,923,617	22,013,866

Due to banks and correspondents	8,797,995	5,913,487	7,111,461

Bonds and notes issued	14,766,848	16,181,568	16,944,418

Total sources of funds	142,567,053	191,678,993	195,657,543
Core deposits as a percentage of total deposits	69.4%	79.3%	79.9%
Core deposits as a percentage of total sources of liquid funds	54.2%	58.6%	61.1%

BCP Stand-alone is required to keep deposits with the BCRP as legal reserves. The amount of required deposits in the BCRP is determined as a percentage of the deposits and other liabilities owed by BCP Stand-alone to its clients. The current requirement is approximately 4.77% of BCP Stand-alone’s Soles-denominated deposits and approximately 33.17% of BCP Stand-alone’s US Dollar-denominated deposits as of December 31, 2021. For further detail, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview - (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru.”

Content
The following table presents our deposits at the BCRP and our investments in the BCRP’s certificates of deposit at the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles, except percentages)
Funds at the BCRP
Deposits	18,367,651	26,003,415	25,359,565
Certificates of deposit	8,665,272	17,237,157	9,448,574
Total funds at the BCRP	27,032,923	43,240,572	34,808,139
Total funds at BCRP as a percentage of total deposits (*)	24.3%	30.5%	23.3%
(*)	Total deposits exclude interest payable.

As of December 31, 2021, we had uncommitted credit lines, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from COFIDE and other international lenders. These funding sources have average annual rates (including Libor) ranging from 1.15% to 7.53% in soles and from 0.40% to 8.30% in foreign currency. As of December 31, 2021, we maintain S/7,111.5 million in due to banks and correspondents, secured by the collection of BCP Stand-alone’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not an FI. For further details, see Notes 15(a), (b) and (c) to the consolidated financial statements. As of December 31, 2019, 2020 and 2021, borrowed funds due to banks and correspondents, including payable interests, amounted to S/8,841.7, S/5,978.3 million and S/7,212.9 million, respectively.

In addition, another source of funds arises out of issuing bonds and notes. The following table presents our principal issued bonds from 2019 to 2021:

	Years ended December 31,
	2019	2020	2021
	(in millions of Soles)
Issued bonds
Senior notes	5,204	1,920	173
Corporate bonds	151	-	-
Subordinated bonds	-	3,312	2,134
Total issuance	5,355	5,232	2,307

In November 2021, BCP Stand-alone issued ¥5,000.0 million (equivalent to S/173.2 million) of senior notes due in 2023, with a fixed annual interest rate of 0.45%. In March 2021, BCP Stand-alone issued US$500.0 million (equivalent to S/1,979 million) of subordinated notes due in 2031, with a fixed semi-annual interest rate of 3.25%.

Additionally, In March 2021, Mibanco issued S/155.0 million of subordinated notes due in 2031, with a fixed semi-annual interest rate of 5.84%.

5. C	Research and Development, Patents and Licenses, Etc.

Not applicable.

Content
5. D	Trend Information

The following list sets forth the most important trends, uncertainties and events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

We expect Peru’s GDP to grow 2.5% in 2022 due to a contractionary monetary and fiscal policies in Peru in response to high levels of inflation in 2021. In 2022, the BCRP has already raised the reference rate three times, rising it to 4.5%. On the other hand, there are several factors driving uncertainty, which may affect these results. For further information regarding GDP expectations from the countries where Credicorp operates, see ““ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions” and “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervisión and regulation – 6.2 Subsidiaries – Instruments of Monetary Policy”.

COVID-19

The first factor is the scope and duration of the COVID-19 pandemic, particularly with the emergence of new variants that are more contagious. In January 2022 a new subvariant of the Omicron variant was discovered and has been called BA.2. This subvariant is called “the silent variant” because it is more difficult to detect with current tests. These variants have already caused a new wave in Denmark and cases have been found in Peru since February 2022.

Nevertheless, Peru has a positive vaccination trend and more than 80% of the population over 12 years old is already vaccinated. Starting in January 2022, children between 5 and 12 years of age also have begun to be vaccinated. Thus, this vaccination level could help Peru to face a new wave without high levels of deaths as up to date with the third wave of COVID-19 that Peru is facing.

For further information about COVID-19 and its effect in the countries where Credicorp operates, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our business and results of operations could continue to be negatively impacted by the COVID-19 outbreak or other public health crises beyond our control”.

 Executive measures

Stimulus packages could affect our business operations and growth expectations. Recently, the executive branch proposed a number of economic measures, including:

•	Public Spending: The government effected transfers to vulnerable households.
•	Liquidity Programs: The government reprogrammed the Reactiva Peru program. Between June and December 2022, new grace periods will expire.

Content
For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our geographic location exposes us to risks related to Peruvian political, social, and economic conditions” and “ITEM 3. KEY INFORMATION – 3.D Risk – Regulatory changes and adoption of new international guidelines to sectors in which we operate could impact our earnings and adversely affect our operating performance.”

AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (2) Political and Macroeconomic environment”.

New imposed regulations

In March 2022, changes aimed at better compliance with the standards established by the Basel International Regulatory Framework for Banks (Basel III) were made to the Regulatory Capital definitions rules. Although the main changes will be applied beginning January 2023, there still relevant regulation to be passed by the Banking Regulator to implement the aforementioned law and provide any adequacy period.

For further information about capital requirements, please see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and regulation – 6.2 Subsidiaries – Capital Requirements”

The evolution of the above factors may impact Credicorp’s results and operations in the following ways:

•
Loans: Lending activity is expected to follow dynamics similar to those seen during the second half of 2021. In this context, the Structural Loan Portfolio, which excludes Reactiva loans, is expected to grow between 8 and 10% in average daily balances. The evolution in total loans will depend on the pace at which Reactiva balances are amortized.

•
NIM: We expect an upward trend in market rates due to the positive sensitivity to the BCRP’s contractionary monetary policy, which has already raised the reference rate to 4.5% in April 2022, since our efforts will be focused on retail segments.

•
Portfolio quality and Cost of risk: As we have seen positive payment trends continue and we have improved our intelligence capabilities, we anticipate that the cost of risk will fluctuate still below prepandemic levels.

•
Net Premiums and claims: We expect to maintain the positive trend in premiums growth and a reduction in claims, given the higher vaccination rate of the population and the fact that the most widespread COVID-19 variants are currently less lethal than the previous ones.

•	Operating efficiency: In 2022, we will focus on the evolution of digital transformation and disruptive ecosystem. Therefore, we will maintain higher expenses related to these objectives.

For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors” where we present risks to our business operations, operating results, liquidity or capital resources.

Content
In a medium-term perspective, we review our strategic initiatives on a constant basis:

•
Credicorp: We are committed to collaborating to create a more sustainable and inclusive economy, to improve the financial health of the population and to empower our customers and employees to thrive. In order to accomplish this commitment, we are leveraging our digital transformation strategy and disruptive innovation to continue creating value for all of our stakeholders.

•	Universal Banking: Maintaining our clients’ experience and operating efficiency remain our priorities.
o	At BCP Stand-alone, we will continue to focus on anticipating changes and trends in the market and on challenging our business models to ensure on-going innovation.
o	At Yape, we aspire to expand the value proposition for small businesses and individual clients through new products and services.
o	At BCP Bolivia, we will continue to migrate retail sales to digital channels and work on increase the user base and number of transactions in our Soli ecosystem.
•	Microfinance: We seek to consolidate our presence at the base of the pyramid as it continues to accompany client growth.
o
At Mibanco Peru, will continue to increase the number of monthly disbursements; and continue to accelerate the implementation of our hybrid model by increase the disbursements through alternative channels and generated through leads.

o	At Mibanco Colombia, we will drive organic and inorganic growth with a special emphasis on implementing alternative channels and developing alliances
•	Insurance and Pensions:
o
At Pacifico, we will increase our digital sales and levels of self-management as we strengthen the simplicity and transparency or our processes to ensure client satisfaction. Additionally, we will work hand-in-hand with BCP and Mibanco to reach more people through inclusive insurances.

o
At Prima AFP, we will continue developing products and alliances that promote voluntary savings and will contribute proposals for changes in the regulatory framework that benefit both affiliates and the pension system in general.

•	Investment Banking & Wealth Management: we will be focus on reformulating the offshore service model and on developing a value proposition to grow in the retail segment.

5. E	Critical accounting estimates

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

Content
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

We believe that our judgments, estimates and assumptions are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of Credicorp as of December 31, 2020 and 2021 and the results of our operations and cash flows for the years ended December 31, 2019, 2020 and 2021, in accordance with IFRS.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1)   Board of Directors

The following table sets forth information about the Directors of Credicorp Ltd.:

Name	Position	Years served as a Director (1)	Birth Date
Luis Enrique Romero Belismelis	Chairman	12	09/01/1961
Raimundo Morales Dasso	Vice Chairman	13	11/09/1946
Fernando Fort Marie	Director	39	01/23/1940
Patricia Lizarraga Guthertz	Director	4	07/14/1966
Irzio Pinasco Menchelli	Director	3	12/22/1965
Antonio Abruña Puyol	Director	1	04/08/1954
Alexandre Gouvêa	Director	1	02/12/1959
Maria Teresa Aranzabal Harreguy	Director	1	02/22/1963
Leslie Pierce Diez Canseco	Director	1	12/31/1948

(1) In Credicorp or BCP Stand-alone as of December 31, 2021.

Content
Luis Enrique Romero Belismelis

Mr. Romero has been the Chairman of the Board of Credicorp since June 9, 2020 and a Director since March 2017. He is also the Executive Chairman of Credicorp and Grupo Credito S.A. He has been Chairman of the Board of Banco de Credito del Peru since 2021 and Grupo Credito since 2020 and is a Member of the Board of Pacifico Compañia de Seguros y Reaseguros S.A., Credicorp Peru S.A.C., Pacifico S.A. EPS and Atlantic Security Holding Corporation.

Mr. Romero has experience as Head of Finance and General Manager in different companies in the consumer and services sector which are related to Grupo Romero. Currently, Mr. Romero is a director of the following companies: Inversiones Centenario S.A.A., Edenred Peru S.A. (Ex-Accor Services Peru S.A.), Alicorp S.A.A., Corporacion Primax S.A., Consorcio Naviero Peruano S.A., Corporacion Comercial del Amazonas S.A., DI Propiedades, Fundacion Romero, Frutas del Chira S.A., Grio S.A., Grupo Piurano de Inversiones S.A., Inverlog Valores S.A. , Inversiones Logicorp S.A., Inversiones Piuranas S.A., Inversiones Valle del Chira S.A., Maray S.A., Ransa Comercial S.A., Santa Sofia Puertos S.A., Salaverry Terminal Internacional S.A., Terminal Internacional del Sur S.A., Trabajos Marítimos S.A. and Tramarsa General Services S.A.

Mr. Romero holds a bachelor’s degree in Economics from Boston University (U.S.A).

Raimundo Morales Dasso

Mr. Morales has been the Vice-Chairman of the Board of Credicorp and Banco de Credito del Peru since 2009 and 2008, respectively, as well as of Grupo Credito S.A. and Pacifico Compañia de Seguros y Reaseguros S.A. He also is a Member of Soluciones Empresa Administradora Hipotecaria S.A. and Atlantic Security Holding Corporation. Currently, he is the Chairman of the Risk Management Committee of Credicorp and Grupo Credito S.A.

Mr. Morales joined Banco de Credito del Peru in 1980 and has held various executive management positions, including Executive Vice President for Wholesale Banking and Credit and Risk Management. He became CEO of Banco de Credito del Peru in 1990 and served in that role until 2008. Mr. Morales was also Chairman of the Board and CEO of ASB Bank Corp. He led Credicorp’s IPO on the NYSE in October 1995.

Content
He also has experience in a range of organizations, including ASBANC and Association of AFP, and CONFIEP at where he served as Vice-Chairman. Prior to joining Credicorp, Mr. Morales worked for 10 years at Wells Fargo in its offices in San Francisco and Miami (USA), Sao Paulo (Brazil), Caracas (Venezuela), and Buenos Aires (Argentina). The last position he held at Wells Fargo was Regional Vice President.

He is also director of Cementos Pacasmayo S.A.A., Salmueras Sudamericanas S.A., Fosfatos del Pacifico S.A. and Alicorp S.A.A.

Mr. Morales has a bachelor’s degree in Economics and Administration from the Universidad del Pacifico (Peru) and holds an MBA from the University of Pennsylvania’s Wharton Graduate School of Finance (U.S.A).

Fernando Fort Marie

Mr. Fort has been a Director of Credicorp since 1999. He has been also a Director of Banco de Credito del Peru from 1979 to 2021, except between 1988 and 1990. He is also a Member of the Board of Directors of Grupo Credito S.A. and Atlantic Security Holding Corporation.

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

Mr. Fort has been a board member of numerous other private companies in Peru. Currently, he is a board member of Inversiones Centenario S.A.A., Hermes Transportes Blindados S.A., Motores Diesel Andinos S.A. (Modasa) and Fort, Bertorini, Godoy & Pollari Abogados S.A.

Mr. Fort is an attorney at law and graduated from the Pontificia Universidad Catolica del Peru (Peru).

Patricia Lizarraga Guthertz - Independent Director

Ms. Lizarraga has been a Director of Credicorp and Banco de Credito del Peru since 2017. She has also been a Member of the Board of Directors of Grupo Credito S.A. since October 2020. Currently, she is Chairwoman of the Audit Committee of Credicorp.

Ms. Lizarraga is an experienced Wall Street executive with over 25 years working in international mergers & acquisitions, capital markets, private equity and valuation experience with Allen & Company, Donaldson Lufkin & Jenrette, and Citigroup. She is the founder and CEO of Hypatia Capital Group, since 2007 and founder and major shareholder of family group Del Ande Alimentos.

Ms. Lizarraga’s board experience includes serving as both President of the Board and Chair of the Audit Committee of non-profit organizations, as well as serving on the board of private companies. She has served as President of the Privatization Committee of Toll Roads of Peru.

Content
Ms. Lizarraga received her Bachelor of Arts degree from Yale University (USA) and her MBA from Harvard Business School (USA).

Irzio Pinasco Menchelli – Independent Director

Mr Pinasco has been a Director of Credicorp since June 202. He has also been a Member of the Board of Directors of Grupo Crédito S.A and Banco de Crédito del Perú since 2020 and 2018, respectively.   Mr Pinasco has more than 30 years of experience leading companies in diverse areas, including in the industrial, commercial and financial sectors.   Currently he is Executive Director of Acurio Restaurantes, a leader in the internationalization of Peruvian gastronomy where he served as CEO between 2007 and 2018.   In addition to his extensive business and professional activities, Mr Pinasco chaired the Organization Committee of the Copa América football tournament held in Perú in 2004.

He is a promoter/director of Sigma Safi, a leading fund manager in Perú, since 2007.

Mr Pinasco holds a bachelor´s degree in Economics and International Relations from Brown University (U.S.A.) and an MBA from Columbia University (U.S.A.).  He has also a complete a specialization in Marketing for Executives at ESAN (Perú)

Antonio Abruña Puyol – Independent Director

Mr. Abruña has been Director of Credicorp and Grupo Credito S.A. since 2020. He has also been a Member of the Board of Directors of Banco de Credito del Peru since March 2021.

 Mr. Abruña is a Spanish attorney-at-law with extensive experience as a legal scholar and manager of academic institutions. Since 2018, Mr. Abruña has been Rector of Universidad de Piura (Peru) where he has had a long and successful career. He participated in the reorganization of General Studies as well as in the launch of the Law School, where he has been dean and a professor.

Mr. Abruña was part of the Special Commission appointed by the Peruvian government to designate the seven members of the National Justice Council. He was Peru’s representative of the Istituto per la Cooperazione Universitaria (ICU). He is currently director of Universia Peru.

Mr. Abruña has a law degree from the Universidad Complutense de Madrid (Spain) and a doctorate in Law from the Universidad de Navarra (Spain).

Alexandre Gouvêa – Independent Director

Mr. Gouvêa has been a Director of Credicorp, Grupo Credito S.A. and Banco de Credito del Peru since 2020. Currently, he is Chairman of the Compensation and Nominations Committee of Credicorp Ltd. And Grupo Credito S.A.

Content
Mr. Gouvêa is Brazilian and has 30 years of international experience at McKinsey and specializes in providing advice to financial services clients. Mr. Gouvêa is an expert in retail banking and insurance (including its technological transition and digital transformation). He has provided financial services in Latin America and built the Organizations Practice and the Recovery and Transformation Unit. He was previously a director of McKinsey.

 Mr. Gouvêa is currently on the Board of Lojas Renner (the largest retailer in Brazil).

 Mr. Gouvêa has a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (Brazil) and has an MBA from UCLA’s Anderson School of Management (USA).

Maria Teresa (Maite) Aranzabal Harreguy - Independent Director

Mrs. Aranzabal has been a Director of Credicorp, Grupo Credito S.A. and Banco de Credito del Peru since 2020. Currently, she is Chairwoman of the Sustainability Committee of Credicorp Ltd and Grupo Credito S.A.

Mrs. Aranzabal is a Spanish executive with an international career and has relevant experience serving on the boards of public and private companies as well as non-profit organizations. She has International experience as executive across a variety of sectors, ranging from retail, fashion, consumer goods and real estate.

She began her career at McKinsey & Co. in Spain and Argentina where she consulted with clients in various industries, including retail banking. She then joined Grupo Cortefiel, a Spanish family-owned retailer, where she successfully led business development, strategy and international growth. She also collaborated with Advent International, the private equity firm, as retail expert, and was later in charge of the turnaround of KA International

Mrs. Aranzabal currently leads Alir Consulting and Trade SL, her own consulting company, which specializes in retail and real estate, serves as Vice-President of the Board of Adolfo Dominguez S.A. and as an advisory director of Corporación Hijos de Rivera (Estrella Galicia).

Mrs. Aranzabal has a degree in Business Administration from ICADE (Spain), and an MBA from The Wharton School of the University of Pennsylvania (USA).

Leslie Pierce Diez Canseco

Mr. Pierce has been a Director of Credicorp Ltd. and Grupo Credito S.A. since October 2020. He has served as a Member of the Board of Directors of Banco de Credito del Peru since March 2021 and of Atlantic Security Holding Corporation.

Mr. Pierce has served in executive leadership positions, primarily of Peruvian companies, for almost 40 years. He served as CEO of Alicorp (BVL: ALICORC1), Peru’s largest consumer goods company with operations throughout Latin America, from 1991 to 2011. Prior to that, Mr. Pierce served as a Vice Minister of Commerce in the Ministry of Economy and Finance from 1983 to 1984.

Mr. Pierce currently serves as a director in a number of private businesses including Compañia Latinoamericana de Radio difusion, Cerámicas Lima, Transber, Inka Crops., Empresa Siderurgica del Peru, S.A.A., H&V Contratistas S.A., Redondos, Maquinarias, S.A., Corporación Primax S.A., Negocios Industriales Real NIRSA S.A. (an Ecuadorian company) and Canvia (a Peruvian company). He also serves as a community leader in philanthropic organizations such as Vida Peru, Banco de Alimentos del Peru and Crea+.

Content
Mr. Pierce holds a bachelor’s degree in Economics from Pontificia Universidad Catolica de Peru (Peru) and a post-graduate degree in Economics from, Pontificia Universidad Catolica de Chile (Chile).

Corporate Secretary

Conyers Corporate Services (Bermuda) Limited serves as Credicorp’s Corporate Secretary. Mrs. Miriam Böttger is Credicorp’s Deputy Secretary.

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

The following table sets forth the name, position(s), and principal Credicorp entities for each member of our senior management:

Position(s) (1)	Name	Entity(ies)
Executive Chairman	Luis Romero B.	Credicorp
Chief Executive Officer	Gianfranco Ferrari	Credicorp
Chief Risk Officer	Reynaldo Llosa	Credicorp, BCP Stand-alone
Chief Financial Officer	Cesar Rios	Credicorp, BCP Stand-alone
Chief Operating Officer	Alejandro Perez-Reyes	Credicorp
Chief Innovation Officer	Francesca Raffo	Credicorp, BCP Stand-alone
Head of Universal Banking (Credicorp), CEO (BCP Stand-alone)	Diego Cavero	Credicorp, BCP Stand-alone
Head of Microfinance (Credicorp), CEO (Mibanco)	Javier Ichazo	Credicorp, Mibanco
Head of Insurance & Pensions (Credicorp), CEO (Grupo Pacifico)	Cesar Rivera	Credicorp, Grupo Pacifico
Head of Investment Banking and Wealth Management (Credicorp), CEO (Credicorp Capital)	Eduardo Montero	Credicorp, Credicorp Capital
Chief Corporate Audit Officer	Jose Esposito	Credicorp, BCP Stand-alone
Chief Compliance and Ethics Officer	Barbara Falero	Credicorp, BCP Stand-alone
Head of Legal	Guillermo Morales	Credicorp
Head of Talent Management	Ursula Alvarez	Credicorp
Head of Corporate Affairs	Enrique Pasquel	Credicorp

1.	In Credicorp or in any subsidiary as of April 25, 2022.

Content
On June 23, 2021, Credicorp released changes in its management structure after Mr. Walter Bayly and Mr. Alvaro Correa announced their respective retirements. Mr. Bayly and Mr. Correa held the positions of CEO and Deputy CEO of Credicorp, respectively, until December 31, 2021. As of January 1, 2022, Mr. Gianfranco Ferrari succeeded Mr. Bayly as CEO.

Additionally, in the Board session of June 23, 2021, Credicorp appointed Mr. Diego Cavero as Head of Universal Banking and created the position of Chief Operating Officer (COO) to be held by Mr. Alejandro Perez-Reyes, both effective as of January 1, 2022. The COO will oversee the corporate functions of Sustainability, Open Innovation, Corporate Strategy and Development, M&A and Human Development.

Finally, in the Board session of January 27, 2022, Credicorp appointed Ms. Francesca Raffo as Chief Innovation Officer (CINO) and Mr. Cesar Rivera as Head of Insurance & Pensions of Credicorp, effective February 1, 2022. Mr. Rivera will succeed Mr. Correa as new Head of the LoB and CEO of Pacifico. For further information please refer to “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and Development of the Company – Subsequent Events” and to Credicorp’s Investor Relations website Press Releases.

Gianfranco Ferrari

Mr. Ferrari was born in 1965. He has been appointed as Chief Executive Officer (CEO) of Credicorp Ltd. in January 2022. Previously, he held the position of Deputy CEO and Head of Universal Banking of Credicorp Ltd. and was the CEO of Banco de Credito del Peru from April 2018. He has worked at Credicorp Ltd. since 1995.

Mr. Ferrari’s extensive and diverse experience includes strategic roles as Head of Corporate Banking & Corporate Finance, Head of Retail Banking & Wealth Management at Banco de Credito del Peru, and CEO of BCP Bolivia from 2005 to 2008. He led the acquisition of Edyficar in 2009 and Mibanco in 2014. In 2015, he began leading our Digital Transformation Strategy. He is also member of the Board of BCP Stand-alone and BCP Bolivia.

Mr. Ferrari holds a degree in Business Administration from Universidad del Pacifico and has an MBA from Kellogg Graduate School of Management, Northwestern University (USA).

Reynaldo Llosa

Mr. Llosa was born in 1961. He is the Chief Risk Officer (CRO) of Credicorp Ltd. and Banco de Credito del Peru since January 2012. Previously, Mr. Llosa held various positions at BCP Stand-alone as Head of Risk, Head of Middle-Market Banking, and Head of Corporate Banking. Currently, he is member of the Board at Mibanco and Banco de Credito de Bolivia.

Content
Mr. Llosa holds a bachelor’s degree in Business Administration from St. Mary’s University in San Antonio, Texas, USA and an MBA with specialization in Finance from Northwestern University (J.L. Kellogg Graduate School of Management), Chicago, Illinois (USA).

Cesar Rios

Mr. Rios was born in 1967. He has served as the Chief Financial Officer (CFO) of Credicorp Ltd. and Banco de Credito del Peru since April 2018. He has worked at Credicorp since 1993, when he joined as a Corporate Finance associate. In 1997, he was appointed as the CFO and Chief Operating Officer (COO) of Banco Capital in El Salvador, following Credicorp’s acquisition. In 2003, Mr. Rios re-joined BCP Stand-alone, where he worked in strategic roles such as Head of Credit and Operating Risk in the Risk Management Unit, Head of Collections for Retail Banking, and Head of Corporate Strategy, which includes corporate strategy, internal consulting, mergers and acquisitions, and business incubation. In 2013, he became Head of Financial Planning and Control at BCP.

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

Alejandro Perez-Reyes

Mr. Perez Reyes was born in 1976. He is the Chief Operating Officer of Credicorp Ltd. since January 2022. He oversees M&A, Internal Consulting, ESG and HR, as well as Krealo, the corporate venture capital company of Credicorp. Previously, he served as COO and Country Head of Credicorp Capital Peru until December 2021. Additionally, he held the position of Investment Manager of Prima AFP, a Pension Fund where he managed US$10 billion in assets. He has worked in the Credicorp Group since 1999, where he has also been Head of Financial Derivatives and Structured Products of Banco de Credito del Peru and Investment Manager of Credifondo SAF.

Mr. Perez-Reyes has a bachelor’s degree in Economics from the University of Lima and an MBA from Harvard University.

Francesca Raffo

Ms. Raffo was born in 1969. She was appointed Credicorp’s Chief Innovation Officer in February 2022 and has also been Retail Banking Deputy CEO at BCP since June 2020.

Content
Ms. Raffo’s successful career at BCP spans 26 years and includes heading BCP’s transformation, managing the Satisfied Customers Division, creating BCP’s first Innovation Center and leading the Marketing Services. Ms. Raffo joined BCP in 1994 as a member of the Process Reengineering pioneer team and subsequently led various strategic projects within Retail Banking.

Ms. Raffo holds a bachelor’s degree in Business Administration and an MBA in Management Information Systems, both from The American University in Washington D.C. in the US.

Diego Cavero

Mr. Cavero was born in 1968. He has served as the Chief Executive Officer (CEO) of BCP and Head of Universal Banking since January 2022. Previously, he was Deputy CEO at BCP focusing on Wholesale Banking. He was named Wholesale Banking Managing Director in March 2018 and was Head of the Efficiency, Administration and Processes Division from May 2017 to March 2018. In the year 2013, Mr. Cavero led the creation of the Efficiency Division and the implementation of the Efficiency Program at BCP. He was responsible for various management positions at the Wholesale Banking Division, such as Head of Corporate Banking. Mr. Cavero oversaw the launch of BCP’s representative offices at Chile and Colombia. Prior to this, Mr. Cavero was CEO of BCP Bolivia from 2008 to 2012 and served at various BCP’s Boards of Directors as well.

Mr. Cavero is currently member of BCP Bolivia Board of Directors. He started working at Credicorp Ltd. in 1994.

Mr. Cavero graduated in Business Administration at Universidad de Lima and holds an MBA from University of Texas (USA).

Javier Ichazo

Mr. Ichazo was born in 1969. He is the Chief Executive Officer (CEO) of Mibanco and Head of Microfinance of Credicorp. He began his career at Banco de Credito del Peru in 1996 and held different positions in various regions of Peru. In addition to his extensive knowledge in banking and finance, Mr. Ichazo brings his experience as Business Manager from 2004 to 2017 at Banco de Credito del Peru.

Mr. Ichazo is the Chairman of the Board of Edyficar SAS, Encumbra, and Vice Chairman of the Board of the Association of Microfinance Institutions of Peru (Asociación de Instituciones de Microfinanzas del Peru or ASOMIF by its Spanish initials).

Mr. Ichazo holds a bachelor’s degree in Economics and Administration from the University of Piura (Peru) and holds an MBA from the School of Management of the University of Piura.

Content
Cesar Rivera

Mr. Rivera was born in 1964. He is the Chief Executive Officer (CEO) of Pacifico Seguros since January 2020. With over 25 years of experience in the Pensions and Insurance sector, Mr. Rivera has also held the positions of CEO at Santander Life Insurance Company in Peru from June 1997 to January 1999, Deputy CEO at American Life Insurance Company (ALICO) in Argentina from July 2001 to December 2002, and CEO at Pacifico Vida Life Insurance Company from November 2013 to December 2019.

Mr. Rivera has served as a teacher at the Universidad de Piura at the Business and Economy Faculty and has been member of the Board of Directors in the Iberoamerican Foundation for Occupational Health and Safety (FISO). Currently, he is member of the Board of Directors at Prima AFP, Mibanco SA, and Crediseguro Personas and Crediseguro Generales at BCP Bolivia.

Mr. Rivera has a degree in Industrial Engineering from the Universidad de Piura and an MBA from ESAN. He also holds a Diploma in Corporate Finance from the Universidad del Pacifico. He has studied different programs in management and technical areas, such as the Management Program at Wharton School University of Pennsylvania, USA, and the Life Insurance Program at the Swiss Insurance Training Centre in Zurich.

Eduardo Montero

Mr. Montero was born in 1971. He is the Head of Investment Banking and Wealth Management of Credicorp Ltd. and the CEO of Credicorp Capital Ltd. since January 2019. He has worked at Credicorp since 1994. His extensive experience in the organization includes expertise in different areas such as Corporate Finance, Business Solutions, as well as Personal Banking and Wealth Management at Banco de Credito del Peru. He also held the position of CEO at ASB, BCP Miami and Credicorp Securities (USA).

Mr. Montero holds a bachelor’s degree in economics from Lehigh University (USA) and an MBA from the Wharton School of Business at the University of Pennsylvania (USA).

Jose Esposito

Mr. Esposito was born in 1964. He has been the Chief Corporate Audit Officer of Credicorp Ltd. since January 2010. He is a member of the Board of Directors of the Institute of Internal Auditors (IIA) Global, and formerly Chairman of the Financial Services Guidance Committee Board of IIA Global. Mr. Esposito has also served as Chairman of the Committee of Internal Auditors of the Latin American Federation of Banks (FELABAN by its Spanish initials) and Chairman of the Committee of Internal Auditors of ASBANC. Currently, he is a lecturer in the Master of Finance program at the Universidad del Pacifico and Director of the specialization in Integral Risk Management.

Content
Since 1996, Mr. Esposito has been working for Credicorp Ltd.’s various subsidiaries. His last position prior to leading the Audit Division at Credicorp Ltd. was at Pacifico Peruano Suiza Compania de Seguros y Reaseguros S.A., where he was CFO and the Controller’s Officer. He was also Vice Chairman of the Board of Directors of Pacifico Salud EPS S.A., Vice Chairman and Director of the Board of the Lima Stock Exchange, Director of Cavali ICLV S.A. and Chairman of the Board and General Manager of Credibolsa SAB S.A.

Mr. Esposito holds a bachelor’s degree in Economics from Universidad del Pacifico, Lima; and a master’s degree in Economics from the University of Wisconsin – Milwaukee, USA. He also held the designation of Certified Internal Auditor (CIA) and Risk Management Assurance (CRMA) by the Institute of Internal Auditors Global (IIA); Risk and Information Systems Control (CRISC) by ISACA; and Anti-Money Laundering Certified Associate (AML/CA) from the Florida International Bankers Association and Florida International University.

Barbara Falero

Ms. Falero was born in 1972. She has been the Chief Compliance and Ethics Officer at Credicorp Ltd. and Banco de Credito del Peru since February 2008 and reports directly to Credicorp Ltd.’s Board of Directors. Before her arrival in Peru, Ms. Falero was the Compliance Officer and Vice President of BCP Miami Agency. Prior to that, she worked as a regulator for the Federal Reserve Bank of Atlanta for six years in supervision and regulation of international banks.

Ms. Falero has been the President of the Committee of Compliance Officers of ASBANC and, during a three-year period, was a Member of the Advisory Committee of the Florida International Bankers Association (FIBA). Ms. Falero has also held various other positions including as the Community Reinvestment Officer at BAC Florida Bank in Miami, Florida.

Ms. Falero holds a bachelor’s degree in Finance from Florida International University (USA) and an MBA from St. Thomas University in Miami, Florida (USA).

Guillermo Morales

Mr. Morales was born in 1966. He has been the Head of Legal at Credicorp Ltd. since April 2018 and Head of Legal Division at BCP since January 2010 until January 2022. Previously, Mr. Morales was the Manager of the Legal Advisory Area at BCP from September 2007 to December 2009, Legal Manager at Grupo Santander Peru SA from January 2003 to July 2007 and Legal Manager at Banco Santander Central Hispano Peru from April 2000 to December 2002. He has also served as Director of Edelnor SAA, Red Electrica del Sur (Redesur) and Universia Peru SA.

Mr. Morales has been the President of the Legal Committee of ASBANC.

Mr. Morales holds a law degree from the Pontificia Universidad Catolica del Peru and a Master of Laws (LL.M) from the University of Texas in Austin (USA).

Content
Ursula Alvarez

Ms. Alvarez was born in 1976. She has been the Head of Talent Management since 2009. She began working at BCP in 2006 as Manager of Selection in Human Development Management. Ms. Alvarez holds a bachelor’s degree in Psychology from the University of Lima and a master’s degree in Development from the Universidad de los Andes in Bogota.

Enrique Pasquel

Mr. Pasquel was born in 1979. He has served as the Head of Corporate Affairs at Credicorp Ltd. since April 2018 and Head of Corporate Affairs of BCP since 2017. Previously, between 2011 and 2017, he worked at El Comercio newspaper, where he held the positions of Deputy Opinion Editor, Politics Editor, and Deputy Editor in Chief. Before his journalist career, he was an attorney in INDECOPI, the Peruvian antitrust agency, where he served as Commissioner of the Bureaucratic Barriers Commission and Technical Secretary of the Competition Chamber.

Mr. Pasquel holds a law degree from Pontificia Universidad Catolica del Peru and a Master of Laws degree from Yale Law School.

6. B	Compensation

The following section contains the compensations of the members of Credicorp Ltd.’s Board of Directors and senior management for 2019, 2020, and 2021:

	As of December 31,
	2019	2020	2021
	(in thousands of Soles)

Director’s compensation (1)	6,766	6,106	6,862
Senior Management Compensation (2)
i) Remuneration	32,218	32,396	45,164
ii) Stock awards (3)	27,157	22,756	10,351
Total	66,141	61,258	62,377

(1)This item includes the amounts received from Credicorp Ltd. and from its subsidiaries by the nine Directors of Credicorp Ltd. as exclusive copensation for their role as Directors serving in the Board of Directors, in the Audit Committee, in Compensation and Nomination Committee, in Sustainability Committee and in Risk Committee of Credicorp Ltd., and in the Board of Directors and in the Executive Committee of Credicorp Ltd.’s subsidiaries; The members of the Board of Directors are listed in ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6.A Directors and Senior Management - (1) Board of Directors.
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

Content
Board of Directors Compensation

We are not required to disclose our directors’ compensation in our home country. Moreover, we do not disclose to our shareholders, or otherwise make available our directors’ compensation to the public, information as to the compensation on an individual basis of any member of Credicorp Ltd.’s Board or of our senior management.

Board Remuneration

The remuneration of the Directors of Credicorp Ltd. and its subsidiaries is approved at their respective Annual General Meetings (AGM).

The total compensation of the Members of Credicorp Ltd.’s Board of Directors is composed of a gross annual remuneration of US$50,000 to each Director, as approved beginning June 5, 2020, gross annual remuneration of US$40,000 to each Director who serves in the Audit Committee; and up to US$1,500 per attended session to each Director who participates in one or more of the Board Committees other than the Audit Committee.

Additionally, the Directors of Credicorp Ltd. who also serve as Directors of its subsidiaries might receive a remuneration from such subsidiary. Those who participate in the Board of Directors of BCP, the main subsidiary of Credicorp Ltd., receive a gross annual remuneration of US$130,000 each and US$1,500 for each session attended by each Director serving on its Executive Committee.

Directors received no other compensation or benefits in their capacities as directors of Credicorp Ltd. in 2021. Neither Credicorp Ltd. nor any of its subsidiaries has any type of agreement with Credicorp Ltd.’s Directors providing for benefits upon termination of their term as Directors.

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

Content
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

The shares used for grants to members of senior management are obtained through repurchases in the market. We present below the treasury stock granted to Credicorp’s senior management and employees during the years 2019, 2020, and 2021, and granted but unvested shares as of December 31, 2019, 2020, and 2021.

	Year ended December 31,			As of December 31,
	2019	2020	2021	2019	2020	2021
	Granted shares in units			Granted but unvested shares in units
Senior Management	26,425	36,806	15,142	56,687	64,204	48,488
Employees	90,169	139,124	73,365	190,244	229,402	181,035
Total	116,594	175,930	88,507	246,931	293,606	229,523

6. C	Board Practices

Board Structure

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s Bye-laws, is composed of nine members. As of April 29, 2022, five Directors are independent. Directors may be, but are not required to be, shareholders. Directors are elected, and their remuneration is determined, at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. Current Directors were elected at the Annual General Meeting of Shareholders held on June 5, 2020 and Extraordinary Annual General Meeting of Shareholders held on October 16, 2020, and will hold office until the Annual General Meeting of Shareholders in 2023. The Board of Directors has the power to appoint any person as a Director to fill a vacancy as a result of the death, disability, disqualification, or resignation of any Director for the remainder of such Director’s term. Pursuant to Credicorp’s Bye-laws, the required quorum for business to take place during a Board meeting is the simple majority of the Directors. A resolution in writing signed by all directors will be valid as if it had been passed at a Board meeting duly called and constituted. For further details, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.A Directors and Senior Management”.

Content
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

Board Committee Structure

The Boards of Directors (and Board Committees) of Credicorp and Grupo Credito are composed of the same individuals and the management structure in both companies has been standardized. Credicorp’s and Grupo Credito’s Board of Directors, acting on the recommendation of the Compensation and Nominations Committee, decides on the appointment, ratification or removal of committee members. Directors who are members of committees are appointed to an initial term of up to three-years and maintain such appointments only while being a member of the Board. Regarding Board Committees, the Board of Directors of each of Credicorp and Grupo Credito, designates a chairperson among its members and approves the respective charters.

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

For the purposes of complying with the Bermuda Government’s Economic Substance regulations, Credicorp’s Board of Directors decided to limit its decisions to “passive” matters related to the Company, beginning on October 29, 2020. For further details, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.C Board Decision-Making”.

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

Content
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

 (1)   Audit Committee

The Audit Committee is manned by three Directors from Credicorp. The Committee must include at least one member who is considered to be a financial expert and one should be a woman. The Chairman must not be a member of the Committee. All members of the Committee must be independent, according to the definition of independence set forth by the SEC. In order to be considered independent pursuant to the Exchange Act, an Audit Committee member must not (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from Credicorp or any of its subsidiaries beyond the compensation paid to him or her in his/her capacity as a Director with the exception of retirement plans that meet the conditions established by the SEC; (ii) be an affiliated person of Credicorp or its subsidiaries (that is, must not own or control, directly or indirectly, more than 10% of the Company’s voting shares and must not be an executive officer of Credicorp) according to Rule 10A-3 under the Securities Exchange Act of 1934 and the U.S. Securities and Exchange Commission - SEC).

The Committee has the purpose of carrying out the supervision, monitoring and independent review of:

■	The processes for the presentation of financial and accounting information of Credicorp and its subsidiaries (hereinafter “Credicorp” or “the Corporation”);

Content
■	The internal control procedures of Credicorp and subsidiaries; in particular the internal control system over financial reporting;
■	The audits carried out on the financial statements of Credicorp and subsidiaries;
■	The integrity of the financial statements of Credicorp and subsidiaries;
■	Establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, through Credicorp’s Complaint System;
■	The appointment of the independent auditor and the internal auditor.

The Audit Committee looks after the interests of investors and supervises compliance with the standards established by the SEC and other regulatory entities.

The Audit Committee should act as supervisor of Credicorp’s financial information system, helping to ensure that:

■	Management implements an adequate internal control system; in particular the internal control system over financial reporting;
■	There are adequate procedures to objectively and regularly evaluate the Corporation’s internal control system;
■	The external auditors, through their own evaluation, review the accounting and financial policies applied in the preparation of the Corporation’s financial statements.

Likewise, the Committee must facilitate communication between the external auditors, the general managers of Credicorp and its subsidiaries, the Internal Audit Division of BCP, in charge of the internal audit work of Credicorp, hereinafter “Internal Audit Division”, and the Credicorp Board of Directors.

There are currently three members on the Audit Committee: Ms. Patricia Lizarraga Guthertz (financial expert, independent, Chairwoman since June 2020 and Member since May 2017), Ms. Maria Teresa Aranzabal Harreguy (independent, member of the Audit Committee since June 2020) and Mr. Irzio Pinasco Menchelli (independent, member of the Audit Committee since June 2020). In June 2020, Mr. Raimundo Morales Dasso was named advisor to this committee. In 2021, Credicorp’s Audit Committee held thirteen meetings.

The Board of Directors has also assigned the Audit Committee the responsibility of overseeing the audit committees at all of Credicorp’s subsidiaries, to the extent permitted by local regulations. Credicorp’s Audit Committee therefore functions as the statutory audit committee for all Credicorp subsidiaries, with the exception of Credicorp Capital Colombia, Credicorp Holding Colombia, Credicorp Capital Chile, ASB Bank Corp. (formerly ASB), Mibanco Colombia (formerly Bancompartir), BCP Bolivia and ICBSA, which are bound by special audit committee requirements set by local regulators. The Audit Committee receives periodic information from the chief audit executive for all of Credicorp’s subsidiaries, including Credicorp Capital Colombia, Credicorp Holding Colombia, Credicorp Capital Chile, ASB Bank Corp., Mibanco Colombia (formerly Bancompartir), BCP Bolivia and ICBSA. Therefore, in practice, Credicorp’s Audit Committee oversees all of its subsidiaries’ systems of internal control. For further information, please refer to “Item 16G. A The New York Stock Exchange – Corporate Governance.”

Content
(2)   Sustainability Committee

On December 17, 2020, the Board of Directors renamed the Corporate Governance Committee as the Sustainability Committee. Credicorp’s Sustainability Committee is comprised of five Directors from Credicorp. At least two members should be independent, one of them chairs the Committee and one should be a woman.

The current members of the Sustainability Committee include Mrs. Maria Teresa Aranzabal (Chairwoman, independent), Mr. Fernando Fort (non-independent), Mr. Antonio Abruña (independent), Mrs. Patricia Lizarraga (independent), Mr. Leslie Pierce (non-independent). In 2021, Credicorp’s Sustainability Committee held four meetings.

The Sustainability Committee is responsible, among other functions, for (i) reviewing Credicorp’s Sustainability and ESG strategy and initiatives and following up its most relevant activities, including the Sustainability program; (ii) proposing to the Board of Directors and ensure the execution of good practices and sustainability and corporate governance policies to be implemented throughout the Company; (iii)  supervising the development of the strategic initiatives of the Corporate Compliance and Ethics Division, including proposing to the Board of Directors the appointment of Compliance and Ethics Officers, the annual work plan and review periodic reports, and changes in policies; (iv) supervising the operation of the complaints system; (v) ensuring the adequate attention to conflicts of interest or ethics of Directors and senior executives, as well as transparency in relationships with related parties; and (vi) proposing to the Board of Directors the independence criteria of the Directors and the members of the Audit Committee and reviewing them periodically to ensure their validity over time.

(3)    Compensation and Nominations Committee

Until June 5, 2020, Credicorp’s Board of Directors had separate committees for Compensation and Remunerations, and Nominations. These committees were subsequently combined to form the Compensation and Nominations Committee. Credicorp’s Compensation and Nominations Committee consists of five Directors from Credicorp. At least two members should be independent, one of them chairs the Committee and one should be a woman.

The current members of the Compensation Committee include Mr. Alexandre Gouvêa (Chairman, independent), Mr. Luis Romero Belismelis (non-independent), Mr. Raimundo Morales (non-independent), Mr. Antonio Abruña (independent) and Mrs. Maria Teresa Aranzabal (independent). The Compensation and Nominations Committee held seven meetings in 2021.

Content
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

The Compensation and Nominations Committee is responsible for (i) selecting and recommending to the Board of Directors the candidates to be proposed to the General Meeting of Shareholders of Credicorp, as well as to fill any vacancies; (ii) evaluating candidates for the Board of Directors to determine if they meet Credicorp’s independence criteria; (iii) proposing to the Board of Directors of Credicorp, for submission to the General Meeting of Shareholders, the attendance fees and remuneration levels of the members of the Boards of Directors and Committees of Credicorp; and (iv) defining the general guidelines of the Compensation Policy that must be implemented in Credicorp.

(4)  Risk Committee

Credicorp’s Risk Committee’s consists of five Directors from Credicorp or its subsidiaries. At least one member must be independent, and one should be a woman.

The current members of the Risk Committee include: Mr. Raimundo Morales (Chairman, non-independent), Mr. Luis Romero Belismelis (Chairman of the Board of Directors, non-independent), Mr. Alexandre Gouvêa (independent), Mrs. Patricia Lizarraga (independent), and Mr. Pedro Rubio (non-independent Director of BCP and other subsidiaries). In 2021, Credicorp’s Risk Committee held three meetings.

The Risk Committee’s duties are: (i) acknowledging and informing Credicorp’s Board of Directors the level of compliance with the risk appetite and the level of exposure assumed by the Group; and (ii) acknowledging the relevant improvements in the comprehensive risk management of the Group.

Content
6. D	Employees

As of December 31, 2021, Credicorp had 36,358 employees (including full-time and part-time employees), as set forth in the following table:

As of December 31,
	2019	2020	2021
Universal Banking
BCP Stand-alone (1)	17,005	16,770	17,435
Inversiones Credicorp Bolivia (ICBSA) (2)	1,802	1,724	1,632
Microfinance
Mibanco	11,553	10,781	9,878
Mibanco Colombia (3)	527	2,076	2,357
Insurance and Pensions
Grupo Pacifico (4)	2,904	2,984	2,562
Prima AFP	616	631	610
Investment Banking and Wealth Management
ASB Bank Corp.	147	167	139
Credicorp Capital Ltd. (5)	1,216	1,601	1,652
Others
Grupo Credito (6)	58	72	93
Total Credicorp	35,828	36,806	36,358

(1)	BCP Stand-alone includes employees from BCP Miami and BCP Panama.
(2)	ICBSA includes BCP Bolivia, Credibolsa, Credifondo, Crediseguro Seguros Personales and Crediseguro Seguros Generales.
(3)	Mibanco Colombia is a result of the merger of Encumbra and Bancompartir. 2019 figures only include Encumbra employees.
(4)	Does not include the employees of the acquired private hospitals. Pacifico corporate health insurance employees are not included since 2015.
(5)	Includes Credicorp Capital Colombia, Credicorp Capital Chile, Credicorp Capital Securities, Credicorp Capital USA and Credicorp Capital Peru.
(6)	Started operations in April 2018. Previously called Credicorp Peru.

All bank employees in Peru have the option of belonging to an employee union. The last strike of employees of BCP Stand-alone occurred in 1991 and did not interfere with our operations. In July 2013, we were informed of the establishment of the BCP Stand-alone independent employee union, which represented 0.17% of the BCP Stand-alone’s employees at that time. Today, the employee union represents 1.06% of the total employees of BCP Stand-alone. The relationship with this union has been cordial with an agreement in April 2016, an arbitration award and collective bargaining agreement valid from August 2016 to December 2018, and a last collective bargaining agreement that run from January 2019 to December 2020.

Content
6. E	Share Ownership

Board of Directors

The following persons were beneficial owners of the listed numbers of common shares of Credicorp Ltd. (as the term “beneficial owner” is defined in Form 20-F) as of December 31, 2021.

Director	Share Ownership		Percentage
Luis Enrique Romero B.	11,800,147	(1)	12.50%
Raimundo Morales D.	-		-
Fernando Fort M.	-		-
Patricia Lizarraga G.	-		-
Antonio Abruña P.	-		-
Maite Aranzábal H.	-		-
Alexandre Gouvea	-		-
Irzio Pinasco M.	-		-
Leslie Pierce D.	-		-

(1)	Includes beneficially owned shares of the Romero family (Mr. Luis Enrique Romero B. and their family or companies owned or controlled by them).

Common shares held by our Directors and our senior management does not have voting rights different from shares held by our other shareholders. As of December 31, 2021, there are no stock options granted by Credicorp to acquire any of Credicorp’s outstanding common shares.

Senior Management

Excluding Mr. Luis Romero Belismelis, our Executive Chairman, whose share ownership is set forth above, as of December 31, 2021, members of our senior management, as defined in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES” own 128,111 Credicorp shares, which represents 0.14% of our total outstanding shares. While each member of our senior management owns Credicorp shares, none (other than our Executive Chairman) owns more than 1% of our total outstanding shares.

Employees

As of December 31, 2021, Credicorp’s employees, excluding the senior management, own 677,969 Credicorp shares (granted by Credicorp as part of Credicorp’s long-term compensation program for its key employees and purchased by Credicorp’s employees), which represents 0.72% of our total outstanding shares.

Content
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As of December 31, 2021, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP Stand-alone and Grupo Pacifico were transferred to ASHC in April 2004. The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 14, 2022.

Owner	Common Shares	Percent of Class (1)
Atlantic Security Holding Corporation	14,620,846	15.49%
Romero family (2)	11,800,147	12.50%
BlackRock, Inc.	5,558,624	5.89%
Dodge & Cox	5,556,977	5.89%

(1)	As a percentage of all issued and outstanding shares (including shares held by ASHC).

(2)	It includes common shares directly or indirectly owned by Luis Romero Belismelis and his family or companies owned or controlled by them. Mr. Romero B. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders. Each share has right to one vote, including the shares owned by Atlantic Security Holding Corporation.

Approximately 9.82% of Credicorp’s total issued and outstanding common shares are currently held in 4,014 individual accounts with Cavalli, a Peruvian security clearing company.

As of December 31, 2021, Credicorp had 79,531,948 floating common shares (excluding the 14,620,846 shares held by ASHC and 229,523 shares held by Credicorp’s subsidiaries that correspond to Credicorp’s long-term compensation program for its key employees). For more details regarding our treasury stock see Note 18 (b) to our consolidated financial statements. Approximately 89.59% of the 94,382,317 Credicorp’s issued common shares were held in the United States. There were approximately 50 registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2019, 2020 and 2021 include transactions with related parties, including (i) related companies such as associates or others, (ii) its Board of Directors, (iii) its senior management, (iv) close members of the families of its Directors or members of its senior management and (v) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

Content
Transactions between the Credicorp companies and those related to Credicorp that exceed US$1 million must have the approval either of the Board of Directors involved or of the body to which this Board has delegated the responsibility. The Finance Areas of each company are responsible of identifying these operations and escalating them to the Board of Directors.

Transactions between Credicorp companies and between Credicorp companies and their employees (without being limited to banking, financial, securities brokerage, investment, other financial services, payments of tariffs and regulatory contributions) that are made in the normal course of its operations, at market prices and values, or in substantially the same terms, including yields, interest rates and collateral, as compared to those prevailing at the same time with third parties, and that do not imply a higher collectability risk and do not present any additional unfavorable terms for Credicorp, are expressly exempted from this requirement. These transactions are considered pre-approved by Credicorp’s Board of Directors and may be reported to the Sustainability Committee in order to ensure good practices and detect potential conflicts of interest. For the daily approval of these transactions, the current policies and regulations of each Credicorp company will be followed.

The following table shows Credicorp’s main transactions with related companies as of and for the years ended December 31, 2019, 2020 and 2021.

	Year ended December 31,*
	2019	2020	2021
Statement of financial situation	(in thousands of soles)
Direct loans	1,657,206	1,909,516	1,848,299
Investments (1)	935,286	1,165,661	871,779
Deposits	(751,990)	(1,582,412)	(768,564)
Derivatives at fair value	4,984	4,408	2,325

Statement of income -
Interest income related to loans – income	28,477	57,373	39,603
Interest expense related to deposits – expense	(10,377)	(17,212)	(16,236)
Non-interest income	9,698	24,411	10,243

Off-balance sheet
Total performance bonds, and stand-by letters of credit	373,865	431,089	459,562

(1)
The balance year 2021, includes mainly S/183.3 million of corporate bonds, S/178.6 million of corporate bonds issued by Cementos Pacasmayo S.A., S/137.7 million of shares of Alicorp S.A.A. and S/184.8 million of shares of Inversiones Centenario. The decrease in the balance corresponds mainly to the fluctuation that negatively affected the investments in shares of Inversiones Centenario and Alicorp S.A.A.A.

During the year 2020, the balance mainly includes S/208.2 million of corporate bonds and S/120.9 million of Alicorp S.A.A. shares, S/174.4 million of corporate bonds issued by Cementos Pacasmayo S.A., and S/196.5 million of Inversiones Centenario shares
(*)	The table does not consider Subsidiaries Transactions.

Content
Credicorp has entered into these transactions with related parties in the ordinary course of business and in accordance with normal market terms, including interest rate and collateral, which were available to other customers for comparable transactions at that time, and they did not involve more than the normal risk of collectability or present other unfavorable features. Outstanding loan balances at year-end were guaranteed by the related party. Peruvian financial system law prohibits us from giving more favorable conditions to related parties. On December 31, 2021, direct loans to related companies were secured by collateral, which had maturities between January 2022 and March 2029, at an annual soles average interest rate of 6.37% and at an annual foreign currency average interest rate of 4.03% (as of December 31, 2019, maturities were between January 2021 and December 2036, and the annual soles average interest rate was 5.33% and the annual foreign currency average interest rate was 4.45%). As of December 31, 2021, we recorded an S/23.4 million allowance for loan losses for doubtful debt in connection with loans to related parties. As of December 31, 2020, this provision amounted to S/9.1 million. The amount of this provision is adjusted on a continuous basis and based on the financial position of each related party and the market in which it operates.

As of December 31, 2021, the related company that had the largest debt balance of direct loans with Credicorp was in the cement sector with a total balance of S/450.8 million. This balance included short-term financing. Interest rates of the operations ranged from 1.55% to 2.62% in soles and 1.80% in dollars. As of December 31, 2020, the related company that had the largest debt balance of direct loans with Credicorp was in the real estate sector with a total balance of S/239.0 million. This balance included short-term financing, as well as medium-term operations. Interest rates of the operations ranged from 6.05% to 6.33% in soles and from 2.80% + 3 month libor to 3.08% + 3 month Libor. As of December 31, 2019, the related party with the largest debt balance of direct loans with Credicorp, was a manufacturing company with a total balance of S/322.3 million. This balance included short-term financing, as well as medium and long-term operations. Interest rates of the most relevant operations ranged from 2.20% to 7.50% in soles.

As of December 31, 2019, 2020 and 2021, Credicorp’s Directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law No. 26702, which regulates and limits certain transactions with employees, Directors and officers of a bank and insurance company. On December 31, 2019, 2020 and 2021, direct loans to employees, Directors, senior management, and their family members amounted to S/1.0 billion, S/1.1 billion and S/1.0 billion, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to Directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

In 2021, Credicorp and subsidiaries made payments totaling approximately US$48.05 million to the following related suppliers: Hermes Transportes Blindados, McKinsey & Company Peru Inc., Grupo Romero and subsidiaries, Grupo Centenario and subsidiaries, Falabella Peru and subsidiaries, ENEL Distribucion Peru SAA. and AI Inversiones Palo Alto II. This information is being disclosed in accordance with our Corporate Policy on Related Parties, which came into effect in December 2019.

Content
Subsidiaries Transactions

The following table shows Credicorp’s main transactions with subsidiaries companies as of and for the years ended December 31, 2019, 2020 and 2021 which does not consider related party transactions.

	As of December 31,(***)
	2019	2020	2021
Statement of financial situation		(in thousands of soles)
Direct loans / receivables (1)	2,191,317	1,997,763	3,104,188
Investments	51,013	245,624	115,642
Funds / Deposits (2)	(1,617,118)	(1,939,364)	(2,917,661)
Derivatives at fair value receivable / payable (*)	8,054	10,092	20,392
Statement of income -
Interest income related to loans – income (**)	98,045	85,196	58,270
Interest expense related to deposits – expense (**)	(9,096)	(3,337)	(1,499)
Non-interest income (**)	57,465	64,930	76,645
Off-balance sheet
Total performance bonds, and stand-by letters of credit	172,119	280,878	331,920

(1)	The loans granted by these companies are recognized as receivable by the group companies that received the placement. These transactions are eliminated from the Statement of Financial Position.
(2)	Funds available from various group companies are received by these subsidiaries as deposits. These operations are eliminated in the Statement of Financial Position.
(*)
Accounts receivable for derivatives held by group companies will be accounts payable for the subsidiaries with which the derivative is agreed and vice versa. These transactions are eliminated from the Statement of Financial Position.

(**)	Income recognized by group companies will be an expense for the subsidiaries with which the transaction was agreed. These transactions are eliminated from the statement of income.
(***)	The table does not consider related party transactions.

Content
The main direct loans and receivables between subsidiaries of the group are:

Grant the Loan	Receive the Loan	At December 2021
		(in thousands of Soles)
Sol-denominated:
BCP Stand-alone	Mibanco	1,555,000
BCP Stand-alone	ASB Bank Corp	293,123
BCP Stand-alone	Grupo Crédito	90,600
BCP Stand-alone	SEAH	42,574
BCP Stand-alone	Credicorp Capital SAB	15,000
BCP Stand-alone	Pacifico	20,000
BCP Stand-alone	Compañía Incubadora de Soluciones Móviles S.A.- Culqui	5,621
Others		42,696
Total Sol-denominated		2,064,614
Foreign Currency-denominated:
ASHC	Atlantic Sec Intern Financ Ser	912,336	*
CCR	BCP Stand-alone	75,016
BCP Stand-alone	SEAH	31,824
ASB Bank Corp	Credicorp Capital Chile S.A.	7,917
BCP Stand-alone	Credicorp Capital Chile S.A.	3,643
Others		8,838
Total Foreign Currency-denominated		1,039,574
Total		3,104,188

*Credicorp invests the liquidity from its US$500 million bond issue in mutual funds, in investments made through investment management agreements (IMAs) with third parties, and in direct investments in bonds.  With respect to the proceeds of the bond issue, as of December 31, 2021, investments in mutual funds totaled US$263.4 million, investments with third parties under IMAs totaled US$233.3 million, and investments in bonds held to maturity totaled US$6.6 million. Credicorp Ltd. itself only maintains passive investments, such as deposits, mutual funds and bonds held to maturity, while investments with third parties under IMAs and any active management of liquidity is carried out by ASIFS (Atlantic Security International Financial Services Inc.), an operating subsidiary of ASHC, which is in turn a subsidiary of Credicorp Ltd. The flow of financing for investments with third parties under IMAs is through capital contributions from Credicorp Ltd. to ASHC, then through non-interest loans from ASHC to ASIFS, which as of December 31, 2021, totaled US$228.8 million.  During the twelve-month period ended December 31, 2021, the largest outstanding amount of the non-interest loan from ASHC to ASIFS was US$ 228.8 million.

Main loans granted between group companies in soles amount to S/2,064.6 million with an average rate of 3.5% and with maturity between January and November 2022; in dollars amount to S/1,039.6 million with an average rate of 1.86% and with maturity between January 2022 and August 2023.

7. C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements, audited by an independent registered public accounting firm and accompanied by an audit report, are included beginning on page F-1 of this Annual Report.

Content
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

Madoff Trustee Litigation. In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC. (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary, ASB (currently ASB Bank Corp.), in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120 million in principal amount, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry) together with fees, costs, interest, and expenses. The Madoff Complaint seeks the recovery of these redemptions from ASB Bank Corp. as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB Bank Corp. The Madoff Trustee has filed similar “claw back” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. On or about June 1, 2020, the United States Supreme Court denied the petition for a writ of certiorari. Following the denial of the petition for writ of certiorari, the judgment for dismissal by the Bankruptcy Court was vacated and the matter was remanded back to the Bankruptcy Court. The case now remains pending in the Bankruptcy Court. On March 25, 2022, ASB Bank Corp. filed a Motion to Dismiss the Complaint. While management believes that ASB has defenses against the Madoff Trustee’s claims and intends to defend against any action by the Madoff Trustee, in view of recent judicial decisions in cases not involving ASB, certain defenses are no longer available. In this context, Credicorp has constituted a provision that management considers reasonable with the information available today.

Content
Fairfield Litigation. In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint (the Fairfield Complaint) against ASB in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million in principal amount from ASB, representing the amount of ASB’s redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest, and expenses. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation as described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield v. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation, the Fairfield v. ASB Adversary Proceeding, and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB, filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB and other defendants, in May 2019. The appeal remains pending. Management believes that ASB has defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

(2)   Government Investigations

The former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former Chairman testified on November 18, 2019, and our Vice Chairman testified on December 9, 2019. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fuerza Popular 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

Content
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

On December 8, 2021, Credicorp informed that the Peruvian SMV was notified of the resolution issued by the Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Credicorp’s contentious-administrative claim challenging the SMV’s resolution (by negative administrative silence), with reference to the appeal filed by Credicorp mentioned in the prior paragraph.

Under the Resolution, the SMV resolved to sanction Credicorp (i) with a fine of 300 Peruvian Tax Units (Unidades Impositivas Tributarias or UITs by their Spanish initials), representing approximately US $270,000, for, allegedly, having infringed (categorized as “very serious”) (muy grave) subsection 1.6, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N° 055-2001-EF / 94.10, effective as from 2011; and (ii) with a fine of 210 UITs (approximately US $207,375) for, allegedly, having violated (categorized as “very serious”) (muy grave) subsection 1.5, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N° 055-2001-EF / 94.10 and modified by Resolution N° 006-2012-SMV / 01, effective as from 2016. The charges made by the SMV against Credicorp were that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s cash contributions to the political party Fuerza Popular during the 2011 Peruvian presidential campaign (first charge) and that the Company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s agreement to make contributions to the political party Peruanos por el Kambio during the 2016 Peruvian presidential campaign (second charge).

Content
Because Credicorp was neither in agreement with the categorization of the facts nor with the sanctions imposed, Credicorp filed an appeal challenging the Resolution. Subsequently, after the expiration of the term to resolve in the appeal (second administrative instance), Credicorp asserted its right to negative administrative silence and to resort to the Judiciary.  Notwithstanding, Credicorp proceeded to pay the fines imposed by the SMV, in compliance with Peruvian law.

Thus, since Credicorp’s contentious-administrative claim filed was admitted for consideration by the Court, the administrative procedure has terminated with respect to Credicorp, and the matter is now subject to the decision of the Judiciary.

On March 4, 2022, Grupo Pacifico was informed that the Peruvian SMV was notified of the resolution issued by the Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Grupo Pacifico´s contentious-administrative claim challenging the SMV´s resolution (by negative administrative silence), with reference to the appeal filed by Grupo Pacifico mentioned above. Thus, since Grupo Pacifico´s mentioned claim was admitted for consideration by the Court, the administrative procedure has terminated with respect to Grupo Pacifico, and the matter is now subject to the decision of the Judiciary.

Regarding BCP and Mibanco the administrative proceedings are still in the SMV.

Credicorp believes that neither the contributions disclosed by our former Chairman and the current Vice Chairman in 2019 nor the related SMV sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either of the contributions will have a material effect on the Company’s business, financial position, or profitability.

On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the Company that he was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team – Fourth Court Division (Fiscalia Supraprovincial Corporativa Especializada en Delitos de Corrupcion de Funcionarios Equipo Especial – Cuarto Despacho). Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional 65 individuals on the grounds of, in his particular case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand-alone to the Olmos Project.

Credicorp has reviewed the performance of the officers of Banco de Credito del Peru in relation to the financial advisory services provided by the Bank in connection with the Olmos Project and has concluded that the facts under investigation do not give rise to any liability of Banco de Credito del Peru or its officers. Credicorp bases this view on the qualified opinion of external consultants specializing in the matter. Therefore, Credicorp considers that the opening of the aforementioned preparatory investigation will not have any impact on the normal operation of the Company and tat it will not affect the dedication and performance of its officers in undertaking their regular duties.

Content
(3)	Regulatory Sanctions

In January 2021, The SBS imposed a fine on Prima AFP in the amount of twenty-five UIT (approximately US$27,500) for serious infringement related to incorrect categorization of investments in relation to Infrastructure Funds and Private Equity. The Company’s management acknowledged the infringement and adopted all necessary measures to prevent any further occurrence.

In October 2021, the SBS imposed a fine on BCP Stand-alone in the amount of thirty-one UIT (approximately US$34,100) for serious infringement related to unauthorized disclosure of client´s operations. The Company´s management acknowledged the infringement and adopted all necessary measures to prevent any further occurrence.

(4)	Dividend Policy

Under Bermuda law, a dividend may only be declared and paid if the Company is able to (i) pay its liabilities as they become due, and (ii) the realizable value of its assets is not less than the aggregate value of its liabilities, issued share capital and share premium accounts.

Each year, the Company intends to declare and pay dividends in cash of at least 25% of the Company’s consolidated net profits based on the last audited financial accounts. The Board of Directors shall take into consideration the following when deciding whether to distribute dividends:

•	The availability of dividends from the Company’s subsidiaries;
•	Whether the declaration and payment of dividends would cause the Company to breach any applicable laws or adversely impact on the equity growth requirements of the Company or its subsidiaries;
•	Financial performance of the Company;
•	General business and economic-financial conditions affecting the Company; and
•	Any other factors that the Board may deem relevant.

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

Content
Furthermore, the Board of Directors of the Company, in its session held on December 23, 2021 resolved that, subject to the provisions of Credicorp’s Dividend Policy, the Board expects that Credicorp will declare dividends, if any, in the month of April 2022 or thereafter once the Company’s subsidiaries have agreed the declaration and date of payment of any dividends in their respective shareholder and board meetings. This decision was made in accordance with Credicorp’s Dividend Policy.

The following table shows the cash and stock dividends that we paid based on the results of our operations in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2001	94,382,317	US$	0.10	0.00
2002	94,382,317	US$	0.40	0.00
2003	94,382,317	US$	0.30	0.00
2004	94,382,317	US$	0.40	0.00
2005	94,382,317	US$	0.80	0.00
2006	94,382,317	US$	1.10	0.00
2007	94,382,317	US$	1.30	0.00
2008	94,382,317	US$	1.50	0.00
2009	94,382,317	US$	1.70	0.00
2010	94,382,317	US$	1.95	0.00
2011	94,382,317	US$	2.30	0.00
2012	94,382,317	US$	2.60	0.00
2013	94,382,317	US$	1.90	0.00
2014	94,382,317	US$	2.1873	0.00
2015	94,382,317	US$	2.3160	0.00
2016	94,382,317	S/	12.2865	0.00
2016	94,382,317	S/	15.7000	0.00
2017	94,382,317	S/	14.1726	0.00
2018(1)	94,382,317	S/	20.0000	0.00
2018(1)	94,382,317	S/	8.0000	0.00
2019(2)	94,382,317	S/	30.0000	0.00
2020(3)	94,382,317	S/	5.0000	0.00
2021(4)	94,382,317	S/	-	0.00

(1)
At a meeting held on February 27, 2019, the Board of Directors declared a cash dividend of S/20.0000 per common share. The cash dividend was paid in US Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on May 8, 2019. The US Dollar dividend amount was rounded up to four decimals. The aforementioned cash dividend was paid on May 10, 2019 to those shareholders that were registered as shareholders of Credicorp as of the close of business on April 16, 2019. At a meeting held on September 25, 2019, the Board of Directors declared a special cash dividend of S/8.0000 per common share. The cash dividend was paid in US Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on November 20, 2019. The US Dollar dividend amount was rounded up to four decimals. The aforementioned cash dividend was paid on November 22, 2019 to those shareholders that were registered as shareholders of Credicorp as of the close of business on October 23, 2019.

(2)
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

(3)
At a meeting held on February 25, 2021, the Board of Directors discussed the probability of approving a distribution of dividends for the results obtained in 2020. Due to the uncertainty in the health and economic expectations of Peru and the countries in which we operate, this decision will be defined in the following directories agreed during 2021, taking into account the evolution of the pandemic and its possible impact on the solvency, liquidity and profitability of Credicorp. At a meeting held on August 26, 2021, the Board of Directors declared a cash dividend of S/5.0000 per common share. The cash dividend was paid in U.S. Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on October 5, 2021. The U.S. Dollar dividend amount will be rounded up to four decimals. The aforementioned cash dividend was paid on October 7, 2021 to those shareholders that are registered as shareholders of Credicorp as of the close of business on September 15, 2021.

(4)	Cash dividends for the result of 2021 have not been declared yet.

Content
8. B	Significant changes

There have not been any significant changes since the date of our consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

9. A	Offer and Listing Details

Our common shares have been traded on the NYSE since October 25, 1995. Our common shares also trade on the BVL. They are quoted in US Dollars and trade under the symbol BAP on both exchanges.

As of December 31, 2021, Credicorp had issued 94,382,317 registered common shares with a nominal par value of US$5.00 per share. Under Credicorp’s Bye-laws, any holder of such shares is entitled to one vote per share, to such dividends as the Board of Directors may from time to time declare and to the surplus assets of Credicorp in the event of a winding-up or dissolution. Credicorp’s shareholders do not have preemptive purchase rights under the Company’s Bye laws.

9. B	Plan of Distribution

Not applicable.

9. C	Markets

The BVL is the principal non-U.S. trading market for our common shares.

(1) Trading

As of December 2021, there were 264 companies listed on the BVL, which is Peru’s only securities exchange established in 1970. Trading on the BVL is primarily done on an electronic trading system, though trading may also occur in an open outcry auction floor session. Trading hours occur from Monday through Friday as follows:

From the second Sunday of March through the first Sunday of November of each year:	Pre-Opening	07:30	-	08:20
	Opening session:	08:20	-	08:30
	Trading I:	08:30	-	14:22
	Trading II	14:22	-	14:52
	Closing session:	14:52	-	15:00
	Closing Price publication	15:00	-	15:02
	Trading at closing price:	15:02	-	15:10
	Post-Closing	15:10	-	15:30
From the first Sunday of November through the second Sunday of March of each year:	Pre-Opening	07:30	-	09:00
	Opening session:	09:00	-	09:30
	Trading I:	09:30	-	15:22
	Trading II	15:22	-	15:52
	Closing session:	15:52	-	16:00
	Closing Price publication	16:00	-	16:02
	Trading at closing price:	16:02	-	16:10
	Post-Closing	16:10	-	16:30

Content
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

At the beginning of 2020, the BVL General Index was falling after uncertainty with regards to COVID-19 around the world, and especially due to lower commodities prices, with copper falling from 280 cUS$/lb in the beginning of January 2020, to 212 cUS$/lb at the end of March 2020, when the first pandemic shock hit Peru, and forced to social and economic lockdowns due to COVID-19. The BVL General Index dropped to 13,539 points on April 3, 2020.

Since that point in time international copper prices started to recover up to 478 cUS$/lb at the beginning of November 2021. In this context, the BVL General Index started to recover from the April 2020 drop and increased until February 2021 to 23,200 points, an increase of 71%.

In February 2021, new lockdowns and measures were enacted by the government due to new variants of COVID-19 around the world, and in this context the BVL General Index began another decline, falling again to a low in August 2021 of 15,532 points, 33% below its recent high.

Since August 2021, economic recovery started, with the vaccination process advancing at decent pace in Peru. As a result of the return to some normality in the economy, the important level of vaccinations, the broader opening of the economy with respect to 2020, and high prices of copper, a recovery in the BVL General Index started to happen, helping 2021 to close at 21,112 points, an increase of 36% from the drop in August 2021.

However, and despite this recovery of the BVL General Index, it increased only 1% from year-end 2020 to year-end 2021 and 2.9% from year-end 2019 to year-end 2021. From year-end 2018 to year-end 2019, the BVL General Index increased 6%. As of, March 4, 2022, copper prices had hit a historical record of 492 USD/lb, and the BVL General Index had increased 21% since the end of 2019 and 18% since the end of 2021.

 The total amount traded on the BVL was US$5.7 billion in 2021, US$5.8 billion in 2020 and US$5.5 billion in 2019. These figures are still far from the record level obtained in 2007, in which trading volume reached US$12.4 billion. The Peruvian stock market capitalization amounted to US$148.5 billion in 2021 compared to US$165.5 billion in 2020 and US$162.0 billion in 2019. The General Index of the Lima Stock Exchange (Índice General de la Bolsa de Valores de Lima or IGBVL by its Spanish initials) closed at 21,111.73 points at the close of the last trading day in 2021 (an increase of 1.39% compared to the close of the last trading day 2020).

Content
 (2)   Market Regulation

The Securities Market Law (Legislative Decree No. 861) addresses matters such as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies. The SMV, which is a governmental entity attached to the MEF, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while the BVL and its member firms were given the status of self-regulatory organizations. Additionally, a unified system of guarantees and capital requirements was established for the BVL and its member firms.

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

Content
9. F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10. A	Share Capital

Not applicable.

10. B	Memorandum of Association and Bye-laws

The registration number of Credicorp in the Registrar of Companies of Bermuda is EC21045.

The following sections set forth certain information concerning Credicorp’s Board of Directors and its share capital, and a summary of certain significant provisions of Credicorp’s Memorandum of Association and Bye-laws and Bermuda corporate law. This description does not purport to be complete and is qualified by reference to Credicorp’s Memorandum of Association and Bye-laws and to applicable corporate law. For further information on Credicorp’s current Bye-laws, as amended in 2020, see Exhibit 1.1 to this Annual Report.

(1)     Credicorp Ltd.’s Objects

The objects under which Credicorp is formed and incorporated under its Memorandum of Association are:

(1)
To act and perform all the functions of a holding Company in all of its branches and to coordinate the policy and administration of any subsidiary Company or companies wherever incorporated or carrying on business or of any group of companies of which Credicorp or any subsidiary Company is a member, or which are in any manner controlled directly or indirectly by Credicorp;

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

Content
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

The office of Director shall be vacated if the Director: (i) is removed from office pursuant to Credicorp’s Bye-laws or is prohibited from being a Director by law; (ii) is or becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is or becomes of unsound mind or dies; or (iv) resigns his or her office by notice in writing to the Company. At any general meeting, the shareholders may authorize the Board to fill for the remainder of the Election Period any vacancy in their numbers left unfilled at the general meeting. Shareholders in general meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy on the Board for the remainder of the Election Period occurring as a result of the death, disability, disqualification, or resignation of any Director.

A Director may not vote in respect of any contract or proposed contract or arrangement in which such Director is interested or in respect of which such Director has a conflict of interest.

Directors’ remuneration is determined by Credicorp’s shareholders in general meetings. Directors living outside Lima may also be paid all travel, hotel, and other expenses properly incurred in attending meetings of the Board of Directors, meetings of any committee appointed by the Board of Directors, general meetings of the Company, or any meetings in connection with the business of the Company or their duties as Directors generally.

Any Director, or any Director’s firm, partner, or any Company with whom any Director is associated, may act in a professional capacity for Credicorp, and such Director or such Director’s firm, partner or such Company may be entitled to remuneration for professional services as if such Director were not a Director, provided that a Director or Director’s firm, partner or such Company is not authorized to act as auditor of the Company.

The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled share capital, or any part thereof. The Board of Directors may also issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability, or obligation of the Company or any third party.

Content
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

Under the Companies Act 1981 of Bermuda, shareholders may resolve in a general meeting to reduce paid-up share capital that is more than the Company’s requirements. Upon such a shareholder resolution reached in accordance with Credicorp’s Bye-laws, the Company must publish notice in a newspaper 15 to 30 days before the reduction in share capital is to become effective, stating (i) the amount of share capital as last determined by the Company; (ii) the amount by which the share capital is to be reduced; and (iii) the date on which the reduction will become effective. Then, the Company may proceed to reduce its share capital in any way, including by (a) extinguishing or reducing the liability on any of its shares in respect of capital not paid up; (b) with or without extinguishing or reducing liability on any of its shares, cancel any paid up capital that is lost or unrepresented by available assets; or (c) with or without extinguishing or reducing liability of any of its shares, and with or without reducing the number of such shares, pay off any paid-up capital that is in excess of the requirements of the  Company. Subject to Credicorp’s Bye-laws, when share capital is to be reduced by cancellation of part of a class of shares, the shares to be cancelled must be selected (a) by lot, in such manner as the Directors determine; (b) as nearly as may be in proportion to the number of shares of the class registered in the name of each shareholder; or (c) in such other manner as the Directors, with the consent of the majority of shareholders of the share class to be cancelled, determine. When shares are to be cancelled to reduce the Company’s share capital, the shares shall be acquired at the lowest price at which the shares are obtainable, in the opinion of the Directors, but not exceeding an amount, if any, stated in the Bye-laws. Credicorp’s Bye-laws do not state any amount or price at which shares are to be cancelled when undertaking a share capital reduction of this kind. There are no conditions in our Memorandum of Association or Bye-laws governing changes in our share capital that are more stringent than those required under Bermuda law.

Content
The rights of Credicorp’s shareholders can be changed by amendment of Credicorp’s Bye-laws.  Amendments, rescissions, or alterations to Credicorp’s Bye-laws generally require approval by a resolution of its Board of Directors and a resolution of the shareholders passed by a majority of the votes cast in accordance with the provisions of the Bye-laws. Amending Bye-laws 4.11 and 4.23 of Credicorp’s Bye-laws, regarding the number of Directors, tenure, election process and filling of vacancies, among other matters, requires affirmative votes of at least two-thirds of the total issued voting shares of the Company. Bye-law amendments may be made at a general meeting or at a special meeting.

Credicorp’s annual general meeting is held each year to consider and adopt resolutions, to receive the report of the auditors and the consolidated financial statements for the last financial year, to elect Directors, to consider fees payable to Directors, to appoint auditors and to consider other matters properly brought before the meeting. At least fourteen days’ notice of an annual general meeting is given to each shareholder. Notice of an annual general meeting will state the date, place, and time at which the meeting is to be held, that the election of Directors will take place at the meeting, and as far as practicable, the other business to be conducted at the meeting. At least ten days’ notice of a special general meeting is given to each shareholder. Notice of a special general meeting will state the date, time, place, and the general nature of the business to be considered at the meeting. Subject to the provisions of the Bermuda Companies Act 1981 and Credicorp’s Bye-laws, any question proposed for the consideration of the shareholders at any general meeting will be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of Credicorp’s Bye-laws. In the case of a tie, the resolution fails.

No limitations on the rights to own our securities, or on the rights of non-resident or foreign shareholders to hold or exercise voting rights on those securities, are imposed by the Companies Act 1981 of Bermuda or by the Memorandum of Association, or Bye-laws of Credicorp.

There is no provision of the Company’s Memorandum of Association or Bye-laws that would delay, defer, or prevent a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Content
There are no Bye-law provisions or provisions of Bermuda law governing the ownership threshold above which ownership of Credicorp shares must be disclosed. Under Peruvian law, any individual or legal entity who acquires, directly or indirectly, 1% or more of the share capital of a Company operating in the financial and insurance systems (or that is engaged in activities that are either associated with or complementary to the purpose of such companies) in a 12-month period, or who obtains a shareholder stake of 3% or more, must provide the SBS with the information that the SBS requests to identify the shareholder’s main economic activities and the structure of its assets. In addition, the acquisition of shares of a Company operating in the financial or insurance system exceeding 10% of the Company’s share capital (or resulting, when aggregated with previous holdings, in the holding of 10% of the Company’s share capital) by a single individual or entity, whether directly or indirectly, require prior authorization from the SBS. In order to acquire more than 10% of the share capital of a legal person domiciled in Peru that holds shares in the Financial Company, prior authorization from the SBS is required. If the Holding Company is a legal person that is not domiciled in Peru, such as Credicorp, the SBS must be informed if there is a modification in the composition of the Holding Company’s shareholders in proportions that exceed 10%, indicating the names of such shareholders.

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

Although substantially all of the clients of BCP Stand-alone, ASB, and Grupo Pacifico are located in Peru, as of December 31, 2021, approximately 29.7% of BCP Stand-alone’s loan portfolio, 97.2% of ASB’s loan portfolio, and 53.4% of Grupo Pacifico’s written premiums were denominated in US Dollars (28.6%, 100.0% and 49.0%; and 35.4%, 99.9% and 43.9% in 2020 and 2019, respectively).

Content
Since March 1991, there have been no exchange rate controls in Peru, and all foreign exchange transactions are based on market exchange rates. The Peruvian Constitution establishes equal treatment between national and foreign investment in Article 63, and Legislative Decree No. 662 allow foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by the Company. These investors are allowed to purchase foreign exchange at market exchange rates through any member of the Peruvian banking system.

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$78,495 million or 35% of GDP as of December 31, 2021) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations or that Peru will not devalue its currency should its foreign reserves decline. See “Item 4. Information on the Company – 4.B Business Overview – (7) Peruvian Government and Economy”.

We have been designated as a non-resident for Bermuda exchange control purposes under the Bermuda Exchange Control Act 1972 and associated regulations and are able to conduct our day-to-day operations free of Bermuda exchange control formalities. We are able to pay dividends, distribute capital, and open and maintain bank accounts in any foreign currency without reference to the Bermuda Monetary Authority.

10. E	Taxation

The disclosures in the following sections describe certain material implications to shareholders under the tax laws of Bermuda, Peru, Chile, Colombia, and the United States, but are not intended to provide legal advice to investors. Investors should consult with their own tax advisers in these and other jurisdictions. For details on income tax review by the Tax Authorities on the jurisdictions in which we operate, please refer to Note 19 (a) and (d) to the consolidated financial statements.

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

Content
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

The Legislative Decree No. 1424 (published on September 13, 2018) established an additional rule according to which if the “total amount” of domiciled entity’s shares indirectly transferred is equal to or exceeds 40,000 Peruvian Tax Units (approximately US$52 million), an indirect transfer of Peruvian shares would always be deemed to be triggered, regardless of whether either of conditions (1) or (2) above are met. This new rule based on the sales price is in force as of January 1, 2019, jointly with the general rule referred above.

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

Content
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

In case the domiciled entity directly or indirectly owns shares of another or other domiciled entities and/or non-domiciled entities, the market value of such shares must include the market value of these other companies.

For the determination of the discounted cash flow value to be credited, the taxpayer must have a technical report containing at least the following information: (i) an executive summary; (ii) an analysis of the sector in which the Company operates; (iii) an analysis of the Company; (iv) valuation; and (v) annexes that accredit the results obtained.

•
Equity Participation Value (EPV): If the methods described above are not complied with, the EPV is calculated on the basis of the last audited balance sheet of the issuing Company closed within 90 days prior to the disposal. This is applicable in the case of entities that are under the supervision of the SMV, or entities authorized to perform the same functions in other jurisdictions. If, within 90 days prior to the sale, a reduction in the share capital of the non-resident entity is made, the balance sheet of the non-resident entity will be the one corresponding before the reduction.

•	Residual Method: If the previous methods are not applicable, the EPV will be one of the following:

Content
1.
The EPV shall be the result of dividing the equity value of the entity based on the last balance sheet closed within 90 days prior to the disposal, in accordance with the accounting standards officialized or approved by the competent body of the country, increased by the average monthly active market rate in local currency (TAMN), and by the number of shares issued, provided the following conditions are met:

•	The entity’s shares are not listed on a stock exchange or in any centralized trading mechanism, and;
•	The entity is not under the control and supervision of an entity that is entitled to perform the same functions as the SMV under its country of residence.

2.	The EPV will be the appraised value established within the six months prior to the date of the transfer.

The tax rate will apply according to the following table:

Tax rate
Exempt (0%)
Income derived from the transfer of securities in the Lima Stock Exchange will be exempt from the Income Tax until December 31, 2022, as long as they have a stock market presence and; if in a period of 12 months, the tax-payer or its related parties, through a single or successive operation, do not transfer 10% or more of the total shares issued by the respective Company.

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

•	Reporting to the SUNAT the direct or indirect transfer of its shares, and;
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

According to Supreme Decree No. 275-2013-EF, enacted on November 7, 2013, which defined the concept of “economic relationships”, a domiciled entity is considered to be economically related to a non-domiciled seller, if, in any given time within the 12-month period prior to the transfer, at least one of the following conditions is met:

o	The non-domiciled seller owns more than 10% of the equity of the domiciled entity, directly or through a third party;
o	10% or more of the equity of each of the domiciled entity and the non-domiciled seller is owned by common shareholders;
o	The domiciled entity and the non-domiciled seller have one or more common Directors, managers, or administrators, with authority over financial, operative, and commercial agreements;

Content
o	The domiciled entity and the non-domiciled seller prepare joint consolidated financial statements; or
o	The non-domiciled seller has a dominant influence on the decisions of the administrative areas of the domiciled entity, or vice-versa.

10.3 Chilean Regulation

The Chilean Statutory Income Tax rate to resident legal entities has been 27% under the semi-integrated regime 2018. Foreign individual or legal resident entities are subject to a 35% dividend withholding tax. This tax applies at the moment of the effective remittance of the dividend and the corporate income tax can be used as a credit. In case of non-treaty country resident shareholders, the corporate tax credit is limited to 65% of the corporate income tax associated to such dividend. Therefore, in this case, the total tax burden for foreign taxpayers, subject to a 35% tax rate, will be 44.45%. Nonetheless, the “65% limit” does not apply to those investors domiciled or resident in a country with which Chile has a Double Taxation Treaty in force. Additionally, a transitory rule provides that this benefit will also be applicable to those investors who are residents of countries with which Chile has a Double Taxation Treaty subscribed and pending ratification, to the extent that the treaty was signed prior to December 31, 2020. This transitory rule would be in effect until December 31, 2025. The Group is under the Income Tax semi-integrated system.

10.4 Colombian Regulation

The Colombian general corporate income tax rate was 31% in 2021 and is increasing to 35% in 2022. In addition, a temporary surtax will be applied only to financial institutions whose taxable income equal to or exceeds approximately US$1.3 million. Credicorp Capital Colombia, Credicorp Capital Fiduciaria, our Colombia Trustee Company and Mibanco Colombia, are subject to for this surtax. From 2018 through 2020, the surtax rate was 4%, and has decreased decreasing to 3% from 2021 until 2025. Therefore, the combined income tax rate for financial institutions in Colombia is 34% for 2021, 38% between 2022 and 2025, and 35% for 2026 onwards. Without prejudice of the provisions established in tax treaties, distribution of dividends to non-residents is subject to a 10% dividend tax. When the corresponding profits were not taxed at the level of the distributing company, the corporate income tax rate would be applied over the dividends (the percentage will depend on the year of distribution), and after that, the 10% dividend tax is applied. Foreign portfolio investment is also subject to the 10% withholding tax. However, in case of previously untaxed corporate profits, instead of applying the general income tax rate, a withholding tax of 25% will be assessed. Corporate profits earned up to December 31, 2016, are not subject to the 7.5% or 10% withholding tax on dividends, even though the distribution occurs from and after January 1, 2017. Finally, as of 2019, profits distributed to Colombian companies are also subject to the 7.5% tax, under similar conditions of non-resident investors, though some exceptions apply. In any case, the tax paid by the Colombian company over the dividends can be transferred to its foreign investors. Therefore, they are entitled to use it as a tax credit against its own tax when they receive dividends.

Content
10.5          Material U.S. Federal Income Tax Consequences

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

Content
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

This summary applies to U.S. Shareholders. As used in this section 10.5, a “U.S. Shareholder” means a beneficial owner of our common shares who or that is, for U.S. federal income tax purposes, any of the following:

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

Content
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

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. Shareholders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation if (1) its stock is readily tradable on an established securities market in the United States or (2) it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. However, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. The common shares are traded on the NYSE, an established securities market. The United States does not have a comprehensive income tax treaty with Bermuda or Peru. Each U.S. Shareholder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Taxation of Capital Gains

Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Shareholder generally will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the common shares were held for more than one year. Gain or loss, if any, recognized by a U.S. Shareholder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes. Therefore, U.S. Shareholders may not be able to use any U.S. foreign tax credit arising from any Peruvian tax imposed on the sale or exchange of common shares unless the credit can be applied (subject to applicable limitations) against tax due on other non-U.S. source income. A U.S. Shareholder’s adjusted tax basis in its common shares generally is equal to its purchase price for such shares, adjusted according to U.S. federal income tax principles. Long-term capital gains recognized by non-corporate U.S. Shareholders generally will be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations. Each U.S. Shareholder should consult his, her or its own tax advisor regarding the taxation of capital gains and deductibility of capital losses in light of their particular facts and circumstances.

Passive Foreign Investment Company (PFIC)

A non-U.S. corporation will be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes if either:

Content
•	75% or more of its gross income for the taxable year is passive income; or
•
on a quarterly average for the taxable year by value (or by adjusted basis, if it is not a publicly traded corporation and it is a so-called controlled foreign corporation (as the definition of that term is modified under the PFIC rules) or it so elects), 50% or more of its assets produce or are held for the production of passive income.

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

Content
The special PFIC rules do not apply to a U.S. Shareholder if the U.S. Shareholder makes an election to treat us as a “qualified electing fund” in the first taxable year in which the U.S. Shareholder owns our common shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The election generally is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Shareholder makes the election by attaching a completed IRS Form 8621, which includes the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a U.S. Shareholder generally must file a completed IRS Form 8621 in each year that we are a PFIC. U.S. Shareholders should be aware that, for each taxable year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Shareholders the information such U.S. Shareholders require to make a “qualified electing fund” election with respect to us.

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

Medicare Tax on Net Investment Income

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (i) such holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances and tax filing status). A U.S. Shareholder’s net investment income generally includes its dividend income and its net gains from the disposition of our common shares unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Shareholder that is an individual, estate or trust is urged to consult his, her or its own tax advisor regarding the applicability of the Medicare tax in respect of its investment in our common shares.

Content
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

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 through 1474 of the Code (commonly known as the Foreign Account Tax Compliance Act, or FATCA) impose, under certain circumstances, a 30% U.S. federal withholding tax on certain payments to certain non-U.S. financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the Bermuda government or the IRS regarding our U.S. Shareholders. Each U.S. Shareholder should consult his, her or its own tax advisor to obtain a more detailed explanation of FATCA and to learn how FATCA might affect that U.S. Shareholder in his, her or its particular circumstances.

Content
10.6   Double tax treaties

As of January 25, 2021, Peru has tax treaties with the following jurisdictions: Brazil, Canada, Chile, Mexico, Portugal, South Korea, Switzerland, and the member countries of the Andean Pact (Bolivia, Colombia, and Ecuador). Peru has also signed a tax treaty with Japan, which went into effect on January 29, 2021, for information exchange purposes and will be effective on January 1, 2022 for income tax purposes. Peru does not have a tax treaty with Bermuda, and the United States does not have a comprehensive income tax treaty with Bermuda or Peru.

10.F	Dividends and Paying Agents

Not applicable.

10.G	Statement by Experts

Not applicable.

10.H	Documents on Display

As a foreign private issuer, we are subject to the information reporting requirements of the Exchange Act. As such we must file or furnish reports and other information to the SEC, which typically may be inspected at the public reference facilities of the SEC, at 100 F Street, N.E., Washington, D.C. 20549. Due to COVID-19, however, the SEC closed its public reference room until further notice. Members of the public who have questions about information available from the public reference room should contact the staff at library@sec.gov or at (202) 551-5450.

In addition, the SEC maintains a website at which the documents concerning the Group that have been filed or furnished electronically may be inspected. These documents can be obtained in electronic form at http://www.sec.gov, as well as from certain commercial document retrieval services. Neither information contained on the SEC’s website nor information gathered from commercial document retrieval services forms part of this Form 20-F.

10.I	Subsidiary Information

 Not applicable.

Content
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT

The following section describes the risks to which Credicorp is exposed and the management tools used to measure and control these. As a result of its financial activities, including lending, borrowing, trading and investing, the Group faces risks which could incur in potential losses if adverse changes are presented.

The Group’s principal activity consists of receiving deposits from customers, mainly at fixed rates and for different periods, and invests these funds in high-quality assets, using financial instruments, such as derivatives, to cover from any risk factor and to take advantage of market movements on securities, bonds, currencies and interest rates. Additionally, it places these deposits with legal entities and individuals, considering the financial costs and expected profitability.

We also seek to raise margins by lending to commercial and retail customers with a range of financial products. Such exposures involve not only on-balance sheet loans and advances but also off-balance sheet facilities and other commitments, such as letters of credit and performance bonds.

Given the Group’s activities, it has a framework for risk appetite, a cornerstone of its risk management. The risk management processes involve continuous identification, measurement, treatment, and monitoring. The Group is exposed, principally, to Credit, Non-financial risks, Market, Liquidity, Model Risk and Insurance Technical.

11.1 Risk Management Governance

In order to carry out adequate risk management, Credicorp has established a government with different levels of hierarchies.

Governance Structure

Content
The highest level of hierarchy in risk governance in Credicorp Ltd and Grupo Credito is the Board of Directors:

•
Credicorp’s Board of Directors is responsible for the approval of the levels of risk appetite that Credicorp Ltd. is prepared to assume.  The Board of Directors also acknowledges the Group’s level of compliance with the risk appetite and level of risk exposure, as well as the relevant improvements in the risk management approaches of the Group.

•
Grupo Credito’s Board of Directors is responsible for the overall risk management approach and the approval of the levels of risk appetite that Grupo Credito and subsidiaries are prepared to assume. Furthermore, it approves the guidelines and policies for comprehensive risk management. The Board also establishes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures compliance to the risk appetite.

•
The Board of Directors of each subsidiary is responsible for aligning the risk management approach established by Credicorp’s Board of Directors to fit their particular context.  To that end, each Board establishes a framework for risk appetite, policies and guidelines.

The second level of hierarchy in risk governance in Credicorp Ltd and Grupo Credito is the Risk Committee:

•
The Credicorp Risk Committee, representing Credicorp’s Board of Directors, proposes risk appetite levels for Credicorp Ltd. Furthermore, it considers the level of compliance to the risk appetite and level of risk exposure, as well as the relevant improvements, when assessing the Group’s comprehensive risk management.

•
The Grupo Credito Risk Committee, representing Grupo Credito’s Board of Directors (including risk management of Credicorp subsidiaries), defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition, the committee establishes principles, policies and guidelines.

For more information about The Board of Directors, The Risk Committees and its functions, please refer to the following section: ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.C Board Practices.

The Grupo Credito Risk Committee (including risk management of Credicorp subsidiaries) is supported by the following committees, which report periodically on all relevant changes or issues relating to the risks being managed:

a)	Corporate Credit Risk Committees

The Corporate Credit Risk Committees (retail and wholesale) are responsible for reviewing the level of the credit risk appetite, limits of exposure and implementation of corrective measures in case of deviations. In addition, the committees propose credit risk management guidelines within the framework of governance and organization for the comprehensive management of credit risks. Furthermore, the committees propose the approval of any changes to the credit risk management functions and report important findings to the Risk Committee.

Content
b)	Corporate Methodologic Operational Risk Committee

The Corporate Methodologic Operational Risk Committee is responsible for monitoring the operational risk indicators of each of the Group’s companies and the progress of the implementation of operational risk and business continuity methodologies. Additionally, the committees share best practices relevant to major challenges faced by the Group’s companies.

c)	Corporate Treasury and ALM Risk Committee

The Corporate Treasury and Assets Liability Management (ALM) Risk Committee is responsible for analyzing and proposing objectives, guidelines and policies for the treasury and ALM risk management of the Group’s companies. Furthermore, the committee is responsible for monitoring the market risk indicators and appetite limits for Credicorp and each of the Group’s companies. Additionally, it receives reports regarding the actions to implement corrective measures in case of deviations regarding the levels of risk appetite and tolerance assumed by the Group’s companies. Furthermore, the committee is responsible for proposing the approval of any changes in the treasury and ALM risk management functions and for reporting any finding to the Risk Committee.

d)	Corporate Model Risk Committee

The Corporate Model Risk Committee is responsible for analyzing and proposing corrective actions in case of deviations from the model risk appetite limits. Furthermore, the committee proposes the creation and/or modification of the model risk management governance structure. It also monitors the data and analytics strategy of the Group and the health status of its model portfolio. Additionally, it is responsible for informing the Risk Committee about exposures related to model risk, involving variations in the risk profile.

11.2 Risk Management Structure

In order to carry out the correct risk management, Credicorp maintains a management structure according to its needs and based on the risks to which it is exposed.

Content
Credicorp Risk Management Structure

Chief Risk Officer (CRO)

The CRO is responsible for implementing policies, procedures, methodologies, and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. It also participates in the creation of the strategic plans of the business units to ensure compliance to the risk appetite metrics approved by the Board of Directors. Furthermore, it emphasizes the importance of each unit’s role in defining and identifying actions regarding risk management.

Likewise, the CRO is responsible of the level of compliance with the risk appetite and the level of exposure assumed by Grupo Credito and Credicorp subsidiaries. Also, it reports the relevant improvements in the comprehensive risk management of Grupo Credito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

All issues regarding Credicorp’s corporate risk management are under the responsibility of Credicorp’s CRO, who also is Credicorp Ltd. and Grupo Credito’s CRO’s. To correctly fulfill this role, it was defined that those three positions should be held by the same person. Credicorp’s CRO reports to the CEO but has full independence regarding risk decisions, where these are discussed in Credicorp’s Risk Committee.

The Central Risk Management units with corporate risk functions are the following:

a.	Wholesale Banking Risk Division – BCP Stand-alone competence

This Division is responsible for proposing credit policies and criteria for evaluating and managing credit risks assumed by lending to wholesale clients. It evaluates and approves loan proposals and suggests their approval to the higher instances for those that exceed its autonomy. These policies and criteria are established based on policies set by the Board of Directors and in accordance with the laws and regulations applicable. In addition, it measures the evolution of the risk faced by wholesale clients and identifies possible signs of deterioration in their payment capacity, taking actions to mitigate or resolve them.

Content
b.	Retail Banking Risk Division – BCP Stand-alone competence

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and promoting retail credit risk specific guidelines that are consistent with the overall guidelines and risk policies set by the Board of Directors. Additionally, it participates defining the products and campaigns aligned with these policies; as well as in the design, optimization and integration of credit assessment tools and income estimation for credit management.

c.	Risk Management Division – Credicorp competence

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with those established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and coordinating with the Group’s companies involved in the process, promoting standard risk management aligned with best practices. It also has the task of informing the Board of Directors of global exposure to risks, by type of risk, as well as the specific exposure of each of the Group’s companies.

d.	Non-Financial Risks Division – BCP Stand-alone competence

The Non-Financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks. Additionally, in order to achieve its objectives, the Division promotes corporate risk culture, develops risk skills and tools, defines non-financial risk indicators and generates and keep track of strategic projects and initiatives.

The Non-Financial Risks Division is composed of the following areas: Operational Risk Management, Cybersecurity; and Corporate Security and Cyber Crime Management.

e.	Corporate Risk Management Division

The corporate risk division scope is the risk management of the subsidiaries (not including BCP) and is responsible for managing day-to-day risk under the risk appetite framework approved by Senior Management; ensuring that corporate policies and guidelines are applied uniformly between the subsidiaries, propose strategic initiatives for better risk management, propose criteria and methodologies to facilitate the process of risk management and submit risk management reports to the Corporate CRO and the Corporate Risk Committees.

11.3 Risk Appetite

To manage the risks to which it is exposed, Credicorp uses different guidelines. This allows Credicorp to maintain adequate risk levels to generate value for the organization and investors.

Content
Risk Appetite

The Board of Directors annually approves the risk appetite framework defining the maximum level of risk that the organization is willing to tolerate, as it seeks to attain its strategic and financial objectives. In order to ensure consistency with the Group’s corporate risk vision, the Board of Directors, through the corporate Risk Committee, has the function of reviewing and approving the risk appetite of each subsidiary, considering its business model. This risk appetite framework is based on “core” and “specific” metrics:

•	Core metrics: are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability, balance sheet structure and cybersecurity risk.
•
Specific metrics: are intended to monitor on a qualitative and quantitative basis the various risks to which every company of the Group is exposed, as well as defining a tolerance threshold of each of those risks, considering that the risk profile set by the Board of Directors is preserved and any risk concentration is anticipated on a more granular basis.

Risk appetite is measured based on the following guidelines:

(1)	A risk appetite statement establishes general principles and the qualitative declarations that complement the risk strategy.
(2)	A metric scorecard is used to define the levels of risk exposure in the different strategic pillars.
(3)
Risk limits allow control over the risk-taking process within the tolerance threshold established by the Board. Limits also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

(4)	A governance scheme seeks to guarantee compliance to the framework through different roles and responsibilities assigned to the units involved.
(5)
The risk appetite is integrated in the processes of strategic and capital guidelines, as well as in the definition of the budget exercise, facilitating the strategic decision-making process of the organization.

During 2020 and 2021, the uncertainty produced by the health and economic crisis marked the need to approve temporary modifications to the Group’s risk appetite approach, specifically in the management of non-compliance with some financial metrics. Our objective was to facilitate crisis management for the business and risk units. Additionally, protocols related to the monitoring and reporting of all indicators continued, while non-compliance management focused on operational risk, cybersecurity and business continuity.

Content
11.4 Managed Risks

Credicorp’s governance and risk management seek to adequately manage the risks to which we are exposed as an organization.

a) Credit Risk

The Group is exposed to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet.

Credit risk is the most important risk affecting the Group’s business due to relevance of the Universal Banking and Microfinance LoB and its exposure to this type of risk; therefore, Management carefully manages its exposure to credit risk. Credit risk exposures arise principally from lending activities that lead to direct loans, though they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk can also arise from derivative financial instruments as counterparty risk in those derivatives that currently show positive fair values.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Risk exposure limits are established in relation to one borrower or group of borrowers, geography, and industry segments. Furthermore, the risk limits by product, industry sector and geographical area are approved by the Risk Committee.

Content
a.	Credit Risk Measurement

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

Measurement of expected credit losses

Measurement of expected credit losses is mainly based on three parameters: PD, LGD, and exposure at default (EAD), discounted at the reporting date using the effective interest rate. The estimates, pursuant to IFRS9 parameters, consider not only past due information, but also all relevant credit information, including actual conditions and expected macroeconomic effects in three scenarios (base, optimistic and pessimistic).

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

1.
In the case of retail products, clients are in default if (i) at a specific moment, they are 60 or more days past due, except for mortgages, for which we allow 120 days; or (ii) if they have operations in one of the following situations: refinanced, restructured, pre-judicial, judicial or write off.

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

Content
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

Content
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

During 2021, the main methodological calibrations made in the group’s internal credit risk models were as follows:

•
PD models: we evaluated if the adjustments implemented during the first wave of COVID-19 and the measurement of credit risk given the subsequent aids implemented by the Government and the Group were still appropriate; particularly in a context where those aids had already expired (or were never given) and we had observed enough payment behavior.

Therefore, we began again to use actual customer payment records to measure credit risk in some segments. First, in Consumer loans, and then in the Mortgage and SME segments, also considering the additional political uncertainty. BCP Stand-alone ended 2021 with models in which more than 90% of the retail portfolio and around two thirds of the SME portfolio (without considering Reactiva Perú loans) is calibrated using historical default rates.
•
LGD models: we evaluated whether the assumptions implemented during 2020 were still adequate. In this sense, given that the payment behavior was better than expected, we adjusted the roll rates in all segments; but we kept the assumptions on the evolution of real estate prices in the future, because we expect a less dynamic macroeconomic environment in the coming years.

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

The macroeconomic scenarios consider the fact that Peru is a small and open economy, dependent on the international environment; with about 60% of GDP growth volatility explained by external factors. These external factors include Peru’s terms of trade, growth of Peru’s main trade partners, and external interest rates. Information on each of these factors is collected to project each scenario for the next three years.

The aforementioned variables are then incorporated into economic models for the Peruvian economy along with local variables (fiscal and monetary). Two types of models can be distinguished: (i) the structural forecasting model, and (ii) the financial programming model. The first is a stochastic dynamic general equilibrium model constructed with expectations. The second is constructed based on the main identities of national accounts according to the financial programming methodology designed by the International Monetary Fund (IMF) and a set of econometric models.

Content
Through this process, Credicorp obtains figures for GDP growth, inflation, exchange rate and other variables for the years 2021, 2022 and 2023.

We estimate Peru’s real GDP to have rebounded approximately 13% in 2021 (after a real decline in 2020 of 11%). The economy in 2021 has shown a greater than expected resilience amid the recovery of our main trading partners, increase of the terms of trade (its highest level in almost 50 years), combined with expansionary monetary and fiscal policies, as well as withdrawals of Pension Funds and Work Compensation Funds (CTS), allowing real GDP to growing approximately 1% compared to its 2019 level.

We estimate that Peruvian real GDP will grow approximately 2.5% in 2022 (2.0% in the previous estimation: from September 2021) and 1.7% in 2023 (same to the previous estimation) given the greater resilience and higher inertial growth of the Peruvian economy in 2021:

•
If the seasonally adjusted level achieved in the third quarter of 2021 is held constant throughout 2022, real GDP would grow by approximately 1.0% in the year 2022. On the other hand, if the seasonally adjusted level reached in the second quarter of 2021 is kept constant throughout 2022, GDP would remain flat, growing approximately 0.0% in the year 2022. In other words, the inertial growth already observed between in the third quarter of 2021 compared to the second quarter of the same year would contribute 1.0% to 2022 real GDP growth, largely explaining our upward revision.

•	We believe that private investment will fall by approximately 2.5% in the year 2022 (which is less of a decline than our forecast of approximately 7.0% from a few months ago
•
We expect that the start-up of new copper mining projects such as Quellaveco, Mina Justa and the Toromocho expansion, will contribute to the growth of GDP during the second half of 2022. Compared to September 2021, the global context for the year 2022 looks more challenging, not only because of the new COVID-19 variants, but also because of the expectation of a FED policy rate hike starting in the middle of 2022 (rather than in 2023 as generally expected in late 2021). Even so, we expect that Peru will continue to benefit from a favorable average copper price.

•
Domestically, political uncertainty is expected to remain high in 2022, but with lower risks of total changes in the economic regime or the Constituent Assembly. We also expect a gradual withdrawal (although more accelerated than expected three months ago) of the BCRP’s broadly expansionary monetary policy. In addition, we expect that consumers will face cumulative inflation of almost 10.0% between 2021 and 2022 and that private consumption will grow approximately 3.0%, a similar rate to 2019.

For 2021, probabilities of 60.0%, 30.0% and 10.0% were considered for the base, optimistic and pessimistic scenarios respectively. As a result, we estimated our provision based on an expected value of the three GDP projections, that gave us a rebound of 13% for 2021.

Content
The probabilities assigned to each scenario and projection year are validated by fan chart analysis, which uses a probability function to identify and analyze:

•	The central tendency of the projections.
•	The dispersion that is expected around this value.
•	The values that are higher or lower the central value that are more or less probable.

The following table provides a comparison of the reported expected credit loss for Credicorp’s loan portfolio and the expected credit loss under the three scenarios:

At December 31,2021	Optimistic Scenario	Base Case Scenario	Pessimistic Scenario	Reported ECL under IFRS9
(in thousands of Soles)
Total Loans	9,014,409	9,078,873	9,173,730	9,071,011

For further information about the IFRS9 measurement of the expected credit loss, see Note 3(i) to the consolidated financial statements.

For historical data regarding our loan loss reserves, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan Portfolio – 7.3.12 Allocation of Loan Loss Reserves”.

ESG Risks Management

Credicorp manages ESG aspects by focusing on the incorporation of factors to mitigate risks, preserve value and generate it in the financing and in the investments of its portfolios. Below are the achievements related to ESG from the different fronts:

From the Financing front, there is a list of excluded activities and two policies for ESG risk management: The Environmental Credit Risk Policy and the Social and Environmental Credit Risk Policy for Project financing.

Both policies have a scope defined by a threshold in monetary terms and use questionnaires as a methodology to collect and process customer information. On one hand, the Environmental Credit Risk Policy focuses only on an evaluation of the economic sectors of Mining, Hydrocarbons, Electricity and Fishing with an annual periodicity in accordance with the client’s regular evaluation; while the Social and Environmental Credit Risk Policy for Project financing covers all sectors, in accordance with the regulation and the guidelines of the Equator IV Principles, and the application of the questionnaire is for each project.

Content
In the Environmental Credit Risk Policy, for clients with high risk, an action plan must be defined to mitigate the risk and a periodic follow-up of the same is carried out.

In the Social and Environmental Credit Risk for Project financing, for clients with high risk, reports are requested from an independent third party that validates the analysis and serves for the client to present an action plan and corrective measures.

On the Investment front, the strategy used in the subsidiaries Credicorp Capital, Prima AFP and Pacifico Seguros is transversal in the following aspects:

•	Exclusions and Controversies are considered where investing in sectors not consistent with the responsible investment approach is avoided.
•	The strategy of Integration of ESG risk factors is used in the analysis of investment assets based on external ratings.

Risk improvement project

At the beginning of 2021, a corporate scope project was structured, with the involvement of senior management to strengthen ESG risk management in the short, medium and long term with the best practices in the industry.

It has been considered to start the project considering the credit risk in the portfolios of wholesale banking companies in BCP and BCP Bolivia, and investments of the companies Credicorp Capital, Pacífico Seguros, Prima AFP and the BCP Treasury, leaving the rest of the portfolios for a next stage.

During the year, the aspiration was defined for each component of our management framework: Taxonomy, Appetite, Organization and Government, Identification, Evaluation and Treatment, Monitoring and Reporting.

Regarding the front of Financing, during 2021 the following advances were presented:

•
An initial version of the ESG sector taxonomy for financing focused on the environmental axis. This includes eligibility criteria aligned to international standards and their impact on the Sustainable Development Goals.

•	Updating a list of activities excluded for financing.
•	The updating of the ESG risk taxonomy and its prioritization based on the impact on the credit portfolio and in the most relevant sectors.

On the investment front, work plans were established for each subsidiary, seeking to achieve corporate alignment.

Content
In 2021, a common provider of ESG Rating was defined to be integrated into the evaluation process, in addition an active role is being consolidated to have a close relationship with the companies in which it is invested and at the same time the use of a strategy that seeks to invest in specific industries to contribute with relevant aspects in the ESG axes.

Finally, an improvement is being made in the process of exclusions supported by an ESG rating tool that will allow us to map this issue in greater depth to strengthen the selection of assets to invest.

b) Non-Financial Risk

The Non-Financial Risks Division is composed of the following areas: Cybersecurity Management, Corporate Security and Cyber Crime Management and Operational Risk Management.

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

In order to develop an efficient risk culture, the Group records operational risks and their respective process controls. The Risk Map, which is a document that lists all the risks that could affect the organization and their characteristics, permits their monitoring, prioritization and proposed treatment. The Group also carries out an active cybersecurity and fraud prevention management program, which is aligned with the best international practices.

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

Content
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

Cybersecurity

Credicorp focuses on the most efficient strategies to reduce exposure to cybersecurity risk and, thereby, meet the Group’s risk appetite. Credicorp applies different levels of controls to the different exposed areas and companies. To this end, it maintains an investment program, which allows it to have the technologies and processes necessary to keep the Group’s operations and assets safe.

As part of cybersecurity management, the Group has lines of action to mitigate risks, as well as implementation priorities and improvements that take into account the different realities of the companies. These lines of action include:

•	The maturity of cybersecurity according to FFIEC, allow for adjustments to cybersecurity controls for each of the Group’s companies.
•	Strategies, policies, and guidelines standardizing the levels of compliance with cybersecurity controls in each of the Group’s companies.
•	An awareness program, including constant training that generates a culture of cybersecurity consciousness in all the Group’s companies.
•	Cybersecurity indicators that show the effectiveness of the processes through periodic evaluations carried out in each of the Group’s companies.
•	Governance of suppliers, which ensures the deployment of the Group’s policies to third parties.
•	The implementation of security technologies, which seeks to cover risks according to the threat trend and the risk profile of each company in the Group.
•	Tabletop tests and breach simulations that help to identify and fix gaps in the incident response protocols, as well as train the incident response Group’s teams.
•
Data Privacy Strategy, including several layers of data protection, according to the stages of the data lifecycle, deployment of a data loss prevention program and improvement of data recovery capabilities.

Content
•
Software life cycle assurance strategy and deployment of security practices and controls to improve and monitor compliance of cybersecurity policies, as well as a threat modeling process through the acquisition and deployment of a specialized platform for this purpose.

•	Identity and Access Assurance, to manage and protect digital identities and ensure the management of authentication and authorization access of users and devices to the organization’s resources.
•	Assurance of our remote connections with third parties and optimization of security controls for network access for employees in home office
•
Part of the continuous improvement in risk management is to identify opportunities for improvement. For this purpose, the cybersecurity risk taxonomy was deployed, so that technical language can be expressed in business terms and be understandable at all levels. In addition, BCP implemented the Factor Analysis of Information Risk (FAIR) methodology to quantify and prioritize cybersecurity risks, which will also be implemented in other companies of the Group during 2022.

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

Management has in place an integral security scheme called MISB for Credicorp (Comprehensive Banking Security Model), which includes variables for prevention, detection, response and recovery. The MISB has six strategic axes: training for internal and external clients, fraud and security risk assessments, business support through early alerts, continuous monitoring and reporting, specialized forensic investigation, and cyber-intelligence. In addition, Management has a second line of defense focused on generating a comprehensive vision of fraud and security risks. This includes state-of-the-art technological tools, as well as advanced analysis models for risk profiling for the detection of internal fraud and tools to detect anomalous behaviors.

This model and strategy are shared with different banks that belong to the Peruvian Banking Association to establish synergies and a robust control scheme at the financial institution level.

c) Market and Liquidity Risk

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

Content
1. Market Risk Measurements

The Group separates exposures to market risk into two groups: (i) risks arising from value fluctuation of trading portfolios recognized at fair value through profit or loss, due to movements of market rates or prices (Trading Book) and (ii) risks arising from changes in the structural positions of non-trading portfolios, due to movements of the interest rates, prices and foreign exchange ratios (Banking Book). Most of the structural portfolios are recorded at amortized cost and at fair value with changes in other comprehensive income.

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

Content
VaR limits and assumptions are set based on the risk appetite and trading strategy of each subsidiary. The assessment of past movements is based on historical one-year data and 146 market risk factors, which are comprised as follows: 35 market curves, 94 stock prices, 13 mutual funds values and 4 volatility series. The Group applies these historical changes into rates to its current positions (a method known as historical simulation). Management believes that the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

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

During 2021, the Credicorp’s VaR decreased by lower Interest rate risk due to lower volatility in interest rates compared to 2020 due to the COVID-19 pandemic. In addition, we decreased the Fixed Income position, mainly in Peruvian and Colombian bonds. The VaR remains contained within the limits of the risk appetite established by the Group’s Risk Management and its subsidiaries.

As of December 31, 2019, 2020 and 2021, our VaR by risk type were as follows:

	2019	2020	2021
	in thousands of Soles
Interest rate risk	9,274	163,981	35,721
Price risk	7,809	6,529	4,637
Volatility risk (1)	463	708	2,662
Diversification effect	(6,245)	(857)	(4,916)
Consolidated VaR by risk type (2)	11,301	170,361	38,104

(1)	Volatility risk
(2)	Amplified to the holding period, adjusted by a 10-days period of liquidation.

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

Content
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

For the years ending on December 31, 2019, 2020 and 2021, the BCP Stand-alone’s VaR statistics were as follows:

	2019	2020	2021
	in thousands of Soles
Average daily	7,007	36,949	22,839
Highest	18,556	114,593	46,435
Lowest	1,727	1,659	12,045

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

VaR Backtesting – VaR (1-Day, 99% in millions of Soles) – 2021:

Content

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

During 2021, BCP Stand-alone recorded two backtesting exceptions, in which actual daily losses exceeded daily VaR. According to the selected test, we believe that the VaR model is statistically correct. The exceptions were due to an increase in market volatility in the Peruvian market curves for the Fixed Income and FX Forward portfolios.

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

Content
The results of our stress test as of December 31, 2019, 2020, 2021, by risk type, were as follows:

	2019	2020	2021
	in thousands of Soles
Interest rate risk	70,199	163,008	143,047
Price risk	25,172	56,743	28,964
Volatility risk (1)	1,119	2,157	5,356
Diversification effect	(33,713)	(87,420)	(36,829)
Consolidated VaR by risk type	62,777	134,489	140,538

(1)	Volatility risk is the potential loss that result from fluctuations in option implied volatilities

Given the possibility of any scenario of local or international uncertainty, continuous evaluations of stress test scenarios were carried out in order to anticipate potential losses for the Group and generate action plans to mitigate losses. Additionally, we reviewed the current models and methodologies was carried out to ensure that volatility was included in the market risk indicators and valuations of the instruments.

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

Content
Repricing Gap- Analysis

Repricing gap analysis identifies the term structure of interest rate mismatches within the Group’s balance and out of balance assets and liabilities. Different time bucket schemes may be used in the report. Through this analysis, Management can identify the time period in which interest rate variations may have potential impacts.

The tables below provide information about our financial instruments that are sensitive to interest rates, including deposits, bonds and other obligations, and summarize our exposure to interest rate risks as of December 31, 2019, 2020 and 2021. It includes the Group’s financial instruments at carrying amounts, categorized into columns based on the earlier of their contractual repricing date and maturity/call date. The products are distributed according to their contractual behavior or distribution assumptions (for those without contractual maturity). In addition, some credit products prepayment assumptions are considered.

	As of December 31, 2019
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	12,702,384	1,841,425	3,683,141	5,351,933	125,088	6,571,315	30,275,286
Investments	1,462,956	1,346,028	7,786,732	5,876,624	12,628,641	578,788	29,679,769
Loans, net	14,595,317	17,107,120	28,291,817	35,086,667	15,737,689	(332,893)	110,485,717
Financial assets designated at fair value through profit and loss	-	-	-	-	-	620,544	620,544
Premiums and other policies receivables	802,558	22,866	8,496	4,811	-	-	838,731
Accounts receivable from re-insurers and co-insurers	734	120,600	668,551	1,348	471	-	791,704
Other assets	273,338	38,841	8	-	-	2,023,067	2,335,254
Total assets	29,837,287	20,476,880	40,438,745	46,321,383	28,491,889	9,460,821	175,027,005
Liabilities
Deposits and obligations	29,478,976	9,711,623	19,010,084	43,285,525	7,339,092	3,180,085	112,005,385
Payables from repurchase agreements, security lending, due to banks and correspondents	3,742,155	3,269,341	4,969,337	1,784,133	2,528,985	225,797	16,519,748
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	493,700	493,700
Accounts payable to reinsurers and coinsurers	46,144	133,864	25,838	10,888	-	-	216,734
Technical, insurance claims reserves and reserves for unearned premiums	266,556	703,337	1,166,055	2,703,092	5,056,900	54,293	9,950,233
Bonds and notes issued	180,311	252,316	1,683,166	10,060,986	2,753,679	15,905	14,946,363
Other liabilities	437,529	361,087	3,765	-	-	3,008,995	3,811,376
Equity	-	-	-	-	-	26,746,310	26,746,310
Total liabilities and equity	34,151,671	14,431,568	26,858,245	57,844,624	17,678,656	33,725,085	184,689,849
Off-Balance sheet items
Derivatives assets	2,806,693	2,849,046	454,349	272,223	165,700	-	6,548,011
Derivatives liabilities	323,360	821,872	3,798,631	1,110,774	406,320	-	6,460,957
Total Off-Balance Sheet items	2,483,333	2,027,174	(3,344,282)	(838,551)	(240,620)	-	87,054
Marginal gap	(1,831,051)	8,072,486	10,236,218	(12,361,792)	10,572,613	(24,264,264)	(9,575,790)
Accumulated gap	(1,831,051)	6,241,435	16,477,653	4,115,861	14,688,474	(9,575,790)	-

Content
	As of December 31, 2020
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	20,110,489	1,607,867	2,052,436	7,682,481	149,669	7,544,354	39,147,296
Investments	4,639,795	11,068,740	2,777,817	8,783,106	20,934,358	502,455	48,706,271
Loans, net	12,721,639	15,427,902	31,709,621	54,248,434	16,352,436	(2,698,907)	127,761,125
Financial assets designated at fair value through profit and loss	-	-	-	-	-	823,270	823,270
Premiums and other policies receivables	897,086	25,288	9,472	5,377	-	-	937,223
Accounts receivable from re-insurers and co-insurers	726	164,184	730,963	1,930	675	20,941	919,419
Other assets	83,113	2,961	34,482	9,539	-	2,176,901	2,306,996
Total assets	38,452,848	28,296,942	37,314,791	70,730,867	37,437,138	8,369,014	220,601,600
Liabilities
Deposits and obligations	38,284,217	10,646,664	18,968,119	62,281,065	9,594,605	2,590,832	142,365,502
Payables from repurchase agreements, security lending, due to banks and correspondents	620,946	2,900,084	7,709,973	19,573,712	3,042,388	54,771	33,901,874
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	561,602	561,602
Accounts payable to reinsurers and coinsurers	72,060	209,035	40,349	17,002	-	-	338,446
Technical, insurance claims reserves and reserves for unearned premiums	296,493	810,514	1,355,486	3,133,235	5,752,899	326,449	11,675,076
Bonds and notes issued	3	425,231	1,238,141	13,867,807	616,225	172,000	16,319,407
Other liabilities	601,545	49,851	8,185	-	-	3,247,834	3,907,415
Equity	-	-	-	-	-	25,445,647	25,445,647
Total liabilities and equity	39,875,264	15,041,379	29,320,253	98,872,821	19,006,117	32,399,135	234,514,969
Off-Balance sheet items
Derivatives assets	547,271	1,307,322	557,277	341,564	-	-	2,919,134
Derivatives liabilities	112,357	1,017,607	360,010	1,046,481	238,600	-	2,775,055
Total Off-Balance Sheet items	434,914	289,715	197,267	(704,917)	(238,600)	-	(21,621)
Marginal gap	(987,502)	13,545,278	8,191,805	(28,846,871)	18,192,421	(24,030,121)	(13,934,990)
Accumulated gap	(987,502)	12,557,776	20,749,581	(8,097,290)	10,260,831	(13,934,990)	-

Content
	As of December 31, 2021
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	21,200,113	835,072	2,164,640	8,430,195	180,678	8,276,990	41,087,688
Investments	7,712,405	1,134,280	3,825,114	11,313,394	18,660,101	378,708	43,024,002
Loans, net	16,062,211	18,690,355	38,761,519	48,659,533	17,619,885	(673,399)	139,120,104
Financial assets designated at fair value through profit and loss	-	-	-	-	-	974,664	974,664
Premiums and other policies receivables	882,182	24,565	9,162	5,194	-	-	921,103
Accounts receivable from re-insurers and co-insurers	1,138	315,184	876,680	3,985	1,392	-	1,198,379
Other assets	299,648	49,697	171,495	-	62,519	1,832,448	2,415,807
Total assets	46,087,697	21,049,153	45,808,610	68,412,301	36,524,575	10,789,411	228,741,747
Liabilities
Deposits and obligations	38,932,350	13,763,617	21,336,061	65,231,646	8,349,313	2,727,875	150,340,862
Payables from repurchase agreements, security lending, due to banks and correspondents	2,414,504	2,423,081	9,915,571	11,713,052	2,724,155	36,449	29,226,812
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	325,571	325,571
Accounts payable to reinsurers and coinsurers	98,755	286,473	55,296	23,301	-	-	463,825
Technical, insurance claims reserves and reserves for unearned premiums	312,617	873,375	1,468,165	3,387,967	6,151,093	341,294	12,534,511
Bonds and notes issued	70	122,746	553,109	15,935,158	399,728	68,018	17,018,829
Other liabilities	135,776	23,896	2,735	57,390	-	4,163,736	4,383,533
Equity	-	-	-	-	-	27,037,439	27,037,439
Total liabilities and equity	41,894,072	17,493,188	33,330,937	96,348,514	17,564,289	34,700,382	241,391,382
Off-Balance sheet items
Derivatives assets	221,370	700,009	167,250	486,430	-	-	1,575,059
Derivatives liabilities	43,164	222,228	223,146	1,001,554	-	-	1,490,092
Total Off-Balance Sheet items	178,206	477,781	(55,896)	(515,124)	-	-	84,967
Marginal gap	(4,441,831)	4,033,746	12,421,777	(28,451,337)	18,900,286	(23,910,971)	(12,564,668)
Accumulated gap	(4,441,831)	8,475,577	20,897,354	(7,553,983)	11,346,303	(12,564,668)	-

Content
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

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax for one year and is based on non-trading financial assets and financial liabilities held at December 31, 2019, 2020 and 2021, including the effect of derivatives instruments. The sensitivity of net economic value is calculated by reassessing the financial assets and liabilities that comprise the banking book, including the effect of any associated hedge and derivative instruments designated as a cash flow hedge. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the banking book, including instruments classified as fair value through other comprehensive income and amortized cost investments.

Content
The tables below summarize our exposure to interest rate changes as of December 31, 2019, 2020 and 2021:

	As of December 31, 2019
Currency	Interest rates changes in basis points		Sensitivity of financial margin			Sensitivity of economic value
			in thousands of Soles
Peruvian Currency	+/-	50	-/	+	7,696	-/	+	285,699
Peruvian Currency	+/-	75	-/	+	11,544	-/	+	428,549
Peruvian Currency	+/-	100	-/	+	15,392	-/	+	571,398
Peruvian Currency	+/-	150	-/	+	23,088	-/	+	857,097
US Dollar	+/-	50	+/-		52,276	-/	+	152,926
US Dollar	+/-	75	+/-		78,413	-/	+	229,389
US Dollar	+/-	100	+/-		104,551	-/	+	305,852
US Dollar	+/-	150	+/-		156,827	-/	+	458,777

	As of December 31, 2020
Currency	Interest rates changes in basis points		Sensitivity of financial margin		Sensitivity of economic value
			in thousands of Soles
Peruvian Currency	+/-	50	+/-	19,640	-/	+	391,821
Peruvian Currency	+/-	75	+/-	29,459	-/	+	587,731
Peruvian Currency	+/-	100	+/-	39,279	-/	+	783,642
Peruvian Currency	+/-	150	+/-	58,919	-/	+	1,175,462
US Dollar	+/-	50	+/-	47,929	+/-		345,185
US Dollar	+/-	75	+/-	71,894	+/-		517,777
US Dollar	+/-	100	+/-	95,859	+/-		690,369
US Dollar	+/-	150	+/-	143,788	+/-		1,035,554

	As of December 31, 2021
Currency	Interest rates changes in basis points		Sensitivity of financial margin		Sensitivity of economic value
			in thousands of Soles
Peruvian Currency	+/-	50	+/-	45,487	-/	+	340,772
Peruvian Currency	+/-	75	+/-	68,231	-/	+	511,158
Peruvian Currency	+/-	100	+/-	90,975	-/	+	681,544
Peruvian Currency	+/-	150	+/-	136,462	-/	+	1,022,316
US Dollar	+/-	50	+/-	115,376	+/-		413,488
US Dollar	+/-	75	+/-	173,064	+/-		620,232
US Dollar	+/-	100	+/-	230,752	+/-		826,976
US Dollar	+/-	150	+/-	346,128	+/-		1,240,463

Content
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

As of December 31, 2019, 2020 and 2021, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, 10%, 25% and 30% changes in market prices are conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2019, 2020 and 2021 are presented below:

Equity at fair value through other comprehensive income	Changes in market prices %	2019	2020	2021
		in thousands of Soles
Equity securities	+/- 10	57,920	50,255	37,783
Equity securities	+/- 25	144,800	125,638	94,457
Equity securities	+/- 30	173,760	150,765	113,348

Funds at fair value through profit or loss	Changes in market prices %	2019	2020	2021
		in thousands of Soles
Mutual funds	+/- 10	59,127	96,665	157,130
Mutual funds	+/- 25	147,818	241,661	392,825
Mutual funds	+/- 30	177,381	289,994	471,390
Restricted mutual funds	+/- 10	46,009	43,688	36,595
Restricted mutual funds	+/- 25	115,022	109,220	91,489
Restricted mutual funds	+/- 30	138,026	131,064	109,786
Fund of Liquid Assets Requirement (RAL)	+/- 10	30,040	27,882	32,314
Fund of Liquid Assets Requirement (RAL)	+/- 25	75,100	69,705	80,785
Fund of Liquid Assets Requirement (RAL)	+/- 30	90,119	83,646	96,942
Investment Funds	+/- 10	30,576	36,160	49,837
Investment Funds	+/- 25	76,440	90,399	124,591
Investment Funds	+/- 30	91,728	108,479	149,510
Hedge Funds	+/- 10	3,364	12,694	17,682
Hedge Funds	+/- 25	8,410	31,735	44,204
Hedge Funds	+/- 30	10,092	38,081	53,045
Exchange Traded Funds	+/- 10	2,556	3,209	10,531
Exchange Traded Funds	+/- 25	3,399	8,021	26,326
Exchange Traded Funds	+/- 30	4,079	9,626	31,592

Content
Foreign Currency Exchange Rate Risk

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the group’s functional currency.

The group’s monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk; as well as the equity position generated by the investment in the group’s subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary, in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in other comprehensive income.

The Group manages foreign currency exchange risk, which affects the income statement, by monitoring and controlling currency positions exposed to movements in exchange rates. The market risk units of each subsidiary establish limits for said positions, which are approved by their own committees, and monitor and follow up the limits considering their foreign exchange trading positions, their most structural foreign exchange positions, as well as their sensitivities.

Additionally, there is a monetary position limit at the Credicorp level, which is monitored and reported to the Group’s Risk Committee.

On the other hand, the Group manages foreign currency exchange risk whose fluctuation is recognized in other comprehensive income, monitoring and controlling equity positions and their sensitivities, which are reported to the Group’s Risk Committee.

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

•	Net gain on foreign exchange transactions
•	Net gain on speculative derivatives
•	Net gain from exchange difference

Transactions in foreign currency are made at free market exchange rates of the countries where Credicorp’s subsidiaries are established. As of December 31, 2019, 2020, and 2021, the net open monetary position with effect on results and the equity position of the group was as follows:

2019	US Dollars	Other currencies

Total monetary assets	65,046,432	(2,156)
Total monetary liabilities	(64,744,138)	(613,171)
	302,294	(615,327)
Currency derivatives	(979,309)	(607)
Accounting hedge (investment abroad) (*)	-	-
Net monetary position with effect on consolidated statement of income	(677,015)	(615,934)
Net monetary position with effect on equity	862,730	1,625,582
Net monetary position	185,715	1,009,648

Content
2020	US Dollars	Other currencies

Total monetary assets	68,649,158	1,204,923
Total monetary liabilities	(70,735,019)	(427,092)
	(2,085,861)	777,831
Currency derivatives	1,746,886	(364,886)
Accounting hedge (investment abroad) (*)	490,385	-
Net monetary position with effect on consolidated statement of income	151,410	412,945
Net monetary position with effect on equity	998,175	1,583,837
Net monetary position	1,149,585	1,996,782

2021	US Dollars	Other currencies

Total monetary assets	79,005,337	503,809
Total monetary liabilities	(81,716,408)	(415,951)
	(2,711,071)	87,858
Currency derivatives	2,142,654	(55,696)
Accounting hedge (investment abroad) (*)	912,337	-
Net monetary position with effect on consolidated statement of income	343,920	32,162
Net monetary position with effect on equity	1,021,603	1,864,335
Net monetary position	1,365,523	1,896,497

(*) As of December 31, 2021, hedge accounting of a net investment in a foreign operation was carried out. Where the investment in Atlantic Security Holding Corporation is being hedged with part of our dollar liabilities position of the balance of “Bonds and notes issued”. The hedged amount is approximately US$135.4 million, equivalent to S/490.3 million, and US$228.8 million, equivalent to S/912.3 as of December 31, 2020 and 2021, respectively. For further detail refer to Notes to the consolidated financial statements, 17. Bonds and Notes Issued, (iv) Senior notes - Credicorp Ltd.

We manage foreign exchange risk by monitoring and controlling the position values based on changes in exchange rates. Since 2014, we have measured the performance of these positions in Soles, our functional currency.

As of December 31, 2019, 2020 and 2021 the monetary position with effect on equity in other currencies is mainly made up of the equity of subsidiaries in Bolivian pesos for S/814.3 millions, S/764.6 million and S/928.6   million, respectively, in Colombian pesos for S/632.5 millions, S/570.4 million and S/628.6 million, respectively and, in Chilean pesos for S/176.0 millions, S/245.7 million and S/304.4 million, respectively, among other minors.

Content
The following tables show the sensitivity analysis of the main currencies to which the Group is exposed and which affect the consolidated income statement and other comprehensive income as of December 31, 2019, 2020 and 2021. The analysis determines the effect of a reasonably possible variation of the exchange rate against the sun for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The following is a sensitivity analysis of the foreign exchange position with an effect on consolidated results, with the US dollar as the main currency of exposure. This analysis is shown as of December 31, 2019, 2020 and 2021:

Sensitivity Analysis	Change in Currency Rates	2019	2020	2021
	%	in thousands of Soles
Depreciation -
Soles in relation to US dollar	5	(32,239)	7,210	16,377
Soles in relation to US dollar	10	(61,547)	13,765	31,265

Appreciation -
Soles in relation to US dollar	5	35,632	(7,969)	(18,101)
Soles in relation to US dollar	10	75,224	(16,823)	(38,213)

The following is the sensitivity analysis of the foreign exchange position with effect in other comprehensive income, being the US dollar, the Bolivian Peso, the Colombian Peso and the Chilean Peso the main currencies of exposure. This analysis is shown as of December 31, 2019, 2020 and 2021:

Sensitivity Analysis	Change in Currency Rates	2019	2020	2021
	%	in thousands of Soles
Depreciation -
Soles in relation to US dollar	5	41,082	47,532	48,648
Soles in relation to US dollar	10	78,430	90,743	92,873

Appreciation -
Soles in relation to US dollar	5	(45,407)	(52,536)	(53,769)
Soles in relation to US dollar	10	(95,859)	(110,908)	(113,511)

Content
Sensitivity Analysis	Change in Currency Rates	2019	2020	2021
	%	in thousands of Soles
Depreciation -
Soles in relation to Bolivianos	5	38,777	36,408	44,220
Soles in relation to Bolivianos	10	74,028	69,507	84,421

Appreciation -
Soles in relation to Bolivianos	5	(42,858)	(40,241)	(48,875)
Soles in relation to Bolivianos	10	(90,479)	(84,953)	(103,181)

Sensitivity Analysis	Change in Currency Rates	2019	2020	2021
	%	in thousands of Soles
Depreciation -
Soles in relation to Colombian peso	5	30,121	27,160	29,933
Soles in relation to Colombian peso	10	57,504	51,851	57,145

Appreciation -
Soles in relation to Colombian peso	5	(33,292)	(30,019)	(33,084)
Soles in relation to Colombian peso	10	(70,283)	(63,373)	(69,844)

Sensitivity Analysis	Change in Currency Rates	2019	2020	2021
	%	in thousands of Soles
Depreciation -
Soles in relation to Chilean peso	5	8,381	11,701	14,494
Soles in relation to Chilean peso	10	16,000	22,338	27,671

Appreciation -
Soles in relation to Chilean peso	5	(9,263)	(12,933)	(16,020)
Soles in relation to Chilean peso	10	(19,556)	(27,302)	(33,820)

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

For further information about liquidity risk management, please refer to ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.B Liquidity and Capital Resources - (3)   Liquidity Risk

Content
d) Model Risk

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The main sources that generate this risk are: deficiencies in data, errors in the model (from design to implementation) or wrong use of the model.

The Group uses models for different purposes, such as credit admission, capital calculation, monitoring behavior of payment, determination of loan reserves, market risk and liquidity. Model risk management is structured around a set of processes known as the life cycle of the model. The phases of the life cycle of the model in the Group are: Identification, Planning, Development, Internal Validation, Approval, Implementation and use, and Monitoring and control.

Management of model risk is proportional to the importance of each model. To this end, a tiered approach is used to synthesize the level of importance of a model, from which the level of model management is determined.

e) Risk in insurance activity and operational risk

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

The main risk faced by the Group related to insurance contracts is that the real cost of claims and payments or the opportunity cost of claims and payments, differs from what was expected. The magnitude of this risk is influenced by the frequency of claims, the severity of claims, the real benefits paid and the development of long-term claims. Therefore, the Group seeks to ensure that sufficient reserves are available to cover these obligations. The Group constantly monitors the adequacy of its technical reserves by taking appropriate measures against possible adverse results. It also, contracts with independent, recognized actuarial services firms to conduct periodic reviews regarding the sufficiency of reserves for the companies that make up the Insurance & Pensions LoB.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Content
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

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Our internal control over financial reporting includes policies and procedures that:

Content
■	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
■
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, and our receipts and expenditures are being made only in accordance with authorizations of our management and IFRS; and

■	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections about the effectiveness of our internal controls are subject to the risk that controls will become inadequate because of changes in conditions or deterioration in compliance with policies or procedure.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the framework set forth by the COSO in Internal Control-Integrated Framework version 2013. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and concluded that, as of December 31, 2021, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Gaveglio Aparicio y Asociados S.C.R.L (a member firm of PricewaterhouseCoopers International Limited), our independent registered public accounting firm. As stated in their report included herein, Gaveglio Aparicio y Asociados S.C.R.L has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2021.

15. C	Attestation Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Credicorp Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in net equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Content
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Content
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

Allowance for credit losses on loan portfolio

As described in Notes 3 f, 3 i, 7 and 34.1 to the consolidated financial statements, the amount recognized as allowance for credit losses on loan portfolio is S/9,071.0 million as of December 31, 2021. As disclosed by management, the calculations of credit losses are product of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies, such as the probabilities of default (PD), loss given default (LGD) and exposure at default (EAD), including prospective information, macroeconomic factors and expected life of a financial instrument, among others. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from its beginning. The expected credit loss reflects a result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts. Additionally, management has reviewed its internal credit risk methodological models, in order to respond to the uncertainty regarding COVID-19 and the political instability, carrying out certain procedures, such as: (i) using information on customers’ payment behavior, which, due to the progressive expiration of run-off periods and other assistance granted by the government, reflect credit risk factors to a greater extent; (ii) where there is no information about payment behavior, mainly due to grace periods, certain portfolios do not allow predictability about the non-compliance of future customer payments and continue to use qualitative factors based on analysis and statistical validation of surveys and factors of adjustments considering historical payment behaviors without grace periods; (iii) LGD estimates were updated with assumptions, related to payments from customers in arrears, to see the impact on recoveries; and (iv) the macroeconomic projections and scenario weights were updated to reflect the effect of the reactivation of the economy, which was partially affected under the context of political uncertainty in 2021.

Content
The principal considerations for our determination that performing procedures relating to allowance for credit losses on loan portfolio is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the assumptions used such as the PD, LGD and EAD, including prospective information, macroeconomic factors and expected life of a financial instrument and also considering the updates to respond to the uncertainty regarding COVID-19.  Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance estimation process, which include controls over data inputs, models and assumptions adopted by management, and the calculation of the allowance for loan losses. These procedures also included, among others,  testing the completeness, accuracy, and relevance of underlying data used in the model, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating expected credit loss allowance, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as the probabilities of default, loss given default and exposure at default including prospective information, macroeconomic factors, expected life and also considering the updates to respond to the uncertainty regarding COVID-19 and the political instability.

Valuation of the mathematical reserves for annuities

As described in Notes 3 e, 16 and 34.8 to the consolidated financial statements, the amount recognized as mathematical reserves for annuities is S/6,759.7 million as of December 31, 2021. As disclosed by management, the valuation of the Company’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation. Some of the key actuarial and economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the mortality tables and interest rates. Minor changes in each of these key actuarial and economic assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statements of income and comprehensive income.

Content
 The principal considerations for our determination that performing procedures relating to mathematical reserves for annuities is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related assumptions used such as the mortality tables and interest rates. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the mathematical reserves for annuities, which includes controls over data inputs, assumptions, and calculation of the mathematical reserves.  These procedures also included, among others, testing the completeness, accuracy and relevance of underlying data used in the model, the reasonableness of interest rates, and the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for the valuation of the mathematical reserves for annuities, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as mortality tables.

/S/Gaveglio, Aparicio y Asociados S.C.R.L.
Lima, Peru
April 26, 2022

We have served as the Company’s auditor since 2015.

Countersigned by

___________________________________ (partner)
/S/Carlos González González
Peruvian Certified Public Accountant Registration No. 50403

15. D	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At the Annual General Meeting of Shareholders held on June 5, 2020, shareholders elected the new members of the Board of Directors of Credicorp as discussed in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6. A Directors and Senior Management”. Furthermore, our Board of Directors, in its meeting held on June 9, 2020, appointed the following members to the Audit Committee: Ms. Patricia Lizarraga Guthertz (independent, chair of the Audit Committee since June 2020), Mr. Irzio Pinasco Menchelli (independent, member of the Audit Committee) and Ms. Maria Teresa Aranzabal Harreguy (independent, member of the Audit Committee). Mr. Raimundo Morales Dasso, former Chairman of the Audit Committee, has been appointed as Advisor.

Content
Ms. Lizarraga, Mr. Pinasco and Ms. Aranzabal are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of the NYSE Listed Company Manual.

Ms. Lizarraga, our Audit Committee Financial Expert as determined by the Board of Directors, is Director of BCP and Credicorp Ltd. Ms. Lizarraga is an experienced Wall Street executive with over 25 years’ experience working in international mergers and acquisitions, capital markets, private equity, and valuation experience. She is the founder and CEO of Hypatia Capital Group and a major shareholder of family group Grupo del Ande. Ms. Lizarraga’s Board experience includes serving as both President of the Board and Chairman of the audit committee of non-profit organizations, as well as private company Board experience. She served as President of the Privatization Committee of Toll Roads of Peru. Ms. Lizarraga received her Bachelor of Arts degree from Yale University and her MBA from Harvard Business School.

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

Content
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

As necessary, the Audit Committee supervises the execution of services provided by the independent external auditor. It approves, when necessary, any modification in the terms, conditions, fees, and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent external auditor is in the best position to provide those services. Such services typically include audit services required by regulations, financial audits for our subsidiaries or affiliates, and services associated with the presentation of documents to the SEC or other documents published in connection with the trading of our shares.

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

Content
Considering the previous recommendation of the Audit Committee and the Board of Directors to hire PricewaterhouseCoopers to audit Credicorp and its subsidiaries for three financial years, as from January 1, 2020 until the end of the financial year 2022, based on the quality of the work carried out by the selected firm, at the Annual General Meeting of Shareholders held on March 29, 2019, the shareholders of Credicorp approved the designation of Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited, to act as independent external auditors of Credicorp and subsidiaries for the fiscal year 2021 and authorized our Board of Directors to delegate the approval of the independent external auditor’s annual fees to its Audit Committee.

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

The following table sets forth, for each of the years indicated, the fees agreed to for our independent external auditors, Gaveglio, Aparicio y Asociados S.C.R.L., for the audit of our financial statements, for assurance and related services, for tax compliance, tax advice and tax planning and for other services and products for each of the years ended December 31, 2019, 2020 and 2021.

	Year-end December 31,
	2019	2020	2021
	(in thousands of Soles)
Audit	17,289	21,106	24,624
Tax	520	410	663
All Other	928	489	244
Total	18,737	22,005	25,531

Audit Fees

Audit fees correspond to audit services performed (i) reviewing the consolidated financial statements of Credicorp and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include the audit work in connection with reviews of interim financial information. During, 2021, the Audit Committee approved all fees but there were no services approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Audit fees agreed for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/21.1 million for 2020 and S/24.6 million for 2021. The increase in audit fees in 2021 compared to 2020 was mainly due to the audit fees of the Subsidiaries in Bolivia, among the main ones are Banco de Credito de Bolivia, Crediseguro S.A. Seguros Personales, Credifondo Sociedad Administradora de Fondos de Inversión S.A., and the exchange rate difference. Fees amounted to US$0.3 million, equivalent to S/1.3 million.

Content
Tax Fees

Tax Fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and which principally consist of tax compliance and advisory services approved by the Audit Committee.

Tax fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/410,000 for 2020 and S/663,000 for 2021.

All Other Fees

In 2021, the other fees were mainly related to the review of accounting hedges to Credicorp Ltd, advice on economic substance to CCR Inc. and review of the design and operational effectiveness of the controls of Credicorp Capital S.A. Corredores de Bolsa. In 2020, the other fees were mainly related to advice on economic substance to Credicorp Ltd and specialized COSO training services to BCP. In 2019, other fees were mainly related to the consulting known as the Proactive Assurance Approach of IFRS 17 to Pacifico Seguros, which was a program that started in 2019 and is expected to finalize in 2022. Audit fees corresponding to “Taxes” and “All other” paid in 2019, 2020 and 2021 were subject to the aforementioned 35% limit and represented 8%, 4% and 4%, respectively, of the total auditor’s fees.

All other fees agreed to for Gaveglio, Aparicio y Asociados S.C.R.L. totaled S/489,000 for 2020 and S/244,000 for 2021.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2021, as part of their core businesses, our affiliates, Prima AFP, ASB, Credicorp Capital Sociedad Administradora de Fondos, Grupo Pacifico and Credicorp Capital Bolsa made purchases of our common shares in open-market transactions on behalf of our clients.

In addition, we and our affiliated purchasers repurchased common shares for our 2021 long-term retention plan for certain employees, as explained in Notes 3(x) and 20 to the consolidated financial statements. The following table sets forth, for each month in 2021 in which such repurchases occurred, the total number of shares purchased, and the average price paid per share. None of the repurchased shares were purchased as part of publicly announced plans or programs.

Content
Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
February 2021	88,507	US$164.69	-	-

(1)	Shares repurchased in open-market transactions.

In February 2021, 88,507 shares were repurchased in open market operations at an average price paid per share of US $164.69. None of the repurchased shares were acquired as part of publicly announced plans or programs.

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

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the Board of Directors must be “Independent Directors”, as defined by the NYSE.	Credicorp is not required under Bermuda law to maintain a Board of Directors with a majority being Independent Directors. As of March 31, 2022, five Directors out of nine are independent.

Content
Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
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

Under our definition, a Director shall be deemed to be independent if he/she meets each of the following conditions:

(i)         Not being or having been, in the last three years, a Related Director or employee of Credicorp and/or subsidiaries.

(ii)        Not being or having been, in the last three years, a Director or employee of a company holding >=5% interest in Credicorp. This criterion shall not apply to Directors with an independent status in Credicorp and/or subsidiaries.

(iii)       Not being a shareholder with >1% interest in Credicorp, not being entitled to exercise voting rights in excess of such percentage nor have preferential voting rights nor have any agreement or agreements allowing such shareholder to exercise the rights to purchase Credicorp shares in excess of such percentage.

(iv)       Not being a Director or a member of the Senior Management of a company in which any Related Director or member of the Senior Management of Credicorp is a member of the Board of Directors. Such restriction shall not apply when cross Directorship is with respect to Credicorp subsidiaries.

Content
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

(v)        Not being or having been a member of the Senior Management of a company in which any Related Director or member of the Senior Management of Credicorp is or has been a member of the Compensation Committee (or equivalent) of the Board of Directors in the last three years.

(vi)       Not being a shareholder with >5% interest, partner, Director, or member of the Senior Management of a third-party company which makes or has made business or contractual transactions for >1% of the annual revenue of Credicorp or >5% of the third-party company, or >5% of the annual income of the proposed Director in the last three fiscal years.

(vii)      Not having received from Credicorp and/or subsidiaries any compensation >$120,000 over a period of 12 months during the last three years, excluding Directors’ fees and revenue from investments in financial instruments (bonds, shares, term deposits, among others) of Credicorp and/or subsidiaries. Applies also with respect to Relatives.

Content
Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices

(viii)     Not being or having been an employee or partner of the auditing firm of Credicorp and/or subsidiaries in the last three years.

(ix)          Not being a Relative of shareholders with >=5% interest in Credicorp, or of members of the Board of Directors or the Senior Management of Credicorp.

(x)         Not acting as an Independent Director in >5 Boards of Directors of companies entered in the Securities Market Public Registry (RMPV). Excludes boards of Directors of Credicorp and/or subsidiaries.

(xi)       Not being or having been an Independent Director for over 10 continuous or alternate years during the last 15 years in Credicorp and/or subsidiaries.

(xii)         The Board of Directors shall be entitled to determine the Independence of a Director in situations calling for interpretation or which have not been contemplated in this document.

Definitions

Senior Management: is made up of the following roles:

(i)          Executive Chairman

(ii)          Chief Executive Officer

(iii)          Chief Operating Officer

Content
Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices

(iv)          Managers in charge of the four Business Units (Universal Banking, Microfinance, Insurance and Retirement, and Investment Banking and Asset Management)

(v)          Managers with the following Corporate Roles:

•          Chief Financial Officer
•          Chief Risk Officer
•          Chief Corporate Audit Officer
•          Chief Compliance and Ethics Officer
•          Head of Legal
•          Head of Talent Management
•          Head of Corporate Affairs

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

Content
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

Although these committees are not required by law to be composed entirely of independent Directors (as defined by the NYSE), under Credicorp’s current Corporate Governance Policy:

−          the Compensation and Nominations Committee shall consist of no less than three Directors, at least two of them must be independent and one should be a woman. It will be chaired by one of the independent Directors, and

−          the Sustainability Committee must be composed of at least three Directors of Credicorp, at least two of whom must be independent (as determined by Credicorp) and one should be a woman. Additionally, the Board of Directors may incorporate as a member one or more Directors of subsidiaries of the Corporation. The chairman of the Board may not be part of the committee.

There is no similar requirement under Bermuda law.

303A.05	Listed companies must have a compensation committee composed entirely of independent Directors, with a written charter that addresses specific minimum requirements.
Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. However, Credicorp has established a Compensation and Nominations Committee that reviews and approves the compensation and benefits for Credicorp’s executive officers and other key executives of Credicorp. Credicorp’s Board of Directors has adopted a Compensation and Nominations Committee charter.

303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Credicorp has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. There is no similar requirement under Bermuda law.

Content
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

Credicorp has formed an Audit Committee responsible for advising the Board regarding the selection of independent auditors and evaluating Credicorp’s internal controls. Credicorp’s Audit Committee has three members, and the members satisfy the independence requirements of Rule 10A-3 under the Exchange Act as a foreign private issuer. The Committee shall have at least one member who is considered a financial expert. Credicorp’s Board of Directors has adopted an audit committee charter. There is no similar requirement under Bermuda law.

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
Credicorp has adopted and published on the Company’s website (https://credicorp.gcs-web.com/) a Code of Ethics for Directors, officers and employees and has adopted a Code of Ethics for professionals with financial responsibility. In accordance with our corporate policies, all Directors, executives, employees and suppliers must comply with the laws, regulations and government requirements applicable to business conducted both in Peru and in other jurisdictions where the Corporation operates, acting with honesty and integrity as described in Credicorp’s Corporate Compliance Manual, Credicorp’s Code of Ethics, Credicorp’s Corporate Ethics and Conduct Policy, the Anti-Money Laundering and Financing of Terrorism Manual, and other internal documents related to compliance.

Content
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

(1)          Fiduciary Duties and Duties of Skill and Care Under Bermuda law

Under section 97(1) of the Companies Act 1981 of Bermuda, as amended (also referred to as the Companies Act), every Director and officer of a company must act honestly and in good faith with a view to the best interests of the company (often referred to as a “fiduciary duty”) and must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances (often referred to as a “duty of skill and care”).

Fiduciary Duty

Under the common law applicable to Bermuda companies, the fiduciary duty of Directors has four aspects which may be briefly summarized as follows:

Content
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

d)
A duty not to appropriate, divert or personally profit from corporate opportunities. Unless the bye-laws specifically provide otherwise, a Director’s fiduciary position precludes him from appropriating, diverting, or taking a personal profit from any opportunities that result from the directorship. Our Bye-laws do provide an exception to this rule. They provide that any Director, any Director’s firm or partner, or any company with which any Director is associated may act for us in a professional capacity. Such Director, firm, partner, or company will be entitled to compensation for professional services as if the Director were not a member of our Board of Directors. However, such Director, firm, partner, or company may not act as our auditor.

Content
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

g)
Reliance on Others. A Director is not liable for the acts of Co-Directors or other company officers solely by virtue of the position. A Director is entitled to rely on his Co-Directors or company officers as well as subordinates who are expressly put in charge of attending to the detail of management, provided such reliance is honest and reasonable (although a Director cannot absolve himself entirely of responsibility by delegation to others). As a general rule, before delegating responsibility to others, the Directors in question should satisfy themselves that the delegates have the requisite skills to discharge the functions delegated to them. In addition, the Directors must ensure that there is set up an adequate system of monitoring such delegates (e.g., managers). The Directors must, on a regular basis, ensure that their delegates have fulfilled their obligations. The Directors should require a regular flow of information from the delegates to ensure that they are carrying out their duties satisfactorily. In addition, section 97(5A) of the Companies Act provides that a Director shall not have breached the fiduciary duty or duty of skill and care required by section 97(1) if he relies in good faith upon financial statements of the company represented to him by another Director or officer of the company or a report of an attorney, accountant, engineer, appraiser, or other person whose profession lends credibility to a statement made by him.

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

Content
Limits on Indemnity for Directors

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its Directors, officers, and auditors against any liability which, by virtue of any rule of law, would otherwise be imposed on them with respect to any negligence, default, breach of duty or breach of trust. However, this rule does not apply in cases where such liability arises from fraud or dishonesty of which such Director; officer or auditor may be guilty in relation to the company or any of its subsidiaries. Any provision, whether contained in the Bye-laws of a company or in any contract or arrangement between the company and one of its Directors which would exempt such Director from, or indemnify him against, any liability that would otherwise attach to him with respect to his fraud or dishonesty in relation to the company will be void. Section 98 further provides that a Bermuda company may indemnify its Directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. In the event that an allegation of fraud or dishonesty is proven, the Director is obligated to disgorge any money provided for his defense.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

Content
PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Credicorp Consolidated Financial Statements and the report of the independent public accounting firm in connection therewith are filed as part of this Annual Report on Form 20-F, as noted below:

Page
Report of Independent Registered Public Accounting Firm	F-3 - F-7

Consolidated financial statements

Consolidated statements of financial position	F-8
Consolidated statements of income	F-9 - F-10
Consolidated statements of comprehensive income	F-11
Consolidated statements of changes in equity	F-12 - F-13
Consolidated statements of cash flows	F-14 - F-17
Notes to consolidated financial statements	F-18 - F-193

Content
ITEM 19.	EXHIBITS

•	Index to Exhibits

1.1	Bye-laws of Credicorp Ltd. incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated April 28, 2021

1.2	Memorandum of Association of Credicorp Ltd. incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated May 29, 2020

2.1	Description of Securities incorporated herein by reference to Exhibit 2.1 to Credicorp’s Annual Report on Form 20-F dated April 28, 2021

2.2	Indenture among Credicorp Ltd., as issuer, The Bank of New York Mellon, as Trustee, Paying Agent and Registrar, (undertaking to furnish upon request)

8.	List of Subsidiaries incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated April 28, 2021

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Content
SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ CESAR RIOS
Name:	Cesar Rios
Tittle:	Chief Financial Officer
Dated: April 26, 2022

Content

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Content
CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

US$	= United States dollar
S/	= Sol

Content
Attestation Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Credicorp Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in net equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Content
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

Content
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

Allowance for credit losses on loan portfolio

As described in Notes 3 f, 3 i, 7 and 34.1 to the consolidated financial statements, the amount recognized as allowance for credit losses on loan portfolio is S/9,071.0 million as of December 31, 2021. As disclosed by management, the calculations of credit losses are product of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies, such as the probabilities of default (PD), loss given default (LGD) and exposure at default (EAD), including prospective information, macroeconomic factors and expected life of a financial instrument, among others. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from its beginning. The expected credit loss reflects a result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts. Additionally, management has reviewed its internal credit risk methodological models, in order to respond to the uncertainty regarding COVID-19 and the political instability, carrying out certain procedures, such as: (i) using information on customers’ payment behavior, which, due to the progressive expiration of run-off periods and other assistance granted by the government, reflect credit risk factors to a greater extent; (ii) where there is no information about payment behavior, mainly due to grace periods, certain portfolios do not allow predictability about the non-compliance of future customer payments and continue to use qualitative factors based on analysis and statistical validation of surveys and factors of adjustments considering historical payment behaviors without grace periods; (iii) LGD estimates were updated with assumptions, related to payments from customers in arrears, to see the impact on recoveries; and (iv) the macroeconomic projections and scenario weights were updated to reflect the effect of the reactivation of the economy, which was partially affected under the context of political uncertainty in 2021.

Content
The principal considerations for our determination that performing procedures relating to allowance for credit losses on loan portfolio is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the assumptions used such as the PD, LGD and EAD, including prospective information, macroeconomic factors and expected life of a financial instrument and also considering the updates to respond to the uncertainty regarding COVID-19.  Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance estimation process, which include controls over data inputs, models and assumptions adopted by management, and the calculation of the allowance for loan losses. These procedures also included, among others,  testing the completeness, accuracy, and relevance of underlying data used in the model, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating expected credit loss allowance, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as the probabilities of default, loss given default and exposure at default including prospective information, macroeconomic factors, expected life and also considering the updates to respond to the uncertainty regarding COVID-19 and the political instability.

Valuation of the mathematical reserves for annuities

As described in Notes 3 e, 16 and 34.8 to the consolidated financial statements, the amount recognized as mathematical reserves for annuities is S/6,759.7 million as of December 31, 2021. As disclosed by management, the valuation of the Company’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation. Some of the key actuarial and economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the mortality tables and interest rates. Minor changes in each of these key actuarial and economic assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statements of income and comprehensive income.

Content
 The principal considerations for our determination that performing procedures relating to mathematical reserves for annuities is a critical audit matter are there was significant judgement by management when developing their estimate. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related assumptions used such as the mortality tables and interest rates. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the mathematical reserves for annuities, which includes controls over data inputs, assumptions, and calculation of the mathematical reserves.  These procedures also included, among others, testing the completeness, accuracy and relevance of underlying data used in the model, the reasonableness of interest rates, and the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for the valuation of the mathematical reserves for annuities, including evaluating the appropriateness of the methodologies and models and evaluating the reasonableness of significant assumptions, such as mortality tables.

/S/Gaveglio, Aparicio y Asociados S.C.R.L.
Lima, Perú
April 26, 2022

We have served as the Company’s auditor since 2015.

Countersigned by

___________________________________ (partner)
/S/Carlos González González
Peruvian Certified Public Accountant Registration No. 50403

Content
CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020

	Note	2021	2020
		S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		6,925,332	8,176,612
Interest-bearing		32,395,408	28,576,382
	4	39,320,740	36,752,994

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	1,766,948	2,394,302

Investments:
At fair value through profit or loss	6(a)	5,928,497	6,467,471

At fair value through other comprehensive income		34,440,091	42,746,061
At fair value through other comprehensive income pledged as collateral		318,352	997,828
	6(b)	34,758,443	43,743,889

Amortized cost		4,411,592	2,196,220
Amortized cost pledged as collateral		3,853,967	2,766,162
	6(c)	8,265,559	4,962,382

Loans, net:	7
Loans, net of unearned income		147,597,412	137,659,885
Expected loss provision for direct loans		(8,477,308)	(9,898,760)
		139,120,104	127,761,125

Financial assets designated at fair value through profit or loss	8	974,664	823,270
Premiums and other policies receivable	9(a)	921,103	937,223
Accounts receivable from reinsurers and coinsurers	9(b)	1,198,379	919,419
Property, furniture and equipment, net	10	1,308,779	1,374,875
Due from customers on banker’s acceptances	3(r) and 7(b)	532,404	455,343
Intangible assets and goodwill, net	11	2,710,080	2,639,297
Right-of-use assets, net	12(a)	586,417	702,928
Deferred tax assets, net		1,177,359	1,693,655
Other assets	13	6,252,508	5,777,990
Total assets		244,821,984	237,406,163

Liabilities

Deposits and obligations:	14
Non-interest-bearing		51,851,206	47,623,119
Interest-bearing		98,489,656	94,742,383
		150,340,862	142,365,502

Payables from repurchase agreements and securities lending	5(b)	22,013,866	27,923,617
Due to banks and correspondents	15	7,212,946	5,978,257
Due from customers on banker’s acceptances ptances	3(r) and 7(b)	532,404	455,343
Accounts payable to reinsurers	9(b)	463,825	338,446
Lease liabilities	12(b)	655,294	750,578
Financial liabilities at fair value through profit or loss	3(f)(v)	325,571	561,602
Technical reserves for insurance claims and premiums	16	12,534,511	11,675,076
Bonds and notes issued	17	17,078,829	16,319,407
Deferred tax liabilities, net		105,058	105,529
Other liabilities	13	6,521,379	5,487,159
Total liabilities		217,784,545	211,960,516

Equity, net	18
Equity attributable to Credicorp´s equity holders:
Capital stock		1,318,993	1,318,993
Treasury stock		(207,534)	(208,433)
Capital surplus		228,853	192,625
Reserves		21,364,272	21,429,635
Other reserves		235,902	1,865,898
Retained earnings (losses)		3,556,281	347,152
		26,496,767	24,945,870

Non-controlling interest		540,672	499,777
Total equity, net		27,037,439	25,445,647

Total liabilities and net equity		244,821,984	237,406,163

The accompanying notes are an integral part of these consolidated financial statement.

Content
CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Interest and similar income	22	11,850,406	11,547,648	12,381,664
Interest and similar expenses	22	(2,488,426)	(2,976,306)	(3,289,913)
Net interest, similar income and expenses		9,361,980	8,571,342	9,091,751

Expected loss provision on loan portfolio	7(c)	(1,558,951)	(6,080,289)	(2,100,091)
Recoveries of written-off loans		346,728	159,781	254,155
Provision for credit losses on loan portfolio, net of recoveries		(1,212,223)	(5,920,508)	(1,845,936)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		8,149,757	2,650,834	7,245,815

Other income
Commissions and fees	23	3,493,734	2,912,778	3,232,781
Net gain on foreign exchange transactions		920,797	622,783	748,382
Net gain on securities	24	28,650	523,082	546,814
Net gain on derivatives held for trading	3(y)	185,271	40,789	6,043
Net gain from exchange differences		34,698	19,804	19,520
Others	29	263,716	286,981	344,229
Total other income		4,926,866	4,406,217	4,897,769

Insurance underwriting result
Net premiums earned	25	2,671,530	2,428,060	2,394,243
Net claims incurred for life, general and health insurance contracts	26	(2,341,917)	(1,708,113)	(1,531,418)
Acquisition cost		(333,334)	(361,814)	(365,848)
Total insurance underwriting result		(3,721)	358,133	496,977

Other expenses
Salaries and employee benefits	27	(3,668,476)	(3,312,954)	(3,411,023)
Administrative expenses	28	(2,956,093)	(2,386,108)	(2,361,117)
Depreciation and amortization	10 and 11(a)	(521,967)	(497,910)	(455,033)
Impairment loss on goodwill	11(b)	–	(63,978)	–
Depreciation for right-of-use assets	12(a)	(161,287)	(172,005)	(169,406)
Others	29	(432,263)	(758,068)	(268,469)
Total other expenses		(7,740,086)	(7,191,023)	(6,665,048)

Content
CONSOLIDATED STATEMENT OF INCOME (continued)

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Profit before income tax		5,332,816	224,161	5,975,513
Income tax	19(b)	(1,660,987)	109,977	(1,623,182)
Net profit		3,671,829	334,138	4,352,331

Attributable to:
Credicorp’s equity holders		3,584,582	346,894	4,265,304
Non-controlling interest		87,247	(12,756)	87,027
		3,671,829	334,138	4,352,331

Net basic and dilutive earnings per share attributable to Credicorp’s equity holders (in soles):

Basic	30	45.09	4.37	53.66
Diluted	30	44.99	4.36	53.53

The accompanying notes are an integral part of these consolidated financial statements.

Content
CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

		2021	2020	2019
		S/(000)	S/(000)	S/(000)

Net profit for the year		3,671,829	334,138	4,352,331
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments at fair value through other comprehensive income	18(d)	(2,491,907)	870,218	1,220,715
Income tax	18(d)	52,086	(11,717)	(22,259)
		(2,439,821)	858,501	1,198,456

Net movement of cash flow hedge reserves	18(d)	58,586	(15,183)	(37,851)
Income tax	18(d)	(16,834)	3,933	10,290
		41,752	(11,250)	(27,561)

Insurance reserves	18(d)	769,291	(263,820)	(666,556)
Income tax	18(d)	(26,846)	26,846	–
		742,445	(236,974)	(666,556)

Exchange differences on translation of foreign operations	18(d)	161,168	257,052	(58,323)
Net movement in hedges of net investments in foreign businesses	18(d)	(57,319)	(1,219)	–
		103,849	255,833	(58,323)

Total		(1,551,775)	866,110	446,016

Not to be reclassified to profit or loss in subsequent periods:

Net loss on equity instruments designated at fair value through other comprehensive income	18(d)	(113,686)	(82,586)	(64,344)
Income tax	18(d)	5,402	3,414	5,999
		(108,284)	(79,172)	(58,345)

Total other comprehensive income	18(d)	(1,660,059)	786,938	387,671

Total comprehensive income for the year, net of income tax		2,011,770	1,121,076	4,740,002

Attributable to:
Credicorp’s equity holders		1,954,586	1,124,603	4,645,040
Non-controlling interest		57,184	(3,527)	94,962
		2,011,770	1,121,076	4,740,002

The accompanying notes are an integral part of these consolidated financial statements.

Content
CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2019	1,318,993	(204,353)	(3,641)	246,194	17,598,556	452,551	229,470	(3,161)	–	29,593	4,175,041	23,839,243	426,833	24,266,076
Changes in equity in 2019 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	4,265,304	4,265,304	87,027	4,352,331
Other comprehensive income, Note 18(d)	–	–	–	–	–	(58,342)	1,182,374	(26,943)	(658,491)	(58,862)	–	379,736	7,935	387,671
Total comprehensive income	–	–	–	–	–	(58,342)	1,182,374	(26,943)	(658,491)	(58,862)	4,265,304	4,645,040	94,962	4,740,002
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	1,858,811	–	–	–	–	–	(1,858,811)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	–	–	–	–	–	–	(1,595,229)	(1,595,229)	–	(1,595,229)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(52,971)	(52,971)
Additional dividends	–	–	–	–	(31,268)	–	–	–	–	–	(606,824)	(638,092)	–	(638,092)
Purchase of treasury stock, Note 18(b)	–	–	(1,814)	(101,411)	–	–	–	–	–	–	–	(103,225)	–	(103,225)
Share-based payment transactions	–	–	2,004	81,254	11,546	–	–	–	–	–	–	94,804	–	94,804
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	74,392	74,392
Others	–	(35)	–	–	–	–	–	–	–	–	(4,546)	(4,581)	(34,866)	(39,447)
Balances as of December 31, 2019	1,318,993	(204,388)	(3,451)	226,037	19,437,645	394,209	1,411,844	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310

Changes in equity in 2020 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	346,894	346,894	(12,756)	334,138
Other comprehensive income, Note 18(d)	–	–	–	–	–	(79,007)	844,687	(10,998)	(234,107)	257,134	–	777,709	9,229	786,938
Total comprehensive income	–	–	–	–	–	(79,007)	844,687	(10,998)	(234,107)	257,134	346,894	1,124,603	(3,527)	1,121,076
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	1,977,091	–	–	–	–	–	(1,977,091)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	–	–	–	–	–	–	(2,392,844)	(2,392,844)	–	(2,392,844)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(32,273)	(32,273)
Additional dividends	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Purchase of treasury stock, Note 18(b)	–	–	(3,418)	(148,543)	–	–	–	–	–	–	–	(151,961)	–	(151,961)
Sale of treasury stocks, Note 18(b)	–	62	–	–	–	–	–	–	–	–	–	62	–	62
Share-based payment transactions	–	–	2,762	115,131	14,899	–	–	–	–	–	–	132,792	–	132,792
Others	–	–	–	–	–	–	–	–	–	–	(4,742)	(4,742)	27,227	22,485
Balances as of December 31, 2020	1,318,993	(204,326)	(4,107)	192,625	21,429,635	315,202	2,256,531	(41,102)	(892,598)	227,865	347,152	24,945,870	499,777	25,445,647

Content
CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY (continued)

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of December 31, 2020	1,318,993	(204,326)	(4,107)	192,625	21,429,635	315,202	2,256,531	(41,102)	(892,598)	227,865	347,152	24,945,870	499,777	25,445,647
Changes in equity in 2021 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	3,584,582	3,584,582	87,247	3,671,829
Other comprehensive income, Note 18(d)	–	–	–	–	–	(108,317)	(2,399,931)	40,829	733,932	103,491	–	(1,629,996)	(30,063)	(1,660,059)
Total comprehensive income	–	–	–	–	–	(108,317)	(2,399,931)	40,829	733,932	103,491	3,584,582	1,954,586	57,184	2,011,770
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	346,994	–	–	–	–	–	(346,994)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	(398,808)	–	–	–	–	–	–	(398,808)	–	(398,808)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(4,156)	(4,156)
Minority purchase	–	–	–	–	–	–	–	–	–	–	–	–	(7,822)	(7,822)
Purchase of treasury stock, Note 18(b)	–	–	(1,369)	(57,538)	–	–	–	–	–	–	–	(58,907)	–	(58,907)
Sale of treasury stocks, Note 18(b)	–	–	84	3,668	–	–	–	–	–	–	–	3,752	–	3,752
Share-based payment transactions	–	–	2,184	90,098	(13,549)	–	–	–	–	–	–	78,733	–	78,733
Others	–	–	–	–	–	–	–	–	–	–	(28,459)	(28,459)	(4,311)	(32,770)
Balances as of December 31, 2021	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(143,400)	(273)	(158,666)	331,356	3,556,281	26,496,767	540,672	27,037,439

The accompanying notes are an integral part of these consolidated financial statements.

Content
CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021	2020	2019
		S/000	S/000	S/000

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		3,671,829	334,138	4,352,331

Adjustment to reconcile net profit to net cash arising from operating activities:
Expected loss provision on loan portfolio	7(c)	1,558,951	6,080,289	2,100,091
Impact of fair value of portfolio with change in effective rate		–	326,691	–
Depreciation and amortization	10 and 11(a)	521,967	497,910	455,033
Depreciation of right-of-use assets	12(a)	161,287	172,005	160,406
Depreciation of investment properties	13(h)	6,930	7,018	6,727
Provision for sundry risks	13(k)	70,824	140,897	27,272
Deferred (income) tax expense	19(b)	547,393	(1,147,311)	(52,435)
Adjustment of technical reserves	25(a)	914,852	758,274	761,970
Net gain on securities	24	(28,650)	(523,082)	(546,814)
Impairment loss on goodwill	11(b)	–	63,978	–
(Gain) on financial assets designated at fair value through profit and loss	25(a)	(54,663)	(115,627)	(93,664)
Net gain of trading derivatives		(185,271)	(40,789)	(6,043)
Net Income from sale of property, furniture and equipment	29	(1,916)	(8,523)	(16,869)
(Gain) net from sale of seized and recovered assets	29	(2,851)	(728)	9,617
Expense for share-based payment transactions	27	73,997	104,499	120,062
Net gain from sale of written-off portfolio		(15,700)	(35,638)	(106,835)
Intangible losses due to withdrawals and dismissed projects	29	17,630	40,342	22,492
Others		(5,537)	33,827	(19,840)
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(9,636,648)	(20,593,548)	(6,767,721)
Investments at fair value through profit or loss		745,156	(2,197,109)	(206,534)
Investments at fair value through other comprehensive income		7,508,131	(15,904,097)	771,680
Cash collateral, reverse repurchase agreements and securities borrowings		783,010	2,137,262	(265,157)
Sale of written off portfolio		24,477	36,921	193,770
Other assets		(351,551)	(335,229)	(1,142,133)

Content
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

	Note	2021	2020	2019
		S/000	S/000	S/000
Net increase (decrease) in liabilities
Deposits and obligations		2,485,794	25,856,151	7,457,393
Due to Banks and correspondents		1,103,063	(3,143,279)	426,411
Payables from repurchase agreements and securities lending		(5,935,578)	20,200,747	(1,714,532)
Bonds and notes issued		(90,217)	(96,199)	670,877
Short-term and low-value lease payments		(86,417)	(74,016)	(63,047)
Other liabilities		1,303,117	1,273,892	1,567,333
Income tax paid		(1,130,415)	(1,162,843)	(1,168,130)
Net cash flow from operating activities		3,972,994	12,686,823	6,933,711

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		11,457	22,956	35,355
Revenue from sale of investment property		–	78	38,969
revenue from collections for maturities and coupons of investment at amortized cost		590,605	1,600,519	3,256,332
Purchase of property, furniture and equipment	10	(107,790)	(98,120)	(134,776)
Purchase of investment property	13(h)	(12,068)	(26,533)	(33,321)
Purchase of intangible assets	11(a)	(532,244)	(535,241)	(371,957)
Purchase of investment at amortized cost		(3,677,671)	(2,837,015)	(1,688,443)
Acquisition of subsidiaries, net of cash received	2(a)	–	–	(375,952)
Net cash flows from investing activities		(3,727,711)	(1,873,356)	726,207

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(e)	(398,808)	(2,392,844)	(1,595,229)
Dividends paid to non-controlling interest of subsidiaries		(4,156)	(32,273)	(52,971)
Additional dividends	18(e)	–	–	(638,092)
Principal payments of leasing contracts		(155,141)	(163,392)	(147,841)
Interest payments of leasing contracts		(27,374)	(32,295)	(37,438)
Purchase of treasury stock	18(b)	(58,907)	(151,961)	(103,225)
Sale of treasury stock		3,752	62
Acquisition of non-controlling interest		(7,822)	–	–
Subordinated bonds		183,160	684,243	(977,009)
Net cash flows from financing activities		(465,296)	(2,088,460)	(3,551,805)

Content
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

	Note	2021	2020	2019
		S/000	S/000	S/000
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		(220,013)	8,725,007	4,108,113
Effect of changes in exchange rate of cash and cash equivalents		2,779,791	2,034,718	(294,874)
Cash and cash equivalents at the beginning of the period	4(a)	36,733,767	25,974,042	22,160,803
Cash and cash equivalents at the end of the period	4(a)	39,293,545	36,733,767	25,974,042

Additional information from cash flows
Interest received		11,615,448	11,161,316	12,349,495
Interest paid		(2,230,990)	(2,959,525)	(3,193,536)

Transactions that do not represent cash flow
Recognition of lease operations		(116,511)	(118,912)	852,800
Reclassification from investments at amortized cost to fair value with changes in equity		–	–	241,656

Content
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Reconciliation of liabilities arising from financing activities:

		Changes that do not generate cash flows		Changes that do not generate cash flows
2021	As of January 01, 2021	Received	Paid	Exchange difference	Others	As of December 31, 2021
	S/000	S/000	S/000	S/000	S/000	S/000

Subordinated bonds	5,381,323	2,018,216	(1,835,056)	475,132	21,686	6,061,301
Lease liabilities	750,578	–	(182,515)	36,866	50,365	655,294
	6,131,901	2,018,216	(2,017,571)	511,998	72,051	6,716,595

		Changes that generate cash flows		Changes that do not generate cash flows
2020	As of January 1, 2020	Received	Paid	Exchange difference	Others	As of December 31, 2020
	S/000	S/000	S/000	S/000	S/000	S/000

Subordinated bonds	4,387,743	3,222,663	(2,538,420)	396,089	(86,752)	5,381,323
Lease liabilities	830,153	–	(81,637)	25,198	(23,136)	750,578
	5,217,896	3,222,663	(2,620,057)	421,287	(109,888)	6,131,901

		Changes that generate cash flows		Changes that do not generate cash flows
2019	As of January 1, 2019	Received	Paid	Exchange difference	Others	As of December 31, 2019
	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds	5,424,401	–	(977,009)	(69,875)	10,226	4,387,743
Lease liabilities	–	–	(185,279)	439	1,014,993	830,153
	5,424,401	–	(1,162,288)	(69,436)	1,025,219	5,217,896

The accompanying notes are an integral part of these consolidated financial statement.

Content
CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

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

Credicorp, through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, offers a wide range of financial, insurance and health services and products, mainly throughout Perú and in other countries (see Note 3 (b)). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Perú.

Credicorp’s legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp’s businesses are managed are located at Calle Centenario N ° 156, La Molina, Lima, Perú.

At a Credicorp Board of Directors meeting, held on December 19, 2019, the Corporate Policy for the Prevention of Corruption and Bribery was approved. This document specifies that neither Credicorp nor any of its subsidiaries can make contributions or deliver any benefit to political organizations or their members, under any modality, directly or indirectly. Management confirms that during 2021, none of these contributions have been made.

The consolidated financial statements presented correspond to the financial statement of Credicorp and subsidiaries (hereinafter “the Group”). The consolidated financial statements as of December 31, 2020 and for the year then ended were approved by the Board of Directors on February 25, 2021 and presented to the General Shareholders’ Meeting on March 31, 2021. The consolidated financial statements as of December 31, 2021 and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 24, 2022 and presented to the General Shareholders’ Meeting on March 29, 2022. The Company evaluated events or transactions that may have occurred between February 24, 2022 and April 22, 2022 for potential recognition or disclosures. No significant events or transactions were identified and were approved by Management and in the Audit Committee held on April 22, 2022.

Further, there are not significant events or transactions between April 22, 2022 and April 26, 2022 that were identified.

Credicorp is listed on the Lima and New York Stock Exchanges.

Content
2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers -

During the year 2021, the Group hasn’t carried out any significant transaction of acquisitions, incorporations or mergers of companies, except for the following transactions under common control:

i)	Merger by absorption between ASB Bank Corp. and Atlantic Security Bank -

At the General Shareholders’ Meeting - Extraordinary Meeting held on November 27, 2020, the shareholders of ASB Bank Corp. approved the merger by absorption of Atlantic Security Bank. This operation was authorized by the Superintendency of Banks of Panama through Resolution SBP-033-2021 of April 9, 2021. Also, on August 2, 2021, ASB Bank Corp. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Atlantic Security Bank (absorbed entity).

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

ii)	Merger by absorption between Ultralat Capital Markets, LLC and Credicorp Capital Securities, Inc. -

On February 28, 2020, the Board of Directors of Ultralat Group Inc., parent and sole shareholder of Ultralat Capital Markets, LLC and of Credicorp Capital Securities, Inc. approved the merger by absorption process between Ultralat Capital Markets, LLC and Credicorp Capital Securities, Inc. It also agreed that, as of the date of the merger, the legal name of the new merged entity will be “Credicorp Capital LLC.” This operation was authorized by the Financial Industry Regulatory Authority (FINRA) of the United States on December 4, 2020. Likewise, on February 1, 2021, Ultralat Capital Markets, LLC (absorbing entity) acquired the assets, liabilities, rights and obligations of Credicorp Capital Securities, Inc. (absorbed entity).

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

iii)	Merger by absorption between Credicorp Capital Colombia S.A. and Ultraserfinco S.A. -

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

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

iv)	Merger by absorption between Banco Compartir S.A. and Edyficar S.A.S. –

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

Content
This transaction has not generated a significant impact on the Group’s consolidated financial statements.

b)	The outbreak of the new coronavirus (hereinafter “COVID-19”) -

The COVID-19 outbreak, first reported in Wuhan, China, in late 2019 forced governments worldwide to take important measures to mitigate the spread of the disease, such as the closure of international borders, severe mobilization restrictions and quarantines. As a result, the Global Gross Domestic Product (GDP; and, PBI, for its acronym in Spanish) contracted sharply in 2020 and the economies in which Credicorp operates (mainly Perú, Chile, Colombia, Bolivia and Panama) were severely affected. In 2021, the global economy recovered as the vaccination process gained pace, but challenges related to new COVID-19 outbreaks and inflation arose. High energy prices, supply chain disruptions and pent-up demand, higher lead prices during the second half of the year which demanded action from Central Banks.

During the worst of the pandemic, the main measures taken by the governments of the countries in which Credicorp operates consisted of emergency declarations, mobilization restrictions, lockdowns and border closures. In the second semester of 2020, the economies of these countries began their reopening processes in phases or stages. However, due to the increase in cases towards the end of 2020 and during the first quarter of 2021, mobility restrictions by risk areas were imposed. Subsequently, as cases decreased, towards mid-year restrictive measures were eased, although most countries kept less stringent night curfews and capacity limits given the permanent risk of new outbreaks as highly infectious virus variants emerge.

In the main countries where Credicorp’s operates did not face a significant COVID-19 outbreak between August and September of year 2021 due to the Delta variant expansion as was experienced by countries like United States, United Kingdom and some from Emerging Asia. But, in the last quarter of year 2021, COVID-19 cases started rising again globally as a highly contagious variant, though less lethal, named Omicron, appeared. Several countries reached record daily cases at the beginning of year 2022 which prompted governments to reimpose mask mandates and stricter measures related to longer night curfews and lower attendance capacity in indoor areas.

However, compared to other COVID-19 outbreaks, given the positive impact of vaccinations, hospital admissions and deaths related to the virus have not risen as fast as before. This situation has allowed the economic recovery to continue in the countries in which the Group mainly operates. The immunization process began in December 2020 in Chile, in January 2021 in Panama and in February 2021 in Bolivia, Perú and Colombia.

Perú

i)	Government measures to counteract negative effects of the pandemic -

2020

In response to the major sanitary and economic shock from COVID-19, the Ministry of Finance, the Central Bank and Congress implemented an ample package of measures to mitigate and stimulate the economy for the equivalent of around 19.0 percent of GDP, with resources coming from prudent macroeconomic policies implemented for decades.

The measures enacted include grace periods and rescheduling of credits to individuals and legal entities, tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

Content
In particular, the government supported two programs:

(i)
“Reactiva Perú”, a liquidity program aimed to give a quick and effective response to liquidity needs that companies faced due to the impact of COVID-19, ensuring the credit chain, and granting access to working capital loans guarantees to micro, small, medium and large companies. This program reached S/56.0 billion equivalents to 8.0 percent of GDP.

The amount of the credit in soles disbursed and the guarantee depended on the sales volume of each company, with a maximum of three months average of monthly sales in 2019. For microenterprises, an alternative to the sales level was the amount equivalent to two months average debt of 2019. The guaranteed coverage of the Government for these loans was 98.0 percent for loans up to S/90.0 thousand, and between 95.0 to 80.0 percent for loans greater than S/90.0 thousand and up to S/10.0 million.

The loans disbursed had maximum terms of up to thirty-six months, with a grace period of up to twelve months.

Likewise, financial entities undertook to offer these credits at record low rates, since the Central Reserve Bank granted funds through repurchase credit agreement with the Guarantee of the Government represented in securities, which were assigned through auctions or direct operations, with an effective annual rate of 0.5 percent and a grace period of twelve months without payment of interest or principal.

(ii)
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

By the end of December 2021, the liquidated repurchase agreement operations with state guarantee from the BCRP stood at S/38,827.0 million (S/50,729.0 million in 2020).

2021

During 2021, the government announced additional economic measures amid a second wave of COVID-19, and a new targeted lockdown scheme was implemented. Regarding monetary transfers, the Government implemented a new monetary transfer program: S/600.0 for vulnerable households for a total of S/2,434.0 million, and S/350.0 for people living in poverty, extreme poverty or people of social programs: The Yanapay bonus of S/350.0 began to be paid since September 2021, and the Universal bonus of S/600.0 since February 2021.

In addition, the government extended the rescheduling of Reactiva Perú and FAE MYPE Loans for up to S/19,500.0 million from September 30, 2021 until December 30, 2021, that already included a new grace period of up to 12 months, with an eligible criteria depending on the size loans and the sales contraction registered during the fourth quarter of 2020, respectively. See more detail in note 7(a).

At the same time, Peruvian Congress approved several measures, among which we highlight: (i) a new withdrawal private pension fund for both contributors and non-contributors of up to S/17,600.0 from their individual accounts, and (ii) the withdrawal of 100.0 percent of employee’s severance indemnities accounts (CTS, its acronym in Spanish) until December 2021, among others.

Content
ii)	Effects of the pandemic on the economy -

2020

Economic activity in 2020 the GDP contracted 11.1 percent as a result of the pandemic shock and the lockdown of the economy. During this time the Government issued global treasury bonds at historically low rates for a total of US$7,000.0 million in the year, to finance the significant fiscal deficit of 8.9 percent of GDP incurred during 2020.

In June 2020 Fitch Ratings downgraded Peru’s long-term local currency debt from A- to BBB+, while maintained the BBB+ rating for long term foreign currency debt and a Stable outlook. In December 2020, Fitch revised the outlook for Peru’s long-term credit rating in foreign and domestic currency from Stable to Negative and maintained both with a BBB+ rating.

2021

As the harsh lockdowns were lifted and the vaccination process advanced, the economy began to recover. After the 11.0 percent drop in 2020, the economy rebounded 13.3 percent in 2021. Other factors that contributed to the rebound were: (i) high price of copper of US$4.23 in 2021, which implied an increase of 55.0 percent compared to the average price of 2020; as well as (ii) expansive monetary and fiscal policies.

The annual consumer inflation rate closed 2021 at 6.4 percent “compared to the previous year” (hereinafter, “y/y”), the highest in 13 years and exceeded the upper limit of the BCRP target range (1.0 percent - 3.0 percent). The acceleration of inflation was mainly explained by the food and energy items in response to factors such as higher international prices of oil and agricultural products (for example, in the fourth quarter of 2021 compared to fourth quarter of 2020, corn rose 23.0 percent, wheat 20.0  percent), bottlenecks in global supply chains, as well as the 11.0 percent depreciation of soles in 2021. On the other hand, inflation excluding food and energy stood at 3.2 percent y/y (third quarter of 2021: 2.9 percent).

The monetary policy of the BCRP has responded to the increase in consumer inflation and price expectations by raising its reference rate from 0.25 percent to 3.5 percent as of February 2022, the highest since October 2017. Thus, the monetary authority seeks to return inflation expectations to their range goal (1.0 percent to 3.0 percent) in the fourth quarter of the year 2022. Inflation in January 2022 registered 5.68 percent and the 12-month inflation expectations are located at 3.7 percent in February 2022.

The annualized fiscal deficit for 2021 closed the fourth quarter of 2021 at (2.6) percent of GDP compared to (4.8) percent in the third quarter of 2021 and (8.9) percent in the fourth quarter of 2020. The notable reduction in the fiscal deficit is mainly explained by the increase in fiscal revenues in a context of a rebound in economic activity and favorable export prices.

In 2021, the Ministry of Economy and Finance issued global bonds in the international capital markets as follows: (i) March: US$4,000.0 million in bonds maturing in the 2031, 2041 and 2051, and €825 million maturing in the 2033; (ii) October: US$4,000.0 million in bonds maturing in 2034, 2051 and 2072; being the maturing bonds the 2034 and 2072 the first sustainable bonds issued by the Peruvian government; (iii) November: €1,000 million maturing in 2036.

Content
Bolivia

i)	Government measures to counteract negative effects of the pandemic –

2020

In 2020, the Bolivian government announced fiscal measures such as payments for the unemployed and families with children, coverage of basic services, loans to companies to cover the payment of wages, a microcredit support program, a bonus against hunger, the enactment of a tax on Large Fortunes Law and the Refund of the Value Added Tax (VAT). Meanwhile, the Central Bank injected liquidity to the local market by 1.2 percent of GDP. In relation to measures that affect the financial system:

-
A renewal of the deferral of the payment of bank loans and interest was approved, initially until December 2020, but extended until June 2021 (clients do not pay capital or interest since March 2020 when the pandemic began);

-	A new law established that banks and financial companies must pay an additional 25.0 percent tax on profits if the ROE (Return on Equity) exceeds 6.0 percent; and
-	In December 2020 the capitalization of 100.0 percent of the net profits obtained by banks and financial entities was approved, with the aim of strengthening the financial system and expanding credit.

2021

In May 2021 (i) in May the government decreed an increase in the national minimum wage by 2.0 percent, and (ii) in September approved a bill that allows a partial or total withdrawal of individual pension fund accounts, which according to the Ministry of Finance reached around 1,070.0 billion Bolivian pesos (0.4 percent of GDP).

ii)	Effects of the pandemic on the economy -

After falling 8.8 percent in 2020, GDP rebounded around 6.0 percent in 2021 thanks to the easing of restrictions put in place due to the pandemic and a favorable international environment with higher oil and metal prices, which allowed a recovery in sectors such as hydrocarbons and mining. For its part, the decline in international reserves slowed down due to a controlled demand for dollars and higher remittances from Bolivians abroad (until October 2021, about 30.0 percent higher compared to the same period in 2020). International reserves closed 2021 at US$4.8 billion (12.0 percent of GDP), which decreased by just over US$500.0 million compared to 2020. Meanwhile, fiscal imbalances persisted with a deficit of around 8.0 percent of GDP and a public debt close to 80.0 percent of GDP (a high in 17 years).

In 2022, Bolivia will continue to benefit from high oil and metal prices, although this will not prevent moderate GDP growth of around 2.3 percent. The fiscal deficit would be close to the 2021 figure and there will be external bond maturities of around US$1.5 billion; thus, Bolivia could issue bonds on the international market (last time in 2017). This public debt issuance would allow to partially raise the international reserves and sustain the fixed exchange rate scheme (6.91 Bolivian pesos per dollar since 2011).

Bolivia’s credit rating deteriorated:

-	September 2020: Fitch and Moody’s lowered the long-term foreign currency rating from B+ to B due to deteriorating growth prospects and weakening public finances amid acute political tensions.
-	March 2021: S&P affirmed the country’s B+ rating but changed its outlook to negative from stable on a rising governmental debt burden.

Content
-
September 2021: Moody’s affirmed the B2 rating but changed outlook to negative due to large and recurring fiscal deficits, a declining foreign exchange reserves and large government financing needs in the next years (above 10.0 percent of GDP).

-	October 2021: Fitch affirmed the B credit rating with outlook stable.

In 2022, Bolivia will continue to benefit from high oil and metal prices, even though this will not prevent moderate growth of around 2.3 percent. The fiscal deficit would close at a level very similar to that of 2021 and there will be external bond maturities of around US$1,500.0 million, before which Bolivia could issue bonds in the international market (last time in 2017). The issue would make it possible to partially increase international reserves and sustain the fixed exchange rate scheme (6.91 Bolivian pesos per US dollar since 2011).

Colombia

i)	Government measures to counteract negative effects of the pandemic –

2020

In 2020 the Colombian government implemented strong fiscal measures:

-	Households: additional transfers of social programs, value added tax (IVA, by acronym Spanish) refunds, support to informal workers, energy subsidies;
-	Firms: payroll support, extraordinary bonus payments;
-	VAT and import tax deductions; and
-	Credit lines for firms and capitalization of guarantee funds.
-
Central Bank injected about 1.4 percent of GDP to provide liquidity in the local market and cut the benchmark rate by 250 basis points to 1.75 percent, a new historical low. In relation to the financial system, grace periods and credit restructuring were given for natural and legal people

2021

In 2021, unspent resources from the emergency mitigation fund (FOME, by acronym Spanish) created last year were used to finance the extension of some transfer programs during the first half of 2021 as well as to fund the vaccination program.

ii)	Effects of the pandemic on the economy -

After its worst recession on record, with a GDP contraction of 6.8 percent in 2020, the economy achieved a remarkable rebound in 2021, with GDP growing around 10.0 percent, despite the national strike of March/April and a strong third wave of COVID-19 in the second quarter. The economic recovery beat all early expectations and was mainly driven by strong consumer spending, which benefited from favorable financial conditions, record-high remittances from abroad workers and a continuous reopening of the economy. Besides, the government maintained an expansionary spending stance which stimulated domestic demand and the economy benefited from higher oil prices. As a result, pre-pandemic levels were reached in June. However, the recovery of investment was much slower, given the reigning uncertainty caused by the political scenario and the wide presence of the pandemic.

In 2022, GDP is expected to grow around 4.0 percent as the impulse of private consumption persists as the economy reopens further, while investment and exports would catch up to favorable external conditions related mainly to international oil prices increasing to levels not seen since 2014. The main source of uncertainty will come from the presidential elections, which will take place on May 29, with a possible runoff on June 19.

Content
Regarding monetary policy and inflation, the Central Bank started its normalization process in September 2021 and raise its reference rate from 1.75 percent to 4.00 percent at the beginning of 2022. This, as inflation steadily accelerated since March 2021 and ended December 2021 at 5.6 percent, its highest level in 5 years.

On the fiscal front, on April 15, 2021, the government presented a fiscal reform to Parliament, thus maintaining a trend of tax changes every 2 - 3 years. The goal was to raise funds (2.0 percent of GDP) via mainly a VAT hike, and individual and businesses taxes. A higher tax collection sought to strengthen the main social programs and to achieve the required fiscal adjustment after the strong hit on public finances from the pandemic. However, the government withdrew the tax reform due to growing social protests. After that, the government structured another tax reform project, less ambitious than the previous one, which was approved by Congress in September 2021. The tax reform is expected to limit the risk of further fiscal slippage, at least in the short term, and intends to collect US$4.0 billion.

Lastly, the government issued global bonds in the international markets for US$3.0 billion in April (US$2.0 billion in 2032 and US$1.0 billion in 2042). It was the second issuance of 2021 after placing global bonds for US$2.8 billion in February.

Afterwards, on May 19, 2021, S&P removed the Investment Grade status of Colombia by cutting the sovereign rating from BBB- to BB+ (outlook stable), while Fitch followed suit with the same move on July 1, 2021. On October 14, 2021, the government raised US$1.0 billion in the international markets through the reopening of the year 2049 global bond.

Panama

i)	Government measures to counteract negative effects of the pandemic -

2020

In 2020, the government adopted fiscal and macroprudential measures such as spending on social and health programs aimed at supporting SMEs and implemented tax relief measures. The Superintendency of Banks of Panama (SBP) allowed banks to use accumulated dynamic provision to absorb the impact of credit losses, allowed banks to undertake voluntary loan restructurings with distressed borrowers, and requested banks not to charge interest on unpaid interest. On June 30, 2020, the National Assembly approved the temporary moratorium on servicing bank loans, which included voluntary loan restructuring, grace periods, and in some cases interest rate reduction. The moratorium lasted 6 months.

2021

During 2021, it was replaced with a banking flexibility scheme, agreed between the government, the SBP and the banking association. This consists of allowing clients and banks to make the necessary modifications to maintain a viable and sustainable credit relationship. The banking flexibility scheme was initially supposed to end on June 30, 2021 but it was extended till September 30, 2021. Additionally, at the beginning of the year, the government increased the amount of the direct transfer received by the beneficiaries of the Panama Solidarity Plan and on July 1st conditions such as completing several hours of community service or training were added to the plan that disburses US$120 per month. They also extended the tariff reduction on medical supplies.

ii)	Effects of the pandemic on the economy -

Panama was one of the Latin American countries hardest hit by the pandemic due to the importance of the services sector, which represents more than 75.0 percent of GDP, and its reliance on external demand. Its model as a regional trade, logistics and financial hub, highly integrated into the world economy, left it vulnerable to a severe global downturn. The prolonged social distancing measures also played an important role in making 2020 recession an unprecedented one, with a GDP contraction of 17.9 percent.

Content
Compared to other countries where Credicorp operates, Panama´s economic recovery was initially weaker given the lack of fiscal space to adopt an expansionary fiscal policy and the absence of a central bank that executes its own monetary policy as it is a dollarized economy. In that sense, although the economy rebounded 16.0 percent in the first 11 months of 2021 (latest information officially available), one of the highest growth rates in the region, GDP is still 2.5 percent below the same period of 2019 or pre pandemic levels. Growth in 2021 has been supported by the continued global economic recovery, big infrastructure projects and the first full year of copper production of Minera Cobre Panama.

In 2022, the Economic Commission for Latin America and the Caribbean (ECLAC) estimates that the economy will grow 7.3 percent, the highest rate in the region. Thus, according to the government, it is highly probable it will recover soon pre-pandemic levels as activities keep returning to normality, the population is increasingly vaccinated, and copper production and large infrastructure projects continue.

On the other hand, Panama´s credit rating deteriorated at the beginning of the year but has stabilized since:

-
In February 2021, Fitch downgraded its sovereign rating by one notch from BBB to BBB-, with negative outlook, to reflect a significant deterioration of public finances with the fiscal deficit and public debt reaching 10.1 percent and 69.8 percent of GDP in 2020. Almost one year later, at the beginning of 2022, it improved its outlook to stable.

-
On March 17, 2021, Moody’s also cut its credit rating to Baa2, with stable outlook, citing as a key driver the very material weakening in Panama’s fiscal strength driven by the severe economic shock from the pandemic.

-	In August 2021, Standard & Poor´s kept the rating stable in BBB but changed the outlook to negative.

Despite this situation, the government has managed to sell debt on international capital markets. Before the downgrades, in January 2021, the government raised US$2.5 billion worth of sovereign bonds and, in June 2021, they raised US$2.0 billion through the issuance of a new Treasury Bond maturing in 2031 and the reopening of the Global Bond maturing in 2050. On January 11, 2022, the country successfully completed a US$2.5 billion bond transaction consisting of the issuance of two new bonds with maturities of 11 - and 40 - years.

Chile

i)	Government measures to counteract negative effects of the pandemic –

2020

In 2020, the Chilean government announced three fiscal stimulus packages that represent 12.0 percent of GDP, with measures mainly focused on protecting jobs and income for low- and middle-income families, as well as SMEs. The Ministry of Finance also announced an expansion of the Fund of Guarantee for Small businesses (FOGAPE, by its acronym in Spanish) to temporarily include medium and large companies. The Central Bank of Chile (BCCh, by its initials in Spanish) reduced its interest rate in 125 bps accumulated to 0.5 percent and adopted unconventional measures such as the purchase of bank and government bonds, as well as the introduction of a new financing program for banks conditional to increased credit. Additionally, two withdrawals of 10.0 percent of the individual pension fund accounts were approved by parliament.

Content
2021

In March 2021, the government expanded existing measures for the middle class and the most vulnerable by 2.0 percent of GDP. These included direct payments and loans with zero interest. Additionally, in April, parliament approved a third withdrawal of 10.0 percent from the individual pension fund accounts and in November a fourth withdrawal was rejected. In June, an extension until September of the Emergency Family Income (IFE, by its acronym in Spanish) was made official. This benefit, which was intended to reach close to 7.0 million households, was again extended from August to December.

ii)	Effects of the pandemic on the economy -

The economy is expected to grow 12.0 percent in 2021, one of the fastest catch ups in the Latam region and among emerging countries, rebounding significantly from the 5.8 percent contraction of year 2020. The economic recovery has surprised to the upside thanks to an unprecedented fiscal support, favorable external conditions with copper prices, its main export product, reaching all-time highs in May 2021 and one of the most successful vaccination processes within the Latam region. As a result, estimates put the economy, at the end of the year, 8.0 percent above pre-pandemic levels.

Inflation accelerated during the last half of the year and closed at 7.2 percent, its highest rate in fourteen years and largely above the 2.0 to 4.0 percent target range of the (BCCh). In that sense, the central bank started the process of normalizing its monetary policy in July and, since then it has increased its rate by 500 pbs to 5.50 percent in January 2022. Prices were also driven by a large foreign exchange depreciation of almost 20.0 percent to US dollar each 850 Chilean pesos at the end of 2021.

On the political side, on May 15-16, a Constitutional Convention Election to select the members of the body in charge of writing the new Constitution took place with results showing the left-wing parties will predominate. The process was approved by the Chilean population in a historic event; the constitutional plebiscite of October 25, 2020.

In September 2022, its estimated that the exit plebiscite will be held to approve or reject the new constitution. Also, on December 19, 2021, the second round of the presidential elections was held. Gabriel Boric was elected as the new president of Chile with 55.9 percent of the votes; the conservative candidate, Jose Antonio Kast from the Republican Party obtained 44.1 percent. The election was considered one of the most polarized, uncertain and relevant in Chile of the last decades. The presidential mandate starts on March 11 and ends five years later, in 2026.

Besides, regarding Congress results, in the Upper House, the right-wing coalition “Chile Vamos” increased its participation from 44.0 percent to 50.0 percent, while in the Lower Chamber, the right leaning coalition reduced its participation from 46.0 percent to 44.0 percent. However, the left-wing coalition now is even more fragmented.

In this context, during the last two years, Chile´s sovereign credit rating has deteriorated. On October 15, 2020, Fitch downgraded Chile’s long-term foreign currency rating from A to A- in response primarily to a marked deterioration in fiscal accounts. On March 24, 2021, Standard and Poor’s followed suit cutting its rating to A from A+, due to the expectation that the country’s public finances will stabilize at a structurally weaker level.

c)	Political situation of Peru –

Political instability intensified after Pedro Castillo, from extreme left-wing party Peru Libre, won the presidential runoff election with 50.126 percent of the valid votes by thus defeating Keiko Fujimori, from right wing party Fuerza Popular, with 49.874 percent of the valid votes.

Content
Several financial indicators deteriorated as official announcements and appointments caused political uncertainty. In particular, the exchange rate reached an all-time high of S/4.1375 in October 2021. The exchange rate of the sol with respect to the US dollar depreciated 11.0 percent in 2021 (3.99) despite the active intervention of the central bank in the foreign exchange market through multiple instruments (spot sales in 2021 total $11.6 billion). Likewise, the exchange rate to the Sol with respect to the US dollar depreciated 21.0 percent compared to 2019 S/(3.3123). For their part, local currency sovereign bond yields exceeded even the pandemic peak levels recorded in 2020.

In September 2021, rating agency Moody’s downgraded Peru’s credit rating for long-term debt in foreign currency from A3 with a negative outlook to Baa1 with a stable outlook, noting. In October 2021, Fitch Ratings lowered Peru’s credit rating from BBB+ negative outlook to BBB stable outlook and indicates that Peruvian government debt is higher today (37.0 percent of GDP) than when the rating was upgraded to BBB+ in 2013 (19.0 percent of GDP). For its part, the rating agency Standard & Poor’s (S&P) changed Peru’s outlook from “stable” to “negative” due to political instability S&P maintained Peru’s rating at BBB+ and A- for local currency.

Political uncertainty has softened a bit lately, macroeconomic fundamentals remain strong and Peru continues to outperform its Latin American peers on several dimensions. The exchange rate of the sol with respect to the US dollar closed on February 14, 2022 at S/3.7959, appreciating 5.1 percent in 2022, and 8.3 percent from its historical peak in October 6, 2021 at S/4.1375. Net international reserves currently represent 35.0 percent of GDP in 2021, inflation stands at 6.4 percent, and the balance of public debt is around 36.0 percent of GDP (among the lowest in the region). In addition, our banking system maintains high liquidity (compared to historical levels) and adequate capital levels.

The consolidated financial statements reasonably reflect the best available information at the time of preparation, including the uncertainty and the impact on significant assumptions and estimations, that are disclosed in the main notes to consolidated financial statements. Those accounting estimates, in the opinion of Management, are reasonable in the circumstances.

The notes to the consolidated financial statements that show some impact due to COVID-19 are as follows: Note 5, Note 6, Note 7, Note 9, Note 12, Note 14, Note 16, Note 22, Note 23, Note 24, Note 26, Note 29 and Note 34.

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

The consolidated financial statements as of December 31, 2021 and 2020, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss; which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of Credicorp Ltd and subsidiaries, see paragraph (c) below, and values are rounded to thousands of soles, except when otherwise indicated.

Content
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

The Group has adopted the following standards and modifications for first time for its annual period that starts on January 1, 2021, as described below:

(i)	Reform of Reference Rates – Phase 2 – Amendments to IFRS 9, IAS39, IFRS 7, IFRS and IFRS 16 –

On August 202, IASB made amendments to IFRS 9, IAS39, IFRS 7, IFRS 4 and IFRS 16 to address aspects that may arise due to reference rate reform, including using an alternative as a substitute for the reference rate.

These amendments provide the following practical applications:

-
By changing the base to determine contractual cash flows for financial assets and liabilities (including liabilities for leasing), the practical application generates the effect that changes, which are necessary due to the IBOR reform and which are considered economically equivalent, will not result in immediate gains or losses in results.

-
The practical application with regard to coverage accounting will propitiate that the majority of coverage relations (whether from IAS39 or IFRS 9) that are directly affected by the IBOR reform can be maintained. Nevertheless, it is possible that some additional ineffectiveness may arise that must be recognized.

Affected entities must disclose information on the nature and scope of the risks derived from the IBOR reform to which they are exposed, including how these risks are managed; the degree of progress made in completing the transition to alternative reference rates; and how this transition is being managed.

The Group’s net exposure to LIBOR is not material given that it represents approximately 1.04 percent of our assets and 1.15 percent of our liabilities, as of December 31, 2021.

The adoption of the modification had no significant effects on the Group’s consolidated financial statements.

Content
(ii)	Amendments to IFRS 4, Insurance Contracts – Deferral of IFRS 9 –

These amendments defer the application of IFRS 17 until January 1, 2023 and modify the date of use of the temporary exemption from applying IFRS 9, Financial Instruments, contained in IFRS 4, until January 1, 2023.

The adoption of the modification had no significant effects on the Group’s consolidated financial statements.

(iii)	Amendment to IFRS 16 “Leases” - Covid-19 related to rentals –

On May 28, 2020, the Council of the International Accounting Standards Board (IASB) published an amendment to “Covid-19 related rent concessions (Amendment to IFRS 16)” that amends the rule to give lessees an exemption from determining if a COVID-19 related rental constitutes a modification to leasing.  The IASB also published an update of the proposed taxonomy to reflect this amendment.

When there is a change in leasing payments, the accounting treatment will depend on whether this change meets the definition of an amendment to leasing, which is defined as “a change in the scope of a lease or consideration of a leasing agreement that is not part of the original contract” as well as the terms and conditions of the lease (for example, adding or terminating the risk to use one or more underlying assets or extend or cut the term of the leasing contract)”.

The amendment modifies IFRS 16 in the following areas:

-	Providing lessees an exemption to assessing if a leasing concession related to COVID-19 constitutes a modification to leasing;
-	Require lessees that apply an exemption that considers COVID-19 concessions for leases as if they were not amendments to leases;
-	Determine if the change in leasing payments generates a revision in the payment for leasing that is substantially equal to or less than the payment for leasing immediately prior to the change;
-	Ensure that there are no substantial changes in other terms or conditions for leasing;
-	Require lessees that apply the exemption to disclose the same; and
-	Require lessees to apply the exemption retroactively according to IAS8 but do not require them to adjust the balances of financial statements from previous periods.

This amendment applies to leasing concession related to COVID019 that reduce leasing payments that expire on June 30, 2021 or before to apply leasing concessions granted as of June and with a duration of 12 months. In February 2021, the Council of the International Accounting Standards Board (IASB) made an amendment to “COVID019 related Leasing Concessions (Amendment to IFRS 16) for one more year until June 30, 2022.

The amendment went into effect on June 1, 2020 but to guarantee that this help is available when needed, lessees can apply the amendment immediately in any financial statement, whether provisional or annual and when said lessee is not yet authorized to disclose.

The adoption of the modification did not have significant effects on the consolidated financial statements of the Group.

In 2020, the accounting standards adopted by the Group haven’t had any significant effect on its consolidated financial statements.

Content
In 2019, the Group adopted the following changes regarding the valuation and recognition of mathematical income reserves:

-	Change of criteria in the discount rates used, and thus reflect the effect of market interest rates in the measurement of insurance liabilities.
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

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

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

Content
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

Content
As of December 31, 2021 and 2020, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
		2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	218,429,760	210,298,709	191,639,807	189,194,894	26,789,953	21,103,815	3,664,520	274,816
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.86	98.81	16,486,493	16,020,865	14,188,938	13,036,221	2,297,555	2,984,644	(130,491)	194,639
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	11,688,283	8,593,553	9,508,250	6,876,666	2,180,033	1,716,887	188,060	507,303
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	4,692,121	4,535,200	3,701,411	3,600,354	990,710	934,846	81,992	(65,575)
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	105,733	259,373	104,703	257,996	1,030	1,377	(254)	484

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

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
		2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.71	199,307,837	195,702,525	178,545,004	177,367,887	20,762,833	18,334,638	3,662,192	244,303
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	13,839,856	12,533,378	12,952,609	11,802,383	887,247	730,995	80,752	(65,653)
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	839,772	1,107,706	265,185	407,536	574,587	700,170	146,057	148,141
Tenpo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	158,328	95,693	43,140	22,453	115,188	73,240	(34,362)	(19,912)

a)
BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Peru, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2021, the assets, liabilities, equity and net result of Mibanco amount to approximately S/16,162.6 million, S/13,799.6 million, S/2,363.0 million and S/(266.3) million, respectively (S/15,649.5 million, S/13,539.5 million, S/2,110.0 million, and S/(379.3) million, respectively December 31, 2020).

Content
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

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2021, the assets, liabilities, equity and net result of BCB were approximately S/13,799.8 million, S/12,964.8 million, S/835.0 million and S/(72.3) million, respectively (S/12,472.4 million, S/ 11,781.4 million, S/691.0 million and S/(74.3) million, respectively as of December 31, 2020).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)
Tenpo SpA (hereinafter “Tenpo”, before “Krealo SpA”) was established in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”)

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

(iii)
Its most important subsidiary is ASB Bank Corp. (merged with Atlantic Security Bank on August 2021, see Note 2(a)), was established in September 9, 2020 in the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

The decrease in results for 2021 with respect to 2020, is due to the fact that in March 2020 Credicorp paid dividends for S/441.3 million (this transaction is eliminated at the level of Credicorp’s consolidated financial statements) and during the 2021 Credicorp paid dividends for S/72.9 million.

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

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	3,288,924	3,229,783	2,608,445	2,606,724	680,479	623,059	51,723	(60,398)
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	1,121,622	915,013	933,173	744,027	188,449	170,986	(6,108)	(16,979)
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	259,348	358,241	135,937	228,555	123,411	129,686	31,046	37,804

a)
Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in 2012 and merged with Ultraserfinco S.A. In June 2020, this subsidiary is oriented to the activities of commission agents and securities brokers. Likewise, Mibanco Colombia (before Banco Compartir S.A.) was acquired in 2019 and merged with Edyficar S.A.S. in October 2020, this subsidiary is oriented to grant credits to the micro and small business sector. As of December 31, 2021 and 2020, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Content
Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	%	%	%	%	%	%	%	%	%	%
Credicorp Capital Colombia S.A.	100.00	100.00	1,544,956	1,630,701	1,378,697	1,438,236	166,259	192,465	37,147	45,454
MiBanco – Banco de la Microempresa de Colombia S.A.	85.58	83.07	1,392,887	1,207,875	1,158,575	992,611	234,312	215,264	43,042	(50,742)

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

(v)
CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 17(a)(ix). These loans are collateralized by transactions performed by BCP.

Content
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

Content
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

Content
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

As of December 31, 2021 and 2020 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

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

Content
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

Content
The Group also uses discount rates in measuring annuities, in order to reflect the market value in the measurement of insurance liabilities, as of December 31, 2021 and 2020, the Group uses the market rate for harvests of the portfolio of its financial assets for pension flows shifted by currency (market rates).

As of December 31, 2021 and 2020, the adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income (due to the effects of the variations in the mortality tables) and in the consolidated statement of comprehensive income (due to the effect of the market rate), both effects are included in the consolidated statement of comprehensive income as of December 31, 2021. The liability is derecognized when the contract expires, is discharged or is cancelled.

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

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims buy not reported (IBNR) to the Group. As of December 31, 2019, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Due to the COVID-19 pandemic, as of December 31, 2021 and 2020, IBNR reserves were calculated in two parts:

a) IBNR reserve for regular claims and
b) IBNR reserve for expected excess mortality (deaths above the average number of cases in the pre-pandemic months).

For part a) the reserves were determined based on the Chain Ladder methodology, maintaining the expected loss ratio of the periods prior to the pandemic and for part b) the IBNR reserves were determined based on the estimate of deaths in addition to the average (excess mortality) of each portfolio and subtracting additional claims to the average already reported to the Group. The excess mortality of each portfolio is calculated taking into account the excess mortality experienced in the country by geographic location and age ranges and the representation of the portfolio of policyholders in those same segments. It should be noted that, due to periods of social confinement and stoppage of certain activities, the claim report during 2021 and 2020 has shown greater delays than in previous years, which translates into an increase in IBNR and an increase in claims, likewise, it is reflected in the increase in the reserve for pending claims. In general, claim reserves have been estimated with prudential criteria due to the uncertainty in the loss ratio caused by the pandemic.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. As of December 31, 2021 and 2020, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

Content
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

During 2021 and 2020, the Group incorporated in the estimate of the reserve for incurred and unreported claims (IBNR) of the general insurance businesses, adjustments in the expected frequency of claims during the months of confinement, stoppage of transport and activities in the country, as well as the decrease in the insured portfolio that was later recovering its usual level.

In the case of Medical Assistance (“AMED” in Spanish), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID claims, which had a different frequency and cost than regular claims. For the months prior to the pandemic, the estimate of expected claims was maintained considering that during 2021 and 2020 the reporting of claims had a significant delay compared to previous years as a result of the confinement decreed in the country.

For the months of pandemic, from March 2020 onwards, the regular IBNR incorporated in the estimate the decrease in the frequency of outpatient consultations (only hospitalizations and emergencies were attended) while the IBNR COVID included the claims estimated by the pandemic with the costs expected treatment, hospitalizations and intensive care admissions. During 2022, the development and reporting of regular claims and COVID will continue to be monitored, given that activities and mobilization in the country are not yet at the usual levels.

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

At each reporting date, the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2021 and 2020, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Content
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

Content
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

As of December 31, 2021 and 2020, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

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

Content
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

Content
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

Content
Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in the item “Net gains on securities” of the consolidated statement of income. The profit from dividends is recorded in the item “Interest and similar income” of the consolidated statement of income when the right to payment has been recognized.

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

As of December 31, 2021 and 2020, the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

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

(iv)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will always take place as long as the business model that manages financial assets is changed. We expect this change will be less than frequent. These changes are determined by the Group Management as a result of external or internal changes, which must be necessary for the Group’s operations and demonstrable against third parties. Therefore, a change in the Group’s business model will take place only when it starts or stops carrying out an activity that is significant for its operations. The financial liabilities are never reclassified.

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

Content
As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Investments at fair value through other comprehensive income pledged as collateral” or “Amortized cost investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. When the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method. Likewise, when the counterparty receives a loan portfolio, the Group maintains these loans in “Loan portfolio, net” in the statement of financial position, whose control is kept in off-balance sheet accounts.

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

Content
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

As of December 31, 2021 and 2020, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

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

Content
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

The fundamental difference between the credit loss considered as Stage 1 and Stage 2 is the PD horizon. The estimates of Stage 1 use a 12-month horizon, while those situated in Stage 2 use an expected loss calculated with the remaining term of the asset and consider the effect of the significant increase in credit risk. Finally, Stage 3 will estimate the expected loss based on the best estimate (“ELBE”), according to the situation of the collection process of each asset.

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

Additionally, all the accounts that are classified as default on the reporting date are considered as stage 3. The significant risk increase evaluations from their initial recognition and of credit impairment are carried out independently on each reporting date. The assets can move in both directions, from one stage to another. See more detail in Note 34.1(c).

Content
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

Content
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

Content
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

As of December 31, 2021 and 2020, the Group maintains mainly lease premises, used as offices and agencies, and servers and technological platforms, which were registered in accordance with the provisions of IFRS 16 “Leases”. This standard considers that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

Initial Recognition -

The lease contracts are recorded in the consolidated statement of financial position as a right-of-use asset and a lease liability in the date the leased asset is available for use.

Content
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

The liability will be recorded at its amortized cost, that is, it will be increased to reflect the accrued interest, recognized in the heading “Interest, returns and similar expenses” of the consolidated statement of income, and the fees paid will be subtracted.

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

Content
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

Content
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

m)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expenses and are included within “Administrative expenses” in the consolidated statement of income.

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

If a business combination achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized in profit or loss. Likewise, in accordance with IFRS 3, from the date of acquisition of a company that isn’t under common control, the acquirer has a subsequent 12-month period to be able to adjust the initial recognition of goodwill. During 2021 the Group hasn’t carried out business combinations of acquired entities except for those detailed in Note 2(a).

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

Content
The consolidated financial statements of the Group have been presented considering the aforementioned. See Note 2(a).

n)	Intangible assets -

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

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years
Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22
Client relationship - Edyficar Perú	10
Client relationship – Mibanco	7
Client relationship - Ultraserfinco	9.2
Brand - Mibanco	25
Brand - Culqi	5
Fund manager contract - Credicorp Capital Colombia	20 and 28
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11 and 24
Fund manager contract - Ultraserfinco	23
Core deposits - Mibanco	6
Others	Between 3 and 7.5

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

o)	Goodwill -

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

Content
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

p)	Impairment of non-financial assets -

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

q)	Due from customers on banker’s acceptances -

Due from customers on banker’s acceptances corresponds to accounts payable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

r)	Financial guarantees -

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

Content
Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Commissions and fees” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

s)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle said obligation and a reliable estimate of the amount can be made.

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

t)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the Notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

u)	Income tax -

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

Content
Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

v)	Earnings per share -

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

w)	Share-based payment transactions -

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

x)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its costumers needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

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

Content
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

Content
If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

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

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value through profit or loss”, See Note 3(f)(iii) for the periods 2021 and 2020, and Note 8.

y)	Fair value measurement -

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

Content
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

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 34.7(b).

z)	Segment reporting -

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

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.11.

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

Content
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

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2021:

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

Content
Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2023.

Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

The Group is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(ii)	Amendment of IAS16 - Property, Plant and Equipment: Product prior to use -

In May 2020, the Board of International Accounting Standards issued the Property, Plant and Equipment rule: Product prior to foreseen use, which prohibits companies from deducting from the cost of an article of Property, Plant and Equipment any product of the sale of articles produced while said asset is transported to the location and the conditions are adequate for it to operate in the manner foreseen by the administration. Instead, an entity must recognize the product of the sale of said articles and the costs of production of the same in the profit and loss statement.

These amendments go into effect on January 1, 2022 and must be applied retrospectively to articles of property, plant and equipment that are made available for use on or after the beginning with the first period that the entity applied the amendment for the first time.

The Group is currently assessing the impact of this may have on the consolidated financial statements.

(iii)	Amendments to IFRS 3 - Reference to the conceptual Framework -

Minor amendments were made to IFRS 3 Business combinations to update references to the Conceptual Framework for Financial Information and add an exception to recognize liabilities and contingent liabilities within the scope of IAS37 Provisions, Contingent Liabilities and the Interpretation IFRIC 21 Levies.

The amendments also confirm that contingent assessment should not be recognized on the date of acquisition.

The amendment will be in effect for annual periods reported on or after January 1, 2022.

The Group is currently assessing the impact that this amendment may have on the consolidated financial statements.

(iv)	Onerous Contracts - Cost of complying with a contract – Amendments to IAS37 -

In May 2020, the Board of International Standards for Accounting issued amendments to IAS 37 to specify which cost an entity must include when assessing if a contract is onerous or generates losses.

The amendment to IAS37 clarifies that the direct costs of complying with a contract include both the incremental costs of complying with the contract and the assignment of other costs directly required to comply with the contracts. Prior to recognizing a separate provision for the onerous contract, the entity will recognize any loss for impairment that occurred relative to the assets used to comply with the contract.

The Amendment is effective for the annual periods reported begin inning on or after January 1, 2022.

Content
The Company will apply this amendment to contracts that have yet to comply with all their obligations by the beginning of the annual period reported, which will constitute the first time that said amendments are applied.

The Group is currently assessing the impact that this amendment may have on its consolidated financial statements.

(v)	Annual improvements to the IFRS Cycle 2018 - 2020 -

As part of its annual improvements 2018-2020 to the standard process of IFRS, in May 2020, the Board for International Accounting Standards issued the following amendments:

-	IFRS Financial Instruments – clarifies that commissions must be included in the test of 10.0 percent for derecognition of financial liabilities.

-
IFRS 16 Leasing – amendment to the illustrative example 13 to eliminate the example of lessor payment related to improvements in the object of leasing to eliminate any confusion regarding the treatment of leasing incentives.

-
IFRS 1 First-time adoption of international standards of financial information –permits entities that have measured their assets and liabilities at the value of registered books in their headquarters’ books to also measure any difference of accumulated conversion by using the amounts reported by headquarters. This amendment will also apply to associates and joint ventures that have taken the same expectation to IFRS 1.

-
IAS41 Agriculture – elimination of the requirement that entities exclude cash flows of taxes when it measures the reasonable value according to IAS41. This amendment’s objective is to align with the standard’s requirement to discount cash flows on an after-tax basis.

The amendments will be effective for reported annual periods beginning on or after January 1, 2022 with permissible anticipated adoption.

The Company will apply amendments related to financial liabilities. Leasing, which will be applied at or after the beginning of the annual reported period in which the entity first applied amendments.

The Group is currently assessing the impact that this amendment can have on consolidated financial statements.

(vi)	Amendment to IAS1: Classification of Liabilities as Current or Not Current -

The amendments to IAS1 Presentation of Financial Statements clarifies that liabilities that classify as current or non-current, depending on the rights that exist at the end of the period reported. The classification is not affected by the entity’s expectations or events subsequent to the date of presentation (for example, the reception of a dispensation or breach of agreement).

The amendments also clarify what IAS1 means when it refers to “liquidating” a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered managements’ intentions to determine the classification and some liabilities may become equity.

Amendments must be applied retroactively in accordance with the normal requirement of IAS8 Accounting Policies, Changes in Accounting Estimates and Errors.

Content
In May 2020, IASB issued a Proposed Standard to postpone the date that amendments go into effect until January 2023.

Amendments are effective for annual reported periods on or after January 1, 2023 and must be applied retrospectively.

The Group is currently assessing the impact that this amendment may have on the consolidated financial statements.

(vii)	Disclosure of accounting policies – Amendments to IAS 1 and the Practice Statement 2 –

Originally, the IAS stipulated that “significant” accounting policies must be divulged. With this amendment, there is a specification that disclosure must be for “material” accounting policies. This amendment incorporates the definition of what is considered “information on material accounting policies” and explains how to identify this type of information. Additionally, the amendment clarifies that it is not necessary to divulge information on immaterial accounting policies and if the same is divulged, it should not create confusion about what truly constitutes important accounting information.  Consistently, Practice Statement 2 was also amended to express judgements on materiality to provide a guide to apply the concept of materiality in accounting policy disclosures.

These amendments will go into effect for the annual period reported beginning on or before January 1, 2023 and anticipated adoption is permitted.

The Group is currently assessing the impact that this amendment will have on its consolidated financial statements.

(viii)	Amendments to IAS 8 – Definition of accounting estimates -

This amendment clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The distinction is important when defining accounting treatment given that changes in accounting estimates recognize future transactions and events prospectively while changes in accounting policies generally apply to past transactions and events retroactively, as is the case with the current period.

Amendments will be in effect for the annual periods reported beginning on or after January 1, 2023 and anticipated adoption is permitted.

The Group is currently assessing the impact that this amendment will have on its consolidated financial statements.

(ix)	Amendments to IAS 12, Deferred tax related to assets and liabilities that arise from a single transaction -

These amendments indicate that deferred taxes that arise from a single transaction should be recognized if, in their initial recognition, temporary taxable differences and deductibles for the same value arise.  This will generally apply to transactions such as leasing (for lessees) and obligation to dismantle or remediate in those situations that will require recognition of deferred tax assets and liabilities. These amendments must apply to transactions that occur on or after the beginning of the comparative period presented. Additionally, it is necessary to recognize deferred tax assets (to the extent that it is probable that they will be utilized) and deferred tax liabilities at the beginning of the first comparative period for all deductible or taxable temporary differences associated with:

-	Assets for rights of use and leasing liabilities, and
-	Liabilities for dismantling, restoration and similar and the corresponding contributions are recognized as part of the cost of related assets.

Content
The accumulated effect of these adjustments is recognized in accumulated results or through another component of equity as applicable.

Previously, IAS 12 stipulated no particular accounting treatment for the tax effects of leasing that are recognized in the balance and for similar transactions; as such, different approaches are considered acceptable. The entities that are already recognizing deferred taxes on these transactions will not see impacts on their financial statements.

Amendments will be in effect for the annual reported periods beginning or after January 1, 2023 and anticipated adoption is permitted.

The Group is currently assessing the impact that this amendment may have on their consolidated financial statements.

(x)	Amendment to IFRS 10 and IAS 28 – Sale or distribution of assets between an investor and its associated business or joint venture –

IASB has amendments that are limited in scope to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associated businesses and joint ventures.”

The amendments clarify the accounting treatment of sales or contributions of assets between an investor and its associated businesses or joint ventures. It also confirms that the accounting treatment will depend on whether the non-monetary assets sold or contributed to an associated business or joint venture constitute a “business” (according to the definition in IFRS 3 “Business Combinations”). When non-monetary assets constitute a business, the investor will recognize the gain or total loss stemming from the sale or contribution of assets. If assets do not comply with the definition of business, the gain or loss is recognized by the investor solely in proportion to the investment of other investors in the associated business or joint venture. These amendments will apply prospectively.

In December 2015, IASB decided to postpone the date of application of this amendment until research on the equity method is concluded.

Amendments will be in effect for annual reported periods on or after January 1, 2023 and must be applied retrospectively to articles relative to property, plant and equipment that are made available for use on or after the beginning of the first period in which the entity applies the business” (amendment applied for the first time).

The Group believes that these changes will not be applied.

Likewise, there are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on expected future transactions.

Content
4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2021	2020
	S/(000)	S/(000)

Cash and clearing (b)	4,973,007	5,233,643
Deposits with Central Reserve Bank of Peru (BCRP) (b)	25,359,565	26,003,415
Deposits with Central Bank of Bolivia and Colombia (b)	913,377	1,085,785
Deposits with foreign banks (c)	6,727,014	3,350,106
Deposits with local banks (c)	1,316,292	1,027,081
Interbank funds	2,943	32,222
Accrued interest	1,347	1,515
Total cash and cash equivalents	39,293,545	36,733,767
Restricted funds	27,195	19,227
Total cash	39,320,740	36,752,994

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

b)	Cash, clearing and deposits with Central Banks and Bank of the Republic -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must keep to be able to honor their obligations with the public. The composition of these funds is as follows:

	2021	2020
	S/(000)	S/(000)
Legal cash requirements
Deposits with Central Reserve Bank of Perú (i)	19,383,577	16,903,941
Deposits with Central Bank of Bolivia	905,309	1,079,878
Deposits with Republic Bank of Colombia	8,068	5,907
Cash in vaults of Bank	4,275,997	4,529,683
Total legal cash requirements	24,572,951	22,519,409

Additional funds
Overnight deposits with Central Reserve Bank of Perú (ii)	4,536,379	2,972,744
Term deposits with Central Reserve Bank of Perú (iii)	1,260,000	5,988,900
Cash in vaults of Bank and others	697,010	703,960
Other Deposits BCRP	179,609	137,830
Total additional funds	6,672,998	9,803,434
Total	31,245,949	32,322,843

(i)
At December 31, 2021 cash and deposits that generate interest subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 4.77 percent and 33.17 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (4.00 percent and 34.51 percent, respectively, at December 31, 2020).

Content
In Management’s opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)
As of December 31, 2021, the Group maintains four “overnight” deposits with the BCRP, of which are two denominated in soles in amount of S/690.0 million and two in US dollar in amount of US$964.7 million, equivalent to S/3,846.4 million. At said date, the deposit in soles and deposits in US dollar accrue interest at annual rates of 1.85 percent and 0.05 percent, respectively, and have maturities at 3 days.

As of December 31, 2020, the Group maintains four “overnight” deposits with the BCRP, which are two denominated in soles in amount of S/559.7 million and two in US dollar in amount of US$666.4 million, equivalent to S/2,413.0 million. At said date, deposits in soles and deposits in US dollar accrue interest at annual rates of 0.15 percent and 0.13, respectively, and have maturities at 4 days.

(iii)
In order to manage liquidity and in view of the BCRP’s offer of profitable rates for short-term deposits. The Group maintains four term deposits, which are denominated in soles, accrue interest at an annual rate of 2.48 percent and 2.49 percent and have maturities between January 3 and 4, 2022. As of December 31, 2020, the group held sixteen time deposits denominated in soles, accruing interest at an annual rate of 0.25 percent and maturing between January 4 and January 7, 2021. The decrease in time deposits at the BCRP is mainly due to lower liquidity surpluses due to a lower level of customer deposits.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and US dollar; these are cash in hand and earn interest at market rates. At December 31, 2021 and 2020 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

Content
5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2021	2020
	S/(000)	S/(000)

Cash collateral on repurchase agreements and security lendings (i)	1,080,616	1,601,200
Reverse repurchase agreement and security borrowings	654,783	626,925
Receivables for short sales	31,549	166,177
Total	1,766,948	2,394,302

(i)	At December 31, 2021, the balance mainly comprises cash collateral in Bolivian pesos and US dollar equivalent to S/736.2 million, delivered to Banco de Central de Bolivia and US$82.4 million, equivalent to S/328.4 million, delivered to BCRP to secure a borrowing in soles of approximately S/285 million from the same entity (cash collateral for approximately US$305.1 million, equivalent to S/1,104.7 million, to secure a borrowing in soles of approximately S/1,055 million and cash collateral delivered to Banco de Central de Bolivia in Bolivian pesos and US dollar equivalent to S/486.3 million, at December 31, 2020).

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

Content
(ii)
Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2021						2020
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Instruments issued by the Colombian Government	Colombian pesos	5.89	–	321,196	–	321,196	361,337	5.37	–	259,093	–	259,093	258,442
Instruments issued by the Chilean Government	Chilean pesos	–	–	–	–	–	–	(0.53)	–	25,775	–	25,775	24,427
Other instruments		2.83	31,736	256,874	44,977	333,587	292,414	1.40	23,423	231,226	87,408	342,057	341,085
			31,736	578,070	44,977	654,783	653,751		23,423	516,094	87,408	626,925	623,954

b)
Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2021						2020
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debt instruments(c)			–	204,916	20,986,894	21,191,810	21,362,884		-	383,020	26,781,748	27,164,768	28,960,995
Instruments issued by the Colombian Government	Colombian pesos	5.36	–	676,361	–	676,361	676,300	4.62	–	700,719	–	700,719	700,637
Instruments issued by the Chilean Government	Chilean pesos	0.31	–	74,218	–	74,218	74,216	0.09	17,865	–	–	17,865	17,865
Other instruments		2.91	–	71,477	–	71,477	71,431	1.19	31,245	9,020	–	40,265	40,276
			–	1,026,972	20,986,894	22,013,866	22,184,831		49,110	1,092,759	26,781,748	27,923,617	29,719,773

Content
c)
At December 31, 2021, and 2020, the Group has repurchase agreements secured with: (i) cash, see note 5(a), (ii) investments, see note 6(b), and (iii) loans, see note 7(a). This item consists of the following:

		2021			2020
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP - Reactiva Perú (*)	Soles	May 2023 / December 2025	15,729,959	Loans guaranteed by National Government	May 2023 / December 2023	20,916,438	Loans guaranteed by National Government
BCRP	Soles	January 2022 / September 2025	2,938,683	Investments	March 2021 / July 2024	2,903,266	Investments
Banco Central de Bolivia	Bolivianos	February 2022 / December 2022	736,155	Cash	February 2021 / December 2022	486,331	Cash
BCRP - Reactiva Perú Especial (*)	Soles	June 2023 / December 2025	672,289	Loans guaranteed by National Government	June 2023 / December 2023	756,387	Loans guaranteed by National Government
BCRP, nota 5(a)(i)	Soles	March 2022 / March 2023	285,000	Cash with BCRP	February 2021 / March 2023	1,055,000	Cash with BCRP
Natixis S.A.	Soles	August 2028	270,000	Investments	August 2028	270,000	Investments
Banco de la República de Colombia	Colombian pesos	January 2022	203,026	Investments	January 2021	319,481	Investments
Citigroup Global Markets Limited (i)	US dollar	August 2026	179,415	Investments	August 2026	162,945	Investments
Natixis S.A. (ii)	US dollar	August 2026	99,675	Investments	August 2026	90,525	Investments
Other minors		January 2022	1,848	Investments	January 2021 / April 2033	91,160	Investments
Accrued interest			75,760			113,235
			21,191,810			27,164,768

(*)   It corresponds to Agreement Transactions where BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government (Reactiva Especial). The BCRP will charge a fixed interest annual rate in soles of 0.5 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 2021, the total credits granted through the Reactiva Perú program is S/10,864.6 million (S/24,286.5 million, at December 31, 2020), see Note 7(a). See more details of the Reactiva Perú program in Note 2(b).

As of December 31, 2021 and 2020, said operations accrue interest at fixed and variable rates between 0.5 percent and 6.73 percent and between Libor 6M + 1.68 percent and Libor 6M + 1.90 percent.

Certain repurchase agreements were hedged using cross-currency swaps (CCS), as detailed below:

(i)
As of December 31, 2021 the Group maintains cross currency swaps (CCS) which were designated as a cash flow hedge of certain repurchase agreements in US dollar at variable rate for a notional amount of US$ 45.0 million, equivalent to S/ 179.4 million (approximately US$ 45.0 million, equivalent to S/162.9 million, at December 31, 2020). By means of these CCS, said repurchase agreements were economically converted to soles, see note 13(c).

(ii)
As of December 31, 2021, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in US dollar at variable rate for a total notional amount of US$25.0 million, equivalent to S/99.7 million (approximately US$25.0 million, equivalent to S/90.5 million, at December 31, 2020). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see note 13(c).

Content
6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2021	2020
	S/(000)	S/(000)

Mutual funds (i)	1,574,233	979,296
Government treasury bonds (ii)	1,185,541	1,584,913
Certificates of deposit BCRP (iii)	1,111,142	1,872,875
Investment funds (iv)	531,847	362,493
Restricted mutual funds (v)	365,954	436,881
Participation in RAL Funds (vi)	323,139	278,819
Hedge funds	176,816	126,938
Corporate bonds	172,857	328,315
Subordinated bonds	110,484	103,162
ETF (Exchange - Traded Fund)	105,305	32,085
Shares (vii)	90,728	289,349
Multilateral organization bonds	33,082	14,765
Central Bank of Chile bonds	32,761	15,306
RPI International Holding, LP (viii)	–	5,641
Others (ix)	105,310	23,259
Balance before accrued interest	5,919,199	6,454,097
Accrued interest	9,298	13,374
Total	5,928,497	6,467,471

(i)
As of December 31, 2021, the balance corresponds to mutual funds from Luxembourg, Bolivia, Ireland and other countries, which represent 70.5 percent, 21.5 percent, 3.8 percent and 4.2 percent of the total, respectively, (from Peru, Luxembourg, Bolivia and other countries, which represent 30.9 percent, 29.5 percent, 28.8 percent and 10.8 percent of the total, respectively, as of December 31, 2020). The increase in the balance corresponds mainly to (i) the purchase of participations in the fund “BNP Paribas Insticash US$1D Short Term VNAV Classic Cap”, whose balance as of December, 31 2021 was S/279.3 million, and (ii) the purchase of new participations mainly in funds managed by Credicorp Capital Asset Management S.A. Administradora General de Fondos, whose balance as of December 31, 2021 was S/280.9 million.

(ii)	As of December 31, 2021 and 2020 the balance of these instruments includes the following government treasury bonds:

	2021	2020
	S/(000)	S/(000)

Colombian Treasury bonds	898,733	1,120,991
Peruvian Treasury bonds	211,571	349,219
U.S. treasury and federal agency bonds	7,948	–
Chile Treasury bonds	66,643	21,072
Brasil Treasury bonds	646	53,857
Panama Treasury bonds	–	20,644
Mexico Treasury bonds	–	19,130
Total	1,185,541	1,584,913

(iii)
As of December 31, 2021, the balance corresponds to 2,789 certificates of deposit for US$278.7 million, equivalent to S/1,111.1 million, whose interest rates are from 0.67 percent to 0.70 percent, and with maturity from October to November 2021 (5,174 certificates of deposit for US$517.23 million, equivalent to S/1,872.9 million, accruing interest at an effective annual rate from 0.25 percent to 0.28 percent, and with maturity from January to March 2021, as of December 31, 2020). The variation corresponds to the maturity of the instruments.

Content
(iv)
As of December 31, 2021, the balance corresponds mainly to investment funds in Peru and the United States that represent 40.6 percent and 55.6 percent, respectively, among other countries (Peru and the United States that represented 40.0 percent and 25.6 percent, respectively, as of December 31, 2020). The increase in the balance corresponds to the increase in the investment funds Tishman Speyer Properties LP in S/39.3 million, Compass Group SAFI in S/38.4 million, Carlyle Peru Fund L.P. in S/31.5 million, and BD Capital SAFI S.A.C in S/22.2 million, among others.

(v)
The restricted mutual funds comprise the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(vi)
As of December 31, 2021, these funds amount approximately to Bs 346.1 million, equivalent to S/202.3 million, and US$30.3 million, equivalent to S/120.8 million (Bs 325.1 million, equivalent to S/173.2 million, and US$29.2 million, equivalent to S/105.6 million as December 31, 2020) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vii)
The decrease of the balance corresponds mainly to the sale of Royalty Pharma plc’s ordinary shares. As of December 31, 2021, all of these shares were sold (757,692 shares for US$37.9 million, equivalent to S/137.2 million, as of December 31, 2020).

(viii)	During the first trimester of 2021, all participations were liquidated.

As of December 31, 2020, the balance corresponds to participations in RPI International Holding, LP, who invests in a series of subordinate funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. Participations in RPI International Holdings, LP, are not liquid and require authorization for negotiation.

(ix)	The increase mainly comprises the acquisition of finance lease bonds for S/94.4 million.

Content
b)	Investments at fair value through other comprehensive income consist of the following:

	2021				2020
		Unrealized gross amount				Unrealized gross amount
	Cost	Profits	Losses	Estimated fair value	Cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debts instruments:

Corporate bonds (i)	14,456,083	594,025	(334,687)	14,715,421	12,177,023	1,132,719	(52,953)	13,256,789
Government treasury bonds (ii)	9,600,115	206,701	(568,417)	9,238,399	11,051,662	1,158,845	(5,458)	12,205,049
Certificates of deposit BCRP (iii)	8,347,101	7	(9,676)	8,337,432	15,343,851	20,431	–	15,364,282
Securitization instruments (iv)	768,012	20,202	(66,825)	721,389	703,920	63,131	(21,471)	745,580
Negotiable certificates of deposit (v)	615,514	10,505	(1,508)	624,511	873,218	14,093	(1,420)	885,891
Subordinated bonds	217,222	6,281	(4,224)	219,279	191,966	19,933	(317)	211,582
Others	125,877	4,699	(4,324)	126,252	147,327	14,802	(44)	162,085
	34,129,924	842,420	(989,661)	33,982,683	40,488,967	2,423,954	(81,663)	42,831,258
Equity instruments designated at the initial recognition

Shares issued by:
Inversiones Centenario	112,647	72,124	–	184,771	112,647	168,132	–	280,779
Alicorp S.A.A.	12,197	125,356	–	137,553	12,198	153,935	–	166,133
Bolsa de Valores de Lima	19,423	6,730	–	26,153	19,423	3,942	–	23,365
Bolsa de Comercio de Santiago	3,648	4,108	–	7,756	15,306	–	(3,995)	11,311
Compañía Universal Textil S.A.	9,597	–	(3,233)	6,364	9,597	–	(3,163)	6,434
Pagos Digitales Peruanos S.A.	5,197	–	(5,197)	–	5,197	–	(5,197)	-
Bolsa de Valores de Colombia	4,402	–	(188)	4,214	5,380	118	–	5,498
Corporación Andina de Fomento	194	1,357	–	1,551	–	–	–	-
Others	7,831	2,376	(742)	9,465	7,640	1,786	(396)	9,030
	175,136	212,051	(9,360)	377,827	187,388	327,913	(12,751)	502,550

Balance before accrued interest	34,305,060	1,054,471	(999,021)	34,360,510	40,676,355	2,751,867	(94,414)	43,333,808
Accrued interest				397,933				410,081
Total				34,758,443				43,743,889

The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income as of December 31, 2021 and 2020 are of a temporary nature, considering factors such as intended strategy in relation with the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2021, as a result of assessment of the impairment of its investments at fair value through other comprehensive income, the Group recorded a credit loss provision of S/6.8 million (provision of credit loss of S/52.3 million during 2020), which is shown in “Net gain on securities”, see note 24, in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of the “Reserve for investments at fair value through other comprehensive income” net of deferred income tax and non-controlling interest, is shown in Note 18(c).

It is worth mentioning the largest unrealized loss compared to the balance in 2020 is due to the political uncertainty of the country and to the downgrade of credit ratings of some bonds. See Note 2(c).

Content
The maturities and annual market rates of investments at fair value through other comprehensive income during 2021 and 2020, are as follows:

	Maturities		Annual effective interest rate
	2021	2020	2021						2020
			S/		US$		Other		S/		US$		Other
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate bonds (*)	Jan-2022 / Nov-2095	Jan-2021 / Jul-2070	1.64	19.28	–	67.59	1.35	7.86	(0.31)	16.21	0.01	10.51	0.78	6.25
Government treasury bonds	Jan-2022 / Feb-2055	Jan-2021 / Feb-2055	1.79	6.91	–	4.61	4.00	5.16	(1.20)	5.08	0.03	4.61	0.07	0.41
Certificates of deposit BCRP	Jan-2022 / Mar-2023	Jan-2021 / Mar-2023	2.52	3.40	–	–	–	–	0.25	0.73	–	–	–	–
Negotiable certificates of deposits	Jan-2022 / Jul-2033	Jan-2021 / Jul-2033	3.88	3.88	2.48	2.68	1.00	6.02	–	–	2.48	4.57	0.05	5.90
Securitization instruments	Jan-2022 / Sep-2045	Jan-2021 / Sep-2045	4.05	28.90	2.17	10.85	3.50	–	1.32	13.36	1.51	9.19	–	6.00
Subordinated bonds (**)	Apr-2022 / Aug-2045	Apr-2022 / Aug-2045	0.28	7.48	0.86	7.62	–	–	(0.04)	5.74	0.16	4.76	–	–
Others	Apr-2022 / Feb-2035	Jan-2021 / Feb-2035	1.77	7.99	3.39	5.05	0.05	0.05	(0.18)	5.84	3.38	4.52	–	–

(*) As of December 31, 2020, the annual effective interest rate of (0.31) corresponds to a bond issued by the Danske Bank; excluding such interest rate, the rates tend to be positive..

(**) As of December 31, 2020, the annual effective interest rate of (0.04) percent corresponds to a bond issued by the Banco Interamericano de Finanzas S.A.; excluding such interest rate, the rates tend to be positive.

The negative rates correspond to bonds, whose nominal value is subject to a daily readjustment index for inflation determined by the BCRP. Said negative rates correspond to the market behavior.

As of December 31, 2021, the Group maintains IRS, which have been designated as fair value hedges of certain bonds at a fixed rate in US dollar, issued by corporate entities, classified as investments at fair value through other comprehensive income, for a notional amount of S/636.4 million (S/628.7 million as of December 31, 2020), see Note 13(c); through these IRS these bonds were economically converted to a variable rate.

Likewise, as of December 31, 2021, the Group entered into repurchase agreement transactions for government bonds and certificates of deposit BCRP classified as investments at fair value through other comprehensive income, for an estimated fair value of S/318.4 million (S/997.8 million as of December 31, 2020), of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

Content
(i)
As of December 31, 2021, the balance corresponds to corporate bonds issued by companies from the United States, Peru, Chile and other countries, which represent 38.1 percent, 37.1 percent, 4.6 percent and 20.2 percent of the total, respectively, (issued by companies from Peru, the United States, Colombia and other countries, which represent 43.6 percent, 32.3 percent, 4.6 percent and 19.5 percent of the total, respectively, as of December 31, 2020).

As of December 31, 2021 the most significant individual unrealized loss amounted to approximately S/ 18.5 million (S/13.0 million as of December 31, 2020).

Likewise, as of December 31, 2021, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a notional amount of S/ 79.1 million (S/81.8 million as of December 31, 2020), see Note 13(c); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

The largest unrealized loss with respect to the balance of 2020 is due to the behavior of the market. As of December 31, 2021, the balance mainly includes S/18.5 million from the company Inversiones Nacionales de Turismo - Intursa S.A. (S/40.5 million of the Peruvian company Rutas de Lima S.A.C. as of December 31, 2020).

(ii)	As of December 31, 2021 and 2020, the balance includes the following Government Treasury Bonds:

	2021	2020
	S/(000)	S/(000)

Peruvian treasury bonds (*)	7,496,775	11,343,664
U.S. treasury and federal agency bonds	1,455,114	564,380
Bolivian treasury bonds	89,941	74,248
Colombian treasury bonds	87,428	101,741
Chilean treasury bonds	83,978	81,502
Others	25,163	39,514
Total	9,238,399	12,205,049

(*)
The variation in the balance corresponds to sales of instruments and to the decrease in the fair value. The largest unrealized loss compared to the balance in 2020 is due to the political uncertainty of the country. See Note 2(c).

(iii)
As of December 31, 2021, the Group maintains 80,541 certificates of deposits BCRP (153,760 as of December 31, 2020); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles. The decrease in the balance is mainly due to the maturity of these instruments.

Content
(iv)	As of December 31, 2021 and 2020, the balance of securitization instruments includes the following:

	2021	2020
	S/(000)	S/(000)

Inmuebles Panamericana S.A.	142,629	164,091
ATN S.A.	98,525	99,112
Colegios Peruanos S.A.	68,714	63,268
Costa de Sol S.A.	46,502	51,483
Nessus Hoteles Perú S.A.	38,547	40,050
Fábrica Nacional de Cemento S.A.	28,187	34,537
Concesionaria La Chira S.A.	27,370	32,138
Homecenters Peruanos S.A.	27,206	32,308
Industrias de Aceite S.A.	–	37,175
Others (less than S/28.2 million and S/30.5 million, respectively)	243,709	191,418
Total	721,389	745,580

The instruments have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana S.A.), and accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (ATN S.A.).

(v)
As of December 31, 2021, the balance corresponds to certificates for US$0.67 million, equivalent to S/2.7 million, in soles currency for S/6.8 million; and in other currencies, equivalent to S/615.1 million issued mainly by the financial system of Colombia and Bolivia (US$6.65 million, equivalent to S/24.1 million; and in other currencies, equivalent to S/861.8 million, issued by the system of Colombia and Bolivia, as of December 31, 2020).

Likewise, as of December 31, 2021, the Group maintains CCS, which were designated as cash flow hedges of certain certificates for a notional amount of S/75.5 million (S/405.2 million, as of December 31, 2020), see Note 13(c); by means of said CCS, the certificates were economically converted to soles at a fixed rate.

Content
c)	Amortized cost investments consist of the following:

	2021
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds (i)	7,438,364	7,169,787
Corporate bonds (i)	420,263	419,069
Subordinated bonds (i)	86,861	86,412
Certificates of payment on work progress (CRPAO) (ii)	74,499	19,310
Foreign government bonds (i)	74,122	73,645
Sub total	8,094,109	7,768,223
Accrued interest	171,450	171,450
Total	8,265,559	7,939,673

	2020
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds (i)	4,739,588	5,438,925
Certificates of payment on work progress (CRPAO) (ii)	89,084	93,591
Foreign government bonds (i)	28,909	28,695
Sub total	4,857,581	5,561,211
Accrued interest	104,801	104,801
Total	4,962,382	5,666,012

The expected loss of investments at amortized cost as of December 31, 2021 and 2020 is S/2.8 million and S/0.7 million, respectively.

(i)
As of December 31, 2021, said bonds have maturities between January 2022 and February 2042, accruing interest at an annual effective interest rate between 3.62 percent and 6.77 percent on bonds denominated in soles, between 0.71 percent and 4.50 percent on bonds denominated in US dollar, and between 0.00 percent and 2.96 percent annual on bonds issued in other currencies (as of December 31, 2020, have maturities between January 2021 and February 2042, accruing interest at an annual effective interest rate between 0.74 percent and 5.06 percent on bonds denominated in soles and between 0.00 percent and 3.05 percent on bonds issued in other currencies).

It is worth mentioning that the instruments with an interest rate of 0.00 percent corresponds to bonds issued by the Colombian Government, whose issue indicators on the date of acquisition were at very low levels; however, MiBanco Colombia invested in these instruments because it is a Colombian company that must invest in them according to local regulations, with the objective that the funds acquired by the Colombian Government are destined for the development and incentive of certain economic sectors.

Likewise, Credicorp Management has determined that as of December 31, 2021, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of December 31, 2021, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/3,854.0 million (S/2,766.2 million as of December 31, 2020), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

(ii)
As of December 31, 2021 there are 89 certificates of Annual Recognition of Payment on Work Progress - CRPAO from Spanish acronym (121 CRPAOs as of December 31, 2020), issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2022 and April 2026, accruing interest at an annual effective rate between 2.32 percent and 4.26 percent (between January 2021 and April 2026, accruing interest at an annual effective rate between 2.42 percent and 3.47 percent as of December 31, 2020).

Content
d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2021
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)

Up to 3 months	1,172,834	8,117,458	78,311
From 3 months to 1 year	209,172	3,683,466	296,699
From 1 to 3 years	746,115	4,804,229	1,641,340
From 3 to 5 years	136,444	4,111,276	459,363
More than 5 years	1,020,840	13,266,254	5,618,396
Without maturity	2,633,794	377,828	–
Total	5,919,199	34,360,511	8,094,109

	2020
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)

Up to 3 months	1,973,038	14,564,360	11,518
From 3 months to 1 year	94,554	2,606,845	42,397
From 1 to 3 years	462,168	4,272,547	163,120
From 3 to 5 years	486,310	3,770,438	631,740
More than 5 years	1,290,057	17,617,068	4,008,806
Without maturity	2,147,970	502,550	–
Total	6,454,097	43,333,808	4,857,581

Content

7	LOANS, NET

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)
Direct loans -
Loans	120,621,183	115,213,536
Leasing receivables	6,446,450	5,775,917
Credit cards	5,626,026	5,629,189
Factoring receivables	3,572,697	2,153,689
Discounted notes	2,718,321	1,483,723
Advances and overdrafts in current account	69,238	52,807
Refinanced loans	1,800,465	1,669,395
Total direct loans	140,854,380	131,978,256

Internal overdue loans and under legal collection loans	5,562,439	4,685,569
	146,416,819	136,663,825
Add (less) -
Accrued interest	1,280,262	1,197,489
Unearned interest	(99,669)	(201,429)
Total direct loans	147,597,412	137,659,885
Expected loss provision for direct loans (c)	(8,477,308)	(9,898,760)
Total direct loans, net	139,120,104	127,761,125

The credits granted as part of the Reactiva Perú program are guaranteed by the Peruvian Government. The total granted through this program as of December 31, 2021 is S/18,404.6 million (S/24,286.5 million as of December 31, 2020). Likewise, as of December 31,2021, loans from the Reactiva Perú program were rescheduled for an amount of S/7,539.9 million. Likewise, the Group has repurchase agreements which guarantees are detailed in Note 5(c). See more details of this program in the Note 2(b).

The government, to serve small companies that the Reactiva Perú program does not reach, has established the Business Support Fund for the MYPE (FAE-MYPE) which represents for MiBanco a total of S/14.8 million and S/209.9 million for FAE-MYPE 1 and FAE-MYPE 2, respectively as of December 31, 2021 (S/79.9 million and S/273.6 million for FAE-MYPE 1 and FAE-MYPE 2, respectively as of December 31, 2020). Likewise, as of December 31,2021, loans from the FAE-MYPE 2 program were rescheduled for an amount of S/55.9 million. See more details of this program in the Note 2(b).

Due COVID-19 Pandemic effects, BCP and MiBanco, the main Subsidiaries of Credicorp have offered its clients the opportunity to reschedule their loans for 30 or 90 days without incurring in overdue fees and interest on capital. As of December 31, 2021, the rescheduled portfolio amounted to S/20,961.1 million (S/24,813.2 million as of December 31, 2020).

In the loan portfolio, the most vulnerable microfinance operations correspond to Mibanco, and in BCP stand-alone to the Pyme and consumer loans, where debt reprogramming rates reached 5.3 percent, 34.0 percent and 11.4 percent respectively as of December 31, 2021 (15.3 percent, 20.8 percent and 33.5 percent respectively as of December 31, 2020).

Content
b)	As of December 31, 2021 and 2020, the composition of the gross credit balance is as follows:

	2021	2020
	S/(000)	S/(000)

Direct loans	146,416,819	136,663,825
Indirect loans, Note 21(a)	22,914,343	20,973,810
Due from customers on banker’s acceptances 3(r)	532,404	455,343
Total	169,863,566	158,092,978

Content
The movement of gross balance of loan portfolio by stages is as follows for the periods of 2021 and 2020:

Stage 1
Loans by class	Balance at December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation, write- offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	84,366,795	(13,032,923)	(912,504)	8,283,495	464,932	5,398,312	1,482,015	–	4,231,341	90,281,463
Residential mortgage loans	18,063,315	(2,595,038)	(226,183)	1,622,944	76,745	1,378,089	(45,768)	(474)	428,559	18,702,189
Micro-business loans	11,580,793	(12,106,836)	(332,694)	4,401,320	142,517	9,164,707	(2,193,954)	–	147,843	10,803,696
Consumer loans	9,980,504	(4,602,656)	(685,511)	1,961,919	72,304	4,394,600	757,707	–	114,956	11,993,823
Total	123,991,407	(32,337,453)	(2,156,892)	16,269,678	756,498	20,335,708	–	(474)	4,922,699	131,781,171

Stage 2
Loans by class	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation, write- offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	10,090,159	(8,283,495)	(3,350,523)	13,032,923	800,280	(2,042,256)	800,739	–	294,582	11,342,409
Residential mortgage loans	1,360,460	(1,622,944)	(516,497)	2,595,038	185,299	(255,142)	(5,529)	–	17,440	1,758,125
Micro-business loans	8,451,947	(4,401,320)	(1,921,386)	12,106,836	164,077	(4,686,408)	(794,634)	–	8,246	8,927,358
Consumer loans	2,584,176	(1,961,919)	(854,967)	4,602,656	214,329	(1,666,707)	(576)	–	4,083	2,921,075
Total	22,486,742	(16,269,678)	(6,643,373)	32,337,453	1,363,985	(8,650,513)	–	–	324,351	24,948,967

Stage 3
Loans by class	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation, write- offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	6,850,481	(464,932)	(800,280)	912,504	3,350,523	(1,413,990)	5,957	(30,101)	346,581	8,756,743
Residential mortgage loans	1,144,605	(76,745)	(185,299)	226,183	516,497	(270,401)	(3,696)	(9,126)	29,128	1,371,146
Micro-business loans	1,978,448	(142,517)	(164,077)	332,694	1,921,386	(2,017,681)	(9,675)	(6,629)	14,261	1,906,210
Consumer loans	1,641,295	(72,304)	(214,329)	685,511	854,967	(1,808,007)	7,414	(1,237)	6,019	1,099,329
Total	11,614,829	(756,498)	(1,363,985)	2,156,892	6,643,373	(5,510,079)	–	(47,093)	395,989	13,133,428

Consolidated 3 Stages
Loans by class	Balance at December 31, 2020	Loan write- offs	New loans, liquidation and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	101,307,435	(157,472)	2,099,538	2,288,711	(30,101)	4,872,504	110,380,615
Residential mortgage loans	20,568,380	(30,217)	882,763	(54,993)	(9,600)	475,127	21,831,460
Micro-business loans	22,011,188	(1,477,691)	3,938,309	(2,998,263)	(6,629)	170,350	21,637,264
Consumer loans	14,205,975	(1,263,951)	2,183,837	764,545	(1,237)	125,058	16,014,227
Total	158,092,978	(2,929,331)	9,104,447	–	(47,567)	5,643,039	169,863,566

Content
Stage 1
Loans by class	Balance at December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation, write- offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	75,838,248	(11,454,423)	(1,156,992)	6,357,672	208,847	9,161,013	3,077,315	–	2,335,115	84,366,795
Residential mortgage loans	17,903,028	(2,119,501)	(85,736)	965,659	10,610	1,064,765	7,965	–	316,525	18,063,315
Micro-business loans	13,782,323	(12,403,714)	(395,404)	2,699,000	117,762	10,635,242	(3,006,249)	–	151,833	11,580,793
Consumer loans	12,222,858	(4,958,492)	(769,528)	2,018,818	21,518	1,438,695	(79,031)	–	85,666	9,980,504
Total	119,746,457	(30,936,130)	(2,407,660)	12,041,149	358,737	22,299,715	–	–	2,889,139	123,991,407

Stage 2
Loans by class	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation, write- offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	4,883,039	(6,357,672)	(1,690,324)	11,454,423	301,053	421,704	915,980	–	161,956	10,090,159
Residential mortgage loans	778,702	(965,659)	(276,415)	2,119,501	7,597	(317,002)	173	–	13,563	1,360,460
Micro-business loans	1,839,597	(2,699,000)	(1,001,599)	12,403,714	95,468	(1,283,205)	(906,426)	–	3,398	8,451,947
Consumer loans	2,210,504	(2,018,818)	(1,235,709)	4,958,492	62,822	(1,385,764)	(9,727)	–	2,376	2,584,176
Total	9,711,842	(12,041,149)	(4,204,047)	30,936,130	466,940	(2,564,267)	–	–	181,293	22,486,742

Stage 3
Loans by class	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation, write- offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,771,417	(208,847)	(301,053)	1,156,992	1,690,324	606,823	9,933	(14,938)	139,830	6,850,481
Residential mortgage loans	994,991	(10,610)	(7,597)	85,736	276,415	(207,041)	1	(8,167)	20,877	1,144,605
Micro-business loans	1,350,858	(117,762)	(95,468)	395,404	1,001,599	(566,112)	2,738	(3,934)	11,125	1,978,448
Consumer loans	848,650	(21,518)	(62,822)	769,528	1,235,709	(1,115,561)	(12,672)	(3,607)	3,588	1,641,295
Total	6,965,916	(358,737)	(466,940)	2,407,660	4,204,047	(1,281,891)	–	(30,646)	175,420	11,614,829

Consolidated 3 Stages
Loans by class	Balance at December 31, 2019	Loan write- offs	New loans, liquidation and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	84,492,704	(115,471)	10,305,011	4,003,228	(14,938)	2,636,901	101,307,435
Residential mortgage loans	19,676,721	(39,862)	580,584	8,139	(8,167)	350,965	20,568,380
Micro-business loans	16,972,778	(506,473)	9,292,398	(3,909,937)	(3,934)	166,356	22,011,188
Consumer loans	15,282,012	(531,964)	(530,666)	(101,430)	(3,607)	91,630	14,205,975
Total	136,424,215	(1,193,770)	19,647,327	–	(30,646)	3,245,852	158,092,978

Content
c)
As of December 31, 2021, and 2020, the allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct loans and indirect loans and due from customers on banker’s acceptances:

Stage 1
Loans by class	Balance at December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	721,503	(336,903)	(21,434)	305,143	29,199	(3,446)	(178,612)	67,526	–	24,904	607,880
Residential mortgage loans	157,935	(46,021)	(3,699)	60,588	39,211	48,386	(184,733)	158	–	4,881	76,706
Micro-business loans	610,188	(659,532)	(18,743)	276,189	25,295	834,576	(583,915)	(63,200)	–	13,304	434,162
Consumer loans	355,436	(305,127)	(25,628)	202,265	82,773	204,751	(199,591)	(4,484)	–	7,202	317,597
Total	1,845,062	(1,347,583)	(69,504)	844,185	176,478	1,084,267	(1,146,851)	–	–	50,291	1,436,345

Stage 2	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	666,002	(305,143)	(299,463)	336,903	97,276	(197,390)	264,953	83,136	–	6,507	652,781
Residential mortgage loans	111,739	(60,588)	(45,120)	46,021	94,787	10,612	(61,872)	(298)	–	2,107	97,388
Micro-business loans	1,087,978	(276,189)	(383,355)	659,532	67,236	(479,918)	31,194	(81,319)	–	96	625,255
Consumer loans	946,312	(202,265)	(412,088)	305,127	188,858	(334,140)	147,216	(1,519)	–	262	637,763
Total	2,812,031	(844,185)	(1,140,026)	1,347,583	448,157	(1,000,836)	381,491	–	–	8,972	2,013,187

Stage 3	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,229,427	(29,199)	(97,276)	21,434	299,463	(471,283)	742,567	(26,219)	(27,726)	89,604	2,730,792
Residential mortgage loans	639,750	(39,211)	(94,787)	3,699	45,120	(174,618)	410,446	(1,867)	(5,613)	17,720	800,639
Micro-business loans	1,445,988	(25,295)	(67,236)	18,743	383,355	(1,804,583)	1,166,499	22,871	(6,335)	14,625	1,148,632
Consumer loans	1,463,365	(82,773)	(188,858)	25,628	412,088	(1,618,776)	924,246	5,215	(1,159)	2,440	941,416
Total	5,778,530	(176,478)	(448,157)	69,504	1,140,026	(4,069,260)	3,243,758	–	(40,833)	124,389	5,621,479

Consolidated 3 Stages			Credit loss of the period
	Balance at December 31, 2020	Loan write- offs and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021 (**)

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,616,932	(160,079)	(512,040)	828,908	124,443	(27,726)	121,015	3,991,453
Residential mortgage loans	909,424	(39,189)	(76,431)	163,841	(2,007)	(5,613)	24,708	974,733
Micro-business loans	3,144,154	(1,517,271)	67,346	613,778	(121,648)	(6,335)	28,025	2,208,049
Consumer loans	2,765,113	(1,349,843)	(398,322)	871,871	(788)	(1,159)	9,904	1,896,776
Total	10,435,623	(3,066,382)	(919,447)	2,478,398	–	(40,833)	183,652	9,071,011

Content
Stage 1
Loans by class	Balance at December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	388,685	(319,248)	(22,486)	316,999	17,175	30,824	107,989	155,568	–	45,997	721,503
Residential mortgage loans	38,085	(43,170)	(1,721)	31,320	4,980	30,797	92,322	258	–	5,064	157,935
Micro-business loans	425,642	(854,632)	(63,397)	324,242	26,997	551,140	199,197	(14,574)	–	15,573	610,188
Consumer loans	248,355	(392,000)	(45,561)	418,592	29,305	422,158	(191,856)	(141,252)	–	7,695	355,436
Total	1,100,767	(1,609,050)	(133,165)	1,091,153	78,457	1,034,919	207,652	–	–	74,329	1,845,062

Stage 2	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	166,135	(316,999)	(118,072)	319,248	42,832	4,911	473,890	91,534	–	2,523	666,002
Residential mortgage loans	25,684	(31,320)	(19,698)	43,170	3,977	(24,980)	113,363	4	–	1,539	111,739
Micro-business loans	249,960	(324,242)	(275,227)	854,632	51,478	(231,405)	851,228	(88,758)	–	312	1,087,978
Consumer loans	513,431	(418,592)	(650,885)	392,000	57,554	(285,948)	1,341,355	(2,780)	–	177	946,312
Total	955,210	(1,091,153)	(1,063,882)	1,609,050	155,841	(537,422)	2,779,836	–	–	4,551	2,812,031

Stage 3	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,315,227	(17,175)	(42,832)	22,486	118,072	(154,589)	989,400	(22,478)	(13,124)	34,440	2,229,427
Residential mortgage loans	472,711	(4,980)	(3,977)	1,721	19,698	(102,806)	247,475	1	(4,523)	14,430	639,750
Micro-business loans	960,885	(26,997)	(51,478)	63,397	275,227	(683,408)	870,928	31,414	(3,511)	9,531	1,445,988
Consumer loans	702,959	(29,305)	(57,554)	45,561	650,885	(954,465)	1,113,651	(8,937)	(2,332)	2,902	1,463,365
Total	3,451,782	(78,457)	(155,841)	133,165	1,063,882	(1,895,268)	3,221,454	–	(23,490)	61,303	5,778,530

Consolidated 3 Stages			Credit loss of the period
Loans by class	Balance at December 31, 2019	Loan write- offs and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020 (**)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,870,047	(141,669)	22,815	1,571,279	224,624	(13,124)	82,960	3,616,932
Residential mortgage loans	536,480	(46,519)	(50,470)	453,160	263	(4,523)	21,033	909,424
Micro-business loans	1,636,487	(529,268)	165,595	1,921,353	(71,918)	(3,511)	25,416	3,144,154
Consumer loans	1,464,745	(551,662)	(266,593)	2,263,150	(152,969)	(2,332)	10,774	2,765,113
Total	5,507,759	(1,269,118)	(128,653)	6,208,942	–	(23,490)	140,183	10,435,623

(*)
The movement includes the following effects: (i) calibrations to the PD, LGD and EAD models; (ii) updates to macroeconomic models and projections; (iii) increase or decrease of credit risk of loans due to stage changes; (iv) increase or decrease of credit risk of loans that remain in the same stage.

(**)
The movement in the allowance for loan losses of the period 2021 includes the allowance for direct and indirect loans for approximately S/8,477.3 million y S/593.7 million, respectively (approximately S/9,898.8 million and S/536.9 million, respectively, at December 31, 2020). The expected loan loss for indirect loan is included in “Other liabilities” of the consolidated statement of financial position, Note 13(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2021 and 2020 has been established in accordance with IFRS 9 and is sufficient to cover losses on the loan portfolio.

Content
Gross balance of direct loans, indirect loans and from customers on banker’s acceptances portfolio:

As of December 31, 2021, the gross balance of direct and indirect loans increased compared to December 31, 2020. This was mainly driven by disbursement in the Wholesale Banking portfolio of BCP Stand-alone, due to the economic reactivation after the Pandemic. Microbusiness is the only segment where the loans decreased, due to operations that were reclassified as Commercial loans. In addition, approximately 800.0 million soles migrated from Commercial loans to Consumer loans, because ASB started to comply with Panamá regulation.

Additionally, it is important to note there have been significant movements between stages, due to the end of the grace period of loans disbursed under the program Reactiva Perú, part of which went from Stage 1 to Stage 2 or Stage 3 depending on the increase in their level of credit risk. In addition, a considerable amount of the impairments generated by the Pandemic have materialized, moving to Stage 3. This was partially offset by the high volume of write-offs registered in BCP Stand-alone and Mibanco Perú.

Allowance for loan losses from direct loans, indirect loans and from customers on banker’s acceptances:

As of December 31, 2021, the gross balance of direct and indirect loans decreased compared to December 31, 2020. This was mainly driven by: (i) calibrations of the internal credit risk models, both PD and LGD, which generated a decrease in Stage 1 and 2, which was partially offset by updates to macroeconomic models and projections; (ii) high volume of write-offs, which generated a decrease in Stage 3, mostly due to the impairments generated by the Pandemic, mainly in BCP Stand-alone and Mibanco Perú.

The explanation of the calibrations made to the internal credit risk models is detailed on the note 34.1(c).

Content
d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of December 31, 2021 and 2020 by maturity based on the remaining period to the payment due date:

	2021	2020
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	64,096,027	51,346,112
From 1 to 3 years	36,354,113	40,897,556
From 3 to 5 years	9,327,203	12,812,446
From 5 to 15 years	26,926,208	23,115,920
More than 15 years	4,150,829	3,806,222
	140,854,380	131,978,256

Internal overdue loans -
Overdue up to 90 days	1,353,655	984,630
Over 90 days	4,208,784	3,700,939
	5,562,439	4,685,569

Total	146,416,819	136,663,825

See credit risk analysis in Note 34.1.

Content

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

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

The profit resulting from these assets is shown in “Net premiums earned” in the consolidated statement of income. The composition of the generated returns is presented below:

	2021	2020
	S/(000)	S/(000)

Net profit on sale and fluctuations of financial investments	44,763	106,366
Dividends, interests and others	9,900	9,261
Total	54,663	115,627

As of December 31, 2021, financial markets have been affected by the fluctuations that occurred after the appearance of the new variants of COVID-19 (Delta and Omicron, mainly), generating an increase in the number of infections at a global level together with the implementation of restrictions and confinements in most countries amid doubts about the degree of transmissibility and resistance to vaccines. Despite this, economic indicators remained strong, reflecting the global economic recovery, generating negative results in equities and slightly negative results in fixed income. In addition, one of the concerns generated by this was the substantial increase in inflation across the board, which resulted in announcements of the withdrawal of monetary stimuli by the different central banks and an increase in interest rates.

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

Content
9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)
As of December 31, 2021 and 2020, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/921.1 million and S/937.2 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Balances as of January 1	919,419	791,704	842,043
Reported claims of premiums ceded, Note 26	542,341	283,041	321,375
Reserve risk in progress of premiums ceded, Note 25 a (***)	8,996	23,186	(14,935)
Premiums assumed	803	-	668
Settled claims of premiums ceded by reinsurance contracts	(419,342)	(229,729)	(226,769)
Collections and others, net (i)	146,162	51,217	(130,678)
Balances at the end of the period	1,198,379	919,419	791,704

December 31, 2021 and 2020 accounts receivable include S/299.0 million and S/282.2 million, respectively,  which correspond to the technical reserves of the ceded portion of premiums to reinsures

(i)
As of December 31, 2021, the balance consists mainly of collections made to reinsurers by S/110.3 million and the effect of exchange difference for approximately S/64.9 million; As of December 31, 2020, collections made were reduced for S/10.0 million and the effect of exchange difference for S/55.0 million.

Accounts Payable:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Balances as of January 1	338,446	216,734	291,693
Premiums ceded for automatic contracts (mainly excess of loss), Note 25 a (***)	355,356	244,112	254,839
Premiums ceded to reinsurers in facultative contracts, Note 25 a (***)	392,346	327,098	289,386
Coinsurance granted	8,154	753	4,332
Payments and other, net (i)	(630,477)	(450,251)	(623,516)
Balances at the end of the period	463,825	338,446	216,734

Content
Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

(i)	As of December 31, 2021, the balance consists mainly of collections made to reinsurers by S/608.7 million and the effect of exchange difference for approximately S/11.9 million, As of December 31, 2020, collections made amounted to S/471.2 million and the effect of exchange difference for S/4.1 million and other minors.

Content
10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2021, 2020, and 2019 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2021	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	403,205	1,171,785	675,940	474,432	612,891	115,407	61,542	3,515,202	3,512,477	3,573,580
Additions	3,657	9,348	8,030	13,062	28,527	4,527	40,639	107,790	98,120	134,776
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	–	29,893
Transfers	873	(4,621)	44,549	1,735	5,395	4,945	(52,876)	–	–	–
Disposals and others	(5,879)	(19,006)	(8,343)	(24,223)	(44,426)	(9,229)	(10,996)	(122,102)	(95,395)	(225,772)
Balance as of December 31	401,856	1,157,506	720,176	465,006	602,387	115,650	38,309	3,500,890	3,515,202	3,512,477

Accumulated depreciation -
Balance as of January 1	–	689,061	503,973	318,705	537,990	90,598	–	2,140,327	2,084,304	2,092,878
Depreciation of the period	–	30,750	30,838	31,594	41,131	5,860	–	140,173	142,092	146,066
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	–	19,299
Transfers	–	(1,151)	1,151	2	(2)	–	–	–	–	–
Disposals and others	–	(7,113)	(8,343)	(23,123)	(44,426)	(5,384)	–	(88,389)	(86,069)	(173,939)
Balance as of December 31	–	711,547	527,619	327,178	534,693	91,074	–	2,192,111	2,140,327	2,084,304

Net carrying amount	401,856	445,959	192,557	137,828	67,694	24,576	38,309	1,308,779	1,374,875	1,428,173

Banks, financial institutions and insurance entities operating in Perú are not allowed to pledge their fixed assets.

During 2021, the Bank as part of the investment in fixed assets made annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina , San Pedro and Lima office. During 2020, the Bank as part of the investment in fixed assets made annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina and the comprehensive remodeling of the Café Dasso office. During 2019, the Bank has made disbursements mainly related to the remodeling of its headquarters in La Molina and integral remodeling to the Sucursal Cusco.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2021, 2020 and 2019 there is no evidence of impairment of the Group’s property, furniture and equipment.

Content
11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets –

The movement of intangible assets with limited useful life for the years ended December 31, 2021, 2020 and 2019 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2021	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	384,521	171,864	103,700	21,100	3,014,099	550,639	47,941	4,293,864	3,804,989	3,406,333
Additions	–	–	–	–	104,890	427,354	–	532,244	535,241	371,957
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	–	126,128
Transfers	–	–	–	–	283,263	(283,263)	–	–	–	–
Disposals and others	(4,108)	–	(8,322)	–	(42,257)	(37,818)	(25,298)	(117,803)	(46,366)	(99,429)
Balance as of December 31	380,413	171,864	95,378	21,100	3,359,995	656,912	22,643	4,708,305	4,293,864	3,804,989

Accumulated amortization -
Balance at January 1	273,968	46,479	19,369	21,100	2,082,795	–	31,755	2,475,466	2,138,724	1,941,961
Amortization of the period	18,601	7,061	4,434	–	347,359	–	4,339	381,794	355,818	308,966
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	–	3,104
Disposals and others	(1,378)	–	(1,858)	–	(31,385)	–	(27,555)	(62,176)	(19,076)	(115,307)
Balance as of December 31	291,191	53,540	21,945	21,100	2,398,769	–	8,539	2,795,084	2,475,466	2,138,724

Net carrying amount	89,222	118,324	73,433	–	961,226	656,912	14,104	1,913,221	1,818,398	1,666,265

During 2021, the Group has made disbursements mainly related with the implementation and development of various IT projects such as Data Lake - Data Vault, Mobile Banking I14, Telephone Banking by Voice Call I15 and improvements in Yape, among others. During 2020, the Group has made disbursements mainly related with the implementation and development of various IT projects such as Identify Access Management, Bidirectional Communication for Fraud alerts, HomeBanking 2.0 projects, among others. During 2019, the Group has made disbursements mainly related with the implementation and development of various IT projects such as DataLake, Holístico, SpotLigth, DWH, Operating Model, Client 360, Connex, Mainframe, Kalignite NDC, Small and medium businesses. Likewise, as of December 31, 2021, 2020 and 2019, the net carrying value of intangibles doesn’t xceed their recoverable value.

Content
(i)	Client relationships -

This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	57,613	69,974
Credicorp Capital Holding Chile - Inversiones IMT	17,679	20,782
Ultraserfinco	10,148	12,592
Tenpo	1,930	2,031
Culqi	1,852	2,167
MiBanco	-	3,007
Net carrying amount	89,222	110,553

(ii)	Brand name –

This item consists of the following:

	2021	2019
	S/(000)	S/(000)

MiBanco	117,670	124,610
Culqi	654	775
Net carrying amount	118,324	125,385

(iii)	Fund management contract -

This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Credicorp Capital Colombia	36,724	42,328
Credicorp Capital Holding Chile - Inversiones IMT	33,717	38,553
Ultrasefinco S.A.	2,992	3,450
Net carrying amount	73,433	84,331

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

Content
b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2021	2020
	S/(000)	S/(000)
MiBanco - Edyficar Perú	273,694	273,694
MiBanco Colombia (antes Bancompartir)	124,746	135,658
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	114,714	124,447
Banco de Crédito del Perú	52,359	52,359
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Tenpo SpA	24,444	26,602
Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”)	13,719	14,956
Compañía Incubadora de Soluciones Móviles S.A-Culqi	2,297	2,297
Crediseguro Seguros Personales	96	96
Net carrying amount	796,859	820,899

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance from Credicorp Holding Colombia (due to the acquisition of Credicorp Capital Colombia S.A and Banco Compartir S.A.) and Krealo SpA (due to the acquisition of Tenpo SpA and Multicaja Prepago S.A.) are affected by the volatility effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd and subsidiaries.

During 2021, the group didn’t register an impairment. During 2020, the Group recorded a gross impairment loss amounting to S/64.0 million for MiBanco Colombia (before Banco Compartir S.A.) as a result of its assessment of the recoverable amount (S/54.0 million of impairment correspond to the participation of Credicorp and 10.0 million correspond to the minority participation). For the determination this impairment, a fair value of 366,691 Colombian Pesos was estimated, equivalent to US$95.7 million, and a book value of 434,825 Colombian Pesos, equivalent to US$113.4 million. For the estimation, a discount rate of 13.2 percent and a growth rate in perpetuity of 4.0 percent were used as assumptions. Likewise, payments from 2021 to 2025 of 0.0 percent, 98.0 percent, 94.0 percent, 94.0 percent and 80.0 percent, respectively, and a perpetual payment of 80.0 percent, have been considered. Finally, the dividend tax rate considered has been 10.0 percent and the exchange rate of the Colombian Peso to the dollar was 3.833.

Content
The following table summarizes the key assumptions used for the calculation of fair value fewer selling costs in 2021 and 2020:

	2021
Description	Terminal value growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	3.00	11.78
Prima AFP - AFP Unión Vida	1.00	12.62
Credicorp Capital Colombia	3.80	12.90
Banco de Crédito del Perú	5.00	10.76
Pacífico Seguros (*)	5.00	10.29 and 11.07
Atlantic Security Holding Corporation	2.00	11.00
Mibanco Colombia - Bancompartir	4.00	13.05
Tenpo	2.00	25.00
Compañía Incubadora de Soluciones Móviles S.A. - Culqi	2.00	25.00

	2020
Description	Terminal value growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	3.00	12.19
Prima AFP - AFP Unión Vida	1.00	11.43
Credicorp Capital Colombia	3.80	12.62
Banco de Crédito del Perú	5.00	10.93
Pacífico Seguros (*)	5.00	10.44 and 11.81
Atlantic Security Holding Corporation	2.00	11.29
Mibanco Colombia - Bancompartir	4.00	13.20
Tenpo	5.00	25.00
Compañía Incubadora de Soluciones Móviles S.A - Culqi	5.00	25.00

(*) As of December 31, 2021 and 2020, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

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

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2021 and 2020, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

Content
12	RIGHT-OF-USE ASSETS AND LEASE LIABILITES

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property: Agencies and offices	Servers and technology platforms	Transport units	Other leases	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1,	797,854	161,634	2,855	27,805	990,148	997,817
Additions	89,631	–	696	19,678	110,005	194,501
Disposal and others	(118,304)	(10,499)	(820)	(1,175)	(130,798)	(202,170)
Balance as of December 31	769,181	151,135	2,731	46,308	969,355	990,148

Accumulated depreciation -
Balance as of January 1,	257,432	20,754	1,953	7,081	287,220	175,977
Depreciation of the period	124,570	28,858	519	7,340	161,287	172,005
Disposal and others	(57,758)	(5,662)	(820)	(1,329)	(65,569)	(60,762)
Balance as of December 31	324,244	43,950	1,652	13,092	382,938	287,220

Net carrying amount	444,937	107,185	1,079	33,216	586,417	702,928

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

Content
13	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (b)	1,524,407	1,307,187
Derivatives receivable (c)	1,661,628	1,214,497
Operations in process (d)	195,875	245,303
Receivables from sale of investments (e)	76,852	271,066
	3,458,762	3,038,053

Non-financial instruments:
Deferred fees (f)	967,622	1,039,557
Investment in associates (g)	658,697	645,886
Investment properties, net (h)	469,113	466,859
Income tax prepayments, net	436,961	303,838
Adjudicated assets, net	136,125	135,089
Improvements in leased premises	65,867	90,146
VAT (IGV) tax credit	50,120	49,364
Others	9,241	9,198
	2,793,746	2,739,937
Total	6,252,508	5,777,990

	2021	2020
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (i)	2,103,062	1,788,956
Derivatives payable (c)	1,524,761	1,205,213
Salaries and other personnel expenses	825,000	591,541
Allowance for indirect loan losses, Note 7(c)	593,703	536,863
Accounts payable for acquisitions of investments (e)	241,026	260,786
Operations in process (d)	51,763	72,800
Dividends payable (j)	18,880	22,808
	5,358,195	4,478,967
Non-financial instruments:
Provision for sundry risks (k)	614,012	514,382
Taxes	337,511	293,873
Others	211,661	199,937
	1,163,184	1,008,192
Total	6,521,379	5,487,159

b)
As of December 31, 2021, the balance corresponds mainly to margin call of derivative transactions for S/410.3 million, tax works for S/178.3 million, accounts receivable from Visa for payments to establishments for S/111.0 million, accounts receivable for sale of deferred currency for S/89.7 million, taxes paid on behalf of third parties and other tax-related accounts receivable for S/73.7 million, account receivable for financial intermediation for S/27.3 million, accounts receivable from associated companies for S/6.6 million, among others (as of December 31, 2020, the balance consisted mainly of margin call from derivative operations for S/242.3 million, tax works for S/169.8 million, account receivable from Visa for payments to establishments for S/81.1 million, taxes paid on account to third parties and other accounts receivable related to taxes for S/75.3 million, account receivable for financial intermediation for S/64.4 million, account receivable for sale of deferred currency for S/60.2 million, account receivable from associate for S/6.5 million, among others).

Content
c)
The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2021 and 2020 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which the fair value of derivatives is measured.

		2021				2020				2021 and 2020
		Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Derivatives held for trading (i) -
Foreign currency forwards		344,780	387,371	28,618,406	January 2022 / June 2023	256,891	257,999	22,030,623	January 2021 / October 2022	–
Interest rate swaps		367,906	320,186	26,878,186	January 2022 / December 2031	600,718	613,624	20,447,415	January 2021 / December 2031	–
Currency swaps		860,170	795,845	15,935,149	January 2022 / January 2033	323,425	181,454	9,095,243	January 2021 / January 2033	–
Foreign exchange options		2,485	3,258	576,398	January 2022 /December 2022	2,673	3,547	426,848	January 2021 / June 2021	–
Futures		19	405	72,165	March 2022 / November 2022	2,694	2,616	32,589	March 2021	–
		1,575,360	1,507,065	72,080,304		1,186,401	1,059,240	52,032,718
Derivatives held as hedges
Cash flow hedges -
Interest rate swaps (IRS)	17(a)(v)	–	1,076	119,610	March 2022	–	2,525	108,630	March 2022	Bonds issued
Interest rate swaps (IRS)	15(b)(ii)	–	–	–	–	–	315	362,100	March 2021	Debt to banks
Interest rate swaps (IRS)	17(a)(viii)	–	–	–	–	–	1,473	253,470	March 2021	Bonds issued
Interest rate swaps (IRS)	15(b)(iv)	–	–	–	–	–	72	181,050	March 2021	Debt to banks
Interest rate swaps (IRS)	15(b)(iii)	–	–	–	–	–	60	181,050	March 2021	Debt to banks
Cross currency swaps (CCS)	17(a)(ii)	36,512	–	199,350	January 2025	5,090	–	181,050	January 2025	Bonds issued
Cross currency swaps (CCS)	5(c)(i)	16,972	–	179,415	August 2026	–	29,001	162,945	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(ii)	12,845	–	99,675	August 2026	–	11,797	90,525	August 2026	Repurchase agreements
Cross currency swaps (CCS)	6(b)(i)(v)	19,939	4,126	154,635	January 2022 / September 2024	18,224	74,677	487,046	January 2021 / September 2024	Investments (*)
Cross currency swaps (CCS)	17(a)(vi)	–	216	173,215	December 2023	4,782	–	175,345	August 2021	Bonds issued

Fair value hedges -
Interest rate swaps (IRS)	6(b)	–	12,278	636,405	March 2022 / May 2023	–	26,053	628,677	March 2022 / May 2023	Investments (*)
		86,268	17,696	1,562,305		28,096	145,973	2,811,888
		1,661,628	1,524,761	73,642,609		1,214,497	1,205,213	54,844,606

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2021 and 2021.

Content
The increase in the nominal value of currency swaps as of December 31, 2021 respect to December 31, 2020 is mainly due to new operations with the BCRP.

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

	2021						2020
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	193,678	148,219	2,883	–	–	344,780	148,076	108,541	274	–	–	256,891
Interest rate swaps	16,120	25,612	16,117	51,990	258,067	367,906	4,025	25,005	81,209	46,101	444,378	600,718
Currency swaps	61,522	182,002	219,240	137,046	260,360	860,170	12,324	11,499	122,673	36,219	140,710	323,425
Foreign exchange options	1,287	1,198	–	–	–	2,485	379	2,294	–	–	–	2,673
Futures	–	19	–	–	–	19	2,694	–	–	–	–	2,694
Total assets	272,607	357,050	238,240	189,036	518,427	1,575,360	167,498	147,339	204,156	82,320	585,088	1,186,401

	2021						2020
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	231,022	153,550	2,799	–	–	387,371	145,781	111,956	262	–	–	257,999
Interest rate swaps	13,098	13,481	28,424	40,984	224,199	320,186	12,794	23,211	80,629	64,995	431,995	613,624
Currency swaps	37,410	225,813	211,630	145,507	175,485	795,845	15,122	33,147	86,265	20,344	26,576	181,454
Foreign exchange options	1,102	2,156	–	–	–	3,258	676	2,871	–	–	–	3,547
Futures	405	–	–	–	–	405	2,616	–	–	–	–	2,616
Total liabilities	283,037	395,000	242,853	186,491	399,684	1,507,065	176,989	171,185	167,156	85,339	458,571	1,059,240

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

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2021					2020
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	191,962	327,914	496,552	-	1,016,428	1,268,082	229,366	275,235	255,963	2,028,646
Cash outflows (liabilities)	(209,707)	(338,518)	(446,582)	-	(994,807)	(1,347,995)	(274,482)	(265,536)	(236,859)	(2,124,872)
Consolidated statement of income	(461)	(20)	197	-	(284)	(4,939)	(5,314)	(4,969)	(25,891)	(41,113)

As of December 31, 2021, the accumulated balance of net unrealized loss from cash flow hedges, which is included as other comprehensive income in “Cash flow hedge reserves” results from the current hedges, which have an unrealized loss of approximately S/0.3 million and from the revoked hedges, which have an unrealized loss of approximately S/0.7 million (unrealized loss of approximately S/38.2 million from current hedges and unrealized loss for S/2.9 million from revoked hedges, as of December 31, 2020), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is presented in Note 18(c).

Content
d)
Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the interim condensed consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

e)
As of December 31, 2021 and 2020, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

f)
As of December 31, 2021, the balance corresponds mainly to the payment in advance in favor of Latam Airlines Group S.A. Perú Branch for US$113.9 million, equivalent to S/454.0 million, (US$165.1 million, equivalent to S/507.9 million as of December 31, 2020) on account of the Latam Pass Miles that the Bank has been crediting to its clients for the use of your credit and debit cards, and other financial products BCP Latam Pass. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

g)	Credicorp’s principal associate is Entidad Prestadora de Salud (EPS), whose balance amounts to S/598.1 million and S/603.4 million as of December 31, 2021 and 2020, respectively.

h)	Investment properties -

The movement of investment properties is as follows:

	2021			2020
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	263,439	250,479	513,918	491,366
Additions (i)	12,068	-	12,068	26,533
Sales (ii)	-	-	-	(233)
Disposals and others	(738)	1,687	949	(3,748)
Ending Period	274,769	252,166	526,935	513,918

Accumulated depreciation
Balance at January 1	–	45,649	45,649	39,027
Depreciation for the period	–	7,302	7,302	7,018
Sales (ii)	–	-	-	(148)
Disposals and others	–	3,461	3,461	(248)
Ending Period	–	56,412	56,412	45,649

Impairment losses (iii)	689	721	1,410	1,410

Net carrying amount	274,080	195,033	469,113	466,859

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)
As of December 31, 2021, in order to consolidate the real estate projects, the Group has made disbursements of improvements for S/12.1 million. Among the main disbursements is the IPAE building located in the city of Arequipa for S/5.8 million, Torre Pacifico located in Esquina Tamayo and Juan de Arona in the district of San Isidro, Lima for S/4.3 million and other minor ones for S /2.0 million. As of December 31, 2020, the main additions correspond to the acquisition of land located in the Comas district in the city of Lima for the amount of S/12.5 million. Likewise, in order to consolidate the real estate projects, the Group has made disbursements mainly for the improvements of buildings one of them located in Arequipa for the amount of S/5.1 million, the other located in Trujillo for approximately S/3.8 million and also improvements on the 13th floor of Panorama building located in the district of Santiago de Surco, Lima amounted of S/2.4 million.

(ii)
No sales have been made during the 2021. The amount for sales for the 2020 period is mainly due to the sale of a store N.112 located in the Jr. Huallaga (Lima) building, whose sale value was S/0.08 million (disposal cost amounted to S/0.09 million).

Content
(iii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount.

i)
As of December 31, 2021, the balance mainly corresponds to accounts payable to suppliers for S/208.4 million, accounts payable to policyholders for S/108.1 million, accounts payable for purchase of deferred foreign currency for S/101.6 million, accounts payable to intermediaries for S/90.0 million, accounts payable for premiums to the Deposit Insurance Fund for S/52.7 million, settlement funds of Financiera TFC for S/12.0 million, interbank operations to be settled with the BCRP for S/8.8 million, accounts payable to an associate for S/7.4 million, among others (as of December 31, 2020, the balance corresponds mainly to accounts payable to suppliers for S/215.0 million, accounts payable to policyholders for S/91.5 million, accounts payable to intermediaries for S/87.3 million, accounts payable for the purchase of deferred foreign currency for S/65.9 million, accounts payable for premiums to the Deposit Insurance Fund for S/46.4 million, interbank operations to be settled with the BCRP for S/39.6 million, Liquidation Funds of Financiera TFC for S/12.5 million, repurchase agreements to be settled for S/9.5 million, accounts payable to an associate for S/3.9 million, among others).

j)
As of December 31, 2021, the balance corresponds mainly to S/17.3 million recorded by Banco de Crédito del Perú. As of December 31, 2020, the balance corresponds mainly to S/18.9 million recorded by Banco de Crédito del Perú.

k)	The movement of the provision for sundry risks for the years ended December 31, 2021, 2020 and 2019 was as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	514,382	359,853	342,350
Provision, Note 29	70,824	140,897	27,272
Increase (decrease), net	28,806	13,632	(9,769)
Balances at the end of the year	614,012	514,382	359,853

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

Content
14	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Demand deposits	58,629,661	54,530,355
Saving deposits	56,945,262	50,069,129
Time deposits (c)	28,668,120	28,121,094
Severance indemnity deposits	4,017,065	7,736,747
Bank’s negotiable certificates	1,327,690	1,202,996
Total	149,587,798	141,660,321
Interest payable	753,064	705,181
Total	150,340,862	142,365,502

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2021	2020
	S/(000)	S/(000)
Non-interest-bearing -
In Perú	45,909,164	44,037,934
In other countries	5,942,042	3,585,185
	51,851,206	47,623,119

Interest-bearing -
In Perú	86,987,254	82,907,313
In other countries	10,749,338	11,129,889
	97,736,592	94,037,202
Total	149,587,798	141,660,321

Content
c)	The balance of time deposits classified by maturity is as follows:

	2021	2020
	S/(000)	S/(000)

Up to 3 months	14,133,476	13,750,133
From 3 months to 1 year	8,661,200	6,849,436
From 1 to 3 years	2,517,392	4,143,040
From 3 to 5 years	419,445	473,479
More than 5 years	2,936,607	2,905,006
Total	28,668,120	28,121,094

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2021 and 2020.

At December 31, 2021 and 2020, of the total balance of deposits and obligations, approximately S/50,478.8 million and S/45,448.1 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/115,637 and S/101,522, respectively.

As of December 31, 2021 and 2020, of the total balance of deposits and obligations, approximately 224,078.1 million Colombian pesos (equivalent to S/219.8 million) and 214,426.3 million Colombian pesos (equivalent to S/228.4 million), respectively, are secured by the Colombian “Financial Institutions Guarantee Fund” (Fogafín, for its Spanish acronym). At said dates, maximum amount of coverage per depositor recognized by “Fogafín” totaled 50,000,000.0 Colombian pesos (equivalent to S/49,050) and 50,000,000.0 Colombian pesos (equivalent to S/53,250), respectively.

Content
15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

International funds and others (b)	3,519,453	2,710,224
Promotional credit lines (c)	3,592,008	3,203,263
	7,111,461	5,913,487
Interest payable	101,485	64,770
Total	7,212,946	5,978,257

b)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Bank of America	920,036	–
Wells Fargo Bank NY (i)	677,790	181,050
Corporación Financiera de Desarrollo (COFIDE)	563,136	624,480
Citibank N.A (ii)	398,700	362,100
Banco de la Nación	185,000	260,000
Scotiabank Perú S.A.A.	180,198	100,000
Bancoldex	174,145	118,516
Banco BBVA Perú	119,900	107,900
Bancolombia S.A.	51,743	28,008
The Toronto Dominion Bank	–	271,575
Bank of New York Mellon (iii)	–	181,051
Sumitomo Mitsui Banking Corporation (iv)	–	181,050
Bankinter	–	72,420
Other minors than S/49.2 million	248,805	222,074
Total	3,519,453	2,710,224

As of December 31, 2021, the loans have maturities between enero de 2022 y marzo de 2032 (between January 2021 and March 2032, as of December 31, 2020) and accrue interest in soles currency at rates that fluctuate between 1.15 percent and 7.53 percent and accrue interest in foreign currency at rates that fluctuate between 0.40 percent and 8.30 percent (between 0.92 percent and 4.30 percent and between 0.40 percent and 8.30 percent, as of December 31, 2020).

Content
(i)
As of December 31, 2021, the loan amounting to US$10.0 million matured, which was covered by an interest rate swap (IRS) agreed and due in 2021, for a nominal amount equal to the principal and equal maturities, said loan was economically converted to a fixed rate.

(ii)
As of December 31, 2021, the loan amounting to US$100.0 million (US$100.0 million equivalent to S/362.1 million, as of December 31, 2020) matured, which was covered by an interest rate swap (IRS) for a nominal amount equal to the principal and the same maturity, note 13(c), said loan was economically converted to a fixed rate.

(iii)
As of December 31, 2021, the loan amounting to US$50.0 million (US$50.0 million equivalent to S/181.1 million, as of December 31, 2020) matured, which was covered by an interest rate swap (IRS) for nominal amounts equal to the principal and equal maturities, note 13(c), said loans were converted economically at a fixed rate.

(iv)
As of December 31, 2021, the loan amounting to US$50.0 million (US$50.0 million equivalent to S/181.1 million, as of December 31, 2020) matured, which was covered by an interest rate swap (IRS) for a nominal amount equal to the principal and the same maturity, note 13(c), said loan was economically converted to a fixed rate.

c)
Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Perú, they mature between January 2022 and January 2032 and bear annual interest in soles at rates that fluctuate between 6.0 percent and 7.60 percent and interest in foreign currency 7.75 percent at December 31, 2021 (between January 2021 and July 2029 and with annual interest in soles between 3.98 percent and 7.25 percent and interest in foreign currency 6.40 percent at December 31, 2020). These credit lines are secured by a loan portfolio totaling S/3,592.0 million and S/3,203.3 million, at December 31, 2021 and December 31, 2020, respectively.

Content
d)	The following table presents the maturities of due to banks and correspondents at December 31, 2021 and 2020 based on the period remaining to maturity:

	2021	2020
	S/(000)	S/(000)

Up to 3 months	1,786,693	2,343
From 3 months to 1 year	1,255,291	1,854,351
From 1 to 3 years	1,091,482	819,991
From 3 to 5 years	781,547	601,258
More than 5 years	2,196,448	2,635,544
Total	7,111,461	5,913,487

e)
As of December 31, 2021 and 2020, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/7,111.5 million and S/5,913.5 million, respectively.

f)
Certain debts to banks, correspondents and other entities include specific agreements on how the funds received should be used, the financial conditions that the Bank must maintain, as well as other administrative matters. In Management’s opinion, these specific agreements have been fulfilled by the Bank as of December 31, 2021 and 2020.

Content
16	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2021
	Technical reserves for claims (*)	Technical reserves for premiums (**)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	1,696,733	9,101,456	10,798,189
General insurance	714,700	684,950	1,399,650
Health insurance	144,147	192,525	336,672
Total	2,555,580	9,978,931	12,534,511

	2020
	Technical reserves for claims (*)	Technical reserves for premiums (**)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	1,288,056	8,784,732	10,072,788
General insurance	629,330	656,963	1,286,293
Health insurance	133,088	182,907	315,995
Total	2,050,474	9,624,602	11,675,076

(*) As of December 31, 2021, the life insurance technical reserves include the mathematical reserves of income amounting to S/6,759.7 million (S/ 6,806.1 million as of December 31, 2020).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims to be paid by reinsurers and co-insurers represent ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See note 9(b).

As of December 31, 2021, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/825.0 million, S/38.9 million y S/109.9 million, respectively (S/602.7 million, S/42.5 million and S/125.3 million, respectively, as of December 31, 2020).

The increase in reserves is mainly due to the mortality experienced due to COVID-19. Thus, the increase in the technical reserve for claims corresponds to the effect experienced by the business lines due to increases in the reserve amount for outstanding claims due to Over mortality and IBNR. Likewise, the increase in technical reserves for premiums is mainly due to the increase due to new sales in the Income line.

Content
As of December 31, 2021, due to the COVID-19 pandemic, IBNR reserves were calculated in two parts: a) IBNR reserve for regular claims and b) IBNR reserve for expected excess mortality (deaths above the average number of cases months pre-pandemic).

In the case of general and health risks, the retrospective analysis indicates that the amounts accrued are adequate and in Management’s opinion, the estimate of the reserve for IBNR is enough to cover any obligation as of December 31, 2021 and 2020.

In the case of Medical Assistance (AMED for its acronym in Spanish), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID-19 claims, which had a different frequency and cost than regular claims. See Note 3(e)(ii).

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

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2021 and 2020:

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	1,288,056	629,330	133,088	2,050,474
Gross claims, Note 26	2,183,789	375,162	325,307	2,884,258
Payments	(1,786,376)	(353,147)	(314,343)	(2,453,866)
Result for difference in change and others	11,264	63,355	95	74,714
Ending balance	1,696,733	714,700	144,147	2,555,580

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	908,362	590,588	77,278	1,576,228
Gross claims, Note 26	1,383,344	326,183	281,627	1,991,154
Payments	(1,012,012)	(363,374)	(225,882)	(1,601,268)
Result for difference in change and others	8,362	75,933	65	84,360
Ending balance	1,288,056	629,330	133,088	2,050,474

Content
The increase in technical reserves for claims mainly corresponds to excess mortality in the Life Insurance Businesses and the provision of services for Health Insurance. The impact by business is detailed below:

2021
Business line	IBNR Balance COVID - 19	Claims reported COVID – 19	Total Impact COVID-19
Vida Individual	S/ 18.0 MM	S/ 39.0 MM	S/ 57.0 MM
Vida Grupo	S/ 13.9 MM	S/ 18.7 MM	S/ 32.6 MM
Vida Ley	S/ 27.2 MM	S/ 44.4 MM	S/ 71.6 MM
Vida Crédito	S/ 45.6 MM	S/ 162.9 MM	S/ 208.5 MM
SISCO	S/ 67.8 MM	S/ 286.5 MM	S/ 354.3 MM
Asistencia Médica	S/ 19.8 MM	S/ 38.7 MM	S/ 58.5 MM
Totales	S/ 192.3 MM	S/ 590.2 MM	S/ 782.5 MM

2020
Business line	IBNR Balance COVID - 19	Claims reported COVID – 19	Total Impact COVID-19
Vida Individual	S/ 7.0 MM	S/ 17.1 MM	S/ 24.1 MM
Vida Grupo	S/ 9.8 MM	S/ 9.0 MM	S/ 18.8 MM
Vida Ley	S/ 11.3 MM	S/ 19.4 MM	S/ 30.7 MM
Vida Crédito	S/ 21.7 MM	S/ 101.8 MM	S/ 123.5 MM
SISCO	S/ 49.0 MM	S/ 112.9 MM	S/ 161.9 MM
Asistencia Médica	S/ 24.5 MM	S/ 33.1 MM	S/ 57.6 MM
Totales	S/ 123.3 MM	S/ 293.3 MM	S/ 416.6 MM

c)	Movement of reserves for premiums (direct and assumed) that occurred during the years 2021 and 2020:

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	8,784,732	656,963	182,907	9,624,602
Time course expenses and others	(55,135)	2,710	–	(52,425)
Unearned premium and other technical reserves variation, net	(539)	(21,844)	9,371	(13,012)
Insurance subscriptions	751,942	6,374	–	758,316
Adjustment by application of market rates (i)	(771,711)	–	–	(771,711)
Result for difference in change and others	392,167	40,747	247	433,161
Ending balance	9,101,456	684,950	192,525	9,978,931

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	7,548,684	651,129	174,192	8,374,005
Time course expenses and others	75,115	818	–	75,933
Unearned premium and other technical reserves variation, net	1,006	(36,323)	8,501	(26,816)
Insurance subscriptions	599,149	5,941	–	605,090
Adjustment by application of market rates (i)	263,820	–	–	263,820
Result for difference in change and others	296,958	35,398	214	332,570
Ending balance	8,784,732	656,963	182,907	9,624,602

Content
The increase in technical reserves for premiums is mainly due to the increase in sales.

(i)
As of December 31, 2021, the variation corresponds mainly to a change in the methodology in the reinvestment rate (purchase at market) and the increase in investment rates at market, generating a greater release of reserves compared to 2020 (at a higher rate of discount, the reserves constituted are lower). As of December 31, 2020, the increase corresponds mainly to the reduction of investment rates to market.

The main assumptions used to estimate of retirement, disability and survival annuities and individual life reserves are as follows:

	2021		2020
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Investment Rates: Between 3.75% - 8.02% Reinvestment Rates: Between 2.5% - 5.25%	SPP-S-2017 and SPP-I- 2017	Investment Rates: Between 3.21% - 7.96% Reinvestment Rates: Between 2.50% - 5.25%
Pension Insurance - Definitive Regime (Claims with an accrual date until May 2011).	B-85 and MI-85	Soles VAC 1.37% / Nominal US dollar 3.61%	B-85 and MI-85	Soles VAC 1.7% / Nominal US dollar 3.68%
Pension Insurance - Definitive Regime (Claims with an accrual date from June 2011)	B-85 adjusted and MI-85	Soles VAC 1.37% / Nominal US dollar 3.61% / Adjusted Soles 5.12% / Adjusted Dollars 3.61%	B-85 Adjusted and MI-85	Soles VAC 1.7% / Nominal US dollar 3.68% / Adjusted Soles 5.25% / Adjusted Dollars 3.68%
Pension Insurance - Temporary Regime (IFRS reserve) All Claims	SPP-S-2017- and SPP-I-2017	Soles VAC 3.614%	SPP-S-2017- and SPP-I-2017	Soles VAC 3.648%
SCTR (IFRS Reserve) Claims settled until December 2019	SPP-S-2017- and SPP-I-2017	Soles VAC 3.663%	SPP-S-2017 and SPP-I-2017	Soles VAC 3.672%
SCTR (IFRS Reserve) Claims settled since January 2020	SPP-S-2017- and SPP-I-2017	Soles VAC 2.748%	SPP-S-2017 and SPP-I-2017	Soles VAC 2.734%
Individual life	CSO 80 adjusted	4.00 – 5.00%	CSO 80 adjustable	4.00 – 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2021 and 2020, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	2021			2020
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
			%			%
Portfolio in S/ - Base amount	3,951,240	–	–	4,121,791	–	–
Changes in interest rates: + 100 bps	3,581,606	(369,633)	(9.35)	3,783,665	(338,126)	(8.20)
Changes in interest rates: - 100 bps	4,398,670	447,430	11.32	4,530,919	409,128	9.93
Changes in Mortality tables to 105%	3,923,102	(28,138)	(0.71)	4,095,670	(26,121)	(0.63)
Changes in Mortality tables to 95%	3,980,673	29,433	0.74	4,148,940	27,149	0.66

Portfolio in US$ - Base amount	672,130	–	–	847,563	–	-
Changes in interest rates: + 100 bps	623,665	(48,465)	(7.21)	801,574	(45,989)	(5.43)
Changes in interest rates: - 100 bps	729,743	57,613	8.57	902,102	54,539	6.43
Changes in Mortality tables to 105%	666,489	(5,641)	(0.84)	842,068	(5,495)	(0.65)
Changes in Mortality tables to 95%	677,982	5,852	0.87	853,308	5,745	0.68

Content
17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			As of December 31, 2021			As of December 31, 2020
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)

Senior notes - BCP (i)	4.25	Semi-annual	April 2023	US$716,301	2,821,515	April 2023	US$716,301	2,552,985
Senior notes - BCP (ii)	From 2.70 to 5.38	Semi-annual	January 2025	US$700,000	2,721,570	January 2025	US$700,000	2,453,353
Senior notes - BCP (iii)	From 4.65 to 4.85	Semi-annual	September 2024	S/2,900,000	2,484,121	September 2024	S/2,900,000	2,469,832
Senior notes - Credicorp Ltd. (iv)	2.75	Semi-annual	June 2025	US$500,000	1,906,364	June 2025	US$500,000	1,737,139
Senior notes - BCP (v)	Libor 3M + 55 pb	Quarterly	March 2022	US$30,000	119,585	March 2022	US$30,000	108,479
Senior notes - BCP (vi)	0.45	Semi-annual	December 2023	¥5,000,000	172,773	-	-	-
Senior notes - BCP (vii)	0.42	Semi-annual	-	-	-	August 2021	¥5,000,000	175,087
Senior notes - BCP (viii)	Libor 3M + 100 pb	Quarterly	-	-	-	March 2021	US$70,000	253,412

MMT 100 - Secured notes- CCR Inc. (ix)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	104,659	July 2022	US$315,000	257,996

Corporate bonds -

Fourth program
Tenth issuance (Series A, B and C) - BCP	From 5.31 to 5.50	Semi-annual	October 2022 / November 2022	S/400,000	399,923	December 2021/ November 2022	S/550,000	527,794

Fifth program
Third issuance (Series C) - BCP	4.25	Semi-annual	July 2022	S/109,310	109,182	July 2022	S/109,310	108,980
Third issuance (Series D) - BCP	3.88	Semi-annual	August 2022	S/42,660	42,580	August 2022	S/42,660	42,456
Third issuance (Series B) - BCP	4.88	Semi-annual	-	-	-	October 2021	S/42,200	42,169
Third issuance (Series A) - BCP	4.59	Semi-annual	-	-	-	July 2021	S/70,770	69,178
					551,685			790,577

Content
			As of December 31, 2021			As of December 31, 2020
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		S/(000)	S/(000)

Subordinated bonds - BCP (x)	From 3.13 to 6.13	Semi-annual	April 2027 / September 2031	US$1,350,000	5,269,458	April 2027 / July 2030	US$1,144,700	4,028,266

Subordinated bonds - BCP (x)	6.88	Semi-annual	-	-	-	September 2026	US$181,505	651,176

Subordinated bonds -
First program
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	239,220	November 2026	US$60,000	217,260
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	May 2027	S/15,000	15,000

Second program
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	December 2030	US$50,000	181,511	December 2030	US$50,000	164,784
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000
First issuance (Series A) - Mibanco (xi)	8.50	Semi-annual	-	-	-	May 2026	S/100,000	100,000

Third program
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	80,453	August 2022	Bs137,200	73,546
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	August 2030	Bs100,000	58,461	August 2030	Bs100,000	53,278
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	40,922	August 2028	Bs70,000	37,295

Fourth program
First issuance (Series A) - MiBanco (xi)	5.84	Semi-annual	March 2031	S/155,000	146,276	-	-	-
					791,843			691,163

Negotiable certificate of deposit - Mibanco	From 1.71 to 5.80	Annual	January 2022 / August 2025	S/939	845	January 2021 / November 2024	S/1,385	1,385

Subordinated negotiable certificates - BCP	Libor 3M + 279 bp	Quarterly	-	-	-	November 2021	US$2,960	10,718

					16,944,418			16,181,568
Interest payable					134,411			137,839
Total					17,078,829			16,319,407

Content
During the first quarter of 2018, in accordance with the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of certain bonds, issued in US. dollar at a fixed rate, through the liquidation of the IRS. The accumulated profit of the fair value of these bonds at the time of the liquidation of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in the liability, which has been transferred to the consolidated statement of income up to the date of maturity of said bonds. As of December 31, 2021, the liability amounts to US$0.9 million, equivalent to S/3.6 million, (US$2.6 million, equivalent to S/9.5 million, as of December 31, 2020). The amount recorded in the interim condensed consolidated statement of income ended December 31, 2021, amounts to US$1.7 million, equivalent to S/6.6 million (US$6.1 million, equivalent to S/21.2 million, during the period ended December 31, 2020).

In addition, international issues maintain certain operating covenants, which, in Management’s opinion, the Group has complied with at the dates of the statement of financial position.

(i)
The Bank can redeem the total or part of the notes at any time, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 50 basis point. The payment of principal will take place on the due date of the notes or when the Bank redeems these notes.

(ii)
In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the US$ 800.0 million issued in September of 2010, managing to repurchase US$ 220.3 million and exchanging US$ 205.0 million with new senior notes, at market rates , whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank kept a notional value payable amounting to US$374.6 million, which matured in September 2020.

In the same way, in September 2019, the Bank issued senior notes of approximately US$700.0 million (that amount includes the US$205.0 million of the exchange mentioned in the paragraph before). The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 10, 2024, at a redemption price equal to or greater than : (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

On December 31, 2021, the Bank maintains a CCS which was designated as cash flows hedges of a part of senior notes in US dollar subject to exchange rate risk for a notional amount of US$50.0 million, equivalent to S/199.4 million (US$50.0 million equivalent to S/181.1 million, as of December 31, 2020), see note 13(c). By means of the CCS, the cover part of senior notes was economically converted to soles.

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

Content
(iv)
In June 2020, Credicorp Ltd. issued Senior Notes for approximately US$500.0 million, equivalent to S/1,993.5 million as of December 31, 2021 (US$500.0 mllion, equivalent to S/1,810.5 million as of December31, 2020) at fixed interest rate, whose maturity date is on June 17, 2025.

These Senior Notes can redeem the whole or part mainly by the following ways (i) at any time prior to May 17, 2025, make whole or partial call, at Treasury plus 40 basis points, and (ii) at any time on or after May 17, 2025, at par value.

The payment of principal will take place on the due date or when Credicorp Ltd. redeems the notes.

At December 31, 2021, the Group has designated as a hedge of a net investment of a foreign operation a portion of these bonds issued for approximately US$228.8 million, equivalent to S/912.2 million (US$135.4 million, equivalent to S/490.3 million, as of December 31, 2020), which hedges by the same amount the exposure of the net investment in the subsidiary Atlantic Security Holding Corporation (ASHC), established in Cayman Islands and whose functional currency is the US dollar, see note 34.2(b)(ii). This hedge covers the fluctuation in the exchange rate risk associated with the conversion of the net investment held in ASHC to the Group’s functional currency (soles).

(v)
On December 31,  2021, the Group maintains an IRS for a notional amount of  US$30.0 million, equivalent to S/119.6 million (US$30.0 million equivalent to S/108.6 million, as of December 31, 2020), see note 13(c), which was designated as cash flows hedge of a corporate bond issued in US dollar at a variable rate. By means of the IRS, this bond was economically converted to a fixed interest rate.

(vi)
In November of 2021, the Bank issued Senior Notes for approximately JPY5,000.0 million, equivalent to S/173.2 million as of December 31, 2021 at fixed interest rate of 0.45 percent, which matures on December 31, 2023.

As of December 31, 2021, the cash flows of the notes issued in yen subject to exchange rate risk have been hedged through a CCS designated as a cash flow hedge, for a notional amount of JPY5,000.0 million, equivalent to S/173.2 million, see note 13(c).

(vii)
In July of 2019, the Bank issued Senior Notes for approximately JPY5,000.0 million, equivalent to S/185.7 million as of August 31, 2021 (JPY5,000.0 million, equivalent to S/175.3 million as of December 31, 2020) at fixed interest rate. These Notes matured in August 2021.

As of August 31, 2021, the CCS that was designated as a cash flow hedge of the notes issued in yen has matured for a notional amount of JPY5,000.0 million. By means of the CCS, the note was economically converted to soles.

(viii)	In February of 2019, the Bank issued Senior Notes for approximately US$70.0 million at variable rate. These Notes matured in March 2021.

On March, an interest rate swap (IRS), which was designated as cash flows hedge of these Senior Notes, matured for a notional amount of US$70.0 million (US$70.0 million equivalent to S/253.5 million as of December 31, 2020), see note 13(c). By means of the IRS, the note was economically converted to a fixed interest rate.

Content

(ix)
This issue is guaranteed by the future collection of electronic payment orders sent to BCP (including foreign branches) through the Society Worldwide Interbank Financial Telecommunications, through which the correspondent bank uses the network to places orders of payment to the beneficiary that is not a financial institution.

(x)
In July 2020, The Bank repurchased US$294.6 million from the total US$476.1 million outstanding amount of “6.875% Fixed- to-Floating Rate Subordinated Notes due 2026”. Also, the Bank repurchased US$224.9 and exchanged US$200.4 million from the total US$720 million outstanding amount of “6.125% Fixed-to-Floating Rate Subordinated Notes due 2027”.

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

Through a repurchase offer announced in March 2021, the Bank repurchased US$88.5 million and exchanged US$11.0 million from the total US$294.7 million outstanding amount of “6.125% Fixed-to-Floating Rate Subordinated Notes due 2027”, which were registered and settled on March 31, 2021. Also, in June 2021, US$60.6 million were repurchased from the total US$181.5 million outstanding amount of “6.875% Fixed-to-Floating Rate Subordinated Notes due 2026”.

On March 29, 2021, the Bank announced its decision to exercise the Make-Whole Redemption option of the entire two subordinated Notes, “6.875% Fixed-to-Floating Rate Subordinated Notes due 2026” and “6.125% Fixed-to-Floating Rate Subordinated Notes due 2027”, whose holders have not accepted. The redemption date for both bonds was effective on April 28, 2021.

On the other hand, effective on March 30, 2021, the Bank issued Subordinated Notes under the Medium-Term Bond Program amounting to US$500.0 million at a semi-annual rate of 3.25 percent maturing in September 2031 called “3,250% Subordinated Fixed-to-Fixed Rate Notes due 2031 (Callable 2026)”. As of September 30, 2026, It will be paid a fixed interest rate equal to U.S. Treasury interest rate, comparable to 5 years, plus 245.0 basis points. On September 30, 2026, the Bank may redeem all or part of the notes at a redemption price equal to 100% of the aggregate amount of the principal of the notes to be redeemed. From now on, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (1) 100% of the principal amount of the notes and (2) the sum of the remaining cashflows discounted at a rate equivalent to the U.S. Treasury interest rate plus 40 basis points. The payment of the principal will take place on the expiration date of the notes or when the Bank redeems them.

(xi)
On March 30, 2021, Mibanco S.A. issued the Fourth Program Series A Subordinated Bonds amounting to S/155.0 million with a fixed rate of 5.84 percent, which matures on March 31, 2031. The payment of the principal will take place on the maturity date, or when Mibanco S.A. redeems them, only after a minimum term of 5 years from issuance date.

Also, on May 13, 2021, Mibanco S.A. exercised the option for early redemption from Second Program Series A Subordinated Bonds issue amounting to S/100.0 million.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	As of December 31,	As of December 31,
	2021	2020
	S/(000)	S/(000)

Up to 3 months	164,559	291,866
From 3 months to 1 year	692,342	547,325
From 1 to 3 years	5,478,658	3,294,335
From 3 to 5 years	4,628,011	6,714,223
More than 5 years	5,980,848	5,333,819
Total	16,944,418	16,181,568

18	EQUITY

a)	Capital stock -

As of December 31, 2021, 2020 and 2019 a total of 94,382,317 shares have been issued at US$5 per share.

Content
b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain as of December 31, 2021, 2020 and 2019:

	Number of shares
As of December 31, 2021	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	134,133	134,133
Grupo Crédito	–	7,871	7,871
Pacífico Seguros	–	22,966	22,966
Credicorp Capital Servicios Financieros	–	15,561	15,561
Mibanco	–	14,418	14,418
ASB Bank Corp (Atlantic Security Bank)	–	11,193	11,193
Prima AFP	–	6,406	6,406
Other minors	–	16,975	16,975
	14,620,846	229,523	14,850,369

	Number of shares
As of December 31, 2020	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	159,339	159,339
Grupo Crédito	–	32,512	32,512
Pacífico Seguros	–	29,845	29,845
Credicorp Capital Servicios Financieros	–	17,598	17,598
Mibanco	–	14,872	14,872
Atlantic Security Bank	–	11,434	11,434
Prima AFP	–	7,664	7,664
Other minors	–	20,342	20,342
	14,620,846	293,606	14,914,452

	Number of shares
As of December 31, 2019	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	134,169	134,169
Pacífico Seguros	–	29,539	29,539
Credicorp Capital Servicios Financieros	–	13,830	13,830
Mibanco	–	9,060	9,060
Credicorp Perú	–	21,695	21,695
Credicorp Capital Limited	–	9,518	9,518
Prima AFP	–	6,397	6,397
Other minors	4,387	22,723	27,110
	14,625,233	246,931	14,872,164

(*) Corresponds to treasury stock that were granted to employees and senior management, for which they have the right to vote. These stocks are not vested at said dates, see Note 20.

During 2021, 2020 and 2019, the Group purchased 97,951, 240,151 and 129,807 shares of Credicorp Ltd., respectively, for a total of US$16.1 million (equivalent to S/58.9 million), US$44.4 million (equivalent to S/151.9 million) and US$31 million (equivalent to a S/103.2 million), respectively.

Content
c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. As of December 31, 2021, 2020 and 2019, the balance of this reserves amounts approximately to S/7,088.6 million, S/6,990.1 million and S/6,236.5 million, respectively.

At the Board meetings held on February 25, 2021, February 27, 2020 and February 27, 2019, the decision was made to transfer from “Retained earnings” to “Reserves” S/347.0 million, S/1,977.1 million and S/1,858.8 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassified to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2019	452,551	229,470	(3,161)	–	29,593	708,453
Decrease (increase) in net unrealized gains on investments	(58,342)	762,132	–	–	–	703,790
Transfer to results of the net realized loss of investments	–	420,987	–	–	–	420,987
Transfer of the impairment credit loss on investments to profit or loss	–	(745)	–	–	–	(745)
Change in net unrealized loss on cash flow hedges derivatives	–	–	(62,002)	–	–	(62,002)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	–	–	35,059	–	–	35,059
Other reserves	–	–	–	(658,491)	–	(658,491)
Foreign exchange translation	–	–	–	–	(58,862)	(58,862)
Balance as of December 31, 2019	394,209	1,411,844	(30,104)	(658,491)	(29,269)	1,088,189
Decrease (increase) in net unrealized gains on investments	(79,007)	352,008	–	–	–	273,001
Transfer to results of the net realized loss of investments	–	440,416	–	–	–	440,416
Transfer of recovery of credit loss of investments to profit or loss	–	52,263	–	–	–	52,263
Change in net unrealized loss on cash flow hedges derivatives	–	–	(66,782)	–	–	(66,782)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	–	–	55,784	–	–	55,784
Other reserves	–	–	–	(234,107)	–	(234,107)
Foreign exchange translation	–	–	–	–	258,353	258,353
Net movement in hedges of net investments in foreign businesses	–	–	–	–	(1,219)	(1,219)
Balance as of December 31, 2020	315,202	2,256,531	(41,102)	(892,598)	227,865	1,865,898
Decrease in net unrealized gains on investments	(108,317)	(2,411,900)	–	–	–	(2,520,217)
Transfer to results of the net realized loss of investments	–	3,848	–	–	–	3,848
Transfer of recovery of credit loss of investments to profit or loss	–	8,121	–	–	–	8,121
Change in net unrealized gain on cash flow hedges derivatives	–	–	97,251	–	–	97,251
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(56,422)	–	–	(56,422)
Other reserves	–	–	–	733,932	–	733,932
Foreign exchange translation	–	–	–	–	160,810	160,810
Net movement in hedges of net investments in foreign businesses	–	–	–	–	(57,319)	(57,319)
Balance as of December 31, 2021	206,885	(143,400)	(273)	(158,666)	331,356	235,902

Content
d)	Components of other comprehensive income -

The movement of the item is as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods
Net unrealized (loss) gain	(2,411,900)	352,008	762,132
Transfer to results of net realized loss	3,848	440,416	420,987
Transfer of recovery (provision) of credit loss to profit or loss	8,121	52,263	(745)
Sub total	(2,399,931)	844,687	1,182,374
Non-controlling interest	(39,890)	13,814	16,082
Income tax	(52,086)	11,717	22,259
	(2,491,907)	870,218	1,220,715

Cash flow hedge reserves:
Net gain (loss) on cash flow hedges	97,251	(66,782)	(62,002)
Transfer of net realized (gains) losses on cash flow hedges derivatives to profit or loss	(56,422)	55,784	35,059
Sub total	40,829	(10,998)	(26,943)
Non-controlling interest	923	(252)	(618)
Income tax	16,834	(3,933)	(10,290)
	58,586	(15,183)	(37,851)

Other reserves:
Insurances reserves	733,932	(234,107)	(658,491)
Non-controlling interest	8,513	(2,867)	(8,065)
Income tax	26,846	(26,846)	–
	769,291	(263,820)	(666,556)

Foreign exchange traslation:
Exchange gains or losses	160,810	258,353	(58,862)
Net movement in hedges of net investments in foreign businesses	(57,319)	(1,219)	–
Sub total	103,491	257,134	(58,862)
Non-controlling interest	358	(1,301)	539
	103,849	255,833	(58,323)
Not to be reclassified to the consolidated statement of income in later periods:
Equity instruments at fair value through other comprehensive income -
Net unrealized loss	(108,317)	(79,007)	(58,342)
Non-controlling interest	33	(165)	(3)
Income tax	(5,402)	(3,414)	(5,999)
	(113,686)	(82,586)	(64,344)
Attributable to:
Credicorp’s equity holders	(1,629,996)	777,709	379,736
Non-controlling interest	(30,063)	9,229	7,935
	(1,660,059)	786,938	387,671

Content
e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors :

	2021	2020	2019

Date of Meeting - Board of Directors	26.08.2021	27.02.2020	27.02.2019
Dividends distribution, net of treasury shares effect (in thousands of soles)	398,808	2,392,844	1,595,229
Payment of dividends per share (in soles)	5.0000	30.0000	20.0000
Date of dividends payout	07.10.2021	08.05.2020	10.05.2019
Exchange rate published by the SBS	4.1310	3.4081	3.3150
Dividends payout (equivalent in thousands of US$)	96,540	702,105	481,215

In the Board of Directors held in September 25, 2019, they agreed an additional dividend payment, net of the effect of treasury stock, for approximately S/638.1 million from the retain earnings and reserves. Said dividends have been paid in November 22, 2019.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2021, 2020 and 2019 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

As of December 31, 2021 and 2020, the regulatory capital requirement (“patrimonio efectivo” in Perú) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Perú, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/29,741.6 million and S/28,969.3 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/10,294.3 million and S/7,973.9 million, respectively, the minimum regulatory capital required by the SBS.

Content
19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Perú as of December 31, 2021, 2020 and 2019 was 29.5 percent of the taxable income after calculating the worker’s participation, which is determined using a rate of 5.0 percent.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2021 and December 31, 2020. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent. Situation that as of the 2021 administration, was also established for brokerage firms, investment fund management companies and insurance entities.

In the case of Chile, there were two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all its Subsidiaries were taxed under the partially integrated regime, whose first category income tax rate for domiciled legal entities was 27.0 percent. This regime was maintained until December 31, 2019.

With the change in Chile’s tax legislation in 2020, two new regimes currently in force are established: the general regime and the Pro SME regime, for smaller companies. Credicorp Capital Holding Chile, like all its subsidiaries, is taxed under the general tax regime, whose first category income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2021.

On the other hand, natural or legal persons not domiciled in Chile will be subject to a tax called “Additional income tax” whose rates range between 4.0 percent and 35.0 percent, depending on the nature of the rent. Additionally, Chile has signed agreements to avoid double taxation with different countries, so that certain income could be released from withholding taxes or for the use of reduced rates.

In the case of Colombia, according to Law No.2155 of 2021 issued on September 14, 2021, the income tax rate for the year 2022 will be 35.0 percent of taxable income, for financial institutions it will be You must pay some additional points to the income tax and complementary during the following taxable periods:

Financial institutions must pay some additional points to the income tax and complementary during the following taxable periods:

-	For the taxable year 2022, 3.0 percent points will be added to the general tax rate, totaling 38.0 percent.
-	For the taxable year 2023, 3.0 percent points will be added to the general tax rate, totaling 38.0 percent.
-	For the taxable year 2024, 3.0 percent points will be added to the general tax rate, totaling 38.0 percent.

Content
The additional rate will be applicable only to financial institutions that in the corresponding tax year have a taxable income equal to or greater than 120,000 Tax Value Unit (“UVT”), which as of December 31, 2021 is equivalent to a total of S/4.7 million (S/4.5 million as of December 31, 2020); in this sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and MiBanco Colombia must pay income tax taking into consideration the above. In the event that the company receives occasional profits, quoted and established by the National Government in the Tax Statute and that are not subject to income tax, the company must apply a differential rate of 10.0 percent on net profit and expenses. associated respectively.

The Tax Reform Law No.2155 of 2021 repeals paragraph 1 of article 115 of the Tax Statute, which would allow from the year 2022 to take 100.0 percent of the industry and commerce tax as a tax discount for income tax, notices and boards. Thus, only 50.0 percent of the industry and commerce tax, notices and boards can be taken as a tax discount.

In addition to the Tax Reform Law No.2155 of 2021, the possibility of reducing the term of finality of the income tax return and complementary for the taxable periods 2022 and 2023 is established as follows:

Increase in net income tax compared to the previous year	Firmness of the declaration
35 percent	6 months
25 percent	12 months

Content
The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2021		2020		2019
	In millions	%	In millions	%	In millions	%

Theoretical tax and income tax rate in Perú	(1,573.2)	(29.50)	(66.1)	(29.50)	(1,762.2)	(29.50)
Decrease (Increase) in the statutory tax rate due to:
(i) Decrease (Increase) due to the profit of subsidiaries not domiciled in Perú	(12.8)	(0.24)	50.1	22.36	49.6	0.83
(ii) Provision tax on dividends	(78.6)	(1.47)	(44.6)	(19.91)	(142.1)	(2.39)
(iii) Non-taxable income, net	3.5	0.06	117.3	52.32	231.5	3.91
(iv) Change in estimate of deferred tax rate, net (Banco de Crédito de Bolivia)	–	–	53.3	23.80	–	–
Income tax and effective income tax rate	(1,660.99)	(31.15)	109.98	49.06	(1,623.18)	(27.14)

As of December 31, 2021, the variation corresponds mainly to the increase in Profit before Taxes without considering the Profit in Subsidiaries of Banco de Crédito del Perú and Pacifico Compañía de Seguros y Reaseguros S.A and the untaxed profit of Pacifico Compañía de Seguros y Reaseguros. S.A. As of December 31, 2020, the variation corresponds mainly to the reduction of Profit before Taxes without considering the Profits in Subsidiaries of Banco de Crédito del Perú and Pacifico Compañía de Seguros y Reaseguros S.A and the change in estimate of deferred tax rate from Banco de Crédito de Bolivia.

b)	Income tax expense for the years ended December 31, 2021, 2020 and 2019 comprises:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Current -
In Perú	945,937	926,361	1,469,497
In other countries	167,657	110,973	206,120
	1,113,594	1,037,334	1,675,617

Deferred -
In Perú	548,920	(927,130)	(30,862)
In other countries	(1,527)	(220,181)	(21,573)
	547,393	(1,147,311)	(52,435)
Total	1,660,987	(109,977)	1,623,182

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

Content
As of December 31, 2021, the variation in deferred income tax is mainly due to a lower provision for credit risks of the loan portfolio. As of December 31, 2020, the variation in the income tax expense and the deferred is mainly due to the increase in approximately S/725.0 million because of the increase of the allowance of loan losses. Also, the increase of the recognition of a lower deduction for S/68.0 million in relation to intangible assets since there is a lower number of activated projects at the end of said period.

c)	The following table presents a summary of the Group’s deferred income tax:

	2021	2020
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	1,266,336	1,738,240
Provision for profit sharing	84,625	40,648
Provision for sundry expenses and risks	62,029	24,972
Carry forward tax losses	35,243	34,972
Provision for pending vacations	28,287	25,994
Depreciation of improvements for leased premises	28,177	24,945
Unrealized losses due to valuation of investments at fair value through other comprehensive income	23,744	999
Provision of Stock awards	14,641	15,325
Unrealized losses due to valuation of investments at fair value through other comprehensive income	7,372	21,062
Freezing credits (zero rate) and FAE funds	–	45,317
Provision of interest on overdue refinanced loans	–	24,254
Others	97,732	83,717

Deferred liability
Intangibles, net	(242,521)	(219,980)
Adjustment for difference in exchange of SUNAT and SBS	(119,246)	(28,424)
Buildings depreciation	(59,029)	(65,052)
Deferred acquisitions costs - DAC	(15,900)	(14,705)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(10,966)	(28,377)
Unrealized gain from valuation of fair value hedging derivatives	(8,800)	(13,714)
Buildings revaluation	(3,642)	(4,234)
Unrealized gain in valuation on cash flow hedge derivatives	(3,407)	(3,974)
Fluctuation of the fair value of the covered bonds	–	(1,707)
Others	(7,316)	(6,623)
Total	1,177,359	1,693,655

Content
	2021	2020
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Provision for sundry expenses and risks	20,710	18,634
Carry forward tax losses	19,757	19,443
Unrealized losses due to valuation of investments at fair value through other comprehensive income	16,636	20,488
Deferred income from commissions on remuneration	7,850	4,041
Provision for profit sharing	6,193	9,021
Others	16,519	21,514

Deferred liability
Intangibles, net	(41,179)	(41,491)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs - DAC	(23,160)	(26,616)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(22,839)	(36,796)
Reserve for reinstatement premium costs and deductibles	(11,762)	(10,682)
Leasing operations related to loans	(3,409)	(3,595)
Buildings revaluation	(3,296)	(3,558)
Others	(47,563)	(36,417)
Total	(105,058)	(105,529)

As of December 31, 2021, the Group has recorded a deferred liability of deferred income tax of S/14.4 million corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

As of December 31, 2020 and 2019, the Group has recorded a deferred liability of deferred income tax of S/14.4 million for both periods corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

d)
The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016 to 2021
MiBanco, Banco de la Microempresa S.A.	2016 to 2021
Pacífico Compañía de Seguros y Reaseguros	2017 to 2021
Credicorp Capital Servicios Financieros	2017 to 2021
Credicorp Capital Perú	2017 to 2021
Credicorp Capital Holding Perú S.A.A.	2017 to 2021

Content
       It is important to mention that the Peruvian Tax Authority is auditing the Income Tax declaration of 2015 and 2016 to 2017 of MiBanco and Banco de Crédito del Perú, respectively.

The Tax Authority concluded the audit of Banco de Crédito del Perú for the years 2014 and 2015, obtaining satisfactory results.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax the subsidiaries to Credicorp located in said countries, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses.

The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2016 to 2020
Credicorp Capital Colombia	2016 to 2020
Credicorp Capital Holding Chile	2019 to 2020

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2021 and 2020.

Content
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

As of December 31, 2021, 2020 and 2019, the Group has granted 88,507, 175,930 and 116,594 Credicorp shares, of which 229,523, 293,606 and 246,931 shares not vested as of December 31, 2021, 2020 and 2019, respectively. During those years, the recorded expense amounted to approximately S/ 74.0 million, S/ 104.5 million and S/ 120.1 million, respectively, see Note 27.

Content
21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Contingent credits – indirect loans (b)
Guarantees and standby letters	20,455,238	18,562,120
Import and export letters of credit	2,459,105	2,411,690
Sub-total, Note 7(b)	22,914,343	20,973,810

Responsibilities under credit line agreements (c)	88,382,322	86,074,859
Total	111,296,665	107,048,669

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in note 13(c).

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

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

Content
22	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

a)	This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	10,170,680	10,027,834	10,664,519
Interest on investments at fair value through other comprehensive income (i)	1,152,542	1,097,952	1,070,469
Interest on investments at amortized cost (ii)	323,689	226,516	194,803
Interest on investments at fair value through profit or loss	50,562	47,696	46,170
Interest on due from banks (iii)	49,637	74,813	320,713
Dividends received	40,637	25,603	25,259
Other interest and similar income	62,659	47,234	59,731
Total	11,850,406	11,547,648	12,381,664

Interest and similar expense
Interest on deposits and obligations (iv)	(865,474)	(1,188,335)	(1,458,910)
Interest on bonds and notes issued	(800,801)	(883,913)	(900,172)
Interest on due to banks and correspondents (v)	(435,426)	(557,141)	(590,908)
Deposit Insurance Fund	(213,741)	(183,132)	(151,626)
Interest on lease liabilities	(27,374)	(32,295)	(36,484)
Other interest and similar expense	(145,610)	(131,490)	(151,813)
Total	(2,488,426)	(2,976,306)	(3,289,913)

(i)	The increase corresponds mainly to a higher yield on investments indexed by the Constant Updating Value (VAC), due to the increase in inflation, 6.43 percent in 2021 compared to 1.97 percent in 2020.

(ii)	The variation corresponds mainly to the increase in nominal amounts, in sovereign bonds, generating a yield of S/130.2 million in these investments.

Content
(iii)	During the year 2021, the item suffered a decrease that is mainly due to a significant drop in the interest rate remunerated by the BCR to the ordinary reserve accounts. See Note 4.

(vi)
The variation corresponds mainly to a decrease in interest on time and demand deposits as a result of lower rates offered in the market, as well as a reduction in CTS deposits after the government liberalized access to these funds.

(v)
During the year 2021, the balance of loans from international funds and collateralized repurchase agreements have decreased; as well as interest rates that have generated a lower interest accrual in the 2021 period.

23	COMMISSIONS AND FEES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services (i)	1,442,966	1,125,432	1,326,344
Funds and equity management	717,227	651,370	676,456
Contingent loans and foreign trade fees (ii)	459,165	372,586	372,647
Commissions for banking services	301,592	263,298	282,593
Brokerage, securities and custody services	121,974	110,615	95,207
Collection services	107,442	90,456	131,502
Commissions for consulting and technical studies	62,384	57,949	84,725
Commissions for salary advance and payment of services	52,557	34,766	49,998
Penalty commissions	21,420	53,859	84,757
Others	207,007	152,447	128,552
Total	3,493,734	2,912,778	3,232,781

The main variations in commissions and fees for the 2021 period with respect to the 2020 period are mainly due to the lower number of banking transactions in 2020 as a result of the lower dynamism of the economy as a consequence of COVID-19, see Note 2 (b).

(i)
The increase is due to a higher volume of credit and debit card consumption. As well as higher commissions in 2021 for the use of the Yapecard product. Finally, higher commissions were obtained for foreign bank transfers, within the country and interbank transfers.

(ii)	The increase is mainly due to higher commissions for letters of guarantee for legal entities, among other minor items.

Content
24	NET GAIN ON SECURITIES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Net gain in associates (i)	74,021	64,672	79,844
Net gain on investments at fair value with changes in other comprehensive income (ii)	65,976	291,944	317,862
Net (loss) gain on investments at fair value through profit or loss (iii)	(102,761)	221,060	147,582
(Provision) recovery of credit loss for investments at fair value with changes in other comprehensive income (iv), note 6(b)	(6,816)	(52,263)	745
Others	(1,770)	(2,331)	781
Total	28,650	523,082	546,814

(i)	It mainly includes the gain of its associated “Entidad Prestadora de Salud” for approximately S/54.0 million during the year 2021 (S/60.0 million during the year 2020).

(ii)	The result on investments at fair value through other comprehensive income is due to the net effect mainly from the following subsidiaries:

-	Banco de Crédito del Perú obtained a net loss of approximately S/87.8 million (during the year 2020, net profit of approximately S/161.4 million).

-	Credicorp Capital S.A. Corredores de Bolsa obtained a net loss of approximately S/2.8 million (during the year 2020, net profit of approximately S/11.8 million).

-	Pacifico obtained a net profit of approximately S/20.6 million (during the year 2020, net profit of approximately S/28.9 million).

-	Credicorp Capital Colombia S.A. obtained a net profit of approximately S/51.7 million (during the year 2020, net profit of approximately S/40.8 million).

-	ASB Bank Corp. obtained a net profit of approximately S/44.0 million (during the year 2020, net profit of approximately S/12.4 million).

-	Banco de Crédito de Bolivia obtained a net profit of approximately S/16.6 million (during the year 2020, net profit of approximately S/17.8 million).

(iii)	The result on investments at fair value through profit or loss is due to the net effect mainly from the following subsidiaries:

-
ASB Bank Corp. obtained a net loss of approximately S/45.9 million (during the year 2020, net profit of approximately S/146.3 million which corresponds mainly to the value fluctuation of the shares held in Royalty Pharma plc).

-	Credicorp Capital Colombia S.A. obtained a net loss of approximately S/46.9 million (during the year 2020, net profit of approximately S/93.1 million).

-	Atlantic Security Private Equity General Partner obtained a net profit of approximately S/17.1 million (during the year 2020, net loss of approximately S/47.0 million).

(iv)
As a result of the assessment of the impairment, during 2021 corresponds mainly to the net effect recorded mainly by the following subsidiaries: (i) impairment of S/11.3 million by Pacífico Seguros, (ii) recovery of impairment of S/3.9 million by Banco de Crédito del Perú, and (iii) recovery of impairment of S/0.8 million by Banco de Crédito de Bolivia. The result during 2020, corresponds to impairment recorded mainly by the following subsidiaries: (i) S/28.8 million by Pacífico Seguros, (ii) S/10.7 million by Banco de Crédito de Perú, and (iii) S/8.9 million by Banco de Crédito de Bolivia, due mainly to COVID-19. See more details of the impact of COVID-19 in Note 2(b).

Content
25	NET PREMIUMS EARNED

a)	This item consists of the following:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss, Note 8	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2021
Life insurance	2,508,154	(890,216)	1,617,938	(214,636)	54,663	1,457,965
Health insurance	630,790	(30,457)	600,333	(15,078)	-	585,255
General insurance	1,140,478	(3,176)	1,137,302	(508,992)	-	628,310
Total	4,279,422	(923,849)	3,355,573	(738,706)	54,663	2,671,530

2020
Life insurance	2,036,713	(754,480)	1,282,233	(115,347)	115,627	1,282,513
Health insurance	584,068	(22,366)	561,702	(12,309)	-	549,393
General insurance	1,021,136	(4,614)	1,016,522	(420,368)	-	596,154
Total	3,641,917	(781,460)	2,860,457	(548,024)	115,627	2,428,060

2019
Life insurance	1,984,279	(738,421)	1,245,858	(119,310)	93,664	1,220,212
Health insurance	571,006	(22,843)	548,163	(12,828)	-	535,335
General insurance	1,051,489	14,229	1,065,718	(427,022)	-	638,696
Total	3,606,774	(747,035)	2,859,739	(559,160)	93,664	2,394,243

(*)	This item includes earned premiums, reinsurance premiums accepted and coinsurance premiums accepted and received.

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(355,356)	(244,112)	(254,839)
Premiums ceded for facultative contracts, Note 9(b)	(392,346)	(327,098)	(289,386)
Annual variation of reserve risk in progress of premiums ceded, Note 9(b)	8,996	23,186	(14,935)
	(738,706)	(548,024)	(559,160)

Content
b)	Gross written premiums by insurance type are described below:

	2021		2020		2019
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	1,617,938	48.22	1,282,233	44.83	1,245,858	43.57
Health insurance (ii)	600,333	17.89	561,702	19.64	548,163	19.17
General insurance (iii)	1,137,302	33.89	1,016,522	35.53	1,065,718	37.26
Total	3,355,573	100.00	2,860,457	100.00	2,859,739	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2021		2020		2019
	S/(000)%		S/(000)%		S/(000)%

Credit life	593,370	36.67	582,064	45.39	536,091	43.03
Disability and survival (*)	645,194	39.88	458,653	35.77	470,066	37.73
Individual life (**)	119,220	7.37	46,391	3.62	60,705	4.87
Group life	150,777	9.32	129,315	10.09	128,656	10.33
Annuities	109,377	6.76	65,810	5.13	50,340	4.04
Total	1,617,938	100.00	1,282,233	100.00	1,245,858	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)
Health insurance gross written premiums after adjustments include medical assistance which amounts to S/ 519.8 million as of December 31, 2021 (S/ 483.1 million and S/ 464.7 million as of December 31, 2020 and 2019, respectively) and represents 86.59 percent of this line of business as of December 31, 2021 ( 86.01 and 84.78 percent as of December 31, 2020 and 2019,respectively).

(iii)	General insurance gross written premiums consist of the following:

	2021		2020		2019
	S/(000)%		S/(000)%		S/(000)%

Automobile	334,939	29.45	339,306	33.38	357,796	33.57
Fire and allied lines	311,048	27.35	271,380	26.70	293,392	27.53
Theft and robbery	110,815	9.74	88,751	8.73	110,395	10.36
Technical lines (*)	63,792	5.61	59,370	5.84	70,364	6.60
Third party liability	109,907	9.66	62,080	6.11	50,024	4.69
Transport	58,300	5.13	42,758	4.21	44,368	4.16
SOAT (Mandatory automobile line)	25,662	2.26	32,934	3.24	41,068	3.85
Marine Hull	29,414	2.59	23,091	2.27	27,005	2.53
Aviation	38,275	3.37	37,366	3.68	42,191	3.96
Others	55,150	4.84	59,486	5.84	29,115	2.75
Total	1,137,302	100.00	1,016,522	100.00	1,065,718	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

Content
26	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 16(b)	2,183,789	375,162	325,307	2,884,258
Ceded claims, Note 9(b)	(406,494)	(120,546)	(15,301)	(542,341)
Net insurance claims	1,777,295	254,616	310,006	2,341,917

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 16(b)	1,383,344	326,183	281,627	1,991,154
Ceded claims, Note 9(b)	(138,573)	(131,444)	(13,024)	(283,041)
Net insurance claims	1,244,771	194,739	268,603	1,708,113

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims	1,001,671	524,142	326,980	1,852,793
Ceded claims, Note 9(b)	(100,432)	(208,761)	(12,182)	(321,375)
Net insurance claims	901,239	315,381	314,798	1,531,418

As of December 31, 2021, the restrictions established by the government in relation to circulation and capacity in commercial activities began to be less rigid, which led to a gradual increase in claims in the general insurance business, but without reaching pre-pandemic levels, mainly in the Auto lines and in the Mandatory Traffic Accident Insurance (“SOAT” by its acronym in Spanish).

Content
27	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Salaries	2,090,835	1,958,770	1,816,939
Vacations, medical assistance and others (i)	342,435	285,891	360,334
Additional participation (ii)	342,065	165,859	243,787
Bonuses	280,568	271,712	264,171
Social security	213,640	209,782	200,935
Workers’ profit sharing	165,091	164,716	252,850
Severance indemnities	159,845	151,725	151,945
Share-based payment plans	73,997	104,499	120,062
Total	3,668,476	3,312,954	3,411,023

(i)
The variation corresponds mainly to severance indemnities. Also, after the change in the modality of on-site modality to the hybrid/remote mode due to the pandemic, an increase in connectivity bonuses was generated.

(ii)	The variation is mainly due to higher provisions for additional participations, since given the COVID-19 situation in 2020, a lower provision was made for this concept.

Content
28	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Systems expenses (i)	691,402	515,542	419,725
Publicity (ii)	486,885	349,745	380,923
Consulting and professional fees (iii)	312,752	219,671	253,029
Taxes and contributions	289,484	266,704	291,621
Repair and maintenance (iv)	176,093	133,257	86,844
Transport and communications (v)	222,706	167,517	190,046
Comissions by agents	104,700	87,899	86,370
Lease	86,417	70,404	71,581
Sundry supplies	57,093	67,537	74,550
Security and protection	63,500	64,439	66,424
Electricity and water	48,886	51,649	54,952
Subscriptions and quotes	54,674	49,212	44,523
Insurance	64,519	46,047	30,873
Electronic processing	39,528	36,920	28,217
Cleaning	20,105	22,900	21,445
Outsourcing (vi)	86,283	48,869	60,218
Services by third-party and others	151,066	187,796	199,776
Total	2,956,093	2,386,108	2,361,117

(i)
The increase corresponds to higher expenses incurred in the execution of strategic projects, mainly in the areas of cybersecurity, information security and cyber security. As well as expenses in server rentals and IT support services.

(ii)	The increase corresponds mainly to the higher consumption of Latam miles in S/70.0 MM. Likewise, higher advertising expenses were incurred in S/39.4 MM Google, Yape and social networks.

(iii)	The increase corresponds mainly to consulting expenses of “Transformación Acelera BCP”.

(iv)	The increase corresponds to higher expenses incurred in this period in remodeling and maintenance of buildings, facilities and furniture; and in maintenance administration.

(v)	The increase corresponds mainly to higher expenses incurred in inter-agency cash transfer and custody services. As well as courier services for the distribution of account statements and cards.

(vi)	The balance corresponds mainly to outsourcing services such as call center services, filing and digitalization services, collection services, among other minor services.

Content
29	OTHER INCOME AND EXPENSES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Other income
Rental income	35,218	37,882	75,800
Income from resolution of IFRS 16 contracts	16,817	8,273	–
Revenue from sale of loan portfolio (i)	15,700	28,728	37,847
Recoveries of other accounts receivable and other assets	3,728	1,137	13,796
Net gain from sale of adjudicated assets	2,851	728	–
Net income from the sale of property, furniture and equipment	1,916	8,523	16,869
Net income from the sale of investment properties	–	–	23,629
Others (ii)	187,486	201,710	176,288
Total other income	263,716	286,981	344,229

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Other expenses
Provision for sundry risks, Note 13(k) (iii)	70,824	140,897	27,272
Losses due to operational risk	58,956	54,818	29,878
Association in participation	47,176	52,020	22,636
Provision for other accounts receivable	28,324	51,517	8,059
Expenses on improvements in building for rent	23,814	25,773	30,721
Various operating expenses (iv)	18,959	106,776	–
Intangible losses due to withdrawals and dismissed projects	17,630	40,342	22,492
Donations (v)	9,949	128,884	10,378
Administrative and tax penalties	1,601	3,029	2,659
Loss on sale of investment properties	–	1,328	–
Net loss from sale of adjudicated assets	–	–	9,617
Others (vi)	155,030	152,684	104,757
Total other expenses	432,263	758,068	268,469

(i)
As of December 31, 2021, the main portfolio sale was carried out under the modality of assignment of rights to Deutsche Bank AG / SPV I S.A.C. The capital sold of judicial and written-off portfolio was S/46.7 million and S/14.8 million, respectively, for a total value of S/18.7 million, generating a profit of S/12.2 million, among other minor sales. As of December 31, 2020, the main revenues from portfolio sales were the sale of judicial portfolio in the modality of assignment of rights to Deutsche Bank AG/SPVI S.A. for S/25.9 million, sale of written-off portfolio to Conecta CNS S.A for S/1.9 million and JS Ornamental Peruvian Fish EIRL for S/0.6 million, among other minor sales.

Content
(ii)
The balance is mainly comprised of the recovery of legal collection expenses for personal loans and credit card products, reimbursement for the transfer of license fees, tax refunds, among other minor items.

(iii)	The variation corresponds mainly to the fact that there were no legal provisions recorded by the subsidiary ASB Bank Corp during the year 2021 period while during the year 2020 period S/71.9 million were recorded for this concept.

(iv)	The variation corresponds to the higher expenses incurred by the health emergency during 2020, such as safety equipment, mobility vouchers, medical expenses, food, rapid tests, temperature measurement, among others.

(v)
In 2020, the Group made donations mainly through its subsidiaries BCP and MiBanco, a donation of S/100.0 million was the fundraising campaign called “#YoMeSumo” from BCP and S/10.0 million a donation from MiBanco, in both cases, to raise funds for the poorest families affected by COVID-19.

(vi)	The balance is mainly comprised of expenses for agency closings, expenses for system failures and incidents, reimbursement of commissions and interest, among other minor expenses.
30	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2021	2020	2019
Net income attributable to equity holders of Credicorp (in thousands of Soles)	3,584,582	346,894	4,265,304

Number of stock
Ordinary stock, note 18(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,914,734)	(14,872,164)	(14,883,274)
Sale (acquisition) of treasury stock, net	26,604	(99,716)	(9,737)
Weighted average number of ordinary shares for basic earnings	79,494,187	79,410,437	79,489,306
Plus - dilution effect - stock awards	182,208	212,438	194,213
Weighted average number of ordinary shares adjusted for the effect of dilution	79,676,395	79,622,875	79,683,519

Basic earnings per share (in Soles)	45.09	4.37	53.66
Diluted earnings per share (in Soles)	44.99	4.36	53.53

Content
31	OPERATING SEGMENTS

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

All of these services are provided through Credicorp Capital Ltd. and subsidiaries and ASB Bank Corp.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which result from the diversification of our portfolio.

-
Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to adapt our business models, processes and procedures into line with best practices worldwide.

Content
The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total income of the Group as of December 31, 2021, 2020 and 2019.

Content
(i)
The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2021, 2020 and 2019:

	Income (*)
2021	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,143	368	6,194	3,262	(1,034)	(441)	(1,275)	3,391	449	184,715	166,387
Banco de Crédito de Bolivia	891	10	337	157	(17)	(23)	(63)	72	27	13,800	12,965
Insurance and Pension funds
Pacífico Seguros and subsidiaries	3,544	64	610	228	–	(57)	(5)	(130)	81	16,491	14,194
Prima AFP	407	1	(4)	406	–	(21)	(65)	146	12	840	265
Microfinance
Mibanco	2,114	–	1,860	(12)	(504)	(78)	(143)	266	50	16,163	13,800
Mibanco Colombia (****)	302	–	229	35	(4)	(14)	(16)	43	8	1,393	1,159
Investment Banking and Wealth Management	866	73	89	767	1	(45)	(25)	147	11	14,744	12,990
Other segments	182	33	47	80	(1)	(4)	(69)	(263)	2	3,377	2,634
Eliminations	–	–	–	–	–	–	–	–	–	(6,701)	(6,609)
Total consolidated	19,449	549	9,362	4,923	(1,559)	(683)	(1,661)	3,672	640	244,822	217,785

	Income (*)
2020	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,775	412	5,994	2,795	(4,637)	(428)	(51)	619	464	180,766	164,632
Banco de Crédito de Bolivia	773	7	330	103	(252)	(23)	139	(74)	16	12,472	11,781
Insurance and Pension funds
Pacífico Seguros and subsidiaries	3,211	57	526	602	–	(59)	(2)	195	49	16,025	13,039
Prima AFP	389	2	(8)	388	–	(21)	(67)	148	7	1,108	408
Microfinance
Mibanco	1,972	–	1,506	24	(1,118)	(86)	142	(379)	51	15,649	13,540
Mibanco Colombia (****)	238	–	165	28	(75)	(14)	19	(51)	13	1,208	993
Investment Banking and Wealth Management	1,102	31	70	920	–	(35)	(34)	(78)	29	11,715	9,995
Other segments	(78)	16	(12)	(96)	2	(4)	(36)	(46)	4	3,484	2,531
Eliminations	–	–	–	–	–	–	–	–	–	(5,021)	(4,958)
Total consolidated	18,382	525	8,571	4,764	(6,080)	(670)	110	334	633	237,406	211,961

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.
(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia. See more detail in Note 2(a).

Content
	Income (*)
2019	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,750	345	6,245	3,632	(1,558)	(413)	(1,160)	3,239	349	139,832	123,040
Banco de Crédito de Bolivia	736	4	329	117	(61)	(19)	(43)	79	16	10,481	9,744
Insurance and Pension funds
Pacífico Seguros and subsidiaries	3,224	23	493	346	–	(58)	(6)	381	45	13,785	10,964
Prima AFP	457	3	(1)	457	–	(20)	(85)	197	8	909	211
Microfinance
Mibanco	2,408	126	1,901	62	(472)	(87)	(168)	401	60	13,576	11,489
Mibanco Colombia (****)	68	–	56	4	(8)	(2)	(2)	3	2	1,169	968
Investment Banking and Wealth Management	968	6	69	885	–	(22)	(16)	230	236	9,423	7,950
Other segments	63	100	–	(108)	(1)	(3)	(143)	(178)	87	2,998	992
Eliminations	–	–	–	–	–	–	–	–	–	(4,314)	(4,245)
Total consolidated	19,674	607	9,092	5,395	(2,100)	(624)	(1,623)	4,352	803	187,859	161,113

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.
(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia. See more detail in Note 2(a).

(ii)
The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, as of December 31, 2021, 2020 and 2019:

	2021				2020				2019
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Perú	17,327	8,684	3,773	188,481	16,452	8,413	3,825	187,291	17,990	9,105	3,925	142,161
Bolivia	978	373	121	13,012	853	357	101	11,870	809	368	93	9,815
Colombia	601	213	415	2,610	566	144	451	2,607	356	21	432	2,769
Panama (****)	309	103	30	10,389	261	(73)	32	7,321	165	(96)	20	4,975
Chile	166	1	131	1,026	134	(2)	171	853	142	(2)	209	1,088
United States of America	33	1	1	5	33	–	3	6	10	(1)	3	6
Bermuda	18	(17)	134	2,174	(14)	(22)	134	1,930	13	10	117	266
Cayman Islands	17	–	–	88	97	112	–	83	189	184	–	33
Total consolidated	19,449	9,358	4,605	217,785	18,382	8,929	4,717	211,961	19,674	9,589	4,799	161,113

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.
(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.
(****)	In August 2021, the merger by absorption between ASB Bank Corp. and Atlantic Security Bank (absorbed entity) was carried out. See more detail in Note 2(a).

Content
32	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a)
The Group’s consolidated financial statements at December 31, 2021 and 2020 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions and balances with related parties and individuals as of December 31, 2021 and 2020:

	2021	2020
	S/(000)	S/(000)
Statement of financial position -
Direct loans	1,848,299	1,909,516
Investments (i)	871,779	1,165,661
Deposits (ii)	(768,564)	(1,582,412)
Derivatives at fair value	2,325	4,408

(i)
During the year 2021, the balance includes mainly S/183.3 million of corporate bonds, S/178.6 million of corporate bonds issued by Cementos Pacasmayo S.A., S/137.7 million of shares of Alicorp S.A.A. and S/184.8 million of shares of Inversiones Centenario. The decrease in the balance corresponds mainly to the fluctuation that negatively affected the investments in shares of Inversiones Centenario and Alicorp S.A.A.A.
During the year 2020, the balance mainly includes S/208.2 million of corporate bonds and S/120.9 million of Alicorp S.A.A. shares, S174.4 million of corporate bonds issued by Cementos Pacasmayo S.A., and S/196.5 million of Inversiones Centenario shares.

(ii)
Corresponds to deposits from legal entities and individuals. As of December 31, 2021 and 2020, the balance corresponds mainly to Inversiones Piuranas S.A., Cementos Pacasmayo S.A.A. and Grupo Piurano de Inversiones S.A. and the decrease in deposits in 2021 with respect to 2020 is due to the fact that these entities carried out fewer operations.

	2021	2020
	S/(000)	S/(000)
Statement of income
Interest income related to loans	39,603	57,373
Interest expenses related to deposits	(16,236)	(17,212)
Other income	10,243	24,411

Off-balance sheet
Indirect loans	459,562	431,089

The decrease in interest accrued on loans is mainly due to the fact that the loans for the 2021 period have already matured and been cancelled. Likewise, the decrease in deposits and interest expense decreased in the same proportion as a result of entities withdrawing loans received as demand deposits. Finally, as a result of the decrease in the operations of related entities, the variation in other income is evidenced mainly by the entity Inversiones Centenario S.A.A.A.

c)
All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2021 and 2020, direct loans to related companies are secured by collateral, had maturities between January 2022 an March 2029, at an annual soles average interest rate of 6.37 percent and at an annual foreign currency average interest rate of 4.03 percent (as of December 31, 2020, maturities between January 2021 an March 2036, at an annual soles average interest rate of 5.33 percent and at an annual foreign currency average interest rate of 4.45 percent). Also, as of December 31, 2021 and December 31, 2020, the Group maintains an allowance for loan losses for related parties amounting to S/23.4 million and S/9.1 million, respectively.

Content
d)
At December 31, 2021 and 2020, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2021 and 2020, direct loans to employees, directors, key management and family members amounted to S/1,054.7 million and S/1,062.1 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2021 and 2020 was as follows:

	2021	2020
	S/(000)	S/(000)

Director’s compensation	6,862	6,106
Senior Management Compensation:
Remuneration	45,164	32,396
Stock awards vested	10,351	22,756
Total	62,377	61,258

f)	As of December 31, 2021 and 2020 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2021	2020
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars (i)	588,330	427,012
Bolivianos	157,332	138,887
Colombian pesos	78,773	67,284
Soles(ii)	45,741	117,177
Chilean pesos	2,140	1,522
Total	872,316	751,882

Restricted mutual funds, Note 6(a)(iv)	365,954	436,881

(i)	The increase in the balance corresponds mainly to the purchase of new participations in mutual funds managed by Credicorp Capital Asset Management.

(ii)	The decrease in soles currency in the year 2021 with respect to 2020 is due to the redemption of participation quotas in mutual funds managed by Credicorp Capital S.A. S.A.F.

Content
33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2021 and 2020:

	2021						2020
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	–	–	–	–	39,320,740	39,320,740	–	–	–	–	36,752,994	36,752,994
Guarantee funds, reverse repurchase agreements and securities borrowings	–	–	–	–	1,766,948	1,766,948	–	–	–	–	2,394,302	2,394,302
At fair value through profit or loss	5,928,497	–	–	–	–	5,928,497	6,467,471	–	–	–	–	6,467,471
Investments at fair value through other comprehensive income, Note 6(b)	–	–	34,380,552	377,891	–	34,758,443	–	–	43,241,339	502,550	–	43,743,889
Amortized cost investments	–	–	–	–	8,265,559	8,265,559	–	–	–	–	4,962,382	4,962,382
Loans, net	–	–	–	–	139,120,104	139,120,104	–	–	–	–	127,761,125	127,761,125
Financial assets designated at fair value through profit or loss	–	974,664	–	–	–	974,664	–	823,270	–	–	–	823,270
Premiums and other policies receivable	–	–	–	–	921,103	921,103	–	–	–	–	937,223	937,223
Accounts receivable from reinsurers and coinsurers	–	–	–	–	1,198,379	1,198,379	–	–	–	–	919,419	919,419
Due from customers on acceptances	–	–	–	–	532,404	532,404	–	–	–	–	455,343	455,343
Other assets, Note 13(a)	1,661,628	–	–	–	1,797,134	3,458,762	1,214,497	–	–	–	1,823,556	3,038,053
	7,590,125	974,664	34,380,552	377,891	192,922,371	236,245,603	7,681,968	823,270	43,241,339	502,550	176,006,344	228,255,471

Liabilities

Deposits and obligations	–	–	–	–	150,340,862	150,340,862	–	–	–	–	142,365,502	142,365,502
Payables from repurchase agreements and securities lending	–	–	–	–	22,013,866	22,013,866	–	–	–	–	27,923,617	27,923,617
Due to banks and correspondents	–	–	–	–	7,212,946	7,212,946	–	–	–	–	5,978,257	5,978,257
Bankers’ acceptances outstanding	–	–	–	–	532,404	532,404	–	–	–	–	455,343	455,343
Accounts payable to reinsurers and coinsurers	–	–	–	–	463,825	463,825	–	–	–	–	338,446	338,446
Lease liabilities	–	–	–	–	655,294	655,294	–	–	–	–	750,578	750,578
Financial liabilities at fair value through profit or loss	325,571	–	–	–	–	325,571	561,602	–	–	–	–	561,602
Bonds and notes issued	–	–	–	–	17,078,829	17,078,829	–	–	–	–	16,319,407	16,319,407
Other liabilities, Note 13(a)	1,524,761	–	–	–	3,833,434	5,358,195	1,205,213	–	–	–	3,273,754	4,478,967
	1,850,332	–	–	–	202,131,460	203,981,792	1,766,815	–	–	–	197,404,904	199,171,719

Content

34	FINANCIAL RISK MANAGEMENT

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

Given the Group’s activities, it has a framework for risk appetite, a cornerstone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

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

Content
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

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, the establishing of principles, policies and general limits.

The Risk Committee is presided by no less than three Board members of Grupo Crédito, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of the Group. Likewise, the coordinator of the Committee will be the Grupo Crédito Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

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

Corporate Treasury and ALM (Asset Liability Management) Risk Committee -

The corporate Treasury and ALM Risk Committee are responsible for analyzing and proposing the corporate objectives, guidelines and policies for Treasury Risk Management and ALM of all the companies of the Group. As well as, monitoring the indicators and limits of the Group market risk appetite and each of the companies of the Group. Further, they are responsible of be aware of the actions for the implementation of the corrective measures if there are deviations from appetite levels and risk tolerance assumed by the companies of Group. Furthermore, they are responsible for proposing the approval of any changes in the functions described above and for reporting any findings to the Grupo Crédito Risk Committee.

Content
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

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing the Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

Content
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

The Corporate Compliance and Ethics Division reports to the Board of Directors and is responsible for providing corporate policies to ensure that Group companies specifically comply with regulations that specified them, and the guidelines established in the Code of Ethics.

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

Based on corporate risk management, Grupo Crédito’s Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as it seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on “core” and specific metrics:

Content
“Core” metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

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

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans and due from customers on acceptances), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the statement of financial position.

Content
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

Content
b)
The maximum exposure to credit risk as of December 31, 2021 and 2020, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 34.10(a), 34.10(b) and the contingent credits detailed in Note 21(a).

Management is confident of its ability to continue controlling and maintaining minimal credit risk exposure within the Group, considering both its loan and securities portfolio.

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring internal models of each company of the Group. In Credicorp, quantitative and qualitative analysis are made for each client, regarding their financial position, credit behavior in the financial system and the market in which they operate or are located. This analysis is carried out continuously to characterize the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due according to three criteria: the number of days past due based on the contractually agreed due date, the subsidiary and the type of credit. The detail is shown below:

–	Banco de Crédito del Perú, Mibanco y Solución Empresa Administradora Hipotecaria internally classify a loan as past due

-	For corporate, large and medium companies, when it has more than 15 days in arrears.

-	For small and microbusiness when it has more than 30 days in arrears.

-	For overdrafts when it has more than 30 days in arrears.

-
For consumer, mortgage and leasing operations, installments are internally classified as past due when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

–	Mibanco Colombia internally classifies a loan as past due:

-	For commercial loans when it has more than 90 days in arrears.

-	For microbusiness loans when it has more than 60 days in arrears.

-	For consumer loans when it has more than 60 days in arrears.

-	For mortgage loans when it has more than 30 days in arrears.

–	Atlantic Bank Corp. internally classifies a loan as past due when it has 1 or more days in arrears.

–	Banco de Crédito de Bolivia internally classifies a loan as past due when it has 30 or more days in arrears.

Estimate of the expected credit loss -

The measurement of the expected credit loss is based on the product of the following risk parameters: (i) probability of default (PD), (ii) loss given default (LGD), and (iii) exposure at default (EAD); discounted at the reporting date using the effective interest rate. The definition of the parameters is presented below:

–
Probability of default (PD): this is a measurement of credit rating given internally to a client, designed to estimate their probability of default within a specific time horizon. The process of obtaining the PD is carried out through scoring and rating tools.

Content
The Group considers that a financial instrument is in default if it meets the following conditions, according to the type of asset:

-
Consumer products, credit card and SME: if the client, at some certain point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-
Mortgage products: if the client, at some certain point, presents arrears equal to or greater than 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-
Commercial products: if the client, at some certain point, is in the Collections portfolio, or has a risk classification of Deficient, Doubtful or Loss, or has operations that are refinanced, in pre-judicial, judicial proceedings or written off. Also, a client can be considered as default if it shows signs of significant qualitative impairment.

-
Investments: if the instrument has a default rating according to external rating agencies such as Fitch, Standard & Poor’s or Moody’s, or if it has an indicator of arrears equal to or greater than 90 days. In addition, an issuer can be considered as default if it shows signs of significant qualitative impairment or if it is in default according to the definition for Commercial products. When an issuer is classified as default, all its instruments are also classified as Default, that is, in stage 3.

–
Loss given default (LGD): this is a measurement which estimates the severity of the loss that would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, according to the stage of the client:

-
LGD workout: this is the real loss of the clients that arrived at the stage of default. The recoveries and costs of each one of the operations are used to calculate this parameter (includes open and closed recovery processes).

-
LGD ELBE (expected loss best estimate): this is the loss of the contracts in a default situation based on the time in arrears of the operation (the longer the operation is in default, the greater will be the loss).

–
Exposure at default (EAD): this is a measurement which estimates the exposure at the time of the client’s default, considering changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused credit lines.

The estimate of the risk parameters considers information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic), which are weighted to obtain the expected credit loss.

The fundamental difference between the expected credit loss of a loan allocated in stage 1 and stage 2 is the PD’s time horizon. The estimates in stage 1 use a PD with a maximum time horizon of 12 months, while those in stage 2 use a PD measured for the remaining lifetime of the instrument. The estimates in stage 3 are carried out based on an LGD “best estimate”.

For those portfolios that are not material and/or do not have specific credit scoring models, the option was to extrapolate the expected credit loss ratio of portfolios with comparable characteristics.

The main methodological calibrations made in the internal credit risk models during 2021 were:

-
PD models: we evaluated if the adjustments implemented during the first wave of COVID-19 and the measurement of credit risk given the subsequent aids implemented by the Government and the Group were still appropriate; particularly in a context where those aids had already expired (or were never given) and we had observed enough payment behavior.

Therefore, we began again to use actual customer payment records to measure credit risk in some segments. First, in Consumer loans, and then in the Mortgage and SME segments, also considering the additional political uncertainty. BCP ended 2021 with models in which more than 90% of the retail portfolio and around two thirds of the SME portfolio (without considering Reactiva Perú loans) is calibrated using historical default rates.

Content
-
LGD models: we evaluated whether the assumptions implemented during 2020 were still adequate. In this sense, given that the payment behavior was better than expected, we adjusted the roll rates in all segments; but we kept the assumptions on the evolution of real estate prices in the future, because we expect a less dynamic macroeconomic environment in the coming years.

Prospective information -

The measurement of the expected credit loss for each stage and the evaluation of significant increase in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the expected credit loss in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested. Each macroeconomic scenario used in the estimate of the expected credit loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation rate, among others, for a period of 3 years and a long-term projection.

The expected credit loss for stages 1, 2 and 3 is a weighted estimate that considers three future macroeconomic scenarios (base, optimistic and pessimistic). These scenarios, as well as the probability of occurrence of each one, are projections provided by the internal team of Economic Studies and approved by the Senior Management. The scenario design is revised quarterly. All the scenarios considered apply to the portfolios subject to expected credit loss with the same probabilities.

Changes from one stage to another

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” at the reporting date compared to the origin date. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-
Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the risk level in which the instrument was originated. The thresholds differ for each of the portfolios considered.

-	Additional qualitative reviews are carried out based on the risk segmentation used in the management of Retail Banking and an individual review is carried out in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date, according to the definition used by the Group, are considered as stage 3.

Evaluations of significant increase in credit risk from initial recognition and credit impairment are carried out independently on each reporting date. Assets can be moved in both directions from one stage to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1 if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the asset is no longer considered to be impaired.

Expected life -

For the instruments in stage 2 or 3, the allowance for loan losses will cover the expected credit loss during the expected time of the remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out to determine what would be the expected life period.

Content
The following is a summary of the direct credits classified into three important groups and their respective allowance for loan losses for each type of loan; it is important to note that impaired loans are loans in default that are in stage 3. Additionally, it should be noted that, in accordance with IFRS 7, the total balance of the loan is considered overdue when the debtor has failed to make a payment at its contractual maturity.

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but not impaired loans, which comprise all of the direct loans of customers who are not in default but have failed to make a payment at its contractual maturity, according to IFRS 7.
(iii)	Impaired loans, those direct loans considered to be in stage 3 or default, as detailed in note 34.1(c).

	2021				2020
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	69,831,342	8,987,668	–	78,819,010	66,039,657	8,159,561	–	74,199,218
Past due but not impaired	542,210	739,183	–	1,281,393	371,432	266,533	–	637,965
Impaired	–	–	6,906,547	6,906,547	–	–	5,062,586	5,062,586
Gross	70,373,552	9,726,851	6,906,547	87,006,950	66,411,089	8,426,094	5,062,586	79,899,769
Less: Allowance for loan losses	554,018	636,875	2,206,979	3,397,872	717,445	659,272	1,755,096	3,131,813
Total, net	69,819,534	9,089,976	4,699,568	83,609,078	65,693,644	7,766,822	3,307,490	76,767,956

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	18,446,261	1,466,878	–	19,913,139	17,760,423	1,069,247	–	18,829,670
Past due but not impaired	255,928	291,247	–	547,175	303,647	291,165	–	594,812
Impaired	–	–	1,371,146	1,371,146	–	–	1,143,896	1,143,896
Gross	18,702,189	1,758,125	1,371,146	21,831,460	18,064,070	1,360,412	1,143,896	20,568,378
Less: Allowance for loan losses	76,706	97,388	800,639	974,733	160,945	109,666	638,845	909,456
Total, net	18,625,483	1,660,737	570,507	20,856,727	17,903,125	1,250,746	505,051	19,658,922

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	10,616,608	8,349,028	–	18,965,636	11,494,102	7,936,951	–	19,431,053
Past due but not impaired	134,473	576,320	–	710,793	64,318	522,530	–	586,848
Impaired	–	–	1,906,172	1,906,172	–	–	1,972,003	1,972,003
Gross	10,751,081	8,925,348	1,906,172	21,582,601	11,558,420	8,459,481	1,972,003	21,989,904
Less: Allowance for loan losses	434,049	625,252	1,148,629	2,207,930	568,588	1,118,054	1,406,014	3,092,656
Total, net	10,317,032	8,300,096	757,543	19,374,671	10,989,832	7,341,427	565,989	18,897,248

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	11,870,584	2,718,498	–	14,589,082	9,891,072	2,324,121	–	12,215,193
Past due but not impaired	104,821	202,577	–	307,398	102,003	260,839	–	362,842
Impaired	–	–	1,099,328	1,099,328	–	–	1,627,739	1,627,739
Gross	11,975,405	2,921,075	1,099,328	15,995,808	9,993,075	2,584,960	1,627,739	14,205,774
Less: Allowance for loan losses	317,595	637,762	941,416	1,896,773	415,223	974,113	1,375,499	2,764,835
Total, net	11,657,810	2,283,313	157,912	14,099,035	9,577,852	1,610,847	252,240	11,440,939

Consolidated of loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct loans, Note 7(a)	111,802,227	23,331,399	11,283,193	146,416,819	106,026,654	20,830,947	9,806,224	136,663,825
Total allowance for loan losses, Note 7(a)	1,382,368	1,997,277	5,097,663	8,477,308	1,862,201	2,861,105	5,175,454	9,898,760
Total net direct loans	110,419,859	21,334,122	6,185,530	137,939,511	104,164,453	17,969,842	4,630,770	126,765,065

Content
The general explanation of the variations in the allowance for loan losses is found in note 7(c).

At Credicorp, we separate renegotiated loans into two groups, focusing on operations that have suffered a significant increase in credit risk since their disbursement, which has generated modifications to the original loan agreement. Both groups are defined below:

-	Refinanced loans: are those loans that have undergone modifications in the initial loan agreement (term and interest rate), according to the accounting definition.

-
Renegotiated loans due to the COVID-19 pandemic: are those loans for which, due to the pandemic, the SBS and other local regulators have established that certain benefits be granted, and that Credicorp has also voluntarily granted to its clients (grace periods, debt consolidation, etc.), which were not in the initial credit agreements.

Below is the amount of gross portfolio balance and allowance for loan losses for Credicorp’s renegotiated loans. The presentation is made for each of the two groups defined above and by opening the balances by stage. It should be noted that for the construction of the tables, the information of the three subsidiaries that concentrate more than 95.0 percent of the balance of renegotiated loans (BCP, Mibanco and BCB) has been considered.

As of December 31, 2021, and 2020, renegotiated loans and their expected credit loss are composed as follows:

	2021		2020
	Refinanced loans	Allowance for loan losses	Refinanced loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	60,420	1,097	111,638	5,063
Stage 2	44,861	10,617	33,406	6,864
Stage 3	1,681,057	936,994	1,523,285	873,216
Total	1,786,338	948,708	1,668,329	885,143

	2021		2020
	Renegotiated loans COVID	Allowance for loan losses	Renegotiated loans COVID	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	10,747,826	178,357	20,555,760	591,306
Stage 2	5,440,274	666,092	8,679,864	1,867,300
Stage 3	2,752,914	1,567,504	2,319,279	1,389,257
Total	18,941,014	2,411,953	31,554,903	3,847,863

The detail of the gross amount of impaired direct loans by type of loan, together with the fair value of the related collateral and the amounts of its allowance for loan losses, are as follows:

	2021					2020
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Impaired loans	6,906,547	1,371,146	1,906,172	1,099,328	11,283,193	5,062,586	1,143,896	1,972,003	1,627,739	9,806,224
Fair value of collateral	6,298,966	1,181,979	486,477	279,861	8,247,283	4,414,346	975,834	433,151	233,665	6,056,996
Allowance for loan losses	2,206,979	800,639	1,148,628	941,416	5,097,662	1,755,096	638,845	1,406,014	1,375,499	5,175,454

On the other hand, the breakdown of direct loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans, which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)
Loans with payment delay of one day or more but that are not past due according to our internal guidelines, which comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past-due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.

(iv)	Past due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of “past due” loans consistent with IFRS 7.

	2021						2020
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
												S/(000)
Neither past due nor impaired	132,273,846	–	–	13,022	132,286,868	13,022	124,673,296	–	–	1,837	124,675,133	1,837
Past due but not impaired	–	–	2,400,329	446,429	2,846,758	2,846,758	-	–	1,824,361	358,107	2,182,468	2,182,468
Impaired debt	–	5,357,744	822,461	5,102,988	11,283,193	5,925,449	–	4,860,127	620,472	4,325,625	9,806,224	4,946,097
Total	132,273,846	5,357,744	3,222,790	5,562,439	146,416,819	8,785,229	124,673,296	4,860,127	2,444,833	4,685,569	136,663,825	7,130,402

Content
The classification of loans by type of loan and maturity is as follows:

	2021					2020
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Commercial loans	78,815,254	3,627,246	1,362,487	3,201,963	87,006,950	74,198,117	3,117,851	683,060	1,900,741	79,899,769
Residential mortgage loans	19,913,139	581,358	731,821	605,142	21,831,460	18,828,934	376,053	744,339	619,052	20,568,378
Microbusiness loans	18,956,460	524,064	683,183	1,418,894	21,582,601	19,431,050	683,370	520,062	1,355,422	21,989,904
Consumer loans	14,588,993	625,076	445,299	336,440	15,995,808	12,215,195	682,853	497,372	810,354	14,205,774
Total	132,273,846	5,357,744	3,222,790	5,562,439	146,416,819	124,673,296	4,860,127	2,444,833	4,685,569	136,663,825

The expected credit loss for direct loans, indirect loans and due from customers on banker’s acceptances is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, that are based on macroeconomic projections provided by the internal team of Economic Studies and approved by Senior Management. In each scenario, the Group bases itself on a wide variety of prospective information such as economic inputs, including the growth of the gross domestic product (GDP), employment, terms of trade, inflation rate, among others.

Macroeconomic scenario -

The expected credit loss is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, that are calculated with macroeconomic projections provided by the internal team of Economic Studies and approved by the Senior Management. The local and international information flows available during the analysis period are used to feed projections, which reflect the fact that Perú is a small and open economy, and in this context approximately 60.0 percent of the volatility in economic growth is driven by external factors, including terms of trade, the growth of Peru’s trading partners and the external interest rates. Information on each of these factors is gathered to construct each scenario for the next three years.

The variables mentioned above, together with local variables (fiscal and monetary variables), are incorporated in the economic models. Two types of models are used in this regard:

(i)	Structural projection model.
(ii)	Financial programming model.

The first is a dynamic stochastic general equilibrium model, which is constructed with expectations. The second is built with the main identities of national accounts in accordance with the financial programming methodology designed by the IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, we obtain figures for GDP growth, inflation, exchange rate and other variables for the years 2021, 2022 and 2023. Thus, we estimate the economy to rebound around 13.0 percent in 2021 (real figure of 2020: (11.0) percent). The economy in 2021 has proved a greater than expected resilience amid the recovery of our main trading partners, increase of the terms of trade (its highest level in almost 50 years), combined with expansionary monetary and fiscal policies, as well as withdrawals of Pension Funds and Work Compensation Funds (CTS), allowing real GDP growing about +1.0 percent compared to 2019 level.

We estimate the economy to rebound 2.5 percent in the year 2022 (2.0 percent in the previous estimation) and 1.7 percent in the year 2023 (same to the previous estimation) given the greater resilience and higher inertia exhibited in 2021:

If the seasonally adjusted level achieved in the third quarter of 2021 is held constant throughout 2022, real GDP would grow by around 1.0 percent in the year 2022. On the other hand, if the seasonally adjusted level reached in the second quarter of 2021 is kept constant throughout 2022, GDP would grow around 0.0 percent in the year 2022. In other words, the growth inertia already observed between in the third quarter of 2021 respect the second quarter of the same year would contribute 1.0 percentage points to 2022 real GDP growth, largely explaining our upward revision.
We believe that private investment will fall by around (2.5) percent in the year 2022, but less than our former (7.0) percent forecast from a few months ago. Even if private investment were to remain flat or stagnant throughout 2022 at the seasonally adjusted level reached in the third quarter of 2021, this variable would grow by about 1.5 percent; but given local factors we believe that private investment will fall slightly in the year 2022.

The start-up of new copper mining projects such as Quellaveco, Mina Justa and the Toromocho expansion, will contribute to the growth of GDP during the second half of 2022. Compared to three months ago, the global context for the year 2022 looks more challenging, not only because of the new COVID-19 variants, but also because of the expectation of a Fed policy rate hike starting in the middle of next year, rather than 2023 as foreseen by futures a few months ago. Even so, Perú will continue to benefit from a favorable expected average copper price.

Content
At a domestic level, political uncertainty is expected to remain high in the year 2022, with lower risks of total changes in the economic regime or the Constituent Assembly. We also expect a gradual withdrawal (although more accelerated than expected three months ago) of the BCRP broadly expansionary monetary policy. Also, a cumulative inflation of almost 10.0 percent between 2021 and 2022 will affect consumers (private consumption would grow around 3.0 percent, a similar rate than 2019).

Regarding the probabilities of each scenario, probabilities of 60.0 percent, 30.0 percent and 10.0 percent were considered for the base, optimistic and pessimistic scenarios, respectively, as of December 31, 2021 (80.0 percent, 15.0 percent, and 5.0 percent, respectively, as of December 31, 2020). The expected value of the three GDP projections gives us a rebound of around 13.0 percent in 2021. The probabilities assigned to each scenario and projection year are validated through a fan chart analysis, which uses a probability function to identify and analyze:

i)	The central tendency of the projections.
ii)	The dispersion that is expected around this value.
iii)	The values that are higher or lower than the central value that are more or less probable.

The following table provides a comparison between the carrying amount of allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, and its estimation under three scenarios: base, optimistic and pessimistic.

	2021	2020
	S/(000)	S/(000)

Carrying amount	9,071,011	10,435,623

Scenarios:
Optimistic	9,014,409	10,100,156
Base Case	9,078,873	10,460,012
Pessimistic	9,173,730	11,018,666

Content
d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Perú, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above mentioned institutions.

The following table shows the analysis of the risk-rating of the investments at fair value through profit or loss, at fair value through other comprehensive income and amortized cost provided by the institutions referred to above:

	2021		2020
	S/(000)%		S/(000)%
Instruments rated in Perú:
AAA	303,831	0.6	–	–
AA- a AA+	62,287	0.1	–	–
A- to A+	5,182	–	1,369,969	2.5
BBB- to BBB+	21,050,591	43.1	21,395,476	38.8
BB- to BB+	694,398	1.4	901,934	1.6
Lower and equal to +B	82,395	0.2	5,590	–
Unrated:
BCRP certificates of deposit (i)	9,448,574	19.3	17,237,158	31.3
Listed and unlisted securities	384,243	0.8	514,297	0.9
Restricted mutual funds	365,954	0.7	436,881	0.8
Investment funds	295,480	0.6	212,951	0.4
Mutual funds	20,672	–	302,212	0.5
Hedge funds	24,275	–	4,505	–
Other instruments	39,035	0.1	78,159	0.1
Subtotal	32,776,917	66.9	42,459,132	76.9

Content
	2021		2020
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	1,723,289	3.5	700,312	1.3
AA- a AA+	1,508,978	3.1	1,043,409	1.9
A- to A+	2,172,071	4.4	2,395,327	4.4
BBB- to BBB+	4,642,916	9.5	4,594,711	8.4
BB- to BB+	3,357,991	6.9	1,733,080	3.1
Lower and equal to +B	119,379	0.2	129,094	0.2
Unrated:
Listed and unlisted securities	84,428	0.2	267,943	0.5
Mutual funds	1,553,561	3.2	677,084	1.2
Participations of RAL funds	323,139	0.7	278,819	0.5
Investment funds	236,367	0.5	155,183	0.3
Hedge funds	152,541	0.3	122,433	0.2
Other instruments	300,922	0.6	617,215	1.1
Subtotal	16,175,582	33.1	12,714,610	23.1
Total	48,952,499	100.0	55,173,742	100.0

(i)	The decrease in the balance is mainly due to the maturity of these instruments, see Notes 6(a)(iii) and 6(b)(iii).

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

Content
f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2021 and 2020, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2021					2020
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Perú (***)	1,243,890	–	25,687,934	8,337,432	35,269,256	1,872,875	–	27,108,101	15,364,282	44,345,258
Financial services	3,722,627	271,701	18,714,111	5,560,441	28,268,880	2,902,651	168,452	15,841,601	5,941,069	24,853,773
Commerce	51,436	4,610	26,716,462	1,480,290	28,252,798	18,817	–	24,029,835	490,612	24,539,264
Manufacturing	180,666	193,091	22,713,289	2,235,747	25,322,793	409,490	91,110	19,155,347	2,694,326	22,350,273
Government and public administration	1,605,754	9,516	8,142,978	10,613,437	20,371,685	1,888,710	–	5,374,603	12,831,954	20,095,267
Mortgage loans	-	–	21,128,330	–	21,128,330	–	–	19,738,710	–	19,738,710
Consumer loans	-	–	14,717,230	–	14,717,230	–	–	13,144,271	–	13,144,271
Real estate and leasing	81,019	–	11,362,371	64,193	11,507,583	93,422	3,073	11,798,614	179,368	12,074,477
Communications, storage and transportation	93,649	401,789	7,282,709	1,159,161	8,937,308	76,711	367,908	7,416,065	924,885	8,785,569
Electricity, gas and water	299,189	11,947	4,472,766	3,789,250	8,573,152	194,542	116,209	3,533,722	2,893,815	6,738,288
Community services	-	–	7,584,239	–	7,584,239	37	–	7,382,713	–	7,382,750
Construction	23,109	850	3,882,922	494,236	4,401,117	35,557	–	3,807,260	331,946	4,174,763
Mining	108,609	846	4,535,519	188,797	4,833,771	76,012	8,083	3,470,665	241,063	3,795,823
Agriculture	6,113	–	4,613,294	31,633	4,651,040	10,815	–	4,044,735	15,473	4,071,023
Hotels and restaurants	-	–	2,805,317	–	2,805,317	–	–	2,762,674	–	2,762,674
Education, health and others	102,655	75,774	1,778,522	542,754	2,499,705	20,285	68,435	1,712,817	1,680,135	3,481,672
Insurance	14,057	–	2,185,490	832	2,200,379	10,080	–	1,898,194	919	1,909,193
Fishing	1,532	–	611,616	–	613,148	923	–	639,227	9,169	649,319
Others	55,820	4,540	3,987,272	260,240	4,307,872	71,041	–	3,147,190	144,873	3,363,104
Total	7,590,125	974,664	192,922,371	34,758,443	236,245,603	7,681,968	823,270	176,006,344	43,743,889	228,255,471
(*)	It includes non-trading investments that did not pass SPPI test.
(**)	OCI: Other comprehensive income.
(***)
The decrease in the balance corresponds mainly to (i) the purchase of certificates of deposit from the BCRP and (ii) the increase in deposits in the Banco Central de Reserva del Perú; see further details in notes 6(a), 6(b), 5(a) and note 4(a), respectively.

Content
As of December 31, 2021 and 2020 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2021					2020
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Perú	2,796,583	17,224	166,930,313	22,822,157	192,566,277	3,511,686	67,821	155,598,019	34,208,824	193,386,350
United States of America	812,625	398,914	6,353,068	7,169,005	14,733,612	444,924	459,266	3,288,720	4,922,144	9,115,054
Bolivia	676,534	–	11,752,887	751,752	13,181,173	584,879	–	10,718,164	708,784	12,011,827
Colombia	1,191,151	–	2,535,639	752,919	4,479,709	1,387,406	4,788	2,264,768	1,147,770	4,804,732
Chile	416,637	13,638	2,270,868	783,983	3,485,126	420,527	5,315	1,446,246	618,572	2,490,660
Brazil	19,723	4,512	928,768	171,501	1,124,504	104,774	–	752,257	86,673	943,704
Mexico	14,680	94,884	133,350	477,342	720,256	113,988	42,336	1,942	408,567	566,833
Panama	–	–	597,310	156,752	754,062	25,624	–	405,941	131,722	563,287
Europe:
Luxembourg	1,121,779	–	7,020	2,236	1,131,035	297,652	–	306	7,963	305,921
France	256,661	189,157	16,430	237,597	699,845	423,711	1,890	32,864	253,152	711,617
United Kingdom	72,606	14,631	127,018	158,359	372,614	27,869	18,870	369,455	140,302	556,496
Others in Europe	92,442	20,529	270,678	187,004	570,653	95,156	42,991	85,235	129,506	352,888
Spain	4,110	–	42,574	41,884	88,568	26,152	–	42,157	76,770	145,079
Switzerland	956	372	18,936	110,284	130,548	494	799	74,246	60,378	135,917
Netherlands	907	1,036	27,095	63,135	92,173	952	1,526	122,696	50,676	175,850
Multilateral Organizations (***)	–	–	–	81,435	81,435	–	–	–	150,656	150,656
Canada	46,833	321	69,789	131,050	247,993	26,894	373	70,562	119,897	217,726
Others	65,898	219,446	840,628	660,048	1,786,020	189,280	177,295	732,766	521,533	1,620,874
Total	7,590,125	974,664	192,922,371	34,758,443	236,245,603	7,681,968	823,270	176,006,344	43,743,889	228,255,471

(*)	It includes non-trading investments that did not pass SPPI test.
(**)	OCI: Other comprehensive income.
(***)	Correspond to instruments issued by the Development Bank of Latin America (formerly CAF) and by the Inter-American Development Bank (IDB).

Content
g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or

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

Content
Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2021
		Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets		Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Receivables from derivatives	1,661,628	1,661,628	(237,575)	(70,621)	1,353,432
Cash collateral, reverse repurchase agreements and securities borrowing	1,766,948	1,766,948	–	(344,461)	1,422,487
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	3,853,967	3,853,967	(1,883,323)	–	1,970,644
Total	7,282,543	7,282,543	(2,120,898)	(415,082)	4,746,563

	2020
		Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets		Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Receivables from derivatives	1,214,497	1,214,497	(85,156)	(33,784)	1,095,557
Cash collateral, reverse repurchase agreements and securities borrowing	2,394,302	2,394,302	–	(1,340,272)	1,054,030
Available-for-sale and held-to-maturity investments pledged as collateral	2,766,162	2,766,162	(1,128,875)	–	1,637,287
Total	6,374,961	6,374,961	(1,214,031)	(1,374,056)	3,786,874

Content
Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	2021
		Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities		Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Payables on derivatives	1,524,761	1,524,761	(237,575)	(428,672)	858,514
Payables on repurchase agreements and securites lending	22,013,866	22,013,866	(17,698,069)	(1,080,616)	3,235,181
Total	23,538,627	23,538,627	(17,953,644)	(1,509,288)	4,093,695

	2020
		Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities		Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Payables on derivatives	1,205,213	1,205,213	(85,156)	(269,024)	851,033
Payables on repurchase agreements and securites lending	27,923,617	27,923,617	(22,637,034)	(1,601,200)	3,685,383
Total	29,128,830	29,128,830	(22,772,190)	(1,870,224)	4,536,416

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.

-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.

-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 13(c)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

Content
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

The evaluation of the movements of the trading portfolio has been based on annual historical information and 146 market risk factors, which are detailed below: 35 market curves, 94 stock prices, 13 mutual fund values and 4 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).

Content
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

The Group’s VaR showed a decrease as of December 31, 2021, mainly explained by lower rate risk due to lower volatility in interest rates compared to 2020 due to the COVID-19 pandemic. Likewise, there was a drop in the exposure to rate risk in the market of Peru and Colombia. The VaR remained contained within the risk appetite limits established by the Risk Management of each Subsidiary.

As of December 31, 2021 and 2020, the Group’s VaR by risk type is as follows:

	2021	2020
	S/(000)	S/(000)

Interest rate risk	35,721	163,981
Price risk	4,637	6,529
Volatility risk	2,662	708
Diversification effect	(4,916)	(857)
Consolidated VaR by type of risk	38,104	170,361

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

Content
(ii)	Interest rate risk -

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

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Perú, BCP Bolivia, MiBanco, Mibanco Colombia, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap -

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

Content
The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2021
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non- interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	21,200,113	835,072	2,164,640	8,430,195	180,678	8,276,990	41,087,688
Investments	7,712,405	1,134,280	3,825,114	11,313,394	18,660,101	378,708	43,024,002
Loans, net	16,062,211	18,690,355	38,761,519	48,659,533	17,619,885	(673,399)	139,120,104
Financial assets designated at fair value
through profit or loss	–	–	–	–	–	974,664	974,664
Premiums and other policies receivable	882,182	24,565	9,162	5,194	–	–	921,103
Accounts receivable from reinsurers and coinsurers	1,138	315,184	876,680	3,985	1,392	–	1,198,379
Other assets (*)	299,648	49,697	171,495	–	62,519	1,832,448	2,415,807
Total assets	46,157,697	21,049,153	45,808,610	68,412,301	36,524,575	10,789,411	228,741,747

Liabilities
Deposits and obligations	38,932,350	13,763,617	21,336,061	65,231,646	8,349,313	2,727,875	150,340,862
Payables from repurchase agreements and securities lending	2,414,504	2,423,081	9,915,571	11,713,052	2,724,155	36,449	29,226,812
Accounts payable to reinsurers and coinsurers	98,755	286,473	55,296	23,301	–	–	463,825
Technical reserves for claims and insurance premiums	312,617	873,375	1,468,165	3,387,967	6,151,093	341,294	12,534,511
Financial liabilities at fair value through profit or loss	–	–	–	–	–	325,571	325,571
Bonds and Notes issued	70	122,746	553,109	15,935,158	399,728	68,018	17,078,829
Other liabilities (*)	135,776	23,896	2,735	57,390	–	4,163,736	4,383,533
Equity	–	–	–	–	–	27,037,439	27,037,439
Total liabilities and equity	41,894,072	17,493,188	33,330,937	96,348,514	17,624,289	34,700,382	241,391,382

Off-balance-sheet accounts
Derivative financial assets	221,370	700,009	167,250	486,430	–	–	1,575,059
Derivative financial liabilities	43,164	222,228	223,146	1,001,554	–	–	1,490,092
	178,206	477,781	(55,896)	(515,124)	–	–	84,967
Marginal gap	4,441,831	4,033,746	12,421,777	(28,451,337)	18,900,286	(23,910,971)	(12,564,668)
Accumulated gap	4,441,831	8,475,577	20,897,354	(7,553,983)	11,346,303	(12,564,668)	–

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Content
	2020
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	20,110,489	1,607,867	2,052,436	7,682,481	149,669	7,544,354	39,147,296
Investment	4,639,795	11,068,740	2,777,817	8,783,106	20,934,358	502,455	48,706,271
Loans, net	12,721,639	15,427,902	31,709,621	54,248,434	16,352,436	(2,698,907)	127,761,125
Financial assets designated at fair value
through profit or loss	–	–	–	–	–	823,270	823,270
Premiums and other policies receivable	897,086	25,288	9,472	5,377	–	–	937,223
Accounts receivable from reinsurers and coinsurers	726	164,184	730,963	1,930	675	20,941	919,419
Other assets (*)	83,113	2,961	34,482	9,539	–	2,176,901	2,306,996
Total assets	38,452,848	28,296,942	37,314,791	70,730,867	37,437,138	8,369,014	220,601,600

Liabilities
Deposits and obligations	38,284,217	10,646,664	18,968,119	62,281,065	9,594,605	2,590,832	142,365,502
Payables from repurchase agreements and securities lending	620,946	2,900,084	7,709,973	19,573,712	3,042,388	54,771	33,901,874
Accounts payable to reinsurers and coinsurers	72,060	209,035	40,349	17,002	–	–	338,446
Technical reserves for claims and insurance premiums	296,493	810,514	1,355,486	3,133,235	5,752,899	326,449	11,675,076
Financial liabilities at fair value through profit or loss	–	–	–	–	–	561,602	561,602
Bonds and Notes issued	3	425,231	1,238,141	13,867,807	616,225	172,000	16,319,407
Other liabilities (*)	601,545	49,851	8,185	–	–	3,247,834	3,907,415
Equity	–	–	–	–	–	25,445,647	25,445,647
Total liabilities and equity	39,875,264	15,041,379	29,320,253	98,872,821	19,006,117	32,399,135	234,514,969

Off-balance-sheet accounts
Derivative financial assets	547,271	1,307,322	557,277	341,564	–	–	2,753,434
Derivative financial liabilities	112,357	1,017,607	360,010	1,046,481	238,600	–	2,775,055
	434,914	289,715	197,267	(704,917)	(238,600)	–	(21,621)
Marginal gap	(987,502)	13,545,278	8,191,805	(28,846,871)	18,192,421	(24,030,121)	(13,934,990)
Accumulated gap	(987,502)	12,557,776	20,749,581	(8,097,290)	10,095,131	(13,934,990)	–

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Content
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

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2021 and 2020, including the effect of derivative instruments.

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

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2021 and 2020 are presented below:

2021
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	+/-	45,487	-/+	340,772
Soles	+/-	75	+/-	68,231	-/+	511,158
Soles	+/-	100	+/-	90,975	-/+	681,544
Soles	+/-	150	+/-	136,462	-/+	1,022,316
US dollar	+/-	50	+/-	115,376	+/-	413,488
US dollar	+/-	75	+/-	173,064	+/-	620,232
US dollar	+/-	100	+/-	230,752	+/-	826,976
US dollar	+/-	150	+/-	346,128	+/-	1,240,463

2020
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	-/+	66,151	-/+	391,821
Soles	+/-	75	-/+	99,226	-/+	587,731
Soles	+/-	100	-/+	132,302	-/+	783,642
Soles	+/-	150	-/+	198,453	-/+	1,175,462
US dollar	+/-	50	+/-	87,560	+/-	345,185
US dollar	+/-	75	+/-	131,341	+/-	517,777
US dollar	+/-	100	+/-	175,121	+/-	690,369
US dollar	+/-	150	+/-	262,681	+/-	1,035,554

Content
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

As of December 31, 2021 and 2020, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2021 and 2020 are presented below:

Equity securities
Measured at fair value through other comprehensive income	Change in market prices	2021	2020
	%	S/(000)	S/(000)

Equity securities	+/-10	37,783	50,255
Equity securities	+/-25	94,457	125,638
Equity securities	+/-30	113,348	150,765

Funds
Measured at fair value through profit or loss	Change in market prices	2021	2020
	%	S/(000)	S/(000)

Participation in mutual funds	+/-10	157,130	96,665
Participation in mutual funds	+/-25	392,825	241,661
Participation in mutual funds	+/-30	471,390	289,994
Restricted mutual funds	+/-10	36,595	43,688
Restricted mutual funds	+/-25	91,489	109,220
Restricted mutual funds	+/-30	109,786	131,064
Participation in RAL funds	+/-10	32,314	27,882
Participation in RAL funds	+/-25	80,785	69,705
Participation in RAL funds	+/-30	96,942	83,646
Investment funds	+/-10	49,837	36,160
Investment funds	+/-25	124,591	90,399
Investment funds	+/-30	149,510	108,479
Hedge funds	+/-10	17,682	12,694
Hedge funds	+/-25	44,204	31,735
Hedge funds	+/-30	53,045	38,081
Exchange Trade Funds	+/-10	10,531	3,209
Exchange Trade Funds	+/-25	26,326	8,021
Exchange Trade Funds	+/-30	31,592	9,626

Content
(ii) Foreign currency exchange risk -

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the group’s functional currency.

The group’s monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk; as well as the equity position generated by the investment in the group’s subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary, in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in other comprehensive income.

The Group manages foreign currency exchange risk, which affects the income statement, by monitoring and controlling currency positions exposed to movements in exchange rates. The market risk units of each subsidiary establish limits for said positions, which are approved by their own committees, and monitor and follow up the limits considering their foreign exchange trading positions, their most structural foreign exchange positions, as well as their sensitivities. Additionally, there is a monetary position limit at the Credicorp level, which is monitored and reported to the Group’s Risk Committee.

On the other hand, the Group manages foreign currency exchange risk whose fluctuation is recognized in other comprehensive income, monitoring and controlling equity positions and their sensitivities, which are reported to the Group’s Risk Committee.

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

• Net gain on foreign exchange transactions
• Net gain on speculative derivatives• Net gain from exchange difference

Content
Transactions in foreign currency are made at free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31,2021 and 2020, the net open monetary position with effect on results and the equity position of the group was as follows:

	2021		2020
	US dollar	Other currencies	US dollar	Other currencies
	S/(000)	S/(000)	S/(000)	S/(000)

Total monetary assets	79,005,337	503,809	68,649,158	1,204,923
Total monetary liabilities	(81,716,408)	(415,951)	(70,735,019)	(427,092)
	(2,711,071)	87,858	(2,085,861)	777,831

Currency derivatives	2,142,654	(55,696)	1,746,886	(364,886)

Accounting hedge (investment abroad) (*)	912,337	–	490,385	–
Net monetary position with effect on consolidated statement of income	343,920	32,162	151,410	412,945

Net monetary position with effect on equity	1,021,603	1,864,335	998,175	1,583,837

Net monetary position	1,365,523	1,896,497	1,149,585	1,996,782

Content
The monetary position with effect on equity in other currencies is mainly made up of the equity of subsidiaries in Bolivian pesos for S/928.6 million, in Colombian pesos for S/628.6 million and, in Chilean pesos for S/304.4 million, among other minors.

As of December 31, 2021, the foreign currency in which the group has the greatest exposure is the US dollar. The free market exchange rate for purchase and sale transactions of each US dollar as of December 31, 2021 was S/3.987 (as of December 31, 2020 it was S/3.621).

(*) An accounting hedge of net investment abroad was carried out where part of our liability position in dollars related to the balance of the caption “bonds and notes issued”, see Note 17(iv), was designated as cover our permanent investment in Atlantic Security Holding.

Content
The following tables show the sensitivity analysis of the main currencies to which the Group is exposed and which affect the consolidated income statement and other comprehensive income as of December 31, 2021 and 2020. The analysis determines the effect of a reasonably possible variation of the exchange rate against the sun for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The following is a sensitivity analysis of the foreign exchange position with an effect on consolidated results, with the US dollar as the main currency of exposure. This analysis is shown as of December 31, 2021 and 2020:

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000
Depreciation -
Soles in relation to US dollar	5	16,377	7,210
Soles in relation to US dollar	10	31,265	13,765

Appreciation -
Soles in relation to US dollar	5	(18,101)	(7,969)
Soles in relation to US dollar	10	(38,213)	(16,823)

The following is the sensitivity analysis of the foreign exchange position with effect in other comprehensive income, being the US dollar, the Bolivian Peso, the Colombian Peso and the Chilean Peso the main currencies of exposure. This analysis is shown as of December 31, 2021 and 2020:

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000
Depreciation -
Soles in relation to US dollar	5	48,648	47,532
Soles in relation to US dollar	10	92,873	90,743

Appreciation -
Soles in relation to US dollar	5	(53,769)	(52,536)
Soles in relation to US dollar	10	(113,511)	(110,908)

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000
Depreciation -
Soles in relation to Peso Boliviano	5	44,220	36,408
Soles in relation to Peso Boliviano	10	84,421	69,507

Appreciation -
Soles in relation to Peso Boliviano	5	(48,875)	(40,241)
Soles in relation to Peso Boliviano	10	(103,181)	(84,953)

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000
Depreciation -
Soles in relation to Peso Colombiano	5	29,933	27,160
Soles in relation to Peso Colombiano	10	57,145	51,851

Appreciation -
Soles in relation to Peso Colombiano	5	(33,084)	(30,019)
Soles in relation to Peso Colombiano	10	(69,844)	(63,373)

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000
Depreciation -
Soles in relation to Peso Chileno	5	14,494	11,701
Soles in relation to Peso Chileno	10	27,671	22,338

Appreciation -
Soles in relation to Peso Chileno	5	(16,020)	(12,933)
Soles in relation to Peso Chileno	10	(33,820)	(27,302)

Content
34.3	Liquidity risk

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

The procedure to control the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

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

Commercial banking and Microfinance:

Liquidity risk exposure in BCP Perú, BCP Bolivia, Mibanco and Mibanco Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

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

Content
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

Content
The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2021						2020
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets	53,974,020	29,392,887	57,407,776	87,518,411	52,533,115	280,826,209	47,587,613	33,012,127	47,692,934	89,394,618	47,041,495	264,728,787

Financial liabilities by type -
Deposits and obligations	39,925,283	14,114,645	21,880,217	66,895,318	8,562,256	151,377,719	40,780,477	11,340,863	20,204,905	66,342,002	10,220,206	148,888,453
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	2,905,794	2,425,239	10,284,733	12,265,794	9,383,273	37,264,833	764,998	3,572,866	9,498,586	24,114,558	3,748,182	41,699,190
Accounts payable to reinsurers	98,755	286,473	55,296	23,301	–	463,825	72,060	209,035	40,349	17,002	–	338,446
Financial liabilities designated at fair value through profit or loss	325,571	–	–	–	–	325,571	561,602	–	–	–	–	561,602
Bonds and notes issued	216,167	219,177	1,024,759	17,124,890	424,338	19,009,331	3	432,446	1,259,147	14,103,090	626,680	16,421,366
Lease liabilities	30,048	37,284	106,712	386,878	170,976	731,898	37,557	31,718	109,969	425,566	173,744	778,554
Other liabilities	3,458,357	264,424	206,805	44,905	1,383,704	5,358,195	2,507,012	262,080	198,629	302,056	1,271,750	4,541,527
Total liabilities	46,959,975	17,347,242	33,558,522	96,741,086	19,924,547	214,531,372	44,723,709	15,849,008	31,311,585	105,304,274	16,040,562	213,229,138

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	216,642	400,857	2,633,067	758,817	771,008	4,780,391	345,387	303,604	1,022,750	976,014	1,009,770	3,657,525
Contractual amounts payable (outflows)	209,197	401,809	2,574,730	717,419	646,397	4,549,552	345,360	315,352	1,030,151	985,340	951,855	3,628,058
Total liabilities	7,445	(952)	58,337	41,398	124,611	230,839	27	(11,748)	(7,401)	(9,326)	57,915	29,467

Content
34.4	Operational risk -

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

One of the Group’s pillars is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Likewise carries out an active cybersecurity and fraud prevention management, aligned with the best international practices.

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

Content
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

As part of cybersecurity management, the Group has lines of action that allow mitigating this risk and, at the corporate level, implementation priorities and improvements in accordance with the different realities of the companies were established. These lines of work are:

-	Cybersecurity maturity according to the FFIEC reference framework, allows defining the guide for the implementation of cybersecurity controls adjusted to each of the Group’s companies.

-	The policies and guidelines make it possible to standardize the levels of compliance with cybersecurity controls in each of the Group’s companies.
-	The aim of the awareness programs is to generate a culture of cybersecurity in all the Group’s companies. For this, constant training is carried out.

-	The cybersecurity indicators that indicate the effectiveness of the processes in terms of the periodic evaluations carried out in each of the Group’s companies.

-	The governance of suppliers that ensures the deployment of the Group’s policies to third parties. In other words, when a supplier wishes to interconnect digitally with any of the Group’s companies.

-	The implementation of security technologies, which seeks to cover said risks according to the threat trend and the risk profile of each company in the Group.

-	The “Tabletop” tests help to identify the level of response of the Group’s collaborators, through incident simulation tests.

-	Cybersecurity risk management that allows for a response work plan to address cyber risks through periodic evaluations of each of the applications of each Group company.

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

Part of fraud and security management is to have an integral security scheme called BSIM (Banking Security Integral Model), which includes the variables of prevention, detection, response and recovery. The BSIM has 6 strategic axes: Training and training for internal/external clients, fraud and security risk assessments (COSO), business support through early alerts, continuous monitoring and reporting, specialized forensic investigation and cyber-intelligence.

Content
Likewise, there is a second line of defense scheme focused on generating an integral vision of fraud and security risks. With a preventive approach, there are last generation technological tools to support this task. Likewise, there are advanced analysis models for risk profiling to the detection of internal fraud and the implementation of tools to detect anomalous behaviors

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

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that enough reserves are available to cover these liabilities.

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

Content
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

Since the start of the Covid-19 pandemic in March 2020, the mortality of the portfolio of life business policyholders has increased significantly. The main businesses affected have been the current Social Security Insurance and Credit Life Insurance, due to the number of policyholders in each business (more than 2.5 million people in each case). The other businesses affected are Individual Life, Group Life and Law Life, but with a reduced impact.

In these businesses, the reserve for pending claims has increased, as well as the reserve for Claims Occurred and Not Reported (IBNR) due to the increase in deaths and the delay experienced in reporting claims. Since March 2020, the month in which the national emergency began, the size of the portfolios, the reported claims and the reserves necessary to cover the expected excess mortality (expected deaths above the average number of premature deaths) have been continuously monitored. pandemic). Likewise, conservative criteria have been applied in estimating loss reserves, considering the uncertainty involved.

On the other hand, in the pension businesses, more deceased annuitants have also been registered since the start of the pandemic, which has led to a greater release of mathematical reserves for this concept compared to previous years.

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other types of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

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

Content
In the Medical Assistance branch, the pandemic had two simultaneous effects on the accident rate: an increase in outpatient care and hospitalizations (normal and in the ICU) for COVID-19 cases and a decrease in care and hospitalizations for other ailments. For this business, reserves for claims pending, as well as reserves for claims that have occurred and not reported (IBNR) are being continuously monitored and have been estimated with prudent criteria due to the variability and uncertainty of the frequency and cost of cases and the Greater delay in reporting claims by health centers, whose care during the pandemic is focused on patient care.

Content
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

As of December 31, 2021 and 2020, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/29,741.6 million and S/28,969.3 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/10,294.3 million the minimum regulatory capital required as of December 31, 2020 (approximately S/7,973.9 million as of December 31, 2020).

Content
34.10	Fair values –

a)	Financial instruments recorded at fair value and fair value hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		2021				2020
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivative financial instruments:
Currency swaps		–	860,170	–	860,170	–	323,425	–	323,425
Interest rate swaps		–	367,906	–	367,906	–	600,718	–	600,718
Foreign currency forwards		–	344,780	–	344,780	–	256,891	–	256,891
Cross currency swaps		–	86,268	–	86,268	–	28,096	–	28,096
Foreign exchange options		–	2,485	–	2,485	–	2,673	–	2,673
Futures		–	19	–	19	–	2,694	–	2,694
	13(c)	–	1,661,628	–	1,661,628	–	1,214,497	–	1,214,497

Investments at fair value through profit of loss	6(a)	3,158,478	1,813,915	956,104	5,928,497	3,186,413	2,543,159	737,899	6,467,471
Financial assets at fair value through profit of loss	8	959,505	10,647	4,512	974,664	808,182	15,088	–	823,270

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		5,765,402	9,134,002	–	14,899,404	5,199,696	8,220,732	–	13,420,428
Government treasury bonds		8,631,470	784,703	–	9,416,173	11,615,890	811,526	–	12,427,416
Certificates of deposit BCRP		–	8,337,432	–	8,337,432	–	15,364,282	–	15,364,282
Negotiable certificates of deposit		–	642,218	–	642,218	–	898,277	–	898,277
Securitization instruments		–	730,115	–	730,115	53	751,383	–	751,436
Subordinated bonds		72,738	148,825	–	221,563	39,047	174,250	–	213,297
Other instruments		–	133,711	–	133,711	–	166,203	–	166,203
Equity instruments		175,676	184,712	17,439	377,827	182,943	304,291	15,316	502,550
	6(b)	14,645,286	20,095,718	17,439	34,758,443	17,037,629	26,690,944	15,316	43,743,889

Total financial assets		18,763,269	23,581,908	978,055	43,323,232	21,032,224	30,463,688	753,215	52,249,127

Financial liabilities
Derivatives financial instruments:
Currency swaps		–	795,845	–	795,845	–	181,454	–	181,454
Foreign currency forwards		–	387,371	–	387,371	–	257,999	–	257,999
Interest rate swaps		–	333,540	–	333,540	–	644,122	–	644,122
Cross currency swaps		–	4,342	–	4,342	–	115,475	–	115,475
Foreign exchange options		–	3,258	–	3,258	–	3,547	–	3,547
Futures		–	405	–	405	–	2,616	–	2,616
	13(c)	–	1,524,761	–	1,524,761	–	1,205,213	–	1,205,213
Financial liabilities at fair value through profit or loss		–	325,571	–	325,571	–	561,602	–	561,602
Total financial liabilities		–	1,850,332	–	1,850,332	–	1,766,815	–	1,766,815

Content
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

Content
As of December 31, 2021, the balance of receivables and payables corresponding to derivatives amounted to S/1,661.6 million and S/1,524.8 million respectively, See Note 13(c), generating DVA and CVA adjustments for approximately S/7.8 million and S/17.3 million respectively. The net impact of both items in the consolidated statement of income amounted to S/0.3 million of loss. As of December 31, 2020, the balance of receivables and payables corresponding to derivatives amounted to S/1,214.5 million and S/1,205.2 million, respectively, See Note 13(c), generating DVA and CVA adjustments for approximately S/8.3 million and S/18.6 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/3.5 million of loss.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured by calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

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

As of December 31, 2021 and 2020, the net unrealized loss of Level 3 financial instruments amounted to S/0.7 million and S/7.2 million, respectively. During 2021 and 2020, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

Content
b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2021					2020
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	–	39,320,740	–	39,320,740	39,320,740	–	36,752,994	–	36,752,994	36,752,994
Cash collateral, reverse repurchase agreements and securities borrowing	–	1,766,948	–	1,766,948	1,766,948	–	2,394,302	–	2,394,302	2,394,302
Investments at amortized cost	7,618,178	321,495	–	7,939,673	8,265,559	5,552,020	113,992	–	5,666,012	4,962,382
Loans, net	–	139,120,104	–	139,120,104	139,120,104	–	127,761,125	–	127,761,125	127,761,125
Premiums and other policies receivable	–	921,103	–	921,103	921,103	–	937,223	–	937,223	937,223
Accounts receivable from reinsurers and coinsurers	–	1,198,379	–	1,198,379	1,198,379	–	919,419	–	919,419	919,419
Due from customers on banker’s acceptances	–	532,404	–	532,404	532,404	–	455,343	–	455,343	455,343
Other assets	–	1,797,134	–	1,797,134	1,797,134	–	1,823,556	–	1,823,556	1,823,556
Total	7,618,178	184,978,307	–	192,596,485	192,922,371	5,552,020	171,157,954	–	176,709,974	176,006,344

Liabilities
Deposits and obligations	–	150,340,862	–	150,340,862	150,340,862	–	142,365,502	–	142,365,502	142,365,502
Payables on repurchase agreements and securities lending	–	22,013,866	–	22,013,866	22,013,866	–	27,923,617	–	27,923,617	27,923,617
Due to Banks and correspondents and other entities	–	8,910,930	–	8,910,930	7,212,946	–	6,327,779	–	6,327,779	5,978,257
Due from customers on banker’s acceptances outstanding	–	532,404	–	532,404	532,404	–	455,343	–	455,343	455,343
Payable to reinsurers and coinsurers	–	463,825	–	463,825	463,825	–	338,446	–	338,446	338,446
Lease liabilities	–	655,294	–	655,294	655,294	–	750,578	–	750,578	750,578
Bond and notes issued	–	17,344,990	–	17,344,990	17,078,829	–	17,264,023	–	17,264,023	16,319,407
Other liabilities	–	3,833,434	–	3,833,434	3,833,434	–	3,273,754	–	3,273,754	3,273,754
Total	–	204,095,605	–	204,095,605	202,131,460	–	198,699,042	–	198,699,042	197,404,904

Content
The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)
Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2021, and 2020, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

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

Content
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

As of December 31, 2021 and 2020, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2021	2020

Pension funds	40,024	49,582
Investment funds and mutual funds	53,365	52,174
Equity managed	28,768	25,273
Bank trusts	5,395	5,529
Total	127,552	132,558

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

i)	Madoff Trustee Litigation -

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

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and it dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. The mentioned petition was denied by the Supreme Court in June 2020. Following the denial of the petition for writ of certiorari, the judgment for dismissal by the Bankruptcy Court was vacated and the matter was remanded back to the Bankruptcy Court. The case now remains pending in the Bankruptcy Court with the date by which ASB is to respond to the complaint scheduled for on or before March 25th, 2022. While management believes that ASB has defenses against the Madoff Trustee’s claims and intends to defend against any action by the Madoff Trustee, in view of recent judicial decisions in cases not involving ASB, certain defenses are no longer available. In this context, Credicorp has constituted a provision that management considers reasonable with the information available today.

Content
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

The management believes that ASB has defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

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

Content
The Peruvian Superintendencia del Mercado de Valores (‘SMV’ for its Spanish acronym) initiated a sanctioning process against Credicorp, for not having disclosed to the market, in due course, the contributions made to political campaigns in the years 2011 and 2016. The Peruvian Superintendencia del Mercado de Valores (SMV) also initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, MiBanco and Grupo Pacifico), for not having disclosed to the market, in due course, the contributions made to political campaigns in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, MiBanco and Grupo Pacifico with first instance Resolutions on these proceedings. The mentioned Resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a consequence of these sanctioning processes. Credicorp, BCP, MiBanco and Grupo Pacifico have appealed the Resolutions.

On December 8, Credicorp informed that the Peruvian SMV was notified of the resolution issued by the Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Credicorp’s contentious-administrative claim challenging the SMV’s resolution (by negative administrative silence), with reference to the appeal filed by Credicorp mentioned in the prior paragraph.

Under the Resolution, the SMV resolved to sanction Credicorp (i) with a fine of 300 Tax Units (UITs by its acronym in Spanish) approximately US$270,000 for, allegedly, having infringed (categorized as “very serious”, “muy grave” in Spanish) subsection 1.6, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N°055-2001-EF / 94.10, effective as from 2011; and (ii) with a fine of 210 Tax Units (UITs by its acronym in Spanish) approximately US$207,375 for, allegedly, having violated (categorized as “very serious”, “muy grave” in Spanish) subsection 1.5, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N° 055-2001-EF / 94.10 and modified by Resolution N° 006-2012-SMV / 01, effective as from 2016. The charges made by the SMV against Credicorp were that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s cash contributions to the political party Fuerza Popular during the 2011 Peruvian presidential campaign (first charge) and that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s agreement to make contributions to the political party Peruanos por el Kambio during the 2016 Peruvian presidential campaign (second charge).

Because Credicorp was neither in agreement with the categorization of the facts nor with the sanctions imposed, Credicorp filed an appeal challenging the Resolution. Subsequently, after the expiration of the term to resolve in the appeal (second administrative instance), Credicorp asserted its right to negative administrative silence and to resort to the Judiciary. Notwithstanding, Credicorp proceeded to pay the fines imposed by the SMV, in compliance with Peruvian law.

Thus, since Credicorp’s contentious-administrative claim filed was admitted for consideration by the Court, the administrative procedure has terminated with respect to Credicorp and the matter is now subject to the decision of the Judiciary.

Regarding BCP, Mibanco and Grupo Pacifico the administrative proceedings are still in the SMV.

Credicorp believes that neither the contributions disclosed by our former Chairman and the current Vice Chairman in 2019 nor the related SMV sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either will have material effect on the Company’s business, financial position or profitability.

On the other hand, on November 11, 2021, Credicorp’s General Manager, Mr. Gianfranco Ferrari de las Casas, was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (“Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial – Cuarto Despacho”, for its name in Spanish). This notice informed Mr. Ferrari that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. (a former Peruvian Prime Minister) and an additional sixty-five (65) individuals on the grounds of, in Mr. Ferrari’s case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by Banco de Crédito del Perú related to the Olmos Project, a large water irrigation project undertaken in northeastern Perú.

Our management has reviewed the performance of the officers of Banco de Crédito del Perú in relation to the financial advisory services provided by the Bank in connection with the Olmos Project, including the performance of Mr. Ferrari, and has concluded that the facts under investigation do not give rise to any liability of Banco de Crédito del Perú or its officers. Our institution bases this view on the qualified opinion of external consultants specializing in the matter.

Credicorp does not believe that the opening of this preparatory investigation will have any impact on our normal operations nor have material effect on the Company’s business, financial position or profitability.

36	SUBSEQUENT EVENTS

From December 31, 2021 until the date of this report, no significant event has occurred which affects the consolidated financial statements.