Form 20-F/A
period 2021-12-31
CREDICORP LTD
filed 2022-05-19
CIK 1001290

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

Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

Auditor Name: Gaveglio, Aparicio y Asociados S.C.R.L.	Auditor Location: Lima, Perú	Auditor Firm ID: 1316

EXPLANATORY NOTE

We are filing this Amendment No. 1 (“Form 20-F/A”) to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021, originally filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2022 (the “Form 20-F”), to re-file Section 6.E Share Ownership to include the share ownership of Irzio Pinasco M., a member of The Board of Director and The Audit Committee. This amendment does not contain other changes to data presented in this section.

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

Director	Share Ownership	Percentage
Luis Enrique Romero B.	11,800,147 (1)	12.50%
Raimundo Morales D.	-	-
Fernando Fort M.	-	-
Patricia Lizarraga G.	-	-
Antonio Abruña P.	-	-
Maite Aranzábal H.	-	-
Alexandre Gouvea	-	-
Irzio Pinasco M. (2)	*	*
Leslie Pierce D.	-	-
(1) Includes beneficially owned shares of the Romero family (Mr. Luis Enrique Romero B. and their family or companies owned or controlled by them).
(2) Beneficially owns less than one percent of the class.

Common shares held by our Directors and our senior management do not have voting rights different from shares held by our other shareholders. As of December 31, 2021, there are no stock options granted by Credicorp to acquire any of Credicorp’s outstanding common shares.

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