Form 20-F
period 2023-12-31
CREDICORP LTD
filed 2024-04-24
CIK 1001290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.     ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

Item 17 ☐            Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes        ☐          No        ☒

ABBREVIATIONS
Abbreviations	Meaning
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
AI	Artificial Inteligence
ALCO	Asset and Liabilities Committee
ALM	Asset and Liabilities Management
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia’s Stock Market Self-regulator
ANPDP	Autoridad Nacional de Protección de Datos Personales del Peru or National Authority for the Protection of Personal Data of Peru
APS	Autoridad de Fiscalización y Control de Pensiones y Seguros de Bolivia or Supervision and Control Authority for Pensions and Insurance of Bolivia
ARRC	Alternative Reference Rates Committee
ASB	Atlantic Security Bank, currently ASB Bank Corp.
ASBANC	Asociación de Bancos del Peru or Association of Banks of Peru
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority – Bolivia
ASHC	Atlantic Security Holding Corporation
ASOMIF	Asociación de Instituciones de Microfinanzas del Peru or Association of Microfinance Institutions of Peru
ATM	Automated Teller Machine (cash machine)
Bancompartir	Banco Compartir S.A., now Mibanco Colombia
BCB	Banco Central de Bolivia or Bolivian Central Bank
BCCh	Banco Central de Chile or Chilean Central Bank
BCM	Business Continuity Management
BCP Bolivia	Banco de Crédito de Bolivia S.A.
BCP Consolidated	BCP Consolidated includes BCP Stand-alone, Mibanco and Solución Empresa Administradora Hipotecaria
BCP Miami	Banco de Crédito del Peru, Miami Agency
BCP Panama	Banco de Crédito del Peru, Panama Branch
BCP Stand-alone	Banco de Crédito del Peru including BCP Panama (Panama Branch) and BCP Miami (Miami Agency), but excluding subsidiaries
BCRP	Banco Central de Reserva del Peru or Peruvian Central Bank
BLMIS	Bernard L. Madoff Investment Securities LLC.
BOB	Bolivianos – Bolivian Currency
Bps	Basis Points
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAS	Contrato Administrativo de Servicios or Administrative Contracting of Services
CCSI	Credicorp Capital Securities Inc.
CEO	Chief Executive Officer
CET1	Common Equity Tier I
CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority
CINO	Chief Innovation Officer
CLP	Chilean Peso – Chilean Currency
CMF	Comisión para el Mercado Financiero or Financial Markets Commission of Chile

CODM	Chief Operating Decision Maker
CoE	Center Of Excellence
COFIDE	Corporación Financiera de Desarrollo S.A. or Peruvian Government-Owned Development Bank
CONFIEP	Confederación Nacional de Instituciones Empresariales Privadas or National Confederation of Private Business Institutions in Peru
COO	Chief Operating Officer
Consolidated Supervision of Financial and Mixed Conglomerates Regulation	SBS Resolution No. 11823-2010, Reglamento para la Supervisión Consolidada de los Conglomerados Financieros y Mixtos
COOPACS	Cooperativa de Ahorro y Créditos de Peru or Savings and Loans Associations of Peru
COP	Colombian Peso – Colombian Currency
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPS	Comisión de Protección Social or Social Protection Committee of Peru
CSF	Cybersecurity Framework
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa SAB S.A.
Credicorp Capital Chile	Credicorp Capital Chile S.A., operating subsidiary of Credicorp Capital Holding Chile
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondo SAFI S.A.
Credicorp Capital Holding Chile	Credicorp Capital Holding Chile S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Colombia	Credicorp Capital Holding Colombia S.A.S., holding subsidiary of Credicorp Capital Ltd.
Credicorp Holding Colombia	Credicorp Holding Colombia S.A.S., holding subsidiary of Credicorp Ltd., which holds Credicorp Capital Colombia S.A.S. and Mibanco – Banco de la Microempresa de Colombia S.A.
Credicorp Capital Holding Peru	Credicorp Capital Holding Peru S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital LLC	Subsidiary of Credicorp Capital USA, resulting from the merger of Ultralat Capital Market Inc. and Credicorp Capital Securities Inc.
Credicorp Capital Peru	Credicorp Capital Peru S.A.A., operating subsidiary of Credicorp Capital Holding Peru, and formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Credititulos S.A.
CRS	Common Reporting Standards
CTF	Counter-Terrorism Financing
Culqi	Compañia Incubadora de Soluciones Moviles S.A.
DANE	Departamento Administrativo Nacional de Estadísticas or Colombian National Statistics Bureau
D&S	Disability and Survivorship
Deposit Insurance Fund	Fondo de Seguro de Depósitos or Deposit Insurance Fund of Peru
DIAN	Dirección de Impuestos y Aduanas Nacionales de Colombia or Taxes and National Customs Authority of Colombia

DTA	Deferred Tax Assets
Edpymes	Empresas de Crédito or Small and Micro Firm Development Institution, formerly Empresas de Desarrollo de Pequeña y Microempresa (Legislative Decree No. 1531)
Edyficar	Empresa Financiera Edyficar S.A. – Peru
EIR	Effective Interest Rate
Encumbra	Empresa Financiera Edyficar S.A.S. – Colombia
EPS	Entidad Prestadora de Salud or Health Care Facility
ENPS	Employee Net Promoter Score
ES Act	Economic Substance Act 2018 (as amended) of Bermuda
EY	Ernst & Young LLP
FAE	Fondo de Apoyo Empresarial del Peru or Business Support Fund of Peru
FAE-Mype	Fondo de Apoyo Empresarial a la Mype del Peru or SME Business Support Fund of Peru
FATCA	Foreign Account Tax Compliance Act
FCA	Financial Conduct Authority – United Kingdom
FED	Board of Governors of the U.S. Federal Reserve System
FFIEC	Federal Financial Institutions Examination Council
FIBA	Financial and International Business Association, formerly Florida International Bankers Association
FINRA	Financial Industry Regulatory Authority – US
Fintech	Financial Technology
FMV	Fair market value
Fondemi	Fondo de Desarrollo de la Microempresa del Peru or SMEs Development Fund of Peru
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
GMV	Gross Merchant Volume
Grupo Pacífico	Pacífico Compañía de Seguros y Reaseguros S.A. and consolidated subsidiaries
IASB	International Accounting Standards Board
IBA	ICE Benchmark Administration Limited
IBNR	Incurred but not reported
ICBSA	Inversiones Credicorp Bolivia S.A.
INDECOPI	Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual del Peru or National Institute for the Defense of Competition and the Protection of Intellectual Property
IFRS	International Financial Reporting Standards
IGA	Intergovernmental Agreements
IIA	Institute of Internal Auditors
IMF	International Monetary Fund
IMO	Innovation Management Office
INE	Instituto Nacional de Estadística or National Statistics Institute of Chile
INEI	Instituto Nacional de Estadística e Informática or Peruvian National institute of Statistic and Informatics
IPO	Initial Public Offering
IRS	Internal Revenue Service
ISACA	Information Systems Audit and Control Association
IT	Information Technology
IUs	Innovation Units
KRI	Key Risk Indicators
LCR	Liquidity Coverage Ratio

LGD	Loss Given Default
LIBOR	London Interbank Offered Rate
LoB	Lines of Business
LTV	Loan to Value
MEF	Ministry of Economy and Finance of Peru
Merger Control Law	Law No. 31112, Ley que establece el control previo de operaciones de concentración empresarial
Mibanco	Mibanco, Banco de la Microempresa S.A.
Mibanco Colombia	Mibanco, Banco de la Microempresa de Colombia S.A.
MMD	Middle-Market Banking Division
Mype	Micro y Pequeña Empresa or Micro and Small Enterprise
NIM	Net Interest Margin
NIST	National Institute of Standards and Technology
NPS	Net Promoter Score
NYSE	New York Stock Exchange
OECD	Organization for Economic Cooperation and Development
P&C	Property and Casualty
Pacífico Seguros	Pacífico Compañía de Seguros y Reaseguros S.A.
PEN	Peruvian Sol (S/) – Peruvian Currency
Peruvian Banking and Insurance Law	Law No. 26702, Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros
PPS	Peruvian Private Pension System
RBG	Retail Banking Group
ROAA	Return on Average Assets
ROAE	Return on Average Equity
ROE	Return on Equity
RWAs	Risk-Weighted Asset
S&P	Standard and Poor’s
SBP	Superintendencia de Bancos de Panama or Superintendency of Banks of Panama
SBS	Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or Superintendence of Banks, Insurance and Pension Funds – Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEAH	Solución Empresa Administradora Hipotecaria S.A.
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Financial Superintendence of Colombia
SME	Small and Medium Enterprise
SME – Business	SME-Business Credicorp Segment
SME – Pyme	SME-Pyme Credicorp Segment
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market – Peru
SOFR	Secured Overnight Financing Rate
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria or Superintendence of Tax Administration – Peru
SUSALUD	Superintendencia Nacional de Salud del Peru or National Health Superintendence of Peru

Soles	Peruvian currency (S/ - PEN)
Tenpo	Tenpo SpA (formerly Krealo SpA)
Tyba	Credicorp Capital Negocios Digitales S.A.S.
U.S. Dollar	United States currency (also $, US$, Dollars or U.S. Dollars)
USA	United States of America (USA, U.S.A., US or U.S.)
USDBOB	Currency exchange rate between the U.S. Dollar and the Bolivian Boliviano
USDPEN	Currency exchange rate between the U.S. Dollar and the Peruvian Sol
Usury Law Regulation	Peruvian Law No. 31143, Ley que protege de la usura a los consumidores de los servicios financieros
VaR	Value at Risk
VAT	Value-added tax
Wally	Wally POS S.A.C.
WBG	Wholesale Banking Group
WHO	World Health Organization
WTI	West Texas Intermediate

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

We operate primarily through our four lines of business (LoBs): Universal Banking, Microfinance, Insurance & Pensions, and Investment Management & Advisory. Additionally, we complement the operations of our LoBs through our innovation portfolio which is managed by the Innovation Committee at a corporate level. For more information about our innovation portfolio and strategy, please review “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview – Our Innovation Strategy”.

Our eight main operating subsidiaries are:

•
Within Universal Banking: (i) Banco de Crédito del Peru S.A. (BCP Stand-alone), a Peruvian financial institution; and (ii) Banco de Crédito de Bolivia S.A. (BCP Bolivia) a commercial bank that operates in Bolivia and that we hold through Inversiones Credicorp Bolivia S.A. (ICBSA);

•
Within Microfinance: (iii) Mibanco, Banco de la Microempresa S.A. (Mibanco), a Peruvian banking entity oriented toward the micro and small business sector; and (iv) Mibanco – Banco de la Microempresa de Colombia S.A. (Mibanco Colombia), which resulted from the merger between Banco Compartir S.A. (Bancompartir) and Edyficar S.A.S. (Encumbra), which we hold through Credicorp Holding Colombia S.A.S.;

•
Within Insurance and Pensions: (v) Pacífico Compañía de Seguros y Reaseguros S.A. (Pacífico Seguros and, together with its consolidated subsidiaries, Grupo Pacífico), an entity that contracts and manages all types of general risk and life insurance, reinsurance and property investment and financial operations; and (vi) Prima AFP, a private pension fund; and

•
Finally, within Investment Management and Advisory: (vii) Credicorp Capital Ltd. (together with its subsidiaries) was formed in 2012, and (viii) ASB Bank Corp., resulted from the merger between ASB Bank Corp. and Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (ASHC).

For information about these LoBs, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (2) Lines of Business (LoBs)”.

As of and for the year ended December 31, 2023, BCP Stand-alone represented 75.8% of our total assets and 77.0% of our equity attributable to Credicorp’s equity holders (that is, its shareholders). Unless otherwise specified, the financial information for BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, ASB Bank Corp., Grupo Pacífico, Prima AFP and Credicorp Capital included in this Annual Report is presented in accordance with IFRS and before eliminations for consolidation purposes. See “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” and “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and Development of the Company”. We refer to BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacífico, Prima AFP, Credicorp Capital and ASB as our main operating subsidiaries.

“ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2021, 2022 and 2023.

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

Some of our subsidiaries, namely Atlantic Security Holding and five of its subsidiaries (Atlantic Security International Financial Services Inc (ASIF), ASB Bank Corp., Atlantic Private Equity Investment Advisor, Atlantic Security Private Equity General Partner and Credicorp Capital Cayman GP), Credicorp Capital USA Inc. (with its subsidiaries Credicorp Capital Advisors LLC. and Credicorp Capital LLC.) and Credicorp Capital Asset Management Administradora General de Fondos maintain their operations and balances in US Dollars and other currencies. As a result, in certain instances throughout this Annual Report, we have translated US Dollars and other currencies to Soles. You should not construe any of these translations as representations that the US Dollar amounts actually represent such equivalent Sol amounts or that such US Dollar amounts could be converted into Soles at the rate indicated, as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from US Dollar amounts at an exchange rate of S/3.709= US$1.00, which is the December 31, 2023 exchange rate set by the Peruvian Superintendence of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or SBS by its Spanish initials), S/3.814 and S/3.987 per dollar as of December 31, 2022 and 2021, respectively. Converting US Dollars to Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would result by converting the same amount of US Dollars on a different specified date (at the prevailing exchange rate on such date). Our Bolivian subsidiary operates in Bolivianos (BOB). For consolidation purposes, our Bolivian subsidiary’s financial statements are also presented in Soles. Likewise, our Panamanian subsidiaries (BCP Panama and ASB) present financial statements in Balboas (PAB). Our Colombian and Chilean subsidiaries operate in Colombian Pesos (COP) and Chilean Pesos (CLP), respectively, and their financial statements are also converted into Soles for consolidation purposes.

Our management’s criteria for translating foreign currency, for the purpose of preparing Credicorp’s consolidated financial statements, are described in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (3) Material Accounting Policies – 3.3 Functional, presentation and foreign currency transactions”.

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

Forward-looking statements are based only on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance, or events may be materially different from those in the forward-looking statements due to, without limitation, the following factors:

a)	Economic conditions and regulatory framework in Peru and markets in which we operate;
b)	The occurrence of natural disasters or political or social instability in Peru and markets in which we operate;
c)	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
d)	Performance of, and volatility in, financial markets, including in Latin America and other emerging markets;
e)	The frequency, severity, and types of insured loss events;
f)	Fluctuations in interest rate and liquidity levels;
g)	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
h)	Deterioration in the quality of our loan portfolio;
i)	Increasing levels of competition in Peru and markets in which we operate;
j)	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
k)	Changes in the policies of central banks and/or foreign governments;
l)	Effectiveness of our risk management policies and of our operational and security systems;
m)	Emerging cybersecurity and environmental risks;
n)	Losses associated with counterparty exposures;
o)	Public health crises beyond our control;
p)	Changes in Bermuda laws and regulations applicable to so-called non-resident entities; and
q)	International geopolitical tensions and conflict.

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

The summary of our consolidated financial data as of and for the years ended December 31, 2021 and 2022 (restated), is derived from the consolidated financial statements audited by Gaveglio, Aparicio y Asociados S.C.R.L, a member firm of PricewaterhouseCoopers International Limited; and the summary of our consolidated financial data as of December 2023, and for the year ended, is derived from the consolidated financial statements audited by Tanaka, Valdivia y Asociados S.C.R.L member firm of Ernst & Young Global, both independent registered public accountants.

The consolidated financial statements as of and for the year ended on December 31, 2022, including their opening balance as of January 1, 2022, which are presented for comparative purposes, have been restated due to the initial implementation of IFRS 17, Insurance Contracts. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

The report of Gaveglio, Aparicio y Asociados S.C.R.L on the consolidated financial statements as of and for the year ended on December 31, 2021 and 2022 (restated) and the report of Tanaka, Valdivia y Asociados S.C.R.L on the consolidated financial statements as of and for the year ended December 31, 2023 appear elsewhere in this Annual Report.

SELECTED FINANCIAL DATA

	As of and for the year ended December 31,
	2021	2022(*)	2023	2023
	(In thousands of Soles, except percentages, ratios, and per common share data)			In thousands of US Dollars (1)
INCOME STATEMENT DATA:
IFRS:
Interest and similar income	11,850,406	15,011,282	18,798,495	5,034,412
Interest and similar expenses	(2,490,802)	(3,919,664)	(5,860,523)	(1,569,503)
Net Interest, similar income and expenses	9,359,604	11,091,618	12,937,972	3,464,909
Provision for credit losses on loan portfolio	(1,558,951)	(2,158,555)	(3,957,143)	(1,059,760)
Recoveries of written-off loans	346,728	347,017	334,798	89,662
Provision for credit losses on loan portfolio, net of recoveries	(1,212,223)	(1,811,538)	(3,622,345)	(970,098)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	8,147,381	9,280,080	9,315,627	2,494,811
Commissions and fees	3,493,734	3,642,857	3,804,459	1,018,870
Net gain on foreign exchange transactions	922,917	1,084,151	886,126	237,313
Net gain on securities	28,650	5,468	425,144	113,858
Net gain on derivatives held for trading	221,064	65,187	53,665	14,372
Net result from exchange differences	(3,215)	387	45,778	12,260
Other income	266,567	268,046	440,653	118,011
Total non-interest income	4,929,717	5,066,096	5,655,825	1,514,684
Insurance service result	-	1,302,347	1,602,421	429,143
Underwriting result	-	(460,899)	(391,321)	(104,799)
Net premiums earned	2,671,530	-	-	-
Net claims incurred for life, general and health insurance contracts	(2,341,917)	-	-	-
Acquisition cost	(333,334)	-	-	-
Total other expenses (2)	(7,740,561)	(8,317,013)	(9,334,223)	(2,499,792)
Profit before income tax	5,332,816	6,870,611	6,848,329	1,834,047
Income tax	(1,660,987)	(2,110,501)	(1,888,451)	(505,745)
Net profit	3,671,829	4,760,110	4,959,878	1,328,302
Attributable to:
Credicorp’s equity holders	3,584,582	4,647,818	4,865,540	1,303,037
Non-controlling interest	87,247	112,292	94,338	25,265
Number of shares as adjusted to reflect changes in capital (3)	79,531,948	79,533,094	79,496,221	-
Net basic earnings per common share attributable to Credicorp’s equity holders (4)	45.09	58.26	61.22	16.40
Net dilutive earnings per common share attributable to Credicorp’s equity holders (4)	44.99	58.13	61.08	16.36
Cash dividends declared per common share Soles (5)	15.00	25.00	-	-
(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

	As of and for the year ended December 31,
	2021	2022 (	*)	2023	2023
	(In thousands of Soles, except percentages, ratios, and per common share data)				In thousands of US Dollars (1)
STATEMENT OF FINANCIAL POSITION DATA:
IFRS:
Total assets	244,846,740	235,414,157		238,840,188	64,394,766
Total loans (6)	147,597,412	148,626,374		144,976,051	39,087,638
Allowance for loan losses	(8,477,308)	(7,872,402)		(8,277,916)	(2,231,846)
Total deposits (7)	149,596,545	147,020,787		147,704,994	39,823,401
Equity attributable to Credicorp’s equity holders	26,496,767	29,003,644		32,460,004	8,751,686
Non-controlling interest	540,672	591,569		647,061	174,457
Total equity	27,037,439	29,595,213		33,107,065	8,926,143

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

	As of and for the year ended December 31,
	2021	2022 ( *)	2023

SELECTED RATIOS
IFRS:
Net interest margin (NIM) (8)	4.12%	5.09%	6.01%
Return on average total assets (ROAA) (9)	1.49%	1.97%	2.01%
Return on average equity (ROAE) (10)	13.94%	16.81%	15.83%
Operating efficiency (11)	44.95%	47.50%	46.08%
Operating expenses as a percentage of average assets (12)	3.12%	3.27%	3.64%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	10.82%	12.32%	13.59%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (13)	16.71%	19.31%	18.59%
Total internal overdue loan amounts as a percentage of total loans (14)	3.77%	4.00%	4.23%
Allowance for direct loan losses as a percentage of total loans	5.74%	5.30%	5.71%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (15)	4.97%	4.64%	5.02%
Allowance for direct loan losses as a percentage of total internal overdue loans (16)	152.40%	132.54%	135.12%
Allowance for direct loan losses as a percentage of impaired loans (17)	75.13%	73.79%	75.82%
Dividend payout ratio (18)	33.27%	42.78%	-
Equity to assets ratio (19)	10.21%	10.46%	12.92%
Shareholders’ equity to assets ratio (20)	10.41%	10.24%	13.18%

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

Note: Total internal overdue loans include overdue and under legal collection loans.
(1)
Translated for convenience only from Sol amounts to US Dollar amounts using exchange rates of S/3.709 = US$1.00, which is the December 31, 2023 exchange rate set by the SBS, for statement of financial position data and of S/3.734 = US$1.00, which is the average exchange rate on a monthly basis in 2023, for income statement data (for consistency with the annual amounts being translated).

(2)	Total other expenses include salaries and employee benefits, administrative expenses, depreciation and amortization, depreciation for right-of-use assets, impairment loss on goodwill and others.
(3)	The number of shares consists of capital stock (see Note 16(a) to the consolidated financial statements) less treasury stock (see Note 16 (b) to the consolidated financial statements).
(4)
Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock (see Note 26 to the consolidated financial statements). Dilutive earnings per share is calculated by dividing by the weighted average number of ordinary shares outstanding during the year, including the average number of ordinary shares purchased and held as treasury stock.

(5)
Dividends declared per share based on net profit attained for the financial years 2021 and 2022 were declared in Soles and paid in US Dollars on June 10, 2022, and June 09, 2023, respectively, using the weighted exchange rate registered by the SBS for the transactions at the close of business on June 08, 2022, and June 07, 2023, respectively. As of the date of this Annual Report, no dividends have been declared in 2024.

(6)	“Total loans” refers to direct loans, internal overdue loans and under legal collection loans and accrued interest. See Note 7 to the consolidated financial statements.
(7)	Total deposits exclude interest payable. See Note 13 to the consolidated financial statements.
(8)	Net interest similar income and expenses as a percentage of average interest-earning assets, computed as the average of period-beginning and period-ending balances.
(9)	Net profit attributable to Credicorp’s equity holders as a percentage of average total assets, computed as the average of period-beginning and period-ending balances.
(10)	Net profit attributable to Credicorp’s equity holders as a percentage of average equity attributable to our equity holders, computed as the average of period-beginning and period-ending balances.
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

(12)	Sum of salaries and employee benefits, administrative expenses, depreciation and amortization and acquisition cost, all as percentage of average total assets.
(13)
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

(15)	Other off-balance-sheet items primarily consist of guarantees and stand-by letters, performance bonds, and import and export letters of credit. See Note 18 to the consolidated financial statements.
(16)	Allowance for direct loan losses, as a percentage of all internal overdue loans without accounting for collateral securing such loans.
(17)
Allowance for direct loan losses as a percentage of direct loans classified as impaired debt. See “ITEM 4. INFORMATION ON THE COMPANY - 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan Portfolio – 7.3.7 Classification of the Loan Portfolio”.

(18)
Dividends declared based on net profit attained for the financial years 2021 and 2022 divided by net profit attributable to our equity holders of the year 2021 and 2022, respectively. Dividends for 2023 results have not been declared yet.

(19)	Average equity attributable to our equity divided by average total assets, both averages computed as the average of month-ending balances.
(20)	Average equity attributable to our equity shareholders divided by average total assets, both averages computed as the average of month-ending balances.

3. B	Capitalization and Indebtedness

Not applicable.

3. C	Reasons for the Offer and Use of Proceeds

Not applicable.

3. D	Risk Factors

Our businesses are affected by many internal and external factors in the markets in which we operate. Different risk factors can impact our businesses, our ability to operate effectively and our business strategies. You should consider the risk factors carefully and read them in conjunction with all the information in this document. You should note that these risk factors described below are not the only risks to consider. Rather, these are the risks that we currently consider material. There may be additional risks that we consider immaterial or of which we are unaware, and any of these risks could have similar effects to those set forth below.

Credicorp is exposed to the following macroeconomic, legal and regulatory, industry and market, business performance, operational and environmental and social and governance risks:

•	Our geographic location exposes us to Peruvian political, social and economic conditions.
•	Our banking and capital market operations in neighboring countries expose us to political and economic conditions in those countries.
•	Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

•	Geopolitical tensions and conflicts, including the conflict between Russia and Ukraine, and between Israel and Palestine, could have economic effects that negatively impact the Peruvian economy.
•	Regulatory changes and the adoption of new international guidelines to sectors in which we operate could impact our earnings and adversely affect our operating performance.
•	Credicorp, as a Bermuda exempted company, may be adversely affected by any change in Bermuda law or regulation.
•	It may be difficult to serve process on or enforce judgments against us or our principals residing outside of the United States or to assert claims against our officers or Directors.
•	We operate in a competitive environment that may limit our potential to grow, put pressure on our margins and reduce our profitability.
•	Our business and results of operations could be negatively impacted by a public health crises beyond our control.
•
Our financial statements, particularly our interest-earning assets and interest-bearing liabilities, could be exposed to fluctuations in interest rates, foreign currency exchange rates and exchange controls, which may adversely affect our financial condition and results of operations.

•
Our liquidity, business activities and profitability may be adversely affected by an inability to access the debt capital markets or to sell assets during periods of market-wide or firm-specific liquidity constraints.

•	The Group relies significantly on its deposits for funding.
•
Our investments measured at fair value through profit or loss and fair value through other comprehensive income expose us to market price volatility, liquidity declines and fluctuations in foreign currency exchange rates, which may result in losses that could adversely affect our business, financial condition and operating results. In addition, our investments measured at amortized cost may expose us to market price volatility and liquidity shortcomings if sales of those investments become required for liquidity purposes.

•	A deterioration in the quality of our loan portfolio may adversely affect our results of operations.
•	Errors or inaccuracies in risk models can generate adverse economic impacts.
•
Accurate underwriting and setting of premiums are important risk management tools for primary insurance companies, including Grupo Pacífico, and the estimates underlying our underwriting and premiums may be inaccurate.

•
While reinsurance is an important tool in risk management of any primary insurance company that enables risk diversification that in turn helps to reduce losses, we face the possibility that the reinsurance companies will be unable to honor their contractual obligations.

•	Risks not contemplated in our insurance policies may affect our results of operations.
•	Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition, and results of operations.
•	Credicorp’s increasing investments in digital transformation and disruptive initiatives may fail to achieve the ambitions, efficiencies and other performance improvements that we are pursuing.
•	Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us.
•
A failure in, or breach of, our operational or security systems, fraud by employees or outsiders, other operational errors, or the failure of our system of internal controls to discover and rectify such matters could temporarily interrupt our businesses, increasing our costs and causing losses.

•
Our anti-money laundering and counter-terrorist financing measures might not prevent third parties from using us as a conduit for such activities, which could damage our reputation or expose us to fines, sanctions or legal enforcement, any of which could have a material adverse effect on our business, financial condition, and results of operations.

•	Natural disasters in Peru could disrupt our businesses and adversely affect our results of operations and financial condition.
•
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

Most operations of BCP Stand-alone, Grupo Pacífico, Prima AFP, and a significant part of Credicorp Capital’s and Mibanco operations are located in Peru. In addition, while ASB Bank Corp. is based in Panama rather than in Peru, most of its customers are located in Peru. Therefore, our results primarily depend on economic activity in Peru. Changes in economic conditions, both international and domestic, government policies and social uncertainty can alter the financial health and regular development of our businesses. These changes may include, but are not limited to, high inflation, currency depreciation, currency exchange controls, caps on interest rates, confiscation of private property and financial regulation, among others. Similarly, terrorist activity, political and social unrest and corruption scandals can adversely impact our operations, as well as natural disasters.

Peru experienced one of its worst social and political crises in decades after a failed coup on December 7, 2022, by former president Pedro Castillo, triggered and exacerbated massive protests. On the day of a debate by Peru’s Congress on a third motion to impeach Castillo, he announced in a message to the Nation the temporary dissolution of Peru’s Congress, new elections for a Congress with the power to reform Peru’s constitution and the restructuring of Peru’s justice system. The police and armed forces released a joint statement saying that any act contrary to the established constitutional order was a violation of the constitution and that they would not abide by it. Within hours of his speech, Peru’s Congress voted to remove Castillo from office due to moral incapacity and he was arrested on charges of rebellion and conspiracy. In turn, Vice President Dina Boluarte was sworn in as Peru’s first female president and has indicated that she plans to govern until July 2026, which when Castillo’s term would have ended.

Since Boluarte took office, social unrest has exacerbated and erupted, mainly in southern regions of Peru which represent around 15% of Peru’s GDP, where Castillo had more support. Protesters demanded the release from jail of former president Castillo and the holding of new general elections. Protests were violent and resulted in supply chain disruptions due to road blockages, and some regional airports suspended operations temporarily as infrastructure was damaged. Additionally, some mining operations were also disrupted as they faced road blockages and lack of supplies. Furthermore, the protest negatively affected the tourism, hospitality, transportation, construction, and retail sectors.

These protests ended in February 2023. According to the Ombudsman’s office of Peru, the conflict linked to the political crisis caused at least 60 deaths as a result of clashes between civilians, police and military. Since then, other attempts of social protest have not gained much traction. However, there is no assurance as to when our country could face similar social unrest.

In the context of social unrest, on December 12, 2022, an initial bill was approved by Congress to hold early elections in April 2024. Thereafter, political parties asked for a reconsideration of the bill in which the date for the elections was prompted earlier to October 2023. On January 29, 2023, the revisited bill did not obtain the necessary superior majority (87 of 130 votes), which voided the initially approved initiative. Two months later, on March 2023, the executive branch presented another bill for early elections in December 2023, which was again rejected. On June 15, 2023, president Boluarte indicated to press that early elections in 2024 were a ‘closed topic’ and that her government would remain until July 2026, which is the initial date in which Castillo’s term would have ended.

In addition, as with Mr. Castillo’s presidency, president Boluarte has faced challenges in aligning certain initiatives with, and obtaining support from, the Peruvian Congress, which is highly fragmented, as no political party has a clear majority and at least 10 political parties hold minority representations. President Boluarte assumed the presidency with no parliamentary bench as she was expelled from the political party Peru Libre at the beginning of 2021 for not sharing the same ideology. Although it is expected that a majority opposition from the Peruvian Congress against certain policies that may be proposed by the new President will continue, there is a risk of unpredictable policymaking.

Further, should the new President or any official of her administration become involved in corruption investigations or other scandals, popular support for her government and policies may be adversely affected and result in additional disruption to Peru’s political landscape. According to March 2024 Ipsos survey, Ms. Boluarte has a very low approval rate of just 9%. There can be no assurance that future developments in or affecting the Peruvian political landscape, including economic, social or political instability in Peru, will not materially and adversely affect our business, financial condition or results of operations.

It is important to recall that the general elections of 2021 resulted in an environment of political and social polarization, as Pedro Castillo, a leader of a teachers’ union and of indigenous heritage, was elected president in a very narrow (only 44,263 votes of difference) second round win against the right-wing candidate Keiko Fujimori, who is the daughter of ex-president Alberto Fujimori.

Among some risks faced by the actual government are the further weakening of institutions, corruption scandals and lack of technical expertise, and remote risks, although lower than under Castillo’s presidency, include governmental intentions to impose greater state control over the economy and potential changes to Peru’s current constitution (which was enacted in 1993). For a new constitution to replace the current one through a constituent assembly, a constitutional reform proposal would need to be approved by Peru’s Congress, either through an absolute majority (87 votes) in two consecutive legislatures or simple a majority (66 votes) ratified in a referendum.

Social and political instability in Peru is not new. The country has experienced various instances of instability ranging from domestic terrorism (during the 1980s) to military coups and a succession of regimes. Although the risk of renewed domestic terrorism is not expected, any violence derived from the drug trade or illegal mining or a resumption of large-scale terrorist activities could hurt our operations. Additionally, some regimes during the 1970s and 1980s heavily intervened in the economy in pursuit of various economic policies and priorities, including expropriation, nationalization and new taxation policies. These interventions altered the country’s economic environment, financial system and agricultural sector, among other components.

There have also been several political disputes between the government and the opposition in recent decades. Since 2001, more than ten different political organizations have nominated candidates for President in each of the five election processes, showing low approval rating for all candidates (usually around 20%–30% approval ratings or less). Between August 2016 and February 2024, Peru has had 6 presidents, 3 congresses and 16 prime ministers.

Additionally, high levels of poverty and inequality in Peru have been a contributing factor to social conflict. Between 2004 and 2019 (pre pandemic) according to INEI, Peru’s poverty rate decreased from almost 60% of the population to 20%. In 2020, due to the economic shock resulting from the COVID-19 pandemic, the poverty rate increased to 30%, erasing nearly all gains from the last decade and even though it fell to 25.9% in 2021, it rose again in 2022 to 27.5%, remaining above pre pandemic levels. In 2023, the poverty rate increased for a second consecutive year due to weak economic conditions, according to the government technical organization National Center for Strategic Planning (or CEPLAN for its acronym).

There can be no assurance that Peru will not continue facing political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations. There is always the possibility that a political fraction could promote policies to respond to social unrest with a speech that includes or promotes, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. As such, our financial condition and results of operations may also be adversely affected by changes in Peru’s political climate to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment. Another source of risk is political and social unrest in areas where mining and oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country.

Mining is an important part of the Peruvian economy. According to INEI, the mining and hydrocarbons sector represented 14.4% of GDP (mining 12.2% and hydrocarbons 2.2%) in 2023. The country’s exports are highly concentrated in the mining industry; in 2023, free on board (FOB) exports of metallic mining represented 65.9% of total exports (copper represents around half of mining exports), with tax revenues from the sector representing 7% of total fiscal revenues in 2023.

On several occasions, local communities have opposed these operations and accused them of polluting the environment, specifically rivers, hurting agricultural and other traditional economic activities, as well as complained of not receiving the benefits in terms of growth and wealth generated by the mining projects. For example, in 2021, politicized social unrest in Apurimac surrounded the Las Bambas mining project, which produced approximately 11% of Peru’s total copper production in 2022. Las Bambas’ majority owner, MMG, stated that if the routes to the mine continued to be blocked by different politicized members of communities surrounding the mine and routes to the mine, they would not be able to operate. In April 2022, Las Bambas shut down for 51 days, after protesters from two communities entered the mine and settled inside. The recent social protests of late 2022 and early 2023 have also affected Las Bambas’ operations as road blockages prevented the arrival of key inputs. In another example, on January 12, 2023, Minsur announced the temporary suspension of operations in its San Rafael tin mine, in Peru’s Puno region, as a measure of solidarity with the families of people who died in recent protests in the region. On February 6, 2023, Buenaventura temporarily suspended operations at its Julcani silver mine after protesters entered and destroyed part of the mine’s facilities.

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

More recently, violence and crime have become the main concern of Peruvians, according to an October 2023 Ipsos survey, above corruption, unemployment and inflation. In Lima, the capital of Peru, one in three people over the age of 15 has been the victim of a crime in the last year, the highest point in almost seven years. The increase in citizen insecurity not only has a negative impact on victims of crime, but also on households and companies, which are forced to allocate part of their income to prevention measures. Due to the security crisis, the government in September 2023, declared two districts of Metropolitan Lima in a state of emergency to provide for security and social peace. This emergency state ended in January 2024, although the government could adopt this policy again in the future if they deemed it necessary.

Mining was also affected by crime. In December 2023, nine workers were killed and others gravely injured in an attack where men armed with explosives raided and took hostages at a mine belonging to Poderosa, one of Peru’s top gold producers. The government blamed illegal miners and criminal groups.

Altogether, this reduces efficiency in the economy and reduces aggregate productivity. The persistence of these problems represents a source of risk to the economy and, hence, our businesses.

After social unrest erupted in December 2022, Standard & Poor’s (S&P) changed the outlook for Peru’s long-term debt in foreign currency from stable to negative (though kept the credit rating at BBB) due to the challenging relationship between the executive and legislative branches, which limited the government’s ability to timely implement policies. S&P reaffirmed its BBB rating with negative outlook in February 2024. In January 2023, Moody’s changed Peru’s credit rating outlook from stable to negative (though kept the credit rating at Baa1) due to the intensification of social and political risks which threatened, over the next few years, a deterioration of institutional cohesion, governability, policy effectiveness and economic strength through successive governments. Months later, in October 2023, Fitch affirmed the sovereign rating (BBB) and outlook (negative), one year after changing the outlook to negative. The agency stated that the negative outlook reflected continued high level of political uncertainty in Peru and further deterioration of governance that have undermined private investment and are weighing on economic growth prospects.

Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions in those countries.

ICBSA, Credicorp Capital Holding Colombia, Credicorp Capital Holding Chile and ASB Bank Corp. expose us to risks related to Bolivian, Colombian, Chilean and Panamanian political and economic conditions, respectively. These economies suffered unprecedented GDP contractions in 2020 due to the COVID-19 pandemic and have experienced an uneven recovery as a result of different policy responses and economic structures. The negative effect of the pandemic on poverty and inequality, combined with inflation rates (driven by high energy and food prices) not seen in these countries in decades, inflamed an already complex social environment characterized by elevated levels of inequality and dissatisfaction with authorities. According to data from the World Bank, Colombia is the second most unequal country in the region, as measured by the Gini index. In general, the higher the Gini index, which measures the rate of social inequality, of a country, the more unequal it is. Brazil has the highest Gini index in the region; Panama has the third highest.

In recent years, neighboring countries in Latin America in which we have banking and capital market operations have experienced widespread social unrest, and several left-wing leaders have been chosen as presidents. For example, in October 2019, Chile experienced massive and violent demonstrations that forced Sebastian Piñera’s government to sign off on a referendum on a new constitution. In late 2021, Gabriel Boric, a 36-year-old left-wing leader, was elected as Chile’s president for a four-year term. After voters rejected the text for a new constitution in September 2022, Chile’s congress approved a new constitutional process, which was again rejected in December 2023. The next presidential elections will take place in November 2025. In 2021, the proposal of an unpopular tax reform triggered its most serious public unrest in recent memory of Colombia. Gustavo Petro, also a left-wing candidate and former member of guerrilla group M-19, won the 2022 general election, making history as the first left-wing president to be elected in the country. He was also elected for a four-year term. His ability to carry out reforms was undermined by corruption scandals, as well as the loss of political majority in Congress. The next presidential elections will be held in May 2026. In 2022, rising living costs sparked large social protests in Panama. More than a year later, in October 2023, massive social protests erupted again after Congress fast-tracked the approval of the renegotiated concession contract between the government and Minera Cobre Panama. Social unrest lasted more than a month until the Supreme Court ruled the contract unconstitutional, a decision celebrated by the population. The next presidential election will be held in May 2024. In Bolivia, Luis Arce, from the left-wing, was elected president for a five-year term in 2020. Between late 2022 and January 2023, protests took place in Santa Cruz, which represents a larger proportion of Bolivia’s GDP than any other Bolivian city. In October 2023, the political party MAS (Movimiento al Socialismo) expelled Luis Arce from the party and prevented him from running in the 2025 national elections.

This political environment has had a general negative effect on economic activity and businesses in countries in which we have operations. Given these developments, we cannot provide any assurance that Peru will not experience any residual effects from events in neighboring countries, such as the possibility of the base of protesters in Peru extending to the middle class, which may have a materially adverse effect on our business and result of operations. Significant changes to Bolivian, Colombian, Chilean and Panamanian political and economic conditions could have an adverse effect on our business, financial condition, and results of operations.

Bolivia

In 2023 most of the economic activity indicators surpassed their pre-pandemic levels. However, some specific events affected the trend of GDP growth observed since 2021, accelerating the slowdown of the economic activity in the country. Initial estimates suggest that GDP growth for 2023 was around 2%. Furthermore, the decline in the prices of key commodities and the reduction in Bolivia’s primary sector’s productive capacity, especially the gas sector, affected the level of exports to the extent that it is estimated that the trade balance will reflect a deficit for 2023, equivalent to 0.5% of GDP.

Bolivia has a fixed exchange rate regime with an official rate of USDBOB 6.96. Since February 2023, the demand for dollars increased which caused the Central Bank to take different measures including the direct sale of dollars to the public by the Central Bank and the reduction of cash reserve requirements of USD-denominated deposits. In addition, to increase the availability of dollars, the monetary authority exchanged around 90% of its holdings of Special Drawing Rights (SDR) with the International Monetary Fund, equivalent to US$400 million, and, with the enactment of Law 1503, which enabled the Central Bank to sell up to 50% of gold reserves, it monetized approximately 17 tons of the gold reserves, resulting in an additional influx of US$1.05 billion. The government also negotiated new external loans with multilateral and bilateral entities, for an aggregate amount of approximately US$1.5 billion. Despite the policies enacted by the Central Bank, banks still needed to establish different types of limits for cash withdrawals in USD and to increase the fees charged for foreign transfers from 2% in February to around 11% in December. Locally, an informal parallel market has surfaced for the sale and purchase of dollars, with the exchange rate oscillating between 8.0 to 8.5 bolivianos per dollar (above to the official price 6.96 BOB/US$). Finally, International Reserves (INR’s) as of December 31st, 2023, were US$1.7 billion, 55% less than as of the end of 2022. In November 2023, S&P cut Bolivia’s sovereign rating from B- to CCC+ with a negative outlook. Fitch followed suit and, in February 2024, lowered the rating by two notches to CCC.

In April 2023, the ASFI intervened Banco Fassil, the third largest bank in Bolivia, due to severe liquidity issues and serious indications of management deficiencies.

For 2024, the government projects GDP to grow at a rate of 3.7%, driven by internal consumption and economic policies that promote macroeconomic stability, and has ruled out a devaluation of the official exchange rate. It should be noted that in April 2024 the World Bank estimated GDP growth in 2024 to stand at 1.4%. In addition, it projects that dollar liquidity will stabilize in 2024 due to higher cash flows from public industries, new external credits and the reduction of imports. Finally, the government expects a fiscal deficit in 2024 of 7.8% of GDP and a stable level of inflation (3.6% by the end of the year). However, the continued possibility of political conflicts and social unrest remains a risk factor that may affect the economic outlook for 2024.

Additionally, the lending quotas and caps on interest rates that were established in the Bolivian Financial Services Law (Ley de Servicios Financieros, No. 393), which was enacted in 2013, and the mandatory deferrals and refinancings schemes instituted in 2020 and 2021 to mitigate the impacts of the COVID-19 pandemic, continued to negatively impact interest margins on banks.

Colombia

According to the Colombian National Statistics Bureau (DANE), the Colombian economy exhibited a GDP growth of just 0.6% in 2023, the lowest (excluding the pandemic) recorded in 25 years. Amidst a generalized downside revision of the previously presented 2023 GDP data, the Colombian economy narrowly avoided a technical recession. On the spending side, the domestic demand declined 3.8% last year, driven by a plummet in investment (-25%) due to elevated inflation, restrictive financial conditions and persistent regulatory uncertainty.

In this context of domestic demand contraction, challenges remain. First, inflation has remained elevated (7.7% year-over-year as of February 2024), reducing consumers’ real income, while the higher corporate taxes resulting from the 2021 and 2022 tax bills and higher political uncertainty cause both private consumption and investment to remain sluggish. In addition, we believe it is not a coincidence that the worst instance of domestic demand since 1999 has occurred amid the highest policy rate since that year. In fact, the ex-ante real rate is currently the highest since data has been available (October 2003). Hence, a significant reduction in interest rates seems to be a necessary condition for an economic recovery, but uncertainty on the monetary policy front remains high amid upside risks to inflation from the El Niño phenomenon and the need to increase fuel prices. Undoubtedly, fiscal accounts remain a factor of never-ending concern; while they were better than expected in 2023, the government is targeting a sharp increase in primary spending of 1.8% of GDP in 2024, and the fiscal income projection heavily relies upon uncertain income sources (namely, legal tax dispute and tax management efficiencies-related revenues for a combined 1.7% of GDP). Accordingly, the Autonomous Committee of the Fiscal Rule has warned that the fiscal rule —the mechanism that establishes a permanent constraint on fiscal policy through a limit on the structural deficit relative to GDP— could be breached in 2024 should spending cuts are not undertaken. That said, the Minister of Finance, Ricardo Bonilla, has reaffirmed the government’s commitment to fiscal rule, suggesting spending cuts if necessary. Finally, we consider that political noise has decreased during the last year as no major government reforms have yet been approved, while the outcome of the October 2023 regional election meant a move of the political pendulum to the center/center-right. However, regulatory uncertainty is set to remain high in 2024 amid the discussion of controversial reforms (i.e., pensions, labor, healthcare) and proposals to change the regulatory schemes of important sectors like energy.

In June 2023 Moody’s affirmed the Government of Colombia’s long-term local and foreign currency issuer rating at Baa2 and noted the that “the stable outlook incorporates Moody’s expectations that institutional arrangements will continue to play a stabilizing role, assuring that policy directives remain within the confines defined by the existing policy settings, particularly on the fiscal front.” Moreover, in December 2023 Fitch affirmed Colombia’s long-term foreign currency issuer rating at BB+ with stable outlook. Fitch noted that “the ratings are constrained by continued fiscal challenges that weigh on prospects for consolidation needed to ensure stable debt/GDP, a particularly high interest burden, high commodity dependence, and structurally large current account deficit.” Lastly, on January 2024, S&P affirmed the foreign currency issuer rating at BB+ but revised the outlook from stable to negative amid subdued economic growth.

Chile

According to the Central Bank of Chile (BCCh), the Chilean economy barely grew 0.2% year-over-year in 2023. The authority has stated that the economy has behaved according to expectations, but with heterogeneous performance among economic sectors. On the demand side, household consumption has recently been showing an incipient recovery, while investment, beyond recent ups and downs, has continued to be sluggish amid weak construction linked to the housing and real estate segment.

According to the Chilean National Statistics Bureau (INE), inflation stood at 3.9% in December 2023. The figure showed a substantial decline compared to a year ago when it stood at 12.8%. As a result, price adjustments have continued to recede amid the resolution of macroeconomic imbalances, including the closing of the output gap, the normalization of aggregate demand after an unsustainable trend between 2021 and 2022 and the fading of cost-related shocks observed in the past few years.

The BCCh has continued with the normalization process of the policy rate, which has accumulated a reduction of 400 basis points between July 2023 and February 2024. Going forward, and according to the most recent monetary policy report, the reference rate is expected to stand between 4% and 6% by year-end, well below the peak of 11.25% seen in the first half of 2023. The reduction in domestic imbalances, the lower inflation and the ongoing monetary policy easing cycle should allow GDP to grow around 2.5% in 2024.

Regarding the fiscal accounts, the latest Public Finances Report showed that in 2023, the fiscal deficit would stand at 2.4% of GDP, while gross debt is forecasted at 39.8% of GDP. In our view, the sustainability of the public finances in the mid-term is one of the most relevant risk factors to consider. Recently, S&P revised Chile’s outlook from stable to negative on weaker political consensus. According to the credit agency, political wrangling has slowed the approval of meaningful policies to boost economic growth and rebuild fiscal resilience. The firm said fiscal accounts are expected to consolidate, but the fiscal profile is vulnerable to shocks, given still moderately low buffers. The negative outlook captures weakening political consensus on critical parameters of Chile’s political and economic agenda, which will weigh on Chile’s capacity to grow and potentially undermine its credit quality over time. Finally, we consider that political noise and uncertainty have significantly decreased after the rejection of the second constitutional plebiscite in December 2023 and the high probability of no new constitutional processes during the remainder of the current administration. In any case, the developments around the pension and tax reforms discussion are factors worth monitoring.

Panama

In 2023, economic activity unexpectedly increased with annual GDP growth of 7.3%. Large infrastructure and investment projects, such as the Panama’s third metro line, a fourth bridge over the canal and the Gatún power plant, boosted growth. On a sector-by-sector basis, construction, commerce, transport, and mining contributed the most to Panama’s economic growth. Additionally, Panama was negatively affected by the weather phenomenon “El Niño”, which caused the worst drought in 70 years and disrupted activities in the Panama Canal. The number of ships that transit the canal decreased 7.4% in 2023 compared to the same period last year, although the authority managed to increase toll revenues by 10%.

Panama’s GDP growth after the 2020 pandemic shock, which caused an unprecedented contraction of 17.7%, has been among the highest in the world. In 2021 and 2022, GDP rebounded 15.8% and 10.8%, respectively. The global economic recovery, big infrastructure projects and copper production from Minera Cobre Panama drove this substantial post-COVID economic recovery.

However, negative events in 2023 are expected to affect the outlook for the coming years. In October, the Congress fast-tracked the approval of the renegotiated concession contract between the government and Minera Panama, a local subsidiary of the Canadian company First Quantum Minerals. This approval caused massive protests – the worst in at least three decades - and road blockages that resulted in shortages of basic goods as large portions of the country were shutdown. The population claimed that the contract was unconstitutional, abusive and harmful to the environment.

It is worth noting that in mid-2022 Panama also experienced massive social unrest, similar to the 2023 episode, sparked by rising living costs (especially higher gasoline prices). The Panamanians claimed, at the time, that high inequality and a greater public perception of corruption in the political arena were the reasons behind their complaints.

On November 3, 2023, to diminish social unrest, President Laurentino Cortizo signed into law an indefinite moratorium on new mining concessions and the prohibition of renewing existing concessions. Despite that decision, protests continued. Days later, on November 28, 2023, Panama’s Supreme Court ruled the contract unconstitutional, to which the population reacted positively. Accordingly, the government ordered a definitive closure of First Quantum’s copper mine. According to the Minister of Industry and Commerce, the orderly process of the closure of a mine of this magnitude could take between seven to eight years.

The importance of the mine to the country was undeniable. Cobre Panamá was the largest private investment project in the country’s history with an amount equivalent to 10% of GDP. It began operations in 2019 and reached maximum capacity in 2021. With a production of 350 thousand tons of copper in 2022 it was among the top 15 copper producing mines in the world. Additionally, according to the National Institute of Statistics and Census (INEC for its acronym), it generated around US$2.8 billion (3.7% of GDP) through copper exports and was an important source of fiscal revenues.

In an already challenging fiscal environment, the closure of the Cobre Panama mine and the moratorium of new mining concessions triggered movements from the main three credit rating agencies in the last quarter of 2023. In September, before these events, Fitch affirmed the BBB- rating but changed the outlook from stable to negative due to persistent fiscal pressures and uncertain prospects for consolidation. The agency added that the government’s expected royalties from the renegotiated concession mining contract appeared increasingly doubtful. In October, Moody’s followed suit and reduced its rating to Baa3 (and changed the outlook to stable). The downgrade reflected the agency’s view about Panama’s lack of effective policy response to structural fiscal challenges that have been rising over time. Moody’s also considered that in a social-political context characterized by heightened tensions Panama’s credit profile will continue to be undermined by persistent pressures. And, in November, S&P revised the outlook to negative (and affirmed the BBB rating) to reflect the risk of a downgrade resulting from the potential fallout of the recent events on investor confidence, private investment and economic growth prospects.

Finally, in March 2024, Fitch downgraded Panama’s credit rating by one notch to BB+ with stable outlook, stripping the country from its investment grade status achieved in 2010. The agency stated that the move reflects fiscal and governance challenges that have been aggravated by the events surrounding closure of Minera Cobre Panama. As such, Moody’s places Panama’s credit rating at the lowest possible rating for a security to be considered investment grade while S&P’s rating is one notch above investment grade.

Panama’s public debt, as a percentage of GDP, peaked at year-end 2020 at 65.0% of GDP, fell to 60.1% at year-end 2021, to 57.9% of GDP at year-end 2022 and reached 55.2% of GDP at the end of 2023. Although public debt has fallen since 2020, the 2023 level still represents an increase of 10 percentage points from the year-end since 2019 rate of 44.5% of GDP.

On the positive side, in October, Panama was removed from the (Financial Action Task Force) grey list, a movement considered key by the International Monetary Fund to preserve Panama’s position as a regional financial center. However, the country is still on the European Union list of non-cooperative jurisdictions for tax purposes.

Finally, the May 2024 presidential elections will add an additional source of uncertainty to the country.

Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.

Peru is a small, open economy highly integrated with the rest of the world and is affected by movements in the external environment (growth of main trade partners, changes in commodity prices and movements in external rates and global financial markets). As such, any major deterioration of the international economy can have materially adverse effects on the Peruvian economy and markets, as well as in our businesses and operational results. According to the Economist Intelligence Unit (EIU), there is a moderate risk that global inflation will re-accelerate in 2024, driven by firm global demand and an upswing in key commodity prices due to supply shortages. That could push central banks to keep tightening well into the year, raising interest rates to levels that would be likely to lead to a much more significant slump in consumer and investment demand.

In 2023, the United States and several large, advanced economies showed a greater than expected resilience and avoided falling into one of the most anticipated recessions by markets. A strong labor market kept consumption spending robust and caused Central Banks to continue raising their monetary policy rates, especially during the first half of the year. In China, although GDP surpassed the government’s target with a 5.2% economic growth, the year was characterized by a confidence and property market crisis which demanded fiscal support.

Inflation continued to moderate in 2023, with overall measures slowing down in most countries. In the United States, for instance, by December 2023, CPI inflation had slowed to 3.3% from its peak of 9.0% in June 2022. Core inflation, which excludes food and energy, stood at 3.9% in December 2023, lowest since April. In the year, inflation slowed due to lower commodity prices (energy and food), reduced pressure on supply chains, restrictive monetary policy and reduction in prices of non-durable and durable goods. However, recent inflation reports have surprised negatively. In January 2024, inflation slowed less than expected, to 3.1% year-over-year in the case of total CPI, and core CPI remained at 3.9% year-over-year as services inflation is stickier than expected. As such, market expectations of the Federal Reserve’s first rate cut, based on fed funds futures, have been pushed back from March to June, and now expect four rate cuts of 25 basis points compared to seven cuts at the end of 2023.

Disinflation and steady growth are expected to continue, which according to the IMF makes the likelihood of a hard landing lower. They forecasted (January 2024 Economic Outlook report) global growth of 3.1% in 2024 and 3.2% in 2025 but commented that the average growth rate of 2024-2025 is below the historical (2000–19) average of 3.8%, with elevated central bank policy rates to fight inflation, a withdrawal of fiscal support amid high debt weighing on economic activity, and low underlying productivity growth.

Even though the outlook looks less gloomy and at the moment risks look more balanced, there are still relevant downside risks to the global economy. According to the IMF’s January World Economic Outlook, these include: i) new commodity price spikes from geopolitical shocks––including continued attacks in the Red Sea–– and supply disruptions or more persistent underlying inflation could prolong tight monetary conditions; ii) deepening property sector woes in China or elsewhere; and iii) a disruptive turn to tax hikes and spending cuts could result in disappointing growth.

An additional source of risk are the presidential elections of the United States (November 5, 2024). Joe Biden, the incumbent, and Donald Trump, former president, are set to face off in the first presidential rematch since 1956, according to CNN.

If a global recession materializes it could affect Peru’s economic growth mainly through i) lower commodity prices and ii) lower external demand. The country’s exports are highly concentrated in the mining industry, where copper and gold exports’ share of total exports was around 50% in 2023. In addition, an important source of fiscal revenue comes from mining (7.1% in 2023). Therefore, Peruvian trade responds significantly to fluctuations in metal prices, especially copper. In 2023, Peru’s trade surplus increased to a record of US$17.4 billion from US$10.3 billion in 2022, due to a drop of 10.8% in imports, an increase of 1.5% in exports and positive terms of trade. The average copper price for 2023 was US$3.85 per pound, 4% lower than the average of US$3.99 per pound in 2022, while oil prices fell 18% over the same period (to US$77.6 per barrel). In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from China and the United States, Peru’s main trading partners. The European Union is also an important buyer of Peruvian goods, especially of non-traditional ones. As such, lower than expected growth from these countries would pose risks to Peru’s economic growth as such may impact exports and foreign direct investment.

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

Furthermore, financial conditions in global markets also affect the Peruvian economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary policy tightening in developed economies, particularly by the Federal Reserve in the United States, could adversely affect economic activity in Peru because it strengthens the US Dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, because the Peruvian economy has a portion of loans denominated in US Dollars (23.3% of loans to the private sector and 34.1% of deposits as of December 2023), which is referred to as financial dollarization, potential financial balance sheet position effects should be considered because a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but earn their income in local currency.

Geopolitical tensions and conflict, including the conflicts between Russia and Ukraine, and between Israel and Palestine, could have economic effects that negatively impact the Peruvian economy.

We are subject to geopolitical risks, including economic sanctions, acts or threats of international or domestic terrorism, actions taken by governments in response, state-sponsored cyberattacks or campaigns, civil unrest and/or military conflicts, which could adversely affect business and economic conditions abroad and in the markets in which we operate. For example, geopolitical tensions intensified as Russia invaded Ukraine on February 24, 2022, and NATO backed Ukraine with various forms of support short of direct intervention. The war between these two countries and its effect on supply caused commodity prices to spike during the first half of 2022, especially for commodities for which Russia and Ukraine had an important share of global production like crude oil, natural gas, wheat, and fertilizers. The conflict triggered a commodity rally, with the price of West Texas Intermediate (WTI), a crude oil benchmark used as a reference price in the United States, reaching almost US$124 per barrel (its highest level since 2008), while the prices of natural gas, wheat, copper, aluminum and palladium reached historic highs. These price increases exacerbated the inflation shock that the world was already experiencing.

The war is not over yet, as the Russian invasion enters its third year, and actions are still being taken and/or considered against Russia. These measures could have global repercussions and remain an important risk in 2024. For instance, since December 2023, there is a new restriction that applies to European Union exporters and contractually prohibits re-exportation to Russia and re-exportation for use in Russia of a limited number of goods when selling, supplying, transferring or exporting to a third country, with the exception of partner countries. This measure adds to the massive and unprecedented sanctions against Russia. As of February 2024, Ukraine and Russia are still exchanging air attacks. Any escalation of the conflict may exacerbate economic issues already arising from it. According to the European Commission, since the end of 2022, there have been in place price caps from the European Union on Russian petroleum products (such as diesel and fuel oil) to limit their revenues and hamper Russia’s ability to wage war in Ukraine.

A scenario where the war escalates and these prices increase significantly, as in the first half of 2022, would inflict a negative shock on real disposable income and make agricultural products and basic products more expensive, along with higher transportation costs due to higher oil prices. Emerging economies with high levels of poverty remain particularly vulnerable to this shock which could fuel new waves of social unrest.

In addition, the escalation of this conflict may have an adverse impact on the economy of Peru, where we conduct most of our business, despite Russia and Ukraine representing approximately 3.2% of global GDP (as adjusted for purchasing power parity). In the worst case, it could renew inflationary pressures globally and cause central banks to keep their restrictive monetary policy stance for a prolonged period.

Additionally, the Israel-Hamas armed conflict that erupted in October 2023 has developed into a humanitarian crisis in the Gaza strip and has caused widespread global protests calling for cease fire. Much of the western countries, such as the United States, United Kingdom and Germany have supported Israel, while the Islamic world has condemned Israel’s response. In response to the support offered by the United States to Israel, according to the Pentagon, Iranian-backed militants have launched 61 attacks on bases and facilities housing United States personnel in Iraq and Syria since October 17, 2023. Further, in February 2024, the Yemen Houthi movement attacked civilian commercial ships in the Red Sea, which they argued were tied to Israel. As such, an escalation of this armed conflict to other countries in the middle east, where large oil producers are located, could increase energy prices, representing an important risk to inflation and financial markets.

Another geopolitical risk is related to tensions in the relationship between China and United States. Throughout 2018 and 2019, there was a trade dispute between both countries that included the imposition of tariffs on both U.S. and Chinese products on several occasions, denouncements regarding currency manipulation and actions filed with the World Trade Organization, among others, which negatively affected global demand and commodity prices. In 2023, political tensions escalated after the United States shot down a suspected Chinese surveillance balloon and U.S. Representative Nancy Pelosi, the former speaker of the House, visited Taiwan, which China claims as part of its territory. In 2024, an electoral year in the United States, a change to a Democrat-led administration could renew the trade dispute with negative repercussions on the global economy.

China and Taiwan tensions have surged at the beginning of 2024, as the former has intensified patrols around a group of islands controlled by the latter. The move comes in the aftermath of the death of two Chinese fishermen who drowned during a pursuit by Taiwan’s coast guard. The importance of Taiwan in the world’s electronic market (phones, electric cars, and others) is high as Taiwan Semiconductor Manufacturing Company ranks among the most prominent names in the semiconductor global industry. An increase in tensions between both countries could renew price pressures in the semiconductor market, with negative effects on inflation, like the ones observed in 2022.

Legal and Regulatory Risks

Regulatory changes and the adoption of new international guidelines to sectors in which we operate could adversely affect our earnings and our operating performance.

Because we are subject to regulation and supervision in Peru, Bolivia, Colombia, Chile, Cayman Islands, the United States of America, Panama, Bermuda, Spain, changes to the regulatory framework in any of these countries or changes in tax laws could adversely affect our business.

Financial Services Activities

We are, most directly, subject to extensive supervision and regulation through the Peruvian Banking and Insurance Law and the Peruvian Consolidated Supervision of Financial and Mixed Conglomerates Regulation.

The SBS and the BCRP supervise and regulate BCP Stand-alone and Mibanco’s operations. Peru’s constitution and the SBS’s statutory charter grant the SBS the authority to oversee and control banks and other financial institutions, including private pension funds and insurance companies. The SBS and the BCRP have general administrative responsibilities over BCP Stand-alone and Mibanco, including setting their capital and reserve requirements. In past years, the BCRP has on numerous occasions, changed the deposit reserve requirements applicable to Peruvian commercial banks, as well as the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the BCRP. Such changes in the supervision and regulation of BCP Stand-alone and Mibanco may adversely affect our results of operations and financial condition. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru” for additional information regarding the regulation of BCP Stand-alone and Mibanco by the SBS and the BCRP.

Furthermore, changes in regulation related to consumer protection made by these agencies may also affect our business. In March 2021, a new interest rate ceiling law was approved under the Peruvian Usury Law. This law grants the BCRP the power to set maximum and minimum interest rates, on a semi- annual basis, to regulate the market for consumer loans, small consumer loans, small and medium enterprises (SMEs) loans and credit card loans. Additionally, the Peruvian Usury Law states that if a debtor is late in payment, only default interest will be charged. The collection of penalties or other commissions or expenses from debtors, as well as the capitalization of interest, is prohibited. The Peruvian Usury Law also establishes that (i) the commissions and expenses applicable to consumer loans, small consumer loans, small and medium enterprises loans and credit card loans must imply the provision of an additional and/or complementary service to the transaction entered into by the clients; (ii) the financial institution must justify the transfer of the cost to the client; and (iii) the value of the service must be supported by a technical, economic and legal report, which must be submitted to the SBS.

The Superintendence of the Securities Market of Peru (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises certain of our subsidiaries, such as BCP Consolidated, Credicorp Capital Sociedad Agente de Bolsa (Credicorp Capital Bolsa), Credicorp Capital Sociedad Administradora de Fondos (Credicorp Capital Fondos), Credicorp Capital Peru S.A.A. (Credicorp Capital Peru) and Credicorp Capital Sociedad Titulizadora S.A. (Credicorp Capital Titulizadora). Additionally, some of our subsidiaries are under the supervision of the Peruvian Financial Intelligence Unit (Unidad de Inteligencia Financiera del Peru or UIF-Peru by its Spanish initials), and all of our subsidiaries that operate in Peru must comply with the provisions regulated by the Peruvian Consumer Protection Authority (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual or INDECOPI by its Spanish initials) and the Peruvian Data Privacy Authority (Autoridad Nacional de Protección de Datos Personales or ANPDP by its Spanish initials).

We are also regulated by other governmental entities in other jurisdictions. In Colombia, we are subject to supervision and regulation through the Unit of Financial Regulation (Unidad de Proyección Normativa y Estudios de Regulación Financiera or URF by its Spanish initials), the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia or SFC by its Spanish initials) and the Colombian Stock Market Self Regulator (Autorregulador del Mercado de Valores de Colombia or AMV by its Spanish initials). In Chile, we are subject to supervision and regulation through the Financial Markets Commission of Chile (Comisión para el Mercado Financiero or CMF by its Spanish initials). See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.4. Colombia and 6.2.5 Chile”.

In Bolivia, we are subject to the supervision of the Bolivian Financial Authority (Autoridad de Supervisión del Sistema Financiero or ASFI by its Spanish initials) and of the Bolivian Pensions and Insurance Authority (Autoridad de Fiscalización y Control de Pensiones y Seguros or APS by its Spanish initials).

BCP Miami is regulated, supervised and examined by the Florida Office of Financial Regulation (OFR) and by the Board of Governors of the U.S. Federal Reserve System (FED). Our direct and indirect nonbanking subsidiaries doing business in the United States are also subject to the authority of relevant U.S. financial regulatory agencies depending on their U.S. activities.

Further, Credicorp Capital LLC., our U.S. broker-dealer, is regulated, supervised and examined by the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). Additionally, Credicorp Capital Advisors LLC., our U.S. financial advisor, is also regulated by the SEC.

In the Cayman Islands, we are subject to the regulation of the Cayman Islands Companies Law for ASHC. Effective August 2, 2021, Atlantic Security Bank (Cayman Islands) and ASB Bank Corp. (Panama) merged, with the latter being the surviving entity. ASB Bank Corp. is supervised by its principal regulators, the Superintendence of Banks of Panama (Superintendencia de Bancos de Panama or SBP by its Spanish initials) and, with respect to activities relating to its securities investment business, the Superintendency of the Securities Market of the Republic of Panama (Superintendencia del Mercado de Valores de Panama or Panama SMV by its Spanish initials).

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

The Peruvian regulator has been working on the implementation of the risk-based capital model, which seeks to guarantee that insurance companies maintain the necessary capital to face the risks inherent to their activity in the face of possible stress scenarios (similar to Solvency II). It is expected that this model will come into force before the year 2028. In the first quantitative exercise that was carried out, the results for the company showed that Pacífico Seguros had capital in excess of what would be required.

Pension fund

In recent years, the Peruvian government has approved various reforms to the pension system, affecting the funds under management and, as a result, our business operations and results:

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

In 2019, to reinforce this reform and cushion the level of early withdrawals, the government approved new strict restrictions for this retirement alternative for those affiliates who qualify for early retirement. Although this can help to mitigate the risk that a massive number of affiliates request early withdrawals and so reduce the impact of early retirement on funds under management, the risk of retirement of funds remains.

In March and April 2020, in response to the COVID-19 crisis, the Peruvian government and Congress took measures to provide liquidity to affiliates by allowing them to draw down their funds. Later, Congress approved other three withdrawals in November 2020, May 2021, and May 2022, respectively. These measures had an impact on funds under management and on income in the AFPs’ system. In the case of Prima, total fund withdrawals amounted to S/25.4 billion.

In August 2021, Congress approved and published a law that reduced the age for men to access early retirement from 55 to 50.

In January 2023, the government approved and published Law No. 31670, which sets a new option for retirement based on a minimum pension and creates incentives to increase voluntary contributions. In June 2023, the SBS modified the methodology to calculate the legal reserve requirement. The new methodology assigns a fixed percentage (based on the level of risk of each fund) of the assets under management of each fund as the legal reserve requirement.

See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”.

Taxation

Changes in U.S. laws or regulations applicable to our business, such as the U.S. Foreign Account Tax Compliance Act (FATCA), the National Defense Authorization Act (NDAA) and the Anti-Money Laundering Act of 2020 (AMLA 2020) regulations, as well as other international regulations such as the Organization for Economic Co-operation and Development’s (OECD’s) Common Reporting Standards (CRS), may have an adverse effect on our financial and operational performance by significantly increasing our compliance obligations.

For a discussion of Peruvian, Chilean, and Colombian tax regulation, see “ITEM 10. ADDITIONAL INFORMATION – 10.E Taxation”.

Credicorp, as a Bermuda tax-exempted company, may be adversely affected by any change in Bermuda law or regulation.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”), which came into force on January 1, 2019, a registered entity, other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (that is, a non-resident entity), that carries on as a business with any one or more of the “relevant activities” referred to in the ES Act is considered to be in the scope of economic substance requirements to ensure that the entity is engaged in real economic activity in Bermuda and must comply with those requirements. The ES Act may require in-scope Bermuda-registered entities that are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditures in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. “Relevant activities” under the ES Act include the following: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Based on the current guidance issued pursuant to the ES Act, which was revised at the beginning of 2023, the Bermuda Registrar of Companies will consider “relevant activities” to be carried on as a business by an entity and so view that entity as within the scope of the ES Act, whether or not the entity earns any gross revenue in respect of such activity during the relevant financial period.

Both Credicorp Ltd. and Credicorp Capital Ltd. are Bermuda tax-exempted companies, so the ES Act applies to them. Both companies are also considered “pure equity holding”, entities under the ES Act. All entities subject to the ES Act that undertake “relevant activities”, including all “pure equity holding” entities, must file annually with the Registrar of Companies an Economic Substance Declaration (the “ESD”), providing information in relation to the previous financial year (relevant financial period). The ESD will require the disclosure of certain key information applicable to an analysis of economic substance requirements. Pure equity holding entities are currently subject to reduced economic substance requirements, including the requirement to have adequate people for holding and managing equity participations, and adequate premises in Bermuda. An entity conducting the relevant activity of having a headquarters in Bermuda which generates gross revenue is required to satisfy the requirements under the ES Act in respect of that activity for that relevant financial period. However, an entity that earns no gross revenue in respect of such activity in any relevant financial period will not be required to satisfy the requirements under the ES Act in respect of that activity for that relevant financial period.

The Registrar of Companies is responsible for monitoring and enforcing the economic substance regime. The ES Act provides for civil penalties, subject to rights of appeal, of up to US$250,000 for non-compliance with the applicable economic substance requirements. If, after the applicable civil penalties have been exhausted, an entity continues to fail to comply, the Registrar of Companies may apply for a petition to the Supreme Court of Bermuda for an order for such terms as it thinks fit. This may include an order to strike the entity off the Register of Companies. The ES Act also criminalized knowingly providing false declaration information to the Registrar of Companies, which is punishable by penalties of up to US$10,000, imprisonment for two years or both.

Other offshore jurisdictions released similar legislation that affects some of our offshore entities (including ASHC in the Cayman Islands). This other legislation imposes similar requirements and penalties.

Further, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”). Bermuda constituent entities of multi-national groups are subject to tax under the CIT Act. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net taxable income for each fiscal year. The net taxable income is determined by adding taxable income and subtracting taxable losses. Taxable income is equivalent to the financial accounting net income determined for the fiscal year, removing, among other items, dividends or other distributions received or accrued (with the exception of short-term portfolio shareholding and ownership interest in an investment entity that meets certain specific criteria). Taxation under the CIT Act will not begin until tax years starting on or after January 1, 2025. In addition, the CIT Act provides transition rules including, going forward, carryforward tax losses incurred in the five fiscal years preceding the effective date or increases in the tax basis of assets and liabilities. The CIT Act also provides relief from double taxation a via foreign tax credit based on the adjusted amount of foreign taxes accrued by the group. [We do not expect the CIT Act to have a material adverse effect on our results of operations going forward but will continue to assess as additional clarification becomes available].

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

In addition, our Bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or Directors. This waiver limits the rights of shareholders to assert claims against our officers and Directors for any action taken by an officer or Director. It also limits the rights of shareholders to assert claims against officers for the failure of an officer or Director to take any action in the performance of his or her duties, except with respect to any matter involving willful negligence, willful default, fraud or dishonesty on the part of the officer or Director. As a result, it may be more difficult for our minority shareholders to assert claims against us or our Directors and officers, as compared to the shareholders of a U.S. company.

Industry and Market Risks

We operate in a competitive environment that may limit our potential to grow and may put pressure on our margins and reduce our profitability.

BCP Stand-alone and Mibanco have experienced increased competition, including increased pressure on margins. This is primarily a result of the following:

•	Highly liquid foreign-owned commercial banks and microfinance institutions in the market;

•	Local and foreign financial services, wealth management and capital markets institutions, with substantial capital, technology and marketing resources; and

•	Local pension funds that lend to BCP Stand-alone’s corporate customers through securities issuances.

Larger Peruvian companies have gained access to new sources of capital through local and international capital markets, and BCP Stand-alone’s existing and new competitors, including non-banking institutions such as fintech companies, have increasingly made inroads into the higher margin, middle market and retail banking sectors. Such increased competition has affected BCP Stand-alone’s loan growth as well as reduced the average interest rates that BCP Stand-alone can charge its customers.

Competitors may also dedicate greater resources to, and be more successful in, the development of technologically advanced products and services that may compete directly with BCP Stand-alone’s and Mibanco’s products and services. Such competition could adversely affect the acceptance of BCP Stand-alone’s and Mibanco’s products and/or lead to adverse changes in the spending and saving habits of BCP Stand-alone’s and Mibanco’s customer base. If competing entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP Stand-alone and Mibanco, BCP Stand-alone’s and Mibanco’s products and services may be unable to compete successfully. BCP Stand-alone and Mibanco may not be able to maintain their respective market shares if they are not able to match their competitors’ loan pricing or keep pace with their development of new products and services. Even if BCP Stand-alone’s and Mibanco’s products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP Stand-alone and Mibanco because of their greater financial resources, higher sales and marketing capacity or other similar factors.

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

As a result of Peru’s stable economic growth, some international banks and microfinance institutions have sought and obtained authorization to open representative offices in Peru. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This also will eventually put downward pressure on interest rates. Any negative impact on BCP Stand-alone and Mibanco resulting from increased competition could have a material adverse effect on our results of operations and financial condition. For further detail about the competitive market in our LoBs, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B. Business Overview – (5) Competition”.

Our business and results of operations could be negatively impacted by a pandemic virus outbreak or other public health crises beyond our control.

In March 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. This extremely rare event, the likes of which had not been seen in over 100 years, forced governments around the world to take important measures to mitigate the contagion, such as the closure of international borders, severe mobilization restrictions and lockdowns. As a result, global gross domestic product (GDP) contracted sharply in 2020 (lowest since the Great Depression of 1929), and the economies in which Credicorp operates (mainly Peru, Bolivia, Colombia, Chile and Panama) were severely affected by two factors: (i) the effect on the global economy (such as the economic growth of our main trade partners like China and the United States, as well as lower commodity prices, mainly metals and oil), during the first half of 2020 (at the worst of the crisis, WTI oil and copper prices has fallen around approximately 80% and copper 25%, respectively); and (ii) the local effect of government measures to stop the COVID-19 outbreak, such as quarantines, forced economic shutdowns and populist initiatives. In 2020, GDP fell 10.9% in Peru, 6.1% in Chile, 7.2% in Colombia, 8.7% in Bolivia and 17.7% in Panama.

Major disruptions for exchange rates and global capital flows were triggered by the pandemic. The value of emerging markets currencies against the US dollar, including those from Latin America, dropped substantially. The Brazilian Real (BRL), Mexican Peso (MXN), Colombian Peso (COP) and Chilean Peso (CLP) all reached historic highs (lower value) at the beginning of the pandemic. In 2022, COP and CLP, depreciated to new highs against the US dollar due to idiosyncratic problems. In October 2021, the Peruvian Sol weakened to its highest level against the US dollar due to the political instability caused by Castillo’s government.

To mitigate the negative effects of the pandemic on health and economic outcomes, governments around the globe took drastic fiscal measures that consisted of additional spending or forgone revenue, including direct transfers and tax relief measures, and provided liquidity support, through loans and government guarantees (like the “Reactiva Program” in Peru). Central banks delivered massive monetary stimuli by reducing policy rates to the zero lower bound in most developed and emerging economies and announcing quantitative easing programs to purchase sovereign and corporate bonds. Furthermore, in Chile and Peru, early withdrawals from pension funds were approved as a source of relief for households.

These measures, however, came with a cost. Lower economic growth and higher spending weakened debt metrics significantly and caused credit rating agencies (CRAs) to issue many sovereign downgrades. According to Kramer (2021), between January 2020 and March 2021, three CRAs issued a total of 99 sovereign rating downgrades on 48 countries, affecting 35% of their rated sovereign portfolio1.  In the Latin American region, for instance, coupled with political instability, between 2020 and 2022, Chile’s sovereign credit rating was downgraded by one notch by Fitch and S&P to A- and A, respectively; Colombia lost its investment grade rating from Fitch and S&P; Peru and Panama suffered downgrades from the three agencies and are now two and one notch above investment grade (lowest possible rating for a security to be considered investment grade), respectively, when we consider the lowest rating of the three CRAs.

1 Tran, Y., Vu, H., Klusak, P., Kramer, M. & Hoang, T. (2021, July). Sovereign credit ratings during the COVID-19 pandemic. Bennett Institute for Public Policy, University of Cambridge, England.

Additionally, large fiscal stimulus programs and expansive monetary policies worldwide were also behind the worst inflation shock in four decades experienced post COVID-19.

A different pandemic outbreak (whether like COVID-19 or of a more deadly pathogen), would bring risks to the global economy and to Peru’s economy and our operations. A new pandemic could again deteriorate fiscal metrics and reduce economic outcomes. Hence, it would put new downward pressure on credit ratings. Actions taken by governmental authorities and other third parties in response to this risk may negatively impact our business, results of operations and financial condition. In general, some of the main economic indicators affected due to a pandemic include exchange rates, interest rates, credit spreads, commodity prices, GDP and sovereign government debt.

Another pandemic outbreak or other international public health crisis may adversely affect the credit risk of Credicorp’s loan portfolio. Resulting temporary closures, mobility restrictions, increases in unemployment rates and insufficient liquidity could negatively affect our business volume and the portfolio quality of our credit and investment portfolios.

Additionally, our insurance business may be adversely affected due to the possible increase in the level of claims, mainly in the life and health segments.

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

We have implemented several policies to manage our interest rate risk exposure and seek proactively to update our interest rate risk profile to minimize losses and optimize net revenues; however, sudden and/or significant volatility in market interest rates could have a material adverse effect on our financial condition and results of operations. For further information, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – Sensitivity to Changes in Interest Rates.”

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

We also face foreign exchange risk on credit that we extend through our banking business, which is primarily conducted through BCP Stand-alone. To address this risk, BCP Stand-alone identifies borrowers that may not meet their debt obligations due to currency mismatches by performing sensitivity analyses of the credit ratings of companies and the debt-service capacities of individuals. Then, we classify borrowers according to their level of foreign exchange credit risk exposure. We monitor these clients, and, on an ongoing basis, we revise our risk policies for underwriting loans and managing our portfolio of foreign currency-denominated loans. However, these policies may not sufficiently address our foreign exchange risk, resulting in adverse effects on our financial condition and results of operations.

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

Liquidity risk is the risk of being unable to meet funding obligations as they come due, to capitalize on growth opportunities as they arise or to pay dividends without incurring unacceptable losses, costs or risks. This risk is inherent in any retail and commercial banking business and can be heightened by a number of factors, such as over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. The Group’s liquidity arises primarily from customer deposits, principal and interest payments on loans and investment securities, net cash flow from operating activities and other sources. We must maintain sufficient funds to respond to the needs of depositors and borrowers.

Our liquidity, business activities and profitability may be adversely affected by an inability to access the debt capital markets or to sell assets during periods of market-wide or firm-specific liquidity constraints.

Our ability to borrow on a secured or unsecured basis, and the cost of doing so, can be affected by increases in interest rates or credit spreads, a downturn in the geographic markets in which our loans are concentrated, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us, certain of our counterparties or the banking sector or the financial services sector as a whole, including our perceived or actual creditworthiness, as well as other factors that may be outside our control. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase, or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations.

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

The Group benefits from short-term funding sources, including primarily demand deposits, securities lending and time deposits. The Group’s ability to generate deposits depends on its reputation, customer service and competitive pricing. Our access to deposits may also be affected by the liquidity needs of our depositors, particularly in an inflationary environment where they may be compelled to withdraw deposits in order to cover rising expenses. As a part of our liquidity management, we must ensure we can respond effectively to potential volatility in our customers’ deposit balances.

Although we have been able to replace maturing or withdrawn deposits and advances historically as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors, or depositors with high deposit balances, sought to empty their accounts in a short period of time. We could encounter difficulty facing a significant deposit outflow, which could negatively affect our profitability or reputation. In circumstances in which our ability to generate needed liquidity is impaired, we may need access to non-core funding, such as borrowings from the BCRP, and other emergency sources. While we maintain access to these non-core funding sources, some sources are dependent on the availability of collateral and the counterparty’s willingness and ability to lend. Any long-term decline in deposit funding would adversely affect our liquidity, and we may not be able to manage the risk of deposit volatility effectively.

 Our investments measured at fair value through profit or loss and fair value through other comprehensive income expose us to market price volatility, liquidity declines and fluctuations in foreign currency exchange rates, which may result in losses that could adversely affect our business, financial condition and operating results. In addition, our investments measured at amortized cost may expose us to market price volatility and liquidity shortcomings if sales of those investments become required for liquidity purposes.

Price, liquidity and foreign exchange risks are inherent in the Group’s securities. Our investments at fair value through profit or loss may lead to gains or losses when sold or marked to market. Our investments at fair value through other comprehensive income may require us to record unrealized gains or losses through other comprehensive income when those investments are marked to market and in realized gains or losses when sold. Both types of investments measured at fair value may fluctuate from period to period due to numerous factors that are beyond our control, such as foreign currency exchange rates, interest rate levels, counterparty credit, risks and general market volatility. Losses from trading activities and realized or unrealized losses could have an adverse effect on our business, financial condition and operating results.

Our investments measured at amortized cost may lead to gains or losses when sold due to liquidity requirements. These gains or losses occur due to numerous factors that are beyond our control, including interest rate levels, counterparties’ credit risk and general market volatility.

Business Performance Risks

A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our income is related to lending activities, a significant deterioration of loan quality would have a material adverse effect on our business, financial condition and results of operations. We are subject to concentration default risks in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and results of operations. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification, our pursuit of opportunities in which we can charge higher interest rates, and thereby increase revenue, may have an impact on the profile of loan portfolio and risk exposure.

In addition, loan concentration in commercial sectors is particularly salient in Peru, and any significant deterioration in such sectors may have a material adverse effect on our business, financial condition and results of operations. For additional detail on the composition of our loan portfolio, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan portfolio and – 7.3.3 Concentrations of loan portfolio and lending limits”. Our current strategy includes increasing our exposure to market segments with heightened credit risk, including middle-market and consumer segments, such as unsecured small companies, and consumer loans and consumer mortgages, which have higher risk profiles compared to loans to large corporate customers. Given the changing composition of our loan portfolio and the possible adverse changes in the environment in which we operate, our future results may differ significantly from our past results.

Finally, the Group relies heavily on the use of models all throughout the credit management process (prospecting, admission, portfolio monitoring and collection). This requires a comprehensive governance framework seeking excellent standards in the construction and monitoring of these models. Those standards are updated and improved upon, from time to time, to mitigate the impact that severe or unexpected changes in the macro and micro economic environment could have on the risk quality of our portfolio, especially in the consumer and SME segments.

Errors or inaccuracies in risk models can have an adverse economic impact on our business, financial condition and results of operations.

Model risk is defined as the possibility of incurring in economic losses due to bad decisions that are made based on erroneous or imprecise models. Deficiencies at the model level may be generated by problems with data quality, methodologies, implementations and/or uses. This risk is relevant because Credicorp uses models in processes related to credit acceptance, portfolio follow-up, provisions, pricing, internal calculations of economic capital and other aspects.

Accurate underwriting and setting of premiums are important risk management tools for primary insurance companies, including Grupo Pacífico, but the estimates underlying our underwriting and premiums may be inaccurate.

Grupo Pacífico’s operating performance and financial condition depend on its ability to underwrite and set premium rates accurately across a full spectrum of risks. In order to be profitable, Grupo Pacífico must generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses.

To price premium rates accurately, Grupo Pacífico must:

•	Collect and analyze a substantial volume of data;
•	Provide sufficient resources to its technical units;
•	Develop, test and apply appropriate rating formula;
•	Closely monitor changes in trends in a timely fashion; and
•	Predict both severity and frequency with reasonable accuracy.

If Grupo Pacífico fails to accurately assess the risks that it assumes, or does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a material adverse effect on our operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing life insurance reserves and P&C loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacífico ultimately expects to pay out on claims and of the related costs of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others: (i) in the case of life insurance reserves, changes in mortality or longevity rates, interest rates, persistency rates and regulation; and (ii) in the case of P&C loss reserves, morbidity, changes in medical costs, repair costs and regulation. Any negative effect of inaccurate estimates or projections on Grupo Pacífico could have a material adverse effect on its results of operations and financial condition.

While reinsurance is an important risk management tool of any primary insurance company that enables risk diversification that in turn helps to reduce losses, we face the possibility that the reinsured amount will be insufficient to fully cover incurred losses or that the reinsurance companies will be unable to honor their contractual obligations.

Credicorp assumes reinsurance risk in the normal course of business for our insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, considering the product classification of the reinsured business.

In the case of a catastrophic event that exceeds the confidence levels used for the purchase of reinsurance, which are based on models and practices according to the best market standards we face the risk that the reinsured amount will be insufficient to fully cover incurred losses. In such case there will be a negative impact on our equity. Additionally, while Credicorp’s internal requirements with respect to reinsurer counterparty credit risk, as set by Grupo Pacífico’s risk management unit and approved by the Risk Committee, are more stringent than local regulatory requirements and include diversified placement of reinsurance, a failure by one or more of our counterparty reinsurance companies to honor their contractual obligations could have a material adverse effect on our financial condition and results of operations.

Risks not contemplated in our insurance policies may affect our results of operations.

Insurance amounts are calculated through statistical analysis and then maintained to cover risks related to our operations, including, among others, internal and external fraud, computer crime, professional liability for services we provide, director’s and officer’s liability and general liability against general claims involving bodily injuries and property damage. However, the terms and conditions of the insurance policies we have may not cover losses we incur in connection with a specific event or incident or may cover only part of the losses we may incur. The insurance policies of Credicorp and its subsidiaries are contracted with Grupo Pacífico. Grupo Pacífico reinsures the policies in the cases it deems appropriate due to the materiality of the risk.

Acquisitions and strategic partnerships may not perform as expected, which could have an adverse effect on our business, financial condition and results of operations.

Acquisitions and strategic partnerships, including those made in our Investment Management and Advisory, Insurance and Microfinance businesses, may not perform as expected since our assessment could be based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and strategic partnerships may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition, and results of operation.

For example, in 2023, the Group recorded a gross impairment loss totaling S/71.9 million (S/64.1 million attributable to Credicorp and S/7.8 million from minority interest), equivalent to US$19.3 million or 75,199 million Colombian Pesos (COP), for its investment in Mibanco Colombia (formerly Bancompartir), as a result of its assessment of the recoverable amount. In this assessment, the fair value of Mibanco Colombia was estimated to be 438,259 million COP (equivalent to US$113.2 million or S/419.4 million), which was less than its book value of 513,458 million COP (equivalent to US$132.5 million or S/491.3 million). For further detail, please see Note 10(b) (Intangible Assets and Goodwill) to the consolidated financial statements.

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

Credicorp continues to invest in its technology and digital capabilities across its franchises, including digital platforms and cloud-based solutions. Credicorp has also been pursuing productivity and operational performance improvements through the evolution of its diverse business models. For example, in microfinance, Mibanco has leveraged data and analytics to develop centralized credit assessment capabilities and generate loan offers to current clients and has leveraged alternative channels, such as mobile banking, call centers and home banking, among others, to increase loan disbursements. In addition, Credicorp has been making other investments in new ventures within its LoBs, such as our Yape mobile application, and through its corporate venture capital center Krealo, which is investing in startup fintech, such as Tenpo SpA (Tenpo), Credicorp Capital Negocios Digitales S.A.S. (Tyba), Compañia Incubadora de Soluciones Moviles S.A. (Culqi) and Wally POS S.A.C. (Wally), among others.  For additional detail about Credicorp Innovation strategy and our investment in disruptive initiatives, please see ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview – Our Innovation Strategy.

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

Furthermore, Credicorp’s digital investments involve execution complexity and could result in additional losses, charges or other negative financial impacts. For example, Credicorp may not be able to achieve its objectives related to monetization of disruptive initiatives.

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

As a holding company, our ability to make dividend payments, if any, and to pay corporate expenses will depend upon the receipt of dividends and other distributions from our operating subsidiaries. Our principal operating subsidiaries are BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacífico, ASB Bank Corp., Prima AFP and Credicorp Capital. Subject to certain minimum liquidity, reserve and capital adequacy requirements under applicable regulations, we are able to cause our subsidiaries to declare dividends. If our subsidiaries do not have funds available or are otherwise restricted from paying us dividends, we may be limited in our ability to pay dividends to shareholders. Currently, apart from the minimum capital requirements, there are no restrictions on the ability of BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacífico, ASB Bank Corp., Prima AFP or Credicorp Capital to pay dividends abroad. In addition, our right to participate in the distribution of assets of any subsidiary, upon any subsidiary’s liquidation or reorganization (with the holders of our securities able to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except where we are considered an unsubordinated creditor of the subsidiary. Accordingly, our securities will effectively be subordinated to all existing and future liabilities of our subsidiaries, and holders of our securities should look only to our assets for payments.

Since our main Peruvian subsidiaries pay dividends considering the accumulated results shown in the financial statements prepared under local GAAP applicable to financial entities, there could be differences between local GAAP and IFRS. The main difference between these is with respect to the application of IFRS 9 regarding both the methodology used to determine the provision for credit losses in loan portfolio and the determination of financial income for loans. For 2023, the application of IFRS 9 resulted in provision reversal for credit losses in the loan portfolio being S/39.7 million lower than under local GAAP and income tax being S/11.7 million higher than under local GAAP. The effects of these differences, net of income tax, resulted in net profit being S/28.0 million higher under IFRS than under local GAAP.

Finally, the value of any dividend paid by our operating subsidiaries that declare dividends in a currency different from Credicorp’s dividends (such as ASB Bank Corp., BCP Bolivia, Credicorp Capital Holding Chile and Credicorp Capital Holding Colombia) is subject to the impact of the exchange rate of the dividend’s currency against Credicorp’s functional currency. This foreign currency exchange could have a negative impact on our ability to pay dividends to shareholders. For further details about Credicorp’s Dividend Policy refer to “ITEM 8. FINANCIAL INFORMATION – 8.A Consolidated Statements and Other Financial Information – (3) Dividend Policy”.

Operational Risks

A failure in, or breach of, our operational or security systems, fraud by our employees or outsiders, other operational errors of our system of internal controls to discover and rectify such matters could temporarily interrupt our businesses, increase our costs and cause losses.

The risk of the occurrence of, or a material adverse effect caused by, security breaches remain present due to the constant adoption of new technologies and the interoperability between them, the use of digital profiles and processes, as well as the transfer of data among remote workers, cloud servers and office workers, given the transition to a more permanent hybrid workforce. Similarly, the exposure to malicious external actors or insiders (i.e., security breaches) or operational errors affecting the confidentiality, availability and integrity of our main information assets (data bases, servers, software digital information associated with processes, among others) could result in significant losses of customer data and/or other types of confidential information, losses of revenue and customers, reputational harm and legal risks, any of which could directly affect our business and operations. In addition, the increased use of information technology (IT) and other IT resources can increase technological risks due to failures or problems in the management of technological tools and operational risks due to deficiencies or failures in processes or resources.

We also rely on third-party service providers that store, transmit and process part of our confidential information and that of our clients, which constitutes supply chain risk. In addition, in recent years, there has been an increase in the number and sophistication of cyberattacks not only against financial institutions but also their providers worldwide.

Our anti-money laundering and counter-terrorist financing measures might not prevent third parties from using us as a conduit for such activities, which could damage our reputation or expose us to fines, sanctions or legal enforcement, any of which could have a material adverse effect on our business, financial condition and results of operations.

As financial institutions, our subsidiaries must comply with significant anti-money laundering and counter-terrorist financing laws and regulations, as well as applicable international standards and recommendations such as those provided by the FATF and local directives. In line with these requirements, our group has developed a comprehensive risk-based approach strategy to implement an Anti-Money Laundering (AML) and Counter-Terrorism Financing (CTF) Program that seeks to prevent third parties from channeling illicit funds through Credicorp. At Credicorp, our financial institutions have continued to face many of the AML/CTF risks such as fines, commercial sanctions or legal enforcement.

In Peru, the SBS published the Anti-Money Laundering and Anti-Financing of Terrorism (AML/AFT) Risk Management Regulation in 2015 (SBS Resolution No. 2660-2015 and subsequent amendments), which includes provisions that extend the duties and functions of the Compliance Officer, clarify the obligation of companies to carry out customer classification under strict terms, establish enhanced due diligence for high risk customers and set out the guidelines for transferring funds, as well as many other specific requirements for daily transactions. These guidelines result in higher operational costs due to the significant investment in technology required to comply with the strict terms of the regulation.

Environmental, Social and Governance Risks

Natural disasters in Peru could disrupt our businesses and affect our results of operations and financial condition.

In Peru, we are exposed to risks of natural disasters that in some cases may be exacerbated by climate change, such as floods, mudslides and droughts. We are also exposed to disasters unrelated to climate change, such as earthquakes. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to the El Niño Phenomenon (El Niño), an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean and provokes heavy rains off the coast of Peru that may result in floods and mudslides in the north and central Andean regions. Due to its very strong intensity, the 1997- 1998 El Niño destroyed crops and infrastructure equivalent to 2.2% of Peru’s GDP. In early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity; caused widespread damage to infrastructure; displaced many people; and resulted in a deceleration of growth from 4.0% in 2016 to 2.5% in 2017. According to Peru’s fiscal council - autonomous entity created with the aim of contributing to the analysis and, technical and independent discussion of fiscal policy - El Niño caused US$6.2 billion in damages (equivalent to 2.9% of Peru’s GDP) in affected regions in the first half of 2017 through damages to bridges, roadways, housing and educational services, among others.

Since the beginning of 2023, heavy rains have intensified in many areas on the North Coast of the country due to unusual warming of temperatures in the Pacific Ocean and the wake of cyclone Yaku. This caused river overflow risk, mudslides, floods, and lack of food and water in some towns. In addition, in March 2023, Peru’s local climate events specialist, the National Service of Meteorology and Hydrology of Peru (Servicio Nacional de Meteorología e Hidrología del Peru or SENAMHI by its Spanish initials) and The National Study of the El Niño Phenomenon (Estudio Nacional del Fenómeno El Niño or ENFEN by its Spanish initials), determined a state of “El Niño Costero alert” because they expected El Niño conditions (warmer than normal superficial sea temperatures) to continue developing at least until July 2023.

This weather phenomenon heavily affected the anchovy capture, the agricultural and primary manufacturing sectors and the textile production for the domestic market. These sectors had their worst performance in more than two decades in 2023. In the case of the fishing sector, the first anchovy capture season in the north central zone was canceled by the Ministry of Production. Additionally, the expectation that Coastal El Niño would continue until the first quarter of 2024 could have led to greater caution in private consumption and investment decisions that were already affected by an environment of still-high food price inflation, the political context and the normalization process after the post-pandemic rebound.

We cannot assure that another destructive “El Niño” will not occur in the future and negatively affect Peru’s GDP as well as the financial situation of some of Credicorp’s clients and the quality of our loan portfolio. In fact, we expect that “El Niño” will continue to affect our country from time to time.

Additionally, similar natural disasters, or other types of disasters, could impair our operational capacity. Our business continuity plans include emergency response, disaster recovery, operations continuity, crisis management, data protection and recovery and critical systems redundancy. Although we test our business continuity plans annually, these plans may prove to be ineffective, which could have a material adverse effect on our ability to carry out our businesses, especially if an incident or disaster affects computer-based data systems or damages customer or other data. In addition, if a significant number of our employees were affected by a natural disaster, our ability to conduct business could be impaired. Our subsidiary Grupo Pacífico is further exposed to risks associated with natural disasters due to the policies that it underwrites. To protect Grupo Pacífico’s solvency and liquidity, our insurance business historically has reinsured substantial portions of its earthquake-related risks through automatic quota share and excess of loss reinsurance; however, there can be no assurance that a major catastrophe would not have a material adverse impact on our results of operations or financial condition or that our reinsurance policies would not be an effective hedge against our exposure to risks resulting from natural disasters due to insufficient coverage.

We may incur financial losses and damages to our reputation from ESG risks, which recently have been recognized as increasingly relevant because they can affect business continuity and the creation of long-term value for our stakeholders.

In recent years, ESG risks have been recognized as increasingly relevant because they can affect business continuity and the creation of long-term value for our stakeholders. Environmental risks, for example, may affect our businesses, particularly within our banking, asset management and insurance subsidiaries. The market increasingly demands a proactive approach to issues affecting the environment from companies like ours, and thus a perception of lack of environmental responsibility could damage our reputation. Moreover, we operate in a region susceptible to climate-related challenges. These environmental issues have the potential have an adverse impact on our clients, affecting their payment capabilities and business continuity, likewise affecting our own operation. Among these environmental issues, climate change is particularly important to Credicorp, potentially exposing us to physical and transition risks, which may impact other traditional risks, such as credit, operational, reputational and others.

Social issues related to managing employees, customers and communities’ relationships may affect our business mainly through a talent or capabilities deficit, high training costs, compliance failures, operational inefficiencies and reputational risks. Finally, corporate governance issues may affect our business mainly through reputational risk, if we are perceived by stakeholders as a company that has any controversy related to transparency, Board structure and remuneration or stakeholder governance.

ITEM 4.	INFORMATION ON THE COMPANY

4. A	History and development of the Company

Credicorp Ltd. (New York Stock Exchange (NYSE) and Lima Stock Exchange (Bolsa de Valores de Lima or BVL by its Spanish initials) trading code: BAP) is a tax-exempted company that was formed in Bermuda on August 17, 1995, pursuant to the Bermuda Companies Act 1981 in order to act as a holding company for, and to coordinate the policy and administration of our subsidiaries, which include BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacífico, Prima AFP, Credicorp Capital and ASB Bank Corp. We currently hold, directly and indirectly, 97.74% of BCP, 99.96% of BCP Bolivia, 95.99% of Mibanco, 85.58% of Mibanco Colombia, 98.86% of Grupo Pacífico, 100.00% of Prima AFP, 100.00% of Credicorp Capital and 100.00% of ASHC (as well as 100.00% of ASB Bank Corp. through ASHC). See “ITEM 4. INFORMATION ON THE COMPANY – 4.C Organizational Structure”. In Bermuda, Credicorp operates under the Bermuda Companies Act 1981 (as to date amended).

Our principal activity is to coordinate and manage the business plans of our subsidiaries to develop our Universal Banking, Microfinance, Insurance and Pension, and Investment Management and Advisory businesses at Perú, Colombia, Chile, Bolivia, Panama and EEUU. Though we primarily focus on the aforementioned countries, we also make limited investments in other countries in the same region. Our registered address in Bermuda is at Clarendon House, 2 Church Street, Bermuda, the address of our website is https://www.grupocredicorp.com/ (the website, and the information on such website, are not incorporated in this Form 20-F). The management and administrative office (which is the same as the principal place of business) of our principal subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina, Lima 12, Peru, and its phone number is +51-1-313-2000.

The SEC maintains a website that contains reports of the issuers that file electronically with the SEC. Our electronic filings with the SEC are available to the public from the SEC’s website at http://www.sec.gov. (Trading Code – BAP).

As of December 31, 2023, our total assets were S/238.8 billion and our equity attributable to Credicorp’s equity holders was S/33.1 billion. Our net profit attributable to Credicorp’s equity holders in 2021, 2022 and 2023 was S/3,584.6 million, S/4,647.8 million and S/4,865.5 million, respectively. See “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

On December 20, 2017, Credicorp’s Board of Directors resolved to organize Credicorp’s subsidiaries in four LoBs: Universal Banking; Microfinance; Insurance and Pensions; and Investment Management and Advisory. These changes took effect on April 1, 2018. During the same year, the Corporate Venture Capital Arm of the group was formed, developing Krealo in March 2018.

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

Joinnus was acquired in March 2023. It is a subsidiary of Yape Market S.A.C, currently owns a 99.93% stake. The company is a digital platform for selling tickets to online events and shows.

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

Insurance and Pensions

In 2015, Grupo Pacífico signed an agreement with Banmedica to participate as equal partners in the health insurance and medical services business. Grupo Pacífico transferred the majority control of the Pacífico Seguros corporate health insurance business and medical services to Banmedica. In 2018, UnitedHealth Group, one of the world’s largest healthcare companies, acquired Banmedica, becoming Pacífico’s new partner in Peru. Consequently, the Pacífico Seguros’ corporate health insurance business and medical services are no longer consolidated with Grupo Pacífico for accounting purposes and are reported as an investment in associates.

Investment Management and Advisory

During 2012, Credicorp initiated the creation of a regional investment banking platform. During the same year, the firm acquired a 51.0% stake in Correval S.A. Comisionista de Bolsa in Colombia and 60.6% of IM Trust S.A. Corredores de Bolsa in Chile. In 2013, Credicorp Capital Peru was created and included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP Stand-alone’s investment banking activities. On September 30, 2016, Credicorp Capital Peru concluded the acquisition of the remaining stake in Correval S.A. Comisionista de Bolsa in Colombia and IM Trust S.A. Corredores de Bolsa in Chile. As a result of these acquisitions, Credicorp Capital became the owner of 100% of both companies. During these years Credicorp wanted to consolidate the brand name of Credicorp Capital on the whole region, so the group decided to name Correval S.A. Comisionista de Bolsa in Colombia as Credicorp Capital Colombia and IM Trust S.A. Corredores de Bolsa in Chile as Credicorp Capital Chile.

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

On August 2, 2021, we finalized the merger by absorption between Atlantic Security Bank (Cayman Islands) and ASB Bank Corp. (Panama), with the latter being the surviving entity. ASB Bank Corp. is a financial institution incorporated under the laws of Panama, with an International Banking License and a securities brokerage license, issued by the SBP and the Panama SMV, respectively.

On March 15, 2022, Credicorp incorporated CC Asset Management Mexico S.A. de C.V., an unregulated legal entity (specifically, a variable capital corporation) in Mexico. This entity will distribute mutual funds and investment funds through private offerings. The company was constituted as a subsidiary of Credicorp Capital Ltd.

Corporate Venture Capital – Krealo

Credicorp LoBs are complemented by Krealo, Credicorp’s venture capital investment arm. Krealo identifies and invests in opportunities that complement Credicorp’s business lines.

In January 2019, Grupo Crédito S.A. incorporated Tenpo S.P.A. (formerly Krealo S.P.A.) in Chile with the purpose of constituting investments in companies, real estate and movable capital. Tenpo S.P.A. (formerly Krealo S.P.A.) acquired 100% of Tenpo Technologies S.P.A. (formerly Tenpo S.P.A.), a company dedicated to the commercialization of services, digital products, information technology and telecommunications, and 100% of Tenpo Prepago S.A. (formerly Multicaja Prepago S.A.), a company dedicated to the issuance and operation of prepaid cards.

In January 2019, Grupo Crédito S.A. acquired 91.36% of Compañía Incubadora de Soluciones Móviles S.A. (“Culqi”). Currently, Grupo Crédito S.A. directly and indirectly owns 100% of Culqi. Culqi was created in December 2013 and is mainly engaged in the development and operation of an online payment technology platform for digital businesses.

We acquired Wally POS S.A.C. in January 2022 with the purpose of facilitating the management of client businesses through electronic tools and software that allows for the control of key aspects such as electronic invoicing, inventory control, and reports.

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

Monokera Agencia LTDA. was created in March 2023, its objective is to offer insurance, and promote insurance contracts and renewals, on behalf of one or various insurance companies. It allows us to develop the commission-based business model that Monokera SAS has implemented with some channels. 99.9999% of the shares belong to Monokera SAS and 0.0001% to MKRA S.A.S.

MKRA S.A.S. was created in February 2023, with the purpose of establishing Monokera Agencia LTDA. together with Monokera SAS, since two companies were required to form a limited company. 100% of its capital belongs to Monokera S.A.S. It currently has no employees, and its legal representation is exercised by the same Legal Representative of Monokera S.A.S.

Other support companies

In June 2021, Grupo Crédito S.A. established Ventive Servicios De Consultoría España, S.L with the purpose of providing specialized digital capabilities services to the Credicorp Group.

Subsequent Events

On December 21, 2023, the Board of Directors appointed Cesar Ríos Briceño as Chief Risk Officer (CRO) of Credicorp and BCP and Alejandro Pérez-Reyes Zarak as Chief Financial Officer (CFO) of Credicorp and BCP. In addition, André Rezende, Chief Technology Officer (CTO) will now report to the Chief Executive Officer. To facilitate a smooth transition, the management shift commenced on March 1, 2024, and the new appointments will officially take effect on July 1, 2024. Additionally, Michelle Labarthe Wiese, joins Credicorp as Chief Strategy Officer (CSO), a newly created position that will oversee the Sustainability, Strategy & Corporate Development, and M&A functions, effective January 2, 2024.

4. B	Business Overview

(1) Credicorp Overview

Credicorp is the financial services holding company with the longest continuous operations in Peru with over 130 years of experience in the financial sector. We are organized into four LoBs: (1) Universal Banking, and (2) Insurance and Pensions, which mainly serves the overall Peruvian market, together with (3) Microfinance, (4) Investment Management and Advisory, which has a strong presence in Latin America; and its Corporate Venture Capital, Krealo

Throughout its history, Credicorp has worked to leverage its franchises and has evolved towards a focus on customer-centricity, innovation, and growth, and has consolidated into a group with more than 37,000 employees and operations mainly in six countries: Peru, Bolivia, Colombia, Chile, Panama and USA. We have a purpose, vision and values oriented towards the goal of creating value for our stakeholders and the societies of countries where we operate.

Our Purpose

Contribute to improving lives by driving the changes that our countries need.

Our Vision

Be a sustainable financial business leader in Latin America, guided by a great purpose, future-oriented and focused on generating superior value for our employees, customers, shareholders, and the countries we operate in.

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

Sustainability Strategy

Sustainability Governance

Credicorp’s sustainability governance gives visibility to the sustainability strategy at various levels of the organization, ensures the integration of sustainability into our business management and its alignment with the business strategy, allows for coordinated efforts between corporate and subsidiary teams, generates accountability for results, prioritization of initiatives and setting ambitious goals, and moves us forward on our path to becoming a sustainable financial services leader in the region. There is oversight of the sustainability program at all levels, from the board level through to the teams responsible for implementation. Each subsidiary replicates a governance structure similar to that existing at the corporate level but adapted to its own internal arrangements.

Sustainability Governance Structure

Forum / Team	Description
Board	Setting and modifying the Corporate Sustainability Strategy (pillars and ambitions) and setting and modifying policies directly related to sustainability and corporate governance.
Sustainability Committee of the Board of Directors	Direction of the sustainability strategy and visibility of the results
Sustainability SteerCo	Visibility, prioritization, and focus of the strategy and program
Sustainability Sponsor	Corporate-level program oversight
Corporate Sustainability Office
Ensures execution of strategy, coordinating efforts at the corporate level. It has grown and redesigned its structure to optimally support program implementation given its level of maturity, including the incorporation of environmental profiles.

For further information about the Sustainability Committee, please see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.C Board Practices”.

Our sustainability strategy draws from our purpose of contributing to improving lives by driving the changes our countries need. It is from this purpose that our vision springs of being a sustainable financial services leader in Latin America that is future-oriented and focused on creating superior value for our employees, clients, shareholders, and the countries we operate in. With great responsibility, we have taken up our role as a change agent in society, promoting the sustainable development agenda through our core businesses and forming partnerships that strengthen our impact. The progress made over the past three years is proof of this work.

As a result of our strategy implementation, we present Group and subsidiary 2023 achievements on the Social, Environmental and Governance fronts.

Social:

On the social front, in our last sustainability report we present our progress on the goals of increasing responsible financial inclusion that is complemented by comprehensive financial education, helping small businesses grow, and generating opportunities and products for women. Our social impact also manifests in our community engagement and through our relationship with suppliers along our value chain, in line with our vision of supporting their journey to greater sustainability.

Financial inclusion lies at the heart of our social strategy. Yape has proven to be an exceptional tool to promote financial inclusion, providing access to financial services for the first time to more than 1.7 million2 people in Peru, in turn generating usage frequency and more transactions. Today, Yape also operates in Bolivia, where it has over 1 million users. We are proud to announce that BCP also financially included 2.4 million3 people through savings accounts.

For its part, Mibanco banked more than 63,000 individuals and individuals with a business through micro-loans, 55.9% of whom are women. Women’s financial inclusion is vital to progressing equity efforts in Peru, so we have strengthened our value proposition for them by creating Mundo Mujer; now, we focus not just on providing access to credit but also on delivering financial education, savings products, and other services. We also continue to work toward opening up access to insurance by creating Seguros para todos, our insurance-for-all strategy that protects more than 2.3 million people with our inclusive, low-cost, and more accessible products.

Environmental:

On the environmental front, we published our first TCFD report and rolled out our corporate environmental strategy to deliver on our ambition to be local leaders in supporting the transition to an environmentally sustainable economy.

Through BCP, we reached more than US$585 million in green-labeled loans. We also made significant progress in measuring the carbon footprint of our credit and investment portfolios, generating more information and knowledge for the responsible management of our portfolios.

On the risk management front, we deepened our approach to sustainability from both environmental and social perspectives. Finally, in our sustainability report we show the progress regarding our direct carbon footprint.

It is also clear that the environmental and social fronts are closely linked. In 2023, Peru suffered the effects of Cyclone Yaku and the threat of the El Niño phenomenon, leaving thousands of people in the affected areas vulnerable and affecting the normal functioning of the economy. BCP, Pacífico Seguros, and Mibanco joined forces for a campaign (Con la camiseta bien puesta) that has delivered awareness and prevention training programs at community fairs in the affected regions and reached more than 6,000 people to date. Our companies also rolled various measures—from education and prevention efforts to financing solutions and benefits for affected clients—supporting people to more easily navigate this challenging situation.

[2]	Cumulative total from 2020 to 2023. It includes people who made at least three average monthly transactions in the last three months.
[3]	Cumulative total from 2020 to 2023. It includes people who made at least three average monthly transactions in the last three months.

Governance

On the governance front, through a new nomination, we continued strengthening the competencies and widening the diversity of our board. Always striving for continuous improvement, we undertook an external evaluation of our board and its committees. Our progress to date has resulted in a positive perception of our structures, composition, and functioning, aligned with good practices in the market. The recommendations of this analysis will enable us to strengthen our governance further.

Credicorp’s Innovation Strategy

Our digital strategy is a fundamental element needed to execute our purpose, follow our values, and advance towards the future guided by our north star values. With an overarching group strategy, we enhance our digital and transformation processes to capture opportunities efficiently, expand our total addressable market and strengthen our operational drivers.

Our journey began in 2015, when BCP Stand-alone decided focus on customer satisfaction while pursuing greater efficiency. Soon after, Grupo Pacífico, Mibanco, Prima AFP and Credicorp Capital followed the same path. Each of our LoBs has created an innovation lab, which is a crucial for our LoBs’ cultural and digital transformation.

Throughout all these years, we have been seeking to innovate by constantly challenging, transforming, and disrupting ourselves. We aim to anticipate and adapt to the increasingly fast changing megatrends that could impact our customers, capture digital opportunities, and generate long-term profitability. For this, we have been seeking to strive for developing digital capabilities such as:

a) Having a self-disruptive mindset,
b) Strengthening an agile and user experience culture,
c) Capturing digital talent, and;
d) Developing solid tech capabilities.

While leveraging our competitive strengths:

a) Diversified and independent LoBs,
b) Strong brand and extensive network of long-term client relationships,
c) Sound management with resilient track record, and;
d) Solid balance sheet and risk discipline.

During 2022, we implemented our corporate innovation system at Credicorp Ltd. level. This system is focused on disruptive initiatives; that is, those that (i) are aimed at achieving new revenue streams through new business models, (ii) may compete with our own traditional businesses, and (iii) may require building new and critical capabilities, either operational, digital, or technological. The system is steered by the Chief Innovation Officer (CINO), with the support of the Innovation Management Office (IMO). The CINO and the IMO oversee (i) the definition of an innovation strategy at a corporate level, (ii) the management of the disruptive initiative portfolio, (iii) the development of the necessary innovation enablers; and (iv) the execution of activities and transversal projects to foster and improve innovation efforts. We periodically review potential disruptive initiatives so that we can manage them within funds, financial limits, and metrics structured as a portfolio. The CINO steers this process, which is performed along with the Finance Department and validated by the Innovation Committee.

The system and its governance reflect an entrepreneurial and decentralized innovation model. Major decisions around strategy and portfolio management are made by a central Innovation Committee, while the sourcing and development of initiatives are executed by decentralized Innovation Units (IUs), which operate within or next to our LoBs. Thanks to this arrangement, we believe that we benefit from, on one hand, a central decision body that ensures alignment of innovation to our corporate goals and enables a fast decision process on the most complex issues; and, on the other, from being close to our customers, leveraging information already managed by our LoBs, and fostering rapid change and adoption in the overall organization.

The Innovation Committee, which is the system’s central body, is composed by Credicorp’s CEO, COO, and CINO as voting members, while Credicorp’s CFO and Krealo’s CEO participate regularly. This committee works closely with, and makes recommendations to, the Board of Directors, which holds the power over material decisions involving innovation, and over key venture graduations (e.g., spin-offs, spin-ins, write-offs, others). The Innovation Committee interacts with other forums through a variety of coordinated approaches. For instance, the Valuation Committee, which defines the methodologies and parameters for the valuation of ventures, is chaired by the CFO. We also have an Innovation Table, chaired by the CINO, which serves as an open discussion and coordination space for the IUs’ leaders. The following picture summarizes the main participants in our innovation system:

The IUs perform different roles depending on their various capabilities and on the LoBs’ needs. Some of the parties that hold these roles include: (i) innovation labs, which focus on inside-out innovation and operate mainly from ideation to the product-market-fit stage; (ii) Krealo, our corporate venture capital arm, which brings outside-in innovation, primarily through the acquisition of or minority investments in ventures with some proven market fit; (iii) a growth accelerator unit that scales ideas with potential after product market fit has been established; and (iv) some specific ventures that are key to our strategy, which we call “speedboats”. These speedboats sit close to our LoBs in order to take advantage of digital and data assets. At the same time, they hold sufficient governance independence, which allows them to take decisions faster and track performance accordingly with the nature and risk of the innovation under development. For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and development of the Company”.

Our innovation system covers strategic and enabling elements. The strategic elements aim to include innovation domains and ambition, allocation of resources, performance management, and governance. These are necessary to provide guidance to the IUs and add structure to the system. The enabling elements seek to include components such as talent, culture, organization, or IT functions. For instance, our AI (Artificial Intelligence) program is an example of how we promote transversal projects that enable better coordination and maximize value creation. We also work hand in hand with our ESG strategy team to seek disruptive business models that are aligned with our sustainability pillars.

The innovation domains reflect markets, verticals, and/or trends in which there might be opportunities to disrupt, given our corporate strategy and priorities, our internal capabilities, and market and digital developments. Thus, they tell the IUs where to look for new initiatives. We organize these domains in three horizons to help structure, prioritize, and make disciplined capital allocation decisions. In horizon 1, we group the domains that are closer to our core businesses and geographies and, thus, are spaces we should mainly strengthen. In horizon 2, we include adjacent markets or niches in which we have identified an opportunity to enter or to reinforce our presence. Finally, in horizon 3, we explore trends with heavy technological and/or digital components that might completely transform the way we operate.

To achieve our innovation ambition, we set financial limits that track our investment in the disruptive portfolio (including the impact to ROE). These limits ensure that our profitability and financial health remain in line with our corporate goals. They also allow us to allocate funds to the horizons and innovation stages appropriately. The Innovation Committee provides the priorities for capital allocation, but the LoBs commit the specific funds, in accordance with our entrepreneurial and decentralized innovation system.

Finally, for performance management, we have a set of metrics that help us monitor disruptive portfolio performance and make timely decisions. These metrics assess four portfolio dimensions: (i) fund activity, which measures the size and efficiency with which we use resources (time and money) and kill initiatives with little potential; (ii) strategic performance, which reflects, for instance, diversification, incremental revenues and clients, or scaling-up speed; (iii) financial performance, which measures the actual and expected cost and return of our portfolio; and (iv) portfolio confidence, which shows the risk of our portfolio based on the completion of OKRs by innovation stage, which in turn help us fund only those initiatives with the greatest potential.

Innovation funnel stages
Dimensions
Origination
Incubation
Product Market Fit
Acceleration
Escalation
A. Fund Activity
B. Strategic Performance
C. Financial Performance
D. Portfolio Confidence
KPI relevance for stage

Corporate Venture Capital – Krealo

As part of our innovation efforts at the holding level, in 2018, Credicorp set up Krealo, an initiative that has evolved from our open innovation arm to Credicorp’s Corporate Venture Capital, bringing innovation from the outside-in. Krealo focuses on external innovation by investing in opportunities that complement current and future LoBs. Krealo works independently from other LoBs, with a similar flexibility to venture capital funds, coupled with the control, network and scalability of Credicorp.

Krealo’s purpose is to identify, screen, and invest in opportunities by building and/or acquiring new features. Krealo currently manages nine ventures across Peru, Chile, Colombia and Mexico. These ventures include a Neobank, a digital broker, an offline and online payments company, a point-of-sale (POS) software-as-a-service (SAAS), an ecommerce platform provider for businesses, an insurance technology platform, an Open Banking platform, and an Open Finance platform that automatizes workflows and digital wallets.

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

b.
Creating new businesses for Credicorp: Tenpo, our Neobank in Chile, has become Credicorp’s first step into Chilean retail banking through its product offering. With approximately 2,500,000 registered downloads and more than 2,300,000 clients since July 2019, Tenpo is democratizing financial services in Chile.

(ii)	Regarding the ventures, Krealo creates strategic value by:

a.	Providing independence to the ventures while still providing constant support in areas of expertise including growth, IT, data, and cybersecurity, among others.

b.	Acting as a long-term strategic partner, willing to support ventures with capital and expertise throughout their development.

c.	Offering flexible deal structures with the aim of generating financial and strategic value.

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

Going forward, our strategic focus is to scale our business and increase user engagement. We strive to reduce our customer acquisition costs by leveraging organic channels, as well as partnerships with Credicorp’s companies and other market leaders. Furthermore, we are developing more products within our ventures to improve the stickiness of our solutions, generate cross-selling opportunities and keep our customers within our ecosystem with wider options according to their needs.

“The Best Place for The Best Talent”

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

Risk Rating

In March 2023, Fitch Ratings affirmed Credicorp Ltd.’s risk ratings at ‘BBB’ with a negative outlook. In June 2023, S&P Global Ratings confirmed the credit rating of Credicorp Ltd. at ‘BBB’ and the outlook as negative. In 2022 Fitch Ratings and S&P Global Ratings changed the outlook for some Peruvian financial entities, including BCP Stand-alone and Mibanco, in accordance with the review to the Peruvian long-term sovereign rating, from stable to negative. Despite the change in Credicorp risk rating, we believe that Credicorp has a prudent balance sheet and efficient funding management.

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

The following tables provide certain financial information about our LoBs as of and for the years ended December 31, 2023, and 2022:
	As of and for the year ended December 31, 2023
	External income (1)		Net interest, similar income and expenses		Non-interest income, net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	16,987	66.2	9,927	76.7	4,511	65.7	178,834	74.9
BCP Bolivia	920	3.6	163	1.3	211	3.1	13,465	5.6
Insurance and Pension funds								0
Grupo Pacífico	2,233	8.7	285	2.2	951	13.8	15,865	6.6
Prima AFP	395	1.5	4	0	388	5.7	741	0.3
Microfinance								0
Mibanco	3,238	12.6	2,160	16.7	161	2.3	16,898	7.1
Mibanco Colombia	489	1.9	255	2	46	0.7	2,113	0.9
Investment Management and Advisory	1,026	4	114	0.9	591	8.6	10,144	4.2
Other segments	377	1.5	30	0.2	8	0.1	4,274	1.8
Eliminations	-	-	-	-	-	-	(3,494)	(1.4)
Total consolidated	25,665	100	12,938	100	6,867	100	238,840	100

(1)	Corresponds to total interest and similar income, non-interest income (includes income and expenses on commissions) and technical insurance result.
(2)	Corresponds to total non-interest income (include income and expenses for commissions) and technical insurance result.

	As of and for the year ended December 31, 2022 (*)
	External income (1)		Net interest, similar income and expenses		Non-interest income,net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	13,510	64.6	7,828	70.6	3,139	53.1	177,907	75.6
BCP Bolivia	865	4.1	325	2.9	167	2.8	12,698	5.4
Insurance and Pension funds
Grupo Pacífico	1,689	8.1	301	2.7	758	12.8	14,565	6.2
Prima AFP	354	1.7	0	0	354	6	735	0.3
Microfinance
Mibanco	2,750	13.1	2,139	19.3	31	0.5	17,226	7.3
Mibanco Colombia	375	1.8	236	2.1	45	0.8	1,530	0.6
Investment Management and Advisory	923	4.4	98	0.9	666	11.3	14,051	6
Other segments	453	2.2	165	1.5	748	12.7	3,476	1.5
Eliminations	-	-	-	-	-	-	(6,774)	(2.9)
Total consolidated	20,919	100	11,092	100	5,908	100	235,414	100

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.
(1)	Corresponds to total interest and similar income, non-interest income (includes income and expenses on commissions) and technical insurance result.
(2)	Corresponds to total non-interest income (include income and expenses for commissions) and technical insurance result.

The following table sets forth the contribution to the consolidated net profit attributable to our equity holders by each of LoBs and main subsidiaries:
	As of and for the year ended December 31,
	2021		2022 (*)		2023

	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	3,312	92.4	4,161	89.5	4,281	88.0
BCP Bolivia	72	2.0	68	1.5	83	1.7
Insurance and Pension
Grupo Pacífico	(129)	(3.6)	461	9.9	801	16.5
Prima AFP	146	4.1	110	2.4	150	3.1
Microfinance
Mibanco	260	7.3	415	8.9	199	4.1
Mibanco Colombia	37	1.0	11	0.2	(64)	(1.3)
Investment Management and Advisory	164	4.6	107	2.3	173	3.6
Other segments and eliminations (1)	(277)	(7.8)	(686)	(14.7)	(758)	(15.6)
Total	3,585	100.0	4,647	100.0	4,865	100.0

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.
(1) As of December 31, 2023, 2022 and 2021, it includes Credicorp Ltd., Grupo Crédito S.A. and ASHC which mainly includes expenses and others.

The following table shows our LoBs and main subsidiaries’ respective percentage contributions to our total equity attributable to Credicorp’s equity holders:

	As of and for the year ended December 31,
	2021		2022 (*)		2023
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	18,300	69.1	20,394	70.4	22,084	68.0
BCP Bolivia	835	3.1	860	3.0	889	2.7
Insurance and Pension
Grupo Pacífico	2,279	8.6	2,397	8.3	3,087	9.5
Prima AFP	575	2.2	497	1.7	500	1.5
Microfinance
Mibanco	2,363	8.9	2,781	9.6	2,996	9.2
Mibanco Colombia	234	0.9	241	0.8	265	0.8
Investment Management and Advisory (1)	2,990	11.3	2,477	8.5	1,917	5.9
Other segments and eliminations (2)	(1,079)	(4.1)	(643)	(2.2)	722	2.4
Total	26,497	100.0	29,004	100.0	32,460	100.0

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

(1)	Investment Management and Advisory mainly includes Credicorp Capital Ltd and subsidiaries and ASB Bank Corp.
(2)	Includes Grupo Crédito S.A.., Inversiones Credicorp Bolivia, BCP, SEAH and others.

For a description of the principal markets in which we compete, please refer to “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (2) Lines of Business (LoBs), – (5) Competition, and – (6) Supervision and Regulation” and Note 27 to Credicorp’s consolidated financial statements. For a breakdown of total income and operating income by geographic market for each of the last three fiscal years, as well as other historical information about our LoBs, please refer to Note 27 to Credicorp’s consolidated financial statements.

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

The majority of our banking business is carried out through BCP Stand-alone, the leading bank in Peru by loans and deposits with close to 29% market share in loans and 32% market share in deposits according to the SBS. We conduct banking activities in Bolivia through BCP Bolivia, a full-service commercial bank.

2.1.1 BCP Stand-alone

(I)	BCP Stand-alone’s Overview

BCP Stand-alone has one agency in Miami and one branch in Panama. See “ITEM 4. INFORMATION ON THE COMPANY – 4.C Organizational Structure – (1) Credicorp – (i) BCP.” BCP Stand-alone’s operations are supervised and regulated by the SBS, SMV and the BCRP in Peru, by the Office of Financial Regulation of the State of Florida Department of Financial Services and the FED in the United States, and by the SBP in Panama. As of and for the year ending on December 31, 2023, BCP Stand-alone represented 75.8% of our total assets, and 77.0% of our equity attributable to Credicorp’s equity holders.

BCP Stand-alone’s purpose and values

BCP Stand-alone’s purpose is “Transforming plans into reality”. We aim to support our clients by seeking to always being with them while encouraging and transforming their dreams and plans into reality. We hope to simultaneously contribute towards building Peru’s story of development and progress and deepening our connection to communities in order to generate value for all stakeholders and ensure long-term sustainability.

We believe our values are key elements to fulfilling our purpose and shaping our culture. We call it our “WOW Culture” because it helps us to provide the best Customer Experience with a team committed to achieving our customers’ goals and dreams. Our values guide our employees and shareholders to work towards our purpose and reflect the role we want in Peruvian society. Our values are:

•	Customer Centricity

•	Test and Learn

•	Risk-conscious and righteous

•	Collaboration

•	Give your Best

•	Boost your Skills

BCP Stand-alone Strategy

Our Strategy is geared towards delivering an extraordinary and efficient experience to remain competitive while investing in long-term sustainable growth. As such, we aim to be #1 in Customer Experience and to be the most efficient bank in the region.

Experience:

We are focusing heavily on digital coverage and high transactionality, facilitating banking needs anytime, anywhere.

Efficiency

We are focusing on solid income from margins and other income, expanding market share, launching new products, digitizing services, and generating new transactional income.

This strategy is delivered to the market through our business units, each having a distinct strategic approach.

•
For Individuals, we developed a different strategy for each subsegment: from the Affluent where we have a value proposition based on personalized digital and physical comprehensive service, to a more digital cost-efficient and transactional value proposition for the mass market.

•	For SMEs, we have two objectives: To develop a digital solution and credit capabilities to serve smaller customers in a profitable way and to further develop risk-free income.

•
For Wholesale, we have several objectives: Defending our core business, expanding our services beyond banking, ensuring end-to-end digitization, and identifying ESG opportunities aligned with our Purpose. Through BCP Stand-alone’s strategy we aim to: (i) be number one in customer experience and (ii) have the best efficiency ratio in Latin America.

We work to develop key internal capabilities, known as our enablers, that will help us to stay on course towards our ambitions. Our enablers are:

•	IT: We seek to bring value to the market by increasing the amount, quality, and speed in our tech releases.

•	Data and Analytics: We seek to capture and exploit data in the most effective and intelligent manner.

•	Cybersecurity: We are focusing our efforts on the most effective strategies to reduce our exposure to cybersecurity risk.

We believe that our enablers, leveraged by our talent and an agile mindset culture, will allow us to achieve our key objectives.

IT

To excel in Customer Experience, we need to have outstanding channel uptime and deliver new functionalities to market in record time; and to do this efficiently, we need modern technologies and a re-utilization of components.

Today 100% of our customer facing apps/websites are Cloud based and we have developed 500+ reusable APIs. Results have been impressive in all 3 target dimensions: we have 90% less service incidents with a world class uptime of 99.8%, we release 6 times the amount of features and have reduced transaction unit cost by 80%.

Data and Analytics

BCP has unparalleled data assets in the Peruvian market. As such, we have coupled our vast data pool with significant investments in Advanced Analytics which are deriving huge benefits, from personalizing solutions (over 50% of digital sales come from leads) to underwriting (credit files on +77% of the Economic Active Population), or award-wining pricing (as recognized by FICO, a leading analytics software company), among others.

Cybersecurity

We reduced our risk ratios and cybernetic vulnerability by strengthening our technological tools and processes as well as educating our employees and clients about such risks.

For further detail, see “ITEM 16K. CYBERSECURITY”.

To support these capabilities, we rely on a highly skilled and talented team (one that has been recruited, trained, upskilled) that operates on a well-established Agile delivery model. To continue satisfactory development of our enablers, we rely on our talent and an agile culture mindset.

Therefore, we are attracting, upskilling, and retaining diverse tech talent. We recruit and hire specialized data, analytics and IT professionals from Credicorp’s international hubs in different countries on various continents. We offer our tech talent the opportunity to develop leading edge capabilities in an environment in which we aim to lead in technology.

We believe BCP Stand-alone has an agile organization scheme which was consolidated by 1) implementing an agile management model to promote the alignment, prioritization, and accountability of our initiatives; 2) developing high performance agile teams that focus on initiatives that improve time to market, productivity and quality in our squads, which are our agile, autonomous and multidisciplinary teams that work within our Tribes and Centers of Excellence (CoEs); and 3) strengthening our chapters, which are highly specialized people that compose our CoEs, by raising the quality level of the service they offer to our squads. Tribes and CoEs are how we refer to our agile organizations dedicated to the creation and evolution of our highly specialized and strategic capabilities.

Where we stand today

We have undergone a considerable transformation over the last 5 years. In our perspective, our strategy has resulted in a larger, more digital, efficient, transactional, and sustainable bank in the long run. We have made significant strides in solidifying our Strategy; this has resulted in an improvement of our NPS (from 37 in 2022 to 45 in 2023) and significant progress in reducing our cost-to-income ratio by ~8%.

In general, our transformation results are leading us towards a more digitized, loyal and profitable customer profile – with more products, more use of digital channels and resulting in us being more profitable. Over the past 5 years, we have seen growth in several areas:

•	Our customer base by 1.8: From 8.4 million in 2019 to 15.3 million in 2023.

•	Our Asset size by 1.3: From S/140.8 billion in 2019 to S/180.9 billion in 2023.

•	Our digital monetary transactions by 20.9x: From 181.6 million in 2019 to 3,794 million in 2023 (accumulated).

•	Our Total transactions by 8.5x: From 2,608 million in 2019 to 22,079 million in 2023 (accumulated).

These large gains on most metrics reinforce (i) our capacity for growth, (ii) our successful digital strategy, (iii) the growing customers’ preference for our digital services and (iv) customer’s trust.

Our Strategy execution is not only resulting in a better experience and more efficient value proposition for our customers. Sustainability is a key pillar of our strategic approach, focused on generating a positive impact in society aligned with our purpose and our business. Since 2020, we banked included 4.1 million Peruvians, educated over 1.1 million individuals, trained over 270,000 microbusiness owners via “Contigo Emprendedor” (with the help of 2,747 employee volunteers), among other achievements.

As we keep on evolving, we stay committed to our purpose to transform plans into reality, with a clear and sustainable strategy, centered on maximizing customer and employee experience and improving the efficiency of our operations, within a sustainable framework. We embrace taking calculated and prudent risks, proving time and again that we can adapt and thrive in an ever-changing landscape.

(II)	BCP Stand-alone’s Business Segments

(II.I)	Retail Banking Group (RBG)

As of December 31, 2023, Retail Banking-related loans represented 54.6% of BCP Stand-alone’s total loans, while retail banking-related deposits represented 66.3% of BCP Stand-alone’s total deposits.

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

Affluent

Customers in RBG’s Affluent segment receive a differentiated value proposition that includes dedicated remote customer service, such as specialized account managers, preferential service by tellers at branches, an exclusive call center number, and preferential interest rates on loans. Approximately 80% of these clients are serviced through specialized remote account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling, and share-of-wallet strategies. We believe we offer greater personalized services than other banks in Peru, with more products and therefore a stronger value proposition. The Affluent segment has approximately 310,500 clients, of which 273,000 are served by 311 relationship managers.

Consumer Banking

Our Consumer Banking segment is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 12.8 million (only considers clients with at least one product) medium-to-low-income individuals. Consumer Banking focuses on customers who receive their payroll through BCP Stand-alone (which represents around 1.4 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that may include non-banking benefits (such as access to discounts on non-banking products) and access to payroll advances.

The main products offered to individuals are:

Mortgage

According to the SBS and the Association of Banks of Peru (Asociación de Bancos del Peru or ASBANC by its Spanish initials), as of December 31, 2023, BCP Stand-alone was the largest mortgage lender in Peru, with a market share of 33.1%.

One of the product lines in BCP Stand-alone’s mortgage lending to low-income customer is loans funded by the credit program of the Peruvian Housing Development Bank (Fondo MiVivienda). The Fondo MiVivienda credit program provides government-funded loans with down payment aid for the purchase of properties valued up to S/343,900. This program seeks to cover the deficit in housing for lower-income population segments.

According to the Fondo MiVivienda, during the year 2023, BCP Stand-alone made over 3,160 MiVivienda loans, representing the largest number of MiVivienda loans in the financial system. In addition, as of December 31, 2023, BCP Stand-alone had a MiVivienda market share of 39.1% according to SBS and the Association of Banks of Peru (Asociación de Bancos del Peru or ASBANC by its Spanish initials).

Mortgage loans are associated with low losses because of their low LTV, as they are backed by the home equity guarantee. These loans have the added benefit of generating opportunities for cross selling other banking products.

Credit Card & Consumer Loans

BCP Stand-alone’s current credit card balances increased from S/4,961 million as of December 31, 2022, to S/6,151 million as of December 31, 2023, due to the implementation of an intensive portfolio management strategy. The balances as of December 31, 2023, represent the highest year-end historically. Average active credit card holders increased 18.5% with respect to 2022 and average gross payment volume increased 16% compared to 2022. As a consequence, our credit card market share in Peru increased 144 basis points (bps) from December 31, 2022, to December 31, 2023, according to the SBS and the Association of Banks of Peru (Asociación de Bancos del Peru or ASBANC by its Spanish initials).

At BCP Stand-alone, we are focused on improving the purchasing experience of our cardholders. In 2023 we launched Google Pay with our VISA debit and credit cards, promoted contactless payments and carried out a recurring educational campaign to educate our customers on how to pay quickly, easily and securely.

During 2023, consumer loans showed a reduction of 30% compared to 2022, driven by an increase in late payments within the system that led us to limit our offerings to customers. We exercised caution in regard to our credit policies and managing provisions by skips by providing aid to 17,985 clients. In terms of sales, this left us at an average of S/546 million disbursed compared to S/780 million disbursed in 2022, consequently, efforts have been made to enhance conversion with high-quality clients, through analytical tools to identify sales opportunities within sound credit profiles. This strategy aimed to improve our offerings, resulting in sales rebounding above 500 million after challenging months.

Consumer loans without collateral balances decreased from S/8,308 million in 2022 to S/7,630 million in 2023 (representing 8% drop), and digital sales accounted for 90% of total loans sold in 2023.

The SME segments within RBG are:

SME-Pyme

The SME-Pyme segment served approximately 2.0 million clients as of December 31, 2023. The SME-Pyme credit portfolio totaled S/18,497 million as of December 31, 2023 (compared to S/19,250 million as of December 31, 2022), with the decrease due mainly to the repayment of Reactiva Peru loans that had been issued by the Peruvian government during the COVID-19 pandemic and the small credit portfolio of clients that migrated from Consumer Banking. Additionally, our SME-Pyme segment had a market share of 19.2% in Peru as of December 2023, according to the SBS. In 2023, we continued to serve our clients while digitizing our processes and systems. Finally, in the second year using NPS as a new customer satisfaction methodology, SME-Pyme showed clear advances. In the portfolio without a relationship manager, there was an improvement from 11 to 24 year-over-year, and in the portfolio of clients assigned to a relationship manager there was an improvement from 30 to 56 year-over-year.

SME-Business

The SME-Business segment served approximately 12,537 clients as of December 31, 2023.

In 2023, SME-Business experienced a reduction in loans and an increased deposit, which decreased 13% and increased 0.2%, respectively, from December 31, 2023, to December 31, 2022, mainly driven by lower Reactiva Peru loans. Excluding the effects of the Reactiva Peru Program, SME-Business’s loans balance increased by 6.9% over the same period.

According to the SBS and ASBANC, BCP Stand-alone closed November 2023 with 34.93% in loan market share in Peru, keeping BCP Stand-alone in first place in market share.

Furthermore, according to our internal customer satisfaction survey led by Ipsos Peru, 74% of our SME-Business clients indicated that they were satisfied or highly satisfied with BCP Stand-alone products and services in 2023.

Distribution Channels

Digital channels

•
Mobile Banking: In 2023, more than 590.1 million monetary transactions were channeled through mobile banking at BCP Stand-alone, which represented a growth of 30.3% compared to the number of such transactions in 2022. We believe this growth was driven by client migration to digital channels.

•
Internet Banking: Transactions through Internet banking at BCP were at a total of 36.7 million monetary transactions in 2023, which represents a fall of 18.5% compared to the number of monetary transactions registered in 2022.

•
Yape: Yape registered higher growth in monetary transactions than any of our other channels from 2022 to 2023, reporting an expansion of 163.9% in monetary transactions from 1,200.2 million in 2022 to 3,167.2 million in 2023.

For more details about Yape, please see “Retail Banking Innovations”.

Self-service channels

◾	ATMs: In 2023, BCP Stand-alone’s ATM monetary transactions increased 2.2% from 2022 levels. BCP Stand-alone increased its ATM pool by 141 from the end of 2022 to close 2023 at 2,424 units.

◾
Kioskos BCP: Kioskos BCP are digital self-service platforms at which customers can open savings accounts and/or pick up debit cards. Approximately 5.7 million transactions were conducted through Kioskos BCP in 2023, which represented a 26% increase from 2022.

Physical channels

◾
BCP Agentes: BCP Agentes are legally separated points of contact at allied SMEs with which we contract to enable our clients to carry out certain transactions. BCP Agentes continue to constitute a highly effective channel for providing services to our clients given their wide availability in Peru. At the end of 2023, BCP Stand-alone had 10,683 BCP Agentes, which reflected an increase of 1,092 BCP Agentes compared to the end of 2022. BCP Agentes conducted 452.0 million monetary transactions in 2023, which represents an increase of 9.8% compared to 2022.

◾
Branches: At the end of 2023, BCP Stand-alone had 323 branches, which represented a reduction of 36 branches compared to the end of 2022. This decline was attributable to an increase in client digitalization levels related to the COVID-19 pandemic, which led us to optimize our network.

Retail Banking Innovations

Yape

In Peru, we offer Yape, an app used to make money transfers and payments through a cell phone. Yape users can send or receive money transfers to their bank accounts linked to their cell phone number and/or a unique QR code, make cell phone credit recharges (Mobile Top-Ups), pay for basic services, request credit and view promotions in addition to other functions.

We intend to make Yape into Peruvians’ go-to app. To achieve this, Yape has three main goals. The first goal is to become the main payment network in Peru, competing with cash. To accomplish this, Yape focuses on small-amount payments that are otherwise made in cash. Yape’s second goal is to seek to provide solutions for Yape users’ financial needs. Yape’s third goal is to be present in its users’ day-to-day lives.

Yape serves as Credicorp’s primary tool for advancing financial inclusion in Peru, catering to nearly two-thirds of the Peruvians who previously lacked access to traditional banking services. To fulfill this mission, we have developed a fully digital enrollment journey, enabling Peruvians from all regions of the country to seamlessly access the array of services Yape offers. In early 2023, we further enhanced and streamlined the process to provide our customers with an even simpler and more efficient experience.

The combination of Yape’s user-friendly interface, the widespread adoption of smartphones, Credicorp’s commitment to fostering financial inclusion, and Yape’s prominent position within Peru’s payment ecosystem all contributed towards solidifying Yape as the flagship vehicle for advancing financial inclusion within our group. Yapecard, which is a digital account enrolled directly from Yape, was launched in May 2020. Peruvian citizens 18 years of age or older can register with an ID and use Yape without previously owning a BCP Stand-alone bank account (subject to meeting the bank’s compliance criteria). Yape has also carried out financial education campaigns in seven regions of Peru, allowing us to reach more than 50,000 Peruvians.

As of December 2023, Yape had more than 14 million users, 378 million monthly average transactions, S/137 billion transferred annually, and more than 2.7 million small businesses affiliated. More than 76% (a 10% increase compared to 2022) of Yape clients use Yape regularly for an average of 35 transactions per month (a 76% increase compared to 2021). The average monthly number of new Yape users grew from 290,000 in 2022 to 350,000 in 2023. At the end of December 2023; 68% of our stock has a BCP account, 29% has a completely digital BCP account as well and the remaining 3%, is affiliated through their accounts of Other Financial Institutions. We are interoperable with the largest banks in the country since March 2023 and from September 2023 with the rest of the financial institutions. We have achieved excellent levels of Stability and Recommendation reaching 80% of Net Promoter Score.

In late 2021, Yape started its monetization process by launching features that solve users’ day-to-day needs with two main objectives at the core of its design: i) simplicity (always keeping the users’ journey and interface simple and easy) and ii) value (all features adding tangible value to the users and the organization). To achieve these main objectives, during 2023, Yape grew its Mobile Top-Ups business, which was launched in late 2021 to allow users to buy cell phone credit from the Yape app, and achieved more than 18.6 million transactions in December 2023, which is nearly double the 9.9 million transactions in December 2022.

Yape QR business payments, a feature launched in July 2021, has experienced remarkable growth in just a short period of time. In December 2023, the Yape QR business payments service recorded S/365 million in Gross Payment Volume (GPV) and 11.2 million transactions, reflecting significant growth from December 2022, which saw GPV of S/102.8 million and 2.7 million transactions. We believe that both features have achieved initial success in being integrated into a growing share of Yape users’ day-to-day lives.

Additionally, Yape’s Checkout feature, introduced as part of our commitment to enhancing payment options, has empowered online merchants to seamlessly receive payments from Yape users. In December 2023, the Yape Checkout feature contributed to a substantial increase in transaction volumes, processing more than S/61.1 million in Gross Merchant Volume (GMV), marking a substantial growth compared to the previous year with a GMV of only S/6.0 million.

Yape Promos represents our initial foray into business sectors previously unexplored by us within the financial landscape. Unlike traditional payment processing, Yape Promos is closely aligned with the retail sector, functioning as a dynamic marketplace exclusively dedicated to promotions. Within this marketplace, Yape users gain access to exclusive offers and discounts from a diverse range of third-party businesses, including restaurants, convenience stores, entertainment venues, cinemas, and more. Since its inception, Yape Promos has quickly gained prominence as a go-to destination for users seeking deals and rewards. In December 2023, Yape Promos facilitated nearly a million transactions, accentuating the growing engagement of our users with the platform. We believe that Yape Promos has successfully bridged the gap between financial services and retail, providing our users with a unique and rewarding experience.

Yape’s Microloan service has been a cornerstone of our goal to empowering users with accessible financial solutions. Initially, Yape offered single-installment microloans, providing users with quick access to small-scale credit. Building upon this foundation, in 2023, we introduced a significant enhancement by launching multi-installment microloans, further expanding our range of credit options. With this expansion, we introduced higher ticket and more term options, allowing users to access more flexible and convenient credit solutions to better suit their needs. As of December 2023, Yape’s Microloans recorded 101.4 thousand transactions, reflecting the growing acceptance and utilization of this service. We are dedicated to continuously evolving and refining our financial offerings to best serve our users.

To provide customers with more value options and connect them with the financial world, and to consolidate Yape as a Super App, the following functionalities were launched in 2023: Service Payments (January 23), Mandatory Car Accident Insurance (February 23), Forex Exchange (August 23), Ticketing (September 23), Gaming (September 23), Remittances (October 23), Loans with multiple installments (October 23), Yape Tienda (October 23). In December 2023, more than 7.8 million Yape clients used one or more of these new features. This development and release of new features reflects our aim of simplifying the lives of Yaperos.

(II.II)	Wholesale Banking Group (WBG)

As of December 31, 2023, wholesale banking loans represented 45.4% of BCP Stand-alone’s total loans, while wholesale banking deposits represented 33.7% of BCP Stand-alone’s total deposits. WBG competes with local and foreign banks in Peru. WBG’s average daily balances amounted to S/52,954 million in 2023 (a 6.2% decrease from 2022), compared to average daily balances of S/56,470 million in 2022 (a 6.8% increase from 2021). It also maintained its leadership in the Peruvian Wholesale Banking market with a 37.0% market share in loans, according to the SBS and ASBANC. It has also established longstanding client relationships with major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing, and lease and project financing.

The following table shows the client segmentation of BCP Stand-alone’s WBG segments. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation
Business	Group	Client Income/Sales/Total debt
WBG (1)	Corporate	Annual sales higher than $100 million
(Approximately S/371 million)
	Middle-Market	Annual sales from $10 million to $100 million (Approximately S/37 million to S/371 million)
(1) Converted into Soles at the exchange rate of S/3.709 per US Dollar, December 31, 2023, as provided by the SBS.

WBG is divided into the following divisions and support areas:

Corporate and International Division (CID)

The CID served 2,980 clients as of December 31, 2023. The CID provides financing for capital expenditures and investments, sales, international trade, and inventories. It offers medium- and long-term financing, financial leases, and project financing.

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

2.
Leasing subdivision, focuses on providing clients with financial leasing products to acquire and renew their assets, expand plants, production lines, among others, without distracting your working capital.

Through the CID, BCP Stand-alone assists its corporate clients with financial services, cash management solutions, and short- and medium-term financing. BCP Stand-alone’s corporate banking loans, measured in average daily balances and including Reactiva program loans was S/29,992 million in 2021, to S/33,387 million in 2022 and S/31,888 million as of December 2023.

BCP Stand-alone has a leading position in the Peruvian banking system with 37.7% of the market share for corporate banking loans, according to the SBS and ASBANC, despite the intense competition of foreign banks that may offer lower rates to the market since they finance their operations at lower costs from their headquarters jurisdictions.

International Banking

International banking and Trade Finance subdivision, which manages relationships with financial institutions (locally and abroad) and provides trade products and international operational services.

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

Middle-Market Banking Division (MMD)

The MMD served 6,752 clients as of December 31, 2023. Regarding MMD, we note the following:

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

(iii)
Furthermore, the Institutional Banking Unit, which operates within the MMD, serves 1,522 clients throughout Peru. In Lima, a specialized MMD team serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations, and regulated entities, such as microfinance institutions, insurance companies, pension funds, and other private funds. BCP Stand-alone has also deployed specialized MMD teams in the largest provinces in Peru. In the smaller provinces in Peru, MMD is supported by the Retail Banking Division team in attending to our customers’ needs.

(iv)
Additionally, we also have BCP Xplore, the first exclusive banking for startups and fintech companies in Peru. It was created this year to serve this segment of clients, offering them specialized advice on their needs, specific products and services and help to scale up through strategic alliances and synergies with companies of the Credicorp Group such as Krealo, Yape, among others. As of December 2023, we have 180 clients in the segment and the loan portfolio was S/266 million soles.

(v)
The cash management and transactional services subdivision, which operates within the MMD, develops products and services to support clients’ daily cash management activities, collections payments, and investments, among others.

The MMD loan portfolio was S/22,900 million as of December 2021, S/23,083 million as of December 2022, and S/21,065 million as of December 2023. By December 31, 2023, BCP Stand-alone had a market share of 36.2% in the Peruvian middle-market segment, according to the SBS and ASBANC.

The products offered to middle-market clients are similar to those offered to corporate banking clients. The major types of products are:

(1)	Revolving credit lines to finance working capital needs and international trade financing.

(2)	Standby letters of credit and bond guarantees.

(3)	Structured long-term and medium-term financing, through loans or financial leasing; and

(4)	Cash management, transactional products, and electronic banking.

WBG Transformation

As part of WBG’s transformation process, we created Tribes that, through the use of the agile methodology, allow us to better understand customer pain points and create new products that help us solve them. These Tribes are:

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

We believe that our talent, with the support of enablers, has allowed us to develop initiatives to improve the customer experience through more efficient processes and services. In the WBG we aim to address our clients’ preferences by improving business profitability, preserving risk quality, and enhancing our digital platforms. Our strategy has been focused on the following points:

•
Collections process enhancement: Due to greater competition in the non-lending business, we have implemented projects focused on digitalizing our clients’ collections journey, providing them with an improved customer experience and maintaining our leadership position in the Peruvian collection market. During 2023, we deployed campaigns to attract new users and worked closely with Yape to enable its application as an additional channel for our Wholesale Banking clients to collect payments from their customers.

•
A unique and powerful digital platform offering: Update of our online banking platform for companies named Office Banking, aiming to deliver the best digital platform in the local financial market that allows us to accompany our clients in all their journeys, offering a digital end to end solution with 24/7 accessibility to our product and services portfolio.

•	Operational stability improvement: We aim to ensure the security and availability of our platforms.

•	Financial ecosystems and Open API development: We focus on creating an interconnected services network that allows users to satisfy multiple needs through a single integrated digital experience.

Profitability Management

We elaborated on the pricing advisory analysis for lending and non-lending products offered to our clients, with the aim to recommend prices based on a 360 view of our clients. In addition, we established monthly management Pricing Committees to help sales teams to implement these pricing recommendations, and to monitor revenues resulting from these actions.

We also focused on pricing digitalization to improve customer experience and convenience. Thus, we worked together with Wholesale Tribes to implement a pricing feature on our digital platform for one of our financing products, allowing some of our clients to self-disburse loans at a predefined price, without requiring further manual intervention by relationship managers.

Sustainable Finance

WBG is committed to the sustainability objectives of Credicorp and BCP stand-alone, which intends to create a more sustainable and inclusive market. In 2023, WBG offered Sustainable Financing alternatives to clients, such as green shot medium-term loans and eco-factoring credit lines, (working capital credit lines to finance the accounts payable of clients, and its suppliers, that accomplish with certain transition or eligibility criteria). Green loans were granted with a use of proceeds approach, according to Green Loan Principles and other relevant international criteria, empowering our clients to finance projects within categories included in the Green Taxonomy of BCP (for example, renewable energy, clean transportation, green building, sustainable agriculture, and sustainable water resource management). BCP has labeled 59 green loans, considering medium-term loans and revolving credit lines, for sustainable development projects and initiatives and conducted ESG financing training for the commercial team of the WBG.

(II.III) Treasury

BCP Stand-alone’s Treasury function is divided into four primary units: (1) the ALM Group, (2) the Sales and Trading Unit, (3) the Foreign Exchange and Derivatives Distribution Unit, and (4) the Treasury Tribe.

ALM Group

The ALM Group is responsible for managing BCP Stand-alone’s statement of financial position and for taking reasonable interest rate and liquidity risks under the oversight of our Asset and Liabilities Committee (ALCO). The ALM Group is also responsible for managing the investment portfolio, Liquidity Coverage Ratio (LCR) and Capital requirements. In addition, the ALM Group participates in money and debt capital markets, oversees reserve requirements, and manages BCP Stand-alone’s liquidity. The ALM Group has been active in auctions held by the BCRP for certificates of deposit as well as in financing its funding needs, interbank transactions, guaranteed negotiable notes, and other instruments.

ALM Group also maintains corporate responsibilities in Credicorp, aiming to optimize liquidity from a global Credicorp perspective, use corporate capabilities to support subsidiaries in their debt management, manage Credicorp’s foreign exchange risk, as well as its exposures and credit lines with a holistic approach, and ensure optimal capital levels.

Sales and Trading Unit

BCP Stand-alone’s Sales and Trading Unit manages both foreign exchange and interest rate risk exposure and investments for market making and market timing purposes. The managed risk originates mainly from client liquidity transactions and from open market timing positions. Market risk exposures and limits are independently defined by the Market Risk Unit and closely monitored by the Treasury Risk Unit. Additionally, an Investor Sales team within the Sales and Trading Unit actively reaches out to institutional investors, providing direct access to market maker prices and liquidity. The Sales and Trading Unit includes both a Foreign Exchange Desk and an Interest Rates Desk that manages risk as follows:

•
Foreign Exchange: The Foreign Exchange Desk provides liquidity for spot and forward transactions for its clients and other market makers in US Dollar-Peruvian Soles (USDPEN), other Latin-American currencies, and G-10 currencies. The Foreign Exchange Trading Desk also manages the foreign exchange volatility book for USDPEN. Additionally, the desk participates in foreign exchange transactions related to different instruments designed by the BCRP to smooth out any currency volatility.

•
Interest Rates (IR): The Interest Rates Desk manages the investments and risk originating from both fixed-income and swap transactions from clients and market timing strategies. BCP Stand-alone’s fixed-income portfolio consists mainly of government bonds (both in local and hard currency) from Latin-American countries and US Treasuries. The Interest Rates Desk is one of the main liquidity providers in the Peruvian government bond market, where it is a leading participant of the Market Maker Program of the Ministry of Economy and Finance of Peru (MEF).

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

Structuring and Client Derivative Solutions Unit

BCP’s Structuring and Client Derivative Solutions Unit is formed by two teams:

•	The Structuring Team is in charge of developing solutions for clients, often involving derivatives, and providing insight and better comprehension of these products to BCP’s commercial teams.

•
The Client Derivative Solutions Team plays a role similar to the Foreign Exchange and Derivatives Distribution Unit but focuses more specifically on derivatives. It interacts with our customers in order to provide what they demand via a better understanding of their needs and transmitting these to the Structuring Team if the solution is not already available. Another of its aims is to increase the awareness of structured solutions and derivatives within the bank and clients.

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

(III)	BCP Stand-alone’s lending policies and procedures

BCP Stand-alone has adopted a risk appetite framework, objective metrics and thresholds to periodically monitor the Bank’s evolving risk profile. The framework was approved by the Bank’s Board of Directors and is managed and monitored by the Risk Management Division within BCP Stand-alone’s Central Risk Management Group. The adoption of a risk appetite framework reflects BCP Stand-alone’s commitment to aligning its forward-looking business strategy with the Group’s risk vision.

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

The process of standardized risk model building and monitoring based on new sources of information and innovative statistical techniques was crucial to the Group transformation to endure decisions in the credit process, such as admission, monitoring, and recovery. In particular, more complex models with enriched data allow for the inclusion of lesser-known customers into the BCP Stand-alone portfolio and the more precise estimation of income and sales, which otherwise would have been done by physical means. These models are continuously monitored in order to assess their accuracy and are revised if necessary. Given the complex macroeconomic context of 2023, marked by significant inflation and a general rise in bank reserves within the financial system, the calibration frequency of models in the personal and SME segments increased.

BCP stand-alone evaluates admission and portfolio management processes through scoring and rating models, whose default probabilities are used for credit evaluation. These admission models, along with the guidelines (policies) for granting credit (which include, among other issues, the client’s financial history, payment capacity and the degree of knowledge of the client), are defined by the units of risks according to the guidelines approved by the different risk committees of the Group companies. Most sophisticated decisions about loan applications are made by loan officers who use various credit tools for their evaluations. During 2023, the changes in risk management have focused on 3 blocks: i) adjustment in the Default Probability cut-off points of the segments with the highest risk, ii) more granular monitoring of our early risk models and indicators, and iii) improvement of our income estimators for loan granting.

BCP’s Credit Risk Department completed its third year operating in an agile framework, in which tribes and squads follow an agile operating model that allows them to plan, prioritize and focus on initiatives that directly contribute to established objectives as well as providing flexibility and agility in order to create value for our clients.

Under the agile framework, tribes and squads consist of diverse team members such as risk specialists, data scientists and risk policy implementation members among others that previously worked separately and more remotely in distinct units. Operating under cross-functional squads has created a better understanding and alignment of goals in a timely schedule, through increased and improved communication and collaboration. Squads achieve a faster and more effective exchange of data, information, and knowledge. Consequently, BCP’s Retail Risk Division has used this framework to enhance the bank’s abilities to more precisely and timely identify and assess the specific segments and subsegments that may require adjustments in credit policies and processes in order to be optimally managed.

Our performance in the small business and personal lending areas depend largely on BCP Stand-alone’s ability to obtain reliable credit and client information about prospective borrowers. BCP Stand-alone has a large body of transactional information that is used in credit risk models. Also, the SBS has an extensive credit bureau, which has expanded its credit exposure database service to cover businesses and individuals that have borrowed any amounts from Peruvian financial institutions.

BCP Stand-alone periodically reviews the payment behavior of its diverse portfolios and segments with a deep level of granularity as part of its monitoring process. These assessments allow for the early identification, evaluation, and management of changes in credit quality, which leads to a timely evaluation and calibration of the expected loss models. In order to ensure the appropriate levels of accuracy and performance of our admission and behavior models, we keep developing methodological improvements, that include the expansion of our universe of data and variables, as well as the introduction of adjustments for economic trends or volatility (e.g., inflation).

BCP Stand-alone has a strictly enforced policy that limits the lending authority of its loan officers. It also has procedures to ensure that these limits are adhered to before a loan is disbursed. Under BCP Stand-alone’s credit approval process, the lending authority for WBG is centralized into a specialized credit risk analysis division. This division is operated by officers and committees that have specific lending limits set by clients and economic groups.  Likewise, for RBG, there is another specialized credit risk analysis division that also operates with lending limits by product portfolio. In addition to the controls built into the loan approval workflow systems, the credit risk management divisions and internal auditors regularly review credit approvals to ensure compliance with lending policies.

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

BCP Stand-alone operates in substantial part as a secured lender. As of December 31, 2023, approximately S/59.7 billion of its loan portfolio and off-balance-sheet exposure was secured by collateral, which represents 43.1% of its total loan portfolio excluding overseas branch office BCP Panama and overseas agency BCP Miami, as compared to 41.1% in 2022 and 44.0% in 2021. The decrease since 2020 was driven in large part by the repayment of loans guaranteed under the Reactiva Peru Program (which provides coverage of between 80% and 95% of principal value). Excluding loans guaranteed under the Reactive Peru Program, 42.1% of the portfolio was secured by collateral in 2023 as compared to 38.6% in 2022.

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

In BCP Stand-alone’s credit monitoring unit, we continue to improve the anticipation of credit deterioration for Wholesale Banking and Business Banking customers. In addition to reactive alerts, in 2022 we added anticipatory alerts to our process, which notifies us about the possible deterioration of clients that could occur in the next six to nine months. This model uses transactional flows (cash flows in current accounts, both in and out) as input.

Additionally, we have a sectorial taxonomy for risk management in case of unexpected events. This map is prepared by segmenting the portfolio by economic activities and identifying the risks for each sector. Since 2022 we added sustainable activities to this taxonomy, focusing on the environment. In relation to rescheduled loans and loans under the Reactiva program, we continue to perform quarterly portfolio monitoring for different risk variables in order to identify the level of portfolio risk. These variables include rating, type of credit according to SBS, classification, credit exchange risk, and unique risk, among others. Likewise, we carry out an individual follow-up on a quarterly basis according to the alerts of each client.

2.1.2	BCP Bolivia

(I)	BCP Bolivia Overview

BCP Bolivia’s activities include wholesale banking and retail banking. As of December 31, 2023, BCP Bolivia had total assets of S/13,500.9 million, which include total loans of S/9,401.8 million, customer deposits of S/11,482.1 million, and shareholders’ equity of S/888.6 million. BCP Bolivia’s ROAE in 2023 was 9.5%.

As of December 31, 2023, BCP Bolivia’s loans represented approximately 8.8% and its deposits 9.0% of total loans and total deposits in the Bolivian banking system, respectively, according to ASFI.

The following table shows the BCP Bolivia’s client segmentation. This segmentation is a result of an analysis which addresses multiple factors such as the size (by income, sales, and/or debt) and volume of activity for each client, the clients’ affiliation with other companies or groups, and their credit ratings.

Client Segmentation (1)
Business	Group	Income/Sales/Total Debt
Wholesale Banking	Large companies (2)	Annual sales higher than approximately S/60 million
	Medium companies (3)	Annual sales from approximately S/4 million to S/60 million
Retail Banking (5)	Small business (5)	Annual sales from approximately S/0.1 million to S/4 million
	Micro business (5)	Annual sales of at least approximately S/0.1 million
	Consumer (6)	Payroll workers and self-employed workers
	Mortgage Banking (7)	Payroll workers, independent professionals, and business owners

(1)	Converted into Soles at the exchange rate of S/3.709 per U.S. Dollar, December 31, 2023 - SBS.
(2)	Loans to Large companies account for 38% of BCP Bolivia’s total loans. This segment accounts for approximately 317 customers.
(3)	Loans to Medium companies account for 14% of BCP Bolivia‘s total loans. This segment accounts for approximately 559 customers.
(4)	At the end of 2023, retail banking loans accounted for 49% of total loans of BCP Bolivia, while retail banking deposits accounted for 29% of BCP Bolivia’s total deposits.
(5)
Small and Micro business banking accounts for 10% of total loans of BCP Bolivia, small business banking serves approximately 7,756 clients while Micro Business serves approximately 14,905 business clients.

(6)
Consumer banking accounts for 10% of total loans of BCP. Its customer base consists of approximately 58,917 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products.

(7)	This segment serves 9,315 customers, representing 29% of BCP’s total loans

(II)	BCP Bolivia Strategy

Our purpose is “To Give Opportunities”. We aim to make our stakeholders’ dreams possible, encouraging and generating opportunities that allow them to build their future, while contributing to the development and growth of the country.

At BCP Bolivia, we have key objectives that guide our journey: (i) managing the most profitable loan portfolio among peers, (ii) being number one in customer experience, (iii) being number one in digital solutions, and (iv) being the main payment network in Bolivia. To meet these objectives, we work with two enablers: (i) data and analytics, and (ii) talent.

In order to become the main payment network in Bolivia, BCP Bolivia launched Soli in 2016, now known as Yape. Yape is our mobile wallet, with which we seek to develop digital ecosystems, promote digital transformation, and lead the world of payments in Bolivia. Today, with Yape, users can pay their utilities’ bills, add credit to their smartphones, make all sorts of payments, and receive money from any bank account or another Yape account. We want to eradicate cash and become an integral part of Bolivians’ daily life with a tool that provides in our opinion the best payment experience; easy, fast, and free.

Distribution Channels

Digital channels
•
Yape: As part of our commitment to increasing access to banking products and services, BCP Bolivia fosters the development of an ecosystem for digital payments with the mobile app Yape (formerly branded as Soli), launched in 2016, which at the end of 2023 had 1.3 million users. In 2023, transactions via Yape represented 40% of BCP Bolivia’s total monetary transactions (up from 17% in 2022).

•	Mobile banking: Monetary transactions executed through mobile banking represented 23% of BCP Bolivia’s total monetary transactions in 2023 (down from 25% in 2022).

Self-service channels
•	ATMs: BCP Bolivia had 315 units on December 31, 2023, which accounted for 12% of its total monetary transaction volume in 2023 (down from 20% in 2022).

Physical channels
•
BCP Bolivia reduced 5 BCP Agentes in 2023, bringing the total number of BCP Agentes to 1,350 as of December 31, 2023. Monetary transactions through BCP Agentes represented 13% of BCP Bolivia’s total monetary transactions in 2023 (up from 17% in 2022).

•
Branches: BCP Bolivia reported a total of 46 branches at the end of 2023 (45 in 2022). Monetary transactions in BCP Bolivia’s branches continued to decline in 2023 and represented only 2% of BCP Bolivia’s total monetary transactions in 2023 (down from 4% in 2022).

2.2 Microfinance

(I) Microfinance Overview

The Microfinance LoB is focused on offering commercial banking activities and specialized financial services to small and micro business clients in Peru and Colombia through Mibanco. Mibanco Colombia was created in October 2020 after a reverse merger between Edyficar S.A.S. (whose commercial name was Encumbra) and Bancompartir (the surviving entity). The Mibanco franchise has a loan portfolio of S/15,006.1 million and approximately 2.2 million clients, representing around 8.0% of Credicorp’s total assets and 10.0% of the equity attributable to Credicorp’s equity holders. As of December 31, 2023, Mibanco Peru represented around 88.4% of the total loans of the Microfinance LoB.

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

This model is anchored by the high-touch relationship that Mibanco strives to retain with its clients and is based on three main capabilities:

•	Centralized intelligence for risk assessment

•	Alternative distribution channels

•	Commercial execution by our relationship managers

This new approach will be enabled by a combination of four key areas developed by the best talent:

•	Data and analytics

•	Risk models

•	Cybersecurity

•	IT architecture

We are deploying Mibanco’s transformation strategy, which has enabled us to consolidate our hybrid model. We believe this has allowed Mibanco to achieve profitability, albeit weak, in a challenging year for this industry in Peru and Colombia, due to the macroeconomic conditions described above. We are strengthening risk management to resume growth and profitability while we build more diversified and resilient business models in the medium term. Our centralized intelligence allowed us to adjust commercial guidelines and mitigate the impact of portfolio deterioration. We closed the year with new capacities to implement more preventive models and conduct more granular follow-up on the portfolio’s behavior. Additionally, we believe the experience for our clients improved, as demonstrated by increases in our client NPS (Net Promoter Score) by 6 percentage points in 2023. We believe we are now better prepared to achieve growth in 2024.

In Peru alone, there are almost 4 million unbanked entrepreneurs across the country, which we are best positioned to reach based on our countrywide and digital network. We believe there is a comparable market opportunity in Colombia, where has a microfinance sector of similar size to Mibanco Peru’s loan portfolio but an economy with approximately 1.4 times the GDP of Peru’s. We believe there is an opportunity to replicate, through the “Mibanco Way”, the improvements that we are already seeing in Peru in terms of productivity, cost of risk and efficiency.

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

(1)
As of December 31, 2023, Mibanco had 843,896 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2023, unless otherwise disclosed.

(2)
Mibanco’s SME – medium segment focuses on financing production, trade, or service activities for companies that (1) have total debt in the last 6 months higher than S/300,000, (2) annual sales up to S/20 million in the last 2 consecutive years, and (3) have not participated in the capital markets. This segment represents 4% of Mibanco’s total loans and 3,842 of its clients.

(3)
Mibanco’s SME – small segment focuses on financing production, trade, or service activities for companies that have total debt between S/20,000 and S/300,000 in the last 6 months (without including mortgage loans). This segment represents 69% of Mibanco’s total loans and 228,987 of its clients.

(4)
Mibanco’s microbusiness segment focuses on financing production, trade, or service activities for companies that have total debt up to S/20,000 in the last 6 months (without including mortgage loans). Microbusiness loans represent 20% of Mibanco’s total loans and 515,454 of its clients.

(5)
Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 3% of Mibanco’s total loans and 93,741 of its clients.

(6)
Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 4% of Mibanco’s total loans and 5,227 of its clients. Mibanco’s mortgage segment has a policy of limiting LTV to up to 90%.

Distribution Channels

Digital channels

•
Mibanco Mobile App: In 2023, 13.5 million transactions were processed through Mibanco’s Mobile App, which represented an increase of 25% compared to the 2022 total. Additionally, 184,072 loans were requested through the app in 2023 (S/537.9 million in disbursements in 2023).

•
Mibanco Web: Mibanco’s web page processed 0.8 million transactions in 2023, which represented a decrease of 39% compared to 2022. Additionally, 10,379 loans were requested through the web in 2023, for which Mibanco had disbursed S/22.7 million in 2023.

•	Yape: Since June 2020, Mibanco’s clients have been able to create a Yape account with their bank account. As of 2023, 199,765 Yape users have a Mibanco bank account linked to their Yape account.

•	Yevo: Yevo, our digital community for entrepreneurs, had 442,381 users at the end of 2023, and offers these affiliates tools to boost their business, financial services, and education.

Physical channels

•
Agentes Kasnet: As part of the services offered to its clients, Mibanco has an agreement with Agentes Kasnet, a network of Multibank correspondents in Peru. At the end of 2023, 14,843 Agentes Kasnet were available for Mibanco clients.

•
Branches: At the end of 2023, Mibanco had 294 branches; 256 were own branches while 36 belonged to Banco de la Nacion, a Peruvian state-owned bank that offers services to Mibanco clients under a special agreement.

2.2.2	Mibanco Colombia

The following table shows how Mibanco Colombia segments its clients. This segmentation is based on an analysis that considers multiple factors, such as business size, client income, assets and/or total debt, among others, as well as the client’s affiliation with other companies or groups and their credit ratings.

Client Segmentation
Group	Income/Sales/Total debt (1)
Commercial (2)	Debt not categorized as micro, consumer, or mortgage.
Micro (3)	Total debt up to 120 statutory minimum wages (equivalent to S/133,214).
Consumer (4)	Focus on debt unrelated to business.
Mortgage (5)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)
Converted into Soles at the exchange rate of S/. 0.000957 per Colombian Peso as of December 31, 2023. As of December 31, 2023, Mibanco had 152,982 registered clients. All portfolio percentages and customer count in the table and the associated notes are as of December 31, 2023, unless otherwise disclosed.

(2)	Mibanco’s commercial segment focuses on all credits other than Micro, Consumer and Mortgage. Commercial loans represent 24.9% of Mibanco’s total loans and 7,620 of its clients.

(3)
Mibanco’s microbusiness segment focuses on financing production, trade, or service activities for companies that have total debt up to 120 statutory minimum wages (approximately S/133 thousand) and workers up to 10. Microbusiness loans represent 72.4% of Mibanco’s total loans and 143,731 of its clients.

(4)
Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 0.1% of Mibanco’s total loans and 456 of its clients.

(5)
Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 2.6% of Mibanco’s total loans and 1,175 of its clients.

2.3 Insurance & Pensions

2.3.1	Grupo Pacífico

(I)	Grupo Pacífico Overview

We conduct our insurance business exclusively through Grupo Pacífico, which operates in Peru and Bolivia and is the second-largest Peruvian insurance company by written premiums in 2023, according to the SBS and Peru’s National Health Superintendence (Superintendencia Nacional de Salud or SUSALUD by its Spanish Initials). Grupo Pacífico provides a broad range of insurance products focusing on three business areas: P&C, life insurance business and corporate health insurance and medical services. Grupo Pacífico, like other major Peruvian insurance companies, sells its products both directly (through its own sales force) and through independent brokers, bancassurance and sponsors.

For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and Development of the Company”.

Purpose: Protect People’s Happiness

Grupo Pacífico’s purpose is to protect people’s happiness. Looking forward, we will sustain growth by offering new and inclusive products that meet our country’s needs at different stages of people’s lives, protecting more Peruvians’ peace of mind and well-being.

In order to fulfill our purpose, we need it to be at the core of north starts and strategy. This has let us define three which are: being the best in growth, offering the best experience, and having the best efficiency ratio in the local market.

Our North Stars:

•	Growth:

o
To boost sales and enhance customer protection, we aim to develop new products, establish additional distribution channels, and leverage our Credicorp channels. Our strategy involves fostering growth through inclusive products distributed via extensive capillary networks.

•	Customer Experience:

o
To reach the highest NPS within the market by surprising our customers with an extraordinary journey and by putting them at the center of everything we do. Additionally, we strive for an accelerated digital transformation, ensuring extraordinary experiences while preserving the sensitivity of human interaction.

•	Efficiency:

o	To keep leading the market in efficiency so that we can offer the best protection to our customers and value to all our stakeholders.

These north stars are propelled by the development of key internal enablers:

Enablers:

•
Tech Talent: Our talent mix has evolved to support the strategic capabilities needed to achieve our goals. In 2023 our tech capabilities for key enablers such as Pricing, Data Analytics and IT Talent represented 20% of our workforce.

o	Pricing: granular risk selection and price personalization for growth and retention.

o	Data Analytics: data-driven business powered by analytics with robust governance and tech platforms.

o	IT Talent: modular and digital cloud architecture, allowing integration via Application Programming Interfaces (APIs), with built-in cybersecurity.

Strategic Axes:

Digitalization

The demand for both digital sales and client servicing has markedly increased due to the COVID-19 pandemic and has become a part of our client’s basic needs. Therefore, we keep seeking to be at the forefront of this development. In 2023, Pacífico experienced a 17% rise in digital premiums compared to 2022.

We also seek to automate our processes. By the end of 2023, we kept scaling our self-service claim process for our retail home insurance product, a claim process that is supported by artificial intelligence software, and we started to pilot the use of this technology in the auto claim process.

Customer Centric

On the axis of customer-centric services, we keep growing our app, Mi Espacio Pacífico, where we have achieved an increase of 40% in digital customers, compared to 2022. In addition, our chatbot channel, Vera, has resolved over 736 thousand customer requests in 2023.

During 2023, we keep delivering a great experience to our customers. This is reflected by reaching our goal of having the best experience in the sector through the Net Promoter Score indicator (NPS). This year, we have 35.9, plus 19.8 points, compared to 2019, when we started to track this result under the current methodology.

This methodology consists of asking the client for a brand recommendation, such as “How likely would you recommend Pacífico to your friends or family?” and offer you an 11-point scale, from 0 to 10. Those who score from 0 to 6 are detractors, 7 and 8 are neutral, and 9 and 10 are promoters. The NPS is calculated as the difference between the percentage of promoters and the percentage of detractors.

Credicorp Channels

Both our digitalization and customer experience are supported by the development of our digital customer-centric services and taking advantage of the reach provided by Credicorp channels. During 2023, we have increased our premiums through Credicorp channels by 7% compared to 2022. Furthermore, we keep expanding our digital products and some examples are “Retiro Protegido” available in ATMs, “Tu Plata Segura” at Mibanco, “Yapeate” your SOAT insurance, and new inclusive products such as “Onco Mujer” linked as a benefit to “Crédito Mujer” loans for women.

Distribution Channels

Digital channels

•	Mi Espacio Pacífico App: In 2023, 487 thousand clients used Grupo Pacífico’s app, compared to 345 thousand in 2022.

•	Pacífico Web: In 2023, over 11.1 million visits were made to Grupo Pacífico’s website, compared with the 8.1 million reported in 2022.

Physical channels

•
Branches: At the end of 2023, Grupo Pacífico had 6 branches, the same number as last year 2022 (compared to 26 branches in 2021). The company has continued providing its clients with the services they need. Grupo Pacífico implemented a specialized call center with 14 executives and 2 supervisors, all working on-site, in order to continue providing its clients with the services they need.

(II) Risk Rating

Grupo Pacífico managed to reaffirm the solidity and solvency of the company, maintaining its international credit ratings despite the Peruvian context. AM Best affirmed Grupo Pacífico’s long-term issuer credit rating at “A-” with a stable outlook in December 2023, Fitch affirmed Grupo Pacífico’s credit rating at “BBB+” with a stable outlook in May 2023 and Moody’s affirmed Grupo Pacífico’s credit rating at “Baa2” with a stable outlook in October 2023.

2.3.2	Prima AFP

(I) Prima AFP Overview

Credicorp conducts its pension business through Prima AFP, the second largest player in the private pension system in Peru based on the amount of assets under management according to the SBS. Prima AFP manages individual capitalization accounts and provides its affiliates with retirement, disability, survival and burial benefits. For this purpose, Prima AFP collects mandatory and voluntary contributions from its affiliates and invests the funds in local and global markets. The funds that Prima AFP holds in custody for its affiliates are non-attachable and are autonomous assets, which are not affected by Prima AFP’s financial results. Prima AFP offers four types of funds, which differ by the level of risk. The investment and risk management policies are defined by internal committees and supervised by the SBS and the SMV.

For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (5) Competition – 5.3 Insurance & Pensions – 5.3.2 Prima AFP” and “Item 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and regulation – 6.2. Subsidiaries – 6.2.1 Peru”.

Prima AFP’s strategy is focused in three objectives: (i) offering the best experience to our clients, (ii) providing the best investment returns of the private pension system and (iii) maximizing productivity and efficiency.

In 2023, Prima AFP pursued the following strategic projects:

•	Transformation of several units to optimize customer experience.

•	Redesign of the investment process and team structure to maximize returns.

•	Cloud migration to optimize costs, provide flexibility and scalability and improve time to market.

•	Continue the implementation of our cybersecurity plan.

In 2023, proposals to reform the Peruvian Pension System were under constant debate; but none was approved by the government. In this regard, Credicorp released a proposal to reform the Peruvian Pension System to make it more flexible, open to more competitors and more inclusive, as well as to align fee structures with client funds’ returns. The full proposal may be accessed at the following link pensionescredicorp.com.

Distribution Channels

Digital channels

•
Prima AFP’s App: In 2023, more than 4 million sessions were initiated in Prima AFP’s mobile app, compared to 5 million in 2022. This decrease is primarily due to more interactions driven by fund withdrawals by affiliates in 2022.

•	Prima AFP’s Web: In 2023, more than 1 million sessions were initiated through Prima AFP’s web page, which is similar to 2022.

Physical channels

•	Branches: Prima has 5 offices nationwide.

2.4 Investment Management and Advisory

Credicorp Capital carries out its Investment Management and Advisory operations through Credicorp Capital Peru, Credicorp Capital Colombia, Credicorp Capital Chile, Credicorp Capital US, CC Asset Management Mexico, and ASB Bank Corp. With operations in 6 countries, we are consolidating our leadership position through four main business units: Asset Management, Wealth Management, Capital Markets, and Trust Services.

Our Purpose

“We build trust-based relationships to promote well-being today, leading to a sustainable and inclusive tomorrow.”

Building trust-based relationships is the essence of our contribution to our customers. Trust is the cornerstone upon which we build relationships across generations, manage investments that fulfill dreams, and provide financial solutions that enhance business and wealth strategies.

We aim to foster and share our customers’ deepest desire: Their well-being. We truly believe that behind a simple investment or a complex financial solution, there is always a goal, a project, or a dream aiming for the individual, family, and/or business well-being of those we have the privilege to advise. Contributing to this goal is the driving force behind everything we do.

None of the above is possible without a sustainable and inclusive future. Thus, we want to contribute today, along with our customers and talented team, to the creation of that sustainable and inclusive tomorrow. We do this through our responsible and sustainable investment proposals; our contribution to accessibility, simplicity, and financial advice, and a transparent, equitable, and respectful approach to building long-term relationships.

Our Principles

1.
We put customers at the center: Our decisions are customer-oriented, whether they have a direct or indirect impact on our customers’ experience with us and on our long-term relationship with them, regardless of the area to which we belong.

2.
We move with agility and innovation: We work in an agile and flexible manner, with a sense of urgency in decision-making. We challenge ourselves to propose innovative solutions in response to the changing demands of the environment and the growing requirements of our customers in a timely and effective manner.

3.
We take ownership: We promote ownership, empowerment, and accountability as the drivers of our culture. These are represented in or initiative to take on commitments, delegate effectively, and take responsibility for the results.

4.	We collaborate across borders: We are a great team, working together without any country or role constraints to serve customers and create value, which are common goals for everyone in the company.

5.	We make a conscious impact: All our actions are carried with an awareness of their impact in creating value for the company, our people, society, and the planet.

Our Strategy

In 2023 we reorganized our business to achieve more stable, scalable revenue growth and sustainable profitability levels. Given the changes in the context and global industry trends in recent years, we redefined our strategy to concentrate on efficiently growing core profitable and scalable business.

Our North Stars

•	Growth

•	Profitability

•	Customer Experience

Our current strategy is focused on: (i) Restructuring our business portfolio focusing on less volatile and scalable businesses such as Wealth and Asset Management, complemented by transactional capabilities in Capital Markets. We will focus on those businesses that account for over 85% of the company’s contribution margin and for consistent growth in the past years, (ii) Continuing to develop operational and technological capabilities as key enablers for efficient and scalable growth, (iii) Implementing a new governance approach with a rigorous performance management plan and an empowerment and accountability culture in favor of a simplified decision-making process, maintaining our North Stars and recalculating the route when necessary, (iv) Leveraging our experience and learned lessons in the past three integration processes to explore and capitalize on new inorganic growth opportunities, and (v) Last, but not least, we will continue to implement ESG practices as a cross-cutting axis of our strategic fronts that add to the initiatives we have underway.

A challenging business environment requires us to adapt and transform to generate profitable, sustainable, and focused growth. Our medium-term strategy will focus on recurring and scalable businesses, operational and technological enhancements, seizing inorganic growth opportunities, and incorporating sustainable investment practices and ESG focus.

Our Business Units

Asset Management

Through our regional platform, our Asset Management business unit offers a wide array of products, including mutual funds, alternative funds, and portfolio management, as well as structured products investing in fixed income, equities, and alternative assets. We offer these products to a broad base of customers, including those in our retail, private, and high-net-worth, corporate, and institutional segments.

Additionally, we act as an exclusive distributor of third-party traditional and alternative funds in Latin America, representing global Asset Managers under exclusivity agreements. Also, we provide advisory services in the selection and monitoring of Third-Party Funds for Wealth Management customers.

Our Asset Management business is divided into 4 teams: Investments, Alternative Investments, Institutional Distribution, and Investment Products. Management builds on a matrix, with regional team leaders and country leaders in Chile, Colombia, and Peru, where our teams are based. The local presence of our team, coupled with an extensive network of local and regional contacts, enables us to have a profound understanding of the dynamics of the Latin American market.

•
Investments: We manage mutual funds and mandates in fixed income, equity and mixed income assets in Chile, Colombia, and Peru, as well as offshore funds based in Cayman and Luxembourg for international clients.

•	Alternative investments: We offer alternative investments in real estate assets, private debt and infrastructure.

•
Institutional Distribution: Our Institutional Distribution team is responsible for doing business and engaging with institutional and wholesale investors in Chile, Colombia, Peru, Panama, and Mexico through global public and private market solutions.

•
Investment Products: Our investment products team provides services in the selection of Third-Party Funds, design of structured products and support for funds based abroad. The regional coverage reaches Wealth Management clients and institutional and Retail investors.

Wealth Management

In our Wealth Management business, our approach entails advisory and wealth management, coupled with an array of investment options and financial services in accordance with our customers’ objectives and specific requirements, safeguarding their wealth and adeptly managing it for a seamless transfer to future generations.

Our Wealth Management structure is organized as a matrix, by business and by country, with the purpose of achieving a strategic vision by regional business, but ensuring the incorporation of the local perspective, to give customers the solution that best suits their needs.

Our services are aimed at customers with more than US$1 million available to invest. The five main services we offer include: Investment Advisory, Credit Solutions, Wealth Planning, Financial Planning, and Multi Family Office service, provided through Vicctus Multi Family Office, for customers with liquid assets above US$10 million.

Capital Markets

Our Capital Markets business unit has an active role in secondary markets, particularly in equity and fixed-income products, as well as in currencies and derivative instruments. We offer brokerage and custody services for securities to institutional, corporate, and individual customers in Chile, Colombia, Peru, Panama, and the United States. We provide advisory and information services, equipping our customers with decision-making tools such as market analysis and stock advisory.

Our participation in the placement of equity and debt instruments is also relevant (primary market) for corporate issuances in local markets. We also manage arbitrage, directional, and relative value strategies for proprietary position trading in Chile, Colombia, Peru, and ASB.

The services we offer within Capital Markets include local and international over-the-counter intermediation for Fixed Income, Equity, foreign currency, ETF and derivatives, product distribution such as funds, structured notes, among others, primary placement of public and private securities: issuance of securities for entities that need financing. In addition, in some markets we carry out cash management, fund distribution, basic custody and leverage activities with collateralized securities.

Distribution Channels

Digital channels

•
Credicorp Capital Digital: Channels developed by our innovation lab focused on enhancing the digital experience for our clients. Allows consolidated viewing of all on-shore and off-shore investments for Wealth Management clients in Peru; enables information consultation and transactional operations for Cash Management products for corporate clients in Colombia; allows corporate clients in Peru to view their mutual funds portfolio, download statements, and perform transactions; and allows clients of fiduciary business products in Colombia to consult information regarding trusts.

•
Tyba by Credicorp Capital: Our online application that operates as a digital broker in Colombia and Peru, allowing clients to manage their personal finances, making investments according to their own risk profile and tailored to their own investment plans. It provides a simple and secure means for clients to access investment products in a digital platform, allowing investments with a minimum amount.

•
CC Invest: Online web and mobile app investment platform that allows our clients in Peru, Colombia and Chile to invest in globally diversified portfolios in the most simple and efficient way. By opening an investment account online, clients can start investing with a minimum amount, supported by a specialized digital advisor.

•
Credicorp Capital E-Trading WEB: Platform through which the client can trade stocks in a more transparent and straightforward manner than the traditional method, operating independently and directly in the Order Books of the Stock Market, capturing the best opportunities. With the E-Trading Portal, clients gain a more comprehensive view of the stock market and can identify the best available prices.

Physical Channels and Telephone

•
Offices: Credicorp Capital’s clients can be served through its 13 regional offices, which are distributed across Peru, Colombia, and Chile, and also have points of contact in Mexico, the United States, and Panama. Additionally, BCP clients can access some of Credicorp Capital’s investment products through its network of agencies across Peru.

•	Call center: Through a specialized team, we serve and advise our Capital Market clients in the intermediation of fixed-income and variable-income securities in Peru, Colombia, and Chile.

(3) Corporate compliance and ethics

Our Compliance and Ethics management system is a key component in Credicorp’s sustainability framework. We seek to meet the needs both our businesses and stakeholders through: (i) ensuring the clarity of the terms and conditions of financial products and services, (ii) providing a framework and monitoring it to ensure a good work environment and equal opportunities for all employees and (iii) ensuring responsibility and integrity through all our businesses.

Credicorp and all its subsidiaries, using a comprehensive approach based on international best practices and our principles and ethical values, have established 11 corporate compliance and ethics programs that cover local and international regulations and mitigate conduct risks by encouraging ethical behavior to protect the reputation of the company. These programs are the following:

•	Anti-money laundering and countering the financing of terrorism (AML/CFT)
•	Financial stability
•	Tax transparency (FATCA & CRS)
•	Regulatory compliance
•	Ethics and integrity
•	Anti-corruption
•	Market abuse prevention
•	Personal data protection
•	Occupational safety and health
•	Market conduct
•	Antitrust

The programs listed above are overseen by the Chief Compliance and Ethics Officer who has full autonomy to carry out functions and duties independently and reports directly to our Board of Directors through the Sustainability Committee, providing regular and consolidated reports about the performance of the compliance and ethics programs at all our subsidiaries. Each subsidiary has a Compliance and Ethics Officer, who works with a specialized team and reports to the head office.

Anti-money laundering and Countering the financing of terrorism (AML/CFT)

The purpose of the AML & CFT Program at Credicorp is to design and implement policies and measures designed to prevent, detect and report all suspicious activity related to money laundering and terrorist financing. We believe these policies and measures are essential to protect the integrity and stability of the local and international markets in which we conduct our financial investments and also contribute to the stability of the society and the global financial system.

The AML and CFT Program focuses on managing policies procedures and controls to mitigate all risks related to cash flow and unusual transactions that try to conceal the origin of money obtained from illicit activities, such as drug or people trafficking, corruption, illegal mining, embezzlement, gambling and others, by converting it into a legitimate source.

In 2023, we focused our efforts in improving our onboarding controls related to the proper identification of high-risk clients, beneficial owners, the optimization of internal alerts and designing new controls for emerging risks, among others.

In this increasingly dynamic context, we have adapted our customer experience and services to all our stakeholders with effective policies, guidelines, high ethical standards in financial transactions and robust AML/CFT controls, to meet the new demands that are defined by an intensive use of technology as a preferred form of connection. We are strongly committed to continuing using innovative technologies to keep up with new business models that present additional challenges to traditional KYC (Know Your Customer) strategies as the key point for AML/CFT.

At Credicorp we have designed an AML/CFT program based on KRIs (Key Risk Indicators), aiming for sound governance and culture; searching for efficiencies; and identifying automation opportunities using technology, analytics, artificial intelligence and agile practices. We continue directing our efforts to minimize risks, meet our clients’ needs and develop fast and efficient processes that help us achieve our key business goals.

In 2024, we will continue to align to international standards and best practices to ensure that AML/CFT Compliance is contributing to the protection and integrity of our businesses.

Financial stability

Our Financial Stability Program supports our compliance with the applicable regulations derived from the U.S. Dodd-Frank, Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the European Market Infrastructure Regulation (EMIR) and the European Bank Recovery and Resolution Directive. During 2023, we focused on carrying out actions for the exchange of information with counterparts regarding the regulations that make up the Financial Stability Program. We also took actions to comply with the requirements of the Initial Margin Rules of the Financial Market Infrastructure Act, which require financial counterparties and large non-financial counterparties with a volume of non-centrally cleared derivatives (AANA) above certain phase-in thresholds to exchange bilateral initial margin from the applicable compliance date.

Tax Transparency

The Tax Transparency Program implemented at Credicorp oversees the compliance of two international regulations:  FATCA (Foreign Account Tax Compliance Act) and CRS (Common Reporting Standard). Both are the global standards for the automatic exchange of financial information between participant jurisdictions and were designed to contribute to the global effort against tax evasion and to increase the collection through exchange of financial information.

During 2023, Credicorp’s financial institutions in Peru, Bolivia, Chile, Colombia, Panama, the Cayman Islands and Luxemburg provided more than 72 FATCA and CRS returns to tax authorities in eight countries, according to the international FATCA & CRS agreements subscribed for each jurisdiction.

For 2024, our main activities will remain to: (i) search for technological and analytics tools to manage consistent and up-to-date information of our clients and counterparts, as well as conduct training, monitoring and due diligence regulatory activities; (ii) comply with the submission of the annual FATCA & CRS regulatory reports to the tax authorities of the participant jurisdictions on the date and (iii) submit all required certifications and conduct internal audits to in connection with the continuous application of a risk-based approach and the international best practices, such as the recommendations of the OECD in the “Guide on Promoting and Assessing Compliance by Financial Institutions” and other well-known international standards.

Regulatory compliance

At Credicorp and its subsidiaries, we are committed to complying with the laws and following external legal mandates set forth by regulatory entities, such as the SBS or the relevant regulators. We seek to ensure the implementation of all the regulatory frameworks applicable to each of the companies, using methodologies with a comprehensive approach based on risk and international best practices to reduce risks that would arise from regulatory noncompliance, like sanctions and reputational risks. We keep working to implement our regulatory obligations while remaining committed to the success of our clients, employees, and other stakeholders.

Additionally, every year we prepare a compliance assessment plan, development and enhancement, considering all regulations implemented for continuity. Finally, we strive to build a regulatory compliance culture and provide our employees training to assist them in understanding their role in upholding a regulatory compliance culture.

Ethics and integrity

Our Ethics and integrity program manages the Corporate Code of Ethics (“the Code”) and complementary conduct policies to provide guidelines for employees to avoid misconduct and provide tools to properly manage potential conflict of interest scenarios. The Code is approved by the Board of Directors annually and is the conduct reference for our directors and employees, who must comply with it.

To manage potential conflict of interests, directors and employees must submit relevant information periodically, including their activities outside of our business. We also have policies to address operations between Credicorp’s related parties, whereby relevant transactions are disclosed to the Sustainability Committee and to other stakeholders.

We are also responsible for the management of our complaints system called Alerta GenÉTICA. We continuously foster awareness through communication campaigns, training and encouraging stakeholders to use the hotline. In 2023 we launched a campaign to raise the substantiation rate. The campaign included tutorials on how to provide a comprehensive report and to conduct an effective follow-up.

In 2023, we continued the development of our human rights program as we finished the risk evaluation on this matter and initiated the definition of the principles and guidelines on the responsible use of artificial intelligence.

Anti-corruption

At Credicorp and its subsidiaries, we are aligned with the United Nations SDGs, adopting a zero-tolerance attitude towards corruption and applying policies to promote a fair and equitable environment to encourage changes in society and value relationships based on integrity.

In this sense, we are respectful of the regulations aimed at strengthening prevention and investigation mechanisms that contribute to the fight against corruption, such as Law 30424 in Peru with its regulations and amendments, the U.S. Foreign Corrupt Practices Act (FCPA) and the UK Bribery Act. At Credicorp, there is no tolerance for corruption.

Credicorp’s Corporate Policy to Prevent Corruption and Bribery provides guidelines to all Credicorp subsidiaries to engage in transparent relationships with their stakeholders, minimize related risks and comply with local and international regulations. This policy has been implemented through the development of a prevention model in each of Credicorp’s subsidiaries, focusing on four fronts:

•	Risk Assessments
•	Training and Awareness
•	Continuous monitoring
•	Supervision

As part of the efforts of the Corporate Anti-Corruption Program, which is a Credicorp unit, BCP Stand-alone, Mibanco Peru and Pacífico Seguros have obtained the ISO 37001 - Anti-Bribery Management System certification.

BCP Stand-alone also holds the Anti-Bribery Certification “Empresarios por la Integridad” in Peru, which uses a process based on third-party audits to demonstrate compliance with anti-bribery requirements at an entity-wide level.

Market abuse prevention

Through Credicorp’s Market Abuse Prevention program, guidelines and controls are established to prevent insider trading and market manipulation.

In 2023, we implemented guidelines and alerts to mitigate risks of insider trading and market manipulation in our Investment Banking business. Furthermore, we updated our Suitability guidelines as a result of a risk assessment and standardized our main processes at a corporate level.

Personal data protection

At Credicorp, we aim to protect and ensure the privacy of our users’ personal information. We strive for absolute confidentiality and adhere to the highest security standards in accordance with the Personal Information Protection Law No. 29733 and the related regulation, approved by Supreme Decree, No. 003-2013-JUS (the “Personal Data Protection Statutes”).

Our companies, as so-called personal data bank owners, must comply with these rules’ guiding principles for the protection of personal data. Also, as personal data bank owners, we are required to secure the consent of the personal data owners to process and transfer their personal data, considering the provisions of the Personal Data Protection Statutes, which are part of Credicorp’s internal compliance policy.

We provide for the exercise of protected rights that may be exercised by the personal data owner. To this end, we must make available channels, procedures and information within the timeframes established under the Personal Data Protection Statutes and the rules.

Consequently, our corporate personal data protection policy has the following goals:

a)	Establishing general guidelines for the processing and transfer of personal data of stakeholders such as employees, users, customers and suppliers of all our companies.

b)	Ensuring that our companies comply with the Personal Data Protection Statutes.

c)	Advising all employees of our companies of the impact of non-compliance with the applicable standards of personal data protection.

During 2023, we focused our efforts on the following initiatives: (i) consent—process personal data only by free, previous, informed, express and unmistakable consent; (ii) attention to protected rights; (iii) personal data protection mindset—striving to prevent reputational harm, ensure legal compliance and avoid the risk of fines and penalties through training and communicating to our employees and (iv) aligning our Corporate Policy and adopting the necessary measures to ensure that the personnel in charge know and apply it.

Occupational safety and health

Credicorp has an Occupational Health and Safety Program, the purpose of which is to maintain safe and healthy environments for all employees, suppliers, visitors, and customers to prevent work accidents and occupational diseases.

In 2023, Credicorp made the application and execution of medical examinations of its employees to update the epidemiologic profile of the organization its the main objective of occupational health surveillance, with the result being the ability to eventually develop programs focused on chronic diseases and on work.

With respect to occupational risk prevention, Credicorp also continued to work on the improvement of its procedures seeking to identify conditions that resembled higher risk to the safety and health of its employees, performing inspections in the work environment nationally and training their employees to identify unsafe conditions and acts in their workplace.

Market conduct

Credicorp’s market conduct program is aimed at promoting good business practices with customers, mitigating the risk of marketing and design of products that do not meet the needs of clients, ensuring information transparency, giving clarity of the terms and conditions of financial products and services and properly managing claims for customers. These actions allow us to encourage ethical behavior to protect the reputation of the company and achieve sustainable relationships with our customers.

During 2023, improvements were made to our responsible sales alert model, which aims to reduce bad sales practices. We deployed new monitoring related to verifying compliance with the conditions offered, correct the collection of commissions and fees, and enhance the transparency of information with the customer. These and other actions have allowed us to improve the result of the strategic indicator of Clarity and Transparency towards customers in the conditions of products and services compared to last year.

Antitrust

During 2023 we continued the implementation of the Antitrust Compliance Program that started at the end of 2021. In April 2023 we updated our Antitrust risk identification matrix, where we identified the main processes with exposure to antitrust risks. Thus, we have focused on monitoring, providing training and elaborating guidelines and protocols in Antitrust for the teams involved in those processes. In addition, we carry out preventive compliance monitoring on our financial products and services.

INDECOPI, as regulator of the Antitrust Law, issued Guidelines on Antitrust Compliance Programs in 2020. BCP adopted this standard to implement the program. To date, we have implemented actions in 7 of the 8 elements considered in this model: (i) tone from the top, (ii) designation of a compliance officer, (iii) risk management, (iv) controls and protocols, (v) training, (vi) monitoring and (vii) a whistleblower system. The eighth element of the model, related to internal auditing, will be implemented in 2024.

(4) Internal Audit

In 2023, our internal audit unit focused on creating a permanent risk-based framework to evaluate the effectiveness and efficiency of Credicorp’s risk management, control, and governance processes. The internal audit function’s objectives are improving and protecting the corporation’s value through an agile and timely independent assessment as well as data-based advising and risk analysis. For this purpose, our internal audit unit formulated the Annual Audit Plan using a risk-based audit methodology, which is aligned with the rules of The Institute of Internal Auditors Global (the “IIA”) and approved by the SBS.

This year, we continue with our purpose, mission and vision:

•	Purpose: To protect Credicorp’s sustainability.
•	Mission: To ensure and advise continuously and dynamically on strategic issues and key risks, through the intensive use of technology, data, innovation, anticipation, and motivated talent.
•	Vision: To be a leader in the audit practice at a global level, oriented to our purpose.

We will pursue our purpose, mission and vision through the development of actions and plans based on four pillars:

1.	Role positioning

2.	Digital transformation

3.	Culture and talent

4.	Management Optimization

The Quality Assurance Management, whose role is independent of the audit and consulting functions, has executed annual Internal Quality Assessments since 2011, in compliance with IIA Standard 1311, the result of which was “General Compliance” in the application of the Quality Assurance and Improvement Program. This level of compliance, the highest according to the governing body’s methodology, demonstrates that the Internal Audit function complies with the International Standards for the Professional Practice of Internal Auditing and Code of Ethics issued by the IIA.

The Audit Satisfaction Index (ISA), which collects the opinion of our audited clients after each job, achieved a result of 4.58 out of 5.00, above the goal of 4.10, which shows the perceived value of the work of Internal Audit by Credicorp Ltd., its subsidiaries, and affiliates.

Additionally, in 2022 we adopted the Ambition Model developed by the Netherlands Institute of Internal Auditors. In 2023 we were in the implementation phase to achieve the level and objectives proposed in its key activities: services and role of the internal audit function, professional practices, performance and responsibility management, people management, organizational relations and governance.

The Credicorp Corporate Auditor was member of the Board of IIA Global, the highest governing body of the institution, until July 2023, when his mandate ended. He was then elected to the Professional Certifications Board, whose role is to govern, defend and promote IIA Global certification programs. Likewise, the Auditor of Grupo Pacífico was president of the Information Systems Audit and Control Association (ISACA) of Lima until October 2023, and as of November he began serving as vice president of the same association. Furthermore, the Auditor of Credicorp’s Microfinance segment continues to serve as a member of the board of directors of the Institute of Internal Auditors of Peru.

Consistent with recommended industry practices, Credicorp continued to apply the Cybersecurity Assessment Tool (CAT) of the FFIEC, OWASP – Mobile & Application Security Standard, Cloud Security Alliance’s (CSA), NIST CSF, Critical Security Controls (CIS) and MITRE ATT&CK Framework. In addition, Credicorp implemented a centralized methodology to apply data analytics, began to apply a decentralized data analytics model following best practices and promoted the use of Agile audit methodology guidelines.

Data analytics methodologies were deployed and integrated with assurance evaluations in the Credicorp Internal Audit units. Subsequently, the process of decentralization of these tools to specialized audit teams continued. This implies democratizing access and use of these tools, with the aim of encouraging internal audit units to have the ability to exploit and use them as long as they comply with the guidelines of the Data & Analytics area. In this context, the Data & Analytics unit not only develops digital or analytical solutions, but also socializes them so that the different audit units can carry out simple and specific analyzes according to their ad hoc needs. This ensures that Data, Data Governance and Advanced Analytics standards are met in each process and in the information used by said units. During 2023, we believe we achieved important advances in four main action fronts of data analytics: (i) the construction of cognitive solutions allowing the information from physical or telephone contracts to be interpreted and analyzed automatically to identify suspicious transactions or transactions with a greater probability of mistake, which should be audited (we developed four cognitive solutions by the end of 2023); (ii) the automation of audit processes, allowing us to optimize our review; (iii) the digitization of audit evidence, reducing the time spent conducting our review; and (iv) the carrying out of continuous audits of our key processes. At the end of 2023, there were 106 automated metrics with the objective of timely alerting the business about deviations or new emerging risks. The results of these metrics are shared with the business units, which evaluate the risks involved and implement solutions when needed.

In addition, to reinforce the skills of the audit team, 553 hours of training were provided to promote the use of Data & Analytics, and the Virtual Audit Classroom was created, which has courses on ad-hoc digital tools for the audit team. Finally, we participated in the Hackathon competition, organized by the Latin American Committee for Internal Audit and Risk Assessment, which belongs to FELABAN, receiving an award for 3rd place with the project regarding the automatic review of financial documents using artificial intelligence and cognitive tools.

The Model Risk Audit Management uses, besides the traditional methodology, a method to audit models called “Special Model Audit”. The purpose of this shift is to cover the review needs caused by the increase in the number and complexity of models developed and to more quickly identify the deficiencies that may exist in the different processes associated with the life cycle of the models. With the application of this method in projects, we have achieved important advances in our methodology to audit Model Risk Management; increased the model review coverage and monitored first and second line controls related to the development, calibration, implementation and monitoring of models.

In 2023, we provided 17,645 hours of training to our internal auditors, with an average of 72 hours per auditor (above the 40 hours per auditor recommended by international practices), in topics related to new cybersecurity frameworks (such as those promulgated by the IIA, NIST or the FFIEC), internal quality assessment, data analytics, risk management, programming language, anti-money laundering, validation of models and other topics of financial and operational audit.

(5) Competition

5.1 Universal Banking

As of December 31, 2023, there are 51 financial institutions, and four state-owned banks (Banco de la Nación, COFIDE, Banco Agropecuario (Agrobanco) and Fondo MiVivienda), in the Peruvian universal banking sector.

	Private Financial System as of December 31, 2023
	Number of entities	Assets (Soles in thousands)	Deposits (Soles in thousands)	Loans (Soles in thousands)
Banking Sector (1)	17	512,217,828	335,250,934	350,864,837
Financial firms (2)	9	17,413,655	8,565,495	14,785,436
Municipal savings banks (3)	12	42,082,081	30,849,485	35,973,062
Rural savings banks (4)	5	1,726,647	1,166,083	1,398,820
Edpymes (5)	6	3,216,316	-	2,782,429
Total (6)	49	576,656,527	375,831,996	405,804,584
Source: SBS
(1) “Banca Multiple” under SBS definition and terminology
(2) “Empresas Financieras” under SBS definition and terminology
(3) “Cajas Municipales” under SBS definition and terminology
(4) “Cajas Rurales” under SBS definition and terminology
(5) “Empresas de Crédito” under SBS definition and terminology. Until Apr-23 it denominated EDPYME.
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

	As % of total Private Financial System			As % of Banking Sector
as of December 31, 2023	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	31.13%	32.03%	29.20%	35.05%	35.90%	33.78%
BBVA Banco Continental	18.10%	18.54%	18.44%	20.38%	20.78%	21.33%
Scotiabank Peru	12.21%	10.71%	12.94%	13.75%	12.00%	14.97%
Interbank	11.83%	12.07%	11.53%	13.32%	13.52%	13.34%
Banco Interamericano de Finanzas	3.66%	3.74%	3.47%	4.12%	4.20%	4.01%
Mibanco	2.88%	2.58%	3.24%	3.24%	2.90%	3.75%

Source: SBS

As of December 31, 2023, BCP Stand-alone ranked first among all Peruvian multiple banks by assets, deposits, and loans, according to the SBS.

As of December 31, 2023, the principal Peruvian non-state financial institutions reported total loan balances of S/252,543 million in local currency and of US$26,509 million in foreign currency (in comparison to S/258,836 million and US$25,629 million as of December 31, 2022, respectively). These figures represented a contraction in local currency loan balances of 2.4% and an expansion in foreign currency loan balances of 3.4% from December 31, 2022 (compared to contraction of 0.1% and an expansion of 12.3%, respectively, from December 31, 2021, to December 31, 2022). As a result, the dollarization of loans reached 28.0% as of December 31, 2023 (compared to 27.4% as of December 31, 2022, and 26.0% as of December 31, 2021).

As of December 31, 2023, Peru’s total amount of multiple banking deposits were S/335,251 million, and the multiple banking dollarization rate for deposits was 39.1% (compared to 40.6% as of December 31, 2022, and 43.0% as of December 31, 2021). It should be noted that, as part of its plan to decrease the dollarization level of loans in the Peruvian financial system and reduce the risks of currency depreciation associated with borrowing in US Dollars, the BRCP established a de-dollarization program beginning in January 2015. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru – (i) Peruvian Regulators”.

Peruvian banks’ capital ratio (regulatory capital divided by RWAs) was 16.47% as of December 31, 2023, which was above the 10.0% temporal legal minimum that became effective in July 2011 and represented an increase of 1.98 percentage points from the capital ratio reported as of December 31, 2022 (14.45%). As of 2022, the ratio decreased by 47 basis points from a ratio of 14.92% as of December 31, 2021.

Peru’s loan portfolio quality indicators generally improved in 2023. As of December 31, 2023, the internal overdue ratio reached 4.31%, 36 bps above than the ratio reported as of December 31, 2022 (3.95%). As of 2022, the ratio had increased 18 basis points compared to December 31, 2021 (3.77%). Also, the internal overdue, refinanced, and re-structured loans over total loans ratio was 6.43% as of December 31, 2023, 70 basis points higher than the 5.73% ratio reported at year-end 2022. Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 144.64% as of December 31, 2023 (compared to 148.46% as of December 31, 2022, and 155.54% as of December 31, 2021).

The liquidity of the Peruvian banking system remained at moderately high levels. As of December 31, 2023, the local currency liquidity ratio and the foreign currency liquidity ratio were 30.54% and 44.12%, respectively (compared to 26.96% and 48.01% in 2022, and to 33.64% and 51.35% in 2021, respectively). The decrease in the local currency liquidity ratio is consistent with bank customers drawing down their deposits as the economy reactivated after the COVID-19 pandemic. These liquidity ratio levels were well above the minimums required by SBS regulations, which was 8% for local currency and 20% for foreign currency as of December 31, 2023.

(ii) Other financial institutions

BCP Stand-alone also faces strong competition from credit providers other than banking institutions, primarily with respect to consumer loans and SME-Pyme loans. SME- Pyme loan providers from non-bank financial institutions lent S/33.22 billion to borrowers in 2023, compared to S/31.16 billion in 2022, according to the SBS. In 2023, overall SME-Pyme loans to customers of non-bank financial institutions represented 55.82% of the total loans in the Peruvian financial system (compared to 53.30 % in 2022).

Consumer loan providers from other financial institutions lent S/16.4 billion to borrowers in 2023, compared to S/15.8 billion in 2022, according to the SBS. In 2023, overall loans to consumers of other financial institutions represented 16.6% of total loans in the financial system (compared to 18.8% in 2022).

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

(2)
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

(3)
In April 2021, through Law No. 31171, dependent workers were allowed to withdraw their severance indemnity deposits in order to cover the economic needs caused by the COVID-19 pandemic. A single withdrawal was allowed and had to be made before December 31, 2021. The withdrawal could be up to 100% of their accumulated severance indemnity deposits on the date of withdrawal.

(4)
In June 2021, Law No. 31112, Ley que establece el control previo de operaciones de concentración empresarial (the Merger Control Law), a law regarding pre-merger control for certain business transactions, entered in force. The Merger Control Law established that any transaction that involves a change of control or causes ownerships to cross certain thresholds set by such law and can result in action in concert, must have the authorization of INDECOPI to be consummated. The Merger Control Law also vested in INDECOPI the pre-merger control of transactions within the scope of the regulation and supervision of the SBS and/or SMV, without prejudice to pre-merger control of a prudential nature and financial stability within the responsibility of the SBS and/or SMV.

(5)
In September 2021, the SBS authorized the organization of a banking company under the corporate name Banco BCI Peru. It will operate as a subsidiary of the Chilean banking company BCI, which had already been authorized to carry out its international expansion in Peru in September 2019.

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

(7)
During 2022, more international technology-driven entities such as fintech and startup companies entered in Peru such as Payflow (Spain), Zulu (Colombia), Tapi (Argentina), or Trii (Colombia) among others. With an increasing digital population, the Peruvian market is becoming more attractive to international players.

(8)
In May 2022, through Law No. 31480, dependent workers were again allowed to withdraw their severance indemnity deposits in order to cover the economic needs caused by the COVID-19 pandemic. A single withdrawal was allowed and had to be made before December 31, 2023. The withdrawal could be up to 100% of their accumulated severance indemnity deposits on the date of withdrawal.

(9)
In July 2022, SBS Resolution N. 504-2021, Reglamento para la Gestión de la Seguridad de la Información y la Ciberseguridad, which contains new requirements regarding multifactor authentication and digital procurement criteria, entered in force.

(10)	In September 2023, Rappicard ceased operations. Financial products developed in alliance with Interbank under the Rappibank brand ended their operation in Peru by mutual agreement between the parties.

5.2 Microfinance

According to The Economist Intelligence Unit, Peru and Colombia are among the countries that have presented the best results in addressing financial inclusion in terms of factors such as regulation, infrastructure, consumer protection and financial stability. We are aware that a large portion of microbusiness owners in both countries are currently unbanked, which constitutes an opportunity to contribute to these economies while growing our businesses.

5.2.1 Peruvian microfinance system

As of December 31, 2023, the Peruvian microfinance system is mainly regulated by the SBS and is comprised of entities that vary in size, client segments, and ambit of geographic action: one bank, which is Mibanco; nine financial firms, twelve municipal savings banks, five rural savings banks and six development entities for small and microbusinesses (Edpymes). The Peruvian microfinance system also includes 279 savings and loan associations (Cooperativa de Ahorro y Créditos or COOPACS by its Spanish initials), which have small portfolios and target specific geographic areas.

As of December 31, 2023, the Peruvian microfinance system (excluding COOPACS) represented around 65% of the total entities regulated by the Peruvian financial system, with microfinance loans totaling approximately S/68.1 billion (16% of Peruvian Financial System). As of December 31, 2023, according to the SBS, microfinance customers represented 58% of borrowers in the regulated Peruvian financial system.

	Peruvian Microfinance System as of December 2023
	Number of entities	Assets (Soles in thousands)	Loans (Soles in thousands)	Deposits (Soles in thousands)
Multiple banking	1	16,584,041	13,165,073	9,707,675
Financial firms	9	17,413,655	14,785,436	8,565,495
Municipal savings banks	12	42,082,081	35,973,062	30,849,485
Rural savings banks	5	1,726,647	1,398,820	1,166,083
Edpymes	6	3,216,316	2,782,429	-
Savings and loan associations (COOPACS) (1)	279	N/A	N/A	N/A
Total	312	81,022,740	68,104,820	50,288,737

(1) In 2019, SBS began overseeing COOPACS but there is still no financial information available.
Source: SBS

According to the SBS, as of December 31, 2023, Mibanco led the Peruvian market for loans in the micro and small business segments regulated by SBS, with shares of 19.0% and 20.3% respectively (compared to 23.0% and 21.8%, respectively, as of December 31, 2022 and 26.6% and 20.5%, respectively, as of December 31, 2021).

Municipal savings banks are important players in the microfinance system in Peru. In 2023, 12 municipal savings banks were operating and represented 53% of the total loans at year-end. The business model used by municipal savings associations is similar to the traditional relational model used by Mibanco, which conducts an on-site cash flow assessment of the customer. The municipal savings associations operate in municipal government ambits, and as such, their ability to innovate and modify products and processes is limited by the existence of multiple layers of approval.

In 2023, the macroeconomic context was adverse due to social protests in the south of the country and climatic events in the north. These factors contributed to a recessive environment and high inflation, which affected loan growth and client payment capacity. In this context, Mibanco prioritized healthy growth through prudent risk management and worked to maintain portfolio quality, in accordance with our appetite for risk, and its internal overdue loan coverage ratio was 120.2% in IFRS as of December 31, 2023. In Peruvian GAAP, as of December 31, 2023, Mibanco’s internal overdue loan coverage ratio was 131.1% and the average for municipal savings banks was 141.5%. Mibanco’s global capital ratio was 14.7% at year-end 2023, which exceeded the 13.9% global capital ratio reported by municipal savings banks at year-end 2023. Furthermore, in 2023, the ROE for Mibanco was 9.6%, which exceeded the 3.4% ROE collectively reported by the municipal savings banks system.

Recent competitive developments

The most relevant news and developments in the Peruvian microfinance sector from 2021 to 2023 were:

(1)
In March 2021, by means of Ministerial Resolution No. 119-2021-EF/15, the entities of the Peruvian financial system were authorized to grant guaranteed credits obtained for a single time under the Reactiva Peru Program, with a new grace period of 6 to 12 months, which allows rescheduling in 24 months or, in exceptional cases, in 36 months.

(2)
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

(3)
In April 2021, through Law No. 31171, dependent workers were allowed to withdraw their severance indemnity deposits in order to cover the economic needs caused by the COVID-19 pandemic. A single withdrawal was allowed and had to be made before December 31, 2021. The withdrawal could be up to 100% of their accumulated severance indemnity deposits on the date of withdrawal.

(4)
In April 2022, through Multiple Resolution (Oficio Múltiple) No. 05830-2022 SBS, the minimum requirementof 100% in the Liquidity Coverage Ratio in local and foreign currency, which had been temporarilysuspended due to the State of Emergency declared by Supreme Decree No. 044-2020-PCM as a result of the COVID-19 pandemic, was reinstated.

(5)
In May 2022, through Law No. 31480, dependent workers were again allowed to withdraw their severance indemnity deposits in order to cover the economic needs caused by the COVID-19 pandemic. A single withdrawal was allowed and had to be made before December 31, 2023. The withdrawal could be up to 100% of their accumulated severance indemnity deposits on the date of withdrawal.

(6)
In July 2022, through Resolution No. 01087-2022, the SBS created the Savings and Loan Associations Deposit Insurance Fund to start collecting insurance premiums from savings and loan associations in Peru. This insurance will provide coverage after 24 months of contribution (July 2024) up to a maximum of S/5,000 for savings and loan associations with total assets less than 32,200 Tax Units (Unidades Impositivas Tributarias or UITs by their Spanish initials) (S/148.2 million) and up to a maximum of S/10,000 for savings and loan associations with total assets higher than 32,200 Tax Units (S/148.2 million) for each contributor.

(7)
In July 2022, through Resolution No. 02192-2022, the SBS approved the dispositions for the application of policies, procedures, and monitoring of maximum interest rates for consumer loans and small and microenterprise of the Usury Law Regulation (Law No. 31143).

(8)
In August 2022, the global capital limit changed from 8.0% to 8.5%, after the previous relaxation of operating limits in the Banking Law (Urgent Decree No. 037-2021) associated with the Equity Strengthening Program for Institutions Specialized in Microfinance was terminated by Urgent Decree No. 003-2022.

(9)
In December 2022, through Ministerial Resolution No. 277-2022-EF/15, the guidelines and conditions of financial instruments of the CRECER Fund for factoring companies not included in the scope of the Banking Law No. 26702 were approved. CRECER was created in September 2018, through Decree Law No. 1399, for financing, granting guarantees and other financial products, necessary to promote the development of micro, small and medium-sized companies, as well as export companies.

(10)
In December 2022, through Urgent Decree No. 026-2022, an extension until June of 2023 was approved for the reprogramming of loans guaranteed under the Reactiva and FAE-Texco programs, which are Business Support Fund programs for the textile and clothing sector, mainly to mitigate the impact of the economic and social crisis.

(11)
In December 2022, through Legal Decree (Decreto de Ley) No. 31658, a program was created to drive SME business development, MYPE – Impulso MyPeru. The objective of this effort is to provide SME loans backed by guarantees from the National Government; these loans are also issued with a bonus for good payers. In December, and after 12 tenders, more than S/4.500 million were granted to bidding entities from the financial system (ESF) and to Savings and Loan Cooperatives (COOPAC). The average interest rate for MyPeru loans stands at 13%, which is far below the average of 30% for SME loans offered by the financial system. As of November 24th, S/1.876 million had been disbursed to 82,797 SME beneficiaries, 65% of which were microbusinesses and the remaining 35%, small businesses.

(12)
In August 2023, SBS intervened in Caja Raiz due to a significant deterioration in its solvency. Rural savings associations and cooperatives were the most affected by the pandemic, subsequent recession, and adverse economic environment in 2023, given that a large tranche of their portfolio is comprised of microbusinesses and small companies.

(13)
In 2023, SBS dissolved more than 27 cooperatives for diverse reasons, including loss of share capital; failure to submit financial statements; work stoppage at main offices; among others. Since 2019 (when SBS took over as the supervisory entity for COOPACS or Savings and Loan Cooperatives), SBS has closed 137 cooperatives due to inactivity (84%) and total loss of share capital and reserves (22%).

5.2.2	Colombian microfinance system

The Colombian microfinance system is regulated by the SFC. As of December 2023, Colombian microfinance institutions represented around 23% of the total entities regulated by the Colombian financial system, with microfinance loans totaling approximately 20.5 billion Colombian Pesos. Mibanco Colombia, which belongs to the Multiple Banking sector, was ranked fourth in the microfinance system with a market share of 14% of loans in this segment according to the SFC. Microfinance institutions reported a presence in 1,103 municipalities (98% of total municipalities in the country) and 52% of the microentrepreneurs were women, according to the Association of Microfinance Institutions of Colombia (or Asomicrofinanzas by its Spanish initials).

	Colombian Financial System in December 2023
	Number of entities	Assets (Pesos in millions)	Deposits (Pesos in millions)	Loans (Pesos in millions)	Microfinance Loans (Pesos in millions)
Multiple banking	29	959,797,233	626,806,747	655,074,366	17,895,527
Financial corporations	5	30,729,442	8,574,670	3,532	0
Finance company	13	16,825,263	9,292,870	14,241,456	284,125
Financial cooperatives	5	4,914,852	3,040,763	4,335,210	379,126
Microfinance institutions	17	N/A	N/A	N/A	1,931,339
Total	69	1,012,266,790	647,715,049	673,654,564	20,490,117
Source: SFC and Asomicrofinanzas

Recent competitive developments

The most relevant new developments in the Colombian microfinance sector were:

(1)
In June 2021, the first bond issue with a gender focus in the Colombian market was launched by Bancamia S.A. The issue had a value of US$54 million and was intended to fund the granting of loans to 50,000 women in vulnerable situations.

(2)
In March 2023, via decree (decreto) 455, new lending modalities were created and interest rates on these products must be certified by the Financial Superintendence of Colombia. The new modalities were popular loans for rural production (crédito popular productivo rural); popular loan for urban production (crédito popular productivo urbano); rural production loan (crédito productivo rural); urban production loan (crédito productivo urbano); and higher-ticket production loan (crédito productivo de mayor monto). Differentiated certifications were implemented for current interest, which led rates on Microloan disbursements to drop significantly.

(3)
In December 2023, via decree (decreto) 2120, the program “CREO, un crédito para conocernos” was created to benefit the agricultural and non-agriculture sector of the popular economy by offering access to low-ticket loans that require no co-signers or collateral; tenures are up to 24 months. The government is betting on La Economía Popular to drive the country’s economy by promoting financial inclusion with the support of Bancoldex and the Fondo Nacional de Garantías.

5.3 Insurance & Pensions

5.3.1	Grupo Pacífico

The Peruvian insurance market, which includes P&C, life, and corporate health insurance market, is comprised of 17 active companies, of which 8 are dedicated to P&C and lifelines, 6 are dedicated exclusively to P&C and 3 are dedicated exclusively to life. According to the SBS and SUSALUD, as of December 31, 2023, four companies (Rimac, Grupo Pacífico, La Positiva and Mapfre) represented a combined 82.1% market share in terms of written premiums, and the leading two companies had a combined market share of 57.3%, both according to the SBS.

In 2023, Grupo Pacífico was the second-largest insurance company in Peru in terms of written premiums, with a consolidated market share of 26.8% (compared to 26.5% in 2022), according to the SBS and SUSALUD. Grupo Pacífico had a 9.2% written premium increase from 2022 to 2023, which was higher than the Peruvian average growth of 8.0%, which we believe is due to its efficient management. As a result, Grupo Pacífico remains the largest insurance company in the life and health insurance markets with 27.5% and 43.1% of market share, respectively, according to the SBS and SUSALUD. The following table lists the Peruvian market share of each of the top six insurers by annual written premiums in 2023:

Market Share by Annual Written Premiums (1)	2021	2022	2023
1. Rimac	30.9%	30.7%	30.5%
2. Grupo Pacífico	26.7%	26.5%	26.8%
3. Mapfre	11.6%	12.9%	12.9%
4. La Positiva	11.7%	11.1%	11.9%
5. Interseguro	6.2%	5.6%	4.9%
6. Cardiff	2.4%	2.8%	2.8%
Annual Written Premiums (Soles in millions)	20,417	21,703	23,437

Source: SBS + SUSALUD
(1) P&C + Life + Corporate Health Insurance Businesses

We believe Grupo Pacífico has a relatively well-diversified product portfolio, with a composition comparable to that of the overall Peruvian insurance industry. In contrast to the Latin-American region, Peru maintains a low insurance penetration level: as of December 31, 2023, the region has an insurance penetration level of 3.5%, while Peru’s was 2.2% in 2023, according to the SBS and BCRP.

In 2023, the Peruvian insurance market registered an increase of 8.0% in terms of total direct premiums (S/23,437 million compared to S/21,703 million in 2022) due to general risks, particular annuities and D&S businesses. This result was higher than the gross domestic product (GDP), which contracted 0.6%, after negative production was reported mainly in the fishing and construction sectors. The increase in direct premiums comes from the life segment, for which production increased 8.0% from 2022 to 2023, and to P&C segment, for which production increased 8.2% from 2022 to 2023.

Life and P&C insurance market

In 2023, total written premiums in the Peruvian life and P&C insurance sectors increased 8.1% compared to 2022, higher than the 5.9% increase from 2021 to 2022 (after an important increase of 26.2% from 2020 to 2021). Written premiums in the Peruvian life and P&C insurance market totaled S/20,266 million in 2023, higher than S/18,746 million registered in 2022. Total written premiums in the Peruvian life insurance business increased 8.0% from 2022 to 2023, and those in the Peruvian P&C business grew 8.2% from 2022 to 2023, according to the SBS. For comparison, in the same year, Peru’s GDP decreased by 0.6%, according to the BCRP.

According to the SBS, in 2023, Grupo Pacífico’s written premiums in Peru’s consolidated life and P&C businesses were 24.2% of the Peruvian market, compared to 23.7% in 2022. Grupo Pacífico’s written premiums in 2023 were the second largest of any company in Peru’s consolidated life and P&C insurance market.

Life insurance market

In 2023, written premiums in Peru’s life insurance market totaled S/10,523.8 million, which represents an increase of 8.0% from 2022, according to the SBS. This was mainly attributable to Group life (which increased 18.9% from 2022), Credit Life (which increased 13.8% from 2022), and to D&S (which increased 12.9% from 2022).

According to the SBS, in 2023, Grupo Pacífico had the largest market share in the Peruvian life insurance market by written premiums (27.5%), which was higher than its market share of 26.1% in 2022. In 2023, Grupo Pacífico’s written premiums increased 13.8% from 2022, higher than Peru’s average growth of 8.0%. The increase in Grupo Pacífico’s written premiums was primarily attributable to D&S, which increased 29.3% from 2022 due to an increase in premium collections under the SISCO VI regime (a public bidding process as a result of which the insurance companies that will collectively manage the risks of disability, survival and burial of AFP members for the period 2023 are selected) as a result of larger portion of and better rates under SISCO VI versus SISCO V; individual life which increased 11.8% from 2022 due to higher sales in single premiums; group life, which increased 13.0% from 2022 due to Complementary Work Risk Insurance (Seguro Complementario de Trabajo de Riesgo or SCTR by its Spanish initials) and statutory life product sales growth; and to credit life, which increased 7.6% from 2022, driven by an increase in sales of Bancassurance through BCP and Banco de la Nación.

P&C insurance market

In 2023, the written premiums of Peru’s P&C insurance market totaled S/9,742.1 million, which represents an increase of 8.2% from 2022, according to the SBS. This result was primarily attributable to commercial lines due to earthquake insurance premiums (which increased 16.5% from 2022), fire insurance and allied lines (which increased 15.1% from 2022), premiums for theft insurance for credit cards (which increased 20.5% from 2022), and all risks contractors (which increased 28.5% from 2022); automobile premiums (which increased 4.2% from 2022), medical assistance premiums (which increased 3.5% from 2022).

According to the SBS, Grupo Pacífico had the second largest market share in Peru’s P&C sector (20.7% in 2023, which is lower than its 21.1% market share in 2022). Grupo Pacífico’s written premiums increased 6.1% from 2022, which is lower than Peru’s average growth rate of 8.2%. The increase in Grupo Pacífico’s written premiums was mainly driven by commercial lines premiums (which increased 9.1% from 2022), due to earthquake insurance premiums, marine hull insurance, and theft insurance for credit cards; automobile premiums (which increased 5.4% from 2022), through higher premium subscriptions in the corporate channel; and Personal Accidents (which increased 12.2% from 2022) due to higher sales through bancassurance channel.

Corporate Health Insurance and Medical Services market

According to SUSALUD, in 2023, written premiums in Peru’s health insurance market totaled S/3,171.4 million, which represented an increase of 7.3% compared to the previous year. Based on figures from SUSALUD, Grupo Pacífico had Peru’s largest market share in the health insurance market in 2023 (43.1%, compared to 44.2% in 2022).

5.3.2	Prima AFP

As of December 31, 2023, there are four companies in the PPS, including Prima AFP.

According to the SBS, as of December 31, 2023, funds under management in the PPS reached S/122.8 billion, of which Prima AFP managed S/36.9 billion. This represented a market share of 30.0%, similar to 2022 (30.1%) and 2021 (30.1%).

As of December 31, 2023, the PPS reached 9.3 million affiliates, of which 2.3 million were Prima AFP’s customers, representing a market share of 25.2%. Collections in the PPS in 2023 reached S/14.8 billion, of which S/4.0 billion was collected by Prima AFP, representing a market share of 27.3%.

As discussed below under “PPS Reforms,” the Peruvian government began a process of reforming the PPS in 2012 through the passage of the PPS Reform Law. This reform contemplated a tender process to be held every 24 months, in which the AFP that offers the lowest management fee wins the tender. As a result, new workers who enter the PPS become members of the tender holder and remain in it for at least 24 months.

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

5.4 Investment Management and Advisory

Asset Management

In Peru, we compete in the mutual funds market (where we maintain leadership with a 32% market share), investment funds, and mandates with Fund Management Companies belonging to the main financial groups operating in the country (such as BBVA Fondos, Interfondos, Scotia Fondos), and non-banking Fund Management Companies with local and regional operations (such as Compass, Fondos Sura, Larrain Vial). This includes managing funds and mandates investing in traditional, alternative, and structured products.

In Colombia, we compete in the collective investment funds market (where we maintain leadership with a 28% market share), private equity funds, and investment trusts that primarily invest in traditional and alternative assets with local stockbrokers and fiduciaries, such as Alianza, Valores Bancolombia, Corredores Davivienda, and BTG. Regarding voluntary pension funds, we compete with major mandatory pension funds and some fiduciaries; notable competitors include Protección, Porvenir, Colfondos, Skandia, and Alianza.

In Chile, we compete in the mutual funds market, investment funds (public and private), and third-party portfolio management with non-banking General Fund Managers (AGF) with regional operations and a focus on Latin America, such as Larrain Vial, Compass, BTG, and Moneda.

In Offshore Funds, we also compete with Global Asset Managers that have Latin American fixed or variable income funds and are regulated UCITS funds.

Wealth Management

In Wealth Management, while the team is consolidated in Peru, we seek to capitalize on the growth opportunity in Colombia and Chile. In this business, we compete in a regional market led by global banks and financial institutions, especially in the ultra-high-net-worth segment.

Capital Markets

Through the Capital Market, we operate in the Securities Brokers and Intermediaries sector, which comprises establishments primarily engaged in the buying, selling, and brokerage of securities (secondary market), as well as the placement of securities issuances (primary market)

In capital markets, our brokerage house in Peru reaffirmed its leadership, holding the largest market share in equities (26% of traded value) and in fixed income (51% of traded volume), excluding the volumes outside of the stock market, according to the BVL. Similarly, our brokerage company in Colombia held the second largest market share among brokers in equities (16% of traded value) and the largest in fixed income (22% of traded volume) according to the Colombian Stock Exchange. In Chile, we held the eighth largest market share in equities (5%) and the third largest in fixed income proprietary accounts (12%), in terms of traded volume, according to the Santiago Stock Exchange.

Trust Services

In Peru, we have a strong leadership position in fiduciary and custody services to retail and institutional customers, but further growth is limited by market size. On the other hand, we have a relatively low market share in fiduciary services in Colombia (less than 5% measured by number of trust deeds), according to the Association of Fiduciaries of Colombia (Asociación de Fiduciarias de Colombia), which also presents us with an opportunity for growth.

(6) Supervision and regulation

6.1 Credicorp

Credicorp Ltd. is a tax-exempted company located in Bermuda. Credicorp maintains a presence and conducts its activities in Peru, Cayman Islands, Bolivia, Colombia, Chile, Mexico, Spain, Panama, the United States, and Luxembourg through its different LoBs and subsidiaries.

Other than as described under “ITEM 3. KEY INFORMATION – 3. D Risk Factors –9 Credicorp, as a Bermuda tax-exempted company, may be adversely affected by any change in Bermuda law or regulation,” there are no applicable regulations under Bermuda law that are likely to materially impact our operations as they are currently structured. Under Bermuda law, there is no regulation applicable to Credicorp as a holding company that would require that we separate the operations of our subsidiaries incorporated and existing outside Bermuda.

Our common shares are listed on the NYSE. We are therefore subject to regulation by the NYSE and the SEC as a “foreign private issuer”. We also must comply with the Sarbanes-Oxley Act of 2002.

We are subject to certain requirements set forth by the Peruvian Banking and Insurance Law, as well by certain banking resolutions issued by the SBS, including the Peruvian Consolidated Supervision of Financial and Mixed Conglomerates Regulation. These regulations affect us primarily in the areas of reporting, risk control guidelines, limitations, ratios, and capital requirements.

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

(i) Capital Adequacy Requirements

On September 29, 2010, the SBS issued SBS Resolution No. 11823-2010, which established the methodologies for calculating the regulatory capital and capital requirements for financial and mixed conglomerates. Article 4 of SBS Resolution 11823-2010 identifies two categories of consolidated groups: (i) the financial system consolidated group and (ii) the insurance system consolidated group. A combined group of companies formed by these two categories of entities is called a financial group. Each of the financial system consolidated group, the insurance system consolidated group and the financial group is required to hold regulatory capital that is greater than or equal to the capital requirements applicable to each respective group.

The capital requirements applicable to the financial group are the sum of the capital requirements applicable to the financial system consolidated group and the insurance system consolidated group. The capital requirements applicable to the financial system consolidated group and to the insurance system consolidated group are the sum of the capital requirements applicable to each of the companies that belong to each respective group. For unsupervised companies, regulatory capital is required to be the greater of: (i) 10% of third-party assets or (ii) the ratio of third-party assets over total assets multiplied by the sum of paid-in-capital, legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval and retained earnings with capitalization agreements net of current and past years’ losses.

Article 6 of SBS Resolution 11823-2010 provides that regulatory capital of the consolidated groups comprises the sum of basic capital and supplementary capital and is calculated as follows:

•	Basic Capital: Basic Capital or Tier 1 capital is comprised of:

(i)
paid-in-capital (which includes common stock and perpetual non-cumulative preferred stock), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval and retained earnings with capitalization agreements (that is, earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock); and

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

The elements referred to in item (ii) above should not exceed 17.65% of the amount resulting from adding components from clause (i) of Basic Capital or Tier 1 capital, net of the deductions in (a), (b) and (c) in the list above.

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

(c)
for banks using the SBS standardized approach method, the generic loan loss provision up to 1.25% of total credit Risk Weighted Assets (RWAs); or, alternatively, for banks using the internal ratings-based (IRB) method, the generic loan loss provision up to 0.6% of total credit RWAs (pursuant to Article 189 of Law No. 26702); and

(d)	half of the amount referred to in “Deductions” below. Tier 3 capital comprises consolidated redeemable subordinated debt that is incurred with the sole purpose of covering market risk.

•	Deductions: The following elements are deducted from Tier 1 and Tier 2 capital:

(a)
for the financial system consolidated group, all investments in shares and subordinated debt issued by other local or foreign financial institutions and insurance companies; for the insurance system consolidated group, all investments in shares and subordinated debt issued by other local or foreign insurance companies;

(b)	all investments in shares and subordinated debt issued by entities that are part of the holding but do not belong to any of the consolidated groups;

(c)
for the financial system group, (i) the amount by which an investment in shares issued by a real sector company which is neither part of the holding nor part of the negotiable portfolio exceeds 15% of the financial system consolidated group’s regulatory capital; and (ii) the amount by which the aggregate amount of all investments in shares issued by real sector companies which are not part of the Conglomerate and which are not part of the financial system consolidated group’s negotiable portfolio exceeds 60% of the regulatory capital.

Article 7 of SBS Resolution No. 11823-2010 provides that the following limits apply when calculating regulatory capital: (i) the aggregate amount of supplementary capital must not exceed the aggregate amount of basic capital; (ii) the amount of redeemable Tier 2 subordinated instruments must be limited to 50% of the amount resulting from the sum of Tier 1 elements in “Basic Capital” above; and (iii) the amount of Tier 3 capital must be limited to 250% of the sum of Tier 1 elements.

Article 10 of SBS Resolution No. 11823-2010 provides that regulatory capital of the financial group is comprised of the sum of basic capital and supplementary capital and is calculated as follows:

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

Regulatory capital from January 2024.

On September 14, 2023, the SBS issued SBS Resolution No. 03004-2023, revising the methodologies for calculating the regulatory capital and capital requirements for financial and mixed conglomerates. Changes were made to the conglomerate regulation to reflect the regulatory capital changes implemented in the Peruvian financial system in 2023, according to the legislative decree No. 1531. The new regulatory capital framework defines three capital requirements: CET1, Tier 1 Capital and Total Regulatory Capital for the financial system consolidated group and the financial group.

Financial System Consolidated Group

Article 5-A of SBS Resolution No. 03004-2023 sets forth the capital requirements for the financial system consolidated group. The CET1 Capital requirement will be equal to or greater than the sum of 45% of the financial system consolidated group capital requirement, including 100% of combined buffers. The Tier 1 Capital requirement will be equal to or greater than the sum of 60% of the financial system consolidated group capital requirement, including 100% of combined buffers. The total capital requirement will be equal or greater than the sum of 100% of the financial system consolidated group capital requirement, including 100% of combined buffers. Combined buffers are the sum of the conservation buffer, the economic cycle buffer and concentration risk buffer.

Article 6-B of SBS Resolution No. 03004-2023 states that the capital requirement for companies within the financial system consolidated group should incorporate:

(a)
For supervised companies with capital requirements subject to risk assumed in operations: the sum of credit risk capital requirements, market risk capital requirements and operational risk capital requirements; and

(b)
For unsupervised companies, the greater of: (i) 10% of third-party assets or (ii) the ratio of third-party assets over total assets multiplied by the sum of paid-in-capital, legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval, and retained earnings with capitalization agreements net of current and past years’ losses.

Article 5-B of SBS Resolution No. 03004-2023 states that the financial system consolidated group regulatory capital is composed of CET1 Capital, Additional Tier 1 Capital and Tier 2 Capital.

CET 1 Capital:

(a)	Common shares and other capital instruments, as long as they have been paid and comply with the conditions indicated by the SBS;

(b)	Issue premium of common shares and other capital instruments indicated in subparagraph (a);

(c)	Earnings from prior years and from the year in progress of Credicorp’s financial system consolidated group companies that comply with the SBS’s accounting regulations as designated by the SBS;

(d)	Unrealized gains attributable to available for sale investments that meet the conditions designated by the SBS;

(e)	Legal reserves and optional reserves;

(f)	Donations that meet the conditions designated by the SBS;

(g)	Regulatory adjustments that include the following deductions:

(i)	Financial system consolidated group losses from prior years and from the current year as designated by the SBS;

(ii)	Unrealized losses attributable to available for sale investments as designated by the SBS

(iii)	Shortfalls in provisions determined by the SBS;

(iv)	Goodwill resulting from reorganizations or acquisitions;

(v)	Intangible assets, other than those indicated in item (iv);

(vi)	Deferred income tax assets originated due to carryover losses;

(vii)	Deferred income tax assets, net of deferred income tax liabilities, originated due to temporary differences that exceed the threshold established by the SBS;

(viii)
Direct or indirect holding of instruments of capital included in the computation of  CET 1 Capital, which have been issued by the company itself and that are kept in treasury, and instruments owned by the company and included in the computation of CET 1 Capital for which there is a present or contingent obligation to acquire them by virtue of contractual obligations;

(ix)	Investments in equity instruments included in the computation of CET 1 Capital, issued by companies in Peru or abroad that do not belong to the financial system consolidated group;

(x)	For companies using internal models to calculate capital requirements for credit risk, the difference between expected loss and total provisions for credit risk, when this difference is positive;

(xi)	Additional Tier 1 Capital deductions that exceed the Additional Tier 1 Capital additions; and

(xii)
The portion of the difference between regulatory capital and capital requirements that come from elements of CET 1 Capital that do not correspond to controlling interests as calculated according to SBS methodology.

Additional Tier 1 Capital:

(a)	Equity instruments and subordinated debt that meet the conditions of Additional Tier 1 Capital as determined by the SBS;

(b)	Share premium of capital instruments indicated in item (a);

(c)	Regulatory adjustments that include the following deductions from Additional Tier 1 Capital:

(i)
Direct or indirect holding of instruments of capital and/or subordinated debt included in the computation of Additional Tier 1 Capital, which have been issued by the company itself and that are kept in the treasury, and instruments owned by the company and included in the computation of Additional Tier 1 Capital for which there is a present or contingent obligation to acquire them by virtue of contractual obligations;

(ii)
Investments in equity and/or subordinated debt instruments included in the computation of Additional Tier 1 Capital issued by companies in Peru or abroad that do not belong to the financial system consolidated group;

(iii)	Tier 2 Capital deductions that exceed the Tier 2 Capital additions; and

(iv)
The portion of the difference between regulatory capital and capital requirement that comes from elements of Additional Tier 1 Capital that do not correspond to controlling interest as calculated according to SBS methodology.

Tier 2 Capital:

(a)	Equity instruments and subordinated debt that meet the conditions of Tier 2 Capital as determined by the SBS;

(b)	Share premium of capital instruments indicated in item (a);

(c)
For companies within the financial system consolidated group subject to capital requirements for credit risk, the generic loan loss provision up to 1.25% of credit RWAs; or, alternatively, for banks using the internal ratings-based (IRB) method, the generic loan loss provision up to 0.6% of total credit RWAs;

(d)	Regulatory adjustments that include the following Tier 2 net worth deductions:

(i)
Direct or indirect holding of instruments of capital and/or subordinated debt included in the computation of Regulatory Tier 2 Capital, which have been issued by the company itself and that are kept in the treasury, and instruments owned by the company and included in the computation of Tier 2 Capital for which there is a present or contingent obligation to acquire them by virtue of contractual obligations;

(ii)
Investments in equity and/or subordinated debt instruments included in the computation of Tier 2 Capital issued by companies in Peru or abroad that do not belong to the financial system consolidated group; and

(iii)
The portion of the difference between regulatory capital and capital requirement that comes from elements of Tier 2 Capital that do not correspond to controlling interest as calculated according to SBS methodology.

Article 6-A of SBS Resolution No. 03004-2023 sets forth the following limits within regulatory capital:

(a)	Additional Tier 1 Capital must not exceed one-third of CET 1 Capital. The excess above said limit can be included in certain companies as Regulatory Tier 2 Capital.

(b)	Regulatory Tier 2 Capital should not be greater than two-thirds of the Regulatory Tier 1 Capital. The excess over said limit is not in the computation of total regulatory capital.

Insurance System Consolidated Group

Article 7-A of SBS Resolution No. 03004-2023 sets forth the capital requirements for the insurance system consolidated group, which will be equal or greater than the sum of 100% of the insurance system consolidated group capital requirement.

Article 8-B of SBS Resolution No. 03004-2023 states that the capital requirement for companies within the insurance system consolidated group should incorporate:

a)	For supervised companies with capital requirements subject to risk assumed in operation: the sum of capital requirements associated with solvency, guarantee fund, credit risk and additional risks;

b)
For unsupervised companies, the greater of: (i) 10% of third-party assets or (ii) the ratio of third-party assets over total assets multiplied by the sum of paid-in-capital, legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval and retained earnings with capitalization agreements net of current and past years’ losses.

Article 7-B of SBS Resolution No. 03004-2023 states that the insurance system consolidated group regulatory capital is composed of:

(a)	Common stock and perpetual non-cumulative preferred stock;

(b)	Supplementary capital premiums;

(c)	Legal reserves and voluntary reserves;

(d)	Retained earnings with capitalization agreements (that is, earnings that the shareholders or the Board of Directors, as the case may be, have committed to capitalize as common stock);

(e)	Donations that meet the conditions designated by the SBS;

(f)	Equity instruments and subordinated debt that meet the conditions designated by the SBS;

(g)	Regulatory adjustments that include the following deductions:

(i)	Losses from prior years and from the current year;

(ii)	Unrealized losses in available for sale investments, as determined by the SBS;

(iii)	Shortfalls in provisions determined by the SBS;

(iv)	Goodwill;

(v)	Intangible Assets;

(vi)	Investments in equity or subordinated debt instruments, issued by companies that do not form part of the insurance system consolidated group, in Peru or abroad;

(vii)	Additional Tier 1 Capital deductions that exceed the Additional Tier 1 Capital additions;

(viii)
The portion of the difference between regulatory capital and the capital requirement that comes from capital or subordinated debt elements that do not correspond to controlling interest, as calculated according to the SBS methodology; and

(ix)	Unrealized losses due to variations in the mathematical reserve following movements in interest rates, as determined by the SBS.

Financial Group

Article 9 of SBS Resolution No. 03004-2023 sets forth the capital requirements for the financial group. The CET 1 Capital requirement will be equal to or greater than the sum of 45% of the financial group capital requirement plus 100% of combined buffers. The Tier 1 Capital requirement will be equal to or greater than the sum of 60% of the financial system consolidated group capital requirement plus 100% of combined buffers. The total capital requirement will be equal to or greater than the sum of 100% of the financial system consolidated group capital requirement plus 100% of combined buffers. Combined buffers are the sum of the conservation buffer, the economic cycle buffer and concentration risk buffer.

Article 11 of SBS Resolution No. 03004-2023 states that the capital requirement for companies within the financial group should incorporate the sum of capital requirements for financial system consolidated group and the capital requirements for insurance system consolidated group.

Article 10 of SBS Resolution No. 03004-2023 states that the financial system consolidated group regulatory capital is composed of CET 1 Capital, Additional Tier 1 Capital and Tier 2 Capital.

CET 1 Capital:

(a)	Common shares and other capital instruments, as long as they have been paid and comply with the conditions indicated by the SBS;

(b)	Issue premium of common shares and other capital instruments indicated in subparagraph (a);

(c)	Earnings from prior years and from the year in progress of Credicorp’s financial system consolidated group companies that comply with the SBS’s accounting regulations as designated by the SBS;

(d)	Unrealized gains attributable to available for sale investments that meet the conditions designated by the SBS;

(e)	Legal reserves and optional reserves;

(f)	Donations that meet the conditions designated by the SBS;

(g)	Regulatory adjustments that include the following deductions:

(i)	Financial group losses from prior years and from the current year as designated by the SBS;

(ii)	Unrealized losses attributable to available for sale investments as designated by the SBS

(iii)	Shortfalls in provisions determined by the SBS;

(iv)	Goodwill resulting from reorganizations or acquisitions;

(v)	Intangible assets, other than those indicated in item (iv);

(vi)	Deferred income tax assets originated due to carryover losses;

(vii)	Deferred income tax assets, net of deferred income tax liabilities, originated due to temporary differences that exceed the threshold established by the SBS;

(viii)
Direct or indirect holding of instruments of capital included in the computation of CET 1 Capital, which have been issued by the company itself and that are kept in treasury, and instruments owned by the company and included in the computation of CET 1 Capital for which there is a present or contingent obligation to acquire them by virtue of contractual obligations;

(ix)	Investments in equity instruments included in the computation of CET 1 Capital, issued by companies in Peru or abroad that do not belong to the financial group;

(x)	For companies using internal models to calculate capital requirements for credit risk, the difference between expected loss and total provisions for credit risk, when this difference is positive;

(xi)	Additional Tier 1 Capital deductions that exceed the Additional Tier 1 Capital additions; and

(xii)
The portion of the difference between regulatory capital and capital requirements that come from elements of CET 1 Capital that do not correspond to controlling interest, as calculated according to SBS methodology.

Additional Tier 1 Capital:

(a)	Equity instruments and subordinated debt that meet the conditions of Additional Tier 1 Capital as determined by the SBS;

(b)	Share premium of capital instruments indicated in item (a);

(c)	Regulatory adjustments that include the following deductions from Additional Tier 1 Capital:

(i)
Direct or indirect holding of instruments of capital and/or subordinated debt included in the computation of Additional Tier 1 Capital, which have been issued by the company itself and that are kept in the treasury, and instruments owned by the company and included in the computation of Additional Tier 1 Capital for which there is a present or contingent obligation to acquire them by virtue of contractual obligations;

(ii)	Investments in equity instruments included in the computation of CET 1 Capital, issued by companies in Peru or abroad that do not belong to the financial group;

(iii)	Tier 2 Capital deductions that exceed the Tier 2 Capital additions; and

(iv)
The portion of the difference between regulatory capital and capital requirement that comes from elements of Additional Tier 1 Capital that do not correspond to controlling interest, as calculated according to SBS methodology.

Tier 2 Capital:

(a)	Equity instruments and subordinated debt that meet the conditions of Tier 2 Capital as indicated by the SBS;

(b)	Share premium of capital instruments indicated in item (a);

(c)
For companies within the financial system consolidated group subject to capital requirements for credit risk, the generic loan loss provision up to 1.25% of credit RWAs; or, alternatively, for banks using the internal ratings-based (IRB) method, the generic loan loss provision up to 0.6% of total credit RWAs;

(d)	Regulatory adjustments that include the following Tier 2 net worth deductions:

(i)
Direct or indirect holding of instruments of capital and/or subordinated debt included in the computation of Regulatory Tier 2 Capital, which have been issued by the company itself and that are kept in the treasury, and instruments owned by the company and included in the computation of Tier 2 Capital for which there is a present or contingent obligation to acquire them by virtue of contractual obligations;

(ii)	Investments in equity instruments included in the computation of CET 1 Capital, issued by companies in Peru or abroad that do not belong to the financial system consolidated group; and

(iii)
The portion of the difference between regulatory capital and capital requirement that comes from elements of Tier 2 Capital that do not correspond to controlling interest, as calculated according to SBS methodology.

(ii) Other Regulations

The Dodd-Frank Act imposes obligations on swap dealers in respect of swap transactions, including trading relationship documentation and disclosure obligations.

EMIR is a European Union regulation aimed at reducing systemic counterparty risk by increasing transparency of both parties in over-the-counter transactions.

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

In Peru financial institutions, insurance companies and pension funds are regulated by Peruvian Banking and Insurance Law. In general, it provides for loan loss reserve standards, brings asset risk weighting in line with Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (Basel Committee) guidelines, empowers the SBS to supervise financial holding companies, and includes specific treatment of a series of recently developed products in the capital markets and derivatives areas.

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

The article 84 of Chapter 5 of the 1993 Constitution establishes that the BCRP is a legal person of public rights and has autonomy within the framework of its Organic Law. BCRP’s primary role is to ensure the stability of the Peruvian monetary system. According to Article 2 of its Organic Law, the BCRP functions are to regulate Peru’s money supply, manage international reserves, issue bills and coins, and report on national finances. The BCRP’s Board of Directors develops and oversees monetary policy, establishes reserves requirements for entities within the financial system, approves guidelines for the management of international reserves and approves the arrangement of loans that strengthen the balance of payments. All entities within the Peruvian financial system are required to comply with the decisions of the BCRP.

The monetary policy of the BCRP has been conducted under an inflation-targeting scheme since January 2002. The BCRP seeks to anchor inflation expectations through the announcement of an inflation target range of 1% to 3% and makes monetary policy decisions by using a reference rate for the interbank market interest rate. Depending on economic conditions, the BCRP changes its reference interest rate preventively to keep inflation and its expectations in the target range. Once a month, the Board of Directors approves and announces the monetary program through a policy statement which includes a brief description of the recent macroeconomic evolution, the decision about the reference interest rate and rationale behind said decision, as well as interest rates for BCRP operations with the financial system.

The BCRP’s recent rate-cut cycle has reduced the monetary policy interest rate from 7.75% (historical high) to 6.00% in April 2024. The cycle began with a 25 bps cut in September 2023, followed by 5 consecutive cuts of 25 bps each, and another 25 bps cut in April after a pause in March. This occurs after 7 consecutive months where the BCRP kept the policy rate stable at 7.75%.

Before relaxing its monetary policy stance, the BCRP had increased its reference rate from 0.25% in July 2021 to 7.75% in January 2023, as did most Central Banks given the global inflation shock.

The following table summarizes the reference interest rate changes from August 2021 to March 2024:

Changes in BCRP’s reference interest rate (August 2021 – March 2024)
Date Held	Rate
August 2021	0.50%
September 2021	1.00%
October 2021	1.50%
November 2021	2.00%
December 2021	2.50%
January 2022	3.00%

February 2022	3.50%
March 2022	4.00%
April 2022	4.50%
May 2022	5.00%
June 2022	5.50%
July 2022	6.00%
August 2022	6.50%
September 2022	6.75%
October 2022	7.00%
November 2022	7.25%
December 2022	7.50%
January 2023	7.75%
September 2023	7.50%
October 2023	7.25%
November 2023	7.00%
December 2023	6.75%
January 2024	6.50%
February 2024	6.25%
April 2024	6.00%

Additionally, the BCRP is also responsible for managing the liquidity in the financial system so that the interbank rate stays close to the reference rate. Policy instruments include (i) market instruments, (ii) discount window instruments and (iii) reserve requirements.

(i)	Market instruments

To remove liquidity from the financial system

BCRP Deposit Certificates (BCRP CD): BCRP CDs are used to regulate the liquidity of the financial system through the sterilization of banks’ surplus liquidity. They are issued through an auction mechanism for terms of between one month and three years. In January 2024, the aggregate value of outstanding BCRP CDs was S/36.9 billion.

BCRP Adjustable Deposit Certificates (BCRP CDRs): In addition to sterilizing banks’ surplus liquidity, BCRP CDRs target the reduction of depreciation pressures on the USDPEN exchange rate as the certificate is readjusted subject to the variation in the exchange rate between the issue date and maturity date. The aggregate outstanding value of BCRP CDRs declined from S/7.8 billion in February 2021 to zero in October 2022. As of January 2024, the aggregate value of outstanding BCRP CDRs was S/295 millions.

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

 BCRP Deposit Certificates at variable rate (BCRP CDVs): The yield of BCRP CDVs is subject to adjustment based on the reference interest rate or the overnight interbank index, as determined by the BCRP. BCRP CDVs are used to sterilize liquidity in an environment of high uncertainty about future interest rates that reduces BCRP CD demand. Because of the current macroeconomic scenario of high inflation and high interest rates, the instrument has been used intensively since August 2021. Since June 2023, there are no BCRP CDVs outstanding.

BCRP Term-deposits (BCRP DPs): BCRP DPs were created in 2010 in a context of significant short-term capital inflows to remove liquidity from the system when it replaced the issuance of BCRP CDs with terms of one month or less with BCRP DPs. In February 2024, the aggregate value of outstanding BCRP DPs was S/9.1 billion.

To inject liquidity into the financial system

Reverse-repo: Through reverse repurchase agreements (repos), the BCRP can buy from financial system entities, with the commitment that those entities repurchase on an agreed date, all the CDs issued by the BCRP, treasury notes and treasury bonds issued in Soles. This is done through an auction mechanism and the regular terms of these transactions are between one business day and one week. Since 2008, reverse-repo transactions in US Dollars have been authorized as a way to inject liquidity in US Dollars. In April 2020, pension funds were authorized to participate in these transactions in the case of securities issued by the Republic of Peru that are registered in CAVALI. In January 2024, the value of outstanding reverse-repos was S/7.9 billion, which is 28% less than in December 2023.

Credit-repo transactions: In April 2009, the BCRP was authorized to purchase credit portfolios temporarily represented in securities. In May 2020, the Peruvian government, through Legislative Decree No. 1508, created a program for the guarantee of credit portfolios of financial entities to provide liquidity support. The size of the program was S/7 billion and could be expanded up to an additional 20%. Under this framework, in May 2021, through Circular No. 011-2021-BCRP, the BCRP created credit-repo transactions with a government guarantee for liquidity support. The value of outstanding credit-repo transactions in January 2024 was S/6.3 billion.

Government-backed credit repo transactions: Government-backed credit repo transactions were established under the Reactiva Peru Program framework in April 2020. In these transactions, the entities involved (banks and other financial companies) sell to BCRP securities representatives of credits guaranteed by the Peruvian government, receive Soles and, at the same time, agree to repurchase those securities at a future date. The BCRP determines the rate it will charge for the funds and the allocation variable is the maximum interest rate that entities are willing to charge for these guaranteed credits. The BCRP adjudicates the auctioned funds starting with the bids that have the lowest rate. In this way, it encourages lower credit rates that are ultimately determined through market mechanisms. The outstanding value of government-backed credit Repo transactions reached a peak of S/50.7 billion in December 2020 and has decreased since then to S/4.5 billion in January 2024.

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

Currency repos: Since March 2007, the BCRP has been allowed to use currency repos to inject liquidity in soles against US Dollar delivery. Through these transactions, the BCRP temporarily purchases dollars from financial institutions that commit to repurchase them at a future date. Since April 2011, this instrument has also been used to inject liquidity in Dollars. Aggregate outstanding currency repos in January 2024 totaled S/187 million. To accelerate the de-dollarization process, in December 2014, the BCRP established two new types of currency repos: (1) Repo – Expansion, which would provide liquidity in local currency to financial institutions for an amount up to 20% of such institution’s Total Liabilities Subject to Reserve Requirements (TOSE by its Spanish Initials) in US Dollars, and under no circumstance could the median reserve requirement decrease below 25%; and (2) Repo – Substitution, which would provide local currency to financial institutions at spot foreign exchange prices to finance the re-denomination of their loans in US Dollars. The outstanding amount of both instruments has been zero since 2019.

Interest rate swaps: Interest rate swaps were launched to empower the transmission of monetary policy and incentivize the expansion of long-term credit. The BCRP can carry out these transactions via auction or direct placements with terms between 3 and 7 years. Through these derivatives, the BCRP assumes the commitment to pay a variable interest rate in exchange for the financial entity’s commitment to pay a fixed interest rate. Thus, the BCRP provides the financial system entities a hedging instrument for future interest rates hikes, which then incentivizes them to make long term loans. The aggregate outstanding amount of these transactions has been zero since September 2023.

Reduce FX volatility

Buy-sell US$ in the spot market: The BCRP intervenes in the exchange rate market at its discretion to reduce PEN volatility. These interventions are sterilized by other monetary operations to keep the interbank interest rate around the reference level. In 2022, the BCRP sold US$1.2 billion in the spot market, equivalent to 10% of 2021 net sales, with the intervention concentrated in the second half of 2022. In 2023, the monetary authority barely intervened in the spot market selling US$81 million, while in 2024, as of February 16, it has sold US$223 million.

FX swaps: Foreign exchange swaps were initiated in 2014 to reduce exchange rate volatility generated by pressures in the derivatives market. With an FX swap sell, the BCRP provides exposure to the exchange rate by committing to pay a fixed rate in foreign currency plus the exchange rate variation, in exchange for receiving an interest rate in domestic currency that can be variable or fixed. With this transaction, the parties typically exchange only net payments rather than the full nominal amounts. As of January 2024, the BCRP’s stock of FX swaps sell has increased to S/50.0 billion, compared to S/45.2 billion at the end of 2023 and S/38.1 billion at the end of 2022.

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

Purchase of Treasury bonds in domestic currency: Initially, in November 2022, when they started buying treasury bonds, the objective was to reduce its volatility caused by uncertainty in global financial markets and the sales by pension funds due to the withdrawal of pension fund accounts approved by Peru’s congress. Now, it is also used as a mechanism to inject liquidity. According to the December 2023 BCRP inflation report, the amount of net sovereign bonds purchases as of December 21 was S/4.5 billion, below the legal limit of 5% of the monetary base of the previous year (S/4.7 billion).

Overnight deposits: Overnight domestic and foreign currency deposits (deposits repaid the next business day) of financial entities were established in 1998 and are used to remove the excess liquidity at the end of the day. The daily average of overnight deposits by financial institutions in 2023 was S/532 million in domestic currency and US$1,720 million.

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

The reserve requirement is the larger amount between: (i) the rate that results from a marginal reserve rate of 25% over the increase of TOSE with respect to July 2021 and (ii) the rate that results from applying the minimum legal reserve rate of 6.0% from May 2022. Banks can have excess funds which the BCRP remunerates. By December 2023, the average effective reserve requirement ratio for domestic currency was 6.1% (2022: 6.2%, 2021: 5.1%).

Regarding reserve requirements in foreign currency, according to the BCRP, in a context of partial dollarization, this tool has constituted an important support for financial system liquidity as its rate is higher than the one in domestic currency, due to the greater liquidity risk implied by intermediation in foreign currency. Since July 2018, the marginal rate has been 35%. Furthermore, to reduce credit dollarization, the BCRP imposes additional US dollar reserve requirements on financial institutions based on limits to the credit balance in US dollars for total credit, as well as mortgage and vehicle loans. This was suspended between April 2020 and April 2021. Additionally, in June 2023 the reserve rate for obligations with terms less than two years with foreign financial entities was increased from 9% to 35% starting July 2023, while the additional reserve requirements corresponding to the evolution of total loans in foreign currency were updated. Thus, by December 2023, the average effective reserve requirement ratio for foreign currency was 35.7% (2022: 34.7%, 2021: 34.5%).

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

Peruvian Consumer Protection Authority (INDECOPI)

INDECOPI regulates the protection of the consumer’s rights in the Peruvian Consumer Protection Code. INDECOPI has the authority to issue fines to financial institutions if they violate the laws and regulations regarding protection of the consumer rights.

Peruvian Data Privacy Authority (ANPDP)

The ANPDP regulates the protection of personal data in Peru. The primary governing regulation for the ANPDP is Peruvian Data Privacy Law. ANPDP has the authority to issue fines to financial institutions that violate the laws and regulations regarding personal data protection.

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

Financial institutions must obtain the SBS’s authorization before beginning operations. BCP Stand-alone and Mibanco are each classified as a universal bank, Grupo Pacífico is classified as an insurance company and Prima AFP is classified as a pension fund company.

Universal Banks

A universal bank, or bank, is defined by Peruvian Banking and Insurance Law as an enterprise whose principal business consists of (i) receiving money from the public, whether by deposits or by any other form of contract, and (ii) using such money (together with the bank’s own capital and funds obtained from other sources) to grant loans or discount documents, or in operations that are subject to market risks.

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

Peruvian branches of foreign banks enjoy the same rights and are subject to the same obligations as Peruvian universal banks. Multinational banks, with operations in various countries, may perform the same activities as universal Peruvian banks, although their foreign activities are not subject to Peruvian regulations. To carry out banking operations in local Peruvian markets, multinational banks must maintain capital in Peru of at least the minimum amount that is required for Peruvian banks. For more information about banks’ capital requirements, please see “ITEM 4. INFORMATION ON THE COMPANY – (6) Supervision and regulation – (i) Peruvian Commercial Banks Regulation - BCP Stand-alone and Mibanco – Capital adequacy requirements and ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.B Liquidity and Capital Resources”.

Those universal banks that violate the Peruvian Banking and Insurance Law and its underlying regulations may be subject to administrative sanctions and criminal penalties. Additionally, the SBS and the BCRP have the authority to issue fines to financial institutions and their directors and officers if they violate the laws or regulations of Peru, or their own institutions’ byelaws.

Insurance companies

Since the Peruvian insurance industry was deregulated in 1991, insurance companies have been authorized to conduct all types of operations and to enter into all forms of agreements that are needed to offer risk coverage to customers. Insurance companies may also invest in financial and non-financial assets in order to maintain liquidity and capital requirements to pay their clients when claims occur.

Peru’s Law No. 26702 and Law No. 29946, Ley del Contrato de Seguro (the “Peruvian Insurance Contract Law”), which are discussed below, are the main laws governing insurance companies and insurance in Peru. The SBS is the government agency charged with the supervision and regulation of all insurance companies. The incorporation of an insurance company requires prior authorization from the SBS. Also, the SMV supervises and regulates insurance companies through Peru’s Law No. 26126 and its amendments.

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

In September 2013, the SBS established a tender process for the exclusive right to manage a collective insurance policy for D&S and burial expenses of the PPS as part of its reform.

Peruvian insurance companies must submit regular reports to the SBS concerning their operations. In addition, the SBS conducts on-site reviews on an annual basis, primarily to evaluate compliance with solvency margin, reserve and investment requirements, and rules governing the recognition of premium income. If the SBS determines that a company is unable to meet the solvency margin or technical reserve requirements or is unable to pay claims as they become due, it may either liquidate the company or permit it to merge with another insurance company.

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

Pension Funds

The operations of pension funds in Peru are regulated by the Unified Text of the Private System for the Administration of Fund Act, approved by Supreme Decree No. 054-97-EF, and modified by Law No. 29903, which has been in force in Peru since August 2013.

Under Peruvian legislation, AFPs must have only one business activity: managing pension funds through individual capitalization accounts, sourced by mandatory and/ or voluntary contributions. AFPs must also provide benefits for retirement, disability, and survivorship and finance funeral expenses.

Finance companies

Under Peruvian Banking and Insurance Law, finance companies are authorized to carry out the same operations as banks, except for (i) issuing loans as overdrafts in checking accounts and (ii) participating in derivative operations. These operations can be carried out by finance companies only if they fulfill the requirements stated by the SBS.

Other financial institutions

The Peruvian financial system has a number of less significant entities that may provide credit, accept deposits or otherwise act as financial intermediaries on a limited basis. Leasing companies may specialize in financial leasing operations where goods are leased over the term of the contract and in which one party has the option of purchasing the goods at a predetermined price. Savings and loans associations or cooperatives may accept certain types of savings deposits and provide other similar financial services.

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

(iii)	Peruvian Commercial Banks Regulation - BCP Stand-alone and Mibanco

Management of operational risk requirements

SBS Resolution No. 37-2008, Reglamento de la Gestión Integral de Riesgos (Risk Management Regulation), which had set forth the guidelines for enterprise risk management, was replaced by SBS Resolution No. 272- 2017, Reglamento de Gobierno Corporativo y de la Gestión Integral de Riesgos (the “Corporate Governance and Risk Management Regulation”), which introduced the following guidelines regarding risk management:

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
Liquidity risk may be understood as the possibility of losses due to anticipated or forced sale of assets at unusual discounts for the company to meet its obligations, as well as not being able to close open positions or cover positions in sufficient quantity. Before this modification, liquidity was understood as the possibility of losses caused by the failure to comply with the financing requirements and the application of funds arising from the mismatches of cash flows requirements.

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

In evaluating operational risks and potential consequences, we mainly assess risks related to critical processes, critical suppliers, critical information assets, technological components, new products and significant changes to our services and channels. To support the operational risk management process, we have developed a Business Continuity Management (BCM) discipline, which involves the implementation of continuity plans for critical business processes, incident management, and training and testing. In addition, our methodology and data processing team has developed procedures to register, collect, analyze, and report operational risk losses using advanced models for operational risk capital allocation. We also have monitoring and reporting procedures that are designed to monitor KRIs and other performance metrics.

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

Capital adequacy requirements

Capital adequacy requirements applicable to our banking subsidiaries are set forth in Peru’s Law No. 26702. This law frames the adequacy process towards Basel III, which is a comprehensive set of reform measures and guidelines to strengthen the regulation, supervision and risk management of the banking sector. Capital adequacy requirements are also included in Peruvian GAAP guidelines. Financial institutions are required to hold regulatory capital that is greater than or equal to the sum of (i) 10% of credit RWAs and (ii) 10 times the amount required to cover market and operational risks.

Since July 2009, Peruvian financial institutions generally have applied a standardized approach to calculate their capital requirement related to credit, market, and operational risk. As an alternative to the standardized approach, financial institutions may request authorization from the SBS to use internal models for calculating the reserve amount associated with any of these three risks. If the amount of an institution’s reserve requirements would be higher using the standard model than it would be using the authorized Internal Models Method, then the institution will have to maintain between 80% and 95% of the standard amount during a phase-in period. Even after the phase-in period, institutions using an Internal Models Method are subject to regulatory capital floors.

On July 20, 2011, the SBS issued SBS Resolution No. 8425-2011, which established the methodologies and the implementation schedule of additional capital requirements consistent with certain aspects of Basel III. The additional capital requirements include requirements to cover concentration, excessive interest rate risk in the banking book and systemically important risk. Additionally, pro-cyclical capital requirements were established. These additional requirements were fully implemented in July 2016.

SBS Resolution No. 8548-2012, adopted in 2012, modified the regulatory capital requirements for credit RWAs in SBS Resolution No. 14354-2009 and established a schedule for implementing the modifications.

On February 24, 2016, the SBS issued Resolution 975-2016 (the “Subordinated Debt Regulation”), which aims to improve the quality of banks’ total regulatory capital and align Peruvian regulation towards Basel III by modifying:

•	The characteristics that subordinated debt must meet to be considered in the calculation of total regulatory capital; and

•	The calculation of RWAs.

Under the Subordinated Debt Regulation, subordinated debt issued prior to the regulation that did not meet the requirements should be recognized as total regulatory capital, according to the following:

•
Tier 1 subordinated debt: as of January 2017, and for 10 years following, Tier 1 subordinated debt is subject to a 10% discount. However, the amount not included in the computation of Tier 1 Regulatory Capital may be computed as a Tier 2 instrument if it has a residual maturity equal to or greater than 15 years.

•
In November 2019, BCP Stand-alone redeemed the total amount of its Tier 1 subordinated debt issuance (issued in 2009) totaling US$250 million. Thus, as of December 2019, neither Tier 1 nor Tier 2 of BCP’s regulatory capital was comprised of non-compliant Tier 1 subordinated debt.

•
Tier 2 subordinated debt: during the five years prior to maturity, the principal balance will be discounted by 20%. In the year prior to its maturity, the Tier 2 subordinated debt will not be considered in the calculation of Tier 2 Capital. This treatment did not change compared to previous regulations. As a result, Tier 2 subordinated debt issued previous to the rule was grandfathered.

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

SBS Resolution No. 4280-2018, adopted in October 2018, modified the risk weight applied to intangibles (excluding goodwill) to speed up the increase in this risk weight towards 100%, with the purpose of closing the regulatory gap with Basel III guidelines, which require intangibles to be fully deducted from core capital measurements.

In March 2020, as the scale of the global COVID-19-induced economic shock became apparent, the SBS passed Resolution 1264-2020, which suspended the countercyclical capital requirements for the banking system, unlocking a significant capital buffer for local banks that was built during the last several years to prevent a credit contraction.

As some of the restrictions and consequences due to COVID-19 continued in early 2021, Presidential Urgent Decree No. 037-2021 was approved in March 2021. The minimum global capital ratio, which is the minimum requirement mandated by the regulator, was temporarily reduced from 10% to 8%. This gave an additional buffer to financial institutions until the economic outlook started presenting stronger signs of improvement. A similar decree ordered the minimum global capital ratio to be lifted back to 10% in March 2022.

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

The same decree also extended the temporary reduction of the minimum global capital ratio and contemplated whether to raise it again to 8.5% beginning September 2022, 9.0% beginning March 2023, 9.5% beginning September 2023 and finally back to 10% in March 2024.

In March 2022, Legislative Decree 1531 was passed by the Government, revising the regulatory capital definition rules in Banking Law 26702. Changes were aimed at better compliance with the standards established by Basel III. The new regulatory capital framework defines three minimum requirement limits: CET1 Capital at 4.5%, Tier 1 Capital at 6.0% and total regulatory capital at 10%.

Among other changes, Legislative Decree 1531 changed the definition of regulatory capital to the following:

CET 1 Capital:

(a)	Common shares and other capital instruments, as long as they have been paid and comply with the conditions indicated by the SBS;

(b)	Issue premium of common shares and other capital instruments indicated in subparagraph (a);

(c)	Earnings from prior years and from the year in progress, in accordance with the provisions of the SBS;

(d)	Unrealized gains, as designated by the SBS;

(e)	Legal reserves and optional reserves;

(f)	Donations that meet the conditions designated by the SBS;

(g)	Other elements defined by the SBS by means of a general rule; and

(h)	Regulatory adjustments that include the following deductions:

(i)	Losses from prior years and from the current year;

(ii)	Unrealized losses, as allowed by the SBS;

(iii)	Shortfalls in provisions determined by the SBS;

(iv)	Goodwill resulting from reorganizations or acquisitions;

(v)	Intangible assets, other than those indicated in item (iv);

(vi)	Deferred income tax assets originated due to carryover losses;

(vii)	Deferred income tax assets, net of deferred income tax liabilities, originated due to temporary differences that exceed the threshold established by the SBS;

(viii)	Investments in equity instruments included in the computation of CET 1 Capital issued by companies in the financial or insurance system, in Peru or abroad; and

(ix)	Others defined in Legislative Decree 1531.

Additional Tier 1 Capital:

(a)
Common shares and other capital instruments, as long as they have been paid, and subordinated debt that meet the conditions indicated by the SBS (with subordinated debt instruments required to comply with the provisions of article 233 of Legislative Decree 1531);

(b)	Issue premium of common shares and other capital instruments indicated in subparagraph (a);

(c)	Other elements defined by the Superintendency by means of a general rule; and

(d)	Regulatory adjustments that include the following deductions from Additional Tier 1 Capital:

(i)
Direct or indirect holding of instruments of capital and/or subordinated debt included in the computation of Additional Tier 1 Capital, which have been issued by the company itself and that are kept in the treasury, and instruments owned by the company and included in the computation of Additional Tier 1 Capital for which there is a present or contingent obligation to acquire them by virtue of contractual obligations;

(ii)	Investments in equity and/or subordinated debt instruments included in the computation of Additional Tier 1 Capital issued by companies in the financial or insurance system, in Peru or abroad.

(iii)
Equity instruments and subordinated debt eligible for Additional Tier 1 Capital, issued by companies with which a company consolidates financial statements, including certain holding companies and subsidiaries, in accordance with rules established by the SBS;

(iv)	The amount of the items that must be deducted from Tier 2 effective equity that exceed the limit of such effective level 2 assets; and

(v)	Other deductions determined by the SBS through a general regulation.

Regulatory Tier 2 Capital, which includes the following elements:

(a)
Common shares and other capital instruments, as long as they have been paid, and subordinated debt not included in the Regulatory Tier 1 Capital, which meet the conditions indicated by the SBS (with subordinated debt instruments required to comply with the provisions of article 233 of Legislative Decree 1531);

(b)	Issue premium of common shares and other capital instruments indicated in subparagraph (a);

(c)
For banks using the SBS standardized approach method, the generic loan loss provision up to 1.25% of credit RWAs; or, alternatively, for banks using the internal ratings-based (IRB) method, the generic loan loss provision up to 0.6% of total credit RWAs (pursuant to Article 189 of Law No. 26702);

(d)	Other elements defined by the SBS by means of a general rule; and

(e)	Regulatory adjustments that include the following Tier 2 net worth deductions:

(i)
Direct or indirect holding of instruments of capital and/or subordinated debt included in the computation of Regulatory Tier 2 Capital, which have been issued by the company itself and that are kept in the treasury, including instruments owned by the company and included in the computation of Tier 2 Capital for which there is a present or contingent obligation to acquire them by virtue of contractual obligations;

(ii)	Investments in equity and/or debt instruments included in the computation of Regulatory Tier 2 Capital, issued by companies in the financial or insurance system, in Peru or abroad;

(iii)
Equity instruments and subordinated debt included in the computation of Regulatory Tier 2 Capital, issued by companies with which a company consolidates financial statements (including holding companies), and subsidiaries (including certain holding companies and subsidiaries), in accordance with rules established by the SBS; and

(iv)	Other deductions determined by the SBS through a general regulation.

Legislative Decree 1531 also provides that the following limits apply when calculating regulatory capital:

1. Additional Tier 1 Capital must not exceed one-third of CET 1 Capital. The excess above said limit may include certain holding companies as Regulatory Tier 2 Capital.

2. Regulatory Tier 2 Capital should not be greater than two-thirds of the Regulatory Tier 1 Capital. The excess over said limit is not included in the computation of total regulatory capital.

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

o
The conservation buffer was first introduced in local regulation. This buffer requires maintaining an additional capital of 2.5% of RWAs and it should be covered by CET 1 Capital. This requirement will have a transition phase of four years through December 2026.

o	Domestic systemically important capital requirement and countercyclical capital requirements (when activated) should be covered with CET 1 Capital.

•	SBS Resolution No. 03953-2022 defined additional capital requirements. These requirements were maintained from previous regulation and should be covered with Regulatory Tier 2 Capital.

•	SBS Resolution No. 03950-2022 defined the new subordinated debt regulation. No material changes were introduced compared to the previous regulation (SBS Resolution No. 975-2016).

In June 2023, the SBS published Resolution 02192-2023, which modified the schedule of solvency requirements established by Resolution 3952-2022 and proposed the new following schedule4:

•	Minimum Common Equity Tier 1 (CET 1): in January 2023 to 3.825%, in April 2023 to 4.05%, in March 2024 to 4.275% and in September 2024 to 4.5%.

•	Minimum Tier 1 Capital: in January 2023 to 5.1%, in April 2023 to 5.4%, in March 2024 to 5.7% and in September 2024 to 6%.

•	Minimum Regulatory Capital: in January 2023 to 8.5%, in April 2023 to 9%, in March 2024 to 9.5% and in September 2024 to 10%.

•	Minimum Regulatory Capital: in January 2023 to 8.5%, in April 2023 to 9%, in March 2024 to 9.5% and in September 2024 to 10%.

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

The SBS may initiate surveillance of a financial institution when the financial institution breaches certain material obligations or the overall financial stability of the institution becomes at risk. Surveillance could last for a period of up to 45 days, which may be renewable once for the same period of time. Within seven business days from the date on which the surveillance is commenced by the SBS against a financial institution, the institution must propose a recovery plan that, if approved by the SBS, should be expected to bring the financial institution to financial stability.

4 These requirements do not consider the conservation buffer, domestic systemically important buffer, countercyclical buffer, or additional capital requirements detailed in resolutions No. 03954-2022 and No. 03953-2022.

To the extent that a financial institution subject to surveillance by the SBS breaches the recovery plan approved by the SBS or otherwise becomes subject to intervention, the SBS must issue a public resolution stating that such financial institution has been intervened by the SBS.

Upon the publication of the SBS intervention resolution, the financial institution is subject to an automatic stay, protecting the assets of the intervened company, which is no longer allowed to operate and the SBS is granted the ability to administer and dispose of part or all of the assets and liabilities of such company. Hence, the following actions are temporarily suspended: (i) collection of debts (judicially or administratively); (ii) execution of any judicial order; (iii) creation of liens; and (iv) making payments, advances or offsetting debts (though the statute regulates some specific cases where offsetting is admitted during the stay).

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

Once the dissolution of the financial institution is declared by a resolution issued by the SBS, the settlement process begins, and all payments are made in accordance with the payments priority provided in the Peruvian Banking and Insurance Law: (a) wages and social benefits of the bank’s employees, (b) return of saving deposits (the portion not covered by the Deposit Insurance Fund), (c) tax obligations and (d) the rest of the obligations under general rules of payment.

Liens created against bank’s assets survive the dissolution, but the following rules apply:

1.	Each encumbered asset is sold separately;

2.	The proceeds of the sales are deposited separately from the rest of the bank’s assets to preferentially pay the secured obligations;

3.
If the wages and social benefits of the bank’s employees are fully paid with the rest of the company’s assets, the proceeds described in clause (2) above are used to pay the secured obligations; otherwise, they are used to complete such payments, reducing pro-rata the amount available for payment of secured obligations;

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

The limit on credit that may be extended to any single borrower varies according to the type of borrower and the collateral received. The credit limit for any Peruvian borrower is 10% of a bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law No. 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2021, 2022 and 2023, the 10.0% unconsolidated credit limit per borrower of BCP Stand-alone for unsecured loans was S/2,277.2 million, S/2,336.4 million and S/2,679.3 million, respectively. As of December 31, 2021, 2022 and 2023, the 30.0% credit limit for secured loans was S/6,831.6 million, S/7,009.3 million and S/8,037.8 million, respectively.

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

The interest rate cap will be calculated semi-annually based on the interest rates of consumption loans in the financial system between two and seven months prior to its validity. For the period between November 2022 and April 2023, the annual interest rate cap stood at 87.91% in domestic currency and 68.27% in foreign currency.

Portfolio classification requirement

In order to comply with the SBS regulation, we have a loan portfolio classified in accordance with SBS Resolution No. 11356-2008, which became effective as of July 1, 2010. For this reason, a bank’s portfolio is classified into eight different categories: corporate, large companies, medium-sized companies, small companies, micro-companies. Commercial, consumer revolving, non-renewable consumer and residential mortgage loans.

Related party transactions requirements

The Peruvian Banking and Insurance Law regulates transactions between financial institutions and related parties or affiliates. The SBS and the SMV have also enacted regulations that define indirect ownership, related parties and economic groups to limit transactions with related parties and affiliates. These regulations also provide standards for the supervision of financial and mixed conglomerates formed by financial institutions.

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

Risk rating requirements

Law No. 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity, and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. In September 2023, the Moody’s Local PE Clasificadora de Riesgos S.A. and Apoyo y Asociados Internacionales S.A.C. rating agencies, affirmed their respective “A+” risk rating for BCP Stand-alone. In September 2023, both rating agencies affirmed their “A” risk rating for Mibanco. As of December 2023, BCP Stand-alone and Mibanco maintained the risk rating of “A+” and “A”, respectively, with both rating agencies.

Deposit insurance fund

The Peruvian Banking and Insurance Law provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Deposit Insurance Fund for individuals, associations, not-forprofit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated and based on the type of deposits accepted by the entity and the risk classification of such entity, as rated by the SBS and at least two independent risk-rating agencies. The annual premium, as, begins at 0.45% of total funds on deposit and increases to 1.45%, which is applicable to banks in the highest risk category. BCP Stand-alone and Mibanco are currently classified in the lowest risk category and pay the 0.45% set by SBS Resolution No. 0657-99.

The maximum amount that a customer is entitled to recover from the Deposit Insurance Fund is S/122,420.00 for the period starting from March 2024 until May 2024.

(iv)	Peruvian Insurance Companies Regulation - Grupo Pacífico

Solvency requirements

Under Law No. 26702, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin calculations consider the amount of premiums written and losses incurred during a specified period prior to the date of the calculation.

Insurance companies must also maintain solvency equity, which must be greater than (i) the solvency margin and (ii) the minimum capital requirement, as established by law. The required amount of solvency equity is recalculated at least quarterly. If an insurance company has outstanding credit risk operations, part of the solvency equity must be set aside for its coverage.

Legal reserve requirements

Peruvian law also requires that all insurance companies establish a legally guaranteed reserve for policyholders by setting aside 10% of income before taxes until the reserve reaches at least 35% of paid-in capital.

Technical reserve requirements

Under Law No. 26702 and regulations issued by the SBS, Peruvian insurance companies must establish technical reserves. Law No. 26702 also requires insurance companies to create a reserve for incurred but not reported (IBNR) claims that are reflected as a liability in their consolidated financial statements. Reserves for IBNR claims are estimated by using generally accepted actuarial reserving methods. See Note 3(e) to our consolidated financial statements. Finally, Grupo Pacífico is required by the SBS to establish pre-event reserves for the risk of catastrophes, which, in accordance with IFRS principles, are not considered in our financial statements. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – (6) Lines of Business (LoBs) – 6.3 Insurance & Pensions – (i) Grupo Pacífico”.

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

Investment requirements

Under Law No. 26702 and SBS Resolution No. 1041-2016, the total amount of an insurance company’s solvency equity and technical reserves must be permanently supported by diversified assets, which may not be pledged or otherwise encumbered. The investment regulations further state that deposits in and bonds of a single financial institution together cannot exceed 7% of the total of an insurer’s solvency equity and technical reserves combined. In general, no more than 15% of an insurance company’s combined solvency equity and technical reserves may be invested in instruments (including stocks and bonds) issued by a company or group of companies. In order for an insurance company to invest in non-Peruvian securities, the securities must be rated investment grade by an internationally recognized credit rating agency and the asset class must be authorized by Peruvian SBS regulations. Securities owned by insurance companies must be registered in the Public Registry of Securities of Peru or the comparable registry of their respective country.

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

Minimum capital requirements

SBS authorization is required for an AFP to begin operations. Peruvian law requires a minimum capital requirement, paid in cash by shareholders. There are certain limitations on the ownership and transfer of AFP shares. Additionally, Peruvian law requires that companies maintain a legal reserve funded with 10% of their net profit until the reserve reaches the equivalent of 20% of their share capital.

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

The SBS requires that AFPs ensure a minimum yield. Part of the guarantee is the obligatory reserve requirement, which is paid with resources belonging to the AFPs. The amount depends on the assets in the portfolio, but it is approximately 1% of the AFP’s funds under management.5

PPS Reforms

PPS Reform and changes of the PPS between 2012 and 2017

Since 2012, the Private Pension System has undergone several reforms and changes by the Peruvian government and its regulators. The most relevant changes from 2012 to 2017 included the following:

◾
In 2012, a tender process held every 24 months was incorporated, in which the AFP that offers the lowest management fee wins the tender. As a result, new workers who enter the PPS become members of the tender holder and remain in it for at least 24 months.

◾
In 2014, new local and foreign investment regulations made the PPS registration process for new investment securities more flexible, allowing AFPs to make non-complex investments and use derivatives instruments under certain restrictions without authorization from the SBS.

◾
In 2015, SBS Resolution No. 5540-2015 was published to regulate the new Fund Type Zero, which is mandatory for participants from the age of 65 and up who opt for a statutory retirement pension. The Fund Type Zero became effective on April 1, 2016, and invests only in national currency short-term instruments and debt securities.

◾
In April 2016, Peruvian Law No. 30425 (further modified by Law No. 30478) was passed and came into force in Peru. Among the most relevant changes, the law allows affiliates to: (i) withdraw up to 95.5% of their pension funds when they reach the age of 65 (retirement age); (ii) use up to 25% of their pension funds as the down payment or amortization of a mortgage loan used to buy a first house; and (iii) in the case of affiliates with a terminal illness, withdraw up to 50% of their pension funds. The new law also extended the Special Regime of Early Retirement until December 31, 2018, for affiliates who had been unemployed for at least 12 months. The Regime applies to men and women who are at least 55 and 50 years old, respectively, and pensioners who choose the retirement program.

5Since 2024, the net reserve fund profitability will be calculated by multiplying the total equity quotas for each fund by the following percentage: Fund 0 (0.70%), Fund 1 (0.85%), Fund 2 (1.00%) and Fund 3 (1.15%)

o	In 2017, BCRP raised the foreign investment limit to 46% for pension funds to encourage AFPs to diversify their investments.

For further detail please refer to Credicorp’s previous 2019 20-F document, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (9) Supervision and Regulation – 9.5 Prima AFP”.

Changes to PPS in 2018

Between February and September 2018, the BCRP raised the foreign investment limit for pension funds by 0.5 percentage points per month until it reached the 50% limit set by the SBS.

In 2018, the withdrawals of funds in Prima AFP totaled approximately S/2,992 million.

Changes to PPS in 2019

On April 3, 2019, Peru’s congress permanently approved the Special Regime of Early Retirement for affiliates with a minimum age of 55 years old for men and 50 years old for women, who are unemployed for at least 12 consecutive months and prove an income of less than S/29,400 (7 UIT), to receive independent employment (4th category) income during their unemployment period. These modifications were promulgated by Peruvian Law No. 30939.

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

Changes to PPS in 2020

In 2020, the Peruvian government and congress took measures to provide liquidity to affiliates by allowing them to draw down their funds. These measures had an impact on funds under management and on income at the AFP in 2020 and 2021.

Changes to PPS in 2021

On May 7, 2021, Law No. 31192 was published, which authorized affiliates of the Private Pension Fund Administration System to withdraw up to S/17,200 from their funds.

On August 6, 2021, Law No. 31332 was published, which reduced the age to access early retirement for men from 55 to 50.

Changes to PPS in 2022

On May 20, 2022, Law No. 31478 was published, which authorized affiliates of the Private Pension Fund Administration System to withdraw up to S/18,400 from their funds.

Changes to PPS in 2023

On January 13, 2023, Law No. 31670 was published, which established a new option for retirement based on a minimum pension and created incentives to increase voluntary contributions. This new voluntary pension modality allows the affiliate to set a target pension for their retirement, which must be higher than the basic consumer basket, determined by the Peruvian National Institute of Statistics and Information (INEI).

On February 16, 2023, Law No. 31690 was published to allow employers to restructure the debt generated by not making their employee’s pension contributions.

On June 23, 2023, Resolution No. 02186-SBS was published, which modified the methodology to calculate the legal reserve requirement. The new methodology multiplies the assets under management of each type of fund by a fixed factor (based on the level of risk of each fund) to calculate the amounts of legal reserve requirement. The fixed factor for Fund 0 is 0.70%, for Fund 1 is 0.85%, for Fund 2 is 1.00% and for Fund 3 is 1.15%.

On October 6, 2023, Law No. 31888 was published, similar to Law No. 31690, but applicable to public entities.

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

Peruvian Investment Management & Advisory Regulation - Credicorp Capital Peru

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

Pursuant to Supreme Decree No. 29894, in May 2009, the ASFI was vested with the authority to regulate the Bolivian banking system. The ASFI also supervises brokerage and mutual fund management activities that Credicorp Ltd. conducts through BCP Bolivia’s affiliates, Credibolsa and Credifondo. These affiliates operate under Securities Markets Law No. 1834, enacted on March 31, 1998. Additionally, the Central Bank of Bolivia (Banco Central de Bolivia or BCB by its Spanish initials) regulates financial intermediation and deposit activities, determines monetary and foreign exchange policy, and establishes reserve requirements on deposits.

Regulation of Bolivian Financial Institutions

Until November 2013, the Bolivian banking system operated under the Law of Banks and Financial Entities (Law No. 1488), enacted on April 14, 1993, and later modified by Law No. 3076 on June 20, 2005. On August 21, 2013, the Bolivian government enacted a new Banking Law (Law No. 393), which became effective on November 21, 2013. This new law envisions a more active role of government in the financial services industry and emphasizes the social objective of financial services.

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

In 2012, the Bolivian government imposed an additional income tax of 12.5% on earnings before taxes, which applied to all financial institutions with a ratio of earnings before taxes to equity in excess of 13%. The additional income tax rate was subsequently increased to 22% in December 2015 and to 25% in March 2017, and was made applicable to all financial institutions with a ratio of earnings before taxes to equity in excess of 6%. Starting in 2021, the additional income tax applies also to Crediseguro, Credibolsa and Credifondo.

In 2013, Supreme Decree No. 1842 set interest rate caps for social housing loans ranging from 5.5% to 6.5%, and for loans to productive sectors (agriculture, tourism, manufacturing, etc.). The Decree established loan quotas pursuant to which, by December 31, 2018 and afterwards, at least 60% of the loan portfolio of all universal banks must be comprised of loans to productive sectors and social housing loans, with a sublimit that establishes that loans to productive sectors must represent at least 25% of the portfolio.

Further to Law No. 393, in 2014, the Bolivian government, through Supreme Decrees No. 2136 and No. 2137, instructed banks in Bolivia to contribute 6% of that year’s total profits for the creation of a guarantee fund – to be administered by the banks - intended to provide guarantees of up to 50% of the amount financed of productive sector and social housing loans. From 2015 to 2019, and again since 2021, the government instructed banks to contribute 6% of those years’ profits to replenish either the existing guarantee funds or to make contributions to a newly created seed capital fund administered by the government-owned development bank.

In response to the COVID-19 pandemic, on April 1, 2020, the Bolivian government enacted Law No. 1294, which established the automatic deferral of all loan installments (capital, interest and other charges) payable to financial institutions for the duration of Bolivian Coronavirus Pandemic Emergency Declaration. These deferred installments would start to be collected after the final installment established on the original payment schedule. Supreme Decree No. 4206 established an initial deferral period from March 2020 to May 2020, which was subsequently extended to August 2020 through Supreme Decree No. 4248, and then to December 2020 through Law No. 1319.

On December 2, 2020, the Bolivian government issued Supreme Decree No. 4409, establishing that the capital portion of the installments that had been deferred in 2020 would not accrue interest until their cancellation. Supreme Decree No. 4409 also established that once the deferral period had concluded, upon request of the borrowers that had their installments deferred, banks must refinance and/or reschedule their loans, based on the borrowers’ economic situation and payment capacity. The refinanced and/or rescheduled loans have the benefit of a six-month grace period during which no interest or capital payments are required from the borrower. The collection of the amount of interest accrued but not collected during the aforementioned grace period would be made pro rata during the new term of the loan.

On December 28, 2020, the Bolivian government enacted Law No.1356, eliminating the tax-exemption for capital gains generated in the Bolivian Stock Exchange and introducing an additional income tax of 25% applicable to all brokerage houses, mutual fund administrators and insurance companies with a ratio of earnings before taxes to equity in excess of 6%.

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

6.2.5 Chile

Chilean Regulation – Credicorp Capital Chile

Credicorp Capital Holding Chile S.A. is the main shareholder of Credicorp Capital Chile S.A., Credicorp Capital Asesoría Financiera SpA., Credicorp Capital Administradora de Inversiones S.A., Credicorp Capital Corredores de Bolsa SpA, Credicorp Capital Asset Management Administradora de Fondos S.A., and IM Trust International S.A.

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

6.2.6 Panama

International Bank Regulation – BCP Panama

BCP Panama operates as a branch of BCP Stand-alone, having been officially registered in the Republic of Panama in 2002 under an international license issued by the Panamanian Superintendency of Banks (the “SBP”) in accordance with Law Decree No. 9 of February 26, 1998, as amended.

Under this regulatory framework, BCP Panama is subject to periodic inspections conducted by auditors and inspectors from the SBP. These evaluations aim to assess various aspects of BCP Panama’s operations, with a particular focus on its adherence to Panamanian banking laws. Notably, this includes compliance with Law Decrees No. 2 of February 22, 2008, and No. 23 of April 27, 2015, which pertain to the prevention of money laundering, terrorism financing, and the financing of proliferation of weapons of mass destruction.

ASB Bank Corp.

ASB Bank Corp., a subsidiary of ASHC, is regulated by the SBP and registered in 2020 under an international banking license issued by the SBP, in accordance with Law Decree No. 9 of February 26, 1998, as amended.

As a holder of this license, ASB Bank Corp. can manage banking operations carried out outside of Panamanian territory from an office located in Panama. Likewise, it grants the right to exercise any other activity authorized by the SBP. ASB Bank Corp. may not take deposits from any person residing in the Republic of Panama.

ASB Bank Corp. is also regulated and holds a securities broker license issued by the Panama SMV that enables the entity to act as securities broker, manager, and custodian. It is required to comply with regulations pertaining to corporate governance; minimum working capital and liquidity requirements to meet obligations with customers and vendors; adequate accounting practices and recordkeeping; provision of regulatory reports; adherence to confidentiality standards, code of ethics and the prevention of conflicts of interest; and adequate anti-money laundering and terrorism finance laundering controls, policies and programs, among others.

ASB Bank Corp. must receive prior approval from the SBP and the Panama SMV for: (i) any proposed changes in the Board of Directors or senior officers; (ii) the issuance, transfer or other disposal of shares (it is uncommon for a waiver to be granted with respect to share-related matters, except in the case of a branch of a substantial international bank or where the shares are widely held and publicly traded); (iii) any significant change in the business plan filed on the original licenses applications; or (iv) to open a subsidiary, branch, agency or representative office outside the Republic of Panama.

6.2.7 United States

International Bank Regulation – BCP Miami Agency

The BCP Miami Agency is licensed to operate as an international bank agency in the State of Florida and was authorized to transact business by the Comptroller of Florida on September 3, 2002. The BCP Miami Agency is regulated, supervised, and examined by the Office of Financial Regulation of the State of Florida Department of Financial Services and by the FED through the Federal Reserve Bank of Atlanta. Our direct and indirect nonbanking subsidiaries doing business in the United States also are subject to the authority of relevant U.S. financial regulatory agencies depending on their U.S. activities.

Investment Management and Advisory – Credicorp Capital LLC.

Credicorp Capital LLC. is a broker-dealer registered with FINRA and the SEC. Credicorp Capital LLC. is owned by Credicorp Capital Limited, which is wholly owned by Credicorp Ltd. Headquartered in Brickell, Florida, Credicorp Capital LLC. provides brokerage services through a clearing agreement with Pershing, LLC. As of November 30, 2021, there were eight registered principals at Credicorp Capital LLC., all of whom hold the Series 7 and Series 24 licenses. At the trading desk, all registered representatives maintain their Series 7 and Series 63 licenses.

Credicorp Capital LLC. has an affiliated SEC investment adviser (CRD No. 290081), Credicorp Capital Advisors LLC. They share the same Board of Directors and ownership.

(7) Selected statistical information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results” and the consolidated financial statements (and the notes that accompany the consolidated financial statements). The statistical information and discussion and analysis given below for the years 2021 through 2023 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2021, 2022 and 2023 and our results of operations for the years then ended.

7.1 Average statements of financial position. Income from interest-earning assets and interest paid on interest-bearing liabilities

The tables below set forth selected statistical information based on our average statements of financial position prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily US Dollars) rather than by the domestic or international nature of the balance. For the years 2021, 2022 and 2023, the average balances are computed as the average of period-beginning and period-ending balances on a monthly basis. Any of these month-end balances that were denominated in US Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management believes that the stated averages are representative of our operations, and that it would be too costly to produce daily averages using daily book balances in IFRS but does not believe that the stated averages present trends in a materially different manner from those that would be presented by daily averages.

Average Statements of Financial Position
Assets, Interest Earned and Average Interest Rates (1)

	As of and for the year ended December 31,
	2021			2022 (*)			2023
ASSETS:	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	(in thousands of Soles, except percentages)
Interest-earning assets:
Deposits in BCRP
Soles	5,210,865	31,505	0.60%	1,846,079	54,425	2.95%	1,421,992	48,886	3.44%
Foreign Currency	21,370,530	2,293	0.01	23,012,886	319,395	1.39	22,622,596	916,482	4.05
Total	26,581,395	33,798	0.13	24,858,965	373,820	1.50	24,044,588	965,368	4.01
Deposits in other Banks
Soles	407,357	1,642	0.40	466,371	24,340	5.22	353,701	21,002	5.94
Foreign Currency	9,010,149	14,197	0.16	6,081,790	69,227	1.14	5,045,544	146,841	2.91
Total	9,417,506	15,839	0.17	6,548,161	93,567	1.43	5,399,245	167,843	3.11
Investment securities
Soles	34,968,222	1,089,913	3.12	29,425,119	1,513,647	5.14	32,531,003	1,860,597	5.72
Foreign Currency	19,931,263	436,880	2.19	18,016,806	502,570	2.79	17,485,250	628,730	3.6
Total	54,899,485	1,526,793	2.78	47,441,925	2,016,217	4.24	50,016,253	2,489,327	4.98
Total loans (1)
Soles	94,750,905	7,789,085	8.22	98,249,290	9,751,575	9.93	93,973,071	11,384,353	12.11
Foreign Currency	47,791,467	2,381,595	4.98	50,142,223	2,667,706	5.32	50,999,969	3,660,511	7.18
Total	142,542,372	10,170,680	7.14	148,391,513	12,419,281	8.37	144,973,040	15,044,864	10.38
Total dividend-earning assets
Soles	358,451	23,794	6.64	319,684	14,864	4.65	290,967	24,038	8.26
Foreign Currency	110,104	16,843	15.30	64,491	14,362	22.27	82,558	22,042	26.7
Total	468,555	40,637	8.67	384,175	29,226	7.61	373,525	46,080	12.34
Total interest-earning assets
Soles	135,695,800	8,935,939	6.59	130,306,543	11,358,851	8.72	128,570,734	13,338,876	10.37
Foreign Currency	98,213,513	2,851,808	2.90	97,318,196	3,573,260	3.67	96,235,917	5,374,606	5.58
Total	233,909,313	11,787,747	5.04	227,624,739	14,932,111	6.56	224,806,651	18,713,482	8.32
Noninterest-earning assets:
Cash and due from banks
Soles	2,941,680			2,963,365			2,793,182
Foreign Currency	2,824,559			2,637,554			2,495,997
Total	5,766,239			5,600,919			5,289,179
Allowance for direct loan losses
Soles	(7,487,480)			(6,468,723)			(6,407,643)
Foreign Currency	(1,767,750)			(1,658,855)			(1,636,324)
Total	(9,255,230)			(8,127,578)			(8,043,967)
Premises and equipment
Soles	1,094,085			920,802			803,396
Foreign Currency	929,155			977,511			1,048,397
Total	2,023,240			1,898,313			1,851,793
Other non-interest-earning assets, derivatives and other interest income
Soles	8,198,900	50,773		5,455,677	51,859		7,375,972	26,837
Foreign Currency	6,286,945	11,886		6,410,135	27,311		5,110,201	58,176
Total	14,485,845	62,659		11,865,812	79,170		12,486,173	85,013
Total non-interest-earning assets
Soles	4,747,185	50,773		2,871,121	51,859		4,564,907	26,837
Foreign Currency	8,272,909	11,886		8,366,345	27,311		7,018,271	58,176
Total	13,020,094	62,659		11,237,466	79,170		11,583,178	85,013
Total average assets
Soles	140,442,985	8,986,712	6.40	133,177,664	11,410,710	8.57	133,135,641	13,365,713	10.04
Foreign Currency	106,486,422	2,863,694	2.69	105,684,541	3,600,571	3.41	103,254,188	5,432,782	5.26
Total	246,929,407	11,850,406	4.80	238,862,205	15,011,281	6.28	236,389,829	18,798,495	7.95

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

(1)	Figures for total loans include internal overdue loans. Accrued interest is included.

Average Statements of Financial Position

Liabilities and Equity, Interest Paid and Average Interest Rates (1)

	As of and for the year ended December 31,
	2021			2022 (*)			2023
LIABILITIES	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Avg. Rate	Balance	Paid	Avg. Rate	Balance	Paid	Avg. Rate

Interest-bearing liabilities:
Savings deposits
Soles (1)	30,138,029	173,193	0.57%	30,055,712	157,252	0.52%	28,590,670	134,799	0.47%
Foreign Currency (1)	22,670,476	93,930	0.41	25,110,372	101,432	0.4	22,367,744	98,511	0.44
Total	52,808,505	267,123	0.51	55,166,084	258,684	0.47	50,958,414	233,310	0.46
Time deposits
Soles (1)	17,277,160	328,679	1.9	19,364,597	966,149	4.99	24,473,231	1,786,436	7.3
Foreign Currency (1)	19,857,929	355,248	1.79	21,103,285	510,093	2.42	24,922,780	1,118,189	4.49
Total	37,135,089	683,927	1.84	40,467,882	1,476,242	3.65	49,396,011	2,904,625	5.88
Due to banks and correspondents
Soles	4,230,960	228,427	5.4	5,169,521	389,057	7.53	5,283,963	394,481	7.47
Foreign Currency	2,460,979	44,438	1.81	2,547,427	95,132	3.73	5,026,762	301,493	6
Total	6,691,939	272,865	4.08	7,716,948	484,189	6.27	10,310,725	695,974	6.75
Bonds
Soles	3,468,936	177,481	5.12	3,265,683	169,023	5.18	3,157,402	174,486	5.53
Foreign Currency	13,662,502	659,496	4.83	13,384,236	559,195	4.18	11,824,668	459,813	3.89
Total	17,131,438	836,977	4.89	16,649,919	728,218	4.37	14,982,070	634,299	4.23
Payables from repurchase agreements
Soles	22,800,403	155,808	0.68	15,931,118	192,581	1.21	10,145,022	440,515	4.34
Foreign Currency	2,312,115	28,384	1.23	1,678,249	6,308	0.38	1,999,157	22,176	1.11
Total	25,112,518	184,192	0.73	17,609,367	198,889	1.13	12,144,179	462,691	3.81
Total interest-bearing liabilities
Soles	77,915,488	1,063,588	1.37	73,786,631	1,874,062	2.54	71,650,288	2,930,717	4.09
Foreign Currency	60,964,001	1,181,496	1.94	63,823,569	1,272,160	1.99	66,141,111	2,000,181	3.02
Total	138,879,489	2,245,084	1.62	137,610,200	3,146,222	2.29	137,791,399	4,930,899	3.58
Other liabilities and equity:
Demand deposits (2)
Soles (1)	27,352,388	66,943	0.24	23,109,185	111,883	0.48	21,326,565	140,673	0.66
Foreign Currency (1)	32,632,889	61,222	0.19	29,992,532	71,692	0.24	24,807,373	100,142	0.4
Total	59,985,277	128,165	0.21	53,101,717	183,575	0.35	46,133,938	240,815	0.52
Other liabilities, derivatives and other interest expenses
Soles	10,607,850	26,107		10,804,007	24,468		11,704,076	337,278
Foreign Currency	11,740,807	91,446		9,704,750	138,922		9,593,175	351,531
Total	22,348,657	117,553		20,508,757	163,390		21,297,251	688,809
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	25,207,194			27,084,549			30,548,712
Total	25,207,194			27,084,549			30,548,712
Non-controlling interest
Soles
Foreign Currency	508,790			557,017			618,529
Total	508,790			557,017			618,529
Total non-interest-bearing liabilities and equity
Soles	37,960,238	93,050		33,913,192	136,351		33,030,641	477,951
Foreign Currency	70,089,680	152,668		67,338,848	210,614		65,567,789	451,673
Total	108,049,918	245,718		101,252,040	346,965		98,598,430	929,624
Total average liabilities and equity
Soles	115,875,726	1,156,638	1	107,699,823	2,010,413	1.87	104,680,929	3,408,668	3.26
Foreign Currency	131,053,681	1,334,164	1.02	131,162,417	1,482,774	1.13	131,708,900	2,451,854	1.86
Total	246,929,407	2,490,802	1.01	238,862,240	3,493,187	1.46	236,389,829	5,860,523	2.48

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

(1)	Interest and average rate paid include the amount paid for the applicable deposit insurance fund.
(2)
We typically do not pay interest for demand deposits; however, in exceptional circumstances the Group pays interest on certain demand deposits of corporate clients that hold balances exceeding certain amounts. See “7.4 Deposits” for the amounts of non-interest-bearing demand deposits and interest-bearing demand deposits as of December 31, 2021, 2022 and 2023. Interest paid on demand deposits is not considered material.

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

	2023/2022 (*)
	Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change
	(in thousands of Soles)
Interest and similar income (1):
Interest-earning deposits in BCRP
Soles	(13,541)	8,002	(5,539)
Foreign Currency	(10,614)	607,701	597,087
Total	(24,155)	615,703	591,548
Deposits in other banks
Soles	(6,285)	2,947	(3,338)
Foreign Currency	(20,977)	98,591	77,614
Total	(27,262)	101,538	74,276
Investment securities
Soles	168,704	178,246	346,950
Foreign Currency	(16,971)	143,131	126,160
Total	151,733	321,377	473,110
Total loans (2)
Soles	(471,236)	2,104,014	1,632,778
Foreign Currency	53,599	939,206	992,805
Total	(417,637)	3,043,220	2,625,583
Total dividend-earning assets
Soles	(1,854)	11,028	9,174
Foreign Currency	4,424	3,256	7,680
Total	2,570	14,284	16,854
Total interest-earning assets
Soles	(165,698)	2,145,723	1,980,025
Foreign Currency	(50,091)	1,851,437	1,801,346
Total	(215,789)	3,997,160	3,781,371
Interest and similar expense:
Demand deposits
Soles	(10,194)	38,984	28,790
Foreign Currency	(16,663)	45,113	28,450
Total	(26,857)	84,097	57,240
Savings deposits
Soles	(7,286)	(15,167)	(22,453)
Foreign Currency	(11,579)	8,657	(2,922)
Total	(18,865)	(6,510)	(25,375)
Time deposits
Soles	313,895	506,392	820,287
Foreign Currency	131,844	476,252	608,096
Total	445,739	982,644	1,428,383
Due to banks and correspondents and issued bonds
Soles	8,578	(3,154)	5,424
Foreign Currency	120,647	85,714	206,361
Total	129,225	82,560	211,785
Bonds
Soles	(5,794)	11,257	5,463
Foreign Currency	(62,902)	(36,480)	(99,382)
Total	(68,696)	(25,223)	(93,919)
Payables from repurchase agreements
Soles	(160,594)	408,528	247,934
Foreign Currency	2,383	13,485	15,868
Total	(158,211)	422,013	263,802
Total interest-bearing liabilities
Soles	(70,821)	1,127,477	1,056,656
Foreign Currency	58,140	669,881	728,021
Total	(12,681)	1,797,358	1,784,677

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

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
(2) Figures for total loans include internal overdue loans. Accrued interest is included.

7.1.2 Average interest-earning assets, net interest margin (NIM), and yield spread

The following table shows, for each of the periods indicated, the levels of average interest-earning assets, net interest income, gross yield, NIM and yield spread by currency, all on a nominal basis:

	2021	2022 ( *)	2023
	(in thousands of Soles, except percentages)
Average interest-earning assets (1)
Soles	135,695,800	130,306,543	128,570,734
Foreign Currency	98,213,513	97,318,196	96,235,917
Total	233,909,313	227,624,739	224,806,651
Net interest income from interest-earning assets
Soles	7,872,351	9,484,789	10,408,159
Foreign Currency	1,670,312	2,301,100	3,374,425
Total (2)	9,542,663	11,785,889	13,782,584
Gross yield (3)
Soles	6.59%	8.72%	10.37%
Foreign Currency	2.90%	3.67%	5.58%
Weighted-average rate	5.04%	6.56%	8.32%
NIM (4)
Soles	5.80%	7.28%	8.10%
Foreign Currency	1.70%	2.36%	3.51%
Weighted-average rate	4.08%	5.18%	6.13%
Yield spread (5)
Soles	5.22%	6.18%	6.28%
Foreign Currency	0.97%	1.68%	2.56%
Weighted-average rate	3.42%	4.27%	4.75%

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

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

	Year ended December 31,
	2021	2022	2023
	(in thousands of Soles)
Sol-denominated:
BCRP	2,500,242	717,206	1,263,461
Commercial banks	280,009	504,155	139,083
Total Sol-denominated	2,780,251	1,221,361	1,402,544
Foreign Currency-denominated:
BCRP (US Dollars)	22,679,713	22,945,184	21,434,215
Commercial banks (US Dollars)	6,700,668	2,470,951	2,824,558
Commercial banks (other currencies)	234,776	259,720	317,260
Total Foreign Currency-denominated	29,615,157	25,675,855	24,576,033
Total	32,395,408	26,897,216	25,978,577

7.2 Investment portfolio

As of December 31, 2021, 2022 and 2023, the Group classified its investments in one of the categories defined by IFRS 9 based on the business model for managing the financial assets and the characteristics of the contractual cash flows of the investment.

For information about how we classify and measure investments, refer to Note 3(g) (Financial instruments: Initial recognition and subsequent measurement) to the consolidated financial statements.

The following table shows, for 2021, 2022 and 2023, the fair value of our investments at fair value through profit or loss, investments at fair value through other comprehensive income and the amortized cost of our investments at amortized cost under IFRS 9, in each case, without accrued interest and broken down by type of security at the dates indicated.

	Year ended December 31,
	2021	2022	2023
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	14,610,773	15,307,031	17,334,217
Certificates of deposit BCRP	8,337,432	7,019,479	10,935,253
Corporate bonds	5,235,958	4,297,784	4,685,719
Securitization instruments	398,089	384,891	402,921
Negotiable Certificates of Deposit	6,755	5,951	-
Subordinated bonds	121,442	108,830	111,536
Equity securities	358,450	319,686	290,975
Restricted mutual funds	365,774	350,805	-
Other investments of debt	165,391	73,424	73,986
Other investments of equity	144,886	197,921	337,861
Total Sol-denominated	29,744,950	28,065,802	34,172,468
Foreign currency- denominated:
Government treasury bonds	3,325,653	3,560,187	3,999,661
Certificates of deposit BCRP	1,111,142	-	192,666
Corporate bonds	10,072,583	9,028,802	9,166,657
Securitization instruments	324,868	327,900	280,198
Negotiable Certificates of Deposit	627,106	579,807	517,973
Subordinated bonds	295,182	384,994	227,512
Equity securities	110,105	64,489	82,550
Participation in RAL Funds	323,139	167,781	145,414
Restricted mutual funds	180	512	334,162
Other investments of equity	2,243,315	2,297,427	1,997,585
Other investments of debt	195,636	336,166	398,313
Total foreign currency- denominated	18,628,909	16,748,065	17,342,691
Total securities holdings (1)	48,373,859	44,813,867	51,515,159
(1)
Excludes accrued interest, which amounts to S/578.7 million, S/617.4 million and S/700.4 million as of December 31, 2021, 2022 and 2023, respectively. Also excludes provision for credit losses on investment at amortized cost.

The expected loss provision for marketable securities is debited individually to each security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 3.1% in 2021, 5.1% in 2022 and 5.7% in 2023. The weighted-average yield on our foreign currency-denominated portfolio was 2.2% in 2021, 2.8% in 2022 and 3.6% in 2023. The total weighted-average yield of our investment securities was 2.8% in 2021, 4.2% in 2022, and 5.0% in 2023.

The weighted-average yield on our Sol-denominated dividend-earning assets was 6.6% in 2021, 4.7% in 2022, and 8.3% in 2023. The weighted-average yield on our foreign currency-denominated portfolio was 15.3% in 2021, 22.3% in 2022 and 26.7% in 2023. The total weighted-average yield of our dividend-earning assets was 8.7% in 2021, 7.6% in 2022, 7.6% and 12.3% in 2023.

As of December 31, 2023, the investments at fair value through other comprehensive income and investments at amortized cost pledged as collateral amounted to S/6,534.0 million. The following tables show the weighted average yield separate by maturity of investments at fair value through other comprehensive income and at amortized cost in each case, without accrued interest as of December 31, 2023:

Investments at fair value with changes in other comprehensive income:

	Without maturity	Within 1 year	Weighted average yield (1)	After 1 year but within 3 years	Weighted average yield (1)	Maturing after 3 years but within 5 years	Weighted average yield (1)	Maturing after 5 years but within 10 years	Weighted average yield (1)	After 10 years	Weighted average yield (1)	Total
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	-	206,555	1.25%	956,091	5.59%	1,851,431	5.79%	2,728,480	6.33%	2,126,342	5.94%	7,868,899
Certificates of deposit BCRP	-	10,935,253	6.19%	-	-	-	-	-	-	-	-	10,935,253
Corporate bonds	-	470,434	7.09%	661,368	6.66%	1,076,906	7.19%	1,358,997	6.60%	1,106,758	7.68%	4,674,463
Securitization instruments	-	-	-	2,218	7.33%	13,546	6.35%	79,334	10.16%	307,824	7.01%	402,922
Negotiable Certificates of Deposit	-	-	-	-	-	-	-	-	-	-	-	-
Subordinated bonds	-	-	-	57,041	5.29%	7,069	9.42%	47,426	6.93%	-	-	111,536
Other investments of debt	-	27,789	8.25%	-	-	38,092	0.15%	-	-	8,105	1.76%	73,986
Equity securities	289,938	-	-	-	-	-	-	-	-	-	-	289,938
Total Sol-denominated	289,938	11,640,031		1,676,718		2,987,044		4,214,237		3,549,029		24,356,997
Foreign Currency-denominated:
Government treasury bonds	-	620,523	4.95%	1,306,241	4.65%	170,618	5.01%	250,318	5.57%	148,277	5.33%	2,495,977
Corporate bonds	-	380,971	7.52%	2,162,184	5.28%	2,132,956	5.53%	1,577,491	6.15%	2,248,763	5.71%	8,502,365
Securitization instruments	-	-	-	494	5.92%	7,088	6.60%	42,820	6.42%	224,561	10.22%	274,963
Negotiable Certificates of Deposit	-	82,895	3.96%	225,092	3.53%	72,255	4.05%	33,939	3.91%	48,455	2.54%	462,636
Subordinated bonds	-	92,199	5.71%	31,086	6.51%	8,095	5.32%	18,740	4.67%	16,162	5.51%	166,282
Other investments of debt	-	259,024	4.18%	7,328	8.18%	-	-	-	-	-	-	266,352
Equity securities	44,864	-	-	-	-	-	-	-	-	-	-	44,864
Total Foreign Currency-denominated	44,864	1,435,612		3,732,425		2,391,012		1,923,308		2,686,218		12,213,439
Total securities holdings:	334,802	13,075,643		5,409,143		5,378,056		6,137,545		6,235,247		36,570,436

(1)	Rates have been presented on a non-taxable equivalent basis.

Investments at amortized cost:

	Without maturity	Within 1 year	Weighted average yield (1)	After 1 year but within 3 years	Weighted average yield (1)	Maturing after 3 years but within 5 years	Weighted average yield (1)	Maturing after 5 years but within 10 years	Weighted average yield (1)	After 10 years	Weighted average yield (1)	Total
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	-	1,085,214	5.62%	415,416	5.59%	1,193,767	5.79%	3,642,725	6.29%	2,986,848	6.76%	9,323,970
Total Sol-denominated	-	1,085,214	5.62%	415,416	5.59%	1,193,767	5.79%	3,642,725	6.29%	2,986,848	6.76%	9,323,970
Foreign Currency-denominated:
Government treasury bonds	-	71,459	11.0%	18,025	6.25%	-	-	-	-	-	-	89,484
Corporate bonds	-	175,150	6.3%	272,095	6.01%	-	-	-	-	-	-	447,245
Subordinated bonds	-	9,882	7.1%	19,766	6.96%	-	-	-	-	-	-	29,648
Negotiable certificates of deposit	-	55,336	3.0%	-	-	-	-	-	-	-	-	55,336
Other investments of debt	-	14,962	7.6%	7,755	7.25%	-	-	-	-	-	-	22,717
Total Foreign Currency-denominated	-	326,789		317,641		-		-		-		644,430
Total securities holdings:	-	1,412,003		733,057		1,193,767		3,642,725		2,986,848		9,968,400

(1)	Rates have been presented on a non-taxable equivalent basis.

The maturities of our investment securities classified as fair value through other comprehensive income, as of December 31, 2023, are described in “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT”.

As of December 31, 2021, 2022 and 2023, the Group had in investments at fair value with changes in other comprehensive income 83,494, 70,253 and 111,613 certificates of deposit of the BCRP, respectively, which are instruments issued at discount through public auction, negotiated in the Peruvian secondary market and payable in soles.

Pursuant to the criteria described below, our management has determined that the unrealized losses of our investments at fair value through other comprehensive income, as of December 31, 2021, 2022 and 2023, amounting to S/999.0 million, S/2,011.4 million and S/922.7 million, respectively, were temporary, and we intend to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

As of December 31, 2021, 2022 and 2023, for debt instruments measured at amortized cost or fair value through other comprehensive income, the management establishes a three-stage expected credit loss model, based on whether there has been a significant increase in the credit risk of the financial asset since its initial recognition. These three stages determine the amount of expected credit loss (ECL) to be recognized at each reporting date.

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

7.3 Loan portfolio

Except where otherwise specified, references to loans in this section 7.3 are to our direct loans. Our direct loans are distinct from our indirect loans (which are discussed in Note 18(a) of our consolidated financial statements) and our due from customers on banker’s acceptances (which are discussed in Note 3(r) of our consolidated financial statements).

7.3.1 Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles)
Loans (1)	126,247,209	125,790,501	122,282,426
Leasing receivables	6,446,450	6,174,850	5,735,973
Discounted notes	2,718,321	2,982,291	3,170,887
Factoring receivables	3,572,697	3,976,898	3,431,323
Advances and overdrafts in current account	69,238	219,932	321,962
Refinanced loans	1,800,465	2,100,018	2,407,516
Total performing loans	140,854,380	141,244,490	137,350,087
Internal overdue loans	5,562,439	5,945,779	6,133,167
Accrued interest	1,180,593	1,436,105	1,492,797
Total loans (2)	147,597,412	148,626,374	144,976,051

(1)	The credit card loans balance amounts to S/5,626.0 million, S/6,187.9 million and S/7,112.3 million for the years 2021, 2022 and 2023, respectively.

(2)
Due to current loans, we had off-balance-sheet items that amounted to S/22,914.3 million, S/20,928.1 million, and S/20,051.6 million, as of December 31, 2021, 2022 and 2023 respectively. See Note 18 to the consolidated financial statements.

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

7.3.2 Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	As of December 31,
	2021		2022		2023
	(in thousands of Soles, except percentages)

	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Mortgage Loans	21,831,460	14.79	23,235,575	15.63	22,519,807	15.53
Commerce	28,675,217	19.43	27,514,281	18.51	27,459,996	18.94
Manufacturing	23,450,465	15.89	23,692,696	15.94	22,473,754	15.50
Consumer Loans	16,014,227	10.85	19,913,501	13.40	17,797,051	12.28
Realty Business and Leasing Services	12,019,162	8.14	10,509,631	7.07	10,366,792	7.15
Communication, Storage and Transportation	7,717,777	5.23	6,790,684	4.57	6,689,075	4.61
Community Services	8,014,016	5.43	6,773,948	4.56	6,584,992	4.54
Agriculture	4,864,701	3.30	5,041,284	3.39	5,173,903	3.57
Construction	4,099,452	2.78	3,778,676	2.54	3,719,611	2.57
Electricity, Gas and Water	4,637,316	3.14	4,965,556	3.34	4,935,557	3.40
Mining	4,774,821	3.24	4,027,209	2.71	4,076,503	2.81
Hotels and Restaurants	3,039,811	2.06	2,867,916	1.93	2,866,999	1.98
Financial Services	1,395,138	0.95	4,343,651	2.92	4,393,267	3.03
Education, Health and Other Services	1,962,405	1.33	1,715,239	1.15	1,742,035	1.20
Fishing	640,932	0.43	597,439	0.40	607,047	0.42
Others	3,279,919	2.22	1,422,983	0.97	2,076,865	1.44
Sub total	146,416,819	99.21%	147,190,269	99.03%	143,483,254	98.97%
Accrued interest	1,180,593	0.79%	1,436,105	0.97%	1,492,797	1.03%
Total	147,597,412	100	148,626,374	100	144,976,051	100.00%

As of December 31, 2023, 93.05% and 6.49% of the loan portfolio was concentrated in Peru and Bolivia, respectively, which represent, separately, more than 56.48% and 3.94% of total assets of the Group, respectively. As of December 31, 2022, 91.32% and 6.23% of the loan portfolio was concentrated in Peru and Bolivia, respectively.

7.3.3 Concentrations of loan portfolio and lending limits

As of December 31, 2023, loans and other off-balance-sheet exposure to our 20 largest customers (considered as economic groups) equaled S/19,879.3 million and represented 13.71% of our total loan portfolio. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/587.1 million to S/1,645.8 million, including 11 customers with over S/811.6 million. Total loans and other off-balance-sheet exposure outstanding to our 15 largest customers were ranked in the following risk categories as of December 31, 2023: Class A (normal)—99.87%; Class B (potential problems)—0.13%; Class C (substandard)—0.00%; Class D (doubtful)—0.00% percent; and Class E (loss)—0.00%. For further information, see “– 7.3 Loan Portfolio – 7.3.7 Classification of the Loan Portfolio”.

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

Considering the regulatory capital of BCP Stand-alone, which amounted to S/26,792.8 million on December 31, 2023, BCP Stand-alone’s legal lending limits varied from S/1,339.6 million to S/13,396.4 million. The Group’s consolidated lending limits, based on our regulatory capital on a consolidated basis of S/23,364.4 million on December 31, 2022, ranged from S/2,336.4 million to S/11,682.2 million. As of December 31, 2023, BCP Stand-alone was in compliance with the lending limits of Law No. 26702.

As of December 31, 2023, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our Board of Directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

7.3.4 Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	As of December 31,
	2021		2022		2023
	(in thousands of Soles, except percentages)
Total loan portfolio:
Sol-denominated	97,825,661	66.28%	96,869,077	65.18%	93,045,426	64.18%
Foreign Currency-denominated	49,771,751	33.72%	51,757,297	34.82%	51,930,625	35.82%
Total loans (1)	147,597,412	100.00%	148,626,374	100.00%	144,976,051	100.00%

(1)	Includes accrued interest.

7.3.5 Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2023, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2023	Within 12 months	After 1 year but within 5 years	After 5 years but within 15 years	After 15 years
	(in thousands of Soles, except percentages)
Loans	115,170,158	51,410,708	34,569,432	27,126,219	2,063,799
Credit Cards	7,112,268	5,804,189	1,308,079	-	-
Leasing receivables	5,735,973	2,560,512	3,042,836	132,625	-
Discounted notes	3,170,887	2,910,554	1,197	259,136	-
Factoring receivables	3,431,323	3,431,323	-	-	-
Refinanced and restructured loans	2,407,516	626,496	1,236,498	477,390	67,132
Advances and overdrafts in current account	321,962	321,962	-	-	-
Total	137,350,087	67,065,744	40,158,042	27,995,370	2,130,931
Internal overdue loans	6,133,167
Accrued interest	1,492,797
Total Loans	144,976,051
% of total performing loan portfolio	100.00%	48.83%	29.24%	20.38%	1.55%

7.3.6 Loan portfolio by interest rate type

The following table sets forth the breakdown of our loan portfolio as of December 31, 2023 by interest rate type, currency, and remaining maturity:
	Amount at	Maturing
	December 31, 2023	After 1 year
	(in thousands of Soles)
Variable Rate
Sol-denominated	51,770	40,013
Loans	51,092	39,421
Refinanced loans	678	592
Foreign Currency-denominated	4,953,019	3,299,423
Loans	4,871,756	3,231,642
Refinanced loans	4,567	3,843
Internal overdue loans and under legal collection loans	76,696	63,938
Total	5,004,789	3,339,436
Fixed Rate
Sol-denominated	92,643,937	47,464,642
Loans	74,651,069	40,157,146
Leasing receivables	3,331,069	1,210,111
Credit cards	4,700,810	1,015,440
Discounted notes	1,854,581	-
Factoring receivables	1,380,210	-
Advances and overdrafts in current account	124,398	-
Refinanced loans	1,634,461	1,277,430
Internal overdue loans and under legal collection loans	4,967,339	3,804,515
Foreign Currency-denominated	45,834,528	19,480,458
Loans	35,596,241	15,697,538
Leasing receivables	3,781,199	1,946,290
Credit cards	1,035,163	277,908
Factoring receivables	1,576,742	2,420
Discounted notes	1,790,677	-
Advances and overdrafts in current account	197,564	2,072
Refinanced loans	767,810	508,880
Internal overdue loans and under legal collection loans	1,089,132	1,045,350
Total	138,478,465	66,945,100
Sub total	143,483,254	70,284,536
Accrued interest	1,492,797
Total loans	144,976,051

7.3.7 Classification of the loan portfolio

We classify Credicorp’s loan portfolio in accordance with internal practices (based in SBS criteria). According to these criteria, all loans and other credits are classified into one of four categories based upon the purpose of the loan. These categories are:

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

(3)
Consumer loans, which are generally granted to individuals, including credit card transactions, overdrafts on personal demand deposit accounts, leases, and financing goods or services that are not related to a business activity.

(4)
Residential mortgage loans, which are all the loans granted to individuals for the purchase, construction, remodeling, subdivision or improvement of the individual’s home, in each case backed by a mortgage. Mortgage loans made to directors and employees of a company are also considered residential mortgage loans. Mortgage-backed loans generally are considered commercial loans.

The following table sets forth our loan portfolio by class at the dates indicated:

	As of December 31,
	2021	2022	2023
	(In thousands of Soles)
Commercial loans	87,006,950	81,668,901	76,820,401
Residential mortgage loans	21,831,460	23,235,574	24,176,919
Micro-business loans	21,582,601	22,372,293	22,425,750
Consumer loans	15,995,808	19,913,501	20,060,184
Total	146,416,819	147,190,269	143,483,254
Accrued interest	1,180,593	1,436,105	1,492,797
Total loans	147,597,412	148,626,374	144,976,051

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

Long-term financing and lending to corporate entities are generally secured, while revolving individual credit facilities are generally unsecured. In order to minimize credit loss, we seek additional collateral as soon as impairment indicators become apparent.

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

We review our loan portfolio on a continuing basis, and we classify our loans based upon credit risk by assessing the following factors: (i) the payment history of the particular loans, (ii) the history of our dealings with the borrower, (iii) the borrower’s management, (iv) the borrower’s operating history, (v) the borrower’s repayment capability, (vi) the borrower’s availability of funds, (vii) the status of collateral or guarantees, (viii) the borrower’s financial statements, (ix) the general risk of the sector in which the borrower operates, (x) the borrower’s risk classification made by other financial institutions and (xi) other relevant factors.

In accordance with IFRS7, we classify our loan portfolio, according to its credit risk quality, in one of the three following levels:

•	Loans neither past due nor impaired: this level comprises those direct loans which are zero days past due and which are not in default.

•	Past due but not impaired loans: this level comprises those direct loans for which debtors have failed to make a payment on the contractually agreed due date but are not in default.

•	Impaired loans: this level comprises all the direct loans in default.

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

The following tables show our direct loan portfolio without accrued interest at the dates indicated:

	As of December 31, 2023
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	114,266,020	13,720,340	-	127,986,360	89.2
Past due but not impaired	2,023,488	2,555,260	-	4,578,748	3.2
Impaired debt	-	-	10,918,146	10,918,146	7.6
Total (1)	116,289,508	16,275,600	10,918,146	143,483,254	100.0

	As of December 31, 2022
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	113,364,093	19,078,232	-	132,442,325	90.0
Past due but not impaired	1,673,074	2,406,229	-	4,079,303	2.8
Impaired debt	-	-	10,668,641	10,668,641	7.2
Total (1)	115,037,167	21,484,461	10,668,641	147,190,269	100.0

	As of December 31, 2021
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	110,764,795	21,522,072	-	132,286,867	90.3
Past due but not impaired	1,037,432	1,809,327	-	2,846,759	1.9
Impaired debt	-	-	11,283,193	11,283,193	7.7
Total (1)	111,802,227	23,331,399	11,283,193	146,416,819	100

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

Finally, non-performing loans are composed of internal overdue, refinanced, and restructured loans. For further detail on non-performing loans, see Note 30.1(c) to the consolidated financial statements.

	As of December 31,
	2021	2022	2023
	(in thousands of Soles, except percentages)
Current	140,854,380	141,244,490	137,350,087
Internal overdue loans:
Overdue up to 90 days	1,353,655	1,264,336	1,459,603
Overdue 90 days or more	4,208,784	4,681,343	4,673,564
Subtotal internal overdue	5,562,439	5,945,779	6,133,167
Total	146,416,819	147,190,269	143,483,254
Accrued interest	1,180,593	1,436,105	1,492,797
Total direct loans	147,597,412	148,626,374	144,976,051
Internal overdue loans amount as % of total loans (1)	3.8%	4.0%	4.2%

(1)	Includes overdue loans (overdue loans and under legal collection loans).

For IFRS 7 disclosure requirements on past-due loans, see Note 30.1 to the consolidated financial statements.

7.3.9 Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles)
Internal overdue loan amounts:
Loans	4,866,319	5,013,193	5,036,429
Discounted notes	22,309	34,338	33,925
Advances and overdrafts in demand deposits	53,827	69,524	166,803
Leasing transactions	207,817	209,015	143,003
Refinanced and restructured loans	412,167	619,709	753,007
Total internal overdue loans	5,562,439	5,945,779	6,133,167
Less: Allowance for loan losses (1)	(9,071,011)	(8,530,986)	(8,645,945)
Total internal overdue loans portfolio net of allowance	(3,508,572)	(2,585,207)	(2,512,778)

(1)    Includes allowance for direct and indirect credits (see section “(7) Selected Statistical Information – 7.3.11 Allowance for loan losses”).

7.3.10 Total Non-performing loans

Non-performing loans include internal overdue loans (S/6,133.2 million as of December 31, 2023), as well as current refinanced and restructured loans (S/2,407.5 million as of December 31, 2023). Therefore, non-performing loans amounted to S/8,540.7 million. As of December 31, 2023, our delinquency ratio (internal overdue-loan ratio) was 4.23% and our non-performing loan ratio (including internal overdue and refinanced and restructured loans) was 5.89%. As of December 31, 2022, our delinquency ratio was 4.00% and our non-performing loan ratio was 5.41%. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (5) Financial Position – 5.1 Total Assets – Portfolio quality”. For the ratio of non-performing loans to total loans and the ratio of allowance for loan losses to non-performing loans (which we refer to as coverage of non-performing loans) as of December 31, 2021, 2022 and 2023, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (4) Historical Discussion and Analysis – 4.2 Financial performance.”

7.3.11 Allowance for loan losses

The following tables show the changes in our allowance for loan losses during the periods indicated. The first table corresponds to years 2021, 2022 and 2023 under IFRS 9 methodology:

	Year ended December 31,
	2021	2022	2023
	(In thousands of Soles)
Allowance for loan losses at the beginning of the year	10,435,623	9,071,011	8,530,986
Credit loss of the period:
New loans and liquidation, net	(919,447)	(541,836)	(817,292)
Changes in PD, LGDs, EADs	2,478,398	2,700,391	4,774,435
Write-offs and forgiven	(3,066,382)	(2,575,258)	(3,461,262)
Sale of loan portfolio	(40,833)	(10,340)	(343,646)
Exchange difference and others (1)	183,652	(112,982)	(37,276)
Total allowance for loan losses at the end of the year	9,071,011	8,530,986	8,645,945

(1) Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/US Dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – 7.3.7 Classification of the Loan Portfolio” and “– 7.3.8 Classification of the loan portfolio based on the borrower’s payment performance”. The balance of the allowance for loan losses as of December 31, 2021, 2022 and 2023 are included in Note 7(c) to the consolidated financial statements.

As of December 31, 2023, the allowance for loan losses was S/8,645.9 million which meant an increase of 1.35% compared to S/8,531.0 million in 2022. The allowance for loan losses, as of December 31, 2023, included S/8,277.9 million for direct loans losses and S/368.0 million for indirect loan losses or off-balance-sheet exposure losses as compared to S/7,872.4 million and S/658.6 million, respectively, in 2022. The allowance for indirect loans is included in the “Other liabilities” caption of or consolidated statement of financial position. See Notes 7(c) and 12(a) to the consolidated financial statements. For the ratio of the allowance for loan losses to total loans as of December 31, 2021, 2022 and 2023, see “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data.”

The write-off process is performed with prior approval of our board of Directors and the SBS. Potential write-offs are considered by the board of Directors on a case-by-case basis. Provision for credit losses on loan portfolio, net of recoveries, increased to S/3,622.3 million in 2023 from S/1,811.5 million in 2022. The increase is primarily explained by a deterioration in payment capacity among clients in retail segments at BCP Stand-Alone and Mibanco. Additionally, our estimates for key macroeconomic variables such as inflation, interest rates and GDP growth were revised downwards due to the economic environment experienced in 2023.

7.3.12 Allocation of allowance for loan losses

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, microbusiness, consumer, and residential mortgage loans at the dates indicated (see also Note 7(c) to the consolidated financial statements):

	As of December 31,
	2021	2022	2023
Allowance for loan losses for:	(in thousands of Soles)
Commercial loans	3,991,453	3,912,043	3,583,222
Microbusiness	2,208,049	1,970,027	2,067,488
Consumer loans	1,896,776	1,680,768	2,034,614
Residential mortgage loans	974,733	968,148	960,621
Total	9,071,011	8,530,986	8,645,945

Credicorp’s total allowance for loan losses increased by 1.3% from December 31, 2022, to December 31, 2023. This was mainly driven by the deterioration of the macroeconomic view (both observed and projected), which had a higher impact on consumer and microbusiness loans at BCP Stand-alone, and by efforts to penetrate higher yield and riskier segments mainly on microbusiness loans at BCP Stand-alone. The aforementioned was partially offset by (i) the flow of write-offs made throughout the year, which mainly impacted consumer loans at BCP Stand-alone and microbusiness and consumer loans at both BCP Stand-alone and Mibanco, and (ii) to a lesser extent, the decrease of the USD/PEN exchange rate.

The main methodological calibrations made at internal credit risk models are see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – 11.4 Managed Risk - a) Credit Risk – Measurement of expected credit losses”.

7.3.13 Credit Ratios

The following table sets forth our ratio of allowance for loan losses to total loans outstanding and, for both total loans and each type of loan, net write-offs to average loans outstanding, as well as the components of these ratios, at and for the years ended December 31, 2021, 2022 and 2023.

	Year ended December 31,
	2021	2022	2023
	(in thousands of Soles, except percentages)
Allowance for credit losses to total loans outstanding	6.44%	6.04%	6.29%
Allowance for credit losses	(9,071,011)	(8,530,986)	(8,645,945)
Total loans outstanding	140,854,380	141,244,490	137,350,087
Total net write-offs during the period to average loans outstanding	2.2%	1.7%	2.4%
Total net charge-offs during the period	(2,929,332)	(2,432,154)	(3,324,667)
Average loans outstanding	136,243,721	141,061,602	137,241,513
Net write-offs during the period to average loans outstanding
Loans:
Average amount outstanding	134,294,308	139,107,526	135,064,506
Net charge-offs during the period	(1,936,114)	(1,749,392)	(2,387,523)
Ratio of net charge-off/average amount outstanding	1.4%	1.3%	1.8%
Credit cards:
Average amount outstanding	5,140,892	5,746,531	6,426,866
Net charge-offs during the period	(498,625)	(208,423)	(548,932)
Ratio of net charge-off/average amount outstanding	9.7%	3.6%	8.5%
Leasing receivables:
Average amount outstanding	6,010,948	6,254,236	5,896,141
Net charge-offs during the period	-	-	-
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Discounted notes:
Average amount outstanding	1,999,481	2,589,806	2,660,493
Net charge-offs during the period	-	-	-
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Factoring receivables:
Average amount outstanding	2,623,819	3,624,665	3,184,821
Net charge-offs during the period	-	-	-
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Advances and overdrafts in current account:
Average amount outstanding	147,567	163,025	253,353
Net charge-offs during the period	-	-	-
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Refinanced loans:
Average amount outstanding	1,949,413	1,954,076	2,177,007
Net charge-offs during the period	(494,593)	(474,339)	(388,212)
Ratio of net charge-off/average amount outstanding	25.4%	24.3%	17.8%

The ratio of allowance for loan losses to total loans outstanding increased from 6.04% in 2022 to 6.29% in 2023, which was mainly driven by:

1.
The increase of the allowance for credit losses, which was mainly driven by: (i) the impairment of BCP’s consumer loan portfolio, which was reflected in the migrations to stage 3, and which was generated, among other things, by greater client leverage within a macroeconomic context of high inflation, (ii) the migration to stage 3 of loans to small and micro businesses from Mibanco Peru, and (iii) the record of the expected impact of the El Niño Phenomenon on provisions. The previous effects were partially offset, among other things, by the payments, recoveries and improvement in the credit profile of specific companies of BCP’s Wholesale Banking, and, in addition, by the write-offs of BCP and Mibanco Peru.

2.
Decrease of the total loans outstanding, which was mainly driven by: (i) the amortization of Reactiva Peru loans within BCP’s commercial credit portfolio, (ii) to a lesser extent, the fall in the PEN/USD exchange rate. The previous effects were partially offset, among other things, by the disbursements of general loans from BCP and loans to small and micro businesses from Mibanco Peru.

The aforementioned was partially offset by higher charge-offs during the year, mainly at Consumer and Credit Card Segments due to a deterioration in payment capacity among these clients. For more information about Credicorp’s Portfolio quality, please see “5.A Operating results – (5) Financial Position – 5.1 Total Assets”.

7.4 Deposits

The following table presents the components of our deposit base at the dates indicated:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles)
Demand deposits:
Sol-denominated	23,765,622	21,756,004	22,398,875
Foreign currency-denominated	34,864,039	26,711,244	25,830,448
Total	58,629,661	48,467,248	48,229,323
Savings deposits:
Sol-denominated	32,409,764	30,331,360	30,280,631
Foreign currency-denominated	24,535,498	24,437,685	22,095,182
Total	56,945,262	54,769,045	52,375,813
Time deposits:
Sol-denominated	12,607,182	18,267,699	19,265,835
Foreign currency-denominated (1)	15,316,621	19,210,570	22,024,176
Total	27,923,803	37,478,269	41,290,011
Severance indemnity deposits
Sol-denominated	2,733,699	2,669,127	2,295,879
Foreign currency-denominated	1,283,366	1,155,502	889,724
Total	4,017,065	3,824,629	3,185,603
Bank certificates
Sol-denominated	497,103	541,980	504,020
Foreign currency-denominated	830,587	876,760	690,633
Total	1,327,690	1,418,740	1,194,653
Total deposits:
Sol-denominated	72,013,370	73,566,170	74,745,240
Foreign currency-denominated	76,830,111	72,391,761	71,530,163
Total deposits and obligations without interest payable	148,843,481	145,957,931	146,275,403

(1) The presentation of certificates of deposits that were identified as negotiable were modified from term deposits to bonds in 2021.

Our total deposits and obligations without interest payable increased 0.2% from December 31, 2022, to December 31, 2023, which is attributable to an increase in the level of time deposits, mainly at BCP Stand-alone.

The following table presents the non-interest-bearing demand deposits and the interest-bearing demand deposits at the dates indicated:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles)
Sol-denominated:
Non-interest-bearing demand deposits	21,084,666	19,707,991	19,825,177
Interest-bearing demand deposits	2,680,956	2,048,013	2,573,698
Total	23,765,622	21,756,004	22,398,875
Foreign currency-denominated:
Non-interest-bearing demand deposits	30,766,541	23,638,160	22,409,322
Interest-bearing demand deposits	4,097,498	3,073,084	3,421,126
Total	34,864,039	26,711,244	25,830,448

Deposits are generally insured to mitigate depositor losses in the event of financial institution bankruptcy. The insured value of any deposit will vary depending on the country where the bank is located. As of December 31, 2023, deposits in Peru are insured by the Deposit Insurance Fund up to a maximum of S/123,810 (US$33,381) per depositor; in Colombia they are insured by the “Financial Institutions Guarantee Fund” (Fogafín) up to a maximum of S/47,850 (US$12,901) per depositor; in Bolivia they are insured by the Saver Protection Fund (FPAH) up to a maximum of S/48,790 (US$13,155) per depositor; in Panama deposits are not insured. In Peru, the insurance coverage supports nominal deposits, under any modality, of natural and private non-profit legal persons, as well as demand deposits of other legal persons. Said amount includes all insured deposits that a depositor has in the same financial institution. As of December 31, 2021, 2022 and 2023 the total insured deposits of the Group, which were estimated with the methodologies and assumptions used for regulatory requirements, totaled S/51,330.3 million, S/53,555.5 million and S/52,688.7 million, respectively. As of December 31, 2021, 2022 and 2023, the total uninsured deposits, without considering interest, totaled S/97,513.2 million, S/92,402.4 million and S/93,586.7 million, respectively.

Below are the Group’s aggregate estimated uninsured time deposits as of December 31, 2021, 2022, and 2023:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles)
Time deposits:
Maturing within 60 days	11,929,905	13,682,607	17,551,941
Maturing after 61 but within 90 days	1,442,319	2,453,651	3,268,967
Maturing after 91 but within 180 days	3,293,932	4,434,455	3,924,564
Maturing after 181 but within 360 days	3,233,596	5,466,573	4,723,712
Maturing after 361 days	5,514,827	6,861,927	5,517,415
Total time deposits	25,414,579	32,899,213	34,986,599

4. C     Organizational structure

(1)          Credicorp

The following tables show our organizational structure and the organization of our main subsidiaries as of December 31, 2023, indicating in each case its country of incorporation and ownership interest in the identified entities:

(1)	Grupo Crédito holds 100% of Tenpo under its control, which is the Fintech group of companies.
(2)	Grupo Credito holds 33.66% of Pacífico Compañía De Seguros y Reaseguros S.A.
(3)	Credicorp Capital Holding Peru S.A. holds 85.35% of Credicorp Capital Peru S.A.A., and Credicorp Capital Ltd holds an additional 12.84% of Credicorp Capital Peru S.A.A.
(4)	Grupo Crédito S.A. participates in 14.26% of Credicorp Capital Holding Colombia S.A.S.
(5)	Inversiones Credicorp Bolivia S.A. holds 51.95%.
(6)	Inversiones Credicorp Bolivia S.A. holds 51.87%.
(7)	Grupo Credito holds 4.99% of Mibanco Banco de la Microempresa S.A.

4. D     Property, plants, and equipment

As of December 31, 2023, we owned 281 properties (265 in Peru, 12 in Bolivia and 4 in Colombia) and leased 662 properties (470 in Peru, 57 in Bolivia ,129 in Colombia, 3 in Chile, 1 in Panama and 2 in United States), which we use for the operation of our branch network and our business. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 31, 2023, we had 663 bank branches, of which 323 were BCP Stand-alone branches, 46 were BCP Bolivia branches and 294 were Mibanco branches in Peru.

There are no significant encumbrances on any of our properties, and both our owned and leased properties have multi-risk property insurance. The respective policy is renewed annually and covers our properties against the risks of fire, natural disasters, and socio-political risks among others.

During the year 2023, the principal disbursement was related mainly to the purchase of furniture and fixtures, for the conditioning and remodeling of its various agencies and administrative offices. For more details on the balance of properties, plants and equipment in progress, see Note 9 to the consolidated financial statements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A          Operating results

(1) Management Discussion and Analysis

IFRS 17 replaces IFRS 4 Insurance Contracts for annual periods beginning on or after January 1, 2023. The Group has restated the 2022 information applying the transitional provisions of IFRS 17. As a result of the initial application of IFRS 17, the Group has restated its consolidated financial statements as of January 1, 2022, mainly recognizing a decrease in equity of S/210.8 million and as of December 31, 2022, an increase in equity of S/15.5 million and net income of S/14.7 million. Additionally, IFRS 17 requires that the net balances of insurance and reinsurance contract portfolios be presented as assets or liabilities, as appropriate, in the consolidated statement of financial position. In this sense, the amounts related to these accounts differ from what was previously presented under IFRS 4 as of December 31, 2022, and January 1, 2022 (transition date). For further detail please refer to Note 3b in the 2023 Audited Financial Statements.

Changes in the Methodology to Calculate Financial Indicators and their Reformulation:

I.	Net Interest Margin

Under IFRS 4, the numerator of the Net Interest Margin was comprised of the difference between Interest Income and Interest Expenses, and the denominator was comprised of average Interest Earning Assets.

Under IFRS 17, the numerator of the Net Interest Margin is comprised of the difference between Interest Income and Interest Expenses excluding “Financial Expense associated with the insurance and reinsurance activity, net.” given that this particular kind of interest expense is not associated with a source of funding. The denominator is comprised of average Interest Earning Assets.

II.	Funding Cost

Under IFRS 4, the numerator of the Funding Cost is comprised of the balance of the “Interest Expenses” account, and the denominator is comprised of average Funding balance.

Under IFRS 17, the Funding Cost is comprised of the balance of the “Interest Expenses” account excluding “Financial expense associated with insurance and reinsurance activity, net.” given that this particular type of expense is not associated with a source of funding. The denominator is comprised of the average Funding balance.

III.	Efficiency Ratio

Under IFRS 4, the numerator of the Efficiency Ratio is comprised of the total of the “Salaries and Employee Benefits”, “Administrative Expenses”, “Depreciation and Amortization”, “Expenses for Participation in Association”, and the “Acquisition Cost” accounts. Collectively, these accounts constitute “Operating Expenses.” The denominator of the Efficiency Ratio is comprised of “Interest Income, net”, “Fee income, net”, “Net gain on FX transactions”, “Gain on Investments in Associates”, “Gain on derivatives”, “Net gain on Exchange Differences”, and the “Net Earned Premiums” account. Collectively, these accounts constitute “Operating Income.”

Under IFRS 17, the numerator of the Efficiency Ratio is comprised of “Salaries and Employee Benefits”, “Administrative Expenses”, “Depreciation and Amortization”, and “Expenses for Participation in Association”. The numerator now excludes “Acquisition Cost” as it no longer exists in the Profit and Loss Statement. Collectively, these accounts now constitute “Operating Expenses.” The denominator of the Efficiency Ratio is comprised of “Interest Income, net”, “Fee income, net”, “Net gain on FX transactions”, “Gain on Investments in Associates”, “Gain on derivatives”, “Net gain on Exchange Differences”, and the “Insurance Underwriting Result” account. Collectively, these accounts now constitute “Operating Income”.

It is important to note that the result of replacing the “Net Earned Premiums” account with the “Insurance Underwriting Result” in the denominator of the Efficiency Ratio is in fact very significant (upward). The aforementioned is due to the fact that the balance of Insurance Technical Results is usually materially lower than the balance of “Net Earned Premiums”, as “Insurance Technical Results” have embedded the impact of charges for Incurred Claims.

a) General Economic Conditions

In 2023, the global economy surprised positively despite the emergence of new challenges such as the regional banking problems in the United States and Europe and the war between Israel and Hamas that added to the war between Russia and Ukraine (ongoing since the beginning of 2022). The main developed economies, the United States and the Eurozone, avoided falling into one of the most anticipated recessions by market consensus and showed significant resilience to the increase in monetary policy rates to levels not seen in more than two decades. Furthermore, within emerging economies, China avoided a larger impact of the real estate crisis and managed to exceed the government’s growth goal. In Peru, however, GDP fell 0.6%, its worst contraction in the period between 1991 and 2023. Several shocks explained this negative performance. Among the most important shocks, the social conflicts of the beginning of the year and El Niño Costero reduced GDP growth by 2 percentage points, according to the BCRP.

Inflation measured using the Consumer Price Index of Metropolitan Lima (CPI), closed 2023 at 3.2% YoY, slightly exceeding the upper bound of the BCRP’s target range of 1% to 3%. The core CPI (excludes energy and food prices) ended the year at 2.9% YoY, within the monetary authority target range after two consecutive years above it. Due to the sustained reduction of inflation and inflation expectations during the year, the BCRP cut rates, as did most Latam countries. The BCRP reduced its monetary policy rate from a peak of 7.75% (between January and August 2023) to 6.00% in April 2024.

b) Credicorp 2023 Financial Performance

In 2023, Credicorp generated S/4,865.5 million of net profit attributable to its equity holders, with net basic earnings of S/61.0 per common share attributable to its equity holders, as compared with S/4,647.8 million of net profit attributable to its equity holders, with net basic earnings of S/58.3 per common share attributable to its equity holders in 2022. This translates to a return on average assets (ROAA) of 2.01% and a return on average equity (ROAE) of 15.83% in 2023, up from 1.97% and down from 16.81% in 2022, respectively.

As of December 31, 2023, total loans totaled S/144,976.1 million, representing a decrease of 2.5% compared to S/148,626.4 million as of December 31, 2022. This drop was due to amortizations of Reactiva loans and lower disbursements in Wholesale Banking, partially offset by the growth in structural loans across all segments in Retail Banking and by a significant uptick in lending in the second quarter of the year at Mibanco. Total deposits without interest payable were S/146,275.4 million as of December 31, 2023, representing an increase of S/317.4 million from S/145,957.9 million as of December 31, 2022. This rise was mainly driven by a 9.2% increase in Time Deposits, from S/38,897.0 million as of December 31, 2022, to S/42,484.7 as of December 31, 2023. This migration into Time Deposits and away from Demand and Savings Deposits was because of the high-interest rate environment. The decrease in Saving Deposits was attributable to a normalization in liquidity levels.

In 2023, net interest income was S/12,938.0 million, up from S/11,091.6 million in 2022, representing an increase of 16.6%. This evolution was driven by an uptick in interest income, which reflected growth in retail loans, partially offset by a decrease in wholesale banking loans. On the funding side, interest expense increased primarily due to growth in the balance of term deposits which carried higher interest rates. These dynamics maintained a relatively stable yield on Interest Earning Assets despite a decrease in local interest rates, while the funding cost declined due to a faster repricing of term deposits. In this context, NIM was 6.01% in 2023 (considering the average of the beginning of period and end of period balances), 92 bps above the figure reported in 2022.

The provisions for credit losses on the loan portfolio, net of recoveries, totaled S/3,622.3 million for 2023, representing an increase of 100.0% compared to S/1,811.5 million for 2022. This change was mainly driven by a deterioration in payment capacity among clients from older vintages in Consumer and Credit Cards, a deterioration of old loans concentrated in higher-risk segments in SME-Pyme and a drop in the payment capacity of overindebted clients at Mibanco. Moreover, the last quarter of 2023 includes an additional charge for provisions set aside for “El Niño” Phenomenon. Thus, the cost of risk in 2023 was 2.50% as compared to 1.22% in 2022. Additionally, the expansion registered by the non-performing loan portfolio led to a subsequent decrease in the coverage ratio for the non-performing loan portfolio, which was 97.0% in 2023, as compared to 97.9% in 2022.

In 2023, other income totaled S/5,655.8 million, representing a 11.6% increase compared to S/5,066.1 million in 2022. This was attributable to Net Gain on Securities and Net Fee Income driven by trading strategies mainly at Credicorp Capital and higher volume of fees at BCP Bolivia, respectively. Net Gain on Securities grew S/407.1 million from S/(99.0) million to S/308.1 million while Net Fee Income grew S/161.6 million, or 4.4%, from S/3,642.9 million to S/3,804.5 million.

Credicorp’s underwriting result was S/1,211.1 million in 2023, representing an increase of S/369.7 million, compared to S/841.4 million in 2022. This variation was driven mainly by an increase in income from insurance services, primarily in Life Business and Crediseguros, and secondarily by a less favorable reinsurance result. These dynamics were partially offset by an uptick in expenses for insurance services, mainly in P & C due to growth in claims expenses.

The efficiency ratio in 2023 improved by 142 bps to 46.1% (as compared to 47.5% in 2022), which was due to an increase in income, primarily in net interest income.

c) LoBs Highlights

Universal Banking ROAE BCP Stand-alone: 20.6% BCP Bolivia: 9.5%
•	BCP Stand-alone net interest income was S/9,818.1 million in 2023, up by S/1,774.9 million, or 22.1%, compared to 2022.
•	BCP Stand-alone cost of risk was 2.20% in 2023, up 121 bps from 2022.
•	BCP Stand-alone other income was S/4,511.2 million in 2023, down by S/17.9 million, or 0.4%, from 2022.
•	BCP Stand-alone efficiency ratio was 38.8% for 2023, down by 197 bps compared to 40.8% in 2022.
•	BCP Stand-alone CET1 ratio was 13.20% in 2023, compared to 12.59% in 2022.
Microfinance ROAE Mibanco: 7.1% Mibanco Colombia: -19.7%
•	Mibanco net interest income was S/2,160.5 million in 2023, up 1.0% compared to the S/2,139.1 total for 2022.
•	Mibanco cost of risk was 6.20% in 2023, up 272 bps from 3.48% in 2022.
•	Mibanco non-interest income in 2023 was S/161.4 million, up 27.0% from S/126.9 million in 2022
•	Mibanco efficiency ratio was 52.7% for 2023, up by 140 bps compared to 51.3% for 2022.
•	Mibanco CET1 ratio was 18.37% in 2023, compared to 16..46% in 2022.

Insurance and Pension Funds ROAE Grupo Pacífico: 29.4% Prima AFP: 30.0%
•	Grupo Pacífico’s income for insurance service was S/3,407.9 million in 2023, up 10.6% from S/3,081.8 million in 2022.
•	Grupo Pacífico’s expenses for insurance service were S/2,255.4 million in 2023, up 1.2% from S/2,229.7 million in 2022.
•	Grupo Pacífico insurance underwriting result was S/726,182 million in 2023, compared to S/391,204 million in 2022.
•	Prima AFP income from commission was S/351.0 million in 2023, down 6.1% from S/373.7 million in 2022.
Investment Management & Advisory ROAE Credicorp Capital: 6.3% Atlantic Security Bank: 16.7%
•	Credicorp Capital net income was S/28.6 million, down 46.5% from S/53.5 million reported in 2022.
•	ASB Bank Corp.’s net income was S/132.8 million, up by 154.4% from S/52.2 million reported in 2022.
•	Total assets under management in the Asset management business were S/72,728 million as of December 31, 2023, up from S/68,124 million as of December 31, 2022.
•	Total assets under management in the Wealth Management business was S/62,592 million in 2023, compared to S/58,037 million in 2022.

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

Under President Vizcarra’s term, political turmoil continued. On December 9, 2018, a nationwide referendum was held to address the following issues: (i) ban re-election of members of Peru’s congress, (ii) reforms regarding financing for political parties, (iii) a reform of the judiciary system, and (iv) return to the bicameral parliamentary system. All the reforms, other than the bicameral parliament, were approved. Moreover, President Vizcarra dissolved the congress on September 30, 2019, after it delivered two votes of no-confidence to two different cabinets during the same presidential term and called for parliamentary elections on January 26, 2020. Hours after Vizcarra’s decision, the congress responded by approving his suspension of presidential functions, and the vice president, Mercedes Araoz, was sworn in as President. On January 15, 2020, the Constitutional Court ruled (by 4 votes to 3) that the dissolution of Peru’s congress was constitutional. The parliamentary elections of January 2020 delivered a new congress with a plan to carry out its functions until July 2021. After a first presidential vacancy motion failed in September 2020, in November 2020, the congress presented a second presidential vacancy motion based on corruption allegations against Vizcarra in his term as a Regional Governor from 2011 to 2014. The motion succeeded, with 105 votes cast in favor. On November 10, 2020, Manuel Merino, president of Peru’s congress, assumed control of the government. This political move generated riots across the country, mainly in Lima and particularly among the young adult population. On November 15, 2020, President Merino resigned, amid extremely high political turmoil and uncertainty that had not been seen in Peru in 20 years. Peru’s congress elected a new Directive Board led by Francisco Sagasti, and on November 16, 2020, Sagasti assumed the presidency for a term set to end on July 28, 2021.

In 2021, the political environment worsened after Pedro Castillo, of the far-left party Peru Libre, won the presidential elections with 50.13% of the votes on the second round against Keiko Fujimori, daughter of the former president Alberto Fujimori. It was the third consecutive loss for the presidential candidate Fujimori. These results brought about an important fragmentation of Peru’s congress, with 10 political parties becoming part of the congress’s composition. This fragmentation of political forces was noted by all major rating agencies. According to Fitch Ratings report of December 2022, severe tensions between the president and congress had produced a gridlock and hampered government effectiveness. Also, risk perception and political and regulatory uncertainty in Peru increased following continuous messages from the executive promoting greater state control of the economy, changes towards a new system of universal pension plans, the expropriation of various mining and hydrocarbon operations, and a new constituent assembly. As a result of this risky and uncertain environment, in the second quarter of 2021, short-term capital outflows reached an all-time peak of 13.2% of GDP. Additionally, in September 2021, the credit rating agency Moody’s reduced Peru’s foreign-currency long-term debt credit rating to Baa1 from A3 and changed the country’s outlook level from negative to stable. In October 2021, the rating agency Standard and Poor’s kept Peru’s credit rating at A- but lowered the outlook to negative from stable.

Between July 2021 and December 2022, Castillo appointed 5 prime ministers and named more than 70 other governmental ministers. At the end of year 2022 and the beginning of 2023, Peru experienced one of its worst social and political crises in decades after a failed coup attempt on December 7, 2022, by former president Pedro Castillo, triggered and exacerbated massive protests. On the day of a debate by Peru’s congress on a third motion to impeach Castillo, in a message to the Nation, Castillo announced the temporary dissolution of Peru’s congress, the execution of new elections for a congress with constituent powers, and the restructuring of the justice system. The police and armed forces released a joint statement saying they respected the constitutional order and key members of Castillo’s government spoke out in rejection of the coup. The same day Peru’s congress voted to remove him from office due to moral incapacity, and Castillo was arrested under charges of rebellion and conspiracy and is currently in jail. In turn, Vice President Dina Boluarte was sworn in as Peru’s first female president.

Since Boluarte took office, social unrest exacerbated and erupted, mainly in the southern regions of Peru, where Castillo had an important base and followers. Protests were violent; at least sixty people died between civilians, police and military during social demonstrations, there were several road blockages and various regional airports had to suspend operations temporarily as infrastructure was damaged. As such, they negatively affected the tourism, hospitality, transportation, construction and retail sectors. Some mining operations were also disrupted as they faced road blockages and lack of supplies These protests ended in February 2023, and since then other attempts of social protest have not gained much traction. However, there is no assurance as to when our country could face similar social unrest.

Boluarte initially appointed a cabinet, led by former state prosecutor Pedro Angulo, whose members were widely regarded as technocratic but with limited political capacity. On December 21, 2022, Boluarte reshuffled her cabinet and promoted the country’s Defense Minister, Alberto Otarola, to Prime Minister. Mr. Otarola is a lawyer from Ancash with prior public policy experience as Minister of Defense during the presidency of Ollanta Humala. Alex Contreras, an orthodox economist with more than 15 years of public policy experience, was ratified as the new head of the MEF.

More recently, in February 2024, President Boluarte announced changes to her Ministerial cabinet. She replaced four ministers (Economy and Finance, Energy and Mines, Environment and Defense). Jorge Arista was sworn in as a replacement for Alex Contreras in the Ministry of Economy and Finance. Arista began his career in the public sector in 1990 when he was the National Director of Public Budget at the Ministry of Economy and Finance. Since then, Arista has held various key roles in public administration; he served as Deputy Minister of Finance under the government of Alan García, was regional president of Amazonas (his native region) between 2011-2014, Minister of Agriculture and Irrigation during the government of Pedro Pablo Kuczynski and Minister of Economy and Finance during the short-lived presidency (5 days) by Manuel Merino. In the Ministry of Energy and Mines, Rómulo Mucho, who replaced Oscar Vera, served as Deputy Minister of Mines (2005-2006) during the government of Alejandro Toledo. During this period, he facilitated, mediated, and negotiated socio-environmental conflicts involving companies such as Tintaya, Majaz, Las Bambas, and Yanacocha.

Days later, on March 5, 2024, Prime Minister, Alberto Otárola, resigned over allegations of influence-peddling. Gustavo Adrianzén, was sworn in as his replacement; he is specialized in human rights and most recently served as Peru’s ambassador to the Organization of American States.

On April 1, 2024, President Dina Boularte reshuffled her cabinet again, just days before the new prime minister, Adrianzen, heads to Congress to request a vote of confidence in the cabinet. Boularte appointed 6 new ministers: Sergio Gonzáles as Minister of Production, Walter Ortiz as minister of the Interior, Morgan Quero as minister of Education, Elizabeth Galdo as Minister of Foreign Trade and Tourism, Jennifer Contreras as Minister of Agrarian Development and Irrigation, and Angela Hernandez as Minister of Women and Vulnerable Populations. On April 3, 2024 the renewed Cabinet obtained the confidence vote from Congress.

On March 6, 2024, the Peruvian Congress approved, by more than the required two thirds, a majority proposal to introduce a 60-seat senate to the current unicameral setup of the legislative branch. It also approved allowance of consecutive legislative reelection. According to Moody’s, the constitutional overhaul aims to curve the excessive power Congress has and the reform will introduce new checks and balances.

Macroeconomic Environment

The adoption of market-oriented macroeconomic policies since the early 1990s, and two decades of strong macroeconomic fundamental outlook for Peru’s economy along with credit rating improvements (reached investment grade in 2008) allowed the country to grow at an average annual rate of 4.9% from 2001 to 2019, according to data from the BCRP. Between 2001 and 2013, the Peruvian economy, on average, outperformed the global economy primarily due to favorable metal prices and financial conditions. Nonetheless, since 2014, the Peruvian economy has been affected by several economic shocks such as the decline in metal prices, the contraction of public investment, the El Niño Phenomenon of 2017 and 2023, the Lava-Jato corruption investigations, the COVID-19 pandemic, higher inflation due to global factors, and political turmoil. As such, the average annual growth rate for the Peruvian economy from 2014 through 2019, before the global COVID-19 pandemic, stood at 3.1% and remained among the highest of the Latin American region economies. After the pandemic shock of 2020, the economy rebounded 13.4% in 2021 and grew 2.7% in 2022. In 2023, affected by multiple shocks (social protests of the beginning of the year and weather events as the cyclone Yaku and “Coastal El Niño”), GDP fell 0.6%, its worst performance since 1990 (-5.0%), excluding the pandemic.

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

Peruvian policymakers have kept a conservative and prudent approach to fiscal policy and government spending, and Peru’s fiscal policy has evolved since 1999 to promote sound macroeconomic fundamentals. Peru’s public debt-to-GDP ratio fell from 51.5% in 1999 to 26.6% in 2019 (pre-pandemic) as the government cut spending and privatized most state-run enterprises. Peru’s fiscal position also benefited from the accumulation of surpluses in various years in the period from 2004 to 2013, which helped Peru face the pandemic in 2020 and 2021. After the COVID-19 shock which lead the fiscal deficit to increase to 8.9% of GDP, the fiscal deficit fell to 2.5% of GDP in 2021 and to 1.6% of GDP in 2022. In 2023, It increased to 2.8% of GDP explained, to a greater extent, by the fall in fiscal revenues from 22.1% of GDP to 19.8% of GDP. The ratio of public debt to GDP stood at 32.9% in 2023, one of the lowest in emerging markets.

In 1999, the government approved the Law of Responsibility and Fiscal Transparency (Law No. 27245), which included a set of macroeconomic fiscal rules that gradually evolved in the years leading up to 2019. In 2016, the legislative decree No 1276 included as main rules: (a) the fiscal deficit must not exceed 1% of GDP; (b) public debt cannot exceed 30% of GDP (established by Law No. 30999 in 2013). In exceptional cases of financial volatility, and only if other fiscal rules are met, a temporal deviation of 4 percentage points of GDP is allowed; (c) the real growth rate of non-financial spending by the government is limited by long-run real GDP growth of the economy (+/- 1%). Compliance with this rule assumes mutual compliance with the two prior fiscal rules; and (d) current spending by the government, excluding for maintenance, cannot exceed the long-run real GDP growth of the economy (-1%). Amid the COVID-19 pandemic, fiscal rules were suspended exceptionally for the years 2020 and 2021, by Legislative Decree No.1457, published on April 12, 2020. In 2021, by Urgency Decree N° 079-2021, the rules for 2022 were established: (i) a cap of 3.7% of GDP for the fiscal deficit and (ii) a limit of 38.0% of GDP for the public debt. In April 2022, a bill setting the fiscal rules for the following years was approved by congress. This bill included the following as its main rules: (i) the fiscal deficit should not exceed 2.4% of GDP in 2023, 2.0% of GDP in 2024, 1.5% of GDP in 2025 and 1.0% of GDP starting 2026 onward; and (ii) public debt should not be higher than 38.0% of GDP, and in a maximum timeframe of 10 years, public debt should be below 30.0% of GDP. Hence, the fiscal debt ceiling was surpassed in 2023 due to the contraction of GDP, and the fiscal council warned that the failure to comply with the fiscal deficit rule could generate a problem of credibility regarding fiscal policy, an essential element to attract private investment and promote macroeconomic stability.

On the topic of Peru’s monetary policy, the BCRP obtained its constitutional independence in 1992 and officially presides over a reserve banking system. The BCRP Board of Governors is composed by 7 members; the executive and legislative branch choose three each, and the president is designated by the executive power and ratified by the Congress permanent commission. The actual president, Julio Velarde, has held this position since October 2006. Regarding the inflation targeting scheme adopted by the BCRP in 2002, the BCRP established an inflation target of 2.5% (+/- 1%). In 2007, the target was reduced to 2.0% (+/- 1%), among the lowest in Latin America, reflecting the BCRP’s commitment to price stability. The BCRP has foreign reserves that, at the end of 2023, totaled US$71.0 billion (approximately 27% of Peru’s GDP), among the highest levels worldwide. As of December 31, 2024, net foreign reserves totaled at US$71.0 billion. The BCRP also has other mechanisms to provide liquidity to Peru’s domestic financial system. In coordination with the SBS, the BCRP also sets regulations for the financial system, including pension funds. The SBS is the entity in charge of regulating all financial institutions, insurance companies and pension funds administrators.

Regarding the exchange rate, the BCRP abandoned its exchange rate peg (also known as a fixed exchange rate) in August 1990 and moved to a so-called dirty floating exchange rate regime (also known as a managed float). Since its inception, the dirty floating exchange rate regime has been subject to intervention by the central bank to smooth out exchange rate volatility. One key motivation to intervene in this manner in the FX market is Peru’s high degree of financial dollarization, although it has been on a clearly decreasing path. The loans financial dollarization (loans denominated in US dollars as a percentage of total loans) has decreased from 80.5% in December 2000 to 43.9% in December 2010 and to 23.3% in December 2023. BCRP’s current dirty floating exchange rate regime pursues a discretionary type of intervention, based on daily assessments of FX market conditions.

For further information, see “Item 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”.

Macroeconomic Results

In 2020, the global economy was shocked by the COVID-19 pandemic, which led to historical economic contraction, amid the effects of quarantines implemented to mitigate contagion. Lower revenues and higher spending significantly weakened fiscal accounts, resulting in higher fiscal deficits as percentages of GDP not seen in decades. This plus a complex political environment resulted in credit rating downgrades. In that context, in 2020, the Peruvian economy contracted 10.9%. In December 2020, Fitch revised Peru’s sovereign credit rating outlook in long-term foreign currency from Stable to Negative while affirming its BBB+ rating. According to Fitch, Peru has a negative outlook due to a weakened government balance sheet and a deterioration of policy predictability, as congressional populist measures were adopted. Fitch’s reasoning was that the weakening of political cohesiveness and other political institutions since 2016 had undermined the government’s capacity to adopt wide-ranging fiscal, political, and productivity-enhancing economic reforms.

In 2021, despite a highly fragmented political environment that resulted in weak business expectations, the Peruvian economy rebounded 13.4%, showing strong resilience helped by the reopening of the economy, the government public credit guaranteed program “Reactiva Peru”, an acceptable vaccination process and historically high terms of trade as commodity prices rallied (such as the average price of copper increasing 51% compared to 2020). Other factors that contributed to the rebound were: (i) the disposal of savings from pension funds accounts and (ii) expansionary monetary (BCRP cut its policy rate to a minimum of 0,25%) and fiscal policies. In the last quarter of 2021, Peru’s GDP recovered to pre-pandemic levels.

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

In 2023, GDP fell 0.6%, the worst performance of the Peruvian economy since 1990 (-5.0%), excluding the pandemic. Several factors explained this contraction. Among the most important, social conflicts and the El Niño Costero weather phenomenon reduced GDP growth by almost two percentage points, according to the BCRP. In addition to these factors, the Peruvian economy was also affected by: (i) inflation that remained high (especially the food component) despite the recent slowdown, (ii) real wages that remained below pre-pandemic levels, (iii) real interest rates at two-decade highs due to the Central Bank’s effort to control inflation, (iv) political uncertainty, and (v) absence of new large projects for private investment. Domestic demand fell 1.7% due to the drop of 7.2% in private investment (lack of large new projects after the entry into production of Quellaveco mine, which meant an investment of US$5.5 billion) and private consumption that grew just 0.1%, its worst record since 1999, excluding the pandemic.

Inflation became a global issue, as almost every country in the world grappled with soaring prices in 2022. In 2023, inflation fell faster than expected in most regions due to the unwinding of supply-side issues, falling oil and agricultural prices and restrictive monetary policies. In Peru, the weakness of domestic demand also had a role in reducing inflation; measured using the consumer price index (CPI), inflation fell from a peak of 8.8% (highest in 26 years) in June 2022 to 3.2% in December 2023 due to the reversal of supply shocks in the agricultural sector of the beginning of the year, normalization of global supply chains and lower commodity prices (2023 average; wheat: -28%, corn: -18%; soy: -8% and crude oil: WTI -17%). Core inflation (excludes food and energy) closed the year 2023 at 2.9% YoY after reaching a peak of 5.9% in May 2023, returning to the BCRP target range of between 1% - 3% after two consecutive years of surpassing it, among one of the first countries where core inflation returned to target.

In 2022, to avoid the de-anchoring of inflation expectations and to return inflation to its target range, the BCRP adopted an aggressive hiking rate cycle, as did most developed and emerging countries. The BCRP increased its monetary policy rate from 0.25% in July 2021 to 7.75% (historical high) in January 2023. Between February and August, the BCRP opted to keep the rate stable at 7.75%. In September, the rate cut cycle began with a reduction of 25 basis points to 7.50%, a movement that was followed by five consecutive monthly cuts to 6.25% in February 2024. Thus, as of February 16, the cumulative cuts total 150 basis points. According to the BCRP monetary policy statements, the decision of cutting its rate does not imply, necessarily, a successive cycle of interest rate reductions. Hence, future policy rate adjustments will be conditioned to new incoming information regarding inflation and its determinants.

Regarding the members of the BCRP Board of Directors, in October 2021, Peru’s newly elected government and congress ratified Julio Velarde as the BCRP’s president (a position that he has held since 2006) and elected three of the six directors on the Board to join Velarde: the economists Roxana Barrantes, José Távara and Germán Alarco. Congress appointed the other three directors: Carlos Oliva (ex-Minister of Finance), Diego Macera and Marylin Choy. The Board of the BCRP is made up of 7 members: 1 president of the Board of directors and 6 directors. The executive branch appoints the chairman of the board and three directors, while the congress appoints another three directors and ratifies the BCRP’s president.

In Peru, the current account balance improved from a deficit of 4.0% of GDP at the end of 2022 to a surplus of 0.6% of GDP in 2023, the best result in 16 years excluding the pandemic. This reduction responded, mainly, to the increase in the trade balance surplus from US$10.3 billion in 2022 to US$ 17.4 billion in 2023, a historical high. Imports fell 11.0% due to domestic demand weakness and lower food commodity prices, while exports rose 1.5%. Additionally, the lowest current account deficit was explained by the fall of freight costs, lower profits of the companies with foreign direct investment and higher flows of remittances from abroad. Additionally, terms of trade grew 5.3% YoY in 2023, due to a decrease of 6.8% of import prices (lower oil and food prices), larger than the decrease of 1.9% of export prices (minerals and hydrocarbons). In December 2023, the terms of trade index stood at 115.1, just 3% below the all-time high reached in June 2021.

According to BCRP, the exchange rate closed the year 2023 at USDPEN 3.71, an appreciation of 2.7% with respect to the end of 2022. In October, the exchange rate weakened towards USDPEN 3.88, close to the highest level of the year of USDPEN 3.90 reached in January, due to the increase in the US 10-year treasury yield to its highest since 2007. In the Latin-American region, the Colombian Peso, the Mexican peso, and the Brazilian real appreciated 20.1%, 12.8% and 9.5%, respectively, while the Chilean Peso depreciated 3.6% on behalf of the aggressive monetary easing cycle. The foregoing occurred in a year when the global dollar (DXY index) weakened 0.5% (year average) due to the expectation of the end of the Federal Reserve’s rate hike cycle.

The Exchange rate is still far from its historical high of USDPEN 4.14 reached in October 2021 amid the political instability caused by Pedro Castillo’s government.

In this context, in 2023, the BCRP sold US$81 million in the spot market, much less than the US$1.2 billion sold in 2022, and the record of US$11.6 billion sold in 2021. Outstanding FX swaps increased from PEN 38,100 million in 2022 to S/45,176 million. International reserves closed the year 2023 at US$71.0 billion, approximately 27% of GDP, one of the world’s highest percentages, compared to US$71.9 billion in 2022.

At the beginning of 2024, depreciation pressures towards emerging market currencies revived after hawkish comments from the FED pushed back market expectations of rate cuts. The market has reduced the number of 25 basis points rate cuts expected for this year from 7 in December 2023 to 4 in February 2024. As a result, Latin-American currencies have weakened, including the USDPEN that depreciated 3.1% between December 2023 and February 16, 2024. Accordingly, between February 2 and February 16, the BCRP has actively intervened in the spot market. It has sold USD every day except for two and has accumulated USD sales of US$223 million.

With respect to the fiscal accounts, post-COVID Peru did a remarkable effort to return the deficit to acceptable levels, decreasing its deficit from 8.9% of GDP in 2020 to 2.5% in 2021 and to 1.7% in 2022, among the lowest ratios in the region. However, in 2023, the fiscal deficit rose to 2.8% of GDP due to lower revenues. As a percentage of GDP, current fiscal revenues fell from 22.1% in December 2022 to 19.8% one year later, while non-financial spending fell from 22.0% to 20.9% in the same period. We believe solid fiscal performance within the framework of responsibility and sustainability is one of Peru’s strongest fiscal fundamentals. This strategy supports the low public debt-to-GDP ratios that the Peruvian economy has exhibited over the last years, also among the lowest ratios in the region (32.9% of GDP in 2023). However, in 2023, the fiscal deficit rule of 2.4% of GDP was breached, and the fiscal council warned that the failure to comply with the rule could generate a problem of credibility regarding fiscal policy, an essential element to attract private investment and promote macroeconomic stability.

In January 2023, Moody’s changed Peru’s credit rating outlook from stable to negative (kept the rating at Baa1) due to the intensification of social and political risks which threatened, over the next few years, a deterioration in institutional cohesion, governability, policy effectiveness and economic strength through successive governments. Months later, in October 2023, Fitch affirmed the sovereign rating (BBB) and outlook (negative). The movement came one year after changing the outlook to negative. The agency stated that the negative outlook reflected continued high level of political uncertainties in Peru and further deterioration in governance that have undermined private investment and are weighing on economic growth prospects. In February 2024, S&P reaffirmed its BBB rating with negative outlook. Hence, the three credit rating agencies assign a negative outlook on Peru’s rating. And, S&P and Fitch have the rating two-steps above investment grade.

Macroeconomic Indicators for Peru	2020	2021	2022	2023
GDP (Millions of US Dollars)	205,933	226,140	245,209	268,027
Real GDP (% change)	(10.9)	13.4	2.7	(0.6)
Inflation	2.0	6.4	8.5	3.2
Reference Rate	0.25	2.50	7.50	6.75
Fiscal Balance (% GDP)	(8.9)	(2.5)	(1.7)	(2.8)
Public Debt (% GDP)	34.6	35.9	33.8	32.9
Financial System Loans (% change)	12.9	7.0	3.1	(0.8)
Current Account Balance (% GDP)	1.1	(2.2)	(4.0)	0.6
Exchange rate, end of period	3.62	3.99	3.81	3.71
Exchange rate, (% change)	9.4	10.2	(4.5)	(2.7)

In 2021, the Ministry of Finance successfully issued global bonds in March and October/November, denominated in USD and Euros. In March 2021, the Public Treasury issued the following USD-denominated bonds: (i) US$1.75 billion through the reopening of the 2031 bond and (ii) US$1.25 billion in bonds maturing in 2041 and US$1 billion in bonds maturing in 2051. It also issued EUR 825 million in a 2033 bond. Between October and November 2021, the Public Treasury issued USD-denominated bonds with a reopening in 2051 for US$750 million and two new sustainable bond references maturing in 2034 for US$2.25 billion and in 2072 for US$1 billion; in addition, it issued a new social bond reference maturing in 2036 for EUR 1 billion. In total, the Public Treasury issued US$8 billion and EUR 1.85 billion in global bonds. The March issuance, at a competitive cost, was intended to finance the financial requirements set forth in the Public Sector Budget Law for Fiscal Year 2021, a bill passed in late 2020 by Peru’s congress in order to address the budgetary needs of the country. The October/November issuances were intended to finance the country’s fiscal needs for 2022.

In 2022, the Ministry of Finance did not issue bonds in international markets.

In 2023, the Public Treasury returned to the international markets with a successful bond issuance in local currency, something not seen since 2019. In June, the government issued S/9,185 million (equivalent to approximately US$2,500 million) of its first sustainable bond in soles with a 10-year maturity (2033). The issuance of this new bond, which constitutes a new 10-year reference, was characterized by a large demand (around S/. 20,000 million at its best) that pushed rates lower (7.35%) below the initial offering (7.70%). According to the Minister of Economy and Finance, Alex Contreras, with this debt issuance investors recognize the strength and resilience of the Peruvian economy, its solid macroeconomic fundamentals, and the responsible management of its fiscal accounts. It was the largest operation in local currency, so far that year, in Latin America.

Macroeconomic Indicators 2023	Bolivia	Colombia	Chile	Panama
Real GDP (% change)	2.2	0.6	-0.2	7.3
Inflation	2.1	9.3	3.9	1.9
Reference Rate	N.A.	13.00	8.25	N.A.
Public Debt (as % GDP)	83.5	64.1	36.0	55.2
Exchange rate, end of period	6.96	3,875	881	N.A.
Exchange rate, (% change)	0.0	(20.1)	3.6	N.A.
N.A. – Not Applicable

In Bolivia, GDP slowed down to around 2.0% in 2023, according to local estimates, in a context of persistent fiscal imbalances, limited access to external financing, continued decline in international reserves and greater exchange rate uncertainty. Moreover, since February 2023, the country faced an increasing demand for dollars which demanded the adoption of several measures from the Central Bank such as: direct sale of dollars to the public, reduction of cash reserve requirements of USD denominated deposits, exchange of around 90% of its holdings of Special Drawing Rights (SDR) with the International Monetary Fund and monetization of gold reserves. The government also negotiated new loans with multilateral and bilateral entities. Despite these measures, Banks were forced to establish different types of limits for cash withdrawals and to increase fees charged for foreign transfers. As such, the exchange rate in the parallel market stands above the official one (USDBOB 6.96) by around 20% - 30% as of February 2024. International reserves, as of December 2023, were US$1.7 billion, 55% less than at the end of 2022. Additionally, a trade deficit of around 1.0% of GDP resulted from lower commodity prices (energy and agricultural) and lower gas production. Inflation, as well as in most parts of the world, slowed from 3.1% at the end of 2022 to 2.1% in 2023. Fiscal imbalances persisted, with a deficit around 7% of GDP and public debt above 80% of GDP at year-end 2023. In this challenging economic and political environment, in June 2023, Moody’s reaffirmed its rating at Caa1 but changed the outlook to negative; this movement came after cutting its rating in March 2023 from B2 to Caa1. In November 2023, S&P cut Bolivia’s credit rating by one notch, to CCC+ with negative outlook. Lastly, Fitch followed suit and, in February 2024, lowered the rating by two notches to CCC.

Colombia’s GDP slowed to 0.6% in 2023 after growing at one of the highest rates in 2022 (7.3%) as domestic demand registered its worst contraction since the national financial crisis of 1999 (excluding the pandemic). Private consumption continued to adjust after two previous years of unsustainable growth, private investment fell sharply and public spending barely grew amid budget under-execution by the Central Government. High inflation (9.3% YoY in December 2023) reduced consumers real income, while higher corporate taxes resulting from the 2021 and 2022 tax bills plus higher political uncertainty have weighed on private consumption and investment. The monetary policy stance remained restrictive as the Central Bank continued raising its rate from 12% at the end of December 2022 to 13.25% in April 2023; in the following months, they kept the rate stable until December when they decided to reduce its rate by 25 basis points to 13%, later than other Latam Central Banks. Regarding fiscal accounts, although the fiscal deficit was better than expected in 2023 (-4.2% of GDP), worries remain concerning the elevated levels of public debt (64% of GDP). Moody’s and Fitch, in 2023, made no changes to their sovereign credit rating nor to its stable outlook; only Standard and Poor’s made a move in February 2023 by changing the outlook to negative amid subdued economic growth. Fitch and S&P assign Colombia a speculative grade rating. Finally, the exchange rate closed 2023 with an appreciation of 20.1% (end of period) after significantly weakening in 2022 when it reached a historic high.

In Chile, the economy fell 0.2% in 2023, according to preliminary estimates. The performance of the Chilean economy has been related to a slowdown in household consumption and sluggish investment amid weak construction linked to the housing and real estate segment. Inflation stood at 3.9% YoY in December 2023, below 12.8% YoY a year ago; price adjustments have continued to recede amid the resolution of macroeconomic imbalances, the reduction of its current account deficit, the closing of the output gap, the normalization of aggregate demand after an unsustainable trend between 2021 and 2022, and the fading of cost-related shocks observed in the past few years. Regarding the fiscal accounts, the latest Public Finances Report showed that in 2023, the fiscal deficit would stand at 2.3% of GDP, while gross debt was forecasted at 38.2% of GDP. Finally, political noise and uncertainty have dropped after the rejection of the second constitutional plebiscite in December 2023 and the high probability of no new constitutional processes during the remainder of the current administration. In any case, the developments around the pension and tax reforms discussion are factors worth monitoring.

In 2023, Panama’s economic activity surprised to the upside with annual GDP growth of 7.3%. Large infrastructure and investment projects boosted growth. This happened even though Panama suffered its worst drought in 70 years due to “El Niño” weather phenomenon which disrupted activities in the Panama Canal. Looking forward, negative events, in addition to the massive social protests of 2022 and 2023 (largest in at least three decades), are expected to affect the outlook for the coming years. On November 28, Panama’s Supreme Court ruled the renegotiated contract between the government and Minera Panama unconstitutional, which meant the closure of the First Quantum’s copper mine. The importance of the mine to the country was undeniable: it was the largest private investment project in the country’s history with an amount equivalent to 10% of GDP, it was among the top 15 copper producing mines in the world and it generated around US$2.8 billion (3.7% of GDP) through copper exports. Additionally, at the beginning of November, Panamanian president Laurentino Cortizo signed into law an indefinite moratorium on new mining concessions and the prohibition of renewing existing concessions. As such, in an already challenging fiscal environment (public debt as a percentage of GDP: 55% in 2023), these events triggered movements from the main three credit rating agencies in the last quarter of 2023 and first quarter of 2024. In March, Fitch stripped Panama’s from its investment grade credit rating by lowering its rating from BBB- to BB+ with stable outlook. Moody’s placed Panama’s credit rating at the lowest possible scale for a security to be considered investment grade, with S&P one notch above it.

For further information, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – “Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities” and “Our business and results of operations could be negatively impacted by the pandemic virus (include COVID-19) outbreak or other public health crises beyond our control.

(3) Material accounting policies

3.1 Basis of presentation, use of estimates and changes in accounting policies

The accompanying consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. For further details, refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, a) Basis of presentation, use of estimates and changes in accounting policies”.

3.2 Consolidation

The consolidated financial statements comprise the financial statements of Credicorp and its controlled subsidiaries for all the years presented. Control is achieved when Credicorp is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For further details refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, c) Basis of Consolidation.”

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

Transactions and balances in foreign currency

Foreign currency transactions are those entered into in a currency other than the functional currency. These transactions are initially recorded by the Group’s entities at the exchange rates of their functional currencies at the transaction dates. For further detail refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, d) Functional, presentation and foreign currency transactions”.

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

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(j) to the consolidated financial statements), the Group calculates interest income by applying the EIR to the carrying amount of the asset, net of its provision for credit loss. If the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “interest and similar expenses” of the consolidated statement of income.

Dividends

Dividends are recorded as income when they are declared.

Commissions and fees

Income from commissions (which are not an integral part of the TIE) and fees are recognized as they are earned. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and fees for contingent credits.

Income from commissions and fees is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services. Performance obligations, as well as the timing of their satisfaction, are identified and determined at the time of contract. The Group’s revenue contracts do not include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally collected immediately after the provision of a service at a given time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it normally controls the services before transferring them to the client.

Non-interest income and expenses

All non-interest income and expenses are recorded in the period in which the performance obligation is satisfied or the expense has ocurred.

3.5 Insurance activities

Due the adoption of IFRS 17, the accounting policy related to insurance activity has changed applying for annual periods beginning on January 1, 2023, and the 2022 restated information.

For further details refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, f) Insurance activities”.

3.6 Financial Instruments: Initial recognition and subsequent measurement

The Group classified financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost, based on:

◾	The business model for managing the financial assets and

◾	The characteristics of the contractual cash flows of the financial asset.

The business model explains how the financial assets are managed to generate cash flows and does not depend on Management’s intention regarding to an individual instrument. Financial assets can be managed for the purpose of: (i) obtaining contractual cash flows; (ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate a business model, the Group considers the risks affecting the performance of the business model and the manner in which the performance of the business model is evaluated and reported to Management. If the cash flows are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets in this business model is not modified.

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

The reclassification of financial assets will take place when the business model that manages the financial assets is changed. We expect this type of change to be rare. These changes are determined by approval of the Group’s management as a result of external or internal changes, which must be significant for the Group’s operations and demonstrable to third parties. Financial liabilities are never reclassified. When the Group changes its business model for the management of financial assets, it will reclassify all affected financial assets prospectively from the reclassification date. The Group will not restate previously recognized gains, losses or interest (including gains or losses due to impairment of value).

For further detail refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, g) Financial instruments: Initial recognition and subsequent measurement”.

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

3.8 Offsetting financial instruments

Financial assets and liabilities made offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and management has the intention to settle on a net basis or realize the assets and settle the liability simultaneously.

73.9 Impairment of financial assets

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

Financial assets classified or designated at fair value through profit or loss and the equity instruments designated at fair value through other comprehensive income are not subject to an impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

For further details, refer to Note 3(j) (Material Accounting Policies: Impairment of financial assets)” to the consolidated financial statements.

3.10 Business combination

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination, the Group decides whether to measure the non-controlling interest in the acquire at fair value or at the proportional share in of identifiable net assets of the acquiree. Acquisition-related costs are recognized as expenses and are included as “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquire.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 “Financial instruments” is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again, and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, and any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

If there is a contractual obligation to acquire the shares of the non-controlling interest through a put option, the Group will initially recognize a liability at fair value through profit or loss equivalent to the market value of the non-controlling interest against the account “Reserves and others” in equity. After its initial recognition, the liability is measured at fair value, and changes are recorded in the income statement until the option is exercised. If the option expires without being exercised, the liability is derecognized by adjusting net equity.

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

Combinations of entities under common control

because it corresponds to a business combination in which all the entities or businesses that are combined are controlled, ultimately, by the same party or parties, before and after the business combination. In these transactions, the Group recognizes the assets acquired under the interest unification method, whereby the assets and liabilities of the combined companies are reflected at their book values and no goodwill is recognized as a result of the combination.

3.11 Goodwill

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

3.12 Impairment of non-financial assets

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

3.13 Derivative financial instruments and hedge accounting

Credicorp negotiates derivative financial instruments in order to satisfy clients’ needs. Credicorp may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes. Credicorp also uses derivative instruments to manage exposures to interest rates and foreign currency. In order to manage particular risks, Credicorp applies hedge accounting for transactions which meet the specified criteria. For further details about the accounting policies used for Derivative financial instruments, refer to “Note 3(u) (Material Accounting Policies: Derivative financial instruments and hedge accounting)” to the consolidated financial statements.

3.14 Fair value measurement

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

3.15 Segment reporting

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

3.16 Fiduciary activities, management of funds and pension funds

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

3.17 Cash and cash equivalents

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

3.18 Repurchase and reverse repurchase agreements and securities lending and borrowing

Securities sold under repurchase agreements at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recorded as an asset in “Cash and due from banks”, and the corresponding obligation to return it is recognized too, including accrued interest, as a liability in “Payables from repurchase agreements and securities lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price was treated as interest expense and accrued over the life of the agreement using the effective interest rate and was recognized in “Interest and similar expenses” in the consolidated statement of income.

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

On the other hand, securities purchased under reverse repurchase agreements on a specified future date are not recognized in the consolidated statement of financial position. Cash granted is recorded as an outgoing asset in “Cash and due from banks” account, and the corresponding right to charge it, including accrued interest, is recorded in “Cash collateral, reverse repurchase agreements and securities borrowing”, reflecting the transaction’s economic substance as a loan granted by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” in the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate method.

If securities purchased under reverse repurchase agreements are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position as “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income as “Net gain on securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(4) Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s LoBs, total external income from the universal banking LoB amounted to 68.7% and 69.8% of Credicorp’s total external income (which corresponds to total interest and similar income, including income and expenses on commissions and net premiums earned from insurance activities) in 2022 and 2023, respectively. Therefore, the following historical discussion and analysis is presented principally for the universal banking LoB, except when otherwise indicated, and is based upon information contained in our consolidated financial statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2021, 2022 and 2023 reflects the financial position and results of operations of our subsidiaries. For further details, see “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data”.

4.1 Consolidated contributions

See “Item 4.B Business Overview – (1) Credicorp Overview” for the contribution to the consolidated net profit attributable to our equity holders by each of our principal LoBs and subsidiaries, as well as for the percentage contribution to Credicorp total assets, total revenues, net profit, and equity attributable to Credicorp’s equity holders.

4.2 Financial performance

In 2023, we recorded a net profit, after non-controlling interest, of S/4,865.4 million (compared to S/4,647.8 million in 2022. This represented an increase of 4.7% as compared to the results in 2022. The increase was attributable to higher net income in Universal Banking and Insurance and Pensions, which stemmed from higher interest rates and growth of structural loans (for Universal Banking) and favorable results in Insurance Underwriting Results (for Insurance and Pensions). In 2023, an increase of 9.8% in operating expenses at Credicorp was driven by the disruptive initiatives at the Credicorp level. These expenses were attributable to investments in personnel and in developing functionalities through initiatives such as Yape, Tenpo, Culqi, and Tyba, among others. These investments aim to strengthen our leadership in the long term. Expenses at the core businesses increased in IT-related expenses for (i) an uptick in cloud use given ongoing increases in client digitalization; (ii) investments to improve digital capacities and an improvement in cybersecurity; and (iii) measures to attract more specialized digital talent. In 2023, ROAE was 15.8% (compared to 16.8% in 2022), and ROAA was 2.0% (compared to 2.0% in 2022).

The main factors behind Credicorp’s results were:

•
The decline in total loans was 2.5% in year-end balances and 2.4% in average-daily balances. This drop was fueled by amortizations of Reactiva loans and by a reduction in loan disbursements in Wholesale Banking, partially offset by the growth in structural loans across all segments in Retail Banking, particularly SME-Pyme. Mibanco also contributed to this increase.

•
The cost of risk increased by 128 bps from 2022 to 2.50% in 2023. This higher cost of risk was driven primarily by (i) a deterioration in payment capacity among clients from older vintages in Consumer and Credit Cards, (ii) a deterioration of old loans concentrated in higher-risk segments in SME-Pyme and (iii) a drop in the payment capacity of overindebted clients at Mibanco. Moreover, the last quarter of 2023 includes an additional charge for provisions set aside for “El Niño” Phenomenon. See also “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (5) Financial Position – 5.1 Total Assets – Portfolio quality”.

•
Interest income, which is the most important component of income, rose 25.2% in 2023. This growth was driven mainly by the uptick in structural Retail Banking loans, partially offset by a decrease in Wholesale Banking loans. Additionally, an increase in the balance of investments also contributed to growth in interest income, although to a lesser extent. Interest expenses rose 49.5%, driven primarily by growth in the balance of time deposits, which carried high interest rates. In this context, Net Interest Income (NII) rose 16.6% from 2022 to 2023. At the end of 2023, Net Interest Margin (NIM) was 6.01%, which reflects growth of 92 bps from to the end of 2022. Additionally, due to the increase in the cost of risk, Risk Adjusted Net Interest Margin increased at a slower pace, from 4.29% in 2022 to 4.38% in 2023 (+9 bps).

•
Other income increased by 11.6% as compared to 2022. This was driven primarily by (i) an increase in Net Gain on Securities (S/407.1 million of increase) as a result of trading strategies and (ii) an increase in fee income (4.4%) driven by BCP Bolivia international transfers fee strategy.

•
Total insurance underwriting results (income from insurance services, less expenses from insurance services and reinsurance results) rose 43.9% compared to 2022. This variation was driven mainly by an increase in income from insurance services (+10.5%), primarily in Life Business and Crediseguros, and secondarily by a less favorable reinsurance result. These dynamics were partially offset by an uptick in expenses for insurance services (+0.8%), mainly in P & C due to growth in claims expenses.

•	Operating Expenses increased 9.8% compared to 2022, mainly due to (i) expenses related to disruptive initiatives and (ii) IT-related expenses at the core businesses.

•	The efficiency ratio decreased by 142 bps, to 46.1% (compared to 47.5% in 2022), primarily due to an expansion in net interest income.

For further detail about 2022 and 2021 evolution, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (4) Historical Discussion and Analysis.”

Main ratios

	As of and for the year ended on December 31,
	2021	2022 ( *)	2023	2023 – 2022
ROAE (1)	13.94%	16.81%	15.83%	(98)
ROAA (2)	1.49%	1.97%	2.01%	4
NIM (3)	4.12%	5.09%	6.01%	92
Funding cost (4)	1.29%	1.83%	2.91%	108
Cost of risk (5)	0.82%	1.22%	2.50%	128
Loan to deposit (6)	98.66%	101.09%	98.15%	(294)
Internal overdue ratio (7)	3.77%	4.00%	4.23%	23
Non-performing loan ratio (8)	4.99%	5.41%	5.89%	48
Coverage of Internal overdue loans (9)	152.40%	132.54%	135.12%	258
Coverage on Non-performing loans (10)	115.14%	97.93%	97.02%	(91)
Operating efficiency (11)	44.95%	47.50%	46.08%	(142)

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

(1) Net profit attributable to Credicorp / Average** equity before non-controlling interest.
(2) Net profit attributable to Credicorp / Average** assets.
(3) Net Interest Income / Average** interest earning assets.
(4) Interest expense / Average** total funding.
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
(**) Averages are determined as the average of period-beginning and period-ending balances.

4.3 Results of operations for the three years ending on December 31, 2021, 2022 and 2023

The following table sets forth, for the years 2021, 2022 and 2023, the principal components of our net profit:

	As of and for the year ended on December 31,
	2021	2022 (*)	2023

	(in thousands of Soles)
Interest and similar income	11,850,406	15,011,282	18,798,495
Interest and similar expenses	(2,490,802)	(3,919,664)	(5,860,523)
Net interest, similar income and expenses	9,359,604	11,091,618	12,937,972
Provision for credit losses on loan portfolio	(1,558,951)	(2,158,555)	(3,957,143)
Recoveries of written-off loans	346,728	347,017	334,798
Provision for credit losses on loan portfolio, net of recoveries	(1,212,223)	(1,811,538)	(3,622,345)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	8,147,381	9,280,080	9,315,627
Total non-interest income	4,929,717	5,066,096	5,655,825
Total technical result of insurance	(3,721)	841,448	1,211,100
Total other expenses	(7,740,561)	(8,317,013)	(9,334,223)
Profit before income tax	5,332,816	6,870,611	6,848,329
Income tax	(1,660,987)	(2,110,501)	(1,888,451)
Net profit	3,671,829	4,760,110	4,959,878
Net profit attributable to:
Credicorp’s equity holders	3,584,582	4,647,818	4,865,540
Non-controlling interest	87,247	112,292	94,338

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

Net income attributable to our shareholders for 2023 reflected an increase of 4.7% compared to 2022. This result was mainly due to higher net interest, income and similar expenses which increased by 16.6% compared to 2022 due to the increase of market rates. This increase is offset by the 83.3% increase in the provision for credit losses in the loan portfolio compared to 2022 due to the deterioration of BCP’s consumer loan portfolio, which was reflected in the migrations to stage 3 and which was generated, among other things, by greater client leverage within a macroeconomic context of high inflation, the migration to stage 3 of loans to small and micro businesses of Mibanco Perú, and the record of the expected impact of the El Niño Phenomenon on provisions.

For further detail about 2022 and 2021 evolution, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (4) Historical Discussion and Analysis.”

4.3.1          Net Interest, similar income, and expenses

The following table sets forth the components of net interest, similar income, and expenses:

	As of and for the year ended on December 31,
	2021	2022 (*)	2023
	(in Thousands of Soles)
Interest and similar income
Interest on loans	10,170,680	12,419,281	15,044,864
Interest on investments at fair value through other comprehensive income	1,152,542	1,595,570	1,984,408
Interest on due from banks	49,637	467,387	1,133,211
Interest on investments at amortized cost	323,689	382,097	456,543
Interest on investments at fair value through profit or loss	50,562	38,550	48,376
Dividends received	40,637	29,226	46,080
Other interest and similar income	62,659	79,171	85,013
Total Interest and similar income	11,850,406	15,011,282	18,798,495

Interest and similar expense
Interest on deposits and obligations	(865,474)	(1,688,245)	(3,141,307)
Interest on due to banks and correspondents	(435,426)	(683,078)	(1,158,665)
Interest on bonds and notes issued	(836,977)	(728,218)	(634,299)
Financial expenses of insurance activities	-	(426,477)	(466,814)
Deposit Insurance Fund	(213,741)	(230,255)	(237,441)
Interest on lease liabilities	(27,374)	(25,054)	(25,574)
Other interest and similar expense	(111,810)	(138,337)	(196,423)
Total Interest and similar expense	(2,490,802)	(3,919,664)	(5,860,523)
Net interest income	9,359,604	11,091,618	12,937,972

(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

Net interest income grew by 16.6%, from 2022 to 2023, mainly due to an increase in Interest Income. This evolution was fueled by growth in structural Retail Banking loans, that compensated for a decrease in Wholesale Banking loans. For further detail about 2022 and 2021 evolution, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating Results – (4) Historical Discussion and Analysis – 4.3.1 Net Interest, similar income, and expenses.”

Interest and similar income grew by 25.2% in 2023, as compared to 2022. The increase in 2023 was mainly driven by an increase in income from loans, which reflected an uptick in Retail Banking loans within the loan mix.

The average balance of our foreign currency denominated loan portfolio increased by 1.7% to S/51.0 billion in 2023, as compared to S/50.1 billion in 2022.

The average balance of the Sol-denominated loan portfolio decreased by 4.4% to S/94.0 billion in 2023, compared to S/98.2 billion in 2022.

The average nominal interest rates earned on loans increased 10.4% in 2023. The average nominal interest rate for foreign currency-denominated loans increased to 7.2% in 2023. Average nominal interest rates for Sol-denominated loans increased to 12.1% in 2023.

Interest and similar expenses increased by 49.5% in 2023 compared to the level registered in 2022. In 2021, interest expense registered an uptick of 40.2% compared to 2021. The 2023 increase in interest expenses was attributable to an increase in the balance of term deposits which carried high interest rates.

Average interest-bearing foreign currency denominated deposits increased in 2023 by 2.3% to S/47,290.5 million from S/46.213.7 million in 2022. Our average interest-bearing Sol-denominated deposits increased by 7.4% in 2023 to S/53,063.9 million from S/49,420.3 million in 2022.

Average nominal interest rates paid on foreign currency-denominated deposits was 0.7%, 0.9%, and 1.8% in 2021, 2022, and 2023, respectively. Average nominal interest paid on Sol-denominated deposits was 0.8% in 2021 to 1.7% in 2022 and increased to 2.8% in 2023. NIM (net interest income divided by monthly average interest-earning assets) was 6.13% in 2023, 5.18% in 2022 and 4.08% in 2021.

For further detail about 2022 and 2021 evolution, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (4) Historical Discussion and Analysis.”

For more detail, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information”. For further detail about 2022 and 2021 evolution, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating Results – (4) Historical Discussion and Analysis – 4.2 Financial performance – 4.3.1 Net Interest, similar income, and expenses.”

4.3.2	Provisions for Loan Losses

The following tables set forth the changes in our allowance for loan losses:

	As of and for the year ended on December 31,
	2021	2022	2023
	(in thousands of Soles)
Provision for credit losses on loan portfolio	(1,558,951)	(2,158,555)	(3,957,143)
Recoveries of written-off loans	346,728	347,017	334,798
Provision for credit losses on loan portfolio, net of recoveries	(1,212,223)	(1,811,538)	(3,622,345)

Provisions for credit losses on loan portfolios, net of recoveries, increased by 100.0% in 2023 to S/3,622.3 million as compared to S/1,811.5 million in 2022. The expansion reflects higher provisions established across Credicorp’s banking businesses, particularly for BCP Stand-alone and Mibanco. This increase was primarily driven by:

•
Retail Banking: particularly in the Consumer and Credit Cards segments, mainly due to a deterioration in payment capacity among clients from older vintages; and SME-Pyme, due to an uptick in the deterioration of old loans concentrated in higher-risk segments with lower tickets (< S/90,000).

•	Mibanco: mainly driven by a deterioration in the payment capacity of overindebted clients.

Total recoveries of written-off loans reached S/334.8 million in 2023, as compared to S/347.0 million in 2022.

For further detail about 2022 and 2021 evolution, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (4) Historical Discussion and Analysis.”

4.3.3	Other Income

The following table reflects the components of our other income:
	As of and for the year ended on December 31,
	2021	2022 (	*)	2023
	(in thousands of Soles)
Commissions and fees	3,493,734	3,642,857		3,804,459
Net gain on foreign exchange transactions	922,917	1,084,151		886,126
Net gains on securities	28,650	5,468		425,144
Net gains on derivatives held for trading	221,064	65,187		53,665
Net gain from exchange difference	(3,215)	387		45,778
Other	266,567	268,046		440,653
Total other income	4,929,717	5,066,096		5,655,825
(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

Other income increased by 11.6% to S/5,655.8 million in 2023 compared to S/5,066.1 million in 2022. This growth was primarily driven by higher net gain on securities driven by specific trading strategies and commissions and fees.

Commissions and fees increased by 4.4% to S/3,804.5 million as compared to S/3,642.9 million in 2022.The expansion in commissions and fees from 2023 to 2022 was primarily driven by the international fee transfer strategy at BCP Bolivia.

For further detail about 2022 and 2021 evolution, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating Results – (4) Historical Discussion and Analysis.”

4.3.4	Technical result of insurance

The following table reflects the result of insurance and reinsurance service under IFRS 17:

	As of and for year ended December 31,
	2022 (*)	2023
	(in thousands of Soles)
Insurance service result	1,302,347	1,602,421
Underwriting result	(460,899)	(391,321)
Total technical result of insurance	841,448	1,211,100
(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

For further details, please see note 22 to the consolidated financial statements.

4.3.5	Other Expenses

The following table reflects the components of our expenses:

	As of and for the year ended on December 31,
	2021	2022 ( *)	2023
	(in thousands of Soles)
Salaries and employee benefits	(3,668,476)	(3,902,161)	(4,265,453)
Administrative expenses	(2,953,717)	(3,414,065)	(3,803,203)
Depreciation and amortization	(521,967)	(485,207)	(511,174)
Impairment loss on goodwill	-	-	(71,959)
Depreciation for right-of-use assets	(161,287)	(151,282)	(147,833)
Others	(435,114)	(364,298)	(534,601)
Total other expenses	(7,740,561)	(8,317,013)	(9,334,223)
(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

Salaries and employee benefits increased by 9.31% to S/4,265.4 million in 2023 as compared to S/3,902.1 million in 2022.

Administrative, general and tax expenses increased by 11.40% to S/3,803.2 million in 2023 as compared to S/3,414.0 million in 2022. The increase from 2022 to 2023 was attributable to higher investments and expenses related to digital transformation, software improvements, expenses for transactions and fidelity programs, and disruptive initiatives.

For further detail about 2022 and 2021, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating Results – (4) Historical Discussion and Analysis – 4.2 Financial performance – 4.3.5   Other Expenses”.

4.3.6	Exchange difference

The exchange difference reflects exposure to appreciation/depreciation of net monetary positions in foreign currencies, principally US Dollars, in 2021, 2022 and 2023, to Peruvian Soles. We recorded a net loss from exchange difference of S/3.2 million, net gain from exchange difference of S/0.4 million and S/45.8 million, in 2021, 2022 and 2023 respectively.

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

As of December 31, 2021, 2022 and 2023, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). For further details, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – (13) Foreign Currency Exchange Rate Risk”.

4.3.7	Income Taxes

At present, Credicorp is not subject to income tax, wealth tax, capital gains tax or property tax in Bermuda. However, on December 27, 2023, Bermuda enacted the CIT Act. Corporate income tax is chargeable under the CIT Act beginning on January 1, 2025 with a statutory income tax rate of 15% on its net taxable income for each fiscal year. The net taxable income is determined by adding the taxable income and subtracting the taxable losses. The taxable income is equivalent to the financial accounting net income determined for the fiscal year, removing, among other items, dividends or other distributions received or accrued (with the exception of short-term portfolio shareholding and ownership interest in an investment entity that meets certain specific criteria). The new law allows corporations to carry forward tax losses incurred in the five fiscal years preceding the effective date and allows for an elective increase in the tax basis of assets and liabilities.

Additionally, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Peru

Our Peruvian subsidiaries, including BCP Stand-alone, are subject to corporate taxation on income under Peruvian Tax Law. At December 31, 2021, 2022, and 2023, the Peruvian statutory income tax rate was 29.5% on taxable profit after calculating the workers’ profit sharing, which is determined using a 5.0% rate.

Peruvian tax legislation is applicable to legal entities established in Peru and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru, and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets, except if these entities have income from Peruvian source that is subject to Peruvian withholding tax.

The SUNAT has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. As of December 31, 2023, income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

-	Banco de Crédito del Peru S.A.	2016, 2017, 2020 to 2023
-	Mibanco, Banco de la Microempresa S.A.	2018, 2021 to 2023
-	Pacífico Compañía de Seguros y Reaseguros S.A.	2018 to 2023
-	Credicorp Capital Servicios Financieros S.A.	2018 to 2023
-	Credicorp Capital Peru S.A.A.	2018 to 2023
-	Credicorp Capital Holding Peru S.A.A.	2018 to 2023
-	Grupo Crédito	2018 to 2023

The SUNAT is currently auditing the 2018 and 2020 income tax nonresident payments return of Grupo Crédito. Also, the 2019 corporate income tax return and 2021 income tax nonresident payments return of Banco de Crédito del Perú and the 2021 corporate income tax return of Mibanco, Banco de la Microempresa S.A. respectively. No material issues have been raised in connection with neither of these audits.

Bolivia

The corporate income tax rate in Bolivia is 25.0 percent as of December 31, 2021, 2022, and 2023. Bolivian financial entities are subject to an additional rate to the extent that the ROE exceeds 6.0 percent; in that case, they must consider an additional rate of 25.0 percent, which would bring the rate to 50.0 percent. As of 2021, the aforementioned additional rate is also applicable to brokerage firms, mutual fund management companies and insurance companies.

The Bolivian Tax Authority has the right to review and, if applicable, make a new determination for the income tax of the subsidiaries to Credicorp located in Bolivia, upon presentation of their Income Tax declaration. The annual income tax declarations of Banco de Crédito de Bolivia S.A., which are pending examination by the Bolivian tax authority, correspond to fiscal years 2015 to 2023.

Chile

In the case of Chile, the tax legislation changed in 2020, establishing two new regimes currently in force: the general regime and the Pro-Pyme regime, the latter applicable to smaller companies. Credicorp Capital Holding Chile, as well as all its subsidiaries, are taxed under the general regime, whose corporate income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2021, 2022, and 2023.

Individuals or legal entities not domiciled in Chile will be subject to an additional tax at rates between 4.0 percent and 35.0 percent, depending on the nature of the income.

The Chilean Tax Authority has the power to review and, if applicable and if necessary, amend the annual income tax returns filed by the Chilean subsidiaries up to three years after their filing date and make a new determination for the income tax. The Chilean Tax Authority is currently auditing the 2021 and 2022 corporate income tax returns of Credicorp Capital Corredores de Bolsa and the 2021 corporate tax return of Credicorp Capital Asesorias Financieras. No material issues have been raised in connection with either of these audits.

Colombia

In Colombia, according to Law No.2277 of 2021 issued on December 13, 2022, the general income tax rate for the year 2023 is 35.0 percent and for financial institutions an additional 5.0 percent is added for the taxable years 2023 to 2027, totaling a general income tax rate of 40.0 percent (for the taxable year 2022 3.0 percentage points were added to the general tax rate, totaling an income tax rate of 38.0 percent).

The additional rate of 5.0 percent will be applicable only to financial institutions that in the corresponding taxable year have a taxable income equal to or greater than 120,000 Unidad de Valor Tributario (“UVT”), which as of December 31, 2023 and 2022 is equivalent to a total of S/4.4 million and S/3.6 million respectively. In this sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Mibanco Colombia must pay income tax taking into account the above.

Additionally, in case of receiving occasional profits, listed and established by the National Government in the Tax Statute and which are not subject to income tax, a differential rate of 10.0 percent must be applied on the net profit and the associated expenses respectively.

In fiscal year 2021, the Colombian Tax Reform Law repealed, as from fiscal year 2022, the rule that allowed taking 100.0 percent of the industry and commerce tax as a tax discount of the income tax, notices and boards. Therefore, in fiscal year 2023 only 50.0 percent of the industry and commerce tax, signs and boards may be taken as tax discount.

The deadlines for the finality of the income and complementary tax return for the taxable periods 2022 and 2023 are established as follows:

Increase in net income tax compared to the previous year	Closed Tax Return
35%	6 months
25%	12 months

The Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax of the subsidiaries to Credicorp located in Colombia, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The Colombian annual income tax declarations pending examination by the overseas tax authorities are the following:

-	Mibanco Colombia S.A.S.	2019 to 2023
-	Credicorp Capital Colombia S.A.	2017 to 2023

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2021, 2022 and 2023.

(5)	Financial Position

5.1	Total Assets

The following table shows changes to the principal assets of Credicorp from 2021 through 2023:

	As of and for the year ended on December 31,
	2021	2022(	*)	2023	2023-2022
	(in millions of Soles)				% Change
Cash and due from banks	39,321	34,184		33,931	(0.7)
Cash collateral, reverse repurchase agreements and securities borrowings	1,767	1,102		1,411	28.0
Investments:
At fair value through profit or loss	5,929	4,199		4,983	18.7
At fair value through other comprehensive income	34,758	30,786		37,044	20.3
Amortized cost	8,266	10,446		10,189	(2.5)
Net loans	139,120	140,754		136,698	(2.9)
Other assets (1)	15,686	13,943		14,584	4.6
Total assets	244,847	235,414		238,840	1.5
(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.
(1) Includes financial assets designated at fair value through profit and loss, insurance and reinsurance contract liability, property, furniture and equipment, due from customers on acceptances, intangible assets and goodwill, and other assets. Also include the payment in favor of Latam Airlines Group S.A. Sucursal Peru for US$169.7 million (equivalent in soles to S/629.5 million) on account of the Latam Pass Miles that the Bank has been crediting to its customers for the use of their credit and debit cards, and other BCP Latam Pass financial products. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

As of December 31, 2023, Credicorp had total assets of S/238.8 billion, an increase of 1.5% as compared to the total assets of S/235.4 billion in 2022.

As of December 31, 2023, our total loans, which correspond to direct loans, including accrued interest and excluding unearned interest, were S/145.0 billion, which represented 60.7% of total assets. Loans, net of allowance for loan losses, totaled S/136.7 billion in 2023, representing a drop of 2.9% from 2022. As of December 31, 2022, total loans totaled S/148.6 billion, representing 63.1% of total assets. Loans, including an allowance for loan losses, totaled S/140.8 billion in 2022.

Our total deposits with the BCRP decreased to S/23,673.8 million as of December 31, 2023, from S/24,160.7 million as of December 31, 2022. As of December 31, 2023, 2022 and 2021, our securities holdings include investments at fair value through profit or loss, investments at fair value through other comprehensive income and amortized cost investments, which amount to S/52,215.5 million and S/45,431.2 million, respectively.

•	Loan evolution

Total year-end balances	2021	2022	2023	2023 - 2022	2023 -%		2022 -%
	(in millions of Soles)			% Change	Local Currency (1)	Foreign Currency (2)	Local Currency (1)	Foreign Currency (2)
BCP Stand-alone (2)	122,752	123,708	119,425	(3.5)	67.3	32.7	68.4	31.6
Mibanco	13,513	14,089	13,269	(5.8)	99.9	0.1	99.1	0.1
Bolivia	9,597	9,254	9,402	1.6	0.0	100.0	0.0	100.0
ASB Bank Corp.	2,652	2,446	2,150	(12.1)	0.0	100.0	0.0	100.0
Others (3)	(917)	(871)	730	N/A	N/A	N/A	N/A	N/A
Total loans	147,597	148,626	144,976	(2.5)	64.2	35.2	65.2	27.9
(1)	Peruvian Sol is considered local currency.
(2)	Includes mainly US dollar currency and other foreign currencies (BOB, COP, and CLP).
(3)	Includes BCP Panama and BCP Miami, does not include the loan by BCP to Credicorp for the sale of Banco de Credito e Inversiones de Chile shares.
(4)	Includes other banking and elimination for consolidation.

The decrease of 2.5% of Credicorp’s total loans from 2022 to 2023 was a result of amortizations of Reactiva loans and a reduction in loan disbursements in Wholesale Banking due partially to macroeconomic impacts. The aforementioned was partially offset by the growth in structural loans across all segments in Retail Banking, particularly SME-Pyme. Mibanco also contributed to this increase, due to a significant uptick in lending in the second quarter of 2023.

In 2023 the growth in structural loans was primarily attributable to the increase in the structural loan portfolio of BCP Stand-alone, whose loan book grew by 3.8% in average daily balances in line with the following dynamics:

•
Retail Banking: average daily balances grew S/5,434.2 million, or 10.1%, from 2022 to 2023. This increase was driven by growth in the following sectors: SME-Pyme (which increased S/1,711.5 million or 13.7%), Mortgages (which increased S/1,141.6 million or 5.9%), Credit Cards (which increased S/1,128.9 million or 24.5%), Consumer (which increased S/753.2 million or 6.3%) and SME-Business (which increased S/699.1 million or 13.1%).

•	Average daily balances in Wholesale Banking, which includes the Middle Market and Corporate Banking segments, dropped 2.6% and 2.1%, respectively, from 2022 to 2023.

Growth in the structural loan portfolio was also due to the increase in Mibanco’s structural loan balances of 8.4% in average daily balances compared to 2022, which increase was primarily associated with a significant uptick in lending in the second quarter of 2023. However, total loans decreased 0.3% in 2023.

BCP Bolivia’s loan portfolio increased S/169.6 million, or 1.9%, from 2022 to 2023, mainly because of the volatility of the exchange rate for the Bolivianos against the Soles.

Lastly, ASB Bank Corp. has decreased its loan portfolio registering a decline of S/238.6 million, or 11.6%, from 2022 to 2023, in terms of average daily balances. It is important to note that ASB Bank Corp.’s main business is in the asset and wealth management industry.

 The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:
Local currency year-end balances	2021	2022	2023	2023 - 2022
	(In millions of Soles)			% Change
BCP Stand-alone	86,298	84,601	80,376	(5.0)
Mibanco	13,480	14,068	13,252	(5.8)

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:
Foreign currency year-end balances	2021	2022	2023	2023 – 2022
	(In millions of US Dollars)			% Change
BCP Stand-alone	9,143	10,253	10,528	2.7
Mibanco	8	5	5	0.0
BCP Bolivia	2,407	2,322	2,535	9.2
ASB Bank Corp.	658	641	580	(9.5)

The following table shows the composition of Credicorp’s loan portfolio, measured in average daily balances.
	As of and for the year ended on December 31,
	2021	2022	2023	2023 – 2022
	(in millions of Soles)			% Change
BCP Stand-alone	116,547	120,364	116,582	(3.1%)
Wholesale Banking	53,923	56,441	53,338	(5.5%)
Corporate	30,129	32,648	31,625	(3.1%)
Middle-Market	23,795	23,793	21,713	(8.7%)
Retail Banking	62,623	63,923	63,244	(1.1%)
SME-Business	10,989	9,135	7,441	(18.5%)
SME-Pyme	19,638	18,705	16,696	(10.7%)
Mortgage	18,042	19,484	20,626	5.9%
Consumer	10,082	12,000	12,753	6.3%
Credit card	3,871	4,599	5,728	24.6%
Mibanco	13,095	14,075	14,029	(0.3%)
Mibanco Colombia	995	1,142	1,454	27.3%
BCP Bolivia	8,951	8,813	8,982	1.9%
ASB Bank Corp.	2,339	2,056	1,818	(11.6%)
Total loans	141,926	146,449	142,864	(2.5%)

•	Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 4.23% at the end of 2023, 23 bps higher than the 4.00% ratio recorded at the end of 2022. The reported increase over the last year reflects the higher pace of growth in internal overdue loans balances compared to the growth of the total portfolio, as the Government Program Portfolio (which includes Reactiva Peru, FAE and Impulso MyPeru loans) grace periods expired. The non-performing loan ratio increased by 48 bps from 5.41% in 2022 to 5.89% in 2023. This was mainly due to growth of overdue and refinanced loans, which was primarily attributable to a deterioration in old vintages. As of December 31, 2023, the Government Program (GP) Portfolio represented 2% of Credicorp’s total portfolio (in comparison to 6% as of December 31, 2022). It is important to highlight that a large part of the GP Portfolio is backed by state guarantees, whose recovery processes for loans over 90 days past due are currently underway with the relevant regulatory entities.

The non-performing loan ratio for Credicorp’s structural portfolio, which excludes the GP Portfolio, increased by 68 bps from 4.95% in 2022 to 5.63% in 2023.

An analysis of the structural non-performing loan ratio by business segment shows that:

•
SME-Pyme: An improvement of 74 basis points was registered, situating its structural non-performing loan ratio at 14.38% compared to 15.12% in 2022. This improvement was driven by an increase in loan volumes despite non-performing loan balances being affected by higher deterioration in vintages prior to adjustments in credit guidelines.

•
Consumer and Credit Cards: The non-performing loan ratio in the Consumer and Credit Card sectors increased from 4.78% and 3.36% in 2022 to 6.43% and 5.38% in 2023, respectively. Growth in non-performing loans was concentrated in tranches for loans that have been overdue for more than 120 days.

•
Mortgage: In 2023, the ratio stood at 3.78% versus 3.45% in 2022. The increase in the Mortgage segment non-performing loan ratio was attributable to the growth in refinance loans that had benefitted from loan reprogramming during the pandemic.

•
Wholesale Banking: The structural non-performing loan ratio increased 31 bps due to growth in overdue loans and an uptick in refinancing throughout the year for specific clients in 2023 (3.04% for the structural non-performing loan ratio in 2023 and 2.73% in 2022). As of December 2023, the non-performing loan portfolio was mainly composed of overdue loans and refinanced loans for specific clients from the real estate and tourism sectors, both of which were severely impacted by the pandemic.

•
Mibanco: Increase in delinquency was concentrated mainly among clients with high ticket loans and those who continued to be affected by social conflicts or climate anomalies, in a recessive economic environment. The structural non-performing loan ratio increased by 233 bps, from 4.96% in 2022 to 7.29% in 2023.

•	BCP Bolivia: The non-performing loan ratio increased by 31 bps, from 2.77% in 2022 to 3.08% in 2023, due to higher overdue and refinanced loans.

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

The Structural Coverage ratio of non-performing loans decreased from 112.2% in 2022 to 102.4% at the end of 2023. This decrease was mainly driven by an increase in i) Consumer and Credit Cards non-performing loans portfolio due to payment capacity of clients affected by the recessive economic environment throughout the year ii) SME-Pyme non-performing loans portfolio due to higher deterioration of old vintages, where delinquency was concentrated in clients with smaller tickets and higher risk and iii) Wholesale Banking non-performing loans portfolio due to higher overdue and refinanced loans of specific clients in the real estate and tourism sectors. It should be noted that the allowance for loan losses at Wholesale Banking has not grown at the same pace as these overdue and refinanced loans because we have liquid guarantees. Therefore, despite the increase in non-performing loans in Wholesale Banking, the provisions for credit losses in this segment have not grown as quickly as non-performing loans.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position.”

5.2	Total Liabilities

	As of and for the year ended on December 31,
	2021	2022(*)	2023	2023 – 2022
	(In millions of Soles)			% Change
Time deposits	27,924	37,478	41,290	10.2
Demand deposits	58,630	48,467	48,229	(0.5)
Saving deposits	56,945	54,769	52,376	(4.4)
Severance indemnity deposits	4,017	3,825	3,186	(16.7)
Bank’s negotiable certificates	1,328	1,419	1,195	(15.8)
Interest payable	753	1,063	1,429	34.5
Total deposits	149,597	147,021	147,705	0.5

Payables from repurchase agreements and security lending	22,014	12,967	10,168	(21.6)
Due to banks and correspondents	7,213	8,937	12,279	37.4
Bonds and notes issued	17,823	17,007	14,595	(14.2)
Other liabilities (1)	21,163	19,887	20,986	5.5
Total liabilities	217,810	205,819	205,733	-
(*)	Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.
(1)
As of December 31, 2023, and 2022 includes banker’s acceptances outstanding, lease liabilities, financial liabilities at fair value through profit or loss, insurance contract liability, deferred tax liabilities, net, and other liabilities. As of December 31, 2021 includes banker’s acceptances outstanding, lease liabilities, financial liabilities at fair value through profit or loss, technical reserves for insurance claims and premiums, deferred tax liabilities, net, and other liabilities.

As of December 31, 2023, we had total liabilities of S/205.7 billion, a 0.04% decrease from S/205.8 billion as of December 31, 2022.

As of December 31, 2023, total deposits were S/147.7 billion, a 0.5% increase from S/147.0 billion on December 31, 2022. The increase in 2023 was primarily due to an increase in the Time Deposit balance (+9.2%), which was driven primarily by Wholesale and Retail clients at BCP, who transferred funds to high-yield deposits in FC. This dynamic also fueled, albeit to a lesser extent, fund migration at Mibanco and BCP Bolivia as clients sought out higher interest. This increase in time deposits was partially offset by a decrease in demand and savings deposits, which was mainly associated with fund migration from low-cost deposits to time deposits in a context of higher interest rates for both local currency and foreign currency.

According to the SBS, as of December 31, 2023, Credicorp accounted for 41.9% of total savings deposits, 41.3% of total demand deposits, 23.7% of total time deposits, and 34.6% of total deposits in the Peruvian banking system, the highest of any Peruvian bank in all these types of deposits. In addition, as of December 31, 2023, we were in possession of 34.2% of the entire Peruvian banking system’s severance indemnity deposits. In our opinion, we have traditionally attracted a high percentage of the savings, demand, and time deposits market because of our reputation as a sound institution, our extensive branch network, and the quality of our service.

As of December 31, 2023, our total due to banks and correspondents was S/12.2 billion, representing a 37.4% increase from S/8.9 billion as of December 31, 2022.

As of December 31, 2023, our total bonds and notes issued were S/14.6 billion, a 14.2% decrease from S/17.0 billion as of December 31, 2022. The decrease in 2023 was attributable to bonds issued in BCP Stand-alone that matured during the year.

As of December 31, 2023, our payables from repurchase agreements and security lending were S/10.2 billion, a 21.6% decrease from S/13.0 billion as of December 31, 2022. During 2023, BCRP instruments decreased, primarily in BCP Stand-alone and to a lesser extent in Mibanco, driven by a lower appetite for repo financing from BCRP and the expiration of the remanent balance of repos that funded the Government Program loans.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position.”

5.2.1	Funding Structure

At the end of 2023, Credicorp’s total funding was S/184.7 billion, which represents a 0.6% decrease as compared to S/185.9 billion at the end of 2022.

Credicorp’s funding structure shows an increase in total deposits throughout 2023, due to an uptick in time deposits which was driven by higher interest rates. At the end of 2023, deposits accounted for a 79.9% share of total funding, as compared to 79.1% at the end of 2022.

The increase in deposits was mainly associated with an increase in time deposits, which increased by 9.2% as compared to 2022. The shares of savings deposits and non-interest-bearing demand deposits decreased within the deposits mix (64.1% at the end of 2023, as compared to 66.7% in 2022). Both types of deposits are considered low-cost alternatives within the deposits mix.

With respect to other funding sources, our analysis shows a decrease in 2023 in the volume of BCRP instruments, which represented 4.0% of total funding as of December 31, 2023 (compared to 6.1% of total funding on December 31, 2022). This decrease was a result of a decline in repo financing from BCRP as well as by the expiration of repos associated to Government Program loans.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position.”

5.3	Total Equity

	As of and for the year ended on December 31,
	2021	2022 (	*)	2023	2023 – 2022
	in millions of Soles				% Change
Capital stock	1,319	1,319		1,319	-
Treasury stock	(208)	(208)		(208)	-
Capital surplus	229	231		228	(1.3)
Reserves and others	21,601	23,384		26,549	13.5
Retained earnings	3,556	4,277		4,572	6.9
Equity before non-controlling interest	26,497	29,003		32,460	11.9
Non-controlling interest	540	592		647	9.5
Total equity	27,037	29,595		33,107	11.9
(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

As of December 31, 2023, we had total equity of S/33.1 billion, which represented an 11.9% increase from S/29.6 billion as of December 31, 2022.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position – 5.3 Equity.”

During 2021, 2022 and 2023, we had 94,382,317 issued shares each at US$5.00 par value.

As provided in Note 16 to our consolidated financial statements, on December 31, 2023, 14,886,096 of our issued shares were treasury stock. The term “treasury stock,” as used in this Annual Report and our consolidated financial statements, follows the IFRS definition of treasury stock, which includes (i) shares acquired and held by subsidiaries and members of the consolidated group and (ii) shares sold, issued or cancelled in connection with employee share option plans, employee share purchase plans and all other share-based payments arrangements. The term “treasury stock” is not related to the term “treasury shares” as used under the Companies Act 1981 of Bermuda, which defines “treasury shares” (in Section 42B of such Act) as shares that (i) were (or are treated as having been) acquired directly by the company that issued the shares and have not been cancelled and (ii) have been continuously held by the company since they were acquired. Credicorp is not allowed to hold “treasury shares” as such term is used under Bermuda Law. Under Bermuda law, a company cannot (i) exercise any rights with respect to treasury shares, including any right to attend and vote at meetings or (ii) pay dividends with respect to treasury shares.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position.”

We present below the following table presents our treasury stock as of December 31, 2023:

	As of and for the year ended on December 31,
	Shares of the Group			Shared-based payment (1)	Total Treasury stock
	Soles in thousands	Units	Soles in thousands	Units	Soles in thousands	Units
Atlantic Security Holding Corporation	204,326	14,620,846	-	-	204,326	14,620,846
BCP	-	-	1,526	109,185	1,526	109,185
Atlantic Security International Financial Services	-		549	39,309	549	39,309
Grupo Crédito	-	-	513	36,698	513	36,698
Pacífico Seguros	-	-	278	19,912	278	19,912
MiBanco	-	-	197	14,128	197	14,128
Credicorp Capital Servicios Financieros	-	-	185	13,267	185	13,267
ASB Bank Corp	-	-	168	12,041	168	12,041
Other minors	-	-	291	20,710	291	20,710
Total	204,326	14,620,846	3,707	265,250	208,033	14,886,096
(1) Correspond to mainly to the treasury shares that were granted to employees and Senior Management, and to a lesser extent to the shares acquired for coverage purposes for the new complementary retention program. These stocks are not vested at December 31, 2023. For further detail refer to Note 16 to the consolidated financial statements and ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – 7. A Major Shareholders.

At meetings held on April 27, 2023, April 28, 2022 and February 25, 2021, the Board of Directors decided to transfer S/2,593.6 million, S/2,354.9 million and S/347.0 million, respectively, from “Retained earnings” to “Reserves”.

During 2023 and 2022, Credicorp paid cash dividends, net of the effect of treasury stock, of approximately US$540.4 million and US$318.5 million, respectively (equivalent to approximately S/1,994.0 million and S/1,196.4 million, respectively). During the years 2023 and 2022, cash dividend payouts per share totaled US$6.8, US$4.0, respectively (equivalent to S/25.0 and S/15.0, respectively). In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2023 and 2022 dividends paid by our Peruvian subsidiaries to Credicorp were subject to a 5.0% withholding tax.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position.”

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

The following table reflects our off-balance sheet arrangements as of December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles)
Off-balance-sheet exposure
Guarantees and stand-by letters	20,455,238	18,244,865	17,737,645
Import and export letters of credit	2,459,105	2,683,190	2,313,970
Sub Total	22,914,343	20,928,055	20,051,615

Responsibilities under credit line agreements (*)	88,382,322	86,597,041	87,091,701

Derivatives (notional amount)
Forwards	28,618,406	34,224,865	32,261,233
Currency swaps	15,935,149	16,000,208	12,895,649
Options	576,398	362,324	501,189
Interest rate swaps	27,634,201	11,760,821	18,250,519
Cross currency swaps	806,290	1,421,297	1,800,463
Futures	72,165	48,819	40,428
Sub Total	73,642,609	63,818,334	65,749,481

Total	184,939,274	171,343,430	172,892,797
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

Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss as a result of any other party to a financial instrument failing to perform in accordance with the terms of the contract. The exposures to losses are represented by the contractual amount specified in the related contracts. We apply the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments (see Note 18(a) of the consolidated financial statements), including the requirement to obtain collateral when necessary. The type and amount of collateral held varies, but may include deposits in financial institutions, securities or other assets. Many contingent transactions are expected to expire without any performance being required. Therefore, the total committed amounts do not necessarily represent future cash requirements.

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2023, and 2022, the nominal amounts for forward currency purchase and sale agreements, which in general have maturities of less than one year, were approximately S/32,206.8 million and S/34,224.9 million, respectively.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2023, and 2022, the forward contracts’ net position was US Dollars of approximately S/5,627,143 million and S/2,796.2 million, respectively.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swap contracts are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract’s inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2023, the notional amount of open interest rate and currency swap contracts was approximately S/31,146.2 million, compared to approximately S/27,761.0 million as of December 31, 2022, see Note 12(c) to the consolidated financial statements.

Cross-currency swap contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2023, the notional amount of cross-currency swap contracts was approximately S/1,800.5 million compared to approximately S/1,421.3 million as of December 31, 2022; see Note 12(c) to the consolidated financial statements.

As of December 31, 2023, the fair values of the asset and liability forward-exchange contracts, options, futures and interest rate and cross-currency swaps amounted to approximately S/987.7 million and S/892.0  million, respectively (compared to approximately S/1,478.7 million and S/1,345.7 million as of December 31, 2022) and are included under the “Other assets and other liabilities” section of the consolidated statements of financial position, respectively, see Note 12(c) to the consolidated financial statements.

(6)	Lines of Business (LoBs)

6.1	Universal Banking

6.1.1	BCP Stand-alone

Asset Structure

At the end of 2023, BCP Stand-alone’s total assets amounted to S/180.9 billion, which represents a 0.2% increase compared to S/180.6 billion in 2022 (and S/187.6 billion in 2021). The increase in total assets in 2023 was mainly driven by an increase in investments, particularly in Fair value through other comprehensive income investments. This growth was partially offset by the decrease of the loan portfolio, which decreased by 3.5% in 2023 to S/119.4 billion, compared to S/123.7 billion in 2022 (and S/122.8 billion in 2021).

In 2023, BCP Stand-alone’s total loans fell 3.1%, in average daily balances, mainly driven by amortizations of Reactiva loans and a reduction in loan disbursements in Wholesale Banking, partially offset by the growth in structural loans across all segments in Retail Banking. Structural loans, in average daily balances, increased 3.8% from 2022 to 2023.

For further analysis of our asset structure, please see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Loan evolution”.

Portfolio Quality

The internal overdue loan ratio at BCP Stand-alone increased to 4.17% in 2023, compared to 3.93% in 2022 (which represented an increase from 3.67% in 2021). This was mainly driven by the SME segments, due specifically to the clients from segments with higher risk profiles and commensurately higher margins. For further analysis of the ratio per business segment, see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Portfolio quality” (bullets one to six).

BCP Stand-alone’s provisions for credit losses on loan portfolio, net of recoveries increased by 113.3%, with respect to 2022 (compared to the 55.6% increase in 2022 with respect to 2021) attributable to (i) a deterioration in payment capacity among clients from older vintages, which impacted the Consumer and Credit Card segments; and (ii) a deterioration of old loans concentrated in higher-risk segments in SME-Pyme. In this context, BCP Stand-alone’s cost of risk situated at 2.20% in 2023 (in comparison to 1.00% in 2022), after presenting historic lows in 2021.

Funding Structure

At the end of 2023, BCP Stand-alone’s total funding decreased by 0.8% (from S/152.0 billion in 2022 to S/150.7 billion in 2023), driven primarily by a decline in BCRP instruments, which decreased by 32.1%, fueled by a decline in repo financing from BCRP as well as by the expiration of repos associated to Government Program loans.

Total deposits rose to S/122.4 billion (as compared to S/120.6 billion in 2022, which represented an increase from S/1.8 billion). The increase was mainly driven by time deposits, which increased 16.0%.

Financial Ratios

BCP Stand-alone’s net earnings contribution to Credicorp totaled S/4,280.8 million in 2023, which represented an increase of 2.9% with regard to the S/4,160.8 million reported in 2022. This evolution was the result of a higher net interest income, bolstered by high interest rates and an increase in structural loans measured in average daily balances.

BCP Stand-alone’s ROAE contribution to Credicorp was 20.6% in 2023 (compared to 22.0% in 2022). The higher contribution in 2023 reflects an increase in net interest income, bolstered by high interest rates and an increase in structural loans measured in average daily balances.

NIM stood at 5.70% in 2023, representing an increase of 113 bps with regard to a 2022 NIM of 4.57%. This rise was in line with high market interest rates and an uptick in structural loans.

In 2023, the efficiency ratio at BCP Stand-alone stood at 38.8% (versus 40.8% in 2022). This was a result of growth in Net Interest Income. Nonetheless, Administrative and General Expenses grew due to IT expenses related to (i) an uptick in cloud use given ongoing increases in client digitalization; (ii) investments to improve digital capacities and an improvement in cybersecurity; and (iii) measures to attract more specialized digital talent.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (6) Lines of Business (LoBs).”

6.1.2	BCP Bolivia

Asset Structure

By the end of 2023, BCP Bolivia’s total assets amounted to S/13.5 billion, which represents a 6.3% increase compared to S/12.7 billion in 2022. The increase in Bolivia’s loan portfolio was approximately 2.0%. At the same time, temporary and permanent investments decreased by 1.0%. Adjusting for variations in the Peruvian Sol to the Boliviano exchange rate, in 2023 total assets would have increased by 9.4%, the loan portfolio would have increased by 5.0%, and temporary and permanent investments would have increased by 1.9%.

For further analysis of our asset structure, please see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Loan evolution”.

Portfolio Quality

The past-due ratio has increased from 2.59% in 2022 to 2.64% in 2023.

Funding Structure

By the end of 2023, BCP Bolivia increased its total liabilities by 6.5%, in comparison to the 8.7% decrease in 2022. This includes an increase in total customer deposits of 3.6%. Adjusting for variations in the Peruvian Sol to Boliviano exchange rate, total liabilities would have increased by 9.7% and total deposits would have increased by 6.6%.

Net profit

BCP Bolivia’s net profit amounted to S/83.1 million in 2023, which represents a 22.1% increase compared to S/68.0 million in 2022. Adjusting for variations in the Peruvian Sol to Boliviano exchange rate, the increase would have been 25.7%.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (6) Lines of Business (LoBs).”

6.2	Microfinance

6.2.1	Mibanco Peru

Asset Structure

Total assets at Mibanco were S/16.9 billion as of December 31, 2023, compared to S/17.2 billion as of December 31, 2022. The 1.9% decrease in total assets in 2023 reflects decline in the loan portfolio as a consequence of economic slowdown, partially offset by an increase in short-term investments to make excess liquidity more profitable.

On December 31, 2023, Mibanco’s loans totaled S/13.3 billion, which represents 5.8% decrease compared to 2022. This decrease was driven by structural loans, the majority of which were concentrated in the Microbusiness segment, which registered a 16.5% decrease in its loan level in 2023 and then a decrease in the small business segment of 2.3% in 2023. The small business and micro business segments represented a slightly lower share of total loans in 2023, with shares of 69.2% and 20.2% respectively (as compared to 66.8% and 22.8% in 2022). Finally, Mibanco’s loan portfolio represented 78.2% of total interest-earning assets in 2023 (as compared to 80.9% in 2022).

Cash and investments increased by 11.1% in 2023. This growth was attributable to a year-over-year increase in liquid assets to address outflows from retail time deposits.

Portfolio Quality

Our loan portfolio quality dropped in 2023. This evolution reflected the impact of: i) social conflicts, climatic phenomenon, recession and inflation had on the economy and the consequent deterioration in our clients’ payment and ii) the application of more conservative lending guidelines. In this context, Mibanco’s cost of risk stood at 6.2% at the end of 2023 (compared to 3.5% at the end of 2022).  The uptick in the cost of risk was driven primarily by an uptick in the volume of loans in more advanced stages of delinquency, more write-offs, staging rules for high-risk loans, and anticipation of the effects of a moderate El Niño Phenomenon. The coverage ratio for total loans stood at 7.6% in 2023 (compare to 7.1% in 2022).

Funding Structure

On December 31, 2023, total liabilities at Mibanco amounted to S/13.9 billion, which represent a decrease of 3.8% as compared to S/14.4 billion at the end of 2022 driven by the decrease of portfolio. In 2023, Mibanco’s funding strategy reflected an increase in retail time deposits and new bond issuances to offset the decrease in due to banks and thus improve the cost of funds.

In 2023, deposits continued to represent the largest source of funding, accounting for 71.9% of average total liabilities, as compared to 64.5% in 2022. The significant growth in retail time deposits was driven by higher market rates. The growth in bonds, for which in 2023 the average balance was S/611.2 million (up 10.6% from S/552.7 million in 2022), was driven by new issuances of certificated deposits due to higher funding requirements. The drop of 21.6% in Due to Banks and correspondents was driven by prepayment of debt with the BCP while the drop of 41.4% in other liabilities was driven by the payment of government backed Reactiva loans and the corresponding debt with the BCRP. This new funding structure and higher market rates led our funding costs to rise to 7.2% by the end of 2023, as compared to 5.6% at the end of 2022.

In this context, Mibanco took advantage of more stable funding, particularly retail time deposits and certificates of deposit to cover its funding needs as they provide lower rates in a context of rising market rates.

Financial ratios

Net earnings at Mibanco totaled S/203.8 million in 2023, as compared to S/424.9 million in net earnings in 2022. Net earnings attributable to Credicorp totaled S/199 in 2023, as compared to S/415.5 million in 2022.

Mibanco’s ROAE contribution to Credicorp was 7.1% in 2023, compared to its contributions of 16.5% in 2022. The decrease in Mibanco’s ROAE contribution reflects (i) an increase in net provisions for loan losses, in line with higher delinquencies caused by a recessive environment and high inflation that affected the ability to pay of clients and (ii) higher operating expenses, due to the execution of strategic initiatives and higher professional expenses to improve financial performance. The aforementioned decrease was partially offset by (i) an increase in net interest income driven by higher market rates partially offset by lower structural loan volumes and higher cost of funds in line with a recessive and high inflation background and (ii) an increase in non-interest income driven by release of tax provisions for prescribed periods.

NIM was situated at 13.6% in 2023 which represents an increase of 42 bps as compared to NIM in 2022 (13.2% in 2022). The increase in NIM was fueled by higher interest rates in loan portfolio and investments, better mix of structural loans which was partially offset by a decrease in the loan portfolio and an increase in interest expenses due to higher market interest rates.

In 2023, Mibanco’s efficiency ratio was 52.7%, which shows an improving trend in recent years, despite a slight increase compared to 2022 (51.3%). This result was primarily attributable to a slower growth in net interest income than operating expenses due to the execution of strategic initiatives and higher professional expenses to improve financial performance.

6.2.2 Mibanco Colombia

At Mibanco Colombia, the loan portfolio totaled $1,780.2 billion Colombian Pesos at year-end, which represents an increase of 16% year-over-year. The year’s growth was sustained by an increase in the ticket size, which grew from 7.7 in 2022 to 10.3 in 2023. The microcredit segment continues to represent the largest proportion of the loan portfolio, accounting for 72.4% of total gross loans as of December 2023.

The growth in interest income and other non-financial income was in line with the increase in gross loan amounts. Interest income grew by 37.4%, while non-financial income increased by 4.7% year-over-year.

Our funding cost increased by 233 basis points (bps) from 2022 to 2023, primarily due to a rise in the reference rate. The reference rate increased by 100 bps because of inflationary pressures in Colombia. As of December 31, 2023, the reference rate was 13%, with an average of 13.25%. Our financial expense increased by 100.5% year-over-year.

The market posed a significant challenge throughout 2023, represented by a 30-day non-performing loan ratio of 5.9% at the end of 2023, 222 bps higher than at year-end 2022. Consequently, Mibanco’s cost of risk was 7.8% at year-end 2023.

Finally, inflation at the end of 2022 in Colombia was 13.1%. Given the indexation of expenses in the Colombian market, this represents an increase by at least 13% in operating expenses for 2023. Mibanco began an efficiency program that marked a significant reduction in the headcount, merger of offices and prioritization of expenses. Despite this, the efficiency ratio closed at 93% with an increase in spending of 25.7%.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (6) Lines of Business (LoBs).”

6.3	Insurance & Pensions

6.3.1	Grupo Pacífico

Net Profits

Under the new IFRS 17 standard, Grupo Pacífico’s net profit before non-controlling interest was S/810.4 million in 2023, S/344.0 million higher than the S/466.4 million reported in 2022. This higher net profit was mainly associated with:

•
An increase in net profit for the Life insurance business, which totaled S/639.7 million in 2023, S/330.8 million higher than the S/308.9 million reported in 2022. This increase was primarily due to (i) growth in the level of direct premiums due to higher sales, (ii) a decrease in net claims as a consequence of a drop in excess mortality for COVID-19, and (iii) higher net financial income.

•
An increase in net profit for Corporate health insurance and medical services (only 50% of these business profits correspond to Grupo Pacífico, given its partnership with Banmedica), which totaled S/102.4 million in 2023, 39.8% higher than the S/74.5 million reported in 2022.

•	An increase in net profit for the Crediseguro business, which represented S/13.5 million in 2023, 15.4% higher than the S/11.7 million reported in 2022.

These results were partially offset by:

•
A decrease in net profit for the P&C insurance business, which totaled S/53.5 million in 2023, 22.8% lower than the S/69.3 million reported in 2022. This decrease is attributable to an increase in claims as a result of higher case frequency in P&C risks and Cars (due to the impacts of Cyclone Yaku and a higher frequency of cases), which was partially offset by an increase in written premiums.

Grupo Pacífico’s net profit contribution to Credicorp was S/803.4 million in 2023, S/343.1 million higher than the S/460.3 million reported in 2022.

Financial Ratios

Grupo Pacífico’s ROAE was 29.5% in 2023, higher than its ROAE 20.9% in 2022. This was explained by (i) higher underwriting results in the Life business due to an increase in gross written premiums and lower mortality compared to the year 2022 impacted by the Pandemic, and (ii) higher net financial income due to the positive effect of better portfolio reinvestment rates, thanks to high credit quality and professional investment management. These effects were attenuated by higher general expenses due to increased personnel and third-party service expenses, and higher claims in the P&C business attributable to growth in claims through the P&C risks and Cars Lines due to an uptick in claims frequency.

As of and for the year ended December 31,
ROAE (1)	2022 (2)	2023
Grupo Pacífico	20.90%	29.50%
Grupo Pacífico (3)	23.20%	32.10%
(1) Annualized and average are determined as the average of period beginning and period ending. Includes 50% of corporate health insurance and medical services business results due to the agreement with Banmedica. The figures do not include eliminations for Credicorp’s consolidation purposes.
(2)  Restated on IFRS 17.
(3)  Exclude unrealized gains or losses.

P&C Insurance Business

Under the new IFRS 17 standard, Grupo Pacífico’s P&C insurance business achieved a net profit of S/53.5 million in 2023, which was 22.8% lower than the S/69.3 million reported in 2022. This decrease is attributable to (i) lower total underwriting results due to higher insurance services expenses, (ii) higher attributable expenses, and (iii) higher Medical Assistance insurance deduction and other income. This was partially offset by higher financial net income and higher exchange differences.

The 2023 underwriting results decreased 18.7% from 2022 restated, which decrease was mainly attributable to an increase in claims and higher attributable expenses, partially offset by an increase in premiums and a lower reinsurance result.

The insurance revenue increased in 1.2%, due to written premiums that totaled S/1,991.0 million in 2023, which represented an increase of 17.6% compared to 2022 and reflected growth across all lines. This increase is attributable to (i) Personal lines, due to an increase in policy issuances for the credit card product through digital sales and Personal Accidents (ii) Commercial Lines, due to the volume of policy renewals in Fire, Marine Hull and Construction Risks; (iii) Cars, due to an increase in renewals in the Brokers and Digital Sales channels; and (ii) Medical Assistance, due to growth in premium renewals for comprehensive health and oncological products. The aforementioned increase was lower than market growth (+8.3%). However, Pacífico maintained its second place in the P&C business with a 20.4% market share as of December 31, 2023 (versus 20.8% at the end of 2022), according to the SBS.

The insurance service expenses increased by 16.6%, mainly to higher claims in 14.4% in 2023, which increase was attributable to growth in claims (i) in P&C Risks Line as a result of the impact of Cyclone Yaku in Fire, Construction, and Home insurance risks, and credit card protection line was impacted by an uptick in unrecognized internet purchases (ii) in the Cars business unit due to the increase in the frequency of accidents. In addition, the attributable expenses showed an increase of 20.9% in 2023, explained by higher personnel expenses, third-party services, and amortization expenses.

Net financial income showed an increase over the previous year (+43.3%), as a result of higher interest on investments due to professional management of our investment portfolio; higher translation results are explained by a regularization of the monetary position required by the standard as a result of the change in IFRS17.

Net Profit and Selected Ratios for Grupo Pacífico’s - P&C business

	As of and for the year ended December 31,
	2022	2023	2023 - 2022
	(in thousands of Soles)		Change (S/)	Change (%)
Insurance revenue	1,625,635	1,645,467	19,833	1.20%
Insurance service expenses	(994,140)	(1,158,972)	(164,832)	16.60%
Insurance Service Result	631,495	486,496	(144,999)	(23.00%)
Reinsurance Result	(429,560)	(322,308)	107,251	(25.00%)
Total insurance underwriting result	201,935	164,187	(37,748)	(18.70%)
Net Financial Income	38,803	55,589	16,786	43.30%
Net Insurance financial result	(55)	(695)	(640)	1167.10%
Non attributable expenses	(113,064)	(105,874)	7,190	6.40%
Other Income/Expenses	(4,279)	(10,652)	(6,373)	148.90%
Translations results	(17,456)	5,095	22,551	(129.20%)
Medical Assistance insurance deduction	(36,566)	(53,097)	(16,530)	45.20%
Income tax	0	(1,052)	(1,052)
Net income	69,318	53,502	(15,816)	(22.80%)

Life Insurance Business

Under the new IFRS 17 standard, Grupo Pacífico’s life insurance business’s net profit was S/639.7 million in 2023, compared to S/308.9 million reported in 2022. This increase was mainly attributable to (i) an important growth in insurance revenue, (ii) a significant decrease in insurance service expenses and (iii) higher net financial income. These increases were attenuated by higher expenses, in addition to lower other income and translation results.

Grupo Pacífico’s life insurance business reported an uptick in the insurance revenue due to written premiums that ended in S/1,836.1 million in 2023, which represented an increase of 27.2% compared to 2022. This result is explained by D&S, which benefitted from positive movements in both prices and the size of the tranche awarded under SISCO VI in comparison to the conditions obtained under SISCO V, (ii) Annuities, due to higher sales of individual products, (iii) Credit Life which was mainly fueled by an uptick in premiums through BCP and the Banco de la Nacion due to rate adjustments and growth in volumes, (iv) Group Life, by SCTR and Vida Ley products for higher renewal premiums in corporate accounts. All these effects contributed to maintaining Grupo Pacífico’s top position in the market in terms of written premiums, according to the SBS.

In 2023, Insurance service expenses decreased by 11.2%, mainly to which was influenced by the lower levels of claims in Group Life, D&S and Credit Life versus periods affected by COVID-19. This was mitigated by higher attributable expenses.

Net Financial income grew by 12.3% in 2023 compared to 2022 as a result of optimal investment management in terms of profitability and control, due to higher dividends on investments, favorable effect of value fluctuations and lower impairment loss.

Net Profit and Selected Ratios for Grupo Pacífico’s- Life business (1)

	As of and for the year ended December 31,
	2022	2023	2023 -2022
	(in thousands of Soles)		Change (S/)	Change (%)
Insurance revenue	1,375,894	1,647,101	271.2	19.70%
Insurance service expenses	(1,211,961)	(1,076,250)	135,711	(11.20%)
Insurance Service Result	163,933	570,851	406,918	248.20%
Reinsurance Result	(27,066)	(82,998)	(55,931)	206.60%
Total insurance underwriting result	136,866	487,853	350,987	256.40%
Financial result of insurance activity (VFA)	(24,898)	877	25,775	103.50%
Net Financial Income	672,671	755,267	82,597	12.30%
Financial expenses of the insurance service	(426,422)	(466,119)	(39,697)	9.30%
Non attributable expenses	(80,126)	(101,847)	(21,721)	27.10%
Other Income/Expenses	740	(23,280)	(24,021)	(3245%)
Translations results	30,060	10,864	(19,196)	(63.90%)
Income tax	0	(23,932)	(23,932)	N/A
Net income	308,891	639,683	330,791	107%
(1)	Financial statements without consolidation adjustments.

Corporate Health and Medical Services Insurance Business

Corporate health insurance and medical services achieved a net profit of S/204.8 million in 2023, which was 37.4% higher than the S/149.1 million reported in 2022. This increase in net profit can be attributed to a higher net profit in corporate health insurance, as a result of a higher renewal premiums, and an increase in medical services income, which was mainly attributable to health clinics and specialized clinics (S/118.4 million in 2023 versus S/109.5 million in 2022) as a result of an increase in the demand for services.

Net Profit and Selected Ratios for Grupo Pacífico’s Corporate Health Insurance & Medical Services (1)

	As of and for the year ended December 31,
	2022	2023	2023 - 2022
	(in thousands of Soles)		S/	%
Insurance revenue	1,257,302	1,313,640	56,338	4.50%
Insurance service expenses	(1,119,260)	(1,124,371)	(5,111)	0.50%
Insurance Service Result	138,041	189,270	51,229	37.10%
Reinsurance Result	(17,755)	(16,658)	1,097	(6.20%)
Total insurance underwriting result	120,287	172,611	52,324	43.50%
Financial income from the insurance service	9,030	16,562	7,532	83.40%
Non attributable expenses	(64,797)	(52,843)	11,954	(18.40%)
Other Income/Expenses	1,178	(2,686)	(3,864)	(328%)
Translations results	(3,410)	(2,423)	987	(28.90%)
Income tax	(22,706)	(44,855)	(22,149)	97.50%
Net profit Corporate health insurance	39,582	86,367	46,785	125.80%
Medical Services	109,470	118,449	8,979	8.20%
Net profit	149,052	204,816	55,764	37.40%
(1)	Financial statements without consolidation adjustments.

Underwriting, Actuarial and Reinsurance

Underwriting guidelines for substantially all the risks associated with the P&C and corporate health insurance businesses are developed by profit centers in collaboration with the actuarial staff. Grupo Pacífico’s P&C insurance business unit has an engineering staff that ensures that most medium and medium-to-large commercial properties are insured for risks prior to underwriting, while third-party surveyors are employed to inspect smaller and/or lower-risk properties. Pricing and underwriting guidelines, rates, and approval thresholds for these risks, are periodically reviewed by the staff, reported to the Risk and Pricing Committees, and continuously monitored to ensure that they are within competitive market conditions and profitability targets.

Grupo Pacífico’s P&C insurance business transfers risks to reinsurers in order to limit maximum aggregate potential losses and minimize exposures to large individual risks. Reinsurance companies are chosen based on the evaluation of the credit quality of the reinsurer, financial rating, terms of coverage, and price. The P&C insurance business acts as a reinsurer on a very limited basis, providing excess facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements and/or the interests of Peruvian clients in the Latin American region.

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

In 2023, Grupo Pacífico’s total ceded reinsurance premiums totaled approximately US$262.9 million, of which approximately 92% were ceded to carriers with A- and above ratings.

Grupo Pacífico’s life insurance business holds excess of loss reinsurance contracts for its Individual Life, Personal Accident, Group Life and Credit Life products; in the case of the Disability and Survivorship risk (D&S), the company has a quota share reinsurance contract. Workers’ compensation (SCTR) and the Annuity business do not have a proportional reinsurance contract. Catastrophic reinsurance contracts cover all of Pacífico’s Life line of business (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the annuity line. Life premiums ceded to reinsurers represented around 12% of the life insurance businesses’ written premiums in 2023.

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

As of December 31, 2023, the value of Pacífico’s investment portfolio was S/14,427 million, which included mainly S/12,455 million in fixed-income instruments, S/633 million in investment properties, S/625 million in equity securities, and S/714 million in alternative investments. This diversified portfolio follows an asset-liability management strategy focused on cash flow, duration, and currency matching of assets (portfolio) and liabilities (reserves), as well as on supporting Pacífico’s capital structure. Pacífico’s financial income increased by 14% in 2023 to S/810.9 million from S/711.5 million in 2022.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (6) Lines of Business (LoBs).”

6.3.2	Prima AFP

As of December 31, 2023, the number of affiliates in Prima AFP was 2.3 million, similar to 2022 (2.3 million) and 2021 (2.3 million).

Prima AFP’s funds under management reached S/36.9 billion, which was 15.7% higher than the S/31.8 billion in 2022 and 8.2%. In 2023, nominal annual yields were 8.4%, 16.4%, 10.3%, and 5.0% for Funds 0, 1, 2, and 3, respectively. Since 2006, Prima AFP’s nominal annualized yields were 6.3%, 6.7%, and 5.6% for Funds 1, 2, and 3 respectively.

Prima AFP’s revenues were S/351.0 million in 2023, which was lower than the S/373.7 million in 2022 mainly due to a reduction to 0% of the flow portion of the mixed commission (this portion charge on the wages and is scheduled to end on February 2023), leaving only the part of the mixed commission that is charged on the balance of funds (AUM).

Operating expenses reached S/181.3 million in 2023, which is S/9.4 million lower than it was in 2022 due to a fee paid to the landlord for an early termination of the tenancy agreement of Chinchon in the first quarter of 2022, in addition to lower expenses in consulting, trading, and IT.

Prima AFP’s net profit was S/149.5 million in 2023, S/40 million higher than in 2022 mainly due to higher net reserve fund profitability from the recovery of yields of Funds 0, 1, 2, and 3.

In 2023, Prima AFP’s ROAE increased to 30.0% compared to 20.4% in 2022.

The following table summarizes the administration fees charged by the AFPs’ for PPS in 2023:

AFP	Remuneration scheme	Balance commission scheme
	Monthly fee on salary	Annual fee on funds
Prima AFP	1.60%	1.25%
AFP Integra	1.55%	0.78%
Profuturo AFP	1.69%	1.20%
AFP Habitat	1.47%	1.25%

As of December 31, 2023, Prima AFP had S/740.7 million in assets (compared to S/735.0 million and S/839.8 million as of December 31, 2022, and December 31, 2021, respectively), S/240.7 million in liabilities (compared to S/238.2 million and S/265.2 million as of December 31, 2022 and December 31, 2021, respectively), and shareholders’ equity of S/500.1 million (compared to S/496.8 million and S/574.6 million as of December 31, 2022 and December 31, 2021, respectively).

For further detail about 2022 and 2021 evolution, please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (6) Lines of Business (LoBs).”

6.4	Investment Management and Advisory

As mentioned before, in 2023 we reorganized our business to achieve more stable, scalable revenue growth and sustainable profitability levels. We redefined our strategy to concentrate on efficiently growing core profitable and scalable business, focusing on less volatile and scalable businesses such as Wealth and Asset Management, complemented by transactional capabilities in Capital Markets.

We aimed to consistently achieve net profit, profitability, and efficiency metrics over time. In 2023, we took a significant step forward despite facing various obstacles, which we were able to overcome thanks to timely responsiveness and effective management throughout the year.

By the end of 2023, our Investment Management and Advisory Line of Business (LoB) recorded a net profit attributable to Credicorp of S/173.4 million, a 62.7% increase compared to S/106.6 million achieved in 2022. Businesses with lower volatility and scaling potential continued to gain traction in certain client segments, while we seized market opportunities to capitalize on the upside in our more volatile businesses. Overall, our businesses generated revenues that exceeded those of 2022 by 14%, while expenses increased by 5%, resulting in improvements in efficiency and profitability ratios.

6.4.1	Asset Management

In our Asset Management business, total assets under management (AUM), including institutional, corporate, and retail clients, exceeded S/72.7 billion in 2023, a 7% increase compared to S/68.1 billion registered in the previous year. The increase was mainly driven by our investments business in traditional and alternative assets.

Investments in traditional assets reached S/28.1 billion in AUM, a 20% increase compared to S/23.4 billion in 2022. The increase was mainly due to the growth in the Mutual Funds market in Peru (where we maintain leadership with a 32% market share) and in the Collective Investment Funds market in Colombia (where we maintain leadership with a 28% market share).

Investments in alternative assets reached S/7.4 billion in AUM, a growth of 34% compared to S/5.5 billion in the previous year. This growth was attributed to focusing on expanding the practice of alternative assets, including Private Debt, Real Estate, and Infrastructure in Peru, Colombia and Chile.

Investment products reached S/7.7 billion in AUMs; a 3.1% decrease compared to S/8.0 billion in the previous year due to reduced demand for such products among Private Banking clients.

Third-party funds distribution exhibited limited dynamism at a regional level, affected by the reduced investment capacity and liquidity of institutional clients. In this business, AUMs reached S/29.6 billion, 6% lower than the previous year.

Investment products reached S/7.7 billion in AUM, a 3.1% decrease compared to S/8.0 billion in the previous year due to reduced demand among Private Banking clients.

Overall, total revenues in the Asset Management business reached S/199.0 million, similar to the S/199.8 million recorded in 2022.

Asset Management Assets under Management by asset class
	As of and for the year ended on December 31,
	2021	2022	2023
	(in millions of Soles)
Traditional Investments	27,584	23,369	28,065
Alternative Investments	5,211	5,510	7,394
Institutional Distribution	54,246	31,281	29,552
Investment Products	8,999	7,965	7,716
Total assets under management	96,040	68,124	72,728

6.4.2	Capital Markets

In our Capital Markets sales business, total revenues reached S/172.6 million, a 2% increase compared to S/169.9 million in 2022. Revenues from individuals decreased 6% compared to those in 2022, and those from institutional clients decreased 18% as traded volumes remained lower than expected throughout the year. Nevertheless, revenues from corporate clients in Colombia and Chile grew 16% compared to 2022, boosted by FX transactions capitalizing on the volatility of the exchange markets.

Capital Markets Securities Portfolio

	As of and for the year ended on December 31,
Traded volume	2021	2022	2023
	(in millions of Soles)
Equity securities – Peru [1]	10,485	5,845	2,967
Fixed income – Peru [1]	58,321	55,059	2,057
Equity securities – Colombia [2]	10,521	8,415	3,819
Fixed income – Colombia [2]	141,427	122,116	152,368
Equity securities – Chile [3]	18,969	17,677	13,123
Fixed income – Chile [3]	35,485	58,715	71,358
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

On the other hand, revenues in the management of proprietary trading positions, including long and short positioning strategies, together with hedging strategies with derivatives instruments, were higher than expected, exceeding those achieved in 2022 by more than 47%.

6.4.3	Wealth Management

In our Wealth Management business, total assets under management (AUM) reached S/62.6 billion, an 8% growth compared to S/58.0 billion in 2022. By the end of 2023 revenues reached S/365.8 million, a 11% increase compared to S/331.0 million in 2022.

In Peru, revenues reached S/300.3 million, an 11% growth compared to S/265.6 million in the previous year. This was aligned with an 8% increase in AUMs, reaching S/41.2 billion in 2023. Revenues were boosted by margin income from deposits, as funds migrated to our offshore platform remained on balance pending more profitable investment opportunities.

On the other hand, in Colombia revenues reached S/27.3 million, similar to the S/27.7 million recorded in 2022. In Chile, revenues reached S/23.8 million, decreasing by 2% compared to S/24.7 million in 2022.

Wealth Management Assets under Management

	As of and for the year ended on December 31,
	2021	2022	2023
	(in millions of Soles)
Assets under management – Peru (1)	43,698	38,238	41,167
Assets under management – Colombia	8,487	7,024	9,013
Assets under management – Chile	11,256	11,597	11,080
Assets under management – US (2)	896	1,178	1,331
Total assets under management (3)	64,337	58,037	62,592

Total Customers (4)	5,911	4,770	4,809
(1) Includes assets under management booked in ASB Bank Corp and BCP Wealth Management business.
(2) Includes AUMs only from US persons. AUMs from Peruvian, Colombian and Chilean customers are included in the corresponding country.
(3) Includes Asset Management products for S/18,540, S/16,647 and S/16,241 million as of 2021, 2022 and 2023, respectively.
(4) Estimated. Includes customers with net worth over US$1 million. Figures include the effect of annual customer re-segmentation.

6.4.4	Trust Services

Our Trust Services Business, which mainly includes income from custody of securities in Peru and administration of trusts in Peru and Colombia, had a positive year in 2023 with a growth of 4% as compared to 2022.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (6) Lines of Business (LoBs).”

5. B	Liquidity and Capital Resources

(1)	Capital Adequacy and Solvency Management

1.1	Credicorp

Our solvency buffers, measured by either regulatory or internal capital ratios, are deemed appropriate in order to comply with both current and expected capital requirements and to support our business growth in the coming years. In a similar fashion, our working capital and other liquidity measures are deemed sufficient for current and projected business and regulatory requirements.

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group under IFRS rules, as of December 31, 2021, 2022, and 2023:

Regulatory Capital and Capital Adequacy Ratios

	As of and for the year ended on December 31,
	2021	2022	2023
Capital stock	1,319	1,319	1,319
Treasury stocks	(208)	(208)	(208)
Capital surplus	229	232	228
Legal and other capital reserves (1)	21,364	23,703	26,253
Minority interest (2)	420	471	206
Loan loss reserves (3)	2,001	2,129	1,969
Perpetual subordinated debt	0	0	0
Subordinated debt	6,125	5,771	5,720
Investments in equity and subordinated debt of financial and insurance companies	(713)	(889)	(1,235)
Goodwill	(797)	(772)	(798)
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	0	0	0
Deduction for Tier I limit (50% of regulatory capital) (4)	0	0	0
Total, Regulatory Capital (A)	29,742	31,755	33,454

Tier I (5)	15,352	16,955	17,877
Tier II (6) + Tier III (7)	14,389	14,799	15,577

Financial Consolidated Group (FCG) Regulatory Capital Requirements	18,530	22,506	24,780
Insurance Consolidated Group (ICG) Capital Requirements	1,431	1,563	1,594
FCG Capital Requirements related to operations with ICG (8)	(513)	(471)	(653)
ICG Capital Requirements related to operations with FCG (9)	0	0	0
Total Regulatory Capital Requirements (B)	19,447	23,598	25,721
Regulatory Capital Ratio (A) / (B)	1.53	1.35	1.30
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00
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

Internal Common Equity Tier 1 (CET 1)

In November 2013, BCP Stand-alone’ s Board of Directors decided to track the Basel III ratio known as CET 1. CET 1 comprises:

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

CET1 Internal Targets

During the first quarter of 2023, BCP’s and Grupo Credito’s Risk Committees approved keeping the CET 1 ratio limits for BCP Stand-alone and Mibanco Peru, targeting them at 11% and 15%, respectively. These limits are part of their risk appetite framework. Both the BCP Stand-alone’s and Mibanco Peru CET 1 ratios are calculated based on their understanding of the Basel III requirements adopted by Peruvian regulation. Beginning January 21, 2022, the Risk Committee has monitored the CET 1 with IFRS balances, rather than local ones.

The following table present regulatory capital information for BCP Stand-alone as of December 31, 2021 and 2022:

BCP Stand-alone Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)

	As of and for the year ended on December 31,
	2021	2022
Capital stock	11,317	12,176
Legal and other capital reserves	6,708	6,760
Accumulated earnings with capitalization agreement	-	-
Loan loss reserves (1)	1,735	1,838
Perpetual subordinated debt	-	-
Subordinated debt	5,397	5,149
Unrealized gain (loss)	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(2,264)	(2,437)
Investment in subsidiaries and others	(2,436)	(2,844)
Unrealized profit and net profit in subsidiaries	172	408
Goodwill	(122)	(122)
Total regulatory capital	22,772	23,364

Tier 1 (2)	15,143	16,219
Tier 2 (3) + Tier 3 (4)	7,629	7,145

Total RWAs	152,376	161,939
Credit RWAs	137,707	145,968
Market RWAs (5)	2,409	1,560
Operational RWAs	12,260	14,411

Capital ratios
Tier 1 ratio (6)	9.94%	10.02%
CET1 ratio IFRS (7)	11.92%	12.59%
BIS ratio (8)	14.94%	14.43%
RWAs / Regulatory capital	6.69	6.93
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
(8) Regulatory Capital / RWAs (legal minimum = 10% since July 2011).

For transparency purposes and to demonstrate the calculation of the CET1 ratio, Credicorp periodically discloses BCP Stand-alone and Mibanco’s adjusted total RWAs. The following table presents regulatory capital information for BCP Stand-alone, calculated according to the Legislative Decree 1531 approach, which became effective in January 2023 and aims to ensure a closer alignment with the guidelines established by Basel III.

The following table present regulatory capital information for BCP Stand-alone as of December 31, 2023:

As of and for the year ended on December 31, 2023
Capital stock	12,973
Legal and other capital reserves	6,591
Earnings from prior years and from the year in progress	5,384
Loan loss reserves (1)	1,696
Perpetual subordinated debt	-
Subordinated debt	5,007
Unrealized gain (loss)	(669)
Investment in subsidiaries and others, net of unrealized profit and net income	(2,773)
Intangible assets	(1,294)
Goodwill	(122)

Total Regulatory Capital	26,793
CET 1 (2)	20,090
Regulatory Tier 1 Capital (3)	20,090
Regulatory Tier 2 Capital (4)	6,703

Total RWAs	153,473
Market RWAs	2,680
Credit RWAs	134,427
Operational RWAs	16,366

Capital ratios
CET1 ratio	13.09%
Tier 1 ratio	13.09%
Total, Regulatory capital ratio	17.46%
CET1 IFRS 9	13.20%
RWAs / Regulatory capital	5.73
(1) Up to 1.25% of total RWAs.
(2) CET1 = Capital + Reserves + Earnings from prior years and from the year in progress + Unrealized gain (loss) – deductions as designated by the SBS (investments in subsidiaries, goodwill, intangible assets).
(3) Regulatory Tier 1 Capital = CET 1 + Perpetual subordinated debt (Tier1) as designated by the SBS
(4) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves (tier 2) as designated by the SBS

Prior to the regulatory changes in 2023, the BCP Stand-alone Total Regulatory capital ratios were 14.94% of its RWAs for the year 2021 and 14.43% of its RWAs for the year 2022.

At the end of December 2021, December 2022, and December 2023, BCP’s Stand-alone CET1 under IFRS were 11.92%, 12.59%, and 13.20% of its RWAs, respectively.

The following table presents regulatory capital information for Mibanco as of December 31, 2021 and 2022:

Mibanco - Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)

	As of and for the year ended on December 31,
	2021	2022
Total regulatory capital	2,305	2,328
Tier (1)	1,962	1,963
Tier 2 (2)	343	365
Total RWAs	14,056	15,850
Credit RWAs	12,018	14,346
Market RWAs (3)	149	97
Operational RWAs	1,889	1,408

Capital ratios
Tier 1 ratio (4)	13.96%	12.38%
CET1 ratio IFRS (5)	15.24%	16.46%
BIS ratio (6)	16.40%	14.69%
RWAs / Regulatory capital	6.10	6.81
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

The following table presents regulatory capital information for Mibanco, calculated according to the Legislative Decree 1531 approach, which became effective in January 2023 and aims to ensure a closer alignment with the guidelines established by Basel III.

Mibanco Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)
As of and for the year ended on December 31, 2023
Capital stock	1,840,606
Legal and other capital reserves	308,056
Earnings from prior years and from the year in progress	717,919
Loan loss reserves (1)	157,368
Perpetual subordinated debt	-
Subordinated debt	173,000
Unrealized gain (loss)	(1,695)
Investment in subsidiaries and others, net of unrealized profit and net income	(282)
Intangible assets	(156,884)
Goodwill	(139,180)

Total Regulatory Capital	2,898,907
CET 1 (2)	2,568,539
Regulatory Tier 1 Capital (3)	2,568,539
Regulatory Tier 2 Capital (4)	330,368

Total RWAs	14,096,867
Market RWAs	220,327
Credit RWAs	12,349,400
Operational RWAs	1,527,140

Capital ratios
CET1 ratio	18.22%
Tier 1 ratio	18.22%
Total Regulatory capital ratio	20.56%
CET1 IFRS (5)	18.37%
RWAs / Regulatory capital	5.44
(1) Up to 1.25% of total RWAs.
(2) CET1 = Capital + Reserves + Earnings from prior years and from the year in progress + Unrealized gain (loss) – deductions as designated by the SBS (investments in subsidiaries, goodwill, intangible assets).
(3) Regulatory Tier 1 Capital = CET 1 + Perpetual subordinated debt (Tier1) as designated by the SBS
(4) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves (tier 2) as designated by the SBS
(5) CET1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles, and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains. It is calculated under IFRS balance sheets.

As of December 31, 2023, Mibanco Peru’s regulatory capital with the new regulation was 20.56% of its unconsolidated RWAs. As of December 31, 2022, and December 31, 2021, Mibanco’s regulatory capital was 14.69% and 16.40% of its unconsolidated RWAs, respectively.

At the end of December 2023, December 2022, and December 2021, Mibanco’s CET1 under IFRS were 18.37%, 16.46%, and 15.24% of its RWAs, respectively.

1.3	Grupo Pacífico

Grupo Pacífico’s solvency indicators, given the equity requirements of the insurance business, have allowed Grupo Pacífico to satisfy its obligations to its policyholders and thus have an adequate level of financial leverage.

The following table shows the regulatory capital adequacy requirements applicable to Grupo Pacífico, as of December 31, 2021, 2022 and 2023:

Grupo Pacífico Regulatory Ratios

	As of and for the year ended on December 31,
	2021	2022	2023
	(in thousands of Soles)
(A) Capital Adequacy	1,683,534	1,700,171	1,796,778
(B) Regulatory Capital Requirement	1,430,566	1,562,893	1,593,590
(B.1) Solvency I Required capital	1,059,693	1,157,327	1,085,780
(B.2) Security Fund	370,329	404,534	506,848
(B.3) Credit risk	-	0	0
(B.4) Other Capital Requirement	544	1,032	962
(C) Leverage	1,063,610	976,304	1,063,351
Surplus 1 = (A) - (B)	252,968	137,279	203,188
Ratio (A)/(B)	1.18	1.09	1.13
Surplus 1 = (A) - (C)	619,924	723,867	733,427
Ratio (A)/(C)	1.58	1.74	1.69

(2)	Cash flows and Capital Expenditures

The following table shows net cash from operating, investing and financing activities, for the periods indicated:

	As of and for the year ended on December 31,
	2021	2022 ( *)	2023
	(In thousands of Soles)
Net cash flow from operating activities	3,972,994	(1,151,422)	4,079,719
Net cash flows from investing activities	(3,727,711)	(1,094,965)	(1,255,064)
Net cash flows from financing activities	(465,296)	(1,600,815)	(2,264,352)
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate	(220,013)	(3,847,202)	560,303
Effect of changes in exchange rate of cash and cash equivalents	2,779,791	(1,325,381)	(760,651)
Cash and cash equivalents at the beginning of the period	36,733,767	39,293,545	34,120,962
Cash and cash equivalents at the end of the period	39,293,545	34,120,962	33,920,614
(*) Balances corresponding to 2022 have been restated according to IFRS 17. For further detail please refer to note 3b on the 2023 Audited Financial Statements.

Operating Activities

Net cash flow from operating activities increased S/5,231 million from 2022 to 2023, mainly due to a lower reduction in payables from repurchase agreements and securities lending in line with the increased in accounts payable with the BCRP, lower requirement of cash in loans, as a result of a reduction in loans associated with government programs, increase in deposits and obligations (time deposits, mainly in BCP and Mibanco Peru) and increased amounts due to banks and correspondents, mainly with Bank of America. This was partially offset by increase in investments at fair value through other comprehensive income and investments at fair value through profit or loss in line with higher investments in government instruments. As well as, reduction of bonds and notes issued, mainly, in BCP.

Net cash flow from operating activities decreased S/5,124 million from 2021 to 2022, which was primarily attributable to an increase in investments at fair value through other comprehensive income, a decrease in payables from repurchase agreements associated with government programs and securities lending and a decrease in deposits and obligations. This was partially offset by reduced loan activity resulting from a reduction in loans associated with government programs, decreased investments at fair value through profit or loss and increased amounts due to banks and correspondents and other liabilities.

Investing Activities

Variations in net cash flow from investing activities were mainly due to higher purchases of property, furniture and equipment and intangible assets.

In 2023, 2022 and 2021 intangible assets consumed cash of S/828 million, S/704 million and S/532 million, respectively, mainly driven by digital transformation efforts and disruptive initiatives.

Financing Activities

Net cash flows used in financing activities were S/2,264.4 million in 2023, which represented S/663.5 million more used in financing activities than in 2022. This increase was mainly due to dividends paid increasing from S/1,196.4 million in 2022 to S/1,994.0 million in 2023, which in turn resulted from increased net profits.

In 2022, net cash flows used in financing activities were S/1,600.8 million, which represented S/1,135.5 million more used in financing activities than in 2021. This increase was mainly due to dividends paid increasing from S/398.8 million in 2021 to S/1,196.4 million in 2022, which in turn resulted from increased net profits as the COVID-19 pandemic crisis waned.

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (6) Lines of Business (LoBs).”

For further detail about 2022 and 2021 evolution please refer to Credicorp’s previous 2022 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.B. Liquidity and Caital Resources – (2) Cash flows and Capital Expenditures.”

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP Stand-alone and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and established minimum liquidity ratios. According to best market practices, we believe that the liquidity coverage ratio, or LCR, provides more relevant information than the liquidity ratio shown in previous years.  The LCR must exceed 100% for both soles-based transactions and foreign exchange-based transactions. The aggregate daily ratios of BCP and Mibanco in December 2023 was 162.7% and 172.8% for soles and foreign exchange transactions, respectively, demonstrating a robust level of liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP Stand-alone and Grupo Pacífico complied with all of their payment obligations.

The LCR’s information with respect to BCP and Mibanco has been aggregated for December 2021, 2022 and 2023:

Liquidity Coverage Ratio Local Currency

	2021	2022	2023
	in thousands of Soles	in thousands of Soles	in thousands of Soles
Total High Liquidity Assets (HQLA) (1)	21,553,570	18,128,746	23,178,510
Cash Inflows (2)	4,034,222	5,542,165	5,419,692
Cash Outflows (3)	12,737,480	16,217,850	17,577,626
Total Net Cash Outflows	12,850,312	7,453,061	11,020,576
LCR%	200.9%	146.0%	162.7%
1) High Quality Liquidity Assets: Correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
2) Inflows: Total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by SBS.
3) Outflows: Total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by SBS.

Liquidity Coverage Ratio Foreign Currency

	2021	2022	2023
	in thousands of Soles	in thousands of Soles	in thousands of Soles
Total High Liquidity Assets (HQLA) (1)	21,239,155	20,689,248	19,394,117
Cash Inflows (2)	4,324,388	4,998,517	5,696,268
Cash Outflows (3)	10,051,554	12,917,847	14,517,454
Total Net Cash Outflows	15,511,988	12,769,918	10,572,931
LCR%	254.30%	198.90%	172.80%
1) High Quality Liquidity Assets: Correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
2) Inflows: Total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by SBS.
3) Outflows: Total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by SBS.

In January 2024, the Regulation for Liquidity Risk Management was updated by SBS Resolution No. 3296-2022 in order to incorporate the guidelines of the latest BCBS document (Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools). The new aggregate daily ratios, calculated with the new methodology SBS, of BCP and Mibanco in December 2023 were 157.6% and 140.1% for soles and foreign exchange transactions, respectively, demonstrating a robust level of liquidity.

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

During 2023, the Group continuously assessed and monitored the sufficiency of its liquid assets in order to cover or mitigate contingencies that could stress the funding requirements of the Group’s companies.

Universal banking and Microfinance

Liquidity risk exposure is based on indicators such as the Internal Liquidity Coverage Ratio (ILCR) which measures the amount of liquid assets available to meet needs that would result from cash outflows within a given stress scenario for a period of 30 days, and the Internal Net Stable Funding Ratio, which is intended to ensure that long-term assets are financed with a minimum number of stable liabilities within a prolonged liquidity crisis scenario (funding crisis); the latter indicator functions as a minimum compliance mechanism that supplements the ILCR. The core limits of these indicators are 100% and any excess is presented to the Credicorp Treasury and ALM Risk Committee, Credicorp Risk Committee and ALM Committee of the respective subsidiary. Furthermore, Credicorp has internal appetite risk limits that are monitored and reported to the Credicorp Treasury and ALM Risk Committee.

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

Funding Sources

The following table presents the components of our funding sources without interest payable at the dates indicated:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles, except percentages)
Core Deposits:
Demand deposits	58,629,661	48,467,248	48,229,323
Savings deposits	56,945,262	54,769,045	52,375,813
Severance indemnity deposits	4,017,065	3,824,629	3,185,603
Total core deposits	119,591,988	107,060,922	103,790,739

Other Deposits:
Time deposits	27,923,803	37,478,269	41,290,011
Bank certificates	1,327,690	1,418,740	1,194,653
Total deposits	148,843,481	145,957,931	146,275,403

Payables from repurchase agreements and security lending	22,013,866	12,966,725	10,168,427

Due to banks and correspondents	7,111,461	8,801,911	12,076,567

Bonds and notes issued	17,688,735	16,851,889	14,373,760

Total sources of funds	195,657,543	184,578,456	182,894,157
Core deposits as a percentage of total deposits	80.3%	73.4%	71.0%
Core deposits as a percentage of total sources of liquid funds	61.1%	58.0%	56.7%
BCP Stand-alone is required to keep deposits with the BCRP as legal reserves. The amount of required deposits in the BCRP is determined as a percentage of the deposits and other liabilities owed by BCP Stand-alone to its clients. The current requirement is approximately 6.01% of BCP Stand-alone’s Soles-denominated deposits and approximately 34.87% of BCP Stand-alone’s US Dollar-denominated deposits as of December 31, 2023. For further detail, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview - (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru.”

The following table presents our deposits at the BCRP and our investments in the BCRP’s certificates of deposit at the dates indicated:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles, except percentages)
Funds at the BCRP
Deposits	25,359,565	24,160,723	23,673,777
Certificates of deposit	9,448,574	7,019,479	11,127,919
Total funds at the BCRP	34,808,139	31,180,202	34,801,696
Total funds at BCRP as a percentage of total deposits (*)	23.4%	21.2%	23.6%
(*) Total deposits exclude interest payable.

As of December 31, 2023, we had uncommitted credit lines, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from COFIDE and other international lenders. These funding sources have average annual rates (including Libor) ranging from 2.23% to 9.33% in soles and from 0.45% to 17.64% in foreign currency. As of December 31, 2023, we maintained S/11,752.2 million in due to banks and correspondents, secured by the collection of BCP Stand-alone’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not an FI. For further details, see Notes 14(a), (b) and (c) to the consolidated financial statements. As of December 31, 2021, 2022 and 2023, borrowed funds due to banks and correspondents, including payable interests, amounted to S/7,212.9 million, S/8,937.4 million and S/12,278.7 million, respectively.

In addition, another source of funds arises out of issuing bonds and notes. The following table presents our principal issued bonds from 2021 to 2023:

	Years ended December 31,
	2021	2022	2023
	(in millions of Soles)
Issued bonds
Senior notes	173	114	79
Corporate bonds	-	87	-
Subordinated bonds	2,134	-	251
Total issuance	2,307	201	330

On September 19, 2023, the Bank issued Senior Notes for approximately ¥3,000.0 million equivalent to S/79.0 million, with a fixed rate of 0.97 percent, whose maturity on November 19, 2025.

Additionally, Pacífico Seguros issued US$60.0 million (equivalent to S/185.5 million) of corporate bonds due in May 2033 with a fixed annual interest rate of 8.00%. Banco de Crédito Bolivia issued Bs 137.2 million (equivalent S/65.6 million) of corporate bonds due in February 2033 with a fixed annual interest rate of 5.85%.

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

Macroeconomic and Socio-Political Context

Timely and complete achievement of our strategic targets and aspirations may be adversely affected by reduced revenue-generating capacities of some of our core businesses if macroeconomic and socio-political risks crystallize. Although there has been an improvement in economic perspectives and de-escalation of social and political tensions, some risks remain present. These risks include but are not limited to slow economic and domestic demand growth in Peru, new episodes of socio-political instability that result in violent and disruptive protests and unfavorable weather conditions.

We expect a rebound in Peru’s GDP of around 3.0% in 2024. The drivers that support this rebound are: (i) absence of negative shocks registered in 2023 (El Niño, social protests, among others), (ii) favorable copper prices (around USD/pound 3.85) despite slower economic growth in United States and China, (iii) an improvement in purchasing power of consumers amid a decrease in inflation, (iv) a reduction in BCRP’s reference rate, and (v) a gradual transition of the economic cycle from a contraction phase to a recovery. Recent estimates suggest that inflation will close 2024 around 2% in a context of a negative output gap. In this context, BCRP’s reference would close the year between 4.5% and 5.0%.

For further information regarding GDP expectations from the countries where Credicorp operates, see “ITEM 4. INFORMATION ON THE COMPANY”.

Although episodes of social unrest as seen January and February 2023 are still a risk, the political environment appears to be more stable. Currently, risks of holding general elections prior to 2026 appear to be low.

On March 5, 2024, Alberto Otarola, Peru’s former Prime Minister, resigned after being involved in an influence-peddling scandal. Gustavo Adrianzen, Peru’s representative at Organization of American States (OAS) and former Justice minister in 2015, assumed the position, and no other changes have been made to the cabinet so far. However, there were prior changes to the ministers of Finance, Energy and Mining, and Environment, before the resignation of the Prime Minister.

On March 6, 2024, the Peruvian Congress approved, by more than the required two thirds, majority a proposal to introduce a 60-seat senate to the current unicameral setup of the legislative branch. It also approved allowance of consecutive legislative reelection.

On April 1, 2024, the ministers of Production, Foreign Trade and Tourism, Agriculture and Irrigation, Home Affairs, Education, and Women and Vulnerable Populations were changed due to political reasons. Thus, the Cabinet led by Prime Minister Gustavo Adrianzen was reshuffled one day before attending Congress for a confidence vote. On April 3, 2024, the renewed Cabinet obtained the confidence vote from Congress.

For further information about political tension, social unrest and protest, please see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – Political environment”.

In February 2024, ENFEN, the multi-sectoral committee that studies the El Niño phenomenon in Peru, made downward revisions to the probability assigned to a strong El Niño event during this summer. According to their estimates, a weak intensity El Niño was expected for February and, from March onwards, ENFEN assigns a higher probability to a scenario without El Niño. It is worth noting that a reversal of the sea surface temperature anomaly away from El Niño and towards La Niña could result in positive marginal effects for GDP growth.

For further information about these and other key risks and uncertainties for the Group, please see “ITEM 3. KEY INFORMATION – 3.D Risk Factors.”

The evolution of the aforementioned factors may impact Credicorp’s results and operations in the following ways:

•	Loans: Lending activity is expected to accelerate compared to 2023 due to better economic perspectives, driven mainly by Retail Banking at BCP and slightly dragged down by Reactiva amortizations.

•	NIM: We expect to see resilience in our NIM given the ongoing shift of our loan book towards a higher-yielding mix coupled with favorable dynamics in our funding structure.

•
Portfolio quality and cost of risk: We expect the cost of risk of Credicorp’s loan portfolio to maintain similar levels. This reflects the shift of our loan portfolio mix towards retail, which should translate to higher provisions and cost of risk than in the past.

•	Operating efficiency: In 2024, we will continue to invest significantly in digital transformation and disruptive initiatives to bolster our long-term competitive position.

In a medium-term perspective, we review our strategic initiatives on a constant basis, and are well prepared to implement tactic moves to rapidly adapt accordingly to navigate our changing environment:

•
We are conscious that we have a responsibility to positively impact the communities in which we operate. We are committed to collaborating to create a more sustainable and inclusive economy, to improving the financial health of the population and to empowering our customers and employees to thrive. In order to accomplish this commitment, we will continue to advance in our three strategic priorities. The priorities are (i) integrating sustainability in our strategy, (ii) accelerating digital transformation and Innovation, and (iii) securing the best Talent.

•	Universal Banking: Maintaining our clients’ experience remains our priority.

o
At BCP Stand-alone, as we grow alongside the economy in the segments where we are already present, our most relevant avenues for new growth will be: (i) financial inclusion, to expand the size of the market, and (ii) new business development. We will continue to focus on client experience and optimizing operating efficiency by leveraging data analytics to continue evolving our segmentation, understanding of clients’ behavior, and evolving an integral value proposition for each segment.

o
At Yape, we will continue to focus on growth and monetization, and reach break-even during 2024. We will be launching more functionalities and increasing engagement with clients to advance our aspiration to become a superapp for Peruvians.

•	Microfinance: We seek to consolidate our presence at the base of the pyramid as it continues to accompany client growth.

o
At Mibanco Peru, we will continue to evolve our hybrid model by leveraging technological and analytical capabilities to strengthen our relationships with clients. Our centralized intelligence allowed us to agilely adjust commercial guidelines and mitigate the impact of portfolio deterioration. We closed the year with lessons learned and new capacities to implement more preventive models and conduct more granular follow-up on the portfolio’s behavior. We are now better prepared to reactivate our growth in 2024. Additionally, we aim to diversify our business through increased transactional and fee-based activities.

o
At Mibanco Colombia, we are reviewing our strategy to recover profitability and are adjusting our short-term plans for growth. Nonetheless, we continue to believe that the Colombian market represents significant potential for medium and long-term growth.

•	Insurance and Pensions:

o
At Pacífico, we will continue to penetrate the Peruvian market by accelerating efforts to create products that can be distributed efficiently through Credicorp’s ecosystems, while improving customer experience.

o
At Prima AFP, we will maintain our collaboration towards reforming the regulatory framework and create awareness programs. The objective is to evolve towards an inclusive and sustainable pension system and put the affiliate at the center of our decisions.

•	At Investment Management and Advisory, our focus will remain on developing businesses that provide stable income streams to drive profitable and sustainable growth.

5.E	Critical accounting estimates

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

The most significant estimates and assumptions included in the consolidated financial statements are related to:

(1)	the calculation of the allowance of the expected credit loss on the loan portfolio, and
(2)	the estimation of the liability for life insurance contracts under the general measurement model.

Other estimates include the valuation of investments, intangible, impairment of goodwill, credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of derivative financial instruments and deferred income tax.

We believe that our judgments, estimates and assumptions are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of Credicorp as of December 31, 2022, and 2023 and the results of our operations and cash flows for the years ended December 31, 2021, 2022 and 2023, in accordance with IFRS.

For more information about our critical accounting estimates and judgments, see: “Note 3 Material accounting policies, a) Basis of presentation, use of estimates and changes in accounting policies” to the consolidated financial statements; “Note 30.1 Credit Risk” and “Note 30.2 Market Risk” for a discussion of risk and sensitivity of certain items; “ITEM 3. KEY INFORMATION – 3.D Risk Factors” of this Annual Report on Form 20-F; and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” of this Form 20-F for more information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1)	Board of Directors

The following table sets forth information about the Directors of Credicorp Ltd. at the end of 2023:

Name	Position	Years served as a Director (1)	Birth Date
Luis Enrique Romero Belismelis	Chairman	14	09/01/1961
Jose Raimundo Morales Dasso	Vice Chairman	15	11/09/1946
Patricia Lizarraga Guthertz	Director	6	07/14/1966
Pedro Rubio Feijóo	Director	5	09/14/1955
Antonio Abruña Puyol	Director	3	04/08/1954
Alexandre Gouvêa	Director	3	12/02/1959
Maria Teresa Aranzabal Harreguy	Director	3	02/22/1963
Leslie Pierce Diez Canseco	Director	3	12/31/1948
Nuria Aliño Pérez	Director	0	02/03/1971
(1) In Credicorp or BCP Stand-alone as of December 31, 2023.

Luis Enrique Romero Belismelis

Mr. Romero has served as the Chairman of the Board and Executive Chairman of Credicorp Ltd. since June 9, 2020, and has been a Director since March 31, 2017.

Through his role on the boards of various subsidiaries, Mr. Romero has gained broad insight into the Group’s businesses.

He has also served as the Chairman of the Board of Banco de Crédito del Peru since April 5, 2021 and has served as a Director since March 31, 2009.

He has been a member and the Chairman of the Board of Grupo Crédito S.A. since October 29, 2020, as well as a Director of Pacífico Compañía de Seguros y Reaseguros, Credicorp Peru S.A.C., Mibanco - Banco de la Microempresa S.A., Pacífico S.A. Entidad Prestadora de Salud and Atlantic Security Holding Corporation.

Mr. Romero has ample experience gained by serving as the Head of Finance and the General Manager for different companies in the consumer and services sector related to Grupo Romero. Currently, Mr. Romero is a director of the Peruvian listed companies Inversiones Centenario S.A.A., and Alicorp S.A.A., and is also a director of various private companies, which are part of Grupo Romero.

Mr. Romero holds a bachelor’s degree in economics from Boston University (United States).

Jose Raimundo Morales Dasso

Mr. Morales has served as the Vice Chairman of the Boards of Directors of Credicorp Ltd. and Banco de Crédito del Peru since March 28, 2008, and March 31, 2009, respectively. He is also a director of Grupo Crédito S.A., Pacífico Compañía de Seguros y Reaseguros, Solución Empresa Administradora Hipotecaria S.A. and Atlantic Security Holding Corporation.

He joined Banco de Crédito del Peru in 1980 and held many different management positions, such as Executive Vice President of Wholesale Banking and Credit Risk Management, as well as CEO from 1990 to 2008. Additionally, he served as Chairman of the Board of Directors and CEO of Atlantic Security Bank (now ASB Bank Corp., a subsidiary of Credicorp). Mr. Morales led Credicorp’s initial public offering of shares on the New York Stock Exchange (NYSE) in October 1995.

He also has experience at a range of different organizations, including the Peruvian Bank Association (ASBANC), Peruvian Association of AFP, and of National Confederation of Private Business Institutions of Peru (CONFIEP), of which he served as Vice-Chairman. Prior to joining Credicorp, Mr. Morales worked for 10 years at Wells Fargo Bank in its offices in San Francisco and Miami (United States), São Paulo (Brazil), Caracas (Venezuela), and Buenos Aires (Argentina). The last position he held at Wells Fargo was as Regional Vice President.

He also serves as a member of the boards of directors of Peruvian listed companies Fosfatos del Pacífico S.A., and Cementos Pacasmayo S.A.A., as well as of Salmueras Sudamericanas S.A., private company which is part of Pacasmayo Group.

Mr. Morales has a bachelor’s degree in economics and administration from the Universidad del Pacífico (Peru) and holds an MBA from Wharton Graduate School of Finance of the University of Pennsylvania (United States).

Patricia Lizarraga Guthertz - Independent Director

Ms. Lizárraga has been a member of the Boards of Directors of Credicorp Ltd. and Banco de Crédito del Peru since March 31 and March 22, 2017, respectively. She has also served as a Member of the Board of Directors of Grupo Crédito S.A. since October 29, 2020. Since June 2020, she has been serving as the Chairwoman of Credicorp’s Audit Committee.

Ms. Lizárraga is an experienced Wall Street executive with over 25 years of experience of working in international mergers & acquisitions, capital markets, private equity and valuation practice with Allen & Company, Donaldson Lufkin & Jenrette, and Citigroup. In 2007, she became the founder and CEO of Hypatia Capital Group, and more recently has become a founder and major shareholder of family group Del Ande Alimentos.

Ms. Lizárraga’s board experience includes serving as both President of the Board and Chair of the Audit Committee of non-profit organizations, in addition to serving on the board of private companies. She has served as the President of the Privatization Committee of Toll Roads of Peru. She is also a member of the John Hancock Fund Complex Board of Directors.

Ms. Lizárraga received her Bachelor of Arts degree from Yale University (United States) and her MBA from Harvard Business School (United States).

Pedro Rubio Feijóo

Mr. Rubio has been serving as a Director of Credicorp and Grupo Crédito S.A. since March 27 and March 31, 2023, respectively. He currently serves as a Board member at Banco de Crédito del Peru, Prima AFP, Credicorp Capital Ltd., Credicorp Capital Holding Peru S.A., ASB Bank Corp., Banco de Crédito de Bolivia, and Inversiones Credicorp Bolivia S.A. Currently, he serves as a Chairman of the Risk Committee of Credicorp and Grupo Crédito S.A.

Mr. Rubio is a Peruvian executive who brings 40 years of experience with Credicorp banking businesses, both domestically and internationally. Through his role on the boards of various subsidiaries, Mr. Rubio has gained broad insight into the Group’s businesses.

He began his career at Banco de Crédito del Peru in 1983 as a commercial executive, then went on to hold increasingly senior roles including Head of the International Business Department, CEO of Banco Tequendama, in Bogotá (Colombia) and Head of the Corporate and Business Banking Division. Until March 2018, he acted as Senior Vice President of Wholesale Banking at Banco de Crédito del Peru and reported directly to the CEO.

Mr. Rubio has a degree in Industrial Engineering from North Carolina State University (United States).

Antonio Abruña Puyol – Independent Director

Mr. Abruña has been a member of the Boards of Directors of Credicorp Ltd. and Grupo Crédito S.A. since June 5 and October 29, 2020, respectively. He has also been a member of the Board of Directors of Banco de Crédito del Peru since March 31, 2021.

Mr. Abruña is a Spanish-Peruvian attorney-at-law and one of Peru’s leading legal scholars, with decades of extensive experience as a legal scholar and administrator of academic institutions. Mr. Abruña has served as Rector of the Universidad de Piura (Peru) since 2018. He previously served as Rector of the university from 2003 to 2012, where he has had a long and successful career. He participated in the creation of the Faculty of Law, for which he is a professor, and has additionally served as dean. He has held other academic and administrative positions and participated in various projects of the university.

Mr. Abruña was part of the Special Commission appointed by the Peruvian government to designate the seven members of the National Justice Council. He was the representative in Peru of the lstituto per la Cooperazione Universitaria (ICU) (Italy). He is currently serving as the director of Universia Peru.

Mr. Abruña has a law degree from the Universidad Complutense de Madrid (Spain) and a doctorate in Law from the Universidad de Navarra (Spain).

Alexandre Gouvêa – Independent Director

Mr. Gouvêa has been a member of the Boards of Directors of Credicorp Ltd. and Banco de Crédito del Peru since June 5 and June 24, 2020, respectively. He has also been a Director of Grupo Credito S.A. since October 29, 2020. Since February 2023, he also sits on the board of Monokera, an Insurtech company recently acquired in Colombia by Credicorp’s Corporate Venture Capital Krealo. Currently, he is Chairman of the Compensation and Nominations Committee of Credicorp and Grupo Crédito S.A.

Mr. Gouvêa has 30 years of international experience at McKinsey & Co. He specializes in providing advice to financial services clients. Mr. Gouvêa is an expert in retail banking and insurance (including its technological transition and digital transformation). He has provided financial services in Latin America and built the Organizations Practice and the Recovery and Transformation Unit of McKinsey & Co. He was also previously a director of McKinsey & Co. Mr. Gouvea served as a member of the board of directors of leading publicly listed Brazilian retailers, Lojas Renner between 2019 and January 2023. He also spent over 8 years on the board of a nonprofit, Habitat for Humanity international.

Mr. Gouvêa has a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (Brazil) and has an MBA from UCLA’s Anderson School of Management (United States).

Maria Teresa (Maite) Aranzabal Harreguy - Independent Director

Ms. Aranzábal has been a member of the Boards of Directors of Credicorp and Banco de Crédito del Peru since June 5 and June 24, 2020, respectively. She has also been a Director of Grupo Crédito S.A. since October 29, 2020. Currently, she is Chairwoman of the Sustainability Committee of Credicorp and Grupo Credito S.A.

Ms. Aranzábal is a highly accomplished Spanish executive with relevant experience from serving on the boards of public and private companies as well as non-profit organizations. She has decades of experience in advising leading global public and private companies as well as entrepreneur and in senior executive roles with responsibilities for strategy, business development and transformation, customer experience and international expansion. Throughout her international career, she has worked across a variety of sectors, spanning retail banking, retail, fashion, consumer goods and real estate.

She began her career at McKinsey & Co. in Spain and Argentina, where she consulted with clients in various industries, including retail banking. She then joined Grupo Cortefiel, a family-owned retailer, where she successfully led business development, strategy, and international growth. She also collaborated with Advent lnternational, a private equity firm, as retail expert, and was later in charge of the turnaround of KA lnternational.

Ms. Aranzábal currently leads Alir Consulting and Trade, her own consulting company, which specializes in retail and real estate. She is also an independent advisor to the Board of Directors of the Hijos de Rivera Corporation and Chair of the Nomination and Compensation Committee. She is Vice President of the Board of Trustees of the Novia Salcedo Foundation and professor at IE Business School.

Ms. Aranzábal has a degree in business administration from ICADE (Spain), and an MBA from The Wharton School of the University of Pennsylvania (United States).

Leslie Pierce Diez Canseco

Mr. Pierce has been a member of the Board of Directors of Credicorp Ltd. and Grupo Crédito S.A. since October 16 and October 29, 2020, respectively. He has been serving as a Member of the Board of Directors of Banco de Crédito del Peru since March 31, 2021, and of Atlantic Security Holding Corporation since April 30, 2021.

Mr. Pierce has served in executive leadership positions, primarily of Peruvian companies, for almost 40 years. He served as CEO of Alicorp S.A.A., Peru’s largest consumer goods company with operations throughout Latin America, from 1991 to 2011. Prior to that, Mr. Pierce served as a Vice Minister of Commerce in the Ministry of Economy and Finance of Peru from 1983 to 1984.

Mr. Pierce currently serves as a director in a number of private businesses, including Compañía Latinoamericana de Radiodifusion S.A., Cerámica Lima S.A., Transber S.A.C, lnka Crops. S.A, Empresa Siderúrgica del Peru S.A.A., HV Contratistas S.A., Redondos S.A., Inversiones Agrícolas Caña Brava, Maquinarias S.A., Corporacion Primax S.A., Canvia and Negocios Industriales Real Nirsa S.A. (Ecuador). He also participates in philanthropic organizations such as Vida Peru, Banco de Alimentos del Peru and Crea+.

Mr. Pierce holds a bachelor’s degree in economics from Pontificia Universidad Católica de Peru (Peru) and a post-graduate degree in economics from Pontificia Universidad Católica de Chile (Chile).

Nuria Aliño Pérez – Independent Director

Ms. Aliño has been a Director of Credicorp and Grupo Crédito S.A. since March 27 and March 31, 2023, respectively.

She is an accomplished Spanish corporate and investment banking professional with over 25 years of experience in developed and developing markets with roles spanning corporate finance, private equity/venture capital, impact investing, fintech transactions and digital strategy.

Since 2016, she has held positions with the World Bank Group’s International Finance Corporation (IFC) as Head of Partnerships and Innovations, Digital Finance Services and currently as Open Banking & Digital Transformation Specialist, providing guidance on the digital transformation strategies to financial institutions in the emerging markets.

Prior to her work with the IFC, she spent three years as advisor to the General Manager of IADB Invest (Interamerican Development Bank). Ms. Aliño spent over 15 years with BBVA in corporate and investment banking where she concluded her tenure as Chief Investment Officer – Industrial Holding Group.

Ms. Aliño serves as Board member and Chair of the Sustainability Committee at Soltec, a global developer of integral solutions for sustainable solar energy listed in the Spanish stock market since 2019. She is an Independent Director of Unicaja Banco. Ms. Aliño has held additional advisory board roles for tech companies and private equity and venture capital firms in Latin America and Europe.

Since 2019, Ms. Aliño has been a faculty member of teaching programs in the United States and Spain for digital transformation of microfinance institutions, financial inclusion, and financial service disruption for programs in those countries.

Ms. Aliño holds a Master of Sciences in Law and a Bachelor of Economics and Business Administration from Universidad Pontificia Comillas – ICADE (Spain).

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

The following table sets forth the name, position(s), and principal Credicorp entities for each member of our senior management:

Position(s) (1)	Name	Entity(ies)

Executive Chairman	Luis Enrique Romero B.	Credicorp

Chief Executive Officer	Gianfranco Ferrari	Credicorp

Chief Risk Officer	Reynaldo Llosa	Credicorp, BCP Stand-alone

Chief Financial Officer	Cesar Rios	Credicorp, BCP Stand-alone

Chief Operating Officer	Alejandro Perez-Reyes	Credicorp

Chief Innovation Officer	Francesca Raffo	Credicorp, BCP Stand-alone

Head of Universal Banking (Credicorp), CEO (BCP Stand-alone)	Diego Cavero	Credicorp, BCP Stand-alone

Head of Microfinance (Credicorp), CEO (Mibanco)	Javier Ichazo	Credicorp, Mibanco

Head of Insurance & Pensions (Credicorp), CEO (Grupo Pacífico)	Cesar Rivera	Credicorp, Grupo Pacífico

Head of Investment Management and Advisory (Credicorp), CEO (Credicorp Capital)	Eduardo Montero	Credicorp, Credicorp Capital

Chief Corporate Audit Officer	Jose Esposito	Credicorp, BCP Stand-alone

Chief Compliance and Ethics Officer	Barbara Falero	Credicorp, BCP Stand-alone

Head of Legal	Guillermo Morales	Credicorp

Head of Talent Management	Ursula Alvarez	Credicorp

Head of Corporate Affairs	Enrique Pasquel	Credicorp
1.At Credicorp or in any subsidiary as of April 23, 2024.

Gianfranco Ferrari

Mr. Ferrari was born in 1965. Mr. Ferrari was appointed as CEO of Credicorp Ltd. in January 2022. Previously, he held the position of Deputy CEO and Head of Universal Banking of Credicorp Ltd. and was the CEO of Banco de Credito del Peru from April 2018. He has worked at Credicorp Ltd. since 1995.

Mr. Ferrari’s extensive and diverse experience includes strategic roles as Head of Corporate Banking & Corporate Finance, Head of Retail Banking & Wealth Management at Banco de Credito del Peru, and CEO of BCP Bolivia from 2005 to 2008. He led the acquisition of Edyficar in 2009 and Mibanco in 2014. In 2015, he began leading our Digital Transformation Strategy. He is also member of the Board of BCP Stand-alone, BCP Bolivia and Prima AFP.

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

Mr. Llosa holds a bachelor’s degree in business administration from St. Mary’s University in San Antonio, Texas, USA and an MBA with specialization in Finance from Kellogg Graduate School of Management, Northwestern University (United States).

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

Alejandro Perez-Reyes

Mr. Perez Reyes was born in 1976. Mr. Pérez Reyes is the Chief Operating Officer of Credicorp, where he oversees M&A, Internal Consulting, ESG and HR, as well as Krealo, the Corporate Venture Capital company of Credicorp. Prior to his current position he worked at Credicorp Capital, where he was Head of Asset Management for six years and then COO and Country Head of Credicorp Capital Peru until December 2021. He has worked at Credicorp since 1999, where he has also been Chief Investment Manager of Prima AFP, a Pension Fund where he managed US$10 billion in assets, Head of Financial Derivatives and Structured Products of Banco de Crédito and Investment Manager of Credifondo SAF.

Mr. Perez Reyes has a bachelor’s degree in economics from the University of Lima (Peru), and an MBA from Harvard Business School (United States).

Francesca Raffo

Ms. Raffo was born in 1969. Ms. Raffo was appointed Credicorp’s Chief Innovation Officer in February 2022 and has also been Retail Banking Deputy CEO at BCP since June 2020.

Ms. Raffo’s successful career at BCP spans 26 years and includes heading BCP’s transformation, managing the Satisfied Customers Division, creating BCP’s first Innovation Center and leading the Marketing Services. Ms. Raffo joined BCP in 1994 as a member of the Process Reengineering pioneer team and subsequently led various strategic projects within Retail Banking. Currently, Ms. Raffo is a board member of Credicorp’s subsidiaries: Yape Market S.A.C., Mibanco – Banco de la Microempresa de Colombia S.A. and Banco de Crédito de Bolivia S.A.

Ms. Raffo holds a bachelor’s degree in business administration and an MBA in Management Information Systems, both from The American University in Washington D.C. (United States).

Diego Cavero

Mr. Cavero was born in 1968. Mr. Cavero is Head of Universal Banking for Credicorp Ltd., which includes Banco de Crédito del Peru and Banco de Crédito de Bolivia, as well as CEO of Banco de Crédito del Peru since January 2022. Previously he was Deputy CEO at BCP focusing on Wholesale Banking. He was named Wholesale Banking Managing Director since March 2018. In the year 2013, Mr. Cavero led the creation of the Efficiency Division and the implementation of the Efficiency Program at BCP, a model that was applied in other units of the Group. Mr. Cavero also oversaw the launching of BCP’s representation offices in Chile and Colombia. Prior to this, he was CEO of BCP Bolivia from 2008 to 2012.

Mr. Cavero is currently Chairman of the Board of Directors of Yape Market S.A.C. and a member of the Board of Directors of Inversiones 2020, Inversiones Credicorp Bolivia S.A., among others. He started working at Credicorp Ltd. in 1994.

Mr. Cavero earned a degree in Business Administration at Universidad de Lima (Peru) and holds an MBA from University of Texas (United States).

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

Mr. Ichazo is the Vice Chairman of the Board of Mibanco Colombia, and Vice Chairman of the Board of ASOMIF (Association of Microfinance Institutions of Peru).

Mr. Ichazo and Administration from the University of Piura (Peru) and holds an MBA from the School of Management of the University of Piura (Peru).

Cesar Rivera

Mr. Rivera was born in 1964. Mr. Rivera has been the CEO of Pacífico Seguros since January 2020. With over 30 years of experience in the Pensions and Insurance sector, he has also held the positions of CEO at Santander Life Insurance Company in Peru, Deputy CEO at American Life Insurance Company in Argentina, and CEO at Pacífico Vida Life Insurance Company in Peru.

He served as a professor of the Business and Economy Faculty at the Universidad de Piura and was a member of the Board of Directors at the Iberoamerican Foundation for Occupational Health and Safety (FISO by its Spanish initials). Currently, he is a member of the Boards of Directors of Prima AFP, Mibanco SA and Crediseguro Personas and Crediseguro Generales in Bolivia and Head of Insurance & Pension at Credicorp.

Mr. Rivera has a degree in Industrial Engineering from the Universidad de Piura and an MBA from ESAN. He also holds a Diploma in Corporate Finance from the Universidad del Pacífico (Peru) and an International Certificate in Company Direction, issued by the Institute of Directors in United Kingdom. He has studied different programs in management and technical areas, such as the Management Program at Wharton School University of Pennsylvania (United States), and the Life Insurance Program at the Swiss Insurance Training Centre in Zurich (Switzerland).

Eduardo Montero

Mr. Montero was born in 1971. Mr. Montero is the Head of the Investment Management and Advisory business line of Credicorp Ltd. and CEO of Credicorp Capital Ltd. since January 2019. He has been working at Credicorp since 1994. His broad experience in the organization includes different areas such as Corporate Finance, Business Solutions, as well as Personal Banking and Wealth Management at Banco de Credito del Peru. He also held the position of CEO at Atlantic Security Bank, BCP Miami and Credicorp Capital Securities (USA).

Mr. Montero holds a bachelor’s degree in economics from Lehigh University (United States), and an MBA from the Wharton School of Business at the University of Pennsylvania (United States).

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

Ms. Falero holds a bachelor’s degree in finance from Florida International University, (United States) and an MBA from St. Thomas University in Miami, Florida (United States).

Guillermo Morales

Mr. Morales was born in 1966. Mr. Morales is the Head of Legal at Credicorp Ltd. since April 1, 2018. He was the Head of the Legal Division of Banco de Crédito del Peru from January 1, 2010, to January 31, 2022. Previously, he was the Manager of the Legal Advisory Area at BCP from September 2007 to December 2009, Legal Manager of Grupo Santander Peru S.A. from January 2003 to July 2007, and Legal Manager of Banco Santander Central Hispano Peru from April 2000 to December 2002. He has been a director of Edelnor S.A.A., Red Eléctrica del Sur (Redesur), and Universia Peru S.A.

Mr. Morales is a lawyer from the Pontificia Universidad Católica del Peru and has a Master of Laws (LL.M.) from the University of Texas at Austin (USA).

Ursula Alvarez

Ms. Álvarez was born in 1976. Ms. Álvarez is the Talent Management Manager of Credicorp since April 1, 2018. She started her career in the group working at Banco de Crédito del Peru in 2006 as the Head of Selection in Human Development and Management.

She holds a bachelor’s degree in psychology from the University of Lima (Peru) and has a postgraduate degree in Development from the University of Los Andes in Bogotá (Colombia).

Enrique Pasquel

Mr. Pasquel was born in 1979. Mr. Pasquel has served as the Head of Corporate Affairs at Credicorp Ltd. since April 2018 and Head of Corporate Affairs of BCP since 2017. Previously, between 2011 and 2017, he worked at El Comercio newspaper, where he held the positions of Deputy Opinion Editor, Politics Editor, and Deputy Editor in Chief. Before his journalism career, he was an attorney in INDECOPI, the Peruvian antitrust agency, where he served as Commissioner of the Bureaucratic Barriers Commission and Technical Secretary of the Competition Chamber.

Mr. Pasquel holds a law degree from Pontificia Universidad Católica del Peru, (Peru), and a Master of Laws (LL.M.) from Yale Law School (United States).

6.B	Compensation

The following section contains the compensations of the members of Credicorp Ltd.’s Board of Directors and senior management for 2021, 2022, and 2023:

	As of December 31,
	2021	2022	2023
	(in thousands of Soles)

Director’s compensation (1)	6,862	7,850	7,387
Senior Management Compensation (2)
i) Remuneration	45,164	40,201	49,573
ii) Stock awards (3)	10,351	28,450	21,444
Total	62,377	76,501	78,404
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

Credicorp and its subsidiaries do not set aside or accrue funds to provide pension, retirement, or similar benefits for the directors and other members in management.

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

Directors received no other compensation or benefits in their capacities as directors of Credicorp Ltd. in 2023. Neither Credicorp Ltd. nor any of its subsidiaries has any type of agreement with Credicorp Ltd.’s Directors providing for benefits upon termination of their term as Directors.

Senior Management Compensation

Our senior management’s compensation comprises a fixed salary and a variable compensation:

•	Fixed Salary

The fixed salary is that assured for under the law of the country where Credicorp operates. It is based on the position’s value and the degree of responsibility, has no variable component and is never linked to results achieved.

•	Variable Compensation

Variable compensation is comprised of:

(i)
Short-term incentive that encourages senior management to achieve Credicorp’s annual goals by meeting individual and organizational objectives. This incentive payment is triggered when Credicorp’s minimum net profit is delivered, calculated as a proportion of that total target met, and on the individual’s results against their particular objectives related to indicators such as profitability, efficiency, customer experience, transformation and sustainability (ESG) indicators, which vary by subsidiary and are aligned with the company’s business strategy and/or the overall Credicorp strategy.

(ii)
Long-term incentive aims to align the interests of executives with those of the shareholders so that they all share Credicorp’s successes and risks and to foster long-term value creation for the organization and its stakeholders. It has two components:

•	Retention (stock award): The aim is to retain executives by delivering an amount of restricted BAP shares which are vested over three years, with 1/3 released each year

•	Value generation: The aim is to guide executives’ performance toward creating long-term value for Credicorp by linking payment to the fulfillment of long-term strategic indicators

Retention Stock Awards to Senior Management and Employees

As a part of the long-term incentive program with retention purpose, Credicorp grants common shares in March of each year to members of its senior management and to employees to align its interests with those of the organization. These granted shares are vested over the three subsequent years, with up to 33.3% of the granted shares vesting per year. Credicorp assumes the payment of the related income-tax on behalf of its employees, which depends on the country of residence and the annual compensation of the employee. These stock awards are obtained through repurchases in the market.

We present below the treasury stock granted to both Credicorp’s senior management and employees during the years 2021, 2022, and 2023, and granted but unvested shares as of December 31, 2021, 2022, and 2023.

	Year ended December 31,			As of December 31,
	2021	2022	2023	2021	2022	2023
	Granted shares in units			Granted but unvested shares in units
Senior Management	15,142	32,715	35,445	48,488	55,078	62,302
Employees	73,365	83,911	83,359	181,035	173,299	202,948
Total	88,507	116,626	118,804	229,523	228,377	265,250

6.C	Board Practices

Board Structure

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s Bye-laws, is composed of nine members. As of April 24, 2024, five Directors are independent. Directors may be, but are not required to be, shareholders. Directors are elected, and their remuneration is determined, at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. Current Directors were elected at the Annual General Meeting of Shareholders held on March 27, 2023, and will hold office until the Annual General Meeting of Shareholders in 2026. The Board of Directors has the power to appoint any person as a Director to fill a vacancy as a result of the death, disability, disqualification, or resignation of any Director for the remainder of such Director’s term. Pursuant to Credicorp’s Bye-laws, the required quorum for business to take place during a Board meeting is a simple majority of the Directors. A resolution in writing signed by all directors will be valid as if it had been passed at a Board meeting duly called and constituted. For further details, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.A Directors and Senior Management”.

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

Board Committee Structure

The Boards of Directors (and Board Committees) of Credicorp and Grupo Crédito S.A. are composed of the same individuals and the management structure in both companies has been standardized. Credicorp’s and Grupo Crédito S.A.’s Boards of Directors, acting on the recommendation of the Compensation and Nominations Committee, decide on the appointment, ratification, or removal of committee members. Directors who are members of committees are appointed to an initial term of up to three-years and maintain such appointments only while being a member of the Board. Regarding Board Committees, the Board of Directors of each of Credicorp and Grupo Crédito S.A. designates a chairperson among its members and approves the respective charters.

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

On December 17, 2020, the Board of Directors of Credicorp approved an initiative to broaden the scope of the Corporate Governance Committee, which was renamed to “Sustainability Committee” to reflect its goal to lead and supervise Credicorp’s Sustainability program. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview – Our ESG Approach”.

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

The Audit Committee membership is composed of three Directors from Credicorp’s Board. The Committee must include at least one member who is a financial expert and at least one member should be a woman. The Chairman of the Board of Directors cannot be a member of the Committee. All members of the Committee must be independent, according to the definition of independence set forth by Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). In order to be considered independent, an Audit Committee member must not (i) accept from Credicorp or any of its subsidiaries, directly or indirectly, any consulting, advisory or other compensatory fee, other than the compensation paid to him or her in his/her capacity as a Director with the exception of retirement plans that meet the conditions established by the SEC; nor (ii) be an affiliated person of Credicorp or its subsidiaries (that is, they must not own or control, directly or indirectly, more than 10% of the Company’s voting shares and they must not be an executive officer of Credicorp, according to Rule 10A-3 under the Exchange Act and the U.S. SEC).

The Committee has the purpose of carrying out the supervision, monitoring, and independent review of:

•	The processes for submission of the financial and accounting information of Credicorp and subsidiaries;
•	The internal control procedures of Credicorp and subsidiaries; specifically, the financial reporting internal control system;
•	The audits conducted on the financial statements of Credicorp and subsidiaries;
•	The completeness of the financial statements of Credicorp and subsidiaries;
•	The procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, through Credicorp’s Complaint System; and
•	The appointment of the independent auditor and the internal auditor of the Credicorp and subsidiaries.

The Audit Committee safeguards the interests of investors and oversees compliance with the rules of the SEC and other regulatory entities.

The Audit Committee should act as supervisor over Credicorp’s financial information system, helping to ensure that:
•	Management implements an adequate internal control system; in particular, the financial reporting internal control systems;
•	Appropriate procedures to assess the Credicorp and subsidiaries’ internal control system objectively and regulatory and
•	External auditors, through their own assessment, review the accounting and financial policies applied in the preparation of Credicorp and subsidiaries’ financial statements.

Furthermore, the Committee must facilitate communication among the external auditors, general managements of Credicorp and subsidiaries, the Internal Audit Division of BCP, in charge of the internal audit duties of Credicorp, hereinafter, the “Internal Audit Division”, and the Board of Directors of Credicorp.

There are currently three members on the Audit Committee: Ms. Patricia Lizarraga Guthertz (financial expert, independent, Chairwoman since June 9, 2020, and Member since April 26, 2017), Ms. Maria Teresa Aranzabal Harreguy (independent, member of the Audit Committee since June 9, 2020) and Ms. Nuria Aliño Pérez (independent, member of the Audit Committee since April 27, 2023). Ms. Aliño was appointed to replace Mr. Irzio Pinasco Menchelli, who served in the Committee from June 2020 to April 2023. During 2023, Credicorp’s Audit Committee held thirteen meetings.

The Board of Directors has also assigned the Audit Committee the responsibility of overseeing the audit committees at all Credicorp’s subsidiaries, to the extent permitted by local regulations. According to SBS regulations, Credicorp’s Audit Committee functions as the statutory audit committee for BCP, SEAH, Mibanco Peru, Pacífico Seguros, Pacífico Salud and Prima AFP. Credicorp Capital Colombia, Credicorp Holding Colombia, Credicorp Capital Chile, ASB Bank Corp., Mibanco Colombia, BCP Bolivia and ICBSA are bound by special audit committee requirements set by local regulators. Nevertheless, the Audit Committee receives and oversees periodic information from the Corporate Chief Audit Executive and/or the unit’s chief auditors for all relevant Credicorp’s subsidiaries, including Credicorp Capital Colombia, Credicorp Holding Colombia, Credicorp Capital Chile, ASB Bank Corp., Mibanco Colombia, BCP Bolivia and ICBSA. Therefore, in practice, Credicorp’s Audit Committee oversees all of its relevant subsidiaries’ systems of internal control. For further information, please refer to “Item 16G. A The New York Stock Exchange – Corporate Governance”.

(2)	Sustainability Committee

On December 17, 2020, the Board of Directors renamed the Corporate Governance Committee as the Sustainability Committee. Credicorp’s Sustainability Committee is comprised of five Directors from Credicorp. At least two members should be independent: one of them chairs the Committee, and one should be a woman.

The current members of the Sustainability Committee include Ms. María Teresa Aranzábal (Chairwoman, independent), Mr. Antonio Abruña (independent), Ms. Patricia Lizárraga (independent director), and Mr. Leslie Pierce (non-independent), and Mr. Pedro Rubio (non-independent). In 2023, Credicorp’s Sustainability Committee held four meetings.

The Sustainability Committee is responsible, among other functions, for (i) reviewing Credicorp’s Sustainability and ESG strategy and initiatives and following up on its most relevant activities, including the Sustainability program; (ii) proposing to the Board of Directors and ensure the execution of good practices and sustainability and corporate governance policies to be implemented throughout the Company; (iii) supervising the development of the strategic initiatives of the Corporate Compliance and Ethics Division, including assessing performance of said Division as well as reviewing its Strategic Plan and objectives, annual work plan and periodic reports, and changes in policies; (iv) supervising the operation of the complaints system; (v) ensuring the adequate attention to conflicts of interest or ethics of Directors and senior executives, as well as transparency in relationships with related parties; and (vi) proposing to the Board of Directors the independence criteria of the Directors and the members of the Audit Committee and reviewing them periodically to ensure their validity over time.

(3)	Compensation and Nominations Committee

Until June 5, 2020, Credicorp’s Board of Directors had separate committees for Compensation and Nominations. These committees were subsequently combined to form the Compensation and Nominations Committee. Credicorp’s Compensation and Nominations Committee consists of five Directors from Credicorp. At least two members should be independent, one of them chairs the Committee, and one should be a woman.

The current members of the Compensation Committee include Mr. Alexandre Gouvêa (Chairman, independent), Mr. Luis Enrique Romero Belismelis (non-independent), Mr. Jose Raimundo Morales (non-independent), Mr. Antonio Abruña (independent) and Ms. María Teresa Aranzábal (independent). The Compensation and Nominations Committee held ten meetings in 2023.

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

The current members of the Risk Committee include Mr. Pedro Rubio (Chairman, non-independent), Mr. Luis Enrique Romero Belismelis (Chairman of the Board of Directors, non-independent), Mr. Alexandre Gouvêa (independent), Ms. Nuria Aliño (independent), and Mr. Jose Raimundo Morales (non-independent). The Risk Committee held one meeting on December 6, 2023.

The Risk Committee’s duties are: (i) acknowledging and informing Credicorp’s Board of Directors the level of compliance with the risk appetite and the level of exposure assumed by the Group; (ii) acknowledging the relevant improvements in the comprehensive risk management of the Group; and (iii) proposing the Board the risk appetite and risk tolerance acceptable for Credicorp.

6.D	Employees

As of December 31, 2023, Credicorp had 37,074 employees (including full-time and part-time employees), as set forth in the following table:

As of December 31,
	2021	2022	2023
Universal Banking
BCP Stand-alone (1)	17,435	17,744	17,895
Inversiones Credicorp Bolivia (ICBSA) (2)	1,632	1,763	1,803
Microfinance
Mibanco	9,878	9,725	9,842
Mibanco Colombia (3)	2,357	2,665	2,296
Insurance and Pensions
Grupo Pacífico (4)	2,562	2,444	2,601
Prima AFP	610	572	569
Investment Management and Advisory
ASB Bank Corp.	139	152	145
Credicorp Capital Ltd. (5)	1,652	1,787	1,784
Others
Grupo Crédito S.A.(6)	93	116	139
Total Credicorp	36,358	36,968	37,074
(1)	BCP Stand-alone includes employees from BCP Miami and BCP Panama.
(2)	ICBSA includes BCP Bolivia, Credibolsa, Credifondo, Crediseguro Seguros Personales and Crediseguro Seguros Generales.
(3)	Mibanco Colombia is a result of the merger of Encumbra and Bancompartir. 2019 figures only include Encumbra employees.
(4)	Does not include the employees of the acquired private hospitals. Pacífico corporate health insurance employees are not included since 2015.
(5)	Includes Credicorp Capital Colombia, Credicorp Capital Chile, Credicorp Capital Securities, Credicorp Capital USA and Credicorp Capital Peru.
(6)	Started operations in April 2018. Previously called Credicorp Peru..

All bank employees in Peru have the option of belonging to an employee union. The last strike of employees of BCP Stand-alone occurred in 1991 and did not interfere with our operations. In July 2013, we were informed of the establishment of the BCP Stand-alone independent employee union, which represented 0.17% of the BCP Stand-alone’s employees at that time. Today, the employee union represents 0.7% of the total employees of BCP Stand-alone. The relationship with this union has been cordial with agreements reached in April 2016, an arbitration award and collective bargaining agreement valid from August 2016 to December 2018, a collective bargaining agreement that ran from January 2019 to December 2020, and a last collective bargaining agreement signed in 2023 valid from January 2021 to December 2022. We are currently negotiating with the union an agreement for period 2023 – 2024.

6.E	Share Ownership

Board of Directors

The following persons were beneficial owners of the listed numbers of common shares of Credicorp Ltd. (as the term “beneficial owner” is defined in Form 20-F) as of December 31, 2023.

Director	Share Ownership (1)		Percentage
Luis Enrique Romero Belismelis	11,551,019	(2)	12.24%
Jose Raimundo Morales Dasso	-		-
Patricia Lizarraga Guthertz	-		-
Pedro Rubio Feijóo	-		-
Antonio Abruña Puyol	-		-
Alexandre Gouvêa	-		-
Maria Teresa Aranzabal Harreguy	-		-
Leslie Pierce Diez Canseco	-		-
Nuria Aliño Pérez	-		-
(1) These figures represent only those directors who have more than 1% of Credicorp’s shares.
(2) Includes beneficially owned shares of the Romero family (Mr. Luis Enrique Romero B. and their family or companies owned or controlled by them).

Common shares held by our Directors and our senior management do not have voting rights different from shares held by our other shareholders. As of December 31, 2023, there are no stock options granted by Credicorp to acquire any of Credicorp’s outstanding common shares.

Senior Management

Excluding Mr. Luis Enrique Romero Belismelis, our Executive Chairman, whose share ownership is set forth above, as of December 31, 2023, the members of our senior management, as defined in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES” own 188,412 Credicorp shares, which represents 0.20% of our total outstanding shares. While each member of our senior management owns Credicorp shares, none (other than our Executive Chairman) owns more than 1% of our total outstanding shares.

Employees

As of December 31, 2023, Credicorp’s employees, excluding members of our senior management, own 399,712 Credicorp shares (granted by Credicorp as part of Credicorp’s long-term compensation program for its key employees and purchased by Credicorp’s employees), which represents 0.42% of our total outstanding shares.

6.F	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	Major Shareholders

As of December 31, 2023, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has the right to vote the common shares it owns. In order to restructure long term holdings, substantially all of our common shares held by BCP Stand-alone and Grupo Pacífico were transferred to ASHC in April 2004. The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 9, 2024.

Owner	Common Shares	Percent of Class (1)
Atlantic Security Holding Corporation	14,620,846	15.49%
Romero family (2)	11,551,019	12.24%
Dodge & Cox	5,530,980	5.90%
(1)	As a percentage of all issued and outstanding shares (including shares held by ASHC).
(2)	It includes common shares directly or indirectly owned by Luis Enrique Romero Belismelis and his family or companies owned or controlled by them. Mr. Romero B. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders. Each share has right to one vote, including the shares owned by Atlantic Security Holding Corporation.

Approximately 9.65% of Credicorp’s total issued and outstanding common shares are currently held in 4,437 individual accounts with Cavalli, a Peruvian security clearing company.

As of December 31, 2023, Credicorp had 79,496,221 floating common shares (excluding the 14,620,846 shares held by ASHC and 265,250 shares held by Credicorp’s subsidiaries that correspond to Credicorp’s long-term compensation program for its key employees). For more details regarding our treasury stock see Note 16 (b) to our consolidated financial statements. Approximately 89.69% of the 94,382,317 Credicorp’s issued common shares were held in the United States. There were approximately fifty registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

7.B	Related Party Transactions

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

Credicorp’s consolidated financial statements as of December 31, 2021, 2022 and 2023 include transactions with related parties, including (i) related companies such as associates or others, (ii) its Board of Directors, (iii) its senior management, (iv) close members of the families of its Directors or members of its senior management and (v) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

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

The following table shows Credicorp subsidiaries’ main transactions with related companies as of and for the years ended December 31, 2021, 2022 and 2023.

	Year ended December 31, (2)
	2021	2022	2023
Statement of financial position	(in thousands of soles)
Direct loans	1,888,433	1,804,837	2,063,739
Investments (1)	920,852	800,021	806,700
Deposits	(970,072)	(1,138,115)	(713,503)
Derivatives at fair value	30,026	336,867	516,292

Statement of income -
Interest income related to loans – income	39,355	38,896	31,892
Interest expense related to deposits – expense	(15,999)	(24,143)	(30,914)
Non-interest income	9,967	13,232	9,452

Contingent risks and commitments
Total performance bonds, and stand-by letters of credit	503,880	433,639	584,463
(1)
In 2023, the balance includes mainly S/166.8 million of corporate bonds, S/146.5 million of Alicorp S.A.A. shares; S/135.9 million of Inversiones Centenario shares and S/120.5 million of corporate bonds issued by Corporación Primax. The increase in the balance corresponds mainly to the fluctuation that positively affected the investments in corporate bonds of Alicorp S.A. and Corporación Primax. In 2022, the balance mainly consists of S/158.1 million of corporate bonds, S/157.0 million of shares of Alicorp S.A.A., S/155.3 million of corporate bonds issued by Cementos Pacasmayo S.A. and S/126.8 million of shares of Inversiones Centenario.

(2)	Excludes transactions with subsidiaries.

Credicorp subsidiaries’ entered into these transactions with related parties in the ordinary course of business and in accordance with normal market terms, including interest rate and collateral, which were available to other customers for comparable transactions at that time, and they did not involve more than the normal risk of collectability or present other unfavorable features. Outstanding loan balances at year-end were guaranteed by the related party. The Peruvian financial system law prohibits us from giving more favorable conditions to related parties. On December 31, 2023, direct loans to related companies were secured by collateral, which had maturities between January 2024 and August 2030, at an annual soles average interest rate of 7.70 percent and at an annual foreign currency average interest rate of 6.04 percent (as of December 31, 2022, maturities between January 2023 and June 2029, at an annual soles average interest rate of 6.86 percent and at an annual foreign currency average interest rate of 4.59 percent). As of December 31, 2023, we recorded an S/15.2 million allowance for loan losses for doubtful debt in connection with loans to related parties. As of December 31, 2022, this provision amounted to S/8.5 million. The amount of this provision is adjusted on a continuous basis and based on the financial position of each related party and the market in which it operates.

As of December 31, 2023, the related company that had the largest debt balance of direct loans with Credicorp was in the cement sector with a total balance of S/428.9 million. This balance included short-term financing. Interest rates of the operations ranged from 5.82% to 9.44% in soles. As of December 31, 2022, the related company that had the largest debt balance of direct loans with Credicorp was in the cement sector with a total balance of S/300.5 million. This balance included short-term financing. Interest rates of the operations ranged from 5.82% to 8.93% in soles. As of December 31, 2021, the related company that had the largest debt balance of direct loans with Credicorp was in the cement sector with a total balance of S/450.8 million. This balance included short-term financing. Interest rates of the operations ranged from 1.55% to 2.62% in soles and 1.80% in dollars.

As of December 31, 2021, 2022 and 2023, Credicorp’s Directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law No. 26702, which regulates and limits certain transactions with employees, Directors and officers of a bank and insurance company. On December 31, 2021, 2022 and 2023, direct loans to employees, Directors, senior management, and their family members amounted to S/1.1 billion, S/1.2 billion and S/1.4 billion, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to Directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

In 2023, Credicorp and subsidiaries made payments totaling approximately US$36 million to the following related suppliers: Hermes Transportes Blindados, AI Inversiones Palo Alto II SAC, Grupo Falabella Peru and subsidiaries, ENEL Distribución Peru SAA, and Grupo Centenario and subsidiaries. This information is being disclosed in accordance with our Corporate Policy on Related Parties, which came into effect in December 2019.

Subsidiaries Transactions

The following table shows Credicorp’s main transactions with subsidiaries companies as of and for the years ended December 31, 2021, 2022 and 2023 which does not consider related party transactions.

	As of December 31,
	2021	2022	2023
Statement of financial position		(in thousands of soles)
Direct loans / receivables (1)	3,104,188	3,067,625	1,132,893
Investments	115,642	163,200	199,503
Funds / Deposits (2)	(2,917,660)	(1,359,011)	(1,824,745)
Derivatives at fair value receivable / payable (*)	20,392	17,190	8,841
Statement of income -
Interest income related to loans – income (**)	58,270	118,627	126,457
Interest expense related to deposits – expense (**)	(1,499)	(12,972)	(42,032)
Non-interest income (**)	76,645	79,743	119,813
Off-balance sheet
Total performance bonds, and stand-by letters of credit	331,920	440,577	450,799
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
(***)  The table does not consider related party transactions.

The main direct loans and receivables between subsidiaries of the group are:

Grant the Loan	Receive the Loan	At December 2023 (in thousands of Soles)
Sol-denominated:
BCP Stand-alone	Mi Banco - Banco de Microempresa	550,863
BCP Stand-alone	SEAH	32,620
BCP Stand-alone	Credicorp Ltd.	30,000
BCP Stand-alone	Cia. Incubadora de Soluciones Moviles S.A.C. (Culqi)	10,004
BCP Stand-alone	Credicorp Capital SAFI	2,920
BCP Stand-alone	Credicorp Capital SAB	500
BCP Stand-alone	Credicorp Capital Servicios Financieros S.A.	317
BCP Stand-alone	Pacífico Compañía de Seguros y Reaseguros S. A.	138
Others		15,016
Total Sol-denominated		642,378
Foreign Currency-denominated:
BCP Stand-alone	Mi Banco - Banco de Microempresa	374,076
BCP Stand-alone	Credicorp Capital Chile S.A.	18,948
BCP Stand-alone	Credicorp Capital SAB	23,392
ASB Bank Corp	Credicorp Capital Chile S.A.	12,785
BCP Stand-alone	Credicorp Capital SAFI	11,718
BCP Stand-alone	Credicorp Capital Servicios Financieros S.A.	10,210
ASB Bank Corp	Atlantic Security Holding Corp	3,709
Others		35,677
Total Foreign Currency-denominated		490,515
Total		1,132,893

Main loans granted between group companies in soles amount to S/627.4 million with an average rate of 7.9% and with maturity between January 2024 and May 2025; in dollars amount to S/474.5 million with an average rate of 7.3% and with maturity between January 2024 and July 2024.

7.C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8. A	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements, audited by two independent registered public accounting firms and accompanied by an audit report, are included beginning on page F-1 of this Annual Report.

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

Madoff Trustee Litigation and Fairfield Litigation

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC. (“BLMIS”) and the substantively consolidated estate of Bernard L. Madoff (the “Madoff Trustee”) filed a complaint (the “Madoff Complaint”) against Credicorp’s subsidiary, ASB (now ASB Bank Corp.), in the U.S.  Total for the Southern District of New York (the “Bankruptcy Court”). The Madoff Complaint sought recovery of approximately US$120.0 million in principal amount, which the Complaint alleged was equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (“Fairfield Sentry”), together with fees, costs, interest, and expenses. The Madoff Complaint sought the recovery of these redemptions from ASB Bank Corp. as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB Bank Corp. The Madoff Trustee also filed similar “claw back” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

In April 2012, Fairfield Sentry (in liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed a complaint (the “Fairfield Complaint”) against ASB (now ASB Bank Corp.) in the Bankruptcy Court (the “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint sought  to recover US$115.2 million in principal amount from ASB Bank Corp., representing the amount of ASB Bank Corp.’s redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest, and expenses. These were  essentially the same funds that the Madoff Trustee sought to recover in the Madoff Trustee litigation as described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield v. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

On January 30, 2024, (i) the Madoff Trustee and ASB Bank Corp. entered into a release and settlement agreement (the “Madoff Settlement”) and (ii) the Fairfield Liquidator and ASB Bank Corp. simultaneously entered into a release and settlement agreement (the “Fairfield Settlement”), which settlements, without admission of liability, have resolved all disputes related to the Madoff Complaint and the Fairfield Complaint among ASB Bank Corp., the Madoff Trustee and the Fairfield Liquidator.  Under the terms of the settlements, after approval of the Madoff Settlement by the Bankruptcy Court, among other things, ASB Bank Corp. would  pay the Madoff Trustee the amount of US$42,750,000.00 (the “Settlement Amount”) (for which ASB Bank Corp. and its affiliates were already fully provisioned), and the Madoff Trustee and the Fairfield Liquidator would  dismiss the Madoff Complaint and the Fairfield Complaint, as applicable, with prejudice and without costs to either party. On March 18, 2024, the Bankruptcy Court approved the Madoff Settlement. On April 3, 2024, ASB Bank Corp. paid the Madoff Trustee the Settlement Amount. On April 5, 2024, the Madoff Trustee dismissed the Madoff Complaint with prejudice and without costs to either party. On April 8, 2024, the Fairfield Liquidator dismissed the Fairfield Complaint with prejudice and without costs to either party. The full and final dismissal of the Fairfield Complaint is pending confirmation by the Second Circuit Court of Appeals of the dismissal with prejudice of the previously pending appeal by the Fairfield Liquidator.

(2)	Government Investigations

In 2019, the former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. The former Chairman informed prosecutors that in 2010 and 2011, Credicorp made donations totaling US$3.65 million to the political party Fuerza 2011 (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time imposed no sanction against contributors but only against the recipients of the campaign contribution.

The former Chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacífico) made donations totaling S/711,000 (approximately US$200,000) to the political party Peruanos Por el Kambio. These contributions were made in compliance with both Peruvian electoral law and Credicorp’s own political contributions guidelines, adopted in 2015.

The Peruvian SMV has initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacífico), for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP Stand-alone, Mibanco and Grupo Pacífico with first instance resolutions on these proceedings. The resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a result of these sanctioning processes. Credicorp, BCP Stand-alone, Mibanco and Grupo Pacífico appealed the resolutions. After expiration of the term to resolve the appeals, Credicorp and its three subsidiaries asserted their right to negative administrative silence and to resort to the Judiciary. Notwithstanding Credicorp and its three subsidiaries proceeded to pay the fines imposed by the SMV, in compliance with Peruvian Law. To date the matter is subject to the decision of the Judiciary.

Credicorp believes that neither the political campaign contributions nor the related SMV sanctioning processes pose a significant risk of material liability to the Company or will have a material effect on the Company´s business and financial position since the fines imposed by the SMV have already been paid.

On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the Company of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team – Fourth Court Division (Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial – Cuarto Despacho).  Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand-alone to the Olmos Project. To date Mr. Ferrari is still included in the preparatory investigation. Mr. Ferrari has already filed certain legal defenses in order to be excluded from the investigation.

Credicorp has reviewed the performance of the officers of Banco de Crédito del Peru in relation to the financial advisory services provided by the bank in connection with the Olmos Project and believes that the facts under investigation do not give rise to any liability of Banco de Credito del Peru or its officers. Credicorp bases this view on the qualified opinion of external consultants specialized in the matter. Therefore, Credicorp believes that the opening of the aforementioned preparatory investigation will not have any impact on the normal operation of the Company, nor will it affect the dedication and performance of its officers in undertaking their regular duties.

(3)	Dividend Policy

Under Bermuda law, a dividend may only be declared and paid if (i) the Company is able to pay its liabilities as they become due, and (ii) the realizable value of its assets is not less than the aggregate value of its liabilities, issued share capital and share premium accounts.

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

Furthermore, the Board of Directors of the Company, in its session held on December 23, 2021, resolved that, subject to the provisions of Credicorp’s Dividend Policy, the Board of Directors expects that Credicorp will declare dividends, if any, each year in the month of April or thereafter once the Company’s subsidiaries have agreed on the declaration and date of payment of any dividends in their respective shareholder and board meetings. This decision was made in accordance with Credicorp’s Dividend Policy.

The following table shows the cash and stock dividends that we paid based on the results of our operations in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
2001	94,382,317	US$	0.10	0
2002	94,382,317	US$	0.40	0
2003	94,382,317	US$	0.30	0
2004	94,382,317	US$	0.40	0
2005	94,382,317	US$	0.80	0
2006	94,382,317	US$	1.10	0
2007	94,382,317	US$	1.30	0
2008	94,382,317	US$	1.50	0
2009	94,382,317	US$	1.70	0
2010	94,382,317	US$	1.95	0
2011	94,382,317	US$	2.3	0
2012	94,382,317	US$	2.60	0
2013	94,382,317	US$	1.90	0
2014	94,382,317	US$	2.1873	0
2015	94,382,317	US$	2.3160	0
2016	94,382,317	S/	12.2865	0
2016	94,382,317	S/	15.7000	0
2017	94,382,317	S/	14.1726	0
2018	94,382,317	S/	20.0000	0
2018	94,382,317	S/	8.0000	0
2019(1)	94,382,317	S/	30.0000	0
2020(2)	94,382,317	S/	5.0000	0
2021(3)	94,382,317	S/	15.0000	0
2022(4)	94,382,317	S/	25.0000	0
2023(5)	94,382,317	S/	-	0
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

(2)
At a meeting held on February 25, 2021, the Board of Directors discussed the probability of approving a distribution of dividends for the results obtained in 2020. Due to the uncertainty in the health and economic expectations of Peru and the countries in which we operate, this decision was defined in the following directories agreed during 2021, taking into account the evolution of the pandemic and its possible impact on the solvency, liquidity and profitability of Credicorp. At a meeting held on August 26, 2021, the Board of Directors declared a cash dividend of S/5.0000 per common share. The cash dividend was paid in U.S. Dollars using the weighted exchange rate registered by the SBS for the transactions at the close of business on October 5, 2021. The U.S. Dollar dividend amount was rounded up to four decimals. The aforementioned cash dividend was paid on October 7, 2021, to those shareholders that were registered as shareholders of Credicorp as of the close of business on September 15, 2021.

(3)
In a meeting held on April 28, 2022, the Board of Directors of Credicorp Ltd. declared a cash dividend of S/15.0000 per share. The cash dividend was paid in US dollars using the weighted exchange rate recorded by the SBS for transactions at the close of business on June 8, 2022. The dividend amount in US dollars was rounded to four decimal places. The aforementioned cash dividend was paid on June 10, 2022, to those shareholders who were registered as shareholders of Credicorp at the close of operations on May 20, 2022.

(4)
In a meeting held on April 27, 2023, the Board of Directors of Credicorp Ltd. declared a cash dividend of S/25.0000 per share. The cash dividend was paid in US dollars using the weighted exchange rate recorded by the SBS for transactions at the close of business on June 7, 2023. The dividend amount in US dollars was rounded to four decimal places. The aforementioned cash dividend was paid on June 9, 2023, to those shareholders who were registered as shareholders of Credicorp at the close of operations on May 19, 2023.

(5)	Cash dividends for the result of 2023 have not been declared yet.

8.B	Significant changes

There have not been any significant changes since the date of our consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

9. A	Offer and Listing Details

Our common shares have been traded on the NYSE since October 25, 1995. Our common shares also trade on the BVL. They are quoted in US Dollars and trade under the symbol BAP on both exchanges.

As of December 31, 2023, Credicorp issued 94,382,317 registered common shares with a nominal par value of US$5.00 per share. Under Credicorp’s Bye-laws, any holder of such shares is entitled to one vote per share, such dividends as the Board of Directors may from time to time declare and the surplus assets of Credicorp in the event of a winding-up or dissolution. Credicorp’s shareholders do not have preemptive purchase rights under the Company’s Bye laws.

9. B	Plan of Distribution

Not applicable.

9.C	Markets

The BVL is the principal non-U.S. trading market for our common shares.

(1)	Trading

As of December 2023, there were 233 companies listed on the BVL, which is Peru’s only securities exchange and was established in 1970. Trading on the BVL is primarily done on an electronic trading system, though trading may also occur in an open outcry auction floor session. Trading hours occur from Monday through Friday as follows:

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

In the first quarter of 2020, in the midst of the COVID-19 pandemic when governments around the world were adopting lockdowns to mitigate the spread of the virus, the BVL General Index fell 30.8% as risk aversion and uncertainty were affecting global financial markets. The BVL is driven largely by movements in the equity markets of the United States and by commodity prices; and during the same period, the S&P 500 index in the US fell 20.2% and copper prices fell 22.2%. The BVL Index reached its lowest price of 13,539 points on April 3, 2020. After that, financial markets began to recover, supported by unprecedented monetary and fiscal stimuli deployed by governments around the world as well as by the development of COVID-19 vaccines. Between its low on April 2020 and mid-February 2021, the BVL index rose 71%, in line with the recovery of the price of copper that increased from US$2.10 per pound on March 23, 2020 to US$4.29 per pound on February 25, 2021. In February 2021, new restrictive measures were taken by various governments around the world as a new COVID-19 variant appeared. In Peru, additionally, the first round of the presidential elections took place on April 11, 2021, with Pedro Castillo, left-wing candidate, and Keiko Fujimori, right-wing candidate, advancing to a second round. In the second round on June 6, 2021, Castillo was elected president. As a result, the BVL behaved more independently compared to other financial markets (such as the S&P 500 and copper prices) and fell 33% from its peak in February to its bottom in August 2021. At that point, it started to recover and ended 2021 at 21,111 points, representing an increase of 1.4% compared to year-end 2020.

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

The year 2023 turned out to be very good for global equity markets, especially for the US, as the economy avoided falling into one of the most anticipated recessions by markets. The S&P 500 index rallied 24% while the Nasdaq rose 43% driven by the tech stock rally as artificial intelligence technologies emerged. The main catalyst of the equity rally was the shift in FED policy from interest rate hikes until July to rate cuts expectations in 2024. Dovish comments from FED chairman, Jerome Powell, during its December 2023 monetary policy meeting gave the market more reasons to continue rallying. In Peru, the BVL index fluctuated between 21,100 and 23,800 points throughout the year, in line with copper price movements, especially between 2Q23 and November where it moved in the 3.50 – 4.00 dollars per pound range. In 1Q23 copper’s price increase of more than 10% in January to above 4.20 dollars per pound was not reflected in the same magnitude in the BVL index as the country was grappling with one of the worst social crises in decades and weather shocks struck (cyclone Yaku and “El Niño” phenomenon). In December, the BVL index rallied 18% between the 7th up to year-end closing at 25,960 points, a historical high, as the dovish FED shift favored risk assets and weakened the US dollar.

The total amount traded on the BVL was US$2.2 billion in 2023, below the levels of the last four years (US$3.7 billion in 2022, US$5.7 billion in 2021, US$5.8 billion in 2020 and US$5.5 billion in 2019). These figures are still far from the record level obtained in 2007, in which trading volume reached US$12.4 billion. The Peruvian stock market capitalization amounted to US$177.7 billion in 2023 compared to US$141.7 billion in 2022, US$148.5 billion in 2021, US$165.5 billion in 2020 and US$162.0 billion in 2019.

(2)	Market Regulation

Peruvian Securities Market Law (Legislative Decree No. 861) addresses matters such as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers, and risk rating agencies. The SMV, which is a governmental entity attached to the MEF, was given additional responsibilities relating to the supervision, regulation, and development of the securities market, while the BVL and its member firms were given the status of self-regulatory organizations. Additionally, a unified system of guarantees and capital requirements was established for the BVL and its member firms.

The SMV is governed by a five-member board, which includes the Securities Market Superintendent, who presides over the board, and four directors appointed by the executive branch: one proposed by the MEF, one proposed by BCRP, one by SBS and one Independent Director. The SMV has broad regulatory powers, which include studying, promoting, and establishing rules for the securities market; supervising its participants; and approving the registration of public offerings of securities.

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

Pursuant to the Peruvian Securities Market Law, the BVL must maintain a guarantee fund that is funded by its member firms. The actual contributions to be made by the 24 member firms of the BVL are based on volume traded over the exchange. In addition to the guarantee fund managed by the BVL, each member firm is required to maintain a guarantee for operations carried out outside the exchange in favor of SMV. Such guarantees are generally established through bank guarantees issued by local banks.

9. D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	Share Capital

Not applicable.

10.B	Memorandum of Association and Bye-laws

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

Under Credicorp’s Bye-laws, any holder of Credicorp’s common shares is entitled to one vote per share, such dividends as the Board of Directors may from time to time declare, and the surplus assets of Credicorp in the event of winding-up or dissolution whether voluntary or involuntary or for the purpose of a reorganization or otherwise, or upon any distribution of share capital. Unclaimed dividends do not earn interest. Dividends unclaimed for three years after they are declared revert back to the Company, and shareholders do not have any rights to such dividends. For more information regarding Credicorp’s dividend policy and applicable Bermuda law, refer to “ITEM 8. FINANCIAL INFORMATION – 8. A Consolidated Statements and Other Financial Information (3) Dividend Policy”.

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

Credicorp’s annual general meeting is held each year to consider and adopt resolutions, to receive the report of the auditors and the consolidated financial statements for the last fiscal year, to elect Directors, to consider fees payable to Directors, to appoint auditors and to consider other matters properly brought before the meeting. At least fourteen days’ notice of an annual general meeting shall be given to each shareholder. Notice of an annual general meeting will state the date, place, and time at which the meeting is to be held, that the election of Directors will take place at the meeting, and as far as practicable, the other business to be conducted at the meeting. At least ten days’ notice of a special general meeting shall be given to each shareholder. Notice of a special general meeting will state the date, time, place, and the general nature of the business to be considered at the meeting. Subject to the provisions of the Bermuda Companies Act 1981 and Credicorp’s Bye-laws, any question proposed for the consideration of the shareholders at any general meeting will be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of Credicorp’s Bye-laws. In the case of a tie, the resolution fails.

Subject to compliance with applicable laws, there are no limitations on the rights to own our securities, or on the rights of non-resident or foreign shareholders to hold or exercise voting rights on those securities, which are imposed by the Companies Act 1981 of Bermuda or by the Memorandum of Association or Bye-laws of Credicorp.

There is no provision of the Company’s Memorandum of Association or Bye-laws that would delay, defer, or prevent a change in control of the Company, which would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Assuming Credicorp remains listed on an appointed stock exchange, there are no Bye-laws provisions or provisions of Bermuda law governing the ownership threshold above which ownership of Credicorp shares must be disclosed. Under Peruvian law, any individual or legal entity who acquires, directly or indirectly, 1% or more of the share capital of a company operating in the financial and insurance systems (or that is engaged in activities that are either associated with or complementary to the purpose of such companies) in a 12-month period, or who obtains a shareholder stake of 3% or more, must provide the SBS with the information that the SBS requests to identify the shareholder’s main economic activities and, the structure of its assets, their financial information, among others. In addition, the acquisition of shares of a company operating in the financial or insurance system exceeding 10% of the company’s share capital (or resulting, when aggregated with previous holdings, in the holding of 10% of the company’s share capital) by a single individual or entity, whether directly or indirectly, require prior authorization from the SBS. In order to acquire more than 10% of the share capital of a legal person domiciled in Peru that holds shares in a financial or insurance company, prior authorization from the SBS is required. If the shareholder is a legal person that is not domiciled in Peru, such as Credicorp, the SBS must be informed if there is a modification in the composition of the shareholders in proportions that exceed 10%, including the names of such shareholders.

Under Peruvian securities market regulation, any issuer with shares registered on a centralized exchange, such as Credicorp, must present to the SMV a list of its shareholders who hold more than 0.5% of its capital stock and update the list within the first 15 calendar days of the following month in which a change occurs. The issuer must also update the Securities Market Public Register with information on shareholders holding 4% or more of their share capital following any change.

Under the U.S. Securities Exchange Act of 1934, as amended, holders of more than 5% of our shares are generally required to report their holdings to the SEC on Schedule 13D or Schedule 13G, as applicable. This is an obligation of the shareholders, not of Credicorp Ltd. as the issuer of the shares.

10.C	Material Contracts

As of the date hereof, we have not, nor have our subsidiaries, entered into any material contracts in the immediately preceding two years other than those contracts entered into in the ordinary course of our business.

10.D	Exchange Controls

We rely almost exclusively on dividends from Grupo Crédito S.A., BCP Stand-alone, BCP Bolivia, ASHC, Grupo Pacífico, Credicorp Capital, and our other subsidiaries for the payment of dividends to holders of our common shares. To the extent that our subsidiaries are legally restricted from paying us dividends, our ability to pay dividends on our common shares will be adversely affected.

Although substantially all of the clients of BCP Stand-alone, ASB, and Grupo Pacífico are located in Peru, as of December 31, 2023, approximately 32.7% of BCP Stand-alone’s loan portfolio, 93.2% of ASB Bank Corp’s loan portfolio, and 42.7% of Grupo Pacífico’s insurance contract liability were denominated in US Dollars.

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

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$71.0 billion or 27% of GDP as of December 31, 2023) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves levels to meet its foreign currency-denominated obligations. See “Item 3. Key Information – 3.D Risk Factors – Macroeconomic Risks”.

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

On December 27, 2023, the CIT Act was enacted, introducing a 15% corporate income tax (CIT) applicable to Bermuda Constituent Entities (BCE) that are part of multinational enterprise (MNE) groups with annual revenue of €750M or more. The Act is expected to be effective for fiscal years beginning on or after 1 January 2025.

According to the CIT Act, among other things, foreign tax credits will be available for foreign taxes allocated to the BCE and will not exceed at 15%.

Notwithstanding the above, there will not be income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, or inheritance tax that must be paid or that the shareholders must pay with respect to their shares for fiscal year 20246. An exempted company is liable to pay in Bermuda an annual government fee based on the authorized share capital and the premium on the issued common shares, which amounted to approximately US$19,605 (Bermuda annual government fee for 2023).

6 Currently, an analyzes is being conducted to determine the potential impact of the new Corporate Income Tax to the revenues of the Company. However, considering that the Company is qualified as Pure holding entity and it is not engaged on business activities within Bermuda, it is estimated-based on the preliminary evaluation of the recently enacted legislation- that the new tax will not have a material impact over the revenues of the Company.

10.2	Peruvian regulation

On February 15, 2011, the Peruvian government enacted Law No. 29663, which was subsequently amended on July 21, 2011, by Law No. 29757. This law partially modifies the country’s income tax regime by (i) subjecting to taxation in Peru capital gains derived from an indirect transfer of shares issued by a domiciled entity and (ii) introducing more types of income that will qualify as Peruvian source income. Under the law, an indirect transfer of shares issued by a domiciled entity occurs, and is subject to the Peruvian Income Tax (at a 5% or 30% rate) when the shares of a non-domiciled entity, which in turn owns (directly or indirectly through other entities) shares issued by a domiciled entity, are transferred, provided that both of the following conditions are met:

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

The Legislative Decree No. 1424 (published on September 13, 2018) established an additional rule according to which if the “total amount” of the domiciled entity’s shares indirectly transferred is equal to or exceeds 40,000 Peruvian Tax Units (approximately US$54 million), an indirect transfer of Peruvian shares would always be deemed to be triggered, regardless of whether either of conditions (1) or (2) above is met. This new rule based on the sales price is in force as of January 1, 2019, jointly with the general rule referred above.

On April 21, 2020, Supreme Decree No. 085-2020-EF established that, for purposes of determining the FMV of the non-domiciled shares and the Peruvian entities, the following methods must be followed:

• Higher listed value: In the case of shares listed on the Stock Exchange, the market value will be the highest listed value.

 •Discounted cash flow (DCF): In the case of shares that are not listed on the Stock Exchange, the market value will be the discounted cash flow value where the entity evidences a predictable horizon of future cash flows or has elements such as licenses, authorizations or intangibles that allow the existence of such cash flows to be anticipated. If the Company has several business units, a projection must be made for each business unit.

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

1.
The EPV shall be the result of dividing the equity value of the entity based on the last balance sheet closed within 90 days prior to the disposal, in accordance with the accounting standards officialized or approved by the competent body of the country, increased by the average monthly active market rate in local currency (TAMN), and by the number of shares issued, provided the following conditions are met:

•	The entity’s shares are not listed on a stock exchange or in any centralized trading mechanism, and;
•	The entity is not under the control and supervision of an entity that is entitled to perform the same functions as the SMV under its country of residence.

2.	The EPV will be the appraised value established within the six months prior to the date of the transfer.

The tax rate will apply according to the following table:

Tax rate applicable for direct and indirect transfer
5%	If the transfer of shares is realized through the Lima Stock Exchange by a non-domiciled subject.
30%	If the transfer of shares is not realized through the BVL by a non-domiciled subject, even if the shares are listed in the Lima Stock Exchange.

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

The Chilean Statutory Corporate Income Tax rate applicable to resident legal entities is 27% under the semi-integrated regime which is mandatory to big companies or companies that belong to big corporate groups. Dividends received by foreign individuals or any type of entity not resident or domiciled in Chile are subject to a 35% dividend withholding tax. This tax applies at the moment of the effective remittance of the dividend and the corporate income tax can be used as a credit. In the case of non-treaty country resident shareholders, the corporate tax credit is limited to 65% of the corporate income tax associated with such dividend (the 65% limit works as an obligation for the shareholder to “reimburse” 35% of the credit). Therefore, in this case, the total tax burden for foreign taxpayers will be 44.45%. Nonetheless, the “65% limit” does not apply to those investors domiciled or resident in a country with which Chile has a Double Taxation Treaty in force, which may use 100% of the corporate tax paid by the Chilean company as credit against the dividend withholding tax (effective rate of 35%). Additionally, Chilean entities are subject to the Income Tax semi-integrated system.

10.4	Colombian Regulation

The Colombian general corporate income tax rate of 35% remains unchanged (for 2022 and the following years). In addition, a temporary surtax will be applied to financial institutions whose taxable income equal to or exceeds approximately US$1.3 million. Credicorp Capital Colombia, Credicorp Capital Fiduciaria, and Mibanco Colombia, are now subject to the surtax rate of 5 percentage points, applicable from 2022 until 2027. Therefore, the combined income tax rate for financial institutions in Colombia is 40% for 2023 onwards. In addition, from 2023 Colombia has implemented its own version of a minimum domestic tax. Under such minimum domestic tax, the current tax reported in the income tax return (with some adjustments) cannot be less than 15% of the accounting profit (with some adjustments). Deferred tax is not considered for these purposes.

Without prejudice of the provisions established in tax treaties, distribution of dividends to non-residents will now be subject to a 20% dividend tax (previously 10%). If the corresponding profits were not taxed at the level of the distributing company, the corporate income tax rate would be applied over the dividends (35% general rate; however, for financial institutions, this rate could be 40% from 2023 to 2027), and after that, the 20% dividend tax is applied. Foreign portfolio investment is also subject to the 20% withholding tax. However, in the case of previously untaxed corporate profits, instead of applying the general income tax rate, the recapture tax would be a withholding tax of 25%. Corporate profits earned up to December 31, 2016, are not subject to the 20% withholding tax on dividends, even though the distribution occurs from and after January 1, 2017.

In the case of dividends distributed to Colombian companies, besides the recapture tax, if applicable, they are subject to the 10% withholding tax rate (previously at 7.5%). In any case, the tax paid by the Colombian company over the dividends can be transferred to its foreign investors, to be used against the 20% dividend tax in the distribution to such foreign investor. Therefore, they are entitled to use it as a tax credit against their own taxes when they receive dividends. The 10% withholding tax may not apply in serval circumstances, including when the dividend distribution is made within a registered group of companies or when there is a registered control situation. Finally, under recent court decisions the dividend distributions within Colombian companies may be subject to the industry and commerce tax (ICA) at a rate of approximately 1%. There is a discussion on whether the ICA may also be applicable to distributions to non-resident shareholders, which should be evaluated in each case.

10.5	Material U.S. Federal Income Tax Consequences

This section describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares held by U.S. Shareholders (as defined below) that hold our common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), applicable regulations of the U.S. Department of the Treasury promulgated thereunder (the Treasury Regulations), Internal Revenue Service (IRS) rulings and decisions, and judicial decisions thereon and existing interpretations thereof, all as in effect on the date of this Annual Report. These authorities may be subject to different interpretations or changes, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below.

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

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares, the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Partners of a partnership holding common shares should consult with their own tax advisors regarding the U.S. federal income tax consequences to them.

Prospective investors of our common shares should consult with their own tax advisors regarding the U.S. federal, state, local, and non-U.S. and other tax consequences of owning and disposing of the common shares in their particular circumstances.

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

Any dividends that a U.S. Shareholder receives will be includable in such holder’s gross income as ordinary income on the day such holder actually or constructively receives them. Such dividends will not be eligible for the dividends-received deduction generally allowed to certain corporate U.S. Shareholders. Dividends paid by us generally will be non-U.S. source income for purposes of the U.S. “foreign tax credit” rules. The rules governing U.S. foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. Shareholder. Therefore, each U.S. Shareholder should consult with his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits in such U.S. Shareholder’s particular circumstances. Please note that, in January 2022, the U.S. Department of the Treasury published new Treasury Regulations that significantly modified the requirements that a foreign tax must satisfy to be claimed as a credit. It is important to note, however, that most of the requirements provided by such Treasury Regulations have been temporarily suspended. Each U.S. Shareholder is encouraged reevaluate with his, her or its own tax advisors whether foreign income taxes would be creditable for U.S. federal income tax purposes in light of the recent changes.

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. Shareholders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation if (1) its stock is readily tradable on an established securities market in the United States or (2) it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. However, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. The common shares are traded on the NYSE, which is an established securities market in the United States. However, the United States does not have a comprehensive income tax treaty with either Bermuda or Peru. Each U.S. Shareholder should consult with his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation on dividends.

Taxation of Capital Gains

Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Shareholder generally will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s adjusted tax basis in the common shares. Any gain or loss will be classified as a capital gain or loss, and it will be treated as a long-term capital gain or loss if the common shares were held for more than one year. Gain or loss, if any, recognized by a U.S. Shareholder generally will be treated as U.S.-source gain or loss for purposes of calculating the U.S. foreign tax credit limitation. Therefore, U.S. Shareholders may not be able to use any U.S. foreign tax credit arising from Peruvian tax imposed on the sale or exchange of common shares, unless the credit can be applied (subject to applicable limitations) against tax due on other non-U.S. source income. A U.S. Shareholder’s adjusted tax basis in its common shares generally is equal to its purchase price for such shares, adjusted according to U.S. federal income tax principles. Any long-term capital gain recognized by non-corporate U.S. Shareholders generally will be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations. Each U.S. Shareholder should consult with his, her or its own tax advisor regarding the taxation of capital gains and deductibility of capital losses in light of their particular facts and circumstances.

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

A U.S. Shareholder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the FMV of the PFIC shares and the U.S. Shareholder’s adjusted tax basis in the PFIC shares. If such a mark-to-market election is made, then the rules set forth above would not apply for periods covered by the election. Assuming that we are trading on the NYSE, our common shares are expected to be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election should be able to be made if we are classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and U.S. Shareholders are strongly urged to consult with their tax advisors concerning this election if we are classified as a PFIC.

U.S. Shareholders are urged to consult with their tax advisors regarding the adverse tax consequences of owning our common shares if we are, or become, a PFIC, and the possibility of making certain elections designed to lessen those adverse consequences.

Medicare Tax on Net Investment Income

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% net investment income tax (NIIT or the Medicare tax) on the lesser of (i) such holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances and tax filing status). A U.S. Shareholder’s net investment income generally includes its dividend income and its net capital gains from the disposition of our common shares unless such dividends or net capital gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Shareholder that is an individual, estate or trust is urged to consult with his, her or its own tax advisor regarding the applicability of the Medicare tax in respect of its investment in our common shares.

Information with Respect to Foreign Financial Assets

Certain U.S. Shareholders of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or in excess of $75,000 at any point during the taxable year, generally are required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. The term “specified foreign financial assets” includes any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by a non-U.S. entity and not held in an account maintained by a financial institution, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Our common shares may be treated as specified foreign financial assets. Therefore, the holders of our shares may be subject to this information reporting regime. Failure to file information reports may subject holders to penalties. The holders of our shares should consult with their own tax advisors regarding their obligation to file information reports with respect to the common shares.

Backup Withholding and Information Reporting

Dividends paid, if any, on our common shares to a U.S. Shareholder may be subject to information reporting and may also be subject to U.S. backup withholding tax (currently at a rate of 24%), unless a U.S. Shareholder either furnishes its taxpayer identification number or otherwise establishes an exemption. In addition, information reporting generally will apply to payments of proceeds from the sale, exchange, redemption, or other disposition of our common shares by a paying agent, including a broker, within the United States to a U.S. Shareholder. A paying agent within the United States will be required to impose backup withholding on any payments of the proceeds from the sale, exchange, redemption, or other disposition of the common shares within the United States to a U.S. Shareholder, provided such U.S. Shareholder fails to furnish his, her, or its correct taxpayer identification number or otherwise fails to establish an exemption or comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. Shareholder’s U.S. federal income tax liability, if any), provided certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 through 1474 of the Code (commonly known as the Foreign Account Tax Compliance Act, or FATCA) generally impose a 30% U.S. federal withholding tax on certain payments to certain non-U.S. financial institutions that fail to comply with certain information reporting, account identification, withholding, certification, and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders, under certain circumstances. To avoid becoming subject to FATCA withholding, we may be required to report information to the Bermuda government or the IRS regarding our U.S. Shareholders. Each U.S. Shareholder should consult with his, her or its own tax advisor to obtain a more detailed explanation of FATCA and to learn how FATCA might affect that U.S. Shareholder in his, her or its particular circumstances.

10.6	Double tax treaties

As of January 2023, Peru has tax treaties with the following jurisdictions: Brazil, Canada, Chile, Japan, Mexico, Portugal, South Korea, Switzerland, and the member countries of the Andean Pact (Bolivia, Colombia, and Ecuador). Peru does not have a tax treaty with Bermuda, and the United States does not have a comprehensive income tax treaty with Bermuda or Peru.

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

The following section describes the risks to which Credicorp is exposed and the management tools used to measure and control them. Due to its financial activities, including lending, borrowing, trading and investing, the Group faces risks which could incur potential losses if adverse changes occur.

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

Given the Group’s activities, it has a framework for risk appetite, a cornerstone of its risk management. The risk management processes involve continuous identification, measurement, treatment, and monitoring of potential risks. The Group is exposed, principally, to credit, non-financial risks, market risk, liquidity risk, model risk and insurance technical risk.

11.1 Risk Management Governance

In order to carry out adequate risk management, Credicorp has established a structure of government with different levels of oversight.

Governance Structure
The highest level of hierarchy in risk governance in Credicorp Ltd. and Grupo Credito S.A. is the Board of Directors:

•
Credicorp’s Board of Directors is responsible for the approval of the levels of risk appetite that Credicorp Ltd. is prepared to assume. The Board of Directors also acknowledges the Group’s level of compliance with the risk appetite and level of risk exposure, as well as the relevant improvements in the risk management approaches of the Group.

•
Grupo Credito S.A.’s Board of Directors is responsible for the overall risk management approach and the approval of the levels of risk appetite that Grupo Credito S.A. and its subsidiaries are prepared to assume. Furthermore, it approves the guidelines and policies for comprehensive risk management. The Board also establishes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures compliance to the risk appetite.

•
The Board of Directors of each subsidiary is responsible for aligning the risk management approach established by Credicorp’s Board of Directors with the particular context.  To that end, each Board establishes a framework for risk appetite, policies and guidelines.

The second level of oversight of risk governance of Credicorp Ltd. and Grupo Credito S.A. is the Risk Committee:

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

b)	Corporate Methodological Operational Risk Committee

The Corporate Methodological Operational Risk Committee is responsible for monitoring the operational risk indicators of each of the Group’s companies and the progress of the implementation of operational risk and business continuity methodologies. Additionally, the committee shares best practices relevant to major challenges faced by the Group’s companies.

c)	Corporate Structural, Negotiation and Liquidity Market Risk Committee

The Corporate Structural, Negotiation and Liquidity Market Risk Committee is responsible for analyzing and proposing objectives, guidelines, and policies for the Market and Liquidity risk management of the Group’s companies.  Furthermore, the committee is responsible for monitoring indicators and appetite limits for Credicorp and each of the Group’s companies, as well as the implementation of corrective measures in case of deviations.  Additionally, the Committee is responsible for the integration of a corporate model within the Group.

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

11.2 Risk Management Structure

In order to carry out appropriate risk management, Credicorp maintains a management structure according to its needs and based on the risks to which it is exposed.

Credicorp Risk Management Structure

Chief Risk Officer (CRO)

The CRO is responsible for implementing policies, procedures, methodologies, and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. The CRO also participates in the creation of the strategic plans of the business units to ensure compliance with the risk appetite metrics approved by the Board of Directors.

Likewise, the CRO is responsible for the level of compliance with the risk appetite and the level of exposure assumed by Grupo Crédito S.A. and other Credicorp subsidiaries. Also, the CRO reports the relevant improvements in the comprehensive risk management of Grupo Crédito S.A. and other Credicorp subsidiaries. In addition, the CRO proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

All issues regarding Credicorp’s corporate risk management are under the responsibility of Credicorp’s CRO, who is also the CRO of Credicorp Ltd. and Grupo Crédito S.A. To ensure effective fulfillment of this responsibility, it was decided that those three positions should be held by the same person. Credicorp’s CRO reports to the CEO but has full independence regarding risk decisions, which are discussed in Credicorp’s Risk Committee.

The Central Risk Management units with corporate risk functions are the following:

a.	Wholesale Banking Risk Division

This Division is responsible for proposing credit policies and criteria for evaluating and managing credit risks assumed by lending to wholesale clients. It evaluates and approves loan proposals and recommends approval to higher authorities for those that exceed its autonomy. These policies and criteria are established based on policies set by the Board of Directors and in accordance with applicable laws and regulations. In addition, it measures the evolution of the risk faced by wholesale clients, identifies possible signs of deterioration in their payment capacity, and takes actions to mitigate or resolve them.

b.	Retail Banking Risk Division

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and promoting retail credit risk specific guidelines that are consistent with the overall guidelines and risk policies set by the Board of Directors. Additionally, it participates in defining the products and campaigns aligned with these policies, as well as in the design, optimization and integration of credit assessment tools and income estimation for credit management.

c.	Risk Management Division

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with those established by the Board of Directors. In addition, it is responsible for supervising the process of risk management, coordinating with the Group’s companies involved in the process, and promoting standard risk management aligned with best practices. It also has the task of informing the Board of Directors of global exposure to risks, by type of risk, as well as the specific exposure of each of the Group’s companies.

d.	Non-Financial Risks Division

The Non-Financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board. This strategy seeks to strengthen the management process, generate synergies, optimize resources, and achieve better results among the units responsible for managing non-financial risks. Additionally, in order to achieve its objectives, the Division promotes corporate risk culture, develops risk skills and tools, defines non-financial risk indicators and generates and keeps track of strategic projects and initiatives.

The Non-Financial Risks Division is composed of the following areas: Operational Risk Management, Cybersecurity; and Corporate Security and Cyber Crime Management.

e.	Corporate Risk Management Division

The Corporate Risk Management Division’s scope covers the risk management of Credicorp’s subsidiaries (not including BCP Stand-alone) and is responsible for managing day-to-day risk under the risk appetite framework approved by our senior management; ensuring that corporate policies and guidelines are applied uniformly between the subsidiaries. This Division also proposes strategic initiatives for better risk management, proposes criteria and methodologies to facilitate the process of risk management and submits risk management reports to the Corporate CRO and the Corporate Risk Committees.

11.3 Risk Appetite

To manage the risks to which it is exposed, Credicorp uses different guidelines. This allows Credicorp to maintain adequate risk levels to generate value for the organization and investors.

Risk Appetite

The Board of Directors annually approves the risk appetite framework defining the maximum level of risk that the organization is willing to tolerate, as it seeks to attain its strategic and financial objectives. In order to ensure consistency with the Group’s corporate risk vision, the Board of Directors, through the corporate Risk Committee, reviews and approves the risk appetite of each subsidiary, considering its business model. This risk appetite framework is based on “core” and “specific” metrics:

•	Core metrics: are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability, balance sheet structure and cybersecurity risk.
•
Specific metrics: are intended to monitor on a qualitative and quantitative basis the various risks to which every company of the Group is exposed and establish a tolerance threshold of each of those risks, so that the risk profile set by the Board of Directors is preserved and any risk concentration is anticipated on a more granular basis.

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

(4)	A governance scheme seeks to guarantee compliance with the framework through different roles and responsibilities assigned to the units involved.

The risk appetite is integrated in the processes of strategic and capital guidelines, as well as in the definition of the budget exercise, facilitating the strategic decision-making process of the organization.

11.4 Managed Risks

Credicorp’s governance and risk management seek to adequately manage the risks to which we are exposed as an organization.

a)          Credit Risk

The Group is exposed to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations whether on or off the balance sheet.

Credit risk is the most important risk affecting the Group’s business due to relevance of the Universal Banking and Microfinance LoB and its exposure to this type of risk; therefore, Management carefully manages its exposure to credit risk. Credit risk exposures arise principally from lending activities that lead to direct loans, though they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk can also arise from derivative financial instruments as counterparty risk in those derivatives currently show positive fair values.

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

Provisions for loan losses

In accordance with the IFRS 9 standard, all the financial assets classified or designated as an amortized cost, debt instruments classified as investments at fair value through other comprehensive income, and indirect loans presented in off-balance accounts are subject to an impairment evaluation.

Measurement of expected credit losses

Measurement of expected credit losses is mainly based on three parameters: probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date using the effective interest rate. The estimates, pursuant to IFRS 9 parameters, consider not only past due information, but also all relevant credit information, including actual conditions and expected macroeconomic effects in three scenarios (base, optimistic and pessimistic).

The definitions of the three parameters are as follows:

•
Probability of Default (PD): This is a measurement assigned internally to customers and is designed to estimate their probability of default within a specific time horizon. This measurement is obtained through three main components: (i) the observed credit risk of the portfolio, (ii) the macroeconomic conditions of the main countries where Credicorp operates, and (iii) the individual credit risk of each loan, which is measured through scoring and rating tools. The definition of default in IFRS 9 is consistent with the one used for internal credit risk management purposes, as follows:

1.
In the case of retail products, clients are in default if (i) at a specific moment, they are 60 or more days past due, except for mortgages, for which we allow 120 days; or (ii) if they have operations in one of the following situations: refinanced, restructured, pre-judicial, judicial or write off.

2.
In wholesale banking, clients are in default if (i) they pass to Wholesale Collections; (ii) they have an internal classification of deficient with recurrence, doubtful or loss; (iii) they have operations in refinanced, pre-judicial, judicial or write off; or (iv) they have significant qualitative signs of impairment. For clients in default with significant exposure, the Risk Management Division makes a specific analysis for each one of them to determine the expected credit loss, considering the following criteria (among others): (i) the knowledge of the specific situation of the client, (ii) the collaterals and guarantees, (iii) the available financial information, (iv) the actual condition and perspective of the sector in which the client operates.

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

In 2023, the main methodological calibrations made to the group’s internal credit risk models were as follows:

•
PD models: according to our internal governance scheme, we continued following up on the performance of PD models and implementing the necessary calibrations to maintain an appropriate measurement of our loan portfolio’s credit risk. In this sense, in the first half of 2023, a new version of the PD FWL parameter was implemented for the estimation of expected credit loss of the SME portfolio, in which the GDP variable was added to better capture the impact of macroeconomics conditions.

•
LGD models: according to our internal governance scheme, we continued following up on the performance of LGD models and implementing the necessary calibrations to maintain an appropriate measurement of our loan portfolio’s credit risk. In this sense, in the fourth quarter of 2023, a new version of the LGD parameter was implemented for the estimation of the expected credit loss of the Mortgages portfolio, which allowed the Government’s coverage of the MiVivienda program loans to be recognized in a more precise way.

•
On an extraordinary basis, the expected impact of the El Niño phenomenon on the credit risk of the Group’s loan portfolio was measured, focusing the analysis on the geographic areas with the greatest potential impact, and the additional provisions associated with this event were recorded.

The macroeconomic projections were updated as explained in the following paragraphs.

The Group’s expected credit losses are a weighted estimate of three macroeconomic scenarios: (base, optimistic and pessimistic), which are based on macroeconomic projections provided by the internal team of economic research and approved by senior management. These projections are made for the main countries in which Credicorp operates. In each scenario, the Group considers a wide variety of prospective information as economic inputs, including the growth of the GDP, the inflation rate and the exchange rate.

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

Through this process, projections of GDP growth, inflation, exchange rate and other macroeconomic variables were obtained for the years 2024 and 2025. As of December 31, 2023, we expected GDP to grow around 2.0 percent in 2024 (2023: -0.6 percent). The recovery of economic activity will be explained, among other reasons, by:

•	A copper price that is still favorable.
•	Inflation will continue to slow down, favoring the purchasing power of households.
•	Investment projects that begin or continue their execution.
•	Better results in the Agriculture and Fishing sectors.

The Peruvian Government, in a statement dated December 29, 2023, indicated that the Coastal Niño is expected to continue until April 2024. However, for the period of January-March 2024 it revised downwards the probabilities of an event of moderate magnitude to 37 percent (previous: 54 percent) and of strong magnitude to 12 percent (previous 22 percent). On the contrary, the probabilities of a weak magnitude event increased to 33 percent (previous: 20 percent) and neutral (No Niño) to 18 percent (previous: 3 percent). By 2025, the Peruvian economy would grow around 3.0 percent due to the recovery of domestic demand.

For 2024, probabilities of 50 percent, 40 percent and 10 percent were considered for the baseline, optimistic and pessimistic scenarios, respectively, taking into account the probability of the occurrence of the El Niño phenomenon, the recovery of the economic cycle and the impacts of external factors on the Peruvian economy. For 2025, we return to the probabilities of 50 percent, 25 percent and 25 percent for the baseline, optimistic and pessimistic scenarios, respectively.

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

The following table provides a comparison of the reported expected credit loss for Credicorp’s loan portfolio and the expected credit loss under the three scenarios:

At December 31,2023	Optimistic Scenario	Base Case Scenario	Pessimistic Scenario	Reported ECL under IFRS 9
(in thousands of Soles)
Total Loans	8,617,203	8,654,612	8,712,061	8,645,945

For further information about the IFRS 9 measurement of the expected credit loss, see Note 3(j) to the consolidated financial statements.

For historical data regarding our loan loss reserves, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan Portfolio – 7.3.12 Allocation of Loan Loss Reserves”.

ESG Risks Management

Credicorp manages ESG topics by focusing on the incorporation of factors to mitigate risks, preserve value and generate value from its loan books and investment portfolios.

When the upgrade of the ESG Risk Management Framework was incorporated, the scope was defined to include Wholesale Banking and Asset Managers. In 2023 the ecosystems of the mortgage and vehicle agile teams were incorporated, and the eligibility criteria aligned to the Environmental Taxonomy for the green labeling of their products was defined. Best practices were used for the integration of ESG factors in each of the business units.

Below are the 2023 achievements related to the scope of the ESG Risk Team from the different fronts:

Environmental Taxonomy

•	The Environmental Taxonomy for BCP Peru and BCP Bolivia was updated.
•
In 2023 the formalized Sustainable Operations Committee was integrated into the management in BCP Peru and BCP Bolivia, labeling in BCP Peru 59 operations as green for US$585MM and in BCP Bolivia 27 operations as green for US$37 MM.

Appetite

•
For BCP Peru and BCP Bolivia the corporate exclusion list (related to thermal coal, war weapons, tobacco, money laundering, human rights and others in which the Bank does not wish to participate) was implemented in Wholesale Banking through questionnaires for clients validated by Credit and Banking Officers and for SME through questionnaires for capex operations.

•
For asset managers, Prima, Pacífico, Credicorp Capital and BCP Treasury, a centralized process for screening of conduct-based and related exclusions (child labor, forced labor, human trafficking, corruption, bribery and fraud) was defined. Also, for asset managers progress was made with the monitoring of sectoral exclusions in the prioritized portfolios.

Organization, Governance and Culture

•	The Corporate Conduct Based Exclusions Committee was created and started validating that the impacted portfolios complied with the Corporate Exclusion Policy.
•	Impacted policies related to Excluded activities in the subsidiaries were updated.
•	Teams of BCP Peru and Bolivia were trained by an expert consultant firm on the impact of ESG risks in the management of ESG Credit Policy questionnaires.
•	Some asset managers were trained in the identification of climate-related risks.

Identification, Evaluation and Treatment

In the subsidiaries the analysis framework was strengthened by updated questionnaires and evaluation tools, guarantee evaluation questionnaires and credit and investment policy. These were done to assess the social, government and environmental risks, which include physical and transition risks.

•
For BCP Peru and BCP Bolivia, the ESG questionnaire deployment was carried out to determine the level of ESG risk management in the prioritized portfolio, where the result of the risk management level can be low, medium or high risk.

•
For asset managers, there was progress in the implementation of responsible investment policies, with notable progress in the exclusions and the evaluation of issuers. Methodologies developed in-house as well as adopted ones were implemented to evaluate the different types of assets.

Reporting

•	Credicorp’s first corporate TCFD report was published, which includes an ESG Risk Management section.

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

In order to develop an efficient risk culture, the Group records operational risks and their respective process controls. The Risk Map, which is a document that lists all the risks that could affect the organization and their characteristics, permits monitoring, prioritization and proposed treatment of the risks. The Group also carries out an active cybersecurity and fraud prevention management program, which is aligned with the best international practices.

Moreover, the business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining, and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services, which are periodically tested to measure the effectiveness of such strategies. Information security management is carried out through a systematic process, which is documented and known by the entire organization, pursuant to best practices and regulatory requirements. The Group designs and develops the guidelines described in the policies and procedures to have strategies for the availability, confidentiality, and integrity of the information of assets of the organization. To manage operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group’s companies.

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

Cybersecurity

See “ITEM 16K. CYBERSECURITY”.

Corporate Security and Cyber Crime

As part of non-financial risk management, the Corporate Security & Cybercrime Area is responsible for detecting and responding to fraud incidents, as well as for the preparation, response, and mitigation of physical security risks and Disaster Risk Management (DRM). These tasks are carried out by specialized teams in investigations, cybercrime, forensic computing, internal fraud risk assessment, physical and electronic security, disaster risk management and strategic intelligence activities, with their members being experts in Crisis Management with respect to their respective specialties. These capabilities are aimed at safeguarding the security of our employees, customers, suppliers and assets, as well as strengthening our resilience and rapid response capacity.

For this purpose, the designed strategy includes the use of technological tools in video surveillance and digital video intelligence, and advanced models for analyzing risk profiles, among other areas. Additionally, we believe we have retained highly specialized and trained people in each of these respective areas, allowing for the proper use of artificial intelligence, electronics, advanced analytics and cyber forensics, as well as the achievement of high standards of efficiency and effectiveness in management.

Finally, we contribute to the security of the Financial System by reporting incidents through a local service, developed at the Association of Banks of Peru (ASBANC).  Furthermore, we exchange knowledge and best practices at the LATAM level in the Security Experts Committee of the Latin American Federation of Banks (FELABAN).

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

The risks that trading portfolios (Trading book) face are managed through Value at Risk (VaR) historical simulation techniques, while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of ALM.

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

VaR limits and assumptions are based on the risk appetite and trading strategy of each subsidiary. The assessment of past movements is based on historical one-year data and 129 market risk factors, which are comprised as follows: 45 market curves, 43 stock prices, 37 mutual funds values and 4 volatility series. The Group applies these historical changes into rates to its current positions (a method known as historical simulation). Management believes that the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

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

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, Credicorp has internal appetite risk limits for the trading book which are monitored and reported to the Credicorp Market Risk Committee. In VaR calculations, the foreign exchange effect is not included, and as such the calculation is measured assuming a constant exchange rate. For further information, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – (13) Foreign Currency Exchange Rate Risk”.

During 2023, Credicorp’s VaR decreased due to lower interest rate risk given the lower exposure in Fixed Income. The VaR remains contained within the limits of the risk appetite established by the Group’s Risk Management and its subsidiaries.

As of December 31, 2021, 2022 and 2023, our VaR by risk type were as follows:

	2021	2022	2023
	in thousands of Soles
Interest rate risk	35,721	74,343	29,399
Price risk	4,637	5,219	5,291
Volatility risk	2,662	2,032	20
Diversification effect	(4,916)	(7,347)	(5,850)
Consolidated VaR by risk type (1)	38,104	74,247	28,860
(1)	Amplified to the holding period, adjusted by a 10-days period of liquidation.

Only financial instruments from the trading book were considered in the VaR calculation.

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

For the years ending on December 31, 2021, 2022 and 2023, the BCP Stand-alone’s VaR statistics were as follows:

	2021	2022	2023
	in thousands of Soles
Average daily	22,839	22,096	23,157
Highest	46,435	37,025	32,435
Lowest	12,045	11,506	16,463

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

VaR Backtesting – VaR (1-Day, 99% in millions of Soles) – 2023:

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

During 2023, BCP Stand-alone did not record any backtesting exceptions. According to the selected test, we believe that the VaR model is statistically correct.

Stress test

A stress test is used to calculate the maximum loss that the Group incurs in light of daily shocks to the market risk factors from March 18, 2008, until the effective date of the stress test. The maximum loss is considered the outcome for the stress test.

The methodology for the stress test assumes a certain “holding period” until positions can be closed (1 - 10 days). The time period used to calculate the losses is one day; however, the final figures are amplified to a 10-day time period, and the final calculation is determined by multiplying the one-day losses times by the square root of 10. This adjustment will be exact only if the changes in the portfolio in the following days follow a normal distribution that is identical and independent; otherwise, the worst loss of the ten-day period will be an approximation.

The results of our stress test as of December 31, 2021, 2022, 2023, by risk type, were as follows:

	2021	2022	2023
	in thousands of Soles
Interest rate risk	143,047	86,079	86,438
Price risk	28,964	15,550	6,558
Volatility risk (1)	5,356	6,006	38
Diversification effect	(36,829)	(5,134)	(6,569)
Consolidated VaR by risk type	140,538	102,500	86,465
(1)	Volatility risk is the potential loss that result from fluctuations in option implied volatilities

Given the possibility of any scenario of local or international uncertainty, continuous evaluations of stress test scenarios were carried out in order to anticipate potential losses for the Group and generate action plans to mitigate losses. Additionally, we reviewed the current models and methodologies carried out to ensure that volatility was included in the market risk indicators and valuations of the instruments.

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

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored by our ALCO monthly.

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

The tables below provide information about our financial instruments that are sensitive to interest rates, including deposits, bonds and other obligations, and summarize our exposure to interest rate risks as of December 31, 2021, 2022 and 2023. It includes the Group’s financial instruments at carrying amounts, categorized into columns based on the earlier of their contractual repricing date and maturity/call date. The products are distributed according to their contractual behavior or distribution assumptions (for those without contractual maturity). In addition, some credit products prepayment assumptions are considered.

	As of December 31, 2021
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	months	years	years	bearing
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	21,200,113	835,072	2,164,640	8,430,195	180,678	8,276,990	41,087,688
Investments	7,712,405	1,134,280	3,825,114	11,313,394	18,660,101	378,708	43,024,002
Loans, net	16,062,211	18,690,355	38,761,519	48,659,533	17,619,885	(673,399)	139,120,104
Financial assets designated at fair value through profit and loss	-	-	-	-	-	974,664	974,664
Premiums and other policies receivables	882,182	24,565	9,162	5,194	-	-	921,103
Reinsurance and insurance contract assets	1,138	315,184	876,680	3,985	1,392	-	1,198,379
Other assets (1)	299,648	49,697	171,495	-	62,519	1,832,448	2,415,807
Total assets	46,157,697	21,049,153	45,808,610	68,412,301	36,524,575	10,789,411	228,741,747
Liabilities
Deposits and obligations	38,932,350	13,763,617	21,336,061	65,231,646	8,349,313	2,727,875	150,340,862
Payables from repurchase agreements, security lending, due to banks and correspondents	2,414,504	2,423,081	9,915,571	11,713,052	2,724,155	36,449	29,226,812
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	325,571	325,571
Accounts payable to reinsurers and coinsurers	98,755	286,473	55,296	23,301	-	-	463,825
Insurance and reinsurance contract liability	312,617	873,375	1,468,165	3,387,967	6,151,093	341,294	12,534,511
Bonds and notes issued	70	122,746	553,109	15,935,158	399,728	68,018	17,078,829
Other liabilities (1)	135,776	23,896	2,735	57,390	-	4,163,736	4,383,533
Equity	-	-	-	-	-	27,037,439	27,037,439
Total liabilities and equity	41,894,072	17,493,188	33,330,937	96,348,514	17,624,289	34,700,382	241,391,382
Off-Balance sheet items
Derivatives assets	221,370	700,009	167,250	486,430	-	-	1,575,059
Derivatives liabilities	43,164	222,228	223,146	1,001,554	-	-	1,490,092
Total Off-Balance Sheet items	178,206	477,781	(55,896)	(515,124)	-	-	84,967
Marginal gap	4,441,831	4,033,746	12,421,777	(28,451,337)	18,900,286	(23,910,971)	(12,564,668)
Accumulated gap	4,441,831	8,475,577	20,897,354	(7,553,983)	11,346,303	(12,564,668)	-
(1)	Other assets and other liabilities only include financial accounts.

	As of December 31, 2022
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	Months	years	years	bearing
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	15,413,219	1,339,844	2,635,747	8,875,620	184,437	6,836,829	35,285,696
Investments	6,177,458	2,548,155	3,088,999	10,793,965	18,286,282	337,031	41,231,890
Loans, net	18,513,077	20,548,048	38,917,974	46,932,699	15,367,868	474,306	140,753,972
Financial assets designated at fair value through profit and loss	-	-	-	-	-	768,801	768,801
Reinsurance and insurance contract assets	62,001	124,001	558,006	-	-	-	744,008
Other assets	66,225	-	-	-	-	2,531,629	2,597,854
Total assets	40,231,980	24,560,048	45,200,726	66,602,284	33,838,587	10,948,596	221,382,221
Liabilities
Deposits and obligations	36,293,889	13,244,363	24,789,328	61,459,266	8,201,016	3,032,925	147,020,787
Payables from repurchase agreements, security lending, due to banks and correspondents	2,919,374	2,193,017	5,582,701	7,368,172	3,160,922	679,950	21,904,136
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	191,010	191,010
Insurance and reinsurance contract liability	198,602	279,488	515,873	1,526,519	7,329,609	1,303,917	11,154,008
Bonds and notes issued	48,301	73,546	3,186,038	13,330,687	357,352	11,270	17,007,194
Other liabilities	540,778	72,584	2,854	-	-	4,072,451	4,688,667
Equity	-	-	-	-	-	29,595,213	29,595,213
Total liabilities and equity	40,000,944	15,862,998	34,076,794	83,684,644	19,048,899	38,886,736	231,561,015
Off-Balance sheet items
Derivatives assets	171,485	830,415	450,835	931,208	-	-	2,383,943
Derivatives liabilities	149,938	46,232	165,610	1,844,839	95,350	-	2,301,969
Total Off-Balance Sheet items	21,547	784,183	285,225	(913,631)	(95,350)	-	81,974
Marginal gap	252,583	9,481,233	11,409,157	(17,995,991)	14,694,338	(27,938,140)	(10,096,820)
Accumulated gap	252,583	9,733,816	21,142,973	3,146,982	17,841,320	(10,096,820)	-

(1)	Other assets and other liabilities only include financial accounts.

	As of December 31, 2023
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	Months	years	years	bearing
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	13,900,784	1,707,822	3,050,481	8,674,709	273,214	7,734,585	35,341,595
Investments	1,331,553	4,489,604	9,475,564	12,827,007	18,773,061	336,078	47,232,867
Loans, net	19,650,760	16,975,402	38,874,328	46,963,496	14,420,760	(186,611)	136,698,135
Financial assets designated at fair value through profit and loss	-	-	-	-	-	810,932	810,932
Reinsurance and insurance contract assets	872,046	-	-	-	-	-	872,046
Other assets (1)	143,214	7,053	31,753	-	-	2,381,135	2,563,155
Total assets	35,898,357	23,179,881	51,432,126	68,465,212	33,467,035	11,076,119	223,518,730
Liabilities
Deposits and obligations	40,740,255	16,793,946	22,762,047	57,611,088	8,418,281	1,379,377	147,704,994
Payables from repurchase agreements, security lending, due to banks and correspondents	5,987,961	6,344,769	3,477,433	3,238,356	3,026,066	372,523	22,447,108
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	641,915	641,915
Insurance and reinsurance contract liability	116,515	178,525	496,768	1,862,006	6,822,694	2,841,625	12,318,133
Bonds and notes issued	81,635	94,831	5,711,424	7,944,189	603,511	159,195	14,594,785
Other liabilities (1)	497,682	-	2,046	-	-	4,546,082	5,045,810
Equity	-	-	-	-	-	33,107,065	33,107,065
Total liabilities and equity	47,424,048	23,412,071	32,449,718	70,655,639	18,870,552	43,047,782	235,859,810
Off-Balance sheet items
Derivatives assets	72,943	-	676,380	-	-	-	749,323
Derivatives liabilities	630,109	401,730	54,849	1,936,331	-	-	3,023,019
Total Off-Balance Sheet items	(557,166)	(401,730)	621,531	(1,936,331)	-	-	(2,273,696)
Marginal gap	(12,082,857)	(633,920)	19,603,939	(4,126,758)	14,596,483	(31,971,663)	(14,614,776)
Accumulated gap	(12,082,857)	(12,716,777)	6,887,162	2,760,404	17,356,887	(14,614,776)	-
(1)	Other assets and other liabilities only include financial accounts.

Investments and derivatives classified by our management as held for trading are not considered in our repricing gap analysis because these instruments are included in the trading book. Instead of repricing gap analysis, we use VaR methodology to assess risk arising from these instruments. Other assets and other liabilities include only financial accounts.

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

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax for one year and is based on non-trading financial assets and financial liabilities held on December 31, 2021, 2022 and 2023, including the effect of derivative instruments. The sensitivity of net economic value is calculated by reassessing the financial assets and liabilities that comprise the banking book, including the effect of any associated hedge and derivative instruments designated as a cash flow hedge. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the banking book, including instruments classified as fair value through other comprehensive income and amortized cost investments.

The tables below summarize our exposure to interest rate changes as of December 31, 2021, 2022 and 2023:

	As of December 31, 2021
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		net profit		economic value
			in thousands of Soles
Soles	+/-	50	+/-	45,487	-/	+	340,772
Soles	+/-	75	+/-	68,231	-/	+	511,158
Soles	+/-	100	+/-	90,975	-/	+	681,544
Soles	+/-	150	+/-	136,462	-/	+	1,022,316
US Dollar	+/-	50	+/-	115,376	+/-		413,488
US Dollar	+/-	75	+/-	173,064	+/-		620,232
US Dollar	+/-	100	+/-	230,752	+/-		826,976
US Dollar	+/-	150	+/-	346,128	+/-		1,240,463

	As of December 31, 2022
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		net profit		economic value
			in thousands of Soles
Soles	+/-	50	+/-	39,920	-/	+	345,530
Soles	+/-	75	+/-	59,880	-/	+	518,295
Soles	+/-	100	+/-	79,840	-/	+	691,060
Soles	+/-	150	+/-	119,760	-/	+	1,036,590
US Dollar	+/-	50	+/-	103,546	+/-		306,792
US Dollar	+/-	75	+/-	155,319	+/-		460,188
US Dollar	+/-	100	+/-	207,092	+/-		613,584
US Dollar	+/-	150	+/-	310,638	+/-		920,375

	As of December 31, 2023
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		net profit		economic value
			in thousands of Soles
Soles	+/-	50	+/-	15,052	-/	+	511,851
Soles	+/-	75	+/-	22,578	-/	+	767,776
Soles	+/-	100	+/-	30,104	-/	+	1,023,702
Soles	+/-	150	+/-	45,156	-/	+	1,535,553
US Dollar	+/-	50	+/-	48,060	+/-		119,342
US Dollar	+/-	75	+/-	72,090	+/-		179,013
US Dollar	+/-	100	+/-	96,120	+/-		238,684
US Dollar	+/-	150	+/-	144,180	+/-		358,026

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

As of December 31, 2021, 2022 and 2023, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, 10%, 25% and 30% changes in market prices are conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2021, 2022 and 2023 are presented below:

		2021	2022	2023
Equity at fair value through other comprehensive income	Changes in market prices %	in thousands of Soles
Equity securities	+/- 10	37,783	32,649	33,480
Equity securities	+/- 25	94,457	81,621	83,700
Equity securities	+/- 30	113,348	97,946	100,440

		2021	2022	2023
Funds at fair value through profit or loss	Changes in market prices %	in thousands of Soles
Mutual funds	+/- 10	157,130	157,932	108,747
Mutual funds	+/- 25	392,825	394,831	271,867
Mutual funds	+/- 30	471,390	473,797	326,241
Restricted mutual funds	+/- 10	36,595	35,132	33,416
Restricted mutual funds	+/- 25	91,489	87,829	83,541
Restricted mutual funds	+/- 30	109,786	105,395	100,249
Fund of Liquid Assets Requirement (RAL)	+/- 10	32,314	16,778	14,541
Fund of Liquid Assets Requirement (RAL)	+/- 25	80,785	41,945	36,354
Fund of Liquid Assets Requirement (RAL)	+/- 30	96,942	50,334	43,624
Investment Funds	+/- 10	49,837	86,053	118,071
Investment Funds	+/- 25	124,591	215,133	295,178
Investment Funds	+/- 30	149,510	258,160	354,214
Hedge Funds	+/- 10	17,682	28	29
Hedge Funds	+/- 25	44,204	70	73
Hedge Funds	+/- 30	53,045	84	87
Exchange Traded Funds	+/- 10	10,531	2,504	2,958
Exchange Traded Funds	+/- 25	26,326	6,261	7,396
Exchange Traded Funds	+/- 30	31,592	7,513	8,875

Foreign Currency Exchange Rate Risk

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the group’s functional currency.

The Group’s monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk, as well as the equity position generated by the investment in the Group’s subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary; in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in other comprehensive income.

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

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

•          Net gain on foreign exchange transactions
•          Net gain on derivatives held for trading
•          Exchange difference result

Transactions in foreign currency are made at free market exchange rates of the countries where Credicorp’s subsidiaries are established. As of December 31, 2021, 2022, and 2023, the net open monetary position with effect on results and the equity position of the group was as follows:

2021	U.S. Dollar	Other currencies
	in thousands of Soles

Total monetary assets	79,005,337	503,809
Total monetary liabilities	(81,716,408)	(415,951)
	(2,711,071)	87,858
Total position in currency derivatives	2,142,654	(55,696)
Hedging a foreign investment (*)	912,337	-
Total monetary position with effect on income	343,920	32,162
Total monetary position with effect on equity	1,021,603	1,864,335
Net monetary position	1,365,523	1,896,497

2022	U.S. Dollar	Other currencies
	in thousands of Soles

Total monetary assets	77,853,626	364,108
Total monetary liabilities	(79,016,765)	(217,568)
	(1,163,139)	146,540
Total position in currency derivatives	353,166	(127,382)
Hedging a foreign investment (*)	872,750	-
Total monetary position with effect on income	62,777	19,158
Total monetary position with effect on equity	785,030	1,872,697
Net monetary position	847,807	1,891,855

2023	U.S. Dollar	Other currencies
	in thousands of Soles

Total monetary assets	77,387,709	495,553
Total monetary liabilities	(79,779,686)	(102,500)
	(2,391,977)	393,053
Total position in currency derivatives	2,622,188	(369,458)
Hedging a foreign investment (*)	-	-
Total monetary position with effect on income	230,211	23,595
Total monetary position with effect on equity	904,434	2,204,984
Net monetary position	1,134,645	2,228,579

(*) In December 2023, the accounting coverage for net investment abroad was revoked, where part of our liability position in US dollars related to the balance of the “bonds and notes issued” item, see note 15 (a)(iii), was designated to cover our ongoing investment in Atlantic Security Holding Corporation.

As of December 31, 2021, 2022 and 2023, the monetary position with effect on equity in other currencies is mainly made up of the equity of subsidiaries in Bolivian pesos for S/928.6 million, S/954.7 million and S/860.3 million, respectively; in Colombian Pesos for S/638.6 million, S/566.7 million and S/961.9 million, respectively and in Chilean Pesos for S/304.4 million, S/348.0 million and S/380.9 million, respectively.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed and which affect the consolidated income statement and other comprehensive income as of December 31, 2021, 2022 and 2023.

The analysis determines the effect of a reasonably possible variation of the exchange rate against the Sol for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The following is a sensitivity analysis of the foreign exchange position with an effect on the consolidated statement of income, with the U.S. dollar as the main currency of exposure. This analysis is shown as of December 31, 2021, 2022 and 2023:

Currency rate sensibility	Change in Currency Rates	2021	2022	2023
	%	in thousands of Soles
Depreciation
Sol in relation to US Dollar	5	16,377	2,989	10,962
Sol in relation to US Dollar	10	31,265	5,707	20,928
Appreciation
Sol in relation to US Dollar	5	(18,101)	(3,304)	(12,116)
Sol in relation to US Dollar	10	(38,213)	(6,975)	(25,579)

The following is the sensitivity analysis of the foreign exchange position with effect in other comprehensive income, with the U.S. dollar, the Bolivian Peso, the Colombian Peso and the Chilean Peso being the main currencies of exposure. This analysis is shown as of December 31, 2021, 2022 and 2023:

Currency rate sensibility	Change in Currency Rates	2021	2022	2023
	%	in thousands of Soles
Depreciation
Sol in relation to US Dollar	5	48,648	37,382	43,377
Sol in relation to US Dollar	10	92,873	71,366	82,812
Appreciation
Sol in relation to US Dollar	5	(53,769)	(41,317)	(47,944)
Sol in relation to US Dollar	10	(113,511)	(87,226)	(101,214)

Currency rate sensibility	Change in Currency Rates	2021	2022	2023
	%	in thousands of Soles
Depreciation
Sol in relation to Boliviano	5	44,220	45,462	40,969
Sol in relation to Boliviano	10	84,421	86,791	78,214
Appreciation
Sol in relation to Boliviano	5	(48,875)	(50,247)	(45,282)
Sol in relation to Boliviano	10	(103,181)	(106,078)	(95,595)

Currency rate sensibility	Change in Currency Rates	2021	2022	2023
	%	in thousands of Soles
Depreciation
Sol in relation to Colombian Peso	5	29,933	26,984	45,804
Sol in relation to Colombian Peso	10	57,145	51,515	87,444
Appreciation
Sol in relation to Colombian Peso	5	(33,084)	(29,825)	(50,626)
Sol in relation to Colombian Peso	10	(69,844)	(62,963)	(106,876)

Currency rate sensibility	Change in Currency Rates	2021	2022	2023
	%	in thousands of Soles
Depreciation
Sol in relation to Chilean Peso	5	14,494	16,571	18,136
Sol in relation to Chilean Peso	10	27,671	31,636	34,624
Appreciation
Sol in relation to Chilean Peso	5	(16,020)	(18,316)	(20,046)
Sol in relation to Chilean Peso	10	(33,820)	(38,667)	(42,318)

Liquidity Risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they are due and to replace funds when they are withdrawn. In this sense, a company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

For further information about liquidity risk management, please refer to ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.B Liquidity and Capital Resources - (3) Liquidity Risk

d) Model Risk

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The main sources of this risk are deficiencies in data, errors in the model (from design to implementation) or wrongful use of the model.

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

e) Risk in Insurance Activity and Operational Risk

Both our operational risk, which measures the probability of loss of the business operations, and our insurance activity risk, which measures the real cost of claims and benefit payments and the timing thereof, are important for the Group’s risk management. How we identify, evaluate, measure, treat and control operational risk and insurance activity risk is defined and explained in the following notes to our audited consolidated financial statements: 30.5 Operational risk and 30.9 Risk of the insurance activity.

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

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2023. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

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

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections about the effectiveness of our internal controls are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in compliance with policies or procedure.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework set forth by the COSO in Internal Control-Integrated Framework. Based on this assessment, our management identified no material weakness in our internal control over financial reporting and believed that, as of December 31, 2023, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner, as required by COSO.

The effectiveness of the entity’s internal control over financial reporting as of December 31, 2023, has been audited by Tanaka, Valdivia y Asociados SCRL located in Lima, Peru with PCAOB ID 1315, an independent registered public accounting firm, member of Ernst & Young Global (EY) which report is included on page F-2 of this annual report.

15. C	Attestation Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Credicorp Ltd. and subsidiaries internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). In our opinion, Credicorp Ltd. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position as of December 31, 2023, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for year then ended, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 24, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

/S/ Tanaka, Valdivia & Asociados S. Civil de R.L.
A member practice of Ernst & Young Global Limited

Lima, Peru
April 24, 2024

15.D	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At the Annual General Meeting of Shareholders held on March 27, 2023, shareholders elected the members of the Board of Directors of Credicorp as discussed in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6. A Directors and Senior Management”. Furthermore, our Board of Directors, at its meeting held on April 27, 2023, appointed the following members to the Audit Committee: Ms. Patricia Lizarraga Guthertz (independent, chairwoman of the Audit Committee since June 2020), Ms. Maria Teresa Aranzabal Harreguy (independent, member of the Audit Committee) and Ms. Nuria Aliño Pérez (independent, member of the Audit Committee since April 27, 2023). Mr. Jose Raimundo Morales Dasso, former Chairman of the Audit Committee, has been appointed as Advisor of the Audit Committee.

Ms. Lizarraga, Ms. Aranzabal and Ms. Aliño are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of the NYSE Listed Company Manual.

Ms. Lizarraga, our Audit Committee Financial Expert as determined by the Board of Directors, is Director of BCP Stand-alone and Credicorp Ltd. Ms. Lizarraga is an experienced Wall Street executive with over 25 years of experience working in international mergers and acquisitions, capital markets, private equity, and valuation experience. She is the founder and CEO of Hypatia Capital Group and a major shareholder of the family group Grupo del Ande. Ms. Lizarraga’s Board experience includes serving as both President of the Board and Chairman of the Audit Committee of non-profit organizations, as well as serving on the board of a private company. She served as President of the Privatization Committee of Toll Roads of Peru. Ms. Lizarraga received her Bachelor of Arts degree from Yale University and her MBA from Harvard Business School.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics (Código de Ética) that applies to our Board of Directors and to our CEO, our chief financial officer, and our other principal executive officers, as well as to all of our other employees. In addition, we have adopted a code of ethics for professionals with financial responsibility (Código de Ética Para Profesionales con Responsabilidad Financiera) that applies to employees with financial management responsibilities. Our code of ethics and code of ethics for professionals with financial responsibility are available on the corporate governance section of our web site at https://grupocredicorp.com/ or at https://credicorp.gcs-web.com/corporate-governance/corporate-governance-documents (in English).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee must approve all the services that the independent external auditor provides as part of its responsibility to supervise the internal auditor’s work. The Audit Committee provides two types of approvals as set forth below:

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

(2)
The Audit Committee also grants “specific approval” on a case-by-case basis for services that do not obtain general approval. All the services that are not granted general approval need specific approval from the Audit Committee before any agreement is signed with the independent external auditor to provide such services. Any service that exceeds approved costs or budgets will need specific approval from the Audit Committee. The Audit Committee has set a limit on all tax and other fees, which cannot be greater than 35% of total auditor’s fees during a fiscal year. The Audit Committee may change this limit based upon our corporate needs and the complexity of the service provided by the independent external auditor. When considering granting any type of approval, the Audit Committee considers whether the requested services are consistent with the SEC’s rules regarding the independence of the independent external auditor.

As necessary, the Audit Committee supervises the execution of services provided by the independent external auditor. It approves, when necessary, any modification to the terms, conditions, fees, and extent of the audit services. The Audit Committee may give a general approval for other audit services where the independent external auditor is in the best position to provide those services. Such services typically include audit services required by regulations, financial audits for our subsidiaries or affiliates, and services associated with the presentation of documents to the SEC or other documents published in connection with the trading of our shares.

The Audit Committee may grant a general approval to audit-related services if the committee believes that these services will not negatively affect the integrity of the independent external auditor and are consistent with SEC rules.

Consistent with SEC rules, the Audit Committee requires that all tax services provided by the independent external auditor be subject to its approval. The Audit Committee may grant a specific approval for other services provided by the independent external auditor as long as they do not impair the independence of the independent external auditor and are permissible under SEC rules.

The Audit Committee, at its meeting held on April 26, 2022, decided to initiate a selection process to select the external auditor of Credicorp for fiscal years 2023 to 2027. The process had two stages: the first stage involved inviting the four most prestigious international audit firms to present their work plans, methodology and preliminary teams of professionals, followed by the second stage where the two best firms from the first stage presented their detailed audit strategy, work team, scope of the audit and costs in greater detail. The firms KPMG International Limited, Deloitte, PricewaterhouseCoopers and Ernst & Young LLP (EY) were invited to the first stage, held on June 20, 2022. The second stage was held at the Committee session on August 23, 2022. Based on the presentations, working documents, consultations and comparative analyses, the Audit Committee decided at its meeting held on September 27, 2022, to select Tanaka, Valdivia y Asociados SCRL, a member firm of Ernst & Young Global (EY) as Credicorp’s external auditor for fiscal years 2023 to 2027, subject to the firm’s performance, which will be evaluated at the end of each year during its appointment and the recommendation to the Board of Directors for its appointment.

At the Annual General Meeting of Shareholders held on March 27, 2023, the shareholders of Credicorp approved the designation of Tanaka, Valdivia y Asociados SCRL a member of EY Global, to act as independent external auditors of Credicorp and subsidiaries for the fiscal year 2023 and authorized our Board of Directors to delegate the approval of the independent external auditor’s annual fees to its Audit Committee.

The following table sets forth the agreed fees for our independent external auditors, Gaveglio, Aparicio y Asociados S.C.R.L. for 2021 and 2022 and Tanaka, Valdivia y Asociados S.C.R.L. for 2023 in connection with the audit of our financial statements, assurance and related services, tax compliance, tax advisory and tax planning services and other services.

	Year-end December 31,
	2021	2022	2023
	(in thousands of Soles)
Audit	23,775	25,177	18,423
Audit Related Fees	849	581	705
Tax	663	724	2,261
All Other	244	62	618
Total	25,531	26,544	22,007

Audit Fees

Audit and audit related fees correspond to audit services performed (i) reviewing the consolidated financial statements of Credicorp and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include the audit work in connection with reviews of interim financial information. During 2023 and 2022, the Audit Committee approved all fees and there were no services approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The agreed audit and audit related fees for Gaveglio, Aparicio y Asociados S.C.R.L. amounted to S/25.7 million in 2022 and for Tanaka, Valdivia y Asociados S.C.R.L. decreased to S/19.1 million in 2023.

Audit-Related Fees

Audit-related fees correspond to the total fees billed by Gaveglio, Aparicio y Asociados S.C.R.L. and Tanaka, Valdivia y Asociados S.C.R.L. for services related to the performance of the audit or review of Credicorp’s financial statements and are not reported under “audit fees”. This line item includes services such as attestation reports for our subsidiaries as required by statute or regulations. As of December 31, 2021, 2022 and 2023 correspond mainly to the BCP offering memorandum.

Tax Fees

Tax fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and which principally consist of tax compliance and advisory services approved by the Audit Committee.

The agreed tax fees for Gaveglio, Aparicio y Asociados S.C.R.L. and Tanaka, Valdivia y Asociados S.C.R.L. amount to S/0.7 million for 2022 and S/2.3 million for 2023 respectively. The increase in tax fees in 2023 with respect to 2022 was mainly due to fees from Grupo Crédito, Prima AFP, Pacífico, BCP for increased tax advisory and consulting services.

Tax services and other services rendered during 2023 by Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada and related companies correspond mostly to services that were rendered in previous years and that have not been included in the figures presented in 2022 and 2021, since in those years only fees for services rendered by Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada were included.

All Other Fees

In 2023, other fees were mainly related to fees for migration services and financial due diligence. In 2022, the other fees were mainly related to the Purchase Price Allocation review for business combination to Tenpo. In 2021, the other fees were mainly related to the review of accounting hedges to Credicorp Ltd, advice on economic substance to CCR Inc. and review of the design and operational effectiveness of the controls of Credicorp Capital S.A. Corredores de Bolsa.

Audit fees corresponding to “Taxes” and “All other” paid in 2021, 2022, and 2023 were subject to the 35% limit described under “Audit Committee Pre-Approval Policies and Procedures” above.

All other fees agreed for Tanaka, Valdivia y Asociados S.C.R.L. amounted to S/0.6 million for 2023. All other fees agreed for Gaveglio, Aparicio y Asociados S.C.R.L. amounted to S/0.062 million for 2022 and S/0.2 million for 2021.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2023, purchases of our common shares were made in open market operations on behalf of our clients.

In addition, we and our affiliated purchasers repurchased common shares for our 2023 long-term retention plan for certain employees, as explained in Note 16 to the consolidated financial statements. The following table sets forth, for each month in 2023 in which such repurchases occurred, the total number of shares purchased, and the average price paid per share. None of the repurchased shares were purchased as part of publicly announced plans or programs.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
March 2023	163,067	US$137.82	-	-
(1) Shares repurchased in open-market transactions.

In March 2023 163,067 shares were repurchased in open market operations at an average price paid per share of US$137.82. None of the repurchased shares were acquired as part of publicly announced plans or programs.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As previously disclosed in our current report, Credicorp’s Board of Directors in accordance with the proposal of the Audit Committee, approved on February 23, 2023, the appointment of Tanaka, Valdivia y Asociados SCRL, a member firm of Ernst & Young Global (EY), as our independent auditor, to replace Gaveglio, Aparicio y Asociados S.C.R.L., a member firm of PricewaterhouseCoopers International Limited, who acted as our independent auditor for the fiscal years ended from 2015 to 2022.

On September 27, 2022 the Audit Committee agreed to recommend Tanaka, Valdivia y Asociados SCRL as the independent auditor for a period of five years starting on January 1, 2023 and ending on December 31, 2027. The Board of Directors’ continued support of Tanaka, Valdivia y Asociados SCRL as our independent auditor during this term is subject to satisfactory performance by the firm, which will be evaluated at the end of each year during its appointment. The selection process included affiliates of KPMG International Limited, Deloitte, PricewaterhouseCoopers and Ernst & Young LLP (EY).

Gaveglio, Aparicio y Asociados S.C.R.L.’s reports on the financial statements of Credicorp Ltd. and its subsidiaries for the periods ended as of December 31, 2021 and December 31, 2022 (restated due to the initial implementation of IFRS 17) did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, in connection with the audit of the financial statements of Credicorp Ltd. and its subsidiaries for the periods ended December 31, 2021 and December 31, 2022 (restated due to the initial implementation of IFRS 17), there were no disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions with Gaveglio, Aparicio y Asociados S.C.R.L. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Gaveglio, Aparicio y Asociados S.C.R.L., would have caused them to make reference in connection with their reports to the subject matter of the disagreements.

There were no reportable events, as defined in Item 16F(a)(1)(v) of Form 20-F, in connection with the Gaveglio, Aparicio y Asociados S.C.R.L. audit of the financial statements of Credicorp Ltd. and its subsidiaries for the fiscal periods ended December 31, 2021 and December 31, 2022 (restated due to the initial implementation of IFRS 17).

We have provided Gaveglio, Aparicio y Asociados S.C.R.L. with a copy of the disclosures made in this Item 16F, and we have requested that Gaveglio, Aparicio y Asociados S.C.R.L. furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of this letter is included herewith as Exhibit 16.1.

ITEM 16G.	CORPORATE GOVERNANCE

16 G.A	The New York Stock Exchange – Corporate Governance

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

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the Board of Directors must be “Independent Directors”, as defined by the NYSE.	Credicorp is not required under Bermuda law to maintain a Board of Directors with a majority being Independent Directors. As of December 31, 2023, five Directors out of nine are independent.
303A.02
A Director cannot be “independent” unless the Board of Directors affirmatively determines that the Director has no material relationship with the listed company. In affirmatively determining the independence of any Director who will serve on the compensation committee of the listed company’s Board of Directors, the Board of Directors must consider all factors specifically relevant to determining whether a Director has a relationship with the listed company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

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

(iii)         is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company

(iv)         has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than Director and committee fees and pension or other forms of deferred compensation for prior service.

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

(ii)       Not being or having been, in the last three years, a Director or employee of a company holding ≥5% interest in Credicorp. This criterion shall not apply to Directors with an independent status in Credicorp and/or subsidiaries.

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

(vii)      Not having received, and any Relatives not having received, from Credicorp and/or subsidiaries any compensation >$120,000 over a period of 12 months during the last three years, excluding Directors’ fees and revenue from investments in financial instruments (bonds, shares, term deposits, among others) of Credicorp and/or subsidiaries.

(viii)      Not being or having been an employee or partner of the auditing firm of Credicorp and/or subsidiaries in the last three years.

(ix)      Not being a Relative of shareholders with ≥5% interest in Credicorp, or of members of the Board of Directors or the Senior Management of Credicorp.

(x)         Not acting as an Independent Director in >5 Boards of Directors of companies entered in the Securities Market Public Registry (RMPV), excluding Boards of Directors of Credicorp and/or subsidiaries.

(xi)      Not being or having been an Independent Director for over 10 continuous or alternate years during the last 15 years with Credicorp and/or subsidiaries.

(xii)     The Board of Directors shall be entitled to determine the Independence of a Director in situations calling for interpretation or which have not been contemplated in this document.

Definitions
Senior Management: is made up of the following roles:

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices

(i)           Executive Chairman

(ii)          Chief Executive Officer

(iii)         Chief Operating Officer

(iv)       Managers in charge of the four Business Units (Universal Banking, Microfinance, Insurance and Retirement, and Investment Management and Advisory)

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

− the Compensation and Nominations Committee (current name after being known under the name “Compensations Committee” before it merged with the “Nominations Committee” in June 2020) shall consist of no less than three Directors, at least two of them must be independent and one should be a woman. It will be chaired by one of the independent Directors, and

− the Sustainability Committee must be composed of at least three Directors of Credicorp, at least two of whom must be independent (as determined by Credicorp) and one should be a woman. Additionally, the Board of Directors may incorporate as a member one or more Directors of subsidiaries of the Corporation. The chairman of the Board may not be part of the committee.
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
303A.09
Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements: director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director compensation, director orientation and continuing education, management succession, and annual performance evaluation of the board.
Also, listed companies must make the corporate governance guidelines available on or through their website.

Credicorp has adopted a set of corporate governance guidelines. Credicorp has policies that regulate the criteria for the selection of directors as well as independence qualification standards, director’s responsibilities and duties, the director’s right to access, as necessary and appropriate, to independent advisors, director orientation and continuing education, management succession, and annual performance evaluation of the board.

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

In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

As a NYSE-listed company, Credicorp must submit an executed written affirmation annually to the NYSE, and its CEO must promptly notify the NYSE in writing after any executive officer of Credicorp becomes aware of any non-compliance with any applicable provisions of Section 303A. There is no similar requirement under Bermuda law.

303A.14
Each listed company must adopt and comply with a written recovery policy providing that it will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that it is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws.

In accordance with Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the NYSE Listed Company Manual, the Board of Directors of Credicorp approved a Clawback Policy, which is effective as of December 1, 2023.

Under the Clawback Policy, in the event of an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. securities laws, the Company is required to recover from executive officers of the Company and its subsidiaries incentive compensation paid to executive officers in any form that the executive officers would not have been entitled to receive based on the restated amounts.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
314.00
A company’s audit committee or another independent body of the board of directors, shall conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and will prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders.

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

Transactions between the Credicorp companies and those related to Credicorp that exceed US$1 million must have the approval of the Board of Directors involved or the body to which this Board has delegated the responsibility.

Transactions between Credicorp companies and between Credicorp companies and their employees conducted under the normal course of its operations, at market prices and values, or in substantially similar terms to those with third parties, and that do not imply a higher collectability risk and do not present any additional unfavorable terms for Credicorp, are exempted from this requirement. These transactions are considered pre-approved by Credicorp’s Board of Directors and may be reported to the Sustainability Committee in order to ensure good practices and detect potential conflicts of interest.

16G.B	Bermuda law – Corporate Governance

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

16G.C	Peruvian Law – Corporate Governance

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

The effective integration of cybersecurity processes into risk management is a strategic imperative for financial institutions in an increasingly digital and threatening environment. For Credicorp, this integration is not only a matter of regulatory compliance, but also an essential measure to protect assets, reputation and client trust. By proactively addressing cybersecurity challenges, organizations within the group strengthen their resilience and maintain a strong competitive position in the marketplace. Integrating cybersecurity processes into risk management involves a synergy among the identification, assessment, mitigation and monitoring of operational, fraud and cybersecurity risks. This requires a holistic approach that encompasses people, policies, procedures, technologies and a risk management-oriented organizational culture.

We have previously experienced cybersecurity incidents, from time to time. These incidents have not materially affected our business strategy, results of operations or financial condition. We are not currently aware of any cybersecurity incidents that would have a material effect on our business strategy, results of operations or financial condition.

We aim to enable our business strategy by creating a cyber-resilient organization that protects our products and services and honors the trust our customers have given us. Our organization operates under a three-lines-of-defense model. The first line of defense is responsible for managing risks on a daily basis, including designing and implementing controls to mitigate risks. The second line of defense is responsible for developing the strategy, governance, and cybersecurity program, as well as challenging and providing oversight to the first line of defense. The third line of defense operates with independence and evaluates the processes and functions of both the first and second lines of defense.

We have adopted the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF) as the basis for our cyber framework and established our cybersecurity program to address evolving threats, dedicating significant resources to implement and maintain processes and controls to manage cybersecurity risk within our appetite. With the use of other frameworks as Cibersecurity Assesment Tool from FFIEC, OWASP Mobile & Application Security Standard, MITRE ATT&CK, among other, we have developed our “Robust Cybersecurity Framework” which is being deployed in our main subsidiaries.

We believe we have implemented robust governance, with clear roles and responsibilities, committees, policies and procedures to ensure appropriate prevention, detection and response to incidents as well as continuous improvement of the program. Cybersecurity risk is overseen by the Board’s Risk Committee. Our Appetite Dashboard (Tablero de Apetito) incorporates a set of cybersecurity risk appetite metrics, which are monitored on a monthly basis. Any deviation from our appetite is reported to the Risk Committee, including action plans to resolve said deviation. In addition, periodic updates regarding our cybersecurity program and any cybersecurity incident or threat are also reported to the Risk Committee, the Audit Committee or the Board, as required. These reports are consolidated by our CISO team, include the contributions of first- and second-line teams from the individual companies as required, and are delivered to the Board and relevant committees by our CISO. By taking a proactive and collaborative approach, and by staying abreast of industry best practices and regulatory requirements, the Board, the Risk Committee and the Audit Committee play a key role in protecting the organization’s assets and reputation in an increasingly challenging cybersecurity environment.

Given the new SEC rules regarding the disclosure of material cybersecurity incidents, our Risk Committee has approved and put in place criteria to determine the materiality of cybersecurity incidents. Such criteria include financial, business continuity, reputational and legal impacts, as well as an additional detailed review by a committee formed by our Chief Financial Officer (CFO), Chief Risk Officer (CRO) and Corporate Legal Counsel.

Governance

In terms of personnel, our Chief Information Security Officer (the “CISO”) is the main leader of the cybersecurity team at the corporate level and the CISO’s responsibilities include defining a comprehensive cybersecurity strategy aligned with the business and regulatory objectives affecting any of Credicorp’s subsidiaries; providing guidance and advice to senior management on cybersecurity, risk and compliance issues; coordinating responses and decision making with respect to major security crises; and acting as a focal point for communication with internal and external stakeholders, including regulators and government agencies to ensure compliance with regulations and other relevant standards, such as the preparation of periodic reports and audits. She has more than 20 years of professional experience in financial services, most of them in technology and information security areas acting as first, second and third line of defense positions in Latin America. Credicorp has a team of more than 500 internal cybersecurity and IT security professionals and also works with external cybersecurity service providers for specific endeavors. They are responsible for protecting technology infrastructure, sensitive data and business operations against cyber threats.

We have established a crisis management structure and a cross-functional crisis management team, with defined protocols for different scenarios and periodic table-top exercises to ensure that an up-to-date and adequate response is readily available for any potential future incident.

In addition, our employees have a role to play in protecting Credicorp from cybersecurity threats and therefore receive periodic mandatory training on cybersecurity-related topics, including phishing exercises.

The hiring of specialized cybersecurity consultants and auditors is part of our risk management strategy and follows a rigorous evaluation process. They work closely with our internal team in different areas of our program, such as executing penetration tests, managing table-top exercises or evaluating our cybersecurity maturity level.

Monitoring and identifying risks related to external providers represent a critical part of our cybersecurity strategy. Given the interconnectedness and reliance on external services, robust mechanisms are implemented to assess and mitigate risks associated with third-party service providers.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Credicorp Consolidated Financial Statements and the report of the independent public accounting firm in connection therewith are filed as part of this Annual Report on Form 20-F, as noted below:

Page
Report of Independent Registered Public Accounting Firm

Consolidated financial statements

Consolidated statements of financial position	F-6
Consolidated statements of income	F-7-F-8
Consolidated statements of comprehensive income	F-9
Consolidated statements of changes in equity	F-10-F-11
Consolidated statements of cash flows	F-12-F-15
Notes to consolidated financial statements	F-16-F-176

ITEM 19.	EXHIBITS

•	Index to Exhibits

1.1	Bye-laws of Credicorp Ltd. incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F dated April 28, 2021

1.2	Memorandum of Association of Credicorp Ltd. incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated May 29, 2020

2.1	Description of Securities incorporated herein by reference to Exhibit 2.1 to Credicorp’s Annual Report on Form 20-F dated April 28, 2021

2.2	Indenture among Credicorp Ltd., as issuer, The Bank of New York Mellon, as Trustee, Paying Agent and Registrar, (undertaking to furnish upon request)

8.	List of Subsidiaries incorporated herein by reference to Exhibit 8 to Credicorp’s Annual Report on Form 20-F dated April 28, 2021

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

16.1	Letter from Gaveglio, Aparicio y Asociados S.C.R.L. to the Securities and Exchange Commission, dated April 18, 2024

97.1	Credicorp LTD. Clawback Policy. Adopted on October 26, 2023

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ CESAR RIOS
Name:	Cesar Rios
Tittle:	Chief Financial Officer
Dated: April 24, 2024

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 (RESTATED)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 (RESTATED)

US$	= United States dollar
S/	= Peruvian sol
Bs	= Bolivian boliviano
$	= Colombian peso
¥	= Japanese yen

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Credicorp Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Credicorp Ltd. and subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operation and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report date on April 24, 2024 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in notes 1 and 3(b) to the accompanying consolidated financial statements, the Company adopted IFRS 17 ‘Insurance Contracts’ on January 1, 2023 with an effective date of January 1, 2022.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected credit loss on loan portfolio

Description of the matter

At December 31, 2023, the balance of the allowance for loan losses is S/8,278 million, as disclosed in note 7 to the consolidated financial statements. Notes 3(j) and 30.1 also provide disclosures in respect of the foregoing. As disclosed in the consolidated financials statements, the allowance for loan losses was calculated using an expected credit loss (ECL) model. The ECL model utilizes the probability of default (PD) as a key assumption.

Auditing the allowance for loan losses was complex and required the application of signficant auditor effort in evaluating management’s calculation due to the inherent complexity related to the PD assumption; including the forward-looking forecasts for multiple economic scenarios including their probability weighting. The ECL is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of the allowance for loan losses.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the allowance for loan losses. The controls we tested related, among others, to the significant assumptions described above, which included controls over the calculation of PD, including the data inputs used and the governance and oversight controls over the review of the overall ECL.

Our audit procedures, in which we involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained, included, among others, assessing whether the methodology and assumptions used to estimate ECL were consistent with the requirements of IFRS 9. We also performed an independent allowance for loan losses recalculation for a sample of the loans portfolio, with emphasis in the PD due to its relevance in the ECL measurement and assess certain of management’s forward-looking assumptions for PD to publicly available information from third party sources. We also assessed the adequacy of the related financial statement disclosures.

Valuation of liabilities for life insurance contracts under the general measurement model

Description of the matter

At December 31, 2023, the balance of the liabilities for life insurance contracts under the general measurement model is S/8,696 million, as disclosed in note 8 to the consolidated financial statements. Notes 3(f) and 30.9 also provide disclosures in respect of the foregoing. The determination of liabilities for life insurance contracts under the general measurement model is calculated as the sum of the projections of cash inflows and outflows related to each portfolio of insurance contracts considering their probability of occurrence, and all cash flows that are within the contract limit are included, computed on the basis of current mortality tables and current discount interest rates and using key actuarial economic assumptions.

Auditing the liabilities for life insurance contracts under the general measurement model was complex and required the application of significant auditor judgment due to the complexity of the actuarial models, the selection and use of judgmental assumptions and the interrelationship of these variables in measuring the liabilities for life insurance contracts. Changes in these assumptions, particulary in the discount interest rate, could have material effects on the liabilities for life insurance contracts under the general measurement model.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, related to the liabilities for life insurance contracts under the general measurement model. The controls we tested related to, among others, the governance and oversight controls over the review of the actuarial models, the assumptions, and the data inputs used.

To test the liabilities for life insurance contracts under the general measurement model, our audit procedures, in which we involved our actuarial specialists to assist in evaluating the audit evidence obtained, included, among others, the evaluation of the methodology, actuarial models and assumptions used by the Company to value life insurance contract liabilities in accordance with IFRS 17. We also assesed the completeness and accuracy of the underlying data used and the discount interest rate in the valuation of the liablities for life insurance contracts. Our actuarial specialists also performed an independent recalculation for a sample of the liabilities for life insurance contracts, including the evaluation of the discount interest rate. We also assessed the adequacy of the related financial statement disclosures.

/S/ Tanaka, Valdivia & Asociados S. Civil de R.L.
A member practice of Ernst & Young Global Limited
We have served as the Company’s auditor since 2023
Lima, Peru
April 24, 2024

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Credicorp Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Credicorp Ltd. and subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of income, comprehensive income, changes in net equity and cash flows for each of the two years in the period ended December 31,2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31,2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3(b) to the consolidated financial statements, the Company changed the manner in which it accounts for insurance contracts in 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Gaveglio, Aparicio y Asociados S.C.R.L.
Lima, Peru
April 25, 2023, except for the effects of the restatement discussed in Note 3(b) to the consolidated financial statements, as to which the date is April 24, 2024.
Countersigned by
___________________________________ (partner)
/S/ Gustavo Villafana
Peruvian Certified Public Accountant Registration No. 46192

We have served as the Company’s auditor from 2015 to 2023.

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023, 2022 (RESTATED) AND JANUARY 01, 2022 (RESTATED)

	Note	As of December 31, 2023	As of December 31, 2022 (Restated) (*)	As of January 01,2022 (Restated) (*)
		S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		7,952,371	7,286,624	6,925,332
Interest-bearing		25,978,577	26,897,216	32,395,408
	4	33,930,948	34,183,840	39,320,740

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	1,410,647	1,101,856	1,766,948

Investments:
At fair value through profit or loss	6(a)	4,982,661	4,199,334	5,928,538

At fair value through other comprehensive income		32,774,078	29,678,061	34,440,091
At fair value through other comprehensive income pledged as collateral		4,269,862	1,108,100	318,352
	6(b)	37,043,940	30,786,161	34,758,443

Amortized cost		7,924,830	6,905,201	4,411,592
Amortized cost pledged as collateral		2,264,097	3,540,528	3,853,967
	6(c)	10,188,927	10,445,729	8,265,559
Loans:	7
Loans		144,976,051	148,626,374	147,597,412
Allowance for loan losses		(8,277,916)	(7,872,402)	(8,477,308)
		136,698,135	140,753,972	139,120,104

Financial assets designated at fair value through profit or loss		810,932	768,801	987,082
Reinsurance contract assets	8(a)	872,046	744,008	812,466
Property, furniture and equipment, net	9	1,357,525	1,281,098	1,308,779
Due from customers on banker’s acceptances	7(b)	412,401	699,678	532,404
Intangible assets and goodwill, net	10	3,225,499	2,899,429	2,710,080
Right-of-use assets, net	11(a)	499,715	543,833	586,417
Deferred tax assets, net	17(c)	1,182,195	1,134,747	1,146,468
Other assets	12	6,224,617	5,871,671	6,199,844
Total assets		238,840,188	235,414,157	243,443,872

Liabilities

Deposits and obligations:
Non-interest-bearing		42,234,498	43,346,151	51,851,206
Interest-bearing		105,470,496	103,674,636	97,745,339
	13(a)	147,704,994	147,020,787	149,596,545

Payables from repurchase agreements and securities lending	5(b)	10,168,427	12,966,725	22,013,866
Due to banks and correspondents	14(a)	12,278,681	8,937,411	7,212,946
Due from customers on banker’s acceptances	3(o)	412,401	699,678	532,404
Lease liabilities	11(b)	512,579	578,074	655,294
Financial liabilities at fair value through profit or loss	3(z)	641,915	191,010	337,909
Insurance contract liability	8(b)	12,318,133	11,154,008	11,920,974
Bonds and notes issued	15	14,594,785	17,007,194	17,823,146
Deferred tax liabilities, net	17(c)	107,517	75,005	74,167
Other liabilities	12	6,993,691	7,189,052	6,444,097

Total liabilities		205,733,123	205,818,944	216,611,348

Equity	16

Equity attributable to Credicorp’s equity holders:

Capital stock		1,318,993	1,318,993	1,318,993
Treasury stock		(208,033)	(207,518)	(207,534)
Capital surplus		228,239	231,556	228,853
Reserves and others		26,548,361	23,383,454	21,768,421
Retained earnings		4,572,444	4,277,159	3,183,119
		32,460,004	29,003,644	26,291,852

Non-controlling interest		647,061	591,569	540,672

Total equity		33,107,065	29,595,213	26,832,524

Total liabilities and equity		238,840,188	235,414,157	243,443,872

(*) See note 3(b).

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 (RESTATED) AND 2021

	Note	2023	2022 (Restated)	2021
		S/(000)	S/(000)	S/(000)

Interest and similar income	19	18,798,495	15,011,282	11,850,406
Interest and similar expenses	19	(5,860,523)	(3,919,664)	(2,490,802)
Net interest, similar income and expenses		12,937,972	11,091,618	9,359,604

Provision for gross credit losses on loan portfolio	7(c)	(3,957,143)	(2,158,555)	(1,558,951)
Recoveries of written-off loans		334,798	347,017	346,728
Provision for credit losses on loan portfolio, net of recoveries		(3,622,345)	(1,811,538)	(1,212,223)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		9,315,627	9,280,080	8,147,381

Other income
Commissions and fees	20	3,804,459	3,642,857	3,493,734
Net gain on foreign exchange transactions		886,126	1,084,151	922,917
Net gain on securities	21	425,144	5,468	28,650
Net gain on derivatives held for trading		53,665	65,187	221,064
Exchange difference result		45,778	387	(3,215)
Others	25	440,653	268,046	266,567
Total other income		5,655,825	5,066,096	4,929,717

Technical result of insurance
Insurance service result	22(a)	1,602,421	1,302,347	–
Underwriting result	22(a)	(391,321)	(460,899)	–
Net premiums earned	22(g)	-	-	2,671,530
Net claims incurred for life, general and health insurance contracts	22(h)	-	-	(2,341,917)
Acquisition cost		-	-	(333,334)
Total technical result of insurance		1,211,100	841,448	(3,721)

Other expenses
Salaries and employee benefits	23	(4,265,453)	(3,902,161)	(3,668,476)
Administrative expenses	24	(3,803,203)	(3,414,065)	(2,953,717)
Depreciation and amortization	9 and 10(a)	(511,174)	(485,207)	(521,967)
Impairment loss on goodwill	10(b)	(71,959)	–	–
Depreciation for right-of-use assets	11(a)	(147,833)	(151,282)	(161,287)
Others	25	(534,601)	(364,298)	(435,114)
Total other expenses		(9,334,223)	(8,317,013)	(7,740,561)

CONSOLIDATED STATEMENT OF INCOME (continued)

	Note	2023	2022 (Restated)	2021
		S/(000)	S/(000)	S/(000)

Net result before income tax		6,848,329	6,870,611	5,332,816
Income tax	17(b)	(1,888,451)	(2,110,501)	(1,660,987)
Net result after income tax		4,959,878	4,760,110	3,671,829

Attributable to:
Credicorp’s equity holders		4,865,540	4,647,818	3,584,582
Non-controlling interest		94,338	112,292	87,247
		4,959,878	4,760,110	3,671,829

Net basic and dilutive earnings per share attributable to Credicorp’s equity holders (in soles):

Basic	26	61.22	58.44	45.09
Diluted	26	61.08	58.32	44.99

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 (RESTATED) AND 2021

		2023	2022 (Restated)	2021
		S/(000)	S/(000)	S/(000)

Net profit for the year		4,959,878	4,760,110	3,671,829
Other comprehensive income:

To be reclassified to profit or loss in subsequent periods:

Net Gain (loss) on investments at fair value through other comprehensive income	16(d)	1,334,943	(1,614,053)	(2,491,907)
Income tax	16(d)	(58,489)	82,459	52,086
		1,276,454	(1,531,594)	(2,439,821)

Net movement of cash flow hedge reserves	16(d)	(17,443)	1,246	58,586
Income tax	16(d)	5,104	(158)	(16,834)
		(12,339)	1,088	41,752

Other reserves	16(d)	(762,811)	1,144,140	769,291
Income tax	16(d)	–	–	(26,846)
		(762,811)	1,144,140	742,445

Exchange differences on translation of foreign operations	16(d)	73,464	(302,083)	161,168
Net movement in hedges of net investments in foreign businesses	16(d)	18,950	39,587	(57,319)
		92,414	(262,496)	103,849

Total		593,718	(648,862)	(1,551,775)

Not to be reclassified to profit or loss in subsequent periods:

Net loss on equity instruments designated at fair value through other comprehensive income	16(d)	(8,329)	(38,563)	(113,686)
Income tax	16(d)	(3,791)	2,109	5,402
Total		(12,120)	(36,454)	(108,284)

Total other comprehensive income	16(d)	581,598	(685,316)	(1,660,059)

Total comprehensive income for the year, net of income tax		5,541,476	4,074,794	2,011,770

Attributable to:
Credicorp’s equity holders		5,437,495	3,967,497	1,954,586
Non-controlling interest		103,981	107,297	57,184
		5,541,476	4,074,794	2,011,770

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 (RESTATED) AND 2021

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves and others	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2021	1,318,993	(204,326)	(4,107)	192,625	21,429,635	315,202	2,256,531	(41,102)	(892,598)	227,865	347,152	24,945,870	499,777	25,445,647
Changes in equity in 2021 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	3,584,582	3,584,582	87,247	3,671,829
Other comprehensive income, Note 16(d)	–	–	–	–	–	(108,317)	(2,399,931)	40,829	733,932	103,491	–	(1,629,996)	(30,063)	(1,660,059)
Total comprehensive income	–	–	–	–	–	(108,317)	(2,399,931)	40,829	733,932	103,491	3,584,582	1,954,586	57,184	2,011,770
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	346,994	–	–	–	–	–	(346,994)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	(398,808)	–	–	–	–	–	–	(398,808)	–	(398,808)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(4,156)	(4,156)
Additional dividends	–	–	–	–	–	–	–	–	–	–	–	–	(7,822)	(7,822)
Purchase of treasury stock, Note 16(b)	–	–	(1,369)	(57,538)	–	–	–	–	–	–	–	(58,907)	–	(58,907)
Sale of treasury stocks	–	–	84	3,668	–	–	–	–	–	–	–	3,752	–	3,752
Share-based payment transactions	–	–	2,184	90,098	(13,549)	–	–	–	–	–	–	78,733	–	78,733
Others	–	–	–	–	–	–	–	–	–	–	(28,459)	(28,459)	(4,311)	(32,770)
Balances as of December 31, 2021	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(143,400)	(273)	(158,666)	331,356	3,556,281	26,496,767	540,672	27,037,439

Impact of initial application of IRFS 17, Note 3(b)	–	–	–	–	–	–	–	–	158,666	–	(369,494)	(210,828)	–	(210,828)
Others	–	–	–	–	–	–	3,900	–	–	5,681	(3,668)	5,913	–	5,913
Balances as of January 1, 2022 (restated)	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(139,500)	(273)	–	337,037	3,183,119	26,291,852	540,672	26,832,524
Changes in equity in 2022 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	4,647,818	4,647,818	112,292	4,760,110
Other comprehensive income, Note 16(d)	–	–	–	–	–	(36,477)	(1,516,059)	1,061	1,133,536	(262,382)	–	(680,321)	(4,995)	(685,316)
Total comprehensive income	–	–	–	–	–	(36,477)	(1,516,059)	1,061	1,133,536	(262,382)	4,647,818	3,967,497	107,297	4,074,794
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	2,354,859	–	–	–	–	–	(2,354,859)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	–	–	–	–	–	–	(1,196,422)	(1,196,422)	–	(1,196,422)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(48,577)	(48,577)
Non-controlling interest stock put option, Note 3(k)	–	–	–	–	(42,964)	–	–	–	–	–	–	(42,964)	–	(42,964)
Minority purchase	–	–	–	–	–	–	–	–	–	–	–	–	(5,877)	(5,877)
Purchase of treasury stock, Note 16(b)	–	–	(1,923)	(81,682)	–	–	–	–	–	–	–	(83,605)	–	(83,605)
Sale of treasury stocks	–	–	231	9,718	–	–	–	–	–	–	–	9,949	–	9,949
Share-based payment transactions	–	–	1,708	74,667	(16,541)	–	–	–	–	–	–	59,834	–	59,834
Others	–	–	–	–	–	–	–	–	–	–	(2,497)	(2,497)	(1,946)	(4,443)
Balances as of December 31, 2022 (restated)	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves and others	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of December 31, 2022 - Restated	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213
Changes in equity in 2023 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	4,865,540	4,865,540	94,338	4,959,878
Other comprehensive income, Note 16(d)	–	–	–	–	–	(12,247)	1,258,137	(12,191)	(754,192)	92,448	–	571,955	9,643	581,598
Total comprehensive income	–	–	–	–	–	(12,247)	1,258,137	(12,191)	(754,192)	92,448	4,865,540	5,437,495	103,981	5,541,476
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	2,593,598	–	–	–	–	–	(2,593,598)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	–	–	–	–	–	–	(1,994,037)	(1,994,037)	–	(1,994,037)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(62,051)	(62,051)
Subsidiary acquisition	–	–	–	–	–	–	–	–	–	–	–	–	14,192	14,192
Minority purchase	–	–	–	–	–	–	–	–	–	–	–	–	(1,773)	(1,773)
Purchase of treasury stock, Note 16(b)	–	–	(2,279)	(83,296)	–	–	–	–	–	–	–	(85,575)	–	(85,575)
Sale of treasury stocks	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Share-based payment transactions	–	–	1,764	79,979	(12,225)	–	–	–	–	–	–	69,518	–	69,518
Dividends not collected	–	–	–	–	11,579	–	–	–	–	–	–	11,579	–	11,579
Result from exchange of strategic shares	–	–	–	–	–	–	–	–	–	–	14,425	14,425	–	14,425
Others	–	–	–	–	–	–	–	–	–	–	2,955	2,955	1,143	4,098
Balances as of December 31, 2023	1,318,993	(204,326)	(3,707)	228,239	26,252,578	158,161	(397,422)	(11,403)	379,344	167,103	4,572,444	32,460,004	647,061	33,107,065

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 (RESTATED) AND 2021

	Note	2023	2022 (Restated)	2021
		S/000	S/000	S/000

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		4,959,878	4,760,110	3,671,829

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c)	3,957,143	2,158,555	1,558,951
Depreciation and amortization	9 and 10(a)	511,174	485,207	521,967
Depreciation of right-of-use assets	11(a)	147,833	151,282	161,287
Depreciation of investment properties	12(h)	8,115	7,107	7,302
Provision for sundry risks	12(j)	95,873	43,846	70,824
Deferred (income) tax expense	17(b)	(76,088)	113,063	547,393
Adjustment of technical reserves		–	–	914,852
Net gain on securities	21	(425,144)	(5,468)	(28,650)
Impairment loss on goodwill	10(b)	71,959	–	–
Net Gain on financial assets designated at fair value through profit and loss		–	–	(54,663)
Net gain of trading derivatives		(53,665)	(65,187)	(221,064)
Net Income from sale of property, furniture and equipment	25	(1,654)	(14,979)	(16,083)
Net Loss (net gain) from sale of seized and recovered assets		1,867	(11,355)	(10,684)
Expense for share-based payment transactions	23	83,328	81,679	73,997
Net gain from sale of written-off portfolio	25	(83,515)	(18,712)	(15,700)
Intangible losses due to withdrawals and dismissed projects	25	96,978	25,140	17,630
Others		3,005	28,840	(5,538)
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(1,105,306)	(5,385,064)	(9,636,648)
Investments at fair value through profit or loss		(456,626)	1,575,498	745,156
Investments at fair value through other comprehensive income		(5,164,701)	(460,914)	7,508,131
Cash collateral, reverse repurchase agreements and securities borrowings		(330,448)	622,589	783,010
Sale of written off portfolio		239,599	24,543	24,477
Other assets		520,331	413,307	(294,130)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2023	2022 (Restated)	2021
		S/000	S/000	S/000
Net increase (decrease) in liabilities
Deposits and obligations		2,271,524	(46,199)	2,485,794
Due to Banks and correspondents		3,455,502	1,804,784	1,103,063
Payables from repurchase agreements and securities lending		(2,790,671)	(9,034,940)	(5,935,578)
Bonds and notes issued		(2,213,122)	(298,572)	(90,217)
Short-term and low-value lease payments		(108,357)	(106,356)	(86,417)
Other liabilities		2,604,047	3,107,346	1,303,118
Income tax paid		(2,139,140)	(1,106,572)	(1,130,415)
Net cash flow from operating activities		4,079,719	(1,151,422)	3,972,994

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		53,152	5,373	11,457
Loss from sale of investment property		–	(359)	-
Revenue from sales and reimbursement of investment to amortized cost		1,245,434	1,006,325	590,605
Purchase of property, furniture and equipment	9	(322,371)	(192,700)	(107,790)
Purchase of investment property	12(h)	(37,667)	(87,132)	(12,068)
Purchase of intangible assets	10(a)	(828,803)	(703,670)	(532,244)
Purchase of investment at amortized cost		(1,359,245)	(1,122,802)	(3,677,671)
Acquisition of subsidiaries, net of cash received		(5,564)	–	–
Net cash flows from investing activities		(1,255,064)	(1,094,965)	(3,727,711)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	16(e)	(1,994,037)	(1,196,422)	(398,808)
Dividends paid to non-controlling interest of subsidiaries		(62,051)	(48,577)	(4,156)
Principal payments of leasing contracts		(157,386)	(156,529)	(155,141)
Interest payments of leasing contracts		(25,574)	(25,054)	(27,374)
Purchase of treasury stock	16(b)	(85,575)	(83,605)	(58,907)
Sale of treasury stock		–	9,949	3,752
Acquisition of non-controlling interest		(1,773)	(5,877)	(7,822)
Subordinated bonds		62,044	(94,700)	183,160
Net cash flows from financing activities		(2,264,352)	(1,600,815)	(465,296)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2023	2022 (Restated)	2021
		S/000	S/000	S/000

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		560,303	(3,847,202)	(220,013)
Effect of changes in exchange rate of cash and cash equivalents		(760,651)	(1,325,381)	2,779,791
Cash and cash equivalents at the beginning of the period		34,120,962	39,293,545	36,733,767
Cash and cash equivalents at the end of the period		33,920,614	34,120,962	39,293,545

Additional information from cash flows
Interest received		18,658,791	14,717,523	11,615,448
Interest paid		(5,080,522)	(2,847,538)	(2,230,990)

Transactions that do not represent cash flow
Recognition of lease operations		103,715	108,751	(116,511)
Reclassification from investments at amortized cost to fair value with changes in equity		–	2,232,663	–
Sale option of minor shares of MiBanco Colombia		–	(42,964)	–

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2023	As of January 1, 2023	Received	Paid	Exchange difference	Others	As of December 31, 2023
	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds	5,738,414	284,944	(222,900)	(150,568)	30,230	5,680,120
Lease liabilities	578,074	–	(182,960)	(8,627)	126,092	512,579
	6,316,488	284,944	(405,860)	(159,195)	156,322	6,192,699

		Changes that generate cash flows		Changes that do not generate cash flows
2022	As of January 1, 2022	Received	Paid	Exchange difference	Others	As of December 31, 2022
	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds	6,061,301	–	(94,700)	(253,293)	25,106	5,738,414
Lease liabilities	655,294	–	(181,583)	(14,782)	119,145	578,074
	6,716,595	–	(276,283)	(268,075)	144,251	6,316,488

		Changes that generate cash flows		Changes that do not generate cash flows
2021	As of January 1, 2021	Received	Paid	Exchange difference	Others	As of December 31, 2021
	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds	5,381,323	2,018,216	(1,835,056)	475,132	21,686	6,061,301
Lease liabilities	750,578	–	(182,515)	36,866	50,365	655,294
	6,131,901	2,018,216	(2,017,571)	511,998	72,051	6,716,595

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 (RESTATED)

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

Credicorp, through its banking and non-banking subsidiaries and its associate Pacífico S.A. Entidad Prestadora de Salud (hereinafter Pacífico EPS), offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries (see Note 3 (c)). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Peru.

Credicorp’s legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp’s businesses are managed are located at Calle Centenario N ° 156, La Molina, Lima, Perú.

The consolidated financial statements presented correspond to the financial statement of Credicorp and subsidiaries (hereinafter “the Group”). The consolidated financial statements as of December 31, 2022, and for the year then ended were approved by the Board of Directors on February 23, 2023, and presented to the Annual General Shareholders Meeting on March 27, 2023. The consolidated financial statements as of December 31, 2023, and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 29, 2024, and presented for the Annual General Shareholders Meeting on March 27, 2024.

Due to the adoption of IFRS 17 Insurance Contracts, the Group has restated its consolidated financial statements as of December 31, 2022 and for the year ended on that date, which have been approved on February 29, 2024.

The Company evaluated events or transactions that may have occurred between February 29, 2024 and April 24, 2024 for potential recognition or disclosures. No significant events or transactions were identified and were approved by Management and in the Audit Committee held on April 19, 2024. Further, there are not significant events or transactions between April 19, 2024 and April 24, 2024 that were identified.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers -

The Group has not carried out any significant acquisitions, incorporations, or mergers of companies.

b)	Current situation -

Between the months of December 2022 and December 2023, Peru was affected by political and social events, as well as natural events that affected different regions, as indicated below:

In December 2022, in response to various political events that occurred in Peru, a series of riots and social protests occurred in different regions of the country, which resulted in a decrease in commercial activity in said regions and, therefore, the liquidity restriction in certain people and companies.

On June 8, 2023, the Government declared a State of Emergency for 60 days in certain areas, due to intense rainfall and possible El Niño Phenomenon, a measure that has been extended to date.

As of December 31, 2023, the Bank maintains a balance of rescheduled loans for a total of S/692.6 million of retail loans (S/116.9 million as of December 31, 2022). In the opinion of Management, this situation has not affected the Group’s operations, nor has it generated any significant impact on the financial statements presented as of December 31, 2023 and 2022.

3	MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2023, and 2022, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss, which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of Group, see paragraph (c) below, and values are rounded to thousands of soles, except when otherwise indicated.

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

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio and the estimation of the liability for life insurance contracts under the general measurement model.

Furthermore, other estimates exist, such as: valuation of investments, intangible, impairment of goodwill, expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of derivative financial instruments and deferred income tax. The accounting criteria used for these estimates are described below.

The Group has adopted the following standards and modifications for first time for its annual period that starts on January 1, 2023, as described below:

(i)	IFRS 17 “Insurance contracts” – See note 3(b).

(ii)	Definition of Accounting Estimates – Modifications to IAS 8-

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They will also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The modifications had no impact on the Group’s consolidated financial statements.

(iii)	Disclosure of accounting policies – Amendments to IAS 1 and Statement of Practice IFRS 2-

They provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments are intended to help entities provide more useful disclosures of accounting policies by replacing the requirement that entities disclose their “material” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality. in making decisions on accounting policy disclosures.

The amendments have had an impact on the disclosures of the Group’s accounting policies, but not on the measurement, recognition, or presentation of any item in the Group’s financial statements.

(iv)	Deferred Taxes related to Assets and Liabilities – Modifications to IAS 12-

These modifications establish that deferred taxes arising from a single transaction that, upon initial recognition, give rise to taxable and deductible temporary differences of the same value must be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where recognition of deferred tax assets and liabilities will be required. These modifications must apply to transactions that occur on or after the beginning of the first comparative period presented. Additionally, deferred tax assets (to the extent it is probable that they can be utilized) and deferred tax liabilities should be recognized at the beginning of the first comparative period for all deductible or taxable temporary differences associated with:

- Right-of-use assets and lease liabilities, and
- Liabilities for dismantling, restoration and similar, and the corresponding amounts recognized as part of the cost of the related assets.

The cumulative effect of these adjustments is recognized in retained earnings or another component of equity, as appropriate.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that are recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes from these transactions will have no impact on their financial statements.

The modifications were effective for the annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

The modifications had no impact on the Group’s consolidated financial statements.

In 2022, the Group adopted the following modifications:

(i)	Modifications to IFRS 3 - Reference to the Conceptual Framework –

Minor amendments were made to IFRS 3 Business Combinations to update references to the Conceptual Framework for Financial Reporting and add an exception to recognize liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and IFRIC Interpretation 21 Liens.

The amendments also confirm that contingent assets should not be recognized on the acquisition date. The modification became effective for annual reporting periods beginning on January 1, 2022.

The modification of the standard did not have an impact on the consolidated financial statements.

(ii)	Onerous Contracts - Cost of fulfilling a contract - Modifications to IAS 37 –

In May 2020, the International Accounting Standards Board issued amendments to IAS 37 to specify what cost an entity should include when assessing whether a contract is onerous or loss-making. The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and the allocation of other costs directly required to fulfill the contracts. Before recognizing a separate provision for the onerous contract, the entity shall recognize any impairment loss that has occurred in relation to the assets used to fulfill the contract.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022.

The modification had no impact on its consolidated financial statements.

(iii)	Annual improvements to IFRS Cycle 2018 - 2020 –

As part of its 2018-2020 annual improvements to the IFRS standard process, in May 2020, the International Accounting Standards Board issued the following amendments:

-	IFRS 9 Financial Instruments – clarification that commissions must be included in the 10.0 percent test for the derecognition of financial liabilities.

-
IFRS 1 First-time adoption of international financial reporting standards – allows entities that have measured their assets and liabilities at the book value recorded in the books of their parent company to also measure any accumulated translation differences using the amounts reported by the headquarters.

This modification will also apply to associates and joint ventures that have assumed the same expectation with IFRS 1.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

The modification had no impact on its consolidated financial statements.

b)	Change in accounting policies, adoption of new IFRS and disclosures-

IFRS 17 replaces IFRS 4 Insurance Contracts for annual periods beginning on or after January 1, 2023. The Group has restated the 2022 information applying the transitional provisions of IFRS 17.

The nature of the changes in accounting policies is summarized as follows:

Changes in classification and measurement:

IFRS 17 establishes specific principles for the recognition and measurement of insurance contracts issued and reinsurance contracts maintained by the Group.

The key principles of IFRS 17 applied are:

-
The Group identifies insurance contracts as those under which it accepts a significant insurance risk from another party (the policyholder) by agreeing to compensate in any single scenario with commercial substance the policyholder if a specific uncertain future event (the insured event) adversely affects to the policyholder.

-
The Group evaluates the products and separates the embedded derivatives, the different investment components and the different goods or services of the insurance contract services and accounts for them in accordance with the standards that apply to them.

-	The Group divides insurance and reinsurance contracts into groups that it will recognize and measure.

-	The Group determines the Unit of Account (UoA) requested by the new regulation, for long-term businesses, taking into consideration the product portfolio, currency, cost and year of issue.

-
For general insurance and short-term life insurance contracts, the measurement principles of the premium allocation approach (PAA) do not differ significantly from the considerations used by the Group under IFRS 4:

-	The Liability for Remaining Coverage reflects accrued premiums less insurance acquisition cash flows plus deferred premiums.
-
The Group determines the level of onerousness of each group of contracts by calculating the combined ratio of each Unit of Account. If the Unit of Account is onerous, the liability for remaining coverage involves explicit recognition of the loss component.

-	The measurement of the liability for incurred claims is determined based on the discounted value considering the expected payment flows and includes an explicit risk adjustment for non-financial risk.

-	For long-term life insurance contracts, the Group recognizes and measures groups of insurance contracts in:

-
A present value of expected future cash flows that incorporates all available information on fulfillment cash flows and considers market interest rates. A risk adjustment for non-financial risk is included.

-	An amount that represents the future technical profit (the contractual service margin or CSM) in the group of contracts.
-
Recognizes the gain from a group of insurance contracts during each period in which the Group provides insurance contract services, as the Group frees itself from risk. If a group of contracts is expected to be onerous (i.e. loss-making) during the remaining coverage period, the Group recognizes the loss immediately.

Changes in presentation and disclosure –

For presentation in the consolidated statement of financial position, the Group groups together the insurance and reinsurance contracts and presents them separately:

-	Reinsurance Contract Assets.
-	Insurance Contract Liability.

The portfolios mentioned above are those established on initial recognition in accordance with the requirements of IFRS 17.

The descriptions of items in the income statement and other comprehensive income have changed compared to last year. Previously, the Group reported the following items:

-	Net Claims.
-	Incurred for life general and health insurance contracts.
-	Acquisition costs.

Instead, IFRS 17 requires the separate presentation of:

-	Insurance Service result of the insurance service (which includes income and expenses of the insurance service).
-	Underwriting result (which includes income and expenses from reinsurance contracts).
-	The net financial expenses of the insurance activity, which are presented in the headings of interest and similar expenses, see note 19.

The Group provides disaggregated qualitative and quantitative information in the notes to the financial statements on:

-	Amounts recognized in their financial statements for insurance contracts.
-	Significant judgments, and changes in those judgments, when applying the standard.

Transition settings. -

On the transition date, January 1, 2022, the Group:

-	Has identified, recognized, and measured each group of insurance contracts as if IFRS 17 had always been applied.
-	Existing balances that would not exist if IFRS 17 had always been applied were derecognized.
-	Recognized any resulting net difference in equity.

The Group decided to apply the fair value transition methodology as obtaining reasonable and supportable information to apply the full retrospective approach was impracticable without disproportionate cost or effort. The fair value method consists of obtaining the amount for which a portfolio of liabilities could be transferred to a third party. This amount was compared with the balance of the estimate of technical provisions (Best Estimation of Liabilities – “BEL”) and Risk Adjustment existing on the transition date, and the result was the CSM on said date. Likewise, the future benefit provided by the insurance contracts (Contractual Service Margin – “CSM”) was determined and will be released in the income statement to the extent that the Group provides its services to the insured. In determining the fair value, the Group has applied the requirements of IFRS 13 Fair Value Measurement.

To apply the fair value approach, the Group has used reasonable and sustainable information available at the transition date in order to:

-	Identify groups of insurance contracts.
-	Determine if any contract is a direct participation insurance contract.
-	Identify any discretionary cash flows for insurance contracts without direct participation features.

The discount rate for the group of contracts applying the fair value approach was determined on the transition date. Therefore, to measure compliance cash flows at the transition date, the discount rate (locked-in rate) was determined using the bottom-up approach at inception.

The Group has chosen to disaggregate insurance financial income or expenses between the amounts included in results and the amounts included in other comprehensive income and readjust to zero the accumulated amount of insurance financial income or expenses recognized in other comprehensive income on the date of Transition. The Group used the fair value approach for those contracts with initial recognition prior to January 1, 2022, and the full retrospective approach for contracts recognized on this date or later.

As a result of the initial application of IFRS 17, the Group has restated its consolidated financial statements as of January 1, 2022, mainly recognizing a decrease in equity of S/210.8 million and as of December 31, 2022, an increase in equity of S/15.5 million and net income of S/14.7 million. Additionally, IFRS 17 requires that the net balances of insurance and reinsurance contract portfolios be presented as assets or liabilities, as appropriate, in the consolidated statement of financial position. In this sense, the amounts related to these accounts differ from what was previously presented under IFRS 4 as of December 31, 2022, and January 1, 2022 (transition date).

c)	Basis of consolidation -

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

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, note 3(x).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in equity.

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

As of December 31, 2023, and 2022, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	213,520,111	211,585,283	181,336,108	181,786,223	32,184,003	29,799,060	4,562,831	4,598,002
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.86	98.86	16,549,171	15,895,361	13,443,688	13,486,189	3,105,483	2,409,172	803,384	460,326
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	6,870,781	9,536,197	5,729,744	7,643,879	1,141,037	1,892,318	474,780	228,474
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	5,817,259	4,504,629	4,655,097	3,559,262	1,162,162	945,367	(135,495)	31,089
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	347	388	69	4	278	384	(106)	(646)

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

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.74	193,804,856	193,278,232	168,645,448	170,005,995	25,159,408	23,272,237	4,583,662	4,683,775
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.92	99.92	13,558,260	12,740,036	12,740,067	11,826,789	818,193	913,247	84,898	80,377
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	740,728	734,966	240,656	238,177	500,072	496,789	149,549	109,511
Tenpo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	387,355	242,754	185,502	90,186	201,853	152,568	(111,692)	(124,748)

a)
BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2023, the assets, liabilities, equity and net result of Mibanco amount to approximately S/16,897.8 million, S/13,902.2 million, S/2,995.6 million and S/203.8 million, respectively (S/17,225.4 million, S/14,444.8 million, S/2,780.6 million, and S/424.9 million, respectively December 31, 2022).

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

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2023, the assets, liabilities, equity and net result of BCB were approximately S/13,500.9 million, S/12,612.3 million, S/888.6 million and S/83.1 million, respectively (S/12,697.8 million, S/ 11,838.0 million, S/859.8 million and S/68.0 million, respectively as of December 31, 2022).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)
Tenpo SpA (hereinafter “Tenpo”, before “Krealo SpA”) was established in Chile in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”).

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

(iii)
Its most important subsidiary is ASB Bank Corp. (merged with Atlantic Security Bank on August 2021, was established in September 9, 2020 in the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

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

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	4,803,072	2,889,479	3,997,781	2,322,263	805,291	567,216	(163,342)	16,198
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	681,338	1,194,663	502,248	1,000,676	179,090	193,987	(10,716)	12,658
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	296,083	374,768	149,459	230,261	146,624	144,507	4,318	5,268

a)
Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in 2012 and merged with Ultraserfinco S.A. In June 2020, this subsidiary is oriented to the activities of commission agents and securities brokers. Likewise, Mibanco Colombia (before Banco Compartir S.A.) was acquired in 2019 and merged with Edyficar S.A.S. in October 2020, this subsidiary is oriented to grant credits to the micro and small business sector. As of December 31, 2023, Credicorp Holding Colombia has recognized an impairment of the goodwill of Mibanco Colombia for S/64.1 million (Credicorp’s equity holders), see note 10(b). As of December 31, 2023, and 2022, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	%	%	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Credicorp Capital Colombia S.A.	100.00	100.00	2,328,169	1,050,130	2,123,915	898,518	204,254	151,612	37,120	33,045
MiBanco – Banco de la Microempresa de Colombia S.A.	85.58	85.58	2,113,333	1,530,270	1,848,607	1,289,569	264,726	240,701	(72,608)	13,513

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

(v)
CCR Inc. was incorporated in the year 2000. Its main activity is to manage funding granted to BCP by foreign financial entities or investors. These loans matured in the course of 2022 and were guaranteed by transactions carried out by BCP.

The information presented is based on the legal structure of the Group. The information grouped according to the business lines is revealed in note 27 Operating segments.

d)	Functional, presentation and foreign currency transactions –

(i)	Functional and presentation currency -

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

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Exchange differences result”, except for those that correspond to monetary items that are part of a hedging strategy for a net investment abroad, said accumulated difference is recognized in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Panama and Bolivia, Mexico, United States of America and Spain have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

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

e)	Recognition of income and expenses from banking activities -

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

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(j) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the consolidated statement of income.

Dividends:

Dividends are recorded as income when they are declared.

Commissions and fees:

Income from commissions (which are not an integral part of the EIR) and fees are recognized as they are earned. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and fees for contingent credits.

Income from commissions and fees is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services. Performance obligations, as well as the timing of their satisfaction, are identified and determined at the time of contract. The Group’s revenue contracts do not include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally collected immediately after the provision of a service at a given time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it normally controls the services before transferring them to the client.

Other income and expenses:

All other income and expenses are recorded in the period in which the performance obligation is satisfied, or the expense has occurred.

f)	Insurance activities –

Below is the accounting policy for the insurance activity applying IFRS 17 for the years ended December 31, 2023 and 2022:

Classification of insurance and reinsurance contracts:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds. The Group also issues reinsurance contracts in the normal course of business to compensate other entities for claims arising from one or more insurance contracts issued by those entities.

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

Accounting treatment of insurance and reinsurance contracts:

Separation of the components of insurance and reinsurance contracts-

The Group evaluates its insurance and reinsurance products to determine if they contain components that must be accounted for under another IFRS instead of IFRS 17.

After separating the various components, an entity must apply IFRS 17 to all remaining components of the (host) insurance contract.

Currently, the Group’s products do not include differentiated components that require separation.

Investment components are the amounts that an insurance contract requires an insurer to reimburse a policyholder, even if an insured event does not occur.

Investment components that are highly interrelated with the insurance contract of which they are a part are considered non-distinct and are not accounted for separately. However, the receipts and payments of the investment components are excluded from the income and expenses of the insurance activity.

Some reinsurance contracts issued contain profit commission arrangements. Under these agreements, there is a guaranteed minimum amount that the policyholder will always receive, whether in the form of profit commission, claims, or other contractual payment, regardless of whether the insured event occurs.

The components of the profit commission are assessed to be highly interrelated with the insurance component of reinsurance contracts so that they are considered non-distinct investment components so that separate accounting is not required.

Aggregation level and classification -

The grouping of contracts into units of account is carried out based on the types of products, currency, cost and year of subscription; because they have similar risks, they are managed jointly and no contract portfolio can contain contracts issued more than one year apart.

The Group classifies a portfolio of insurance contracts into two categories based on the expected profitability at the policy or contract level at the time of its recognition based on reasonable and sustainable information in:

-	Onerous contracts: A contract will be classified as onerous on the initial recognition date as long as the present value of the expected outflows is greater than the inflows.

-	Non-onerous contracts: Will contain contracts for which, upon initial recognition, the present value of the expected outflows is less than the present value of the inflows.

It should be noted that a contract for accounting purposes may differ from what is considered a contract for other purposes (i.e. legal or management).

The expected return of these portfolios at inception is determined based on existing actuarial valuation models that take into account new and existing businesses.

Recognition of insurance and reinsurance contracts -

The Group recognizes the groups of insurance contracts it issues starting from the first of the following:

-	The beginning of the coverage period of the group of contracts.
-	The date when the first payment from a policyholder in the group becomes due or when the first payment is received if there is no due date.
-	For a group of onerous contracts, as soon as the facts and circumstances indicate that the group is onerous.

The Group recognizes a group of reinsurance contracts that it has entered into as follows:

-
When the reinsurance contracts held provide proportional coverage at the beginning of the coverage period of the group of reinsurance contracts held or at the initial recognition of any underlying contract, whichever is later.

-	In all other cases from the beginning of the coverage period of the group of reinsurance contracts held.

Contract limit -

For General measurement model the Group includes in the measurement of a group of insurance contracts all future cash flows within the limit of each contract in the group. Cash flows are within the limits of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group has a substantive obligation to provide the policyholder with insurance contract services.

The substantive obligation to provide the services of the insurance contract ends when:

-	The Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can establish a price or level of benefits that fully reflects those risks.
-	The following two criteria are met:
-
The Group has the practical ability to reassess the risks of the portfolio of insurance contracts contained in the contract and, as a result, can establish a price or profit level that fully reflects the risk of that portfolio.

-	The price of the premium until the date of re-evaluation of the risks does not take into account the risks that relate to periods after the date of re-evaluation.

A liability or asset related to expected premiums or claims outside the limit of the insurance contract is not recognized. These amounts refer to future insurance contracts.

For life contracts with renewal periods, the Group assesses whether the premiums and related cash flows arising from the renewed contract are within the limits of the contract.

Renewal prices are established by the Group considering all risks covered for the insured that would be considered when signing equivalent contracts on the renewal dates of the remaining service.

The Group re-evaluates each group’s contract limit at the end of each reporting period.

General measurement model – Insurance contracts

Measurement at initial recognition -

The general measurement model measures a group of insurance contracts as the total of:

-	Fulfillment cash flows.
-	A risk adjustment for non-financial risk
-	The contractual service margin (CSM) which represents the unearned technical profit that the Group will recognize as it provides services in the future.

Fulfilment cash flows comprise:

-	Estimates of future cash flows considering their probability of occurrence.
-	An adjustment to reflect the time value of money and the financial risks related to future cash flows.

The cash flows for each scenario are weighted according to the probability of their occurrence based on the experience of the Group’s portfolio and are discounted using current interest rate assumptions (risk-free curve + Matching Adjustment).

When estimating future cash flows, the Group includes all cash flows that are within the contract limit, including:

-	Premiums and related cash flows.
-	Expected future claims and benefits:

-	Payments to beneficiaries for the occurrence of insured events.
-	Payments to policyholders resulting from the incorporated surrender and maturity options.
-	Acquisition expenses attributable to the portfolio to which the contract belongs.
-	Claim settlement expenses.
-	Attributable policy maintenance expenses, including recurring commissions expected to be paid to intermediaries.
-	An allocation of fixed and variable overhead expenses directly attributable to compliance with insurance contracts.

If at the time of initially estimating the fulfillment flows of a group of contracts a net outflow is obtained, these contracts become onerous contracts and a liability will be recognized at that initial time in the statement of financial position as a “loss component”.

A group of contracts that were not onerous on initial recognition may subsequently become onerous if assumptions change, even though the classification of their grouping or Unit of Account remains unchanged.

Post measurement

The book value of a group of insurance contracts after initial recognition will consist of:

(a) Liability for Remaining Coverage (LRC) comprising fulfilment cash flows, risk adjustment for non-financial risk and CSM of the Contract Group at the end of the reporting period.

(b) Incurred claims liability, which comprises comprising fulfilment cash flows relating to the payment of reported and pending claims, incurred but not reported claims (IBNR) and claim settlement expenses. A risk adjustment for non-financial risk is also included.

The Group will recognize income or expenses for the variation in the book value of the Liability for Remaining Coverage and the liability for claims incurred:

(a) Income from insurance activity: the reduction of the liability for the service provided in the period.

The CSM at the end of the reporting period represents the gain in the Insurance Contract Group that has not yet been recognized in profit or loss, because it relates to the future service to be provided.

For a group of insurance contracts without direct participation components, the carrying value of the CSM at the end of the reporting period is equal to the carrying value at the beginning of the reporting period adjusted as follows:

-	The effect of new contracts added to the group. interest accrued on the carrying amount of the CSM during the reporting period, measured at the discount rates at initial recognition.

-	Changes in fulfilment cash flows related to future service such as:

o	Adjustment for experience: it must be disaggregated to reflect the different factors that cause such adjustments in the expected future benefits of the Group:

•
Adjustment in fulfillment flows due to claims experience is the variation in actual claims compared to expected claims. Likewise, this variation in the accident rate may lead to changes in the expected fulfilment cash flows. This variation will be recorded in a change in the CSM amount.

•
Adjustment for variation in operating assumptions - A variation in the projection operating assumptions (mortality, expenses, rescues, etc.) will be recorded against the CSM for the period. This change will be cumulative with the adjustments made previously.

•
Adjustment for premiums collected: Insurance premiums that relate to future service that have been received in the period require an adjustment to the contractual service margin. Therefore, it must be evaluated whether the new contributions are valued using the same conditions as at the beginning of the contract or if they are modified (mortality table, administration expenses, guaranteed rates, etc.).

-
In the event that the conditions of the contract are not modified in the extraordinary contribution, that is, it has the same conditions as the original contribution, it is considered that the cash flows are within the limits of the contract, and therefore Both the variation in expected cash flows will be considered as a variation in experience.

-	Changes in estimates of the present value of future cash inflows in the remaining coverage liability measured at discount rates.
-	Differences between the investment components that are expected to become payable in the period and the actual investment component that becomes payable in the period, measured at discount rates.
-	Changes in risk adjustment for non-financial risk that relates to future service.
-	The effect of currency exchange differences on the CSM.
-
The amount recognized as insurance income due to the transfer of insurance contract services in the period, determined by the allocation of the remaining CSM at the end of the reporting period (before any allocation) during the current coverage period and remaining.

For a group of insurance contracts with direct participation components, measured under VFA method the amount of CSM to be reported in the books will be obtained by applying a series of adjustments to the value of the CSM of the previous period:

-	The effect of the new contracts added to the group.
-	The entity’s participation in the change in the fair value of the underlying elements.
-	Changes in fulfilment cash flows, such as a change in the entity’s loss experience and future expenses compared to those expected in the previous period.
-	The effect of currency exchange differences on the CSM.
-
The amount recognized as revenue from ordinary insurance activities due to the transfer of services in the period, determined by allocating the remaining contractual service margin at the end of the reporting period (before any allocation) over the current coverage period.

(b) Insurance activity expenses: for losses in onerous contract groups and reversals of these losses.

The Group will recognize a loss in the period’s results for the net outflow for the Group of onerous contracts, causing the Group’s liability book amount to equal the cash flows from compliance, with the Group’s contractual service margin being zero.

The loss component is released based on a systematic allocation of subsequent changes related to future service in fulfilment cash flows to:

(i) The loss component; and

(ii) the remaining coverage liability excluding the loss component. The loss component is also updated for subsequent changes related to future service in estimates of fulfilment cash flows and risk adjustment for non-financial risk.

Systematic allocation of subsequent changes to the loss component results in total amounts allocated to the loss component being zero at the end of the coverage period of a contract group.

(c) Financial expenses and income from insurance: for the time value of money and financial risk effect.

The Group disaggregates financial income or expenses for insurance contracts issued for its immediate annuity and term life portfolios between profit or loss and OCI.

The impact of changes in market interest rates on the value of life insurance and related reinsurance assets and liabilities is reflected in OCI to minimize accounting mismatches between the accounting for financial assets and insurance assets and liabilities. The Group financial assets supporting the insurance portfolios issued are predominantly measured at amortized cost or fair value with changes in other comprehensive income. Financial income or expenses from reinsurance contracts issued by the Group are not disaggregated because the related financial assets are managed on a fair value basis and are measured at fair value with changes in income.

For presentation in the consolidated statement of financial position, the Group aggregates insurance and reinsurance contract portfolios that are assets or liabilities and presents them separately in the following items:

-	Reinsurance Contract Assets.
-	Insurance Contract Libility.

The presentation in the statement of comprehensive income is as follows:

-	Insurance service result (including insurance service income and expenses).
-	Underwriting (including income and expenses from reinsurance contracts).
-	Net financial expenses from insurance activity, presented in interest and similar expenses. See note 19.

The Company terminates insurance contracts when:

-	The rights and obligations relating to the contract are extinguished (i.e. released, canceled or expire).

Simplified Model – initial recognition

The simplified model of the general measurement method is the Premium Allocation Approach (PAA), which is applied by the Group for contracts with a duration equal to or less than one year or the coverage period is longer than one year and the measurement of the Liability for Remaining Coverage (LRC) for the contracts under PAA does not differ materially from the measurement that would be produced under the general measurement model.

If significant variability in cash flows from fulfilment is initially expected that would affect the measurement of the remaining coverage liability, the simplified method cannot be applied.

Under the premium allocation approach, the Group will assume that no contract is onerous unless the facts and circumstances indicate otherwise, which is why initially all contracts are grouped based on risk and how they are managed. To evaluate this possibility, a premium sufficiency test will be used that will evaluate the need to provide an additional provision and classify the Group of contracts as onerous (Onerousness Test).

For insurance contracts that apply the PAA approach, the Group recognizes written premiums net of commissions and deferred premiums as provision of remaining coverage (Liability for Remaining Coverage, LRC).

Significant judgments and estimates.

The Group bases its assumptions and estimates on parameters derived from portfolio experience and these are used to prepare the financial statements. However, existing circumstances and assumptions about future developments could change due to changes in the market or circumstances beyond the Group’s control. Parameters are updated to reflect such changes in assumptions as necessary.

The Group reassesses the CSM in each period with the adjustment for the entity’s experience. Parameters used for estimating future cash flows are a comparison between current and estimated rates, and the following hypotheses are evaluated: mortality, longevity, disability, expenses, and lapses.

For the measurement of the present value of future cash flows, it is necessary to define discount rates that consistently reflect the time value of money.

For the general measurement method, it should be noted that in each valuation, it will be necessary to have two types of differentiated interest rates for discounting cash flows:

-
Market rate or current valuation rate: the interest rate obtained from current market data and assumptions. The discount rate as of the valuation date will be equal to the risk-free rate of the corresponding currency plus the Matching Adjustment described later.

-
Established initial rate or Locked-In Rate (LiR): an interest rate defined at the time of initial recognition of the insurance contract and will remain fixed until the termination of it, and will be used to:

-	Measuring cash flows from fulfillment at initial valuation;
-	Determining the amount of financial expenses or income from insurance included in the income statement for the period;
-	Determining accrued interest on the CSM;
-	Determining the portion of the financial effect on Cashflows that will be imputed to interest on liabilities;
-	Measuring changes in the contractual service margin.

For the determination of the discount curve of the established initial rate on the initial recognition date of the contract, the Matching Adjustment methodology (calibration adjustment) will be used. This methodology starts from the assets that cover the Group’s liabilities. Conceptually, the Matching Adjustment is a spread added to the risk-free curve (RFR) for calculating the present value of the Group obligations. This differential will be calculated as the IRR of “de-risked” assets minus the IRR of liabilities, minus the average “Cost of Downgrade” of the portfolio, and an adjustment for sub-“Investment Grade” investments in the portfolio. The determination of the Matching Adjustment is made by product type and currency.

g)	Financial instruments: Initial recognition and subsequent measurement –

A financial instrument is any agreement that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at the time of initial recognition.

All financial instruments are initially recognized at their fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issuance of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of the assets within a period established in accordance with regulations or conventions in the market (regular market deadlines) are recognized at the negotiation date, that is, the date on which the Group undertakes to buy or sell the asset.

As of December 31, 2023 and 2022, the Group classified financial assets into one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost based on:

-	The business model to manage financial assets and
-	The characteristics of the contractual cash flows of the financial asset

Business model -

It represents how financial assets are managed to generate cash flows and is not dependent on Management’s intention with respect to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To evaluate business models, the Group considers:

-	The risks that affect the performance of the business model and, in particular, the way in which these risks are managed.
-	How the performance of the business model and the financial assets held within this business model are evaluated and reported to key Group management personnel.

If cash flows after initial recognition are realized differently from the Group’s expectations, the classification of the remaining financial assets held in this business model is not modified.

When the financial asset is maintained in business models i) and ii) the application of the only principal and interest payments test is required - “SPPI”.

SPPI Test (Principal and Interest Payment Only) –

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify whether the contractual conditions of the financial asset give rise, on specified dates to cash flows that are solely payments of principal and interest. To adapt to this concept the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost –

A financial asset is classified at amortized cost if the following conditions are met:

-	It is held within a business model whose objective of which is to maintain the financial asset to obtain the contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After initial recognition, financial assets in this category are valued at amortized cost, using the effective interest rate method, less any credit loss provision. The amortized cost is calculated taking into account any discount or premium incurred in the acquisition and fees that constitute an integral part of the effective interest rate. Interest income is included in the “Interest and similar income” item in the consolidated statement of income.

Financial assets at amortized cost include direct credits that are recorded when the funds are disbursed to clients, and indirect credits (contingent) that are recorded when the documents that support said credit facilities are issued. Likewise, the Group considers as refinanced or restructured those loans that change their payment schedule due to difficulties in payment by the debtor.

The impairment loss is calculated using the expected loss approach and is recognized in the consolidated statement of income in the item “Net gain on securities” for investments and in the item “Credit loss provision for loan portfolio” for credits.

The balance of financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

(ii)	Financial assets at fair value with changes in other comprehensive income –

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, for non-trading purposes, irrevocably designated in the initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are met:

-	The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After initial recognition, investments in debt instruments are measured at fair value, recording unrealized gains and losses in the consolidated statement of comprehensive income, net of the corresponding income tax and non-controlling interest, until the investment is sold; in which the accumulated gain or loss is recognized in the “Net gain on securities” item of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar returns” and is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in fair value due to changes in the hedged risk is recognized in “Interest and similar income” in the consolidated statement of income.

Foreign exchange gains or losses related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to differences between the amortized cost and the fair value are recognized as part of the unrealized gain or loss. in the consolidated statement of comprehensive income.

The estimated fair value of investments in debt instruments is determined primarily on the basis of quotes or, in the absence of these, on the basis of discounted cash flows using market rates consistent with the credit quality and maturity of the debt instruments. the investment.

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

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at the initial recognition) –

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

Dividends are recognized when the right to collection has been established and are recorded in the “Interest and similar income” item in the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss –

Financial assets must be classified and measured at fair value through profit or loss unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value with changes in results from the moment of their recognition. initial, and d) derivative financial instruments for trading purposes.

Debt instruments -

Such instruments are classified in this category because: a) they are held for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. The accrued interest is calculated using the contractual interest rate and is recorded in the “Interest and similar income” item in the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable election is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. Dividend income is recorded in the “Interest and similar income” item in the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from the moment of initial recognition -

At the time of initial recognition, Management may irrevocably designate financial assets as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from the measurement of the assets or liabilities. or the recognition of their profits and losses on different bases.

After their initial recognition, they are measured at fair value, recording the changes in the consolidated statement of income.

As of December 31, 2023 and 2022, the Group classified financial liabilities in their initial recognition as measured at amortized cost, except in the case of financial liabilities at fair value through profit or loss. These liabilities include derivatives that are measured at fair value.

The interest incurred is accrued in the “Interest and similar income” item in the consolidated statement of income.

Likewise, at the time of initial recognition, Management may irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is met:

-	A measurement inconsistency that would otherwise arise when using different criteria to measure assets or liabilities is eliminated or significantly reduced; either
-
They are part of a group of financial liabilities, which are managed and their performance is evaluated on a fair value basis, in accordance with a documented investment or risk management strategy; either

-	The financial liability contains one or more embedded derivatives that significantly modify the otherwise required cash flows.

(iv)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place whenever the business model managing the financial assets changes. It is expected that this change will be very infrequent. These changes are determined by approval of the Group’s management as a result of external or internal changes, which must be significant to the Group’s operations and demonstrable to third parties. Financial liabilities are never reclassified.

When the Group changes its business model for managing financial assets, it will prospectively reclassify all affected financial assets from the date of reclassification. The Group will not restate previously recognized gains, losses, or interest (including gains or losses on impairment) recognized.

If the Group reclassifies:

-
A financial asset from the amortized cost measurement category to the fair value through profit or loss category: its fair value will be measured at the reclassification date. Any gain or loss arising from differences between the previous amortized cost of the financial asset and the fair value will be recognized in profit or loss for the period.

-	A financial asset from the fair value through profit or loss measurement category to the amortized cost category: its fair value at the reclassification date becomes its new gross carrying amount.

-
A financial asset from the amortized cost measurement category to the fair value through other comprehensive income category: its fair value will be measured at the reclassification date. Any gain or loss arising from differences between the previous amortized cost of the financial asset and the fair value will be recognized in other comprehensive income. The effective interest rate and the measurement of expected credit losses will not be adjusted as a result of reclassification.

-
A financial asset from the fair value through other comprehensive income measurement category to the amortized cost category, the financial asset will be reclassified at its fair value at the reclassification date. However, previously recognized accumulated gains or losses in other comprehensive income will be removed from equity and adjusted against the fair value of the financial asset at the reclassification date. As a result, the financial asset will be measured at the reclassification date as if it had always been measured at amortized cost. This adjustment affects other comprehensive income but not profit or loss for the period.

-
A financial asset from the fair value through profit or loss measurement category to the fair value through other comprehensive income category, the financial asset will continue to be measured at fair value.

-
A financial asset from the fair value through other comprehensive income measurement category to the fair value through profit or loss category, the financial asset will continue to be measured at fair value. The previously recognized accumulated gain or loss in other comprehensive income will be reclassified from equity to profit or loss for the period.

h)	Derecognition of financial assets and liabilities –

Financial assets:

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full immediately to a third party under a pass-through arrangement; and the Group has also transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When contractual rights to receive cash flows from the financial asset have been transferred, or a transfer agreement has been entered into, the Group assesses whether it has retained, and to what extent, the risks and benefits inherent in ownership of the asset. When the Group has neither transferred nor retained substantially all risks and benefits inherent in ownership of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continued involvement with the asset.

In that case, the Group also recognizes the related liability. The transferred asset and related liability are measured in such a way as to reflect the rights and obligations that the Group has retained.

Continued involvement in the form of a guarantee over the transferred asset is measured as the lower of (i) the carrying amount of the asset, and (ii) the maximum consideration received that the Group would be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation to pay is discharged, cancelled, or expires. When an existing financial liability is exchanged for another from the same borrower under significantly different terms (fails the 10% test established in IFRS 9), or the terms are substantially modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, with the difference between the carrying amount of the initial financial liability and the consideration paid recognized in the consolidated statement of income.

i)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when there is a legally enforceable right to offset them and the Management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

j)	Impairment of financial assets -

As of December 31, 2023, and December 31, 2022, the Group applies a three-stage approach to measure the provision for credit losses, using an expected credit loss impairment model as set out in IFRS 9, for the following categories:

-	Financial assets at amortized cost.
-	Debt instruments classified as investments at fair value through other comprehensive income.
-	Indirect loans presented in contingent accounts.

Financial assets classified or designated at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets migrate through three stages based on changes in credit risk from initial recognition.

Impairment model of expected credit losses  –

Calculations of credit losses result from models with a series of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfall events related to default events, either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit impairment from inception. Expected credit loss reflects a probability-weighted outcome considering a range of multiple outcomes based on reasonable and supported forecasts.

Provisions for credit losses will be measured at each reporting date following a three-stage expected credit loss model based on the degree of credit deterioration from inception:

-
Phase 1: Financial assets whose credit risk has not increased significantly since initial recognition will recognize a reserve for losses equivalent to the credit losses expected to occur from defaults in the next 12 months. For instruments with a maturity of less than 12 months, a default probability corresponding to the remaining term to maturity is used.

-
Phase 2: Financial assets that have experienced a significant increase in credit risk compared to initial recognition but are not considered impaired will recognize a loss reserve equivalent to the expected credit losses that are expected to occur during the remaining life of the asset.

-
Phase 3: Financial assets with credit impairment at the reporting date will recognize a loss reserve equivalent to the expected credit losses over the entire life of the asset. Interest income will be recognized based on the carrying amount of the asset, net of the credit loss provision.

Measurement of expected loss –

The measurement of expected credit loss is primarily based on the product of the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD), discounted to the reporting date and considering expected macroeconomic effects and all in accordance with the new regulations.

The details of these statistical parameters are the following:

-
PD: It is an estimate of the probability of default over a specified time horizon. Default can only occur at a given point in time during the estimated remaining life, provided the financial asset has not been derecognized previously and still remains in the portfolio.

-
LGD: It is an estimate of the loss that occurs in the event of default at a given point in time. It is based on the difference between contractual cash flows owed and those the lender would expect to receive, including from the realization of any collateral. It is typically expressed as a percentage of the EAD.

-
EAD: It is an estimate of exposure at a future default date, taking into account expected changes in exposure after the reporting date, including principal and interest repayments, either scheduled by contract or otherwise, and interest accrued for overdue payments.

The fundamental difference between credit loss considered in Phase 1 and Phase 2 is the PD horizon. Phase 1 estimates use a 12-month horizon, while those in Phase 2 use an expected loss calculated with the remaining term of the asset and consider the effect of significant risk increase. Finally, in Phase 3, the expected loss will be estimated based on the best estimate (“ELBE”), given the status of the collection process for each asset.

Changes from one stage to another –

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	If the probability of default (“PD”) at the reporting date exceeds the PD at the origination date by 50% (absolute thresholds) in all portfolios.

-	If the PD at the reporting date exceeds the PD at the origination date at an individualized level for each risk level and by portfolio (relative thresholds).

-	The follow-up, alert and monitoring systems for risk portfolios that depend on the current risk policy in Wholesale and Retail Banking are integrated.

Additionally, all accounts classified as defaults at the reporting date are considered Phase 3. Assessments of significant risk increase from initial recognition and credit impairment are independently conducted at each reporting date. Assets can move in both directions from one phase to another. Reference added: See further detail in note 30.1(c).

Prospective Information –

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk should consider information on past events and current conditions, as well as projections of future events and economic conditions. For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stage 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested, which give a better prospective and systemic vision to the estimation, based on econometric techniques. These projections have a period of 3 years and, additionally, a long-term projection.

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

Macroeconomic Factors –

In its models, the Group relies on a wide range of prospective information as economic inputs, such as gross domestic product (GDP) growth, unemployment rates, central bank base rates, among others. The inputs and models used to calculate expected credit losses may not always capture all market characteristics at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made using expert judgment.

Expected Lifetime –

For instruments in Stage 2 or 3, loss reserves will cover expected credit losses during the instrument’s lifetime. For most instruments, the expected lifetime is limited to the remaining term of the product, adjusted for expected prepayments. For revolving products, an analysis was conducted to determine the expected lifetime period.

Presentation of provision for credit losses in the consolidated statement of financial position –

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of financial assets;
-
Debt instruments measured at fair value through other comprehensive income: no provision is recognized in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in accumulated other comprehensive income;

-	Indirect credits: the provision for credit loss is presented under “Other liabilities” in the statement of financial position.

Renegotiated Credits –

When a credit is modified, it is not considered past due but maintains its previous classification as impaired or unimpaired. If the borrower complies with the new agreement for the next six months, and the analysis of their repayment capacity supports a new risk rating improvement, the credit is classified as unimpaired. If after the credit is modified, the borrower defaults on the new agreement, it is considered impaired and past due. See further detail in note 30.1(c).

k)	Business Combinations –

Business combinations are accounted for using the acquisition method as set out in IFRS 3 “Business Combinations”, regardless of whether they are equity instruments or other acquired assets.

The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interest in the acquired entity. For each business combination, the Group decides whether the non-controlling interest in the acquired entity should be measured at fair value or at the proportionate share of the identifiable net assets of the acquired entity. Acquisition-related costs are recognized as expenses and included in the “Administrative expenses” line item in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for proper classification and naming in accordance with contractual terms, economic circumstances, and conditions relevant at the acquisition date. This includes the separation of embedded derivatives in contracts entered into by the acquiree.

Any contingency transferred by the acquirer must be recognized at its fair value at the acquisition date. The contingency classified as a financial instrument and within the scope of IFRS 9: “Financial Instruments” is measured at fair value through profit or loss or other comprehensive income in the consolidated statement of profit or loss or in the consolidated statement of comprehensive income. If the contingency is classified as equity, it should not be remeasured, and its subsequent settlement is accounted for within equity.

The acquisition of the non-controlling interest is recognized directly in equity; the difference between the amount paid and the net assets acquired is recognized as an equity transaction. Therefore, the Group does not recognize any additional goodwill after acquiring the non-controlling interest, nor does it recognize a gain or loss on the sale of the non-controlling interest.
If there is a contractual obligation to acquire the shares of the non-controlling interest through a put option, the Group will initially recognize a liability at fair value through profit or loss equivalent to the market value of the non-controlling interest against the “Reserves and others” account in equity. After initial recognition, the liability is measured at fair value, recording changes in the statement of profit or loss until the option is exercised. If the option expires without being exercised, the liability is derecognized, adjusting equity.

The equity attributable to the non-controlling interest is presented separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is presented separately in the consolidated statement of profit or loss and in the consolidated statement of comprehensive income.

If a business combination achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized in profit or loss. Likewise, in accordance with IFRS 3, from the acquisition date of a company not under common control, the acquirer has a 12-month period to make adjustments to the initial recognition of goodwill.

Combinations of Entities under Common Control

A business combination between entities or businesses under common control is outside the scope of IFRS 3, as it represents a business combination in which all entities or businesses being combined are ultimately controlled by the same party or parties, both before and after the business combination. In these transactions, the Group recognizes acquired assets under the pooling of interest method, whereby the assets and liabilities of the combined companies are reflected at their carrying values and no goodwill is recognized as a result of the combination.

l)	Intangibles –

They mainly comprise internal developments and acquisitions of software licenses used by the Group. Such intangibles are initially recognized at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a result of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their estimated market value determined on the acquisition date and are amortized using the straight-line method over their estimated useful life, as follows:

Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20.0
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22.0
Client relationship - Edyficar Peru	10.0
Client relationship - Ultraserfinco	9.2
Client relationship – Mibanco	7.0
Brand - Mibanco	25.0
Brand – Joinnus	20.0
Brand - Culqi	5.0
Fund manager contract - Credicorp Capital Colombia	20.0 and 28.0
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11.0 and 24.0
Fund manager contract - Ultraserfinco	23.0
Core deposits - Mibanco	6.0
Others	Between 2.0 and 7.5

The period and method of amortization of intangible assets are reviewed at the end of each period. If they differ from the expected useful life of previous estimates, the amortization period should be changed to reflect the change. If there is any change in the expected pattern of future economic benefits embodied in the asset, the amortization method should reflect these changes.

Gains or losses arising from the disposal of an intangible asset are measured as the difference between the net proceeds from the disposal of the asset and the carrying amount of that asset and are recognized in the consolidated statement of income on the date the asset is derecognized.

m)	Goodwill –

Goodwill is the excess of the sum of the consideration transferred and the fair value recognized for the acquisition of the net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the consideration transferred, the gain will be recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit (CGU) of the Group that is expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquired entity have been allocated to these units.

If goodwill has been allocated to a cash-generating unit and part of the assets with which that unit operates is disposed of, the goodwill and the disposed assets are included in the transaction’s carrying amount when determining the loss or disposal. Under these circumstances, disposed goodwill is measured based on the relative value of the disposed assets and the portion of the retained cash-generating unit.

The impairment of goodwill is determined by evaluating the recoverable amount for each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

n)	Impairment of Non-Financial Assets –

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired in value. If there is any indication or when an annual impairment test of an asset is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset or CGU’s fair value less costs of disposal and its value in use and is determined for each asset individually, unless the asset generates cash flows that are largely independent of those of other assets or group of assets.

When the carrying amount of an asset or its CGU exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is reduced to its recoverable amount. When assessing the value in use, future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risks of the asset. For the determination of fair value less costs of disposal, recent market transactions, if any, are taken into account. If such transactions cannot be identified, a valuation model that is appropriate is used. These calculations are verified against valuation multiples, stock quotes for subsidiaries listed on the stock exchange, and other available indicators of fair value.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there are indications that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined net of depreciation, as if no impairment had been recognized in previous years. Such reversal is recorded in the consolidated statement of income.

o)	Bank Acceptances –

Customer debt for acceptances corresponds to accounts payable by customers for import and export transactions, the obligations of which have been accepted by the Group. Obligations to be assumed by the Group are recorded as liabilities.

p)	Financial Guarantees -

In the ordinary course of business, the Group provides financial guarantees, such as letters of credit, guarantees, and bank acceptances. Financial guarantees are initially measured at fair value, which is equivalent to the initial consideration received; likewise, letters of credit and guarantees are recorded in the “Other Liabilities” line item of the consolidated statement of financial position and bank acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability for each guarantee is measured at the higher of the amount recognized initially, less the accumulated amortization recognized in the consolidated statement of income, and the best estimate of the expense required to settle any obligation arising from the financial guarantee.

Any increase in the liability related to a financial guarantee is included in the consolidated statement of income. The consideration received is recognized in the “Commissions and Fees” line item of the consolidated statement of income, based on its straight-line amortization over the term of the granted financial guarantee.

q)	Provisions –

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that resources will be required to settle that obligation, and the amount can be determined in a reliable manner.

The expense related to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, the provision is discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision over time is recognized as a financial cost.

r)	Contingencies –

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed in notes unless the possibility of a payout is remote. Contingent assets are not recorded in the financial statements; these are disclosed if it is probable that an inflow of economic benefits will occur.

s)	Income Tax –

Income tax is calculated based on the individual financial statements of each Group entity.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and those determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled. The measurement of deferred assets and liabilities reflects the tax consequences derived from how Credicorp and its Subsidiaries expect to recover or settle the value of their assets and liabilities at the date of the consolidated statement of financial position.

The carrying amount of deferred tax assets and liabilities may change, even when the amount of temporary differences has not changed, due to a change in the income tax rate. The effect of the change in deferred tax, corresponding to the rate change, will be recognized in the consolidated statement of income for the period, except for items previously recognized outside the consolidated statement of income (either in other comprehensive income or directly in equity).

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

Credicorp and its Subsidiaries determine their deferred tax based on the tax rate applicable to their undistributed profits, recognizing any additional tax for dividend distribution on the date the liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right to offset them and the deferred taxes are related to the same taxable entity and the same tax authority.

t)	Earnings for Share –

Basic earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares.

Diluted earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average of common shares outstanding during the period, excluding common shares purchased and held as treasury shares, plus the weighted average of common shares that would have been issued if all potential dilutive common shares had been converted into common shares.

u)	Derivative financial instruments and hedge accounting –

Trading –

The Group trades derivative financial instruments to meet the needs of its clients. The Group may also take positions with the expectation of to benefit from favorable movements in prices, rates, or indices.

Part of the derivative transactions that provide economic hedges under the Group’s risk management positions do not qualify as hedges under the specific rules of IFRS 9 and are therefore treated as derivatives for trading purposes.

Derivative financial instruments are initially recognized in the consolidated statement of financial position at fair value and subsequently measured at fair value. Fair values are obtained based on market exchange rates and interest rates. All derivatives are considered assets when fair value is positive and liabilities when fair value is negative. Gains and losses from changes in fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage its exposure to interest rates and foreign currency. In order to manage specific risks, the Group applies hedge accounting for transactions that meet the specific criteria for it.

 According to IFRS 9, to qualify as hedging transactions, all the following conditions must be met:

-	The hedging relationship consists only of hedging instruments and eligible hedged items.

-
At the beginning of the hedging relationship, there is a formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy to undertake the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity will assess whether the hedging relationship meets the hedge effectiveness requirements.

The hedging relationship meets all of the following hedge effectiveness requirements:

-	There is an economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not dominate the value changes that come from this economic relationship.
-
The hedge ratio of the hedging relationship is the same as that arising from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

The accounting treatment is established according to the nature of the hedged item and the fulfillment of the hedging criteria.

(i)	Cash flow hedges -

The effective portion of the cumulative gain or loss on the hedging instrument is recognized directly in other comprehensive income in the “Cash flow hedge reserve” line of the consolidated statement of comprehensive income, and is reclassified to the consolidated statement of income in the same period or periods in which the hedged transaction affects results; that is, when the income or financial expenses related to the hedge are recorded, or when an anticipated transaction occurs.

The part of the gain or loss on derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recorded in other comprehensive income and subsequently reclassified to the consolidated statement of income are recorded in the corresponding expense or income lines in which the hedged item is reported.

If the anticipated transaction or firm commitment is no longer expected to occur, the cumulative gain or loss in the cash flow hedge reserve is transferred to the consolidated statement of income. If the derivative expires or is sold, settled, or exercised without replacement or renewal, or if its designation as a hedge has been revoked, any unrealized gain or loss accumulated in the cash flow hedge reserve remains in that reserve until the anticipated transaction or firm commitment affects results. At the same time, the derivative is recognized as a tradable derivative financial instrument.

(ii)	Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the hedged risk are recorded by affecting the book value of the hedged item and are recognized in the consolidated statement of income.

For fair value hedges related to items recorded at amortized cost, any adjustment to the book value of such items as a result of hedge discontinuation will be amortized through the consolidated statement of income over the remaining term of the hedge. Amortization at the effective interest rate may begin as soon as an adjustment occurs, but no later than when the hedged item is no longer adjusted for changes in its fair value attributable to the hedged risk.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

If a hedging instrument expires, is sold, settled, or exercised, or if its designation as a hedge no longer meets the criteria to be recorded as such, the hedging relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the fair value and the book value of the hedged item at the end and the face value is amortized over the remaining term of the initial hedge, using the effective interest rate. If the hedged item is derecognized, the unamortized fair value is immediately recognized in the consolidated statement of income. At the same time, the derivative is recognized as a tradable derivative financial instrument.

(iii)	Foreign currency net investment hedges -

Foreign currency net investment hedges are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the “Translation of operations abroad” line of the consolidated statement of changes in equity. The gain or loss related to the ineffective portion is recognized immediately in the consolidated statement of income within “Other income” or “Other expenses”.

Accumulated gains and losses in the consolidated statement of changes in equity are reclassified to the consolidated statement of income when the net investment abroad is disposed of or partially sold.

(iv)	Embedded derivatives -

Embedded derivatives in a principal (or host) contract are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the principal contract and such principal contract is not held for trading or measured at fair value with effect on income.

The Group has investments indexed to certain liabilities from life insurance contracts, called “Investment Link”. These instruments have been classified by the Group since their initial recognition as “Financial instruments at fair value with changes in income”.

v)	Fair value measurement -

Fair value is the price that would be received for selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability takes place, either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or most advantageous market must be accessible to the Group. Also, the fair value of a liability reflects its default risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is considered active if transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on a continuous basis.

If there is no quoted price in an active market, the Group uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data.

The valuation technique chosen incorporates all factors that market participants would consider when setting the price of a transaction.

All assets and liabilities for which fair values are determined or disclosed in the consolidated financial statements are classified within the fair value hierarchy, described below, based on the lowest level of data used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is not observable.

The Group determines for assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, whether transfers occurred between different levels within the hierarchy by reviewing the categorization at the end of each reporting period.

For fair value disclosure purposes, the Group has determined the classes of assets and liabilities based on the nature, characteristics, and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, the fair value of financial instruments measured at amortized cost is disclosed in note 30.11(b).

w)	Segment information -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specific criteria.

Operating segments are a component of an entity for which separate financial information is available and is evaluated periodically by the chief operating decision-maker (“CODM”) related to the allocation of resources and performance evaluation. The Group discloses the same financial information that is used internally to assess the performance of operating segments and decide how to allocate resources to segments, note 27.

x)	Fiduciary activities, fund management, and pension funds -

The Group provides custody, administration, investment management, and advisory services to third parties that result in holding or lending assets on their behalf. These assets and the results on them are excluded from the consolidated financial statements, as they are not Group assets, note 30.12.

Commissions generated by this activity are included in the “Commissions and fees” line of the consolidated statement of income.

y)	Cash and cash equivalents -

For the purposes of the consolidated statement of cash flows, cash and cash equivalents correspond to cash balances, funds deposited with central banks, “overnight” deposits, interbank funds, and deposits with maturities of three months or less from the acquisition date, excluding restricted funds, see note 4(a).

Guarantee funds committed as part of a repurchase agreement are presented in the “Guarantee funds, repurchase agreements, and financing with securities” line of the consolidated statement of financial position, see note 5(a).

Guarantee funds committed in trading of derivative financial instruments are presented in the “Other assets” line of the consolidated statement of financial position, see note 12(c).

Unrealised gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and the end of the period. This amount is presented separately from cash flows from operating, investing and financing activities and includes the differences, if any, had those cash flows been reported at end of period exchange rates.

z)	Repurchase and resale agreements and loans and financing with securities -

Securities sold under agreements to repurchase on a specific future date are not derecognized from the consolidated statement of financial position because the Group retains substantially all risks and benefits inherent in ownership. The cash received is recorded as an asset in the “Available funds” line, and the corresponding obligation to return it, including accrued interest, is recorded as a liability in the “Accounts payable for repurchase agreements and securities loans” line, reflecting the economic substance of the operation as a loan received by the Group. The difference between the selling price and the repurchase price is accrued during the contract term using the effective interest rate method and is recorded in the “Interest and similar expenses” line of the consolidated statement of income.

As part of this transaction, the Group delivers assets as collateral. When the counterparty receives securities and has the right to sell them or re-deliver them as collateral, the Group reclassifies these securities to the “Investments at fair value with changes in other comprehensive income under collateral” or “Investments at amortized cost under collateral” lines, as appropriate, in the consolidated statement of financial position. When the counterparty receives guarantee funds that will be restricted until the contract maturity, the Group reclassifies such cash to the “Guarantee funds, repurchase agreements, and financing with securities” line of the consolidated statement of financial position. When the counterparty receives credit portfolios as collateral, the Group maintains these credits in the “Credit portfolio, net” line in the statement of financial position, the control of which is kept in off-balance sheet accounts.

On the other hand, securities purchased under agreements to resell on a specific future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outflow of an asset from the “Available funds” line, and the corresponding right to collect it, including accrued interest, is recorded in the “Guarantee funds, repurchase agreements, and financing with securities” line, reflecting the economic substance of the operation as a loan granted by the Group. The difference between the purchase price and the resale price is accrued during the contract term using the effective interest rate method and is recorded in the “Interest and similar income” line of the consolidated statement of income.

If securities purchased under a resale agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the “Financial liabilities at fair value with changes in income” line of the consolidated statement of financial position, and is measured at fair value, recording gains or losses in the “Net gain on securities” line of the consolidated statement of income.

Loans and financing are usually secured by securities. The transfer of securities to counterparties is only reflected in the consolidated statement of financial position if the risks and benefits inherent in ownership are also transferred.

aa)	International Financial Reporting Standards issued, but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not yet effective as of December 31, 2023.

Modifications to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following points:

-	The meaning of the right to defer settlement of a liability.
-	That the right to defer settlement of the liability must exist at the end of the period.
-	That classification is not affected by the probability that the entity will exercise its right to defer settlement of the liability.
-	That only if any embedded derivative in a convertible liability represents an equity instrument in itself, the terms of the liability would not affect its classification.

In addition, a disclosure requirement was introduced when a liability derived from a loan agreement is classified as non-current and the entity’s right to defer settlement is subject to the fulfillment of future commitments within a period included in a twelve-month period.

The amendments will be effective for periods beginning on or after January 1, 2024, and must be applied retrospectively. The Group is assessing the impact these amendments will have on its current practices.

The amendments are not expected to have a material impact on the Group’s financial statements.

Supplier Financing Agreements - Modifications to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional information about such arrangements to be disclosed. The objective of the disclosure requirements imposed by the amendments is to help users of financial statements have a better understanding of the effects of supplier financing arrangements on liabilities, cash flows and exposure to liquidity risk. of an entity.

The amendments will be effective for annual periods beginning on or after January 1, 2024. Early application is permitted as long as this fact is disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

There are no other standards and amendments to standards that have not yet come into force and that are expected to have a significant impact on the Group, either in the current or future period, as well as in foreseeable future transactions.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2023	2022
	S/(000)	S/(000)

Cash and clearing (b)	5,227,446	5,410,294
Deposits with Central Reserve Bank of Peru (BCRP) (b)	23,673,777	24,160,723
Deposits with Central Reserve Bank of Bolivia and bank Republic of Colombia (b)	1,397,469	634,684
Deposits with foreign banks (c)	2,951,396	2,582,838
Deposits with local banks (c)	600,180	1,009,997
Interbank funds	–	269,314
Accrued interest	70,346	53,112
Total cash and cash equivalents	33,920,614	34,120,962
Restricted funds	10,334	62,878
Total cash	33,930,948	34,183,840

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see note 3(y).

b)	Cash, clearing and deposits with Central Banks and Bank of the Republic -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must be maintained able to honor their obligations with the public. The composition of these funds is as follows:

	2023	2022
	S/(000)	S/(000)

Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	21,182,492	21,103,687
Deposits with Central Reserve Bank of Bolivia	1,352,378	628,399
Deposits with Republic Bank of Colombia	45,091	6,285
Cash in vaults of Bank	4,490,602	4,714,275
Total legal cash requirements	27,070,563	26,452,646

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	1,546,478	2,013,703
Term deposits with Central Reserve Bank of Peru (iii)	-	545,000
Cash in vaults of Bank and others	736,844	696,019
Other Deposits BCRP	944,807	498,333
Total additional funds	3,228,129	3,753,055
Total	30,298,692	30,205,701

(i)
As of December 31, 2023 cash and deposits that generate interest subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 6.01 percent and 34.87 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP; as of December 31, 2022, 6.01 percent and 34.55 percent, respectively.

As of December 31, 2023, part of the additional reserve funds in dollars at a variable rate amounting to US$150.0 million, equivalent to S/556.4 million, have cash flow coverage through interest rate swaps (IRS), through which said funds are converted into dollars at a fixed rate, see note 12(c).

The reserve funds, which represent the minimum mandatory, do not earn interest; however, the mandatory reserve deposited in BCRP in excess of minimum mandatory, earns interests at a nominal rate established by BCRP.

In Management’s opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)
As of December 31, 2023, the Group maintains four “overnight” deposits with the BCRP, of which one is denominated in soles in amount of S/1,160.0 million and two are denominated in U.S. Dollar in amount of US$104.2 million, equivalent to S/386.5 million. At said date, the deposit in soles and deposits in U.S. Dollar accrue interest at annual rates of 4.00 percent and 5.34 percent, respectively, and have maturities at 5 days.

As of December 31, 2022, the Group maintained three “overnight” deposits with the BCRP, which one were denominated in soles in amount of S/35.0 million and two in US Dollar in amount of US$518.8 million, equivalent to S/1,978.7 million. At said date, deposits in soles and deposits in U.S. Dollar accrued interest at annual rates of 5.25 percent and 4.39,  respectively, and had maturities at 4 days.

(iii)
As of December 31, 2023, the Group no maintains term deposits with the BCRP. As of December 31, 2022, the group held four term deposits denominated in soles, accruing interest at an annual rate between 7.30 percent and 7.49 percent and expired on January 3, 2023.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. Dollar; these are cash in hand and earn interest at market rates. As of December 31, 2023 and 2022 Credicorp and its Subsidiaries do not maintain significant deposits with any bank.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2023	2022
	S/(000)	S/(000)

Cash collateral on repurchase agreements and security lendings (i)	607,639	649,769
Reverse repurchase agreement and security Borrowings (ii)	719,722	452,087
Receivables for short sales	83,286	–
Total	1,410,647	1,101,856

(i)
As of December 31, 2023, the balance mainly comprises cash guarantees in U.S. Dollar and Bolivianos. Cash guarantees were delivered to the Central Bank of Bolivia, in Bolivians and U.S. Dollar for the equivalent of S/590.7 million (S/424.8 million, as of December 31, 2022). As of December 31, 2022, cash collateral for approximately US$52.5 million, equivalent to S/200.4 million to secure a borrowing in Soles of approximately S/185.0 million.

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

(ii)
Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2023						2022
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Instruments issued by the Colombian Government	Colombian peso	6.09	–	603,441	82,075	685,516	687,878	4.66	–	205,480	26,979	232,459	254,226
Other instruments	Several	0.96	6,722	25,585	1,899	34,206	34,223	1.69	42,616	128,232	48,780	219,628	218,859
			6,722	629,026	83,974	719,722	722,101		42,616	333,712	75,759	452,087	473,085

b)
Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2023						2022
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debt instruments, cash and credit portfolio (c)			–	9,582	8,596,559	8,606,141	9,268,346		-	64,273	12,268,416	12,332,689	12,449,218
Instruments issued by the Colombian Government	Colombian pesos	6.22	–	1,410,328	–	1,410,328	1,408,486	6.12	–	539,731	–	539,731	536,398
Instruments issued by the Chilean Government	Chilean pesos	0.75	57,066	–	–	57,066	57,095	0.96	38,192	–	–	38,192	38,192
Other instruments		6.91	41,056	53,836	–	94,892	94,659	3.77	15,840	40,273	–	56,113	56,193
			98,122	1,473,746	8,596,559	10,168,427	10,828,586		54,032	644,277	12,268,416	12,966,725	13,080,001

c)
As of December 31, 2023, and 2022, the Group has repurchase agreements secured with: (i) cash, see note 4(a), (ii) investments, see note 6(b), and (iii) loans, see note 7(a). This item consists of the following:

		2023			2022
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP	Sol	January 2024 / September 2025	5,436,564	Investment and credit portfolio	January 2023 / September 2025	3,263,472	Investment and credit Portfolio
BCRP - Reactiva Perú (*)	Sol	May 2024 / December 2025	1,779,934	Loans guaranteed by National Government	May 2023 / December 2025	6,981,698	Loans guaranteed by National Government
Banco Central de Bolivia	Boliviano	December 2024 / March 2025	590,715	Cash	January 2023 / December 2023	424,822	Cash
Natixis S.A.	Sol	August 2028	270,000	Investments	August 2028	270,000	Investments
Citigroup Global Markets Limited (i)	U.S. Dollar	August 2026	166,905	Investments	August 2026	171,630	Investments
BCRP - Reactiva Perú Especial (*)	Sol	June 2024 / December 2025	133,309	Loans guaranteed by National Government	June 2023 / December 2025	793,734	Loans guaranteed by National Government
Natixis (ii)	U.S. Dollar	August 2026	92,725	Investments	August 2026	95,350	Investments
Banco de la República	Colombian peso	January 2024	9,569	Investments	January 2023	58,955	Investments
BCRP, note 5(a)(i)	Sol	-	-	-	March 2023	185,000	Cash with BCRP
Other minors	-	-	-	-	January 2023	5,099	Investments
Accrued interest			126,420			82,929
			8,606,141			12,332,689

(*)   Throug Repo Operations, BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government (Reactiva Especial). The BCRP will charge a fixed interest annual rate in soles of 0.50 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 31, 2023, the total credits granted through the Reactiva Peru program are S/2,877.2 million (S/8,877.2 million, as of December 31, 2022), see Note 7(a).

As of December 31, 2023, said operations accrue interest at fixed and variable rates between 0.50 percent and 13 percent and SOFR 7.42 percent and 7.63 percent, (between 0.50 percent and 12.84 percent and between Libor 6M + 1.68 percent and Libor 6M + 1.90 percent, respectively, as of December 31, 2022).

In July 2023, cross currency swaps (CCS) that hedged certain repurchase agreements were canceled early, the details of which are as follows:

(i)
Cross currency swaps (CCS) which was designated as cash flow hedge of certain repurchase agreements in U.S. dollars at a variable rate for a nominal amount of US$45 million (US$45 million, equivalent to S/171.6 million, as of December 31, 2022). Through the cross currency swap (CCS), these repurchase agreements were economically converted into Soles at a fixed rate, see Note 12(c).

(ii)
Cross currency swap (CCS) which was designated as cash flow hedge of certain repurchase agreements in U.S. dollars at a variable rate for a nominal amount of US$25 million (US$25 million, equivalent to S/95.3 million, as of December 31, 2022). Through the cross currency swap (CCS), these repurchase agreements were economically converted into Soles at a fixed rate, see Note 12(c).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2023	2022
	S/(000)	S/(000)

Government Bonds (i)	1,555,548	651,219
Investment funds (ii)	1,199,026	885,574
Mutual funds (iii)	1,106,548	1,582,050
Restricted mutual funds (iv)	334,162	351,317
Corporate bonds	228,302	103,330
Certificates of deposit BCRP (v)	192,666	-
Participation in RAL Funds (vi)	145,414	167,781
Bonds from financial organizations	92,907	47,770
Shares	38,723	47,820
Subordinated bonds	31,582	84,121
ETF (Exchange - Traded Fund)	29,582	25,042
Central Bank of Chile bonds	12,655	202,986
Hedge funds	291	280
Others	8,917	48,269
Balance before accrued interest	4,976,323	4,197,559
Accrued interest	6,338	1,775
Total	4,982,661	4,199,334

(i)	As of December 31, 2023, and 2022 the balance of these instruments includes the following government treasury bonds:

	2023	2022
	S/(000)	S/(000)

Colombian Government Bonds	1,401,000	609,255
Peruvian Government Bonds	141,349	–
Chilean Government Bonds	8,497	38,153
Swiss Government Bonds	4,702	–
United States of America Government Bonds	–	3,811
Total	1,555,548	651,219

(ii)
As of December 31, 2023, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia and other countries, which represent 54.3 percent, 28.1 percent, 10.0 percent, and 7.6 percent respectively. As of December 31, 2022, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia and other countries, which represented 44.3 percent, 30.8 percent, 15.5 percent and 9.4 percent respectively.

(iii)
As of December 31, 2023, the balance corresponds to mutual funds from Luxembourg, Bolivia, Ireland, and other countries, which represent 52.0 percent, 35.5 percent, 6.7 percent, and 5.8 percent of the total, respectively. As of December 31, 2022, the balance corresponds to mutual funds from Luxembourg, Bolivia, Peru, and other countries, which represent 64.2 percent, 23.5 percent, 4.8 percent, and 7.5 percent of the total, respectively.

(iv)
The restricted mutual funds comprise the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted, and the yield received is the same as that received by the private pension funds managed.

(v)
As of December 31, 2023, the balance corresponded to 520 certificates of deposit for US$51.9 million, equivalent to S/192.7 million, which accrue interest at an effective annual rate of 5.68 percent, and maturing in January 2024

(vi)
As of December 31, 2023, these funds are approximately Bs194.6 million, equivalent to S/105.2 million, and US$10.8 million, equivalent to S/40.2 million. As of December 31, 2022, these funds amounted to approximately Bs218.7 million, equivalent to S/121.7 million, and US$12.1 million, equivalent to S/46.1 million; and include the investments made by the Group in the Central Bank of Bolivia as guarantee for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

b)	Investments at fair value through other comprehensive income consist of the following:

	2023				2022
		Unrealized gross amount				Unrealized gross amount
	Cost	Profits	Losses	Estimated fair value	Cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate bonds (i)	13,643,405	177,408	(643,985)	13,176,828	13,914,118	61,336	(1,194,756)	12,780,698
Certificates of deposit BCRP (ii)	10,924,181	11,125	(53)	10,935,253	7,021,219	868	(2,608)	7,019,479
Government Bonds (iii)	10,387,141	185,055	(207,320)	10,364,876	9,139,100	59,788	(670,177)	8,528,711
Securitization instruments (iv)	710,695	15,611	(48,421)	677,885	772,737	1,564	(107,377)	666,924
Negotiable certificates of deposit (v)	458,503	6,501	(2,368)	462,636	577,286	9,988	(1,516)	585,758
Subordinated bonds	282,368	2,243	(6,793)	277,818	377,111	462	(17,467)	360,106
Others	340,867	1,210	(1,739)	340,338	117,123	958	(6,831)	111,250
	36,747,160	399,153	(910,679)	36,235,634	31,918,694	134,964	(2,000,732)	30,052,926
Equity instruments designated at the initial recognition

Shares issued by:
Alicorp S.A.A.	12,197	134,185	–	146,382	12,197	144,641	–	156,838
Inversiones Centenario	112,647	23,214	–	135,861	112,647	14,158	–	126,805
Holding Bursatil Chilena S.A.	20,457	–	(1,761)	18,696	–	–	–	–
Holding Bursatil Regional S.A.	20,599	–	(2,318)	18,281	–	–	–	–
Corporación Andina de Fomento	4,441	776	–	5,217	4,441	930	–	5,371
Compañía Universal Textil S.A.	6,195	–	(2,415)	3,780	9,597	–	(3,191)	6,406
Bolsa de Valores de Colombia	33	–	149	182	3,541	–	(1,152)	2,389
Bolsa de Valores de Lima	–	–	–	–	18,367	6,632	–	24,999
Bolsa de Comercio de Santiago	–	–	–	–	3,995	4,006	–	8,001
Pagos Digitales Peruanos S.A.	5,611	–	(5,611)	–	5,611	–	(5,611)	–
Others	3,522	2,906	(25)	6,403	2,844	3,392	(690)	5,546
	185,702	161,081	(11,981)	334,802	173,240	173,759	(10,644)	336,355

Balance before accrued interest	36,932,862	560,234	(922,660)	36,570,436	32,091,934	308,723	(2,011,376)	30,389,281
Accrued interest				473,504				396,880
Total				37,043,940				30,786,161

The variation in the fair value of the investments is mainly due to the decrease in interest rates in soles and in foreign currency, which positively affected the investment portfolios at fair value with changes in other comprehensive income as of December 31, 2023. Credicorp’s management has determined that the unrealized losses of investments at fair value through other comprehensive income as of December 31, 2023 and December 31, 2022 are of a temporal nature; considering factors such as the planned strategy in relation to the security or portfolio identified, the related guarantee and the credit rating of the issuers. During 2023, as a result of the evaluation of the impairment loss of investments at fair value with changes in other comprehensive income, the Group has recorded a provision for credit loss of S/4.3 million (provision for credit loss of S/58.3 million ended December 31, 2022), which is presented in the caption “Net gain in securities”, see note 21 of the consolidated statement of income. Furthermore, Management has decided and has the ability to hold each of these investments for a period of time to allow an early recovery in fair value, even before their sufficient recovery or maturity.

The maturities and annual market rates of investments at fair value through other comprehensive income during 2023 and 2022, are as follows:

	Maturities		Annual effective interest rate
	2023	2022	2023						2022
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate bonds	Jan-2024 / Nov-2095	Jan-2023 / Nov-2095	3.17	18.23	2.26	54.02	2.98	15.67	4.10	13.45	0.29	29.61	2.60	14.89
Certificates of deposit BCRP	Jan-2024 / Dec-2024	Jan-2023 / Sep-2023	5.42	6.74	–	–	–	–	7.13	7.48	–	–	–	–
Government bonds	Jan-2024 / Feb-2055	Jan-2023 / Feb-2055	0.90	6.82	0.92	8.89	4.19	4.19	1.87	8.13	–	8.19	–	–
Securitization instruments	Sep-2025 / Sep-2045	Aug-2023 / Sep-2045	4.11	29.78	6.09	16.11	5.80	6.00	5.03	30.87	5.64	16.63	3.50	7.50
Negotiable certificates of deposits	Jan-2024 / Nov-2037	Jan-2023 / Jul-2033	–	–	–	–	0.53	5.74	8.76	8.76	2.48	4.80	1.00	13.50
Subordinated bonds	Apr-2024 / Aug-2045	Jan-2023 / Aug-2045	3.23	9.42	2.81	7.14	–	–	2.15	10.01	3.36	23.73	–	–
Others	Jan-2024 / Feb-2035	Apr-2023 / Feb-2035	0.14	1.76	8.12	9.08	0.25	6.10	2.22	9.56	8.03	8.58	0.05	0.08

Likewise, as of December 31, 2023, the Group entered into repurchase agreements for government bonds and BCRP certificates of deposit classified as investments at fair value through other comprehensive income, for an estimated fair value of S/4,269.9 million (S/1,108.1 million as of December 31, 2022), whose related liability is presented in “Accounts payable for repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

As of December 31, 2023, the Group maintains IRS, which have been designated as hedges of the fair value of certain fixed-rate bonds in US dollars issued by corporate companies classified as investments at fair value through other comprehensive income, for a nominal amount of S/778.9 million (S/926.5 million as of December 31, 2022), see note 12(c); through said IRS these bonds were economically converted to a variable rate.

(i)
As of December 31, 2023, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Colombia and other countries, which represent 40.2 percent, 34.2 percent, 4.3 percent and 21.3 percent of the total, respectively. As of December 31, 2022, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Chile and other countries, which represent 39.2 percent, 37.4 percent, 4.4 percent and 19.0 percent of the total, respectively.

Likewise, as of December 31, 2023, the Group maintains Cross currency swaps (CCS), which were designated as cash flow hedges of certain corporate bonds for nominal amounts of S/126.6 million. As of December 31, 2022, it held CCS for an amount of S/131.4 million, see note 12(c); Through said Cross currency swaps (CCS) the bonds were economically converted to soles at a fixed rate.

As of December 31, 2023, the most significant individual unrealized loss amounts to approximately S/25.2 million of Inversiones Nacionales de Turismo - Intursa S.A, S/34.2 million as of December 31, 2022. The variation of the unrealized loss with respect to to the balance of 2022 is due to the behavior of the market.

(ii)
As of December 31, 2023, the Group maintains 111,613 BCRP certificates of deposit. As of December 31, 2022, it held 70,253 BCRP certificates of deposit; which are instruments issued at a discount through public auction, negotiated in the Peruvian secondary market and payable in soles. The increase in the balance is mainly due to the acquisition of new instruments.

(iii)	As of December 31, 2023 and December 31, 2022, the balance includes the following Government Treasury Bonds:

	2023	2022
	S/(000)	S/(000)

Peruvian Government Bonds	8,260,261	6,126,564
United States of America Government Bonds	1,740,125	2,103,713
Colombian Government Bonds	204,525	130,883
Chilean Government Bonds	78,034	78,383
Bolivian Government Bonds	41,436	67,040
Others	40,495	22,128
Total	10,364,876	8,528,711

(iv)	As of December 31, 2023 and December 31, 2022, the balance of securitization instruments includes the following:

	2023	2022
	S/(000)	S/(000)

Inmuebles Panamericana S.A.	153,034	133,079
ATN S.A.	77,666	77,047
Colegios Peruanos S.A.	77,560	61,109
Multimercados Zonales S.A.C.	53,540	47,643
Inmobiliaria Terrano S.A. y Operadora Portuaria S.A.	40,530	–
Costa de Sol S.A.	36,717	37,653
Nessus Hoteles Perú S.A.	34,330	32,519
Concesionaria La Chira S.A.	27,457	25,906
Ferreyros S.A.	25,068	–
Redesur y Tesur	24,504	27,718
Centro Comercial Plaza Norte S.A.C.	24,504	21,996
Compañía de Turismo La Paz S.A.C.	24,174	23,375
Asociación Civil San Juan Bautista	23,565	24,122
Aeropuertos del Perú S.A.	14,730	30,301
Homecenters Peruanos S.A.	–	22,804
Fábrica Nacional de Cemento S.A.	–	22,529
Telefónica Celular de Bolivia S.A.	–	21,470
Others	40,506	57,653
Total	677,885	666,924

The instruments have periodic payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana S.A.), and accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (ATN S.A.).

(v)
As of December 31, 2023, the balance corresponds to certificates equivalent to S/462.6 million in other currencies. issued mainly by the financial systems of Colombia and Bolivia. As of December 31, 2022, the balance corresponds to certificates in other currencies for an amount equivalent to S/573.2 million, certificates in soles for an amount of S/5.9 million and certificates in dollars for an amount of US$1.8 million, equivalent to S/6.7 million.

c)	Amortized cost investments consist of the following:

	2023
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	9,323,970	8,860,624
Corporate bonds (i)	447,245	447,774
Other government bonds (i)	89,484	89,482
Negotiable certificates of deposits	55,336	29,672
Subordinated bonds (i)	29,648	29,801
Certificates of payment on work progress (CRPAO) (ii)	22,717	22,433
	9,968,400	9,479,786
Accrued interest	220,527	220,527
Total investments at amortized cost, net	10,188,927	9,700,313

	2022
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	9,573,026	8,055,873
Corporate bonds (i)	442,558	445,684
Other government bonds (i)	114,262	113,759
Subordinated bonds (i)	49,597	49,830
Certificates of payment on work progress (CRPAO) (ii)	47,584	46,786
	10,227,027	8,711,932
Accrued interest	218,702	218,702
Total investments at amortized cost, net	10,445,729	8,930,634

The expected loss of investments at amortized cost as of December 31, 2023 and 2022 is S/2.3 million and S/3.9 million, respectively.

(i)
As of December 31, 2023, said bonds have maturities between January 2024 and February 2042; accruing interest at an effective annual rate between 5.59 percent and 6.82 percent annually for bonds issued in soles, between 4.53 percent and 21.23 percent for bonds issued in US dollars, and between 8.67 percent and 11.53 percent annually for bonds issued in other currencies. As of December 31, 2022, they have maturities between January 2023 and February 2042; accruing interest at an effective annual rate between 6.65 percent and 8.13 percent annually for bonds issued in soles, between 2.59 percent and 16.30 percent for bonds issued in US dollars, and between 5.66 percent and 11.24 percent annually for bonds issued in other currencies.

Credicorp Management has determined that, as of December 31, 2023, the difference between the amortized cost and the fair value of these investments is of a temporary nature and Credicorp has the intention and ability to hold each of these investments until maturity.
As of December 31, 2023, the Group has investment repurchase agreement operations at amortized cost for an estimated fair value of S/2,264.1 million. As of December 31, 2022, the amount amounted to S/3,540.5 million, the related liability of which is presented in the item “Payables from repurchase agreements and securities lending” of the condensed interim consolidated statement of financial position, see note 5(c).

(ii)
As of December 31, 2023, there are 26 certificates of Annual Recognition of Work Progress Payment - CRPAO (57 CRPAO as of December 31, 2022), issued by the Peruvian State to finance projects and concessions. Said issuance is a mechanism established in the concession contract signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2024 and April 2026, accruing interest at an effective annual rate between 7.12 percent and 7.75 percent (between January 2023 and April 2026, accruing interest at an effective annual rate between 6.20 percent and 7.59 percent as of December 31, 2022).

The increase in bonds at amortized cost is due to the fact that, in October 2022, Banco de Crédito del Perú reclassified its portfolio of bonds at fair value through other comprehensive income at amortized cost due to a change in its business model, see note 6(b).

d)	The table below shows the balance of investments classified by maturity, without considering accrued interest or provision for credit loss:

	2023
	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)

Up to 3 months	5,297,064	102,203
From 3 months to 1 year	7,778,579	1,309,800
From 1 to 3 years	5,409,142	733,057
From 3 to 5 years	5,378,056	1,193,767
More than 5 years	12,372,792	6,629,573
Without maturity	334,803	–
Total	36,570,436	9,968,400

	2022
	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)

Up to 3 months	8,246,819	191,098
From 3 months to 1 year	2,599,972	343,670
From 1 to 3 years	4,088,478	1,456,530
From 3 to 5 years	4,374,806	459,604
More than 5 years	10,742,851	7,776,125
Without maturity	336,355	–
Total	30,389,281	10,227,027

7	LOANS, NET

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)
Direct loans -
Loans	115,170,158	119,602,591
Credit cards	7,112,268	6,187,910
Leasing receivables	5,735,973	6,174,850
Factoring receivables	3,431,323	3,976,898
Discounted notes	3,170,887	2,982,291
Advances and overdrafts in current account	321,962	219,932
Refinanced loans	2,407,516	2,100,018
Total direct loans	137,350,087	141,244,490

Internal overdue loans and under legal collection loans	6,133,167	5,945,779
	143,483,254	147,190,269
Add (less) -
Accrued interest	1,492,797	1,436,105
Total direct loans	144,976,051	148,626,374
Allowance for loan losses (c)	(8,277,916)	(7,872,402)
Total direct loans, net	136,698,135	140,753,972

The loan portfolio is partially backed by guarantees received from clients, consisting mostly of mortgages, bonds, securities, industrial pledges and commercial pledges. Additionally, the Bank has participated in the Reactiva Perú I and II Program (liquidity program launched by the Peruvian Government in 2020, aimed at providing a quick and effective response to the liquidity needs that companies faced due to the impact of COVID-19). 19, ensure continuity in the payment chain).

As of December 31, 2023, the direct credits of the Reactiva Perú program amount to S/2,877.2 million and the credits of the FAE-MYPE program amount to S/3.6 million and S/10.1 million for FAE-MYPE 1 and FAE-MYPE 2, respectively. As of December 31, 2022, the direct credits of the Reactiva Perú program amounted to S/8,877.2 million and the credits of the FAE-MYPE program to S/3.9 million and S/83.6 million for FAE-MYPE 1 and FAE-MYPE 2, respectively.

b)	As of December 31, 2023, and 2022, the composition of the gross credit balance is as follows:

	2023	2022
	S/(000)	S/(000)

Direct loans, Note7(a)	143,483,254	147,190,269
Indirect loans, Note 18(a)	20,051,615	20,928,055
Due from customers on banker’s acceptances	412,401	699,678
Total	163,947,270	168,818,002

Below is the movement of the gross balance of the loan portfolio, direct, indirect and banker’s acceptances by phase for the periods 2023 and 2022:

Stage 1
Loans by class	Balance as of December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portafolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	86,190,457	(7,735,234)	(390,080)	6,837,244	113,232	865,954	(957,315)	–	(995,471)	83,928,787
Residential mortgage loans	18,640,432	(3,890,376)	(87,230)	2,834,608	68,812	–	1,680,893	–	(97,070)	19,150,069
Micro-business loans	13,425,653	(10,427,681)	(193,852)	4,537,627	15,883	(865,954)	9,439,846	–	134,324	16,065,846
Consumer loans	15,386,935	(6,597,935)	(466,950)	3,352,518	68,103	–	3,555,141	–	(63,752)	15,234,060
Total	133,643,477	(28,651,226)	(1,138,112)	17,561,997	266,030	–	13,718,565	–	(1,021,969)	134,378,762

Stage 2
Loans by class	Balance as of December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,850,173	(6,837,244)	(1,901,832)	7,735,234	149,554	505,667	(2,566,703)	–	2,348	5,937,197
Residential mortgage loans	3,207,081	(2,834,608)	(498,299)	3,890,376	109,625	–	(301,840)	–	(14,233)	3,558,102
Micro-business loans	7,266,464	(4,537,627)	(2,151,478)	10,427,681	104,183	(505,667)	(6,021,879)	–	48,637	4,630,314
Consumer loans	3,471,604	(3,352,518)	(1,888,270)	6,597,935	66,491	–	(1,552,101)	–	(25,687)	3,317,454
Total	22,795,322	(17,561,997)	(6,439,879)	28,651,226	429,853	–	(10,442,523)	–	11,065	17,443,067

Stage 3
Loans by class	Balance as of December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,150,200	(113,232)	(149,554)	390,080	1,901,832	(86,176)	(2,325,958)	(377,652)	(82,364)	7,307,176
Residential mortgage loans	1,388,061	(68,812)	(109,625)	87,230	498,299	–	(248,110)	(69,258)	(9,037)	1,468,748
Micro-business loans	1,741,559	(15,883)	(104,183)	193,852	2,151,478	86,176	(2,231,402)	(21,388)	2,621	1,802,830
Consumer loans	1,099,383	(68,103)	(66,491)	466,950	1,888,270	–	(1,763,126)	(21,689)	11,493	1,546,687
Total	12,379,203	(266,030)	(429,853)	1,138,112	6,439,879	–	(6,568,596)	(489,987)	(77,287)	12,125,441

Consolidated 3 Stages
Loans by class	Balance as of December 31, 2022	Written off and forgivens	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	103,190,830	(369,307)	1,285,445	(5,480,669)	(377,652)	(1,075,487)	97,173,160
Residential mortgage loans	23,235,574	(25,205)	–	1,156,148	(69,258)	(120,340)	24,176,919
Micro-business loans	22,433,676	(1,519,522)	(1,285,445)	2,706,087	(21,388)	185,582	22,498,990
Consumer loans	19,957,922	(1,410,633)	–	1,650,547	(21,689)	(77,946)	20,098,201
Total	168,818,002	(3,324,667)	–	32,113	(489,987)	(1,088,191)	163,947,270

Stage 1
Loans by class	Balance as of December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	90,281,463	(10,689,388)	(782,333)	7,640,908	356,896	(21,784)	1,067,360	–	(1,662,665)	86,190,457
Residential mortgage loans	18,702,189	(4,019,065)	(84,000)	1,995,000	27,176	7,496	2,247,060	–	(235,424)	18,640,432
Micro-business loans	10,803,696	(11,398,414)	(235,229)	4,142,176	95,327	(739,253)	10,960,618	–	(203,268)	13,425,653
Consumer loans	11,993,823	(6,578,251)	(300,120)	3,313,501	58,137	753,541	6,176,605	–	(30,301)	15,386,935
Total	131,781,171	(32,685,118)	(1,401,682)	17,091,585	537,536	–	20,451,643	–	(2,131,658)	133,643,477

Stage 2
Loans by class	Balance as of December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	11,342,409	(7,640,908)	(2,586,811)	10,689,388	434,550	614,296	(3,906,923)	–	(95,828)	8,850,173
Residential mortgage loans	1,758,125	(1,995,000)	(292,259)	4,019,065	23,225	427	(286,590)	–	(19,912)	3,207,081
Micro-business loans	8,927,358	(4,142,176)	(1,627,919)	11,398,414	93,396	(599,450)	(6,722,150)	–	(61,009)	7,266,464
Consumer loans	2,921,075	(3,313,501)	(1,025,878)	6,578,251	71,775	(15,273)	(1,741,617)	–	(3,228)	3,471,604
Total	24,948,967	(17,091,585)	(5,532,867)	32,685,118	622,946	–	(12,657,280)	–	(179,977)	22,795,322

Stage 3
Loans by class	Balance as of December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,756,743	(356,896)	(434,550)	782,333	2,586,811	(95,866)	(2,934,746)	(7,803)	(145,826)	8,150,200
Residential mortgage loans	1,371,146	(27,176)	(23,225)	84,000	292,259	–	(283,888)	(2,442)	(22,613)	1,388,061
Micro-business loans	1,906,210	(95,327)	(93,396)	235,229	1,627,919	85,153	(1,905,488)	(909)	(17,832)	1,741,559
Consumer loans	1,099,329	(58,137)	(71,775)	300,120	1,025,878	10,713	(1,205,204)	(304)	(1,237)	1,099,383
Total	13,133,428	(537,536)	(622,946)	1,401,682	5,532,867	–	(6,329,326)	(11,458)	(187,508)	12,379,203

Consolidated 3 Stages
Loans by class	Balance as of December 31, 2021	Written off and forgivens	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance as of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	110,380,615	(421,522)	496,646	(5,352,787)	(7,803)	(1,904,319)	103,190,830
Residential mortgage loans	21,831,460	(33,940)	7,923	1,710,522	(2,442)	(277,949)	23,235,574
Micro-business loans	21,637,264	(1,164,440)	(1,253,550)	3,497,420	(909)	(282,109)	22,433,676
Consumer loans	16,014,227	(955,356)	748,981	4,185,140	(304)	(34,766)	19,957,922
Total	169,863,566	(2,575,258)	–	4,040,295	(11,458)	(2,499,143)	168,818,002

c)
As of December 31, 2023, and 2022, the allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct loans and indirect loans and due from customers on banker’s acceptances:

Stage 1
Loans by class	Balance as of December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write- offs, net	Changes in PD, LGD and EAD (*)	Transfers between classes of loans	Sale of loan portafolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	571,899	(139,043)	(9,218)	218,944	33,333	23,792	(162,840)	20,026	–	(4,761)	552,132
Residential mortgage loans	83,536	(16,389)	(705)	36,384	36,223	9,628	(94,942)	-	–	367	54,102
Micro-business loans	315,960	(305,106)	(7,484)	137,210	9,520	420,469	(205,832)	(20,026)	–	3,413	348,124
Consumer loans	300,322	(257,482)	(15,591)	173,612	61,421	60,661	(35,337)	-	–	(2,515)	285,091
Total	1,271,717	(718,020)	(32,998)	566,150	140,497	514,550	(498,951)	–	–	(3,496)	1,239,449

Stage 2
Loans by class	Balance as of December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write- offs, net	Changes in PD, LGD and EAD (*)	Transfers between classes of loans	Sale of loan portafolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	493,257	(218,944)	(196,971)	139,043	39,898	(119,049)	208,014	52,764	–	1,524	399,536
Residential mortgage loans	126,832	(36,384)	(41,369)	16,389	58,782	(11,555)	9,120	-	–	(557)	121,258
Micro-business loans	540,913	(137,210)	(354,473)	305,106	64,946	(351,848)	411,980	(52,764)	–	4,632	431,282
Consumer loans	439,574	(173,612)	(576,535)	257,482	56,985	(144,372)	581,442	-	–	(5,814)	435,150
Total	1,600,576	(566,150)	(1,169,348)	718,020	220,611	(626,824)	1,210,556	–	–	(215)	1,387,226

Stage 3
Loans by class	Balance as of December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write- offs, net	Changes in PD, LGD and EAD (*)	Transfers between classes of loans	Sale of loan portafolio	Exchange differences and others	Balance as of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,846,887	(33,333)	(39,898)	9,218	196,971	(632,292)	630,339	(48,356)	(269,312)	(28,670)	2,631,554
Residential mortgage loans	757,780	(36,223)	(58,782)	705	41,369	(149,583)	276,611	-	(40,223)	(6,393)	785,261
Micro-business loans	1,113,154	(9,520)	(64,946)	7,484	354,473	(1,779,826)	1,635,614	48,356	(17,486)	779	1,288,082
Consumer loans	940,872	(61,421)	(56,985)	15,591	576,535	(1,604,579)	1,520,266	-	(16,625)	719	1,314,373
Total	5,658,693	(140,497)	(220,611)	32,998	1,169,348	(4,166,280)	4,062,830	–	(343,646)	(33,565)	6,019,270

Consolidated 3 Stages			Credit loss for the period
	Balance as of December 31, 2022	Write-off and forgiven loan portfolio	New loans, liquidation and write- offs, net	Changes in PD, LGD and EAD (*)	Transfers between classes of loans	Sale of loan portafolio	Exchange differences and others	Balance as of December 31, 2023 (**)

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,912,043	(384,266)	(343,283)	675,513	24,434	(269,312)	(31,907)	3,583,222
Residential mortgage loans	968,148	(28,178)	(123,332)	190,789	-	(40,223)	(6,583)	960,621
Micro-business loans	1,970,027	(1,563,052)	(148,153)	1,841,762	(24,434)	(17,486)	8,824	2,067,488
Consumer loans	1,680,768	(1,485,766)	(202,524)	2,066,371	-	(16,625)	(7,610)	2,034,614
Total	8,530,986	(3,461,262)	(817,292)	4,774,435	–	(343,646)	(37,276)	8,645,945

Stage 1
Loans by class	Balance as of December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write- offs, net	Changes in PD, LGD and EAD (*)	Transfers between classes of loans	Sale of portfolio	Exchange differences and others	Balance as of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	607,880	(167,527)	(16,135)	168,102	41,729	86,676	(120,997)	(12,101)	–	(15,728)	571,899
Residential mortgage loans	76,706	(27,467)	(778)	52,161	15,910	10,256	(43,766)	2,274	–	(1,760)	83,536
Micro-business loans	434,162	(372,672)	(14,219)	152,072	17,632	471,157	(352,379)	(14,695)	–	(5,098)	315,960
Consumer loans	317,597	(195,412)	(9,065)	190,973	54,506	340,981	(419,651)	24,522	–	(4,129)	300,322
Total	1,436,345	(763,078)	(40,197)	563,308	129,777	909,070	(936,793)	–	–	(26,715)	1,271,717

Stage 2
	Balance as of December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write- offs, net	Changes in PD, LGD and EAD (*)	Transfers between classes of loans	Sale of portfolio	Exchange differences and others	Balance as of December 31, 2022

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	652,781	(168,102)	(225,459)	167,527	61,995	(218,631)	167,455	58,569	–	(2,878)	493,257
Residential mortgage loans	97,388	(52,161)	(21,869)	27,467	13,888	(11,992)	76,064	75	–	(2,028)	126,832
Micro-business loans	625,255	(152,072)	(274,896)	372,672	34,163	(384,376)	381,863	(56,841)	–	(4,855)	540,913
Consumer loans	637,763	(190,973)	(312,930)	195,412	62,043	(132,340)	183,112	(1,803)	–	(710)	439,574
Total	2,013,187	(563,308)	(835,154)	763,078	172,089	(747,339)	808,494	–	–	(10,471)	1,600,576

Stage 3
	Balance as of December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write- offs, net	Changes in PD, LGD and EAD (*)	Transfers between classes of loans	Sale of portfolio	Exchange differences and others	Balance as of December 31, 2022

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,730,792	(41,729)	(61,995)	16,135	225,459	(734,370)	814,163	(51,601)	(7,590)	(42,377)	2,846,887
Residential mortgage loans	800,639	(15,910)	(13,888)	778	21,869	(163,673)	143,014	–	(1,671)	(13,378)	757,780
Micro-business loans	1,148,632	(17,632)	(34,163)	14,219	274,896	(1,351,918)	1,048,630	46,447	(830)	(15,127)	1,113,154
Consumer loans	941,416	(54,506)	(62,043)	9,065	312,930	(1,028,864)	822,883	5,154	(249)	(4,914)	940,872
Total	5,621,479	(129,777)	(172,089)	40,197	835,154	(3,278,825)	2,828,690	–	(10,340)	(75,796)	5,658,693

Consolidated 3 Stages			Credit loss for the period
Loans by class	Balance as of December 31, 2021	Write-off loan portfolio	New loans, liquidation and write- offs, net	Changes in PD, LGD and EAD (*)	Transfers between classes of loans	Sale of portfolio	Exchange differences and others	Balance as of December 31, 2022 (**)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,991,453	(421,319)	(445,006)	860,621	(5,133)	(7,590)	(60,983)	3,912,043
Residential mortgage loans	974,733	(33,960)	(131,449)	175,312	2,349	(1,671)	(17,166)	968,148
Micro-business loans	2,208,049	(1,164,678)	(100,459)	1,078,114	(25,089)	(830)	(25,080)	1,970,027
Consumer loans	1,896,776	(955,301)	135,078	586,344	27,873	(249)	(9,753)	1,680,768
Total	9,071,011	(2,575,258)	(541,836)	2,700,391	–	(10,340)	(112,982)	8,530,986

(*)	The movement includes the following effects:

(i)	calibrations to the PD, LGD and EAD models;
(ii)	updating of macroeconomic models and projections;
(iii)	increase or decrease in credit risk due to phase changes;
(iv)	increase or decrease in the credit risk inherent to the loans that remain in the same phase.

(**)
The movement of the credit loss provision for the 2023 period includes the provision for direct and indirect credits and bank acceptances for approximately S/8,277.9 million and S/368.0 million, respectively (S/7,872.4 million and S/658.6 million , respectively, as of December 31, 2022). The expected loss for indirect credits is included in the “Other liabilities” caption of the consolidated statement of financial position, note 12(a).

In Management’s opinion, the credit loss provision for loans recorded as of December 31, 2023 and 2022, has been determined in accordance with IFRS 9 and is sufficient to cover losses in the loan portfolio.

Gross balance of the portfolio of direct and indirect loans and bank acceptances:

As of December 31, 2023, the gross balance of the loan portfolio decreased compared to the end of December 2022. The decrease was mainly due to:

(i)	the amortization of Reactiva Perú loans within BCP’s commercial credit portfolio,
(ii)	the write-offs of consumer loans from BCP and loans to small and micro businesses from Mibanco Perú and BCP,
(iii)	to a lesser extent, the fall in the PEN/USD exchange rate.

The above effects were partially offset, among other things, by the disbursements of general loans from BCP and loans to small and micro businesses from Mibanco Perú.

Credit loss provision for direct and indirect credits and bank acceptances:

As of December 31, 2023, the credit loss provision of the loan portfolio increased compared to the end of December 2022. This growth was mainly due to:

(i)
the deterioration of BCP’s consumer loan portfolio, which was reflected in the migrations to stage 3, and which was generated, among other things, by greater client leverage within a macroeconomic context of high inflation,

(ii)	the migration to stage 3 of loans to small and micro businesses from Mibanco Perú,
(iii)	the record of the expected impact of the El Niño Phenomenon on provisions.

The above effects were partially offset, among other things, by the payments, recoveries and improvement in the credit profile of specific companies of BCP’s Wholesale Banking, and, in addition, by the write-offs of BCP and Mibanco Perú.

Comments on the calibrations carried out on the internal credit risk models are found in greater detail in note 30.1(c).

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of December 31, 2023, and 2022 by maturity based on the remaining period to the payment due date:

	2023	2022
	S/(000)	S/(000)
Outstanding loans -
From 1 to 3 months	30,957,809	34,192,006
From 3 months to 1 year	36,107,936	35,338,442
From 1 to 3 years	29,251,425	29,576,654
From 3 to 5 years	10,906,617	11,572,896
From 5 to 15 years	27,995,370	27,144,332
More than 15 years	2,130,930	3,420,160
	137,350,087	141,244,490

Internal overdue loans -
Overdue up to 90 days	1,459,603	1,264,436
Over 90 days	4,673,564	4,681,343
	6,133,167	5,945,779

Total	143,483,254	147,190,269

See credit risk analysis in Note 30.1

8	INSURANCE AND REINSURANCE CONTRACTS ASSETS AND LIABILITIES

a)	The details of the assets per reinsurance contract are:

	As of December 31, 2023
	Remaining coverage assets	Assets for incurred claims for contracts not measured by PAA	Assets for incurred claims for contracts measured by PAA	Accounts receivable from reinsurers and co-insurers	Accounts payable to reinsurers and co-insurers	Excess of loss contracts	Total
			Present value of future cash flows
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	308,270	–	730,006	110,964	(419,217)	13,985	744,008
Past Service Changes - LIC Adjustments and expenses incurred directly attributable	–	21	441,232	–	–	–	441,232
Future Service Changes - Changes in the FCF that do not adjust the CSM for the underlying group of contracts	7,238	–	–	–	–	–	7,238
Reinsurance recoveries	7,238	21	441,232	–	–	–	448,491
Expenses for assigning the premiums paid to the reinsurer	(837,543)	–	(2,269)	–	–	–	(839,812)
Result of the reinsurance service	(830,305)	21	438,963	–	–	–	(391,321)
Net financial expenses for reinsurance contracts	–	–	43,419	–	–	–	43,419
Other changes	(7,611)	–	(12,114)	59,346	(52,716)	3,521	(9,574)
Cash flow:
Premiums paid net of commissions ceded and other directly attributable expenses paid	885,524	–	2,270	–	–	–	887,794
Reinsurance recoveries	(34,505)	(21)	(367,754)	–	–	–	(402,280)
Net cash flow	851,019	(21)	(365,484)	–	–	–	485,514
Balances at the end of the period	321,373	–	834,790	170,310	(471,933)	17,506	872,046

	As of December 31, 2022
	Remaining coverage assets	Assets for incurred claims for contracts not measured by PAA	Assets for incurred claims for contracts measured by PAA	Accounts receivable from reinsurers and co-insurers	Accounts payable to reinsurers and co-insurers	Excess of loss contracts	Total
			Present value of future cash flows
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	322,427	–	746,346	194,365	(463,886)	13,214	812,466
Past Service Changes - LIC Adjustments and Expenses incurred directly attributable	–	–	316,077	–	–	–	316,077
Future Service Changes - Changes in the FCF that do not adjust the CSM for the underlying group of contracts	1,033	–	–	–	–	–	1,033
Reinsurance recoveries	1,033	–	316,077	–	–	–	317,110
Expenses for assigning the premiums paid to the reinsurer	(775,719)	–	(2,290)	–	–	–	(778,009)
Result of the reinsurance service	(774,686)	–	313,787	–	–	–	(460,899)
Net financial expenses for reinsurance contracts	–	–	(18,608)	–	–	–	(18,608)
Other changes	(13,389)	–	(17,298)	3,303	(789)	–	(28,173)
Cash Flow:
Premiums paid net of commissions ceded and other directly attributable expenses paid	773,918	–	(294,221)	(86,704)	45,458	771	439,222
Reinsurance recoveries	–	–	–	–	–	–	–
Net cash flow	773,918	–	(294,221)	(86,704)	45,458	771	439,222
Balances at the end of the period	308,270	–	730,006	110,964	(419,217)	13,985	744,008

b)	The details of the liability for insurance contracts are:

	As of December 31, 2023
	Remaining coverage liabilities		Liabilities for incurred claims for contracts not measured by PAA	Liabilities for incurred claims for contracts measured by PAA		Accounts receivable for insurance contracts	Debts to intermediaries, marketers and auxiliaries	Total
	Excluding loss component	Loss component		Present value of future cash flows	Risk adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	8,396,418	163,555	1,073,412	2,274,827	14,158	(869,455)	101,093	11,154,008
Insurance income	(3,855,739)	331	–	–	–	–	–	(3,855,408)
Claims incurred and other insurance service expenses	11,544	–	772,038	2,104,635	–	–	–	2,888,217
Adjustments relating to the past to liabilities for incurred claims	(592)	–	(588,726)	(71,098)	4,871	–	–	(655,545)
Losses and recoveries for losses in onerous contracts	(8,812)	25,993	–	–	–	–	–	17,181
Amortization of insurance acquisition cash flows	3,134	–	–	–	–	–	–	3,134
Insurance service expenses	5,274	25,993	183,312	2,033,537	4,871	–	–	2,252,987
Result of the insurance service	(3,850,465)	26,324	183,312	2,033,537	4,871	–	–	(1,602,421)
Net financial expenses for insurance contracts	1,051,939	(4,492)	140,934	146,732	1,759	–	–	1,336,872
Total changes in the income statement	(2,798,526)	21,832	324,246	2,180,269	6,630	–	–	(265,549)
Investment components	(901,136)	(10)	901,131	–	–	–	–	(15)
Other changes	(163,289)	22,700	(1,609)	33,651	(317)	(70,408)	(8,028)	(187,300)
Cash Flow:
Premiums received.	4,773,477	(382)	–	–	–	–	–	4,773,095
Claims and other service expenses paid.	–	–	(1,084,324)	(1,991,308)	–	–	–	(3,075,632)
Insurance acquisition cash flows.	(80,474)	–	–	–	–	–	–	(80,474)
Net Cash Flow	4,693,003	(382)	(1,084,324)	(1,991,308)	–	–	–	1,616,989
Balances at the end of the period	9,226,470	207,695	1,212,856	2,497,439	20,471	(939,863)	93,065	12,318,133

	As of December 31, 2022
	Remaining coverage liabilities		Liabilities for incurred claims for contracts not measured by PAA	Liabilities for incurred claims for contracts measured by PAA		Accounts receivable for insurance contracts	Debts to intermediaries, marketers and auxiliaries	Total
	Excluding loss component	Loss component		Present value of future cash flows	Risk adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	9,246,468	135,365	994,581	2,357,336	14,383	(916,859)	89,700	11,920,974
Insurance income	(3,533,270)	–	–	–	–	–	–	(3,533,270)
Claims incurred and other insurance service expenses	1,953	–	554,692	6,266	–	–	–	562,911
Adjustments relating to the past to liabilities for incurred claims	(13,440)	–	(262,588)	1,836,194	(425)	–	–	1,559,741
Losses and recoveries for losses in onerous contracts	–	92,530	–	–	–	–	–	92,530
Amortization of insurance acquisition cash flows	15,741	–	–	–	–	–	–	15,741
Insurance service expenses	4,254	92,530	292,104	1,842,460	(425)	–	–	2,230,923
Result of the insurance service	(3,529,016)	92,530	292,104	1,842,460	(425)	–	–	(1,302,347)
Net financial expenses for insurance contracts	(793,873)	(9,058)	(29,644)	(40,648)	338	–	–	(872,885)
Total changes in the income statement	(4,322,889)	83,472	262,460	1,801,812	(87)	–	–	(2,175,232)
Investment components	(658,211)	–	658,211	–	–	–	–	–
Other changes	357,096	(55,282)	(3,221)	16,583	(138)	178	(61)	315,155
Cash Flow:
Premiums received.	3,849,115	–	–	–	–	47,226	11,454	3,907,795
Claims and other service expenses paid.	–	–	(838,619)	(1,900,904)	–	–	–	(2,739,523)
Insurance acquisition cash flows.	(75,161)	–	–	–	–	–	–	(75,161)
Net Cash Flow	3,773,954	–	(838,619)	(1,900,904)	–	47,226	11,454	1,093,111
Balances at the end of the period	8,396,418	163,555	1,073,412	2,274,827	14,158	(869,455)	101,093	11,154,008

c)	The components of the movement are presented below:

	As of December 31, 2023
	Present value of future cash flows	Risk adjustment	CSM	Total
			Fair value contracts
	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	7,186,948	254,151	1,154,236	8,595,335
Changes in the statement of income:
Changes in estimates that adjust the CSM	50,644	(97,658)	39,919	(7,095)
Changes in estimates that result in losses and recoveries for contract losses onerous	4,483	(10,842)	(5,615)	(11,974)
Initial recognition contracts	(94,546)	8,226	106,833	20,513
Changes Related to Future Services	(39,419)	(100,274)	141,137	1,444
CSM recognized for services provided	–	–	(128,639)	(128,639)
Changes in the risk adjustment recognized for the expired risk	–	(22,759)	–	(22,759)
Experience Adjustments	871,245	5	174	871,424
Changes Related to Current Services	871,245	(22,754)	(128,465)	720,026
Adjustments to liabilities for incurred claims	(764,140)	9,443	–	(754,697)
Changes related to past services	(764,140)	9,443	–	(754,697)
Result of the insurance service	67,686	(113,585)	12,672	(33,227)
Net financial expenses for insurance contracts	1,140,937	7,125	40,142	1,188,204
Total changes in the income statement	1,208,623	(106,460)	52,814	1,154,977
Other changes	(100,717)	(3,484)	(21,294)	(125,495)
Cash flow:
Premiums collected	1,091,817	–	–	1,091,817
Benefits and expenses paid	(1,085,630)	–	–	(1,085,630)
Acquisition fees paid	(80,474)	–	16,484	(63,990)
Net cash flow	(74,287)	–	16,484	(57,803)
Balances at the end of the period	8,220,567	144,207	1,202,240	9,567,014

      As of December 31, 2023, the insurance contract liabilities measured under the general model is S/8,696.9 million and the variable fee approach is S/870.1 million.

	As of December 31, 2022
	Present value of future cash flows	Risk adjustment	CSM	Total
			Fair value contracts
	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1	7,789,688	284,348	1,292,358	9,366,394
Changes in the statement of income:
Changes in estimates that adjust the CSM	167,426	10,241	(147,298)	30,369
Changes in estimates that result in losses and recoveries for contract losses onerous	65,410	279	–	65,689
Initial recognition contracts	(116,222)	10,178	120,623	14,579
Changes Related to Future Services	116,614	20,698	(26,675)	110,637
CSM recognized for services provided	–	–	(114,272)	(114,272)
Changes in the risk adjustment recognized for the expired risk	–	(15,379)	–	(15,379)
Experience Adjustments	667,764	–	–	667,764
Changes Related to Current Services	667,764	(15,379)	(114,272)	538,113
Adjustments to liabilities for incurred claims	(442,907)	1,316	–	(441,591)
Changes related to past services	(442,907)	1,316	–	(441,591)
Result of the insurance service	341,471	6,635	(140,947)	207,159
Net financial expenses for reinsurance contracts	(879,839)	(26,978)	42,268	(864,549)
Total changes in the income statement	(538,368)	(20,343)	(98,679)	(657,390)
Other changes	(162,140)	(9,854)	(39,443)	(211,437)
Cash Flow:
Premiums collected	1,011,547	–	–	1,011,547
Benefits and expenses paid	(838,619)	–	–	(838,619)
Acquisition fees paid	(75,160)	–	–	(75,160)
Net cash flow	97,768	–	–	97,768
Balances at the end of the period	7,186,948	254,151	1,154,236	8,595,335

      As of December 31, 2022, the insurance contract liabilities measured under the general model is S/7,775.1 million and the variable fee approach is S/820.2 million.

9	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2023, 2022, and 2021 is as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2023	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	375,485	1,146,905	731,678	467,134	571,046	112,161	58,787	3,463,196	3,500,890	3,515,202
Additions	–	3,008	16,056	41,287	93,782	360	167,878	322,371	192,700	107,790
Acquisition of business	–	–	–	364	91	–	–	455	419	–
Transfers	–	–	45,603	10,434	1,192	285	(57,514)	–	–	–
Disposals and others	(48,372)	(9,269)	(13,856)	(33,432)	(51,900)	(5,011)	(51,896)	(213,736)	(230,813)	(122,102)
Balance as of December 31	327,113	1,140,644	779,481	485,787	614,211	107,795	117,255	3,572,286	3,463,196	3,500,890

Accumulated depreciation -
Balance as of January 1	–	725,590	550,001	324,080	492,609	89,818	–	2,182,098	2,192,111	2,140,327
Depreciation of the period	–	22,575	34,658	30,904	35,643	5,328	–	129,108	128,443	140,173
Acquisition of business	–	–	–	–	–	–	–	–	102	–
Disposals and others	–	(3,479)	(13,603)	(27,138)	(47,278)	(4,947)	–	(96,445)	(138,558)	(88,389)
Balance as of December 31	–	744,686	571,056	327,846	480,974	90,199	–	2,214,761	2,182,098	2,192,111

Net carrying amount	327,113	395,958	208,425	157,941	133,237	17,596	117,255	1,357,525	1,281,098	1,308,779

Banks, financial institutions and insurance entities operating in Peru cannot pledge their fixed assets.

During the years 2023 and 2022, the Group, as part of the investment in fixed assets, has made disbursements related mainly to the purchase of computer equipment, furniture and fixtures and the remodeling of its various agencies. During 2021, as part of the investment in fixed assets that it makes annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina, San Pedro office, Lima office.

During the year 2023, Management decided to sell various land and buildings, the approximate sale price of which was S/53.1 million, with a net cost of S/51.4 million (as of December 31, 2022, an approximate sale price of S/46.1 million, with a net cost of S/33.8 million).

Credicorp Ltd. subsidiaries maintain insurance on their main assets in accordance with the policies established by management.

Due to the implementation of IFRS 17, the expense for depreciation and amortization of fixed assets is distributed in the consolidated income statement in the depreciation and amortization item S/125.0 million and S/4.1 million corresponding to the attributable expense in the item insurance technical result.

Management periodically reviews the residual value, useful life and the depreciation method used of the Group’s property, furniture and equipment; in order to ensure that these are consistent with your current economic benefit and life expectations. In the opinion of Management, as of December 31, 2023, 2022 and 2021, there is no evidence of impairment of the Group’s properties, furniture and equipment.

10	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets –

The movement of intangible assets with limited useful life for the years ended December 31, 2023, 2022 and 2021 is as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2023	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	373,602	171,864	73,412	21,100	3,642,091	867,213	17,953	5,167,235	4,708,305	4,293,864
Additions	–	–	–	–	244,879	577,462	6,462	828,803	703,670	532,244
Acquisition of business	2,507	3,457	–	–	10,678	–	–	16,642	7,533	–
Transfers	–	–	–	–	436,050	(436,050)	–	–	–	–
Disposals and others	(204)	–	4,303	–	(54,676)	(107,063)	6,339	(151,301)	(252,273)	(117,803)
Balance as of December 31	375,905	175,321	77,715	21,100	4,279,022	901,562	30,754	5,861,379	5,167,235	4,708,305

Accumulated amortization -
Balance at January 1	302,513	60,488	12,824	21,100	2,637,685	–	5,409	3,040,019	2,795,084	2,475,466
Amortization of the period	15,025	5,827	3,573	–	407,583	–	4,576	436,584	403,726	381,794
Disposals and others	(307)	–	(24)	–	(42,326)	–	416	(42,241)	(158,791)	(62,176)
Balance as of December 31	317,231	66,315	16,373	21,100	3,002,942	–	10,401	3,434,362	3,040,019	2,795,084

Net carrying amount	58,674	109,006	61,342	–	1,276,080	901,562	20,353	2,427,017	2,127,216	1,913,221

During 2023, activated disbursements were mainly related to the implementation and development of various IT projects such as Yape, Collection Suite, Telecredit - Office Banking, Data Lake - Data Vault, Integrated Management of Payment Solutions, Operational CRM, IO App, Among others.

During 2022, the Group has made disbursements mainly related to the implementation and development of various IT projects such as Cubo – Mis Financiero, Yape, DataLake – Data Vault, IFRS 9 Strategic Tool, Office Banking, Vision Plus, among others.

During 2021, the Group has made disbursements mainly related to the implementation and development of various IT projects such as Data Lake - Data Vault, Mobile Banking I14, Telephone Banking by voice call I15 and improvements in Yape, among others.

Due to the implementation of IFRS 17, the expense for depreciation and amortization of intangibles is distributed in the consolidated income statement in the depreciation and amortization item by S/386.1 million and S/50.5 million corresponding to the attributable expense in the item insurance technical result.

In the opinion of Management, the net book value of intangibles does not exceed their recoverable value as of December 31, 2023, 2022 and 2021.

(i)	Client relationships -

This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	37,701	45,262
Credicorp Capital Holding Chile - Inversiones IMT	13,410	15,564
Joinnus S.A.C.	2,507	–
Ultraserfinco S.A.	2,000	6,971
Compañía Incubadora de Soluciones Móviles S.A-Culqi	1,792	1,809
Tenpo SpA	1,264	1,483
Net carrying amount	58,674	71,089

(ii)	Brand name -

This item consists of the following:

	2023	2022
	S/(000)	S/(000)

MiBanco	105,244	111,009
Joinnus S.A.C.	3,457	–
Compañía Incubadora de Soluciones Móviles S.A-Culqi	305	367
Net carrying amount	109,006	111,376

(iii)	Fund management contract -

This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Credicorp Capital Holding Chile - Inversiones IMT	29,553	30,495
Credicorp Capital Colombia	29,229	27,620
Ultrasefinco S.A.	2,560	2,473
Net carrying amount	61,342	60,588

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2023	2022
	S/(000)	S/(000)
MiBanco - Edyficar Perú	273,694	273,694
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia S.A	111,799	92,188
Banco de Crédito del Perú	52,359	52,359
MiBanco Colombia	49,629	99,979
Pacífico Seguros	36,354	36,354
Joinnus S.A.C	35,700	–
Atlantic Security Holding Corporation	29,795	29,795
Tenpo SpA	22,697	23,441
Monokera S.A.S	22,656	–
Wally POS S.A.C	21,046	24,214
Tenpo Technologie SpA	11,719	13,155
Sami Shop S.A.C	4,000	–
Compañía Incubadora de Soluciones Móviles S.A-Culqi	2,297	2,297
Crediseguro Seguros Personales	96	96
Net carrying amount	798,482	772,213

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance of Credicorp Capital Colombia S.A, Mibanco Colombia, Tenpo SPA and Tenpo Technologie SpA. are affected by the effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd. and subsidiaries.

As of December 31, 2023, the Group recorded an impairment of MiBanco Colombia (formerly Bancompartir S.A) for $75,199 million Colombian peso equivalent S/64.1 million and S/7.8 million of minority interest. To determine this impairment, a fair value of $438,259 million Colombian peso, equivalent to US$113.2 million, and a book value of $513,458 million Colombian peso, equivalent to US$132.5 million, were estimated. For the estimation, a discount rate of 15.1 percent and a perpetual growth rate of 6.8 percent were used as assumptions. During 2022, no impairment losses were recorded.

The following table summarizes the key assumptions used for the calculation of the present value in 2023 and 2022:

	2023
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	5.60	13.10
Prima AFP - AFP Unión Vida	1.60	15.50
Mibanco Colombia	6.80	15.10
Credicorp Capital Colombia S.A	4.60	14.90
Banco de Crédito del Perú	4.60	12.40
Pacífico Seguros (*)	4.60	11.8 and 13.9
Atlantic Security Holding Corporation	2.30	12.60
Tenpo SpA	–	25.00
Compañía Incubadora de Soluciones Móviles S.A- Culqi	–	25.00
Wally POS S.A.C.	–	25.00
Sami Shop S.A.C.	–	25.00

	2022
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	5.60	14.30
Prima AFP - AFP Unión Vida	1.60	16.10
MiBanco - Colombia	6.00	16.80
Credicorp Capital Colombia S.A.	4.80	17.90
Banco de Crédito del Perú	4.60	12.80
Pacífico Seguros (*)	4.60	13.0 and 14.3
Atlantic Security Holding Corporation	2.30	15.20
Tenpo SpA	–	25.00
Compañía Incubadora de Soluciones Móviles S.A - Culqi	–	25.00

(*)  As of December 31, 2023, and 2022, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

Cash flows of 5 to 10 years were included, depending on the maturity of the business in the discounted cash flow model. Estimated growth rates are based on historical performance and Management’s expectations regarding market development. A long-term growth rate in perpetuity has been determined considering account forecasts included in industry reports.

Discount rates represent the assessment of the specific risks of the CGU. The discount rate originates from the financial asset pricing model (MVAF). The cost of capital is derived from the benefits that the Group’s investors expect to obtain, the specific risk incorporated by applying comparable individual beta factors adjusted to the debt structure of each CGU and the specific country and market risk premiums for each CGU.  Beta factors are evaluated annually based on available market information.

As a result of the evaluation carried out on the goodwill, an impairment in the goodwill of Mibanco Colombia was recognized, which is explained by a combination of lower projected flows and increased capital contributions in 2023 and 2024, partially offset by a lower discount rate. The macroeconomic context has had a relevant impact on business results. The higher rates have put downward pressure on the intermediation margin due to a higher cost of funding and the difficulty of transferring this increase to active rates. Additionally, the portfolio has deteriorated in a context of low economic growth and high inflation rates; mainly due to the greater transfer of credits to Stage 2 and Stage 3.

The key assumptions described above may change if market and economic conditions change. As of December 31, 2023, and 2022, the Group estimates that the reasonableness of these possible changes in these assumptions would not cause the recoverable amount of all CGUs to decrease below their book value.

11	RIGHT-OF-USE ASSETS, NET AND LEASE OBLIGATIONS

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property: Agencies and offices	Servers and technology platforms	Transport units	Other leases	2023	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1,	807,422	151,363	3,305	64,801	1,026,891	969,355	990,148
Additions	101,585	3,239	3,308	14,709	122,841	113,948	110,005
Disposal and others	(61,753)	(2,231)	(505)	–	(64,489)	(56,412)	(130,798)
Balance as of December 31	847,254	152,371	6,108	79,510	1,085,243	1,026,891	969,355

Accumulated depreciation -
Balance as of January 1,	386,108	71,512	2,052	23,386	483,058	382,938	287,220
Depreciation of the period	105,163	27,831	682	14,157	147,833	151,335	161,287
Disposal and others	(42,614)	(2,247)	(502)	–	(45,363)	(51,215)	(65,569)
Balance as of December 31	448,657	97,096	2,232	37,543	585,528	483,058	382,938

Net carrying amount	398,597	55,275	3,876	41,967	499,715	543,833	586,417

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (b)	1,523,052	1,449,079
Derivatives receivable (c)	987,663	1,478,726
Receivables from sale of investments (d)	411,599	142,765
Operations in process (e)	137,952	155,568
	3,060,266	3,226,138

Non-financial instruments:
Deferred fees (f)	1,197,457	908,399
Investment in associates (g)	748,663	726,993
Investment properties, net (h)	565,274	548,558
Income tax prepayments, net	348,578	186,372
Adjudicated assets, net	107,562	136,079
Improvements in leased premises	100,919	71,747
VAT (IGV) tax credit	86,661	58,329
Others	9,237	9,056
	3,164,351	2,645,533
Total	6,224,617	5,871,671

	2023	2022
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (i)	2,367,204	2,058,229
Salaries and other personnel expenses	1,082,059	930,622
Derivatives payable (c)	891,999	1,345,665
Accounts payable for acquisitions of investments (d)	448,046	153,681
Allowance for indirect loan losses, Note 7(c)	368,029	658,584
Operations in process (e)	258,197	89,480
Dividends payable	62,976	73,607
	5,478,510	5,309,868
Non-financial instruments:
Taxes	727,052	1,062,691
Provision for sundry risks (j)	661,737	624,149
Others	126,392	192,344
	1,515,181	1,879,184
Total	6,993,691	7,189,052

b)
As of December 31, 2023, the balance is mainly composed of accounts receivable from Niubiz, margin call of operations with derivates, for sale of goods and services, accounts receivable for the sale of foreign currency, operations to be settled, funds restricted by Central Bank of Reserve of Bolivia, works for taxes, accounts paid by third parties, commissions receivable, payment protection insurance premium receivable, accounts receivable from clients for stock market operations, advances to personnel, dividends receivable, rents, among others. As of December 31, 2022, the balance mainly comprises funds restricted by the Central Reserve Bank of Bolivia, margin call of operations with derivatives, taxes receivable, accounts receivable from the sale of deferred foreign currency, protection insurance premium of payments receivable, works for taxes, accounts paid by third parties, accounts receivable for the sale of goods and services, commissions receivable, receivable from clients for stock market operations, advances to personnel, operations to settle rents receivable, dividends for charge, among others.

c)
The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2023, and 2022  the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which the fair value of derivatives is measured.

		2023				2022				2023 and 2022
		Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Derivatives held for trading (i) -
Foreign currency forwards		334,505	205,341	32,206,841	January 2024 / March 2026	500,348	288,857	34,224,865	January 2023 / August 2024	–
Interest rate swaps		341,898	204,775	17,471,629	January 2024 / September 2033	415,034	277,988	10,834,324	January 2023 / December 2032	–
Currency swaps		230,818	429,365	12,895,649	January 2024 / August 2033	410,439	749,420	16,000,208	January 2023 / January 2033	–
Foreign exchange options		1,104	4,002	501,189	January 2024 / March 2025	1,349	3,168	362,324	January 2023 / June 2024	–
Futures		1,187	1,618	40,428	March 2024	794	1,450	48,819	March 2023	–
		909,512	845,101	63,115,736		1,327,964	1,320,883	61,470,540
Derivatives held as hedges
Cash flow hedges (ii) -
Cross currency swaps (CCS)	15(a)(i)	13,843	25,524	815,980	January 2025	20,114	8,418	839,080	January 2025	Bonds issued
Cross currency swaps (CCS)	5(c)(i)	–	–	–	–	21,935	–	171,630	August 2026	Repurchase agreements(*)
Cross currency swaps (CCS)	15(a)(v)	1,552	–	78,969	November 2025	–	13,688	145,715	December 2023	Bonds issued
Cross currency swaps (CCS)	6(b)(i)	20,359	9,784	126,624	February 2024 / January 2025	41,746	2,123	131,382	January 2023 / January 2025	Investments
Cross currency swaps (CCS)	14(b)(ii)	–	11,253	222,540	May 2025 / June 2025	–	156	38,140	June 2025	Debts to bank
Cross currency swaps (CCS)	5(c)(ii)	–	–	–	–	14,861	–	95,350	August 2026	Repurchase agreements(*)
Cross interest rate swaps (IRS)	4(b)(i)	786	337	556,350	April 2026 / May 2026	–	–	–		Cash and due from banks
Foreign currency forwards	14(b)	57	–	54,392	June 2024	–	–	–		Debts to bank

Fair value hedges -
Interest rate swaps (IRS)	6(b)	41,554	–	778,890	March 2025 / February 2028	52,106	397	926,497	January 2023 / February 2028	Investments
		78,151	46,898	2,633,745		150,762	24,782	2,347,794
		987,663	891,899	65,749,481		1,478,726	1,345,665	63,818,334

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2023 and 2022.

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

	2023						2022
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	201,816	129,504	3,185	–	–	334,505	276,887	226,117	(2,656)	–	–	500,348
Interest rate swaps	8,870	11,790	94,681	128,141	98,416	341,898	12,395	43,395	58,726	122,943	177,575	415,034
Currency swaps	4,955	45,436	69,962	78,513	31,952	230,818	63,465	60,940	86,950	84,650	114,434	410,439
Foreign exchange options	471	592	41	–	–	1,104	153	1,163	33	–	–	1,349
Futures	1,187	–	–	–	–	1,187	794	–	–	–	–	794
Total assets	217,299	187,322	167,869	206,654	130,368	909,512	353,694	331,615	143,053	207,593	292,009	1,327,964

	2023						2022
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	142,293	57,319	5,729	–	–	205,341	203,269	85,222	366	–	–	288,857
Interest rate swaps	20,615	20,739	48,110	36,596	78,715	204,775	8,073	37,418	45,352	62,460	124,685	277,988
Currency swaps	78,941	129,935	86,455	99,804	34,230	429,365	140,363	258,962	100,267	127,404	122,424	749,420
Foreign exchange options	1,355	2,525	122	–	–	4,002	554	2,483	131	–	–	3,168
Futures	1,618	–	–	–	–	1,618	1,450	–	–	–	–	1,450
Total liabilities	244,822	210,518	140,416	136,400	112,945	845,101	353,709	384,085	146,116	189,864	247,109	1,320,883

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

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2023					2022
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	160,643	1,742,147	–	–	1,902,790	250,835	938,513	76,280	–	1,265,628
Cash outflows (liabilities)	(153,240)	(1,749,748)	–	–	(1,902,988)	(294,548)	(934,119)	(73,232)	–	(1,301,899)
Consolidated statement of income	485	(17,192)	–	–	(16,707)	397	(7,222)	7,070	–	245

As of December 31, 2023, the accumulated balance of the unrealized result from cash flow hedges, net of the corresponding deferred income tax, results from current hedges which maintain an unrealized loss of approximately S/16.7 million and revoked hedges that maintain an unrealized gain of S/5.8 million (As of December 31, 2022, current hedges maintained an unrealized gain of approximately S/0.2 million) See in note 16(c).

d)
As of December 31, 2023 and 2022, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

e)
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

f)
As of December 31, 2023, the balance corresponds mainly to the payment in advance in favor of Latam Airlines Group S.A. Perú Branch for US$169.7 million, equivalent to S/629.5 million, (US$128.0 million, equivalent to S/488.4 million as of December 31, 2022) on account of the Latam Pass Miles that the Bank has been crediting to its clients for the use of credit and debit cards, and other financial products BCP Latam Pass. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

g)	Credicorp’s principal associate is Pacífico S.A Entidad Prestadora de Salud (Pacífico EPS), whose balance amounts to S/686.6 million and S/627.9 million as of December 31, 2023 and 2022, respectively.

h)	Investment properties -

The movement of investment properties is as follows:

	2023			2022
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	328,131	285,188	613,319	526,935
Additions (i)	–	25,034	25,034	87,132
Disposals and others	14,486	(13,146)	1,340	(748)
Ending Period	342,617	297,076	639,693	613,319

Accumulated depreciation
Balance at January 1	–	63,351	63,351	56,412
Depreciation for the period	–	8,115	8,115	7,107
Disposals and others	–	1,543	1,543	(168)
Ending Period	–	73,009	73,009	63,351

Impairment losses (ii)	689	721	1,410	1,410

Net carrying amount	341,928	223,346	565,274	548,558

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)
As of December 31, 2023, the Group has made disbursements for the acquisition of land and real estate for S/25.0 million. As of December 31, 2022, the Group has made disbursements for property improvements for S/87.1 million.

(ii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount.

As of December 31, 2023, and 2022, the market value of the properties amounts to approximately S/1,235.2 million and S/1,206.5 million, respectively; which was determined through a valuation made by an independent appraiser.

i)
As of December 31, 2023, and 2022, the balance corresponds mainly to accounts payable to suppliers, accounts payable to client investors in stock exchange, for accounts payable to policyholders, account payable to intermediaries, accounts payable for premiums to the deposit insurance fund, dividend payable to minor shareholders, accounts payable for foreign exchange sale, interbank operations to be settled with the BCRP, among others.

j)	The movement of the provision for sundry risks for the years ended December 31, 2023, 2022 and 2021 was as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	624,149	614,012	514,382
Provision, note 25	95,873	43,846	70,824
Increase (decrease), net	(58,285)	(33,709)	28,806
Balances at the end of the year	661,737	624,149	614,012

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

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Saving deposits	52,375,813	54,769,045
Demand deposits	48,229,323	48,467,248
Time deposits (c)	41,290,011	37,478,269
Severance indemnity deposits	3,185,603	3,824,629
Bank’s negotiable certificates	1,194,653	1,418,740
Total	146,275,403	145,957,931
Interest payable	1,429,591	1,062,856
Total	147,704,994	147,020,787

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2023	2022
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	37,627,288	39,370,497
In other countries	4,607,210	3,975,654
	42,234,498	43,346,151

Interest-bearing -
In Peru	94,452,833	92,276,991
In other countries	9,588,072	10,334,789
	104,040,905	102,611,780
Total	146,275,403	145,957,931

c)	The balance of time deposits classified by maturity is as follows:

	2023	2022
	S/(000)	S/(000)

Up to 3 months	23,975,997	17,201,364
From 3 months to 1 year	11,420,212	12,688,483
From 1 to 3 years	2,472,740	4,144,424
From 3 to 5 years	327,136	502,291
More than 5 years	3,093,926	2,941,707
Total	41,290,011	37,478,269

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2023, and 2022.

As of  December 31, 2023 and 2022, the balance of deposits and obligations, guaranteed by the Peruvian “Fondo de Seguro de Depositos” (Deposit Insurance Fund) amounts to approximately S/51,875.6 million and S/52,745.2 million, respectively. At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depositos” totaled S/123,810.0 and S/125,603.0, respectively.

As of December 31, 2023 and 2022, the balance of deposits and obligations of Banco de Crédito Bolivia guaranteed by the “Fondo de Protección al Ahorrista” (FPAH, for its Spanish acronym) of Bolivia, amounts to Bs 1,409.9 million Bolivianos (equivalent to S/762.3 million) and Bs 1,369.4 million Bolivianos (equivalent to S/762.1 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “FPAH” totaled Bs 90,240.3 Bolivianos and Bs 96,359.0 Bolivianos (equivalent to S/48,790.4 and S/53,627.0, respectively).

As of December 31, 2023 and 2022, the balance of deposits and obligations of MiBanco Colombia guaranteed by the “Fondo de Garantía de las Instituciones Financieras” (FOGAFÍN, for its Spanish acronym) of Colombia, amounts to $53,049.4 million Colombian pesos (equivalent to S/50.8 million) and $61,349.2 million Colombian pesos (equivalent to S/48.2 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “FOGAFÍN” totaled $50,000,000.0 Colombian pesos (equivalent to S/47,850.0 and S/39,300.0, respectively).

14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

International funds and others (b)	7,362,734	4,694,617
COFIDE and FONCODES credit line (c)	4,389,433	4,107,294
Inter-bank funds	324,400	–
	12,076,567	8,801,911
Interest payable	202,114	135,500
Total	12,278,681	8,937,411

b)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Bank of America N.A.	1,019,975	149
Club Deal Loan (i)	923,965	946,605
Wells Fargo Bank N.A.	898,275	190,699
Bank of New York Mellon	593,440	572,100
International Finance Corporation (IFC) (ii)	567,240	382,840
Standard Chartered Bank Hong Kong LTD	483,654	–
Sumitomo Mitsui Banking Corporation	426,535	–
Corporación Financiera de Desarrollo (COFIDE)	409,890	503,538
Caixabank	370,900	190,700
Commerzbank AG	370,900	–
Banco de la Nación	355,000	–
Citibank N.A.	185,450	381,400
Zürcher Kantonalbank	185,450	95,350
Bradesco Bac Florida Bank	92,725	76,280
Banco BBVA Perú	60,000	114,000
Bancolombia S.A.	58,171	59,604
Banco Bisa S.A.	51,364	–
Banco Nacional de Bolivia S.A.	50,994	–
Banco Internacional del Perú S.A.A. (Interbank) (iii)	50,933	150,000
ICBC Perú Bank S.A.	50,000	100,000
Banco de Occidente	47,463	84,096
Bancoldex	45,292	126,957
Standard Chartered Bank	–	266,923
Scotiabank Perú S.A.A.	–	120,000
The Toronto Dominion Bank	–	247,910
Others	65,118	85,466
Total	7,362,734	4,694,617

As of December 31, 2023, the loans have maturities between January 2024 and April 2035 (between January 2023 and December 2031, as of December 31, 2022) and accrue interest in soles currency at rates that fluctuate between 2.23 percent and 9.33 percent (between 2.23 percent and 9.45 percent, as of December 31, 2022) and accrue interest in foreign currency as follows:

	2023		2022
	Min	Max	Min	Max
	%	%	%	%
Boliviano	4.90	6.90	6.00	6.00
Colombian peso	0.45	17.64	0.40	17.04
U.S. Dollar	5.78	7.09	1.50	6.32

(i)
The balances as of December 31, 2023 and 2022, include a loan under Club Deal Loan for 25 months for US$250.0 million equivalent to S/927.3 million, having five foreign banks as borrowers: Wells Fargo Bank NY - Agent Administrative, Standard Chartered Bank, JP Morgan Chase Bank N.A., HSBC Bank and Bank of America.

Subsequently, in April 2023, JP Morgan Chase Bank carried out a partial assignment of its collection rights in favor of ICBC Perú Bank S.A. for US$20.0 million or S/74.2 million, making it the sixth borrower of the Deal Club.

The loan accrues interest at a 3-month SOFR variable rate plus a spread of 1.5 percent. Likewise, the expenses linked to said transaction were deferred and are coming accruing proportionally over the life of the loan.

(ii)	As of December 31, 2023, Mibanco maintain cross currency swaps (CCS) that were designated as cash flow hedges of certain repo operations in U.S. dollars for a nominal amount of US$60.0 million, equivalent to S/222.5 million.

(iii)	As of December 31, 2023, Mibanco maintain a foreign currency forward for a nominal amount of US$14.7 million, equivalent to S/54.4 million.

c)
Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2024 and January 2032 and bear annual interest in soles at rates that fluctuate between 3.50 percent and 7.60 percent and interest in foreign currency 7.75 percent as of December 31, 2023 (between January 2023 and January 2032 and with annual interest in soles between 3.50 percent and 7.60 percent and interest in foreign currency 7.75 percent as of December 31, 2022). These lines of credit are guaranteed with a portfolio of Fondo Mi Vivienda mortgage loans amounting to S/4,389.4 million and S/4,107.3 million, as of December 31, 2023 and 2022, respectively.

d)	The following table presents the maturities of due to banks and correspondents as of December 31, 2023 and 2022 based on the period remaining to maturity:

	2023	2022
	S/(000)	S/(000)

Up to 3 months	3,513,860	1,420,872
From 3 months to 1 year	3,514,114	1,562,224
From 1 to 3 years	1,568,163	2,660,926
From 3 to 5 years	795,765	694,308
More than 5 years	2,684,665	2,463,581
Total	12,076,567	8,801,911

e)
As of December 31, 2023 and 2022, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/11,752.2 million and S/8,801.9 million, respectively.

f)
Certain debts to banks, correspondents and other entities include specific agreements on how the funds received should be used, the financial conditions that the Bank must maintain, as well as other administrative matters. In Management’s opinion, these specific agreements have been fulfilled by the Bank as of December 31, 2023 and 2022.

15	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			Hedge Accounting			As of December 31, 2023			As of December 31, 2022
	Annual interest	Interest	Type	Notional	Notional Equivalent		Issued	Carrying		Issued	Carrying
	rate	payment				Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Senior notes - BCP (i)	2.70	Semi-annual	CCS	US$220,000	815,980	January 2025	US$700,000	2,571,032	January 2025	US$700,000	2,623,445
Senior notes - BCP (ii)	4.65	Semi-annual	-	-	-	September 2024	S/2,900,000	2,496,413	September 2024	S/2,900,000	2,490,872
Senior notes - Credicorp Ltd. (iii)	2.75	Semi-annual	-	-	-	June 2025	US$500,000	1,706,587	June 2025	US$500,000	1,827,682
Senior notes - BCP (iv)	5.05	Semi-annual	-	-	-	June 2027	US$30,000	111,143	June 2027	US$30,000	114,246
Senior notes - BCP (v)	0.97	Semi-annual	CCS	¥3,000,000	78,969	November 2025	¥3,000,000	78,828	-	-	-
Senior notes - BCP (v)	0.45	Semi-annual	-	-	-	-	-	-	December 2023	¥5,000,000	145,522
Senior notes - BCP	4.25	Semi-annual	-	-	-	-	-	-	April 2023	US$716,301	2,713,911

Corporate bonds -

First program
First issuance (Series A) - Mibanco Colombia	9.00	Quarterly	–	–	–	January 2025	$112,500	82,712	January 2025	$112,500	72,118
								7,046,715			9,987,796

			Hedge Accounting			As of December 31, 2023			As of December 31, 2022
	Annual interest	Interest	Type	Notional	Notional Equivalent		Issued	Carrying		Issued	Carrying
	rate	payment				Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Subordinated bonds -
Subordinated bonds - BCP (vi)	From 3.13 to 3.25	Semi-annual	-	-	-	July 2030 / September 2031	US$1,350,000	4,954,968	July 2030 / September 2031	US$1,350,000	5,064,963

First program
First issuance (Series A) - Pacífico Seguros (vii)	6.97	Quarterly	-	-	-	-	-	-	November 2026	US$60,000	228,840

Second program
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	-	-	-	December 2030	US$50,000	205,952	December 2030	US$50,000	173,635
Second issuance (Series B) - Pacífico Seguros	8.00	Semi-annual	-	-	-	May 2033	US$60,000	185,450	-	-	-
First issuance (Series B) - MiBanco	7.22	Semi-annual	-	-	-	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

Third program
Issuance IV - Banco de Crédito de Bolivia	5.85	Semi-annual	-	-	-	February 2033	Bs137,200	65,562	-	-	-
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	-	-	-	August 2030	Bs100,000	54,067	August 2030	Bs100,000	55,653
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	-	-	-	August 2028	Bs70,000	37,847	August 2028	Bs70,000	39,047

Fourth program
First issuance (Series A) - MiBanco	5.84	Semi-annual	-	-	-	March 2031	S/155,000	146,274	March 2031	S/155,000	146,276
								5,680,120			5,738,414

Negotiable certificate of deposit - MiBanco Colombia	From 1.0 to 17.90	To maturity	-	-	-	January 2024 / January 2027	$1,295,640	1,239,824	January 2023 / January 2027	$978,455	769,132
Negotiable certificate of deposit - MiBanco	From 3.30 to 8.41	Annual	-	-	-	January 2024 / June 2025	S/407,101	407,101	January 2023 / June 2024	S/356,547	356,547

								14,373,760			16,851,889
Interest payable								221,025			155,305
Total								14,594,785			17,007,194

International issues contain certain operating covenants, which, in Management’s opinion, the Group has complied with at the dates of the statement of financial position.

(i)
The Bank issued Senior Notes under the Medium-Term Program proof approximately US$700.0 million at a semi-annual coupon rate of 2.70 percent maturing in January 2025. The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 11, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed. The payment of principal will take place on the due date or when the Bank redeems the notes.

As of December 31, 2023, the bank maintains a currency swap (CCS) for a notional amount of US$220.0 million equivalent to S/816.0 million (US$220.0 million equivalent to S/839.1 million, as of December 31, 2022), note 12(c), which was designated as a partial cash flow hedge of a senior note issued in US dollars at fixed rate; through such CCS, the senior note was economically converted to soles at fixed rate.

(ii)
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

(iii)
As of December 31, 2023, Credicorp Ltd. maintains Senior Notes for approximately US$486.0 million, equivalent to S/1,802.6 million (US$500.0 million, equivalent to S/1,907.0 million as of December 31, 2022) at fixed interest rate, whose maturity date is on June 17, 2025.

All or part of the notes may be redeemed primarily in the following ways: (i) on any date prior to May 17, 2025, upon full or partial repurchase, with a penalty interest rate equal to the United States Treasury rate plus 40 basis points, and (ii) on any date on or after May 17, 2025, at par value. Principal will be paid on the maturity date or upon redemption of the notes.

In December 2023, the Group decided to unwind the accounting hedge of the net investment abroad held for a portion of these bonds issued for approximately US$228.8 million (US$228.8 million, equivalent to S/872.8 million as of December 31, 2022), which hedged for the same amount the exposure of the net investment in the subsidiary Atlantic Security Holding Corporation (ASHC), incorporated in Cayman Islands and whose functional currency is the US dollar, see note 30.2(b)(ii). This hedge was intended to hedge the exchange rate fluctuation risk associated with the translation of the net investment held in ASHC to the Group’s functional currency (in Soles).

(iv)
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

(v)
On December 2023, the cross currency swap (CCS) matured for a nominal amount of ¥5,000.0 million (¥5,000.0 million equivalent to S/145.7 million as of December 31, 2022) designated to hedge cash flows of bonds issued in yen at a fixed rate, which were converted to soles, see note 12(c).

On September 19, 2023, the Bank issued Senior Notes for approximately ¥3,000.0 million equivalent to S/79.0 million, as of December 31,2023, with a fixed rate of 0.97 percent, whose maturity on November 19, 2025.

As of December 31, 2023, the bank maintains a cross currency swap (CCS) for a nominal amount of ¥3,000.0 million equivalent to S/79.0 million, see note 12(c), which was decomposed by risk variables into two cross currency swaps (CCS) with the purpose of being designated as a cash flow hedge of a bond issued in yen at a fixed rate, which was converted to soles through this swap and as a cash flow hedge of placements.

(vi)
On July 1, 2020, the Bank issued Subordinated Notes under the Medium-Term Bond Program amounting to US$850.0 million at a semiannual rate of 3.125 percent maturing in July 2030 called “3.125% Fixed Rate Subordinated Notes Due 2030 (Callable 2025).” As of July 1, 2025, It will be paid a fixed interest rate equal to the United States Treasury interest rate, comparable to 5 years, plus 300.0 basic points. On July 1, 2025, the Bank may redeem all or part of the notes at a redemption price that is equal to 100 percent of the aggregate principal amount of the notes to be redeemed. Thereafter, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (i) 100 percent of the principal amount of the notes and (ii) the sum of the remaining flows discounted to a rate equivalent to the United States Treasury interest rate plus 45 basis points. The payment of the principal will take place on the expiration date of the notes or when the Bank redeems them.

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

(vii)
On May 17, 2023, Pacífico Compañía de Seguros y Reaseguros S.A. has completed the total redemption of the subordinated bonds called ‘First issuance of the First Pacífico Subordinated Bonds Program’ for a notional of US$60.0 million, with maturity in the year 2026.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2023	2022
	S/(000)	S/(000)

Up to 3 months	174,341	128,442
From 3 months to 1 year	3,660,915	3,671,142
From 1 to 3 years	4,728,629	7,184,334
From 3 to 5 years	159,754	388,396
More than 5 years	5,650,121	5,479,575
Total	14,373,760	16,851,889

16	EQUITY

a)	Capital stock -

As of December 31, 2023, 2022 and 2021 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., the number of shares that the Group’s subsidiaries own in Credicorp Ltd. as of December 31, 2023, 2022 and 2021:

	Number of shares
As of December 31, 2023	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	109,185	109,185
Atlantic Security International Financial Services	–	39,309	39,309
Grupo Crédito	–	36,698	36,698
Pacífico Seguros	–	19,912	19,912
Mibanco	–	14,128	14,128
Credicorp Capital Servicios Financieros	–	13,267	13,267
ASB Bank Corp.	–	12,041	12,041
Other minors	–	20,710	20,710
	14,620,846	265,250	14,886,096

	Number of shares
As of December 31, 2022	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	120,505	120,505
Grupo Crédito	–	23,214	23,214
Pacífico Seguros	–	20,606	20,606
Credicorp Capital Servicios Financieros	–	15,007	15,007
Mibanco	–	14,260	14,260
ASB Bank Corp	–	11,791	11,791
Other minors	–	22,994	22,994
	14,620,846	228,377	14,849,223

	Number of shares
As of December 31, 2021	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	134,133	134,133
Pacífico Seguros	–	22,966	22,966
Credicorp Capital Servicios Financieros	–	15,561	15,561
Mibanco	–	14,418	14,418
ASB Bank Corp. (Atlantic Security Bank)	–	11,193	11,193
Grupo Crédito	–	7,871	7,871
Other minors	–	23,381	23,381
	14,620,846	229,523	14,850,369

(*) It corresponds mainly to the treasury shares that were granted to employees and Senior Management, for which they have the right to vote, and to a lesser extent to the shares acquired for coverage purposes for the new complementary retention program. These shares are not released on said dates.

During 2023, 2022 and 2021, the Group purchased 163,067, 137,604 and 97,951 shares of Credicorp Ltd., respectively, for a total of US$22.5 million (equivalent to S/85.6 million), US$22.5 million (equivalent to S/83.6 million) and US$16.1 million (equivalent to a S/58.9 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. As of December 31, 2023, 2022 and 2021, the balance of this reserves amounts approximately to S/8,621.7 million, S/7,783.3 million and S/7,088.6 million, respectively.

At the Board meetings held on April 27, 2023, April 28, 2022 and February 25, 2021, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,593.6 million, S/2,354.9 million and  S/347.0 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2021	315,202	2,256,531	(41,102)	(892,598)	227,865	1,865,898
Decrease in net unrealized gains on investments	(108,317)	(2,411,900)	–	–	–	(2,520,217)
Transfer to results of the net realized loss of investments	–	3,848	–	–	–	3,848
Transfer of recovery of credit loss of investments to profit or loss	–	8,121	–	–	–	8,121
Change in net unrealized gain on cash flow hedges derivatives	–	–	97,251	–	–	97,251
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(56,422)	–	–	(56,422)
Other reserves	–	–	–	733,932	–	733,932
Foreign exchange translation	–	–	–	–	160,810	160,810
Net movement in hedges of net investments in foreign businesses	–	–	–	–	(57,319)	(57,319)
Balance as of December 31, 2021	206,885	(143,400)	(273)	(158,666)	331,356	235,902
Impact of initial application of IRFS 17	–	–	–	158,666	–	158,666
Others	–	3,900	–	–	5,681	9,581
Balances as of January 1, 2022 - Restated	206,885	(139,500)	(273)	–	337,037	404,149
Decrease in net unrealized gains on investments	(36,477)	(1,629,016)	–	–	–	(1,665,493)
Transfer to results of the net realized loss of investments	–	49,754	–	–	–	49,754
Transfer of recovery of credit loss of investments to profit or loss	–	63,203	–	–	–	63,203
Change in net unrealized gain on cash flow hedges derivatives	–	–	29,109	–	–	29,109
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(28,048)	–	–	(28,048)
Other reserves	–	–	–	1,133,536	–	1,133,536
Foreign exchange translation	–	–	–	–	(301,969)	(301,969)
Net movement in hedges of net investments in foreign businesses	–	–	–	–	39,587	39,587
Balance as of December 31, 2022 - Restated	170,408	(1,655,559)	788	1,133,536	74,655	(276,172)
Decrease (increase) in net unrealized gains on investments	(12,247)	1,241,632	–	–	–	1,229,385
Transfer to results of the net realized loss of investments	–	7,789	–	–	–	7,789
Transfer of recovery of credit loss of investments to profit or loss	–	8,716	–	–	–	8,716
Change in net unrealized gain on cash flow hedges derivatives	–	–	18,359	–	–	18,359
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(30,550)	–	–	(30,550)
Other reserves	–	–	–	(754,192)	–	(754,192)
Foreign exchange translation	–	–	–	–	73,498	73,498
Net movement in hedges of net investments in foreign businesses	–	–	–	–	18,950	18,950
Balance as of December 31, 2023	158,161	(397,422)	(11,403)	379,344	167,103	295,783

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2023	2022	2021
		(Restated)
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods comprehensive income

Debt instruments at fair value through other -
Net unrealized gain (loss)	1,241,632	(1,629,016)	(2,411,900)
Transfer to results of net realized loss	7,789	49,754	3,848
Transfer of recovery of credit loss to profit or loss	8,716	63,203	8,121
Sub total	1,258,137	(1,516,059)	(2,399,931)
Non-controlling interest	18,317	(15,535)	(39,890)
Income tax	58,489	(82,459)	(52,086)
	1,334,943	(1,614,053)	(2,491,907)

Cash flow hedge reserves -
Net gain on cash flow hedges	18,359	29,109	97,251
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	(30,550)	(28,048)	(56,422)
Sub total	(12,191)	1,061	40,829
Non-controlling interest	(148)	27	923
Income tax	(5,104)	158	16,834
	(17,443)	1,246	58,586

Other reserves -
Insurances reserves	(754,192)	1,133,536	733,932
Non-controlling interest	(8,619)	10,604	8,513
Income tax	–	–	26,846
	(762,811)	1,144,140	769,291

Foreign exchange traslation -
Exchange gains or losses	73,498	(301,969)	160,810
Net movement in hedges of net investments in foreign businesses	18,950	39,587	(57,319)
Sub total	92,448	(262,382)	103,491
Non-controlling interest	(34)	(114)	358
	92,414	(262,496)	103,849

	2023	2022	2021
		(Restated)
	S/(000)	S/(000)	S/(000)
Not to be reclassified to the consolidated statement of income in later periods:

Equity instruments at fair value through other comprehensive income -
Net unrealized loss	(12,247)	(36,477)	(108,317)
Non-controlling interest	127	23	33
Income tax	3,791	(2,109)	(5,402)
	(8,329)	(38,563)	(113,686)
Attributable to:
Credicorp’s equity holders	571,955	(680,321)	(1,629,996)
Non-controlling interest	9,643	(4,995)	(30,063)
	581,598	(685,316)	(1,660,059)

e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors :

	2023	2022	2021

Date of Meeting - Board of Directors	27.04.2023	28.04.2022	26.08.2021
Dividends distribution, net of treasury shares effect (in thousands of soles)	1,994,037	1,196,422	398,808
Payment of dividends per share (in soles)	25.0	15.0	5.0
Date of dividends payout	09.06.2023	10.06.2022	07.10.2021
Exchange rate published by the SBS	3.6901	3.7560	4.1310
Dividends payout (equivalent in thousands of US$)	540,375	318,536	96,540

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2023, 2022 and 2021 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

As of December 31, 2023 and 2022, the regulatory capital requirement (“patrimonio efectivo” in Perú) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Perú, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/33,452.6 million and S/31,754.6 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/7,731.9 million and S/8,157 million, respectively, the minimum regulatory capital required by the SBS.

17	TAX SITUATION

a)	Credicorp is not subject to income tax, wealth tax, capital gains tax or property tax in Bermuda.

Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The Peruvian corporate income tax rate at December 31, 2023, 2022 and 2021 was 29.5 percent of taxable income after calculating workers’ participation, which is determined using a rate of 5.0 percent.

The corporate income tax rate in Bolivia is 25.0 percent as of December 31, 2023 and 2022. Bolivian financial entities are subject to an additional rate to the extent that the ROE exceeds 6.0 percent; in that case, they must consider an additional rate of 25.0 percent, which would bring the rate to 50.0 percent. As of 2021, the aforementioned additional rate is also applicable to brokerage firms, mutual fund management companies and insurance companies.

In the case of Chile, the tax legislation changed in 2020, establishing two new regimes currently in force: the general regime and the Pro-Pyme regime, the latter applicable to smaller companies. Credicorp Capital Holding Chile, as well as all its subsidiaries, are taxed under the general regime, whose corporate income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2023.

Individuals or legal entities not domiciled in Chile will be subject to an additional tax at rates between 4.0 percent and 35.0 percent, depending on the nature of the income.

In Colombia, according to Law No.2277 of 2021 issued on December 13, 2022, the general income tax rate for the year 2023 is 35.0 percent and for financial institutions an additional 5.0 percent is added for the taxable years 2023 to 2027, totaling a general income tax rate of 40.0 percent (for the taxable year 2022 3.0 percentage points were added to the general tax rate, totaling an income tax rate of 38.0 percent).

The additional rate of 5.0 percent will be applicable only to financial institutions that in the corresponding taxable year have a taxable income equal to or greater than 120,000 Unidad de Valor Tributario (“UVT”), which as of December 31, 2023 and 2022 is equivalent to a total of S/4.4 million and S/3.6 million respectively. In this sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Mibanco Colombia must pay income tax taking into account the above.

Additionally, in case of receiving occasional profits, listed and established by the National Government in the Tax Statute and which are not subject to income tax, a differential rate of 10.0 percent must be applied on the net profit and the associated expenses respectively.

In fiscal year 2021, the Colombian Tax Reform Law repealed, as from fiscal year 2022, the rule that allowed taking 100.0 percent of the industry and commerce tax as a tax discount of the income tax, notices and boards. Therefore, in fiscal year 2023 only 50.0 percent of the industry and commerce tax, signs and boards may be taken as tax discount.
The deadlines for the finality of the income and complementary tax return for the taxable periods 2022 and 2023 are established as follows:

Increase in net income tax compared to the previous year	Closed tax return
35 percent	6 months
25 percent	12 months

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2023		2022		2021
	In millions	%	In millions	%	In millions	%

Theoretical tax and income tax rate in Perú	(2,040.9)	(29.50)	(2,022.5)	(29.50)	(1,573.2)	(29.50)
Decrease (Increase) in the statutory tax rate due to:
(i) Decrease (Increase) due to the profit of subsidiaries not domiciled in Perú	52.8	0.77	(75.8)	(1.11)	(12.8)	(0.24)
(ii) Provision tax on dividends	(235.7)	(3.44)	(168.4)	(2.46)	(78.6)	(1.47)
(iii) Non-taxable income, net	335.3	4.59	156.2	2.29	3.6	0.06
Income tax and effective income tax rate	(1,888.5)	(27.58)	(2,110.5)	(30.78)	(1,661.0)	(31.15)

b)	Income tax expense for the years ended December 31, 2023, 2022 and 2021 comprises:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Current -
In Perú	1,669,370	1,799,467	945,937
In other countries	295,169	197,971	167,657
	1,964,539	1,997,438	1,113,594

Deferred -
In Perú	(28,734)	37,447	548,920
In other countries	(47,354)	75,616	(1,527)
	(76,088)	113,063	547,393
Total	1,888,451	2,110,501	1,660,987

c)	The following table presents a summary of the Group’s deferred income tax:

	2023	2022
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	1,023,000	1,108,687
Provision for profit sharing	70,908	73,402
Provision for sundry expenses and risks	59,984	35,393
Carry forward tax losses	63,668	50,675
Provision for pending vacations	32,370	31,724
Depreciation of improvements for leased premises	20,436	23,762
Unrealized losses due to valuation of investments at fair value through other comprehensive income	5,837	5,160
Provision of Stock awards	13,821	45,510
Unrealized losses due to valuation of investments at fair value through other comprehensive income	39,364	71,214
Unrealized gain from valuation of fair value hedging derivatives	–	8,246
Others	209,491	120,239

Deferred liability
Intangibles, net	(176,271)	(253,696)
Adjustment for difference in exchange of Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) and SBS	(45,016)	(61,858)
Buildings depreciation	(63,839)	(64,462)
Deferred acquisitions costs	(16,070)	(16,537)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(3,743)	(1,099)
Buildings revaluation	(2,552)	(3,113)
Unrealized gain in valuation on cash flow hedge derivatives	(804)	(5,262)
Others	(48,389)	(33,238)
Total	1,182,195	1,134,747

	2023	2022
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Provision for sundry expenses and risks	12,395	21,192
Carry forward tax losses	19,757	19,757
Unrealized losses due to valuation of investments at fair value through other comprehensive income	8,731	41,146
Provision for workers profit sharing	17,897	12,911
Deferred income from commissions on remuneration	5,274	4,992
Others	8,674	10,270

Deferred liability
Intangibles, net	(36,569)	(37,315)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs	(8,186)	(22,991)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(13,846)	(10,716)
Reserve for reinstatement premium costs and deductibles	(10,942)	(11,251)
Leasing operations related to loans	(3,038)	(3,224)
Buildings revaluation	(3,296)	(3,296)
Others	(64,853)	(56,965)
Total	(107,517)	(75,005)

As of December 31, 2023, the Group has a deferred income tax asset of S/36.3 million corresponding to unrealized gains and losses generated by investments at fair value with changes in other comprehensive income and cash flow hedges. As of December 31, 2022, the Group has a deferred income tax asset of S/114.0 million corresponding to unrealized gains and losses generated by investments at fair value with changes in other comprehensive income and cash flow hedges.

d)
The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016, 2017, 2020 to 2023
Mibanco	2018, 2021 to 2023
Pacífico Compañía de Seguros y Reaseguros	2018 to 2023
Credicorp Capital Servicios Financieros	2018 to 2023
Credicorp Capital Perú	2018 to 2023
Credicorp Capital Holding Perú S.A.A.	2018 to 2023
Grupo Credito	2018 to 2023

It is worth mentioning that the Tax Authority is auditing the sworn declaration of:

Banco de Crédito del Perú	2019
Mibanco	2021
Grupo Crédito	2017

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

Banco de Crédito de Bolivia	2015 to 2023
Credicorp Capital Colombia	2017 to 2023
Mibanco Colombia	2019 to 2023

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2023 and 2022.

e)	International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

i)	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

ii)
Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

These modifications to IAS 12 came into force on January 1, 2023, and have not had an impact on the Group’s consolidated financial statements, to the extent that Pillar Two legislation is not in force at the date of presentation of these annual accounts.

The Group has applied the mandatory exception to recognising and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.

At the date of this report, the corresponding legislation is still pending and there is no certainty, to date or whether such legislation will be enacted and, if applicable, what the effective date of the resulting legislation will be.

In 2023, the Group is in the process of evaluating its exposure to the Pillar Two legislation.

Furthermore, the Group based on the analysis carried out, at the end of the 2023 financial year the Group does not anticipate substantial economic impacts resulting from the Additional Tax that would arise as a consequence of the application of Pillar Two.

18	CONTINGENT RISKS AND COMMITMENTS

a)	This item consists of the following:

	2023	2022
	S/(000)	S/(000)

Contingent credits - indirect loans (b)
Endorsements and standby letters	17,737,645	18,244,865
Import and export letters of credit	2,313,970	2,683,190
Sub-total, Note 7(b)	20,051,615	20,928,055

Responsibilities under credit line agreements (c)	87,091,701	86,597,041
Total	107,143,316	107,525,096

The reference values of transactions with derivative financial instruments are recorded in accounts outside the statement of financial position in the committed currency, as presented in note 12(c).

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

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

19	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2023	2022 (Restated)	2021
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	15,044,864	12,419,281	10,170,680
Interest on investments at fair value through other comprehensive income	1,984,408	1,595,570	1,152,542
Interest on due from banks	1,133,211	467,387	49,637
Interest on investments at amortized cost	456,543	382,097	323,689
Interest on investments at fair value through profit or loss	48,376	38,550	50,562
Dividends received	46,080	29,226	40,637
Other interest and similar income	85,013	79,171	62,659
Total	18,798,495	15,011,282	11,850,406

Interest and similar expense
Interest on deposits and obligations	(3,141,307)	(1,688,245)	(865,474)
Interest on due to banks and correspondents	(1,158,665)	(683,078)	(435,426)
Interest on bonds and notes issued	(634,299)	(728,218)	(836,977)
Financial expenses of insurance activities	(466,814)	(426,477)	–
Deposit Insurance Fund	(237,441)	(230,255)	(213,741)
Interest on lease liabilities	(25,574)	(25,054)	(27,374)
Other interest and similar expense	(196,423)	(138,337)	(111,810)
Total	(5,860,523)	(3,919,664)	(2,490,802)

20	COMMISSIONS AND FEES

This item consists of the following:

	2023	2022 (Restated)	2021
	S/(000)	S/(000)	S/(000)

Performance obligations at a point in time:
Maintenance of accounts, transfers and credit and debit card services	1,465,318	1,595,547	1,442,966
Commissions for banking services	443,040	367,946	301,592
Collection services	119,563	119,636	107,442
Commissions for consulting and technical studies	61,390	66,291	62,384
Commissions for salary advance and payment of services	59,903	66,330	52,557
Commissions for brokerages, stockbrokers and stock markets.	43,861	44,225	40,769
Commissions for intermediation in virtual platforms	41,376	35,324	29,983
Operational commissions	41,082	36,213	76,626
Commissions for placements	32,253	27,686	18,451
Penalty commissions	1,635	3,104	21,420
Others	97,450	127,051	81,947
	2,406,871	2,489,353	2,236,137
Performance obligations over time:
Funds and equity management	700,663	628,739	717,227
Contingent loans and foreign trade fees	651,392	450,874	459,165
Commissions for custody of securities	45,533	73,891	81,205
	1,397,588	1,153,504	1,257,597

Total	3,804,459	3,642,857	3,493,734

21	NET GAIN ON SECURITIES

This item consists of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Net gain (loss) on investments at fair value through profit or loss	325,808	(114,892)	(102,761)
Net gain in associates	117,089	104,461	74,021
(Provision) of credit loss for investments at fair value with changes in other comprehensive income, note 6(b)	(4,321)	(58,260)	(6,816)
Net (loss) gain on investments at fair value with changes in other comprehensive income	(14,917)	75,273	65,976
Others	1,485	(1,114)	(1,770)
Total	425,144	5,468	28,650

22	INSURANCE AND UNDERWRITING RESULT

a)	The insurance and reinsurance result consists of the following:

	2023	2022
	S/(000)	S/(000)
Contracts measured under BBA and VFA (b)	226,125	211,323
Contracts measured under PAA	3,629,283	3,321,947
Income from the Insurance Service	3,855,408	3,533,270
Claims incurred and adjustments related to past claims incurred and other insurance service expenses	(2,232,672)	(2,122,652)
Losses in onerous contracts and reversal of losses	(17,181)	(92,530)
Others	(3,134)	(15,741)
Insurance Service Expenses	(2,252,987)	(2,230,923)
Insurance Service Result	1,602,421	1,302,347

	2023	2022
	S/(000)	S/(000)
Variation in incurred claim provision - pending Claims - Reinsurance	448,500	317,110
Adjustment changes of incurred claim provision - RA - Reinsurance	(9)	–
Income from reinsurance recoveries	448,491	317,110

Premiums assigned to the reinsurance period	(839,812)	(778,009)
Expenses for assigning the premiums paid to the reinsurer	(839,812)	(778,009)
Reinsurance result	(391,321)	(460,899)

b)	The result of the contracts measured under BBA and VFA of the insurance service is detailed below:

	2023	2022
	S/(000)	S/(000)
Amounts related to changes in liabilities for the remaining coverage:
CSM recognized for services provided	128,639	131,588
Change in risk adjustment for non-financial risk	12,357	15,982
Expenses for insurance services and expected claims occurred	81,995	65,329
Cash recovery for the purchase of insurance	3,134	(1,576)
Contracts measured under BBA and VFA	226,125	211,323

c)	The impact of new business for onerous and non-onerous contracts is detailed below:

	2023
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	21,123	85,120	106,243
Claims and other directly attributable expenses	135,905	658,515	794,420
Estimates of the present value of future inflows	(138,467)	(856,323)	(994,790)
Risk adjustment for non-financial risk	1,913	6,225	8,138
CSM	–	106,463	106,463
Impact on provisions for contracts recognized in the period	20,474	–	20,474

	2022
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	14,022	72,277	86,299
Claims and other directly attributable expenses	165,170	468,718	633,888
Estimates of the present value of future inflows	(167,263)	(668,931)	(836,194)
Risk adjustment for non-financial risk	2,562	7,569	10,131
CSM	–	120,367	120,367
Impact on provisions for contracts recognized in the period	14,491	–	14,491

d)	Below, we present the estimate of the release of CSM considering the reversals of the loss component:

	2023	2022
	S/(000)	S/(000)
One year	113,378	115,614
Two years	115,736	148,085
Three years	116,736	164,542
Four years	117,284	165,924
Five years	114,531	152,654
from 6 to 10 years	494,953	413,518
Older than 10 years	1,011,435	217,278
Total	2,084,053	1,377,615

e)	The fair value of the underlying assets is as follows:

	2023	2022
	S/(000)	S/(000)
IL Controlled	91,502	84,570
IL Controlled Soles	186,879	187,088
IL Balanced	79,671	72,059
IL Balanced II	382,326	370,484
IL Global Balanced	87,527	75,301
IL Capitalized	1,433	328
IL Capitalized II	259	190
IL Global Growth	1,073	198
IL Sustainable Capitalization	804	–

f)	The impact in the current period of the transition approaches adopted to establish CSM for insurance contract portfolios is revealed in the following table:

	2023	2022
	S/(000)	S/(000)
CSM at the beginning of the period	992,527	1,251,473
Changes related to future service	(11,385)	(181,050)
Changes related to the current service	(74,030)	(77,896)
CSM at the end of the period	907,112	992,527

g)	Below is the composition of the net premiums earned as of December 31, 2021 under IFRS 4:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss,	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2021
Life insurance	2,508,154	(890,216)	1,617,938	(214,636)	54,663	1,457,965
Health insurance	630,790	(30,457)	600,333	(15,078)	–	585,255
General insurance	1,140,478	(3,176)	1,137,302	(508,992)	–	628,310
Total	4,279,422	(923,849)	3,355,573	(738,706)	54,663	2,671,530

(*)	Gross written premiums by insurance type are described below:

	2021
	S/(000)%
Life insurance (i)	1,617,938	48.22
Health insurance (ii)	600,333	17.89
General insurance (iii)	1,137,302	33.89
Total	3,355,573	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2021
	S/(000)%
Disability and survival (*)	645,194	39.88
Credit life	593,370	36.67
Individual life (**)	119,220	7.37
Group life	150,777	9.32
Annuities	109,377	6.76
Total	1,617,938	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Gross health insurance premiums include medical assistance that amounts to S/519.8 million and represents 86.59 percent in this line of business as of December 31, 2021

(iii)	General insurance gross written premiums consist of the following:

	2021
	S/(000)%
Automobile	334,939	29.45
Fire and allied lines	311,048	27.35
Theft and robbery	110,815	9.74
Third party liability	109,907	9.66
Transport	58,300	5.13
Technical lines (*)	63,792	5.61
Marine Hull	29,414	2.59
SOAT (Mandatory automobile line)	25,662	2.26
Aviation	38,275	3.37
Others	55,150	4.84
Total	1,137,302	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

(**)	”Premiums ceded to reinsurers and coinsurers, net” include:

2021
S/(000)
Premiums ceded for automatic contracts (mainly excess of loss)	(355,356)
Premiums ceded for facultative contracts,	(392,346)
Annual variation of reserve risk in progress of premiums ceded	8,996
(738,706)

h)	Below are the claims incurred by life, general and health insurance contracts as of December 31, 2021 under IFRS 4:

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims	2,183,789	375,162	325,307	2,884,258
Ceded claims	(406,494)	(120,546)	(15,301)	(542,341)
Net insurance claims	1,777,295	254,616	310,006	2,341,917

23	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

		2022
	2023	(Restated)	2021
	S/(000)	S/(000)	S/(000)

Salaries	2,430,121	2,176,165	2,090,835
Vacations, medical assistance and others	433,441	357,879	342,435
Bonuses	320,084	301,097	280,568
Workers profit sharing	286,895	311,459	165,091
Additional participation	276,177	271,995	342,065
Social security	254,770	234,867	213,640
Severance indemnities	180,637	167,020	159,845
Share-based payment plans	83,328	81,679	73,997
Total	4,265,453	3,902,161	3,668,476

24	ADMINISTRATIVE EXPENSES

This item consists of the following:

		2022
	2023	(Restated)	2021
	S/(000)	S/(000)	S/(000)

IT expenses and systems outsourcing	1,080,001	908,339	741,429
Publicity and loyalty programs	720,718	652,587	486,885
Audit, consulting and professional fees	336,715	333,325	312,978
Taxes and contributions	264,326	280,171	289,484
Transport and communications	226,860	225,491	208,244
Repair and maintenance	157,127	136,105	123,232
Outsourcing	144,534	113,211	99,440
Sundry supplies	118,510	87,844	57,093
Comissions by agents	115,120	106,356	104,700
Short term, low value and variable income lease	108,357	91,680	86,417
Security and protection	64,432	64,480	63,500
Subscriptions and quotes	61,945	55,914	55,331
Electricity and water	56,359	50,566	48,886
Insurance	56,324	62,994	62,142
Electronic processing	39,764	35,896	39,528
Cleaning	22,677	20,435	20,105
Others	229,434	188,671	154,323
Total	3,803,203	3,414,065	2,953,717

25	OTHER INCOME AND EXPENSES

This item consists of the following:

		2022
	2023	(Restated)	2021
	S/(000)	S/(000)	S/(000)
Other income
Net results from sale of loan portfolio	83,515	18,712	15,700
Rental income	46,836	44,257	35,218
Income from previous years	33,969	66,531	33,969
Contract resolution impact	6,559	5,352	16,817
Recovery of other accounts receivable and other assets	1,862	1,299	3,728
Net income from the sale of property, furniture and equipment	1,654	14,979	16,083
Gain from the sale of adjudicated assets	–	11,355	–
Others	266,258	105,561	145,052
Total other income	440,653	268,046	266,567

		2022
	2023	(Restated)	2021
	S/(000)	S/(000)	S/(000)
Other expenses
Derecognition of intangibles due to withdrawals and dismissed projects	96,978	25,140	17,630
Provision for sundry risks, see Note 12(j)	95,873	43,846	70,824
Losses due to operational risk	66,302	74,512	58,956
Association in participation	53,097	40,955	47,176
Administrative and tax penalties	28,882	1,626	1,601
Donations	23,354	16,362	9,949
Expenses on improvements in building for rent	17,445	18,962	23,814
Provision for other accounts receivable	11,975	18,736	28,324
Operating expenses due to COVID-19	7,775	20,177	50,107
Others	132,920	103,982	126,733
Total other expenses	534,601	364,298	435,114

26	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2023	2022	2021

Net income attributable to equity holders of Credicorp (in thousands of Soles)	4,865,540	4,647,818	3,584,582

Number of stock
Ordinary stock, note 16(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,849,223)	(14,850,369)	(14,914,734)
Sale (acquisition) of treasury stock, net	(55,283)	(3,615)	26,604
Weighted average number of ordinary shares for basic earnings	79,477,811	79,528,333	79,494,187
Plus - dilution effect - stock awards	177,709	168,462	182,208
Weighted average number of ordinary shares adjusted for the effect of dilution	79,655,520	79,696,795	79,676,395

Basic earnings per share (in Soles)	61.22	58.44	45.09
Diluted earnings per share (in Soles)	61.08	58.32	44.99

27	OPERATING SEGMENTS

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

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A. and Mibanco - Banco de la Microempresa de Colombia S.A.

d)	Investment Management & Advisory -

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

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total income of the Group as of December 31, 2023, 2022 and 2021.

(i)
The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2023, 2022 and 2021:

	Income (*)
2023	External	From other segments (**)	Net interest, similar income and expenses	Other income (***)	Provision for credit losses on loan portfolio	Depreciation, amortization and right in use	Income Tax	Net Profit	Additions of fixed assets, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	16,987	578	9,927	4,511	(2,846)	(459)	(1,497)	4,203	765	178,834	155,913
Banco de Crédito de Bolivia	920	–	163	211	(50)	(25)	(62)	83	16	13,465	12,612
	17,907	578	10,090	4,722	(2,896)	(484)	(1,559)	4,286	781	192,299	168,525
Insurance and Pensión funds
Pacífico Seguros y subsidiarias	2,233	–	285	951	–	(4)	(40)	818	79	15,865	13,446
Prima AFP	395	–	4	388	–	(24)	(57)	150	17	741	241
	2,628	–	289	1,339	–	(28)	(97)	968	96	16,606	13,687
Microfinance
MiBanco	3,238	134	2,160	161	(923)	(88)	(47)	204	129	16,898	13,902
Mibanco Colombia	489	–	255	46	(125)	(16)	26	(73)	44	2,113	1,849
	3,727	134	2,415	207	(1,048)	(104)	(21)	131	173	19,011	15,751

Investment Management & Advisory	1,026	39	114	591	–	(37)	(43)	(167)	13	10,144	8,484
Other segments	377	1	30	8	(13)	(6)	(168)	(258)	151	4,274	2,935
Eliminations	–	–	–	–	–	–	–	–	–	(3,494)	(3,649)
Total consolidated	25,665	752	12,938	6,867	(3,957)	(659)	(1,888)	4,960	1,214	238,840	205,733

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and technical insurance results.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and technical insurance results.

	Income (*)
2022	External	From other segments (**)	Net interest similar income and expensese	Other Income (***)	Provision for credit losses on loan portfolio	Depreciation, amortization and right use	Income Tax	Net profit	Additions of fixed assets, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	13,510	518	7,828	3,139	(1,448)	(452)	(1,625)	4,258	590	177,907	157,485
Banco de Crédito de Bolivia	865	9	325	167	(69)	(24)	(112)	68	15	12,698	11,838
	14,375	527	8,153	3,306	(1,517)	(476)	(1,737)	4,326	605	190,605	169,323
Insurance and Pensión funds
Pacífico Seguros y subsidiarias	1,689	63	301	758	–	(3)	(12)	467	80	14,565	12,149
Prima AFP	354	4	–	354	–	(23)	(48)	110	29	735	238
	2,043	67	301	1,112	–	(26)	(60)	577	109	15,300	12,387
Microfinance
MiBanco	2,750	–	2,139	31	(597)	(76)	(165)	425	96	17,226	14,444
Mibanco Colombia	375	–	236	45	(45)	(13)	(7)	14	8	1,530	1,290
	3,125	–	2,375	76	(642)	(89)	(172)	439	104	18,756	15,734

Investment Management & Advisory	923	90	98	666	–	(41)	(15)	21	41	14,051	10,670
Other segments	453	41	165	748	–	(4)	(127)	(603)	61	3,476	2,606
Eliminations	–	–	–	–	–	–	–	–	–	(6,774)	(4,901)
Total consolidated	20,919	725	11,092	5,908	(2,159)	(636)	(2,111)	4,760	920	235,414	205,819

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and technical results.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and technical results.

	Income (*)
2021	External	From other segments (**)	Net interest similar, income and expenses	Other income net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income Tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,143	368	6,192	3,262	(1,034)	(441)	(1,275)	3,391	449	184,740	166,411
Banco de Crédito de Bolivia	891	10	337	157	(17)	(23)	(63)	72	27	13,800	12,965
	12,034	378	6,529	3,419	(1,051)	(464)	(1,338)	3,463	476	198,540	179,376
Insurance and Pensions
Pacífico Seguros y subsidiarias	3,544	64	610	228	–	(57)	(5)	(130)	81	16,491	14,194
Prima AFP	407	1	(4)	406	–	(21)	(65)	146	12	840	265
	3,951	65	606	634	–	(78)	(70)	16	93	17,331	14,459
Microfinance
Mibanco	2,114	–	1,860	(12)	(504)	(78)	(143)	266	50	16,163	13,800
Mibanco Colombia (****)	302	–	229	35	(4)	(14)	(16)	43	8	1,393	1,159
	2,416	–	2,089	23	(508)	(92)	(159)	309	58	17,556	14,959
Investment Management & Advisory	866	73	89	767	1	(45)	(25)	147	11	14,744	12,990
Other segments	182	33	47	80	(1)	(4)	(69)	(263)	2	3,377	2,634
Eliminations	–	–	–	–	–	–	–	–	–	(6,701)	(6,609)
Total consolidated	19,449	549	9,360	4,923	(1,559)	(683)	(1,661)	3,672	640	244,847	217,809

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and technical results.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and technical results.

(ii)
The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, as of December 31, 2023, 2022 and 2021:

	2023				2022				2021
	Total income (*)	Operating Income (**)	Total current non assets (***)	Total, liabilities	Total income (*)	Operating Income (**)	Total current non assets (***)	Total, liabilities	Total income (*)	Operating Income (**)	Total current non assets (***)	Total liabilities
Perú	17,279	11,922	4,648	180,268	14,053	10,430	4,325	179,855	17,330	8,682	3,773	188,505
Bermudas	5,394	(45)	–	2,086	5,151	(28)	134	2,123	18	(17)	134	2,174
Panamá	384	174	31	5,580	295	105	3	8,384	309	103	30	10,389
Cayman Islands	502	358	–	154	72	72	–	139	17	–	–	88
Bolivia	1,082	328	122	12,784	960	377	113	11,885	978	373	121	13,012
Colombia	855	199	193	4,060	193	132	22	2,283	601	213	415	2,610
United States of America	29	–	14	19	8	–	5	15	33	1	1	5
Chile	129	2	75	778	187	4	119	1,132	166	1	131	1,026
Others	11	–	–	4	–	–	3	3	–	–	–	–
Total consolidated	25,665	12,938	5,083	205,733	20,919	11,092	4,724	205,819	19,452	9,356	4,605	217,809

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.
(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.

28	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a)
The Group’s consolidated financial statements as of December 31, 2023 and 2022 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions and balances with related parties and individuals as of December 31, 2023 and 2022:

	2023	2022
	S/(000)	S/(000)
Statement of financial position -
Direct loans	2,063,739	1,804,837
Investments (i)	806,700	800,021
Deposits (ii)	(713,503)	(1,138,115)
Derivatives at fair value	516,292	336,867

(i)
As of December 31, 2023, the balance includes mainly S/166.8 million of corporate bonds, S/146.5 million of Alicorp S.A.A. shares; S/135.9 million of Inversiones Centenario shares and S/120.5 million of corporate bonds issued by Corporación Primax. The increase in the balance corresponds mainly to the fluctuation that positively affected the investments in corporate bonds of Alicorp S.A. and Corporación Primax.
As of December 31, 2022, the balance includes mainly S/158.1 million of corporate bonds, S/157.0 million of Alicorp S.A.A. shares; S/155.3 million of corporate bonds issued by Cementos Pacasmayo S.A. and S/126.8 million of Inversiones Centenario shares.

(ii)	Corresponds to deposits from legal entities and individuals. As of December 31, 2023 and 2022, the balance corresponds mainly to higher deposits held by companies and related persons.

	2023	2022
	S/(000)	S/(000)

Statement of income
Interest income related to loans	31,892	38,896
Interest expenses related to deposits	(30,914)	(24,143)
Other income	9,452	13,232

Contingent risks and commitments
Indirect loans	584,463	433,639

c)
All transactions with related parties are made in accordance with normal market conditions available to other customers. As of December 31, 2023, direct loans to related companies are secured by collateral, had maturities between January 2024 and August 2030, at an annual soles average interest rate of 7.70 percent and at an annual foreign currency average interest rate of 6.04 percent (as of December 31, 2022, maturities between January 2023 an June 2029, at an annual soles average interest rate of 6.86 percent and at an annual foreign currency average interest rate of 4.59 percent). Also, as of December 31, 2023 and December 31, 2022, the Group maintains an allowance for loan losses for related parties amounting to S/15.2 million and S/8.5 million, respectively.

d)
As of December 31, 2023 and 2022, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2023 and 2022, direct loans to employees, directors, key management and family members amounted to S/1,383.3 million and S/1,179.2 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2023 and 2022 was as follows:

	2023	2022
	S/(000)	S/(000)

Director’s compensation	7,387	7,850
Senior Management Compensation:
Remuneration	49,573	40,201
Stock awards vested	21,444	28,450
Total	78,404	76,501

f)	As of December 31, 2023 and 2022 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2023	2022
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars	516,834	626,404
Bolivianos	179,131	163,701
Colombian pesos	170,769	70,987
Soles	108,830	76,535
Chilean pesos	7,198	5,735
Total	982,762	943,362

Restricted mutual funds, note 6(a)(iv)	334,162	351,317

29	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2023 and 2022:

	2023						2022
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	–	–	–	–	33,930,948	33,930,948	–	–	–	–	34,183,840	34,183,840
Cash collateral, reverse repurchase agreements and securities borrowings	–	–	–	–	1,410,647	1,410,647	–	–	–	–	1,101,856	1,101,856
At fair value through profit or loss	4,982,661	–	–	–	–	4,982,661	4,199,334	–	–	–	–	4,199,334
Investments at fair value through other comprehensive income, Note 6(b)	–	–	36,709,138	334,802	–	37,043,940	–	–	30,449,806	336,355	–	30,786,161
Amortized cost investments	–	–	–	–	10,188,927	10,188,927	–	–	–	–	10,445,729	10,445,729
Loans, net	–	–	–	–	136,698,135	136,698,135	–	–	–	–	140,753,972	140,753,972
Financial assets designated at fair value through profit or loss	–	810,932	–	–	–	810,932	–	768,801	–	–	–	768,801
Due from customers on banker’s acceptances	–	–	–	–	412,401	412,401	–	–	–	–	699,678	699,678
Other assets, Note 12(a)	987,663	–	–	–	2,072,603	3,060,266	1,478,726	–	–	–	1,747,412	3,226,138
	5,970,324	810,932	36,709,138	334,802	184,713,661	228,538,857	5,678,060	768,801	30,449,806	336,355	188,932,487	226,165,509

Liabilities

Deposits and obligations	–	–	–	–	147,704,994	147,704,994	–	–	–	–	147,020,787	147,020,787
Payables from repurchase agreements and securities lending	–	–	–	–	10,168,427	10,168,427	–	–	–	–	12,966,725	12,966,725
Due to banks and correspondents	–	–	–	–	12,278,681	12,278,681	–	–	–	–	8,937,411	8,937,411
Due from customers on banker’s acceptances	–	–	–	–	412,401	412,401	–	–	–	–	699,678	699,678
Lease liabilities	–	–	–	–	512,579	512,579	–	–	–	–	578,074	578,074
Financial liabilities at fair value through profit or loss	641,915	–	–	–	–	641,915	191,010	–	–	–	–	191,010
Bonds and notes issued	–	–	–	–	14,594,785	14,594,785	–	–	–	–	17,007,194	17,007,194
Other liabilities, Note 12(a)	891,999	–	–	–	4,586,511	5,478,510	1,345,665	–	–	–	3,964,203	5,309,868
	1,533,914	–	–	–	190,258,378	191,792,292	1,536,675	–	–	–	191,174,072	192,710,747

30	FINANCIAL AND NON-FINANCIAL RISK MANAGEMENT

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

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they established principles, policies, and general limits to the Group.

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

Corporate Committee for Market, Structural, Trading and Liquidity Risks

The Corporate Committee for Market, Structural, Trading and Liquidity Risks is in charge of analyzing and proposing corporate objectives, guidelines and policies for the Management of Market and Liquidity Risks of the Group and the Group’s companies. As well as, monitor the indicators and limits of the market risk appetite and liquidity of the Group and of each one of the companies of the Group. Likewise, it is responsible for escalating managerial decisions above its authority to the Risk Committee of Grupo Crédito.

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

Retail Banking Risk Division -

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and developing credit policies that are in accordance with the guidelines and risk levels established by Grupo Crédito’s Board of Directors. Likewise, it participates in the definition of products and campaigns aligned to these policies, as well as in the design, optimization and integration of credit evaluation tools and income estimation for credit management. Likewise, there is an active and recurring participation of the BCP Retail Banking Risk Division in the Credit Risk and Collections Committee of Mibanco and in the BCB Retail Banking Risk Committee to ensure alignment of best practices in terms of policies and guidelines. credit ratings, risk segmentation and credit risk models.

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

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure and cybersecurity risks.

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

30.1	Credit risk -

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

-
Long term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered assets are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding debt. In general, the Group doesn’t use recovered assets for its operational purposes.

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

b)
The maximum exposure to credit risk as of December 31, 2023 and 2022, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 30.11(a), 30.11(b) and the contingent credits detailed in Note 18(a).

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring internal models of each company of the Group. In Credicorp, quantitative and qualitative analysis are made for each client, regarding their financial position, credit behavior in the financial system and the market in which they operate or are located. This analysis is carried out continuously to characterize the risk profile of each operation and client with a loan position in the Group.

In the Group, a loan is internally classified as past due according to three criteria: the number of days past due based on the contractually agreed due date, the subsidiary and the type of loan. The detail is shown below:

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

Estimate of the expected credit loss -

The measurement of the expected credit loss is based on the product of the following risk parameters: (i) probability of default (PD), (ii) loss given default (LGD), and (iii) exposure at default (EAD); discounted at the reporting date using the effective interest rate. The definition of the parameters is presented below:

-
Probability of default (PD): is a credit rating measure that is given internally to a client with the objective of estimating its probability of default within a specific time horizon. The process of obtaining the PD is carried out considering three main components: (i) the risk observed at the portfolio level, (ii) the macroeconomic perspectives of the main countries where Credicorp operates and (iii) the individual risk of each loan, which It is measured through rating and scoring tools.

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

-
Commercial banking: if the client, at some certain point, is in the Collections portfolio, or has a risk classification of Deficient, Doubtful or Loss, or has operations that are refinanced, in pre-judicial, judicial proceedings or written off. Also, a client can be considered as default if it shows signs of significant qualitative impairment.It should be noted that, for commercial clients with the highest loan position that are classified in default, the Risk Management performs an individual review to determine the expected credit loss in each case, in which it considers: (i) knowledge of the specific situation of the client, (ii) the coverage of real guarantees, (iii) the financial information available of the company, (iv) the conditions of the sector in which the company operates, (v) among others.

-
Investments: if the instrument has a default rating according to external rating agencies such as Fitch, Standard & Poors or Moody’s, or if it has an indicator of arrears equal to or greater than 90 days. In addition, an issuer can be considered as default if it shows signs of significant qualitative impairment. When an issuer is classified as default, all its instruments are also classified as default, that is, in stage 3.

-
Loss given default (LGD): this is a measurement which estimates the severity of the loss that would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, according to the stage of the client:

-
LGD workout: is the real loss of clients who reached the default stage. To calculate this parameter, the recoveries and costs of each of the operations are included (includes open and closed recovery processes).

-
LGD ELBE (expected loss best estimate): s the loss of contracts in a situation of default based on the time in default of the operation (the longer the time in default, the higher the level of loss of the operation).

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

The main methodological calibrations made in the internal credit risk models during 2023 were:

-
PD models: in accordance with our internal governance scheme, throughout 2023 we continue to monitor the performance of the PD models and implement the necessary calibrations to maintain an adequate measurement of the credit risk of our loan portfolio. In this sense, in the first half of 2023, a new version of the PD FWL parameter was implemented for the estimation of expected credit loss of the SME portfolio, in which the GDP variable was added to better capture the impact of the macroeconomics condition.

-
LGD models: In accordance with our internal governance scheme, throughout 2023 we continue to monitor the performance of LGD models and implement the necessary calibrations to maintain an adequate measurement of the credit risk of our loan portfolio. In this sense, in the fourth quarter of 2023, a new version of the LGD parameter was implemented for the estimation of the expected credit loss of the Hipotecario portfolio, which allowed the Government’s coverage of the Mivivienda program loans to be recognized in a more precise way.

-
On an extraordinary basis, the expected impact of the El Niño phenomenon on the credit risk of the Group’s loan portfolio was measured, focusing the analysis on the geographic areas with the greatest potential impact, and the additional provisions associated with this event were recorded.

Prospective information -

The measurement of the expected credit loss for each stage and the evaluation of significant increase in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the expected credit loss in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio which provide a better prospective and systemic vision to the estimate, based on econometric techniques. Each macroeconomic scenario used in the estimate of the expected credit loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation rate, among others, for a period of 3 years and a long-term projection.

The expected credit loss is a weighted estimate that considers three future macroeconomic scenarios (baseline, optimistic, pessimistic). These scenarios, as well as the probability of occurrence of each one, are projections provided by the internal Economic Studies team and are approved by Senior Management; These projections are made for the main countries where Credicorp operates. The design of the scenarios is reviewed quarterly. All scenarios considered apply to portfolios subject to expected credit loss with the same probabilities.

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

Wholesale Banking assets can be moved in both directions from one stage to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1 if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the asset is no longer considered to be impaired (according to our definition of default) for a certain number of subsequent reporting periods.

On the other hand, Retail Banking assets that migrated to stage 2 will return to stage 1 if their credit risk has not increased significantly since their initial recognition during a certain number of subsequent reporting periods (cure period). In the case of assets housed in stage 3, these will not return to stage 2 except for refinanced loans, which will return to stage 2 if good payment behavior is demonstrated during a certain number of subsequent reporting periods.
Expected life -

For the instruments in stage 2 or 3, the allowance for loan losses will cover the expected credit loss during the expected time of the remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected prepayments. In the case of revolving products, a statistical analysis was carried out to determine what would be the expected life period.

The following is a summary of the direct credits (without interest) classified into three important groups and their respective allowance for loan losses for each type of loan; it is important to note that impaired loans are loans in default that are in stage 3. Additionally, it should be noted that, in accordance with IFRS 7, the total balance of the loan is considered overdue when the debtor has failed to make a payment at its contractual maturity.

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but not impaired loans, which comprise all of the direct loans of customers who are not in default but have failed to make a payment at its contractual maturity, according to IFRS 7.
(iii)	Impaired loans, those direct loans considered to be in stage 3 or default, as detailed in note 30.1(c).

	2023				2022
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	65,012,678	4,076,777	–	69,089,455	66,885,472	6,848,298	–	73,733,770
Past due but not impaired	937,720	693,084	–	1,630,804	804,155	691,215	–	1,495,370
Impaired	–	–	6,100,142	6,100,142	–	–	6,439,760	6,439,760
Gross	65,950,398	4,769,861	6,100,142	76,820,401	67,689,627	7,539,513	6,439,760	81,668,900
Less: Allowance for loan losses	489,706	394,868	2,330,978	3,215,552	503,651	489,381	2,260,569	3,253,601
Total, net	65,460,692	4,374,993	3,769,164	73,604,849	67,185,976	7,050,132	4,179,191	78,415,299

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	18,590,194	2,952,908	–	21,543,102	18,213,711	2,747,557	–	20,961,268
Past due but not impaired	559,877	605,193	–	1,165,070	426,722	459,525	–	886,247
Impaired	–	–	1,468,747	1,468,747	–	–	1,388,060	1,388,060
Gross	19,150,071	3,558,101	1,468,747	24,176,919	18,640,433	3,207,082	1,388,060	23,235,575
Less: Allowance for loan losses	54,102	121,257	785,261	960,620	83,536	126,834	757,778	968,148
Total, net	19,095,969	3,436,844	683,486	23,216,299	18,556,897	3,080,248	630,282	22,267,427

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	15,728,517	3,862,859	–	19,591,376	13,128,339	6,452,839	–	19,581,178
Past due but not impaired	264,477	767,325	–	1,031,802	236,253	813,423	–	1,049,676
Impaired	–	–	1,802,572	1,802,572	–	–	1,741,439	1,741,439
Gross	15,992,994	4,630,184	1,802,572	22,425,750	13,364,592	7,266,262	1,741,439	22,372,293
Less: Allowance for loan losses	347,783	431,278	1,288,068	2,067,129	315,837	540,906	1,113,145	1,969,888
Total, net	15,645,211	4,198,906	514,504	20,358,621	13,048,755	6,725,356	628,294	20,402,405

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	14,934,631	2,827,796	–	17,762,427	15,136,571	3,029,538	–	18,166,109
Past due but not impaired	261,414	489,658	–	751,072	205,944	442,066	–	648,010
Impaired	–	–	1,546,685	1,546,685	–	–	1,099,382	1,099,382
Gross	15,196,045	3,317,454	1,546,685	20,060,184	15,342,515	3,471,604	1,099,382	19,913,501
Less: Allowance for loan losses	285,091	435,151	1,314,373	2,034,615	300,321	439,572	940,872	1,680,765
Total, net	14,910,954	2,882,303	232,312	18,025,569	15,042,194	3,032,032	158,510	18,232,736

Consolidated of loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct loans, Note 7(a)	116,289,508	16,275,600	10,918,146	143,483,254	115,037,167	21,484,461	10,668,641	147,190,269
Total allowance for loan losses, Note 7(a)	1,176,682	1,382,554	5,718,680	8,277,916	1,203,345	1,596,693	5,072,364	7,872,402
Total net direct loans	115,112,826	14,893,046	5,199,466	135,205,338	113,833,822	19,887,768	5,596,277	139,317,867

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

-
Renegotiated loans due to the COVID-19 pandemic: are those loans for which, due to the pandemic, the SBS and other local regulators of the countries where Credicorp operates have established that certain benefits be granted, and that Credicorp has also voluntarily granted to its clients (grace periods, debt consolidation, etc.), which were not in the initial credit agreements.

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

As of December 31, 2023 and 2022, renegotiated loans, refinanced loans and their expected loss are composed as follows:

	2023		2022
	Refinanced loans	Expected loss	Refinanced loans	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	56,439	1,445	67,619	702
Stage 2	41,380	5,984	23,157	1,698
Stage 3	2,288,349	1,018,911	1,999,383	863,751
Total	2,386,168	1,026,340	2,090,159	866,151

	2023		2022
	Renegotiated loans	Expected loss	Renegotiated loans	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	4,093,815	36,800	5,137,915	60,660
Stage 2	1,536,104	146,087	2,544,631	211,866
Stage 3	1,366,287	877,839	2,023,938	1,268,559
Total	6,996,206	1,060,726	9,706,484	1,541,085

The detail of the gross amount of impaired direct loans by type of loan, together with the fair value of the related collateral and the amounts of its allowance for loan losses, are as follows:

	2023					2022
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Impaired loans	6,100,142	1,468,747	1,802,572	1,546,685	10,918,146	6,439,760	1,388,060	1,741,439	1,099,382	10,668,641
Fair value of collateral	5,013,453	1,257,251	347,343	370,790	6,988,837	5,646,832	1,204,144	440,715	279,380	7,571,071
Allowance for loan losses	2,330,978	785,261	1,288,068	1,314,373	5,718,680	2,260,569	757,778	1,113,145	940,872	5,072,364

On the other hand, the breakdown of direct loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans, which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
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

The total of the following reflects all overdue loans according to IFRS 7: (i) loans with payment delays of one day or more but that are not considered overdue under internal criteria and (ii) overdue loans under internal criteria.

	2023						2022
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	127,986,359	–	–	-	127,986,359	-	132,442,147	–	–	178	132,442,325	178
Past due but not impaired	–	–	4,067,581	511,167	4,578,748	4,578,747	-	–	3,504,999	574,304	4,079,303	4,079,304
Impaired debt	–	4,303,046	993,101	5,622,000	10,918,147	6,615,101	–	4,461,962	827,340	5,379,339	10,668,641	6,206,680
Total	127,986,359	4,303,046	5,060,682	6,133,167	143,483,254	11,193,848	132,442,147	4,461,962	4,332,339	5,953,821	147,190,269	10,286,161

The classification of direct loans by type of loan and type of maturity is shown below:

	2023					2022
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	69,089,494	2,901,367	1,662,457	3,167,083	76,820,401	73,733,752	3,115,029	1,496,743	3,323,376	81,668,900
Residential mortgage loans	21,543,101	484,375	1,405,344	744,099	24,176,919	20,961,268	506,639	1,076,953	690,715	23,235,575
Microbusiness loans	19,591,337	333,213	978,265	1,522,935	22,425,750	19,581,019	365,265	950,477	1,475,532	22,372,293
Consumer loans	17,762,427	584,091	1,014,616	699,050	20,060,184	18,166,108	475,029	808,166	464,198	19,913,501
Total	127,986,359	4,303,046	5,060,682	6,133,167	143,483,254	132,442,147	4,461,962	4,332,339	5,953,821	147,190,269

The credit loss provision for direct and indirect credits is a weighted estimate of three macroeconomic scenarios: baseline, optimistic and pessimistic; which are based on macroeconomic projections provided by the internal Economic Studies team and approved by Senior Management. In each scenario, the Group relies on a wide variety of forward-looking information as economic inputs, which include: the growth of the gross domestic product, the inflation rate, the exchange rate, among others, see further explanation in note 3(j).

Macroeconomic scenario –

The expected credit loss is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, which are calculated with macroeconomic projections provided by the Economic Studies team and approved by Senior Management. The local and international information flows available during the analysis period are used to feed the projections, which reflect the fact that Peru is a small and open economy, and in this context, approximately 60.0 percent of the volatility in growth economic is driven by external factors including terms of trade, the growth of Peru’s trading partners and external interest rates. Information is collected on each of these factors to build each scenario for the next three years.

The variables mentioned above, along with local variables (fiscal and monetary variables), are incorporated into the economic models. Two types of models are used:

(i)	Structural projection model.
(ii)	Financial programming model.

The first is a stochastic dynamic general equilibrium model, which is built with expectations. The second is constructed with the main identities of the national accounts in accordance with the financial programming methodology designed by the IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, projections of GDP growth, inflation, exchange rate and other macroeconomic variables are obtained for the years 2024 and 2025. We expect GDP to grow around 2.0 percent in 2024 (2023: -0.6 percent  hundred). The recovery of economic activity will be explained, among other reasons, by:

-	A copper price still favorable.
-	Inflation will continue to slow down, favoring the purchasing power of households.
-	Investment projects that begin or continue their execution.
-	Better results in the Agriculture and Fishing sectors.

The Peruvian Government, in a statement dated December 29, 2023, indicated that the Coastal Niño is expected to continue until April 2024. However, for the period of January-March 2024 it revised downwards the probabilities of an event of magnitude moderate at 37 percent (previous: 54 percent) and strong at 12 percent (previous 22 percent). On the contrary, the probabilities of a weak magnitude event increased to 33 percent (previous: 20 percent) and neutral (without EI Niño phenomenon) to 18 percent (previous: 3 percent). By 2025, the Peruvian economy would grow around 3.0 percent due to the recovery of domestic demand.

For 2024, probabilities of 50 percent, 40 percent and 10 percent were considered for the baseline, optimistic and pessimistic scenarios, respectively. The 2024 probabilities, taking into account the probability of the occurrence of the El Niño phenomenon, the recovery of the economic cycle and the impacts of external factors on the Peruvian economy. For 2025, we return to the probabilities of 50 percent, 25 percent and 25 percent for the baseline, optimistic and pessimistic scenarios, respectively. The probabilities assigned to each scenario and the projections are validated through a fan chart analysis, which uses the likelihood function to identify and analyze:

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

	2023	2022
	S/(000)	S/(000)

Carrying amount	8,645,945	8,530,986

Scenarios:
Optimistic	8,617,203	8,457,825
Base	8,654,612	8,517,295
Pessimistic	8,712,061	8,631,531

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

The following table shows the analysis of the risk-rating of the investments at fair value through profit or loss, at fair value through other comprehensive income and amortized cost provided by the institutions referred to above:

	2023		2022
	S/(000)%		S/(000)%
Instruments rated in Peru:
AAA	–	–	242,679	0.5
AA- a AA+	–	–	311,810	0.7
A- to A+	65,360	0.1	1,931,461	4.3
BBB- to BBB+	22,584,226	43.3	18,828,927	41.5
BB- to BB+	657,658	1.3	454,480	1.0
Lower and equal to +B	132,148	0.3	–	–
Unrated:
BCRP certificates of deposit	11,127,919	21.3	7,019,479	15.5
Listed and unlisted securities	312,648	0.6	344,842	0.8
Restricted mutual funds	334,162	0.6	351,317	0.8
Investment funds	651,307	1.2	628,476	1.4
Mutual funds	1,824	–	76,111	0.2
Hedge funds	–	–	–	–
Other instruments	242,310	0.5	237,174	0.5
Subtotal	36,109,562	69.2	30,426,756	67.2

	2023		2022
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	1,007,270	1.9	2,313,750	5.1
AA- a AA+	2,447,819	4.7	1,201,340	2.6
A- to A+	2,709,151	5.2	1,356,963	3.0
BBB- to BBB+	4,273,210	8.2	4,322,363	9.5
BB- to BB+	2,045,242	3.9	2,790,835	6.1
Lower and equal to +B	673,757	1.3	132,760	0.3
Unrated:
Listed and unlisted securities	60,877	0.1	34,182	0.1
Mutual funds	1,104,724	2.1	1,505,939	3.3
Participations of RAL funds	145,414	0.3	167,781	0.4
Investment funds	547,719	1.0	257,098	0.6
Hedge funds	291	–	280	-
Other instruments	1,090,492	2.1	921,177	1.8
Subtotal	16,105,966	30.8	15,004,468	32.8
Total	52,215,528	100.0	45,431,224	100.0

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2023 and 2022, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2023					2022
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Perú	192,666	–	23,642,580	10,935,252	34,770,498	–	–	24,157,868	7,019,479	31,177,347
Financial services	3,409,897	73,182	14,499,904	3,900,949	21,883,932	3,866,108	312,993	14,507,901	4,311,513	22,998,515
Commerce	5,969	29	24,611,067	1,007,029	25,624,094	17,992	28	26,448,551	1,412,625	27,879,196
Manufacturing	195,981	78	22,857,640	1,925,973	24,979,672	139,321	35,435	23,541,034	1,697,174	25,412,964
Government and public administration	1,713,104	241,294	9,808,792	12,068,576	23,831,766	826,279	207	10,318,450	9,547,356	20,692,292
Mortgage loans	–	–	23,395,049	–	23,395,049	–	–	22,381,290	–	22,381,290
Consumer loans	–	–	18,457,100	–	18,457,100	–	–	18,740,588	–	18,740,588
Real estate and leasing	67,209	–	8,989,709	3,248	9,060,166	68,797	–	10,088,768	15,074	10,172,639
Communications, storage and transportation	69,371	495,995	8,592,952	957,512	10,115,830	55,499	270,906	6,495,988	1,096,852	7,919,245
Community services	–	–	6,463,322	–	6,463,322	–	–	6,500,918	–	6,500,918
Electricity, gas and water	134,229	83	4,642,005	4,056,334	8,832,651	180,772	107,161	4,884,840	3,250,100	8,422,873
Construction	3,336	–	3,284,049	415,280	3,702,665	12,899	–	3,633,858	384,521	4,031,278
Agriculture	3,699	–	4,569,647	15,808	4,589,154	485	–	4,867,488	20,942	4,888,915
Mining	9,399	–	3,755,224	155,708	3,920,331	6,323	–	3,883,227	149,861	4,039,411
Education, health and others	113,028	271	1,490,560	814,761	2,418,620	89,033	42,071	1,631,340	853,292	2,615,736
Hotels and restaurants	–	–	2,480,313	–	2,480,313	–	–	2,736,252	–	2,736,252
Insurance	5,138	–	88,947	193	94,278	1,363	–	1,003,613	4,542	1,009,518
Fishing	139	–	658,316	–	658,455	506	–	578,526	–	579,032
Others	47,159	–	2,426,485	787,317	3,260,961	412,683	–	2,531,987	1,022,830	3,967,500
Total	5,970,324	810,932	184,713,661	37,043,940	228,538,857	5,678,060	768,801	188,932,487	30,786,161	226,165,509

(*)	It includes non-trading investments that did not pass SPPI test.

(**)	OCI: Other comprehensive income.

As of December 31, 2023 and 2022 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2023					2022
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

America:
Peru	1,601,757	1,333	163,235,790	25,099,606	189,938,486	1,257,305	328	167,378,965	19,370,001	188,006,599
Bolivia	550,271	–	11,609,164	861,246	13,020,681	588,484	–	10,808,527	747,078	12,144,089
United States of America	736,813	258	2,464,455	7,260,134	10,461,660	839,762	450,160	1,799,795	7,332,491	10,422,208
Colombia	1,692,862	–	3,939,155	796,126	6,428,143	894,043	6,359	4,073,211	688,313	5,661,926
Chile	310,247	–	1,629,984	590,346	2,530,577	622,346	–	2,287,020	652,915	3,562,281
Brazil	11,837	–	121,301	168,426	301,564	3,091	–	1,123,155	194,138	1,320,384
Mexico	14,040	–	195,420	396,581	606,041	16,561	40,811	132,132	385,631	575,135
Panama	4,166	–	389,002	68,364	461,532	383	–	402,303	47,551	450,237
Canada	31,772	–	29,760	92,571	154,103	38,413	–	34,449	103,661	176,523
Europe:
France	168,648	–	9,569	136,787	315,004	163,577	7,584	28,841	152,041	352,043
Luxembourg	617,676	–	7,020	–	624,696	1,038,393	–	7,020	–	1,045,413
United Kingdom	64,738	–	53,576	266,628	384,942	93,717	1,978	16,017	193,810	305,522
Spain	23,356	–	14,721	198,504	236,581	–	–	88,723	28,840	117,563
Switzerland	4,705	–	166	32,121	36,992	4	–	175	82,129	82,308
Netherlands	–	–	2,247	40,112	42,359	–	–	31,483	39,038	70,521
Others in Europe	74,709	–	293,096	92,726	460,531	80,611	10,126	51,758	136,207	278,702
Others	62,727	809,341	719,235	943,662	2,534,965	41,370	251,455	668,913	632,317	1,594,055
Total	5,970,324	810,932	184,713,661	37,043,940	228,538,857	5,678,060	768,801	188,932,487	30,786,161	226,165,509
(*)	It includes non-trading investments that did not pass SPPI test.

(**)	OCI: Other comprehensive income.

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or

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

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2023
		Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets		Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	987,663	987,663	(234,550)	(139,833)	613,280
Cash collateral, reverse repurchase agreements and securities borrowing	1,410,647	1,410,647	–	(16,924)	1,393,723
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	6,533,959	6,533,959	(5,496,964)	–	1,036,995
Total	8,932,269	8,932,269	(5,731,514)	(156,757)	3,043,998

	2022
		Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets		Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,500,335	1,500,335	(285,850)	(145,945)	1,068,540
Cash collateral, reverse repurchase agreements and securities borrowing	1,101,856	1,101,856	–	(224,947)	876,909
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	3,540,528	3,540,528	(3,062,627)	–	477,901
Total	6,142,719	6,142,719	(3,348,477)	(370,892)	2,423,350

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	2023
		Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities		Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	891,999	891,999	(234,550)	(170,998)	486,451
Payables on repurchase agreements and securites lending	10,168,427	10,168,427	(7,566,773)	(607,639)	1,994,015
Total	11,060,426	11,060,426	(7,801,323)	(778,637)	2,480,466

	2022
		Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities		Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,367,274	1,367,274	(285,850)	(184,378)	897,046
Payables on repurchase agreements and securites lending	12,966,725	12,966,725	(10,655,534)	(649,769)	1,661,422
Total	14,333,999	14,333,999	(10,941,384)	(834,147)	2,558,468

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.

-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.

-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 12(c)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

30.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities, and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the order of the Group’s current activities, commodity price risk has not been approved, so this type of instrument is not agreed.

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

a)	Trading Book –

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) –

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

The evaluation of the movements of the trading portfolio has been based on annual historical information and 129 market risk factors, which are detailed below: 45 market curves, 43 stock prices, 37 mutual fund values and 4 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).

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

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 30.2 (b)(ii).

The Group’s VaR showed a decrease as of December 31, 2023, mainly due to lower interest rate risk due to a lower sensitive amount of the portfolio and the registration of fewer upward rate shocks during the last year. The VaR remained contained within the risk appetite limits established by the Risk Management of each Subsidiary.

As of December 31, 2023 and 2022, the Group’s VaR by risk type is as follows:

	2023	2022
	S/(000)	S/(000)

Interest rate risk	29,399	74,343
Price risk	5,291	5,219
Volatility risk	20	2,032
Diversification effect	(5,850)	(7,347)
Consolidated VaR by type of risk	28,860	74,247

On the other hand, those instruments that are accounted for at fair value through profit or loss and that are not intended for trading are included in the rate and price sensitivity analysis in the following section. See table of earnings sensitivity at risk, net economic value and price sensitivity.

b)	Banking Book –

The non-trading portfolios or, belonging to the banking book (“banking book”), are exposed to different risks, since they are sensitive to movements in market rates, which may result in a negative impact on the value of the assets. with respect to its liabilities, and therefore, in its net worth.

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

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments, and technical reserves. Interest rate risk management in Banco de Crédito del Perú, Banco de Crédito de Bolivia, Mibanco- Banco de la Microempresa, Mibanco - Banco de la Microempresa de Colombia, ASB Bank Corp and Pacífico Seguros, is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks, which are generated through different scenario simulations and consider periods of high volatility.

Analysis of repricing gap –

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

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2023
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	13,900,784	1,707,822	3,050,481	8,674,709	273,214	7,734,585	35,341,595
Investments	1,331,553	4,489,604	9,475,564	12,827,007	18,773,061	336,078	47,232,867
Loans, net	19,650,760	16,975,402	38,874,328	46,963,496	14,420,760	(186,611)	136,698,135
Financial assets designated at fair value through profit or loss	–	–	–	–	–	810,932	810,932
Reinsurance and insurance contract assets	872,046	–	–	–	–	–	872,046
Other assets (*)	143,214	7,053	31,753	–	–	2,381,135	2,563,155
Total assets	35,898,357	23,179,881	51,432,126	68,465,212	33,467,035	11,076,119	223,518,730

Liabilities
Deposits and obligations	40,740,255	16,793,946	22,762,047	57,611,088	8,418,281	1,379,377	147,704,994
Payables from repurchase agreements and securities lending	5,987,961	6,344,769	3,477,433	3,238,356	3,026,066	372,523	22,447,108
Insurance and reinsurance contract liability	116,515	178,525	496,768	1,862,006	6,822,694	2,841,625	12,318,133
Financial liabilities at fair value through profit or loss	–	–	–	–	–	641,915	641,915
Bonds and Notes issued	81,635	94,831	5,711,424	7,944,189	603,511	159,195	14,594,785
Other liabilities (*)	497,682	–	2,046	–	–	4,546,082	5,045,810
Equity	–	–	–	–	–	33,107,065	33,107,065
Total liabilities and equity	47,424,048	23,412,071	32,449,718	70,655,639	18,870,552	43,047,782	235,859,810

Off-balance-sheet accounts
Derivative financial assets	72,943	–	676,380	–	–	–	749,323
Derivative financial liabilities	630,109	401,730	54,849	1,936,331	–	–	3,023,019
	(557,166)	(401,730)	621,531	(1,936,331)	–	–	(2,273,696)
Marginal gap	(12,082,857)	(633,920)	19,603,939	(4,126,758)	14,596,483	(31,971,663)	(14,614,776)
Accumulated gap	(12,082,857)	(12,716,777)	6,887,162	2,760,404	17,356,887	(14,614,776)	–

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	2022
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	15,413,219	1,339,844	2,635,747	8,875,620	184,437	6,836,829	35,285,696
Investment	6,177,458	2,548,155	3,088,999	10,793,965	18,286,282	337,031	41,231,890
Loans, net	18,513,077	20,548,048	38,917,974	46,932,699	15,367,868	474,306	140,753,972
Financial assets designated at fair value through profit or loss	–	–	–	–	–	768,801	768,801
Reinsurance and insurance contract assets	62,001	124,001	558,006	–	–	–	744,008
Other assets (*)	66,225	–	–	–	–	2,531,629	2,597,854
Total assets	40,231,980	24,560,048	45,200,726	66,602,284	33,838,587	10,948,596	221,382,221

Liabilities
Deposits and obligations	36,293,889	13,244,363	24,789,328	61,459,266	8,201,016	3,032,925	147,020,787
Payables from repurchase agreements and securities lending	2,919,374	2,193,017	5,582,701	7,368,172	3,160,922	679,950	21,904,136
Insurance and reinsurance contract liability	198,602	279,488	515,873	1,526,519	7,329,609	1,303,917	11,154,008
Financial liabilities at fair value through profit or loss	–	–	–	–	–	191,010	191,010
Bonds and Notes issued	48,301	73,546	3,186,038	13,330,687	357,352	11,270	17,007,194
Other liabilities (*)	540,778	72,584	2,854	–	–	4,072,451	4,688,667
Equity	–	–	–	–	–	29,595,213	29,595,213
Total liabilities and equity	40,000,944	15,862,998	34,076,794	83,684,644	19,048,899	38,886,736	231,561,015

Off-balance-sheet accounts
Derivative financial assets	171,485	830,415	450,835	931,208	–	–	2,383,943
Derivative financial liabilities	149,938	46,232	165,610	1,844,839	95,350	–	2,301,969
	21,547	784,183	285,225	(913,631)	(95,350)	–	81,974
Marginal gap	252,583	9,481,233	11,409,157	(17,995,991)	14,694,338	(27,938,140)	(10,096,820)
Accumulated gap	252,583	9,733,816	21,142,973	3,146,982	17,841,320	(10,096,820)	–

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensitivity of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2023 and December 31, 2022, including the effect of derivative instruments.

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

The results of the sensitivity analysis regarding changes in interest rates as of December 31, 2023 and December 31, 2022 are presented below:

2023
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	+/-	15,052	-/+	511,851
Soles	+/-	75	+/-	22,578	-/+	767,776
Soles	+/-	100	+/-	30,104	-/+	1,023,702
Soles	+/-	150	+/-	45,156	-/+	1,535,553
U.S. Dollar	+/-	50	+/-	48,060	+/-	119,342
U.S. Dollar	+/-	75	+/-	72,090	+/-	179,013
U.S. Dollar	+/-	100	+/-	96,120	+/-	238,684
U.S. Dollar	+/-	150	+/-	144,180	+/-	358,026

2022
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	-/+	39,920	-/+	345,530
Soles	+/-	75	-/+	59,880	-/+	518,295
Soles	+/-	100	-/+	79,840	-/+	691,060
Soles	+/-	150	-/+	119,760	-/+	1,036,590
U.S. Dollar	+/-	50	+/-	103,546	+/-	306,792
U.S. Dollar	+/-	75	+/-	155,319	+/-	460,188
U.S. Dollar	+/-	100	+/-	207,092	+/-	613,584
U.S. Dollar	+/-	150	+/-	310,638	+/-	920,375

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

As of December 31, 2023, and December 31, 2022, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2023, and December 31,  2022, are presented below:

Equity securities
Measured at fair value through other comprehensive income	Change in market prices	2023	2022
	%	S/(000)	S/(000)

Equity securities	+/-10	33,480	32,649
Equity securities	+/-25	83,700	81,621
Equity securities	+/-30	100,440	97,946

Funds
Measured at fair value through profit or loss	Change in market prices	2023	2022
	%	S/(000)	S/(000)

Mutual funds	+/-10	108,747	157,932
Mutual funds	+/-25	271,867	394,831
Mutual funds	+/-30	326,241	473,797
Restricted mutual funds	+/-10	33,416	35,132
Restricted mutual funds	+/-25	83,541	87,829
Restricted mutual funds	+/-30	100,249	105,395
Participation in RAL funds	+/-10	14,541	16,778
Participation in RAL funds	+/-25	36,354	41,945
Participation in RAL funds	+/-30	43,624	50,334
Investment funds	+/-10	118,071	86,053
Investment funds	+/-25	295,178	215,133
Investment funds	+/-30	354,214	258,160
Hedge funds	+/-10	29	28
Hedge funds	+/-25	73	70
Hedge funds	+/-30	87	84
Exchange Trade Funds	+/-10	2,958	2,504
Exchange Trade Funds	+/-25	7,396	6,261
Exchange Trade Funds	+/-30	8,875	7,513

(ii) Foreign currency exchange risk –

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

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

-	Net gain on foreign exchange transactions,
-	Net gain on derivatives held for trading,
-	Exchange difference result.

As of December 31, 2023, the foreign currency in which the group has the greatest exposure is the U.S. Dollar. The free-market exchange rate for purchase and sale transactions of each U.S. Dollar as of December 31, 2023 was S/3.709 ( S/3.814 as of December 31, 2022).

Transactions in foreign currency are made at market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31,2023 and 2022, the net open monetary position with effect on results and the equity position of the Group was as follows:

	2023			2022
	U.S. Dollar	Other currencies	Total	U.S. Dollar	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total monetary assets	77,387,709	495,553	77,883,262	77,853,626	364,108	78,217,734
Total monetary liabilities	(79,779,686)	(102,500)	(79,882,186)	(79,016,765)	(217,568)	(79,234,333)
	(2,391,977)	393,053	(1,998,924)	(1,163,139)	146,540	(1,016,599)

Total position in currency derivatives	2,622,188	(369,458)	2,252,730	353,166	(127,382)	225,784

Hedging a foreign investment (*)	–	–	–	872,750	–	872,750

Total monetary position with effect on income	230,211	23,595	253,806	62,777	19,158	81,935

Total monetary position with effect on equity	904,434	2,204,984	3,109,418	785,030	1,872,697	2,657,727

Net monetary position	1,134,645	2,228,579	3,363,224	847,807	1,891,855	2,739,662

As of December 31, 2023, the monetary position with effect on equity in other currencies is mainly made up of the equity of subsidiaries in Bolivian pesos for S/860.3 million, in Colombian pesos for S/961.9 million and, in Chilean pesos for S/380.9 million, among other minors. As of December 31,2022,the monetary position with effect on equity in other currencies was mainly made up of the equity of subsidiaries in Bolivian pesos for S/954.7 million, in Colombian pesos for S/566.7 million and, in Chilean pesos for S/348.0 million, among other minors.

(*) As of December 31, 2023 the accounting hedge of net investment abroad was revoked, where part of our liability position in dollars related to the balance of the caption “bonds and notes issued”, see Note 15(a)(iii), was designated as cover our permanent investment in Atlantic Security Holding.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed, and which affect the consolidated income statement and other comprehensive income as of December 31, 2023, and December 31, 2022.

The analysis determines the effect of a reasonably possible variation of the exchange rate against the sol for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The following is a sensitivity analysis of the foreign exchange position with an effect on the consolidated statement of income:

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to U.S. Dollar	5	10,962	2,989
Soles in relation to U.S. Dollar	10	20,928	5,707

Appreciation -
Soles in relation to U.S. Dollar	5	(12,116)	(3,304)
Soles in relation to U.S. Dollar	10	(25,579)	(6,975)

The following is the sensitivity analysis of the foreign exchange position with effect in other comprehensive income, being the main currencies of  exposure: U.S. Dollar, Boliviano,Colombian Peso and Chilean Peso. This analysis is shown as of December 31, 2023 and 2022:

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to U.S. Dollar	5	43,377	37,382
Soles in relation to U.S. Dollar	10	82,812	71,366

Appreciation -
Soles in relation to U.S. Dollar	5	(47,944)	(41,317)
Soles in relation to U.S. Dollar	10	(101,214)	(87,226)

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to Boliviano	5	40,969	45,462
Soles in relation to Boliviano	10	78,214	86,791

Appreciation -
Soles in relation to Boliviano	5	(45,282)	(50,247)
Soles in relation to Boliviano	10	(95,595)	(106,078)

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to Peso Colombiano	5	45,804	26,984
Soles in relation to Peso Colombiano	10	87,444	51,515

Appreciation -
Soles in relation to Peso Colombiano	5	(50,626)	(29,825)
Soles in relation to Peso Colombiano	10	(106,876)	(62,963)

Currency rate sensibility	Change in currency rates	2023	2022
	%	S/000	S/000

Depreciation -
Soles in relation to Peso Chileno	5	18,136	16,571
Soles in relation to Peso Chileno	10	34,624	31,636

Appreciation -
Soles in relation to Peso Chileno	5	(20,046)	(18,316)
Soles in relation to Peso Chileno	10	(42,318)	(38,667)

30.3	Liquidity risk

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

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, the consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

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

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2023						2022
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets	38,552,719	26,270,643	60,976,000	92,329,896	47,960,945	266,090,203	51,659,698	29,779,019	55,988,081	81,860,492	45,784,016	265,071,306

Financial liabilities by type -
Deposits and obligations	42,289,107	18,369,890	26,491,876	55,511,772	9,275,728	151,938,373	37,822,104	13,802,039	25,833,124	64,047,112	8,546,334	150,050,713
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	6,048,623	2,581,452	5,994,505	5,749,977	3,901,739	24,276,296	4,359,993	2,368,114	6,525,912	7,913,422	10,387,277	31,554,718
Financial liabilities designated at fair value through profit or loss	641,915	–	–	–	–	641,915	191,010	–	–	–	–	191,010
Bonds and notes issued	214,609	188,158	5,624,264	7,492,224	579,266	14,098,521	217,504	171,471	3,357,173	13,402,553	374,935	17,523,636
Lease liabilities	30,710	33,118	89,984	256,960	102,344	513,116	32,390	35,637	105,931	314,714	129,445	618,117
Other liabilities	3,646,610	358,303	241,182	8,484	1,636,332	5,890,911	3,885,942	217,108	249,763	7,654	1,649,079	6,009,546
Total liabilities	52,871,574	21,530,921	38,441,811	69,019,417	15,495,409	197,359,132	46,508,943	16,594,369	36,071,903	85,685,455	21,087,070	205,947,740

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	961,788	1,059,625	3,153,643	1,394,394	30,653	6,600,103	1,451,819	1,931,304	972,276	876,270	384,857	5,616,526
Contractual amounts payable (outflows)	939,961	1,053,036	3,185,326	1,329,268	28,899	6,536,490	1,454,360	1,932,240	977,394	840,215	334,500	5,538,709
Total liabilities	21,827	6,589	(31,683)	65,126	1,754	63,613	(2,541)	(936)	(5,118)	36,055	50,357	77,817

30.4	Non-financial risk -

A non-financial risk (NFR) is a broad term that is generally defined by exclusion; that is, any risk other than financial market, credit and liquidity risks. NFR may have substantial negative strategic, commercial, economic and/or reputational implications. NFR includes operational risks defined in Basel’s seven types of operational risk events, but also other important risks such as technology, cyber, conduct, model, compliance, strategic and third-party risk.

Non-Financial Risk management has become more challenging due to the added complexity of rapid changes in technology, extensive process automation, greater reliance on systems rather than people, as well as transformational processes such as business agility. These changes in the way financial institutions do business have led to new risk exposures, whether in the form of attacks affecting the Group service, data theft or online fraud.

30.5	Operational risk –

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences but exclude strategic or reputational risk (except for the companies under Colombian regulations, where reputational risk is included in operational risk).

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

30.6	Cybersecurity -

Credicorp focuses its efforts on the most cost-efficient strategies to reduce the exposure to cybersecurity risk; thus, meeting the Group’s risk appetite. To achieve this, different levels of controls adapted to the different areas and companies potentially exposed are applied. Therefore, it maintains a significant investment program, which allows it to have the necessary technologies and processes to keep the Group’s operations and assets reasonably secure.

As part of the Cybersecurity Government, the Group has the CISO Credicorp and a corporate team whose objective is to ensure the deployment and compliance of the Cybersecurity strategy in all companies. The corporate appetite has been defined, which is reviewed annually, and the Strategy and Plan has been established at the corporate level, defining implementation priorities and improvements in accordance with the different realities of the companies. These lines of work include the Cybersecurity Strategy, which is constantly reviewed considering the global scenario, the risk profile, standards, frameworks and regulations, in order to guarantee business continuity, resilience and data privacy, as well as the adoption of the robust cybersecurity framework that allows the adaptation of cybersecurity controls for each of the Group’s companies, adequate management and remediation of vulnerabilities in an early and timely manner.

There is an awareness program, constant training of employees to generate a culture of cybersecurity awareness in all Group companies and cybersecurity indicators, which ensure alignment between the operations and business strategy of the Group’s companies.

The Group companies have third-party governance policies, which define the security requirements that service providers must meet and whose compliance is mandatory.

Finally, the management of information security of information assets is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. Guidelines are designed and developed based on policies and procedures to ensure availability, privacy and integrity strategies.

30.7	Corporate Security and Cybercrime -

As part of the management of non-financial risks, the Corporate Security & Cyber Crime Area is responsible for detecting and responding to fraud and security incidents.

These tasks are carried out through specialized teams of investigations, cybercrime, forensic computing, internal fraud risk assessment, inspections, physical and electronic security, disaster risk management and strategic intelligence activities, which allow the safety of collaborators to be safeguarded, clients, suppliers and assets of the Group; as well as strengthening the organization’s resilience and rapid response capacity.

To this end, the designed strategy includes the use of cutting-edge technological tools in video surveillance, digital video surveillance and advanced risk profile analysis models, among other fronts. Likewise, there is highly specialized and trained talent on these fronts that allows the appropriate use of artificial intelligence, electronics, advanced analytics and cyber forensics, achieving high standards of efficiency and effectiveness in management.

Finally, The Group contributes to the security of the Financial System through union activities that it develops at the local level in the Association of Banks of Peru (ASBANC) and at the Latin American level in the Committee of Security Experts of the Latin American Federation of Banks (FELABAN).

30.8	Model Risk -

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

30.9	Risk related to the insurance activity -

The main risk the Group faces under insurance contracts is that the real cost of claims and payments or the timing of them, differ from expectations. This is influenced by the frequency of claims, the severity of the claims, the real benefits paid and the subsequent development of long-term claims.

Risk exposure is mitigated by diversification through a large portfolio of insurance contracts and by having different lines of business. Risks are also mitigated by careful selection and implementation of strategic underwriting guidelines, as well as the use of reinsurance agreements. Reinsurance underwriting is diversified in such a way that the Group is not dependent on any particular reinsurer; likewise, the Group’s operations are not dependent on any particular reinsurance contract.

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

For contracts where death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

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

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts and by having different lines of business. The sensitivity of risk is improved by careful selection and implementation of underwriting strategies of insurance contracts, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geographic location.

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

Evolution of accidents

The following table shows the estimates of accumulated claims incurred as of December 31, 2023:

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Gross estimates of the undiscounted amount of the claims:
At the end of the claim year	1,397,461	963,490	1,039,516	1,628,377	1,154,065	1,450,470	1,538,564	2,000,372	1,687,397	1,724,774	14,584,486
1 year later	1,027	3,453	3,475	1,693	6,872	9,523	38,655	137,774	317,513	614,260	1,134,245
2 years later	129	577	3,441	4,265	8,398	5,701	13,276	71,537	197,750	191,387	496,461
3 years later	–	53	505	3,902	4,665	2,263	5,093	22,757	89,213	99,775	228,226
4 years later	–	–	81	278	3,148	4,684	2,712	7,511	24,184	44,274	86,872
5 years later	–	–	–	28	262	4,008	5,379	2,762	7,492	15,491	35,422
6 years later	–	–	–	–	40	438	4,331	7,395	2,405	4,663	19,272
7 years later	–	–	–	–	–	93	358	5,953	6,962	6,197	19,563
8 years later	–	–	–	–	–	–	42	66	4,639	9,695	14,442
9 years later	–	–	–	–	–	–	–	29	356	1,648	2,033
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence.	1,398,617	967,573	1,047,018	1,638,543	1,177,450	1,477,180	1,608,410	2,256,156	2,337,911	2,712,164	16,621,022
Liabilities / Gross Obligations accumulated by claims	3,672	6,335	8,955	13,396	30,289	34,361	81,747	321,842	839,516	1,421,449	2,761,562
Discount event	(527)	(775)	(1,207)	(1,687)	(2,890)	(3,597)	(7,361)	(27,666)	(64,783)	(83,109)	(193,602)
Effect of Risk Adjustment for non-financial risk	–	–	–	–	–	–	–	–	–	21,590	21,590
Gross LIC of the Temporary Regime and Definitive Regime	3,145	5,560	7,748	11,709	27,399	30,764	74,386	294,176	774,733	1,359,929	2,589,549
Gross provision for incurred claims.	6,290	11,120	15,496	23,418	54,798	61,528	148,772	588,352	1,549,466	2,719,859	5,179,099

The following table shows the estimates of accumulated claims incurred as of December 31, 2022:

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Gross estimates of the undiscounted amount of the claims:
At the end of the claim year	1,141,142	800,436	998,136	1,073,982	1,698,250	1,193,707	1,433,243	1,538,374	1,828,421	2,034,760	13,740,451
1 year later	–	2,967	2,876	1,752	6,463	7,683	24,014	88,496	203,932	334,135	672,318
2 years later	–	–	2,797	3,113	8,586	4,570	14,697	63,339	168,287	186,582	451,971
3 years later	–	–	–	2,578	4,092	2,842	4,127	29,408	94,517	77,225	214,789
4 years later	–	–	–	–	3,178	3,085	2,408	6,004	44,507	41,660	100,842
5 years later	–	–	–	–	–	3,207	3,298	3,340	9,036	19,976	38,857
6 years later	–	–	–	–	–	–	2,041	4,258	4,259	9,282	19,840
7 years later	–	–	–	–	–	–	–	1,888	5,650	2,918	10,456
8 years later	–	–	–	–	–	–	–	–	2,022	6,941	8,963
9 years later	–	–	–	–	–	–	–	–	–	6,312	6,312
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence.	1,141,142	803,403	1,003,809	1,081,425	1,720,569	1,215,094	1,483,828	1,735,107	2,360,631	2,719,791	15,264,799
Liabilities / Gross Obligations accumulated by claims	2,043	6,503	6,723	10,070	31,556	27,675	77,292	244,120	675,107	1,485,336	2,566,425
Discount event	(293)	(580)	(740)	(1,101)	(2,256)	(2,051)	(6,629)	(19,828)	(49,865)	(90,322)	(173,665)
Effect of Risk Adjustment for non-financial risk	–	–	–	–	–	–	–	–	–	13,478	13,478
Gross LIC of the Temporary Regime and Definitive Regime	–	–	–	–	–	–	–	–	–	–	–
Gross provision for incurred claims.	1,750	5,923	5,983	8,969	29,300	25,624	70,663	224,292	625,242	1,408,492	2,406,238

30.10	Capital management -

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

As of December 31, 2023, and 2022, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/33,452.6 million and S/31,754.6 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/7,731.9 million the minimum regulatory capital required as of December 31, 2023 (approximately S/8,156.9 million as of December 31, 2022).

30.11	Fair values –

a)	Financial instruments recorded at fair value and fair value hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		2023				2022
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Currency swaps		–	230,818	–	230,818	–	410,439	–	410,439
Interest rate swaps		–	384,238	–	384,238	–	467,140	–	467,140
Foreign currency forwards		–	334,562	–	334,562	–	500,348	–	500,348
Cross currency swaps		–	35,754	–	35,754	–	98,656	–	98,656
Foreign exchange options		–	1,104	–	1,104	–	1,349	–	1,349
Futures		–	1,187	–	1,187	–	794	–	794
	12(c)	–	987,663	–	987,663	–	1,478,726	–	1,478,726

Investments at fair value through profit or loss	6(a)	2,983,312	919,499	1,079,850	4,982,661	2,619,090	608,714	971,530	4,199,334
Financial assets at fair value through profit or loss		810,582	350	–	810,932	768,187	614	–	768,801

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		6,176,329	7,139,979	68,842	13,385,150	6,103,452	6,874,613	–	12,978,065
Government treasury bonds		9,722,319	867,883	–	10,590,202	7,917,699	768,441	–	8,686,140
Certificates of deposit BCRP		–	10,935,253	–	10,935,253	–	7,019,479	–	7,019,479
Negotiable certificates of deposit		–	482,047	–	482,047	–	607,218	–	607,218
Securitization instruments		–	683,930	–	683,930	–	673,836	–	673,836
Subordinated bonds		71,590	209,349	–	280,939	176,712	186,714	–	363,426
Other instruments		–	297,220	54,397	351,617	–	121,642	–	121,642
Equity instruments		147,681	173,253	13,868	334,802	159,240	160,738	16,377	336,355
	6(b)	16,117,919	20,788,914	137,107	37,043,940	14,357,103	16,412,681	16,377	30,786,161

Total financial assets		19,911,813	22,696,426	1,216,957	43,825,196	17,744,380	18,500,735	987,907	37,233,022

Financial liabilities
Derivatives financial instruments:
Currency swaps		–	429,365	–	429,365	–	749,420	–	749,420
Foreign currency forwards		–	205,341	–	205,341	–	288,857	–	288,857
Interest rate swaps		–	205,112	–	205,112	–	278,385	–	278,385
Cross currency swaps		–	46,561	–	46,561	–	24,385	–	24,385
Foreign exchange options		–	4,002	–	4,002	–	3,168	–	3,168
Futures		–	1,618	–	1,618	–	1,450	–	1,450
	12(c)	–	891,999	–	891,999	–	1,345,665	–	1,345,665
Financial liabilities at fair value through profit or loss		–	641,915	–	641,915	–	191,010	–	191,010

Total financial liabilities		–	1,533,914	–	1,533,914	–	1,536,675	–	1,536,675

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

As of December 31, 2023, the balance of receivables and payables corresponding to derivatives amounted to S/987.7 million and S/892.0 million respectively, See Note 12(c), generating DVA and CVA adjustments for approximately S/3.2 million and S/6.9 million respectively. The net impact of both items in the consolidated statement of income amounted to S/4.0 million of loss. As of December 31, 2022, the balance of receivables and payables corresponding to derivatives amounted to S/1,478.7 million and S/1,345.7 million, respectively, See Note 12(c), generating DVA and CVA adjustments for approximately S/7.5 million and S/11.2 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/6.0 million of loss.

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

As of December 31, 2023 and 2022, the net unrealized loss of Level 3 financial instruments amounted to S/3.4 million and S/0.1 million, respectively. During 2023 and 2022, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2023					2022
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	–	33,930,948	–	33,930,948	33,930,948	–	34,183,840	–	34,183,840	34,183,840
Cash collateral, reverse repurchase agreements and securities borrowing	–	1,410,647	–	1,410,647	1,410,647	–	1,101,856	–	1,101,856	1,101,856
Investments at amortized cost	9,338,213	362,100	–	9,700,313	10,188,927	8,849,683	292,335	–	9,142,018	10,445,729
Loans, net	–	136,698,135	–	136,698,135	136,698,135	–	140,753,972	–	140,753,972	140,753,972
Due from customers on banker’s acceptances	–	412,401	–	412,401	412,401	–	699,678	–	699,678	699,678
Reinsurance contract assets	–	872,046	–	872,046	872,046	–	744,008	–	744,008	744,008
Other assets	–	3,593,296	–	3,593,296	3,593,296	–	1,747,412	–	1,747,412	1,747,412
Total	9,338,213	177,279,573	–	186,617,786	187,106,400	8,849,683	179,523,101	–	188,372,784	189,676,495

Liabilities
Deposits and obligations	–	147,704,994	–	147,704,994	147,704,994	–	147,020,787	–	147,020,787	147,020,787
Payables on repurchase agreements and securities lending	–	10,168,427	–	10,168,427	10,168,427	–	12,966,725	–	12,966,725	12,966,725
Due to Banks and correspondents and other entities	–	12,308,392	–	12,308,392	12,278,681	–	9,012,529	–	9,012,529	8,937,411
Due from customers on banker’s acceptances	–	412,401	–	412,401	412,401	–	699,678	–	699,678	699,678
Lease liabilities	–	512,579	–	512,579	512,579	–	578,074	–	578,074	578,074
Bond and notes issued	–	14,742,600	–	14,742,600	14,594,785	–	16,610,504	–	16,610,504	17,007,194
Insurance contract liability	–	12,318,133	–	12,318,133	12,318,133	–	11,154,008	–	11,154,008	11,154,008
Other liabilities	–	4,586,511	–	4,586,511	4,586,511	–	3,964,203	–	3,964,203	3,964,203
Total	–	202,754,037	–	202,754,037	202,576,511	–	202,006,508	–	202,006,508	202,328,080

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)
Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2023 and 2022, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

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

30.12	Fiduciary activities, management of funds and pension funds -

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

As of December 31, 2023 and 2022, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2023	2022

Investment funds and mutual funds	55,773	69,264
Pension funds	36,867	30,596
Equity managed	35,016	35,062
Bank trusts	3,949	4,269
Total	131,605	139,191

31	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies

i)	Madoff Trustee Litigation and Fairfield Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) and the substantively consolidated estate of Bernard L. Madoff (the “Madoff Trustee”) filed a complaint (the “Madoff Complaint”) against Credicorp’s subsidiary, ASB (now ASB Bank Corp.), in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Madoff Complaint sought recovery of approximately US$120.0 million in principal amount, which the Complaint is alleged was equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (“Fairfield Sentry”), together with fees, costs, interest and expenses. The Madoff Complaint sought the recovery of these redemptions from ASB Bank Corp. as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB Bank Corp. The Madoff Trustee also filed similar “claw back” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

In April 2012, Fairfield Sentry (in liquidation) and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed a complaint (the “Fairfield Complaint”) against ASB (now ASB Bank Corp.) in the Bankruptcy Court (the “Fairfield v. ASB Adversary Proceeding”). The Fairfield Complaint sought  to recover US$115.2 million in principal amount from ASB Bank Corp., representing the amount of ASB Bank Corp.’s redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest, and expenses. These were  essentially the same funds that the Madoff Trustee sought  to recover in the Madoff Trustee litigation as described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield v. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

On January 30, 2024, (i) the Madoff Trustee and ASB Bank Corp. entered into a release and settlement agreement (the “Madoff Settlement”) and (ii) the Fairfield Liquidator and ASB Bank Corp. simultaneously entered into a release and settlement agreement (the “Fairfield Settlement”), which settlements, without admission of liability, have resolved all disputes related to the Madoff Complaint and the Fairfield Complaint among ASB Bank Corp., the Madoff Trustee and the Fairfield Liquidator. Under the terms of the settlements, after approval of the Madoff Settlement by the Bankruptcy Court, among other things, ASB Bank Corp. would  pay the Madoff Trustee the amount of US$42.8 million (the “Settlement Amount”) (for which ASB Bank Corp. and its affiliates were already  fully provisioned), and the Madoff Trustee and the Fairfield Liquidator would  dismiss the Madoff Complaint and the Fairfield Complaint, as applicable, with prejudice and without costs to either party. On March 18, 2024, the Bankruptcy Court approved the Madoff Settlement. On April 3, 2024, ASB Bank Corp. paid the Madoff Trustee the Settlement Amount. On April 5, 2024, the Madoff Trustee dismissed the Madoff Complaint with prejudice and without costs to either party. On April 8, 2024, the Fairfield Liquidator dismissed the Fairfield Complaint with prejudice and without costs to either party. The full and final dismissal of the Fairfield Complaint is pending confirmation by the Second Circuit Court of Appeals of the dismissal with prejudice of the previously pending appeal by the Fairfield Liquidator.

ii)	Government Investigations -

In 2019, the former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the political party Fuerza 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time imposed no sanction against contributors but only against the recipients of the campaign contribution.

The former Chairman also informed the prosecutors that in 2016, three subsidiaries of Credicorp (BCP, Mibanco and Grupo Pacífico) made donations totaling S/711,000 (approximately US$200,000) to the political party Peruanos Por el Kambio. These contributions were made in compliance with both Peruvian electoral law and with Credicorp’s own political contributions guidelines, adopted in 2015.

The Peruvian Superintendencia del Mercado de Valores (‘SMV’ for its Spanish acronym) has initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP, Mibanco and Grupo Pacífico), for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance resolutions on these proceedings. The mentioned resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a result of these sanctioning processes. Credicorp, BCP, Mibanco and Grupo Pacifico appealed the resolutions. After expiration of the term to resolve the appeals, Credicorp and its three subsidiaries asserted their right to negative administrative silence and to resort to the Judiciary. Notwithstanding Credicorp and its three subsidiaries proceeded to pay the fines imposed by the SMV, in compliance with Peruvian law. To date, the matter is subject to the decision of the Judiciary.

Credicorp believes that neither the political campaign contributions nor the related SMV sanctioning processes pose a significant risk of material liability to the Company or will have a material effect on the Company´s business and financial position since the fines imposed by the SMV have already been paid.

On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the Company  of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team – Fourth Court Division (Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial – Cuarto Despacho).  Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand-alone to the Olmos Project. To date Mr. Ferrari is still included in the preparatory investigation. Mr. Ferrari has already filed certain legal defenses in order to be excluded from the investigation.

Credicorp has reviewed the performance of the officers of Banco de Crédito del Peru in relation to the financial advisory services provided by the bank in connection with the Olmos Project and believes that the facts under investigation do not give rise to any liability of Banco de Credito del Peru or its officers. Credicorp bases this view on the qualified opinion of external consultants specialized in the matter. Therefore, Credicorp believes that the opening of the aforementioned preparatory investigation will not have any impact on the normal operation of the Company, nor will it affect the dedication and performance of its officers in undertaking their regular duties.

32	SUBSEQUENT EVENTS

Issued bonds -
At the beginning of January 2024, the Bank issued bonds for a total of US$800 million with a term of 5 years in the international market. This operation included the issuance of bonds valued at US$500 million and bonds in soles for a total of S/1,150 million with coupon rates of 5.85 percent and 7.85 percent, respectively.

Dividend distribution -

At the Annual General Mandatory Meeting of BCP Shareholders held on March 27, 2024, dividends of S/0.3092 per share were declared for a total of S/4,011,305,596.83 and increased the retained earnings by S/653,202,453.18. Dividends will be recorded on April 17, 2024, and will be paid on May 8, 2024.