Form 20-F
period 2024-12-31
CREDICORP LTD
filed 2025-04-25
CIK 1001290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive offices)
Alejandro Pérez-Reyes
Chief Financial Officer
Credicorp Ltd
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
Phone (+511) 313 2000

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

Item 17 ☐            Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes        ☐          No        ☒

ABBREVIATIONS
Abbreviations	Meaning
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
AI	Artificial Intelligence
ALCO	Asset and Liabilities Committee
ALM	Asset and Liabilities Management
AML	Anti-Money Laundering
AMV	Autorregulador del Mercado de Valores de Colombia or Colombia’s Stock Market Self-regulator
ANPDP	Autoridad Nacional de Protección de Datos Personales del Peru or National Authority for the Protection of Personal Data of Peru
APS	Autoridad de Fiscalización y Control de Pensiones y Seguros de Bolivia or Supervision and Control Authority for Pensions and Insurance of Bolivia
ARRC	Alternative Reference Rates Committee
ASB	Atlantic Security Bank, currently ASB Bank Corp.
ASBANC	Asociación de Bancos del Peru or Association of Banks of Peru
ASFI	Autoridad Supervisora del Sistema Financiero or Financial System Supervisory Authority – Bolivia
ASHC	Atlantic Security Holding Corporation
ASOMIF	Asociación de Instituciones de Microfinanzas del Peru or Association of Microfinance Institutions of Peru
ATM	Automated Teller Machine (cash machine)
Bancompartir	Banco Compartir S.A., now Mibanco Colombia
BCB	Banco Central de Bolivia or Bolivian Central Bank
BCCh	Banco Central de Chile or Chilean Central Bank
BCM	Business Continuity Management
BCP Bolivia	Banco de Crédito de Bolivia S.A.
BCP Consolidated	BCP Consolidated includes BCP Stand-alone, Mibanco and Solución Empresa Administradora Hipotecaria
BCP Miami	Banco de Crédito del Peru, Miami Agency
BCP Panama	Banco de Crédito del Peru, Panama Branch
BCP Stand-alone	Banco de Crédito del Peru including BCP Panama and BCP Miami, but excluding subsidiaries
BCRP	Banco Central de Reserva del Peru or Peruvian Central Bank
BLMIS	Bernard L. Madoff Investment Securities LLC.
BOB	Bolivianos – Bolivian Currency
Bps	Basis Points
BVL	Bolsa de Valores de Lima or Lima Stock Exchange
CAS	Contrato Administrativo de Servicios or Administrative Contracting of Services
CCSI	Credicorp Capital Securities Inc.
CEO	Chief Executive Officer
CET1	Common Equity Tier I
CGU	Cash-Generating Unit
CID	Corporate and International Division
CIMA	Cayman Islands Monetary Authority
CINO	Chief Innovation Officer
CLP	Chilean Peso – Chilean Currency
CMF	Comisión para el Mercado Financiero or Financial Markets Commission of Chile

CODM	Chief Operating Decision Maker
CoE	Center Of Excellence
COFIDE	Corporación Financiera de Desarrollo S.A. or Peruvian Government-Owned Development Bank
CONFIEP	Confederación Nacional de Instituciones Empresariales Privadas or National Confederation of Private Business Institutions in Peru
COO	Chief Operating Officer
Consolidated Supervision of Financial and Mixed Conglomerates Regulation	SBS Resolution No. 11823-2010, Reglamento para la Supervisión Consolidada de los Conglomerados Financieros y Mixtos
COOPACS	Cooperativa de Ahorro y Créditos de Peru or Savings and Loans Associations of Peru
COP	Colombian Peso – Colombian Currency
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPS	Comisión de Protección Social or Social Protection Committee of Peru
CRA	Credit Rating Agency
CSF	Cybersecurity Framework
Credicorp Capital	Credicorp Capital Ltd., formerly Credicorp Investments Ltd.
Credicorp Capital Bolsa	Credicorp Capital Sociedad Agente de Bolsa S.A., formerly Credibolsa SAB S.A.
Credicorp Capital Chile	Credicorp Capital Chile S.A., operating subsidiary of Credicorp Capital Holding Chile
Credicorp Capital Colombia	Credicorp Capital Colombia S.A., formerly Correval S.A.
Credicorp Capital Fondos	Credicorp Capital Sociedad Administradora de Fondos S.A., formerly Credifondo SAFI S.A.
Credicorp Capital Holding Chile	Credicorp Capital Holding Chile S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital Holding Colombia	Credicorp Capital Holding Colombia S.A.S., holding subsidiary of Credicorp Capital Ltd.
Credicorp Holding Colombia	Credicorp Holding Colombia S.A.S., holding subsidiary of Credicorp Ltd., which holds Credicorp Capital Colombia S.A.S. and Mibanco – Banco de la Microempresa de Colombia S.A.
Credicorp Capital Holding Peru	Credicorp Capital Holding Peru S.A., holding subsidiary of Credicorp Capital Ltd.
Credicorp Capital LLC	Subsidiary of Credicorp Capital USA, resulting from the merger of Ultralat Capital Market Inc. and Credicorp Capital Securities Inc.
Credicorp Capital Peru	Credicorp Capital Peru S.A.A., operating subsidiary of Credicorp Capital Holding Peru, and formerly BCP Capital S.A.A.
Credicorp Capital Servicios Financieros	Credicorp Capital Servicios Financieros S.A., formerly BCP Capital Financial Services S.A.
Credicorp Capital Titulizadora	Credicorp Capital Sociedad Titulizadora S.A., formerly Credititulos S.A.
Credicorp Capital USA	Credicorp Capital USA Inc., holding subsidiary of Credicorp Capital Ltd.
CRS	Common Reporting Standards
CTF	Counter-Terrorism Financing
Culqi	Compañía Incubadora de Soluciones Móviles S.A.
DANE	Departamento Administrativo Nacional de Estadísticas or Colombian National Statistics Bureau
D&S	Disability and Survivorship
Deposit Insurance Fund	Fondo de Seguro de Depósitos or Deposit Insurance Fund of Peru

DIAN	Dirección de Impuestos y Aduanas Nacionales de Colombia or Taxes and National Customs Authority of Colombia
DTA	Deferred Tax Assets
Edpymes	Empresas de Crédito or Small and Micro Firm Development Institution, formerly Empresas de Desarrollo de Pequeña y Microempresa (Legislative Decree No. 1531)
Edyficar	Empresa Financiera Edyficar S.A. – Peru
EIR	Effective Interest Rate
Encumbra	Empresa Financiera Edyficar S.A.S. – Colombia
EPS	Entidad Prestadora de Salud or Health Care Facility
ENPS	Employee Net Promoter Score
ES Act	Economic Substance Act 2018 (as amended) of Bermuda
FAE	Fondo de Apoyo Empresarial del Peru or Business Support Fund of Peru
FAE-Mype	Fondo de Apoyo Empresarial a la Mype del Peru or SME Business Support Fund of Peru
Banco Falabella	Banco Falabella S.A.
FATCA	Foreign Account Tax Compliance Act
FCA	Financial Conduct Authority – United Kingdom
FED	Board of Governors of the U.S. Federal Reserve System
FFIEC	Federal Financial Institutions Examination Council
FIBA	Financial and International Business Association, formerly Florida International Bankers Association
FINRA	Financial Industry Regulatory Authority – US
Fintech	Financial Technology
FMV	Fair market value
Fondemi	Fondo de Desarrollo de la Microempresa del Peru or SMEs Development Fund of Peru
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
GMV	Gross Merchant Volume
Government Program Loans ("GP" or "GP Loans")	Loans related to Reactiva Peru, FAE-Mype and Impulso MYPERÚ programs to respond effectively to liquidity needs and maintain the payment chain.
Grupo Pacífico	Pacífico Compañía de Seguros y Reaseguros S.A. and consolidated subsidiaries
IASB	International Accounting Standards Board
IBA	ICE Benchmark Administration Limited
IBNR	Incurred but not reported
ICBSA	Inversiones Credicorp Bolivia S.A.
ILCR	Internal Liquidity Coverage Ratio
INDECOPI	Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual del Peru or National Institute for the Defense of Competition and the Protection of Intellectual Property
IFRS	International Financial Reporting Standards
IGA	Intergovernmental Agreements
IIA	Institute of Internal Auditors
IMF	International Monetary Fund
IMO	Innovation Management Office
INE	Instituto Nacional de Estadística or National Statistics Institute of Chile
INEI	Instituto Nacional de Estadística e Informática or Peruvian National institute of Statistic and Informatics
IPO	Initial Public Offering
IRS	United States Internal Revenue Service

ISACA	Information Systems Audit and Control Association
IT	Information Technology
IUs	Innovation Units
KRI	Key Risk Indicators
LCR	Liquidity Coverage Ratio
LGD	Loss Given Default
LIBOR	London Interbank Offered Rate
LoB	Lines of Business
LTV	Loan to Value
MEF	Ministry of Economy and Finance of Peru
Merger Control Law	Law No. 31112, Ley que establece el control previo de operaciones de concentración empresarial
Mibanco	Mibanco, Banco de la Microempresa S.A.
Mibanco Colombia	Mibanco, Banco de la Microempresa de Colombia S.A.
MMD	Middle-Market Banking Division
MSME	Micro, Small and Medium Entreprise
Mype	Micro y Pequeña Empresa or Micro and Small Enterprise
NIM	Net Interest Margin
NIST	National Institute of Standards and Technology
NPS	Net Promoter Score
NYSE	New York Stock Exchange
OECD	Organization for Economic Cooperation and Development
P&C	Property and Casualty
Pacífico Seguros	Pacífico Compañía de Seguros y Reaseguros S.A.
PEN	Peruvian Sol (S/) – Peruvian Currency
Peruvian Banking and Insurance Law	Law No. 26702, Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros
PPS	Peruvian Private Pension System
Peruvian Data Privacy Regulation	Rules governing personal data protection under the Peruvian Data Privacy Law. Approved by decree 016-2024-JUS on November, 2024.
RBG	Retail Banking Group
ROAA	Return on Average Assets
ROAE	Return on Average Equity
ROE	Return on Equity
RWAs	Risk-Weighted Asset
S&P	Standard and Poor’s
SBP	Superintendencia de Bancos de Panamá or Superintendency of Banks of Panama
SBS	Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or Superintendence of Banks, Insurance and Pension Funds – Peru
SCTR	Seguro Complementario de Trabajo de Riesgo or Complementary Work Risk Insurance
SEAH	Solución Empresa Administradora Hipotecaria S.A.
SEC	U.S. Securities and Exchange Commission
SFC	Superintendencia Financiera de Colombia or Financial Superintendence of Colombia
SME	Small and Medium Enterprise
SME – Business	SME-Business Credicorp Segment

SME – Pyme	SME-Pyme Credicorp Segment
SMV	Superintendencia del Mercado de Valores or Superintendence of the Securities Market – Peru
SOFR	Secured Overnight Financing Rate
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria or Superintendence of Tax Administration – Peru
SUSALUD	Superintendencia Nacional de Salud del Peru or National Health Superintendence of Peru
Soles	Peruvian currency (S/ - PEN)
Tenpo	Tenpo SpA (formerly Krealo SpA)
Tyba	Credicorp Capital Negocios Digitales S.A.S.
U.S. Dollar	United States currency (also $, US$, Dollars or U.S. Dollars)
Ultralat	Ultralat Capital Market Inc.
USA	United States of America (USA, U.S.A., US or U.S.)
USDBOB	Currency exchange rate between the U.S. Dollar and the Bolivian Boliviano
USDPEN	Currency exchange rate between the U.S. Dollar and the Peruvian Sol
Usury Law Regulation	Peruvian Law No. 31143, Ley que protege de la usura a los consumidores de los servicios financieros
VaR	Value at Risk
VAT	Value-added tax
Wally	Wally POS S.A.C.
WBG	Wholesale Banking Group
WHO	World Health Organization
WTI	West Texas Intermediate

PRESENTATION OF FINANCIAL INFORMATION

Credicorp Ltd. is a Bermuda exempted company (and is referred to in this Annual Report as Credicorp, the Company, the Group, we, or us, each of which means either Credicorp Ltd. as a separate entity or as an entity together with our consolidated subsidiaries, as the context may require). We maintain our financial books and records in Peruvian Soles and present our financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

Our eight main operating subsidiaries are:

•
Within Universal Banking: (i) Banco de Crédito del Perú S.A. (BCP Stand-alone), a Peruvian financial institution; and (ii) Banco de Crédito de Bolivia S.A. (BCP Bolivia) a commercial bank that operates in Bolivia and that we hold through Inversiones Credicorp Bolivia S.A. (ICBSA);

•
Within Microfinance: (iii) Mibanco, Banco de la Microempresa S.A. (Mibanco), a Peruvian banking entity oriented toward the micro and small business sector; and (iv) Mibanco – Banco de la Microempresa de Colombia S.A. (Mibanco Colombia, which we hold through Credicorp Holding Colombia S.A.S.);

•
Within Insurance and Pensions: (v) Pacífico Compañía de Seguros y Reaseguros S.A. (Pacífico Seguros and, together with its consolidated subsidiaries, Grupo Pacífico), an entity that contracts and manages all types of general risk and life insurance, reinsurance and property investment and financial operations; and (vi) Prima AFP S.A., a private pension fund; and

•
Finally, within Investment Management and Advisory: (vii) Credicorp Capital Ltd. (together with its subsidiaries) which was formed in 2012, and (viii) ASB Bank Corp., which resulted from the merger between ASB Bank Corp. and Atlantic Security Bank, which we hold through Atlantic Security Holding Corporation (ASHC).

For information about these LoBs, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (2) Lines of Business (LoBs)”.

As of and for the year ended December 31, 2024, BCP Stand-alone represented 76.1% of our total assets and 66.6% of our equity attributable to Credicorp’s equity holders (that is, its shareholders). Unless otherwise specified, the financial information included in this Annual Report is presented in accordance with IFRS Accounting Standards and before eliminations for consolidation purposes. See “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” and “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and Development of the Company”. We refer to BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacífico, Prima AFP S.A., Credicorp Capital Ltd. and ASB Bank Corp. as our main operating subsidiaries.

“ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” contains key information related to our performance. This information was obtained mainly from our consolidated financial statements as of December 31, 2022, 2023 and 2024.

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

Some of our subsidiaries, namely Atlantic Security Holding Corporation and five of its subsidiaries (Atlantic Security International Financial Services Inc (ASIF), ASB Bank Corp., Atlantic Private Equity Investment Advisor, Atlantic Security Private Equity General Partner and Credicorp Capital Cayman GP), Credicorp Capital USA Inc. (with its subsidiaries Credicorp Capital Advisors LLC., and Credicorp Capital LLC.) and Credicorp Capital Asset Management Administradora General de Fondos maintain their operations and balances in US Dollars and other currencies. As a result, in certain instances throughout this Annual Report, we have translated US Dollars and other currencies to Soles. You should not construe any of these translations as representations that the US Dollar amounts actually represent such equivalent Sol amounts or that such US Dollar amounts could be converted into Soles at the rate indicated, as of the dates mentioned herein, or at all. Unless otherwise indicated, these Sol amounts have been translated from US Dollar amounts at an exchange rate of S/3.764= US$1.00, which is the December 31, 2024 exchange rate set by the Peruvian Superintendence of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones or SBS by its Spanish initials), S/3.709 and S/3.814 per dollar as of December 31, 2023 and 2022, respectively. Converting US Dollars to Soles on a specified date (at the prevailing exchange rate on that date) may result in the presentation of Sol amounts that are different from the Sol amounts that would result by converting the same amount of US Dollars on a different specified date (at the prevailing exchange rate on such date). Our Bolivian subsidiary operates in Bolivianos (BOB). For consolidation purposes, our Bolivian subsidiary’s financial statements are also presented in Soles. Our Colombian and Chilean subsidiaries operate in Colombian Pesos (COP) and Chilean Pesos (CLP), respectively, and their financial statements are also converted into Soles for consolidation purposes.

Our management’s criteria for translating foreign currency, for the purpose of preparing Credicorp’s consolidated financial statements, are described in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (3) Material Accounting Policies – 3.3 Functional, presentation and foreign currency transactions”.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections titled “ITEM 3. KEY INFORMATION”, “ITEM 4. INFORMATION ON THE COMPANY”, “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT”, which are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). You can find many of these statements by looking for words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “goal”, “seek”, “project”, “strategy”, “future”, “likely”, “should”, “will”, “would”, “may””, or other similar expressions referring to future periods. Examples of forward-looking statements may include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
•	statements of our plans, objectives or goals;
•	statements regarding anticipated trends, competition and regulation; and
•	statements about our future economic performance or that of Peru or other countries in which we operate.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors

Not applicable.

B.	Senior Management

Not applicable.

C.	Advisers

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3. A	Selected Financial Data

The following table presents a summary of our consolidated financial information at the dates and for the periods indicated. This selected financial data is presented in Soles. You should read this information in conjunction with and qualify this information in its entirety by reference to, the consolidated financial statements, which are also presented in Soles.

The consolidated financial statements for the year ended December 31, 2022, which are presented for comparative purposes, have been restated due to the initial implementation of IFRS 17, Insurance Contracts, on January 1, 2023. Due to this initial implementation, the Group has restated its consolidated financial statements recognizing a decrease in equity of S/210.8 million as of January 1, 2022 (transition day), and as of December 31, 2022, an increase in equity of S/15.5 million and net income of S/14.7 million.

Additionally, IFRS 17 requires that the net balances of insurance and reinsurance contract portfolios be presented as assets or liabilities, as appropriate, in the consolidated statement of financial position. In this sense, the amounts related to these accounts differ from what was previously presented under IFRS 4 as of December 31, 2022.

SELECTED FINANCIAL DATA

	As of and for the year ended December 31,
	2022	2023	2024	2024
	(In thousands of Soles, except percentages, ratios, and per common share data)			In thousands of US Dollars (1)
INCOME STATEMENT DATA:
IFRS:
Interest and similar income	15,011,282	18,798,495	19,869,256	5,291,413
Interest and similar expenses	(3,919,664)	(5,860,523)	(5,754,125)	(1,532,390)
Net Interest, similar income and expenses	11,091,618	12,937,972	14,115,131	3,759,023
Provision for credit losses on loan portfolio	(2,158,555)	(3,957,143)	(3,943,301)	(1,050,147)
Recoveries of written-off loans	347,017	334,798	423,854	112,877
Provision for credit losses on loan portfolio, net of recoveries	(1,811,538)	(3,622,345)	(3,519,447)	(937,270)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	9,280,080	9,315,627	10,595,684	2,821,753
Commissions and fees	3,642,857	3,804,459	4,052,103	1,079,122
Net gain on foreign exchange transactions	1,084,151	886,126	1,359,805	362,132
Net gain on securities	5,468	425,144	362,295	96,483
Net gain on derivatives held for trading	65,187	53,665	156,195	41,596
Net result from exchange differences	387	45,778	(41,058)	(10,934)
Other income	268,046	440,653	514,779	137,092
Total other income	5,066,096	5,655,825	6,404,119	1,705,491
Insurance service result	1,302,347	1,602,421	1,693,617	451,030
Reinsurance result	(460,899)	(391,321)	(494,597)	(131,717)
Total other expenses (2)	(8,317,013)	(9,334,223)	(10,374,296)	(2,762,795)
Net result before income tax	6,870,611	6,848,329	7,824,527	2,083,762
Income tax	(2,110,501)	(1,888,451)	(2,201,275)	(586,225)
Net result after income tax	4,760,110	4,959,878	5,623,252	1,497,537
Attributable to:
Credicorp’s equity holders	4,647,818	4,865,540	5,501,254	1,465,048
Non-controlling interest	112,292	94,338	121,998	32,489
Number of shares as adjusted to reflect changes in capital (3)	79,533,094	79,496,221	79,435,680	-
Net basic earnings per common share attributable to Credicorp’s equity holders (4)	58.26	61.22	69.24	18.44
Net dilutive earnings per common share attributable to Credicorp’s equity holders (4)	58.13	61.08	69.09	18.40
Cash dividends declared per common share Soles (5)	25	46	-	-

	As of and for the year ended December 31,
	2022	2023	2024	2024
	(In thousands of Soles, except percentages, ratios, and per common share data)			In thousands of US Dollars (1)
STATEMENT OF FINANCIAL POSITION DATA:
IFRS:
Total assets	235,414,157	238,840,188	256,088,940	68,036,382
Total loans (6)	148,626,374	144,976,051	145,732,273	38,717,395
Allowance for loan losses	(7,872,402)	(8,277,916)	(7,994,977)	(2,124,064)
Total deposits (7)	147,020,787	147,704,994	161,842,066	42,997,361
Equity attributable to Credicorp’s equity holders	29,003,644	32,460,004	34,346,451	9,124,987
Non-controlling interest	591,569	647,061	630,783	167,583
Total equity	29,595,213	33,107,065	34,977,234	9,292,570

	As of and for the year ended December 31,
	2022	2023	2024

SELECTED RATIOS
IFRS:
Net interest margin (NIM) (8)	5.09%	6.01%	6.29%
Return on average total assets (ROAA) (9)	1.97%	2.01%	2.22%
Return on average equity (ROAE) (10)	16.81%	15.83%	16.47%
Operating efficiency (11)	47.50%	46.08%	45.78%
Operating expenses as a percentage of average assets (12)	3.27%	3.64%	3.88%
Equity attributable to Credicorp’s equity holders as a percentage of period end total assets	12.32%	13.59%	13.41%
Regulatory capital as a percentage of risk weighted assets – BIS ratio (13)	19.31%	18.59%	21.35%
Total internal overdue loan amounts as a percentage of total loans (14)	4.00%	4.23%	3.73%
Allowance for direct loan losses as a percentage of total loans	5.30%	5.71%	5.49%
Allowance for loan losses as a percentage of total loans and other off-balance-sheet items (15)	4.64%	5.02%	4.99%
Allowance for direct loan losses as a percentage of total internal overdue loans (16)	132.54%	135.12%	147.42%
Allowance for direct loan losses as a percentage of impaired loans (17)	73.79%	75.82%	81.43%
Dividend payout ratio (18)	42.78%	75.14%	-
Equity to assets ratio (19)	10.46%	12.92%	13.33%
Shareholders’ equity to assets ratio (20)	10.24%	13.18%	13.58%

Note: Total internal overdue loans include overdue and under legal collection loans.
(1)
Translated for convenience only from Sol amounts to US Dollar amounts using exchange rates of S/3.7640 = US$1.00, which is the December 31, 2024 exchange rate set by the SBS, for statement of financial position data and of S/3.755 = US$1.00, which is the average exchange rate on a monthly basis in 2024, for income statement data (for consistency with the annual amounts being translated).

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

(5)
Dividends declared per share based on net profit attained for fiscal year 2022 were declared in Soles and paid in US Dollars on June 09, 2023, using the weighted exchange rate registered by the SBS for the transactions at the close of business on June 07, 2023.

Dividends declared per share based on net profit attained for fiscal year 2023 were declared in Soles and paid in US Dollars on June 14 and October 18, 2024, using the weighted exchange rate registered by the SBS for the transactions at the close of business on June 12 and October 16, 2024. As of the date of this Annual Report, no dividends have been declared in 2025.
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
(13)
Regulatory capital calculated (consolidated effective equity of the financial group as a percentage of total net risk-weighted assets) in accordance with guidelines established by the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements (Basel Committee Accord) as adopted by the SBS. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.B Liquidity and Capital Resources - (1) Capital Adequacy Requirements for Credicorp.”

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

(15)	The provision for credit losses for direct and indirect loans as a percentage of total direct and indirect loans.
(16)	Allowance for direct loan losses, as a percentage of all internal overdue loans without accounting for collateral securing such loans.
(17)
Allowance for direct loan losses as a percentage of direct loans classified as impaired debt. See “ITEM 4. INFORMATION ON THE COMPANY - 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan Portfolio – 7.3.7 Classification of the Loan Portfolio”.

(18)
Dividends declared based on net profit attained for fiscal years 2022 and 2023 divided by net profit attributable to our equity holders of the year 2022 and 2023, respectively. Dividends for 2024 results have not been declared yet.

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

Credicorp is exposed to the following macroeconomic, legal and regulatory, industry and market, business performance, operational and environmental and social and governance risks:

•	Our geographic location exposes us to risks related to political and socioeconomic conditions.
•	Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions in those countries.
•	Economic and market conditions in other countries may affect the Peruvian economy and the market price of Peruvian securities.
•	Geopolitical tensions and conflict, including the conflicts between Russia and Ukraine, could have economic effects that negatively impact the Peruvian economy.
•	Regulatory changes and the adoption of new international guidelines to sectors in which we operate could adversely affect our earnings and our operating performance.
•	Credicorp, as a Bermuda exempted company, may be adversely affected by any change in Bermuda law or regulation.

•	It may be difficult to serve process on or enforce judgments against us or our principals residing outside of the United States or to assert claims against our officers or Directors.
•	We operate in a competitive environment that may limit our potential to grow and may put pressure on our margins and reduce our profitability.
•	Our business and results of operations could be negatively impacted by a pandemic virus outbreak or other public health crises beyond our control.
•
Our financial statements, particularly our interest-earning assets and interest-bearing liabilities, could be exposed to fluctuations in interest rates, foreign currency exchange rates and exchange controls, which may adversely affect our financial condition and results of operations.

•	Liquidity risks are inherent in our business activities.
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

•	A deterioration in the quality of our loan portfolio may adversely affect our results of operations.
•	Errors or inaccuracies in risk models can have an adverse economic impact on our business, financial condition and results of operations.
•
Accurate underwriting and setting of premiums are important risk management tools for primary insurance companies, such as Grupo Pacífico, but the estimates underlying our underwriting and premiums may be inaccurate.

•
While reinsurance is a tool for risk diversification that may help to reduce losses for a primary insurance company such as Grupo Pacífico, we face the possibility that the reinsured amount will be insufficient to fully cover incurred losses or that the reinsurance companies will be unable to honor their contractual obligations.

•	Risks not contemplated in our insurance policies may affect our results of operations.
•	Acquisitions, strategic partnerships and investments may not perform as expected, which could have an adverse effect on our business, financial condition and results of operations.
•	Credicorp’s increasing investments in digital transformation and disruptive initiatives may fail to achieve the ambitions, efficiencies and other performance improvements that it is pursuing.
•	The shortage of specialized talent can negatively affect the implementation of our strategy.
•	Our ability to pay dividends to shareholders and to pay corporate expenses may be adversely affected by the ability of our subsidiaries to pay dividends to us.
•
A failure in, or breach of, our operational or security systems, fraud by our employees or outsiders, other operational errors of our internal controls system could temporarily interrupt our businesses, increase our costs and cause losses.

•
Our anti-money laundering and counter-terrorist financing measures might not prevent third parties from using us as a conduit for such activities, which could damage our reputation or expose us to fines, sanctions or legal enforcement, any of which could have a material adverse effect on our business, financial condition and results of operations.

•	Natural disasters in Peru and in the countries where we operate could disrupt our businesses and affect our results of operations and financial condition.
•
We may incur financial losses and damages to our reputation from ESG risks, which recently have been recognized as increasingly relevant because they can affect business continuity and the creation of long-term value for our stakeholders.

Macroeconomic Risks

Our geographic location exposes us to risks related to political and socioeconomic conditions.

Most operations of BCP Stand-alone, Grupo Pacífico, and Prima AFP, and a significant part of Credicorp Capital’s and Mibanco’s operations, are located in Peru. In addition, while ASB Bank Corp. is based in Panama rather than in Peru, most of its customers are located in Peru. Therefore, our results primarily depend on economic activity in Peru. Changes in economic conditions, both international and domestic, government policies and social uncertainty can alter the financial health and regular development of our businesses. These changes may include, but are not limited to, high inflation, currency depreciation, currency exchange controls, caps on interest rates, confiscation of private property and financial regulation, among others. Similarly, terrorist activity, political and social unrest and corruption scandals affecting Peru can adversely impact our operations, as can natural disasters in Peru.

Political Conditions

Peru experienced one of its worst social and political crises in more than two decades after a failed coup on December 7, 2022, by former President Pedro Castillo, which triggered and exacerbated massive protests. On the day of a debate by Peru’s Congress on a third motion to impeach Castillo, he announced in a message to the Nation the temporary dissolution of Peru’s Congress, new elections for a Congress with the power to reform Peru’s constitution and the restructuring of Peru’s justice system. The police and armed forces opposed the coup, releasing a joint statement saying that any act contrary to the established constitutional order was a violation of the constitution and that they would not abide by it. Within hours of his speech, Peru’s Congress voted to remove Castillo from office due to moral incapacity and he was arrested on charges of rebellion and conspiracy. In turn, Vice President Dina Boluarte was sworn in as Peru’s first female president and indicated that she plans to govern until July 2026, when Castillo’s term would have ended.

Since Boluarte took office and during the first months of 2023, social unrest increased, mainly in southern regions of Peru which represent around 15% of Peru’s GDP, where Castillo had more support. Protesters demanded the release from jail of former President Castillo and the holding of new general elections. Protests were violent and resulted in supply chain disruptions due to road blockages, and some regional airports suspended operations temporarily as infrastructure was damaged. Additionally, some mining operations were also disrupted as they faced road blockages and lack of supplies. Furthermore, the protest negatively affected the tourism, hospitality, transportation, construction, and retail sectors.

These protests ended in February 2023. According to the Ombudsman’s office of Peru, the conflict linked to the political crisis caused at least 60 deaths as a result of clashes between civilians, police and military. Since then, other attempts of social protest have not gained much traction. However, there is no assurance as to when our country could face similar social unrest.

In the context of social unrest, on December 12, 2022, a bill was initially approved by Congress to hold early elections in April 2024. Thereafter, political parties asked for a reconsideration of the bill in which the date for the elections was prompted earlier to October 2023. On January 29, 2023, the reconsidered bill did not obtain the necessary superior majority (87 of 130 votes), which voided the initially approved initiative. Two months later, in March 2023, the executive branch presented another bill for early elections in December 2023, which was again rejected. On June 15, 2023, President Boluarte indicated to press that early elections in 2024 were a ‘closed topic’ and that her government would remain until July 2026, which is the initial date in which Castillo’s term would have ended.

In 2025, the final year of President Boluarte's term, Congress has the authority to remove her from office without the need to call for early elections once she announces the election date. To remove the president, a motion of vacancy must be signed by at least 20% Congress (26 signatures). Then, the motion must be admitted to debate with the favorable vote of 40% of Congress. Finally, to approve the vacancy, a qualified vote of at least two-thirds of the legal number of congresspersons (87 votes out of 130) is required. If the vacancy is approved, the position of the president would be assumed by the vice president or, in their absence, by the president of Congress, without the need to call for early elections. Boluarte has no vice president, and the current President of Congress is Eduardo Salhuana. He is an elected congressman (with a term extending to 2026) for the political party Alianza para el Progreso and previously served as Justice Minister under President Alejandro Toledo in 2005.

On March 25, 2025, the president called for general elections on April 12, 2026, in which Peruvians will elect next President, as well as the congresspersons and senators of the future bicameral Congress and the representatives to the Andean Parliament. As of now, there are 41 political parties officially registered for these elections. The general elections of 2021 resulted in an environment of political and social polarization, and general elections in 2026 could have a similar result.

As with Mr. Castillo’s presidency, President Boluarte has faced challenges in aligning certain initiatives with, and obtaining support from, the Peruvian Congress, which is highly fragmented, as no political party has a clear majority and at least 10 political parties hold minority representations. President Boluarte assumed the presidency with no parliamentary bench as she was expelled from the political party Peru Libre at the beginning of 2021 for ideological differences.

Ms. Boluarte has a very low approval rate of just 4%, according to February 2025 Ipsos survey. There can be no assurance that future developments in or affecting the Peruvian political landscape, including economic, social or political instability in Peru, will not materially and adversely affect our business, financial condition or results of operations.

In the last year and a half of Ms. Boluarte’s term, the country’s political environment continues to face risks, including the adoption of populist measures, further weakening of institutions and corruption scandals. On December 27, 2024, President Boluarte announced a 10% increase in Peru’s minimum wage, raising it by 105 soles to 1,130 soles, effective January 1, 2025. According to Apoyo Consultoría, a respected Peruvian consulting firm, the increase appears to be a political decision made in the context of low presidential approval ratings.

For a new constitution to replace the current one through a constituent assembly, a constitutional reform proposal would need to be approved by Peru’s Congress, either through an absolute majority (87 votes) in two consecutive legislatures or simple a majority (66 votes) ratified in a referendum.

Social and political instability in Peru is not new. The country has experienced various instances of instability ranging from domestic terrorism (during the 1980s) to military coups and a succession of regimes. Although the risk of renewed domestic terrorism is not expected, any violence derived from the drug trade or illegal mining, or a resumption of large-scale terrorist activities could hurt our operations. Additionally, some regimes during the 1970s and 1980s heavily intervened in the economy in pursuit of various economic policies and priorities, including expropriation, nationalization and new taxation policies. These interventions altered the country’s economic environment, financial system and agricultural sector, among other components.

There have also been several political disputes between the government and the opposition in recent years. Since 2001, more than ten different political organizations have nominated candidates for President in each of the past five election processes, showing low approval rating for all candidates (usually around 20%–30% approval ratings or less). Between August 2016 and February 2025, Peru has had 6 presidents, 3 congresses and 16 prime ministers.

Socioeconomic conditions

Additionally, high levels of poverty and inequality in Peru have been a contributing factor to social conflict. According to Peruvian National Institute of Statistics and Information (Instituto Nacional de Estadística e Informática or INEI by its Spanish initials), Peru’s poverty rate decreased from almost 60% of the population to 20% between 2004 and 2019 (that is, before the COVID-19 pandemic). In 2020, due to the economic shock resulting from the COVID-19 pandemic, the poverty rate increased to 30%, erasing nearly all gains from the last decade and even though it fell to 25.9% in 2021, it rose again in 2022 to 27.5%, remaining above pre pandemic levels. In 2023, the poverty rate increased for a second consecutive year to 29% due to the first economic recession in 25 years, excluding the pandemic. In 2024, according to the Instituto Peruano de Economía (IPE), the poverty rate fell by an estimated 1–1.5 percentage points.

There can be no assurance that Peru will not continue facing political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations. There is always the possibility that a political faction could promote policies to respond to social unrest with a speech that includes or promotes, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. As such, our financial condition and results of operations may also be adversely affected by changes in Peru’s political climate to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment. Another source of risk is political and social unrest in areas where mining and oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country.

Mining is an important part of the Peruvian economy. According to INEI, the mining and hydrocarbons sector represented 14.4% of GDP (mining 12.2% and hydrocarbons 2.2%) in 2024. The country’s exports are highly concentrated in the mining industry. In 2024, free on board (FOB) exports of metallic mining represented 60% of total exports (copper represents around half of mining exports), with tax revenues from the sector representing 8% of total fiscal revenues in 2024.

On several occasions, local communities have opposed these operations and accused them of polluting the environment, specifically rivers, hurting agricultural and other traditional economic activities, as well as complained of not receiving the benefits in terms of growth and wealth generated by the mining projects. For example, in 2021, politicized social unrest in Apurimac surrounded the Las Bambas mining project, which produced 12% of Peru’s total copper production in 2024. Las Bambas’ majority owner, MMG, stated that if the routes to the mine continued to be blocked by different politicized members of communities surrounding the mine and routes to the mine, they would not be able to operate. In April 2022, Las Bambas shut down for 51 days, after protesters from two communities entered the mine and settled inside. The social protests of late 2022 and early 2023 also affected Las Bambas’ operations as road blockages prevented the arrival of key inputs. In another example, on January 12, 2023, Minsur announced the temporary suspension of operations in its San Rafael tin mine, in Peru’s Puno region, as a measure of solidarity with the families of people who died in protests in the region. On February 6, 2023, Buenaventura temporarily suspended operations at its Julcani silver mine after protesters entered and destroyed part of the mine's facilities.

In 2024, protests and strikes were held in Arequipa and Puno, regions of southern Peru, against the Tía María mining project, though these were less intense compared to those during the social crisis of late 2022. These protests were primarily driven by local communities concerned about the environmental impact and potential threats to their agricultural livelihoods. The Tía María project, operated by Southern Peru Copper Corporation, has been a point of contention for years. In July 2024, the company announced plans to resume development, which reignited opposition, although less than in the past.

These and other delays or cancellations of mining projects could reduce Peruvian economic growth and business confidence, through reduced production, thereby hurting the financial system both directly (many mining projects are at least partially financed by local financial institutions) and indirectly (overall economic activity could decelerate). Additionally, as 60% of total exports are metallic mining products, less exports could reduce the trade balance surplus, cause depreciation pressures and increase inflation. Any such effect on the financial system could have a material adverse effect on our business and result of operations.

More recently, violence and crime have become the main concern of Peruvians, according to a June 2024 Ipsos survey—above corruption and unemployment. A December 2024 study from the Bank of Ideas Credicorp, a think tank created by Credicorp, estimated that 2024 would have the highest number of homicides in Peru, with the rate potentially ranging between 10 and 11 per 100,000 inhabitants (compared to 7.2 per 100,000 inhabitants in 2015). The increase in citizen insecurity not only has a negative impact on victims of crime, but also on households and companies, which are forced to allocate part of their income to prevention measures. Due to the security crisis, the government in September 2023, declared two districts of Metropolitan Lima in a state of emergency to provide for security and social peace until January 2024. In September 2024, a 60-day state of emergency was declared in 12 districts of Lima following a strike by bus drivers demanding greater protection from organized crime. At the beginning of January 2025, the government extended the state of emergency declared in the province of Trujillo in the department of La Libertad for 60 days due to a significant increase in criminal activity, including extortion, kidnappings, and murders. The government could adopt this policy again in the future if it deemed it necessary. Additionally, in March 2025, the government also extended for 60 days the state of emergency in 14 districts of Metropolitan Lima and Callao.

Mining has also been affected by crime. In December 2023, nine workers were killed, and others gravely injured in an attack where men armed with explosives raided and took hostages at a mine belonging to Compañía Minera Poderosa, one of Peru's top gold producers. The government blamed illegal miners and criminal groups. In September 2024, another attack on a Poderosa facility resulted in the death of a security agent and injuries to others. On January 12, 2025, Compañía Minera Poderosa suffered an attack by illegal miners and criminal groups, resulting in the destruction of a high-voltage tower that supplies power to key mining operations in Pataz, located in the department of La Libertad.

Altogether, this reduces economic efficiency and aggregate productivity. Higher crime rates can lead to financial instability for borrowers, making it more difficult for them to repay loans. Additionally, it can negatively impact the local economy, leading to reduced business activity and lower income levels. This economic downturn can affect borrowers’ ability to repay loans, increasing the overall credit risk. Even further, crime can disrupt business operations, particularly for small and medium-sized enterprises (SMEs), which can lead to cash flow problems, making it harder for businesses to meet their loan obligations. The persistence of these problems and their effect represents a source of risk to the economy and Credicorp’s Businesses.

After social unrest erupted in December 2022, Standard & Poor’s (S&P) changed the outlook for Peru’s long-term debt in foreign currency from stable to negative (but kept the credit rating at BBB) due to the challenging relationship between the executive and legislative branches, which limited the government’s ability to timely implement policies. S&P reaffirmed its BBB rating with negative outlook in February 2024 and two months later, in April, it downgraded Peru's sovereign debt credit rating to BBB- (the lowest level allowed to be considered an investment-grade country) with a stable outlook. The agency indicated that its decision reflected the country's complex political environment, which limits the government's ability to adopt policies that favor investment and, in turn, affects growth prospects.

In September 2024, Moody's affirmed Peru's credit rating at Baa1, three notches above investment grade, and improved the outlook from negative to stable due to the adoption of political reforms that alleviate medium-term concerns about institutional stability. In November 2024, Fitch also improved the outlook from negative to stable and affirmed its rating at BBB (two levels above investment grade).

Our banking and capital market operations in neighboring countries expose us to risk related to political and economic conditions in those countries.

ICBSA, Credicorp Capital Holding Colombia, Credicorp Capital Holding Chile and ASB Bank Corp. expose us to risks related to Bolivian, Colombian, Chilean and Panamanian political and economic conditions, respectively. These economies suffered significant GDP contractions in 2020 due to the COVID-19 pandemic and faced uneven recoveries as a result of different policy responses and economic structures. Even before the pandemic, these countries were characterized by elevated levels of inequality and dissatisfaction with authorities. The pandemic’s effects on poverty and inequality, combined with inflation rates (driven by high energy and food prices) that were the highest recorded in these countries in decades and demanded high monetary policy rates, inflamed these countries’ already complex social environments. According to data from the World Bank, Colombia is the most unequal country in the region, followed by Brazil and Panama, as measured by the Gini index, which is a summary measure of income inequality. In general, the higher a country’s Gini index, the more socially unequal it is.

In recent years, neighboring countries in Latin America in which we have banking and capital market operations have experienced widespread social unrest, and several left-wing leaders have been elected as presidents. For example, in October 2019, Chile experienced massive and violent demonstrations that forced Sebastian Piñera’s government to sign off on a referendum on a new constitution. In late 2021, Gabriel Boric, a 36-year-old left-wing leader, was elected as Chile’s president for a four-year term. After voters rejected the text for a new constitution in September 2022, Chile’s congress approved a new constitutional process, which was again rejected in December 2023. The next presidential elections will take place in November 2025. In Colombia, the proposal of an unpopular tax reform in 2021 triggered serious public unrest that ranked among the worst in Colombia’s recent history. Gustavo Petro, also a left-wing candidate and former member of guerrilla group M-19, won the 2022 general election, making history as the first left-wing president to be elected in the country. He was also elected for a four-year term. His ability to carry out reforms was undermined by corruption scandals, as well as the loss of political majority in Congress. The next presidential elections will be held in May 2026. In Panama, rising living costs sparked large social protests in 2022. More than a year later, in October 2023, massive social protests erupted again after Congress fast-tracked the approval of the renegotiated concession contract between the government and Minera Cobre Panama. Social unrest lasted more than a month until the Supreme Court ruled the contract unconstitutional, a decision celebrated by the population. In Bolivia, Luis Arce, from the left-wing, was elected president for a five-year term in 2020. Between late 2022 and January 2023, protests took place in Santa Cruz, Bolivia’s largest city by GDP. In October 2023, the Movimiento al Socialismo (or MAS by its Spanish initials) political party expelled Luis Arce from the party and prevented him from running in the 2025 national elections. In September 2024, social unrest erupted following the disqualification of Evo Morale’s candidacy for the August 2025 election. Supporters of Morales, including factions within the MAS party, organized demonstrations and roadblocks. The protests escalated into violent clashes between pro-Morales and pro-Arce supporters and were also founded on economic concerns.

This political environment has had a general negative effect on economic activity and businesses in countries in which we have operations. In coming years, increases in populist measures, which could contribute to economic deglobalization, and protectionism, and reversals of integration of financial markets, could likewise have negative effects. Given these developments and prospects, we cannot provide any assurance that Peru will not experience any residual effects from events in neighboring countries, such as the possibility of the base of protesters in Peru extending to the middle class, which may have a materially adverse effect on our business and result of operations. Significant changes to Bolivian, Colombian, Chilean and Panamanian political and economic conditions could also have an adverse effect on our business, financial condition and results of operations.

Bolivia

In 2024, Bolivia’s GDP growth slowed to 1.4%, according to the World Bank, compared to 3.1% in 2023. The country faced significant economic challenges, including a shortage of US dollars, a rising exchange rate in the parallel market, fuel scarcity and social unrest. The economic downturn has been exacerbated by an ongoing feud between President Luis Arce and former President Evo Morales in the lead-up to next year’s presidential election. Additionally, on June 26, 2024, Bolivia experienced a failed coup attempt, led by General Juan José Zúñiga, when dissident officers of the Bolivian Armed Forces occupied Plaza Murillo in La Paz. The coup quickly collapsed under domestic and international pressure.

Like it had done in 2023, the government in 2024 implemented measures to address the flow of foreign currency and mitigate the impact on economic activity. Due to the increased cost of transferring foreign currency abroad, the government introduced commission limits on outbound international wire transfers—initially capping fees at 10% for US dollars and later at 20% for other currencies.

The government also collaborated with the private sector to release export quotas for agro-industrial products, offer tax benefits to specific productive sectors, allow private fuel imports, introduce new gasoline and diesel products linked to international prices, and promote the use of digital platforms through crypto assets.

Despite the decline in the share of natural gas exports from 54% of total exports in 2013 to 18% of total exports in 2024 (equivalent to US$ 1.6 billion or 3% of GDP), Bolivia remains vulnerable to price fluctuations. To address declining export revenues and external loans, the Central Bank employed unconventional policies to obtain US dollars. These measures included purchasing gold domestically, issuing bonds in dollars to the public, offering Certificates of Deposit (CDs), repatriating public company assets, and receiving transfers, donations, and other income. Despite these efforts, the foreign currency shortage persisted.

By the end of 2024, Bolivia’s international reserves were approximately US$1.9 billion, equivalent to 4% of GDP and representing a 16% increase compared to the end of 2023. However, most reserves were held in gold, and cash reserves decreased from 10% to 2.5% of total reserves within the year. The exchange rate in the parallel market averaged 11 bolivianos per dollar by December, while the official exchange rate remained unchanged at 6.96.

Annual inflation reached 9.97%, driven by weather-related issues, political unrest, smuggling, and global inflation trends.

Regarding credit ratings, Fitch downgraded Bolivia by one notch to “CCC-“to reflect the agency view that although a default event does not yet appear probable, the margin of safety continues to erode as a result of dwindling foreign exchange availability and the absence of corrective economic and fiscal policy measures. According to the Latin Consensus Forecast, the fiscal deficit would have reached around 10% of GDP in 2024. Fitch argues that the financing of the 2024 deficit was heavily reliant on monetary financing in the absence of international capital market access.

Additionally, lending quotas and interest rate caps established under Bolivia’s Financial Services Law (Ley de Servicios Financieros No. 393 of 2013) and mandatory deferrals and refinancing schemes introduced since 2020 to mitigate the effects of the COVID-19 pandemic have negatively impacted bank interest margins. Furthermore, the Financial System Supervisory Authority (ASFI) mandated a higher percentage of capitalization of bank profits than the 50% of past years.

For 2025, the fiscal deficit is expected to remain high in the lead-up to the August elections, although with a large degree of uncertainty depending how much the government can continue to rely on monetary financing given rising inflationary pressures and its ability to access to international capital markets. The government has ruled out an official devaluation of the exchange rate. Such scenario, could lead to upward pressures on funding cost that may negatively impact margins for the banking industry, including BCP Bolivia, as well as further difficulties to obtain foreign currency for foreign exchange transactions with customers.

Colombia

According to the Colombian National Statistics Bureau (DANE), the Colombian economy expanded by 1.7% in 2024. As expected, activity has continued to post a gradual recovery led by private consumption amid lower inflation and easier financial conditions. Importantly, private investment (especially in buildings) has remained sluggish amid heightened regulatory uncertainty, while civil works have gained some strength mainly due to the execution of regional government-led projects (for example, Bogota’s metro). Thus, total investment has recovered very slowly, growing at 7.6% after falling 16.0% in 2023. Importantly, public consumption was a drag on economic growth (-0.5% y/y), reflecting the tough scenario for fiscal accounts.

Fiscal risks have continued to mount in recent months, as expected, due to several developments. In 2024, the fiscal deficit stood at 6.7% of GDP, 2.4 percentage points higher than in 2023, due to lower revenues and higher spending. According to the government, the fiscal rule was met. However, it is highly likely that the Fiscal Rule Autonomous Committee (CARF, for its initials in Spanish) will determine that this was not the case, aligning with their warning that the risk of breaching the fiscal rule in 2024 and 2025 had increased. Additionally, the approval of the reform to the General Participation System (SGP, for its initials in Spanish) and the potential additional pressure from major government reform proposals on public finances in the medium term have contributed to these risks. Although the Colombian Ministry of Finance (MoF) has reaffirmed its commitment to fiscal responsibility, the outlook remains uncertain.

At the end of 2024, annual inflation stood at 5.2%, a figure below the expected by the monetary authority at the beginning of last year but higher than the upper limit of the Central Bank target range (3% + - 100 bps.). The expected inflationary effects of a “La Niña” weather event and rising diesel prices did not materialize. Although the disinflation in 2024 could imply lower inflation in 2025, several risk factors remain: i) the persistence of indexation mechanisms due to the anti-technical minimum wage increase, ii) the COP exchange rate, iii) climatic factors, and iv) the uncertainty around fuel prices and gas tariffs.

Regarding monetary policy, Banco de la República (BanRep) conducted a gradual policy rate-cut cycle. At the end of 2024 the Repo rate stood at 9.50% (compared to 13.00% at the end of 2023). While the market consensus considered that the central bank could speed up the pace through last year, BanRep maintained a cautious approach primarily due to increased fiscal risks, which have impacted on the country’s risk premium and the foreign exchange, meaning potential inflationary pressures in the future.

The COP exchange rate closed the year 2024 at 4,406 Colombian pesos per dollar, a depreciation of 13.7% compared to the end of 2023, due to the strengthening of the global dollar during the latter part of the year, heightened risk perception in Latin America and the deterioration in the domestic fiscal outlook. Crude Oil average prices fell 2.4% last year, also affecting the Colombian peso as it represents 30% of total exports. Consequently, substantial drops in oil prices could affect several macroeconomic variables, including the exchange rate, inflation, GDP growth, fiscal revenues, and sovereign risk.

In January 2025, S&P Global Ratings affirmed its 'BB+' long-term foreign currency and 'BBB-' long-term local currency sovereign credit ratings on Colombia due to factors such as: i) the stability of the democracy and political institutions, and ii) predictable economic policies, iii) monetary policy flexibility based on inflation targeting and a flexible exchange rate, the rating agency avoided a downgrade. However, the agency’s report clearly signaled that a downgrade over the next 12 months is possible if the government is unable to lower its fiscal deficit, resulting in net general government debt growing above 60% of GDP. Consistently low levels of investment could also lead to lower growth, indirectly pressuring Colombia's fiscal deficit and debt burden. On the contrary, a revision of the outlook to stable could be considered if the government achieves meaningful fiscal consolidation.

Gustavo Petro, the President of Colombia, enters the last full year of his term in 2025, as elections will be held in May 2026. The ongoing conflicts between the armed forces and FARC dissidents could have significant implications for Colombia's economic stability. These clashes disrupt local economies, hinder investment, and increase government spending on security measures. The instability can lead to fluctuations in exchange rates, inflation, and overall economic growth. For instance, starting February 22, the Colombian government began collecting three new taxes due to the state of internal commotion caused by clashes between the armed forces and FARC dissidents in Catatumbo.

Against this backdrop, downside pressures on economic activity and risks of fiscal deterioration could negatively impact on lending activity and credit quality of loan portfolios, particularly in the microfinance. This would mainly affect the operations of Mibanco Colombia.

Chile

According to the Central Bank of Chile (BCCh) forecast, Chile’s annual GDP grew 2.6% in 2024. The authority stated that although economic activity evolved in line with expectations, domestic demand grew less than anticipated. By sector, the favorable results are explained by mining production and commerce, which contrasted with the poor performance of financial services and the prolonged weakness of construction. The lower growth in private consumption occurs in the context of weak job creation due to sluggish investment in non-mining industries over the last several quarters. On its part, the performance of gross fixed capital formation remains marked by dissimilar behavior between mining and non-mining sectors that are lagging.

According to the Chilean National Statistics Bureau (INE), annual inflation stood at 4.5% in December 2024, an increase from 3.9% a year earlier and above the Central Bank target range of 3.0% + - 1pp. The acceleration in inflationary dynamics was a result of the combined increase of several cost factors, including the depreciation of the peso, higher labor costs, and increases in electricity rates. Short-term inflation expectations have risen, while in the two-year term, they remain around the 3.0% target. In any case, the Central Bank has warned that the short-term inflationary outlook has become more challenging due to increased cost pressure, which it predicts will lead inflation to fluctuate around 5.0% during the first half of 2025, but in the medium term, the weaker domestic demand may mitigate inflationary pressures.

In this context, the BCCh continued with the normalization process of the policy rate, accumulating a reduction of 625 basis points between July 2023 and December 2024. The rate closed the year at 5.00% compared to 8.25% in December 2023 and a peak of 11.25% in the first half of 2023. Given that the balance of risks for inflation is biased upward in the short term, the BCCh said caution is most needed. This means that the Board will steadily accumulate information regarding the progress of the economy in order to assess the timing for interest rate cuts in the coming quarters. The exchange rate weakened significantly in 2024, closing the year at 997 pesos per dollar, a depreciation of 13.1% year-over-year.

Regarding the fiscal accounts, the latest Public Finances Report showed that, in 2024, the fiscal deficit stood at 2.9% of GDP, while gross debt increased to 42.3% of GDP from 39.4% of GDP in 2023. The sustainability of the public finances in the mid-term is one of the most relevant risk factors to consider. Noteworthy, S&P revised Chile's credit rating outlook from negative to stable in October 2024, while Moody's maintained it stable in November, 2024. S&P affirmed that Chile's debt burden should stabilize because of the continued commitment to fiscal consolidation and the recently approved new fiscal responsibility law. While reaching political consensus is slower than in the past, the agency considers Chile's solid democratic institutions to be economic anchors that have absorbed internal and external shocks over the past five years. In any case, S&P flags the risk of lowering the rating over the next 24 months if a political impasse stalls policy implementation and hinders economic growth. Stark fiscal deterioration due to weak growth or expansive fiscal policy that leads to a consistent buildup of government debt could also lead to a downgrade.

Finally, on the political front, special attention is paid to the presidential election in November 2025, which, according to the CADEM poll, is led by the center-right candidate Evelyn Matthei. In this context, despite normalization in economic activity and stability in the fiscal accounts relative to other countries in the region, uncertainty arising from election results could adversely impact the performance of Credicorp’s Investment Management and Advisory business, as well as new initiatives developed through Krealo.

Panama

In 2024, GDP growth slowed to 2.9% year-over-year, marking its slowest growth rate since the 2009 global financial crisis, excluding the pandemic, after years of post-pandemic catch up. The negative economic impacts of the Minera Cobre Panama closure (ranked among the top 15 copper-producing mines globally) at the end of 2023, the loss of investment grade status by Fitch, and the uncertainty surrounding the May 2024 presidential elections affected growth. Sector-wise, commerce and transport were the main drivers, while mining and manufacturing dragged growth.

Following the unprecedented 17.8% GDP contraction caused by the 2020 pandemic shock, economic activity rebounded strongly, ranking among the highest growth rates globally. In 2023, GDP grew 7.4%, driven by significant infrastructure and investment projects such as Panama’s third metro line, a fourth bridge over the canal, and the Gatún power plant. On the other hand, "El Niño" led to the worst drought in 70 years, disrupting activities in the Panama Canal; the number of ships transiting the Canal decreased 7.4% in 2023 compared to the previous year, although toll revenues increased 10% (4% of 2023 GDP). The logistics sector accounts for 11.6% of Panama´s GDP and is recognized as a logistical and financial center in Latin America. According to McKinsey, an estimated 2.5% of global seaborne transit passes through the Panama Canal. New restrictions on canal transit volumes could force many ships to divert to alternate routes, resulting in longer sailing durations and increased costs. In 2021 and 2022, GDP rebounded 16.5% and 10.8%, respectively, fueled by the global economic recovery, major infrastructure projects, and copper production from Minera Cobre Panama.

Regarding the main events leading to the mine closure, in October 2023, Congress fast-tracked the approval of a renegotiated concession contract between the government and Minera Panama, a local subsidiary of the Canadian company First Quantum Minerals. This approval sparked massive protests—the worst in at least three decades—and road blockages that resulted in shortages of basic goods as large portions of the country were shut down. The population claimed that the contract was unconstitutional, abusive, and harmful to the environment.

It is worth noting that in mid-2022 Panama also experienced social unrest sparked by rising living costs (especially higher gasoline prices). Protesters also complained about high inequality and a greater public perception of corruption in the political arena.

On November 3, 2023, to reduce social unrest, President Laurentino Cortizo signed into law an indefinite moratorium on new mining concessions and prohibited the renewal of existing ones. Despite this decision, protests continued. Days later, on November 28, 2023, Panama’s Supreme Court ruled the contract unconstitutional, which was positively received by the population. Consequently, the government ordered the definitive closure of First Quantum’s copper mine. According to the Minister of Industry and Commerce, the orderly closure of a mine of this magnitude could take between seven to eight years. First Quantum is seeking at least US$20 billion (23% of 2024 GDP) from Panama in two arbitration cases, one through the International Chamber of Commerce and another through the Canada-Panama Free Trade Agreement. The final hearing of the former is scheduled for September 25, 2025.

In February 2025, the Executive Director of the Mining Chamber of Panama emphasized that the Supreme Court should declare the country’s mining moratorium unconstitutional. Additionally, according to a report from Bank of America, public opposition to mining has decreased from around 80%-90% in 2023 to close to 50%. However, the likelihood of reopening the mine remains remote.

The significance of the mine to the country was undeniable. Cobre Panamá was the largest private investment project in the nation’s history, amounting to 10% of GDP in 2024. It began operations in 2019 and reached maximum capacity in 2021. With a production of 350,000 tons of copper in 2022, it ranked among the top 15 copper-producing mines globally. Additionally, according to the National Institute of Statistics and Census (INEC), it generated around US$2.8 billion (3.7% of GDP) through copper exports and was an important source of fiscal revenue.

In an already challenging fiscal environment, the closure of the Cobre Panama mine and the moratorium on new mining concessions triggered movements from the three main credit rating agencies. In March 2024, Fitch downgraded Panama’s credit rating by one notch to BB+ with a stable outlook, stripping the country of its investment grade status achieved in 2010. The agency stated that the move reflects fiscal and governance challenges aggravated by the events surrounding the closure of Minera Cobre Panama in 2023. Later, in December 2024, the agency affirmed its BB+ rating with a stable outlook. Panama’s public debt, as a percentage of GDP, peaked at year-end 2020 at 58.1% of GDP, fell to 54.2% at year-end 2021, to 52.7% of GDP at year-end 2022, 51.7% of GDP at year-end 2023 and increased to 57.3% of GDP at the end of 2024.

In October 2024, Moody’s reaffirmed its rating at Baa3 but changed the outlook to negative. The agency stated that this decision reflects a greater-than-expected deterioration of the fiscal balance in 2024 and significant obstacles to achieving rapid fiscal consolidation, suggesting risks that sovereign debt indicators and debt affordability will weaken considerably. This adjustment came a year after Moody’s downgraded its rating by one notch (with a stable outlook) due to concerns about Panama’s lack of effective policy response to rising structural fiscal challenges and persistent pressures in a socio-political context characterized by heightened tensions.

In November 2024, S&P downgraded Panama's rating to BBB- and changed the outlook to stable due to the weakening of Panama's fiscal flexibility and performance, attributed to a higher interest burden that increased its vulnerability to adverse economic conditions. Previously, in November 2023, S&P had revised the outlook to negative (while affirming the BBB rating) to reflect the risk of a downgrade resulting from the potential fallout of recent events on investor confidence, private investment, and economic growth prospects.

As such, Moody’s and S&P places Panama’s credit rating at the lowest possible rating for a security to be considered investment grade.

On the political front, Jose Raul Mulino, from the Realizando Metas party of former president Ricardo Martinelli, won the May 2024 presidential elections with 34% of the votes. He defeated Ricardo Lombana who finished in second place with 25% of the votes. According to S&P, Mulino's administration, which took office on July 1, inherited several pressing challenges, including a rising social security deficit, weak public finances, and the fallout from the closure of the copper mine in 2023. Addressing these challenges will require negotiations with other political parties, as the president's party lacks a simple majority.

More recently, the stance of President Trump towards the Panama Canal has proven to be another challenge faced by Mulino’s government. President Trump threatened to take control of the Panama Canal, citing concerns over China's growing influence in the region. In response, Panama agreed to end its Belt and Road agreement with China and increase cooperation with the U.S. to reduce Chinese influence. The agreement with China included projects such as the expansion of ports, construction of railways, and other significant infrastructure developments. The Panamanian government also initiated an audit process for Panama Ports Company, a subsidiary of the Chinese company Hutchison Ports, which manages two ports of the Canal.

Although Panama was removed from the (Financial Action Task Force) grey list, in October 2023, a key development, in the eyes of the International Monetary Fund, for the preservation Panama’s position as a regional financial center, the country is still on the European Union list of non-cooperative jurisdictions for tax purposes.

Finally, downside pressures on economic activity and risks to trade through the Panamá Canal could negatively impact on lending activity and credit quality of loan portfolios at BCP Panamá.

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

U.S. President Trump's presidency, which began in January 2025, may materially impact various aspects of global politics, economics and international relations. President Trump, a Republican, began his second nonconsecutive term on January 20, 2025. His party achieved a majority in both the Senate and the House of Representatives, which gives Republicans the opportunity to control the legislative agenda and should make it easier for President Trump to pass laws and implement his policies.

The beginning of Trump's second administration has been marked by persistent threats of imposing tariffs, along with concrete announcements, particularly targeting the United States' main trading partners. As of April 4, a universal tariff of 10% has been announced for all countries, while reciprocal tariffs ranging from 15% to 39% have been imposed on countries with which the United States has the largest trade deficits. These tariffs are in addition to those announced between February and March. Tariffs have also been applied to specific products such as steel, aluminum, and automobiles. These measures have led to retaliatory actions from China and the European Union.

The long-term effect on these tariffs remain uncertain, as they depend on factors such as their duration, potential shifts in trade policies, and the extent of retaliatory measures. There is some consensus that they could lead to higher inflation and lower growth. If the trade war intensifies, financial market volatility could amplify economic disruptions, potentially affecting companies and their capacity to meet debt obligations, which may have implications for the asset quality of Credicorp..

Regarding immigration, President Trump has signed several executive orders, which purport to among other things: i) bar asylum for people newly arriving at the southern border; ii) suspend the Refugee Admissions Program until the further entry into the United States of refugees aligns with the interests of the United States and iii) declare migrant crossings along the U.S.-Mexico border to be a national emergency. Foreign-born workers have driven the labor force higher in recent years, helping to balance the U.S. labor market, which had been undersupplied post-COVID, causing wages to increase and exacerbating the inflation shock. Consequently, concerns about lower immigration focus on the potential reduction in labor supply, which could drive wages up further and contribute to inflationary pressures. Another source of concern is that the hostile environment toward immigrants discourages them from going out and consuming, negatively affecting consumption, which is the main driver of U.S. economic growth.

Looser fiscal policy in the United States, driven by new expansionary measures such as tax cuts, another important axis of President Trump’s economic plan, could boost economic activity in the near term, with small positive spillovers onto global growth, according to the IMF. Yet in the longer run, this may require a larger fiscal policy adjustment that could become disruptive to markets and the economy. Furthermore, higher borrowing to fund looser fiscal policy could increase demand for capital globally, leading to an increase in interest rates and possibly depressing economic activity elsewhere.

The risk of renewed inflationary pressures from the aforementioned policies could prompt central banks, particularly the Federal Reserve of the United States, to halt the rate-cutting cycle, keeping the policy rate at high levels (4.50% as of January 2025). Prolonged high interest rates could exacerbate fiscal, financial, and external risks, while also strengthening the US dollar. The disinflation process in the United States has been uneven. CPI inflation closed December 2024 at 2.9% year-over-year, down from 3.3% in December 2023 and a peak of 9.0% in June 2022. However, core inflation ended the year at 3.2%, stabilizing around that level over the previous six months. Consequently, coupled with President Trump's election and a potentially higher neutral interest rate, expectations for Federal Reserve rate cuts in 2025 have diminished to between 50 and 75 basis points as of March 2025, compared to 100 basis points in September 2024. President Trump's recent announcements align with his campaign promises and underscore his administration's intent to leverage tariffs and sanctions as negotiating tools. Consequently, increased market volatility is anticipated during his presidency due to heightened uncertainty.

If a global growth weakens it could affect Peru’s economic growth mainly through i) lower commodity prices and ii) lower external demand. The country’s exports are highly concentrated in the mining industry, where copper and gold exports’ share of total exports was around 50% in 2024. In addition, an important source of fiscal revenue comes from mining (8% in 2024). Therefore, Peruvian trade responds significantly to fluctuations in metal prices, especially copper. In 2024, Peru’s trade surplus increased to a record of US$24 billion from US$18 billion in 2023, due to a 1% growth in imports, an increase of 10% in exports and terms of trade at historical highs. The average copper price for 2024 was US$4.15 per pound, 8% higher than the average of US$3.85 per pound in 2023, while oil prices fell 2.4% over the same period (to US$75.8 per barrel). In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, particularly from its main trading partners, China and the United States, which account for 32% and 13% of its total exports, respectively. The European Union is also an important buyer of Peruvian goods, especially of non-traditional ones (12% of total exports and 23% of total non-traditional exports). As such, lower than expected growth from these countries would pose risks to Peru’s economic growth as such may impact exports and foreign direct investment.

If inflation reaccelerates, the Federal Reserve could be forced to maintain a restrictive monetary policy stance for a longer period. This would complicate the BCRP's efforts to lower rates further, as the spread between the two rates is already compressed at +25 basis points. The risk is that if this spread turns negative, depreciation pressures on Peru’s currency could build, challenging the Peruvian central bank's ability to keep inflation around its target rate range (1% - 3%). A weaker currency would increase the prices of imported goods.

China’s growing influence in Panama has also led to increased tensions between the United States and China, which could negatively Credicorp’s operations in Panama. President Trump has repeatedly expressed his intention to reassert U.S. control over the Panama Canal, citing concerns about China's influence. His aggressive stance towards China and growing economic ties between Peru and China could pose downside risks as how his administration could react in the future. For instance, the Chancay Port, expected to transform Peru into the largest logistic hub on the Pacific Coast of South America, is managed by Cosco Shipping Ports Chancay Perú S.A., a joint venture between the Chinese state-owned company COSCO Shipping Ports (60%) and the Peruvian company Volcan (40%). In addition, Chinese companies control almost the entire electricity distribution business in the capital city, Lima. Also, according to the Peruvian government, Foreign direct investment (FDI) from China in the mining sector was quite large (US$15 billion) between 2010 and 2024, since the free trade agreement started.

In general, lower economic growth, rising inflation, and depreciation pressures can impact Credicorp's business. These factors may lead to reduced credit demand, an increase in non-performing loans, and slower growth in savings.

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

Furthermore, financial conditions in global markets also affect the Peruvian economy, affecting interest rates for local corporate bonds and influencing the exchange rate. Monetary policy tightening in developed economies, particularly by the Federal Reserve in the United States, could adversely affect economic activity in Peru because it strengthens the US Dollar and increases interest rates, thereby reducing access to funding for some local businesses. Also, because the Peruvian economy has a portion of loans denominated in US Dollars (22.8% of loans to the private sector and 33.3% of deposits as of December 2024), which is referred to as financial dollarization, potential financial balance sheet position effects should be considered because a higher exchange rate could increase debt burdens for individuals and businesses that have taken loans in dollars but earn their income in local currency.

Geopolitical tensions and conflict, including the conflicts between Russia and Ukraine, could have economic effects that could negatively impact the Peruvian economy.

We are subject to geopolitical risks, including economic sanctions, acts or threats of international or domestic terrorism, actions taken by governments in response, state-sponsored cyberattacks or campaigns, civil unrest and/or military conflicts, which could adversely affect business and economic conditions abroad and in the markets in which we operate.

The war is not over yet, as the Russian invasion enters its fourth year, and actions are still being taken and/or considered against Russia. These measures could have global repercussions and remain an important risk in 2025. For instance, on January 10, 2025, the Biden administration imposed broader sanctions on the Russian energy industry, including additional producers, over 180 vessels, as well as Russia-based oil service providers and energy officials, pushing energy prices higher. This adds to already existing restrictions. According to the European Commission, since the end of 2022, there have been in place price caps from the European Union on Russian petroleum products (such as diesel and fuel oil) to limit their revenues and hamper Russia’s ability to wage war in Ukraine. In December 2023, a new restriction that applies to European Union exporters was adopted. It contractually prohibits re-exportation to Russia and re-exportation for use in Russia of a limited number of goods when selling, supplying, transferring or exporting to a third country, with the exception of partner countries. This measure adds to the massive and unprecedented sanctions against Russia. Any escalation of the conflict could exacerbate economic issues already arising from it.

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

In addition, the escalation of this conflict may have an adverse impact on the economy of Peru, where we conduct most of our business, despite Russia and Ukraine representing approximately 3.9% of global GDP (as adjusted for purchasing power parity). In the worst case, it could renew inflationary pressures globally and cause central banks to keep their restrictive monetary policy stance for a prolonged period.

Additionally, the Israel-Hamas armed conflict that erupted in October 2023 developed into a humanitarian crisis in the Gaza strip and has caused widespread global protests calling for cease fire. On January 15, 2025, Israel and Hamas agreed to a ceasefire, which came into effect on January 19, 2025. This agreement was mediated by the United States, Egypt, and Qatar, and is based on a three-phase proposal to achieve lasting peace in the region. During the first phase, a six-week ceasefire was established, along with the release of Israeli hostages and Palestinian prisoners. In the second phase, a permanent ceasefire was agreed upon, and the remaining hostages were released. The third phase includes the reconstruction of the Gaza Strip, which is expected to take three to five years. Although this is an important development, it is still uncertain if it will hold up. As such, a reescalation of this armed conflict or further conflicts in other countries in the Middle East, where large oil producers are located, could increase energy prices, representing a significant risk to inflation and financial markets.

Another geopolitical risk that has gained attention recently, following President Trump's election as president of the United States, is the tension in the relationship between China and the U.S. In February 2025, during the first weeks of his administration, President Trump imposed tariffs on China, prompting retaliation from the Chinese government. During President Trump's first term, throughout 2018 and 2019, a trade dispute between the two countries included the imposition of tariffs on both U.S. and Chinese products on several occasions, accusations of currency manipulation, and actions filed with the World Trade Organization, among other issues, which negatively affected global demand and commodity prices.

In 2023, political tensions escalated after the United States shot down a suspected Chinese surveillance balloon, and U.S. Representative Nancy Pelosi, the former Speaker of the House, visited Taiwan, which China claims as part of its territory. In 2024, China intensified patrols around a group of islands controlled by Taiwan.

Taiwan is important in the global electronics market, as Taiwan Semiconductor Manufacturing Company (TSMC) is one of the most prominent names in the semiconductor industry. An increase in tensions between China and Taiwan could renew price pressures in the semiconductor market, with negative effects on inflation, similar to those observed in 2022. Trump has threatened to impose tariffs on semiconductor goods.

If geopolitical risks lead to a stagflation (characterized by lower economic growth and rising inflation) Credicorp’s business could be impacted through reduced credit demand, increased customer credit risk leading to higher non-performing loans, and slower growth in savings.

Legal and Regulatory Risks

Regulatory changes and the adoption of new international guidelines to sectors in which we operate could adversely affect our earnings and our operating performance.

Because we are subject to regulation and supervision in Peru, Bolivia, Colombia, Chile, Cayman Islands, the United States of America, Panama, and Bermuda, changes to the regulatory framework in any of these countries or changes in tax laws could adversely affect our business.

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

Furthermore, changes in regulations related to consumer protection may also affect our business. For example, in March 2021, a new interest rate ceiling law was approved under the Peruvian Usury Law. This law grants the BCRP the power to set maximum and minimum interest rates, on a semi-annual basis, to regulate the market for consumer loans, small consumer loans, small and medium enterprises (SMEs) loans and credit card loans. Additionally, the Peruvian Usury Law states that if a debtor is late in payment, only default interest will be charged. The collection of penalties or other commissions or expenses from debtors, as well as the capitalization of interest, is prohibited. The Peruvian Usury Law also establishes that (i) the commissions and expenses applicable to consumer loans, small consumer loans, small and medium enterprises loans and credit card loans must imply the provision of an additional and/or complementary service to the transaction entered into by the clients; (ii) the financial institution must justify the transfer of the cost to the client; and (iii) the value of the service must be supported by a technical, economic and legal report, which must be submitted to the SBS. Even though the impact of the Peruvian Usury Law may be limited for Credicorp’s total loan book, it may impair our ability to financially include unbanked customers with riskier profiles.

The Superintendence of the Securities Market of Peru (Superintendencia del Mercado de Valores or SMV by its Spanish initials) also supervises certain of our subsidiaries, such as BCP Consolidated, Credicorp Capital Sociedad Agente de Bolsa S.A. (Credicorp Capital SAB), Credicorp Capital S.A. Sociedad Administradora de Fondos (Credicorp Capital SAF), Credicorp Capital Peru S.A.A. (Credicorp Capital Peru) and Credicorp Capital Sociedad Titulizadora S.A. (Credicorp Capital Titulizadora). Additionally, some of our subsidiaries are under the supervision of the Peruvian Financial Intelligence Unit (Unidad de Inteligencia Financiera del Peru or UIF-Peru by its Spanish initials), and all of our subsidiaries that operate in Peru must comply with the provisions regulated by the Peruvian Consumer Protection Authority (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual or INDECOPI by its Spanish initials) and the Peruvian Data Privacy Authority (Autoridad Nacional de Protección de Datos Personales or ANPDP by its Spanish initials).

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

 Further, Credicorp Capital LLC., our U.S. broker-dealer, is regulated, supervised and examined by the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). Additionally, Credicorp Capital Advisors LLC., our U.S. Registered Investment Adviser (RIA), is also regulated by the SEC.

In the Cayman Islands, we are subject to the regulation of the Cayman Islands Companies Law for ASHC. Effective August 2, 2021, Atlantic Security Bank (Cayman Islands) and ASB Bank Corp. (Panama) merged, with the latter being the surviving entity. ASB Bank Corp. is supervised by its principal regulators, the Superintendence of Banks of Panama (Superintendencia de Bancos de Panama or SBP by its Spanish initials) and, with respect to activities relating to its securities investment business, the Superintendency of the Securities Market of the Republic of Panama (Superintendencia del Mercado de Valores de la República de Panama or Panama SMV by its Spanish initials).

Changes in the supervision and regulation of our subsidiaries in other countries may adversely affect our results of operations and financial condition.

For details on income tax review by the tax authorities on the jurisdictions in which we operate, please refer to Note 17(a) and (d) of the consolidated financial statements. Also, for further information refer to “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries”.

Insurance

Our Property and Casualty (P&C) and life insurance businesses are carried out by Pacífico Seguros, which is part of Grupo Pacífico. The insurance business is subject to regulation by the SBS. New legislation or regulations may adversely affect Grupo Pacífico’s ability to underwrite and price risks accurately, which in turn would affect Insurance and Reinsurance Result and business profitability. Grupo Pacífico is unable to predict whether and to what extent new laws and regulations that may affect its business will be adopted in the future.

While Grupo Pacífico is unable to predict with any certainty the timing of the passage or adoption of any new laws or regulations, or the effects those laws or regulations may have on its operations, profitability and financial condition in future years, we expect Peru to adopt new legislation in the coming years that will change the regulation of insurance companies. The legislation may be similar to the measure enacted by the European Union through Solvency II, a regulatory capital framework that seeks to further reduce the insolvency risk faced by insurance companies in the European Union by improving capital regulations for insurance companies there.

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

Pension fund

In recent years, the Peruvian government has implemented various reforms to the pension system, significantly impacting the funds under management and, consequently, our business operations and results:

COVID-19 Measures (2020-2022): In response to the COVID-19 crisis, the Peruvian government and Congress implemented measures to provide liquidity to affiliates by allowing fund withdrawals in March and April 2020. Later, Congress approved other three withdrawals in November 2020, May 2021, and May 2022, respectively. These measures significantly impacted assets under management and income within the AFP system. In the case of Prima, total fund withdrawals amounted to S/25.1 billion.

In August 2021, Congress approved and published a law reducing the early retirement age for men from 55 to 50 years.

In January 2023, the government approved and published Law No. 31670, introducing a new retirement option based on a minimum pension and creating incentives to increase voluntary contributions. In June 2023, the SBS modified the methodology to calculate the legal reserve requirement. The new methodology assigns a fixed percentage (based on the level of risk of each fund) of the assets under management of each fund as the legal reserve requirement.

In April 2024, Congress approved the seventh AFP withdrawal, allowing affiliates to withdraw up to 4 Tax Units (UIT), equivalent to S/20,600. The payments were made in four installments of up to 1 UIT each. According to figures from the SBS, approximately S/28 billion was withdrawn. For Prima, the total amount withdrawn reached S/7.8 billion.

In September 2024, the government published a Law for the Modernization of the Peruvian Pension System, it provides for the creation of a Comprehensive Peruvian Pension System (SIPP) to ensure pension protection for all citizens. The Ministry of Economy and Finance (MEF) has until June 18, 2025, to issue the regulations. The law will come into effect the day after the regulation is issued. There is uncertainty among all stakeholders regarding this reform, as it remains unclear what the complementary regulation may establish at the time this report was prepared.

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

The Economic Substance Act 2018 (as amended) of Bermuda (the ES Act) came into force on January 1, 2019. Pursuant to the ES Act, a registered entity, other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (that is, a non-resident entity), that carries on as a business any one or more of the “relevant activities” referred to in the ES Act is considered to be in the scope of ES Act and must comply with the economic substance requirements to ensure that the entity is engaged in real economic activity in Bermuda. The ES Act may require in-scope Bermuda-registered entities that are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditures in Bermuda in relation to the relevant activity, maintain physical offices and premises in Bermuda and perform core income-generating activities in Bermuda in relation to the relevant activity. “Relevant activities” under the ES Act include the following: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Based on the current guidance issued pursuant to the ES Act, which was revised at the beginning of 2023, the Bermuda Registrar of Companies will consider an entity that carries on relevant activities to be engaged in those activities and within the scope of the ES Act, regardless of whether the entity earns any gross revenue from such activities during the relevant financial period.

Both Credicorp Ltd. and Credicorp Capital Ltd. are Bermuda tax-exempted companies, so the ES Act applies to them. Both companies are also considered “pure equity holding”, entities under the ES Act. All entities subject to the ES Act that undertake “relevant activities”, including all “pure equity holding” entities, must file annually with the Registrar of Companies an Economic Substance Declaration (the ESD), providing information in relation to the previous financial year (relevant financial period). The ESD will require the disclosure of certain key information applicable to an analysis of compliance with the economic substance requirements. Pure equity holding entities are currently subject to minimum economic substance requirements, including the requirement to comply with the applicable corporate governance requirements of the Companies Act 1981, to file an ESD and to have adequate people for holding and managing equity participations, and adequate premises in Bermuda. An entity conducting the relevant activity of having a headquarters in Bermuda which generates gross revenue is required to satisfy the requirements under the ES Act in respect of that activity for that relevant financial period. However, an entity that earns no gross revenue in respect of such activity in any relevant financial period will not be required to satisfy the requirements under the ES Act in respect of that activity for that relevant financial period but will still need to file an ESD.

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

We could also be subject to changes in our tax rates, the enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or other changes in tax legislation or policies which could adversely affect our business, financial condition, and results of operations.

In October 2021, the Organization for Economic Cooperation and Development’s (the OECD) Inclusive Framework reached an agreement on a “Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” and, on 20 December 2021, the OECD’s Inclusive Framework published “Global Anti-Base Erosion,” or “GloBE” model rules (the GloBE Rules), which are a key component of the Two-Pillar Solution. In response to the GloBE Rules set out by the OECD, the Government of Bermuda enacted the Corporate Income Tax Act 2023 on 27 December 2023 (the CIT Act) to introduce a corporate income tax in the jurisdiction.

The CIT Act does not impose any withholding tax, capital transfer tax, estate duty or inheritance tax, so there will continue to be no such taxes payable by us or by our shareholders in respect of our shares following the effective date (1 January 2025).

The ES Act, CIT Act and future legislative initiatives may, among other things, negatively impact our tax liability, financial condition and results of operations, could increase our administrative expenses, compliance requirements and disclosure requirements, and could increase the risks of administrative penalties for non-compliance with the applicable legislation.

It may be difficult to serve process on or enforce judgments against us or our principals residing outside of the United States or to assert claims against our officers or Directors.

A significant majority of our Directors and officers live outside the United States (principally in Peru). Most of our assets and those of our principal subsidiaries, as well as our principal subsidiaries’ respective legal domiciles, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our principal subsidiaries to initiate a civil suit under U.S. securities laws in U.S. courts. We have also been advised by our Peruvian counsel that judgments or decisions obtained under U.S. federal securities laws may not be recognized and enforceable in Peru unless certain requirements under Peruvian law for so-called exequatur proceedings, including as to jurisdiction, due process and consistency with Peruvian law, are deemed to have been satisfied. Similarly, our Bermuda counsel have advised us that courts in Bermuda may not enforce judgments obtained in other jurisdictions, or entertain actions in Bermuda, against us or our Directors or officers under the securities laws of those jurisdictions. In addition, judgments of U.S. courts obtained in actions under the United States federal securities laws may not be enforceable in other non-U.S. jurisdictions in which we or our principals operate or have assets.

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

Competitors may also dedicate greater resources to, and be more successful in, the development of technologically advanced products and services that may compete directly with BCP Stand-alone’s and Mibanco’s products and services. Such competition could adversely affect the adoption of BCP Stand-alone’s and Mibanco’s products and/or lead to adverse changes in the spending and saving habits of BCP Stand-alone’s and Mibanco’s customer base. If competing entities are successful in developing products and services that are more effective or less costly than the products and services developed by BCP Stand-alone and Mibanco, BCP Stand-alone’s and Mibanco’s products and services may be unable to compete successfully. BCP Stand-alone and Mibanco may not be able to maintain their respective market shares if they are not able to match their competitors’ loan pricing or keep pace with their development of new products and services. Even if BCP Stand-alone’s and Mibanco’s products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than BCP Stand-alone and Mibanco because of their greater financial resources, higher sales and marketing capacity or other similar factors.

We also face increasing competition from non-banking and digital bank competitors in markets for some of our products and services. These non-banking competitors, including fintech and startup companies and other technology companies, have emerged in recent years with increasing digitalization, and these competitors may adversely affect our results of operations. Some of these competitors operate under different or reduced levels of regulation in comparison to the regular banking supervision that applies to BCP Stand-alone and Mibanco. Therefore, these non-banking competitors are not subject to the same specific solvency or liquidity requirements as banks.

Some international banks and microfinance institutions have also sought and obtained authorization to open representative offices in Peru. With the increased competition, more individuals will have access to credit, and the percentage of the population using banking services will likely climb. This may eventually put downward pressure on interest rates. Any negative impact on BCP Stand-alone and Mibanco resulting from increased competition could have a material adverse effect on our results of operations and financial condition. For further detail about the competitive market in our LoBs, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B. Business Overview – (5) Competition”.

Our business and results of operations could be negatively impacted by a pandemic virus outbreak or other public health crises beyond our control.

In March 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. This destructive pandemic forced governments around the world to take important measures to mitigate the contagion, such as the closure of international borders, severe mobilization restrictions and lockdowns. As a result, global GDP (as adjusted for purchasing power parity) contracted sharply in 2020 (the sharpest contraction since the Great Depression of 1929), and the economies in which Credicorp operates (mainly Peru, Bolivia, Colombia, Chile and Panama) were severely affected by two factors: (i) the effect on the global economy (such as the economic growth of our main trade partners like China and the United States, as well as lower commodity prices, mainly metals and oil), during the first half of 2020 (at the worst of the crisis, WTI oil and copper prices has fallen around approximately 80% and copper 25%, respectively); and (ii) the local effect of government measures to stop the COVID-19 outbreak, such as quarantines, forced economic shutdowns and populist initiatives. In 2020, GDP fell 10.9% in Peru, 6.1% in Chile, 7.2% in Colombia, 8.7% in Bolivia and 17.7% in Panama.

Major disruptions in exchange rates and global capital flows were triggered by the pandemic. The value of emerging markets currencies against the US dollar, including those from Latin America, dropped substantially. The Brazilian Real (BRL), Mexican Peso (MXN), Colombian Peso (COP) and Chilean Peso (CLP) all reached historic highs (lower value) against the US dollar at the beginning of the pandemic.

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

These measures, however, came with a cost. Lower economic growth and higher spending weakened debt metrics significantly and caused credit rating agencies (CRAs) to issue many sovereign downgrades. According to a 2021 report from the Bennett Institute for Public Policy in England, between January 2020 and March 2021, three CRAs issued a total of 99 sovereign rating downgrades on 48 countries, affecting 35% of their rated sovereign portfolio. In the Latin American region, for instance, coupled with political instability, between 2020 and 2022, Chile’s sovereign credit rating was downgraded by one notch by Fitch and S&P to A- and A, respectively; Colombia lost its investment grade rating from Fitch and S&P; Peru and Panama suffered downgrades from the three agencies and are now two and one notch above investment grade (lowest possible rating for a security to be considered investment grade), respectively, when we consider the lowest rating of the three CRAs.

Sovereign credit rating revisions often impact local companies, particularly on their funding cost through long-term debt issuances in foreign currency. Consequently, credit rating downgrades could adversely affect the results of Credicorp and its subsidiaries.

Additionally, large fiscal stimulus programs and expansive monetary policies worldwide were also behind the worst inflation shock in four decades experienced post COVID-19.

A different pandemic outbreak (whether like COVID-19 or of a more deadly pathogen), would bring risks to the global economy and to Peru’s economy and our operations. A new pandemic could again deteriorate fiscal metrics and reduce economic outcomes. Hence, it would put new downward pressure on credit ratings. Actions taken by governmental authorities and other third parties in response to this risk may negatively impact our business, results of operations and financial condition. In general, some of the main economic indicators that may be affected by a pandemic include exchange rates, interest rates, credit spreads, commodity prices, GDP and sovereign government debt. Other possible effects on our businesses and operations of another pandemic outbreak or other international public health crisis could include the following:

•
The credit risk of Credicorp’s loan portfolio may be adversely affected. Resulting temporary closures, mobility restrictions, increases in unemployment rates and insufficient liquidity could negatively affect our business volume and the portfolio quality of our credit and investment portfolios.

•	Our insurance business may be adversely affected due to the possible increase in the level of claims, mainly in the life and health segments.
•
Possible government measures or pension reforms may lead to higher demand for early redemptions from clients, which could impact our pension fund business’s revenues through a reduction in management fees.

•
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

•
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

The interest income we earn on our interest-earning assets and the interest expense we pay on our interest-bearing liabilities could be affected by changes in domestic and international market interest rates. These rates are sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions.

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

Article 64 of the Peruvian Constitution guarantees the freedom to use and hold foreign currency. Consequently, under current law, the Peruvian government cannot impose restrictions on companies' ability to transfer Soles, US Dollars, or other currencies from Peru to other countries, nor can it restrict the conversion of Peruvian currency into other currencies. However, the fact that the Peruvian government might consider implementing such restrictions in the future if changes are made to the constitution is a risk.

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

If we are unable to raise needed funds in the capital markets (including through offerings of equity, regulatory capital securities and other debt), we may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices. Either case could adversely affect our results of operations and financial condition.

The Group relies significantly on its deposits for funding.

The Group benefits from short-term funding sources, including primarily demand deposits, securities lending and time deposits. The Group's ability to generate deposits depends on its reputation, customer service and competitive pricing. Our access to deposits may also be adversely affected by the liquidity needs of our depositors, which may increase in an inflationary environment where they may be compelled to withdraw deposits in order to cover rising expenses. As a part of our liquidity management, we must ensure we can respond effectively to potential volatility in our customers’ deposit balances.

Although we have been able to replace maturing or withdrawn deposits and advances historically as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors, or depositors with high deposit balances, seek to empty their accounts in a short period of time. We could encounter difficulty facing a significant deposit outflow, which could negatively affect our profitability or reputation. In circumstances in which our ability to generate needed liquidity is impaired, we may need access to non-core funding, such as borrowings from the BCRP, and other emergency sources. While we maintain access to these non-core funding sources, some sources are dependent on the availability of collateral and the counterparty’s willingness and ability to lend. Any long-term decline in deposit funding would adversely affect our liquidity, and we may not be able to manage the risk of deposit volatility effectively.

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

Our investments measured at amortized cost may lead to gains or losses when sold due to liquidity requirements. These gains or losses occur due to numerous factors that are beyond our control, including interest rate levels, counterparties' credit risk and general market volatility.

Business Performance Risks

A deterioration in the quality of our loan portfolio may adversely affect our results of operations.

Given that a significant percentage of our income is related to lending activities, a significant deterioration in the quality of our loan portfolio would have a material adverse effect on our business, financial condition and results of operations. Problems with our borrowers may adversely affect our financial condition and results of operations. While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification, our pursuit of opportunities in which we can charge higher interest rates, and thereby increase revenue, may have an impact on the profile of loan portfolio and risk exposure.

In addition, loan concentration in commercial sectors is particularly salient in Peru, and any significant deterioration in such sectors may have a material adverse effect on our business, financial condition and results of operations. For additional detail on the composition of our loan portfolio, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan portfolio and – 7.3.3 Concentrations of loan portfolio and lending limits”. Our strategy includes increasing our exposure to market segments with heightened credit risk, including middle-market and consumer segments, such as unsecured small companies, and consumer loans and consumer mortgages, which have higher risk profiles compared to loans to large corporate customers. Given the changing composition of our loan portfolio and the possible adverse changes in the environment in which we operate, our future results may differ significantly from our past results.

Errors or inaccuracies in risk models can have an adverse economic impact on our business, financial condition and results of operations.

Model risk is defined as the possibility of incurring economic losses due to decisions that are made based on erroneous or imprecise models. Deficiencies at the model level may be generated by problems with data quality, methodologies, implementations and/or uses. This risk is relevant because the Group relies heavily on the use of models all throughout the credit management process, including prospecting, pricing, admission, portfolio monitoring, collection, provisions, internal calculations of economic capital and other aspects.

Our use of models requires a comprehensive governance framework for the construction and monitoring of these models. Although the standards underlying our governance framework are updated and improved upon from time to time to mitigate the impact that severe or unexpected changes in the macro and micro economic environment could have on the risk quality of our portfolio, we cannot provide assurance that the models will be accurate or that severe or unexpected changes will not create risk for our loan portfolio. Our consumer and SME segments are particularly vulnerable to this risk.

Accurate underwriting and setting of premiums are important risk management tools for primary insurance companies, such as Grupo Pacífico, but the estimates underlying our underwriting and premiums may be inaccurate.

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

If Grupo Pacífico fails to accurately assess the risks that it assumes, or if it does not accurately estimate its retention, it may fail to establish adequate premium rates. Failure to establish adequate premium rates could reduce income and have a material adverse effect on our operating results or financial condition. Moreover, there is inherent uncertainty in the process of establishing life insurance reserves and P&C loss reserves. Reserves are estimates based on actuarial and statistical projections at a given point in time of what Grupo Pacífico ultimately expects to pay out on claims and of the related costs of adjusting those claims, based on the facts and circumstances then known. Factors affecting these projections include, among others: (i) in the case of life insurance reserves, changes in mortality or longevity rates, interest rates, persistency rates and regulation; and (ii) in the case of P&C loss reserves, morbidity, changes in medical costs, repair costs and regulation. Any negative effect of inaccurate estimates or projections on Grupo Pacífico could have a material adverse effect on its results of operations and financial condition.

While reinsurance is a tool for risk diversification that may help to reduce losses for a primary insurance company such as Grupo Pacífico, we face the possibility that the reinsured amount will be insufficient to fully cover incurred losses or that the reinsurance companies will be unable to honor their contractual obligations.

Credicorp assumes reinsurance risk in the normal course of business for its insurance contracts, when applicable. Premiums and claims on assumed reinsurance are recognized as income or expenses in the same manner as they would be if the reinsurance were considered direct business, considering the product classification of the reinsured business. Assuming reinsurance risk exposes Credicorp to the risk of loss if the reinsurer is unable to meet its obligations for credit reasons, if the company underestimates the frequency or severity of claims, or if adverse changes occur in the underlying insurance exposures, which are not considered when purchasing coverage from the reinsurer.

In the case of a catastrophic event that exceeds the confidence levels used for the purchase of reinsurance, which are based on models and practices according to the best market standards, we would face the risk that the reinsured amount may be insufficient to fully cover incurred losses. In that case, there would be a negative impact on our equity. Additionally, while Credicorp’s internal requirements with respect to reinsurer counterparty credit risk, as set by Grupo Pacífico’s risk management unit and approved by the Risk Committee, are more stringent than local regulatory requirements and include diversified placement of reinsurance, a failure by one or more of our counterparty reinsurance companies to honor their contractual obligations could have a material adverse effect on our financial condition and results of operations.

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

Acquisitions, strategic partnerships and investments may not perform as expected, which could have an adverse effect on our business, financial condition and results of operations.

Acquisitions and strategic partnerships, including those made by our investment management and advisory, and insurance and microfinance businesses, may not perform as expected since our assessments and projections are based on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce the anticipated synergies or perform in accordance with our expectations, which could have an adverse effect on our business, financial condition, and results of operation.

For example, in 2024, the Group recorded an impairment in the following companies: Joinnus S.A. for S/12.0 million, Wally POS S.A.C for S/9.0 million, Sami Shop for S/4.0 million and Compañía Incubadora de Soluciones Móviles S.A. for S/2.3 million. During 2023, the Group recorded an impairment loss totaling S/71.9 million (equivalent to US$19.3 million or 75,199 million Colombian Pesos (COP)) for its investment in Mibanco Colombia (formerly Bancompartir) as a result of its assessment of the recoverable amount. In this assessment, the fair value of Mibanco Colombia was estimated to be 438,259 million COP (equivalent to US$113.2 million or S/419.4 million), which was less than its book value of 513,458 million COP (equivalent to US$132.5 million or S/491.3 million). In 2022, the Group did not record any impairment loss. For further detail, please see Note 10(b) (Intangible Assets and Goodwill) to the consolidated financial statements.

Credicorp’s increasing investments in digital transformation and disruptive initiatives may fail to achieve the ambitions, efficiencies, and other performance improvements that it is pursuing.

As part of its transformation strategy, Credicorp is increasing investments in developing digital capabilities such as IT, data analytics and cybersecurity. The Company is spending significant resources with the goal of attracting digital talent, evolving its agile culture to maximize client experience and strengthening its self-disruptive mindset. Moreover, Credicorp is increasing its investments in innovation and disruptive initiatives. Finally, as part of its transformation strategy, Credicorp is increasing investments in developing artificial intelligence (AI) capabilities and implementing use cases that increase both productivity and customer experience. These investments may fail to achieve their ambitions, limiting the company’s potential for acquisition of clients, income generation, efficiency and other performance improvements described in “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview”.

Credicorp continues to invest in its technology and digital and AI capabilities across its franchises, including digital platforms, data management and cloud-based solutions. Credicorp has also been pursuing productivity and operational performance improvements through the evolution of its diverse business models. For example, we aim for all Credicorp employees to use AI tools to improve their productivity. In microfinance, Mibanco has leveraged data and analytics to develop centralized credit assessment capabilities and generate loan offers to current clients and has leveraged alternative channels, such as mobile banking, call centers and home banking, among others, to increase loan disbursements. In addition, Credicorp has been making other investments in new ventures within its LoBs, such as our Yape mobile application, and through its corporate venture capital center Krealo, which is investing in startup fintech, such as Tenpo SpA (Tenpo), Credicorp Capital Negocios Digitales S.A.S. (Tyba), Compañía Incubadora de Soluciones Móviles S.A. (Culqi), among others. For additional detail about Credicorp Innovation strategy and our investment in disruptive initiatives, please see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (1) Credicorp Overview – Our Innovation Strategy”.

If Credicorp fails to adequately invest in its digital and innovation strategy, and artificial intelligence capabilities, our ability to compete or to provide superior customer experience could be adversely affected. There is no guarantee, however, that these or other initiatives at Credicorp will achieve the ambitions, efficiencies, profitability or other performance improvements that the Company is pursuing or that they will have any benefits at all.

Furthermore, Credicorp’s digital investments involve execution complexity and could result in additional losses, charges or other negative financial impacts. For example, Credicorp may not be able to achieve its objectives related to monetization of disruptive initiatives due to limited available information about new and under-penetrated markets that these initiatives target.

Credicorp’s digital and artificial intelligence investments, and other initiatives, are subject to changes in business strategy, market environment and regulatory expectations, which could make the initiatives more costly and more challenging to implement and limit their effectiveness. Moreover, Credicorp’s ability to achieve expected returns on its investments and costs savings depends partially on factors that it cannot control, including, among others, interest rates; inflation; customer, client and competitor actions; and ongoing regulatory changes.

The shortage of specialized talent can negatively affect the implementation of our strategy.

Organizations globally are experiencing significant transformations due to the acceleration of digitalization and the evolution of job skills. The demand for digital skills and specialized profiles in the financial industry is far exceeding the supply, creating a talent gap that poses a considerable risk to organizations.

For Credicorp, the talent shortage represents a strategic challenge that can impact the ability to innovate and improve operational efficiency, limiting the implementation of key technological initiatives and adaptation to new industry trends.

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

Since our main Peruvian subsidiaries pay dividends considering the accumulated results shown in the financial statements prepared under local GAAP applicable to financial entities, there could be differences between local GAAP and IFRS. The main difference between these is concentrated in the application of (i) IFRS 9, for both the methodology used to determine the provision for credit losses in loan portfolio and for the determination of financial income for loans; and (ii) IFRS 17, for the methodology used to determine Net Interest Income, Other Non-Core Income, Insurance and Reinsurance Result, and Total Expenses.

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

Operational Risks

A failure in, or breach of, our operational or security systems, fraud by our employees or outsiders, other operational errors of our internal controls system could temporarily interrupt our businesses, increase our costs and cause losses.

The risk of the occurrence of, or a material adverse effect caused by, security breaches remain present due to the constant adoption of new technologies and the interoperability between them, the use of digital profiles and processes, and the use and integration of artificial intelligence (AI) technologies into its operations. This risk is also present due to transfer of data among remote workers, cloud servers and office workers, given the transition to a more permanent hybrid workforce. Similarly, exposure to malicious external actors or insiders (i.e., security breaches) or operational errors affecting the confidentiality, availability and integrity of our main information assets (data bases, servers, software digital information associated with processes, among others) could result in significant losses of customer data and/or other types of confidential information, losses of revenue and customers, reputational harm and legal risks, any of which could directly affect our business and operations. In addition, the increased use of information technology (IT) and other IT resources can increase technological risks due to failures or problems in the management of technological tools and operational risks due to deficiencies or failures in processes or resources.

We also rely on third-party service providers that store, transmit and process part of our confidential information and that of our clients, which constitutes a supply chain risk. In addition, in recent years, there has been an increase in the number and sophistication of cyberattacks not only against financial institutions but also their providers worldwide.

For further detail about the integration of cybersecurity processes into risk management at Credicorp, see item “ITEM 16K. CYBERSECURITY”.

Our anti-money laundering and counter-terrorist financing measures might not prevent third parties from using us as a conduit for such activities, which could damage our reputation or expose us to fines, sanctions or legal enforcement, any of which could have a material adverse effect on our business, financial condition and results of operations.

As financial institutions, our subsidiaries must comply with significant anti-money laundering and counter-terrorist financing laws and regulations, as well as applicable international standards and recommendations such as those provided by the Financial Action Task Force (FATF) and local directives. In line with these requirements, our group has developed a comprehensive risk-based approach strategy to implement an Anti-Money Laundering (AML) and Counter-Terrorism Financing (CTF) Program that seeks to prevent third parties from channeling illicit funds through Credicorp. At Credicorp, our financial institutions have continued to face many AML/CTF risks such as fines, commercial sanctions or legal enforcement.

In Peru, the SBS published the Anti-Money Laundering and Anti-Financing of Terrorism (AML/AFT) Risk Management Regulation in 2015 (SBS Resolution No. 2660-2015 and subsequent amendments), which includes provisions that extend the duties and functions of the Compliance Officer, clarify the obligation of companies to carry out customer classification under strict terms, establish enhanced due diligence for high risk customers and set out the guidelines for transferring funds, as well as many other specific requirements for daily transactions. These guidelines have introduced significant operational challenges, including increased exposure to compliance risks and the necessity for ongoing investment in advanced technology to ensure adherence to the stringent requirements of the regulation.

Environmental, Social and Governance Risks

Natural disasters in Peru and in the countries where we operate could disrupt our businesses and affect our results of operations and financial condition.

In Peru, we are exposed to risks of natural disasters that in some cases may be exacerbated by climate change, such as floods, mudslides and droughts. We are also exposed to disasters unrelated to climate change, such as earthquakes. Earthquakes in Peru are common occurrences as the country is located in a seismic zone: the interface between the Nazca and South American tectonic plates. Peru has been adversely affected by earthquakes in the past, including a 7.9 magnitude earthquake that struck the central coast of Peru in 2007. The country is also vulnerable to the El Niño Phenomenon (“El Niño”), an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean and provokes heavy rains off the coast of Peru that may result in floods and mudslides in the north and central Andean regions. Due to its very strong intensity, the 1997- 1998 El Niño destroyed crops and infrastructure equivalent to 2.2% of Peru’s GDP. In early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity; caused widespread damage to infrastructure; displaced many people; and resulted in a deceleration of growth from 4.0% in 2016 to 2.5% in 2017. According to Peru’s fiscal council—an autonomous entity created with the aim of contributing to the analysis and, technical and independent discussion of fiscal policy—El Niño caused US$6.2 billion in damage (equivalent to 2.9% of Peru’s GDP) in affected regions in the first half of 2017 through damage to bridges, roadways, housing and educational services, among others.

During 2023, heavy rains intensified in many areas on Peru’s North Coast due to unusually warm temperatures in the Pacific Ocean in the wake of Cyclone Yaku, which caused river overflow risk, mudslides, floods and lack of food and water in some towns. This weather phenomenon heavily affected anchovy capture, the agricultural and primary manufacturing sectors and the textile production for the domestic market.

However, during 2024 the impacts due to the El Niño Phenomenon were low and did not impact those sectors mentioned earlier. We cannot assure that another destructive “El Niño” will not occur in the future and negatively affect Peru’s GDP as well as the financial situation of some of Credicorp’s clients and the quality of our loan portfolio. In fact, we expect that “El Niño” will continue to affect our country from time to time.

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

Credicorp Ltd. (New York Stock Exchange (NYSE) and Lima Stock Exchange (Bolsa de Valores de Lima or BVL by its Spanish initials) trading code: BAP) is a tax-exempted company that was formed in Bermuda on August 17, 1995, pursuant to the Bermuda Companies Act 1981 in order to act as a holding company for, and to coordinate the policy and administration of our subsidiaries, which include BCP Stand-alone, BCP Bolivia, Mibanco, Mibanco Colombia, Grupo Pacífico, Prima AFP, Credicorp Capital and ASB Bank Corp. We currently hold, directly and indirectly, 97.74% of BCP, 100.00% of BCP Bolivia, 99.92% of Mibanco, 99.97% of Mibanco Colombia, 98.86% of Grupo Pacífico, 100.00% of Prima AFP, 100.00% of Credicorp Capital and 100.00% of ASHC (as well as 100.00% of ASB Bank Corp. through ASHC). See “ITEM 4. INFORMATION ON THE COMPANY – 4.C Organizational Structure”. In Bermuda, where it remains domiciled, Credicorp operates under the Bermuda Companies Act 1981 (as to date amended).

Our principal activity is to coordinate and manage the business plans of our subsidiaries to develop our Universal Banking, Microfinance, Insurance and Pension, and Investment Management and Advisory businesses at Perú, Colombia, Chile, Bolivia, Panama and the United States. Though we primarily focus on the aforementioned countries, we also make limited investments in other countries in the same region. Many of these investments are conducted through Grupo Credito S.A., a subsidiary 99.99% owned by Credicorp, whose purpose is to engage in different types of commercial activities, investments in securities, buying and selling of stocks and securities, and business in general. Our registered address in Bermuda is at Clarendon House, 2 Church Street, Bermuda, the address of our website is https://www.grupocredicorp.com/ (the website, and the information on such website, are not incorporated in this Form 20-F). The management and administrative office (which is the same as the principal place of business) of our principal subsidiary, Banco de Credito del Peru, is located at Calle Centenario 156, La Molina 15026, Lima, Peru, and its phone number is +51-1-313-2000.

The SEC maintains a website that contains reports of the issuers that file electronically with the SEC. Our electronic filings with the SEC are available to the public from the SEC’s website at http://www.sec.gov. (Trading Code – BAP).

As of December 31, 2022 and December 31, 2023, our total assets were S/235.4 billion and S/238.8 billion, respectively, while net equity attributable to Credicorp’s equity holders was S/32.5 billion and S/29.0 billion. As of December 31, 2024, our total assets were S/256.1 billion and equity attributable to Credicorp’s equity holders was S/34.3 billion. Net profit attributable to Credicorp’s equity holders in 2022, 2023 and 2024 was S/4,647.8 million, S/4,865.5 million and S/5,501.3 million, respectively. See “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

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

On May 7, 2018, Credicorp Ltd. sold to its subsidiary Grupo Crédito S.A. 220,113,636 shares of BCP Stand-alone owned by Credicorp Ltd., which represented 2.77% of BCP Stand-alone’s share capital. The amount paid per share was S/6.61. Following this sale, Credicorp, in conjunction with its subsidiary Grupo Credito, continued to own 97.74% of the shares of BCP Stand-alone.

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

Insurance and Pensions

In 2015, Grupo Pacífico signed an agreement with Banmedica to participate as equal partners in the health insurance and medical services business. Grupo Pacífico transferred the majority control of the Pacífico Seguros corporate health insurance business and medical services to Banmedica. Consequently, the Pacífico Seguros corporate health insurance business and medical services are no longer consolidated with Grupo Pacífico for accounting purposes and are reported as an investment in associates. In 2018, UnitedHealth Group, one of the world's largest healthcare companies, acquired Banmedica, becoming Pacífico’s new partner in Peru.

Investment Management and Advisory

During 2012, Credicorp initiated the creation of a regional investment banking platform. During the same year, the firm acquired a 51.0% stake in Correval S.A. Comisionista de Bolsa in Colombia and 60.6% of IM Trust & Co. Holding S.A. in Chile. In 2013, Credicorp Capital Peru was created and included Credicorp Capital Bolsa, Credicorp Capital Titulizadora, Credicorp Capital Fondos and BCP Stand-alone’s investment banking activities. On September 30, 2016, Credicorp Capital Peru concluded the acquisition of the remaining stake in Correval S.A. Comisionista de Bolsa in Colombia and IM Trust S.A. Corredores de Bolsa in Chile. As a result of these acquisitions, Credicorp Capital became the owner of 100% of both companies. During these years Credicorp wanted to consolidate the brand name of Credicorp Capital on the whole region, so the group decided to name Correval S.A. Comisionista de Bolsa in Colombia as Credicorp Capital Colombia and IM Trust S.A. Corredores de Bolsa in Chile as Credicorp Capital Chile.

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

In December 2024, Credicorp Capital SAF notified its clients that it has offered to purchase 100% of the value of investments in the Credicorp Capital Factoring Dólares FMIV and Credicorp Capital Factoring Soles FMIV funds. These funds, which had exposure to assets managed by Sartor Administradora General de Fondos S.A. (“Sartor”) in Chile, a third-party fund manager, were impacted by recent regulatory actions and alleged misconduct at Sartor and on December 20, 2024, the Chilean Financial Market Commission revoked Sartor’s authorization to operate and ordered the liquidation of all funds under Sartor’s management. To facilitate the purchase process, Credicorp Capital SAF will execute participation transfer agreements through its affiliate Atlantic Security Holding Corporation (ASHC).

Corporate Venture Capital – Krealo

Krealo, Credicorp’s initiative that evolved from an open innovation arm to a Corporate Venture Capital, identifies and invests in opportunities that complement Credicorp's business lines. Krealo operates primarily through its ventures, including Tenpo, Tyba, Culqi, among others.

In January 2019, Grupo Crédito S.A. incorporated Tenpo S.P.A. (formerly Krealo S.P.A.) in Chile with the purpose of constituting investments in companies, real estate and movable capital. Tenpo S.P.A. acquired 100% of Tenpo Technologies S.P.A., a company dedicated to the commercialization of services, digital products, information technology and telecommunications, and 100% of Tenpo Prepago S.A. (formerly Multicaja Prepago S.A.), a company dedicated to the issuance and operation of prepaid cards. Tenpo S.P.A. has evolved into Credicorp’s digital wallet in Chile and is in the process of becoming a digital bank. For further information about this process, see “ITEM 4. INFORMATION ON THE COMPANY - 4. A History and development of the Company - Subsequent Events” section.

In January 2019, Grupo Crédito S.A. acquired 91.36% of Compañia Incubadora de Soluciones Moviles S.A. (Culqi). Currently, Grupo Crédito S.A. directly and indirectly owns 100% of Culqi. Culqi was created in December 2013 and is mainly engaged in the development and operation of an online payment technology platform for digital businesses, which is primarily managed by Krealo.

In March 2019, Credicorp Capital Negocios Digitales S.A.S. (Tyba) was chartered in Colombia to engage in information system development; computer consulting; and administration of information installations. Credicorp Holding Colombia S.A.S. holds 100% of the shares of this entity. Tyba has evolved into Credicorp’s digital investment platform with presence in Colombia, Chile, and Peru, which is primarily managed by Krealo.

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

Krealo Management S.A. was incorporated in September 2022 with the purpose of being a Peruvian holding company. Krealo Management S.A. currently owns 99.99% of Wally POS S.A.C., 99.99% of Sami Shop S.A.C. and 60.71% of Monokera S.A.S.

In November 2022, Krealo Ltd. was created in Bermuda as a wholly owned subsidiary of Credicorp. Krealo Ltd.’s purpose is to be a holding company, which encompasses the disruptive initiatives that complement Credicorp’s lines of businesses.

In December 2022, Krealo Management S.A. acquired a 60.71% stake in Monokera S.A.S, a company that offers e-commerce platforms for selling insurance products through a commission-based business model.

Monokera Agencia LTDA., a subsidiary 100% owned by Monokera S.A.S., was created in March 2023. Its objective is to offer insurance and promote insurance contracts and renewals. It allows us to develop the commission-based business model that Monokera SAS has implemented.

Subsequent Events

Grupo Pacífico

On November 1, 2024, Credicorp reached an agreement with Empremedica SA, a wholly owned subsidiary of Empresas Banmédica (hereinafter "Banmédica"), to acquire the remaining 50% percent stake in Pacifico S.A. Health Service Provider (“Pacífico EPS”) and consolidate 100% of the private health insurance business in Peru as per the termination of the joint venture agreement made in December 2014 between Pacifico Compañía de Seguros y Reaseguros S.A. (“Pacifico Seguros") and Banmédica (the Agreement). The execution of the Agreement was subject to regulatory approvals and other standard closing conditions.

 As of March 13, 2025, following the execution of the Agreement, Pacifico Seguros consolidated 100% of the private health insurance business in Peru after the termination of the joint venture agreement made in December 2014. Additionally, Grupo Crédito completed the acquisition of the remaining 50% percent stake in Pacífico EPS for S/950.9 million. Through this transaction, Grupo Crédito has acquired 24,627,219 shares representing the share capital of Pacífico EPS, which manages health services for employees and medical services in Peru. Furthermore, the Company also paid S/180.0 million to Banmédica for the termination of the joint venture agreement.

Krealo

In January 2024, Credicorp submitted an application for a banking license in Chile with the objective of escalating its digital wallet, Tenpo SPA, and creating the country's first fully digital bank, becoming Credicorp's first step into Chilean retail banking through its product offering. The licensing process in Chile requires three regulatory approvals. As of March 2025, Tenpo Bank Chile, a subsidiary of Tenpo SPA, has successfully obtained two of the three necessary approvals, with only the operational approval pending.

Credicorp Ltd.

In December 2024, Fernando Madureira was appointed as Corporate Chief Information Security Officer (CISO) of Credicorp, a newly created position that will oversee the implementation of the cybersecurity strategy at the corporate level. Mr. Madureira reports to Credicorp’s Chief Risk Officer. The appointment became effective in January 2025.

In February 2025, the Board of Directors approved Credicorp’s 2025-2030 Sustainability Strategy.

On April 24, 2025, the Board of Directors of Credicorp Ltd. declared a cash dividend of S/40.00 per share for a total of S/3,775,292,680.00 in line with the Company’s Bye-Laws. The cash dividend will be paid out on June 13, 2025, without withholding tax at source, to shareholders of record on May 19, 2025.
BCP Stand-alone

In March 2025, Jorge Giraldo was appointed as Chief Information Security Officer (CISO) for BCP. Mr. Giraldo will report to BCP’s Head of Non-Financial Risk and to Credicorp's Corporate CISO. The appointment will become effective in May 2025.

4. B	Business Overview

(1) Credicorp Overview

Credicorp is the financial services holding company with the longest continuous operations in Peru with over 135 years of experience in the financial sector. We are organized into four LoBs: (1) Universal Banking, (2) Insurance and Pensions, which mainly serves the overall Peruvian market, (3) Microfinance, and (4) Investment Management and Advisory, which has a strong presence in Latin America; and its Corporate Venture Capital, Krealo.

Throughout its history, Credicorp has worked to leverage its franchises and has evolved towards a focus on customer-centricity, innovation, and growth, and has consolidated into a group with more than 38,000 employees and operations mainly in six countries: Peru, Bolivia, Colombia, Chile, Panama and the USA. We have a purpose, vision and values oriented towards the goal of creating value for our stakeholders and the societies of countries where we operate.

Our Purpose

Contribute to improving lives by driving the changes that our countries need.

Our Vision

We are a leading team that generates the right impact on society, inspired to deliver innovative financial solutions that improve people’s lives.

Cultural Principles

•	Together, we impact more
•	We dream big
•	We innovate to grow
•	We surprise our clients
•	We always act with integrity

Our North Stars

Our core principles, or North Stars, serve as the foundation of our long-term strategy. These principles are the primary drivers behind our ability to achieve strong performance independent of GDP growth.

•	Efficiency
•	Customer Experience
•	Growth

To deploy our strategy and further generate value, we bolster our parenting advantage and leverage synergies across businesses. For this we are prioritizing the following initiatives:

•	Robust processes and control: we have used our parenting advantage in key processes, where we use our consolidated view to identify efficiencies on capital usage and to strengthen risk management.
•	Attracting and retaining top-notch talent: this entails talent development and the attraction of IT and digital profiles.
•	Adoption of best-in-class digital capabilities: examples of these corporate-level capabilities include Data and Analytics and an agile operating and incorporating AI tools.

Make Credicorp the Best Place for the Best Talent

To ensure success in Credicorp's objectives, our strategy focuses on fostering teams with a growth and innovation mindset, reaching their maximum potential by connecting their purpose with that of the organization. We strive to offer the best value proposition to our current and future employees, building and strengthening the key capabilities necessary to achieve our goals and adapt to changes in the environment. We drive productivity, efficiency, and high performance, promoting youth employment in the region and developing capabilities that anticipate business needs and accelerate the changes our countries need.

Acknowledging that this is a competitive environment for talent, we have implemented management strategies focused on attracting, developing, and retaining employees with critical competencies. These strategies include personalized value propositions, processes that ensure succession and business continuity, and new hiring methods that allow us to capture global talent.

Artificial Intelligence Program

At Credicorp, we have developed a playbook that centralizes all AI initiatives at the corporate level, through which we consolidate an inventory of the group's initiatives, promoting the standardization and reuse of technology, as well as the efficiency and deployment of guidelines and tools for the design and implementation of AI solutions.

In 2024, we launched a Generative Artificial Intelligence program with the aim of leveraging this technology to bring significant improvements to the productivity of our employees and processes, as well as to the experience of our customers.

The use cases we are addressing to increase the productivity of our employees and processes are copilots for employees to help them with specific tasks such as database searches, image analysis, and report generation. For example, through GitHub Copilot, our more than 1,500 developers at BCP, BCP Bolivia, Pacifico and Credicorp Capital have improved their productivity. Likewise, other use cases focus on directly impacting the customer experience through customer service related to general inquiries from clients via voicebots and chatbots that use Generative AI. Additionally, we personalize the customer experience by generating images and texts according to the segment to which the customer belongs, to improve the communication of commercial offers. On the other hand, in the BCP Contact Center, the incorporation of cognitive AI has allowed us to increase the percentage of automated calls to 40% related to general inquiries from clients, reducing service times and improving the customer experience.

At Credicorp, we recognize the risks associated with implementing Generative AI solutions and the impact it could have on our operations. Therefore, we have implemented a robust framework based on international standards and practices, such as the NIST AI Risk Management Framework, the ISO 23894 standard for AI risk management, and various international regulations. For further detail, see “ITEM 16K. CYBERSECURITY”. Additionally, we have an internal policy on Responsible use of Artificial intelligence.

Sustainability Strategy

Sustainability Governance

Credicorp's sustainability governance is a key aspect of its corporate governance, ensuring that sustainability is integrated into business management and strategy at the highest levels. It allows visibility of sustainability initiatives and goals throughout the organization and encourages synergies between subsidiaries. The corporate sustainability structure ensures oversight of the entire program, and is replicated in all main subsidiaries, with adjustments depending on the nature of each company.

In 2024, we created a Chief Strategy Officer position, to whom the Sustainability Office now reports, highlighting the integration of sustainability with the Group’s strategy. The governance structure evolved to support this integration, with sustainability added to the Management Committee's agenda and the Sustainability Steering Committee becoming an advisory body of subsidiary sustainability leaders instead of CEOs. This approach ensures coordination between corporate and subsidiary teams and accountability for sustainability results.

Sustainability Governance Structure

For further information about the Sustainability Committee, please see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.C Board Practices”.

Our sustainability strategy stems from our purpose of contributing to improving lives by driving the changes our countries need. Sustainability is a core value in Credicorp’s business strategy. This fact, alongside a strong sustainability governance, ensures the integration of the sustainability vision across the organization.

As a result of the work done in 2024, we present our achievements on the Social, Environmental and Governance fronts.

Social:

Credicorp's social strategy is deeply rooted in promoting comprehensive inclusion and financial education. We highlight the Yape digital wallet, which has become a significant tool for financial inclusion in Peru, reaching 14 million users. This initiative has financially included 5.7 million people since 2020, with a notable focus on women, who make up 50% of these new users. Yape now has a significant number of users in Bolivia, with over 1.2 million active users.

Mibanco, our microfinance arm, had over 58 thousand customers financially included in 2024, with 62% of them being women. They also published a detailed analysis of Peru's informal economy, highlighting the challenges faced by informal micro-businesses in accessing credit and growing their enterprises. Pacífico Seguros, our insurance subsidiary, provided inclusive insurance to 2.4 million people and launched the first Resilience Index to increase risk awareness and foster a prevention culture across the country. This index aims to uncover challenges related to natural, material, and health risks, emphasizing the need for collaboration between government, the private sector, and civil society.

Furthermore, Credicorp's financial education programs reached millions of people through subsidiary-level initiatives, highlighting the efforts of initiatives to improve the financial behavior of BCP clients, which reached 345,000 clients.

In 2024, BCP signed agreements to invest S/542 million in school infrastructure through Peru’s tax agreement program “Obras por impuestos”.

Overall, Credicorp's social strategy reflects our commitment to driving economic and social development in Peru and the Latin American region.

Environmental:

On the environmental front, we focused on deepening the scope of our environmental strategy, which we began implementing in 2023. We published our first Task Force on Climate-Related Financial Disclosures (TCFD) report in December 2023. Our corporate environmental strategy is intended to deliver on our ambition to be local leaders in supporting the transition to an environmentally sustainable economy.

Through BCP, we disbursed over US$1.5 billion in sustainable loans during 2024. We also made significant progress in measuring the carbon footprint of prioritized credit and investment portfolios, generating more information and knowledge for the responsible management of our indirect impact.

On the risk management front, we deepened our approach to sustainability from both environmental and social perspectives. Finally, in our sustainability report we show the progress regarding our direct carbon footprint and its reduction, in accordance with our climate commitment.

Acknowledging the necessity to improve the estimation of portfolio GHG emissions in the financial sector, we conducted a study with a local university for the development of domestic emission factors for economic activities in Peru, under the Partnership on Carbon Accounting Financials (PCAF) methodology.

Governance

We have in place a robust corporate governance structure overseen by a diverse board composed primarily of independent members. We seek to continuously improve our corporate governance framework to align with international best practice and standards.

Following an external evaluation conducted in 2023, an action plan to implement its recommendations was agreed upon to be monitored by the Sustainability Committee. It included preparing a guide for continuous improvement of the board’s dynamics. During 2024, we updated the corporate governance policies and the board and committee regulations consistent with the recommendations of the external review.

Credicorp’s Innovation Strategy

Our digital strategy is a fundamental element needed to execute our purpose, follow our values, and advance towards the future guided by our north star values. With an overarching group strategy, we enhance our digital and transformation processes to capture opportunities efficiently, expand our total addressable market and strengthen our operational drivers.

Our journey began in 2015, when BCP Stand-alone decided to focus on customer satisfaction while pursuing greater efficiency. Soon after, Grupo Pacífico, Mibanco, Prima AFP and Credicorp Capital followed the same path. Each of our LoBs has created an innovation lab, which is a crucial for our LoBs’ cultural and digital transformation.

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

 The Innovation Committee, which is the system’s central body, is composed by Credicorp’s CEO, CSO, CINO, CFO and Krealo’s CEO. This committee works closely with, and makes recommendations to, the Board of Directors, which holds the power over material decisions involving innovation, and over key venture graduations (e.g., spin-offs, spin-ins, write-offs, others). The Innovation Committee interacts with other forums through a variety of coordinated approaches. For instance, the Valuation Committee, which defines the methodologies and parameters for the valuation of ventures, is chaired by the CFO. We also have an Innovation Table, chaired by the CINO, which serves as an open discussion and coordination space for the IUs’ leaders. The following picture summarizes the main participants in our innovation system:

The IUs perform different roles depending on their various capabilities and on the LoBs’ needs. Some of the parties that hold these roles include: (i) innovation labs, which focus on inside-out innovation and operate mainly from ideation to the product-market-fit stage; (ii) Krealo, our corporate venture capital arm, which brings outside-in innovation, primarily through the acquisition of or minority investments in ventures with some proven market fit; (iii) a growth accelerator unit that scales ideas with potential after product market fit has been established; and (iv) some specific ventures that are key to our strategy, which we call “speedboats”. These speedboats sit close to our LoBs in order to take advantage of digital and data assets. At the same time, they hold sufficient governance independence, which allows them to take decisions faster and track performance accordingly with the nature and risk of the innovation under development. For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and development of the Company – Corporate Venture Capital – Krealo”.

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

To achieve our innovation ambition, we set financial limits that track our investment in the disruptive portfolio (including the impact to Credicorp’s ROE and Cost to Income). These limits ensure that our profitability and financial health remain in line with our corporate goals. They also allow us to allocate funds to the horizons and innovation stages appropriately. The Innovation Committee provides the priorities for capital allocation, but the LoBs commit the specific funds, in accordance with our entrepreneurial and decentralized innovation system.

Finally, for performance management, we have a set of metrics that help us monitor disruptive portfolio performance and make timely decisions. These metrics assess four portfolio dimensions: (i) fund activity, which measures the size and efficiency with which we use resources (time and money) and kill initiatives with little potential; (ii) strategic performance, which reflects, for instance, diversification, incremental revenues and clients,  and how we extend our footprint across our domains and horizons; (iii) financial performance, which measures the actual and expected cost and return of our portfolio; and (iv) portfolio confidence, which captures the risk of our portfolio based on the completion of objectives and key results (OKRs) by innovation stage, which in turn help us fund only those initiatives with the greatest potential.

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

Krealo’s purpose is to identify, screen, and invest in opportunities by building and/or acquiring new features. Credicorp and Krealo currently holds controlling stakes in the following companies: Tenpo (Chile), Tyba (Colombia, Peru and Chile), Culqi (Peru), Monokera (Colombia and Peru), Sami Shop (Peru) and Wally (Peru). Additionally, Credicorp and Krealo holds minority stakes in the other ventures with presence in Colombia, Mexico, Chile, and Peru.

Krealo seeks to create both financial and strategic value for (i) Credicorp and (ii) the ventures:

(i)	Regarding Credicorp, Krealo creates strategic value by:
a.
Boosting Credicorp’s current businesses: As an example, Tyba, through its 100% digital onboarding, allows its users to invest in funds in amounts less than US$25, therefore expanding the total addressable market in the Investment Management and Advisory business of Credicorp.

b.
Creating new businesses for Credicorp: Tenpo, our Digital Wallet in Chile, has become Credicorp's first step into Chilean retail banking through its product offering. Likewise, it is important to mention that in January 2024, Credicorp submitted an application for a banking license in Chile with the objective of transforming Tenpo into a digital bank. For further information see “ITEM 4. INFORMATION ON THE COMPANY - 4. A History and development of the Company - Subsequent Events” section.

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

Krealo is committed to its role in the Andean Venture Capital ecosystem, investing in fintech and startups with a focus on financial services.

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

Risk Rating

In November 2024, Fitch Ratings affirmed Credicorp Ltd.’s risk ratings at ‘BBB’ and revised its outlook to stable. In April 2024, S&P Global Ratings downgraded the respective credit ratings of Credicorp Ltd., BCP Stand-alone and Mibanco to ‘BBB-’, and revised their outlooks from negative to stable, after they made the same changes to the Peru’s long-term sovereign foreign currency rating.

Credicorp’s LoBs’ Contributions

According to IFRS, an operating segment is a component of an entity for which financial information is available and is evaluated periodically by the Chief Operating Decision Maker (CODM), who makes decisions about resources allocated for the segment and assesses its performance.

The following tables provide certain financial information about our LoBs as of and for the years ended December 31, 2024, 2023 and 2022:

	As of and for the year ended December 31, 2024
	External income (1)		Net interest, similar income and expenses		Non-interest income, net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	19,176	69.8	10,815	76.6	4,831	63.5	194,921	76.1
BCP Bolivia	924	3.4	353	2.5	254	3.3	12,996	5.1
Insurance and Pension funds
Grupo Pacífico	1,769	6.4	299	2.1	935	12.3	17,777	6.9
Prima AFP	385	1.4	2	-	379	5.0	658	0.3
Microfinance
Mibanco	3,195	11.6	2,243	15.9	125	1.6	16,979	6.6
Mibanco Colombia	574	2.1	326	2.3	60	0.8	2,323	0.9
Investment Management and Advisory	1,317	4.8	36	0.3	945	12.4	8,466	3.3
Other segments	388	1.4	41	0.3	174	2.4	6,341	2.5
Eliminations	(256)	(0.9)	-	-	(100)	(1.3)	(4,372)	(1.7)
Total consolidated	27,472	100.0	14,115	100.0	7,603	100.0	256,089	100.0
(1)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(2)	Corresponds to non-interest income (include income and expenses for commissions) and result of the insurance and reinsurance service.

	As of and for the year ended December 31, 2023
	External income (1)		Net interest, similar income and expenses		Non-interest income, net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	17,802	69.4	9,818	75.9	4,315	62.8	178,053	74.6
BCP Bolivia	820	3.2	332	2.6	110	1.6	12,631	5.3
Insurance and Pension funds
Grupo Pacífico	1,730	6.7	285	2.2	952	13.9	16,586	6.9
Prima AFP	386	1.5	4	-	379	5.5	741	0.3
Microfinance
Mibanco	3,236	12.6	2,165	16.7	155	2.3	16,931	7.1
Mibanco Colombia	489	1.9	255	2.0	45	0.7	2,164	0.9
Investment Management and Advisory	1,210	4.7	82	0.6	809	11.8	10,104	4.2
Other segments	278	1.1	(3)	-	216	3.1	4,947	2.1
Eliminations	(286)	(1.1)	-	-	(114)	(1.7)	(3,317)	(1.4)
Total consolidated	25,665	100.0	12,938	100.0	6,867	100.0	238,840	100.0
(1)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(2)	Corresponds to non-interest income (include income and expenses for commissions) and result of the insurance and reinsurance service.

	As of and for the year ended December 31, 2022
	External income (1)		Net interest, similar income and expenses		Non-interest income, net (2)		Total assets
	(Soles in millions, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	13,510	64.6	7,828	70.6	3,139	53.1	177,907	75.6
BCP Bolivia	865	4.1	325	2.9	167	2.8	12,698	5.4
Insurance and Pension funds
Grupo Pacífico	1,689	8.1	301	2.7	758	12.8	14,565	6.2
Prima AFP	354	1.7	-	-	354	6.0	735	0.3
Microfinance
Mibanco	2,750	13.1	2,139	19.3	31	0.5	17,226	7.3
Mibanco Colombia	375	1.8	236	2.1	45	0.8	1,530	0.7
Investment Management and Advisory	923	4.4	98	0.9	666	11.3	14,051	6.0
Other segments	453	2.2	165	1.5	748	12.7	3,476	1.5
Eliminations	-	-	-	-	-	-	(6,774)	(2.9)
Total consolidated	20,919	100.0	11,092	100.0	5,908	100.0	235,414	100.0
(1)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(2)	Corresponds to non-interest income (include income and expenses for commissions) and result of the insurance and reinsurance service.

The following table sets forth the contribution to the consolidated net profit attributable to our equity holders by each of LoBs and main subsidiaries:

	2022		2023		2024
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	4,161	89.5	4,281	88.0	4,889	88.9
BCP Bolivia	68	1.5	83	1.7	94	1.7
Insurance and Pension
Grupo Pacífico	461	9.9	801	16.5	761	13.8
Prima AFP	110	2.4	150	3.1	133	2.4
Microfinance
Mibanco	415	8.9	199	4.1	302	5.5
Mibanco Colombia	11	0.2	(64)	(1.3)	(7)	(0.1)
Investment Management and Advisory (1)	107	2.3	173	3.6	195	3.5
Other segments and eliminations (2)	(686)	(14.7)	(758)	(15.6)	(866)	(15.7)
Total	4,647	100.0	4,865	100.0	5,501	100.0
(1)	Investment Management and Advisory mainly includes Credicorp Capital Ltd and subsidiaries and ASB Bank Corp.
(2)	Includes Grupo Crédito S.A.., Inversiones Credicorp Bolivia, BCP, SEAH and others.

The following table shows our LoBs and main subsidiaries’ respective percentage contributions to our total equity attributable to Credicorp’s equity holders:

	2022		2023		2024
	Amount	% Total	Amount	% Total	Amount	% Total
Universal Banking
BCP Stand-alone	20,394	70.4	22,084	68.0	22,884	66.6
BCP Bolivia	860	3.0	889	2.7	1,006	2.9
Insurance and Pension
Grupo Pacífico	2,397	8.3	3,087	9.5	3,331	9.7
Prima AFP	497	1.7	500	1.5	476	1.4
Microfinance
Mibanco	2,781	9.6	2,996	9.2	2,609	7.6
Mibanco Colombia	241	0.8	265	0.8	379	1.1
Investment Management and Advisory (1)	2,477	8.5	1,917	5.9	1,425	4.2
Other segments and eliminations (2)	(643)	(2.2)	722	2.4	2,236	6.5
Total	29,004	100.0	32,460	100.0	34,346	100.0
(1)	Investment Management and Advisory mainly includes Credicorp Capital Ltd and subsidiaries and ASB Bank Corp.
(2)	Includes Grupo Crédito S.A., Inversiones Credicorp Bolivia, SEAH and others.

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

(2) Lines of Business (LoBs)

2.1      Universal Banking

Our Universal Banking LoB, which focuses on lending and transactional business, is organized into (i) retail banking activities, including our Individuals, SME-Business, SME-Pyme (small and micro firm) segments, which are carried out by BCP Stand-alone’s Retail Banking Group (RBG) and Yape; (ii) wholesale banking activities, including our corporate and middle-market banking business segments, which are carried out by BCP Stand-alone’s Wholesale Banking Group (WBG); (iii) treasury activities, including asset and liabilities management (ALM); sales and trading; and foreign exchange and derivatives distribution, which are carried out by BCP Stand-alone’s Treasury function; and (iv) wholesale and retail banking activities in Bolivia, which are carried out by BCP Bolivia.

The majority of our banking business is carried out through BCP Stand-alone, the leading bank in Peru by loans and deposits with close to 29% market share in loans and 32% market share in deposits according to the SBS. We conduct banking activities in Bolivia through BCP Bolivia, a full-service commercial bank.

2.1.1 BCP Stand-alone

(I)	BCP Stand-alone’s Overview

BCP Stand-alone operates mainly in Peru, has one agency in Miami and one branch in Panama. See “ITEM 4. INFORMATION ON THE COMPANY – 4.C Organizational Structure – (1) Credicorp – (i) BCP.” BCP Stand-alone’s operations are supervised and regulated by the SBS, SMV and the BCRP in Peru, by the Office of Financial Regulation of the State of Florida Department of Financial Services and the Fed in the United States, and by the SBP in Panama. As of and for the year ending on December 31, 2024, BCP Stand-alone represented 76.1% of our total assets, and 66.6% of our equity attributable to Credicorp’s equity holders.

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

We believe our values are key elements to fulfilling our purpose and shaping our culture. We call it our “WOW Culture” because it helps us to provide the best Customer Experience with a team committed to achieving our customers’ goals and dreams. Our values guide our stakeholders to work towards our purpose and reflect the role we want in Peruvian society. Our values are:

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

We work to develop key internal capabilities, known as our enablers, that will help us to stay on course towards our ambitions. Our enablers are:

•	IT: We seek to add value to the market by increasing the amount, quality and speed in our tech releases.
•
Data and Analytics: We support our strategy by three fundamental pillars, democratize the use of data in all business areas, enhance our decisions with new sources of information, and build a robust ecosystem that protects our clients' information.

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

As of the December 2024, 100% of our customer-facing apps/websites are cloud-based and we have developed 700 reusable APIs. The results have been impressive across all 3 target dimensions: compared to 2020, we have 80% fewer service (compared to 2019) incidents with 99.5% uptime, we released 9x the number of features (compared to 2019), development time has been reduced by 70% (compared to 2021) and we have reduced the unit transaction cost by 80% (compared to 2019).

Data and Analytics

During 2024, we captured value through advanced analytics projects for S/175 million in profit before income tax, an increase of 25% compared to the previous year. For example, balance optimization initiatives contributed S/59.9 million, while commercial intelligence models for individuals generated S/21.8 million. Regarding data enablement, we strengthened our methodologies to calculate the value contributed by data initiatives, managing to generate approximately S/.40 million in value (marginal revenue increases or cost savings). Finally, we managed to migrate our data ecosystem to the cloud, which gives us flexibility, scalability, and security to face current challenges.

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

Where we stand today…

BCP Stand-alone has undergone a considerable transformation over the last six years. In our perspective, our strategy has resulted in a larger and more digital, efficient, transactional and sustainable bank in the long run. We have made significant strides in solidifying our strategy; this has resulted in an improvement of 9 bps in the NPS of our Consumer segment in 2024 and progress in maintaining our efficiency ratio.

In general, our transformation results are leading us towards a more digitized, loyal, and profitable customer profile – with more products, more use of digital channels and resulting in us being more profitable. Over the past six years, we have made progress several areas in (i) our capacity for growth, (ii) our successful digital strategy, (iii) the growing customers’ preference for our digital services and (iv) customer’s trust. This allows us to understand and manage the evolution of our two north stars (experience and efficiency).

Our Strategy execution is not only resulting in a better experience and more efficient value proposition for our customers. Sustainability is a key pillar of our strategic approach, focused on generating a positive impact in society aligned with our purpose and our business. Since 2020, we have financially included 5.7 million people, educated over 1.7 million individuals, trained over 359,000 microbusiness owners via “Contigo Emprendedor” (with the help of 3,742 employee volunteers), among other achievements.

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

As of December 31, 2024, Retail Banking-related loans represented 53% of BCP Stand-alone’s total loans, while retail banking-related deposits represented 65% of BCP Stand-alone’s total deposits.

The following table shows the client segmentation for RBG. This segmentation was a result of an analysis that addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation

Business	Segment	Group	Client Income/Sales/Total debt
Retail Banking Group (RBG)	Individuals	Enalta	Individual monthly net income at least S/20,000; or more than US$200,000 in asset under management (not including severance indemnity deposits) in each month for the previous 6 months
		Affluent	Individual monthly net income from S/5,000 to S/20,000 in each month for the previous 6 months
		Consumer	Focus on medium- and low-income individuals (less than S/5,000 of individual monthly income)
	SME	Business	Annual sales from S/5.6 million to S/35 million; or total debt from S/1.2 million to S/10 million
		Pyme	Annual sales up to S/5.6 million; or total debt up to S/1.2 million

Individuals’ business segments within RBG are:

Enalta

Enalta services include investment advisory, securities-based lending, financial planning, and day-to-day banking services such as loans and cash accounts. In addition to regular branches, Enalta clients have access to nine exclusive branches; seven of them are in Lima, one is in Arequipa, and in 2024, the ninth branch was opened in Trujillo. These spaces enable customers to make financial transactions in a secure, private space, as well as experience personalized advice of investment, insurance and loan experts who offer exclusive, invitation-only products. Enalta services are available not only to the client itself but also to their household, allowing for additional financial relationships. We believe Enalta offers highly personalized services and experiences and a wide range of products and, therefore, a strong value proposition. The Enalta segment has close to 56,300 clients.

Affluent

Customers in RBG’s Affluent segment receive a differentiated value proposition based on dedicated remote customer service, including specialized account managers, an exclusive call center number, and investment advisory for mutual funds. They also receive preferential services from tellers at branches and unique products, such as credit cards with exclusive benefits and preferential interest rates on loans. Almost all of these clients are serviced through specialized remote account managers responsible for improving per-client profitability and achieving long-term relationships through personalized service, cross-selling, and share-of-wallet strategies. The Affluent segment has approximately 323,300 clients, who are served by 335 relationship managers.

Consumer Banking

Our Consumer Banking segment is in charge of developing strategies for the retail customers who are not included in affluent banking or small business banking. Its customer base consists of approximately 12.3 million (only considers clients with at least one product) medium-to-low-income individuals. Consumer Banking focuses on customers who receive their payroll through BCP Stand-alone (which represents around 1.4 million clients). Its strategies vary from basic acquisition of new accounts for wage-earners with special terms regarding fees and interest rates, to more sophisticated, aggressive cross-sell and retention programs that may include non-banking benefits (such as access to discounts on non-banking products) and access to payroll advances.

The main products offered to individuals are:

Mortgage

According to the SBS and the Association of Banks of Peru (Asociación de Bancos del Peru or ASBANC by its Spanish initials), as of December 31, 2024, BCP Stand-alone was the largest mortgage lender in Peru, with a market share of 31.8%.

One of the product lines in BCP Stand-alone’s mortgage lending to low-income customer is loans funded by the credit program of the Peruvian Housing Development Bank (Fondo MiVivienda). The Fondo MiVivienda credit program provides government-funded loans with down payment aid for the purchase of properties valued up to S/355,100. This program seeks to cover the deficit in housing for lower-income population segments.

According to the Fondo MiVivienda, during the year 2024, BCP Stand-alone made over 3,183 MiVivienda loans, representing the largest number of MiVivienda loans in the financial system. In addition, as of December 31, 2024, BCP Stand-alone had a MiVivienda market share of 39.4% according to SBS and ASBANC.

Mortgage loans are associated with low losses because of their low LTV, as they are backed by the home equity guarantee. These loans have the added benefit of generating opportunities for cross selling other banking products.

Credit Card & Consumer Loans

BCP Stand-alone’s credit card year-end balances decreased from S/6,029 million in 2023 to S/5,958 million in 2024, representing a decrease of 1.2%. This decline is attributable to enhanced risk portfolio management measures aimed at reducing provisions that have resulted in reduced disbursements.

Average gross payment volume increased 21% from 2023 to 2024. As a consequence, our credit card market share in Peru increased 178 bps from 30.37% in December 31, 2023, to 32.15% in December 31, 2024, according to the SBS and ASBANC.

Our focus in 2024 was on strengthen our cardholder benefits of exclusive experiences and concert ticket pre-sales, in addition to increasing the reach and offer of interest-free installment purchases and launching two new credit cards in our portfolio. We have also encouraged the use of digital channels such as mobile wallets and e-commerce purchases.

In 2024, disbursements of consumer loans increased by 13.2% compared to 2023, driven by an improvement in the risk profile of the portfolio, that was primarily attributed to the new disbursements that focused on clients with better credit profiles, in addition to our enhanced focus on credit debt relief facilities (S/271 million) and macroeconomic recovery. We expanded our offerings of leads by 27% year-over-year.  Consequently, our average disbursements amounted to S/637 million, up from S/562 million in 2023.

However, the year-end balance of consumer loans without collateral balances decreased from S/7,893 million in December 31, 2023, to S/7,535 million in December 31, 2024, representing a 4.5% decline. This reduction was driven primarily by natural attrition of the portfolio, which was only partially offset by increased disbursements in 2024 (following high disbursements in 2022 and decrease in 2023). Notably, digital sales accounted for 50.8% of total unsecured consumer loans sold in 2024 from 66.5% in 2023.

The SME segments within RBG are:

SME-Pyme

The SME-Pyme segment served approximately 2.1 million clients as of December 31, 2024. The SME-Pyme credit portfolio totaled S/18,401 million as of December 31, 2024 (compared to S/18,497 million as of December 31, 2023). Additionally, our SME-Pyme segment had a market share of 20.04% in Peru as of December 2024, according to the SBS. In 2024, we continued to serve our clients while digitizing our processes and systems. Finally, in the third year using NPS as a new customer satisfaction methodology, SME-Pyme showed clear advances. In the portfolio without a relationship manager, there was an improvement of 22 bps year-over-year, and in the portfolio of clients assigned to a relationship manager there was an improvement of 9 bps year-over-year.

SME-Business

The SME-Business segment served approximately 13,765 clients as of December 31, 2024. In 2024, SME-Business experienced an increase in loans and deposits, which increased 3% and 14%, respectively, from December 31, 2023, to December 31, 2024, mainly driven by new Impulso MYPERÚ Program loans which make up for Reactiva Peru Loans cancellations (See “Government Program Loans”). Excluding the effects of the Impulso MYPERÚ and Reactiva Peru Programs, SME-Business’s loans balance decreased by 1% over the same period.

According to the SBS and ASBANC, BCP Stand-alone closed December 2024 with 34.48% in loan market share in Peru, keeping BCP Stand-alone in first place in market share.

Furthermore, according to our internal customer satisfaction survey led by Ipsos Peru, 71% of our SME-Business clients indicated that they were satisfied or highly satisfied with BCP Stand-alone products and services in 2024.

Distribution Channels

Digital channels

•
Mobile Banking: In 2024, more than 811.8 million monetary transactions were channeled through mobile banking at BCP Stand-alone, which represented an increase of 36.5% compared to the number of such transactions in 2023. Also, the number of active customers increased by 1 million compared to last year, reaching 7.5 million.

•
Internet Banking: Transactions through Internet banking at BCP were at a total of 39 million monetary transactions in 2024, which represents an increase of 3.5% compared to the number of monetary transactions registered in 2023.

•
Yape: Yape registered higher growth in monetary transactions than any of our other channels from 2023 to 2024, reporting an expansion of 124.9% in monetary transactions from 3,167.2 million in 2023 to 7,091.3 million in 2024. For additional information about Yape, please see “ – (II.II Yape).”

Self-service channels

•	ATMs: In 2024, BCP Stand-alone’s ATM monetary transactions decreased 0.66% from 2023 levels. BCP Stand-alone increased its ATM pool by 49 from the end of 2023 to close 2024 at 2,473 units.

•
Kioskos BCP: Kioskos BCP are digital self-service platforms at which customers can open savings accounts and/or pick up debit cards. Approximately 7.2 million transactions were conducted through Kioskos BCP in 2024, which represented a 25% increase from 2023.

Physical channels

•
BCP Agentes: BCP Agentes are legally separated points of contact at allied SMEs with which we contract to enable our clients to carry out certain transactions. BCP Agentes continue to constitute a highly effective channel for providing services to our clients given their wide availability in Peru. At the end of 2024, BCP Stand-alone had 10,669 BCP Agentes, maintaining the same number at the end of 2023. BCP Agentes conducted 434.7 million monetary transactions in 2024, which represents a decrease of -4.0% compared to 2023.

•
Branches: At the end of 2024, BCP Stand-alone had 304 branches, which represented a reduction of 4 branches compared to the end of 2023. The reduction is due to the migration of transactions to digital channels, primarily in Lima. In parallel, in 2024, we have focused on accelerating the transformation of the branch network to offer a better experience to our customers, achieving the transformation of more than 60% of our offices (206 offices transformed by the end of 2024).

(II.II)	Yape

In Peru, we offer Yape, an app that can be used to make money transfers and payments through a smartphone. Yape users can send or receive money transfers to bank accounts linked to a cell phone number and/or a unique QR code (peer-to-peer or peer-to-business transactions), make cell phone credit recharges (Mobile Top-Ups), pay for services, request credit and view promotions, among other functions that are useful in their daily lives.

Our vision is to make Yape the go-to app for Peruvians, encompassing payments, purchases, and access to financial products. This aligns with our purpose of simplifying the daily lives of our users, or 'Yaperos.' To achieve this, Yape focuses on three core objectives: (1) becoming the leading payment ecosystem in Peru, competing against cash; (2) offering solutions designed to meet the financial needs of our users; and (3) embedding itself in their everyday routines through a disruptive and diverse offering, from promotions to e-commerce.

Yape serves as Credicorp’s primary tool for advancing financial inclusion in Peru, having included over 5 million users since its launch. To fulfill this mission, we have developed a fully digital enrollment journey, enabling Peruvians from all regions of the country to seamlessly access the array of products and services that Yape offers. In 2023, we further enhanced and streamlined the process to provide our customers with an even simpler and more efficient experience.

As of December 2024, Yape had over 17.3 million users, facilitating an average of +700 million monthly transactions and transferring S/279.4 billion annually. More than 79% of users actively used Yape, completing an average of 51 transactions per month (+44% compared to 2023). By the end of the year, more than 3.6 million small businesses were affiliated with Yape, reflecting its expanding role as a trusted platform for merchants nationwide. Additionally, in 2023, we achieved interoperability with Peru’s largest banks and other financial institutions, enabling seamless transactions between different wallets and financial institutions. These efforts culminated in a 79% NPS by the end of 2024, underscoring strong user satisfaction and loyalty.

Our strategy is built around three core lines of business: Payments, Financials, and E-commerce. These businesses are aligned with our primary objectives of (i) driving financial inclusion, (ii) meeting our users' needs, and (iii) embedding Yape into their everyday lives. This approach has not only solidified Yape’s role as the leading digital platform for financial inclusion but also enabled us to build a sustainable and scalable business, achieving break-even during 2024.

On the Payments front, Yape began its monetization journey in 2021 with mobile top-ups. In 2023, the Bill Payments feature was launched, which totaled 127.1 million transactions in 2024, a 269.6% increase from 2023. These innovations reinforce Yape’s position as the leading payment network in Peru.

Yape’s Microloan service is central to our mission of delivering accessible financial solutions. We initially offered single-installment loans, but in 2023 we expanded our offering to include multi-installment options with higher amounts and slightly longer terms. These enhancements demonstrate our commitment to providing flexible solutions that empower Yape users and drive financial inclusion at scale.

E-commerce represents Yape’s newest business line, aimed at deepening engagement with our users by expanding beyond financial services. Among these offerings, Yape Promos, launched in September 2022, has emerged as a standout feature, creating greater loyalty from users by providing access to exclusive promotions from businesses, such as restaurants, cinemas, and convenience stores. By December 2024, the Gross Merchant Value (GMV) from the E-commerce business reached S/358 million.

To complement this success, we expanded our portfolio with Yape Tienda in June 2023, enabling users to purchase products directly through the app. While Yape Tienda is still in its early stages, it holds significant potential as we continue to refine its offering and expand its reach. Over the last two years, we have introduced additional features, including Gaming (September 2023), Ticketing (January 2024), Gas cylinder sales (January 2024), Bus ticket sales (June 2024), and Delivery convenience (July 2024). Additionally, our platform became a channel for the sale of Mandatory Traffic Accident Insurance (SOAT) in February 2023, further diversifying our offering and positioning Yape as an integral part of our users’ everyday lives.

The combination of Yape's user-friendly interface, the widespread adoption of smartphones, and Credicorp's unwavering commitment to fostering financial inclusion has positioned Yape as the flagship vehicle for advancing financial inclusion in Peru. Yape's growth as a payment ecosystem, supported by the success of its three business lines, has solidified its role as a cornerstone of Credicorp's strategy. Through its innovative offerings, Yape has enabled nearly two-thirds of Peruvians who previously lacked access to traditional banking services to access a variety of financial services digitally. Additionally, financial education campaigns have been conducted during 2024, while the integration of educational tools within the app continues to impact millions of users daily. These efforts reflect Yape's ongoing mission to drive digital transformation and financial inclusion across Peru.

(II.III)	Wholesale Banking Group (WBG)

As of December 31, 2024, wholesale banking loans represented 45.0% of BCP Stand-alone’s total loans, while wholesale banking deposits represented 30.6% of BCP Stand-alone’s total deposits. WBG competes with local and foreign banks in Peru. WBG’s loan balances amounted to S/53,424 million as of December 31, 2024 (a 1.3% increase from December 31, 2023), compared to balances of S/52,728 million as of December 31, 2023 (a 6.1% decrease from December 31, 2022). It also maintained its leadership in the Peruvian Wholesale Banking market with a 37.0% market share in loans, according to the SBS and ASBANC. It has also established longstanding client relationships with major industrial and commercial groups in Peru. The WBG provides its customers with cash management solutions, short- and medium-term loans in local and foreign currencies, foreign trade-related financing, and lease and project financing.

The following table shows the client segmentation of BCP Stand-alone’s WBG segments. This segmentation was a result of an analysis, which addressed multiple factors such as the size and volume of activity for each client, the clients’ affiliation with other companies or groups and their credit ratings.

Client Segmentation
Business	Group	Client Income/Sales/Total debt
WBG (1)	Corporate	Annual sales higher than $100 million
(Approximately S/376 million)
	Middle-Market	Annual sales from $10 million to $100 million (Approximately S/37.6 million to S/376 million)
 (1) Converted into Soles at the exchange rate of S/3.7640 per US Dollar, December 31, 2024, as provided by the SBS.

WBG is divided into the following divisions and support areas:

Corporate and International Division (CID)

The CID served 2,900 clients as of December 31, 2024. The CID provides financing for capital expenditures and investments, sales, international trade, and inventories. It offers medium- and long-term financing, financial leases, and project financing.

The CID’s corporate banking subdivision provides loans and other credit and financial services. This subdivision focuses on serving large companies in Peru, which we consider to be those with annual sales of over US$100 million, corporate governance, audited financial statements, and dominant market positions in their particular brands or product areas. Even if clients do not meet any of these criteria, the CID may provide services to firms under this category if they belong to a large economic group of an important industry to Peru’s economy.

Through the CID, BCP Stand-alone assists its corporate clients with financial services, cash management solutions, and short- and medium-term financing. BCP Stand-alone’s corporate banking loans balance was S/33,476 million as of December 31, 2022; S/31,371 million as of December 31, 2023; and S/31,949 million as of December 31, 2024.

BCP Stand-alone has a leading position in the Peruvian banking system with 37.3% of the market share for corporate banking loans, according to the SBS and ASBANC, despite the intense competition of foreign banks that may offer lower rates to the market since they finance their operations at lower costs from their headquarters jurisdictions.

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

Middle-Market Banking Division (MMD)

The MMD served 7,148 clients as of December 31, 2024. Regarding MMD, we note the following:

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
(iii)
Furthermore, the Institutional Banking Unit, which operates within the MMD, serves 1,245 clients throughout Peru. In Lima, a specialized MMD team serves governmental entities, educational institutions, religious organizations, international bodies, non-governmental organizations, civil associations, and regulated entities, such as microfinance institutions, insurance companies, pension funds, and other private funds. BCP Stand-alone has also deployed specialized MMD teams in the largest provinces in Peru. In the smaller provinces in Peru, MMD is supported by the Retail Banking Division team in attending to our customers' needs.

(iv)
Additionally, we also have BCP Xplore, the first exclusive banking for startups and fintech companies in Peru. It was created in 2023 to serve this segment of clients, offering them specialized advice on their needs, specific products and services and help to scale up through strategic alliances and synergies with companies of the Credicorp Group such as Krealo, Yape, among others. As of December 2024, we have 471 clients in the segment and the loan portfolio was S/207 million soles.

Moreover, in 2024, BCP Xplore was awarded with “Creatividad Empresarial” award by Universidad Peruana de Ciencias Aplicadas for the innovation carried out within the Peruvian banking industry.
(v)
The cash management and transactional services subdivision, which operates within the MMD, develops products and services to support clients’ daily cash management activities, collections payments, and investments, among others.

(vi)
Leasing subdivision, focuses on providing clients with financial leasing products to acquire and renew their assets, expand plants, production lines, among others, without distracting your working capital.

The MMD loan portfolio was S/22,703 million as of December 31, 2022; S/21,357 million as of December 31, 2023; and S/21,475 million as of December 31, 2024. By December 31, 2024, BCP Stand-alone had a market share of 36.8% in the Peruvian middle-market segment, according to the SBS and ASBANC.

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

We believe that our talent, with the support of enablers, has allowed us to develop initiatives to improve the customer experience through more efficient processes and services. In the WBG we aim to address our clients' preferences by improving business profitability, preserving risk quality, and enhancing our digital platforms. Our strategy has been focused on the following points:

•
Collections process enhancement: Due to greater competition in the non-lending business, we have implemented projects focused on digitalizing our clients’ collections journey, providing them with an improved customer experience and maintaining our leadership position in the Peruvian collection market. During 2024, we deployed campaigns to attract new users and worked closely with Yape to enable its application as an additional channel for our Wholesale Banking clients to collect payments from their customers.

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

Profitability Management

We elaborated on the pricing advisory analysis for lending and non-lending products offered to our clients, with the aim to recommend prices based on a 360-degree view of our clients. In addition, we established monthly management Pricing Committees to help sales teams to implement these pricing recommendations, and to monitor revenues resulting from these actions.

Likewise, we generate a continuous analysis of rate optimization and calculation formulas for our different products; seeking to continuously align ourselves with the best practices of the national and international market. We also focused on pricing digitalization to improve customer experience and convenience. Thus, we worked together with Wholesale Tribes to implement a pricing feature on our digital platform for one of our financing products, allowing some of our clients to self-disburse loans at a predefined price, without requiring further manual intervention by relationship managers.

Finally, we support our clients in their transformation process and search for sustainable impact, providing them with the necessary products at an appropriate price.

Sustainable Finance

WBG is committed to the sustainability objectives of Credicorp and BCP stand-alone, which intends to create a more sustainable and inclusive market. In 2024, WBG offered Sustainable Financing instruments to clients, such as green, social and sustainability-linked loans. Most of the loans were given through short- and medium-term facilities. Green loans were granted with a use of proceeds approach, according to relevant international criteria, boosting our clients to finance projects and activities aligned to categories included in the Green Taxonomy of BCP, such as renewable energy, clean transportation, green buildings, sustainable agriculture, and sustainable water resource management).

On the other hand, social loans were given through syndicated lending to support the development of basic infrastructure (highways in Colombia). In 2024, BCP stand-alone has granted sustainable finance transactions for more than USD 1,500 MM.

(II.IV)	Treasury

BCP Stand-alone’s Treasury function is divided into six primary units: (1) the ALM Group, (2) the Sales and Trading Unit, (3) the Foreign Exchange and Derivatives Distribution Unit, (4) the Structuring and Client Derivative Solutions Unit, (5) the Foreign Exchange Ecosystem, and (6) the Treasury Tribe.

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

Sales and Trading Unit

BCP Stand-alone Sales and Trading Unit manages both foreign exchange and interest rate risk exposure and investments for market making and market timing purposes. The managed risk originates mainly from client liquidity transactions and from open market timing positions. Market risk exposures and limits are independently defined by the Market Risk Unit and closely monitored by the Treasury Risk Unit. Additionally, an Investor Sales team within the Sales and Trading Unit actively reaches out to institutional investors, providing direct access to market maker prices and liquidity. The Sales and Trading Unit includes both a Foreign Exchange Desk and an Interest Rates Desk that manages risk as follows:

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

Foreign Exchange Ecosystem Unit

The Foreign Exchange Ecosystem Unit is responsible for the strategy of the FX product across the different customer segments and sales channels. It is responsible for the P&L of the Product and the bank’s value proposal for customers as well as for the Innovation and disruption projects that enable the product’s growth and enablement in new channels. It is responsible for the Pricing strategy from an omnichannel perspective as well as for the advertising related to the product.

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

BCP stand-alone evaluates admission and portfolio management processes through scoring and rating models, whose default probabilities are used for credit evaluation. These admission models, along with the guidelines (policies) for granting credit (which include, among other issues, the client's financial history, payment capacity and the degree of knowledge of the client), are defined by the units of risks according to the guidelines approved by the different risk committees of the Group companies. Most sophisticated decisions about loan applications are made by loan officers who use various credit tools for their evaluations. During 2024, changes in risk management have focused on 4 blocks: i) more granular monitoring of our risk models and generation of earlier alerts, ii) improvement of our income estimators for granting loans, iii) greater understanding of the profile of vulnerable subsegments or those that may begin to show signs of vulnerability and iv) expansion of financial aid provided to clients with a vulnerable profile and who present alerts of an early stage of deterioration.

BCP’s Credit Risk Department completed its fourth year operating in an agile framework, in which tribes and squads follow an agile operating model that allows them to plan, prioritize and focus on initiatives that directly contribute to established objectives as well as providing flexibility and agility in order to create value for our clients.

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

BCP Stand-alone operates in substantial part as a secured lender. As of December 31, 2024, approximately S/59.2 billion of its loan portfolio and off-balance-sheet exposure was secured by collateral, which represents 42.1% of its total loan portfolio excluding overseas branch office BCP Panama and overseas agency BCP Miami, as compared to 43.1% in 2023 and 41.1% in 2022. The decrease since 2020 was driven in large part by the repayment of loans guaranteed under the Reactiva Peru Program (which provides coverage of between 80% and 95% of principal value). Excluding loans guaranteed under the Reactiva Peru Program, 41.8% of the portfolio was secured by collateral in 2024 as compared to 42.1% in 2023.

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

In BCP Stand-alone’s credit monitoring unit, we continue to improve the anticipation of credit deterioration for Wholesale Banking and Business Banking customers. In addition to reactive alerts, we have anticipatory alerts to our process, which notifies us about the possible deterioration of clients that could occur in the next six to nine months. This model uses transactional flows (cash flows in current accounts, both in and out) and in 2024, we updated the model to include two modules, financial and behavioral, with which the model provides more assertive alerts.

Additionally, we have a sector taxonomy for risk management in case of unexpected events. This map is prepared by segmenting the portfolio by economic activities and identifying the risks for each sector.

2.1.2	BCP Bolivia

(I)	BCP Bolivia Overview

BCP Bolivia’s activities include wholesale banking and retail banking. As of December 31, 2024, BCP Bolivia had total assets of S/13,972.7 million (which include total loans of S/9,677.9 million), customer deposits of S/11,635.5 million, and shareholders’ equity of S/1,006.0 million. BCP Bolivia’s ROAE in 2024 was 9.9%.

As of December 31, 2024, BCP Bolivia’s loans represented approximately 8.8% and its deposits account for 8.8% of total loans and total deposits in the Bolivian banking system, respectively, according to ASFI.

The following table shows the BCP Bolivia’s client segmentation. This segmentation is a result of an analysis which addresses multiple factors such as the size (by income, sales, and/or debt) and volume of activity for each client, the clients’ affiliation with other companies or groups, and their credit ratings.

Client Segmentation (1)
Business	Group	Income/Sales/Total Debt
Wholesale Banking	Large companies (2)	Annual sales higher than approximately S/60 million
	Medium companies (3)	Annual sales from approximately S/4 million to S/60 million
Retail Banking (5)	Small business (5)	Annual sales from approximately S/0.1 million to S/4 million
	Micro business (5)	Annual sales of at least approximately S/0.1 million
	Consumer (6)	Payroll workers and self-employed workers
	Mortgage Banking (7)	Payroll workers, independent professionals, and business owners
(1)	Converted into Soles at the exchange rate of S/3.764 per U.S. Dollar, as of December 31, 2024 - SBS.
(2)	Loans to Large companies account for 39.7% of BCP Bolivia’s total loans. This segment accounts for approximately 223 customers.
(3)	Loans to Medium companies account for 14.8% of BCP Bolivia‘s total loans. This segment accounts for approximately 456 customers.
(4)	At the end of 2024, retail banking loans accounted for 45.5% of total loans of BCP Bolivia, while retail banking deposits accounted for 27% of BCP Bolivia's total deposits.
(5)
Small and Micro business banking accounts for 8% of total loans of BCP Bolivia, small business banking serves approximately 7,588 clients while Micro Business serves approximately 12,199 business clients.

(6)
Consumer banking accounts for 9% of total loans of BCP Bolivia. Its customer base consists of approximately 64,807 Payroll and self-employed workers. Our strategies are based on cross-selling and retention programs that expand benefits to non-banking products.

(7)	This segment serves 9,239 customers, representing 28% of BCP Bolivia’s total loans.

(II)	BCP Bolivia Strategy

Our purpose is “To Give Opportunities”. We aim to make our stakeholders' dreams possible, encouraging and generating opportunities that allow them to build their future, while contributing to the development and growth of the country.

At BCP Bolivia, we have key objectives that guide our journey: (i) managing a profitable loan portfolio among peers, (ii) being number one in customer experience, (iii) being number one in digital solutions, and (iv) being the main payment network in Bolivia. To meet these objectives, we work with two enablers: (i) data and analytics, and (ii) talent.

In order to become the main payment network in Bolivia, BCP Bolivia launched Soli in 2016. In 2022, Soli changed its branding to align with and be part of Yape as a regional expansion from Peru. Yape is our mobile wallet, with which we seek to develop digital ecosystems, promote digital transformation, and lead the world of payments in Bolivia. Today, with Yape, users can pay their utilities bills, add credit to their smartphones, make all sorts of payments, and receive money from any bank account or another Yape account. We want to eradicate cash and become an integral part of Bolivians’ daily life with a tool that provides in our opinion the best payment experience; easy, fast, and free.

Distribution Channels

Digital channels

•
Yape: As part of our commitment to increasing access to banking products and services, BCP Bolivia fosters the development of an ecosystem for digital payments with the mobile app Yape (formerly branded as Soli), launched in 2016, which at the end of 2024 had 2.6 million users. In 2024, transactions via Yape represented 66% of BCP Bolivia’s total monetary transactions (up from 40% in 2023).

•	Mobile banking: Monetary transactions processed through mobile banking represented 16% of BCP Bolivia’s total monetary transactions in 2024 (down from 23% in 2023).

Self-service channels

•	ATMs: BCP Bolivia had 314 units on December 31, 2024, which accounted for 6% of its total monetary transaction volume in 2024 (down from 12% in 2023).

Physical channels

•
BCP Agentes: BCP Bolivia had 484 more BCP Agentes at the end of 2024 than at the end of 2023, bringing its total number of BCP Agentes to 1,834 as of December 31, 2024. Monetary transactions through BCP Agentes represented 8% of BCP Bolivia’s total monetary transactions in 2024 (down from 13% in 2023).

•
Branches: BCP Bolivia reported a total of 46 branches at the end of 2024 (46 in 2023). Monetary transactions in BCP Bolivia’s branches continued to decline in 2024 and represented only 1% of BCP Bolivia’s total monetary transactions in 2024 (down from 2% in 2023).

2.2 Microfinance

(I) Microfinance Overview

The Microfinance LoB is focused on offering commercial banking activities and specialized financial services to small and micro business clients in Peru and Colombia through Mibanco. Mibanco Colombia was created in October 2020 after a reverse merger between Edyficar S.A.S. (whose commercial name was Encumbra) and Bancompartir (the surviving entity). The Mibanco franchise has a loan portfolio of S/14,033.7 million and approximately 2.6 million clients, representing around 7.5% of Credicorp’s total assets and 8.9% of the equity attributable to Credicorp’s equity holders. As of December 31, 2024, Mibanco Peru represented around 87.2% of the total loans of the Microfinance LoB.

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

Transformation Strategy

Mibanco’s transformation strategy has focused on migrating its traditional business model, which is intensive in people and offices, to a multichannel hybrid model supported by data and analytics. The hybrid model, implemented without compromising Mibanco’s differentiated focus on the customer, has resulted in increased efficiencies, allowing Mibanco to strengthen relationships with its clients, while also expanding its potential reach.

Now we are evolving the hybrid model to offer a comprehensive and differential value proposition where AI plays a role not only in the offer of loans but also in savings products and transactional services.

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

We are deploying Mibanco’s transformation strategy, which has enabled us to consolidate our hybrid model. We believe this has allowed Mibanco to achieve profitability, albeit weak, in a challenging year for this industry in Peru and Colombia, due to the macroeconomic conditions described above. We are strengthening risk management to resume growth and profitability while we build more diversified and resilient business models in the medium term. Currently, we are migrating to a more profitable credit operation by increasing the share of small ticket loans (< 20 thousand of soles) and improving the spread for loans with larger tickets (from 20 to 150 thousand of soles). These efforts are aligned with our aspiration to provide clients a comprehensive value proposition, where centralized intelligence plays a role in generating offers for loans, liability products and transactional services.  Our centralized intelligence allowed us to adjust commercial guidelines and mitigate the impact of portfolio deterioration. We closed the year with new capacities to implement more preventive models and conduct more granular follow-up on the portfolio’s behavior. Additionally, we believe the experience for our clients improved, as demonstrated by increases in our client NPS (Net Promoter Score) by 4.5 percentage points in 2024. We believe we are now better prepared to achieve growth in 2025.

In Peru alone, there are almost 4 million unbanked entrepreneurs across the country, which we are best positioned to reach based on our countrywide and digital network. We believe there is a comparable market opportunity in Colombia, which has a microfinance sector of similar size to Mibanco Peru’s loan portfolio but an economy with approximately 1.5 times the GDP of Peru’s. We believe there is an opportunity to replicate, through the “Mibanco Way”, the improvements that we are already seeing in Peru in terms of productivity, cost of risk and efficiency.

2.2.1	Mibanco Peru

The following table shows how Mibanco segments its clients. This segmentation is based on an analysis that considers multiple factors, such as business size and client income, sales, and/or total debt, among others, as well as the client’s affiliation with other companies or groups and their credit ratings.

Client Segmentation (1)
Group	Income/Sales/Total debt
SME – medium (2)	Annual sales from S/5 million up to S/20 million
SME – small (3)	Annual sales up to S/5 million and total debt higher than S/20,000
Microbusiness (4)	Annual sales up to S/5 million and total debt up to S/20,000
Consumer (5)	Focus on debt unrelated to business
Mortgage (6)	Focus on individuals for the acquisition and construction of homes and granting mortgages

(1)
As of December 31, 2024, Mibanco had 834,814 registered clients. All portfolio percentages and customer counts in this table and the associated notes are as of December 31, 2024, unless otherwise disclosed.

(2)
Mibanco’s SME – medium segment focuses on financing production, trade, or service activities for companies that have annual sales from S/5 million up to S/20 million in last year. This segment represents 0.03% of Mibanco’s total loans and 31 of its clients.

(3)
Mibanco’s SME – small segment focuses on financing production, trade, or service activities for companies that have annual sales up to S/5 million in last year and total debt higher than S/20,000 in the last six months (without including mortgage loans). This segment represents 71.4% of Mibanco’s total loans and 218,428 of its clients.

(4)
Mibanco’s microbusiness segment focuses on financing production, trade, or service activities for companies that have annual sales up to S/5 million in last year and total debt up to S/20,000 in the last six months (without including mortgage loans). Microbusiness loans represent 22.2% of Mibanco’s total loans and 522,496 of its clients.

(5)
Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 3.0% of Mibanco’s total loans and 91,430 of its clients.

(6)
Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 3.4% of Mibanco’s total loans and 4,592 of its clients. Mibanco’s mortgage segment has a policy of limiting LTV to up to 90%.

Distribution Channels

Digital channels

•
Mibanco Mobile App: In 2024, 17.2 million transactions were processed through Mibanco’s Mobile App, which represented an increase of 28% compared to the 2023 total. Additionally, 255,988 loans were requested through the app in 2024 (S/860.7 million in disbursements in 2024).

•
Mibanco Web: Mibanco’s website processed 0.7 million transactions in 2024, which represented a decrease of 18% compared to 2023. Additionally, 14,314 loans were requested through the web in 2024, for which Mibanco had disbursed S/42.0 million in 2024.

•	Yape: Since June 2020, Mibanco’s clients have been able to open a Yape account linked to their bank account. As of 2024, 215,563 Yape users have a Mibanco bank account linked to their Yape account.

Physical channels

•
Agentes Kasnet: As part of the services offered to its clients, Mibanco has an agreement with Agentes Kasnet, a network of Multibank correspondents in Peru. At the end of 2024, 12,619 Agentes Kasnet were available for Mibanco clients.

•
Branches: At the end of 2024, Mibanco had 285 branches; 249 were own branches while 36 belonged to Banco de la Nacion, a Peruvian state-owned bank that offers services to Mibanco clients under a special agreement.

2.2.2	Mibanco Colombia

The following table shows how Mibanco Colombia segments its clients. This segmentation is based on an analysis that considers multiple factors, such as business size, client income, assets and/or total debt, among others, as well as the client’s affiliation with other companies or groups and their credit ratings.

Client Segmentation
Group	Income/Sales/Total debt (1)
Commercial (2)	Debt not categorized as micro, consumer, or mortgage.
Micro (3)	Total debt up to 120 statutory minimum wages (equivalent to S/144,102).
Consumer (4)	Focus on debt unrelated to business.
Mortgage (5)	Focus on individuals for acquisition, construction of homeownership and granted with mortgages.

(1)
Converted into Soles at the exchange rate of S/. 0.00084359 per Colombian Peso as of December 31, 2024. As of December 31, 2024, Mibanco had 140,467 registered clients. All portfolio percentages and customer count in the table and the associated notes are as of December 31, 2024, unless otherwise disclosed.

(2)	Mibanco’s commercial segment focuses on all credits other than Micro, Consumer and Mortgage. Commercial loans represent 24.8% of Mibanco’s total loans and 6,520 of its clients.
(3)
Mibanco’s microbusiness segment focuses on financing production, trade, or service activities for companies that have total debt up to 120 statutory minimum wages (approximately S/144 thousand) and workers up to 10. Microbusiness loans represent 73.1% of Mibanco’s total loans and 132,747 of its clients.

(4)
Mibanco’s consumer segment focuses on financing individuals to cover payments of goods and services or expenses unrelated to business. Consumer loans represent 0.1% of Mibanco’s total loans and 356 of its clients.

(5)
Mibanco’s mortgage segment focuses on financing individuals’ acquisition, construction, renovation, remodeling, expansion, improvement, and subdivision of homes. Mortgage loans represent 2.1% of Mibanco’s total loans and 844 of its clients.

2.3 Insurance & Pensions

2.3.1 Grupo Pacífico

(I)     Grupo Pacífico Overview

We conduct our insurance business exclusively through Grupo Pacífico, which operates in Peru and Bolivia and is the second-largest Peruvian insurance company by written premiums in 2024, according to the SBS and Peru’s National Health Superintendence (Superintendencia Nacional de Salud or SUSALUD by its Spanish Initials). Grupo Pacífico provides a broad range of insurance products focusing on three business areas: P&C insurance business, life insurance business and corporate health insurance and medical services. Grupo Pacífico, like other major Peruvian insurance companies, sells its products both directly (through its own sales force) and through independent brokers, bancassurance and sponsors.

For further information see “ITEM 4. INFORMATION ON THE COMPANY – 4.A History and Development of the Company”.

Purpose: Protect People's Happiness

Grupo Pacífico’s purpose is to protect people’s happiness. Looking forward, we will sustain growth by offering new and inclusive products that meet our country's needs at different stages of people's lives, protecting more Peruvians' peace of mind and well-being.

To fulfill our purpose, we need it to be at the core of north stars and strategy. This has let us define three which are: being #1 in growth, #1 in experience, #1 in efficiency.

Our North Stars:

•	Growth:
•
To boost sales and enhance customer protection, we aim to develop new products, establish additional distribution channels, and leverage our Credicorp channels. Our strategy focuses on premium growth exceeding the local market in personal insurance lines.

•	Customer Experience:
•	To achieve the highest NPS in the market by delighting our customers with an extraordinary journey and placing them at the heart of everything we do.
•	Efficiency:
•	To maintain market leadership in efficiency, allowing us to provide the best protection to our customers and deliver value to all our stakeholders.

These north stars are propelled by the development of strategic axes and strategic enablers:

Strategic axes:

Growth in Bancassurance and Ecosystems

Yape currently offers 4 products, with 335,000 policies sold to date, compared to 71,000 policies in 2023. Also, through the "Cliente Credicorp" project, we have issued 124,000 policies and generated S/442 million in mid-to-high premiums in the BCP channel, compared to 69,000 policies and S/179 million in 2023.

Innovation and Embedded Insurance 2.0

We seek to be the best embedded insurance partner for ecosystems in Latin America by creating embedded products and services in our partners' journeys, offering a 100% digital experience.

We already have four strategic alliances with Tucambista, Ticketmaster, Redbus, and Globokas, through which we offer embedded products seamlessly integrated into our partners' workflows. In 2024, we have issued a total of 152,000 policies (compared to 21,000 in 2023).

Happy Customers

We seek to offer a personalized "ASU" experience for the high-value segment, 100% digital experiences for retail customers, and an exceptional claims journey powered by technology and AI.

We currently have an NPS of 39.7 (compared to 35.9 in 2023) and a claims NPS of 58.8 (compared to 53.0 in 2023), along with AI-powered claims approval for vehicle, home, and life insurance products.

Strategic Enablers:

•	In 2024, these enablers have driven innovation and operational efficiency:

o
Digital Architecture: Enable architecture with platforms and solutions to deliver digital products using decoupled connections, accelerating capabilities with artificial intelligence, outstanding talent, and becoming a regional benchmark in the practice of DevSecOps (a software development approach that combines security, development, and operations).

o
Data & Analytics: Enable business strategies and initiatives through advanced analytics and AI, with maximum adoption and value generation, to transform Pacífico into a world-class organization in the use of data. Regarding Data & Analytics (D&A), the profit generated by the end of 2023 was S/ 15.3 million, and by 2024, it reached S/ 31.6 million. Also 34% of issued policies have been enabled through D&A (compared to 23% in 2023).

o
Pricing: Turn price management into the most dynamic and powerful lever for growth and profitability through models and technologies that develop and deliver the optimal price to our customers and distribution channels. Regarding pricing, the profit generated by the end of 2023 was S/ 17.3 million, and by 2024, it reached S/ 28.7 million.

o
Artificial Intelligence: Enhance customer interactions and process productivity through AI, to provide personalized and rapid solutions that enable the sustainable scaling of the retail business while maintaining a human touch. This is being applied in different processes of claims management, guaranteeing integral accessibility to the client. Additionally, the Copilot system has been fully implemented for all programmers, automating tasks and offering intelligent suggestions, enhancing operational efficiency. Through preventive management of fraud and leakage, we have resolved 16 million claims, significantly reducing risks. Furthermore, over 57% of claims are now evaluated using advanced analytical models, effectively preventing fraud and optimizing decision-making processes.

o	Talent: Attract, develop, and retain the best talent, leveraging purpose and agile principles to accelerate the achievement of Pacífico's business strategies.

Distribution Channels

Digital channels

•	Mi Espacio Pacífico App: In 2024, 620 thousand clients used Grupo Pacífico’s app, compared to 487 thousand in 2023.
•	Pacífico Web: In 2024, over 13.9 million visits were made to Grupo Pacífico’s website, compared with the 11.1 million visits reported in 2023.

Physical channels

•
Branches: At the end of 2024, Grupo Pacífico had 7 branches, (compared to 6 branches in 2023 and in 2022). The company has continued providing its clients with the services they need. Grupo Pacífico implemented a specialized call center with 14 executives and 2 supervisors, all working on-site, in order to continue providing its clients with the services they need.

(II) Risk Rating

Grupo Pacífico managed to reaffirm the solidity and solvency of the company, maintaining its international credit ratings despite the Peruvian context. AM Best affirmed Grupo Pacífico’s long-term issuer credit rating at “A-” with a stable outlook in December 2024, Fitch affirmed Grupo Pacífico’s credit rating at “BBB+” with a stable outlook in April 2024 and Moody’s affirmed Grupo Pacífico’s credit rating at “Baa2” with a stable outlook in November 2024.

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

In 2024, Prima AFP pursued the following strategic projects:

•	Transformation of several units to optimize customer experience.
•	Redesign of the investment process and team structure to maximize returns.
•	Cloud migration to optimize costs, provide flexibility and scalability and improve time to market.
•	Continue the implementation of our cybersecurity plan.

On September 24, 2024, the Executive branch promulgated Law 32123, which reforms the pension system. The main changes of the reform are the following:

•
Minimum pension: Peru will guarantee that all members of the Private Pension System who meet certain conditions will have access to a minimum pension. If members do not have sufficient accumulated funds, Peru will supplement the fund to reach the minimum pension.

•
Productivity commission: The affiliate will be able to choose a new type of commission, called “productivity commission”, where the charge made by the PFA (Pension Fund Administrator) will vary depending on the positive or negative results of the fund’s profitability.

•
Market opening: The entry of new entities such as banks, insurance companies, financial institutions, municipal banks, and cooperatives, among others, for the administration of pension funds will be permitted.

•
Withdrawal of 95.5% of the fund: Current affiliates younger than 40 years of age and new affiliates will only be able to choose only one of the available pension modalities since the withdrawal of 95.5% of the fund will no longer be an option.

•
Contribution of self-employed workers: The reform seeks to require self-employed workers to make mandatory contributions to their pension fund. It will phase in over three years, with a contribution rate starting at 2% of their income and increasing by 1% every two years up to 5%.

The Ministry of Economy and Finance (MEF) has until June 18, 2025, to issue the regulation. The law will come into effect the day after the regulation is issued.

Distribution Channels

Digital channels

•
Prima AFP’s App: In 2024, more than 7.8 million sessions were logged in Prima AFP’s mobile app, compared to 4 million in 2023. This increase is primarily due to more interactions driven by fund withdrawals by affiliates.

•	Prima AFP’s Web: In 2024, more than 1.9 million sessions were initiated through Prima AFP’s web page (a 90% increase from 2023), also driven by withdrawals.

Physical channels

•	Branches: Prima has 1 office located in Lima, Peru.

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

We aim to foster and share our customers' deepest desire: Their well-being. We truly believe that behind a simple investment or a complex financial solution, there is always a goal, a project, or a dream aiming for the individual, family, and/or business well-being of those we have the privilege to advise. Contributing to this goal is the driving force behind everything we do.

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

Our Principles

1.
We put customers at the center: Our decisions are customer-oriented, whether they have a direct or indirect impact on our customers' experience with us and on our long-term relationship with them, regardless of the area to which we belong.

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

Our Strategy

In 2023, we reorganized our business to achieve more stable, scalable revenue growth and more sustainable profitability levels. We redefined our strategy to concentrate on efficiently growing core profitable and scalable business, focusing on less volatile and more scalable businesses such as Wealth and Asset Management, complemented by transactional capabilities in Capital Markets.

Our North Stars

•	Growth
•	Profitability
•	Customer Experience

Our current strategy is focused on: (i) Restructuring our business portfolio focusing on less volatile and scalable businesses such as Wealth and Asset Management, complemented by transactional capabilities in Capital Markets. We will focus on those businesses that account for over 85% of the company's contribution margin and for consistent growth in the past years, (ii) Continuing to develop operational and technological capabilities as key enablers for efficient and scalable growth, (iii) Implementing and evolving a new governance approach with a rigorous performance management plan and an empowerment and accountability culture in favor of a simplified decision-making process, (iv) Leveraging our experience and learned lessons in the past three integration processes to explore and capitalize on new inorganic growth opportunities, and (v) Last, but not least, we will continue to implement ESG practices as a cross-cutting axis of our strategic fronts that add to the initiatives we have underway.

A challenging business environment requires us to adapt and transform to generate profitable, sustainable, and focused growth. Our medium-term strategy will focus on recurring and scalable businesses, operational and technological enhancements, seizing inorganic growth opportunities, and incorporating sustainable investment practices and ESG focus.

Our Business Units

Asset Management

Credicorp Capital Asset Management performs investment management and advisory activities, and distribution of third-party funds. Through our regional platform, Credicorp Capital Asset Management offers a wide array investment product for retail, high-net-worth and corporate and institutional clients including mutual funds or collective investment funds, funds and investment trusts, portfolios or mandates, and structured products that invest in fixed income, listed equity, mixed income and alternative assets.

Additionally, we act as exclusive distributor for traditional and alternative third-party funds in Latin America, representing global asset managers under exclusivity agreements. Also, we provide advisory services in the selection and monitoring of Third-Party Funds for Wealth Management clients. Most of our clients are in Latin America, mainly in Peru, Chile and Colombia, and we also serve international customers with interest in Latin American markets. Finally, we provide specialized advisory and outsourcing services for the different stages and/or components of the investment management process.

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

Wealth Management

In our Wealth Management business, our approach entails advisory and wealth management, coupled with an array of investment options and financial services in accordance with our customers' objectives and specific requirements, safeguarding their wealth and adeptly managing it for a seamless transfer to future generations.

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

Trust Services

Through our subsidiaries in Colombia and Peru, we offer products and services focused on the management and future planning of our retail, corporate and institutional client’s cash flows. We manage family, corporate, and real estate trusts led by an advisory and structuring expert commercial team, complemented by legal support with specialized knowledge in this business.

Distribution Channels

Digital channels

•
Credicorp Capital Digital: This digital platform, developed by our innovation lab, aims to enhance the digital experience for our clients. It enables Wealth Management clients in Peru and Chile to view all on-shore and off-shore investments in one consolidated location. In Colombia, it facilitates operations for Cash Management products for corporate clients and provides comprehensive information on trusts for fiduciary business clients. Additionally, corporate clients in Peru can access their mutual funds portfolio, download statements, and execute transactions.

•
Tyba by Credicorp Capital: Our online application that operates as a digital broker in Colombia, Peru, and Chile, allowing clients to manage their personal finances, making investments according to their own risk profile and tailored to their own investment plans. It provides a simple and secure means for clients to access investment products in a digital platform, allowing investments with a minimum amount.

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

(3) Corporate compliance and ethics

Our Compliance and Ethics Management System is a key component of Credicorp's sustainability framework. We seek to meet the needs of both our businesses and stakeholders through: (i) ensuring the clarity of the terms and conditions of financial products and services, (ii) providing a framework and monitoring it to ensure a good work environment and equal opportunities for all employees and (iii) ensuring responsibility and integrity through all our businesses.

Credicorp and all its subsidiaries, using a comprehensive approach based on international best practices and our principles and ethical values, have established 12 corporate compliance and ethics programs that cover local and international regulations and mitigate conduct risks by encouraging ethical behavior to protect the reputation of the company. These programs include the following:

•	Anti-money laundering and countering the financing of terrorism (AML/CFT)
•	Global Sanctions
•	Financial stability
•	Tax transparency (FATCA & CRS)
•	Regulatory compliance
•	Ethics and integrity
•	Anti-corruption
•	Market abuse prevention
•	Personal data protection
•	Occupational safety and health
•	Market conduct
•	Antitrust

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

Anti-money laundering and Countering the financing of terrorism (AML/CFT)

The AML & CFT Program at Credicorp establishes policies and measures to prevent, detect, and report suspicious activities related to money laundering and terrorist financing. These efforts are crucial for protecting the integrity and stability of local and international markets, as well as contributing to societal and global financial stability.

The AML & CFT Program focuses on managing policies, procedures, and controls to mitigate risks associated with cash flow and unusual transactions that attempt to conceal the origins of money from illicit activities such as drug or human trafficking, corruption, illegal mining, embezzlement, and gambling.

In 2024, we enhanced our cash inflow controls with a risk-based approach and updated metrics. We also strengthened relationships with frontline defense teams through specialized training and key initiatives.

Our AML/CFT program is founded on Key Risk Indicators (KRIs), focusing on robust governance, a strong organizational culture, efficiency, and leveraging automation opportunities through technology, analytics, artificial intelligence, and agile practices. We are dedicated to mitigating risks, meeting client needs, and developing efficient processes to achieve our business objectives. We continuously adopt innovative technologies to address challenges associated with traditional Know Your Customer (KYC) strategies.

In 2025, we will further enhance controls throughout the client and stakeholder onboarding and lifecycle processes using a risk-based approach. We will develop improvement projects in KYC processes and alert management, leveraging technology and AI. Additionally, we will focus on aligning with international standards and best practices to ensure AML/CFT compliance supports the protection and integrity of our businesses and fosters client growth.

Global Sanctions

The Corporate Global Sanctions Program at Credicorp manages and implements controls over customers international operations to ensure alignment with the standards of restrictive lists or global sanctions lists from organizations such as the Office of Foreign Assets Control (OFAC), the United Nations, the European Union, and the United Kingdom’s Office of Financial Sanctions Implementations (OFSI).

Global Sanctions lists aim to impose restrictions on the commercial and financial operations of countries, individuals, or groups for economic, political, military, or social reasons within a global security framework. This program mitigates the risk of dealing with money flows from illicit sources, such as organized crime, weapons proliferation, drug trafficking, and other threats to international security. We monitor operations, filtering and comparing to detect matches with countries, entities, or individuals on sanction lists.

In 2024, we reviewed and monitored over 1,300,000 international operations, implementing stringent controls to prevent restricted flows identified on international lists from entering our companies. In 2025, we will continue to adhere to international standards and best practices, ensuring compliance with global sanctions and safeguarding the integrity of our businesses across all jurisdictions where Credicorp operates.

Financial stability

Our Financial Stability Program supports our compliance with the applicable regulations derived from the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the European Market Infrastructure Regulation (EMIR) and the European Bank Recovery and Resolution Directive (BRRD). During 2023, we focused on carrying out actions for the exchange of information with counterparties regarding the regulations that make up the Financial Stability Program. We also took actions to comply with the requirements of the Initial Margin Rules of the Financial Market Infrastructure Act (FMIA), which require financial counterparties and large non-financial counterparties with a volume of non-centrally cleared derivatives (Average Aggregate Notional Amount, AANA) above certain phase-in thresholds to exchange bilateral initial margin from the applicable compliance date. In 2024, we conducted a risk assessment of Regulation YY and the Volcker Rule.

Regulation YY, issued by the Board of Governors of the Federal Reserve System, establishes tiered enhanced prudential standards for large U.S. bank holding companies and foreign banking organizations to help increase the resiliency of their operations. These standards include liquidity, risk management, and capital.

The Volcker Rule (Section 619 of the Dodd Frank Act) generally restricts banking entities from engaging in proprietary trading and from owning, sponsoring, or having certain relationships with a hedge fund or private equity fund. With regard to proprietary trading, the Rule prohibits banks from engaging in short-term proprietary trading of certain securities, derivatives, commodity futures and options on these instruments, for their own account.

Tax Transparency

The Corporate Tax Transparency Program at Credicorp ensures compliance with two key international regulations: FATCA (Foreign Account Tax Compliance Act) and CRS (Common Reporting Standard). These regulations set global standards for the automatic exchange of financial information between participating jurisdictions, aiming to combat tax evasion and enhance tax collection through information sharing.

In 2024, Credicorp's financial institutions achieved the following:

1.	Submitted over 70 FATCA and CRS returns to tax authorities in eight jurisdictions (Peru, Bolivia, Chile, Colombia, Panama, Cayman Islands, and Luxembourg) in accordance with international agreements.
2.	Successfully completed the triennial FATCA certification in Bolivia and Chile.
3.	Met regulatory requirements by providing requested information within established deadlines.

Regulatory compliance

At Credicorp and its subsidiaries, we are committed to complying with and following external legal mandates set forth by regulatory entities, such as the SBS or the relevant governments or other regulators. We seek to ensure the implementation of all the regulatory frameworks applicable to each of the companies, using methodologies with a comprehensive approach based on risk and international best practices in order to reduce risks that would arise from regulatory noncompliance, like sanctions and reputational risks. We keep working to implement our regulatory obligations while remaining committed to the success of our clients, employees, and other stakeholders.

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

To manage potential conflict of interests, directors and employees must submit relevant information periodically, including their activities outside of our business. We also have policies to address operations between Credicorp's related parties, whereby relevant transactions are disclosed to the Sustainability Committee and to other stakeholders.

We are also responsible for the management of our complaints system called Alerta GenÉTICA. We continuously foster awareness through communication campaigns, dashboards, training and encouraging stakeholders to use the hotline.

In 2024, we completed our human rights benchmark to identify the best practices in the financial sector, with this analysis we have defined our next steps focusing on four key areas: Governance, Employees, Clients, and Suppliers. We have also developed our responsible artificial intelligence policy and begun training our employees about the main compliance risks associated to artificial intelligence.

Anti-corruption

We are respectful of the regulations towards strengthening prevention and investigation mechanisms that contribute to fight corruption, such as Law 30424 in Peru with its regulations and amendments, and the U.S. Foreign Corrupt Practices Act (FCPA). At Credicorp, there is no tolerance for corruption.

Credicorp's Corporate Policy to Prevent Corruption and Bribery provides guidelines to all Credicorp subsidiaries to engage in transparent relationships with their stakeholders, minimize related risks and comply with local and international regulations. This policy has been implemented through the development of a prevention model in each of Credicorp's subsidiaries, focusing on four fronts:

•	Risk Assessment
•	Training and Awareness
•	Continuous monitoring
•	Supervision

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

In 2024, we implemented guidelines and alerts to mitigate risks of insider trading and market manipulation in various companies in the Group. Furthermore, we strengthened insider information management in the mergers and acquisitions process at a corporate level.

Personal data protection

At Credicorp, we are committed to safeguarding the privacy of our users' personal information. We aim for absolute confidentiality to the extent permitted by applicable law and adhere to the highest security standards in compliance with the Personal Information Protection Law No. 29733, as well as other relevant regulations in the countries where we operate.

 As personal data bank owners, our companies must adhere to the guiding principles for the protection of personal data, we are required to secure the consent of the personal data owners to process and transfer their personal data, considering the provisions of the Personal Data Protection Statutes, which are part of Credicorp's internal compliance policy.

We provide for the exercise of protected rights that may be exercised by the personal data owner. To this end, we must make available channels, procedures and information within the timeframes established under the Personal Data Protection Statutes and the rules.

Consequently, our corporate personal data protection policy has the following goals:

a)	Establishing general guidelines for the processing and transfer of personal data of stakeholders such as employees, users, customers and suppliers of all our companies.
b)	Ensuring that our companies comply with the Personal Data Protection Statutes.
c)	Foster a culture of privacy and accountability in the handling of personal data among our employees.

  During 2024 we focused our efforts on the following initiatives: (i) processing personal data only by free, previous, informed, express and unmistakable consent; (ii) attention to protected rights; (iii) personal data protection mindset—striving to build a culture of privacy and prioritizing the appropriate processing of personal data through training and communicating to our employees and (iv) aligning our Corporate Policy and adopting the necessary measures to ensure that the personnel in charge know and apply it.

Occupational safety and health

At Credicorp, we firmly believe that an Occupational Health and Safety (OSH) management system is essential to protect and care for our people. We know that the safety and health of our collaborators, suppliers, visitors and customers are part of our success and also allows us to maintain our operational continuity. That is why our SST management system at Credicorp follows the best global practices, aligning with ISO 45001. In 2024, BCP became the first bank in Peru and one of the few in Latin America to obtain this certification. This milestone supports our leadership and commitment to caring for our collaborators and suppliers, but also our commitment to human rights and our contribution to sustainability by strengthening the Sustainable Development Goals (SDGs), especially in health and well-being (SDG 3) and decent work and economic growth (SDG 8). We strive to maintain safe and healthy workspaces, promoting a culture of safety and comprehensive well-being. We want to continue leading and promoting a culture of Safety and Health at Work in the countries where we operate, to demonstrate that investing in the care of people is the key to a prosperous, balanced and sustainable future.

Market conduct

Credicorp’s market conduct program is aimed at promoting good business practices with customers, mitigating the risk of marketing and design of products that do not meet the needs of clients, ensuring information transparency, giving clarity of the terms and conditions of financial products and services, and properly managing claims for customers. These actions allow us to encourage ethical behavior to protect the reputation of the company and achieve sustainable relationships with our customers.

During 2024, quarterly monitoring of information transparency was carried out to evaluate 90% of the bank branches and 1,808 calls made by telephone banking. This monitoring allows evaluating the knowledge of collaborators in the bank's products and services. At the end of the year, 87% qualification was obtained, which corresponds to a Very Satisfied Customer. Additionally, responsible sales monitors were carried out, which aim to reduce non responsible practices in our sale force. At the end of 2024, the number of requests that do not comply with the sales guidelines was reduced by 52% compared to the same period last year. Likewise, activities have been deployed under a consequences model which seeks to correct these practices. Finally, we carry out culture and reinforcement activities with the commercial employees to raise awareness about the impacts of applying irresponsible practices. In 2024, we trained 106 teams across agencies, the contact center and exclusive digital banking executives.

Antitrust

Credicorp’s Antitrust program is aimed at promoting business relationships under the premise of respect and justice, maintaining high ethical standards in support of free competition.

During 2024, BCP, Mibanco and Pacífico Seguros have focused on monitoring, providing training and elaborating guidelines and protocols in Antitrust for the teams involved in those processes with exposure to antitrust risks. In addition, we carry out preventive compliance monitoring on our financial products and services and training provided by an external expert in Free Competition.

INDECOPI, as regulator of the Antitrust Law, issued Guidelines on Antitrust Compliance Programs in 2020. BCP adopted this standard to implement the program. To date, we have implemented actions in 7 of the 8 elements considered in this model: (i) tone from the top, (ii) designation of a compliance officer, (iii) risk management, (iv) controls and protocols, (v) training, (vi) monitoring and (vii) a whistleblower system. In the case of BCP, the eighth element of the model, related to internal auditing, will be implemented in 2025.

(4) Internal Audit

In 2024, our internal audit unit focused on creating a permanent risk-based framework to evaluate the effectiveness and efficiency of Credicorp’s risk management, control, and governance processes. The internal audit function’s objectives are improving and protecting the corporation’s value through an agile and timely independent assessment as well as data-based advising and risk analysis. For this purpose, our internal audit unit formulated the Annual Audit Plan using a risk-based audit methodology, which is aligned with the rules of The Institute of Internal Auditors Global (the “IIA”) and approved by the SBS.

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

The Quality Assurance Management, whose role is independent of the audit and consulting functions, has executed annual Internal Quality Assessments since 2011, in compliance with IIA Standard 1311, the result of which was “General Compliance” in the application of the Quality Assurance and Improvement Program. This level of compliance, the highest according to the governing body's methodology, demonstrates that the Internal Audit function complies with the International Standards for the Professional Practice of Internal Auditing and Code of Ethics issued by the IIA.

The Audit Satisfaction Index (ISA), which collects the opinion of our audited clients after each job, achieved a result of 4.63 out of 5.00, which shows the perceived value of the work of Internal Audit by Credicorp Ltd., its subsidiaries, and affiliates.

Additionally, the Internal Audit Function (IAF) adopted the Ambition Model (AM) developed by the Netherlands Institute of Internal Auditors as a tool to drive best practices and develop new capabilities. Under this, it annually conducts a self-assessment to facilitate the identification of potential gaps and define actions that will allow it to continue towards the level it aspires to achieve. The AM integrates a set of essential activities for each dimension of the IAF and classifies them into levels. A scoring scale of 1.00 to 5.00 is used, with the highest score being 4.63. Credicorp Ltd.'s Internal Audit function has moved to Level 4 Managed with 4.16 points (the aspirational goal was 4.16) for 2024. This demonstrates its intention to continuously increase the value that the IAF provides to the organization, being able to adapt the audit strategy to address emerging challenges, apply innovative practices using data analysis, and foster an environment of continuous learning and professional development.

The Credicorp Corporate Auditor continues with his role as a member of the Professional Certifications Board, whose function is to govern, defend and promote the IIA Global certification programs. He was also elected as member of the Stakeholders Advisory Council (SAC) of the International Auditing and Assurance Standards Board (IAASB) and the International Code of Ethics for Professional Accountants (IESBA). Likewise, the Auditor of Grupo Pacífico is serving as vice president of Information Systems Audit and Control Association (ISACA) of Lima. Furthermore, the Auditor of Credicorp's Microfinance segment continues to serve as a member of the board of directors of the Institute of Internal Auditors of Peru.

Consistent with recommended industry practices, Credicorp continued to apply the Cybersecurity Assessment Tool (CAT) of the FFIEC, OWASP – Mobile & Application Security Standard, Cloud Security Alliance’s (CSA), NIST CSF, Critical Security Controls (CIS), COBIT and MITRE ATT&CK Framework. In addition, Credicorp implemented a centralized methodology to apply data analytics, began to apply a decentralized data analytics model following best practices and promoted the use of Agile audit methodology guidelines.

Data analytics methodologies were deployed and integrated with assurance evaluations in the Credicorp Internal Audit units. Subsequently, the process of decentralization of these tools to specialized audit teams continued. This implies democratizing access and use of these tools, with the aim of encouraging internal audit units to have the ability to exploit and use them as long as they comply with the guidelines of the Data & Analytics area. In this context, the Data & Analytics unit not only develops digital or analytical solutions, but also socializes them so that the different audit units can carry out simple and specific analyzes according to their ad hoc needs. This ensures that Data, Data Governance and Advanced Analytics standards are met in each process and in the information used by said units. During 2024, we believe we achieved important advances in four main action fronts of data analytics: (i) the improvement in the performance of cognitive solutions, using Microsoft Azure Services, allowing the information from physical or telephone contracts to be interpreted and analyzed automatically to identify suspicious transactions or transactions with a greater probability of mistake, which should be audited; (ii) the automation of audit processes, allowing us to optimize our review; (iii) the digitization of audit evidence, reducing the time spent conducting our review; and (iv) the carrying out of continuous audits of our key processes. At the end of 2024, there were 181 automated metrics with the objective of timely alerting the business about deviations or new emerging risks. The results of these metrics are shared with the business units, which evaluate the risks involved and implement solutions when needed.

In addition, to reinforce the skills of the audit team, 861 hours of training offered during 2024 to promote the use of Data & Analytics, and the Virtual Audit Classroom was created, which has courses on ad-hoc digital tools for the audit team. We also participated in the Hackathon competition, organized by the Latin American Committee for Internal Audit and Risk Assessment, which belongs to FELABAN, receiving an award for 1st place with the project regarding the automatic of signature proof and validation using artificial intelligence and cognitive tools. Finally, in collaboration with the ISACA Lima Chapter and the Internal Auditors Institute of Peru (IAI), we organized the first GenIAthon to explore and generate new ideas for applying Generative AI in Internal Audit. This initiative aims to transform internal audit processes, including walk-through tests, drafting observations, preparing the final audit report, and others.

The Model Risk Audit Management uses, besides the traditional methodology, a method to audit models called “Special Model Audit”. The purpose of this shift is to cover the review needs caused by the increase in the number and complexity of models developed and to more quickly identify the deficiencies that may exist in the different processes associated with the life cycle of the models. With the application of this method in projects, we have achieved important advances in our methodology to audit Model Risk Management; increased the model review coverage, took deeper quantitative approaches and monitored first and second line controls related to the development, calibration, implementation and monitoring of models.

In 2024, we provided 18,099 hours of training to our internal auditors, with an average of 64 hours per auditor (above the 40 hours per auditor recommended by international practices), in topics related to new cybersecurity frameworks (such as those promulgated by the IIA, NIST or the FFIEC), data analytics, risk management, programming language, validation of models and other topics of financial and operational audit.

(5) Competition

5.1 Universal Banking

As of December 31, 2024, there are 47 financial institutions, and four state-owned banks (Banco de la Nación, COFIDE, Banco Agropecuario (Agrobanco) and Fondo MiVivienda), in the Peruvian universal banking sector.

	Private Financial System as of December 31, 2024
	Number of entities	Assets (Soles in thousands)	Deposits (Soles in thousands)	Loans (Soles in thousands)
Banking Sector (1)	17	544,356,371	372,440,047	351,491,409
Financial firms (2)	9	17,094,208	8,663,937	14,364,088
Municipal savings banks (3)	11	45,390,983	32,739,290	36,580,904
Rural savings banks (4)	5	1,710,382	1,165,454	1,410,313
Credit firms (5)	5	3,092,408	-	2,683,570
Total (6)	47	611,644,352	415,008,728	406,530,284
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

	As % of total Private Financial System			As % of Banking Sector
as of December 31, 2024	Assets	Deposits	Loans	Assets	Deposits	Loans
BCP Stand-alone	32.19%	32.48%	29.41%	36.16%	36.20%	34.02%
BBVA Banco Continental	18.19%	19.03%	19.11%	20.43%	21.20%	22.10%
Scotiabank Peru	11.51%	10.84%	12.09%	12.94%	12.08%	13.99%
Interbank	11.97%	12.15%	12.02%	13.45%	13.54%	13.90%
Banco Interamericano de Finanzas	3.57%	3.77%	3.58%	4.01%	4.20%	4.14%
Mibanco	2.72%	2.61%	2.98%	3.06%	2.91%	3.45%

Source: SBS

As of December 31, 2024, BCP Stand-alone ranked first among all Peruvian universal banks by assets, deposits, and loans, according to the SBS.

As of December 31, 2024, Peruvian non-state banking institutions reported total loan balances of S/254,894 million in local currency and of US$25,664 million in foreign currency (in comparison to S/252,543 million and US$26,509 million as of December 31, 2023, respectively). These figures represented an expansion in local currency loan balances of 0.9% and a contraction in foreign currency loan balances of 3.2% from December 31, 2023 (compared to contraction of 2.4% and an expansion of 3.4%, respectively, from December 31, 2022, to December 31, 2023). As a result, the dollarization of loans reached 27.5% as of December 31, 2024 (compared to 28.0% as of December 31, 2023, and 27.4% as of December 31, 2022).

As of December 31, 2024, Peru’s total amount of bank deposits was S/372,440 million, and the banking industry’s dollarization rate for deposits was 38.9% (compared to 39.1% as of December 31, 2023, and 40.6% as of December 31, 2022). It should be noted that, as part of its plan to decrease the dollarization level of loans in the Peruvian financial system and reduce the risks of currency depreciation associated with borrowing in US Dollars, the BRCP established a de-dollarization program beginning in January 2015. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru – (i) Peruvian Regulators”.

Peruvian banks’ capital ratio (regulatory capital divided by RWAs) was 17.41% as of December 31, 2024, which was above the 10.0% temporal legal minimum that became effective in July 2011 and represented an increase of 94 basis points from the capital ratio reported as of December 31, 2023 (16.43%). As of 2023, the ratio increased by 198 basis points from a ratio of 14.45% as of December 31, 2022.

Peru’s loan portfolio quality indicators generally improved in 2024. As of December 31, 2024, the internal overdue ratio reached 3.75%, 56 bps below than the ratio reported as of December 31, 2023 (4.31%). As of 2023, the ratio had increased 36 bps compared to December 31, 2022 (3.95%). Also, the internal overdue, refinanced, and re-structured loans over total loans ratio was 5.72% as of December 31, 2024, 67 basis points lower than the 6.39% ratio reported at year-end 2023. Similarly, the coverage ratio of Peru’s internal overdue loan portfolio was 156.10% as of December 31, 2024 (compared to 144.64% as of December 31, 2023, and 148.46% as of December 31, 2022).

The liquidity of the Peruvian banking system remained at moderately high levels. As of December 31, 2024, the local currency liquidity ratio and the foreign currency liquidity ratio were 29.59% and 56.09%, respectively (compared to 30.54% and 44.12% in 2023, and to 26.96% and 48.01% in 2022, respectively). These liquidity ratio levels were well above the minimums required by SBS regulations, which were 8% for local currency and 20% for foreign currency as of December 31, 2024.

(ii) Other financial institutions

BCP Stand-alone also faces strong competition from credit providers other than banking institutions, primarily with respect to consumer loans and SME-Pyme loans. SME- Pyme loan providers from non-bank financial institutions lent S/36.22 billion to borrowers in 2024, compared to S/33.22 billion in 2023, according to the SBS. In 2024, overall SME-Pyme loans to customers of non-bank financial institutions represented 43.03% of the total loans in the Peruvian financial system (compared to 55.82% in 2023).

Consumer loan providers from other financial institutions lent S/15.5 billion to borrowers in 2024, compared to S/16.4 billion in 2023, according to the SBS. In 2024, overall loans to consumers of other financial institutions represented 17.8% of total loans in the financial system (compared to 18.2% in 2023).

 (iii) Recent Competitive Developments

In recent years, several foreign companies have shown interest in entering the Peruvian universal banking market, while financial companies already in Peru have taken steps to expand operations and develop new businesses. In addition, non-traditional players, such as fintech and startup companies, began to operate in the financial sector in recent years. These new strong competitors may adversely affect our results, as they provide similar products and services. In particular, the following authorizations and applications from and to the SBS, as well as the following recent regulations, may be significant to our competitive environment in Peru:

(1)
In July 2022, through Resolution No. 02192-2022, the SBS approved the dispositions for the application of policies, procedures, and monitoring of maximum interest rates for consumer loans and small and microenterprise of the Usury Law Regulation (Law No. 31143).

(2)
On January 2023, MercadoPago Perú S.R.L. was registered by the BCRP as a payment facilitator entity, allowing it to affiliate merchants to the card payment system, offer POS to clients, and transmit or process card payment orders and /or participate in the process of settlement to the merchants affiliated. On February 2024, the Register of Entities with Payments by Card agreement form was completed, in accordance with BCRP requirements. On July 2024, MercadoPago enabled a Yape Payment button. This button allows clients of merchats afilliated to MercadoPago to pay their products using Yape.

(3)
In September 2023, Rappicard ceased operations. Financial products developed in alliance with Interbank under the Rappibank brand ended their operation in Peru by mutual agreement between the parties. This represents a decrease in the number of competitors within the credit card business.

(4)
In April 2024, Law N° 32002, persons affiliated to the Private Administration Fund System (SPP) could withdrawal up to 4 UIT. The amount of the withdrawal could be up to S/ 20,600.00 peruvian soles from their individual accounts. Normally, these funds are only available after retirement.

(5)
In May 2024, through Law N° 32027, dependent workers were allowed to withdraw their severance indemnity deposits (CTS) that they have on financial entities, throughout all 2024. On regular conditions, such funds are only disposable when a person become unemployed. The withdrawal could be up to 100% of their accumulated severance indemnity deposits on the date of withdrawal.

(6)
In June 2024, through SBS Resolution No. 2286-2024, the SBS modified the current regulation for credit and debit cards, to establish new security measures for card’s users. This includes the obligation to provide a secret code (PIN) to authorize transactions.

(7)
In October 2024, Bitel, which is a telecommunications company, launched BiPay, a platform that supports financial inclusion by distributing digital money issued by the Central Reserve Bank of Peru (BCRP) among unbanked rural population.

(8)	In December 2024, the SBS authorized:
a.	the acquisition of 100% of the shares that Scotiabank Perú holds in Crediscotia Financiera by Banco Santander España.
b.	the operations of Prex as the first 100% digital regulated credit company in Peru.

(9)
In December 2024, Bnka, the European fintech specialized in solutions for migrants, announced its expansion to Peru, incorporating the option of operating with soles and an interoperability system with the local financial system. The platform facilitates money management among migrants, helping them overcome the barriers they face when accessing international financial services.

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

5.2.1 Peruvian microfinance system

As of December 31, 2024, the Peruvian microfinance system is mainly regulated by the SBS and is comprised of entities that vary in size, client segments, and ambit of geographic action: one bank, which is Mibanco; nine financial firms, twelve municipal savings banks, five rural savings banks and six development entities for small and microbusinesses (Edpymes). The Peruvian microfinance system also includes 240 savings and loan associations (Cooperativa de Ahorro y Créditos or COOPACS by its Spanish initials), which have small portfolios and target specific geographic areas.

As of December 31, 2024, the Peruvian microfinance system (excluding COOPACS) represented around 63% of the total entities regulated by the Peruvian financial system, with microfinance loans totaling approximately S/67.2 billion (16% of Peruvian Financial System). As of December 31, 2024, according to the SBS, microfinance customers represented 55% of borrowers in the regulated Peruvian financial system.

	Peruvian Microfinance System as of December 2024
	Number of entities	Assets (Soles in thousands)	Loans (Soles in thousands)	Deposits (Soles in thousands)
Multiple banking	1	16,663,773	12,131,663	10,843,664
Financial firms	9	17,094,208	14,364,088	8,663,937
Municipal savings banks	11	45,390,983	36,580,904	32,739,290
Rural savings banks	5	1,710,382	1,410,313	1,165,454
Credit firms	5	3,092,408	2,683,570	-
Savings and loan associations (COOPACS) (1)	240	N/A	N/A	N/A
Total	271	83,951,754	67,170,538	53,412,345

(1)	In 2019, SBS began overseeing COOPACS but there is still no financial information about them available.
Source: SBS

According to the SBS, as of December 31, 2024, Mibanco led the Peruvian market for loans in the micro business segment and ranks second in the small business segment regulated by the SBS, with shares of 27.3% and 11.8% respectively (compared to 19.0% and 20.3%, respectively, as of December 31, 2023 and 23.0% and 21.8%, respectively, as of December 31, 2022). The lower participation in the small business segment is a consequence of SBS resolution No. 2368-2023, which establishes new criteria, such as the incorporation of the level of sales or income for all business loans, in the classification of loans, which came into force in October 2024, and caused many medium-sized business clients to now be classified as small businesses.

Municipal savings banks are important players in the microfinance system in Peru. In 2024, 11 municipal savings banks were operating and represented 54% of the total loans at year-end. The business model used by municipal savings associations is similar to the traditional relational model used by Mibanco, which conducts an on-site cash flow assessment of the customer. The municipal savings associations operate in municipal government ambits, and as such, their ability to innovate and modify products and processes is limited by the existence of multiple layers of approval.

In 2024, the Peruvian economy began to recover from the contraction registered last year, which was generated by adverse climatological shocks, social protests and a decrease in business confidence. For these reasons, Mibanco continued with a restriction on the offer of credits in the first semester of 2024 but began to drive loan growth particularly in smaller-ticket, higher-yield loans (under S/20,000) in the second semester of the year when signs of economic recovery were clearer. This recovery was attributable to an improvement in business confidence; better prices for mining exports; fiscal stimulus via growth in public investment; and moves by the Central Bank to ease monetary conditions once inflation returned to the target range. In this context, Mibanco prioritized healthy growth through prudent risk management and worked to maintain portfolio quality, in accordance with our appetite for risk, and its internal overdue loan coverage ratio was 115.3% in IFRS as of December 31, 2024. In Peruvian GAAP, as of December 31, 2024, Mibanco’s internal overdue loan coverage ratio was 126.2% and the average for municipal savings banks was 137.9%. Mibanco’s global capital ratio was 19.4% at year-end 2024, which exceeded the 13.9% global capital ratio reported by municipal savings banks at year-end 2024. Furthermore, in 2024, the ROE for Mibanco was 12.1%, which exceeded the 8.0% ROE collectively reported by the municipal savings banks system.

Recent competitive developments

The most relevant news and developments in the Peruvian microfinance sector from 2022 to 2024 were:

(1)
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

(2)
In July 2022, through Resolution No. 02192-2022, the SBS approved the dispositions for the application of policies, procedures, and monitoring of maximum interest rates for consumer loans and small and microenterprise of the Usury Law Regulation (Law No. 31143).

(3)
In August 2022, the global capital limit changed from 8.0% to 8.5%, after the previous relaxation of operating limits in the Banking Law (Urgent Decree No. 037-2021) associated with the Equity Strengthening Program for Institutions Specialized in Microfinance was terminated by Urgent Decree No. 003-2022.

(4)
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

(5)
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

(6)
In August 2023, SBS intervened in Caja Raiz due to a significant deterioration in its solvency. Rural savings associations and cooperatives were the most affected by the pandemic, subsequent recession, and adverse economic environment in 2023, given that a large tranche of their portfolio is comprised of microbusinesses and small companies.

(7)
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

(8)
In July 2024 and September 2024, SBS intervened Caja Sullana and Financiera Credinka, respectively. Both institutions were included in the program to strength equity for microfinances institutions that allowed SBS to transfer assets, liabilities and customers to Caja Piura and Caja Arequipa via auction. The closure of both institutions occurred due to a significant deterioration in solvency as a result of constant financial losses in recent years due to deficiencies in risk management, both in its credit granting policy and in its internal control system, which were aggravated by the pandemic, subsequent recession, adverse economic environment and climatological phenomena in 2023.

5.2.2          Colombian microfinance system

The Colombian microfinance system is regulated by the SFC. As of December 2024, Colombian microfinance institutions represented around 22% of the total entities regulated by the Colombian financial system, with microfinance loans totaling approximately 22.1 billion Colombian pesos. Mibanco Colombia, which belongs to the Multiple Banking sector, was ranked third in the microfinance system with a market share of 15% of loans in this segment according to the SFC. Microfinance institutions reported a presence in 1,104 municipalities (100% of total municipalities in the country) and 52% of the microentrepreneurs were women, according to the Association of Microfinance Institutions of Colombia (or Asomicrofinanzas by its Spanish initials).

	Colombian Financial System in December 2024
	Number of entities	Assets (Pesos in millions)	Deposits (Pesos in millions)	Loans (Pesos in millions)	Microfinance Loans (Pesos in millions)
Multiple banking	30	998,265,522	661,112,355	677,712,006	19,208,118
Financial corporations	6	31,401,510	8,693,376	0	0
Finance company	14	24,919,905	15,567,001	14,853,814	647,516
Financial cooperatives	4	4,898,576	3,054,114	4,275,367	1,045,398
Microfinance institutions	15	N/A	N/A	N/A	1,177,316
Total	69	1,059,485,513	688,426,846	696,841,187	22,078,348
Source: SFC and Asomicrofinanzas

Recent competitive developments

The most relevant new developments in the Colombian microfinance sector from 2022 to 2024 were:

(1)
In March 2023, via decree (decreto) 455, new lending modalities were created and interest rates on these products must now be certified by the Financial Superintendence of Colombia. The new modalities were popular loans for rural production (crédito popular productivo rural); popular loan for urban production (crédito popular productivo urbano); rural production loan (crédito productivo rural); urban production loan (crédito productivo urbano); and higher-ticket production loan (crédito productivo de mayor monto). Differentiated certifications were implemented for current interest, which led rates on Microloan disbursements to drop significantly.

(2)
In December 2023, via decree (decreto) 2120, the program "CREO, un crédito para conocernos" was created to benefit the agricultural and non-agriculture sector of the popular economy by offering access to low-ticket loans that require no co-signers or collateral; tenures are up to 24 months. The government is betting on La Economía Popular to drive the country’s economy by promoting financial inclusion with the support of Bancoldex and the Fondo Nacional de Garantías.

(3)
In February 2024, the Financial Superintendence of Colombia (SFC) issued External Circular 004, establishing the basic legal and technological framework for the implementation of open finance in the country. This regulation calls upon financial entities -including banks, fintech’s and other institutions- to enable standardized and secure access to clients’ financial data with explicit consumer consent. Despite these advancements, the regulatory framework for open finance in Colombia remains under development. However, the adoption of open finance is expected to empower consumers to control their financial information, facilitating tailored financial products and services, thereby promoting innovation and competition in the financial sector. For Mibanco Colombia and the overall microfinance sector, this regulation encourages innovation in credit scoring models, fosters more efficient customer onboarding processes and partnerships with digital platforms.

(4)
In May 2024, through Decree 654, the government modified the structure of the National Fund for Guarantees (FNG) to optimize operations and help the organization adapt to the needs of the market.  FNG and the entities grouped together under Asomicrofinanzas agreed, under the Credit Pact, to finance around 1.9 million Colombians to support FNG’s goal to increase the lending inclusion indicator from 35.3% to 40% in 2026.

(5)
In August 2024, the Colombian Government reached an agreement with the banking sector known as the “Credit Pact.” Under this pact, financial entities, including Mibanco Colombia, committed to channeling 55 billion Colombian pesos to five strategic economic sectors over a period of 18 months. The prioritized sectors include housing, manufacturing, agriculture and livestock, the popular economy, and tourism.  The main objective is to jump-start the economy and facilitate access to credit in traditionally unserved areas. Loan disbursements rose by 26% under the Credit Pact as of December 2024. These disbursements were concentrated in prioritized sectors to reactivate the country’s economy and boost financial inclusion.

(6)
In October 2024, the Fundación Grupo Social, owner of Banco Caja Social, announced that it had acquired 51% of the shares of Banco W, which specializes in microfinance. Fundación WWB Colombia retained the remaining 49%. This transaction is pending approval from the Superintendency of Finance of Colombia, so for the time being the companies have announced that they will continue to operate independently and will maintain their strategies and product portfolios.

5.3 Insurance & Pensions

5.3.1          Grupo Pacífico

The Peruvian insurance market, which includes P&C, life, and corporate health insurance market, is comprised of 17 active companies, of which 8 are dedicated to P&C and lifelines, 6 are dedicated exclusively to P&C and 3 are dedicated exclusively to life. According to the SBS and SUSALUD, as of December 31, 2024, four companies (Rimac, Grupo Pacífico, La Positiva and Mapfre) represented a combined 80.1% market share in terms of written premiums, and the leading two companies had a combined market share of 56.1%.

In 2024, Grupo Pacífico was the second-largest insurance company in Peru in terms of written premiums, with a consolidated market share of 26.8% (compared to 26.8% in 2023), according to the SBS and SUSALUD. Grupo Pacífico had a 9.5% written premium increase from 2023 to 2024, which was higher than the Peruvian average growth of 9.3%, which we believe is due to its efficient management. As a result, Grupo Pacífico remains the largest insurance company in the life and health insurance markets with 26.6% and 43.6% of market share, respectively, according to the SBS and SUSALUD. The following table lists the Peruvian market share of each of the top six insurers by annual written premiums in 2024:

Market Share by Annual Written Premiums (1)	2022	2023	2024
1. Rimac	30.7%	30.5%	29.3%
2. Grupo Pacífico	26.5%	26.8%	26.8%
3. Mapfre	12.9%	12.9%	12.3%
4. La Positiva	11.1%	11.9%	11.8%
5. Interseguro	5.6%	4.9%	5.3%
6. Cardiff	2.8%	2.8%	2.3%
Annual Written Premiums (Soles in millions)	21,703	23,437	25,623
Source: SBS + SUSALUD
(1)	P&C + Life + Corporate Health Insurance Businesses

We believe Grupo Pacífico has a relatively well-diversified product portfolio, with a composition comparable to that of the overall Peruvian insurance industry. In contrast to the Latin-American region, Peru maintains a low insurance penetration level: as of December 31, 2024, the region has an insurance penetration level of 3.0%, while Peru’s was 2.2% in 2024, according to the SBS and BCRP.

In 2024, the Peruvian insurance market registered an increase of 9.3% in terms of total direct premiums (S/25,622 million compared to S/23,437 million in 2023) due to general risks, particular annuities and D&S businesses. This growth rate was higher than that of the nominal gross domestic product (GDP), which increased 8.4% in the same period. The increase in direct premiums comes from the life segment, for which production increased 14.4% from 2023 to 2024, and to P&C segment, for which production increased 4.1% from 2023 to 2024.

 Life and P&C insurance market

In 2024, total written premiums in the Peruvian life and P&C insurance sectors increased 9.5% compared to 2023, higher than the 8.1% increase from 2022 to 2023 (after an increase of 5.9% from 2021 to 2022). Written premiums in the Peruvian life and P&C insurance market totaled S/22,186 million in 2024, higher than S/20,266 million registered in 2023, and higher than S/18,746 million registered in 2022. Total written premiums in the Peruvian life insurance business increased 14.4% from 2023 to 2024 (after an increase of 8.0% from 2022 to 2023), and those in the Peruvian P&C business grew 4.1% from 2023 to 2024 (after an increase of 8.2% from 2022 to 2023), according to the SBS. For comparison, in 2024, Peru’s GDP increased 3.3%, according to the BCRP.

According to the SBS, in 2024, Grupo Pacífico’s written premiums in Peru’s consolidated life and P&C businesses were 24.2% of the Peruvian market, compared to 24.2% in 2023 and 23.7% in 2022. Grupo Pacífico’s written premiums in 2024 were the second largest of any company in Peru’s consolidated life and P&C insurance market.

Life Insurance market

In 2024, written premiums in Peru’s life insurance market totaled S/12,040.6 million, which represents an increase of 14.4% from 2023, according to the SBS. This was mainly attributable to Annuities (which increased 38.9% from 2023), Individual Life (which increased 22.6% from 2023), and to Credit Life (which increased 4.4% from 2023).

According to the SBS, Grupo Pacífico had the largest market share in the Peruvian life insurance market by written premiums (26.6%) in 2024, which was lower than its market share of 27.5% in 2023. In 2024, Grupo Pacífico’s written premiums increased 10.8% from 2023, lower than Peru’s average growth of 14.4%. The increase in Grupo Pacífico’s written premiums was primarily attributable to Annuities, which increased 62.6% from 2023 due to higher sales in the partifular product; Credit Life, which increased 19.8% from 2023 driven by an increase in sales of Bancassurance and Alliance channels; and Individual Life, which increased 18.7% from 2023 due to higher sales in single premiums.

P&C Insurance market

In 2024, the written premiums of Peru’s P&C insurance market totaled S/10,145.5 million, which represents an increase of 4.1% from 2023, according to the SBS. This result was primarily attributable to P&C risks due to earthquake insurance premiums (which increased 11.5% from 2023), surety insurance (which increased 15.1% from 2023), civil liability insurance (which increased 12.6% from 2023), and fire risk insurance (which increased 6.6% from 2023); cars premiums (which increased 3.0% from 2023), and SOAT (which increased 3.1% from 2023).

According to the SBS, Grupo Pacífico had the second largest market share in Peru’s P&C sector (21.3%) in 2024, which is higher than its 20.7% market share in 2023. Grupo Pacífico’s written premiums increased 7.4% from 2023, which is higher than Peru’s average growth rate of 4.1%. The increase in Grupo Pacífico’s written premiums was mainly driven by P&C risks premiums (which increased 10.1% from 2023), due to civil liability insurance premiums, fire risk, and theft insurance for credit cards; SOAT (which increased 69.7% from 2023), due to higher sales in Yape, Medical Assistance (which increased 3.4% from 2023) due to higher sales in oncological products, and cars premiums (which increased 3.7% from 2023), through higher premium subscriptions in the bancassurance, brokers and digital channels.

Corporate Health Insurance and Medical Services market

According to SUSALUD, in 2024, written premiums in Peru’s health insurance market totaled S/3,436.7 million, which represented an increase of 8.4% compared to the previous year. Based on figures from SUSALUD, Grupo Pacífico had Peru’s largest market share in the health insurance market in 2024 (43.6%, compared to 43.1% in 2023).

5.3.2          Prima AFP

As of December 31, 2024, there are four companies in the PPS, including Prima AFP.

According to the SBS, assets under management in the PPS reached S/107.0 billion, of which Prima AFP managed S/32.1 billion, which represented a market share of 30.0%, similar to 2023 (30.0%) and 2022 (30.1%).

As of December 31, 2024, the PPS reached 9.8 million affiliates, of which 2.3 million were Prima AFP’s customers, representing a market share of 23.9%. Collections in the PPS in 2024 reached S/16.1 billion, of which S/4.3 billion was collected by Prima AFP, representing a market share of 26.5%.

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

The following table shows the PPS tender processes held to date and their respective winners:

No.	Date Held	Period	Winner
-	September 2012	October 2012 – May 2013	Prima AFP
1st	December 2012	June 2013 – May 2015	AFP Habitat
2nd	December 2014	June 2015 – May 2017	AFP Habitat
3rd	December 2016	June 2017 – May 2019	Prima AFP
4th	December 2018	June 2019 – May 2021	AFP Integra
5th	December 2020	June 2021 - May 2023	AFP Integra
6th	December 2022	June 2023 - May 2025	AFP Integra
7th	December 2024	June 2025 - May 2027	Profuturo AFP

5.4 Investment Management and Advisory

Asset Management

In Peru, we compete in the mutual funds market (where we maintain leadership with a 33% market share), investment funds, and mandates with Fund Management Companies belonging to the main financial groups operating in the country (such as BBVA Fondos, Interfondos, Scotia Fondos), and non-banking Fund Management Companies with local and regional operations (such as Compass, Fondos Sura, Larrain Vial). This includes managing funds and mandates investing in traditional, alternative, and structured products.

In Colombia, we compete in the collective investment funds market (with a 10% market share), private equity funds, and investment trusts that primarily invest in traditional and alternative assets with local stockbrokers and fiduciaries, such as BBVA AM, Alianza, Valores Bancolombia, Corredores Davivienda, Ashmore and BTG. Regarding voluntary pension funds, we compete with major mandatory pension funds and some fiduciaries; notable competitors include Protección, Porvenir, Colfondos, Skandia, and Alianza.

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

Capital Markets

Through the Capital Market, we operate in the Securities Brokers and Intermediaries sector, which comprises establishments primarily engaged in the buying, selling, and brokerage of securities (secondary market), as well as the placement of securities issuances (primary market).

In capital markets, our brokerage house in Peru held the second largest market share in equities (22.3% of traded value) and the largest in fixed income (49.5% of traded volume), excluding the volumes outside of the stock market, according to the BVL. Similarly, our brokerage company in Colombia held the largest market share among brokers in equities (21.5% of traded value) and the largest in fixed income (23.8% of traded volume) according to the Colombian Stock Exchange.

In Chile, we held the seventh largest market share in equities (5.1%) and the fifth largest in fixed income proprietary accounts (6.08%), in terms of traded volume, according to the Santiago Stock Exchange.

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

(6) Supervision and regulation

6.1 Credicorp

Credicorp Ltd. is a tax-exempted company located in Bermuda. Credicorp maintains a presence and conducts its activities in Peru, Cayman Islands, Bolivia, Colombia, Chile, Mexico, Panama, the United States, and Luxembourg through its different LoBs and subsidiaries.

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
(c)
for banks using the SBS standardized approach method, the generic loan loss provision up to 1.25% of total credit Risk Weighted Assets (RWAs); or, alternatively, for banks using the internal ratings-based (IRB) method, the generic loan loss provision up to 0.6% of total credit RWAs (pursuant to Article 189 of Law No. 26702); and half of the amount referred to in “Deductions” below. Tier 3 capital comprises consolidated redeemable subordinated debt that is incurred with the sole purpose of covering market risk.

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

Financial System Consolidated Group

Article 5-A of SBS Resolution No. 03004-2023 sets forth the capital requirements for the financial system consolidated group. The CET1 Capital requirement will be equal to or greater than the sum of 45% of the financial system consolidated group capital requirement, including 100% of combined buffers. The Tier 1 Capital requirement will be equal to or greater than the sum of 60% of the financial system consolidated group capital requirement, including 100% of combined buffers. The total capital requirement will be equal or greater than the sum of 100% of the financial system consolidated group capital requirement, including 100% of combined buffers and 100% of the additional risk buffer. Combined buffers are the sum of the conservation buffer, the economic cycle buffer and concentration risk buffer. Additional risk buffer refers to credit concentration risk.

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

Financial Group

Article 9 of SBS Resolution No. 03004-2023 sets forth the capital requirements for the financial group. The CET 1 Capital requirement will be equal to or greater than the sum of 45% of the financial group capital requirement, including 100% of combined buffers. The Tier 1 Capital requirement will be equal to or greater than the sum of 60% of the financial system consolidated group capital requirement, including 100% of combined buffers. The total capital requirement will be equal to or greater than the sum of 100% of the financial system consolidated group capital requirement, including 100% of combined buffers and 100% of the additional risk buffer. Combined buffers are the sum of the conservation buffer, the economic cycle buffer and concentration risk buffer. Additional risk buffer refers to credit concentration risk.

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

The BCRP's recent rate-cut cycle has reduced the monetary policy interest rate from a historical high of 7.75% to 4.75% as of January 2025 (in February, March and April 2025 the rate was kept unchanged). This cycle began with a 25-basis point cut in September 2023, followed by five consecutive 25 basis point cuts until February 2024. In March 2024, the BCRP continued to ease its policy stance but slowed the pace of cuts by pausing. This more gradual approach was due to the persistence of core inflation around the upper limit of the target, uncertainty regarding the start date of rate cuts by the U.S. Federal Reserve, and, in the last months of the year, a reference rate approaching its neutral level. The following table summarizes the reference interest rate changes from January 2022 to January 2025:

Changes in BCRP's reference interest rate (January 2022 – January 2025)
Date Held	Rate
January 2022	3.00%
February 2022	3.50%
March 2022	4.00%
April 2022	4.50%
May 2022	5.00%
June 2022	5.50%
July 2022	6.00%
August 2022	6.50%
September 2022	6.75%
October 2022	7.00%
November 2022	7.25%
December 2022	7.50%
January 2023	7.75%
September 2023	7.50%
October 2023	7.25%
November 2023	7.00%
December 2023	6.75%
January 2024	6.50%
February 2024	6.25%
April 2024	6.00%
May 2024	5.75%
Agosto 2024	5.50%
September 2024	5.25%
November 2024	5.00%
January 2025	4.75%

Additionally, the BCRP is also responsible for managing the liquidity in the financial system so that the interbank rate stays close to the reference rate. Policy instruments include (i) market instruments, (ii) discount window instruments and (iii) reserve requirements.

(i)	Market instruments

To remove liquidity from the financial system

BCRP Deposit Certificates (BCRP CD): BCRP CDs are used to regulate the liquidity of the financial system through the sterilization of banks’ surplus liquidity. They are issued through an auction mechanism for terms of between one month and three years. As of December 2024, the aggregate value of outstanding BCRP CDs was S/36.6 billion.

BCRP Adjustable Deposit Certificates (BCRP CDRs): In addition to sterilizing banks’ surplus liquidity, BCRP CDRs target the reduction of depreciation pressures on the USDPEN exchange rate as the certificate is readjusted subject to the variation in the exchange rate between the issue date and maturity date. The aggregate outstanding value of BCRP CDRs declined from S/7.8 billion in February 2021 to zero in May 2022. It increased afterwards in October 2023 to S/ 2.1 billion. As of December 2024, the aggregate value of outstanding BCRP CDRs was zero.

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

BCRP Deposit Certificates at variable rate (BCRP CDVs): The yield of BCRP CDVs is subject to adjustment based on the reference interest rate or the overnight interbank index, as determined by the BCRP. BCRP CDVs are used to sterilize liquidity in an environment of high uncertainty about future interest rates that reduces BCRP CD demand. Due to a macroeconomic environment characterized by high inflation and high interest rates, the instrument was used extensively starting in August 2021. Since June 2023, however, there have been no outstanding BCRP CDVs.

BCRP Term-deposits (BCRP DPs): BCRP DPs were created in 2010 in a context of significant short-term capital inflows to remove liquidity from the system when it replaced the issuance of BCRP CDs with terms of one month or less with BCRP DPs. In December 2024, the aggregate value of outstanding BCRP DPs was S/6.0 billion.

To inject liquidity into the financial system

Reverse-repo: Through reverse repurchase agreements (repos), the BCRP can buy from financial system entities, with the commitment that those entities repurchase on an agreed date, all the CDs issued by the BCRP, treasury notes and treasury bonds issued in Soles. This is done through an auction mechanism, and the regular terms of these transactions are between one business day and one week. Since 2008, reverse-repo transactions in US Dollars have been authorized as a way to inject liquidity in US Dollars. In April 2020, pension funds were authorized to participate in these transactions in the case of securities issued by the Republic of Peru that are registered in CAVALI. In December 2024, the value of outstanding reverse-repos was S/8.6 billion.

Credit-repo transactions: In April 2009, the BCRP was authorized to purchase credit portfolios temporarily represented in securities. In May 2020, the Peruvian government, through Legislative Decree No. 1508, created a program for the guarantee of credit portfolios of financial entities to provide liquidity support. The size of the program was S/7 billion and could be expanded up to an additional 20%. Under this framework, in May 2021, through Circular No. 011-2021-BCRP, the BCRP created credit-repo transactions with a government guarantee for liquidity support. The value of outstanding credit-repo transactions in December 2024 was S/2.3 billion.

Government-backed credit repo transactions: Government-backed credit repo transactions were introduced in April 2020 under the Reactiva Peru Program framework. These transactions were part of the policies implemented to mitigate the negative economic impact of the COVID-19 pandemic. In these transactions, the entities involved (banks and other financial companies) sell to BCRP securities representatives of credits guaranteed by the Peruvian government, receive Soles and, at the same time, agree to repurchase those securities at a future date. The BCRP determines the rate it will charge for the funds and the allocation variable is the maximum interest rate that entities are willing to charge for these guaranteed credits. The BCRP adjudicates the auctioned funds starting with the bids that have the lowest rate. In this way, it encourages lower credit rates that are ultimately determined through market mechanisms. The outstanding value of government-backed credit Repo transactions reached a peak of S/50.7 billion in December 2020 and has decreased since then to S/1.3 billion in December 2024.

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

Reduce FX volatility

Buy-sell US$ in the spot market: The BCRP intervenes in the exchange rate market at its discretion to reduce PEN volatility. These interventions are sterilized by other monetary operations to keep the interbank interest rate around the reference level. In 2022, the BCRP sold US$1.2 billion in the spot market, equivalent to 10% of 2021 net sales, with the intervention concentrated in the second half of 2022. In 2023, the monetary authority barely intervened in the spot market selling US$81 million, while in 2024, it sold US$318 million centered in the first half of the year.

FX swaps: Foreign exchange swaps were initiated in 2014 to reduce exchange rate volatility generated by pressures in the derivatives market. With an FX swap sell, the BCRP provides exposure to the exchange rate by committing to pay a fixed rate in foreign currency plus the exchange rate variation, in exchange for receiving an interest rate in domestic currency that can be variable or fixed. With this transaction, the parties typically exchange only net payments rather than the full nominal amounts. As of December 2024, the BCRP’s stock of FX swaps sell was S/48.3 billion, lower than the 2024 peak of S/57.8 billion (reached in April) but higher than the S/45.2 billion stock at the end of 2023.

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

Purchase of Treasury bonds in domestic currency: Initially, in November 2022, when they started buying treasury bonds, the objective was to reduce its volatility caused by uncertainty in global financial markets and the sales by pension funds due to the withdrawal of pension fund accounts approved by Peru’s congress. Now, it is also used as a mechanism to inject liquidity. According to the December 2024 BCRP inflation report, the amount of net sovereign bonds purchased as of November 29 was S/2.4 billion, below the legal limit of 5% of the monetary base of the previous year (S/4.5 billion). The outstanding of purchases between 2020 and 2024, as of November 29, was S/ 13.2 billion.

Overnight deposits: Overnight domestic and foreign currency deposits (deposits repaid the next business day) of financial entities were established in 1998 and are used to remove the excess liquidity at the end of the day. The daily average of overnight deposits by financial institutions in December 2024 was S/352 million in domestic currency and US$6,730 million.

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

Additionally, the BCRP increased the minimum legal reserve requirement rate to 4.50% in November 2021, to 4.75% in December 2021 and to 5.00% in January 2022. Later, further gradual increases were to 5.25% in February 2022, 5.50% in March 2022, 5.75% in April 2022 and 6.0% in May 2022, with the objective of complementing the reference interest rate hiking cycle and have a better control of liquidity. Conversely, as the Central Bank started easing its monetary policy stance by lowering the interest rate, in March 2024 the Central Bank lowered the minimum legal reserve requirement rate to 5.50% and established an applicable rate of 5.50% on general TOSE. Banks can have excess funds which the BCRP remunerates. By December 2024, the average effective reserve requirement ratio for domestic currency was 5.6% (2023: 6.1%, 2022: 6.2%).

Regarding reserve requirements in foreign currency, according to the BCRP, in a context of partial dollarization, this tool has constituted an important support for financial system liquidity as its rate is higher than the one in domestic currency, due to the greater liquidity risk implied by intermediation in foreign currency. Since July 2018, the marginal rate has been 35%. Furthermore, to reduce credit dollarization, the BCRP imposes additional US dollar reserve requirements on financial institutions based on limits to the credit balance in US dollars for total credit, as well as mortgage and vehicle loans. This was suspended between April 2020 and April 2021. Additionally, in June 2023 the reserve rate for obligations with terms less than two years with foreign financial entities was increased from 9% to 35% starting July 2023, while the additional reserve requirements corresponding to the evolution of total loans in foreign currency were updated. During 2024, no changes were introduced to foreign currency reserve requirements. Thus, by December 2024, the average effective reserve requirement ratio for foreign currency was 35.5% (2023: 35.7%, 2022: 34.7%).

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

National Institute for the Defense of Competition and the Protection of Intellectual Property (INDECOPI)

INDECOPI regulates the protection of the consumer’s rights in the Peruvian Consumer Protection Code. INDECOPI has the authority to issue fines to financial institutions if they violate the laws and regulations regarding protection of the consumer rights. INDECOPI also protects brands, creations and inventions, and look up for the proper functioning of the market, sanctioning acts of deception and unfair competition.

Peruvian Data Privacy Authority (ANPDP)

The ANPDP regulates the protection of personal data in Peru. The primary governing regulation for the ANPDP is Peruvian Data Privacy Law and Peruvian Data Privacy Regulation. ANPDP has the authority to issue fines to financial institutions that violate the laws and regulations regarding personal data protection.

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

Peru’s Law No. 26702 [the General Law of the Financial, Insurance and Private Pension Administrators (AFP) and Organic Law of the Superintendency of Banking, Insurance and AFPs] and Law No. 29946, Ley del Contrato de Seguro (the “Peruvian Insurance Contract Law”), which are discussed below, are the main laws governing insurance companies and insurance in Peru. The SBS is the government agency charged with the supervision and regulation of all insurance companies. The incorporation of an insurance company requires prior authorization from the SBS. Also, the SMV supervises and regulates insurance companies through Peru’s Law No. 26126 and its amendments.

On May 27, 2013, Insurance Law No. 29946 became effective. Law No. 29946 governs all insurance contracts, except for those that are expressly governed by other regulations. It substantially changes how insurance policies are offered by insurance companies, regulates the information provided by the insured, and includes changes to termination and arbitration clauses included in insurance contracts. Law No. 29946 also provides a list of terms and conditions that cannot be included in any insurance contract and ensures that any changes in the contract can only be made if 45 days' notice is given to the policyholder prior to renewal of the policy. Other measures include restrictions on the duration and renewal of contracts, consumer protection rules, and regulations governing how to address non-payment of premium installments required under insurance contracts.

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

Peru also has numerous mutual housing associations, municipal savings and credit associations, savings and credit cooperatives and municipal credit bureaus. Over the past years, the entry of new participants, including foreign banks and non-bank financial institutions, has increased the level of competition in Peru.

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

In December 2022, the pending resolutions referred to in the amendments to the Banking Law 26702 – established by Legislative Decree 1531 on March 2022 – were published (SBS N°03950-2022, SBS N°03951-2022, No. 03952-2022, No. 03953-2022, No. 03954-2022 and No. 03955-2022). Below we highlight the main changes defined in this set of resolutions:

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

In June 2023, the SBS published Resolution 02192-2023, which modified the schedule of solvency requirements established by Resolution 3952-2022 and proposed the new following schedule1:

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

In January 2024, the SBS published Resolution 00274-2024, which modified the schedule of solvency requirements established by Resolution 3952-2022 and proposed the new following schedule2:

•	Minimum Common Equity Tier 1 (CET 1): in January 2023 to 3.825%, in April 2023 to 4.05%, in September 2024 to 4.275% and in March 2025 to 4.5%.

[1]
These requirements do not consider the conservation buffer, domestic systemically important buffer, countercyclical buffer, or additional capital requirements detailed in resolutions No. 03954-2022 and No. 03953-2022.

[2]
These requirements do not consider the conservation buffer, domestic systemically important buffer, countercyclical buffer, or additional capital requirements detailed in resolutions No. 03954-2022 and No. 03953-2022.

•	Minimum Tier 1 Capital: in January 2023 to 5.1%, in April 2023 to 5.4%, in September 2024 to 5.7% and in March 2025 to 6%.
•	Minimum Regulatory Capital: in January 2023 to 8.5%, in April 2023 to 9%, in September 2024 to 9.5% and in March 2025 to 10%.

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

The limit on credit that may be extended to any single borrower varies according to the type of borrower and the collateral received. The credit limit for any Peruvian borrower is 10% of a bank’s regulatory capital, applied to both unconsolidated and consolidated records, which may be increased to up to 30% if the loan is collateralized in a manner acceptable under Law No. 26702. If a financial institution exceeds these limits, the SBS may impose a fine on the institution. As of December 31, 2022, 2023 and 2024, the 10.0% unconsolidated credit limit per borrower of BCP Stand-alone for unsecured loans was S/2,336.4 million, S/2,679.3 million and S/3,025.5 million, respectively. As of December 31, 2022, 2023 and 2024, the 30.0% credit limit for secured loans was S/7,009.3 million, S/8,037.8 million and S/9,076.5 million, respectively.

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

The interest rate cap will be calculated semi-annually based on the interest rates of consumption loans in the financial system between two and seven months prior to its validity. For the period between November 2024 and April 2025, the annual interest rate cap stood at 112.98% in domestic currency and 93.86% in foreign currency.

In December 2024, the Congress of Peru repealed this law in a first vote. This decision was motivated by the fact that the interest rate caps established by the law did not achieve the expected results. According to the Central Reserve Bank of Peru (BCRP), these caps drove low-income individuals away from formal credit, pushing them towards informal loans.

Portfolio classification requirement

In order to comply with the SBS regulation, we have a loan portfolio classified in accordance with SBS Resolution No. 11356-2008, which became effective as of July 1, 2010. For this reason, a bank's portfolio is classified into eight different categories: corporate, large companies, medium-sized companies, small companies, micro-companies. Commercial, consumer revolving, non-renewable consumer and residential mortgage loans. In October 2024, an adjustment to the regulation that modifies the criteria for categorizing customers came into force (SBS Resolution No 02368-2023), by the Corporate, Large Companies and Medium-sized Enterprises types of credit correspond only to legal entities with annual sales greater than S/5 million according to what has been reported to the tax authority or its audited financial statements; companies that do not meet these conditions are categorized as Small or Micro Enterprises according to their level of indebtedness in the Peruvian Financial System. In turn, individuals can no longer be categorized as Medium-sized Companies.

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

Risk rating requirements

Law No. 26702 and SBS Resolutions No. 672 and 18400-2010 require that all financial companies be rated by at least two risk rating companies on a semi-annual basis, in addition to the SBS’s assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity, and financial efficiency. Five risk categories are assigned, from “A” (lowest risk) to “E” (highest risk), allowing for sub-categories within each category. In September 2024, the Moody’s Local PE Clasificadora de Riesgo S.A. and Apoyo & Asociados Internacionales S.A.C. rating agencies affirmed their respective “A+” risk rating for BCP Stand-alone. In September 2024, both rating agencies affirmed their “A” risk rating for Mibanco. As of December 2024, BCP Stand-alone and Mibanco maintained the risk rating of “A+” and “A”, respectively, with both rating agencies.

Deposit insurance fund

The Peruvian Banking and Insurance Law provides for mandatory deposit insurance to protect the deposits of financial institutions by establishing the Deposit Insurance Fund for individuals, associations, not-for-profit companies, and demand deposits of non-financial companies. Financial institutions must pay an annual premium calculated and based on the type of deposits accepted by the entity and the risk classification of such entity, as rated by the SBS and at least two independent risk-rating agencies. The annual premium, as set by the SBS Resolution No. 0657-99, begins at 0.45% of total funds on deposit, for banks in the lowest risk category, and increases to 1.45%, for banks in the highest risk category. BCP Stand-alone and Mibanco are currently classified in the lowest risk category and pay at the 0.45% rate.

The maximum amount that a customer is entitled to recover from the Deposit Insurance Fund is S/121,000.00 for the period starting from March 2025 until May 2025.

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

According to a new regulation regarding actuarial management, SBS Resolution No. 3863-2016 and SBS Resolution No. 1143-2021, the actuarial function must (i) ensure the use of real and adequate parameters in both pricing and technical reserves calculation and (ii) guarantee the consistency of the results obtained. Likewise, based on the sufficiency evaluation analysis, actuarial management must propose changes in the methodologies applied in the calculation of technical or additional reserves.

Investment requirements

Under Law No. 26702 and SBS Resolutions No. 1041-2016, No. 1311-2019 and No. 2388-2021, the total amount of an insurance company’s solvency equity and technical reserves must be permanently supported by diversified assets, which may not be pledged or otherwise encumbered. The investment regulations further state that deposits in and bonds of a single financial institution together cannot exceed 7% of the total of an insurer’s solvency equity and technical reserves combined. In general, no more than 15% of an insurance company’s combined solvency equity and technical reserves may be invested in instruments (including stocks and bonds) issued by a company or group of companies. In order for an insurance company to invest in non-Peruvian securities, the securities must be rated investment grade by an internationally recognized credit rating agency and the asset class must be authorized by Peruvian SBS regulations. Securities owned by insurance companies must be registered in the Public Registry of Securities of Peru or the comparable registry of their respective country.

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

Investment limits

The SBS has set investment limits, which restrict investments in certain asset classes, economic groups, and issuers. In addition, some of these limits differ according to the fund’s risk profile. The general limits are:

•	The total amount invested in instruments issued or guaranteed by the Peruvian State cannot exceed 30% of the fund value.
•	The total amount invested in instruments issued or guaranteed by the BCRP cannot exceed 30% of the fund value.
•	The total amount invested in instruments issued or guaranteed by the Peruvian State and the BCRP overall cannot exceed 40% of the fund value; and

•
The total amount invested in instruments issued by governments, financial institutions, and non-financial institutions whose commercial activities are mostly abroad cannot exceed 50% of the fund value.

The SBS requires that AFPs ensure a minimum yield. Part of the guarantee is the obligatory reserve requirement, which is paid with resources belonging to the AFPs. The amount depends on the assets in the portfolio, but it is approximately 1% of the AFP’s funds under management.3

PPS Reforms

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

3 Since 2024, the net reserve fund profitability will be calculated by multiplying the total equity quotas for each fund by the following percentage: Fund 0 (0.70%), Fund 1 (0.85%), Fund 2 (1.00%) and Fund 3 (1.15%)

Changes to PPS in 2018

Between February and September 2018, the BCRP raised the foreign investment limit for pension funds by 0.5 percentage points per month until it reached the 50% limit set by the SBS.

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

Changes to PPS in 2023

On January 13, 2023, Law No. 31670 was published, which established a new option for retirement based on a minimum pension and created incentives to increase voluntary contributions. This new voluntary pension modality allows the affiliate to set a target pension for their retirement, which must be higher than the basic consumer basket, determined by INEI.

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

On October 6, 2023, Law No. 31888 was published, similar to Law No. 31690, but applicable to public entities.

Changes to PPS in 2024

On April 18, 2024, Law No. 32002 was published, which authorized affiliates of the Private Pension Fund Administration System to withdraw up to S/20,600 from their funds.

On September 24, 2024, Law No. 32123, the Law for the Modernization of the Peruvian Pension System, was published, creating the Comprehensive Peruvian Pension System (SIPP) to ensure pension protection for all citizens. The Ministry of Economy and Finance (MEF) has until June 18, 2025, to issue the regulations. The law will come into effect the day after the regulation is issued. The main changes of the reform are as follows:

•    Minimum pension: The Peruvian government guarantees that all members of the Private Pension System who meet certain conditions have access to a minimum pension. If members do not have sufficient accumulated funds, the government will supplement the fund to reach the minimum pension.

•    Productivity commission: Affiliates will be able to choose a new type of commission, called “productivity commission”, where the charge made by the PFA will vary depending on the positive or negative results of the fund’s profitability.

•    Market opening: The entry of new entities such as banks, insurance companies, financial institutions, municipal banks, cooperatives, among others, for the administration of pension funds is permitted.

•    Withdrawal of 95.5% of the fund: Current affiliates younger than 40 years of age and new affiliates will only be able to choose one of the available pension modalities since the withdrawal of 95.5% of the fund will no longer be an option.

•    Contribution of self-employed workers: The reform seeks to require self-employed workers to make mandatory contributions to their pension fund. It will start in three years, with a contribution rate starting at 2% of their income and increasing by 1% every two years up to 5%.

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

On February 20, 2024, ASFI established a range for fees for international transfers abroad in US dollars between 5% and 10%, applicable to transactions exceeding USD 1,000. Later, on July 23, 2024, the financial authority established another cap, of 20% for international transfers abroad in foreign currencies different than US dollars.

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

Chilean Bank Regulation – Tenpo SpA

Tenpo SpA is the main shareholder of Tenpo Technologies SpA, Tenpo Payments S.A. and Tenpo Bank Chile. Tenpo Payments S.A. and Tenpo Bank Chile (Tenpo's regulated companies) are supervised by the Comisión para el Mercado Financiero (CMF), the Chilean financial regulator responsible for overseeing, among others, banks and non-bank financial institutions. Tenpo Payments S.A. operates as a non-bank issuer of prepaid and credit cards and is subject to a regulatory framework designed to ensure the safety, transparency and integrity of payment services. Under the supervision of the CMF, Tenpo's regulated companies must comply with financial, operational, and consumer protection requirements, including the management of client funds, anti-money laundering measures, and information security standards. Tenpo Bank Chile, a newly established banking institution, is in the final stage to commence operations and, with CMF'S approval, will be the country’s first fully digital bank. Tenpo Bank has successfully obtained two of the three necessary approvals, with only the operational approval pending. Once active, it will be subject to the full prudential regulatory regime applicable to banks under Chilean law, including requirements on capital adequacy, liquidity, corporate governance, risk management and depositor protection. The CMF’s oversight aims to ensure the soundness of the banking system while promoting innovation and competition in the financial sector.

6.2.6 Panama

International Bank Regulation – BCP Panama

BCP Panama operates as a branch of BCP Stand-alone, having been officially registered in the Republic of Panama in 2002 under an international license issued by the Panamanian Superintendency of Banks (the "SBP") in accordance with Law Decree No. 9 of February 26, 1998, as amended.

Under this regulatory framework, BCP Panama is subject to periodic inspections conducted by auditors and inspectors from the SBP. These evaluations aim to assess various aspects of BCP Panama's operations, with a particular focus on its adherence to Panamanian banking laws. Notably, this includes compliance with Law Decrees No. 2 of February 22, 2008, and No. 23 of April 27, 2015, which pertain to the prevention of money laundering, terrorism financing, and the financing of proliferation of weapons of mass destruction.

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

Investment Management and Advisory – Credicorp Capital LLC.

Credicorp Capital LLC is a broker-dealer registered with FINRA and the SEC (CRD No. 136791). Credicorp Capital LLC is owned by Credicorp Capital Limited, which is wholly owned by Credicorp Ltd. Credicorp Capital LLC is headquartered at 1111 Brickell Avenue, Suite 2825, Miami, FL 33131. Credicorp Capital LLC provides brokerage services through a clearing agreement with Pershing, LLC. As of December 12, 2024, there are six registered principals at Credicorp Capital LLC, five of whom hold a Series 24 license, two hold a Series 27 license and one has a Series 4 license. At the trading desk, all registered representatives maintain Series 7 license.

Credicorp Capital LLC has an affiliated SEC investment adviser (CRD No. 290081), Credicorp Capital Advisors LLC, which is headquartered at 1111 Brickell Avenue, Suite 2170, Miami, FL 33131. Both Companies share the same Board of Directors and ownership.

(7) Selected statistical information

In the following tables, we have set forth certain selected statistical information and ratios regarding our business for the periods indicated. You should read the selected statistical information in conjunction with the information included in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results” and the consolidated financial statements (and the notes that accompany the consolidated financial statements). The statistical information and discussion and analysis given below for the years 2022 through 2024 reflect our consolidated financial position as well as that of our subsidiaries, as of December 31, 2022, 2023 and 2024 and our results of operations for the years then ended.

7.1 Average statements of financial position. Income from interest-earning assets and interest paid on interest-bearing liabilities

The tables below set forth selected statistical information based on our average statements of financial position prepared on a consolidated basis. Except as otherwise indicated, we have classified average balances by currency (Soles or foreign currency, primarily US Dollars) rather than by the domestic or international nature of the balance. For the years 2022, 2023 and 2024, the average balances are computed as the average of period-beginning and period-ending balances on a monthly basis. Any of these month-end balances that were denominated in US Dollars have been converted into Soles using the applicable SBS exchange rate as of the date of such balance. Our management believes that the stated averages are representative of our operations, and that it would be too costly to produce daily averages using daily book balances in IFRS but does not believe that the stated averages present trends in a materially different manner from those that would be presented by daily averages.

Average Statements of Financial Position
Assets, Interest Earned and Average Interest Rates (1)

	As of and for the year ended December 31,
	2022			2023			2024
ASSETS:	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate	Balance	Earned	Avg. Rate
	(in thousands of Soles, except percentages)
Interest-earning assets:
Deposits in BCRP
Soles	1,846,079	54,425	2.95%	1,421,992	48,886	3.44%	2,123,474	44,384	2.09%
Foreign Currency	23,012,886	319,395	1.39	22,622,596	916,482	4.05	28,082,604	1,173,205	4.18
Total	24,858,965	373,820	1.50	24,044,588	965,368	4.01	30,206,078	1,217,589	4.03
Deposits in other Banks
Soles	466,371	24,340	5.22	353,701	21,002	5.94	426,191	16,206	3.80
Foreign Currency	6,081,790	69,227	1.14	5,045,544	146,841	2.91	5,929,682	172,059	2.90
Total	6,548,161	93,567	1.43	5,399,245	167,843	3.11	6,355,873	188,265	2.96
Investment securities
Soles	29,425,119	1,513,647	5.14	32,516,644	1,860,597	5.72	36,768,392	1,978,505	5.38
Foreign Currency	18,016,806	502,570	2.79	17,494,284	628,730	3.59	17,872,951	681,817	3.81
Total	47,441,925	2,016,217	4.24	50,010,928	2,489,327	4.98	54,641,343	2,660,322	4.87
Total loans (1)
Soles	98,249,290	9,751,575	9.93	93,973,071	11,384,353	12.11	91,878,934	11,667,721	12.70
Foreign Currency	50,142,223	2,667,706	5.32	50,999,969	3,660,511	7.18	52,004,425	3,986,670	7.67
Total	148,391,513	12,419,281	8.37	144,973,040	15,044,864	10.38	143,883,359	15,654,391	10.88
Total dividend-earning assets
Soles	319,684	14,864	4.65	305,325	24,038	7.87	200,812	19,476	9.70
Foreign Currency	64,491	14,362	22.27	73,525	22,042	29.98	95,295	29,993	31.47
Total	384,175	29,226	7.61	378,850	46,080	12.16	296,107	49,469	16.71
Total interest-earning assets
Soles	130,306,543	11,358,851	8.72	128,570,734	13,338,876	10.37	131,397,803	13,726,292	10.45
Foreign Currency	97,318,196	3,573,260	3.67	96,235,917	5,374,606	5.58	103,984,957	6,043,744	5.81
Total	227,624,739	14,932,111	6.56	224,806,651	18,713,482	8.32	235,382,760	19,770,036	8.40
Noninterest-earning assets:
Cash and due from banks
Soles	2,963,365			2,793,182			2,753,097
Foreign Currency	2,637,554			2,495,997			2,212,880
Total	5,600,919			5,289,179			4,965,977
Allowance for direct loan losses
Soles	(6,468,723)			(6,407,643)			(6,703,442)
Foreign Currency	(1,658,855)			(1,636,324)			(1,546,473)
Total	(8,127,578)			(8,043,967)			(8,249,915)
Premises and equipment
Soles	920,802			803,396			793,622
Foreign Currency	977,511			1,048,397			1,146,069
Total	1,898,313			1,851,793			1,939,691
Other non-interest-earning assets, derivatives and other interest income
Soles	5,455,677	51,859		7,375,972	26,837		5,499,804	29,701
Foreign Currency	6,410,135	27,311		5,110,201	58,176		9,007,200	69,519
Total	11,865,812	79,170		12,486,173	85,013		14,507,004	99,220
Total non-interest-earning assets
Soles	2,871,121	51,859		4,564,907	26,837		2,343,081	29,701
Foreign Currency	8,366,345	27,311		7,018,271	58,176		10,819,676	69,519
Total	11,237,466	79,170		11,583,178	85,013		13,162,757	99,220
Total average assets
Soles	133,177,664	11,410,710	8.57	133,135,641	13,365,713	10.04	133,740,884	13,755,993	10.29
Foreign Currency	105,684,541	3,600,571	3.41	103,254,188	5,432,782	5.26	114,804,633	6,113,263	5.32
Total	238,862,205	15,011,281	6.28	236,389,829	18,798,495	7.95	248,545,517	19,869,256	7.99

(1)	Figures for total loans include internal overdue loans. Accrued interest is included.

Average Statements of Financial Position
Liabilities and Equity, Interest Paid and Average Interest Rates (1)

	As of and for the year ended December 31,
	2022			2023			2024
LIABILITIES	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Paid	Avg. Rate	Balance	Paid	Avg. Rate	Balance	Paid	Avg. Rate
	(in thousands of Soles, except percentages)
Interest-bearing liabilities:
Savings deposits
Soles (1)	30,055,712	157,252	0.52%	28,590,670	134,799	0.47%	31,978,061	154,474	0.48%
Foreign Currency (1)	25,110,372	101,432	0.4	22,367,744	98,512	0.44	22,023,398	98,729	0.45
Total	55,166,084	258,684	0.47	50,958,414	233,311	0.46	54,001,459	253,203	0.47
Time deposits
Soles (1)	19,364,597	966,149	4.99	24,473,231	1,786,436	7.3	22,833,294	1,292,983	5.66
Foreign Currency (1)	21,103,285	510,093	2.42	24,922,780	1,118,189	4.49	26,237,616	1,228,905	4.68
Total	40,467,882	1,476,242	3.65	49,396,011	2,904,625	5.88	49,070,910	2,521,888	5.14
Due to banks and correspondents
Soles	5,169,521	389,057	7.53	5,283,963	394,481	7.47	5,661,793	394,073	6.96
Foreign Currency	2,547,427	95,132	3.73	5,026,762	301,493	6	5,945,340	379,036	6.38
Total	7,716,948	484,189	6.27	10,310,725	695,974	6.75	11,607,133	773,109	6.66
Bonds
Soles	3,265,683	169,023	5.18	3,157,402	174,486	5.53	3,300,430	209,670	6.35
Foreign Currency	13,384,236	559,195	4.18	11,824,668	459,813	3.89	14,226,495	589,553	4.14
Total	16,649,919	728,218	4.37	14,982,070	634,299	4.23	17,526,925	799,223	4.56
Payables from repurchase agreements
Soles	15,931,118	192,581	1.21	10,145,022	440,515	4.34	6,295,059	283,939	4.51
Foreign Currency	1,678,249	6,308	0.38	1,999,157	22,176	1.11	2,219,275	24,078	1.08
Total	17,609,367	198,889	1.13	12,144,179	462,691	3.81	8,514,334	308,017	3.62
Total interest-bearing liabilities
Soles	73,786,631	1,874,062	2.54	71,650,288	2,930,717	4.09	70,068,637	2,335,139	3.33
Foreign Currency	63,823,569	1,272,160	1.99	66,141,111	2,000,183	3.02	70,652,124	2,320,301	3.28
Total	137,610,200	3,146,222	2.29	137,791,399	4,930,900	3.58	140,720,761	4,655,440	3.31
Other liabilities and equity:
Demand deposits (2)
Soles (1)	23,109,185	111,883	0.48	21,326,565	140,673	0.66	24,323,612	208,568	0.86
Foreign Currency (1)	29,992,532	71,692	0.24	24,807,373	100,142	0.4	25,714,056	123,399	0.48
Total	53,101,717	183,575	0.35	46,133,938	240,815	0.52	50,037,668	331,967	0.66
Other liabilities, derivatives and other interest expenses
Soles	10,804,007	24,468		11,704,076	337,277		13,086,782	362,644
Foreign Currency	9,704,750	138,922		9,593,175	351,531		10,948,258	404,074
Total	20,508,757	163,390		21,297,251	688,808		24,035,040	766,718
Equity attributable to Credicorp equity holders
Soles
Foreign Currency	27,084,549			30,548,712			33,134,113
Total	27,084,549			30,548,712			33,134,113
Non-controlling interest
Soles
Foreign Currency	557,017			618,529			617,935
Total	557,017			618,529			617,935
Total non-interest-bearing liabilities and equity
Soles	33,913,192	136,351		33,030,641	477,950		37,410,394	571,212
Foreign Currency	67,338,848	210,614		65,567,789	451,673		70,414,362	527,473
Total	101,252,040	346,965		98,598,430	929,623		107,824,756	1,098,685
Total average liabilities and equity
Soles	107,699,823	2,010,413	1.87	104,680,929	3,408,667	3.26	107,479,031	2,906,351	2.70
Foreign Currency	131,162,417	1,482,774	1.13	131,708,900	2,451,856	1.86	141,066,486	2,847,774	2.02
Total	238,862,240	3,493,187	1.46	236,389,829	5,860,523	2.48	248,545,517	5,754,125	2.32

(1)	Interest and average rate paid include the amount paid for the applicable deposit insurance fund.
(2)
We typically do not pay interest for demand deposits; however, in exceptional circumstances the Group pays interest on certain demand deposits of corporate clients that hold balances exceeding certain amounts. See “7.4 Deposits” for the amounts of non-interest-bearing demand deposits and interest-bearing demand deposits as of December 31, 2022, 2023 and 2024. Interest paid on demand deposits is not considered material.

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

	2024/2023
	Increase/(Decrease) due to changes in:
	Volume	Rate	Net Change
	(in thousands of Soles)
Interest and similar income (1):
Interest-earning deposits in BCRP
Soles	19,389	(23,891)	(4,502)
Foreign Currency	224,649	32,074	256,723
Total	244,038	8,183	252,221
Deposits in other banks
Soles	3,530	(8,326)	(4,796)
Foreign Currency	25,693	(475)	25,218
Total	29,223	(8,801)	20,422
Investment securities
Soles	239,904	(121,996)	117,908
Foreign Currency	13,899	39,188	53,087
Total	253,803	(82,808)	170,995
Total loans (2)
Soles	(259,814)	543,182	283,368
Foreign Currency	74,548	251,611	326,159
Total	(185,266)	794,793	609,527
Total dividend-earning assets
Soles	(23,316)	18,754	(4,562)
Foreign Currency	6,937	1,014	7,951
Total	(16,379)	19,768	3,389
Total interest-earning assets
Soles	294,313	93,103	387,416
Foreign Currency	441,577	227,561	669,138
Total	735,890	320,664	1,056,554
Interest and similar expense:
Demand deposits
Soles	22,734	45,161	67,895
Foreign Currency	4,006	19,251	23,257
Total	26,740	64,412	91,152
Savings deposits
Soles	16,167	3,508	19,675
Foreign Currency	(1,530)	1,748	218
Total	14,637	5,256	19,893
Time deposits
Soles	(106,286)	(387,167)	(493,453)
Foreign Currency	60,289	50,428	110,717
Total	(45,997)	(336,739)	(382,736)
Due to banks and correspondents and issued bonds
Soles	27,253	(27,661)	(408)
Foreign Currency	56,828	20,714	77,542
Total	84,081	(6,947)	77,134
Bonds
Soles	8,495	26,689	35,184
Foreign Currency	96,465	33,275	129,740
Total	104,960	59,964	164,924
Payables from repurchase agreements
Soles	(170,413)	13,837	(156,576)
Foreign Currency	2,415	(513)	1,902
Total	(167,998)	13,324	(154,674)
Total interest-bearing liabilities
Soles	(58,703)	(536,875)	(595,578)
Foreign Currency	142,283	177,836	320,119
Total	83,580	(359,039)	(275,459)

(1)	Annual changes due to interest earned or spent are reflected in the volume and rate indicated. Which is calculated as follows:
-	Volume: The variation in volume from one year to the next, multiplied by the average rate yield.
-	Rate: The average volume from one year to the next, multiplied by the rate yield variance
-	Net change: The sum of the volume and the calculated rate.
(2)	Figures for total loans include internal overdue loans. Accrued interest is included.

7.1.2 Average interest-earning assets, net interest margin (NIM), and yield spread

The following table shows, for each of the periods indicated, the levels of average interest-earning assets, net interest income, gross yield, NIM and yield spread by currency, all on a nominal basis:

	2022	2023	2024
	(in thousands of Soles, except percentages)
Average interest-earning assets (1)
Soles	130,306,543	128,570,733	131,397,803
Foreign Currency	97,318,196	96,235,918	103,984,957
Total	227,624,739	224,806,651	235,382,760
Net interest income from interest-earning assets
Soles	9,484,789	10,408,159	11,391,153
Foreign Currency	2,301,100	3,374,423	3,723,443
Total (2)	11,785,889	13,782,582	15,114,596
Gross yield (3)
Soles	8.72%	10.37%	10.45%
Foreign Currency	3.67%	5.58%	5.81%
Weighted-average rate	6.56%	8.32%	8.40%
NIM (4)
Soles	7.28%	8.10%	8.67%
Foreign Currency	2.36%	3.51%	3.58%
Weighted-average rate	5.18%	6.13%	6.42%
Yield spread (5)
Soles	6.18%	6.28%	7.11%
Foreign Currency	1.68%	2.56%	2.53%
Weighted-average rate	4.27%	4.75%	5.09%

(1)	Monthly average balances.
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

	Year ended December 31,
	2022	2023	2024
	(in thousands of Soles)
Sol-denominated:
BCRP	717,206	1,263,461	1,544,567
Commercial banks	504,155	139,083	213,911
Total Sol-denominated	1,221,361	1,402,544	1,758,478
Foreign Currency-denominated:
BCRP (US Dollars)	22,945,184	21,434,215	34,385,375
Commercial banks (US Dollars)	2,470,951	2,824,558	3,450,168
Commercial banks (other currencies)	259,720	317,260	525,916
Total Foreign Currency-denominated	25,675,855	24,576,033	38,361,459
Total	26,897,216	25,978,577	40,119,937

7.2 Investment portfolio

As of December 31, 2022, 2023 and 2024, the Group classified its investments in one of the categories defined by IFRS 9 based on the business model for managing the financial assets and the characteristics of the contractual cash flows of the investment.

For information about how we classify and measure investments, refer to Note 3(f) (Financial instruments: Initial recognition and subsequent measurement) to the consolidated financial statements.

The following table shows, for 2022, 2023 and 2024, the fair value of our investments at fair value through profit or loss, investments at fair value through other comprehensive income and the amortized cost of our investments at amortized cost under IFRS 9, in each case, without accrued interest and broken down by type of security at the dates indicated.

	Year ended December 31,
	2022	2023	2024
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	15,307,031	17,334,217	18,579,739
Certificates of deposit BCRP	7,019,479	10,935,253	11,435,757
Corporate bonds	4,297,784	4,685,719	4,663,189
Securitization instruments	384,891	402,921	425,251
Negotiable Certificates of Deposit	5,951	-	-
Subordinated bonds	108,830	111,536	105,326
Equity securities	319,686	290,975	110,657
Restricted mutual funds	350,805	-	306,759
Other investments of debt	73,424	73,986	87,269
Other investments of equity	197,921	337,861	561,210
Total Sol-denominated	28,065,802	34,172,468	36,275,157
Foreign currency- denominated:
Government treasury bonds	3,560,187	3,999,661	3,466,781
Certificates of deposit BCRP	-	192,666	-
Corporate bonds	9,028,802	9,166,657	10,052,151
Securitization instruments	327,900	280,198	285,239
Negotiable Certificates of Deposit	579,807	517,973	448,037
Subordinated bonds	384,994	227,512	132,489
Equity securities	64,489	82,550	108,032
Participation in RAL Funds	167,781	145,414	432,503
Restricted mutual funds	512	334,162	466
Other investments of equity	2,297,427	1,997,585	1,502,536
Other investments of debt	336,166	398,313	369,150
Total foreign currency- denominated	16,748,065	17,342,691	16,797,384
Total securities holdings (1)	44,813,867	51,515,159	53,072,541
(1)
Excludes accrued interest, which amounts to S/617.4 million, S/700.4 million and S/753.3 million as of December 31, 2022, 2023 and 2024, respectively. Also excludes provision for credit losses on investment at amortized cost.

The expected loss provision for marketable securities is debited individually to each security.

The weighted-average yield on our Sol-denominated interest-earning investment securities was 5.1% in 2022, 5.7% in 2023 and 5.4% in 2024. The weighted-average yield on our foreign currency-denominated portfolio was 2.8% in 2022, 3.6% in 2023 and 3.8% in 2024. The total weighted-average yield of our investment securities was 4.2% in 2022, 5.0% in 2023, and 4.9% in 2024.

The weighted-average yield on our Sol-denominated dividend-earning assets was 4.7% in 2022, 7.87% in 2023, and 9.7% in 2024. The weighted-average yield on our foreign currency-denominated portfolio was 22.3% in 2022, 30.0% in 2023 and 31.5% in 2024. The total weighted-average yield of our dividend-earning assets was 7.6% in 2022, 12.2% in 2023 and 16.7% in 2024.

As of December 31, 2024, the investments at fair value through other comprehensive income and investments at amortized cost pledged as collateral amounted to S/6,997.8 million. The following tables show the weighted average yield separate by maturity of investments at fair value through other comprehensive income and at amortized cost in each case, without accrued interest as of December 31, 2024:

Investments at fair value with changes in other comprehensive income:

	Without maturity	Within 1 year	Weighted average yield (1)	After 1 year but within 3 years	Weighted average yield (1)	Maturing after 3 years but within 5 years	Weighted average yield (1)	Maturing after 5 years but within 10 years	Weighted average yield (1)	After 10 years	Weighted average yield (1)	Total
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	-	-	-	952,426	4.40%	1,922,293	5.10%	4,478,773	6.29%	2,720,980	5.91%	10,074,472
Certificates of deposit BCRP	-	10,887,090	4.62%	548,667	4.26%	-	-	-	-	-	-	11,435,757
Corporate bonds	-	192,000	5.05%	930,541	5.99%	1,060,217	5.80%	1,471,172	6.56%	1,008,179	7.50%	4,662,109
Securitization instruments	-	-	-	7,667	5.29%	3,761	4.71%	119,577	8.10%	294,246	6.46%	425,251
Negotiable Certificates of Deposit	-	-	-	-	-	-	-	-	-	-	-	-
Subordinated bonds	-	56,796	4.48%	-	-	-	-	48,530	6.53%	-	-	105,326
Other investments of debt	-	-	-	13,889	3.20%	45,352	2.77%	20,091	3.42%	7,937	2.55%	87,269
Equity securities	110,125	-	-	-	-	-	-	-	-	-	-	110,125
Total Sol-denominated	110,125	11,135,886		2,453,190		3,031,623		6,138,143		4,031,342		26,900,309
Foreign Currency-denominated:
Government treasury bonds	-	1,240,084	5.25%	176,612	5.81%	232,747	6.01%	307,102	6.55%	215,638	5.79%	2,172,183
Corporate bonds	-	770,245	5.09%	2,444,677	5.19%	1,857,359	5.64%	2,102,304	6.19%	2,268,649	6.11%	9,443,234
Securitization instruments	-	310	5.89%	-	-	15,530	5.45%	117,834	8.19%	150,570	11.50%	284,244
Negotiable Certificates of Deposit	-	155,518	3.61%	173,665	3.77%	32,720	4.14%	16,556	3.90%	39,348	2.19%	417,807
Subordinated bonds	-	11,065	5.69%	11,016	5.53%	6,150	6.24%	14,925	4.06%	19,983	6.07%	63,139
Other investments of debt	-	279,287	3.16%	-	-	-	-	-	-	-	-	279,287
Equity securities	37,139	-	-	-	-	-	-	-	-	-	-	37,139
Total Foreign Currency-denominated	37,139	2,456,509		2,805,970		2,144,506		2,558,721		2,694,188		12,697,033
Total securities holdings:	147,264	13,592,395		5,259,160		5,176,129		8,696,864		6,725,530		39,597,342
(1)	Rates have been presented on a non-taxable equivalent basis.

Investments at amortized cost:

	Without maturity	Within 1 year	Weighted average yield (1)	After 1 year but within 3 years	Weighted average yield (1)	Maturing after 3 years but within 5 years	Weighted average yield (1)	Maturing after 5 years but within 10 years	Weighted average yield (1)	After 10 years	Weighted average yield (1)	Total
	(in thousands of Soles)
Sol-denominated:
Government treasury bonds	-	-	-	332,404	4.40%	2,198,538	4.86%	3,766,885	6.25%	1,787,421	6.96%	8,085,248
Total Sol-denominated	-	-		332,404		2,198,538		3,766,885		1,787,421		8,085,248
Foreign Currency-denominated:
Government treasury bonds	-	12,661	7.79%	16,413	6.31%	-	-	-	-	-	-	29,074
Corporate bonds	-	248,394	2.70%	273,374	5.89%	12,628	6.29%	-	-	-	-	534,396
Subordinated bonds	-	19,788	5.81%	17,615	6.26%	-	-	7,360	4.32%	-	-	44,763
Negotiable certificates of deposit	-	23,889	0.00%	-	-	-	-	-	-	-	-	23,889
Other investments of debt	-	54,178	5.34%	2,233	6.58%	-	-	-	-	-	-	56,411
Total Foreign Currency-denominated	-	358,910		309,635		12,628		7,360		-		688,533
Total securities holdings:	-	358,910		642,039		2,211,166		3,774,245		1,787,421		8,773,781

(1)	Rates have been presented on a non-taxable equivalent basis.

The maturities of our investment securities classified as fair value through other comprehensive income, as of December 31, 2024, are described in “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT”.

As of December 31, 2022, 2023 and 2024, the Group had in investments at fair value with changes in other comprehensive income 70,253, 111,613 and 116,499 certificates of deposit of the BCRP, respectively, which are instruments issued at discount through public auction, negotiated in the Peruvian secondary market and payable in soles.

Pursuant to the criteria described below, our management has determined that the unrealized losses of our investments at fair value through other comprehensive income, as of December 31, 2022, 2023 and 2024, amounting to S/2,011.4 million, S/922.8 million and S/708.2 million, respectively, were temporary, and we intend to hold each investment for a sufficient period of time to allow for a potential recovery in fair value. This holding period will last until the earlier of the investment’s recovery or maturity.

As of December 31, 2022, 2023 and 2024, for debt instruments measured at amortized cost or fair value through other comprehensive income, the management establishes a three-stage expected credit loss model, based on whether there has been a significant increase in the credit risk of the financial asset since its initial recognition. These three stages determine the amount of expected credit loss (ECL) to be recognized at each reporting date.

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

7.3 Loan portfolio

Except where otherwise specified, references to loans in this section 7.3 are to our direct loans. Our direct loans are distinct from our indirect loans (which are discussed in Note 18(a) of our consolidated financial statements) and our due from customers on banker’s acceptances (which are discussed in Note 3(n) of our consolidated financial statements).

7.3.1 Loans by type of loan

The following table shows our loans by type of loan, at the dates indicated:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles)
Loans (1)	125,790,501	122,282,426	124,620,531
Leasing receivables	6,174,850	5,735,973	5,260,182
Discounted notes	2,982,291	3,170,887	3,391,576
Factoring receivables	3,976,898	3,431,323	3,243,531
Advances and overdrafts in current account	219,932	321,962	132,231
Refinanced loans	2,100,018	2,407,516	2,241,062
Total performing loans	141,244,490	137,350,087	138,889,113
Internal overdue loans	5,945,779	6,133,167	5,430,132
Accrued interest	1,436,105	1,492,797	1,413,028
Total loans (2)	148,626,374	144,976,051	145,732,273
(1)	The credit card loans balance amounts to S/6,187.9 million, S/7,112.3 million and S/6,223.7 million for the years 2022, 2023 and 2024, respectively.
(2)
Due to current loans, we had off-balance-sheet items that amounted to S/20,928.1 million, S/20,051.6 million, and S/22,139.3 million, as of December 31, 2022, 2023 and 2024 respectively. See Note 18 to the consolidated financial statements.

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

7.3.2 Loans by economic activity

The following table shows our total loan portfolio composition, net of unearned interest, based on the borrower’s principal economic activity:

	As of December 31,
	2022		2023		2024
	(in thousands of Soles, except percentages)
	Amount	% Total	Amount	% Total	Amount	% Total
Economic Activity
Mortgage Loans	23,235,575	15.63	22,519,807	15.53	25,092,057	17.22
Commerce	27,514,281	18.51	27,459,996	18.94	27,963,542	19.19
Manufacturing	23,692,696	15.94	22,473,754	15.50	21,698,829	14.89
Consumer Loans	19,913,501	13.4	17,797,051	12.28	19,527,440	13.40
Realty Business and Leasing Services	10,509,631	7.07	10,366,792	7.15	5,022,023	3.45
Communication, Storage and Transportation	6,790,684	4.57	6,689,075	4.61	10,025,110	6.88
Agriculture	5,041,284	3.39	5,173,903	3.57	4,714,818	3.24
Construction	3,778,676	2.54	3,719,611	2.57	3,112,587	2.14
Electricity, Gas and Water	4,965,556	3.34	4,935,557	3.40	5,793,985	3.98
Mining	4,027,209	2.71	4,076,503	2.81	3,709,582	2.55
Hotels and restaurants	2,867,916	1.93	2,866,999	1.98	2,868,637	1.97
Financial Services	4,343,651	2.92	4,393,267	3.03	4,685,749	3.22
Education, Health and Other Services	1,715,239	1.15	1,742,035	1.20	1,816,783	1.25
Fishing	597,439	0.4	607,047	0.42	674,928	0.46
Others	8,196,931	5.53	8,661,857	5.98	7,613,175	5.22
Sub total	147,190,269	99.03	143,483,254	98.97	144,319,245	99.03
Accrued interest	1,436,105	0.97	1,492,797	1.03	1,413,028	0.97
Total	148,626,374	100.00	144,976,051	100.00	145,732,273	100.00

As of December 31, 2024, 90.55% and 6.82% of the loan portfolio was concentrated in Peru and Bolivia, respectively, which represent, separately, more than 51.51% and 3.88% of total assets of the Group, respectively. As of December 31, 2023, 93.05% and 6.49% of the loan portfolio was concentrated in Peru and Bolivia, respectively.

7.3.3 Concentrations of loan portfolio and lending limits

As of December 31, 2024, loans and other off-balance-sheet exposure to our 15 largest customers (considered as economic groups) equaled S/20,397.7 million and represented 14.00% of our total loan portfolio. See “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru” for the definition of “economic group”. Our total loans and other off-balance-sheet exposure outstanding to each of these customers ranged from S/791.3 million to S/2,399.4 million, including 11 customers with over S/813.9 million. Total loans and other off-balance-sheet exposure outstanding to our 15 largest customers were ranked in the following risk categories as of December 31, 2024: Class A (normal)—99.7%; Class B (potential problems)—0.3%; Class C (substandard)—0.00%; Class D (doubtful)—0.00% percent; and Class E (loss)—0.00%. For further information, see “– 7.3 Loan Portfolio – 7.3.7 Classification of the Loan Portfolio”.

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

Considering the regulatory capital of BCP Stand-alone, which amounted to S/30,255.1 million on December 31, 2023, BCP Stand-alone’s legal lending limits varied from S/3,025.5 million to S/15,127.6 million. The Group’s consolidated lending limits, based on our regulatory capital on a consolidated basis of S/26,792.8 million on December 31, 2023, ranged from S/1,339.6 million to S/13,396.4 million. As of December 31, 2024, BCP Stand-alone was in compliance with the lending limits of Law No. 26702.

As of December 31, 2024, we complied with the applicable legal lending limits in each of the jurisdictions in which we operate. These limits are calculated quarterly based upon our consolidated equity plus reserves for impaired loans not specifically identified at quarter-end. We have also set internal lending limits, which are more restrictive than those imposed by law. A limited number of exceptions to our internal limits have been authorized by our Board of Directors based on the credit quality of the borrower, the term of the loan, and the amount and quality of collateral provided. We may, in appropriate and limited circumstances, increase or choose to exceed these internal limits as long as our credit exposure does not exceed the legal lending limits.

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

7.3.4 Loan portfolio denomination

The following table presents our Sol and foreign currency-denominated loan portfolio at the dates indicated:

	As of December 31,
	2022		2023		2024
	(in thousands of Soles, except percentages)
Total loan portfolio:
Sol-denominated	96,869,077	65.18%	93,045,426	64.18%	93,155,047	63.92%
Foreign Currency-denominated	51,757,297	34.82%	51,930,625	35.82%	52,577,226	36.08%
Total loans (1)	148,626,374	100.00%	144,976,051	100.00%	145,732,273	100.00%

(1)	Includes accrued interest.

7.3.5 Maturity composition of the performing loan portfolio

The following table sets forth an analysis of our performing loan portfolio on December 31, 2024, by type and by time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

	Maturing
	Amount at December 31, 2024	Within 12 months	After 1 year but within 5 years	After 5 years but within 15 years	After 15 years
	(in thousands of Soles, except percentages)
Loans	118,396,820	53,791,748	37,718,982	24,903,385	1,982,705
Credit Cards	6,223,711	5,216,915	1,006,796	-	-
Leasing receivables	5,260,182	2,451,996	2,735,505	72,681	-
Discounted notes	3,391,576	3,324,205	1,487	65,884	-
Factoring receivables	3,243,531	3,243,531	-	-	-
Refinanced and restructured loans	2,241,062	552,379	1,041,737	536,189	110,757
Advances and overdrafts in current account	132,231	132,231	-	-	-
Total	138,889,113	68,713,005	42,504,507	25,578,139	2,093,462
Internal overdue loans	5,430,132
Accrued interest	1,413,028
Total Loans	145,732,273
% of total performing loan portfolio	100.00%	49.47%	30.60%	18.42%	1.51%

7.3.6 Loan portfolio by interest rate type

The following table sets forth the breakdown of our loan portfolio as of December 31, 2024 by interest rate type, currency, and remaining maturity:

	Amount at	Maturing
	December 31, 2024	After 1 year
	(in thousands of Soles)
Variable Rate
Sol-denominated	39,101	31,318
Loans	38,589	30,865
Refinanced loans	512	453
Foreign Currency-denominated	4,821,910	3,466,250
Loans	4,691,876	3,345,829
Refinanced loans	37,455	46,944
Internal overdue loans and under legal collection loans	92,579	73,477
Total	4,861,011	3,497,568
Fixed Rate
Sol-denominated	95,150,048	52,009,398
Loans	78,796,959	45,804,337
Leasing receivables	1,760,287	992,854
Credit cards	5,104,415	694,285
Discounted notes	1,597,117	-
Factoring receivables	1,763,678	-
Advances and overdrafts in current account	107,147	-
Refinanced loans	1,725,829	1,359,112
Internal overdue loans and under legal collection loans	4,294,616	3,158,810
Foreign Currency-denominated	44,308,186	18,898,541
Loans	34,869,396	15,424,041
Leasing receivables	3,499,895	1,815,332
Credit cards	1,119,296	312,511
Discounted notes	1,794,459	67,371
Factoring receivables	1,479,853	-
Advances and overdrafts in current account	25,084	-
Refinanced loans	477,266	282,174
Internal overdue loans and under legal collection loans	1,042,937	997,112
Total	139,458,234	70,907,939
Sub total	144,319,245	74,405,507
Accrued interest	1,413,028
Total loans	145,732,273

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

The following table sets forth our loan portfolio by class at the dates indicated:

	As of December 31,
	2022	2023	2024
	(In thousands of Soles)
Commercial loans	81,668,901	76,820,402	76,921,615
Residential mortgage loans	23,235,574	24,176,918	25,092,057
Small business loans	22,372,293	22,425,750	22,778,133
Consumer loans	19,913,501	20,060,184	19,527,440
Total	147,190,269	143,483,254	144,319,245
Accrued interest	1,436,105	1,492,797	1,413,028
Total loans	148,626,374	144,976,051	145,732,273

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

In accordance with IFRS 7, we classify our loan portfolio, according to its credit risk quality, in one of the three following levels:

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

The following tables show our direct loan portfolio without accrued interest at the dates indicated:

	As of December 31, 2024
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	116,533,046	14,334,623	-	130,867,669	90.7
Past due but not impaired	1,535,821	2,097,725	-	3,633,546	2.5
Impaired debt	-	-	9,818,030	9,818,030	6.8
Total (1)	118,068,867	16,432,348	9,818,030	144,319,245	100.0

	As of December 31, 2023
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	114,266,020	13,720,340	-	127,986,360	89.2
Past due but not impaired	2,023,488	2,555,260	-	4,578,748	3.2
Impaired debt	-	-	10,918,146	10,918,146	7.6
Total (1)	116,289,508	16,275,600	10,918,146	143,483,254	100.0

	As of December 31, 2022
	(in thousands of Soles, except percentages)
Level of Risk	Stage 1	Stage 2	Stage 3	Total
Classification	Amount	Amount	Amount	Amount	% Total
Neither past due nor impaired	113,364,093	19,078,232	-	132,442,325	90.0
Past due but not impaired	1,673,074	2,406,229	-	4,079,303	2.8
Impaired debt	-	-	10,668,641	10,668,641	7.2
Total (1)	115,037,167	21,484,461	10,668,641	147,190,269	100.0

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

	As of December 31,
	2022	2023	2024
	(in thousands of Soles, except percentages)
Current	141,244,490	137,350,087	138,889,113
Internal overdue loans:
Overdue up to 90 days	1,264,336	1,459,603	1,046,337
Overdue 90 days or more	4,681,343	4,673,564	4,383,795
Subtotal internal overdue	5,945,779	6,133,167	5,430,132
Total	147,190,269	143,483,254	144,319,245
Accrued interest	1,436,105	1,492,797	1,413,028
Total direct loans	148,626,374	144,976,051	145,732,273
Internal overdue loans amount as % of total loans (1)	4.0%	4.3%	3.8%
(1)	Includes overdue loans (overdue loans and under legal collection loans) without accrued interest.

For IFRS 7 disclosure requirements on past-due loans, see Note 30.1 to the consolidated financial statements.

7.3.9 Internal overdue loan portfolio

The following table analyzes our internal overdue loans portfolio by the type of loan at the dates indicated:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles)
Internal overdue loan amounts:
Loans	5,013,193	5,036,429	4,639,405
Discounted notes	34,338	33,925	32,167
Advances and overdrafts in demand deposits	69,524	166,803	152,566
Leasing transactions	209,015	143,003	128,896
Refinanced and restructured loans	619,709	753,007	477,098
Total internal overdue loans	5,945,779	6,133,167	5,430,132
Less: Allowance for loan losses (1)	(8,530,986)	(8,645,945)	(8,378,895)
Total internal overdue loans portfolio net of allowance	(2,585,207)	(2,512,778)	(2,948,763)
(1)	Includes allowance for direct loans, indirect loans and due from customers on banker’s acceptances (see section “(7) Selected Statistical Information – 7.3.11 Allowance for loan losses”).

7.3.10 Total Non-performing loans

Non-performing loans include internal overdue loans (S/5,430.1 million as of December 31, 2024), as well as current refinanced and restructured loans (S/2,241.1 million as of December 31, 2024). Therefore, non-performing loans amounted to S/7,671.2 million. As of December 31, 2024, our delinquency ratio (internal overdue-loan ratio) was 3.73% and our non-performing loan ratio (including internal overdue and refinanced and restructured loans) was 5.26%. As of December 31, 2023, our delinquency ratio was 4.23% and our non-performing loan ratio was 5.89%. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (5) Financial Position – 5.1 Total Assets – Portfolio quality”. For the ratio of non-performing loans to total loans and the ratio of allowance for loan losses to non-performing loans (which we refer to as coverage of non-performing loans) as of December 31, 2022, 2023 and 2024, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (4) Historical Discussion and Analysis – 4.2 Financial performance.

7.3.11 Allowance for loan losses

The following tables show the changes in our allowance for loan losses during the periods indicated. The first table corresponds to years 2022, 2023 and 2024 under IFRS 9 methodology:

	Year ended December 31,
	2022	2023	2024
	(In thousands of Soles)
Allowance for loan losses at the beginning of the year	9,071,011	8,530,986	8,645,945
Credit loss of the period:
New loans and liquidation, net	(541,836)	(817,292)	(537,802)
Changes in PD, LGDs, EADs	2,700,391	4,774,435	4,481,103
Write-offs and forgiven	(2,575,258)	(3,461,262)	(4,070,559)
Sale of loan portfolio	(10,340)	(343,646)	(122,418)
Exchange difference and others (1)	(112,982)	(37,276)	(17,374)
Total allowance for loan losses at the end of the year	8,530,986	8,645,945	8,378,895
(1)
Corresponds to the effect of fluctuation in the exchange rate for foreign currency loans. Considering that the functional currency is the Peruvian Sol, and that the main impact of foreign currency is the US Dollar; the effects presented in this account are primarily driven by changes in the Sol/US Dollar exchange rate.

For a discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of specific reserves, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – 7.3.7 Classification of the Loan Portfolio” and “– 7.3.8 Classification of the loan portfolio based on the borrower’s payment performance”. The balance of the allowance for loan losses as of December 31, 2022, 2023 and 2024 are included in Note 7(c) to the consolidated financial statements.

As of December 31, 2024, the allowance for loan losses was S/8,378.9 million which meant a decrease of 3.09% compared to S/8,645.9 million in 2023. The allowance for loan losses, as of December 31, 2024, included S/7,994.9 million for direct loans losses and S/383.9 million for indirect loan losses or off-balance-sheet exposure losses as compared to S/8,277.9 million and S/368.0 million, respectively, in 2023. The allowance for indirect loans is included in the “Other liabilities” caption of or consolidated statement of financial position. See Notes 7(c) and 12(a) to the consolidated financial statements. For the ratio of the allowance for loan losses to total loans as of December 31, 2022, 2023 and 2024, see “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data.”

The write-off process is performed with prior approval of our board of Directors and the SBS. Potential write-offs are considered by the board of Directors on a case-by-case basis. Provision for credit losses on loan portfolio, net of recoveries, increased to S/3,519.4 million in 2024 from S//3,622.3 million in 2023.

7.3.12 Allocation of allowance for loan losses

The following table sets forth the amounts of our allowance for loan losses attributable to commercial, microbusiness, consumer, and residential mortgage loans at the dates indicated (see also Note 7(c) to the consolidated financial statements):

	As of December 31,
	2022	2023	2024
Allowance for loan losses for:	(in thousands of Soles)
Commercial loans	3,912,043	3,583,222	3,328,009
Microbusiness	1,970,027	2,067,488	1,948,281
Consumer loans	1,680,768	2,034,614	2,048,478
Residential mortgage loans	968,148	960,621	1,054,127
Total	8,530,986	8,645,945	8,378,895

Credicorp's total allowance for loan losses decreased by 3.09% from December 31, 2023, to December 31, 2024. This was mainly driven by (i) the reversal of El Niño provisions during the year, and (ii) a better payment performance in SMEs and Individuals mainly during the second semester of the year as we reached a turning point particularly in the segments that have been the most impacted in the recent credit cycle.

The main methodological calibrations made at internal credit risk models are in “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – 11.4 Managed Risk - a) Credit Risk – Credit Risk Measurement”.

7.3.13 Credit Ratios

The following table sets forth our ratio of allowance for loan losses to total loans outstanding and, for both total loans and each type of loan, net write-offs to average loans outstanding, as well as the components of these ratios, at and for the years ended December 31, 2022, 2023 and 2024.

	Year ended December 31,
	2022	2023	2024
	(in thousands of Soles, except percentages)
Allowance for credit losses to total loans outstanding	6.04%	6.29%	6.03%
Allowance for credit losses	(8,530,986)	(8,645,945)	(8,378,895)
Total loans outstanding	141,244,490	137,350,087	138,889,113
Total net write-offs during the period to average loans outstanding	1.7%	2.4%	2.9%
Total net charge-offs during the period	(2,432,154)	(3,324,667)	(3,887,584)
Average loans outstanding	141,061,602	137,241,513	136,355,524
Net write-offs during the period to average loans outstanding
Loans:
Average amount outstanding	139,107,526	135,064,506	133,900,521
Net charge-offs during the period	(1,749,392)	(2,387,523)	(2,908,945)
Ratio of net charge-off/average amount outstanding	1.3%	1.8%	2.2%
Credit cards:
Average amount outstanding	5,746,531	6,426,866	6,260,473
Net charge-offs during the period	(208,423)	(548,932)	(547,121)
Ratio of net charge-off/average amount outstanding	3.6%	8.5%	8.7%
Leasing receivables:
Average amount outstanding	6,254,236	5,896,141	5,511,085
Net charge-offs during the period	-	-	-
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Discounted notes:
Average amount outstanding	2,589,806	2,660,493	2,927,143
Net charge-offs during the period	-	-	-
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Factoring receivables:
Average amount outstanding	3,624,665	3,184,821	2,915,033
Net charge-offs during the period	-	-	-
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Advances and overdrafts in current account:
Average amount outstanding	163,025	253,353	237,659
Net charge-offs during the period	-	-	-
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Refinanced loans:
Average amount outstanding	1,954,076	2,177,007	2,455,003
Net charge-offs during the period	(474,339)	(388,212)	(431,518)
Ratio of net charge-off/average amount outstanding	24.3%	17.8%	17.6%

The ratio of allowance for loan losses to total loans outstanding decreased from 6.29% in 2023 to 6.03% in 2024. This reduction was mainly driven by two factors: (i) the reversal of El Niño provisions during the year, and (ii) a better payment performance in SMEs and Individuals mainly during the second semester of the year due to an increase in households liquidity due to pension funds withdrawal, and as we reached a turning point particularly in the segments that have been the most impacted in the recent credit cycle.

The aforementioned was partially offset by higher charge-offs during the year, mainly at Consumer and Credit Card Segments due to a deterioration in payment capacity among these clients. For more information about Credicorp’s Portfolio quality, please see “5.A Operating results – (5) Financial Position – 5.1 Total Assets”.

7.4 Deposits

The following table presents the components of our deposit base at the dates indicated:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles)
Demand deposits:
Sol-denominated	21,756,004	22,398,875	25,989,592
Foreign currency-denominated	26,711,244	25,830,448	26,601,360
Total	48,467,248	48,229,323	52,590,952
Savings deposits:
Sol-denominated	30,331,360	30,280,631	36,617,684
Foreign currency-denominated	24,437,685	22,095,182	23,140,141
Total	54,769,045	52,375,813	59,757,825
Time deposits:
Sol-denominated	18,267,699	19,265,835	20,542,136
Foreign currency-denominated (1)	19,210,570	22,024,176	23,574,302
Total	37,478,269	41,290,011	44,116,438
Severance indemnity deposits
Sol-denominated	2,669,127	2,295,879	2,229,080
Foreign currency-denominated	1,155,502	889,724	766,940
Total	3,824,629	3,185,603	2,996,020
Bank certificates
Sol-denominated	541,980	504,020	453,199
Foreign currency-denominated	876,760	690,633	648,148
Total	1,418,740	1,194,653	1,101,347
Total deposits:
Sol-denominated	73,566,170	74,745,240	85,831,691
Foreign currency-denominated	72,391,761	71,530,163	74,730,891
Total deposits and obligations without interest payable	145,957,931	146,275,403	160,562,582
(1)	The presentation of certificates of deposits that were identified as negotiable were modified from term deposits to bonds in 2021

Our total deposits and obligations without interest payable increased 9.8% from December 31, 2023, to December 31, 2024, which is attributable to an increase in the level of saving and demand deposits, mainly at BCP Stand-alone.

The following table presents the non-interest-bearing demand deposits and the interest-bearing demand deposits at the dates indicated:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles)
Sol-denominated:
Non-interest-bearing demand deposits	19,707,991	19,825,177	22,326,582
Interest-bearing demand deposits	2,048,013	2,573,698	3,663,010
Total	21,756,004	22,398,875	25,989,592
Foreign currency-denominated:
Non-interest-bearing demand deposits	23,638,160	22,409,322	24,833,609
Interest-bearing demand deposits	3,073,084	3,421,126	1,767,751
Total	26,711,244	25,830,448	26,601,360

Deposits are generally insured to mitigate depositor losses in the event of financial institution bankruptcy. The insured value of any deposit will vary depending on the country where the bank is located. As of December 31, 2024, deposits in Peru are insured by the Deposit Insurance Fund up to a maximum of S/121,600 (US$32,306) per depositor; in Colombia they are insured by the “Financial Institutions Guarantee Fund” (Fogafín) up to a maximum of S/42,700 (US$11,344) per depositor; in Bolivia they are insured by the Saver Protection Fund (FPAH) up to a maximum of S/56,300 (US$14,957) per depositor; in Panama deposits are not insured. In Peru, the insurance coverage supports nominal deposits, under any modality, of natural and private non-profit legal persons, as well as demand deposits of other legal persons. These amounts include all insured deposits that a depositor has in the same financial institution. As of December 31, 2022, 2023 and 2024 the total insured deposits of the Group, which were estimated with the methodologies and assumptions used for regulatory requirements, totaled S/53,555.5 million, S/52,688.7 million and S/60,225.3 million, respectively. As of December 31, 2022, 2023 and 2024, the total uninsured deposits, without considering interest, totaled S/92,402.4 million, S/93,586.7 million and S/100,337.3 million, respectively.

Below are the Group’s aggregate estimated uninsured time deposits as of December 31, 2022, 2023, and 2024:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles)
Time deposits:
Maturing within 60 days	13,682,607	17,551,941	20,642,795
Maturing after 61 but within 90 days	2,453,651	3,268,967	3,584,523
Maturing after 91 but within 180 days	4,434,455	3,924,564	3,583,118
Maturing after 181 but within 360 days	5,466,573	4,723,712	4,674,141
Maturing after 361 days	6,861,927	5,517,415	5,272,499
Total time deposits	32,899,213	34,986,599	37,757,076

4.C	Organizational structure

(1)      Credicorp

The following tables show our organizational structure and the organization of our main subsidiaries as of December 31, 2024, indicating in each case its country of incorporation and ownership interest in the identified entities:

(1)	Grupo Crédito holds 100% of Tenpo under its control, which is the Fintech group of companies.
(2)	Grupo Credito holds 33.66% of Pacífico Compañía De Seguros y Reaseguros S.A.
(3)	Pacífico Compañía De Seguros y Reaseguros S.A. holds a 50% of Pacífico S.A. Entidad Prestadora de Salud.
(4)	Credicorp Capital Holding Peru S.A. holds 85.35% of Credicorp Capital Peru S.A.A., and Credicorp Capital Ltd holds an additional 12.84% of Credicorp Capital Peru S.A.A.
(5)	Grupo Crédito S.A. participates in 5.53% of Credicorp Holding Colombia S.A.S.
(6)	Inversiones Credicorp Bolivia S.A. holds 51.95%.
(7)	Inversiones Credicorp Bolivia S.A. holds 51.87%.

Grupo Credito holds 4.99% of Mibanco Banco de la Microempresa S.A.

4. D	Property, furniture, and equipment, net

As of December 31, 2024, we owned 269 properties (258 in Peru, 10 in Bolivia and 1 in Colombia) and leased 625 properties (450 in Peru, 49 in Bolivia ,120 in Colombia, 3 in Chile, 2 in United States and 1 in Panama), which we use for the operation of our branch network and our business. We own the buildings where our headquarters are located in Lima, Peru and La Paz, Bolivia. As of December 31, 2024, we had 663 bank branches, of which 321 were BCP Stand-alone branches, 46 were BCP Bolivia branches and 285 were Mibanco branches in Peru.

There are no significant encumbrances on any of our properties, and both our owned and leased properties have multi-risk property insurance. The respective policy is renewed annually and covers our properties against the risks of fire, natural disasters, and socio-political risks among others.

During the year 2024, the principal disbursement was related mainly to computer equipment and the remodeling of its various agencies. For more details on the balance of properties, furniture and equipment in progress, see Note 9 to the consolidated financial statements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A	Operating results

(1) Management Discussion and Analysis

a) General Economic Conditions

In 2024, the global economy remained resilient, despite differences in the strength of economic activity across countries. Inflation rates generally continued to decrease, and economy growth was supported by household spending, despite restrictive monetary policies in some countries and geopolitical tensions. Advanced economies such as Japan and the United States recovered from the deceleration of 2023. This recovery was driven partially by wage gains, which contributed to increased consumer spending and supply chain disruptions, which helped firms adapt and expand production. Emerging Markets showed mixed results; China’s economy faced a protracted correction in real estate, and strengthening exports provided support. Labor markets stabilized with easing wage growth and inflation declined near bank targets. Financial conditions eased with expectations of rate cuts, boosting equity markets, but high debt levels and tight lending posed risks. In Peru, GDP grew 3.3%, bolstered by a cyclical and gradual recovery. In the first half of the year, recovery was driven by primary sectors due to better climatic conditions, while the second half was driven by non-primary sectors driven by an increase in consumer spending and employment recovery.

Inflation measured using the Consumer Price Index of Metropolitan Lima (CPI), closed 2024 at 2.0% YoY, remaining comfortably within the BCRP’s target range of 1% to 3%. The core CPI (excludes energy and food prices) ended the year at 2.6% YoY, after hovering around the upper limit of the target range of 3%. Due to the sustained reduction of inflation and inflation expectations during the year, the BCRP cut rates, as did most Latam countries. Since September 2023, the BCRP has reduced its monetary policy rate by 300 basis points, closing 2024 at 5.00% and reaching 4.75% in January 2025.

b) Credicorp 2024 Financial Performance

In 2024, Credicorp generated S/5,501.3 million of net profit attributable to its equity holders, with net basic earnings of S/69.2 per common share attributable to its equity holders, as compared with S/4,865.5 million of net profit attributable to its equity holders, with net basic earnings of S/61.2 per common share attributable to its equity holders in 2023. This translates to a return on average assets (ROAA) of 2.22% and a return on average equity (ROAE) of 16.47% in 2024, up from 2.05% and 15.83% in 2023, respectively. It is worth noting that 2024 ROAE was negatively affected by a S/259 million one-off cost related to the purchase of customer investments in Credicorp funds exposed to Sartor in the fourth quarter. Excluding this charge the ROE would have been 17.2%.

As of December 31, 2024, total loans totaled S/145,732.3 million, representing an increase of 0.5% compared to S/144,976.1 million as of December 31, 2023. This growth was due primarily to higher loan disbursements in Consumer and Mortgage, partially offset by a drop in loans (mainly at Mibanco), after stricter lending policies went into effect at the end of the second quarter in 2024. Total deposits without interest payable were S/160,562.6 million as of December 31, 2024, representing an increase of S/14,287.2 million from S/146,275.4 million as of December 31, 2023. This rise was mainly driven by a 14.1% increase in savings deposits, from S/52,375.8 million as of December 31, 2023, to S/59,757.8 as of December 31, 2024, which was primarily attributable to improvements in our existing transactional offerings, which has enabled us to attract higher inflows, including those from pension fund withdrawals.

In 2024, net interest income was S/14,115.1 million, up from S/12,938.0 million in 2023, representing an increase of 9.1%. This evolution was driven primarily by a 5.7% uptick in interest income, which reflected growth in retail loans (while wholesale loans declined), resulting in a higher-yielding composition of interest-earning assets, despite a context of declining market rates. Secondarily, a 1.8% decline in interest expense contributed to net interest income growth. This was driven mainly by lower market interest and, to a lesser extent, by a shift in the funding composition towards a higher proportion of low-cost deposits. These dynamics maintained a resilient yield on Interest Earning Assets, while the funding cost declined, mainly due to a decline in deposits. In this context, NIM stood at 6.29% in 2024 (considering the average of the beginning of period and end of period balances), 29 bps above the figure reported in 2023.The provisions for credit losses on the loan portfolio, net of recoveries, totaled S/3,519.4 million for 2024, representing a decrease of 2.8% compared to S/3,622.3 million for 2023. This result was impacted by the reversals of provisions set aside for the “El Niño” Phenomenon. The decrease in provisions was mainly driven by Mibanco, followed by Consumer and SME-Pyme. In Consumer, the decrease in provisions was also fueled by an improvement in payment performance mainly due to an increase in the share of lower-risk vintages within the total loan portfolio and a significant increase in the debt relief facilities. This evolution was partially offset by an increase in provisions for Wholesale, due to a base effect associated with higher reversal levels of provisions in 2023, which reflected recoveries of impaired loans; and for Credit Cards, due to a deterioration in payment performance, which accentuated in the first semester of 2024. Thus, the cost of risk in 2024 was 2.42% as compared to 2.47% in 2023. Additionally, the contraction registered by the non-performing loan portfolio led to a subsequent increase in the coverage ratio for the non-performing loan portfolio, which was 104.3% in 2024, as compared to 97.0% in 2023. For further information, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan Portfolio – 7.3.10 Total Non-performing loans”.

In 2024, other income totaled S/6,404.1 million, representing a 13.2% increase compared to S/5,655.8 million in 2023. This was mainly attributable to growth in net gain on foreign exchange transactions, which grew 53.5% from S/886.1 million in 2023 to S/1,359.8 in 2024, and to net fee income, which grew 6.5% from S/3,804.5 million in 2023 to S/4,052.1 in 2024. Growth in net gain on foreign exchange transactions was attributable to (i) a base effect at BCP Bolivia, which represents 63% of net gain on foreign exchange transactions growth, and to (ii) higher wholesale volume transactions and better pricing strategies at BCP Stand-alone, which represents 36% of net gain on foreign exchange transactions growth. Higher net fee income was driven by positive results from BCP Stand-alone, primarily attributable to (i) Yape, which represents 101% of net fee income growth, which growth was associated with the growth of its three business lines (Payments, Financials, and E-commerce), and to (ii) Payments and transactional services, which represents 44% of net fee income growth, driven by credit and debit cards in line with higher transactional activity and customers liquidity.

Credicorp’s insurance and reinsurance result was S/1,199.0 million in 2024, representing a decrease of S/12.1 million, compared to S/1,211.1 million in 2023. This variation was primarily driven by a weaker Reinsurance Result, mainly in the P&C Business, and secondarily by a drop in Insurance revenue, in Life Business and Crediseguro. These dynamics were partially offset by a decrease in Insurance Service Expenses, in Life Business and Crediseguro.

The efficiency ratio in 2024 improved by 30 bps to 45.8% (as compared to 46.1% in 2023), which was due to an increase in income, primarily in net interest income.

c) LoBs Highlights

Universal Banking ROAE BCP Stand-alone: 22.0% BCP Bolivia: 9.9%
•	BCP Stand-alone net interest income was S/10,815.2 million in 2024, up by 10.2% compared to S/9,818.1 million in 2023.
•	BCP Stand-alone cost of risk was 2.13% in 2024, down 4 bps from 2.17 in 2023.
•	BCP Stand-alone other income was S/5,126.2 million in 2024, up by S/638.6 million, or 14.2%, from 2023.
•	BCP Stand-alone efficiency ratio was 39.3% for 2024, up by 48 bps compared to 38.8% in 2023.
•	BCP Stand-alone CET1 ratio was 13.32% in 2024, compared to 13.20% in 2023.
Microfinance ROAE Mibanco: 10.9% Mibanco Colombia: -2.0%
•	Mibanco net interest income was S/2,240.3 million in 2024, up by 3.7% compared to S/2,160.5 total in 2023.
•	Mibanco cost of risk was 5.71% in 2024, down by 31 bps from 6.01% in 2023.
•	Mibanco non-interest income in 2024 was S/130.7 million, down by 20.9% from S/165.3 million in 2023.
•	Mibanco efficiency ratio was 52.7% for 2024, flat compared to 52.7% for 2023.
•	Mibanco CET1 ratio was 17.53% in 2024, compared to 18.37% in 2023.

Insurance and Pension Funds ROAE Grupo Pacífico: 23.7% Prima AFP: 27.2%
•	Grupo Pacífico’s income for insurance service was S/3,307.0 million in 2024, down 3.0% from S/3,407.9 million in 2023.
•	Grupo Pacífico’s expenses for insurance service were S/2,226.7 million in 2024, down 1.3% from S/2,255.4 million in 2023.
•	Grupo Pacífico’s insurance and reinsurance result was S/699,704 million in 2024, compared to S/726,182 million in 2023.
•	Prima AFP income from commission was S/372.5 million in 2024, up 6.2% from S/350.8 million in 2023.
Investment Management & Advisory ROAE Credicorp Capital: 15.4% Atlantic Security Bank: 10.9%
•	Credicorp Capital net income was S/111.4 million, up by 289.8% from S/28.6 million reported in 2023.
•	ASB Bank Corp.’s net income was S/84.3 million, down by 36.5% from S/132.8 million reported in 2023.
•	Total assets under management in the Asset management business were S/85,938 million as of December 31, 2024, up from S/73,136 million as of December 31, 2023.
•	Total assets under management in the Wealth Management business was S/73,428 million as of December 31, 2024, compared to S/65,592 million as of December 31, 2023.

(2) Political and Macroeconomic Environment

Although Credicorp Ltd. is incorporated in Bermuda, the Group, through BCP Stand-alone, has been present in the Peruvian financial sector for over 135 years. In addition, most of the operations and customers of BCP Stand-alone, Prima AFP and Mibanco, and a significant part of Credicorp Capital’s and Grupo Pacífico’s operations and customers, are located in Peru. Furthermore, although ASHC is based outside of Peru, a substantial number of its customers are also located in Peru. We also have operations in Bolivia, Chile, Colombia and Panama. Therefore, our results of operations and financial health could be affected by political and economic changes or policies in Peru or these other countries.

For further details, see “ITEM 3. KEY INFORMATION – 3.D Risk Factors – Our geographic location exposes us to risk related to Peruvian political, social and economic conditions”.

Political Environment

Historically, Peru has experienced political instability, including domestic terrorism, military coups, and a succession of regimes that featured heavy government intervention. In 1995, when Credicorp was established, President Alberto Fujimori was re-elected, despite the administration being accused of authoritarian behavior, which included dissolving Peru’s congress in 1992 and crafting a new constitution in 1993. In 2000, Fujimori, after his second consecutive reelection, was ousted and succeeded by a transitional government led by Valentin Paniagua, who called for elections to be held in April 2001.

Since 2001, Peru has had several presidents: Alejandro Toledo (2001–2006), Alan Garcia (2006–2011), Ollanta Humala (2011–2016), Pedro Pablo Kuczynski (2016–2018), Martin Vizcarra (2018–2020), Manuel Merino (November 10–15, 2020), Francisco Sagasti (November 2020–July 2021), Pedro Castillo (2021–2022) and Dina Boluarte (late 2022–present). Notably, the last two elected presidents (Kuczynski and Castillo) did not complete their terms due to political instability and corruption scandals, resulting in their vice presidents assuming the presidency: Martin Vizcarra and Dina Boluarte, respectively.

In early 2017, the Odebrecht corruption scandal significantly impacted Peru's political landscape. The Brazilian construction company Odebrecht was found to have paid millions in bribes to secure public contracts across Latin America, including in Peru and other countries in which we operate, in circumstances involving former and current high-profile officials. Kuczynski resigned in 2018 amid political turmoil and corruption investigations, leading to Martin Vizcarra taking office. Vizcarra's term was also marked by continued political instability, including a nationwide referendum that approved: (i) a ban on the re-election of members of Peru’s congress, (ii) reforms regarding financing for political parties, and (iii) a reform of the judiciary system. His term also saw the dissolution of congress and his eventual removal in 2020. Manuel Merino briefly took over (November 10, 2020) but resigned just 5 days after (November 15, 2020) due to widespread protests, and Francisco Sagasti then assumed the presidency until July 2021.

In June 2021, the political environment worsened after Pedro Castillo, of the far-left party Peru Libre, won the presidential elections with 50.13% of the votes (representing a margin of 44,263 votes) in the second round against Keiko Fujimori, daughter of the former president Alberto Fujimori. It was the third consecutive loss for the presidential candidate Fujimori. She asked the National Jury of Elections (JNE) to annul several voting records due to allegations of irregularities. These results fragmented Peru’s congress, with 10 political parties becoming part of the congress’s composition. This fragmentation of political forces was noted by all major rating agencies. According to Fitch Ratings report of December 2022, severe tensions between the president and congress had produced a gridlock and hampered government effectiveness. Risk perception and political and regulatory uncertainty in Peru also increased following messages from the executive promoting a new constituent assembly. As a result of this risky and uncertain environment, in the second quarter of 2021, short-term capital outflows reached 13.2% of GDP, its highest level since the third quarter of 1983. The total amount of short-term capital outflows between 2021 and 2022 was US$20.9 billion (9.1% of GDP).

Between July 2021 and December 2022, former Peruvian President Pedro Castillo appointed five prime ministers and over 70 other ministers. He also ratified Julio Velarde as President of the BCRP for a fourth consecutive term until 2026. Castillo faced three impeachment trials: the first in November 2021, the second in March 2022, and the third in December 2022. All of these trials cited moral incapacity as the reason for his removal from office, which was based on various allegations of illicit financing, corruption and lying.

Peru experienced a severe political crisis on December 7, 2022, following a failed coup attempt by President Pedro Castillo. On the day of a congressional debate regarding his third impeachment, Castillo announced the dissolution of Congress, calling for new elections and judicial reforms. However, the police and armed forces upheld the constitutional order, and key government members rejected the coup. Consequently, Congress removed Castillo from office for moral incapacity, leading to his arrest on charges of rebellion and conspiracy. Vice President Dina Boluarte was then sworn in as Peru's first female president. Remarkably, all of this transpired within a few hours.

Macroeconomic Environment

The adoption of market-oriented macroeconomic policies since the early 1990s, and two decades of strong macroeconomic fundamental outlook for Peru’s economy along with credit rating improvements (reached investment grade in 2008) allowed the country to grow at an average annual rate of 4.9% from 2001 to 2019, according to data from the BCRP. Between 2004 and 2013, the Peruvian economy, on average, outperformed the global economy primarily due to favorable metal prices and financial condition with an average annual GDP growth rate of approximately 6.5%. Nonetheless, since 2014, the Peruvian economy has been affected by several economic shocks such as the decline in metal prices in 2014 and 2015, the contraction in public investment, the El Niño Phenomenon of 2017 and 2023, the Lava Jato corruption investigations, the COVID-19 pandemic, higher inflation rates primarily due to global factors, and political turmoil. As such, the average annual growth rate for the Peruvian economy from 2014 through 2019, before the global COVID-19 pandemic, was 3.1%, which still was among the highest rates of economies in the Latin American region, the 3rd out of 10. After the initial shock of the pandemic in 2020, the economy rebounded by 13.4% in 2021 and grew an additional 2.8% in 2022. In 2023, affected by multiple shocks (social protests in the beginning of the year and weather events such as Cyclone Yaku and “Coastal El Niño”), GDP fell 0.4%, its first economic contraction in 25 years, excluding the pandemic. In 2024, Peru experienced a gradual and cyclical recovery, resulting in GDP growth of 3.3%.

Peruvian economic policy has been based on three main pillars: favorable environment for private investment, prudent macroeconomic policies and trade openness. Peru has an investment-friendly legal framework enshrined in its constitution. For instance, Article 62 of the 1993 Constitution guarantees the freedom of contracts, meaning that contractual terms cannot be modified by laws or other provisions of any kind. Furthermore, Article 63 stipulates that foreign and local investments are subject to the same conditions (non-discriminatory treatment) while Article 64 guarantees the free movement of capital.

Peruvian policymakers have maintained a conservative and prudent approach to fiscal policy and government spending. Since 1999, Peru’s fiscal policy has evolved to promote sound macroeconomic fundamentals. The public debt-to-GDP ratio fell from 51.5% in 1999 to 26.6% in 2019 (pre-pandemic) as the government reduced spending and privatized most state-run enterprises. Peru’s fiscal position also benefited from the accumulation of surpluses in various years between 2004 and 2013, which helped the country face the pandemic in 2020 and 2021. After the initial shock of the COVID-19 pandemic, which led the fiscal deficit to increase to 8.9% of GDP, the deficit fell to 2.5% of GDP in 2021 and to 1.6% of GDP in 2022. In 2023, it increased to 2.8% of GDP, largely due to a decline in fiscal revenues from 22.1% of GDP to 19.8% of GDP, and in 2024 it rose even further to 3.8% of GDP, its highest level in 32 years (excluding the pandemic period) and surpassing the fiscal rule limit for the second year in a row. The public debt-to-GDP remained around 33% of GDP in 2024, one of the lowest in emerging markets.

In 1999, the government approved the Law of Responsibility and Fiscal Transparency (Law No. 27245), which included a set of macroeconomic fiscal rules that gradually evolved in the years leading up to 2019. In 2016, the legislative decree No 1276 included as main rules: (a) the fiscal deficit must not exceed 1% of GDP; (b) public debt cannot exceed 30% of GDP (established by Law No. 30999 in 2013), although, in exceptional cases of financial volatility, and only if other fiscal rules are met, a temporal deviation of 4 percentage points of GDP is allowed; (c) the real growth rate of non-financial spending by the government is limited by long-run (average 20 years) real GDP growth of the economy (+/- 1%). Compliance with this rule assumes mutual compliance with the two prior fiscal rules; and (d) current spending by the government, excluding for maintenance, cannot exceed the long-run (average 20 years) real GDP growth of the economy (-1%). Amid the COVID-19 pandemic, fiscal rules were suspended exceptionally for the years 2020 and 2021, by Legislative Decree No.1457, published on April 12, 2020. In 2021, by Urgency Decree N° 079-2021, the rules for 2022 were established: (i) a cap of 3.7% of GDP for the fiscal deficit and (ii) a limit of 38.0% of GDP for the public debt. In April 2022, a bill setting the fiscal rules for the following years was approved by congress. This bill included the following as its main rules: (i) the fiscal deficit should not exceed 2.4% of GDP in 2023, 2.0% of GDP in 2024, 1.5% of GDP in 2025 and 1.0% of GDP starting in 2026; and (ii) public debt should not be higher than 38.0% of GDP, and in a maximum timeframe of 10 years, public debt should be below 30.0% of GDP.

In June 2024, Legislative Decree No. 1621 was issued to regulate the gradual return to macro-fiscal rules for the non-financial public sector. Among other provisions, it increased the fiscal deficit limit from 2.0% to 2.8% of GDP for 2024, and set the limits at 2.2%, 1.8%, 1.4%, and 1.0% for 2025, 2026, 2027, and 2028, respectively.

The fiscal debt ceiling was exceeded two consecutive years in a row; in 2023 due to the contraction of GDP, and in 2024, due to a modest improvement in fiscal revenues consistent with the early stages of cyclical economic recovery and a significant fiscal stimulus through higher public investment. The fiscal council warned that failing to comply with the fiscal deficit rule could undermine the credibility of fiscal policy, which is crucial for attracting private investment and promoting macroeconomic stability.

On the topic of Peru’s monetary policy, the BCRP obtained its constitutional independence in 1992 and officially presides over a reserve banking system. The BCRP Board of Governors is composed of 7 members; the executive and legislative branches choose three each, and its president is designated by executive power and ratified by the Congress permanent commission. The actual president, Julio Velarde, has held this position since October 2006. In October 2021, Peru’s newly elected government and congress ratified him as the BCRP’s president, a position that he has held since 2006, for a fourth consecutive term until 2026. They also elected three of the six directors on the Board to join Velarde: the economists Roxana Barrantes, José Távara and Germán Alarco. Congress appointed the other three directors: Carlos Oliva (ex-Minister of Finance), Diego Macera and Marylin Choy.

Regarding the inflation targeting scheme adopted by the BCRP in 2002, the BCRP established an inflation target of 2.5% (+/- 1%). In 2007, the target was reduced to 2.0% (+/- 1%), the lowest in Latin America and Emerging Markets, reflecting the BCRP’s commitment to price stability. The BCRP had foreign reserves at the end of 2024 of US$79 billion (approximately 27.3% of Peru’s GDP), among the highest ratios worldwide. The BCRP has a set of mechanisms to provide liquidity to Peru’s domestic financial system. In coordination with the SBS, the BCRP also sets regulations for the financial system, including pension funds. The SBS is the entity in charge of regulating all financial institutions, insurance companies and pension funds administrators

Regarding the exchange rate, the BCRP abandoned its exchange rate peg (also known as a fixed exchange rate) in August 1990 and moved to a so-called dirty floating exchange rate regime. Since its inception, the dirty floating exchange rate regime has been subject to intervention by the central bank to smooth out exchange rate volatility. One key motivation to intervene in this manner in the foreign exchange market is Peru’s high degree of financial dollarization, although it has been on a clearly decreasing path. The loans financial dollarization (loans denominated in US dollars as a percentage of total loans) has decreased from 80.5% in December 2000 to 43.9% in December 2010 and to 22.8% in December 2024. BCRP’s current dirty floating exchange rate regime pursues a discretionary type of intervention, based on daily assessments of foreign exchange market conditions.

For further information, see “Item 4.B Business Overview – (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru”.

Macroeconomic Results

Peru

In 2022, Peruvian GDP grew 2.8% a decrease in growth rate from the prior year, as private investment fell, business confidence remained low and policy stimulus was withdrawn. However, private consumption remained strong, especially in the first half of 2022, driven by the release of pent-up demand, the recovery of employment and availability from savings in AFPs and Severance Indemnity deposits. In the second half of 2022, the rebound in consumption after the acute effects of the COVID-19 pandemic faded and was limited almost entirely to inbound tourism from abroad.

In 2023, GDP fell 0.4%, the first decline in economic activity since 1998 (-0.4%), excluding the pandemic. Several factors explained this contraction. Among the most important, social conflicts and the El Niño weather phenomenon reduced GDP growth by almost two percentage points, according to the BCRP. In addition to these factors, the Peruvian economy was also affected by: (i) inflation that remained high (especially the food component) despite the recent slowdown, (ii) real wages that remained below pre-pandemic levels, (iii) real interest rates at two-decade highs due to the Central Bank's effort to control inflation, (iv) political uncertainty, and (v) absence of new large projects for private investment. Domestic demand fell 1.9% due to the drop of 7.3% in private investment (lack of large new projects after the entry into production of Quellaveco mine, which meant an investment of US$5.5 billion) and private consumption that grew just 0.1%, its worst record since 1999, excluding the pandemic.

In 2024 economic activity rebounded as GDP grew 3.3%, reflecting the early stages of the recovery phase in the business cycle. On one hand, private spending was more dynamic as: i) private consumption grew 2.8% aided by lower average inflation and a recovery of employment, as well as benefited by the 7th pension fund withdrawal, and ii) private investment grew 2.6% in a context of more dynamic capital goods imports and recovery of capital good non-primary manufacturing. In addition, public investment had an important contribution to growth as it expanded 14% during 2024 in line with a counter-cyclical fiscal stimulus. From an economic sector view, the reversal of supply-side shocks such as El Niño had a very favorable effect in the fishing and agriculture sectors, which rebounded 25% and 7%, respectively.

In 2022 inflation became a global issue, as many countries grappled with soaring prices. In 2023, inflation fell faster than expected in most regions due to the unwinding of supply-side issues, falling oil and agricultural prices and restrictive monetary policies. In Peru, the weakness of domestic demand also had a role in reducing inflation; measured using the consumer price index (CPI), inflation fell from a peak of 8.8% (the highest in 26 years) in June 2022 to 3.2% in December 2023 due to the reversal of supply shocks in the agricultural sector of the beginning of the year, normalization of global supply chains and lower commodity prices (2023 average; wheat: -28%, corn: -18%; soy: -8% and crude oil: WTI -17%). Core inflation (excludes food and energy) closed 2023 at 2.9% after reaching a peak of 5.9% in May 2023, returning to the BCRP target range of between 1% - 3% after two consecutive years of surpassing it, among one of the first countries where core inflation returned to target.

Macroeconomic Indicators for Peru	2022	2023	2024
GDP (Millions of US Dollars)	244,606	267,916	289,475
Real GDP (% change)	2.8	(0.4)	3.3
Inflation	8.5	3.2	2.0
Reference Rate	7.50	6.75	5.00
Fiscal Balance (% GDP)	(1.7)	(2.8)	(3.5)
Public Debt (% GDP)	33.8	32.9	32.7
Financial System Loans (% change)	3.1	(0.9)	0.2
Current Account Balance (% GDP)	(4.0)	0.7	2.2
Exchange rate, end of period	3.81	3.71	3.76
Exchange rate, (% change)	(4.3)	(2.7)	1.4

In 2022, the Ministry of Finance did not issue bonds in international markets.

In 2023, the Public Treasury returned to the international markets with a successful bond issuance in local currency, something not seen since 2019. In June 2023, the government issued S/9,185 million (equivalent to approximately US$2.5 billion) of its first sustainable bonds in soles, with a 10-year maturity (due in 2033). The issuance of this new bond, which constitutes a new 10-year reference, was characterized by a large demand (around S/20,000 million at its best) that pushed rates lower (7.35%) below the initial offering (7.70%). According to the Minister of Economy and Finance, with this debt issuance, investors recognized the strength and resilience of the Peruvian economy, its solid macroeconomic fundamentals, and the responsible management of its fiscal accounts. It was the largest operation in local currency in 2023 in Latin America.

In 2024, the Public Treasury carried out two international issuances in the context of higher fiscal deficit. In June 2024 the Ministry of Finance carried out a liability management operation which most importantly included: i) the issuance of a new sustainable sovereign bond maturing 2039 for S/ 7 billion, yield of 7.65%, ii) the exchange of sovereign bonds maturing 2024, 2026, 2028 and 2029, including Global Depositary Notes for the new 2039 sovereign bond, and repurchase of global dollar bonds maturing 2025, 2026, 2027, 2030 and 2031, and Euros maturing in 2026 and 2030, for a total of S/ 15,345 million (S/ 8,236 million for the exchange of the recently issued sovereign 2039 bonds and S/ 7,109 million for the repurchases in exchange for cash), and iii) the repurchase for cash of global dollar bonds maturing in 2025, 2026, 2027, 2030 and 2031 for a total of US$ 1,185 million. Moreover, in August 2024 the Peruvian government made two issuances for a total of US$ 3 billion: i) US$ 1.25 billion of a global bond maturing 2035 with a coupon of 5.375%, and ii) US$ 1.75 billion of a global bond maturing 2054 with a coupon of 5.875%. The total demand for these two bonds reached of S/18 billion.

In 2024, Bolivia, Colombia, Chile, and Panama faced varied economic challenges, with GDP growth rates of 1.4%, 1.7%, 2.6%, and 2.9% respectively, influenced by factors such as inflation, political unrest, and sector-specific issues.

Other Countries in which We Operate

Macroeconomic Indicators 2024	Bolivia	Colombia	Chile	Panama
Real GDP (% change)	1.4	1.7	2.6	2.9
Inflation	10.0	5.2	4.5	0.7
Referance Rate	N/A	9.50	5.00	N/A
Public Debt (as % GDP)	87.1	65.5	42.3	57.3
Exchange rate, end of period	6.96	4,406	997	N/A
Exchange rate, (% change)	0.0	(13.7)	(13.1)	N/A
N/A – Not Applicable

Bolivia’s GDP growth slowed to 1.4% in 2024, according to the World Bank, compared to 3.1% in 2023. The economy faced significant economic challenges, including a sshortage of US dollars, a rising exchange rate in the parallel market, fuel scarcity and social unrest. Similar to 2023, the government implemented measures to address the flow of foreign currency and mitigate the impact on economic activity. Annual inflation reached 9.97%, driven by weather-related issues, political unrest, smuggling, and global inflation trends. By the end of 2024, Bolivia’s international reserves were approximately US$1.9 billion, equivalent to 4.0% of GDP and representing a 16% increase compared to the end of 2023. However, most reserves were held in gold, and cash reserves decreased from 9.7% to 2.4% of total reserves within the year. The exchange rate in the parallel market averaged 11 bolivianos per dollar by December, while the official exchange rate remained unchanged. Regarding credit ratings, Fitch downgraded Bolivia by one notch to “CCC-“ to reflect the agency’s view that although a default event does not yet appear probable, the margin of safety continues to erode as a result of dwindling foreign exchange availability and the absence of corrective economic and fiscal policy measures. According to the Latin Consensus Forecast, the fiscal deficit would have reached around 10% of GDP in 2024. Fitch argues that the financing of the 2024 deficit was heavily reliant on monetary financing in the absence of international capital market access.

In Colombia, according to the Colombian National Statistics Bureau (DANE), GDP grew 1.7% YTD as of November 2024. Economic activity has continued to gradually recover, led by private consumption amid lower inflation and easier financial conditions. Importantly, private investment (especially in buildings) has remained sluggish amid heightened regulatory uncertainty, while civil works have gained some strength, mainly due to the execution of regional government-led projects like Bogota’s Metro. Inflation stood at 5.2% year-over-year in December 2024, higher than the upper limit of the Central Bank target range (3% + - 1pp.), the reason behind the Central Bank gradual policy rate-cut cycle. The policy rate was cut from 13% in December 2023 to 9.50% in December 2024. The fiscal deficit stood at 6.8% of GDP, 2.5 percentage points higher than in 2023, due to lower revenues and higher spending. In January 2025, S&P Global Ratings affirmed its 'BB+' long-term foreign currency, although it signaled that a downgrade over the next 12 months is possible if the government is unable to lower its fiscal deficit, resulting in net general government debt growing above 60% of GDP. The exchange rate closed 2024 at 4,406 Colombian pesos per dollar, a depreciation of 13.7% compared to the end of 2023, due to the strengthening of the global dollar during the latter part of the year, heightened risk perception in Latin America and deterioration in the domestic fiscal outlook.

In Chile, according to the Central Bank of Chile (BCCh) forecast, GDP grew 2.6% from 2023 to 2024. The authority stated that domestic demand grew less than anticipated. By sector, the favorable results are explained by mining production and commerce, which contrasted with the poor performance of financial services and the prolonged weakness of construction. The lower growth in private consumption occurs in the context of weak job creation due to sluggish investment in non-mining industries over the last several quarters. On its part, the performance of gross fixed capital formation remains marked by dissimilar behavior between mining and non-mining sectors that are lagging. Inflation stood at 4.5% in December 2024, an increase from 3.9% a year earlier and above the Central Bank target range of 3% +/- 1pp. The acceleration in inflation dynamics was a result of the combined increase of several cost factors, including the depreciation of the peso, higher labor costs, and increases in electricity rates. The BCCh continued with the normalization process of the policy rate; the rate closed the year at 5.00% compared to 8.25% in December 2023 and a peak of 11.25% seen in the first half of 2023. The exchange rate weakened significantly in 2024, closing the year at 997 pesos per dollar, a depreciation of 13.1% year-over-year. Regarding the fiscal accounts, the latest Public Finances Report showed that, in 2024, the fiscal deficit would stand at 2.9% of GDP, while gross debt was forecasted at 42.3% of GDP. Notably, S&P revised Chile's credit rating outlook from negative to stable, while Moody's maintained it stable. S&P affirmed that Chile's debt burden should stabilize because of the continued commitment to fiscal consolidation and the recently approved new fiscal responsibility law.

In 2024, Panama’s GDP grew 2.9%, which would mark its slowest growth rate since the 2009 global financial crisis, excluding the pandemic, after years of post-pandemic catch up. The negative economic impacts of the Minera Cobre Panama closure (ranked among the top 15 copper-producing mines globally) at the end of 2023, the loss of investment grade status by Fitch, and the uncertainty surrounding the May 2024 presidential elections affected growth. By sector, commerce and transport were the main drivers, while mining and manufacturing dragged growth. On November 28, 2023, Panama’s Supreme Court ruled the renegotiated contract between the government and Minera Panama unconstitutional and the government began the process of mine closure. First Quantum is seeking at least US$20 billion (23% of 2024 GDP) from Panama in two arbitration cases, one through the International Chamber of Commerce and another through the Canada-Panama Free Trade Agreement. The final hearing of the former was pushed from September 2025 to February 2026. On the political front, Jose Raul Mulino, from the Realizando Metas party of former President Ricardo Martinelli, won the May 2024 presidential elections with 34% of the votes. According to S&P, President Mulino's administration, which took office on July 1, inherited several pressing challenges, including a rising social security deficit, weak public finances, and the fallout from the closure of the copper mine in 2023. Addressing these challenges will require negotiations with other political parties, as the President's party lacks a simple majority. More recently, the stance of President Trump towards the Panama Canal has proven to be another challenge faced by Mulino’s government. Panama agreed to end its Belt and Road agreement with China and increase cooperation with the U.S. to reduce Chinese influence. Finally, Panama’s public debt, as a percentage of GDP, peaked at year-end 2020 at 58.1% of GDP and closed 2024 at 57.3% of GDP.

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

(3) Material accounting policies

3.1 Basis of presentation, use of estimates and changes in accounting policies

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including the expectation of future events that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

The most significant estimates and assumptions included in the consolidated financial statements are related to:

(1)	the calculation of the allowance of the expected credit loss on the loan portfolio, and
(2)	the estimation of the liability for life insurance contracts under the general valuation model.

There are also other estimates, such as: valuation of investments, liabilities for claims incurred, intangibles, goodwill impairment, credit loss for investments at fair value through other comprehensive income and investments at amortized cost, valuation of derivative financial instruments and deferred income tax.

For further details, refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, a) Basis of presentation, use of estimates and changes in accounting policies”.

3.2 Consolidation

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For further details refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, b) Basis of Consolidation.”

3.3 Functional, presentation and foreign currency transactions

Functional and presentation currency

Credicorp and its subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities,  given the fact their major transactions and operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; are entered into and settled in soles.

Transactions and balances in foreign currency

Foreign currency transactions are those entered into in currencies other than the functional currency of the entity. These transactions are initially recorded by Group entities at the exchange rates prevailing at the transaction dates. For further detail refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, c) Functional, presentation and foreign currency transactions”.

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

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) to the consolidated financial statements), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

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

Income from commissions and fees is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services. Performance obligations, as well as the timing of their satisfaction, are identified and determined at the time of contract. The Group's revenue contracts do not include multiple performance obligations.

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

Other income and expenses

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

Currently, the Group's products do not include differentiated components that require separation.

The Group classifies a portfolio of insurance and reinsurance contracts into two categories based on the expected profitability at the policy or contract level at the time of its recognition based on reasonable and sustainable information in:

-	Onerous contracts: A contract will be classified as onerous if, on the initial recognition date, the present value of the expected outflows is greater than the inflows.

-	Non-onerous contracts: Non-onerous contracts are those for which, at initial recognition, the present value of the expected outflows is less than the present value of the inflows.

The Group includes in the measurement of a group of insurance contracts all future cash flows within the limit of each contract in the group. Cash flows are within the limits of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group has a substantive obligation to provide the policyholder with insurance services insurance contract.

The Group re-evaluates each group's contract boundary at the end of each reporting period.

For further details refer to Notes to the consolidated financial statements, “3. Material Accounting Policies, e) Insurance activities”.

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

The business model explains how the financial assets are managed to generate cash flows and does not depend on Management’s intention regarding an individual instrument. Financial assets can be managed for the purpose of: (i) obtaining contractual cash flows; (ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate a business model, the Group considers:

◾	The risks that affect the performance of the business model and, in particular, the way in which these risks are managed.
◾	How the performance of the business model and the financial assets held within this business model are evaluated and reported to key Group management personnel.

If cash flows after initial recognition are realized differently from the Group's expectations, the classification of the remaining financial assets held in this business model is not modified.

When the financial asset is maintained in business models i) and ii) the application of the only principal and interest payments test is required - “SPPI”. This test consists of the evaluation of the cash flows generated by a financial instrument to verify whether the contractual conditions of the financial asset arise on specified dates to cash flows that are solely payments of principal and interest. To adapt to this concept the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified as at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

The reclassification of financial assets will take place whenever the business model for managing the financial assets changes. It is expected that this change will be very infrequent. These changes are determined by approval of the Group's management as a result of external or internal changes, which must be significant to the Group's operations and demonstrable to third parties. Financial liabilities are never reclassified.

When the Group changes its business model for managing financial assets, it will prospectively reclassify all affected financial assets from the date of reclassification. The Group will not restate previously recognized gains, losses, or interest (including gains or losses on impairment) recognized.

For further detail refer to Note 3 to the consolidated financial statements, “3. Material Accounting Policies, f) Financial instruments: Initial recognition and subsequent measurement”.

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

3.7.2 Financial liabilities

A financial liability is derecognized when the obligation to pay is discharged, cancelled, or expires. When an existing financial liability is exchanged for another from the same borrower under significantly different terms, or the terms are substantially modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, with the difference between the carrying amount of the initial financial liability and the consideration paid recognized in the consolidated statement of comprehensive income.

3.8 Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount is presented in the consolidated statement of financial position when there is a legally enforceable right to offset them and the Management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.9 Impairment of financial assets

The Group applies a three-stage approach to measure the provision for credit losses, using an expected credit loss impairment model as set out in IFRS 9, for the following categories:

•	Financial assets at amortized cost,
•	Debt instruments classified as investments at fair value through other comprehensive income, and

•	Indirect loans presented as off-balance accounts in the statement of financial position.

Financial assets classified or designated at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets migrate through three stages based on changes in credit risk from initial recognition.

For further details, refer to Note 3(i) (Material Accounting Policies: Impairment of financial assets)” to the consolidated financial statements.

3.10 Business combination

Business combinations are accounted for using the acquisition method as set out in IFRS 3 "Business Combinations", regardless of whether they are equity instruments or other acquired assets.

The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interest in the acquired entity. For each business combination, the Group decides whether the non-controlling interest in the acquired entity should be measured at fair value or at the proportionate share of the identifiable net assets of the acquired entity. Acquisition-related costs are recognized as expenses and included in the "Administrative expenses" line item in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for proper classification and naming in accordance with contractual terms, economic circumstances, and conditions relevant at the acquisition date. This includes the separation of implicit derivatives in contracts entered into by the acquiree.

Any contingency transferred by the acquirer must be recognized at its fair value at the acquisition date. The contingency classified as a financial instrument and within the scope of IFRS 9: "Financial Instruments" is measured at fair value through profit or loss or other comprehensive income in the consolidated statement of profit or loss or in the consolidated statement of comprehensive income. If the contingency is classified as equity, it should not be remeasured, and its subsequent settlement is accounted for within equity.

The acquisition of additional non-controlling interest is recognized directly in equity; the difference between the amount paid and the net assets acquired is recognized as an equity transaction. Therefore, the Group does not recognize any additional goodwill after acquiring the non-controlling interest, nor does it recognize a gain or loss on the sale of the non-controlling interest.

If there is a contractual obligation to acquire the shares of the non-controlling interest through a put option, the Group will initially recognize a liability at fair value through profit or loss equivalent to the fair value of the non-controlling interest against the "Other reserves " account in equity. After initial recognition, the liability is measured at fair value, recording changes in the consolidated statement of profit or loss until the option is exercised. If the option expires without being exercised, the liability is derecognized, adjusting equity.

The equity attributable to the non-controlling interest is presented separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is presented separately in the consolidated statement of profit or loss and in the consolidated statement of comprehensive income.

If a business combination is achieved in stages, the carrying amount of the previous participation held in the acquiree is remeasured at fair value at the date of acquisition, with the resulting gains or loss recognized in profit or loss. Likewise, in accordance with IFRS 3, from the acquisition date of a company not under common control, the acquirer has a 12-month period to make adjustments to the initial recognition of goodwill.

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

3.11 Intangible assets

Intangible assets comprise assets that are internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life.

The period and the amortization method for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method will be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and they are recognized in the consolidated statement of income when the asset is derecognized.

For further details, refer to Note 3(k) (Material Accounting Policies: Intangible assets)” to the consolidated financial statements.

3.12 Goodwill

Goodwill is the excess of the sum of the consideration transferred and the fair value recognized for the acquisition of the net assets acquired and liabilities assumed in a business combination. If the fair value of the net assets acquired exceeds the consideration transferred, the gain will be recognized in the consolidated statement of income.

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

If goodwill has been allocated to a cash-generating unit and part of the assets with which that unit operates is disposed of, the goodwill and the disposed assets are included in the transaction's carrying amount when determining the loss or disposal. Under these circumstances, disposed goodwill is measured based on the relative value of the disposed assets and the portion of the retained cash-generating unit.

The impairment of goodwill is determined by evaluating the recoverable amount for each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

3.13 Impairment of non-financial assets

     The Group assesses, at each reporting date whether there is any indication that an asset may be impaired in value. If there is any indication or when an annual impairment test of an asset is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset or CGU's fair value less costs of disposal and its value in use and is determined for each asset individually, unless the asset generates cash flows that are largely independent of those of other assets or group of assets.

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

     For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there are indications that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset neither exceeds its recoverable amount, nor exceeds the carrying amount that would have been determined net of depreciation, as if no impairment had been recognized in previous years. Such reversal is recorded in the consolidated statement of income.

3.14 Bank Acceptances

Customer debt for acceptances corresponds to accounts payable by customers for import and export transactions, the obligations of which have been accepted by the Group. Obligations to be assumed by the Group are recorded as liabilities.

3.15 Financial Guarantees

In the ordinary course of business, the Group provides financial guarantees, such as letters of credit, guarantees, and bank acceptances. Financial guarantees are initially measured at fair value, which is equivalent to the initial consideration received; likewise, letters of credit and guarantees are recorded in the "Other Liabilities" line item of the consolidated statement of financial position and bank acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group's liability for each guarantee is measured at the higher of the amount recognized initially, less the accumulated amortization recognized in the consolidated statement of income, and the best estimate of the expense required to settle any obligation arising from the financial guarantee.

Any increase in the liability related to a financial guarantee is included in the consolidated statement of income. The consideration received is recognized in the "Commissions and Fees" line item of the consolidated statement of income, based on its straight-line amortization over the term of the granted financial guarantee.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, it is probable that resources will be required to settle that obligation and the amount can be reliably estimated.

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

3.17 Contingencies

Contingent liabilities are disclosed in notes unless the possibility of a disbursement is remote. Contingent assets are not recorded in the financial statements; these are disclosed if it is probable that an inflow or receipt of economic benefits will be realized.

3.18 Income tax

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

Deferred tax assets and liabilities are recognized regardless of the time it is estimated that temporary differences are offset. Deferred assets are recognized when it is probable that there will be sufficient future taxable income for the temporary difference to be applied. At the date of the consolidated statement of financial position, Credicorp and its subsidiaries assess unrecognized deferred assets and the recoverability of recognized ones.

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

3.19 Earnings for share

   Basic earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury stock.

   Diluted earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average of common shares outstanding during the period, excluding common shares purchased and held as treasury stock, plus the weighted average of common shares that would have been issued if all potential dilutive common shares had been converted into common shares.

3.20 Derivative financial instruments and hedge accounting

The Group trades derivative financial instruments to meet the needs of its clients. The Group may also take positions with the expectation of benefitting from favorable movements in prices, rates, or indices. The Group also uses derivative instruments to manage its exposure to interest rates and foreign currency. In order to manage specific risks, the Group applies hedge accounting for transactions that meet the specific criteria for it. For further details about the accounting policies used for Derivative financial instruments, refer to “Note 3(t) (Material Accounting Policies: Derivative financial instruments and hedge accounting)” to the consolidated financial statements.

3.21 Fair value measurement

Fair value is the price that would be received for selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability takes place, either

- In the principal market for the asset or liability, or

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

3.22 Segment information

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specific criteria.

Operating segments are a component of an entity for which separate financial information is available and is evaluated periodically by the chief operating decision-maker ("CODM") related to the allocation of resources and performance evaluation. The Group discloses the same financial information that is used internally to assess the performance of operating segments and decide how to allocate resources to segments.

3.23 Fiduciary activities, management of funds and pension funds

The Group provides custody, administration, investment management, and advisory services to third parties that result in holding or lending assets on their behalf. These assets and the results on them are excluded from the consolidated financial statements, as they are not Group assets.

  Commissions generated by this activity are included in the "Commissions and fees" line of the consolidated statement of income.

3.24 Cash and cash equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents correspond to cash balances, funds deposited with central banks, "overnight" deposits, interbank funds, and deposits with maturities of three months or less from the acquisition date, excluding restricted funds, see Note 4(a to the consolidated financial statements.

Guarantee funds committed as part of a repurchase agreement are presented in the "Guarantee funds, repurchase agreements, and financing with securities" line of the consolidated statement of financial position.

Guarantee funds committed in trading of derivative financial instruments are presented in the "Other assets" line of the consolidated statement of financial position.

Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and the end of the period. This amount is presented separately from cash flows from operating, investing and financing activities and includes the differences, if any, had those cash flows been reported at end of period exchange rates.

3.25 Repurchase and resale agreements and loans and financing with securities

Securities sold under agreements to repurchase on a specific future date are not derecognized from the consolidated statement of financial position because the Group retains substantially all risks and benefits inherent in ownership. The cash received is recorded as an asset in the "Available funds" line, and the corresponding obligation to return it, including accrued interest, is recorded as a liability in the "Accounts payable for repurchase agreements and securities loans" line, reflecting the economic substance of the operation as a loan received by the Group. The difference between the selling price and the repurchase price is accrued during the contract term using the effective interest rate method and is recorded in the "Interest and similar expenses" line of the consolidated statement of income.

As part of this transaction, the Group delivers assets as collateral. When the counterparty receives securities and has the right to sell them or re-deliver them as collateral, the Group reclassifies these securities to the "Investments at fair value with changes in other comprehensive income under collateral" or "Investments at amortized cost under collateral" lines, as appropriate, in the consolidated statement of financial position. When the counterparty receives guarantee funds that will be restricted until the contract maturity, the Group reclassifies such cash to the "Guarantee funds, repurchase agreements, and financing with securities" line of the consolidated statement of financial position. When the counterparty receives credit portfolios as collateral, the Group maintains these credits in the "Credit portfolio, net" line in the consolidated statement of financial position, the control of which is kept in off-balance sheet accounts.

  On the other hand, securities purchased under agreements to resell on a specific future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outflow of an asset from the "Available funds" line, and the corresponding right to collect it, including accrued interest, is recorded in the "Guarantee funds, repurchase agreements, and financing with securities" line, reflecting the economic substance of the operation as a loan granted by the Group. The difference between the purchase price and the resale price is accrued during the contract term using the effective interest rate method and is recorded in the "Interest and similar income" line of the consolidated statement of income.

   If securities purchased under a resale agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the "Financial liabilities at fair value with changes in income" line of the consolidated statement of financial position, and is measured at fair value, recording gains or losses in the "Net gain on securities" line of the consolidated statement of income.

  Loans and financing are usually secured by securities. The transfer of securities to counterparties is only reflected in the consolidated statement of financial position if the risks and benefits inherent in ownership are also transferred.

(4) Historical Discussion and Analysis

Credicorp monitors the results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Regarding Credicorp’s LoBs, total external income from the universal banking LoB amounted to 68.7%, 72.6% and 73.2% of Credicorp’s total external income (which corresponds to total interest and similar income, including income and expenses on commissions and net premiums earned from insurance activities) in 2022, 2023 and 2024, respectively. Therefore, the following historical discussion and analysis is presented principally for the universal banking LoB, except when otherwise indicated, and is based upon information contained in our consolidated financial statements and should be read in conjunction therewith. The discussion in this section regarding interest rates is based on nominal interest rates.

The financial information and the discussion and analysis presented below for 2022, 2023 and 2024 reflects the financial position and results of operations of our subsidiaries. For further details, see “ITEM 3. KEY INFORMATION – 3.A Selected Financial Data”.

4.1 Consolidated contributions

See “Item 4.B Business Overview – (1) Credicorp Overview” for the contribution to the consolidated net profit attributable to our equity holders by each of our principal LoBs and subsidiaries, as well as for the percentage contribution to Credicorp total assets, total revenues, net profit, and equity attributable to Credicorp’s equity holders.

4.2 Financial performance

In 2024, we recorded a net profit, attributable to our shareholders, of S/5,501.3 (representing an increase of 13.1% as compared to S/4,865.5 million in 2023 and an increase of 18.4% as compared to S/4,647.8 million in 2022). The increase as compared to 2023 was attributable primarily to higher net income in Universal Banking and Microfinance, which stemmed from resilient margins amid a shift in the loan portfolio to retail and solid transactional funding (for Universal Banking), and secondarily to a drop in provisions due to the risk-management measures implemented (for Microfinance). In 2024, an increase of 9.4% in operating expenses at Credicorp was driven by the disruptive initiatives at the Credicorp level. These expenses were attributable to salaries and employee benefits, and to administrative, general and tax expenses through initiatives such as Yape, Tenpo, and Culqi, among others. These expenses aim to strengthen our leadership in the long term. Expenses at the core businesses increased for (i) an uptick in hiring and provisioning for variable compensation, which went hand-in-hand with an improvement in results; (ii) an uptick in server use which was driven by an uptick in transactions among increasingly digitalized clients; and (iii) measures to attract more specialized digital talent. In 2024, ROAE was 16.5% (compared to 15.8% in 2023 and 16.8% in 2022), and ROAA was 2.2% (compared to 2.0% in 2023 and 2.0% in 2022).

The main factors behind Credicorp’s results were:

•
Year-end total loan balances increased 0.5% from 2023 to 2024. This growth was fueled by higher disbursements in Consumer and Mortgage, partially offset by a drop in loans mainly at Mibanco, after stricter lending policies went into effect since the end of the second quarter in 2024. BCP Bolivia also contributed to this increase.

•
The cost of risk decreased by 5 bps from 2023 to 2.42% in 2024. This result was influenced by the reversals of provisions set aside for the “El Niño” Phenomenon, which drove a decrease in provisions (mainly for Mibanco), followed by Consumer and SME-Pyme. In Consumer, the decrease in provisions was also fueled by an improvement in payment performance mainly due to an increase in the share of lower-risk vintages within the total loan portfolio and a significant increase in the debt relief facilities. This evolution was partially offset by an increase in provisions for (i) Wholesale, fueled by a base effect associated with higher reversal levels of provisions in 2023, which reflected recoveries of impaired loans, and for (ii) Credit Cards, due to a deterioration in payment performance, which accentuated in the first semester of 2024. See also “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating Results – (5) Financial Position – 5.1 Total Assets – Portfolio quality”.

•
Interest income, which is the largest single component of total external income, rose 5.7% in 2024. This growth was driven mainly by an increase in Retail Banking loans, while Wholesale Banking loans declined. These dynamics led to composition of the loan portfolio shifted towards higher interest rate loans. Additionally, an increase in the balance of investments also contributed to growth in interest income, although to a lesser extent. Interest expenses fell 1.8%, driven by a context of declining central bank rates and a higher proportion of low-cost deposits in the funding mix. In this context, net interest income (NII) rose 9.1% from 2023 to 2024. At the end of 2024, full-year net interest margin (NIM) stood at 6.29%, which reflects a 29-bps increase from its 2023 level. Finally, an improvement in the risk profile of the loan portfolio, as evidenced by the decline in Cost of Risk, led to an uptick in Risk-adjusted NIM, from 4.38% in 2023 to 4.77% in 2024.

•
Other income increased by 13.2% as compared to 2023. This was driven primarily by an increase in net gain on foreign exchange transactions (a S/473.7 million or 53.5% increase compared to 2023), as a result of a base effect in BCP Bolivia and higher volumes at BCP Stand-alone. Likewise, positive results were also attributable to net fee income (a S/247.6 million or 6.5% increase compared to 2023), as a result of higher transactional activity at BCP Stand-alone. To a lesser extent, growth in net fee income was also driven by growth in AUMs in Credicorp Capital’s Wealth Management and Asset Management businesses.

•
Total insurance and reinsurance results (income from insurance services, less expenses from insurance services and reinsurance results) fell 1.0% compared to 2023. This variation was primarily driven by a weaker Reinsurance Result (+26.4%), mainly in P&C Business, and secondarily by a decrease in Insurance revenue (-2.0%), mainly in Life Business and Crediseguro. These dynamics were partially offset by a decrease in insurance service expenses (-7.4%), mainly in P & C Business.

•
Operating expenses increased 9.4% compared to 2023, mainly due to (i) BCP, where salary and benefit expenses rose from hiring more talent, and variable compensation provisioning, and (ii) disruptive initiatives at the Credicorp level.

•	The efficiency ratio improved 30 bps, to 45.8% (compared to 46.1% in 2023), primarily due to an expansion in net interest income.

Main ratios

	As of and for the year ended on December 31,
	2022	2023	2024	2024 – 2023 (bps)
ROAE (1)	16.81%	15.83%	16.47%	64
ROAA (2)	1.97%	2.01%	2.22%	21
NIM (3)	5.09%	6.01%	6.29%	28
Funding cost (4)	1.83%	2.91%	2.74%	(17)
Cost of risk (5)	1.22%	2.50%	2.42%	(8)
Loan to deposit (6)	101.09%	98.15%	90.05%	(810)
Internal overdue ratio (7)	4.00%	4.23%	3.73%	(50)
Non-performing loan ratio (8)	5.41%	5.89%	5.26%	(63)
Coverage of Internal overdue loans (9)	132.54%	135.12%	147.42%	1,230
Coverage on Non-performing loans (10)	97.93%	97.02%	104.34%	732
Operating efficiency (11)	47.50%	46.08%	45.78%	(30)
(1)	Net profit attributable to Credicorp / Average** equity before non-controlling interest.
(2)	Net profit attributable to Credicorp / Average** assets.
(3)	Net Interest Income / Average** interest earning assets.
(4)	Interest expense / Average** total funding.
(5)	Provisions for loan losses, net of recoveries / Total loans.
(6)	Total loans, net of unearned income / Total deposits and obligations.
(7)	Internal overdue loans / Total loans. For the definition of Internal overdue loans see “ITEM 3. KEY INFORMATION – 3. A Selected financial data, Note (14).”
(8)	Non-performing loans / Total loans. Non-performing loans = Internal Overdue Loans + Refinanced Loans + Restructured Loans
(9)	Allowance for loan losses / Internal overdue loans.
(10)	Allowance for loan losses / Non-performing loans.
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

(**)	Averages are determined as the average of period-beginning and period-ending balances.

4.3 Results of operations for the three years ending on December 31, 2022, 2023 and 2024

The following table sets forth, for the years 2022, 2023 and 2024, the principal components of our net profit:

	As of and for the year ended on December 31,
	2022	2023	2024
	(in thousands of Soles)
Interest and similar income	15,011,282	18,798,495	19,869,256
Interest and similar expenses	(3,919,664)	(5,860,523)	(5,754,125)
Net interest, similar income and expenses	11,091,618	12,937,972	14,115,131
Provision for credit losses on loan portfolio	(2,158,555)	(3,957,143)	(3,943,301)
Recoveries of written-off loans	347,017	334,798	423,854
Provision for credit losses on loan portfolio, net of recoveries	(1,811,538)	(3,622,345)	(3,519,447)
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	9,280,080	9,315,627	10,595,684
Total non-interest income	5,066,096	5,655,825	6,404,119
Total insurance and reinsurance result	841,448	1,211,100	1,199,020
Total other expenses	(8,317,013)	(9,334,223)	(10,374,296)
Profit before income tax	6,870,611	6,848,329	7,824,527
Income tax	(2,110,501)	(1,888,451)	(2,201,275)
Net profit	4,760,110	4,959,878	5,623,252
Net profit attributable to:
Credicorp’s equity holders	4,647,818	4,865,540	5,501,254
Non-controlling interest	112,292	94,338	121,998

Net income attributable to our shareholders for 2024 reflected an increase of 13.1% compared to 2023. This result was mainly due to higher net interest, income and similar expenses which increased by 9.1% compared to 2023.

4.3.1 Net Interest, similar income, and expenses

The following table sets forth the components of net interest, similar income, and expenses:

	As of and for the year ended on December 31,
	2022	2023	2024
	(in thousands of Soles)
Interest and similar income
Interest on loans	12,419,281	15,044,864	15,654,391
Interest on investments at fair value through other comprehensive income	1,595,570	1,984,408	2,136,099
Interest on due from banks	467,387	1,133,211	1,405,854
Interest on investments at amortized cost	382,097	456,543	469,224
Interest on investments at fair value through profit or loss	38,550	48,376	54,999
Dividends received	29,226	46,080	49,469
Other interest and similar income	79,171	85,013	99,220
Total Interest and similar income	15,011,282	18,798,495	19,869,256

Interest and similar expense
Interest on deposits and obligations	(1,688,245)	(3,141,307)	(2,850,474)
Interest on due to banks and correspondents	(683,078)	(1,158,665)	(1,081,126)
Interest on bonds and notes issued	(728,218)	(634,299)	(799,223)
Financial expenses of insurance activities	(426,477)	(466,814)	(507,356)
Deposit Insurance Fund	(230,255)	(237,441)	(256,583)
Interest on lease liabilities	(25,054)	(25,574)	(22,828)
Other interest and similar expense	(138,337)	(196,423)	(236,535)
Total Interest and similar expense	(3,919,664)	(5,860,523)	(5,754,125)
Net interest income	11,091,618	12,937,972	14,115,131

Net interest income grew by 9.1%, from 2023 to 2024 (and rose 16.6% from 2022 to 2023), mainly due to an increase in Interest and similar Income. This evolution was fueled by growth in Retail Banking loans, that compensated for a decrease in Wholesale Banking loans.

Interest and similar income grew by 5.7% in 2024, as compared to 2023. The increase in 2024 was mainly driven by an increase in income from loans, which reflected an uptick in Retail Banking loans within the loan mix. In 2023, Interest and similar income rose 25.2% from the previous year.

The average balance of our foreign currency-denominated loan portfolio increased by 2.0% to S/52.0 billion in 2024, as compared to S/51.0 billion in 2023.

The average balance of the Sol-denominated loan portfolio decreased by 2.2% to S/91.9 billion in 2024, compared to S/94.0 billion in 2023.

The average nominal interest rates earned on loans increased 10.9% in 2024. The average nominal interest rate for foreign currency-denominated loans increased to 7.7% in 2024. Average nominal interest rates for Sol- denominated loans increased to 12.7% in 2024.

Interest and similar expenses decreased by 1.8% in 2024 compared to the level registered in 2023. In 2023, interest expense registered an uptick of 49.5% compared to 2022. The 2024 decrease in interest expenses was attributable to lower market interest rates and a higher proportion of low-cost deposits in the funding mix.

Average interest-bearing foreign currency-denominated deposits increased in 2024 by 2.6% to S/73,975.1 million from S/72,097.9 million in 2023. Our average interest-bearing Sol-denominated deposits increased by 6.4% in 2024 to S/79,135.0 million from S/74,390.5 million in 2023.

Average nominal interest rates paid on foreign currency-denominated deposits was 0.9%, 1.8%, and 2.0% in 2022, 2023, and 2024, respectively. Average nominal interest paid on Sol-denominated deposits was 1.7% in 2022, increased to 2.8% in 2023 and decreased to 2.1% in 2024. NIM (net interest income divided by monthly average interest-earning assets) was 6.42% in 2024, 6.13% in 2023 and 5.18% in 2022.

For more detail, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information”.

4.3.2 Provisions for Loan Losses

The following tables set forth the changes in our provisions for loan losses:

	As of and for the year ended on December 31,
	2022	2023	2024
	(in thousands of Soles)
Provision for credit losses on loan portfolio	(2,158,555)	(3,957,143)	(3,943,301)
Recoveries of written-off loans	347,017	334,798	423,854
Provision for credit losses on loan portfolio, net of recoveries	(1,811,538)	(3,622,345)	(3,519,447)

Provisions for credit losses on loan portfolios, net of recoveries, decreased by 2.8% in 2024 to S/3,519.4 million as compared to S/3,622.3 million in 2023 and to S/1,811.5 million in 2022. The contraction reflects lower provisions established across Credicorp’s banking businesses, particularly for Mibanco and BCP Stand-alone. This decrease was influenced by the reversal of provisions set aside for the “El Niño” Phenomenon, which drove a decrease in provisions mainly for Mibanco, followed by Consumer and SME-Pyme. In Consumer, the decrease in provisions was also fueled by an improvement in payment performance mainly due to an increase in the share of lower-risk vintages within total loan portfolio and a significant increase in the debt relief facilities. This evolution was partially offset by an increase in provisions for:

•	Wholesale: fueled by a base effect associated with higher reversal levels of provisions in 2023, which reflected recoveries of impaired loans.
•	Credit Cards: driven by a deterioration in the payment performance, which accentuated in the first semester of 2024.

Total recoveries of written-off loans reached S/423.9 million in 2024, as compared to S/334.8 million in 2023 and to S/347.0 million in 2022.

4.3.3 Other Income

The following table reflects the components of our other income:

	As of and for the year ended on December 31,
	2022	2023	2024
	(in thousands of Soles)
Commissions and fees	3,642,857	3,804,459	4,052,103
Net gain on foreign exchange transactions	1,084,151	886,126	1,359,805
Net gain on securities	5,468	425,144	362,295
Net gain on derivatives held for trading	65,187	53,665	156,195
Exchange difference result	387	45,778	(41,058)
Others	268,046	440,653	514,779
Total other income	5,066,096	5,655,825	6,404,119

Other income increased by 13.2% to S/6,404.1 million in 2024, compared to S/5,655.8 million in 2023, which in turn represented an increase of 11.6% from S/5,066.1 million in 2022. This growth was primarily driven by higher net gain on foreign exchange transactions, net fee income and, to a lesser extent, by net gain of derivatives held for trading.

Net gain on foreign exchange transactions increased by 53.5% to S/1,359.8 million in 2024, compared to S/886.1 million in 2023, which in turn represented a decrease of 18.3% from S/1,084.2 million in 2022. This growth was mainly attributable to (i) BCP Bolivia, associated to a base effect, and (ii) BCP Stand-alone, related to higher transactional volumes from wholesale clients and to better pricing strategies.

Commissions and fees increased by 6.5% to S/4,052.1 million in 2024, compared to S/3,804.5 million in 2023, which in turn represented an increase of 4.4% from S/3,642.9 million in 2022. This growth was mainly attributable to (i) Yape, associated with positive results from the payments business (bill and POS payments), and from Payments and transactional services, related to higher transactional activity of credit and debit cards, aligned with growth of customer liquidity, both at BCP Stand-alone. In a lesser extent, growth in net fee income was also driven by Credicorp Capital, associated with the growth in AUMs in the Wealth Management and Asset Management businesses.

Likewise, net gain on derivatives held for trading increased by 191.1% to S/156.2 in 2024, compared to S/ 53.7 million in 2023, which in turn represented a decrease of 17.7% from S/65.2 million in 2022. Growth was driven by realized gains in treasury by hedging local currency exposures of ASB Bank Corp. and Credicorp Capital.

4.3.4 Exchange difference

The exchange difference reflects exposure to appreciation/depreciation of net monetary positions in foreign currencies, principally US Dollars, in 2022, 2023 and 2024, to Peruvian Soles. We recorded a net gain from exchange difference of S/0.4 million, S/45.8 million and a net loss from exchange difference of S/41.1 million in 2022, 2023 and 2024 respectively.

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

As of December 31, 2022, 2023 and 2024, Credicorp’s net foreign exchange balance is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). For further details, see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT – Foreign Currency Exchange Rate Risk".

4.3.5 Insurance and reinsurance result

The following table reflects the result of insurance and reinsurance service under IFRS 17:

	As of and for year ended December 31,
	2022	2023	2024
	(in thousands of Soles)
Insurance service result	1,302,347	1,602,421	1,693,617
Reinsurance result	(460,899)	(391,321)	(494,597)
Total insurance and reinsurance result	841,448	1,211,100	1,199,020

The Insurance and reinsurance result decreased by 1.0% due to lower results in Life and Crediseguros businesses. In terms of business lines, this decline was driven by Credit Life, Annuities and Individual Life.

4.3.6 Other Expenses

The following table reflects the components of our expenses:

	As of and for the year ended on December 31,
	2022	2023	2024
	(in thousands of Soles)
Salaries and employee benefits	(3,902,161)	(4,265,453)	(4,676,436)
Administrative expenses	(3,414,065)	(3,803,203)	(4,183,775)
Depreciation and amortization	(485,207)	(511,174)	(570,830)
Impairment loss on goodwill	-	(71,959)	(27,346)
Depreciation for right-of-use assets	(151,282)	(147,833)	(142,640)
Others	(364,298)	(534,601)	(773,269)
Total other expenses	(8,317,013)	(9,334,223)	(10,374,296)

Salaries and employee benefits increased by 9.6% to S/4,676.4 million in 2024 as compared to S/4,265.4 million in 2023 (and compared to S/3,902.2 million in 2022), fueled mainly by an increase in personnel for both the traditional business and specialized IT, and secondarily by an uptick in expenses for provisions for variable compensation.

Administrative expenses increased by 10.0% to S/4,183.8 million in 2024 as compared to S/3,803.2 million in 2023 (and compared to S/3,414.1 million in 2022). The increase from 2023 to 2024 was primarily driven by higher investments and expenses at BCP, which were related to digital transformation, software improvements, expenses for transactions, and disruptive initiatives at the Credicorp level.

4.3.7 Income Taxes

At present, Credicorp is not subject to any withholding tax, capital transfer tax, estate duty, inheritance tax or property tax in Bermuda. However, on December 27, 2023, Bermuda enacted the CIT Act. If a Bermuda constituent entity of an MNE group is subject to tax under the CIT Act, corporate income tax is chargeable at a rate of 15 per cent for fiscal years beginning on or after January 1, 2025, as determined in accordance with and subject to the adjustments set out in the CIT Act.

Additionally, some of our subsidiaries are subject to income tax and taxes on dividends paid to us, depending on the legislation of the jurisdictions in which they generate income.

Peru

Our Peruvian subsidiaries, including BCP Stand-alone, are subject to corporate taxation on income under Peruvian Tax Law. At December 31, 2022, 2023, and 2024, the Peruvian statutory income tax rate was 29.5% on taxable profit after calculating the workers’ profit sharing, which is determined using a 5.0% rate.

Peruvian tax legislation is applicable to legal entities established in Peru and on an individual (not consolidated) basis. Our non-Peruvian subsidiaries are not subject to taxation in Peru, and their assets are not included in the calculation of the Peruvian extraordinary tax on net assets, except if these entities have income from Peruvian source that is subject to Peruvian withholding tax.

The SUNAT has the right to review and, if necessary, request the amend the Tax returns filed by Peruvian subsidiaries up to four years after their filing date. However, this period may be suspended according to the criteria established in the tax legislation. As of December 31, 2024, income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

-	Banco de Crédito del Peru S.A.	2016, 2017, 2021 to 2023

-	Mibanco, Banco de la Microempresa S.A.	2023

-	Pacífico Compañía de Seguros y Reaseguros S.A.	2019 to 2023

-	Credicorp Capital Servicios Financieros S.A.	2019 to 2023

-	Credicorp Capital Peru S.A.A.	2019, 2020, 2022 and 2023

-	Grupo Crédito	2020 to 2023

Bolivia

The corporate income tax rate in Bolivia is 25.0 percent as of December 31, 2022, 2023, and 2024. Bolivian financial entities are subject to an additional rate to the extent that the ROE exceeds 6.0 percent; in that case, they must consider an additional rate of 25.0 percent, which would bring the rate to 50.0 percent.

The Bolivian Tax Authority has the right to review and, if applicable, to make a new income tax assessment. It also regulates the terms for review after the filing of the income tax returns. The annual income tax declarations of BCP Bolivia, which are pending examination by the Bolivian tax authority, correspond to fiscal years 2017 to 2023.

Chile

In Chile, the tax legislation changed in 2020, establishing two new regimes currently in force: the general regime and the Pro-Pyme regime, with the latter applicable to smaller companies. Credicorp Capital Holding Chile, as well as all its subsidiaries, are taxed under the general regime, whose corporate income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2022, 2023, and 2024.

Individuals or legal entities not domiciled in Chile will be subject to an additional tax at rates between 4.0 percent and 35.0 percent, depending on the nature of the income.

The Chilean Tax Authority has the power to review and, if applicable and if necessary, amend the annual income tax returns filed by the Chilean subsidiaries up to three years after their filing date and make a new determination for the income tax. The Chilean Tax Authority is currently auditing the 2023 corporate income tax returns of Credicorp Capital Corredores de Bolsa and the 2023 corporate tax return of Credicorp Capital Chile. No material issues have been raised in connection with either of these audits.

Colombia

In Colombia, the income tax rate has been set at 35.0 percent for the years 2023 and 2024.

The rate of 40.0 percent will be applicable only to financial institutions that in the corresponding taxable year have a taxable income equal to or greater than 120,000 Unidad de Valor Tributario (“UVT”), which as of December 31, 2024, 2023 and 2022 is equivalent to a total of S/5.1 million, S/4.4 million and S/3.6 million, respectively. In this sense, Credicorp Capital Colombia and Credicorp Capital Fiduciaria must pay income tax taking into account the above.

Additionally, for occasional profits, listed and established by the National Government in the Tax Statute and which are not subject to income tax, a differential rate of 15.0 percent must be applied on the net profit and the associated expenses respectively.

Dividends and participations are subject to a 10.0 percent rate as withholding at source on income, which will be transferable and imputable to the resident individual or investor residing abroad.

The Colombian Tax Authorities have the power to review and, if applicable, to make a new Income Tax assessment of the subsidiaries of Credicorp located in Colombia, which also regulate the terms for the review after the filing of the Income Tax returns. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The Colombian annual tax returns pending review by the foreign tax authorities are the following:

-	Mibanco Colombia S.A.S.	2019 to 2023

-	Credicorp Capital Colombia S.A.	2019, 2020, 2021 and 2023

-	Credicorp Capital Fiduciaria	2019 to 2023

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2022, 2023 and 2024.

(5) Financial Position

5.1 Total Assets

The following table shows changes to the principal assets of Credicorp from 2022 through 2024:

	As of and for the year ended on December 31,
	2022	2023	2024	2024-2023
	(in millions of Soles)			% Change
Cash and due from banks	34,184	33,931	47,655	40.4
Cash collateral, reverse repurchase agreements and securities borrowings	1,102	1,411	1,033	(26.8)
Investments:
At fair value through profit or loss	4,199	4,983	4,715	(5.4)
At fair value through other comprehensive income	30,786	37,044	40,143	8.4
Amortized cost	10,446	10,189	8,968	(12.0)
Net loans	140,754	136,698	137,737	0.8
Other assets (1)	13,943	14,584	15,838	8.6
Total assets	235,414	238,840	256,089	7.2
(1)
Includes financial assets designated at fair value through profit or loss, reinsurance contract assets, property, furniture and equipment net, Due from customers on banker’s acceptances, intangible assets and goodwill, and other assets. Also included is the payment of the mileage-based loyalty program that the bank credits to its customers for the use of their cards for US$96.6 million (equivalent in soles to S/363.6 million), debit and other Latam Pass financial products of BCP. Customers can use these miles directly with Latam to redeem tickets, goods or services offered by them.

As of December 31, 2024, Credicorp had total assets of S/256.1 billion, an increase of 7.2% as compared to the total assets of S/238.8 billion in 2023. In 2022 total assets were S/ 235.4 billion.

As of December 31, 2024, our total loans, which correspond to direct loans, including accrued interest and excluding unearned interest, were S/145.7 billion, which represented 56.9% of total assets. Loans, net of allowance for loan losses, totaled S/137.7 billion in 2024, representing an increase of 0.8% from 2023. As of December 31, 2023, total loans totaled S/145.0 billion, representing 60.7% of total assets, and net of allowance for loan losses totaled S/136.7 billion. As of December 31, 2022, total loans totaled S/148.6 billion, representing 63.1% of total assets, and net of allowance for loan losses totaled S/140.8 billion.

Our total deposits with the BCRP increased to S/36,665.5 million as of December 31, 2024, from S/23,673.8 million as of December 31, 2023. As of December 31, 2024, 2023 and 2022, our securities holdings include investments at fair value through profit or loss, investments at fair value through other comprehensive income and amortized cost investments, which amount to S/53,825.9, S/52,215.5 million and S/45,431.2 million, respectively.

•	Loan evolution

	2022	2023	2024	2024 - 2023	2024 -%		2023 -%
Total year-end balances	(in millions of Soles)			% Change	Local Currency (1)	Foreign Currency(2)	Local Currency (1)	Foreign Currency(2)
BCP Stand-alone (3)	123,708	119,425	120,571	1.0	67.8	32.2	67.3	32.7
Mibanco	14,089	13,269	12,239	(7.8)	99.9	0.1	99.9	0.1
Bolivia	9,254	9,402	9,939	5.7	0.0	100.0	0.0	100.0
ASB Bank Corp.	2,446	2,150	1,802	(16.2)	0.0	100.0	0.0	100.0
Others (4)	(871)	730	1,181	61.8	N/A	N/A	N/A	N/A
Total loans	148,626	144,976	145,732	0.5	63.9	36.1	64.2	35.8
(1)	Peruvian Sol is considered local currency.
(2)	Includes mainly US dollar currency and other foreign currencies (BOB, COP, and CLP).
(3)	Includes BCP Panama and BCP Miami.
(4)	Includes Tenpo Payment, SEAH and eliminations for Credicorp’s consolidation purposes.

The increase of 0.5% of Credicorp’s total loans from 2023 to 2024 was primarily a result of higher loan disbursements in Consumer and Mortgage business segments, the latter driven by economic reactivation and an uptick in the demand for loans. BCP Bolivia also contributed to this increase, due primarily to higher disbursements in Wholesale Banking. These factors were partially offset by a drop in total loans at Mibanco, that followed stricter lending policies going into effect at the end of the second quarter of 2024.

The following table shows the composition of Credicorp’s loan portfolio for loans issued in local currency in year-end balances:

	2022	2023	2024	2024 - 2023
Local currency year-end balances	(In millions of Soles)			% Change
BCP Stand-alone	84,601	80,376	81,744	1.7
Mibanco	14,068	13,252	12,227	(7.7)

The following table shows the composition of Credicorp’s loan portfolio in foreign currency in year-end balances:

	2022	2023	2024	2024 – 2023
Foreign currency year-end balances	(In millions of US Dollars)			% Change
BCP Stand-alone	10,253	10,528	10,315	(2.0)
Mibanco	5	5	3	(40.0)
BCP Bolivia	2,322	2,535	2,641	4.4
ASB Bank Corp.	641	580	479	(11.5)

The following table shows the composition of Credicorp’s loan portfolio, measured in average daily balances:

	As of and for the year ended on December 31(1),
	2022	2023	2024	2023 – 2022	2024 – 2023
	(in millions of Soles)			% Change	% Change
BCP Stand-alone	120,364	116,585	115,758	(3.1%)	(0.7%)
Wholesale Banking	56,441	53,339	52,338	(5.5%)	(1.9%)
Corporate	32,648	31,626	31,158	(3.1%)	(1.5%)
Middle-Market	23,793	21,713	21,180	(8.7%)	(2.5%)
Retail Banking	63,923	63,246	63,420	(1.1%)	0.3%
SME-Business	9,135	7,441	7,245	(18.5%)	(2.6%)
SME-Pyme	18,705	16,698	16,311	(10.7%)	(2.3%)
Mortgage	19,484	20,626	21,535	5.9%	4.4%
Consumer	12,000	12,753	12,410	6.3%	(2.7%)
Credit card	4,599	5,728	5,920	24.5%	3.4%
Mibanco	14,075	14,029	12,579	(0.3%)	(10.3%)
Mibanco Colombia	1,142	1,454	1,728	27.3%	18.8%
BCP Bolivia	8,813	8,982	9,547	1.9%	6.3%
ASB Bank Corp.	2,266	2,080	1,893	(8.2%)	(9.0%)
Total loans	146,659	143,130	141,505	(2.4%)	(1.1%)
(1)	Total loans in average daily balances.

In 2024, the drop in total loans was primarily attributable to the decrease in the loan portfolio of Mibanco and BCP Stand-alone, whose loan book fell by 1.1% in average daily balances in line with the following dynamics:

•	Mibanco’s average daily balances fell S/1,450.3 million, or 10.3%, from 2023 to 2024.This drop was fueled mainly by stricter lending policies implemented at the end of the second quarter of 2024.
•
Wholesale Banking’s average daily balances, which includes the Middle Market and Corporate Banking segments, fell S/1,001.4, or 1.9%, from 2023 to 2024. Middle Market was the largest contributor to this decline, mainly explained by an increase in short-term loan amortizations.

•
SMEs’ average daily balances, which includes SME-Pyme and SME-Business, fell S/583.8 million, or 2.4%, from 2023 to 2024. In SME-Pyme, average daily balances fell S/387.5 million, or 2.3%, mainly due to a drop in long-term loan disbursements. In SME-Business, average daily balances fell S/196.3 million, or 2.6%, mainly due to amortizations of government program loans.

The decline in the total loan portfolio was also due to ASB Bank Corp, whose loan portfolio fell S/187.0 million, or 9.0%, in terms of average daily balances. It is important to note that ASB Bank Corp.’s main business is in the Investment Advisory and Management industry.

Lastly, BCP Bolivia’s loan portfolio increased S/565.1 million, or 6.3%, from 2023 to 2024, driven mainly by higher disbursements in Wholesale Banking.

It is important to note that if we exclude the Government Program portfolio, total loans measured in average daily balances rose slightly by 0.2% from 2023 to 2024.

•	Portfolio quality

In terms of portfolio quality, our internal overdue ratio (which includes loans under legal collection) was 3.72% at the end of 2024, 51 bps lower than the 4.23% ratio recorded at the end of 2023 (and 4.00% at the end of 2022). The non-performing loan ratio decreased by 63 bps to 5.26% in 2024 from 5.89% in 2023 (representing an increase of 48 bps in 2023 from 5.41% in 2022). This was mainly due to a decline of overdue and refinanced loans, which was primarily attributable to an increase in honoring processes for Reactiva Loans and risk management measures taken at BCP and Mibanco. As of December 31, 2024, the Government Program (GP) Portfolio represented 2% of Credicorp’s total portfolio (in comparison to 2% as of December 31, 2023 and 6% as of December 31, 2022). It is important to highlight that a large part of the GP Portfolio is backed by state guarantees, whose recovery processes for loans over 90 days past due are currently underway with the relevant regulatory entities.

An analysis of the non-performing loan ratio by business segment shows that:

•
Wholesale Banking: An improvement of 62 bps was registered, situating its non-performing loan ratio at 2.47% compared to 3.08% in 2023. This improvement was driven by a decrease in non-performing loan balances, fueled mainly by the debt cancellation of a refinanced client in the real estate sector.

•
SME-Business: An improvement of 157 bps was registered, situating its non-performing loan ratio at 9.65% compared to 11.22% in 2023. This improvement was driven by a decrease in non-performing loan balances, which reported a drop in overdue loans after improvements in debt collection management led to extraordinary recoveries.

•
SME-Pyme: An improvement of 208 bps was registered, situating its non-performing loan ratio at 13.25% compared to 15.33% in 2023. This improvement was driven by a decrease in non-performing loan balances, fueled by an increase in honoring processes for Reactiva loans and by a drop in overdue loans via the lower-risk, mid-sized ticket segment (greater than S/ 150 thousand).

•	Mortgage: A slight deterioration of 2 bps was registered, situating its non-performing loan ratio at 3.80% versus 3.78% in 2023. This deterioration was attributable to the growth in overdue loans.
•
Consumer: An improvement of 39 bps was registered, situating its non-performing loan ratio at 6.04% compared to 6.43% in 2023. This improvement was driven by an increase in loan volumes despite non-performing loan balances being affected by higher refinance loans.

•
Credit Cards: An improvement of 96 bps was registered, situating its non-performing loan ratio at 4.41% compared to 5.38% in 2023. This improvement was driven by a decrease in non-performing loan balances, fueled mainly by higher write-offs and improvements in origination.

•
Mibanco: A deterioration of 38 bps was registered, situating its non-performing loan ratio at 7.43% compared to 7.05% in 2023. This deterioration was driven by a contraction in the loan portfolio and was partially offset by a drop in overdue loans, which was mainly attributable to stricter origination policies, improvements in debt collection management and the debt relief facilities rolled out as of the second quarter of 2024.

•	BCP Bolivia: A deterioration of 24 bps was registered, situating its non-performing loan ratio at 3.32% compared to 3.08% in 2023. This deterioration was driven by higher overdue and refinanced loans.

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

The Coverage ratio of non-performing loans increased from 97.0% in 2023 to 104.3% at the end of 2024. This growth was mainly driven by a decrease in the non-performing loans portfolio in SMEs and Wholesale Banking, as described above.

5.2 Total Liabilities

	As of and for the year ended on December 31,
	2022	2023	2024	2024 – 2023
	(In millions of Soles)			% Change
Time deposits	37,478	41,290	44,116	6.8
Demand deposits	48,467	48,229	52,591	9.0
Saving deposits	54,769	52,376	59,758	14.1
Severance indemnity deposits	3,825	3,186	2,996	(6.0)
Bank's negotiable certificates	1,419	1,195	1,101	(7.9)
Interest payable	1,063	1,429	1,280	(10.4)
Total deposits	147,021	147,705	161,842	9.6

Payables from repurchase agreements and security lending	12,967	10,168	9,061	(10.9)
Due to banks and correspondents	8,937	12,279	10,754	(12.4)
Bonds and notes issued	17,007	14,595	17,268	18.3
Other liabilities (1)	19,887	20,986	22,187	5.7
Total liabilities	205,819	205,733	221,112	7.5
(1)
As of December 31, 2024, 2023, and 2022 includes banker’s acceptances outstanding, lease liabilities, financial liabilities at fair value through profit or loss, insurance contract liability, deferred tax liabilities, net, and other liabilities.

As of December 31, 2024, we had total liabilities of S/221.1 billion, a 7.5% increase from S/205.7 billion as of December 31, 2023. As of December 31, 2022, total liabilities were S/205.8 billion.

As of December 31, 2024, total deposits were S/161.8 billion, a 9.6% increase from S/147.7 billion on December 31, 2023. The increase in 2024 was primarily due to an increase in the Savings Deposit balance (+14.1%), which was driven primarily by Retail clients at BCP attributable to improvements in our transactional offerings, which has enabled us to attract inflows related to pension funds withdrawals. This increase was also driven by a lesser extent by Demand Deposits (+9.0%), primarily attributable to growth in the balances of individuals and small business banking.

According to the SBS, as of December 31, 2024, Credicorp (Mibanco and BCP) accounted for 41.9% of total savings deposits, 40.1% of total demand deposits, 24.8% of total time deposits, and 34.9% of total deposits in the Peruvian banking system, the highest of any Peruvian bank in all these types of deposits. In addition, as of December 31, 2024, we were in possession of 34.3% of the entire Peruvian banking system’s severance indemnity deposits.

As of December 31, 2024, our total due to banks and correspondents was S/10.8 billion, representing a 12.4% decrease from S/12.3 billion as of December 31, 2023, which in turn represented an increase of 37.4% from S/8.9 billion on December 31, 2022.

As of December 31, 2024, our total bonds and notes issued were S/17.3 billion, a 18.3% increase from S/14.6 billion as of December 31, 2023 (the end of period balance of 2023 represented a 14.2% decrease from S/17.0 billion in 2022). The increase in 2024 was attributable to bonds issued by BCP Stand-alone during the year.

As of December 31, 2024, our payables from repurchase agreements and securities lending were S/9.1 billion, a 10.9% decrease from S/10.2 billion as of December 31, 2023 (the end of period balance of 2023 represented a 21.6% decrease from S/13.0 billion as of December 31, 2022). During 2024, the balance of BCRP instruments decreased, primarily in BCP Stand-alone, driven by lower supply of repo financing from BCRP.

5.2.1 Funding Structure

At the end of 2024, Credicorp’s total funding was S/198.9 billion, which represents a 7.7% increase as compared to S/184.7 billion at the end of 2023.

Credicorp’s funding structure shows an increase in total deposits throughout 2024, due to an uptick in low-cost deposits (demand deposits and saving deposits), given high levels of liquidity in the market. At the end of 2024, deposits accounted for 81.4% share of total funding, as compared to 79.9% at the end of 2023 (and 79.1% at the end of 2022).

The increase in deposits was mainly associated with savings deposits and demand deposits, which increased their share of the deposits mix (69.4% at the end of 2024, as compared to 68.1% in 2023 and 70.2% in 2022). On the other hand, time deposits increased 6.4% at the end of 2024, compared to 9.2% in 2023 and 33.0% in 2022.

With respect to other funding sources, our analysis shows an increase in 2024 in the volume of Bonds and notes issued, which represented 8.7% of total funding as of December 31, 2024 (compared to 7.9% and 9.2% of total funding on December 31, 2023, and December 2022, respectively). This increase was due to the issuance of bonds during 2024 as part of a structural funding management strategy.

5.3 Total Equity

	As of and for the year ended on December 31,
	2022	2023	2024	2024 – 2023
	in millions of Soles			% Change
Capital stock	1,319	1,319	1,319	-
Treasury stock	(208)	(208)	(209)	0.5
Capital surplus	231	228	176	(22.8)
Reserves and others	23,384	26,549	27,417	3.3
Retained earnings	4,277	4,572	5,643	23.4
Equity before non-controlling interest	29,003	32,460	34,346	5.8
Non-controlling interest	592	647	631	(2.5)
Total equity	29,595	33,107	34,977	5.6

As of December 31, 2024, our total equity was S/35.0 billion, which represented an 5.6% increase from S/33.1 billion as of December 31, 2023.

For further detail, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position – 5.3 Equity.”

During 2022, 2023 and 2024, we had 94,382,317 issued shares each at US$5.00 par value.

As provided in Note 16 to our consolidated financial statements, on December 31, 2024, 14,946,637 of our issued shares were treasury stock. The term "treasury stock," as used in this Annual Report and our consolidated financial statements, follows the IFRS definition of treasury stock, which includes (i) shares acquired and held by subsidiaries and members of the consolidated group and (ii) shares sold, issued or cancelled in connection with employee share option plans, employee share purchase plans and all other share-based payments arrangements. The term “treasury stock” is not related to the term "treasury shares" as used under the Companies Act 1981 of Bermuda, which defines “treasury shares” (in Section 42B of such Act) as shares that (i) were (or are treated as having been) acquired directly by the company that issued the shares and have not been cancelled and (ii) have been continuously held by the company since they were acquired. Credicorp is not allowed to hold "treasury shares" as such term is used under Bermuda Law. Under Bermuda law, a company cannot (i) exercise any rights with respect to treasury shares, including any right to attend and vote at meetings or (ii) pay dividends with respect to treasury shares.

For further detail, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position.”

The following table presents our treasury stock as of December 31, 2024:

	As of and for the year ended on December 31,
	Shares of the Group		Shared-based payment (1)		Total Treasury stock
	Soles in thousands	Units	Soles in thousands	Units	Soles in thousands	Units
Atlantic Security Holding Corporation	204,326	14,620,846	-	-	204,326	14,620,846
Atlantic Security International Financial Services	-	-	1,759	125,843	1,759	125,843
BCP	-		1323	94,686	1323	94,686
Grupo Crédito	-	-	532	38,050	532	38,050
Pacífico Seguros	-	-	248	17,756	248	17,756
MiBanco	-	-	178	12,720	178	12,720
Credicorp Capital Servicios Financieros	-	-	146	10,440	146	10,440
ASB Bank Corp	-	-	144	10,310	144	10,310
Prima AFP	-	-	44	3,174	44	3,174
Other subsidiaries	-	-	179	12,812	179	12,812
Total	204,326	14,620,846	4,553	325,791	208,879	14,946,637
(1)
Correspond to mainly to the treasury stock that was granted to employees and Senior Management, and to a lesser extent to the shares acquired for coverage purposes for the new complementary retention program. These stocks are not vested at December 31, 2024. For further detail refer to Note 16 to the consolidated financial statements and ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – 7. A Major Shareholders.

At meetings held on April 27, 2024, April 27, 2023 and April 28, 2022, the Board of Directors approved the transfer of S/1,778.8 million, S/2,593.6 million and S/2,354.9 million, respectively, from “Retained earnings” to “Reserves”.

In 2024, Credicorp paid cash dividends, net of the effect of treasury stock, of approximately US$739.9 million and US$232.3 million (equivalent to approximately S/2,788.7 million and S/875.9 million, respectively). During 2023, Credicorp paid cash dividends, net of the effect of treasury stock, of approximately US$540.4 million, (equivalent S/1,994.0 million). For 2024, cash dividend payouts per share totaled US$9.3 and US$2.9 (equivalent to S/35.0 and S/11.0, respectively). In 2023, cash dividend payouts per share totaled US$6.8 (equivalent to S/25.0) In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2024 and 2023, dividends paid by our Peruvian subsidiaries to Credicorp were subject to a 5.0% withholding tax.

For further detail about 2023 and 2022 evolution please refer to Credicorp’s previous 2023 20-F document, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A. Operating results – (5) Financial Position.”

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

 The following table reflects our off-balance sheet arrangements as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles)
Off-balance-sheet exposure
Guarantees and stand-by letters	18,244,865	17,737,645	19,557,938
Import and export letters of credit	2,683,190	2,313,970	2,581,383
Sub Total	20,928,055	20,051,615	22,139,321

Responsibilities under credit line agreements (*)	86,597,041	87,091,701	85,269,774

Derivatives (notional amount)
Interest rate swaps	11,760,821	18,250,519	48,909,869
Forwards	34,224,865	32,261,233	33,978,249
Currency swaps	16,000,208	12,895,649	13,625,101
Cross currency swaps	1,421,297	1,244,113	1,172,830
Options	362,324	501,189	743,202
Cross interest rate swaps	-	556,350	564,600
Futures	48,819	40,428	23,713
Sub Total	63,818,334	65,749,481	99,017,564

Total	171,343,430	172,892,797	206,426,659
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

Credicorp has currency-forwards derivatives. Currency-forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counterparty to the transaction will not perform as agreed and from the changes in the prices of the underlying currencies. As of December 31, 2024, and 2023, the nominal amounts for forward currency purchase and sale agreements, which in general have maturities of less than one year, were approximately S/33,716.5 million and S/32,206.8 million, respectively.

These agreements are entered into to satisfy client requirements and are recognized in the consolidated financial statements at their fair value. As of December 31, 2024, and 2023, the forward contracts’ net position was US Dollars of approximately S/(33,537.4) million and S/5,627,1 million, respectively.

Credicorp’s swap contracts include interest rate and currency swap contracts, as well as cross-currency swap contracts. Interest rate and currency swap contracts are derivatives contracts, where counterparties exchange variable interest rates for fixed interest rates or different currencies, respectively, in the terms and conditions established at the contract’s inception. The risk arises each time the projected level of the variable rate during the term of the contract is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 31, 2024, the notional amount of open interest rate and currency swap contracts was approximately S/62,535.0 million, compared to approximately S/31,146.2 million as of December 31, 2023, see Note 12(c) to the consolidated financial statements.

Cross-currency swap contracts involve the exchange of interest payments based on two different currency principal balances and referenced interest rates. They generally also include the exchange of principal amounts at the start and end of the contract. As of December 31, 2024, the notional amount of cross-currency swap contracts was approximately S/1,172.8 million compared to approximately S/1,800.5 million as of December 31, 2023. See Note 12(c) to the consolidated financial statements.

As of December 31, 2024, the fair values of the asset and liability forward-exchange contracts, options, futures and interest rate and cross-currency swaps amounted to approximately S/904.8 million and S/819.5  million, respectively (compared to approximately S/987.7 million and S/892.0 million as of December 31, 2023) and are included under the “Other assets and other liabilities” section of the consolidated statements of financial position, respectively, see Note 12(c) to the consolidated financial statements.

(6) Lines of Business (LoBs)

6.1 Universal Banking

6.1.1 BCP Stand-alone

Asset Structure

At the end of 2024, BCP Stand-alone’s total assets amounted to S/197.5 billion, which represents a 9.2% increase compared to S/180.9 billion at the end of 2023 (and a 9.4% increase from S/180.6 billion at the end of 2022). The increase in total assets in 2024 was mainly driven by an increase in cash and due from banks, given a context of high liquidity in the Peruvian banking sector.

BCP Stand-alone’s total loans at year-end increased 1.0% to S/120.6 billion in 2024 from S/119.4 billion in 2023, representing a partial recovery from S/123.7 billion in 2022. This increase was driven primarily by higher loan disbursements in Consumer and Mortgage business segments. As measured in average daily balances, however, BCP Stand-alone’s total loans fell 0.7% from 2023 to 2024, mainly driven by short-term loan amortizations in middle-market banking, by a drop in long-term disbursements in SME-Pyme and by amortizations of government program loans in SME-Business.

For further analysis of our asset structure, please see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets”.

Portfolio Quality

The internal overdue loan ratio at BCP Stand-alone decreased to 3.53% in 2024, compared to 4.17% in 2023 (which represented an increase from 3.93% in 2022). This improvement was mainly driven by the SME and Wholesale Banking segments. For analysis of Credicorp’s non-performing loan ratios by business segment, see the second paragraph of “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Portfolio quality”.

BCP Stand-alone’s provisions for credit losses on loan portfolio, net of recoveries, decreased by 3.0% from 2023 to 2024 (compared to the 113.3% increase from 2022 to 2023), which was driven primarily by a decrease in provisions for Consumer and SME-Pyme. The decrease in provisions was primarily driven by the reversal of provisions set aside for the “El Niño” Phenomenon. In this context, BCP Stand-alone’s cost of risk was 2.13% in 2024 (in comparison to 2.17% and 1.00% in 2023 and 2022, respectively).

Funding Structure

At the end of 2024, BCP Stand-alone’s total end-of-period funding increased by 9.9% (from S/150.9 billion in 2023 to S/165.8 billion in 2024), driven primarily by an uptick in Deposits, which rose by 11.7%. To a lesser extent, Bonds and notes issued increased 28.7%, from S/10.6 billion in 2023 to S/13.3 billion in 2024 (S/13.3 billion in 2022).

Total deposits rose to S/136.8 billion (as compared to S/122.4 billion in 2023), which represented an increase of S/14.4 billion. This increase was mainly driven by savings deposits, which increased 12.3%. In 2023, total deposits rose 1.5% from S/120.6 billion in 2022.

Financial Ratios

BCP Stand-alone’s net earnings contribution to Credicorp totaled S/4,889.1 million in 2024, which represented an increase of 14.2% compared to S/4,280.8 million in 2023 (in 2023, net earnings contribution to Credicorp grew 2.9%, from S/4,160.8 in 2022). The increase from 2023 to 2024 was the result of higher net interest income, which was mainly driven by an increase in interest income, as the loan mix shifted towards retail loans. Secondarily, A drop in interest expenses, fueled mostly by lower market interest rates and, to a lesser extent, by a higher share of low-cost deposits in the funding mix, contributed to net interest income growth.

BCP Stand-alone’s ROAE contribution to Credicorp was 22.0% in 2024 (compared to 20.6% in 2023 and 22.0% in 2022). The higher contribution in 2024 primarily reflects an increase in net interest income.

NIM stood at 6.00% in 2024, representing an increase of 30 bps as compared to a 2023 NIM of 5.70% (In 2022, NIM stood at 4.57%). This uptick was due mainly to lower cost of funding, followed by an increase in the yield on Interest-earning assets.

In 2024, the efficiency ratio at BCP Stand-alone stood at 39.3% (versus 38.8% in 2023 and 40.7% in 2022). The increase from 2023 to 2024 was primarily a result of higher operating expenses, which was only partially offset by operating income growth. Salaries and employee benefits increased alongside an uptick in variable compensation, which rose due to better business performance. Technology costs increased due to an uptick in transactional volume.

6.1.2 BCP Bolivia

Asset Structure

By the end of 2024, BCP Bolivia’s total assets amounted to S/14.0 billion, which represents a 3.5% increase compared to S/13.5 billion in 2023. BCP Bolivia’s loan portfolio grew by 6.2%. At the same time, temporary and permanent investments decreased by 0.6%.

For further analysis of our asset structure, please see “Item 5.A Operating results – (5) Financial position – 5.1 Total Assets – Loan evolution”.

Portfolio Quality

The past-due ratio has increased from 2.64% in 2023 to 2.75% in 2024. This growth was driven by higher overdue loans.

Funding Structure

By the end of 2024, BCP Bolivia increased its total liabilities by 2.8%, in comparison to the 6.5% increase in 2023. This includes an increase in total customer deposits of 10.5%.

Net profit

BCP Bolivia’s net profit amounted to S/93.6 million in 2024, which represents a 13.6% increase compared to S/82.4 million in 2023.

6.2 Microfinance

6.2.1 Mibanco Peru

Asset Structure

Total assets at Mibanco were S/16.9 billion as of December 31, 2024, which represented an increase of 0.3% from S/16.9 billion as of December 31, 2023 (and a decrease of 1.6% from S/17.2 million as of December 31, 2022). The 0.3% increase in total assets in 2024 is due to an increase in short-term investments to make liquidity more profitable by taking advantage of high market rates amid a decline in the loan portfolio, as a consequence of restriction on the offer of credits for new disbursements due to the economic slowdown in 2023 and the migration of the loan portfolio towards smaller but more profitable tickets.

On December 31, 2024, Mibanco’s loans totaled S/12.2 billion, which represents 7.8% decrease compared to 2023 (compared to 5.8% decrease from 2022 to 2023). This decrease was driven by the small business segment, which registered a 4.9% reduction in loans in 2024. The Microbusiness segment, in contrast, reported a 1.5% increase in its loan level in 2024. However, loans in our focus segment S/0-150 thousand (mainly micro and small business) represented a slightly upper share of total loans in 2024, with shares of 77.7% (as compared to 77.2% and 78.5% in 2023 and 2022, respectively). Finally, Mibanco’s loan portfolio represented 71.8% of total interest-earning assets in 2024 (as compared to 78.2% in 2023 and 80.9% in 2022).

Cash and investments increased by 29.2% in 2024 (as compared to an increase of 11.1% in 2023 from 2022). This growth was attributable to a year-over-year increase in liquid assets, generating a positive contribution to net income due to the tax shield presented by these financial instruments, consistent with our investment strategy of taking advantage of high market rates.

Portfolio Quality

Our loan portfolio quality in 2024 deteriorated in the first semester of the year but reported significant improvement in the second half of the year (the non-performing loan ratio decreased 70 bps from 8.1% to 7.4% in those periods). The first half of the year was impacted by social conflicts, climatic phenomenon, recession and inflation in 2023, but more conservative lending guidelines, stricter origination in vulnerable segments and client reprofiling helped turn the situation around and led to better results in the second semester. In this context, Mibanco’s cost of risk stood at 5.7% at the end of 2024 (compared to 6.0% and 3.6% at the end of 2023 and 2022, respectively). The coverage ratio for total loans stood at 7.6% in 2024 (compared to 7.6% and 7.1% in 2023 and 2022, respectively).

Funding Structure

On December 31, 2024, total liabilities at Mibanco amounted to S/14.3 billion, which represent an increase of 2.7% as compared to S/13.9 billion at the end of 2023 (and a decrease of 4.1% as compared to S/14.4 billion at the end of 2022). In 2024, Mibanco's funding strategy reflected an increase in retail savings and institutional time deposits as the bank moved to execute a strategy favoring shorter durations to take advantage of low rates. Bonds and due to banks also dropped in 2024 after some higher-rate instruments were not renewed, which improved the cost of funding.

In 2024, deposits continued to represent the largest source of funding, accounting for 77.5% of average total liabilities (as compared to 71.9% in 2023 and 64.5% in 2022). The significant growth in retail savings and institutional time deposits was driven by lower market rates. The decrease in bonds, for which in 2024 the average balance was S/309.6 million (down 49.4% from S/611.2 million in 2023 and up 10.6% from S/552.7 million in 2022) was driven by maturities of certificated deposits due to lower funding requirements. The drop of 17.7% in due to banks and correspondents was driven by prepayment and maturities of debt with the BCP and COFIDE. This new funding structure and lower market rates led our funding costs to 5.1% by the end of 2024 (as compared to 7.2% at the end of 2023 and 5.6% at the end of 2022).

In this context, Mibanco took advantage of more stable funding, particularly retail savings deposits and institutional deposits to cover its funding needs as they provide lower rates in a context of lower market rates.

Financial ratios

Mibanco’s net earnings contribution to Credicorp totaled S/302.2 million in 2024, as compared to S/199.2 million in 2023 and S/415.5 million in 2022.

Mibanco’s ROAE contribution to Credicorp was 10.9% in 2024, compared to its contributions of 7.1% in 2023 and 16.5% in 2022. The increase in Mibanco’s ROAE contribution reflects (i) a decrease in net provisions for loan losses, in line with lower delinquencies due to conservative lending guidelines, a differentiated strategy for early and overdue collections, and a comprehensive vision of risk and profitability; (ii) an increase in net interest income driven by lower cost of funds in line with lower market rates and higher retail share, higher rates of loans due to smaller and more profitable ticket, partially offset by lower loan volumes; and (iii) lower operating expenses, due to efficient expense control, governance and savings task. The aforementioned increase was partially offset by a decrease in non-interest income driven by lower insurance commissions for lower disbursements.

Mibanco’s NIM was situated at 13.8% in 2024, which represents an increase of 64 bps from 13.2% in 2023 and an increase of 60 bps from 13.2% in 2022. The increase in NIM was fueled by a decrease in interest expenses due to lower market interest rates and better mix of retail funds, higher interest rates in loan portfolio and investments, better mix of structural loans guided by smaller tickets which was partially offset by a decrease in the loan portfolio.

In 2024, Mibanco’s efficiency ratio was 52.7%, flat compared to the 52.7% in 2023 (and higher compared to 51.3% in 2022). This result was primarily attributable to slower growth of net interest income than of operating expenses due to the cost of execution of strategic initiatives and higher professional expenses.

6.2.2 Mibanco Colombia

As of year-end, Mibanco Colombia's loan portfolio reached a total of $2,055.7 billion COP, marking a 15.5% year-over-year increase ($1,780.2 billion COP in 2023 and $1,532.5 billion COP in 2022). This growth was driven by an increase in the average ticket size, which rose from $7.7 million COP in 2022 to $10.3 million COP in 2023 and $13.3 million COP in 2024. The microcredit segment continues to represent the largest portion of the loan portfolio, accounting for 73% of the total gross loans as of December 2024.

The growth in interest income and other non-financial income aligned with the increase in gross loan amounts. Interest income grew by 10.6%, while non-financial income increased by 4.6% year-over-year.

During 2024, our funding cost decreased 388 basis points (bps) from 2023, primarily due to a steady decrease in the Colombian Central Bank’s benchmark interest rate as part of its strategy to curb inflation. As of December 31, 2024, the benchmark interest rate was 9.5% (down from 13.0% on December 31, 2023, and 11.0% on December 31, 2022). Consequently, our financial expense decreased by 4.2% year-over-year. However, despite cuts in interest rates, the monetary policy is currently highly contractionary. The Central Bank has a significant margin to continue the interest rate cuts without abandoning the contractionary stance of the policy, which will allow inflation to continue to get closer to the target.

Throughout 2024, the market posed significant challenges, closing with a high 30-day non-performing loan ratio compared to the average of the last five years, reaching 6.2% at December 31, 2024, 33 bps higher than December 31, 2023 and 255 bps higher than December 31, 2022. However, there has been a clear slowdown in the deterioration of the loan portfolio, supported by a strong slowdown in defaults and write-offs. As a result, Mibanco's cost of risk was 5.9% as of December 31, 2024, down 180 bps from December 2023.

2024 annual inflation stood at 5.2%. down from 9.3% in 2023 and 13.1% in 2022. Given the indexation of expenses in the Colombian market, operating expenses increased by at least 9.3% for 2024. Mibanco continued with a robust efficiency program that led to a substantial reduction in headcount, branch mergers and expense prioritization. As a result of these efforts, the efficiency ratio closed at 77%, down from 93% in 2023 and 83% in 2022.

6.3 Insurance & Pensions

6.3.1 Grupo Pacífico

Net Profits

Grupo Pacífico’s net profit before non-controlling interest was S/769.8 million in 2024, S/40.7 million lower than the S/810.4 million reported in 2023 (compared to S/466.4 million in 2022). This lower net profit was mainly associated with:

•
A decrease in net profit for the Life insurance business, which totaled S/550.5 million in 2024, S/89.2 million lower than the S/639.7 million reported in 2023 (compared to S/308.9 million in 2022). This decrease was primarily due to (i) lower insurance and reinsurance result, which decreased S/20.9 million primarily due to Individual Life and Annuities, mitigated by D&S; (ii) Lower Net Financial Result, which decreased S/29.7 million due to higher financial expenses; and (iii) Lower exchange rate difference, which decreased S/12.4 million and higher income tax, which increased S/11.3 million.

•	A decrease in net profit for the Crediseguro business, which represented S/7.7 million in 2024, 43.0% lower than the S/13.5 million reported in 2023.

These results were partially offset by:

•
An increase in net profit for the P&C insurance business, which totaled S/107.1 million in 2024, 100.1% higher than the S/53.5 million reported in 2023 (compared to S/69.3 million in 2022). This is attributable to (i) higher insurance and reinsurance result explained by P&C risks and Cars, attenuated by Medical Assistance and SOAT; (ii) Higher Net Financial Result due to higher interest on investments; and (iii) lower Medical Assistance deduction and higher other income.

•
An increase in net profit for Corporate health insurance and medical services (only 50% of these business profits correspond to Grupo Pacífico, given its partnership with Banmedica), which totaled S/103.6 million in 2024, 1.2% higher than the S/102.4 million reported in 2023 and higher the S/74.5 million reported in 2022.

Grupo Pacífico’s net profit contribution to Credicorp was S/765.8 million in 2024, S/37.6 million lower than the S/803.4 million reported in 2023, and higher than the S/460.3 million reported in 2022.

Financial Ratios

Grupo Pacífico’s ROAE was 23.7% in 2024, lower than its ROAE 29.5% in 2023. This was explained by (i) lower insurance and reinsurance results due to a decrease in Individual Life, Annuities, Medical Assistance and SOAT, (ii) Lower net financial result due to higher interest credited to liabilities; and (iii) higher operating expenses due to increase in personnel and third-party service expenses. These effects were mitigated by higher results in P&C risks, Cars, and D&S; lower Medical Assistance insurance deduction and higher other income.

As of and for the year ended December 31,
ROAE (1)	2022	2023	2024
Grupo Pacífico	20.90%	29.50%	23.70%
Grupo Pacífico (2)	23.20%	32.10%	26.00%
(1)
Annualized and average are determined as the average of period beginning and period ending. Includes 50% of corporate health insurance and medical services business results due to the agreement with Banmedica. The figures do not include eliminations for Credicorp’s consolidation purposes.

(2)	Exclude unrealized gains or losses.

P&C Insurance Business

Grupo Pacífico’s P&C insurance business achieved a net profit of S/107.1 million in 2024, which was 100.1% higher than the S/53.5 million reported in 2023. This increase is attributable to (i) higher total insurance and reinsurance results due to higher Insurance revenue in all business lines, (ii) higher net financial result, and (iii) lower Medical Assistance insurance deduction and higher other income.

In 2024, total insurance and reinsurance results increased 5.7% from 2023, which increase was mainly attributable to an increase in Insurance revenue and favorable reinsurance result, partially offset by an increase in insurance service expenses.

Insurance revenue increased 8.8% from 2023, due to written premiums that totaled S/2,132.4 million in 2024, which represented an increase of 7.1% compared to 2023 and reflected growth across all lines. This increase is attributable to (i) P&C risks, due to the volume of policy renewals in General Liability, Fire, Aviation, Agricultural Risks and Credit card protection product through BCP and Banco Falabella; (ii) Cars, due to an increase in renewals in the Bancassurance, Brokers and Digital Sales channels; (iii) Medical Assistance and SOAT.

The insurance service expenses increased by 13.8%; mainly due to a 20.8% increase in claims in 2024 and added claims recovered from the reinsurer, the net claims increased 10.7%. This was attributable to growth in (i) Medical Assistance, explained by base effect, since in 2023 we released claims reserves, and (ii) SOAT due to higher claims because of severities and loss component. The aforementioned was mitigated by P&C Risks Line as a result of release of claims reserves, and Cars business unit due to the release of loss component. In addition, the attributable expenses showed an increase of 4.9% in 2024, explained by higher sales expenses.

Net financial result showed an increase over the previous year (+13.9%), as a result of higher interest on investments due to prudent management of our investment portfolio; Other income registered an increase due to releases of provisions; and lower Medical Assistance deduction as a result of lower profit registered due to higher claims in the Medical Assistance product.

Net Profit and Selected Ratios for Grupo Pacífico’s - P&C business(1)

	As of and for the year ended December 31,
	2022	2023	2024	2024 - 2023
	(in thousands of Soles)			Change (S/)	Change (%)
Insurance revenue	1,625,635	1,645,467	1,790,635	145,168	8.8%
Insurance service expenses	(994,140)	(1,158,972)	(1,318,655)	(159,683)	13.8%
Insurance service result	631,495	486,496	471,980	(14,516)	(3.0%)
Reinsurance result	(429,560)	(322,308)	(298,428)	23,880	(7.4%)
Total insurance and reinsurance result	201,935	164,187	173,552	9,365	5.7%
Financial income	38,803	55,589	62,727	7,138	12.8%
Financial expenses of the insurance service	(55)	(695)	(189)	506	(72.8%)
Net Financial Result	38,748	54,894	62,538	7,644	13.9%
Non attributable expenses	(113,064)	(105,874)	(116,304)	(10,430)	9.9%
Other income/expenses	(4,279)	(10,652)	14,528	25,180	n.a.
Exchange rate difference	(17,456)	5,095	1,007	(4,088)	(80.2%)
Medical Assistance insurance deduction	(36,566)	(53,097)	(28,269)	24,828	(46.8%)
Income tax	0	(1,052)	0	1,052	(100.0%)
Net profit	69,318	53,502	107,052	53,550	100.1%
(1)	Financial statements without consolidation adjustments.

Life Insurance Business

Grupo Pacífico’s life insurance business’s net profit was S/550.5 million in 2024, compared to S/639.7 million reported in 2023. This decrease was mainly attributable to (i) lower insurance and reinsurance result in Individual Life and Annuities, mitigated by D&S, (ii) lower net financial result, and (iii) lower exchange rate results and other income.

The 2024 total insurance and reinsurance result decreased 4.3% from 2023, which decrease was mainly attributable to lower Insurance revenue, partially offset by a decrease in insurance service expenses and favorable reinsurance results.

Grupo Pacífico’s life insurance business reported a drop in the Insurance revenue -12.6% due to written premiums that ended in S/1,757.1 million in 2024, which represented a decrease of 4.3% compared to 2023. This result is primarily explained by (i) D&S, which was impacted by the fact that the tranche and rate awarded under SISCO VII were lower than those observed under SISCO VI, (ii) Group Life, by SCTR products for lower renewal premiums in corporate accounts, and (iii) Individual Life. The aforementioned was mitigated by Credit Life, which was mainly fueled by an uptick in premiums through Bancassurance and Alliances (Banco de la Nación and Banco Falabella entry) and Annuities.

In 2024, Insurance service expenses declined by 15.4%, mainly through D&S, which reported a decrease due to smaller tranche under the new SISCO VII contract, Individual Life and Group Life due to lower claims. This result was partially attenuated by Credit Life, which reported an increase in claims and attributable expenses due to Banco Falabella, and Annuities.

Net financial result decreased by 10.2% in 2024 compared to 2023 as a result of higher financial expenses of the insurance service due to higher credited interest as a result of the increased business volume, mitigated by higher financial income explained by higher dividends on investments due to rate effect and assets under management (AUM), sales of real states investments, and favorable effect sale of securities, attenuated by higher impairment loss.

Net Profit and Selected Ratios for Grupo Pacífico’s- Life business (1)

	As of and for the year ended December 31,
	2022	2023	2024	2024 - 2023
	(in thousands of Soles)			Change (S/)	Change (%)
Insurance revenue	1,375,894	1,647,101	1,439,260	(207,841)	(12.6%)
Insurance service expenses	(1,211,961)	(1,076,250)	(910,497)	165,753	(15.4%)
Insurance Service result	163,933	570,851	528,763	(42,088)	(7.4%)
Reinsurance result	(27,066)	(82,998)	(61,850)	21,148	(25.5%)
Total insurance and reinsurance result	136,866	487,853	466,913	(20,940)	(4.3%)
Financial result of insurance activity (VFA)	(24,898)	877	(3,541)	(4,419)	(503.9%)
Financial income	672,671	755,267	771,024	15,757	2.1%
Financial expenses of the insurance service	(426,422)	(466,119)	(507,167)	(41,048)	8.8%
Net financial result	221,351	290,026	260,316	(29,710)	(10.2%)
Non attributable expenses	(80,126)	(101,847)	(112,277)	(10,430)	10.2%
Other Income/Expenses	740	(23,280)	(27,647)	(4,367)	18.8%
Exchange rate difference	30,060	10,864	(1,571)	(12,435)	(114.5%)
Income tax	0	(23,932)	(35,242)	(11,310)	47.3%
Net profit	308,891	639,683	550,492	(89,191)	(13.9%)
(1)	Financial statements without consolidation adjustments.

Corporate Health and Medical Services Insurance Business

Corporate health insurance and medical services achieved a net profit of S/207.2 million in 2024, which was 1.2% higher than the S/204.8 million reported in 2023. This increase in net profit can be attributed to an increase in medical services income, which was mainly attributable to health clinics and specialized clinics (S/138.2 million in 2024 versus S/118.4 million in 2023) as a result of an increase in the demand for services. The aforementioned was offset by lower net profit in corporate health insurance explained by higher claims due to the increase in the frequency of health care.

Net Profit and Selected Ratios for Grupo Pacífico’s Corporate Health Insurance & Medical Services (1)

	As of and for the year ended December 31,
	2022	2023	2024	2024 - 2023
	(in thousands of Soles)			S/	%
Insurance revenue	1,257,302	1,313,640	1,439,482	125,842	9.6%
Insurance service expenses	(1,119,260)	(1,124,371)	-1,264,284	-139,913	12.4%
Insurance service result	138,041	189,270	175,198	-14,072	-7.4%
Reinsurance result	(17,755)	(16,658)	-34,261	-17,603	105.7%
Total insurance and reinsurance result	120,286	172,612	140,938	-31,673	-18.3%
Financial income from the insurance service	9,030	16,562	22,501	5,939	35.9%
Non attributable expenses	(64,797)	(52,843)	-82,386	-29,543	55.9%
Other income/expenses	1,178	(2,686)	15,795	18,481	-688.0%
Exchange rate difference	(3,410)	(2,423)	1,004	3,427	-141.4%
Income tax	(22,706)	(44,855)	-28,760	16,095	-35.9%
Net profit corporate health insurance	39,582	86,367	69,092	-17,275	-20.0%
Net profit medical services	109,470	118,449	138,156	19,707	16.6%
Net profit	149,052	204,816	207,248	2,432	1.2%
(1)	Financial statements without consolidation adjustments.

Underwriting, Actuarial and Reinsurance

Underwriting guidelines for substantially all the risks associated with the P&C and corporate health insurance businesses are developed by insurance underwriting staff in collaboration with the actuarial and pricing staff. Grupo Pacífico’s P&C insurance business unit has an engineering staff that ensures that most medium and medium-to-large commercial properties are insured for risks prior to underwriting, while third-party surveyors are employed to inspect smaller and/or lower-risk properties. Pricing and underwriting guidelines, rates, and approval thresholds for these risks, are periodically reviewed by the staff, reported to the Risk and Pricing Committees, and continuously monitored to ensure that they are within competitive market conditions and profitability targets.

Grupo Pacífico’s P&C insurance business transfers risks to reinsurers in order to limit maximum aggregate potential losses and minimize exposures to large individual risks. Reinsurance companies are chosen based on the evaluation of the credit quality of the reinsurer, financial rating, terms of coverage, and price. The P&C insurance business acts as a reinsurer on a very limited basis, providing facultative reinsurance capacity to other Peruvian insurers that are unable to satisfy their reinsurance requirements and/or the interests of Peruvian clients in the Latin American region.

Historically, Grupo Pacífico’s P&C insurance business has obtained reinsurance for a substantial portion of its earthquake-related (and other catastrophic risks) insurance portfolio through quota share and excess of loss reinsurance treaties. The insurance business has property catastrophe reinsurance coverage that covers its probable maximum loss under local regulatory requirements. However, there is no guarantee that a major catastrophe would not have a material adverse impact on Grupo Pacífico’s financial condition and/or its operations. However, we model the portfolio periodically to review potential increase in exposures.

In 2024, Grupo Pacífico’s total ceded reinsurance premiums totaled approximately US$215.86 million, of which approximately 91% were ceded to carriers with A- and above ratings.

Grupo Pacífico’s life insurance business holds excess of loss reinsurance contracts for its Individual Life, Personal Accident, Group Life and Credit Life products; in the case of the Disability and Survivorship risk (D&S), the company has a quota share reinsurance contract. Workers’ compensation (SCTR) and the Annuity business do not have a proportional reinsurance contract. Catastrophic reinsurance contracts cover all of Pacífico’s Life line of business (Individual Life, Personal Accident, Group Life, Credit Life, SCTR and D&S), except for the annuity line. Life premiums ceded to reinsurers represented around 3.3% of the life insurance businesses' written premiums in 2024.

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

As of December 31, 2024, the value of Pacífico’s investment portfolio was S/15,675 million, which included mainly S/13,325 million in fixed-income instruments, S/663 million in investment properties, S/720 million in equity securities, and S/967 million in alternative investments. This diversified portfolio follows an asset-liability management strategy focused on cash flow, duration, and currency matching of assets (portfolio) and liabilities (reserves), as well as on supporting Pacífico’s capital structure. Pacífico’s financial income increased by 3% in 2024 to S/834 million from S/811 million in 2023.

6.3.2 Prima AFP

As of December 31, 2024, the number of affiliates in Prima AFP was 2.3 million, in line with the previous two years.

Prima AFP’s assets under management reached S/32.1 billion, which was 13% lower than the S/36.9 billion in 2023 and 0.8% higher than the S/31.8 billion in 2022. In 2024, nominal annual yields were 6.4%, 1.9%, 4.0%, and -1.2% for Funds 0, 1, 2, and 3, respectively. Since 2006, Prima AFP’s nominal annualized yields were 6.0%, 6.6%, and 5.3% for Funds 1, 2, and 3, respectively.

Prima AFP’s revenues were S/372.8 million in 2024, which was higher than its revenues of S/351.0 million in 2023 and lower than its revenues of S/ 373.7 million in 2022.  The increase compared to 2023 was explained by a higher flow commission due to clients’ wage growth and higher assets under management commission due to salary contributions from clients. However, this growth was offset by the impact of an extraordinary withdrawal approved by Congress (as discussed in “ITEM 3. KEY INFORMATION- 3.D Risk Factors).

Operating expenses reached S/202.4 million in 2024, which was S/21.1 million and S/13.5 million higher than in 2023 and 2022, respectively, due to increased strategic expenses.

Prima AFP’s net profit was S/132.9 million in 2024, which was S/16.6 million lower than in 2023, mainly due to lower net reserve fund profitability. Nevertheless, it was S/23.4 million higher than in 2022 due to higher net reserve fund profitability.

In 2024, Prima AFP’s ROAE decreased to 27.2% compared to 30.0% in 2023. However, it increased by 680 basis points compared to 20.4% in 2022.

The following table summarizes the administration fees charged by the AFPs’ for PPS in 2024:

	Remuneration scheme	Balance commission scheme
AFP	Monthly fee on salary	Annual fee on funds
Prima AFP	1.60%	1.25%
AFP Integra	1.55%	0.78%
Profuturo AFP	1.69%	1.20%
AFP Habitat	1.47%	1.25%

As of December 31, 2024, Prima AFP had S/658.0 million in assets (compared to S/740.7 million and S/735.0 million as of December 31, 2023, and December 31, 2022, respectively), S/182.4 million in liabilities (compared to S/240.7 million and S/238.2 million as of December 31, 2023 and December 31, 2022, respectively), and shareholders’ equity of S/475.6 million (compared to S/500.1 million and S/497.0 million as of December 31, 2023 and December 31, 2022, respectively).

6.4 Investment Management and Advisory

In 2023 we reorganized our business to achieve more stable, scalable revenue growth and sustainable profitability levels. We redefined our strategy to concentrate on efficiently growing core profitable and scalable businesses, focusing on less volatile business lines such as Wealth and Asset Management, complemented by transactional capabilities in Capital Markets. As a result of the reorganization mentioned before, in 2024, the concentration in higher volatility income decreased by 5% versus the previous year.

By the end of 2024, our Investment Management and Advisory Line of Business4 (LoB) recorded a net profit attributable to Credicorp of S/195.3 million, a 13% increase compared to S/173.4 million achieved in 2023. Businesses with lower volatility and scaling potential continued to gain traction in certain client segments, while we seized market opportunities to capitalize on the upside in our more volatile businesses. Overall, our businesses generated revenues that exceeded those of 2023 by 9%, while expenses increased by 4%, resulting in efficiency and profitability ratios as expected.

6.4.1 Asset Management

 In our Asset Management business, total assets under management (AUM), including institutional, corporate, and retail clients, exceeded S/85.9 billion in 2024, a 18% increase compared to S/73.1 billion registered in the previous year. The increase was mainly driven by our investments business in traditional-assets own funds and third-party distribution.

Investments in traditional assets reached S/33.5 billion in AUM, a 19% increase compared to S/28.1 billion in 2023. The increase was mainly due to the growth in the Mutual Funds market in Peru (where we maintain leadership with a 33% market share) and in the Collective Investment Funds market in Colombia (where we maintain leadership with a 25% market share).

Investments in alternative assets reached S/7.2 billion in AUM, a decline of 2% compared to S/7.4 billion in the previous year. This impact was attributed to the foreign exchange volatility, particularly the fluctuations of the Colombian Peso against the Peruvian Sol.

Investment products reached S/7.3 billion in AUMs; a 4% decrease compared to S/7.6 billion in the previous year due to reduced demand for such products among Private Banking clients.

Third-party funds distribution exhibited great dynamism at a regional level, mainly driven by the alternative funds. In this business, AUMs reached S/37.9 billion, 26% higher than the previous year.

Overall, total revenues in the Asset Management business reached S/212.4 million, an 8% increase compared to the S/197.3 million recorded in 2023.

4 Includes Credicorp Capital and ASB.

Asset Management Assets Under Management by Asset Class

	As of and for the year ended on December 31,
	2022	2023	2024
	(in millions of Soles)
Traditional Investments	23,369	28,123	33,533
Alternative Investments	5,510	7,363	7,204
Institutional Distribution	31,281	30,022	37,864
Investment Products	7,965	7,628	7,337
Total assets under management	68,124	73,136	85,938

6.4.2 Capital Markets

In our Capital Markets unit, total revenue for 2024 was S/321.4 million. Revenues for the sales business were S/225.2 million, which was an increase of 30% compared with 2023. Revenues from individuals increased 39% compared to those in 2023, and those from institutional clients increased 15% compared to last year, despite a decrease in traded volume, due to volatility in financial markets. In addition, revenues from corporate clients grew by 32% compared to 2023. This result was boosted by the performance of the Colombian business, which reached an increase of 40% compared to 2023 due to an increase in foreign exchange transactions that capitalized on the volatility of the foreign exchange markets.

Capital Markets Securities Portfolio

	As of and for the year ended on December 31,
Traded volume	2022	2023	2024
	(in millions of Soles)
Equity securities – Peru [1]	5,845	2,967	9,324
Fixed income – Peru [1]	4,037	2,057	1,751
Equity securities – Colombia [2]	8,415	3,819	7,587
Fixed income – Colombia [2]	122,116	152,368	186,153
Equity securities – Chile [3]	17,677	13,123	12,661
Fixed income – Chile [3]	58,715	71,358	60,237
(1)	Peru: BVL information. Fixed income data also includes information from Datatec platform. Does not include repo operations.
(2)	Colombia: Colombia Stock Exchange information. Fixed income data also includes Banco de la República’s information. Does not include repo operations.
(3)
Chile: Santiago Stock Exchange information. Fixed income data includes financial intermediation operations. Equity securities include operations with investment fund shares and foreign stock. Does not include repo operations.

On the other hand, revenues in the management of proprietary trading positions, including long and short positioning strategies, together with hedging strategies with derivatives instruments, were higher than expected, exceeding those achieved in 2023 by more than 8%.

6.4.3 Wealth Management

In our Wealth Management business, total assets under management (AUM) reached S/73.3 billion, an 15% growth compared to S/63.5 billion in 2023. By the end of 2024, revenues reached S/416.7 million, a 14% increase compared to S/366.2 million in 2023.

In Peru, revenues reached S/339.7 million, a 13% growth compared to S/300.3 million in the previous year. This was aligned with a 14% increase in AUMs, reaching S/47.4 billion in 2024. Revenues were driven by investment products from both asset management and capital markets.

On the other hand, in Colombia revenues reached S/43.1 million, a 58% of increase compared to the S/27.3 million recorded in 2023. In Chile, revenues reached S/29.7 million, growing 23% compared to S/24.1 million in 2023.

Wealth Management Assets under Management

	2022	2023	2024

Assets under management – Peru (1)	38,238	41,474	47,388
Assets under management – Colombia	7,024	9,269	9,312
Assets under management – Chile	11,597	11,394	15,149
Assets under management – US (2)	1,178	1,369	1,429
Total assets under management (3)	58,037	63,506	73,278

Total Customers (4)	4,627	4,939	5,384
(1)	Includes assets under management from ASB Bank Corp and BCP Wealth Management business (on and off balance).
(2)	Includes AUMs only from US persons. AUMs from Peruvian, Colombian and Chilean customers are included in the corresponding country.
(3)	Includes Asset Management products for S/16,647, S/16,241 and S/17,331 million as of 2022, 2023 and 2024, respectively.
(4)	Estimated. Includes customers with net worth over US$1 million. Figures include the effect of annual customer re-segmentation.

6.4.4 Trust Services

Our Trust Services Business, which mainly includes income from custody of securities in Peru and administration of trusts in Peru and Colombia, had a positive year in 2024 with a growth of 12% as compared to 2023.

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

The following table shows regulatory capital and capital adequacy requirements applicable to the financial group, as of December 31, 2022, and 2023:

Regulatory Capital and Capital Adequacy Ratios
	As of and for the year ended on December 31,
	2022	2023
Capital stock	1,319	1,319
Treasury stocks	(208)	(208)
Capital surplus	232	228
Legal and other capital reserves (1)	23,703	26,253
Minority interest (2)	471	206
Loan loss reserves (3)	2,129	1,969
Perpetual subordinated debt	-	-
Subordinated debt	5,771	5,720
Investments in equity and subordinated debt of financial and insurance companies	(889)	(1,235)
Goodwill	(772)	(798)
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-
Deduction for Tier I limit (50% of regulatory capital) (4)	-	-
Total regulatory capital (A)	31,755	33,454

Tier I (5)	16,955	17,877
Tier II (6) + Tier III (7)	14,799	15,577

Financial Consolidated Group (FCG) Regulatory Capital Requirements	22,506	24,780
Insurance Consolidated Group (ICG) Capital Requirements	1,563	1,594
FCG Capital Requirements related to operations with ICG (8)	(471)	(653)
ICG Capital Requirements related to operations with FCG (9)	-	-
Total Regulatory Capital Requirements (B)	23,598	25,721
Regulatory Capital Ratio (A) / (B)	1.35	1.30
Required Regulatory Capital Ratio (10)	1.00	1.00

(1)	Legal and other capital reserves include restricted capital reserves (PEN 13,465 million) and optional capital reserves (PEN 5,972 million).
(2)	Minority interest includes Tier 1 (PEN 000 million)
(3)	Up to 1.25% of total RWAs of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(4)	Tier 2 + Tier 3 cannot be more than 50% of total regulatory capital.
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

The following table presents regulatory capital information for Credicorp as of December 31, 2024, calculated according to the SBS Resolution No. 03004-2023 approach, which became effective in January 2024 and aims to ensure a closer alignment with the guidelines established by Basel III. Changes were made to the conglomerate regulation to reflect the regulatory capital changes implemented in the Peruvian financial system in 2023, according to the legislative decree No. 1531. The new regulatory capital framework defines three capital requirements: CET1, Tier 1 Capital and Total Regulatory Capital.

As of and for the year ended on December 31, 2024
Capital Stock	1,319
Treasury Stocks	(209)
Capital Surplus	176
Legal and Other Capital reserves	27,203
Minority interest	468
Current and Accumulated Earnings (1)	6,592
Unrealized Gains or Losses (2)	(504)
Goodwill	(722)
Intangible Assets (3)	(2,397)
Deductions in Common Equity Tier 1 instruments (4)	(674)
Total Regulatory Common Equity Tier 1 Capital (A)	31,252
Total Regulatory Common Equity Tier 1 Capital Requirement (B)	15,445
Regulatory Common Equity Tier 1 Capital Ratio (A) / (B)	202%
Required Common Equity Tier 1 Capital Ratio	100%

Perpetual subordinated debt	-
Total Regulatory Tier 1 Capital (C)	31,252
Total Regulatory Tier 1 Capital Requirement (D)	18,682
Regulatory Tier 1 Capital Ratio (C) / (D)	167%
Required Tier 1 Capital Ratio	100%

Subordinated Debt	8,047
Loan loss reserves (5)	2,033
Deductions in Tier 2 instruments (6)	(1,322)
Total Regulatory Capital (E)	40,009
Total Regulatory Capital Requirement (F)	29,124
Regulatory Capital Ratio (E) / (F)	137%
Required Capital Ratio	100%

(1)	Earnings include Banco de Crédito del Perú and Mibanco Perú. Losses include all subsidiaries.
(2)	Gains include Investment Grade Government Bonds and Peruvian Central Bank Certificates of Deposits. Losses include all bonds.
(3)	Different to Goodwill. Includes Deferred Tax Assets.
(4)	Investments in Equity.
(5)	Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(6)	Investments in Tier 2 Subordinated Debt.

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

The following table presents regulatory capital information for BCP Stand-alone as of December 31, 2022:

BCP Stand-alone Regulatory Capital Information (in millions of Soles)

2022
Capital stock	12,176
Legal and other capital reserves	6,760
Accumulated earnings with capitalization agreement	-
Loan loss reserves (1)	1,838
Perpetual subordinated debt	-
Subordinated debt	5,149
Unrealized gain (loss)	-
Investment in subsidiaries and others, net of unrealized profit and net income	(2,437)
Investment in subsidiaries and others	(2,844)
Unrealized profit and net profit in subsidiaries	408
Goodwill	(122)
Total regulatory capital	23,364

Tier 1 (2)	16,219
Tier 2 (3) + Tier 3 (4)	7,145

Total RWAs	161,939
Credit RWAs	145,968
Market RWAs (5)	1,560
Operational RWAs	14,411

Capital ratios
Tier 1 ratio (6)	10.02%
CET1 ratio IFRS (7)	12.59%
BIS ratio (8)	14.43%
RWAs / Regulatory capital	6.93

(1)	Up to 1.25% of total RWAs.
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

For transparency purposes and to demonstrate the calculation of the CET1 ratio, Credicorp periodically discloses BCP Stand-alone and Mibanco’s adjusted total RWAs. The following table presents regulatory capital information for BCP Stand-alone as of December 31, 2023, and 2024, calculated according to the Legislative Decree 1531 approach, which became effective in January 2023 and aims to ensure a closer alignment with the guidelines established by Basel III.

BCP Stand-alone Regulatory Capital Information (in millions of Soles)

	As of and for the year ended on December 31, 2023	As of and for the year ended on December 31, 2024
Capital stock	12,973	12,973
Legal and other capital reserves	6,591	6,124
Retained earnings and net income for the year	5,384	6,589
Generic provisions for credits (1)	1,696	1,757
Perpetual subordinated debt	0	0
Subordinated debt	5,007	7,340
Unrealized gain (loss)	(669)	(414)
Investment in subsidiaries and others, net of unrealized profit and net income	(2,773)	(2,478)
Intangible assets	(1,294)	(1,515)
Goodwill	(122)	(122)

Total Regulatory Capital	26,793	30,255
CET 1 (2)	20,090	21,158
Regulatory Tier 1 Capital (3)	20,090	21,158
Regulatory Tier 2 Capital (4)	6,703	9,097

Total RWAs	153,473	161,734
Market RWAs	2,680	3,922
Credit RWAs	134,427	139,403
Operational RWAs	16,366	18,409

Capital ratios
CET1 ratio	13.09%	13.08%
Tier 1 ratio	13.09%	13.08%
Total Regulatory capital ratio	17.46%	18.71%
CET1 IFRS 9	13.20%	13.32%
RWAs / Regulatory capital	5.73	5.35

(1)	Up to 1.25% of total RWAs.
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

Prior to the regulatory changes in 2023, the BCP Stand-alone total regulatory capital ratio was 14.43% of its RWAs as of December 31, 2022.

At the end of December 2022, December 2023, and December 2024, BCP's Stand-alone CET1 under IFRS balance sheets were 12.59%, 13.20%, and 13.32% of its RWAs, respectively.

The following table presents regulatory capital information for Mibanco as of December 31, 2022:

Mibanco - Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)

2022
Total regulatory capital	2,327.8

Tier 1 (1)	1,962.9
Tier 2 (2) + Tier 3	364.9

Total RWAs	15,850.4
Credit RWAs	14,345.7
Market RWAs	96.8
Operational RWAs	1,407.9

Capital ratios
Tier 1 ratio (3)	12.38%
CET1 ratio IFRS (4)	16.46%
BIS ratio (5)	14.69%
RWAs / Regulatory capital	6.81
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

(2)	Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net profit in subsidiaries) - (0.5 x Investment in subsidiaries).
(3)	Tier 1 / RWAs
(4)
CET1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(5)	Regulatory Capital / RWAs (legal minimum = 10% since July 2011)

The following table presents regulatory capital information for Mibanco, calculated according to the Legislative Decree 1531 approach, which became effective in January 2023 and aims to ensure a closer alignment with the guidelines established by Basel III.

Mibanco Regulatory Capital and Capital Adequacy Ratios (in millions of Soles)

	As of and for the year ended on December 31, 2023	As of and for the year ended on December 31, 2024
Capital stock	1,840.6	1,840.6
Legal and other capital reserves	308.1	334.7
Earnings from prior years and from the year in progress	717.9	369.6
Loan loss reserves (1)	157.4	144.8
Subordinated debt	173.0	167.0
Unrealized gain (loss)	(1.7)	(3.7)
Investment in subsidiaries and others, net of unrealized profit and net income	(0.282)	(0.298)
Intangible assets	(156.9)	(136.7)
Goodwill	(139.2)	(139.2)

Total Regulatory Capital	2,898.9	2,576.7
CET 1 (2)	2,568.5	2,264.9
Regulatory Tier 1 Capital (3)	2,568.5	2,264.9
Regulatory Tier 2 Capital (4)	330.4	311.8

Total RWAs	14,096.9	13,267.7
Market RWAs	220.3	242.0
Credit RWAs	12,349.4	11,419.7
Operational RWAs	1,527.1	1,606.0

Capital ratios
CET1 ratio	18.22%	17.07%
Tier 1 ratio	18.22%	17.07%
Total Regulatory capital ratio	20.56%	19.42%
CET1 IFRS (5)	18.37%	17.53%
RWAs / Regulatory capital	5.44	5.71

(1)	Up to 1.25% of total RWAs.
(2)
CET1 = Capital + Reserves + Earnings from prior years and from the year in progress + Unrealized gain (loss) – deductions as designated by the SBS (investments in subsidiaries, goodwill, intangible assets).

(3)	Regulatory Tier 1 Capital = CET 1 + AT1 as designated by the SBS
(4)	Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves (tier 2) as designated by the SBS
(5)
CET1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles, and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains. It is calculated under IFRS balance sheets.

As of December 31, 2024, Mibanco Peru’s regulatory capital with the new regulation was 19.42% of its unconsolidated RWAs, and December 31, 2023, Mibanco’s regulatory capital was 20.56%

At the end of December 2024, and December 2023, Mibanco’s CET1 under IFRS balance sheets were 17.53% and 18.37%, respectively.

1.3 Grupo Pacífico

Grupo Pacífico’s solvency indicators, given the equity requirements of the insurance business, have allowed Grupo Pacífico to satisfy its obligations to its policyholders and thus have an adequate level of financial leverage.

(1)	Regulatory capital adequacy requirements

The following table shows the regulatory capital adequacy requirements applicable to Grupo Pacífico, as of December 31, 2022, 2023 and 2024:

Grupo Pacífico Regulatory Ratios

	As of and for the year ended on December 31,
	2022	2023	2024
	(in thousands of Soles)
(A) Capital Adequacy	1,700,171	1,796,778	2,144,847
(B) Regulatory Capital Requirement	1,562,893	1,593,590	1,732,620
(B.1) Solvency I Required capital	1,157,327	1,085,780	1,113,226
(B.2) Security Fund	404,534	506,848	558,834
(B.3) Credit risk	0	0	0
(B.4) Other Capital Requirement	1,032	962	60,560
(C) Leverage	976,304	1,063,351	931,945
Surplus 1 = (A) - (B)	137,279	203,188	412,228
Ratio (A)/(B)	1.09	1.13	1.24
Surplus 1 = (A) - (C)	723,867	733,427	1,212,902
Ratio (A)/(C)	1.74	1.69	2.30

(2)	Cash flows and Capital Expenditures

The following table shows net cash from operating, investing and financing activities, for the periods indicated:

	As of and for the year ended on December 31,
	2022	2023	2024
	(In thousands of Soles)
Net cash flow from operating activities	(1,151,422)	4,079,719	14,522,093
Net cash flows from investing activities	(1,094,965)	(1,255,064)	527,559
Net cash flows from financing activities	(1,600,815)	(2,264,352)	(1,810,421)
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate	(3,847,202)	560,303	13,239,231
Effect of changes in exchange rate of cash and cash equivalents	(1,325,381)	(760,651)	410,258
Cash and cash equivalents at the beginning of the period	39,293,545	34,120,962	33,920,614
Cash and cash equivalents at the end of the period	34,120,962	33,920,614	47,570,103

Operating Activities

Net cash flow from operating activities increased by S/10,442 million from 2023 to 2024, due to, in order of relevance, an increase in deposits and liabilities (savings and current accounts, mainly at BCP); lower growth in investments at fair value through other comprehensive income (mainly in BCRP Certificates of Deposit); increase in bonds and notes issued at BCP; lower reduction in accounts payable for repurchase agreements and securities lending in line with the increase in accounts payable with BCRP and; decrease in investments at fair value through results for Mutual Funds. The above was partially offset by a decrease in debts to banks and correspondents (mainly with Wells Fargo Bank and Bank of America). Also, higher cash requirement in loans, as a result of the growth in credits.

Net cash flow from operating activities increased S/5,231 million from 2022 to 2023, mainly due to the following factors (in order of magnitude): i) a lower reduction in payables from repurchase agreements and securities lending, in line with the increased in accounts payable with the BCRP; ii) a lower requirement of cash from loans, as a result of a reduction in loans associated with government programs; iii) an increase in deposits and obligations (time deposits, mainly in BCP and Mibanco Peru); and, iv) increased amounts due to banks and correspondents, mainly with Bank of America. This was partially offset by an increase in investments at fair value through other comprehensive income and to a lesser extent by an uptick in investments at fair value through profit or loss, in line with higher investments in government instruments.

Investing Activities

The variations in net cash flow from investing activities were mainly due to lower purchases of short-term amortized investments (Peruvian government bonds) and higher income from the sale and reimbursement of investments at amortized cost.

In 2024, 2023 and 2022 intangible assets consumed cash of S/801 million, S/828 million and S/704 million, respectively, mainly driven by digital transformation efforts and disruptive initiatives.

Financing Activities

In 2024, net cash flows used in financing activities were S/1,810.4 million, which represented S/454 million less used in financing activities than in 2023. This decrease was mainly due to higher issuance of subordinated bonds in BCP. The above was partially offset by an increase in dividends paid as a result of higher net profits.

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

The growth of our deposit base over the years has enabled us to significantly increase our lending activity. BCP Stand-alone and Mibanco are subject to SBS Resolution No. 9075-2012, enacted in December 2012, which set responsibilities for liquidity management within the different committees and risk units, and established minimum liquidity ratios. In January 2024, the Regulation for Liquidity Risk Management was updated by SBS Resolution No. 3296-2022 in order to incorporate the guidelines of the latest BCBS document (Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools). The LCR, in soles-based transactions must exceed 80% and for both foreign exchange-based transactions and aggregate ratio must exceed 100%. The aggregate daily ratios of BCP and Mibanco in December 2024 was 154% and 189% for soles and foreign exchange transactions, respectively, demonstrating a robust level of liquidity. We have never defaulted on any of our debt or been forced to reschedule any of our obligations. Even during the early 1980s, when the government of Peru and many Peruvian companies and banks were forced to restructure their debt as a result of the Latin American debt crisis and government restrictions, BCP Stand-alone and Grupo Pacífico complied with all of their payment obligations.

The LCR’s information with respect to BCP and Mibanco has been aggregated for December 2022, 2023 and 2024:

Liquidity Coverage Ratio Local Currency

	2022	2023	2024
Liquidity Coverage Ratio Soles	in thousands of Soles	in thousands of Soles	in thousands of Soles

Total High Liquidity Assets (HQLA)(1)	18,128,746	23,178,510	24,174,982
Cash Inflows(2)	5,542,165	5,419,692	4,590,698
Cash Outflows(3)	16,217,850	17,577,626	18,684,834
Total Net Cash Outflows	7,453,061	11,020,576	10,080,846
LCR%	146.0%	162.7%	154.0%

1)
High Quality Liquidity Assets: Correspond to investments, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

2)	Inflows: Total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by SBS.
3)	Outflows: Total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by SBS.

Liquidity Coverage Ratio Foreign Currency

	2022	2023	2024
	in thousands of Soles	in thousands of Soles	in thousands of Soles
Total High Liquidity Assets (HQLA) (1)	20,689,248	19,394,117	32,164,246
Cash Inflows (2)	4,998,517	5,696,268	5,794,974
Cash Outflows (3)	12,917,847	14,517,454	20,088,604
Total Net Cash Outflows	12,769,918	10,572,931	17,870,616
LCR%	198.9%	172.8%	189.0%

1)
High Quality Liquidity Assets: Correspond to investments, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash an that are classified as low risk..

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

During 2024, the Group continuously assessed and monitored the sufficiency of its liquid assets in order to cover or mitigate contingencies that could stress the funding requirements of the Group's companies.

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

Funding Sources

The following table presents the components of our funding sources without interest payable at the dates indicated:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles, except percentages)
Core Deposits:
Demand deposits	48,467,248	48,229,323	52,590,952
Savings deposits	54,769,045	52,375,813	59,757,825
Severance indemnity deposits	3,824,629	3,185,603	2,996,020
Total core deposits	107,060,922	103,790,739	115,344,797

Other Deposits:
Time deposits	37,478,269	41,290,011	44,116,438
Bank certificates	1,418,740	1,194,653	1,101,347
Total deposits	145,957,931	146,275,403	160,562,582

Payables from repurchase agreements and security lending	12,966,725	10,168,427	9,060,710

Due to banks and correspondents	8,801,911	12,076,567	10,721,829

Bonds and notes issued	16,851,889	14,373,760	17,023,586

Total sources of funds	184,578,456	182,894,157	197,368,707
Core deposits as a percentage of total deposits	73.4%	71.0%	71.8%
Core deposits as a percentage of total sources of liquid funds	58.0%	56.7%	58.4%

BCP Stand-alone is required to keep deposits with the BCRP as legal reserves. The amount of required deposits in the BCRP is determined as a percentage of the deposits and other liabilities owed by BCP Stand-alone to its clients. The current requirement is approximately 5.61% of BCP Stand-alone’s Soles-denominated deposits and approximately 34.60% of BCP Stand-alone’s US Dollar-denominated deposits as of December 31, 2024. For further detail, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview - (6) Supervision and Regulation – 6.2 Subsidiaries – 6.2.1 Peru.”

The following table presents our deposits at the BCRP and our investments in the BCRP’s certificates of deposit at the dates indicated:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles, except percentages)
Funds at the BCRP
Deposits	24,160,723	23,673,777	36,665,481
Certificates of deposit	7,019,479	11,127,919	11,435,757
Total funds at the BCRP	31,180,202	34,801,696	48,101,238
Total funds at BCRP as a percentage of total deposits (*)	21.2%	23.8%	30.0%
(*) Total deposits exclude interest payable.

As of December 31, 2024, we had uncommitted credit lines, including long-term facilities that are mainly used for project financing, of which no significant amount was drawn down. We have also received long term funding from COFIDE and other international lenders. These funding sources have average annual rates (including Libor) ranging from 5.03% to 7.86% in soles and from 0.45% to 13.95% in foreign currency. As of December 31, 2024, we maintained S/10,721.8 million in due to banks and correspondents, secured by the collection of BCP Stand-alone’s (including its foreign branches) instructing correspondent banks to make a payment of a certain amount to a beneficiary that is not an FI. For further details, see Notes 14(a), (b) and (c) to the consolidated financial statements. As of December 31, 2022, 2023 and 2024, borrowed funds due to banks and correspondents, including payable interests, amounted to S/8,937.4 million, S/12,278.7 million and S/ 10,754.4 million, respectively.

In addition, another source of funds arises out of issuing bonds and notes. The following table presents our principal issued bonds from 2022 to 2024:

	Years ended December 31,
	2022	2023	2024
	(in millions of Soles)
Issued bonds
Senior notes	114	79	3,019
Corporate bonds	87	-
Subordinated bonds	-	251	2,284
Total issuance	201	330	5,303

On January 11, 2024, the Bank issued Senior Notes under its Medium-Term Notes program for a total amount of US$500.0 million (equivalent to S/1,869.0 million), with a coupon rate of 5.85 percent, and S/1,150.0 million, with a coupon rate of 7.85 percent; both issuances mature in January 2029.

Additionally, on September 10, 2024, the Bank issued Subordinated Notes under the framework of its Medium-Term Notes Program for US$ 600.0 million (equivalent to S/ 2,284.2 million) at a semi-annual coupon rate of 5.80%, maturing in March 2035.

5. C	Research and Development, Patents and Licenses, Etc.

Credicorp is not materially dependent on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

5. D	Trend Information

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

Macroeconomic and Socio-Political Context

Timely and complete achievement of our strategic targets and aspirations may be adversely affected by reductions in the revenue-generating capacities of some of our core businesses if macroeconomic and socio-political risks crystallize. Although there has been a recovery in economic activity and, despite some political tensions, no major conflicts have erupted, some risks remain present. These risks include but are not limited to the following:

1.
On the internal front, an adverse impact on private investment growth, arising from uncertainty about the 2026 general elections in Peru may decelerate economic recovery. It is worth noting that extending the current recovery phase of the economic cycle will depend on executing sequential medium- to long-term investment decisions by the private sector.

2.
On the external front, commercial and geopolitical tensions via the imposition of tariffs by the U.S. government to some of Peru’s main trading partners may negatively affect our economic perspectives. The resulting uncertainty on economic growth and a potential spike in risk aversion may lead to less favorable conditions to Credicorp’s businesses.

In February 2025, President Donald Trump signed an Executive Order to investigate how copper imports might threaten the United States' national security and economic stability. The investigation's conclusions could potentially lead to tariffs on copper. Copper represents approximately 30% of Peru's exports, with around 65% of that copper going to China and only 4% going to the United States. While Peru exports primarily copper concentrate, the United States imports mainly refined copper. In response to the possibility of tariffs, copper prices on the COMEX (New York metals exchange) have increased more than those on the LME (London metals exchange), resulting in higher spreads between the two prices.

In April 2025, President Donald Trump announced a broad-based increase in tariffs which will lead to a higher effective tariff on United States’ imports. In the case of Peru, the United States Government imposed a 10% increase in tariffs. Although it is early to gauge the full impact of these tariffs, the outlook for the Peruvian economy remains strong, with GDP growth estimates still around 3%, factoring in the impact of the trade war to some extent. The effect of the 10% universal tariff is anticipated to be limited due to the momentum of a favorable economic cycle and a strong GDP growth rate of roughly 4% in the first quarter. The primary risk stems from a potential deceleration of the global economy, for which uncertainties still persist.

For further information about these and other key risks and uncertainties for the Group, please see “ITEM 3. KEY INFORMATION – 3.D Risk Factors.”

We expect Peru’s GDP to grow around 3.0% in 2025, with a base scenario that assumes that last year’s cyclical recovery will continue in 2025. The drivers that support this evolution are: (i) terms of trade in record highs, (ii) inflation under control and a recovery of wages in real terms, (iii) a less restrictive monetary policy, (iv) business expectations in optimist terrain, (v) distribution of profits by companies that will boost private consumption, and (vi) a gradual decline in loan delinquencies in consumer segments. Recent estimates suggest that inflation will close 2025 around 2.5%, remaining within the BCRP’s target range (1.0%-3.0%). In this context, BCRP’s reference would close the year between 4.25% and 4.50%.

For further information regarding GDP expectations from the countries where Credicorp operates, see “ITEM 4. INFORMATION ON THE COMPANY".

On February 3, 2025, Jose Salardi was appointed as Minister of Economics and Finance in replacement of Jose Arista and has served in this office since February 13, 2024. Before being announced as minister, Salardi served as executive chairman of Proinversión, an affiliated body of MEF in charge of promoting private investment. He has also been the minister of Production and vice minister of SMEs and Industry in the Ministry of Production.

Although episodes of social unrest as seen in January and February 2023 are still a risk, the political environment appears to be more stable. Currently, risks of holding general elections prior to 2026 appear to be low.

For further information about political tension, social unrest and protest, please see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.A Operating results – Political environment”.

Competitive Environment

In February 2025, the SBS formalized the authorization for Compartamos Financiera to become Compartamos Banco, which will operate as a banking entity going forward.

In March 2025, the Bolivian banking regulator (ASFI) modified the rule for caps on international transfers of foreign currency abroad. A new maximum commission will be published daily by ASFI and will fluctuate according to the weighted average exchange rate of the U.S. dollar purchases of the banking system from the previous thirty days. In addition, debit and credit card transactions outside of Bolivia will be subject to this commission for payments above USD 100.

The evolution of the aforementioned factors may impact Credicorp’s results and operations in the following ways:

•	Loans: Lending activity is expected to accelerate compared to 2024 due to better economic perspectives, driven mainly by Retail Banking at BCP and Mibanco.
•	NIM: The ongoing shift of our loan book towards a higher-yield mix and stronger loan growth should ensure a resilient NIM despite potential policy rate reductions in soles and dollars down the line.

•
Portfolio quality and cost of risk: We expect the cost of risk of Credicorp’s loan portfolio to maintain similar levels, with a slight downward adjustment that reflect our improvements in asset quality. However, the shift of our loan portfolio mix towards retail, should translate to higher provisions and cost of risk than in the past.

•
Operating efficiency: In 2025, we will continue to invest in digital transformation and disruptive initiatives to bolster our long-term competitive position. It is worth noting that, starting in 2025, we are registering a reclassification related to our Loyalty Program that will result in a reduction in our Cost-to-income ratio.

In a medium-term perspective, we review our strategic initiatives on a constant basis, and are well prepared to implement tactic moves to rapidly adapt accordingly to navigate our changing environment:

•
We are conscious that we have a responsibility to positively impact the communities in which we operate. We are committed to collaborating to create a more sustainable and inclusive economy, to improve the financial health of the population and to empower our customers and employees to thrive. In order to accomplish this commitment, we will continue to advance in our three strategic priorities. The priorities are (i) ensuring the best Talent through a compelling value proposition, (ii) accelerating digital transformation and innovation at Credicorp and its subsidiaries, and (iii) integrating sustainability at the core of our strategy.

•	Universal Banking: strengthening our risk management and digital capabilities amid loan growth recovery.
o
At BCP Stand-alone, as we lead the recovery of loan growth in 2025, we aim to sustain our solid performance in the long-term by investing in further strengthening our risk management, technological and digital capabilities, and in disruptive businesses. We will continue to focus on growing our digital transactional offerings and digitalizing our customer base. It is worth noting that our improved multichannel value proposition has been key in promoting client experience and will continue to be a key lever going forward.

o
At Yape, the payments business will continue to drive growth in the short-term as we strive to reach our goal of becoming the main payments network in Peru. In addition, we will maintain the focus on reaching our objective of disbursing loans to 5 million of Yaperos by 2026. Finally, we strive to be present in the lives of Yaperos and aim to become the main E-commerce in Peru in terms of GMV.

•	Microfinance: We seek to consolidate our presence at the base of the pyramid and continue to accompany client growth.
o
At Mibanco Peru, we expect the improvements in portfolio quality to continue going forward after a challenging credit cycle. Along with improvements in risk management processes during this period, we helped our vulnerable clients through debt relief facilities. Going forward, we will maintain our gradual return to higher-yielding, smaller-ticket to maintain our profit margins. For this, we enhanced our origination practices, portfolio monitoring and collections, allowing us to control our credit risk. Additionally, we aim to keep increasing our deposits base and diversifying our sources of revenue as part of our transactional play.

o
At Mibanco Colombia, despite challenging market conditions, we expect the improvement in our performance to increase further. For this it will be key to maintain our focus on efficiency and disciplined risk management. This will also contribute to differentiate ourselves from competition and grow our market share.

•	Insurance and Pensions:
o
At Grupo Pacífico, we will continue offering our products and services through the Credicorp ecosystem, particularly for retail segments, via bancassurance and Yape. In addition, we will make use of partnerships with retail businesses to develop embedded insurance products.

o
At Prima AFP, we will maintain our focus on client experience and in digitalization of distribution channels and communications. We believe the pension system reform, approved last year by Congress, will favor the development of an inclusive and sustainable system.

•	At Investment Management and Advisory, we expect our strategic focus on businesses that provide stable income streams will continue to drive profitable and sustainable growth.

5. E	Critical accounting estimates

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including the expectation of future events that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

The most significant estimates and assumptions included in the consolidated financial statements are related to:

(1)	the calculation of the allowance of the expected credit loss on the loan portfolio, and
(2)	the estimation of the liability for life insurance contracts under the general valuation model.

There are also other estimates, such as: valuation of investments, liabilities for claims incurred, intangibles, goodwill impairment, credit loss for investments at fair value through other comprehensive income and investments at amortized cost, valuation of derivative financial instruments and deferred income tax.

We believe that our judgments, estimates and assumptions are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of Credicorp as of December 31, 2023, and 2024 and the results of our operations and cash flows for the years ended December 31, 2022, 2023 and 2024, in accordance with IFRS accounting standards.

For more information about our critical accounting estimates and judgments, see: “Note 3 Material accounting policies, a) Basis of presentation, use of estimates and changes in accounting policies” to the consolidated financial statements; “Note 30.1 Credit Risk” and “Note 30.2 Market Risk” for a discussion of risk and sensitivity of certain items; “ITEM 3. KEY INFORMATION – 3.D Risk Factors” of this Annual Report on Form 20-F; and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” of this Form 20-F for more information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A	Directors and Senior Management

(1)	Board of Directors

The following table sets forth information about the Directors of Credicorp Ltd. at the end of 2024:

Name	Position	Years served as a Director (1)	Birth Date
Luis Enrique Romero Belismelis	Chairman	15	09/01/1961
Jose Raimundo Morales Dasso	Vice Chairman	16	11/09/1946
Patricia Lizarraga Guthertz	Director	7	07/14/1966
Pedro Rubio Feijóo	Director	6	09/14/1955
Antonio Abruña Puyol	Director	4	04/08/1954
Alexandre Gouvêa	Director	4	12/02/1959
Maria Teresa Aranzábal Harreguy	Director	4	02/22/1963
Leslie Pierce Diez Canseco	Director	4	12/31/1948
Nuria Aliño Pérez	Director	1	02/03/1971
(1)	In Credicorp or BCP Stand-alone as of December 31, 2024.

Luis Enrique Romero Belismelis

Mr. Romero has served as the Chairman of the Board and Executive Chairman of Credicorp Ltd. since June 9, 2020, and has been a Director since March 31, 2017.

Through his role on the boards of various Credicorp subsidiaries, Mr. Romero has gained broad insight into the Group's businesses. He has also served as the Chairman of the Board of Banco de Crédito del Peru since April 5, 2021, and has served as a Director since March 31, 2009. He has been a member and the Chairman of the Board of Grupo Crédito S.A. since October 29, 2020, as well as a Director of Pacífico Compañía de Seguros y Reaseguros, Credicorp Peru S.A.C., Mibanco - Banco de la Microempresa S.A., Pacífico S.A. Entidad Prestadora de Salud and Atlantic Security Holding Corporation.

Mr. Romero has ample experience gained by serving as the Head of Finance and the General Manager for different companies in the consumer and services sector related to Grupo Romero. Currently, Mr. Romero is a director of the Peruvian listed company Alicorp S.A.A., and is also a director of various private companies, which are part of Grupo Romero.

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

He also serves as a member of the boards of directors of Peruvian-listed companies Fosfatos del Pacífico S.A. and Cementos Pacasmayo S.A.A., as well as of Salmueras Sudamericanas S.A., a private company that is part of Pacasmayo Group.

Mr. Morales has a bachelor’s degree in economics and administration from the Universidad del Pacífico (Peru) and holds an MBA from Wharton Graduate School of Finance of the University of Pennsylvania (United States).

Patricia Lizarraga Guthertz - Independent Director

Ms. Lizárraga has been a member of the Boards of Directors of Credicorp Ltd. and Banco de Crédito del Peru since March 31 and March 22, 2017, respectively. She has also served as a Member of the Board of Directors of Grupo Crédito S.A. since October 29, 2020. Since June 2020, she has been serving as the Chairwoman of Credicorp's Audit Committee.

Ms. Lizárraga is an experienced Wall Street executive with over 25 years of experience in international mergers & acquisitions, capital markets, private equity and valuation practice with Allen & Company, Donaldson Lufkin & Jenrette, and Citigroup. In 2007, she became the founder and CEO of Hypatia Capital Group, and founder and major shareholder of family group Del Ande Alimentos.

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

Ms. Lizárraga received her Bachelor of Arts degree from Yale University (United States) and her MBA from Harvard Business School (United States).

Pedro Rubio Feijóo

Mr. Rubio has been serving as a Director of Credicorp Ltd. and Grupo Crédito S.A. since March 27 and March 31, 2023, respectively. He currently serves as a Board member at Banco de Crédito del Peru, Prima AFP, Credicorp Capital Ltd., Credicorp Capital Holding Peru S.A., ASB Bank Corp., Banco de Crédito de Bolivia, and Inversiones Credicorp Bolivia S.A. Currently, he serves as a Chairman of the Risk Committee of Credicorp and Grupo Crédito S.A.

Mr. Rubio is a Peruvian executive who brings 40 years of experience with Credicorp’s banking businesses, both domestically and internationally. Through his role on the boards of various Credicorp subsidiaries, Mr. Rubio has gained broad insight into the Group’s businesses.

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

Mr. Rubio has a degree in Industrial Engineering from North Carolina State University (United States).

Antonio Abruña Puyol – Independent Director

Mr. Abruña has been a member of the Boards of Directors of Credicorp Ltd. and Grupo Crédito S.A. since June 5 and October 29, 2020, respectively. He has also been a member of the Board of Directors of Banco de Crédito del Peru since March 31, 2021 until March 27, 2024.

Mr. Abruña is a Spanish-Peruvian attorney-at-law and one of Peru's leading legal scholars, with decades of extensive experience as a legal scholar and administrator of academic institutions. Mr. Abruña has served as Rector of the Universidad de Piura (Peru) since 2018. He previously served as Rector of the university from 2003 to 2012, where he has had a long and successful career. He participated in the creation of the Faculty of Law, for which he is a professor, and has additionally served as dean. He has held other academic and administrative positions and participated in various projects of the university.

Mr. Abruña was part of the Special Commission appointed by the Peruvian government to designate the seven members of the National Justice Council. He was the representative in Peru of the lstituto per la Cooperazione Universitaria (ICU) (Italy) and served as director of Universia Peru.

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

Mr. Gouvêa has 30 years of international experience at McKinsey & Co. He specializes in providing advice to financial services clients. Mr. Gouvêa is an expert in retail banking and insurance (including its technological transition and digital transformation). He has provided financial services in Latin America and built the Organizations Practice and the Recovery and Transformation Unit of McKinsey & Co. He was also previously a director of McKinsey & Co. Mr. Gouvêa served as a member of the board of directors of leading publicly listed Brazilian retailers, Lojas Renner between 2019 and January 2023. He also spent over 8 years on the board of a nonprofit, Habitat for Humanity International.

Mr. Gouvêa has a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (Brazil) and has an MBA from UCLA's Anderson School of Management (United States).

Maria Teresa (Maite) Aranzábal Harreguy - Independent Director

Ms. Aranzábal has been a member of the Boards of Directors of Credicorp and Banco de Crédito del Peru since June 5 and June 24, 2020, respectively. She has also been a Director of Grupo Crédito S.A. since October 29, 2020. Currently, she is Chairwoman of the Sustainability Committee of Credicorp and Grupo Credito S.A.

Ms. Aranzábal is a highly accomplished Spanish executive with relevant experience from serving on the boards of public and private companies as well as non-profit organizations. She has decades of experience in advising leading global public and private companies as well as entrepreneurs and in senior executive roles with responsibilities for strategy, business development and transformation, customer experience and international expansion. Throughout her international career, she has worked across a variety of sectors, spanning retail banking, retail, fashion, consumer goods and real estate.

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

Ms. Aranzábal currently leads Alir Consulting and Trade, her own consulting company, which specializes in strategic consulting and leadership training. She is also an independent advisor to the Board of Directors of the Hijos de Rivera Corporation and Chair of the Nomination and Compensation Committee. She is the President of the Board of Trustees of the Novia Salcedo Foundation, member of the board of AEFAME and a professor at IE Business School (Spain).

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

Mr. Pierce currently serves as a member of the board of directors of Peruvian-listed company Empresa Siderúrgica del Peru S.A.A., as well as a director in a number of private businesses, including Compañía Latinoamericana de Radiodifusion S.A., Cerámica Lima S.A., Transber S.A.C, lnka Crops. S.A., HV Contratistas S.A., Redondos S.A., Inversiones Agrícolas Caña Brava, Maquinarias S.A., Corporación Primax S.A., GRIO, Esmeralda Corp. S.A.C., and Negocios Industriales Real NIRSA S.A. (Ecuador). He also participates in philanthropic organizations such as Vida Peru and Banco de Alimentos del Peru.

Mr. Pierce holds a bachelor's degree in economics from Pontificia Universidad Católica de Peru (Peru) and a post-graduate degree in economics from Pontificia Universidad Católica de Chile (Chile).

Nuria Aliño Pérez – Independent Director

Ms. Aliño has been a Director of Credicorp and Grupo Crédito S.A. since March 27 and March 31, 2023, respectively.

Ms. Aliño is an accomplished Spanish corporate and investment banking professional with over 25 years of experience in developed and developing markets with roles spanning corporate finance, private equity/venture capital, impact investing, fintech transactions and digital strategy.

Since 2016, she has held positions with the World Bank Group’s International Finance Corporation (IFC) as Head of Partnerships and Innovations, Digital Finance Services and currently as Open Banking & Digital Transformation Specialist, providing guidance on the digital transformation strategies to financial institutions in the emerging markets.

Prior to her work with the IFC, she spent three years as advisor to the General Manager of IADB Invest (Interamerican Development Bank). She spent over 15 years with BBVA in corporate and investment banking where she concluded her tenure as Chief Investment Officer – Industrial Holding Group.

Ms. Aliño serves as an Independent Director of Unicaja Banco and holds a position on the Independent Experts Panel of COFIDES. Ms. Aliño has held additional advisory board roles for tech companies and private equity and venture capital firms in Latin America and Europe.

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

The following table sets forth the name, position(s), and principal Credicorp entities for each member of our senior management:

Position(s) (1)	Name	Entity(ies)
Executive Chairman	Luis Enrique Romero B.	Credicorp
Chief Executive Officer	Gianfranco Ferrari	Credicorp
Chief Risk Officer	Cesar Rios	Credicorp, BCP
Chief Financial Officer	Alejandro Perez-Reyes	Credicorp, BCP
Chief Strategy Officer	Michelle Labarthe	Credicorp
Chief Innovation Officer	Francesca Raffo	Credicorp
Head of Universal Banking (Credicorp), CEO (BCP Stand-alone)	Diego Cavero	Credicorp, BCP
Head of Microfinance (Credicorp), CEO (Mibanco)	Javier Ichazo	Credicorp, Mibanco
Head of Insurance & Pensions (Credicorp), CEO (Grupo Pacífico)	Cesar Rivera	Credicorp, Grupo Pacífico
Head of Investment Management and Advisory (Credicorp), CEO (Credicorp Capital)	Eduardo Montero	Credicorp, Credicorp Capital
Chief Corporate Audit Officer	Jose Esposito	Credicorp, BCP
Chief Compliance and Ethics Officer	Barbara Falero	Credicorp, BCP
Head of Legal	Guillermo Morales	Credicorp
Head of People Strategy	Ursula Alvarez	Credicorp
Head of Corporate Affairs	Enrique Pasquel	Credicorp
1.	At Credicorp or in any subsidiary as of December 31, 2024.

Gianfranco Ferrari

Mr. Ferrari was born in 1965. Since January 2022, Gianfranco Ferrari has been the CEO of Credicorp, Peru's leading financial services holding company with a presence in seven countries in America. During his 30 years at the company, he has held several leadership positions: prior to his appointment as corporate leader, he served as Deputy CEO and Universal Banking Manager of Credicorp, additionally, he was CEO of Banco de Crédito del Perú (BCP) from 2018 to 2021.

For over 17 years, between 2000 and 2017, Mr. Ferrari was the manager of Corporate Banking and Corporate Finance, Retail Banking and Wealth Management at BCP, where, from 2015 to 2017, he led the digital transformation strategy. He was also CEO of BCP Bolivia from 2005 to 2008.

Currently, he is Chairman of the Board of Directors of BCP Bolivia, Credicorp Capital and Prima AFP, Vice Chairman of the Board of Directors of Mibanco, and Member of the Board of Directors of BCP.

Currently, Mr. Ferrari is also a Member of the Board of Directors of Instituto Peruano de Economía, Consejo Privado de Competitividad and, also, of Es Hoy, Perú Sostenible, and Red de Estudios para el Desarrollo. He holds a degree in Business Administration from Universidad del Pacífico and an MBA from Kellogg Graduate School of Management, Northwestern University (USA).

Alejandro Perez-Reyes

Mr. Perez-Reyes was born in 1976. Mr. Perez-Reyes was appointed Chief Financial Officer of Credicorp Ltd. in July 2024. Previously, he served as Chief Operating Officer (COO) of Credicorp Ltd. since January 2022, and as COO and Country Head of Credicorp Capital Peru until December 2021. Additionally, he held the position of Investment Manager of Prima AFP, a Pension Fund where he managed US$ 10 billion in assets. He has worked in Credicorp group since 1999, where he has also been Head of Financial Derivatives and Structured Products of Banco de Credito del Peru and Investment Manager of Credifondo SAF.

Mr. Perez-Reyes has a bachelor’s degree in economics from the University of Lima and an MBA from Harvard University.

Cesar Rios

Mr. Rios was born in 1967. Mr. Rios has served as the CRO of Credicorp Ltd. and Banco de Credito del Peru since July 2024. He has worked at Credicorp since 1993, when he joined as a Corporate Finance associate. In 1997, he was appointed as the CFO and COO of Banco Capital in Salvador, following Credicorp’s acquisition. In 2003, Mr. Rios re-joined BCP Stand-alone, where he worked in strategic roles such as Head of Credit and Operating Risk in the Risk Management Unit, Head of Collections for Retail Banking, and Head of Corporate Strategy, which includes corporate strategy, internal consulting, mergers and acquisitions, and business incubation. In 2013, he became Head of Financial Planning and Control at BCP.  From April 2018 to June 2024, he served as CFO of Credicorp Ltd. and BCP.

Currently, Mr. Rios is a board member of several of Credicorp’s subsidiaries, including Mibanco Banco de la Microempresa S.A., Mibanco Banco de la Microempresa Colombia S.A., Solución Empresa Administradora Hipotecaria S.A., Yape Market S.A.C., Pacifico S.A. Entidad Prestadora de Salud, Inversiones 2020 S.A., Soluciones en Procesamiento S.A., Credicorp Perú S.A.C, among others.

Mr. Rios holds a bachelor’s degree in engineering from Pontificia Universidad Católica (Peru); a master’s degree from ESAN Escuela de Administración de Negocios para Graduados (Peru); and an MBA from the Massachusetts Institute of Technology’s Sloan Fellows Program (United States).

Francesca Raffo

Ms. Raffo, born in 1969, was appointed Credicorp’s Chief Innovation Officer in February 2022 and served as Retail Banking Deputy CEO at BCP until October 2024.

Ms. Raffo’s successful career at BCP spans 26 years and includes heading BCP’s transformation, managing the Satisfied Customers Division, creating BCP’s first Innovation Center and leading the Marketing Services. Ms. Raffo joined BCP in 1994 as a member of the Process Reengineering pioneer team and subsequently led various strategic projects within Retail Banking. Currently, Ms. Raffo is a board member of the following Credicorp subsidiaries: Yape Market S.A.C., Mibanco – Banco de la Microempresa de Colombia S.A. and BCP Bolivia.

Ms. Raffo holds a bachelor’s degree in business administration and an MBA in Management Information Systems, both from The American University in Washington D.C. (United States).

Michelle Labarthe

Ms. Labarthe was born in 1977. Ms. Labarthe was appointed Chief Strategy Officer of Credicorp Ltd. in January 2024. She has 25 years of experience in finance and worked in Investment Banking in London and Lima covering financial institutions in Europe and Latin America. Previous to joining Credicorp, she was Country Head for Peru at Lazard and held various positions at Rothchild & Co. and Lehman Brothers. Ms. Labarthe started her professional career at BCP where she worked between 2000 and 2004 in Process Improvement and Quality, Strategy and Planning for the Wholesale Banking Division and Corporate Finance.

Ms. Labarthe holds a degree in Industrial Engineering from Universidad de Lima and has an MBA from HEC Paris, France.

Diego Cavero

Mr. Cavero was born in 1968. Mr. Cavero is Head of Universal Banking for Credicorp Ltd., which includes Banco de Crédito del Perú and Banco de Crédito de Bolivia, as well as CEO of Banco de Crédito del Perú since January 2022. Previously he was Deputy CEO at BCP focusing on Wholesale Banking. He was named Wholesale Banking Managing Director in March 2018. In 2013, Mr. Cavero led the creation of the Efficiency Division. Prior to this, he was CEO of BCP Bolivia from 2008 to 2012.

Mr. Cavero is currently Chairman of the Board of Directors of Yape Market S.A.C. and a member of the Board of Directors of Inversiones 2020 and Inversiones Credicorp Bolivia S.A., among others. He started working at Credicorp Ltd. in 1994.

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

Mr. Ichazo earned a degree on Business Administration from the University of Piura (Peru) and holds an MBA from the School of Management of the University of Piura (Peru).

Cesar Rivera

Mr. Rivera was born in 1964. Mr. Rivera has been the CEO of Pacífico Seguros since January 2020. With over 30 years of experience in the Pensions and Insurance sector, he has also held the positions of CEO at Santander Life Insurance Company in Peru, Deputy CEO at American Life Insurance Company in Argentina, and CEO at Pacífico Vida Life Insurance Company in Peru.

He served as a professor of the Business and Economy Faculty at the Universidad de Piura and was a member of the Board of Directors at the Ibero-American Foundation for Occupational Health and Safety (FISO by its Spanish initials). Currently, he is a member of the Boards of Directors of Prima AFP, Mibanco Perú SA, Mibanco Colombia SA, Crediseguro Personas and Crediseguro Generales in Bolivia and Head of Insurance & Pension at Credicorp.

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

Jose Esposito

Mr. Esposito was born in 1964. Mr. Esposito has been the Chief Corporate Audit Officer of Credicorp Ltd. since January 2010.

He is member of the Professional Certifications Board (PCB) of the Institute of Internal Auditors Global (IIA) and member of the Stakeholders Advisory Council (SAC) of the International Auditing and Assurance Standards Board (IAASB) and the International Code of Ethics for Professional Accountants (IESBA). Formerly he has served as member of Board of Directors, member of the Audit Committee and Chairman of the Financial Services Guidance Committee Board of the IIA. Mr. Esposito has also served as Chairman of the Committee of Internal Auditors of the Latin American Federation of Banks (FELABAN) and Chairman of the Committee of Internal Auditors of ASBANC. Currently, he is a lecturer in the Master of Finance program at the Universidad del Pacífico and Director of the specialization in Enterprise Risk Management.

Since 1996, Mr. Esposito has worked for various Credicorp Ltd. His last position prior to leading the Audit Division at Credicorp Ltd. was at Pacífico Peruano Suiza Compañía de Seguros y Reaseguros S.A., where he was the CFO and the Controller’s Officer. He was also Vice Chairman of the Board of Directors of Pacífico Salud EPS S.A., Vice Chairman and member of the Board of the Lima Stock Exchange, Director of Cavali ICLV S.A. and Chairman of the Board and General Manager of Credibolsa SAB S.A, currently Credicorp Capital Bolsa.

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

Barbara Falero

Ms. Falero was born in 1972. Ms. Falero has been the Chief Compliance and Ethics Officer at Credicorp Ltd. and Banco de Credito del Peru since February 2008, reporting directly to Credicorp Ltd.’s Board. Before her arrival in Peru, Ms. Falero served as the Compliance Officer and Vice President of BCP Miami Agency. She also has six years of experience working as a regulator for the Federal Reserve Bank of Atlanta, where she supervised and regulated international banks.

Ms. Falero has held notable roles such as President of the Committee of Compliance Officers of ASBANC and a Member of the Advisory Committee of the Florida International Bankers Association (FIBA) for a three-year period. She has also been the Community Reinvestment Officer at BAC Florida Bank in Miami, Florida.

Ms. Falero holds a bachelor’s degree in finance from Florida International University, United States, and an MBA from St. Thomas University in Miami, Florida, United States.

Ms. Falero's remarkable contributions to Credicorp's compliance and ethics programs have established her as a respected leader in the industry.

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

Ursula Alvarez

Ms. Alvarez was born in 1976. Ms. Alvarez is the Head of People Strategy at Credicorp. She has held this position since 2024. She began working at BCP in 2006 as Manager of Selection in Human Resources Management, and she served as Head of Talent Management at Credicorp from 2009 to 2024.

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

6. B	Compensation

The following section contains the compensations of the members of Credicorp Ltd.’s Board of Directors and senior management for 2022, 2023, and 2024:

	As of December 31,
	2022	2023	2024
	(in thousands of Soles)

Director’s compensation (1)	7,850	7,387	8,628
Senior Management Compensation (2)
i) Remuneration	40,201	49,573	62,258
ii) Stock awards (3)	28,450	21,444	20,499
Total	76,501	78,404	91,385

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

Directors received no other compensation or benefits in their capacities as directors of Credicorp Ltd. in 2024. Neither Credicorp Ltd. nor any of its subsidiaries has any type of agreement with Credicorp Ltd.’s Directors providing for benefits upon termination of their term as Directors.

Senior Management Compensation

Our senior management’s compensation comprises a fixed salary and a variable compensation:

•	Fixed Salary

The fixed salary is that assured for under the law of the country where Credicorp operates. It is based on the position’s value and the degree of responsibility, has no variable component and is never linked to results achieved.

•	Variable Compensation

Variable compensation is comprised of:

(i)
Short-term incentive compensation that encourages senior management to achieve Credicorp’s annual goals by meeting individual and organizational objectives. This incentive payment is triggered when Credicorp’s minimum net profit is delivered, calculated as a proportion of that total target met, and on the individual’s results against their particular objectives related to indicators such as profitability, efficiency, customer experience, transformation and sustainability (ESG) indicators, which vary by subsidiary and are aligned with the company’s business strategy and/or the overall Credicorp strategy.

(ii)
Long-term incentive compensation aims to align the interests of the senior management with those of the shareholders so that they all share Credicorp’s successes and risks and to foster long-term value creation for the organization and its stakeholders. It has two components:

•	Retention (stock award): The aim is to retain executives by delivering an amount of restricted BAP shares which are vested over three years, with 1/3 released each year.
•	Value generation: The aim is to guide executives’ performance toward creating long-term value for Credicorp by linking payment to the fulfillment of long-term strategic indicators.

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

We present below the treasury stock granted to both Credicorp’s senior management and employees during the years 2022, 2023, and 2024, and granted but unvested shares as of December 31, 2022, 2023, and 2024.

	Year ended December 31,			As of December 31,
	2022	2023	2024	2022	2023	2024
	Granted shares in units			Granted but unvested shares in units
Senior Management	32,715	35,445	23,268	55,078	62,302	57,803
Employees	83,911	83,359	59,319	173,299	202,948	267,988
Total	116,626	118,804	82,587	228,377	265,250	325,791

6. C	Board Practices

Board Structure

Credicorp’s management is the responsibility of its Board of Directors, which, pursuant to Credicorp’s Bye-laws, is composed of nine members. As of April 25, 2025, five Directors are independent. Directors may be, but are not required to be, shareholders. Directors are elected, and their remuneration is determined, at the Annual General Meeting of Shareholders. Directors hold office for three-year terms. All current Directors were elected at the Annual General Meeting of Shareholders held on March 27, 2023, and will hold office until the Annual General Meeting of Shareholders in 2026. The Board of Directors has the power to appoint any person as a Director to fill a vacancy as a result of the death, disability, disqualification, or resignation of any Director for the remainder of such Director’s term. Pursuant to Credicorp’s Bye-laws, the required quorum for business to take place during a Board meeting is a simple majority of the Directors. A resolution in writing signed by all directors will be valid as if it had been passed at a Board meeting duly called and constituted. For further details, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6.A Directors and Senior Management”.

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

Board Committee Structure

The Boards of Directors (and Board Committees) of Credicorp and Grupo Crédito S.A. are composed of the same individuals and the management structure in both companies has been standardized. Credicorp’s and Grupo Crédito S.A.’s Boards of Directors, acting on the recommendation of the Compensation and Nominations Committee, decide on the appointment, ratification, or removal of committee members. Directors who are members of committees are appointed to an initial term of up to three-years and maintain such appointments only while being a member of the Board. Regarding Board Committees, the Board of Directors of Credicorp and Grupo Crédito S.A. designates a chairperson among its members and approves the respective charters.

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

The Audit Committee’s membership is composed of three Directors from Credicorp’s Board. The Committee must include at least one member who is a financial expert and at least one member should be a woman. The Chairman of the Board of Directors cannot be a member of the Committee. All members of the Committee must be independent, according to the definition of independence set forth by Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). In order to be considered independent, an Audit Committee member must not (i) accept from Credicorp or any of its subsidiaries, directly or indirectly, any consulting, advisory or other compensatory fee, other than the compensation paid to him or her in his/her capacity as a Director with the exception of retirement plans that meet the conditions established by the SEC; nor (ii) be an affiliated person of Credicorp or its subsidiaries (that is, they must not own or control, directly or indirectly, more than 10% of the Company's voting shares and they must not be an executive officer of Credicorp, according to Rule 10A-3 under the Exchange Act and the U.S. SEC).

The Committee has the purpose of carrying out the supervision, monitoring, and independent review of:

•	The processes for submission of the financial and accounting information of Credicorp and subsidiaries;
•	The internal control procedures of Credicorp and subsidiaries; specifically, the financial reporting internal control system;

•	The audits conducted on the financial statements of Credicorp and subsidiaries;
•	The completeness of the financial statements of Credicorp and subsidiaries;
•	The procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, through Credicorp’s Complaint System; and
•	The appointment of the independent auditor and the internal auditor of the Credicorp and subsidiaries.

The Audit Committee safeguards the interests of investors and oversees compliance with the rules of the SEC and other regulatory entities.

The Audit Committee should act as supervisor over Credicorp's financial information system, helping to ensure that:

•	Management implements an adequate internal control system; in particular, the financial reporting internal control systems;
•	Appropriate procedures to assess the Credicorp’s and its subsidiaries’ internal control system objectively and regulatory and
•	External auditors, through their own assessment, review the accounting and financial policies applied in the preparation of Credicorp and subsidiaries’ financial statements.

Furthermore, the Committee must facilitate communication among the external auditors, general managements of Credicorp and subsidiaries, the Internal Audit Division of BCP, in charge of the internal audit duties of Credicorp, hereinafter, the “Internal Audit Division”, and the Board of Directors of Credicorp.

There are currently three members on the Audit Committee: Ms. Patricia Lizarraga Guthertz (financial expert, independent, Chairwoman since June 9, 2020, and Member since April 26, 2017), Ms. Maria Teresa Aranzabal Harreguy (independent, member of the Audit Committee since June 9, 2020) and Ms. Nuria Aliño Pérez (independent, member of the Audit Committee since April 27, 2023). On June 9, 2020, Mr. Raimundo Morales Dasso was named advisor to this committee. Credicorp’s Audit Committee held thirteen meetings in 2024.

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

The current members of the Sustainability Committee include Ms. María Teresa Aranzábal (Chairwoman, independent), Mr. Antonio Abruña (independent), Ms. Patricia Lizárraga (independent director), Mr. Leslie Pierce (non-independent), and Mr. Pedro Rubio (non-independent). In 2024, Credicorp’s Sustainability Committee held six meetings.

The Sustainability Committee is responsible, among other functions, for (i) reviewing Credicorp's Sustainability and ESG strategy and initiatives and following up on its most relevant activities, including the Sustainability program; (ii) proposing to the Board of Directors and ensuring the execution of good practices, sustainability and corporate governance policies to be implemented throughout the Company; (iii) supervising the development of the strategic initiatives of the Corporate Compliance and Ethics Division, including assessing its performance as well as reviewing its Strategic Plan and objectives, annual work plan, periodic reports, and changes in policies; (iv) supervising the operation of the complaints system; (v) ensuring the adequate attention to conflicts of interest or ethics of Directors and senior executives, as well as transparency in relationships with related parties; and (vi) proposing to the Board of Directors the independence criteria of the Directors and the members of the Audit Committee and reviewing them periodically to ensure their validity over time.

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

The current members of the Compensation and Nominations Committee include Mr. Alexandre Gouvêa (Chairman, independent), Mr. Luis Enrique Romero Belismelis (non-independent), Mr. Jose Raimundo Morales (non-independent), Mr. Antonio Abruña (independent) and Ms. María Teresa Aranzábal (independent). The Compensation and Nominations Committee held two meetings in 2024.

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

The Compensation and Nominations Committee is responsible for (i) selecting and recommending to the Board of Directors the nominees to be Directors of Credicorp Ltd. for submission to the General Meeting of Shareholders of Credicorp, as well as the nominees to fill any vacancies in the Board of Directors; (ii) performing an evaluation of the candidates for the Board of Directors to determine if they meet Credicorp's independence criteria; (iii) proposing to the Board of Directors of Credicorp, for submission to the General Meeting of Shareholders, the attendance fees, remuneration levels and other compensation and benefit policies of the members of the Credicorp Board of Directors and its Committees; and (iv) establishing the general guidelines of the Compensation Policy that must be implemented in Credicorp. The Compensation and Nominations Committee operates in accordance with the terms of reference outlined in the Compensation and Nominations Regulations, which is an internal regulation of Credicorp, and defines the Committee’s composition, functions, meeting procedures, and minute recording, among other aspects.

(4)	Risk Committee

Credicorp’s Risk Committee’s consists of five Directors from Credicorp or its subsidiaries. At least one member must be independent, and one should be a woman.

The current members of the Risk Committee include Mr. Pedro Rubio (Chairman, non-independent), Mr. Luis Enrique Romero Belismelis (Chairman of the Board of Directors, non-independent), Mr. Alexandre Gouvêa (independent), Ms. Nuria Aliño (independent), and Mr. Jose Raimundo Morales (non-independent). The Risk Committee held one meeting on December 16, 2024.

The Risk Committee’s duties are: (i) acknowledging and informing Credicorp’s Board of Directors the level of compliance with the risk appetite and the level of exposure assumed by the Group; (ii) acknowledging the relevant improvements in the comprehensive risk management of the Group; and (iii) proposing to the Board the acceptable risk appetite and risk tolerance for Credicorp.

6. D	Employees

As of December 31, 2024, Credicorp had 38,676 employees (including 38,310 full-time and 366 part-time employees), as set forth in the following table:

As of December 31,
	2022	2023	2024
Universal Banking
BCP Stand-alone (1)	17,744	17,895	19,030
Inversiones Credicorp Bolivia (ICBSA) (2)	1,763	1,803	1,900
Microfinance
Mibanco	9,725	9,842	9,950
Mibanco Colombia (3)	2,665	2,296	2,228
Insurance and Pensions
Grupo Pacífico (4)	2,444	2,601	2,828
Prima AFP	572	569	555
Investment Management and Advisory
ASB Bank Corp.	152	145	155
Credicorp Capital Ltd. (5)	1,787	1,784	1,828
Others
Grupo Crédito S.A.(6)	116	139	202
Total Credicorp	36,968	37,074	38,676

(1)	BCP Stand-alone includes employees from BCP Miami and BCP Panama.
(2)	ICBSA includes BCP Bolivia, Credibolsa, Credifondo, Crediseguro Seguros Personales and Crediseguro Seguros Generales.
(3)	Mibanco Colombia is a result of the merger of Encumbra and Bancompartir. 2019 figures only include Encumbra employees.
(4)	Does not include the employees of the acquired private hospitals. Pacífico corporate health insurance employees are not included since 2015.
(5)	Includes Credicorp Capital Colombia, Credicorp Capital Chile, Credicorp Capital Securities, Credicorp Capital USA and Credicorp Capital Peru.
(6)	Started operations in April 2018. Previously called Credicorp Peru.

The following table shows employees by geographic location based on where the company operates:

As of December 31,
	2022	2023	2024
Perú	31,102	31,578	33,049
Colombia	3,652	3,279	3,297
Bolivia	1,763	1,803	1,900
Chile	218	188	182
Panamá	159	143	163
USA	74	83	84
México	0	0	1
Total Credicorp	36,968	37,074	38,676

In 2024, the number of Credicorp’s employees increased by 1,602, or 4.3%, mainly due to the increase in technology, risk and commercial teams at BCP Stand-alone, as well as in the sales force at Grupo Pacífico.

All bank employees in Peru have the option of belonging to an employee union. The last strike of employees of BCP Stand-alone occurred in 1991 and did not interfere with our operations. In July 2013, we were informed of the establishment of the BCP Stand-alone independent employee union, which represented 0.17% of BCP Stand-alone’s employees at that time. Today, the employee union represents 0.6% of the total employees of BCP Stand-alone. The relationship with this union has been cordial with agreements reached since April 2016 and we have recently signed the 2023–2024 collective bargaining agreement.

6. E	Share Ownership

Board of Directors

The following persons were beneficial owners of the listed numbers of common shares of Credicorp Ltd. (as the term “beneficial owner” is defined in Form 20-F) as of December 31, 2024.

Director	Share Ownership		Percentage
Luis Enrique Romero B.	11,596,742	(1)	12.29%
Raimundo Morales D.	-		-
Nuria Aliño P.	-		-
Patricia Lizarraga G.	-		-
Antonio Abruña P.	-		-
Maria Teresa Aranzábal H.	-		-
Alexandre Gouvea	-		-
Pedro Rubio F.	-		-
Leslie Pierce D.	-		-
(1)	Includes beneficially owned shares of the Romero family (Mr. Luis Enrique Romero B. and their family or companies owned or controlled by them).

Common shares held by our directors and our senior management do not have voting rights different from shares held by our other shareholders. As of December 31, 2024, there are no stock options granted by Credicorp to acquire any of Credicorp’s outstanding common shares.

Senior Management

Excluding Mr. Luis Romero Belismelis, our Executive Chairman, whose share ownership is set forth above, as of December 31, 2024, members of our senior management, as defined in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES” own 164,832 Credicorp shares, which represents 0.17% of our total outstanding shares. While each member of our senior management owns Credicorp shares, none (other than our Executive Chairman) owns more than 1% of our total outstanding shares.

Employees

As of December 31, 2024, Credicorp’s employees, excluding members of our senior management, own 460,743 Credicorp shares (granted by Credicorp as part of Credicorp’s long-term compensation program for its key employees and purchased by Credicorp’s employees), which represents 0.49% of our total outstanding shares.

6. F	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A	Major Shareholders

As of December 31, 2024, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has voting rights on the common shares it holds. Until 2003, ASHC held 10,158,204 common shares. In April 2004, common shares held by BCP and Grupo Pacífico were transferred to ASHC, totaling 14,620,846 common shares. The table below provides details about the percentage of Credicorp’s common shares owned by holders of 5% or more of our total common shares, as of February 14, 2025. There have been no significant changes in the percentage of ownership held by any major shareholders in the past three years.

Owner	Common Shares	Percent of Class (1)
Atlantic Security Holding Corporation	14,620,846	15.49%
Romero family (2)	11,596,742	12.29%
Dodge & Cox	5,337,180	6.72%
BlackRock, Inc.	4,608,997	5.81%
(1)	As a percentage of all issued and outstanding shares (including shares held by ASHC).
(2)	It includes common shares directly or indirectly owned by Luis Romero Belismelis and his family or companies owned or controlled by them. Mr. Romero B. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders. Each share has right to one vote, including the shares owned by Atlantic Security Holding Corporation.

Approximately 9.82% of Credicorp’s total issued and outstanding common shares are currently held in 3,504 individual accounts with Cavalli, a Peruvian security clearing company.

As of December 31, 2024, Credicorp had 79,435,680 floating common shares (excluding the 14,620,846 shares held by ASHC and 325,791 shares held by Credicorp’s subsidiaries that correspond to Credicorp’s long-term compensation program for its key employees). For more details regarding our treasury stock see Note 16 (b) to our consolidated financial statements. Approximately 89.64% of the 94,382,317 Credicorp’s issued common shares were held in the United States. There were approximately fifty registered holders of Credicorp’s common shares in the United States. Because many of these common shares were held by brokers or other nominees, and because of the impracticability of obtaining accurate residence information for all beneficial shareholders, the number of registered holders in the United States is not a representative figure of the beneficial holders or of the residence of beneficial holders. Credicorp is neither directly nor indirectly controlled by another corporation or by any foreign government.

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

Credicorp’s consolidated financial statements as of December 31, 2022, 2023 and 2024 include transactions with related parties, including (i) related companies such as associates or others, (ii) its Board of Directors, (iii) its senior management, (iv) close members of the families of its Directors or members of its senior management and (v) enterprises that are controlled by these individuals or entities through majority shareholding or their role as chairman or principal executive officer in those companies.

Transactions between the Credicorp companies and those related to Credicorp that exceed US$1 million must have the approval either of the Board of Directors involved or of the body to which this Board has delegated the responsibility. The Finance Areas of each company are responsible of identifying these operations and escalating them to the Board of Directors.

Transactions between Credicorp companies and between Credicorp companies and their employees (without being limited to banking, financial, securities brokerage, investment, other financial services, payments of tariffs and regulatory contributions) that are made in the normal course of its operations, at market prices and values, or in substantially the same terms, including yields, interest rates and collateral, as compared to those prevailing at the same time with third parties, and that do not imply a higher collectability risk and do not present any additional unfavorable terms for Credicorp company, are expressly exempted from this requirement. These transactions are considered pre-approved by Credicorp's Board of Directors and may be reported to the Sustainability Committee in order to ensure good practices and detect potential conflicts of interest. For the daily approval of these transactions, the current policies and regulations of each Credicorp company will be followed.

The following table shows Credicorp subsidiaries’ main transactions with related companies as of and for the years ended December 31, 2022, 2023 and 2024.

	Year ended December 31, (2)
	2022	2023	2024
Statement of financial position	(in thousands of soles)
Direct loans	1,804,837	2,063,739	2,472,179
Investments (1)	800,021	806,700	611,271
Deposits	(1,138,115)	(713,503)	(1,839,980)
Derivatives at fair value	336,867	516,292	280,624

Statement of income -
Interest income related to loans – income	38,896	31,892	55,485
Interest expense related to deposits – expense	(24,143)	(30,914)	(37,308)
Non-interest income	13,232	9,452	22,735

Contingent risks and commitments
Indirect loans	433,639	584,463	746,992
(1)
In 2024, the balance includes mainly S/155.7 million of corporate bonds of Alicorp S.A.A., S/93.9 million of corporate bonds issued by Cementos Pacasmayo S.A., and S/104.2 million of shares of Inversiones Centenario. In 2023, the balance mainly S/166.8 million of corporate bonds of Alicorp S.A.A., S/146.5 million of Alicorp S.A.A. shares, S/135.9 million shares of Inversiones Centenario and S/120.5 million corporate bonds issued by Corporación Primax. In 2022, the balance includes mainly S/158.1 million of corporate bonds, S/157.0 million of Alicorp S.A.A. shares; S/155.3 million of corporate bonds issued by Cementos Pacasmayo S.A. and S/126.8 million of Inversiones Centenario shares.

(2)	Excludes transactions with subsidiaries.

Credicorp subsidiaries entered into these transactions with related parties in the ordinary course of business and in accordance with normal market terms, including interest rate and collateral, which were available to other customers for comparable transactions at that time, and they did not involve more than the normal risk of collectability or present other unfavorable features. Outstanding loan balances at year-end were guaranteed by the related party. The Peruvian financial system law prohibits us from giving more favorable conditions to related parties. On December 31, 2024, direct loans have guarantees and collateral provided by the related party, mature between January 2025 and December 2030, and accrue an average annual interest in soles of 10.78 percent and an average annual interest rate in foreign currency of 9.56 percent (as of December 31, 2023, they mature between January 2024 and August 2030, and accrued an average annual interest in soles of 13.31 percent and an average annual interest rate in foreign currency of 10.69 percent). Also, as of December 31, 2024, the Group maintains S/58.1 million of allowances for loan losses to related parties (as of December 31, 2023 it maintains S/15.2 million). The amount of this provision is adjusted on a continuous basis and based on the financial position of each related party and the market in which it operates.

As of December 31, 2024, the related company that had the largest debt balance of direct loans with Credicorp was in the cement sector with a total balance of S/540.8 million. This balance included short-term financing. Interest rates of the operations ranged from 5.82% to 26.68% in soles. As of December 31, 2023, the related company that had the largest debt balance of direct loans with Credicorp was in the cement sector with a total balance of S/428.9 million. This balance included short-term financing. Interest rates of the operations ranged from 5.82% to 9.44% in soles. As of December 31, 2022, the related company that had the largest debt balance of direct loans with Credicorp was in the cement sector with a total balance of S/300.5 million. This balance included short-term financing. Interest rates of the operations ranged from 5.82% to 8.93% in soles.

As of December 31, 2022, 2023 and 2024, Credicorp’s Directors, officers and employees had been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law No. 26702, which regulates and limits certain transactions with employees, Directors and officers of a bank and insurance company. On December 31, 2022, 2023 and 2024, direct loans to employees, Directors, senior management, and their family members amounted to S/1.2 billion, S/1.4 billion and S/1.4 billion, respectively. These loans have been granted in the ordinary course of business and on market terms as allowed by regulations promulgated under Section 402 of the Sarbanes-Oxley Act. Therefore, no privileged conditions have been granted on any type of loans to Directors and executive officers. These loans are paid monthly and earn interest at rates that are similar to market rates for comparable loans.

In 2024, Credicorp and subsidiaries made payments totaling approximately US$32 million to the following related suppliers: Hermes Transportes Blindados SA, Grupo Romero and subsidiaries, Grupo Centenario and subsidiaries, Pluz Energía Peru SAA and Edenred Peru SA. This information is being disclosed in accordance with our Corporate Policy on Related Parties, which came into effect in December 2019.

Subsidiaries Transactions

The following table shows Credicorp’s main transactions with subsidiaries companies as of and for the years ended December 31, 2022, 2023 and 2024 which does not consider related party transactions.

	As of December 31,
	2022	2023	2024
Statement of financial position	(in thousands of soles)
Direct loans / receivables (1)	3,067,625	1,132,893	932,949
Investments	163,200	199,503	883,659
Funds / Deposits (2)	(1,359,011)	(1,824,745)	(2,455,731)
Derivatives at fair value receivable / payable (*)	17,190	8,841	3,628
Statement of income -
Interest income related to loans – income (**)	118,627	126,457	88,592
Interest expense related to deposits – expense (**)	(12,972)	(42,032)	(60,313)
Non-interest income (**)	79,743	119,813	112,198
Off-balance sheet
Indirect loans	440,577	450,799	1,209,529

(1)	The loans granted by these companies are recognized as receivable by the group companies that received the placement. These transactions are eliminated from the Statement of Financial Position.
(2)	Funds available from various group companies are received by these subsidiaries as deposits. These operations are eliminated in the Statement of Financial Position.
(*)
Accounts receivable for derivatives held by group companies will be accounts payable for the subsidiaries with which the derivative is agreed and vice versa. These transactions are eliminated from the Statement of Financial Position.

(**)	Income recognized by group companies will be an expense for the subsidiaries with which the transaction was agreed. These transactions are eliminated from the statement of income.

The main direct loans and receivables between subsidiaries of the group are:

Grant the Loan	Receive the Loan	At December 2024 (in thousands of Soles)
Sol-denominated:
BCP Stand-alone	Mi Banco - Banco de Microempresa	685,333
BCP Stand-alone	Cía. Incubadora de Soluciones Móviles S.A.C. (Culqui)	54,869
BCP Stand-alone	Solución Empresa Administradora Hipotecaria S.A.	26,200
BCP Stand-alone	Atlantic Security Holding Corporation	2,500
BCP Stand-alone	Pacífico Asiste S.A.C.	179
BCP Stand-alone	Credicorp Capital Servicios Financieros S.A.	101
Others		98,267
Total Sol-denominated		867,449
Foreign currency-denominated:
BCP Stand-alone	Credicorp Capital SAB	19,981
BCP Stand-alone	Solución Empresa Administradora Hipotecaria S.A.	13,725
ASB Bank Corp	Credicorp Capital Chile S.A.	13,029
BCP Stand-alone	Credicorp Capital SAFI	9,949
BCP Stand-alone	Atlantic Security Holding Corp	7,528
BCP Stand-alone	Credicorp Capital Ltd.	941
Others		347
Total foreign currency-denominated		65,500
Total		932,949

Main loans granted between group companies in soles amount to S/769.4 million with an average rate of 6.9% and with maturity between January 2025 and December 2025; in dollars amount to S/65.2 million with an average rate of 6.2% and with maturity between June 2025 and July 2025.

7. C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8. A	Consolidated Statements and Other Financial Information

Our annual consolidated financial statements, audited by two independent registered public accounting firms (one for year 2022 and another one for years 2023 and 2024) and accompanied by an audit report, are included beginning on page F-1 of this Annual Report.

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

The following is a description of the main litigation in which we or our subsidiaries are engaged in as of the date of this Annual Report.

Madoff Trustee Litigation and Fairfield Litigation

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against ASB (now ASB Bank Corp.) in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint sought recovery of approximately US$120.0 million in principal amount from ASB Bank Corp., which the Madoff Complaint alleged was equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry), together with fees, costs, interest and expenses. The Madoff Complaint sought the recovery of these redemptions from ASB Bank Corp. as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB Bank Corp.

In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint (the Fairfield Complaint) against ASB (now ASB Bank Corp.) in the Bankruptcy Court. The Fairfield Complaint sought to recover approximately US$115.2 million in principal amount from ASB Bank Corp., representing the amount of ASB’s Bank Corp. redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These were essentially the same funds that the Madoff Trustee sought to recover in the Madoff Trustee litigation as described above.

On January 30, 2024, (i) the Madoff Trustee and ASB Bank Corp. entered into a release and settlement agreement (the “Madoff Settlement”), and (ii) the Fairfield Liquidator and ASB Bank Corp. simultaneously entered into a release and settlement agreement (the “Fairfield Settlement”), which settlements, without admission of liability, have resolved all disputes related to the Madoff Complaint and the Fairfield Complaint, described in previous paragraphs.

Under the terms of these settlement agreements, after approval of the Madoff Settlement by the Bankruptcy Court, among other things, ASB Bank Corp. would pay the Madoff Trustee the amount of US$42,750,000.00 (the Settlement Amount) and the Madoff Trustee and the Fairfield Liquidator would dismiss the Madoff Complaint and the Fairfield Complaint, as applicable, with prejudice and without costs to either party. On March 18, 2024, the Bankruptcy Court approved the Madoff Settlement. On April 3, 2024, ASB Bank Corp. paid the Madoff Trustee the Settlement Amount. On April 5, 2024, the Madoff Trustee dismissed the Madoff Complaint with prejudice and without costs to either party and on April 8, 2024, the Fairfield Liquidator dismissed the Fairfield Complaint, with prejudice and without costs to either party. On September 6, 2024, the Second Circuit Court of Appeals confirmed the dismissal with prejudice of the previously pending appeal by the Fairfield Liquidator related to the Fairfield Complaint against ASB Bank Corp.

As a result, all litigation regarding the Madoff Complaint and the Fairfield Complaint has been fully and finally resolved and both the Madoff Complaint and Fairfield Complaint dismissed with prejudice.

(2)	Government Investigations

The former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former Chairman testified on November 18, 2019, and our vice chairman testified on December 9, 2019. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fuerza 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

The former Chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the political party “Peruanos Por el Kambio”. These contributions were made in accordance with Peruvian electoral law and Credicorp’s own political contributions guidelines, wich were adopted in 2015.

The Peruvian Superintendencia del Mercado de Valores (‘SMV’ for its Spanish acronym) initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance resolutions on these proceedings. Such resolutions imposed pecuniary sanctions (fines) on Credicorp and its three subsidiaries as a consequence of these sanctioning processes, Credicorp, BCP, Mibanco and Grupo Pacifico appealed the resolutions. As the appeals were not resolved within the term provided by law Credicorp and each of the three subsidiaries proceeded to file administrative lawsuits against the SMV's Resolution (due to negative administrative silence). However, Credicorp and its three subsidiaries proceeded to pay the fines imposed by the SMV, in compliance with the provisions of Peruvian law. In the Judiciary, first-instance resolutions have declared unfounded the claims against the SMV resolutions imposing fines on Credicorp, BCP, Mibanco and Grupo Pacífico. Credicorp and its three subsidiaries have appealed, so that the first-instance resolutions are reviewed in second instance. A substantive hearing date is pending to be set.

Credicorp is of the opinion that the contributions made and the sanctioning processes related to the SMV do not represent a significant risk of material liability for the Group. Furthermore, these processes may not have a negative effect on the Group's business or financial situation, given that the fines imposed by the SMV have already been paid.

On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the company that he was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (“Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial - Cuarto Despacho”, in Spanish). Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand - alone to the Olmos Project.

On June 21, 2024, Mr. Gianfranco Ferrari was notified of Resolution 6 issued by the Fifth National Preliminary Investigation Court of the National Superior Court of Specialized Criminal Justice in Peru (“Quinto Juzgado de Investigación Preparatoria Nacional de la Corte Superior Nacional de Justicia Penal Especializada”, in Spanish). Through such notice, Mr. Ferrari was informed of the dismissal of the case in regards of the investigation against Mr. Ferrari for the crime of collusion against public administration. Consequently, such Court ordered the final closure (that is, dismissal) of the judicial process  against Mr. Ferrari.

(3)	Regulatory Sanctions

In January 2024, the SMV imposed a fine on Credicorp Capital SAB in the amount of S/37,800 (approximately US$ 9,947) for having incurred three infractions: one very serious infraction for assigning operations without observing the provisions of the corresponding regulations, one serious infraction for executing operations without verifying the existence of the financial instruments necessary to settle the operations, and one minor infraction for not presenting the information which we are obligated to present in accordance with the technical specifications regarding the assignment of operations.

In February 2024, the SMV imposed a fine on Credicorp Capital Titulizadora in the amount of S/13,200 (approximately US$3,474) for having incurred one very serious infraction for violating the regulation related to the reserve duty.

In August 2024, the SBS confirmed in second instance the fine imposed on Prima AFP in the amount of S/437,750 (approximately US$115,197) for 4 serious and 1 minor infractions related to (i) not quantifying the potential losses produced by the early or forced sale of instruments from January to May 2020, (ii) not constituting guarantee letters supporting the minimum profitability of the funds for some days during 2020 and 2021, (iii) a reserve requirement deficit for a period of more than 3 consecutive days for a short period of time during 2020, (iv) not having an eligibility list of investment instruments updated as of April 2020, for not having incorporated three alternatives funds, and (v) for sending incomplete risk management reports on derivative operations (they did not include monitoring of liquidity risk and impact on the Managed Portfolios) from April 2019 to May 2020.In October 2024, the SBS imposed a fine on Prima AFP in the amount of S/154,500 (approximately US$40,658) for a very serious infringement related to investments made by Prima AFP during some days in September and November 2021 and June 2022, that would present conflicts of interest, having sold, through Credicorp Capital SAB, bonds of Funds 1 and 2 and then repurchased them by Fund 0, without negotiating the best price on the market.

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

Furthermore, the Board of Directors of the Company, in its session held on December 23, 2021, resolved that, subject to the provisions of Credicorp’s Dividend Policy, the Board of Directors expects that Credicorp will declare dividends, if any, each year in April or thereafter, once the Company’s subsidiaries have agreed on the declaration and payment dates of any dividends in their respective shareholder and board meetings. This decision aligns with Credicorp’s Dividend Policy.

The following table shows the cash and stock dividends that we paid based on the results of our operations in the periods indicated:

Year ended December 31,	Number of Shares Entitled to Dividends	Cash Dividends Per Share		Stock Dividends Per Share
					2001	94,382,317	US$	0.10	0
2002	94,382,317	US$	0.40	0
2003	94,382,317	US$	0.30	0
2004	94,382,317	US$	0.40	0
2005	94,382,317	US$	0.80	0
2006	94,382,317	US$	1.10	0
2007	94,382,317	US$	1.30	0
2008	94,382,317	US$	1.50	0
2009	94,382,317	US$	1.70	0
2010	94,382,317	US$	1.95	0
2011	94,382,317	US$	2.3	0
2012	94,382,317	US$	2.60	0
2013	94,382,317	US$	1.90	0
2014	94,382,317	US$	2.1873	0
2015	94,382,317	US$	2.3160	0
2016	94,382,317	S/	12.2865	0
2016	94,382,317	S/	15.7000	0
2017	94,382,317	S/	14.1726	0
2018	94,382,317	S/	20.0000	0
2018	94,382,317	S/	8.0000	0
2019(1)	94,382,317	S/	30.0000	0
2020(2)	94,382,317	S/	5.0000	0
2021(3)	94,382,317	S/	15.0000	0
2022(4)	94,382,317	S/	25.0000	0
2023(5)	94,382,317	S/	35.0000	0
2023(6)	94,382,317	S/	11.0000	0
2024(7)	94,382,317	S/	40.0000	0
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

(5)
In a meeting held on April 25, 2024, the Board of Directors of Credicorp Ltd. declared a cash dividend of S/35.0000 per share. The cash dividend was paid in US dollars using the weighted exchange rate recorded by the SBS for transactions at the close of business on June 12, 2024. The dividend amount in US dollars was rounded to four decimal places. The aforementioned cash dividend was paid on June 14, 2024, to those shareholders who were registered as shareholders of Credicorp at the close of operations on May 20, 2024.

(6)
In a meeting held on August 29, 2024, the Board of Directors of Credicorp Ltd. declared a cash dividend of S/11.0000 per share. The cash dividend was paid in US dollars using the weighted exchange rate recorded by the SBS for transactions at the close of business on October 16, 2024. The dividend amount in US dollars was rounded to four decimal places. The aforementioned cash dividend was paid on October 18, 2024, to those shareholders who were registered as shareholders of Credicorp at the close of operations on September 23, 2024.

(7)
In a meeting held on April 24, 2025, the Board of Directors of Credicorp Ltd. declared a cash dividend of S/40.0000 per share. The cash dividend will be paid out on June 13, 2025, without withholding tax at source, to shareholders of record on May 19, 2025. The dividend will be paid in US Dollars using the weighted exchange rate published by the SBS for transactions at the close of business on June 11, 2025.

8. B	Significant changes

There have not been any significant changes since the date of our consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

9. A	Offer and Listing Details

Our common shares have been traded on the NYSE since October 25, 1995. Our common shares also trade on the BVL. They are quoted in US Dollars and trade under the symbol BAP on both exchanges.

As of December 31, 2024, Credicorp issued 94,382,317 registered common shares with a nominal par value of US$5.00 per share. Under Credicorp’s Bye-laws, any holder of such shares is entitled to one vote per share, such dividends as the Board of Directors may from time to time declare and the surplus assets of Credicorp in the event of a winding-up or dissolution. Credicorp’s shareholders do not have preemptive purchase rights under the Company’s Bye laws.

9. B	Plan of Distribution

Not applicable.

9. C	Markets

The BVL is the principal non-U.S. trading market for our common shares. See “Item 9. THE OFFER AND LISTING – 9.A Offer and Listing Details” for information regarding the trading of our common shares on the NYSE.

(1)	Trading

As of December 2024, there were 237 companies listed on the BVL, which is Peru’s only securities exchange and was established in 1970. Trading on the BVL is primarily done on an electronic trading system, though trading may also occur in an open outcry auction floor session. Trading hours occur from Monday through Friday as follows:

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

The total amount traded on the BVL was US$6.3 billion in 2024, above the level of the last five years (US$2.2 billion in 2023, US$3.7 billion in 2022, US$5.7 billion in 2021, US$5.8 billion in 2020 and US$5.5 billion in 2019). The 2024 figure is half the record level obtained in 2007, in which trading volume reached US$12.4 billion. The Peruvian stock market capitalization amounted to US$184.7 billion, compared to US$177.7 billion in 2023, US$141.7 billion in 2022, US$148.5 billion in 2021, US$165.5 billion in 2020 and US$162.0 billion in 2019.

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

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	Share Capital

Not applicable.

10.B	Memorandum of Association and Bye-laws

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

The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled share capital, or any part thereof. The Board of Directors may also issue debentures, debenture stock and other securities whether outright or as security for any debt, liability, or obligation of the Company or any third party.

(3)	Common Shares

Credicorp’s Memorandum of Association and Bye-laws provide for its share capital to be a single class of common shares, with a par value of $5.00 per share, subject to any resolution of the shareholders to the contrary. To date, Credicorp has issued 94,382,317 common shares with a par value of US$5.00 per share, each fully paid.

Under Credicorp’s Bye-laws, any holder of Credicorp’s common shares is entitled to one vote per share, such dividends as the Board of Directors may from time to time declare, and the surplus assets of Credicorp in the event of winding-up or dissolution whether voluntary or involuntary or for the purpose of a reorganization or otherwise, or upon any distribution of share capital. Unclaimed dividends do not earn interest. Dividends unclaimed for three years after they are declared revert back to the Company, and shareholders do not have any rights to such dividends. For more information regarding Credicorp’s dividend policy and applicable Bermuda law, refer to “ITEM 8. FINANCIAL INFORMATION – 8. A Consolidated Statements and Other Financial Information – (3) Dividend Policy”.

Credicorp can, from time to time, purchase its own shares in accordance with Section 42A of the Companies Act 1981 of Bermuda. Section 42A of the Companies Act 1981 of Bermuda provides that a company cannot purchase its shares if there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due. Shares purchased under Section 42A are treated as cancelled, and the amount of the company’s issued capital, but not its authorized share capital, is diminished by the nominal value of the cancelled shares. Credicorp’s shareholders do not have preemptive purchase rights under the Company’s Bye-laws.

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

Credicorp’s annual general meeting is held each year to consider and adopt resolutions, to receive the report of the auditors and the consolidated financial statements for the last fiscal year, to elect Directors, to consider fees payable to Directors, to appoint auditors and to consider other matters properly brought before the meeting. At least fourteen days’ notice of an annual general meeting shall be given to each shareholder. Notice of an annual general meeting will state the date, place and time at which the meeting is to be held, that the election of Directors will take place at the meeting and, as far as practicable, the other business to be conducted at the meeting. At least ten days’ notice of a special general meeting shall be given to each shareholder. Notice of a special general meeting will state the date, time, place and the general nature of the business to be considered at the meeting. Subject to the provisions of the Bermuda Companies Act 1981 and Credicorp’s Bye-laws, any question proposed for the consideration of the shareholders at any general meeting will be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of Credicorp’s Bye-laws. In the case of a tie, the resolution fails.

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

Although substantially all of the clients of BCP Stand-alone, ASB, and Grupo Pacífico are located in Peru, as of December 31, 2024, approximately 32.2% of BCP Stand-alone’s loan portfolio, 91.7% of ASB Bank Corp’s loan portfolio, and 43.6% of Grupo Pacífico’s insurance contract liability were denominated in US Dollars.

Since March 1991, there have been no exchange rate controls in Peru, and all foreign exchange transactions are based on market exchange rates. The Peruvian constitution establishes equal treatment between national and foreign investment in Article 63, and Legislative Decree No. 662 allows foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by the Company. These investors are allowed to purchase foreign exchange at market exchange rates through any member of the Peruvian banking system. The existence of the parallel exchange rate in Bolivia does not generate operational restrictions in BCP Bolivia. Bolivian financial institutions carry out their foreign exchange transactions in legal and regulated markets in compliance with the foreign exchange regulations issued by the Central Bank of Bolivia (Banco Central de Bolivia or BCB by its Spanish initials) and supervised by the Financial System Supervisory Authority (ASFI).

One circumstance that could lead to depreciation is a decline in Peruvian foreign reserves to inadequate levels. Although the current level of Peru’s foreign reserves (US$79.0 billion or 27% of GDP as of December 31, 2024) compares favorably with those of other Latin American countries, there can be no assurance that Peru will be able to maintain adequate foreign reserves levels to meet its foreign currency-denominated obligations. See “Item 3. Key Information – 3.D Risk Factors – Macroeconomic Risks”.

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

10.E	Taxation

The disclosures in the following sections describe certain material implications to shareholders under the tax laws of Bermuda, Peru, Chile, Colombia, and the United States, but are not intended to provide legal advice to investors. Investors should consult with their own tax advisers in these and other jurisdictions. For details on income tax review by the tax authorities in the jurisdictions in which we operate, please refer to Note 17 (a) and (d) to the consolidated financial statements.

Credicorp’s dividends are paid without withholding tax at the source.

10.1 Bermuda regulation

On 27 December 2023, the Government of Bermuda enacted the CIT Act, which introduced a corporate income tax applicable to Bermuda constituent entities that are part of an MNE group with consolidated annual revenue of at least €750,000,000 in at least two out of the four previous fiscal years. If a Bermuda constituent entity of an MNE group is subject to tax under the CIT Act, such tax is charged at a rate of 15 per cent effective for fiscal years beginning on or after 1 January 2025 as determined in accordance with and subject to the adjustments set out in the CIT Act.

Notwithstanding the above, there will not be Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, or inheritance tax that must be paid or that the shareholders must pay with respect to their shares for fiscal year 20245. A Bermuda exempted company is liable to pay an annual government fee based on the authorized share capital and the premium on the issued common shares, which amounted to approximately US$19,605 (2024 Bermuda annual government fee for an exempted company where assessable capital is $100,000,001 - $500,000,000).

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

5 Currently, an analysis is being conducted to determine the potential impact of the new Corporate Income Tax to the Company. Based on the preliminary evaluation of the recently enacted legislation, it is expected that the new tax in Bermuda will not have a material impact on the Company’s consolidated financial statements, subject to further analysis.

The Legislative Decree No. 1424 (published on September 13, 2018) established an additional rule according to which if the "total amount" of the domiciled entity’s shares indirectly transferred is equal to or exceeds 40,000 Peruvian Tax Units (approximately US$57 million as of 2025), an indirect transfer of Peruvian shares would always be deemed to be triggered, regardless of whether either of conditions (1) or (2) above is met. This new rule based on the sales price is in force as of January 1, 2019, jointly with the general rule referred above.

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

According to Supreme Decree No. 275-2013-EF, enacted on November 7, 2013, a domiciled entity is considered to be economically related to a non-domiciled seller, if, in any given time within the 12-month period prior to the transfer, at least one of the following conditions is met:

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

10.3 Chilean Regulation

The Chilean Statutory Corporate Income Tax rate applicable to resident legal entities is 27% under the semi-integrated regime which is mandatory to big companies or investment companies and, in general, companies that belong to big corporate groups. Dividends distributed by Chilean companies and received by foreign individuals or any type of entity not resident or domiciled in Chile are subject to a 35% dividend withholding tax. This tax applies at the moment of the effective remittance of the dividend and the corporate income tax can be used as a credit. In the case of non-treaty country resident shareholders, the corporate tax credit is limited to 65% of the corporate income tax associated with such dividend (the 65% limit works as an obligation for the shareholder to “reimburse” 35% of the credit). Therefore, in this case, the total tax burden for foreign taxpayers will be 44.45%. Nonetheless, the “65% limit” does not apply to those investors domiciled or resident in a country with which Chile has a Double Taxation Treaty in force, which may use 100% of the corporate tax paid by the Chilean company as credit against the dividend withholding tax (effective rate of 35%).

10.4 Colombian Regulation

The Colombian general corporate income tax rate of 35% remains unchanged (for 2022 and the following years). In addition, a temporary surtax will be applied to financial institutions whose taxable income equals or exceeds approximately US$1.3 million. Credicorp Capital Colombia, Credicorp Capital Fiduciaria, and Mibanco Colombia, are now subject to the surtax rate of 5 percentage points, applicable from 2022 until 2027. Therefore, the combined income tax rate for financial institutions in Colombia is 40% for 2023 onwards. In addition, since 2023 Colombia has implemented its own version of a minimum domestic tax. Under such minimum domestic tax, the current tax reported in the income tax return (with some adjustments) cannot be less than 15% of the accounting profit (with some adjustments). Deferred tax is not considered for these purposes.

Without prejudice of the provisions established in tax treaties, distribution of dividends to non-residents will now be subject to a 20% dividend tax (previously 10%). If the corresponding profits were not taxed at the level of the distributing company, the corporate income tax rate would be applied over the dividends (35% general rate; however, for financial institutions, this rate could be 40% from 2023 to 2027), and after that, the 20% dividend tax is applied. Foreign portfolio investments are also subject to the 20% withholding tax. However, in the case of previously untaxed corporate profits, instead of applying the general income tax rate, the recapture tax would be a withholding tax of 25%. Corporate profits earned up to December 31, 2016, are not subject to the 20% withholding tax on dividends, even though the distribution occurs from and after January 1, 2017.

In the case of dividends distributed to Colombian companies, besides the recapture tax, if applicable, they are subject to the 10% withholding tax rate (previously at 7.5%). In any case, the tax paid by the Colombian company over the dividends can be transferred to its foreign investors, to be used against the 20% dividend tax in the distribution to such foreign investor. Therefore, they are entitled to use it as a tax credit against their own taxes when they receive dividends. The 10% withholding tax may not apply in serval circumstances, including when the dividend distribution is made within a registered group of companies or when there is a registered control situation. Finally, under recent court decisions, the dividend distributions within Colombian companies may be subject to the industry and commerce tax (ICA) at a rate of approximately 1%. There is a discussion on whether the ICA may also be applicable to distributions to non-resident shareholders, which should be evaluated in each case.

10.5 Material U.S. Federal Income Tax Consequences

This section describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares held by U.S. Shareholders (as defined below) that hold our common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), applicable regulations of the U.S. Department of the Treasury promulgated thereunder (the Treasury Regulations), Internal Revenue Service (IRS) rulings and decisions, and judicial decisions thereon and existing interpretations thereof, all as in effect on the date of this Annual Report. These authorities may be subject to different interpretations or changes, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those summarized below.

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

Prospective investors of our common shares should consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. and other tax consequences of owning and disposing of the common shares in their particular circumstances.

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

Medicare Tax on Net Investment Income

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% net investment income tax (NIIT or the Medicare tax) on the lesser of (i) such holder’s "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances and tax filing status). A U.S. Shareholder’s net investment income generally includes its dividend income and its net capital gains from the disposition of our common shares unless such dividends or net capital gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Shareholder that is an individual, estate or trust is urged to consult with his, her or its own tax advisor regarding the applicability of the Medicare tax in respect of its investment in our common shares.

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

Backup Withholding and Information Reporting

Dividends paid, if any, on our common shares to a U.S. Shareholder may be subject to information reporting and may also be subject to U.S. backup withholding tax (currently at a rate of 24%), unless a U.S. Shareholder either furnishes its taxpayer identification number or otherwise establishes an exemption. In addition, information reporting generally will apply to payments of proceeds from the sale, exchange, redemption or other disposition of our common shares by a paying agent, including a broker, within the United States to a U.S. Shareholder. A paying agent within the United States will be required to impose backup withholding on any payments of the proceeds from the sale, exchange, redemption or other disposition of the common shares within the United States to a U.S. Shareholder, provided such U.S. Shareholder fails to furnish his, her or its correct taxpayer identification number or otherwise fails to establish an exemption or comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. Shareholder’s U.S. federal income tax liability, if any), provided certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

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

In addition, the SEC maintains a website at which the documents concerning the Group that have been filed or furnished electronically may be inspected. These documents can be obtained in electronic form at http://www.sec.gov, as well as from certain commercial document retrieval services. Neither information contained on the SEC’s website nor information gathered from commercial document retrieval services forms part of this Form 20-F. Any other Credicorp policies mentioned in this Form 20-F can be accessed on our Investor Relations website at https://credicorp.gcs-web.com/.

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

The Corporate Credit Risk Committees (retail and wholesale) are responsible for proposing credit risk management guidelines within the framework of governance and organization for the comprehensive management of credit risks. Furthermore, the committees propose the approval of any changes to the credit risk management functions and report important findings to the Risk Committee.

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

The Central Risk Management units are the following:

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

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and promoting retail credit risk specific guidelines that are consistent with the overall guidelines and risk policies set by the Board of Directors. Additionally, this Division assists in defining the products and campaigns aligned with these policies, as well as in the design, optimization and integration of credit assessment tools and income estimation for credit management.

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

The Non-Financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board. This strategy seeks to strengthen the management process, generate synergies, optimize resources, and achieve better results among the units responsible for managing non-financial risks. Additionally, in order to achieve the objectives defined in the non-financial risk strategy, the Division is responsible for promoting responsible risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

The Non-Financial Risks Division is composed of the following areas: Operational Risk Management, Cybersecurity; and Corporate Security and Cyber Crime Management.

e.	Risk Transformation Office

The Risk Transformation office aims to transform our Risk Management into a competitive advantage, enhancing our capabilities in: i) origination, ii) portfolio monitoring, iii) life cycle of credit models, and iv) talent.

f.	Center of Excellence of Pricing

The Group's Pricing Expertise Center’s main objective is the efficient scaling of the Pricing practice in the Group's business lines, identifying opportunities and deploying initiatives that allow the development of the Pricing practice. During 2024, the monitoring tools of the pricing management strategy were strengthened to assign an appropriate price based on the risk profile of our clients.

g.	Corporate Risk Management Division

The Corporate Risk Management Division’s scope covers the risk management of Credicorp’s subsidiaries (not including BCP Stand-alone) and is responsible for managing day-to-day risk under the risk appetite framework approved by our senior management; ensuring that corporate policies and guidelines are applied uniformly between the subsidiaries. This Division also proposes strategic initiatives for better risk management as well as criteria and methodologies to facilitate the process of risk management.

11.3 Risk Appetite

To manage the risks to which it is exposed, Credicorp uses different guidelines. This allows Credicorp to maintain adequate risk levels to generate value for the organization and investors.

Risk Appetite

The Board of Directors annually approves the risk appetite framework defining the maximum level of risk that the organization is willing to tolerate, as it seeks to attain its strategic and financial objectives. In order to ensure consistency with the Group’s corporate risk vision, the Board of Directors, through the corporate Risk Committee, reviews and approves the risk appetite of each subsidiary while considering its business model. This risk appetite framework is based on "core" and "specific" metrics:

•	Core metrics: are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.
•
Specific metrics: are intended to monitor on a qualitative and quantitative basis the various risks to which every company of the Group is exposed and establish a tolerance threshold of each of those risks, so that the risk profile set by the Board of Directors is preserved and any risk concentration is anticipated on a more granular basis. These metrics are related to credit risk, market risk and cybersecurity risk.

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

2.
In wholesale banking, clients are in default if (i) they pass to Wholesale Collections; (ii) they have an internal classification of deficient with recurrence, deficient with more than 60 days past due, doubtful or loss; (iii) they have operations in refinanced, pre-judicial, judicial or write off; (iv) they have significant qualitative signs of impairment. For clients in default with significant exposure, the Risk Management Division makes a specific analysis for each one of them to determine the expected credit loss, considering the knowledge of the specific situation of the client, the collaterals and guarantees, and the available financial information.

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
•
Absolute and relative risk thresholds have been assigned by portfolio and risk level, which depend on the credit risk of the instrument on the origination date. For example, less risky PD assets have a broad threshold to move in without migrating to stage 2, in comparison to risky PD assets for which a small increase in PD can force them to migrate to stage 2.

•	Follow-up systems, alerts and monitoring of portfolios are integrated in the staging process, as established by the current risk policy in the Wholesale and Retail Banking segments.
•	Alignment criteria are applied to clients that have more than 20% of their position in stage 2. All the rest of their assets in stage 1 get automatically classified as stage 2.

(3)
Stage 3: For financial assets classified as defaults, with objective evidence of impairment on the reporting date, the provision reflects the expected credit losses during the residual life of the assets. Alignment criteria are also applied at this stage.

The fundamental difference in the measurement of expected credit losses between stage 1 and stage 2 is the PD horizon. The estimates for stage 1 use a 12-month time horizon, while the estimates for stage 2 calculate the expected credit loss based on the remaining life of the asset and consider the effect of the significant increase in credit risk. Finally, estimates for stage 3 are based on a “best estimate” approach, according to the collection process of each asset, and are made for the remaining life of the asset.

For portfolios that are not material, the Group extrapolates the expected credit loss ratio of portfolios with comparable characteristics.

In 2024, the main methodological calibrations made to the group’s internal credit risk models were as follows:

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

The Group’s expected credit losses are a weighted estimate of three macroeconomic scenarios (base, optimistic and pessimistic), which are based on macroeconomic projections provided by the internal team of economic researchers and approved by senior management. These projections are made for the main countries in which Credicorp operates. In each scenario, the Group considers a wide variety of prospective information as economic inputs, including the growth of the GDP, the inflation rate and the exchange rate.

The macroeconomic scenarios consider the fact that Peru is a small and open economy, with about 60.0% of GDP growth volatility explained by external factors. These external factors include Peru’s terms of trade, growth of Peru’s main trade partners, and external interest rates. Information on each of these factors is collected to model each scenario for the next three years.

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

Through this process, projections of GDP growth, inflation, exchange rate and other macroeconomic variables were obtained for the years 2025 and 2026. As of December 31, 2024, we expected GDP to grow around 3.0 percent in 2025, which is explained, among other reasons, by:

•	Terms of trade near historic highs.
•	Controlled inflation and recovery of employment and real wages.
•	Delayed effects of a less restrictive monetary policy stance.
•	Business expectations that have remained optimistic throughout the year.
•	Favorable profit distributions in 2025 that will boost consumption.
•	Non-performing loans in the retail-consumer segment that have begun to gradually fall.

Extending the recovery phase will require (i) coupling with medium- and long-term private investment decisions, (ii) a limited effect of the pre-election environment given the Peruvian general elections in April 2026, and (iii) a limited impact of renewed trade and geopolitical tensions on the economy.

For 2025, probabilities of 50 percent, 25 percent and 25 percent were considered for the baseline, optimistic and pessimistic scenarios, respectively.

The probabilities assigned to each scenario and projection year are validated by fan chart analysis, which uses the likelihood function to identify and analyze:

•	The central tendency of the projections.
•	The dispersion that is expected around this value.
•	The values that are higher or lower than the central value that are more or less probable.

The following table provides a comparison of the reported expected credit loss for Credicorp’s loan portfolio and the expected credit loss under the three scenarios:

At December 31,2024	Optimistic Scenario	Base Case Scenario	Pessimistic Scenario	Reported ECL under IFRS 9
(in thousands of Soles)
Total Loans	8,283,450	8,369,849	8,492,433	8,378,895

For further information about the IFRS 9 measurement of the expected credit loss, see Note 3(i) to the consolidated financial statements.

For historical data regarding our loan loss reserves, see “ITEM 4. INFORMATION ON THE COMPANY – 4.B Business Overview – (7) Selected Statistical Information – 7.3 Loan Portfolio – 7.3.12 Allocation of Loan Loss Reserves”.

ESG Risk Management

Credicorp manages ESG topics by focusing on the incorporation of factors to mitigate risks, preserve value and generate value from its loan books and investment portfolios. Credicorp does this by implementing their ESG Risk Management Framework allowing them to:

•	Incorporate ESG risk management into their financing and investment decisions
•	Encourage financing and investment with a sustainable component and
•	Accompany their clients in the transition towards sustainability

Below are the 2024 achievements related to the scope of the ESG Risk Team from the different fronts:

Appetite

•
The corporate exclusion list for Credicorp was updated in the Responsible and Sustainable Investment Policy and the ESG Credit Policy of BCP, to evaluate clients and issuers under exclusion criteria that include the production and commercialization of thermal coal.

•	Corporate suppliers were included in the screening of conduct-based and related exclusions (child labor, forced labor, human trafficking, corruption, bribery and fraud)

•	For BCP Perú, Prima, Grupo Pacífico and Credicorp Capital, ESG appetite OKRs were implemented for risk leaders at those subsidiaries.

Organization, Governance and Culture

•	The ESG exclusions governance, as of date, validated that all the impacted portfolios complied with the Corporate Exclusion Policy included in the Responsible or Sustainable Investment Policies.
•	Impacted policies related to Excluded activities in the subsidiaries were updated.
~~•~~	Teams at BCP Peru, Mibanco Peru, Grupo Pacífico, Prima and Credicorp Capital were trained by an expert consultant firm on an introductory training of stress testing and scenario analysis.

Identification, Evaluation and Treatment

In the subsidiaries the analysis framework was strengthened by updated questionnaires, risk identification maps and ESG training. These were done to assess the social, government and environmental risks, which include physical and transition risks.

•
For BCP and BCP Bolivia Wholesale Banking, the goal set for the ESG risk assessment was fulfilled, through sectoral questionnaires, in the 10 prioritized sectors with the greatest materiality (and climate impact) and the most relevant ESG risks for each sector were identified. The sectors identified were Hydrocarbons, Energy, Fishing, Mining, Agriculture, Construction Materials, Transportation, Textiles, Construction, and Real Estate. They represent approximately 35% of the total exposure of the wholesale portfolio. Additionally, training sessions were carried out that included information on environmental, social and governance criteria for credit risk management, and their importance in the current context. The training included a series of modules focused on topics such as SDGs, ESG opportunities, risk identification with heat maps and evaluation of companies according to BCP guidelines.

•	For BCP Business Banking, the teams received training on basic sustainability topics.
•
For asset managers Prima AFP, Grupo Pacífico and Credicorp Capital, risk identification maps were developed and ESG integration questionnaires for local issuers were improved. As well, the objectives of ESG integration strategies were achieved.

Reporting

•	Credicorp's second corporate TCFD report was published, which includes an ESG Risk Management section.

Environmental Taxonomy

•	The Environmental and Social Taxonomy for BCP was updated.

b) Non-Financial Risk

The Non-Financial Risks Division manages the following types of risks:

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

In the event of the materialization of operational risks, the Group maintains a diverse portfolio with non-financial risk transfer options, mainly through its contracted insurance policies. These policies cover losses arising from fraud, civil and professional liability, cyber risks, and damage to physical assets, among other things. The coverage needs of key areas and new emerging risks are constantly being analyzed, leading to modifications to the existing policies and the incorporation of new insurances, considering the Group’s risk appetite and the expected and unexpected levels of our losses. This practice allows us to optimize the Group's insured risk profile.

Cybersecurity

See “ITEM 16K. CYBERSECURITY”.

Corporate Security and Cyber Crime

As part of our ongoing efforts to strengthen the management of Non-Financial Risks, the Corporate Security Area has established a Chapter of Experts in Disaster Risk Management, as well as video surveillance and video intelligence systems since 2024, making it the first financial institution in the region to implement this cutting-edge technology that contributes to Business Continuity.

In the field of forensic investigations, we have implemented specialized technologies for the acquisition, custody, and judicialization of digital evidence. As part of the Forensic Computing Laboratory, we provide central support for responding to fraud incidents. This has involved incorporating new knowledge and certifications in forensic computing technologies and techniques into the team.

In the area of physical security, developing internal operational intelligence capabilities in response to the national situation that may impact our services enables us to have timely alert mechanisms for managing the Operational Continuity strategy and safeguarding overall security.

Finally, at the industry level, we have enhanced the security of the financial system through the proactive reporting of incidents centralized in the Association of Banks of Peru (ASBANC). This collaborative approach is further strengthened by the exchange of knowledge and best practices in the Security Experts Committee of the Latin American Federation of Banks (FELABAN), which has fortified our position in the regional sphere.

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

VaR limits and assumptions are based on the risk appetite and trading strategy of each subsidiary. The assessment of past movements is based on historical one-year data and 115 market risk factors, which are comprised as follows: 30 market curves, 43 stock prices, 40 mutual funds values and 2 volatility series. The Group applies these historical changes into rates to its current positions (a method known as historical simulation). Management believes that the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

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

During 2024, Credicorp’s VaR decreased due to lower interest rate risk and price risk. The VaR remains contained within the limits of the risk appetite established by the Group's Risk Management and its subsidiaries.

As of December 31, 2022, 2023 and 2024, our VaR by risk type were as follows:

	2022	2023	2024
	in thousands of Soles
Interest rate risk	74,343	29,399	29,138
Price risk	5,219	5,291	933
Volatility risk	2,032	20	462
Diversification effect	(7,347)	(5,850)	(1,685)
Consolidated VaR by risk type (1)	74,247	28,860	28,848

(1)	Amplified to the holding period, adjusted by a 10-days period of liquidation.

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

For the years ending on December 31, 2022, 2023 and 2024, the BCP Stand-alone’s VaR statistics were as follows:

	2022	2023	2024
	in thousands of Soles
Average daily	22,096	23,157	35,938
Highest	37,025	32,435	53,397
Lowest	11,506	16,463	24,267

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

VaR Backtesting – VaR (1-Day, 99% in millions of Soles) – 2024:

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

During 2024, BCP Stand-alone did not record any backtesting exceptions. According to the selected test, we believe that the VaR model is statistically correct.

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

The results of our stress test as of December 31, 2022, 2023, 2024, by risk type, were as follows:

	2022	2023	2024
	in thousands of Soles
Interest rate risk	86,079	86,438	215,448
Price risk	15,550	6,558	7,494
Volatility risk (1)	6,005	38	3,216
Diversification effect	(5,134)	(6,569)	(10,608)
Consolidated VaR by risk type	102,500	86,465	215,550
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

The tables below provide information about our financial instruments that are sensitive to interest rates, including deposits, bonds and other obligations, and summarize our exposure to interest rate risks as of December 31, 2022, 2023 and 2024. It includes the Group’s financial instruments at carrying amounts, categorized into columns based on the earlier of their contractual repricing date and maturity/call date. The products are distributed according to their contractual behavior or distribution assumptions (for those without contractual maturity). In addition, some credit products prepayment assumptions are considered.

	As of December 31, 2022
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	Months	years	years	bearing
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	15,413,219	1,339,844	2,635,747	8,875,620	184,437	6,836,829	35,285,696
Investments	6,177,458	2,548,155	3,088,999	10,793,965	18,286,282	337,031	41,231,890
Loans, net	18,513,077	20,548,048	38,917,974	46,932,699	15,367,868	474,306	140,753,972
Financial assets designated at fair value through profit and loss	-	-	-	-	-	768,801	768,801
Reinsurance and insurance contract assets	62,001	124,001	558,006	-	-	-	744,008
Other assets	66,225	-	-	-	-	2,531,629	2,597,854
Total assets	40,231,980	24,560,048	45,200,726	66,602,284	33,838,587	10,948,596	221,382,221
Liabilities
Deposits and obligations	36,293,889	13,244,363	24,789,328	61,459,266	8,201,016	3,032,925	147,020,787
Payables from repurchase agreements, security lending, due to banks and correspondents	2,919,374	2,193,017	5,582,701	7,368,172	3,160,922	679,950	21,904,136
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	191,010	191,010
Insurance and reinsurance contract liability	198,602	279,488	515,873	1,526,519	7,329,609	1,303,917	11,154,008
Bonds and notes issued	48,301	73,546	3,186,038	13,330,687	357,352	11,270	17,007,194
Other liabilities	540,778	72,584	2,854	-	-	4,072,451	4,688,667
Equity	-	-	-	-	-	29,595,213	29,595,213
Total liabilities and equity	40,000,944	15,862,998	34,076,794	83,684,644	19,048,899	38,886,736	231,561,015
Off-Balance sheet items
Derivatives assets	171,485	830,415	450,835	931,208	-	-	2,383,943
Derivatives liabilities	149,938	46,232	165,610	1,844,839	95,350	-	2,301,969
Total Off-Balance Sheet items	21,547	784,183	285,225	(913,631)	(95,350)	-	81,974
Marginal gap	252,583	9,481,233	11,409,157	(17,995,991)	14,694,338	(27,938,140)	(10,096,820)
Accumulated gap	252,583	9,733,816	21,142,973	3,146,982	17,841,320	(10,096,820)	-
(1)	Other assets and other liabilities only include financial instrument accounts.

	As of December 31, 2023
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	Months	years	years	bearing
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	13,900,784	1,707,822	3,050,481	8,674,709	273,214	7,734,585	35,341,595
Investments	1,331,553	4,489,604	9,475,564	12,827,007	18,773,061	336,078	47,232,867
Loans, net	19,650,760	16,975,402	38,874,328	46,963,496	14,420,760	(186,611)	136,698,135
Financial assets designated at fair value through profit and loss	-	-	-	-	-	810,932	810,932
Reinsurance and insurance contract assets	872,046	-	-	-	-	-	872,046
Other assets (1)	143,214	7,053	31,753	-	-	2,381,135	2,563,155
Total assets	35,898,357	23,179,881	51,432,126	68,465,212	33,467,035	11,076,119	223,518,730
Liabilities
Deposits and obligations	40,740,255	16,793,946	22,762,047	57,611,088	8,418,281	1,379,377	147,704,994
Payables from repurchase agreements, security lending, due to banks and correspondents	5,987,961	6,344,769	3,477,433	3,238,356	3,026,066	372,523	22,447,108
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	641,915	641,915
Insurance and reinsurance contract liability	116,515	178,525	496,768	1,862,006	6,822,694	2,841,625	12,318,133
Bonds and notes issued	81,635	94,831	5,711,424	7,944,189	603,511	159,195	14,594,785
Other liabilities (1)	497,682	-	2,046	-	-	4,546,082	5,045,810
Equity	-	-	-	-	-	33,107,065	33,107,065
Total liabilities and equity	47,424,048	23,412,071	32,449,718	70,655,639	18,870,552	43,047,782	235,859,810
Off-Balance sheet items
Derivatives assets	72,943	-	676,380	-	-	-	749,323
Derivatives liabilities	630,109	401,730	54,849	1,936,331	-	-	3,023,019
Total Off-Balance Sheet items	(557,166)	(401,730)	621,531	(1,936,331)	-	-	(2,273,696)
Marginal gap	(12,082,857)	(633,920)	19,603,939	(4,126,758)	14,596,483	(31,971,663)	(14,614,776)
Accumulated gap	(12,082,857)	(12,716,777)	6,887,162	2,760,404	17,356,887	(14,614,776)	-
(2)	Other assets and other liabilities only include financial instrument accounts.

	As of December 31, 2024
	Up to 1	1 to 3	3 to 12	1 to 5	More than 5	Non-interest	Total
	month	months	Months	years	years	bearing
	in thousands of Soles
Assets
Cash, due from banks, receivables from reverse repurchase agreements and security borrowing	35,573,543	1,085,329	1,609,783	2,012,826	2,342,288	6,064,604	48,688,373
Investments	1,548,776	3,604,634	10,192,970	12,690,421	20,926,450	147,264	49,110,515
Loans, net	19,023,450	17,337,262	40,333,482	46,077,476	16,239,454	(1,273,828)	137,737,296
Financial assets designated at fair value through profit and loss	-	-	-	-	-	932,734	932,734
Reinsurance and insurance contract assets	841,170	-	-	-	-	-	841,170
Other assets (1)	110,454	-	-	-	74,073	3,675,254	3,859,781
Total assets	57,097,393	22,027,225	52,136,235	60,780,723	39,582,265	9,546,028	241,169,869
Liabilities
Deposits and obligations	30,965,685	20,248,915	35,585,502	47,713,442	26,875,898	452,624	161,842,066
Payables from repurchase agreements, security lending, due to banks and correspondents	3,371,128	6,893,979	4,410,854	1,749,262	3,074,502	315,370	19,815,095
Financial Liabilities designated at fair value through profit or loss	-	-	-	-	-	151,485	151,485
Insurance and reinsurance contract liability	121,965	189,997	582,662	2,149,411	7,271,617	3,106,633	13,422,285
Bonds and notes issued	2,913,005	2,108,291	3,977,975	5,284,838	2,787,909	196,425	17,268,443
Other liabilities (1)	442,572	-	-	4	101,587	5,220,609	5,764,772
Equity	-	-	-	-	-	34,977,234	34,977,234
Total liabilities and equity	37,814,355	29,441,182	44,556,993	56,896,957	40,111,513	44,420,380	253,241,380
Off-Balance sheet items
Derivatives assets	865,949	508,140	592,591	564,599	-	-	2,531,279
Derivatives liabilities	1,382,049	112,920	354,289	658,699	-	-	2,507,957
Total Off-Balance Sheet items	(516,100)	395,220	238,302	(94,100)	-	-	23,322
Marginal gap	18,766,938	(7,018,737)	7,817,544	3,789,666	(529,248)	(34,874,352)	(12,048,189)
Accumulated gap	18,766,938	11,748,201	19,565,745	23,355,411	22,826,163	(12,048,189)	-
(1)	Other assets and other liabilities only include financial instruments accounts.

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

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax for one year and is based on non-trading financial assets and financial liabilities held on December 31, 2022, 2023 and 2024, including the effect of derivative instruments. The sensitivity of net economic value is calculated by reassessing the financial assets and liabilities that comprise the banking book, including the effect of any associated hedge and derivative instruments designated as a cash flow hedge. In managing interest rate risk, no distinction is made by accounting category of the investments comprising the banking book, including instruments classified as fair value through other comprehensive income and amortized cost investments.

The tables below summarize our exposure to interest rate changes as of December 31, 2022, 2023 and 2024:

	As of December 31, 2022
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		net profit		economic value
			in thousands of Soles
Soles	+/-	50	+/-	39,920	-/	+	345,530
Soles	+/-	75	+/-	59,880	-/	+	518,295
Soles	+/-	100	+/-	79,840	-/	+	691,060
Soles	+/-	150	+/-	119,760	-/	+	1,036,590
US Dollar	+/-	50	+/-	103,546	+/-		306,792
US Dollar	+/-	75	+/-	155,319	+/-		460,188
US Dollar	+/-	100	+/-	207,092	+/-		613,584
US Dollar	+/-	150	+/-	310,638	+/-		920,375

	As of December 31, 2023
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		net profit		economic value
			in thousands of Soles
Soles	+/-	50	+/-	15,052	-/	+	511,851
Soles	+/-	75	+/-	22,578	-/	+	767,776
Soles	+/-	100	+/-	30,104	-/	+	1,023,702
Soles	+/-	150	+/-	45,156	-/	+	1,535,553
US Dollar	+/-	50	+/-	48,060	+/	-	119,342
US Dollar	+/-	75	+/-	72,090	+/	-	179,013
US Dollar	+/-	100	+/-	96,120	+/	-	238,684
US Dollar	+/-	150	+/-	144,180	+/	-	358,026

	As of December 31, 2024
Currency	Interest rates changes in		Sensitivity of		Sensitivity of
	basis points		net profit		economic value
			in thousands of Soles
Soles	+/-	50	+/-	30,754	-/	+	425,783
Soles	+/-	75	+/-	46,132	-/	+	638,675
Soles	+/-	100	+/-	61,509	-/	+	851,567
Soles	+/-	150	+/-	92,263	-/	+	1,277,350
US Dollar	+/-	50	+/-	134,532	+/	-	191,211
US Dollar	+/-	75	+/-	201,798	+/	-	286,816
US Dollar	+/-	100	+/-	269,064	+/	-	382,421
US Dollar	+/-	150	+/-	403,595	+/	-	573,632

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

As of December 31, 2022, 2023 and 2024, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, 10%, 25% and 30% changes in market prices are conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2022, 2023 and 2024 are presented below:

Equity at fair value through other comprehensive income		2022	2023	2024
	Changes in market prices %	in thousands of Soles
Equity securities	+/- 10	32,649	33,480	14,726
Equity securities	+/- 25	81,621	83,700	36,816
Equity securities	+/- 30	97,946	100,440	44,179

		2022	2023	2024
Funds at fair value through profit or loss	Changes in market prices %	in thousands of Soles
Mutual funds	+/- 10	157,932	108,747	62,216
Mutual funds	+/- 25	394,831	271,867	155,539
Mutual funds	+/- 30	473,797	326,241	186,647
Restricted mutual funds	+/- 10	35,132	33,416	31,820
Restricted mutual funds	+/- 25	87,829	83,541	79,549
Restricted mutual funds	+/- 30	105,395	100,249	95,459
Fund of Liquid Assets Requirement (RAL)	+/- 10	16,778	14,541	43,250
Fund of Liquid Assets Requirement (RAL)	+/- 25	41,945	36,354	108,126
Fund of Liquid Assets Requirement (RAL)	+/- 30	50,334	43,624	129,751
Investment Funds	+/- 10	86,053	118,071	140,196
Investment Funds	+/- 25	215,133	295,178	350,489
Investment Funds	+/- 30	258,160	354,214	420,587
Hedge Funds	+/- 10	28	29	32
Hedge Funds	+/- 25	70	73	81
Hedge Funds	+/- 30	84	87	97
Exchange Traded Funds	+/- 10	2,504	2,958	3,931
Exchange Traded Funds	+/- 25	6,261	7,396	9,827
Exchange Traded Funds	+/- 30	7,513	8,875	11,793

Foreign Currency Exchange Rate Risk

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the group's functional currency.

The group's monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk; as well as the equity position generated by the investment in the group's subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary, in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in other comprehensive income.

The Group manages foreign currency exchange risk, which affects the income statement, by monitoring and controlling currency positions exposed to movements in exchange rates. The market risk units of each subsidiary establish limits for said positions, which are approved by their own committees, and monitor and follow up the limits considering their foreign exchange trading positions, their most structural foreign exchange positions, as well as their sensitivities. Additionally, there is a monetary position limit at the Credicorp level, which is monitored and reported to the Group's Risk Committee.

On the other hand, the Group manages foreign currency exchange risk whose fluctuation is recognized in other comprehensive income, monitoring and controlling equity positions and their sensitivities, which are reported to the Group's Risk Committee.

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

•	Net gain on foreign exchange transactions
•	Net gain on derivatives held for trading
•	Exchange difference result

As of December 31, 2024, the foreign currency in which the Group has the greatest exposure is the U.S. Dollar. The free market-exchange rate for purchase and sale transactions of each U.S. Dollar as of December 31, 2024 was S/3.764 (S/3.709 as of December 31, 2023).

Foreign currency transactions are made at market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2022, 2023, and 2024, the net open monetary position with effect on results and the equity position of the group was as follows:

2022	U.S. Dollar	Other currencies
	in thousands of Soles
Total monetary assets	77,853,626	364,108
Total monetary liabilities	(79,016,765)	(217,568)
	(1,163,139)	146,540
Total position in currency derivatives	353,166	(127,382)
Hedging a foreign investment (*)	872,750	-
Net monetary position with effect on consolidated statement of income	62,777	19,158
Net monetary position with effect on equity	785,030	1,872,697
Net monetary position	847,807	1,891,855

2023	U.S. Dollar	Other currencies
	in thousands of Soles
Total monetary assets	77,387,709	495,553
Total monetary liabilities	(79,779,686)	(102,500)
	(2,391,977)	393,053
Total position in currency derivatives	2,622,188	(369,458)
Net monetary position with effect on consolidated statement of income	230,211	23,595
Net monetary position with effect on equity	904,434	2,204,984
Net monetary position	1,134,645	2,228,579

2024	U.S. Dollar	Other currencies
	in thousands of Soles
Total monetary assets	93,696,321	435,107
Total monetary liabilities	(86,859,546)	(104,858)
	6,836,775	330,249
Total position in currency derivatives	(6,142,485)	144,889
Net monetary position with effect on consolidated statement of income	694,290	475,138
Net monetary position with effect on equity	754,769	2,291,428
Net monetary position	1,449,059	2,766,566

(*) In December 2023, the accounting coverage for net investment abroad was revoked, where part of our liability position in US dollars related to the balance of the “bonds and notes issued” item, was designated to cover our ongoing investment in Atlantic Security Holding Corporation.

As of December 31, 2022, 2023 and 2024, the monetary position with effect on equity in other currencies is mainly made up of the equity of subsidiaries in Bolivian pesos for S/954.7 million, S/860.3 million and S/962.7 million, respectively; in Colombian Pesos for S/566.7 million, S/961.9 million and S/901.3 million, respectively and in Chilean Pesos for S/348.0 million, S/380.9 million and S/425.7 million, respectively.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed and which affect the consolidated income statement and other comprehensive income as of December 31, 2022, 2023 and 2024.

The analysis determines the effect of a reasonably possible variation of the exchange rate against the Sol for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The sensitivity analysis of the foreign currency position with an effect on the consolidated income, with the U.S. dollar as the main currency of exposure. This analysis is shown as of December 31, 2022, 2023 and 2024:

Currency rate sensibility	Change in Currency Rates	2022	2023	2024
	%	in thousands of Soles
Depreciation
Sol in relation to US Dollar	5	2,989	10,962	33,061
Sol in relation to US Dollar	10	5,707	20,928	63,117
Appreciation
Sol in relation to US Dollar	5	(3,304)	(12,116)	(36,542)
Sol in relation to US Dollar	10	(6,975)	(25,579)	(77,143)

The following is the sensitivity analysis of the foreign exchange position with effect in other comprehensive income, with the U.S. dollar, the Bolivian Peso, the Colombian Peso and the Chilean Peso being the main currencies of exposure. This analysis is shown as of December 31, 2022, 2023 and 2024:

Currency rate sensibility	Change in Currency Rates	2022	2023	2024
	%	in thousands of Soles
Depreciation
Sol in relation to US Dollar	5	37,382	43,377	35,941
Sol in relation to US Dollar	10	71,366	82,812	68,615
Appreciation
Sol in relation to US Dollar	5	(41,317)	(47,944)	(39,725)
Sol in relation to US Dollar	10	(87,226)	(101,214)	(83,863)

Currency rate sensibility	Change in Currency Rates	2022	2023	2024
	%	in thousands of Soles
Depreciation
Sol in relation to Boliviano	5	45,462	40,969	45,842
Sol in relation to Boliviano	10	86,791	78,214	87,516
Appreciation
Sol in relation to Boliviano	5	(50,247)	(45,282)	(50,667)
Sol in relation to Boliviano	10	(106,078)	(95,595)	(106,964)

Currency rate sensibility	Change in Currency Rates	2022	2023	2024
	%	in thousands of Soles
Depreciation
Sol in relation to Colombian Peso	5	26,984	45,804	42,919
Sol in relation to Colombian Peso	10	51,515	87,444	81,936
Appreciation
Sol in relation to Colombian Peso	5	(29,825)	(50,626)	(47,437)
Sol in relation to Colombian Peso	10	(62,963)	(106,876)	(100,144)

Currency rate sensibility	Change in Currency Rates	2022	2023	2024
	%	in thousands of Soles
Depreciation
Sol in relation to Chilean Peso	5	16,571	18,136	20,272
Sol in relation to Chilean Peso	10	31,636	34,624	38,702
Appreciation
Sol in relation to Chilean Peso	5	(18,316)	(20,046)	(22,406)
Sol in relation to Chilean Peso	10	(38,667)	(42,318)	(47,302)

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

For further information about liquidity risk management, please refer to ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – 5.B Liquidity and Capital Resources - (3) Liquidity Risk.

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

Our management, with the participation of and under the supervision of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2024. Based on this evaluation, our management, principal executive officer, and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

15. B	Management’s Annual Report on Internal Control over Financial Reporting

Our Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Our framework for internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with IFRS accounting standards, as issued by the IASB.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework set forth by the COSO in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, our management identified no material weakness in our internal control over financial reporting and believed that, as of December 31, 2024, our internal control over financial reporting was effective, which means that each of the relevant components and seventeen principles are present and functioning and the five components operate together in an integrated manner, as required by COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, has been audited by Tanaka, Valdivia & Asociados S. Civil de R.L. located in Lima, Peru with PCAOB ID 1315, an independent registered public accounting firm, and a member of Ernst & Young Global Limited.

15. C	Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Credicorp Ltd.
Opinion on Internal Control Over Financial Reporting

We have audited Credicorp Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Credicorp Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and our report dated April 25, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
A member of Ernst & Young Global Limited

Lima, Peru
April 25, 2025

15. D	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes were made to our internal control over financial reporting that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At the Annual General Meeting of Shareholders held on March 27, 2023, shareholders elected the members of the Board of Directors of Credicorp as discussed in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – 6. A Directors and Senior Management”. Furthermore, our Board of Directors, at its meeting held on April 27, 2023, appointed the following members to the Audit Committee: Ms. Patricia Lizarraga Guthertz (independent, chairwoman of the Audit Committee since June 2020), Ms. Maria Teresa Aranzábal Harreguy (independent, member of the Audit Committee) and Ms. Nuria Aliño Pérez (independent, member of the Audit Committee since April 27, 2023). Mr. Jose Raimundo Morales Dasso, former Chairman of the Audit Committee, has been appointed as Advisor of the Audit Committee.

Ms. Lizarraga, Ms. Aranzábal and Ms. Aliño are “independent” as defined in Rule 10A-3 under the Exchange Act and in Section 303A.02 of the NYSE Listed Company Manual.

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

We have adopted a code of ethics (Código de Ética) that applies to our Board of Directors and to our CEO, our chief financial officer, and our other principal executive officers, as well as to all of our other employees. In addition, we have adopted a code of ethics for professionals with financial responsibility (Código de Ética Para Profesionales con Responsabilidad Financiera) that applies to employees with financial management responsibilities. Our code of ethics and code of ethics for professionals with financial responsibility are available on the corporate governance section of our web site at https://grupocredicorp.com/ or at https://credicorp.gcs-web.com/corporate-governance/corporate-governance-documents (in English). During 2024, there have been no waivers, including implicit waivers, of the codes granted to the CEO, chief financial officer or any other principal executive officers.

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

The Audit Committee, at its meeting held on April 26, 2022, decided to initiate a selection process to select the external auditor of Credicorp for fiscal years 2023 to 2027.  After the evaluation process, the Audit Committee decided at its meeting held on September 27, 2022, to select Tanaka, Valdivia & Asociados S. Civil de R.L., a member firm of Ernst & Young Global Limited, as Credicorp's external auditor for fiscal years 2023 to 2027 which has been and will be evaluated at the end of each year during its appointment, and the recommendation to the Board of Directors for its appointment.  At the Annual General Meeting of Shareholders held on March 27, 2023, the shareholders of Credicorp approved the designation of Tanaka, Valdivia & Asociados S. Civil de R.L., a member firm of Ernst & Young Global Limited, to act as independent external auditor of Credicorp and its subsidiaries for the fiscal years 2023 to 2027 and authorized our Board of Directors to delegate the approval of the independent external auditor’s annual fees to the Audit Committee.

The following table sets forth the agreed fees for our independent external auditors, Gaveglio, Aparicio y Asociados S.C.R.L. for 2022 and Tanaka, Valdivia & Asociados S. Civil de R.L. for 2023 and 2024 in connection with the audit of our financial statements, assurance and related services, tax compliance, tax advisory and tax planning services and other services. All services were pre-approved by the audit committee following its corporate policy.

	Year-end December 31,
	2022	2023	2024
	(in thousands of Soles)
Audit	25,177	18,423	22,776
Audit Related Fees	581	705	1,404
Tax	724	2,261	2,580
All Other	62	618	830
Total	26,544	22,007	27,590

Audit Fees

Audit and audit related fees correspond to audit services performed (i) reviewing the consolidated financial statements of Credicorp and its subsidiaries, (ii) establishing the procedures that the independent auditor needs to perform in order to form an opinion about Credicorp’s consolidated financial statements, and (iii) complying with the statutory requirements applicable to Credicorp’s subsidiaries. Audit fees also include the audit work in connection with reviews of interim financial information. During 2024, 2023 and 2022, the Audit Committee approved all fees and there were no services approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Audit-Related Fees

Audit-related fees correspond to the total fees billed by Gaveglio, Aparicio y Asociados S.C.R.L. and Tanaka, Valdivia & Asociados S. Civil de R.L. for services related to the performance of the audit or review of Credicorp’s financial statements and are not reported under “audit fees”. This line item includes services such as attestation reports for our subsidiaries as required by statute or regulations. For the years ended December 31, 2022, 2023 and 2024, these fees correspond to services related to review of BCP offering memoranda and to issuance of comfort letters for international debt issuances. The increase in audit-related fees in 2024 compared to 2023 was due to our issuance of more international debt in 2024 than in 2023.

Tax Fees

Tax fees relate to tax services which include all services performed by Credicorp’s independent auditor’s tax personnel, except those services specifically related to the review and preparation of Credicorp’s financial statements, and which principally consist of tax compliance and advisory services approved by the Audit Committee. Tax fees correspond mainly to business tax advisory services, including for the following matters: tax implications of compensation systems, expatriate tax services, effects arising from acquiring new firms or businesses, appropriate determination of tax obligations in compliance with applicable laws, tax matters involving inquiries and examination by taxing authorities and local taxes and miscellaneous domestic taxes including industry- and sector-related taxes.

All Other Fees

In 2024, other fees were mainly related to fees for migration services. In 2023, other fees were mainly related to fees for migration services and financial due diligence.

Audit fees corresponding to “Taxes” and “All other” paid in 2022, 2023 and 2024 were subject to the 35% limit described under “ – Audit Committee Pre-Approval Policies and Procedures” above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2024, purchases of our common shares were made in open market operations on behalf of our clients.

In addition, we and our affiliated purchasers repurchased common shares for our 2024 long-term retention plan for certain employees, as explained in Note 16 to the consolidated financial statements. The following table sets forth, for each month in 2024 in which such repurchases occurred, the total number of shares purchased, and the average price paid per share. None of the repurchased shares were purchased as part of publicly announced plans or programs.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 2024	174,161	US$168.10	-	-

(1)	Shares repurchased in open-market transactions.

In June 2024 174,161 shares were repurchased in open market operations at an average price paid per share of US$168.10. None of the repurchased shares were acquired as part of publicly announced plans or programs.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

16G. A	The New York Stock Exchange – Corporate Governance

The NYSE’s corporate governance rules, codified in Section 303A of the NYSE’s Listed Company Manual, apply, with certain exceptions for foreign private issuers like Credicorp, in full to companies listing common equity securities on the exchange. The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. All Credicorp policies mentioned under “Credicorp Corporate Governance Policies” in the chart below can be accessed on our Investor Relations website at https://credicorp.gcs-web.com/.

Section of NYSE Listed Company Manual	NYSE Corporate Governance Rules for US Domestic Issuers	Credicorp Corporate Governance Practices
303A.01	A majority of the members of the Board of Directors must be “Independent Directors”, as defined by the NYSE.	Credicorp is not required under Bermuda law to maintain a Board of Directors with a majority being Independent Directors. As of December 31, 2024, five Directors out of nine are independent.
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

(v)          (a) is a current partner or employee of a firm that is the listed company's internal or external auditor; (b) has an immediate family member who is a current partner of such a firm; (c) has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (d) was, or an immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time

(vi)          is, or has been with the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company’s compensation committee.

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

Definitions

Senior Management: is made up of the following roles:

(i)          Executive Chairman
(ii)         Chief Executive Officer
(iii)        Managers in charge of the four Business Units (Universal Banking, Microfinance, Insurance and Retirement, and Investment Management and Advisory)
(iv)         Managers with the following Corporate Roles:
•     Chief Financial Officer
•     Chief Risk Officer
•     Chief Corporate Audit Officer
•     Chief Compliance and Ethics Officer
•      Head of Legal
•      Head of People Strategy
•      Chief Innovation Officer
•      Head of Corporate Affairs
•      Chief Strategy Officer

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
Credicorp has established a Compensation and Nominations Committee and a Sustainability Committee (formerly the Corporate Governance Committee). The minimum requirements and procedures to be followed by each committee are set forth in Credicorp’s Corporate Governance Policy. Credicorp has adopted a charter for the Sustainability Committee and for the Compensation and Nominations Committee.

Although these committees are not required by law to be composed entirely of independent Directors (as defined by the NYSE), under Credicorp’s current Corporate Governance Policy:

−    the Compensation and Nominations Committee (the current name after being known as the “Compensations Committee” before it merged with the “Nominations Committee” in June 2020) shall consist of no less than three Directors, at least two of them must be independent and one should be a woman. It will be chaired by one of the independent Directors, and
−    the Sustainability Committee must be composed of at least three Directors of Credicorp, at least two of whom must be independent (as determined by Credicorp) and one should be a woman. Additionally, the Board of Directors may incorporate as a member one or more Directors of subsidiaries of the Corporation. The chairman of the Board may not be part of the committee.

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

Credicorp has formed an Audit Committee responsible for advising the General Meeting of Shareholders regarding the selection of independent auditors and evaluating Credicorp’s internal controls. Credicorp’s Audit Committee has three members, and the members satisfy the independence requirements of Rule 10A-3 under the Exchange Act as a foreign private issuer. The Committee shall have at least one member who is considered a financial expert. Credicorp’s Board of Directors has adopted an Audit Committee charter. There is no similar requirement under Bermuda law.

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

In accordance with Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the NYSE Listed Company Manual, the Board of Directors of Credicorp approved a Clawback Policy, which became effective as of December 1, 2023.

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
314.00
A company's audit committee or another independent body of the board of directors, shall conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and will prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders.

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

Although we are a holding company whose principal subsidiaries (Grupo Crédito S.A., BCP Stand-alone, and Grupo Pacífico) are incorporated under and subject to the laws of Peru, initially we were registered in Peru as a foreign issuer and were consequently subject only to Peruvian regulations applicable to foreign issuers. Due to a regulatory amendment enacted in December 2017, our stock is now considered a valor nacional (or domestic security), which has resulted in changes to our reporting requirements for the SMV. Currently, there are no corporate governance provisions under Peruvian law applicable to us that are similar to the provisions of Section 303A of the NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

The Board of Directors of Credicorp approved its Insider Trading Policy, which provides the guidelines to assist directors, executive officers, managers and employees of Credicorp Ltd. and its subsidiaries, who by their jobs, professions or functions have access to material non-public information of Credicorp Ltd. and its subsidiaries, in order to comply with their obligations under the applicable laws and regulations. The policy may be reviewed and updated from time-to-time as appropriate or as required by applicable law. A copy of our insider trading prevention policy is attached hereto as Exhibit No. 11.1 to this Annual Report. The Insider Trading Policy is also referred herein as Insider Trading and Personal Investment Policy.

ITEM 16K.	CYBERSECURITY
Overview
For Credicorp and its subsidiaries, technological progress imposes significant challenges in terms of data privacy, security and other information-related risks. With the increasing use of AI, cybersecurity risks to companies also rise, including threats such as denial-of-service attacks, malicious use of deepfakes and more advanced social engineering attacks. Cybercriminals can employ machine learning techniques to automate malware campaigns. Sophisticated and financially motivated cyberattacks, including with the use of ransomware, are constant threats across many industries, including financial services; and we expect they will become more common. With the rapid development and dissemination of AI tools, increasingly sophisticated and effective cybersecurity threats continue to emerge, creating a challenging environment for developing new digital solutions for our clients.
Cybersecurity Risk Management
The effective integration of cybersecurity processes into risk management is a strategic imperative for financial institutions in an increasingly digital and threatening environment. For Credicorp, this integration is not just a matter of regulatory compliance but also an essential measure to protect assets, reputation, and customer trust. By proactively addressing cybersecurity challenges, organizations within the group strengthen their resilience and maintain a strong competitive position in the market. Integrating cybersecurity processes into risk management involves identifying, assessing, mitigating and monitoring operational, fraud, and cybersecurity risks. This requires a holistic approach encompassing people, policies, procedures, technologies, and an organizational culture oriented towards risk management.
Our goal is to support our business strategy by creating a cyber-resilient organization that protects our products and services and honors the trust our customers have placed in us. Our organization operates under a three lines model. The first line is responsible for managing risks daily, including by designing and implementing controls to mitigate risks. The second line is responsible for developing the cybersecurity strategy and governance program, as well as challenging and overseeing the first line. The third line operates independently and evaluates the processes and functions of both the first and second lines.

Cybersecurity Governance
In terms of personnel, our Chief Information Security Officer (the CISO) is the principal leader of the corporate cybersecurity team, and the CISO’s responsibilities include defining a comprehensive cybersecurity strategy aligned with the business and regulatory objectives affecting any of Credicorp’s subsidiaries and the organization’s risk appetite; providing guidance and advice to senior management on cybersecurity, risk, and compliance issues; coordinating responses and decision-making regarding major security crises; and acting as the focal point for communication with internal and external stakeholders, including regulators and government agencies, to ensure compliance with regulations and other relevant standards, such as preparing periodic reports and audits.
Credicorp has internal teams of cybersecurity and IT security experts distributed across the group’s companies, which also work with external cybersecurity service providers for specific tasks. These teams are responsible for protecting technological infrastructure, confidential data, and business operations against cyber threats. Among the security capabilities and technologies that Credicorp and its subsidiaries have are vulnerability assessment and scanning tools, intrusion detection and prevention systems, security event and incident monitoring systems, penetration testing, adversary emulation exercises, data management (including classification, encryption at rest and in transit, and access management), multi-factor authentication requirements and other logical, physical and technical controls designed to prevent, deter, mitigate, and respond to cybersecurity threats.
Additionally, our employees play a role in protecting Credicorp against cybersecurity threats and, therefore, receive mandatory periodic training on cybersecurity-related topics, including phishing exercises.
Monitoring and identifying risks related to external providers are a fundamental part of our cybersecurity strategy. Given the interconnection and dependence on external services, robust mechanisms are implemented to assess and mitigate risks associated with external service providers.
Finally, we have adopted the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF) as the basis for our cybersecurity framework and have established our cybersecurity program to address evolving threats, and have dedicated significant resources to implementing and maintaining processes and controls to manage cybersecurity risk within our appetite.
Board Governance
We believe that we have implemented robust cybersecurity risk governance with clear roles and responsibilities, committees, policies, and procedures to ensure the proper prevention, detection, and response to incidents, as well as the continuous improvement of the program. Cybersecurity risk is overseen by the Board of Directors’ Risk Committee. Our Appetite Dashboard incorporates a set of cybersecurity risk appetite metrics, which are monitored monthly. Any deviation from our appetite is reported to the Risk Committee, including action plans to resolve such deviation. Additionally, periodic updates on our cybersecurity program and any cybersecurity incidents or threats are also reported to the Risk Committee, the Audit Committee, or the Board of Directors, as necessary. These reports are consolidated by our CISO team, include contributions from the first and second-line teams of individual companies as needed, and are delivered to the Board and relevant committees by our CISO. By adopting a proactive and collaborative approach and staying abreast of industry best practices and regulatory requirements, the Board, the Risk Committee, and the Audit Committee play key roles in governing the protection of the organization’s assets and reputation in an increasingly challenging cybersecurity environment.
Protocols and Materiality Analysis Regarding Cybersecurity Incidents
We have established a crisis management structure and a multifunctional crisis management team, with defined protocols for different scenarios and periodic simulation exercises to ensure that an up-to-date and adequate response is available for any potential future incident.
Given the new SEC rules regarding the disclosure of material cybersecurity incidents, our Risk Committee has approved and established criteria for determining the materiality of cybersecurity incidents. These criteria include financial, business continuity, reputational, and legal impacts, as well as a detailed additional review by a committee formed by our Chief Financial Officer (CFO), Chief Risk Officer (CRO), and Corporate Legal Counsel.
Currently, we are not aware of any cybersecurity incidents that could have a material effect on our business strategy, operating results, or financial condition.

Cybersecurity Risk Management Regarding the Use of Artificial Intelligence
At Credicorp, we see the value of AI both in increasing the productivity of our employees and processes and in improving the customer experience. In terms of risk management, we ensure that each AI initiative undergoes a risk assessment process led by each company in the group. This assessment considers cybersecurity-related aspects such as data-related risks (e.g., sensitive data leakage or data theft), technological risks (e.g., malicious command injection or availability failures), regulatory and compliance risks (e.g., non-compliance with privacy regulations and insufficient audit and traceability of records), among others.
Credicorp has developed and deployed a Responsible AI Use Policy across the group, which has been developed with the participation of various specialized second-line units (Cybersecurity, Operational Risk, Compliance, Ethics, Legal, Fraud, among others). Credicorp has defined organizational and technical policies regarding the use of chats with generative AI interactions to prevent information leakage risks or misuse of data by our employees concerning the information provided to them to perform their operations.
Finally, we complement these actions with a training and awareness program to strengthen risk management skills and promote the use of standardized AI tools at Credicorp. In this way, we ensure that the risks and impact of technology on our business are managed effectively and proportionally to their impact. Thus, we ensure adequate risk management corresponding to regulatory and operational risks regarding the correct use of AI to identify and monitor these risks properly to protect our customers and investors, complying with the expectations of the SEC and other local government regulators.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Credicorp Consolidated Financial Statements and the report of the independent public accounting firm in connection therewith are filed as part of this Annual Report on Form 20-F, as noted below:

ITEM 19.	EXHIBITS

•	Index to Exhibits

1.1 Bye-laws of Credicorp Ltd. incorporated herein by reference to Exhibit 1.1 to Credicorp’s Annual Report on Form 20-F filed on April 28, 2021

1.2 Memorandum of Association of Credicorp Ltd. incorporated herein by reference to Exhibit 1.2 to Credicorp’s Annual Report on Form 20-F dated May 29, 2020

2.1 Description of Securities incorporated herein by reference to Exhibit 2.1 to Credicorp’s Annual Report on Form 20-F dated April 28, 2021

2.2 Indenture dated June 17, 2020, among Credicorp Ltd., as issuer, The Bank of New York Mellon, as Trustee, Paying Agent and Registrar. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8. List of Subsidiaries (filed herewith)

11.1 Credicorp Ltd. Insider Trading and Personal Investments Policy. Adopted on March 25, 2025

12.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

13.1 Certification by the Chief Executive Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2 Certification by the Chief Financial Officer Pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

97.1 Credicorp LTD. Clawback Policy incorporated herein by reference to Exhibit 97.1 to Credicorp’s Annual Report on Form 20-F dated April 24, 2024.

101.INS         Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH          Inline XBRL Taxonomy Extension Schema

101.CAL          Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF          Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB          Inline XBRL Taxonomy Extension Label Linkbase

101.PRE          Inline XBRL Taxonomy Extension Presentation Linkbase

104          Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

CREDICORP LTD.

By:	/S/ ALEJANDRO PEREZ-REYES
Name:	Alejandro Perez-Reyes
Title:	Chief Financial Officer
Dated: April 25, 2025

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023

S/	= Sol
US$	= U.S. Dollar
Bs	= Boliviano
$	= Colombian Peso
$	= Chilean Peso
¥, Yen	= Japanese Yen

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Credicorp Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Credicorp Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Expected credit loss on the loan portfolio

Description of the Matter

At December 31, 2024, the allowance for loan losses was S/8,379 million, as disclosed in note 7 to the consolidated financial statements. Notes 3(j) and 30.1 also provide disclosures in respect of the foregoing. As disclosed in the consolidated financial statements, the allowance for loan losses was calculated using an expected credit loss (ECL) model. The ECL model utilizes the probability of default (PD) as a key assumption.

Auditing the allowance for loan losses was complex and required the application of significant auditor effort in evaluating management’s calculation due to the inherent complexity related to the PD assumption, including the forward-looking forecasts for multiple economic scenarios and their probability weighting. The ECL is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of the allowance for loan losses.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the allowance for loan losses. The controls we tested related, among others, to the significant assumptions described above, which included controls over the calculation of the PD, including the data inputs used and the governance and oversight controls over the review of the overall ECL model.

Our audit procedures, in which we involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained, included, among others, assessing whether the methodology and assumptions used to estimate the ECL were consistent with the requirements of IFRS 9, Financial Instruments. We also performed an independent recalculation of the allowance for loan losses for a sample of loan portfolio, with an emphasis on the PD assumption due to its relevance within the ECL measurement and assessed the reasonableness of certain forward-looking assumptions used in the calculation of the PD by analyzing publicly available information from third-party sources. We also assessed the adequacy of the related disclosures included in the consolidated financial statements.

Valuation of the liability for life insurance contracts under the general measurement model

Description of the Matter

At December 31, 2024, the liability for life insurance contracts under the general measurement model was S/9,537 million, as disclosed in note 8 to the consolidated financial statements. Notes 3(f) and 30.9 also provide disclosures in respect of the foregoing. The determination of the liability for life insurance contracts under the general measurement model is calculated as the sum of cash flow projections related to each portfolio of insurance contracts considering their probability of occurrence and includes cash flow projections that are within the limit of each contract in the portfolio. Cash flow projections are computed based on current mortality tables and current discount interest rates as key assumptions.

Auditing the liability for life insurance contracts under the general measurement model was complex and required the application of significant auditor judgment due to the complexity of the actuarial models, the selection and use of judgmental assumptions and the interrelationship of these variables in measuring the liability. Changes in these assumptions, particularly the discount interest rate, could have a material effect on the liability for life insurance contracts under the general measurement model.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, related to the liability for life insurance contracts under the general measurement model. The controls we tested related to, among others, the governance and oversight controls over the review of the actuarial models, the related assumptions and data inputs used.

Our audit procedures, in which we involved our actuarial specialists to assist in evaluating the audit evidence obtained, included, among others, the evaluation of the methodology, actuarial models and assumptions used by the Company to measure life insurance contract liabilities in accordance with IFRS 17, Insurance Contracts. We also tested the completeness and accuracy of the underlying data used in the measurement of the liability for life insurance contracts. With the support of our actuarial specialists, we performed an independent recalculation of the liability for life insurance contracts and evaluated the discount interest rate used for a sample of contracts. We also assessed the adequacy of the related disclosures included in the consolidated financial statements.

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.
A member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2023.

Lima, Peru
April 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Credicorp Ltd.

Opinion on the Financial Statements

We have audited the consolidated statements of income, comprehensive income, changes in net equity and cash flows of Credicorp Ltd. and subsidiaries (the “Company”) for the year ended December 31,2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements of the Company present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31,2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/Gaveglio, Aparicio y Asociados S.C.R.L.

Lima, Peru

April 25, 2023, except for the effects of the adoption discussed in Note 3(b) to the consolidated financial statements, as to which the date is April 24, 2024.

Countersigned by
------------------------------------------------------(partner)
/s/Gustavo Villafana
Peruvian Public Accountant
Registration No. 46192

We have served as the Company’s auditor from 2015 to 2023.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023

	Note		2024	2023
			S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing			7,535,259	7,952,371
Interest-bearing			40,119,937	25,978,577
	4		47,655,196	33,930,948

Cash collateral, reverse repurchase agreements and securities borrowing	5(a	)	1,033,177	1,410,647

Investments:
At fair value through profit or loss	6(a	)	4,715,343	4,982,661

At fair value through other comprehensive income			34,208,187	32,774,078
At fair value through other comprehensive income pledged as collateral			5,934,451	4,269,862
	6(b	)	40,142,638	37,043,940

Amortized cost			7,904,517	7,924,830
Amortized cost pledged as collateral			1,063,360	2,264,097
	6(c	)	8,967,877	10,188,927
Loans, net:	7
Loans			145,732,273	144,976,051
Allowance for loan losses			(7,994,977)	(8,277,916)
			137,737,296	136,698,135

Financial assets designated at fair value through profit or loss	3(f	)	932,734	810,932
Reinsurance contract assets	8(a	)	841,170	872,046
Property, furniture and equipment, net	9		1,438,609	1,357,525
Due from customers on banker’s acceptances	7(b	)	528,184	412,401
Intangible assets and goodwill, net	10		3,289,157	3,225,499
Right-of-use assets, net	11(a	)	402,538	499,715
Deferred tax assets, net	17(c	)	1,170,866	1,182,195
Other assets	12		7,234,155	6,224,617
Total assets			256,088,940	238,840,188

Liabilities

Deposits and obligations:
Non-interest-bearing			47,160,191	42,234,498
Interest-bearing			114,681,875	105,470,496
	13(a	)	161,842,066	147,704,994

Payables from repurchase agreements and securities lending	5(b	)	9,060,710	10,168,427
Due to banks and correspondents	14(a	)	10,754,385	12,278,681
Due from customers on banker’s acceptances	3(n	)	528,184	412,401
Lease liabilities	11(b	)	404,817	512,579
Financial liabilities at fair value through profit or loss	3(y	)	151,485	641,915
Insurance contract liability	8(b	)	13,422,285	12,318,133
Bonds and notes issued	15		17,268,443	14,594,785
Deferred tax liabilities, net	17(c	)	59,025	107,517
Other liabilities	12		7,620,306	6,993,691

Total liabilities			221,111,706	205,733,123

Equity	16

Equity attributable to Credicorp’s equity holders:

Capital stock			1,318,993	1,318,993
Treasury stock			(208,879)	(208,033)
Capital surplus			176,307	228,239
Reserves			27,202,665	26,252,578
Other Reserves			214,627	295,783
Retained earnings			5,642,738	4,572,444
			34,346,451	32,460,004

Non-controlling interest			630,783	647,061

Total equity			34,977,234	33,107,065

Total liabilities and equity			256,088,940	238,840,188

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Note		2024	2023	2022
			S/(000)	S/(000)	S/(000)

Interest and similar income	19		19,869,256	18,798,495	15,011,282
Interest and similar expenses	19		(5,754,125)	(5,860,523)	(3,919,664)
Net interest, similar income and expenses			14,115,131	12,937,972	11,091,618

Provision for credit losses on loan portfolio	7(c	)	(3,943,301)	(3,957,143)	(2,158,555)
Recoveries of written-off loans			423,854	334,798	347,017
Provision for credit losses on loan portfolio, net of recoveries			(3,519,447)	(3,622,345)	(1,811,538)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio			10,595,684	9,315,627	9,280,080

Other income
Commissions and fees	20		4,052,103	3,804,459	3,642,857
Net gain on foreign exchange transactions			1,359,805	886,126	1,084,151
Net gain on securities	21		362,295	425,144	5,468
Net gain on derivatives held for trading			156,195	53,665	65,187
Exchange difference result			(41,058)	45,778	387
Others	25		514,779	440,653	268,046
Total other income			6,404,119	5,655,825	5,066,096

Insurance and reinsurance result
Insurance service result	22		1,693,617	1,602,421	1,302,347
Reinsurance result	22		(494,597)	(391,321)	(460,899)
Total insurance and reinsurance result			1,199,020	1,211,100	841,448

Other expenses
Salaries and employee benefits	23		(4,676,436)	(4,265,453)	(3,902,161)
Administrative expenses	24		(4,183,775)	(3,803,203)	(3,414,065)
Depreciation and amortization	9 and 10		(570,830)	(511,174)	(485,207)
Impairment loss on goodwill	10(b	)	(27,346)	(71,959)	–
Depreciation for right-of-use assets	11(a	)	(142,640)	(147,833)	(151,282)
Others	25		(773,269)	(534,601)	(364,298)
Total other expenses			(10,374,296)	(9,334,223)	(8,317,013)

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Net result before income tax		7,824,527	6,848,329	6,870,611
Income tax	17(b)	(2,201,275)	(1,888,451)	(2,110,501)
Net result after income tax		5,623,252	4,959,878	4,760,110

Attributable to:
Credicorp’s equity holders		5,501,254	4,865,540	4,647,818
Non-controlling interest		121,998	94,338	112,292
		5,623,252	4,959,878	4,760,110

Net basic and dilutive earnings per share attributable to Credicorp’s equity holders (in soles):

Basic	26	69.24	61.22	58.44
Diluted	26	69.09	61.08	58.32

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

			2024	2023	2022
			S/(000)	S/(000)	S/(000)

Net profit for the period			5,623,252	4,959,878	4,760,110
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net gain (loss) on investments at fair value through other comprehensive income	16(d	)	205,765	1,334,943	(1,614,053)
Income tax	16(d	)	5,118	(58,489)	82,459
			210,883	1,276,454	(1,531,594)

Net movement of cash flow hedge reserves	16(d	)	13,925	(17,443)	1,246
Income tax	16(d	)	(4,030)	5,104	(158)
			9,895	(12,339)	1,088

Insurance reserves	16(d	)	(70,176)	(762,811)	1,144,140
			(70,176)	(762,811)	1,144,140

Exchange differences on translation of foreign operations	16(d	)	(114,142)	73,464	(302,083)
Net movement in hedges of net investments in foreign businesses	16(d	)	–	18,950	39,587
			(114,142)	92,414	(262,496)

Total			36,460	593,718	(648,862)

Not to be reclassified to profit or loss in subsequent periods:

Gain (loss) on equity instruments designated at fair value through other comprehensive income	16(d	)	15,684	(8,329)	(38,563)
Transfer of fair value reserve to accumulated results	16(d	)	(137,787)	–	–
Income tax	16(d	)	8,439	(3,791)	2,109
Total			(113,664)	(12,120)	(36,454)

Total other comprehensive income	16(d	)	(77,204)	581,598	(685,316)

Total comprehensive income for the period, net of income tax			5,546,048	5,541,476	4,074,794

Attributable to:
Credicorp’s equity holders			5,420,098	5,437,495	3,967,497
Non-controlling interest			125,950	103,981	107,297
			5,546,048	5,541,476	4,074,794

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2022	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(139,500)	(273)	–	337,037	3,183,119	26,291,852	540,672	26,832,524
Changes in equity in 2022 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	4,647,818	4,647,818	112,292	4,760,110
Other comprehensive income, Note 16(d)	–	–	–	–	–	(36,477)	(1,516,059)	1,061	1,133,536	(262,382)	–	(680,321)	(4,995)	(685,316)
Total comprehensive income	–	–	–	–	–	(36,477)	(1,516,059)	1,061	1,133,536	(262,382)	4,647,818	3,967,497	107,297	4,074,794
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	2,354,859	–	–	–	–	–	(2,354,859)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	–	–	–	–	–	–	(1,196,422)	(1,196,422)	–	(1,196,422)
Dividends paid to non-controlling interest of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(48,577)	(48,577)
Non-controlling interest stock put option	–	–	–	–	(42,964)	–	–	–	–	–	–	(42,964)	–	(42,964)
Minority purchase	–	–	–	–	–	–	–	–	–	–	–	–	(5,877)	(5,877)
Purchase of treasury stock, Note 16(b)	–	–	(1,923)	(81,682)	–	–	–	–	–	–	–	(83,605)	–	(83,605)
Sale of treasury stocks	–	–	231	9,718	–	–	–	–	–	–	–	9,949	–	9,949
Share-based payment transactions	–	–	1,708	74,667	(16,541)	–	–	–	–	–	–	59,834	–	59,834
Others	–	–	–	–	–	–	–	–	–	–	(2,497)	(2,497)	(1,946)	(4,443)
Balances as of December 31, 2022	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213

Balances as of January 1, 2023	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213
Changes in equity in 2023 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	4,865,540	4,865,540	94,338	4,959,878
Other comprehensive income, Note 16(d)	–	–	–	–	–	(12,247)	1,258,137	(12,191)	(754,192)	92,448	–	571,955	9,643	581,598
Total comprehensive income	–	–	–	–	–	(12,247)	1,258,137	(12,191)	(754,192)	92,448	4,865,540	5,437,495	103,981	5,541,476
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	2,593,598	–	–	–	–	–	(2,593,598)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	–	–	–	–	–	–	(1,994,037)	(1,994,037)	–	(1,994,037)
Dividends paid to non-controlling interest of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(62,051)	(62,051)
Subsidiary acquisition	–	–	–	–	–	–	–	–	–	–	–	–	14,192	14,192
Minority purchase	–	–	–	–	–	–	–	–	–	–	–	–	(1,773)	(1,773)
Purchase of treasury stock, Note 16(b)	–	–	(2,279)	(83,296)	–	–	–	–	–	–	–	(85,575)	–	(85,575)
Share-based payment transactions	–	–	1,764	79,979	(12,225)	–	–	–	–	–	–	69,518	–	69,518
Dividends not collected	–	–	–	–	11,579	–	–	–	–	–	–	11,579	–	11,579
Result from exchange of strategic shares	–	–	–	–	–	–	–	–	–	–	14,425	14,425	–	14,425
Others	–	–	–	–	–	–	–	–	–	–	2,955	2,955	1,143	4,098
Balances as of December 31, 2023	1,318,993	(204,326)	(3,707)	228,239	26,252,578	158,161	(397,422)	(11,403)	379,344	167,103	4,572,444	32,460,004	647,061	33,107,065

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2024	1,318,993	(204,326)	(3,707)	228,239	26,252,578	158,161	(397,422)	(11,403)	379,344	167,103	4,572,444	32,460,004	647,061	33,107,065
Changes in equity in 2024 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	5,501,254	5,501,254	121,998	5,623,252
Other comprehensive income excluding amount transferred to accumulated results from investment sale, Note 16(d)	–	–	–	–	–	24,116	206,271	9,770	(69,383)	(114,143)	–	56,631	3,952	60,583
Transfer of fair value reserve to retained earnings, note 16(d)	–	–	–	–	–	(137,787)	–	–	–	–	–	(137,787)	–	(137,787)
Total comprehensive income	–	–	–	–	–	(113,671)	206,271	9,770	(69,383)	(114,143)	5,501,254	5,420,098	125,950	5,546,048
Transfer of fair value reserve of equity instruments designated at FVOCI due to sale of Alicorp shares	–	–	–	–	–	–	–	–	–	–	137,787	137,787	–	137,787
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	1,778,787	–	–	–	–	–	(1,778,787)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	–	–	–	–	–	–	(2,788,657)	(2,788,657)	–	(2,788,657)
Distribution of extraordinary dividends, Note 16(d)	–	–	–	–	(875,991)	–	–	–	–	–	–	(875,991)	–	(875,991)
Dividends paid to non-controlling interest of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(106,922)	(106,922)
Minority purchase Mibanco Colombia	–	–	–	–	42,964	–	–	–	–	–	–	42,964	(36,781)	6,183
Purchase of treasury stock, Note 16(b)	–	–	(2,434)	(108,460)	–	–	–	–	–	–	–	(110,894)	–	(110,894)
Share-based payment transactions	–	–	1,588	56,528	(954)	–	–	–	–	–	–	57,162	–	57,162
Dividends not collected	–	–	–	–	5,281	–	–	–	–	–	–	5,281	–	5,281
Others	–	–	–	–	–	–	–	–	–	–	(1,303)	(1,303)	1,475	172
Balances as of December 31, 2024	1,318,993	(204,326)	(4,553)	176,307	27,202,665	44,490	(191,151)	(1,633)	309,961	52,960	5,642,738	34,346,451	630,783	34,977,234

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Note		2024	2023	2022
			S/000	S/000	S/000

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year			5,623,252	4,959,878	4,760,110

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c	)	3,943,301	3,957,143	2,158,555
Depreciation and amortization	9 and 10(a)		570,830	511,174	485,207
Depreciation of right-of-use assets	11(a	)	142,640	147,833	151,282
Depreciation of investment properties	12(h	)	9,098	8,115	7,107
Provision for sundry risks	25		315,214	95,873	43,846
Deferred (income) tax expense	17(b	)	(54,943)	(76,088)	113,063
Net gain on securities	21		(362,295)	(425,144)	(5,468)
Impairment loss on goodwill	10(b	)	27,346	71,959	–
Net gain of trading derivatives			(156,195)	(53,665)	(65,187)
Net Income from sale of property, furniture and equipment	25		(68,037)	(1,654)	(14,979)
(Gain) loss net from sale of seized and recovered assets			(27,172)	1,867	(11,355)
Expense for share-based payment transactions	23		104,848	83,328	81,679
Net gain from sale of written-off portfolio	25		(21,295)	(83,515)	(18,712)
Intangible losses due to withdrawals and dismissed projects	25		131,142	96,978	25,140
Others			145,492	3,005	28,840
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans			(4,461,273)	(1,105,306)	(5,385,064)
Investments at fair value through profit or loss			412,376	(456,626)	1,575,498
Investments at fair value through other comprehensive income			(2,555,702)	(5,164,701)	(460,914)
Cash collateral, reverse repurchase agreements and securities borrowings			383,427	(330,448)	622,589
Sale of written off portfolio			55,230	239,599	24,543
Other assets			(1,111,692)	520,331	413,307

Net increase (decrease) in liabilities
Deposits and obligations			13,286,449	2,271,524	(46,199)
Due to Banks and correspondents			(1,600,761)	3,455,502	1,804,784
Payables from repurchase agreements and securities lending			(1,111,676)	(2,790,671)	(9,034,940)
Bonds and notes issued			348,532	(2,213,122)	(298,572)
Short-term and low-value lease payments			(118,156)	(108,357)	(106,356)
Other liabilities			2,375,248	2,604,047	3,107,346
Income tax paid			(1,703,135)	(2,139,140)	(1,106,572)
Net cash flow from operating activities			14,522,093	4,079,719	(1,151,422)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note		2024	2023	2022
			S/000	S/000	S/000
NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment			98,223	53,152	5,373
Revenue from sale of investment property			47,100	-	(359)
Revenue from sales and reimbursement of investment to amortized cost			1,740,670	1,245,434	1,006,325
Purchase of property, furniture and equipment	9		(310,144)	(322,371)	(192,700)
Purchase of investment property	12(h	)	(70,399)	(37,667)	(87,132)
Purchase of intangible assets	10(a	)	(801,290)	(828,803)	(703,670)
Purchase of investment at amortized cost			(176,601)	(1,359,245)	(1,122,802)
Acquisition of subsidiaries, net of cash received			–	(5,564)	–
Net cash flows from investing activities			527,559	(1,255,064)	(1,094,965)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	16(e	)	(3,664,648)	(1,994,037)	(1,196,422)
Dividends paid to non-controlling interest of subsidiaries			(106,777)	(62,051)	(48,577)
Principal payments of leasing contracts			(152,693)	(157,386)	(156,529)
Interest payments of leasing contracts			(22,828)	(25,574)	(25,054)
Purchase of treasury stock	16(b	)	(110,894)	(85,575)	(83,605)
Sale of treasury stock			–	–	9,949
Acquisition of non-controlling interest			(36,781)	(1,773)	(5,877)
Subordinated bonds			2,284,200	62,044	(94,700)
Net cash flows from financing activities			(1,810,421)	(2,264,352)	(1,600,815)

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate			13,239,231	560,303	(3,847,202)
Effect of changes in exchange rate of cash and cash equivalents			410,258	(760,651)	(1,325,381)
Cash and cash equivalents at the beginning of the period			33,920,614	34,120,962	39,293,545
Cash and cash equivalents at the end of the period	4(a	)	47,570,103	33,920,614	34,120,962

Additional information
Interest received			19,896,077	18,658,791	14,717,523
Interest paid			(5,852,580)	(5,080,522)	(2,847,538)

Transactions that do not represent cash flow
Recognition of lease operations			45,463	103,715	108,751
Reclassification from investments at amortized cost to fair value with changes in equity			–	–	2,232,663
Sale option of minor shares of MiBanco Colombia			–	–	(42,964)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2024	As of January 1, 2024	Received	Paid	Exchange difference	Others	As of December 31, 2024
	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds	5,680,120	2,284,200	–	48,509	3,883	8,016,712
Lease liabilities	512,579	–	(175,521)	3,986	63,773	404,817
	6,192,699	2,284,200	(175,521)	52,495	67,656	8,421,529

		Changes that generate cash flows		Changes that do not generate cash flows
2023	As of January 1, 2023	Received	Paid	Exchange difference	Others	As of December 31, 2023
	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds	5,738,414	284,944	(222,900)	(150,568)	30,230	5,680,120
Lease liabilities	578,074	–	(182,960)	(8,627)	126,092	512,579
	6,316,488	284,944	(405,860)	(159,195)	156,322	6,192,699

		Changes that generate cash flows		Changes that do not generate cash flows
2022	As of January 1, 2022	Received	Paid	Exchange difference	Others	As of December 31, 2022
	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds	6,061,301	–	(94,700)	(253,293)	25,106	5,738,414
Lease liabilities	655,294	–	(181,583)	(14,782)	119,145	578,074
	6,716,595	–	(276,283)	(268,075)	144,251	6,316,488

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or the “Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and according to Bermuda’s economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp’s activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp’s structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, as of October 29, 2020, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp’s strategy, objectives and goals, main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp’s subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of group activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito S.A., a subsidiary of Credicorp.

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

These consolidated financial statements were approved and authorized for issuance by Management and the Audit Committee on April 22, 2025. No significant events or transactions were identified between April 22, 2025, and April 25, 2025, additional to the dividend distribution approved describe in Note 16.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	SIGNIFICANT TRANSACTIONS

Main acquisitions, incorporations and mergers -

Acquisition of the remaining 50.0 percent stake in Pacífico EPS and the joint venture with and Empresas Banmédica:

On November 01, 2024 Credicorp has entered into an agreement to acquire the 50.0 percent interest from Empresas Banmedica (“Banmedicá” hereafter) in the partnership and participation agreement entered into in December 2014 between Pacifico Compañía de Seguros y Reaseguros S.A. (“Pacifico Seguros”) and Banmédica.

The closing is subject to regulatory approvals and other customary closing conditions.

Pursuant to this acquisition, upon obtaining all required approvals and closing conditions, Banmédica will transfer its 50.0 percent interest in the private health insurance business in Peru (Joint Venture Agreement) to Pacifico Seguros. In addition, Banmédica will transfer its 50.0 percent interest in Pacifico S.A. Entidad Prestadora de Salud (“Pacifico EPS”), which manages the corporate employee health insurance and medical services businesses in Peru, to Credicorp’s subsidiary, Grupo Crédito S.A.

3	MATERIAL ACCOUNTING POLICIES

The material accounting policies used in the preparation of Credicorp’s consolidated financial statements are detailed below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

(i)	The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2024, and 2023, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss, which have been measured at fair value.

The consolidated financial statements are presented in soles (S/), which is the functional currency of Credicorp Ltd and subsidiaries, see paragraph (d) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including the expectation of future events that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio and the estimation of the liability for life insurance contracts under the general valuation model.

There are also other estimates, such as: valuation of investments, liabilities for claims incurred, intangibles, goodwill impairment, credit loss for investments at fair value through other comprehensive income and investments at amortized cost, valuation of derivative financial instruments and deferred income tax. The accounting criteria for these estimates are described below.

The Group has adopted the following standards and amendments for the first time for its annual period beginning on or after January 1, 2024, as described below:

-	Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following points:

-	The meaning of the right to defer settlement of a liability.
-	That the right to defer settlement of the liability must exist at the end of the period.
-	That classification is not affected by the probability that the entity will exercise its right to defer settlement of the liability.
-	That only if any embedded derivative in a convertible liability represents an equity instrument, the terms of the liability would not affect its classification.

In addition, a disclosure requirement was introduced when a liability derived from a loan agreement is classified as non-current and the entity’s right to defer settlement is subject to the fulfillment of future commitments within a period included in a twelve-month period.

The adoption of the modification did not have significant effects on the consolidated financial statements of the Group.

-	Supplier Financing Agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional information about such arrangements to be disclosed. The objective of the disclosure requirements imposed by the amendments is to help users of financial statements have a better understanding of the effects of supplier financing arrangements on liabilities, cash flows and exposure to liquidity risk of an entity.

The adoption of the modification did not have significant effects on the consolidated financial statements of the Group.

(ii)
The consolidated financial statements for the year ended December 31, 2022, which are presented for comparative purposes, have been restated due to the initial implementation of IFRS 17, Insurance Contracts, on January 1, 2023. Due to this initial implementation, the Group has restated its consolidated financial statements recognizing a decrease in equity of S/210.8 million as of January 1, 2022 (transition day), and as of December 31, 2022, an increase in equity of S/15.5 million and net income of S/14.7 million.

Additionally, IFRS 17 requires that the net balances of insurance and reinsurance contract portfolios be presented as assets or liabilities, as appropriate, in the consolidated statement of financial position. In this sense, the amounts related to these accounts differ from what was previously presented under IFRS 4 as of December 31, 2022.

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

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, Note 3(w).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction (equity transaction) and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in equity.

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

As of December 31, 2024 and 2023, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS Accounting Standards and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	231,724,646	213,520,111	197,418,592	181,336,108	34,306,054	32,184,003	5,179,505	4,562,831	4,598,002
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.86	98.86	17,890,138	16,549,171	14,504,765	13,443,688	3,385,373	3,105,483	765,767	803,384	460,326
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	6,014,937	6,870,781	5,026,510	5,729,744	988,427	1,141,037	569,689	474,780	228,474
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and Asset management, Bermudas	100.00	100.00	5,235,733	5,817,259	4,070,432	4,655,097	1,165,301	1,162,162	58,501	(135,495)	31,089
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	260	347	4	69	256	278	(22)	(106)	(646)

(i)
Grupo Crédito is a company whose main activities are to carry out management and administration activities of the Credicorp Group’s subsidiaries and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. We present the individual or consolidated figures of their financial statements are presented in accordance with IFRS Accounting Standards and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.74	211,086,260	193,804,856	184,934,666	168,645,448	26,151,594	25,159,408	5,311,804	4,583,662	4,683,775
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	14,028,528	13,558,260	13,106,538	12,740,067	921,990	818,193	92,781	84,898	80,377
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	657,971	740,728	182,419	240,656	475,552	500,072	132,926	149,549	109,511
Tenpo SpA y Subsidiarias (d)	Financial Services, Chile	100.00	100.00	903,698	387,355	646,952	185,502	256,746	201,853	(118,344)	(111,692)	(124,748)

a)
BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2024, the assets, liabilities, equity and net result of Mibanco amount to approximately S/16,947.3 million, S/14,279.3 million, S/2,668.0 million and S/309.1 million, respectively (S/16,897.8 million, S/13,902.2 million, S/2,995.6 million, and S/203.8 million, respectively December 31, 2023).

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

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2024, the assets, liabilities, equity and net result of BCB were approximately S/13,974.7 million, S/12,968.7 million, S/1,006.0 million and S/93.5 million, respectively (S/13,500.9 million, S/12,612.3 million, S/888.6 million and S/83.1 million, respectively as of December 31, 2023).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)
Tenpo SpA (hereinafter “Tenpo”, before “Krealo SpA”) was established in Chile in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”). This group of companies provides some financial products and is in the process of being approved by the Chilean Superintendency of Banks and Financial Institutions to grant a banking license and open Tenpo Bank.

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

(iii)
Its most important subsidiary is ASB Bank Corp. (merged with Atlantic Security Bank on August 2021), was established in September 9, 2020 in the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)
Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS Accounting Standards before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	4,204,281	4,803,072	3,404,834	3,997,781	799,447	805,291	27,913	(163,342)	16,198
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	717,727	681,338	548,753	502,248	168,974	179,090	9,460	(10,716)	12,658
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	278,115	296,083	111,448	149,459	166,667	146,624	21,958	4,318	5,268

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

As of December 31, 2024, and 2023, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Capital Colombia S.A.	100.00	100.00	1,591,003	2,328,169	1,408,214	2,123,915	182,789	204,254	75,050	37,120	33,045
MiBanco – Banco de la Microempresa de Colombia S.A.	90.76	89.11	2,278,827	2,113,333	1,900,048	1,848,607	378,779	264,726	(9,521)	(72,608)	13,513

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

Credicorp and its subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities,  given the fact their major transactions and operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; are entered into and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency of the entity. These transactions are initially recorded by Group entities at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at each reporting date.

The differences arising from the exchange rate prevailing at each reporting date and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Exchange differences result”, except for those that correspond to monetary items that are part of a hedging strategy for a net investment abroad, said accumulated difference is recognized in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Bermuda Islands, Panama, Bolivia, United States of America and Mexico have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at each reporting date.
-	Income and expense, at the average exchange rate for each month of the year.

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

Below is the accounting policy for the Group’s insurance activities:

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

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches, and healthcare.

Accounting treatment of insurance and reinsurance contracts:

Separation of the components of insurance and reinsurance contracts -

The Group evaluates its insurance and reinsurance products to determine if they contain components that must be accounted for under another IFRS instead of IFRS 17.

After separating the various components, an entity must apply IFRS 17 to all remaining components of the (host) insurance contract.

Currently, the Group’s products do not include differentiated components that require separation.

Investment components are the amounts that an insurance contract requires an insurer to reimburse a policyholder in all circumstances, even if an insured event does not occur.

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

The components of the profit commission are assessed to be highly interrelated with the insurance component of reinsurance contracts so that they are considered non-distinct investment components so that separate accounting is not required. However, receipts and payments of these investment components are recognized outside of profit or loss.

Aggregation level and classification -

The grouping of contracts into units of account is carried out based on the types of products, currency, cost and year of subscription; because they have similar risks, they are managed jointly, and no contract portfolio can contain contracts issued more than one year apart.

The Group classifies a portfolio of insurance and reinsurance contracts into two categories based on the expected profitability at the policy or contract level at the time of its recognition based on reasonable and sustainable information in:

-	Onerous contracts: A contract will be classified as onerous initial recognition date the present value of the expected outflows is greater than the inflows.

-	Non-onerous contracts: Will contain contracts for which, at initial recognition, the present value of the expected outflows is less than the present value of the inflows.

It should be noted that a contract for accounting purposes may differ from what is considered a contract for other purposes (i.e. legal or management).

The expected return of these portfolios at inception is determined based on existing actuarial valuation models that consider new and existing businesses.

Recognition of insurance and reinsurance contracts -

The Group recognizes the groups of insurance contracts it issues starting from the first of the following:

-	The beginning of the coverage period of the group of contracts.
-	The due date of the first payment from a policyholder in the group becomes due.
-	For a group of onerous contracts, when the group becomes onerous.

The Group recognizes a group of reinsurance contracts that it has entered into from the earliest of the following:

-	In all other cases from the beginning of the coverage period of the group of reinsurance contracts held.
-
The date the Group recognizes an onerous group of underlying insurance contracts if the Group entered into the related reinsurance contract held in the group of reinsurance contracts held at or before that date.

-
Whether the reinsurance contracts held provide proportional coverage at the beginning of the coverage period of the group of reinsurance contracts held or at the initial recognition of any underlying contract, whichever is later.

Contract boundary -

The Group includes in the measurement of a group of insurance contracts all future cash flows within the limit of each contract in the group. Cash flows are within the limits of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group has a substantive obligation to provide the policyholder with insurance services insurance contract.

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

-	The price of the premium until the date of re-evaluation of the risks does not consider the risks that relate to periods after the date of reassessment.

A liability or asset related to expected premiums or claims outside the limit of the insurance contract is not recognized. These amounts refer to future insurance contracts.

For life contracts with renewal periods, the Group assesses whether the premiums and related cash flows arising from the renewed contract are within the contract boundary.

Renewal prices are established by the Group considering all risks covered for the insured that would be considered when signing equivalent contracts on the renewal dates of the remaining service.

The Group re-evaluates each group’s contract boundary at the end of each reporting period.

Measurement at initial recognition -

General model (BBA) - Insurance contracts

The general model measures a group of insurance contracts as the total of:

-	Fulfillment cash flows.
-	A risk adjustment for non-financial risk.
-	The contractual service margin (CSM) which represents the unearned technical profit that the Group will recognize as it provides services in the future.

Compliance cash flows comprise:

-	Estimates of future cash flows considering their probability of occurrence.
-	An adjustment to reflect the time value of money and the financial risks related to future cash flows.

The cash flows for each scenario are weighted according to the probability of their occurrence based on the experience of the Group’s portfolio and are discounted using current interest rate assumptions (risk-free curve + Matching Adjustment).

When estimating future cash flows, the Group includes all cash flows that are within the contract boundary, including:

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

If the initial estimate of the cash flows of a group of contracts results in a net loss, these contracts become onerous contracts and a liability is recognized at that initial moment in the consolidated statement of financial position as a “loss component” or “Loss Component”.

A group of contracts that were not onerous on initial recognition may subsequently become onerous if assumptions change, even though the classification of their grouping or Unit of Account remains unchanged.

Simplified Model – initial recognition

The simplified model of the general method is the Premium Allocation Approach (PAA), which is applied by the Group for insurance and reinsurance contracts with a boundary equal to or less than one year or for which the amount of the provision does not differ significantly of the general model.

If significant variability in cash flows from compliance is initially expected that would affect the measurement of the remaining coverage liability, the simplified method cannot be applied.

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

For insurance contracts that apply the PAA approach, the Group initially recognizes written premiums net of commissions and deferred premiums as provision of remaining coverage (Liability for Remaining Coverage, LRC).

Post measurement - insurance contracts

The carrying amount of a group of insurance contracts after initial recognition will consist of:

(a)	Liability for Remaining Coverage (LRC) comprising compliance cash flows, risk adjustment for non-financial risk and CSM of the Contract Group at the end of the reporting period.

(b)
Incurred claims liability, which comprises compliance cash flows relating to the payment of reported and pending claims, incurred but not reported claims (IBNR) and claim settlement expenses. A risk adjustment for non-financial risk is also included.

The Group will recognize income or expenses for the variation in the carrying amount of the Liability for Remaining Coverage and the liability for claims incurred:

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

For a group of insurance contracts without direct participation components, the carrying value of the CSM at the end of the reporting period is equal to the carrying value at the beginning of the reporting period adjusted as follows:

-	The effect of new contracts added to the group. interest accrued on the carrying amount of the CSM during the reporting period, measured at the discount rates at initial recognition.

-	Changes in compliance cash flows related to future service such as:

o	Adjustment for experience: it must be disaggregated to reflect the different factors that cause such adjustments in the expected future benefits of the Group:

•
Adjustment in compliance flows due to claims experience is the variation in actual claims compared to expected claims. Likewise, this variation in the accident rate may lead to changes in the expected compliance flows. This variation will be recorded in a change in the CSM amount.

•
Adjustment for variation in operating assumptions - A variation in the projection operating assumptions (mortality, expenses, rescues, etc.) will be recorded against the CSM for the period. This change will be cumulative with the adjustments made previously.

•
Adjustment for premiums collected: Insurance premiums that relate to future service that have been received in the period require an adjustment to the contractual service margin. Likewise, an additional analysis must be carried out on the extraordinary contributions that the policyholder may make. Whether these new contributions made by the insured, different from regular premiums, should be considered new contracts or part of existing contracts. Therefore, it must be evaluated whether the new contributions are valued using the same conditions as at the beginning of the contract or if they are modified (mortality table, administration expenses, guaranteed rates, etc.).

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

The locked-in discount rate is the weighted average of the rates applicable at the date of initial recognition of contracts that joined a group over a 12-month period. The discount rate used for accretion of interest on the CSM is determined using the bottom-up approach at inception.

For a group of insurance contracts with direct participation components, the amount of CSM to be reported in the books will be obtained by applying a series of adjustments to the value of the CSM of the previous period:

-	The effect of the new contracts added to the group.
-	The entity’s participation in the change in the fair value of the underlying elements.
-	Changes in compliance cash flows, such as a change in the entity’s loss experience and future expenses compared to those expected in the previous period.
-	The effect of currency exchange differences on the CSM.
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

The loss component is released based on a systematic allocation of subsequent changes related to future service in compliance cash flows to:

(i)	The loss component; and

(ii)
the remaining coverage liability excluding the loss component. The loss component is also updated for subsequent changes related to future service in estimates of compliance cash flows and risk adjustment for non-financial risk.

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

Simplified model (premium allocation approach) -

The Group measures the carrying amount of the liability for remaining coverage at the end of each reporting period as the liability for remaining coverage at the beginning of the period:

-	Plus, premiums received in the period.

-	Minus insurance acquisition cash flows, with the exception of property insurance product line for which the Group chooses to expense insurance acquisition cash flows as they occur.

-	Plus, any amounts relating to the amortization of the insurance acquisition cash flows. recognized as an expense in the reporting period for the group.

-	Minus the amount recognized as insurance revenue for the services provided in the period.

The Group estimates the liability for incurred claims as the fulfilment cash flows related to incurred claims. The fulfilment cash flows incorporate, in an unbiased way, all reasonable and supportable information available without undue cost or effort about the amount, timing and uncertainty of those future cash flows, they reflect current estimates from the perspective of the Group and include an explicit adjustment for non-financial risk (the risk adjustment). The Group does not adjust the future cash flows for the time value of money and the effect of financial risk for the measurement of liability for incurred claims that are expected to be paid within one year of being incurred.

Where, during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the Group recognizes a loss in profit or loss for the net outflow, resulting in the carrying amount of the liability for the group being equal to the fulfilment cash flows. A loss component is established by the Group for the liability for remaining coverage for such onerous group depicting the losses recognized.

The subsequent measurement of reinsurance contracts held follows the same principles as those for insurance contracts issued and has been adapted to reflect the specific features of reinsurance held.

Presentation -

For presentation in the consolidated statement of financial position, the Group aggregates insurance and reinsurance contract portfolios that are assets or liabilities and presents them separately in the following items:

-	Reinsurance Contract Assets.
-	Insurance Contract Libility.

The presentation in the consolidated statement of comprehensive income is as follows:

-	Insurance service result (including insurance service income and expenses).
-	Reinsurance service result (including income and expenses from reinsurance contracts).
-	Net financial expenses from insurance activity, presented in interest and similar expenses, see Note 19.

Significant judgments and estimates -

The Group bases its assumptions and estimates on parameters derived from portfolio experience and these are used to prepare the financial statements. However, existing circumstances and assumptions about future developments could change due to changes in the market or circumstances beyond the Group’s control. Parameters are updated to reflect such changes in assumptions as necessary.

The Group reevaluates the CSM in each period with adjustment for the entity’s experience and adjustment for change of assumptions if necessary. The parameters used for the estimation of future cash flows are derived from the actual experience of the company’s policy portfolios and the following assumptions are evaluated: mortality, longevity, disability, claims, expenses and declines.

For the measurement of the present value of future cash flows, it is necessary to define discount rates that consistently reflect the time value of money.

For the general model, it should be noted that in each valuation, it will be necessary to have two types of differentiated interest rates for discounting cash flows:

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

Insurance contract liabilities are calculated by discounting the expected future cash flows at a risk-free rate, plus an illiquidity premium when applicable. The risk-free rates are determined by reference to interest rate curves published by the SBS for contracts issued in soles and VAC soles, and by reference to U.S. Treasury bond yields for contracts issued in U.S. dollars.

To determine the discount curve of the initial rate established on the date of initial recognition of the contract, the liquidity premium is determined using the Matching Adjustment methodology. This methodology is based on the assets themselves that cover the Group’s liabilities and is calculated as the IRR of the de-risked assets minus the IRR of the liabilities, minus the average “Cost of Downgrade” of the portfolio and an adjustment for the portfolio’s sub-investment grade investments. The Matching Adjustment is determined by product type and currency. The discount rates applied to discount future cash flows are summarized below:

	1 year			3 years			5 years
	2024	2023	2022	2024	2023	2022	2024	2023	2022

Soles	4.86%	5.98%	6.75%	5.41%	6.18%	7.05%	6.20%	6.62%	7.59%
Soles VAC	1.69%	1.44%	1.73%	2.59%	3.13%	3.44%	3.18%	3.58%	4.19%
Dollars	5.71%	6.52%	7.21%	5.82%	5.74%	6.70%	5.93%	5.57%	6.47%

	10 years			20 years
	2024	2023	2022	2024	2023	2022

Soles	7.40%	7.12%	8.23%	7.88%	7.41%	8.37%
Soles VAC	3.66%	3.91%	4.72%	3.91%	4.08%	4.97%
Dollars	6.13%	5.61%	6.36%	6.41%	5.93%	6.62%

The other assumptions used in the determination of expected cash flows are:

- Mortality and morbidity rates

The assumptions are based on standard industry tables, depending on the type of contract entered into. They reflect recent historical experience and are adjusted where appropriate to reflect the Group’s own experiences. Mortality assumptions are differentiated in some products by gender of the insured, underwriting class and contract type.

An increase in expected mortality and morbidity rates would increase the expected cost of life insurance claims, which would reduce the Group’s expected future earnings.

- Longevity

Assumptions are based on industry standard Peruvian regulatory tables, adjusted where appropriate to reflect the Group’s own risk experience. For pensions, expected future longevity improvements are considered. Assumptions are differentiated by a number of factors including (but not limited to) policyholder gender, risk class and contract type. An increase in expected longevity rates would lead to an increase in the expected cost of immediate and future annuity payments, which would reduce the Group’s expected future earnings.

- Expenses

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies and associated overhead. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if applicable. An increase in the expected level of expenses would reduce the Group’s expected future earnings. Cash flows within the contract boundary include an allocation of fixed and variable overhead expenses directly attributable to the performance of the insurance contracts. Such overheads are allocated to groups of contracts using methods that are systematic and rational and are applied consistently to all costs that have similar characteristics.

- Lapse rates and surrenders

Forfeitures relate to the termination of policies due to non-payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders to withdraw the surrender value of contracts. Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type, policy duration, distribution channel and market interest rate trends. An increase in lapse rates early in the life of the policy would tend to reduce the Group’s earnings, but subsequent increases have a broadly neutral effect.

f)	Financial instruments: Initial recognition and subsequent measurement –

A financial instrument is any agreement that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determines the classification of its financial instruments at the time of initial recognition.

All financial instruments are initially recognized at their fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issuance of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of the assets within a period established in accordance with regulations or conventions in the market (regular way purchases or sales) are recognized at the trade date, that is, the date on which the Group undertakes to buy or sell the asset.

As of December 31, 2024 and 2023, the Group classified financial assets into one of the categories defined by IFRS 9: financial assets i) at fair value through profit or loss, ii) at fair value through other comprehensive income or iii) at amortized cost based on:

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

SPPI Test (Solely Payments of Principal and Interest) –

This test consists in the evaluation of the cash flows generated by a financial instrument to verify whether the contractual conditions of the financial asset arise, on specified dates to cash flows that are solely payments of principal and interest. To adapt to this concept the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified as at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost –

A financial asset is classified as at amortized cost if the following conditions are met:

-	It is held within a business model whose objective of which is to maintain the financial asset to obtain the contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After initial recognition, financial assets in this category are measured at amortized cost, using the effective interest rate method, less any credit loss provision. The amortized cost is calculated taking into account any discount or premium incurred in the acquisition and fees that constitute an integral part of the effective interest rate. Interest income is included in the “Interest and similar income” item in the consolidated statement of income.

Financial assets at amortized cost include direct credits that are recorded when the funds are disbursed to clients, and indirect credits (contingent) that are recorded when the documents that support said credit facilities are issued. Likewise, the Group considers as refinanced or restructured those loans that change their payment schedule due to difficulties in payment by the debtor.

The impairment loss is calculated using the expected loss approach and is recognized in the consolidated statement of income in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for credits.

The balance of financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

(ii)	Financial assets at fair value with changes in other comprehensive income –

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, for non-trading purposes, irrevocably designated as such at initial recognition.

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

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and is reported as interest income using the effective interest rate method.

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

The estimated fair value of investments in debt instruments is determined primarily based on quotes or, in the absence of these, on the basis of discounted cash flows using market rates consistent with the credit quality and maturity of the debt instruments.

An impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” in the consolidated statement of income, in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at the initial recognition) –

At initial recognition, the Group can make an irrevocable choice to classify equity instruments, which are not for trading, but held strategic purposes, as “At fair value through other comprehensive income”.

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

As a result, equity instruments classified in this category do not require a loss impairment evaluation.

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

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable election is made, at initial recognition, to designate them at fair value through other comprehensive income.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. Dividend income is recorded in the “Interest and similar income” item in the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss since the moment of initial recognition -

At the time of initial recognition, Management may irrevocably designate financial assets as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from the measurement of the assets or liabilities or the recognition of their profits and losses on different bases.

After their initial recognition, they are measured at fair value, recording the changes in the consolidated statement of income.

As of December 31, 2024 and 2023, the Group classified financial liabilities at initial recognition as measured at amortized cost, except for financial liabilities at fair value through profit or loss. These liabilities include derivatives that are measured at fair value.

The interest incurred is accrued in the “Interest and similar income” item in the consolidated statement of income.

Likewise, at initial recognition, Management may irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is met:

-	A measurement inconsistency that would otherwise arise when using different criteria to measure assets or liabilities is eliminated or significantly reduced; or
-
They are part of a group of financial liabilities, which are managed, and their performance is evaluated on a fair value basis, in accordance with a documented investment or risk management strategy; or

-	The financial liability contains one or more embedded derivatives that significantly modify the otherwise required cash flows.

(iv)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place whenever the business model for managing the financial assets changes. It is expected that this change will be very infrequent. These changes are determined by approval of the Group’s management as a result of external or internal changes, which must be significant to the Group’s operations and demonstrable to third parties. Financial liabilities are never reclassified.

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

g)	De-recognition of financial assets and liabilities –

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

Financial liabilities:

A financial liability is derecognized when the obligation to pay is discharged, cancelled, or expires. When an existing financial liability is exchanged for another from the same borrower under significantly different terms (fails the 10.0 percent test established in IFRS 9), or the terms are substantially modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, with the difference between the carrying amount of the initial financial liability and the consideration paid recognized in the consolidated statement of comprehensive income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when there is a legally enforceable right to offset them and the Management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

As of December 31, 2024, and December 31, 2023, the Group applies a three-stage approach to measure the provision for credit losses, using an expected credit loss impairment model as set out in IFRS 9, for the following categories:

-	Financial assets at amortized cost.
-	Debt instruments classified as investments at fair value through other comprehensive income.
-	Indirect loans presented as off-balance accounts in the statement of financial position.

Financial assets classified or designated at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets migrate through three stages based on changes in credit risk from initial recognition.

Impairment model of expected credit losses -

Calculations of credit losses result from models with a series of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfall events related to default events, either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit impairment from inception. The expected credit loss reflects a probability-weighted outcome considering a range of multiple outcomes based on reasonable and supported forecasts.

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

Changes from one stage to another –

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	If the probability of default (“PD”) at the reporting date exceeds the PD at the origination date by 50.0 percent (absolute thresholds) in all portfolios.

-	If the PD at the reporting date exceeds the PD at the origination date at an individualized level for each risk level and by portfolio (relative thresholds).

-	The follow-up, alert and monitoring systems for risk portfolios that depend on the current risk policy in Wholesale and Retail Banking are integrated.

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
-
Debt instruments measured at fair value through other comprehensive income: no provision is recognized in the consolidated statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in accumulated other comprehensive income;

-	Indirect credits: the provision for credit loss is presented under “Other liabilities” in the consolidated statement of financial position.

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

j)	Business Combinations –

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

When the Group acquires a business, it assesses the financial assets and liabilities assumed for proper classification and naming in accordance with contractual terms, economic circumstances, and conditions relevant at the acquisition date. This includes the separation of implicit derivatives in contracts entered into by the acquiree.

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

The acquisition of additional non-controlling interest is recognized directly in equity; the difference between the amount paid and the net assets acquired is recognized as an equity transaction. Therefore, the Group does not recognize any additional goodwill after acquiring the non-controlling interest, nor does it recognize a gain or loss on the sale of the non-controlling interest.

If there is a contractual obligation to acquire the shares of the non-controlling interest through a put option, the Group will initially recognize a liability at fair value through profit or loss equivalent to the fair value of the non-controlling interest against the “Other reserves” account in equity. After initial recognition, the liability is measured at fair value, recording changes in the consolidated statement of profit or loss until the option is exercised. If the option expires without being exercised, the liability is derecognized, adjusting equity.

The equity attributable to the non-controlling interest is presented separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is presented separately in the consolidated statement of profit or loss and in the consolidated statement of comprehensive income.

If a business combination is achieved in stages, the carrying amount of the previous participation held in the acquiree is remeasured at fair value at the date of acquisition, with the resulting gains or loss recognized in profit or loss. Likewise, in accordance with IFRS 3, from the acquisition date of a company not under common control, the acquirer has a 12-month period to make adjustments to the initial recognition of goodwill.

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

The consolidated financial statements of the Group have been presented considering the aforementioned.

k)	Intangible assets –

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life.

Intangible assets resulting from business combinations are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20.0
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22.0
Client relationship - Ultraserfinco	9.2
Brand - Mibanco	25.0
Brand - Joinnus	20.0
Brand - Culqi	5.0
Fund manager contract - Credicorp Capital Colombia	20.0 and 28.0
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11.0 and 24.0
Fund manager contract - Ultraserfinco	23.0

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

l)	Goodwill –

Goodwill is the excess of the sum of the consideration transferred and the fair value recognized for the acquisition of the net assets acquired and liabilities assumed in a business combination. If the fair value of the net assets acquired exceeds the consideration transferred, the gain will be recognized in the consolidated statement of income.

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

m)	Impairment of Non-Financial Assets –

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

n)	Bank Acceptances –

Customer debt for acceptances corresponds to accounts payable by customers for import and export transactions, the obligations of which have been accepted by the Group. Obligations to be assumed by the Group are recorded as liabilities.

o)	Financial Guarantees -

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

p)	Provisions –

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that resources will be required to settle that obligation, and the amount can be reliably estimated.

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

q)	Contingencies –

Contingent liabilities are disclosed in notes unless the possibility of a disbursement is remote. Contingent assets are not recorded in the financial statements; These are disclosed if it is probable that an inflow or receipt of economic benefits will be realized.

r)	Income Tax –

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

Deferred tax assets and liabilities are recognized regardless of the time it is estimated that temporary differences are offset. Deferred assets are recognized when it is probable that there will be sufficient future taxable income for the temporary difference to be applied. At the date of the consolidated statement of financial position, Credicorp and its subsidiaries assess unrecognized deferred assets and the recoverability of recognized ones.

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

s)	Earnings for Share –

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

t)	Derivative financial instruments and hedge accounting –

Trading –

The Group trades derivative financial instruments to meet the needs of its clients. The Group may also take positions with the expectation of benefitting from favorable movements in prices, rates, or indices.

Part of the derivative transactions that provide effective economic hedges under the Group’s risk management positions do not qualify as hedges under the specific rules of IFRS 9 and are therefore treated as derivatives for trading purposes.

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

The effective portion of the cumulative gain or loss on the hedging instrument is recognized directly in other comprehensive income in the “Cash flow hedge reserves” line of the consolidated statement of changes in equity, and is reclassified to the consolidated statement of income in the same period or periods in which the hedged transaction affects results; that is, when the income or financial expenses related to the hedge are recorded, or when an anticipated transaction occurs.

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

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the hedged risk are recorded by affecting the carrying amount of the hedged item and are recognized in the consolidated statement of income.

For fair value hedges related to items recorded at amortized cost, any adjustment to the carrying amount of such items as a result of hedge discontinuation will be amortized through the consolidated statement of income over the remaining term of the hedge. Amortization at the effective interest rate may begin as soon as an adjustment occurs, but no later than when the hedged item is no longer adjusted for changes in its fair value attributable to the hedged risk.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

If a hedging instrument expires, is sold, settled, or exercised, or if its designation as a hedge no longer meets the criteria to be recorded as such, the hedging relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the fair value and the carrying amount of the hedged item at the end and the face value is amortized over the remaining term of the initial hedge, using the effective interest rate. If the hedged item is derecognized, the unamortized fair value is immediately recognized in the consolidated statement of income. At the same time, the derivative is recognized as a tradable derivative financial instrument.

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

(iv)	Implicit derivatives -

Implicit derivatives in a principal (or host) contract are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the principal contract and such principal contract is not held for trading or measured at fair value with effect on income.

The Group has investments indexed to certain liabilities from life insurance contracts, called “Investment Link”. These instruments have been classified by the Group since their initial recognition as “Financial assets designated at fair value through profit or loss”.

u)	Fair value measurement -

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

Also, the fair value of financial instruments measured at amortized cost is disclosed in Note 30.11(b).

v)	Segment information -

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

w)	Fiduciary activities, fund management, and pension funds -

The Group provides custody, administration, investment management, and advisory services to third parties that result in holding or lending assets on their behalf. These assets and the results on them are excluded from the consolidated financial statements, as they are not Group assets, Note 30.12.

Commissions generated by this activity are included in the “Commissions and fees” line of the consolidated statement of income.

x)	Cash and cash equivalents -

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

Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and the end of the period. This amount is presented separately from cash flows from operating, investing and financing activities and includes the differences, if any, had those cash flows been reported at end of period exchange rates.

y)	Repurchase and resale agreements and loans and financing with securities -

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

As part of this transaction, the Group delivers assets as collateral. When the counterparty receives securities and has the right to sell them or re-deliver them as collateral, the Group reclassifies these securities to the “Investments at fair value with changes in other comprehensive income under collateral” or “Investments at amortized cost under collateral” lines, as appropriate, in the consolidated statement of financial position. When the counterparty receives guarantee funds that will be restricted until the contract maturity, the Group reclassifies such cash to the “Guarantee funds, repurchase agreements, and financing with securities” line of the consolidated statement of financial position. When the counterparty receives credit portfolios as collateral, the Group maintains these credits in the “Credit portfolio, net” line in the consolidated statement of financial position, the control of which is kept in off-balance sheet accounts.

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

z)	International Financial Reporting Standards issued, but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not yet effective as of December 31, 2024.

-	IFRS 18 - “Presentation and Disclosures in Financial Statements” –

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements” which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies’ performance. Specifically, IFRS 18 introduces three predefined expense categories (operating, investing, financing) and two subtotals (“operating profit” and “profit before financing and income taxes”) to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.

This new standard will come into force on January 1, 2027. Management is assessing the potential effects this could have on the Group’s financial statements.

-	Amendments to IFRS 9 and IFRS 7 “Amendments to the classification and measurement of financial instruments” –

On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as environmental, social and governance (ESG). Additionally, they clarify that a financial liability should be derecognized on the ‘settlement date’ and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required in IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.
The amendments will come into force on January 1, 2026. Management is assessing the potential effects this could have on the Group’s financial statements.

-	IFRS 19 “Subsidiaries without Public Accountability” –

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement, and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability, and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS Accounting Standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted. As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2024	2023
	S/(000)	S/(000)

Cash and clearing (b)	4,892,244	5,227,446
Deposits with Central Reserve Bank of Peru (BCRP) (b)	36,665,481	23,673,777
Deposits with Central Bank of Bolivia and Colombia (b)	1,414,889	1,397,469
Deposits with foreign banks (c)	3,841,338	2,951,396
Deposits with local banks (c)	638,272	600,180
Interbank funds	54,687	–
Accrued interest	63,192	70,346
Total cash and cash equivalents	47,570,103	33,920,614
Restricted funds	85,093	10,334
Total cash	47,655,196	33,930,948

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see Note 3(x).

b)	Cash and clearing and deposits with Central Reserve Banks -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must be maintained able to honor their obligations with the public. The composition of these funds is as follows:

	2024	2023
	S/(000)	S/(000)

Legal cash requirements
Deposits with Central Reserve Bank of Peru (i)	21,665,571	21,182,492
Deposits with Central Bank of Bolivia	1,414,889	1,352,378
Deposits with Republic Bank of Colombia	–	45,091
Cash in vaults of Bank	4,420,164	4,490,602
Total legal cash requirements	27,500,624	27,070,563

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	14,049,388	1,546,478
Term deposits with Central Reserve Bank of Peru (iii)	240,000	–
Cash in vaults of Bank and others	472,080	736,844
Other Deposits BCRP	710,522	944,807
Total additional funds	15,471,990	3,228,129
Total	42,972,614	30,298,692

(i)
As of December 31, 2024 cash and deposits that generate interest subject to legal cash requirements in Peru in local and foreign currency are subject to an implicit rate of 5.61 percent and 34.60 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (6.01 percent and 34.87 percent, respectively, as of December 31, 2023)

As of December 31, 2024, part of the additional reserve funds in U.S. Dollar at a variable rate amounting to US$150.0 million, equivalent to S/564.6 million, have a cash flow hedge through interest rate swaps (IRS), through which said funds are converted to U.S. Dollar at a fixed rate, see Note 12(c).

The reserve funds, which represent the minimum mandatory, do not earn interest; however, the mandatory reserve deposited in BCRP more than minimum mandatory, earns interests at a nominal rate established by BCRP.

In Management’s opinion, the Group has complied with the requirements established by current regulations related to the calculation of the legal reserve.

(ii)
As of December 31, 2024, the Group maintains four “overnight” deposits with the BCRP, of which two is denominated in soles in amount of S/435.0 million and two in U.S. Dollar for a total of US$3,617.0 million, equivalent to S/13,614.4 million. To that date, the deposit in soles and deposits in U.S. Dollar accrue interest at annual rates of 3.00 percent and 4.44 percent, respectively, and have maturities at 3 days.

As of December 31, 2023, the Group maintains four “overnight” deposits with the BCRP, which two are denominated in soles for a total of S/1,160.0 million and two are denominated in U.S. Dollar for a total of US$104.2 million, equivalent to S/386.5 million. At said date, deposit in soles and deposits in U.S. Dollar accrue interest at annual rates of 4.00 percent and 5.34 percent,  respectively, and have maturities at 5 days.

(iii)
As of December 31, 2024, the Group maintain term deposits with the BCRP for an amount of S/240.0 million, accruing interest at an annual rate between 4.81 to 4.84 percent. As of December 31, 2023, the Bank and its Subsidiaries did not maintain term deposits with the BCRP.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. Dollar; these represent cash on hand and earn interest at market rates. As of December 31, 2024, and 2023 the Group do not maintain significant deposits with any bank.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2024	2023
	S/(000)	S/(000)

Cash collateral on repurchase agreements and security lendings (i)	362,723	607,639
Reverse repurchase agreement and security borrowings (ii)	670,454	719,722
Receivables for short sales	–	83,286
Total	1,033,177	1,410,647

(i)
As of December 31, 2024, the balance mainly comprises cash guarantees in U.S. Dollar and Bolivianos. Cash guarantees were delivered to the Central Bank of Bolivia, received in Bolivianos and U.S. Dollar for the equivalent of S/343.6 million (S/590.7 million, as of December 31, 2023).

The guarantee fund granted accrues interest at an average annual effective rate based on market rates. The liability related to this transaction is presented in “Accounts payable under repurchase agreements and securities lending” in the consolidated statement of financial position, see paragraph (c) below.

(ii)
Credicorp, through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2024						2023
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Instruments issued by the Colombian Government	Colombian peso	8.09	174,598	274,114	154,743	603,455	594,096	6.09	–	603,441	82,075	685,516	687,878
Other instruments	Several	2.64	34,065	9,562	23,372	66,999	66,993	0.96	6,722	25,585	1,899	34,206	34,223
			208,663	283,676	178,115	670,454	661,089		6,722	629,026	83,974	719,722	722,101

b)
Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2024						2023
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debt instruments, cash and credit portfolio (c)		–	281,977	–	7,547,457	7,829,434	8,155,962	–	–	9,582	8,596,559	8,606,141	9,268,346
Instruments issued by the Colombian Government	Colombian Pesos	4.68	127,103	721,207	–	848,310	848,310	6.22	–	1,410,328	–	1,410,328	1,408,486
Instruments issued by the Chilean Government	Chilean pesos	0.46	83,375	–	–	83,375	83,398	0.75	57,066	–	–	57,066	57,095
Other instruments		5.11	46,843	4,976	247,772	299,591	299,603	6.91	41,056	53,836	–	94,892	94,659
			539,298	726,183	7,795,229	9,060,710	9,387,273		98,122	1,473,746	8,596,559	10,168,427	10,828,586

c)	As of December 31, 2024, and 2023, the Group has repurchased agreements secured with: (i) cash, see Note 4(a) and (ii) investments, see Note 6(b). This item consists of the following:

		2024			2023
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP	Sol	January 2025 / September 2025	6,115,254	Investments	January 2024 / September 2025	5,436,564	Investments and credit portfolio
BCRP - Reactiva Perú (*)	Sol	May 2025 / December 2025	459,775	Loans guaranteed by National Government	May 2024 / December 2025	1,779,934	Loans guaranteed by National Government
Banco Central de Bolivia	Boliviano	March 2026	343,571	Cash	December 2024 / March 2025	590,715	Cash
Banco de la República de Colombia	Colombian Peso	January 2025	281,837	Cash	December 2024 / March 2025	9,569	Cash
Natixis S.A.	Sol	August 2028	270,000	Investments	August 2028	270,000	Investments
Citigroup Global Markets Limited	U.S. Dollar	August 2026	169,380	Investments	August 2026	166,905	Investments
Natixis S.A.	U.S. Dollar	August 2026	94,100	Investments	August 2026	92,725	Investments
BCRP - Reactiva Perú Especial (*)	Sol	October 2025 / December 2025	19,212	Loans guaranteed by National Government	June 2024 / December 2025	133,309	Loans guaranteed by National Government
Barclays Bank PLC	Sol	August 2028	9,090	Investments	−	–	−
Accrued interest			67,215			126,420
			7,829,434			8,606,141

(*)   Throug Repo Operations, BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government (Reactiva Especial). The BCRP will charge a fixed interest annual rate in soles of 0.50 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 31, 2024, the Bank and its Subsidiaries maintained repurchase agreements guaranteed for Reactiva program credits S/533.1 million (S/2,128.3 million, as of December 31, 2023).

As of December 31, 2024, said operations accrue interest at fixed and variable rates between 0.5 percent and 9.5 percent and daily SOFR between 7.02 percent and 7.24 percent, respectively (between 0.5 percent and 13.0 percent and daily SOFR between 7.42 percent and 7.64 percent, respectively, as of December 31, 2023).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2024	2023
	S/(000)	S/(000)

Government Bonds (i)	1,685,543	1,555,548
Investment funds (ii)	1,401,956	1,199,026
Mutual funds (iii)	622,157	1,106,548
Participation in RAL Funds (iv)	432,503	145,414
Restricted mutual funds (v)	307,225	334,162
Corporate bonds	75,601	228,302
Shares	71,425	38,723
ETF (Exchange - Traded Fund)	39,309	29,582
Subordinated bonds	24,587	31,582
Bonds from financial organizations	22,081	92,907
Central Bank of Chile bonds	11,355	12,655
Certificates of deposit BCRP	–	192,666
Others	7,676	9,208
Balance before accrued interest	4,701,418	4,976,323
Accrued interest	13,925	6,338
Total	4,715,343	4,982,661

(i)	As of December 31, 2024, and 2023 the balance of these instruments includes the following government treasury bonds:

	2024	2023
	S/(000)	S/(000)

Colombian treasury bonds	1,018,392	1,401,000
Peruvian treasury bonds	420,019	141,349
Chilean treasury bonds	87,505	8,497
United States of America trasury bonds	73,338	–
Mexican treasury bonds	43,334	–
Panama Government Bonds	42,955	–
Swiss Government Bonds	–	4,702
Total	1,685,543	1,555,548

(ii)
As of December 31, 2024, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia, and other countries, which represent 59.6 percent, 27.5 percent, 9.5 percent, and 3.4 percent respectively. As of December 31, 2023, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia, and other countries, which represented 54.3 percent, 28.1 percent, 10.0 percent, and 7.6 percent respectively.

(iii)
As of December 31, 2024, the balance corresponds to mutual funds from Bolivia, Ireland, Luxembourg, and other countries, which represent 63.3 percent, 12.5 percent, 12.5 percent, and 11.7 percent of the total, respectively. As of December 31, 2023, the balance corresponds to mutual funds from Luxembourg, Bolivia, Ireland, and other countries, which represent 52.0 percent, 35.5 percent, 6.7 percent, and 5.8 percent of the total, respectively.

(iv)
As of December 31, 2024, these funds are approximately Bs725.5 million, equivalent to S/398.1 million, and US$9.1 million, equivalent to S/34.4 million. As of December 31, 2023, these funds amounted to approximately Bs194.6 million, equivalent to S/105.2 million, and US$10.8 million, equivalent to S/40.2 million; and include the investments made by the Group in the Central Bank of Bolivia as guarantee for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(v)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted, and the yield received is the same as that received by the private pension funds managed.

b)	Investments at fair value through other comprehensive income consist of the following:

	2024				2023
		Unrealized gross amount				Unrealized gross amount
	Cost	Profits	Losses	Estimated fair value	Cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate bonds (i)	14,481,834	159,106	(535,597)	14,105,343	13,643,405	177,408	(643,985)	13,176,828
Government Bonds (ii)	12,112,328	231,115	(96,788)	12,246,655	10,387,141	185,055	(207,320)	10,364,876
Certificates of deposit BCRP (iii)	11,431,599	4,542	(384)	11,435,757	10,924,181	11,125	(53)	10,935,253
Securitization instruments (iv)	735,673	15,414	(41,592)	709,495	710,695	15,611	(48,421)	677,885
Negotiable certificates of deposit (v)	416,236	5,247	(3,676)	417,807	458,503	6,501	(2,368)	462,636
Subordinated bonds	171,618	2,329	(5,482)	168,465	282,368	2,243	(6,793)	277,818
Others	367,348	1,231	(2,023)	366,556	340,867	1,210	(1,739)	340,338
	39,716,636	418,984	(685,542)	39,450,078	36,747,160	399,153	(910,679)	36,235,634
Equity instruments designated at the initial recognition

Shares issued by:
Inversiones Centenario	112,647	–	(8,488)	104,159	112,647	23,214	–	135,861
Holding Bursatil Chilena S.A.	13,232	1,738	–	14,970	20,457	–	(1,761)	18,696
Holding Bursatil Regional S.A.	20,599	–	(6,023)	14,576	20,599	–	(2,318)	18,281
Corporación Andina de Fomento	4,441	873	–	5,314	4,441	776	–	5,217
Compañía Universal Textil S.A.	4,369	–	(2,583)	1,786	6,195	–	(2,415)	3,780
Pagos Digitales Peruanos S.A.	5,611	–	(5,611)	–	5,611	–	(5,611)	–
Alicorp S.A.A.	–	–	–	–	12,197	134,185	–	146,382
Others	3,726	2,733	–	6,459	3,555	3,055	(25)	6,585
	164,625	5,344	(22,705)	147,264	185,702	161,230	(12,130)	334,802

Balance before accrued interest	39,881,261	424,328	(708,247)	39,597,342	36,932,862	560,383	(922,809)	36,570,436
Accrued interest				545,296				473,504
Total				40,142,638				37,043,940

Credicorp’s management has determined that unrealized losses on investments in debt instruments at fair value through other comprehensive income as of 2024 and 2023 are temporary in nature, considering factors such as the planned strategy in relation to the security or portfolio identified, the related collateral and the credit rating of the issuers.

As of December 31, 2024, as a result of the evaluation of the loss due to impairment of investments at fair value through other comprehensive income, the Group has recorded a provision for credit losses of S/27.9 million (S/4.3 million as of 2023), which is presented in the item “Net gain on securities”, see Note 21, in the consolidated statement of income. Likewise, Management has decided and has the ability to maintain each of these investments for a sufficient period of time to allow an early recovery of fair value, even before their recovery or maturity.

The maturities and annual market rates of debts instruments investments at fair value through other comprehensive income as of 2024 and 2023, are as follows:

	Maturities		Annual market rate of return
	2024	2023	2024						2023
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate bonds	Jan-2025 / Nov-2095	Jan-2024 / Nov-2095	3.14	16.62	3.90	44.18	2.28	7.50	3.17	18.23	2.26	54.02	2.98	15.67
Government bonds	Jan-2025 / Dec-2055	Jan-2024 / Feb-2055	2.83	7.08	2.97	9.95	4.19	4.19	0.90	6.82	0.92	8.89	4.19	4.19
Certificates of deposit BCRP	Jan-2025 / Jun-2026	Jan-2024 / Dec-2024	4.24	4.93	–	–	–	–	5.42	6.74	–	–	–	–
Securitization instruments	Sep-2025 / Oct-2049	Sep-2025 / Sep-2045	3.99	20.86	5.17	23.94	5.80	6.00	4.11	29.78	6.09	16.11	5.80	6.00
Negotiable certificates of deposits	Feb-2025 / Nov-2037	Jan-2024 / Nov-2037	–	–	–	–	0.53	6.10	–	–	–	–	0.53	5.74
Subordinated bonds	Apr-2025 / Jun-2055	Apr-2024 / Aug-2045	3.81	8.03	2.28	8.05	–	–	3.23	9.42	2.81	7.14	–	–
Others	Apr-2025 / Feb-2035	Apr-2024 / Feb-2035	2.55	3.42	7.50	7.67	0.90	4.25	0.14	1.76	8.12	9.08	0.25	6.10

Likewise, as of December 31, 2024, the Group has entered into repurchase agreements (Repos) on government bonds and BCRP certificates of deposit classified as investments at fair value with changes in other comprehensive income for an estimated market value of S/5,934.5 million (S/4,269.9 million as of December 31, 2023); whose related liability is presented in the item “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

(i)
At December 31, 2024, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Chile and other countries, representing 42.2 percent, 33.2 percent, 3.6 percent and 21.0 percent of the total, respectively. At December 31, 2023, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Colombia and other countries, representing 40.2 percent, 34.2 percent, 4.3 percent and 21.3 percent of the total, respectively.

As of December 31, 2024, the Group maintains IRS, which have been designated as hedges of the fair value of certain fixed-rate bonds in U.S. Dollar issued by corporate companies classified as investments at fair value through other comprehensive income, for a nominal amount of S/790.4 million (S/778.9 million as of December 31, 2023), see Note 12(c); through said IRS these bonds were economically converted at a variable rate.

Likewise, as of December 31, 2024, the Group maintains cross currency swaps (CCS) designated as derivative instruments for cash flow hedging of corporate bonds for a nominal value of S/47.0 million (cash flow hedge of corporate bonds for a nominal value of S/126.6 million as of December 31, 2023), through which the bonds were economically converted to soles at a fixed rate, see Note 12(c).

(ii)	As of December 31, 2024 and December 31, 2023, the balance includes the following Government Bonds:

	2024	2023
	S/(000)	S/(000)

Peruvian Government Bonds	10,387,634	8,260,261
United States of America Government Bonds	1,279,202	1,740,125
Colombian Government Bonds	341,299	204,525
Panama Government Bonds	108,069	1,039
Chilean Government Bonds	79,282	78,034
Qatar Government Bonds	11,653	12,109
Bolivian Government Bonds	1,834	41,436
Others	37,682	27,347
Total	12,246,655	10,364,876

(iii)
As of December 31, 2024, the Group maintains 116,499 certificates of deposits BCRP (111,613 as of December 31, 2023); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iv)	As of December 31, 2024 and 2023, the balance of securitization instruments includes the following:

	2024	2023
	S/(000)	S/(000)

Inmuebles Panamericana S.A.	149,074	153,034
Colegios Peruanos S.A.	81,291	77,560
ATN S.A.	77,244	77,666
Multimercados Zonales S.A.C.	54,374	53,540
Inmobiliaria Terrano S.A. y Operadora Portuaria S.A.	40,125	40,530
Nessus Hoteles Perú S.A.	36,629	34,330
Costa del Sol S.A.	35,483	36,717
Concesionaria La Chira S.A.	26,279	27,457
Centro Comercial Plaza Norte S.A.C.	25,241	24,504
Centro Comercial Mall del Sur S.A.C.	25,215	–
Ferreyros S.A.	23,784	25,068
Asociación Civil San Juan Bautista	22,327	23,565
Redesur y Tesur	21,748	24,504
Compañía de Turismo La Paz S.A.C.	19,780	24,174
Aeropuertos del Perú S.A.	14,058	14,730
Other minors	56,843	40,506
Total	709,495	677,885

The instruments have payments primarily semiannual through 2049. The underlying asset pool consists mainly of accounts receivable for income, service income and maintenance and marketing contributions (Inmuebles Panamericana S.A.), and accounts receivable for electric transmission services for the Carhuamayo - Cajamarca line (ATN S.A.).

(v)
As of December 31, 2024 the balance corresponds to certificates equivalent to S/417.8 million in other currencies, issued mainly by the Bolivian financial systems. As of December 31, 2023, the balance corresponds to certificates equivalent to S/462.6 million in other currencies. issued mainly by the financial systems of Colombia and Bolivia.

c)	Amortized cost investments consist of the following:

	2024
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	8,085,248	7,558,307
Corporate bonds (i)	534,396	536,321
Bonds from financial organizations (i)	48,090	48,307
Subordinated bonds (i)	44,763	45,148
Other government bonds (i)	29,074	29,185
Negotiable certificates of deposits	23,889	23,904
Certificates of payment on work progress (CRPAO) (ii)	8,321	8,270
	8,773,781	8,249,442
Accrued interest	194,096	194,096
Total investments at amortized cost, net	8,967,877	8,443,538

	2023
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	9,323,970	8,860,624
Corporate bonds (i)	447,245	447,774
Other government bonds (i)	89,484	89,482
Negotiable certificates of deposits	55,336	29,672
Subordinated bonds (i)	29,648	29,801
Certificates of payment on work progress (CRPAO) (ii)	22,717	22,433
	9,968,400	9,479,786
Accrued interest	220,527	220,527
Total investments at amortized cost, net	10,188,927	9,700,313

The expected loss of investments at amortized cost as of December 31, 2024 and 2023 is S/2.9 million and S/2.3 million, respectively.

(i)
As of December 31, 2024, these bonds have maturities between January 2025 and February 2042; and have annual market rates between 4.40 percent and 7.02 percent annually for bonds issued in soles, between 4.32 percent and 15.39 percent for bonds issued in US$ dollars, and between 5.30 percent and 10.40 percent annually for bonds issued in other currencies. As of December 31, 2023, they have maturities between January 2024 and February 2042; and have annual market rates between 5.59 percent and 6.82 percent annually for bonds issued in soles, between 4.53 percent and 21.23 percent for bonds issued in US$ dollars, and between 8.67 percent and 11.53 percent annually for bonds issued in other currencies.

Likewise, Credicorp Management has determined that as of December 31, 2024, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of December 31, 2024, the Group has repurchased agreement transactions for investments at amortized cost for a value of S/1,063.4 million (S/2,264.1 million as of December 31, 2023), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” in the consolidated statement of financial position, see Note 5(c).

(ii)
As of December 31, 2024, there are 8 certificates of Annual Recognition of Work Progress Payment - CRPAO (26 CRPAO as of December 31, 2023), issued by the Peruvian State to finance projects and concessions. Said issuance is a mechanism established in the concession contract signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2025 and April 2026 and have annual market rates between 6.5 percent and 6.8 percent (between January 2024 and April 2026 and have annual market rates between 7.1 percent and 7.8 percent as of December 31, 2023).

In 2024, the Government of the Republic of Peru made a public offer to repurchase certain sovereign bonds to renew its debt and finance the fiscal deficit. Although the SBS in its Resolution No. 7033-2012 establishes that any sale or transfer of investments at maturity obliges financial institutions to reclassify all instruments in this category to investments available for sale, on June 28, 2024, the SBS issued a multiple official letter No. 41264-2024-SBS, authorizing financial institutions to participate in said offer, regardless of the classification category assigned to said instruments; taking into account the purpose of the buyback carried out by the Republic of Peru. In this sense, the Bank participated in securities repurchase and exchange program offered by the Ministry of Economy and Finance on behalf of the Peruvian Government. Through this program sovereign bonds were repurchased for S/1,450.0 million maturing in August 2024 and February 2029. Likewise, sovereign bonds maturing between August 2026 and February 2029 were exchanged for approximately S/780.8 million, and in return, were received sovereign bonds maturing in August 2039 for approximately S/795.4 million. This operation generated a net profit of S/24.5 million that was recognized in in the consolidated statement of income.

Likewise, during 2023, the Ministry of Economy and Finance, on behalf of the Peruvian Government, made a public offer to repurchase or exchange sovereign bonds. The SBS issued a multiple official letter No. 28112-2023, authorizing financial institutions to participate in said offer. In this sense, the Bank participated in the securities exchange program, through which it delivered sovereign bonds for S/1,183.6 million maturing between September 2023 and August 2028, which accrued effective interest rates between 5.08 and 6.62 percent; and received in exchange a sovereign bond for S/1,185.8 million maturing in August 2033 and an effective interest rate of 7.16 percent. This exchange generated a loss of S/27.8 million that was recognized in the consolidated statement of income.

d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2024
	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)

Up to 3 months	4,631,496	161,924
From 3 months to 1 year	8,960,899	196,986
From 1 to 3 years	5,259,160	642,039
From 3 to 5 years	5,176,129	2,211,166
More than 5 years	15,422,394	5,561,666
Without maturity	147,264	–
Total	39,597,342	8,773,781

	2023
	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)

Up to 3 months	5,297,064	102,203
From 3 months to 1 year	7,778,579	1,309,800
From 1 to 3 years	5,409,142	733,057
From 3 to 5 years	5,378,056	1,193,767
More than 5 years	12,372,792	6,629,573
Without maturity	334,803	–
Total	36,570,436	9,968,400

7	LOANS, NET

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)
Direct loans -
Loans	118,396,820	115,170,158
Credit cards	6,223,711	7,112,268
Leasing receivables	5,260,182	5,735,973
Discounted notes	3,391,576	3,170,887
Factoring receivables	3,243,531	3,431,323
Advances and overdrafts in current account	132,231	321,962
Refinanced loans	2,241,062	2,407,516
Total direct loans	138,889,113	137,350,087

Internal overdue loans and under legal collection loans	5,430,132	6,133,167
	144,319,245	143,483,254
Add (less) -
Accrued interest	1,413,028	1,492,797
Total direct loans	145,732,273	144,976,051
Allowance for direct loan losses, Note 30.1 (c)	(7,994,977)	(8,277,916)
Total direct loans, net	137,737,296	136,698,135

The Bank has participated in the Reactiva Perú I and II Program (liquidity program launched by the Peruvian Government in 2020, aimed at providing a quick and effective response to the liquidity needs that companies faced due to the impact of COVID-19 and ensure continuity in the payment chain).

As of December 31, 2024, direct loans of the Reactiva Peru program amount to S/877.3 million and the loans of FAE-MYPE program amount to S/3.5 million and S/2.1 million for FAE-MYPE 1 and FAE-MYPE 2, respectively. As of December 2023, the direct loans of Reactiva Peru program amounted to S/2,877.2 million and the loans of FAE-MYPE program to S/3.6 million and S/10.1 million for FAE-MYPE 1 and FAE-MYPE 2, respectively.

b)	As of December 31, 2024, and 2023, the composition of the gross credit balance is as follows:

	2024	2023
	S/(000)	S/(000)

Direct loans, Note 7(a)	144,319,245	143,483,254
Indirect loans, Note 18(a)	22,139,321	20,051,615
Due from customers on banker’s acceptances	528,184	412,401
Total	166,986,750	163,947,270

The following table presents the movement of the gross balance of the credit portfolio by stage for the periods 2024 and 2023:

Stage 1
Loans by class	Balance at December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	83,928,787	(6,375,422)	(321,490)	5,170,908	557,795	1,471,769	4,212,548	–	460,706	89,105,601
Residential mortgage loans	19,150,069	(4,867,259)	(78,840)	2,949,592	22,355	2,186	1,727,613	–	50,813	18,956,529
Small business loans	16,065,846	(9,240,619)	(115,321)	3,329,738	44,315	(1,471,769)	8,378,279	–	(84,640)	16,905,829
Consumer loans	15,234,060	(6,349,365)	(130,291)	2,545,058	85,014	(2,186)	2,982,062	–	28,189	14,392,541
Total	134,378,762	(26,832,665)	(645,942)	13,995,296	709,479	–	17,300,502	–	455,068	139,360,500

Stage 2
Loans by class	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	5,937,197	(5,170,908)	(1,523,412)	6,375,422	517,832	134,410	(1,763,989)	–	1,594	4,508,146
Residential mortgage loans	3,558,102	(2,949,592)	(493,788)	4,867,259	52,741	–	(548,555)	–	6,158	4,492,325
Small business loans	4,630,314	(3,329,738)	(1,907,961)	9,240,619	118,948	(134,410)	(4,355,869)	–	(18,318)	4,243,585
Consumer loans	3,317,454	(2,545,058)	(1,777,749)	6,349,365	105,041	–	(1,731,395)	–	1,197	3,718,855
Total	17,443,067	(13,995,296)	(5,702,910)	26,832,665	794,562	–	(8,399,808)	–	(9,369)	16,962,911

Stage 3
Loans by class	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	7,307,176	(557,795)	(517,832)	321,490	1,523,412	(265,854)	(1,843,891)	(110,550)	17,264	5,873,420
Residential mortgage loans	1,468,748	(22,355)	(52,741)	78,840	493,788	871	(284,913)	(44,749)	5,689	1,643,178
Small business loans	1,802,830	(44,315)	(118,948)	115,321	1,907,961	265,854	(2,237,017)	(7,081)	3,098	1,687,703
Consumer loans	1,546,687	(85,014)	(105,041)	130,291	1,777,749	(871)	(1,799,077)	(11,931)	6,245	1,459,038
Total	12,125,441	(709,479)	(794,562)	645,942	5,702,910	–	(6,164,898)	(174,311)	32,296	10,663,339

Consolidated 3 Stages
Loans by class	Balance at December 31, 2023	Written off and forgivens	Transfers between classes of loans	New loans and liquidation, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	97,173,160	(594,478)	1,340,325	1,199,146	(110,550)	479,564	99,487,167
Residential mortgage loans	24,176,919	(20,162)	3,057	914,307	(44,749)	62,660	25,092,032
Small business loans	22,498,990	(1,746,105)	(1,340,325)	3,531,498	(7,081)	(99,860)	22,837,117
Consumer loans	20,098,201	(1,526,839)	(3,057)	978,429	(11,931)	35,631	19,570,434
Total	163,947,270	(3,887,584)	–	6,623,380	(174,311)	477,995	166,986,750

Stage 1
Loans by class	Balance at December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	86,190,457	(7,735,234)	(390,080)	6,837,244	113,232	865,954	(957,315)	–	(995,471)	83,928,787
Residential mortgage loans	18,640,432	(3,890,376)	(87,230)	2,834,608	68,812	–	1,680,893	–	(97,070)	19,150,069
Small business loans	13,425,653	(10,427,681)	(193,852)	4,537,627	15,883	(865,954)	9,439,846	–	134,324	16,065,846
Consumer loans	15,386,935	(6,597,935)	(466,950)	3,352,518	68,103	–	3,555,141	–	(63,752)	15,234,060
Total	133,643,477	(28,651,226)	(1,138,112)	17,561,997	266,030	–	13,718,565	–	(1,021,969)	134,378,762

Stage 2
Loans by class	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,850,173	(6,837,244)	(1,901,832)	7,735,234	149,554	505,667	(2,566,703)	–	2,348	5,937,197
Residential mortgage loans	3,207,081	(2,834,608)	(498,299)	3,890,376	109,625	–	(301,840)	–	(14,233)	3,558,102
Small business loans	7,266,464	(4,537,627)	(2,151,478)	10,427,681	104,183	(505,667)	(6,021,879)	–	48,637	4,630,314
Consumer loans	3,471,604	(3,352,518)	(1,888,270)	6,597,935	66,491	–	(1,552,101)	–	(25,687)	3,317,454
Total	22,795,322	(17,561,997)	(6,439,879)	28,651,226	429,853	–	(10,442,523)	–	11,065	17,443,067

Stage 3
Loans by class	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,150,200	(113,232)	(149,554)	390,080	1,901,832	(86,176)	(2,325,958)	(377,652)	(82,364)	7,307,176
Residential mortgage loans	1,388,061	(68,812)	(109,625)	87,230	498,299	–	(248,110)	(69,258)	(9,037)	1,468,748
Small business loans	1,741,559	(15,883)	(104,183)	193,852	2,151,478	86,176	(2,231,402)	(21,388)	2,621	1,802,830
Consumer loans	1,099,383	(68,103)	(66,491)	466,950	1,888,270	–	(1,763,126)	(21,689)	11,493	1,546,687
Total	12,379,203	(266,030)	(429,853)	1,138,112	6,439,879	–	(6,568,596)	(489,987)	(77,287)	12,125,441

Consolidated 3 Stages
Loans by class	Balance at December 31, 2022	Written off and forgivens	Transfers between classes of loans	New loans and liquidation, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	103,190,830	(369,307)	1,285,445	(5,480,669)	(377,652)	(1,075,487)	97,173,160
Residential mortgage loans	23,235,574	(25,205)	–	1,156,148	(69,258)	(120,340)	24,176,919
Small business loans	22,433,676	(1,519,522)	(1,285,445)	2,706,087	(21,388)	185,582	22,498,990
Consumer loans	19,957,922	(1,410,633)	–	1,650,547	(21,689)	(77,946)	20,098,201
Total	168,818,002	(3,324,667)	–	32,113	(489,987)	(1,088,191)	163,947,270

c)
As of December 31, 2024, and 2023, the allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct loans and indirect loans and due from customers on banker’s acceptances:

Stage 1
Loans by class	Balance at December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write- offs, net	Changes in PD,LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	552,132	(151,847)	(7,753)	153,552	64,165	30,593	(147,692)	34,272	–	(12,392)	515,030
Residential mortgage loans	54,102	(20,949)	(430)	34,474	12,065	9,428	(22,871)	197	–	242	66,258
Micro-business loans	348,124	(356,044)	(6,772)	107,403	28,034	464,092	(165,734)	(34,272)	–	(548)	384,283
Consumer loans	285,091	(245,783)	(5,297)	142,011	74,041	51,412	29,377	(197)	–	355	331,010
Total	1,239,449	(774,623)	(20,252)	437,440	178,305	555,525	(306,920)	–	–	(12,343)	1,296,581

Stage 2
Loans by class	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write- offs, net	Changes in PD,LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	399,536	(153,552)	(205,233)	151,847	55,861	(114,850)	143,678	24,408	–	(837)	300,858
Residential mortgage loans	121,258	(34,474)	(41,104)	20,949	29,958	(18,325)	90,309	–	–	(349)	168,222
Micro-business loans	431,282	(107,403)	(351,156)	356,044	69,433	(292,119)	318,559	(24,408)	–	(3,553)	396,679
Consumer loans	435,150	(142,011)	(434,526)	245,783	85,974	(146,722)	473,117	–	–	(2,518)	514,247
Total	1,387,226	(437,440)	(1,032,019)	774,623	241,226	(572,016)	1,025,663	–	–	(7,257)	1,380,006

Stage 3
Loans by class	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write- offs, net	Changes in PD,LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,631,554	(64,165)	(55,861)	7,753	205,233	(881,988)	837,925	(89,886)	(83,143)	4,699	2,512,121
Residential mortgage loans	785,261	(12,065)	(29,958)	430	41,104	(155,152)	213,306	227	(25,181)	1,675	819,647
Micro-business loans	1,288,082	(28,034)	(69,433)	6,772	351,156	(1,898,683)	1,435,145	89,886	(5,540)	(2,032)	1,167,319
Consumer loans	1,314,373	(74,041)	(85,974)	5,297	434,526	(1,656,047)	1,275,984	(227)	(8,554)	(2,116)	1,203,221
Total	6,019,270	(178,305)	(241,226)	20,252	1,032,019	(4,591,870)	3,762,360	–	(122,418)	2,226	5,702,308

Consolidated 3 Stages			Credit loss of the period
	Balance at December 31, 2023	Loan portafolio written off and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,583,222	(614,686)	(351,559)	833,911	(31,206)	(83,143)	(8,530)	3,328,009
Residential mortgage loans	960,621	(23,023)	(141,026)	280,744	424	(25,181)	1,568	1,054,127
Micro-business loans	2,067,488	(1,813,283)	86,573	1,587,970	31,206	(5,540)	(6,133)	1,948,281
Consumer loans	2,034,614	(1,619,567)	(131,790)	1,778,478	(424)	(8,554)	(4,279)	2,048,478
Total	8,645,945	(4,070,559)	(537,802)	4,481,103	–	(122,418)	(17,374)	8,378,895

Stage 1
Loans by class	Balance at December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write- offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	571,899	(139,043)	(9,218)	218,944	33,333	23,792	(162,840)	20,026	–	(4,761)	552,132
Residential mortgage loans	83,536	(16,389)	(705)	36,384	36,223	9,628	(94,942)	–	–	367	54,102
Micro-business loans	315,960	(305,106)	(7,484)	137,210	9,520	420,469	(205,832)	(20,026)	–	3,413	348,124
Consumer loans	300,322	(257,482)	(15,591)	173,612	61,421	60,661	(35,337)	–	–	(2,515)	285,091
Total	1,271,717	(718,020)	(32,998)	566,150	140,497	514,550	(498,951)	–	–	(3,496)	1,239,449

Stage 2
	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write- offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	493,257	(218,944)	(196,971)	139,043	39,898	(119,049)	208,014	52,764	–	1,524	399,536
Residential mortgage loans	126,832	(36,384)	(41,369)	16,389	58,782	(11,555)	9,120	–	–	(557)	121,258
Micro-business loans	540,913	(137,210)	(354,473)	305,106	64,946	(351,848)	411,980	(52,764)	–	4,632	431,282
Consumer loans	439,574	(173,612)	(576,535)	257,482	56,985	(144,372)	581,442	–	–	(5,814)	435,150
Total	1,600,576	(566,150)	(1,169,348)	718,020	220,611	(626,824)	1,210,556	–	–	(215)	1,387,226

Stage 3
	Balance at December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write- offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,846,887	(33,333)	(39,898)	9,218	196,971	(632,292)	630,339	(48,356)	(269,312)	(28,670)	2,631,554
Residential mortgage loans	757,780	(36,223)	(58,782)	705	41,369	(149,583)	276,611	–	(40,223)	(6,393)	785,261
Micro-business loans	1,113,154	(9,520)	(64,946)	7,484	354,473	(1,779,826)	1,635,614	48,356	(17,486)	779	1,288,082
Consumer loans	940,872	(61,421)	(56,985)	15,591	576,535	(1,604,579)	1,520,266	–	(16,625)	719	1,314,373
Total	5,658,693	(140,497)	(220,611)	32,998	1,169,348	(4,166,280)	4,062,830	–	(343,646)	(33,565)	6,019,270

Consolidated 3 Stages			Credit loss of the period
Loans by class	Balance at December 31, 2022	Loan portafolio written off and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,912,043	(384,266)	(343,283)	675,513	24,434	(269,312)	(31,907)	3,583,222
Residential mortgage loans	968,148	(28,178)	(123,332)	190,789	-	(40,223)	(6,583)	960,621
Micro-business loans	1,970,027	(1,563,052)	(148,153)	1,841,762	(24,434)	(17,486)	8,824	2,067,488
Consumer loans	1,680,768	(1,485,766)	(202,524)	2,066,371	–	(16,625)	(7,610)	2,034,614
Total	8,530,986	(3,461,262)	(817,292)	4,774,435	–	(343,646)	(37,276)	8,645,945

(*)	The movement includes the following effects:

(i)	Calibrations to the PD, LGD and EAD models;
(ii)	Updating of macroeconomic models and projections;
(iii)	Increase or decrease in credit risk due to phase changes;
(iv)	Increase or decrease in the risk inherent to credits that remain in the same phase.

(**)
The movement of the credit loss provision for the 2024 period includes the provision for direct and indirect credits and bank acceptances for approximately S/7,994.9 million and S/383.9 million, respectively (S/8,277.9 million and S/368.0 million, respectively, as of December 31, 2023). The expected loss for indirect credits is included in the “Other liabilities” caption of the consolidated statement of financial position, Note 12(a). In Management’s opinion, the credit loss provision for loans recorded as of December 31, 2024, and 2023, has been determined in accordance with IFRS 9 and is sufficient to cover losses in the loan portfolio.

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of December 31, 2024, and 2023 by maturity based on the remaining period to the payment due date:

	2024	2023
	S/(000)	S/(000)
Outstanding loans -
From 1 to 3 months	31,363,434	30,957,809
From 3 months to 1 year	37,349,571	36,107,936
From 1 to 3 years	29,185,013	29,251,425
From 3 to 5 years	13,319,494	10,906,617
From 5 to 15 years	25,578,139	27,995,370
More than 15 years	2,093,462	2,130,930
	138,889,113	137,350,087

Internal overdue loans -
Overdue up to 90 days	1,046,337	1,459,603
Over 90 days	4,383,795	4,673,564
	5,430,132	6,133,167

Total	144,319,245	143,483,254

See credit risk analysis in Note 30.1.(c).

8	INSURANCE AND REINSURANCE CONTRACTS ASSETS AND LIABILITIES

a)	The detail of the assets per reinsurance contract are:

	2024			2023
	Asset for remaining coverage (*)	Incurred claims assets - contracts measured by PAA (**)	Total	Asset for remaining coverage (*)	Incurred claims assets - contracts measured by PAA (**)	Total
		Present value of future cash flows			Present value of future cash flows
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at the beginning of the period	(133,054)	1,005,100	872,046	(96,962)	840,970	744,008
Directly attributable claims incurred	–	343,855	343,855	–	660,468	660,468
Changes that relate to past services	–	(158,503)	(158,503)	–	(219,215)	(219,215)
Future service changes	(5,735)	–	(5,735)	7,238	–	7,238
Reinsurance recoveries	(5,735)	185,352	179,617	7,238	441,253	448,491
Expenses for assigning the premiums paid to the reinsurer	(674,214)	–	(674,214)	(837,543)	(2,269)	(839,812)
Result of the reinsurance service	(679,949)	185,352	(494,597)	(830,305)	438,984	(391,321)
Net financial expenses for reinsurance contracts	–	30,377	30,377	–	43,419	43,419
Other changes	(13,237)	(18,679)	(31,916)	91,775	47,232	(44,543)
Cash flow:
Premiums paid net of commissions ceded and other directly attributable expenses paid	767,841	12	767,853	885,988	2,270	888,258
Reinsurance recoveries	–	(302,593)	(302,593)	–	(367,775)	(367,775)
Net cash flow	767,841	(302,581)	465,260	885,988	(365,505)	520,483
Balances at the end of the period	(58,399)	899,569	841,170	(133,054)	1,005,100	872,046

(*)  Includes accounts payable to reinsurers and co-insurers and excess of loss contracts.
(**) Includes accounts receivable from reinsurers and co-insurers.

b)	The detail of the liability for insurance contracts are:

	2024
	Liabilities for remaining coverage		Liabilities for incurred losses- contracts not measured by PAA	Incurred loss liabilities - contracts measured by PAA		Total
	Excluding loss component (*)	Loss component		Present Value of Fulfillment Cash Flows	Risk adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at the beginning of the period	8,379,672	207,695	1,212,856	2,497,439	20,471	12,318,133
Insurance income	(3,779,710)	316	–	–	–	(3,779,394)
Claims incurred and other insurance service expenses	–	8,172	722,763	1,535,912	–	2,266,847
Adjustments relating to the past to liabilities for incurred claims	–	(4,365)	(550,740)	348,829	2,277	(203,999)
Losses and recoveries for losses in onerous contracts	–	15,801	–	–	–	15,801
Amortization of insurance acquisition cash flows	7,128	–	–	–	–	7,128
Insurance service expenses	7,128	19,608	172,023	1,884,741	2,277	2,085,777
Result of the insurance service	(3,772,582)	19,924	172,023	1,884,741	2,277	(1,693,617)
Net financial expenses for insurance contracts	553,835	(5,376)	64,928	126,019	1,044	740,450
Total changes in the consolidated income statement	(3,218,747)	14,548	236,951	2,010,760	3,321	(953,167)
Investment components	(914,866)	–	914,866	–	–	–
Other changes	(4,620)	25,556	1,171	9,884	56	32,047
Cash flow:
Premiums received	5,180,689	–	–	–	–	5,180,689
Claims and other service expenses paid	–	–	(1,077,214)	(1,973,141)	–	(3,050,355)
Insurance acquisition cash flows	(105,062)	–	–	–	–	(105,062)
Net cash flow	5,075,627	–	(1,077,214)	(1,973,141)	–	2,025,272
Balances at the end of the period	9,317,066	247,799	1,288,630	2,544,942	23,848	13,422,285

(*) Includes accounts receivable of contracts measured under the PAA and debts to intermediaries, marketers and auxiliaries.

	2023
	Liabilities for remaining coverage		Liabilities for incurred losses - contracts not measured by PAA	Incurred loss liabilities - contracts measured by PAA		Total
	Excluding loss component (*)	Loss component		Present Value of Fulfillment Cash Flows	Risk adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at the beginning of the period	7,628,056	163,555	1,073,412	2,274,827	14,158	11,154,008
Insurance income	(3,855,739)	331	–	–	–	(3,855,408)
Claims incurred and other insurance service expenses	11,544	–	772,038	2,104,635	–	2,888,217
Adjustments relating to the past to liabilities for incurred claims	(592)	–	(588,726)	(71,098)	4,871	(655,545)
Losses and recoveries for losses in onerous contracts	(8,812)	25,993	–	–	–	17,181
Amortization of insurance acquisition cash flows	3,134	–	–	–	–	3,134
Insurance service expenses	5,274	25,993	183,312	2,033,537	4,871	2,252,987
Result of the insurance service	(3,850,465)	26,324	183,312	2,033,537	4,871	(1,602,421)
Net financial expenses for insurance contracts	1,051,939	(4,492)	140,934	146,732	1,759	1,336,872
Total changes in the consolidated income statement	(2,798,526)	21,832	324,246	2,180,269	6,630	(265,549)
Investment components	(901,136)	(10)	901,131	–	–	(15)
Other changes	(241,725)	22,700	(1,609)	33,651	(317)	(187,300)
Cash flow:
Premiums received	4,773,477	(382)	–	–	–	4,773,095
Claims and other service expenses paid	–	–	(1,084,324)	(1,991,308)	–	(3,075,632)
Insurance acquisition cash flows	(80,474)	–	–	–	–	(80,474)
Net cash flow	4,693,003	(382)	(1,084,324)	(1,991,308)	–	1,616,989
Balances at the end of the period	8,379,672	207,695	1,212,856	2,497,439	20,471	12,318,133

(*) Includes accounts receivable of contracts measured under the PAA and debts to intermediaries, marketers and auxiliaries.

c)	The components of the movement are presented below:

	2024				2023
	Present Value of Fulfillment Cash Flows	Risk adjustment	Contractual Service Margin (CSM)	Total	Present Value of Fulfillment Cash Flows	Risk adjustment	Contractual Service Margin (CSM)	Total

	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at the beginning of the period	8,220,567	144,207	1,202,240	9,567,014	7,186,948	254,151	1,154,236	8,595,335
Changes in the consolidated statement of income:
Changes in estimates that adjust the CSM	(19,665)	4,441	9,535	(5,689)	50,644	(97,658)	39,919	(7,095)
Changes in estimates that result in losses and recoveries for contract losses onerous	(8,949)	(681)	–	(9,630)	4,483	(10,842)	(5,615)	(11,974)
Initial recognition contracts	(102,195)	9,628	123,461	30,894	(94,546)	8,226	106,833	20,513
Changes related to future services	(130,809)	13,388	132,996	15,575	(39,419)	(100,274)	141,137	1,444
CSM recognized for services provided	–	–	(125,610)	(125,610)	–	–	(128,639)	(128,639)
Changes in the risk adjustment recognized for the expired risk	–	(20,039)	–	(20,039)	–	(22,759)	–	(22,759)
Experience adjustments	829,682	–	–	829,682	871,245	5	174	871,424
Changes related to current services	829,682	(20,039)	(125,610)	684,033	871,245	(22,754)	(128,465)	720,026
Adjustments to liabilities for incurred claims	(713,268)	9,927	–	(703,341)	(764,140)	9,443	–	(754,697)
Result of the insurance service	(14,395)	3,276	7,386	(3,733)	67,686	(113,585)	12,672	(33,227)
Net financial expenses for insurance contracts	564,473	3,896	45,118	613,487	1,140,937	7,125	40,142	1,188,204
Total changes in the consolidated income statement	550,078	7,172	52,504	609,754	1,208,623	(106,460)	52,814	1,154,977
Other changes	51,293	1,414	3,306	56,013	(100,717)	(3,484)	(21,294)	(125,495)
Cash flow:
Premiums collected	1,500,797	–	–	1,500,797	1,091,817	–	–	1,091,817
Benefits and expenses paid	(1,077,186)	–	–	(1,077,186)	(1,085,630)	–	–	(1,085,630)
Acquisition fees paid	(80,588)	–	–	(80,588)	(80,474)	–	16,484	(63,990)
Net cash flow	343,023	–	–	343,023	(74,287)	–	16,484	(57,803)
Balances at the end of the period	9,164,961	152,793	1,258,050	10,575,804	8,220,567	144,207	1,202,240	9,567,014

As of December 31, 2024, the insurance contract liabilities measured under the general model is S/9,536.8 million (as of December 31, 2023, S/8,696.9 million) and the  variable fee approach (VFA) is S/1,039.0 million (as of December, 2023, S/870.1 million).

As of December 31, 2024, the contractual service margin of insurance contracts that existed at the transition date to which the entity has applied the fair value approach totals approximately S/794.9 million, see Note 22 (f).

9	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The composition of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2024, 2023, and 2022 is as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2024	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	327,113	1,140,644	779,481	485,787	614,211	107,795	117,255	3,572,286	3,463,196	3,500,890
Additions	–	58,536	66,580	49,478	62,819	699	72,032	310,144	322,371	192,700
Acquisition of business	–	–	–	–	–	–	–	–	455	419
Transfers	–	–	35,210	1,151	40,987	1,252	(78,600)	–	–	–
Disposals and others	(32,959)	(24,373)	(11,422)	(30,649)	(57,180)	(3,703)	(19,670)	(179,956)	(213,736)	(230,813)
Balance as of December 31	294,154	1,174,807	869,849	505,767	660,837	106,043	91,017	3,702,474	3,572,286	3,463,196

Accumulated depreciation -
Balance as of January 1	–	744,686	571,056	327,846	480,974	90,199	–	2,214,761	2,182,098	2,192,111
Depreciation of the period	–	23,612	38,855	28,924	57,585	4,555	–	153,531	129,108	128,443
Acquisition of business	–	–	–	–	–	–	–	–	–	102
Disposals and others	–	(16,992)	(10,633)	(26,513)	(46,597)	(3,692)	–	(104,427)	(96,445)	(138,558)
Balance as of December 31	–	751,306	599,278	330,257	491,962	91,062	–	2,263,865	2,214,761	2,182,098

Net carrying amount	294,154	423,501	270,571	175,510	168,875	14,981	91,017	1,438,609	1,357,525	1,281,098

Banks, financial institutions and insurance entities operating in Peru cannot pledge their fixed assets.

During 2024, the Group, as part of the investment in fixed assets, has made disbursements mainly related to computer equipment and the remodeling of its various agencies. Likewise, during the years 2023 and 2022, the Group, as part of the investment in fixed assets, has made disbursements mainly related to the purchase of computer equipment, furniture and fixtures and the remodeling of its various agencies.

During the year 2024, Management decided to sell various land and buildings, the approximate sale price of which was S/98.2 million, with a net cost of S/30.2 million (during 2023, an approximate sale price of S/53.1 million with a net cost of S/51.4 million; during 2022, an approximate sale price of S/46.1 million, with a net cost of S/33.8 million).

Credicorp Ltd. subsidiaries maintain insurance on their main assets in accordance with the policies established by Management.

Due to the implementation of IFRS 17, depreciation expense of fixed assets is distributed in the consolidated income statement under depreciation item and attributable expense under the insurance technical result item for S/149.9 million and S/3.6 million, respectively, for the year 2024; S/125.0 million and S/4.1 million, respectively, for the year 2023.

Management periodically reviews the residual value, useful life and the depreciation method used of the Group’s property, furniture and equipment; in order to ensure that these are consistent with your current economic benefit and life expectations. In the opinion of Management, as of December 31, 2024, 2023 and 2022, there is no evidence of impairment of the Group’s properties, furniture and equipment.

10	INTANGIBLE AND GOODWILL, NET

a)	Intangible assets –

The composition of intangible assets with limited useful life and accumulated amortization as of December 31, 2024, 2023 and December 31, 2022 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2024	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance at January	375,905	175,321	77,715	21,100	4,279,022	901,562	30,754	5,861,379	5,167,235	4,708,305
Additions	-	-	-	-	423,259	378,031	-	801,290	828,803	703,670
Acquisition of business	-	-	-	-	-	-	-	-	16,642	7,533
Transfers	-	-	-	-	533,096	(533,096)	-	-	-	-
Disposals and others	(3,896)	-	(8,174)	-	(68,704)	(137,750)	(17,708)	(236,232)	(151,301)	(252,273)
Balance as of December 31	372,009	175,321	69,541	21,100	5,166,673	608,747	13,046	6,426,437	5,861,379	5,167,235

Accumulated amortization -
Balance at January	317,231	66,315	16,373	21,100	3,002,942	-	10,401	3,434,362	3,040,019	2,795,084
Amortization of the period	17,260	6,351	3,715	-	451,372	-	4,196	482,894	436,584	403,726
Disposals and others	(2,027)	-	(1,926)	-	(50,764)	-	(2,898)	(57,615)	(42,241)	(158,791)
Balance as of December 31	332,464	72,666	18,162	21,100	3,403,550	-	11,699	3,859,641	3,434,362	3,040,019

Net carrying amount	39,545	102,655	51,379	-	1,763,123	608,747	1,347	2,566,796	2,427,017	2,127,216

Management periodically reviews the residual value of intangibles, the useful life and the amortization method used in order to ensure that they are consistent with the economic benefit and life expectancy.

The Group during 2024 and 2023 made disbursements related to the implementation and development of IT projects as limited-life intangibles that include the acquisition of software, development of internal systems and improvement of technological platforms used in the Bank’s operations, such as Yape, IO virtual card application, Mobile Banking, Telecredit and others.

Due to the implementation of IFRS 17, the amortization expense of intangible assets is distributed in the consolidated statement of income under amortization and attributable expense under insurance and reinsurance income for S/420.9 million and S/62.0 million, respectively, for the year 2024; S/386.1 million and S/50.5 million, respectively, for the year 2023.

In the opinion of the Group’s Management, there is no evidence of impairment in the value of the intangibles held by the Group as of December 31, 2024, 2023 and 2022.

(i)	Client relationships -

This item consists of the following:

	2024	2023
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	20,813	32,629
Credicorp Capital Holding Chile - Inversiones IMT	10,892	13,410
Ultraserfinco	5,049	7,072
Tenpo SpA	1,011	1,264
Compañía Incubadora de Soluciones Móviles S.A.- Culqi	1,467	1,792
Joinnus	313	2,507
Net carrying amount	39,545	58,674

(ii)	Brand name -

	2024	2023
	S/(000)	S/(000)

MiBanco	99,437	105,244
Joinnus	3,155	3,457
Culqi	63	305
Net carrying amount	102,655	109,006

(iii)	Fund management contract -

	2024	2023
	S/(000)	S/(000)

Credicorp Capital Holding Chile - Inversiones IMT	23,183	29,553
Credicorp Capital Colombia	26,071	29,229
Ultrasefinco S.A.	2,125	2,560
Net carrying amount	51,379	61,342

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGUs for the purposes of impairment testing.

	2024	2023
	S/(000)	S/(000)
MiBanco - Edyficar Perú	273,694	273,694
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	99,841	111,799
Banco de Crédito del Perú	52,359	52,359
MiBanco Colombia	44,229	49,629
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Monokera S.A.S.	22,656	22,656
Tenpo SpA	20,927	22,697
Tenpo Technologies SpA	9,945	11,719
Joinnus S.A.C.	7,824	35,700
Crediseguro Seguros Personales	96	96
Compañía Incubadora de Soluciones Móviles S.A.-Culqi	-	2,297
Wally POS S.A.C.	-	21,046
Sami Shop S.A.C.	-	4,000
Net carrying amount	722,361	798,482

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance of Credicorp Capital Colombia S.A., Mibanco Colombia, Tenpo SPA and Tenpo Technologies SpA. is affected by the effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd. and subsidiaries.

For the year 2024, the Group recorded an impairment in the following companies: Joinnus S.A. for S/12.0 million, Wally POS S.A.C for S/9.0 million, Sami Shop for S/4.0 million and Compañía Incubadora de Soluciones Móviles S.A. for S/2.3 million.

During 2023, the Group recorded an impairment of MiBanco Colombia (formerly Banco Compartir S.A) for $75,199 Colombian pesos, equivalent to S/64.1 million and S/7.8 million of minority interest. To determine this impairment, a fair value of $438,259 Colombian pesos, equivalent to US$113.2 million, and a book value of $513,458 Colombian pesos, equivalent to US$132.5 million, were estimated. For the estimate, a discount rate of 15.1 percent and a growth rate in perpetuity of 6.8 percent were used as assumptions.

The following table summarizes the key assumptions used to determine the present value for 2024 and 2023:

	2024
Descripción	Perpetual growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	5.60	11.90
Prima AFP - AFP Unión Vida	1.60	14.20
Credicorp Capital Colombia	3.80	14.40
Banco de Crédito del Perú	4.60	10.90
Mibanco Colombia	6.10	13.80
Pacífico Seguros (*)	4.60	10.70 and 12.30
Atlantic Security Holding Corporation	2.30	11.30
Monokera S.A.S.	-	30.00
Tenpo	-	25.00
Joinnus S.A.C.	-	25.00
Compañía Incubadora de Soluciones Móviles S.A-Culqi	-	30.00
Wally POS S.A.C.	-	25.00
Sami Shop S.A.C.	-	25.00

	2023
Descripción	Perpetual growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	5.60	13.10
Prima AFP - AFP Unión Vida	1.60	15.50
MiBanco - Colombia	6.80	15.10
Credicorp Capital Colombia	4.60	14.90
Banco de Crédito del Perú	4.60	12.40
Pacífico Seguros (*)	4.60	11.80 and 13.90
Atlantic Security Holding Corporation	2.30	12.60
Tenpo	-	25.00
Compañía Incubadora de Soluciones Móviles S.A - Culqi	-	25.00
Wally POS S.A.C	-	25.00
Sami Shop S.A.C	-	25.00

(*)  As of December 31, 2024, and 2023, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on historic performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

The discount rates represent the assessment of the specific risks of the cash-generating unit. The discount rate originates from the financial asset pricing model (MVAF). The cost of capital is derived from the returns that the Group’s investors expect to obtain, the specific risk incorporated by applying individual comparable beta factors adjusted to the debt structure of each CGU and the specific country and market risk premiums for each CGU. The beta factors are evaluated annually based on available market information.

The key assumptions described above may change if market and economic conditions change. As of December 31, 2024 and 2023, the Group estimates that the reasonableness of these possible changes in these assumptions would not cause the recoverable amount of all CGU’s to decrease to below their carrying value.

11	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property, Agencies and offices	Servers and technology platforms	Transport units	Other leases	2024	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1	847,254	152,371	6,108	79,510	1,085,243	1,026,891	969,355
Additions	49,827	590	2,024	–	52,441	122,841	113,948
Disposal and others	(36,986)	(2,193)	(82)	(210)	(39,471)	(64,489)	(56,412)
Balance as of December 31	860,095	150,768	8,050	79,300	1,098,213	1,085,243	1,026,891

Accumulated depreciation -
Balance as of January 1	448,657	97,096	2,232	37,543	585,528	483,058	382,938
Depreciation of the period	98,977	27,650	1,124	14,889	142,640	147,833	151,335
Disposal and others	(31,170)	(1,105)	(32)	(186)	(32,493)	(45,363)	(51,215)
Balance as of December 31	516,464	123,641	3,324	52,246	695,675	585,528	483,058

Net carrying amount	343,631	27,127	4,726	27,054	402,538	499,715	543,833

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In these cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.
b)	Lease Liabilities

Lease liabilities include the present value of fixed payments and variable lease payments. Lease payments made under renewal options with reasonable certainty of being exercised are included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease, if that rate could be readily determined, or the interest rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset, for a similar term, in a similar economic environment with similar terms, guarantees and conditions.

Lease liabilities are recorded at amortized cost, recognizing the interest in the caption “Interest, income and similar expenses” in the consolidated statement of income, and the installments that are paid will be subtracted.

As of December 31, 2024 and 2023, financial lease liability amounts to S/404.8 million and S/512.6 million, respectively.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (b)	1,225,171	1,319,569
Margin Call	1,087,831	203,483
Derivatives receivable (c)	904,791	987,663
Receivables from sale of investments (d)	824,988	411,599
Operations in process (e)	131,029	137,952
	4,173,810	3,060,266

Non-financial instruments:
Deferred fees (f)	1,026,896	1,197,457
Investment in associates (g)	763,918	748,663
Investment properties, net (h)	625,105	565,274
Income tax prepayments, net	226,847	348,578
Adjudicated assets, net	166,179	107,562
Improvements in leased premises	149,298	100,919
VAT (IGV) tax credit	70,339	86,661
Others	31,763	9,237
	3,060,345	3,164,351
Total	7,234,155	6,224,617

	2024	2023
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (i)	2,366,147	2,367,204
Salaries and other personnel expenses	1,335,800	1,082,059
Accounts payable for acquisitions of investments (d)	832,530	448,046
Derivatives payable (c)	819,473	891,999
Operations in process (e)	227,549	258,197
Allowance for indirect loan losses, Note 7(c)	383,918	368,029
Dividends payable	74,183	62,976
	6,039,600	5,478,510
Non-financial instruments:
Taxes	786,659	727,052
Provision for sundry risks (j)	646,739	642,520
Others	147,308	145,609
	1,580,706	1,515,181
Total	7,620,306	6,993,691

b)
As of December 31, 2024 and 2023, the balance is mainly composed of trade accounts receivable,  from the sale of goods and services, accounts receivable from the sale of foreign currency, unsettled transactions, funds restricted by the Central Reserve Bank of Bolivia, tax work, accounts paid by third parties, commissions receivable, premium receivable from payment protection insurance, accounts receivable from customers for stock exchange transactions, advances to personnel, dividends receivable, rents, among others.

c)
The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2024, and 2023 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

		2024				2023				2024 and 2023
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Derivatives held for trading (i) -
Interest rate swaps		456,575	352,677	48,119,429	January 2025 / January 2035	341,898	204,775	17,471,629	January 2024 / September 2033	–
Foreign currency forwards		161,495	210,947	33,716,473	January 2025 / April 2027	334,505	205,341	32,206,841	January 2024 / March 2026	–
Currency swaps		219,648	230,848	13,625,101	January 2025 / November 2034	230,818	429,365	12,895,649	January 2024 / August 2033	–
Foreign exchange options		3,018	8,420	743,202	January 2025/ April 2026	1,104	4,002	501,189	January 2024 / March 2025	–
Futures		1,477	120	23,713	March 2025	1,187	1,618	40,428	March 2024	–
		842,213	803,012	96,227,918		909,512	845,101	63,115,736
Derivatives held as hedges
Cash flow hedges -
Cross currency swaps (CCS)	15(a)(i)	18,993	2,359	828,080	January 2025	13,843	25,524	815,980	January 2025	Bonds issued
Cross interest rate swaps (IRS)	4(b)(i)	–	970	564,600	April 2026 / May 2026	786	337	556,350	April 2026 / May 2026	Cash and due from banks
Cross currency swaps (CCS)	14(b)(i)	–	5,242	225,840	May 2025 / June 2025	–	11,253	222,540	May 2025 / June 2025	Debts to bank
Cross currency swaps (CCS)	15(a)(v)	–	5,937	71,940	November 2025	1,552	–	78,969	November 2025	Bonds issued / loans(**)
Cross currency swaps (CCS)	6(b)(i)	1,802	1,852	46,970	January 2025 / April 2025	20,359	9,784	126,624	February 2024 / January 2025	Investments (*)
Foreign currency forwards		5,597	98	125,173	January 2025 / February 2026	–	–	–	–	Investments (*)
Foreign currency forwards		3,159	3	136,603	March 2025 / December 2025	–	–	–	–	Loans
Foreign currency forwards		–	–	–	–	57	–	54,392	June 2024	Debts to bank

Fair value hedges -
Interest rate swaps (IRS)	6(b)(i)	33,027	–	790,440	March 2025 / February 2028	41,554	–	778,890	March 2025 / February 2028	Investments (*)
		62,578	16,461	2,789,646		78,151	46,898	2,633,745
		904,791	819,473	99,017,564		987,663	891,999	65,749,481

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2024 and 2023.

(**)
As of December 31, 2024, the Group held cross-currency swap contracts (CCS) for a notional amount of ¥3,000.0 million equivalent to $19.1 million (for ¥3,000.0 million equivalent to $21.3 million, as of December 31, 2023), which were decomposed by risk variables into two cross-currency swaps (CCS) for the purpose of being designated as cash flow hedges and re-expressing the initial exposures in the functional currency, as follows:

-
JPY-PEN for ¥3,000.0 million equivalent to S/71.9 million as of December 31, 2024 (¥3,000.0 million equivalent to S/79.0 million as of December 31, 2023) designated for cash flow hedges of bonds issued in yen.

-
PEN-USD for $20.3 million equivalent to S/76.4 million as of December 31, 2024 (US$20.3 million equivalent to S/75.4 million as of December 31, 2023), designated for cash flow hedging of U.S. dollar placements up to that amount.

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

	2024						2023
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate swaps	22,151	33,774	141,134	82,228	177,288	456,575	8,870	11,790	94,681	128,141	98,416	341,898
Foreign currency forwards	106,414	53,498	1,583	–	–	161,495	201,816	129,504	3,185	–	–	334,505
Currency swaps	43,713	31,998	72,826	56,141	14,970	219,648	4,955	45,436	69,962	78,513	31,952	230,818
Foreign exchange options	1,175	1,369	474	–	–	3,018	471	592	41	–	–	1,104
Futures	1,477	–	–	–	–	1,477	1,187	–	–	–	–	1,187
Total assets	174,930	120,639	216,017	138,369	192,258	842,213	217,299	187,322	167,869	206,654	130,368	909,512

	2024						2023
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate swaps	21,591	50,376	88,792	29,965	161,953	352,677	20,615	20,739	48,110	36,596	78,715	204,775
Foreign currency forwards	141,078	67,531	2,338	–	–	210,947	142,293	57,319	5,729	–	–	205,341
Currency swaps	26,293	25,499	79,045	71,857	28,154	230,848	78,941	129,935	86,455	99,804	34,230	429,365
Foreign exchange options	3,175	4,075	1,170	–	–	8,420	1,355	2,525	122	–	–	4,002
Futures	120	–	–	–	–	120	1,618	–	–	–	–	1,618
Total liabilities	192,257	147,481	171,345	101,822	190,107	803,012	244,822	210,518	140,416	136,400	112,945	845,101

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

	2024					2023
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	1,202,322	568,812	–	–	1,771,134	160,643	1,742,147	-	–	1,902,790
Cash outflows (liabilities)	(1,190,257)	(566,730)	–	–	(1,756,987)	(153,240)	(1,749,748)	-	–	(1,902,988)
Consolidated statement of income	2,764	1,845	–	–	4,609	485	(17,192)	-	–	(16,707)

The accumulated balance of the unrealized result from cash flow hedges, net of the corresponding deferred income tax, results from current hedges which maintain an unrealized loss of approximately S/2.3 million and from revoked hedges which maintain an unrealized gain. realized profit of S/2.4 million (As of December 31, 2023, current coverage maintained an unrealized loss of approximately S/12.0 million and revoked coverage maintained an unrealized gain of S/5.8 million).

d)
As of December 31, 2024 and 2023, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

e)
Operations in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

f)
As of December 31, 2024 and 2023, it corresponds mainly to the payment of the loyalty program based on miles that the bank credits to its customers for the use of their cards, as well as other financial products for S/363.6 million and S/629.5 million, respectively.

g)
Credicorp’s main associate is Pacífico S.A Entidad Prestadora de Salud (Pacífico EPS), whose balance amounts to S/692.1 million and S/686.6 million as of December 31, 2024 and 2023, respectively, see Note 2.

h)	Investment properties -

The movement of investment properties is as follows:

	2024			2023
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	342,617	297,076	639,693	613,319
Additions (i)	29,013	41,386	70,399	25,034
Disposals and others	41	(2,197)	(2,156)	1,340
Balance as of December 31	371,671	336,265	707,936	639,693

Accumulated depreciation
Balance at January 1	–	73,009	73,009	63,351
Depreciation for the period	–	9,098	9,098	8,115
Disposals and others	–	(403)	(403)	1,543
Balance as of December 31	–	81,704	81,704	73,009

Impairment losses (ii)	689	438	1,127	1,410

Net carrying amount	370,982	254,123	625,105	565,274

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)
As of December 31, 2024, the Group has made disbursements for the acquisition of land and real estate for S/70.4 million. As of December 31, 2023, the Group has made disbursements for the acquisition of land and real state for S/25.0 million.

(ii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount.

As of December 31, 2024 and 2023, the market value of the properties amounts to approximately S/1,235.1 million and S/1,235.2 million, respectively; which was determined through a valuation made by an independent appraiser.

i)
As of December 31, 2024 and 2023, the balance corresponds mainly to accounts payable to suppliers, accounts payable to investment clients in the stock market, accounts payable to policyholders, accounts payable to intermediaries, accounts payable for premiums to the deposit insurance fund, dividends payable to minor shareholders, accounts payable for sale of foreign currency, interbank transactions to be settled with the BCRP, among others.

j)	The movement of the provision for sundry risks for the years ended December 31, 2024, 2023 and 2022 was as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	642,520	624,149	614,012
Provision, Note 25	315,214	95,873	43,846
(Decrease), net	(310,995)	(77,502)	(33,709)
Balances at the end of the year	646,739	642,520	624,149

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

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

Saving deposits	59,757,825	52,375,813
Demand deposits	52,590,952	48,229,323
Time deposits (c)	44,116,438	41,290,011
Severance indemnity deposits	2,996,020	3,185,603
Bank’s negotiable certificates	1,101,347	1,194,653
Total	160,562,582	146,275,403
Interest payable	1,279,484	1,429,591
Total	161,842,066	147,704,994

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations without consider accrued interest are presented below:

	2024	2023
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	42,057,905	37,627,288
In other countries	5,102,286	4,607,210
	47,160,191	42,234,498

Interest-bearing -
In Peru	104,085,586	94,452,833
In other countries	9,316,805	9,588,072
	113,402,391	104,040,905
Total	160,562,582	146,275,403

c)	The balance of time deposits classified by maturity is as follows:

	2024	2023
	S/(000)	S/(000)

Up to 3 months	27,772,950	23,975,997
From 3 months to 1 year	10,886,485	11,420,212
From 1 to 3 years	1,754,547	2,472,740
From 3 to 5 years	478,235	327,136
More than 5 years	3,224,221	3,093,926
Total	44,116,438	41,290,011

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2024, and 2023.

As of  December 31, 2024, and 2023, the balance of deposits and obligations, guaranteed by the Peruvian “Fondo de Seguro de Depositos” (Deposit Insurance Fund) amounts to approximately S/59,414.0 million and S/51,875.6 million, respectively. At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depositos” totaled S/121,600 and S/123,810.0, respectively.

As of December 31, 2024 and 2023, the balance of deposits and obligations of Banco de Crédito Bolivia guaranteed by the “Fondo de Protección al Ahorrista” (FPAH, for its Spanish acronym) of Bolivia, amounts to Bs1,385.6 million (equivalent to S/760.4 million) and Bs1,409.9 million (equivalent to S/762.3 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “FPAH” totaled Bs102,593.9 and Bs90,240.3 (equivalent to S/56,300.4 and S/48,790.4, respectively).

As of December 31, 2024, and 2023, the balance of deposits and obligations of Mibanco Colombia guaranteed by the “Fondo de Garantía de las Instituciones Financieras” (FOGAFIN, for its Spanish acronym) of Colombia, amounts to $59,612.9 million (equivalent to S/50.9 million) and $53,049.4 million (equivalent to S/50.8 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “Fogafín” totaled $50.0 million (equivalent to S/42,700.0 and S/47,850.0, respectively).

14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

International funds and others (b)	5,821,219	7,362,734
COFIDE and FONCODES credit line (c)	4,550,610	4,389,433
Inter-bank funds	350,000	324,400
	10,721,829	12,076,567
Interest payable	32,556	202,114
Total	10,754,385	12,278,681

b)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

Sumitomo Mitsui Banking Corporation	752,800	426,535
Caixabank	590,948	370,900
International Finance Corporation (IFC) (i)	570,540	567,240
Bank of America N.A.	564,600	1,019,975
Standard Chartered Bank Hong Kong LTD	564,600	483,654
State Bank of India	564,600	–
Banco de la Nación	400,000	355,000
Citibank N.A.	376,401	185,450
Commerzbank AG	376,400	370,900
Bank of New York Mellon	188,200	593,440
Corporación Financiera de Desarrollo (COFIDE)	115,760	409,890
Banco BBVA Perú	110,000	60,000
Bancoldex	108,035	45,292
Banco Bice	104,425	–
ICBC Perú Bank S.A.	60,000	50,000
Banco Nacional de Bolivia S.A.	54,986	50,994
Banco Bisa S.A.	52,133	51,364
Banco Internacional	49,947	–
Banco Security	47,710	–
JP Morgan Chase & Co.	45,365	–
Banco de Occidente	34,162	47,463
Bancolombia S.A.	25,013	58,171
Club Deal Loan (ii)	–	923,965
Wells Fargo Bank N.A.	–	898,275
Zürcher Kantonalbank	–	185,450
Bradesco Bac Florida Bank	–	92,725
Banco Internacional del Perú S.A.A. (Interbank)	–	50,933
Others	64,594	65,118
Total	5,821,219	7,362,734

As of December 31, 2024, the loans have maturities between January 2025 and April 2035 (between January 2024 and April 2035 as of December 31, 2023) and bear interest at rates in soles that fluctuate between 5.03 percent and 7.86 percent (rates in soles between 2.23 percent and 9.33 percent as of December 31, 2023), and bear the following rates in foreign currency:

	2024		2023
	Min	Max	Min	Max
	%	%	%	%
U.S. Dollar	4.80	6.14	5.78	7.09
Boliviano	4.90	6.90	4.90	6.90
Chilean Peso	0.62	0.76	0.88	0.89
Colombian Peso	0.45	13.95	0.45	17.64

(i)
As of December 31, 2024, the Group maintain cross currency swaps (CCS) that were designated as cash flow hedges of certain repo operations in U.S dollars for a nominal amount of US$60.0 million, equivalent to S/225.8 million (US$60.0 million, equivalent to S/222.5 million as of December 31, 2023), see Note 12(c).

(ii)
In December 2024, a 25-month Club Deal Loan format loan for US$250.0 million, equivalent to S/941.0 million, agreed in November 2022 with five foreign banks was canceled: Wells Fargo Bank NY (Administrative Agent), Standard Chartered Bank, JP Morgan Chase Bank N.A., HSBC Bank and Bank of America (as of December 31, 2023, the balance was US$250.0 million equivalent to S/924.0 million).

In April 2023, JP Morgan Chase Bank carried out a partial transfer of its collection rights in favor of ICBC Perú Bank S.A. for US$20.0 million or S/74.2 million.

The loan accrued interest at a 3-month SOFR variable rate plus a spread of 1.5 percent. Likewise, the expenses related to said transaction were deferred and accrued proportionally during the term of the loan.

c)
Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2025 and January 2032 and bear annual interest in soles at rates that fluctuate between 6.00 percent and 7.60 percent and interest in foreign currency at 7.75 percent as of December 31, 2024 (between January 2024 and January 2032 and with annual interest in soles at rates that fluctuate between 3.50 percent and 7.60 percent and interest in foreign currency between 7.75 percent as of December 31, 2023). These lines of credit are guaranteed with a portfolio of Fondo Mi Vivienda mortgage loans amounting S/4,550.6 million and S/4,389.4 million, as of December 31, 2024, and 2023 respectively.

d)	The following table presents the maturities of due to banks and correspondents as of December 31, 2024 and 2023 based on the period remaining to maturity:

	2024	2023
	S/(000)	S/(000)

Up to 3 months	2,137,820	3,513,860
From 3 months to 1 year	3,320,059	3,514,114
From 1 to 3 years	1,662,047	1,568,163
From 3 to 5 years	824,015	795,765
More than 5 years	2,777,888	2,684,665
Total	10,721,829	12,076,567

e)
As of December 31, 2024, and 2023, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/10,371.8 million and S/11,752.2 million, respectively.

f)
Certain debts to banks, correspondents and other entities include specific agreements on how the funds received should be used, the financial conditions that the Bank must maintain, as well as other administrative matters. In Management’s opinion, these specific agreements have been fulfilled by the Bank as of December 31, 2024, and 2023.

15	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			Hedge Accounting			2024			2023
	Annual interest	Interest	Type	Notional	Notional Equivalent	Maturity	Issued	Carrying	Maturity	Issued	Carrying
	rate	payment					amount	amount		amount	amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Senior notes - BCP (i)	2.70	Semi-annual	CCS	US$220,000	828,080	January 2025	US$700,000	2,604,249	January 2025	US$700,000	2,571,032
Senior notes - BCP (ii)	5.85	Semi-annual	-	-	-	January 2029	US$500,000	1,862,468	-	-	-
Senior notes - Credicorp Ltd. (iii)	2.75	Semi-annual	-	-	-	June 2025	US$500,000	1,810,391	June 2025	US$500,000	1,706,587
Senior notes - BCP (ii)	7.85	Semi-annual				January 2029	S/1,150,000	1,150,000	-	-	-
Senior notes - BCP (iv)	5.05	Semi-annual	-	-	-	June 2027	US$30,000	112,471	June 2027	US$30,000	111,143
Senior notes - BCP (v)	0.97	Semi-annual	CCS	¥3,000,000	71,940	November 2025	¥3,000,000	71,796	November 2025	¥3,000,000	78,828
Senior notes - BCP (vi)	4.65	Semi-annual	-	-	-	-	-	-	September 2024	S/2,900,000	2,496,413

Corporate bonds -

First program
First issuance (Series A) - Mibanco Colombia	9.00	Quarterly	–	–	–	January 2025	$112,500	22,441	January 2025	$112,500	82,712
								7,633,816			7,046,715

			Hedge Accounting			2024			2023
	Annual interest	Interest	Type	Notional	Notional Equivalent	Maturity	Issued	Carrying	Maturity	Issued	Carrying
	rate	payment					amount	amount		amount	amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Subordinated bonds -
Subordinated bonds - BCP (vii)	From 3.13 to 3.25	Semi-annual	-	-	-	July 2030 / September 2031	US$1,350,000	5,049,870	July 2030 / September 2031	US$1,350,000	4,954,968
Subordinated bonds - BCP (viii)	5.80	Semi-annual				March 2035	US$600,000	2,241,242	-	-	-

Second program
Second issuance (Series B) - Pacífico Seguros	8.00	Semi-annual	-	-	-	May 2033	US$60,000	225,840	May 2033	US$60,000	185,450
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	-	-	-	December 2030	US$50,000	171,365	December 2030	US$50,000	205,952
First issuance (Series B) - MiBanco	7.22	Semi-annual	-	-	-	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

Third program
Issuance IV - Banco de Crédito de Bolivia	5.85	Semi-annual	-	-	-	February 2033	Bs120,810	63,707	February 2033	Bs137,200	65,562
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	-	-	-	August 2030	Bs100,000	52,268	August 2030	Bs100,000	54,067
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	-	-	-	August 2028	Bs70,000	36,146	August 2028	Bs70,000	37,847

Fourth program
First issuance (Series A) - MiBanco (ix)	5.84	Semi-annual	-	-	-	March 2031	S/155,000	146,274	March 2031	S/155,000	146,274
								8,016,712			5,680,120

Negotiable certificate of deposit - MiBanco Colombia	From 1.00 to 17.20	To maturity	-	-	-	January 2025 / October 2027	$1,343,411	1,254,245	January 2024 / January 2027	$1,295,640	1,239,824
Negotiable certificate of deposit - MiBanco	From 3.30 to 5.47	Annual	-	-	-	January 2025 / September 2026	S/314,870	118,813	January 2024 / June 2025	S/407,101	407,101
								17,023,586			14,373,760
Interest payable								244,857			221,025
Total								17,268,443			14,594,785

International issues contain certain operating covenants, which, in Management’s opinion, the Group has complied with at the dates of the consolidated statement of financial position.

(i)
The Bank issued Senior Notes under the Medium-Term Program proof approximately US$700.0 million at a semi-annual coupon rate of 2.70 percent maturing in January 2025. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100.0 percent of the aggregate principal amount of the notes to be redeemed. The payment of principal will take place on the due date or when the Bank redeems the notes.

On December 31, 2024, the Bank maintains a CCS which was designated as cash flows hedges of a part of Senior Notes in U.S Dollar subject to exchange rate risk for a notional amount of US$220.0 million, equivalent to S/828.1 million (US$220.0 million equivalent to S/816.0 million, as of December 31, 2023), see note 12(c). By means of the CCS, the cover part of senior notes was economically converted to soles.

(ii)
On January 11, 2024, the Bank issued Senior Notes under its Medium-Term Notes program for a total amount of US$ 500.0 million in U.S. Dollars, with a coupon rate of 5.85 percent, and S/1,150.0 million in Peruvian Soles, with a coupon rate of 7.85 percent; both issuances mature in January 2029. Prior to December 11, 2028, the Bank may redeem all or part of the Senior Notes at a redemption price equal to the greater of (i) 100.0 percent of the principal amount of the Senior Notes, or (ii) the sum of the remaining cash flows discounted at a rate equivalent to the U.S. Treasury interest rate plus 30 basis points (for the U.S. Dollar issuance) and the interest rate of Peruvian Government Sovereign Bonds or another comparable security plus 30 basis points (for the Peruvian Soles issuance). The principal payment will be made on the maturity date of the Senior Notes or upon their redemption by the Bank. From December 11, 2028, onwards, the Bank may redeem all or part of the Notes at a redemption price equal to 100.0 percent of the aggregate principal amount of the Notes being redeemed.

(iii)
As of December 31, 2024, Credicorp Ltd. holds Senior Notes for approximately US$486.0 million, equivalent to S/1,829.3 million (US$486.0 million, equivalent to S/1,802.6 million as of December 31, 2023) at a fixed rate and maturing on June 17, 2025.
All or part of the notes may be redeemed primarily in the following ways: (i) on any date prior to May 17, 2025, upon full or partial repurchase, bearing as a penalty an interest rate equal to the U.S. Treasury rate plus 40 basis points, and (ii) on any date on or after May 17, 2025, at par value. Principal will be paid on the maturity date or upon redemption of the notes.

(iv)
On June 21, 2022, the Bank issued senior notes under the medium-term bond program amounting to US$30.0 million at a semi-annual rate of 5.05 percent maturing in June 2027. An amount equivalent to the net proceeds from the offering will be used to finance or refinance, in whole or in part, new or existing green Eligible Projects, as per BCP’s Sustainability Financing Framework dated January 2022. The Bank may redeem all or part of the notes at a redemption price equal to 100.0 percent of the aggregate amount of the principal of the notes to be redeemed.

(v)
On September 19, 2023, the Bank issued Senior Notes for approximately ¥3,000.0 million, equivalent to S/78.9 million as of December 31,2023, with a fixed rate of 0.97 percent, whose maturity on November 19, 2025.
.
As of December 31, 2024, the Bank agreed to a cross currency swap (CCS) for a nominal amount of ¥3,000.0 million equivalent to S/71.9 million, see Note 12(c), which was broken down by risk variables into two cross currency swap (CCS) in order to designate them as a cash flow hedge of a fixed-rate yen issued bond, which was converted to Soles at a fixed rate and as cash flow hedge of loans.

(vi)
September 17, 2024, the bond was fully redeemed. This bond was issued in September 2019 under the framework of the Medium-Term Notes Program for S/2,500.0 million, with a semi-annual coupon rate of 4.65 percent, maturing in September 2024.

(vii)
On July 1, 2020, the Bank issued Subordinated Notes under the medium-term bond program amounting to US$850.0 million at a semiannual rate of 3.13 percent maturing in July 2030 called “3.13  percent Fixed Rate Subordinated Notes Due 2030 (Callable 2025).” As of July 1, 2025, it will be paid a fixed interest rate equal to States of U.S. Treasury interest rate, comparable to 5 years, plus 300.0 basis point. On July 1, 2025, the Bank may redeem all or part of the notes at a redemption price that is equal to 100.0 percent of the aggregate principal amount of the notes to be redeemed. Thereafter, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (i) 100.0 percent of the principal amount of the notes and (ii) the sum of the remaining flows discounted to a rate equivalent to the United States Treasury interest rate plus 45 basis points. The payment of the principal will take place on the expiration date of the notes or when the Bank redeems them.
On the other hand, effective March 30, 2021, the Bank issued Subordinated Notes under the Medium-Term Bond Program for US$500.0 million at a semi-annual coupon rate of 3.25 percent maturing in September 2031. called “Subordinated Bonds at a Fixed Interest Rate at 3.25 percent maturing in 2031 (Callable in 2026)”. As of September 30, 2026, a fixed interest rate will be paid equal to the United States Treasury interest rate, comparable to 5 years, plus 245.0 basis points. On September 30, 2026, the Bank may redeem all or part of the subordinated notes at a redemption price that is equal to 100.0 percent of the aggregate principal amount of the subordinated notes to be redeemed. Thereafter, the Bank may redeem all or part of the subordinated notes at a redemption price that is equal to the greater of (i) 100.0 percent of the principal amount of the subordinated notes and (ii) the sum of the cash flows remaining discounted at a rate equivalent to the United States Treasury interest rate plus 40 basis points. Principal payment will take place on the maturity date of the subordinated notes or when the Bank redeems them.

(viii)
On September 10, 2024, the Bank issued Subordinated Notes under the framework of its Medium-Term Notes Program for US$ 600.0 million at a semi-annual coupon rate of 5.80 percent, maturing in March 2035, designated as “5.8 Subordinated Fixed-to-Fixed Rate Notes due 2035 (Callable 2030)”. Starting on March 10, 2030, the notes will bear a fixed interest rate equal to the U.S. Treasury interest rate for a comparable 5-year term plus 224.0 basis points. From March 30, 2030, onwards, the Bank may redeem all or part of the Subordinated Notes at a redemption price equal to 100.0 percent of the aggregate principal amount of the notes being redeemed. Thereafter, the Bank may redeem all or part of the Subordinated Notes at a redemption price equal to the greater of (i) 100.0 percent of the principal amount of the Subordinated Notes or (ii) the sum of the remaining cash flows discounted at a rate equivalent to the U.S. Treasury interest rate plus 35 basis points. The principal payment will be made on the maturity date of the Subordinated Notes or upon their redemption by the Bank.

(ix)
As of March 30, 2021, Mibanco S.A. issued the Fourth Subordinated Bond Program, Series A, for S/155.0 million at a fixed rate of 5.84 percent, maturing on March 31, 2031. The principal payment will be made on the maturity date or upon redemption by Mibanco S.A., provided that a minimum period of five years has elapsed since the issuance date.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2024	2023
	S/(000)	S/(000)

Up to 3 months	2,709,847	174,341
From 3 months to 1 year	2,718,199	3,660,915
From 1 to 3 years	582,747	4,728,629
From 3 to 5 years	3,062,227	159,754
More than 5 years	7,950,566	5,650,121
Total	17,023,586	14,373,760

16	EQUITY

a)	Capital stock -

As of December 31, 2024, 2023 and 2022 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain as of December 31, 2024, 2023 and 2022:

	Number of shares
2024	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
Atlantic Security International Financial Services	–	125,843	125,843
BCP	–	94,686	94,686
Grupo Crédito	–	38,050	38,050
Pacífico Seguros	–	17,756	17,756
MiBanco	–	12,720	12,720
Credicorp Capital Servicios Financieros	–	10,440	10,440
ASB Bank Corp.	–	10,310	10,310
Prima AFP	–	3,174	3,174
Other Subsidiaries	–	12,812	12,812
	14,620,846	325,791	14,946,637

	Number of shares
2023	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	109,185	109,185
Atlantic Security International Financial Services	–	39,309	39,309
Grupo Crédito	–	36,698	36,698
Pacífico Seguros	–	19,912	19,912
MiBanco	–	14,128	14,128
Credicorp Capital Servicios Financieros	–	13,267	13,267
ASB Bank Corp	–	12,041	12,041
Prima AFP	–	3,920	3,920
Other Subsidiaries	–	16,790	16,790
	14,620,846	265,250	14,886,096

	Number of shares
2022	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	120,505	120,505
Grupo Crédito	–	23,214	23,214
Pacífico Seguros	–	20,606	20,606
Credicorp Capital Servicios Financieros	–	15,007	15,007
MiBanco	–	14,260	14,260
ASB Bank Corp	–	11,791	11,791
Prima AFP	–	5,406	5,406
Other Subsidiaries	–	17,588	17,588
	14,620,846	228,377	14,849,223

(*) It corresponds mainly to the treasury shares that were granted to employees and Senior Management, for which they have the right to vote, and to a lesser extent to the shares acquired for coverage purposes for the new complementary retention program. These shares are not released on said dates.

During 2024, 2023 and 2022, the Group purchased 174,161, 163,067 and 137,604 shares of Credicorp Ltd., respectively, for a total of US$29.3 million (equivalent to S/110.9 million), US$22.5 million (equivalent to S/85.6 million) and US$22.5 million (equivalent to a S/83.6 million), respectively.

The purchase of shares during 2024 for S/110.9 million consists of S/2.4 million for the shares at par value and S/108.5 million for the higher value paid for the shares acquired. The purchase of shares during 2023 for S/85.6 million consists of S/2.3 million for the shares at par value and S/83.3 million for the higher value paid for the shares acquired.

c)	Reserves and other reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20.0, 30.0 or 50.0 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10.0 percent of net profits. As of December 31, 2024, 2023 and 2022, the balance of this reserves amounts approximately to S/9,175.8 million, S/8,621.7 million and S/7,783.3 million, respectively.

At the Board meetings held on April 27, 2024, April 27, 2023 and April 28, 2022, the decision was made to transfer from “Retained earnings” to “Reserves” S/1,778.8 million, S/2,593.6 million and  S/2,354.9 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2022	206,885	(139,500)	(273)	–	337,037	404,149
(Decrease) in net unrealized gains on investments	(36,477)	(1,629,016)	–	–	–	(1,665,493)
Transfer to results of the net realized loss of investments	–	49,754	–	–	–	49,754
Transfer to income statement of credit loss on investments	–	63,203	-	-	-	63,203
Change in net unrealized gain on cash flow hedges derivatives	–	–	29,109	–	–	29,109
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(28,048)	–	–	(28,048)
Other reserves	–	–	–	1,133,536	–	1,133,536
Foreign exchange translation	–	–	–	–	(301,969)	(301,969)
Net movement in hedges of net investments in foreign businesses	–	–	–	–	39,587	39,587
Balance as of December 31, 2022	170,408	(1,655,559)	788	1,133,536	74,655	(276,172)
(Decrease) increase in net unrealized gains on investments	(12,247)	1,241,632	–	–	–	1,229,385
Transfer to results of the net realized loss of investments	–	7,789	–	–	–	7,789
Transfer to income statement of credit loss on investments	–	8,716	–	–	–	8,716
Change in net unrealized gain on cash flow hedges derivatives	–	–	18,359	–	–	18,359
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(30,550)	–	–	(30,550)
Other reserves	–	–	–	(754,192)	–	(754,192)
Foreign exchange translation	–	–	–	–	73,498	73,498
Net movement in hedges of net investments in foreign businesses	–	–	–	–	18,950	18,950
Balance as of December 31, 2023	158,161	(397,422)	(11,403)	379,344	167,103	295,783
Increase in net unrealized gains on investments	24,116	136,783	–	–	–	160,899
Transfer to results of the net realized loss of investments	–	36,712	–	–	–	36,712
Transfer to income statement of credit loss on investments	–	32,776	–	–	–	32,776
Change in net unrealized gain on cash flow hedges derivatives	–	–	27,186	–	–	27,186
Transfer of net realized gain on cash flow hedges derivatives to profit or gain	–	–	(17,416)	–	–	(17,416)
Other reserves	–	–	–	(69,383)	–	(69,383)
Foreign exchange translation	–	–	–	–	(114,143)	(114,143)
Transfer of fair value reserve to accumulated results	(137,787)	–	–	–	–	(137,787)
Balance as of December 31, 2024	44,490	(191,151)	(1,633)	309,961	52,960	214,627

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods Equity instruments at fair value with changes in other comprehensive income
Net unrealized gain (loss)	136,783	1,241,632	(1,629,016)
Transfer to results of net realized loss	36,712	7,789	49,754
Transfer of recovery of credit loss to profit or loss	32,776	8,716	63,203
Sub total	206,271	1,258,137	(1,516,059)
Non-controlling interest	4,612	18,317	(15,535)
Income tax	(5,118)	58,489	(82,459)
	205,765	1,334,943	(1,614,053)

Cash flow hedge reserves:
Net gain on cash flow hedges	27,186	18,359	29,109
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	(17,416)	(30,550)	(28,048)
Sub total	9,770	(12,191)	1,061
Non-controlling interest	125	(148)	27
Income tax	4,030	(5,104)	158
	13,925	(17,443)	1,246

Other reserves:
Insurances reserves	(69,383)	(754,192)	1,133,536
Non-controlling interest	(793)	(8,619)	10,604
	(70,176)	(762,811)	1,144,140

Foreign exchange traslation:
Exchange gains or losses	(114,143)	73,498	(301,969)
Net movement in hedges of net investments in foreign businesses	–	18,950	39,587
Sub total	(114,143)	92,448	(262,382)
Non-controlling interest	1	(34)	(114)
	(114,142)	92,414	(262,496)

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Not to be reclassified to the consolidated statement of income in later periods:

Equity instruments at fair value with changes in other comprehensive income
Net unrealized gain (loss)	24,116	(12,247)	(36,477)
Transfer to accumulated results from investment sale	(137,787)	–	–
Sub total	(113,671)	(12,247)	(36,477)
Non-controlling interest	7	127	23
Income tax	(8,439)	3,791	(2,109)
	(122,103)	(8,329)	(38,563)
Attributable to:
Credicorp’s equity holders	(81,156)	571,955	(680,321)
Non-controlling interest	3,952	9,643	(4,995)
	(77,204)	581,598	(685,316)

e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2024	2023	2022

Date of Meeting - Board of Directors	25.04.2024	27.04.2023	28.04.2022
Dividends distribution, net of treasury shares effect (in thousands of soles)	2,788,657	1,994,037	1,196,422
Payment of dividends per share (in soles)	35.0	25.0	15.0
Date of dividends payout	14.06.2024	09.06.2023	10.06.2022
Exchange rate published by the SBS	3.7685	3.6901	3.7560
Dividends payout (equivalent in thousands of US$)	739,991	540,375	318,536

At the Board of Directors held on August 29, 2024, agreed an additional dividend payment, net of the effect of treasury shares, for approximately S/875.9 million charged to reserves. These dividends were paid on October 18, 2024.

On April 24, 2025, the Board of Directors of Credicorp Ltd. approved the distribution of a cash dividend of S/3,775.3 million equivalent to S/40.00 per share, to be distributed on June 13, 2025.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2024, 2023 and 2022 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

In accordance with the rules issued by the SBS relating to the ‘Regulations for the Consolidated Supervision of Financial and Mixed Conglomerates’, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries are determined based on the specific requirements per subsidiary and in accordance with the requirements of each regulator in the country in which they operate. As of December 31, 2024, and 2023, the effective capital requirements amounted to S/29,123.5 million and S/25,720.7 million respectively.

The effective capital of Credicorp and its subsidiaries determined in accordance with the provisions of these regulations amounted to S/40,009.5 million and S/33,452.6 million as of December 31, 2024, and 2023, respectively, which exceeded the minimum capital required by the SBS by S/10,885.9 million and S/7,731.9 million, respectively.

17	TAX SITUATION

a)	Credicorp is not subject to income tax, wealth tax, capital gains tax or property tax in Bermuda.

Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The Peruvian corporate income tax rate as of December 31, 2024, 2023 and 2022 was 29.5 percent of taxable income after calculating workers’ participation, which is determined using a rate of 5.0 percent.

The corporate income tax rate in Bolivia is 25.0 percent as of December 31, 2024, and December 31, 2023. Bolivian financial entities are subject to an additional rate to the extent that the ROE exceeds 6.0 percent; in that case, they must consider an additional rate of 25.0 percent, which would bring the rate to 50.0 percent.

In the case of Chile, the tax legislation changed in 2020, establishing two new regimes currently in force: the general regime and the Pro-Pyme regime, the latter applicable to smaller companies. Credicorp Capital Holding Chile, as well as all its subsidiaries, are taxed under the general regime, whose corporate income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2024.

Individuals or legal entities not domiciled in Chile will be subject to an additional tax at rates between 4.0 percent and 35.0 percent, depending on the nature of the income.

In Colombia, the income tax rate has been set at 35.0 percent for the years 2023 and 2024.

For financial entities with a taxable base exceeding 120,000 taxable units (as of December 31, 2024, and 2023, equivalent to a total of S/5.1 million and S/4.4 million, respectively), the income tax rate is 40.0 percent.

Additionally, in the event of receiving occasional profits, listed and established by the National Government in the Tax Statute and which are not subject to income tax, for the year 2024 a differential rate of 15.0 percent must be applied on the net profit and the associated expenses, respectively.

Dividends and participations are subject to a 10.0 percent rate as withholding at source on income, which will be transferable and imputable to the resident individual or investor residing abroad.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2024		2023		2022
	In millions of soles	%	In millions of soles	%	In millions of soles	%

Theoretical tax and income tax rate in Perú	(2,307.3)	(29.50)	(2,040.9)	(29.50)	(2,022.5)	(29.50)
Decrease (Increase) in the statutory tax rate due to:
(i) Decrease (Increase) due to the profit of subsidiaries not domiciled in Perú	(77.2)	(0.99)	52.8	0.77	(75.8)	(1.11)
(ii) Provision tax on dividends	(146.7)	(1.88)	(235.7)	(3.44)	(168.4)	(2.46)
(iii) Non-taxable income, net	329.9	4.22	335.3	4.59	156.2	2.29
Income tax and effective income tax rate	(2,201.3)	(28.15)	(1,888.5)	(27.58)	(2,110.5)	(30.78)

b)	Income tax expense for the years ended December 31, 2024, 2023 and 2022 comprises:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,966,524	1,669,370	1,799,467
In other countries	289,694	295,169	197,971
	2,256,218	1,964,539	1,997,438

Deferred -
In Peru	(23,182)	(28,734)	37,447
In other countries	(31,761)	(47,354)	75,616
	(54,943)	(76,088)	113,063
Total	2,201,275	1,888,451	2,110,501

c)	The following table presents a summary of the Group’s deferred income tax:

	2024	2023
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	949,040	1,023,000
Carry forward tax losses	198,248	152,201
Provision for profit sharing	94,344	70,908
Provision for sundry expenses and risks	60,148	60,103
Provision for pending vacations	37,107	32,420
Unrealized losses due to valuation of investments at fair value through other comprehensive income	21,658	38,476
Depreciation of improvements for leased premises	15,219	20,436
Unrealized loss in valuation on cash flow hedge derivatives	1,055	5,837
Others	70,401	135,511

Deferred liability
Intangibles, net	(101,945)	(176,271)
Adjustment for difference in exchange of Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) and SBS	(76,059)	(45,016)
Buildings depreciation	(50,556)	(63,839)
Deferred acquisitions costs - DAC	(17,362)	(16,070)
Buildings revaluation	(1,991)	(2,552)
Unrealized gain in valuation on cash flow hedge derivatives	(1,190)	(804)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	853	(3,743)
Others	(28,104)	(48,402)
Total	1,170,866	1,182,195

	2024	2023
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Unrealized losses due to valuation of investments at fair value through other comprehensive income	28,165	8,731
Provision for sundry expenses and risks	23,034	12,395
Carry forward tax losses	19,757	19,757
Provision for profit sharing	14,850	17,897
Deferred income due to commission	4,645	5,274
Others	(39,448)	(16,564)

Deferred liability
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Intangibles, net	(16,953)	(36,569)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(14,739)	(13,846)
Reserve for reinstatement premium costs and deductibles	(11,104)	(10,942)
Deferred acquisitions costs - DAC	(8,277)	(8,186)
Buildings revaluation	(2,990)	(3,296)
Leasing operations related to loans	(2,852)	(3,038)
Others	(13,598)	(39,615)
Total	(59,025)	(107,517)

The Group has recorded a deferred asset corresponding to accumulated tax losses, such losses relate to subsidiaries that have a history of tax loss carryforwards and will be offset against future taxable profits. This benefit cannot be offset against future taxable profits of other Group companies.

d)
The Peruvian Tax Authority has the right to review and, if necessary, request the amend the Tax returns filed by Peruvian subsidiaries up to four years after their filing date. However, this period may be suspended according to the criteria established in the tax legislation. Tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016, 2017, 2021 to 2023
MiBanco, Banco de la Microempresa S.A.	2023
Pacífico Compañía de Seguros y Reaseguros	2019 to 2023
Credicorp Capital Servicios Financieros	2019 to 2023
Credicorp Capital Perú	2019, 2020, 2022 and 2023
Grupo Credito	2020 to 2023

It is worth mentioning that the Tax Authority is auditing the tax return of:

Banco de Crédito del Perú S.A.	2020
MiBanco, Banco de la Microempresa S.A.	2022
Credicorp Capital Perú	2021

The Tax Authorities of Bolivia and Colombia have the power to review and, if applicable, to make a new Income Tax assessment of Credicorp’s subsidiaries located in such countries, which also regulate the terms for the review after the filing of the Income Tax returns. Additionally, in the case of Colombia, a 6-year term was established for taxpayers obliged to apply the rules on Transfer Pricing or taxpayers who declare tax losses. The annual tax returns pending review by the foreign tax authorities are as follows:

Banco de Crédito de Bolivia	2017 to 2023
Credicorp Capital Colombia	2019, 2020, 2021 and 2023
MiBanco Colombia	2019 to 2023
Credicorp Capital Fiduciaria	2019 to 2023

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2024 and 2023.

e)	International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

(i)	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

(ii)
Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

These modifications to IAS 12 came into force on January 1, 2023, and did not have an impact on the Group’s consolidated financial statements, since Pillar Two rules were not enacted in jurisdictions that the Group operates in.
Pillar Two rules related to Corporate Income Tax Act in Bermuda is effective starting January 1, 2025. At the date of these financial statements, the Group continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two model rules, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows.

f)
From 2026, the tax authority will provide taxpayers with a rating of their tax profile, determined in accordance with the rules in force. This rating will not have a direct impact on the assessment of taxes.

18	CONTINGENT RISKS AND COMMITMENTS

a)	This item consists of the following:

	2024	2023
	S/(000)	S/(000)

Contingent credits – indirect loans (b)
Guarantees and standby letters	19,557,938	17,737,645
Import and export letters of credit	2,581,383	2,313,970
Sub-total, Note 7(b)	22,139,321	20,051,615

Responsibilities under credit line agreements (c)	85,269,774	87,091,701
Total	107,409,095	107,143,316

The reference values of transactions with derivative financial instruments are recorded in accounts outside the consolidated statement of financial position in the committed currency, as presented in Note 12(c).

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

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

19	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

The following is a breakdown of the accrued interest, similar income and similar expenses:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	15,654,391	15,044,864	12,419,281
Interest on investments at fair value through other comprehensive income	2,136,099	1,984,408	1,595,570
Interest on due from banks	1,405,854	1,133,211	467,387
Interest on investments at amortized cost	469,224	456,543	382,097
Interest on investments at fair value through profit or loss	54,999	48,376	38,550
Dividends received	49,469	46,080	29,226
Other interest and similar income	99,220	85,013	79,171
Total	19,869,256	18,798,495	15,011,282

Interest and similar expense
Interest on deposits and obligations	(2,850,474)	(3,141,307)	(1,688,245)
Interest on due to banks and correspondents	(1,081,126)	(1,158,665)	(683,078)
Interest on bonds and notes issued	(799,223)	(634,299)	(728,218)
Financial expenses of insurance activities	(507,356)	(466,814)	(426,477)
Deposit Insurance Fund	(256,583)	(237,441)	(230,255)
Interest on lease liabilities	(22,828)	(25,574)	(25,054)
Other interest and similar expense	(236,535)	(196,423)	(138,337)
Total	(5,754,125)	(5,860,523)	(3,919,664)

20	COMMISSIONS AND FEES

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Performance obligations at a point in time:
Maintenance of accounts, transfers and card services	1,791,533	1,465,318	1,595,547
Commissions for banking services	542,592	443,040	367,946
Collection services	146,109	119,563	119,636
Commissions for consulting and technical studies	84,494	61,390	66,291
Commissions for brokerages, stockbrokers and stock markets.	67,329	43,861	44,225
Commissions for salary advance and payment of services	43,421	59,903	66,330
Commissions for intermediation in virtual platforms	35,686	41,376	35,324
Commissions for placements	41,866	32,253	27,686
Operational commissions	45,955	41,082	36,213
Others	78,347	99,085	130,155
	2,877,332	2,406,871	2,489,353

Performance obligations over time:
Funds and equity management	742,250	700,663	628,739
Contingent loans and foreign trade fees	375,929	651,392	450,874
Commissions for custody of securities	56,592	45,533	73,891
	1,174,771	1,397,588	1,153,504

Total	4,052,103	3,804,459	3,642,857

21	NET GAIN ON SECURITIES

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Net gain (loss) on financial assets at fair value through profit or loss	212,907	370,049	(114,892)
Net gain in associates	135,183	117,089	104,461
Net gain (loss) on investments at fair value through other comprehensive income	43,101	(61,255)	75,273
Impairment of investments at fair value through other comprehensive income, Note 6(b)	(27,947)	(4,321)	(58,260)
Others	(949)	3,582	(1,114)
Total	362,295	425,144	5,468

22	INSURANCE AND REINSURANCE RESULT

a)	This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Contracts measured under BBA* and VFA (b)	204,578	226,125	211,323
Contracts measured under PAA	3,574,816	3,629,283	3,321,947
Income from the Insurance Service	3,779,394	3,855,408	3,533,270

Expenses for incurred claims and other expenses net of change of past services	(2,062,848)	(2,232,672)	(2,122,652)

Losses in onerous contracts and reversal of losses	(15,801)	(17,181)	(92,530)
Others	(7,128)	(3,134)	(15,741)
Insurance service expenses	(2,085,777)	(2,252,987)	(2,230,923)

Insurance service result	1,693,617	1,602,421	1,302,347

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Income from reinsurance recoveries	179,617	448,491	317,110

Premiums allocated to the current period	(674,214)	(839,812)	(778,009)
Expenses for assigning the premiums paid to the reinsurer	(674,214)	(839,812)	(778,009)

Reinsurance result	(494,597)	(391,321)	(460,899)

b)	The result of contracts measured under BBA and VFA is detailed below:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Amounts related to changes in liabilities for the remaining coverage:
CSM recognized for services provided	125,610	128,639	131,588
Change in risk adjustment for non-financial risk	9,907	12,357	15,982
Expenses for insurance services and expected claims occurred	61,933	81,995	65,329
Cash recovery for the purchase of insurance	7,128	3,134	(1,576)
Contracts measured under BBA and VFA	204,578	226,125	211,323

(*)	Building Block Approach (BBA)

c)	The impact of the new business for onerous and non-onerous contracts is detailed below:

	2024
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	27,948	128,252	156,200
Claims and other directly attributable expenses	445,384	886,382	1,331,766
Estimates of the present value of future inflows	(446,274)	(1,143,887)	(1,590,161)
Risk adjustment for non-financial risk	4,078	5,550	9,628
CSM	–	123,703	123,703
Impact on provisions for contracts recognized in the period	31,136	–	31,136

	2023
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	21,123	85,120	106,243
Claims and other directly attributable expenses	135,905	658,515	794,420
Estimates of the present value of future inflows	(138,467)	(856,323)	(994,790)
Risk adjustment for non-financial risk	1,913	6,225	8,138
CSM	–	106,463	106,463
Impact on provisions for contracts recognized in the period	20,474	–	20,474

	2022
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance Acquisition Cash Flows	14,022	72,277	86,299
Claims and other directly attributable expenses	165,170	468,718	633,888
Estimates of the present value of future inflows	(167,263)	(668,931)	(836,194)
Risk adjustment for non-financial risk	2,562	7,569	10,131
CSM	–	120,367	120,367
Impact on provisions for contracts recognized in the period	14,491	–	14,491

d)	Below we present the estimate of the release of CSM over the years considering reversals of the loss component:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
One year	122,859	113,378	115,614
Two years	125,636	115,736	148,085
Three years	126,066	116,736	164,542
Four years	124,387	117,284	165,924
Five years	120,257	114,531	152,654
From 6 to 10 years	517,669	494,953	413,518
Older than 10 years	1,074,187	1,011,435	217,278
Total	2,211,061	2,084,053	1,377,615

e)	The composition of underlying assets related to contracts with direct participation features is detailed below:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
IL Controlled	76,946	91,502	84,570
IL Controlled Soles	3,992	1,433	187,088
IL Balanced	193,410	186,879	72,059
IL Balanced II	93,044	79,671	370,484
IL Global Balanced	13,648	1,073	75,301
IL Capitalized	425,552	382,326	328
IL Capitalized II	122,413	87,527	190
IL Global Growth	18,636	804	198
IL Sustainable Capitalization	–	259	–

f)	The impact on the current period of the transition approaches adopted to establishing CSMs for insurance contracts portfolios is disclosed in the table below:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
CSM at the beginning of the period	887,586	992,526	1,292,358
Changes in estimates adjusting the CSM	(33,955)	(11,445)	(182,240)
Changes related to future service	(33,955)	(11,445)	(182,240)
CSM recognized in consolidated statement of income for services rendered	(91,995)	(102,878)	(117,518)
Interest expense on insurance contracts issued (interest on CSM)	23,975	28,279	38,896
Changes related to the current service	(68,020)	(74,599)	(78,622)
Other changes	9,324	(18,896)	(38,970)
CSM at the end of the period	794,935	887,586	992,526

23	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Salaries	2,624,359	2,430,121	2,176,165
Vacations, medical assistance and others	446,715	433,441	357,879
Additional participation	349,829	276,177	271,995
Bonuses	342,380	320,084	301,097
Workers profit sharing	335,164	286,895	311,459
Social security	275,083	254,770	234,867
Severance indemnities	198,058	180,637	167,020
Share-based payment plans	104,848	83,328	81,679
Total	4,676,436	4,265,453	3,902,161

24	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Systems expenses	1,251,424	1,080,001	908,339
Publicity	770,965	720,718	652,587
Consulting and professional fees	407,508	336,715	333,325
Taxes and contributions	382,711	264,326	280,171
Transport and communications	244,255	226,860	225,491
Repair and maintenance	154,533	157,127	136,105
Lease	124,781	108,357	91,680
Comissions by agents	118,156	115,120	106,356
Outsourcing	107,274	144,534	113,211
Sundry supplies	91,769	118,510	87,844
Subscriptions and quotes	74,002	61,945	55,914
Security and protection	65,970	64,432	64,480
Insurance	55,150	56,324	62,994
Electricity and water	52,260	56,359	50,566
Electronic processing	29,466	39,764	35,896
Cleaning	25,549	22,677	20,435
Others	228,002	229,434	188,671
Total	4,183,775	3,803,203	3,414,065

25	OTHER INCOME AND EXPENSES

This item consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Other income
Reversal of provisions	151,121	56,841	66,531
Net income from the sale of property, furniture and equipment	68,037	1,654	14,979
Rental income	53,077	46,836	44,257
Net income from the sale of investment property	21,771	–	–
Net result from sale of loan portfolio	21,295	83,515	18,712
Recovery of other accounts receivable and other assets	3,489	1,862	1,299
Others	195,989	249,945	122,268
Total other income	514,779	440,653	268,046

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Other expenses
Provision for sundry risks	315,214	95,873	43,846
Derecognition of intangibles due to withdrawals and dismissed projects	131,142	96,978	25,140
Losses due to operational risk	67,030	66,302	74,512
Association in participation	28,269	53,097	40,955
Expenses on improvements in building for rent	26,060	17,445	18,962
Donations	23,518	23,354	16,362
Provision for other accounts receivable	12,261	11,975	18,736
Administrative and tax penalties	7,148	28,882	1,626
Others	162,627	140,695	124,159
Total other expenses	773,269	534,601	364,298

26	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2024	2023	2022

Net income attributable to equity holders of Credicorp (in thousands of soles)	5,501,254	4,865,540	4,647,818

Number of stock
Ordinary stock, Note 16(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,886,096)	(14,849,223)	(14,850,369)
Sale (acquisition) of treasury stock, net	(46,444)	(55,283)	(3,615)
Weighted average number of ordinary shares for basic earnings	79,449,777	79,477,811	79,528,333
Plus - dilution effect - stock awards	169,307	177,709	168,462
Weighted average number of ordinary shares adjusted for the effect of dilution	79,619,084	79,655,520	79,696,795

Basic earnings per share (in soles)	69.24	61.22	58.44
Diluted earnings per share (in soles)	69.09	61.08	58.32

27	OPERATING SEGMENTS

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

-
Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros S.A. and subsidiaries.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance -

Includes the management of loans, credits, deposits and checking accounts of the small and microenterprises, which are carried out through MiBanco, Banco de la Microempresa S.A. and MiBanco - Banco de la Microempresa de Colombia S.A.

d)	Investment Management and Advisory -

Comprising brokerage service and investment management services offered to a broad and diverse client, which includes corporations, institutional investors, governments and foundations; also, comprising the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All these services are provided through Credicorp Capital Ltd. and subsidiaries and ASB Bank Corp.

The objective of being able to manage through these business lines corresponds to the following:

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

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on net profit and is measured consistently with the net profit presented in the consolidated statement of income.

Financial information by segment is prepared subject to the necessary and on a uniform basis, with coherent grouping according to the type of activity and customer.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10.0 percent or more of the total income of the Group as of December 31, 2024, 2023 and 2022.

(i)
The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2024, 2023 and 2022:

	Income (*)
2024	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right-in-use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	19,176	647	10,815	4,831	(2,831)	(492)	(1,767)	5,003	722	194,921	171,451
Banco de Crédito de Bolivia	924	25	353	254	(84)	(30)	(73)	94	84	12,996	12,954
	20,100	672	11,168	5,085	(2,915)	(522)	(1,840)	5,097	806	207,917	184,405
Insurance and Pension funds
Pacífico Seguros and subsidiaries	1,769	541	299	935	–	(2)	(44)	770	122	17,777	14,355
Prima AFP	385	6	2	379	–	(27)	(55)	133	12	658	182
	2,154	547	301	1,314	–	(29)	(99)	903	134	18,435	14,537
Microfinance
MiBanco	3,195	146	2,243	125	(851)	(93)	(85)	308	85	16,979	14,279
MiBanco Colombia	574	1	326	60	(118)	(19)	(1)	(10)	10	2,323	1,900
	3,769	147	2,569	185	(969)	(112)	(86)	298	95	19,302	16,179

Investment Management and Advisory	1,317	527	36	945	(30)	(43)	(69)	196	36	8,466	6,907
Other segments	388	132	41	174	(29)	(7)	(83)	(869)	40	6,341	3,286
Eliminations	(256)	–	–	(100)	–	–	(24)	(2)	–	(4,372)	(4,202)
Total consolidated	27,472	2,025	14,115	7,603	(3,943)	(713)	(2,201)	5,623	1,111	256,089	221,112

(*)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and result of the insurance and reinsurance service.

	Income (*)
2023	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right-in-use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	17,802	686	9,818	4,315	(2,846)	(460)	(1,498)	4,379	894	178,053	155,908
Banco de Crédito de Bolivia	820	19	332	110	(50)	(28)	(62)	3	16	12,631	12,593
	18,622	705	10,150	4,425	(2,896)	(488)	(1,560)	4,382	910	190,684	168,501
Insurance and Pension funds
Pacífico Seguros and subsidiaries	1,730	528	285	952	–	(4)	(40)	819	79	16,586	13,435
Prima AFP	386	7	4	379	–	(25)	(57)	150	17	741	240
	2,116	535	289	1,331	–	(29)	(97)	969	96	17,327	13,675
Microfinance
MiBanco	3,236	187	2,165	155	(923)	(87)	(47)	202	129	16,931	13,902
MiBanco Colombia	489	1	255	45	(125)	(15)	26	(145)	44	2,164	1,892
	3,725	188	2,420	200	(1,048)	(102)	(21)	57	173	19,095	15,794

Investment Management and Advisory	1,210	518	82	809	–	(50)	(31)	161	16	10,104	8,394
Other segments	278	105	(3)	216	(13)	10	(179)	(609)	19	4,947	2,670
Eliminations	(286)	–	–	(114)	–	–	–	–	–	(3,317)	(3,301)
Total consolidated	25,665	2,051	12,938	6,867	(3,957)	(659)	(1,888)	4,960	1,214	238,840	205,733

(*)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions and insurance and the result of the insurance and reinsurance service.

	Income (*)
2022	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right-in-use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	13,510	518	7,828	3,139	(1,448)	(452)	(1,625)	4,258	590	177,907	157,485
Banco de Crédito de Bolivia	865	9	325	167	(69)	(24)	(112)	68	15	12,698	11,838
	14,375	527	8,153	3,306	(1,517)	(476)	(1,737)	4,326	605	190,605	169,323
Insurance and Pension funds
Pacífico Seguros and subsidiaries	1,689	63	301	758	–	(3)	(12)	467	80	14,565	12,149
Prima AFP	354	4	–	354	–	(23)	(48)	110	29	735	238
	2,043	67	301	1,112	–	(26)	(60)	577	109	15,300	12,387
Microfinance
MiBanco	2,750	–	2,139	31	(597)	(76)	(165)	425	96	17,226	14,444
MiBanco Colombia	375	–	236	45	(45)	(13)	(7)	14	8	1,530	1,290
	3,125	–	2,375	76	(642)	(89)	(172)	439	104	18,756	15,734

Investment Management and Advisory	923	90	98	666	–	(41)	(15)	21	41	14,051	10,670
Other segments	453	41	165	748	–	(4)	(127)	(603)	61	3,476	2,606
Eliminations	–	–	–	–	–	–	–	–	–	(6,774)	(4,901)
Total consolidated	20,919	725	11,092	5,908	(2,159)	(636)	(2,111)	4,760	920	235,414	205,819

(*)	Corresponds to total interest and similar income, other income and the result of the insurance and reinsurance service.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions and insurance and the result of the insurance and reinsurance service.

(ii)
The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, as of December 31, 2024, 2023 and 2022:

	2024				2023				2022
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	24,573	13,358	4,459	196,497	22,588	11,922	4,648	180,268	14,053	10,430	4,325	179,855
Bermuda	(767)	(636)	5	1,917	150	(45)	–	2,086	5,151	(28)	134	2,123
Panama	356	129	29	4,758	384	174	31	5,580	295	105	3	8,384
Cayman Islands	734	662	–	268	503	358	–	154	72	72	–	139
Bolivia	1,065	346	201	13,121	1,028	328	122	12,784	960	377	113	11,885
Colombia	1,265	240	339	3,402	854	199	193	4,060	193	132	22	2,283
United States of America	38	–	9	17	29	–	14	19	8	–	5	15
Chile	208	16	88	1,132	129	2	75	778	187	4	119	1,132
Others	–	–	–	–	–	–	–	4	–	–	3	3
Total consolidated	27,472	14,115	5,130	221,112	25,665	12,938	5,083	205,733	20,919	11,092	4,724	205,819

(*)	Including total interest and similar income, other income and the result of the insurance and reinsurance service.
(**)	Operating income includes the income from interest and similar expenses from banking activities and the result of the insurance and reinsurance service.
(***)	Non-current assets consist of property, furniture and equipment, intangible and goodwill and right-of-use assets, net.

28	TRANSACTIONS WITH RELATED PARTIES

a)
The Group’s consolidated financial statements as of December 31, 2024 and 2023 include transactions with related parties, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions and balances with related parties and individuals as of December 31, 2024 and 2023:

	2024	2023
	S/(000)	S/(000)
Statement of financial position -
Direct loans	2,472,179	2,063,739
Investments (i)	611,271	806,700
Deposits (ii)	(1,839,980)	(713,503)
Derivatives at fair value	280,624	516,292

(i)
As of December 31, 2024, the balance includes mainly S/155.7 million of corporate bonds of Alicorp S.A.A., S/93.9 million of corporate bonds issued by Cementos Pacasmayo S.A., and S/104.2 million of shares of Inversiones Centenario.
As of December 31, 2023, the balance includes mainly S/166.8 million of corporate bonds of Alicorp S.A.A., S/146.5 million of Alicorp S.A.A. shares, S/135.9 million shares of Inversiones Centenario and S/120.5 million corporate bonds issued by Corporación Primax.

(ii)	Corresponds to deposits of legal entities and individuals.

	2024	2023
	S/(000)	S/(000)

Statement of income
Interest income related to loans	55,485	31,892
Interest expenses related to deposits	(37,308)	(30,914)
Other income	22,735	9,452

Contingent risks and commitments
Indirect loans	746,992	584,463

c)
At December 31, 2024, direct loans have guarantees and collateral provided by the related party, mature between January 2025 and December 2030, and accrue an average annual interest in soles of 10.78 percent and an average annual interest rate in foreign currency of 9.56 percent (as of December 31, 2023, they mature between January 2024 and August 2030, and accrued an average annual interest in soles of 13.31 percent and an average annual interest rate in foreign currency of 10.69 percent). Also, as of December 31, 2024, the Group maintains S/58.1 million of allowances for loan losses to related parties (as of December 31, 2023 it maintains S/15.2 million).

d)
At December 31, 2024 and 2023, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2024 and 2023, direct loans to employees, directors, key management and family members amounted to S/1,389.6 million and S/1,383.3 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2024 and 2023 was as follows:

	2024	2023
	S/(000)	S/(000)

Director’s compensation	8,628	7,387
Senior Management Compensation:
Remuneration	62,258	49,573
Stock awards vested	20,499	21,444
Total	91,385	78,404

f)	As of December 31, 2024 and 2023 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2024	2023
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars	451,522	516,834
Soles	397,614	170,769
Bolivianos	280,188	179,131
Colombian pesos	133,821	108,830
Chilean pesos	15,409	7,198
Total	1,278,554	982,762

Restricted mutual funds, Note 6(a)(v)	307,225	334,162

29	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2024 and 2023:

	2024						2023
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	–	–	–	–	47,655,196	47,655,196	–	–	–	–	33,930,948	33,930,948
Cash collateral, reverse repurchase agreements and securities borrowings	–	–	–	–	1,033,177	1,033,177	–	–	–	–	1,410,647	1,410,647
Investments at fair value through profit or loss	4,715,343	–	–	–	–	4,715,343	4,982,661	–	–	–	–	4,982,661
Investments at fair value through other comprehensive income, Note 6(b)	–	–	39,995,374	147,264	–	40,142,638	–	–	36,709,138	334,802	–	37,043,940
Amortized cost investments	–	–	–	–	8,967,877	8,967,877	–	–	–	–	10,188,927	10,188,927
Loans, net	–	–	–	–	137,737,296	137,737,296	–	–	–	–	136,698,135	136,698,135
Financial assets designated at fair value through profit or loss	–	932,734	–	–	–	932,734	–	810,932	–	–	–	810,932
Due from customers on banker’s acceptances	–	–	–	–	528,184	528,184	–	–	–	–	412,401	412,401
Other assets, Note 12(a)	904,791	–	–	–	3,269,019	4,173,810	987,663	–	–	–	2,072,603	3,060,266
	5,620,134	932,734	39,995,374	147,264	199,190,749	245,886,255	5,970,324	810,932	36,709,138	334,802	184,713,661	228,538,857

Liabilities

Deposits and obligations	–	–	–	–	161,842,066	161,842,066	–	–	–	–	147,704,994	147,704,994
Payables from repurchase agreements and securities lending	–	–	–	–	9,060,710	9,060,710	–	–	–	–	10,168,427	10,168,427
Due to banks and correspondents	–	–	–	–	10,754,385	10,754,385	–	–	–	–	12,278,681	12,278,681
Due from customers on banker’s acceptances	–	–	–	–	528,184	528,184	–	–	–	–	412,401	412,401
Lease liabilities	–	–	–	–	404,817	404,817	–	–	–	–	512,579	512,579
Financial liabilities at fair value through profit or loss	151,485	–	–	–	–	151,485	641,915	–	–	–	–	641,915
Bonds and notes issued	–	–	–	–	17,268,443	17,268,443	–	–	–	–	14,594,785	14,594,785
Other liabilities, Note 12(a)	819,473	–	–	–	5,220,127	6,039,600	891,999	–	–	–	4,586,511	5,478,510
	970,958	–	–	–	205,078,732	206,049,690	1,533,914	–	–	–	190,258,378	191,792,292

30	FINANCIAL AND NON-FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for different periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

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

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establish principles, policies, and general limits to the Group.

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

Corporate credit Risk Committees (retail and non-retail)-

The Corporate Credit Risk Committees (retail and non-retail) are responsible for proposing credit risk management guidelines within the framework of governance and organization for the comprehensive management of credit risks. Furthermore, the committees propose the approval of any changes to the credit risk management functions and report important findings to the Risk Committee.

Corporate Committee for Market, Structural, Trading and Liquidity Risk

The committee for Market, Structural, Trading and Liquidity Risks is in charge of analyzing and proposing corporate objectives, guidelines and policies for the Management of Market and Liquidity Risks of the Group and the Group’s companies. As well as monitor the indicators, limits of the market risk and liquidity appetite and the implementation of corrective measures if deviations exist. Additionally, it is responsible for approving the integration into management of a corporate model implemented in the Group.

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

Corporate Operational Risk Methodology Committee -

The Corporate Operational Risk Methodology Committee has the primary responsibilities of sharing methodologies for Operational Risk and Business Continuity, as well as sharing best practices regarding the main challenges faced by the Group’s companies.

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

(v)	Central Risk Management of Grupo Crédito -

The Central Risk Management is responsible for the implementation of policies, procedures, methodologies, and the actions to be taken to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. In addition, it is responsible for participating in the design and definition of the strategic plans of the business units to ensure that they are aligned within the risk parameters approved by the Grupo Crédito Board of Directors. Likewise, it disseminates the importance of adequate risk management, specifying in each of the units, the role that corresponds to them in the timely identification and definition of the corresponding actions.

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

Non-financial Risks Division -

The Non-financial Risks Division is responsible for defining a strategy for non-financial risks that aligns with the objectives and risk appetite established by the Board of Grupo Crédito. This strategy aims to enhance the management process, generate synergies, optimize resources and achieve superior results among the units responsible for managing non-financial risks within the Group. Furthermore, to achieve the objectives outlined in the non-financial risk strategy, the Division is tasked with promoting a risk culture, developing talent, defining indicators, and generating and monitoring strategic projects and initiatives.

Credicorp’s Pricing Center of Excellence

The main objective of the Group’s Pricing Center of Excellence (CoE) is to efficiently scale the Pricing practice in the Group’s business lines, identifying opportunities and deploying initiatives that allow the development of the Pricing practice.

Risk Transformation Office

The Risk Transformation Office is responsible for turning risk management into a competitive advantage, enhancing the following capabilities: i) origination, ii) portfolio monitoring, iii) life cycle of credit models, iv) cybersecurity, and v) human talent.

(vi)	Internal Audit Division and Corporate Ethics and Compliance Division -

The Internal Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the Group´s risk management, control, and governance processes, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors, providing agile and timely assurance, advice and analysis based on risks and data. On the other hand, it evaluates sufficiency and integration level of Group’s database and information systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Corporate Compliance and Ethics Division reports to the Board and is responsible for providing corporate policies to ensure that Group companies specifically comply with regulations that specified them, and the guidelines established in the Code of Ethics.

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

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the consolidated statement of financial position.

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

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, except for assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

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

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. The credit risk of the derivative portfolio is reduced if the instrument is cleared through a clearing house.

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

b)
The maximum exposure to credit risk as of December 31, 2024 and 2023, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 30.11(a), 30.11(b) and the contingent credits detailed in Note 18(a).

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

In the Group, a loan is internally classified as past due according to three criteria: the number of days past due based on the contractually agreed due date, the subsidiary and the type of loan. The detail is shown below:

-	Banco de Crédito del Perú, Mibanco Perú and Solución Empresa Administradora Hipotecaria internally classify a loan as past due:

-	For corporate, large and medium companies, when it has more than 15 days in arrears.

-	For small and microbusiness when it has more than 30 days in arrears.

-	For overdrafts when it has more than 30 days in arrears.

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

Estimate of the expected credit loss -

The measurement of the expected credit loss is based on the product of the following risk parameters: (i) probability of default (PD), (ii) loss given default (LGD), and (iii) exposure at default (EAD); discounted at the reporting date, using the effective interest rate. The definition of the parameters is presented below:

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

-
Commercial banking products: if the client, at some certain point, is in the Collections portfolio, or has a risk classification of Deficient, Doubtful or Loss, or has operations that are refinanced, in pre-judicial, judicial proceedings or written off. Also, a client can be considered as default if it shows signs of significant qualitative impairment. It should be noted that, for commercial clients with the highest loan position that are classified in default, the Risk Management performs an individual review to determine the expected credit loss in each case, which considers the knowledge of the specific situation of the client, the coverage of real guarantees, and the financial information available of the company.

-
Investments: if the instrument has a default rating according to external rating agencies such as Fitch, Standard & Poors or Moody’s, or if it has an indicator of arrears equal to or greater than 90 days. In addition, an issuer can be considered as default if it shows signs of significant qualitative impairment or if it is in default according to the Commercial banking definition. When an issuer is classified as default, all its instruments are also classified as default, that is, in stage 3.

-
Loss given default (LGD): this is a measurement which estimates the severity of the loss that would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, according to the stage of the client:

-
LGD workout is the real loss of clients who reached the default stage. To calculate this parameter, the recoveries and costs of each of the operations are included (includes open and closed recovery processes).

-
LGD ELBE (expected loss best estimate): this is the loss of the contracts in a default situation based on the time in default of the operation (the longer the time in default, the higher the level of loss of the operation).

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
The fundamental difference between the expected credit loss of a loan allocated in stage 1 or stage 2 is the PD’s time horizon. The estimates in stage 1 use a PD with a maximum time horizon of 12 months, while those in stage 2 use a PD measured for the remaining lifetime of the instrument. The estimates in stage 3 are carried out based on an LGD “best estimate”.

For those portfolios that are not material and/or do not have specific credit scoring models, the option was to extrapolate the expected credit loss ratio of portfolios with comparable characteristics.

The main methodological calibrations made in the internal credit risk models during 2024 were:

-
PD models: in accordance with our internal governance scheme, we continued monitoring the performance of PD models throughout the year and implemented the necessary calibrations to maintain an adequate measurement of the credit risk of our loan portfolio.

-
LGD models: in accordance with our internal governance scheme, we continued monitoring the performance of LGD models throughout the year and implemented the necessary calibrations to maintain an adequate measurement of the credit risk of our loan portfolio.

Prospective information -

The measurement of the expected credit loss for each stage and the evaluation of significant increase in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and macroeconomic conditions.

For the estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the expected credit loss in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested which provide a better prospective and systemic vision to the estimate, based on econometric techniques. Each macroeconomic scenario used in the estimate of the expected credit loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), terms of trade, inflation rate, among others, for a period of 3 years and a long-term projection.

The expected credit loss is a weighted estimate that considers three future macroeconomic scenarios (baseline, optimistic, pessimistic). These scenarios, as well as the probability of occurrence of each one, are projections provided by the internal Economic Studies team and are approved by Senior Management; these projections are made for the main countries where Credicorp operates. The design of the scenarios is reviewed quarterly. All scenarios and their respective probabilities apply to portfolios subject to expected credit loss.

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

-
Additionally, significant credit risk increase thresholds were established based on absolute and relative thresholds that depend on the risk level in which the instrument was originated. The thresholds differ for each of the portfolios considered.

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

On the other hand, Retail Banking assets that migrated to stage 2 will return to stage 1 if their credit risk has not increased significantly since their initial recognition during a certain number of subsequent reporting periods (cure period). In the case of assets allocated in stage 3, these will not return to stage 2 except for refinanced loans, which will return to stage 2 if good payment behavior is demonstrated during a certain number of subsequent reporting periods.
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

The following is a summary of the direct loans (without interest) classified into three important groups and their respective allowance for loan losses for each type of loan; it is important to note that impaired loans are loans in default that are in stage 3. Additionally, it should be noted that, in accordance with IFRS 7, the total balance of the loan is considered overdue when the debtor has failed to make a payment at its contractual maturity.

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency, and which are not in default.
(ii)	Past due but not impaired loans, which comprise all of the direct loans of customers who are not in default but have failed to make a payment at its contractual maturity, according to IFRS 7.
(iii)	Impaired loans, those direct loans considered to be in stage 3 or default, as detailed in Note 30.1(c).

	2024				2023
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	67,303,201	3,509,158	–	70,812,359	65,012,679	4,076,777	–	69,089,456
Past due but not impaired	612,574	468,459	–	1,081,033	937,720	693,084	–	1,630,804
Impaired	–	–	5,028,223	5,028,223	–	–	6,100,142	6,100,142
Gross	67,915,775	3,977,617	5,028,223	76,921,615	65,950,399	4,769,861	6,100,142	76,820,402
Less: Allowance for loan losses	493,130	291,963	2,159,115	2,944,208	489,706	394,868	2,330,978	3,215,552
Total, net	67,422,645	3,685,654	2,869,108	73,977,407	65,460,693	4,374,993	3,769,164	73,604,850

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	18,451,482	3,819,271	–	22,270,753	18,590,193	2,952,908	–	21,543,101
Past due but not impaired	505,016	672,405	–	1,177,421	559,877	605,193	–	1,165,070
Impaired	–	–	1,643,883	1,643,883	–	–	1,468,747	1,468,747
Gross	18,956,498	4,491,676	1,643,883	25,092,057	19,150,070	3,558,101	1,468,747	24,176,918
Less: Allowance for loan losses	66,260	168,188	819,671	1,054,119	54,102	121,257	785,261	960,620
Total, net	18,890,238	4,323,488	824,212	24,037,938	19,095,968	3,436,844	683,486	23,216,298

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	16,589,516	3,670,678	–	20,260,194	15,728,517	3,862,859	–	19,591,376
Past due but not impaired	257,476	573,634	–	831,110	264,477	767,325	–	1,031,802
Impaired	–	–	1,686,829	1,686,829	–	–	1,802,572	1,802,572
Gross	16,846,992	4,244,312	1,686,829	22,778,133	15,992,994	4,630,184	1,802,572	22,425,750
Less: Allowance for loan losses	384,145	396,678	1,167,311	1,948,134	347,783	431,278	1,288,068	2,067,129
Total, net	16,462,847	3,847,634	519,518	20,829,999	15,645,211	4,198,906	514,504	20,358,621

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	14,188,847	3,335,516	–	17,524,363	14,934,631	2,827,796	–	17,762,427
Past due but not impaired	160,755	383,227	–	543,982	261,414	489,658	–	751,072
Impaired	–	–	1,459,095	1,459,095	–	–	1,546,685	1,546,685
Gross	14,349,602	3,718,743	1,459,095	19,527,440	15,196,045	3,317,454	1,546,685	20,060,184
Less: Allowance for loan losses	331,011	514,255	1,203,250	2,048,516	285,091	435,151	1,314,373	2,034,615
Total, net	14,018,591	3,204,488	255,845	17,478,924	14,910,954	2,882,303	232,312	18,025,569

Consolidated of loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct loans, Note 7(a)	118,068,867	16,432,348	9,818,030	144,319,245	116,289,508	16,275,600	10,918,146	143,483,254
Total allowance for direct loan losses, Note 7(a)	1,274,546	1,371,084	5,349,347	7,994,977	1,176,682	1,382,554	5,718,680	8,277,916
Total net direct loans	116,794,321	15,061,264	4,468,683	136,324,268	115,112,826	14,893,046	5,199,466	135,205,338

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

-
Renegotiated loans: are those loans for which, due to the pandemic during 2020 and 2021 and/or the Peruvian context of intense rain and social unrest during 2023, the SBS and other local regulators of the countries where Credicorp operates have established that certain benefits be granted, and that Credicorp has also voluntarily granted to its clients (grace periods, debt consolidation, etc.), which were not in the initial credit agreements.

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

As of December 31, 2024, and 2023, renegotiated loans, refinanced loans and their expected loss are composed as follows:

	2024		2023
	Refinanced loans	Allowance for loan losses	Refinanced loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	89,847	5,961	56,439	1,445
Stage 2	60,494	9,968	41,380	5,984
Stage 3	2,059,690	971,741	2,288,349	1,018,911
Total	2,210,031	987,670	2,386,168	1,026,340

	2024		2023
	Renegotiated loans	Allowance for loan losses	Renegotiated loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	3,090,297	23,513	4,093,815	36,800
Stage 2	579,176	55,208	1,536,104	146,087
Stage 3	711,770	417,017	1,366,287	877,839
Total	4,381,243	495,738	6,996,206	1,060,726

The detail of the gross amount of impaired direct loans by type of loan, together with the fair value of the related collateral and the amounts of its allowance for loan losses, are as follows:

	2024					2023
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Impaired loans	5,028,223	1,643,883	1,686,829	1,459,095	9,818,030	6,100,142	1,468,747	1,802,572	1,546,685	10,918,146
Fair value of collateral	3,979,625	1,401,503	388,752	439,736	6,209,616	5,013,453	1,257,251	347,343	370,790	6,988,837
Allowance for loan losses	2,159,115	819,671	1,167,311	1,203,250	5,349,347	2,330,978	785,261	1,288,068	1,314,373	5,718,680

In addition, the breakdown of direct loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans, which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
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

	2024						2023
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	130,867,669	–	–	-	130,867,669	-	127,986,360	–	–	-	127,986,360	-
Past due but not impaired	–	–	3,189,089	444,457	3,633,546	3,633,546	-	–	4,067,581	511,167	4,578,748	4,578,748
Impaired debt	–	3,802,650	1,029,703	4,985,677	9,818,030	6,015,380	–	4,303,045	993,101	5,622,000	10,918,146	6,615,101
Total	130,867,669	3,802,650	4,218,792	5,430,134	144,319,245	9,648,926	127,986,360	4,303,045	5,060,682	6,133,167	143,483,254	11,193,849

The classification of direct loans by type of loan and type of maturity is shown below:

	2024					2023
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	70,812,359	2,256,618	1,220,408	2,632,230	76,921,615	69,089,495	2,901,367	1,662,457	3,167,083	76,820,402
Residential mortgage loans	22,270,753	573,359	1,456,906	791,039	25,092,057	21,543,100	484,375	1,405,344	744,099	24,176,918
Small business loans	20,260,194	328,229	779,402	1,410,308	22,778,133	19,591,337	333,213	978,265	1,522,935	22,425,750
Consumer loans	17,524,363	644,444	762,076	596,557	19,527,440	17,762,428	584,090	1,014,616	699,050	20,060,184
Total	130,867,669	3,802,650	4,218,792	5,430,134	144,319,245	127,986,360	4,303,045	5,060,682	6,133,167	143,483,254

Macroeconomic scenario -

The expected credit loss is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, which are calculated with macroeconomic projections provided by the Economic Studies team and approved by Senior Management. The local and international information flows available during the analysis period are used to feed the projections, which reflect the fact that Peru is a small and open economy, and in this context, approximately 60.0 percent of the volatility in economic growth is driven by external factors including terms of trade, the growth of Peru’s trading partners and external interest rates. Information is collected on each of these factors to build each scenario for the next three years.

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

Through this process, projections of GDP growth, inflation, exchange rate and other macroeconomic variables are obtained for the years 2025 and 2026. We expect GDP to grow around 2.8 percent in 2025, which is mainly explained by the following factors:

-	Terms of trade near record highs,
-	Controlled inflation and pick-up of employment and real wages,
-	Delayed effects of a less restrictive monetary policy stance,
-	Business expectations that have remained optimistic during the year,
-	Favorable profit distributions in 2025 that will boost consumption,
-	Non-performing loans in the retail-consumption segment that have started to fall gradually.

Extending the recovery phase will require: i) latching with medium- and long-term private investment decisions, ii) a limited effect of the pre-electoral environment given general elections in April 2026, and iii) a limited impact of the renewed trade and geopolitical tensions on the economy. For 2025 and 2026, probabilities of 50 percent, 25 percent and 25 percent were considered for the baseline, optimistic and pessimistic scenarios, respectively. The probabilities assigned to each scenario and the projections are validated through a fan chart analysis, which uses the likelihood function to identify and analyze:

i)	The central tendency of the projections.
ii)	The dispersion that is expected around this value.
iii)	The values that are higher or lower than the central value that are more or less probable.

The following table provides a comparison between the carrying amount of allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, and its estimation under three scenarios base, optimistic and pessimistic.

	2024	2023
	S/(000)	S/(000)

Carrying amount	8,378,895	8,645,945

Scenarios:
Optimistic	8,283,450	8,617,203
Base Case	8,369,849	8,654,612
Pessimistic	8,492,433	8,712,061

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

The following table shows the risk analysis of the investments provided by the institutions referred to above:

	2024		2023
	S/(000)%		S/(000)%
Instruments rated in Peru:
A- to A+	-	–	65,360	0.1
BBB- to BBB+	23,952,251	44.5	22,584,226	43.3
BB- to BB+	910,170	1.7	657,658	1.3
Lower and equal to +B	33,402	0.1	132,148	0.3
Unrated:
BCRP certificates of deposit	11,435,757	21.2	11,127,919	21.3
Listed and unlisted securities	158,620	0.3	312,648	0.6
Restricted mutual funds	307,225	0.6	334,162	0.6
Investment funds	835,689	1.6	651,307	1.2
Mutual funds	66,156	0.1	1,824	–
Other instruments	276,372	0.5	242,310	0.5
Subtotal	37,975,642	70.6	36,109,562	69.2

	2024		2023
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	442,467	0.8	1,007,270	1.9
AA- a AA+	2,562,695	4.7	2,447,819	4.7
A- to A+	2,720,507	5.1	2,709,151	5.2
BBB- to BBB+	4,904,951	9.1	4,273,210	8.2
BB- to BB+	2,608,610	4.8	2,045,242	3.9
Lower and equal to +B	60,822	0.1	673,757	1.3
Unrated:
Listed and unlisted securities	42,033	0.1	60,877	0.1
Mutual funds	556,001	1.0	1,104,724	2.1
Participations of RAL funds	432,503	0.8	145,414	0.3
Investment funds	566,267	1.1	547,719	1.0
Other instruments	953,360	1.8	1,090,783	2.1
Subtotal	15,850,216	29.4	16,105,966	30.8
Total	53,825,858	100.0	52,215,528	100.0

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2024 and 2023, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2024					2023
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	44,599	–	36,640,462	11,435,757	48,120,818	192,666	–	23,642,580	10,935,253	34,770,499
Commerce	4,441	1,130	26,546,422	1,263,109	27,815,102	5,969	29	24,611,067	1,007,029	25,624,094
Financial services	2,181,025	633,527	18,345,088	4,196,687	25,356,327	3,409,897	73,182	14,499,904	3,900,949	21,883,932
Mortgage loans	–	–	24,165,038	–	24,165,038	–	–	23,395,049	–	23,395,049
Government and public administration	2,153,564	42,978	8,451,218	13,471,446	24,119,206	1,713,104	241,294	9,808,792	12,068,576	23,831,766
Manufacturing	157,215	81	21,260,811	1,918,004	23,336,111	195,981	78	22,857,640	1,925,973	24,979,672
Consumer loans	–	–	18,494,305	–	18,494,305	–	–	18,457,100	–	18,457,100
Communications, storage and transportation	25,331	254,562	9,928,424	991,194	11,199,511	69,371	495,995	8,592,952	957,512	10,115,830
Electricity, gas and water	109,673	87	5,917,891	2,245,021	8,272,672	134,229	83	4,642,005	4,056,334	8,832,651
Real estate and leasing	163,867	–	4,872,017	2,408	5,038,292	67,209	–	8,989,709	3,248	9,060,166
Agriculture	3,995	–	4,610,164	8,034	4,622,193	3,699	–	4,569,647	15,808	4,589,154
Mining	5,563	–	3,670,102	226,845	3,902,510	9,399	–	3,755,224	155,708	3,920,331
Construction	3,901	–	2,924,805	390,071	3,318,777	3,336	–	3,284,049	415,280	3,702,665
Education, health and others	390,150	10	1,736,113	844,135	2,970,408	113,028	271	1,490,560	814,761	2,418,620
Hotels and restaurants	–	–	2,570,704	–	2,570,704	–	–	2,480,313	–	2,480,313
Fishing	4	–	669,274	–	669,278	139	–	658,316	–	658,455
Insurance	3,252	–	133,086	–	136,338	5,138	–	88,947	193	94,278
Community services and others	373,554	359	8,254,825	3,149,927	11,778,665	47,159	–	8,889,807	787,316	9,724,282
Total	5,620,134	932,734	199,190,749	40,142,638	245,886,255	5,970,324	810,932	184,713,661	37,043,940	228,538,857
(*)	It includes non-trading investments that did not pass SPPI test.

(**)	OCI: Other comprehensive income.

As of December 31, 2024 and 2023 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2024					2023
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

America
Peru	1,893,544	3,593	175,089,699	27,879,813	204,866,649	1,601,757	1,333	163,235,790	25,099,606	189,938,486
Bolivia	835,594	–	11,850,504	801,894	13,487,992	550,271	–	11,609,164	861,246	13,020,681
United States of America	757,151	845,577	3,228,496	7,360,645	12,191,869	736,813	339,619	2,464,455	7,260,134	10,801,021
Colombia	1,218,708	–	3,560,497	793,612	5,572,817	1,692,862	–	3,939,155	796,126	6,428,143
Chile	300,827	–	2,224,616	626,907	3,152,350	310,247	–	1,629,984	590,346	2,530,577
Brazil	9,037	–	1,632,544	268,174	1,909,755	11,837	–	121,301	168,426	301,564
Mexico	55,729	–	183,334	467,970	707,033	14,040	–	195,420	396,581	606,041
Panama	43,748	–	359,932	229,945	633,625	4,166	–	389,002	68,364	461,532
Canada	5,608	–	108,618	149,235	263,461	31,772	–	29,760	92,571	154,103
Europe:
United Kingdom	191,072	–	10,498	249,702	451,272	64,738	–	53,576	266,628	384,942
France	113,112	–	17,305	120,194	250,611	168,648	–	9,569	136,787	315,004
Spain	13,561	–	6,755	228,626	248,942	23,356	–	14,721	198,504	236,581
Luxembourg	77,777	–	7,474	2,961	88,212	617,676	–	7,020	–	624,696
Switzerland	–	–	1,616	47,974	49,590	4,705	–	166	32,121	36,992
Netherlands	–	–	728	35,014	35,742	–	–	2,247	40,112	42,359
Others in Europe	79,762	–	190,632	75,014	345,408	74,709	–	293,096	92,726	460,531
Others	24,904	83,564	717,501	804,958	1,630,927	62,727	469,980	719,235	943,662	2,195,604
Total	5,620,134	932,734	199,190,749	40,142,638	245,886,255	5,970,324	810,932	184,713,661	37,043,940	228,538,857

(*)	It includes non-trading investments that did not pass SPPI test.

(**)	OCI: Other comprehensive income.

g)	Offsetting financial assets and liabilities -

The Group has financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or

-
Are subject to an enforceable master netting agreement or similar agreement covering similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position.

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

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction must be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2024
		Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets		Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	904,791	904,791	(310,932)	(37,615)	556,244
Cash collateral, reverse repurchase agreements and securities borrowing	1,033,177	1,033,177	–	(19,151)	1,014,026
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	6,997,811	6,997,811	(6,159,186)	–	838,625
Total	8,935,779	8,935,779	(6,470,118)	(56,766)	2,408,895

	2023
		Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets		Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	987,663	987,663	(234,550)	(139,833)	613,280
Cash collateral, reverse repurchase agreements and securities borrowing	1,410,647	1,410,647	–	(16,924)	1,393,723
Available-for-sale and held-to-maturity investments pledged as collateral	6,533,959	6,533,959	(5,496,964)	–	1,036,995
Total	8,932,269	8,932,269	(5,731,514)	(156,757)	3,043,998

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	2024
		Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities		Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	819,473	819,473	(310,932)	(1,115,338)	(606,797)
Payables on repurchase agreements and securites lending	9,060,710	9,060,710	(6,692,254)	(362,723)	2,005,733
Total	9,880,183	9,880,183	(7,003,186)	(1,478,061)	1,398,936

	2023
		Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities		Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	891,999	891,999	(234,550)	(170,998)	486,451
Payables on repurchase agreements and securites lending	10,168,427	10,168,427	(7,566,773)	(607,639)	1,994,015
Total	11,060,426	11,060,426	(7,801,323)	(778,637)	2,480,466

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the consolidated statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.

-	Accounts receivable from resale agreements and securities financing and accounts payable from repurchase agreements and securities lending are measured at amortized cost.

The amounts detailed in the tables above for derivatives presented in other assets, Note 12(c), accounts receivable under resale agreements and securities financing, accounts payable under repurchase agreements and securities lending are financial instruments outside the scope of the offsetting disclosures.

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

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies, and derivatives, arising from market-making transactions where the Group acts as principal with the clients or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

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

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99.0 percent). There is therefore a specified statistical probability (1.0 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

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

The evaluation of the movements of the trading portfolio has been based on annual historical information and 115 market risk factors, which are detailed following: 30 market curves, 43 stock prices, 40 mutual fund values and 2 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).

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

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see Note 30.2(b)(ii).

The Group’s VaR is within the risk appetite limits established by the Risk Management of each subsidiary.

As of December 31, 2024 and 2023, the Group’s VaR by risk type is as follows:

	2024	2023
	S/(000)	S/(000)

Interest rate risk	29,138	29,399
Price risk	933	5,291
Volatility risk	462	20
Diversification effect	(1,685)	(5,850)
Consolidated VaR by type of risk	28,848	28,860

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

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in Banco de Crédito del Perú, Banco de Crédito de Bolivia, Mibanco - Banco de la Microempresa, Mibanco - Banco de la Microempresa de Colombia, ASB Bank Corp and Pacífico Seguros, is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks, which are generated through different scenario simulations and consider periods of high volatility.

Repricing gap analysis (Repricing Gap)

The purpose of the repricing gap analysis is to measure the exposure to interest rate risk by repricing terms, grouping both on-balance sheet and off-balance sheet assets and liabilities. This makes it possible to identify those tranches in which rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2024
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	35,573,543	1,085,329	1,609,783	2,012,826	2,342,288	6,064,604	48,688,373
Investments	1,548,776	3,604,634	10,192,970	12,690,421	20,926,450	147,264	49,110,515
Loans, net	19,023,450	17,337,262	40,333,482	46,077,476	16,239,454	(1,273,828)	137,737,296
Financial assets designated at fair value through or loss	–	–	–	–	–	932,734	932,734
Reinsurance contract assets	841,170	–	–	–	–	–	841,170
Other assets (*)	110,454	–	–	–	74,073	3,675,254	3,859,781
Total assets	57,097,393	22,027,225	52,136,235	60,780,723	39,582,265	9,546,028	241,169,869

Liabilities
Deposits and obligations	30,965,685	20,248,915	35,585,502	47,713,442	26,875,898	452,624	161,842,066
Payables from repurchase agreements and securities lending	3,371,128	6,893,979	4,410,854	1,749,262	3,074,502	315,370	19,815,095
Insurance contract liability	121,965	189,997	582,662	2,149,411	7,271,617	3,106,633	13,422,285
Financial liabilities at fair value through profit or loss	–	–	–	–	–	151,485	151,485
Bonds and Notes issued	2,913,005	2,108,291	3,977,975	5,284,838	2,787,909	196,425	17,268,443
Other liabilities (**)	442,572	–	–	4	101,587	5,220,609	5,764,772
Equity	–	–	–	–	–	34,977,234	34,977,234
Total liabilities and equity	37,814,355	29,441,182	44,556,993	56,896,957	40,111,513	44,420,380	253,241,380

Off-balance-sheet accounts
Derivative financial assets	865,949	508,140	592,591	564,599	–	–	2,531,279
Derivative financial liabilities	1,382,049	112,920	354,289	658,699	–	–	2,507,957
	(516,100)	395,220	238,302	(94,100)	–	–	23,322
Marginal gap	18,766,938	(7,018,737)	7,817,544	3,789,666	(529,248)	(34,874,352)	(12,048,189)
Accumulated gap	18,766,938	11,748,201	19,565,745	23,355,411	22,826,163	(12,048,189)	–

(*) Made up of financial assets and bank acceptances without considering accounts receivable for trading derivatives.

(**) Made up of financial liabilities and bank acceptances without considering accounts payable for trading derivatives.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	2023
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	13,900,784	1,707,822	3,050,481	8,674,709	273,214	7,734,585	35,341,595
Investment	1,331,553	4,489,604	9,475,564	12,827,007	18,773,061	336,078	47,232,867
Loans, net	19,650,760	16,975,402	38,874,328	46,963,496	14,420,760	(186,611)	136,698,135
Financial assets designated at fair value through profit or loss	–	–	–	–	–	810,932	810,932
Reinsurance contract assets	872,046	–	–	–	–	–	872,046
Other assets (*)	143,214	7,053	31,753	–	–	2,381,135	2,563,155
Total assets	35,898,357	23,179,881	51,432,126	68,465,212	33,467,035	11,076,119	223,518,730

Liabilities
Deposits and obligations	40,740,255	16,793,946	22,762,047	57,611,088	8,418,281	1,379,377	147,704,994
Payables from repurchase agreements and securities lending	5,987,961	6,344,769	3,477,433	3,238,356	3,026,066	372,523	22,447,108
Insurance contract liability	116,515	178,525	496,768	1,862,006	6,822,694	2,841,625	12,318,133
Financial liabilities at fair value through profit or loss	–	–	–	–	–	641,915	641,915
Bonds and Notes issued	81,635	94,831	5,711,424	7,944,189	603,511	159,195	14,594,785
Other liabilities (**)	497,682	–	2,046	–	–	4,546,082	5,045,810
Equity	–	–	–	–	–	33,107,065	33,107,065
Total liabilities and equity	47,424,048	23,412,071	32,449,718	70,655,639	18,870,552	43,047,782	235,859,810

Off-balance-sheet accounts
Derivative financial assets	72,943	–	676,380	–	–	–	749,323
Derivative financial liabilities	630,109	401,730	54,849	1,936,331	–	–	3,023,019
	(557,166)	(401,730)	621,531	(1,936,331)	–	–	(2,273,696)
Marginal gap	(12,082,857)	(633,920)	19,603,939	(4,126,758)	14,596,483	(31,971,663)	(14,614,776)
Accumulated gap	(12,082,857)	(12,716,777)	6,887,162	2,760,404	17,356,887	(14,614,776)	–

(*) Made up of financial assets and bank acceptances without considering accounts receivable for trading derivatives.
(**) Made up of financial liabilities and bank acceptances without considering accounts payable for trading derivatives.

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

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2024 and 2023, including the effect of derivative instruments.

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

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2024 and 2023 are presented below:

2024
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	+/-	30,754	-/+	425,783
Soles	+/-	75	+/-	46,132	-/+	638,675
Soles	+/-	100	+/-	61,509	-/+	851,567
Soles	+/-	150	+/-	92,263	-/+	1,277,350
U.S. Dollar	+/-	50	+/-	134,532	+/-	191,211
U.S. Dollar	+/-	75	+/-	201,798	+/-	286,816
U.S. Dollar	+/-	100	+/-	269,064	+/-	382,421
U.S. Dollar	+/-	150	+/-	403,595	+/-	573,632

2023
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	+/-	15,052	-/+	511,851
Soles	+/-	75	+/-	22,578	-/+	767,776
Soles	+/-	100	+/-	30,104	-/+	1,023,702
Soles	+/-	150	+/-	45,156	-/+	1,535,553
U.S. Dollar	+/-	50	+/-	48,060	+/-	119,342
U.S. Dollar	+/-	75	+/-	72,090	+/-	179,013
U.S. Dollar	+/-	100	+/-	96,120	+/-	238,684
U.S. Dollar	+/-	150	+/-	144,180	+/-	358,026

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

As of December 31, 2024 and 2023, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10.0, 25.0 and 30.0 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2024 and 2023 are presented below:

Equity securities
Measured at fair value through other comprehensive income	Change in market prices	2024	2023
	%	S/(000)	S/(000)

Equity securities	+/-10	14,726	33,480
Equity securities	+/-25	36,816	83,700
Equity securities	+/-30	44,179	100,440

Funds
Measured at fair value through profit or loss	Change in market prices	2024	2023
	%	S/(000)	S/(000)

Participation in mutual funds	+/-10	62,216	108,747
Participation in mutual funds	+/-25	155,539	271,867
Participation in mutual funds	+/-30	186,647	326,241
Restricted mutual funds	+/-10	31,820	33,416
Restricted mutual funds	+/-25	79,549	83,541
Restricted mutual funds	+/-30	95,459	100,249
Participation in RAL funds	+/-10	43,250	14,541
Participation in RAL funds	+/-25	108,126	36,354
Participation in RAL funds	+/-30	129,751	43,624
Investment funds	+/-10	140,196	118,071
Investment funds	+/-25	350,489	295,178
Investment funds	+/-30	420,587	354,214
Hedge funds	+/-10	32	29
Hedge funds	+/-25	81	73
Hedge funds	+/-30	97	87
Exchange Trade Funds	+/-10	3,931	2,958
Exchange Trade Funds	+/-25	9,827	7,396
Exchange Trade Funds	+/-30	11,793	8,875

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

As of December 31, 2024, the foreign currency in which the Group has the greatest exposure is the U.S. Dollar. The free market-exchange rate for purchase and sale transactions of each U.S. Dollar as of December 31, 2024 was S/3.764 ( S/3.709 as of December 31, 2023).

Foreign currency transactions are made at market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31,2024 and 2023, the net open monetary position with effect on results and the equity position of the Group was as follows:

	2024			2023
	U.S. Dollar	Other currencies	Total	U.S. Dollar	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total monetary assets	93,696,321	435,107	94,131,428	77,387,709	495,553	77,883,262
Total monetary liabilities	(86,859,546)	(104,858)	(86,964,404)	(79,779,686)	(102,500)	(79,882,186)
	6,836,775	330,249	7,167,024	(2,391,977)	393,053	(1,998,924)

Total position in currency derivatives	(6,142,485)	144,889	(5,997,596)	2,622,188	(369,458)	2,252,730

Net monetary position with effect on consolidated statement of income	694,290	475,138	1,169,428	230,211	23,595	253,806

Net monetary position with effect on equity	754,769	2,291,428	3,046,197	904,434	2,204,984	3,109,418

Net monetary position	1,449,059	2,766,566	4,215,625	1,134,645	2,228,579	3,363,224

As of December 31, 2024, the monetary position with effect on equity in other currencies consists mainly of the equity of subsidiaries in Bolivian pesos for S/962.7 million, in Colombian pesos for S/901.3 million, in Chilean pesos for S/425.7 million, among other minor amounts. As of December 31, 2023, the monetary position with effect on equity was in Bolivian pesos S/860.3 million, in Colombian pesos S/961.9 million, in Chilean pesos S/380.9 million, among other minor items.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed, and which affect the consolidated income statement and other comprehensive income as of December 31, 2024 and 2023.

The analysis determines the effect of a reasonably possible variation of the exchange rate against the sun for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The sensitivity analysis of the foreign currency position with an effect on the consolidated income statement as of December 31, 2024 and December 31, 2023 is shown below, with the U.S. Dollar as the main currency of exposure:

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/000	S/000
Depreciation -
Soles in relation to U.S. Dollar	5	33,061	10,962
Soles in relation to U.S. Dollar	10	63,117	20,928

Appreciation -
Soles in relation to U.S. Dollar	5	(36,542)	(12,116)
Soles in relation to U.S. Dollar	10	(77,143)	(25,579)

The following is a sensitivity analysis of the foreign exchange position with effect on the consolidated statement of comprehensive income, with the U.S. Dollar, Boliviano, Colombian peso and Chilean peso as the main currencies of exposure. This analysis is shown as of December 31, 2024 and 2023:

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/000	S/000
Depreciation -
Soles in relation to U.S. Dollar	5	35,941	43,377
Soles in relation to U.S. Dollar	10	68,615	82,812

Appreciation -
Soles in relation to U.S. Dollar	5	(39,725)	(47,944)
Soles in relation to U.S. Dollar	10	(83,863)	(101,214)

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/000	S/000
Depreciation -
Soles in relation to Boliviano	5	45,842	40,969
Soles in relation to Boliviano	10	87,516	78,214

Appreciation -
Soles in relation to Boliviano	5	(50,667)	(45,282)
Soles in relation to Boliviano	10	(106,964)	(95,595)

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/000	S/000
Depreciation -
Soles in relation to Colombian Peso	5	42,919	45,804
Soles in relation to Colombian Peso	10	81,936	87,444

Appreciation -
Soles in relation to Colombian Peso	5	(47,437)	(50,626)
Soles in relation to Colombian Peso	10	(100,144)	(106,876)

Currency rate sensibility	Change in currency rates	2024	2023
	%	S/000	S/000
Depreciation -
Soles in relation to Chilean Peso	5	20,272	18,136
Soles in relation to Chilean Peso	10	38,702	34,624

Appreciation -
Soles in relation to Chilean Peso	5	(22,406)	(20,046)
Soles in relation to Chilean Peso	10	(47,302)	(42,318)

30.3	Liquidity risk

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

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, an consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in Banco de Crédito del Perú, Banco de Crédito de Bolivia, MiBanco – Banco de la Microempresa and MiBanco - Banco de la Microempresa de Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100.0 percent, and any excess are presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Seguros follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

On the long-term business side (life insurance), given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of liabilities; for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

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

Investment banking:

Liquidity risk in Credicorp Capital Ltd and Subsidiaries principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of ASB Bank Corp., the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100.0 percent and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2024						2023
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets	48,594,583	26,281,483	65,297,685	87,773,303	54,682,216	282,629,270	38,552,719	26,270,643	60,976,000	92,329,896	47,960,945	266,090,203

Financial liabilities by type -
Deposits and obligations	30,985,483	20,512,659	40,067,393	45,138,302	26,735,551	163,439,388	42,289,107	18,369,890	26,491,876	55,511,772	9,275,728	151,938,373
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	3,697,052	5,382,691	4,441,442	4,079,266	3,918,189	21,518,640	6,048,623	2,581,452	5,994,505	5,749,977	3,901,739	24,276,296

Financial liabilities designated at fair value through profit or loss	151,485	–	–	–	–	151,485	641,915	–	–	–	–	641,915
Bonds and notes issued	3,185,435	2,213,666	4,260,484	6,629,122	3,062,721	19,351,428	214,609	188,158	5,624,264	7,492,224	579,266	14,098,521
Lease liabilities	31,147	33,499	93,536	229,166	104,285	491,633	30,710	33,118	89,984	256,960	102,344	513,116
Other liabilities	4,086,668	297,762	234,627	27,317	1,921,410	6,567,784	3,646,610	358,303	241,182	8,484	1,636,332	5,890,911
Total liabilities	42,137,270	28,440,277	49,097,482	56,103,173	35,742,156	211,520,358	52,871,574	21,530,921	38,441,811	69,019,417	15,495,409	197,359,132

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	1,960,811	3,420,416	4,858,373	1,013,090	20,320	11,273,010	961,788	1,059,625	3,153,643	1,394,394	30,653	6,600,103
Contractual amounts payable (outflows)	1,955,324	3,416,357	4,877,328	1,034,592	21,027	11,304,628	939,961	1,053,036	3,185,326	1,329,268	28,899	6,536,490
Total liabilities	5,487	4,059	(18,955)	(21,502)	(707)	(31,618)	21,827	6,589	(31,683)	65,126	1,754	63,613

30.4	Non-financial risk -

A non-financial risk (NFR) is broadly defined by exclusion, encompassing any risk other than financial market, credit and liquidity risks. NFR may have substantial negative strategic, commercial, economic and/or reputational implications. They include operational risks as defined by Basel’s seven types of operational risk events, as well as other significant risks such as technology, cyber, conduct, model, compliance, strategic and third-party risks.

The management of non-financial risks has become increasingly challenging due to the added complexity of rapid technological advancements, extensive process automation, greater reliance on systems rather than people, and transformational processes. These changes in the way financial institutions operate have led to new risk exposures, including attacks affecting the Group’s services, data theft and online fraud.

30.5	Operational risk -

Operational risk is the possibility of incurring losses due to inadequate processes, human error, information technology failures, third party relationships or external events. These risks can result in financial losses and have legal or regulatory compliance consequences, but they exclude strategic or reputational risk (except for companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are categorized into internal fraud, external fraud, labor relations and job security, customer relations, business products and practices, damage to material assets, business and systems interruption, and failures in process, execution, delivery and management.

One of the Group’s pillars is to cultivate an efficient risk culture. To achieve this, it records operational risks and their respective process controls. The risk map allows for the monitoring, prioritization and proposed treatment of these risks according to established governance. Additionally, the Group actively manages cybersecurity and fraud prevention, aligning with best international practices.

The business continuity management system enables the establishment, implementation, operation, monitoring, review, maintenance, and improvement of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for resources that support critical products and services, which are periodically tested to measure the effectiveness of these strategies.

In managing operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are utilized, methodologies and best practices are shared among the Group’s companies.

We also have recovery mechanisms for the materialization of operational risks, primarily through insurance policies contracted for all Credicorp Group companies in the international market. These policies cover losses due to fraud events, professional liability, cyber risks, and directors’ liability. Additionally, we have insurance policies individually contracted by Credicorp companies in the local market that cover losses due to material damage to physical assets and civil liability.

30.6	Cybersecurity -

Credicorp directs its efforts towards cost-efficient strategies to minimize the exposure to cybersecurity risk. To this end, it implements different levels of controls adapted to the different areas and potentially vulnerable companies. In addition, it maintains a significant investment program that ensures the availability of technologies and processes necessary to protect the Group’s operations and assets.

Within the framework of cybersecurity governance, the Group has a Credicorp CISO and a corporate team dedicated to ensuring the implementation and compliance of the cybersecurity strategy in all companies. A corporate strategy and plan has been established that includes implementation priorities and improvements, adapted to the different realities of the companies. These lines of work comprise the Cybersecurity Strategy, which is constantly reviewed considering the global scenario, risk profile, standards, frameworks and regulations, with the aim of ensuring business continuity, resilience and data privacy. In addition, a robust cybersecurity framework is adopted that allows adjusting cybersecurity controls for each Group company, managing and remediating vulnerabilities in an early and timely manner.

The Group also has an awareness and continuous training program for its employees, fostering a culture of cybersecurity awareness in all companies. In addition, cybersecurity indicators are used to ensure alignment between operations and the Group’s business strategy.

Group companies have third-party governance policies in place, which establish the security requirements to be met by service providers, compliance with which is mandatory.

Finally, asset information security management is carried out through a systematic process, documented and known throughout the organization, following best practices and regulatory requirements. Guidelines based on policies and procedures are designed and developed to guarantee the availability, confidentiality and integrity of the information.

30.7	Corporate Security and Cybercrime -

As part of the management of non-financial risks, the Corporate Security & Cyber Crime operational center is responsible for detecting and responding to fraud cybercrime and security incidents.

These tasks are carried out by teams specialized in transactional monitoring, investigations, cybercrime, electronic security, disaster risk management and strategic intelligence activities, including social conflicts, which safeguard the security of the organization’s employees, customers, suppliers and organization assets.

To this end, the strategy designed includes the use of state-of-the-art technological tools in monitoring platforms, digital video surveillance and advanced risk profile analysis models, among others. Likewise, we have highly specialized and trained talent on these fronts that allows the appropriate use of artificial intelligence, electronics, advanced analytics and “cyber forensic” achieving high standards of efficiency.

Finally, the Group contributes to the security of the Financial System through union activities that it develops at the local level in the Association of Banks of Peru (ASBANC) and at the Latin American level in the Committee of Security Experts of the Latin American Federation of Banks (FELABAN the Spanish acronym).

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

30.9	Risk of the insurance activity -

The main risk faced by the Group in insurance contracts is that the actual cost of claims and payments, or the timing thereof, differ from expectations. This is influenced by the frequency of claims, the severity of claims, the actual benefits paid and the subsequent development of claims over the long term. The Group’s objective is therefore to ensure that sufficient reserves are available to cover these liabilities.

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

Considering that risk management is predominantly oriented to credit, market and liquidity exposures inherent to the banking activity, in Management’s opinion the impacts of sensitizing the relevant variables used in the valuation of insurance contract assets and liabilities would not be significant for the consolidated financial statements.

Claims development table:

The following table shows the estimates of accumulated claims incurred as of December 31, 2024:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Gross estimates of the undiscounted amount of the claims:
At the end of the claim year	1,637,838	1,047,428	1,602,775	1,152,556	1,426,087	1,548,529	2,106,530	1,379,742	1,564,601	1,491,978	14,958,064
1 year later	2,458	1,999	2,917	5,830	15,447	21,123	107,965	167,943	172,015	670,047	1,167,744
2 years later	2,052	164	1,889	3,469	4,180	11,051	39,861	127,303	85,383	217,606	492,958
3 years later	3,390	82	92	2,122	2,880	3,500	11,137	31,737	59,927	94,077	208,944
4 years later	–	1,533	46	90	2,389	4,431	4,203	9,776	22,453	67,570	112,491
5 years later	–	–	843	75	144	3,446	6,419	4,076	9,912	17,756	42,671
6 years later	–	–	–	811	81	111	5,158	4,783	4,248	38,738	53,930
7 years later	–	–	–	–	1,419	30	30	2,316	3,339	5,486	12,620
8 years later	–	–	–	–	–	1,028	46	92	2,328	3,322	6,816
9 years later	–	–	–	–	–	–	297	854	244	2,557	3,952
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence	1,645,738	1,051,206	1,608,562	1,164,953	1,452,627	1,593,249	2,281,646	1,728,622	1,924,450	2,609,137	17,060,190
Liabilities / Gross Obligations accumulated by claims	8,317	6,919	7,909	18,380	30,226	56,998	222,417	466,484	454,110	1,698,314	2,970,074
Discount event	(1,614)	(1,021)	(1,015)	(1,900)	(2,849)	(4,729)	(15,369)	(34,248)	(34,104)	(93,068)	(189,917)
Effect of Risk Adjustment for non-financial risk	–	–	–	–	–	–	–	–	–	28,729	28,729
Gross LIC of the Temporary Regime and Definitive Regime	–	–	–	–	–	–	–	–	–	–	39,082
Gross provision for incurred claims	6,703	5,898	6,894	16,480	27,377	52,269	207,048	432,236	420,006	1,633,975	2,847,968

The following table shows the estimates of accumulated claims incurred as of December 31, 2023:

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Gross estimates of the undiscounted amount of the claims:
At the end of the claim year	1,397,461	963,490	1,039,516	1,628,377	1,154,065	1,450,470	1,538,564	2,000,372	1,687,397	1,724,774	14,584,486
1 year later	1,027	3,453	3,475	1,693	6,872	9,523	38,655	137,774	317,513	614,260	1,134,245
2 years later	129	577	3,441	4,265	8,398	5,701	13,276	71,537	197,750	191,387	496,461
3 years later	–	53	505	3,902	4,665	2,263	5,093	22,757	89,213	99,775	228,226
4 years later	–	–	81	278	3,148	4,684	2,712	7,511	24,184	44,274	86,872
5 years later	–	–	–	28	262	4,008	5,379	2,762	7,492	15,491	35,422
6 years later	–	–	–	–	40	438	4,331	7,395	2,405	4,663	19,272
7 years later	–	–	–	–	–	93	358	5,953	6,962	6,197	19,563
8 years later	–	–	–	–	–	–	42	66	4,639	9,695	14,442
9 years later	–	–	–	–	–	–	–	29	356	1,648	2,033
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence	1,398,617	967,573	1,047,018	1,638,543	1,177,450	1,477,180	1,608,410	2,256,156	2,337,911	2,712,164	16,621,022
Liabilities / Gross Obligations accumulated by claims	3,672	6,335	8,955	13,396	30,289	34,361	81,747	321,842	839,516	1,421,449	2,761,562
Discount event	(527.00)	(775)	(1,207)	(1,687)	(2,890)	(3,597)	(7,361)	(27,666)	(64,783)	(83,109)	(193,602)
Effect of Risk Adjustment for non-financial risk	–	–	–	–	–	–	–	–	–	21,590	21,590
Gross LIC of the Temporary Regime and Definitive Regime	–	–	–	–	–	–	–	–	–	–	41,451
Gross provision for incurred claims	3,145	5,560	7,748	11,709	27,399	30,764	74,386	294,176	774,733	1,359,930	2,631,001

30.10	Capital management -

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

As of December 31, 2024, and 2023, the regulatory capital for the subsidiaries amounted to approximately S/40,009.5 million and S/33,452.6 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/10,885.9 million the minimum regulatory capital required as of December 31, 2024 (approximately S/7,731.9 million as of December 31, 2023).

30.11	Fair values –

a)	Financial instruments recorded at fair value and fair value hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		2024				2023
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Interest rate swaps		–	489,602	–	489,602	–	384,238	–	384,238
Currency swaps		–	219,648	–	219,648	–	230,818	–	230,818
Foreign currency forwards		–	161,495	–	161,495	–	334,562	–	334,562
Cross currency swaps		–	29,551	–	29,551	–	35,754	–	35,754
Foreign exchange options		–	3,018	–	3,018	–	1,104	–	1,104
Futures		–	1,477	–	1,477	–	1,187	–	1,187
	12(c)	–	904,791	–	904,791	–	987,663	–	987,663

Investments at fair value through profit of loss	6(a)	2,512,497	625,116	1,577,730	4,715,343	2,983,312	919,499	1,079,850	4,982,661
Financial assets at fair value through profit of loss		930,627	2,107	–	932,734	810,582	350	–	810,932

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		7,094,584	7,292,412	–	14,386,996	6,176,329	7,139,979	68,842	13,385,150
Government bonds		11,565,309	902,942	–	12,468,251	9,722,319	867,883	–	10,590,202
Certificates of deposit BCRP		–	11,435,757	–	11,435,757	–	10,935,253	–	10,935,253
Securitization instruments		–	714,738	–	714,738	–	683,930	–	683,930
Negotiable certificates of deposit		–	438,988	–	438,988	–	482,047	–	482,047
Subordinated bonds		42,493	127,455	–	169,948	71,590	209,349	–	280,939
Other instruments		–	282,104	98,592	380,696	–	297,220	54,397	351,617
Equity instruments		15,307	118,735	13,222	147,264	147,681	173,253	13,868	334,802
	6(b)	18,717,693	21,313,131	111,814	40,142,638	16,117,919	20,788,914	137,107	37,043,940

Total financial assets		22,160,817	22,845,145	1,689,544	46,695,506	19,911,813	22,696,426	1,216,957	43,825,196

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		–	353,647	–	353,647	–	205,112	–	205,112
Currency swaps		–	230,848	–	230,848	–	429,365	–	429,365
Foreign currency forwards		–	210,947	–	210,947	–	205,341	–	205,341
Cross currency swaps		–	15,491	–	15,491	–	46,561	–	46,561
Foreign exchange options		–	8,420	–	8,420	–	4,002	–	4,002
Futures		–	120	–	120	–	1,618	–	1,618
	12(c)	–	819,473	–	819,473	–	891,999	–	891,999
Financial liabilities at fair value through profit or loss		–	151,485	–	151,485	–	641,915	–	641,915

Total financial liabilities		–	970,958	–	970,958	–	1,533,914	–	1,533,914

Financial instruments included in the Level 1 category are those that are measured based on of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions.

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

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward and swap pricing models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over The Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2024, the balance of receivables and payables corresponding to derivatives amounted to S/904.8 million and S/819.5 million respectively, see Note 12(c), generating DVA and CVA adjustments for approximately S/3.0 million and S/5.7 million respectively. The net impact of both items in the consolidated statement of income amounted to S/1.2 million of loss. As of December 31, 2023, the balance of receivables and payables corresponding to derivatives amounted to S/987.7 million and S/892.0 million, respectively, see Note 12(c), generating DVA and CVA adjustments for approximately S/3.2 million and S/6.9 million, respectively. Likewise, the net impact of both items in the consolidated statement of income amounted to S/4.0 million of loss.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured by calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon-rate curves to discount cash flows in the respective currency and considering observable current market transactions.

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

As of December 31, 2024, and 2023, the net unrealized loss of Level 3 financial instruments amounted to S/14.0 million and S/3.4 million, respectively. As of those dates, changes in the book value of Level 3 financial instruments have not been significant as there have been no purchases, issues, liquidations or any other significant movements or transfers from Level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2024					2023
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	–	47,655,196	–	47,655,196	47,655,196	–	33,930,948	–	33,930,948	33,930,948
Cash collateral, reverse repurchase agreement and securities borrowing	–	1,033,177	–	1,033,177	1,033,177	–	1,410,647	–	1,410,647	1,410,647
Investments at amortized cost	8,146,745	296,793	–	8,443,538	8,967,877	9,338,213	362,100	–	9,700,313	10,188,927
Loans, net	–	137,737,296	–	137,737,296	137,737,296	–	136,698,135	–	136,698,135	136,698,135
Due from customers on banker’s acceptances	–	528,184	–	528,184	528,184	–	412,401	–	412,401	412,401
Other assets (*)	–	3,269,019	–	3,269,019	3,269,019	–	2,072,603	–	2,072,603	2,072,603
Total	8,146,745	190,519,665	–	198,666,410	199,190,749	9,338,213	174,886,834	–	184,225,047	184,713,661

Liabilities
Deposits and obligations	–	161,842,066	–	161,842,066	161,842,066	–	147,704,994	–	147,704,994	147,704,994
Payables on repurchase agreements and securities lending	–	9,060,710	–	9,060,710	9,060,710	–	10,168,427	–	10,168,427	10,168,427
Due to Banks and correspondents and other entities	–	10,820,211	–	10,820,211	10,754,385	–	12,308,392	–	12,308,392	12,278,681
Due from customers on banker’s acceptances	–	528,184	–	528,184	528,184	–	412,401	–	412,401	412,401
Lease liabilities	–	404,817	–	404,817	404,817	–	512,579	–	512,579	512,579
Bond and notes issued	–	17,230,157	–	17,230,157	17,268,443	–	14,742,600	–	14,742,600	14,594,785
Other liabilities (**)	–	5,220,127	–	5,220,127	5,220,127	–	4,586,511	–	4,586,511	4,586,511
Total	–	205,106,272	–	205,106,272	205,078,732	–	190,435,904	–	190,435,904	190,258,378

(*) Corresponds to receivables, margin call, receivables from sale of investments and operations in process.
(**) Corresponds to accounts payable, salaries and other personnel expenses, accounts payable for acquisitions of investments, operations in process, allowance for indirect loan losses and dividends payable

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)
Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are considered for the incurred losses of these loans. As of December 31, 2024, and 2023, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)
Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short-term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This three month is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

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

As of December 31, 2024, and 2023, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2024	2023
Investment funds and mutual funds	64,430	55,773
Equity managed	39,372	35,016
Pension funds	32,437	36,867
Bank trusts	6,120	3,949
Total	142,359	131,605

31	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies

i)	Madoff Trustee Litigation and Fairfield Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against ASB (now ASB Bank Corp.) in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint sought recovery of approximately US$120.0 million in principal amount from ASB Bank Corp., which the Madoff Complaint alleged was equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry), together with fees, costs, interest and expenses. The Madoff Complaint sought the recovery of these redemptions from ASB Bank Corp. as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB Bank Corp.

Otherwise, in April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint (the Fairfield Complaint) against ASB (now ASB Bank Corp.) in the Bankruptcy Court. The Fairfield Complaint sought to recover approximately US$115.2 million in principal amount from ASB Bank Corp., representing the amount of ASB’s Bank Corp. redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These were essentially the same funds that the Madoff Trustee sought to recover in the Madoff Trustee litigation as described above.

On January 30, 2024, (i) the Madoff Trustee and ASB Bank Corp. entered into a release and settlement agreement (the “Madoff Settlement”), and (ii) the Fairfield Liquidator and ASB Bank Corp. simultaneously entered into a release and settlement agreement (the “Fairfield Settlement”), which settlements, without admission of liability, have resolved all disputes related to the Madoff Complaint and the Fairfield Complaint, described in previous paragraphs.

Under the terms of such agreements, after approval of the Madoff Settlement by the Bankruptcy Court, among other things, ASB Bank Corp. would pay the Madoff Trustee the amount of US$42,750,000.00 (the Settlement Amount) and the Madoff Trustee and the Fairfield Liquidator would dismiss the Madoff Complaint and the Fairfield Complaint, as applicable, with prejudice and without costs to either party. On March 18, 2024, the Bankruptcy Court approved the Madoff Settlement. On April 3, 2024, ASB Bank Corp. paid the Madoff Trustee the Settlement Amount. On April 5, 2024, the Madoff Trustee dismissed the Madoff Complaint with prejudice and without costs to either party and on April 8, 2024, the Fairfield Liquidator dismissed the Fairfield Complaint, with prejudice and without costs to either party. On September 6, 2024, the Second Circuit Court of Appeals confirmed the dismissal with prejudice of the previously pending appeal by the Fairfield Liquidator related to the Fairfield Complaint.

As a result, all litigation regarding the Madoff Complaint and the Fairfield Complaint has been fully and finally resolved and both the Madoff Complaint and Fairfield Complaint dismissed with prejudice.

ii)	Government Investigations -

The former chairman and the current vice chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former chairman testified on November 18, 2019, and our vice chairman testified on December 9, 2019. The former chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to Fuerza 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

The former chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the political party “Peruanos Por el Kambio”. These contributions were made in accordance with Peruvian electoral law and Credicorp’s own political contributions guidelines, wich were adopted in 2015.

The Peruvian Superintendencia del Mercado de Valores (‘SMV’ for its Spanish acronym) initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance resolutions on these proceedings. Such resolutions imposed pecuniary sanctions (fines) on Credicorp and its three subsidiaries as a consequence of these sanctioning processes, Credicorp, BCP, Mibanco and Grupo Pacifico appealed the resolutions. As the appeals were not resolved within the term provided by law Credicorp and each of the three subsidiaries proceeded to file administrative lawsuits against the SMV’s Resolution (due to negative administrative silence). However, Credicorp and its three subsidiaries proceeded to pay the fines imposed by the SMV, in compliance with the provisions of Peruvian law. In the Judiciary, first-instance resolutions have declared unfounded the claims against the SMV resolutions imposing fines on Credicorp, BCP, Mibanco and Grupo Pacífico. Credicorp and its three subsidiaries have appealed, so that the first-instance resolutions are reviewed in second instance. A substantive hearing date is pending to be set.

Credicorp is of the opinion that the contributions made and the sanctioning processes related to the SMV do not represent a significant risk of material liability for the Group. Furthermore, these processes may not have a negative effect on the Group’s business or financial situation, given that the fines imposed by the SMV have already been paid.

On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the company that he was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (“Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial - Cuarto Despacho”, for its name in Spanish). Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case,  alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand - alone to the Olmos Project.

On June 21, 2024, Mr. Gianfranco Ferrari was notified of Resolution 6 issued by the Fifth National Preliminary Investigation Court of the National Superior Court of Specialized Criminal Justice in Peru (“Quinto Juzgado de Investigación Preparatoria Nacional de la Corte Superior Nacional de Justicia Penal Especializada”, for its name in Spanish). Through such notice, Mr. Ferrari was informed of the dismissal of the case in regards of the investigation against Mr. Ferrari for the crime of collusion against public administration. Consequently, such Court ordered the final closure of the judicial process (ie, dismissal) against Mr. Ferrari.

32	SUBSEQUENT EVENTS

As of March 13, 2025, the Company completed the acquisition of the remaining 50.0 percent interest in Pacífico EPS (representing 24,627,219 shares) and 50.0 percent of the co-investment agreement with Banmédica (see note 2). The amounts paid for these transactions were S/950.9 million and S/180.0 million, respectively.

As of the date of these financial statements, Management is in the process of determining the fair value of the assets acquired and liabilities assumed in connection with these transactions.