Form 20-F/A
period 2024-12-31
CREDICORP LTD
filed 2025-07-22
CIK 1001290

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
Credicorp Ltd.
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

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large, accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

EXPLANATORY NOTE
We are filing this Amendment No. 1 (“Form 20-F/A”) to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024, originally filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2025 (the “Form 20-F”), to re-file Item 7. This amendment corrects the percentages we had calculated of Credicorp’s common shares owned by certain non-affiliated companies as presented in the table of holders of 5% or more of our total common shares in Item 7.A, as well as the description of that table. No other changes have been made to the data presented in this Item 7.
Except as expressly set forth in this Form 20-F/A, we are not amending any other part of the Form 20-F. This Form 20-F/A does not reflect events occurring after the filing of the Form 20-F or modify or update any related or other disclosures, including forward-looking statements, unless expressly noted otherwise. Accordingly, this Form 20-F/A should be read in conjunction with the Form 20-F.

7.A	Major Shareholders

As of December 31, 2024, Credicorp had issued 94,382,317 common shares, of which 14,620,846 were held by ASHC. Under Bermuda law, ASHC has voting rights on the common shares it holds. Until 2003, ASHC held 10,158,204 common shares. In April 2004, common shares held by BCP and Grupo Pacífico were transferred to ASHC, totaling 14,620,846 common shares. The table below provides details about the percentages of Credicorp’s common shares owned by holders of 5% or more of our total common shares based on available information.
There have been no significant changes in the percentages of ownership held by any major shareholders in the past three years.
Owner	Common Shares	Percent of Class (1)
Atlantic Security Holding Corporation	14,620,846	15.49%
Romero family (2)	11,596,742	12.29%
Dodge & Cox	5,337,180	5.65%

(1)	As a percentage of all issued and outstanding shares (including shares held by ASHC).
(2)	This total includes common shares directly or indirectly owned by Luis Romero Belismelis and his family or companies owned or controlled by them. Mr. Romero B. is the Chairman of the Board.

Voting rights of major shareholders are not different from voting rights of other shareholders. Each share has the right to one vote, including the shares owned by Atlantic Security Holding Corporation.
Approximately 9.82% of Credicorp’s total issued and outstanding common shares are currently held in 3,504 individual accounts with Cavali, a Peruvian security clearing company.
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
7.C	Interests of Experts and Counsel

Not applicable.

ITEM 19.	EXHIBITS

•	Index to Exhibits

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)